Form 20-F
period 2000-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2001-01-18
CIK 1116284

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended August 31, 2000

            [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                       For the transition period ________ to ________

                           Commission File No. 0-30895

                     EXFO ELECTRO-OPTICAL ENGINEERING INC. /
                      EXFO INGENIERIE ELECTRO-OPTIQUE INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     CANADA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                465 GODIN AVENUE
                         VANIER, QUEBEC G1M 3G7, CANADA
                                 (418) 683-0211
     (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

         Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

         Securities registered or to be registered pursuant to Section 12(g) of the Act:

                     Subordinate Voting Shares, no par value

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                      None

         As of November 30, 2000, the registrant had 8,757,264 Subordinate Voting Shares outstanding.

         Indicate by check mark whether EXFO (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that EXFO was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [_]

         Indicate by check mark which financial statement item EXFO has elected to follow:

                             Item 17 [_] Item 18 [X]

                                     PART I.
                                     -------

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.           KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The consolidated statements of earnings data for the year ended August 31, 1996 and the consolidated balance sheets data as of August 31, 1996 and 1997 are derived from our unaudited consolidated financial statements not included in this Annual Report. The consolidated statement of earnings data for the year ended August 31, 1997 and the consolidated balance sheet data as of August 31, 1998 are derived from our audited consolidated financial statements not included in this Annual Report. The consolidated statements of earnings data for each of the three years ended August 31, 1998, 1999 and 2000 and the consolidated balance sheets data as of August 31, 1999 and 2000 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent auditors, that are included elsewhere in this Annual Report.

         Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP in regard to our consolidated financial statements, see note 20 to our consolidated financial statements. The historical results below are not necessarily indicative of the results to be expected for any future period.

         See "Exchange Rate Information" in this Item 3.A. below for historical exchange rate information. The selected financial data should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this Annual Report, and "Item 5. Operating and Financial Review and Prospects" of this Annual Report.

                                                                           YEARS ENDED AUGUST 31,
                                                 --------------------------------------------------------------
                                                    1996         1997          1998         1999          2000
                                                    ----         ----          ----         ----          ----
                                                   (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales.......................................     $  19,229    $  24,475    $  31,605     $  42,166    $ 71,639
Cost of sales...............................         8,456        9,652       11,345        14,998      24,712
Gross margin................................        10,773       14,823       20,260        27,168      46,927
Operating expenses
Selling and administrative..................         6,644        7,827        9,898        13,279      24,304
Net research and development................         1,216        1,592        3,014         4,315       6,402
Amortization of capital and other assets....           387          479          657           898       1,498
Total operating expenses....................         8,247        9,898       13,569        18,492      32,204
Earnings from operations....................         2,526        4,925        6,691         8,676      14,723
Interest expense (income)-- net.............           418           89          (40)         (136)     (1,480)
Foreign exchange loss (gain) ...............             7          184         (126)          506         684
Earnings before income taxes and amortization
  of goodwill...............................         2,101        4,652        6,857         8,306      15,519
Income taxes................................           430        1,582        2,356         2,492       5,298
                                                 ---------    ---------    ---------     ---------    --------
Earnings before amortization of goodwill....         1,671        3,070        4,501         5,814      10,221
Amortization of goodwill....................            --           --           --            --         297
Net earnings for the year...................     $   1,671    $   3,070    $   4,501     $   5,814    $  9,924
                                                 ---------    ---------    ---------     ---------    --------
Basic and fully diluted net earnings per share.  $    0.04    $    0.08    $    0.12     $    0.14    $   0.25
Basic weighted average number of shares used
  in per share calculations.................        38,000       38,000       38,000        38,001      39,951
OTHER FINANCIAL DATA:
Gross research and development..............
                                                 $   2,667    $   2,753    $   4,406     $   6,390    $  9,374
Net research and development................     $   1,216    $   1,592    $   3,014     $   4,315    $  6,402
Dividends per share
        Class "A" shares....................     $   0.005    $      --    $      --     $    0.08    $   0.45
        Class "C" share.....................     $      --    $      --    $      --     $     340    $     --
        Class "E" shares....................     $      --    $   0.005    $   0.005     $      --    $     --
        Class "F" shares....................     $      --    $      --    $      --     $      --    $   0.45
AMOUNTS UNDER U.S. GAAP
Sales.......................................                  $  26,752    $  32,853     $  41,858    $ 71,639
Net earnings for the year...................                  $   3,356    $   4,538     $   5,901    $  7,922
Basic and diluted net earnings per share....                  $    0.09    $    0.12     $    0.15    $   0.20
Basic weighted average number of shares used
  in per share calculations.................                     38,000       38,000        38,001      40,086
Dividends per share
        Class "A" shares....................     $   0.006    $      --    $      --     $    0.08    $   0.45
        Class "C" shares....................     $      --    $      --    $      --     $     333    $     --
        Class "E" shares....................     $      --    $   0.006    $   0.005     $      --    $     --
        Class "F" shares....................     $      --    $      --    $      --     $      --    $   0.45

                                                                         AS AT AUGUST 31,
                                                 --------------------------------------------------------------
                                                    1996         1997          1998         1999          2000
                                                    ----         ----          ----         ----          ----
                                                                   (IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash and cash equivalents..................      $     482    $     354    $   1,262     $     423    $    729
Working capital (1) .......................          3,550        5,973        9,797        12,745     194,167
Total assets...............................         11,725       13,238       17,643        22,840     219,723
Long-term debt (excluding current portion) ....         40           20           --            --          16
Shareholders' equity.......................      $   4,676    $   7,644    $  12,045     $  14,679    $206,994
AMOUNTS UNDER U.S. GAAP
Cash and cash equivalents..................                                $   1,201     $     423    $    729
Working capital (2) .......................                                    9,179        12,781     194,204
Total assets...............................                                   16,785        22,899     219,760
Long-term debt (excluding current portion) .                                      --            --          --
Shareholders' equity.......................                                $  11,318     $  14,715    $207,031
------------------------

(1) Includes 19,000,000 mandatorily redeemable preferred shares with a nominal carrying value as at August 31, 1997 and 1998 and 800,000 mandatorily redeemable preferred shares with a carrying value of $ 543 as at August 31, 2000.

(2) Includes 19,000,000 mandatorily redeemable preferred shares, with a nominal carrying value as at August 31, 1998 and 800,000 mandatorily redeemable preferred shares with a carrying value of $543 as at August 31, 2000.

EXCHANGE RATE INFORMATION

         The following table sets forth, for each period indicated, the high and low exchange rates based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified by the Federal Reserve Bank of New York, which is often referred to as the "noon buying rate." The exchange rates are presented as Canadian dollars per $1.00. On December 11, 2000, the noon buying rate was $1.00 equals C$1.5227 and the inverse noon buying rate was C$1.00 equals $0.6567.

                                                       YEARS ENDED AUGUST 31,
                                 ----------------------------------------------------------------
                                 1996          1997           1998           1999           2000
                                 ----          ----           ----           ----           ----
High                          C$1.3822       C$1.3995      C$1.5770       C$1.5570       C$1.5085
Low                             1.3285         1.3310        1.3713         1.4512         1.4350
Average(1)                      1.3634         1.3707        1.4490         1.5055         1.4694
End of Period                   1.3685         1.3890        1.5745         1.4965         1.4720

-------------------------

(1) The average of the noon buying rate on the last business day of each month in the period indicated.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable

D.       RISK FACTORS

RISKS RELATED TO OUR INDUSTRY AND BUSINESS

         IF WE ARE UNABLE TO ADAPT TO CURRENT AND FUTURE CHANGES IN TECHNOLOGY, OUR PRODUCTS MAY BECOME OBSOLETE.

         Any failure by us to anticipate or respond to new technological developments and customer requirements could have a material adverse effect on our business, financial condition and results of operations. Moreover, the markets addressed by our current and planned products are rapidly evolving and are characterized by emerging standards and competing technological platforms. There can be no assurance that products destined by us for sale into these markets will adequately address the requirements dictated by evolving standards, or that we will be able to adapt our products to changes in technology. Accordingly, we may invest in products and technologies that never gain market acceptance. Such investments could have a material adverse effect on our business, financial condition and results of operations.

WE MUST CONTINUE TO OVERCOME SIGNIFICANT AND INCREASING COMPETITION IN OUR INDUSTRY IN ORDER TO CONTINUE OUR GROWTH AND PRODUCTIVITY.

         The market for fiber-optic test, measurement and monitoring equipment is rapidly evolving and is marked by intense competition and technical innovations. We expect the pace of change to accelerate in the future. We also expect many new competitors to emerge as the market for fiber-optic test, measurement and monitoring equipment expands and evolves in response to technical innovations.

         Some of our current and potential competitors are global electronic test and measurement manufacturers who complement their broad range of products with fiber-optic test, measurement and monitoring equipment. Competitors, such as Agilent Technologies Inc., GN Nettest and Acterna Corporation have longer operating histories and significantly greater financial, technical and marketing resources. Consequently, these competitors are able to devote greater resources to the development, marketing, sale and support of their products. They are also better positioned than we are to acquire companies and new technologies that may displace our products or make them obsolete.

WE DEVOTE CONSIDERABLE TIME AND RESOURCES TO SECURING NEW CUSTOMERS AND IMPROVING SALES TO EXISTING CUSTOMERS. IF WE ARE UNSUCCESSFUL, OUR FUTURE OPERATING RESULTS MAY SUFFER.

         The long sales cycle for our products may cause our sales and operating results to vary significantly from period to period. The period of time between our initial contact with a customer and the receipt of a purchase order may span a year or more. In addition, customers perform and require us to perform, extensive product evaluation and testing of new instruments before purchasing them. If we are unable to satisfy customer demands, considerable resources would have been expended without deriving corresponding sales.

OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY ARE IMPORTANT TO THE CONTINUED SUCCESS OF OUR BUSINESS. OUR FAILURE TO PROTECT THIS PROPRIETARY TECHNOLOGY MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION.

         Our success and ability to compete depend to a significant extent on our proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold four U.S. and two Canadian issued patents, three foreign issued patents and have seven U.S. and nine Canadian patent applications pending. In addition, Burleigh Instruments, Inc. ("Burleigh"), our newly-acquired subsidiary, has five U.S., one Canadian and one Japanese issued patent and has five U.S. patent applications pending. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This kind of litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology, or design around the patents that we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, distributors and third parties. However, these agreements may be breached or otherwise not effective and we may not have adequate remedies for any breach or shortfall of these agreements. In any case, others may come to know about our trade secrets through a variety of methods. In addition, our foreign issued patents only cover France, Germany and Japan, and the laws of some territories in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

         Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology, or design around the patents owned or licensed by us. We cannot be sure that the steps that we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we will be less able to differentiate our products and our sales will decline.

IF OTHERS CLAIM THAT OUR PRODUCTS INFRINGE UPON THEIR INTELLECTUAL PROPERTY RIGHTS, WE MAY BE FORCED TO SEEK EXPENSIVE LICENSES, RE-ENGINEER OUR PRODUCTS, ENGAGE IN EXPENSIVE AND TIME-CONSUMING LITIGATION OR STOP MARKETING THE CHALLENGED PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND COULD INCREASE OUR COSTS.

         Litigation regarding intellectual property rights is common in the technology industry and, for this reason, we expect that third-party infringement claims involving technologies may increase. If an infringement claim is filed against us, we may be prevented from using some of our technologies and may incur significant costs to resolve the claim.

         We could incur substantial costs in defending ourselves and our customers against infringement claims. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of a claim of infringement, we may be required to obtain one or more licenses from third parties. We cannot assure you that we, or our customers, could obtain necessary licenses from third parties at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

WE REQUIRE EMPLOYEES WHO ARE KNOWLEDGEABLE ABOUT THE SPECIALIZED NATURE OF OUR BUSINESS. IF WE ARE UNABLE TO ATTRACT AND RETAIN SUFFICIENT NUMBERS OF HIGHLY SKILLED TECHNICAL, SALES AND MARKETING AND OTHER PERSONNEL, OUR OPERATIONS AND FINANCIAL RESULTS WOULD SUFFER.

         Due to the specialized nature of our business, we are highly dependent on the continued service of and on the ability to attract and retain, qualified engineering, sales, marketing and senior management personnel in the area of fiber optics. The competition for such personnel is intense. The loss of key employees or management personnel could have a material adverse effect on our business and operating results. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. In addition, if we are unable to hire additional qualified personnel as needed, we may not be able to adequately manage and complete our existing sales commitments and to bid for and execute additional sales.

         We must provide significant training for our growing employee base due to the highly specialized nature of fiber-optic test, measurement and monitoring equipment. Our current engineering personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in fiber optics, are in high demand. Once trained, our employees may be hired by our competitors.

OUR BUSINESS STRATEGY AND OUR ABILITY TO OPERATE PROFITABLY DEPEND ON THE CONTINUED SERVICES OF OUR SENIOR MANAGEMENT TEAM LED BY GERMAIN LAMONDE, OUR CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER, OR ANY OF OUR SENIOR MANAGEMENT, THE LOSS OF WHOM WOULD ADVERSELY AFFECT OUR BUSINESS.

         Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Lamonde, Mario Larose, Vice President, Marketing Bruce Bonini, Vice President, North American Sales and Juan-Filipe Gonzalez, Vice President, International Sales, we do not have employment agreements with any of our other key executives. Their managerial, technical and other services would be difficult to replace and if we lose the services of one or more of our executive officers, or if one of them decides to join a competitor or otherwise compete directly or indirectly against us, our business would be seriously harmed. The loss of their services would jeopardize our ability to maintain our competitive position. We do not have "key person" life insurance policies covering any of our employees.

IF WE ARE NOT ABLE TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR CURRENT LEVEL OF PROFITABILITY.

         We expect our business and the industry in which we compete to continue to undergo rapid change. We plan to significantly expand our distribution and marketing capabilities by opening additional international sales offices and service centers, by bolstering our key account management program, by hiring application engineers and by increasing our sales network worldwide. Finally, we have had a significant increase in our number of employees from 455 on November 15, 1999 to 874 on November 15, 2000. Our ability to be profitable depends on our ability to manage this rapid growth. The failure of our management to respond effectively to and manage changing technological and business conditions could have a material adverse impact on our business, financial condition and results of operations.

WE MAY BE SUBJECT TO CERTAIN LIABILITIES ASSUMED IN CONNECTION WITH OUR ACQUISITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

         We conduct due diligence in connection with our acquisitions. In particular, to the extent that prior owners of any acquired businesses failed to comply with or otherwise violated applicable laws, we may be financially responsible for these violations or otherwise be adversely affected. The discovery of any material liabilities could have a material adverse effect on our financial condition and results of operations. In connection with our acquisition of Burleigh, there may be liabilities that we fail to discover or that we inadequately assess in our due diligence efforts.

WE DEPEND ON A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         We depend on a limited number of suppliers for parts used to manufacture our products. All our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in delivery problems and reduced control over product pricing and quality. The process of qualifying a new contract manufacturer for complex products, designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we sought to change manufacturers in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of and willing to meet our needs on terms that we would find acceptable.

WE EXPECT THE PRICE OF OUR EXISTING PRODUCTS TO DECLINE AND IF WE DO NOT REDUCE OUR MANUFACTURING COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER MARGINS, OUR GROSS MARGINS WILL DECLINE AND WE COULD INCUR LOSSES.

         Our industry is very competitive and prices for fiber-optic test, measurement and monitoring equipment will likely decline. These price declines result from factors such as:

         o        increased competition for business;

         o        a limited number of potential customers;

         o competition from companies with lower labor and production costs;

         o        introduction of new products by competitors; and

         o        greater economies of scale for higher-volume manufacturers.

         We may have to increase our manufacturing capacity and our unit volume sold in order to maintain our existing sales. If we add capacity, our fixed costs will increase. As a result, we would have to increase the level of sales to maintain operating margins. If we are unable to continuously reduce our manufacturing costs or introduce new products with higher margins, our gross margins could decline.

IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY, THE GROWTH OF OUR BUSINESS MAY BE IMPEDED AND OUR OPERATING RESULTS MAY BE AFFECTED.

         For the fiscal year ended August 31, 2000, customers outside of the United States and Canada accounted for 38.4% of our sales. We plan to increase our international sales activities and have recently opened offices in Great Britain, China, Japan, and Singapore. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

         o unexpected changes in regulatory requirements, tax rates or tariffs that make our products and services more expensive and therefore less attractive to potential customers;

         o challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

         o technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;

         o longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance;

         o        political and economic instability; and

         o        certification requirements.

         Any of these factors could harm our international operations and negatively affect our financial performance. For example, we currently face problems with increasing, and constantly changing, certification requirements. In addition, although the amounts involved were not material, we have in the past encountered difficulties collecting accounts receivable in countries experiencing economic instability. The recurrence of weakness in these economies or of weakness in other foreign economies could have a significant negative effect on our future operating results.

OUR PRODUCTS MAY HAVE UNFORESEEN DEFECTS THAT COULD HARM OUR REPUTATION, IMPEDE MARKET ACCEPTANCE OF OUR PRODUCTS AND NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

         As a result of their complexity, our products may contain undetected errors or compatibility problems or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing, errors will not be found in new products after they have been fully deployed and operated under peak stress conditions. If we are unable to fix defects or other problems, we could experience, among other things:

         o        loss of customers;

         o        damage to our brand reputation;

         o        failure to attract new customers or achieve market acceptance;

         o        diversion of development and engineering resources;

         o legal actions by our customers, including claims for consequential damages and loss of profits; and

         o legal actions by governmental entities, including actions to impose product recalls and/or forfeitures.

         The occurrence of any one or more of the foregoing could seriously harm our business, financial condition and results of operations.

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS. A SUCCESSFUL CLAIM EXCEEDING OUR POLICY LIMIT WILL REDUCE OUR WORKING CAPITAL, INCREASE OUR EXPENSES AND HAVE A NEGATIVE EFFECT ON OUR OPERATING RESULTS.

         Our products are designed to help telecommunications carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network reliability. The failure of our products to perform to client expectations could give rise to product liability and warranty claims. We carry product liability insurance that we consider adequate in view of industry practice. However, a successful claim against us for an amount exceeding our policy limit would force us to use our own resources to pay the claim, which could result in a reduction of our working capital available for other uses, increase our expenses and have a negative effect on our results of operations.

AS OUR COMPETITORS CONSOLIDATE, THEY MAY OFFER PRODUCTS OR PRICING THAT WE CANNOT MEET, WHICH COULD CAUSE OUR SALES TO DECLINE.

         Consolidation in the fiber-optic test, measurement and monitoring industry could intensify the competitive pressures that we face. Recently, some of our competitors have merged or have been acquired by larger companies. These combined companies could produce more high-performance products and offer them at more competitive prices.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF OUR FUTURE PERFORMANCE.

         Our sales and operating results have fluctuated from quarter to quarter in the past and may fluctuate significantly in the future. In addition, our revenue and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill the orders received. Our operating expenses, which include research and development, and selling and administrative expenses, are relatively fixed in the short term. If our revenue is lower than we expect because we sell fewer products than we anticipate or if there is a delay in the release of new products, we may not be able to quickly reduce our operating expenses in response. Factors that could affect the amount and timing of our revenues, and cause quarterly fluctuations in our operating results include:

         o the length of our product sales cycle, especially for our higher priced and more complex products;

         o our ability to sustain product volumes and high levels of quality across all product lines; and

         o the timing of introduction and market acceptance of new products by us, our competitors or our suppliers.

Our operating results could also be affected by the following factors over which we have little or no control:

         o changes in the capital budgets of our customers, which may cause seasonal or other fluctuations in the product mix, volume, timing and number of orders we receive from our customers; and

         o        difficulties in collecting accounts receivable.

         Due to these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

IF OPTICAL FIBER IS REPLACED BY ANOTHER MEDIUM AS THE PRIMARY SOLUTION FOR BANDWIDTH-INTENSIVE APPLICATIONS, OR IF HIGH-BANDWIDTH TRANSMISSION NETWORKS ARE NO LONGER IN GREAT DEMAND, WE COULD EXPERIENCE A SIGNIFICANT LOSS OF SALES.

         The increase in fiber-optic cable production and the growth in fiber deployment are causing increased demand for fiber-optic test, measurement and monitoring equipment. If the demand for these markets decreases or disappears, or if optical fiber is replaced by a higher-performance medium, it could have a material adverse effect on our business, financial condition and results of operations.

IF WE FAIL TO PREDICT OUR SUPPLY REQUIREMENTS ACCURATELY, WE WILL HAVE EXCESS INVENTORY OR INSUFFICIENT INVENTORY, EITHER OF WHICH COULD CAUSE US TO INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

         We provide forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, we may have excess inventory, which could increase our costs and harm our relationships with our suppliers due to reduced future orders. If we underestimate our requirements, we may have an inadequate inventory of parts. Inadequate inventory could interrupt manufacturing of our products and result in delays in shipments. In addition, lead times for materials and parts that we order are long and depend on factors such as the procedures of, or supply terms with, a specific supplier and demand for each part at a given time. In the case of some parts in short supply, suppliers have imposed strict allocations that limit the number of these parts that they will supply to a given customer in a specified time period. Although to date suppliers have not made selective allocations that adversely affected us, these suppliers may choose, in the future, to increase allocations to larger, more established companies, which could reduce our allocations and harm our ability to manufacture our products.

WE MAY NOT BE ABLE TO INTRODUCE NEW AND ENHANCED PRODUCTS ON A TIMELY BASIS, WHICH COULD PREVENT US FROM ACHIEVING OUR GROWTH STRATEGY AND ADVERSELY AFFECT OUR OPERATING RESULTS.

         The development of proprietary technologies entails significant technical and business risks and requires substantial expenditures and lead time. If we experience product delays in the future, we may face:

         o        customer dissatisfaction;

         o        cancellation of orders;

         o        negative publicity;

         o        loss of sales;

         o        slower market acceptance of our products; and

         o        legal actions by customers.

         In the future, our efforts to remedy product delays may not be successful and we may lose customers as a result. Delays in bringing to market new products or product enhancements could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR AND THE U.S. DOLLAR MAY ADVERSELY AFFECT OUR OPERATING MARGINS.

         The majority of our sales is denominated in U.S. dollars. However, a majority of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, we are exposed to fluctuations in the exchange rates between the Canadian dollar and the U.S. dollar. An increase in the value of the Canadian dollar relative to the U.S. dollar could have a material adverse effect on our operating margins.

AS OUR CUSTOMERS CONSOLIDATE, THEY MAY REDUCE PURCHASES OF OUR PRODUCTS, WHICH WOULD CAUSE OUR SALES TO DECLINE.

         Consolidation in the telecommunications industry could reduce the number of customers to whom our products could be sold. Some of our customers have merged. Although to date we have not experienced any adverse effects as a result of these mergers, these merged customers could, in the future, obtain products from a source other than us, which would cause our sales to decline. In addition, some of our manufacturer customers may merge with or acquire our competitors and, as a result, discontinue their relationships with us.

OUR CUSTOMERS ARE NOT OBLIGATED TO BUY MATERIAL AMOUNTS OF OUR PRODUCTS AND MAY CANCEL OR DEFER PURCHASES ON SHORT NOTICE.

         Our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalty. Accordingly, sales in a particular period are difficult to predict. Decreases in purchases, cancellations of purchase orders, or deferrals of purchases may have a material adverse effect on our operating results, particularly if we do not anticipate them.

WE MAY NOT BE ABLE TO SUSTAIN OUR RESEARCH AND DEVELOPMENT ACTIVITIES AS OUR RESEARCH AND DEVELOPMENT CREDITS AND GRANTS DECLINE BECAUSE OF THE INCREASING EFFECTIVE COST OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES.

         Our historical operating results reflect substantial benefits from programs sponsored by the Canadian and Quebec governments for the support of research and development. Research and development tax credits and grants represented 32.5% of our gross research and development expenses for the year ended August 31, 1999 and 31.7% for the fiscal year ended August 31, 2000. These tax credits and grants will decline as our assets grow. Accordingly, the effective cost of our future research and development activities will increase.

UNEXPECTED DECLINES IN OUR RESEARCH AND DEVELOPMENT CREDITS AND GRANTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         If unexpected changes in the laws or government policies terminate or adversely modify the government programs, under which we receive research and development tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development expenses will materially increase. To the extent that we increase our activities outside Canada or Quebec, which could result from, among other things, future acquisitions, the increased activities may not be eligible for these programs. If we are required to decrease our research and development activities, we may be unable to compete effectively.

WE MAY NOT BE ABLE TO MAKE THE NECESSARY ACQUISITIONS NEEDED FOR THE DEVELOPMENT OF OUR BUSINESS AND ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

         We intend to aggressively seek acquisitions of businesses, products and technologies that are complementary to ours. There can be no assurance that we will ultimately make any such acquisition. The consolidation of our competitors may improve their capacity to acquire the same businesses, products and technologies that we wish to acquire.

         We have in the past made strategic acquisitions, such as our acquisitions of GAP Optique S.A., Nortech Fibronic Inc. and Burleigh. We anticipate that in the future, as part of our business strategy, we will continue to make strategic acquisitions of complementary companies, products and technologies. In the event of any future acquisition, we could:

         o issue shares that would dilute individual shareholder percentage ownership;

         o        incur debt;

         o        assume liabilities; or

         o incur expenses related to in-process research and development, amortization of goodwill and other intangible assets.

         These acquisitions also involve numerous risks, including:

         o problems combining the acquired operations, technologies or products;

         o        unanticipated costs or liabilities;

         o        diversion of management's attention from our core business;

         o adverse effects on existing business relationships with suppliers and customers;

         o risks associated with entering markets in which we have no or limited prior experience; and

         o potential loss of key employees, particularly those of acquired organizations.

         We cannot assure that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

WE MAY NOT BE ABLE TO REALIZE THE POTENTIAL BENEFITS OF OUR ACQUISITION OF BURLEIGH.

         In December 2000, we acquired Burleigh. In order for our acquisition to be successful, we must coordinate the operations and technologies of Burleigh with those of our company and manage the geographically dispersed operations. Integration will require the dedication of management resources that may distract management's attention from the day-to-day business of our company. If we fail to integrate the companies quickly and efficiently, we may not be able to realize the benefits we expect from the acquisition.

OUR SALES WOULD SUFFER IF A KEY SALES REPRESENTATIVE OR DISTRIBUTOR STOPPED SELLING OR REDUCED SALES OF OUR PRODUCTS.

         We sell substantially all of our products through a network of independent sales representatives and distributors, the majority of whom have exclusive rights to sell our products in specific territories or markets. If we are unable to provide competitive sales commissions, maintain an appropriate sales volume, or offer sufficient channel-support, our independent sales representatives and distributors may discontinue sales of our products and switch to representing one or more of our competitors, which would result in reduced sales for us.

WE MAY NEED ADDITIONAL CAPITAL, AND MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL ON FAVORABLE TERMS OR AT ALL, WHICH COULD LIMIT OUR ABILITY TO GROW AND COULD INCREASE OUR COSTS.

         Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. Accordingly, we may need to raise additional capital in the future.

         Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impeded.

OUR PRODUCTS MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY REQUIREMENTS WHICH COULD INCREASE OUR COSTS AND REDUCE OUR MARKET SHARE.

         Our products are designed to conform to the regulatory requirements of the countries in which they are marketed. In the event that the technical regulations applicable in a given country are in any way changed, we may be required to modify, redesign or recall some or all of our products in order to continue participating in that market. These changes likely would increase manufacturing costs and could create technical advantages for products marketed by our competitors.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name and commercial name is EXFO Electro-Optical Engineering Inc./EXFO Ingenierie Electro-Optique Inc. Our head office is located at 465 Godin Avenue, Vanier, Quebec, Canada, G1M 3G7 and our telephone number is (418) 683-0211. Our e-mail address is info@exfo.com and our Web site is www.exfo.com. Information on our Web site is not incorporated by reference in this Annual Report. This Annual Report contains trademarks and registered trademarks of EXFO and other companies.

         We were incorporated on September 18, 1985 pursuant to the CANADA BUSINESS CORPORATIONS ACT. Since that date, we have amended our articles on various occasions mainly to modify our corporate name and our share capital.

         In 1996, GEXFO Investissements Technologiques inc. ("GEXFO"), a company controlled by Germain Lamonde, acquired a majority interest in GAP Optique S.A. ("GAP Optique"), a Swiss limited liability company carrying out activities in the field of fiber-optic testing and measurement technology. In 1996, GEXFO, EXFO, GAP Optique and the University of Geneva entered into agreements whereby GAP Optique, EXFO and GEXFO obtained worldwide exclusive rights to commercially develop, manufacture and market specified technologies relating to fiber-optic telecommunications testing and measurement instruments developed by the University of Geneva. In addition, GAP Optique, EXFO and GEXFO acquired priority rights over the marketing of fiber-optic telecommunication testing and measurement instruments prototypes designed by the University of Geneva. This agreement was renegotiated under similar terms and conditions in 1999 for a five-year term. On June 1, 2000, we acquired the 85% interest held by GEXFO in GAP Optique for a consideration equal to its book value of approximately $16,000 and GEXFO transferred all of its rights in the agreements to us.

         In February 2000, we acquired all of the shares of Nortech Fibronic Inc., a company specializing in fiber-optic testing and temperature-sensing for a total consideration of $2.8 million of which $2.1 million was paid in cash. We also issued C$800,000 (approximately $553,000) of Class "G" shares, which were converted into preferred shares series 1 in June 2000, and a debenture of $200,000 (approximately $138,000) bearing no interest and payable on November 30, 2000. In November 2000, the former shareholders of Nortech agreed with us to make a purchase price adjustment, as a result of which we received $104,000 in cash from a portion of the purchase price previously held in escrow and reduced the purchase price for the preferred shares series 1 from C$800,000 ($553,000) to C$544,000 ($355,000), which were purchased by us on November 30, 2000 and subsequently cancelled.

         In connection with and immediately prior to our initial public offering, we modified our authorized share capital to its current status, which consists of:

         o an unlimited number of subordinate voting shares without par value;

         o an unlimited number of multiple voting shares without par value; and

         o an unlimited number of preferred shares without par value, issuable in series; and proceeded with the following exchanges:

         o the 38,000,000 Class "A" shares were exchanged into 38,000,000 multiple voting shares;

         o the 707,264 Class "F" shares were exchanged into 707,264 subordinate voting shares; and

         o the 800,000 Class "G" shares were exchanged into 800,000 preferred shares series 1.

         The exchange of Class "A" shares into multiple voting shares, of Class "F" shares into subordinate voting shares and of Class "G" shares into preferred shares series 1 was part of our capital reorganization and did not involve any disbursement of funds.

         On July 6, 2000, we completed our initial public offering as a result of which we issued a total of 8,050,000 subordinate voting shares, including 1,050,000 subordinate voting shares pursuant to the exercise of the over-allotment by the underwriters. All the 8,050,000 subordinate voting shares were sold to the public at an offering price of $26.00.

         On November 30, 2000, we purchased all outstanding 800,000 preferred shares series 1 for an aggregate price of C$544,000 ($355,000) and they were subsequently cancelled.

         In December 2000, we acquired all of the shares of Burleigh for a total consideration of approximately $187 million of which approximately $40 million was paid in cash. We also issued approximately 6.5 million of our subordinate voting shares.

B.       BUSINESS OVERVIEW

         We are a leading designer, manufacturer and marketer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry. We believe that we are the largest manufacturer of test, measurement and monitoring instruments that is exclusively dedicated to fiber optics. Fiber-optic test, measurement and monitoring equipment is mainly used by optical network carriers, manufacturers and research and development laboratories to measure the physical characteristics of optical fiber and related hardware.

         EXFO was founded in 1985 in Quebec City. We have grown from a two-employee supplier of portable handheld test instruments to a leading designer, manufacturer and marketer of an extensive line of fiber-optic test, measurement and monitoring instruments. We currently employ 874 employees and our products are distributed in over 70 countries. We have been profitable each year of our 15-year history.

         We develop products mainly for two markets. Our Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators as well as third-party installers and equipment rental companies. Our Industrial and Scientific Division, established in 1996, designs an extensive line of more sophisticated and higher performance instruments for manufacturers of optical components, value-added optical modules and optical networking systems as well as for research and development markets. We leverage technologies that we develop for our Industrial and Scientific Division into products for our Portable and Monitoring Division.

         In August 2000, we released our second-generation remote fiber test system with wavelength monitoring to detect faulty channels in DWDM systems. Our remote fiber test system consists of rack-mounted remote test units, which are strategically deployed along a fiber-optic network, and a test system controller that retrieves information from as many remote test units as required. The test system controller is typically located inside a network operations center. The information obtained from these remote test units is combined with data from a geographic information system in our software to pinpoint the exact location of a system failure.

         We have received more than 40 industry and commerce awards. In 2000, we were named winners of the Outstanding Corporate Innovator Award by the U.S.-based Product Development and Management Association (PDMA). Prior to becoming a public company in June 2000, we had been recognized as one of the 50 Best-Managed Private Companies in Canada by Arthur Andersen Consulting and the Financial Post for five consecutive years. We have maintained ISO 9001 certification since 1994.

         In December 2000, we acquired Burleigh, a leading supplier of DWDM wavelength measurement instrumentation and precision positioning equipment. For almost three decades, Burleigh has advanced the science of interferometric measurement techniques and developed a deep understanding of precision positioning technology. As a result, Burleigh's Wavemeter(TM) products offer one of the highest wavelength measurement accuracy in the industry, while its Inchworm(TM) motor-based precision positioning line enables unmatched position control.

THE EXFO SOLUTION

         We believe that we offer the most extensive range of products in the fiber-optic test, measurement and monitoring industry. Our success has been largely based on our exclusive focus on fiber-optic test, measurement and monitoring instruments. We have developed optical technologies and advanced testing algorithms that we leverage across our various product lines.

         The success of our solution is based on the following key attributes:

         MODULAR SYSTEM DESIGN. In 1996, we introduced the first products designed around our modular system design. This system design consists of a Windows-based platform that can accommodate several data acquisition test modules. We have since developed products for each of our divisions based on the same modular design. Our modular design provides the following advantages:

         o Unlike stand-alone units, new test modules can be rapidly developed to address the changing requirements of the industry.

         o As customers' testing requirements change, they can purchase additional modules that are compatible with their previously purchased platforms, thus protecting their initial investments.

         o Our standard graphical user interface reduces training costs because customers are familiar with previously acquired software products.

         o The flexibility of our systems allows customers to develop customized and automated solutions directed at specific testing requirements.

         HIGH DEGREE OF TECHNOLOGICAL INNOVATION. We have continually been at the forefront of fiber-optic test, measurement and monitoring technology. For example, we were the first in our industry to develop and commercialize a number of fiber-optic test and measurement products:

         o ALL-IN-ONE LOSS TEST SET. In 1992, we launched the first handheld unit for automated bidirectional loss testing. This rugged and compact loss test set combined four high-performance instruments in a single unit. The all-in-one loss test set, based upon our patented technology, allowed the user to save a considerable amount of time in the field. In 1997, we released a second-generation product which combines six instruments in a single unit.

         o PORTABLE MODULAR PLATFORM. In 1996, we released the FTB-300 Universal Test System, which was the first portable test platform in our industry based on a modular design. This portable modular platform, which includes multiple optical testing technologies, enables the user to carry out numerous test operations for outside plant installation, maintenance and troubleshooting applications.

         o PORTABLE POLARIZATION MODE DISPERSION ANALYZER. In 1996, we introduced the industry's first handheld polarization mode dispersion analyzer. Polarization mode dispersion is a physical phenomenon inherent to optical fiber and other optical components that causes a spreading of light pulses as they travel along a fiber, thus degrading the transmission signal.

         PRODUCTS OF HIGH QUALITY. Product quality is an integral part of our solution. We have implemented a comprehensive quality assurance program, which has been certified ISO 9001 since 1994. Our products meet industry standards, such as those set by Telcordia, formerly Bellcore, an industry-leading standards body. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to reduce defects to a minimum. More than 50 people are dedicated to various tasks in the quality assurance process including quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

         SUPERIOR CUSTOMER SUPPORT. We use highly qualified and specialized internal groups to offer pre-sales evaluation, installation, channel and customer training, communications and post-sales support. We believe that this approach provides us with an advantage over our competitors, who often outsource some of these functions. Our inside sales group is mainly responsible for supporting our sales force, selecting instruments that best match our customers' testing, measurement and monitoring needs and for providing detailed quotations. Our customer support group manages three main tasks: order management, technical support and training as well as calibration and repair services. Furthermore, our communications and marketing group, which operates like an internal advertising agency, educates our customers and our sales force by providing detailed marketing and technical information. Literature includes specification sheets, application notes, media releases, product catalogues and a quarterly corporate newsletter. Finally, our writing services group, which consists of more than 14 university-trained professionals, provides technical writing for product instruction manuals and online help. We provide most of our documentation in five different languages.

OUR STRATEGY

         We intend to expand our leadership position in the fiber-optic test, measurement and monitoring industry and to increase our market share through the following initiatives:

         EXPAND TECHNOLOGICAL LEADERSHIP. We believe that our ultimate success will depend on our ability to introduce enhanced products that meet the changing needs of our customers. We, therefore, will continue to invest heavily in research and development. We increased gross research and development expenditures from $6.4 million in fiscal 1999 to $9.4 million in fiscal 2000 and we intend to spend between 12% to 16% of our sales on research and development during the next three years. We also intend to dedicate more than 25% of our employees to research and development, including an advanced research group that carries out research activities, monitors technological trends in the industry and maintains links with numerous universities, industry associations and standards bodies.

         We have maintained our profile as experts in the field of fiber-optic test, measurement and monitoring instrumentation through activities such as publishing the second edition of our Guide to WDM Technology and Testing, a reference book in the fiber-optic industry, and presenting scientific papers at industry conferences such as the Optical Fiber Conference and the National Fiber-Optic and Engineering Conference.

         INVEST IN STRATEGIC SECTORS. We have established a structured review process to ensure that our research and development activities are aligned with our corporate strategy. This rigorous review process has led us to focus on the following strategic sectors:

         o DWDM MARKET. We launched a number of DWDM testing solutions, including optical spectrum analyzers, tunable laser sources, a second-generation remote fiber test system and fully automated test systems to capitalize on the DWDM market opportunity. We believe that we are well positioned to take advantage of this growing market because we offer one of the most comprehensive selections of DWDM test products. We intend to further improve our DWDM testing solutions to address the requirements of systems requiring higher channel counts and increased transmission speeds.

         o INDUSTRIAL AND SCIENTIFIC PRODUCT MARKET. We believe that several new market opportunities exist for our family of industrial and scientific products, especially with the increasing reliance of optical component, value-added optical module and optical networking system manufacturers on automated test, measurement and monitoring equipment. We intend to provide manufacturers with both off-the-shelf and customized test solutions. We have established a team of 12 product managers in this division, consisting of engineers and scientists, several of whom hold master's or doctorate degrees in Optical Sciences or Electrical Engineering.

         LEVERAGE OUR MODULAR DESIGN. The modularity and compatibility of our Windows-based platforms enable us to offer the same instrument design to as many as three different market segments with a single research and development project. This practice lessens the number of different designs, including optical, mechanical, electronics and software, that we must develop and manufacture. We intend to capitalize on the flexible architecture of our Windows-based systems to expand our solutions portfolio and to offer specialized products to specific markets. By being able to provide new functionality through the design of a new module rather than through the design of a complete instrument, we can be quicker to market with new testing technologies and provide more specialized testing solutions.

         EXPAND SALES AND MARKETING EFFORTS. We have adopted a focused sales and marketing approach to improve service to existing customers and to pursue new customer opportunities. We intend to:

         o expand our direct sales force by opening additional international offices;

         o bolster our key account management program by hiring application engineers dedicated to large system manufacturers that are current customers such as Nortel Networks Corporation, Lucent Technologies, Inc. and Alcatel Optronics;

         o        increase our network of distributors worldwide;

         o open additional service centers in selected, high-growth markets to support our sales activities with calibration and repair services; and

         o deploy a customer relationship management software initiative to keep better track of our customers' individual demands and to store information about potential customer opportunities, profiles and histories.

         REDUCE DELIVERY LEAD TIMES. The majority of our sales are derived from complex products that are assembled to order. We maintained an average delivery lead time of approximately 33.4 calendar days for our products during the 12 months ended November 15, 2000. We believe that our delivery lead times are shorter than most of those of our competitors. To further reduce our delivery lead times, we have adopted a number of measures:

         o ADHERE TO VERTICALLY INTEGRATED MANUFACTURING. We handle all major manufacturing operations in-house because we generally produce short runs of complex products. We believe it is a competitive advantage to have our manufacturing operations centralized since we have greater flexibility and better control over our delivery lead times.

         o INCREASE MANUFACTURING CAPACITY. Following the purchase of a new building in June 2000, we make use of 182,000 square feet -- including 55,000 square feet dedicated to manufacturing -- among three buildings. Once we complete the construction of a 150,000 square-foot building in the Quebec Metropolitan High-Tech Park in the fall of 2001, we will move our administrative, R&D and marketing departments and use the former buildings exclusively for manufacturing. Consequently, manufacturing capacity will more than triple from 55,000 to 182,000 square feet.

         o IMPLEMENT ENTERPRISE RESOURCE PLANNING AND SUPPLY-CHAIN MANAGEMENT SOFTWARE TOOLS. We intend to improve our information systems environment by implementing enterprise resource planning and supply-chain management software tools. This will enable us to enhance our forecasting, planning and scheduling and procurement activities.

         PURSUE COMPLEMENTARY ACQUISITIONS. We believe that market fragmentation in the test, measurement and monitoring industry creates opportunities for consolidation. We plan to aggressively pursue strategic acquisitions that will provide us with additional key technologies, complement our product offerings, increase our sales channels and add to our overall level of expertise.

RECENT DEVELOPMENTS

         In December 2000, we acquired all of the issued and outstanding shares of common stock of Burleigh Instruments, Inc., Burleigh Instruments GmbH and Burleigh Instruments (U.K.) Ltd. at an aggregate purchase price of approximately $187 million, comprised of approximately 6.5 million of our subordinate voting shares and approximately $40 million in cash. Burleigh is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment. We selected Burleigh because we hope it will enable us to accelerate growth in our Industrial and Scientific Division, which mainly focuses on the needs of the growing optical component and DWDM transmission system market. In addition, we hope to be able to expand the capabilities of our automated test systems by offering precision alignment as well as testing during the assembly and packaging of optical components.

         Burleigh, which has been in operation for 28 years and has 110 employees, as of December 20, 2000, has received industry recognition for its high-performance optical wavelength meters and precision positioning equipment. Its Wavemeter(TM) instruments offer one of the highest wavelength measurement accuracy in the industry. These products are able to determine the absolute wavelength of a laser under test within 0.3 picometers at 1500 nm. Its Inchworm(TM) precision positioning equipment provides nanometer accuracy, which is critical for precision alignment in the optical component manufacturing process. Both of these product lines are supported by a broad proprietary intellectual property portfolio.

PRODUCTS

         Our products are designed for the fiber-optic test, measurement and monitoring industry. We have adapted our product offerings to meet the needs of two main markets: portable and monitoring products for the carrier market and industrial and scientific products for the optical component, value-added optical module and optical networking system manufacturer market.

         The carrier market primarily encompasses the needs of telecommunications carriers, such as AT&T Corporation, Bell Atlantic Corporation, GTE Corporation and TelMex S.A. de C.V., cable television companies, public utilities, private network operators, as well as third-party network installers and equipment rental companies. This market requires rugged, field-portable and easy-to-use equipment.

         The industrial and scientific product market includes optical component and value-added optical module companies such as JDS Uniphase Inc.; optical system manufacturers such as Nortel Networks Corporation and Lucent Technologies, Inc.; optical fiber and cable manufacturers such as Corning Incorporated, Lucent Technologies, Inc. and Sumitomo Electric Lightwave Corp.; as well as university and government research laboratories.

         At the core of our test, measurement and monitoring instruments are our FTB-300 Universal Test System (UTS) and IQ-200 Optical Test System (OTS) platforms. Our FTB-300 UTS provides carriers with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQ-200 OTS is a scalable unit that is suited for manufacturing, laboratory engineering and research applications. The added benefit of our IQ-200 OTS is that manufacturers can design their own automated test setup or we can customize a setup for them. Our FTB-300 UTS and IQ-200 OTS platforms are fully supported by integrated and highly intuitive graphical user interfaces, enabling the user to easily store, handle and retrieve a large amount of data.

         In fiscal 2000, we introduced 14 new products, including optical spectrum analyzer test modules for our FTB-300 UTS and IQ-200 OTS platforms, widely tunable laser sources for DWDM testing, automated test systems for DWDM optical components and value-added optical modules, a single-slot optical time domain reflectometer platform and related test modules, as well as high-power and low-polarization sensitivity power meters.

         The following table summarizes the principal types of instruments we provide, their typical applications and the format in which we offer them:

                                                                                      FORMAT
                                                             --------------------------------------------------------
   INSTRUMENT TYPE             TYPICAL APPLICATION                    PORTABLE                     SCIENTIFIC
   ---------------             -------------------                    --------                     ----------
                                                               FTB 300                        IQ200        BENCHTOP
                                                             UTS MODULES     HANDHELD      OTS MODULES    INSTRUMENTS
                                                             -----------     --------      -----------    -----------
  Optical time        Like a radar, it measures the time          X                             X
  domain              of arrival of reflections of an
  Reflectometers      optical signal to determine the
  (OTDRs)             distance to the breaks or points of
                      excessive loss in a fiber network.

  Optical spectrum    Produces a graphical representation         X                             X
  Analyzers           of power versus wavelength for an
                      optical signal. Useful for measuring
                      the drift, power and signal-to-noise
                      ratio for each wavelength in a DWDM
                      system.

  Optical power       Measures the power of an optical            X              X              X              X
  meters              signal.  It is the basic tool for
                      the verification of transmitters,
                      amplifiers and optical transmission
                      path integrity.

  Widely tunable      Can produce laser light across a                                          X              X
  Lasers              broad range of wavelengths. Used to
                      test DWDM components and value-added
                      optical modules.

  Narrowly tunable    A laser that can be precisely tuned to                                    X
  Lasers              simulate a DWDM light sources. Used
                      primarily in testing optical amplifiers.

  Polarization mode   Measures the dispersion of light            X                             X
  Dispersion          that is caused by polarization.
  Analyzers           Generally used to determine the
                      bandwidth capacity of fiber and
                      cables.

  Multi-wavelength    Measures the power and drift for            X                             X
  Meters              multiple wavelengths in a DWDM
                      system.

  Variable optical    Used in network simulation setups to                       X              X              X
  Attenuators         provide calibrated variable
                      reduction of the strength of an
                      optical signal.

  Polarization        Measures the difference in loss of                                        X
  Dependent loss      power for the different states of
  Meters              polarization.

  Loss test sets      Integrates a power meter and a light        X              X                             X
                      source to manually or automatically
                      measure the loss of optical signal
                      along a fiber.

  Stable light        Emitting diode or lasers used in            X              X              X              X
  sources             connection with a power meter to
                      measure signal loss.

  Optical fiber       Measures the geometric and light                                                         X
  Parameters          guiding properties of an optical
  Analyzer            fiber. Used in new fiber research
                      and development and quality control
                      applications.

  Optical             Amplifiers which boost the power of source                                X
  amplifier           lasers. Used for the testing and calibration
                      of test systems.

  Optical switches    Provides switching between fibers.          X                             X
                      Used to provide flexible and
                      automated test setups such as the
                      measurement of multiple fibers or
                      components with multiple ports with
                      one instrument.

                                                                                      FORMAT
                                                             --------------------------------------------------------
   INSTRUMENT TYPE             TYPICAL APPLICATION                    PORTABLE                     SCIENTIFIC
   ---------------             -------------------                    --------                     ----------
                                                               FTB 300                        IQ200        BENCHTOP
                                                             UTS MODULES     HANDHELD      OTS MODULES    INSTRUMENTS
                                                             -----------     --------      -----------    -----------
  Optical power       Provides a highly accurate and                                            X
  Reference module    traceable measurement of power for
                      the calibration or verification of
                      other power measurement instruments.

  Broadband source    Used for testing wavelength                                               X
                      dependent behavior of DWDM optical
                      components and value-added optical
                      modules.

  Talk sets           A device which attaches to an               X              X
                      optical fiber and serves as a
                      temporary voice link facilitating
                      coordination of work among
                      installation crews.

  Optical return      Combines a laser and a power meter          X              X              X              X
  loss Meters         to measure the amount of potentially
                      degrading back reflection.

  Visual fault        A visible laser that can be                 X              X
  Locators            connected to an optical fiber
                      network to help locate breaks or
                      points of excessive loss.

  Live fiber          Clips on to a fiber and is used to                         X
  detector            detect the presence and direction of
                      a signal without interrupting the
                      traffic.

  Clip-on coupling    Clips to an optical fiber and allows                       X
  Device              non-invasive testing.

PORTABLE AND MONITORING PRODUCTS

         We offer an extensive range of products for fiber-optic testing, measurement and monitoring in the carrier market.

         Our test and measurement products are available as handheld test instruments or as field-portable platforms with related modules. Our handheld instruments are durable, compact and easy to use. Our portable platforms are rugged, Windows-based, battery-powered units. Their large, environmentally robust touchscreens are very practical for field use.

         In August 2000, we introduced our second-generation remote fiber test system, better known as FiberVisor, with wavelength monitoring to detect faulty channels in DWDM systems. FiberVisor consists of rack-mounted remote test units, which are strategically deployed along a fiber-optic network and a test system controller that retrieves information from as many remote test units as required. The test system controller is typically located inside a network operations center. The information obtained from these remote test units is combined with data from a geographic information system in our FiberVisor system to pinpoint the exact location of a system failure and rapidly provide the required information to a restoration team.

INDUSTRIAL AND SCIENTIFIC PRODUCTS

         Our industrial and scientific product line is mainly built around our IQ-200 OTS platform and is available as modules or stand-alone benchtop instruments. This base platform is a Windows-based system, which includes a Pentium processor, liquid crystal screen and three slots to accept test modules. This base platform can be supplemented by as many as four expansion platforms, each capable of housing six additional modules, which can be connected and controlled to provide additional functionality and capacity. These expansion platforms can also be controlled via a personal computer. Altogether, the IQ-200 OTS platform and expansion platforms can hold as many as 27 modules and test as many as 105 channels.

         The modular nature of our IQ-200 OTS platform is adapted for complex applications involving the synchronized operation of several instruments. For example, several types of lasers, a variable attenuator and an optical spectrum analyzer can be combined to automatically characterize a number of key performance parameters of fiber-optic amplifiers.

         Our Industrial and Scientific Division also addresses testing problems that cannot be handled by standard modules or stand-alone benchtop instruments. We have dedicated a team of engineers to develop custom-made, integrated test systems for customers with specific needs. Some of these integrated test systems, in turn, are modified and offered as off-the-shelf test systems to suit a wider range of customers. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. We provide automated systems for assembly, calibration and environmental testing for optical components, value-added optical modules and optical networking systems such as:

         o        Fiber assembly test system      Used for quality assurance
                                                  testing of optical connector
                                                  cables known as jumpers.
                                                  Jumpers are used to
                                                  interconnect optical
                                                  networking equipment.

         o        Optical calibration test system Used to calibrate power
                                                  meters, light sources,
                                                  variable attenuators and
                                                  optical time domain
                                                  reflectometers.

         o        Environmental test system       Allows users to perform
                                                  long-term qualification
                                                  testing of optical components
                                                  and value-added optical
                                                  modules under varying
                                                  environmental conditions
                                                  primarily to ensure compliance
                                                  with industry standards.

         o        DWDM passive component test     Provides optical DWDM
                  system                          component and value-added
                                                  optical module manufacturers
                                                  an automated testing, quality
                                                  assurance and test data
                                                  storage solution.

         o        Optical amplifier test system   Provides manufacturers of
                                                  optical amplifiers with an
                                                  integrated automated testing,
                                                  quality assurance and test
                                                  data storage solution.

RESEARCH AND DEVELOPMENT

         We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we recruit and retain highly skilled engineers, scientists and technicians. As of November 15, 2000, our research and development department included 236 full-time engineers, scientists and technicians, of whom 40 hold post-graduate degrees. Gross research and development expenditures for fiscal 2000 were $9.4 million compared to $6.4 million for fiscal 1999.

         Through a market-oriented, product portfolio review process, we ensure that our investments in research and development are aligned with our customers' needs. This approach enables us to maximize our returns on research and development investments by focusing our resources on a limited number of prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has been significantly exceeded.

         To manage our research projects once they are underway, we use a structured management process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project's feasibility at various stages of its life cycle. The following are the key review stages of the stage-gate approach:

         o        market study and research feasibility;

         o        product definition;

         o        development feasibility;

         o        development;

         o        qualification; and

         o        transfer to production.

         At each stage, we review our project risks, costs and estimated completion time. We compare our design to anticipated market needs and ensure that our project is synchronized with other internal departments and external industry events. The inter-related portfolio review and stage-gate processes enabled us to be named winners of the Outstanding Corporate Innovator Award in 2000 by the U.S.-based Product Development and Management Association (PDMA).

CUSTOMERS

         Since 1985, we have sold more than 100,000 product units to more than 1,800 customers and our products are distributed in over 70 countries. Our customers include telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, as well as optical component, value-added optical module and optical networking system manufacturers. During fiscal 2000, we delivered products to more than 800 customers and no single customer accounted for more than 5.8% of our sales.

UNITED STATES AND CANADA

         During fiscal 2000, U.S. and Canadian customers accounted for 50.4% and 11.2% of our sales.

         The following table is an alphabetical list of our top U.S. and Canadian customers based on gross sales during the last 12 months:

         AT&T Corporation
         Bell Atlantic Corporation
         GTE Corporation
         Lucent Technologies
         MCI Telecommunications
         Newcourt Technologies Corp
         Nortel Networks Corporation
         Pacific Bell Communications Inc.
         Qwest Communications International, Inc.
         US West Communications, Inc.

INTERNATIONAL

         Our international sales are largely handled by a network of distributors around the world. During fiscal 2000, international customers accounted for 38.38% of our sales.

         The following is an alphabetical list of some international end-users of our products:

         Bestel S.A. de C.V. (Mexico)
         Daewon Corporation (Korea)
         ECI Telecom LTD. (Israel)
         FOCI Fiber-Optic Communications Inc. (Taiwan)
         Instituto Costarricense de Electricidad (Costa Rica)
         Korea Informatics Telesis Inc. (Korea)
         Marconi Communications SPA (Italy)
         Nortel Networks Corporation (United Kingdom)
         Telecom Argentina (Argentina)
         Telkom S.A. LTD. (South Africa)

SALES

         We sell our fiber-optic test, measurement and monitoring products through direct and indirect sales networks in the United States and Canada as well as around the world. We also have an inside sales group, consisting of 15 people, to meet the needs of existing and new customers. Our inside sales group is responsible for providing quotations to customers, supporting our sales force and managing more than 2,400 demonstration units.

UNITED STATES AND CANADA SALES

         In the United States and Canada, our direct sales network consists of a vice-president, four national sales managers and 16 regional sales managers and application engineers, who are located throughout major metropolitan areas. Our main sales office in the United States is located in Richardson, Texas. We also maintain sales personnel in the following metropolitan areas: Atlanta, Georgia; Charlotte, North Carolina; Chicago, Illinois; Columbus, Ohio; Dallas, Texas; Denver, Colorado; Los Angeles, California; Newark, New Jersey; Wilmington, Delaware; Montreal, Quebec; Ottawa, Ontario; Toronto, Ontario; and Vancouver, British Columbia. Our group of 26 sales professionals has an average of 12 years of experience in the fields of telecommunications, fiber optics, or test, measurement and monitoring.

         In the United States, we have adopted a market-specific sales strategy. Two different sales organizations have been created to maximize coverage and penetration of our main markets:

         o CARRIER MARKET. This sales team targets customers who own, operate or install networks as their primary business. This market includes telecommunications carriers, cable television companies, public utilities, private network operators, as well as third-party installers and equipment rental companies. A national sales manager, nine regional sales managers, sales engineers and application engineers and a team of independent sales representatives and distributors concentrate on selling our product line to this customer market.

         o MANUFACTURING/R&D MARKET. This sales team targets customers who research, develop or manufacture optical networking products. This sales group consists of one national sales manager and eight regional sales managers and application engineers, who oversee a network of independent sales representatives. Some regional sales managers also have direct responsibility for serving our larger manufacturing customers. This organizational structure allows us to adequately cover the demands of a highly technical customer base and to identify and penetrate the large number of start-up companies in the component manufacturer market.

INTERNATIONAL SALES

         Our international sales network includes a vice-president, one general manager in Europe, two sales directors covering Latin America and Asia, 10 regional sales managers and three sales engineers. Our direct sales network around the world is supported by a main office in Paris, France, which maintains our head European sales operations and also provides repair and calibration services for our European, Middle East and African customers. We also have established several sales offices in strategic locations around the world to support our network of distributors and customers. These offices are located in China, Great Britain, Japan and Singapore. Finally, we rely on more than 50 distributors to support our international sales. We feel that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

MARKETING, COMMUNICATIONS AND CUSTOMER SUPPORT

MARKETING

         Our marketing group consists of 30 product managers and marketing analysts who have various degrees in engineering, science and business administration. Product managers, with the assistance of marketing analysts, are responsible for all aspects of our marketing program including new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. Marketing analysts help product managers develop marketing programs with tools such as our Web site, CD-ROMs, advertisements, mailouts and customer presentations. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we are implementing a customer relationship management system to compile market and customer information including forecasts, leads and competitive data. We use this information to make strategic business decisions.

COMMUNICATIONS

         Our communications group, which is mainly composed of commercial writers and graphic artists, supports our marketing group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, media releases, product catalogues, advertising copy and a bi-monthly corporate newsletter. Our communications group is also responsible for maintaining and updating our Web site.

CUSTOMER SUPPORT

         We have developed a customer support group that serves customers and distributors around the world in English, French, Spanish and German. Our customer support group consists of three distinct units: technical support, order management and a repair and calibration authorization service center. A frequently asked question database is also updated regularly on our Web site.

MANUFACTURING

         Manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly, testing, software loading, calibration, quality assurance and shipping and billing. As of November 15, 2000, we had 357 employees involved in our manufacturing operations. We have two surface-mount, circuit-board assembly lines and we occupy more than 55,000 square feet for manufacturing purposes. After we move our research and development, administrative and marketing departments to a new 150,000 square-foot building in the Quebec Metro High-Tech Park in the fall of 2001, we will make use of our former buildings exclusively for manufacturing purposes. As a result, manufacturing capacity will increase three-fold to 182,000 square feet. Our manufacturing operations are handled by three inter-related departments:

         o PRODUCTION. Our production department, which is divided into 15 cells, is responsible for manufacturing high-quality products on time. Each cell consists of specialized technicians and has full responsibility over a product group. Technicians are versatile enough so that they can perform specific functions within a cell and they can be transferred to other cells when required to alleviate bottlenecks. Furthermore, this department is responsible for manufacturing schedules, finished goods warehousing, customs management, shipping and billing.

         o PRODUCTION ENGINEERING AND QUALITY. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, repairs and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. We meticulously verify our instruments to ensure that they meet stringent industry requirements and provide our customers with detailed product test sheets. Our quality assurance program has been certified ISO 9001 since 1994.

         o SUPPLY-CHAIN MANAGEMENT. This department is responsible for parts procurement, raw materials, forecasting and special projects. Our products consist of optical, electronic and mechanical parts. Approximately one-third of our parts are manufactured to our specifications. Some parts are obtained from single-source suppliers. We manage risks associated with single-source suppliers, as well as parts that are subject to industry shortages or long delivery lead times, through a strategic forecasting process that involves procuring excess inventory where appropriate.

COMPETITION

         The fiber-optic test, measurement and monitoring industry is highly competitive and subject to rapid change as a result of technological developments and other factors. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

         o        product performance and reliability;

         o        level of technological innovation;

         o        product lead times;

         o        breadth of product offering;

         o        ease of use;

         o        customer service and technical support;

         o        strength of sales and distribution relationships; and

         o        price.

         Generally, our competitors fall into two categories. The first category consists of global electronic test and measurement manufacturers, who complement their broad range of products with fiber-optic test, measurement and monitoring equipment. These companies include Agilent Technologies, Inc., Acterna Corporation (resulting from the merger of Telecommunications Technique Corporation and Wavetek Wandel & Golterman), Anritsu Corporation, Ando Corporation, Tektronix, Inc., GN Nettest and Newport Corporation. The second category refers to niche companies in the fiber-optic test, measurement and monitoring industry. These companies typically have limited product lines and are often geographically limited in their customer base. Such companies include Santec Corporation, Fotec, Inc., ILX Lightwave Corporation and Kingfisher International PTY Ltd. We also face competition from JDS Uniphase Corp., an optical component and value-added optical module vendor that designs and markets its own line of test and measurement instruments.

REGULATORY ENVIRONMENT

         In most countries where our products are sold, our products must comply with the regulations of one or more governmental entities. These regulations often are complex and vary from country to country. Depending upon the country and the relevant product, the applicable regulations may require product testing, approval, registration, marking and unique design restrictions. Accordingly, we have appointed a team of engineers who are responsible for ensuring that our products comply with all applicable regulations.

         In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission, or the FCC, the Food and Drug Administration, or the FDA and the Occupational Safety and Health Administration, or OSHA. Under the FCC's regulations, our products must comply with, among other things, rules concerning unintentional radio frequency emissions that interfere with protected radio communications systems. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA's performance standards and related rules concerning light-emitting products, such as lasers. The FDA's regulations are intended to promote safety by limiting human exposure to harmful electromagnetic radiation. Similarly, our products must comply with OSHA's design safety standards for systems that utilize electricity. These rules are intended to reduce the risk of accidental human electrocution.

         Similar regulations apply in other countries. For example, our products are subject to the safety standards of Industry Canada and the Canadian Standards Association with respect to electricity utilization and radio frequency emissions. Other countries in the world require equipment marking in accordance with the standards of the European Community, often referred to as CE marking, testing to ensure compliance with International Electrotechnical Commission standards and other international product approval. Other significant types of regulations not described in this Annual Report also may apply, depending upon the relevant product and country.

INTELLECTUAL PROPERTY

         Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file U.S. and Canadian patent applications to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of copyright, trademark, trade secret rights, licensing and confidentiality agreements.

         We currently hold four U.S.-issued, two Canadian-issued and three foreign-issued patents and we have seven U.S. and nine Canadian patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from July 17, 2011 to October 9, 2016. In addition, Burleigh has five U.S., one Canadian and one Japanese issued patents and has five U.S. patent applications pending. These issued and pending patents cover various aspects of Burleigh's products and processes. The expiration of Burleigh's issued patents range from 2008 to 2016.

         We consider three of our inventions for which patents have either been granted or are pending to be material. These inventions are:

         o the optical time domain reflectometer with internal reference reflector for which a patent was granted in the United States and is pending in Canada. This invention permits the control of the optical time domain reflectometer detector gain and the determination of the loss of the initial optical connector and is used in most of our optical time domain reflectometer-based products;

         o the measurement of attenuation of optical fibers using bidirectional transmission of information via the fiber for which patents were granted in the United States and Canada. This invention forms the basis of our FOT-920 and FTB-3920 products; and

         o an adapter for interconnecting optical fiber connectors for which patents are pending in Canada and the United States. This invention permits a wide variety of connectors to be joined to our test and measurement instruments.

         Confidentiality and proprietary information agreements with our senior management, employees and others generally stipulate that all confidential information developed or made known to these individuals by us during the course of their relationship is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements also generally provide that all intellectual property developed by the individual in the course of rendering services to us belongs exclusively to us. These efforts afford only limited protection.

LEGAL PROCEEDINGS

         GAP Optique has recently instituted legal proceedings with the Juridiction des Prud'hommes in Geneva, Switzerland against an ex-employee for breach of a confidentiality obligation as stipulated in his employment contract. GAP is claiming monetary damages only since Swiss law does not allow injunctive relief in this case.

         Mr. Patrick Stamp was hired by EXFO's subsidiary, GAP Optique on May 1st 1998. Mr. Stamp's employment contract contained a confidentiality clause which prohibits disclosure or use of any confidential information he may obtain during the course of his work. The contract provides that this obligation continues for a period of one year following termination of the employment agreement.

         Mr. Stamp left GAP Optique in February 2000 to create a start-up company called LUCIOL Instruments, S.A ("LUCIOL") with the help of two former employees of the University of Geneva. LUCIOL presently manufactures and sells fiber optic test instruments, of which two (a chromatic dispersion analyzer and a photon-counting OTDR) were developed jointly by GAP Optique and the University of Geneva. Mr. Stamp participated in the development of these instruments during employment with GAP Optique and the University. Therefore, it is the contention of GAP Optique that Mr. Stamp is now using illegally, through LUCIOL, the proprietary and confidential information he obtained during his employment in order to market the particular test instruments.

         There are no other legal or arbitration proceedings pending or threatened of which we are aware which may have or have had a significant effect on our financial position.

C.       ORGANIZATIONAL STRUCTURE

         As of December 20, 2000, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.


[GRAPHIC OMITTED]
[ORGANIZATION CHART]

                  EXFO Electro-Optical
                    Engineering Inc.
                        (Canada)
     85%                 100%                100%                     100%

                         GEXFO
GAP Optique S.A.       Distribution     Nortech Fibronic Inc.    Burleigh Instruments,
(Switzerland)       Internationale Inc.      (Canada)                     Inc.
                         (Quebec)                                     (New York)

     100%                100%                100%                     100%                     100%

EXFO Europe         EXFO America Inc.   Nortech Fibronic U.S.A.  Burleigh Instruments     Burleigh Instruments
S.A.R.L. (France)       (Delaware)             Inc.                  (U.K.) Ltd.                 GmbH
                                             (Texas)             (United Kingdom)              (Germany)

D.       PROPERTY, PLANT AND EQUIPMENT

         Our main offices and facilities are located near Quebec City, Canada. We occupy four buildings, totaling approximately 193,868 square feet. These buildings house our executive and administrative offices, research and development facilities and production facilities. In addition, we maintain sales offices in Brazil, China, France, Germany, Great Britain, Japan and Singapore and the United States.

         We plan on investing $20 million to triple our manufacturing capacity. We will increase our manufacturing operations at the plant in the building acquired in June, 2000 and move our research and development, administration and marketing departments to a new 150,000 square foot building in the fall of 2001. Thus making a third building available for manufacturing activities. We have already spent $1 million on the project and plan on spending a total of $20 million. The project will be financed through our short-term investments.

         The following table sets forth information with respect to the main facilities that we occupy.

     LOCATION                      USE OF SPACE                       SQUARE FOOTAGE         TYPE OF INTEREST
     --------                      ------------                       --------------         ----------------
436 Nolin Street              Manufacturing                                44,164                 Leased
Vanier (Quebec)

400 Godin Avenue              Research and Development,                   112,000                 Owned
Vanier (Quebec)               Manufacturing and Administrative(1)

465 Godin Avenue              Executive and Administrative                 24,000                 Leased
Vanier (Quebec)

500 St-Jean-Baptiste Street   Administrative and Manufacturing             13,694                 Leased
Quebec (Quebec)

-------------------------
(1)      55,000 square feet are leased to a third-party until December 31, 2000.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this annual report, these principles conform in all material respects with accounting principles generally accepted in the United States, or U.S. GAAP, except as described in note 20 of our consolidated financial statements.

CORPORATE HIGHLIGHTS

EXFO Acquires Burleigh Instruments: Subsequent to the year-end, EXFO acquired Burleigh Instruments, Inc. for $235 million in EXFO stock and $40 million in cash. Burleigh, a privately held company in Fishers, upstate New York, is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment.

EXFO Expands into Quebec Metro High-Tech Park: Subsequent to the year-end, EXFO announced an agreement that provides it with an option to purchase 4.2 million square feet of land in the Quebec Metro High-Tech Park. A facility will be built to house administrative services, research and development, marketing and some manufacturing. The first phase of construction, which will include a 150,000 square-foot building, is expected to be completed in the fall of 2001.

EXFO Reports Record Revenues and Operating Results for Fiscal 2000: EXFO announced that it had increased its revenues by 70% to $71.6 million for the fiscal year ended August 31, 2000 from $42.2 million in 1999. Net income increased 71% to $9.9 million, or $0.25 per share, for fiscal 2000 from $5.8 million, or $0.14 per share, for 1999.

EXFO Increases Manufacturing Capacity: EXFO unveiled plans in June 2000 to increase its manufacturing capacity with the purchase of a 112,000 square-foot building, of which the company was already renting 25,000 square feet. An additional 25,000 square feet were made available in October 2000, including one-third for manufacturing, and the remaining 62,000 square feet will become available by April 2001. EXFO currently dedicates 55,000 square feet to manufacturing.

EXFO Completes Successful Initial Public Offering: EXFO announced in June 2000 that it had closed its offering of 8,050,000 subordinate voting shares at US$26.00 per share in the United States and at C$38.55 per share in Canada. Total proceeds to EXFO, including the over-allotment option exercised by the underwriters, were approximately $209 million.

EXFO Introduces More Than a Dozen Products at OFC: EXFO introduced more than a dozen new products in March 2000 at the Optical Fiber Conference in Baltimore, Maryland. Key product launches included optical spectrum analyzer test modules for field and manufacturing testing, widely tunable laser sources for DWDM testing, automated test systems for DWDM optical components and value-added optical modules, a single-slot optical time domain reflectometer platform and related test modules, as well as high-power and low-polarization sensitivity power meters.

EXFO Acquires Nortech Fibronic Inc.: EXFO announced in February 2000 that it had purchased Nortech Fibronic Inc. for $2.8 million to complement its Portable and Monitoring product line. The acquisition enabled EXFO to add more than 60 employees to its personnel.

INDUSTRY OVERVIEW

OPTICAL NETWORKING MARKET

         The past decade has witnessed an explosive growth in the volume of data traffic largely due to the soaring popularity of the Internet and related bandwidth-intensive applications. According to the Angus Reid Group, a leading polling firm, the number of Internet users around the world is expected to increase from 300 million in 2000 to 1 billion by 2005. Ryan, Hankin & Kent, a leading telecom market research firm, forecasts that Internet traffic will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999, to more than 15 million terabytes per month in 2003, representing a compound annual growth rate of 156%.

         The dramatic increase in Internet users and traffic has created a tremendous need for high-bandwidth communications networks. To meet this increasing demand for bandwidth, many communications service providers are designing and installing new networks based on optical fiber, deploying additional fiber within their existing networks or using advances in optical technology such as Dense Wavelength Division Multiplexing, or DWDM. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. This technique requires separate laser sources for each signal or channel and more complex equipment to control and amplify the signal in the network. Some DWDM systems can carry as many as 160 separate channels per optical fiber. DWDM has wide market acceptance because it incorporates technologies that greatly reduce the cost of optical transmission over long distances and because it provides network flexibility in local and metropolitan areas. According to Ryan, Hankin & Kent, the global optical transport market is expected to increase from $47 billion in 2000 to $64 billion in 2001, a 36% increase year over year.

OPTICAL TEST, MEASUREMENT AND MONITORING EQUIPMENT MARKET

         Conventional test, measurement and monitoring instruments used by telecommunications carriers and manufacturers of communications equipment were designed for electrical transmission systems and are unsuitable for optical networking. Unlike traditional electrical transmission systems, which transmit electrical signals along copper wires, fiber-optic transmission systems use pulses of light along glass or plastic fiber, often referred to as optical fiber. When light travels along optical fiber and through the optical components and systems that link optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test, measurement and monitoring equipment is critical for measuring these effects and helping communications carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network performance and reliability. The main uses for fiber-optic test, measurement and monitoring equipment include research and development, manufacturing, network installation and maintenance as well as network monitoring.

CORPORATE OVERVIEW

         EXFO was incorporated on September 18, 1985. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. In 1996, we supplemented our product line with an extensive line of Industrial and Scientific products that are dedicated to the manufacturing and research and development markets in the fiber-optic industry. Our Industrial and Scientific products tend to be more complex and higher priced than our field-testing products. In 1999, we entered the market for remote fiber test systems. Remote fiber test systems allow carriers to deploy test equipment throughout their networks in order to monitor the status of their fiber-optic networks.

         We sell our products to customers through our direct sales force and indirectly through distribution channels. We deliver products to a large number of customers. No customer accounted for more than 5.8% of total sales in fiscal 2000; in fiscal 1999, this figure was 6.8%.

         Cost of sales include raw materials, salaries and related expenses for direct and indirect manufacturing personnel and manufacturing overhead.

         Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel and fees paid to third-party consultants. We are entitled to research and development tax credits granted by the Canadian federal government and the government of the province of Quebec. See note 2. We are also entitled to government grants resulting from agreements entered into with the government of the province of Quebec. See note 15. Research and development tax credits and certain government grants are recorded as a reduction of gross research and development expenses. Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, management information systems, human resources and other corporate expenses. We intend to expand our sales organization by opening additional international sales offices and service centers. We expect that in support of our continued growth, the expansion of our sales efforts and our operations as a public company, selling and administrative expenses will continue to increase with sales for the foreseeable future.

         Effective September 1, 1999, we adopted the U.S. dollar as the reporting currency for our consolidated financial statements. The financial statements for all periods prior to fiscal 2000 are presented in U.S. dollars in accordance with a translation of convenience method under Canadian GAAP, using the representative exchange rate as at August 31, 1999 of $1.00 = C$1.4958. The following historical results are not necessarily indicative of the results to be expected for any future period.

RESULTS OF OPERATIONS
                                                                 $                                       %
YEARS ENDED AUGUST 31,                              1998          1999        2000          1998           1999       2000
         Sales............................          $31,605      $42,166    $71,639            100.0%       100.0%     100.0%
         Cost of Sales....................           11,345       14,998     24,712             35.9         35.6       34.5
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------

         Gross margin.....................           20,260       27,168     46,927             64.1         64.4       65.5
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------
         Operating expenses...............
           Selling and administrative.....            9,898       13,279     24,304             31.3         31.5       33.9
           Net research and development...            3,014        4,315      6,402              9.5         10.2        8.9
           Amortization of capital and other            657          898      1,498              2.1          2.1        2.1
         assets
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------

         Earnings from operations.........            6,691        8,676     14,723             21.2         20.6       20.6
         Interest income, net.............              (40)        (136)    (1,480)            (0.1)        (0.3)      (2.1)
         Foreign exchange loss (gain).....             (126)         506        684             (0.4)         1.2        1.0
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------

         Earnings before income taxes and
         amortization of goodwill.........            6,857        8,306     15,519             21.7         19.7       21.7

         Income taxes.....................            2,356        2,492      5,298              7.5          5.9        7.4
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------

         Earnings before amortization of
         goodwill.........................            4,501        5,814     10,221             14.2         13.8       14.3
         Amortization of goodwill.........              ---          ---        297              ---          ---        0.4
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------

         Net earnings for the year........           $4,501       $5,814     $9,924             14.2%        13.8%      13.9%
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------

         Research and development data:
           Gross research and development.           $4,406       $6,390     $9,374             13.9%        15.2%      13.1%
           Net research and development...           $3,014       $4,315     $6,402              9.5%        10.2%       8.9%
         -------------------------------------- ------------ ------------ -------------- ------------ ----------- -----------

         The above table sets forth certain consolidated statements of earnings data in thousands of U.S. dollars and as a percentage of sales for the years indicated.

SALES

         Sales totaled $71.6 million, $42.2 million and $31.6 million for fiscal 2000, 1999 and 1998, respectively. Sales increased 69.9% from fiscal 1999 to fiscal 2000 and 33.4% from fiscal 1998 to fiscal 1999 mainly due to a higher demand for our Industrial and Scientific products as well as a general sales increase in our other products. Accepted orders increased 102.3% from $42.9 million for fiscal 1999 to $86.7 million for fiscal 2000.

         North American sales accounted for 61.6%, 56.3% and 50.6% of total sales for fiscal 2000, 1999 and 1998, respectively. International sales represented 38.4%, 43.7% and 49.4% of total sales for fiscal 2000, 1999 and 1998, respectively. The steady growth in North American sales during the past three years reflects a higher demand for our test, measurement and monitoring products in this region.

GROSS MARGIN

         Gross margin amounted to 65.5% of sales for fiscal 2000, 64.4% for 1999 and 64.1% for 1998. The improvement in the gross margin from fiscal 1999 to 2000 is mainly due to the increase in the amount of government grants earned in fiscal 2000. However, the level of grants that will be received in future years may fluctuate based on the number of employees hired and changes in government legislation. The slight increase in gross margin from fiscal 1998 to 1999 can be attributed to increased economies of scale in our production process and increased sales of higher margin products.

         Although competitive pricing pressures continue, EXFO has been able to mitigate such pricing pressures through increased sales of higher margin products and cost-reduction manufacturing programs. Gross margin can be negatively affected by increases in component costs, shifts in product mix and increases in product offerings by other suppliers in the test, measurement and monitoring market.

SELLING AND ADMINISTRATIVE

         Selling and administrative expenses totaled $24.3 million, $13.3 million and $9.9 million for fiscal 2000, 1999 and 1998, respectively. As a percentage of sales, selling and administrative expenses amounted to 33.9%, 31.5% and 31.3% in fiscal 2000, 1999 and 1998, respectively. The $11.0 million increase in selling and administrative expenses from fiscal 1999 to 2000 reflects increased personnel expenses for sales and marketing staff, increased expenses related to customer support, increased sales commissions related to higher sales, increased promotional and product marketing expenses as well as the expenses related to operating a public company. The $3.4 million increase from fiscal 1998 to 1999 reflects the hiring of additional sales personnel, marketing and administrative personnel, the opening of offices in Asia and commissions on higher sales volume.

RESEARCH AND DEVELOPMENT

         Gross research and development expenses totaled $9.4 million, $6.4 million and $4.4 million for fiscal 2000, 1999 and 1998, respectively. As a percentage of sales, gross R&D expenses were 13.1%, 15.2% and 13.9% in fiscal 2000, 1999 and 1998, respectively. Gross R&D expenses increased $3.0 million from fiscal 1999 to 2000 and $2.0 million from fiscal 1998 to 1999. These increases are due to the hiring of additional R&D personnel in order to develop new products and enhance current ones. During fiscal 2000, we added 45 employees in our R&D Department, which reflects our continued focus on R&D activities.

         Tax credits and grants from federal and provincial governments for our R&D activities amounted to $3.0 million, $2.1 million and $1.4 million in fiscal 2000, 1999 and 1998, respectively. This increase in tax credits and grants is directly related to the hiring of additional research and development personnel. As a result, net R&D expenses increased 48.4% from fiscal 1999 to 2000 and 43.2% from fiscal 1998 to 1999. Our net R&D expenses represented 8.9%, 10.2% and 9.5% of sales in fiscal 2000, 1999 and 1998, respectively.

INTEREST INCOME

         Interest income amounted to $1.5 million, $0.1 million and nil for fiscal 2000, 1999 and 1998, respectively. The increase in fiscal 2000 primarily results from the interest income derived from investment of the remaining net proceeds of the Initial Public Offering on June 29, 2000. This income is offset by interest expenses associated with borrowings under our line of credit.

INCOME TAXES

         Our effective income tax rates were 34.1%, 30.0% and 34.4% for fiscal 2000, 1999 and 1998, respectively. The lower effective tax rate in 1999 compared to 2000 and 1998 was the result of non-deductible expenses and other items that have reduced overall income tax expenses.

LIQUIDITY AND CAPITAL RESOURCES

         Prior to our Initial Public Offering, we had financed operations and met our capital expenditure requirements mainly through cash flows from our operations, research and development tax credits and government grants. Cash flows used for operating activities for fiscal 2000 were $4.0 million compared to cash flows provided by operating activities in 1999 and 1998 of $3.7 million and $3.2 million, respectively. Cash flows used for operating activities during fiscal 2000 were mainly due to the significant increase in accounts receivable, which is related to a higher volume of sales and inventories that are required to ensure minimal manufacturing and delivery lead times. As at August 31, 2000, we had cash and cash equivalents of $729,000, short-term investments of $162.7 million and working capital of $194.2 million.

         Cash flows used for investing activities were $169.0 million, $1.2 million and $2.0 million for fiscal 2000, 1999 and 1998, respectively. Cash flows during fiscal 1999 and 1998 were mainly used for capital expenditures and short-term investments. The cash flows used during fiscal 2000 mainly resulted from the investment of the remaining net proceeds from the Initial Public Offering in June 2000, the acquisition of Nortech Fibronic Inc. in February 2000 and the purchase of a building located in Vanier, Quebec in June 2000.

         For the year ended August 31, 2000, cash flows provided by financing activities amounted to $172.8 million compared to cash flows used in the amount of $3.3 million and $0.3 million for the years ended August 31 of 1999 and 1998, respectively. Financing from the Initial Public Offering was the main source of cash flows provided for fiscal 2000. Proceeds of the Initial Public Offering were used to pay the share issue expenses of $16.7 million, to pay dividends of $17.6 million and to repay our debts. For fiscal 1999 and 1998, cash flows used for financing activities were mainly due to dividends paid as well as repayments of bank advances and long-term debts. We do not foresee payments of additional dividends during the next three fiscal years.

         We have available credit facilities that provide for advances of up to C$10.0 million (US$6,793,000) under lines of credit and C$3.0 million (US$2,038,000) as an operating loan. These facilities, which are renewable annually, bear interest at prime rate. Accounts receivable, inventories and all tangible and intangible assets have been pledged as security against these facilities. As at August 31, 2000, C$15,000 has been drawn against the facilities. The interest rate of credit facilities drawn in Canadian dollars is the Canadian prime rate (7.5% as at August 31, 2000) and the credit facilities drawn in United States dollars is the U.S. prime rate (10.0% as at August 31, 2000).

         We believe that our existing cash balances and short-term investments, together with cash flows from operations and available lines of credit, will be sufficient to meet our liquidity and capital spending requirements through the end of fiscal 2001. However, possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

         An amount of $40 million was used in December 2000 in order to complete the acquisition of Burleigh. This amount was paid by funds becoming available from the expiry of short-term investments.

NEW ACCOUNTING STANDARDS

         In 1999, the Canadian Institute of Chartered Accountants issued section 3461, "Employee future benefits," which is effective for the fiscal year beginning on or after January 1, 2000. Adopting this standard will not have a significant impact on our earnings or shareholders' equity. For new U.S. accounting standards, see note 20.

RISKS AND UNCERTAINTIES

CURRENCY RISKS

         We are exposed to currency risks as a result of our export of products manufactured in Canada, substantially all of which are denominated in U.S. dollars. Our exposure to foreign exchange rate fluctuations is partially hedged by operating expenses of our U.S. and European subsidiaries and the portion of our raw materials purchased in U.S. dollars. In addition, we frequently enter into forward exchange contracts to sell U.S. dollars at fixed forward rates in exchange for Canadian dollars. We enter into such contracts to manage the risk of exchange rate fluctuations between the Canadian and U.S. dollars on cash flows related to anticipated future revenue streams and firmly committed future sales transactions denominated in U.S. dollars. In the last quarter of fiscal 2000, we entered into forward exchange contracts to buy U.S. dollars at the maturity dates of certain short-term investments denominated in Canadian currency.

         The following table summarizes the forward exchange contracts in effect as at August 31, 2000, classified by expected transaction dates, none of which exceed two years. The table below presents the notional amounts of such contracts (in thousands of dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be exchanged under these contracts.

         The fair value of the contracts to sell U.S. dollars as at August 31, 2000, based on the prevailing exchange rate at that date of $1.00 = C$1.4722, amounted to C$9.7 million compared to a contractual value of C$9.8 million, resulting in a deferred unrealized loss of C$65,790 (approximately US$45,000).

YEARS ENDING AUGUST 31,                                   2001        2002
-----------------------                                   ----        ----

FORWARD EXCHANGE CONTRACTS TO SELL U.S. DOLLARS
IN EXCHANGE FOR CANADIAN DOLLARS
    Contractual amounts                                   $ 5,400     $ 1,200
    Weighted average contractual exchange rates            1.4871      1.4602

FORWARD EXCHANGE CONTRACTS TO BUY U.S. DOLLARS
IN EXCHANGE FOR CANADIAN DOLLARS
   Contractual amount                                     $40,500          --
   Weighted average contractual exchange rates             1.4777          --

         The fair value of the contracts to buy U.S. dollars as at August 31, 2000 amounted to US$27,431,000 compared to a contractual value of US$27,407,000, resulting in an unrealized loss of US$24,000.

OPERATIONAL RISKS

         Gross margin has varied in the past and may continue to vary significantly in the future depending on the mix of products sold, our capacity to introduce new products with higher margins, our ability to achieve economies of scale in our production process, the impact of large orders with reduced margins, fluctuations in raw material costs, increases in personnel costs and level of government grants earned. In addition, we plan to significantly increase our operating expenses to expand our manufacturing, sales and marketing, customer support, administration and research and development activities.

FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We have identified these statements by the use of words such as "may," "will," "expect," "anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate. Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, our ability to adapt to current and future changes in technology; our ability to introduce new and enhanced products on a timely basis; our ability to overcome significant and increasing competition in our industry; the impact of depending on a single supplier or a limited number of suppliers for key components and materials in our products; our ability to attract and retain sufficient numbers of highly skilled technical, sales and marketing and other personnel; and our ability to sustain research and development activities. In addition, such forward-looking statements could be affected by general industry and market conditions as well as growth rates, general international economic conditions including exchange rate fluctuations, and other future factors. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information about our executive officers, senior managers and directors as of October 1, 2000.

     NAME AND MUNICIPALITY OF RESIDENCE              AGE                        POSITIONS WITH EXFO
---------------------------------------------   -------------   -----------------------------------------------
GERMAIN LAMONDE                                       41         Chairman of the Board, President and Chief
Cap-Rouge, Quebec                                                Executive Officer
PIERRE PLAMONDON                                      42         Vice-President, Finance and Chief Financial
Quebec City, Quebec                                              Officer
BRUCE BONINI                                          43         Vice-President, North American Sales
Fairview, Texas
JUAN-FELIPE GONZALEZ                                  41         Vice-President, International Sales
Quebec City, Quebec
JEAN-FRANCOIS BOULET                                  44         Vice-President, Human Resources
Montmagny, Quebec
MARIO LAROSE                                          46         Vice-President, Marketing
Laval, Quebec
STEPHEN BULL                                          41         Vice-President, Research and Development
Lac-Beauport, Quebec
ROXANE VEZINA                                         36         Information Technology and Supply-Chain
Quebec City, Quebec                                              Management Director
LUC GAGNON                                            41         Manufacturing Director
Saint-Augustin-de-Desmaures, Quebec
GREGORY SCHINN                                        42         Chief Technology Officer
Quebec City, Quebec
KIMBERLEY ANN OKELL                                   40         Secretary and Legal Counsel
Quebec City, Quebec
PIERRE MARCOUILLER                                    44         Director
Magog, Quebec
DAVID A. THOMPSON                                     50         Director
Horseheads, New York
ANDRE TREMBLAY                                        46         Director
Outremont, Quebec
MICHAEL UNGER                                         60         Director
Woodbridge, Ontario

         The address of each of our executive officers, senior managers and directors is c/o EXFO Electro-Optical Engineering Inc., 465 Godin Avenue, Vanier, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and directors.

         GERMAIN LAMONDE is one of our founders. Germain Lamonde has been our Chairman of the Board, President and Chief Executive Officer since our inception in 1985. Mr. Lamonde holds a bachelor's degree in Physics Engineering from Ecole Polytechnique, University of Montreal in Canada and a master's degree in Optics from Laval University in Canada. Mr. Lamonde is a member of the board of directors of Laval University's Research Center for Excellence in Photonics.

         PIERRE PLAMONDON has been our Vice-President, Finance and Chief Financial Officer since January 1996 and was a director from December 1999 to May 2000. Prior to joining us, Mr. Plamondon served as senior manager for Price Waterhouse, now PricewaterhouseCoopers

LLP, from September 1981 to December 1995 in Canada and France. Mr. Plamondon holds a bachelor's degree in Business Administration and a license in Accounting, both from Laval University in Canada. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983.

         BRUCE BONINI has been our Vice-President, North American Sales since December 1998. Prior to joining us, Mr. Bonini held the position of Vice-President Sales-Eastern Region for Wandel & Golterman, now Wavetek Wandel & Golterman, a company specializing in communications test solutions, from September 1997 to December 1998. Mr. Bonini was successively Sales Director and Vice-President of Sales for Digital Lightwave Inc., a synchronous optical network test equipment manufacturer, from August 1996 to January 1997. From August 1987 to August 1996, Mr. Bonini held different sales and senior management positions for Laser Precision Corporation, an optical test equipment manufacturer. Following the acquisition of Laser Precision by GN Nettest, Mr. Bonini was named Global Vice-President of Sales for GN Nettest/Fiber-Optics Division. Mr. Bonini holds a bachelor's degree in Business Administration (industrial marketing) from Western Michigan University in the United States.

         JUAN-FELIPE GONZALEZ has been our Vice-President, International Sales since September 1998. From January 1997 to September 1998, he was our International Sales Director and, from September 1993 to January 1997, our Sales Manager for Latin America and the Caribbean. Prior to joining us in September 1993, Mr. Gonzalez was Marketing and Sales Director at Reyde, Barcelona, a plastics technical product corporation in Spain. Mr. Gonzalez holds a bachelor's degree in Industrial Chemistry from Complutense University of Madrid in Spain and a master's degree in Business Administration from the School of Industrial Organization in Spain.

         JEAN-FRANCOIS BOULET joined us in March 2000 as Vice-President, Human Resources. Mr. Boulet was formerly employed by Societe de portefeuille du Groupe Desjardins -- Assurances Generales since 1996 where he had been successively Senior Vice-President, Human Resources and Senior Vice-President, Human Resources and Corporate Communications. From 1992 to 1996, Mr. Boulet held different senior management positions related to human resources and organizational development for Inglis Limited, a leading manufacturer of home appliances. Mr. Boulet holds a bachelor's degree in Industrial Relations from Laval University in Canada.

         STEPHEN BULL was appointed our Vice-President, Research and Development in December 1999. He joined us in July 1995 and held the positions of Assistant Director-Engineering from September 1997 to December 1999 and Group Leader (Engineering Management) from July 1995 to September 1997. From June 1990 to March 1995, Mr. Bull held the position of General Manager and Managing Director for Space Research Corporation, a military engineering company in Belgium. Mr. Bull holds a bachelor's degree in Electrical Engineering from Laval University in Canada.

         MARIO LAROSE was appointed Vice-President, Marketing on June 7, 2000. Prior to joining us, Mr. Larose was Interim General Manager with C-MAC Corporation, a manufacturer of microelectronic products, from September 1999 to January 2000. Prior to the acquisition by C-MAC of L.G. Technologies Ltee, Mr. Larose held the position of Vice-President, Marketing and Sales with L.G. Technologies Ltee, a sub-contract electronic manufacturer from January 1998 to September 1999. Prior to that, Mr. Larose was Vice-President, Engineering with

Unican Security Systems Limited, a public security systems manufacturer, from August 1995 to December 1997. Prior to joining Unican, Mr. Larose held various positions with Northern Telecom, now Nortel Networks Limited, a provider of telephony, data, wireless and wire-line solutions for the Internet. Mr. Larose is President and a shareholder of LAMA2 inc., a private management consulting company. Mr. Larose holds a bachelor's degree in Applied Sciences, Engineering Physics from Ecole Polytechnique, University of Montreal in Canada and a master's in Business Administration from Universite du Quebec a Montreal in Canada.

         ROXANE VEZINA joined us in January 2000 as Information Technology and Supply-Chain Management Director. From October 1995 to December 1999, Ms. Vezina served as Vice-President, Information Systems and Strategic Planning for Venmar Ventilation and Broan-NuTone Canada, manufacturers of home comfort and indoor air quality products. From August 1991, when she joined Venmar, to October 1995, Ms. Vezina acted as the Quality Improvement and Special Projects Manager. Ms. Vezina holds a bachelor's degree in Industrial Engineering from Ecole Polytechnique, University of Montreal in Canada.

         LUC GAGNON joined us in March 2000 as Manufacturing Director. Prior to joining us, Mr. Gagnon served as Operations Manager for Mendes Inc., a company specializing in amusement equipment, from March 1999 to March 2000. From December 1997 to February 1999, Mr. Gagnon was Plant Manager for C-MAC Corporation, Micro-Circuits Division. Prior to that, Mr. Gagnon served as Operations Manager for Steris Corporation, a manufacturer of specialized cleaning equipment, from March 1993 to December 1997. Previously, Mr. Gagnon held various engineering positions with Unitel Inc., a telecommunications carrier. Mr. Gagnon holds a bachelor's degree in Electrical Engineering and a master's degree in Engineering from Sherbrooke University in Canada.

         GREGORY SCHINN was appointed our Chief Technology Officer in November 1999, after simultaneously holding the positions of Scientific Director and Head of the Research Group since joining us in April 1996. Prior to joining us, Dr. Schinn led the research and development team responsible for optical amplifier and fiber laser development at MPB Technologies, Inc., a diversified technology company, in Montreal from 1990 to 1996. Dr. Schinn holds a bachelor's degree in Engineering Science and a master's degree in Aerospace Engineering from the University of Toronto. He also holds a Ph.D. in Physics from the University of Colorado at Boulder and has spent two years as a post-doctoral research associate at the University of Virginia. Dr. Schinn has been published in numerous scientific journals and he has served on the technical organizing committees of several international scientific conferences. He is currently the Director of the Division of Applied Physics of the Canadian Association of Physicists.

         KIMBERLEY ANN OKELL has been our in-house legal counsel since February 2000 and our Secretary since May 2000. Prior to joining us, Ms. Okell was Vice-President Legal Affairs and Secretary with Groupe Equiconcept Inc. from October 1999 to February 2000 and Director of Legal Services and Secretary with Informission Group Inc., now nurun Inc., an information technology company, from December 1997 to October 1999. Prior to that, Ms. Okell was an associate with the law firm McCarthy Tetrault from August 1994 to December 1997. Ms. Okell has been a member of the Quebec Bar since September 1993. Ms. Okell holds a bachelor's degree in Civil Law from Laval University in Canada, a bachelor's degree in Common Law from

The University of Western Ontario in Canada and an Honors bachelor of Arts degree from York University in Canada.

         PIERRE MARCOUILLER has served as our director since May 2000. Mr. Marcouiller is Chairman of the Board of Camoplast Inc., a supplier of components to the recreational and motorized vehicle and automotive parts markets. He is the founder and has been sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996. Mr. Marcouiller worked with Venmar Ventilation Inc., a private ventilation equipment manufacturer, from January 1983 to December 1996. Mr. Marcouiller was the controlling shareholder of Venmar from 1991 to 1996 and held the position of President and General Manager of Venmar from December 1986 to December 1996. Mr. Marcouiller is also a director of Heroux Inc., a publicly traded company that manufactures aerospace and industrial turbines, and holds directorships in other privately companies. Mr. Marcouiller holds a bachelor's degree in Business Administration from Universite du Quebec a Trois-Rivieres in Canada and a Master in Business Administration from Sherbrooke University in Canada.

         DAVID A. THOMPSON has served as our director since June 2000. He has held various positions with Corning Inc., a manufacturer of optical fiber and other products for the telecommunications, television and other communications-related industries, since 1976. Mr. Thompson was the Director -- Technology and Strategy of Corning's Components Business-Photonic Technologies since March 1995 and was recently named Director, Operations and Project Management for the Optical Physics Technology Directorate. Mr. Thompson holds a bachelor's degree in Chemistry from the Ohio State University, in the United States, and a doctorate in Inorganic chemistry from the University of Michigan, in the United States.

         ANDRE TREMBLAY has served as our director since May 2000. He has been President and Chief Executive Officer of Microcell Telecommunications Inc., a wireless telecommunications provider, since May 1995. Mr. Tremblay has been a member of the board of directors of Microcell since November 1995. Mr. Tremblay is also a member of the executive committee and a member of the board of directors of Telesystem Ltd. and, since 1992, Executive Vice-President of Telesystem Ltd. Prior to joining Telesystem Ltd., a privately-held holding company, Mr. Tremblay was a tax partner and member of the management committee of Raymond, Chabot, Martin, Pare, a Canadian accounting firm. Mr. Tremblay holds a bachelor's degree in Business Administration and a license in Accounting from Laval University in Canada, as well as a master's degree in taxation from Sherbrooke University in Canada. He also completed the Advanced Management Program offered by the Harvard Business School in the United States.

         MICHAEL UNGER has served as our director since May 2000. He worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, a position he held from May 1998 to April 2000. Prior to this appointment, Mr. Unger was Nortel's Group Vice-President, Transport Networks from March 1990 to May 1998. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.

TERM OF EXECUTIVE OFFICERS

         Executive officers are appointed annually by the board of directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.       COMPENSATION

DIRECTOR COMPENSATION

         Our directors who are not officers or employees will receive annual compensation of C$6,000 comprised of cash, the equivalent value of our subordinate voting shares under our directors' compensation plan or options to purchase some of our subordinate voting shares under our stock option plan. Directors who are also committee members will receive additional annual compensation of C$3,000 per committee and committee chairpersons will receive C$5,000 annually comprised of cash, the equivalent value of our subordinate voting shares under our directors' compensation plan or options to purchase some of our subordinate voting shares under our stock option plan. This compensation for chairing or participating on a committee is also payable by way of stock options. All directors will be reimbursed for travelling and other expenses incurred in connection with attendance at meetings.

         In the financial year ended August 31, 2000, 8,000 options were granted to directors who were not employees under our Stock Option Plan.

EXECUTIVE COMPENSATION

         The table below shows certain compensation information for Mr. Germain Lamonde, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended August 31, 2000 (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

                                            SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------------
                                                                        OTHER ANNUAL    SECURITIES     ALL OTHER
                                     FINANCIAL   SALARY      BONUS(1)   COMPENSATION      UNDER      COMPENSATIONS
    NAME AND PRINCIPAL POSITION        YEAR       (US$)       (US$)         (US$)      OPTIONS(2)(#)     (US$)
    ---------------------------        ----       -----       -----         -----      -------------     -----
Germain Lamonde                         2000    134,932       63,566          --          25,402           --
President and Chief Executive
Officer
Bruce Bonini                            2000    309,801       20,000          --           3,900           --
Vice-President, North American
Sales
Juan-Felipe Gonzalez                    2000    153,502       15,879          --           6,900           --
Vice-President, International Sales
Mario Larose(3)                         2000     25,880           --          --          20,000           --
Vice-President, Marketing
Jean-Francois Boulet(3),                2000     38,814       12,658          --              --           --
Vice-President, Human Resources
-------------------------

(1) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

(2) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the 2000 financial year.

(3) Mr. Boulet and Mr. Larose commenced employment with the Corporation in March and June 2000 respectively.


         The following table indicates additional information on the options granted to our Named Executive Officers during the 2000 fiscal year.

                                                 PERCENTAGE OF
                                                      NET
                                                   TOTAL OF                       MARKET VALUE OF
                                                    OPTIONS                          SECURITIES
                                 SECURITIES       GRANTED TO       EXERCISE OR       UNDERLYING
                                UNDER OPTIONS    EMPLOYEES IN         BASE         OPTIONS ON THE
                                 GRANTED(1)     FINANCIAL YEAR      PRICE(2)       DATE OF GRANT
            NAME                     (#)              (%)        (SECURITY/US$)    (SECURITY/US$)   EXPIRATION DATE
--------------------------    ---------------   --------------   --------------   ---------------   ---------------
Germain Lamonde                    25,402             4.2             $26.00           $26.00        June 29, 2010
Bruce Bonini                        3,900            .006             $26.00           $26.00        June 29, 2010
Juan-Felipe Gonzalez                6,900            .011             $26.00           $26.00        June 29, 2010
Mario Larose                       20,000             3.3             $26.00           $26.00        June 29, 2010
Jean-Francois Boulet                   --             --               --               --                 --
-------------------------

(1)      Underlying securities: Subordinate Voting Shares.

(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options were granted as of the date of the Corporation's initial public offering at an exercise price equal to the initial price of the Subordinate Voting Shares.


EMPLOYMENT AGREEMENT

         We entered into an employment agreement with Germain Lamonde. The agreement provides for Mr. Lamonde's employment as our President and Chief Executive Officer at a base salary, without adjustment, from May 2000 to August 31, 2000 of C$275,000 per year. Mr. Lamonde is also entitled to receive, during the period from September 1, 2000 to August 31, 2001, a base salary of C$275,000 plus a variable portion based on a formula established by our board of directors. The agreement is for an indeterminate period and the salary will be reviewed annually after September 1, 2001. In the event of the termination of Mr. Lamonde's employment with us, other than for cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options, upon the incapacity of Mr. Lamonde, a merger, acquisition by a third party of substantially all of our assets or of the majority of our share capital or termination of Mr. Lamonde without cause by us.

         We have also entered into employment agreements with Mr. Bruce Bonini, Mr. Juan-Felipe Gonzalez and Mr. Mario Larose.

         The agreement with Mr. Bonini provides for Mr. Bonini's employment as Vice-President, North American Sales at a base salary of US$135,000 plus commissions of US$125,000 if sales objectives are met, for the period from September 1, 1999 to August 31, 2000. The agreement is for an indeterminate period and salary is reviewed annually. In the event Mr. Bonini's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Bonini may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 125% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement with Mr. Gonzalez provides for Mr. Gonzalez's employment as Vice-President International Sales at a base salary of US$95,000, plus commissions on sales of US$58,502, for the period from September 1, 1999 to August 31, 2000. The agreement is for an indeterminate period and salary is reviewed annually. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement with Mr. Larose provides for Mr. Larose's employment as Vice-President, Marketing at an annual base salary of US$122,341 for the period from his commencement in June 2000 to August 31, 2000. No bonus is payable to Mr. Larose for the financial year ended August 31, 2000. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Larose's employment other than for cause, Mr. Larose will be entitled to severance payments equivalent to 12 months of remuneration. In the event of Mr. Larose's termination due to a merger or acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, Mr. Larose shall be entitled to severance benefits ranging from 12 to 24 months of remuneration, based on his length of service with the Corporation.

STOCK OPTION PLAN

         We have a stock option plan for our directors, executive officers, employees and consultants and those of our subsidiaries as determined by our board of directors, to attract and retain competent directors, executive officers, employees and consultants motivated to work toward ensuring our success and to encourage them to acquire our shares.

         All of the options that will be granted under the plan may be exercised within a maximum period of ten years following the grant date of the options. The board of directors will designate the recipients of options and determine the number of subordinate voting shares covered by each of these options, the date of vesting of each option, the exercise price of each option, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. The price at which the subordinate voting shares may be purchased under the plan will not be lower than the highest of the closing prices of the subordinate voting shares on the stock exchanges where the subordinate voting shares are listed at the date preceding the date of grant.

         The maximum number of subordinate voting shares that is issuable under the plan may not exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual may not exceed 5% of the outstanding subordinate voting shares. The board of directors may accelerate the vesting of any or all outstanding options of any or all options upon the occurrence of a change of control.

         As of August 31, 2000, we have granted to 561 of our employees and to all directors who are not officers or employees options to purchase a total of 609,734 subordinate voting shares with an exercise price of C$38.55 with vesting over four years commencing one year following the date of the grant. On September 1, 2000, on September 13, 2000 and on October 11, 2000,

122,908, 313,835 and 75,000 options respectively were granted to employees and consultants to purchase the same amounts of subordinate voting shares at the price of C$83.66, C$68.17 and C$51.25 respectively. In October 2000, NASDAQ and The Toronto Stock Exchange conditionally approved the re-pricing of the options granted on September 1, 2000 and September 13, 2000. These options were granted at exercise prices of C$83.66 and C$68.17 respectively and were all to be re-priced at C$51.25. However, on December 6, 2000, our Board of Directors adopted a resolution to re-price all options at a price of C$33.00, with the exception of all options granted to Mr. Germain Lamonde. No subordinate voting shares may be issued by us at this new price until shareholder approval and NASDAQ and The Toronto Stock Exchange final approvals have been obtained. Following these grants and net of cancelled options for departures, there are 3,382,570 options that are available for future grants under the plan.

SHARE PLAN

         In September 1998, we established a stock purchase plan for officers, directors and key employees as amended in April 2000. As of August 31, 2000, 705,704 subordinate voting shares had been issued and fully paid under the 1998 Stock Purchase Plan for a weighted average cash consideration of C$0.98 per share. The plan provides that all shares issued under the plan are restricted as to sale and transferability for a minimum period of five years upon the date of acquisition.

         On April 3, 2000, we adopted a new share plan which replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the new share plan. The new share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class "F" shares issued under the 1998 Stock Purchase Plan. The new share plan also requires the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 256,017 subordinate voting shares which will be released between October 21, 2003 and January 20, 2004. The new share plan also provides for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The new share plan does not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The new share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market.

RESTRICTED STOCK AWARD PLAN

         The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "Plan") was established to provide a means through which employees of Burleigh can be granted awards of restricted shares ("Restricted Shares") of our subordinate voting shares to promote retention and foster identity of interest between our stockholders and employees of Burleigh.

         The effective date of the Plan is December 20, 2000. The expiration date of the Plan is the business day next following the final grant of Restricted Shares under the Plan. However, the administration of the Plan shall continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the Plan is 360,000. Grants of Restricted Shares are to be made in accordance with a pre-determined schedule. The Plan is administered by the committee that is designated to administer our Stock Option Plan.

         Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Company or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

         Upon a participant's termination of employment with us or any of our affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares becomes fully vested and is no longer subject to forfeiture. However, the transfer restrictions remain in place until the occurrence of the vesting dates originally contemplated by the award.

         Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of Burleigh's "Management Team" without cause prior to a change in control of EXFO or a termination without cause of a participant who is designated a member of Burleigh's Management Team that is initiated by Burleigh prior to a change in control of EXFO, the unvested portion of the participant's award of Restricted Shares will be forfeited.

         Upon the termination without cause of a participant who is designated a member of Burleigh's Management Team that is initiated by us or a termination of a participant's employment without cause following a change in control of EXFO, a participant's award of Restricted Stock will become fully vested and all restrictions will lapse.

         In the event of a change in control, the committee administering the Plan may in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

DEFERRED PROFIT SHARING PLAN

         Under the plan, we contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the year ended August 31, 2000, the aggregate amount of contributions under the plan was $137,000 (C$202,000).

401(K) PLAN OF EXFO AMERICA INC.

         We maintain a 401(k) plan to provide employees of EXFO America Inc. who are residents of the United States, with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require, us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation. The contributions made by and on behalf of employees may not exceed the maximum contribution limitation currently equal to the lesser of 15% of their compensation or $10,500 per year under current statutory limitations. In the year ended August 31, 2000, we made an aggregate of $23,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

         Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former directors and officers or any persons who act or acted at our request as directors or officers of a body corporate of which we are or were a shareholder and for all costs, losses, charges and expenses that arose or may arise by reason of their status as directors or officers of EXFO or such body corporate. A policy of directors' and officers' liability insurance is maintained by us which insures our directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

C.       BOARD PRACTICES

BOARD OF DIRECTORS

         Our directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles of incorporation provide for a board of directors of a minimum of three and a maximum of 12 directors. Our board presently consists of five directors. Under the CANADA BUSINESS CORPORATIONS ACT, a majority of the directors and of the members of any committee of the board of directors must be composed of resident Canadians.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has established an audit committee and a human resources committee.

         Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. In addition, the audit committee will monitor the board's corporate governance practices, propose nominees annually for election to the board, make recommendations as to the composition of the committees of the board and review the functioning of the board and the powers, mandates and performance of the committees. The audit committee is composed of three independent directors: Andre Tremblay, Michael Unger and Pierre Marcouiller. The chairperson of the audit committee is Andre Tremblay.

         Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our officers. This committee will also review annually the remuneration of the directors and will recommend to the board of directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our directors and executive officers. The human resources committee is composed of three independent directors: David A. Thompson, Michael Unger and Pierre Marcouiller. The chairperson of the human resources committee is Michael Unger.

D.       EMPLOYEES

         We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry. The average age of our employees is around 30 years old. Over the years, we have benefited from our proximity to Laval University, which is located near Quebec City. Laval University has post-graduate programs in optical and electronic engineering.

         As of November 15, 2000, we employed 874 full-time employees who originate from approximately 20 countries. 236 are involved in research and development, 357 in manufacturing, 98 in sales and marketing, 105 in general administrative positions and 78 in communications and customer support. Our employees are based primarily in Quebec, Canada with 49 employees based outside of Canada. During the 12-month period ended November 15, 2000, we added 419 employees. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees are represented by a collective bargaining agreement, which expires in 2004. We have never experienced a work stoppage. We believe that relations with our employees are good.

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of November 30, 2000 by:

         o        our directors;

         o our Chief Executive Officer and our three highest compensated executive officers; and

         o        all of our directors and executive officers as a group.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

         Unless otherwise indicated, the address of each director and executive officer is c/o EXFO Electro-Optical Engineering Inc., 465 Godin Avenue, Vanier, Quebec, Canada.

                                                                                                  TOTAL
                                                                                               PERCENTAGE
                                       MULTIPLE VOTING SHARES     SUBORDINATE VOTING SHARES     OF VOTING
                                       BENEFICIALLY OWNED (1)      BENEFICIALLY OWNED (1)         POWER
                                       ----------------------     -----------------------      -----------
               NAME                     NUMBER       PERCENT        NUMBER        PERCENT        PERCENT
               ----                     ------       -------        ------        -------        -------
Germain Lamonde (2).............     38,000,000          100           Nil            Nil            97.7%
Juan Felipe Gonzalez............            --            --        56,352              *             *
Bruce Bonini....................            --            --        54,824              *             *
Jean-Francois Boulet............            --            --        15,603              *             *
Pierre Marcouiller..............            --            --         6,000              *             *
David A. Thompson...............            --            --         2,100              *             *
Andre Tremblay  (3).............            --            --         7,000              *             *
Michael Unger...................            --            --         6,000              *             *
All directors and executive
  officers as a group (11 persons).  38,000,000          100       209,179              2.39%         *

-------------------------
*        Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) The number of shares held by Germain Lamonde includes 35,340,000 multiple voting shares held of record by GEXFO Investissements Technologiques inc., 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 760,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(3) The number of subordinate voting shares held of record by Andre Tremblay includes 6,650 subordinate voting shares held of record by 9044-6451 Quebec Inc. and 350 subordinate voting shares held of record by 9089-3082 Quebec Inc., companies controlled by Mr. Tremblay.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our share capital as of November 30, 2000 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

         Unless otherwise indicated, the address of each person who beneficially owns 5% or more of our subordinate voting shares or multiple voting shares is c/o EXFO Electro-Optical Engineering Inc., 465 Godin Avenue, Vanier, Quebec, Canada.

                                                                                                  TOTAL
                                                                                               PERCENTAGE
                                       MULTIPLE VOTING SHARES     SUBORDINATE VOTING SHARES     OF VOTING
                                       BENEFICIALLY OWNED (1)      BENEFICIALLY OWNED (1)         POWER
                                       ----------------------     -----------------------      -----------
               NAME                     NUMBER       PERCENT        NUMBER        PERCENT        PERCENT
               ----                     ------       -------        ------        -------        -------
Germain Lamonde (2)            38,000,000        100%             Nil            Nil                97.7%

GEXFO Investissements
  Technologiques inc. (3)      35,340,000        93%              Nil            Nil                90.9%

Fiducie Germain Lamonde (4)    1,900,000          5%              Nil            Nil                 4.9%

G. Lamonde Investissements
  Financiers inc. (5)           760,000           2%              Nil            Nil                 1.9%
-------------------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable are deemed by the outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) The number of shares held by Germain Lamonde includes 35,340,000 multiple voting shares held of record by GEXFO Investissements Technologiques inc., 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 760,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(3) GEXFO Investissements Technologiques inc. is a company controlled by Mr. Lamonde.

(4) Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.

(5) G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.

B.       RELATED PARTY TRANSACTIONS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

         We have guaranteed the repayment of loans granted to employees by a financial institution for the purchase of our Class "F" shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2000, the total principal amount guaranteed by us is C$177,399 (approximately $115,773) and $56,200. We loaned to some of our employees up to $26,000 to finance the acquisition of our Class "F" shares. These loans are to be reimbursed no later than five years from the date of the loans. These loans will accrue interest at prime rate and will be secured by a pledge of the employees' shares to us.

         Except as disclosed in this section, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

LEASES

         We have entered into lease agreements with 9080-9823 Quebec inc., a company controlled by Mr. Germain Lamonde, for the manufacturing facilities located at 436 Nolin Street and the executive and administrative offices located at 465 Godin Avenue in Vanier, Quebec. The table below sets forth the leased space, annual rent and term of the leases:

LOCATION       SQUARE FOOTAGE           ANNUAL RENT         EXPIRY DATE
--------       --------------           -----------         -----------
436 Nolin           44,164               C$220,820          February 28, 2001
465 Godin           24,000               C$144,000          November 30, 2001

         Based on third-party valuations of the property values, we believe these lease agreements are at prevailing market terms.

LOAN TO GEXFO INVESTISSEMENTS TECHNOLOGIQUES INC.

         In February 2000, we extended a non-interest-bearing loan with a principal amount of C$1.0 million to GEXFO Investissements Technologiques inc., a company controlled by Germain Lamonde. This loan was repaid on July 14, 2000 from the proceeds of our initial public offering.

PROMISSORY NOTES ISSUED TO OUR SHAREHOLDERS

         On June 27, 2000, we declared a dividend of C$26.0 million (approximately $17.5 million) to the holders of Class "A" and Class "F" shares. Holders of Class F shares received a cash payment of C$475,075 (approximately $320,000). We issued promissory notes to the holders of Class "A" shares. The promissory notes bore no interest and were payable on demand. We repaid indebtedness under the promissory notes on July 6, 2000 from the proceeds of our initial public offering and such promissory notes were subsequently cancelled.

ACQUISITION OF GEXFO DISTRIBUTION INTERNATIONALE INC.

         On September 1, 1998, we acquired all the issued and outstanding shares of GEXFO Distribution Internationale inc. from GEXFO Investissements Technologiques inc., a company controlled by Germain Lamonde, in exchange for one Class "C" share of EXFO. This share was redeemed on September 1, 1998 at a price of C$509,000 ($340,000). GEXFO Distribution Internationale inc. has two wholly-owned subsidiaries, EXFO America Inc. and EXFO Europe S.A.R.L., which markets fiber-optic test and measurement instruments for the U.S. and European markets.

LOAN FROM 9080-9823 QUEBEC INC.

         As of February 29, 2000, we had outstanding a loan of approximately $1.4 million owed to 9080-9823 Quebec inc., a company controlled by Germain Lamonde. This loan bore interest at prime rate plus 1% and was repayable on demand. We repaid all amounts outstanding on this loan on August 22, 2000 from the proceeds of our initial public offering.

CAPITAL REORGANIZATION OF GEXFO INVESTISSEMENTS TECHNOLOGIQUES INC.

         In connection with the capital reorganization of GEXFO Investissements Technologiques inc., Germain Lamonde undertook to cause us to declare a dividend in an amount sufficient for GEXFO Investissements Technologiques inc. to be able to redeem those of its shares not currently owned by Mr. Lamonde and we undertook to apply our retained earnings primarily for this purpose. To that end, we declared on June 27, 2000 a dividend in an amount of C$26.0 million to our shareholders of which C$23.7 million was paid to GEXFO Investissements Technologiques inc. on June 27, 2000 in the form of a promissory note, which was repaid on July 6, 2000 from the proceeds of our initial public offering. See "-- Promissory Notes Issued to Our Shareholders."

REGISTRATION RIGHTS AGREEMENTS

         REGISTRATION RIGHTS AGREEMENT WITH MR. LAMONDE

         In July 2000, we entered into a registration rights agreement with Germain Lamonde, under which Mr. Lamonde and entities affiliated with him were granted demand registration rights in the United States in respect of the subordinate voting shares, including the subordinate voting shares issued upon conversion of the multiple voting shares held by him or entities affiliated with him. With respect to the demand registration rights of Mr. Lamonde, subject to minimum dollar amounts, Mr. Lamonde may make a demand once every 12 consecutive month period. Mr. Lamonde also has an unlimited number of piggyback registration rights in respect of the subordinate voting shares issued upon conversion of the multiple voting shares held by him or entities affiliated with him. The piggyback registration rights generally will allow Mr. Lamonde to include all or a portion of the subordinate voting shares issuable upon conversion of the multiple voting shares under any registration statement filed by us.

         We will pay all expenses, other than underwriting discounts and commissions and taxes, in connection with the exercise of any demand registration rights or piggyback registration rights. We also will agree to indemnify any sellers and underwriters against some liabilities, including liabilities arising under applicable securities laws. Mr. Lamonde has agreed not to exercise his registration rights without the prior written consent of Merrill Lynch on behalf of the underwriters of the initial public offering for a period of 180 days following June 29, 2000.

         REGISTRATION RIGHTS AGREEMENT WITH BURLEIGH SHAREHOLDERS

         In December 2000 in connection with the acquisition of Burleigh, we issued registration rights to the former shareholders of Burleigh. We agreed, subject to minimum dollar amounts, to use our commercially reasonable efforts to file a registration statement on Form F-1 in the United States within 90 days from the date of closing of the Burleigh acquisition in order to register the resale of the shares issued to the former shareholders of Burleigh. Upon the effectiveness of the registration statement, we will facilitate an underwritten secondary public offering. If the secondary offering is not completed by March 30, 2001, the former Burleigh shareholders were granted, subject to minimum dollar amounts, one demand registration right in the United States in respect of their subordinate voting shares. The Burleigh shareholders also have an unlimited number of piggyback registration rights in respect of their subordinate voting shares. The piggyback registration rights generally will allow the Burleigh shareholders to include all or a portion of their subordinate voting shares under any registration statement filed by us. The piggyback registration rights cease to apply on June 1, 2002. We are required as soon as practicable after June 29, 2001, to prepare and file a registration statement on Form F-3 or F-10 relating to the resale of the subordinate voting shares held by the Burleigh shareholders.

         We will pay all expenses, other than underwriting commissions or discounts, taxes and fees and expenses of counsel and advisors to the Burleigh shareholders, in connection with the preparation and filing of any of the foregoing registration statements. We also will agree to indemnify any sellers and underwriters against some liabilities, including liabilities arising under applicable securities laws, incurred in connection with the registration statement on Form F-3 or F-10.

ITEM 8.  FINANCIAL INFORMATION

         Pages F-1 to F-24.

ITEM 9.  THE OFFER AND LISTING

         Not Applicable, except for Item 9A (4) and Item 9C.

         Our subordinate voting shares have been quoted on the NASDAQ National Market under the symbol "EXFO" and listed on The Toronto Stock Exchange under the symbol "EXF" since our initial public offering on June 29, 2000. Prior to that time, there was no public market for our subordinate voting shares. The following table sets forth, for the periods indicated, the high and low closing sales prices per subordinate voting share as reported on the NASDAQ National Market and The Toronto Stock Exchange.

         On January 16, 2001, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was $29.38 per share and the last reported sale price for our subordinate voting shares on The Toronto Stock Exchange was C$44.85 per share.

                                                        NASDAQ NATIONAL MARKET         THE TORONTO STOCK EXCHANGE
                                                        ----------------------         --------------------------
            PERIOD.............................            High            Low          High             Low
            Past 6 Calendar Months.............           92 1/2           16 3/4      134.00           26.00
2001        January (1-16).....................           29 3/8           21 15/16     44.85           32.95
2000        December...........................           36 1/8           17 5/8       55.00           27.50
            November...........................           37 5/8           16 3/4       58.25           26.00
            October............................           48               29 7/8       72.00           46.50
            September..........................           63               40           92.00           60.50
            August.............................           66               42           97.50           62.25
            July...............................           92 1/2           39 1/2      134.00           55.05
            June (29-30).......................           56               26           68.50           51.00

            Quarterly Data Since Q4 2000
First       Quarter Ended November 30, 2000               63               16 3/4       92.00           26.00
Quarter

2000:       Period from June 29, 2000 to August           92 1/2           26          134.00           51.00
            31, 2000

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not Applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-38956).

C.       MATERIAL CONTRACTS

         Not Applicable

D.       EXCHANGE CONTROLS

         There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our subordinate voting shares, other than withholding tax requirements.

         There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote subordinate voting shares, other than as provided by the INVESTMENT CANADA ACT, the NORTH AMERICAN FREE TRADE AGREEMENT IMPLEMENTATION ACT (Canada) and the WORLD TRADE ORGANIZATION AGREEMENT IMPLEMENTATION ACT. The INVESTMENT CANADA ACT requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the INVESTMENT CANADA ACT. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E.       TAXATION

UNITED STATES TAXATION

         The information set forth below under the caption "United States Taxation" is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "United States Taxation" deals only with U.S. Holders that will hold subordinate voting shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding subordinate voting shares as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled "Canadian Federal Income Tax Considerations" provided below.

         As used in this section, the term "U.S. Holder" means:

         (a)      an individual citizen or resident of the United States;

         (b) a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

         (c) an estate the income of which is subject to United States federal income taxation regardless of its source;

         (d) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or

         (e) a partnership to the extent the interests therein are owned by any of the persons described in clauses (a), (b), (c) or (d) above.

         Holders of subordinate voting shares who are not U.S. Holders, sometimes referred to as "Non-U.S. Holders", should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

         The following discussion is based upon:

         o        the Internal Revenue Code;

         o        U.S. judicial decisions;

         o        administrative pronouncements;

         o        existing and proposed Treasury regulations; and

         o        the Canada-- U.S. Income Tax Treaty.

         Any of the above is subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions we have reached and describe here.

HOLDERS OF SUBORDINATE VOTING SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUBORDINATE VOTING SHARES.

DIVIDENDS

         Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

         The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their dollar value on the payment date.

         A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on dividends received on subordinate voting shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

SALE OR EXCHANGE

         A U.S. Holder's initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder's adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Dividends." Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the subordinate voting shares and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

         o the holder's holding period for the subordinate voting shares, with a preferential rate available for subordinate voting shares held for more than one year; and

         o        the holder's marginal tax rate for ordinary income.

         Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

         The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

         If a U.S. Holder receives any foreign currency on the sale of subordinate voting shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of subordinate voting shares and the date the sale proceeds are converted into U.S. dollars.

         A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such subordinate voting shares unless:

         o such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or

         o        in the case of any gain realized by an individual Non-U.S.
Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

PERSONAL HOLDING COMPANY

         We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

         o if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

         o we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

         A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe we are a personal holding company presently and we do not expect to become one. However, we can not assure you that we will not qualify as a personal holding company in the future.

FOREIGN PERSONAL HOLDING COMPANY

         We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

         o five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

         o at least 60%, 50% in some cases, of our gross income, as adjusted, consists of "foreign personal holding company income", which generally includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.

         If we are classified as a foreign personal holding company and if you hold shares in us, you may have to include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently and we do not expect to become one. However, we can not assure you that we will not qualify as a foreign personal holding company in the future.

PASSIVE FOREIGN INVESTMENT COMPANY

         We believe that our subordinate voting shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and composition and valuation of our assets. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

         o at least 75% of our gross income for the taxable year is passive income; or

         o at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

         For this purpose, passive income includes income such as:

         o        dividends;

         o        interest;

         o rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;

         o        annuities; or

         o        gains from assets that produce passive income.

         If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

         If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election or, if available, a mark-to-market election, as described below, would be subject to special rules with respect to:

         o any gain realized on the sale or other disposition of subordinate voting shares; and

         o        any "excess distribution" by us to the U.S. Holder.

         Generally, "excess distributions" are any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the subordinate voting shares during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the subordinate voting shares.

         Under the passive foreign investment company rules,

         o the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the subordinate voting shares;

         o the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

         o the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

         o the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

         A U.S. Holder owning actually or constructively "marketable stock" of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

         In the case of a U.S. Holder who does not make a mark-to-market election, the special passive foreign investment company tax rules described above will not apply to such U.S. Holder if the U.S. Holder makes an election to have us treated as a qualified electing fund and we provide certain required information to holders. For a U.S. Holder to make a qualified electing fund election, we would have to satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy such requirements in the event that we were treated as a passive foreign investment company.

         A U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gains rates, respectively, for each of our taxable years, regardless of whether or not distributions were received. The U.S. Holder's basis in the subordinate voting shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the subordinate voting shares and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

         A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding at a rate of 31% with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, subordinate voting shares unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

         Non-U.S. Holders will generally be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of subordinate voting shares effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption if the broker does not have actual knowledge that the holder is a U.S. holder. A payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of subordinate voting shares within the United States to a non-exempt U.S. or Non-U.S. Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds subordinate voting shares and who, for the purposes of the INCOME TAX ACT (Canada), or the ITA, and the CANADA-UNITED STATES INCOME TAX CONVENTION (1980), or the Convention, as applicable and at all relevant times:

         o        is resident in the United States and not resident in Canada,

         o        holds the subordinate voting shares as capital property,

         o does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention; and

         o deals at arm's length with us. Special rules, which are not discussed below, may apply to "financial institutions", as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

         This discussion is based on the current provisions of the ITA and the Convention and on the regulations promulgated under the ITA, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this Annual Report and the current published administrative practices of the Canada Customs and Revenue Agency, or the Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

         Under the ITA and the Convention, dividends paid or credited, or deemed to be paid or credited, on the subordinate voting shares to a U.S. person who owns less than 10% of the voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. person is a corporation and owns 10% or more of the voting shares, the rate is reduced from 15% to 5%. As described above and subject to specified limitations, a U.S. person may be entitled to credit against U.S. federal income tax liability for the amount of tax withheld by Canada.

         Under the Convention, dividends paid to specified religious, scientific, charitable and similar tax exempt organizations and specified organizations that are resident and exempt from tax in the United States and that have complied with specified administrative procedures are exempt from this Canadian withholding tax.

         A capital gain realized by a U.S. person on a disposition or deemed disposition of the subordinate voting shares will not be subject to tax under the ITA unless the subordinate voting shares constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the subordinate voting shares will not be "taxable Canadian property" to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the dispositions, the U.S. person, persons with whom the U.S. person did not deal at arm's length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

         If the subordinate voting shares are taxable Canadian property to a U.S. person, any capital gain realized on a disposition or deemed disposition of those subordinate voting shares will generally be exempt from tax under the ITA by virtue of the Convention if the value of the subordinate voting shares at the time of the disposition or deemed disposition is not derived principally from real property, as defined by the Convention, situated in Canada. The determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the subordinate voting shares must be made at the time of the disposition or deemed disposition.

HOLDERS OF SUBORDINATE VOTING SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUBORDINATE VOTING SHARES.

F.       DIVIDENDS AND PAYING AGENTS

         Not Applicable

G.       STATEMENT BY EXPERTS

         Not Applicable

H.       DOCUMENTS ON DISPLAY

         Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

         You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC . Although we make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

         You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

         WE ARE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. REPORTS AND OTHER INFORMATION FILED BY US WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN
SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.       SUBSIDIARY INFORMATION

         See Item 4.C. of this Annual Report

ITEM 11.          QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISK

MARKET RISK

CURRENCY RISKS

         We are exposed to currency risk as a result of our export of products manufactured in Canada, substantially all of which are denominated in U.S. dollars. Our exposure to foreign exchange rate fluctuations is partially hedged by operating expenses of our U.S. and European subsidiaries and the portion of our raw materials purchased in U.S. dollars. In addition, we frequently enter into forward exchange contracts to sell U.S. dollars at fixed forward rates in exchange for Canadian dollars. We enter into such contracts to manage the risk of exchange rate fluctuations between the Canadian and U.S. dollars on cash flows related to anticipated future revenue streams and firmly committed future sales transactions denominated in U.S. dollars. We do not enter into forward exchange contracts for trading purposes. In the last quarter of fiscal 2000, we entered into forward exchange contracts to buy U.S. dollars at the maturity dates of certain short-term investments denominated in Canadian currency.

         The following table summarizes the forward exchange contracts in effect as at August 31, 2000, classified by expected transaction dates, none of which exceed two years. The table below presents the notional amounts of such contracts (in thousands of dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be exchanged under these contracts.

                                                                         YEARS ENDING
                                                                      ------------------
                                                                           AUGUST 31,
                                                                      2001          2002
                                                                      ----          ----
Forward exchange contracts to sell U.S. dollars in exchange
for Canadian dollars
Contractual amounts...........................................     $  5,400       $ 1,200
Weighted average contractual exchange rates...................       1.4871        1.4602
Forward exchange contracts to buy U.S. dollars in exchange
for Canadian dollars
Contractual amounts...........................................     $ 40,500            --
Weighted average contractual exchange rates...................       1.4777            --

FAIR VALUE

         The fair value of the contracts to sell U.S. dollars as at August 31, 2000, based on the prevailing exchange rate at that date of $1.00 = C$1.4722, amounted to C$9.7 million compared to a contractual value of C$9.8 million, resulting in a deferred unrealized loss of C$65,790 (approximately $45,000).

         The fair value of the contracts to buy U.S. dollars as at August 31, 2000 amounted to US$27,431,000 compared to a contractual value of US$27.407,000 resulting in an unrealized loss of US$24,000.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable


                                    PART II.
                                    --------

ITEM 13.          DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable

ITEM 15.          [RESERVED]

ITEM 16.          [RESERVED]

                                    PART III.
                                    ---------

ITEM 17.          FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18.          FINANCIAL STATEMENTS

         See pages F-1 to F-24

ITEM 19.          EXHIBITS

     NUMBER                             EXHIBIT
---------------   --------------------------------------------------------------
      1.1         Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on
                  Form F-1, File No. 38956).
      1.2         By-laws of EXFO (incorporated by reference to Exhibit 3.2 of
                  EXFO's Registration Statement on Form F-1, File No. 38956).
      1.3         Amended and Restated Articles of Incorporation. of EXFO.
      2.1         Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on
                  Form F-1, File No. 38956).
      2.2         Form of Registration Rights Agreement between EXFO and Germain
                  Lamonde dated July 6, 2000 ) (incorporated by reference to
                  Exhibit 10.13 of EXFO's Registration Statement on Form F-1,
                  File No. 333-38956).
      3.1         Form of Trust Agreement among EXFO, Germain Lamonde, GEXFO
                  Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. (incorporated by reference to Exhibit 4.2 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.1         Agreement of Merger and Plan of Reorganization, dated as of
                  November 4, 2000, by and among EXFO, EXFO Sub, Inc., Burleigh
                  Instruments, Inc., Robert G. Klimasewki, William G. May, Jr.,
                  David J. Farrell and William S. Gornall
      4.2         Amendment No. 1 to Agreement of Merger and Plan of Agreement,
                  dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., Burleigh Instruments, Inc., Robert G. Klimasewski,
                  William G. May, Jr., David J. Farrell and William S. Gornall.
      4.3         Offer to purchase shares of Nortech Fibronic Inc., dated
                  February 6, 2000 among EXFO, Claude Adrien Noel, 9086-9314
                  Quebec inc., Michel Bedard, Christine Bergeron and Societe en
                  Commandite Capidem Quebec Enr. and Certificate of Closing, dated February 7, 2000 among the same parties (including summary in English) (incorporated by reference to Exhibit 10.2 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.4         Offer to acquire a building, dated February 23, 2000, between
                  EXFO and Groupe Mirabau inc. and as accepted by Groupe Mirabau inc. on February 24, 2000 (including summary in English)
                  (incorporated by reference to Exhibit 10.3 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.5         Lease Agreement, dated December 1, 1996, between EXFO and
                  GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.4 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.6         Lease Agreement, dated March 1, 1996, between EXFO and GEXFO
                  Investissements Technologiques inc., as assigned to 9080-9823
                  Quebec inc. on September 1, 1999 (including summary in
                  English) (incorporated by reference to Exhibit10.5 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.7         Loan Agreement between EXFO and GEXFO Investissements
                  Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.9 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.8         Resolution of the board of directors of EXFO, dated September
                  1, 1999, authorizing EXFO to acquire GEXFO Distribution
                  Internationale inc. from GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.10 of EXFO's Registration Statement on Form F-1,
                  File No. 333-38956).
      4.9         Form of Promissory Note of EXFO issued to GEXFO
                  Investissements Technologiques inc. dated June 27, 2000 )
                  (incorporated by reference to Exhibit 10.12 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.10        Credit Agreement, dated July 6, 1995, among EXFO, National
                  Bank of Canada and Banque Nationale de Paris(Canada), as amended on December 22, 1999 and on March 28, 2000 (including summary in English) (incorporated by reference to Exhibit 10.1 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.11        Term Loan Offer, dated March 28, 2000, among EXFO and National
                  Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit
                  10.11 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.12        Sale Agreement, dated September 1, 1999, between EXFO and
                  GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.14 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).

      4.13 Purchase Agreement to acquire a building dated June 7, 2000, between EXFO and Groupe Mirabau inc. (incorporated by reference to Exhibit 10.16 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.14 Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.15        Employment Agreement of Mario Larose dated as of May 30, 2000.
      4.16 First Amending Agreement to Employment Agreement of Mario Larose dated as of September 1, 2000.
      4.17 Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.18 Stock Option Plan, dated May 25, 2000 (incorporated by Reference to Exhibit 10.7 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.19        Share Plan, dated April 3, 2000 (incorporated by reference to
                  Exhibit 10.8 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.20        Directors' Compensation Plan (incorporated by reference to
                  Exhibit 10.17 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.21        Restricted Stock Award Plan, dated December 20, 2000.
      8.1         Subsidiaries of EXFO (included on page 34 of this Annual
                  Report).

                                AUDITORS' REPORT

To the Shareholders of
EXFO ELECTRO-OPTICAL ENGINEERING INC.

         We have audited the balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 1999 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended August 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 1999 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2000 in accordance with Canadian generally accepted accounting principles.

         (Signed) PRICEWATERHOUSECOOPERS LLP

         LOGO

PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
Quebec City, Quebec, Canada
September 20, 2000 (except for note 21, dated December 20, 2000)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                           CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                                                                                  AS AT AUGUST 31,
                                                                              1999              2000
                                                                              ----              ----
                                ASSETS
CURRENT ASSETS
Cash and cash equivalents.........................................       $        423     $        729
Short-term investments (notes 9 and 19)...........................              1,371          162,659
Accounts receivable (note 9)
  Trade...........................................................              8,869           18,272
  Other (note 5)..................................................              1,026            2,790
Income taxes receivable (note 9)..................................                381              284
Inventories (notes 6 and 9).......................................              7,591           18,868
Prepaid expenses and deposits.....................................                475            1,023
Future income taxes (note 17).....................................                 --              995
                                                                         ------------     ------------
                                                                               20,136          205,620
Capital assets (notes 7 and 9)....................................              2,639            8,694
Goodwill and other assets (notes 8 and 9).........................                 65            2,320
Future income taxes (note 17).....................................                 --            3,089
                                                                         ------------     ------------
                                                                         $     22,840     $    219,723
                                                                         ============     ============
                              LIABILITIES
CURRENT LIABILITIES
Bank advances (note 9)............................................       $         --     $         10
Accounts payable and accrued liabilities (note 10)................              5,523           10,353
Dividend payable..................................................                 51               --
Mandatorily redeemable preferred shares (note 11).................                 --              543
Loan from a company under common control (note 15)................              1,337               --
Deferred revenue..................................................                218              395
Current portion of long-term debt.................................                 --              152
Future income taxes (note 17).....................................                262               --
                                                                         ------------     ------------
                                                                                7,391           11,453
Deferred revenue..................................................                109              151
Deferred grants...................................................                533            1,109
Long-term debt (note 12)..........................................                 --               16
Future income taxes (note 17).....................................                128               --
                                                                         ------------     ------------
                                                                                8,161           12,729
                                                                         ------------     ------------
                         SHAREHOLDERS' EQUITY
Share capital (note 13)...........................................                 87          198,459
Cumulative translation adjustment.................................                 --            1,555
Retained earnings.................................................             14,592            6,980
                                                                         ------------     ------------
                                                                               14,679          206,994
                                                                         ------------     ------------
                                                                         $     22,840     $    219,723
                                                                         ============     ============

                             On behalf of the Board

                              /s/Germain Lamonde            /s/Andre Tremblay

                              Germain Lamonde               Andre Tremblay
                              Director                      Director

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

         (in thousands of U.S. dollars, except share and per share data)

                                                                                YEARS ENDED AUGUST 31,
                                                                   --------------------------------------------
                                                                      1998               1999           2000
                                                                   ----------         ----------     ----------
                                                                     (note 3)           (note 3)
SALES (note 18)...............................................     $   31,605         $   42,166     $   71,639
COST OF SALES.................................................         11,345             14,998         24,712
                                                                   ----------         ----------     ----------
GROSS MARGIN..................................................         20,260             27,168         46,927
                                                                   ----------         ----------     ----------
OPERATING EXPENSES............................................
Selling and administrative....................................          9,898             13,279         24,304
Net research and development (note 15)........................          3,014              4,315          6,402
Amortization of capital assets................................            609                857          1,451
Amortization of other assets..................................             48                 41             47
                                                                   ----------         ----------     ----------
TOTAL OPERATING EXPENSES......................................         13,569             18,492         32,204
                                                                   ----------         ----------     ----------
EARNINGS FROM OPERATIONS......................................          6,691              8,676         14,723
Interest income, net..........................................            (40)              (136)        (1,480)
Foreign exchange loss (gain)..................................           (126)               506            684
                                                                   ----------         ----------     ----------
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL.....          6,857              8,306         15,519
INCOME TAXES (note 17)........................................          2,356              2,492          5,298
                                                                   ----------         ----------     ----------
EARNINGS BEFORE AMORTIZATION OF GOODWILL......................          4,501              5,814         10,221
AMORTIZATION OF GOODWILL......................................             --                 --            297
                                                                   ----------         ----------     ----------
NET EARNINGS FOR THE YEAR.....................................     $    4,501         $    5,814     $    9,924
                                                                   ==========         ==========     ==========
BASIC AND FULLY DILUTED EARNINGS PER SHARE....................
  Earnings before amortization of goodwill....................     $     0.12         $     0.14     $     0.26
  Net earnings................................................     $     0.12         $     0.14     $     0.25
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)...         38,000             38,001         39,951

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

              (in thousands of U.S. dollars, except per share data)

                                                                       YEARS ENDED AUGUST 31,
                                                         ------------------------------------------------
                                                              1998               1999             2000
                                                         --------------      -----------      -----------
                                                            (note 3)           (note 3)
BALANCE-- BEGINNING OF YEAR.........................     $        7,643      $    12,044      $    14,592


ADD
Net earnings for the year...........................              4,501            5,814            9,924
                                                         --------------      -----------      -----------
                                                                 12,144           17,858           24,516
                                                         --------------      -----------      -----------
DEDUCT
Dividends
  Class A shares....................................                 --            2,926           17,216
  Class C share (note 4)............................                 --              340               --
  Class E shares....................................                100               --               --
  Class F shares....................................                 --               --              320
                                                         --------------      -----------      -----------
                                                                    100            3,266           17,536
                                                         --------------      -----------      -----------
BALANCE-- END OF YEAR                                    $       12,044      $    14,592      $     6,980
                                                         ==============      ===========      ===========
DIVIDENDS PER SHARE
   Class A shares...................................     $           --      $       0.08     $      0.45
   Class C share....................................     $           --      $       340      $        --
   Class E shares...................................     $        0.005      $        --      $        --
   Class F shares...................................     $           --      $        --      $      0.45

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of U.S. dollars)

                                                                           YEARS ENDED AUGUST 31,
                                                                  ----------------------------------------
                                                                    1998            1999             2000
                                                                  --------        --------         -------
                                                                  (note 3)        (note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the year.....................................    $  4,501        $  5,814       $   9,924
Add (deduct) items not affecting cash and cash equivalents....
  Amortization of discount on short-term investments..........          --              --            (807)
  Amortization of capital assets..............................         609             857           1,451
  Amortization of goodwill and other assets...................          48              41             344
  Future income taxes.........................................         289             (42)            (33)
Change in non-cash operating working capital items
  Accounts receivable.........................................      (1,297)         (3,875)        (10,476)
  Income taxes receivable.....................................          --            (381)          2,149
  Inventories.................................................        (758)         (1,259)        (10,732)
  Prepaid expenses and deposits...............................        (117)           (205)           (519)
  Accounts payable and accrued liabilities....................         369           1,965           3,917
  Income taxes payable........................................        (490)           (115)             --
  Deferred revenue............................................          --             327             215
  Deferred grants.............................................          --             533             567
                                                                  --------        --------       ---------
                                                                     3,154           3,660          (4,000)
                                                                  --------        --------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances.................................................        (142)           (136)           (357)
Repayment of loan from a company under common control.........          --              --          (1,349)
Repayment of long-term debt...................................         (21)            (20)           (812)
Issuance of share capital.....................................          --              86         209,690
Share issue expenses..........................................          --              --         (16,743)
Dividends paid................................................        (100)         (3,215)        (17,587)
                                                                  --------        --------       ---------
                                                                      (263)         (3,285)        172,842
                                                                  --------        --------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments...........................        (647)            (33)       (519,645)
Proceeds from disposal of short-term investments..............          --              --         359,886
Additions to capital and other assets.........................      (1,336)         (1,181)         (7,180)
Business combination, net of cash and cash equivalents
  acquired (note 4)...........................................          --              --          (2,108)
                                                                  --------        --------       ---------
                                                                    (1,983)         (1,214)        (169,047)
                                                                  --------        --------       ----------
CHANGE IN CASH AND CASH EQUIVALENTS...........................         908            (839)           (205)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH
EQUIVALENTS...................................................          --              --             511
CASH AND CASH EQUIVALENTS-- BEGINNING OF YEAR.................         354           1,262             423
                                                                  --------        --------       ---------
CASH AND CASH EQUIVALENTS-- END OF YEAR.......................    $  1,262        $    423       $     729
                                                                  ========        ========       =========
SUPPLEMENTARY INFORMATION
Interest paid.................................................    $    145        $    148       $     480
Interest received.............................................    $    (40)       $    (98)      $    (949)
Income taxes paid.............................................    $  2,032        $  2,801       $   3,761

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

1.       INCORPORATION AND NATURE OF ACTIVITIES

         The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of fiber-optic test, measurement and monitoring equipment and instruments for the telecommunications industry. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe and Asia. Marketing activities outside Canada are carried out by subsidiaries located in the United States and Europe and independent representatives worldwide. The company's customers consist primarily of telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, as well as optical component, value-added optical module, and optical networking system manufacturers.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 20. The principal accounting policies of the company, which have been consistently applied, are summarized as follows:

ACCOUNTING ESTIMATES

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant estimates include the allowance for doubtful accounts receivable, tax credits receivable, provisions for obsolete inventories, the useful lives of capital assets and goodwill and certain accrued liabilities. Actual results could differ from those estimates.

CONSOLIDATION

         These consolidated financial statements include the accounts of the company and its subsidiaries.

FOREIGN CURRENCY TRANSLATION

FOREIGN SUBSIDIARIES

         The company's subsidiaries are considered to be integrated. As a result, the subsidiaries' accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenue and expenses are remeasured at the average rate for the year. Gains and losses resulting from remeasurement are reflected in the statement of earnings.

FOREIGN CURRENCY TRANSACTIONS

         Transactions denominated in foreign currencies are measured into the functional currency using the temporal method.

FORWARD EXCHANGE CONTRACTS

         The company enters into forward exchange contracts in order to hedge against potential exchange rate fluctuations on cash flows related to anticipated future revenue streams denominated in foreign currencies. Unrealized gains and losses on these forward exchange contracts are deferred and recognized upon settlement of the related transactions. Accordingly, cash flows resulting from forward exchange contract settlements are classified as cash flows from operating activities along with the corresponding cash flows being hedged.

         Furthermore, the company has entered into forward exchange contracts to sell Canadian dollars in exchange for U.S. dollars. These contracts, which are speculative in nature, are carried on the balance sheet at fair value. Any unrealized gains or losses on these contracts at each balance sheet date are included in earnings for the year.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and balances with banks and all highly liquid short-term investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

         Short-term investments are valued at the lower of cost and market value. Cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

INVENTORIES

         Inventories are valued at the lower of cost and net realizable value. The cost of raw materials and work in progress inventories is determined using the first-in, first-out method. The cost of finished goods is determined using the average cost method.

CAPITAL ASSETS AND AMORTIZATION

         Capital assets are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives of the capital assets as follows:

                                   TERM
                                   ------------------------------------
Building.......................    25 years
Equipment......................    3 to 5 years
Leasehold improvements.........    Remaining lease term including lease
                                   renewal option


         The carrying value of capital assets is evaluated whenever significant events occur which may indicate an impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

GOODWILL, OTHER ASSETS AND AMORTIZATION

         Goodwill, which represents the excess of the purchase price of an acquired business over the net identifiable assets acquired, is amortized on a straight-line basis over the estimated useful life of five years. The company assesses the carrying value of goodwill for future recoverability on an annual basis by estimating the associated net undiscounted future cash flows. The amount of impairment loss, if any, is the excess of the carrying value over the estimated net undiscounted cash flows. Goodwill is written down for any permanent impairment in value of the unamortized portion.

         Other assets include the cost of acquired patents, net of accumulated amortization. Patents are amortized on a straight-line basis over the estimated useful lives of four years.

GOVERNMENT GRANTS

         Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related asset. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period for which the created job must be maintained or training provided.

REVENUE RECOGNITION

         For products where the software is incidental, the company recognizes revenue when the products are delivered, with provisions made for estimated returns, warranties and support obligations.

         For products where software is not incidental, the revenues are separated into two categories, product and customer support revenues based upon vendor-specific objective evidence of fair value. The product revenues for these sales are recognized when the products are delivered with provisions made for estimated returns and warranties. The customer support revenues are deferred and recognized ratably over the year of the support arrangement, except where provided within one year of delivery, costs of providing this support is insignificant and accrued at the time of delivery and no upgrades of software are provided. Prior to September 1, 1998, the revenues for support were included in sales upon delivery with a provision for any costs associated with future support obligations. The effect of this accounting change for the years ended prior to 1999 was not determinable by the company. For the year ended August 31, 1999, the company deferred revenues amounting to $327,000 which had an effect on net earnings of $226,000. The change resulted in a reduction in net earnings per share for the year ended August 31, 1999 of $0.01.

ADVERTISING COSTS

         Advertising costs are expensed as incurred.

INCOME TAXES

         The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

         The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

TAX CREDITS

         The company is entitled to scientific research and experimental development ("SRED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Quebec ("Provincial"). Federal SRED tax credits are earned on qualified Canadian SRED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Provincial SRED tax credits, which are refundable, are earned on qualified SRED salaries in the Province of Quebec at a rate of 20%. Additional refundable provincial SRED tax credits are earned at a rate of up to 20%. These additional tax credits are reduced to nil, on a pro-rata basis, as total assets of the company increase from Cdn$25 million to Cdn$50 million.

         SRED and other tax credits are accounted for as a reduction of the related expenditures. The refundable portion of SRED and other tax credits is recorded in the year in which the related expenditures are incurred. The non-refundable portion of SRED tax credits is recorded in the year in which the related expenditures are incurred, provided the company has reasonable assurance that the credits will be realized.

RESEARCH AND DEVELOPMENT EXPENSES

         All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred. Development expenses which meet generally accepted criteria for deferral are capitalized and amortized against earnings over the estimated period of benefit.

         As at August 31, 2000, the company had not deferred any development costs.

STOCK-BASED COMPENSATION PLANS

         The company maintains two stock-based compensation plans, which are described in note 13. Under accounting principles generally accepted in Canada, no compensation cost is recognized for those plans when stocks or stock options are issued to plan participants. Any consideration received from plan participants upon the purchase of stock or the exercise of stock options is credited to share capital.

EARNINGS AND DIVIDENDS PER SHARE

         Basic earnings and dividends per share are determined using the weighted average number of common shares outstanding during the year, as adjusted for the effects of stock splits and other reorganizations of share capital in prior years.

         Fully diluted earnings per share are determined using the weighted average number of shares and dilutive share equivalents outstanding during the year. Earnings for the year are increased by the estimated additional earnings, net of applicable income taxes, on the proceeds, if any, from the exercise of dilutive common share equivalents.

NEW ACCOUNTING STANDARD

         In 1999, the CICA issued section 3461, "Employee future benefits" which is effective for fiscal beginning on or after January 1, 2000. Adopting this standard will not have a significant impact on the company's earnings or shareholders' equity.

3.       CHANGE IN REPORTING CURRENCY

         The consolidated financial statements of the company were presented in Canadian dollars up to August 31, 1999. Effective September 1, 1999, the U.S. dollar has been adopted as the reporting currency. The functional currency continues to be the Canadian dollar. The financial statements for the years ended August 31, 1998 and 1999 are presented in U.S. dollars in accordance with a translation of convenience method using the representative exchange rate as at August 31, 1999 of US$1.00 = Cdn$1.4958. The translated amount for monetary and non-monetary items as at August 31, 1999 becomes the historical basis for those items in subsequent years.

         The financial statements as at August 31, 2000 and for the year then ended have been translated using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenue and expenses are translated at the average exchange rate for the year. All gains and losses from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity. Changes in the cumulative translation adjustment during each year result solely from the application of this translation method.

4.       BUSINESS COMBINATIONS

NORTECH FIBRONIC INC.

         On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at Cdn$4,051,000 (US$2,799,000). The consideration paid consisted of Cdn$3,051,000 (US$2,108,000) in cash, the issuance of 800,000 Class G shares which are mandatorily redeemable, for cash or subordinate voting shares at the option of the company, on November 30, 2000 for an amount of Cdn$800,000 (US$553,000) (note 11), and a non-interest-bearing debenture in the amount of Cdn$200,000 (US$138,000) due November 30, 2000 (note 12).

         This acquisition, which has been accounted for using the purchase method, resulted in goodwill amounting to Cdn$3,677,000 (US$2,542,000) based on the following allocation of the purchase price to the identifiable assets acquired and liabilities assumed.

Current assets..................................................         $1,842
Capital assets..................................................            409
Future income taxes.............................................            237
                                                                            ---
                                                                          2,488
Current liabilities.............................................          1,933
Long-term debt..................................................            298
                                                                            ---
                                                                          2,231
Net identifiable assets acquired................................            257
Goodwill........................................................          2,542
                                                                          -----
Purchase price..................................................          2,799
Less:  Class G shares issued....................................            553
Less:  Non-interest-bearing debenture...........................            138
Less:  Cash and cash equivalents acquired.......................             --
                                                                             --
                                                                         ------
Cash paid net of cash and cash equivalents acquired.............         $2,108
                                                                         ======


         The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, February 4, 2000.

PRO FORMA INFORMATION

         The following unaudited pro forma information regarding the acquisition of Nortech has been prepared by the company's management based upon the audited consolidated financial statements of the company for the years ended August 31, 1999 and 2000 and the unaudited consolidated financial statements of Nortech.

         This pro forma information includes adjustments related to the amortization of goodwill as well as the income tax effects of the acquisition. Consequently, such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

         The following unaudited pro forma information for the year ended August 31, 1999 has been prepared as if the acquisition had occurred on September 1, 1998. The unaudited pro forma information for the year ended August 31, 2000 has been prepared as if the acquisition had occurred on September 1, 1999:

                                                       YEARS ENDED AUGUST 31,
                                                       ----------------------
                                                         1999           2000
                                                       --------       -------
                                                     (unaudited)    (unaudited)
                                                       (note 3)
Sales...........................................       $44,948        $73,024
Earnings before amortization of goodwill........         6,091         10,179
Net earnings....................................        $5,602         $9,716
Basic and fully diluted earnings per share
  Earnings before amortization of goodwill......         $0.15          $0.26
  Net earnings..................................         $0.14          $0.24

GEXFO DISTRIBUTION INTERNATIONALE INC.

         On September 1, 1998, the company acquired, from its parent company, all the issued and outstanding shares of GEXFO Distribution Internationale Inc. in exchange for 1 Class C share of the company, which was redeemed at a price of Cdn$509,000 (US$340,000). This holding company has two wholly-owned subsidiaries, EXFO America Inc. and EXFO Europe S.A.R.L., which market fiber-optic test and measurement and monitoring equipment and instruments for the American and European markets.

         Since the exchange was between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and the other companies have been combined using their respective carrying amounts and financial statements of prior years have been restated as if the companies had always been combined. The statements of earnings and cash flows for 1998 reflect the results of operations and cash flows on a combined basis. The creation, issuance and redemption of the Class C share on September 1, 1998 has been presented as a mandatorily redeemable preferred share and a dividend distribution from the combined retained earnings.

         The combined companies' net assets as at August 31, 1998 are as follows:

                                    EXFO            GEXFO
                               ELECTRO-OPTICAL   DISTRIBUTION
                                  ENGINEERING   INTERNATIONALE
                                      INC.           INC.       ELIMINATIONS       TOTAL
                                 ----------      ----------     ------------    ----------
                                                                                (note 3)
Total assets.................    $   17,384      $      639     $     (380)     $   17,643
Total liabilities............        (5,679)           (299)           380          (5,598)
                                 ----------      ----------     ----------      ----------
Net assets...................    $   11,705      $      340     $       --      $   12,045
                                 ==========      ==========     ==========      ==========

         Consolidated sales and net earnings for GEXFO Distribution Internationale Inc. during the year ended August 31, 1998 were insignificant.

GAP-OPTIQUE S.A.

         On June 1, 2000, the company acquired the 85% interest in GAP-Optique S.A. held by its parent company for a cash consideration of $16,000. The carrying value of the net assets of GAP-Optique S.A. was $19,000 as at December 31, 1999. GAP-Optique S.A. did not have any operations in 1998, 1999 or 2000. Since the exchange occurred between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and GAP-Optique S.A. have been combined using their respective carrying amounts and financial statements of prior year have been restated as if the companies had always been combined.

5.       OTHER RECEIVABLES

                                                  AS AT AUGUST 31,
                                             -----------------------
                                                 1999          2000
                                                 ----          ----
Grants receivable.......................     $     479     $   2,046
Company under common control............            27            --
Other...................................           520           744
                                             ---------     ---------
                                             $   1,026     $   2,790
                                             =========     =========

6.       INVENTORIES

                                                  AS AT AUGUST 31,
                                             -----------------------
                                                 1999          2000
                                                 ----          ----
Raw materials...........................     $  4,005      $ 12,057
Work in progress........................        1,177         2,910
Finished goods..........................        2,409         3,901
                                             --------      --------
                                             $  7,591      $ 18,868
                                             ========      ========

7.       CAPITAL ASSETS

                                                  AS AT AUGUST 31, 1999
                                             ------------------------------
                                                       ACCUMULATED
                                              COST     AMORTIZATION    NET
                                             ------    ------------   ------
Equipment................................    $4,426      $2,469       $1,957
Leasehold improvements...................     1,146         464          682
                                             ------      ------       ------
                                             $5,572      $2,933       $2,639
                                             ======      ======       ======

                                                  AS AT AUGUST 31, 2000
                                             ------------------------------
                                                       ACCUMULATED
                                              COST     AMORTIZATION      NET
                                             ------    ------------    ------
Land....................................     $   299      $   --       $  299
Building................................       3,442          32        3,410
Equipment...............................       8,451       4,158        4,293
Leasehold improvements..................       1,373         681          692
                                             -------      ------       ------
                                             $13,565      $4,871       $8,694
                                             =======      ======       ======

8.       GOODWILL AND OTHER ASSETS

                                                                AS AT AUGUST 31,
                                                                ----------------
                                                                 1999      2000
                                                                 ----      ----
Goodwill-- net of accumulated amortization of $297,000.....     $  --     $2,252

Patents-- net of accumulated amortization of $111,000 and
  $159,000 as at August 31, 1999 and 2000, respectively....        65         68
                                                                -----     ------
                                                                $  65     $2,320
                                                                =====     ======
9.       CREDIT FACILITIES

         The company has available credit facilities which provide for advances of up to Cdn$10,000,000 (US$6,793,000) under a line of credit and Cdn$3,000,000 (US$2,038,000) as an operating loan. These facilities, which are renewable annually, bear interest at prime rate. Accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as security against these facilities. Amounts of nil and Cdn$15,000 (US$10,000) were drawn against the facilities as at August 31, 1999 and 2000, respectively.

10.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                AS AT AUGUST 31,
                                                                ----------------
                                                                 1999      2000
                                                                 ----      ----
Trade................................................           $1,884  $ 6,473
Salaries and social benefits.........................            1,112    1,698
Outstanding cheques in excess of bank balances.......            1,942      374
Commissions..........................................              421      966
Other................................................              164      842
                                                                ------  -------
                                                                $5,523  $10,353
                                                                ======  =======

11.      MANDATORILY REDEEMABLE PREFERRED SHARES


         Authorized-- unlimited as to number, without par value
         Preferred, non-voting, ranking in priority to subordinate and multiple voting shares, each series ranking pari passu with the preferred shares of every other series, issuable in one or more series
         Preferred Series 1, non-voting, mandatorily redeemable on November 30, 2000 at their paid-in value, ranking in priority to all other existing and future classes of shares. The company may elect to settle the redemption value by issuing the number of subordinate voting shares obtained by dividing the paid-in value of the preferred shares Series 1, being Cdn$800,000, by the average trading price of the subordinate voting shares for a period of ten trading days preceding November 30, 2000

         On February 7, 2000, the company filed articles of amendment pursuant to which the Class G shares were created.

         Prior to June 29, 2000, the company's authorized mandatorily redeemable preferred shares consisted of Class B, C, E and G shares.

         On June 29, 2000, the company filed articles of amendment pursuant to which preferred shares issuable in series and preferred shares Series 1 were created, the 800,000 issued and outstanding Class G shares were converted into 800,000 preferred shares Series 1 and Class B, C, E and G shares were cancelled.

         The following table summarizes the preferred share activity since August 31, 1997:

                                                            CLASS C SHARE           CLASS E SHARES
                                                            -------------           --------------       ---------
                                                                                                           TOTAL
                                                                                                           -----
                                                          NUMBER      AMOUNT       NUMBER       AMOUNT     AMOUNT
                                                          ------      ------       ------       ------     ------
Balance as at August 31, 1997 and 1998.............           --      $   --     19,000,000     $   --     $   --
Business combination (note 4)......................            1         340             --         --        340
Redemption of Class C share........................           (1)       (340)          (340)        --         --
Conversion of Class E shares into Class A shares              --          --    (19,000,000)        --         --
                                                          ------      ------     ----------     ------     ------
  (note 13)........................................
Balance as at August 31, 1999 and 2000.............           --      $   --             --     $   --     $   --
                                                          ======      ======     ==========     ======     ======

                                                             CLASS G SHARES         PREFERRED SHARES SERIES 1
                                                             --------------         -------------------------
                                                                                                            TOTAL
                                                                                                            -----
                                                            NUMBER     AMOUNT       NUMBER       AMOUNT    AMOUNT
                                                            ------     ------       ------       ------    ------
Balance as at August 31, 1997, 1998 and 1999.........         --      $    --            --     $   --     $   --
Business combination (note 4)........................    800,000          555            --         --        555
Conversion of Class G shares into preferred shares                                  800,000        555         --
  Series 1...........................................   (800,000)       (555)
Foreign currency translation adjustment..............         --          --             --        (12)       (12)
                                                              --          --             --     ------     ------
Balance as at August 31, 2000........................         --      $   --        800,000     $  543     $  543
                                                         =======      ======        =======     ======     ======

12.      LONG-TERM DEBT

                                                                   AS AT
                                                                 AUGUST 31,
                                                                 ----------
                                                              1999      2000
                                                              ----      ----
Unsecured non-interest-bearing debenture
  due November 30, 2000...........................          $   --    $  136
Unsecured non-interest-bearing loan
  repayable through July 2002.....................              --        32
                                                                --        --
                                                                --       168
Less:  Current portion............................              --       152
                                                            ------    ------
                                                            $   --    $   16
                                                            ======    ======

         As at August 31, 2000, minimum principal repayments required in each of the next two years are as follows:

  2001............................................          $ 152
  2002............................................             16

13.      SHARE CAPITAL

         Authorized-- unlimited as to number, without par value
         Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares
         Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

         Prior to June 29, 2000, the company's authorized share capital consisted of Class A, D and F shares.

         On September 2, 1998, the company filed articles of amendment pursuant to which the Class A shares were split on a 190,000-to-one basis. Pursuant to articles of amendment dated

September 3, 1998, the 100 issued and outstanding Class E shares (note 11) were converted into Class A shares on a 190,000-to-one basis. All references to numbers of shares and per share amounts have been restated in order to reflect the share split and conversion noted above.

         On June 29, 2000, the company filed articles of amendment pursuant to which subordinate and multiple voting shares were created, the 38,000,000 issued and outstanding Class A shares were converted into 38,000,000 multiple voting shares, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares and the Class A, D and F shares were cancelled.

         The following tables summarize the share capital activity since August 31, 1997:

                                                          CLASS A SHARES           CLASS F SHARES
                                                          --------------           --------------
                                                                                                          TOTAL
                                                         NUMBER      AMOUNT      NUMBER      AMOUNT      AMOUNT
                                                         ------      ------      ------      ------      ------
Balance as at August 31, 1997 and 1998..............    19,000,000   $    1          --      $   --      $    1
Conversion of Class E shares into Class A shares
  (note 11).........................................    19,000,000       --          --          --          --
Issued for cash under stock purchase plan...........            --       --     197,588          86          86
                                                        ----------   ------     -------      ------      ------
Balance as at August 31, 1999.......................    38,000,000        1     197,588          86          87
Issued for cash under stock purchase plan...........            --       --     509,676         390         390
Conversion of Class F shares into subordinate
  voting shares.....................................            --       --    (707,264)       (476)       (476)
Conversion of Class A shares into multiple voting
  shares............................................   (38,000,000)      (1)         --          --          (1)
                                                        ----------   ------     -------      ------      ------
Balance as at August 31, 2000.......................            --   $   --          --      $   --      $   --
                                                        ==========   ======     =======      ======      ======

                                                          MULTIPLE VOTING SHARES      SUBORDINATE VOTING
                                                                                            SHARES
                                                          ----------------------     ---------------------
                                                                                                              TOTAL
                                                          NUMBER      AMOUNT       NUMBER       AMOUNT        AMOUNT
                                                          ------      ------       ------       ------        ------
Balance as at August 31, 1997, 1998 and 1999..                  --   $   --            --    $      --     $      --
Conversion of Class F shares into subordinate
  voting shares............................                     --       --       707,264          476           476
Conversion of Class A shares into multiple
  voting shares............................             38,000,000        1            --           --             1
Issued pursuant to the initial public offering                  --       --     8,050,000      209,300       209,300
Share issue expenses, net of related income
  taxes of $5,425,000......................                     --       --            --      (11,318)      (11,318)
                                                        ----------   ------     ---------    ---------      --------
Balance as at August 31, 2000..............             38,000,000   $    1     8,757,264    $ 198,458      $198,459
                                                        ==========   ======     =========    =========      ========

STOCK PURCHASE PLAN

         The company's stock purchase plan terminated at the time of the initial public offering. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The maximum number of shares held by one person could not exceed 1% of all issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under that plan are restricted as to sale and transferability for a period of at least five years. Prior to June 29, 2000, the date of the initial public offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of Cdn$0.98 (US$0.68) per share. As at August 31, 2000, the company has guaranteed the repayment of third party loans totaling Cdn$270,000 (US$183,000) obtained by certain employees with respect to the purchase of Class F shares.

STOCK OPTION PLAN

         On May 25, 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

         The maximum number of subordinate voting shares issuable under the plan shall not exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual shall not exceed 5% of the number of outstanding subordinate voting shares. The exercise price shall be the market price of the common shares on the date of granting. Options granted under the plan generally expire ten years from the date of granting. Options granted under the plan generally vest over a four-year period, with 25% becoming exercisable at the end of each of the first four fiscal years of the company following the date of granting. The number of options, which ultimately become exercisable in any given year, and in aggregate, depends on the degree to which the company's financial performance objectives are met. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

         On June 27, 2000, the company granted options to purchase a total of 609,734 subordinate voting shares at the initial public offering price. As at August 31, 2000, there were 3,861,227 shares reserved for issuance under the stock option plan.

         The following table summarizes the stock option activity since May 25, 2000:

                                                     YEAR ENDED AUGUST 31, 2000
                                                     --------------------------
                                                                    WEIGHTED
                                                                    AVERAGE
                                                      NUMBER     EXERCISE PRICE
                                                      ------     --------------
Outstanding-- Beginning of year.........                    --         $ --
Granted.................................               609,734           26
                                                       -------           --
Outstanding-- End of year...............               609,734         $ 26
                                                       =======         ====
Options exercisable-- End of year.......                    --         $ --
                                                       =======         ====

         As at August 31, 2000, the weighted average remaining contractual life of the outstanding options was 4.83 years.

14.      COMMITMENTS

OPERATING LEASES

         The company has entered into operating leases for its premises, which expire at various dates through to 2003. As at August 31, 2000, the minimum rentals payable during each of the next three years are as follows:

2001....................................          $397
2002....................................           209
2003....................................            49
                                                  ----
                                                  $655

         During the years ended August 31, 1998, 1999 and 2000, rental expense amounted to $283,000, $344,000 and $579,000, respectively.

15.      OTHER DISCLOSURES

LOAN FROM A COMPANY UNDER COMMON CONTROL

         The loan from a company under common control bearing interest at prime rate plus 1% and unsecured was reimbursed during the year.

         During the years ended August 31, 1998, 1999 and 2000, the effective interest rate on this loan was 6.25%, 6.95% and 7.75%, respectively.

NET RESEARCH AND DEVELOPMENT EXPENSES

         Net research and development expenses comprise the following:

                                                      YEARS ENDED AUGUST 31,
                                                  ------------------------------
                                                   1998        1999        2000
                                                   ----        ----        ----
                                                  (note 3)      (note 3)

Gross research and development expenses......     $  4,406    $  6,390  $ 9,374
Research and development tax credits.........       (1,332)     (1,935)  (2,436)
Government grants............................          (60)       (140)    (536)
                                                  --------    --------  -------
                                                  $  3,014    $  4,315  $ 6,402
                                                  ========    ========  =======

OTHER GRANTS AND TAX CREDITS

         During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$417,000) towards interest costs incurred over the period from January 1, 1998 through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,541,000) over the period from January 1, 1998 through December 31, 2002, payable based on the number of full-time jobs created during the period.

         The above grants are subject to the condition that the company maintain its Canadian principal place of business within the Province of Quebec until at least December 31, 2002 and that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. During the period from January 1, 1998 to August 31, 2000, the company recognized a total of Cdn$2,396,000 (US$1,627,000) under this program, of which Cdn$1,048,000
(US$712,000) has been credited to earnings with the balance of Cdn$1,348,000 (US$915,000) having been included in deferred grants.

         Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants up to a maximum of Cdn$3,756,000 (US$2,551,000) over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that 361 jobs be created pursuant to the agreement and that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should these conditions not be met by the company, the Minister may enforce various recourse, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of Cdn$1,322,000 (US$898,000) under this program, of which Cdn$1,037,000 (US$704,000) has been credited to earnings with the balance of Cdn$285,000 (US$194,000) having been included in deferred grants. Should any repayments of amounts received pursuant to these agreements be required, such repayments will be charged to earnings as the amounts of any repayments become known.

         Finally, since 2000, companies operating in the Quebec city area are entitled to a refundable tax credit granted by the government of the Province of Quebec. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. The company has recognized a total of Cdn$1,297,000 (US$881,000) under this program which has been credited to earnings.

         Following is a summary of the classification of these and certain other grants and tax credits in the statements of earnings.

         Interest income for the years ended August 31, 1998, 1999 and 2000 is net of related government grants of $66,000, $126,000 and $196,000, respectively.

         Cost of sales for the years ended August 31, 1998, 1999 and 2000 is net of government grants of $11,000, $33,000 and $915,000, respectively.

         Selling and administrative expenses for the years ended August 31, 1998, 1999 and 2000 are net of government grants of $22,000, $21,000 and $386,000, respectively.

         Research and development expenses for the years ended August 31, 1998, 1999 and 2000 are net of government grants of $60,000, $140,000 and $536,000, respectively.

DEFINED CONTRIBUTION EMPLOYEE BENEFITS PLANS

         The company maintains two separate defined contribution employee benefits plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

         o        Deferred profit sharing plan

         This plan, maintained for eligible Canadian resident employees, requires the company to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of gross salary to a tax-deferred registered retirement savings plan. In addition, at the end of each fiscal year, the company may contribute an additional amount of up to 4% of an employee's gross salary to the employee's tax-deferred registered retirement savings plan. Contributions paid to this plan during the years ended August 31, 1998, 1999 and 2000 amounted to nil, Cdn$156,000 (US$104,000) and Cdn$202,000
(US$137,000), respectively.

         o        401K plan

         The company maintains a 401K plan for eligible U.S. resident employees. Under the plan, the company may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the years ended August 31, 1998, 1999 and 2000, the company made contributions totaling US$8,000, US$21,000 and US$23,000, respectively.

16.      RELATED PARTY TRANSACTIONS


         In the normal course of operations, the company entered into transactions with certain companies under common control. These transactions have been measured at the exchange amount which is the amount of consideration agreed upon by the related parties. These transactions have been reflected in the financial statements as follows:

                                                      YEARS ENDED AUGUST 31,
                                                  ------------------------------
                                                   1998        1999        2000
                                                   ----        ----        ----
                                                  (note 3)      (note 3)
Rent.........................................      $ 219       $ 232       $ 241
Interest expense.............................         84          92         105

17.      INCOME TAXES

         The reconciliation of the income tax provision calculated using the Canadian federal and provincial statutory income tax rates to the provision for income taxes per the financial statements is as follows:

                                                      YEARS ENDED AUGUST 31,
                                                  ------------------------------
                                                   1998        1999        2000
                                                   ----        ----        ----
                                                  (note 3)      (note 3)
Income taxes at combined Canadian federal and
  provincial statutory tax rate (38%)........     $2,606      $3,156     $5,897
Increase (decrease) due to:
    Manufacturing and processing deduction...       (387)       (519)      (645)
    Non-deductible expenses..................         43          40         57
    Other....................................         94        (185)       (11)
                                                  ------      ------     ------
                                                  $2,356      $2,492     $5,298
                                                  ======      ======     ======
Income taxes consist of:
    Current..................................     $2,067      $2,534     $5,331
    Future...................................        289        (42)        (33)
                                                  ------      ------     ------
                                                  $2,356      $2,492     $5,298
                                                  ======      ======     ======

Significant components of the company's future tax assets and liabilities are as follows:

                                                              AS AT AUGUST 31,
                                                            -------------------
                                                              1999       2000
                                                              ----       ----
Future tax assets
   Provisions and accruals...................                $  --     $  266
   Government grants.........................                   18         --
   Deferred revenue..........................                  101        175
   Share issue expenses......................                   --      4,358
   Other.....................................                    4        193
                                                             -----     ------
                                                               123      4,992
                                                             -----     ------
Future tax liabilities
  Capital assets.............................                 (183)      (419)
  Research and development tax credits.......                 (330)      (474)

                                                              AS AT AUGUST 31,
                                                            -------------------
                                                              1999       2000
                                                              ----       ----
  Government grants..........................                   --        (15)
                                                             -----     ------
                                                              (513)      (908)
                                                             -----     ------
                                                             $(390)    $4,084
                                                             =====     ======
Presented as:
  Current....................................                $(262)    $  995
  Long-term..................................                 (128)     3,089
                                                             -----     ------
                                                             $(390)    $4,084
                                                             =====     ======

18.      SEGMENT INFORMATION

         Management has organized the company under one operating segment, that being the development, manufacture and marketing of fiber-optic test, measurement and monitoring equipment and instruments. Substantially all of the company's long-lived assets are located in Canada.

         Sales by geographic region are detailed as follows:

                                                      YEARS ENDED AUGUST 31,
                                                    --------------------------
                                                    1998       1999       2000
                                                    ----       ----       ----
                                                    (note 3)   (note 3)

United States................................      $13,644    $20,755    $36,139
Canada.......................................        2,353      2,973      8,006
Europe.......................................        6,717      8,721     14,503
Asia.........................................        3,229      3,199      6,486
Other........................................        5,662      6,518      6,505
                                                   -------    -------    -------
                                                   $31,605    $42,166    $71,639
                                                   =======    =======    =======

         Sales have been allocated to geographic regions based on the country of residence of the related customers.

         During all years presented above, there were no customers from which 10% or more of total sales were derived.

19.      FINANCIAL INSTRUMENTS


SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

                                                              AS AT AUGUST 31,
                                                            -------------------
                                                              1999       2000
                                                              ----       ----
Corporate bonds denominated in Canadian dollars
  bearing interest at annual rates of 4.9% to 5% ........  $   1,371   $     --
Commercial paper denominated in Canadian dollars,
  bearing interest at annual rates of 5.77% to 5.93%,
  maturing on different dates between November 22, 2000
  and February 2, 2001 ..................................         --     41,872
Commercial paper denominated in U.S dollars, bearing
  interest at annual rates of 6.51% to 6.79%, maturing
  at different dates between November 14, 2000 and
  March 2, 2001 .........................................         --    120,787
                                                           ---------   --------
                                                           $   1,371   $162,659
                                                           =========   ========

FAIR VALUE

         Cash and cash equivalents, accounts receivable, bank advances, accounts payable and accrued liabilities, dividend payable, mandatorily redeemable preferred shares, loan from a company under common control and long-term debt are financial instruments whose fair values approximate their carrying values.

         The fair value of short-term investments, determined based on market value, amounted to $1,430,000 and $162,719,000 as at August 31, 1999 and 2000,
respectively.

CREDIT RISK

         Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations and the company's cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore the company considers the risk of non-performance on these instruments to be remote.

         Due to the North American and European distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible.

INTEREST RATE RISK

         As at August 31, 2000, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents ........................       Non-interest bearing
Short-term investments ...........................       As described above
Accounts receivable ..............................       Non-interest bearing
Bank advances ....................................       Prime rate
Accounts payable and accrued liabilities .........       Non-interest bearing
Mandatorily redeemable preferred shares ..........       Non-interest bearing
Long-term debt ...................................       As described in note 12

FORWARD EXCHANGE CONTRACTS

         The company is exposed to currency risks as a result of its export sales, substantially all of which are denominated in U.S. dollars, of products manufactured in Canada. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 1999 and 2000, the company held contracts to sell U.S. dollars at various forward rates, which are summarized as follows:

                                                               WEIGHTED AVERAGE
                                                   CONTRACTUAL   CONTRACTUAL
                                                      AMOUNT     FORWARD RATES
                                                      ------     -------------
As at August 31, 1999
  September 1999 to August 2000...................   $ 5,800       1.4815
  September 2000 to June 2001.....................     3,000       1.5014
As at August 31, 2000
  September 2000 to August 2001...................   $ 5,400       1.4871
  September 2001 to April 2002....................     1,200       1.4602

         As at August 31, 1999 and 2000, these contracts resulted in deferred unrealized losses amounting to US$35,000 and US$45,000, respectively.

         As at August 31, 2000, the company held forward exchange contracts to buy U.S. dollars at various forward rates which are summarized as follows:

                                                               WEIGHTED AVERAGE
                                                   CONTRACTUAL   CONTRACTUAL
                                                      AMOUNT     FORWARD RATE
                                                      ------     ------------
Maturing between November 2000 and January 2001...   $40,500       1.4777

         As at August 31, 2000, the fair value of these contracts amounted to US$27,431,000 compared to contractual value of US$27,407,000, resulting in an unrealized loss of US$24,000 which has been reflected in the statement of earnings for the year.

20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S.
GAAP).

         Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.

ACCOUNTING FOR STOCK-BASED COMPENSATION

         To conform with U.S. GAAP, the company measures stock-based compensation costs using the intrinsic value method (APB 25 "Accounting for Stock Issued to Employees").

Stock purchase plan

         Under APB 25, compensation cost related to the stock purchase plan is measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period.

         During the years ended August 31, 1999 and 2000, the weighted average fair value per share under the stock purchase plan amounted to approximately $0.68 and $10.80, respectively. The fair value per share since inception of the plan ranged between $0.68 and $18.00. As at

August 31, 1999 and 2000, the balance of deferred stock-based compensation amounted to $40,000 and $2,144,000, respectively.

Stock option plan

         In accordance with APB 25, the company's stock option plan is considered to be a variable plan. Accordingly, subsequent increases in the fair value of the underlying stock, in excess of the exercise price of the option, are accounted for as additional compensation costs. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years. As at August 31, 2000, the balance of deferred stock-based compensation amounted to $17,285,000.

         Under Canadian GAAP, no compensation cost is recognized for these stock-based compensation plans.

CHANGE IN REPORTING CURRENCY

         As mentioned in note 3, on September 1, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

         Under Canadian GAAP, the statements of earnings for the years ended August 31, 1998 and 1999 were translated into U.S. dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenue and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rates for the years ended August 31, 1998 and 1999 were US$1.00 = Cdn$1.4390 and Cdn$1.5068, respectively. The exchange rates as at August 31, 1998 and 1999 were US$1.00 = Cdn$1.5722 and Cdn$1.4958, respectively.

SHORT-TERM INVESTMENTS

         Under U.S. GAAP, the short-term investments would be classified as "available for sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income on a net of tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS 121, Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, the company reviews the carrying value of its long-lived assets, including goodwill associated with assets acquired in a purchase business combination, when events or changes in circumstances indicate that the carrying value may not be recoverable. If this review indicates that the carrying amounts of the assets and goodwill, where applicable, will not be recoverable, as determined based on estimated undiscounted cash flows, an impairment loss is recorded. Impairment losses, if any, are measured as the excess of the carrying values over the fair values of the related assets. In addition, goodwill is reviewed periodically as disclosed in note 2.

FORWARD EXCHANGE CONTRACTS

         Under U.S. GAAP, in accordance with SFAS 52, certain of the forward exchange contracts held for hedging and other purposes in 1998 and 1999, for which the underlying transactions are not firmly committed, would not qualify for hedge accounting. Consequently, unrealized gains or losses on these contracts at each balance sheet date would be reflected in earnings for the corresponding year. Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualify for hedge accounting and any unrealized gains or losses are deferred and recognized in the statement of earnings upon settlement of the related transactions.

EARNINGS PER SHARE

         For purposes of earnings per share calculations, the subordinate voting shares and multiple voting shares (previously Class A, E and F shares), collectively, are considered to constitute common shares.

         Under U.S. GAAP, diluted net earnings per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of potential common shares, such as options, and conversions of senior shares outstanding during the year. This method requires that diluted net earnings per share be calculated, using the treasury stock method, as if all potential common shares had been exercised at the later of the beginning of the period or the date of issue, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average fair value of the common shares during the period.

         Under Canadian GAAP, fully diluted earnings per share is calculated based on the current imputed earnings method (note 2).

         Under U.S. GAAP, the presentation of per share figures for earnings before amortization of goodwill is not permitted. In addition, under U.S. GAAP, amortization of goodwill would be included in the computation of earnings from operations.

FUTURE INCOME TAXES

         As a result of adjustments from Canadian GAAP to U.S. GAAP, future income tax liabilities under U.S. GAAP include an adjustment of $23,000 as at August 31, 1999 and 2000, related to short-term investments and forward exchange contracts carried at fair value.

NEW ACCOUNTING STANDARDS

         In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") 133, "Accounting for Derivative Instruments and Hedging

Activities". The standard, which must be applied prospectively, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The only derivatives held by the company are forward exchange contracts. The new standard is effective September 1, 2000 and will be applied prospectively, as required. On September 1, 2000, the company hedged certain firm sales commitments with forward exchange contracts, as disclosed in note 19. The impact of adopting the standard related to these derivatives will not be material. The other derivatives currently disclosed in note 19 do not qualify as hedging instruments and the method of accounting for these derivatives will not change as a result of the application of SFAS 133.

         On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition". SAB 101, as amended by SAB101B, is effective no later than the fourth fiscal quarter of the first fiscal year beginning after December 15, 1999. The implementation of this SAB is not expected to have any material effect on the company's financial statements or revenue recognition policy in future years.

         In March 2000, the Financial Accounting Standards Board issued Interpretation 44 "Accounting for Certain Transactions Including Stock Compensation", an interpretation of APB 25, which provides guidance on applying APB 25 for certain stock compensation issues. FIN 44 is effective since July 4, 2000. The implementation of this FIN did not have any effect on the company's financial statements.

RECONCILIATION OF NET EARNINGS TO CONFORM WITH U.S. GAAP

         The following summary sets out the material adjustments to the company's reported net earnings and net earnings per share which would be made to conform with U.S. GAAP.

                                                                            YEARS ENDED AUGUST 31,
                                                                        -------------------------------
                                                                         1998        1999       2000
                                                                         ----        ----       ----
Net earnings for the year in accordance with Canadian
  GAAP...........................................................       $ 4,501     $ 5,814    $ 9,924
Non-cash stock-based compensation costs related to stock
  purchase plan*.................................................            --         (10)      (538)
Non-cash stock-based compensation costs related to stock
  option plan under variable accounting*.........................            --          --     (1,464)
Change in reporting currency.....................................           178         (44)        --
Unrealized gains (losses) on forward exchange contracts..........          (208)        208         --
Future income taxes on forward exchange contracts................            67         (67)        --
                                                                        -------     -------    -------
Net earnings for the year in accordance with U.S. GAAP...........         4,538       5,901      7,922
Other comprehensive income (loss)
  Foreign currency translation adjustments.......................        (1,350)        606      1,555
   Unrealized holding gains on short-term investments, net of related income taxes of $23,000 in 1999 and nil in
  2000...........................................................            --          36          1
                                                                        -------     -------          -
Comprehensive income.............................................       $ 3,188     $ 6,543    $ 9,478
                                                                        =======     =======    =======
Basic and diluted net earnings per share in accordance
  with U.S. GAAP.................................................       $  0.12     $  0.15    $  0.20

         ----------

         * Required under APB 25

         Earnings available to common shareholders is reconciled as follows:

                                                      YEARS ENDED AUGUST 31,
                                                    --------------------------
                                                     1998      1999      2000
                                                     ----      ----      ----
Net earnings for the year....................       $4,538    $5,901    $7,922
Dividend on Class C share....................           --     (333)        --
                                                    -------   ------    ------
Earnings available to common shareholders....       $4,538    $5,568    $7,922
                                                    ======    ======    ======

         The diluted weighted average number of common shares outstanding calculated according to U.S. GAAP is as follows:

                                                      YEARS ENDED AUGUST 31,
                                                    --------------------------
                                                     1998      1999      2000
                                                     ----      ----      ----
Weighted average number of common shares
  outstanding--
  Basic (000's)..............................       38,000    38,001    39,951
Conversion of preferred shares Series 1......           --        --        26
Exercise of stock options....................           --        --       109
                                                    ------    ------    ------
Weighted average number of common shares
  outstanding--
  Diluted (000's)............................       38,000    38,001    40,086
                                                    ======    ======    ======

         The number of common shares issuable upon the assumed conversion of the preferred shares Series 1 has been determined by dividing the paid-in value of the preferred shares Series 1 (previously Class G shares) by the market value of the former Class A shares as at February 4, 2000 (the date the Class G shares were issued), or $18.00 per Class A share, weighted from the date of issuance of the Class G shares to the end of the year.

         As a result of the above adjustments to net earnings, differences with respect to the shareholders' equity under U.S. GAAP are as follows:

SHARE CAPITAL

                                                              AS AT AUGUST 31,
                                                            -------------------
                                                              1999       2000
                                                              ----       ----
Share capital in accordance with Canadian GAAP.........     $   87    $ 198,459
Stock-based compensation costs related to stock
  purchase plan
  Current year.........................................         10          538
   Cumulative effect of prior years....................         --           10
                                                            ------    ---------
Share capital in accordance with U.S. GAAP.............     $   97    $ 199,007

OTHER CAPITAL

                                                              AS AT AUGUST 31,
                                                            -------------------
                                                              1999       2000
                                                              ----       ----

Other capital in accordance with Canadian GAAP....          $   --     $   --
Stock-based compensation costs related to stock
  option plan under variable accounting...........              --      1,464
                                                            ------     ------
Other capital in accordance with U.S. GAAP........          $   --     $1,464
                                                            ======     ======

RETAINED EARNINGS

                                                              AS AT AUGUST 31,
                                                            -------------------
                                                              1999       2000
                                                              ----       ----
Retained earnings in accordance
  with Canadian GAAP..............................          $14,592    $ 6,980
Stock-based compensation costs ...................              (10)    (2,002)

Current year......................................
   Cumulative effect of prior years                              --        (10)
Change in reporting currency
   Current year
      Net earnings................................              (44)
      Dividends...................................               24
   Cumulative effect of prior years...............            1,036      1,016
                                                            -------    -------
Retained earnings in accordance with U.S. GAAP....          $15,598    $ 5,984
                                                            =======    =======

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                              YEARS ENDED
                                                               AUGUST 31,
                                                            -----------------
                                                            1999        2000
                                                            ----        ----
Foreign currency translation adjustments
   Balance-- Beginning of year....................      $ (1,622)    $ (1,016)
   Change during the year.........................           606        1,555
                                                        --------     --------
   Balance-- End of year..........................        (1,016)         539
                                                        --------     --------
Unrealized holding gains on short-term investments,
 net of income taxes                                          --           36
   Balance -- Beginning of year
   Unrealized gains arising during the year, net of
     related income taxes of $23,000 in 1999 and 2000.        36           37
   Reclassification adjustment for amounts included
     in net earnings, net of related income taxes of
     $23,000 .....................................            --          (36)
                                                        --------     --------
   Balance-- End of year..........................            36           37
                                                        --------     --------
Accumulated other comprehensive income (loss).....      $   (980)    $    576
                                                        ========     ========

         Following are condensed statements of earnings for the years ended August 31, 1998, 1999 and 2000 and condensed balance sheets as at August 31, 1999 and 2000 prepared under U.S. GAAP:

                                                     YEARS ENDED AUGUST 31,
                                                  ----------------------------
                                                  1998        1999     2000
                                                  ----        ----     ----
STATEMENTS OF EARNINGS
Sales...................................         $32,853    $41,858   $71,639
Cost of sales...........................          11,793     14,889    24,712
                                                  ------    -------   -------
Gross margin............................          21,060     26,969    46,927
Total operating expenses................          14,105     18,367    34,503(1)
                                                  ------    -------   -------
Earnings from operations................           6,955      8,602    12,424
                                                  =====     =======   =======
Net earnings for the year...............          $4,538    $ 5,901   $ 7,922
                                                  ======    =======   =======

(1)  includes the non-cash stock compensation costs totaling $2,002,000.

                                                              AS AT AUGUST 31,
                                                            -------------------
                                                              1999        2000
                                                              ----        ----
BALANCE SHEETS
Current assets
  Cash and cash equivalents........................       $   423     $    729
   Available-for-sale securities...................         1,430      162,719
   Accounts receivable.............................         9,895       21,062
   Inventories.....................................         7,591       18,868
   Other current assets............................           856        1,307
   Future income taxes.............................            --          972
                                                          -------     --------
                                                           20,195      205,657
Capital assets.....................................         2,639        8,694
Goodwill and other assets..........................            65        2,320
Future income taxes................................            --        3,089
                                                          -------     --------
                                                          $22,899     $219,760
                                                          =======     ========
Current liabilities
  Bank advances....................................       $    --     $     10
   Accounts payable and accrued liabilities........         5,523       10,353
   Other current liabilities.......................         1,891        1,090
                                                          -------     --------
                                                            7,414       11,453
Long-term liabilities..............................           770        1,276
                                                          -------     --------
                                                            8,184       12,729
Shareholders' equity
  Share capital....................................            97      199,007
   Other capital...................................            --        1,464
   Accumulated other comprehensive income (loss)...          (980)         576
   Retained earnings...............................        15,598        5,984
                                                          -------     --------
                                                           14,715      207,031
                                                          -------     --------
                                                          $22,899     $219,760
                                                          =======     ========

STATEMENT OF CASH FLOWS

         Under Canadian GAAP, the statements of cash flows, which have been prepared on a basis consistent with International Accounting Standards, for the years ended August 31, 1998 and 1999 were translated into U.S. dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, the historical exchange rates on the dates of the cash flow activities would be used. Following are summary statements of cash flows under U.S. GAAP:

                                                                  YEARS ENDED
                                                                  AT AUGUST 31,
                                                                ----------------
                                                                 1998      1999
                                                                 ----      ----
Operating activities........................................   $  3,278  $3,633
Financing activities........................................       (273) (3,261)
Investing activities........................................     (2,061) (1,206)
                                                               --------  ------
Change in cash and cash equivalents.........................        944    (834)
Effect of foreign exchange rate changes on cash and cash
  equivalents...............................................       (124)     56
Cash and cash equivalents
  --Beginning of year.......................................        381   1,201
                                                               --------  ------
Cash and cash equivalents
  --End of year.............................................   $  1,201  $  423
                                                               ========  ======

         For the year ended August 31, 2000, there are no material differences between the statement of cash flows under Canadian GAAP as compared to U.S. GAAP.

ACCOUNTING FOR STOCK-BASED COMPENSATION

         Under U.S. GAAP, the company has elected to measure compensation cost related to awards of stock options using the intrinsic value method of accounting. In this instance, however, under SFAS 123, Accounting for Stock-Based Compensation, the company is required to make pro forma disclosures of net earnings, basic net earnings per share and diluted net earnings per share as if the fair value based method of accounting had been applied.

         The fair value of options granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions: a risk-free interest rate of 6.04%, an expected volatility of 75%, dividends of nil and a weighted average expected life of 32 months. The weighted average grant-date fair value of options granted during the year was $13.

         The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         If the fair value based method had been used to account for stock-based compensation costs related to stock options issued to employees, directors and executive officers, the net earnings and related net earnings per share figures under U.S. GAAP would be as follows:

                                                                   YEAR ENDED
                                                                 ---------------
                                                                 AUGUST 31, 2000
                                                                 ---------------
Pro forma net earnings for the year.........................              $8,939
Pro forma basic and diluted net earnings per share..........               $0.22

21.      SUBSEQUENT EVENTS

         On December 20, 2000, the company acquired a 100% interest in Burleigh Instruments, Inc. ("Burleigh"), a manufacturer of precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration value at US$186,809,000. The consideration paid consisted of US$40 million in cash and the issuance of 6,488,816 subordinate voting shares for an amount of US$146,809,000. This acquisition will be accounted for using the purchase method.

         Under U.S. GAAP, the value of shares issued upon a business combination should be determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

         In view of this standard, the measurement date occurred on December 14, 2000, the date on which all significant terms of the agreement were known. The average market price of the shares a few days before and after that date was US$31.09. Considering the number of shares to be issued, the total consideration for U.S. GAAP purposes amounts to US$241,737,000.

         Furthermore, the company established a restricted stock award plan for employees of Burleigh. A total of 360,000 subordinate voting shares will be granted under that plan with an exercise price of nil. Shares granted under the plan will vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

         Under U.S. GAAP, compensation costs related to the restricted stock award plan will be measured as the difference between the fair value of the awarded stock and the exercise price which is nil. As at December 20, 2000, the balance of deferred stock-based compensation amounted to US$8,145,000 and will be recognized over the vesting period.

         Under Canadian GAAP, no compensation cost will be recognized for this stock-based compensation plan.

         (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20 -F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                   EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                   By:  /s/  Germain Lamonde
                                        ---------------------------------------
                                   Name:     Germain Lamonde
                                   Title:    Chairman of the Board, President
                                             and Chief Executive Officer

                                INDEX TO EXHIBITS

     NUMBER                             EXHIBIT
---------------   --------------------------------------------------------------
      1.1         Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on
                  Form F-1, File No. 38956).
      1.2         By-laws of EXFO (incorporated by reference to Exhibit 3.2 of
                  EXFO's Registration Statement on Form F-1, File No. 38956).
      1.3         Amended and Restated Articles of Incorporation. of EXFO.
      2.1         Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on
                  Form F-1, File No. 38956).
      2.2         Form of Registration Rights Agreement between EXFO and Germain
                  Lamonde dated July 6, 2000 ) (incorporated by reference to
                  Exhibit 10.13 of EXFO's Registration Statement on Form F-1,
                  File No. 333-38956).
      3.1         Form of Trust Agreement among EXFO, Germain Lamonde, GEXFO
                  Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. (incorporated by reference to Exhibit 4.2 of EXFO's Registration Statement on Form F-1, File No. 333-38956).
      4.1         Agreement of Merger and Plan of Reorganization, dated as of
                  November 4, 2000, by and among EXFO, EXFO Sub, Inc., Burleigh
                  Instruments, Inc., Robert G. Klimasewki, William G. May, Jr.,
                  David J. Farrell and William S. Gornall
      4.2         Amendment No. 1 to Agreement of Merger and Plan of Agreement,
                  dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., Burleigh Instruments, Inc., Robert G. Klimasewski,
                  William G. May, Jr., David J. Farrell and William S. Gornall.
      4.3         Offer to purchase shares of Nortech Fibronic Inc., dated
                  February 6, 2000 among EXFO, Claude Adrien Noel, 9086-9314
                  Quebec inc., Michel Bedard, Christine Bergeron and Societe en
                  Commandite Capidem Quebec Enr. and Certificate of Closing, dated February 7, 2000 among the same parties (including summary in English) (incorporated by reference to Exhibit 10.2 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.4         Offer to acquire a building, dated February 23, 2000, between
                  EXFO and Groupe Mirabau inc. and as accepted by Groupe Mirabau inc. on February 24, 2000 (including summary in English)
                  (incorporated by reference to Exhibit 10.3 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.5         Lease Agreement, dated December 1, 1996, between EXFO and
                  GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.4 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.6         Lease Agreement, dated March 1, 1996, between EXFO and GEXFO
                  Investissements Technologiques inc., as assigned to 9080-9823
                  Quebec inc. on September 1, 1999 (including summary in
                  English) (incorporated by reference to Exhibit10.5 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.7         Loan Agreement between EXFO and GEXFO Investissements
                  Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.9 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.8         Resolution of the board of directors of EXFO, dated September
                  1, 1999, authorizing EXFO to acquire GEXFO Distribution
                  Internationale inc. from GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.10 of EXFO's Registration Statement on Form F-1,
                  File No. 333-38956).
      4.9         Form of Promissory Note of EXFO issued to GEXFO
                  Investissements Technologiques inc. dated June 27, 2000 )
                  (incorporated by reference to Exhibit 10.12 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.10        Credit Agreement, dated July 6, 1995, among EXFO, National
                  Bank of Canada and Banque Nationale de Paris(Canada), as amended on December 22, 1999 and on March 28, 2000 (including summary in English) (incorporated by reference to Exhibit 10.1 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.11        Term Loan Offer, dated March 28, 2000, among EXFO and National
                  Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit
                  10.11 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.12        Sale Agreement, dated September 1, 1999, between EXFO and
                  GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.14 of EXFO's Registration Statement on Form F-1, File No.
                  333-38956).
      4.13        Purchase Agreement to acquire a building dated June 7, 2000, between EXFO and Groupe Mirabau inc. (incorporated by reference to Exhibit 10.16 of EXFO's Registration Statement on
                  Form F-1, File No. 333-38956).
      4.14        Employment Agreement of Germain Lamonde dated May 29, 2000
                  (incorporated by reference to Exhibit 10.15 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.15        Employment Agreement of Mario Larose dated as of May 30, 2000.
      4.16        First Amending Agreement to Employment Agreement of Mario
                  Larose dated as of September 1, 2000.
      4.17        Deferred Profit Sharing Plan, dated September 1, 1998
                  (incorporated by reference to Exhibit 10.6 of EXFO's
                  Registration Statement on Form F-1, File No. 333-38956).
      4.18        Stock Option Plan, dated May 25, 2000 (incorporated by
                  Reference to Exhibit 10.7 of EXFO's Registration Statement on
                  Form F-1, File No. 333-38956).
      4.19        Share Plan, dated April 3, 2000 (incorporated by reference to
                  Exhibit 10.8 of EXFO's Registration Statement on Form F-1,
                  File No. 333-38956).
      4.20        Directors' Compensation Plan (incorporated by reference to
                  Exhibit 10.17 of EXFO's Registration Statement on Form F-1,
                  File No. 333-38956).
      4.21        Restricted Stock Award Plan, dated December 20, 2000.
      8.1         Subsidiaries of EXFO (included on page 34 of this Annual
                  Report).

         (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

                                TABLE OF CONTENTS
                                                                            Page

PART I. ...................................................................... 1
-------

   Item 1.      Identity of Directors, Senior Management and Advisors......... 1

   Item 2.      Offer Statistics and Expected Timetable....................... 1

   Item 3.      Key Information............................................... 1

   Item 4.      Information on the Company................................... 14

   Item 5.      Operating and Financial Review and Prospects................. 36

   Item 6.      Directors, Senior Management and Employees................... 44

   Item 7.      Major Shareholders and Related Party Transactions............ 55

   Item 8.      Financial Information........................................ 59

   Item 9.      The Offer and Listing........................................ 59

   Item 10.     Additional Information....................................... 59

   Item 11.     Qualitative and Quantitative Disclosures about Risk.......... 69

   Item 12.     Description of Securities Other than Equity Securities....... 70

PART II.        ............................................................. 70
--------

   Item 13.     Defaults, Dividends Arrearages and Delinquencies............. 70

   Item 14.     Material Modifications to the Rights of Security Holders
                and Use of Proceeds ......................................... 70

   Item 15.     [Reserved]................................................... 70

   Item 16.     [Reserved]................................................... 70

PART III.       ............................................................. 71
---------

   Item 17.     Financial Statements......................................... 71

   Item 18.     Financial Statements......................................... 71

   Item 19.     Exhibits..................................................... 71