Form 20-F
period 2001-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2002-01-18
CIK 1116284

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or

         [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended August 31, 2001

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

                                      None

As of December 31, 2001, the registrant had 23,525,810 Subordinate Voting Shares outstanding.

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

                             Item 17 [_] Item 18 [X]

                                TABLE OF CONTENTS
                                                                            Page

PART I.         ...............................................................1
-------
   Item 1.      Identity of Directors, Senior Management and Advisors..........1

   Item 2.      Offer Statistics and Expected Timetable........................1

   Item 3.      Key Information................................................1

   Item 4.      Information on the Company....................................16

   Item 5.      Operating and Financial Review and Prospects..................38

   Item 6.      Directors, Senior Management and Employees....................52

   Item 7.      Major Shareholders and Related Party Transactions.............68

   Item 8.      Financial Information.........................................70

   Item 9.      The Offer and Listing.........................................71

   Item 10.     Additional Information........................................71

   Item 11.     Qualitative and Quantitative Disclosures about Risk...........81

   Item 12.     Description of Securities Other than Equity Securities........82

PART II.        ..............................................................82
--------
   Item 13.     Defaults, Dividends Arrearages and Delinquencies..............82

   Item 14.     Material Modifications to the Rights of Security
                Holders and Use of Proceeds...................................82

   Item 15.     [Reserved]....................................................82

   Item 16.     [Reserved]....................................................82

PART III.       ..............................................................82
---------
   Item 17.     Financial Statements..........................................82

   Item 18.     Financial Statements..........................................82

   Item 19.     Exhibits......................................................83

                                     PART I.
                                     -------


ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable


ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable


ITEM 3.           KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The consolidated balance sheet data as at August 31, 1997 is derived from our unaudited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for the years ended August 31, 1997 and 1998 and the consolidated balance sheets data as at August 31, 1998 and 1999 are derived from our audited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for each of the three years ended August 31, 1999, 2000 and 2001 and the consolidated balance sheets data as at August 31, 2000 and 2001 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent auditors, that are included elsewhere in this annual report.

         Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP in regard to our consolidated financial statements, see note 19 to our consolidated financial statements. The historical results below are not necessarily indicative of the results to be expected for any future period.

         The selected financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report, and "Item 5. Operating and Financial Review and Prospects" of this annual report.

                                                                             YEARS ENDED AUGUST 31,
                                                          -------------------------------------------------------------
                                                                1997        1998        1999        2000        2001
                                                                ----        ----        ----        ----        ----
                                                          (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales...............................................       $  24,475   $  31,605   $  42,166   $  71,639   $ 146,013
Cost of sales.......................................           9,652      11,345      14,998      24,712      54,946
                                                           ---------   ---------   ---------   ---------   ---------
Gross margin........................................          14,823      20,260      27,168      46,927      91,067
                                                           ---------   ---------   ---------   ---------   ---------
Operating expenses
Selling and administrative..........................           7,827       9,898      13,279      24,304      46,236
Net research and development........................           1,592       3,014       4,315       6,402      13,601
Amortization of property, plant and equipment.......             465         609         857       1,451       3,559
Amortization of intangible assets...................              14          48          41          47       9,876
Non-recurring expenses..............................              --          --          --          --       3,288
                                                           ---------   ---------   ---------   ---------   ---------
Total operating expenses............................           9,898      13,569      18,492      32,204      76,560
                                                           ---------   ---------   ---------   ---------   ---------
Earnings from operations............................           4,925       6,691       8,676      14,723      14,507
Interest income  (expense)-- net....................             (89)         40         136       1,480       6,098
Foreign exchange gain (loss) .......................            (184)        126        (506)       (684)      3,327
                                                           ---------   ---------   ---------   ---------   ---------
Earnings before income taxes and
      amortization of goodwill .....................           4,652       6,857       8,306      15,519      23,932
Income taxes........................................           1,582       2,356       2,492       5,298       8,150
                                                           ---------   ---------   ---------   ---------   ---------
Earnings before amortization of goodwill............           3,070       4,501       5,814      10,221      15,782
Amortization of goodwill............................       $      --   $      --   $      --   $     297   $  31,076
                                                           ---------   ---------   ---------   ---------   ---------
Net earnings (loss) for the year....................       $   3,070   $   4,501   $   5,814   $   9,924   $ (15,294)
                                                           ---------   ---------   ---------   ---------   ---------
Basic and diluted net earnings (loss) per share.....       $    0.08   $    0.12   $    0.14   $    0.25   $   (0.29)
Basic weighted average number of shares used in per
      share calculations............................          38,000      38,000      38,001      39,951      53,014
OTHER FINANCIAL DATA:
Gross research and development......................       $   2,753   $   4,406   $   6,390   $   9,374   $  17,601
Net research and development........................       $   1,592   $   3,014   $   4,315   $   6,402   $  13,601
Dividends per share
      Class "A" shares..............................       $      --   $      --   $    0.08   $    0.45   $      --
      Class "C" share...............................       $      --   $      --   $     340   $     --    $      --
      Class "E" shares..............................       $   0.005   $   0.005   $      --   $     --    $      --
      Class "F" shares..............................       $      --   $      --   $      --   $    0.45   $      --
AMOUNTS UNDER U.S. GAAP
Sales...............................................       $  26,752   $  32,853   $  41,858   $  71,639   $ 146,013
Net earnings (loss) for the year....................       $   3,356   $   4,538   $   5,901   $   7,922   $ (29,478)
Basic and diluted net earnings (loss) per share.....       $    0.09   $    0.12   $    0.15   $    0.20   $   (0.56)
Basic weighted average number of shares used in per
share calculations..................................          38,000      38,000      38,001      39,951   53,014
Dividends per share
      Class "A" shares..............................       $      --   $      --   $    0.08   $    0.45   $     --
      Class "C" share...............................       $      --   $      --   $     333   $      --   $     --
      Class "E" shares..............................       $   0.006   $   0.005   $      --   $      --   $     --
      Class "F" shares..............................       $      --   $      --   $      --   $    0.45   $     --

                                                                                AS AT AUGUST 31,
                                                          -------------------------------------------------------------
                                                                1997        1998        1999        2000        2001
                                                                ----        ----        ----        ----        ----
                                                                          (IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash and cash equivalents...........................       $     354   $   1,262   $     423   $     729   $   7,729
Working capital (1) ................................           5,973       9,797      12,745     194,167     130,289
Total assets........................................          13,238      17,643      22,840     219,723     442,577
Long-term debt (excluding current portion) .........              20          --          --          16         664
Shareholders' equity................................       $   7,644   $  12,045   $  14,679   $ 206,994   $ 414,805
AMOUNTS UNDER U.S. GAAP
Cash and cash equivalents...........................       $      --   $   1,201   $     423   $     729   $   7,729
Working capital (2) ................................              --       9,179      12,781     194,204     129,987
Total assets........................................              --      16,785      22,899     219,760     499,436
Long-term debt (excluding current portion) .........              --          --          --          --         664
Shareholders' equity................................       $      --   $  11,318   $  14,715   $ 207,031   $ 471,117

------------------------
(1) Includes 19,000,000 mandatorily redeemable preferred shares with a nominal carrying value as at August 31, 1997 and 1998 and 800,000 mandatorily redeemable preferred shares with a carrying value of $543,000 as at August 31, 2000.
(2) Includes 19,000,000 mandatorily redeemable preferred shares, with a nominal carrying value as at August 31, 1998 and 800,000 mandatorily redeemable preferred shares with a carrying value of $543,000 as at August 31, 2000.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable

D.       RISK FACTORS

         RISKS RELATED TO OUR INDUSTRY AND BUSINESS

IF THE DOWNTURN IN THE TELECOMMUNICATIONS INDUSTRY PERSISTS OR WORSENS, DEMAND FOR OUR PRODUCTS WILL CONTINUE TO DROP AND, AS A RESULT, IT COULD CONTINUE TO HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Due to the downturn in the telecommunications industry and the uncertainty following the tragic events of September 11, 2001, several telecommunications carriers lowered their spending for network installations. Optical equipment manufacturers, in turn, were affected by the downturn and the subsequent buildup of inventories. These market forces on our customers contributed to a significant decline in our sales. If the downturn persists or worsens, demand for our products will drop and, as a result, it could have a material adverse effect on our business, results of operations and financial condition.

WE HAVE ADOPTED MEASURES AND MAY CONTINUE TO ADOPT MEASURES THAT ALIGN OUR COST STRUCTURE TO CHALLENGING MARKET CONDITIONS. IF THE CHALLENGING MARKET CONDITIONS ARE PROLONGED, IT COULD HAVE MATERIAL ADVERSE LONG-TERM EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We have been forced to re-align our cost structure to market conditions twice during the past year. On June 27, 2001, we announced the reduction of non-customer-related expenses, postponement of plans to build a new facility in the Quebec Metro High-Tech Park, termination of non-core operations at a subsidiary that specialized in manufacturing fiber-optic temperature sensors, and reduction of our workforce by 15%. On December 5, 2001, we announced the lowering of our operating expenses, freeze in employee salaries, and reduction of our workforce by 10%. These and, if needed, subsequent measures could have material adverse long-term effects on our business, results of operations and financial condition if we deplete our pool of highly qualified personnel; if we are unable to sustain research and development efforts for the launch of new products; if we are unable to meet the needs of our customers; and if we are not prepared to ramp up manufacturing when market conditions improve. In addition, if we fail to adopt and implement adequate and pertinent measures on a timely basis to align our cost structure to challenging market conditions, it could have a material adverse long-term effects on our business, results of operations and financial condition.

WE EXPECT THE PRICE OF OUR EXISTING PRODUCTS TO DECLINE AND IF WE DO NOT REDUCE OUR MANUFACTURING COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER MARGINS, OUR GROSS MARGINS WILL DECLINE AND WE COULD INCUR LOSSES.

         Reduced demand for fiber-optic test, measurement and automation equipment, in addition to competitiveness in our industry will likely result in the decline of prices for fiber-optic test, measurement and automation equipment. These price declines result from factors such as:

         o        increased competition for business;
         o        reduced demand;
         o        a limited number of potential customers;
         o competition from companies with lower labor and production costs;
         o        introduction of new products by competitors;
         o        greater economies of scale for higher-volume competitors; and
         o        resale of used equipment.

         As prices of our existing products are expected to decline, we may have to increase our unit volume sold in order to maintain our existing sales level. Our increased production capacity results in an increase in fixed costs. As a result, we will have to increase the level of sales to maintain operating margins. If we are unable to increase the level of sales, continuously reduce our manufacturing costs or introduce new products with higher margins, our gross margins would decline.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF OUR FUTURE PERFORMANCE.

         Our sales and operating results have fluctuated from quarter to quarter in the past and may fluctuate significantly in the future. In addition, our revenue and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill the orders received. Our operating expenses, which include research and development, and selling and administrative expenses, are relatively fixed in the short term. If our revenue is lower than we expect because we sell fewer products than we anticipate or if there is a delay in the release of new products, we may not be able to quickly reduce our operating expenses in response. Factors that could affect the amount and timing of our revenue, and cause quarterly fluctuations in our operating results include:

         o the length of our product sales cycle for certain products, especially those that are higher priced and more complex;
         o the timing of introduction and market acceptance of new products by us, our competitors or our suppliers;
         o our ability to sustain product volumes and high levels of quality across all product lines;
         o        the timing of shipments for large orders; and
         o        the effect of potential seasonality in sales.

         Our operating results could also be affected by the following factors, some of which we have little or no control over:

         o demand for fiber-optic test, measurement and automation equipment;
         o changes in the capital budgets of our customers, which may cause seasonal or other fluctuations in the product mix, volume, timing and number of orders we receive from our customers;
         o        difficulties in collecting accounts receivable;
         o the level of used test, measurement and automation equipment available for resale;
         o        restructuring charges; and
         o        general economic conditions.

         Due to these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

IF THE SUPPLY OF HIGH-BANDWIDTH TRANSMISSION NETWORKS SHOULD CONTINUE TO SURPASS DEMAND, OR IF OPTICAL FIBER IS REPLACED BY ANOTHER MEDIUM AS THE PRIMARY SOLUTION FOR BANDWIDTH-INTENSIVE APPLICATIONS, WE COULD EXPERIENCE A SIGNIFICANT LONG-TERM LOSS OF SALES.

         Fiber-optic deployment and network capacity increases have slowed during recent months which has affected optical component and network equipment manufacturers and operators causing reduced demand for fiber-optic test, measurement and automation equipment. If such reduced demand should continue over the mid or long term, or if optical fiber is replaced by a higher performance medium, this could have a material adverse effect on our business, financial condition and results of operations.

IF CUSTOMERS FAIL TO MEET THEIR FINANCIAL COMMITMENTS TO US, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The telecommunications industry is undergoing challenging times. Some companies are shutting down their operations or going bankrupt. On occasion, we have had customers who failed to meet their financial commitments to us. We attempt to reduce the possibility of large outstanding bills remaining unpaid by carrying out credit checks on customers and by having a diversified customer base. For example, no customer represented more than 6.4% of our sales in fiscal 2001. However, there is no assurance that such measures will reduce or eliminate our exposure to customer credits risks. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

AS OUR CUSTOMERS CONSOLIDATE OR ENCOUNTER FINANCIAL DIFFICULTIES, THEY MAY REDUCE OR HALT PURCHASES OF OUR PRODUCTS, WHICH WOULD CAUSE OUR SALES TO DECLINE.

         Consolidation in the telecommunications industry could reduce the number of customers to whom our products could be sold. Some of our customers have been subject to consolidation or are encountering financial difficulty and are reducing their orders, renegotiating pricing and obtaining products from a source other than us, which cause our sales to decline. In addition, as a result, some of our manufacturer customers may discontinue their relationships with us.

WE DEVOTE CONSIDERABLE TIME AND RESOURCES TO SECURING NEW CUSTOMERS AND IMPROVING SALES TO EXISTING CUSTOMERS. IF WE ARE UNSUCCESSFUL, OUR FUTURE OPERATING RESULTS MAY SUFFER.

         The long sales cycle for some of our products may cause our sales and operating results to vary significantly from period to period. The period of time between our initial contact with a customer and the receipt of a purchase order may span a year or more. In addition, customers perform and require us to perform, extensive product evaluation and testing of new instruments before purchasing them. If we are unable to satisfy customer demands, considerable resources would have been expended without deriving corresponding sales.

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

IF WE FAIL TO PREDICT OUR SUPPLY REQUIREMENTS ACCURATELY, WE WILL HAVE EXCESS INVENTORY OR INSUFFICIENT INVENTORY, EITHER OF WHICH COULD CAUSE US TO INCUR ADDITIONAL COSTS, EXPERIENCE MANUFACTURING DELAYS OR INVENTORY OBSOLESCENCE.

         We provide forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, we may have excess inventory, which could increase our costs and harm our relationships with our suppliers due to reduced future orders or increase the risk of inventory obsolescence for which eventual write-offs may become necessary. If we underestimate our requirements, we may have an inadequate inventory of parts. Inadequate inventory could interrupt manufacturing of our products and result in delays in shipments. In addition, lead times for materials and parts that we order may be long and depend on factors such as the procedures of, or supply terms with, a specific supplier and demand for each part at a given time.

WE DEPEND ON A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         We depend on a limited number of suppliers for some of the parts used to manufacture our products. All our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in delivery problems and reduced control over product pricing and quality. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. The process of qualifying a new contract manufacturer for complex products, designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we sought to change manufacturers in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of and willing to meet our needs on terms that we would find acceptable.

WE MUST CONTINUE TO OVERCOME SIGNIFICANT AND INCREASING COMPETITION IN OUR INDUSTRY IN ORDER TO GAIN MARKET SHARE AND INCREASE OUR PRODUCTIVITY.

         The market for fiber-optic test, measurement and automation equipment is rapidly evolving and is marked by intense competition and technical innovations. We expect the pace of change to accelerate in the future. We also expect new competitors to emerge or current competitors to consolidate as the market for fiber-optic test, measurement and automation equipment evolves in response to technical innovations and economic conditions. Both of these factors could intensify the competitive pressures that we face.

         Some of our current and potential competitors are global electronic test and measurement manufacturers who complement their broad range of products with fiber-optic test, measurement and monitoring equipment. Competitors, such as Acterna Corporation, Agilent Technologies Inc., ANDO Corporation, Anritsu Corporation, GN Nettest, Newport Corporation and Tektronix, Inc. may have greater financial, technical and marketing resources. Consequently, these competitors may be able to devote greater resources to the development, marketing, sale and support of their products. They may also be better positioned than we are to acquire companies and new technologies that may displace our products or make them obsolete.

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

OUR PRODUCTS MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY REQUIREMENTS THAT COULD INCREASE OUR COSTS AND REDUCE OUR MARKET SHARE.

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

WE CANNOT ASSURE THAT WE WILL SUCCESSFULLY INTEGRATE THE BUSINESSES, PRODUCTS, TECHNOLOGIES OR PERSONNEL OF OUR RECENT AND FUTURE ACQUISITIONS, WHICH MAY HARM OUR BUSINESS.

         For our past and future transaction to be successful, we must appropriately integrate the businesses, products, technologies and personnel of Burleigh Instruments, Inc. ("Burleigh"), EXFO Photonic Solutions Inc. ("EXFO Photonic", formerly EFOS Inc.) and EXFO Protocol Inc. ("EXFO Protocol", formerly Avantas Networks Corporation), and those of any future acquisitions, with our own business, products, technologies and personnel in a manner that anticipates or responds to new technological developments and customer requirements on a timely basis. In addition, we must coordinate the operations and technologies of newly acquired companies with our own operations and technologies and manage geographically dispersed operations. Integration requires the dedication of management resources that may distract their attention from our day-to-day business and operations. If we fail to integrate the companies quickly and efficiently, we may not be able to realize the benefits we expect from these transactions and there could be a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO MAKE THE NECESSARY ACQUISITIONS NEEDED FOR THE DEVELOPMENT OF OUR BUSINESS AND ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

         We intend to seek acquisitions of businesses, products and technologies that are complementary to ours. There can be no assurance that we will ultimately make any such acquisition. The consolidation of our competitors may improve their capacity to acquire the same businesses, products and technologies that we wish to acquire.

         We have made strategic acquisitions, such as our acquisitions of Nortech Fibronic Inc. ("Nortech"), Burleigh, EXFO Photonic and EXFO Protocol. We anticipate that in the future, as part of our business strategy, we will continue to make strategic acquisitions of complementary companies, products and technologies. In the event of any future acquisition, we could:

         o issue shares that would dilute individual shareholder percentage ownership;
         o        incur debt;
         o        assume liabilities and commitments;
         o incur expenses related to in-process research and development and amortization of other intangible assets; or

         o incur significant impairment losses of goodwill related to such acquisitions.

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

         During the fiscal year ended August 31, 2001, our subsidiary Nortech Fibronic Inc., acquired in February 2000, shut down its business operations. Though the impact of this closure is not significant, we cannot assure that we will be able to successfully integrate the other businesses, products, technologies or personnel acquired or that we might acquire in the future, and further divestitures or closures could be necessary which may harm our business.

WE MAY BE SUBJECT TO CERTAIN LIABILITIES ASSUMED IN CONNECTION WITH OUR ACQUISITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

         We conduct due diligence in connection with our acquisitions and incorporate indemnification provisions in our acquisition agreements. To the extent that prior owners of any acquired businesses failed to comply with or otherwise violated applicable laws, we may be financially responsible for these violations or otherwise be adversely affected. The discovery of any material liabilities after the closing of the transaction could have a material adverse effect on our financial condition and results of operations. In connection with our acquisition of Burleigh, EXFO Photonic and EXFO Protocol and the acquisition by Burleigh Automation Inc. of the assets of Vanguard Technical Solutions, Inc. ("Vanguard"), there may be liabilities that we failed to discover at the time of the acquisition or that we inadequately assessed in our due diligence efforts.

IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY, THE GROWTH OF OUR BUSINESS MAY BE IMPEDED AND OUR OPERATING RESULTS MAY BE AFFECTED.

         For the fiscal year ended August 31, 2001, customers outside of the United States and Canada accounted for 41.7 % of our sales and for the fifteen months ended November 30, 2001, these customers accounted for 41.8 % of our sales. We plan to increase our international sales and have opened offices in Great Britain, China, Japan, and Singapore. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

         o unexpected changes in regulatory requirements, tax rates or tariffs that make our products and services more expensive and therefore less attractive to present and potential customers;
         o challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;
         o technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
         o longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance;
         o        political and economic instability; and
         o        certification requirements.

         Any of these factors could harm our international operations and negatively affect our financial performance. The recurrence of weakness in these economies or of weakness in other foreign economies could have a significant negative effect on our future operating results.

WE RECENTLY IMPLEMENTED AN ENTERPRISE RESOURCE PLANNING (ERP) SYSTEM, AND IF THIS INFORMATION TECHNOLOGY PROJECT PROVES TO BE UNWIELDY OR IF THE SOFTWARE TOOL TURNS OUT TO BE INEFFECTIVE, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We implemented an ERP system in early December 2001 to help increase the efficiency of our operations. This required a significant investment in money, time and resources. More than 400 employees were trained on the software tool and the smooth transition from one system to another has not yet been accomplished. If this information technology project proves to be unwieldy or if the software tool turns out to be ineffective, it could have a material adverse effect on our business, results of operations and financial condition.

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

         We must provide significant training for our employee base due to the highly specialized nature of fiber-optic test, measurement and automation equipment. Our current engineering personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in fiber optics, are in high demand. Once trained, our employees may be hired by our competitors.

OUR BUSINESS STRATEGY AND OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION DEPEND ON THE CONTINUED SERVICES OF OUR SENIOR MANAGEMENT TEAM LED BY GERMAIN LAMONDE, OUR CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER. THE LOSS OF ANY MEMBER OF THE SENIOR MANAGEMENT TEAM WOULD ADVERSELY AFFECT OUR BUSINESS.

         Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer. The managerial, technical and other services of our senior management team would be difficult to replace and if we lose the services of one or more of our executive officers, or if one of them decides to join a competitor or otherwise compete directly or indirectly against us, our business would be seriously harmed. The loss of their services would jeopardize our ability to maintain our competitive position. We do not have "key person" life insurance policies covering any of our employees.

OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY ARE IMPORTANT TO THE CONTINUED SUCCESS OF OUR BUSINESS. OUR FAILURE TO PROTECT THIS PROPRIETARY TECHNOLOGY MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION.

         Our success and ability to compete depend to a significant extent on out proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 18 U.S. and 7 Canadian issued patents and have 16 U.S. and 15 Canadian patent applications pending, along with 4 patent applications pending under the Patent Cooperation Treaty. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This kind of litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology, or design around the patents that we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, distributors and third parties. However, these agreements may be breached or otherwise not effective and we may not have adequate remedies for any breach or shortfall of these agreements. In any case, others may come to know about our trade secrets through a variety of methods. In addition, the laws of some territories in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

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

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL LIABILITY. A SUCCESSFUL CLAIM EXCEEDING OUR POLICY LIMITS WILL REDUCE OUR WORKING CAPITAL, INCREASE OUR EXPENSES AND HAVE A NEGATIVE EFFECT ON OUR OPERATING RESULTS.

         Our products are designed to help telecommunications carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network reliability. The failure of our products to perform to client expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice. In addition, we may face other types of claims by third parties in relation to the conduct of our business and a successful claim against us for an amount exceeding our policy limits would force us to use our own resources to pay the claim, which could result in a reduction of our working capital available for other uses, increase our expenses and have a negative effect on our financial condition and results of operations.

WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LITIGATION THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND HARM OUR BUSINESS.

         We may from time to time become involved in various lawsuits and legal proceedings. For example, EXFO is a defendant in a putative securities class action filed in the United States District Court for the Southern District of New York. In addition, we have instituted a claim against a former employee of one of our subsidiaries, in relation to a breach of contractual confidentiality obligations. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations or financial condition.

         Any litigation to which we are subject could require significant involvement of our senior management and may divert management attention from our business and operations. For more information about current legal proceedings, see "Item 4B - Legal Proceedings".

FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR AND THE US DOLLAR AND OTHER CURRENCIES MAY ADVERSELY AFFECT OUR OPERATING MARGINS.

         The majority of our sales is denominated in US dollars. However, a large portion of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, we are exposed to fluctuations in the exchange rates between the Canadian dollar and the US dollar and other currencies. An increase in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on our operating margins.

UNEXPECTED DECLINES IN OUR RESEARCH AND DEVELOPMENT TAX CREDITS AND GRANTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         Our historical operating results reflect substantial benefits from programs sponsored by federal, provincial and state governments for the support of research and development. Research and development tax credits and grants represented 22.7 % of our gross research and development expenses for the year ended August 31, 2001 and 23.2 % for the fifteen months ended November 30, 2001.

         If unexpected changes in the laws or government policies terminate or adversely modify the Canadian and Quebec government programs, under which we receive the major part of our research and development tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development expenses will materially increase. To the extent that we increase our research and development activities outside Canada or Quebec, which could result from, among other things, future acquisitions, the increased activities may not be eligible for these programs. If we are required to decrease our research and development activities, we may be unable to compete effectively.

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

ITEM 4.           INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name and commercial name is EXFO Electro-Optical Engineering Inc. /EXFO Ingenierie Electro-Optique Inc. Our head office is located at 465 Godin Avenue, Vanier, Quebec, Canada, G1M 3G7 and our telephone number is (418) 683-0211. Our e-mail address is info@exfo.com and our Web site is www.exfo.com. Information on our Web site is not incorporated by reference in this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. This annual report contains trademarks and registered trademarks of EXFO and other companies.

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

         In February 2000, we acquired all of the shares of Nortech Fibronic Inc., a company specializing in fiber-optic testing and temperature-sensing for a total consideration of $2.8 million of which $2.1 million was paid in cash. We also issued C$800,000 (approximately $553,000) of Class "G" shares, which were converted into 800,000 preferred shares series 1 in June 2000, and a debenture of $200,000 (approximately $138,000) bearing no interest and payable on November 30, 2000. In November 2000, the former shareholders of Nortech agreed with us to make a purchase price adjustment, as a result of which we received $104,000 in cash from a portion of the purchase price previously held in escrow and reduced the purchase price for the 800,000 preferred shares series 1 from C$800,000 ($543,000) to C$544,000 ($354,000), which were purchased by us on November 30, 2000 and subsequently cancelled. In June 2001, Nortech ceased operations. The majority of its assets were sold to a third party and we acquired the remaining assets.

         In connection with and immediately prior to our initial public offering in July 2000, we modified our authorized share capital to its current status, which consists of:

         o an unlimited number of subordinate voting shares without par value;
         o an unlimited number of multiple voting shares without par value;
         o an unlimited number of preferred shares without par value, issuable in series; and proceeded with the following exchanges:
         o        the 38,000,000 Class "A" shares outstanding at that time were exchanged into 38,000,000 multiple voting shares;
         o        the 707,264 Class "F" shares outstanding at that time were exchanged into 707,264 subordinate voting shares;
         o        the 800,000 Class "G" shares outstanding at that time were exchanged into 800,000 preferred shares series 1.

         The exchange of Class "A" shares into multiple voting shares, of Class "F" shares into subordinate voting shares and of Class "G" shares into preferred shares series 1 was part of our capital reorganization completed prior to our initial public offering and did not involve any disbursement of funds.

         On July 6, 2000, we completed our initial public offering as a result of which we issued a total of 8,050,000 subordinate voting shares, including 1,050,000 subordinate voting shares pursuant to the exercise of the over-allotment by the underwriters. All the 8,050,000 subordinate voting shares were sold to the public at an offering price of $26.00.

         On December 20, 2000, we acquired all of the issued and outstanding shares of common stock of Burleigh, Burleigh Instruments GmBH and Burleigh Instruments (U.K.) Ltd. at an aggregate purchase price of approximately US$189.3 million, comprised of 6,488,816 of our subordinate voting shares and approximately US$42.5 million in cash pursuant to the terms of an Agreement of Merger and Plan of Reorganization among us, EXFO Sub, Inc. and the selling shareholders, dated November 4, 2000, as amended on December 20, 2000.

         Burleigh, which has been in operation for 30 years and had 91 employees as of December 31, 2001, has received industry recognition for its high-performance optical wavelength meters and precision positioning equipment. Its Wavemeter (R) instruments offer one of the highest wavelength measurement accuracy in the industry. These products are able to determine the absolute wavelength of a laser under test within 0.3 picometers at 1500 nm. Its Inchworm
(R) precision positioning equipment provides nanometer accuracy, which is critical for precision alignment in the optical component manufacturing process. Both of these product lines are supported by a broad proprietary intellectual property portfolio.

         In March 2001, we acquired all of the shares of EFOS Inc., a privately held company in Toronto, Canada, for a total consideration of $111 million, of which $25 million was paid in cash. We also issued 3,700,000 of our subordinate voting shares. In September 2001, the name EFOS Inc. was changed to EXFO Photonic Solutions Inc.

         EXFO Photonic, operating since 1984 and having 52 employees as of December 31, 2001, is recognized as a leader in precision light-based adhesive spot curing as well as curing process control for the global optical component manufacturing market and other non-telecom markets. Its products deliver precise doses of the appropriate spectral light into photo-sensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component manufacturing. EXFO Photonic light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio, including 11 patents and 11 patents pending.

         Also in March 2001, our wholly owned subsidiary, Burleigh Automation Inc. ("Burleigh Automation"), acquired substantially all the assets of Vanguard, a wholly owned subsidiary of DT Industries, Inc. for a purchase price of approximately $600,000 paid in cash. Vanguard, an automation equipment manufacturer in Tucson, Arizona, specializes in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which complements our acquisition of Burleigh fits with our overall strategy to provide customers with a comprehensive solution for the assembly, alignment and testing of optical components and subsystems. Since September 2001, Burleigh Automation has ceased operations and we have been in the process of transferring all material intellectual property assets and most of the physical assets of Burleigh Automation to Burleigh.

         We were forced to re-align our cost structure to market conditions twice during the past year. On June 27, 2001, we announced the reduction of non-customer-related expenses, postponement of plans to build a new facility in the Quebec Metro High-Tech Park, termination of non-core operations of Nortech, a subsidiary that specialized in manufacturing fiber-optic temperature sensors, and reduction of our workforce by 15%. On December 5, 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the reduction of our workforce by 10%.

         In November 2001, we acquired all of the shares of Avantas Networks Corporation and simultaneously changed the name of that company to EXFO Protocol Inc. ("EXFO Protocol"). We paid a total consideration of approximately $65 million (or $93 million for the equity minus $28 million of cash in the hands of the acquired company) to acquire EXFO Protocol. Consideration paid consisted of 4,374,573 of our subordinate voting shares and $36 million in cash.

         EXFO Protocol, a pre-revenue company based in Montreal, Canada operating since 1998 and having 116 employees as of December 31, 2001 is a supplier of fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

B.       BUSINESS OVERVIEW

         We are a leading designer, manufacturer and marketer of fiber-optic test, measurement and automation solutions for the global telecommunications industry. More than 2,000 customers rely on our test instruments and systems in research and development laboratories and production environments and to enable the world's optical networks to perform impeccably during their complete lifecycles. We currently employ 1,099 employees and our products are distributed in more than 70 countries around the world.

         EXFO was founded in 1985 in Quebec City. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. These products are marketed in what is known today as our Portable and Monitoring Division. This division markets its products mainly to telecommunications carriers and network service providers. These customers use Portable and Monitoring Division products for installation and maintenance, network monitoring and troubleshooting applications. In 1996, we supplemented our product portfolio with an extensive line of Industrial and Scientific products that are dedicated to the manufacturing as well as research and development markets in the fiber-optic industry. Our Industrial and Scientific products tend to be more complex and higher priced than our Portable and Monitoring products. Industrial and Scientific Division customers include optical component and system manufacturers as well and research and development laboratories. In 1999, we entered the market for remote fiber test systems ("RFTS"). RFTS, which are marketed through our Portable and Monitoring Division, allow carriers to deploy test equipment throughout their networks in order to monitor the integrity of their fiber-optic networks on a continuous basis.

         In fiscal 2001, we launched more than 20 products. Key product launches included the FTB-400 Universal Test System, the successor to our highly successful FTB-300 that performs essential tests for DWDM long-haul, metro and access networks; the OWA-9500 Optical Waveguide Analyzer, the industry's first and only commercial refractive index profiler for market-winning planar and arrayed waveguides; the FR-3000 NanoRobot(R) Photonics Alignment System with multi-axis alignment and 0.1 nanometer resolution for automated component manufacturing applications; and the Novacure(R) IR, which uses infrared spot-curing on conventional heat-cured adhesives.

         In fiscal 2001, we also opened new sales offices and service centers in Singapore and Beijing to better serve our customers in the Asia-Pacific region. The expansion into the Asia-Pacific market proved to be a winning strategy since sales almost tripled year-over-year in this area. Furthermore, we moved our Paris office to a more spacious location in order to strengthen sales, application engineering and marketing services throughout Europe.

         We announced three strategic acquisitions in fiscal 2001 to penetrate new technological sectors and increase our addressable markets. We acquired Burleigh for its wavelength measurement instruments and nano-positioning alignment systems. For almost three decades, Burleigh has advanced the science of interferometric measurement techniques and developed a deep understanding of precision positioning technology. As a result, Burleigh's Wavemeter(TM) products offer one of the highest wavelength measurement accuracy in the industry, while its Inchworm(TM) motor-based precision positioning line enables unmatched position control for optical components and sub-components.

         We acquired EXFO Photonic for its precision light-based, adhesive spot-curing technology. EXFO Photonic products deliver precise doses of the appropriate spectral light onto photosensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component manufacturing. Both Burleigh and EXFO Photonic will add to sales in our Industrial and Scientific Division.

         We acquired EXFO Protocol (formerly Avantas Networks Corporation), a supplier of leading-edge, fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates. EXFO Protocol should increase sales in both product divisions, but initially in our Portable and Monitoring Division.

         This latest acquisition will enable us to enter the critical protocol-layer testing market and almost double our addressable market size to an estimated $3.3 billion, according to reports from Frost and Sullivan, a world-reknown market consulting firm on emerging high-technology and industrial markets. In lay terms, our products test the highway, or the fiber, optical components and value-added optical modules that make up the physical layer of an optical network. Our products also cover the numerous lanes along the highway, or the DWDM wavelengths carrying bandwidth within the optical layer of a network. With the acquisition of EXFO Protocol, our products will also test the traffic, or the bits and bytes running through the protocol layer of a network.

         We have received more than 45 industry and commerce awards. In 2001, we were named one of the top 100 employers in Canada by Maclean's, a national current affairs magazine. In 2000, we were selected winners of the Outstanding Corporate Innovator Award by the U.S.-based Product Development and Management Association. Prior to becoming a public company in June 2000, we had been recognized as one of the 50 Best-Managed Private Companies in Canada by Arthur Andersen Consulting and the Financial Post for five consecutive years.

THE EXFO SOLUTION

         We believe that we offer the most extensive range of products in the fiber-optic test, measurement, monitoring and automation industry. Our success has been largely predicated on our exclusive focus on fiber optics. Our solution is based on the following key attributes:

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

         HIGH DEGREE OF TECHNOLOGICAL INNOVATION. We continue to be at the forefront of fiber-optic test, measurement and automation technology. For example, in the past we were the first in our industry to develop and market a number of fiber-optic test and measurement products and we have continued to do so through recent product releases:

         o PORTABLE OPTICAL SPECTRUM ANALYZER (OSA). In 2000, we supplied the market with the first OSA to provide lab-quality specifications for rugged, portable use in the field. This instrument is useful for measuring key parameters of each wavelength in a DWDM system.

         o OPTICAL WAVEGUIDE ANALYZER. In 2001, we released our Optical Waveguide Analyzer, which represents the industry's first commercial refractive index profiler for planar and arrayed waveguides. The refractive index profile of next-generation optical devices like arrayed waveguides is a critical parameter to measure in order to control and optimize the manufacturing process.

         PRODUCTS OF HIGH QUALITY. Product quality is an integral part of our solution. Our Quebec City-based operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard. Our subsidiaries in Montreal, Toronto and Victor, NY, have rigorous quality assurance programs, but they are not yet certified. Our products meet industry standards, such as those set by Telcordia, formerly Bellcore, IEC, and other industry-leading standards bodies. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to reduce defects to a minimum. Various tasks in the quality assurance process in all our facilities include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

         SUPERIOR CUSTOMER SUPPORT. We use highly qualified and specialized internal groups to offer pre-sales evaluation, installation, channel and customer training, communications and post-sales support. We believe that this approach provides us with an advantage over our competitors, who often outsource some of these functions. We have two Customer Service Groups, one being responsible for the North American market and the other for our international customers. Our Customer Service Groups are mainly responsible for supporting our sales force, recommending instruments that best match our customers' testing, measurement and automation needs, providing detailed quotations, order management, technical support and training as well as calibration and repair services. Our Communications and Marketing Group, which operates like an internal advertising agency, educates our customers and our sales force by providing detailed marketing and technical information. Literature includes specification sheets, application notes, Web content, product catalogues and a bi-monthly corporate newsletter. Finally, our Writing Services Group provides technical writing for product instruction manuals. Our documentation is available in several different languages.

OUR STRATEGY

         We intend to expand our leadership position in the fiber-optic test, measurement and automation industry and to increase our market share through the following initiatives:

         EXPAND TECHNOLOGICAL LEADERSHIP. We believe that our ultimate success will depend on our ability to introduce enhanced products that meet the changing needs of our customers. We, therefore, will continue to invest heavily in research and development. We increased gross research and development expenditures 88% to $17.6 million in fiscal 2001 from $9.4 million in 2000. Altogether, 46% of our sales in 2001 originated from products that have been on the market for two years or less. We dedicate more than 30% of our employees to research and development, including an advanced research group that carries out research activities, monitors technological trends in the industry and maintains links with numerous universities, industry associations and standards bodies.

         INVEST IN STRATEGIC SECTORS. We have established an award-winning innovation process. Our product portfolio review process ensures that our research and development activities are aligned with our corporate strategy. This rigorous review process has led us to focus on the following growth vehicles for the upcoming year: new product rollouts, protocol-layer testing solutions and semi-automated manufacturing solutions.

         o NEW PRODUCT ROLLOUTS. We will continue to roll out disruptive technologies and drive approval of international standards. This initiative has been demonstrated by the recent introduction of our Femtosecond PMD Analyzer, whose revolutionary technology has been accepted as a reference test method by international standards bodies. Our Femtosecond PMD Analyzer enables users to measure the smallest PMD values in narrowband DWDM channels and broadband components in the simplest, fastest and most repeatable manner. This latest breakthrough reflects our commitment to developing leading-edge technologies that have tremendous competitive advantages in high-growth nascent sectors.

         o PROTOCOL-LAYER TESTING SOLUTIONS. We plan to combine newly acquired protocol-layer testing technologies from EXFO Protocol with our physical and optical-layer testing equipment and integrate them inside our FTB-400 UTS field-testing platform. Since the acquisition of EXFO Protocol, we released a Gigabit Ethernet module for our field-testing platform to support increasingly high-speed communications in metro and access areas. In 2002, we intend to launch a fully integrated solution that will enable field technicians to be far more efficient and cost-effective because they will seamlessly carry out physical-, optical- and protocol-layer tests with a single platform in their hands. As a result, we will be providing customers with the most complete and cost-effective DWDM field-testing solution on the market.

         o SEMI-AUTOMATED MANUFACTURING SOLUTIONS. We will extend our involvement in automated component manufacturing by leveraging our expertise in automated test stations. With this vision in mind, we acquired Burleigh for its multi-axis, nano-positioning alignment robots and EXFO Photonic for its precision light-based, adhesive spot-curing systems. We plan to combine these technologies with our automated testing expertise to offer our customers stand-alone products and semi-automated manufacturing solutions that help them increase yields and reduce costs on the production floor. We also intend to seek strategic partnerships with leading system integrators in order to allow them to customize our semi-automated solutions to the specific processes that continue to be unique and proprietary to each manufacturer.

         LEVERAGE OUR MODULAR DESIGN. The modularity and compatibility of our Windows-based platforms enable us to offer the same instrument design to as many as three different market segments with a single research and development project. This practice lessens the number of different designs, including optical, mechanical, electronic and software, that we must develop and manufacture. We capitalize on the flexible architecture of our Windows-based systems to expand our solutions portfolio and to offer specialized products to specific markets. By being able to provide new functionality through the design of a new module rather than through the design of a completely new instrument, we can be quicker to market with new testing technologies and provide more specialized testing solutions.

         PURSUE COMPLEMENTARY ACQUISITIONS. We believe that market fragmentation in the test, measurement and automation industry creates opportunities for consolidation. We plan to aggressively pursue strategic acquisitions that will provide us with additional key technologies, complement our product offerings, increase our sales channels and add to our overall level of expertise.

PRODUCTS

         Our products are designed for the global fiber-optic test, measurement and automation industry. We have adapted our product divisions to meet the needs of two main markets. Our Portable and Monitoring Division serves telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers and equipment rental companies. This market requires rugged, field-portable and easy-to-use equipment.

         Our Industrial and Scientific Division supplies optical component and system manufacturers as well as university and government research laboratories. This market requires highly accurate and reliable instruments and systems that carry out testing in the shortest periods of time possible.

         At the core of our test, measurement and automation equipment are our FTB-400 Universal Test System (UTS) and IQ-200 Optical Test System (OTS) platforms. Our FTB-400 UTS provides carriers with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQ-200 OTS is a scalable unit that is suited for manufacturing, laboratory engineering and research applications. The added benefit of our IQ-200 OTS is that manufacturers can design their own automated test setup or we can customize a setup for them. Our FTB-400 UTS and IQ-200 OTS platforms are fully supported by integrated and highly intuitive graphical user interfaces, enabling the user to easily store, handle and retrieve a large amount of data.

         The following table summarizes the principal types of instruments we provide, their typical applications and the format in which we offer them:

                                                             FORMAT
                                                             -------------------------------------------------------
  INSTRUMENT TYPE     TYPICAL APPLICATION                    PORTABLE                     SCIENTIFIC
  ---------------     -------------------                    ----------------------       --------------------------
                                                             FTB 400                      IQ200          BENCHTOP
                                                             UTS MODULES   HANDHELD       OTS MODULES    INSTRUMENTS
                                                             -----------   --------       -----------    -----------
  Optical time        Like a radar,  it  measures  the time
  domain              of  arrival  of   reflections  of  an
  reflectometers      optical   signal  to  determine   the       X
  (OTDRs)             distance  to the  breaks or points of
                      excessive loss in a fiber network.

  Optical spectrum    Produces a  graphical  representation
  analyzers           of  power  versus  wavelength  for an
                      optical signal.  Useful for measuring
                      the drift, power and  signal-to-noise       X                             X
                      ratio for each  wavelength  in a DWDM
                      system.

  Optical power       Measures  the  power  of  an  optical
  meters              signal.  It is  the  basic  tool  for
                      the   verification  of  transmitters,       X              X              X              X
                      amplifiers  and optical  transmission
                      path integrity.

  Widely tunable      Can  produce  laser  light  across  a
  lasers              broad range of  wavelengths.  Used to
                      test DWDM  components and value-added                                     X              X
                      optical modules.

  Narrowly tunable    A laser that can be precisely tuned to
  lasers              simuate a DWDM light sources.  Used
                      primarily  in  testing  optical                                           X
                      amplifiers.

  Polarization mode   Measures the dispersion of light that
  dispersion          is cause by polarization.  Generally
  analyzers           used to determine the speed-distance        X                             X
                      limitation  of  fiber and cables.

  Femtosecond         Measures very small levels of
  polarization  mode  polarization mode dispersion in DWDM
  dispersion          and broadband components in the                                                           X
  analyzer            simplest, fastest and most
                      repeatable manner.

  Multi-wavelength    Measures the power and drift for
  meters              multiple wavelengths in a DWDM              X                             X              X
                      system.

  Variable optical    Used in network simulation setups to
  attenuators         provide calibrated variable
                      reduction of the strength of an                            X              X              X
                      optical signal.

  Polarization        Measures the difference in loss of
  dependent loss      power for the different states of                                         X
  meters              polarization.

  Loss test sets      Integrates a power meter and a light
                      source to manually or automatically
                      measure the loss of optical signal          X              X              X              X
                      along a fiber.

  Stable light        Emitting diode or lasers used in
  sources             connection with a power meter to            X              X              X              X
                      measure signal loss.

  Optical fiber       Measures the geometric and light
  parameter analyzer  guiding properties of an optical
                      fiber.  Used in new fiber research                                                       X
                      and development and quality control
                      applications.

  Optical amplifier   Boosts the power of laser sources.
                      Used for the testing and calibration                                      X
                      of test systems.

                                                             FORMAT
                                                             -------------------------------------------------------
  INSTRUMENT TYPE     TYPICAL APPLICATION                    PORTABLE                     SCIENTIFIC
  ---------------     -------------------                    ----------------------       --------------------------
                                                             FTB 400                      IQ200          BENCHTOP
                                                             UTS MODULES   HANDHELD       OTS MODULES    INSTRUMENTS
                                                             -----------   --------       -----------    -----------
  Optical switches    Provides  switching  between  fibers.
                      Used   to   provide    flexible   and
                      automated  test  setups  such  as the
                      measurement  of  multiple  fibers  or       X                             X
                      components  with multiple  ports with
                      one instrument.

  Optical power       Provides   a  highly   accurate   and
  reference module    traceable  measurement  of power  for
                      the  calibration or  verification  of                                     X
                      other power measurement instruments.

  Broadband source    Used    for    testing     wavelength
                      dependent  behavior  of fiber  cables                                     X              X
                      and DWDM optical components.

  Talk sets           A  device   which   attaches   to  an
                      optical   fiber   and   serves  as  a
                      temporary  voice  link   facilitating       X              X
                      coordination     of    work     among
                      installation crews.

  Optical return      Combines  a laser  and a power  meter
  loss meters         to measure the amount of  potentially       X              X              X              X
                      degrading back reflection.

  Visual fault        A   visible   laser   that   can   be
  locators            connected   to   an   optical   fiber
                      network  to  help  locate  breaks  or       X              X
                      points of excessive loss.

  Live fiber          Clips  on to a  fiber  and is used to
  detector            detect the presence and  direction of
                      a  signal  without  interrupting  the                      X
                      traffic.

  Clip-on coupling    Clips to an optical fiber and allows                       X
                      non-invasive testing.

  Optical  waveguide  Provides   the    refractive    index
  analyzer            profile    of   glass    and    fused
                      silica-based  devices  used  in  next                                                    X
                      generation networks.

  Light-based         Technology  by which a dose of energy
  curing instrument   of a specific  wavelength,  bandwidth
                      and  irradiance  is used to  cause an
                      adhesive,  encapsulant  or sealant to                                                    X
                      change  from a liquid to a solid in a
                      small  area.  Used  to  bond  optical
                      components and sub-components.

  Passive component   Characterizes passive wavelength-selective
  analyzer            devices, such as multiplexers, demultiplexers
                      and add/drop filters, with respect to                                                    X
                      absolute wavelength in order to guarantee
                      their performance within DWDM systems.

  Gigabit Ethernet    Measures data integrity for
  tester              high-speed internet protocol
                      communications   in  metro  and  edge       X
                      networks.

  SONET/ SDH          Provide  accurate  bit-error rate and
  Analyzers           performance   analysis  of  SONET/SDH
                      overhead   format  that  reflect  the                      X                             X
                      quality of a transmission system.

  Nanorobot           Offers  multi-axis  alignment and can
  photonics           position   optical   devices  with  a
  alignment system    nanometer   resolution,    which   is
                      essential  during  the  alignment  of                                                    X
                      optical     components     in     the
                      manufacturing process.

PORTABLE AND MONITORING PRODUCTS

         We offer an extensive range of products for fiber-optic testing, measurement and monitoring applications. Our test and measurement products are available as handheld test instruments or as field-portable platforms with related modules. Our handheld instruments are durable, compact and easy to use. Our second-generation field-testing platform, the FTB-400 UTS, is available in a two-slot configuration for basic OTDR and optical loss testing, or a seven-slot configuration for high-end DWDM testing, PMD characterization, high fiber-count testing as well as OTDR and optical loss testing. We also offer the FTB-100 Mini-OTDR with an integrated power meter option. This cost-effective platform provides field technicians with basic OTDR testing capabilities. Our portable platforms are rugged, Windows-based, battery-powered units. Their large environmentally robust touchscreens are very practical for field use.

         Our network monitoring solution is better known as FiberVisor. FiberVisor consists of rack-mounted remote test units that are strategically deployed along a fiber-optic network, and a test system controller that retrieves information in real time from as many remote test units as required. The test system controller is typically located inside a network operations center. The information obtained from these remote test units is combined with data from a geographic information system in our FiberVisor system to pinpoint the exact location of a system failure and rapidly provide the required information to a restoration team. We were first-to-market with DWDM monitoring capabilities on our RFTS, which includes the physical and optical layer. We will further extend its capabilities to the protocol layer with EXFO Protocol's Network Guardian G2, an optical network performance management system that supports a wide range of protocols and data transmission rates.

         EXFO Protocol, which is exclusively dedicated to fiber-optic protocol testing, offers the Service Test Gear (STG) Series and Network Guardian G2, a Gigabit Ethernet test module for the FTB-400.

         Its portable STG Series supports multi-protocols like Asynchronous Transfer Mode (ATM), Synchronous Optical Network (SONET), Synchronous Digital Hierarchy (SDH), Gigabit Ethernet and Ethernet, as well as data transmission rates from OC-192 (10 Gb/s) down to DS0 (64 kb/s) for the North American standard, and STM-64 (10 Gb/s) down to E0 (64 kb/s) for the equivalent international standard. All of these functionalities are available on a single platform.

         EXFO Protocol's remote optical network performance management system, Network Guardian G2, provides real-time surveillance 24 hours per day, seven days per week. A single administrator can simultaneously observe critical quality of service parameters at key locations along the network by relying on data from remote Network Guardians.

INDUSTRIAL AND SCIENTIFIC PRODUCTS

         Our Industrial and Scientific product line is mainly built around our IQ-200 OTS platform and is available as modules or stand-alone benchtop instruments. The base platform is a Windows-based system, which includes a Pentium processor, liquid crystal screen and three slots to accept test modules. This base platform can be supplemented by as many as four expansion platforms, each capable of housing six additional modules, which can be connected and controlled to provide additional functionality and capacity. These expansion platforms can also be controlled via a personal computer. Altogether, the IQ-200 OTS platform and expansion platforms can hold as many as 27 modules and test as many as 108 channels.

         The modular nature of our IQ-200 OTS platform is adapted for complex applications involving the synchronized operation of several instruments.

         Our Industrial and Scientific Division also addresses testing problems that cannot be handled by standard modules or stand-alone benchtop instruments. We have dedicated a team of engineers to develop custom-made, integrated test systems for customers with specific needs. Some of these integrated test systems, in turn, are modified and offered as off-the-shelf test systems to suit a wider range of customers. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. We provide automated systems for assembly, calibration and environmental testing of optical components, value-added optical modules and optical networking systems such as:


         o    Multifiber test system               Used for quality assurance
                                                   testing of multifiber
                                                   patchcords and interconnect
                                                   assemblies. These devices,
                                                   including hybrid and fan-out
                                                   patchcords, are commonly used
                                                   in fiber systems.

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

         o    DWDM passive component test system   Used to automatically
                                                   characterize all critical
                                                   specifications, including
                                                   spectral insertion loss,
                                                   polarization-dependent loss,
                                                   and optical return loss, of a
                                                   DWDM passive component with a
                                                   high degree of accuracy, ease
                                                   of use, and speed.

         o    Comb Controller                      Used to adjust the power of
                                                   bank of DFB-ITU lasers in
                                                   order to test loading
                                                   conditions of optical
                                                   amplifiers.


         Burleigh and EXFO Photonic further enhance our Industrial and Scientific Division product portfolio by enabling customers to automate critical steps in the optical component manufacturing process. These critical steps include automated fiber alignment (Burleigh) and precision light-based, adhesive spot curing (EXFO Photonic).

         Key products from Burleigh include the FR-3000 NanoRobot(R) Alignment System, which provides multi-axis alignment and can position optical devices with a 0.1 nanometer resolution. Burleigh also offers test and measurement instruments like Optical Channel Analyzers and Passive Component Analyzers.

         EXFO Photonic provides precision light-based, adhesive spot-curing technologies as well as curing process control for the global optical component manufacturing market. Its products deliver precise doses of the appropriate spectral light onto photosensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component manufacturing. Key products include the Novacure(R) IR, which uses infrared spot-curing on conventional heat-cure adhesives, and Novacure(R), a bonding solution that delivers all the benefits of ultraviolet and visible spot-curing on photosensitive adhesives.

RESEARCH AND DEVELOPMENT

         We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we recruit and retain highly skilled engineers, scientists and technicians. As of December 31, 2001, our research and development departments included 315 full-time engineers, scientists and technicians, of whom 46 hold post-graduate degrees. Gross research and development expenditures for fiscal 2001 reached $17.6 million compared to $9.4 million for fiscal 2000.

         Through a market-oriented, product portfolio review process, we ensure that our investments in research and development are aligned with our customers' needs and strategies. This approach enables us to maximize our returns on research and development investments by focusing our resources on a limited number of prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has been significantly exceeded.

         To manage our research projects once they are underway, we use a structured management process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project's feasibility at various stages of its life cycle. The following are the key review stages of the stage-gate approach:

         o        market study and research feasibility;

         o        product definition;

         o        development feasibility;

         o        development;

         o        qualification; and

         o        transfer to production.

         At each stage, we review our project risks, costs and estimated completion time. We compare our design to anticipated market needs and ensure that our project is synchronized with other internal departments and external industry events. The inter-related portfolio review and stage-gate processes enabled us to be named winners of the Outstanding Corporate Innovator Award in 2000 by the U.S.-based Product Development and Management Association.

CUSTOMERS

         More than 2,000 customers in 70 countries around the world rely on our test instruments and systems in research and development laboratories and production environments and to enable optical networks to perform impeccably during their complete lifecycles. Our customers include telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies as well as optical component and system manufacturers. Our top three customers in terms of sales for fiscal 2001 were Verizon Communications, Nortel Networks Corporation and TSH Tech Development, a Chinese-based distributor. During fiscal 2001, no single customer accounted for more than 6.4% of our sales. With regard to geographic distribution, North American customers represented 58.3% of our sales, while international customers accounted for 41.7%. Our international sales are largely handled by a network of distributors around the world.

SALES

         We sell our fiber-optic test, measurement and automation products through direct and indirect sales networks in the United States and Canada as well as around the world. We also have two Customer Service Groups to meet the needs of existing and new customers in North America and on the international front. These groups are responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

UNITED STATES AND CANADA SALES

         In the United States and Canada, our direct sales network consists of a vice-president supported by a 45-member team of regional sales managers, sales engineers and application engineers, who are located throughout major metropolitan areas. Our group of sales professionals has a minimum average of 12 years of experience in the fields of telecommunications, fiber optics, or test, measurement and monitoring.

         In Canada, the direct to customer sales team addresses the carrier, manufacturing and research and development markets for our test, measurement and monitoring equipment and our manufacturing automation products. Sales personnel are located in metropolitan areas throughout the country.

         In the United States, we have adopted a market-specific sales strategy. Different sales organizations have been created to maximize coverage and penetration of our main markets:

         o CARRIER MARKET. This sales team targets customers who own, operate or install networks as their primary business. This market includes telecommunications carriers, cable television companies, public utilities, private network operators, as well as third-party installers and equipment rental companies.

         o MANUFACTURING/R&D MARKET. Two sales teams specializing respectively in our test, measurement and monitoring equipment and in our manufacturing automation products target customers who research, develop or manufacture optical networking products and components. In this market, some regional sales managers also have direct responsibility for serving our larger manufacturing customers. This organizational structure allows us to adequately cover the demands of a highly technical customer base and to identify and penetrate the large multi-function accounts, diverse and smaller customers, university researchers, military contractors, contract manufacturers and other evolving market segments.

         Our main sales office in the United States is located in Richardson, Texas. We also maintain sales personnel in numerous metropolitan areas and rely on more than 20 sales representatives situated throughout the United States.

INTERNATIONAL SALES

         Our international sales network includes a vice-president, a general manager in Europe and two sales directors covering Latin America and Asia, all supported by a team of 24 sales professionals. Our direct sales network in Europe is supported by a main office and service center in Paris, France, which maintains our head European sales operations and also provides repair and calibration services for our European, Middle East and African customers. Our main office for Asia is in Singapore and we have also established service centers in Singapore and Beijing to better serve our customer base in the Asia-Pacific region. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and customers. Finally, we rely on more than 50 distributors to support our international sales. We feel that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

MARKETING, COMMUNICATIONS AND CUSTOMER SUPPORT

MARKETING

         Our Marketing Group consists of 30 product managers and marketing analysts who have various degrees in engineering, science and business administration. Product managers, with the assistance of marketing analysts, are responsible for all aspects of our marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. Marketing analysts help product managers develop marketing programs with tools such as our Web site, CD-ROMs, advertisements, mailouts and customer presentations. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have implemented a customer relationship management system to compile market and customer information including forecasts, leads and competitive data. We use this information to make strategic business decisions. Finally, our strategic marketing team analyses markets, market trends, compiles competitive information and identifies macro-trends in our sector.

COMMUNICATIONS

         Our Communications Group, which mainly consists of commercial writers and graphic artists, supports our Marketing Group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and a bi-monthly corporate newsletter. Our Communications Group is also responsible for maintaining and updating our Web site.

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

         As of December 31, 2001, we had 354 employees involved in our manufacturing operations. Our manufacturing operations, which occupy approximately 139,900 square feet, are spread among four buildings in three cities. We have two buildings that occupy 113,900 square feet in Quebec City, Canada, one building that occupies 10,000 square feet in Victor, United States, and another building that occupies 16,000 square feet in Toronto, Canada. Our manufacturing operations in Quebec City are handled by three inter-related departments:

         o PRODUCTION. Our production department is responsible for manufacturing high-quality products on time. Each cell consists of specialized technicians and has full responsibility over a product group. Technicians are versatile enough so that they can perform specific functions within a cell and they can be transferred to other cells when required to alleviate bottlenecks. Furthermore, this department is responsible for manufacturing schedules, finished goods warehousing, customs management, shipping and billing.

         o PRODUCTION ENGINEERING AND QUALITY. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, repairs and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. We meticulously verify our instruments to ensure that they meet stringent industry requirements and provide our customers with detailed product test sheets. Our quality assurance program in Quebec City has been certified ISO 9001 since 1994.

         o SUPPLY-CHAIN MANAGEMENT. This department is responsible for parts procurement, raw materials and forecasting. Our products consist of optical, electronic and mechanical parts. Approximately one-third of our parts are manufactured to our specifications. Some parts are obtained from single-source suppliers. We manage risks associated with single-source suppliers, as well as parts that are subject to industry shortages or long delivery lead times, through a strategic forecasting process that involves procuring excess inventory where appropriate.

         Manufacturing operations at Burleigh, EXFO Photonic and EXFO Protocol follow a similar process with the exception that some non-critical tasks, such as the stuffing of printed circuit boards, are outsourced.

COMPETITION

         The fiber-optic test, measurement and automation industry is highly competitive and subject to rapid change as a result of technological developments and other factors. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

         o        product performance and reliability;

         o        level of technological innovation;

         o        product lead times;

         o        breadth of product offering;

         o        ease of use;

         o        customer service and technical support;

         o        strength of sales and distribution relationships; and

         o        price.

         Generally, our competitors fall into two categories. The first category consists of global electronic test and measurement manufacturers, who complement their broad range of products with fiber-optic test, measurement and automation equipment. These companies include Acterna Corporation, Agilent Technologies, Inc., Ando Corporation, Anritsu Corporation, GN Nettest and Tektronix, Inc.

         The second category refers to niche companies in the fiber-optic test, measurement and automation industry. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave, Inc., ILX Lightwave Corporation, JDS Uniphase Corporation, Kingfisher International PTY Ltd., Newport Corporation and Santec Corporation.

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

         We currently hold 18 U.S.-issued and seven Canadian-issued patents and we have 16 U.S., 15 Canadian and 4 Patent Cooperation Treaty patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from January 16, 2010 to June 14, 2020.

         We consider five of our inventions for which patents have either been granted or are pending to be material. These inventions are:

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

         o an adapter for interconnecting optical fiber connectors for which patents are pending in Canada and the United States. This invention permits a wide variety of connectors to be joined to our test and measurement instruments;

         o the light cure system with closed loop control and work piece recording which is at the heart of the spot-curing systems manufactured by EXFO Photonic for which patents were granted in the United States and Canada; and

         o the portable test gear for TDM and packet based communications for which patent applications have been filed in Canada, the United States and pursuant to the Patent Cooperation Treaty form the basis of the technology used by EXFO Protocol for its protocol testing products.

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

LEGAL PROCEEDINGS

         On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York by John Williams, and others similarly situated, against us, four of the underwriters of our initial public offering (Merrill Lynch, Pierce, Fenner & Smith, Inc., RBC Dominion Securities Inc., Wit Soundview Corporation and CIBC World Markets Inc.) and Messrs. Germain Lamonde and Pierre Plamondon pursuant to the SECURITIES EXCHANGE ACT OF 1934 and Rule 106-5 promulgated thereunder and sections 11, 12 and 16 of the SECURITIES ACT OF 1933. This class action alleges that our registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000 contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of our shares issued in connection with our initial public offering; and (ii) the underwriters allegedly entering into agreements with customers whereby our shares issued in connection with our initial public offering would be allocated to those customers in exchange for which such customers agreed to purchase additional amounts of our shares in the after market at pre-determined prices. The plaintiff in this suit seeks an unspecified amount for damages suffered. We believe that our executive officers and we have fully complied with all applicable securities laws and that the claims against our officers and us are without merit. We have referred this matter to our insurers and plan to vigorously defend our position in this litigation. However, we are unable to predict the outcome of this case and if it is adversely determined, it could have certain adverse effects on our business, including potential monetary damages.

         On December 12, 2000, GAP Optique instituted legal proceedings with the Juridiction des Prud'hommes in Geneva, Switzerland against an ex-employee for breach of a confidentiality obligation as stipulated in his employment contract. GAP is claiming monetary damages only since Swiss law does not allow injunctive relief in this case. Mr. Patrick Stamp was hired by our subsidiary, GAP Optique on May 1, 1998. Mr. Stamp's employment contract contained a confidentiality clause that prohibits disclosure or use of any confidential information he may obtain during the course of his work. The contract provides that this obligation continues for a period of one year following termination of the employment agreement. Mr. Stamp left GAP Optique in February 2000 to create a start-up company called LUCIOL Instruments, S.A ("LUCIOL") with the help of two former employees of the University of Geneva. LUCIOL presently manufactures and sells fiber optic test instruments, of which two (a chromatic dispersion analyzer and a photon-counting OTDR) were developed jointly by GAP Optique and the University of Geneva. Mr. Stamp participated in the development of these instruments during employment with GAP Optique and the University. Therefore, it is the contention of GAP Optique that Mr. Stamp is now using illegally, through LUCIOL, the proprietary and confidential information he obtained during his employment in order to market the particular test instruments. A preliminary hearing was held on November 1, 2001 and the proceedings will resume in January 2002.

         There are no other legal or arbitration proceedings pending or threatened of which we are aware which may have or have had a significant effect on our financial position.

C.       ORGANIZATIONAL STRUCTURE

         As of December 31, 2001, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

[GRAPHIC OMITTED]
[ORGANIZATION CHART]

                              EXFO Electro-Optical
                                Engineering Inc.
                                    18/09/85
                                    (Canada)
                                    Operating
    100%               100%            100%                    85%               100%           100%                    100%
EXFO UK Limited   EXFO Photonic   GEXFO Distribution     GAP Optique SA   EXFO Asia Pacific Nortech Fibronic Inc. EXFO Protocol Inc.
  27/02/01        Solutions Inc.  Internationale Inc.      17/05/94          PTE Ltd.         14/08/91            (formerly Avantas)
(United Kingdom)  (formerly Efos     17/12/92            (Switzerland)      18/01/01          (Canada)             Networks
  Operating        Inc.)             (Quebec)              Operating       (Singapore)       Non-operating         Corporation)
                   (Ontario)          Holding                               Operating                               02/11/2001
                   Operating                                                                                       (Canada)
                                                                                                                   Operating

                                      GEXFO                                                   NORTECH

                     100%                100%                100%                               100%

                EXFO Europe         EXFO International    EXFO USA Inc.                    Nortech Fibronic Inc.
                 S.A.R.L.          Services Management     07/12/00                             (Texas)
                08/02/94                  LLC              (Delaware)                      Dissolved 07/09/01
                (France)                22/11/00            Holding
                Operating          (Hungary)-Operating

                                                           EXFO USA INC.

                                        100%                  100%
                                EXFO America Inc.       Burleigh Instruments Inc.
                                  15/12/92                25/08/72
                                  (Delaware)              (New York)
                                  Operating                Operating

                                                             BURLEIGH

                                        100%                    100%                100%
                                Burleigh Intruments     Burleigh Instruments       Burleigh
                                     (UK) Ltd.                  GmbH            Automation Inc.
                                (United Kingdom)            (Germany)            (Delaware)
                                  Non-operating            Non-operating        Non-oeprating

D.       PROPERTY, PLANT AND EQUIPMENT

         Our main offices and facilities are located near Quebec City, Canada where we occupy three buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. In addition, we maintain sales offices in Brazil, China, France, Germany, Great Britain, Japan, Singapore, Russia and the United States. Burleigh's facilities are located in Victor, in the state of New York, EXFO Photonic is located near Toronto, Canada and EXFO Protocol is located near Montreal, Canada.

         During the fiscal year ended August 31, 2001, we increased our manufacturing operations in Quebec City and acquired parcels of adjoining land with a building that we use for warehouse purposes. These improvements were completed at a cost of $4,601,241, which was financed through our short-term investments. Our plans to build a new 150,000 square foot facility to house research and development, administration and marketing departments in the fall of 2001 were postponed indefinitely in order to align our cost structure to market conditions and mitigate the impact of the slowdown being felt in the telecommunications industry. In addition, during the fiscal year ended August 31, 2001, Burleigh completed expansion of its facilities in New York State that effectively doubled its square footage at a cost of $362,340 incurred from December 20, 2000, the date we acquired Burleigh, to August 31, 2001.

         In addition, when our subsidiary, Nortech, ceased activities in June 2001, the lease for the premises situated at 500 St-Jean-Baptiste Street, Quebec City was cancelled upon payment of CDN$51,000 to the landlord.

         The following table sets forth information with respect to the main facilities that we occupy as of December 31, 2001.

              LOCATION                      USE OF SPACE                 SQUARE FOOTAGE      TYPE OF INTEREST
              --------                      ------------                 --------------      ----------------
      436 Nolin Street          Manufacturing                                    44,164           Leased
      Vanier (Quebec)

      400 Godin Avenue          Research and Development,                       128,800            Owned
      Vanier (Quebec)           Manufacturing and Administrative

      465 Godin Avenue          Executive and Administrative                     24,000           Leased
      Vanier (Quebec)

      2260 Argentia Road        Research and Development,                        36,000           Leased
      Mississauga (Ontario)     Manufacturing and Administrative

      2650 Marie-Curie          Research and Development,                        26,000           Leased
      St-Laurent (Quebec)       Manufacturing and Administrative

      7647 Main Street          Research and Development,                        40,000            Owned
      Fishers Victor (New       Manufacturing and Administrative
      York)

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc.
(EXFO) for the fiscal years ended August 31, 2001, 2000 and 1999 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this annual report, these principles conform in all material respects with accounting principles generally accepted in the United States, or US GAAP, except as described in note 19 to our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We have identified these statements by the use of words such as "may," "will," "expect," "anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate. Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, those discussed in "Item 3 - Risk Factors" of this annual report. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire. We undertake no obligation and do not intend to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

CORPORATE HIGHLIGHTS

EXFO REPORTS STRONG YEAR-END FINANCIAL RESULTS

         EXFO announced in October 2001 it had increased sales by 104% to $146.0 million for the fiscal year ended August 31, 2001 from $71.6 million in 2000. Net earnings, excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses, jumped 139% to $24.5 million, or $0.46 per share, for fiscal 2001 from $10.3 million, or $0.26 per share, for 2000. Including amortization of intangible assets and goodwill related to acquisitions as well as non-recurring expenses, EXFO's net loss for fiscal 2001 was $15.3 million, or $0.29 per share. In comparison, EXFO recorded net earnings of $9.9 million, or $0.25 per share, in fiscal 2000.

EXFO ACQUIRES AVANTAS NETWORKS

         EXFO reported in August 2001 it had entered into an agreement to acquire Avantas Networks Corporation (now EXFO Protocol Inc.) for $68 million, or $96 million for the equity minus $28 million of cash on hand in that company. Consideration paid consisted of 4.4 million EXFO shares and $36 million in cash. EXFO Protocol Inc. is a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

EXFO LAUNCHES MORE THAN 20 PRODUCTS IN 2001

         EXFO announced in August 2001 it had launched more than 20 products in fiscal 2001. Key product launches included the FTB-400 Universal Test System, which is the industry's first modular platform that can perform essential physical layer tests for DWDM long-haul, metro and access networks; the OWA-9500 Optical Waveguide Analyzer, which represents the industry's first and only commercial refractive index profiler for all-important planar and arrayed waveguides; the FR-3000 NanoRobot(R) Alignment System with multi-axis alignment and 0.1-nanometer resolution for automated component manufacturing applications; and the Novacure(R) IR, which uses infrared spot-curing on conventional heat-cured adhesives.

EXFO OPENS SALES OFFICES AND SERVICE CENTERS IN ASIA

         EXFO opened sales offices and service centers in Singapore and Beijing during fiscal 2001 to better serve its customers abroad. The expansion into the Asian market proved to be a winning strategy since sales almost tripled from fiscal 2000 to 2001 in this region. EXFO also relocated its Paris office to strengthen sales, application engineering and marketing services throughout Europe.

EXFO ACQUIRES EFOS

         EXFO announced in March 2001 it had acquired EFOS Inc., now EXFO Photonic Solutions Inc., for 3.7 million shares valued at $85 million and $25 million in cash. EXFO Photonic Solutions is a leader in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market.

EXFO JOINS TSE 300

         EXFO announced in February 2001 it had been added to the Toronto Stock Exchange (TSE) 300 Composite Index as well as the TSE 300 Capped, S&P/TSE Canadian SmallCap and TSE 200 Indices. The TSE 300 Composite Index is a benchmark used to measure the price performance of the broad Canadian equity market.

EXFO ACQUIRES BURLEIGH INSTRUMENTS

         EXFO announced in December 2000 it had acquired Burleigh Instruments, Inc. for $6.5 million shares valued at $147 million and $42 million in cash. Burleigh is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment.

INDUSTRY OVERVIEW

OPTICAL NETWORKING MARKET

         The past decade has witnessed an explosive growth in the volume of data traffic largely due to the soaring popularity of the Internet and related bandwidth-intensive applications. According to information technology industry analysts, the number of Internet users around the world is expected to increase from 400 million in 2001 to nearly one billion, or 15% of the total population, by 2005. In addition, users are increasingly seeking applications that require a great deal of bandwidth such as video conferencing, video-on-demand, HDTV, e-commerce and rich media streaming.

         The dramatic increase in Internet users and in bandwidth-intensive applications has created a tremendous need for high-capacity communication networks. To meet this increasing demand for bandwidth, many telecommunication carriers are designing and installing new networks based on optical fiber, deploying additional fiber within their existing networks or using advances in optical technology such as Dense Wavelength Division Multiplexing, or DWDM. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. DWDM has wide market acceptance because it incorporates technologies that greatly reduce the cost of optical transmission over long distances and because it provides network flexibility in access and metropolitan areas. According to Kessler Marketing Intelligence (KMI), the global DWDM Transport Equipment Market is expected to increase from $7.1 billion in 2001 to $23.2 billion in 2005.

         Although the long-term outlook for the telecommunications industry remains robust, 2001 was marked by a slowdown in the overall economy and reduced capital spending in the optical networking market. On the carrier side, we observed a trend towards maximizing existing networks by increasing transmission rates and adding DWDM channels, while delaying deployment of new fiber cables. For optical component and system manufacturers, the slowdown in the buildout of new networks resulted in excess inventories throughout the industry. Despite this over-supply of optical components, the most established component and system manufacturers did not significantly slash their R&D budgets in order to remain competitive in designing next-generation products. As a result, new production lines are still being rolled out in significant numbers.

OPTICAL TEST, MEASUREMENT AND AUTOMATION EQUIPMENT MARKET

         Fiber-optic test, measurement and automation equipment is essential for research and development, manufacturing, network installation and maintenance as well as network monitoring.

         Conventional test and measurement instruments used by telecommunication carriers and manufacturers of communications equipment were designed for electrical transmission systems and are unsuitable for optical networking. Unlike traditional electrical transmission systems, which transmit electrical signals along copper wires, fiber-optic transmission systems use pulses of light along glass or plastic fiber, referred to as optical fiber. When light travels along optical fiber and through the optical components and systems that link optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test and measurement equipment is critical for measuring these effects and helping carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network performance, efficiency and reliability.

         Data sent along an optical network must respect transmission protocols, such as ATM, SONET, SDH, Ethernet and Gigabit Ethernet, and fall within accepted data transmission rates from 64 kb/s to 10 Gb/s. Otherwise, the information sent from a transmitter will not be understandable to the receiver. Fiber-optic test and measurement equipment like a bit-error rate tester is used to ensure data integrity.

         Optical components and value-added optical modules, which make up an optical network, are typically assembled by hand on the production floor. Yields are inevitably low and costs are high. As a result, optical component vendors are increasingly looking for ways to increase efficiency and reduce costs by adopting automated manufacturing solutions. They either build these complex solutions in-house or turn to equipment manufacturers to help them automate critical steps in the manufacturing process such as alignment, curing and optical testing. The latter option enables optical component vendors to devote their scarce technical resources to developing next-generation products instead of manufacturing tools.

         The fiber-optic test, measurement and automation market has not been immune to the challenging conditions in the optical networking sector. However, vendors with extensive product portfolios that include advanced optical test instruments were still able to market their products to carriers, who needed to upgrade their networks to higher transmission rates or add DWDM channels. Likewise, test, measurement and automation vendors, whose products increase efficiency and reduce costs on the production floor, still attracted the attention of optical component and system manufacturers, who kept investing in their R&D programs to stay ahead of the competition.

CORPORATE OVERVIEW

         EXFO was incorporated on September 18, 1985. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. These products are marketed in what is known today as our Portable and Monitoring Division. This division markets its products mainly to telecommunication carriers and network service providers. These customers use Portable and Monitoring Division products for installation and maintenance, monitoring and troubleshooting applications. In 1996, we supplemented our product portfolio with an extensive line of Industrial and Scientific products that are dedicated to the research and development as well as manufacturing markets in the fiber-optic industry. Our Industrial and Scientific products tend to be more complex and higher priced than our Portable and Monitoring products. Industrial and Scientific Division customers include optical component and system manufacturers as well and research and development laboratories. In fiscal 1999, we entered the market for remote fiber test systems. Remote fiber test systems, which are marketed through our Portable and Monitoring Division, allow carriers to deploy test equipment throughout their networks in order to monitor the integrity of their fiber-optic networks.

         In fiscal 2001, we announced three strategic acquisitions to bolster growth in both of our product divisions. We acquired Burleigh Instruments for its wavelength measurement instruments and nano-positioning alignment systems. We added EFOS (renamed EXFO Photonic Solutions) for its precision light-based, adhesive spot-curing technology. Both of these companies are expected to accelerate growth in our Industrial and Scientific Division. Finally, we reached an agreement to acquire Avantas Networks, a supplier of leading-edge, fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates. Avantas should increase sales in both product divisions, but initially in our Portable and Monitoring Division.

         The Avantas acquisition will enable us to enter the critical protocol-layer testing market and, more importantly, almost double our addressable market size to an estimated $3.3 billion, according to reports from Frost and Sullivan. In layman's terms, EXFO products test the highway, or the fiber, optical components and value-added optical modules that make up the physical layer of an optical network. Our products also cover the numerous lanes along the highway, or the DWDM wavelengths carrying bandwidth within the optical layer of a network. With the Avantas acquisition, EXFO products will also test the traffic, or the bits and bytes, running through the protocol layer of a network.

         We sell our products to more than 2000 customers through our direct sales force and indirectly through distribution channels. Cost of sales include raw materials, salaries and related expenses for direct and indirect manufacturing personnel and manufacturing overhead.

         Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, management information systems, human resources and other corporate expenses.

         Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel as well as fees paid to third-party consultants. We are eligible to receive research and development (R&D) tax credits and government grants. Related R&D tax credits and government grants are recorded as a reduction of gross R&D expenses.

RESULTS OF OPERATIONS

         The following table sets forth certain Canadian GAAP consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

                                                               $                                       %
YEARS ENDED AUGUST 31,                           1999         2000        2001          1999         2000       2001
-----------------------------------------------------------------------------------------------------------------------
Sales ....................................   $  42,166    $  71,639    $ 146,013        100.0%      100.0%     100.0%
Cost of Sales ............................      14,998       24,712       54,946         35.6        34.5       37.6
-----------------------------------------------------------------------------------------------------------------------

Gross margin .............................      27,168       46,297       91,067         64.4        65.5       62.4
-----------------------------------------------------------------------------------------------------------------------
Operating expenses
  Selling and administrative .............      13,279       24,304       46,236         31.5        33.9       31.7
  Net research and development ...........       4,315        6,402       13,601         10.2         8.9        9.3
  Amortization of property, plant
  and equipment ..........................         857        1,451        3,559          2.0         2.0        2.4
  Amortization of intangible assets ......          41           47        9,876          0.1         0.1        6.8
  Non-recurring expenses .................          --           --        3,288           --          --        2.3
-----------------------------------------------------------------------------------------------------------------------

Earnings from operations .................       8,676       14,723       14,507         20.6        20.6        9.9
Interest income, net .....................         136        1,480        6,098          0.3         2.1        4.2
Foreign exchange gain (loss) .............        (506)        (684)       3,327         (1.2)       (1.0)       2.3
-----------------------------------------------------------------------------------------------------------------------

Earnings before income taxes and
amortization of goodwill .................       8,306       15,519       23,932         19.7        21.7       16.4

Income taxes .............................       2,492        5,298        8,150          5.9         7.4        5.6
-----------------------------------------------------------------------------------------------------------------------
Earnings before amortization of
goodwill .................................       5,814       10,221       15,782         13.8        14.3       10.8
Amortization of goodwill .................          --          297       31,076           --         0.4       21.3
-----------------------------------------------------------------------------------------------------------------------

Net earnings (loss) for the year .........   $   5,814    $   9,924    $ (15,294)        13.8%       13.9%     (10.5%)
-----------------------------------------------------------------------------------------------------------------------

Basic and diluted net earnings
(loss) per share .........................   $    0.14    $    0.25    $   (0.29)

Research and development data:
Gross research and development ...........   $   6,390    $   9,374    $  17,601         15.2%       13.1%      12.1%
Net research and development .............   $   4,315    $   6,402    $  13,601         10.2%        8.9%       9.3%
-----------------------------------------------------------------------------------------------------------------------

Other data (unaudited):
Adjusted net earnings* ...................   $   5,843    $  10,252    $  24,463         13.9%       14.3%      16.8%
Basic and diluted adjusted net
earnings per share* ......................   $    0.14    $    0.26    $    0.46

* net earnings excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

SALES

         Sales totalled $146.0 million, $71.6 million and $42.2 million in fiscal 2001, 2000 and 1999, respectively. Sales increased 104% in fiscal 2001 compared to 2000 due to increased demand for our Industrial and Scientific products as well as our Portable and Monitoring products, market acceptance of several products launched in 2001 and the impact of the Burleigh Instruments and EXFO Photonic Solutions acquisitions completed during the year. In addition, the increase in sales of our Industrial and Scientific products significantly affected our top line because these products have a higher average selling price than Portable and Monitoring products.

         Altogether, Industrial and Scientific products accounted for almost 50% of our sales in fiscal 2001 compared to just over 30% in 2000. In fiscal 2002, we expect our Portable and Monitoring products to regain a larger share of our total sales due to continued carrier spending and the impact of the Avantas acquisition in the second half of the year. Although telecommunication carriers have lowered their capital expenditures for network deployment, they are upgrading networks by adding DWDM channels and increasing data transmission rates. As a result, they still need to purchase test and measurement equipment to ensure network reliability. The Avantas acquisition will initially benefit the Portable and Monitoring Division, but it should eventually increase sales in the Industrial and Scientific Division.

         Accepted orders increased 53% to $132.1 million in fiscal 2001 from $86.2 million for 2000. Our book-to-bill ratio, however, decreased 25% to 0.90 in fiscal 2001 compared to 1.20 in 2000. The decrease in our book-to-bill ratio reflects the downturn in the telecommunications industry, which began impacting our booking in the third quarter of 2001.

         In fiscal 2000, sales increased 70% compared to 1999. Growth in sales was mainly due to increased demand for our Industrial and Scientific products as well as a general sales increase in our other products.

         North American sales accounted for 58.3%, 61.6% and 56.3% of global sales in fiscal 2001, 2000 and 1999, respectively. International sales represented 41.7%, 38.4% and 43.7% of global sales in fiscal 2001, 2000 and 1999, respectively. The increase in international sales in fiscal 2001 compared to 2000 mainly reflects our sustained efforts to develop the Asian market. We almost tripled our sales in this region and added service centers in Beijing and Singapore to better serve our customers. The jump in North American sales in fiscal 2000 compared to 1999 was the result of our ability to exploit a robust economy in that region during that period.

         We sell our products to a broad range of customers including telecommunication carriers, optical component and system manufacturers as well as research and development laboratories. No customer accounted for more than 6.4%, 5.8% and 6.8% of sales in fiscal 2001, 2000 and 1999, respectively.

GROSS MARGIN

         Gross margin amounted to 62.4%, 65.5% and 64.4% of sales for fiscal 2001, 2000 and 1999, respectively. Despite the increase in sales of Industrial and Scientific products, which tend to be slightly higher-margin products, gross margin decreased in fiscal 2001 compared to 2000 due to a number of reasons. First of all, we significantly increased our manufacturing capacity as well as hired and trained related manufacturing employees to face current and future demand for our products. Secondly, we re-engineered our manufacturing processes to be more cost-effective and to better mitigate the impact of potential pricing pressure in the future. Thirdly, we acquired EXFO Photonic Solutions, which operates in a market that has relatively lower-margin products. Finally, the slowdown in the telecommunications industry, which affected us mostly in the last quarter of fiscal 2001, prevented us from a better absorption of our fixed costs.

         The improvement in gross margin in fiscal 2000 compared to 1999 reflects the increase in government grants earned in 2000, increased sales of higher-margin products and our cost-reduction manufacturing programs.

         Gross margin can be negatively affected by competitive pricing pressure, increases in component costs and obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of manufacturing fixed costs and increases in product offerings by other suppliers in the fiber-optic test, measurement and automation industry.

SELLING AND ADMINISTRATIVE

         Selling and administrative expenses reached $46.2 million, $24.3 million and $13.3 million for fiscal 2001, 2000 and 1999, respectively. As a percentage of sales, selling and administrative expenses amounted to 31.7%, 33.9% and 31.5% for fiscal 2001, 2000 and 1999, respectively. The dollar increase for fiscal 2001 compared to 2000 is directly related to higher commissions resulting from increased sales activity, increased promotional and marketing expenses, expenses to consolidate our sales force in Asia, expenses related to running a public company and the impact of the Burleigh Instruments and EXFO Photonic Solutions acquisitions. The percentage decrease is mainly due to a better absorption of these expenses because sales are increasing at a faster rate than selling and administrative expenses.

         The increase in selling and administrative expenses in fiscal 2000 compared to 1999 reflects increased personnel expenses for sales and marketing staff, increased expenses related to customer support, increased sales commissions related to higher sales, increased promotional and marketing expenses as well as the expenses related to running a public company since June 2000. Considering current market conditions, efforts will be undertaken to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, marketing and customer service teams, integrate our acquired companies and satisfy our customers.

RESEARCH AND DEVELOPMENT

         Gross R&D expenses totalled $17.6 million, $9.4 million and $6.4 million for fiscal 2001, 2000 and 1999, respectively. As a percentage of sales, gross R&D expenses were 12.1%, 13.1% and 15.2% for fiscal 2001, 2000 and 1999, respectively. The increase in gross R&D dollars in fiscal 2001 compared to 2000 reflects our commitment to innovation by hiring additional R&D personnel as well as by the acquisitions of Burleigh Instruments and EXFO Photonic Solutions. Taking into account these acquisitions, we added 95 employees to our R&D departments in fiscal 2001, supporting our continued focus on innovative product development. Our sustained efforts in R&D allowed us to launch more than 20 new products in 2001. Altogether, 46% of our sales in fiscal 2001 originated from products that have been on the market for two years or less. This figure confirms our dedication to innovation and our anticipation of customers' needs and expectations.

         The decrease, as percentage of sales, in fiscal 2001 compared to 2000 is mainly due to the fact that sales increased at a faster rate than R&D expenses during this period.

         The increase in R&D dollars in fiscal 2000 compared to 1999 reflects the hiring of additional personnel to develop new products and enhance current ones. During fiscal 2000, we added 45 employees to our R&D Department.

         Tax credits and grants from federal, provincial and state governments for R&D activities were $4.0 million, $3.0 million and $2.1 million for fiscal 2001, 2000 and 1999, respectively. The increase in tax credits and grants in fiscal 2001 compared to 2000 is directly related to the hiring of additional R&D personnel as well as the impact of the EXFO Photonic Solutions acquisition. The increase in tax credits and grants in fiscal 2000 compared to 1999 is the result of hiring additional R&D personnel.

         Tax credits and grants, as a percentage of gross R&D expenses, were 22.7%, 31.7% and 32.5% for fiscal 2001, 2000 and 1999, respectively. The decrease in fiscal 2001 compared to 2000 is related to a reduction in the effective tax credit rate and grants on R&D carried out in Canada. It should be noted that R&D carried out by US-based Burleigh Instruments is not eligible for tax credits. As a result, the gross R&D percentage was further reduced in fiscal 2001.

         In terms of net R&D expenses, they amounted to 9.3%, 8.9% and 10.2% of sales for fiscal 2001, 2000 and 1999, respectively. We expect to continue investing heavily in R&D in the upcoming year, reflecting our focus on innovation and our desire to exceed our customers' needs and expectations.

AMORTIZATION OF INTANGIBLE ASSETS

         In conjunction with the acquisitions of Burleigh Instruments and EXFO Photonic Solutions, we recorded $54.7 million in intangible assets primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years, resulted in an amortization expense of $9.9 million in fiscal 2001.

NON-RECURRING EXPENSES

         In June 2001, we implemented a structured plan to reduce costs and increase efficiency in order to align our cost structure to market conditions and be better positioned amidst a challenging environment.

         Under this plan, we incurred non-recurring expenses of $3.3 million, including $0.8 million in severance expenses for the 245 employees who were terminated and $2.5 million in unused facilities and assets. No such expenses were incurred in fiscal 2000 and 1999.

         This plan should enable us to reduce our operating expenses by approximately $8 million in fiscal 2002.

INTEREST INCOME, NET

         Interest income amounted to $6.1 million, $1.5 million and $0.1 million for fiscal 2001, 2000 and 1999, respectively. The increase in our interest income results solely from short-term investments of the remaining net proceeds of our Initial Public Offering on June 29, 2000. The increase in interest income is somewhat offset by interest expenses and bank charges related to borrowings under our lines of credit. Our interest income will decrease in fiscal 2002 because we used short-term investments to pay for cash considerations in recent acquisitions and because interest rates may continue to drop.

FOREIGN EXCHANGE GAIN (LOSS)

         Foreign exchange gain amounted to $3.3 million in fiscal 2001 compared to foreign exchange losses of $0.7 million in 2000 and $0.5 million in 1999.

         The foreign exchange gain in fiscal 2001 can be mostly attributed to the disposal of short-term investments denominated in US dollars and to the foreign exchange impact on operating activities of Canadian entities denominated in currencies other than the Canadian dollar. Foreign exchange losses incurred in fiscal 2000 and 1999 are solely due to the foreign exchange impact on operating activities of Canadian entities denominated in currencies other than the Canadian dollar.

INCOME TAXES

         Our effective income tax rates were 34.1%, 34.1% and 30.0% for fiscal 2001, 2000 and 1999, respectively. Our effective income tax rate was flat in fiscal 2001 compared to 2000. The increase from fiscal 1999 to 2000 can be attributed to a decrease in our manufacturing and processing deduction.

AMORTIZATION OF GOODWILL

         In conjunction with the acquisitions of Burleigh Instruments and EXFO Photonic Solutions, we recorded $248.5 million in goodwill. Goodwill, which is amortized over five years, resulted in an amortization expense of $31.1 million in fiscal 2001.

NET EARNINGS (LOSS)

         Net loss amounted to $15.3 million in fiscal 2001 compared to net earnings of $9.9 million in 2000 and $5.8 million in 1999. In terms of per share amounts, we recorded a net loss of $0.29 in fiscal 2001 compared to net earnings of $0.25 in 2000 and $0.14 in 1999.

ADJUSTED NET EARNINGS

         As a measure to assess financial performance, we use adjusted net earnings and adjusted net earnings per share. Adjusted net earnings represent net earnings excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses. Adjusted net earnings amounted to $24.5 million, $10.3 million and $5.8 million in fiscal 2001, 2000 and 1999, respectively. In terms of adjusted net earnings per share, it reached $0.46, $0.26 and $0.14 in fiscal 2001, 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         Prior to our Initial Public Offering, we had financed operations and met our capital expenditure requirements mainly through cash flows from operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares at a price of US$26.00 per share in the United States and Cdn$38.55 per share in Canada. Total proceeds, including the over-allotment option exercised by the underwriters, were approximately US$209 million.

CASH POSITION AND SHORT-TERM INVESTMENTS

         As at August 31, 2001, cash and cash equivalents as well as short-term investments consisted of $74.6 million. Our working capital was at $130.3 million. The announced acquisition of Avantas Networks Corporation will be partially financed with $8.0 million of cash on hand.

OPERATING ACTIVITIES

         Cash flows provided by operating activities were $3.1 million in fiscal 2001 compared to cash flows used of $4.0 million in 2000 and cash flows provided of $3.7 million in 1999. Cash flows provided by operating activities in fiscal 2001 were primarily due to net earnings after items not affecting cash and cash equivalents of $24.5 million. This figure was mainly offset by an increase of $20.3 million in inventories required to ensure minimal manufacturing and delivery lead times.

         Cash flows used in operating activities in fiscal 2000 were primarily due to net earnings after items not affecting cash and cash equivalents of $10.9 million. This figure was mainly offset by an increase of $10.5 million in accounts receivable, resulting from higher volumes of sales and $10.7 million in inventories that were required to ensure minimal manufacturing and delivery lead times.

         The major items not affecting cash and cash equivalents consisted of net amortization expenses of $43.9 million for fiscal 2001 and $1.0 million for 2000.

FINANCING ACTIVITIES

         Cash flows used in financing activities were $4.6 million in fiscal 2001 compared to cash flows provided of $172.9 million in 2000 and cash flows used of $3.3 million in 1999. Cash flows used in financing activities in fiscal 2001 were mainly due to the repayment of bank advances and long-term debt of $5.4 million. Considering these repayments, we have available credit facilities as at August 31, 2001 that provide for advances of up to $11.4 million under lines of credit. These lines of credit bear interest at prime rate.

         Cash flows provided by financing activities in fiscal 2000 were the result of the net proceeds of our Initial Public Offering of $192.9 million less the dividends paid of $17.6 million. Cash flows used in financing activities in fiscal 1999 were due to the payment of $3.2 million in dividends that were declared that year. We do not foresee payments of additional dividends during the next three fiscal years.

INVESTING ACTIVITIES

         Cash flows provided by investing activities were $9.2 million in fiscal 2001 compared to cash flows used of $169.0 million in 2000 and $1.2 million in 1999.

         In fiscal 2001, we disposed of $93.4 million in short-term investments to finance the $15.9 million purchase of property, plant and equipment as well as to pay the cash consideration of $68.3 million for the Burleigh Instruments and EXFO Photonic Solutions acquisitions. Despite these investments, the disposal of short-term investments generated net cash flows of $9.2 million in fiscal 2001.

         The purchases of $159.8 million in short-term investments from the net proceeds of our Initial Public Offering and of $7.2 million in property, plant and equipment explain the use of cash flows for investing activities in fiscal 2000. In fiscal 1999, the purchase of $1.2 million in property, plant and equipment explain the use of cash flows in investing activities. As at August 31, 2001, property, plant and equipment amounted to $27.1 million, while intangible assets and goodwill related to the acquisitions of Burleigh instruments and EXFO Photonic Solutions totalled $264.2 million, net of related accumulated amortization.

OUTLOOK

         We believe that our existing cash balances and short-term investments, together with cash flows from operations and available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for the upcoming year, taking into account the cash consideration to be paid for the previously announced acquisition of Avantas Networks. However, possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on terms satisfactory to us.

NEW ACCOUNTING STANDARDS

         On August 1, 2001, the Canadian Institute of Chartered Accountants issued section 1581 "Business Combinations," which supersedes section 1580, and issued section 3062 "Goodwill and Other Intangible Assets." Section 1581 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against these new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets.
Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceed their fair value. This section will be adopted on September 1, 2002.

         The impact of adopting section 3062 will allow us to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $50 million. Moreover, we will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to deficit. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.

         Under US GAAP, any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings.

         For more details on new US accounting standards, see note 19 to our consolidated financial statements.

RISKS AND UNCERTAINTIES

         Over the past few years, we have been successful in maintaining a strong rate of growth by effectively managing our activities, by focusing on the research and development of new and innovative products, by penetrating international markets, by seeking and closing important strategic acquisitions and, finally, by attracting and retaining highly skilled employees. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the fiber-optic test, measurement and automation industry involve the quick development of new products that have short lifecycles and require extensive research and development; the difficulty of attracting and retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to maintain or increase our growth.

         In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

         Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these companies as well as their products, technologies and personnel.

         We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses of certain international subsidiaries, the purchase of raw materials in US dollars and forward exchange contracts. (See note 18 to our consolidated financial statements).

         Also, an economic slowdown in our industry could result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments which potentially subject us to credit risks consist principally of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations and units of a low-risk mutual fund. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote. (See Item 3 for a list of risk factors).

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information about our executive officers, senior managers and directors as of December 31, 2001.

             NAME AND
      MUNICIPALITY OF RESIDENCE                POSITIONS WITH EXFO
      -------------------------      -------------------------------------------

      GERMAIN LAMONDE                Chairman of the Board, President and Chief
      Cap-Rouge, Quebec              Executive Officer

      PIERRE PLAMONDON, CA           Vice-President, Finance and Chief Financial
      Quebec City, Quebec            Officer

      MARIO LAROSE                   Vice-President, Marketing
      Laval, Quebec

      STEPHEN BULL                   Vice-President, Research and Development
      Lac-Beauport, Quebec

      JEAN-FRANCOIS BOULET           Vice-President, Human Resources
      Montmagny, Quebec

      BRUCE BONINI                   Vice-President, North American Sales
      Fairview, Texas

      JUAN-FELIPE GONZALEZ           Vice-President, International Sales
      Singapore

      GREGORY SCHINN                 Chief Technology Officer
      Quebec City, Quebec

      PIERRE MARCOUILLER             Director
      Magog, Quebec

      DAVID A. THOMPSON              Director
      Horseheads, New York

      ANDRE TREMBLAY                 Director
      Outremont, Quebec

      MICHAEL UNGER                  Director
      Woodbridge, Ontario

      KIMBERLEY ANN OKELL            Secretary and Legal Counsel
      Quebec City, Quebec

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

         PIERRE MARCOUILLER has served as our director since May 2000. Mr. Marcouiller is Chairman of the Board and Chief Executive Officer of Camoplast Inc., a supplier of components to the recreational and motorized vehicle and automotive parts markets. He is the founder and has been sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996. Mr. Marcouiller worked with Venmar Ventilation Inc., a private ventilation equipment manufacturer, from January 1983 to December 1996. Mr. Marcouiller was the controlling shareholder of Venmar from 1991 to 1996 and held the position of President and General Manager of Venmar from December 1986 to December 1996. Mr. Marcouiller is also a director of Heroux-Devtek Inc., a publicly traded company that manufactures aerospace and industrial turbines, and holds directorships in other privately held companies. Mr. Marcouiller holds a bachelor's degree in Business Administration from Universite du Quebec a Trois-Rivieres in Canada and a Master in Business Administration from Sherbrooke University in Canada.

         DAVID A. THOMPSON has served as our director since June 2000. He has held various positions with Corning Inc., a manufacturer of optical fiber and other products for the telecommunications, television and other communications-related industries, since 1976. Mr. Thompson was the Director -- Technology and Strategy of Corning's Components Business-Photonic Technologies since March 1995, after which he acted as Director, Operations and Project Management for the Optical Physics Technology Directorate and in February 2001, he was named Division Vice President Strategy and Innovation. Mr. Thompson holds a bachelor's degree in Chemistry from the Ohio State University, in the United States, and a doctorate in Inorganic Chemistry from the University of Michigan, in the United States.

         ANDRE TREMBLAY has served as our director since May 2000. He has been President and Chief Executive Officer of Microcell Telecommunications Inc., a wireless telecommunications provider, since May 1995. Mr. Tremblay has been a member of the board of directors of Microcell since November 1995. In addition, Mr. Tremblay is a member of the executive committee and a member of the board of directors of Telesystem Ltd. and, since 1992, Executive Vice-President of Telesystem Ltd. Prior to joining Telesystem Ltd., a privately-held holding company, Mr. Tremblay was a tax partner and member of the management committee of Raymond, Chabot, Martin, Pare, a Canadian accounting firm. Mr. Tremblay is also a member of the Boards of Directors of Telesystem International Wireless Inc., a global mobile communications company; Boomerang Tracking Inc., a publicly traded company that assembles, markets and distributes a cellular-based asset tracking system; and SignalGene Inc., a genomics-based drug discovery company. Mr. Tremblay holds a bachelor's degree in Business Administration and a license in Accounting from Laval University in Canada, as well as a master's degree in taxation from Sherbrooke University in Canada. He also completed the Advanced Management Program offered by the Harvard Business School in the United States.

         MICHAEL UNGER has served as our director since May 2000. He worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, a position he held from May 1998 to April 2000. Prior to this appointment, Mr. Unger was Nortel's Group Vice-President, Transport Networks from March 1990 to May 1998. Mr. Unger also serves on the board of Tundra Semiconductor Corporation a publicly traded company with its shares listed on The Toronto Stock Exchange that designs, develops and markets networking and network access technology for use by communications infrastructure equipment companies. He is also a member of the boards of a number of privately-held companies active in the areas of photonic and optical components, optical network systems and solutions for cable operators and other communications service providers. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.

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

B.       COMPENSATION

DIRECTOR COMPENSATION

         In the financial year terminated August 31, 2001, our directors who are not officers or employees received annual compensation of C$18,000 comprised of cash, the equivalent value of our subordinate voting shares under our directors' compensation plan or options to purchase some of our subordinate voting shares under our stock option plan. Directors who are also committee members received additional annual compensation of C$3,000 per committee and committee chairpersons received C$5,000 annually comprised of cash, the equivalent value of our subordinate voting shares under our directors' compensation plan or options to purchase some of our subordinate voting shares under our stock option plan. Fees of C$1,000 (US$655) for each meeting of the Board of Directors or of a Committee attended by them in person and fees of C$500 (US$327) if such participation was made by telephone were also paid. All directors will be reimbursed for traveling and other expenses incurred in connection with attendance at meetings.

         As partial remuneration for the financial year ended August 31, 2001, a total of 20,359 options were granted under our Stock Option Plan in October 2001 to directors who are not employees.

         For the financial year commencing September 1, 2001, the annual compensation of directors who are not officers or employees was increased to C$25,000 payable by way of cash, the equivalent value of our subordinate voting shares under our director's compensation plan or options to purchase some of our subordinate voting shares under our stock option plan. In addition, such directors each received 12,500 options under our stock option plan as partial compensation for the financial year commencing September 1, 2001.

EXECUTIVE COMPENSATION

         The table below shows certain compensation information for Mr. Germain Lamonde, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended August 31, 2001 (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

                                             SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------
                                                                            OTHER ANNUAL    SECURITIES       ALL OTHER
       NAME AND PRINCIPAL            FINANCIAL      SALARY       BONUS(1)   COMPENSATION      UNDER        COMPENSATION
            POSITION                    YEAR        (US$)         (US$)        (US$)       OPTIONS(2)(#)     (US$)(3)
------------------------------------------------------------------------------------------------------------------------
Germain Lamonde, President and          2001       180,044        99,024         -            5,080                -
Chief Executive Officer
                                        2000       134,932        63,566         -           25,402                -


Bruce Bonini,                           2001       272,678(4)     33,450         -           82,780            4,565
Vice-President,
North American Sales                    2000       309,801        20,000         -            3,900            6,768


Juan-Felipe Gonzalez,                   2001       204,781(5)    129,629(8)      -           45,630                -
Vice-President,
International Sales                     2000       153,502        15,879         -            6,900                -


David J. Farrell,                       2001       184,500(6)     16,326(9)      -           40,000            4,513(9)
President, Burleigh
Instruments, Inc.

William S. Gornall,                     2001       135,000(7)     11,874(9)      -           30,000            3,332(9)
Vice-President of
Technology, Burleigh
Instruments, Inc.

------------------------

(1) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

(2) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the financial year indicated.

(3) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or the 401K plans, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.

(4) This amount includes an amount of US$28,654 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(5) This amount includes an amount of US$4,935 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(6) This amount represents Mr. Farrell's base annual salary. Since he joined the Corporation on December 20, 2000, the base salary paid to him for the financial year ended August 31, 2001 amounted to US$134,097.

(7) This amount represents Mr. Gornall's base annual salary. Since he joined the Corporation on December 20, 2000, the base salary paid to him for the financial year ended August 31, 2001 amounted to US$99,193.

(8) This amount includes an amount of US$2,771 paid as a retroactive adjustment to bonus for the financial year ended August 31, 2000.

(9) These are the amounts paid or payable for the financial year ended August 31, 2001 to Messrs Farrell and Gornall, as applicable, since December 20, 2000, the date that they joined the Corporation.

         The following table indicates additional information on the options granted to our Named Executive Officers during the 2001 fiscal year.

                                                PERCENTAGE
                                                  OF NET
                                                 TOTAL OF                       MARKET VALUE OF
                                                  OPTIONS                          SECURITIES
                               SECURITIES       GRANTED TO       EXERCISE OR       UNDERLYING
                             UNDER OPTIONS     EMPLOYEES IN         BASE         OPTIONS ON THE
                               GRANTED(1)     FINANCIAL YEAR   PRICE(2) (US$/    DATE OF GRANT
           NAME                   (#)               (%)           SECURITY)     (US$/SECURITY)(3)      EXPIRATION DATE
-------------------------    -------------    --------------   --------------   -----------------    -------------------
Germain Lamonde                  5,080            0.28 %            $22.25           $23.56          January 10, 2011

Bruce Bonini                    20,000            1.10 %            $45.94           $48.19          September 13, 2010
                                30,000            1.67 %            $34.07           $36.88          October 11, 2010
                                32,780            1.82 %            $22.25           $23.56          January 10, 2011

Juan-Felipe Gonzalez            15,000            0.83 %            $45.94           $48.19          September 13, 2010
                                15,000            0.83 %            $34.07           $36.88          October 11, 2010
                                15,630            0.87 %            $22.25           $23.56          January 10, 2011

David J. Farrell                40,000            2.22 %            $22.62           $19.69          December 20, 2010
William S. Gornall              30,000            1.67 %            $22.62           $19.69          December 20, 2010

------------------------

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

(3) Based on the closing price on the NASDAQ National Market on the date of the grant.

EMPLOYMENT AGREEMENTS

         We have an employment agreement with Germain Lamonde. The agreement provides for Mr. Lamonde's employment as President and Chief Executive Officer at a base salary applicable from September 1, 2000 to August 31, 2001 of C$275,000 (approximately $180,044) per year. In addition, a bonus of C$137,500 (approximately $90,022) will be payable if performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of the termination of Mr. Lamonde's employment other than for cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options.

         We also have employment agreements with Mr. Bruce Bonini and Mr. Juan-Felipe Gonzalez, and Burleigh has employment agreements with David J. Farrell and William S. Gornall.

         The agreement with Mr. Bonini provides for Mr. Bonini's employment as Vice-President, North American Sales at a base salary of $145,000, plus commissions of $100,000 if sales objectives are met, for the period from September 1, 2000 to August 31, 2001. If sales objectives are exceeded, commissions will be greater. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totaling $39,000 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In the event Mr. Bonini's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us, Mr. Bonini may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 125% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement with Mr. Gonzalez provides for Mr. Gonzalez's employment as Vice-President International Sales at a base salary of $110,000, plus commissions on sales of $72,540, for the period from September 1, 2000 to August 31, 2001. If sales objectives are exceeded, commissions will be greater. Upon Mr. Gonzalez's move to Singapore, effective March 1, 2001, the agreement provides that the annual base salary is $120,753 to take into account cost of living differences. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totaling $140,500 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In addition, Mr. Gonzalez shall be paid a bonus of C$750,000 if he has not voluntarily resigned or been dismissed with cause prior to September 2003. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement between Burleigh and Mr. Farrell provides for Mr. Farrell's employment as President of Burleigh at an annual base salary of $184,500. In addition, a bonus of $16,326 was payable based on Burleigh's performance for the financial year ended August 31, 2001. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Farrell's employment other than for cause, Mr. Farrell will be entitled to severance payments equivalent to 6 months of remuneration. In the event of Mr. Farrell's termination due to a merger or acquisition by a third party of substantially all of Burleigh's assets or of the majority of its share capital, Mr. Farrell shall be entitled to severance benefits ranging from 6 to 12 months of remuneration, based on his length of service with Burleigh since such merger or acquisition.

         The agreement between Burleigh and Mr. Gornall provides for Mr. Gornall's employment as Vice-President of Technology of Burleigh at an annual base salary of $135,000. In addition, a bonus of $11,874 was payable based on Burleigh's performance for the financial year ended August 31, 2001. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Gornall's employment other than for cause, Mr. Gornall will be entitled to severance payments equivalent to 6 months of remuneration. In the event of Mr. Gornall's termination due to a merger or acquisition by a third party of substantially all of Burleigh's assets or of the majority of its share capital, Mr. Gornall shall be entitled to severance benefits ranging from 6 to 12 months of remuneration, based on his length of service with Burleigh since such merger or acquisition.

STOCK OPTION PLAN

         We have a stock option plan for our directors, executive officers, employees and consultants and those of our subsidiaries as determined by our board of directors, to attract and retain competent directors, executive officers, employees and consultants motivated to work toward ensuring our success and to encourage them to acquire our shares.

         All of the options that will be granted under the plan must be exercised within a maximum period of ten years following the grant date of the options or they will be forfeited. The board of directors will designate the recipients of options and determine the number of subordinate voting shares covered by each of these options, the date of vesting of each option, the exercise price of each option, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. The price at which the subordinate voting shares may be purchased under the plan will not be lower than the highest of the closing prices of the subordinate voting shares on the stock exchanges where the subordinate voting shares are listed at the date preceding the date of grant.

         The maximum number of subordinate voting shares that is issuable under the plan may not exceed 4,470,961 shares, which represents 7.3 % of our issued and outstanding share capital as at December 31, 2001. The maximum number of subordinate voting shares that may be granted to any individual may not exceed 5% of the outstanding subordinate voting shares. The board of directors may accelerate the vesting of any or all outstanding options of any or all options upon the occurrence of a change of control.

         The aggregate number of subordinate voting shares covered by options granted during the financial year ended August 31, 2001 was 1,804,497 (net of cancelled options due to employment terminations) at a weighted average exercise price of $29.00 (C$44.29) per subordinate voting share. At the end of the financial year ended August 31, 2001, there were 2,414,231 subordinate voting shares covered by options granted and outstanding pursuant to the stock option plan. Following these grants, and net of cancelled options for departures, as of August 31, 2001, there were 2,056,730 options available for future grants under the plan. Since August 31, 2001 we have made the following grants to directors and employees: September 1, 2001: 60,980 options, October 10, 2001: 506,259 options, November 2, 2001: 250,000 options and December 3, 2001: 42,437 options.

         Except for certain options granted to non-employee directors of the Corporation, options vest on a cumulative basis at a rate of 25 % annually commencing on the first anniversary date of their grant and may be exercised in whole or in part once vested. Some options granted to non-employee directors vest on the first anniversary date of their grant and may be exercised in whole or in part once vested.

         In the financial year ended August 31, 2000 we had commenced a process to obtain approval for the re-pricing of options granted to employees and consultants on September 1, 2000, on September 13, 2000 and on October 11, 2000, in the respective amounts of 122,908, 313,835 and 75,000 to purchase the same amounts of subordinate voting shares at the price of

C$83.66, C$68.17 and C$51.25 respectively. Prior to obtaining shareholder approval and final approval from NASDAQ and The Toronto Stock Exchange, we learned that such re-pricing would have future negative tax implications for a large number of our employees. Management therefore withdrew its request for shareholder approval and aborted the re-pricing process.

SHARE PLAN

         In September 1998, we established a stock purchase plan for officers, directors and key employees as amended in April 2000. A total of 707,264 subordinate voting shares were issued and fully paid under the 1998 Stock Purchase Plan, having a weighted average cash consideration of C$0.98 per share. The plan provides that all shares issued under the plan are restricted as to sale and transferability for a minimum period of five years upon the date of acquisition.

         On April 3, 2000, we adopted a new share plan that replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the new share plan. The new share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class "F" shares issued under the 1998 Stock Purchase Plan. The new share plan also requires the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 256,017 subordinate voting shares that will be released between October 21, 2003 and January 20, 2004. The new share plan also provides for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The new share plan does not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The new share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market. As of August 31, 2001, 663,265 subordinate voting shares were being held in trust under the new share plan.

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

         Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Company or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares. On December 20, 2001, we issued an aggregate of 83,657 subordinate voting shares in accordance with the vesting schedule under the Plan.

         Upon a participant's termination of employment with us, or any of our affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares becomes fully vested and is no longer subject to forfeiture. However, the transfer restrictions remain in place until the occurrence of the vesting dates originally contemplated by the award.

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

STOCK APPRECIATION RIGHTS PLAN

         On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan ("SAR Plan") for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

         Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the subordinate voting shares on the date of exercise and the exercise price determined on the date of grant. No subordinate voting shares are issuable under the SAR Plan.

         The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the subordinate voting shares on The Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

         The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

         As of December 31, 2001, 22,400 SAR's had been granted.

DEFERRED PROFIT SHARING PLAN

         Under the plan, we contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the year ended August 31, 2001, the aggregate amount of contributions under the plan was $419,000 (C$642,000).

401(K) PLANS

         We maintain 401(k) plans for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plans on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plans. The 401(k) plans permit, but do not require, us to make additional matching contributions to the 401(k) plans on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. In the year ended August 31, 2001, we made an aggregate of $285,000 in matching contributions to the 401(k) plans. Contributions by employees or by us to the 401(k) plans and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plans invest the assets of the 401(k) plans in selected investment options.

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

C.       BOARD PRACTICES

BOARD OF DIRECTORS

         Our directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles of incorporation provide for a board of directors of a minimum of three and a maximum of 12 directors. Our board presently consists of five directors. Under the CANADA BUSINESS CORPORATIONS ACT, twenty-five percent of the directors and of the members of any committee of the board of directors must be resident Canadians. We have no arrangements with any of our directors providing for the payment of benefits upon their termination of service as director.

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

         Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the directors and will recommend to the board of directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our directors, executive officers and employees as a whole. In addition, the human resources committee will monitor the board's corporate governance practices and generally review the functioning of the board and the powers, mandates and performance of the committees. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. The human resources committee is composed of three independent directors: David A. Thompson, Michael Unger and Pierre Marcouiller. The chairperson of the human resources committee is Michael Unger.

D.       EMPLOYEES

         We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry. The average age of our employees is around 33 years old.

         As of December 31, 2001, we had 928 employees primarily based in Quebec, Canada, with 171 employees based outside of Canada. As of December 31, 2001, we employed 1,099 full-time employees. Three hundred and thirty-seven are involved in research and development, 354 in manufacturing, 198 in sales and marketing, 127 in general administrative positions and 83 in communications and customer support. Over the summer of 2001, we were forced to lay off a total of 245 employees as part of our efforts to reduce costs in response to a general slowdown in the telecommunications industry. In December 2001, we announced further layoffs totaling 10 % of our global workforce. Notwithstanding these layoffs, during the 12-month period ended December 31, 2001, we added 136 employees. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees are represented by a collective bargaining agreement, which expires in 2004. We have never experienced a work stoppage. We believe that relations with our employees are good.

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of December 31, 2001 by our directors, our Chief Executive Officer and our four highest compensated executive officers; and all of our directors and executive officers as a group.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

                                                                                                        TOTAL
                                          MULTIPLE VOTING SHARES       SUBORDINATE VOTING SHARES    PERCENTAGE OF
                                          BENEFICIALLY OWNED (1)        BENEFICIALLY OWNED (1)       VOTING POWER
                                       ----------------------------   ---------------------------  ---------------
                NAME                      NUMBER         PERCENT         NUMBER        PERCENT         PERCENT
-----------------------------------    -------------   ------------   ------------   ------------  ---------------
Germain Lamonde (2).............        37,900,000         100              6,351         *             94.16
Juan Felipe Gonzalez............                --          --             60,677         *               *
Bruce Bonini....................                --          --             68,299         *               *
David J. Farrell................                                          768,549        3.17             *
William S. Gornall..............                --          --            450,171        1.88             *
Pierre Marcouiller..............                --          --              3,500         *               *
David A. Thompson...............                --          --              2,600         *               *
Andre Tremblay  (3).............                --          --              7,500         *               *
Michael Unger...................                --          --                500         *               *
                                        ----------        ----         ----------     ---------       ----------
TOTAL...........................        37,900,000         100          1,368,147        5.69            94.5

------------------------
*    Less than 1%.

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

(2) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(3) The number of subordinate voting shares held of record by Andre Tremblay includes 6,650 subordinate voting shares held of record by 9044-6451 Quebec Inc. and 350 subordinate voting shares held of record by 9089-3082 Quebec Inc., companies controlled by Mr. Tremblay.

         The following table presents information regarding stock options held as of December 31, 2001 by our directors, our Chief Executive Officer and our four highest compensated executive officers.

                                  SECURITIES UNDER OPTIONS       EXERCISE PRICE (2)
              NAME                     GRANTED (1) (#)             (US$/SECURITY)              EXPIRATION DATE
--------------------------------  ------------------------       ------------------        -----------------------
Germain Lamonde.................         25,402                       $26.00                   June 29, 2010
                                          5,080                       $22.25                  January 10, 2011
                                         70,000                        $9.13                  October 10, 2011
                                         70,000

Juan Felipe Gonzalez............          6,900                       $26.00                   June 29, 2010
                                         15,000                       $45.94                 September 13, 2010
                                         15,000                       $34.07                  October 11, 2010
                                         15,630                       $22.25                  January 10, 2011
                                         15,000                        $9.13                  October 10, 2011

Bruce Bonini....................          3,900                       $26.00                   June 29, 2010
                                         20,000                       $45.94                 September 13, 2010
                                         30,000                       $34.07                  October 11, 2010
                                         32,780                       $22.25                  January 10, 2011
                                         15,000                        $9.13                  October 10, 2011

David J. Farrell................         40,000                       $22.62                 December 20, 2010
                                         10,000                        $9.13                  October 10, 2011

William S. Gornall..............         30,000                       $22.62                 December 20, 2010
                                          5,000                        $9.13                  October 10, 2011

Pierre Marcouiller..............          2,000                       $26.00                   June 29, 2010
                                            400                       $22.25                  January 10, 2011
                                         17,966                        $9.13                  October 10, 2011

David A. Thompson...............          2,000                       $26.00                   June 29, 2010
                                            400                       $22.25                  January 10, 2011
                                         15,334                        $9.13                  October 10, 2011

Andre Tremblay..................          2,000                       $26.00                   June 29, 2010
                                            400                       $22.25                  January 10, 2011
                                         17,291                        $9.13                  October 10, 2011

Michael Unger...................          2,000                       $26.00                   June 29, 2010
                                            400                       $22.25                  January 10, 2011
                                         18,168                        $9.13                  October 10, 2011

------------------------

(1)  Underlying securities: subordinate voting shares

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our share capital as of December 31, 2001 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

                                                                                              TOTAL PERCENTAGE OF
                                MULTIPLE VOTING SHARES        SUBORDINATE VOTING SHARES      ---------------------
                                BENEFICIALLY OWNED (1)          BENEFICIALLY OWNED (1)           VOTING POWER
                              --------------------------     --------------------------      ---------------------
            NAME                 NUMBER        PERCENT          NUMBER        PERCENT               PERCENT
---------------------------   ------------   -----------     ------------   -----------      ---------------------
Germain Lamonde (2)            37,900,000       100 %            6,351            *                94.16 %

Fiducie Germain Lamonde (3)     1,900,000         5 %             Nil            Nil                4.72 %

G. Lamonde Investissements
Financiers inc. (4)            36,000,000        95 %             Nil            Nil               89.44 %

------------------------
*    Less than 1%

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

(2) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(3) Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.

(4) G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.

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

         As of December 31, 2001, approximately 57.48% of our subordinate voting shares were held in bearer form and the remainder (10,003,174 subordinate voting shares) were held by 279 record holders. As of December 31, 2001, we believe approximately 46.62% of our outstanding subordinate voting shares were held in the United States.


B.       RELATED PARTY TRANSACTIONS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

         We have guaranteed the repayment of loans granted to employees by a financial institution for the purchase of our Class "F" shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2001, the total principal amount guaranteed by us is C$130,899 (approximately $85,700) and $56,200. We have outstanding loans to some of our employees up to $8,840 to finance the acquisition of our Class "F" shares. These loans are to be reimbursed no later than five years from the date of the loans. These loans accrue interest at prime rate and are secured by a pledge of the employees' shares to us.

         Except as disclosed in this section, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

LEASES

         We have entered into lease agreements with 9080-9823 Quebec inc., a company controlled by Mr. Germain Lamonde, for the manufacturing facilities located at 436 Nolin Street and the executive and administrative offices located at 465 Godin Avenue in Vanier, Quebec. These leases were renewed in December 2001, with all terms and conditions remaining the same. The table below sets forth the leased space and annual rent:

      LOCATION                SQUARE FOOTAGE        ANNUAL RENT            EXPIRY DATE
----------------------        --------------        -----------         -----------------
436 Nolin                         43,000             C$220,820          November 30, 2006
465 Godin                         24,000             C$144,000          November 30, 2006

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

         We will pay all expenses, other than underwriting discounts and commissions and taxes, in connection with the exercise of any demand registration rights or piggyback registration rights. We also will agree to indemnify any sellers and underwriters against some liabilities, including liabilities arising under applicable securities laws. Mr. Lamonde agreed not to exercise his registration rights without the prior written consent of Merrill Lynch on behalf of the underwriters of the initial public offering for a period of 180 days following June 29, 2000.

REGISTRATION RIGHTS AGREEMENT WITH BURLEIGH SHAREHOLDERS

         In December 2000 in connection with the acquisition of Burleigh, we issued registration rights to the former shareholders of Burleigh. In July 2001, we fulfilled our obligations to the former shareholders of Burleigh by filing a registration statement on Form F-3 relating to the resale of the subordinate voting shares held by the former shareholders of Burleigh. The Burleigh shareholders also have an unlimited number of piggyback registration rights in respect of their subordinate voting shares. The piggyback registration rights generally will allow the Burleigh shareholders to include all or a portion of their subordinate voting shares under any registration statement filed by us. The piggyback registration rights cease to apply on June 1, 2002.

         We will pay all expenses, other than underwriting commissions or discounts, taxes and fees and expenses of counsel and advisors to the Burleigh shareholders, in connection with the preparation and filing of any of the foregoing registration statements. We also agreed to indemnify any sellers and underwriters against some liabilities, including liabilities arising under applicable securities laws, incurred in connection with the registration statement on Form F-3.

REGISTRATION RIGHTS AGREEMENT WITH AVANTAS SHAREHOLDERS

         In November 2001, in connection with the acquisition of EXFO Protocol (formerly Avantas Networks Corporation), we issued registration rights to the former shareholders of EXFO Protocol. We agreed to file a registration statement on Form F-3 or Form F-10 in the United States prior to February 28, 2002 in order to register the resale of the shares issued to the former shareholders of EXFO Protocol.

         We will pay all expenses, other than underwriting commissions or discounts, taxes and fees and expenses of counsel and advisors to the EXFO Protocol shareholders, in connection with the preparation and filing of any of the foregoing registration statements. We also agreed to indemnify any sellers against some liabilities, including liabilities arising under applicable securities laws, incurred in connection with any of the foregoing registration statements.

ITEM 8.           FINANCIAL INFORMATION

         Consolidated financial statements: pages F-1 to F-44

         Valuation and qualifying accounts are as follows (in thousands of US dollars):

                                                          --------------------------------------
         Allowance for doubtful accounts                         YEARS ENDED NOVEMBER 30,
                                                          --------------------------------------
                                                             1999          2000          2001
                                                          -----------  -----------   -----------
         Balance - Beginning of year                      $    26      $     30      $    149
         Addition charged to earnings                          12           147         1,134
         Write off of uncollectible accounts                   (8)          (41)         (184)
         Reversal of collectible accounts                       -            (3)         (268)
         Foreign currency translation adjustment                -            16            62
                                                          -----------  -----------   -----------

         Balance - End of year                            $    30      $    149      $    893
                                                          -----------  -----------   -----------

LEGAL PROCEEDINGS

         A description of legal proceedings is set forth in Item 4 of this annual report.

DIVIDEND POLICY

         We do not currently anticipate paying dividends for at least the three next years. Our current intention is to reinvest our earnings in our business long-term growth. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of any outstanding indebtedness and will depend on our financial condition, results of operations, capital requirements and such other functions as our board of directors considers relevant.


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

         On January 16, 2002, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was $10.32 per share and the last reported sale price for our subordinate voting shares on The Toronto Stock Exchange was C$16.55 per share.

                                                       NASDAQ                    |     TSE
PERIOD                                                 HIGH            LOW       |     HIGH            LOW
                                                       --------------------------|-------------------------------------
June 29, 2000 to August 31, 2000                       92.50           26.00     |     134.00          51.00
September 1, 2000 to August 31, 2001                   57.75           11.80     |     85.00           17.82
                                                                                 |
2001 1st Quarter                                       57.75           19.19     |     85.00           29.70
2001 2nd Quarter                                       50.44           17.63     |     76.00           27.50
2001 3rd Quarter                                       39.16           21.69     |     60.50           33.80
2001 4th Quarter                                       30.53           11.80     |     46.50           17.82
                                                                                 |
2002 1st Quarter                                       15.00           9.00      |     23.80           13.49
                                                                                 |
2001 July                                              16.55           14.13     |     25.10           21.45
2001 August                                            16.76           11.80     |     25.75           17.82
2001 September                                         11.71           9.00      |     18.59           14.36
2001 October                                           12.36           8.51      |     19.50           13.49
2001 November                                          15.00           10.60     |     23.80           16.95
2001 December                                          14.00           10.96     |     22.10           17.17

ITEM 10.          ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not Applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference to our registration statement on Form F-1 (Reg. No. 333-38956).

C.       MATERIAL CONTRACTS

         Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no other material contracts.

D.       EXCHANGE CONTROLS

         Subject to the following paragraph, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our subordinate voting shares, other than withholding tax requirements.

         There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote subordinate voting shares, other than as provided by the INVESTMENT CANADA ACT, the NORTH AMERICAN FREE TRADE AGREEMENT IMPLEMENTATION ACT (Canada) and the WORLD TRADE ORGANIZATION AGREEMENT IMPLEMENTATION ACT. The INVESTMENT CANADA ACT requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the INVESTMENT CANADA ACT. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

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

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

         A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, subordinate voting shares unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

         Non-U.S. Holders will generally be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of subordinate voting shares effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption if the broker does not have actual knowledge that the holder is a U.S. holder. Payments of dividends on or proceeds from the sale of subordinate voting shares within the United States by a payor within the United States to a non-exempt U.S. or Non-U.S. Holder will be subject to backup withholding if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

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

         You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC . Although we make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

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

I.       SUBSIDIARY INFORMATION

         See Item 4.C. of this annual report.

ITEM 11.          QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

CURRENCY RISK

         We are exposed to currency risk as a result of our export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. Our exposure to foreign exchange rate fluctuations is partially hedged by operating expenses and the portion of our raw materials purchased in US dollars. In addition, we frequently enter into forward exchange contracts to sell US dollars at fixed forward rates in exchange for Canadian dollars. We enter into such contracts to manage the risk of exchange rate fluctuations between the Canadian and US dollars on cash flows related to anticipated future revenue streams and firmly committed future sales transactions denominated in US dollars. We do not enter into forward exchange contracts for trading purposes.

         The following table summarizes the forward exchange contracts in effect as at August 31, 2001, classified by expected transaction dates, none of which exceed two years. The table below presents the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be exchanged under these contracts.

                                                               YEARS ENDING
                                                                AUGUST 31,
                                                          ----------------------
                                                            2002          2003
                                                          --------      --------
Forward exchange contracts to sell US
dollars in exchange for Canadian dollars
Contractual amounts....................................   $ 15,200      $  1,800
Weighted average contractual exchange rates............     1.4969        1.5184

FAIR VALUE

         The fair value of these contracts as at August 31, 2001, based on the prevailing exchange rate at that date of $1.00 = C$1.5477, amounted to C$26,3 million compared to a contractual value of C$25,5 million, resulting in a deferred unrealized loss of C$825,000 (approximately $533,000).

INTEREST RATE RISK

         We are exposed to the impact of interest rate changes and changes in the market values of our available-for-sale securities. We do not use derivative financial instruments for our available-for-sale securities. Our available-for-sale securities consist of debt instruments issued by high-credit quality financial institutions and corporations and units of a low-risk mutual fund.
The debt instruments bear interest at fixed rate and may have their fair market value adversely impacted due to a rise in interest rate. However, due to their very short-term maturity, we consider this risk to be insignificant.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable


                                    PART II.
                                    --------


ITEM 13.          DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable

ITEM 15.          [RESERVED]

ITEM 16.          [RESERVED]


                                   PART III.
                                   ---------


ITEM 17.          FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18.          FINANCIAL STATEMENTS

         See pages F-1 to F-44

ITEM 19.          EXHIBITS


     NUMBER                              EXHIBIT
--------------    --------------------------------------------------------------

      1.1 Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      1.2 By-laws of EXFO (incorporated by reference to Exhibit 3.2 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      1.3 Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO's annual report on Form 20-F dated January 18, 2001).

      2.1 Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

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

      4.1 Agreement of Merger and Plan of Reorganization, dated as of November 4, 2000, by and among EXFO, EXFO Sub, Inc., Burleigh Instruments, Inc., Robert G. Klimasewki, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.1 of EXFO's annual report on Form 20-F dated January 18, 2001)

      4.2 Amendment No. 1 to Agreement of Merger and Plan of Agreement, dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., Burleigh Instruments, Inc., Robert G. Klimasewski, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.2 of EXFO's annual report on Form 20-F dated January 18, 2001).

      4.3 Agreement of Merger, dated as of August 20, 2001, by and among EXFO, Buyer Sub, and Avantas Networks Corporation and Shareholders of Avantas Networks corporation.

      4.4 Amendment No. 1 dated as of November 1, 2002 to Agreement of Merger, dated as of August 20, 2001, by and among EXFO, 3905268 Canada Inc., Avantas Networks Corporation and Shareholders of Avantas Networks.

      4.5 Offer to purchase shares of Nortech Fibronic Inc., dated February 6, 2000 among EXFO, Claude Adrien Noel, 9086-9314 Quebec inc., Michel Bedard, Christine Bergeron and Societe en Commandite Capidem Quebec Enr. and Certificate of Closing, dated February 7, 2000 among the same parties (including summary in English) (incorporated by reference to Exhibit 10.2 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.6 Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on Form F-3, File No. 333-65122).

      4.7 Amendment Number One, dated as of March 15, 2001, to Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit
                  4.2 of EXFO's Registration Statement on Form F-3, File No. 333-65122).

      4.8 Share Purchase Agreement, dated as of November 2, 2001 between JDS Uniphase Inc. and 3905268 Canada Inc.

      4.9 Intellectual Property Assignment and Sale Agreement between EFOS Inc., EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit 4.3 of EXFO's Registration Statement on Form F-3, File No. 333-65122).

      4.10 Offer to acquire a building, dated February 23, 2000, between EXFO and Groupe Mirabau inc. and as accepted by Groupe Mirabau inc. on February 24, 2000 (including summary in English) (incorporated by reference to Exhibit 10.3 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.11 Lease Agreement, dated December 1, 1996, between EXFO and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.4 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.12 Lease Agreement, dated March 1, 1996, between EXFO and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit10.5 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.13 Lease renewal of the existing leases between 9080-9823 Quebec inc. and EXFO, dated November 30, 2001.

      4.14 Loan Agreement between EXFO and GEXFO Investissements Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.9 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.15 Resolution of the board of directors of EXFO, dated September 1, 1999, authorizing EXFO to acquire GEXFO Distribution Internationale inc. from GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.10 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.16        Form of Promissory Note of EXFO issued to GEXFO
                  Investissements Technologiques inc. dated June 27, 2000 ) (incorporated by reference to Exhibit 10.12 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.17 Credit Agreement, dated July 6, 1995, among EXFO, National Bank of Canada and Banque Nationale de Paris(Canada), as amended on December 22, 1999 and on March 28, 2000 (including summary in English) (incorporated by reference to Exhibit 10.1 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.18 Term Loan Offer, dated March 28, 2000, among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit
                  10.11 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.119 Sale Agreement, dated September 1, 1999, between EXFO and GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.14 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.120 Purchase Agreement to acquire a building dated June 7, 2000, between EXFO and Groupe Mirabau inc. (incorporated by reference to Exhibit 10.16 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.21 Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.22        Employment Agreement of Mario Larose dated as of May 30, 2000.
                  (incorporated by reference to Exhibit 4.15 of EXFO's annual report on Form 20-F dated January 18, 2001)

      4.23 First Amending Agreement to Employment Agreement of Mario Larose dated as of September 1, 2000. (incorporated by reference to Exhibit. 4.16 of EXFO's annual report on Form 20-F dated January 18, 2001)

      4.24        Employment Agreement of Bruce Bonini dated as of September 1,
                  2000.

      4.25 Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000.

      4.26        Employment Agreement of David J. Farrell dated as of December
                  20, 2000.

      4.27 Employment Agreement of William S. Gornall dated as of December 20, 2000.

      4.28 Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.29 Stock Option Plan, dated May 25, 2000 (incorporated by Reference to Exhibit 10.7 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.30        Share Plan, dated April 3, 2000 (incorporated by reference to
                  Exhibit 10.8 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.31        Directors' Compensation Plan (incorporated by reference to
                  Exhibit 10.17 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.32 Restricted Stock Award Plan, dated December 20, 2000 (incorporated by reference to Exhibit 4.21 of EXFO's annual report on Form 20-F dated January 18, 2001).

      8.1         Subsidiaries of EXFO.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 -F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                   EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   By:    /s/ Germain Lamonde
                                          -------------------------------------
                                   Name:  Germain Lamonde
                                   Title: Chairman of the Board, President
                                          and Chief Executive Officer

                                   Date:  January 17, 2002.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
EXFO ELECTRO-OPTICAL ENGINEERING INC.


We have audited the consolidated balance sheets of EXFO ELECTRO-OPTICAL ENGINEERING INC. as at August 31, 2000 and 2001 and the consolidated statements of earnings, retained earnings (deficit) and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2001 in accordance with Canadian generally accepted accounting principles.

In addition, in our opinion, the financial statement schedule on the variation in the allowance for doubtful accounts included in Form 20-F presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



/S/ PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 21, 2001

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS

                          (in thousands of US dollars)



                                                            AS AT AUGUST 31,
                                                         ---------------------
                                                            2000       2001
                                                         ---------   ---------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                $     729   $   7,729
Short-term investments (notes 7 and 18)                    162,659      66,861
Accounts receivable (notes 7 and 18)
Trade                                                       18,272      24,531
Other                                                        2,790       3,660
Income taxes receivable (note 7)                               284          --
Inventories (notes 4 and 7)                                 18,868      44,345
Prepaid expenses                                             1,023       1,265
Future income taxes (note 15)                                  995       1,423
                                                         ---------   ---------

                                                           205,620     149,814

PROPERTY, PLANT AND EQUIPMENT (notes 5 and 7)                8,694      27,140

INTANGIBLE ASSETS AND GOODWILL (notes 6 and 7)               2,320     264,242

FUTURE INCOME TAXES (note 15)                                3,089       1,381
                                                         ---------   ---------

                                                         $ 219,723   $ 442,577
                                                         =========   =========
LIABILITIES

CURRENT LIABILITIES
Bank advances (note 7)                                   $      10   $      --
Accounts payable and accrued liabilities (note 8)           10,353      16,180
Income taxes payable                                            --       2,623
Mandatorily redeemable preferred shares (note 9)               543          --
Deferred revenue                                               395         616
Current portion of long-term debt                              152         106
                                                         ---------   ---------

                                                            11,453      19,525

DEFERRED REVENUE                                               151          --

DEFERRED GRANTS (note 13)                                    1,109       1,002

LONG-TERM DEBT (note 10)                                        16         664

FUTURE INCOME TAXES (note 15)                                   --       6,581
                                                         ---------   ---------

                                                            12,729      27,772
                                                         ---------   ---------
COMMITMENTS (note 11)


SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 12)                                    198,459     429,995

CONTRIBUTED SURPLUS                                             --       1,457

CUMULATIVE TRANSLATION ADJUSTMENT                            1,555      (8,333)

RETAINED EARNINGS (DEFICIT)                                  6,980      (8,314)
                                                         ---------   ---------

                                                           206,994     414,805
                                                         ---------   ---------

                                                         $ 219,723   $ 442,577
                                                         =========   =========


ON BEHALF OF THE BOARD


/s/ GERMAIN LAMONDE                             /s/ ANDRE TREMBLAY
-----------------------------                   ----------------------------
GERMAIN LAMONDE                                 ANDRE TREMBLAY
Chairman, President and CEO                     Chairman, Audit Committee


       The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEET

          (in thousands of US dollars, except share and per share data)

                                                                                      YEARS ENDED AUGUST 31,
                                                                              -----------------------------------------
                                                                                 1999            2000            2001
                                                                              ---------       ---------       ---------
SALES (note 16)                                                               $  42,166       $  71,639       $ 146,013

COST OF SALES                                                                    14,998          24,712          54,946
                                                                              ---------       ---------       ---------

GROSS MARGIN                                                                     27,168          46,927          91,067
                                                                              ---------       ---------       ---------

OPERATING EXPENSES
Selling and administrative                                                       13,279          24,304          46,236
Net research and development (note 13)                                            4,315           6,402          13,601
Amortization of property, plant and equipment                                       857           1,451           3,559
Amortization of intangible assets                                                    41              47           9,876
Non-recurring expenses (note 14)                                                     --              --           3,288
                                                                              ---------       ---------       ---------

TOTAL OPERATING EXPENSES                                                         18,492          32,204          76,560
                                                                              ---------       ---------       ---------

EARNINGS FROM OPERATIONS                                                          8,676          14,723          14,507

Interest income, net                                                                136           1,480           6,098
Foreign exchange gain (loss)                                                       (506)           (684)          3,327
                                                                              ---------       ---------       ---------

EARNINGS BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL                         8,306          15,519          23,932

INCOME TAXES (note 15)                                                            2,492           5,298           8,150
                                                                              ---------       ---------       ---------

EARNINGS BEFORE AMORTIZATION OF GOODWILL                                          5,814          10,221          15,782

AMORTIZATION OF GOODWILL                                                             --             297          31,076
                                                                              ---------       ---------       ---------

NET EARNINGS (LOSS) FOR THE YEAR                                              $   5,814       $   9,924       $ (15,294)
                                                                              =========       =========       =========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
           Earnings before amortization of goodwill                           $    0.14       $    0.26       $    0.30

           Net earnings (loss)                                                $    0.14       $    0.25       $   (0.29)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)                      38,001          39,951          53,014

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S) (note 17)          38,001          40,086          53,014


       The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEET

          (in thousands of US dollars, except share and per share data)


RETAINED EARNINGS (DEFICIT)
                                                             YEARS ENDED AUGUST 31,
                                                      ----------------------------------
                                                        1999         2000         2001
                                                      --------     --------     --------
BALANCE - BEGINNING OF YEAR                           $ 12,044     $ 14,592     $  6,980

ADD
Net earnings (loss) for the year                         5,814        9,924      (15,294)
                                                      --------     --------     --------

                                                        17,858       24,516       (8,314)
                                                      --------     --------     --------

DEDUCT
Dividends
           Class A shares                                2,926       17,216           --
           Class C share (note 3)                          340           --           --
           Class F shares                                   --          320           --
                                                      --------     --------     --------

                                                         3,266       17,536           --
                                                      --------     --------     --------

BALANCE - END OF YEAR                                 $ 14,592     $  6,980     $ (8,314)
                                                      ========     ========     ========

DIVIDENDS PER SHARE
           Class A shares                             $   0.08     $   0.45     $     --
           Class C share                              $    340     $     --     $     --
           Class F shares                             $     --     $   0.45     $     --


CONTRIBUTED SURPLUS
                                                             YEARS ENDED AUGUST 31,
                                                      ----------------------------------
                                                        1999         2000         2001
                                                      --------     --------     --------
BALANCE - BEGINNING OF YEAR                           $     --     $     --     $     --

ADD
Premium on resale of share capital                          --           --        1,457
                                                      --------     --------     --------

BALANCE - END OF YEAR                                 $     --     $     --     $  1,457
                                                      ========     ========     ========


       The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)

                                                                                       YEARS ENDED AUGUST 31,
                                                                           -------------------------------------------
                                                                              1999             2000             2001
                                                                           ---------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the year                                           $   5,814        $   9,924        $ (15,294)
Add (deduct) items not affecting cash and cash equivalents
      Amortization of discount on short-term investments                          --             (807)            (594)
      Amortization of property, plant and equipment                              857            1,451            3,559
      Amortization of intangible assets                                           41               47            9,876
      Foreign exchange gains on disposal of short-term investments                --               --           (3,437)
      Non-recurring expenses                                                      --               --            1,083
      Future income taxes                                                        (42)             (33)          (1,779)
      Amortization of goodwill                                                    --              297           31,076
Change in non-cash operating working capital items
      Accounts receivable                                                     (3,875)         (10,476)             447
      Income taxes receivable                                                   (381)           2,149           (2,291)
      Inventories                                                             (1,259)         (10,732)         (20,308)
      Prepaid expenses                                                          (205)            (519)             (67)
      Accounts payable and accrued liabilities                                 1,965            3,917           (3,736)
      Income taxes payable                                                      (115)              --            4,528
      Deferred revenue                                                           327              215              100
      Deferred grants                                                            533              567              (57)
                                                                           ---------        ---------        ---------

                                                                               3,660           (4,000)           3,106
                                                                           ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                                   (136)            (357)          (2,046)
Repayment of mandatorily redeemable preferred shares                              --               --             (354)
Repayment of loan from a company under common control                             --           (1,349)              --
Repayment of long-term debt                                                      (20)            (812)          (3,355)
Issuance of share capital                                                         86          209,690               --
Resale of share capital                                                           --               --            1,490
Redemption of share capital                                                       --               --              (33)
Share issue expenses                                                              --          (16,743)            (331)
Dividends paid                                                                (3,215)         (17,587)              --
                                                                           ---------        ---------        ---------

                                                                              (3,285)         172,842           (4,629)
                                                                           ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                              (33)        (519,645)        (772,808)
Proceeds from disposal of short-term investments                                  --          359,886          866,158
Additions to property, plant and equipment and intangible assets              (1,181)          (7,180)         (15,911)
Business combinations (note 3)                                                    --           (2,108)         (68,255)
                                                                           ---------        ---------        ---------

                                                                              (1,214)        (169,047)           9,184
                                                                           ---------        ---------        ---------

CHANGE IN CASH AND CASH EQUIVALENTS                                             (839)            (205)           7,661

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS              --              511             (661)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                  1,262              423              729
                                                                           ---------        ---------        ---------

CASH AND CASH EQUIVALENTS- END OF YEAR                                     $     423        $     729        $   7,729
                                                                           =========        =========        =========

SUPPLEMENTARY INFORMATION
Interest paid                                                              $    (148)       $    (480)       $    (377)
Interest received                                                          $      98        $     949        $   6,046
Income taxes paid                                                          $  (2,801)       $  (3,761)       $  (8,171)

       The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1     INCORPORATION AND NATURE OF ACTIVITIES

      The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of fiber-optic test, measurement and automation solutions for the telecommunications industry to measure the physical characteristics of optical fiber and related hardware and to automate manufacturing processes. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe, Asia and South America. The company's customers consist primarily of telecommunications carriers, optical component and system manufacturers, as well as research and development laboratories.


2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      BASIS OF PRESENTATION

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 19. The principal accounting policies of the company, which have been consistently applied, are summarized as follows:

      ACCOUNTING ESTIMATES

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

      CONSOLIDATION

      These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated.

      REPORTING CURRENCY

      The consolidated financial statements of the company were presented in Canadian dollars up to August 31, 1999. Effective September 1, 1999, the US dollar has been adopted as the reporting currency. The functional currency continues to be the Canadian dollar. The financial statements for the year ended August 31, 1999 are presented in US dollars in accordance with a translation of convenience method using the representative exchange rate as at August 31, 1999 of US$1.00 = Cdn$1.4958. The translated amount for monetary and

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      non-monetary items as at August 31, 1999 became the historical basis for those items in subsequent years.

      The financial statements as at August 31, 2000 and 2001 and for the years then ended have been translated using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenues and expenses are translated at the average exchange rate for the year. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

      FOREIGN CURRENCY TRANSLATION

      Foreign currency transactions

      Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate for the year. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.

      Foreign subsidiaries

      The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the average rate for the year. Gains and losses resulting from remeasurement are reflected in the statements of earnings.

      The financial statements of self-sustaining operations with a functional currency other than the US dollar are remeasured into the functional currency using the current rate method. Under this method, assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date and revenues and expenses are remeasured at the average rate for the year. Gains and losses resulting from remeasurement are reflected in the cumulative translation adjustment in shareholders' equity.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      Accordingly, cash flows resulting from forward exchange contract settlements are classified as cash flows from operating activities along with the corresponding cash flows being hedged.

      In 2000, the company entered into forward exchange contracts to sell Canadian dollars in exchange for US dollars. These contracts, which were speculative in nature, were carried on at fair value as at August 31, 2000. The unrealized loss on these contracts as at August 31, 2000 has been included in earnings for that year. As at August 31, 2001, the company does not hold such forward exchange contracts.

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

      INVENTORIES

      Inventories are valued at the lower of cost and net realizable value. The cost of raw materials and work in progress is determined using the first-in, first-out method. The cost of finished goods is determined using the average cost method.

      PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

      Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over their estimated useful lives as follows:

                                             TERM
           Buildings                         15 and 25 years
           Equipment                         2 to 7 years
           Leasehold improvements            Remaining lease term including
                                             lease renewal option

      The carrying value of property, plant and equipment is evaluated for impairment whenever significant events occur which may indicate an impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION

      Intangible assets include the cost of acquired in process research and development, core technology, work force and trademark, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from five to eight months for in process research and development, of five years for core technology, of one year for work force and of two years for trademark.

      Goodwill, which represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, is amortized on a straight-line basis over the estimated useful life of five years.

      Intangible assets and goodwill are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over the estimated pre-tax undiscounted future cash flows. Intangible assets and goodwill are written down for any permanent impairment in value of the unamortized portion. As at August 31, 2001, there are no events or circumstances indicating that the carrying value may not be recoverable.

      REVENUE RECOGNITION

      For products where the software is incidental, the company recognizes revenue when the products are delivered, with provisions made for estimated returns, warranties and support obligations.

      For products where software is not incidental, the revenues are separated into two categories, product and customer support revenues based upon vendor-specific objective evidence of fair value. The product revenues for these sales are recognized when the products are delivered with provisions made for estimated returns and warranties. The customer support revenues are deferred and recognized ratably over the years of the support arrangement, except where provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no upgrades of software are provided.

      ADVERTISING COSTS

      Advertising costs are expensed as incurred.

      GOVERNMENT GRANTS

      Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


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

      RESEARCH AND DEVELOPMENT EXPENSES

      All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred, net of related tax credits and government grants. Development expenses which meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated period of benefit.

      As at August 31, 2001, the company had not deferred any development costs.

      INCOME TAXES

      The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the years in which the differences are expected to reverse.

      The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

      EARNINGS (LOSS) PER SHARE

      During the year, the company adopted the Canadian Institute of Chartered Accountants (CICA) section 3500 "Earnings per Share", which requires the use of the treasury stock method in calculating diluted earnings per share and to apply the concept of contingently issuable shares. This standard has been applied retroactively and did not result in any material change to previously reported basic and diluted earnings per share.

      Basic earnings (loss) and dividends per share are determined using the weighted average number of common shares outstanding during the year, as adjusted for the effects of reorganizations of share capital in prior years.

      Diluted earnings (loss) per share are determined using the weighted average number of common shares outstanding during the year, plus the effects of dilutive potential common shares outstanding during the year. This method requires that diluted earnings (loss) per share be calculated, using the treasury stock method, as if all potential common shares had

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.

      STOCK-BASED COMPENSATION PLANS

      The company maintains stock-based compensation plans, which are described in note 12. Under accounting principles generally accepted in Canada, no compensation cost is recognized when stocks, stock options or stock awards are issued to plan participants. Any consideration received from plan participants upon the purchase of stock or the exercise of stock options or stock awards is credited to share capital. Cash amounts paid upon the exercise of stock appreciation rights are charged to earnings.

      NEW ACCOUNTING STANDARDS

      On August 1, 2001, the CICA issued section 1581 "Business combinations", which supersedes section 1580, and issued section 3062 "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. This section will be adopted on September 1, 2002.

      The impact of adopting section 3062 will allow the company to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $50,000,000. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to deficit. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


3     BUSINESS COMBINATIONS

      BUSINESS COMBINATIONS DURING 2001

      BURLEIGH INSTRUMENTS, INC.

      On December 20, 2000, the company acquired a 100% interest in Burleigh Instruments, Inc. ("Burleigh"), a U.S. company which manufactures precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at US$189,270,000, including acquisition-related costs of US$2,461,000.

      The consideration paid consisted of US$42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares for an amount of US$146,809,000.

      Furthermore, as part of this acquisition, the company established a restricted stock award plan for employees of Burleigh (note 12). This plan provides that in the event of an employee's departure, shares to be issued to this employee under the plan will be issued to Burleigh's former shareholders. In such circumstances, this issuance of shares will be recorded as additional goodwill.

      EFOS INC. (RENAMED EXFO PHOTONIC SOLUTIONS INC.)

      On March 15, 2001, the company acquired a 100% interest in EXFO Photonic Solutions Inc. ("EXFO Photonic"), a Canadian company specializing in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market. This acquisition was settled for a total consideration valued at US$110,146,000, including acquisition-related costs of US$194,000. The consideration paid consisted of US$25,194,000 in cash and the issuance of 3,700,000 subordinate voting shares for an amount of US$84,952,000.

      These acquisitions have been accounted for using the purchase method and consequently, the net earnings of Burleigh and EXFO Photonic have been included in the consolidated statement of earnings of the company from the date of acquisition of these subsidiaries, being December 20, 2000 for Burleigh and March 15, 2001 for EXFO Photonic.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the dates of acquisition as follows:

                                                                                  EXFO
                                                                BURLEIGH        PHOTONIC
                                                               ---------       ----------
           Assets acquired
                Current assets                                 $   7,092       $    9,195
                Property, plant and equipment                      4,457            1,054
                In process research and development                1,800              972
                Core technology                                   24,000           25,324
                Work force                                         1,250              907
                Trademark                                              -              421
           Liabilities assumed                                    (9,068)          (7,169)
           Future income taxes                                    (8,342)            (983)
                                                               ---------       ----------

           Net identifiable assets acquired                       21,189           29,721

           Goodwill                                              168,081           80,425
                                                               ---------       ----------

           Purchase price                                        189,270          110,146

           Less: Subordinate voting shares issued                146,809           84,952
                                                               ---------       ----------

           Cash paid                                           $  42,461       $   25,194
                                                               =========       ==========


      The fair value allocated to intangible assets acquired from Burleigh and EXFO Photonic was based upon independent valuations performed in conjunction with these acquisitions.

      The existing technology that has reached technological feasibility was classified as core technology.

      Acquired in process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use.

      The fair value of subordinate voting shares issued as part of these business combinations was determined based on the market price of the shares over a reasonable period of time before and after the dates of acquisition of the subsidiaries.

      VANGUARD TECHNICAL SOLUTIONS, INC.

      On March 16, 2001, the company, through one of its subsidiaries, Burleigh Automation Inc., acquired substantially all the assets of Vanguard Technical Solutions, Inc., a U.S. company

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      specializing in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which was settled for a total cash consideration of US$600,000 allocated to property and equipment, has been accounted for using the purchase method.

      BUSINESS COMBINATIONS DURING 2000

      NORTECH FIBRONIC INC.

      On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a Canadian company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at US$2,799,000. The consideration paid consisted of US$2,108,000 in cash, the issuance of 800,000 Class G shares which were mandatorily redeemable, for cash or subordinate voting shares at the option of the company, for an amount of US$553,000 (note 9), and a non-interest-bearing debenture in the amount of US$138,000 (note 10).

      This acquisition has been accounted for using the purchase method. The estimated fair value of assets and liabilities acquired amounted to US$2,488,000 and US$2,231,000 respectively, resulting in goodwill of US$2,542,000 related to the telecommunication core business.

      The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, being February 4, 2000.

      The mandatorily redeemable preferred shares were settled during the year for US$354,000, resulting in a purchase price adjustment of US$189,000 (note 9), which has been applied against goodwill.

      GAP OPTIQUE S.A.

      On June 1, 2000, the company acquired the 85% interest in GAP Optique S.A. held by its parent company for a cash consideration of US$16,000. The carrying value of the net assets of GAP Optique S.A. was US$19,000 as at December 31, 1999. Since the exchange occurred between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and GAP Optique S.A. have been combined using their respective carrying amounts, and financial statements of prior years have been restated as if the companies had always been combined.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      BUSINESS COMBINATION DURING 1999

      GEXFO DISTRIBUTION INTERNATIONALE INC.

      On September 1, 1998, the company acquired, from its parent company, all the issued and outstanding shares of GEXFO Distribution Internationale Inc. in exchange for 1 Class C share of the company, which was redeemed at a price of US$340,000. This holding company had two wholly-owned subsidiaries, EXFO America Inc. and EXFO Europe S.A.R.L., which market the company's products for the American and European markets.

      Since the exchange was between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and these companies have been combined using their respective carrying amounts, and financial statements of prior years have been restated as if the companies had always been combined.


4     INVENTORIES

                                                    AS AT AUGUST 31,
                                               ------------------------

                                                 2000            2001
                                               --------        --------

           Raw materials                       $ 12,057        $ 29,891
           Work in progress                       2,910           3,507
           Finished goods                         3,901          10,947
                                               --------        --------

                                               $ 18,868        $ 44,345
                                               ========        ========


5     PROPERTY, PLANT AND EQUIPMENT

                                                                  AS AT AUGUST 31, 2000
                                                   ------------------------------------------------
                                                                      ACCUMULATED
                                                     COST             AMORTIZATION           NET
                                                   --------           ------------         --------
           Land                                    $    299             $     -            $    299
           Building                                   3,442                   32              3,410
           Equipment                                  8,451                4,158              4,293
           Leasehold improvements                     1,373                  681                692
                                                   --------             --------           --------

                                                   $ 13,565             $  4,871           $  8,694

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                                                                  AS AT AUGUST 31, 2001
                                                   ------------------------------------------------
                                                                      ACCUMULATED
                                                     COST             AMORTIZATION           NET
                                                   --------           ------------         --------
           Land                                    $  2,735             $      -           $  2,735
           Buildings                                  9,077                  326              8,751
           Equipment                                 23,906                9,286             14,620
           Leasehold improvements                     2,390                1,356              1,034
                                                   --------             --------           --------
                                                   $ 38,108             $ 10,968           $ 27,140
                                                   ========             ========           ========


6     INTANGIBLE ASSETS AND GOODWILL

                                                        AS AT
                                                      AUGUST 31,
                                                        2000                    AS AT AUGUST 31, 2001
                                                      ----------       -------------------------------------
                                                                                    ACCUMULATED
                                                          NET             COST      AMORTIZATION      NET
                                                      ----------       ---------    ------------   ---------
           In process research and development        $        -       $   2,769         2,769             -
           Core technology                                     -          49,483         5,678        43,805
           Work force                                          -           2,155         1,281           874
           Other assets                                       68             637           246           391
                                                      ----------       ---------    ----------     ---------

                                                              68          55,044         9,974        45,070

           Goodwill                                        2,252         250,497        31,325       219,172
                                                      ----------       ---------    ----------     ---------

                                                      $    2,320       $ 305,541    $   41,299     $ 264,242
                                                      ==========       =========    ==========     =========


7     CREDIT FACILITIES

      The company has available credit facilities under lines of credit which provide for advances of up to Cdn$13,000,000 (US$8,400,000) and up to US$3,000,000. These facilities, which are renewable annually, bear interest at prime rate (prime rate in 2000). Accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as security against these facilities. Amounts of Cdn$15,000 (US$10,000) and nil were drawn against these facilities as at August 31, 2000 and 2001, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


8        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                         AS AT AUGUST 31,
                                                     ------------------------

                                                       2000            2001
                                                     --------        --------

           Trade                                     $  6,847        $  7,732
           Salaries and social benefits                 1,698           3,917
           Commissions                                    966           1,307
           Non-recurring expenses (note 14)                 -           1,230
           Warranty                                       392             901
           Other                                          450           1,093
                                                     --------        --------

                                                     $ 10,353        $ 16,180
                                                     ========        ========


9     MANDATORILY REDEEMABLE PREFERRED SHARES

      Authorized - unlimited as to number, without par value Preferred, non-voting, ranking in priority to subordinate and multiple voting shares, each series ranking pari passu with the preferred shares of every other series, issuable in one or more series Preferred Series 1, non-voting, redeemed on November 30, 2000.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      The following tables summarize the preferred share activity since August 31, 1998:

                                                                  CLASS C SHARE                  CLASS E SHARES
                                                            -------------------------        ------------------------        TOTAL
                                                               NUMBER          AMOUNT            NUMBER        AMOUNT        AMOUNT
      Balance as at August 31, 1998                                 -        $      -        19,000,000       $     -     $       -
           Business combination (note 3)                            1             340                 -             -           340
           Redemption                                              (1)           (340)                -             -          (340)
                Conversion of Class E shares
                into Class A shares (note 12)                       -               -       (19,000,000)            -             -
                                                            ---------       ---------        ----------       -------     ---------

           Balance as at August 31, 1999, 2000 and 2001             -       $       -                 -       $     -     $       -
                                                            =========       =========        ==========       =======     =========

                                                                  CLASS G SHARE              PREFERRED SHARES SERIES 1
                                                            -------------------------        --------------------------      TOTAL
                                                               NUMBER          AMOUNT            NUMBER        AMOUNT        AMOUNT
           Balance as at August 31, 1998 and 1999                   -       $       -                 -       $     -     $       -
                Business combination
                (note 3)                                      800,000             555                 -             -           555
                Conversion of Class G
                shares into preferred
                shares Series 1                              (800,000)           (555)          800,000           555             -
                Foreign currency
                translation adjustment                              -               -                 -           (12)          (12)
                                                            ---------       ---------        ----------       -------     ---------

                Balance as at August 31,
                2000                                                -               -           800,000           543           543
                Redemption                                          -               -          (800,000)         (354)         (354)
                Purchase price adjustment
                (note 3)                                            -               -                 -          (189)         (189)
                                                            ---------       ---------        ----------       -------     ---------

           Balance as at August 31, 2001                            -        $      -                 -   $          -   $        -
                                                            =========       =========        ==========       =======     =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


10    LONG-TERM DEBT

                                                                          AS AT AUGUST 31,
                                                                        ------------------

                                                                         2000        2001
                                                                        ------      ------
           Loans collateralized by equipment, bearing interest at
                9.6%, repayable in monthly instalments of $13,000
                including principal and interest, maturing in 2008      $    -       $ 754
           Unsecured non-interest-bearing debenture, repaid during
                the year (note 3)                                          136           -
           Unsecured non-interest-bearing loan repayable through
                July 2002                                                   32          16
                                                                        ------       -----
                                                                           168         770

           Less: Current portion                                           152         106
                                                                        ------       -----

                                                                        $   16       $ 664
                                                                        ======       =====

      As at August 31, 2001, minimum principal repayments required in each of the next five years are $106,000 in 2002, $100,000 in 2003, $110,000 in
      2004, $122,000 in 2005 and $134,000 in 2006.


11    COMMITMENTS

      The company has entered into operating leases for its premises, which expire at various dates through to 2007. Minimum rentals payable under these operating leases amount to $3,170,000 as at August 31, 2001.

      For the years ended August 31, 1999, 2000 and 2001, rental expense amounted to $344,000, $579,000 and $1,580,000, respectively.


12    SHARE CAPITAL

      Authorized - unlimited as to number, without par value
           Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares
           Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      Prior to June 29, 2000, the company's authorized share capital consisted of Class A, D and F shares.

      On September 2, 1998, the company filed articles of amendment pursuant to which the Class A shares were split on a 190,000-to-one basis. Pursuant to articles of amendment dated September 3, 1998, the 100 issued and outstanding Class E shares (note 9) were converted into Class A shares on a 190,000-to-one basis. All references to numbers of shares and per share amounts have been restated in order to reflect the share split and conversion noted above.

      On June 29, 2000, the company filed articles of amendment pursuant to which subordinate and multiple voting shares were created, the 38,000,000 issued and outstanding Class A shares were converted into 38,000,000 multiple voting shares, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares and the Class A, D and F shares were cancelled.

      The following tables summarize the share capital activity since August 31, 1998:

                                                                  CLASS A SHARES                CLASS F SHARES
                                                                                                                         TOTAL
                                                              NUMBER          AMOUNT          NUMBER       AMOUNT        AMOUNT
        Balance as at August 31, 1998                       19,000,000       $      1             --     $     --       $      --

             Conversion of Class E shares
                  into Class A shares (note 9)              19,000,000             --             --           --              --
             Issued for cash under stock purchase plan              --             --        197,588           86              86
                                                            ----------       --------        -------     --------       ---------

        Balance as at August 31, 1999                       38,000,000       $      1        197,588     $     86       $      87

             Issued for cash under stock purchase plan              --             --        509,676          390             390
             Conversion of Class F shares into
                  subordinate voting shares                         --             --       (707,264)        (476)           (476)
             Conversion of Class A shares into multiple
                  voting shares                            (38,000,000)            (1)            --           --              (1)

        Balance as at August 31, 2000 and 2001                      --       $     --             --
                                                            ==========       ========        =======     ========       =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                                                  MULTIPLE VOTING SHARES    SUBORDINATE VOTING SHARES
                                                  ----------------------    -------------------------      TOTAL
                                                    NUMBER       AMOUNT        NUMBER       AMOUNT         AMOUNT
      Balance as at August 31, 1998 and 1999               -    $      -              -    $       -    $       -

           Conversion of Class F shares into
                subordinate voting shares                  -           -        707,264          476          476
           Conversion of Class A shares into
                multiple voting shares            38,000,000           1              -            -            1
           Issued pursuant to the initial
                public offering                            -           -      8,050,000      209,300      209,300
           Share issue expenses, net of
                related income taxes of
                $5,425,000                                 -           -              -      (11,318)     (11,318)
                                                  ----------     -------     ----------    ---------    ----------

      Balance as at August 31, 2000               38,000,000           1      8,757,264      198,458      198,459

           Business combinations (note 3)                  -           -     10,188,816      231,761      231,761
           Conversion of multiple voting
                shares into subordinate
                voting shares                       (100,000)          -        100,000            -            -
           Redemption                                      -           -        (43,999)         (33)         (33)
           Resale                                          -           -         43,999           33           33
           Share issue expenses, net of
                related income taxes of
                $106,000                                   -           -              -         (225)        (225)
                                                  ----------     -------     ----------    ---------    ----------

      Balance as at August 31, 2001               37,900,000    $      1     19,046,080    $ 429,994  $   429,995
                                                  ==========     =======     ==========    =========    ==========

      STOCK PURCHASE PLAN

      The company's stock purchase plan terminated at the time of the initial public offering, being June 29, 2000. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under that plan are restricted as to sale and transferability for a period of at least five years from the date of acquisition. Prior to its initial public offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of Cdn$0.98 (US$0.68) per share. As at August 31, 2001, the company has guaranteed the repayment of third party loans totalling Cdn$218,000 (US$141,000) obtained by certain employees with respect to the purchase of Class F shares.

      STOCK OPTION PLAN

      In May, 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual cannot exceed 5% of the number of outstanding subordinate voting shares. The exercise price is the market price of the common shares on the date of grant. Options granted under the plan generally expire ten years from the date of grant. Options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. Up to October 10, 2000, the number of options which ultimately would become exercisable in any given year, and in aggregate, was dependent on the degree to which the company's financial performance objectives were met. Nevertheless, on October 10, 2000, the Board of Directors of the company amended the vesting terms for options granted pursuant to the option plan to remove the financial performance criterion. Accordingly, options granted vest over the four-year period. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

      The following table summarizes the stock option activity since May 2000:

                                                                       YEARS ENDED AUGUST 31,
                                                    -----------------------------------------------------------------
                                                                2000                              2001
                                                    ------------------------------   --------------------------------
                                                                  WEIGHTED AVERAGE                   WEIGHTED AVERAGE
                                                     NUMBER        EXERCISE PRICE       NUMBER        EXERCISE PRICE
                                                    ------------------------------   --------------------------------
           Outstanding - Beginning of year                 -        $         -         609,734        $       26
                Granted                              609,734                 26       2,153,352                29
                Forfeited                                  -                  -        (348,855)              (29)
                                                    --------        -----------      ----------        ----------

           Outstanding - End of year                 609,734        $        26       2,414,231        $       28
                                                    ========        ===========      ==========        ==========

           Exercisable - End of year                       -        $         -         510,244        $       26
                                                    ========        ===========      ==========        ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      The following table summarizes information about stock options as at August 31, 2001:

                                        OPTIONS OUTSTANDING AS AT AUGUST        OPTIONS EXERCISABLE AS AT AUGUST
                                                    31, 2001                                31, 2001
                                       -------------------------------------  ---------------------------------------
                                                         WEIGHTED AVERAGE                         WEIGHTED AVERAGE
                                                                REMAINING                                REMAINING
           EXERCISE PRICE                     NUMBER     CONTRACTUAL LIFE             NUMBER      CONTRACTUAL LIFE
           $19.19 to $29.99                 1,965,551            9.3 years           510,244              8.8 years
           $30.00 to $39.99                    72,500            9.1 years                 -                      -
           $40.00 to $49.99                   282,550              9 years                 -                      -
           $50.00 to $56.75                    93,630              9 years                 -                      -
                                       -------------------------------------  ---------------------------------------

                                            2,414,231            9.2 years           510,244              8.8 years
                                       =====================================  =======================================

      RESTRICTED STOCK AWARD PLAN

      On December 20, 2000, the company established a restricted stock award plan for employees of Burleigh. A total of 359,781 stock awards entitle employees to receive an equal aggregate number of subordinate voting shares at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The plan will expire on December 20, 2004.

      As at August 31, 2001, none of the 359,781 outstanding stock awards were exercisable.

      STOCK APPRECIATION RIGHT PLAN

      On August 4, 2001, the company established a stock appreciation right plan for certain of its employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant.

      Stock appreciation rights granted under the plan generally expire ten years from the date of grant.

      Stock appreciation rights generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

      During the year, the company granted 22,400 stock appreciation rights with a weighted average exercise price of US$29.72 and none of them were exercisable as at August 31, 2001.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      Considering the market price of the common shares of US$12.09 as at August 31, 2001, no compensation expense has been recorded in 2001 under that plan.


13    OTHER DISCLOSURES

      NET RESEARCH AND DEVELOPMENT EXPENSES

      Net research and development expenses comprise the following:

                                                               YEARS ENDED AUGUST 31,
                                                      ---------------------------------------
                                                          1999           2000           2001
                                                      ---------      ---------      ---------
           Gross research and development expenses    $   6,390      $   9,374      $  17,601
           Research and development tax credits          (1,935)        (2,436)        (3,369)
           Government grants                               (140)          (536)          (631)
                                                      ---------      ---------      ---------

                                                      $   4,315      $   6,402      $  13,601
                                                      =========      =========      =========

      OTHER GRANTS AND TAX CREDITS

      During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$388,000) towards interest costs incurred over the period from January 1, 1998 through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,434,000) over the period from January 1, 1998 through December 31, 2002, payable based on the number of full-time jobs created during the period.

      The above grants are subject to the condition that the company maintains its Canadian principal place of business within the Province of Quebec until at least December 31, 2002 and that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. During the period from January 1, 1998 to August 31, 2001, the company recognized a total of Cdn$2,820,000 (US$1,822,000) under this program, of which Cdn$1,505,000 (US$972,000) has been credited to earnings with the balance of Cdn$1,315,000 (US$850,000) having been included in deferred grants in the balance sheet.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants up to a maximum of Cdn$3,756,000 (US$2,427,000) over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that 361 jobs be created pursuant to the agreement and that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should these conditions not be met by the company, the Minister may enforce various recourse, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of Cdn$2,552,000 (US$1,649,000) under this program, of which Cdn$2,317,000 (US$1,497,000)
      has been credited to earnings with the balance of Cdn$235,000 (US$152,000) having been included in deferred grants in the balance sheet.

      Should any repayments of amounts received pursuant to these agreements be required, such repayments will be charged to earnings as the amounts of any repayments become known.

      Finally, since 2000, companies operating in the Quebec City area are eligible for a refundable tax credit granted by the government of the Province of Quebec. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has recognized a total of Cdn$3,387,000 (US$2,188,000) under this program which has been credited to earnings.

      The reduction in the company's work force described in note 14 had no effect on amounts recognized under these programs.

      Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings.

      Interest income for the years ended August 31, 1999, 2000 and 2001 is net of related government grants of $126,000, $196,000 and $15,000, respectively.

      Cost of sales for the years ended August 31, 1999, 2000 and 2001 is net of government grants of $33,000, $915,000 and $1,742,000, respectively.

      Selling and administrative expenses for the years ended August 31, 1999, 2000 and 2001 are net of government grants of $21,000, $386,000 and $260,000, respectively.

      Research and development expenses for the years ended August 31, 1999, 2000 and 2001 are net of government grants of $140,000, $536,000 and $631,000, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      DEFINED CONTRIBUTION PLANS

      The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

      o    Deferred profit sharing plan

           The company maintains a plan for eligible Canadian resident employees, that requires the company to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of gross salary to a tax-deferred registered retirement savings plan. Contributions to this plan during the years ended August 31, 1999, 2000 and 2001 amounted to Cdn$156,000 (US$104,000), Cdn$202,000 (US$137,000) and Cdn$642,000 (US$419,000),
           respectively.

      o    401K plans

           The company maintains 401K plans for eligible U.S. resident employees. Under these plans, the company may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the years ended August 31, 1999, 2000 and 2001, the company recorded contributions totalling $21,000, $23,000 and $285,000, respectively.

14    NON-RECURRING EXPENSES

      During 2001, the company implemented a structured plan to reduce costs and increase efficiency.

      Under that plan, the company recorded non-recurring expenses of $3,288,000, including $844,000 in severance expenses for the 245 employees who were terminated, $1,476,000 for unused assets and $968,000 for future payments on exit leased facilities. These expenses are recorded as non-recurring expenses in the statement of earnings. As at August 31, 2001, the accrued liabilities related to this structured plan are $1,230,000, including $372,000 for severance expenses and $858,000 for future payments on exit leased facilities.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


15    INCOME TAXES

      The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate to the provision for income taxes per the financial statements is as follows:

                                                                   YEARS ENDED AUGUST 31,
                                                              ----------------------------------
                                                                 1999        2000        2001
                                                              ---------    --------    ---------
           Income taxes at combined Canadian federal and
                provincial statutory tax rate (38% in 1999
                and 2000 and 37% in 2001)                     $   3,156    $  5,897    $   8,855

           Increase (decrease) due to:
           Manufacturing and processing deduction                  (519)       (645)      (1,201)
           Non-taxable income                                         -           -         (144)
           Non-deductible expenses                                   40          57          274
           Higher rate on interest income                             -         133          480
           Lower rate on foreign exchange gain                        -           -         (283)
           Difference between combined Canadian federal
                and provincial statutory tax rate and
                foreign subsidiaries statutory tax rates              -           -           60
           Effect of consolidation of subsidiaries                    -           -         (276)
           Tax deductions                                             -           -         (136)
           Other                                                   (185)       (144)         159
           Change in valuation allowance                              -           -          362
                                                              ---------    --------    ---------
                                                              $   2,492    $  5,298    $   8,150
                                                              =========    ========    =========

           Income taxes consist of the following:

                Current                                       $   2,534    $  5,331    $   9,929
                Future                                              (42)        (33)      (1,779)
                                                              ---------    --------    ---------
                                                              $   2,492    $  5,298    $   8,150
                                                              =========    ========    =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      Significant components of the company's future tax assets and liabilities are as follows:

                                                                                AS AT AUGUST 31,
                                                                           ----------------------
                                                                             2000          2001
                                                                           --------      --------
           Future tax assets
                Property, plant and equipment
                  and intangible assets                                    $      -     $     107
                Provisions and accruals                                         266         1,208
                Government grants                                                 -           247
                Deferred revenue                                                175           198
                Share issue expenses                                          4,358         3,128
                Non-recurring expenses                                            -           930
                Research and development expenses                                94            86
                Losses carried forward                                          105           272
                Other                                                            (6)           39
                                                                           --------      --------
                                                                              4,992         6,215
           Valuation allowance                                                    -          (362)
                                                                           --------      --------
                                                                           $  4,992      $  5,853
                                                                           ========      ========

           Future tax liabilities
                Property, plant and equipment
                  and intangible assets                                    $   (419)     $ (8,640)
                Research and development tax credits                           (474)         (680)
                Government grants                                               (15)         (310)
                                                                           --------      --------
                                                                               (908)       (9,630)
                                                                           --------      --------
           Future tax assets (liabilities), net                            $  4,084      $ (3,777)
                                                                           ========      ========

      As at August 31, 2001, a company's subsidiary has accumulated losses for income tax purposes of approximately $902,000 and research and development expenses of approximately $961,000 at the provincial level for which a valuation allowance of $362,000 has been established. These losses can be carried forward against the subsidiary's future years' taxable income until 2008. These accumulated research and development expenses can be carried forward indefinitely against the subsidiary's future years' provincial taxable income.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      Significant components of the company's future tax assets and liabilities are as follows:


16    SEGMENT INFORMATION

      Management has organized the company under one operating segment, that being the development, manufacture and marketing of fiber-optic test, measurement and automation solutions.

      Sales to external customers by geographic region are detailed as follows:

                                                 YEARS ENDED AUGUST 31,
                                         -----------------------------------
                                             1999         2000         2001
                                         ---------    ---------    ---------
           United States                 $  20,755    $  36,139    $  72,604
           Canada                            2,973        8,006       12,531
           Europe                            8,721       14,503       30,568
           Asia                              3,199        6,486       19,059
           South America                     2,271        2,221        5,838
           Other                             4,247        4,284        5,413
                                         ---------    ---------    ---------
                                         $  42,166    $  71,639    $ 146,013
                                         =========    =========    =========

      Sales have been allocated to geographic regions based on the country of residence of the related customers.

      During all years presented above, there were no customers from which 10% or more of total sales were derived.

      Long-lived assets by geographic region are detailed as follows:

                                                      AS AT AUGUST 31,
                                               ----------------------------
                                                    2000               2001
                                               ---------         ----------
           United States                       $       -         $  171,450
           Canada                                 11,014            119,932
                                               ---------         ----------

                                               $  11,014         $  291,382
                                               =========         ==========

      Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


17    EARNINGS PER SHARE

      The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted earnings per share calculations:

                                                                     YEARS ENDED AUGUST 31,
                                                              ---------------------------------
                                                                1999         2000         2001
                                                              -------      -------      -------
           Basic weighted average number of shares
                outstanding (000's)                            38,001       39,951       53,014
           Conversion of preferred shares Series I                  -           26            -
           Exercise of stock options                                -          109            -
                                                              -------      -------      -------

           Diluted weighted average number of shares
                outstanding (000's)                            38,001       40,086       53,014
                                                              =======      =======      =======

      UNAUDITED SUPPLEMENTARY PER SHARE INFORMATION

      The following supplementary per share information is calculated from net earnings before the amortization of goodwill of $31,076,000 ($297,000 in 2000 and nil in 1999), the after-tax effect of amortization of intangible assets of $6,513,000 ($31,000 in 2000 and $28,700 in 1999) and the
      after-tax effect of non-recurring expenses of $2,168,000 (nil in 2000 and 1999). The unaudited supplementary information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

                                                                      YEARS ENDED AUGUST 31,
                                                              -------------------------------------
                                                                 1999         2000           2001
                                                              --------      --------       --------
           Net earnings before amortization of goodwill
                and after-tax effect of amortization of
                intangible assets and non-recurring
                expenses                                      $  5,843      $ 10,252       $ 24,463

           Basic and diluted per share net earnings
                before amortization of goodwill and
                after-tax effect of amortization of
                intangible assets and non-recurring
                expenses                                      $   0.14      $   0.26       $   0.46

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


18    FINANCIAL INSTRUMENTS

      SHORT-TERM INVESTMENTS

      Short-term investments consist of the following:

                                                                              AS AT AUGUST 31,
                                                                      -------------------------------
                                                                         2000                2001
                                                                      ----------           ----------
           Mutual fund denominated in Canadian dollars                $        -           $   14,861
           Commercial paper denominated in Canadian dollars,
                bearing interest at annual rates of 5.77% to
                5.98% in 2000 and 4.35% to 4.60% in 2001,
                maturing on different dates between November
                2000 and February 2001 in 2000 and September
                2001 and November 2001 in 2001                            41,872               52,000
           Commercial paper denominated in US dollars,
                bearing interest at annual rates of 6.51%
                to 6.79%, matured in 2001                                120,787                    -
                                                                      ----------           ----------
                                                                      $  162,659           $   66,861
                                                                      ==========           ==========

      FAIR VALUE

      Cash and cash equivalents, accounts receivable, bank advances, accounts payable and accrued liabilities and long-term debt are financial instruments whose fair values approximate their carrying values.

      The fair value of short-term investments, determined based on market value, amounted to $162,719,000 and $66,861,000 as at August 31, 2000 and 2001, respectively.

      CREDIT RISK

      Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations and units of a low-risk mutual fund. The company's cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore the company considers the risk of non-performance on these instruments to be remote.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      Due to the North American, European, Asian and South American distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $149,000 and $893,000 as at August 31, 2000 and 2001,
      respectively.

      INTEREST RATE RISK

      As at August 31, 2001, the company's exposure to interest rate risk is summarized as follows:

           Cash and cash equivalents                                   Non-interest bearing
           Short-term investments                                        As described above
           Accounts receivable                                         Non-interest bearing
           Bank advances                                                         Prime rate
           Accounts payable and accrued liabilities                    Non-interest bearing
           Long-term debt                                           As described in note 10

      FORWARD EXCHANGE CONTRACTS

      The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2000 and 2001, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                               CONTRACTUAL         WEIGHTED AVERAGE CONTRACTUAL
                                                                   AMOUNTS                        FORWARD RATES
                                                             -------------         ----------------------------
           As at August 31, 2000
                September 2000 to August 2001                $       5,400                               1.4871
                September 2001 to April 2002                         1,200                               1.4602
           As at August 31, 2001
                September 2001 to August 2002                $      15,200                               1.4969
                September 2002 to February 2003                      1,800                               1.5184

      As at August 31, 2000 and 2001, these contracts resulted in deferred unrealized losses of US$45,000 and US$533,000, respectively, which have not been reflected in the statements of earnings.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      As at August 31, 2000, the company held forward exchange contracts to buy US dollars at various forward rates, which are summarized as follows:

                                                               CONTRACTUAL         WEIGHTED AVERAGE CONTRACTUAL
                                                                   AMOUNTS                        FORWARD RATES
                                                             -------------         ----------------------------

           Maturing between November 2000 and January 2001   $      40,500                               1.4777


      As at August 31, 2000, these contracts resulted in an unrealized loss of US$24,000 which has been reflected in the statement of earnings for that year.


19    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP).

      Additional significant disclosures required under U.S. GAAP have also been provided in the accompanying financial statements and notes. The following summarizes the significant differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP not already disclosed in the accompanying financial statements.

      RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM WITH U.S. GAAP

      The following summary sets out the significant differences to the company's reported net earnings (loss) and net earnings (loss) per share which would be made to conform with U.S. GAAP:

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

                                                                             YEARS ENDED AUGUST 31,
                                                                   -----------------------------------------
                                                                     1999              2000           2001
                                                                   --------           -------       --------
           Net earnings (loss) for the year in accordance
                with Canadian GAAP                                 $  5,814           $ 9,924       $(15,294)
           Non-cash stock-based compensation costs
                related to stock option plan                 a)           -            (1,464)          (954)
           Non-cash stock-based compensation costs
                related to stock purchase plan               a)         (10)             (538)          (477)
           Non-cash stock-based compensation costs
                related to restricted stock award plan       a)           -                 -         (3,481)
           Change in reporting currency                      b)         (44)                -              -
           Unrealized gains on forward exchange contracts    c)         208                 -             97
           Future income taxes on forward exchange
                contracts                                    c)         (67)                -             20
           Future income taxes on acquired in process
                research and development                     d)           -                 -           (936)
           Amortization of goodwill                          d)           -                 -         (8,453)
                                                                   --------           -------       --------

           Net earnings (loss) for the year in accordance
                with U.S. GAAP                                        5,901             7,922        (29,478)
           Other comprehensive income (loss)
           Foreign currency translation adjustments          b)         606             1,555         (9,888)
           Unrealized holding gains on available-for-sale
                securities, net of related future income
                taxes                                        e)          36                37              -
           Reclassification of holding gains on
                available-for-sale securities included in
                net earnings (loss), net of related
                future income taxes                          e)           -               (36)           (37)
                                                                   --------           -------       --------

           Comprehensive income (loss)                                6,543           $ 9,478       $(39,403)
                                                                   ========           =======       ========

           Basic and diluted net earnings (loss) per
                share in accordance with U.S. GAAP           f)    $   0.15           $  0.20         (0.56)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      As a result of the aforementioned adjustments to net earnings (loss), significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

      SHARE CAPITAL

                                                                              AS AT AUGUST 31,
                                                                --------------------------------------------
                                                                   1999              2000             2001
                                                                ---------         ---------        ---------
      Share capital in accordance with Canadian GAAP            $      87         $ 198,459        $ 429,995
           Stock-based compensation costs related to
           stock purchase plan                          a), g)
           Current year                                                45             2,647             (150)
           Cumulative effect of prior years                             -                45            2,692
      Shares issued upon business combinations          d)              -                 -           65,584
                                                                ---------         ---------        ---------

      Share capital in accordance with U.S. GAAP                $     132         $ 201,151        $ 498,121
                                                                =========         =========        =========


      DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                AS AT AUGUST 31,
                                                                --------------------------------------------
                                                                   1999              2000              2001
                                                                ---------         ---------        ---------
      Deferred stock-based compensation costs in
           accordance with Canadian GAAP                        $      87         $ 198,459        $ 429,995
      Stock-based compensation costs related to
           stock-based compensation plans              a), g)
           Current year                                               (45)          (21,396)          (8,145)
           Cumulative effect of prior years                             -               (35)         (19,429)
      Amortization for the year                                        10             2,002            4,912
      Reduction of stock-based compensation costs                       -                 -           14,694
                                                                ---------         ---------        ---------

      Deferred stock-based compensation costs in
           accordance with U.S. GAAP                            $     (35)        $ (19,429)       $  (7,968)
                                                                =========         =========        =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      OTHER CAPITAL

                                                                                 AS AT AUGUST 31,
                                                                   ----------------------------------------
                                                                      1999           2000           2001
                                                                   ----------      ---------     ----------
      Other capital in accordance with Canadian GAAP               $        -      $       -     $        -
      Stock-based compensation costs related to
           stock-based compensation plans                    a)
           Current year                                                     -         18,749          8,145
           Cumulative effect of prior years                                 -              -         18,749
      Reduction of stock-based compensation costs                           -              -        (14,544)
                                                                   ----------      ---------     ----------

      Other capital in accordance with U.S. GAAP                   $        -      $  18,749     $   12,350
                                                                   ==========      =========     ==========

      RETAINED EARNINGS (DEFICIT)
                                                                                 AS AT AUGUST 31,
                                                                   ----------------------------------------
                                                                      1999           2000           2001
                                                                   ----------      ---------     ----------
      Retained earnings (deficit) in accordance with
           Canadian GAAP                                           $   14,592      $   6,980     $   (8,314)
      Stock-based compensation costs related to              a)
           stock-based compensation plans
           Current year                                                   (10)        (2,002)        (4,912)
           Cumulative effect of prior years                                 -            (10)        (2,012)
      Unrealized gains on forward exchange contracts,        c)
           net of related future income taxes
           Current year                                                     -              -            117
      Future income taxes on acquired in process research    d)
           and development
           Current year                                                     -              -           (936)
      Amortization of goodwill                               d)
           Current year                                                     -              -         (8,453)
      Change in reporting currency                           b)
           Current year
                Net earnings                                              (44)             -              -
                Dividends                                                  24              -              -
           Cumulative effect of prior years                             1,036          1,016          1,016
                                                                   ----------      ---------     ----------

      Retained earnings (deficit) in accordance
           with U.S. GAAP                                          $   15,598      $   5,984     $  (23,494)
                                                                   ==========      =========     ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                 AS AT AUGUST 31,
                                                                   ----------------------------------------
                                                                      1999           2000           2001
                                                                   ----------      ---------     ----------

      Foreign currency translation adjustments            b)
           Balance - Beginning of year                             $   (1,622)     $  (1,016)    $      539
           Change during the year                                         606          1,555         (9,888)
                                                                   ----------      ---------     ----------

           Balance - End of year                                       (1,016)           539         (9,349)
                                                                   ----------      ---------     ----------

      Unrealized holding gains on available-for-sale
           securities, net of future income taxes         e)
           Balance - Beginning of year                                      -             36             37
           Unrealized gains arising during the year, net
                of related future income taxes                             36             37              -
           Reclassification adjustment for amounts
                included in net earnings (loss), net of
                related future income taxes                                 -            (36)           (37)
                                                                   ----------      ---------     ----------

           Balance - End of year                                           36             37              -
                                                                   ----------      ---------     ----------

      Accumulated other comprehensive income (loss)                $     (980)     $     576     $   (9,349)
                                                                   ==========      =========     ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      BALANCE SHEETS

      The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                      AS AT AUGUST 31, 2000             AS AT AUGUST 31, 2001
                                                  ----------------------------       --------------------------

                                                  AS REPORTED        U.S. GAAP       AS REPORTED      U.S. GAAP
      Goodwill                          d)
           Cost                                   $    2,549        $    2,549       $  250,497      $  315,547
           Accumulated amortization                     (297)             (297)         (31,125)        (39,762)
                                                  ----------        ----------       ----------      ----------

                                                  $    2,252        $    2,252       $  219,172      $  275,785
                                                  ==========        ==========       ==========      ==========

      Shareholders' equity
           Share capital                a), d)
                                        g),       $  198,459        $  201,151       $  429,995      $  498,121
           Contributed surplus                             -                 -            1,457           1,457
           Cumulative translation
                adjustment              b)             1,555                 -           (8,333)              -
           Deferred stock-based
                compensation costs      a), g)             -           (19,429)               -          (7,968)
           Other capital                a)                 -            18,749                -          12,350
           Retained earnings (deficit)  a), b)
                                        c), d)         6,980             5,984           (8,314)        (23,494)
           Accumulated other
                comprehensive income
                (loss)                  b), e)             -               576                -          (9,349)
                                                  ----------        ----------       ----------      ----------

                                                  $  206,994        $  207,031       $  414,805      $  471,117
                                                  ==========        ==========       ==========      ==========

      STATEMENTS OF CASH FLOWS

      For the years ended August 31, 1999, 2000 and 2001, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

      RECONCILIATION ITEMS

      A)   ACCOUNTING FOR STOCK-BASED COMPENSATION

           To conform with U.S. GAAP, the company measures stock-based compensation costs using the intrinsic value method (APB 25 "Accounting for Stock Issued to Employees").

           Stock purchase plan

           Under APB 25, compensation cost related to the stock purchase plan is measured as the difference between the fair value of the purchased stock and the purchase price paid by

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


           plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000.

           During the years ended August 31, 1999 and 2000, the weighted average fair value per share under the stock purchase plan amounted to $0.68 and $10.80, respectively. The fair value per share since inception of the plan to June 29, 2000 ranged between $0.68 and $18.00.

           Stock option plan

           In accordance with APB 25, the company's stock option plan was considered to be a variable plan until October 10, 2000. As a result of the amendment to the stock option plan described in note 12, the performance criterion was removed and the number of shares to be issued under the plan was fixed. Aggregate compensation cost for the period from the date of grant to August 31, 2001 amounts to $2,418,000. Accordingly, the current year reflects a net reduction of the compensation cost and deferred compensation cost previously recognized of $467,000 and $14,544,000, respectively. Compensation cost under this plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years.

           Restricted stock award plan

           Under APB 25, compensation cost related to the restricted stock award plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price which is nil. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period.

           Under Canadian GAAP, no compensation cost is recognized for these stock-based compensation plans.

      B)   CHANGE IN REPORTING CURRENCY

           As mentioned in note 2, on September 1, 1999, the company adopted the US dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


           Under Canadian GAAP, the statement of earnings for the year ended August 31, 1999 was translated into US dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenues and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rate for the year ended August 31, 1999 was US$1.00 = Cdn$1.5068. The exchange rate as at August 31, 1999 was US$1.00 = Cdn$1.4958.

      C)   FORWARD EXCHANGE CONTRACTS

           On September 1, 2000, the company prospectively adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and its amendments (SFAS 138), which requires all derivatives to be carried on the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the year ended August 31, 2001 and accordingly, changes in the fair value of the derivatives have been charged to earnings during the year.

           Prior to the adoption of SFAS 133, forward exchange contracts held by the company were accounted for in accordance with SFAS 52 under U.S. GAAP. Accordingly, certain of the forward exchange contracts held for hedging and other purposes in 1998 and 1999, for which the underlying transactions were not firmly committed, did not qualify for hedge accounting. Consequently, unrealized gains or losses on these contracts at each balance sheet date were reflected in earnings for the corresponding year.

           Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualified for hedge accounting and any unrealized gains or losses were deferred and recognized in the statement of earnings upon settlement of the related transactions.

      D)   BUSINESS COMBINATIONS

           Under U.S. GAAP, the value of shares issued upon a business combination should be determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

           Consequently, the measurement dates of the acquisitions of Burleigh and EXFO Photonic occurred on December 14, 2000 and March 6, 2001, respectively, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was $31.09 and $25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to $244,198,000 ($189,270,000 under Canadian

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


           GAAP) for Burleigh and $120,802,000 ($110,146,000 under Canadian
           GAAP) for EXFO Photonic, thus increasing share capital and goodwill under U.S. GAAP.

           Furthermore, under U.S. GAAP, in process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process. As at August 31, 2001, in process research and development recorded under Canadian GAAP was fully amortized.

      E)   SHORT-TERM INVESTMENTS

           Under U.S. GAAP, the short-term investments would be classified as "available-for-sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income (loss) on a net-of-tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and cost is composed of acquisition cost plus amortization of discount or less amortization of premium.

      F)   EARNINGS (LOSS) PER SHARE

           Under U.S. GAAP, the presentation of per share figures for earnings before amortization of goodwill and of any other unaudited supplementary per share non-GAAP information is not permitted. In addition, under U.S. GAAP, amortization of goodwill would be included in the computation of earnings from operations.

      G)   SHARE CAPITAL

           Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, resulting in any difference between the amount originally credited to share capital and the remaining deferred compensation cost being credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

      H)   NEW ACCOUNTING STANDARDS

           On June 15, 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


           incurred if a reasonable estimate of fair value can be made. The company has not yet assessed the impact of the adoption of this new standard.

           On July 20, 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. This section will be adopted on September 1, 2002.

           The impact of adopting SFAS 142 will allow the company to use the non-amortization approach for goodwill and will reduce annual goodwill amortization by approximately $63,000,000. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings.

      UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATIONS

      Under U.S. GAAP, pro forma information must be provided as though the business combinations had occurred at the beginning of the reported periods.

      The following unaudited pro forma information reflects the results of operations as if the 2001 acquisitions had been completed on September 1, 2000 and 1999, the 2000 acquisitions had been completed on September 1, 1999 and 1998, and the 1999 acquisition had been completed on September 1, 1998.

      Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                                                                    YEARS ENDED AUGUST 31,
                                                        ---------------------------------------------
                                                          1999              2000              2001
                                                        --------        ----------         ----------
           Sales                                        $ 44,948        $  107,262         $  165,754
           Net earnings (loss)                          $  5,689           (71,143)        $  (56,498)
           Basic and diluted net earnings (loss)
           per share                                    $   0.14        $    (1.42)        $    (0.99)

      ACCOUNTING FOR STOCK-BASED COMPENSATION

      Under U.S. GAAP, the company has elected to measure compensation cost related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, Accounting for Stock-Based Compensation, the company is required to make pro forma disclosures of net earnings (loss), basic and diluted net earnings (loss) per share as if the fair value based method of accounting had been applied.

      The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                                                     YEARS ENDED AUGUST 31,
                                              ---------------------------------
                                                     2000                  2001
                                              -----------           -----------

           Risk-free interest rate                  6.04%                 5.36%
           Expected volatility                        75%                   75%
           Dividend yield                             Nil                   Nil
           Weighted average expected life       32 months             33 months


      The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      If the fair value based method had been used to account for stock-based compensation costs related to stock options and stock awards issued to employees, directors and executive officers, the net earnings (loss) and related net earnings (loss) per share figures under U.S. GAAP would be as follows:

                                                       YEARS ENDED AUGUST 31,
                                                 ------------------------------
                                                       2000                2001
                                                 ----------          ----------
           Pro forma net earnings (loss)
             for the year                        $    8,939          $  (39,109)
           Pro forma basic and diluted net
             earnings (loss) per share           $     0.22          $    (0.74)


20    SUBSEQUENT EVENT

      ACQUISITION OF AVANTAS NETWORKS CORPORATION

      On August 20, 2001, the company entered into an agreement to acquire a 100% interest in Avantas Networks Corporation, a Canadian company specializing in fiber-optic protocol testing. This acquisition is expected to be settled for a total consideration of approximately US$95,625,000, less cash acquired of US$28,000,000. The consideration paid will consist of US$36,000,000 in cash and the issuance of approximately 4,400,000 subordinate voting shares. The fair value of subordinate voting shares to be issued was determined based on the market price of the shares over a reasonable period of time before and after the terms of the acquisition were agreed to and announced. This acquisition will be accounted for using the purchase method according to the new CICA section 1581. The goodwill resulting from this acquisition will not be amortized according to CICA section 3062 but will be subject to an impairment test.

      This acquisition is expected to be closed in the first quarter of 2002.