Form 20-F
period 2002-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2003-01-16
CIK 1116284

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

      [_]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

      [X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended August 31, 2002

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

                                      None

             As of December 31, 2002, the registrant had 25,114,410
                     Subordinate Voting Shares outstanding.

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

                      Yes  [X]         No  [_]

            Indicate by check mark which financial statement item EXFO has elected to follow:

                      Item 17 [_]      Item 18 [X]

         DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

         This annual report contains or incorporates by reference statements which constitute forward-looking statements within the meaning of the U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including continued global economic, competitive and market uncertainty, capital spending in the telecommunications sector and our ability to execute successfully in these uncertain conditions; the effects of actions we have taken in response to such uncertainties; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; the competitive landscape; successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed the factors discussed under "Risk Factors" set forth in Item 3D of this annual report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


PART I.


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.


ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The consolidated statements of earnings data for the years ended August 31, 1998 and 1999 and the consolidated balance sheets data as at August 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for each of the three years ended August 31, 2000, 2001 and 2002 and the consolidated balance sheets data as at August 31, 2001 and 2002 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

         Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a description of the significant differences between Canadian and U.S. GAAP in regard to our consolidated financial statements, see note 19 to our consolidated financial statements. The historical results below are not necessarily indicative of the results to be expected for any future period.

         The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report, and "Item 5. Operating and Financial Review and Prospects" of this annual report.

                                                                             YEARS ENDED AUGUST 31,
                                                           ----------------------------------------------------------
                                                              1998        1999        2000        2001        2002
                                                              ----        ----        ----        ----        ----
                                                                         (IN THOUSANDS OF US DOLLARS,
                                                                          EXCEPT SHARE AND PER SHARE
                                                                                      DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales..................................................    $   31,605  $   42,166  $   71,639  $  146,013  $   68,330
Cost of sales (1)......................................        11,345      14,998      24,712      54,946      50,801
Gross margin...........................................        20,260      27,168      46,927      91,067      17,529

Operating expenses
Selling and administrative.............................         9,898      13,279      24,304      46,236      35,446
Net research and development...........................         3,014       4,315       6,402      13,601      12,782
Amortization of property, plant and equipment..........           609         857       1,451       3,559       5,932
Amortization of intangible assets......................            48          41          47       9,876      11,615
Write-down of intangible assets........................            --          --          --          --      23,657
Restructuring and other charges........................            --          --          --       3,288       2,880
Total operating expenses...............................        13,569      18,492      32,204      76,560      92,312
Earnings (loss) from operations........................         6,691       8,676      14,723      14,507     (74,783)
Interest income - net..................................            40         136       1,480       6,098       1,456
Foreign exchange gain (loss) ..........................           126        (506)       (684)      3,327        (458)
Earnings (loss) before income taxes and amortization and
      write-down of goodwill...........................         6,857       8,306      15,519      23,932     (73,785)
Income taxes...........................................         2,356       2,492       5,298       8,150     (25,451)
Earnings (loss) before amortization and write-down of
      goodwill.........................................         4,501       5,814      10,221      15,782     (48,334)
Amortization of goodwill...............................            --          --         297      31,076      38,021
Write-down of goodwill.................................            --          --          --          --     222,169
Net earnings (loss) for the year.......................    $    4,501  $    5,814  $    9,924  $  (15,294) $ (308,524)
Basic and diluted net earnings (loss) per share........    $     0.12  $     0.14  $     0.25  $     (0.2) $    (5.09)
Basic weighted average number of shares used in per
      share calculations (000's).......................        38,000      38,001      39,951      53,014      60,666
OTHER FINANCIAL DATA:
Gross research and development.........................    $    4,406  $    6,390  $    9,374  $   17,601  $   17,005
Net research and development...........................    $    3,014  $    4,315  $    6,402  $   13,601  $   12,782
Dividends per share
      Class "A" shares.................................    $       --  $     0.08  $     0.45  $       --  $       --
      Class "C" share..................................    $       --  $      340  $       --  $       --  $       --
      Class "E" shares.................................    $    0.005  $       --  $       --  $       --  $       --
      Class "F" shares.................................    $       --  $       --  $     0.45  $       --  $       --
AMOUNTS UNDER U.S. GAAP
Net earnings (loss) for the year.......................    $    4,538  $    5,901  $    7,922  $  (29,478) $ (385,201)
Basic and diluted net earnings (loss) per share........    $     0.12  $     0.15  $     0.20  $    (0.56) $    (6.35)
Basic weighted average number of shares used in per
share calculations (000's).............................        38,000      38,001      39,951      53,014      60,666
Dividends per share
      Class "A" shares.................................    $       --  $     0.08  $     0.45  $       --  $       --
      Class "C" share..................................    $       --  $      333  $       --  $       --  $       --
      Class "E" shares.................................    $    0.005  $       --  $       --  $       --  $       --
      Class "F" shares.................................    $       --  $       --  $     0.45  $       --  $       --


                                                                                AS AT AUGUST 31,
                                                           ----------------------------------------------------------
                                                              1998        1999        2000        2001        2002
                                                              ----        ----        ----        ----        ----
                                                                          (IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash and cash equivalents..............................    $    1,262  $      423  $      729  $    7,729  $    9,128
Short-term investments.................................         1,338       1,371     162,659      66,861      40,553
Working capital (2) ...................................         9,797      12,745     194,167     130,289      91,374
Total assets...........................................        17,643      22,840     219,723     442,577     177,926
Long-term debt (excluding current portion) ............            --          --          16         664         564
Share capital..........................................             1          87     198,459     429,995     489,611
Shareholders' equity...................................    $   12,045  $   14,679  $  206,994  $  414,805  $  165,406
AMOUNTS UNDER U.S. GAAP
Cash and cash equivalents..............................    $    1,201  $      423  $      729  $    7,729  $    9,128
Short-term investments.................................         1,273       1,430     162,719      66,861      40,553
Working capital (2) ...................................         9,179      12,781     194,204     129,987      91,305
Total assets...........................................        16,785      22,899     219,760     499,436     161,314
Long-term debt (excluding current portion) ............            --          --          --         664         564
Share capital..........................................             1         132     201,151     498,121     560,943
Shareholders' equity...................................    $   11,318  $   14,715  $  207,031  $  471,117  $  148,691

-----------------------
(1) Includes inventory write-offs of $18,463,000 for the year ended August 31, 2002.
(2) Includes 19,000,000 mandatorily redeemable preferred shares with a nominal carrying value as at August 31, 1998 and 800,000 mandatorily redeemable preferred shares with a carrying value of $543,000 as at August 31, 2000.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable

D.       RISK FACTORS

         RISKS RELATED TO OUR INDUSTRY AND BUSINESS

IF THE DOWNTURN IN THE TELECOMMUNICATIONS INDUSTRY PERSISTS OR WORSENS, DEMAND FOR OUR PRODUCTS MAY DECREASE WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The current downturn in the global telecommunications industry has resulted in significant bankruptcies, reduced purchasing and decreased capital expenditures in the markets that we serve worldwide. Our sales and orders have been affected by this downward cycle characterized by diminished product demand, excess manufacturing capacity and the erosion of average selling prices. Those conditions have also caused a lack of visibility, which reduces our capacity to plan. The ultimate severity of the current downturn and how long it will last is unknown. Continued weak economic conditions, additional bankruptcies and decreased capital expenditures would likely result in a further reduction in demand for our products and low visibility and could harm our consolidated financial position, results of operations, cash flows and stock price.

WE HAVE ADOPTED MEASURES AND MAY CONTINUE TO ADOPT MEASURES THAT ALIGN OUR COST STRUCTURE TO THE CONTINUING DIFFICULT MARKET CONDITIONS. IF CURRENT DEPRESSED MARKET CONDITIONS ARE PROLONGED, IT COULD HAVE MATERIAL ADVERSE LONG-TERM EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         In June 2001, we were forced to re-align our cost structure to market conditions by implementing various measures including postponement of plans to build a new facility in the Quebec Metro High-Tech Park, termination of non-core operations at a subsidiary that specialized in manufacturing fiber-optic temperature sensors, and reduction of our workforce by 15%. Then, on December 5, 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the further reduction of our workforce by 10%.

         Again in May 2002, we reduced our global workforce by an additional 20% and definitively cancelled our plans to build the new facility. These and, if needed, subsequent measures could have material adverse long-term effects on our business, results of operations and financial condition if we deplete our pool of highly qualified personnel or are unable to retain key personnel; if we are unable to sustain sufficient research and development efforts for the launch of new products; if we are unable to meet the needs of our customers; and if we are not capable of ramping up manufacturing when market conditions improve. In addition, if we fail to adopt and implement adequate and pertinent measures on a timely basis to align our cost structure to further declining market conditions, it could have a material adverse long-term effect on our business, results of operations and financial condition.

IF THE SUPPLY OF HIGH-BANDWIDTH TRANSMISSION NETWORKS SHOULD CONTINUE TO SURPASS DEMAND, OR IF OPTICAL FIBER IS REPLACED BY ANOTHER MEDIUM AS THE PRIMARY SOLUTION FOR BANDWIDTH-INTENSIVE APPLICATIONS, WE COULD EXPERIENCE FURTHER SIGNIFICANT LONG-TERM LOSS OF SALES.

         Fiber-optic deployment and network capacity increases have slowed due to the current downturn in the telecommunications industry. This has affected optical component and network equipment manufacturers and operators causing reduced demand for fiber-optic test, measurement, monitoring and automation equipment and the erosion of average selling prices. Any further downturn in our markets or in general economic conditions, or if optical fiber is replaced by a higher performance medium, would likely result in further reduction in demand for our products, which would harm our business, results of operations and financial condition.

IF CUSTOMERS FAIL TO MEET THEIR FINANCIAL COMMITMENTS TO US, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         With the continuing economic slowdown, some of our customers are experiencing, or may possibly experience, serious cash flow problems, As a result, we have had customers who delayed payment or were not able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or any products at all. We attempt to reduce the possibility of large outstanding bills remaining unpaid by carrying out credit checks on customers and by having a diversified customer base. For example, no customer represented more than 10.2% of our sales in fiscal 2002. However, there is no assurance that such measures will reduce our exposure to customer credit risks. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition and the failure of our customers to order products will also result in decreased revenues.

WE MUST CONTINUE TO OVERCOME SIGNIFICANT COMPETITION IN OUR INDUSTRY IN ORDER TO GAIN MARKET SHARE AND ACHIEVE OUR GROWTH STRATEGY.

         The market for fiber-optic test, measurement, monitoring and automation equipment is rapidly evolving and is marked by intense competition and technical innovations. We expect the pace of change to accelerate in the future. We expect new competitors to emerge or current competitors to consolidate as the market for fiber-optic test, measurement, monitoring and automation equipment evolves in response to technical innovations and economic conditions, thereby accelerating the pace of change and the competitive pressures that we face. Our growth depends in part on our ability to increase our market share by increasing sales of current products, introducing new products and product enhancements and exploiting new markets.

         In the financial year ended August 31, 2002, we acquired technologies allowing us to almost double our addressable market by expanding in to the protocol-layer testing market. This new market brings additional competition. Moreover, our competitors may have more experience operating in these markets and be better established with customers in this new market. Some of our current and potential competitors are global electronic test and measurement manufacturers who complement their broad range of products with fiber-optic test, measurement, monitoring and automation equipment. Competitors, such as Acterna Corporation, Agilent Technologies Inc., ANDO Corporation, Anritsu Corporation, NetTest and Tektronix, Inc. may have greater financial, technical and marketing resources. Consequently, these competitors may be able to devote greater resources to the development, marketing, sale and support of their products. They may also be better positioned than we are to acquire companies and new technologies that may displace our products or make them obsolete. We cannot predict whether our current or future competitors will develop or market products that offer higher performance or more features or are more cost-effective than our current or future products. To remain competitive and achieve our growth strategy, we must continue to increase our sales and develop cost-effective products and product enhancements in current and new markets, which offer higher performance and more functionality so that we can increase our market share. Our failure to do so may harm our business, results of operations and financial condition.

WE HAVE FACED PRICING PRESSURES ON OUR EXISTING PRODUCTS AND EXPECT THAT THIS PRESSURE WILL CONTINUE. IF WE DO NOT CONTROL OUR MANUFACTURING COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER MARGINS, OUR GROSS MARGINS WILL DECLINE AND OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

         Reduced demand for fiber-optic test, measurement, monitoring and automation equipment, in addition to competitiveness in our industry will likely result in a continuing downward pressure on the prices for fiber-optic test, measurement, monitoring and automation equipment. These price declines result from factors such as:

        o        increased competition for business;
        o        reduced demand;
        o        limited number of potential customers;
        o        competition from companies with lower production costs;
        o        introduction of new products by competitors;
        o        greater economies of scale for higher-volume competitors;
        o        resale of used equipment; and
        o equipment sales resulting from manufacturing and rental companies bankruptcies.

         As prices of our existing products may experience continuing downward pressure, we may have to increase our unit volume sold in order to maintain our existing sales level. If we are unable to increase the level of sales, continuously monitor our manufacturing costs or introduce new products with higher margins, our gross margins may decline and our operating results may suffer.

         OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF OUR FUTURE PERFORMANCE.

         Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. In addition, our revenue and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill the orders received. Our operating expenses, which include research and development, selling and administrative and amortization expenses, are relatively fixed in the short term. If our revenue is lower than we expect because we sell fewer products than we anticipate, if there is a delay in the release of new products or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response. Factors that could affect the amount and timing of our revenue, and cause quarterly fluctuations in our revenue and operating results include:

        o the length of the product sales cycle for certain of our products, especially those that are higher priced and more complex;

        o the timing of introduction and market acceptance of new products by us, our competitors or our suppliers;
        o our ability to sustain product volumes and high levels of quality across all product lines;
        o         the timing of shipments for large orders; and
        o         the effect of potential seasonality in sales.

         Our revenue and operating results could also be affected by the following factors, some of which we have little or no control over:

        o fluctuating demand for fiber-optic test, measurement, monitoring and automation equipment;
        o changes in the capital budgets of our customers, which may cause seasonal or other fluctuations in the product mix, volume, timing and number of orders we receive from our customers;
        o order cancellations or rescheduled delivery dates; o pricing changes by our competitors or suppliers;
        o customer bankruptcies and difficulties in collecting accounts receivable;
        o the level of used test, measurement and automation equipment available for resale;
        o         restructuring charges; and
        o         general economic conditions.

         In addition, we may in the future choose to reduce prices, increase spending, or add or eliminate products in response to actions by competitors or as an effort to pursue new market opportunities. These actions may also adversely affect our business and operating results and may cause our quarterly results to be lower than the results of previous quarters. Due to these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

         AS OUR CUSTOMERS CONSOLIDATE, THEY MAY REDUCE OR HALT PURCHASES OF OUR PRODUCTS, WHICH WOULD CAUSE OUR SALES TO DECLINE.

         Consolidation in the telecommunications industry could reduce the number of customers to whom our products could be sold. Some of our customers have been subject to consolidation and could reduce their orders, demanding more favorable terms and conditions and obtaining products from a source other than us, which could cause our sales to decline. As a result, some of our manufacturer customers may discontinue their relationships with us.

WE DEVOTE CONSIDERABLE TIME AND RESOURCES TO SECURING NEW CUSTOMERS AND IMPROVING SALES TO EXISTING CUSTOMERS. IF WE ARE UNSUCCESSFUL, OUR FUTURE OPERATING RESULTS MAY SUFFER.

         The long sales cycle for some of our products may cause our sales and operating results to vary significantly from period to period. Many of our products are complex, and customers for these products may require substantial time to make purchase decisions. The period of time between our initial contact with a customer and the receipt of a purchase order may span a year or more. In addition, customers perform and require us to perform, extensive product evaluation and testing of new instruments before purchasing them. If we are unable to satisfy customer demands, considerable resources would have been expended without deriving corresponding sales. In addition, some of our customers and potential customers require that a bidding process be followed or that our products be pre-approved. Both of these situations involve inherent risks over which we have little control, for example, missing the approval opportunity or unsuccessful pricing.

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

         We have historically achieved growth through a combination of internally developed new products and acquisitions. Since December 2000, we have made four major acquisitions, and as part of our strategy to sustain growth, we expect to continue to pursue acquisitions of other companies, technologies and complementary product lines in the future.

         However, mergers and acquisitions of high technology businesses are inherently risky. For our past and future transactions to be successful, we must appropriately integrate the businesses, products, technologies and personnel already acquired, as well as those of any future acquisitions, with our own business, product portfolios and personnel in a manner that anticipates or responds to new technological developments and customer requirements on a timely basis. In addition, we must coordinate the operations and product portfolios of newly acquired companies with our own operations and product portfolios and manage all aspects of geographically dispersed operations. Integration requires the dedication of management resources that may distract their attention from our day-to-day business and operations. If we fail to integrate the companies quickly and efficiently, we may not be able to realize the benefits we expect from these transactions.

         We cannot assure that any business of our recent or future acquisitions will achieve anticipated net sales and profits. In May 2002, as part of our review of financial results and due to the continued downturn in the telecommunications industry, the persisting unfavourable market conditions affecting our subsidiaries' industries and the decline in technology valuations, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic and EXFO Protocol. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a US$222.2 million write-down of goodwill and a US$23.7 million write-down of intangible assets, which had a negative impact on our reported earnings. This type of assessment is completed annually and further write-downs may become necessary in the future if market conditions worsen.

         All of these factors could materially harm our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO MAKE THE NECESSARY ACQUISITIONS NEEDED FOR THE DEVELOPMENT OF OUR BUSINESS AND ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

         We intend to seek acquisitions of businesses, products and technologies that are complementary to ours or that will increase our markets. There can be no assurance that we will ultimately make any such acquisition. The consolidation of our competitors may improve their capacity to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price or our cash position at the time of the acquisition may affect our ability to complete an acquisition.

         We have made strategic acquisitions in the past and we intend that in the future, as part of our growth strategy, we will continue to make strategic acquisitions of complementary business, products and technologies. In the event of any future acquisition, we could:

         o issue shares that would dilute individual shareholder percentage ownership;
         o        incur debt;
         o        assume liabilities and commitments;
         o incur expenses related to amortization of other intangible assets; or
         o incur significant impairment losses of goodwill and intangible assets related to such acquisitions.

        These acquisitions also involve numerous risks, including:

         o problems combining the acquired operations, technologies, products and personnel;
         o        unanticipated costs or liabilities;
         o        diversion of management's attention from our core business;
         o adverse effects on existing business relationships with suppliers and customers;
         o risks associated with entering markets in which we have no or limited prior experience; and
         o potential loss of key employees, particularly those of acquired organizations.

WE MAY BE SUBJECT TO CERTAIN LIABILITIES ASSUMED IN CONNECTION WITH OUR ACQUISITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

         We conduct due diligence in connection with our acquisitions and incorporate indemnification provisions in our acquisition agreements. To the extent that prior owners of any acquired businesses failed to comply with or otherwise violated applicable laws, we may be financially responsible for these violations or otherwise be adversely affected. The discovery of any material liabilities after the closing of the transaction could have a material adverse effect on our financial condition and results of operations. In connection with the acquisitions we have completed since December 2000, there may be liabilities that we failed to discover at the time of the acquisition or that we inadequately assessed in our due diligence efforts.

IF WE FAIL TO PREDICT OUR SUPPLY REQUIREMENTS ACCURATELY, WE WILL HAVE EXCESS INVENTORY OR INSUFFICIENT INVENTORY, EITHER OF WHICH COULD CAUSE US TO INCUR ADDITIONAL COSTS, EXPERIENCE MANUFACTURING DELAYS OR EXCESS OR OBSOLETE INVENTORY.

         We provide non-binding forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our forecasted requirements, we may have excess inventory, which could harm our relationships with our suppliers due to reduced future orders, increase our costs and require inventory write-offs. In the financial year ended August 31, 2002, we recorded inventory write-offs totaling $18.5 million for excess and obsolete inventory. If we underestimate our requirements, we may have an inadequate inventory of parts, which could interrupt manufacturing of our products and result in delays in shipments. In addition, lead times for materials and parts that we order may be long and depend on factors such as the procedures of, or supply terms with, a specific supplier and demand for each part at a given time.

WE DEPEND ON A SINGLE SUPPLIER OR A LIMITED NUMBER OF
SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruptions or delays in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex products, designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change manufacturers in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of and willing to meet our needs on terms that we would find acceptable. Consolidation involving suppliers could further reduce the number of alternatives available to us and affect the cost of parts, which make our products less competitive and result in lower margins.

IF WE ARE UNABLE TO ADAPT TO CURRENT AND FUTURE CHANGES IN TECHNOLOGY OR IF WE ARE NOT ABLE TO INTRODUCE NEW AND ENHANCED PRODUCTS ON A TIMELY BASIS, OUR PRODUCTS MAY BECOME OBSOLETE, WHICH COULD PREVENT US FROM ACHIEVING OUR GROWTH STRATEGY AND ADVERSELY AFFECT OUR OPERATING RESULTS.

         The telecommunications industry is characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. Any failure by us to anticipate or respond to new technological developments, customer requirements and evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technologies entails significant technical and business risks and requires substantial expenditures and lead-time. The success of our new product offerings will depend on several factors, including our ability to:

         o        properly identify customer needs;
         o        innovate and develop new products;
         o        gain timely market acceptance for new products;
         o manufacture and deliver our new products on time and in sufficient volume;
         o        price our products competitively; and
         o        anticipate competitor's announcements of new products.

         In addition, failure to do so could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

OUR PRODUCTS MAY HAVE UNFORESEEN DEFECTS THAT COULD HARM OUR REPUTATION, IMPEDE MARKET ACCEPTANCE OF OUR PRODUCTS AND NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

         As a result of their complexity, our products may contain undetected software or hardware defects or compatibility problems or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions. If we are unable to fix defects or other problems, we could experience, among other things:

         o        costly repairs
         o        product returns or recalls;
         o        damage to our brand reputation;
         o loss of customers, failure to attract new customers or achieve market acceptance;
         o        diversion of development and engineering resources;
         o legal actions by our customers, including claims for consequential damages and loss of profits; and
         o legal actions by governmental entities, including actions to impose product recalls and/or forfeitures.

         The occurrence of any one or more of the foregoing could seriously harm our business, results of operations and financial condition.

OUR PRODUCTS MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY REQUIREMENTS THAT COULD INCREASE OUR COSTS AND REDUCE OUR MARKET SHARE.

         Our products are designed to conform to the regulatory requirements of the countries in which they are marketed. In the event that the technical regulations applicable in a given country are in any way changed, we may be required to modify, redesign or recall some or all of our products in order to continue participating in that market. These changes may prove costly and time consuming and could create technical advantages for products marketed by our competitors. We cannot assure that our products will continue to meet evolving standards in the future. In addition, failure to comply, or delays in compliance with such regulatory requirements or delays in receipt of certifications could delay the introduction of new products or cause our existing products to become obsolete.

OUR SALES WOULD SUFFER IF A KEY SALES REPRESENTATIVE OR DISTRIBUTOR STOPPED SELLING OR REDUCED SALES OF OUR PRODUCTS.

         We sell a large portion of our products through a network of independent sales representatives and distributors, the majority of whom have exclusive rights to sell our products in specific territories or markets. Our sales representatives and distributors may not market our products effectively or if we are unable to provide competitive sales commissions, maintain an appropriate sales volume, or offer sufficient channel-support, our independent sales representatives and distributors may discontinue sales of our products and switch to representing one or more of our competitors, which would result in reduced sales for us.

IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY, THE GROWTH OF OUR BUSINESS MAY BE IMPEDED AND OUR OPERATING RESULTS MAY BE AFFECTED.

         For the fiscal year ended August 31, 2002, customers outside of the United States and Canada accounted for 43% of our sales and for the fifteen months ended November 30, 2002, these customers accounted for 42% of our sales. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after sales support internationally. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

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

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         We maintain operations in three major geographic areas: the Americas, Europe and Asia. During the last financial year, approximately half of our revenues were from international sales. As a result, the business is subject to the worldwide economic and market conditions risks generally associated with doing business globally, such as fluctuating exchange rates, the instability of international monetary conditions, tariff and trade policies, domestic and foreign tax policies, foreign governmental regulations, political unrest, wars and other acts of terrorism and changes in other economic or political conditions. These factors, among others, could influence our ability to succeed in global markets. A significant downturn in the global economy could adversely affect our results of business, results of operations and financial condition.

WE ARE SUBJECT TO LAWS AND REGULATIONS APPLYING TO GOVERNMENT CONTRACTS, AND OUR FAILURE TO ADDRESS THESE LAWS AND REGULATIONS OR COMPLY WITH GOVERNMENT CONTRACTS COULD HARM OUR BUSINESS.

         We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws applicable to government contracts differ from those governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations applying to government contracts. Any failure to comply with these laws and regulations could harm our business.

THE PRICE OF OUR SECURITIES IS VOLATILE AND MAY DECLINE.

         The market price of our securities has been, and is likely in the future to be, subject to wide, rapid fluctuations. Such fluctuations may be due to factors specific to us, such as changes in operating results, new product introductions by us or our competitors, competitive activities, changes in analysts' ratings, or the liquidity of our stock. Fluctuations in stock price may also be due to factors relating to the global telecommunications industry or the securities markets in general. These fluctuations have often been unrelated or disproportionate to the operating performance of the specific companies whose stocks are traded. These broad market and industry factors may have a material adverse effect on the market price of our securities, regardless of our actual operating performance. Shareholders should be willing to incur the risk of such fluctuations.

         WE REQUIRE EMPLOYEES WHO ARE KNOWLEDGEABLE ABOUT THE SPECIALIZED NATURE OF OUR BUSINESS. IF WE ARE UNABLE TO ATTRACT AND RETAIN SUFFICIENT NUMBERS OF HIGHLY SKILLED TECHNICAL, SALES AND MARKETING AND OTHER PERSONNEL, OUR OPERATIONS AND FINANCIAL RESULTS WOULD SUFFER.

         Due to the specialized nature of our business, we are highly dependent on the continued service of and on the ability to attract and retain, qualified engineering, sales, marketing and senior management personnel. The loss of key employees or management personnel could have a material adverse effect on our business and operating results. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business.

         We must provide significant training for our employee base due to the highly specialized nature of fiber-optic test, measurement and automation equipment. Our current engineering personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in fiber optics, international business development and product management, may be difficult to find. Once trained, our employees may be hired by our competitors.

OUR BUSINESS STRATEGY AND OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION DEPEND ON THE CONTINUED SERVICES OF OUR SENIOR MANAGEMENT TEAM LED BY GERMAIN LAMONDE, OUR CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER. THE LOSS OF ANY MEMBER OF THE SENIOR MANAGEMENT TEAM MAY ADVERSELY AFFECT OUR BUSINESS.

         Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer. The managerial, technical and other services of our senior management team could be difficult to replace and if we lose the services of one or more of our executive officers, or if one of them decides to join a competitor or otherwise compete directly or indirectly against us, our business could be seriously harmed. Though members of our senior management team have signed non-competition clauses that we believe are binding, they may not turn out to be effective in all situations and the loss of such personnel could jeopardize our ability to maintain our competitive position. We do not have "key person" life insurance policies covering any of our employees.

OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY ARE IMPORTANT TO THE CONTINUED SUCCESS OF OUR BUSINESS. OUR FAILURE TO PROTECT THIS PROPRIETARY TECHNOLOGY MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION.

         Our success and ability to compete depend to a significant extent on out proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 22 U.S. and 7 Canadian issued patents and have 28 U.S. and 22 Canadian patent applications pending, along with 5 patent applications pending under the Patent Cooperation Treaty. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This kind of litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology, or design around the patents that we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, distributors and third parties. However, these agreements may be breached or otherwise not effective and we may not have adequate remedies for any breach or shortfall of these agreements. In any case, others may come to know about our trade secrets through a variety of methods. In addition, the laws of some territories in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

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

OTHERS MAY CLAIM THAT OUR PRODUCTS INFRINGE UPON THEIR INTELLECTUAL PROPERTY RIGHTS, OR THEY MAY INFRINGE OUR INTELLECTUAL PROPERTY, AND WE MAY EXPEND SIGNIFICANT RESOURCES ENFORCING OR DEFENDING OUR RIGHTS OR SUFFER COMPETITIVE INJURY.

         Litigation regarding intellectual property rights is common in the technology industry and, for this reason, we expect that third-party infringement claims involving technologies may increase. If an infringement claim is filed against us, we may be prevented from using some of our technologies and may incur significant costs to resolve the claim. Conversely, we may be required to spend significant resources to monitor and police our intellectual property rights.

         We could incur substantial costs in defending ourselves and our customers against infringement claims or in bringing infringement claims against others. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of a claim of infringement, we may be required to obtain one or more licenses from third parties. We cannot assure you that we, or our customers, could obtain necessary licenses from third parties at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL LIABILITY. A SUCCESSFUL CLAIM EXCEEDING OUR POLICY LIMITS WILL REDUCE OUR WORKING CAPITAL, INCREASE OUR EXPENSES AND HAVE A NEGATIVE EFFECT ON OUR OPERATING RESULTS.

         Our products are designed to help telecommunications carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network reliability. The failure of our products to perform to client expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice. In addition, we may face other types of claims by third parties in relation to the conduct of our business and a successful claim against us for an amount exceeding our policy limits would force us to use our own resources to pay the claim, which could result in a reduction of our working capital available for other uses, increase our expenses and have a negative effect on our business, results of operations and financial condition.

THIS YEAR, WE IMPLEMENTED AN ENTERPRISE RESOURCE PLANNING (ERP) SYSTEM AT OUR QUEBEC CITY LOCATION, AND IF THIS INFORMATION MANAGEMENT TOOL PROVES TO BE UNWIELDY, IF THE SOFTWARE TOOL TURNS OUT TO BE INEFFICIENT OR IF TECHNICAL OR SECURITY PROBLEMS ARISE, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We implemented an ERP system in early December 2001 to help increase the efficiency of our operations. This required a significant investment in money, time and resources. More than 400 employees were trained on the software tool and though we have completed the transition from one system to another, this information technology project may still prove to be unwieldy or turn out to be ineffective. If this occurs it could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LITIGATION THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND HARM OUR BUSINESS.

         We may from time to time become involved in various lawsuits and legal proceedings. For example, EXFO is a defendant in a putative securities class action filed in the United States District Court for the Southern District of New York involving approximately 300 other issuing companies. In addition, we have instituted a claim against a former employee of one of our subsidiaries, in relation to a breach of contractual confidentiality obligations. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations or financial condition.

         Any litigation to which we are subject could require significant involvement of our senior management and may divert management attention from our business and operations. For more information about current legal proceedings, see "Item 4B - Legal Proceedings".

FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR AND OTHER CURRENCIES MAY ADVERSELY AFFECT OUR OPERATING MARGINS.

         The majority of our sales is denominated in currencies other than the Canadian dollar (principally US dollars and Euros). However, a large portion of our operating expenses and capital expenditures is denominated in Canadian dollars. As a result, we are exposed to fluctuations in the exchange rates between the Canadian dollar on the one hand and the U.S. dollar and the Euro on the other. An increase in the value of the Canadian dollar relative to either of these currencies could have a material adverse effect on our operating margins.

UNEXPECTED DECLINES IN OUR RESEARCH AND DEVELOPMENT AND OTHER TAX CREDITS AND GRANTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         Our historical operating results reflect substantial benefits from programs sponsored by federal, provincial and state governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 25% of our gross research and development expenses for the year ended August 31, 2002 and 24% for the fifteen months ended November 30, 2002.

         If unexpected changes in the laws or government policies terminate or adversely modify the Canadian and Quebec government programs, under which we receive the major part of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. In addition, to the extent that we increase our research and development activities outside Canada or Quebec, which could result from, among other things, future acquisitions, the increased activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

OUR CURRENT PRINCIPAL STOCKHOLDER HAS EFFECTIVE CONTROL OVER OUR BUSINESS.

         As of November 30, 2002, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held approximately 94% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders.

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

         In February 2000, we acquired all of the shares of Nortech Fibronic Inc., a company specializing in fiber-optic testing and temperature-sensing for a total consideration of $2.8 million of which $2.1 million was paid in cash. We also issued CA$800,000 (approximately $553,000) of Class "G" shares, which were converted into 800,000 preferred shares series 1 in June 2000, and a debenture of $200,000 (approximately $138,000) bearing no interest and payable on November 30, 2000. In November 2000, the former shareholders of Nortech agreed with us to make a purchase price adjustment, as a result of which we received $104,000 in cash from a portion of the purchase price previously held in escrow and reduced the purchase price for the 800,000 preferred shares series 1 from CA$800,000 ($543,000) to CA$544,000 ($354,000), which were purchased by us on November 30, 2000 and subsequently cancelled. In June 2001, Nortech ceased operations. The majority of its assets were sold to a third party and we acquired the remaining assets.

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

         On December 20, 2000, we acquired all of the issued and outstanding shares of common stock of EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments, Inc.) ("EXFO Burleigh"), Burleigh Instruments GmBH and Burleigh Instruments (U.K.) Ltd. for an aggregate purchase price of approximately US$189.3 million, comprised of 6,488,816 of our subordinate voting shares and approximately US$42.5 million in cash pursuant to the terms of an Agreement of Merger and Plan of Reorganization among us, EXFO Sub, Inc. and the selling shareholders, dated November 4, 2000, as amended on December 20, 2000. In April 2002, the name of Burleigh Instruments, Inc. was changed to EXFO Burleigh Products Group Inc.

         EXFO Burleigh, which has been in operation for 31 years, has received industry recognition for its high-performance optical wavelength meters and precision positioning equipment. Its Wavemeter (R) instruments offer one of the highest wavelength measurement accuracy in the industry. These products are able to determine the absolute wavelength of a laser under test within 0.3 picometers at 1500 nm. Its Inchworm (R) precision positioning equipment provides nanometer accuracy, which is critical for precision alignment in the optical component manufacturing process. Both of these product lines are supported by a broad proprietary intellectual property portfolio.

         In March 2001, we acquired all of the shares of EXFO Photonic Solutions Inc. (formerly EFOS Inc.) ("EXFO Photonic"), a privately held company in Toronto, Canada, for a total consideration of $111 million, of which $25 million was paid in cash. We also issued 3,700,000 of our subordinate voting shares. In September 2001, the name EFOS Inc. was changed to EXFO Photonic Solutions Inc.

         EXFO Photonic, operating since 1984, is a supplier of precision light-based adhesive spot curing products as well as curing process control for the global optical component manufacturing market and other non-telecom markets. Its products deliver precise doses of the appropriate spectral light into photo-sensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component and other manufacturing activities. EXFO Photonic light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio, including 15 patents and 25 patents pending.

         Also in March 2001, our wholly owned subsidiary, Burleigh Automation Inc. ("Burleigh Automation"), acquired substantially all the assets of Vanguard, a wholly owned subsidiary of DT Industries, Inc. for a purchase price of approximately $600,000 paid in cash. Vanguard, an automation equipment manufacturer in Tucson, Arizona, specializes in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which complements our acquisition of Burleigh fits with our overall strategy to provide customers with a comprehensive solution for the assembly, alignment and testing of optical components and subsystems. Since September 2001, Burleigh Automation has ceased operations and we have transferred all material intellectual property assets and most of the physical assets of EXFO Automation to EXFO Burleigh.

         In November 2001, we acquired all of the shares of Avantas Networks Corporation and simultaneously changed the name of that company to EXFO Protocol Inc. ("EXFO Protocol"). We paid a total consideration of approximately $69 million (or $95 million for the equity minus $26 million of cash in the hands of the acquired company) to acquire EXFO Protocol. Consideration paid consisted of 4,374,573 of our subordinate voting shares and $10 million in cash, net of cash acquired. EXFO Protocol, a company based in Montreal, Canada operating since 1998 is a supplier of fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

         On December 12, 2001, we announced the signing of a strategic alliance agreement with ATS Automation Tooling Systems Inc. The agreement facilitates integration of EXFO's automated manufacturing subsystems and test systems into ATS' turnkey custom and standard automation solutions to respond to specific needs of optical component and systems manufacturers. Under terms of non-exclusive strategic alliance, ATS and EXFO will jointly generate business leads, establish training programs for end-users, share marketing strategies and forecasts and validate product development initiatives.

         During the past year, we continued our efforts to re-align our cost structure to market conditions. First, on December 5, 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the reduction of our workforce by 10%. Then, on May 15, 2002, we announced a further 20% reduction of our global workforce in an effort to lower our cost structure. In May 2002, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the three acquisitions made during the last two years. Considering the ongoing unfavourable market conditions, we recorded a charge of US$222.2 million to write down a significant portion of goodwill and a charge of US$23.7 million to write down a significant portion of acquired intangible assets. Also, overall for fiscal 2002, we wrote off US$18.5 million in excess and obsolete inventories.

         In August 2002, EXFO Burleigh received confirmation of the extension of its contract with the U.S. Air Force Research Laboratory into phase 2 of a project for the development by EXFO Burleigh of new high-precision actuator system. The contract for phase 2 provides for an additional funding of US$1.7 million and will extend through the first quarter of 2005.

         In October 2002, our newly created, wholly owned subsidiary, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of gnubi communications L.P., including its technology, expertise, customer base, inventories and capital assets. Consideration paid consisted of US$1.8 million in cash and 1,479,290 of our subordinate voting shares. In addition, a further cash amount up to a maximum of US$2.9 million will be paid one year and 60 days after closing according to earn out provisions based on sales volumes. With the acquisition of these assets, EXFO Gnubi, based in Dallas, Texas, continues the operations of gnubi communications, L.P., as a supplier of multi-channel telecom and datacom testing solutions serving optical transport equipment manufacturers and research and development laboratories. At the time of the asset acquisition, 30 employees of gnubi communications transferred to EXFO Gnubi.

B.       BUSINESS OVERVIEW

         EXFO is a leading designer, manufacturer and marketer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. Our field-testing solutions enable telecommunications carriers and network service providers ("NSPs") to deploy, upgrade and operate their optical systems with the efficiency and cost-effectiveness. Our high-end optical testing and manufacturing solutions support system vendors, component makers and researchers in their quest to lower costs and increase yield in their respective environments. EXFO's comprehensive product portfolio extends across the entire life cycle of an optical network including research and development, manufacturing, installation, maintenance and telecommunications network monitoring. Altogether, we market more than 90 product families to 2000-plus customers in 70 countries around the world.

         We develop products for two main markets. Our Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of carriers and NSPs as well as full-time, real-time network surveillance. Our Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for system vendors, component makers as well as for research and development labs.

         EXFO was founded in Quebec City, Canada in 1985. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. These products are marketed in what is known today as our Portable and Monitoring Division. Customers use Portable and Monitoring products for installation, maintenance, monitoring and troubleshooting of optical networking applications. In 1996, we supplemented our product portfolio with an extensive line of Industrial and Scientific products that are mainly dedicated to research and development as well as manufacturing activities. Our Industrial and Scientific products tend to be more complex and higher priced than our Portable and Monitoring products. In fiscal 1999, we entered the market for remote fiber test systems. Remote fiber test systems, which are marketed through our Portable and Monitoring Division, allow carriers to monitor the integrity of their entire fiber-optic systems by verifying the protocol, optical and physical layers on a real-time basis, twenty-four hours a day, seven days a week.

         One of our strongest competitive advantages is our modular platform design. EXFO introduced modular test platforms in 1996, and remains the industry leader with all-in-one test sets that provide added value for customers seeking enhanced productivity. Our PC-based platforms, which are supported by an extensive suite of plug-and-play test modules, are widely accepted among major network service providers and system manufacturers with an established base of more than 10,000 modular platforms sold.

         During the last two years, we have strengthened our competitive positioning through acquisitions. In fiscal 2001, we completed two acquisitions to bolster growth in our Industrial and Scientific Division. We acquired EXFO Burleigh for its wavelength measurement instruments and nanopositioning alignment systems. We also added EXFO Photonic for its precision light-based, adhesive spot-curing technology. In fiscal 2002, we expanded into protocol-layer testing with the closing of the Avantas Networks Corporation acquisition (renamed EXFO Protocol Inc.), a supplier of fiber-optic testing and optical-network-performance management equipment. This acquisition was highly strategic because it enabled us to combine protocol-, optical- and physical-layer testing inside a single platform -- the FTB-400 Universal Test System -- to help our customers increase revenues and reduce operational costs in a fast-changing market.

         Subsequent to the year-end, we announced that our wholly owned subsidiary, EXFO Gnubi, had purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions. EXFO Gnubi's protocol-layer test equipment for system vendors fully complements EXFO Protocol's offering that is targeted at the network service provider market. As a result, these latest acquisitions enabled us to double our addressable market, while offering a complete fiber optic test solution to customers.

         We introduced a record 25 new products in fiscal 2002 including the FTB-8000 SONET/SDH Analyzer for deployments of 10 Gb/s optical networks; the FTB-8500 Packet Blazer(TM) to ensure Gigabit Ethernet performance in high-speed optical networking; the FTB-5800 Chromatic Dispersion Analyzer for high-speed, dense wavelength division multiplexing ("DWDM"); the next-generation IQS-500 Intelligent Test System and related test modules for automated testing and manufacturing applications; and the ProAlign(TM) 5000 Component Assembly Workstation for the automated assembly of array-type devices.

         Over our 17 year history, we have received more than 45 industry and commerce awards. In 2001, we were named one of the top 100 employers in Canada by Maclean's, a national current affairs magazine. In 2000, we were chosen winners of the Outstanding Corporate Innovator Award by the U.S.-based Product Development and Management Association. Prior to becoming a public company in June 2000, we had been recognized as one of the 50 Best-Managed Private Companies in Canada by Arthur Andersen Consulting and the Financial Post for five consecutive years.

THE EXFO SOLUTION

         We believe that we offer the most extensive range of products in the fiber-optic test, measurement, monitoring and automation industry. Our success has been largely predicated on our exclusive focus on fiber optics. Our solution is based on the following key attributes:

         MODULAR SYSTEM DESIGN. In 1996, we introduced the first products designed around our modular system design. This system design consists of a PC-based, Windows-driven platform that can accommodate several data acquisition test modules. We have since developed products for each division based on the same modular design. Our modular design provides the following advantages:

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

         o The flexibility of our systems allows customers to develop customized and automated solutions for their specific testing requirements.

         HIGH DEGREE OF TECHNOLOGICAL INNOVATION. We have established a strong reputation for technological innovation over the last 17 years. In fact, this attribute represents a key differentiator for EXFO within a competitive marketplace. Following are some of our industry firsts in recent years:

         o ALL-IN-ONE TEST SOLUTION. In 2002, we launched the first all-in-one solution for protocol-, optical- and physical-layer testing to enable customers to increase efficiency and reduce costs in the field. The added value of this concept means that field technicians no longer need to carry separate instruments like bit-error-rate testers ("BERTs"), optical spectrum analyzers ("OSAs") and optical time-domain reflectometers ("OTDRs") to fulfill their testing requirements. All they need is the next-generation FTB-400 field-testing platform and related modules to handle all their testing, storage and retrieval needs.

         o OPTICAL WAVEGUIDE ANALYZER. In 2001, we released our Optical Waveguide Analyzer, which represents the industry's first commercial refractive index profiler for planar and arrayed waveguides. The refractive index profile of next-generation optical devices like arrayed waveguides is a critical parameter to measure in order to control and optimize the manufacturing process.

         o HIGH-PERFORMANCE PORTABLE OSA. In 2000, we introduced the first OSA to provide lab-quality specifications for rugged, portable use in the field. This instrument is useful for measuring key parameters of each wavelength in a DWDM system.

         HIGH-QUALITY PRODUCTS. Product quality is an integral part of our solution. Our Quebec City-based operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard, as are our Toronto operations. Our subsidiary in Victor, New York is presently working toward ISO9001/2000 registration. Our subsidiaries in Montreal and Dallas, Texas, have rigorous quality assurance programs, but they are not yet certified. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, and other industry-leading standards bodies. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to reduce defects to a minimum. Various tasks in the quality assurance process in all our facilities include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

         CUSTOMER SUPPORT. We use qualified and specialized internal groups to offer pre-sales evaluation, installation, channel and customer training, communications and post-sales support. We believe that this approach provides us with an advantage over our competitors, who often outsource some of these functions. Our customer service teams are mainly responsible for supporting our sales force, recommending instruments that best match our customers' testing, measurement, monitoring or automation needs, providing detailed quotations, order management, technical support and training as well as calibration and repair services.

OUR STRATEGY

         We intend to improve our competitive position in the fiber-optic test, measurement, monitoring and automation industry through the following initiatives:

FOCUS ON QUALITY OF EXECUTION

         We plan on returning to profitability without sacrificing innovation. In fiscal 2002, we took actions to align our cost structure to deteriorating market conditions. We reduced our workforce by 350 employees, froze employee salaries and implemented rigorous cost-control measures. We also improved the efficiency of the organization, in terms of management, manufacturing operations and supply-chain processes. In terms of innovation, we launched a record 25 new products in 2002, and revenues from products that have been on the market two years or less accounted for 48% of our sales. We are working to establish a balance between becoming profitable in the short-term and ensuring growth in the long-term.

INCREASE MARKET SHARE AND EXPAND ADDRESSABLE MARKET

         We believe that gaining market share and tapping into new revenue streams will lead to future growth and profitability. EXFO has taken the first steps in that direction by increasing sales 12% and 5% sequentially during the last two quarters of fiscal 2002, and by raising our net bookings in the last three quarters of 2002 with bookings of $13.3 million, $15.5 million and $17.8 million, respectively. Most industry players, meanwhile, witnessed their top lines drop or remain flat during the same period. In terms of market development, we entered the protocol-layer test sector in the 2002 financial year to complement our optical- and physical-layer testing products. The acquisitions of EXFO Protocol in November 2001 and of the assets of gnubi communications, L.P. in October 2002 not only enhanced our competitive position with network service providers and system vendors, but they also allowed us to double our addressable market and expand our presence in the healthier data communications test market. We plan to continue increasing our market share by leveraging competitive advantages, such as our modular platform design, new product development strategy and global customer base, by building on growth vehicles like our new product pipeline, protocol-layer testing solutions and selective acquisition of strategic companies or product lines that further strengthen our competitive position.

MAINTAIN SOUND FINANCIAL POSITION

         Over the years we have maintained a solid balance sheet and presently have a cash position of approximately $50 million and practically no debt. This fiscal responsibility, in turn, provides our customers with the assurance that they can count on EXFO as a reliable vendor. We intend to take full advantage of our sound financial position by providing customers with the comfort of a solid, long-term partner.

PRODUCTS

         At the core of our test, measurement, monitoring and automation equipment are our FTB-400 Universal Test System ("UTS") and IQS-500 Intelligent Test System ("ITS") platforms. Our FTB-400 UTS provides carriers with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQ-500 ITS is a scalable unit that is suited for manufacturing, laboratory engineering and research applications. The added benefit of our IQS-500 ITS is that manufacturers can design their own automated test setup or we can customize a setup for them. Our FTB-400 UTS and IQ-500 ITS platforms are fully supported by integrated and highly intuitive graphical user interfaces, enabling the user to easily store, handle and retrieve a large amount of data.

         The following table summarizes the principal types of instruments we provide, their typical applications and the format in which we offer them:

                                                                                      FORMAT
                                                               -----------------------------------------------------
INSTRUMENT TYPE              TYPICAL APPLICATION                    PORTABLE                     SCIENTIFIC
--------------------   -------------------------------------   -----------------------     -------------------------
                                                                FTB 400                      IQS-500
                                                               UTS MODULES   HANDHELDS     ITS MODULES   INSTRUMENTS
                                                               -----------   ---------     -----------   -----------
Broadband source       Used    for    testing     wavelength
                       dependent  behavior  of fiber  cables                                    X             X
                       and DWDM optical components.

Channel selectors      Selects     and      isolates     any
                       International       Telecommunication
                       Union (ITU) DWDM channel in the C-Band      X           X
                       for bit-error-rate testing and
                       protocol-layer analysis.

Chromatic dispersion   Measures    increasing    levels   of
analyzer               chromatic        dispersion        in
                       high-capacity    optical    networks.
                       Chromatic  dispersion  is a  physical
                       phenomenon    inherent   to   optical
                       fiber  and  optical  components  that
                       causes  information  bits  to  spread       X
                       along a network.  This  degrades  the
                       quality  of the  transmission  signal
                       and,    in    turn,     limits    the
                       transmission    speed    carried   by
                       optical networks.

Clip-on coupling       Clips to an optical  fiber and allows                    X
device                 non-invasive testing.

Component assembly     Semi-automated     workstation    for
workstation            arrayed-type  devices  that  combines
                       precision   alignment,   spot-curring                                                  X
                       and optical testing.

Digital frequency      Used  to  automatically  or  manually
locker                 lock the  frequency of a laser source                                                  X
                       to a reference optical filter.

Femtosecond            Measures   very   small   levels   of
polarization mode      polarization  mode dispersion in DWDM
dispersion analyzer    and   broadband   components  in  the                                                  X
                       simplest,     fastest     and    most
                       repeatable manner.

Gigabit Ethernet       Measures    data     integrity    for
tester                 high-speed      internet     protocol
                       communications   in  metro  and  edge       X                            X*
                       networks.

Light-based curing     Technology  by which a dose of energy
instrument             of a specific  wavelength,  bandwidth
                       and  irradiance  is used to  cause an
                       adhesive,  encapsulant  or sealant to                                                  X
                       change  from a liquid to a solid in a
                       small  area.  Used  to  bond  optical
                       components and sub-components.

Live fiber detector    Clips  on to a  fiber  and is used to
                       detect the presence and  direction of
                       a  signal  without  interrupting  the                    X
                       traffic.

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

Nanorobot photonics    Offers  multi-axis  alignment and can
alignment system       position   optical   devices  with  a
                       nanometer   resolution,    which   is
                       essential  during  the  alignment  of                                                  X
                       optical     components     in     the

                                                                                      FORMAT
                                                               -----------------------------------------------------
INSTRUMENT TYPE              TYPICAL APPLICATION                    PORTABLE                     SCIENTIFIC
--------------------   -------------------------------------   -----------------------     -------------------------
                                                                FTB 400                      IQS-500
                                                               UTS MODULES   HANDHELDS     ITS MODULES   INSTRUMENTS
                                                               -----------   ---------     -----------   -----------
                       manufacturing process.

Narrowly tunable       A laser that can be precisely tuned
lasers                 to simulate a DWDM light sources.
                       Used primarily in testing optical                                        X
                       amplifiers.

Optical amplifier      Boosts  the  power of laser  sources.
                       Used for the testing and  calibration                                    X
                       of test systems.

Optical couplers       Used  in  test   system  to   combine
                       sources  or  signals.  Also  used  as                                    X
                       splitters to monitor signals.

Optical fiber          Measures  the   geometric  and  light
parameter analyzer     guiding   properties  of  an  optical
                       fiber. Used in new fiber research                                                      X
                       and development and quality control
                       applications.

Optical power meters   Measures  the  power  of  an  optical
                       signal.  It is  the  basic  tool  for
                       the   verification  of  transmitters,       X            X               X             X
                       amplifiers  and optical  transmission
                       path integrity.

Optical power          Provides   a  highly   accurate   and
reference module       traceable  measurement  of power  for
                       the  calibration or  verification  of                                    X
                       other power measurement instruments.

Optical return loss    Combines  a laser  and a power  meter
meters                 to measure the amount of  potentially       X             X              X             X
                       degrading back reflection.

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

Optical time domain    Like a radar,  it  measures  the time
reflectometers         of  arrival  of   reflections  of  an
(OTDRs)                optical   signal  to  determine   the       X
                       distance  to the  breaks or points of
                       excessive loss in a fiber network.

Optical waveguide      Provides   the    refractive    index
analyzer               profile    of   glass    and    fused
                       silica-based  devices  used  in  next                                                  X
                       generation networks.

Passive component      Characterizes   passive   wavelength-
analyzer               selective   devices,  such  as multi-
                       plexers, demultiplexers  and add/drop                                                  X
                       filters,  with  respect  to  absolute
                       wavelength   in  order  to  guarantee
                       their performance within DWDM systems.

Polarization           Measures  the  difference  in loss of
dependent loss         power  for the  different  states  of                                    X
meters                 polarization.

Polarization mode      Measures  the  dispersion  of   light
dispersion analyzers   that  is   caused   by  polarization.
                       Generally   used  to  determine   the       X                            X
                       speed-distance  limitation  of  fiber
                       and cables.

                                                                                      FORMAT
                                                               -----------------------------------------------------
INSTRUMENT TYPE              TYPICAL APPLICATION                    PORTABLE                     SCIENTIFIC
--------------------   -------------------------------------   -----------------------     -------------------------
                                                                FTB 400                      IQS-500
                                                               UTS MODULES   HANDHELDS     ITS MODULES   INSTRUMENTS
                                                               -----------   ---------     -----------   -----------
SONET/ SDH Analyzers   Provide  accurate  bit-error rate and
                       performance   analysis  of  SONET/SDH
                       overhead   format  that  reflect  the       X                            X*
                       quality of a transmission system.

Stable light sources   Emitting  diode  or  lasers  used  in
                       connection  with  a  power  meter  to       X            X               X             X
                       measure signal loss.

Talk sets              A device that  attaches to an optical
                       fiber  and  serves  as  a   temporary
                       voice link facilitating  coordination       X            X
                       of work among installation crews.

Variable optical       Used in network  simulation setups to
attenuators            provide      calibrated      variable
                       reduction   of  the  strength  of  an                    X               X             X
                       optical signal.

Visual fault locators  A   visible   laser   that   can   be
                       connected   to   an   optical   fiber
                       network  to  help  locate  breaks  or       X            X
                       points of excessive loss.

Widely tunable lasers  Can  produce  laser  light  across  a broad range of  wavelengths.  Used to
                       test DWDM  components and value-added                                    X             X
                       optical modules.

*   PC-based modular test platform (from EXFO Gnubi)

PORTABLE AND MONITORING PRODUCTS

         We offer an extensive range of products for fiber-optic testing, measurement and monitoring applications. Our test and measurement products are available as handheld test instruments or as field-portable platforms with related modules. Our handheld instruments are durable, compact and easy to use. Our second-generation field-testing platform, the FTB-400 UTS, is available in a two-slot configuration for basic OTDR and optical loss testing, or a seven-slot configuration for high-end DWDM testing, Gigabit Ethernet bit-error-rate testing, protocol-layer analysis, PMD and CD characterization, high fiber-count testing as well as OTDR and optical loss testing and with a SONET/SDH add-on to handle rates from 64 Kb/s to 10 Gb/s. We also offer the FTB-100 Mini-OTDR with an integrated power meter option. This cost-effective platform provides field technicians with basic OTDR testing capabilities. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large environmentally robust touchscreens are very practical for field use.

         Our Portable and Monitoring products cover the physical, optical and protocol layers of an optical network. If you compare a network to a highway, EXFO products test the road, or the fiber and optical components that make up the physical layer of a network. Our products also characterize the numerous lanes along the highway, or the various wavelengths carrying bandwidth within the optical layer of a network. And our products test the traffic, or the bits and bytes, streaming through the protocol layer of a network.

         We also offer stand-alone, autonomous solutions for physical-, optical- and protocol-layer monitoring. Our physical-layer monitoring solution, Fiber Guardian, carries out constant real-time monitoring on up to 32 fibers within an optical network. This monitoring solution displays a message on its embedded screen and sends out an alarm if a measurement falls outside a user-defined threshold. Through state-of-the-art instrumentation, Fiber Guardian can specify the location of a fault to reduce downtime to a minimum, or it can identify minor degradations to prevent loss of service.

         Our optical-layer monitoring product, Optical Guardian, continuously monitors critical parameters of optical channels within "DWDM" or coarse wavelength division multiplexing ("CWDM") networks. Likewise, an alarm is automatically generated when a measurement falls outside user-defined thresholds.

         Finally, our protocol-layer monitoring solution, Network Guardian, is an optical network performance management system that supports a wide range of protocols like SONET, T-Carrier, SDH, PDH, 10/100 Ethernet and Gigabit Ethernet. It remotely carries out tests on points of presence, handoff points, co-location sites and customer premise equipment sites. Our portable and monitoring products accounted for 57% of our sales in the financial year ended August 31, 2002 and 48% and 69% of our sales in the 2001 and 2000 financial years respectively.

INDUSTRIAL AND SCIENTIFIC PRODUCTS

         Our Industrial and Scientific product line is mainly built around our IQS-500 ITS platform and is available as test modules or stand-alone, benchtop instruments. The IQS-500 ITS is a next-generation scalable platform that enables system vendors, optical component manufacturers and research labs to reduce costs and increase efficiency. It efficiently runs as many as 100 test modules using a single controller unit. These modules can be stacked to produce a high-performance test station for a number of network elements including DWDM multiplexers, optical cross-connects, optical transponders, optical patchcords and VCSEL lasers.

         The IQS-500 platform is equipped with the latest in software and hardware technology to support single-button operation for automated testing. Its system-based approach--one box, several test modules--combined with an open architecture (PXI, Windows, LabVIEW(TM), etc.) and ease of programming, produces a highly flexible test and automation environment.

         The IQS-500 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO's wide selection of high-performance test modules includes high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, optical spectrum analyzers, polarization mode dispersion ("PMD") analyzers, multi-wavelength meters, channel selectors, polarization dependent loss ("PDL'") and optical return loss ("ORL") meters, polarization controllers and optical switches.

         Our Industrial and Scientific Division also addresses testing issues that cannot be handled by standard test modules or stand-alone benchtop instruments. We have developed a number of integrated test systems and offered them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is list of integrated test systems that EXFO provides for characterizing optical components, sub-systems and networks:

     o       Multifiber test system           Used for quality-assurance testing
                                              of multifiber patchcords and
                                              interconnect assemblies. These
                                              devices, including hybrid and
                                              fan-out patchcords, are commonly
                                              used in fiber systems.

     o       Cable assembly test system       Used to perform insertion loss and
                                              mandrel-free reflection
                                              measurements with the highest
                                              degree of accuracy and
                                              repeatability on short fiber
                                              assemblies.

     o       Optical calibration test system  Used to calibrate power meters, light sources, variable
                                              attenuators and optical time
                                              domain reflectometers.

     o       Environmental test system        Allows users to perform long-term
                                              qualification testing of optical
                                              components and sub-systems under
                                              varying environmental conditions
                                              primarily to ensure compliance
                                              with industry standards.

     o       DWDM passive component           Used to automatically characterize
             test system                      all critical specifications,
                                              including spectral insertion loss,
                                              polarization-dependent loss, and
                                              optical return loss, of a DWDM
                                              passive component with a high
                                              degree of accuracy, ease of use,
                                              and speed.

     o       Multi-wavelength comb            Used to adjust the power of a bank
             controller                       of DFB-ITU lasers in order to test
                                              loading conditions of optical
                                              amplifiers.

         EXFO Burleigh and EXFO Photonic further enhance our Industrial and Scientific Division product portfolio by enabling customers to automate critical steps in the optical component manufacturing process. These critical steps include automated fiber alignment (EXFO Burleigh) and precision light-based, adhesive spot-curing (EXFO Photonic). In fiscal 2002, both of these subsidiaries combined with EXFO to produce the ProAlign(TM) 5000 Component Assembly Workstation, the industry's first semi-automated solution for arrayed-type waveguide devices.

         Another product from EXFO Burleigh includes the FR-3000 NanoRobot(R) Alignment System, which provides multi-axis alignment and can position optical devices with a 0.1 nanometer of mechanical resolution. EXFO Burleigh also offers test and measurement instruments like optical channel analyzers and passive component analyzers.

         EXFO Photonic provides precision light-based, adhesive spot-curing technologies as well as curing process control for the optical component, semiconductor and life science markets. Its products deliver precise doses of the appropriate spectral light onto photosensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability. Key products include the Novacure(R) IR, which uses infrared spot-curing on conventional heat-cure adhesives; the Novacure(R), a bonding solution that delivers all the benefits of ultraviolet and visible spot-curing on photosensitive adhesives; and the Acticure(R) 4000 Ultraviolet/Visible Spot Cure System, which has an increased lamp life of 2,000 hours and an optional automated controller that offers user-programmable profiles for bonding. All of these light-based curing systems can be adapted to automated or manual assembly environments. In addition, in October 2002, EXFO Photonic released its X-CiteTM 120 fluorescence illumination system, a self-contained illumination unit for fluorescence microscopy applications.

         Our modular and benchtop instruments are complemented by multi-channel telecom and datacom test solutions coming from EXFO Gnubi's protocol-layer test instruments that handle data rates from 64 Kb/s to 10 Gb/s - as well as Gigabit Ethernet - inside a PC-based modular platform that is highly comparable to EXFO's. EXFO Gnubi's product offering addresses test requirements for multiple communication ports in lambda routers, optical switches, cross-connects and DWDM systems.

         Our Industrial and Scientific products accounted for 43% of our sales in the financial year ended August 31, 2002 and 52% and 31% in the 2001 and 2000 financial years respectively.

RESEARCH AND DEVELOPMENT

         We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we recruit and retain highly skilled engineers, scientists and technicians. As of December 31, 2002, our research and development departments included 244 full-time engineers, scientists and technicians, of whom 41 hold post-graduate degrees. Gross research and development expenditures for fiscal 2002 reached $17million compared to $17.6 million for fiscal 2001.

         Despite the addition of the EXFO Protocol research and development activities further to that acquisition in November 2001, we effectively reduced our research and development personnel and expenditures during fiscal 2002 as a result of restructuring and cost reduction efforts. However, through our market-oriented product portfolio review process we ensure that our investments in research and development are aligned with our customers' needs and strategies. This process enables us to maximize our returns on research and development investments by focusing our resources on prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has been significantly exceeded.

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

CUSTOMERS

         More than 2,000 customers in 70 countries around the world rely on our test instruments and systems in research and development laboratories and production environments and to enable optical networks to perform impeccably during their complete lifecycles. Our customers include telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies as well as optical component and system manufacturers. During fiscal 2002, only one customer accounted for more than 10% of our sales and our top three customers represented 15.4% of our sales during this period. With regard to geographic distribution, North American customers represented 57% of our sales, while international customers accounted for 43% during fiscal 2002. For the financial years ended August 31, 2001 and 2000, North American sales accounted for 58% and 62%, and international sales for 42% and 38% respectively. Our international sales are largely handled by a network of distributors around the world.

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

UNITED STATES AND CANADA SALES

         In the United States and Canada, we utilize hybrid (direct and/or indirect) sales organizations as best-suited for particular market segments to generate revenue. Higher technology products to sophisticated buyers is typically a direct sale model. Low to medium technology products to less stringent technical buying groups is typically done through a manufacturer representative organization supported by our local regional sales managers. The team consists of a vice-president supported by a 24-member team of sales directors and regional sales managers, account managers sales engineers and application engineers, who are located throughout major metropolitan areas. Our group of sales professionals has an average of 13 years of experience in the fields of telecommunications, fiber optics, or test, measurement and monitoring.

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

         o MANUFACTURING/R&D MARKET. This sales team specializes in selling our test, measurement and monitoring equipment and our manufacturing automation products targeted to customers who research, develop or manufacture optical networking products and components. In this market, regional sales managers also have direct responsibility for serving our larger manufacturing customers. This organizational structure allows us to adequately cover the demands of a highly technical customer base and to identify and penetrate the large multi-function accounts, diverse and smaller customers, university researchers, military contractors, contract manufacturers and other evolving market segments.

         Our main sales office in the United States is located in Richardson, Texas. We also maintain sales personnel in numerous metropolitan areas and rely on more than 40 sales representatives and distributors situated throughout the United States.

INTERNATIONAL SALES

         Our international sales network includes a vice-president, a general manager in Europe and two sales directors covering Latin America and Asia, all supported by a team of 21 sales professionals. Our direct sales network in Europe is supported by a main office and service center in Paris, France, which maintains our head of European sales operations and also provides repair and calibration services for our European, Middle East and African customers. Our main offices for Asia are in Singapore and Beijing and we have also established service centers in Singapore and Beijing to better serve our customer base in the Asia-Pacific region. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and customers. Finally, we rely on more than 90 distributors to support our international sales. We feel that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

MARKETING, COMMUNICATIONS AND CUSTOMER SUPPORT

MARKETING

         Our Marketing Group consists of over 30 product managers and marketing analysts who have various degrees in engineering, science and business administration. Product managers, with the assistance of marketing analysts, are responsible for all aspects of our marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. Marketing analysts help product managers develop marketing programs with tools such as our Web site, CD-ROMs, advertisements, mail outs and customer presentations. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have implemented a customer relationship management system to compile market and customer information including forecasts, leads and competitive data. We use this information to make strategic business decisions. Finally, our strategic marketing team analyses markets, market trends, compiles competitive information and identifies macro-trends in our sector.

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

CUSTOMER SUPPORT

         We have developed a Customer Support Group that serves customers and distributors around the world in English, French, Spanish, Chinese and German. Our Customer Support Group consists of three distinct units: technical support, order management and a repair and calibration authorization service centers. A frequently asked question database is also updated regularly on our Web site.

         Through service facilities located in Canada, the United States, Europe and Asia, we provide full after-sales service to our customers that includes the following: technical support and software upgrades, application support, calibration verification, calibration adjustment, repairs (including hardware upgrades and preventive maintenance), training, and field services (including on site installation, repairs, calibration verification, preventive maintenance and training).


MANUFACTURING

         Manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly, testing, software loading, calibration, quality assurance, shipping, billing and customs management.

         As of December 31, 2002, we had 256 employees involved in our manufacturing operations. Our manufacturing operations, which occupy a total of approximately 97,475 square feet, are spread among six buildings in five cities. Manufacturing operations occupy 66,225 square feet in Quebec City, Canada, 10,000 square feet in Victor, United States, 16,000 square feet in Toronto, Canada, 3,300 square feet in Montreal, Canada and 1,950 square feet in Addison, United States. Our manufacturing operations in Quebec City are handled by three inter-related departments:

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

         o PRODUCTION ENGINEERING AND QUALITY. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, repairs and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. Quality is assured through product testing at numerous stages in the manufacturing process to ensure that our products meet stringent industry requirements and our customers performance requirements. Our quality assurance program in Quebec City has been certified ISO 9001 since 1994.

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

         Manufacturing operations at EXFO Burleigh, EXFO Photonic, EXFO Protocol and EXFO Gnubi follow a similar process with the exception that some non-critical tasks, such as the stuffing of printed circuit boards, are outsourced.

COMPETITION

         The fiber-optic test, measurement and automation industry is highly competitive and subject to rapid change as a result of technological developments and other factors. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

         o        product performance and reliability;
         o        level of technological innovation;
         o        product lead times;
         o        breadth of product offering;
         o        ease of use;
         o        customer service and technical support;
         o        strength of sales and distribution relationships;
         o        financial stability; and
         o        price.

         The fiber-optic test and measurement sector has recently undergone, and will continue to undergo, significant restructuring and consolidation. We have seen, and expect to continue to see, some competitors opting for strategic retreat, redirecting their research and development to other sectors, divesting or merging.

         Generally, our competitors fall into two categories. The first category consists of global electronic test and measurement manufacturers, who complement their broad range of products with fiber-optic test, measurement and automation equipment. These companies include Acterna Corporation, Agilent Technologies, Inc., Ando Corporation, Anritsu Corporation, NetTest, Spirent plc and Tektronix, Inc.

         The second category refers to niche companies in the fiber-optic test, measurement and automation industry or those serving that industry as a niche market. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave, Inc., ILX Lightwave Corporation,

JDS Uniphase Corporation, Kingfisher International PTY Ltd., Newport Corporation and Santec Corporation.

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

         We currently hold 20 U.S.-issued and seven Canadian-issued patents and we have 28 U.S., 22 Canadian and five Patent Cooperation Treaty patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from January 16, 2010 to March 31, 2021.

         We consider six of our inventions for which patents have either been granted or are pending to be material. These inventions are:

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

         o an apparatus and method to determine optical phase delay, which forms the basis of our new FTB-5800 product for the measurement of chromatic dispersion in field-installed optical fibers. A US patent has been granted, and applications have been submitted in Canada, Europe (pursuant to PCT), and China;

         o an optical spectrum analyzer using optical fibers as input and output "slits". This invention forms the basis of our FTB-5240, FTB-5240B and IQ -5250 products. This patent application is in process in the United States, Canada, Europe (pursuant to PCT) and China;

         o the light cure system with closed loop control and work piece recording which is at the heart of the spot-curing systems manufactured by EXFO Photonic Solutions for which patents were granted in the United States and Canada; and

         o the portable test gear for TDM and packet based communications for which patent applications have been filed in Canada, the United States and pursuant to the Patent Cooperation Treaty form the basis of the technology used by EXFO Protocol for its protocol testing products.

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

         LEGAL PROCEEDINGS

         On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York by John Williams, and others similarly situated, against us, four of the underwriters of our initial public offering (Merrill Lynch, Pierce, Fenner & Smith, Inc., RBC Dominion Securities Inc., Wit Soundview Corporation and CIBC World Markets Inc.) and Messrs. Germain Lamonde and Pierre Plamondon pursuant to the SECURITIES EXCHANGE ACT OF 1934 and Rule 106-5 promulgated thereunder and sections 11, 12 and 16 of the SECURITIES ACT OF 1933. This class action, involving more than 300 other public companies, alleges that our registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000 contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of our shares issued in connection with our initial public offering; and (ii) the underwriters allegedly entering into agreements with customers whereby our shares issued in connection with our initial public offering would be allocated to those customers in exchange for which such customers agreed to purchase additional amounts of our shares in the after market at pre-determined prices.

         On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

         In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and on October 8, 2002, the claims against Messrs. Lamonde and Plamondon were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

         We believe that our executive officers and we have fully complied with all applicable securities laws and that the claims against us are without merit. We have referred this matter to our insurers and are vigorously defending our position in this litigation. However, we are unable to predict the outcome of this case and if it is adversely determined, it could have certain adverse effects on our business, including potential monetary damages that may exceed available insurance protections.

         On December 12, 2000, GAP Optique instituted legal proceedings with the Juridiction des Prud'hommes in Geneva, Switzerland against an ex-employee for breach of a confidentiality obligation as stipulated in his employment contract. GAP is claiming monetary damages only since Swiss law does not allow injunctive relief in this case. Mr. Patrick Stamp was hired by our subsidiary, GAP Optique on May 1, 1998. Mr. Stamp's employment contract contained a confidentiality clause that prohibits disclosure or use of any confidential information he may obtain during the course of his work. The contract provides that this obligation continues for a period of one year following termination of the employment agreement. Mr. Stamp left GAP Optique in February 2000 to create a start-up company called LUCIOL Instruments, S.A ("LUCIOL") with the help of two former employees of the University of Geneva. LUCIOL presently manufactures and sells fiber optic test instruments, of which two (a chromatic dispersion analyzer and a photon-counting OTDR) were developed jointly by GAP Optique and the University of Geneva. Mr. Stamp participated in the development of these instruments during employment with GAP Optique and the University. Therefore, it is the contention of GAP Optique that Mr. Stamp is now using illegally, through LUCIOL, the proprietary and confidential information he obtained during his employment in order to market the particular test instruments. A preliminary hearing was held on November 1, 2001 and the proceedings resumed on January 15, 2002, at which time the court ordered the preparation and filing of an independent expert report. Both parties have submitted to the court a list of questions and issues to be addressed by the expert. The Court's ruling provided that the report be filed by November 30, 2002, however, we still have not received confirmation of the filing.

         On November 28, 2002, EXFO, GAP Optique and the University of Geneva filed a joint motion for provisional measures, with the District Court in the Canton Vaud, Switzerland, against LUCIOL. The joint plaintiffs are seeking an order to prohibit LUCIOL from manufacturing and selling the chromatic dispersion analyzer and the photon-counting OTDR that are both described in the preceding paragraph. The defendant is expected to appear before the court to file an answer to the application in early January 2003.

         There are no other legal or arbitration proceedings pending or threatened of which we are aware which may have or have had a significant effect on our financial position.


C.       ORGANIZATIONAL STRUCTURE

         As of December 31, 2002, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

                    [GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

EXFO Electro-Optical Engineering Inc.
18/09/1985
(Canada)
Operating **

100%              100%            100%            85%           100%        100%              100%
---------------   -------------   --------------  ------------  ----------  ----------------  ----------------  ----------------
EXFO UK Limited   EXFO Photonic   GEXFO           GAP Optique   EXFO Asia   Nortech Fibronic  EXFO Protocol     Burleigh
27/02/2001        Solutions Inc.  Distribution    SA            Pacific     Inc.              Inc.(formerly)    Instruments GmbH
(United Kingdom)  (formerly Efos  Internationale  17/05/1994    PTE Ltd.    14/08/1991        Avantas Networks  (Germany)
Non-operating        Inc.)        Inc.            (Switzerland) 18/01/2001  (Canada)          Corporation)      Non-operating
                  20/02/1984      17/12/1992      Operating     (Singapore)  Non-operating    02/11/2001
                  (Ontario)       (Quebec)                      Operating                     (Canada)
                  Operating        Holding                                                   Operating
                                       /                                          /
                  ------------------------------------------                ---------------
                  100%            100%            100%                      100%
                  -----------     -------------   ----------                -------------
                  EXFO Europe     EXFO            EXFO USA                  [Nortech
                  SARL            International   Inc.                      Fibronic Inc.
                  08/02/1994      Services        07/12/2000                (Texas)
                  (France)        Management LLC  (Delaware)                Dissolved
                  Operating       22/11/2000      Holding                   07/09/2001]
                                  (Hungary) -
                                  Operating
                                                      /
                                  ----------------------------------------
                                  100%            100%          100%
                                  ------------    ---------     ----------
                                  EXFO America    EXFO          EXFO Gnubi
                                  Inc.            Burleigh      Products
                                  15/12/1992      Products      Group Inc.
                                  (Delaware)      Group Inc.    04/09/2002
                                  Operating       25/08/1972    (Delaware)
                                                  (New York)    Operating
                                                  Operating
                                                  /       \
                                  -------------------------------------------
                                  71.5%                         100%
                                  -------------                 -------------
                         **       [Burleigh                     Burleigh
                         28.5%    Instruments                   Automation
                                  (UK) Ltd.                     Inc.
                                  (United                       (Delaware)
                                   Kingdom)                     Non-operating
                                  Dissolved
                                   12/11/2002]



D.       PROPERTY, PLANT AND EQUIPMENT

         Our main offices and facilities are located in Quebec City, Canada where we occupy three buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. In addition, we maintain sales offices in China, France, Germany, Great Britain, Japan, Singapore and the United States. EXFO Burleigh's facilities are located in Victor, in the state of New York, EXFO Gnubi is located near Dallas, Texas, EXFO Photonic is located near Toronto, Canada and EXFO Protocol is located in Montreal, Canada.

         In September 2002, we obtained ownership of one of the buildings housing production facilities in Quebec City that was previously leased from a company controlled by EXFO's president and chief executive officer.

         The following table sets forth information with respect to the main facilities that we occupy as of December 31, 2002.

LOCATION                     USE OF SPACE                                     SQUARE FOOTAGE     TYPE OF INTEREST
--------                     ------------                                     --------------     ----------------

436 Nolin Street             Manufacturing                                     44,164             Owned
Vanier (Quebec)

400 Godin Avenue             Research and Development, Manufacturing          128,800             Owned
Vanier (Quebec)              and Administrative

465 Godin Avenue             Executive and Administrative                      24,000            Leased
Vanier (Quebec)

2260 Argentia Road           Research and Development, Manufacturing           36,000            Leased
                             and Administrative
Mississauga (Ontario)

2650 Marie-Curie             Research and Development, Manufacturing           26,000            Leased
St-Laurent (Quebec)          and Administrative

7647 Main Street Fishers     Research and Development, Manufacturing           40,000             Owned
Victor (New York)            and Administrative

4275 Kellway Circle          Research and Development,                          8,720            Leased
Addison (Texas)              Manufacturing and Administrative

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis of the consolidated financial condition and results of operations of EXFO for the fiscal years ended August 31, 2002, 2001 and 2000 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this annual report, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in Note 19 to our consolidated financial statements.

CORPORATE HIGHLIGHTS

EXFO LAUNCHES 25 PRODUCTS IN 2002

         EXFO announced in September 2002 that it had launched 25 new products in fiscal 2002. Key product launches included the FTB-8000 SONET/SDH Analyzer for deployments of 10 Gb/s optical networks; the FTB-8500 Packet Blazer(TM) to ensure Gigabit Ethernet performance in high-speed optical networking; the FTB-5800 Chromatic Dispersion Analyzer for high-speed, dense wavelength-division multiplexing; the next-generation IQS-500 Intelligent Test System and related test modules for automated testing and manufacturing applications; and the ProAlign(TM) 5000 Component Assembly Workstation for the automated assembly of array-type devices.

EXFO CARRIES OUT RESTRUCTURING ACTIONS AND REVIEWS ASSETS FOR IMPAIRMENT

         As a result of the telecommunications downturn that affected several markets, EXFO carried out a series of restructuring measures in fiscal 2002 to accelerate its return to profitability. Several proactive actions were taken to lower the company's cost structure, including workforce reductions and inventory write-offs. Overall for fiscal 2002, EXFO reduced its workforce by 350 people and wrote off $18.5 million in excess and obsolete inventories.

         EXFO also performed in May 2002 an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the three strategic acquisitions made during the last two years. Considering the ongoing unfavorable market conditions, the company recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired intangible assets.

EXFO IMPLEMENTS NEW ERP SYSTEM

         In December 2001, a new enterprise resource planning ("ERP") system was implemented at EXFO's headquarters in Quebec City, QC. This ERP system will enable the company to improve the efficiency of its operations and should provide customers with better and more prompt service.

EXFO COMPLETES ACQUISITION OF AVANTAS NETWORKS

         EXFO announced in November 2001 that it had completed its previously announced acquisition of Avantas Networks Corporation (renamed EXFO Protocol) for a total consideration of $95.0 million, or $69.4 million net of $25.6 million of cash and cash equivalents acquired. This acquisition was accounted for using the purchase method and has resulted in goodwill of $58.0 million, which is not amortized under new accounting rules. In May 2002, as part of the assessment of the carrying value of goodwill recorded in business combinations, EXFO Protocol's goodwill was written down to its fair value, resulting in an impairment loss of $49.3 million. EXFO Protocol is a supplier of leading-edge fiber-optic testing and optical-network-performance management equipment supporting a wide range of protocols and data transmission rates.

SUBSEQUENT EVENT

         Subsequent to the year-end, EXFO announced it had acquired substantially all the assets of gnubi communications, L.P., including its technology, expertise, customer base and inventories, in a stock-and-cash deal that ranged between $4.3 million and $7.2 million. Consideration paid consisted of $2.5 million in EXFO stock, $1.8 million in cash and a cash earn-out based upon sales volume up to a maximum of $2.9 million. gnubi, a privately held company in Dallas, Texas, is a leading supplier of multi-channel telecom and datacom testing solutions with an established customer base of Tier 1 optical transport equipment manufacturers and R&D labs.

INDUSTRY OVERVIEW

OPTICAL NETWORKING MARKET

         The past decade has witnessed growth in the volume of data traffic largely due to the popularity of the Internet and related bandwidth-intensive applications. According to the Computer Industry Almanac, the number of Internet users around the world is expected to increase from 530 million in 2001 to 1.12 billion in 2005. In addition, users are continuously seeking applications that require a great deal of bandwidth such as virtual private networking ("VPN"), storage area networking ("SAN") and rich media streaming over the Internet.

         The increase in Internet users and in bandwidth-intensive applications created a need for high-capacity communications networks. To meet this increasing demand for bandwidth, many telecommunications carriers designed and installed new networks based on optical fiber, deployed additional fiber within their existing networks or used advances in optical technology such as dense wavelength-division multiplexing. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. DWDM gained wide market acceptance because it incorporates technologies that greatly reduce the cost of optical transmission over long distances and because it provides network flexibility in access and metropolitan areas.

         Following a period of significant growth, the telecommunications industry is enduring a market correction. Network service providers have lowered their capital spending to improve short-term financials and reduce debt-loads which, in turn, have initiated an industry-wide consolidation period. Despite these challenging market conditions, new bandwidth-hungry applications are pushing telecom and datacom demand deeper into metropolitan, access and enterprise networks. As a result, NSPs are continuously upgrading their existing networks with higher transmission rates, newer protocols and additional channels to meet the latest bandwidth and application requirements. The system and component manufacturing markets, meanwhile, have been sharply affected by the reduction in capital spending of NSPs. During the past 18 months, NSPs have repeatedly downsized their capital spending budgets for deploying new networks, which has resulted in a slowdown among system and component vendors.

OPTICAL TEST, MEASUREMENT AND AUTOMATION EQUIPMENT MARKET

         The fiber-optic test, measurement and automation market has not been immune to the challenging conditions in the optical networking sector. However, vendors with extensive product portfolios, which include all-in-one protocol-, optical- and physical-layer test solutions, marketed their products to NSPs, who needed to upgrade their networks to higher transmission rates, add DWDM channels or maintain their existing networks. Likewise, test, measurement and automation vendors, whose products increase efficiency and reduce costs on the production floor, still attracted the attention of system and optical component manufacturers, who kept investing in their R&D programs to stay ahead of the competition.

         Fiber-optic test, measurement and automation equipment is essential for research and development, manufacturing, installation and maintenance as well as network monitoring. When light travels along optical fiber and through the optical components and systems that link optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test and measurement equipment is critical for measuring these effects and helping NSPs and manufacturers of optical components, sub-systems and optical networking systems ensure performance and reliability.

         Fiber-optic test and measurement equipment like a bit-error-rate tester is also used to ensure data integrity. Data sent along an optical network must respect transmission protocols, such as ATM, SONET, SDH, Ethernet and Gigabit Ethernet, and fall within accepted data transmission rates from 64 Kb/s to 10 Gb/s. Otherwise, the information sent from a transmitter will be incomprehensible to the receiver.

         Automation equipment is necessary to reduce costs and increase productivity on the manufacturing floor. Optical components and sub-systems, which make up an optical network, are typically assembled by hand. As a result, optical component vendors are increasingly looking for ways to increase efficiency and yield as well as reduce costs by adopting automated manufacturing solutions. They either build these complex solutions in-house or turn to equipment manufacturers to help them automate critical steps in the manufacturing process such as alignment, curing and optical testing. The latter option enables optical component vendors to devote their technical resources to developing next-generation products instead of manufacturing tools.

COMPANY OVERVIEW

         EXFO was incorporated on September 18, 1985. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. These products are marketed in what is known today as our Portable and Monitoring Division. This division markets its products mainly to telecommunications carriers and network service providers around the world. These customers use Portable and Monitoring Division products for installation and maintenance, monitoring and troubleshooting applications. In 1996, we supplemented our product portfolio with an extensive line of Industrial and Scientific products that are dedicated to the research and development and manufacturing activities of optical system and component vendors worldwide. Our Industrial and Scientific products tend to be more complex and higher priced than our Portable and Monitoring products. In fiscal 1999, we entered the market for remote fiber test systems. Remote fiber test systems, which are marketed through our Portable and Monitoring Division, allow carriers to monitor the integrity of their entire fiber-optic systems by verifying the protocol, optical and physical layers.

         One of our strongest competitive advantages is our modular platform design. EXFO introduced modular test platforms more than six years ago, and remains the uncontested leader with all-in-one test sets that provide greater value for customers seeking enhanced productivity. Our PC-based platforms, which are supported by an extensive suite of plug-and-play test modules, are widely accepted among Tier 1 carriers and system manufacturers with an established base of more than 10,000 units on the market today.

         During the last two years, we strengthened our competitive positioning with a string of acquisitions. In fiscal 2001, we completed two key acquisitions to bolster growth in our Industrial and Scientific Division. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) for its precision light-based, adhesive spot-curing technology.

         In fiscal 2002, we expanded into protocol-layer testing with the closing of the Avantas Networks Corporation acquisition (renamed EXFO Protocol Inc.), a supplier of leading-edge, fiber-optic testing and optical-network-performance management equipment. This acquisition was highly strategic because it enabled us to combine protocol-, optical- and physical-layer testing inside a single platform--the FTB-400 Universal Test System--to help our customers increase revenues and reduce operational costs in a fast-changing market.

         Subsequent to the year-end, we also announced that our wholly-owned subsidiary, EXFO Gnubi Products Group Inc. had purchased substantially all the assets of gnubi communications, L.P., a leading supplier of multi-channel telecom and datacom testing solutions. EXFO Gnubi's protocol-layer test equipment for optical transport equipment manufacturers fully complements EXFO Protocol's offering that is targeted at the network service provider market. As a result, these latest acquisitions enabled us to double our addressable market, while offering a complete test solution for the entire lifecycle of an optical network: R&D, manufacturing, installation and maintenance, as well as network monitoring.

SALES

         We sell our products to more than 2000 customers in 70 countries around the world through our direct sales force and, indirectly, through distribution channels. North America accounted for 57% of our sales in fiscal 2002 compared to 43% for the rest of the world. With regard to sales distribution, it was a 57-43% split in favor of our Portable and Monitoring products in 2002. In terms of customer breakdown, we had one 10%-customer in 2002 with our top three customers representing 15.4% of sales for the year.

COST OF SALES

         Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel and manufacturing overhead. We expense cost of sales as the related revenue is recognized. Excess, obsolete or scrapped materials are included in cost of sales.

OPERATING EXPENSES

         We classify our operating expenses into three general categories: selling and administrative expenses, research and development expenses and amortization expenses.

         Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, management information systems, human resources and other corporate expenses.

         Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We expense our research and development costs as they are incurred. We are eligible to receive research and development tax credits and government grants on research and development carried out in Canada. Related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses.

         Operating expenses related to our restructuring plans have been recorded as a separate component of operating expenses. These expenses consist primarily of severance expenses, costs to exit leased facilities, a write-off of property, plant and equipment, as well as a write-down of intangible assets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this annual report. They have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of intangible assets and goodwill, future income taxes, warranty obligations, restructuring charges, contingencies and other obligations. We base our estimates on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

         The following summarizes our critical accounting policies and those that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

         REVENUE RECOGNITION. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

         For products in which software is not incidental, revenues are separated into two categories: product and customer support revenues based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. Customer support revenues are deferred and recognized ratably over the years of the support arrangement. Except when provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no software upgrades are provided.

         For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

         Delivery generally occurs when the product is shipped to a common carrier.

         At the time of the transaction, we assess whether the price associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. We assess whether the price is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

         Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS. We estimate collectibility of accounts receivable on an ongoing basis by periodically reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

         ALLOWANCE FOR EXCESS AND OBSOLETE INVENTORIES. We state our inventories at the lower of cost and net realizable value and provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories considering our quantities on hand and our expected needs for these inventories to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts, which could adversely affect our future results.

         RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is a reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities have a different interpretation of laws and application of conditions related to the programs or that we will not comply with all conditions related to grants in the future, which could adversely affect our future results.

         IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. We assess impairment of goodwill and intangible assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over the estimated pre-tax undiscounted future cash flows. Intangible assets and goodwill are written down for any permanent impairment value of the unamortized portion. In fiscal 2002, we incurred significant impairment losses on goodwill and intangible assets recorded in conjunction with our three strategic acquisitions made during the last two years.

         On September 1, 2002, upon the adoption of section 3062 of the Canadian Institute of Chartered Accountants Handbook (CICA), we performed an initial impairment test of goodwill based on a fair value method. Based on that initial test, goodwill was not considered impaired. Moving forward, this test will be performed on an annual basis or more frequently if events or circumstances occur that more likely than not trigger an impairment.

         FUTURE INCOME TAX ASSETS. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of certain future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. If we obtain information that causes our forecast of future taxable income to change or if actual future taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our net earnings in the period in which the change was made. We review the recoverability of our future income tax assets on a quarterly basis.

RESULTS OF OPERATIONS

         The following table sets forth certain Canadian GAAP consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

YEARS ENDED AUGUST 31,                     2000         2001         2002         2000        2001         2002
                                      ------------------------------------      -------------------------------
Sales                                 $  71,639    $ 146,013    $  68,330        100.0%      100.0%      100.0%
Cost of sales                            24,712       54,946       50,801         34.5        37.6        74.3
                                      ------------------------------------      -------------------------------
Gross margin*                            46,927       91,067       17,529         65.5        62.4        25.7
                                      ------------------------------------      -------------------------------

Operating expenses
  Selling and administrative             24,304       46,236       35,446         33.9        31.7        51.9
  Net research and development            6,402       13,601       12,782          8.9         9.3        18.7
  Amortization of property, plant
     and equipment                        1,451        3,559        5,932          2.0         2.4         8.7
  Amortization of intangible assets          47        9,876       11,615          0.1         6.8        17.0
  Write-down of intangible assets            --           --       23,657         --          --          34.6
  Restructuring and other charges            --        3,288        2,880         --           2.3         4.2
                                      ------------------------------------      -------------------------------

Total operating expenses                 32,204       76,560       92,312         44.9        52.5       135.1
                                      ------------------------------------      -------------------------------

Earnings (loss) from operations          14,723       14,507      (74,783)        20.6         9.9      (109.4)
Interest income, net                      1,480        6,098        1,456          2.1         4.2         2.1
Foreign exchange gain (loss)               (684)       3,327         (458)        (1.0)        2.3        (0.7)
                                      ------------------------------------      -------------------------------

Earnings (loss) before income taxes
  and amortization and write-down
  of goodwill                            15,519       23,932      (73,785)        21.7        16.4      (108.0)

Income taxes                              5,298        8,150      (25,451)         7.4         5.6       (37.2)
                                      ------------------------------------      -------------------------------

Earnings (loss) before amortization
  and write-down of goodwill             10,221       15,782      (48,334)        14.3        10.8       (70.8)

Amortization of goodwill                    297       31,076       38,021          0.4        21.3        55.6
Write-down of goodwill                       --           --      222,169         --          --         325.1
                                      ------------------------------------      -------------------------------

Net earnings (loss) for the year      $   9,924    $ (15,294)   $(308,524)        13.9%      (10.5)%    (451.5)%
                                      ====================================      ===============================

Basic and diluted net earnings
  (loss) per share                    $    0.25    $   (0.29)   $   (5.09)

Research and development data:
  Gross research and development      $   9,374    $  17,601    $  17,005         13.1%       12.1%       24.9%
  Net research and development        $   6,402    $  13,601    $  12,782          8.9%        9.3%       18.7%
                                      ------------------------------------      -------------------------------

OTHER DATA (UNAUDITED):**
  Pro forma net earnings (loss)       $  10,252    $  24,500    $ (11,248)        14.3%       16.8%      (16.5)%
  Basic and diluted pro forma net
     earnings (loss) per share        $    0.26    $    0.46    $   (0.19)

* Including inventory write-offs of nil, nil and $18,463 for the years ended August 31, 2000, 2001 and 2002, respectively. Excluding inventory write-offs of $18,463 for the year ended August 31, 2002, gross margin would have reached 52.7% for that year. This latter information is unaudited and is a non-GAAP measure.

** Net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges as well as inventory write-offs. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 55 of this annual report for a detailed quantitative reconciliation.

SALES

         Sales totaled $68.3 million, $146.0 million and $71.6 million in fiscal 2002, 2001 and 2000, respectively. Sales decreased 53% in fiscal 2002 compared to 2001 due to a reduced demand for our products and pricing pressure attributable to the severe downturn in the telecommunications industry. The fiber-optic telecommunications industry has not rebounded as quickly as many industry experts forecasted. Established telecommunications carriers have decreased their capital expenditures to improve short-term financials and reduce debt loads, while a number of others have filed for bankruptcy. Lower spending levels have produced a trickle-down effect throughout the fiber-optic industry, including in research and development, manufacturing, installation and maintenance, as well as network monitoring companies. Test, measurement, monitoring and automation equipment vendors, in turn, have been negatively affected due to the dramatic reduction in the deployment of optical networks. Consequently, both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure. Our Industrial and Scientific products, however, were more severely affected by the downturn. With regard to sales distribution, it was a 57%-43% split in favor of our Portable and Monitoring products in fiscal 2002 compared to 52%-48% in favor of our Industrial and Scientific products in 2001.

         Net accepted orders decreased 56% to $58.3 million in fiscal 2002 from $132.1 million in 2001. Our book-to-bill ratio decreased to 0.85 in fiscal 2002 compared to 0.90 in 2001. However, our book-to-bill ratio, which began decreasing in the third quarter of 2001, has been steadily increasing since the second quarter of 2002. Our book-to-bill ratio for the last quarter of fiscal 2002 was 1.03.

         Sales increased 104% in fiscal 2001 compared to 2000 due to increased demand for our Industrial and Scientific products as well as our Portable and Monitoring products, market acceptance of several products launched in 2001 and the impact of the EXFO Burleigh Products Group ("EXFO Burleigh") and EXFO Photonic Solutions acquisitions completed during the year. In addition, the increase in sales of our Industrial and Scientific products significantly increased our top line because these products have a higher average selling price than Portable and Monitoring products. Altogether, our Industrial and Scientific products accounted for 52% of sales in fiscal 2001 compared to 31% in 2000.

         Net accepted orders increased 53% to $132.1 million in fiscal 2001 from $86.2 million for 2000. Our book-to-bill ratio, however, decreased to 0.90 in fiscal 2001 compared to 1.20 in 2000. The decrease in our book-to-bill ratio reflects the downturn in the telecommunications industry, which began affecting our bookings in the third quarter of 2001.

         North American sales accounted for 57%, 58% and 62% of global sales in fiscal 2002, 2001 and 2000, respectively. International sales represented 43%, 42% and 38% of global sales in fiscal 2002, 2001 and 2000, respectively. Despite the relative stability in our international sales between fiscal 2002 and 2001 as a percentage of total sales, sales to the Asian market reached 19% of global sales in fiscal 2002 compared to 13% in 2001 as a result of our sustained efforts to develop this market. On the other hand, sales to the European market decreased to 14% of global sales in fiscal 2002 compared to 21% of sales in 2001, mainly because this market has been the most affected by the downturn in the telecommunications industry.

         The increase in international sales in fiscal 2001 compared to 2000 mainly reflects our sustained efforts to develop the Asian market. We almost tripled our sales in this region and added service centers in Beijing and Singapore to better serve our customers.

         We sell our products to a broad range of customers including telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories. No customer accounted for more than 10.2%, 6.4% and 5.8% of sales in fiscal 2002, 2001 and 2000, respectively. In fiscal 2002, our three most significant customers represented 15.4% of sales.

GROSS MARGIN

         Gross margin amounted to 25.7%, 62.4% and 65.5% of sales for fiscal 2002, 2001 and 2000, respectively.

         In fiscal 2002, we recorded inventory write-offs of $18.5 million for obsolete and excess inventories. These special charges were recorded due to weaker demand for our products and our expected needs for the upcoming 24 months at the time of the write-offs. Excluding these special charges, our gross margin would have reached 52.7% of sales. Even excluding these special charges, our gross margin decreased 9.7% in fiscal 2002 from 62.4% in 2001, mainly because of the significant decrease in our sales in 2002. Weaker demand for our products and pricing pressure prevented us from a better absorption of our fixed manufacturing costs. Our manufacturing capacity in Quebec City, Quebec and Victor, New York almost doubled in fiscal 2001, while sales decreased significantly in 2002.

         Despite the increase in sales of Industrial and Scientific products in fiscal 2001, which tend to be slightly higher-margin products, gross margin decreased in fiscal 2001 compared to 2000 due to a number of reasons. First of all, we significantly increased our manufacturing capacity in 2001 as well as hired and trained related manufacturing employees to face then and expected demand for our products. Secondly, we re-engineered our manufacturing processes to be more cost-effective and to better mitigate the impact of potential pricing pressure in the future. Thirdly, we acquired EXFO Photonic, which operates in a market that has relatively lower-margin products. Finally, the slowdown in the telecommunications industry, which affected us mostly in the last quarter of fiscal 2001, prevented us from a better absorption of our fixed manufacturing costs.

         Gross margin can be negatively affected by competitive pricing pressure, increase in obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in the fiber-optic test, measurement, monitoring and automation industry.

SELLING AND ADMINISTRATIVE

         Selling and administrative expenses reached $35.4 million, $46.2 million and $24.3 million for fiscal 2002, 2001 and 2000, respectively. As a percentage of sales, selling and administrative expenses amounted to 51.9%, 31.7% and 33.9% for fiscal 2002, 2001 and 2000, respectively. The dollar decrease in fiscal 2002 compared to 2001 is directly related to lower expenses resulting from our restructuring plans implemented since June 2001 and lower commission expenses since our sales decreased significantly in fiscal 2002. However, this decrease was offset in part by the impact of the acquisition of EXFO Protocol in November 2001. On the other hand, the significant drop in sales in fiscal 2002 caused the selling and administrative expenses percentage to increase since these expenses tend to be fixed and because sales decreased at a faster rate than selling and administrative expenses.

         The dollar increase in fiscal 2001 compared to 2000 is directly related to higher commissions resulting from increased sales activity, increased promotional and marketing expenses, expenses to consolidate our sales force in Asia, expenses related to running a public company and the impact of the EXFO Burleigh and EXFO Photonic acquisitions. The percentage decrease is mainly due to a better absorption of these expenses because sales increased at a faster rate than selling and administrative expenses.

         Considering the challenging market conditions, we will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, as well as provide quality service to customers and integrate our acquired companies.

RESEARCH AND DEVELOPMENT

         Gross research and development expenses totaled $17.0 million, $17.6 million and $9.4 million for fiscal 2002, 2001 and 2000, respectively. As a percentage of sales, gross research and development expenses amounted to 24.9%, 12.1% and 13.1% for fiscal 2002, 2001 and 2000, respectively.

         The slight decrease in gross research and development dollars in fiscal 2002 compared to 2001 is mainly due to the mix and timing of research and development projects and the effect of our restructuring plans implemented in 2002; these factors were partially offset by the impact of the acquisition of EXFO Protocol. The percentage increase reflects our strong focus on innovation despite the significant decrease in sales. We firmly believe that innovation and new product introductions are the key to gaining market share in this current economic environment and ensuring the long-term growth and profitability of the company. In fiscal 2002, 48% of sales originated from products that have been on the market for two years or less. This is a slight improvement compared to 46% of our sales in fiscal 2001. In fiscal 2002, we released 25 new products compared to 20 in 2001. These figures confirm our dedication to innovation and our anticipation of customer needs and expectations.

         The increase in gross research and development dollars in fiscal 2001 compared to 2000 reflects the hiring of additional research and development personnel, as well as the acquisitions of EXFO Burleigh and EXFO Photonic. The decrease, as a percentage of sales, in fiscal 2001 compared to 2000 is mainly due to the fact that sales increased at a faster rate than research and development expenses during that period.

         Tax credits and grants from federal, provincial and state governments for research and development activities were $4.2 million, $4.0 million and $3.0 million for fiscal 2002, 2001 and 2000, respectively. Our tax credits and grants remained relatively flat between fiscal 2002 and 2001 since our gross research and development expenses were relatively unchanged year-over-year. The increase in our tax credits and grants in fiscal 2001 compared to 2000 is directly related to the hiring of additional research and development personnel as well as the impact of the EXFO Photonic Solutions acquisition.

         Tax credits and grants, as a percentage of gross research and development expenses, were 24.8%, 22.7% and 31.7% for fiscal 2002, 2001 and 2000, respectively. Tax credits and grants, as a percentage of gross research and development expenses, increased slightly between 2001 and 2002 since more research and development activities were carried out in Canada, where such activities are entitled to research and development tax credits, following the acquisition of EXFO Protocol. The decrease in fiscal 2001 compared to 2000 is related to a reduction in the effective tax credit rate and grants on research and development carried out in Canada. It should be noted that research and development carried out by U.S.-based EXFO Burleigh is not eligible for tax credits. As a result, tax credits and grants, as a percentage of gross research and development expenses, was further reduced in fiscal 2001.

         In terms of net research and development expenses, they amounted to 18.7%, 9.3% and 8.9% of sales for fiscal 2002, 2001 and 2000, respectively. Although we intend to reduce our research and development expenses as a percentage of sales, we expect to continue investing heavily in research and development in the upcoming year, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.

AMORTIZATION OF INTANGIBLE ASSETS

         In conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic and EXFO Protocol during the last two years, we recorded $61.1 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisitions, resulted in amortization expenses of $11.6 million and $9.9 million in fiscal 2002 and 2001, respectively.

         Intangible assets related to these acquisitions have been reviewed for impairment as described below and this resulted in a pre-tax write-down charge of $23.7 million in the third quarter of 2002. Considering this write-down, the amortization of intangible assets will decrease by approximately $6.5 million in the upcoming fiscal year.

WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

         In May 2002, as part of our review of financial results, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries and the decline in technology valuations. The growth prospects for our subsidiaries were significantly lower than previously expected and less than those of historical periods. In addition, the decline in market conditions affecting the subsidiaries is significant and other than temporary. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired core technology. Of the total impairment loss of $245.8 million, $125.0 million relates to EXFO Burleigh, $71.5 million relates to EXFO Photonic and $49.3 million relates to EXFO Protocol.

         The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since we had distinct cash flows for each of them and because they are not fully integrated into our activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.

         The assumptions supporting the estimated undiscounted future cash flows, including the annual growth rates, reflect our best estimates.

         On September 1, 2002, upon the adoption of section 3062 of the CICA and under its transitional provisions, we performed an initial impairment test to identify potential goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment loss exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. Based upon the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

         For a more complete description of this new accounting standard, please refer to the "New Accounting Standards" section further in this item.

RESTRUCTURING AND OTHER CHARGES

         In fiscal 2001, we implemented a structured plan to reduce our costs and increase our efficiency. Under that plan, we recorded charges of $3.3 million, including $0.8 million in severance expenses for the 245 employees who were terminated, $1.5 million for unused assets and $1.0 million for future payments on exited leased facilities.

         In fiscal 2002, we incurred additional charges of $2.9 million to further reduce our costs. Under additional structured plans, we recorded $2.0 million in severance expenses for the additional 350 employees who were terminated and $0.9 million for the write-off of property, plant and equipment.

         Our cost-cutting measures represent our best efforts to respond to the difficult market conditions. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.

INTEREST INCOME, NET

         Net interest income amounted to $1.5 million, $6.1 million and $1.5 million for fiscal 2002, 2001 and 2000, respectively. The decrease in our net interest income in fiscal 2002 compared to 2001 is directly related to the use of short-term investments to finance our strategic acquisitions, our operating activities and the purchases of property, plant and equipment, as well as a general decrease in interest rates.

         The increase in our net interest income in fiscal 2001 compared to 2000 results solely from short-term investments of the remaining net proceeds of our Initial Public Offering on June 29, 2000.

         We expect our net interest income to decrease in the upcoming fiscal year because of the aforementioned reasons.

FOREIGN EXCHANGE GAIN (LOSS)

         Foreign exchange loss amounted to $0.5 million in fiscal 2002 compared to a foreign exchange gain of $3.3 million in fiscal 2001 and a foreign exchange loss of $0.7 million in 2000.

         The foreign exchange loss in fiscal 2002 is the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

         The foreign exchange gain in fiscal 2001 can be mostly attributed to the disposal of short-term investments denominated in US dollars and the translation of operating activities denominated in currencies other than the Canadian dollar.

         We manage our exposure to currency risk with forward exchange contracts and operating activities of Canadian entities denominated in currencies other than the Canadian dollar.

INCOME TAXES

         Our effective income tax recovery rate was 34.5% in fiscal 2002 compared to income tax rates of 34.1% for both fiscal 2001 and 2000.

         As at August 31, 2002, future income tax assets were $10.0 million and mainly relate to tax losses, provisions and accruals as well as research and development expenses, as described in note 15 to our consolidated financial statements. Our current forecasts demonstrate that most of the future income tax assets should be recovered over the next three fiscal years. However, if we obtain information that causes our forecast of future taxable income to change or if actual future taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our net earnings in the period in which the change was made. We review the recoverability of our future income tax assets on a quarterly basis.

         Research and development expenses and most of the provisions and accruals can be carried forward indefinitely against future years taxable income. The Canadian tax losses, which represent $3.5 million in future income tax assets, expire over the next seven years while U.S. tax losses, which represent $3.4 million in future income tax assets, expire in 20 years.

AMORTIZATION OF GOODWILL

         In conjunction with the acquisitions of EXFO Burleigh and EXFO Photonic, we recorded $248.5 million in goodwill, which is amortized over five years. These acquisitions resulted in amortization expenses of $38.0 million and $31.1 million for fiscal 2002 and 2001, respectively. The acquisition of EXFO Protocol has been accounted for using new accounting standards contained in sections 1581 and 3062 of the CICA and, consequently, goodwill resulting from this acquisition was not amortized.

         Goodwill related to these acquisitions has been reviewed for impairment, as described above, and this resulted in a write-down charge of $222.2 million in the third quarter of 2002. Starting on September 1, 2002, goodwill will no longer be amortized under new accounting standard.

NET EARNINGS (LOSS)

         Net loss amounted to $308.5 million and $15.3 million in fiscal 2002 and 2001, respectively, compared to net earnings of $9.9 million in 2000. In terms of per share amounts, we recorded a net loss of $5.09 and $0.29 in fiscal 2002 and 2001, respectively, compared to net earnings of $0.25 in 2000.

PRO FORMA NET EARNINGS (LOSS)

         As a measure to assess financial performance, we use pro forma net earnings (loss) and pro forma net earnings (loss) per share. Pro forma net earnings (loss) represent net earnings (loss) excluding amortization and write-down of goodwill and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges as well as inventory write-offs.

         Pro forma net loss amounted to $11.2 million in fiscal 2002 compared to pro forma net earnings of $24.5 million and $10.3 million in fiscal 2001 and 2000, respectively. In terms of pro forma per share amounts, we recorded a loss of $0.19 in fiscal 2002 compared to net earnings of $0.46 and $0.26 in fiscal 2001 and 2000, respectively.

         Pro forma net earnings (loss) is reconciled as follows:

                                                             YEARS ENDED AUGUST 31,
                                                      ------------------------------------
                                                           2000         2001         2002
                                                      ----------   ----------   ----------
                                                      (unaudited)  (unaudited) (unaudited)
Net earnings (loss) in accordance with GAAP           $   9,924    $ (15,294)   $(308,524)

Pro forma adjustments:
Amortization of goodwill
                                                            297       31,076       38,021
Write-down of goodwill
                                                             --           --      222,169
Amortization of intangible assets
                                                             47        9,876       11,615
Tax effect of amortization of intangible assets
                                                            (16)      (3,363)      (4,007)
Write-down of intangible assets
                                                             --           --       23,657
Tax effect of write-down of intangible assets
                                                             --           --       (8,160)
Restructuring and other charges and inventory
     write-offs                                              --        3,288       21,343
Tax effect of restructuring and other charges and
     inventory write-offs                                    --       (1,083)      (7,362)
                                                      ----------   ----------   ----------

Pro forma net earnings (loss)                         $  10,252    $  24,500    $ (11,248)
                                                      ==========   ==========   ==========

Net earnings (loss) per share                         $    0.25    $   (0.29)   $   (5.09)
Basic and diluted pro forma net earnings (loss) per
     share                                            $    0.26    $    0.46    $   (0.19)

         We provide pro forma financial information to help the investor better understand our operating results. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our operations and major investments and meet our capital expenditure requirements mainly through the use of cash and cash equivalents, short-term investments and the issuance of subordinate voting shares.

CASH POSITION AND SHORT-TERM INVESTMENTS

         As at August 31, 2002, cash and cash equivalents as well as short-term investments consisted of $49.7 million. Our working capital was at $91.4 million. Our cash and cash equivalents and short-term investments decreased by $24.9 million in fiscal 2002 mainly due to $8.7 million for financing of operating activities as well as cash payments of $9.8 million and $5.2 million, respectively, for the acquisition of EXFO Protocol and the purchases of property, plant and equipment.

         The acquisition of substantially all the assets of gnubi communications, L.P. will be partially financed with $1.8 million of cash on hand. In fiscal 2003, however, we expect to recover $13.5 million in income taxes mainly due to the carry-back of current tax losses and tax credits on our research and development activities. As at August 31, 2002, total commitments under operating leases and long-term debt for fiscal 2003 amounted to $1.4 million.

OPERATING ACTIVITIES

         Cash flows used by operating activities were $8.7 million in fiscal 2002 compared to cash flows provided of $3.9 million in fiscal 2001 and cash flows used of $4.0 million in 2000. Cash flows used by operating activities in fiscal 2002 were primarily due to the net loss after items not affecting cash and cash equivalents of $1.1 million combined with the increase of income taxes receivable of $19.7 million and the decrease in accounts payable and accrued liabilities of $7.5 million. These figures were partially offset by the result of the net decrease in accounts receivable and inventories of $19.7 million. The increase in our income taxes receivable is related to income tax recovery following the carry-back to previous years' taxable income of our consolidated tax loss, while the decrease in our accounts payable and accrued liabilities is due to the reduction in our purchases following the slowdown in our industry. The decrease in our accounts receivable is due to the reduction in our sales level and the improvement in our days of sales outstanding ("DSOs"), while the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.

         Cash flows provided by operating activities in fiscal 2001 were primarily due to net earnings after items not affecting cash and cash equivalents of $25.3 million. This figure was mainly offset by the increase of $20.3 million in inventories required to ensure minimal manufacturing and delivery lead times.

         In fiscal 2002, the major items not affecting cash and cash equivalents consisted of inventory write-offs of $18.5 million, write-down of goodwill and intangible assets of $245.8 million, amortization expenses of $55.6 million and future income tax recovery of $13.4 million. In fiscal 2001, the major items not affecting cash and cash equivalents consisted of amortization expenses of $44.5 million and realized foreign exchange gains on disposal of short-term investments of $3.4 million.

FINANCING ACTIVITIES

         Cash flows used by financing activities were $90,000 and $4.6 million in fiscal 2002 and 2001, respectively, compared to cash flows provided of $172.8 million in 2000. Cash flows used by financing activities in fiscal 2002 were due to the repayment of our long-term debt. Cash flows used in financing activities in fiscal 2001 were mainly due to the repayment of our bank advances and our long-term debt of $5.4 million.

         As at August 31, 2002, we had credit facilities that provide for advances of up to CA$10 million (US$6.4 million) under a line of credit. This line of credit bears interest at prime rate.

INVESTING ACTIVITIES

         Cash flows provided by investing activities were $10.5 million and $8.4 million in fiscal 2002 and 2001, respectively, compared to cash flows used of $169.0 million in 2000.

         In fiscal 2002, we disposed of $25.5 million in short-term investments to finance our operating activities of $8.7 million as well as the respective cash payments of $9.8 million and $5.2 million for the acquisition of EXFO Protocol and the purchases of property, plant and equipment.

         In fiscal 2001, we disposed of $92.6 million in short-term investments to finance the cash payments of $68.3 million and $15.9 million for the acquisitions of EXFO Burleigh and EXFO Photonic and the purchases of property, plant and equipment, respectively. Despite these investments and purchases, the disposal of short-term investments generated net cash flows of $8.4 million in fiscal 2001.

OUTLOOK

         As described above, we incurred an operating loss of $74.8 million in fiscal 2002 and operating activities used $8.7 million in cash flows. There can be no assurance as to whether and when we will return to profitability or that our sales will return to prior levels. However, we believe that our cash balances and short-term investments, combined with available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for at least the next 12 months. On the other hand, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.

STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,597,574 as at August 31, 2002. The weighted average exercise price of those stock options was $22 compared to the market price of $2.13 per share as at August 31, 2002. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2002:

                                                                                           WEIGHTED
                                                                   % OF ISSUED              AVERAGE
                                                                           AND             EXERCISE
                                                     NUMBER        OUTSTANDING                PRICE
                                                    -------        -----------         ------------
Chairman of the Board, President and CEO
(one individual)                                    100,482              3.87%         $      14.06
Board of Directors (four individuals)                80,838              3.11%         $      10.95
Management and Corporate Officers
(ten individuals)                                   429,155             16.52%         $      21.82
                                                    -------             ------         ------------
                                                    610,475             23.50%         $      19.10
                                                    =======             ======         ============

         In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. As described in the "New Accounting Standards" section below, we will adopt this new standard prospectively on September 1, 2002, and as permitted by the CICA, we will not account for the stock-based compensation costs arising from awards to employees, but we will comply with the required pro forma disclosures with respect to net earnings and net earnings per share.

         Like many other companies, we do not believe that the use of the Black-Scholes option valuation model provides a reliable single measure of the fair value of our employees' stock options and stock awards. For example, using of the Black-Scholes model as required under U.S. GAAP, our 2,597,574 outstanding options with an average exercise price of $22 would have generated aggregate stock-based compensation costs of $26,589,000. None of the options issued by EXFO have been exercised because the market price of the company's common shares as at August 31, 2002, is well below the exercise price.

         Please refer to note 19 to our consolidated financial statements for further explanation of stock-based compensation costs.

NEW ACCOUNTING STANDARDS

         In November 2001, the CICA revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard, which we will adopt retroactively on September 1, 2002, no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard will not have a significant impact on our financial statements since we currently have no such long-term monetary items.

         In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This new accounting guideline, which we will adopt prospectively on September 1, 2003, establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. We have not yet assessed the impact of the adoption of this new guideline.

         In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. We will adopt this new standard prospectively on September 1, 2002. We will not account for the stock-based compensation costs arising from awards to employees. However, we will provide the required pro forma disclosures with respect to net earnings and net earnings per share. Consequently, the adoption of this new standard will not have a significant impact on our financial results.

         In August 2001, the CICA issued section 1581 "Business Combinations" and section 3062 "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001, or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles.

         Under transitional provisions of section 3062, we did not amortize the goodwill resulting from the acquisition of EXFO Protocol, for which the acquisition date was November 2, 2001.

         We adopted section 3062 prospectively on September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, we performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

         Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.

         For details on new U.S. accounting standards, please refer to note 19 to our consolidated financial statements.

RISKS AND UNCERTAINTIES

         Over the past few years, we have been able to manage our activities, focus on research and development of new and innovative products, penetrate international markets and close important strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

         The main risks and uncertainties related to the fiber-optic test, measurement, monitoring and automation industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

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

         The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in Item 3D of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information about our executive officers, senior managers and directors as of December 31, 2002.

 NAME AND MUNICIPALITY OF RESIDENCE                      POSITIONS WITH EXFO
-----------------------------------        ----------------------------------------------------
JEAN-FRANCOIS BOULET                       Vice-President, Customer Service and Human Resources
Montmagny, Quebec

BRUCE BONINI                               Vice-President, North American Sales
Fairview, Texas

STEPHEN BULL                               Vice-President, Research and Development
Lac-Beauport, Quebec

DAVID J. FARRELL                           President, EXFO Burleigh Products Group Inc.
Victor, New York

ALLAN FIRHOJ                               General Manager, EXFO Photonic Solutions Inc.
Mississauga, Ontario

JUAN-FELIPE GONZALEZ                       Vice-President, International Sales
Singapore

GERMAIN LAMONDE                            Chairman of the Board, President and Chief Executive
Cap-Rouge, Quebec                          Officer

PIERRE MARCOUILLER                         Director
Magog, Quebec

KIMBERLEY ANN OKELL                        Secretary and Legal Counsel
Quebec City, Quebec

PIERRE PLAMONDON, CA                       Vice-President, Finance and Chief Financial Officer
Quebec City, Quebec

GREGORY SCHINN                             Chief Technology Officer
Quebec City, Quebec

DAVID A. THOMPSON                          Director
Newton, North Carolina

ANDRE TREMBLAY                             Director
Outremont, Quebec

MICHAEL UNGER                              Director
Woodbridge, Ontario

SAMI YAZDI                                 President, EXFO Protocol Inc.
Beaconsfield, Quebec

         The address of each of our executive officers, senior managers and directors is c/o EXFO Electro-Optical Engineering Inc., 465 Godin Avenue, Vanier, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and directors.

         JEAN-FRANCOIS BOULET joined us in March 2000 as Vice-President, Human Resources. In September 2002, Mr. Boulet also assumed responsibility for customer service. Mr. Boulet was formerly employed by Societe de portefeuille du Groupe Desjardins -- Assurances Generales since 1996 where he had been successively Senior Vice-President, Human Resources and Senior Vice-President, Human Resources and Corporate Communications. From 1992 to 1996, Mr. Boulet held different senior management positions related to human resources, customer service and organizational development for Inglis Limited, a leading manufacturer of home appliances. Mr. Boulet holds a bachelor's degree in Industrial Relations from Laval University in Canada.

         BRUCE BONINI has been our Vice-President, North American Sales since December 1998. Prior to joining us, Mr. Bonini held the position of Vice-President Sales-Eastern Region for Wandel & Golterman, now Acterna, a company specializing in communications test solutions, from September 1997 to December 1998. Mr. Bonini was successively Sales Director and Vice-President of Sales for Digital Lightwave Inc., a synchronous optical network test equipment manufacturer, from August 1996 to January 1997. From August 1987 to August 1996, Mr. Bonini held different sales and senior management positions for Laser Precision Corporation, an optical test equipment manufacturer. Following the acquisition of Laser Precision by GN Nettest, Mr. Bonini was named Global Vice-President of Sales for GN Nettest/Fiber-Optics Division. Mr. Bonini holds a bachelor's degree in Business Administration (Industrial Marketing) from Western Michigan University in the United States and is a member of the Optical Society of America.

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

         DAVID FARRELL has been President of EXFO Burleigh since 1987.
Mr. Farrell has more than 24 years of industry experience at Burleigh, a wholly owned subsidiary of EXFO since December 2000. Before joining Burleigh as a Sales Engineer in 1977, Mr. Farrell was a member of the Department of Radiation Biology and Biophysics at the University of Rochester Graduate School of Medicine. In 1979, he was appointed Marketing Manager at Burleigh and, in 1983, he was named Vice-President and General Manager, positions he held until becoming President. Mr. Farrell has a Bachelor of Arts degree from the State University of Oswego and a master's degree in Physics from Kent State University. Mr. Farrell is a member of several organizations including the American Association for the Advancement of Science, Optical Society of America, Society of Photo-Optical Instrumentation Engineering and Sigma Xi Research Society.

         ALLAN FIRHOJ has been General Manager of EXFO Photonic Solutions Inc. since November 2001. He is responsible for the overall strategic direction and management of EXFO Photonic Solutions. When Mr. Firhoj joined EFOS in 1996, he was responsible for Sales, Marketing and Business Development of the Dental Curing-Products Division. Following the sale of this division to Dentsply International in 1997, he was appointed Director of Marketing and Business Development. Mr. Firhoj continued in this capacity until being appointed to the position of General Manager of EXFO Photonic Solutions. Prior to joining the company, Mr. Firhoj spent six years with The Horn Group, a plastics business involved in medical devices/instrumentation and office communication equipment. He successively held the positions of ISO 9000 Implementation Manager, Technical Sales Manager as well as Marketing and Business Development Manager. In this latter role, he successfully contributed to increasing sales in their medical market by an annual average of 60% during a three-year period. Mr. Firhoj holds a bachelor's degree in Political Science from Bishop's University in Lennoxville, Quebec.

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

         PIERRE PLAMONDON has been our Vice-President, Finance and Chief Financial Officer since January 1996 and was a director from December 1999 to May 2000. Prior to joining us, Mr. Plamondon served as senior manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995 in Canada and France. Mr. Plamondon holds a bachelor's degree in Business Administration and a license in Accounting, both from Laval University in Canada. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983 and a member of the Board of Directors of SOVAR Inc. (Societe de valorisation des applications de la recherche de l'Universite Laval) since December 2000.

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

         SAMI YAZDI co-founded Avantas Networks Corporation (now EXFO Protocol Inc.) and served as President and Chief Executive Officer until the company was acquired by EXFO in November 2001. He is responsible for the overall strategic direction and management of EXFO Protocol. Prior to launching Avantas Networks, Mr. Yazdi was a co-founder of Positron Fiber Systems, a Montreal-based fiber-optic company that went public in 1997 and was acquired by Reltec Corporation in 1998. In his capacity at Positron Fiber Systems, Mr. Yazdi served as Vice-President of Product Management and built a product portfolio to grow the company from product inception to annual sales of over US$60 million. Prior to joining Positron Fiber Systems, Mr. Yazdi spent more than 10 years at Nortel Networks, holding various management positions in the Optical Networking product division. Mr. Yazdi graduated with a bachelor's degree in Electrical Engineering from Concordia University in 1982.

TERM OF EXECUTIVE OFFICERS

         Executive officers are appointed annually by the board of directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.       COMPENSATION

         DIRECTOR COMPENSATION

         In the financial year terminated August 31, 2002, our directors who are not officers or employees received annual compensation of CA$25,000 comprised of cash, the equivalent value of our subordinate voting shares under our directors' compensation plan or options to purchase some of our subordinate voting shares under our stock option plan. In addition, such directors each received 12,500 options under our stock option plan as partial compensation for the financial year commencing September 1, 2002. Directors who are also committee members received additional annual compensation of CA$3,000 per committee and committee chairpersons received CA$5,000 annually comprised of cash, the equivalent value of our subordinate voting shares under our directors' compensation plan or options to purchase some of our subordinate voting shares under our stock option plan. Fees of CA$1,000 for each meeting of the Board of Directors or of a Committee attended by them in person and fees of CA$500 if such participation was made by telephone were also paid. If more than one meeting occurs on the same day, only one fee is paid. All directors will be reimbursed for traveling and other expenses incurred in connection with attendance at meetings.

         As partial remuneration for the financial year ended August 31, 2001, a total of 20,359 options were granted under our Stock Option Plan in October 2001 to directors who are not employees. Then in January 2002, 2,479 options were granted to one director who chose to receive a portion of his remuneration in the form of stock options.

EXECUTIVE COMPENSATION

         The table below shows certain compensation information for Mr. Germain Lamonde, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended August 31, 2002 (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

                                                 SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------
                                                                                     SECURITIES
                                                                     OTHER ANNUAL       UNDER         ALL OTHER
      NAME AND PRINCIPAL        FINANCIAL   SALARY      BONUS(1)     COMPENSATION    OPTIONS(2)      COMPENSATION
           POSITION                YEAR      (US$)       (US$)          (US$)            (#)           (US$)(3)
------------------------------- ---------- ----------- ----------- ---------------- -------------- -----------------

Germain Lamonde, President        2002      174,758      21,329           -             70,000               -
and Chief Executive Officer
                                  2001      180,044      99,024           -              5,080               -

                                  2000      134,932      63,566           -             25,402               -

Bruce Bonini,                     2002      217,500        -              -             20,000           7,042
Vice-President,
North American Sales              2001      272,678(4)   33,450           -             82,780           4,565

                                  2000      309,801      20,000           -              3,900           6,768

David J. Farrell,                 2002      184,500        -              -             10,000           3,193
President, EXFO Burleigh
Products Group Inc.               2001      184,500(5)   16,326(8)        -             40,000           4,513(8)

Juan-Felipe Gonzalez,             2002      158,193        -              -             30,000               -
Vice-President,
International Sales               2001      204,781(6)  129,629(9)        -             45,630               -

                                  2000      153,502      15,879           -              6,900               -

Sami Yazdi, President, EXFO       2002      111,210(7)    5,550           -             50,000               -
Protocol Inc.

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

(5) This amount represents Mr. Farrell's base annual salary. Since he joined the Corporation on December 20, 2000, the base salary paid to him for the financial year ended August 31, 2001 amounted to US$134,097.

(6) This amount includes an amount of US$4,935 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(7) This amount represents Mr. Yazdi's base annual salary. Since he joined the Corporation on November 2, 2001, the base salary paid to him for the financial year ended August 31, 2002 amounted to US$90,959.

(8) This is the amount paid or payable for the financial year ended August 31, 2001 to Mr. Farrell, as applicable, since December 20, 2000, the date that he joined the Corporation.

(9) This amount includes an amount of US$2,771 paid as a retroactive adjustment to bonus for the financial year ended August 31, 2000.

         The following table indicates additional information on the options granted to our Named Executive Officers during the 2002 fiscal year.

                                          PERCENTAGE OF NET                     MARKET VALUE OF
                                          TOTAL OF OPTIONS                         SECURITIES
                        SECURITIES UNDER      GRANTED TO                           UNDERLYING
                            OPTIONS         EMPLOYEES IN     EXERCISE OR BASE    OPTIONS ON THE
                          GRANTED(1)        FINANCIAL YEAR    PRICE (2) (US$/    DATE OF GRANT
      NAME                    (#)               (%)               SECURITY)     (US$/SECURITY)(3)  EXPIRATION DATE
---------------------- ----------------- ------------------- ----------------- ------------------ ------------------
Germain Lamonde             70,000              7.8%                9.13              9.01        October 10, 2011

Bruce Bonini                 5,000              0.6%               12.22             12.42        January 3, 2012
                            15,000              2.3%                9.13              9.01        October 10, 2011
David J. Farrell            10,000              1.2%                9.13              9.01        October 10, 2011

Juan-Felipe Gonzalez        15,000              1.7%               12.22             12.42        January 3, 2012
                            15,000              1.7%                9.13              9.01        October 10, 2011
Sami Yazdi                  50,000              5.6%               10.86             10.68        November 2, 2011

----------------------

(1)  Underlying securities: Subordinate Voting Shares.

(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. Options vest at a rate of 25% annually commencing on the first anniversary date of the grant.

(3) Based on the closing price on the NASDAQ National Market on the date of the grant.

EMPLOYMENT AGREEMENTS

         We have an employment agreement with Germain Lamonde. The agreement provides for Mr. Lamonde's employment as President and Chief Executive Officer at a base salary applicable from September 1, 2001 to August 31, 2002 of CA$275,000 (US$174,758) per year. In addition, an annual bonus of CA$137,500 (US$87,429) will be payable if the Corporation's performance-based objectives are met. If the Corporation's performance objectives are not met or are exceeded, such bonus will be lesser or greater in a proportional amount, as applicable. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options.

         We also have employment agreements with Mr. Bruce Bonini and Mr. Juan-Felipe Gonzalez, and our subsidiaries, EXFO Burleigh and EXFO Protocol, have employment agreements with Mr. David J. Farrell and Mr. Sami Yazdi, respectively.

         The agreement with Mr. Bonini provides for Mr. Bonini's employment as Vice-President, North American Sales at a base salary of US$145,000, plus commissions of US$145,000 if sales objectives are met, for the period from September 1, 2001 to August 31, 2002. If sales objectives are not attained or are exceeded, commissions will vary accordingly. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totaling US$16,000 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In the event Mr. Bonini's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us, Mr. Bonini may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 125% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement between EXFO Burleigh and Mr. Farrell provides for Mr. Farrell's employment as President of EXFO Burleigh at an annual base salary of US$184,500. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Farrell's employment other than for cause, Mr. Farrell will be entitled to severance payments equivalent to 6 months of remuneration. In the event of Mr. Farrell's termination due to a merger or acquisition by a third party of substantially all of EXFO Burleigh's assets or of the majority of its share capital, Mr. Farrell shall be entitled to severance benefits ranging from 6 to 12 months of remuneration, based on his length of service with EXFO Burleigh from the time it was acquired by us.

         The agreement with Mr. Gonzalez provides for Mr. Gonzalez's employment as Vice-President, International Sales at a base salary of US$120,753, plus commissions on sales of US$74,952, for the period from September 1, 2001 to August 31, 2002. If sales objectives are not attained or are exceeded, commissions will vary accordingly. The agreement is for an indeterminate period and salary is reviewed annually. In addition, bonuses totaling US$32,000 will be payable if various performance-based objectives are met. If performance objectives are exceeded, such bonus will be greater in a proportional amount. In addition Mr. Gonzalez shall be paid a bonus of CA$750,000 if he has not voluntarily resigned or been dismissed with cause prior to September 2003. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination.

         The agreement between EXFO Protocol and Mr. Yazdi provides for Mr. Yazdi's employment as President of EXFO Protocol at an annual base salary of CA$175,000 (US$111,210). In addition, an annual bonus of CA$43,750 (US$27,818)
will be payable if performance-based objectives are met. If such performance objectives are not met or are exceeded, such bonus will be lesser or greater in a proportional amount, as applicable. The agreement is for an indeterminate period and salary is reviewed annually. In the event of termination of Mr. Yazdi's employment other than for cause, Mr. Yazdi will be entitled to severance payments equivalent to 6 months of remuneration.

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

         The maximum number of subordinate voting shares that is issuable under the plan may not exceed 4,470,961 shares, which represents 7.1 % of our issued and outstanding share capital as at November 30, 2002. The maximum number of subordinate voting shares that may be granted to any individual may not exceed 5% of the outstanding subordinate voting shares. The board of directors may accelerate the vesting of any or all outstanding options of any or all options upon the occurrence of a change of control.

         The aggregate number of subordinate voting shares covered by options granted during the financial year ended August 31, 2002 was 896,975 (net of cancelled options due to employment terminations) at a weighted average exercise price of $10 (CA$15.73) per subordinate voting share. At the end of the financial year ended August 31, 2002, there were 2,597,574 subordinate voting shares covered by options granted and outstanding pursuant to the stock option plan having a weighted average exercise price of US$22 per option. Following these grants, and net of cancelled options for departures, as of August 31, 2002, there were 1,873,387 options available for future grants under the plan. Since August 31, 2002 we have made the following grants to directors and employees: September 1, 2002: 10,500 options and September 25, 2002: 1,013,500 options.

         Except for certain options granted to independent directors of the Corporation, all options granted prior to September 1, 2002 vest on a cumulative basis at a rate of 25 % annually commencing on the first anniversary date of their grant and may be exercised in whole or in part once vested. Some options granted to non-employee directors vest on the first anniversary date of their grant and may be exercised in whole or in part once vested and options granted after September 1, 2002 vest on a cumulative basis at a rate of 12.5% six months and twelve months after the date of grant and subsequently at a rate of 25% annually and may be exercised in whole or in part once vested.

SHARE PLAN

         In September 1998, we established a stock purchase plan for officers, directors and key employees as amended in April 2000. A total of 707,264 subordinate voting shares were issued and fully paid under the 1998 Stock Purchase Plan, having a weighted average cash consideration of $0.67 (CA$0.98) per share. The plan provides that all shares issued under the plan are restricted as to sale and transferability for a minimum period of five years upon the date of acquisition.

         On April 3, 2000, we adopted a new share plan that replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the new share plan. The new share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class "F" shares issued under the 1998 Stock Purchase Plan. The new share plan also requires the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 256,017 subordinate voting shares that will be released between October 21, 2003 and January 20, 2004. The new share plan also provides for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The new share plan does not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The new share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market. As of August 31, 2002, 654,683 subordinate voting shares were being held in trust under the new share plan.

RESTRICTED STOCK AWARD PLAN

         The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "Plan") was established to provide a means through which employees of EXFO Burleigh can be granted awards of restricted shares ("Restricted Shares") of our subordinate voting shares to promote retention and foster identity of interest between our stockholders and employees of EXFO Burleigh.

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

         Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Company or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares. On December 20, 2001 and on December 20, 2002, we issued an aggregate of 83,657 subordinate voting shares and 69,935 subordinate voting shares respectively in accordance with the vesting schedule under the Plan.

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

         Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh's "Management Team" without cause prior to a change in control of EXFO or a termination without cause of a participant who is designated a member of EXFO Burleigh's Management Team that is initiated by EXFO Burleigh prior to a change in control of EXFO, the unvested portion of the participant's award of Restricted Shares will be forfeited. However, the Plan provides for discretion in the application of the forfeiture provisions where a change in circumstances renders such action appropriate. During the financial year ended August 31, 2002, we were required to lay-off 42 participants as a result of restructuring. At that time, we decided that the awards of the Plan participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions would remain in place until the occurrence of the vesting dates originally contemplated by the award.

         Upon the termination without cause of a participant who is designated a member of EXFO Burleigh's Management Team that is initiated by us or a termination of a participant's employment without cause following a change in control of EXFO, a participant's award of Restricted Stock will become fully vested and all restrictions will lapse.

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

         As of December 31, 2002, there were 13,000 SAR's outstanding.

DEFERRED PROFIT SHARING PLAN

         We maintain a deferred profit sharing plan for certain eligible Canadian resident employees. Under the plan, we may contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. Since June 2002, we have suspended our contributions to the plan as part of our cost reduction efforts. In the year ended August 31, 2002, the aggregate amount of contributions under the plan was $88,000 (CA$136,000).

401(K) PLAN

         We maintain a 401(k) plan for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permit, but do not require, us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. In the year ended August 31, 2002, we made an aggregate of $317,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plan invest the assets of the 401(k) plan in selected investment options.

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

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has established an audit committee, a human resources committee and a disclosure committee.

         Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to proposed changes to Nasdaq corporate governance rules and new Securities and Exchange rules flowing from the adoption of the SARBANES-OXLEY ACT, our audit committee charter will be revised during the current financial year to ensure that we comply with all new requirements. The audit committee is composed of three independent directors: Andre Tremblay, Michael Unger and Pierre Marcouiller. The chairperson of the audit committee is Andre Tremblay.

         Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the directors and will recommend to the board of directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our directors, executive officers and employees as a whole. In addition, the human resources committee will monitor the board's corporate governance practices and generally review the functioning of the board and the powers, mandates and performance of the committees. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. The human resources committee is composed of four independent directors: Pierre Marcouiller, David A. Thompson, Andre Tremblay and Michael Unger. The chairperson of the human resources committee is Michael Unger.

         The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, investor relations and corporate development director, communications director, manager of financial reporting and accounting as well as legal counsel and corporate secretary.

         In addition, in order to deal with issues arising from our implication in the IPO class action suit, in October 2002, the Board of Directors appointed a litigation committee composed of our four independent directors.

D.       EMPLOYEES

         We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

         As of December 31, 2002, we had a total of 805 employees, down from a total of 1,099 on December 31, 2001. We have 645 employees in Canada, primarily based in Quebec, and 160 employees based outside of Canada. Two hundred and forty-four are involved in research and development, 256 in manufacturing, 144 in sales and marketing, 94 in general administrative positions and 67 in communications and customer support. In the financial year ended August 31, 2002, we were forced to lay off a total of 350 employees as part of our efforts to reduce costs in response to a general slowdown in the telecommunications industry. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees are represented by a collective bargaining agreement, which expires in 2004. In December 2002, we implemented a temporary work sharing program for these employees as a further cost reduction measure that is expected to terminate no later than May 31, 2003. We have never experienced a work stoppage. We believe that relations with our employees are good.

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of December 31, 2002 by our directors, our Chief Executive Officer and our four highest compensated executive officers; and all of our directors and executive officers as a group.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

                                                                                  TOTAL
                          MULTIPLE VOTING SHARES    SUBORDINATE VOTING SHARES  PERCENTAGE OF
                          BENEFICIALLY OWNED (1)        BENEFICIALLY OWNED (1) VOTING POWER
                       ---------------------------  -------------------------  -------------
NAME                      NUMBER         PERCENT       NUMBER      PERCENT      PERCENT
----                      ------         -------       ------      -------      -------
Germain Lamonde (2)    37,900,000          100         93,000        *           93.83
Bruce Bonini .......           --           --         54,824        *             *
David J. Farrell ...      619,749                                   2.48           *
Juan Felipe Gonzalez           --           --         51,452        *             *
Sami Yazdi (3) .....           --           --      1,089,040       4.35           *
Pierre Marcouiller .           --           --          5,000        *             *
David A. Thompson ..           --           --          2,100        *             *
Andre Tremblay  (4)            --           --          7,000        *             *
                       ----------          ---      ---------       ----         -----
TOTAL ..............   37,900,000          100      1,922,165       7.70         94.32

--------------------
*  Less than 1%.

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

(2) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde, 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc. and 93,000 subordinate voting shares held of record by Placements Lamonde SENC.

(3) The number of shares held by Sami Yazdi includes 945,267 subordinate voting shares held of record by Sami Yazdi and 143,773 subordinate voting shares held of record by Yazdi Family Trust.

(4) The number of subordinate voting shares held of record by Andre Tremblay includes 6,650 subordinate voting shares held of record by 9044-6451 Quebec Inc. and 350 subordinate voting shares held of record by 9089-3082 Quebec Inc., companies controlled by Mr. Tremblay.

         The following table presents information regarding stock options held as of December 31, 2002 by our directors, our Chief Executive Officer and our four highest compensated executive officers.

                             SECURITIES UNDER OPTIONS    EXERCISE PRICE (2)
            NAME                GRANTED (1) (#)          (US$/SECURITY)       EXPIRATION DATE
            ----                ---------------          --------------       ---------------
Germain Lamonde............         25,402                    $26.00             June 29, 2010
                                     5,080                    $22.25            January 10, 2011
                                    70,000                    $ 9.13           October 10, 2011
                                    50,000                    $ 1.58          September 25, 2012

Bruce Bonini...............          3,900                    $26.00             June 29, 2010
                                    20,000                    $45.94           September 13, 2010
                                    30,000                    $34.07            October 11, 2010
                                    32,780                    $22.25            January 10, 2011
                                    15,000                     $9.13            October 10, 2011
                                     5,000                    $12.22            January 3, 2012
                                    40,000                     $1.58           September 25, 2012

David J. Farrell...........         40,000                    $22.62           December 20, 2010
                                    10,000                     $9.13            October 10, 2011
                                    15,000                     $1.58           September 25, 2012

Juan Felipe Gonzalez.......          6,900                    $26.00             June 29, 2010
                                    15,000                    $45.94           September 13, 2010
                                    15,000                    $34.07            October 11, 2010
                                    15,630                    $22.25            January 10, 2011
                                    15,000                     $9.13            October 10, 2011
                                    15,000                    $12.22            January 3, 2012
                                    30,000                     $1.58           September 25, 2012

Sami Yazdi.................         50,000                    $10.86            November 2, 2011
                                    25,000                     $1.58           September 25, 2012

Pierre Marcouiller.........          2,000                    $26.00             June 29, 2010
                                       400                    $22.25            January 10, 2011
                                    17,966                     $9.13            October 10, 2011
                                    12,500                     $1.58           September 25, 2012

David A. Thompson..........          2,000                    $26.00             June 29, 2010
                                       400                    $22.25            January 10, 2011
                                    15,334                     $9.13            October 10, 2011
                                    12,500                     $1.58           September 25, 2012

Andre Tremblay.............          2,000                    $26.00             June 29, 2010
                                       400                    $22.25            January 10, 2011
                                    17,291                     $9.13            October 10, 2011
                                    12,500                     $1.58           September 25, 2012

Michael Unger..............          2,000                    $26.00             June 29, 2010
                                       400                    $22.25            January 10, 2011
                                    18,168                     $9.13            October 10, 2011
                                    12,500                     $1.58           September 25, 2012

---------------------------
(1)  Underlying securities: subordinate voting shares

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our share capital as of December 31, 2002 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

                                  MULTIPLE VOTING SHARES       SUBORDINATE VOTING SHARES      TOTAL PERCENTAGE OF
                                  BENEFICIALLY OWNED (1)        BENEFICIALLY OWNED (1)           VOTING POWER
                                  ----------------------        ----------------------           ------------
            NAME                 NUMBER         PERCENT          NUMBER        PERCENT             PERCENT
            ----                 ------         -------          ------        -------             -------

Germain Lamonde (2)            37,900,000        100%           106,791           *                93.83 %

Fiducie Germain Lamonde (3)     1,900,000         5%               Nil            Nil                4.71 %

G. Lamonde Investissements
Financiers inc. (4)            36,000,000         95%              Nil            Nil                89.1 %

Placements Lamonde, SENC           Nil            Nil            93,000           *                   *

---------------------------
*    Less than 1%

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

(2) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc. and 93,000 subordinate voting shares held of record by Placements Lamonde, SENC.

(3) Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.

(4) G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.

(5)  Placements Lamonde, SENC is a parternship controlled by Mr. Lamonde.

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

         As of December 31, 2002, approximately 66% of our subordinate voting shares were held in bearer form and the remainder (8,609,490 subordinate voting shares) were held by 290 record holders. As of December 31, 2002, we believe approximately 67% of our outstanding subordinate voting shares were held in the United States.

B.       RELATED PARTY TRANSACTIONS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

         We have guaranteed the repayment of loans granted to employees by a financial institution for the purchase of our Class "F" shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2002, the total principal amount guaranteed by us is CA$125,899 (approximately $80,052) and $56,200. We have outstanding loans to some of our employees up to $7,900 to finance the acquisition of our Class "F" shares. These loans are to be reimbursed no later than five years from the date of the loans. These loans accrue interest at prime rate and are secured by a pledge of the employees' shares to us. Except as disclosed in this section, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

LEASES

         We have a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by Mr. Germain Lamonde, for the executive and administrative offices located at 465 Godin Avenue in Vanier, Quebec. This lease was renewed in December 2001, with all terms and conditions remaining the same. The table below sets forth the leased space and annual rent:

LOCATION        SQUARE FOOTAGE        ANNUAL RENT        EXPIRY DATE
--------        --------------        -----------        -----------
465 Godin           24,000             CA$144,000      November 30, 2006

         Based on third-party valuations of the property values, we believe this lease agreement is at prevailing market terms.

         In September 2002, we acquired from G. Lamonde Investissements financiers inc. the building located at 436 Nolin Street that houses some of our manufacturing activities. Previous to this acquisition, we had a lease agreement with this company for these premises. We paid CA$1,450,000 for the building and this purchase price is based on an independent third party valuation and the transaction was approved by our audit committee and the board of directors with Mr. Lamonde abstaining.

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

REGISTRATION RIGHTS AGREEMENT WITH EXFO BURLEIGH SHAREHOLDERS

         In December 2000 in connection with the acquisition of EXFO Burleigh, we issued registration rights to the former shareholders of EXFO Burleigh. In July 2001, we fulfilled our obligations to the former shareholders of EXFO Burleigh by filing a registration statement on Form F-3 relating to the resale of the subordinate voting shares held by the former shareholders of EXFO Burleigh. The EXFO Burleigh shareholders also have an unlimited number of piggyback registration rights in respect of their subordinate voting shares. The piggyback registration rights generally will allow the EXFO Burleigh shareholders to include all or a portion of their subordinate voting shares under any registration statement filed by us. The piggyback registration rights cease to apply on June 1, 2002.

         We paid all expenses, other than underwriting commissions or discounts, taxes and fees and expenses of counsel and advisors to the EXFO Burleigh shareholders, in connection with the preparation and filing of the foregoing registration statement. We also agreed to indemnify any sellers and underwriters against some liabilities, including liabilities arising under applicable securities laws, incurred in connection with the registration statement on Form F-3.

REGISTRATION RIGHTS AGREEMENT WITH AVANTAS SHAREHOLDERS

         In November 2001, in connection with the acquisition of EXFO Protocol (formerly Avantas Networks Corporation), we issued registration rights to the former shareholders of EXFO Protocol. In March 2002, we fulfilled our obligations to the former shareholders of EXFO Protocol by filing a registration statement on Form F-3 relating to the resale of the subordinate voting shares held by the former shareholders of EXFO Protocol.

         We paid all expenses, other than underwriting commissions or discounts, taxes and fees and expenses of counsel and advisors to the EXFO Protocol shareholders, in connection with the preparation and filing of the foregoing registration statement. We also agreed to indemnify any sellers against some liabilities, including liabilities arising under applicable securities laws, incurred in connection with any of the foregoing registration statements.

Item 8.  FINANCIAL INFORMATION

         Consolidated financial statements: pages F-1 to F-45

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Allowance for doubtful accounts

                                               YEARS ENDED AUGUST 31,
                                          -----------------------------
                                             2000       2001       2002
                                          -------    -------    -------

Balance - Beginning of year               $    30    $   149    $   893
                                          -------    -------    -------
Addition charged to earnings                  147      1,134      1,097
Write-off of uncollectible accounts           (41)      (184)      (925)
Reversal of collectible accounts               (3)      (268)      (538)
Foreign currency translation adjustment        16         62         (7)
                                          -------    -------    -------
Balance - End of year                     $   149    $   893    $   520
                                          =======    =======    =======

For information regarding our valuation allowance on future income tax assets, refer to Note 15 in our financial statements.

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

         On January 10, 2003, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was $2.96 per share and the last reported sale price for our subordinate voting shares on The Toronto Stock Exchange was CA$4.50 per share.

                                               NASDAQ           TSE
PERIOD                                     HIGH     LOW     HIGH     LOW
                                          -------------   --------------
June 29, 2000 to August 31, 2000          92.50   26.00   134.00   51.00
September 1, 2000 to August 31, 2001      57.75   11.80    85.00   17.82
September 1, 2001 to August 31, 2002      15.00    1.35    23.80    2.05

2002 1st Quarter                          15.00    8.51    23.80   13.49
2002 2nd Quarter                          14.00    5.58    22.10    9.02
2002 3rd Quarter                           8.54    2.59    13.55    3.85
2002 4th Quarter                           2.83    1.35     4.20    2.05

2003 1st Quarter                           3.53    1.40     5.40    2.30

2002 July                                  2.48    1.85     4.00    2.98
2002 August                                2.51    1.95     3.95    3.18
2002 September                             2.06    1.47     3.26    2.30
2002 October                               2.16    1.40     3.39    2.30
2002 November                              3.53    2.13     5.40    3.37
2002 December                              3.63    2.51     5.60    3.99

ITEM 10  ADDITIONAL INFORMATION

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

         The following discussion is based upon:

         o        the Internal Revenue Code;
         o        U.S. judicial decisions;
         o        administrative pronouncements;
         o        existing and proposed Treasury regulations; and
         o        the Canada--U.S. Income Tax Treaty.

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

Item 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

CURRENCY RISK

         We are exposed to currency risk as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. Our exposure to foreign exchange rate fluctuations is partially hedged by operating expenses of certain international subsidiaries and the purchase of raw materials in US dollars. In addition, we frequently enter into forward exchange contracts to sell US dollars at fixed forward rates in exchange for Canadian dollars. We enter into such contracts to manage the risk of exchange rate fluctuations between the Canadian and US dollars on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for trading purposes.

         The following table summarizes the forward exchange contracts in effect as at August 31, 2002, classified by expected transaction dates, none of which exceed two years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

                                                         YEARS ENDING AUGUST 31,
                                                      --------------------------
                                                            2003          2004
                                                            ----          ----
Forward exchange contracts to sell US dollars
in exchange for Canadian dollars
Contractual amounts.................................  $    6,400     $   2,200
Weighted average contractual exchange rates.........      1.5464        1.5679

FAIR VALUE

         The fair value of these contracts as at August 31, 2002, based on the prevailing exchange rate at that date of $1.00 = CA$1.5589, amounted to CA$13,406,540 compared to a contractual value of CA$13,346,340, resulting in a deferred unrealized loss of CA$60,200 (approximately $39,000).

INTEREST RATE RISK

We are exposed to the impact of interest rate changes and changes in the market values of our available-for-sale securities. We do not use derivative financial instruments for our available-for-sale securities. Our available-for-sale securities consist of debt instruments issued by high-credit quality corporations.The debt instruments bear interest at fixed rate and may have their fair market value adversely impacted due to a rise in interest rate. However, due to their very short-term maturity, we consider this risk to be insignificant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable


                                    PART II.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         Not Applicable


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS

         Not Applicable


ITEM 15.  CONTROLS AND PROCEDURES

         Prior to the adoption of the SARBANES-OXLEY ACT OF 2002, we maintained formal and informal procedures that were designed to ensure that we comply with disclosure obligations and that there is a flow of important information to the appropriate collection and disclosure points in a timely manner.

         The evaluation of our disclosure controls and procedures, which occurred on December 20, 2002, was supervised and reviewed by our senior management. In doing so, they considered the controls and procedures that we have implemented, and evaluated the existence of any material weaknesses or deficiencies that would significantly and adversely affect our ability to collect, process or disclose required information on a timely basis, all in the context of our relatively small size (805 employees as of December 31, 2002), and the hands-on role that is played by our chief executive officer and our chief financial officer in our day-to-day operations. As a result, our chief executive officer and our chief financial officer have concluded that the procedures and controls that we have implemented ensure timely collection and evaluation of information potentially subject to disclosure under applicable securities laws, and that such procedures and controls capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to our business.

         Finally, we confirm that there were no significant changes in our internal controls or in other factors that would significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.  [RESERVED]

                                   PART III.

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.


ITEM 18. FINANCIAL STATEMENTS

         See pages F-1 to F-45

ITEM 19. EXHIBITS

NUMBER                      EXHIBIT
------                      -------
 1.1 Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 1.2         Amended By-laws of EXFO.

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

 4.1 Agreement of Merger and Plan of Reorganization, dated as of November 4, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewki, William G. May, Jr., David
             J. Farrell and William S. Gornall (incorporated by reference to
             Exhibit 4.1 of EXFO's annual report on Form 20-F dated January 18,
             2001)

 4.2 Amendment No. 1 to Agreement of Merger and Plan of Agreement, dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewski, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.2 of EXFO's annual report on Form 20-F dated January 18, 2001).

 4.3 Agreement of Merger, dated as of August 20, 2001, by and among EXFO, Buyer Sub, and Avantas Networks Corporation and Shareholders of Avantas Networks corporation (incorporated by reference to Exhibit 4.3 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.4 Amendment No. 1 dated as of November 1, 2002 to Agreement of Merger, dated as of August 20, 2001, by and among EXFO, 3905268 Canada Inc., Avantas Networks Corporation and Shareholders of Avantas Networks (incorporated by reference to Exhibit 4.4 of EXFO's annual report on Form 20-F dated January 18, 2002).

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

 4.7 Amendment Number One, dated as of March 15, 2001, to Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit
             4.2 of EXFO's Registration Statement on Form F-3, File No. 333-65122).

 4.8 Share Purchase Agreement, dated as of November 2, 2001 between JDS Uniphase Inc. and 3905268 Canada Inc. (incorporated by reference to Exhibit 4.8 of EXFO's annual report on Form 20-F dated January 18, 2002).

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

 4.13 Lease renewal of the existing leases between 9080-9823 Quebec inc. and EXFO, dated November 30, 2001(incorporated by reference to Exhibit 4.13 of EXFO's annual report on Form 20-F dated January 18, 2002).

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

 4.18 Term Loan Offer, dated March 28, 2000, among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit
             10.11 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.19 Sale Agreement, dated September 1, 1999, between EXFO and GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.14 of EXFO's Registration Statement on Form F-1, File No.
             333-38956).

 4.20 Purchase Agreement to acquire a building dated June 7, 2000, between EXFO and Groupe Mirabau inc. (incorporated by reference to Exhibit 10.16 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.21 Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.22 Employment Agreement of Bruce Bonini dated as of September 1, 2000 (incorporated by reference to Exhibit 4.24 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.23 Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000 (incorporated by reference to Exhibit 4.25 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.24 Employment Agreement of David J. Farrell dated as of December 20, 2000 (incorporated by reference to Exhibit 4.26 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.25 Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.26        Stock Option Plan, dated May 25, 2000 (incorporated by Reference to
             Exhibit 10.7 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.27        Share Plan, dated April 3, 2000 (incorporated by reference to
             Exhibit 10.8 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.28        Directors' Compensation Plan (incorporated by reference to Exhibit
             10.17 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.29        Restricted Stock Award Plan, dated December 20, 2000
             (incorporated by reference to Exhibit 4.21 of EXFO's annual report on Form 20-F dated January 18, 2001).

 4.30 Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel J. Ernst dated September 5, 2002.

 4.31 EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001.

 4.32 First Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2001.

 8.1 Subsidiaries of EXFO (list included in Item 4C of this annual report).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 -F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                    EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                    By:      /s/ Germain Lamonde
                                             ----------------------------------
                                    Name:    Germain Lamonde
                                    Title:   Chairman of the Board, President
                                             and Chief Executive Officer

                                    Date:   January 15, 2003.


         CERTIFICATIONS

         I, Germain Lamonde, Chairman of the Board, President and Chief Executive Officer, certify that:

         1. I have reviewed this annual report on Form 20-F of EXFO Electro-Optical Engineering Inc.

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrants' other certifying officers and I have responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation date"); and

         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date     January 15, 2003




         /s/ Germain Lamonde
         -------------------------------------
         Germain Lamonde
         Chairman of the Board,
         President and Chief Executive Officer

         I, Pierre Plamondon, Vice-President Finance and Chief Financial Officer, certify that:

         1. I have reviewed this annual report on Form 20-F of EXFO Electro-Optical Engineering Inc.

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrants' other certifying officers and I have responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation date"); and

         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date     January 15, 2003


         /s/ Pierre Plamondon
         --------------------------
         Pierre Plamondon, C.A.
         Vice-President Finance
         and Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
EXFO ELECTRO-OPTICAL ENGINEERING INC.

We have audited the consolidated balance sheets of EXFO ELECTRO-OPTICAL ENGINEERING INC. as at August 31, 2001 and 2002 and the consolidated statements of earnings, retained earnings (deficit) contributed surplus and cash flows for the years in the three-year period ended August 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles. In addition, in our opinion, the financial report statement schedule on the variation in the allowance for doubtful accounts included in Form 20-F presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 23, 2002

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEETS

          (in thousands of US dollars, except share and per share data)


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEET
                          (in thousands of US dollars)


                                                         AS AT AUGUST 31,
                                                    ----------------------
                                                         2001         2002
                                                    ---------    ---------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                           $   7,729    $   9,128
                                                    ---------    ---------
Short-term investments (notes 8 and 18)                66,861       40,553
Accounts receivable (notes 8 and 18)
      Trade                                            24,531        9,881
      Other                                             3,660        3,267
Income taxes receivable (note 8)                           --       13,473
Inventories (notes 4, 5 and 8)                         44,345       23,822
Prepaid expenses                                        1,265        1,280
Future income taxes (note 15)                           1,423        1,272
                                                    ---------    ---------

                                                      149,814      102,676

INCOME TAXES RECEIVABLE (note 8)                           --        6,234

PROPERTY, PLANT AND EQUIPMENT (notes 6 and 8)          27,140       26,246

INTANGIBLE ASSETS AND GOODWILL (notes 4, 7 and 8)     264,242       34,040

FUTURE INCOME TAXES (note 15)                           1,381        8,730
                                                    ---------    ---------

                                                    $ 442,577    $ 177,926
                                                    =========    =========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 9)   $  16,180    $  10,699
Income taxes payable                                    2,623           --
Deferred revenue                                          616          503
Current portion of long-term debt                         106          100
                                                    ---------    ---------
                                                       19,525       11,302

DEFERRED GRANTS (note 14)                               1,002          654

LONG-TERM DEBT (note 10)                                  664          564

FUTURE INCOME TAXES (note 15)                           6,581           --
                                                    ---------    ---------
                                                       27,772       12,520
                                                    ---------    ---------

COMMITMENTS (note 11)

CONTINGENCIES (note 12)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 13)                               429,995      489,611

CONTRIBUTED SURPLUS                                     1,457        1,487

CUMULATIVE TRANSLATION ADJUSTMENT                      (8,333)      (8,854)

DEFICIT                                                (8,314)    (316,838)
                                                    ---------    ---------
                                                      414,805      165,406
                                                    ---------    ---------
                                                    $ 442,577    $ 177,926
                                                    =========    =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)


                                                                               YEARS ENDED AUGUST 31,
                                                                         -----------------------------------
                                                                              2000         2001         2002
                                                                         ---------    ---------    ---------

SALES (note 16)                                                          $  71,639    $ 146,013    $  68,330

COST OF SALES*                                                              24,712       54,946       50,801
                                                                         ---------    ---------    ---------

GROSS MARGIN                                                                46,927       91,067       17,529
                                                                         ---------    ---------    ---------

OPERATING EXPENSES
Selling and administrative                                                  24,304       46,236       35,446
Net research and development (note 14)                                       6,402       13,601       12,782
Amortization of property, plant and equipment                                1,451        3,559        5,932
Amortization of intangible assets                                               47        9,876       11,615
Write-down of intangible assets (note 4)                                        --           --       23,657
Restructuring and other charges (note 4)                                        --        3,288        2,880
                                                                         ---------    ---------    ---------

TOTAL OPERATING EXPENSES                                                    32,204       76,560       92,312
                                                                         ---------    ---------    ---------

EARNINGS (LOSS)  FROM OPERATIONS                                            14,723       14,507      (74,783)

Interest income, net                                                         1,480        6,098        1,456
Foreign exchange gain (loss)                                                  (684)       3,327         (458)
                                                                         ---------    ---------    ---------

EARNINGS (LOSS) BEFORE INCOME TAXES AND AMORTIZATION AND WRITE-DOWN OF
      GOODWILL (note 15)                                                    15,519       23,932      (73,785)

INCOME TAXES (note 15)                                                       5,298        8,150      (25,451)
                                                                         ---------    ---------    ---------

EARNINGS (LOSS) BEFORE AMORTIZATION AND WRITE-DOWN OF GOODWILL              10,221       15,782      (48,334)

AMORTIZATION OF GOODWILL                                                       297       31,076       38,021
WRITE-DOWN OF GOODWILL (note 4)                                                 --           --      222,169
                                                                         ---------    ---------    ---------

NET EARNINGS (LOSS) FOR THE YEAR                                         $   9,924    $ (15,294)   $(308,524)
                                                                         ---------    ---------    ---------

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
      Earnings (loss) before amortization and write-down of goodwill     $    0.26    $    0.30    $   (0.80)

      Net earnings (loss)                                                $    0.25    $   (0.29)   $   (5.09)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)                 39,951       53,014       60,666

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)               40,086       53,495       60,966
      (note 17)

*     Including inventory write-offs of nil, nil and $18,463 for the years ended August 31, 2000, 2001 and 2002, respectively (see note 4).

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           Consolidated Statements of Retained Earnings (Deficit) and
                               Contributed Surplus

               (in thousands of US dollars, except per share data)



RETAINED EARNINGS (DEFICIT)
                                            YEARS ENDED AUGUST 31,
                                   ------------------------------------
                                        2000         2001         2002
                                   ---------    ---------    ---------

BALANCE - BEGINNING OF YEAR        $  14,592    $   6,980    $  (8,314)

ADD
Net earnings (loss) for the year       9,924      (15,294)    (308,524)
                                   ---------    ---------    ---------

                                      24,516       (8,314)    (316,838)
                                   ---------    ---------    ---------

DEDUCT
Dividends
      Class A shares                  17,216           --           --
      Class F shares                     320           --           --
                                   ---------    ---------    ---------

                                      17,536           --           --
                                   ---------    ---------    ---------

BALANCE - END OF YEAR              $   6,980    $  (8,314)   $(316,838)
                                   =========    =========    =========

DIVIDENDS PER SHARE
      Class A shares               $    0.45    $      --    $      --
      Class F shares               $    0.45    $      --    $      --



CONTRIBUTED SURPLUS
                                            YEARS ENDED AUGUST 31,
                                     -----------------------------------
                                          2000         2001         2002
                                     ---------    ---------    ---------
BALANCE - BEGINNING OF YEAR          $      --    $      --    $   1,457

ADD
Premium on resale of share capital          --        1,457           30
                                     ---------    ---------    ---------

BALANCE - END OF YEAR                $      --    $   1,457    $   1,487
                                     =========    =========    =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)


                                                                              YEARS ENDED AUGUST 31,
                                                                       ------------------------------------
                                                                            2000         2001         2002
                                                                       ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the year                                       $   9,924    $ (15,294)   $(308,524)
Add (deduct) items not affecting cash and cash equivalents
      Discount on short-term investments                                    (807)         191          271
      Inventory write-offs                                                    --           --       18,463
      Amortization                                                         1,795       44,511       55,568
      Write-down of goodwill and intangible assets                            --           --      245,826
      Foreign exchange gains on disposal of short-term investments            --       (3,437)         (74)
      Restructuring and other charges                                         --        1,083          741
      Future income taxes                                                    (33)      (1,779)     (13,397)
Change in non-cash operating working capital items
      Accounts receivable                                                (10,476)         447       15,406
      Income taxes                                                         2,149        2,237      (19,736)
      Inventories                                                        (10,732)     (20,308)       4,332
      Prepaid expenses                                                      (519)         (67)         356
      Accounts payable and accrued liabilities                             3,917       (3,736)      (7,470)
      Deferred revenue                                                       215          100         (106)
      Deferred grants                                                        567          (57)        (335)
                                                                       ---------    ---------    ---------

                                                                          (4,000)       3,891       (8,679)
                                                                       ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                               (357)      (2,046)          --
Repayment of mandatorily redeemable preferred shares                          --         (354)          --
Repayment of loan from a company under common control                     (1,349)          --           --
Repayment of long-term debt                                                 (812)      (3,355)        (106)
Issuance of share capital                                                209,690           --           --
Redemption of share capital                                                   --          (33)          (6)
Resale of share capital                                                       --        1,490           36
Share issue expenses                                                     (16,743)        (331)         (14)
Dividends paid                                                           (17,587)          --           --
                                                                       ---------    ---------    ---------

                                                                         172,842       (4,629)         (90)
                                                                       ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                     (519,645)    (772,808)    (506,228)
Proceeds from disposal of short-term investments                         359,886      865,373      531,733
Additions to property, plant and equipment and intangible assets          (7,180)     (15,911)      (5,245)
Business combinations (note 3)                                            (2,108)     (68,255)      (9,756)
                                                                       ---------    ---------    ---------

                                                                        (169,047)       8,399       10,504
                                                                       ---------    ---------    ---------

CHANGE IN CASH AND CASH EQUIVALENTS                                         (205)       7,661        1,735

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS         511         (661)        (336)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                423          729        7,729
                                                                       ---------    ---------    ---------

CASH AND CASH EQUIVALENTS- END OF YEAR                                 $     729    $   7,729    $   9,128
                                                                       =========    =========    =========

SUPPLEMENTARY INFORMATION
Interest paid                                                          $     480    $     377    $     269
Income taxes paid                                                      $   3,761    $   8,171    $   4,172


                 The accompanying notes are an integral part of
                    these consolidated financial statements

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

1        INCORPORATION AND NATURE OF ACTIVITIES

The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. These solutions measure the physical-, optical- and protocol-layers of optical fiber and related hardware and help automate manufacturing processes. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe and Asia. The company's customers consist primarily of telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories.


2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except for the differences and additional disclosures provided in note 19. The principal accounting policies of the company, which have been consistently applied, are summarized as follows:

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

CONSOLIDATION

These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated.

REPORTING CURRENCY

The functional currency of the company is the Canadian dollar. However, the company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenues and expenses are translated at the monthly average exchange rates. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

FOREIGN CURRENCY TRANSLATION

FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.

FOREIGN SUBSIDIARIES

The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the monthly average exchange rates. Gains and losses resulting from remeasurement are reflected in the statements of earnings.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments with original maturities of three months or less.

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

                                 TERM
Buildings                        15 and 25 years
Equipment                        2 to 10 years
Leasehold improvements           Remaining lease term

The carrying value of property, plant and equipment is evaluated for impairment whenever significant events or circumstances occur which may indicate an impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION

Intangible assets include the cost of acquired in-process research and development, core technology, workforce and trademark, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility while acquired in-process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use. Intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from five to ten months for in-process research and development, five years for core technology, one year for workforce and two years for trademark.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill related to business combinations with a date of acquisition prior to July 1, 2001, is amortized on a straight-line basis over the estimated useful life of five years until August 31, 2002. Goodwill related to business combinations with a date of acquisition after June 30, 2001, is not amortized but is reviewed for impairment.

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

REVENUE RECOGNITION

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and customer support revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. Customer support revenues are deferred and recognized ratably over the years of the support arrangement. Except when

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no software upgrades are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is shipped to a common carrier.

At the time of the transaction, the company assesses whether the price associated with its revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed and determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

GOVERNMENT GRANTS

Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period for which the created job must be maintained or training provided.

RESEARCH AND DEVELOPMENT EXPENSES

All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research, are expensed as incurred, net of related tax credits and government grants. Development expenses which meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated period of benefit.

As at August 31, 2002, the company had not deferred any development costs.

INCOME TAXES

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates for the years in which the differences are expected to reverse.

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

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) and dividends per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effects of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated, using the treasury stock method, as if all dilutive potential common shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.

STOCK-BASED COMPENSATION PLANS

The company maintains stock-based compensation plans, which are described in note 13. Under accounting principles generally accepted in Canada, no compensation cost is recognized when stocks, stock options or stock awards are issued to plan participants. Any consideration received from plan participants upon the purchase of stock or the exercise of stock options or stock awards is credited to share capital. The costs related to the stock appreciation rights are accrued and charged to earnings.

NEW ACCOUNTING STANDARDS

In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard, which the company will adopt retroactively on September 1, 2002, no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard will not have a significant impact on the company's financial statements since the company currently has no such long-term monetary items.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This new accounting guideline, which the company will adopt prospectively on September 1, 2003, establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. The company will adopt this new standard prospectively on September 1, 2002. The company will not account for the stock-based compensation costs arising from awards to employees. However, it will provide the required pro forma disclosures with respect to net earnings and net earnings per share. Consequently, the adoption of this new standard will not have a significant impact on the company's financial results.

In August 2001, the CICA issued section 1581 "Business Combinations" and section 3062 "Goodwill and Other Intangible Assets". Section 1581 requires business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. This section also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles.

Under the transitional provisions of section 3062, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., for which the acquisition date was November 2, 2001.

The company adopted section 3062 prospectively from September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the section, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under the new section, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.


3        BUSINESS COMBINATIONS

The company made a number of business combinations in 2000, 2001 and 2002. The fair value allocated to intangible assets acquired was based upon independent valuations performed in conjunction with the business combinations. Also, acquired goodwill is not deductible for income tax purposes.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


BUSINESS COMBINATION DURING 2002

AVANTAS NETWORKS CORPORATION (RENAMED EXFO PROTOCOL INC.)

On November 2, 2001, the company acquired a 100% interest in EXFO Protocol Inc. ("EXFO Protocol"), a Canadian company specializing in fiber-optic protocol testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.

The consideration paid consisted of $9,756,000 in cash, net of cash and cash equivalents acquired of $25,571,000 and the issuance of 4,374,573 subordinate voting shares valued at $59,625,000. The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the terms of the acquisition were agreed upon and announced, being August 20, 2001.

This acquisition has been accounted for using the purchase method and, consequently, the results of operations of EXFO Protocol have been included in the consolidated statement of earnings of the company since November 2, 2001, being the date of acquisition.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

Assets acquired
     Current assets                                    $  6,040
     Property, plant and equipment                        2,003
     In-process research and development                  1,400
     Core technology                                      5,050
Future income tax assets                                    476
Current liabilities assumed                              (3,575)
                                                       --------

Net identifiable assets acquired                         11,394

Goodwill (note 4)                                        57,987
                                                       --------

Purchase price                                           69,381

Less: Subordinate voting shares issued                   59,625
                                                       --------

Cash paid, net of cash and cash equivalents acquired   $  9,756
                                                       ========

BUSINESS COMBINATIONS DURING 2001

BURLEIGH INSTRUMENTS, INC. (RENAMED EXFO BURLEIGH PRODUCTS GROUP INC.)

On December 20, 2000, the company acquired a 100% interest in EXFO Burleigh Products Group Inc. ("EXFO Burleigh"), a U.S. company which manufactures precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at $189,270,000, including acquisition-related costs of $2,461,000.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

The consideration paid consisted of $42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares valued at $146,809,000.

Furthermore, as part of this acquisition, the company established a restricted stock award plan for employees of EXFO Burleigh (note 13). This plan provides that in the event of an employee's departure, shares to be issued to this employee under the plan will be issued to EXFO Burleigh's former shareholders. In such circumstances, this issuance of shares will be recorded as additional goodwill.

EFOS INC. (RENAMED EXFO PHOTONIC SOLUTIONS INC.)

On March 15, 2001, the company acquired a 100% interest in EXFO Photonic Solutions Inc. ("EXFO Photonic Solutions"), a Canadian company specializing in precision light-based adhesive spot-curing technologies as well as curing process control for the global optical component manufacturing market. This acquisition was settled for a total consideration valued at $110,146,000, including acquisition-related costs of $194,000. The consideration paid consisted of $25,194,000 in cash and the issuance of 3,700,000 subordinate voting shares valued at $84,952,000.

These two acquisitions have been accounted for using the purchase method and, consequently, the net earnings of EXFO Burleigh and EXFO Photonic Solutions have been included in the consolidated statement of earnings of the company from the date of acquisition of these subsidiaries, being December 20, 2000, for EXFO Burleigh and March 15, 2001, for EXFO Photonic Solutions.

The fair value of subordinate voting shares issued as part of these business combinations was determined based on the market price of the shares beginning three days before and ending three days after the dates of acquisition of the subsidiaries.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the dates of acquisition as follows:

                                                         EXFO      EXFO PHOTONIC
                                                       BURLEIGH      SOLUTIONS
                                                       --------    ------------
Assets acquired
     Current assets                                    $   7,092    $   9,195
     Property, plant and equipment                         4,457        1,054
     In-process research and development                   1,800          972
     Core technology (note 4)                             24,000       25,324
     Work force                                            1,250          907
     Trademark                                                --          421
Liabilities assumed                                       (9,068)      (7,169)
Future income tax liabilities                             (8,342)        (983)
                                                       ---------    ---------

Net identifiable assets acquired                          21,189       29,721

Goodwill (note 4)                                        168,081       80,425
                                                       ---------    ---------

Purchase price                                           189,270      110,146

Less: Subordinate voting shares issued                   146,809       84,952
                                                       ---------    ---------

Cash paid, net of cash and cash equivalents acquired   $  42,461    $  25,194
                                                       =========    =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


VANGUARD TECHNICAL SOLUTIONS, INC.

On March 16, 2001, the company, through one of its subsidiaries, Burleigh Automation Inc., acquired substantially all the assets of Vanguard Technical Solutions, Inc., a U.S. company specializing in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which was settled for a total cash consideration of $600,000 allocated to property and equipment, has been accounted for using the purchase method.

BUSINESS COMBINATIONS DURING 2000

NORTECH FIBRONIC INC.

On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a Canadian company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at $2,799,000. The consideration paid consisted of $2,108,000 in cash, the issuance of 800,000 Class G shares which, were mandatorily redeemable, for cash or subordinate voting shares at the option of the company, for an amount of $553,000, and a non-interest-bearing debenture in the amount of $138,000, repaid in 2001.

This acquisition has been accounted for using the purchase method. The estimated fair value of assets and liabilities acquired amounted to $2,488,000 and $2,231,000, respectively, resulting in goodwill of $2,542,000 related to the telecommunication core business.

The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, being February 4, 2000.

The mandatorily redeemable preferred shares were settled in 2001 for $354,000, resulting in a purchase price adjustment of $189,000, which has been applied against goodwill.

GAP OPTIQUE S.A.

On June 1, 2000, the company acquired the 85% interest in GAP Optique S.A. held by its parent company for a cash consideration of $16,000. The carrying value of the net assets of GAP Optique S.A. was $19,000 as at December 31, 1999. Since the exchange occurred between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and GAP Optique S.A. have been combined using their respective carrying amounts, and financial statements of prior years have been restated as if the companies had always been combined.

4        SPECIAL CHARGES

WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

In May 2002, as part of its review of financial results, the company performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

unfavorable market conditions affecting the subsidiaries' industries and the decline in technology valuations. The growth prospects for those subsidiaries were significantly lower than previously expected and less than those of historical periods and the decline in market conditions affecting the subsidiaries is significant and other than temporary. As a result, the company concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and it recorded a charge of $222,169,000 to write down a significant portion of goodwill and a pre-tax charge of $23,657,000 to write down a significant portion of acquired core technology. Of the total impairment loss of $245,826,000, $125,017,000 relates to EXFO Burleigh, $71,508,000 relates to EXFO Photonic Solutions and $49,301,000 relates to EXFO Protocol.

The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since the company had distinct cash flows for each of them and because they are not fully integrated into the company's activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.

The assumptions supporting the estimated undiscounted future cash flows, including the annual growth rates, reflect management's best estimates.

RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

During 2001, the company implemented a structured plan to reduce costs and increase efficiency. Under that plan, the company recorded charges of $3,288,000, including $844,000 in severance expenses for the 245 employees who were terminated, $1,476,000 for unused assets and $968,000 for future payments on exited leased facilities. These charges have been included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2001. As at August 31, 2002, the accrued liabilities related to this restructuring plan amounted to $483,000 and consisted of future payments on exited leased facilities.

During 2002, the company incurred additional charges of $21,343,000 to further reduce its costs. Under additional structured plans, the company recorded $2,012,000 in severance expenses for the additional 350 employees who were terminated and $868,000 for the write-off of property, plant and equipment. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2002. Also, the company recorded $18,463,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for the year ended August 31, 2002. As at August 31, 2002, the accrued liabilities related to the severance expenses incurred in 2002 amounted to $299,000.

5        INVENTORIES

                             AS AT AUGUST 31,
                     --------------------------------
                                2001             2002
                     ---------------    -------------

Raw materials        $        29,891    $      13,507
Work in progress               3,507            1,382
Finished goods                10,947            8,933
                     ---------------    -------------
                     $        44,345    $      23,822
                     ===============    =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


6        PROPERTY, PLANT AND EQUIPMENT

                                             AS AT AUGUST 31,
                               -------------------------------------------------
                                       2001                      2002
                               -----------------------   -----------------------
                                           ACCUMULATED              ACCUMULATED
                                 COST     AMORTIZATION    COST     AMORTIZATION
                                -------   ------------   -------   ------------
Land                            $ 2,735        $    --   $ 2,124        $    --
Buildings                         9,077            326     8,043            695
Equipment                        23,906          9,286    29,177         14,662
Leasehold improvements            2,390          1,356     4,121          1,862
                                -------   ------------   -------   ------------
                                 38,108        $10,968    43,465        $17,219
                                          ============             ============
Less:
     Accumulated amortization    10,968                   17,219
                                -------                  -------
                                $27,140                  $26,246
                                =======                  =======


7        INTANGIBLE ASSETS AND GOODWILL

                                                                                AS AT AUGUST 31,
                                                                               -------------------
                                                                                   2001       2002
                                                                               --------   --------
In-process research and development, net of accumulated amortization of
     $4,195 ($2,769 in 2001)                                                   $     --   $     --
Core technology, net of accumulated amortization of $14,815 ($5,678 in 2001)     43,805     16,270
Work force, net of accumulated amortization of $2,148 ($1,281 in 2001)              874         --

                                                                                 AS AT AUGUST 31,
                                                                               -------------------
                                                                                   2001       2002
                                                                               --------   --------

Other assets, net of accumulated amortization of $305 ($246 in 2001)                391        194
                                                                               --------   --------
                                                                                 45,070     16,464

Goodwill, net of accumulated amortization of $69,449 ($31,325 in 2001)          219,172     17,576
                                                                               --------   --------
                                                                               $264,242   $ 34,040
                                                                               ========   ========

In 2002, the company recorded charges of $23,657,000 and $222,169,000 to write down intangible assets and goodwill, respectively (note 4).

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


8        CREDIT FACILITIES

The company has available credit facilities under a line of credit which provide for advances of up to Cdn$10,000,000 (US$6,415,000). These facilities, which are renewable annually, bear interest at prime rate (prime rate in 2001). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as collateral against these facilities. As at August 31, 2001 and 2002, these credit facilities were unused.


9        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                  AS AT AUGUST 31,
                                 ------------------
                                    2001      2002
                                 -------   -------

Trade                            $ 7,732   $ 4,738
Salaries and social benefits       3,917     2,638
Commissions                        1,307       283
Tax on capital                       463       856
Warranty                             901       849
Restructuring charges (note 4)     1,230       782
Other                                630       553
                                 -------   -------
                                 $16,180   $10,699
                                 =======   =======


10       LONG-TERM DEBT

                                                                     AS AT AUGUST 31,
                                                                    -----------------
                                                                     2001        2002
                                                                     ----        ----

Loans collateralized by equipment, bearing interest
    at 9.6%, repayable in monthly installments of
    $13,000 including principal and interest, maturing in 2008       $754        $664
Unsecured non-interest-bearing loan, repaid during the year            16          --
                                                                     ----        ----
                                                                      770         664
Less: Current portion                                                 106         100
                                                                     ----        ----
                                                                     $664        $564
                                                                     ====        ====

As at August 31, 2002, minimum principal repayments required in each of the next five years are $100,000 in 2003, $110,000 in 2004, $122,000 in 2005, $136,000 in
2006 and $146,000 in 2007.


11       COMMITMENTS

The company has entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. Minimum rentals payable under these operating leases amount to $6,800,000 as at August 31, 2002.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

For the years ended August 31, 2000, 2001 and 2002, rental expense amounted to $579,000, $1,580,000 and $1,936,000, respectively, of which $163,000, $238,000 and $234,000, respectively, were paid to a company owned by the President of the company.


12       CONTINGENCIES

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and, also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint.

Management believes that the company and its executive officers have fully complied with all applicable securities laws and that the claims against it and its officers are without merit. The company has referred this matter to its insurers and is vigorously defending its position in this litigation. However, at this time, it is not possible to predict the outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the consolidated financial statements as of August 31, 2002.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

As at August 31, 2002, the company has outstanding letters of guarantee of Cdn$741,000 (US$475,000), which expire at various dates through 2011.

As at August 31, 2002, the company has guaranteed the repayment of third-party loans totalling Cdn$214,000 (US$137,000) detained by certain employees with respect to the purchase of Class F shares under the stock purchase plan (note
13).


13       SHARE CAPITAL

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

On June 29, 2000, the company filed articles of amendment pursuant to which subordinate and multiple voting shares were created, the 38,000,000 issued and outstanding Class A shares were converted into 38,000,000 multiple voting shares, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares and the Class A, D and F shares were canceled.

The following tables summarize the share capital activity since August 31, 1999:

                                               CLASS A SHARES                    CLASS F SHARES
                                       ---------------------------------- --------------------------------          TOTAL
                                                NUMBER           AMOUNT          NUMBER           AMOUNT           AMOUNT

Balance as at August 31, 1999               38,000,000    $           1         197,588    $          86    $          87

    Issued for cash under stock
        purchase plan                              -                  -         509,676              390              390
    Conversion of Class F shares
        into subordinate voting
        shares                                     -                  -        (707,264)            (476)            (476)
    Conversion of Class A shares
        into multiple voting shares        (38,000,000)              (1)              -                -               (1)
                                       ---------------------------------- --------------------------------  ---------------

Balance as at August 31, 2000, 2001
    and 2002                                       -      $           -               -    $           -     $          -
                                       ================================== ================================  ===============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


                                          MULTIPLE VOTING SHARES          SUBORDINATE VOTING SHARES
                                       --------------------------------  -------------------------------         TOTAL
                                              NUMBER           AMOUNT           NUMBER          AMOUNT          AMOUNT

Balance as at August 31, 1999                      -    $           -                 -  $           -    $          -

    Conversion of Class F shares
        into subordinate voting
        shares                                     -                -           707,264            476             476
    Conversion of Class A shares
        into multiple voting shares       38,000,000                1                 -              -               1
    Issued pursuant to the initial
        public offering                            -                -         8,050,000        209,300         209,300
    Share issue expenses, net of
        related income taxes of
        $5,425,000                                 -                -                 -        (11,318)        (11,318)
                                       --------------------------------  -------------------------------  ---------------

Balance as at August 31, 2000             38,000,000                1         8,757,264        198,458         198,459

    Business combinations (note 3)                 -                -        10,188,816        231,761         231,761
    Conversion of multiple voting
        shares into subordinate
        voting shares                       (100,000)               -           100,000              -               -
    Redemption                                     -                -           (43,999)           (33)            (33)
    Resale                                         -                -            43,999             33              33
    Share issue expenses, net of
        related income taxes of
        $106,000                                   -                -                 -           (225)           (225)
                                       --------------------------------  -------------------------------  ---------------

Balance as at August 31, 2001             37,900,000                1        19,046,080        429,994         429,995

    Business combination
        (note 3)                                   -                -         4,374,573         59,625          59,625
    Exercise of stock awards                       -                -           144,532              -               -
    Redemption                                     -                -            (7,022)            (6)             (6)
    Resale                                         -                -             7,022              6               6
    Share issue expenses, net of
        related income taxes of
        $5,000                                     -                -                 -             (9)             (9)
                                       --------------------------------  -------------------------------  ---------------

Balance as at August 31, 2002             37,900,000    $           1       23,565,185   $     489,610    $    489,611
                                       ================================  ===============================  ===============

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

Prior to its initial public offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of Cdn$0.98 (US$0.67) per share.

STOCK OPTION PLAN

In May 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual cannot exceed 5% of the number of outstanding subordinate voting shares. The exercise price is the market price of the common shares on the date of grant. Options granted under the plan generally expire ten years from the date of grant. Options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. Up to October 10, 2000, the number of options, which ultimately would become exercisable in any given year, and in aggregate, was dependent on the degree to which the company's financial performance objectives were met. Nevertheless, on October 10, 2000, the Board of Directors of the company amended the vesting terms for options granted pursuant to the option plan to remove the financial performance criterion. Accordingly, options granted vest over the four-year period. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

The following table summarizes the stock option activity since May 2000:

                                                                  YEARS ENDED AUGUST 31,
                                   --------------------------------------------------------------------------------------

                                               2000                          2001                       2002
                                   --------------------------- ----------------------------- ----------------------------
                                                      WEIGHTED                   WEIGHTED                      WEIGHTED
                                                       AVERAGE                    AVERAGE                       AVERAGE
                                                      EXERCISE                   EXERCISE                      EXERCISE
                                          NUMBER         PRICE         NUMBER       PRICE          NUMBER         PRICE

Outstanding - Beginning of year                -   $         -        609,734  $       26       2,414,231  $         28
    Granted                              609,734            26      2,153,352          29       1,039,805            10
    Forfeited                                  -             -       (348,855)        (29)       (856,462)          (25)
                                     ------------- ------------- ------------- ------------- ----------------------------
Outstanding - End of year                609,734   $        26      2,414,231  $       28       2,597,574  $         22
                                     ============= ============= ============= ============= ============= ==============
Exercisable - End of year                      -   $         -        127,561  $       26         512,161  $         28
                                     ============= ============= ============= ============= ============= ==============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

The following table summarizes information about stock options as at August 31, 2002:

                                OPTIONS OUTSTANDING AS AT AUGUST         OPTIONS EXERCISABLE AS AT AUGUST
                                            31, 2002                                 31, 2002
                               -------------------------------------    --------------------------------------
                                                  WEIGHTED AVERAGE                          WEIGHTED AVERAGE
                                                         REMAINING                                 REMAINING
EXERCISE PRICE                         NUMBER     CONTRACTUAL LIFE              NUMBER      CONTRACTUAL LIFE
    $2.59                               5,550            3.8 years                   -                     -
    $5.65                              53,479            3.5 years                   -                     -
    $9.13 to $12.69                   849,746            3.2 years                   -                     -
    $19.19 to $27.80                1,325,170            2.3 years             421,253             2.2 years
    $34.07 to $45.94                  303,079            2.1 years              75,770             2.1 years
    $56.75                             60,550            2.0 years              15,138             2.0 years
                               -------------------------------------    --------------------------------------
                                    2,597,574            2.6 years             512,161             2.1 years
                               =====================================    ======================================

RESTRICTED STOCK AWARD PLAN

On December 20, 2000, the company established a restricted stock award plan for employees of EXFO Burleigh. Each stock award entitles employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such employees automatically vest. The plan will expire on December 20, 2004.

The following table summarizes the restricted stock award activity since December 2000:

                                             YEARS ENDED AUGUST 31,
                                     -----------------------------------------
                                                 2001                  2002
                                     ------------------    -------------------

Outstanding - Beginning of year                     -               359,781
    Granted                                   359,781                     -
    Exercised                                       -              (144,532)
                                     ------------------    -------------------
Outstanding - End of year                     359,781               215,249
                                     ==================    ===================
Exercisable - End of year                           -                     -
                                     ==================    ===================

      As of August 31, 2002, the weighted average remaining contractual life of the outstanding restricted stock awards was 2.3 years.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the company established a stock appreciation rights plan for certain of its employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant. Stock appreciation rights generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

Considering the market price of the common shares of US$2.13 as at August 31, 2002, no compensation expense has been recorded in 2002 under that plan.

The following table summarizes the stock appreciation rights activity since August 2001:

                                                               YEARS ENDED AUGUST 31,
                                    -------------------------------------------------------------------------------
                                                   2001                                     2002
                                    -------------------------------------    --------------------------------------
                                                       WEIGHTED AVERAGE                        WEIGHTED AVERAGE
                                            NUMBER       EXERCISE PRICE              NUMBER      EXERCISE PRICE

Outstanding - Beginning of year                 -    $                -              22,400     $            30
    Granted                                 22,400                   30               1,000                  12
    Forfeited                                    -                   -              (13,400)                (31)
                                    ---------------- --------------------    -----------------  -------------------

Outstanding - End of year                   22,400   $               30              10,000     $            26
                                    ================ ====================    =================  ===================

Exercisable - End of year                        -   $                -               2,250     $            27
                                    ================ ====================    =================  ===================

      The following table summarizes information about stock appreciation rights as at August 31, 2002:

                                    STOCK APPRECIATION RIGHTS                 STOCK APPRECIATION RIGHTS
                                        OUTSTANDING AS AT                         EXERCISABLE AS AT
                                         AUGUST 31, 2002                           AUGUST 31, 2002
                                -------------------------------------    --------------------------------------
                                                   WEIGHTED AVERAGE                          WEIGHTED AVERAGE
                                                          REMAINING                                 REMAINING
EXERCISE PRICE                          NUMBER     CONTRACTUAL LIFE              NUMBER      CONTRACTUAL LIFE

    $12.22                               1,000            3.3 years                   -                     -
    $19.19 to $22.25                     6,500            2.3 years               1,625             2.3 years
    $45.94                               2,500            2.1 years                 625             2.1 years
                                ---------------- --------------------    ----------------- --------------------
                                        10,000            2.3 years               2,250             2.2 years
                                ================ ====================    ================= ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


14       OTHER DISCLOSURES

NET RESEARCH AND DEVELOPMENT EXPENSES

Net research and development expenses comprise the following:

                                                                YEARS ENDED AUGUST 31,
                                               ------------------------------------------------------
                                                          2000               2001              2002
                                               -----------------  ----------------  -----------------
Gross research and development expenses        $         9,374    $        17,601   $        17,005
Research and development tax credits                    (2,436)            (3,369)           (3,890)
Government grants                                         (536)              (631)             (333)
                                               -----------------  ----------------  -----------------
                                               $         6,402    $        13,601   $        12,782
                                               =================  ================  =================

OTHER GRANTS AND TAX CREDITS

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$385,000) toward interest costs incurred over the period from January 1, 1998, through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,424,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

The above grants are subject to the condition that the company maintains its Canadian principal place of business within the Province of Quebec until at least December 31, 2002 and that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. During the period from January 1, 1998 to August 31, 2002, the company recognized a total of Cdn$2,820,000 (US$1,809,000) under this program, of which Cdn$1,801,000
(US$1,155,000) have been credited to earnings with the balance of Cdn$1,019,000 (US$654,000) having been included in deferred grants in the balance sheet.

Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should this condition not be met by the company, the Minister may enforce various recourse, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of Cdn$2,965,000 (US$1,902,000) under this program, which has been credited to earnings.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

Finally, since 2000, companies operating in the Quebec City area are eligible for a refundable tax credit granted by the Province of Quebec government. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has recognized a total of Cdn$3,911,000 (US$2,509,000) under this program, which has been credited to earnings.

The reduction in the company's work force described in note 4 had no effect on amounts already recognized in the statements of earnings under these programs.

Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings.

Interest income for the years ended August 31, 2000, 2001 and 2002, is net of related government grants of $196,000, $15,000 and nil, respectively.

Cost of sales for the years ended August 31, 2000, 2001 and 2002, is net of government grants of $915,000, $1,742,000 and $546,000, respectively.

Selling and administrative expenses for the years ended August 31, 2000, 2001 and 2002, are net of government grants of $386,000, $260,000 and $213,000, respectively.

Research and development expenses for the years ended August 31, 2000, 2001 and 2002, are net of government grants of $536,000, $631,000 and $333,000, respectively.

DEFINED CONTRIBUTION PLANS

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

o        Deferred profit-sharing plan

         The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of gross salary to a tax-deferred registered retirement savings plan. Since June 2002, the company has suspended its contributions to the plan as part of its cost-reduction efforts. Contributions to this plan during the years ended August 31, 2000, 2001 and 2002, amounted to Cdn$202,000 (US$137,000),
         Cdn$407,000 (US$266,000) and Cdn$136,000 (US$88,000), respectively.

o        401K plan

         The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the years ended August 31, 2000, 2001 and 2002, the company recorded contributions totaling $23,000, $285,000 and $317,000, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


15    INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate to the provision for income taxes per the financial statements is as follows:


                                                                                  YEARS ENDED AUGUST 31,
                                                                  ------------------------------------------------------
                                                                              2000              2001              2002
                                                                  ------------------  ---------------   ----------------
Income taxes at combined Canadian federal and provincial           $         5,897    $        8,855    $      (26,563)
    statutory tax rate (38% in 2000, 37% in 2001 and 36%
    in 2002)

Increase (decrease) due to:
Manufacturing and processing deduction                                        (645)           (1,201)              525
Non-taxable income                                                               -              (144)             (143)
Non-deductible expenses                                                         57               274               334
Higher rate on interest income                                                 133               480                 -
Lower rate on foreign exchange gain                                              -              (283)                -
Difference between combined Canadian federal and provincial
    statutory tax rate and foreign subsidiaries statutory tax
    rates                                                                        -                60            (1,101)
Reduction of Canadian federal statutory tax rate                                 -                 -               168
Effect of consolidation of subsidiaries                                          -              (276)            1,325
Tax deductions                                                                   -              (136)             (518)
Other                                                                         (144)              159               522
Change in valuation allowance                                                    -               362                 -
                                                                   -----------------  ---------------   ----------------
                                                                   $         5,298    $        8,150    $      (25,451)
                                                                   =================  ===============   ================
The provision for income taxes consist of the following:
        Current
            Canadian                                               $         5,227    $        8,416    $      (10,816)
            United States                                                       61             1,305            (1,232)
            Other                                                               43               208                (6)
                                                                   -----------------  ---------------   ----------------
                                                                             5,331             9,929           (12,054)
        Future
            Canadian                                                           (16)              940            (4,475)
            United States                                                      (17)           (2,719)           (8,694)
            Other                                                                -                 -              (228)
                                                                   -----------------  ---------------   ----------------
                                                                               (33)           (1,779)          (13,397)
                                                                   -----------------  ---------------   ----------------
                                                                   $         5,298    $        8,150    $      (25,451)
                                                                   =================  ===============   ================
Details of the company's income taxes:
    Earnings (loss) before income taxes and amortization and
        write-down of goodwill
        Canadian                                                   $        15,317    $       28,202   $       (47,431)
        United States                                                          115            (5,356)          (28,228)
        Other                                                                   87             1,086             1,874
                                                                   -----------------  ---------------   ----------------
                                                                   $        15,519    $       23,932   $       (73,785)
                                                                   =================  ===============  =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


Significant components of the company's future income tax assets and liabilities are as follows:

                                                                          AS AT AUGUST 31,
                                                               -----------------------------------------
                                                                           2001                   2002
                                                               ------------------     ------------------
Future income tax assets
    Property, plant and equipment and intangible assets        $            107       $          3,725
    Provisions and accruals                                               1,208                  1,339
    Government grants                                                       247                    206
    Deferred revenue                                                        198                      -
    Share issue expenses                                                  3,128                  1,069
    Restructuring charges                                                   930                    715
    Research and development expenses                                        86                  1,178
    Losses carried forward                                                  272                  6,904
    Other                                                                    39                      7
                                                               ------------------     ------------------

                                                                          6,215                 15,143
    Valuation allowance                                                    (362)                  (359)
                                                               ------------------     ------------------
                                                               $          5,853       $         14,784
                                                               ==================     ==================
Future income tax liabilities
    Property, plant and equipment and intangible assets        $         (8,640)      $         (4,566)
    Research and development tax credits                                   (680)                  (150)
    Provisions and accruals                                                   -                    (66)
    Government grants                                                      (310)                     -
                                                               ------------------     ------------------

                                                                         (9,630)                (4,782)
                                                               ------------------     ------------------

Future income tax assets (liabilities), net                    $         (3,777)      $         10,002
                                                               ==================     ==================

As at August 31, 2002, a company's subsidiary has accumulated losses for income tax purposes of approximately $896,000 and research and development expenses of approximately $955,000 at the provincial level for which a valuation allowance of $359,000 has been established. These losses can be carried forward against the subsidiary's future years' taxable income until 2008. These accumulated research and development expenses can be carried forward indefinitely against the subsidiary's future years' provincial taxable income.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)



16    SEGMENT INFORMATION

Management has organized the company under one operating segment, being the development, manufacturing and marketing of fiber-optic test, measurement, monitoring and automation solutions. This operating segment is composed of Portable and Monitoring products and the Industrial and Scientific products.

Product sales are detailed as follows:

                                                       YEARS ENDED AUGUST 31,
                                         ------------------------------------------------------
                                                    2000               2001              2002
                                         -----------------  ----------------- -----------------
Portable and Monitoring products         $        49,075    $        69,399   $        38,887
Industrial and Scientific products                22,564             76,614            29,443
                                         -----------------  ----------------- -----------------
                                         $        71,639    $       146,013   $        68,330
                                         =================  ================= =================

Sales to external customers by geographic region are detailed as follows:

                                                             YEARS ENDED AUGUST 31,
                                         ------------------------------------------------------
                                                    2000               2001              2002
                                         -----------------  ----------------- -----------------
United States                            $        36,139    $        72,604   $        35,129
Canada                                             8,006             12,531             3,971
Europe                                            14,503             30,568             9,539
Asia                                               6,486             19,059            12,971
South America                                      2,221              5,838             2,581
Other                                              4,284              5,413             4,139
                                         -----------------  ----------------- -----------------
                                         $        71,639    $       146,013   $        68,330
                                         =================  ================= =================

Sales have been allocated to geographic regions based on the country of residence of the related customers. During 2002, the company derived 10.2% of its sales ($6,965,000) from one customer. The three most significant customers represented 15.4% of sales for that same year. During 2000 and 2001, there were no customers from which 10% or more of total sales were derived.

Long-lived assets by geographic region are detailed as follows:


                                             AS AT AUGUST 31,
                                  -----------------------------------------
                                              2001                   2002
                                  ------------------     ------------------
United States                     $        171,450       $         16,141
Canada                                     119,932                 44,145
                                  ------------------     ------------------
                                  $        291,382       $         60,286
                                  ==================     ==================

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


17      EARNINGS (LOSS) PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted earnings per share calculations:

                                                                   YEARS ENDED AUGUST 31,
                                                     ------------------------------------------------------
                                                                2000               2001              2002
                                                     -----------------  ----------------- -----------------
Basic weighted average number of shares
     outstanding (000's)                                      39,951             53,014            60,666
Conversion of preferred shares Series I                           26                  -                 -
Stock options                                                    109                231                31
Restricted stock awards                                            -                250               269
                                                     -----------------  ----------------- -----------------
Diluted weighted average number of shares
     outstanding (000's)                                      40,086             53,495            60,966
                                                     =================  ================= =================
Stock options excluded from the calculation of
    diluted earnings per share because the
    exercise price was greater than the average
    market price of the common shares (000's)                      -                953             2,734
                                                     =================  ================= =================

The diluted loss per share for the years ended August 31, 2001 and 2002, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards was not included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.


18       FINANCIAL INSTRUMENTS

SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

                                                                                         AS AT AUGUST 31,
                                                                              -----------------------------------------
                                                                                          2001                   2002
                                                                              ------------------     ------------------
Commercial paper denominated in Canadian dollars, bearing interest at                   52,000                 40,553
    annual rates of 4.35% to 4.60% in 2001 and 2.61% to 2.93% in 2002, maturing on different dates between September 2001 and November
    2001 in 2001 and September 2002 and November 2002 in 2002                 $                      $
Mutual fund denominated in Canadian dollars                                             14,861                      -
                                                                              ------------------     ------------------

                                                                              $         66,861       $         40,553
                                                                              ==================     ==================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

FAIR VALUE

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt are financial instruments whose fair values approximate their carrying values.

The fair value of short-term investments, determined based on market value, amounted to $66,861,000 and $40,553,000 as at August 31, 2001 and 2002,
respectively.

CREDIT RISK

Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality corporations. The company's cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Due to the geographic distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $893,000 and $520,000 as at August 31, 2001 and 2002, respectively.

INTEREST RATE RISK

As at August 31, 2002, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents                             Non-interest bearing
Short-term investments                                  As described above
Accounts receivable                                   Non-interest bearing
Accounts payable and accrued liabilities              Non-interest bearing
Long-term debt                                     As described in note 10

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

FORWARD EXCHANGE CONTRACTS

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2001 and 2002, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                               WEIGHTED AVERAGE
                                                  CONTRACTUAL       CONTRACTUAL
                                                      AMOUNTS     FORWARD RATES
                                              ----------------  ---------------

As at August 31, 2001
    September 2001 to August 2002             $        15,200            1.4969
    September 2002 to February 2003                     1,800            1.5184
As at August 31, 2002
    September 2002 to August 2003             $         6,400            1.5464
    September 2003 to June 2004                         2,200            1.5679

As at August 31, 2001 and 2002, these contracts generated deferred unrealized losses of US$533,000 and US$39,000, respectively, which have not been reflected in the statements of earnings.


19       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S.
GAAP). Additional significant disclosures required under U.S. GAAP have also been provided in the accompanying financial statements and notes. The following summarizes the significant differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP not already provided in the accompanying financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM WITH U.S. GAAP

The following summary sets out the significant differences betwen the company's reported net earnings (loss) and net earnings (loss) per share under Canadian GAAP and as compared to U.S. GAAP:

                                                                                 YEARS ENDED AUGUST 31,
                                                                   ------------------------------------------------------
                                                                              2000             2001              2002
                                                                   -----------------  ----------------- -----------------
Net earnings (loss) for the year in accordance with
    Canadian GAAP                                                  $         9,924    $     (15,294)    $    (308,524)
Non-cash stock-based compensation costs related to stock
    option plan                                             a)              (1,464)            (954)               49
Non-cash stock-based compensation costs related to stock
    purchase plan                                           a)                (538)            (477)             (661)
Non-cash stock-based compensation costs related to
    restricted stock award plan                             a)                   -           (3,481)           (3,038)
Unrealized gains on forward exchange contracts              c)                   -               97               444
Future income taxes on forward exchange contracts           c)                   -               20              (212)
Future income taxes on acquired in-process research and
    development                                             d)                   -             (936)             (444)
Amortization of intangible assets                           e)                   -                -               239
Future income taxes on amortization of intangible assets    e)                   -                -               (80)
Amortization of goodwill                                    d), e)               -           (8,453)           (9,263)
Write-down of goodwill and intangible assets                e)                   -                -           (62,557)
Future income taxes on write-down of intangible assets      e)                   -                -            (1,154)
                                                                   -----------------  ----------------- -----------------

Net earnings (loss) for the year in accordance with U.S.
    GAAP                                                                     7,922          (29,478)         (385,201)
Other comprehensive income (loss)
Foreign currency translation adjustments                    b)               1,555           (9,888)             (521)
Unrealized holding gains on available-for-sale securities,
    net of related future income taxes                      f)                  37                  -                 -
Reclassification of holding gains on available-for-sale
    securities included in net earnings (loss), net of
    related future income taxes                             f)                 (36)             (37)                -
                                                                   -----------------  ----------------- -----------------

Comprehensive income (loss)                                        $         9,478    $     (39,403)    $    (385,722)
                                                                   =================  ================= =================
Basic and diluted net earnings (loss) per share in
    accordance with U.S. GAAP                               g)     $          0.20    $       (0.56)    $       (6.35)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


SHAREHOLDERS' EQUITY

As a result of the aforementioned adjustments to net earnings (loss), significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

SHARE CAPITAL

                                                                                    AS AT AUGUST 31,
                                                                 --------------------------------------------------------
                                                                            2000                2001               2002
                                                                 -----------------   ----------------   -----------------
Share capital in accordance with Canadian GAAP                   $       198,459     $       429,995    $       489,611
Stock-based compensation costs related to stock
    purchase plan                                     a), h)
    Current year                                                           2,647                (150)               (64)
    Cumulative effect of prior years                                          45               2,692              2,542
Reclassification from other capital upon exercise of
    restricted stock awards                                                    -                   -              3,270
Shares issued upon business combinations              d)                       -              65,584             65,584
                                                                 -----------------   ----------------   -----------------
Share capital in accordance with U.S. GAAP                       $       201,151     $       498,121    $       560,943
                                                                 =================   ================   =================

DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                    AS AT AUGUST 31,
                                                                 --------------------------------------------------------
                                                                            2000                2001               2002
                                                                 -----------------   ----------------   -----------------
Deferred stock-based compensation costs in accordance                                                                 -
    with Canadian GAAP                                           $             -     $             -    $
Stock-based compensation costs related to stock-based
    compensation plans                                a), h)
    Current year                                                         (21,396)             (8,145)                 -
    Cumulative effect of prior years                                         (35)            (19,429)            (7,968)
Amortization for the year                                                  2,002               4,912              4,698
Reduction of stock-based compensation costs                                    -              14,694                403
                                                                 -----------------   ----------------   -----------------
Deferred stock-based compensation costs in accordance
    with U.S. GAAP                                               $       (19,429)    $        (7,968)   $        (2,867)
                                                                 =================   ================   =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


OTHER CAPITAL

                                                                                    AS AT AUGUST 31,
                                                                 --------------------------------------------------------
                                                                            2000                2001               2002
                                                                 -----------------   ----------------   -----------------
Other capital in accordance with Canadian GAAP                   $             -     $             -    $             -
Stock-based compensation costs related to stock-based
    compensation plans                                a), h)
    Current year                                                          18,749               8,145                  -
    Cumulative effect of prior years                                           -              18,749             12,350
Reduction of stock-based compensation costs                                    -             (14,544)            (1,387)
Reclassification to share capital upon exercise of
    restricted stock awards                                                    -                   -             (3,270)
                                                                 -----------------   ----------------   -----------------
Other capital in accordance with U.S. GAAP                       $        18,749     $        12,350    $         7,693
                                                                 =================   ================   =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


RETAINED EARNINGS (DEFICIT)

                                                                                    AS AT AUGUST 31,
                                                                 --------------------------------------------------------
                                                                            2000                2001               2002
                                                                 -----------------   ----------------   -----------------
Retained earnings (deficit) in accordance with
    Canadian GAAP                                                $         6,980     $        (8,314)   $      (316,838)
Stock-based compensation costs related to stock-based
    compensation plans                                a)
    Current year                                                          (2,002)             (4,912)            (3,650)
    Cumulative effect of prior years                                         (10)             (2,012)            (6,924)
Unrealized gains on forward exchange contracts, net
    of related future income taxes                    c)
    Current year                                                               -                 117                232
    Cumulative effect of prior years                                           -                   -                117
Future income taxes on acquired in-process research
    and development                                   d)
    Current year                                                               -                (936)              (444)
    Cumulative effect of prior years                                           -                   -               (936)
Write-down of goodwill and intangible assets          e)
    Current year                                                               -                   -            (62,557)
Future income taxes on write-down of intangible assetse)
    Current year                                                               -                   -             (1,154)
Amortization of intangible assets                     e)
    Current year                                                               -                   -                239
Future income taxes on amortization of intangible
assets                                                e)
    Current year                                                               -                   -                (80)
Amortization of goodwill                              d), e)
    Current year                                                               -              (8,453)            (9,263)
    Cumulative effect of prior years                                           -                   -             (8,453)
Change in reporting currency                          b)
    Cumulative effect of prior years                                       1,016               1,016              1,016
                                                                 -----------------   ----------------   -----------------
Retained earnings (deficit) in accordance with
    U.S. GAAP                                                    $         5,984     $       (23,494)   $      (408,695)
                                                                 =================   ================   =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                            YEARS ENDED AUGUST 31,
                                                             --------------------------------------------------------
                                                                        2000                2001               2002
                                                             -----------------   ----------------   -----------------
Foreign currency translation adjustments          b)
    Balance - Beginning of year                              $        (1,016)    $           539    $        (9,349)
    Change during the year                                             1,555              (9,888)              (521)
                                                             -----------------   ----------------   -----------------
    Balance - End of year                                                539              (9,349)            (9,870)
                                                             -----------------   ----------------   -----------------
Unrealized holding gains on available-for-sale
    securities, net of future income taxes        f)
    Balance - Beginning of year                                           36                  37                  -
    Unrealized gains arising during the year, net
        of related future income taxes                                    37                   -                  -
    Reclassification adjustment for amounts
        included in net earnings (loss), net of
        related future income taxes                                      (36)                (37)                 -
                                                             -----------------   ----------------   -----------------
    Balance - End of year                                                 37                   -                  -
                                                             -----------------   ----------------   -----------------
Accumulated other comprehensive income (loss)                $           576     $        (9,349)   $        (9,870)
                                                             =================   ================   =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

BALANCE SHEETS

The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                   AS AT AUGUST 31, 2001                   AS AT AUGUST 31, 2002
                                         --------------------------------------- ----------------------------------------
                                              AS REPORTED          U.S. GAAP          AS REPORTED            U.S. GAAP
Intangible assets                e)
    Cost                                 $         55,044   $         55,044     $         37,927     $         30,301
    Accumulated amortization                       (9,974)            (9,974)             (21,463)             (17,030)
                                         ------------------ -------------------- -------------------- -------------------
                                         $         45,070   $         45,070     $         16,464     $         13,271
                                         ------------------ -------------------- -------------------- -------------------
Goodwill                         d), e)
    Cost                                 $        250,497   $       315,547      $         87,025     $        92,747
    Accumulated amortization                      (31,325)          (39,762)              (69,449)            (87,251)
                                         ------------------ -------------------- -------------------- -------------------
                                         $        219,172   $       275,785      $         17,576     $         5,496
                                         ================== ==================== ==================== ===================
Shareholders' equity
    Share capital                a), d), $        429,995   $       498,121      $        489,611     $       560,943
                                 h)
    Contributed surplus                             1,457             1,457                 1,487               1,487
    Cumulative translation
        adjustment               b)                (8,333)                -                (8,854)                  -
    Deferred stock-based
        compensation costs       a), h)                 -            (7,968)                    -              (2,867)
    Other capital                a)                     -            12,350                     -               7,693
    Deficit                      a), b),           (8,314)          (23,494)             (316,838)           (408,695)
                                 c), d),
                                 e)
Accumulated other comprehensive
    loss                         b), f)                 -            (9,349)                    -              (9,870)
                                         ------------------ -------------------- -------------------- -------------------
                                         $        414,805   $       471,117      $        165,406     $       148,691
                                         ================== ==================== ==================== ===================

STATEMENTS OF CASH FLOWS

For the years ended August 31, 2000, 2001 and 2002, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

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

STOCK OPTION PLAN

In accordance with APB 25, the company's stock option plan was considered to be a variable plan until October 10, 2000. As a result of the amendment to the stock option plan described in note 13, the performance criterion was removed and the number of shares to be issued under the plan was fixed and the company recorded, in 2001, a net reduction of the compensation cost and deferred compensation cost previously recognized of $467,000 and $14,544,000, respectively. Compensation cost under this plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years.

RESTRICTED STOCK AWARD PLAN

Under APB 25, compensation cost related to the restricted stock award plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price, which is nil. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period.

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

Under Canadian GAAP, the statement of earnings for the year ended August 31, 1999, was translated into US dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenues and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rate for the year ended August 31, 1999, was US$1.00 = Cdn$1.5068. The exchange rate as at August 31, 1999, was US$1.00 = Cdn$1.4958.

As a result, a permanent difference of $1,016,000 has been created on September 1, 1999, affecting the cumulative translation adjustment and the retained earnings under both Canadian GAAP and U.S. GAAP.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


c)       FORWARD EXCHANGE CONTRACTS

On September 1, 2000, the company prospectively adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and its amendments (SFAS 138), which require all derivatives to be carried on the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the years ended August 31, 2001 and 2002; accordingly, changes in the fair value of the derivatives have been charged to earnings during these years.

Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualified for hedge accounting and any unrealized gains or losses were deferred and recognized in the statement of earnings upon settlement of the related transactions.

d)       BUSINESS COMBINATIONS

Under Canadian GAAP, until June 30, 2001, the value of shares issued upon a business combination was determined based on the market price of the shares over a reasonable period of time before and after the date of acquisition while under U.S. GAAP, the value of shares was determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

Consequently, the measurement dates of the acquisitions of EXFO Burleigh and EXFO Photonic Solutions for U.S. GAAP purposes occurred on December 14, 2000 and on March 6, 2001, respectively, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was $31.09 and $25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to $244,198,000 ($189,270,000 under Canadian GAAP) for EXFO Burleigh and $120,802,000 ($110,146,000 under Canadian GAAP) for EXFO Photonic Solutions, thus increasing share capital and goodwill under U.S. GAAP.

However, since July 1, 2001, the shares issued upon a business combination are valued under Canadian GAAP using the same method as used under U.S. GAAP.

Furthermore, under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process. As at August 31, 2001 and 2002, in-process research and development recorded under Canadian GAAP was fully amortized.

e)       WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

Under U.S. GAAP, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction shall be included as part of the assets grouping in determining recoverability. The intangible

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

assets tested for recoverability in 2002 were acquired in business combinations accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the impaired intangible assets. Intangible assets were then written down to their fair value.

The fair value of intangible assets was determined based on discounted future cash flows. The cash flows periods used were ten and eleven years, using annual growth rates ranging between 10% and 30% and discount rates between 15% and 18%. The assumptions supporting discounted cash flows, including the cash flow periods, the annual growth rates and the discount rates, reflect management's best estimates. The discount rates were based upon the company's weighted average cost of capital as adjusted for the risks associated with operations.

The unallocated portion of goodwill was tested for recoverability at the subsidiaries' level based on the related pre-tax undiscounted future cash flows using the same assumptions and methodology as used for Canadian GAAP purposes.

Under U.S. GAAP, the company recorded a charge of $281,278,000 to write down a significant portion of goodwill and a pre-tax charge of $27,105,000 to write down a significant portion of acquired core technology. Of the total charge of $308,383,000, $170,079,000 relates to EXFO Burleigh, $83,637,000 relates to EXFO
Photonic Solutions and $54,667,000 relates to EXFO Protocol.

Under Canadian GAAP, no allocation of goodwill is required and each asset is tested for recoverability separately based on its pre-tax undiscounted cash flows over its expected period of use.

Also, under Canadian GAAP, the impairment loss for intangible assets is measured as the difference between the carrying value and the pre-tax undiscounted future cash flows.

Finally, under U.S. GAAP, the carrying value of goodwill reviewed for impairment was $46,380,000 higher than the carrying value of the same goodwill tested under Canadian GAAP because the measurement dates used to account for the business combinations were different between Canadian GAAP and U.S. GAAP as explained in item d).

f)       SHORT-TERM INVESTMENTS

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

g)       EARNINGS (LOSS) PER SHARE

Under U.S. GAAP, the presentation of per share figures for earnings (loss) before amortization and write-down of goodwill is not permitted. In addition, under U.S. GAAP, amortization and write down of goodwill would be included in the computation of earnings from operations.

h)       SHARE CAPITAL

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

i)       NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141 requires business combinations initiated after June 30, 2001, or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001, to be accounted for using the purchase method of accounting. SFAS 141 also broadens criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles.

Under transitional provisions of SFAS 142, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., for which the acquisition date was November 2, 2001.

The company adopted SFAS 142 prospectively on September 1, 2002. Upon the adoption of this new section, goodwill recorded prior to July 1, 2001, is no longer subject to amortization. Also, under the transitional provisions of the SFAS 142, the company performed an initial impairment test to identify goodwill impairment using a fair value-based method. Under SFAS 142, a goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

Goodwill will also be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company will adopt this new standard prospectively on September 1, 2002 and its adoption will not have a significant impact on the company's financial statements.

In October 2001, the FASB issued SFAS 144 "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on or after December 15, 2001. The company will adopt this new standard prospectively on September 1, 2002, and its adoption will not have a significant impact on the company's financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". This new standard is effective for fiscal years beginning on or after May 15, 2002, or for transactions occurring after May 15, 2002 related to SFAS 13, paragraph 8 and 9 (c). This statement rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Funds Requirements". This Statement also rescinds SFAS 44 "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS 13 "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The company will adopt this new standard prospectively on September 1, 2002, and its adoption will not have a significant impact on the company's financial statements.

In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity". This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement specifies that a liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability in SFAS 6 is met. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The company will adopt this new standard prospectively on January 1, 2003, and has not yet assessed the impact of its adoption.

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

The following unaudited pro forma information reflects the results of operations as if the 2002 acquisition had been completed on September 1, 2001 and 2000; the 2001 acquisitions had been completed on September 1, 2000.

Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                                                       YEARS ENDED AUGUST 31,
                                                   --------------------------
                                                        2001            2002
                                                   -----------    -----------
                                                           (UNAUDITED)

Sales                                              $ 166,083      $  683,371
Net loss                                           $ (63,203)     $ (385,870)
Basic and diluted net loss per share               $   (1.03)     $    (6.29)


ACCOUNTING FOR STOCK-BASED COMPENSATION

Under U.S. GAAP, the company has elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, "Accounting for Stock-Based Compensation", the company is required to make pro forma disclosures of net earnings (loss), basic and diluted net earnings (loss) per share as if the fair value-based method of accounting had been applied.

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                                                YEARS ENDED AUGUST 31,
                                    --------------------------------------------
                                           2000              2001           2002
                                    --------------  ----------------  ----------
Risk-free interest rate                   6.04%             5.36%          4.50%
Expected volatility                         75%               75%            80%
Dividend yield                              Nil               Nil            Nil
Weighted average expected life        32 months         33 months      40 months

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)

If the fair value-based method had been used to account for stock-based compensation costs related to stock options and stock awards issued to employees, the net earnings (loss) and related net earnings (loss) per share figures under U.S. GAAP would be as follows:

                                                                   YEARS ENDED AUGUST 31,
                                                    ---------------------------------------------------
                                                             2000             2001               2002
                                                    ---------------- ----------------   ---------------
Pro forma net earnings (loss) for the year          $       8,939    $     (39,109)     $    (390,831)
Pro forma basic and diluted net earnings
    (loss) per share                                $        0.22    $       (0.74)     $       (6.44)

The following table summarizes the stock-based compensation costs for options outstanding based on the fair value-based method:

                              STOCK-BASED COMPENSATION COSTS FOR THE YEARS ENDED
                                                  AUGUST 31,
                              --------------------------------------------------
                                     2000               2001               2002
                              ---------------   ---------------    -------------
EXERCISE PRICE

     $2.59                    $         -       $          -       $          1
     $5.65                              -                  -                 54
     $9.13 to $12.69                    -                  -              2,631
     $19.19 to $27.80                 447              6,636              1,815
     $34.07 to $45.94                   -              2,902              1,076
     $56.75                             -              1,047                  4
                              ---------------   ---------------    -------------
                              $       447       $     10,585       $      5,581
                              ===============   ===============    =============

These options will generate aggregate stock-based compensation costs of $26,589,000 over their vesting periods. As at August 31, 2002, the deferred stock-based compensation costs amount to $9,976,000 and will be charged to expense over the next four years. For the years ended August 31, 2000, 2001 and 2002, the weighted average fair value of options amounted to $15.07, $14.64 and $9.19, respectively.

As of August 31, 2002, none of the vested options has been exercised. As of August 31, 2002, the market price of the company's common shares was $2.13.


20       SUBSEQUENT EVENTS

On September 3, 2002, EXFO acquired a building from a company owned by the President of the company for a cash consideration of $930,000. This transaction was measured at the exchange amount since it was not in the normal course of operations, the change in ownership interest in the building was substantive and the exchange amount was supported by independent evidence.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


On September 5, 2002, the company entered into an agreement to acquire substantially all the assets of gnubi communications, L.P., a U.S. company which supplies multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers and research and development laboratories. This acquisition is expected to be settled for a total consideration ranging between $4,300,000 and $7,200,000. The consideration paid will consist of $1,800,000 in cash, $2,500,000 by the issuance of subordinate voting shares and a cash contingent consideration based on sales volume for 2003. This acquisition will be accounted for using the purchase method. This acquisition is expected to be closed in the first quarter of 2003.

INDEX TO EXHIBITS

NUMBER                      EXHIBIT
------                      -------
 1.1 Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 1.2         Amended By-laws of EXFO.

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

 4.1 Agreement of Merger and Plan of Reorganization, dated as of November 4, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewki, William G. May, Jr., David
             J. Farrell and William S. Gornall (incorporated by reference to
             Exhibit 4.1 of EXFO's annual report on Form 20-F dated January 18,
             2001)

 4.2 Amendment No. 1 to Agreement of Merger and Plan of Agreement, dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewski, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.2 of EXFO's annual report on Form 20-F dated January 18, 2001).

 4.3 Agreement of Merger, dated as of August 20, 2001, by and among EXFO, Buyer Sub, and Avantas Networks Corporation and Shareholders of Avantas Networks corporation (incorporated by reference to Exhibit 4.3 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.4 Amendment No. 1 dated as of November 1, 2002 to Agreement of Merger, dated as of August 20, 2001, by and among EXFO, 3905268 Canada Inc., Avantas Networks Corporation and Shareholders of Avantas Networks (incorporated by reference to Exhibit 4.4 of EXFO's annual report on Form 20-F dated January 18, 2002).

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

 4.7 Amendment Number One, dated as of March 15, 2001, to Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit
             4.2 of EXFO's Registration Statement on Form F-3, File No. 333-65122).

 4.8 Share Purchase Agreement, dated as of November 2, 2001 between JDS Uniphase Inc. and 3905268 Canada Inc. (incorporated by reference to Exhibit 4.8 of EXFO's annual report on Form 20-F dated January 18, 2002).

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

 4.13 Lease renewal of the existing leases between 9080-9823 Quebec inc. and EXFO, dated November 30, 2001(incorporated by reference to Exhibit 4.13 of EXFO's annual report on Form 20-F dated January 18, 2002).

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

 4.18 Term Loan Offer, dated March 28, 2000, among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit
             10.11 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.19 Sale Agreement, dated September 1, 1999, between EXFO and GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.14 of EXFO's Registration Statement on Form F-1, File No.
             333-38956).

 4.20 Purchase Agreement to acquire a building dated June 7, 2000, between EXFO and Groupe Mirabau inc. (incorporated by reference to Exhibit 10.16 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.21 Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.22 Employment Agreement of Bruce Bonini dated as of September 1, 2000 (incorporated by reference to Exhibit 4.24 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.23 Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000 (incorporated by reference to Exhibit 4.25 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.24 Employment Agreement of David J. Farrell dated as of December 20, 2000 (incorporated by reference to Exhibit 4.26 of EXFO's annual report on Form 20-F dated January 18, 2002).

 4.25 Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.26        Stock Option Plan, dated May 25, 2000 (incorporated by Reference to
             Exhibit 10.7 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.27        Share Plan, dated April 3, 2000 (incorporated by reference to
             Exhibit 10.8 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.28        Directors' Compensation Plan (incorporated by reference to Exhibit
             10.17 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

 4.29        Restricted Stock Award Plan, dated December 20, 2000
             (incorporated by reference to Exhibit 4.21 of EXFO's annual report on Form 20-F dated January 18, 2001).

 4.30 Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel J. Ernst dated September 5, 2002.

 4.31 EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001.

 4.32 First Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2001.

 8.1 Subsidiaries of EXFO (list included in Item 4C of this annual report).

                                TABLE OF CONTENTS
                                                                            Page
PART I.         ...............................................................2
   Item 1.      Identity of Directors, Senior Management and Advisors..........2
   Item 2.      Offer Statistics and Expected Timetable........................2
   Item 3.      Key Information................................................2
   Item 4.      Information on the Company....................................19
   Item 5.      Operating and Financial Review and Prospects..................40
   Item 6.      Directors, Senior Management and Employees....................61
   Item 7.      Major Shareholders and Related Party Transactions.............76
   Item 8.      Financial Information.........................................78
   Item 9.      The Offer and Listing.........................................80
   Item 10.     Additional Information........................................80
   Item 11.     Qualitative and Quantitative Disclosures about Risk...........90
   Item 12.     Description of Securities Other than Equity Securities........91
PART II.        ..............................................................91
   Item 13.     Defaults, Dividends Arrearages and Delinquencies..............91
   Item 14.     Material Modifications to the Rights of Security Holders
                    and Use of Proceeds.......................................91
   Item 15.     [Reserved]....................................................91
   Item 16.     [Reserved]....................................................91
PART III.       ..............................................................91
   Item 17.     Financial Statements..........................................92
   Item 18.     Financial Statements..........................................92
   Item 19.     Exhibits......................................................93