Form 20-F
period 2003-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2004-01-15
CIK 1116284

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

      [_]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

      [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended August 31, 2003

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

                                400 GODIN AVENUE
                         VANIER, QUEBEC G1M 2K2, CANADA
                                 (418) 683-0211
          (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                                      None

              Securities registered or to be registeredpursuant to
                           Section 12(g) of the Act:

                     Subordinate Voting Shares, no par value

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

       As of December 15, 2003, the registrant had 25,180,783 Subordinate
                           Voting Shares outstanding.

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

                           Yes [X]              No [_]

Indicate by check mark which financial statement item EXFO has elected to follow:

                        Item 17 [_]           Item 18 [X]

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

         This annual report contains or incorporates by reference statements which constitute forward-looking statements within the meaning of the U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including those that are discussed under "Risk Factors" set forth in
Item 3D of this annual report. Assumptions relating to forward-looking statements involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


                                    PART I.
                                    -------

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The consolidated statements of earnings data for the years ended August 31, 1999 and 2000 and the consolidated balance sheets data as at August 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for each of the three years ended August 31, 2001, 2002 and 2003 and the consolidated balance sheets data as at August 31, 2002 and 2003 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

         Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a description of the significant differences between Canadian and U.S. GAAP in regard to our consolidated financial statements, see note 20 to our consolidated financial statements included elsewhere in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future period.

         The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report, and "Item 5. Operating and Financial Review and Prospects" of this annual report.

                                                                             YEARS ENDED AUGUST 31,
                                                           ----------------------------------------------------------
                                                              2003        2002        2001        2000        1999
                                                           ----------  ----------  ----------  ----------  ----------
                                                          (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales..................................................    $   61,930  $   68,330  $  146,013  $   71,639  $   42,166
Cost of sales (1)......................................        36,197      52,366      56,207      25,385      15,458
                                                           ----------  ----------  ----------  ----------  ----------
Gross margin (2).......................................        25,733      15,964      89,806      46,254      26,708
                                                           ----------  ----------  ----------  ----------  ----------

Operating expenses
Selling and administrative (1).........................        26,991      33,881      44,975      23,631      12,819
Net research and development...........................        15,879      12,782      13,601       6,402       4,315
Amortization of property, plant and equipment..........         6,139       5,932       3,559       1,451         857
Amortization of intangible assets......................         4,747      11,615       9,876          47          41
Write-down of intangible assets........................         2,922      23,657          --          --          --
Restructuring and other charges........................         4,134       2,880       3,288          --          --
                                                           ----------  ----------  ----------  ----------  ----------
Total operating expenses...............................        60,812      90,747      75,299      31,531      18,032
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) from operations........................       (35,079)    (74,783)     14,507      14,723       8,676
Interest income - net..................................         1,245       1,456       6,098       1,480         136
Foreign exchange gain (loss) ..........................        (1,552)       (458)      3,327        (684)       (506)
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) before income taxes and amortization and
    write-down of goodwill.............................       (35,386)    (73,785)     23,932      15,519       8,306
Income taxes...........................................        15,059     (25,451)      8,150       5,298       2,492
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) before amortization and write-down of
      goodwill.........................................       (50,445)    (48,334)     15,782      10,221       5,814
Amortization of goodwill...............................            --      38,021      31,076         297          --
Write-down of goodwill.................................         4,505     222,169          --          --          --
                                                           ----------  ----------  ----------  ----------  ----------
Net earnings (loss) for the year.......................    $  (54,950) $ (308,524) $  (15,294) $    9,924  $    5,814
                                                           ----------  ----------  ----------  ----------  ----------
Basic and diluted net earnings (loss) per share........    $    (0.87) $    (5.09) $    (0.29) $     0.25  $     0.14
Basic weighted average number of shares used in per
    share calculations (000's).........................        62,852      60,666      53,014      39,951      38,001
OTHER FINANCIAL DATA:
Gross research and development.........................    $   17,133  $   17,005  $   17,601  $    9,374  $    6,390
Net research and development...........................    $   15,879  $   12,782  $   13,601  $    6,402  $    4,315
Dividends per share
    Class "A" shares...................................    $       --  $       --  $       --  $     0.45  $     0.08
    Class "C" share....................................    $       --  $       --  $       --  $       --  $      340
    Class "F" shares...................................    $       --  $       --  $       --  $     0.45  $       --
AMOUNTS UNDER U.S. GAAP
Net earnings (loss) for the year.......................    $  (48,201) $ (382,893) $  (29,478) $    7,922  $    5,901
Basic and diluted net earnings (loss) per share........    $    (0.77) $    (6.31) $   (0.56)  $     0.20  $     0.15
Basic weighted average number of shares used in per
    share calculations (000's).........................        62,852      60,666      53,014      39,951      38,001
Dividends per share
    Class "A" shares...................................    $       --  $       --  $       --  $     0.45  $     0.08
    Class "C" share....................................    $       --  $       --  $       --  $       --  $      333
    Class "F" shares...................................    $       --  $       --  $       --  $     0.45  $       --


                                                                                AS AT AUGUST 31,
                                                           ----------------------------------------------------------
                                                              2003        2002        2001        2000        1999
                                                           ----------  ----------  ----------  ----------  ----------
                                                                          (IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash...................................................    $    5,366  $    9,128  $    7,729  $      729  $      423
Short-term investments.................................        52,010      40,553      66,861     162,659       1,371
Working capital (3) ...................................        76,659      91,374     130,289     194,167      12,745
Total assets...........................................       146,254     177,926     442,577     219,723      22,840
Long-term debt (excluding current portion) ............           453         564         664          16          --
Share capital..........................................       492,452     489,611     429,995     198,459          87
Shareholders' equity...................................    $  129,826  $  165,406  $  414,805  $  206,994  $   14,679
AMOUNTS UNDER U.S. GAAP
Cash...................................................    $    5,366  $    9,128  $    7,729  $      729  $      423
Short-term investments.................................        52,010      40,553      66,861     162,719       1,430
Working capital (3) ...................................        78,304      91,305     129,987     194,204      12,781
Total assets...........................................       138,905     161,314     499,436     219,760      22,899
Long-term debt (excluding current portion) ............           453         564         664          16          --
Share capital..........................................       565,291     560,943     498,121     201,151         132
Shareholders' equity...................................    $  122,477  $  150,999  $  471,117  $  207,031  $   14,715

--------------------------
(1) Certain comparative figures have been reclassified to conform to the current year's presentation.

(2) Includes inventory write-offs of $4,121, $18,463, nil, nil and nil for the years ended August 31, 2003, 2002, 2001, 2000 and 1999, respectively, and a non-recurring gain of $473 for the year ended August 31, 2003.

(3) Includes 800,000 mandatorily redeemable preferred shares with a carrying value of $543,000 as at August 31, 2000.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable.

D.       RISK FACTORS

RISKS RELATED TO OUR INDUSTRY AND BUSINESS

IF THE DOWNTURN IN THE TELECOMMUNICATIONS INDUSTRY CONTINUES TO PERSIST OR WORSENS, OR IF OPTICAL FIBER IS REPLACED BY ANOTHER MEDIUM AS THE PRIMARY SOLUTION FOR BANDWIDTH-INTENSIVE APPLICATIONS, DEMAND FOR OUR PRODUCTS MAY FURTHER DECREASE WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         The ongoing difficult environment in the global telecommunications industry has resulted in significant bankruptcies, reduced purchasing and decreased capital expenditures in the markets that we serve worldwide. Our sales and orders have been affected by this downward cycle, which is characterized by diminished product demand, excess manufacturing capacity and the erosion of average selling prices. These conditions have also caused a lack of visibility, which reduces our capacity to plan. The ultimate severity of the current downturn and how long it will last remains unknown. Any further downturn in our markets or in general economic conditions, additional bankruptcies and decreased capital expenditures, or if optical fiber is replaced by a higher-performance medium, would likely result in a further reduction in demand for our products as well as low visibility, and could harm our consolidated financial position, results of operations, cash flows and stock price.

WE HAVE ADOPTED MEASURES AND MAY ADOPT ADDITIONAL MEASURES THAT ALIGN OUR COST STRUCTURE TO EXISTING MARKET CONDITIONS. IF DEPRESSED MARKET CONDITIONS PERSIST, IT COULD HAVE MATERIAL ADVERSE, LONG-TERM EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         In June 2001, we re-aligned our cost structure to market conditions by implementing various measures including postponement of plans to build a new facility in the Quebec Metro High-Tech Park, termination of non-core operations at a subsidiary that specialized in manufacturing fiber-optic temperature sensors, and a 15% workforce reduction. In December 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the further reduction of our workforce by 10%.

         In May 2002, we reduced our global workforce by an additional 20% and definitively cancelled our plans to build the new facility. In June 2003, we further reduced our workforce by 30%, streamlined the number of our production facilities and exited the optical component manufacturing automation business. We also reorganized our business under two new divisions - Telecom Division and Photonics and Life Sciences Division - to better serve our diverse customer base and maximize shareholders value. If we do not ensure a smooth transition from our former business structure to our new one, it could have a material adverse effect on our business, results of operations and financial condition.

         These and, if needed, subsequent measures could have material adverse, long-term effects on our business, results of operations and financial condition if we deplete our pool of highly qualified personnel or are unable to retain key personnel; if we are unable to sustain sufficient research and development efforts for the launch of new products; if we are unable to meet the needs of our customers; and if we are not capable of ramping up manufacturing when market conditions improve. In addition, if we fail to adopt and implement adequate and pertinent measures on a timely basis to align our cost structure to further possibly declining market conditions, it could have a materially adverse, long-term effect on our business, results of operations and financial condition.

WE MAY MAKE MISJUDGMENTS IN OUR STRATEGIC PLANNING THAT COULD HAVE MATERIAL ADVERSE EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We devise a strategic business plan on an annual basis. Such strategic plan is based on market research and analysis relating to future market trends and demands. In our strategic plans, we have made, and will continue to make, judgments based on our analysis of future market trends and demands which may involve, for example, substantial investments by us in the development of new product lines or the diversification of our activities, either organically or through acquisitions. These strategies involve numerous risks, including:

         o        unanticipated costs or liabilities;
         o        diversion of management's attention from our core business;
         o risks associated with entering markets in which we have no or limited prior experience.

IF CUSTOMERS FAIL TO MEET THEIR FINANCIAL COMMITMENTS TO US, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         With the continuing economic slowdown, some of our customers are experiencing, or may experience, serious cash flow problems. Consequently, we have had customers who delayed payment or were not able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to order products would result in decreased revenues for us. We attempt to reduce the possibility of large outstanding bills remaining unpaid by carrying out credit checks on customers and by having a diversified customer base. For example, no customer represented more than 9.2% of our sales in fiscal 2003. However, there is no assurance that such measures will reduce our exposure to customer credit risks. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

WE MUST CONTINUE TO OVERCOME SIGNIFICANT COMPETITION IN OUR TARGETED INDUSTRIES IN ORDER TO GAIN MARKET SHARE AND ACHIEVE OUR GROWTH STRATEGY.

         The market for our primary business activity, designing, manufacturing and marketing telecommunications test and measurement equipment, is rapidly evolving and is marked by intense competition and technical innovation. Likewise, the market for our selected photonics and life sciences solutions is very competitive. We anticipate the pace of change will accelerate for our targeted industries in the future. We expect new competitors to emerge or current competitors to consolidate, as the markets for telecommunications test and measurement equipment as well as photonics and life sciences solutions evolve in response to technical innovations and economic conditions. Our sales objective of 10% growth in fiscal 2004 largely depends on our ability to gain market share by increasing sales of current products, introducing new products and product enhancements, and exploiting new markets.

         In fiscal 2002 and 2003, we acquired technologies that enabled us to expand into protocol-layer testing and, thereby, almost double the addressable market for our Telecom Division. This new market brings additional competition. Moreover, our competitors may have more experience operating in this market and be better established with customers in this sector. Some of our current and potential competitors are test and measurement manufacturers who complement their broad range of products with telecommunications test and measurement equipment. Major competitors, such as Acterna Corporation, Agilent Technologies Inc., ANDO Corporation, Anritsu Corporation, IXIA, NetTest, Sunrise Telecom Inc. and Tektronix, Inc., may have greater financial, technical and/or marketing resources than us. Consequently, these competitors may be able to devote greater resources to the development, marketing, sale and support of their products. They also may be better positioned than we are to acquire companies and new technologies that would potentially displace our products or render them obsolete. We cannot predict whether current or future competitors will develop or market products that offer higher performance, more features, or are more cost-effective than our current or future products. To remain competitive and achieve our growth strategy, we must increase our sales and develop cost-effective products and product enhancements that offer higher performance and more functionality, in current and new sectors, so that we can increase our market share. Our failure to do so may harm our business, results of operations and financial condition.

WE HAVE FACED PRICING PRESSURE ON OUR EXISTING PRODUCTS AND EXPECT THAT THIS PRESSURE WILL CONTINUE. IF WE DO NOT CONTROL OUR MANUFACTURING COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER MARGINS, OUR GROSS MARGINS WILL NOT INCREASE AND OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

         We have implemented several measures to improve our gross margin to at least 50% of total sales in fiscal 2004. However, reduced demand for telecommunications test and measurement equipment, coupled with increased competitiveness in this industry, will likely result in a continuing downward pressure on average selling prices, which may in turn negatively affect our gross margins. Pricing pressure can result from a number of factors such as:

         o        increased competition for business;

         o        reduced demand;

         o        limited number of potential customers;

         o        competition from companies with lower production costs;

         o        introduction of new products by competitors;

         o        greater economies of scale for higher-volume competitors;

         o        resale of used equipment; and

         o equipment sales resulting from manufacturing and rental company bankruptcies.

         In addition, gross margins may also be negatively affected by increased cost of raw materials as well as obsolescence and excess costs in product mix and under-absorption of fixed manufacturing costs.

         As pricing pressure will likely continue to affect our existing products, we may have to increase the number of units sold to maintain our existing sales levels. If we are unable to increase our sales levels, lower our manufacturing costs, or introduce new products with higher margins, our gross margins may decline and our operating results may suffer.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF OUR FUTURE PERFORMANCE.

         Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include research and development, selling and administrative, and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include:

         o the length of the product sales cycle for certain of our products, especially those that are higher priced and more complex;

         o the timing of the introduction and market acceptance of new products by us, our competitors;

         o our ability to sustain product volumes and high levels of quality across all product lines;

         o        the timing of shipments for large orders; and

         o        the effect of potential seasonality in sales.

         Our sales and operating results could also be affected by the following factors, some of which we have little or no control over:

         o fluctuating demand for telecommunications test and measurement equipment as well as photonics and life sciences solutions;

         o changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;

         o        order cancellations or rescheduled delivery dates;

         o        pricing changes by our competitors or suppliers;

         o customer bankruptcies and difficulties in collecting accounts receivable;

         o the level of used telecommunications test and measurement equipment available for resale;

         o        restructuring charges; and

         o        general economic conditions.

         In addition, we may in the future choose to reduce prices, increase spending, or modify our product portfolio in response to actions by competitors or as an effort to pursue new market opportunities. These actions may also adversely affect our business and operating results and may cause our quarterly results to be lower than the results of previous quarters. Due to these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

AS OUR CUSTOMERS CONSOLIDATE, THEY MAY REDUCE OR HALT PURCHASES OF OUR PRODUCTS, WHICH WOULD HARM OUR SALES AND OPERATING RESULTS.

         Consolidation in the telecommunications industry could reduce the number of customers to whom our products are sold. Some of our customers have been subject to consolidation and could obtain products from a vendor other than us, or demand more favorable terms and conditions from us, which would harm our sales and operating results. In addition, some customers may merge with or acquire our competitors and discontinue their relationships with us.

WE DEVOTE CONSIDERABLE TIME AND RESOURCES TO SECURING NEW CUSTOMERS AND IMPROVING SALES TO EXISTING CUSTOMERS. IF WE ARE UNSUCCESSFUL, OUR FUTURE OPERATING RESULTS MAY SUFFER.

         The long sales cycle for some of our products may cause our sales and operating results to vary significantly from period to period. Many of our products are complex, and customers for these products may require substantial time to make purchase decisions. Some customers perform exhaustive evaluations and testing of new instruments --and require us to carry out extensive product demonstrations--before purchasing them. The period of time between our initial contact with a customer and the receipt of a purchase order may span a year or more. If we are unable to satisfy customer demands, considerable resources would have been expended without deriving corresponding sales. In addition, some of our customers and potential customers require that a bidding process be followed or that our products be pre-approved. Both of these situations involve inherent risks over which we have little control; for example, missing the approval opportunity or unsuccessful pricing.

OUR CUSTOMERS ARE NOT OBLIGATED TO BUY MATERIAL AMOUNTS OF OUR PRODUCTS AND MAY CANCEL OR DEFER PURCHASES ON SHORT NOTICE.

         Our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalties. Accordingly, sales for a particular period are difficult to predict. Decreases in purchases, cancellations of purchase orders, or deferrals of purchases may have a material adverse effect on our operating results, particularly if we do not anticipate them.

WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY INTEGRATE THE BUSINESSES, PRODUCTS, TECHNOLOGIES OR PERSONNEL OF OUR RECENT AND FUTURE ACQUISITIONS, WHICH MAY HARM OUR BUSINESS.

         Mergers and acquisitions of high-technology businesses are inherently risky. For our past and future transactions to be successful, we must appropriately integrate the businesses, products, technologies and personnel already acquired as well as those of any future acquisitions--with our own business, product portfolios and personnel--in a manner that anticipates or responds to new technological developments and customer requirements on a timely basis. In addition, we must coordinate the operations and product portfolios of newly acquired companies with our own and manage all aspects of geographically dispersed operations. Integration requires the dedication of management resources, which may distract their attention from our day-to-day business and operations. If we fail to integrate the companies quickly and efficiently, we may not be able to realize the benefits that we expect from these transactions and may be required to shut down, rationalize or exit such activities.

         We cannot guarantee that any recent or future acquisition will achieve anticipated net sales and profits. In May 2002, as part of our review of financial results and due to the continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries, and the decline in technology valuations, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic and EXFO Protocol. We concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a US$222.2 million write-down of goodwill and a US$23.7 million write-down of acquired core technology, which had a negative impact on our reported earnings. In May 2003, we carried out a similar assessment, resulting in an impairment charge of US$4.5 million for goodwill and US$2.9 million for acquired core technology. Further write-downs may become necessary in the future.

         All of these factors could materially harm our business, results of operations and financial condition.

         We may not be able to make the necessary acquisitions needed for the development of our business and any acquisition we make could disrupt our business and harm our financial condition.

         We intend to seek acquisitions of businesses, products and technologies that are complementary to ours or that will increase or expand our markets. There can be no assurance that we will ultimately make any such acquisition. The consolidation of our competitors may improve their capacity to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price or our cash position at the time of the acquisition may affect our ability to complete an acquisition.

         We have made strategic acquisitions in the past and we intend to continue making acquisitions of businesses, products and technologies as part of our overall growth strategy. In the event of any future acquisition, we could:

         o issue shares that would dilute individual shareholder percentage ownership;

         o        incur debt;

         o        assume liabilities and commitments;

         o incur expenses related to amortization of additional intangible assets; or

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

IF WE FAIL TO PREDICT OUR SUPPLY REQUIREMENTS ACCURATELY, WE WILL HAVE EXCESS INVENTORY OR INSUFFICIENT INVENTORY, EITHER OF WHICH COULD CAUSE US TO INCUR ADDITIONAL COSTS AND/OR EXPERIENCE MANUFACTURING DELAYS.

         We provide non-binding forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our forecasted requirements, we may have excess inventory, which could harm our relationships with our suppliers due to reduced future orders, increase our costs and require inventory write-offs. In the fiscal year ended August 31, 2002, we recorded inventory write-offs totaling US$18.5 million for excess and obsolete inventories. We recorded an additional US$4.1 million for excess and obsolete inventories in fiscal 2003. If we underestimate our requirements, we may have an inadequate inventory of parts, which could interrupt manufacturing of our products and result in shipment delays. In addition, lead times for materials and parts that we order may be long and depend on factors such as the procedures of, or supply terms with, a specific supplier and demand for each part at a given time.

WE DEPEND ON A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts, designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change manufacturers in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of and willing to meet our needs on terms that we would find acceptable. Consolidation involving suppliers could further reduce the number of alternatives available to us and affect the cost of parts, which would make our products less competitive and result in lower margins.

IF WE ARE UNABLE TO ADAPT TO CURRENT AND FUTURE CHANGES IN TECHNOLOGY OR IF WE ARE UNABLE TO INTRODUCE NEW AND ENHANCED PRODUCTS ON A TIMELY BASIS, OUR PRODUCTS MAY BECOME OBSOLETE, WHICH COULD PREVENT US FROM ACHIEVING OUR GROWTH STRATEGY AND ADVERSELY AFFECT OUR OPERATING RESULTS.

         The industries that we target are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead-time. The success of our new product introductions will depend on several factors, including our ability to:

         o        properly identify customer needs;

         o        innovate and develop new products;

         o        gain timely market acceptance for new products;

         o manufacture and deliver our new products on time and in sufficient volume;

         o        price our products competitively; and

         o        anticipate competitors' announcements of new products.

         In addition, failure to do so could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

OUR PRODUCTS MAY HAVE UNFORESEEN DEFECTS THAT COULD HARM OUR REPUTATION, IMPEDE MARKET ACCEPTANCE OF OUR PRODUCTS AND NEGATIVELY IMPACT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         As a result of their complexity, our products may contain undetected software or hardware defects, inaccurate calibration or compatibility problems or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions or that customized products meet customer sign-off acceptance requirements. If we are unable to fix defects or other problems or meet custom requirements, we could experience, among other things:

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

OUR PRODUCTS MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY REQUIREMENTS THAT COULD INCREASE OUR COSTS AND REDUCE OUR MARKET SHARE.

         Our products are designed to conform to the regulatory requirements of the countries in which they are marketed. In the event that the technical regulations applicable in a given country are in any way changed, we may be required to modify, redesign or recall some or all of our products in order to continue participating in that market. These changes may prove costly and time-consuming and could create technical advantages for products marketed by our competitors. We cannot assure that our products will continue to meet evolving standards in the future. In addition, failure to comply, or delays in compliance with such regulatory requirements or delays in receipt of certifications, could delay the introduction of new products or cause our existing products to become obsolete.

IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY, THE EXPECTED GROWTH OF OUR BUSINESS MAY BE IMPEDED AND OUR OPERATING RESULTS MAY BE AFFECTED.

         For the fiscal year ended August 31, 2003, customers outside of the United States and Canada accounted for 41% of our sales and for the fifteen months ended November 30, 2003, these customers accounted for 42% of our sales. Our international sales will be limited if we cannot establish relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

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

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We maintain operations worldwide. As a result, our business is subject to global economic and market condition risks generally associated with doing business, such as fluctuating exchange rates, the instability of international monetary conditions, tariff and trade policies, domestic and foreign tax policies, foreign governmental regulations, political unrest, wars, acts of terrorism and changes in economic or political conditions. These factors, among others, could influence our ability to succeed in global markets and could adversely affect our results of business, results of operations and financial condition.

WE ARE SUBJECT TO LAWS, REGULATIONS AND CONTRACTUAL OBLIGATIONS AND REQUIREMENTS RELATING TO OUR CUSTOMER CONTRACTS, AND OUR FAILURE TO ADDRESS THESE LAWS, REGULATIONS, OBLIGATIONS AND REQUIREMENTS OR COMPLY THEREWITH COULD HARM OUR BUSINESS.

         We have agreements relating to the sale of our products to our customers and, as a result, we are subject to various statutes and regulations and contractual obligations and requirements. We may also be subject to investigation for compliance with such statutes, regulations, obligations and requirements. Any failure to comply therewith could harm our business.

THE PRICE OF OUR SECURITIES IS VOLATILE AND MAY DECLINE.

         The market price of our securities has been, and is likely in the future to be, subject to wide and rapid fluctuations. Such fluctuations may be due to factors specific to us, such as changes in our operating results or new product introductions, or caused by our competitors, changes in analysts' ratings, or the liquidity of our stock. Fluctuations in stock price may also be due to factors related to the global telecommunications industry or the securities markets in general. These fluctuations have often been unrelated or disproportionate to the operating performance of the specific companies whose stocks are traded. These broad market and industry factors may have a material adverse effect on the market price of our securities, regardless of our actual operating performance. Shareholders should be willing to incur the risk of such fluctuations.

WE REQUIRE EMPLOYEES WHO ARE KNOWLEDGEABLE ABOUT THE SPECIALIZED NATURE OF OUR BUSINESS. IF WE ARE UNABLE TO ATTRACT AND RETAIN SUFFICIENT NUMBERS OF HIGHLY SKILLED TECHNICAL, SALES, MARKETING AND OTHER PERSONNEL, OUR OPERATIONS AND FINANCIAL RESULTS WOULD SUFFER.

         Due to the specialized nature of our business, we are highly dependent on the continued service of and on the ability to attract and retain, qualified engineering, sales, marketing and senior management personnel. During the prolonged downturn in the telecommunications industry, a number of skilled personnel and people on our senior management team have departed or were terminated in our cost-reduction efforts. If we are unable to effectively replace these members of our senior management team, or if managers cannot adequately assume resulting added responsibilities, it could have a material adverse effect on our business, results of operations and financial condition. In addition, the loss of other key employees could have a material adverse effect on our business and operating results. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business.

         We must provide significant training for our employee base due to the highly specialized nature of telecommunications test and measurement as well as photonics and life sciences technologies. Our current engineering personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require--especially employees with significant experience and expertise, international business development and product management--may be difficult to find. Once trained, our employees can also be hired by our competitors.

OUR BUSINESS STRATEGY AND ABILITY TO MAINTAIN OUR COMPETITIVE POSITION DEPEND ON THE CONTINUED SERVICES OF GERMAIN LAMONDE, OUR CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER. HIS LOSS COULD ADVERSELY AFFECT OUR BUSINESS.

         Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer. His managerial, technical and other services could be difficult to replace. We do not have "key person" life insurance policies covering any employee.

OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY ARE IMPORTANT TO THE CONTINUED SUCCESS OF OUR BUSINESS. OUR FAILURE TO PROTECT THIS PROPRIETARY TECHNOLOGY MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION.

         Our success and ability to compete depend to a significant extent on our proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 21 U.S. and 6 Canadian-issued patents and have 21 U.S. and 16 Canadian patent applications pending, along with 8 patent applications pending under the Patent Cooperation Treaty. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This kind of litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology, or design around the patents that we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, distributors and third parties. However, these agreements may be breached or otherwise not effective and we may not have adequate remedies for any breach or shortfall of these agreements. In any case, others may come to know about our trade secrets through a variety of methods. In addition, the laws of some territories in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

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

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL LIABILITY. A SUCCESSFUL CLAIM EXCEEDING OUR POLICY LIMITS WILL REDUCE OUR CASH POSITION, INCREASE OUR EXPENSES AND HAVE A NEGATIVE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

         Our products are designed to help network service providers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network reliability. We also leverage our core telecom technologies in selected photonics and life sciences applications for high-tech industrial manufacturing and research markets. The failure of our products to perform to client expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice. In addition, we may face other types of claims by third parties in relation to the conduct of our business; a successful claim against us for an amount exceeding our policy limits would force us to use our own resources to pay the claim, which could result in a reduction of our cash available for other uses, increase our expenses and have a negative effect on our business, results of operations and financial condition.

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

         Any litigation to which we are subject could require significant involvement of our senior management and may divert management attention from our business and operations. For more information about current legal proceedings, see "Item 8B - Legal Proceedings".

IF WE SUFFER LOSS TO OUR FACTORIES OR FACILITIES, OUR OPERATIONS COULD BE SERIOUSLY HARMED.

         Our factories and facilities are subject to catastrophic loss due to fire, vandalism, terrorism or other natural or man-made disasters. We do not have redundant multiple site capacity and if any of our facilities or factories were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses, thereby harming our results of operation.

FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR AND OTHER CURRENCIES MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

         Most of our sales are denominated in currencies other than the Canadian dollar (principally US dollars and Euros). However, a large portion of our operating expenses and capital expenditures is denominated in Canadian dollars. As a result, we are exposed to fluctuations in the exchange rates between the Canadian dollar on the one hand and the U.S. dollar and the Euro on the other. Such fluctuations in the value of the Canadian dollar relative to other currencies could have a material adverse effect on our operating results and provide strategic advantages to our competitors.

UNEXPECTED DECLINES IN OUR RESEARCH AND DEVELOPMENT AND OTHER TAX CREDITS AND GRANTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         Our historical operating results reflect substantial benefits from programs sponsored by federal, provincial and state governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 21% of our gross research and development expenses for the year ended August 31, 2003 and 21% for the fifteen months ended November 30, 2003.

         If unexpected changes in the laws or government policies terminate or adversely modify the Canadian and Quebec government programs, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. In addition, to the extent that we increase our research and development activities outside Canada or Quebec, which could result from, among other things, future acquisitions, the increased activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

OUR CURRENT PRINCIPAL STOCKHOLDER HAS EFFECTIVE CONTROL OVER OUR BUSINESS.

         As of December 15, 2003, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held approximately 93.8% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders.

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

         Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name and commercial name is EXFO Electro-Optical Engineering Inc. /EXFO Ingenierie electro-optique Inc. Our head office is located at 400 Godin Avenue, Vanier, Quebec, Canada, G1M 2K2 and our telephone number is (418) 683-0211. Our e-mail address is info@exfo.com and our Web site is www.exfo.com. Information on our Web site is not incorporated by reference in this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. This annual report contains trademarks and registered trademarks of EXFO and other companies.

         We were incorporated on September 18, 1985 pursuant to the CANADA BUSINESS CORPORATIONS ACT. Since that date, we have amended our articles on various occasions mainly to modify our corporate name and our share capital.

         On December 20, 2000, we acquired all of the issued and outstanding shares of common stock of EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments, Inc.) ("EXFO Burleigh"), Burleigh Instruments GmBH and Burleigh Instruments (U.K.) Ltd. for an aggregate purchase price of approximately US$189.3 million, comprised of 6,488,816 of our subordinate voting shares and approximately US$42.5 million in cash pursuant to the terms of an Agreement of Merger and Plan of Reorganization among us, EXFO Sub, Inc. and the selling shareholders, dated November 4, 2000, as amended on December 20, 2000. In April 2002, the name of Burleigh Instruments, Inc. was changed to EXFO Burleigh Products Group Inc. On November 12, 2002, Burleigh Instruments (UK) Ltd. was dissolved.

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

         In March 2001, we acquired all of the shares of EXFO Photonic Solutions Inc. (formerly EFOS Inc.) ("EXFO Photonic"), a privately held company in Toronto, Canada, for a total consideration of US$110.1 million, of which US$25.1 million was paid in cash. We also issued 3,700,000 of our subordinate voting shares. In September 2001, the name EFOS Inc. was changed to EXFO Photonic Solutions Inc.

         EXFO Photonic, operating since 1984, is a supplier of precision light-based adhesive spot curing products as well as curing process control for the global optical component manufacturing market and other non-telecom markets. Its products deliver precise doses of the appropriate spectral light into photo-sensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component and other manufacturing activities. EXFO Photonic light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio, including 11 patents and 15 patents pending.

         Also in March 2001, our wholly owned subsidiary, Burleigh Automation Inc. ("Burleigh Automation"), acquired substantially all the assets of Vanguard Technical Solutions, Inc., a wholly owned subsidiary of DT Industries, Inc. for a purchase price of approximately US$600,000 paid in cash. Vanguard, an automation equipment manufacturer in Tucson, Arizona, specialized in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which complemented our acquisition of Burleigh, was planned to fit with our overall strategy at that time of providing customers with a comprehensive solution for the assembly, alignment and testing of optical components and subsystems. Since September 2001, Burleigh Automation has ceased operations and we have transferred all material intellectual property assets and most of the physical assets of Burleigh Automation to EXFO Burleigh.

         In November 2001, we acquired all of the shares of Avantas Networks Corporation and simultaneously changed the name of that company to EXFO Protocol Inc. ("EXFO Protocol"). We paid a total consideration of approximately US$69.4 million (or US$95.0 million for the equity minus US$25.6 million of cash in the hands of the acquired company) to acquire EXFO Protocol. Consideration paid consisted of 4,374,573 of our subordinate voting shares and US$9.8 million in cash, net of cash acquired. EXFO Protocol, a company based in Montreal, Canada operating since 1998 is a supplier of fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

         In the fiscal year commencing September 1, 2001, we were forced to re-align our cost structure to market conditions. First, on December 5, 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the reduction of our workforce by 10%. Then, on May 15, 2002, we announced a further 20% reduction of our global workforce in an effort to lower our cost structure. In May 2002, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the three acquisitions made during the previous two years. Considering the ongoing unfavourable market conditions, we recorded a charge of US$222.2 million to write down a significant portion of goodwill and a charge of US$23.7 million to write down a significant portion of acquired core technology. Also, overall for fiscal 2002, we wrote off US$18.5 million in excess and obsolete inventories.

         In August 2002, EXFO Burleigh received confirmation of the extension of its contract with the U.S. Air Force Research Laboratory into phase 2 of a project for the development by EXFO Burleigh of new high-precision actuator system. The contract for phase 2 provides for an additional funding of US$1.7 million and will extend through the first quarter of 2005.

         In October 2002, our newly created, wholly owned subsidiary, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of gnubi communications L.P., including its technology, expertise, customer base, inventories and capital assets. Consideration paid consisted of US$1.9 million in cash and 1,479,290 of our subordinate voting shares. In addition, a further cash amount of approximately US$241,000, based on sales volumes, will be paid out during the first part of 2004 in accordance with earn out provisions. With the acquisition of these assets, EXFO Gnubi, based in Dallas, Texas, continues the operations of gnubi communications, L.P., as a supplier of multi-channel telecom and datacom testing solutions serving optical transport equipment manufacturers and research and development laboratories. At the time of the asset acquisition, 30 employees of gnubi communications transferred to EXFO Gnubi.

         In the fiscal year ended August 31, 2003, we were required to implement further restructuring measures as a result of depressed spending levels in the telecommunications industry and geo-political and economic uncertainty. We reduced our workforce by 30%, rationalized our business activities and consolidated certain manufacturing operations. These measures incurred charges of approximately US$4.1 million. The rationalization and consolidation initiatives involved the reorganization of our business into two new reportable market segments: Telecom Division and Photonics and Life Sciences Division and the exiting of the optical component manufacturing automation business. Our Telecom Division consists of the former Portable and Monitoring and telecom related Industrial and Scientific product lines. Our Photonics and Life Sciences Division includes previous non-telecom Industrial and Scientific product lines. Each division has been structured with its own sales, marketing, manufacturing, research and development and management teams.

         In May 2003, we performed an annual impairment test on goodwill in conjunction with the acquisition of EXFO Burleigh, EXFO Photonic and EXFO Protocol and also reviewed the carrying value of intangible assets related to these acquisitions. As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic was impaired and we recorded a charge of US$4,505,000 to write down goodwill and a pre-tax charge of US$2,922,000 to write down acquired core technology. Of the total impairment loss of US$7,427,000, US$6,872,000 is related to EXFO Burleigh for goodwill and acquired core technology and US$555,000 is related to EXFO Photonic for acquired core technology.

         In addition, in an effort to simplify our structure and stream-line our operations, the operations of EXFO Protocol were merged with those of the Corporation as of September 1, 2003 and effective December 1, 2003, the operations of EXFO Gnubi were merged with those of EXFO America Inc.

B.       BUSINESS OVERVIEW

COMPANY OVERVIEW

         EXFO is a recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of our strongest competitive advantages is our modular platform design, providing PC-based, Windows-centric test solutions that maximize technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors.

         EXFO was founded in Quebec City, Canada, in 1985. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities. These products, namely modular and benchtop units, tend to be more complex and higher-priced than field-testing ones. In 1999, we entered the remote fiber test system (RFTS) market. This type of system allows network service providers to monitor the integrity of their fiber-optic systems in real time, twenty-four hours a day, seven days a week.

         In the last two years, we have strengthened our competitive position through the acquisition of two protocol-layer test businesses. In November 2001, we expanded into protocol-layer testing with the acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of fiber-optic testing and optical-network-performance management equipment for network service providers. This transaction was highly strategic because it enabled us to combine protocol-, optical- and physical-layer testing inside a single platform--the FTB-400 Universal Test System-- to help our customers increase revenues and reduce operational costs.

         In October 2002, our newly created wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. EXFO Gnubi's protocol-layer test equipment targets the fully complementary system manufacturer market, while EXFO Protocol's offering focuses on the network service provider market. Jointly, these strategic acquisitions enabled us to double our addressable market as we expanded from physical- and optical-layer testing to also cover protocol-layer testing applications in the telecom and datacom market, while offering a more complete fiber-optic test solution to customers.

         Previously, we completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business, a market addressed by an EXFO Burleigh product line.

         One of our strongest competitive advantages is our modular platform design, which we first launched in 1996. Following the introduction in 2002 of all-in-one test sets that cover physical-, optical- and protocol-layer test requirements, we believe that we remain the industry leader in this area. In 2003, we raised our field-testing platform to a new level by enabling field technicians to seamlessly automate their test applications.

         As described below in "Industry Overview," we have faced difficult market conditions in the telecommunications industry during the last few years. We experienced a decrease in sales and incurred significant operating losses. To cope with these realities, we implemented several restructuring actions since the last quarter of fiscal 2001. These actions resulted in workforce reductions of 245, 350 and 172 employees in fiscal 2001, 2002 and 2003, respectively. We also adopted rigorous cost-control measures and rationalized our business model. In addition, we incurred significant asset impairment charges related to these market conditions, namely for inventories, goodwill, intangible assets and future income tax assets.

         To better serve the needs of end-customers in different markets and simplify our business model, we reorganized our business under two new divisions at the beginning of fiscal 2004. Our Telecom Division consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines. This division is focused on network service providers, telecommunication system manufacturers and optical component vendors on a global basis. Our Photonics and Life Sciences Division, which mainly leverages our core technologies, includes former Industrial and Scientific non-telecom product lines. This division has been created to maximize value from developed and acquired telecom technologies.

         Following this reorganization, our two new divisions now have respective sales, marketing, R&D, manufacturing and management teams and will, therefore, be presented under two corresponding operating segments. Under CICA handbook section 1701, we will provide the required segmented disclosures in our interim consolidated financial statements beginning in the first quarter of fiscal 2004. However, we will not provide comparative information for previous periods about each reportable segment, except for sales and total assets, because this information is not available and impracticable to determine.

INDUSTRY OVERVIEW

         Telecommunications companies, still dealing with reduced spending levels, were affected by a number of external forces during fiscal 2003, including geo-political and economic uncertainty, the outbreak of SARS in Asia, as well as the declining strength of the US dollar. To cope with these market realities, network service providers, the first link in the telecommunications supply chain, continued to service their debt loads and conserve cash. Moreover, as capital expenditure (CAPEX) budgets increasingly drew nearer to maintenance-level run rates, network service providers turned their attention to operating expenditures (OPEX) for further savings.

         Lower spending levels necessarily produced a trickle-down effect throughout the telecommunications industry, namely for system vendors, component manufacturers as well as for test and measurement equipment vendors. System manufacturers were negatively affected by the significant reduction in the deployment of long-haul optical networks, but benefited from some activity in metro and access networks. Optical component manufacturers were hardest hit by the downturn, given their position in the supply chain, the relative stability of technology and the excess manufacturing capacity in this sector. The ongoing consolidation within the component manufacturing market provides an inkling of its weaker health.

         Test and measurement equipment vendors also felt the impact of reduced network service provider spending with less demand for orders. In addition, some competitors increasingly applied pricing pressure to obtain contracts, which eroded margins across the board. The gray market for test and measurement instruments, especially involving optical component manufacturing applications, further compounded the soft market. On the other hand, test and measurement vendors--whose products enable customers to lower CAPEX and OPEX, as well as deploy next-generation architecture--still attracted the attention of network service providers and system manufacturers for certain projects.

OUR STRATEGY

         We are more than ever committed to becoming a dominant player in the global telecommunications test and measurement industry, while leveraging our technology base in targeted photonics and life science markets. To summarize our fiscal 2004 strategy, we plan to increase sales through market-share gains, maximize profitability and growth on a long-term basis, innovate our way out of this downturn, and maintain a sound financial position.

INCREASE SALES THROUGH MARKET-SHARE GAINS

         In fiscal 2004, we will focus on continued market-share gains to achieve growth, considering a scenario based on a stable or slightly declining telecommunications market. In 2003, we believe that we gained market share among network service providers by strengthening the leadership position of our FTB-400 field-testing platform and by extending its reach to telecom and datacom protocol-layer test applications.

         We also leveraged our protocol-layer acquisitions (formerly Avantas Networks and gnubi communications) to enhance our strategic position and sales results in this mission-critical sector for our targeted end-markets. Evidence of this newfound traction is reflected in our protocol-layer test sales, which accounted for more than 10% of total revenues in each of the last three quarters of 2003. With continued quality of execution, protocol-layer activities are expected to play a larger role and contribute to our growth in 2004.

         Looking ahead, we intend to further expand our presence with network service providers, who are increasingly focusing on reducing operating expenditures (OPEX) as capital expenditures (CAPEX) draw nearer to maintenance-level run rates. The unique value proposition inherent to our flexible, PC-based FTB-400 modular test platform and related suite of test technologies reduces both CAPEX and OPEX, aptly matching the priorities of network service providers and installation teams of system vendors.

         Speaking of system vendors, we also started to target their R&D and manufacturing teams in fiscal 2003--as evidenced by the acquisition of GNUBI COMMUNICATIONS. Following significant balance sheet restructuring, system vendors are gradually recovering, showing positive cash flow and even profits. We believe they will continue to recover in 2004 and will represent a major end-market for EXFO in the long term.

         In addition, we intend to leverage synergies across our entire protocol R&D activities to accelerate the development of innovative, advanced and differentiated test solutions that maximize the reuse of technologies over multiple market segments. The design, manufacturing and deployment of next-generation SONET/SDH networks, combined with the convergence of multiple applications on simplified architectures and our strong market position on the physical-layer side, represent a significant market opportunity for our Telecom Division as we continue to expand our addressable markets.

         As indicated by the realignment of our operations, we also intend to maximize revenue streams by leveraging our core telecom expertise into select adjacent markets. For example, we recently launched the X-Cite 120 Fluorescence Illumination System that was based on our adhesive curing technology for optical component manufacturing. Through joint development and reseller agreements with market-leading microscope manufacturers, we plan to take advantage of their large sales organizations and established base of microscopes to grow revenues in our Photonics and Life Sciences Division.

MAXIMIZE PROFITABILITY AND GROWTH ON A LONG-TERM BASIS

         Returning to profitability is also a key priority for EXFO. We intend to design differentiated, higher-margin products in our R&D labs, streamline our manufacturing operations and review our supply chain in order to reduce our cost of goods. As well, we will keep fine-tuning our sales process to offset ongoing pricing pressure by some competitors. These initiatives should help us improve our gross margin, which fell to 47.4% (excluding inventory write-offs and a non-recurring gain) in fiscal 2003, to at least 50% in fiscal 2004 and accelerate our return to profitability. A balance between profitability and growth, however, is critical to ensure the long-term success of the company. We believe that our operating expenses have reached a level in which we cannot make additional significant reductions without compromising our medium- and long-term growth prospects. We reduced our selling and general administrative expenses by 20% to $27.0 million in fiscal 2003, from $33.9 million in 2002 and by 25% in 2002, from $45.0 million in 2001. On the other hand, we maintained our gross R&D expenses at $17.1 million in 2003 compared to $17.0 million in 2002 and $17.6 million in 2001. We plan to keep a tight control on operating costs with leaner and more flexible operations.

However, the ongoing strength of the Canadian dollar (compared to the US dollar) may have a negative impact on our operating costs in 2004 and may offset some of our restructuring efforts.

INNOVATE OUR WAY OUT OF THE DOWNTURN

         Ever since we founded EXFO in 1985, innovation strategies were focused on being first to market with unique solutions that anticipate and better address customer requirements. Our market-driven approach can be demonstrated through a long history of industry firsts--first modular optical test platform, first all-in-one field-testing platform, first portable polarization mode dispersion (PMD) analyzer, etc. This focus on delivering a unique value proposition to the marketplace is of strategic importance to improve our gross margin in the upcoming year. Our strong product pipeline delivered 15 new products to the marketplace in 2003, most of which include telecom-related solutions such as a next-generation PMD analyzer that can characterize PMD levels in high-speed optical networks, a Fibre Channel test module for installation and commissioning of storage area networks, and a 2.5+ Gigabit multi-rate transceiver for protocol-layer test applications. Sales of new products (on the market two years or less) accounted for 49% of total sales in 2003. These numbers reflect our commitment to the future and indicate that our innovation strategy is working at EXFO. We intend to keep innovating our way out of this downturn in 2004. As network service providers and system manufacturers turn their attention to metro, access and fiber-to-the-home networks and as systems converge toward data-centric, Internet Protocol-based technologies, we are developing the sophisticated test solutions required to match heightened network complexity.

MAINTAIN A SOUND FINANCIAL POSITION

         For more than 18 years, we have maintained a solid balance sheet and, at the end of fiscal 2003, we had a cash position of $57.4 million and practically no debt. This fiscal responsibility provides our customers with the assurance that they can count on EXFO as a solid, long-term partner.

         Our cash position will allow us to continue investing significantly in R&D in order to develop new solutions and tap into new markets, while some of our competitors face more significant financial pressure.

KEY PERFORMANCE INDICATORS

         As measures to assess the realization of our strategic plan and its objectives, we have set out four consolidated key performance indicators, which are summarized as follows:

Strategic objectives                         Key performance indicators
--------------------------------------------------------------------------------
Increase sales through market-share          10% sales growth year-over-year,
gains                                        assuming a stable or slightly
                                             declining telecommunications market

Maximize profitability and growth on         50% gross margin in fiscal 2004
a long-term basis

Innovate our way out of the downturn         45% of our sales from new products
                                             (on the market two years or less)
                                             during fiscal 2004

Maintain a sound financial position          Positive cash flows from operating
                                             activities during fiscal 2004*
--------------------------------------------------------------------------------

* Assuming no major acquisitions of businesses and/or technologies and stability in the value of the Canadian dollar compared to the US dollar.

THE EXFO SOLUTION

         We offer an extensive range of test and measurement products to the global telecommunications industry. Our success has been largely predicated on our core expertise in optical telecommunications. We also leverage this expertise to develop products for high-tech industrial manufacturing and research applications. Our solution is based on the following key attributes:

         MODULAR SYSTEM DESIGN. In 1996, we established an industry first by launching the original modular optical test platform. This system design consists of a PC-based, Windows-driven platform that can accommodate several test modules performing various types of measurement. We have since developed new test platforms and extended our test module offering for both NSPs and system manufacturers based on the same modular design. Our modular design provides the following advantages:

         o Unlike stand-alone units, new test modules can be rapidly developed to address changing industry requirements.

         o As customers' testing requirements change, they can purchase additional modules that are compatible with their previously purchased platforms, thus protecting their initial investments.

         o Our standard graphical user interface reduces training costs because customers are familiar with previously acquired software products.

         o The flexibility of our systems allows customers to develop customized and automated solutions for their specific test requirements.

         o Our test platforms are PC-based and Windows-driven, thus they can support third-party software solutions.

         HIGH DEGREE OF TECHNOLOGICAL INNOVATION. We have established a strong reputation for technological innovation over the last 18 years. In fact, this attribute represents a key differentiator for EXFO within a competitive marketplace. Following are some of our industry firsts in recent years:

         o INTEGRATED APPLICATION SUITE. In fiscal 2003, we introduced fully integrated software suites that automate the operation of test modules within our FTB-400 field-testing platform. This latest innovation allows complex testing routines to be carried out with a single touch of a button.

         o        NEXT-GENERATION POLARIZATION MODE DISPERSION (PMD) ANALYZER.
                  In 2003, we released the patent-pending PMD Analyzer, the only portable instrument on the market that can sweep through erbium-doped fiber amplifiers (EDFAs) to characterize PMD levels in a high-speed optical network. Optical links must be measured for PMD, especially when upgrading to transmission rates of 10 Gb/s or when deploying a cascade of amplifiers. We had introduced the industry's first portable PMD analyzer in 1996 and added a Chromatic Dispersion test module in 2002 to offer the most comprehensive dispersion test solution on the market.

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

         HIGH-QUALITY PRODUCTS. Product quality is an integral part of our solution. Our Quebec City-based operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard, as are our Toronto operations. Our subsidiaries in Victor, New York, and Montreal, Quebec, are presently working toward ISO9001/2000 registration. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, and other industry-leading standards bodies. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process in all our facilities include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

PRODUCTS

         Our test platforms, namely the FTB-400 UTS, IQS-500 Intelligent Test System (ITS) and EPX Multi-Channel Test Systems, are at the core of our product portfolio. The FTB-400 field-testing platform provides NSPs with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQS-500 ITS and EPX Multi-Channel Test Systems, which are designed for manufacturing and R&D applications, test converging telecom and datacom networks increasingly based on Internet Protocol (IP) technology. All platforms and related test modules are supported by integrated and highly intuitive graphical user interfaces (GUIs), enabling the user to easily store, handle and retrieve a large amount of data.

         The following table summarizes the principal types of test instruments for the telecommunications industry, typical applications and the format in which we offer them:

                                                                                   FORMAT
                                                        --------------------------------------------------------------
INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
----------------     --------------------------------   ----------------------   -------------------------------------
                                                          FTB 400                  IQS-500                   BENCHTOP
                                                        UTS MODULES  HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        -----------  ---------   -----------  -----------  -----------
Broadband source     Used   for  testing   wavelength
                     dependent   behavior   of  fiber
                     cables    and    DWDM    optical
                     components.                                                     X                         X

Channel selectors    Selects   and    isolates    any
                     International  Telecommunication
                     Union (ITU) DWDM  channel in the
                     C-Band    for     bit-error-rate       X                        X
                     testing    and    protocol-layer
                     analysis.

Chromatic            Measures   increasing  levels of
dispersion           chromatic  dispersion  in  high-
analyzer             capacity    optical     networks.      X
                     Chromatic dispersion is a physical

                                                                                   FORMAT
                                                        --------------------------------------------------------------
INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
----------------     --------------------------------   ----------------------   -------------------------------------
                                                          FTB 400                  IQS-500                   BENCHTOP
                                                        UTS MODULES  HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        -----------  ---------   -----------  -----------  -----------
                     phenomenon inherent to   optical
                     fiber  and    optical components
                     that causes information bits  to
                     spread along a network.     This
                     degrades   the  quality  of  the
                     transmission signal and, in turn,
                     limits  the  transmission  speed
                     carried  by optical networks.

Clip-on coupling     Clips to an  optical  fiber  and                   X
device               allows non-invasive testing.

Digital frequency    Used   to    automatically    or
locker               manually  lock the  frequency of
                     a laser  source  to a  reference                                                          X
                     optical filter.

Femtosecond          Measures  very  small  levels of
polarization mode    polarization  mode dispersion in
dispersion analyzer  DWDM  and  broadband  components                                                          X
                     in  the  simplest,  fastest  and
                     most repeatable manner.

Gigabit Ethernet     Measures   data   integrity  for
tester               high-speed   internet   protocol
                     telecommunications  in metro and
                     edge networks.                         X                                     X

Live fiber detector  Clips on to a fiber  and is used
                     to  detect  the   presence   and
                     direction  of a  signal  without
                     interrupting the traffic.                          X

Loss test sets       Integrates  a power  meter and a
                     light   source  to  manually  or
                     automatically  measure  the loss       X           X            X                         X
                     of optical signal along a fiber.

Multi-wavelength     Measures  the  power  and  drift
meters               for  multiple  wavelengths  in a       X                        X                         X
                     DWDM system.

Narrowly tunable     A laser  that  can be  precisely
lasers               tuned to  simulate  a DWDM light
                     sources.   Used   primarily   in                                X
                     testing optical amplifiers.

Optical amplifier    Boosts   the   power   of  laser
                     sources.   Used  for the testing                                X
                     and calibration of test systems.

Optical couplers     Used in test  system to  combine
                     sources  or  signals.  Also used                                X
                     as splitters to monitor signals.

Optical fiber        Measures   the   geometric   and
parameter analyzer   light  guiding  properties of an
                     optical   fiber.   Used  in  new
                     fiber  research and  development                                                          X
                     and       quality        control
                     applications.

Optical power        Measures   the   power   of   an
meters               optical   signal.   It  is   the
                     basic tool for the  verification
                     of transmitters,  amplifiers and       X           X            X                         X
                     optical     transmission    path
                     integrity.

Optical power        Provides a highly  accurate  and
reference module     traceable  measurement  of power
                     for    the     calibration    or                                X
                     verification   of  other   power
                     measurement instruments.

Optical return       Combines  a  laser  and a  power

                                                                                   FORMAT
                                                        --------------------------------------------------------------
INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
----------------     --------------------------------   ----------------------   -------------------------------------
                                                          FTB 400                  IQS-500                   BENCHTOP
                                                        UTS MODULES  HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        -----------  ---------   -----------  -----------  -----------
loss meters          meter to  measure  the amount of
                     potentially    degrading    back       X           X            X                         X
                     reflection.

Optical spectrum     Produces       a       graphical
analyzers            representation  of power  versus
                     wavelength    for   an   optical
                     signal.  Useful  for   measuring       X                        X
                     the drift, power and  signal-to-
                     noise ratio for each  wavelength
                     in a DWDM system.

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

Optical time         Like a radar,  it  measures  the
domain               time of arrival  of  reflections
reflectometers       of   an   optical    signal   to
(OTDRs)              determine  the  distance  to the
                     breaks or  points  of  excessive       X
                     loss in a fiber network.

Optical waveguide    Provides  the  refractive  index
analyzer             profile   of  glass   and  fused
                     silica-based   devices  used  in                                                          X
                     next generation networks.

Passive component    Characterizes            passive
analyzer             wavelength-selective    devices,
                     such      as       multiplexers,
                     demultiplexers    and   add/drop
                     filters,    with    respect   to                                                          X
                     absolute  wavelength in order to
                     guarantee   their    performance
                     within DWDM systems.

Polarization         Measures the  difference in loss
dependent loss       of  power   for  the   different                                X
meters               states of polarization.

Polarization mode    Measures   the   dispersion   of
dispersion           light    that   is   caused   by
analyzers            polarization.  Generally used to       X                        X
                     determine   the   speed-distance
                     limitation of fiber and cables.

SONET/ SDH           Provide accurate  bit-error rate
Analyzers            and   performance   analysis  of
                     SONET/SDH  overhead  format that
                     reflect   the   quality   of   a       X                                     X
                     transmission system.

Stable light         Emitting  diode or  lasers  used
sources              in   connection   with  a  power       X           X            X                         X
                     meter to measure signal loss.

Talk sets            A  device  that  attaches  to an
                     optical  fiber  and  serves as a
                     temporary       voice       link       X           X
                     facilitating   coordination   of
                     work among installation crews.

Variable optical     Used   in   network   simulation
attenuators          setups  to  provide   calibrated
                     variable    reduction   of   the                   X            X                         X
                     strength of an optical signal.

Visual fault         A  visible  laser  that  can  be
locators             connected  to an  optical  fiber
                     network  to help  locate  breaks       X           X
                     or points of excessive loss.

                                                                                   FORMAT
                                                        --------------------------------------------------------------
INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
----------------     --------------------------------   ----------------------   -------------------------------------
                                                          FTB 400                  IQS-500                   BENCHTOP
                                                        UTS MODULES  HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        -----------  ---------   -----------  -----------  -----------
Widely tunable       Can produce  laser light  across
lasers               a  broad  range  of wavelengths.
                     Used   to  test  DWDM components                                X                         X
                     and value-added optical modules.


PRODUCTS FOR NETWORK SERVICE PROVIDERS (PORTABLE AND MONITORING PRODUCT LINES)

         We offer an extensive range of fiber-optic test, measurement and monitoring products for field applications that are mainly used by NSPs, but also can be utilized by system vendors. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our second-generation field-testing platform, the FTB-400 UTS, is available in a two-slot configuration for basic OTDR and optical loss testing, or a seven-slot configuration for high-end DWDM testing, Gigabit Ethernet bit-error-rate testing, protocol-layer analysis, Fiber Channel testing, PMD and CD characterization, spectral analysis testing as well as OTDR and optical loss testing. A SONET/SDH add-on can be integrated to handle data rates from 64 Kb/s to 10 Gb/s. In addition, we offer the FTB-100 Mini-OTDR with an integrated power meter option. This cost-effective platform provides field technicians with basic OTDR testing capabilities. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large environmentally robust touchscreens are very practical for field use.

         In 2003, we introduced fully integrated software suites that automate the operation of test modules within our FTB-400 field-testing platform. This latest innovation allows complex testing routines to be carried out with a simple touch of a button. Our FTB-400 platform, supported by more than a dozen of next-generation test technologies, addresses complete service provisioning needs for DWDM, SONET/SDH, Gigabit Ethernet and, most recently, storage area network (SAN) applications. We released a Fibre Channel test module in 2003 that provides NSPs with a high-performance characterization tool to reflect the quality of their SAN networks.

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

         Our optical-layer monitoring product, Optical Guardian, continuously monitors critical parameters of optical channels within DWDM or coarse wavelength division multiplexing (CWDM) networks. Likewise, an alarm is automatically generated when a measurement falls outside user-defined thresholds.

         Finally, our protocol-layer monitoring solution, Network Guardian, is an optical network performance management system that supports a wide range of protocols like SONET, T-Carrier, SDH, PDH, 10/100 Ethernet and Gigabit Ethernet. It remotely carries out tests on points of presence, handoff points, co-location sites and customer premise equipment sites.

PRODUCTS FOR SYSTEM/COMPONENT MANUFACTURERS (INDUSTRIAL AND SCIENTIFIC PRODUCT LINES)

         Our system/component vendor solutions, mainly built around our IQS-500 ITS and EPX platforms, are available as test modules or stand-alone benchtop instruments. The next-generation IQS-500 platform can efficiently run as many as 100 physical-layer test modules using a single controller unit. The IQS-500 platform is equipped with the latest in software and hardware technology to support single-button operation for automated testing. Its system-based approach--one box, several test modules--combined with an open architecture (PXI, Windows, LabVIEW(TM), etc.) and ease of programming, produces a highly flexible test environment.

         The IQS-500 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO's wide selection of high-performance test modules includes high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, optical spectrum analyzers, polarization mode dispersion (PMD) analyzers, multi-wavelength meters, channel selectors, polarization dependent loss (PDL) and optical return loss (ORL) meters, polarization controllers and optical switches.

         The highly flexible EPX platforms are available in two formats. With up to 17 protocol-layer test modules per unit, the EPX16 performs numerous tasks within one hardware platform. The EPX8 uses the same upgradeable, multi-channel design in a smaller footprint. Combining multiple rates, protocols and channels within a single unit, these systems are ideal for cross-connect, ADM, DWDM, production and load testing. Direct Ethernet access capability and a Java-based GUI make the EPX platforms powerful test solutions that are easy to use. Other user-friendly features include saving and restoring test configurations, connecting remotely with a Web browser, scripting, logging and sharing test resources with other users.

         In 2003, we leveraged our IQS-500 platform to design a new Cable Assembly Test System for multimode patchcord assemblies and added three test modules to our high-performance power meter series. We also introduced the 2.5+ Gigabit Multi-Rate Transceiver for our EPX platforms to help system manufacturers reduce test time and increase test thoroughness on the production floor. This protocol-layer test module simulates and monitors live traffic on each individual channel, enabling customers to carry out critical tests like bit-error-rate (BER), hybrid concatenation and service-disruption switch time. Subsequent to the year-end, we released the 10+ Gigabit Muli-Rate Transceiver with deep channelization and mixed payload concatenations for next-generations networks. We also launched a tunable external cavity laser (ECL), whose broad wavelength range is optimized for coarse wavelength division multiplexing (CWDM) and fiber-to-the-premises (FTTP) testing.

         Our system/component vendor products also address testing issues that cannot be handled by standard test modules or stand-alone benchtop instruments. We have developed a number of integrated test systems and offer them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is list of integrated test systems that EXFO provides for characterizing optical components, sub-systems and networks:

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

PRODUCTS FOR PHOTONICS AND LIFE SCIENCE APPLICATIONS (INDUSTRIAL AND SCIENTIFIC PRODUCT LINES)

         Over the years, EXFO has developed and acquired a number of core technologies that we are leveraging in selected photonics and life science applications for high-tech industrial manufacturing and research markets. For example, we offer several light-based curing solutions for optical component manufacturing and have optimized our approach for other industries, such as semiconductor, electronic, and medical device manufacturing, to maximize revenues. Our Novacure(R), Acticure(R), Omnicure(R) and Lite(R) spot-curing systems deliver precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback and radiometry technology, produce a high-quality bonding solution that is unmatched in the industry. Our technology and application knowledge place us at the forefront of this market.

         In 2003, we took advantage of our light-based curing technology to develop a unique fluorescence microscopy light source. This product was developed in cooperation with leading microscope manufacturers. The X-Cite 120 Fluorescence Illumination System is quickly becoming an indispensable microscope accessory, offering greater image quality, convenience and lamp life than conventional solutions in the fluorescence microscopy market. Market response proved to be very positive following the signing of reseller agreements with industry leaders such as Zeiss MicroImaging, Nikon Instruments, Olympus America and Leica, who are offering the X-Cite 120 System through their own sales channels to new and existing microscope owners.

         To meet the growing demand for precision positioning instrumentation in life science research, we have drawn on our telecom expertise in nanometer-scale positioning to offer a unique array of piezoelectric-based positioning systems. The stability of piezoelectric (PZT) technology provides extremely smooth and predictable instrument motion used for applications as varied as micromanipulation and patch-clamp experimentation, ultra-fast solution switching, nuclear transfer and intracytoplasmic sperm injection.

         Our Wavemeter(R) test solutions are recognized around the world for characterizing optical networks with the highest degree of accuracy. We take full advantage of our leading-edge technology by extending it to non-telecom applications that require the use of a laser. Scientists and engineers, after all, need to know the absolute wavelength of a laser for their particular line of work such as high-resolution laser spectroscopy, photochemistry and optical remote sensing.

         As demonstrated in the above examples, we're constantly finding new ways to leverage our technology base and maximize revenues. The following table summarizes the principal types of photonics and life science solutions we provide, their typical applications and the format in which we offer them:

-----------------------------------------------------------------------------------------------------------------------

                          LIGHT SOURCES AND ACCESSORIES
-----------------------------------------------------------------------------------------------------------------------

    PRODUCT TYPE                    PRODUCT                               TYPICAL APPLICATION
-----------------------------------------------------------------------------------------------------------------------
UV Light Sources              Novacure(R)                  Used to initiate photo chemistry reactions in
                              Acticure(R)                  polymer-based materials for a variety of end use
                              Lite(R)                      applications such as adhesive curing for manufacturing of
                              Omnicure(R)S1000             high value-added items such as medical devices,
                                                           micro-electronic and opto-electronic components, displays, and data storage devices.
-----------------------------------------------------------------------------------------------------------------------
Infrared Light sources        Novacure(R)IR                Infrared Spot-Curing System that extends the flexibility
                                                           and speed of UV spot curing processes to thermally cured
                                                           materials
-----------------------------------------------------------------------------------------------------------------------
Fluorescent Light Sources     X-Cite(R)120                 Fluorescence light source that attaches directly to the
                                                           all the microscopes currently sold by Nikon, Zeiss,
                                                           Olympus and Leica.
-----------------------------------------------------------------------------------------------------------------------
Computer Control Module       ACS-1000                     Electronic interface module used to connect EXFO UV and
                                                           IR light sources to computers or computer
                                                           networks for process automation.
-----------------------------------------------------------------------------------------------------------------------
Optics                        Optical accessories          Optional custom delivery optics used with EXFO
                                                           UV and IR light sources to tailor the properties of the
                                                           light beam to end-user applications.
-----------------------------------------------------------------------------------------------------------------------

                               OPTICAL INSTRUMENTS
-----------------------------------------------------------------------------------------------------------------------

    PRODUCT TYPE                    PRODUCT                               TYPICAL APPLICATION
-----------------------------------------------------------------------------------------------------------------------
Radiometer                    R5000                        Handheld, broadband optical radiometer used in
                                                           conjunction with EXFO UV and fluorescent light sources to
                                                           ensure process quality control at the end-user location.
-----------------------------------------------------------------------------------------------------------------------
Laser Wavelength Meters       - WA-1500/1000 Wavemeter     High accuracy absolute wavelength  measurement of CW and/or
                              - WA-4550 Wavemeter          pulsed laser sources
-----------------------------------------------------------------------------------------------------------------------
Laser Spectrum Analyzers      - SAPlus Series              High  resolution  spectral  characterization  of  CW  laser
                              - TL Series                  sources
-----------------------------------------------------------------------------------------------------------------------
FBG Sensor Interrogator       - WA-5900 Wavemeter          High accuracy analysis of FBG-based fiber optic sensors
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

                        PRECISION POSITIONING INSTRUMENTS
-----------------------------------------------------------------------------------------------------------------------

    PRODUCT TYPE                 PRODUCT LINE                             TYPICAL APPLICATION
-----------------------------------------------------------------------------------------------------------------------
Precise Motors/Stages         IW-700 Inchworm Motors       High resolution optical alignment,  fiber-optic  alignment,
                              TSE-820 Inchworm Stages      semiconductor positioning, materials research
                              UHVL Inchworm Motors
-----------------------------------------------------------------------------------------------------------------------
Micromanipulators             PCS-6000 Micromanipulators   Electrophysiology  research  such as patch clamp  recording
                              PCS-5000 Micromanipulators   experiments on the brain and central nervous system
-----------------------------------------------------------------------------------------------------------------------
Microscope Platforms          Gibraltar Platform/Stage     Applications using upright microscopes
-----------------------------------------------------------------------------------------------------------------------
Microinjection Systems        MIS-5000 Microinjection      Microinjection   and  nuclear  transfer  for  genetics  and
                              Manipulator                  reproductive sciences research
                              PiezoDrill Inertial Impact
                              Drill
-----------------------------------------------------------------------------------------------------------------------
Microelectrode Positioner     LSS-8000 Inchworm System     Electrophysiology  research such as intracellular recording experiments
-----------------------------------------------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT

         We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we recruit and retain highly skilled personnel. Since September 1, 2003, our new Telecom Division research and development department is headed by a Vice President of Research and Development and the new Photonic and Life Sciences Division has a Director of Research and Development at our Toronto office and at our Rochester location the Director of Operations is responsible for development and the Director of Technology is responsible for research. As of December 15, 2003, our research and development departments included 154 full-time engineers, scientists and technicians, of whom 54 hold post-graduate degrees. Gross research and development expenditures for fiscal 2003 reached $17.1 million compared to $17.0 million in 2002 and $17.6 million in 2001. Although we implemented restructuring plans during the last couple of years, none of our major product development initiatives were significantly impacted. We launched 15 new products in fiscal 2003 compared to 25 in 2002 and 20 in 2001. Forty-nine percent of sales in fiscal 2003 originated from products that have been on the market two years or less compared to 48% in 2002 and 46% in 2001.

         Through our market-oriented product portfolio review process at our Quebec City, Montreal, Canada and Dallas, TX locations, we ensure that our investments in research and development are aligned with our customers' needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has been significantly exceeded.

         To manage our research projects once they are underway, we use a structured management process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project's feasibility at various stages of its life cycle. The following are the key review stages of the stage-gate approach:

         o        market study and research feasibility;

         o        product definition;

         o        development feasibility;

         o        development;

         o        qualification; and

         o        transfer to production.

         At each stage, we review our project risks, costs and estimated completion time. We compare our design to anticipated market needs and ensure that our project is synchronized with other internal departments and external industry events. Adherence to these inter-related portfolio review and stage-gate processes enabled us to be named winners of the Outstanding Corporate Innovator Award in 2000 by the U.S.-based Product Development and Management Association.

         We also maintain research and development programs at both its Toronto, Canada and Victor, NY, locations. The product development process is managed using a similar stage-gate process, and projects are reviewed and approved through a quarterly portfolio. The future success of the Toronto and Victor plans largely depends on their ability to maintain and enhance core technology of high-intensity light sources, radiometry, optics, interferometry and piezoelectric positioning.

         A strong internal R&D capability within the Toronto and Victor locations has made it possible to bring many successful new products to market quickly and retain customer intimacy. They have enhanced our ability to customize products for special applications and to develop OEM products under partnerships and exclusive contracts. Outside consultants are often used for added support in areas like software development and mechanical design.

CUSTOMERS

         Our global and diversified telecom customer base relies on our test and measurement solutions to enable optical networks to perform impeccably during their complete life cycles: research, development, manufacturing, installation, maintenance and real-time monitoring. We also have select customers in high-tech industrial manufacturing and research sectors that require photonics and life science solutions to render them more efficient in their respective fields. Our telecom customers include carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, system manufacturers, component vendors, and laboratory researchers. Our photonics and life science customers consist of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems and photonic components, as well as universities, medical schools, and governments, private and industrial research laboratories. In fiscal 2003, our top customer accounted for 9.2% of our sales and our top three customers represented 17.5% of our sales. In comparison, our top customer accounted for 10.2% and 6.4% of sales in fiscal 2002 and 2001, respectively.

         With regard to geographic distribution, North American customers represented 59% of our sales in fiscal 2003, while international customers accounted for 41%. In fiscal 2002 and 2001, North American sales accounted for 57% and 58% of total sales and international sales for 43% and 42%, respectively.

SALES

         We sell our telecom test and measurement solutions as well as photonics and life science products through direct and indirect sales channels in North America and around the world. In North America, we use a hybrid model (direct and indirect sales), depending on technological requirements and buyer sophistication. We typically use a direct sales approach when selling higher-end technological products to sophisticated buyers. Sales of low- to medium-level products to less stringent technical buyers are usually done through a manufacturer representative organization supported by local regional sales managers. Our main sales offices and service centers in North America are located in Quebec City, Canada, Toronto, Canada and Addison, Texas. We also maintain sales personnel in numerous U.S. and Canadian metropolitan areas and rely on sales representatives and distributors situated throughout the continent. On the international front, we have key sales personnel covering strategic areas such as Europe, Asia and Latin America. Our sales network in Europe is supported by a main office and service center in Paris, France, which maintains our head of European sales operations and also provides repair and calibration services for our European, Middle East and African customers. Our main sales offices in Asia are located in Singapore, Beijing and Shenzhen, China, and we also have service centers at these latter two sites to better serve our customer base in that region. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and customers. We rely on more than 90 distributors to support our international sales. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

         Our direct telecom sales team consists of a Vice-President of Global Sales supported by 38 sales directors, regional sales managers, account managers, sales engineers and application engineers, who are located throughout major metropolitan areas around the world. This group of sales professionals has an average of 10 years of experience in the fields of telecommunications, fiber optics, or test, measurement and monitoring. We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

         For our photonics and life sciences solutions, we use mixed sales channels to serve its markets, depending on product line and geography. Optical light sources and related accessories used for industrial applications are sold in North America through a network of more than 10 manufacture representatives, and internationally through a network of more than 20 distributors. The X-Cite 120 Fluorescence Illumination System is sold through value-added reseller agreements with major microscope companies in North America; negotiations are underway to extend these agreements worldwide. Nanopositioning products are sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the nanopositioning life science research market in the United States and Canada, distributor agreements are in place with major microscope manufacturers, which include Leica, Nikon, Olympus, and Zeiss. These companies often combine the sale of their microscopes with our product.

PRODUCT MANAGEMENT, MARKETING/COMMUNICATIONS AND CUSTOMER SUPPORT

PRODUCT MANAGEMENT

         Our telecom Product Management Group consists of two Vice-Presidents -- one responsible for physical-layer and the other for protocol-layer testing -- as well as product managers who have various degrees in engineering, science and business administration. Product managers, under the direction of the respective Vice-Presidents, are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have implemented a customer relationship management (CRM) system to compile market and customer information including forecasts, leads and competitive data. We use this information to make strategic business decisions. Finally, a strategic marketing specialist analyzes markets, market trends, compiles competitive information and identifies macro-trends in our sector.

         Product management for our photonics and life science solutions is managed by product managers out of Toronto, Canada and Victor, NY. Toronto handles product management for light sources and related accessories, including the X-Cite 120 Fluorescence Illumination System. Product management for nanopositioning and optical instruments is handled at our Victor, NY, location. Responsibilities include product strategy, new product introductions, definition of new features and functions, pricing, product launches, and advertising campaigns.

MARKETING/COMMUNICATIONS

         Our Marketing-Communications Group, which consists of project managers, commercial writers, translators and graphic artists, supports our Product Management Group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. Our
Marketing/Communications Group is also responsible for all sales tools required by our worldwide sales force and for updating our Web site.

CUSTOMER SUPPORT

         Customer support is deemed a corporate mandate at EXFO. As such, our Customer Support Group handles requests from our customers worldwide. Our Customer Support Group consists of three distinct units: Inside Sales, Technical Support and After-Sales Service.

         Inside Sales is mainly responsible for guiding customers in purchasing the correct equipment for their respective applications, issuing quotations and promoting our Flexcare service program. In order to provide customers with one central point of contact, our service representatives work with the customer from purchasing equipment to helping them service the equipment, if necessary. These services are provided in English, French, Spanish or Chinese.

         Within our Technical Support team, we have agents who provide troubleshooting support to our customers as well as trainers and installers who offer on-site servicing for more complex equipment.

         To offer superior After-Sales Service worldwide, we have service centers based in North America, Europe and Asia. These service centers provide, technical support, software upgrades, calibration and repairs for our customers.

MANUFACTURING

         Our manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality assurance, shipping, billing and customs management. As of December 15, 2003, we had 218 employees involved in our manufacturing operations. Most of our manufacturing activities, which occupy a total of approximately 76,910 square feet, are spread among five buildings in four cities.

         First, we occupy 50,000 square feet in Quebec City, Canada, and 3,300 square feet in Montreal, Canada. These manufacturing operations include the following responsibilities:

         o PRODUCTION. From production planning to product shipment, our production department is responsible for manufacturing high-quality products on time. Factories are organized in work cells; each cell consists of specialized technicians and equipment and has full responsibility over a product family. Technicians are cross-trained and versatile enough, so that they can carry out specific functions in more than one cell. This allows shorter lead times by alleviating bottlenecks.

         o PRODUCT ENGINEERING AND QUALITY. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. Quality is assured through product testing at numerous stages in the manufacturing process to ensure that our products meet stringent industry requirements and our customers' performance requirements. Our quality assurance program has been certified ISO 9001/2000 at two locations and is in the process of being certified at other sites.

         o SUPPLY-CHAIN MANAGEMENT. This department is responsible for sales forecasting, raw material procurement, material-cost reduction and vendor performance management. Our products consist of optical, electronic and mechanical parts, which are purchased from suppliers around the world. Approximately one-third of our parts are manufactured to our specifications. Materials represent the biggest portion of our cost of goods and will continue to grow as we rely more and more on outsourcing our manufacturing. Our performance is tightly linked to vendor performance, requiring greater emphasis on this critical aspect of our business.

         We also occupy 10,000 square feet in Toronto, Canada, and 13,610 square feet in Victor, NY. Our operations group in Toronto manufactures light-based curing products and related accessories for the semiconductor, electronic, and medical device manufacturing markets. Operations in Toronto consist of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Our facility in Victor, NY, manufactures optical instrumentation and precise positioning equipment that is used in research, engineering and production applications across a variety of fields. Recognizing the importance of reduced time-to-market for our solutions, we have focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly. Similar to operations at our Toronto location, manufacturing at Victor, NY, is focused on high value-added areas such as assembly and testing, with major manufacturing elements subcontracted to various key suppliers. Following our key responsibilities in our Toronto and Victor manufacturing process:

         MANUFACTURING - consists primarily of assembly and test capabilities where all major manufacturing elements are subcontracted to various key suppliers. These components are integrated into assemblies and tested in order to ensure all operating specifications have been met for each product manufactured. Capacity and production planning are utilized on an on-going basis to ensure that adequate resources are available to meet forecasted and actual demand.

         PROCUREMENT - activities are focused on developing key suppliers that are able to manufacture components to our specifications and ensuring the most competitive price has been attained. Supplier evaluation is the joint departmental effort of operations, engineering and the quality group.

         WAREHOUSE - RECEIVING, in-coming inspection and warehousing of components used for product realization, along with shipping and custom transactions, are controlled in this area.

         DOCUMENT CONTROL - configuration control on all released products is maintained by managing the system for engineering change.

         QUALITY CONTROL - Receiving inspection, final product verification, control of non-conforming product, control of inspection, test and measurement equipment are control by in area.

COMPETITION

         The telecommunications test and measurement industry is highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

         o        product performance and reliability;

         o        level of technological innovation;

         o        product lead times;

         o        breadth of product offering;

         o        ease of use;

         o        brand-name recognition;

         o        customer service and technical support;

         o        strength of sales and distribution relationships;

         o        financial stability; and

         o        price.

         The telecommunications test and measurement industry has recently undergone, and will continue to undergo, significant restructuring and consolidation. We have seen, and expect to continue to see, some competitors opting for a strategic retreat, redirecting their research and development to other sectors, divesting or merging.

         Generally, competitors fall into two categories. The first category consists of global test and measurement vendors, who complement their broad range of products with optical test and measurement equipment. These companies include Acterna Corporation, Agilent Technologies, Inc., Ando Corporation, Anritsu Corporation, NetTest, Spirent plc and Tektronix, Inc.

         The second category refers to niche companies in the test and measurement industry or other significant telecommunications players operating inside a niche test and measurement market. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave, Inc., Finisar Corporation, Ixia, JDS Uniphase Corporation, and Sunrise Telecom Incorporated.

         Competition for our photonics and life science solutions is quite varied, depending upon product line. Competitors that sell light-based curing products include Hamamatsu, Ushio and Matsushita (Panasonic) in Asia, with Hamamatsu increasing its presence in North America. With regard to our X-Cite 120 Fluorescence Illumination System, main competitors consist of microscope manufacturers who have developed lamp housings for low-wattage mercury burners in-house. Finally, our nanopositioning and optical instruments, which are designed for various life science applications, compete against products from companies like Sutter Instruments, High Finesse and ATOS.


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

         In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission, or the FCC, the Food and Drug Administration, or the FDA and the Occupational Safety and Health Administration, or OSHA. Under the FCC's regulations, our products must comply with certain EMC (electro magnetic compatibility) requirements to insure they do not generate/and are immune from electrical noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA's non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA's regulations are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA.

         Similar regulations apply in other countries. For example, in Canada our products must comply with the applicable standards adopted by the SCC (Standards Council of Canada). These include product safety standards developed the Canadian Standards association as well as EMC requirements adopted by Industry Canada. Countries in the European Union require product compliance as dictated by an applicable directive, often referred to as CE marking. This includes testing to ensure compliance with harmonized EN (European Norm) standards for both product safety and EMC requirements. Other significant types of regulations not described in this annual report also may apply, depending upon the relevant product and country of destination.

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

         We currently hold 21 U.S.-issued and six Canadian-issued patents and we have 21 U.S., 16 Canadian and eight Patent Cooperation Treaty patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from April 19, 2005 to March 31, 2021.

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

         o an optical spectrum analyzer using optical fibers as input and output "slits". This invention forms the basis of our FTB-5240, FTB-5240B and IQ-5250 products. This patent application is in process in the United States, Canada, Europe (pursuant to PCT) and China;

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


C.       ORGANIZATIONAL STRUCTURE

         As of December 15, 2003, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.


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
EXFO UK Limited   EXFO Photonic   GEXFO           GAP Optique   EXFO Asia   Nortech Fibronic  EXFO Protocol     Burleigh
27/02/2001        Solutions Inc.  Distribution    SA            Pacific     Inc.              Inc.(formerly)    Instruments GmbH
(United Kingdom)  (formerly Efos  Internationale  17/05/1994    PTE Ltd.    14/08/1991        Avantas Networks  (Germany)
Non-operating        Inc.)        Inc.            (Switzerland) 18/01/2001  (Canada)          Corporation)      Non-operating
                  20/02/1984      17/12/1992      Operating     (Singapore)  Non-operating    02/11/2001
                  (Ontario)       (Quebec)                      Operating                     (Canada)
                  Operating        Holding                                                    Dissolved
                                                                                              12/09/2003
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
                  EXFO Europe     EXFO            EXFO USA                  [Nortech
                  SARL            International   Inc.                      Fibronic Inc.
                  08/02/1994      Services        07/12/2000                (Texas)
                  (France)        Management LLC  (Delaware)                Dissolved
                  Operating       22/11/2000      Holding                   07/09/2001]
                                  (Hungary) -
                                  Operating
                                                      /
                                  -------------------------------------------
                                  100%            100%          100%
                                  ------------    ---------     -------------
                                  EXFO America    EXFO          EXFO Gnubi
                                  Inc.            Burleigh      Products
                                  15/12/1992      Products      Group Inc.
                                  (Delaware)      Group Inc.    04/09/2002
                                  Operating       25/08/1972    (Delaware)
                                                  (New York)    Non-Operating
                                                  Operating
                                                  /       \
                                  -------------------------------------------
                                  71.5%                         100%
                                  -------------                 -------------
                         **       [Burleigh                     Burleigh
                         28.5%    Instruments                   Automation
                                  (UK) Ltd.                     Inc.
                                  (United                       (Delaware)
                                  Kingdom)                      Non-operating
                                  Dissolved
                                  12/11/2002]

D.       PROPERTY, PLANT AND EQUIPMENT

         Our main offices and facilities are located in Quebec City, Canada where we now occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Canada (formerly EXFO Protocol). In addition, we maintain sales offices in China, France, Germany, Great Britain, Japan, Singapore, Mexico and the United States. EXFO Burleigh's facilities are located in Victor, in the state of New York, EXFO Gnubi and EXFO America are located near Dallas, Texas and EXFO Photonic is located near Toronto.

         In September 2002, we obtained ownership of one of the buildings housing production facilities in Quebec City that was previously leased from a company controlled by EXFO's president and chief executive officer. In September 2003, due to down-sizing efforts, we were able to move all of our Quebec City activities into two buildings, rather than three. Though we no longer occupy the facilities at 465 Godin Avenue in Vanier, we remain bound by the lease until November 30, 2006.

         The following table sets forth information with respect to the main facilities that we occupy as of December 15, 2003.

LOCATION                     USE OF SPACE                                     SQUARE FOOTAGE     TYPE OF INTEREST
--------                     ------------                                     --------------     ----------------
436 Nolin Street             Manufacturing                                     44,164              Owned
Vanier (Quebec)

400 Godin Avenue             Research and Development, Manufacturing,         128,800              Owned
Vanier (Quebec)              Executive and Administrative

465 Godin Avenue             Unoccupied                                        24,000             Leased
Vanier (Quebec)

2260 Argentia Road           Research and Development, Manufacturing           36,000             Leased
Mississauga (Ontario)        and Administrative

2650 Marie-Curie             Research and Development, Manufacturing           26,000             Leased
St-Laurent (Quebec)          and Administrative

7647 Main Street Fishers     Research and Development, Manufacturing           40,000              Owned
Victor (New York)            and Administrative

4275 Kellway Circle          Research and Development,                         10,894             Leased
Addison (Texas)              Manufacturing and Administrative

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2003, 2002 and 2001, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this annual report, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except for significant differences, as described in Note 20 to our consolidated financial statements.

INDUSTRY OVERVIEW

         Telecommunications companies, still dealing with reduced spending levels, were affected by a number of external forces during fiscal 2003, including geo-political and economic uncertainty, the outbreak of SARS in Asia, as well as the declining strength of the US dollar. To cope with these market realities, network service providers, the first link in the telecommunications supply chain, continued to service their debt loads and conserve cash. Moreover, as capital expenditure (CAPEX) budgets increasingly drew nearer to maintenance-level run rates, network service providers turned their attention to operating expenditures (OPEX) for further savings.

         Lower spending levels necessarily produced a trickle-down effect throughout the telecommunications industry, namely for system vendors, component manufacturers as well as for test and measurement equipment vendors. System manufacturers were negatively affected by the significant reduction in the deployment of long-haul optical networks, but benefited from some activity in metro and access networks. Optical component manufacturers were hardest hit by the downturn, given their position in the supply chain, the relative stability of technology and the excess manufacturing capacity in this sector. The ongoing consolidation within the component manufacturing market provides an inkling of its weaker health.

         Test and measurement equipment vendors also felt the impact of reduced network service provider spending with less demand for orders. In addition, some competitors increasingly applied pricing pressure to obtain contracts, which eroded margins across the board. The gray market for test and measurement instruments, especially involving optical component manufacturing applications, further compounded the soft market. On the other hand, test and measurement vendors--whose products enable customers to lower CAPEX and OPEX, as well as deploy next-generation architecture--still attracted the attention of network service providers and system manufacturers for certain projects.

COMPANY OVERVIEW

         EXFO is a leading designer and manufacturer of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry. We market more than 90 product families to a diverse customer base in approximately 70 countries around the world. We develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments and test systems for optical transmission system and component vendors as well as for research and development labs.

         EXFO was founded in Quebec City, Canada, in 1985. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities. These products, namely modular and benchtop units, tend to be more complex and higher-priced than field-testing ones. In 1999, we entered the remote fiber test system (RFTS) market. This type of system allows network service providers to monitor the integrity of their fiber-optic systems in real time, twenty-four hours a day, seven days a week.

         In the last two years, we have strengthened our competitive position through the acquisition of two protocol-layer test businesses. In November 2001, we expanded into protocol-layer testing with the acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of fiber-optic testing and optical-network-performance management equipment for network service providers. This transaction was highly strategic because it enabled us to combine protocol-, optical- and physical-layer testing inside a single platform--the FTB-400 Universal Test System-- to help our customers increase revenues and reduce operational costs.

         In October 2002, our newly created wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. EXFO Gnubi's protocol-layer test equipment targets the fully complementary system manufacturer market, while EXFO Protocol's offering focuses on the network service provider market. Jointly, these strategic acquisitions enabled us to double our addressable market as we expanded from physical- and optical-layer testing to also cover protocol-layer testing applications in the telecom and datacom market, while offering a more complete fiber-optic test solution to customers.

         Previously, we completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business, a market addressed by an EXFO Burleigh product line.

         One of our strongest competitive advantages is our modular platform design, which we first launched in 1996; and with the introduction of all-in-one test sets that cover physical-, optical- and protocol-layer test requirements in 2002, we believe that we remain the industry leader in this area. In 2003, we raised our field-testing platform to a new level by enabling field technicians to seamlessly automate their test applications. The first software product within EXFO's Integrated Applications Suite, the Lambda Auto-Sweeper, automates the interaction and common reporting of three test modules within our FTB-400 field-testing platform: SONET/SDH Analyzer, Optical Spectrum Analyzer and DWDM Channel Selector.

         As described above, we have faced difficult market conditions in the telecommunications industry in the last two years; we experienced a decrease in sales and incurred significant operating losses. To cope with these realities, we implemented several restructuring actions since the last quarter of fiscal 2001. These actions resulted in workforce reductions of 245, 350 and 172 employees in fiscal 2001, 2002 and 2003, respectively. We also adopted rigorous cost-control measures and rationalized our business model. In addition, we incurred significant asset impairment charges related to these market conditions, namely for inventories, goodwill, intangible assets and future income tax assets.

         To better serve the needs of end-customers in different markets and simplify our business model, we reorganized our business under two new divisions at the beginning of fiscal 2004. Our Telecom Division consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines. This division is focused on network service providers, telecommunication system manufacturers and optical component vendors on a global basis. Our Photonics and Life Sciences Division, which mainly leverages our core technologies, includes former Industrial and Scientific non-telecom product lines. This division has been created to maximize value from developed and acquired telecom technologies.

         Following this reorganization, our two new divisions now have respective sales, marketing, R&D, manufacturing and management teams and will, therefore, be presented under two corresponding operating segments. We will provide the required segmented disclosures in our interim consolidated financial statements beginning in the first quarter of fiscal 2004. However, we will not provide comparative information for previous periods about each reportable segment, except for sales and total assets, because this information is not available and is impracticable to determine.

SALES

         We sell our products to a diversified customer base in approximately 70 countries around the world through our direct sales force and, indirectly, through distribution channels. Our customers are comprised of telecommunications carriers, network service providers, system and optical component manufacturers, as well as research and development laboratories. We have a diversified customer base, both in terms of sector and geographical area, which provides us with reasonable protection regarding concentration of credit risk. As for customer breakdown, no customer accounted for more than 9.2%, 10.2% and 6.4% of sales in fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, our three most significant customers represented 17.5% of sales, compared to 15.4% of sales in 2002 and 12.8% of sales in 2001.

COST OF SALES

         Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete or scrapped materials are also included in cost of sales.

         In 2003, we reclassified certain expenses from selling and administrative expenses to cost of sales. Comparative figures have been reclassified accordingly.

OPERATING EXPENSES

         We classify our operating expenses into three general categories: selling and administrative expenses, research and development expenses and amortization expenses.

         Selling and administrative expenses consist primarily of salaries and related expenses for personnel (net of government grants), sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

         Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development carried out in Canada. Related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses. Tax credit write-offs are included in net research and development expenses.

         Operating expenses related to our restructuring plans have been recorded as a separate component of operating expenses. These expenses consist primarily of severance expenses, costs to exit leased facilities as well as write-offs of unused long-lived assets.

OUR STRATEGY

         We are more than ever committed to becoming a dominant player in the global telecommunications test and measurement industry, while leveraging our technology base in targeted photonics and life science markets. To summarize our fiscal 2004 strategy, we plan to increase sales through market-share gains, maximize profitability and growth on a long-term basis, innovate our way out of this downturn, and maintain a sound financial position.

INCREASE SALES THROUGH MARKET-SHARE GAINS

         In fiscal 2004, we will focus on continued market-share gains to achieve growth, considering a scenario based on a stable or slightly declining telecommunications market. In 2003, we believe that we gained market share among network service providers by strengthening the leadership position of our FTB-400 field-testing platform and by extending its reach to telecom and datacom protocol-layer test applications.

         We also leveraged our protocol-layer acquisitions (formerly Avantas Networks and gnubi communications) to enhance our strategic position and sales results in this mission-critical sector for our targeted end-markets. Evidence of this newfound traction is reflected in our protocol-layer test sales, which accounted for more than 10% of total revenues in each of the last three quarters of 2003. With continued quality of execution, protocol-layer activities are expected to play a larger role and contribute to our growth in 2004.

         Looking ahead, we intend to further expand our presence with network service providers, who are increasingly focusing on reducing operating expenditures (OPEX) as capital expenditures (CAPEX) draw nearer to maintenance-level run rates. The unique value proposition inherent to our flexible, PC-based FTB-400 modular test platform and related suite of test technologies reduces both CAPEX and OPEX, aptly matching the priorities of network service providers and installation teams of system vendors.

         Speaking of system vendors, we also started to target their R&D and manufacturing teams in fiscal 2003--as evidenced by the acquisition of GNUBI COMMUNICATIONS. Following significant balance sheet restructuring, system vendors are gradually recovering, showing positive cash flow and even profits. We believe they will continue to recover in 2004 and will represent a major end-market for EXFO in the long term.

         In addition, we intend to leverage synergies across our entire protocol R&D activities to accelerate the development of innovative, advanced and differentiated test solutions that maximize the reuse of technologies over multiple market segments. The design, manufacturing and deployment of next-generation SONET/SDH networks, combined with the convergence of multiple applications on simplified architectures and our strong market position on the physical-layer side, represent a significant market opportunity for our Telecom Division as we continue to expand our addressable markets.

         As indicated by the realignment of our operations, we also intend to maximize revenue streams by leveraging our core telecom expertise into select adjacent markets. For example, we recently launched the X-Cite 120 Fluorescence Illumination System that was based on our adhesive curing technology for optical component manufacturing. Through joint development and reseller agreements with market-leading microscope manufacturers, we plan to take advantage of their large sales organizations and established base of microscopes to grow revenues in our Photonics and Life Sciences Division.

MAXIMIZE PROFITABILITY AND GROWTH ON A LONG-TERM BASIS

         Returning to profitability is also a key priority for EXFO. We intend to design differentiated, higher-margin products in our R&D labs, streamline our manufacturing operations and review our supply chain in order to reduce our cost of goods. As well, we will keep fine-tuning our sales process to offset ongoing pricing pressure by some competitors. These initiatives should help us improve our gross margin, which fell to 47.4% (excluding inventory write-offs and a non-recurring gain) in fiscal 2003, to at least 50% in fiscal 2004 and accelerate our return to profitability. A balance between profitability and growth, however, is critical to ensure the long-term success of the company. We believe that our operating expenses have reached a level in which we cannot make additional significant reductions without compromising our medium- and long-term growth prospects. We reduced our selling and general administrative expenses by 20% to $27.0 million in fiscal 2003, from $33.9 million in 2002 and by 25% in 2002, from $45.0 million in 2001. On the other hand, we maintained our gross R&D expenses at $17.1 million in 2003 compared to $17.0 million in 2002 and $17.6 million in 2001. We plan to keep a tight control on operating costs with leaner and more flexible operations. However, the ongoing strength of the Canadian dollar (compared to the US dollar) may have a negative impact on our operating costs in 2004 and may offset some of our restructuring efforts.

INNOVATE OUR WAY OUT OF THE DOWNTURN

         Ever since we founded EXFO in 1985, innovation strategies were focused on being first to market with unique solutions that anticipate and better address customer requirements. Our market-driven approach can be demonstrated through a long history of industry firsts--first modular optical test platform, first all-in-one field-testing platform, first portable polarization mode dispersion (PMD) analyzer, etc. This focus on delivering a unique value proposition to the marketplace is of strategic importance to improve our gross margin in the upcoming year. Our strong product pipeline delivered 15 new products to the marketplace in 2003, most of which include telecom-related solutions such as a next-generation PMD analyzer that can characterize PMD levels in high-speed optical networks, a Fibre Channel test module for installation and commissioning of storage area networks, and a 2.5+ Gigabit multi-rate transceiver for protocol-layer test applications. Sales of new products (on the market two years or less) accounted for 49% of total sales in 2003. These numbers reflect our commitment to the future and indicate that our innovation strategy is working at EXFO. We intend to keep innovating our way out of this downturn in 2004. As network service providers and system manufacturers turn their attention to metro, access and fiber-to-the-home networks and as systems converge toward data-centric, Internet Protocol-based technologies, we are developing the sophisticated test solutions required to match heightened network complexity.

MAINTAIN A SOUND FINANCIAL POSITION

         For more than 18 years, we have maintained a solid balance sheet and, at the end of fiscal 2003, we had a cash position of $57.4 million and practically no debt. This fiscal responsibility provides our customers with the assurance that they can count on EXFO as a solid, long-term partner.

         Our cash position will allow us to continue investing significantly in R&D in order to develop new solutions and tap into new markets, while some of our competitors face more significant financial pressure.

KEY PERFORMANCE INDICATORS

         As measures to assess the realization of our strategic plan and its objectives, we have set out four consolidated key performance indicators, which are summarized as follows:

Strategic objectives                     Key performance indicators
--------------------------------------------------------------------------------
Increase sales through market-share      10% sales growth year-over-year,
gains                                    a stable or slightly declining
                                         telecommunications market

Maximize profitability and growth on     50% gross margin in fiscal 2004
a long-term basis

Innovate our way out of the downturn     45% of our sales from new products (on
                                         the market two years or less) during
                                         fiscal 2004

Maintain a sound financial position      Positive cash flows from operating
                                         activities during fiscal 2004*
--------------------------------------------------------------------------------
* Assuming no major acquisitions of businesses and/or technologies and stability in the value of the Canadian dollar compared to the US dollar.


CAPABILITY TO DELIVER RESULTS

         At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this annual report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, warranty obligations, restructuring charges as well as contingencies and other obligations. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

         The following summarizes our critical accounting policies as well as those that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

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

         Delivery generally occurs when the product is shipped to a transporter.

         At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed and determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

         Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

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

         ALLOWANCE FOR EXCESS AND OBSOLETE INVENTORIES. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

         RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities have a different interpretation of laws and application of conditions related to the programs or that we will not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a large part of our tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made. We review the recoverability of such tax credits on a quarterly basis. Please refer to the "Research and development" section further in this item.

         IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. The amount of impairment loss, if any, is the excess of the carrying value of goodwill over its fair value. On September 1, 2002, upon the adoption of section 3062 of the Canadian Institute of Chartered Accountants (CICA) handbook, "Goodwill and Other Intangible Assets", we performed an initial impairment test of goodwill based on a fair value method. For the purposes of this test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. For the purposes of this evaluation, we used discounted future cash flows as well as sales multiples to estimate the fair value of each reporting unit. The assumptions used reflect our best estimates. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill was not considered impaired at that moment.

         Furthermore, on September 1, 2002, we prospectively adopted section 3063 of the CICA handbook, "Impairment of Long-Lived Assets". Based on this new standard, we assess impairment of intangible assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, based on the recoverability test, is the excess of the carrying value over its fair value. We assess fair value of intangible assets based on discounted future cash flows.

         In the third quarter of fiscal 2003, we assessed impairment of goodwill and intangible assets based on these new standards. Please refer to the "Write-down of goodwill and intangible assets" section further in this item.

         FUTURE INCOME TAXES. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of certain future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our results in the period in which the change was made. We review the recoverability of our future income tax assets on a quarterly basis. Please refer to the "Income Taxes" section further in this item.

         In addition to the two above-mentioned CICA handbook sections, we also adopted the following new handbook sections and guideline in fiscal 2003:

         o Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations"

         o        Section 3870 "Stock-Based Compensation and Other Stock-Based
                  Payments"

         o        Accounting Guideline 14 "Disclosure of Guarantees"

         Please refer to note 2 to our consolidated financial statements included in item 18 of this annual report for further information about these new standards and their impact on our financial statements.

RESULTS OF OPERATIONS

         The following table sets forth certain Canadian GAAP consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

YEARS ENDED AUGUST 31,                      2003         2002         2001         2003        2002        2001
----------------------------------------------------------------------------------------------------------------
Sales ..............................   $  61,930    $  68,330    $ 146,013        100.0%      100.0%      100.0%

Cost of sales (1) ..................      36,197       52,366       56,207         58.4        76.6        38.5
----------------------------------------------------------------------------------------------------------------

Gross margin (2) ...................      25,733       15,964       89,806         41.6        23.4        61.5
----------------------------------------------------------------------------------------------------------------

Operating expenses

  Selling and administrative (1) ...      26,991       33,881       44,975         43.6        49.6        30.8

  Net research and development .....      15,879       12,782       13,601         25.6        18.7         9.3
  Amortization  of  property,  plant
     and equipment .................       6,139        5,932        3,559          9.9         8.7         2.4

  Amortization of intangible assets        4,747       11,615        9,876          7.7        17.0         6.8

  Write-down of intangible assets ..       2,922       23,657           --          4.7        34.6          --

  Restructuring and other charges ..       4,134        2,880        3,288          6.7         4.2         2.3
----------------------------------------------------------------------------------------------------------------

Total operating expenses ...........      60,812       90,747       75,299         98.2       132.8        51.6
----------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations ....     (35,079)     (74,783)      14,507        (56.6)     (109.4)        9.9

Interest income, net ...............       1,245        1,456        6,098          2.0         2.1         4.2

Foreign exchange gain (loss) .......      (1,552)        (458)       3,327         (2.5)       (0.7)        2.3
----------------------------------------------------------------------------------------------------------------

Earnings  (loss) before income taxes
  and  amortization  and  write-down
  of goodwill ......................     (35,386)     (73,785)      23,932        (57.1)     (108.0)       16.4

Income taxes .......................      15,059      (25,451)       8,150         24.3       (37.2)        5.6
----------------------------------------------------------------------------------------------------------------

Earnings (loss) before  amortization
  and write-down of goodwill .......     (50,445)     (48,334)      15,782        (81.4)      (70.8)       10.8

Amortization of goodwill ...........          --       38,021       31,076           --        55.6        21.3

Write-down of goodwill .............       4,505      222,169           --          7.3       325.1          --
----------------------------------------------------------------------------------------------------------------

Net loss for the year ..............   $ (54,950)   $(308,524)   $ (15,294)       (88.7)%    (451.5)%     (10.5)%
=================================================================================================================

Basic and diluted net loss per share   $   (0.87)   $   (5.09)   $   (0.29)

Research and development data:
  Gross research and development ...   $  17,133    $  17,005    $  17,601         27.7%       24.9%       12.1%
  Net research and development .....   $  15,879    $  12,782    $  13,601         25.6%       18.7%        9.3%
----------------------------------------------------------------------------------------------------------------

OTHER DATA (UNAUDITED)(3):
  Pro forma net earnings (loss) ....   $ (11,476)   $ (11,248)   $  24,500        (18.5)%     (16.5)%      16.8%
  Basic  and  diluted  pro forma net
     earnings (loss) per share .....   $   (0.18)   $   (0.19)   $    0.46

(1) Certain comparative figures have been reclassified to conform with the current year's presentation.

(2) Including inventory write-offs of $4,121, $18,463 and nil for the years ended August 31, 2003, 2002 and 2001, respectively and a non-recurring gain of $473 for the year ended August 31, 2003. Excluding inventory write-offs and the non-recurring gain, gross margin would have reached 47.4% for the year ended August 31, 2003. Excluding inventory write-offs, gross margin would have reached 50.4% for the year ended August 31, 2002. This latter information is unaudited and is a non-GAAP measure.

(3) Net earnings (loss) excluding amortization and write-down of goodwill, non-recurring tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges, inventory and tax credits write-offs and non-recurring grants recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 61 of this item for a detailed quantitative reconciliation.

SALES

         Sales totaled $61.9 million, $68.3 million and $146.0 million in fiscal 2003, 2002 and 2001, respectively.

         Compared to fiscal 2002, sales decreased 9% in 2003 due to increased pricing pressure by vendors and the continued slowdown in the global telecommunications industry.

         Despite depressed spending levels in the telecommunications industry and the overall decrease of our sales in fiscal 2003, our sales of Portable and Monitoring products increased 3%, compared to 2002, mainly because of heightened traction in the protocol-layer test sector. On the other hand, our Industrial and Scientific product sales decreased 26% in fiscal 2003, compared to 2002, mainly due to the collapsed market for optical components and the resulting gray market. Overall for fiscal 2003, it was a 65%-35% sales split in favor of our Portable and Monitoring products compared to a 57%-43% split in favor of our Portable and Monitoring products in 2002.

         It should be noted that the exited component manufacturing automation business generated nominal sales in fiscal 2003. Therefore, the exit of this business will not have a significant impact on our future sales.

         With respect to the new business organization outlined earlier in this document, it would have been a 79%-21% sales split in favor of our Telecom Division in fiscal 2003. We expect this split to remain relatively unchanged in fiscal 2004.

         Net accepted orders decreased 4% to $55.7 million in fiscal 2003 from $58.3 million in 2002. Our net book-to-bill ratio increased to 0.90 in fiscal 2003 compared to 0.85 in 2002. In fiscal 2003, our net accepted orders were more stable quarter-over-quarter, compared to fiscal 2002, despite the continued decline in most of our end-markets. We believe that this is a clear indication that we gained market share overall.

         Sales decreased 53% in fiscal 2002, compared to 2001, due to a reduced demand for our products and pricing pressure attributable to the severe downturn in the telecommunications industry. Despite the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol, we were not able to maintain our sales level year-over-year. Both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure. Our Industrial and Scientific products, however, were the most affected by the downturn, especially the optical component manufacturer end-market, given significant industry consolidation and reduced sales volume following the telecom peak. With regard to sales distribution, it was a 57%-43% sales split in favor of our Portable and Monitoring products in fiscal 2002 compared to 52%-48% in favor of our Industrial and Scientific products in 2001.

         Net accepted orders decreased 56% to $58.3 million in fiscal 2002 from $132.1 million in 2001. Our book-to-bill ratio decreased to 0.85 in fiscal 2002 from 0.90 in 2001.

         North American sales accounted for 59%, 57% and 58% of global sales in fiscal 2003, 2002 and 2001, respectively. International sales represented 41%, 43% and 42% of global sales in fiscal 2003, 2002 and 2001, respectively. Despite the relative stability in our international sales between fiscal 2003 and 2002, as a percentage of total sales, sales to the Asian market decreased to 16% of global sales in fiscal 2003 compared to 19% in 2002. On the other hand, sales to the Latin American market increased to 7% of global sales in fiscal 2003 compared to

4% of sales in 2002. Most of our sales to these two markets are made through tenders, which may vary in number and significance from period to period. In addition, the SARS outbreak also affected our sales in Asia to some extent.

         The increase in international sales in fiscal 2002, compared to 2001, mainly reflects our sustained efforts to develop the Asian market. Sales to the Asian market reached 19% of global sales in fiscal 2002 compared to 13% in 2001.

         We expect a similar split in favor of our North American sales in fiscal 2004, considering the current state of the market and our past results.

GROSS MARGIN

         Gross margin amounted to 41.6%, 23.4% and 61.5% of sales for fiscal 2003, 2002 and 2001, respectively.

         In fiscal 2003, we recorded inventory write-offs of $4.1 million for obsolete and excess inventories. These special charges were required considering product phase-outs, reduced needs for the 12 months following the time of the write-offs, current market conditions as well as our exit from the optical component manufacturing automation business. In 2003, we also recorded a non-recurring gain of $473,000 related to a grant recovery upon a tax assessment received in 2003. Excluding these special items, gross margin would have reached 47.4% of sales. Even excluding these special items, gross margin decreased 3% in fiscal 2003, compared to 2002, as adjusted on the same basis. The decrease is attributable to several reasons. First, existing market conditions and the competitive landscape inevitably led to increased pricing pressure. This, combined with a lower sales level in fiscal 2003, prevented a better absorption of our fixed manufacturing costs, which ultimately caused margin erosion. In addition, shift in product mix in favor of our Portable and Monitoring products caused our gross margin to decrease, as these products tend to have lower margins than our Industrial and Scientific products. However, the decrease in our gross margin was offset in part by our increased efficiency and restructuring efforts in 2002 and 2003.

         In fiscal 2002, we recorded inventory write-offs of $18.5 million for obsolete and excess inventories. These special charges were recorded due to weaker demand for our products and our expected needs for the 24 months following the time of the write-offs. Excluding these special charges, our gross margin would have reached 50.4% of sales. Even excluding these special charges, our gross margin decreased 11.1% in fiscal 2002, from 61.5% in 2001, mainly because of the significant decrease in sales in 2002. Weaker demand for our products and pricing pressure prevented a better absorption of our fixed manufacturing costs. Also, our manufacturing capacity in Quebec City, Quebec, and Victor, New York, almost doubled in fiscal 2001, while sales decreased significantly in 2002.

         With our recent cost-reduction measures and tight control on operating costs, we believe that our gross margin should improve to at least 50% of sales in fiscal 2004 compared to 47.4% in fiscal 2003. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence and excess costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in the telecommunications test and measurement industry.

         It should be noted that a new presentation was adopted in 2003, in which certain expenses were reclassified from selling and administrative expenses to cost of sales. Consequently, comparative figures have also been reclassified, resulting in cost of sales increases of 2.3% and 0.9%, respectively for fiscal 2002 and 2001, with comparable decreases in selling and administrative expenses for these same years.

SELLING AND ADMINISTRATIVE

         Selling and administrative expenses reached $27.0 million, $33.9 million and $45.0 million for fiscal 2003, 2002 and 2001, respectively. As a percentage of sales, selling and administrative expenses amounted to 43.6%, 49.6% and 30.8% for fiscal 2003, 2002 and 2001, respectively.

         As a result of our restructuring plans implemented during the second and the third quarters of fiscal 2002 and in the third quarter of 2003, we were able to reduce our selling and administrative expenses by 20% year-over-year. The decrease in sales in fiscal 2003 also resulted in lower commissions and marketing expenses. Finally, in fiscal 2003, we recorded a non-recurring gain of $239,000, related to a grant recovery upon a tax assessment. However, the decrease in our selling and administrative expenses was offset in part by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi in November 2001 and October 2002, respectively.

         Also, the increased strength of the Canadian dollar, compared to the US dollar, in fiscal 2003, prevented us from further reducing our selling and administrative expenses. A large portion of our selling and administrative expenses are incurred in Canadian dollars. Consequently, the increase in the average value of the Canadian dollar, compared to the US dollar, in 2003, caused our selling and administrative expenses to increase since we report our financial results in US dollars. Overall, despite the latter reasons, we were able to reduce our selling and administrative expenses by nearly $7 million year-over-year, mainly because of the impact of our recent restructuring efforts and cost-control measures on these expenses.

         As a result of the restructuring plans we implemented since June 2001, combined with the significant sales decrease in fiscal 2002, we were able to reduce our selling and administrative expenses, including lower commission expenses in fiscal 2002 compared to 2001. However, this decrease was offset in part by the impact of the acquisition of EXFO Protocol in November 2001. On the other hand, the significant drop in sales in fiscal 2002 caused the selling and administrative expenses percentage to increase since a large portion of these expenses tend to be fixed and because sales decreased at a faster rate than selling and administrative expenses.

         For fiscal 2004, we expect our selling and administrative expenses in US dollars to remain flat compared to 2003. We believe that such a level represents a good balance between cost reduction and an acceptable cost structure to improve sales, provide quality service to customers, as well as integrate and run our acquired businesses, thus strategically positioning our company. Overall, our selling and administrative expenses in Canadian dollars will decrease as a result of our recent restructuring efforts and tight cost-control measures. However, the rapid and significant 6.9% increase of the Canadian dollar at the end of fiscal 2003, compared to its average value of US$0.675 during that same year, will negatively affect our selling and administrative expenses.

RESEARCH AND DEVELOPMENT

         Gross research and development expenses totaled $17.1 million, $17.0 million and $17.6 million for fiscal 2003, 2002 and 2001, respectively. As a percentage of sales, gross research and development expenses amounted to 27.7%, 24.9% and 12.1% for fiscal 2003, 2002 and 2001, respectively.

         Although restructuring actions were fully offset by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi, our dollar-amount gross research and development expenses remained flat in fiscal 2003 compared to 2002. These two subsidiaries' significant level of research and development activities, combined with the strength of the Canadian dollar, compared to the US dollar, increased our research and development costs in Canada. The percentage increase in fiscal 2003, compared to 2002, can be explained by the fact that despite challenging market conditions, we continued investing heavily in research and development, especially in the protocol-layer sector. In fact, in 2003, we launched 15 new products, most of which were telecom-related solutions. Furthermore, in that same year, 49% of sales originated from products that have been on the market two years or less.

         The slight decrease in gross research and development dollars in fiscal 2002, compared to 2001, is mainly due to the mix and timing of research and development projects and the effect of our restructuring plans implemented in 2002; these factors were partially offset by the impact of the acquisition of EXFO Protocol. In fiscal 2002, we released 25 new products and 48% of sales originated from products that have been on the market two years or less.

         Tax credits and grants from Canadian federal and provincial governments for research and development activities were $3.6 million, $4.2 million and $4.0 million for fiscal 2003, 2002 and 2001, respectively. The dollar-amount decrease in tax credits and grants in fiscal 2003, compared to fiscal 2002, is mainly due to three reasons. First, our government grant programs came to an end. Second, the recent acquisition of U.S.-based EXFO Gnubi led to a larger portion of our R&D activities being conducted in the U.S., where such activities are not eligible for tax credits. And, finally, we did not record Canadian federal tax credits for EXFO Protocol in the fourth quarter of 2003 because it is more likely than not that those credits will be recovered in the medium term.

         Considering current- and past-year tax losses, as well as current market conditions, we concluded (according to GAAP) that it was more likely than not that some tax credits will not be recovered and that a write-off was required. Accordingly, in the third quarter of fiscal 2003, we wrote off $2.3 million in Canadian federal tax credits related to EXFO Protocol and, as mentioned above, we did not record such credits for this subsidiary in the fourth quarter of 2003. All tax credits written off can be carried forward against future years' income taxes payable over the next ten years. Canadian federal tax credits are only refundable against income taxes payable.

         Our tax credits and grants remained relatively flat between fiscal 2002 and 2001 since our gross research and development expenses were relatively unchanged year-over-year and since we were entitled to the same grant programs and tax credits.

         Although we intend to reduce our research and development expenses (as a percentage of sales) in the future and despite our recent cost-reduction measures, we expect to continue investing significantly in research and development in the next year, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. This investment in R&D will be focused on solutions for the network-service-provider and system-vendor markets as they are the first two links in the global telecommunications supply chain that are expected to recover. More specifically, we intend to expand our protocol-layer product offering to complement our physical-layer product portfolio and selectively reduce our cost of goods while improving performance.

AMORTIZATION OF INTANGIBLE ASSETS

         In conjunction with the four strategic acquisitions we completed in the last three fiscal years, we recorded $62.0 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the respective dates of acquisition, resulted in amortization expenses of $4.7 million, $11.6 million and $9.9 million in fiscal 2003, 2002 and 2001, respectively.

         Considering respective impairment charges of $2.9 million and $23.7 million for intangible assets recorded in fiscal 2003 and 2002, the amortization expense decreased by approximately $6.4 million year-over-year. Also, as at August 31, 2002, acquired in-process research and development and workforce related to the acquisitions made in fiscal 2001 and 2002 were fully amortized, reducing current-year amortization expenses as well.

         We expect the amortization of intangible assets to be approximately $1.0 million per quarter in fiscal 2004, assuming no acquisitions are made during this time.

WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

         In May 2003, we performed our annual impairment test of goodwill for all our reporting units, except for newly acquired EXFO Gnubi. Also, considering the persisting unfavorable market conditions affecting our subsidiaries' industries, we reviewed the carrying value of intangible assets related to these reporting units.

         As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions were impaired and we recorded an impairment charge of $4.5 million for goodwill and a pre-tax impairment charge of $2.9 million for acquired core technology. Of the total impairment charge, an amount of $6.9 million was related to EXFO Burleigh for goodwill and acquired core technology and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

         The write-down of goodwill and acquired core technology of EXFO Burleigh was required, considering that we exited the optical component manufacturing automation business, whose revenue potential represented a long-term prospect. The write-down of acquired core technology from EXFO Photonic Solutions was required because revenue potential related to this long-lived asset was less than expected in the short and medium term due to the current state of the market.

         However, no impairment of goodwill and intangible assets was required for EXFO Protocol since we believe that revenue potential from the protocol-layer testing market will remain strong in the short and medium term.

         For the purposes of estimating fair values, we used a combination of discounted future cash flows and a market approach (sales multiples). The discounted cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20%, and an annual growth rate ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3. The assumptions used reflect our best estimates.

         Goodwill will be reviewed for impairment in May 2004, or prior to that date if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value.

         In May 2002, as part of our review of financial results, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries and the decline in technology valuations. The growth prospects for our subsidiaries were significantly lower than previously expected and less than those of historical periods. In addition, the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired core technology. Of the total impairment loss of $245.8 million, an amount of $125.0 million was related to EXFO Burleigh for goodwill and acquired core technology, $71.5 million was related to EXFO Photonic Solutions for goodwill and acquired core technology and $49.3 million was related to EXFO Protocol for goodwill.

         The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level, since we had distinct cash flows for each of them and because they were not fully integrated into our activities. The cash flow periods used ranged from three to five years and the annual growth rates ranged between 15% and 30%.

RESTRUCTURING AND OTHER CHARGES

         In fiscal 2001, we implemented a structured plan to reduce our costs and increase our efficiency. Under that plan, we recorded charges of $3.3 million, including $0.8 million in severance expenses for the 245 employees who were terminated throughout the company, $1.5 million for unused long-lived assets and $1.0 million for future payments on exited leased facilities located in the United States.

         In fiscal 2002, we implemented additional structured plans to further reduce our costs. Under these plans, we recorded charges of $2.9 million, including $2.0 million in severance expenses for the 350 employees who were terminated throughout the company and $900,000 for unused long-lived assets.

         In fiscal 2003, we implemented another structured plan to realign our cost structure to current market conditions. Under this new plan, we recorded additional charges of $4.1 million, including $2.8 million in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for unused long-lived assets and $855,000 for future payments on exited leased facilities located around the world. Our estimation of the fair value of such future payments takes into account the estimated sublease rentals over the remaining terms of the exited leases.

         All these special charges are included in the restructuring and other charges in the statements of earnings of the reporting years.

         Our cost-reduction measures represent our best efforts to respond to the difficult market conditions and we expect that they will enable us to reach positive cash flows from operating activities at the end of fiscal 2004. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.

INTEREST INCOME, NET

         Our interest income mainly resulted from our short-term investments, less interest and bank charges. Net interest income amounted to $1.2 million, $1.5 million and $6.1 million for fiscal 2003, 2002 and 2001, respectively. Our net interest income remained relatively flat in fiscal 2003, compared to 2002, while it significantly decreased in 2002 compared to 2001. This decrease was due to the decline in interest rates during 2002 as well as our use of short-term investments to finance strategic acquisitions, operating activities and the purchase of property, plant and equipment.

         We expect our net interest income to remain relatively flat in fiscal 2004, compared to 2003, as we anticipate our cash position and interest rates to remain relatively unchanged.

FOREIGN EXCHANGE GAIN (LOSS)

         Foreign exchange loss amounted to $1.6 million in fiscal 2003 compared to a foreign exchange loss of $458,000 in 2002 and a foreign exchange gain of $3.3 million in 2001.

         The foreign exchange losses in fiscal 2003 and 2002 are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During fiscal 2003, the Canadian dollar value increased significantly, as compared to the US dollar, resulting in significant foreign exchange losses during the second and third quarters of 2003.

         The foreign exchange gain in fiscal 2001 can be mostly attributed to the disposal of short-term investments denominated in US dollars and the translation of operating activities denominated in currencies other than the Canadian dollar.

         We manage our exposure to currency risk with forward exchange contracts and operating activities of Canadian entities denominated in currencies other than the Canadian dollar. Please refer to note 18 to our consolidated financial statements included elsewhere in this annual report.

INCOME TAXES

         Our effective income tax recovery rate was 35.8% (before the future income tax assets valuation allowance and the non-recurring tax recovery) in fiscal 2003, compared to 34.5% in 2002 and compared to our effective income tax rate in fiscal 2001, which was 34.1%.

         Compared to fiscal 2002, our effective income tax recovery rate increased in 2003 because a larger portion of our tax losses were incurred in jurisdictions, such as in the U.S., where the recovery rates were higher.

         In the third quarter of 2003, we reviewed the carrying value of our future income tax assets. Considering existing market conditions, as well as the fact that we recorded losses for the current and past years, and that we exited the optical component manufacturing automation business, we concluded that it was more likely than not that all our future income tax assets will not be recoverable and that a valuation allowance was required. Even though the carrying periods of our future income tax assets are very long or indefinite, we recorded a valuation allowance of $28.4 million to write off all our future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh. Future income tax assets written off consisted mainly in deferred tax losses, research and development expenses, share issue expenses as well as non-deductible provisions and accruals.

         From the $28.4 million valuation allowance, most of which is related to our domestic and U.S. companies, an amount of $13.8 million is related to deferred tax losses that can be carried forward against taxable income in several jurisdictions and $13.4 million is related to research and development expenses as well as provisions and accruals that can be carried forward indefinitely against future years' taxable income. Note 15 to our consolidated financial statements outlines significant components of future income tax assets and liabilities and the valuation allowance.

         The valuation allowance recognized in fiscal 2003 will be reversed once management concludes that realization of these assets is more likely than not. Consequently, our future period tax rates will be distorted compared to previous periods.

AMORTIZATION OF GOODWILL

         In conjunction with the four strategic acquisitions that we completed over the last three fiscal years, we recorded $312.0 million in goodwill. The goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions was amortized over five years until August 31, 2002. This resulted in amortization expenses of $38.0 million and $31.1 million in fiscal 2002 and 2001, respectively. The acquisitions of EXFO Protocol and EXFO Gnubi have been accounted for using new accounting standards contained in CICA handbook sections 1581 and 3062 and, consequently, goodwill resulting from these acquisitions was not amortized.

         Since September 1, 2002, goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions is no longer amortized under new accounting standards. Consequently, we no longer have amortization expenses for goodwill.

NET LOSS AND PRO FORMA NET EARNINGS (LOSS)

         Net loss amounted to $55.0 million, $308.5 million and $15.3 million in fiscal 2003, 2002 and 2001, respectively. In terms of per share amounts, we recorded a net loss of $0.87, $5.09 and $0.29 in fiscal 2003, 2002 and 2001, respectively.

         Also, as a measure to assess financial performance, we use pro forma net earnings (loss) and pro forma net earnings (loss) per share. Pro forma net earnings (loss) represent net earnings (loss) excluding amortization and write-down of goodwill, non-recurring tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges, inventory and tax credit write-offs and non-recurring grants recovery.

         Pro forma net loss amounted to $11.5 million and $11.2 million in fiscal 2003 and 2002 compared to pro forma net earnings of $24.5 million in 2001. In terms of pro forma per share amounts, we recorded a net loss of $0.18 and $0.19 in fiscal 2003 and 2002 compared to net earnings of $0.46 in 2001.

         Pro forma net earnings (loss) is reconciled as follows:

YEARS ENDED AUGUST 31,                                         2003         2002         2001
----------------------------------------------------------------------------------------------
                                                          (UNAUDITED) (UNAUDITED)  (UNAUDITED)
Net loss in accordance with GAAP                          $ (54,950)   $(308,524)   $ (15,294)

Pro forma adjustments:
Amortization of goodwill                                         --       38,021       31,076
Amortization of intangible assets                             4,747       11,615        9,876
Write-down of goodwill                                        4,505      222,169           --
Write-down of intangible assets                               2,922       23,657           --
Tax effect on amortization and write-down of
     intangible assets                                       (2,745)     (12,167)      (3,363)
Restructuring  and other charges and inventory and tax
     credit write-offs                                       10,549       21,343        3,288
Tax effect on restructuring and other charges and
     inventory and tax credit write-offs                     (3,777)      (7,362)      (1,083)
Non-recurring tax and grants recovery                        (1,357)          --           --
Tax effect on non-recurring grants recovery                     245           --           --
Future income tax assets valuation allowance                 28,385           --           --
----------------------------------------------------------------------------------------------

Pro forma net earnings (loss)                             $ (11,476)   $ (11,248)   $  24,500
==============================================================================================
Basic and diluted net loss per share                      $   (0.87)   $   (5.09)   $   (0.29)
Basic and  diluted  pro forma net  earning  (loss) per
     share                                                $   (0.18)   $   (0.19)   $    0.46


         The financial information we provide is pro forma, thus helping the investor better understand our normalized operating results as non-recurring and special items are excluded. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.

LIQUIDITY AND CAPITAL RESOURCES

         Over the past years, we have financed our operations and major investments and met our capital expenditure requirements mainly through cash flows from operating activities, the use of cash and short-term investments and the issuance of subordinate voting shares. For the upcoming year, we will finance our operations and capital expenditure requirements mainly through cash flows from operating activities and cash and short-term investments.

         As mentioned earlier, maintaining a sound financial position is one of the four main objectives of our strategic plan. We believe that such an objective is in line with a strong cash position. As at August 31, 2003, our cash and short-term investments amounted to $57.4 million and we had almost no debt. Our working capital was at $76.7 million. Our cash and short-term investments increased by $7.7 million in fiscal 2003, compared to 2002, mainly due to an unrealized foreign exchange gain on cash and short-term investments of $6.8 million and cash flows from operating activities of $5.6 million, less cash payments of $1.9 million and $2.7 million for the acquisition of EXFO Gnubi and the purchase of property, plant and equipment. The unrealized foreign exchange gain resulted from the translation of our cash and short-term investments in US dollars, which is our reporting currency, and was recorded in the cumulative translation adjustment in the balance sheet.

         We believe that our cash balances and short-term investments, combined with an available line of credit of $6.2 million, will be sufficient to meet our expected liquidity and capital requirements for at least the next 18 months. Our line of credit bears interest at prime rate.

However, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.

         The following table summarizes our commitments as at August 31, 2003:

YEARS ENDING                                                                      2008 AND
AUGUST 31,                        2004         2005         2006         2007        LATER        TOTAL
-------------------------------------------------------------------------------------------------------
Long-term debt              $  110,000   $  122,000   $  135,000   $  146,000   $   50,000   $  563,000

Operating leases             1,078,000      908,000      898,000      764,000    1,668,000    5,316,000
Contingent cash
   consideration in
   business combination*       200,000           --           --           --           --      200,000
-------------------------------------------------------------------------------------------------------

Total commitments           $1,388,000   $1,030,000   $1,033,000   $  910,000   $1,718,000   $6,079,000
=======================================================================================================

* estimated amount

OPERATING ACTIVITIES

         Cash flows provided by operating activities amounted to $5.6 million in fiscal 2003, compared to cash flows used of $8.7 million in 2002 and cash flows provided of $3.9 million in 2001.

         Cash flows provided by operating activities in fiscal 2003 were mainly the result of a decrease in some of our working capital items; that is, our accounts receivable decreased by $4.0 million, our income taxes and tax credits recoverable decreased by $13.9 million and our inventories decreased by $7.9 million (excluding write-offs). These positive effects on cash were offset in part by the net loss after items not affecting cash of $19.7 million. The decrease in our accounts receivable is directly related to the reduction in our sales. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the year, of income taxes and research and development tax credits recoverable from previous periods. Finally, the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.

         Cash flows used by operating activities in fiscal 2002 were primarily due to the net loss after items not affecting cash of $1.1 million, combined with the increase of income taxes and tax credits receivable of $19.7 million and the decrease in accounts payable and accrued liabilities of $7.5 million. These figures were partially offset by the result of the net decrease in accounts receivable and inventories of $19.7 million. The increase in our income taxes and tax credits receivable is related to income tax recoverable following the carry-back to previous years' taxable income of our consolidated tax loss, while the decrease in our accounts payable and accrued liabilities is due to the reduction in our purchases following the slowdown in our industry. The decrease in our accounts receivable is due to the reduction in our sales level and to the improvement in our days of sales outstanding ("DSOs"), while the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.

FINANCING ACTIVITIES

         Cash flows used by financing activities amounted to $56,000, $90,000 and $4.6 million in fiscal 2003, 2002 and 2001, respectively. Cash flows used by financing activities over the last two years were mainly due to the repayment of our long-term debt. As at August 31, 2003, our long-term debt amounted to $563,000.

INVESTING ACTIVITIES

         Cash flows used by investing activities totaled $9.9 million in fiscal 2003 compared to cash flows provided of $10.5 million and $8.4 million in 2002 and 2001.

         In fiscal 2003, we acquired $5.4 million in short-term investments with proceeds from the recovery of income taxes and tax credits. We also made cash payments of $1.9 million and $2.6 million for the acquisition of EXFO Gnubi and the purchases of property, plant and equipment.

         In fiscal 2002, we disposed of $25.5 million in short-term investments to finance operating activities of $8.7 million as well as the respective cash payments of $9.8 million and $5.2 million for the acquisition of EXFO Protocol and the purchase of property, plant and equipment.

CONTINGENCY

         As discussed in note 12 to our consolidated financial statements included elsewhere in this annual report, in November 2001, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the aftermarket.

         On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many complex documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by our insurance carriers.

         Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against EXFO, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as of August 31, 2003.

STOCK OPTION PLAN

         The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 3,176,613 as at August 31, 2003. The weighted average exercise price of those stock options was $15, compared to the market price of $2.64 per share as at August 31, 2003. A total of 1,068,095 options were exercisable as at August 31, 2003, with a weighted average exercise price of $22. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2003:

                                               NUMBER       % OF ISSUED      WEIGHTED AVERAGE
                                                        AND OUTSTANDING        EXERCISE PRICE
---------------------------------------------------------------------------------------------
Chairman of the Board, President and CEO
(one individual)                              150,482             4.74%       $        9.91

Board of Directors (four individuals)         131,875             4.15                 7.41

Management and Corporate Officers
(nine individuals)                            350,775            11,04                13.90
---------------------------------------------------------------------------------------------

                                              633,132            19.93%       $       11.60
=============================================================================================

         For the year ended August 31, 2003, as permitted by section 3870 of the CICA handbook, we chose not to account for stock-based compensation costs arising from awards to employees. However, we complied with the required pro forma disclosures with respect to net loss and net loss per share in our consolidated financial statements. In September 2003, the CICA released amendments to handbook section 3870, "Stock-Bases Compensation and Other Stock-Based Payments". These amendments, which are effective for fiscal years beginning on or after January 1, 2004, require an expense to be recognized in financial statements for all form of employees stock-based compensation, including stock options, using a fair value-based method. We prospectively adopted these amendments on September 1, 2003 and consequently, we will recognize an expense for all awards granted to employees commencing on September 1, 2003.

         Please refer to note 13 to our consolidated financial statements included elsewhere in this annual report for further disclosure about our stock-based compensation plans.

OFF-BALANCE SHEET ARRANGEMENTS

         For the years ended August 31, 2002, 2002 and 2003, there were no off-balance sheet arrangements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information about our executive officers, senior managers and directors as of December 31, 2003.


NAME AND MUNICIPALITY OF RESIDENCE                 POSITIONS WITH EXFO
------------------------------------      -------------------------------------

STEPHEN BULL                              Vice-President, Research and
Ile-des-Soeurs, Quebec                    Development

ALLAN FIRHOJ                              Vice-President and General Manager,
Mississauga, Ontario                      Photonics and LifeSciences Division

ETIENNE GAGNON                            Vice-President, Physical Layer
Sillery, Quebec                           Product Management andCustomer Service

LUC GAGNON                                Vice-President, Telecom Manufacturing
St-Augustin de Desmaures, Quebec          Operations

JUAN-FELIPE GONZALEZ                      Vice-President, Global Telecom Sales
Singapore

GERMAIN LAMONDE                           Chairman of the Board, President and
Cap-Rouge, Quebec                         Chief Executive Officer

PIERRE MARCOUILLER                        Director
Magog, Quebec

KIMBERLEY ANN OKELL                       Secretary and Legal Counsel
Quebec City, Quebec

PIERRE PLAMONDON, CA                      Vice-President, Finance and Chief
Quebec City, Quebec                       Financial Officer

JAMES STEVENS                             Vice-President, Protocol Layer
Dallas, Texas                             Product Management and Chief
                                          Technology Officer

DAVID A. THOMPSON                         Director
Newton, North Carolina

ANDRE TREMBLAY                            Director
Outremont, Quebec

MICHAEL UNGER                             Director
Woodbridge, Ontario

         The address of each of our executive officers, senior managers and directors is c/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Vanier, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and directors.

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

         ALLAN FIRHOJ was appointed Vice-President and General Manager, Photonics and Life Sciences Division in July 2003. Prior to that, he held the position of General Manager of EXFO Photonic since November 2001. He is responsible for the overall strategic direction and management of the Photonics and Life Sciences Division. When Mr. Firhoj joined EFOS in 1996, he was responsible for Sales, Marketing and Business Development of the Dental Curing-Products Division. Following the sale of this division to Dentsply International in 1997, he was appointed Director of Marketing and Business Development. Mr. Firhoj continued in this capacity until being appointed to the position of General Manager of EXFO Photonic. Prior to joining the company, Mr. Firhoj spent six years with The Horn Group, a plastics business involved in medical devices/instrumentation and office communication equipment. He successively held the positions of ISO 9000 Implementation Manager, Technical Sales Manager as well as Marketing and Business Development Manager. In this latter role, he successfully contributed to increasing sales in their medical market by an annual average of 60% during a three-year period. Mr. Firhoj holds a bachelor's degree in Political Science from Bishop's University in Lennoxville, Quebec.

         ETIENNE GAGNON was appointed Vice-President of Physical-Layer Product Management and Customer Service in May 2003. He is responsible for EXFO's general marketing direction, on both the product level and communications level, and also oversees our customer service department. For nearly three years, before returning to EXFO in early 2003, Mr. Gagnon was Vice-President of Sales and Marketing at TeraXion, an optical component manufacturer based in Quebec City. Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO's European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the director of our Outside Plant division in 1998, and remained in that function until he joined TeraXion in 2000. Mr. Gagnon holds a bachelor's degree in Mechanical Engineering from the Ecole Polytechnique School of Engineering (University of Montreal), and a master's degree in European Business from the Ecole nationale superieure des telecommunications in France.

         LUC GAGNON was appointed Vice-President, Telecom Manufacturing Operations in May 2003. He is responsible for ensuring the smooth operation of all manufacturing activities, which include production, purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, as well as material resources. Prior to his recent nomination, Mr. Gagnon held the position of Production Director since 2000. Before joining EXFO, he had similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for MITEL from 1991 to 1993. Mr. Gagnon holds a bachelor's degree in electrical engineering and master's degree in engineering, both from the Universite de Sherbrooke, in Canada.

         JUAN-FELIPE GONZALEZ assumed the position of Vice-President, Global Telecom Sales in July 2003. Prior to that he had been our Vice-President, International Sales since September 1998. From January 1997 to September 1998, he was our International Sales Director and, from September 1993 to January 1997, our Sales Manager for Latin America and the Caribbean. Prior to joining us in September 1993, Mr. Gonzalez was Marketing and Sales Director at Reyde, Barcelona, a plastics technical product corporation in Spain. Mr. Gonzalez holds a bachelor's degree in Industrial Chemistry from Complutense University of Madrid in Spain and a master's degree in Business Administration from the School of Industrial Organization in Spain.

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

         JAMES STEVENS co-founded gnubi communications in 1994, and now acts as Vice-President Protocol Layer Product Management and Chief Technology Officer. He is responsible for the overall product management of EXFO's protocol product line. Mr. Stevens began his professional career with E-Systems, where he spent several years in engineering development. In 1987, he started his own company, which specialized in the design of application-specific integrated circuits (ASICs) and electro-optic devices. During the seven-year life of his firm, at the request of two of his customers (Perkins Manufacturing and Antel) Mr. Stevens temporarily stepped into the role of engineering director for these companies. James Stevens' desire to develop innovative products for the telecommunications industry ultimately resulted in the foundation of gnubi communications and the unique re-configurable test systems still manufactured by EXFO Gnubi Products Group. Mr. Stevens received a bachelor's degree in

Electrical Engineering from the University of Illinois, where he also spent three years working as a technician for the department of Electrical Engineering.

         DAVID A. THOMPSON has served as our director since June 2000. Dr. Thompson joined Corning's Research and Development Division in 1976 as a Senior Chemist in glass research. Most recently, he was named Division Vice-President for strategic Planning and Innovation Effectiveness in Research, Development and Engineering. Between 1988 and 1998, Dr. Thompson held technology Director and Strategic Planning roles for Corning's Component and Photonics Technologies Divisions. In 1999, he was named Technical Leader for the creation of the new Samsung-Corning Micro-Optics joint venture. Dr. Thompson received a bachelor's degree in Chemistry from Ohio State University and a doctorate in Inorganic Chemistry from the University of Michigan. He holds 13 patents and has more than 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.

         ANDRE TREMBLAY has been President and Chief Executive Officer of Microcell Telecommunications since May 1995, and has also been a member Microcell's Board of Directors since November of that same year. In addition to his role at Microcell, Mr. Tremblay sits on the Board of Directors of the Communications Research Centre (a research arm of the federal government's Department of Industry) as well as the boards of other private and public corporations. Andre Tremblay began his career in the telecommunications industry in 1985, as an advisor to the Chairman and Chief Executive Officer of Telesystem Ltd. He subsequently held various executive positions within that company. Mr. Tremblay holds bachelor's degrees in Management and in Accounting from Laval University, as well as a master's degree in Taxation from the UNIVERSITE DE SHERBROOKE, both in Canada. He also completed the Advanced Management Program offered by the Harvard Business School in the United States.

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

B.       COMPENSATION

         DIRECTOR COMPENSATION

         In the financial year terminated August 31, 2003, our directors who are not officers or employees receive the level of compensation set forth in the table below as annual compensation payable in the form of cash, stock, or stock options as chosen by the director. In addition, each director is granted 12,500 stock options under our stock option plan as part of his annual compensation.

--------------------------------------------------------------------------------------------------------------------
Annual Retainer for Directors:                                                         CDN$25,000      US$16,895
--------------------------------------------------------------------------------------------------------------------
Annual Retainer for Committee Chairman:                                                 CDN$5,000       US$3,379
--------------------------------------------------------------------------------------------------------------------
Annual Retainer for Committee Members:                                                  CDN$3,000       US$2,027
--------------------------------------------------------------------------------------------------------------------
Fees for all Meetings Attended per day in Person:                                       CDN$1,000         US$675
--------------------------------------------------------------------------------------------------------------------
Fees for all Meetings Attended per day by Telephone:                                      CDN$500         US$338
--------------------------------------------------------------------------------------------------------------------

         In the financial year ended August 31, 2003, the directors who were not employees received the following compensation in the form indicated:

--------------------------------------------------------------------------------------------------------------------
                                  ANNUAL             ANNUAL                                              TOTAL
                                COMPENSATION       COMPENSATION        EXERCISE       EXPIRATION     ATTENDANCE FEES
                                PAID IN CASH       PAID IN STOCK       PRICE OF        DATE OF        PAID IN CASH
           NAME                    (US$)          OPTIONS (#) (1)     OPTIONS (2)      OPTIONS           (US$)
--------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller (3)             20,950             12,500           US$1.58      Sept. 25, 2012       7,434
--------------------------------------------------------------------------------------------------------------------
Dr. David A. Thompson (4)          18,923             12,500           US$1.58      Sept. 25, 2012       7,771
--------------------------------------------------------------------------------------------------------------------
Andre Tremblay (5)                 22,302             12,500           US$1.58      Sept. 25, 2012       7,434
--------------------------------------------------------------------------------------------------------------------
Michael Unger (6)                  22,302             12,500           US$1.58      Sept. 25, 2012       8,110
--------------------------------------------------------------------------------------------------------------------

---------------
(1) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan.

(2) The exercise price of options is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options vest at a rate of 12.5% after the first 6 months, 12.5% after 12 months and 25% annually thereafter commencing on the second anniversary date of the grant.

(3)  Member of the Audit Committee and the Human Resources Committee.

(4)  Member of the Human Resources Committee.

(5)  Member of the Human Resources Committee and Chairman of the Audit
     Committee.

(6)  Member of the Audit Committee and Chairman of the Human Resources
     Committee.


EXECUTIVE COMPENSATION

         The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, our other four other most highly compensated executive officers who were serving at the end of the financial year, and three other executive officers who would have been included within the four most highly compensated executive officers had they been in our employ, at the year end (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and other compensation, if any, whether paid or deferred.

-----------------------------------------------------------------------------------------------------------------------
                                                                                            SECURITIES
                                                                              OTHER ANNUAL     UNDER        ALL OTHER
     NAME AND PRINCIPAL         FINANCIAL   SALARY(1)           BONUS(2)      COMPENSATION   OPTIONS(3)    COMPENSATION
          POSITION                YEAR         ($)                ($)             ($)           (#)             ($)
-----------------------------------------------------------------------------------------------------------------------
Germain Lamonde,                  2003    185,848 (US)        25,247 (US)         --           50,000            --
President and Chief                       275,000 (CDN)       37,359 (CDN)
Executive Officer                 2002    174,758 (US)        21,329 (US)         --           70,000            --
                                          275,000 (CDN)       33,563 (CDN)
                                  2001    180,044 (US)        99,024 (US)         --            5,080            --
                                          275,000 (CDN)      137,500 (CDN)
-----------------------------------------------------------------------------------------------------------------------

Juan-Felipe Gonzalez,             2003    163,896 (US)         7,500 (US)         --           30,000            --
Vice-President,
Global Telecom Sales              2002    158,193 (US)            --              --           30,000            --

                                  2001    204,781 (US)(4)    129,629 (US)(5)      --           45,630            --
-----------------------------------------------------------------------------------------------------------------------

James Stevens,
Vice-President Product
Management and Chief
Technology Officer                2003    175,000 (US)(6)         --              --           12,000     4,624 (US)(7)
(Protocol)
-----------------------------------------------------------------------------------------------------------------------

John Holloran Jr.,
Interim General Manager
and Special Projects              2003    140,000 (US)(8)     12,692 (US)         --            9,000     4,114 (7)
-----------------------------------------------------------------------------------------------------------------------

Pierre Plamondon,                 2003    118,267 (US)         9,547 (US)         --           25,000       866 (US)(7)
Vice-President Finance and                175,000 (CDN)       14,127 (CDN)                                1,281 (CDN)
Chief Financial Officer           2002     95,323 (US)         5,817 (US)         --           19,000       886 (US)
                                          150,000 (CDN)        9,153 (CDN)                                1,394 (CDN)
                                  2001     98,206 (US)        21,783 (US)         --           24,240     1,830 (US)(7)
                                          150,000 (CDN)       33,271 (CDN)                                2,795 (CDN)
-----------------------------------------------------------------------------------------------------------------------
NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
-----------------------------------------------------------------------------------------------------------------------

Bruce Bonini,                     2003    200,160 (US)            --              --           40,000   265,824 (US)
Vice-President North
American Sales (9)                2002    217,500 (US)            --              --           20,000     7,042 (US)(7)
                                  2001    272,678 (US)(10)    33,450 (US)         --           82,780     4,565 (US)(7)
-----------------------------------------------------------------------------------------------------------------------

David J. Farrell,                 2003    186,346 (US)            --              --           15,000   152,938 (US)
President, EXFO Burleigh
Products Group Inc. (11)          2002    184,500 (US)            --              --           10,000     3,193 (US)(7)
                                  2001    184,500 (US)(12)    16,326 (US)         --           40,000     4,513 (US)(7)
-----------------------------------------------------------------------------------------------------------------------

Sami Yazdi,                       2003     71,196 (US)            --              --           25,000   158,249 (US)
President, EXFO Protocol Inc.             105,350 (CDN)                                                 234,162 (CDN)
(13)                              2002    111,210 (US)(14)     5,550 (US)         --           50,000        --
                                          175,000 (CDN)        8,735 (CDN)
-----------------------------------------------------------------------------------------------------------------------

-----------------
(1) The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of 1.4797 for 2003, 1.5736 for 2002, and 1.5274 for 2001. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the conversion of Canadian dollars to U.S. dollars.

(2) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

(3) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the financial year indicated.

(4) This amount includes an amount of US$4,935 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(5) This amount includes an amount of US$2,771 paid as a retroactive adjustment to bonus for the financial year ended August 31, 2000.

(6) This amount represents Mr. Stevens' base annual salary. Since he joined the Corporation on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$154,135.

(7) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or the 401K plans, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez and Mr. Yazdi did not participate.

(8) This amount represents Mr. Holloran's base annual salary. Since he joined the Corporation on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$124,462.

(9) For the 2003 financial year, salary shown for Mr. Bonini indicates full salary to termination date, being August 15, 2003, and All Other Compensation includes an amount of US$244,352 in severance and an amount of US$6,499 contributed by the Corporation to the 401K plan.

(10) This amount includes an amount of US$28,654 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(11) For the 2003 financial year, salary shown for Mr. Farrell indicates full salary to termination date, being August 29, 2003, and All Other Compensation includes an amount of US$127,687 in severance and an amount of US$5,774 contributed by the Corporation to the 401K plan.

(12) This amount represents Mr. Farrell's base annual salary. Since he joined the Corporation on December 20, 2000, the base annual salary paid to him for the financial year ended August 31, 2001 amounted to US$134,097.

(13) For the 2003 financial year, salary shown for Mr. Yazdi indicates full salary to termination date being March 21, 2003, and All Other Compensation represents an amount of US$158,249 in severance.

(14) This amount represents Mr. Yazdi's base annual salary. Since he joined the Corporation on November 2, 2001, the base salary paid to him for the financial year ended August 31, 2002 amounted to US$90,959 (CDN$143,134).

         The following table indicates additional information on the options granted to our Named Executive Officers during the 2003 fiscal year.

--------------------------------------------------------------------------------------------------------------------
                                      PERCENTAGE OF NET
                                      TOTAL OF OPTIONS                        MARKET VALUE OF
                        SECURITIES       GRANTED TO                        SECURITIES UNDERLYING
                      UNDER OPTIONS     EMPLOYEES IN       EXERCISE OR     OPTIONS ON THE DATE
                        GRANTED(1)     FINANCIAL YEAR      BASE PRICE(2)         OF GRANT
        NAME               (#)               (%)         (US$/ SECURITY)     (US$/SECURITY)(3)     EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------

Germain Lamonde           50,000             4.98              1.58                1.66          September 25, 2012
--------------------------------------------------------------------------------------------------------------------

Juan-Felipe Gonzalez      30,000             2.99              1.58                1.66          September 25, 2012
--------------------------------------------------------------------------------------------------------------------

James Stevens             12,000             1.20              3.53                3.63          December 2, 2012
--------------------------------------------------------------------------------------------------------------------

John Holloran             9,000              0.90              3.53                3.63          December 2, 2012
--------------------------------------------------------------------------------------------------------------------

Pierre Plamondon          25,000             2.49              1.58                1.66          September 25, 2012
--------------------------------------------------------------------------------------------------------------------

Named Executives Not in the Employ of the Corporation at Year End
--------------------------------------------------------------------------------------------------------------------

Bruce Bonini              40,000             4.00              1.58                1.66          Cancelled (4)
--------------------------------------------------------------------------------------------------------------------

David J. Farrell          15,000             1.49              1.58                1.66          Cancelled (4)
--------------------------------------------------------------------------------------------------------------------

Sami Yazdi                25,000             2.49              1.58                1.66          Cancelled (4)
--------------------------------------------------------------------------------------------------------------------

---------------
(1)  Underlying securities: Subordinate Voting Shares.

(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. Some of these options vest at a rate of 25% annually commencing on the first anniversary date of the grant and some vest at a rate of 12.5% 6 months after the grant date, 12.5% 12 months after the grant date, and 25% annually thereafter commencing on the second anniversary date of the grant.

(3) Based on the closing price on the NASDAQ National Market on the date of the grant.

(4) In accordance with the terms of the Stock Option Plan, remaining unexercised options were cancelled thirty days after the respective termination dates of each of these persons.

EMPLOYMENT AGREEMENTS

         We have an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments

(in no case exceeding 24 months of remuneration) and the vesting of all stock options. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all our assets or of the majority of our share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options.

         We also have employment agreements with Mr. Juan-Felipe Gonzalez and Mr. Pierre Plamondon, and our subsidiary, EXFO Gnubi Products Group Inc. has employment agreements with Mr. James Stevens and Mr. John Holloran Jr.

         The agreement with Mr. Gonzalez provided for Mr. Gonzalez's employment as Vice-President International Sales but in July 2003, Mr. Gonzalez assumed the position of Vice-President Global Telecom Sales. Mr. Gonzalez earned a long-term incentive bonus of CDN$750,000 as he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CDN$500,000 was disbursed on October 17, 2003 and the remaining CDN$250,000 is scheduled for disbursement in January 2004. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and salary and bonuses are reviewed annually.

         Mr. Stevens was the Chief Executive Officer of gnubi communications, L.P. when the assets of this company were acquired by EXFO Gnubi Products Group Inc. on October 7, 2002. Further to this acquisition, Mr. Stevens entered into an employment agreement with EXFO Gnubi Products Group Inc. that provided for Mr. Stevens' employment as Vice President, Director of Dallas Operations. However in July 2003, Mr. Stevens assumed the position of Vice President, Protocol Layer Product Management and Chief Technology Officer. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of the agreement by EXFO Gnubi Products Group Inc. for reasons other than just cause, Mr. Stevens must be given at least 6 months' prior notice.

         Mr. Holloran held the position of Executive Vice President and Chief Operations Officer of gnubi communications, L.P. when the assets of this company were acquired by EXFO Gnubi Products Group Inc. on October 7, 2002. Further to this acquisition, Mr. Holloran became employed by EXFO Gnubi Products Group Inc., but did not have a written employment agreement. However, in May 2003, Mr. Holloran entered into a written agreement with us whereby Mr. Holloran assumed the position of Interim General Manager and Special Projects at the same base annual salary, and a monthly bonus of US$2,500 for the period from March 24, 2003 to December 26, 2003. The agreement further provides that Mr. Holloran's employment will terminate on December 26, 2003, at which time he will receive a severance payment equivalent to 6 weeks of base annual salary plus the prorata bonus amount applicable to a 6 week period. In the event that Mr. Holloran voluntarily leaves his employment prior to December 26, 2003, he will forfeit the severance payment.

We have an employment agreement with Mr. Pierre Plamondon, our Vice President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to the immediate vesting of all stock options.

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

         The maximum number of subordinate voting shares that is issuable under the plan may not exceed 4,470,961 shares, which represents 7% of our issued and outstanding share capital as at November 30, 2003. The maximum number of subordinate voting shares that may be granted to any individual may not exceed 5% of the outstanding subordinate voting shares. The board of directors may accelerate the vesting of any or all outstanding options of any or all options upon the occurrence of a change of control.

         The aggregate number of subordinate voting shares covered by options granted during the financial year ended August 31, 2003 was 1,268,450 at a weighted average exercise price of $1.94 (CA$2.96) per subordinate voting share. At the end of the financial year ended August 31, 2003, there were 3,176,613 subordinate voting shares covered by options granted and outstanding pursuant to the stock option plan having a weighted average exercise price of US$15.36 per option. As of August 31, 2003, there were 1,294,348 options available for future grants under the plan. Since August 31, 2003 we granted 60,000 options to employees and directors on October 27, 2003.

         Some options granted to Directors vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2003 vest at a rate of 12.5% 6 months after the date of grant, 12.5% 12 months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of 10 years following the date of their grant or they will be forfeited.

         A resolution has been submitted to our shareholders for voting at the Annual and Special Shareholders Meeting to be held on January 7, 2004, to increase the number of subordinate voting shares that are issuable under our stock option plan to a maximum of 6,306,153 subordinate voting shares, which represents 10% of our issued and outstanding share capital as of November 7, 2003. In addition, this increase is subject to the final approval of regulatory authorities.

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

         On April 3, 2000, we adopted a new share plan that replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the new share plan. The new share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class "F" shares issued under the 1998 Stock Purchase Plan. The new share plan also requires the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 256,017 subordinate voting shares that will be released between October 21, 2003 and January 20, 2004. The new share plan also provides for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The new share plan does not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The new share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market. As of August 31, 2003, 635,118 subordinate voting shares were being held in trust under the new share plan.

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

         Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Company or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares. On December 20, 2001, on December 20, 2002 and on December 20, 2003, we issued an aggregate of 83,657 subordinate voting shares, 69,935 subordinate voting shares and 68,254 subordinate voting shares respectively in accordance with the vesting schedule under the Plan.

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

         Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh's "Management Team" without cause prior to a change in control of EXFO or a termination without cause of a participant who is designated a member of EXFO Burleigh's Management Team that is initiated by EXFO Burleigh prior to a change in control of EXFO, the unvested portion of the participant's award of Restricted Shares will be forfeited. However, the Plan provides for discretion in the application of the forfeiture provisions where a change in circumstances renders such action appropriate. During the financial year ended August 31, 2003, we were required to lay-off 22 participants as a result of restructuring. At that time, we decided that the awards of the Plan participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions would remain in place until the occurrence of the vesting dates originally contemplated by the award.

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

         As of December 15, 2003, there were 9,000 SAR's outstanding.

DEFERRED PROFIT SHARING PLAN

         We maintain a deferred profit sharing plan for certain eligible Canadian resident employees. Under the plan, we may contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. As a cost control measure, we temporarily suspended our contributions under this plan commencing in June 2002 and re-established contributions commencing January 2003. In the year ended August 31, 2003, the aggregate amount of contributions under the plan was $63,000 (CA$93,000).

401(K) PLAN

         We maintain a 401(k) plan for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permit, but do not require, us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. In the year ended August 31, 2003, we made an aggregate of $253,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plan invest the assets of the 401(k) plan in selected investment options.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

         Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former directors and officers or any persons who act or acted at our request as directors or officers of a body CORPORATE for all costs, losses, charges and expenses that arose or may arise by reason of their status as directors or officers of EXFO or such body corporate. A policy of directors' and officers' liability insurance is maintained by us which insures our directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

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

         During the fiscal year ended August 31, 2003, the Board met a total of ten times. Attendance at all meetings was perfect, with the exception of the absence of Mr. Pierre Marcouiller at one meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has established an audit committee, a human resources committee and a disclosure committee.

         Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to changes to Nasdaq corporate governance rules and new Securities and Exchange rules flowing from the adoption of the SARBANES-OXLEY ACT, our audit committee charter has been revised during the past financial year to ensure that we comply with all new requirements. The audit committee is composed of three independent directors: Andre Tremblay, Michael Unger and Pierre Marcouiller. The chairperson of the audit committee is Andre Tremblay.

         During the fiscal year ended August 31, 2003, the Audit Committee met a total of five times and all members attended all meetings.

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

         During the fiscal year ended August 31, 2003, the Human Resources committee met a total of five times and attendance was perfect at all meetings, with the exception of one meeting missed by Dr. David Thompson.

         The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, investor relations the manager of financial reporting and accounting as well as our legal counsel and corporate secretary.

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

         As of December 15, 2003, we had a total of 627 employees, down from a total of 805 on December 31, 2002. We have 515 employees in Canada, primarily based in Quebec, and 112 employees based outside of Canada. Two hundred and five are involved in research and development, 218 in manufacturing, 95 in sales and marketing, 74 in general administrative positions and 35 in communications and customer support. In the financial year ended August 31, 2003, we reduced our workforce by 270 through lay-offs and attrition as part of our efforts to reduce costs in response to a general slowdown in the telecommunications industry. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees are represented by a collective bargaining agreement, which expires in 2004. In December 2002, we implemented a temporary work sharing program for these employees as a further cost reduction measure which terminated on May 31, 2003. We have never experienced a work stoppage. We believe that relations with our employees are good.

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of December 15, 2003 by our directors, our Chief Executive Officer and our four highest compensated executive officers; and all of our directors and executive officers as a group.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

                                                                                                        TOTAL
                                          MULTIPLE VOTING SHARES       SUBORDINATE VOTING SHARES    PERCENTAGE OF
                                          BENEFICIALLY OWNED (1)        BENEFICIALLY OWNED (1)       VOTING POWER
                                        ------------------------       -------------------------    -------------
                NAME                      NUMBER         PERCENT         NUMBER        PERCENT         PERCENT
--------------------------------        ----------       -------       ----------      -------         -------
Germain Lamonde (2).............        37,900,000         100            162,092         *              93.8
Juan Felipe Gonzalez............                --          --            105,592         *               *
John Holloran Jr................                --          --              1,125         *               *
Pierre Marcouiller..............                --          --             20,647         *               *
Pierre Plamondon (3)............                --          --             73,572         *               *
James Stevens ..................                --          --              1,500         *               *
David A. Thompson...............                --          --             15,292         *               *
Andre Tremblay (4)..............                --          --             21,171         *               *
                                        ----------       -------       ----------      -------         -------
TOTAL...........................        37,900,000         100            400,991        1.63           93.85

----------------------
*        Less than 1%.

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

(3) The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.

(4) The number of subordinate voting shares held of record by Andre Tremblay includes 6,650 subordinate voting shares held of record by 9044-6451 Quebec Inc. and 350 subordinate voting shares held of record by 9089-3082 Quebec Inc., companies controlled by Mr. Tremblay.

         The following table presents information regarding stock options held as of December 15, 2003 by our directors, our Chief Executive Officer and our four highest compensated executive officers.

                               SECURITIES UNDER OPTIONS    EXERCISE PRICE(2)
        NAME                         GRANTED(1) (#)         (US$/SECURITY)        EXPIRATION DATE
-----------------------------  ------------------------    -----------------    -------------------
Germain Lamonde..............           25,402                 $26.00             June 29, 2010
                                         5,080                 $22.25            January 10, 2011
                                        70,000                  $9.13            October 10, 2011
                                        50,000                  $1.58           September 25, 2012

Juan Felipe Gonzalez.........            6,900                 $26.00             June 29, 2010
                                        15,000                 $45.94           September 13, 2010
                                        15,000                 $34.07            October 11, 2010
                                        15,630                 $22.25            January 10, 2011
                                        15,000                  $9.13            October 10, 2011
                                        15,000                 $12.22            January 3, 2012
                                        30,000                  $1.58           September 25, 2012

John Holloran Jr.............            9,000                  $3.53            December 2, 2012

Pierre Plamondon.............            8,700                 $26.00             June 29, 2010
                                        10,000                 $45.94           September 13, 2010
                                         5,000                 $34.07            October 11, 2010
                                         9,240                 $22.25            January 10, 2011
                                        19,000                  $9.13            October 10, 2011
                                        25,000                  $1.58           September 25, 2012

James Stevens................           12,000                  $3.53            December 2, 2012

                               SECURITIES UNDER OPTIONS    EXERCISE PRICE(2)
        NAME                         GRANTED(1) (#)         (US$/SECURITY)        EXPIRATION DATE
-----------------------------  ------------------------    -----------------    -------------------
Pierre Marcouiller...........            2,000                 $26.00             June 29, 2010
                                           400                 $22.25            January 10, 2011
                                        17,966                  $9.13            October 10, 2011
                                         1,037                 $12.69            December 1, 2011
                                         2,479                  $5.65             March 1, 2012
                                        12,500                  $1.58           September 25, 2012
                                        12,500                  $3.51            October 27, 2013

David A. Thompson............            2,000                 $26.00             June 29, 2010
                                           400                 $22.25            January 10, 2011
                                        15,334                  $9.13            October 10, 2011
                                        12,500                  $1.58           September 25, 2012
                                        12,500                  $3.51            October 27, 2013

Andre Tremblay...............            2,000                 $26.00             June 29, 2010
                                           400                 $22.25            January 10, 2011
                                        17,291                  $9.13            October 10, 2011
                                        12,500                  $1.58           September 25, 2012
                                        12,500                  $3.51            October 27, 2013

Michael Unger................            2,000                 $26.00             June 29, 2010
                                           400                 $22.25            January 10, 2011
                                        18,168                  $9.13            October 10, 2011
                                        12,500                  $1.58           September 25, 2012
                                        12,500                  $3.51            October 27, 2013

----------------------------

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our share capital as of December 15, 2003 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

                                                                                            TOTAL PERCENTAGE OF
                                  MULTIPLE VOTING SHARES       SUBORDINATE VOTING SHARES   ---------------------
                                  BENEFICIALLY OWNED (1)        BENEFICIALLY OWNED (1)         VOTING POWER
                               --------------------------     --------------------------   ---------------------
            NAME                 NUMBER         PERCENT          NUMBER        PERCENT           PERCENT
---------------------------    ----------      ----------     -----------    -----------   ---------------------
Germain Lamonde (2)            37,900,000        100 %          162,092           *              93.83 %

Fiducie Germain Lamonde (3)     1,900,000         5 %             Nil            Nil              4.71 %

G. Lamonde Investissements
Financiers inc. (4)            36,000,000         95 %            Nil            Nil              89.1 %

Placements Lamonde, SENC           Nil            Nil             93,000          *                 *

FMR Corporation (6)                Nil            Nil          3,283,100         13                 *

The Bessemer Group, Inc. (7)       Nil            Nil          2,064,046         8.2                *

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

(4) G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.

(5)  Placements Lamonde, SENC is a parternship controlled by Mr. Lamonde.

(6) Fidelity Management and Research Company, a wholly owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.

(7) Bessemer Trust Company of Florida and Bessemer Trust Company wholly owned by the Bessemer Group, Inc., are the beneficial owners of this number of subordinate voting shares as account managers for the benefit of others.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

         As of December 15, 2003, approximately 34% of our subordinate voting shares were held in bearer form and the remainder (16,615,350 subordinate voting shares) were held by 239 record holders. As of December 15, 2003, we believe approximately 66% of our outstanding subordinate voting shares were held in the United States.

B.       RELATED PARTY TRANSACTIONS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

         We have guaranteed the repayment of loans granted to employees by a financial institution for the purchase of our Class "F" shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2003, the total principal amount guaranteed by us is CA$94,025 (approximately $63,500) and $56,200. We have outstanding loans to some of our employees up to $7,000 to finance the acquisition of our Class "F" shares. These loans are to be reimbursed no later than five years from the date of the loans. These loans accrue interest at prime rate and are secured by a pledge of the employees' shares to us.

         Except as disclosed in this section, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

LEASES

         We have a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by Mr. Germain Lamonde, for premises located at 465 Godin Avenue in Vanier, Quebec. These premises were previously used for our executive and administrative offices, however, in September 2003, these were moved into a building that we own. This space is presently unoccupied. This lease was renewed in December 2001, with all terms and conditions remaining the same. The table below sets forth the leased space and annual rent:


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

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION


         SEE ITEM 18, "FINANCIAL STATEMENTS".

Valuation and qualifying accounts as well as Export sales are as follows (in thousands of US dollars);

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                               YEARS ENDED AUGUST 31,
                                                               -------------------------------------------------------
                                                                       2003                 2002                2001
                                                               ---------------      --------------      --------------
Balance - Beginning of year                                    $        520         $        893        $        149
Addition charged to earnings                                            619                1,097               1,134
Write-offs of uncollectible accounts                                   (288)                (925)               (184)
Reversal of collectible accounts                                       (315)                (538)               (268)
Foreign currency translation adjustment                                  32                   (7)                 62
                                                               ---------------      --------------      --------------

Balance - End of year                                          $        568         $        520        $        893
                                                               ===============      ==============      ==============


VALUATION ALLOWANCE ON FUTURE INCOME TAX ASSETS

                                                                               YEARS ENDED AUGUST 31,
                                                               -------------------------------------------------------

                                                                       2003                 2002                2001
                                                               ---------------      --------------      --------------

Balance - Beginning of year                                    $        359         $        362        $         --
Addition charged to earnings                                         28,385                   --                 362
Foreign currency translation adjustment                                 102                   (3)                 --
                                                               ---------------      --------------      --------------

Balance - End of year                                          $     28,846         $        359        $        362
                                                               ===============      ==============      ==============

EXPORT SALES

Export and domestic sales in dollars and as a percentage of total sales are as follows:

                                                                    YEARS ENDED AUGUST 31,
                                         -----------------------------------------------------------------------------
                                                  2003                       2002                       2001
                                         -----------------------    -----------------------    -----------------------
Export Sales                             $      57,124      92%     $      64,359     94%      $     133,482      91%
Domestic Sales                                   4,806       8      $       3,971      6       $      12,531       9
                                         -----------------------    -----------------------    -----------------------

                                         $      61,930     100%     $      68,330    100%      $     146,013     100%
                                         =======================    =======================    =======================

B.       SIGNIFICANT CHANGES

         See note 21 to the Consolidated Financial Statements in Item 18 and the stock option section in item 5 for information on significant changes.

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

         On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many complex documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

         Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as of August 31, 2003.

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

         On January 9, 2003, the District Court handed down a decision whereby LUCIOL was prohibited from manufacturing and selling the chromatic dispersion analyzer and EXFO, GAP Optique and The University of Geneva were required to file a surety with the District Court. This decision was appealed by both parties and on October 29, 2003 a decision was handed down whereby the injunction against LUCIOL to market and sell the chromatic dispersion analyzer was confirmed and the surety provided by EXFO, GAP Optique and the University of Geneva was restituted to them. The District Court also ordered that the University of Geneva must file a claim on the merits of the case prior to January 14, 2004. EXFO, GAP Optique and the University of Geneva are considering the best course of action in this regard in order to adequately protect the interests of all the plaintiffs.

         There are no other legal or arbitration proceedings pending or threatened of which we are aware which may have or have had a significant effect on our financial position.

DIVIDEND POLICY

         We do not currently anticipate paying dividends for at least the three next years. Our current intention is to reinvest any earnings in our business long-term growth. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of any outstanding indebtedness and will depend on our financial condition, results of operations, capital requirements and such other functions as our board of directors considers relevant.

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

On January 8, 2004, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$4.90 per share and the last reported sale price for our subordinate voting shares on The Toronto Stock Exchange was CA$6.31 per share.

                                             NASDAQ (US$)          TSE (CA$)
PERIOD                                      HIGH     LOW        HIGH       LOW
                                          ------   -------    -------   --------

June 29, 2000 to August 31, 2000           92.50    26.00     134.00     51.00
September 1, 2000 to August 31, 2001       57.75    11.80      85.00     17.82
September 1, 2001 to August 31, 2002       15.00     1.35      23.80      2.05
September 1, 2002 to August 31, 2003        3.63     1.40       5.60      2.30

2002 1st Quarter                           15.00     8.51      23.80     13.49
2002 2nd Quarter                           14.00     5.58      22.10      9.02
2002 3rd Quarter                            8.54     2.59      13.55      3.85
2002 4th Quarter                            2.83     1.35       4.20      2.05

2003 1st Quarter                            3.53     1.40       5.40      2.30
2003 2nd Quarter                            3.63     2.07       5.60      3.15
2003 3rd Quarter                            3.13     1.94       4.28      2.86
2003 4th Quarter                            3.00     2.52       4.11      3.47

2004 1st Quarter                            4.26     2.71       5.53      3.75

2003 July                                   2.90     2.58       3.97      3.63
2003 August                                 2.83     2.58       3.94      3.66
2003 September                              3.99     2.71       5.49      3.75
2003 October                                2.91     3.94       5.13      3.94
2003 November                               4.26     3.67       5.53      4.82
2003 December                               3.93     3.29       5.13      4.40

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

E.       TAXATION

UNITED STATES TAXATION

         The information set forth below under the caption "United States Taxation" is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "United States Taxation" deals only with U.S. Holders that will hold subordinate voting shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, persons holding subordinate voting shares as part of a hedging, integrated or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their subordinate voting shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, dealers or traders in securities or currencies and holders whose "functional currency" is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled "Canadian Federal Income Tax Considerations" provided below.

         As used in this section, the term "U.S. Holder" means:

         (a) an individual citizen or resident of the United States for U.S. federal income tax purposes;

         (b) a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

         (c) an estate the income of which is subject to United States federal income taxation regardless of its source;

         (d) a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person;

         (e) any other person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis; or

         (f) a partnership or other flow-through entity to the extent the interests therein are owned by any of the persons described in clauses (a), (b), (c), (d) or (e) above.

         If a partnership or other flow-through entity holds subordinate voting shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner or other owner and upon the activities of the partnership or other flow-through entity. If you are a partner of a partnership holding subordinate voting shares, you should consult your tax advisor.

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

         o        existing and proposed Treasury regulations; and

         o        the Canada-- U.S. Income Tax Treaty.

         Any of the above is subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions we have reached and describe here.

         The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of subordinate voting shares and no opinion or representation with respect to the U.S. federal income tax consequences to any holder is made. Holders of subordinate voting shares are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of subordinate voting shares.

         DIVIDENDS

         Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of an individual U.S. Holder, under recently enacted tax legislation such dividends should generally be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided such holder holds the subordinate voting shares for at least 60 days and certain other conditions are satisfied, including, as we believe to be the case, that we are not a "passive foreign investment company" or a "foreign personal holding company." To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

         The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

         A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their U.S. dollar value on the payment date. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

         A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on dividends received on subordinate voting shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

SALE OR EXCHANGE

         A U.S. Holder's initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder's adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Dividends." Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2009 of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

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

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

         A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares that are paid within the United States or through some U.S. related financial intermediaries to U.S. Holders, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, subordinate voting shares unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. In addition, backup withholding may apply if the U.S. Holder fails to provide an accurate taxpayer identification number, or to report interest and dividends required to be shown on its federal income tax returns. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

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


CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds subordinate voting shares and who, for the purposes of the INCOME TAX ACT (Canada) (the "ITA"), and the CANADA-UNITED STATES INCOME TAX CONVENTION (1980) (the "Convention"), as applicable and at all relevant times:

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

         This discussion is based on the current provisions of the ITA and the Convention and on the regulations promulgated under the ITA, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this annual report and the current published administrative practices of the Canada Customs and Revenue Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

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

         A capital gain realized by a U.S. person on a disposition or deemed disposition of the subordinate voting shares will not be subject to tax under the ITA unless the subordinate voting shares constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the subordinate voting shares will not be "taxable Canadian property" to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the disposition, the U.S. person, persons with whom the U.S. person did not deal at arm's length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

         If the subordinate voting shares are taxable Canadian property to a U.S. person, any capital gain realized on a disposition or deemed disposition of those subordinate voting shares will generally be exempt from tax by virtue of the Convention if the value of the subordinate voting shares at the time of the disposition or deemed disposition is not derived principally from real property, as defined by the Convention, situated in Canada. The determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the subordinate voting shares must be made at the time of the disposition or deemed disposition.

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

         You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

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

         The following table summarizes the forward exchange contracts in effect as at August 31, 2003, classified by expected transaction dates, none of which exceed two years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

                                                                 YEARS ENDING AUGUST 31,
                                                              --------------------------
                                                                     2004           2005
                                                              -----------     ----------
Forward exchange contracts to sell US dollars in exchange
for Canadian dollars
Contractual amounts.........................................  $     6,470     $    6,680
Weighted average contractual exchange rates.................       1.5869         1.5647

FAIR VALUE

         The fair value of these contracts as at August 31, 2003, based on the current trading value, amounted to CA$18,550,000 compared to a contractual value of CA$20,719,439.

INTEREST RATE RISK

         We are exposed to the impact of interest rate changes and changes in the market values of our available-for-sale securities. We do not use derivative financial instruments for our available-for-sale securities. Our available-for-sale securities consist of debt instruments issued by high-credit quality corporations. The debt instruments bear interest at fixed rate and may have their fair market value adversely impacted due to a rise in interest rate. However, due to their very short-term maturity, we consider this risk to be insignificant.

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

         The evaluation of our disclosure controls and procedures, which occurred on December 19, 2003, was supervised and reviewed by our senior management. In doing so, they considered the controls and procedures that we have implemented, and evaluated the existence of any material weaknesses or deficiencies that would significantly and adversely affect our ability to collect, process or disclose required information on a timely basis, all in the context of our relatively small size (627 employees as of December 15, 2003), and the hands-on role that is played by our chief executive officer and our chief financial officer in our day-to-day operations. As a result, our chief executive officer and our chief financial officer have concluded that the procedures and controls that we have implemented ensure timely collection and evaluation of information potentially subject to disclosure under applicable securities laws, and that such procedures and controls capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to our business.

         Finally, we confirm that there were no significant changes in our internal controls or in other factors that would significantly affect these controls and procedures subsequent to the date of their evaluation.


ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Mr. Andre Tremblay, CA, chairman of our audit committee is an audit committee financial expert. Mr. Tremblay is independent of management.

ITEM 16B. CODE OF ETHICS

         In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to this annual report. As reported at item 7B of this annual report, previous to the coming into force of the requirement for a code of ethics, we had entered into a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by our chief executive officer, for premises located at 465 Godin Avenue in Vanier, Quebec. In addition, in September 2002, we acquired from G. Lamonde Investissements financiers inc. the building located at 436 Nolin Street. The purchase price paid was based on an independent third party valuation and the transaction was approved by our audit committee and board of directors with Mr. Lamonde abstaining.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

         During the financial years ended August 31, 2002 and August 31, 2003,our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $160,000 and $202,459 respectively for the audit of our annual financial statements and services in connection with statutory and regulatory filings.

         AUDIT RELATED FEES

         Not applicable.

         TAX FEES

         During the financial years ended August 31, 2002 and August 31, 2003, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $275,000 and $233,660 respectively for services related to tax compliance, tax advice and tax planning.

         ALL OTHER FEES

         Not applicable.

         AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

         On September 25, 2002, our audit committee adopted a policy requiring prior approval by the audit committee of the annual audit plan and fees. In the event any adjustments to audit fees may be required during the course of a financial year, such adjustments shall be approved by the chairman of the audit committee, acting alone, and shall be reported to the full audit committee at its next meeting.

         In the case of non-audit fees (excluding tax matters), the policy provides that proposals shall be submitted to the chairman of the audit committee and our chief financial officer at the same time and the chairman of the audit committee will be responsible for approval of such proposal, subject to any modifications that he may require. The chairman will make a report to the full audit committee at its next meeting.

         As concerns tax services to be provided by our principal accountant, our policy provides that the principal accountant will present to the audit committee for pre-approval, on or before the beginning of each financial year, an engagement for tax matters that are foreseeable for the upcoming year and the audit committee shall be responsible for pre-approval thereof, subject to any modifications it may make to such proposals. In the event tax services are required that were not pre-approved by the audit committee, the procedure set forth in the previous paragraph will apply.

         During the financial year ended on August 31, 2003, 100% of tax fees were approved by the audit committee pursuant to this policy. During the financial year ended on August 31, 2003, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable



                                   PART III.
                                   ---------


ITEM 17. FINANCIAL STATEMENTS

         Not Applicable.


ITEM 18. FINANCIAL STATEMENTS

         See pages F-2 to F-46.

ITEM 19. EXHIBITS

     NUMBER                              EXHIBIT
---------------   --------------------------------------------------------------

      1.1 Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      1.2         Amended By-laws of EXFO (incorporated by reference to Exhibit
                  1.2 of EXFO's annual report on Form-20F dated January 15,
                  2003).

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

     NUMBER                              EXHIBIT
---------------   --------------------------------------------------------------

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

      4.17 Term Loan Offer, dated March 28, 2000, among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit
                  10.11 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.18 Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.19 Employment Agreement of Bruce Bonini dated as of September 1, 2000 (incorporated by reference to Exhibit 4.24 of EXFO's annual report on Form 20-F dated January 18, 2002).

      4.20 Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000 (incorporated by reference to Exhibit 4.25 of EXFO's annual report on Form 20-F dated January 18, 2002).

      4.21 Employment Agreement of David J. Farrell dated as of December 20, 2000 (incorporated by reference to Exhibit 4.26 of EXFO's annual report on Form 20-F dated January 18, 2002).

      4.22 Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.23 Stock Option Plan, dated May 25, 2000 (incorporated by Reference to Exhibit 10.7 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.24        Share Plan, dated April 3, 2000 (incorporated by reference to
                  Exhibit 10.8 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.25        Directors' Compensation Plan (incorporated by reference to
                  Exhibit 10.17 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.26 Restricted Stock Award Plan, dated December 20, 2000 (incorporated by reference to Exhibit 4.21 of EXFO's annual report on Form 20-F dated January 18, 2001).

      4.27 Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel J. Ernst dated September 5, 2002 (incorporated by reference to
                  Exhibit 4.30 of EXFO's annual report on Form 20-F dated January 15, 2003).

      4.28 EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to
                  Exhibit 4.31 of EXFO's annual report on Form 20-F dated January 15, 2003).

      4.29 Second Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2002.

      4.30 Severance and General Release Agreement with Bruce Bonini dated August 8, 2003.

      4.31 Separation Agreement and General Release with Sami Yazdi dated April 1, 2003.

      4.32 Executive Employment Agreement of James Stevens dated as of October 4, 2003.

      4.33        Termination Terms for John Holloran Jr. dated May 28, 2003.

      4.34        Employment Agreement of Pierre Plamondon dated as of September
                  1, 2002.

      8.1 Subsidiaries of EXFO (list included in Item 4C of this annual report).

      11.1        Code of Ethics for senior financial officers.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 -F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                    EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                    By:      /s/ Germain Lamonde
                                             --------------------------------
                                    Name:    Germain Lamonde
                                    Title:   Chairman of the Board, President
                                             and Chief Executive Officer

                                    Date:   January 9, 2004.



CERTIFICATIONS

         I, Germain Lamonde, Chairman of the Board, President and Chief Executive Officer, certify that:

         1. I have reviewed this annual report on Form 20-F of EXFO Electro-Optical Engineering Inc. ("EXFO");

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of EXFO as of, and for, the periods presented in this report;

         4. EXFO's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for EXFO and have:

         a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to EXFO, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) Evaluated the effectiveness of EXFO's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

         5. EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of disclosure controls and procedures, to EXFO's auditors and the audit committee of EXFO's board of directors (or persons performing the equivalent function):

         a) All significant deficiencies and weaknesses in the design or operation of internal controls which are reasonable likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO's internal controls.


         Date:    January 9, 2004.



         /s/  Germain Lamonde
         -------------------------------------
         Germain Lamonde
         Chairman of the Board,
         President and Chief Executive Officer


Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, to such officer's knowledge, that:

         1. The annual report of Form 20-F for the year ended August 31, 2003 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         2. The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.


         Date:    January 9, 2004.



         /s/  Germain Lamonde
         -------------------------------------
         Germain Lamonde
         Chairman of the Board,
         President and Chief Executive Officer

         The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

         I, Pierre Plamondon, Vice-President Finance and Chief Financial Officer, certify that:

         1. I have reviewed this annual report on Form 20-F of EXFO Electro-Optical Engineering Inc. ("EXFO");

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of EXFO as of, and for, the periods presented in this report;

         4. EXFO's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for EXFO and have:

         a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to EXFO, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) Evaluated the effectiveness of EXFO's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

         5. EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of disclosure controls and procedures, to EXFO's auditors and the audit committee of EXFO's board of directors (or persons performing the equivalent function):

         a) All significant deficiencies and weaknesses in the design or operation of internal controls which are reasonable likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO's internal controls.


         Date:    January 9, 2004.



         /s/ Pierre Plamondon
         ---------------------------
         Pierre Plamondon, CA
         Vice-President Finance
         and Chief Financial Officer

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, to such officer's knowledge, that:

         1. The annual report of Form 20-F for the year ended August 31, 2003 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         2. The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.


         Date:    January 9, 2004.



         /s/ Pierre Plamondon
         ---------------------------
         Pierre Plamondon, CA
         Vice-President Finance
         and Chief Financial Officer

         The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF
EXFO ELECTRO-OPTICAL ENGINEERING INC.

We have audited the consolidated balance sheets of EXFO ELECTRO-OPTICAL ENGINEERING INC. as at August 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings (deficit) and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedules on the variation in the allowance for doubtful accounts and on the variation in the valuation allowance of future income tax assets included in Form 20-F present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 26, 2003


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 2 to the consolidated financial statements. Our report to the Shareholders dated September 26, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 26, 2003

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEETS

                          (in thousands of US dollars)


                                                              AS AT AUGUST 31,
                                                           ----------------------
                                                              2003         2002
                                                           ---------    ---------
ASSETS

CURRENT ASSETS
Cash                                                       $   5,366    $   9,128
Short-term investments (notes 8 and 18)                       52,010       40,553
Accounts receivable (notes 8 and 18)
      Trade                                                    9,639        9,881
      Other                                                      834        3,267
Income taxes and tax credits recoverable (notes 4 and 8)       6,003       13,473
Inventories (notes 4, 5 and 8)                                15,602       23,822
Prepaid expenses                                               2,041        1,280
Future income taxes (notes 4 and 15)                              --        1,272
                                                           ---------    ---------
                                                              91,495      102,676

INCOME TAXES AND TAX CREDITS RECOVERABLE (notes 4 and 8)       1,377        6,234

PROPERTY, PLANT AND EQUIPMENT (notes 6 and 8)                 24,931       26,246

INTANGIBLE ASSETS (notes 4, 7 and 8)                          10,778       16,464

GOODWILL (notes 4 and 7)                                      17,673       17,576

FUTURE INCOME TAXES (notes 4 and 15)                              --        8,730
                                                           ---------    ---------
                                                           $ 146,254    $ 177,926
                                                           =========    =========

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 9)          $  12,026    $  10,699
Income taxes payable                                           2,200           --
Deferred revenue                                                 500          503
Current portion of long-term debt                                110          100
                                                           ---------    ---------
                                                              14,836       11,302

DEFERRED GRANTS (note 14)                                      1,139          654

LONG-TERM DEBT (note 10)                                         453          564
                                                           ---------    ---------
                                                              16,428       12,520
                                                           ---------    ---------

COMMITMENTS (note 11)

CONTINGENCIES (note 12)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 13)                                      492,452      489,611

CONTRIBUTED SURPLUS                                            1,519        1,487

CUMULATIVE TRANSLATION ADJUSTMENT                              7,643       (8,854)

DEFICIT                                                     (371,788)    (316,838)
                                                           ---------    ---------
                                                             129,826      165,406
                                                           ---------    ---------
                                                           $ 146,254    $ 177,926
                                                           =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)


                                                                                YEARS ENDED AUGUST 31,
                                                                         -----------------------------------
                                                                            2003         2002         2001
                                                                         ---------    ---------    ---------
                                                                                       (note 22)   (note 22)
SALES (note 16)                                                          $  61,930    $  68,330    $ 146,013

COST OF SALES*                                                              36,197       52,366       56,207
                                                                         ---------    ---------    ---------

GROSS MARGIN                                                                25,733       15,964       89,806
                                                                         ---------    ---------    ---------

OPERATING EXPENSES
Selling and administrative                                                  26,991       33,881       44,975
Net research and development (notes 4 and 14)                               15,879       12,782       13,601
Amortization of property, plant and equipment                                6,139        5,932        3,559
Amortization of intangible assets                                            4,747       11,615        9,876
Write-down of intangible assets (note 4)                                     2,922       23,657           --
Restructuring and other charges (note 4)                                     4,134        2,880        3,288
                                                                         ---------    ---------    ---------

TOTAL OPERATING EXPENSES                                                    60,812       90,747       75,299
                                                                         ---------    ---------    ---------

EARNINGS (LOSS) FROM OPERATIONS                                            (35,079)     (74,783)      14,507

Interest income, net                                                         1,245        1,456        6,098
Foreign exchange gain (loss)                                                (1,552)        (458)       3,327
                                                                         ---------    ---------    ---------

EARNINGS (LOSS) BEFORE INCOME TAXES AND AMORTIZATION AND
   WRITE-DOWN OF GOODWILL (note 15)                                        (35,386)     (73,785)      23,932

INCOME TAXES (note 15)                                                      15,059      (25,451)       8,150
                                                                         ---------    ---------    ---------

EARNINGS (LOSS) BEFORE AMORTIZATION AND WRITE-DOWN OF
   GOODWILL                                                                (50,445)     (48,334)      15,782

AMORTIZATION OF GOODWILL (note 2)                                               --       38,021       31,076
WRITE-DOWN OF GOODWILL (note 4)                                              4,505      222,169           --
                                                                         ---------    ---------    ---------

NET LOSS FOR THE YEAR                                                    $ (54,950)   $(308,524)   $ (15,294)
                                                                         =========    =========    =========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
     Earnings (loss) before amortization and write-down of goodwill      $   (0.80)   $   (0.80)   $    0.30

     Net loss                                                            $   (0.87)   $   (5.09)   $   (0.29)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)                 62,852       60,666       53,014

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S) (note 17)     63,317       60,966       53,495

* Including inventory write-offs of $4,121, $18,463 and nil for the years ended August 31, 2003, 2002 and 2001, respectively (note 4).


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
 CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)


RETAINED EARNINGS (DEFICIT)
                                                 YEARS ENDED AUGUST 31,
                                        ----------------------------------------
                                           2003           2002           2001
                                        ----------     ----------     ----------

BALANCE - BEGINNING OF YEAR             $ (316,838)    $   (8,314)    $   6,980

ADD
Net loss for the year                      (54,950)      (308,524)      (15,294)
                                        ----------     ----------     ----------

BALANCE - END OF YEAR                   $ (371,788)    $ (316,838)    $  (8,314)
                                        ==========     ==========     =========



CONTRIBUTED SURPLUS
                                                 YEARS ENDED AUGUST 31,
                                        ----------------------------------------
                                           2003           2002           2001
                                        ----------     ----------     ----------

BALANCE - BEGINNING OF YEAR             $    1,487     $    1,457     $      --

ADD
Premium on resale of share capital              32             30         1,457
                                        ----------     ----------     ----------

BALANCE - END OF YEAR                   $    1,519     $    1,487      $  1,457
                                        ==========     ==========      ========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                                            YEARS ENDED AUGUST 31,
                                                                   -----------------------------------
                                                                      2003         2002         2001
                                                                   ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                              $ (54,950)   $(308,524)   $ (15,294)
Add (deduct) items not affecting cash
     Discount on short-term investments                                  (54)         271          191
     Inventory and tax credit write-offs                               6,418       18,463           --
     Amortization                                                     10,886       55,568       44,511
     Foreign exchange gains on disposal of short-term
          investments                                                    (42)         (74)      (3,437)
     Restructuring and other charges                                     512          741        1,083
     Future income taxes                                             (18,247)     (13,397)      (1,779)
     Future income tax assets valuation allowance                     28,385           --           --
     Write-down of goodwill and intangible assets                      7,427      245,826           --
Change in non-cash operating items
     Accounts receivable                                               3,957       15,406          447
     Income taxes and tax credits                                     13,886      (19,736)       2,237
     Inventories                                                       7,925        4,332      (20,308)
     Prepaid expenses                                                   (569)         356          (67)
     Accounts payable and accrued liabilities                           (349)      (7,470)      (3,736)
     Deferred revenue                                                    (24)        (106)         100
     Deferred grants                                                     420         (335)         (57)
                                                                   ---------    ---------    ---------
                                                                       5,581       (8,679)       3,891
                                                                   ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                             --           --       (2,046)
Repayment of mandatorily redeemable preferred shares                      --           --         (354)
Repayment of long-term debt                                             (133)        (106)      (3,355)
Issuance of share capital                                                 45           --           --
Redemption of share capital                                              (16)          (6)         (33)
Resale of share capital                                                   48           36        1,490
Share issue expenses                                                      --          (14)        (331)
                                                                   ---------    ---------    ---------
                                                                         (56)         (90)      (4,629)
                                                                   ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                 (401,105)    (506,228)    (772,808)
Proceeds from disposal of short-term investments                     395,699      531,733      865,373
Additions to property, plant and equipment and intangible assets      (2,652)      (5,245)     (15,911)
Business combinations (note 3)                                        (1,867)      (9,756)     (68,255)
                                                                   ---------    ---------    ---------
                                                                      (9,925)      10,504        8,399
                                                                   ---------    ---------    ---------
CHANGE IN CASH                                                        (4,400)       1,735        7,661

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                          638         (336)        (661)

CASH - BEGINNING OF YEAR                                               9,128        7,729          729
                                                                   ---------    ---------    ---------
CASH - END OF YEAR                                                 $   5,366    $   9,128    $   7,729
                                                                   =========    =========    =========

SUPPLEMENTARY INFORMATION
Interest paid                                                      $     417    $     269    $     377
Income taxes paid (recovered)                                      $ (10,351)   $   4,172    $   8,171

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1        INCORPORATION AND NATURE OF ACTIVITIES

         The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of test, measurement and monitoring solutions for the global telecommunications industry. These solutions characterize the physical, optical and protocol layers of optical fiber and related hardware. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe and Asia. The company's customers consist primarily of telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories.


2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except for the significant differences and additional disclosures provided in note 20.

         ACCOUNTING ESTIMATES

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

         CONSOLIDATION

         These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

         REPORTING CURRENCY

         The functional currency of the company is the Canadian dollar. However, the company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

         In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         FOREIGN CURRENCY TRANSLATION

         FOREIGN CURRENCY TRANSACTIONS

         Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.

         FOREIGN SUBSIDIARIES

         The financial statements of integrated foreign operations with a functional currency other than the Canadian dollar are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the monthly average exchange rate. Gains and losses resulting from remeasurement are reflected in the statements of earnings.

         FORWARD EXCHANGE CONTRACTS

         Forward exchange contracts are utilized by the company in the management of its foreign currency exposure. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

         Foreign exchange translation gains and losses on forward exchange contracts, used to hedge anticipated US-dollar-denominated sales, are recognized as an adjustment of the revenues when the sale is recorded.

         Realized and unrealized gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

         SHORT-TERM INVESTMENTS

         Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium.

         INVENTORIES

         Inventories are valued on an average cost basis at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

         On September 1, 2002, the company changed its accounting policy for determining the cost of raw materials and work in progress from the first-in, first-out method to the average cost method. This change in accounting policy had no significant impact on the company's financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

         Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

                                                        TERM
         Land improvements                              5 years
         Buildings                                      15 and 25 years
         Equipment                                      2 to 10 years
         Leasehold improvements                         Remaining lease term

         INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION

         Intangible assets primarily include the cost of acquired in-process research and development and core technology, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility, while acquired in-process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use. Intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten months for in-process research and development, and five years for core technology.

         Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill related to business combinations with a date of acquisition prior to July 1, 2001, was amortized on a straight-line basis over the estimated useful life of five years until August 31, 2002. Goodwill related to business combinations with a date of acquisition after June 30, 2001, is not amortized.

         Goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units (note 4).

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are reviewed for impairment when events and circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value. The company has recorded impairment charges for intangible assets in 2002 and 2003 (note 4).

         REVENUE RECOGNITION

         For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

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

         Delivery generally occurs when the product is shipped to a transporter.

         At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed and determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed and determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

         Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

         Extended warranties are recognized ratably over the service periods.

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

         RESEARCH AND DEVELOPMENT EXPENSES

         All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated benefit period.

         As at August 31, 2003, the company had not deferred any development costs.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         INCOME TAXES

         The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse.

         The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. In 2003, the company recorded a valuation allowance for all its future income tax assets (note 4).

         EARNINGS PER SHARE

         Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

         Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated, using the treasury stock method, as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.

         NEW ACCOUNTING STANDARDS

         On September 1, 2002, the company prospectively adopted section 3870 of the Canadian Institute of Chartered Accountants (CICA) handbook, "Stock-Based Compensation and Other Stock-Based Payments", which applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The company, to continue with its existing policy, elected not to account for stock-based compensation costs arising from awards to employees using the fair value-based method. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. The company complied with the standard by providing the required pro forma disclosures (note 13). The adoption of this new standard had no impact on the company's financial results.

         On September 1, 2002, the company adopted section 3062 of the CICA handbook, "Goodwill and Other Intangible Assets". This new section changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon the adoption of this section. For any acquisitions completed after June 30, 2001, goodwill is not amortized. Until August 31, 2002, goodwill recorded in business combinations completed prior to July 1, 2001, was amortized on a straight-line basis over five years.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         Also, under the transitional provisions of the section, the company performed an initial impairment test in September 2002 to identify goodwill impairment using a fair value-based method. Under the new section, goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

         Furthermore, under this new section, goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units (note 4).

         This change in accounting policy has been applied prospectively and, consequently, the amounts presented for prior years have not been restated. The consolidated statements of earnings for the years ended August 31, 2001 and 2002, show the net loss and the net loss per share figures before the amortization and write-down of goodwill.

         On September 1, 2002, the company prospectively adopted section 3063 of the CICA handbook, "Impairment of Long-Lived Assets". This new section changes existing rules for recognition and measurement of long-lived assets held for use. The section requires that an impairment loss be measured as the excess of the carrying value of a long-lived asset over its fair value. Long-lived assets were tested for impairment in 2003 under these new provisions (note 4).

         On March 1, 2003, the company prospectively adopted accounting guideline 14 of the CICA handbook, "Disclosure of Guarantees". This new guideline requires certain disclosure about obligations under guarantees other than product warranties. The adoption of this guideline had no impact on the company's financial statements since the company has no guarantee that falls into the scope of this new guideline.

         On May 1, 2003, the company prospectively adopted section 3475 of the CICA handbook, "Disposal of Long-Lived Assets and Discontinued Operations". Under this new section, a long-lived asset to be disposed of other than by sale continues to be classified as held and used until it is disposed of; a long-lived asset classified as held for sale is measured at the lower of its carrying value or fair value less cost to sell; a loss recognized on classification of long-lived assets as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent to which they are included in the fair value of the asset; and discontinued operations are defined more broadly than under existing rules. The adoption of this new standard had no impact on the company's financial statements since the company did not have such operations.

         In July 2003, the CICA issued new handbook section 1100, "Generally Accepted Accounting Principles", which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the handbook does not cover a particular situation, and clarifies the role of "industry practice" in setting GAAP. The company will adopt this new standard on September 1, 2004, and has not yet determined the impact it will have on its financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         In July 2003, the CICA issued new handbook section 1400, "General Standards of Financial Statements Presentation", which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must "present fairly in accordance with Canadian generally accepted accounting principles" its financial position, results of operations and cash flows. The company will adopt this new standard on September 1, 2004, and has not yet determined the impact it will have on its financial statements

3        BUSINESS COMBINATIONS

         The company completed a number of business combinations in 2001, 2002 and 2003. The fair value allocated to significant intangible assets acquired in these business combinations was based upon independent valuations performed in conjunction with the business combinations. Acquired goodwill, except the one from gnubi communications L.P., is not deductible for income tax purposes.

         BUSINESS COMBINATION DURING 2003

         GNUBI COMMUNICATIONS, L.P.

         On October 7, 2002, a newly created wholly-owned subsidiary of the company, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of GNUBI COMMUNICATIONS, L.P., a U.S. company supplying multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers as well as research and development laboratories. This acquisition was made to fully complement the company's offering, to enhance its competitive position with network service providers and system vendors as well as to expand its presence in the data communications test market.

         This acquisition was settled for a total consideration valued at $4,663,000 including acquisition-related costs of $162,000. The consideration paid consisted of $1,867,000 in cash, $2,796,000 by the issuance of 1,479,290 subordinate voting shares and a cash contingent consideration up to a maximum of $2,900,000, based on sales volume of EXFO Gnubi for the twelve months following the acquisition.

         The cash contingent consideration to be paid upon the realization of the defined sales volume is accounted for as an additional acquisition cost and is recognized as an additional cost of acquired core technology as sales occur. Since October 7, 2002, the company recognized $173,000 as an additional cost of acquired core technology based on realized sales of EXFO Gnubi.

         The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula, being September 10, 2002.

         This acquisition has been accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since October 7, 2002, being the date of acquisition.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

         Assets acquired
            Current assets                              $   755
            Property, plant and equipment                   334
            Core technology                                 750
         Current liabilities assumed                       (134)
                                                        -------

         Net identifiable assets acquired                 1,705

         Goodwill                                         2,958
                                                        -------

         Purchase price                                   4,663

         Less: Subordinate voting shares issued           2,796
                                                        -------
         Cash paid                                      $ 1,867
                                                        =======


         BUSINESS COMBINATION DURING 2002

         AVANTAS NETWORKS CORPORATION (RENAMED EXFO PROTOCOL INC.)

         On November 2, 2001, the company acquired a 100% interest in EXFO Protocol Inc. ("EXFO Protocol"), a Canadian company specializing in protocol-layer testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

         Assets acquired
           Current assets                               $ 6,040
           Property, plant and equipment                  2,003
           In-process research and development            1,400
           Core technology                                5,050
           Future income tax assets (note 4)                476
         Current liabilities assumed                     (3,575)
                                                        -------

         Net identifiable assets acquired                11,394

         Goodwill (note 4)                               57,987
                                                        -------

         Purchase price                                  69,381

         Less: Subordinate voting shares issued          59,625
                                                        -------

         Cash paid, net of cash and cash
           equivalents acquired                         $ 9,756
                                                        -------

         BUSINESS COMBINATIONS DURING 2001

         BURLEIGH INSTRUMENTS, INC. (RENAMED EXFO BURLEIGH PRODUCTS GROUP INC.)

         On December 20, 2000, the company acquired a 100% interest in EXFO Burleigh Products Group Inc. ("EXFO Burleigh"), a U.S. company manufacturing precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at $189,270,000, including acquisition-related costs of $2,461,000.

         The consideration paid consisted of $42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares valued at $146,809,000.

         Furthermore, as part of this acquisition, the company established a restricted stock award plan for employees of EXFO Burleigh (note 13). This plan provides that in the event of an employee's voluntary termination, shares to be issued to this employee under the plan will be issued to EXFO Burleigh's former shareholders. In such circumstances, this issuance of shares will be recorded as additional goodwill. As of August 31, 2003, $5,000 has been recorded as additional goodwill upon voluntary termination of EXFO Burleigh's employees.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         The 2001 acquisitions have been accounted for using the purchase method and, consequently, the results of operations of EXFO Burleigh and EXFO Photonic Solutions have been included in the consolidated statements of earnings of the company from the date of acquisition of these subsidiaries, being December 20, 2000, for EXFO Burleigh and March 15, 2001, for EXFO Photonic Solutions.

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

         The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the dates of acquisition as follows:

                                              EXFO BURLEIGH  EXFO PHOTONIC
                                                                 SOLUTIONS
                                              -------------  -------------

         Assets acquired
           Current assets                         $   7,092    $   9,195
           Property, plant and equipment              4,457        1,054
           In-process research and development        1,800          972
           Core technology (note 4)                  24,000       25,324
           Workforce                                  1,250          907
           Trademark                                     --          421
         Liabilities assumed                         (9,068)      (7,169)
         Future income tax liabilities               (8,342)        (983)
                                                  ---------    ---------

         Net identifiable assets acquired            21,189       29,721

         Goodwill (note 4)                          168,081       80,425
                                                  ---------    ---------

         Purchase price                             189,270      110,146

         Less: Subordinate voting shares issued     146,809       84,952
                                                  ---------    ---------

         Cash paid, net of cash acquired          $  42,461    $  25,194
                                                  =========    =========

         VANGUARD TECHNICAL SOLUTIONS, INC.

         On March 16, 2001, the company, through one of its subsidiaries, Burleigh Automation Inc., acquired substantially all the assets of Vanguard Technical Solutions, Inc., a U.S. company specializing in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which was settled for a total cash consideration of $600,000 allocated to property, plant and equipment, has been accounted for using the purchase method.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


4        SPECIAL CHARGES

         WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

         In May 2003, the company performed its annual impairment test on goodwill for all its reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting the subsidiaries' industries, the company reviewed the carrying value of intangible assets related to these reporting units, consisting primarily in acquired core technology.

         As a result of this assessment, the company concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions was impaired and it recorded a charge of $4,505,000 to write down goodwill and a pre-tax charge of $2,922,000 to write down acquired core technology. Of the total impairment loss of $7,427,000, $6,872,000 is related to EXFO Burleigh for goodwill and acquired core technology, and $555,000 is related to EXFO Photonic Solutions for acquired core technology.

         For the purposes of estimating the fair values, the company used a combination of discounted future cash flows and a market approach (sales multiples). The discounted cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20% and annual growth rates ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3.

         In May 2002, as part of its review of financial results, the company performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting the subsidiaries' industries and the decline in technology valuations. The growth prospects for those subsidiaries were significantly lower than previously expected and less than those of historical periods, and the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, the company concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and it recorded a charge of $222,169,000 to write down a significant portion of goodwill and a pre-tax charge of $23,657,000 to write down a significant portion of acquired core technology. Of the total impairment loss of $245,826,000, $125,017,000 was related to EXFO Burleigh for goodwill and acquired core technology, $71,508,000 was related to EXFO Photonic Solutions for goodwill and acquired core technology, and $49,301,000 was related to EXFO Protocol for goodwill.

         The impairment loss was calculated based upon existing accounting rules and represented the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since the company had distinct cash flows for each of them and because they were not fully integrated into the company's activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.

         The assumptions supporting the estimated fair values and undiscounted future cash flows, including current and future industry conditions, reflect management's best estimates.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

         During 2001, the company implemented a structured plan to reduce costs and increase efficiency. Under that plan, the company recorded charges of $3,288,000, including $844,000 in severance expenses for the 245 employees who were terminated throughout the company, $1,476,000 for unused long-lived assets and $968,000 for future payments on exited leased facilities. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2001. As at August 31, 2003, the accrued liabilities related to this restructuring plan amounted to $124,000 and consisted primarily of future payments on exited leased facilities.

         During 2002, the company implemented additional structured plans to further reduce its costs. Under these plans, the company recorded additional charges of $2,880,000, including $2,012,000 in severance expenses for the 350 employees who were terminated throughout the company and $868,000 for unused long-lived assets. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2002. Furthermore, the company recorded $18,463,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year. As at August 31, 2003, the accrued liabilities related to these restructuring plans amounted to $68,000 and consisted of accrued cost for unused long-lived assets.

         During 2003, the company implemented an additional restructuring plan to realign its cost structure to current market conditions. Under that plan, the company recorded additional charges of $4,134,000, including $2,767,000 in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for unused long-lived assets and $855,000 for future payments on exited leased facilities. Those charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2003. In addition, the company recorded $4,121,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year. As at August 31, 2003, the accrued liabilities related to the severance expenses and exited leased facilities incurred in 2003 amounted to $2,276,000.

         FUTURE INCOME TAX ASSETS AND RESEARCH AND DEVELOPMENT TAX CREDITS

         During 2003, the company reviewed the carrying value of its future income tax assets and its research and development tax credits. Considering current market conditions and because the company recorded losses for current and past fiscal years, it concluded that it is more likely than not that its future income tax assets and some of its research and development tax credits will not be recoverable and that a valuation allowance and a write-off were required. Accordingly, the company recorded a valuation allowance of $28,385,000 to write off all its future income tax assets mainly related to the parent company, EXFO Protocol and EXFO Burleigh and wrote off $2,297,000 in research and development tax credits related to EXFO Protocol. The valuation allowance has been included in the income taxes in the statement of earnings for the year ended August 31, 2003 (note 15). The write-off of research and development tax credits has been included in the net research and development expenses in the statement of earnings for that same year (note 14).

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


5        INVENTORIES

                                                                                                     AS AT AUGUST 31,
                                                                                          ---------------------------------------
                                                                                                     2003                  2002
                                                                                          ----------------      -----------------

         Raw materials                                                                    $         8,188       $        13,507
         Work in progress                                                                           1,022                 1,382
         Finished goods                                                                             6,392                 8,933
                                                                                          ----------------      -----------------

                                                                                          $        15,602       $        23,822
                                                                                          ================      =================


6        PROPERTY, PLANT AND EQUIPMENT

                                                                                AS AT AUGUST 31,
                                                 --------------------------------------------------------------------------------
                                                                 2003                                      2002
                                                 --------------------------------------    --------------------------------------
                                                                           ACCUMULATED                               ACCUMULATED
                                                           COST           AMORTIZATION               COST           AMORTIZATION

         Land and land improvements              $        3,323     $              350     $        2,124     $                -
         Buildings                                       11,177                  1,784              8,043                    695
         Equipment                                       33,560                 21,790             29,177                 14,662
         Leasehold improvements                           1,837                  1,042              4,121                  1,862
                                                 ---------------    -------------------    ---------------    -------------------

                                                         49,897     $           24,966             43,465     $           17,219
                                                                    ===================                       ===================

         Less:
             Accumulated amortization                    24,966                                    17,219
                                                 ---------------                           ---------------

                                                 $       24,931                            $       26,246
                                                 ===============                           ===============


7        INTANGIBLE ASSETS AND GOODWILL

                                                                                                     AS AT AUGUST 31,
                                                                                           --------------------------------------
                                                                                                      2003                 2002
                                                                                           -----------------    -----------------

         Core technology, net of accumulated amortization of $20,986 ($15,120 in 2002)
             (notes 3 and 4)                                                               $        10,778      $        16,464
         In-process research and development, net of accumulated amortization of $4,496
             ($4,195 in 2002)                                                                           --                   --
                                                                                           ---------------      ---------------

                                                                                           $        10,778      $        16,464
                                                                                           ===============      ===============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         Amortization expense for intangible assets in each of the next four years is $3,932,000 in 2004, $3,932,000 in 2005, $2,497,000 in 2006 and
         $417,000 in 2007.

         The net carrying value of goodwill is comprised of the following:

                                                        AS AT AUGUST 31,
                                                  ------------------------------
                                                         2003             2002
                                                  -------------    -------------

         Balance - Beginning of year              $    17,576      $   219,172
         Business combination (note 3)                  2,958           57,987
         Amortization (note 2)                             --          (38,021)
         Write-down (note 4)                           (4,505)        (222,169)
         Effect of foreign exchange rate                1,644              607
                                                  -----------      -----------

         Balance - End of year                    $    17,673      $    17,576
                                                  ===========      ===========


8        CREDIT FACILITIES

         The company has a line of credit which provides for advances of up to Cdn$10,000,000 (US$7,220,000). This line of credit, which is renewable annually, bears interest at prime rate (prime rate in 2002). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as collateral against this line of credit. As at August 31, 2003, Cdn$1,400,000 (US$1,000,000) have been reserved from this line of credit for letters of guarantee (note 12). As at August 31, 2002, this line of credit was unused.


9        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                        AS AT AUGUST 31,
                                                  ------------------------------
                                                         2003             2002
                                                  -------------    -------------

         Trade                                    $     4,227      $     4,738
         Salaries and social benefits                   3,462            2,638
         Warranty                                         687              849
         Tax on capital                                   381              856
         Restructuring charges (notes 4 and 19)         2,468              782
         Other                                            801              836
                                                  -----------      -----------

                                                  $    12,026      $    10,699
                                                  ===========      ===========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


10       LONG-TERM DEBT

                                                        AS AT AUGUST 31,
                                                  ------------------------------
                                                         2003             2002
                                                  -------------    -------------

         Loans collateralized by equipment, bearing
             interest at 9.6%, repayable in
             monthly installments of $13,000
             including principal and interest,
             maturing in 2008                     $       563      $       664

         Less: Current portion                            110              100
                                                  -----------      -----------

                                                  $       453      $       564
                                                  ===========      ===========

         As at August 31, 2003, minimum principal repayments required in each of the next five years are $110,000 in 2004, $122,000 in 2005, $135,000 in
         2006, $146,000 in 2007 and $50,000 in 2008.


11       COMMITMENTS

         The company has entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. As at August 31, 2003, minimum rentals payable under these operating leases in each of the next five years are $1,078,000 in 2004, $908,000 in 2005, $898,000 in 2006, $764,000 in 2007 and $448,000 in 2008. As at
         August 31, 2003, total commitments under these operating leases amounted to $5,316,000.

         For the years ended August 31, 2001, 2002 and 2003, rental expense amounted to $1,580,000, $1,936,000 and $1,718,000, respectively (note
         19).


12       CONTINGENCIES

         On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

         In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

         On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many complex documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

         Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as of August 31, 2003.

         As at August 31, 2003, the company has outstanding letters of guarantee of $1,232,000, which expire at various dates through 2006. From this amount, $1,000,000 has been reserved from the line of credit (note 8).

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

         The following table summarizes the share capital activity since August 31, 2000:

                                                   MULTIPLE VOTING SHARES           SUBORDINATE VOTING SHARES
                                               ---------------------------------  -------------------------------
                                                                                                                           TOTAL
                                                     NUMBER           AMOUNT            NUMBER         AMOUNT             AMOUNT
         Balance as at August 31, 2000              38,000,000   $           1        8,757,264   $     198,458    $     198,459

           Business combinations (note 3)                   --              --       10,188,816         231,761          231,761
           Conversion of multiple voting
               shares into subordinate voting
               shares                                 (100,000)             --          100,000              --               --
           Redemption                                       --              --          (43,999)            (33)             (33)
           Resale                                           --              --           43,999              33               33
           Share issue expenses, net of
               related income taxes                         --              --               --            (225)            (225)
                                               ----------------  ---------------  --------------- ---------------  --------------

         Balance as at August 31, 2001              37,900,000               1       19,046,080         429,994          429,995

           Business combination (note 3)                    --              --        4,374,573          59,625           59,625
           Exercise of stock awards                         --              --          144,532              --               --
           Redemption                                       --              --           (7,022)             (6)              (6)
           Resale                                           --              --            7,022               6                6
           Share issue expenses, net of
               related income taxes                         --              --               --              (9)              (9)
                                               ----------------  ---------------  --------------- ---------------  --------------

         Balance as at August 31, 2002              37,900,000               1       23,565,185         489,610          489,611

           Business combination (note 3)                    --              --        1,479,290           2,796            2,796
           Exercise of stock options                        --              --           25,498              45               45
           Exercise of stock awards                         --              --           69,935              --               --
           Redemption                                       --              --          (21,515)            (16)             (16)
           Resale                                           --              --           21,515              16               16
                                               ----------------  ---------------  --------------- ---------------  --------------

         Balance as at August 31, 2003              37,900,000   $           1       25,139,908   $     492,451    $     492,452
                                               ================  ===============  =============== ===============  ==============

         STOCK PURCHASE PLAN

         The company's stock purchase plan terminated at the time of the initial public offering, being June 29, 2000. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under that plan are restricted as to sale and transferability for a period of at least five years from the date of acquisition. Prior to its initial public offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of Cdn$0.98 (US$0.67) per share. On June 29, 2000, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares on a one-for-one basis.

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

         The following table summarizes stock option activity since August 31, 2000:

                                                                           YEARS ENDED AUGUST 31,
                                            -------------------------------------------------------------------------------------
                                                        2003                        2002                        2001
                                            --------------------------- --------------------------- -----------------------------
                                                             WEIGHTED                       WEIGHTED                   WEIGHTED
                                                              AVERAGE                        AVERAGE                    AVERAGE
                                                             EXERCISE                       EXERCISE                   EXERCISE
                                                  NUMBER        PRICE         NUMBER           PRICE      NUMBER          PRICE

         Outstanding - Beginning of year       2,597,574  $        22      2,414,231  $         28       609,734  $          26
           Granted                             1,268,450            2      1,039,805            10     2,153,352             29
           Exercised                             (25,498)          (2)            --            --            --             --
           Forfeited                            (663,913)         (17)      (856,462)          (25)     (348,855)           (29)
                                            ------------- ------------- ------------- ------------- ------------- ---------------

         Outstanding - End of year             3,176,613  $        15      2,597,574  $         22     2,414,231  $          28
                                            ============= ============= ============= ============= ============= ===============

         Exercisable - End of year             1,068,595  $        22        512,161  $         28       127,561  $          26
                                            ============= ============= ============= ============= ============= ===============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         The following table summarizes information about stock options as at August 31, 2003:

                               OPTIONS OUTSTANDING AS AT AUGUST 31, 2003           OPTIONS EXERCISABLE AS AT AUGUST 31, 2003
                           --------------------------------------------------  --------------------------------------------------

                                                                    WEIGHTED                                            WEIGHTED
                                                 WEIGHTED            AVERAGE                         WEIGHTED            AVERAGE
                                                  AVERAGE          REMAINING                          AVERAGE          REMAINING
         EXERCISE PRICE           NUMBER   EXERCISE PRICE   CONTRACTUAL LIFE          NUMBER   EXERCISE PRICE   CONTRACTUAL LIFE

         $1.58 to $2.16          873,850     $       1.59          3.1 years         108,224     $       1.58          3.1 years
         $2.59 to $3.63          224,400             3.39          3.3 years          28,744             3.37          3.3 years
         $5.65                    35,479             5.65          2.5 years           8,870             5.65          2.5 years
         $9.13 to $12.69         676,246            10.12          2.2 years         169,062            10.12          2.2 years
         $19.19 to $27.80      1,047,812            23.90          1.2 years         594,282            24.15          1.2 years
         $34.07 to $45.94        269,276            43.58          1.1 years         134,638            43.58          1.1 years
         $56.75                   49,550            56.75          1.0 year           24,775            56.75          1.0 year
                           --------------  ---------------  -----------------  --------------  ---------------  -----------------

                               3,176,613     $      15.36          2.1 years       1,068,595     $      22.14          1.6 years
                           ==============  ===============  =================  ==============  ===============  =================

         RESTRICTED STOCK AWARD PLAN

         On December 20, 2000, the company established a restricted stock award plan for employees of EXFO Burleigh. Each stock award entitles employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such an employee automatically vest. The plan will expire on December 20, 2004.

         The following table summarizes restricted stock awards activity since December 2000:

                                                                                       YEARS ENDED AUGUST 31,
                                                                       ----------------------------------------------------------
                                                                                 2003                2002                2001
                                                                       ------------------  ------------------  ------------------
         Outstanding - Beginning of year                                       215,249             359,781                  --
           Granted                                                                  --                  --             359,781
           Exercised                                                          (69,935)           (144,532)                  --
           Forfeited                                                           (2,218)                  --                  --
                                                                       ------------------  ------------------  ------------------

         Outstanding - End of year                                             143,096             215,249             359,781
                                                                       ==================  ==================  ==================

         Exercisable - End of year                                                  --                  --                  --
                                                                       ==================  ==================  ==================

         As of August 31, 2003, the weighted average remaining contractual life of the outstanding restricted stock awards was 1.3 years.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         STOCK APPRECIATION RIGHTS PLAN

         On August 4, 2001, the company established a stock appreciation rights plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant. Stock appreciation rights vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

         Considering the market price of the common shares of US$2.64 as at August 31, 2003, compensation expense for those stock appreciation rights was nominal as at August 31, 2003.

         The following table summarizes stock appreciation rights activity since August 2001:

                                                                           YEARS ENDED AUGUST 31,
                                            -------------------------------------------------------------------------------------
                                                        2003                        2002                        2001
                                            --------------------------- --------------------------- -----------------------------
                                                            WEIGHTED                     WEIGHTED                     WEIGHTED
                                                             AVERAGE                      AVERAGE                      AVERAGE
                                                            EXERCISE                     EXERCISE                     EXERCISE
                                                NUMBER         PRICE          NUMBER        PRICE          NUMBER        PRICE

         Outstanding - Beginning of year        10,000   $        26          22,400  $        30              --  $        --
           Granted                               5,000             2           1,000           12          22,400           30
           Forfeited                            (6,000)           (9)        (13,400)         (31)             --           --
                                           ------------  --------------  ------------ --------------  ------------ --------------

         Outstanding - End of year               9,000   $        24          10,000  $        26          22,400  $        30
                                           ============  ==============  ============ ==============  ============ ==============

         Exercisable - End of year               3,500   $        30           2,250  $        27              --  $        --
                                           ============  ==============  ============ ==============  ============ ==============

         The following table summarizes information about stock appreciation rights as at August 31, 2003:

                                                       STOCK APPRECIATION RIGHTS                 STOCK APPRECIATION RIGHTS
                                                           OUTSTANDING AS AT                         EXERCISABLE AS AT
                                                            AUGUST 31, 2003                           AUGUST 31, 2003
                                                  --------------------------------------    -------------------------------------
                                                                       WEIGHTED AVERAGE                         WEIGHTED AVERAGE
                                                                              REMAINING                                REMAINING
         EXERCISE PRICE                                    NUMBER      CONTRACTUAL LIFE              NUMBER     CONTRACTUAL LIFE

         $2.10                                              2,000            3.7 years                   --                  --
         $19.19 to $22.25                                   4,500            1.3 years                2,250           1.3 years
         $45.94                                             2,500            1.0 year                 1,250           1.0 year
                                                  ----------------- --------------------    ---------------- --------------------

                                                            9,000            1.8 years                3,500           1.2 years
                                                  ================= ====================    ================ ====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         PRO FORMA INFORMATION ON STOCK-BASED COMPENSATION PLANS

         The company has elected not to account for stock-based compensation costs arising from awards to employees using the fair value-based method as permitted by the new accounting standard (note 2). However, the company is required to make pro forma disclosures of net loss and net loss per share as if the fair value-based method of accounting had been applied.

         Therefore, if the fair value-based method had been used to account for stock-based compensation costs related to stock options granted to employees since the adoption of the new standard on September 1, 2002, the net loss and the related net loss per share figures would be as follows on a pro forma basis:

                                                                   YEAR ENDED
                                                                AUGUST 31, 2003
                                                                ----------------

         Net loss for the year                                  $      (54,950)
         Pro forma adjustment for stock-based
            compensation costs                                            (338)
                                                                ----------------

         Pro forma net loss for the year                        $      (55,288)
                                                                ================

         Basic and diluted net loss per share                   $        (0.87)
         Basic and diluted pro forma net loss per share         $        (0.88)

         These options, which have a weighted average fair value of $0.81, will generate aggregate stock-based compensation costs of $887,000 over their vesting periods. Those costs will be amortized over their vesting periods using the graded vesting method resulting in annual stock-based compensation costs of $282,000 in 2004, $175,000 in 2005, $84,000 in
         2006 and $8,000 in 2007.

         The fair value of options granted was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                                     YEAR ENDED
                                                                 AUGUST 31, 2003
                                                                 ---------------

         Risk-free interest rate                                           4.2%
         Expected volatility                                                80%
         Dividend yield                                                     Nil
         Expected life                                                29 months

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


14       OTHER DISCLOSURES

         NET RESEARCH AND DEVELOPMENT EXPENSES

         Net research and development expenses comprise the following:

                                                                                          YEARS ENDED AUGUST 31,
                                                                           ------------------------------------------------------
                                                                                     2003              2002               2001
                                                                           -----------------  ----------------  -----------------

         Gross research and development expenses                           $        17,133    $        17,005   $        17,601
         Research and development tax credits                                       (3,506)            (3,890)           (3,369)
         Government grants                                                             (45)              (333)             (631)
         Write-off of research and development tax credits (note 4)                  2,297                 --                --
                                                                           ---------------    ---------------   ---------------

                                                                           $        15,879    $        12,782   $        13,601
                                                                           ===============    ===============   ===============

         All tax credits written off can be carried forward against future years' income taxes payable over the next ten years.

         OTHER GRANTS AND TAX CREDITS

         During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$433,000) toward interest costs incurred over the period from January 1, 1998, through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,603,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

         The above grants are subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since the beginning of this program, the company recognized the maximum amount of Cdn$2,820,000 (US$2,036,000), of which Cdn$2,003,000 (US$1,446,000) has been credited to earnings with the balance of Cdn$817,000 (US$590,000) having been included in deferred grants in the balance sheet.

         Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of Cdn$2,965,000 (US$2,141,000) under this program, which has been credited to earnings.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         Should repayments of any amounts received pursuant to these agreements be required, such repayments will be charged to earnings as the amount of any repayment becomes known.

         Finally, since 2000, companies operating in the Quebec City area are eligible for a refundable tax credit granted by the Quebec provincial government. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has recognized a total of Cdn$5,664,000 (US$4,089,000) under this program, of which Cdn$4,905,000 (US$3,540,000) has been credited to earnings with the balance of Cdn$759,000 (US$549,000) having been included in deferred grants in the balance sheet.

         The reduction in the company's workforce described in note 4 had no effect on amounts already recognized in the statements of earnings under these programs.

         Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings of the reporting years.

         Cost of sales for the years ended August 31, 2001, 2002 and 2003, is net of government grants of $1,742,000, $546,000 and $518,000, respectively.

         Selling and administrative expenses for the years ended August 31, 2001, 2002 and 2003, are net of government grants of $260,000, $213,000 and $286,000, respectively.

         Research and development expenses for the years ended August 31, 2001, 2002 and 2003, are net of government grants of $631,000, $333,000 and $45,000, respectively.

         DEFINED CONTRIBUTION PLANS

         The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

         o        Deferred profit-sharing plan

                  The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. From June 2002 to December 2002, the company suspended its contributions to the plan as part of its cost-reduction efforts. Contributions to this plan during the years ended August 31, 2001, 2002 and 2003, amounted to Cdn$407,000 (US$266,000), Cdn$136,000 (US$86,000) and
                  Cdn$93,000 (US$63,000), respectively.

         o        401K plan

                  The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company may elect to contribute an amount equal to 3% of an employee's current compensation. During the years ended August 31, 2001, 2002 and 2003, the company recorded contributions totaling $285,000, $317,000 and $253,000, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


15       INCOME TAXES

         The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate to the provision for income taxes per the financial statements is as follows:

                                                                                            YEARS ENDED AUGUST 31,
                                                                           ------------------------------------------------------
                                                                                      2003               2002              2001
                                                                           -----------------  ----------------  -----------------
         Income taxes at combined Canadian federal and provincial
             statutory tax rate (34% in 2003, 36% in 2002 and 37% in 2001) $       (12,031)   $       (26,563)  $         8,855

         Increase (decrease) due to:
         Manufacturing and processing deduction                                        307                525            (1,201)
         Difference between combined Canadian federal and provincial statutory tax rate and foreign subsidiaries statutory tax
             rates                                                                    (999)            (1,101)               60
         Non-taxable income                                                           (298)              (143)             (144)
         Non-deductible expenses                                                        77                334               274
         Reduction of Canadian federal statutory tax rate                               92                168                --
         Effect of consolidation of subsidiaries                                       184              1,325              (276)
         Tax deductions                                                                (80)              (518)             (136)
         Previous year tax recovery upon a tax assessment                             (645)                --                --
         Other                                                                          67                522               356
         Change in valuation allowance                                              28,385                 --               362
                                                                           ---------------    ---------------   ---------------

                                                                           $        15,059    $       (25,451)  $         8,150
                                                                           ---------------    ---------------   ---------------
         The provision for income taxes consist of the following:
         Current
             Canadian                                                      $         4,829    $       (10,816)  $         8,416
             United States                                                            (247)            (1,232)            1,305
             Other                                                                     339                 (6)              208
                                                                           ---------------    ---------------   ---------------

                                                                                     4,921            (12,054)            9,929
         Future
             Canadian                                                              (13,553)            (4,475)              578
             United States                                                          (4,307)            (8,694)           (2,719)
             Other                                                                    (387)              (228)               --
                                                                           ---------------    ---------------   ---------------

                                                                                   (18,247)           (13,397)           (2,141)

         Valuation allowance
             Canadian                                                               20,359                 --                --
             United States                                                           7,374                 --                --
             Other                                                                     652                 --               362
                                                                           ---------------    ---------------   ---------------

                                                                                    28,385                 --               362
                                                                           ---------------    ---------------   ---------------

                                                                           $        15,059    $       (25,451)  $         8,150
                                                                           ===============    ===============   ===============

         Details of the company's income taxes:
             Earnings (loss) before income taxes and amortization and
                 write-down of goodwill
                 Canadian                                                  $       (20,449)   $       (47,431)  $        28,202
                 United States                                                      (8,611)           (28,228)           (5,356)
                 Other                                                              (6,326)             1,874             1,086
                                                                           -----------------  ----------------  -----------------

                                                                           $       (35,386)   $       (73,785)  $        23,932
                                                                           =================  ================  =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         Significant components of the company's future income tax assets and liabilities are as follows:

                                                                                                   AS AT AUGUST 31,
                                                                                        -----------------------------------------

                                                                                                   2003                   2002
                                                                                        ------------------    -------------------
         Future income tax assets
             Property, plant and equipment and intangible assets                        $          3,287      $          3,725
             Provisions and accruals                                                               9,786                 1,339
             Government grants                                                                       185                   206
             Deferred revenue                                                                        140                    --
             Share issue expenses                                                                  1,434                 1,069
             Restructuring charges                                                                    --                   715
             Research and development expenses                                                     3,621                 1,178
             Losses carried forward                                                               13,770                 6,911
                                                                                        ----------------      ----------------

                                                                                                  32,223                15,143
         Valuation allowance                                                                     (28,846)                 (359)
                                                                                        ----------------      ----------------

                                                                                        $          3,377      $         14,784
                                                                                        ================      ================

         Future income tax liabilities
             Property, plant and equipment and intangible assets                        $         (2,848)     $         (4,566)
             Research and development tax credits                                                   (497)                 (150)
             Provisions and accruals                                                                 (32)                  (66)
                                                                                        ----------------      ----------------

                                                                                                  (3,377)               (4,782)
                                                                                        ----------------      ----------------

         Future income tax assets, net                                                  $             --      $         10,002
                                                                                        ================      ================

         As at August 31, 2003, the company had available operating losses in several tax jurisdictions, for which a valuation allowance was established. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

                                                                           CANADA                            UNITED STATES
         YEAR OF EXPIRY                                            FEDERAL            PROVINCIAL               AND OTHER
                                                         --------------------   -------------------     ----------------------

         2005                                            $          40,000      $          7,000        $                --
         2006                                                      189,000               233,000                         --
         2007                                                    1,467,000             1,799,000                    155,000
         2008                                                    4,959,000             5,259,000                  1,431,000
         2009                                                    2,390,000             2,070,000                         --
         2010                                                   12,261,000             1,585,000                         --
         2022                                                           --                    --                  9,102,000
         2023                                                           --                    --                 11,115,000
         Indefinite                                                     --                    --                  1,267,000
                                                         -----------------      ----------------        -------------------

                                                         $      21,306,000      $     10,953,000        $        23,070,000
                                                         =================      ================        ===================

         Also, as at August 31, 2003, the company had available research and development expenses in Canada of $11,982,000 at the federal level and $12,330,000 at the provincial level, for which a valuation allowance was established. These expenses can be carried forward indefinitely against future years' taxable income.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


16       SEGMENT INFORMATION

         Management has organized the company under one operating segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions. This operating segment is composed of Portable and Monitoring products and the Industrial and Scientific products (note 21).

         Product sales are detailed as follows:

                                                                                         YEARS ENDED AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2003               2002                2001
                                                                          -----------------  -----------------  -----------------

         Portable and Monitoring products                                 $        40,069    $        38,887    $        69,399
         Industrial and Scientific products                                        21,861             29,443             76,614
                                                                          ---------------    ---------------    ---------------

                                                                          $        61,930    $        68,330    $       146,013
                                                                          ===============    ===============    ===============

         Sales to external customers by geographic region are detailed as follows:

                                                                                         YEARS ENDED AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2003               2002                2001
                                                                          -----------------  -----------------  -----------------

         United States                                                    $        31,561    $        35,129    $        72,604
         Canada                                                                     4,806              3,971             12,531
         Europe                                                                     9,584              9,539             30,568
         Asia                                                                      10,004             12,971             19,059
         Latin America                                                              4,467              2,581              5,838
         Other                                                                      1,508              4,139              5,413
                                                                          ---------------    ---------------    ---------------

                                                                          $        61,930    $        68,330    $       146,013
                                                                          ===============    ===============    ===============

         Sales have been allocated to geographic regions based on the country of residence of the related customers. In 2003 and 2001, there were no customers from which 10% or more of sales were derived, while in 2002, one customer represented more than 10% of sales with 10.2% of sales ($6,965,000).

         Long-lived assets by geographic region are detailed as follows:

                                                                                                   AS AT AUGUST 31,
                                                                                        -----------------------------------------
                                                                                                   2003                  20022
                                                                                        ------------------    -------------------

         Canada                                                                         $         43,402      $         44,145
         United States                                                                             9,980                16,141
                                                                                        ----------------      ----------------

                                                                                        $         53,382      $         60,286
                                                                                        ================      ================


         Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


17       LOSS PER SHARE

         The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted loss per share calculations:

                                                                                         YEARS ENDED AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2003                2002               2001
                                                                          -----------------  -----------------  -----------------

         Basic weighted average number of shares outstanding (000's)               62,852             60,666             53,014
         Dilutive effect of stock options (000's)                                     301                 31                231
         Dilutive effect of restricted stock awards (000's)                           164                269                250
                                                                          -----------------  -----------------  -----------------

         Diluted weighted average number of shares outstanding (000's)             63,317             60,966             53,495
                                                                          =================  =================  =================

         Stock options excluded from the calculation of diluted
           loss per share because the exercise price was greater than
           the average market price of the common shares (000's)                    2,533              2,734                953
                                                                          =================  =================  =================

         The diluted loss per share for the years ended August 31, 2001, 2002 and 2003, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.

18       FINANCIAL INSTRUMENTS

         SHORT-TERM INVESTMENTS

         Short-term investments consist of the following:

                                                                                                   AS AT AUGUST 31,
                                                                                        -----------------------------------------

                                                                                                   2003                   2002
                                                                                        ------------------    -------------------
                Commercial paper denominated in Canadian dollars, bearing
                interest at annual rates of 2.61% to 2.93% in 2002 and 2.65% to
                3.10% in 2003, maturing on different dates between September
                2002 and November 2002 in 2002, and October 2003 and January
                2004 in 2003                                                            $         52,010      $         40,553
                                                                                        ================      ================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         FAIR VALUE

         Cash, accounts receivable, accounts payable and accrued liabilities and long-term debt are financial instruments whose fair values approximate their carrying values.

         The fair value of short-term investments, based on market value, amounted to $40,553,000 and $52,010,000 as at August 31, 2002 and 2003,
         respectively.

         The fair value of forward exchange contracts, based on the current trading value, amounted to Cdn$13,510,000 and Cdn$18,550,000 as at August 31, 2002 and 2003, respectively. As at August 31, 2002, these forward exchange contracts generated deferred unrealized losses of US$39,000, compared to deferred unrealized gains of US$1,800,000 as at August 31, 2003. Deferred unrealized gains or losses were calculated using year-end exchange rates.

         CREDIT RISK

         Financial instruments which potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality corporations. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

         Due to the geographic distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $520,000 and $568,000 as at August 31, 2002 and 2003, respectively.

         INTEREST RATE RISK

         As at August 31, 2003, the company's exposure to interest rate risk is summarized as follows:

         Cash                                               Non-interest bearing
         Short-term investments                               As described above
         Accounts receivable                                Non-interest bearing
         Accounts payable and accrued liabilities           Non-interest bearing
         Long-term debt                                     As described in note

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


10       FORWARD EXCHANGE CONTRACTS

         The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2002 and 2003, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                     CONTRACTUAL             WEIGHTED AVERAGE
                                                         AMOUNTS    CONTRACTUAL FORWARD RATES
                                                     -----------    -------------------------
         As at August 31, 2002
             September 2002 to August 2003           $    6,400                      1.5464
             September 2003 to June 2004                  2,200                      1.5679
         As at August 31, 2003
             September 2003 to August 2004           $    6,470                      1.5869
             September 2004 to August 2005                6,680                      1.5647


19       RELATED PARTY TRANSACTIONS

         In 2003, EXFO acquired a building from a company owned by the President of the company for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not in the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by an independent appraisal.

         For the years ended August 31, 2001, 2002 and 2003, EXFO leased facilities from a company owned by the President of the company. The annual rental expense amounted to $238,000, $234,000 and $331,000, respectively. The rental expense for 2003 included $234,000 for future payments on an exited leased facility; this expense has been recorded in the restructuring and other charges in the statement of earnings (notes 4 and 9). This lease will not be renewed at expiry. These rental expenses were measured at the fair market value since they were made in the normal course of operations.


20       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Additional significant disclosures required under U.S. GAAP have also been provided in the accompanying financial statements and notes. The following summarizes the significant differences between Canadian and U.S. GAAP and other significant required disclosures under U.S. GAAP not already provided in the accompanying financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

         The following summary sets out the significant differences between the company's reported net loss and net loss per share under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

                                                                                            YEARS ENDED AUGUST 31,
                                                                           ------------------------------------------------------
                                                                                  2003              2002                2001
                                                                           ----------------- -----------------  -----------------
         Net loss for the year in accordance with Canadian GAAP              $ (54,950)       $ (308,524)         $ (15,294)
         Non-cash stock-based compensation costs related to stock
            option plan                                                   a)       216                49               (954)
         Non-cash stock-based compensation costs related to stock
            purchase plan                                                 a)       (61)             (661)              (477)
         Non-cash stock-based compensation costs related to
            restricted stock award plan                                   a)      (987)           (3,038)            (3,481)
         Unrealized gains on forward exchange contracts                   b)     1,645               444                 97
         Future income taxes on forward exchange contracts                b)      (543)             (212)                20
         Future income taxes on acquired in-process research and
            development                                                   d)        --             (444)              (936)
         Amortization of intangible assets                                e)       832               239                 --
         Future income taxes on amortization of intangible assets         e)      (279)              (80)                --
         Valuation allowance on future income tax assets                  f)      (252)               --                 --
         Amortization of goodwill                                     d), e)        --            (9,263)            (8,453)
         Write-down of goodwill and intangible assets                     e)     6,178           (62,557)                --
         Future income taxes on write-down of intangible assets           e)        --             1,154                 --
                                                                             ---------        ----------          ---------

         Net loss for the year in accordance with
            U.S. GAAP                                                          (48,201)         (382,893)           (29,478)
         Other comprehensive income (loss)
         Foreign currency translation adjustments                               15,974              (521)            (9,888)
                                                                             ---------        ----------          ---------

         Comprehensive loss                                                  $ (32,227)       $ (383,414)         $ (39,366)
                                                                             =========        ==========          =========

         Basic and diluted net loss per share in accordance with
            U.S. GAAP                                                     g) $   (0.77)       $    (6.31)         $   (0.56)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         SHAREHOLDERS' EQUITY

         As a result of the aforementioned adjustments to net loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

         SHARE CAPITAL

                                                                                               AS AT AUGUST 31,
                                                                           ---------------------------------------------------
                                                                                  2003              2002                2001
                                                                           ----------------- -----------------  --------------

         Share capital in accordance with Canadian GAAP                      $ 492,452        $  489,611          $ 429,995
         Stock-based compensation costs related to stock
            purchase plan                                          a), h)
            Current year                                                           (75)              (64)              (150)
            Cumulative effect of prior years                                     2,478             2,542              2,692
         Reclassification from other capital upon exercise of
            restricted stock awards
            Current year                                                         1,582             3,270                 --
            Cumulative effect of prior years                                     3,270                --                 --
         Shares issued upon business combinations                      d)
            Cumulative effect of prior years                                    65,584            65,584             65,584
                                                                             ---------        ----------          ---------

         Share capital in accordance with U.S. GAAP                          $ 565,291        $  560,943          $ 498,121
                                                                             =========        ==========          =========


         DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                             AS AT AUGUST 31,
                                                                          -----------------------------------------------------
                                                                                   2003              2002                2001
                                                                          -----------------  -----------------  ---------------
         Deferred stock-based compensation costs in accordance
             with Canadian GAAP                                             $        --       $        --        $         --
         Stock-based compensation costs related to stock-based
             compensation plans                                   a), h)
             Current year                                                            --                --              (8,145)
             Cumulative effect of prior years                                    (2,867)           (7,968)            (19,429)
         Amortization for the year                                                1,483             4,698               4,912
         Reduction of stock-based compensation costs                                106               403              14,694
                                                                            -----------       -----------        ------------

         Deferred stock-based compensation costs in accordance
             with U.S. GAAP                                                 $    (1,278)      $    (2,867)       $     (7,968)
                                                                            ===========       ===========        ============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         OTHER CAPITAL

                                                                                             AS AT AUGUST 31,
                                                                          ----------------------------------------------------
                                                                                   2003              2002               2001
                                                                          -----------------  -----------------  --------------
         Other capital in accordance with Canadian GAAP                   $          --      $         --       $          --
         Stock-based compensation costs related to stock-based
             compensation plans                                   a), h)
             Current year                                                            --                --               8,145
             Cumulative effect of prior years                                    10,963            12,350              18,749
         Reduction of stock-based compensation costs                               (682)           (1,387)            (14,544)
         Reclassification to share capital upon exercise of
             restricted stock awards
             Current year                                                        (1,582)           (3,270)                 --
             Cumulative effect of prior years                                    (3,270)               --                  --
                                                                          -------------      ------------       -------------

         Other capital in accordance with U.S. GAAP                       $       5,429      $      7,693       $      12,350
                                                                          =============      ============       =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


      DEFICIT

                                                                                             AS AT AUGUST 31,
                                                                          ----------------------------------------------------
                                                                                   2003              2002               2001
                                                                          -----------------  -----------------  --------------
         Deficit in accordance with Canadian GAAP                         $    (371,788)     $   (316,838)      $     (8,314)
         Stock-based compensation costs related to stock-based
             compensation plans                                       a)
             Current year                                                          (832)           (3,650)            (4,912)
             Cumulative effect of prior years                                   (10,574)           (6,924)            (2,012)
         Unrealized gains on forward exchange contracts, net
             of related future income taxes                           b)
             Current year                                                         1,102               232                117
             Cumulative effect of prior years                                       349               117                 --
         Change in reporting currency                                 c)
             Cumulative effect of prior years                                     1,016             1,016              1,016
         Future income taxes on acquired in-process research
             and development                                          d)
             Current year                                                            --              (444)              (936)
             Cumulative effect of prior years                                    (1,380)             (936)                --
         Amortization of intangible assets                            e)
             Current year                                                           832               239                 --
             Cumulative effect of prior years                                       239                --                 --
         Future income taxes on amortization of intangible
             assets                                                   e)
             Current year                                                          (279)              (80)                --
             Cumulative effect of prior years                                       (80)               --                 --
         Write-down of goodwill and intangible assets                 e)
             Current year                                                         6,178           (62,557)                --
             Cumulative effect of prior years                                   (62,557)               --                 --
         Future income taxes on write-down of intangible assets       e)
             Current year                                                            --             1,154                 --
             Cumulative effect of prior years                                     1,154                --                 --
         Valuation allowance on future income tax assets              f)
             Current year                                                          (252)               --                 --
         Amortization of goodwill                                 d), e)
             Current year                                                            --            (9,263)            (8,453)
             Cumulative effect of prior years                                   (17,716)           (8,453)                --
                                                                          -------------      ------------       ------------

         Deficit in accordance with U.S. GAAP                             $    (454,588)     $   (406,387)      $     (23,494)
                                                                          =============      ============       =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                            AS AT AUGUST 31,
                                                                          ----------------------------------------------------
                                                                                   2003              2002               2001
                                                                          -----------------  -----------------  --------------
         Foreign currency translation adjustments                     c)
         Balance - Beginning of year                                      $      (9,870)     $     (9,349)      $        539
             Change during the year                                              15,974              (521)            (9,888)
                                                                          -------------      ------------       ------------

         Balance - End of year                                            $       6,104      $     (9,870)      $     (9,349)
                                                                          =============      ============       ============

         BALANCE SHEETS

         The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                           AS AT AUGUST 31, 2003                   AS AT AUGUST 31, 2002
                                                 --------------------------------------- ----------------------------------------

                                                      AS REPORTED           U.S. GAAP           AS REPORTED            U.S. GAAP
         Intangible assets              d), e)
             Cost                               $          36,260    $         32,322    $           37,927    $          30,301
             Accumulated amortization                     (25,482)            (21,652)              (21,463)             (17,030)
                                                -----------------    ----------------    ------------------    -----------------

                                                $          10,778    $         10,670    $           16,464    $          13,271
                                                =================    ================    ==================    =================

         Goodwill                       d), e)
             Cost                               $          89,721    $         99,137    $           87,025    $          92,747
             Accumulated amortization                     (72,048)            (90,350)              (69,449)             (87,251)
                                                -----------------    ----------------    ------------------    -----------------

                                                $          17,673    $          8,787    $           17,576    $           5,496
                                                =================    ================    ==================    =================

         Shareholders' equity
             Share capital              a), d),                               565,291               489,611              560,943
                                        h)      $         492,452    $                   $                     $
             Contributed surplus                            1,519               1,519                 1,487                1,487
             Cumulative translation
                 adjustment                 c)              7,643                  --                (8,854)                  --
             Deferred stock-based
                 compensation costs     a), h)                 --              (1,278)                   --               (2,867)
             Other capital                  a)                 --               5,429                    --                7,693

                                                           AS AT AUGUST 31, 2003                   AS AT AUGUST 31, 2002
                                                 --------------------------------------- ----------------------------------------

                                                      AS REPORTED           U.S. GAAP           AS REPORTED            U.S. GAAP
             Deficit                    a), b),
                                        c), d),
                                        e), f)         (371,788)             (454,588)             (316,838)            (406,387)
             Accumulated other
                 comprehensive income
                 (loss)                     c)                 --               6,104                    --               (9,870)
                                                -----------------    ----------------    ------------------    -----------------

                                                $         129,826    $        122,477    $          165,406    $         150,999
                                                =================    ================    ==================    =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         STATEMENTS OF CASH FLOWS

         For the years ended August 31, 2001, 2002 and 2003, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

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

         b)       FORWARD EXCHANGE CONTRACTS

                  On September 1, 2000, the company prospectively adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and its amendments (SFAS 138), which require all derivatives to be carried onto the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the years ended August 31, 2001, 2002 and 2003

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                  under U.S. GAAP; accordingly, changes in the fair value of the derivatives have been charged to earnings during these years.

                  Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualified for hedge accounting and any foreign exchange translation gains or losses on those contracts were recognized as an adjustment of the revenues when the sale was recognized.

         c)       CHANGE IN REPORTING CURRENCY

                  On September 1, 1999, the company adopted the US dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience. This difference between U.S. GAAP and Canadian GAAP created a permanent difference of $1,016,000 affecting the cumulative translation adjustment and the retained earnings.

         d)       BUSINESS COMBINATIONS

                  Under Canadian GAAP, until June 30, 2001, the value of shares issued upon a business combination was determined based on the market price of the shares over a reasonable period of time before and after the date of acquisition. Under U.S. GAAP, the value of shares was determined based on the market price of the shares over a reasonable period of time before and after the companies had reached an agreement on the purchase price; the significant terms of the agreement were known and the proposed transaction was announced.

                  Consequently, the measurement dates of the acquisitions of EXFO Burleigh and EXFO Photonic Solutions for U.S. GAAP purposes occurred on December 14, 2000, and on March 6, 2001, respectively; that is, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was $31.09 and $25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to $244,198,000 ($189,270,000 under Canadian GAAP) for EXFO Burleigh and $120,802,000 ($110,146,000 under Canadian GAAP) for EXFO Photonic Solutions, thus increasing share capital and goodwill under U.S. GAAP.

                  However, since July 1, 2001, the shares issued upon a business combination are valued under Canadian GAAP using the same method as used under U.S. GAAP.

                  Furthermore, under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over the estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process. As at August 31, 2001, 2002 and 2003, in-process research and development recorded under Canadian GAAP was fully amortized.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         e)       WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

                  2002

                  Under U.S. GAAP, until the adoption of SFAS 142, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability in 2002 were acquired in business combinations accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets. Intangible assets were then written down to their fair value.

                  The fair value of intangible assets was determined based on discounted future cash flows. The cash flow periods used were ten and eleven years, using annual growth rates ranging between 10% and 30% and discount rates between 15% and 18%. The assumptions supporting discounted cash flows, including the cash flow periods, the annual growth rates and the discount rates, reflect management's best estimates. The discount rates were based upon the company's weighted average cost of capital as adjusted for the risks associated with operations.

                  The unallocated portion of goodwill was tested for recoverability at the subsidiaries' level based on the related pre-tax undiscounted future cash flows using the same assumptions and methodology as used for Canadian GAAP purposes.

                  Under U.S. GAAP, the company recorded a charge of $281,278,000 to write down a significant portion of goodwill and a pre-tax charge of $27,105,000 to write down a significant portion of acquired core technology. Of the total charge of $308,383,000, $170,079,000 was related to EXFO Burleigh for goodwill and acquired core technology, $83,637,000 was related to EXFO Photonic Solutions for goodwill and acquired core technology and $54,667,000 was related to EXFO Protocol for goodwill.

                  Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

                  Also, under Canadian GAAP, the impairment loss for intangible assets was measured as the difference between the carrying value and the pre-tax undiscounted future cash flows.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                  2003

                  In 2003, Canadian and U.S. GAAP were harmonized to eliminate the existing differences in the assessment and measurement of impairment loss for goodwill and intangible assets. Thus, in 2003, goodwill and intangible assets were tested for impairment using similar methodologies. However, considering that the existing carrying value of goodwill and intangible assets was lower under U.S. GAAP than under Canadian GAAP, the required impairment loss under U.S. GAAP was lower.

                  Consequently, under U.S. GAAP, the company recorded a charge of $872,000 to write down goodwill of EXFO Burleigh and a pre-tax charge of $377,000 to write down acquired core technology of EXFO Burleigh, compared to a write-down of $4,505,000 for goodwill and a write-down of $2,922,000 for intangible assets under Canadian GAAP, creating a reconciliation item of $6,178,000 in the statement of earnings.

                  Furthermore, considering differences in the carrying value of intangible assets between Canadian GAAP and U.S. GAAP due to impairment losses, adjustments to amortization of such assets and related future income taxes were required as well.

         f)       INCOME TAXES

                  Considering the tax effects of the adjustments discussed in items b), d) and e), the valuation allowance required under U.S. GAAP was $252,000 higher than under Canadian GAAP.

         g)       LOSS PER SHARE

                  Under U.S. GAAP, the presentation of per share figures for loss before amortization and write-down of goodwill is not permitted.

         h)       SHARE CAPITAL

                  Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares, whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, which means that any difference between the amount originally credited to share capital and the remaining deferred compensation cost will be credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

         i)       RESEARCH AND DEVELOPMENT TAX CREDITS

                  Under Canadian GAAP, all research and development tax credits are recorded as a reduction of research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. This difference had no impact on the net loss and the net loss per share figures for the reporting years.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         j)       NEW ACCOUNTING STANDARDS

                  On September 1, 2002, the company prospectively adopted SFAS 142, "Goodwill and Other Intangible Assets", which is similar to CICA handbook section 3062 described in note 2.

                  The following table summarizes the impact of this change in accounting policy on the net loss and the net loss per share for the comparative previous periods on an adjusted basis:

                                                                                         YEARS ENDED AUGUST 31,
                                                                              ------------------------------------------
                                                                                          2002                    2001
                                                                              --------------------    ------------------
                  Net loss for the year                                       $       (382,893)       $        (29,478)

                  Add-back:
                  Amortization of goodwill for the year                                 47,284                  39,529
                                                                              ----------------        ----------------
                  Adjusted net earnings (loss) for the year                   $       (335,609)       $         10,051
                                                                              ================        ================

                  Basic and diluted net loss per share                        $          (6.31)       $          (0.56)
                  Basic and diluted adjusted net earnings (loss) per share    $          (5.53)       $           0.19

         UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATIONS

         Under U.S. GAAP, pro forma information must be provided as though the business combinations had occurred at the beginning of the reported periods.

         The following unaudited pro forma information reflects the results of operations as if the 2002 acquisition had been completed on September 1, 2001:

                                                                    YEAR ENDED
                                                                 AUGUST 31, 2002
                                                                 ---------------
                                                                  (UNAUDITED)

         Sales                                                   $   75,282
         Net loss                                                $ (393,039)
         Basic and diluted net loss per share                    $    (6.25)

         The acquisition of EXFO Gnubi in 2003 was considered insignificant for the purposes of the pro forma information.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         ACCOUNTING FOR STOCK-BASED COMPENSATION

         Under U.S. GAAP, the company has elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, "Accounting for Stock-Based Compensation", the company is required to make pro forma disclosures of net loss, basic and diluted net loss per share as if the fair value-based method of accounting had been applied.

         The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                                                                                  YEARS ENDED AUGUST 31,
                                                          -----------------------------------------------------------------------
                                                                      2003                    2002                    2001
                                                          ----------------------- ----------------------- -----------------------
         Risk-free interest rate                                      4.83%                   4.50%                   5.36%
         Expected volatility                                            80%                     80%                     75%
         Dividend yield                                                 Nil                     Nil                     Nil
         Expected life                                            36 months               40 months               33 months

         If the fair value-based method had been used to account for stock-based compensation costs related to stock options and stock awards issued to employees, the net loss and related net loss per share figures under U.S. GAAP would be as follows:

                                                                                          YEARS ENDED AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                      2003               2002              2001
                                                                          -----------------  -----------------  -----------------
         Net loss for the year                                            $        (48,201)  $       (382,893)  $       (29,478)
         Add-back:
            Stock-based compensation costs under APB 25                               (216)               (49)              954
         Deduction:
            Stock-based compensation costs under SFAS 123                             (683)            (4,618)          (10,585)
                                                                          ----------------   ----------------   ---------------

         Pro forma net loss for the year                                  $        (49,100)  $       (387,560)  $       (39,109)
                                                                          ================   ================   ===============

         Basic and diluted net loss per share                             $          (0.77)  $          (6.31)  $         (0.56)
         Basic and diluted pro forma net loss per share                   $          (0.78)  $          (6.39)  $         (0.74)


21       SUBSEQUENT EVENT

         In September 2003, the company reorganized its business under two reportable segments: Telecom Division and Photonics and Life Sciences Division. The Telecom Division meets the physical-, optical- and protocol-layer test and measurement needs of network service providers, system vendors and component manufacturers throughout the global telecommunications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired technologies for high-tech industrial manufacturing and research markets.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


         EXFO's President and Chief Executive Officer ("CEO") has been identified as the chief operating decision-maker in assessing the performance of the two segments and the allocation of resources to the segments. Each reportable segment will be managed separately. Earnings from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. Costs associated with shared services and corporate costs will be allocated to segments.

         Starting September 1, 2003, the company will provide the required information about each reportable segment. However, the company will not provide comparative information for previous periods about each segment because this information is not available and it is impracticable to do so. The accounting policies of the reportable segments will be the same as those applied in the consolidated financial statements.

         Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry (note 16).


22       COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform with the current-year presentation.

                                TABLE OF CONTENTS

                                                                            Page

PART I.      ..................................................................2
   Item 1.   Identity of Directors, Senior Management and Advisors.............2
   Item 2.   Offer Statistics and Expected Timetable...........................2
   Item 3.   Key Information...................................................2
   Item 4.   Information on the Company.......................................17
   Item 5.   Operating and Financial Review and Prospects.....................42
   Item 6.   Directors, Senior Management and Employees.......................64
   Item 7.   Major Shareholders and Related Party Transactions................80
   Item 8.   Financial Information............................................82
   Item 9.   The Offer and Listing............................................86
   Item 10.  Additional Information...........................................87
   Item 11.  Qualitative and Quantitative Disclosures about Market Risk.......97
   Item 12.  Description of Securities Other than Equity Securities...........98
PART II.     .................................................................98
   Item 13.  Defaults, Dividends Arrearages and Delinquencies.................98
   Item 14.  Material Modifications to the Rights of Security Holders
             and Use of Proceeds..............................................98
   Item 15.  Controls and Procedures..........................................98
   Item 16.  [Reserved].......................................................98
PART III.    ................................................................100
   Item 17.  Financial Statements............................................100
   Item 18.  Financial Statements............................................100
   Item 19.  Exhibits........................................................101

                                  EXHIBIT INDEX

     NUMBER                              EXHIBIT
---------------   --------------------------------------------------------------

      1.1 Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      1.2         Amended By-laws of EXFO (incorporated by reference to Exhibit
                  1.2 of EXFO's annual report on Form-20F dated January 15,
                  2003).

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

     NUMBER                              EXHIBIT
---------------   --------------------------------------------------------------

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

      4.17 Term Loan Offer, dated March 28, 2000, among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit
                  10.11 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.18 Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.19 Employment Agreement of Bruce Bonini dated as of September 1, 2000 (incorporated by reference to Exhibit 4.24 of EXFO's annual report on Form 20-F dated January 18, 2002).

      4.20 Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000 (incorporated by reference to Exhibit 4.25 of EXFO's annual report on Form 20-F dated January 18, 2002).

      4.21 Employment Agreement of David J. Farrell dated as of December 20, 2000 (incorporated by reference to Exhibit 4.26 of EXFO's annual report on Form 20-F dated January 18, 2002).

      4.22 Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.23 Stock Option Plan, dated May 25, 2000 (incorporated by Reference to Exhibit 10.7 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.24        Share Plan, dated April 3, 2000 (incorporated by reference to
                  Exhibit 10.8 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.25        Directors' Compensation Plan (incorporated by reference to
                  Exhibit 10.17 of EXFO's Registration Statement on Form F-1, File No. 333-38956).

      4.26 Restricted Stock Award Plan, dated December 20, 2000 (incorporated by reference to Exhibit 4.21 of EXFO's annual report on Form 20-F dated January 18, 2001).

      4.27 Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel J. Ernst dated September 5, 2002 (incorporated by reference to
                  Exhibit 4.30 of EXFO's annual report on Form 20-F dated January 15, 2003).

      4.28 EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to
                  Exhibit 4.31 of EXFO's annual report on Form 20-F dated January 15, 2003).

      4.29 Second Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2002.

      4.30 Severance and General Release Agreement with Bruce Bonini dated August 8, 2003.

      4.31 Separation Agreement and General Release with Sami Yazdi dated April 1, 2003.

      4.32 Executive Employment Agreement of James Stevens dated as of October 4, 2003.

      4.33        Termination Terms for John Holloran Jr. dated May 28, 2003.

      4.34        Employment Agreement of Pierre Plamondon dated as of September
                  1, 2002.

      8.1 Subsidiaries of EXFO (list included in Item 4C of this annual report).

      11.1        Code of Ethics for senior financial officers.