Form 20-F
period 2004-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2005-01-14
CIK 1116284

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

         [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended August 31, 2004

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

                                      None

             As of December 31, 2004, the registrant had 30,640,349
                     Subordinate Voting Shares outstanding.

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

         This annual report contains or incorporates by reference statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including those that are discussed under "Risk Factors" set forth in
Item 3D of this annual report. Assumptions relating to forward-looking statements involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.


                                     PART I.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.           KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The consolidated statements of earnings data for the years ended August 31, 2000 and 2001 and the consolidated balance sheets data as at August 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for each of the three years ended August 31, 2002, 2003 and 2004 and the consolidated balance sheets data as at August 31, 2003 and 2004 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

         Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and significant differences in measurement and disclosure from generally accepted accounting principles in United States ("U.S. GAAP") are set out in note 20 to our consolidated financial statements included elsewhere in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future period.

         The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report, and "Item 5. Operating and Financial Review and Prospects" of this annual report.

                                                                             YEARS ENDED AUGUST 31,
                                                           ----------------------------------------------------------
                                                              2004        2003        2002        2001        2000
                                                           ----------  ----------  ----------  ----------  ----------
                                                             (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE
                                                                                      DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales..................................................    $   74,630  $   61,930  $   68,330  $  146,013  $   71,639
Cost of sales .........................................        34,556      36,197      52,366      56,207      25,385
                                                           ----------  ----------  ----------  ----------  ----------
Gross margin (1).......................................        40,074      25,733      15,964      89,806      46,254
                                                           ----------  ----------  ----------  ----------  ----------

Operating expenses
Selling and administrative ............................        25,890      26,991      33,881      44,975      23,631
Net research and development...........................        12,390      15,879      12,782      13,601       6,402
Amortization of property, plant and equipment (2)......         4,935       5,210       5,096       3,267       1,414
Amortization of intangible assets (2)..................         5,080       5,676      12,451      10,168          84
Impairment of long-lived assets and goodwill...........           620       7,427      23,657          --          --
Restructuring and other charges........................         1,729       4,134       2,880       3,288          --
                                                           ----------  ----------  ----------  ----------  ----------
Total operating expenses...............................        50,644      65,317      90,747      75,299      31,531
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) from operations........................       (10,570)    (39,584)    (74,783)     14,507      14,723
Interest and other income..............................         1,438       1,245       1,456       6,098       1,480
Foreign exchange gain (loss) ..........................          (278)     (1,552)       (458)      3,327        (684)
Earnings (loss) before income taxes and amortization and
    write-down of goodwill.............................        (9,410)    (39,891)    (73,785)     23,932      15,519
Income taxes...........................................          (986)     15,059     (25,451)      8,150       5,298
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) before amortization and write-down of
      goodwill.........................................        (8,424)    (54,950)    (48,334)     15,782      10,221
Amortization of goodwill...............................            --          --      38,021      31,076         297
Write-down of goodwill.................................            --          --     222,169          --          --
                                                           ----------  ----------  ----------  ----------  ----------
Net earnings (loss) for the year.......................    $   (8,424) $  (54,950) $ (308,524) $  (15,294) $    9,924
                                                           ----------  ----------  ----------  ----------  ----------
Basic and diluted net earnings (loss) per share........    $    (0.13) $    (0.87) $    (5.09) $    (0.29) $     0.25
Basic weighted average number of shares used in per
    share calculations (000's).........................        66,020      62,852      60,666      53,014      39,951
OTHER FINANCIAL DATA:
Gross research and development.........................    $   15,668  $   17,133  $   17,005  $   17,601  $    9,374
Net research and development...........................    $   12,390  $   15,879  $   12,782  $   13,601  $    6,402
Dividends per share
    Class "A" shares...................................    $        -  $        -  $        -  $        -  $     0.45
    Class "F" shares...................................    $        -  $        -  $        -  $        -  $     0.45

AMOUNTS UNDER U.S. GAAP
Net earnings (loss) for the year.......................    $   (9,571) $  (48,201) $ (382,893) $  (29,478) $    7,922
Basic and diluted net earnings (loss) per share........    $    (0.14) $    (0.77) $    (6.31) $    (0.56) $     0.20
Basic weighted average number of shares used in per
    share calculations (000's).........................        66,020      62,852      60,666      53,014      39,951
Dividends per share
    Class "A" shares...................................    $       --  $       --  $       --  $       --  $     0.45
    Class "F" shares...................................    $       --  $       --  $       --  $       --  $     0.45


                                                                                AS AT AUGUST 31,
                                                           -----------------------------------------------------------
                                                              2004        2003        2002        2001        2000
                                                           ----------  ----------  ----------  ----------  ----------
                                                                          (IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash...................................................    $    5,159  $    5,366  $    9,128  $    7,729  $      729
Short-term investments.................................        83,969      52,010      40,553      66,861     162,659
Working capital (3) ...................................       115,141      76,659      91,374     130,289     194,167
Total assets...........................................       172,791     146,254     177,926     442,577     219,723
Long-term debt (excluding current portion) ............           332         453         564         664          16
Share capital..........................................       521,733     492,452     489,611     429,995     198,459
Shareholders' equity...................................    $  157,327  $  129,826  $  165,406  $  414,805  $  206,994
AMOUNTS UNDER U.S. GAAP
Cash...................................................    $    5,159  $    5,366  $    9,128  $    7,729  $      729
Short-term investments.................................        83,969      52,010      40,553      66,861     162,719
Working capital (3) ...................................       117,116      78,304      91,305     129,987     194,204
Total assets...........................................       164,758     138,020     161,314     499,436     219,760
Long-term debt (excluding current portion) ............           332         453         564         664          16
Share capital..........................................       596,309     565,291     560,943     498,121     201,151
Shareholders' equity...................................    $  149,294  $  121,592  $  150,999  $  471,117  $  207,031

_________________________

(1) Includes inventory write-offs of nil, $4,121, $18,463, nil and nil for the years ended August 31, 2004, 2003, 2002, 2001 and 2000, respectively, and an unusual gain of $473 for the year ended August 31, 2003.

(2) Certain comparative figures have been reclassified to conform to the current-year presentation.

(3) Includes 800,000 mandatorily redeemable preferred shares with a carrying value of $543,000 as at August 31, 2000.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable.

D.       RISK FACTORS

RECENT SIGNS OF MARKET STABILITY ARE NOT NECESSARILY INDICATIVE OF LONG-TERM GROWTH. IF MARKET CONDITIONS SIGNIFICANTLY DETERIORATE OR IF OPTICAL FIBER IS REPLACED BY ANOTHER MEDIUM AS THE PRIMARY SOLUTION FOR BANDWIDTH-INTENSIVE APPLICATIONS, DEMAND FOR OUR PRODUCTS MAY DECREASE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Notwithstanding recent signs of market stability and generally increasing demand for our products, average selling prices may decline and revenue and profitability targets are subject to uncertainty and variability. Any downturn in our markets or in general economic conditions, additional bankruptcies and decreased capital expenditures, or if optical fiber is replaced by a higher-performance medium, would result in a reduction in demand for our products as well as low visibility, and could harm our consolidated financial condition, results of operations, cash flows and stock price.

WE HAVE ADOPTED MEASURES AND MAY ADOPT ADDITIONAL MEASURES THAT ALIGN OUR COST STRUCTURE TO EXISTING MARKET CONDITIONS. IF DEPRESSED MARKET CONDITIONS RETURN, IT COULD HAVE MATERIAL ADVERSE LONG-TERM EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

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

In May 2002, we reduced our global workforce by an additional 20% and definitively cancelled our plans to build the new facility in the Quebec Metro High-Tech Park. In June 2003, we further reduced our workforce by 30%, streamlined the number of our production facilities and exited the optical component manufacturing automation business.

At the end of fiscal 2003, we reorganized our business under two divisions - Telecom Division and Photonics and Life Sciences Division - to better serve our diverse customer base and maximize shareholder value. Later in the fiscal year, we approved a restructuring plan to consolidate EXFO Burleigh's operations, transferring them mainly to EXFO Photonic Solutions' facilities in Toronto. The consolidation process started in August 2004 and should extend into the first two quarters of fiscal 2005.

These and, if needed, subsequent measures could have material adverse, long-term effects on our business, results of operations and financial condition if we deplete our pool of highly qualified personnel or are unable to retain key personnel; if we are unable to sustain sufficient research and development efforts for the launch of new products; if we are unable to meet the needs of our customers; if we are incapable of ramping up manufacturing when market conditions improve; and if we do not ensure a smooth transition in the consolidation of our operations. In addition, if we fail to adopt and implement adequate and pertinent measures on a timely basis to align our cost structure to further possibly declining market conditions, it could have a material adverse long-term effect on our business, results of operations and financial condition.

WE MAY MAKE MISJUDGMENTS IN OUR STRATEGIC PLANNING THAT COULD HAVE MATERIAL ADVERSE EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

We devise a strategic business plan on an annual basis and review it Quarterly that is based on market research and analysis update relating to future market trends and demands. In our strategic plans, we have made, and will continue to make, judgments based on our analysis of future market trends and demands which may involve, for example, substantial investments by us in the development of new product lines or the diversification of our activities, either organically or through acquisitions. These strategies involve numerous risks, including:

     o   Unanticipated costs or liabilities;

     o   Diversion of management's attention from our core business; and

     o Risks associated with entering markets in which we have no or limited prior experience.

FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR, US DOLLAR AND OTHER CURRENCIES MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Most of our sales are denominated in currencies other than the Canadian dollar (principally US dollars and Euros). However, a large portion of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, even though we manage at some extent our exposure to currency risk with forward exchange contract, we are exposed to fluctuations in the exchange rates between the Canadian dollar on the one hand and the US dollar and the Euro on the other. As of December 31, 2004, the Canadian dollar increased approximately 7% versus the US dollar and less then 0.1% versus the Euro, compared to December 31, 2003. Any increase in the value of the Canadian dollar relative to other currencies, especially the US dollar, could have a material adverse effect on our operating results and provide strategic advantages to our competitors.

WE MUST CONTINUE TO OVERCOME SIGNIFICANT COMPETITION IN OUR TARGETED INDUSTRIES IN ORDER TO GAIN MARKET SHARE AND ACHIEVE OUR GROWTH STRATEGY.

The market for our primary business activity, designing, manufacturing and marketing telecommunications test and measurement equipment, is rapidly evolving and is marked by intense competition and technical innovation. Likewise, the market for our selected photonics and life sciences solutions is very competitive. We anticipate the pace of change will accelerate for our targeted industries in the future. We expect new competitors to emerge or current competitors to consolidate, as the markets for telecommunications test and measurement equipment as well as for photonics and life sciences solutions evolve in response to technical innovations and economic conditions. Our key performance indicator of 20% sales growth in fiscal 2005 largely depends on our ability to gain market share by increasing sales of current products to existing accounts, expending into new accounts, introducing new products and product enhancements, and exploiting new markets opportunities.

In fiscal 2002 and 2003, we acquired technologies that enabled us to expand into protocol testing and, thereby, doubled the addressable market for our Telecom Division. This new market brings additional competition. Moreover, our competitors may have more experience operating in this market and be better established with customers in this sector.

Some of our current and potential competitors are test and measurement manufacturers who complement their broad range of products with telecommunications test and measurement equipment. Major competitors, such as Acterna Corporation, Agilent Technologies Inc., ANDO Corporation, Anritsu Corporation, IXIA, NetTest, Sunrise Telecom Inc. and Tektronix, Inc., may have greater financial, technical and/or marketing resources than us. Consequently, these competitors may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products.

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

     o   Price our products competitively;

     o   Continue investing in our research and development program; and

     o   Anticipate competitors' announcements of new products.

Failure to do the above could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

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

     o   Costly repairs;

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

WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY INTEGRATE THE BUSINESSES, PRODUCTS, TECHNOLOGIES OR PERSONNEL OF OUR PAST AND FUTURE ACQUISITIONS, WHICH MAY HARM OUR BUSINESS.

Mergers and acquisitions of high-technology businesses are inherently risky. For our past and future transactions to be successful, we must appropriately integrate the businesses, products, technologies and personnel already acquired as well as those of any future acquisitions--with our own business, product portfolios and personnel--in a manner that anticipates or responds to new technological developments and customer requirements on a timely basis. In addition, we must coordinate the operations and product portfolios of newly acquired companies with our own and manage all aspects of geographically dispersed operations. Integration requires the dedication of management resources, which may distract their attention from our day-to-day business and operations. If we fail to integrate the companies quickly and efficiently, we may not be able to realize the benefits end synergies that we expect from these transactions and may be required to shut down, rationalize or exit such activities.

We cannot guarantee that any past or future acquisition will achieve anticipated net sales and profits. In May 2002, as part of our review of financial results and due to the continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries, and the decline in technology valuations, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. We concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a US$222.2 million write-down of goodwill and a US$23.7 million write-down of acquired core technology, which had a negative impact on our reported earnings.

In May 2003, we carried out a similar assessment, resulting in an impairment charge of US$4.5 million for goodwill and US$2.9 million for acquired core technology. Further write-downs may be necessary in the future.

All of these factors could materially harm our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO MAKE THE NECESSARY ACQUISITIONS NEEDED FOR THE DEVELOPMENT OF OUR BUSINESS AND ANY ACQUISITION WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

We intend to seek acquisitions of businesses, products and technologies that are complementary to ours or that will expand our markets. There can be no assurance that we will ultimately make any such acquisition. The consolidation of our competitors may improve their capacity to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price or our cash position at the time of an acquisition may affect our ability to complete such acquisition.

We have made strategic acquisitions in the past and we intend to continue making acquisitions of businesses, products and technologies as part of our overall growth strategy. In the event of any future acquisition, we could:

     o Issue shares that would dilute individual shareholder percentage ownership;

     o   Incur debt;

     o   Assume liabilities and commitments;

     o   Incur expenses related to amortization of additional intangible assets;
         and

     o Incur significant impairment losses of goodwill and intangible assets related to such acquisitions.

These acquisitions also involve numerous risks, including:

     o Problems combining the acquired operations, technologies, products and personnel;

     o   Risks associated with the transfer of acquired know-how and technology;

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

For the fiscal year ended August 31, 2004, customers outside of the United States and Canada accounted for 39% of our sales and for the fifteen months ended November 30, 2004, these customers accounted for 37% of our sales. Our international sales will be limited if we cannot establish relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

     o Challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

     o Our ability to comply with customs, import/export and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;

     o Difficulties in establishing and enforcing our intellectual property rights;

     o   Tariffs and other trade barriers;

     o   Economic instability in foreign markets;

     o   Wars, acts of terrorism and political unrest;

     o   Language and cultural barriers;

     o   Integration of foreign operations;

     o   Currency fluctuations;

     o   Potential foreign and domestic tax consequences;

     o Technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;

     o Longer accounts receivable payment cycles and possible difficulties in collecting payments which, may increase our operating costs and hurt our financial performance; and

     o   Certification requirements.

Any of these factors could harm our international operations and negatively affect our business, results of operations and financial condition. The recurrence of weakness in these economies or of weakness in other foreign economies could have a significant negative effect on our future operating results.

OUR PRODUCTS MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY REQUIREMENTS THAT COULD INCREASE OUR COSTS AND REDUCE OUR MARKET SHARE.

Our products are designed to conform to the regulatory requirements of the countries in which they are marketed. In the event that the technical regulations applicable in a given country are in any way changed, we may be required to modify, redesign or recall some or all of our products in order to continue participating in that market. These changes may prove costly and time-consuming and could create technical advantages for products marketed by our competitors. We cannot assure that our products will continue to meet evolving standards in the future. In addition, failure to comply or delays in compliance with such regulatory requirements, or delays in receipt of certifications, could delay the introduction of new products or cause our existing products to become obsolete. We are also subject to environmental statutes and regulations. We might not be able to adopt our products in a timely matter to fully comply with all environmental requirements.

RECENTLY ENACTED AND PROPOSED REGULATORY CHANGES WILL CAUSE US TO INCUR INCREASED COSTS.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, will increase our expenses as we evaluate the implications of new rules and devote resources to respond to these new requirements. In particular, we expect to incur additional selling and general administrative expenses as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent registered public accounting firm to attest to, our internal controls. Compliance with these new rules could also result in continued diversion of management's time and attention, which could prove to be disruptive to normal business operations. Furthermore, the impact of these events could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

We are currently performing the system and process evaluation required to ensure compliance as of August 31, 2005 with the management certification and auditors' attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we currently anticipate that we will complete all such actions on time and according to rules, we cannot at this time provide absolute assurance that all such actions will be timely completed and in compliance with rules, with the possible consequence that our auditors may not be able to provide a clean attestation report under Rule 404 of the Securities Exchange Act of 1934, as amended.

IF CUSTOMERS FAIL TO MEET THEIR FINANCIAL COMMITMENTS TO US, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Some of our customers have experienced, or may experience, cash flow problems. Consequently, we may have customers who delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to order products would result in decreased revenues for us. We attempt to reduce the possibility of large outstanding bills remaining unpaid by carrying out credit checks on customers and by having a diversified customer base. For example, no customer represented more than 13.8% of our sales in fiscal 2004. However, there is no assurance that such measures will reduce our exposure to customer credit risks. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

WE HAVE FACED PRICING PRESSURE ON OUR EXISTING PRODUCTS AND EXPECT THAT THIS PRESSURE WILL CONTINUE. IF WE DO NOT CONTROL OUR MANUFACTURING COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER MARGINS, OUR GROSS MARGINS MAY DECREASE AND OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

We implemented several measures to improve our gross margin to 53.7% of total sales in fiscal 2004. However, increased competitiveness in the telecommunications test and measurement industry will likely result in continuing downward pressure on average selling prices, which may in turn negatively affect our gross margins. Pricing pressure can result from a number of factors such as:

     o   Increased competition for business;

     o   Reduced demand;

     o   Limited number of potential customers;

     o Competition from companies with lower production costs, including companies operating in lower cost environments;

     o   Introduction of new products by competitors;

     o   Greater economies of scale for higher-volume competitors;

     o   Resale of used equipment; and

     o Equipment sales resulting from manufacturing and rental company bankruptcies.

In addition, gross margins may also be negatively affected by increased costs of raw materials as well as obsolescence and excess costs in product mix and under-absorption of fixed manufacturing costs.

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include research and development, selling and administrative, and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include:

     o Length of the product sales cycle for certain products, especially those that are higher priced and more complex;

     o Timing of the introduction and market acceptance of new products by us as well as our competitors;

     o Our ability to sustain product volumes and high levels of quality across all product lines;

     o   Timing of shipments for large orders;

     o   Effect of potential seasonality in sales; and

     o   Loosing key accounts and not successfully develop new ones.

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

     o Level of used telecommunications test and measurement equipment available for resale;

     o   Restructuring and impairment charges; and

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

The long sales cycle for some of our products may cause our sales and operating results to vary significantly from period to period. Many of our products are complex, and customers for these products may require substantial time to make purchase decisions. Some customers perform exhaustive evaluations and testing of new instruments--and require us to carry out extensive product demonstrations--before purchasing them. The period of time between our initial contact with a customer and the receipt of a purchase order may span a year or more. If we are unable to satisfy customer demands, considerable resources would have been expended without deriving corresponding sales. In addition, some of our customers and potential customers require that a bidding process be followed or that our products be pre-approved. Both of these situations involve inherent risks over which we have little control; for example, missing the approval opportunity or deploying an unsuccessful pricing strategy.

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

WE DEPEND ON A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS FOR SOME KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts, designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change manufacturers in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of meeting and willing to meet our needs on terms that we would find acceptable. Consolidation involving suppliers could further reduce the number of alternatives available to us and affect the cost of parts, which would make our products less competitive and result in lower margins.

WE ARE SUBJECT TO LAWS, REGULATIONS AND CONTRACTUAL OBLIGATIONS AND REQUIREMENTS RELATING TO OUR CUSTOMER CONTRACTS, AND OUR FAILURE TO ADDRESS THESE LAWS, REGULATIONS, OBLIGATIONS AND REQUIREMENTS OR COMPLY THEREWITH COULD HARM OUR BUSINESS.

We have agreements relating to the sale of our products to our customers and, as a result, we are subject to various statutes and regulations and contractual obligations and requirements. We are also subject to environmental statutes and regulations. We may also be subject to investigation for compliance with such statutes, regulations, obligations and requirements. Any failure to comply therewith could harm our business.

THE PRICE OF OUR SECURITIES IS VOLATILE AND MAY DECLINE.

The market price of our securities has been, and is likely in the future to be, subject to substantial and rapid fluctuations. Such fluctuations may be due to factors specific to us, such as changes in our operating results or new product introductions, or caused by our competitors, changes in analysts' ratings, or the liquidity of our stock. Fluctuations in stock price may also be due to factors related to the global telecommunications industry or the securities markets in general. These fluctuations have often been unrelated or disproportionate to the operating performance of the specific companies whose stocks are traded. These broad market and industry factors may have a material adverse effect on the market price of our securities, regardless of our actual operating performance. Shareholders should be willing to incur the risk of such fluctuations.

WE REQUIRE EMPLOYEES WHO ARE KNOWLEDGEABLE ABOUT THE SPECIALIZED NATURE OF OUR BUSINESS. IF WE ARE UNABLE TO ATTRACT AND RETAIN SUFFICIENT NUMBERS OF HIGHLY SKILLED TECHNICAL, SALES, MARKETING, SENIOR MANAGEMENT AND OTHER PERSONNEL, OUR OPERATIONS AND FINANCIAL RESULTS WILL SUFFER.

Due to the specialized nature of our business, we are highly dependent on the continued service of and on the ability to attract qualified engineering, sales, marketing, senior management and other personnel. If we are unable to attract and retain such qualified personnel, it could have a material adverse effect on our business, results of operations and financial condition.

We must also provide significant training for our employee base due to the highly specialized nature of telecommunications test and measurement as well as photonics and life sciences technologies. Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require--especially employees with significant experience and expertise, international business development, product management, sales, engineering and operation--may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 28 U.S., 5 Canadian and 6 European-issued patents and have 10 U.S., 14 Canadian and 3 European patent applications pending, along with 2 patent applications pending under the Patent Cooperation Treaty. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This kind of litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies.

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

We could incur substantial costs in defending ourselves and our customers against infringement claims or in bringing infringement claims against others. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties. We cannot assure you that we, or our customers, could obtain necessary licenses from third parties at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL LIABILITY. A SUCCESSFUL CLAIM EXCEEDING OUR POLICY LIMITS WILL REDUCE OUR CASH POSITION, INCREASE OUR EXPENSES AND HAVE A NEGATIVE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

Our products are designed to help network service providers and manufacturers of optical networks and components ensure network reliability. We also leverage our core telecom technologies for high-precision assembly and life sciences applications. The failure of our products to perform to client expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice.

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

IF WE SUFFER LOSS TO OUR FACTORIES OR FACILITIES, OUR OPERATIONS COULD BE SERIOUSLY HARMED.

Our factories and facilities are subject to catastrophic loss due to fire, vandalism, terrorism or other natural or man-made disasters. We do not have redundant multiple site capacity and if any of our facilities or factories were to experience a catastrophic loss, it would disrupt our operations, delay production, shipments and revenue and result in large expenses, thereby harming our results of operation.

UNEXPECTED DECLINES IN OUR RESEARCH AND DEVELOPMENT AND OTHER TAX CREDITS AND GRANTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 21% of our gross research and development expenses for the year ended August 31, 2004 and 22% for the fifteen months ended November 30, 2004.

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

OUR CURRENT PRINCIPAL STOCKHOLDER HAS EFFECTIVE CONTROL OVER OUR BUSINESS.

As of December 31, 2004, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held approximately 55.4% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders.

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

Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. In February 2004, we closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of US$29.2 million. If we raise funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

OUR BUSINESS AND OPERATIONS WOULD SUFFER IN THE EVENT OF A FAILURE OF OUR INFORMATION TECHNOLOGY INFRASTRUCTURE.

We rely upon the capacity, efficiency and security of our information technology hardware and software infrastructures as well as our ability to expand and update these infrastructures in response to our evolving needs. Any failure to manage, expand or update our information technology infrastructures or any failure in the operation of this infrastructure could harm our business.

Despite implementing security measures, our information systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruption or security breach results in a loss or damage to our data, or inappropriate disclosure of our confidential information, it could harm our business. In addition, these events may force us to devote more money and resources in order to protect ourselves against damages caused by these disruptions or security breaches in the future.

ITEM 4.           INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name and commercial name is EXFO Electro-Optical Engineering Inc. /EXFO Ingenierie electro-optique inc. Our head office is located at 400 Godin Avenue, Vanier, Quebec, Canada, G1M 2K2 and our main telephone number is
(418) 683-0211. Our e-mail address is info@exfo.com and our Web site is www.exfo.com. Information on our Web site is not incorporated by reference in this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. This annual report contains trademarks and registered trademarks of EXFO and other companies.

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

         In March 2001, we acquired all of the shares of EXFO Photonic Solutions Inc. (formerly EFOS Inc.) ("EXFO Photonic"), a privately held company in Toronto, Canada, for a total consideration of US$110.1 million, of which US$25.1 million was paid in cash. We also issued 3,700,000 of our subordinate voting shares in connection with the acquisition. In September 2001, the name EFOS Inc. was changed to EXFO Photonic Solutions Inc.

         EXFO Photonic, operating since 1984, is a supplier of precision light-based adhesive spot curing products as well as curing process control for the global optical component manufacturing market and other non-telecom markets. Its products deliver precise doses of the appropriate spectral light into photo-sensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component and other manufacturing activities. EXFO Photonic light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio, including, as of December 15, 2004, 14 patents and 9 patents pending.

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

         In October 2002, our newly created, wholly owned subsidiary, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of gnubi communications L.P., including its technology, expertise, customer base, inventories and capital assets. Consideration paid consisted of US$1.9 million in cash and 1,479,290 of our subordinate voting shares. In addition, an additional cash amount of US$241,000, based on sales volumes, was paid in fiscal 2004 in accordance with earn out provisions. With the acquisition of these assets, EXFO Gnubi, based in Dallas, Texas, continues the operations of gnubi communications, L.P., as a supplier of multi-channel telecom and datacom testing solutions serving optical transport equipment manufacturers and research and development laboratories. At the time of the asset acquisition, 30 employees of gnubi communications transferred to EXFO Gnubi.

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

         In fiscal 2004, EXFO also closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of $29.2 million (Cdn$38.4 million).

         We also consolidated our protocol test operations (EXFO Protocol and EXFO Gnubi) in Montreal, Canada to improve efficiency and reduce costs.

         In addition, we renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada. Such agreement will expire in February 2009.

         Near the end of the fiscal year, we reached the decision to consolidate operations of our Photonics and Life Sciences Division in order to improve its market focus and efficiency. Consequently, we have begun transferring EXFO Burleigh's operations mainly to Toronto. Once fully implemented, we expect to incur restructuring and other charges of $2.7 million, of which $1.7 million was recorded in the fourth quarter of fiscal 2004 and the remainder in 2005. We estimate that we will derive $1.5 million in annual savings from these streamlined operations.

B.       BUSINESS OVERVIEW

         COMPANY OVERVIEW

         EXFO is a recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers (NSPs), system vendors and component manufacturers in approximately 70 countries. One of our most distinctive offering is our PC/Windows-based modular platforms that host a wide range of tests across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in the life sciences and high-precision assembly sectors.

         We were founded in Quebec City, Canada in 1985. Our original products were focused on the needs of installers and operators of optical networks. Customers use these field-testing products for the installation, maintenance, monitoring and troubleshooting of networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities.

         In the last three years, we have enhanced our competitive position through the acquisition of two protocol test businesses. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol), a supplier of protocol testing and optical-network-performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single platform--the FTB-400 Universal Test System--to help our customers increase revenues and reduce operating costs.

         In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. EXFO Gnubi's protocol test equipment targeted the system manufacturer market, while EXFO Protocol's offering focused on the NSP market. These strategic acquisitions, which were consolidated in Montreal in fiscal 2004, enabled us to double our addressable market as we expanded from optical testing into protocol testing applications, and to offer a more complete test solution to customers.

         Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business.

         To better serve the needs of end-customers in different markets and simplify our business model, we reorganized our company under two new divisions at the beginning of fiscal 2004. Our Telecom Division consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines. This division is focused on NSPs, telecommunication system manufacturers and optical component vendors on a global basis. Our Photonics and Life Sciences Division, which mainly leverages our core technologies, includes former Industrial and Scientific non-telecom product lines. This division was created to maximize value from developed and acquired telecom technologies. Following this reorganization, our two new divisions have respective sales, marketing, R&D, manufacturing and management teams and, therefore, are presented as two separate operating segments.

         EXFO launched 20 new products in fiscal year 2004, including seven aimed at establishing leadership in the emerging fiber-to-the-premises (FTTP) market and others dedicated to expanding our life sciences product portfolio. We also strengthened our competitive position in protocol testing through the introduction of a next-generation Fibre Channel test set for security-intensive applications and, subsequent to the year-end, we released a next-generation SONET/SDH analyzer for data-centric IP networks as well as a Gigabit Ethernet solution with Voice-over-Internet Protocol (VoIP) test capabilities.

         EXFO also closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of $29.2 million (Cdn$38.4 million) in fiscal 2004. EXFO finished the fiscal year with a cash position of $89.1 million.

         In addition, we successfully renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada.

         Near the end of the fiscal year, we reached the decision to consolidate operations of our Photonics and Life Sciences Division in order to improve its market focus and efficiency. Consequently, we have begun transferring EXFO Burleigh's operations mainly to Toronto. Once fully implemented, we expect to incur restructuring and other charges of $2.7 million, of which $1.7 million was recorded in the fourth quarter of fiscal 2004 and the remainder in 2005. We estimate that we will derive $1.5 million in annual savings from these streamlined operations.

INDUSTRY OVERVIEW

         Following three years of reductions in capital expenditures (CAPEX) among NSPs, some measure of stability returned to the marketplace in 2004. Both telecom carriers and we believe cable multiple-system operators (MSOs), which fall under the NSP designation, began investing in growth pockets like FTTP and VoIP to ultimately gain better access to the consumer's pocketbook for video, data and voice services. These investments, however, were offset by CAPEX reductions in other areas of the network to produce relatively flat spending patterns year-over-year.

         This relative stability in CAPEX spending was witnessed in multiple segments of the global telecommunications supply chain. System manufacturers benefited from NSP orders for next-generation, converged IP networks and fiber deployments in access areas. Component vendors, who we believe had been hardest hit by the downturn, began seeing incremental demand for optical components that support IP-based systems. Some test and measurement equipment vendors, whose products enable customers to reduce CAPEX and operating expenses (OPEX), attracted the attention of NSPs, system manufacturers and component vendors, especially ones offering test solutions for VoIP and/or FTTP applications.

KEY INDUSTRY TRENDS AND STRATEGY

The telecom space is currently undergoing major transformations with technological discontinuities and market shifts serving as important drivers for market-driven companies like EXFO. We intend to leverage these new requirements and opportunities to generate value in upcoming years. We have conscientiously been preparing for this industry upheaval through a steady level of R&D investments, well-defined product roadmaps and selected strategic acquisitions over the last few years. Key market trends include:

     o Globally, bandwidth demand will continue instigating backbone construction in developing countries, further Internet penetration in other parts of the world and facilitate rapid applications evolution in the most advanced nations. Accessing the Web directly through wireline (or its wireless extension) has become an essential part of our online lives for business travel, home entertainment and schoolwork. Consumers just cannot get enough bandwidth. Carriers in advanced countries like South Korea and Japan, for example, are on the verge of offering 100 Mb/s to homes, enabling the delivery of multiple high-definition television (HDTV) channels, online gaming and a host of other bandwidth-intensive applications.

     o As long-haul utilization increases and metro-ring construction progresses in most advanced countries, the access network, or so-called "last mile", will be the cornerstone of the network service providers'
         (NSPs) strategy to increase or maintain their consumer base. This market reality will inevitably lead to much deeper and richer fiber penetration into the network, whether NSPs intend to leverage their existing copper plant or deploy fiber-to-the-whatever (FTTx).

     o IP networking. SONET/SDH telecom transport standards were defined almost 30 years ago to optimize voice traffic, but they are largely inefficient in today's data-centric world. A highly flexible and scalable, next-generation SONET/SDH platform is required for the efficient and high-quality delivery of several new applications like VoIP and IP video, while achieving significant OPEX reductions through the management of a single network architecture. NSPs will be streamlining their operations, deployment and maintenance processes as well as moving to higher-margin service revenues.

     o System vendors are back driving the telecom innovation curve in this post-DWDM era, whereby data networking is a primary catalyst. As a result, these vendors are heightening their focus on delivering ubiquitous, consumer-friendly networking solutions and highly differentiated product offerings in order to partner with public and private network operators. System vendors are focusing more than ever on shortening their innovation cycle and improving operating performance--from the design phase all the way to network deployment.

     o Competition between incumbent telecom carriers and cable multiple-system operators (MSOs), especially in North America, is intensifying as they race to increase revenue streams. Both groups are deploying triple-play services (voice, data and video) as a pre-emptive measure to retain customers and as an offensive means to secure new ones.

On the photonics and life sciences side:

     o Industrial manufacturing sectors like microelectronics, optoelectronics and medical devices remain strong. The distinct trend of moving high-tech manufacturing to Asia continues, while the global market is driven by innovative new products and stronger customer intimacy. The life sciences market trend is towards application-based, total-solution selling and taking advantage of new, disruptive technologies.

To reach our ultimate goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, in 2005 to further leverage our strong technology base and innovation pipeline. We will also focus on strengthening and expanding our business relationships with major accounts. Finally, we will continue building EXFO into one of the most respected brand names in the industry by allowing our recognized expertise to reach out to customers where and when it is needed. In an increasingly competitive landscape, we are counting on these actions, combined with our strategies related to the aforementioned industry trends, to provide our shareholders with long-term growth and profitability.

KEY PERFORMANCE INDICATORS FOR 2005

As we did in fiscal 2004, we have spelled out corporate objectives for 2005 and tagged key performance indicators to each goal. Such transparency reflects management's confidence in our strategic direction and speaks volumes about our commitment to best disclosure practices. It should be specified that these are metrics, not guidance, for fiscal 2005. Not surprisingly, our goals reflect continuity from last year with a renewed focus on profitable growth.

         To summarize our fiscal 2005 key performance indicators, we plan to increase sales by 20% year-over-year, return to profitability on a pro forma basis, and focus on innovation with at least 45% of revenues derived from new products (on the market two years or less).

o SALES GROWTH OF 20%. As we have since our founding in 1985, we intend to grow sales faster than the market by leveraging our sustained R&D investments in areas, such as next-generation IP and FTTP testing, as well as increase our sales and marketing footprint worldwide.

o PROFITABILITY ON A PRO FORMA BASIS. We believe higher sales volumes, richer business mix, improved manufacturing efficiency and consolidation efforts will support our return to profitability on a pro forma basis in 2005. At EXFO, pro forma net earnings represent GAAP net earnings excluding stock-based compensation costs, amortization of intangible assets, restructuring charges and other unusual items.

o AT LEAST 45% OF REVENUES FROM NEW PRODUCTS. Our relentless focus on product differentiation, time-to-market and astute product portfolio management--combined with a heightened sales focus and product traction-- is expected to achieve this result in 2005.

THE EXFO SOLUTION

         We offer an extensive range of test and measurement solutions to the global telecommunications industry. Our success has been largely predicated on our core expertise in optical telecommunications. We also leverage this expertise to develop products for life sciences and high-precision assembly applications. Our solution is based on the following key attributes:

         MODULAR SYSTEM DESIGN. In 1996, we established an industry first by launching the original modular optical test platform. This system design consists of a PC-based, Windows-driven platform that can accommodate several test modules performing various types of measurements. We have since developed new compatible test platforms and extended our test module offering for both NSPs and system manufacturers based on the same modular design. Our modular design provides the following advantages:

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

         HIGH DEGREE OF TECHNOLOGICAL INNOVATION. We have established a strong reputation for technological innovation over the last 19 years. In fact, we believe this attribute represents a key differentiator for us within a competitive marketplace. Following are some of our industry firsts in recent years:

     o FTTP RELATED PRODUCT.In fiscal 2004, we established ourselves as the leading supplier of test equipment for FTTP networks by launching a number of products dedicated to characterizing optical fiber all the way to the home or enterprise. FTTP-related product launches include a passive optical network (PON) power meter for installation, maintenance and service-activation requirements; a next-generation automated loss test set; a comparable multi-function module housed inside the FTB-400 field-testing platform; a new line of handheld instruments; and a next-generation OTDR module that is necessary for installation requirements.

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

     o ALL-IN-ONE TEST SOLUTION. In 2002, we launched the first all-in-one solution for optical and protocol testing to enable customers to increase efficiency and reduce costs in the field. The added value of this concept means that field technicians no longer need to carry separate instruments like bit-error-rate testers (BERTs), optical spectrum analyzers (OSAs) and optical time-domain reflectometers (OTDRs) to fulfill their testing requirements. All they need is the next-generation FTB-400 field-testing platform and related modules to handle all their testing, storage and retrieval needs.

     o OPTICAL WAVEGUIDE ANALYZER. In 2001, we released our Optical Waveguide Analyzer, which represents the industry's first commercial refractive index profiler for planar and arrayed waveguides. The refractive index profile of next-generation optical devices like arrayed waveguides is a critical parameter to measure in order to control and optimize the manufacturing process.

         HIGH-QUALITY PRODUCTS. Product quality is an integral part of our solution. Our Quebec City-based operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard, as are our Toronto operations. Our manufacturing plant in Montreal, Quebec, is working towards ISO9001/2000 certification. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, and other industry-leading standards bodies. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process among all our facilities include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

PRODUCTS

         Our test platforms, namely the FTB-400 Universal Test System (UTS), IQS-500 Intelligent Test System (ITS) and EPX Multi-Channel Test Systems, are at the core of our product portfolio. The FTB-400 field-testing platform provides NSPs with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQS-500 ITS and EPX Multi-Channel Test Systems, which are designed for manufacturing and R&D applications, test converging telecom and datacom networks increasingly based on IP technology. All platforms and related test modules are supported by integrated and highly intuitive graphical user interfaces (GUIs), enabling the user to easily store, handle and retrieve a large amount of data.

         The following table summarizes the principal types of test instruments for the telecommunications industry, typical applications and the format in which we offer them:

                                                                                   FORMAT
                                                        -------------------------------------------------------------
  INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
-----------------    --------------------------------   ----------------------  -------------------------------------
                                                         FTB 400                  IQS-500                  BENCHTOP
                                                        UTS MODULES  HANDHELDS  ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        -----------  ---------  -----------  -----------  -----------
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

Chromatic            Measures  increasing  levels  of
dispersion           chromatic    dispersion       in
analyzer             high-capacity            optical
                     networks.  Chromatic  dispersion
                     is   a    physical    phenomenon
                     inherent  to  optical  fiber and
                     optical  components  that causes       X
                     information   bits   to   spread
                     along a network.  This  degrades
                     the quality of the  transmission
                     signal and, in turn,  limits the
                     transmission  speed  carried  by
                     optical networks.

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

Fiber Bragg          Carried    out     high-accuracy
Grating (FBG)        analysis  of  FBG-based  optical                                                          X
Sensor Interrogator  sensors

Fibre Channel        Brings   FC-0,   FC-1  and  FC-2
tester               logical   layer  Fiber   Channel
                     testing  to  services  delivered
                     via  transport  protocols,  such
                     as  DWDM,   SONET/SDH  and  dark
                     fiber.    It  provides  valuable       X                        X
                     timing  information  and  buffer
                     credit   estimation  for   Fiber
                     Channel network deployment.

Gigabit Ethernet     Measures   data   integrity  for
tester               high-speed   internet   protocol
                     telecommunications  in metro and
                     edge networks.                         X                        X            X

Laser wavelength     Performs          high-accuracy,
meter                absolute              wavelength
                     measurements  of continuous wave                                                          X
                     (CW) and/or

                                                                                   FORMAT
                                                        -------------------------------------------------------------
  INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
-----------------    --------------------------------   ----------------------  -------------------------------------
                                                         FTB 400                  IQS-500                  BENCHTOP
                                                        UTS MODULES  HANDHELDS  ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        -----------  ---------  -----------  -----------  -----------
                     pulsed laser sources

Laser spectrum       Performs        high-resolution,
analyzer             spectral   characterization   of                                                          X
                     continuous CW laser sources

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

Next-generation      Full SONET/SDH  protocol testing
SONET/SDH Analyzer   functionality,         including
                     support  for  GFP,  V.CAT,   and       X                        X
                     LCAS       next       generation
                     enhancements.

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

Optical return       Combines  a  laser  and a  power
loss meters          meter to  measure  the amount of
                     potentially    degrading    back       X           X            X                         X
                     reflection.

Optical spectrum     Produces       a       graphical
analyzers            representation  of power  versus
                     wavelength    for   an   optical
                     signal.   Useful  for  measuring       X                        X
                     the     drift,     power    and
                     signal-to-noise  ratio for each
                     wavelength in a DWDM system.

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

                                                                                   FORMAT
                                                        -------------------------------------------------------------
  INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
-----------------    --------------------------------   ----------------------  -------------------------------------
                                                         FTB 400                  IQS-500                  BENCHTOP
                                                        UTS MODULES  HANDHELDS  ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        -----------  ---------  -----------  -----------  -----------
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

Passive optical      Determines  the  power level  of
network (PON)        different      signal     types,
power meter          including continuous   (e.g., TV
                     signal  at  1550 nm)  and framed
                     (e.g., ATM or  Ethernet  at 1490
                     nm or 1310 nm) within a passive
                     optical  network.  Various  baud                   X
                     rates are covered,  ranging from
                     155 Mb/s to 2.5 Gb/s,   for both
                     synchronous and  non-synchronous
                     signals.

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

SONET/SDH            Provide  accurate bit-error rate
analyzer             and   performance  analysis   of
                     SONET/SDH  overhead  format that
                     reflect   the   quality   of   a       X                        X            X
                     transmission system.

Stable light         Emitting  diode or  lasers  used
sources              in   connection   with  a  power       X           X            X                         X
                     meter to measure signal loss.

Synchronization      Portable,   stand-alone   tester
analyzer             for   network    synchronization
                     analysis and wander  measurement                                                          X
                     in   wireless    and    wireline
                     transport networks.

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

Widely tunable       Can produce laser light across a
lasers               broad range of wavelengths. Used
                     to   test   DWDM  components and                                X                         X
                     value-added optical modules.

PRODUCTS FOR NETWORK SERVICE PROVIDERS

We offer an extensive range of field-portable optical test, measurement and monitoring solutions that are mainly used by NSPs, but can also be utilized by system vendors. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our second-generation field-testing platform, the FTB-400 UTS, is available in three configurations: The two-slot option is ideal for OTDR, OLTS and GigE applications, while the seven-slot option is used for dispersion characterization (PMD and CD), DWDM testing (OSA and MWM) and protocol (SONET/SDH/datacom) testing. Our newest addition, the eight-slot option, is a high-performance, multiple-protocol configuration that allows users to combine Next-Generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities.

         In addition, we offer the FTB-100 Mini-OTDR with an integrated power meter option. This cost-effective platform provides field technicians with basic OTDR testing capabilities. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large environmentally robust touchscreens are very practical for field use.

         EXFO also offers stand-alone, autonomous solutions for real-time monitoring applications. Our Fiber Guardian solution carries out real-time monitoring 24 hours per day, seven days per week on up to 32 fibers within an optical network. This monitoring solution displays a message on its embedded screen and sends out an alarm if a measurement falls outside a user-defined threshold. Through state-of-the-art instrumentation, Fiber Guardian can specify the location of a fault to reduce downtime to a minimum, or it can identify minor degradations to prevent loss of service.

         Optical Guardian continuously monitors critical parameters of optical channels within DWDM or coarse wavelength division multiplexing (CWDM) networks. Likewise, an alarm is automatically generated when a measurement falls outside user-defined thresholds.

         Network Guardian is a network performance management system that supports a wide range of protocols like SONET, T-Carrier, SDH, PDH, 10/100 Ethernet and Gigabit Ethernet. It remotely carries out tests on points of presence, handoff points, co-location sites and customer premise equipment sites.

         In 2004, we launched seven new products dedicated to FTTP testing. We also introduced a next-generation Fibre Channel test solution for security-intensive storage area networks (SANs). Subsequent to the year-end, we released a next-generation SONET/SDH test solution and enhanced our Gigabit Ethernet offering with voice-over-Internet protocol (VoIP) test capabilities to help NSPs migrate towards converged, IP-based networks. We also introduced a synchronization analyzer, which is a comprehensive wander measurement tool for assuring critical network synchronization in wireless and wireline telecom transport networks. It can operate as a standalone instrument, or as a monitoring probe suitable for central office applications.

PRODUCTS FOR SYSTEM/COMPONENT MANUFACTURERS

         Our system/component vendor solutions, mainly built around our IQS-500 ITS and EPX platforms, are available as test modules or stand-alone benchtop instruments. The next-generation IQS-500 platform can efficiently run as many as 100 optical test modules using a single controller unit. The IQS-500 platform is equipped with the software and hardware technology to support single-button operation for automated testing. Its system-based approach--one box, several test modules--combined with an open architecture (PXI, Windows, LabVIEW(TM), etc.) and ease of programming, produces a highly flexible test environment.

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

         The highly flexible EPX platforms are available in two formats. With up to 17 protocol test modules per unit, the EPX16 performs numerous tasks within one hardware platform. The EPX8 uses the same upgradeable, multi-channel design in a smaller footprint. Combining multiple rates, protocols and channels within a single unit, these systems are ideal for cross-connect, ADM, DWDM, production and load testing. Direct Ethernet access capability and a Java-based GUI make the EPX platforms powerful test solutions that are easy to use. Other user-friendly features include saving and restoring test configurations, connecting remotely with a Web browser, scripting, logging and sharing test resources with other users.

         In 2004, we introduced a high-end, rack-mountable 10/100/1000 Mb/s IQS Ethernet module for the characterization of transport, access, and enterprise datacom networks. We also released the 10+ Gigabit Multi-Rate Transceiver with deep channelization and mixed payload concatenations for next-generations networks. In addition, we launched a tunable external cavity laser (ECL) module for the IQS platform, whose broad wavelength range is optimized for coarse wavelength division multiplexing (CWDM) and FTTP testing.

         Our system/component vendor products also address testing issues that cannot be handled by standard test modules or stand-alone bench-top instruments. We have developed a number of integrated test systems and offer them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is list of integrated test systems that EXFO provides for characterizing optical components, sub-systems and networks:

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

         o   Multi-wavelength comb controller      Used to adjust the power of a
                                                   bank of DFB-ITU lasers in
                                                   order to test loading
                                                   conditions of optical
                                                   amplifiers.

PRODUCTS FOR PHOTONICS AND LIFE SCIENCE APPLICATIONS

         Over the years, EXFO has developed and acquired a number of core technologies that we are leveraging in selected high-precision assembly and life sciences markets. For example, we offer several light-based curing solutions for optical component manufacturing and have optimized our approach for other industries, such as semiconductor, microelectronic, and medical device manufacturing, to maximize revenues. Our Novacure(R), Acticure(R), and Omnicure(R) systems deliver precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback and radiometry technology, produce a high-quality bonding solution that is unmatched in the industry. Our technology and application knowledge place us at the forefront of this market.

         In 2004, our X-Cite(TM) 120 Fluorescence Illumination System, which offers three times the average lamp life than conventional lighting systems, not only gained market acceptance among microscope manufacturers, but it was upgraded for automated applications. An RS-232 connection and a software interface enable end-users to control the X-Cite 120's iris, lamp, shutter and timer via a personal computer. Industry leaders like Leica, Nikon Instruments, Olympus and Zeiss MicroImaging have embraced this microscope accessory, reselling it to customers through their own sales channels.

         On the light-curing side, we continued our migration towards a single platform with the release of the OmniCure(TM) Series 1000, an entry-level system for manual-precision assembly environments. In addition, we introduced two new accessories to complement our curing systems. First, we launched a high-power fiber light guide, which provides an equal distribution of light energy to multiple cure sites with 50% more throughput than standard fiber guides. We also released a cure-ring radiometer, which measures light output at the cure site, to ensure a repeatable process when bonding devices that require a uniform 360-degree exposure. Subsequent to the year-end, we introduced the OmniCure(TM) Series 2000, a light-based curing platform for automated manufacturing applications.

         On the nanotechnology side, we launched the PCS-6000 and PCS-4100 Micromanipulators, which feature piezoelectric smoothness plus motorized long travel for electrophysiology research. In addition, we offered new motor/memory capabilities on our Gibraltar(R) platform to enable the prompt return of fixed-stage, upright microscopes to their original position with a single touch of a button.

         The following table summarizes the principal types of high-precision assembly and life science solutions we provide and their typical applications:

-----------------------------------------------------------------------------------------------------------------------

                                            LIGHT SOURCES AND ACCESSORIES
-----------------------------------------------------------------------------------------------------------------------

 PRODUCT TYPE                    PRODUCT                            TYPICAL APPLICATION
-----------------------------------------------------------------------------------------------------------------------
UV Light Sources              Novacure(R)                  Used to initiate photo chemistry reactions in
                              Acticure(R)                  polymer-based materials for a variety of end use
                              Omnicure(R) S1000            applications such as adhesive curing for manufacturing of
                              Omnicure(R) S2000            high value-added items such as medical devices,
                                                           micro-electronic and opto-electronic components,
                                                           displays, and data storage devices.
-----------------------------------------------------------------------------------------------------------------------
Fluorescent Light Sources     X-Cite(R) 120                Fluorescence light source that attaches directly
                                                           to most microscopes currently sold by Nikon, Zeiss,
                                                           Olympus and Leica.
-----------------------------------------------------------------------------------------------------------------------
Computer Control Module       ACS-1000                     Electronic interface module used to connect EXFO UV and IR light sources to computers or computer networks for
                                                           process automation.
-----------------------------------------------------------------------------------------------------------------------
Optical Accessories                                        Optional custom delivery optics used with EXFO UV and IR
                                                           light sources to tailor the properties of the light beam
                                                           to end-user applications.
-----------------------------------------------------------------------------------------------------------------------
High Power Fiber Light Guide                               Provides an equal distribution of light energy to multiple cure sites with 50% more throughput than standard fiber
                                                           guides
-----------------------------------------------------------------------------------------------------------------------

                                                 OPTICAL INSTRUMENTS
-----------------------------------------------------------------------------------------------------------------------

         PRODUCT TYPE                    PRODUCT                               TYPICAL APPLICATION
-----------------------------------------------------------------------------------------------------------------------
Radiometer                    R5000                        Handheld, broadband optical radiometer used in conjunction with EXFO UV and fluorescent light sources to ensure
                                                           process quality control at the end-user location.
-----------------------------------------------------------------------------------------------------------------------
Cure-Ring Radiometer                                       Measures the output power of light from an EXFO cure ring;
                                                           ideal for applications that requires a uniform 360(degree)
                                                           exposure
-----------------------------------------------------------------------------------------------------------------------

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

RESEARCH AND DEVELOPMENT

         We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we retain and recruit highly skilled personnel. Our Telecom Division's research and development department is headed by a Vice-President of Research and Development, while our Photonics and Life Sciences Division has a Director of Research and Development. As of December 31, 2004, our research and development departments included 188 full-time engineers, scientists and technicians, of whom 35 hold post-graduate degrees. Gross research and development expenditures in fiscal 2004 reached $15.7 million compared to $17.1 million in 2003 and $17.0 million in 2002. Although we implemented restructuring plans during the last few years, none of our major product development initiatives were significantly impacted. We launched 20 new products in fiscal 2004 compared to 15 in 2003 and 25 in 2002. Approximately 32% of sales in fiscal 2004 originated from products that have been on the market two years or less compared to 49% in 2003 and 48% in 2002.

         Through market-oriented product portfolio review processes at our telecom sites in Quebec City, Canada and Montreal, Canada, we ensure that our investments in research and development are aligned with our market opportunities and customers' needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget have significantly changed.

         To manage our research projects once they are underway, we use a structured management process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project's progress at various stages of its life cycle. The following are the key review stages of the stage-gate approach:

     o   market study and research feasibility;

     o   product definition;

     o   development feasibility;

     o   development;

     o   qualification; and

     o   transfer to production.

         At each stage, we review our project risks, costs and estimated completion time. We compare our design to anticipated market needs and ensure that our new product development is synchronized with other internal departments and external industry events. Adherence to these inter-related portfolio review and stage-gate processes enabled us to be named winners of the Outstanding Corporate Innovator Award in 2000 by the U.S.-based Product Development and Management Association.

         We also maintain research and development programs for our photonics and life science activities in Toronto, Canada and in Victor in the state of New York until the consolidation of Burleigh's R&D to Toronto. The product development process is managed using a similar stage-gate process, and projects are reviewed and approved through a quarterly portfolio review. The future success of our photonics and life science operations largely depends on our ability to maintain and enhance our core technology in light-based curing, fluorescence illumination systems and piezoelectric positioning.

         Strong R&D capabilities in Toronto and in Victor in the state of New York have made it possible to bring a number of successful new products to market quickly and retain customer intimacy. In the process, it has enhanced our ability to customize products for special applications and to develop original equipment manufacturing (OEM) products under partnerships and exclusive contracts. Outside consultants are often used for added support in areas like software development and mechanical design.

CUSTOMERS

         Our global and diversified telecom customer base relies on our test and measurement solutions to enable optical networks to perform impeccably during their complete life cycles: research, development, manufacturing, installation, maintenance and real-time monitoring. We also have selected customers in high-precision assembly and life science sectors that require our solutions to render them more efficient in their respective fields. Our telecom customers include carriers, cable television companies, public utilities, private network operators third-party installers, equipment rental companies, system manufacturers, component vendors and laboratory researchers. Our photonics and life science customers consist of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems and photonic components, as well as universities, medical schools, governments, private and industrial research laboratories. In fiscal 2004, our top customer accounted for 13.8% of our sales and our top three customers represented 20.8% of our sales. In comparison, our top customer accounted for 9.2% and 10.2% of sales in fiscal 2003 and 2002, respectively.

         With regard to geographic distribution, sales to customers in the Americas (USA, Canada, and Central & South Amerericas) represented 66% of our sales in fiscal 2004, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 18% and 16% of total sales, respectively. In 2003, the sales split was identical to 2004. In 2002, sales to customers in the Americas represented 61% of total sales, while EMEA and Asia-Pacific customers accounted for 20% and 19%, respectively.

SALES

         We sell our telecom test and measurement solutions through direct and indirect sales channels in North America and around the world.

         In North America, we use a hybrid model, combining key account management with direct and indirect sales coverage. We typically use key account managers to serve large customers that generate high sales volume. These key account managers are supplemented by regional sales managers, sales representatives and distributors in U.S. and Canadian metropolitan areas.

         We opt for a direct sales approach when selling higher-end highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization supported by regional sales managers. Our main sales offices and service centers in North America are located in Addison, Texas, Quebec City, Canada and Toronto, Canada supplemented by a series of regional presence in cities across USA and Canada.

         On the international front, we have sales personnel covering strategic areas such as EMEA (Europe, Middle East and Africa), APAC (Asia-Pacific region) and Latin America. Our sales network in EMEA is supported by a main office and service center in Paris, France, which maintains our head of European sales operations and also provides repair and calibration services for our EMEA customers. We also have a series of additional sales presence in multiple countries across EMEA to serve and support our various customers and distributors.

         As for APAC, our main sales offices for South East Asia is located in Singapore, while our main office for mainland China is located in Beijing, China, which also act as a service center to better serve our customer base in the whole Asia-Pacific region. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

          We rely on the contribution of a network of more than 90 distributors around the world to work with us in supporting mostly our international sales and to participate to a large number of our international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

         Our direct telecom sales team consists of a Vice-President of Global Sales supported by 5 regional sales directors that are leading a widely distributed team of more than 50 people acting as key account managers, regional sales managers, sales engineers and application engineers, located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 10 years of experience in the fields of telecommunications, fiber optics, or test and measurement. We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

         For our photonics and life sciences solutions, we use mixed sales channels to serve various markets, depending on product line and geography. Optical light sources and related accessories used for industrial applications are sold in North America through a network of more than 10 manufacturer representatives and, internationally, through a network of more than 20 distributors. The X-Cite 120 Fluorescence Illumination System is sold through value-added reseller agreements with major microscope companies in North America; negotiations are underway to extend these agreements worldwide. Nanopositioning products are sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the nanopositioning life science research market in the United States and Canada, distributor agreements are in place with major microscope manufacturers, which include Leica, Nikon, Olympus and Zeiss. These companies often combine the sale of their microscopes with our product.

PRODUCT MANAGEMENT, MARKETING/COMMUNICATIONS AND CUSTOMER SUPPORT

PRODUCT MANAGEMENT

         Our telecom Product Management Group consists of two Vice-Presidents -- one responsible for our Optical and the other for our Protocol lines & Products -- as well as product managers who have various degrees in engineering, science and business administration. Product managers, under the direction of the respective Vice-Presidents, are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management
(CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, a strategic marketing specialist analyzes markets, market trends, compiles competitive information and identifies macro-trends in our sector.

         Our Photonics and Life Sciences Product Management Group consists of two Directors - one responsible for precision assembly (spot curing) and the other for Life Sciences - as well as product managers who have various degrees in engineering, science and business administration. Product managers, under the direction of the respective Directors, are responsible for all aspects of their business line marketing programs including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns.

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

CUSTOMER SUPPORT

         Customer support is deemed a corporate mandate at EXFO. As such, our Customer Support Group handles requests from customers worldwide. Our Customer Support Department consists of three distinct units: Inside Sales, Technical Support and After-Sales Service.

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

MANUFACTURING

         Our manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality assurance, shipping, billing and customs management. As of December 15, 2004, we had 246 employees involved in our manufacturing operations. Most of our manufacturing activities, which occupy a total of approximately 61,300 square feet, are spread among four buildings in three cities.

         First, we occupy 50,000 square feet in Quebec City, Canada, in two locations and 3,300 square feet in Montreal, Canada. These manufacturing operations include the following responsibilities:

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

     o PRODUCT ENGINEERING AND QUALITY. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. Quality is assured through product testing at numerous stages in the manufacturing process to ensure that our products meet stringent industry requirements and our customers' performance requirements. Our quality assurance program has been certified ISO 9001/2000 at our two locations in Quebec City, Canada and is in the process of being certified at our other site in Montreal, Canada.

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

         We also occupy 8,000 square feet in Toronto, Canada. Following the consolidation of EXFO Burleigh's operation to Toronto, our operations group in Toronto manufactures light sources and related accessories, fluorescence illumination systems and precise positioning equipment for the life sciences and high-precision assembly markets. Operations consist of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Recognizing the importance of reduced time-to-market for our solutions, we have focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly. Following are key manufacturing responsibilities in Toronto:

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

COMPETITION

         The telecommunications test and measurement industry is highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

     o   product performance and reliability;
     o   price;
     o   level of technological innovation;
     o   product lead times;
     o   breadth of product offering;
     o   ease of use;
     o   brand-name recognition;

     o   customer service and technical support;
     o   strength of sales and distribution relationships; and
     o   financial stability.

         Generally, competitors fall into two categories. The first category consists of global test and measurement vendors, who complement their broad range of products with optical test and measurement equipment. These companies include Acterna Corporation, Agilent Technologies, Inc., Ando Corporation, Anritsu Corporation, NetTest, Spirent plc and Tektronix, Inc.

         The second category refers to niche companies in the test and measurement industry or other significant telecommunications players operating inside a niche test and measurement market. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave, Inc., Finisar Corporation, Ixia, JDS Uniphase Corporation and Sunrise Telecom Incorporated.

         Competition for our photonics and life science solutions is quite varied, depending upon product line. Competitors that sell light-based curing products include Hamamatsu, Ushio and Matsushita (Panasonic) in Asia, with Hamamatsu increasing its presence in North America. With regard to our X-Cite 120 Fluorescence Illumination System, main competitors consist of microscope manufacturers who have developed lamp housings for low-wattage mercury burners in-house. Finally, our motion control Life Science instruments, which are designed for various life science applications, compete against products from companies like Sutter Instruments and Narishige.

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

         In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC's regulations, our products must comply with certain electro magnetic compatibility (EMC) requirements to insure they do not generate and are immune from electrical noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA's non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA's regulations are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA.

         Similar regulations apply in other countries. For example, in Canada our products must comply with the applicable standards adopted by the Standards Council of Canada (SCC). These include product safety standards developed by the Canadian Standards association as well as EMC requirements adopted by Industry Canada. Countries in the European Union require product compliance as dictated by an applicable directive, often referred to as CE marking. This includes testing to ensure compliance with harmonized European Norm (EN) standards for both product safety and EMC requirements. Other significant types of regulations not described in this annual report also may apply, depending upon the relevant product and country of destination.

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

         We currently hold 28 U.S.-issued and five Canadian-issued patents and we have 10 U.S., 14 Canadian and 2 Patent Cooperation Treaty patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from April 19, 2005 to March 31, 2021.

         We consider eight of our inventions for which patents have either been granted or are pending to be material. These inventions are:

     o the optical time domain reflectometer with internal reference reflector for which a patent was granted in the United States and is pending in Canada. This invention permits the control of the optical time domain reflectometer detector gain and the determination of the loss of the initial optical connector and is used in most of our optical time domain reflectometer-based products;

     o the measurement of attenuation of optical fibers using bidirectional transmission of information via the fiber for which patents were granted in the United States and Canada. This invention forms the basis of our FOT-930 and FTB-3920 products;

     o a method and apparatus for characterizing optical power levels in three-wavelength, bi-directional Fiber-to-the-Home systems. This invention describes how the optical power can be measured at the two-downstream and one upstream wavelengths used to connect a residence or business customer, while maintaining the signal continuity necessary to keep the home-based Optical Network Terminal operating. A PCT patent application has been filed and is in process. This invention forms the basis of the two-port version of our PPM-350B PON power meter.

     o a method and apparatus to determine optical phase delay, which forms the basis of our new FTB-5800 product for the measurement of chromatic dispersion in field-installed optical fibers. A US patent has been granted, and applications have been submitted in Canada, Europe (pursuant to PCT), and China;

     o an optical spectrum analyzer using optical fibers as input and output "slits". This invention forms the basis of our FTB-5240, FTB-5240B and IQ-5250 products. A US patent has been granted and applications are in process in the United States, Canada, Europe (pursuant to PCT) and China;

     o the light cure system with closed loop control and work piece recording which is at the heart of the spot-curing systems manufactured by EXFO Photonic Solutions for which patents were granted in the United States and Canada;

     o Intelli-lamp(TM) patents used in the spot curing and fluorescence microscopy illumination systems optimize lamp performance in EXFO Photonic Solutions systems. Two patents have been granted in the US, and applications are pending in Canada and Germany.

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

C.       ORGANIZATIONAL STRUCTURE

         As of December 15, 2004, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.


[GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

                                           --------------------
                                           EXFO Electro-Optical
                                             Engineering Inc.
                                               18/09/1985
                                                (Canada)
                                               Operating
                                           --------------------
                                                    |
                                                    |
                                                    |
               100%             100%            100%           85%        100%              100%              100%              100%
--- ---------------   -------------   --------------  ------------  ----------  ----------------  ----------------  ----------------
|   EXFO UK Limited   EXFO Photonic   GEXFO           GAP Optique   EXFO Asia   Nortech Fibronic  EXFO Protocol     Burleigh
|   (United Kingdom)  Solutions Inc.  Distribution    SA            Pacific     Inc.              Inc.(formerly)    Instruments GmbH
|     Dissolved       (formerly Efos  Internationale  17/05/1994    PTE Ltd.    14/08/1991        Avantas Networks  (Germany)
|    25/11/2003       Inc.)           Inc.            (Switzerland) 18/01/2001  (Canada)          Corporation)      Non-operating
|                     20/02/1984      17/12/1992      Operating     (Singapore)  Non-operating    02/11/2001
|                     (Ontario)       (Quebec)                      Operating                     (Canada)
|                     Operating        Holding                                                    Dissolved
|                                                                                                 12/09/2003
|                                          |                                           |
|                     --------------------------------------------                -------------
|                                   100%         100%         100%                         100%
|                     ------------------  -----------   ----------                -------------
|                     EXFO Spain Holding  EXFO Europe   EXFO USA                  [Nortech
|                     S.L. 08/02/1994     SARL          Inc.                      Fibronic Inc.
|                     (Spain)             08/02/1994    07/12/2000                (Texas)
|                     Holding             (Franc)       (Delaware)                Dissolved
|                                         Operating      Holding                   07/09/2001]
|                         |                                |
|              -------------------     -------------------------------------------
|                             100%             100%         100%              100%
|              -------------------     ------------    ---------     -------------
|              EXFO International      EXFO America    EXFO          EXFO Gnubi
|              Services Management     Inc.            Burleigh      Products
|              LLC                     15/12/1992      Products      Group Inc.
|              22/11/2000              (Delaware)      Group Inc.    04/09/2002
|              (Hungary)-Operating     Operating       25/08/1972    (Delaware)
|                                                      (New York)    Non-Operating
|                                                      Operating
|                                                  /                \
|                                     -------------------------------------------
|                                             71.5%                          100%
|                                     -------------                 -------------
|                                     [Burleigh                     Burleigh
|                             28.5%   Instruments                   Automation
------------------------------------  (UK) Ltd.                     Inc.
                                      (United                       (Delaware)
                                      Kingdom)                      Non-operating
                                      Dissolved
                                      12/11/2002]

D.       PROPERTY, PLANT AND EQUIPMENT

         Our main offices and facilities are located in Quebec City, Canada where we now occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Canada (formerly EXFO Protocol) and in Toronto, Canada (EXFO Photonic). EXFO Burleigh's facilities are located in Victor, in the state of New York and are presently for sale.

         In addition, we maintain sales offices in China, France, Germany, Great Britain, Japan, Singapore, Mexico and the United States.

         In September 2002, we obtained ownership of one of the buildings housing production facilities in Quebec City that was previously leased from a company controlled by EXFO's president and chief executive officer. In September 2003, due to down-sizing efforts, we were able to move all of our Quebec City activities into two buildings, rather than three. Though we no longer occupy the facilities at 465 Godin Avenue in Vanier, we remain bounded by the lease until November 30, 2006. However, on September 1, 2004, we were released from our obligations under the lease with a final payment of $194,000 (CA$250,000).

         The following table sets forth information with respect to the main facilities that we occupy as of December 31, 2004.

 LOCATION                      USE OF SPACE                            SQUARE FOOTAGE   TYPE OF INTEREST
 --------                      ------------                            --------------   ----------------
436 Nolin Street            Manufacturing                                   44,164           Owned
Vanier (Quebec)

400 Godin Avenue            Research and Development, Manufacturing,       128,800           Owned
Vanier (Quebec)             Executive and Administrative

2260 Argentia Road          Partially occupied for Research and             25,328 (1)      Leased
Mississauga (Ontario)       Development, Manufacturing and
                            Administrative

2650 Marie-Curie            Research and Development, Manufacturing         26,000          Leased
St-Laurent (Quebec)         and Administrative

7647 Main Street Fishers    Partially occupied, for Research and             5,100 (2)       Owned
Victor (New York)           Development, Services, Administrative
                            and Sales.

1) 10,672 square feet have been subleased to a third party. The total square footage leased is 36,000.

2) 34,900 square feet is unoccupied. The total square footage owned is 40,000 which is presently for sale.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2002, 2003 and 2004, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated September 30, 2004.

INDUSTRY OVERVIEW

Following three years of reductions in capital expenditures (CAPEX) among network service providers (NSPs), some measure of stability returned to the marketplace in 2004. Telecom carriers and cable multiple-system operators
(MSOs), which fall under the NSP designation, resumed investing in their networks to ultimately gain stronger access to the consumer's pocketbook with their triple-play offering of video, data and voice services. Investments in IP networking were particularly prevalent among these groups, as this will allow them to provide more cost-effective delivery of voice services (i.e., VoIP). Telecom carriers also invested in network architectures like fiber-to-the-premises (FTTP) in order to extend their available bandwidth to the home, which will enable them to offer video services as well. These investments, however, were offset by CAPEX reductions in other areas of the network to produce relatively flat spending patterns year-over-year.

This relative stability in CAPEX spending was witnessed in multiple segments of the global telecommunications supply chain. System manufacturers benefited from NSP orders for next-generation, converged IP networks and fiber deployments in access areas. Component vendors, who had been hardest hit by the downturn, began seeing incremental demand for optical components that support IP-based systems. Some test and measurement equipment vendors, whose products enable customers to reduce CAPEX and operating expenses (OPEX), attracted the attention of NSPs, system vendors and component manufacturers, especially ones offering test solutions for VoIP and/or FTTP applications.

COMPANY OVERVIEW

EXFO is a recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers a complete range of dedicated and integrated test solutions to NSPs, system vendors and component manufacturers in approximately 70 countries. One of our strongest competitive advantages is our modular platform design, based on a PC/Windows-centric architecture to offer a series of test solutions that maximize technology reuse across multiple market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics and optoelectronics.

EXFO was founded in Quebec City, Canada in 1985. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities.

In the last three years, we have enhanced our competitive position through the acquisition of two protocol test businesses in order to extend our product offering and address our customers' requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol testing and optical-network-performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of GNUBI COMMUNICATIONS, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal in fiscal 2004, enabled us to double our addressable market, as we expanded from optical testing into protocol testing applications, and to offer a more complete test solution to customers.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business.

At the beginning of fiscal 2004, we reorganized our business under two divisions: the Telecom Division and the Photonics and Life Sciences Division. Our objectives behind this new structure were to simplify our business model, adopt a market approach rather than a product approach and increase accountability throughout the organization. Our Telecom Division, which consists of the former Portable and Monitoring and telecom-related Industrial and Scientific product lines, is focused on NSPs, telecommunication system manufacturers and optical component vendors on a global basis. Our Photonics and Life Sciences Division, which includes previous non-telecom Industrial and Scientific product lines, mainly leverages developed and acquired core telecom technologies for diverse high-precision assembly and life sciences markets.

Following this reorganization, our two divisions now have respective sales, marketing, manufacturing, research and development as well as management teams and are, therefore, presented as two corresponding reportable segments in the financial statements. We have disclosed segmented information about each of these segments in our consolidated financial statements for fiscal 2004. However, we did not provide comparative information for previous periods about each reportable segment (except for sales and long-lived assets) because this information is not available and it is impracticable to determine. Please refer to note 18 to our consolidated financial statements for detailed segment information.

Until August 31, 2003, the company was organized under one reportable segment; that is, the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

In fiscal 2004, we launched 20 new products, including several aimed at establishing leadership in the emerging FTTP market and others dedicated to expanding our life sciences product portfolio. We also strengthened our competitive position in protocol testing through the introduction of a next-generation Fibre Channel test set for security-intensive applications and, subsequent to the year-end, we released a next-generation SONET/SDH analyzer for data-centric IP networks as well as a Gigabit Ethernet test solution with VoIP test capabilities.

In February 2004, we closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of $29.2 million (Cdn$38.4 million). EXFO closed the fiscal year with cash and short-term investments amounting to $89.1 million.

In May 2004, we successfully renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada.

In the third quarter of fiscal 2004, we performed our annual impairment test for goodwill and reviewed the carrying value of certain acquired intangible assets for impairment. Based on our impairment tests, we concluded that goodwill and these intangible assets were not impaired.

Near the end of the fiscal year, we reached the decision to consolidate operations of our Photonics and Life Sciences Division in order to improve its market focus and efficiency. Consequently, we have begun transferring EXFO Burleigh's operations mostly to Toronto. To fully implement this consolidation, we expect to incur restructuring and other charges of $2.7 million, of which $1.7 million was already recorded in the fourth quarter of fiscal 2004; the remainder will be recorded in 2005. We estimate that we will derive $1.5 million in annual savings from these streamlined operations.

Finally, in August 2004, we reviewed the carrying value of one of our buildings that has been put up for sale and we concluded that the building was impaired. We recorded an impairment charge of $620,000. This building reports to the Telecom Division.

SALES

We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and, indirectly, through distribution channels. As mentioned above, our customers are comprised of NSPs, manufacturers of communication systems and optical components, as well as research and development laboratories. We have a diversified customer base, both in terms of industry sector and geographical area, which provides us with reasonable protection against concentration of credit risk.

COST OF SALES

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete and scrapped materials are also included in cost of sales. However, cost of sales is exclusive of amortization, which is shown separately in the statement of earnings.

OPERATING EXPENSES

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel (net of government grants), sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development activities carried out in Canada. All related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses. Tax credit write-offs are also included in net research and development expenses.

Operating charges related to our restructuring plans have been recorded as a separate component of operating expenses. These charges consist primarily of severance expenses, costs to exit leased facilities as well as write-offs of long-lived assets.

OUR STRATEGY

STRATEGIC OBJECTIVES FOR FISCAL 2004

In our fiscal 2003 Annual Report, we had established four strategic objectives for fiscal 2004. We planned to increase sales through market-share gains; maximize profitability and growth on a long-term basis by focusing on gross margin improvements; innovate our way out of the downturn by successfully bringing to market differentiated products that allow us to seize targeted market opportunities; and maintain a sound financial position both as a strategic and defensive asset. We had also established key performance indicators as measures to assess the realization of our objectives. The following table summarizes these objectives and key performance indicators as well as the results achieved in fiscal 2004:

---------------------------------------------------------------------------------------------------------------------
STRATEGIC OBJECTIVES                KEY PERFORMANCE INDICATORS       ACTUAL RESULTS                    GOAL ACHIEVED
---------------------------------------------------------------------------------------------------------------------
Increase sales through              10% sales growth                 20.5% sales growth                      v
market-share gains                  year-over-year                   year-over-year
---------------------------------------------------------------------------------------------------------------------

Maximize profitability and growth   50% gross margin                 53.7% gross margin                      v
on a long-term basis
---------------------------------------------------------------------------------------------------------------------

Innovate our way out of the         45% of our sales from new        31.7% of our sales from                 x
downturn                            products (on the market for two  new products
                                    years or less)
---------------------------------------------------------------------------------------------------------------------

Maintain a sound                    Positive cash flows from         Cash flows from operating               v
financial position                  operating activities for at      activities at $751,000 for
                                    least one quarter                fiscal 2004
---------------------------------------------------------------------------------------------------------------------

INCREASE SALES THROUGH MARKET-SHARE GAINS

We posted our second-best sales performance in history, growing sales 20.5% to $74.6 million in fiscal 2004, compared to our KPI of 10%. Considering that the marketplace remained relatively flat in 2004, we believe this means that we gained market share overall. For fiscal 2004, our Telecom Division and Photonics and Life Sciences Division reported sales increases of 20.8% and 19.5%, respectively.

MAXIMIZE PROFITABILITY AND GROWTH ON A LONG-TERM BASIS

We sought to maximize profitability with a focus on raising our gross margin above 50%. In fact, for fiscal 2004, we achieved a gross margin of 53.7%. We surpassed our objective mainly due to our increased sales volume and because we paid close attention to our supply chain. We focused our R&D not only on being first to market, but also on achieving the lowest possible cost of goods required to meet the highest performance criteria. In addition, we streamlined manufacturing operations into fewer sites, while continuing to deliver superior value to customers.

INNOVATE OUR WAY OUT OF THE DOWNTURN

Ever since we founded EXFO in 1985, innovation strategies have focused on being first to market with unique solutions that anticipate and better address customer requirements. Our market-driven approach can be demonstrated through a long history of industry firsts. This focus on delivering a unique value proposition to the marketplace is of strategic importance to improve our gross margin. As a KPI for this strategic objective, we anticipated that sales of new products (on the market two years or less) would reach 45% of global sales for fiscal 2004. However, in fiscal 2004, new products represented 31.7% of total sales mainly because key customers in our space were more conservative than expected, as they were more active planning their future strategies than deploying them.

We believe that the 20 new products and key innovations brought to market in the last 12 months are well targeted for market opportunities and we expect that our percentage of sales from new products is going to increase in the quarters and year to come. Incidentally, for the fourth quarter of 2004, this innovation rate was at 38%.

MAINTAIN A SOUND FINANCIAL POSITION

In fiscal 2004, cash flows provided by operating activities were positive at $751,000, enabling us to meet our KPI of attaining positive cash flows from operations in at least one quarter in the fiscal year. In fact, cash flows from operating activities were positive for the last three quarters of 2004. We believe that our solid balance sheet (including cash on hand and short-term investments amounting to $89.1 million and minimal debt) is not only reassuring to customers but, more importantly, will help ensure our long-term development and allow for possible acquisitions.

STRATEGIC OBJECTIVES FOR FISCAL 2005

For fiscal 2005, we believe general market conditions will be relatively similar to fiscal 2004 as CAPEX spending is expected to remain fairly tight for wireline operators overall. However, we expect that wireline operators will spend within certain growth vectors (namely IP networking and FTTP deployments), for which we have already begun positioning ourselves.

As you might expect, our strategic directions, and therefore our KPIs, for fiscal 2005 will not be radically different from those of fiscal 2004. Since we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth is at the heart of our actions.

We intend to maintain our long-term focus on profitable growth by increasing sales through further market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

INCREASE SALES THROUGH MARKET-SHARE GAINS

In fiscal 2005, we plan to focus on continued market-share gains to achieve growth, assuming the stability or slight growth of our addressable telecommunications market. We expect the CAPEX environment to be relatively stable with a few clear shifts made by carriers towards their key strategic initiatives. In fiscal 2004, we believe that our 20.5% sales growth in a stable market indicated that we gained market share. For fiscal 2005, we intend once again to grow sales faster than the market by leveraging our sustained R&D investments in areas such as next-generation Internet protocol (IP) and fiber-to-the-premises (FTTP) testing, by intensifying our sales and marketing efforts, both domestic and international, and by strengthening and expanding our business relationships with major accounts.

MAXIMIZE PROFITABILITY

Returning to profitability remains a top priority at EXFO. We anticipate that our expected sales growth combined with a series of internal initiatives will bring us to profitability on a pro-forma basis in fiscal 2005. At EXFO, pro forma net earnings represent GAAP net earnings excluding stock-based compensation costs, amortization of intangible assets, restructuring charges and other unusual items. Recent consolidation efforts of our protocol activities in Montreal and our life sciences operations in Toronto are expected to bear fruit in fiscal 2005. We also applied strategies to maximize supply chain efficiency, overall execution, and R&D (focusing on cost of goods, rather than strictly on being first to market).

FOCUS ON INNOVATION

In fiscal 2005, we expect that innovation will continue to be a key driver for us. Although we fell short of this strategic objective for fiscal 2004, we beleive that our commitment to innovation will pay off in the long term and support our growth and profitability targets. We have maintained a significant level of R&D investment since the telecom peak in 2001 and brought 20 new products to the marketplace in fiscal 2004--several of which were released in the second half of the fiscal year and have therefore not yet reached their market potential. For fiscal 2005, we intend to invest a similar amount in R&D compared to fiscal 2004. We believe these initiatives will enable our new products to continue gaining traction with customers and lead to further market-share gains in the coming years.

KEY PERFORMANCE INDICATORS

As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2005. They are summarized as follows:

--------------------------------------------------------------------------------
STRATEGIC OBJECTIVES                          KEY PERFORMANCE INDICATORS
--------------------------------------------------------------------------------

Increase sales through market-share gains     20% sales growth year-over-year,
                                              assuming a stable
                                              telecommunications market
--------------------------------------------------------------------------------

Maximize profitability                        Profitability on a pro-forma basis
--------------------------------------------------------------------------------

Focus on innovation                           45% of sales from new products
                                              (on the market two years or less)
--------------------------------------------------------------------------------

CAPABILITY TO DELIVER RESULTS

At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, warranty obligations, restructuring charges as well as contingencies and other obligations. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

REVENUE RECOGNITION. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided within one year of delivery; the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

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

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

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

RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a large part of our tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made. We review the recoverability of such tax credits on a quarterly basis.

IMPAIRMENT OF LONG-LIVED-ASSETS AND GOODWILL. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. The fair value of a reporting unit is determined based on a combination of discounted future cash flows and a market approach. The amount of impairment loss, if any, is the excess of the carrying value of goodwill over its fair value.

We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value. We assess fair value of intangible assets based on discounted future cash flows.

FUTURE INCOME TAXES. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of certain future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. As at August 31, 2004, we had established a full valuation allowance against our future income tax assets. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not.

During fiscal 2004, we also adopted the following new Canadian Institute of Chartered Accountants (CICA) handbook section and guideline:

o        Section 3870, "Stock-Based Compensation and Other Stock-Based Payments"
o        Accounting Guideline 13, "Hedging Relationship"

On September 1, 2004, we adopted new CICA handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation". The adoption of these new standards had no significant impact on our financial statements.

Please refer to note 2 to our consolidated financial statements included elsewhere in this Annual Report for further information about these new standards and their impact on our financial statements.

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

CONSOLIDATED STATEMENTS OF EARNINGS
DATA:                                         2004          2003          2002        2004          2003         2002
-----------------------------------------------------------------------------------------------------------------------
Sales.............................       $  74,630     $  61,930     $  68,330        100.0%       100.0%       100.0%
Cost of sales (1).................          34,556        36,197        52,366         46.3         58.4         76.6
-----------------------------------------------------------------------------------------------------------------------
Gross margin .....................          40,074        25,733        15,964         53.7         41.6         23.4
-----------------------------------------------------------------------------------------------------------------------
Operating expenses
  Selling and administrative......          25,890        26,991        33,881         34.7         43.6         49.6
  Net research and development ...          12,390        15,879        12,782         16.6         25.6         18.7
  Amortization of property, plant
     and equipment (2)............           4,935         5,210         5,096          6.6          8.4          7.4
  Amortization of intangible
     assets (2)...................           5,080         5,676        12,451          6.8          9.2         18.3
  Impairment of long-lived assets
     and goodwill.................             620         7,427        23,657          0.8         12.0         34.6
  Restructuring and other charges.           1,729         4,134         2,880          2.3          6.7          4.2
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses..........          50,644        65,317        90,747         67.8        105.5        132.8
-----------------------------------------------------------------------------------------------------------------------
Loss from operations..............         (10,570)      (39,584)      (74,783)       (14.1)       (63.9)      (109.4)
Interest and other income.........           1,438         1,245         1,456          1.9          2.0          2.1
Foreign exchange loss.............            (278)       (1,552)         (458)        (0.4)        (2.5)        (0.7)
-----------------------------------------------------------------------------------------------------------------------
Loss before income taxes and
  amortization and write-down of
  goodwill........................          (9,410)      (39,891)      (73,785)       (12.6)       (64.4)      (108.0)
Income taxes......................            (986)       15,059       (25,451)        (1.3)        24.3        (37.3)
-----------------------------------------------------------------------------------------------------------------------
Loss before amortization and
  write-down of goodwill..........          (8,424)      (54,950)      (48,334)       (11.3)       (88.7)       (70.7)
Amortization of goodwill..........              --            --        38,021           --           --         55.7
Write-down of goodwill............              --            --       222,169           --           --        325.1
-----------------------------------------------------------------------------------------------------------------------
Net loss for the year.............       $  (8,424)    $ (54,950)    $(308,524)       (11.3)%      (88.7)%     (451.5)%
=======================================================================================================================
Basic and diluted net loss per share     $   (0.13)    $   (0.87)    $   (5.09)

Segment information (3)
  Sales:
   Telecom Division                      $  58,882     $  48,753     $  54,452         78.9%        78.7%        79.7%
   Photonics and Life Sciences Division     15,748        13,177        13,878         21.1%        21.3%        20.3%
-----------------------------------------------------------------------------------------------------------------------
                                         $  74,630     $  61,930     $  68,330        100.0%       100.0%       100.0%
=======================================================================================================================
 Operating loss:
   Telecom Division                      $  (5,557)    $      --     $      --         (7.4)%         --%          --%
   Photonics and Life Sciences Division     (5,013)           --            --         (6.7)          --           --
-----------------------------------------------------------------------------------------------------------------------
                                         $ (10,570)    $      --     $      --        (14.1)%         --%          --%
=======================================================================================================================
Research and development data:
  Gross research and development..       $  15,668     $  17,133     $  17,005         21.0%        27.7%        24.9%
  Net research and development....       $  12,390     $  15,879     $  12,782         16.6%        25.6%        18.7%
OTHER  STATEMENTS OF EARNINGS DATA
(UNAUDITED):(4)
  Pro forma net loss..............       $  (1,952)    $ (10,879)    $ (10,702)        (2.6)%      (17.6)%      (15.7)%
  Basic and diluted pro forma net
     loss per share...............       $   (0.03)    $   (0.17)    $   (0.18)

CONSOLIDATED BALANCE SHEETS DATA:

Total assets                             $ 172,791     $ 146,254     $ 177,926
=======================================================================================================================

(1) Including inventory write-offs of nil, $4,121 and $18,463 for the years ended August 31, 2004, 2003 and 2002, respectively, and an unusual gain of $473 for the year ended August 31, 2003. Excluding inventory write-offs and the unusual gain, gross margin would have reached 47.4% for the year ended August 31, 2003. Excluding inventory write-offs, gross margin would have reached 50.4% for the year ended August 31, 2002. This latter information is unaudited and is a non-GAAP measure. The cost of sales is exclusive of amortization, shown separately.

(2) Certain comparative figures were reclassified to conform to the current-year presentation.

(3) Comparative information for the loss from operations is not available and is impracticable to determine.

(4) Net loss excluding stock-based compensation costs, amortization and write-down of goodwill, unusual tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization of intangible assets, impairment of long-lived assets, restructuring and other charges, inventory and tax credit write-offs and unusual grants recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 61 of this Annual Report for a detailed quantitative reconciliation.

SALES

FISCAL 2004 VS. 2003

In fiscal 2004, our global sales increased 20.5% to $74.6 million from $61.9 million in 2003, with a 79%-21% split in favor of our Telecom Division.

TELECOM DIVISION
In fiscal 2004, sales of our Telecom Division increased 20.8% to $58.9 million from $48.8 million in 2003. In 2004, despite a relatively stable carrier spending environment, compared to the previous year, we continued to gain market share, which helped us increase our sales year-over-year. We believe these market-share gains are mainly attributable to our optical field-testing products, which represent our traditional core business, since sales of our protocol-layer test solutions represented just over 10% of our Telecom sales in fiscal 2004. In addition, we benefited from a slight recovery in the telecom system and optical manufacturing markets. Finally, revenues from FTTP test solutions were higher than expected, especially with a tier-one customer, which contributed to our sales increase.

The current protocol-layer test market proves to be highly competitive as it prepares for deployment of next-generation SONET/SDH and new IP-intensive architectures. We remain confident that the solid product portfolio we are building for this crucial end-market will lead to long-term growth for EXFO.

Over the last few months, we have also been offering new and enhanced extended-warranty programs, which have significantly increased extended-warranty sales. Revenues from these sales are deferred and recognized over the warranty period, causing our deferred revenue to increase year-over-year.

PHOTONICS AND LIFE SCIENCES DIVISION
In fiscal 2004, sales of our Photonics and Life Sciences Division increased 19.5% to $15.7 million from $13.2 million in 2003. The increase in sales is due to the greater demand for our high-tech industrial manufacturing solutions.

Overall, for the two divisions, net accepted orders increased 34.6% to $75.0 million in fiscal 2004 from $55.7 million in 2003. Our net book-to-bill ratio rose to 1.00 in fiscal 2004, from 0.90 in 2003.

For the upcoming quarters, we expect the sales split between the two divisions to remain in the same range as for fiscal 2004.

FISCAL 2003 VS. 2002

In fiscal 2003, our global sales decreased 9.4% to $61.9 million from $68.3 million in 2002, with a 79%-21% split in favor of our Telecom Division.

TELECOM DIVISION
In fiscal 2003, sales of our Telecom Division decreased 10.5% to $48.8 million from $54.5 million in 2002. Most of the decrease is attributable to the collapsed market for optical components and the resulting gray market. Also, increased pricing pressure by vendors and the continued slowdown in the global telecommunications industry affected our sales. However, despite depressed spending levels in the telecommunications industry, our sales of field-testing products increased 3%, compared to 2002, mainly because of heightened traction in the protocol-layer testing sector.

PHOTONICS AND LIFE SCIENCES DIVISION
In fiscal 2003, sales of our Photonics and Life Sciences Division decreased 5.1% to $13.2 million from $13.9 million in 2002. The markets addressed by this division were relatively stable, thus explaining the relative stability in this division's sales year-over-year.

GEOGRAPHIC DISTRIBUTION

During fiscal 2004 and 2003, sales to the Americas, Europe-Middle East-Africa
(EMEA) and Asia-Pacific (APAC) accounted for 66%, 18% and 16% of global sales, respectively. During 2002, sales to the Americas, EMEA and APAC accounted for 61%, 20% and 19% of global sales, respectively.

The geographic distribution of our sales remained unchanged as a percentage of sales in fiscal 2004, compared to 2003, since all geographic areas had the same growth level.

In fiscal 2003, sales to the Americas stayed relatively stable in dollars compared to 2002, while sales to the EMEA and APAC markets decreased year-over-year. The EMEA market was the most affected by the downturn in the telecommunications industry, which caused our sales to this market to decrease year-over-year. In addition, most of our sales to the APAC market are made through tenders, which may vary in number and significance from period to period. Finally, the SARS outbreak also affected our sales to this market to some extent.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. During fiscal 2004, we had only one customer that accounted for more than 10% of sales, representing 13.8% of sales ($10.3 million). During that same year, our top three customers accounted for 20.8% of our sales. During 2003, no customer accounted for more than 10% of our sales. In fiscal 2002, we had one customer that accounted for more than 10% of sales, with 10.2% ($7.0 million).

GROSS MARGIN

Gross margin amounted to 53.7%, 41.6% and 23.4% of sales for fiscal 2004, 2003 and 2002, respectively.

FISCAL 2004 VS. 2003

In fiscal 2003, we recorded write-offs for excess and obsolete inventories of $4.1 million and an unusual gain of $473,000 related to a grant recovery. Excluding these special items, gross margin would have reached 47.4% of sales for that year.

The increase in our gross margin in fiscal 2004, compared to 2003, can be explained by several factors. First, the rise in sales (20.5% year-over-year) undoubtedly helped increase our gross margin. Increased manufacturing activities allowed us to better absorb our fixed manufacturing costs. In addition, our cost-reduction measures, the consolidation of manufacturing sites and our enhanced efficiency further contributed to the increase in gross margin. However, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars.

FISCAL 2003 VS. 2002

In fiscal 2002, we also recorded write-offs for excess and obsolete inventories of $18.5 million. Excluding these special charges, our gross margin would have reached 50.4% of sales. The decrease in our gross margin in fiscal 2003, compared to 2002, on an adjusted basis, is attributable to several factors. First, the market condition and competitive landscape inevitably led to increased pricing pressure. This, combined with a lower sales level in fiscal 2003, prevented a better absorption of our fixed manufacturing costs, which ultimately caused margin erosion. In addition, shift in product mix in favor of our field-testing products caused our gross margin to decrease, as these products tend to have lower margins than our modular and benchtop products. However, the decrease in our gross margin was offset in part by our increased efficiency and restructuring efforts in 2002 and 2003.

OUTLOOK FOR FISCAL 2005

Considering the current state of the telecommunications industry, our recent cost-cutting measures, our tight control on operating costs as well as our expected sales growth, we believe that our gross margin will improve in fiscal 2005. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, the expected increased strength of the Canadian dollar should have, to some extent, a negative impact on our gross margin in 2005.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $25.9 million, $27.0 million and $33.9 million for fiscal 2004, 2003 and 2002, respectively. As a percentage of sales, selling and administrative expenses amounted to 34.7%, 43.6% and 49.6% for fiscal 2004, 2003 and 2002, respectively.

FISCAL 2004 VS. 2003

In fiscal 2004, thanks to our restructuring actions and tight cost-control measures, we were able to reduce our selling and administrative expenses by 4% year-over-year, while our sales increased 20.5% in that same period. However, several factors prevented us from further reducing these expenses year-over-year. A higher sales volume in fiscal 2004, compared to 2003, caused our commission and marketing expenses to increase. In addition, since September 1, 2003, we account for non-cash stock-based compensation costs related to awards granted to our employees, which caused our selling and administrative expenses to increase $265,000 year-over-year. Furthermore, in fiscal 2003, we recorded an unusual gain of $239,000 related to a grant recovery. Finally, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as some of these are incurred in Canadian dollars.

FISCAL 2003 VS. 2002

In fiscal 2003, as a result of our restructuring plans implemented in 2002 and 2003, we were able to significantly reduce our selling and administrative expenses year-over-year (20%). Also, the decrease in sales in fiscal 2003 resulted in lower commission and marketing expenses during that year. Finally, in 2003, as mentioned above, we recorded an unusual gain of $239,000 related to a grant recovery. However, this significant decrease in our selling and administrative expenses was offset in part by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi in November 2001 and October 2002, respectively. Also, the increased strength of the Canadian dollar, compared to the US dollar, in fiscal 2003, prevented us from further reducing our selling and administrative expenses, as some of these are incurred in Canadian dollars.

OUTLOOK FOR FISCAL 2005

For fiscal 2005, we expect our selling and administrative expenses to increase in dollars and be relatively stable as a percentage of sales. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, the expected increased strength of the Canadian dollar should also cause our selling and administrative expenses to increase, as some of these are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses totaled $15.7 million, $17.1 million, $17.0 million for fiscal 2004, 2003 and 2002, respectively. As a percentage of sales, gross research and development expenses amounted to 21.0%, 27.7% and 24.9% for fiscal 2004, 2003 and 2002, respectively.

FISCAL 2004 VS. 2003

The decrease in our gross research and development expenses in fiscal 2004, compared to 2003, both in dollars and as percentage of sales can be explained by several factors. First, our restructuring actions, the consolidation of our protocol operations in Montreal, as well as tight cost-control measures, contributed to the reduction of our gross research and development expenses year-over-year. In addition, we refocused our research and development activities in our Photonics and Life Sciences Division. Finally, mix and timing of our research and development projects, especially in our Telecom Division, caused our gross research and development expenses to decrease year-over-year. On the other hand, a stronger Canadian dollar, compared to the US dollar year-over-year, increased our gross research and development expenses, as most of these are incurred in Canadian dollars.

Although we reduced our gross research and development expenses year-over-year, we still invested significantly in R&D activities in fiscal 2004, mainly in our Telecom Division for IP-based convergence and FTTP deployments. We firmly believe that innovation and new product introductions are the key to gaining market share in the current economic environment and to ensuring the long-term growth and profitability of the company. As mentioned above, in fiscal 2004, we launched 20 new products, including several aimed at establishing leadership in the emerging FTTP market and others dedicated to expanding our life sciences product portfolio.

FISCAL 2003 VS. 2002

In fiscal 2003, our dollar-amount gross research and development expenses remained flat compared to 2002. The savings related to our restructuring actions were fully offset by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi, which carried out a significant level of research and development activities, and by the strength of the Canadian dollar, compared to the US dollar, since a large portion of our R&D expenses are incurred in Canadian dollars. The percentage increase in fiscal 2003, compared to 2002, can be explained by the fact that despite challenging market conditions, we continued investing heavily in research and development, especially in the protocol-layer sector. In fact, in 2003, we launched 15 new products, most of which were telecom-related solutions.

Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $3.3 million, $3.6 million and $4.2 million for fiscal 2004, 2003 and 2002, respectively. The decrease in our tax credits and government grants in fiscal 2004, compared to 2003, is mainly related to the decrease in our eligible gross research and development expenses incurred in Canada, since we were entitled to similar tax credits year-over-year. The decrease in tax credits and grants in fiscal 2003, compared to 2002, is due to several reasons. First, our government grant programs came to an end. Second, the acquisition of U.S.-based EXFO Gnubi, early in 2003, led to a larger portion of our R&D activities being conducted in the U.S., where such activities are not eligible for tax credits. Finally, we did not record Canadian federal tax credits for EXFO Protocol in the fourth quarter of 2003 because it was more likely than not that those credits would be recovered in the medium term.

Also, in fiscal 2003, we wrote off $2.3 million of Canadian federal tax credits because it was more likely than not that these credits would not be recoverable. These tax credits can be carried forward against future years' taxable income over the next nine years.

OUTLOOK FOR FISCAL 2005

During fiscal 2005, we expect to continue investing significantly in research and development activities, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past few years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $5.1 million, $5.7 million and $12.5 million for fiscal 2004, 2003 and 2002, respectively. The decrease in amortization expenses in fiscal 2004, compared to 2003, is the result of the $2.9 million impairment charge recorded in the third quarter of fiscal 2003. The decrease in amortization expenses in fiscal 2003, compared to 2002, is the result of the impairment charge recorded in 2003, as discussed above, and the significant impairment charge of $23.7 million recorded in 2002. Also, acquired in-process R&D was fully amortized at the end of 2002, which reduced amortization expenses in 2003.

OUTLOOK FOR FISCAL 2005

For fiscal 2005, we expect the amortization of intangible assets to approximate $1.1 million per quarter, assuming no acquisitions are made during that time.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

FISCAL 2002

In May 2002, as part of our review of financial results, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh Products Group Inc. (EXFO Burleigh), EXFO Photonic Solutions Inc. (EXFO Photonic Solutions) and EXFO Protocol Inc. (EXFO Protocol). The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries and the decline in technology valuations. The growth prospects for our subsidiaries were significantly lower than previously expected and less than those of historical periods. In addition, the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired core technology. Of the total impairment charge of $245.8 million, $125.0 million was related to EXFO Burleigh for goodwill and acquired core technology, $71.5 million was related to EXFO Photonic Solutions for goodwill and acquired core technology and $49.3 million was related to EXFO Protocol for goodwill.

The impairment charge was calculated based upon the then-existing accounting rules and represented the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level, since we had distinct cash flows for each of them and because they were not fully integrated into our activities. The cash flow periods used ranged from three to five years and the annual growth rates ranged between 15% and 30%.

FISCAL 2003

In May 2003, we performed our annual impairment test of goodwill for all our reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting our subsidiaries' industries, we reviewed the carrying value of intangible assets related to these reporting units, consisting primarily of acquired core technology.

As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions were impaired and we recorded an impairment charge of $4.5 million to write down goodwill and a pre-tax impairment charge of $2.9 million to write down acquired core technology. Of the total impairment charge of $7.4 million, $6.9 million was related to EXFO Burleigh for goodwill and acquired core technology and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

The write-down of goodwill and acquired core technology of EXFO Burleigh was required, considering that we exited the optical component manufacturing automation business, whose revenue potential represented a long-term prospect. The write-down of acquired core technology from EXFO Photonic Solutions was required because revenue potential related to this long-lived asset was less than expected in the short and medium term due to the state of the market at the time.

However, no impairment of goodwill and intangible assets was required for EXFO Protocol since we believed that revenue potential from the protocol-layer testing market would remain strong in the short and medium term.

For the purposes of estimating fair values, we used a combination of discounted future cash flows and a market approach (sales multiples). The discounted future cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20%, and an annual growth rate ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3. The assumptions used reflected our best estimates.

FISCAL 2004

In May 2004, we performed our annual impairment test and concluded that goodwill was not impaired. Goodwill will be reviewed for impairment in May 2005, or prior to that date if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value.

Also, at the end of fiscal 2004, we reviewed the carrying value of one of our buildings that was put up for sale and we concluded that the building was impaired. We recorded an impairment charge of $620,000, representing the excess of the carrying value of the building over its expected selling price. The building did not meet the criteria of CICA handbook section 3475, `'Disposal of Long-Lived Assets and Discontinued Operations", because it was not available for sale in its existing condition. Consequently, it was not shown as a long-lived asset held for sale in the balance sheet as at August 31, 2004. The decision to sell this building was made in order to consolidate our Quebec City manufacturing operations in a single location, which will allow us to increase efficiency and reduce costs. This building reports to our Telecom Division.

After the end of fiscal 2004, we received a formal offer to buy this building; the offer is conditional upon the usual building inspections. The sale price proposed in the offer represents the fair value used by management to determine the decrease in the value of the building as at August 31, 2004.

RESTRUCTURING AND OTHER CHARGES

FISCAL 2002

In fiscal 2002, we implemented restructuring plans to reduce our costs. Under these plans, we recorded charges of $2.9 million, including $2.0 million in severance expenses for the 350 employees who were terminated throughout the company and $868,000 for impaired long-lived assets.

FISCAL 2003

In fiscal 2003, we implemented an additional restructuring plan to realign our cost structure to market conditions. Under that plan, we recorded additional charges of $4.1 million, including $2.8 million in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities located around the world. Our estimation of the fair value of such future payments took into account the estimated sublease rentals over the remaining terms of the exited leases.

FISCAL 2004

In fiscal 2004, the Board of Directors approved a restructuring plan to consolidate EXFO Burleigh's operations, transferring them mainly to EXFO Photonic Solutions facilities in Toronto. The consolidation process started in August 2004 and should extend through the first two quarters of fiscal 2005. We estimate that the overall costs to be incurred under this plan should amount to $2.7 million during the implementation period. From this amount, $772,000, representing severance expenses, was recorded in fiscal 2004 for the layoff of all employees of EXFO Burleigh. In addition, we recorded an impairment charge of $1.3 million, mainly for the building. We expect to incur most of the remaining $667,000 during the first two quarters of fiscal 2005 for different types of consolidation expenses such as training, recruiting and other special termination benefits.

The EXFO Burleigh building is for sale in its present condition and we expect to sell the property within the next twelve months. Consequently, as per CICA handbook section 3475, `'Disposal of Long-Lived Assets and Discontinued Operations", the building was shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment charge for the building represents our best estimate of its selling price based upon the municipal valuation. Since September 1, 2004, this building is no longer amortized.

Expenses incurred in relation with our restructuring plans have been recorded in the restructuring and other charges in the statements of earnings of the reporting years.

Our cost-reduction measures represented our best efforts to respond to the difficult market conditions of the past years and we expect that they will lead us to profitability on a pro-forma basis in fiscal 2005. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.

INTEREST AND OTHER INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $1.4 million, $1.2 million and $1.5 million for fiscal 2004, 2003 and 2002, respectively. In fiscal 2004, we recorded a one-time revenue of $265,000 for the sale of non-core technologies. Without this one-time revenue, interest and other income would have been relatively flat year-over-year.

We expect our interest income to slightly increase in fiscal 2005 as our cash position increased during 2004 following our public offering in February 2004.

FOREIGN EXCHANGE LOSS

Foreign exchange loss amounted to $278,000, $1.6 million and $458,000 for fiscal 2004, 2003 and 2002, respectively.

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. In fiscal 2004, the Canadian dollar fluctuated less than in the previous year, resulting in a smaller foreign exchange loss during that year compared to 2003. In fiscal 2003, the Canadian dollar value increased significantly through the year compared to the US dollar, resulting in a significant exchange loss during that year.

We manage our exposure to currency risk with forward exchange contracts. In addition, some of our Canadian entities' operating activities are denominated in currencies other than the Canadian dollar, which further hedges this risk.

INCOME TAXES

Our income tax recovery was $986,000 for fiscal 2004, compared to an income tax expense of $15.1 million in 2003 and an income tax recovery of $25.5 million in 2002.

The income tax recovery recorded in fiscal 2004 is mainly due to the $1.4 million unusual income tax recovery recorded during that year, offset in part by income taxes payable in some specific tax jurisdictions. The unusual tax recovery was due to the receipt, during that period, of income taxes paid in previous periods following the reception of a tax assessment.

Since the third quarter of fiscal 2003, we have been recording a full valuation allowance against our future income tax assets. In fiscal 2003, considering market conditions as well as the fact that we recorded losses for fiscal 2002 and 2003, we concluded that it was more likely than not that these assets would not be recovered and that a full valuation allowance was required. Even though the carrying periods of our future income tax assets were very long or indefinite, we recorded a full valuation allowance against our future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh. Future income tax assets written off consisted mainly in deferred tax losses, research and development expenses, share issue expenses as well as non-deductible provisions and accruals. In fiscal 2004, we also recorded a full valuation allowance on new future income tax assets created during the year. Please refer to note 15 to our consolidated financial statements included elsewhere in this Annual Report for details about our future income tax assets and valuation allowance.

The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not. Consequently, our future periods' income tax rates will be distorted compared to statutory rates.

AMORTIZATION OF GOODWILL

In conjunction with the business combinations completed over the past few years, we have recorded goodwill. The goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions was amortized over five years until August 31, 2002. This resulted in amortization expenses of $38.0 million in fiscal 2002. The acquisitions of EXFO Protocol and EXFO Gnubi have been accounted for using new accounting standards contained in CICA handbook sections 1581, `'Business Combinations" and 3062, `'Goodwill and Other Intangible Assets" and, consequently, goodwill resulting from these acquisitions was not amortized.

Since September 1, 2002, goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions is no longer amortized under new accounting standards. Consequently, we no longer have amortization expenses for goodwill.

NET LOSS AND PRO FORMA NET LOSS

Net loss amounted to $8.4 million, $55.0 million and $308.5 million in fiscal 2004, 2003 and 2002, respectively. In terms of per share amounts, we recorded a net loss of $0.13, $0.87 and $5.09 in fiscal 2004, 2003 and 2002, respectively.

Also, as a measure to assess financial performance, we use pro forma net loss and pro forma net loss per share. Pro forma net loss represents net loss excluding stock-based compensation costs, amortization and write-down of goodwill, unusual tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization of intangible assets, impairment of long-lived assets, restructuring and other charges, inventory and tax credits write-offs and unusual grants recovery.

Pro forma net loss amounted to $2.0 million, $10.9 million and $10.7 million in fiscal 2004, 2003 and 2002, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.03, $0.17 and $0.18 in fiscal 2004, 2003 and 2002, respectively.

Pro forma net loss is reconciled to net loss as follows:

Years ended August 31,                                              2004                 2003                2002
------------------------------------------------------------------------------------------------------------------
                                                              (UNAUDITED)          (unaudited)         (unaudited)
Net loss according to GAAP                                 $      (8,424)       $     (54,950)      $    (308,524)
Pro forma adjustments:
Stock-based compensation costs                                       449                   --                  --
Amortization and write-down of goodwill                               --                4,505             260,190
Amortization of intangible assets                                  5,080                5,676              12,451
Tax effect on amortization of intangible assets                       --               (2,031)             (4,296)
Impairment of long-lived assets                                      620                2,922              23,657
Tax effect on impairment of long-lived assets                         --               (1,046)             (8,161)
Restructuring  and other charges and inventory and tax
     credit write-offs                                             1,729               10,549              21,343
Tax effect on restructuring and other charges and
     inventory and tax credit write-offs                              --               (3,777)             (7,362)
Unusual tax and grants recovery                                   (1,406)              (1,357)                 --
Tax effect on unusual grants recovery                                 --                  245                  --
Future income tax assets valuation allowance                          --               28,385                  --
------------------------------------------------------------------------------------------------------------------
Pro forma net loss                                         $      (1,952)       $     (10,879)      $     (10,702)
==================================================================================================================

Basic and diluted net loss per share                       $       (0.13)       $       (0.87)      $       (5.09)
Basic and diluted pro forma net loss per share             $       (0.03)       $       (0.17)      $       (0.18)

We disclose pro forma financial data in order to provide supplemental information regarding our results of operations and to enhance our investors' overall understanding of our core financial performance and our prospects for the future. We believe that our investors benefit from seeing our results through the eyes of management in addition to seeing the GAAP information. This non-GAAP information facilitates management's comparison of current results with the company's historical results of operations and with those of our peers. This information is not in accordance with, or an alternative to, GAAP and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net loss. In addition, not all companies calculate pro forma net loss in the same manner. As a result, our pro forma net loss may not be comparable to similarly titled measures presented by other companies.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

In fiscal 2004, pursuant to a public offering in Canada, we issued 5.2 million subordinate voting shares for net proceeds of $29.2 million (Cdn$38.4 million) after deducting underwriting commissions of $1.2 million (Cdn$1.6 million). These net proceeds will be used for working capital and other general corporate purposes, including potential acquisitions, although we currently have no commitments or agreements regarding any acquisitions. Cash flows provided by financing activities in fiscal 2004 are attributable to the net proceeds of this offering.

One of the four main objectives of our strategic plan for fiscal 2004 was to maintain a sound financial position. We believe that such an objective is in line with a strong cash position and working capital. As at August 31, 2004, cash and short-term investments consisted of $89.1 million, while our working capital was at $115.1 million. Our cash and short-term investments increased $31.8 million in fiscal 2004, compared to 2003, mainly due to the net proceeds of the public offering of $29.2 million, the cash flows from operating activities of $751,000 as well as an unrealized foreign exchange gain of $2.9 million on cash and short-term investments. However, this increase was partially offset by the cash payment of $1.1 million for the purchase of property, plant and equipment as well as intangible assets. The unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet.

We believe that our cash balances and short-term investments, combined with an available line of credit of $4.8 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

The following table summarizes our commitments as at August 31, 2004:

YEARS ENDING                                                              2009 AND
AUGUST 31,                2005         2006         2007         2008        LATER        TOTAL
-----------------------------------------------------------------------------------------------
Long-term debt      $  121,000   $  135,000   $  146,000   $   51,000   $       --   $  453,000

Operating leases       938,000      875,000      780,000      484,000    1,305,000    4,382,000

Total commitments   $1,059,000   $1,010,000   $  926,000   $  535,000   $1,305,000   $4,835,000
===============================================================================================

OPERATING ACTIVITIES
Cash flows provided by operating activities amounted to $751,000 in fiscal 2004, compared to $5.6 million in 2003 and cash flows used of $8.7 million in 2002.

Cash flows provided by operating activities in fiscal 2004 were mainly attributable to the net earnings after items not affecting cash of $5.7 million, offset in part by the net increase of our operating items of $4.9 million; that is, our accounts receivable increased by $2.7 million, our income taxes and tax credits recoverable increased by $2.5 million and our inventories decreased by $1.0 million. The increase in our accounts receivable is directly related to the significant sales growth in fiscal 2004 (20.5%). The increase in our income taxes and tax credits recoverable is mainly due to the payment during the year of income taxes and to the recognition, during the year, of R&D tax credits not yet recovered. On the other hand, our increased sales level combined with tight inventory management enabled us to reduced our inventories overall.

Cash flows provided by operating activities in fiscal 2003 were mainly the result of a decrease in some of our operating items; that is, our accounts receivable decreased by $4.0 million, our income taxes and tax credits recoverable decreased by $13.5 million and our inventories decreased by $7.9 million (excluding write-offs). These positive effects on cash were offset in part by the net loss after items not affecting cash of $18.9 million. The decrease in our accounts receivable is directly related to the reduction in our sales during that year. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the year, of income taxes and research and development tax credits recoverable from previous periods. Finally, the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.

With positive cash flows from operating activities for three quarters in a row and for fiscal 2004, we met one of our four annual strategic objectives, which consisted in maintaining a sound financial position.

INVESTING ACTIVITIES

Cash flows used by investing activities totaled $29.7 million in fiscal 2004, compared to $9.9 million in 2003 and cash flows provided of $10.5 million in 2002.

In fiscal 2004, we acquired $28.6 million worth of short-term investments with the net proceeds of the public offering. In addition, we paid $1.1 million for the purchase of property, plant and equipment and intangible assets.

In fiscal 2003, we acquired $5.4 million worth of short-term investments with the proceeds from the recovery of income taxes and tax credits. We also made cash payments of $1.9 million and $2.6 million for the acquisition of EXFO Gnubi and the purchases of property, plant and equipment, respectively.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2004, we held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                                WEIGHTED AVERAGE
                                              CONTRACTUAL    CONTRACTUAL FORWARD
  EXPIRY DATES:                                   AMOUNTS                  RATES
                                       ------------------    -------------------

  September 2004 to August 2005        $            7,480                 1.5427

  September 2005 to March 2007                      8,400                 1.3622

As at August 31, 2003 and 2004, these forward exchange contracts generated deferred unrealized gains of US$1.8 million and US$1.5 million, respectively. Deferred unrealized gains were calculated using year-end exchange rates of Cdn$1.3851 = US$1.00 for fiscal 2003 and Cdn$1.3167 = US$1.00 for fiscal 2004.

RELATED-PARTY TRANSACTIONS

In fiscal 2003, we acquired a building from a company owned by our President for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not conducted during the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by independent appraisal.

In addition, for the years ended August 31, 2002, 2003 and 2004, we leased facilities from a company owned by our President. The annual rental expense amounted to $234,000, $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future payments on an exited leased facility. As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by our President in connection with this exited leased facility. In September 2004, we were released from our obligations under that lease, and we paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.

CONTINGENCY

As discussed in note 12 to our consolidated financial statements, in November 2001, we were named as a defendant in a U.S. securities class action related to our initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of our stock in the aftermarket.

In June 2003, a committee of our Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. If approved, the settlement would provide, among other things, a release of us and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. We would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by our insurance carriers.

Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, we will continue to defend our position in this litigation that the claims against us, and our officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2004.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL
As at November 3, 2004, we had 37,900,000 multiple voting shares outstanding, entitled to ten votes each, and 30,581,696 subordinate voting shares outstanding.

The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STOCK OPTION PLAN
The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,934,518 as at August 31, 2004. The weighted average exercise price of those stock options was $13.89 compared to the market price of $4.36 per share as at August 31, 2004. The maximum number of subordinate voting shares issuable under the plan cannot exceed 6,306,153 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2004:

                                                                        WEIGHTED
                                                         % OF ISSUED    AVERAGE
                                                             AND        EXERCISE
                                               NUMBER    OUTSTANDING      PRICE
                                             --------    ------------   --------

Chairman of the Board, President and CEO
(one individual)                              150,482        5.1%       $  9.91
Board of Directors (five individuals)         194,375        6.6           6.23
Management and Corporate Officers
(seven individuals)                           315,300       10.7          15.03
                                             ----------  ------------   --------

                                              660,157       22.5%       $ 11.27
                                             ==========  ============   ========

RESTRICTED STOCK AWARD PLAN
In addition to the stock option plan, we maintain a restricted stock award plan for some U.S.-based employees. The aggregate number of subordinate voting shares covered by restricted stock awards was 53,592 as at August 31, 2004. Each restricted stock award entitles employees to receive one subordinate voting share at a purchase price of nil.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information about our executive officers, senior managers and directors as of December 31, 2004.

NAME AND MUNICIPALITY OF RESIDENCE                          POSITIONS WITH EXFO
----------------------------------     ----------------------------------------------------------
STEPHEN BULL                           Vice-President, Research and Development, Telecom Division
Ile-des-Soeurs, Quebec

NORMAND DUROCHER                       Vice-President Human Resources
St-Sauveur, Quebec

ALLAN FIRHOJ                           Vice-President and General Manager, Photonics and Life
Mississauga, Ontario                   Sciences Division

BENOIT FLEURY                          Vice-President, Protocol Product Management
Saint-Lazare, Quebec

ETIENNE GAGNON                         Vice-President, Physical Layer Product Management and
Sillery, Quebec                        Customer Service

LUC GAGNON                             Vice-President, Telecom Manufacturing Operations
St-Augustin de Desmaures, Quebec

JUAN-FELIPE GONZALEZ                   Vice-President, Global Telecom Sales
Montreal, Quebec

GERMAIN LAMONDE                        Chairman of the Board, President and Chief Executive
Cap-Rouge, Quebec                      Officer

PIERRE MARCOUILLER                     Director
Magog, Quebec

GUY MARIER                             Director
Lakefield Gore, Quebec

PIERRE PLAMONDON, CA                   Vice-President, Finance and Chief Financial Officer
Quebec City, Quebec

BENOIT RINGUETTE                       Corporate Secretary and Legal Counsel
Quebec City, Quebec

DAVID A. THOMPSON                      Director
Newton, North Carolina

ANDRE TREMBLAY                         Director
Outremont, Quebec

MICHAEL UNGER                          Lead Director
Woodbridge, Ontario

         The address of each of our executive officers, senior managers and directors is c/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Vanier, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and directors.

         STEPHEN BULL was appointed our Vice-President, Research and Development in December 1999. He joined us in July 1995 and held the positions of Assistant Director-Engineering from September 1997 to December 1999 and Group Leader (Engineering Management) from July 1995 to September 1997. From June 1990 to March 1995, Mr. Bull held the position of General Manager and Managing Director for Space Research Corporation, a military engineering company in Belgium. Mr. Bull holds a bachelor's degree in Electrical Engineering from Laval University in Quebec City, Canada.

         NORMAND DUROCHER was appointed Vice-President of Human Resources in April 2004. In addition to managing the company's human resources team, his main responsibility is to develop and implement a human resources plan that supports EXFO's business strategy. Mr. Durocher began his career in labor relations in the Cable division of Nortel and then took on several key roles at Nortel Networks and Nordx/CDT, all relating to human resources and operations. Since then, Normand Durocher has accumulated more than 25 years' experience in operations and human resources management within the telecommunications industry. Prior to joining EXFO, Mr. Durocher ran his own human resources consulting business. Normand Durocher holds a Bachelor of Science from the Universite de Montreal and also completed the Advanced Human Resources program at Dalhousie University in Halifax, Nova Scotia, Canada

         ALLAN FIRHOJ was appointed Vice-President and General Manager, Photonics and Life Sciences Division in July 2003. Prior to that, he held the position of General Manager of EXFO Photonic since November 2001. He is responsible for the overall strategic direction and management of the Photonics and Life Sciences Division. When Mr. Firhoj joined EFOS in 1996, he was responsible for Sales, Marketing and Business Development of the Dental Curing-Products Division. Following the sale of this division to Dentsply International in 1997, he was appointed Director of Marketing and Business Development. Mr. Firhoj continued in this capacity until being appointed to the position of General Manager of EXFO Photonic. Prior to joining the company, Mr. Firhoj spent six years with The Horn Group, a plastics business involved in medical devices/instrumentation and office communication equipment. He successively held the positions of ISO 9000 Implementation Manager, Technical Sales Manager as well as Marketing and Business Development Manager. In this latter role, he successfully contributed to increasing sales in their medical market by an annual average of 60% during a three-year period. Mr. Firhoj holds a bachelor's degree in Political Science from Bishop's University in Lennoxville, Quebec.

         BENOIT FLEURY was appointed Vice-President, Product Management and Business Development for our protocol-layer product line in February 2004. His main responsibility consists in defining the product line strategy and developing strategic partnerships to enhance our presence in this market segment. Mr. Fleury has 20 years of experience in the optical telecommunications industry. He began his career as a systems engineer at Northern Telecom, and then progressed to various key positions in the areas of product management, operations engineering, product development, account marketing and product marketing - all associated with Nortel's leading optical systems. From 2001 to 2003, prior to joining EXFO, Mr. Fleury was Vice-President of Product Line Management and Marketing at Ceyba, an Ottawa-based optical systems startup. Mr. Fleury holds a bachelor's degree in Electrical Engineering from McGill University as well as a master's degree, also in Electrical Engineering, from Concordia University. He also completed a Marketing Management Program from Duke University.

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

         GUY MARIER has served as our director since January 2004. Formerly President of Bell Quebec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office of Bell Quebec, before retiring at he end of 2003. Mr. Marier began at Bell Canada in 1970 and quickly became an executive. From 1988 to 1990, he headed up Bell Canada International's investments and projects in Saudi Arabia and, for the three following years, served as President of Telebec, a subsidiary of Bell Canada. He then returned to the parent company to hold various senior management positions. Mr. Marier was appointed to our Board of Directors in January 2004 and also sits on the Board of Bell Nordiq, a wholly-owned subsidiary of Bell Canada that manages the business and affairs of both Telebec L.P. and NorthernTel L.P. Mr. Marier holds a bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the UNIVERSITE DU QUEBEC A MONTREAL.

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

         BENOIT RINGUETTE has been our in-house Legal Counsel and Corporate Secretary since April 2004. Prior to joining EXFO, Mr. Ringuette practiced mainly in commercial, corporate and securities law from 1998 to 2003 as an associate in the law firms of O'Brien, Flynn Rivard in Quebec City and Desjardins Ducharme Stein Monast in Quebec City. Mr. Ringuette has been a member of the Quebec Bar since 1998. Mr. Ringuette holds a bachelor's degree in Civil Law from Laval University in Quebec City, Canada.

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

         ANDRE TREMBLAY has been President and Chief Executive Officer of Microcell Telecommunications from May 1995 to November 2004, and has also been a member Microcell's Board of Directors since November 1995. In addition to his role at Microcell, Mr. Tremblay sits on the Board of Directors of the Communications Research Centre (a research arm of the federal government's Department of Industry) as well as the boards of other private and public corporations. Andre Tremblay began his career in the telecommunications industry in 1985, as an advisor to the Chairman and Chief Executive Officer of Telesystem Ltd. He subsequently held various executive positions within that company. Mr. Tremblay holds bachelor's degrees in Management and in Accounting from Laval University, as well as a master's degree in Taxation from the UNIVERSITE DE SHERBROOKE, both in Canada. He also completed the Advanced Management Program offered by the Harvard Business School in the United States.

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

B.       COMPENSATION

         DIRECTOR COMPENSATION

         In the financial year terminated August 31, 2004, our directors who are not officers or employees receive the level of compensation set forth in the table below as annual compensation payable in the form of cash, stock, or stock options as chosen by the director. In addition, each director is granted 12,500 stock options under our stock option plan as part of his annual compensation.

-------------------------------------------------------------------------------

Annual Retainer for Directors:                            CDN$25,000  US$18,796
-------------------------------------------------------------------------------

Annual Retainer for Committee Chairman:                    CDN$5,000   US$3,759
-------------------------------------------------------------------------------

Annual Retainer for Committee Members:                     CDN$3,000   US$2,255
-------------------------------------------------------------------------------

Fees for all Meetings Attended per day in Person:          CDN$1,000     US$752
-------------------------------------------------------------------------------

Fees for all Meetings Attended per day by Telephone:         CDN$500     US$376
-------------------------------------------------------------------------------

-----------------------

Note: The compensation information has been converted from Canadian dollars to U.S. Dollars based upon an average foreign exchange rate of 1.3301 for 2004.

         In the financial year ended August 31, 2004, the directors who were not employees received the following compensation in the form indicated:

-----------------------------------------------------------------------------------------------------------------
                               ANNUAL
                            COMPENSATION     ANNUAL COMPENSATION     EXERCISE      EXPIRATION    TOTAL ATTENDANCE
                            PAID IN CASH        PAID IN STOCK        PRICE OF        DATE OF       FEES PAID IN
          NAME                (US$)(1)         OPTIONS (#) (2)       OPTIONS (3)     OPTIONS       CASH (US$)(1)
-----------------------------------------------------------------------------------------------------------------
Pierre Marcouiller (4)         23,307              12,500             US$3.51      Oct. 27, 2013        5,639
-----------------------------------------------------------------------------------------------------------------

Guy Marier  (5)                16,352              12,500             US$4.65     March 24, 2014        4,887
-----------------------------------------------------------------------------------------------------------------

Dr. David A. Thompson (6)      21,051              12,500             US$3.51      Oct. 27, 2013        5,639
-----------------------------------------------------------------------------------------------------------------

Andre Tremblay (7)             24,810              12,500             US$3.51      Oct. 27, 2013        6,766
-----------------------------------------------------------------------------------------------------------------

Michael Unger (8)              24,810              12,500             US$3.51      Oct. 27, 2013        6,016
-----------------------------------------------------------------------------------------------------------------

-------------------------

(1) The compensation information has been converted from Canadian dollars to U.S. Dollars based upon an average foreign exchange rate of 1.3301 for 2004.
(2) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan.
(3) The exercise price of options is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options vest at a rate of 12.5% after the first 6 months, 12.5% after 12 months and 25% annually thereafter commencing on the second anniversary date of the grant.
(4)  Member of the Audit Committee and the Human Resources Committee.
(5)  Member of the Audit Committee and the Human Resources Committee.
(6)  Member of the Human Resources Committee.
(7)  Member of the Human Resources Committee and Chairman of the Audit
     Committee.
(8) Member of the Audit Committee and Chairman of the Human Resources Committee and Lead Director.

EXECUTIVE COMPENSATION

         The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer, our other three other most highly compensated executive officers who were serving at the end of the financial year, and two other executive officers who would have been included within the three most highly compensated executive officers had they been in our employ, at the year end (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and other compensation, if any, whether paid or deferred.

-------------------------------------------------------------------------------------------------------------------
                                                                                     SECURITIES
                                                                        OTHER ANNUAL    UNDER
     NAME AND PRINCIPAL       FINANCIAL     SALARY                      COMPENSATION  OPTIONS(3)      ALL OTHER
          POSITION              YEAR       (1) ($)      BONUS(2) ($)        ($)          (#)        COMPENSATION ($)
-------------------------------------------------------------------------------------------------------------------
Germain Lamonde,                2004     206,751 (US)   57,115 (US)         --            --            --
President and Chief                      275,000 (CDN)  75,969 (CDN))
Executive Officer
                                2003     185,848 (US)   25,247 (US)         --        50,000            --
                                         275,000 (CDN)  37,359 (CDN)

                                2002     174,758 (US)   21,329 (US)         --        70,000            --
                                         275,000 (CDN)  33,563 (CDN)
-------------------------------------------------------------------------------------------------------------------

Pierre Plamondon,               2004     135,328 (US)   17,451 (US)         --            --         1,429 (US) (4)
Vice-President Finance and               180,000 (CDN)  23,211 (CDN)                                 1,901(CDN)
Chief Financial Officer
                                2003     118,267 (US)    9,547 (US)         --        25,000           866 (US) (4)
                                         175,000 (CDN)  14,127 (CDN)                                 1,281 (CDN)

                                2002      95,323 (US)    5,817 (US)         --        19,000           886 (US) (4)
                                         150,000 (CDN)   9,153 (CDN)                                 1,394 (CDN)
-------------------------------------------------------------------------------------------------------------------

Juan-Felipe Gonzalez,           2004     231,597 (US)  563,867 (US)         --            --            --
Vice-President,                          308,047 (CDN) 750,000 (CDN)(5)
Global Telecom Sales
                                2003     163,896 (US)    7,500 (US)         --        30,000            --

                                2002     158,193 (US)       --              --        30,000            --
-------------------------------------------------------------------------------------------------------------------

Stephen Bull                    2004     112,773 (US)   12,437 (US)         --            --        16,221 (US) (6)
Vice-President Research &                150,000 (CDN)  16,543 (CDN)                                21,576 (CDN)
Development
                                2003      81,098 (US)    8,138 (US)         --        15,000           588 (US) (4)
                                         120,000 (CDN)  12,042 (CDN)                                   871 (CDN)

                                2002      73,081 (US)    4,425 (US)         --        17,930           577 (US) (4)
                                         115,000 (CDN)   6,964 (CDN)                                   908 (CDN)
-------------------------------------------------------------------------------------------------------------------

Benoit Fleury                   2004     112,773 (US)    8,656 (US)         --        15,000        15,036 (US) (8)
Vice-President, Protocol                 (7)            11,421 (CDN)                                20,000 (CDN)
Product Management                       150,000(CDN)
-------------------------------------------------------------------------------------------------------------------
NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
-------------------------------------------------------------------------------------------------------------------

James Stevens,                  2004     175,000 (US)       --              --            --         4,016 (US) (4)
Vice-President Product                   (9)
Management and Chief
Technology Officer              2003     175,000 (US)       --              --        12,000         4,624 (US) (4)
(Protocol)                               (10)
-------------------------------------------------------------------------------------------------------------------
                                2004     140,000 (US)   10,385 (US)         --            --        22,996 (US) (12)
John Holloran Jr.,                       (11)
Interim General Manager
and Special Projects                     140,000 (US)
                                2003     (13)           12,692 (US)         --         9,000         4,114 (US) (4)
-------------------------------------------------------------------------------------------------------------------

------------------------------
(1) The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of 1.3301 for 2004, 1.4797 for 2003 and 1.5736 for 2002. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the conversion of Canadian dollars to U.S. dollars.
(2) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the financial year indicated.
(4) Indicates the amount we contributed during the financial year indicated to the Deferred Profit Sharing Plan or the 401K plans, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.
(5) Pursuant to the terms of his employment agreement, Mr. Juan-Felipe Gonzalez received a cash payment of CDN$750,000 since he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CDN$500,000 was disbursed on October 17, 2003 and the remaining CDN$250,000 was disbursed on January 25, 2004.
(6) Indicates the amount we paid during the financial year for relocation allowance (CDN$20,000) (US$15,036) plus the amount referred in note 4 above (CDN$1,576) (US$1,185).
(7) This amount represents Mr. Fleury annual base salary. Since Mr. Fleury joined us on February 16, 2004, the base salary paid to Mr. Fleury for the financial year ended August 31, 2004 amounted to US$ 58,555 (CDN$ 77,884).
(8) Indicates the amount we paid during the financial year for relocation allowance (CDN$20,000) (US$15,036 ).
(9) This amount represents Mr. Stevens' base annual salary. Since he left us on May 21, 2004, the base salary paid to him for the financial year ended August 31, 2004 amounted to US$147,654.

(10) This amount represents Mr. Stevens' base annual salary. Since he joined us on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$154,135.
(11) This amount represents Mr. Holloran's base annual salary. Since he left us on December 31, 2003, the base annual salary paid to him for the financial year ended August 31, 2004 amounted to US$55,346.
(12) Indicates the amount we paid during the financial year for severance package (US$21,231) plus the amount referred in note 4 above (US$1,765).
(13) This amount represents Mr. Holloran's base annual salary. Since he joined us on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$124,462.

         The following table indicates additional information on the options granted to our Named Executive Officers during the 2004 fiscal year.

--------------------------------------------------------------------------------------------------------------------
                        SECURITIES     PERCENTAGE OF NET                      MARKET VALUE OF
                          UNDER         TOTAL OF OPTIONS                    SECURITIES UNDERLYING
                         OPTIONS      GRANTED TO EMPLOYEES   EXERCISE OR     OPTIONS ON THE DATE
                        GRANTED(1)     IN FINANCIAL YEAR    BASE PRICE (2)       OF GRANT
        NAME               (#)                (%)          (US$/ SECURITY)    (US$/SECURITY) (3)    EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------
Benoit Fleury             15,000             2.80 %            4.65US             4.63 US           March 24, 2014
--------------------------------------------------------------------------------------------------------------------

---------------------

(1)  Underlying securities: Subordinate Voting Shares.
(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options These options vest at a rate of 12.5% 6 months after the grant date, 12.5% 12 months after the grant date, and 25% annually thereafter commencing on the second anniversary date of the grant.
(3) Based on the closing price on the NASDAQ National Market on the date of the grant.

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

         We also have employment agreements with Mr. Juan-Felipe Gonzalez, Mr. Pierre Plamondon, Mr. Stephen Bull and Mr. Benoit Fleury.

         The agreement with Mr. Gonzalez provided for Mr. Gonzalez's employment as Vice-President Global Telecom Sales. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and salary and bonuses are reviewed annually.

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

         We have an employment agreement with Mr. Stephen Bull, the Corporation's Vice President, Research & Development. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of Mr. Bull's employment without cause, Mr. Bull will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Bull's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to the immediate vesting of all stock options.

         We have an employment agreement with Mr. Benoit Fleury, our Vice President, Protocol Product Management. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of Mr. Fleury's employment without cause, Mr. Fleury's will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Fleury's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to the immediate vesting of all stock options.

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

         The maximum number of subordinate voting shares that is issuable under the plan may not exceed 6,306,153 shares, which represents 9.2% of our issued and outstanding share capital as at December 31, 2004. The maximum number of subordinate voting shares that may be granted to any individual may not exceed 5% of the outstanding subordinate voting shares. The board of directors may accelerate the vesting of any or all outstanding options of any or all options upon the occurrence of a change of control.

         The aggregate number of subordinate voting shares covered by options granted during the financial year ended August 31, 2004 was 536,500 at a weighted average exercise price of $ 3.94 (CA$ 5.24) per subordinate voting share. At the end of the financial year ended August 31, 2004, there were 2,934,518 subordinate voting shares covered by options granted and outstanding pursuant to the stock option plan having a weighted average exercise price of US$13.89 (CDN$20.89) per option. As of August 31, 2004, there were 3,371,635 options available for future grants under the plan. Since August 31, 2004 we granted 30,291 options to employees on October 26, 2004.

         Options granted in the financial year ended August 31, 2004 vest at a rate of 12.5% 6 months after the date of grant, 12.5% 12 months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of 10 years following the date of their grant or they will be forfeited.

RESOLUTION FOR THE APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN

         Our Stock Option Plan is designed to increase the performance of our employees, senior management, officers and directors and those of our subsidiaries, and persons and companies providing ongoing management or consulting services ("consultants") to us and our subsidiaries.

         On October 26, 2004, our Board of Directors, on the recommendation of outside consultants and the Human Resources Committee in alignment with the practice in the industry and in the best interest of the shareholders, authorized, subject to regulatory and shareholders' approvals, certain amendments to the current Stock Option Plan, including the renaming of the Stock Option Plan to Long Term Incentive Plan (the "Proposed Amendments").

         Accordingly, a resolution has been submitted to our shareholders for voting at the Annual and Special Shareholders Meeting to be held on January 12, 2005, to approve the Proposed Amendments.

         Under the Proposed Amendments, Restricted Share Units ("RSU") are granted to designated directors, officers, employees and consultants. The RSU are "phantom" shares that rise and fall in value based on the value of our Subordinate Voting Shares, and are redeemed for actual Subordinate Voting Shares or cash equivalent at the discretion of our Board of Directors on the vesting dates established by our Board of Directors at the time of grant in its sole discretion. Such Subordinate Voting Share will be issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the Stock Option Plan, which shall not exceed 10% of the total issued and outstanding voting shares.

         The Proposed Amendments are meant to modify our existing Stock Option Plan to offer, through combinations of equity-based incentive programs, optimal alignment of the interest of our management and employees to that of our shareholders. The choice of amending the existing Stock Option Plan was taken by our Board of Directors after an analysis of various alternative equity-based plans. The Proposed Amendments were considered to provide the best balance between alignment with shareholder interests, protection against downside risk, share price volatility protection and employee retention.

RESOLUTION FOR THE APPROVAL OF THE DEFERRED SHARE UNIT PLAN

         On October 26, 2004, our Board of Directors, on the recommendation of outside consultants and the Human Resources Committee in alignment with the practice in the industry, in the best interest of the shareholders and in order to align more closely the interests of its non-employee directors with those of its shareholders, authorized, subject to regulatory and shareholders' approvals, a Deferred Share Unit Plan.

         Accordingly, a resolution has been submitted to our shareholders for voting at the Annual and Special Shareholders Meeting to be held on January 12, 2005, to approve the Deferred Share Unit Plan.

         Under the Deferred Share Unit Plan, non-employee directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units ("DSUs"), each of which has an initial value equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the directors. The value of a DSU, when converted to a Subordinate Voting Share, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board, the DSUs are converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Stock Option Plan, which shall not exceed 10% of the total issued and outstanding voting shares.

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

         On April 3, 2000, we adopted a share plan that replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the share plan. The share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class "F" shares issued under the 1998 Stock Purchase Plan. The share plan also requires the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 249,977 subordinate voting shares that will be released between October 21, 2003 and January 20, 2004. The share plan also provides for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The new share plan does not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market. As of August 31, 2004, all the remaining subordinate voting shares that were held in trust under the share plan were released.

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

         Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Company or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares. Accordingly, we issued an aggregate of 349,517 subordinate voting shares to participants in accordance with the vesting schedule under the Plan. The remaining subordinate voting shares were issued to three of the four founding shareholders.

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

         Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh's "Management Team" without cause prior to a change in control of us or a termination without cause of a participant who is designated a member of EXFO Burleigh's Management Team that is initiated by EXFO Burleigh prior to a change in control of us, the unvested portion of the participant's award of Restricted Shares will be forfeited. However, the Plan provides for discretion in the application of the forfeiture provisions where a change in circumstances renders such action appropriate. During the financial year ended August 31, 2003, we were required to lay-off 22 participants and 7 during the financial year ended August 31, 2004 as a result of restructuring. At that time, we decided that the awards of the Plan participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions would remain in place until the occurrence of the vesting dates originally contemplated by the award.

         Upon the termination without cause of a participant who is designated a member of EXFO Burleigh's Management Team that is initiated by us or a termination of a participant's employment without cause following a change in control of us, a participant's award of Restricted Stock will become fully vested and all restrictions will lapse.

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

         The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of our quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with us or one of our subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with us or one of our subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

         As of December 15, 2004, there were 13,000 SAR's outstanding.

         DEFERRED PROFIT SHARING PLAN

         We maintain a deferred profit sharing plan for certain eligible Canadian resident employees. Under the plan, we may contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. As a cost control measure, we temporarily suspended our contributions under this plan commencing in June 2002 and re-established contributions commencing January 2003. In the year ended August 31, 2004, the aggregate amount of contributions under the plan was $106,000 (CA$141,000).

401(K) PLAN

         We maintain a 401(k) plan for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require, us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. In the year ended August 31, 2004, we made an aggregate of $187,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plan invest the assets of the 401(k) plan in selected investment options.

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

C.       BOARD PRACTICES

BOARD OF DIRECTORS

         Our directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles of incorporation provide for a board of directors of a minimum of three (3) and a maximum of twelve (12) directors. Our board presently consists of six directors. Under the CANADA BUSINESS CORPORATIONS ACT, twenty-five percent of the directors and of the members of any committee of the board of directors must be resident Canadians. We have no arrangements with any of our directors providing for the payment of benefits upon their termination of service as director.

         During the fiscal year ended August 31, 2004, the Board met a total of ten times. Attendance at all meetings was perfect, with the exception of the absence of Mr. David Thompson and Mr. Michael Unger at one meeting and the absence of Mr. Pierre Marcouiller at two meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has established an audit committee, a human resources committee and a disclosure committee.

         Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to changes to NASDAQ corporate governance rules and new Securities and Exchange rules flowing from the adoption of the SARBANES-OXLEY ACT, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements. The audit committee is composed of four independent directors: Andre Tremblay, Michael Unger, Guy Marier and Pierre Marcouiller. The chairperson of the audit committee is Andre Tremblay.

         During the fiscal year ended August 31, 2004, the Audit Committee met a total of five times and attendance was perfect at all meetings, with the exception of one meeting missed by Mr. Pierre Marcouiller.

         Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the directors and will recommend to the board of directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. The human resources committee is composed of five independent directors: Pierre Marcouiller, Guy Marier, David A. Thompson, Andre Tremblay and Michael Unger. The chairperson of the human resources committee is Michael Unger.

         During the fiscal year ended August 31, 2004, the Human Resources committee met a total of two times and attendance was perfect at all meetings.

         The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, investor relations the manager of financial reporting and accounting as well as our legal counsel and corporate secretary.

         In addition, in order to deal with issues arising from our implication in the IPO class action suit, in October 2002, the Board of Directors appointed a litigation committee composed of four of our independent directors.

D.       EMPLOYEES

         We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

         As of December 15, 2004, we had a total of 649 employees, up from a total of 627 on December 15, 2003. We have 563 employees in Canada, primarily based in Quebec, and 86 employees based outside of Canada. 188 are involved in research and development, 246 in manufacturing, 99 in sales and marketing, 68 in general administrative positions and 48 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement, which expires in 2009. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of December 15, 2004 by our directors, our Chief Executive Officer, Chief Financial Officer and our three highest compensated executive officers; and all of our directors and executive officers as a group.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

                                                                                                  TOTAL
                                       MULTIPLE VOTING SHARES    SUBORDINATE VOTING SHARES    PERCENTAGE OF
                                       BENEFICIALLY OWNED (1)     BENEFICIALLY OWNED (1)       VOTING POWER
                                      -----------------------    --------------------------   -------------
                NAME                      NUMBER      PERCENT          NUMBER       PERCENT         PERCENT
--------------------------------      ----------      -------      ----------       -------         -------
Germain Lamonde (2).............      37,900,000          100         199,712         *             55.6
Pierre Plamondon (3)............              --           --          92,807         *               *
Stephen Bull  ..................              --           --          48,421         *               *
Benoit Fleury  .................              --           --           1,875         *               *
Juan Felipe Gonzalez............              --           --         133,725         *               *
Pierre Marcouiller..............              --           --          32,268         *               *
Guy Marier  ....................              --           --           2,563         *               *
David A. Thompson...............              --           --          25,376         *               *
Andre Tremblay (4)..............              --           --          31,393         *               *
Michael Unger  .................              --           --          25,401         *               *
                                    -----------------------------------------------------------------------
TOTAL...........................      37,900,000          100         593,541        1.9            56.2

--------------------------------
*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde, 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc. and 93,000 subordinate voting shares held of record by Placements Lamonde SENC.
(3) The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.
(4) The number of subordinate voting shares held of record by Andre Tremblay are held by 9044-6451 Quebec Inc, a company controlled by Mr. Tremblay.

         The following table presents information regarding stock options held as of December 31, 2004 by our directors, our Chief Executive Officer, our Chief Financial Officer and our three highest compensated executive officers.

                              SECURITIES UNDER OPTIONS    EXERCISE PRICE (2)
              NAME                 GRANTED (1) (#)         (US$/SECURITY)         EXPIRATION DATE
                              ------------------------    ------------------    ------------------
Germain Lamonde..............          25,402                 $26.00              June 29, 2010
                                        5,080                 $22.25             January 10, 2011
                                       70,000                  $9.13             October 10, 2011
                                       50,000                  $1.58            September 25, 2012

Pierre Plamondon.............           8,700                 $26.00              June 29, 2010
                                       10,000                 $45.94            September 13, 2010
                                        5,000                 $34.07             October 11, 2010
                                        9,240                 $22.25             January 10, 2011
                                       19,000                  $9.13             October 10, 2011
                                       25,000                  $1.58            September 25, 2012
                                        5,383                  $5.13             October 26, 2014

Stephen Bull.................             900                 $26.00              June 24, 2010
                                        5,000                 $45.94            September 13, 2010
                                        2,930                 $22.25             January 10, 2011
                                       15,000                  $9.13             October 10, 2011
                                       15,000                  $1.58            September 25, 2012
                                        3,589                  $5.13             October 26, 2014

Benoit Fleury................          15,000                  $4.65              March 24, 2014
                                        3,708                  $5.13             October 26, 2004

Juan Felipe Gonzalez.........           6,900                 $26.00              June 29, 2010
                                       15,000                 $45.94            September 13, 2010
                                       15,000                 $34.07             October 11, 2010
                                       15,630                 $22.25             January 10, 2011
                                       15,000                  $9.13             October 10, 2011
                                       15,000                 $12.22             January 3, 2012
                                       30,000                  $1.58            September 25, 2012
                                        5,482                  $5.13             October 26, 2014

Pierre Marcouiller...........           2,000                 $26.00              June 29, 2010
                                          400                 $22.25             January 10, 2011
                                       17,966                  $9.13             October 10, 2011
                                        1,037                 $12.69             December 1, 2011
                                        2,479                  $5.65              March 1, 2012
                                       12,500                  $1.58            September 25, 2012
                                       12,500                  $3.51             October 27, 2013

Guy Marier...................          12,500                  $4.65              March 24, 2014

David A. Thompson............           2,000                 $26.00              June 29, 2010
                                          400                 $22.25             January 10, 2011
                                       15,334                  $9.13             October 10, 2011
                                       12,500                  $1.58            September 25, 2012
                                       12,500                  $3.51             October 27, 2013

Andre Tremblay...............           2,000                 $26.00              June 29, 2010
                                          400                 $22.25             January 10, 2011
                                       17,291                  $9.13             October 10, 2011
                                       12,500                  $1.58            September 25, 2012
                                       12,500                  $3.51             October 27, 2013

Michael Unger................           2,000                 $26.00              June 29, 2010
                                          400                 $22.25             January 10, 2011
                                       18,168                  $9.13             October 10, 2011
                                       12,500                  $1.58            September 25, 2012
                                       12,500                  $3.51             October 27, 2013

-------------------------------
(1)  Underlying securities: subordinate voting shares

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our share capital as of December 15, 2004 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

                                     MULTIPLE VOTING SHARES        SUBORDINATE VOTING SHARES     TOTAL PERCENTAGE OF
                                     BENEFICIALLY OWNED (1)         BENEFICIALLY OWNED (1)          VOTING POWER
                                  -------------------------       --------------------------     -------------------
              NAME                  NUMBER         PERCENT          NUMBER         PERCENT            PERCENT
-------------------------------   ----------       -------        ---------        -------            -------
Germain Lamonde (2)               37,900,000        100 %          199,712            *                55.6%

Fiducie Germain Lamonde (3)        1,900,000         5 %             Nil             Nil                2.8%


G. Lamonde Investissements
Financiers inc. (4)               36,000,000         95 %            Nil             Nil               52.5%

Placements Lamonde, SENC (5)          Nil            Nil             93,000           *                  *

FMR Corporation (6)                   Nil            Nil          4,922,800         16.1%               7.2%

Kern Capital Management, LLC (7)      Nil            Nil          4,658,000         15.2%               6.8%

---------------------------------------
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc. and 93,000 subordinate voting shares held of record by Placements Lamonde, SENC.
(3) Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.
(4) G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.
(5)  Placements Lamonde, SENC is a parternship controlled by Mr. Lamonde.
(6) Fidelity Management and Research Company, a wholly owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.
(7) Kern Capital Management LLC controls the voting rights attached to this number of subordinate voting shares through relationships with several clients and does not beneficially own directly this number of subordinate voting shares.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

         As of December 31, 2004, approximately 90% of our subordinate voting shares were held in bearer form and the remainder (2,963,508 subordinate voting shares) were held by 260 record holders. As of December 31, 2004, we believe approximately 56% of our outstanding subordinate voting shares were held in the United States.

B.       RELATED PARTY TRANSACTIONS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

         We have guaranteed the repayment of loans granted to employees by a financial institution for the purchase of our Class "F" shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2004, the total principal amount guaranteed by us was CDN$12,500 ($9,493) and $56,200. As at December 15, 2004, the total amount guaranteed by us was $56,200 since we were released from our guarantee in the amount of CDN$12,500 in September 2004.

         Except as disclosed in this section, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

         LEASES

         Until September 1, 2004, we had a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by Mr. Germain Lamonde, for premises located at 465 Godin Avenue in Vanier, Quebec. Until September 1, 2003, these premises were used for our executive and administrative offices which were, since then, moved into a building that we own. For fiscal year 2004, this space was unoccupied. This lease was renewed in December 2001 for five years, with all terms and conditions remaining the same. However, on September 1, 2004, we were released from our obligations under the lease with a final payment of $194,000 (CA$250,000). The annual rent for this lease was $CA144,000.

          LOCATION      SQUARE FOOTAGE     ANNUAL RENT        EXPIRY DATE
          --------      --------------     -----------        -----------
         465 Godin          24,000          CA$144,000     November 30, 2006

         Based on third-party valuations of the property values, we believe this lease agreement was at prevailing market terms.

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

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                               YEARS ENDED AUGUST 31,
                                                               -------------------------------------------------------
                                                                       2004                 2003                2002
                                                               ---------------      --------------      --------------
Balance - Beginning of year                                    $        568         $        520        $        893
Addition charged to earnings                                            403                  619               1,097
Write-offs of uncollectible accounts                                   (186)                (288)               (925)
Reversal of collectible accounts                                       (318)                (315)               (538)
Foreign currency translation adjustment                                  43                   32                  (7)
                                                               ---------------      --------------      --------------

Balance - End of year                                          $        510         $        568        $        520
                                                               ===============      ==============      ==============

WARRANTY PROVISION
                                                                               YEARS ENDED AUGUST 31,
                                                               -------------------------------------------------------
                                                                       2004                 2003                2002
                                                               ---------------      --------------      --------------

Balance - Beginning of year                                    $        687         $        849        $        901
Addition charged to earnings                                            564                  520                 609
Settlement                                                             (889)                (749)               (655)
Foreign currency translation adjustment                                  28                   67                  (6)
                                                               ---------------      --------------      --------------

Balance - End of year                                          $        390         $        687        $        849
                                                               ===============      ==============      ==============

VALUATION ALLOWANCE ON FUTURE INCOME TAX ASSETS
                                                                               YEARS ENDED AUGUST 31,
                                                               -------------------------------------------------------
                                                                       2004                 2003                2002
                                                               ---------------      --------------      --------------

Balance - Beginning of year                                    $     28,846         $        359        $        362
Addition charged to earnings                                          3,954               28,385                   -
Foreign currency translation adjustment                                (187)                 102                  (3)
                                                               ---------------      --------------      --------------

Balance - End of year                                          $     32,613         $     28,846        $        359
                                                               ===============      ==============      ==============

EXPORT SALES

Export and domestic sales in dollars and as a percentage of total sales are as follows:

                                                                   YEARS ENDED AUGUST 31,
                                        -----------------------------------------------------------------------------
                                                 2004                       2003                        2002
                                        ----------------------     -----------------------     ----------------------
Export Sales                            $      68,812     92%      $      57,124      92%      $      64,359      94%
Domestic Sales                                  5,818      8               4,806       8               3,971       6
                                        ----------------------     -----------------------     ----------------------

                                        $      74,630    100%      $      61,930     100%      $      68,330     100%
                                        ======================     =======================     ======================

B.       SIGNIFICANT CHANGES

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this Annual Report.

LEGAL PROCEEDINGS

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the "IPO Litigations"). This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed two amended complaints: one containing master allegations against all of the underwriters in the IPO Litigations, and the other containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. The Court granted the company's motion to dismiss the claims against it under Section 11 of the Securities Act. The Court denied the company's motion to dismiss the claims against it under Rule 10b-5. In October 2002, the claims against its officers were dismissed without prejudice pursuant to the terms of the Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2004.

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


ITEM 9.           OFFER AND LISTING

         Not Applicable, except for Item 9A (4) and Item 9C.

Our subordinate voting shares have been quoted on the NASDAQ National Market under the symbol EXFO and listed on The Toronto Stock Exchange under the symbol EXF.SV since our initial public offering on June 29, 2000. Prior to that time, there was no public market for our subordinate voting shares. The following table sets forth, for the periods indicated, the high and low closing sales prices per subordinate voting share as reported on the NASDAQ National Market and the Toronto Stock Exchange.

On January 12, 2005, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$4.90 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$5.93 per share.

                                             NASDAQ (US$)           TSX (CDN$)
                                          HIGH        LOW        HIGH        LOW

June 29, 2000 to August 31, 2000         85.25      40.44      125.25      60.25
September 1, 2000 to August 31, 2001     57.75      11.80       85.00      17.82
September 1, 2001 to August 31, 2002     15.00       1.35       23.80       2.05
September 1, 2002 to August 31, 2003      3.63       1.40        5.60       2.30
September 1, 2003 to August 31, 2004      7.09       2.71        9.15       3.75


2003 1st Quarter                          3.53       1.40        5.40       2.30
2003 2nd Quarter                          3.63       2.07        5.60       3.15
2003 3rd Quarter                          3.13       1.94        4.28       2.86
2003 4th Quarter                          3.00       2.52        4.11       3.47


2004 1st Quarter                          4.26       2.71        5.53       3.75
2004 2nd Quarter                          7.09       3.29        9.15       4.40
2004 3rd Quarter                          5.23       4.08        6.90       5.68
2004 4th Quarter                          5.38       4.11        6.95       5.50

2005 1st Quarter                          5.51       4.27        6.90       5.73

2004 July                                 5.38       4.44        6.95       5.95
2004 August                               4.71       4.19        6.16       5.50
2004 September                            4.80       4.27        6.08       5.73
2004 October                              5.51       4.81        6.90       6.02
2004 November                             5.49       5.06        6.70       5.95
2004 December                             5.15       4.29        6.15       5.35

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

E.       TAXATION

UNITED STATES TAXATION

         The information set forth below under the caption "United States Taxation" is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "United States Taxation" deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding subordinate voting shares as part of a hedging, integrated or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their subordinate voting shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, dealers or traders in securities or currencies and holders whose "functional currency" is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled "Canadian Federal Income Tax Considerations" provided below.

         As used in this section, the term "U.S. Holder" means a beneficial owner of subordinate voting shares that is for U.S. federal income tax puposes:

         (a)  an individual citizen or resident of the United States;
         (b) a corporation created or organized under the laws of the United States or any state thereof and the District of Columbia;
         (c) an estate the income of which is subject to United States federal income taxation regardless of its source;
         (d) a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
         (e) any other person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis;

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

         The following discussion is based upon:

         o        the Internal Revenue Code;
         o        U.S. judicial decisions;
         o        administrative pronouncements;
         o        existing and proposed Treasury regulations; and
         o        the Canada -- U.S. Income Tax Treaty.

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

DIVIDENDS

         Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of an individual U.S. Holder, under recently enacted tax legislation such dividends should generally be eligible for a maximum tax rate of 15% for dividends received before January 1, 2009, provided such holder holds the subordinate voting shares for at least 60 days and certain other conditions are satisfied, including, as we believe to be the case, that we are not a "passive foreign investment company" To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

         Non-U.S. Holders will generally be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of subordinate voting shares effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. holder. Payments of dividends on or proceeds from the sale of subordinate voting shares within the United States by a payor within the United States to a non-exempt U.S. or Non-U.S. Holder will be subject to backup withholding if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

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

         Not Applicable.

G.       STATEMENT BY EXPERTS

         Not Applicable.

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

ITEM 11.          QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

CURRENCY RISK

         Our functional currency is the Canadian dollar. We are exposed to currency risk as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. Our exposure to foreign exchange rate fluctuations is partially hedged by operating expenses of certain international subsidiaries and the purchase of raw materials in US dollars. In addition, we frequently enter into forward exchange contracts to sell US dollars at fixed forward rates in exchange for Canadian dollars. We enter into such contracts to manage the risk of exchange rate fluctuations between the Canadian and US dollars on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for trading purposes.

         The following table summarizes the forward exchange contracts in effect as at August 31, 2004, classified by expected transaction dates, none of which exceed three years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

                                                        YEARS ENDING AUGUST 31,
                                                  ------------------------------
                                                      2005        2006      2007
                                                  --------    --------   -------
Forward exchange contracts to sell US dollars
in exchange for Canadian dollars ...............  $  7,480    $  7,000   $ 1,400

Contractual amounts
Weighted average contractual exchange rates.....    1.5427      1.3621    1.3628


FAIR VALUE

         The fair value of these contracts as at August 31, 2004, based on the current trading value, amounted to CA$20,371,000 compared to their contractual value of CA$22,982,000.

INTEREST RATE RISK

         We are exposed to the impact of interest rate changes and changes in the market values of our available-for-sale securities. We do not use derivative financial instruments for our available-for-sale securities. Our available-for-sale securities consist of debt instruments issued by high-credit quality corporations and trusts. These debt instruments bear interest at fixed rates and may have their fair market value adversely impacted due to a rise in interest rates. However, due to their very short-term maturity, we consider this risk to be insignificant.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable.


                                    PART II.

ITEM 13.          DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

ITEM 15.          CONTROLS AND PROCEDURES

         Prior to the adoption of the SARBANES-OXLEY ACT OF 2002, we maintained formal and informal procedures that were designed to ensure that we comply with disclosure obligations and that there is a flow of important information to the appropriate collection and disclosure points in a timely manner.

         The evaluation of our disclosure controls and procedures, which occurred on January 10, 2005, was supervised and reviewed by our senior management. In doing so, they considered the controls and procedures that we have implemented, and evaluated the existence of any material weaknesses or deficiencies that would significantly and adversely affect our ability to collect, process record or disclose required information on a timely basis, all in the context of our relatively small size (649 employees as of December 15, 2004), and the hands-on role that is played by our chief executive officer and our chief financial officer in our day-to-day operations. As a result, our chief executive officer and our chief financial officer have concluded that the procedures and controls that we have implemented ensure timely collection and evaluation of information potentially subject to disclosure under applicable securities laws, and that such procedures and controls capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to our business.

         Finally, we confirm that there were no significant changes in our internal control over financial reporting or in other factors that would significantly affect our internal control over financial reporting subsequent to the date of its evaluation.


ITEM 16.          [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Mr. Andre Tremblay, CA, chairman of our audit committee is an audit committee financial expert. Mr. Tremblay is independent of management.

ITEM 16B.         CODE OF ETHICS

         In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to this annual report. As reported at item 7B of this annual report, previous to the coming into force of the requirement for a code of ethics, we had entered into a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by our chief executive officer, for premises located at 465 Godin Avenue in Vanier, Quebec and on September 1, 2004, we were released from our obligations under this lease with a final payment of $194,000. In addition, in September 2002, we acquired from G. Lamonde Investissements financiers inc. the building located at 436 Nolin Street. The purchase price paid was based on an independent third party valuation and the transaction was approved by our audit committee and board of directors with Mr. Lamonde abstaining.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

         During the financial years ended August 31, 2003 and August 31, 2004, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $202,459 and $189,000 respectively for the audit of our annual financial statements and services in connection with statutory and regulatory filings.

         AUDIT-RELATED FEES

         Not applicable.

         TAX FEES

         During the financial years ended August 31, 2003 and August 31, 2004, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $233,660 and $301,000 respectively for services related to tax compliance, tax advice and tax planning.

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

         During the financial year ended on August 31, 2004, 100% of tax fees were approved by the audit committee pursuant to this policy. During the financial year ended on August 31, 2004, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

         Not Applicable.



                                   PART III.


ITEM 17.          FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18.          FINANCIAL STATEMENTS

         See pages F-2 to F-46.

ITEM 19.          EXHIBITS

NUMBER                             EXHIBIT
------   -----------------------------------------------------------------------
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

 4.13 Lease renewal of the existing leases between 9080-9823 Quebec inc. and EXFO, dated November 30,

NUMBER                             EXHIBIT
------   -----------------------------------------------------------------------
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

 4.28 EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to Exhibit 4.28 of EXFO's annual report on Form 20-F dated January 15, 2003).

 4.29 Second Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2002, (incorporated by reference to Exhibit
         4.29 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.30 Severance and General Release Agreement with Bruce Bonini dated August 8, 2003, (incorporated by reference to Exhibit 4.30 of EXFO's annual report on Form 20-F dated January 15, 2004)..

 4.31 Separation Agreement and General Release with Sami Yazdi dated April 1, 2003, (incorporated by reference to Exhibit 4.31 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.32 Executive Employment Agreement of James Stevens dated as of October 4, 2003, (incorporated by reference to Exhibit 4.32 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.33 Termination Terms for John Holloran Jr. dated May 28, 2003, (incorporated by reference to Exhibit 4.33 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.34 Employment Agreement of Pierre Plamondon dated as of September 1, 2002, (incorporated by reference to Exhibit 4.34 of EXFO's annual report on Form 20-F dated January 15, 2004).

 8.1     Subsidiaries of EXFO (list included in Item 4C of this annual report).

 11.1 Code of Ethics for senior financial officers, (incorporated by reference to Exhibit 11.1 of EXFO's annual report on Form 20-F dated January 15, 2004).

 12.1 Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 12.2 Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 13.1 Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 13.2 Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 -F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                    EXFO ELECTRO-OPTICAL ENGINEERING INC.



                                    By: /s/ Germain Lamonde
                                        ---------------------------------
                                    Name:    Germain Lamonde
                                    Title:   Chairman of the Board, President
                                             and Chief Executive Officer

                                    Date:   January 13, 2005.

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

         4. EXFO's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for EXFO and have:

                 a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to EXFO, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                 b. Evaluated the effectiveness of EXFO's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;and

                 c. Disclosed in this report any change in EXFO's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, EXFO's internal control over financial reporting.

         5. EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's board of directors (or persons performing the equivalent functions):

                 a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

                 b) Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO's internal control over financial reporting.

         Date:    January 13, 2005.


         /s/  Germain Lamonde
         -------------------------------------
         Germain Lamonde
         Chairman of the Board,
         President and Chief Executive Officer


Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, to such officer's knowledge, that:

         1. The annual report of Form 20-F for the year ended August 31, 2004 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         2. The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.


         Date:    January 13, 2005.



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

         c) Disclosed in this report any change in EXFO's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, EXFO's internal control over financial reporting.

         5. EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's board of directors (or persons performing the equivalent functions):

         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO's internal control over financial reporting.

         Date:    January 13, 2005.


         /s/ Pierre Plamondon
         ---------------------------
         Pierre Plamondon, CA
         Vice-President Finance
         and Chief Financial Officer

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, to such officer's knowledge, that:

         1. The annual report of Form 20-F for the year ended August 31, 2004 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         2. The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.


         Date:    January 13, 2005.



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

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF
EXFO ELECTRO-OPTICAL ENGINEERING INC.

We have audited the balance sheets of EXFO ELECTRO-OPTICAL ENGINEERING INC. as at August 31, 2004 and 2003 and the consolidated statements of earnings, deficits and contributed surplus and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedules on the changes in the allowance for doubtful accounts, in the warranty provision and in the valuation allowance of future income tax assets included in Form 20-F present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 30, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in note 2 to the consolidated financial statements. Our report to the Shareholders dated September 30, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 30, 2004

           FOR DISCUSSION WITH MANAGEMENT ONLY - SUBJECT TO AMENDMENT
                         NOT TO BE FURTHER COMMUNICATED

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEETS

                          (in thousands of US dollars)


                                                                   AS AT AUGUST 31,
------------------------------------------------------------------------------------
                                                                   2004         2003
                                                              ---------    ---------
ASSETS

CURRENT ASSETS
Cash                                                          $   5,159    $   5,366
Short-term investments (notes 8 and 17)                          83,969       52,010
Accounts receivable (notes 8 and 17)
      Trade                                                      12,080        9,639
      Other                                                       1,532          834
Income taxes and tax credits recoverable (notes 4 and 8)          7,836        6,003
Inventories (notes 4, 5 and 8)                                   15,371       15,602
Prepaid expenses                                                  1,513        2,041
                                                              ---------    ---------

                                                                127,460       91,495

INCOME TAXES AND TAX CREDITS RECOVERABLE (notes 4 and 8)            449        1,377

PROPERTY, PLANT AND EQUIPMENT (notes 4, 6 and 8)                 15,442       21,862

LONG-LIVED ASSET HELD FOR SALE (note 4)                           1,600           --

INTANGIBLE ASSETS (notes 4, 7 and 8)                              9,447       13,847

GOODWILL (notes 4 and 7)                                         18,393       17,673
                                                              ---------    ---------

                                                              $ 172,791    $ 146,254
                                                              ---------    ---------

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 9)             $  11,393    $  12,026
Income taxes payable                                                 --        1,803
Deferred revenue                                                    805          148
Current portion of long-term debt                                   121          110
                                                              ---------    ---------

                                                                 12,319       14,087

DEFERRED REVENUE                                                  1,123          352

DEFERRED GRANTS (note 14)                                         1,690        1,536

LONG-TERM DEBT (note 10)                                            332          453
                                                              ---------    ---------

                                                                 15,464       16,428
                                                              ---------    ---------

COMMITMENTS (note 11)

CONTINGENCIES (note 12)

SHAREHOLDERS' EQUITY

Share capital (note 13)                                         521,733      492,452

Contributed surplus                                               1,986        1,519

Cumulative translation adjustment                                13,820        7,643

Deficit                                                        (380,212)    (371,788)
                                                              ---------    ---------

                                                                157,327      129,826
                                                              ---------    ---------

                                                              $ 172,791    $ 146,254
                                                              =========    =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                                           YEARS ENDED AUGUST 31,
                                                                    -----------------------------------
                                                                         2004         2003         2002
                                                                    ---------    ---------    ---------
    SALES (note 18)                                                 $  74,630    $  61,930    $  68,330

    COST OF SALES(1,2)                                                 34,556       36,197       52,366
                                                                    ---------    ---------    ---------

    GROSS MARGIN                                                       40,074       25,733       15,964
                                                                    ---------    ---------    ---------

    OPERATING EXPENSES
    Selling and administrative(1)                                      25,890       26,991       33,881
    Net research and development(1)(notes 4 and 14)                    12,390       15,879       12,782
    Amortization of property, plant and equipment                       4,935        5,210        5,096
    Amortization of intangible assets                                   5,080        5,676       12,451
    Impairment of long-lived assets and goodwill (note 4)                 620        7,427       23,657
    Restructuring and other charges (note 4)                            1,729        4,134        2,880
                                                                    ---------    ---------    ---------

    TOTAL OPERATING EXPENSES                                           50,644       65,317       90,747
                                                                    ---------    ---------    ---------

    LOSS FROM OPERATIONS                                              (10,570)     (39,584)     (74,783)

    Interest and other income                                           1,438        1,245        1,456
    Foreign exchange loss                                                (278)      (1,552)        (458)
                                                                    ---------    ---------    ---------

    LOSS BEFORE INCOME TAXES AND AMORTIZATION
    AND WRITE-DOWN OF GOODWILL (note 15)                               (9,410)     (39,891)     (73,785)

    INCOME TAXES (note 15)                                               (986)      15,059      (25,451)
                                                                    ---------    ---------    ---------

    LOSS BEFORE AMORTIZATION AND WRITE-DOWN OF GOODWILL                (8,424)     (54,950)     (48,334)

    AMORTIZATION OF GOODWILL (note 2)                                      --           --       38,021

    WRITE-DOWN OF GOODWILL (note 4)                                        --           --      222,169
                                                                    ---------    ---------    ---------

    NET LOSS FOR THE YEAR                                           $  (8,424)   $ (54,950)   $(308,524)
                                                                    ---------    ---------    ---------

    BASIC AND DILUTED LOSS PER SHARE
    Loss before amortization and write-down of goodwill             $   (0.13)   $   (0.87)   $   (0.80)
    Net loss                                                        $   (0.13)   $   (0.87)   $   (5.09)

    BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)        66,020       62,852       60,666

    DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
    (note 16)                                                          66,615       63,317       60,966

(1) STOCK-BASED COMPENSATION COSTS INCLUDED IN: (note 2)

    Cost of sales

                                                                    $      62    $      --    $      --
    Selling and administrative                                            265           --           --
    Net research and development                                          122           --           --
                                                                    ---------    ---------    ---------
                                                                    $     449    $      --    $      --
                                                                    =========    =========    =========

(2) Including inventory write-offs of nil, $4,121 and $18,463 for the years ended August 31, 2004, 2003 and 2002, respectively (note 4). The cost of sales is exclusive of amortization, shown separately.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           CONSOLIDATED STATEMENTS OF DEFICIT AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)

DEFICIT

                                                               YEARS ENDED AUGUST 31,
                                                         -----------------------------------
                                                              2004         2003         2002
                                                         ---------    ---------    ---------
BALANCE - BEGINNING OF YEAR                              $(371,788)   $(316,838)   $  (8,314)

ADD
Net loss for the year                                       (8,424)     (54,950)    (308,524)
                                                         ---------    ---------    ----------

BALANCE - END OF YEAR                                    $(380,212)   $(371,788)   $(316,838)
                                                         =========    =========    =========


CONTRIBUTED SURPLUS
                                                                YEARS ENDED AUGUST 31,
                                                         -----------------------------------
                                                              2004         2003         2002
                                                         ---------    ---------    ---------

BALANCE - BEGINNING OF YEAR                              $   1,519    $   1,487    $   1,457

ADD
Premium on resale of share capital                              18           32           30
Stock-based compensation costs (note 2)                        449           --           --
                                                         ---------    ---------    ---------

BALANCE - END OF YEAR                                    $   1,986    $   1,519    $   1,487
                                                         =========    =========    =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                                           YEARS ENDED AUGUST 31,
                                                                   -----------------------------------
                                                                        2004         2003         2002
                                                                   ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                              $  (8,424)   $ (54,950)   $(308,524)
Add (deduct) items not affecting cash
     Discount on short-term investments                                  197          (96)         197
     Stock-based compensation costs                                      449           --           --
     Inventory and tax credit write-offs                                  --        6,418       18,463
     Amortization                                                     10,015       10,886       55,568
     Impairment of long-lived assets and goodwill                        620        7,427      245,826
     Restructuring and other charges                                   1,261          512          741
     Future income taxes                                                  --       10,138      (13,397)
     Deferred revenue                                                  1,404          (24)        (106)
     Deferred grants                                                     154          817         (335)
                                                                   ---------    ---------    ---------

                                                                       5,676      (18,872)      (1,567)
Change in non-cash operating items
     Accounts receivable                                              (2,677)       3,957       15,406
     Income taxes and tax credits                                     (2,464)      13,489      (19,736)
     Inventories                                                       1,016        7,925        4,332
     Prepaid expenses                                                   (449)        (569)         356
     Accounts payable and accrued liabilities                           (351)        (349)      (7,470)
                                                                   ---------    ---------    ---------

                                                                         751        5,581       (8,679)
                                                                   ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                 (653,348)    (401,105)    (506,228)
Proceeds from disposal of short-term investments                     624,722      395,699      531,733
Additions to property, plant and equipment and intangible assets        (851)      (2,652)      (5,245)
Business combinations                                                   (241)      (1,867)      (9,756)
                                                                   ---------    ---------    ---------

                                                                     (29,718)      (9,925)      10,504
                                                                   ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                             (109)        (133)        (106)
Net proceeds of offering (note 13)                                    29,164           --           --
Share issue expenses                                                    (137)          --          (14)
Exercise of stock options                                                254           45           --
Redemption of share capital                                               (5)         (16)          (6)
Resale of share capital                                                   23           48           36
                                                                   ---------    ---------    ---------

                                                                      29,190          (56)         (90)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                         (430)         638         (336)
                                                                   ---------    ---------    ---------

CHANGE IN CASH                                                          (207)      (3,762)       1,399

CASH - BEGINNING OF YEAR                                               5,366        9,128        7,729
                                                                   ---------    ---------    ---------

CASH - END OF YEAR                                                 $   5,159    $   5,366    $   9,128
                                                                   =========    =========    =========

SUPPLEMENTARY INFORMATION
Interest paid                                                      $     408    $     417    $     269
Income taxes paid (recovered)                                      $     120    $ (10,351)   $   4,172


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


1     NATURE OF ACTIVITIES

      EXFO Electro-Optical Engineering Inc. ("EXFO") designs, manufactures and markets a comprehensive suite of test and measurement solutions for the global telecommunications industry. The Telecom Division, which represents the company's main business activity, offers integrated test solutions to network service providers, system vendors and optical component manufacturers. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors. EXFO sells its products in approximately 70 countries around the world.

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

      ACCOUNTING ESTIMATES

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

      REPORTING CURRENCY

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

      FOREIGN SUBSIDIARIES

      The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the monthly average exchange rate. Gains and losses resulting from such remeasurement are reflected in the statements of earnings.

      FORWARD EXCHANGE CONTRACTS

      Forward exchange contracts are utilized by the company in the management of its foreign currency exposure. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

      The company's forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales qualify for hedge accounting and foreign exchange translation gains and losses on these contracts, are recognized as an adjustment of the revenues when the corresponding sales are recorded.

      Realized and unrealized gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

      SHORT-TERM INVESTMENTS

      Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium. All investments with original maturity of three months or less that are not required for the purposes of meeting short-term cash commitments are classified as short-term investments.

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

                                                     TERM
      Land improvements                              5 years
      Buildings                                      25 years
      Equipment                                      2 to 10 years
      Leasehold improvements                         Remaining lease term

      INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION

      Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility. Intangible assets are amortized on a straight-line basis over their estimated useful lives of five years for core technology and four and ten years for software.

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

      Goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of the reporting unit exceeds its fair value. The fair value of a reporting unit is determined based on a combination of discounted future cash flows and a market approach. The amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and this loss is charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units and recorded impairment charges for goodwill in fiscal 2002 and 2003 (note 4).

      IMPAIRMENT OF LONG-LIVED ASSETS

      Long-lived assets are reviewed for impairment when events and circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value. The company assesses fair value of intangible assets based on discountinued future cash flows. The company recorded impairment charges for long-lived assets in fiscal 2002, 2003 and 2004 (note 4).

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      WARRANTY

      The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with extended warranties are charged to expense as incurred.

      REVENUE RECOGNITION

      For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

      For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided within one year of delivery; the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

      For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

      Delivery generally occurs when the product is handed over to a transporter for shipment.

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

      Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

      ADVERTISING COSTS

      Advertising costs are expensed as incurred.

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

      RESEARCH AND DEVELOPMENT EXPENSES

      All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

      As at August 31, 2004, the company had not deferred any development costs.

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

      The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. Since 2003, the company has recorded a full valuation allowance against future income tax assets (notes 4 and 15).

      EARNINGS PER SHARE

      Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

      Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year such as the company's stock options and restricted stock awards. This method requires that diluted earnings per share be calculated, using the treasury stock method, as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

     On September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants
     (CICA) handbook, "Hedging Relationship", which establishes new rules for designating, documenting and assessing the effectiveness of hedging relationships, such as the company's forward exchange contracts. Hedge accounting can only be applied if these new rules are met. Consequently, the company's forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of revenue when the corresponding sales are recorded.

     On September 1, 2003, the company prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in the financial statements for all forms of employee stock-based compensation using a fair value-based method. In fiscal 2004, the company granted 536,500 stock options to its employees with a weighted average exercise price of $3.94. The weighted average fair value of these stock options amounted to $2.73. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $449,000 in fiscal 2004.

     The company is required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for options granted in fiscal 2003. However, if the fair value-based method had been used to account for these costs, there would have been no impact on the net loss per share in fiscal 2004 and the pro forma net loss per share would have been $0.01 higher than the net loss per share in 2003.

     The fair value of options granted in fiscal 2004 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                                   YEAR ENDED
                                                                 AUGUST 31, 2004
                                                                 ---------------

    Risk-free interest rate                                                2.7%
    Expected volatility                                                    100%
    Dividend yield                                                          Nil
    Expected life                                                     49 months

     In July 2003, the CICA issued handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statements Presentation", which are effective for fiscal years beginning on or after October 1, 2003. Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The company will adopt these new standards on September 1, 2004 and it does not expect any significant impact on its financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      COMPARATIVE FIGURES

      Certain comparative figures were reclassified to conform to the current-year presentation.

3     BUSINESS COMBINATIONS

      In fiscal 2002 and 2003, the company completed business combinations in which it acquired significant intangible assets. The fair value allocated to these assets was based upon valuations performed in conjunction with these business combinations. Acquired goodwill, except the one from GNUBI COMMUNICATIONS L.P., is not deductible for income tax purposes.

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

      This acquisition was settled for a total consideration valued at $4,904,000 including acquisition-related costs of $162,000. The consideration paid consisted in $2,108,000 in cash (including a cash contingent consideration of $241,000, paid in fiscal 2004, based on EXFO Gnubi sales volume for the twelve months following the acquisition) and in the issuance of 1,479,290 subordinate voting shares, valued at $2,796,000.

      The cash contingent consideration was accounted for as an additional acquisition cost and was recognized as an additional cost of acquired core technology.

      The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula, being September 10, 2002

      This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business were included in the consolidated statement of earnings of the company since October 7, 2002, being the date of acquisition.

      During fiscal 2004, EXFO Gnubi's operations were consolidated with the parent company's operations in Montreal, Canada.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of net assets at the date of acquisition as follows:

     Assets acquired
         Current assets                                          $          755
         Property, plant and equipment                                      334
         Core technology                                                    750
     Current liabilities assumed                                           (134)
                                                                 --------------

     Net identifiable assets acquired                                     1,705

     Goodwill                                                             2,958
                                                                 --------------

     Purchase price                                                       4,663

     Less: Subordinate voting shares issued                               2,796
                                                                 --------------

     Cash paid on the date of acquisition                        $        1,867
                                                                 ==============

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

      This acquisition was accounted for using the purchase method and, consequently, the results of operations of EXFO Protocol were included in the consolidated statement of earnings of the company since November 2, 2001, being the date of acquisition.

      As at September 1, 2003, EXFO Protocol was merged with the parent company.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of net assets at the date of acquisition as follows:

      Assets acquired
          Current assets                                          $       6,040
          Property, plant and equipment                                   2,003
          In-process research and development                             1,400
          Core technology                                                 5,050
          Future income tax assets (note 4)                                 476
      Current liabilities assumed                                        (3,575)
                                                                  -------------

      Net identifiable assets acquired                                   11,394

      Goodwill (note 4)                                                  57,987
                                                                  -------------

      Purchase price                                                     69,381

      Less: Subordinate voting shares issued                             59,625
                                                                  -------------

      Cash paid, net of cash and cash equivalents acquired        $       9,756
                                                                  =============


4     SPECIAL CHARGES

      IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

      2002

      In May 2002, as part of its review of financial results, the company performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh Products Group Inc. ("EXFO Burleigh"), EXFO Photonic Solutions Inc. ("EXFO Photonic Solutions") and EXFO Protocol Inc. ("EXFO Protocol"). The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting the subsidiaries' industries and the decline in technology valuations. The growth prospects for those subsidiaries were significantly lower than previously expected and less than those of historical periods, and the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, the company concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and it recorded a charge of $222,169,000 to write down a significant portion of goodwill and a pre-tax charge of $23,657,000 to write down a significant portion of acquired core technology. Of the total impairment loss of $245,826,000, $125,017,000 was related to EXFO Burleigh for goodwill and acquired core technology, $71,508,000 was related to EXFO Photonic Solutions for goodwill and acquired core technology, and $49,301,000 was related to EXFO Protocol for goodwill.

      The impairment loss was calculated based upon the then-existing accounting rules and represented the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since the company had distinct cash flows for each of them and because they were not fully integrated into the

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      company's activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.

      2003

      In May 2003, the company performed its annual impairment test on goodwill for all its reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting the subsidiaries' industries, the company reviewed the carrying value of intangible assets related to these reporting units, consisting primarily of acquired core technology.

      As a result of this assessment, the company concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions was impaired and it recorded a charge of $4,505,000 to write down goodwill and a pre-tax charge of $2,922,000 to write down acquired core technology. Of the total impairment loss of $7,427,000, $6,872,000 was related to EXFO Burleigh for goodwill and acquired core technology, and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

      For the purposes of estimating the fair values, the company used a combination of discounted future cash flows and a market approach (sales multiples). The discounted future cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20% and annual growth rates ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3.

      The assumptions supporting the estimated fair values and undiscounted future cash flows, including industry conditions, reflected management's best estimates.

      2004

      In fiscal 2004, the company reviewed the carrying value of one of its buildings that was put up for sale and it concluded that the building was impaired. The company recorded an impairment charge of $620,000, representing the excess of the net carrying value of the building over its expected selling price. The building did not meet the criteria of CICA handbook section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" because it was not available for immediate sale in its existing condition. Consequently, it was not shown as a long-lived asset held for sale in the balance sheet as at August 31, 2004. This building reports to the Telecom Division.

      RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

      During fiscal 2002, the company implemented restructuring plans to reduce its costs. Under these plans, the company recorded charges of $2,880,000, including $2,012,000 in severance expenses for the 350 employees who were terminated throughout the company and $868,000 for impaired long-lived assets. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2002. Furthermore, the company recorded $18,463,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      During fiscal 2003, the company implemented an additional restructuring plan to realign its cost structure to market conditions. Under that plan, the company recorded additional charges of $4,134,000, including $2,767,000 in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities. Those charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2003. In addition, the company recorded $4,121,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year.

      During fiscal 2004, the company approved a restructuring plan to consolidate EXFO Burleigh's operations, transferring them mainly to EXFO Photonic Solutions facilities in Toronto. The consolidation process started in August 2004 and should extend into the first two quarters of fiscal 2005. EXFO Burleigh's operations and assets reported to the Photonics and Life Sciences Division and all expenses related to this consolidation process also report to this division.

      Management estimates that the overall costs to be incurred under this plan should amount to $2,700,000. From this amount, $772,000, representing severance expenses, was recorded in fiscal 2004 for the layoff of all employees of EXFO Burleigh. In addition, in fiscal 2004, the company recorded an impairment charge of $1,261,000, mainly for the building. Management expects to incur most of the remaining $667,000 during the first two quarters of fiscal 2005 for different types of consolidation expenses such as training, recruiting and other special termination benefits.

      The EXFO Burleigh building is for sale in its present condition and management expects to sell the property within the next twelve months. Consequently, in accordance with section 3475 of the handbook, it was shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment charge for the building represents the company's best estimate of its selling price based upon the municipal valuation. Starting September 1, 2004, the building will cease to be amortized.

      In fiscal 2004, we incurred expenses totaling $2,033,000 in relation to this plan. This amount was recorded in the restructuring and other charges in the statement of earnings for the year ended August 31, 2004.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      The following table summarizes the restructuring charges payable activity since August 31, 2001:

YEAR ENDED AUGUST 31, 2004

                                    BALANCE AS AT                                             BALANCE AS AT
                                      AUGUST 31,                                                AUGUST 31,
                                        2003         ADDITIONS     PAYMENTS  ADJUSTMENTS          2004
                                     ------------    ---------     --------  -----------      -------------
      FISCAL 2004 PLAN
      Severance expenses             $    --          $   772      $  (305)      $    --       $   467
                                     -------          -------      -------       -------       -------
                                          --              772         (305)           --           467
                                     -------          -------      -------       -------       -------

      FISCAL 2003 PLAN
      Severance expenses               1,233               --         (870)         (254)          109
      Exited leased facilities           748               --         (362)           --           386
      Other                              295               --          (90)           (8)          197
                                     -------          -------      -------       -------       -------
                                       2,276               --       (1,322)         (262)          692
                                     -------          -------      -------       -------       -------

      FISCAL 2002 PLANS
      Other                               68               --          (68)           --            --
                                     -------          -------      -------       -------       -------
                                          68               --          (68)           --            --
                                     -------          -------      -------       -------       -------

      Fiscal 2001 plan
      Exited leased facilities           124               --          (72)          (42)           10
                                     -------          -------      -------       -------       -------
                                         124               --          (72)          (42)           10
                                     -------          -------      -------       -------       -------

      Total for all plans (note 9)   $ 2,468          $   772      $(1,767)      $  (304)      $ 1,169
                                     =======          =======      =======       =======       =======


      YEAR ENDED AUGUST 31, 2003

                                     BALANCE AS AT                                           BALANCE AS AT
                                       AUGUST 31,                                              AUGUST 31,
                                        2002          ADDITIONS    PAYMENTS    ADJUSTMENTS        2003
                                     -------------   ----------    --------    -----------   ------------
      FISCAL 2003 PLAN
      Severance expenses             $    --          $ 2,767      $(1,534)      $    --       $ 1,233
      Exited leased facilities            --              855         (107)           --           748
      Other                               --              512         (217)           --           295
                                     -------          -------      -------       -------       -------
                                          --            4,134       (1,858)           --         2,276
                                     -------          -------      -------       -------       -------

      FISCAL 2002 PLANS
      Severance expenses                 231               --         (231)           --            --
      Other                               68               --           --            --            68
                                     -------          -------      -------       -------       -------
                                         299               --         (231)           --            68
                                     -------          -------      -------       -------       -------

      FISCAL 2001 PLAN
      Exited leased facilities           483               --         (359)           --           124
                                     -------          -------      -------       -------       -------
                                         483               --         (359)           --           124
                                     -------          -------      -------       -------       -------

      Total for all plans (note 9)   $   782          $ 4,134      $(2,448)      $    --       $ 2,468
                                     =======          =======      =======       =======       =======

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      YEAR ENDED AUGUST 31, 2002

                                 BALANCE AS AT                                            BALANCE AS AT
                                   AUGUST 31,                                               AUGUST 31,
                                    2001        ADDITIONS     PAYMENTS      ADJUSTMENTS         2002
                                 -------------  ---------     --------      -----------   -------------
      FISCAL 2002 PLANS
      Severance expenses         $    --          $ 2,012      $(1,781)        $    --       $   231
      Other                           --              868         (800)             --            68
                                 -------          -------      -------         -------       -------
                                      --            2,880       (2,581)             --           299
                                 -------          -------      -------         -------       -------

      FISCAL 2001 PLAN
      Severance expenses             372               --         (372)             --            --
      Exited leased facilities       858               --         (375)             --           483
                                 -------          -------      -------         -------       -------
                                   1,230               --         (747)             --           483
                                 -------          -------      -------         -------       -------

      Total for all plans        $ 1,230          $ 2,880      $(3,328)        $    --       $   782
                                 =======          =======      =======         =======       =======

      FUTURE INCOME TAX ASSETS AND RESEARCH AND DEVELOPMENT TAX CREDITS

      During fiscal 2003, the company reviewed the carrying value of its future income tax assets and its research and development tax credits. Considering market conditions and because the company recorded losses in fiscal 2002 and 2003, it concluded that it was more likely than not that its future income tax assets and some of its non-refundable research and development tax credits were not recoverable and that a full valuation allowance and a write-off were required. Accordingly, the company recorded a full valuation allowance of $28,385,000 against its future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh and wrote off $2,297,000 in non-refundable research and development tax credits related to EXFO Protocol. The valuation allowance was included in the income taxes in the statement of earnings for the year ended August 31, 2003 (note 15). Research and development tax credit write-offs were included in the net research and development expenses in the statement of earnings for that same year (note 14).


5     INVENTORIES

                                                          AS AT AUGUST 31,
                                                  ------------------------------

                                                          2004             2003
                                                  -------------    -------------

      Raw materials                               $      7,244     $      8,188
      Work in progress                                   1,370            1,022
      Finished goods                                     6,757            6,392
                                                  -------------    -------------

                                                  $     15,371     $     15,602
                                                  ============     ============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


6     PROPERTY, PLANT AND EQUIPMENT

                                                                                AS AT AUGUST 31,
                                                 --------------------------------------------------------------------------------
                                                                 2004                                      2003
                                                 --------------------------------------    --------------------------------------
                                                                           ACCUMULATED                               ACCUMULATED
                                                           COST           AMORTIZATION               COST           AMORTIZATION
                                                 ---------------    -------------------    ---------------    -------------------
      Land and land improvements                 $        2,868     $              558     $        3,323     $              350
      Buildings                                           8,311                  1,699             11,177                  1,784
      Equipment                                          29,110                 23,422             27,800                 19,099
      Leasehold improvements                              2,110                  1,278              1,837                  1,042
                                                 ---------------    -------------------    ---------------    -------------------
                                                         42,399     $           26,957             44,137     $           22,275
                                                                    ===================                       ===================
      Less:
          Accumulated amortization                       26,957                                    22,275
                                                 ---------------                           ---------------
                                                 $       15,442                            $       21,862
                                                 ===============                           ===============

      As at August 31, 2003 and 2004, unpaid purchases of property, plant and equipment amounted to $156,000 and $358,000, respectively.

      The net carrying value of property, plant and equipment as at August 31, 2003 included $2,867,000 for the EXFO Burleigh building shown as a long-lived asset held for sale as at August 31, 2004 (note 4).


7     INTANGIBLE ASSETS AND GOODWILL

      The net carrying value of intangible assets is comprised of the following:

                                                                      AS AT AUGUST 31,
                                                                  ---------------------------
                                                                       2004            2003
                                                                  -----------    ------------
      Software, net of accumulated amortization of $3,482
      ($2,691 in 2003)                                            $   2,365      $    3,069
      Core technology, net of accumulated amortization of
      $25,733 ($20,986 in 2003)                                       7,082          10,778
                                                                  -----------    ------------
                                                                  $   9,447      $   13,847
                                                                  ===========    ============

      Amortization expenses for intangible assets in each of the next five fiscal years will be $4,550,200 in 2005, $2,825,600 in 2006, $735,600 in
      2007, $315,900 in 2008 and $296,200 in 2009.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      Changes in the net carrying value of goodwill are as follows:

                                                        AS AT AUGUST 31,
                                                    ---------------------------
                                                         2004            2003
                                                    -----------    ------------
      Balance - Beginning of year                   $  17,673      $   17,576
      Business combination (note 3)                        --           2,958
      Write-down (note 4)                                  --          (4,505)
      Foreign currency translation adjustment             720           1,644
                                                    -----------    ------------
      Balance - End of year                         $  18,393      $   17,673
                                                    ===========    ============


8     CREDIT FACILITIES

      The company has a line of credit which provides for advances of up to Cdn$10,000,000 (US$7,595,000). This line of credit, which is renewable annually, bears interest at prime rate (prime rate in 2003). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company were pledged as collateral against this line of credit. As at August 31, 2004, an amount of Cdn$3,737,000 (US$2,838,000) is reserved from this line of credit for letters of guarantee and forward exchange contracts.


9     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                          AS AT AUGUST 31,
                                                    ---------------------------
                                                         2004            2003
                                                    -----------    ------------

      Trade                                         $   4,484      $    4,227
      Salaries and social benefits                      3,932           3,462
      Warranty                                            390             687
      Restructuring charges (notes 4 and 19)            1,169           2,468
      Other                                             1,418           1,182
                                                    -----------    ------------
                                                    $  11,393      $   12,026
                                                    ===========    ============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


Changes in the warranty provision are as follows:

                                                        AS AT AUGUST 31,
                                                    ---------------------------
                                                         2004            2003
                                                    -----------    ------------
      Balance - Beginning of year                   $     687      $      849
      Provision                                           564             520
      Settlement                                         (889)           (749)
      Foreign currency translation adjustment              28              67
                                                    -----------    ------------
      Balance - End of year                         $     390      $      687
                                                    ===========    ============


10    LONG-TERM DEBT

                                                        AS AT AUGUST 31,
                                                    ---------------------------
                                                         2004            2003
                                                    -----------    ------------

      Loans collateralized by equipment, bearing
          interest at 9.6%, repayable in monthly
          instalments of $13,000 including
          principal and interest, maturing in 2008  $     453      $      563

      Less: Current portion                               121             110
                                                    -----------    ------------
                                                    $     332      $      453
                                                    ===========    ============

      As at August 31, 2004, minimum principal repayments required in each of the next four years will amount to $121,000 in 2005, $135,000 in 2006, $146,000 in 2007 and $51,000 in 2008.


11    COMMITMENTS

      The company entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. As at August 31, 2004, minimum rentals payable under these operating leases in each of the next five years will amount to $938,000 in 2005, $875,000 in 2006, $780,000 in 2007, $484,000 in 2008 and $467,000 in 2009. As at August 31,
      2004, the total commitment under these operating leases amounts to $4,382,000.

      For the years ended August 31, 2002, 2003 and 2004, rental expenses amounted to $1,936,000, $1,718,000 and $1,219,000, respectively (note 19).

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


12    CONTINGENCIES

      On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the "IPO Litigations"). This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

      On April 19, 2002, the plaintiffs filed two amended complaints: one containing master allegations against all of the underwriters in the IPO Litigations, and the other containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters;
      (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

      In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. The Court granted the company's motion to dismiss the claims against it under
      Section 11 of the Securities Act. The Court denied the company's motion to dismiss the claims against it under Rule 10b-5. In October 2002, the claims against its officers were dismissed without prejudice pursuant to the terms of the Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

      In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

      Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2004.

      As at August 31, 2004, the company has outstanding letters of guarantee of Cdn$1,273,000 (US$967,000), which expire at various dates through fiscal 2008 and that were reserved from the line of credit.


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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      The following table summarizes the share capital activity since August 31, 2001:

                                                     MULTIPLE VOTING SHARES          SUBORDINATE VOTING SHARES
                                               ---------------------------------  -------------------------------
                                                        NUMBER          AMOUNT           NUMBER          AMOUNT     TOTAL AMOUNT
                                               ---------------------------------  -------------------------------  --------------
       Balance as at August 31, 2001                37,900,000   $           1       19,046,080   $     429,994    $     429,995

          Business combination (note 3)                     --              --        4,374,573          59,625           59,625
          Exercise of stock awards                          --              --          144,532              --               --
          Redemption                                        --              --           (7,022)             (6)              (6)
          Resale                                            --              --            7,022               6                6
          Share issue expenses                              --              --               --              (9)              (9)
                                               ----------------  ---------------  --------------- ---------------  --------------
       Balance as at August 31, 2002                37,900,000               1       23,565,185         489,610          489,611

          Business combination (note 3)                     --              --        1,479,290           2,796            2,796
          Exercise of stock options                         --              --           25,498              45               45
          Exercise of stock awards                          --              --           69,935              --               --
          Redemption                                        --              --          (21,515)            (16)             (16)
          Resale                                            --              --           21,515              16               16
                                               ----------------  ---------------  --------------- ---------------  --------------
       Balance as at August 31, 2003                37,900,000               1       25,139,908         492,451          492,452

          Public offering (1)                               --              --        5,200,000          29,164           29,164
          Exercise of stock options                         --              --          111,071             254              254
          Exercise of stock awards                          --              --           89,504              --               --
          Redemption                                        --              --           (5,340)             (5)              (5)
          Resale                                            --              --            5,340               5                5
          Share issue expenses                              --              --               --            (137)            (137)
                                               ----------------  ---------------  --------------- ---------------  --------------
       Balance as at August 31, 2004                37,900,000   $           1       30,540,483   $     521,732    $     521,733
                                               ================  ===============  =============== ===============  ==============

(1) On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (Cdn$38,438,400), after deduction of underwriting commission of $1,215,000 (Cdn$1,601,000). The net proceeds of this offering were invested in commercial paper that is presented in the short-term investments in the balance sheet (note 17).

      STOCK PURCHASE PLAN

      The company's stock purchase plan terminated at the time of the initial public offering, being June 29, 2000. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. All 707,264 shares issued under that plan, which were restricted as to sale and transferability for a period of at least five years from the date of acquisition, were released in fiscal 2004.

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

      The maximum number of subordinate voting shares issuable under the plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual cannot exceed 5% of the number of outstanding subordinate voting shares. The exercise price is the market price of the common shares on the date of grant. Options granted under the plan generally expire ten years from the date of grant. Options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

      The following table summarizes stock option activity since August 31, 2001:

                                                                          YEARS ENDED AUGUST 31,
                                         -------------------------------------------------------------------------------------------
                                                     2004                           2003                          2002
                                         -----------------------------  ----------------------------- ------------------------------
                                                            WEIGHTED                       WEIGHTED                      WEIGHTED
                                                             AVERAGE                        AVERAGE                       AVERAGE
                                                            EXERCISE                       EXERCISE                      EXERCISE
                                               NUMBER          PRICE          NUMBER          PRICE         NUMBER          PRICE

       Outstanding - Beginning of year      3,176,613    $        15       2,597,574    $        22      2,414,231   $         28
           Granted                            536,500              4       1,268,450              2      1,039,805             10
           Exercised                         (111,071)            (2)        (25,498)            (2)            --             --
           Forfeited                         (667,524)           (15)       (663,913)           (17)      (856,462)           (25)
                                         -------------   -------------  -------------   ------------- -------------  ---------------
       Outstanding - End of year            2,934,518    $        14       3,176,613    $        15      2,597,574   $         22
                                         -------------   -------------  -------------   ------------- -------------  ---------------
       Exercisable - End of year            1,331,707    $        21       1,068,595    $        22        512,161   $         28
                                         =============   =============  =============   ============= =============  ===============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      The following table summarizes information about stock options as at August 31, 2004:

                                      STOCK OPTIONS OUTSTANDING                                STOCKS OPTIONS EXERCISABLE
                           --------------------------------------------------            ----------------------------------
                                                                    WEIGHTED
                                                 WEIGHTED            AVERAGE                                      WEIGHTED
                                                  AVERAGE          REMAINING                                       AVERAGE
       EXERCISE PRICE             NUMBER   EXERCISE PRICE   CONTRACTUAL LIFE                    NUMBER      EXERCISE PRICE

       $1.58 to $2.16            653,254     $       1.58          8.1 years                   118,900     $          1.58
       $2.59 to $3.63            436,250             3.44          9.0 years                    63,208                3.39
       $4.65 to $5.65            223,979             4.77          9.3 years                    13,240                5.65
       $9.13 to $12.69           567,396            10.10          7.2 years                   283,698               10.10
       $19.19 to $27.80          785,608            24.05          6.2 years                   651,629               24.24
       $34.07 to $45.94          216,601            44.38          6.0 years                   162,459               44.38
       $56.74                     51,430            56.74          6.0 years                    38,573               56.74
                             ------------    -------------  -----------------              ------------    ----------------
                               2,934,518     $      13.89          7.5 years                 1,331,707     $         21.43
                             ============    =============  =================              ============    ================

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

      The following table summarizes restricted stock awards activity since August 31, 2001:

                                                               YEARS ENDED AUGUST 31,
                                                    ------------------------------------------
                                                         2004           2003            2002
                                                    -----------    -----------    ------------
       Outstanding - Beginning of year                 143,096        215,249         359,781
           Granted                                          --             --              --
           Exercised                                   (89,504)       (69,935)       (144,532)
           Forfeited                                        --         (2,218)             --
                                                    -----------    -----------    ------------
       Outstanding - End of year                        53,592        143,096         215,249
                                                    ===========    ===========    ============
       Exercisable - End of year                            --             --              --
                                                    ===========    ===========    ============

      As at August 31, 2004, the weighted average remaining contractual life of the outstanding restricted stock awards was four months.

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

      Considering the market price of the common shares of $4.36 as at August 31, 2004, compensation cost for those stock appreciation rights was nominal as at August 31, 2004.

      The following table summarizes stock appreciation rights activity since August 31, 2001:

                                                                           YEARS ENDED AUGUST 31,
                                        ----------------------------------------------------------------------------------------
                                                    2004                           2003                          2002
                                        --------------------------    ---------------------------    ---------------------------
                                                         WEIGHTED                       WEIGHTED                       WEIGHTED
                                                          AVERAGE                        AVERAGE                        AVERAGE
                                                         EXERCISE                       EXERCISE                       EXERCISE
                                             NUMBER         PRICE          NUMBER          PRICE          NUMBER          PRICE
       Outstanding - Beginning of year        9,000   $        24          10,000    $        26          22,400    $        30
           Granted                            6,000             5           5,000              2           1,000             12
           Forfeited                         (2,000)           19          (6,000)            (9)        (13,400)           (31)
                                        ------------  ------------    ------------   ------------    ------------   ------------
       Outstanding - End of year             13,000   $        16           9,000    $        24          10,000    $        26
                                        ============  ============    ============   ============    ============   ============
       Exercisable - End of year              4,250   $        30           3,500    $        30           2,250    $        27
                                        ============  ============    ============   ============    ============   ============

      The following table summarizes information about stock appreciation rights as at August 31, 2004:

                                                        STOCK APPRECIATION                       STOCK APPRECIATION
                                                        RIGHTS OUTSTANDING                       RIGHTS EXERCISABLE
                                                  -----------------------------------          ---------------------
                                                                    WEIGHTED AVERAGE
                                                                           REMAINING
       EXERCISE PRICE                                   NUMBER      CONTRACTUAL LIFE                    NUMBER
       $2.10                                             2,000             8.6 years                       500
       $4.65                                             6,000             9.6 years                        --
       $22.25                                            2,500             6.4 years                     1,875
       $45.94                                            2,500             6.0 years                     1,875
                                                  -------------     -----------------          ---------------------
                                                        13,000             8.1 years                     4,250
                                                  =============     =================          =====================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


14    OTHER DISCLOSURES

      NET RESEARCH AND DEVELOPMENT EXPENSES

      Net research and development expenses comprise the following:

                                                                YEARS ENDED AUGUST 31,
                                                       -------------------------------------
                                                            2004         2003          2002
                                                       ----------  -----------  ------------
       Gross research and development expenses         $  15,668   $   17,133   $    17,005
       Research and development tax credits and grants    (3,278)      (3,551)       (4,223)
       Research and development tax credit write-offs
       (note 4)                                               --        2,297            --
                                                       ----------  -----------  ------------
                                                       $  12,390   $   15,879   $    12,782
                                                       ==========  ===========  ============

      All tax credits written off can be carried forward against future years' income taxes payable over the next nine years.

      OTHER GRANTS AND TAX CREDITS

      During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$456,000) towards interest costs incurred over the period from January 1, 1998, through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,686,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

      The above grants are subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or repayment of amounts received by the company. Since the beginning of this program, the company has received the maximum amount of Cdn$2,820,000 (US$2,142,000), of which Cdn$1,370,000
      (US$1,040,000) was credited to earnings, the balance of Cdn$1,450,000 (US$1,102,000) was included in deferred grants in the balance sheet.

      Furthermore, since 2000, companies operating in the Quebec City area are eligible for a refundable tax credit granted by the Quebec provincial government. This credit is earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has received a total of Cdn$5,679,000 (US$4,313,000) under this program, of which Cdn$4,905,000 (US$3,725,000)
      was credited to earnings, the balance of Cdn$774,000 (US$588,000) was included in deferred grants in the balance sheet. The deferred grants will be recognized in the statement of earnings upon the final approval of eligible salaries by the sponsor of the program.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      Should repayments of any amounts received pursuant to these agreements be required, such repayments, less related deferred revenue, if any, will be charged to earnings as the amount of any repayment becomes known.

      Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings of the reporting years.

      Cost of sales for the years ended August 31, 2002, 2003 and 2004, is net of government grants of $546,000, $518,000 and $3,000, respectively.

      Selling and administrative expenses for the years ended August 31, 2002, 2003 and 2004, are net of government grants of $213,000, $286,000 and $5,000, respectively.

      Research and development expenses for the years ended August 31, 2002, 2003 and 2004, are net of government grants of $333,000, $45,000 and $80,000, respectively.

      DEFINED CONTRIBUTION PLANS

      The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

      o    Deferred profit-sharing plan

           The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. From June 2002 to December 2002, the company suspended its contributions to the plan as part of its cost-reduction efforts. Contributions to this plan for the years ended August 31, 2002, 2003 and 2004, amounted to Cdn$136,000 (US$86,000), Cdn$93,000 (US$63,000) and Cdn$141,000 (US$106,000),
           respectively.

      o    401K plan

           The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. During the years ended August 31, 2002, 2003 and 2004, the company recorded contributions totaling $317,000, $253,000 and $187,000, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


15    INCOME TAXES

      The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

                                                                                      YEARS ENDED AUGUST 31,
                                                                            ------------------------------------------
                                                                                2004             2003            2002
                                                                            --------         --------         --------
       Income tax provision at combined Canadian federal and provincial
           statutory tax rate (32% in 2004, 34% in 2003 and 36% in 2002)    $ (3,011)        $(13,563)        $(26,563)

       Increase (decrease) due to:
       Manufacturing and processing deduction                                      6              307              525
       Foreign income taxed at different rates                                  (767)            (999)          (1,101)
       Non-taxable income                                                       (128)            (298)            (143)
       Non-deductible expenses                                                 1,205            1,609              334
       Tax deductions                                                           (169)             (80)            (518)
       Reduction of Canadian federal statutory tax rate                          274               92              168
       Effect of consolidation of subsidiaries                                (1,384)             184            1,325
       Previous year tax recovery upon a tax assessment                       (1,406)            (645)              --
       Other                                                                     440               67              522
       Change in valuation allowance                                           3,954           28,385               --
                                                                            --------         --------         --------
                                                                            $   (986)        $ 15,059         $(25,451)
                                                                            ========         ========         ========
       The income tax provision consists of the following:
       Current
           Canadian                                                         $   (577)        $  4,829         $(10,816)
           United States                                                          --             (247)          (1,232)
           Other                                                                (409)             339               (6)
                                                                            --------         --------         --------
                                                                                (986)           4,921          (12,054)
       Future
           Canadian                                                           (1,104)         (13,553)          (4,475)
           United States                                                      (2,448)          (4,307)          (8,694)
           Other                                                                (402)            (387)            (228)
                                                                            --------         --------         --------
                                                                              (3,954)         (18,247)         (13,397)
       Valuation allowance
           Canadian                                                            1,104           20,359               --
           United States                                                       2,448            7,374               --
           Other                                                                 402              652               --
                                                                            --------         --------         --------
                                                                               3,954           28,385               --
                                                                            --------         --------         --------
                                                                            $   (986)        $ 15,059         $(25,451)
                                                                            ========         ========         ========
       Details of the company's income taxes:
           Loss before income taxes and amortization and write-down of goodwill
               Canadian                                                     $ (7,740)        $(20,449)        $(47,431)
               United States                                                  (5,879)         (13,116)         (28,228)
               Other                                                           4,209           (6,326)           1,874
                                                                            --------         --------         --------
                                                                            $ (9,410)        $(39,891)        $(73,785)
                                                                            ========         ========         ========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      Significant components of the company's future income tax assets and liabilities are as follows:

                                                         AS AT AUGUST 31,
                                                    --------------------------
                                                          2004           2003
                                                    -----------   ------------
       Future income tax assets
           Long-lived assets                        $    3,291    $     2,053
           Provisions and accruals                       8,755          9,786
           Government grants                               188            185
           Deferred revenue                                336            140
           Share issue expenses                            657          1,434
           Research and development expenses             5,064          3,621
           Losses carried forward                       15,110         13,770
                                                    -----------   ------------
                                                        33,401         30,989
       Valuation allowance                             (32,613)       (28,846)
                                                    -----------   ------------
                                                    $      788    $     2,143
                                                    ===========   ============
       Future income tax liabilities
           Long-lived assets                        $        -    $    (1,614)
           Research and development tax credits           (788)          (497)
           Provisions and accruals                           -            (32)
                                                    -----------   ------------
                                                          (788)        (2,143)
                                                    -----------   ------------
       Future income tax assets, net                $       --    $        --
                                                    ===========   ============

      As at August 31, 2004, the company had available operating losses in several tax jurisdictions, against which a full valuation allowance was established. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

                                     CANADA                       UNITED STATES
      YEAR OF EXPIRY         FEDERAL          PROVINCIAL              AND OTHER
                       --------------       -------------       ----------------

      2005             $     643,000        $    955,000        $             -
      2006                   199,000             199,000                      -
      2007                 1,544,000           1,609,000                207,000
      2008                 4,278,000           4,313,000              1,916,000
      2009                 5,346,000           3,256,000                575,000
      2010                 3,802,000           1,996,000                      -
      2014                   182,000                   -                      -
      2022                         -                   -              9,044,000
      2023                         -                   -             11,943,000
      2024                         -                   -              6,225,000
      Indefinite             631,000                   -              1,651,000
                       --------------       -------------       ----------------
                       $  16,625,000        $ 12,328,000        $    31,561,000
                       ==============       =============       ================

      Also, as at August 31, 2004, the company had available research and development expenses in Canada amounting to $16,110,000 at the federal level and $16,600,000 at the provincial level,

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      against which a full valuation allowance was established. These expenses can be carried forward indefinitely against future years' taxable income in their respective tax jurisdiction.

16    LOSS PER SHARE

      The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

                                                                                      YEARS ENDED AUGUST 31,
                                                                          ---------------------------------------------
                                                                                  2004            2003            2002
                                                                          -------------   -------------   -------------
       Basic weighted average number of shares outstanding (000's)              66,020          62,852          60,666
       Dilutive effect of stock options (000's)                                    502             301              31
       Dilutive effect of restricted stock awards (000's)                           93             164             269
                                                                          -------------   -------------   -------------

       Diluted weighted average number of shares outstanding (000's)            66,615          63,317          60,966
                                                                          =============   =============   =============

       Stock options excluded from the calculation of the diluted weighted average number of shares because their exercise
           price was greater than the average market price of the
           common shares (000's)                                                 2,128           2,533           2,734
                                                                          =============   =============   =============

      The diluted loss per share for the years ended August 31, 2002, 2003 and 2004, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


17    FINANCIAL INSTRUMENTS

      SHORT-TERM INVESTMENTS

      Short-term investments consist of the following:

                                                                                               AS AT AUGUST 31,
                                                                                        ------------------------------
                                                                                               2004              2003
                                                                                        ------------      ------------
       Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 2.00% to 2.14% in 2004 and 2.65% to 3.10% in
            2003, maturing on different dates between October 2004 and
            January 2005 in fiscal 2004, and October 2003 and January 2004
            in fiscal 2003                                                              $     65,359      $    52,010
       Mutual funds denominated in Canadian dollars                                           18,610                -
                                                                                        ------------      ------------
                                                                                        $     83,969      $    52,010
                                                                                        ============      ============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      FAIR VALUE

      Cash, accounts receivable, accounts payable and accrued liabilities and long-term debt are financial instruments whose carrying values approximate their fair values.

      The fair value of short-term investments, based on market value, amounted to $52,010,000 and $83,969,000 as at August 31, 2003 and 2004,
      respectively.

      The fair value of forward exchange contracts, based on the current trading value, amounted to Cdn$18,550,000 and Cdn$20,371,000 as at August 31, 2003 and 2004, respectively.

      CREDIT RISK

      Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

      Due to the geographic distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $568,000 and $510,000 as at August 31, 2003 and 2004, respectively.

      INTEREST RATE RISK

      As at August 31, 2004, the company's exposure to interest rate risk is summarized as follows:

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      FORWARD EXCHANGE CONTRACTS

      The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2003 and 2004, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                   CONTRACTUAL              WEIGHTED AVERAGE
                                                       AMOUNTS     CONTRACTUAL FORWARD RATES
                                                 --------------    -------------------------
       As at August 31, 2003
           September 2003 to August 2004         $       6,470                        1.5869
           September 2004 to August 2005                 6,680                        1.5647
       As at August 31, 2004
           September 2004 to August 2005         $       7,480                        1.5427
           September 2005 to March 2007                  8,400                        1.3622

      As at August 31, 2003 and 2004, these forward exchange contracts generated deferred unrealized gains of US$1,800,000 and US$1,500,000, respectively. Deferred unrealized gains were calculated using year-end exchange rates of Cdn$1.3851 = US$1.00 and Cdn$1.3167 = US$1.00 in fiscal 2003 and 2004, respectively.


18    SEGMENT INFORMATION

      In September 2003, the company reorganized its business under two reportable segments: the Telecom Division and the Photonics and Life Sciences Division. The Telecom Division offers integrated test solutions to network service providers, system vendors and component manufacturers throughout the global telecommunications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired core telecom technologies for high-tech industrial manufacturing and research markets.

      EXFO's President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Each reportable segment is managed separately. Earnings (loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

      Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


     The following tables present information by segment:

                                                                          YEAR ENDED AUGUST 31, 2004
                                                --------------------------------------------------------------------------------
                                                                                 PHOTONICS AND LIFE
                                                     TELECOM DIVISION             SCIENCES DIVISION               TOTAL
                                                ---------------------------    ------------------------    ---------------------
         Sales                                  $               58,882         $             15,748        $        74,630
         Loss from operations                   $               (5,557)        $             (5,013)       $       (10,570)
         Unallocated items:
         Interest and other income                                                                                   1,438
         Foreign exchange loss                                                                                        (278)
                                                                                                           ---------------------

         Loss before income taxes                                                                                   (9,410)
         Income taxes                                                                                                 (986)
                                                                                                           ---------------------

         Net loss for the year                                                                             $        (8,424)
                                                                                                           =====================

         Amortization of capital assets         $                6,643         $              3,372        $        10,015
                                                ===========================    ========================    =====================

         Stock-based compensation costs         $                  417         $                 32        $           449
                                                ===========================    ========================    =====================

         Capital expenditures                   $                  607         $                244        $           851
                                                ===========================    ========================    =====================


                                                                          YEAR ENDED AUGUST 31, 2003
                                                --------------------------------------------------------------------------------
                                                                                 PHOTONICS AND LIFE
                                                     TELECOM DIVISION             SCIENCES DIVISION               TOTAL
                                                ---------------------------    ------------------------    ---------------------

         Sales                                  $               48,753         $             13,177        $        61,930

                                                                          YEAR ENDED AUGUST 31, 2002
                                                --------------------------------------------------------------------------------
                                                                                 PHOTONICS AND LIFE
                                                     TELECOM DIVISION             SCIENCES DIVISION               TOTAL
                                                ---------------------------    ------------------------    ---------------------

         Sales                                  $               54,452         $             13,878        $        68,330



      Comparative information for the loss from operations and related information as well as capital expenditures is not provided for each reportable segment because this information is not available and is impracticable to determine.

                                                                                               AS AT AUGUST 31,
                                                                                  ----------------------------------------------
                                                                                         2004                    2003
                                                                                  ----------------------  ----------------------
      TOTAL ASSETS
          Telecom Division                                                        $           59,463      $           59,466
          Photonics and Life Sciences Division                                                15,915                  22,032
          Unallocated assets                                                                  97,413                  64,756
                                                                                  ----------------------  ----------------------

                                                                                  $          172,791      $          146,254
                                                                                  ======================  ======================

      Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

      As at August 31, 2004, the net carrying value of goodwill that reported to the Telecomunication test Division and the Photonics and Life Sciences Division amounted to $14,530,000 and $3,863,000, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      Sales to external customers by geographic region are detailed as follows:

                                                                                         YEARS ENDED AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2004               2003               2002
                                                                          -----------------  -----------------  -----------------
       United States                                                      $        40,019    $        31,561    $        35,129
       Canada                                                                       5,818              4,806              3,971
       Latin America                                                                3,547              4,467              2,581
                                                                          -----------------  -----------------  -----------------

                                                                                   49,384             40,834             41,681
       Europe, Middle East and Africa                                              13,706             11,092             13,678
       Asia-Pacific                                                                11,540             10,004             12,971
                                                                          -----------------  -----------------  -----------------

                                                                          $        74,630    $        61,930    $        68,330
                                                                          =================  =================  =================

      Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2002 and 2004, one customer represented more than 10% of sales with 10.2% of sales ($6,965,000) in fiscal 2002 and 13.8% of sales ($10,325,000) in fiscal 2004. In fiscal 2003, no single customer accounted for 10% of sales or more. For fiscal 2004, the most important customer reported to the Telecom Division.

      Long-lived assets by geographic region are detailed as follows:

                                                                                                   AS AT AUGUST 31,
                                                                                        -----------------------------------------
                                                                                                   2004                   2003
                                                                                        ------------------    -------------------
       Canada                                                                           $         37,948      $         43,402
       United States                                                                               6,934                 9,980
                                                                                        ------------------    -------------------

                                                                                        $         44,882      $         53,382
                                                                                        ==================    ===================

      Long-lived assets consist of property, plant and equipment, the long-lived asset held for sale, intangible assets and goodwill.

19    RELATED PARTY TRANSACTIONS

      In fiscal 2003, the company acquired a building from a company owned by the President of EXFO for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not conducted during the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by an independent appraisal.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      For the years ended August 31, 2002 and 2003 and 2004, the company leased facilities from the company owned by the President of EXFO. The annual rental expense amounted to $234,000, $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future payments on an exited leased facility; this expense was recorded in the restructuring and other charges in the statement of earnings for that year (notes 4 and 9). As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by the President of the EXFO in connection with this exited leased facility. In September 2004, EXFO was released from its obligations under that lease, and it paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.


20       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X not already provided in the accompanying financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      RECONCILIATION OF NET LOSS TO CONFORM TO U.S. GAAP

      The following summary sets out the significant differences between the company's reported net loss and net loss per share under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

                                                                                         YEARS ENDED AUGUST 31,
                                                                           ------------------------------------------------------

                                                                                    2004              2003               2002
                                                                           ----------------- -----------------  -----------------
       Net loss for the year in accordance with Canadian GAAP              $      (8,424)    $     (54,950)     $    (308,524)
       Stock-based compensation costs related to stock option plan      a)           146               216                 49
       Stock-based compensation costs related to stock purchase
           plan                                                         a)          (611)              (61)              (661)
       Stock-based compensation costs related to restricted stock
           award plan                                                   a)          (402)             (987)            (3,038)
       Unrealized gains (losses) on forward exchange contracts          b)          (280)            1,645                444
       Future income taxes on forward exchange contracts                b)            --              (543)              (212)
       Future income taxes on acquired in-process research and
           development                                                  d)            --                --               (444)
       Amortization of intangible assets                                e)            --               832                239
       Future income taxes on amortization of intangible assets         e)            --              (279)               (80)
       Amortization of goodwill                                     d), e)            --                --             (9,263)
       Write-down of goodwill and intangible assets                     e)            --             6,178            (62,557)
       Future income taxes on write-down of intangible assets           e)            --                --              1,154
       Valuation allowance on future income tax assets                  f)            --              (252)                --
                                                                           ----------------- -----------------  -----------------

       Net loss for the year in accordance with
           U.S. GAAP                                                              (9,571)          (48,201)          (382,893)

       Other comprehensive loss

       Foreign currency translation adjustment                                     5,969            15,089               (521)
       Unrealized gains on forward exchange contracts                   b)           689                --                 --
                                                                           ----------------- -----------------  -----------------

       Comprehensive loss                                                  $      (2,913)    $     (33,112)     $    (383,414)
                                                                           ================= =================  =================

       Basic and diluted net loss per share in accordance with
           U.S. GAAP                                                    h) $       (0.14)    $       (0.77)     $       (6.31)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      SHAREHOLDERS' EQUITY

      As a result of the aforementioned adjustments to net loss and other comprehensive loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

      SHARE CAPITAL

                                                                                             AS AT AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2004               2003               2002
                                                                          -----------------  -----------------  -----------------
       Share capital in accordance with Canadian GAAP                     $       521,733    $       492,452    $       489,611
       Stock-based compensation costs related to stock
           purchase plan                                        a), g)
           Current year                                                               (47)               (75)               (64)
           Cumulative effect of prior years                                         2,403              2,478              2,542
       Reclassification from other capital upon exercise of
           restricted stock awards
           Current year                                                             1,784              1,582              3,270
           Cumulative effect of prior years                                         4,852              3,270                  -
       Shares issued upon business combinations                     d)
           Cumulative effect of prior years                                        65,584             65,584             65,584
                                                                          -----------------  -----------------  -----------------

       Share capital in accordance with U.S. GAAP                         $       596,309    $       565,291    $       560,943
                                                                          =================  =================  =================

      DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                            AS AT AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2004               2003               2002
                                                                          -----------------  -----------------  -----------------
       Deferred stock-based compensation costs in accordance
           with Canadian GAAP                                             $            --    $            --    $            --
       Stock-based compensation costs related to stock-based
           compensation plans                                   a), g)
           Current year                                                            (1,463)                --                 --
           Cumulative effect of prior years                                       (29,576)           (29,576)           (29,576)
       Amortization
           Current year                                                             1,718              1,483              4,698
           Cumulative effect of prior years                                        13,095             11,612              6,914
       Reduction of stock-based compensation costs
           Current year                                                                84                106                403
           Cumulative effect of prior years                                        15,203             15,097             14,694
                                                                          -----------------  -----------------  -----------------

       Deferred stock-based compensation costs in accordance
           with U.S. GAAP                                                 $          (939)   $        (1,278)   $        (2,867)
                                                                          =================  =================  =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      OTHER CAPITAL

                                                                                             AS AT AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2004               2003               2002
                                                                          -----------------  -----------------  -----------------
       Other capital in accordance with Canadian GAAP                     $            --    $            --    $            --
       Stock-based compensation costs related to stock-based
           compensation plans                                   a), g)
           Current year                                                             1,463                 --                 --
           Cumulative effect of prior years                                        26,894             26,894             26,894
       Reduction of stock-based compensation costs
           Current year                                                              (439)              (682)            (1,387)
           Cumulative effect of prior years                                       (16,613)           (15,931)           (14,544)
       Reclassification to share capital upon exercise of
           restricted stock awards
           Current year                                                            (1,784)            (1,582)            (3,270)
           Cumulative effect of prior years                                        (4,852)            (3,270)                 -
                                                                          -----------------  -----------------  -----------------

       Other capital in accordance with U.S. GAAP                         $         4,669    $         5,429    $         7,693
                                                                          =================  =================  =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      DEFICIT

                                                                                            AS AT AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2004               2003               2002
                                                                          -----------------  -----------------  -----------------
       Deficit in accordance with Canadian GAAP                           $      (380,212)   $      (371,788)   $      (316,838)
       Stock-based compensation costs                               a)
           Current year                                                              (867)              (832)            (3,650)
           Cumulative effect of prior years                                       (11,406)           (10,574)            (6,924)
       Unrealized gains (losses) on forward exchange
           contracts, net of income taxes                           b)
           Current year                                                              (280)             1,102                232
           Cumulative effect of prior years                                         1,451                349                117
       Change in reporting currency                                 c)
           Cumulative effect of prior years                                         1,016              1,016              1,016
       Future income taxes on acquired in-process research
           and development                                          d)
           Current year                                                                --                 --               (444)
           Cumulative effect of prior years                                        (1,380)            (1,380)              (936)
       Amortization of intangible assets, net of income taxes       e)
           Current year                                                                --                553                159
           Cumulative effect of prior years                                           712                159                 --
       Write-down of goodwill and intangible assets, net of         e)
           incomes taxes
           Current year                                                                --              6,178            (61,403)
           Cumulative effect of prior years                                       (55,225)           (61,403)                --
       Valuation allowance on future income tax assets              f)
           Current year                                                                --               (252)                --
           Cumulative effect of prior years                                          (252)                --                 --
       Amortization of goodwill                                 d), e)
           Current year                                                                --                 --             (9,263)
           Cumulative effect of prior years                                       (17,716)           (17,716)            (8,453)
                                                                          -----------------  -----------------  -----------------

       Deficit in accordance with U.S. GAAP                               $      (464,159)   $      (454,588)   $      (406,387)
                                                                          =================  =================  =================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                            AS AT AUGUST 31,
                                                                          -------------------------------------------------------
                                                                                    2004               2003                2002
                                                                          -----------------  -----------------  -----------------
       Accumulated other comprehensive income in accordance
           with Canadian GAAP                                             $             -    $ -                $            --
       Foreign currency translation adjustment
           Current year                                                             5,969             15,089               (521)
           Cumulative effect of prior years                                         5,219             (9,870)            (9,349)
       Unrealized gains on forward exchange contracts
           Current year                                             b)                689                 --                 --
                                                                          -----------------  -----------------  -----------------

       Accumulated other comprehensive income (loss) in
           accordance with U.S. GAAP                                      $        11,877    $         5,219    $        (9,870)
                                                                          =================  =================  =================

      BALANCE SHEETS

      The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                         AS AT AUGUST 31, 2004                     AS AT AUGUST 31, 2003
                                                 --------------------------------------- ----------------------------------------
                                                    AS REPORTED             U.S. GAAP        AS REPORTED             U.S. GAAP
       Goodwill                           d), e)
           Cost                                 $          93,967    $        102,138    $          91,982     $        100,512
           Accumulated amortization                       (75,574)            (93,753)             (74,309)             (92,610)
                                                -------------------- ------------------- --------------------  ------------------

                                                $          18,393    $          8,385    $          17,673     $          7,902
                                                ==================== =================== ====================  ==================

       Shareholders' equity
           Share capital                  a), d)
                                              g)$         521,733    $        596,309    $         492,452     $        565,291
           Contributed surplus                              1,986               1,537                1,519                1,519
           Cumulative translation
               adjustment                     c)           13,820                  --                7,643                   --
           Deficit                        a),
                                          b),
                                          c),
                                          d),
                                          e), f)         (380,212)           (464,159)            (371,788)            (454,588)
           Deferred stock-based
               compensation costs         a), g)               --                (939)                  --               (1,278)
           Other capital                      a)               --               4,669                   --                5,429
           Accumulated other
               comprehensive income           c)               --              11,877                   --                5,219
                                                -------------------- ------------------- --------------------  ------------------

                                                $         157,327    $        149,294    $         129,826     $        121,592
                                                ==================== =================== ====================  ==================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      STATEMENTS OF CASH FLOWS

      For the years ended August 31, 2002, 2003 and 2004, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

      RECONCILIATION ITEMS

      a) ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

           Until August 31, 2003, and to conform to U.S. GAAP, the company measured stock-based compensation costs using the intrinsic value method (APB 25, "Accounting for Stock Issued to Employees"). However, since September 1, 2003, and as described in item j) below, the company accounts for stock-based compensation costs for awards granted after that date, using the fair-value based method to conform to Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation". As at August 31, 2004, deferred stock-based compensation costs related to awards accounted for under SFAS 123 amounted to $939,000.

           STOCK PURCHASE PLAN

           Under APB 25, compensation costs related to the stock purchase plan were measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation costs were amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000. As at August 31, 2004, compensation costs related to this plan were fully amortized.

           STOCK OPTION PLAN

           Until August 31, 2003, and under APB 25, compensation costs related to the stock option plan were measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years. As at August 31, 2004, compensation costs related to stock options granted prior to September 1, 2003, and accounted for under APB 25 were fully amortized.

           RESTRICTED STOCK AWARD PLAN

           Under APB 25, compensation costs related to the restricted stock award plan were measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price, which is nil. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period. As at August 31, 2004, compensation costs related to this plan were fully amortized.

           Until August 31, 2003, no compensation costs were recognized for these stock-based compensation plans under Canadian GAAP.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


      b) FORWARD EXCHANGE CONTRACTS

           On September 1, 2000, the company prospectively adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and its amendments (SFAS 138), which require all derivatives to be carried onto the balance sheet at fair value. The forward exchange contracts used by the company did not qualify for hedge accounting treatment during the years ended August 31, 2002 and 2003 under U.S. GAAP; accordingly, changes in the fair value of the derivatives were charged to earnings during these years.

           However, on September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the CICA handbook, "Hedging Relationship", for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting, as described in note 2.

           With this documentation in place, the forward exchange contracts entered into by the company after September 1, 2003, qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts are charged to other comprehensive loss. Upon settlement of the forward exchange contracts, changes in fair value are reclassified in the statement of earnings.

           Under Canadian GAAP, foreign exchange translation gains and losses on contracts are recognized as an adjustment of the revenue when the corresponding sales are recorded, regardless of whether the contracts were entered into before or after September 1, 2003.

      c) CHANGE IN REPORTING CURRENCY

           On September 1, 1999, the company adopted the US dollar as its reporting currency. Under U.S. GAAP, the financial statements, including those of prior years, are translated according to the current rate method.

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

           Furthermore, under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over the estimated useful life. In the purchase price allocation process, future income taxes are recognized for that asset on the acquisition date. As at August 31, 2002, 2003 and 2004, in-process research and development recorded under Canadian GAAP was fully amortized.

      e) WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

           2002

           Under U.S. GAAP, until the adoption of SFAS 142, "Goodwill and Other Intangible Assets", when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability in fiscal 2002 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets. Intangible assets were then written down to their fair value.

           The fair value of intangible assets was determined based on discounted future cash flows. The cash flow periods used were ten and eleven years, using annual growth rates ranging between 10% and 30% and discount rates between 15% and 18%. The assumptions supporting discounted cash flows, including the cash flow periods, the annual growth rates and the discount rates reflected management's best estimates. The discount rates were based upon the company's weighted average cost of capital as adjusted for the risks associated with operations.

           The unallocated portion of goodwill was tested for recoverability at the subsidiaries' level based on the related pre-tax undiscounted future cash flows using the same assumptions and methodology used for Canadian GAAP purposes.

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

           2003

           In fiscal 2003, Canadian and U.S. GAAP were harmonized to eliminate the existing differences in the assessment and measurement of impairment loss for goodwill and intangible assets. Thus, in fiscal 2003, goodwill and intangible assets were tested for impairment using similar methodologies. However, considering that the existing carrying value of goodwill and intangible assets was lower under U.S. GAAP than under Canadian GAAP, the required impairment loss under U.S. GAAP was lower.

           Consequently, under U.S. GAAP, the company recorded a charge of $872,000 to write down the goodwill of EXFO Burleigh and a pre-tax charge of $377,000 to write down the acquired core technology of EXFO Burleigh, compared to a write-down of $4,505,000 for goodwill and a write-down of $2,922,000 for intangible assets under Canadian GAAP, creating a reconciliation item of $6,178,000 in the statement of earnings for the year ended August 31, 2003.

           Furthermore, considering differences in the carrying value of intangible assets between Canadian GAAP and U.S. GAAP due to impairment losses, adjustments to the amortization of such assets and related future income taxes were also required in fiscal 2002 and 2003.

      f)   INCOME TAXES

           In fiscal 2003, considering the tax effects of the adjustments discussed in items b), d) and e), the valuation allowance required under U.S. GAAP was $252,000 higher than under Canadian GAAP.

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

      h)   LOSS PER SHARE

           Under U.S. GAAP, the presentation of per share figures for loss before amortization and write-down of goodwill is not permitted.

      i) RESEARCH AND DEVELOPMENT TAX CREDITS

           Under Canadian GAAP, all research and development tax credits are recorded as a reduction of research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,761,000 and $2,599,000 for fiscal 2004 and 2002, respectively. In fiscal 2003, we had a net expense of $176,000 following the write-off of tax credits. This difference had no impact on the net loss and the net loss per share figures for the reporting years.

      j) NEW ACCOUNTING STANDARD

           On September 1, 2003, the company prospectively adopted SFAS 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP, as described in note 2. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same for awards granted after September 1, 2003.

      ACCOUNTING FOR STOCK-BASED COMPENSATION

      Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, the company is required to make pro forma disclosures of net loss, and net loss per share as if the fair value-based method of accounting had been applied. If the fair value based method had been applied, the pro forma net loss per share would have been lower than the net loss per share by $0.02 in fiscal 2004 and higher by $0.01 and $0.08 in 2003 and 2002, respectively.

      The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  (tabular amounts in thousands of US dollars,
            except share and per share data and as otherwise noted)


                                                       YEARS ENDED AUGUST 31,
                                        ----------------------------------------
                                             2004         2003          2002
                                        ------------ ------------ --------------
       Risk-free interest rate                2.7%         4.8%          4.5%
       Expected volatility                    100%          80%           80%
       Dividend yield                          Nil          Nil           Nil
       Expected life                     49 months    36 months     40 months

                                TABLE OF CONTENTS

PART I.........................................................................2
   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........2

   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE........................2

   ITEM 3.      KEY INFORMATION................................................2

     A.         SELECTED FINANCIAL DATA........................................2
     B.         CAPITALIZATION AND INDEBTEDNESS................................4
     C.         REASONS FOR THE OFFER AND USE OF PROCEEDS......................4
     D.         RISK FACTORS...................................................4

   ITEM 4.      INFORMATION ON THE COMPANY....................................18

     A.         HISTORY AND DEVELOPMENT OF THE COMPANY........................18
     B.         BUSINESS OVERVIEW.............................................20
     C.         ORGANIZATIONAL STRUCTURE......................................41
     D.         PROPERTY, PLANT AND EQUIPMENT.................................41

   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................67

     A.         DIRECTORS AND SENIOR MANAGEMENT...............................67
     B.         COMPENSATION..................................................71
     C.         BOARD PRACTICES...............................................80
     D.         EMPLOYEES.....................................................81
     E.         SHARE OWNERSHIP...............................................82

   ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............84

     A.         MAJOR SHAREHOLDERS............................................84
     B.         RELATED PARTY TRANSACTIONS....................................84

   ITEM 8.      FINANCIAL INFORMATION.........................................85

     A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.......85
     B.         SIGNIFICANT CHANGES...........................................87

   ITEM 10.     ADDITIONAL INFORMATION........................................90

   ITEM 10.     ADDITIONAL INFORMATION........................................90

     A.         SHARE CAPITAL.................................................90
     B.         MEMORANDUM AND ARTICLES OF ASSOCIATION........................90
     C.         MATERIAL CONTRACTS............................................90
     D.         EXCHANGE CONTROLS.............................................90
     E.         TAXATION......................................................90
     F.         DIVIDENDS AND PAYING AGENTS...................................98
     G.         STATEMENT BY EXPERTS..........................................98
     H.         DOCUMENTS ON DISPLAY..........................................98
     I.         SUBSIDIARY INFORMATION........................................98
   ITEM 11.     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK....99

   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......100

PART II......................................................................100

   ITEM 13.     DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES.............100

   ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                AND USE OF PROCEEDS..........................................100

   ITEM 15.     CONTROLS AND PROCEDURES......................................100

   ITEM 16.     [RESERVED]...................................................100

PART III.....................................................................102
   ITEM 17.     FINANCIAL STATEMENTS.........................................102

   ITEM 18.     FINANCIAL STATEMENTS.........................................102

   ITEM 19.     EXHIBITS.....................................................103

IMPAIRMENT OF LONG-LIVED ASSETS................................................8

                                  EXHIBIT INDEX

NUMBER                             EXHIBIT
------   -----------------------------------------------------------------------
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

NUMBER                             EXHIBIT
------   -----------------------------------------------------------------------

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

 4.28 EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to Exhibit 4.28 of EXFO's annual report on Form 20-F dated January 15, 2003).

 4.29 Second Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2002, (incorporated by reference to Exhibit
         4.29 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.30 Severance and General Release Agreement with Bruce Bonini dated August 8, 2003, (incorporated by reference to Exhibit 4.30 of EXFO's annual report on Form 20-F dated January 15, 2004)..

 4.31 Separation Agreement and General Release with Sami Yazdi dated April 1, 2003, (incorporated by reference to Exhibit 4.31 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.32 Executive Employment Agreement of James Stevens dated as of October 4, 2003, (incorporated by reference to Exhibit 4.32 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.33 Termination Terms for John Holloran Jr. dated May 28, 2003, (incorporated by reference to Exhibit 4.33 of EXFO's annual report on Form 20-F dated January 15, 2004).

 4.34 Employment Agreement of Pierre Plamondon dated as of September 1, 2002, (incorporated by reference to Exhibit 4.34 of EXFO's annual report on Form 20-F dated January 15, 2004).

 8.1     Subsidiaries of EXFO (list included in Item 4C of this annual report).

 11.1 Code of Ethics for senior financial officers, (incorporated by reference to Exhibit 11.1 of EXFO's annual report on Form 20-F dated January 15, 2004).

 12.1 Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 12.2 Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 13.1 Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 13.2 Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.