Form 20-F
period 2005-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2005-11-29
CIK 1116284

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

          [_]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

          [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended August 31, 2005; or

          [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period ________ to ________; or

          [_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            Date of event requiring this shell company report.......

       FOR THE TRANSITION PERIOD FROM SEPTEMBER 1, 2004 TO AUGUST 31, 2005

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

                                      None

As of November 1, 2005,  the  registrant  had  30,672,617  Subordinate  Voting
                             Shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes [X]                 No [_]

Indicate  by check mark which  financial  statement  item the  registrant  has elected to follow:

                      Item 17 [ ]             Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                       Yes [_]                 No [X]

         DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

         This annual report contains or incorporates by reference statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including those that are discussed under "Risk Factors" set forth in Item 3D of this annual report. Assumptions relating to forward-looking statements involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that may occur after the date of this document.


                                   PART I.

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.           KEY INFORMATION

A.       SELECTED FINANCIAL DATA


         The consolidated statements of earnings data for the years ended August 31, 2001 and 2002 and the consolidated balance sheets data as at August 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for each of the three years ended August 31, 2003, 2004 and 2005 and the consolidated balance sheets data as at August 31, 2004 and 2005 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

         Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and significant differences in measurement and disclosure from generally accepted accounting principles in United States ("U.S. GAAP") are set out in note 21 to our consolidated financial statements included elsewhere in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future periods.

         The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report, and "Item 5. Operating and Financial Review and Prospects" of this annual report.

                                                                             YEARS ENDED AUGUST 31,
                                                           ----------------------------------------------------------
                                                              2005        2004        2003        2002        2001
                                                              ----        ----        ----        ----        ----
                                                             (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE
                                                                                      DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales..................................................    $   97,216  $   74,630  $   61,930  $   68,330  $  146,013
Cost of sales (1) .....................................        44,059      34,556      36,197      52,366      56,207
                                                           ----------  ----------  ----------  ----------  ----------
Gross margin...........................................        53,157      40,074      25,733      15,964      89,806
                                                           ----------  ----------  ----------  ----------  ----------
Operating expenses
Selling and administrative.............................        31,782      25,890      26,991      33,881      44,975
Net research and development...........................        12,190      12,390      15,879      12,782      13,601
Amortization of property, plant and equipment..........         4,256       4,935       5,210       5,096       3,267
Amortization of intangible assets......................         4,836       5,080       5,676      12,451      10,168
Impairment of long-lived assets and goodwill...........            --         620       7,427      23,657          --
Restructuring and other charges........................           292       1,729       4,134       2,880       3,288
                                                           ----------  ----------  ----------  ----------  ----------
Total operating expenses...............................        53,356      50,644      65,317      90,747      75,299
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) from operations........................          (199)    (10,570)    (39,584)    (74,783)     14,507
Interest and other income..............................         2,524       1,438       1,245       1,456       6,098
Foreign exchange gain (loss) ..........................        (1,336)       (278)     (1,552)       (458)      3,327
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) before income taxes and amortization
    and write-down of goodwill.........................           989      (9,410)    (39,891)    (73,785)     23,932
Income taxes...........................................         2,623        (986)     15,059     (25,451)      8,150
                                                           ----------  ----------  ----------  ----------  ----------
Earnings (loss) before amortization and write-down of
      goodwill.........................................        (1,634)     (8,424)    (54,950)    (48,334)     15,782
Amortization of goodwill...............................
                                                                   --          --          --      38,021      31,076
Write-down of goodwill.................................
                                                                   --          --          --     222,169          --
                                                           ----------  ----------  ----------  ----------  ----------
Net loss for the year..................................    $   (1,634) $   (8,424) $  (54,950) $ (308,524) $  (15,294)
                                                           ==========  ==========  ==========  ==========  ==========
Basic and diluted net loss per share...................    $    (0.02) $    (0.13) $    (0.87) $    (5.09) $    (0.29)
Basic weighted average number of shares used in per
    share calculations (000's).........................        68,526      66,020      62,852      60,666      53,014
OTHER CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Gross research and development.........................    $   15,878  $   15,668  $   17,133  $   17,005  $   17,601
Net research and development...........................    $   12,190  $   12,390  $   15,879  $   12,782  $   13,601
AMOUNTS UNDER U.S. GAAP
Net loss for the year..................................    $   (2,920) $   (9,571) $  (48,201) $ (382,893) $  (29,478)
Basic and diluted net loss per share...................    $    (0.04) $    (0.14) $    (0.77) $    (6.31) $    (0.56)
Basic weighted average number of shares used in per
    share calculations (000's).........................        68,526      66,020      62,852      60,666      53,014

                                                                                AS AT AUGUST 31,
                                                           -----------------------------------------------------------
                                                              2005        2004        2003        2002        2001
                                                              ----        ----        ----        ----        ----
                                                                          (IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash...................................................    $    7,119  $    5,159  $    5,366  $    9,128  $    7,729
Short-term investments.................................       104,883      83,969      52,010      40,553      66,861
Working capital........................................       135,288     115,141      76,659      91,374     130,289
Total assets...........................................       190,957     172,791     146,254     177,926     442,577
Long-term debt (excluding current portion) ............           198         332         453         564         664
Share capital..........................................       521,875     521,733     492,452     489,611     429,995
Shareholders' equity...................................    $  173,400  $  157,327  $  129,826  $  165,406  $  414,805
AMOUNTS UNDER U.S. GAAP
Cash...................................................    $    7,119  $    5,159  $    5,366  $    9,128  $    7,729
Short-term investments.................................       104,883      83,969      52,010      40,553      66,861
Working capital........................................       138,225     117,116      78,225      91,305     129,987
Total assets...........................................       182,852     164,758     138,020     161,314     499,436
Long-term debt (excluding current portion) ............           198         332         453         564         664
Share capital..........................................       597,664     596,309     565,291     560,943     498,121
Shareholders' equity...................................    $  165,295  $  149,294  $  121,592  $  150,999  $  471,117
------------------------

(1)  The cost of sales is  exclusive of  amortization,  shown  below.  Includes  inventory  write-offs  of nil,  nil,
     $4,121,000,  $18,463,000 and nil for the years ended August 31, 2005, 2004,  2003, 2002 and 2001,  respectively, and an unusual gain of $473,000 for the year ended August 31, 2003.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable.

D.       RISK FACTORS

         WE MUST CONTINUE TO OVERCOME SIGNIFICANT COMPETITION IN OUR TARGETED INDUSTRIES IN ORDER TO GAIN MARKET SHARE AND ACHIEVE OUR GROWTH STRATEGY.

         The market for our primary business activity - namely designing, manufacturing, selling and marketing telecommunications test and measurement equipment - is rapidly evolving and is marked by intense competition and technical innovation. Likewise, the market for our selected life sciences and industrial solutions is very competitive. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for telecommunications test and measurement equipment as well as for life sciences and industrial solutions might evolve in response to technical innovations and economic conditions. Surpassing our key performance indicator of 15% sales growth in fiscal 2006 will largely depend on our ability to gain market share by increasing sales of current products to existing accounts, expanding into new accounts, introducing new products and product enhancements, and exploiting new market opportunities.

         During the past year, the telecommunications test and measurement industry witnessed consolidation. Anritsu Corporation announced the acquisition of NetTest A/S in August 2005 and JDS Uniphase Corporation (JDSU) completed its acquisition of Acterna Corporation during the same month. Agilent Technologies Inc., meanwhile, announced it was divesting itself of its semiconductor division to refocus its efforts on test and measurement. With the exception of JDSU (which also sells optical components), these competitors are global test and measurement vendors who complement their broad range of products with telecommunications test and measurement equipment. Similarly, ANDO Corporation and Tektronix, Inc. are global test and measurement vendors who compete against us. Other competitors, such as Digital Lightwave Inc., IXIA and Sunrise Telecom Inc., compete against us in niche markets. Some competitors in both groups may have greater financial, technical and/or marketing resources than us. Consequently, they may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products in order to capture market share.

         Competitors also may be better positioned than us to capture market share or to acquire companies and new technologies that would potentially displace our products or render them obsolete. We cannot predict whether current or future competitors will develop or market products that offer higher performance, more features, or are more cost-effective than our current or future products. To remain competitive and achieve our growth strategy, we must increase our sales and develop cost-effective products and product enhancements that offer higher performance and more functionality, in current and new sectors, so that we can increase our market share. Our failure to do so may harm our business, results of operations and financial condition.

         FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR, US DOLLAR AND OTHER CURRENCIES MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

         Most of our sales are denominated in currencies other than the Canadian dollar (principally US dollars and Euros). However, a large portion of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, even though we manage to some extent our exposure to currency risk with forward exchange contracts and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the Canadian dollar on the one hand and the US dollar and the Euro on the other. As of October 31, 2005, the Canadian dollar increased approximately 7.5% versus the US dollar and decreased 1.6% versus the Euro, compared to October 31, 2004. Any increase in the value of the Canadian dollar relative to other currencies, especially the US dollar, could have a material adverse effect on our operating results and provide strategic advantages to our competitors.

         A CUSTOMER HAS ACCOUNTED FOR A HIGH PERCENTAGE OF OUR SALES IN THE PAST TWO YEARS, AND ANY ADVERSE FACTOR AFFECTING THIS CUSTOMER OR OUR RELATIONSHIP WITH THIS CUSTOMER COULD CAUSE OUR SALES TO DECREASE.

         Although customer base has been well diversified on a historical basis, a Tier-1 carrier in the US accounted for 23.3% of our sales in fiscal 2005 and 13.8% in fiscal 2004. Even if this customer has a supply contract with us, it could change its purchasing practice, force us to renegotiate prices and is not obligated to purchase a specific amount of products from us or provide us with binding purchase forecasts for any period. In addition, our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalties.

         The loss of such a customer or the reduction, delay, or cancellation of orders from this customer or other significant customers could cause our sales and, therefore, net earnings to decline.

         RECENT SIGNS OF MARKET STABILITY ARE NOT NECESSARILY INDICATIVE OF LONG-TERM GROWTH. IF MARKET CONDITIONS SIGNIFICANTLY DETERIORATE OR IF OPTICAL FIBER IS REPLACED BY ANOTHER MEDIUM AS THE PRIMARY SOLUTION FOR BANDWIDTH-INTENSIVE APPLICATIONS, DEMAND FOR OUR PRODUCTS MAY DECREASE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Notwithstanding recent signs of market stability and generally increasing demand for our products, average selling prices may decline and revenue and profitability targets may be subject to uncertainty and variability. Any downturn in our markets or in general economic conditions, additional bankruptcies and decreased capital expenditures, or if optical fiber is replaced by a higher-performance medium, would result in a reduction in demand for our products as well as low visibility, and could harm our consolidated financial condition, results of operations, cash flows and stock price.

         WE HAVE FACED PRICING PRESSURE ON OUR EXISTING PRODUCTS AND EXPECT THAT THIS PRESSURE WILL CONTINUE. IF WE DO NOT CONTROL OUR MANUFACTURING COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER MARGINS, OUR GROSS MARGINS MAY DECREASE AND OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

         We continued implementing measures to protect our gross margin, which reached 54.7% of sales in fiscal 2005 compared to 53.7% in fiscal 2004, despite the negative impact of the exchange rate between US and Canadian currencies. However, increased competitiveness in the telecommunications test and measurement industry will likely result in continuing downward pressure on average selling prices, which may in turn negatively affect our gross margins. Pricing pressure can result from a number of factors such as:

    o    Increased competition for business;
    o    Reduced demand;
    o    Limited number of potential customers;
    o Competition from companies with lower production costs, including companies operating in lower cost environments;
    o    Introduction of new products by competitors;
    o    Greater economies of scale for higher-volume competitors;
    o Large customers, who buy in high volumes, can exert substantial negotiating leverage over us;
    o    Resale of used equipment; and
    o Equipment sales resulting from manufacturing and rental company bankruptcies.

         In addition, gross margins may also be negatively affected by increased costs of raw materials as well as obsolescence and excess costs, product mix and under-absorption of fixed manufacturing costs.

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

         We intend to carefully seek businesses, products and technologies that are complementary to ours or that will expand our markets. There can be no assurance that we will ultimately make any such acquisition. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price or our cash position at the time of an acquisition may affect our ability to complete such an acquisition.

         We have made strategic acquisitions in the past and we intend to continue making acquisitions of businesses, products and technologies as part of our overall growth strategy. In the event of any future acquisition, we could:

    o Issue shares that would dilute individual shareholder percentage ownership;
    o    Incur debt;
    o    Assume liabilities and commitments;
    o Incur significant expenses related to amortization of additional intangible assets;
    o Incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
    o    Incur losses from operations.

         These acquisitions also involve numerous risks, including:

    o Risk of not realizing the expected benefits or synergies of such acquisition;
    o Problems combining the acquired operations, technologies, products and personnel;
    o    Risks   associated  with  the  transfer  of  acquired   know-how  and
         technology;
    o    Unanticipated costs or liabilities;
    o    Diversion of management's attention from our core business;
    o Adverse effects on existing business relationships with suppliers and customers;
    o Risks associated with entering markets in which we have no or limited prior experience; and
    o Potential loss of key employees, particularly those of acquired organizations.

         WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY INTEGRATE THE BUSINESSES, PRODUCTS, TECHNOLOGIES OR PERSONNEL OF OUR PAST AND FUTURE ACQUISITIONS, WHICH MAY HARM OUR BUSINESS.

         Mergers and acquisitions of high-technology businesses are inherently risky. For our past and future transactions to be successful, we must appropriately integrate the businesses, products, technologies and personnel already acquired - as well as those of any future acquisitions - with our own business, product portfolios and personnel in a manner that anticipates or responds to new technological developments and customer requirements on a timely basis. In addition, we must coordinate the operations and product portfolios of newly acquired companies with our own and manage all aspects of geographically dispersed operations. Integration requires the dedication of management resources, which may distract their attention from our day-to-day business and operations. If the integration process takes longer than expected or if we fail to integrate the businesses, we may not be able to realize the benefits and synergies that we expect from these transactions and may be required to shut down, rationalize or exit such activities.

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

         Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include research and development, selling and administrative, and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include:

    o Length of the product sales cycle for certain products, especially those that are higher priced and more complex;
    o Timing of product launches and market acceptance of new products for us as well as our competitors;
    o Our ability to sustain product volumes and high levels of quality across all product lines;
    o    Timing of shipments for large orders;
    o    Effect of potential seasonality in sales; and
    o    Losing key accounts and not successfully develop new ones.

         Our sales and operating results could also be affected by the following factors, some of which we have little or no control over:

    o Fluctuating demand for telecommunications test and measurement equipment as well as life sciences and industrial solutions;
    o Changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;
    o    Order cancellations or rescheduled delivery dates;
    o    Pricing changes by our competitors or suppliers;
    o    Customer   bankruptcies  and  difficulties  in  collecting   accounts
         receivable;
    o    Restructuring and impairment charges; and
    o    General economic conditions.

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

         For the fiscal year ended August 31, 2005, customers outside of the United States and Canada accounted for 35.1% of our sales. Our international sales will be limited if we cannot establish relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

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

         OUR PRODUCTS AND ORGANIZATION MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY REQUIREMENTS THAT COULD INCREASE OUR COSTS AND REDUCE OUR MARKET SHARE.

         Our products are designed to conform to the regulatory requirements of the countries in which they are marketed. In the event that technical regulations applicable in a given country are in any way changed - such as those prescribed by the European Union for the disposal of electrical and electronic equipment (Waste Electrical and Electronic Equipment or WEEE) - we may be required to modify, redesign or recall some or all of our products in order to continue participating in that market. These changes may prove costly and time-consuming and could create technical advantages for products marketed by our competitors. We cannot assure that our products will continue to meet evolving standards in the future. In addition, failure to comply or delays in compliance with such regulatory requirements, or delays in receipt of certifications, could delay the introduction of new products or cause our existing products to become obsolete. We are also subject to environmental statutes and regulations. We might not be able to adopt our products in a timely matter to fully comply with all environmental requirements.

         WE MAY MAKE MISJUDGMENTS IN OUR STRATEGIC PLANNING THAT COULD HAVE MATERIAL ADVERSE EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We devise an annual strategic business plan, which is prepared by management and approved by our Board of Directors. This strategic plan, reviewed by management on a regular basis, is mainly based on market research and analysis related to future market trends and demands. In our strategic plans, we have made, and will continue to make, judgments based on our analysis of future market trends and demands which may involve, for example, substantial investments by us in the development of new product lines or the diversification of our activities, either organically or through acquisitions.

         WE HAVE ADOPTED MEASURES AND MAY ADOPT ADDITIONAL MEASURES THAT ALIGN OUR COST STRUCTURE TO EXISTING MARKET CONDITIONS. IF DEPRESSED MARKET CONDITIONS RETURN, IT COULD HAVE MATERIAL ADVERSE LONG-TERM EFFECTS ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We implemented a number of restructuring plans during the telecom downturn to re-align our cost structure to existing market conditions. Such plans and, if needed, subsequent plans could have material adverse, long-term effects on our business, results of operations and financial condition if we deplete our pool of highly qualified personnel or are unable to retain key personnel; if we are unable to sustain sufficient research and development efforts for the launch of new products; if we are unable to meet the needs of our customers; if we are incapable of ramping up manufacturing when market conditions improve; and if we do not ensure a smooth transition in the consolidation of our operations. In addition, if we fail to adopt and implement adequate and pertinent measures on a timely basis to align our cost structure to further possibly declining market conditions, it could have a material adverse long-term effect on our business, results of operations and financial condition.

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

         AS OUR CUSTOMERS CONSOLIDATE, THEY MAY REDUCE OR HALT PURCHASES OF OUR PRODUCTS, WHICH WOULD HARM OUR SALES AND OPERATING RESULTS.

         Consolidation in the telecommunications industry could reduce the number of customers to which our products are sold. Some of our customers have been subject to consolidation and could obtain products from a vendor other than us, or demand more favorable terms and conditions from us, which would harm our sales and operating results. In addition, some customers may merge with or acquire our competitors and discontinue their relationships with us.

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

         RECENTLY ENACTED REGULATORY CHANGES MAY CAUSE US TO INCUR INCREASED COSTS.

         Recently enacted changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, will increase our expenses as we evaluate the implications of new rules and devote resources to respond to these new requirements. In particular, we expect to incur additional selling and general administrative expenses as we implement
Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent external auditor to attest to, our internal controls over financial reporting. Compliance with these new rules could also result in continued diversion of management's time and attention, which could prove to be disruptive to normal business operations. Furthermore, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

         In March 2005, foreign issuers, such as us, were given an extra year's grace by the Securities and Exchange Commission to comply with Section 404 of Sarbanes-Oxley, which means August 31, 2006 for EXFO. While we currently anticipate that we will complete all such actions on time and according to rules, we cannot at this time provide absolute assurance that all such actions will be timely completed and in compliance with rules, with the possible consequence that our external auditors may not be able to provide an unqualified attestation report under Section 404 of Sarbanes-Oxley, as amended.

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

         THE PRICE OF OUR SECURITIES IS VOLATILE AND MAY DECLINE.

         The market price of our securities has been, and is likely in the future to be, subject to substantial and rapid fluctuations. Such fluctuations may be due to factors specific to us, such as changes in our operating results, contract wins with major customers or new product introductions, or caused by our competitors, changes in analysts' ratings, or the liquidity of our stock. Fluctuations in stock price may also be due to factors related to the global telecommunications industry or the securities markets in general. These fluctuations have often been unrelated or disproportionate to the operating performance of the specific companies whose stocks are traded. These broad market and industry factors may have a material adverse effect on the market price of our securities, regardless of our actual operating performance. Shareholders should be willing to incur the risk of such fluctuations.

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

         We must also provide significant training for our employee base due to the highly specialized nature of telecommunications test and measurement as well as life sciences and industrial technologies. Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require - especially employees with significant experience and expertise, international business development, product management, sales, engineering and operation - may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

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

         Our success and ability to compete depend to a significant extent on our proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 32 U.S., six Canadian, six European and one Chinese-issued patents and have 15 U.S., 14 Canadian and one European patent applications pending, along with two patent applications pending under the Patent Cooperation. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This kind of litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies.

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

         Our products are designed to help network service providers, cable operators and manufacturers of optical networks and components ensure network reliability. We also leverage our core telecom technologies for life sciences and industrial applications. The failure of our products to perform to client expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice.

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

         WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LITIGATION THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND HARM OUR BUSINESS.

         We may from time to time become involved in various lawsuits and legal proceedings. For example, we are a defendant in a putative securities class action filed in the United States District Court for the Southern District of New York involving approximately 300 other issuing companies. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations or financial condition. Any litigation to which we are subject could require significant involvement of our senior management and may divert management attention from our business and operations.

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

         UNEXPECTED DECLINES IN OUR RESEARCH AND DEVELOPMENT AND OTHER TAX CREDITS AND GRANTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 23.2% of our gross research and development expenses for the year ended August 31, 2005.

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

         OUR CURRENT PRINCIPAL STOCKHOLDER HAS EFFECTIVE CONTROL OVER OUR BUSINESS.

         As of November 1, 2005, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 92.54% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders.

         WE MAY NEED ADDITIONAL CAPITAL, AND MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL ON FAVORABLE TERMS OR AT ALL, WHICH COULD LIMIT OUR ABILITY TO GROW AND COULD INCREASE OUR COSTS.

         Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. Accordingly, we may need to raise additional capital in the future.

         Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operations performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. In February 2004, we closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of US$29.2 million. If we raise funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

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

ITEM 4.           INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name and commercial name is EXFO Electro-Optical Engineering Inc. /EXFO Ingenierie electro-optique inc. Our head office is located at 400 Godin Avenue, Vanier, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@exfo.com and our website is www.exfo.com. Information on our website is not incorporated by reference in this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Our Transfer Agents and Registrars is CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This annual report contains trademarks and registered trademarks of us and other companies.

         We were incorporated on September 18, 1985 pursuant to the CANADA BUSINESS CORPORATIONS ACT. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

         On December 20, 2000, we acquired all of the shares of EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments, Inc.) ("EXFO Burleigh"), Burleigh Instruments GmBH and Burleigh Instruments (U.K.) Ltd. for an aggregate purchase price of US$189.3 million, comprised of 6,488,816 of our subordinate voting shares and US$42.5 million in cash pursuant to the terms of an Agreement of Merger and Plan of Reorganization among us, EXFO Sub, Inc. and the selling shareholders, dated November 4, 2000, as amended on December 20, 2000. In April 2002, the name of Burleigh Instruments, Inc. was changed to EXFO Burleigh Products Group Inc. On November 12, 2002, Burleigh Instruments
(UK) Ltd. was dissolved. EXFO Burleigh is a U.S. company, which was manufacturing precision scientific instruments used in basic and applied research engineering and production test applications in a variety of fields.

         On March 15, 2001, we acquired all of the shares of EXFO Photonic Solutions Inc. (formerly EFOS Inc.) ("EXFO Photonic"), a privately held company in Toronto, Canada, for a total consideration of US$110.1 million, of which US$25.1 million was paid in cash. We also issued 3,700,000 of our subordinate voting shares in connection with the acquisition. In September 2001, the name EFOS Inc. was changed to EXFO Photonic Solutions Inc.

         EXFO Photonic, operating since 1984, is a supplier of precision light-based adhesive spot curing products as well as curing process control for the global optical component manufacturing market and other non-telecom markets. Its products deliver precise doses of the appropriate spectral light into photo-sensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component and other manufacturing activities. EXFO Photonic light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio, including, as of November 1 2005, 15 patents and 12 patents pending.

         Also on March 16, 2001, our wholly owned subsidiary, Burleigh Automation Inc. ("Burleigh Automation"), acquired substantially all the assets of Vanguard Technical Solutions, Inc., a wholly owned subsidiary of DT Industries, Inc. for a purchase price of US$600,000 paid in cash. Vanguard, an automation equipment manufacturer in Tucson, Arizona, specialized in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which complemented our acquisition of Burleigh, was planned to fit with our overall strategy at that time of providing customers with a comprehensive solution for the assembly, alignment and testing of optical components and subsystems. Since September 2001, Burleigh Automation has ceased operations and we have transferred all material intellectual property assets and most of the physical assets of Burleigh Automation to EXFO Burleigh.

         In November 2001, we acquired all of the shares of Avantas Networks Corporation and simultaneously changed the name of that company to EXFO Protocol Inc. ("EXFO Protocol"). We paid a total consideration of US$69.4 million (or US$95.0 million for the equity minus US$25.6 million of cash in the hands of the acquired company) to acquire EXFO Protocol. Consideration paid consisted of 4,374,573 of our subordinate voting shares and US$9.8 million in cash, net of cash acquired. EXFO Protocol, a company based in Montreal, Canada operating since 1998 is a supplier of fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

         During fiscal 2001, we were forced to align our cost structure to market conditions. On June 27, 2001, we announced the reduction of non-customer-related expenses, postponement of plans to build a new facility in the Quebec Metro High-Tech Park, termination of non-cure operations of Nortech, a subsidiary that specialized in manufacturing fiber-optic temperature sensors, and reduction of our work force by 15%.

         During fiscal 2002, we were forced to re-align our cost structure to market conditions. First, on December 5, 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the reduction of our workforce by 10%. Then, on May 15, 2002, we announced a further 20% reduction of our global workforce in an effort to lower our cost structure. In May 2002, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the three acquisitions made during the previous eighteen (18) months. Considering the ongoing unfavourable market conditions, we recorded a charge of US$222.2 million to write down a significant portion of goodwill and a charge of US$23.7 million to write down a significant portion of acquired core technology. Also, overall for fiscal 2002, we wrote off US$18.5 million in excess and obsolete inventories.

         In August 2002, EXFO Burleigh received confirmation of the extension of its contract with the U.S. Air Force Research Laboratory into phase 2 of a project for the development by EXFO Burleigh of new high-precision actuator system. The contract for phase 2 provided for an additional funding of US$1.7 million and extended through the first quarter of 2005.

         In October 2002, our newly created, wholly owned subsidiary, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of GNUBI COMMUNICATIONS L.P., including its technology, expertise, customer base, inventories and capital assets. Consideration paid consisted of US$1.9 million in cash and 1,479,290 of our subordinate voting shares. Furthermore, an additional cash amount of US$241,000, based on sales volumes, was paid in fiscal 2004 in accordance with earn out provisions. With the acquisition of these assets, EXFO Gnubi, based in Dallas, Texas, continues the operations of GNUBI COMMUNICATIONS, L.P., as a supplier of multi-channel telecom and datacom testing solutions serving optical transport equipment manufacturers and research and development laboratories. At the time of the asset acquisition, 30 employees of gnubi communications transferred to EXFO Gnubi.

         During fiscal 2003, we were required to implement further restructuring measures as a result of depressed spending levels in the telecommunications industry and geo-political and economic uncertainty. We reduced our workforce by 30%, rationalized our business activities and consolidated certain manufacturing operations. These measures incurred charges of US$4.1 million. The rationalization and consolidation initiatives involved the reorganization of our business into two new reportable market segments:

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

         In May 2003, we performed our annual impairment test on goodwill recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic and EXFO Protocol and also reviewed the carrying value of intangible assets related to these acquisitions. As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic was impaired and we recorded a charge of US$4.5 million to write down goodwill and a pre-tax charge of US$2.9 million to write down acquired core technology. Of the total impairment loss of US$7.4 million, US$6.9 million is related to EXFO Burleigh for goodwill and acquired core technology and US$0.6 million is related to EXFO Photonic for acquired core technology.

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

         Furthermore in fiscal 2004, we consolidated our protocol test operations (EXFO Protocol and EXFO Gnubi) in Montreal, Canada to improve efficiency and reduce costs.

         In addition, we renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada. Such agreement will expire in February 2009.

         During fiscal 2005, our Photonics and Life Sciences Division was renamed the Life Sciences and Industrial Division to better reflect its market focus.

         Finally, during fiscal 2005, we completed the consolidation of our Life Sciences and Industrial Division in Toronto and we recorded $482,000 in restructuring expenses. Altogether, we incurred $2.5 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process. Following this process all of the operating activities of EXFO Burleigh were transferred mainly in Toronto.


B.       BUSINESS OVERVIEW

         COMPANY OVERVIEW

         EXFO is a recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers a complete range of dedicated and integrated test solutions to network service providers (NSPs), cable operators, system vendors and component manufacturers in approximately 70 countries. One of our strong competitive advantages is our modular test platform design - based on a PC/Windows-centric architecture - which offers a series of test modules that maximize technology reuse across multiple market segments at minimal redesign cost. The Life Sciences and Industrial Division, formerly called the Photonics and Life Sciences Division, mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics and optoelectronics.

         We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

         In the last four years, we have enhanced our competitive position through the acquisition of two protocol test businesses in order to expand our product offering and address our customers' requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal in fiscal 2004, enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

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

         In fiscal 2005, we launched 15 new products, including a next-generation SONET/SDH analyzer for characterizing converged, IP-based networks; a 10 Gigabit Ethernet (GigE) test solution to assess quality of service in core and metro networks; a new software suite for remote Ethernet testing and commissioning applications; an all-band component analyzer for FTTx and coarse wavelength-division multiplexing (CWDM) applications in the manufacturing/R&D market; a series of three handheld test instruments for the installation and maintenance market; and an optical spectrum analyzer (OSA) for CWDM applications in metro and access networks. In addition, we formed an alliance with ADC Telecom to provide a unique remote Ethernet test solution for first-mile applications.

         In 2005, we also consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading carriers in the United States deploying fiber in their access networks. Our top customer accounted for 23.3% of sales in 2005. Subsequent to the year-end, we were selected as sole-source supplier for all fiber deployment test applications by Deutsche Telecom AG - including FTTx.

         We recorded a foreign exchange loss of $1.3 million in fiscal 2005 due to the significant increase in the value of the Canadian dollar versus the US dollar during that year. In addition to this foreign exchange loss, our P&L (profits and losses) line items in 2005 were also negatively affected by the appreciation of the Canadian dollar, since a significant portion of our expenses are incurred in Canadian dollars while we report our results in US dollars.

         In the third quarter of fiscal 2005, EXFO was named recipient of the 2005 Growth Strategy Leadership Award by Frost & Sullivan, a leading market research firm in the telecommunications test sector. The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on a report by Frost & Sullivan, we increased our market share from 8.4% in 2003 to 10.3% in 2004. This marked the second consecutive year that we earned this industry award.

         Finally, during fiscal 2005, we completed the consolidation of our Life Sciences and Industrial Division in Toronto and we recorded $482,000 in restructuring expenses. Altogether, we incurred $2.5 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process.


INDUSTRY OVERVIEW

         Leading telecom operators (telcos), mostly in the United States, accelerated fiber deployments deeper in their access networks during the last year because of competition from cable TV operators (cablecos) to offer consumers bundled voice, data and video services. This broadband competition between telcos and cablecos contributed to an increase in wireline capital expenditures in 2005, especially in the United States.

         Leading  US  telcos,  along  with a number of  Tier-II  and  Tier-III players, opted for an assortment of deployment strategies, including fiber-to-the-node (FTTN), fiber-to-the-curb (FTTC), fiber-to-the-home (FTTH) or its equivalent fiber-to-the premises (FTTP), depending on their estimates of how much bandwidth will be required to meet the challenge from the cablecos. These deployments, which fall under the generic FTTx name, are not as prevalent in Europe and Asia. However, test trials are underway in these regions as a means to increase revenues by delivering video services to undercut competition. Note that Japan and Korea already have FTTx deployment programs, aimed at delivering 100 Mb/s to every home, well underway.

         As the demand for broadband services increases worldwide, voice, data and video are becoming mere applications on converged, IP-based networks. Telcos around the world are migrating from public switched telephone networks
(PSTN) to packet-based, IP networks in order to achieve substantial reductions in operating expenses and increased profitability. British Telecom Group, for example, announced it will spend (British Pound)10 billion over five years on its 21st Century Network to reduce operating expenses by up to (British Pound)1.0 billion per year through a single network carrying voice, data and video signals.

         Legacy SONET/SDH networks were designed in the late 1970s to carry voice traffic. Their efficiency however can often times drop to as low as 30% when combining voice, data and video services. Next-generation networks, such as those announced by British Telecom, represent a major technological improvement, since they can deliver triple-play services at near 100% efficiency, regardless of the payload content, while significantly reducing the cost of operating and maintaining networks.

         These key market trends affected multiple segments of the global telecommunications supply chain in 2005. System manufacturers benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw incremental demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx applications.

KEY INDUSTRY TRENDS AND STRATEGY

         As a market-driven company, we try to identify the key industry trends in order to leverage technological discontinuities and convert them into value-creating market opportunities. Following are key market trends for fiscal 2006 and beyond and how we intend to take advantage of them.


BROADBAND COMPETITION LEADING TO ACCESS INVESTMENTS

         Intense competition between telcos and cablecos continues unabated in North America. Both industries are competing to increase revenue and profitability through bundled offerings, while reducing churn. This broadband competition is prompting massive capital investments in access networks in order to increase bandwidth, flexibility and scalability, while continuing metro ring expansion. Telcos are deploying fiber-to-the-node (FTTN; ~20 Mb/s), fiber-to-the-curb (FTTC; ~40 Mb/s) or fiber-to-the-premises (FTTP; ~100 Mb/s), depending on estimates of which video compression techniques will be adopted and how much bandwidth will be required to meet the challenge from the cablecos (~40 Mb/s). The closer the fiber is to the premises and the higher the transmission rates, the better it is for EXFO, which offers the most comprehensive line of FTTx test solutions on the market. Following agreements with Verizon and SBC Communications, we are increasingly leveraging our leadership in passive optical network (PON) testing and broad portfolio of FTTx-ready technologies outside North America, given our long-established customer relationships in Europe and Asia. We are participating in several FTTx trials worldwide and recently were selected as sole-source supplier for all fiber deployment test applications by Deutsche Telecom AG - including FTTx. While our FTTx market penetration was excellent in 2005, we believe this is just the beginning of a long-term deployment trend.


MIGRATION TOWARDS CONVERGED, IP-BASED NETWORKING

         Network operators around the world are migrating from public switched telephone networks (PSTN) to packet-based, Internet protocol (IP) networks in order to achieve substantial reductions in operating expenses and increased profitability. For example, British Telecom Group announced it will spend (British Pound)10 billion over five years on its 21CN initiative (21st Century Network) to reduce operating expenses by up to (British Pound)1 billion per year, while enabling revenue expansion into differentiated, higher-margin new services - all thanks to a single network carrying voice, data and video signals.

         Legacy SONET/SDH networks were designed in the late 1970s to optimize voice traffic, but they can drop to 30% efficiency when data and video applications are added. Next-generation networks, such as those announced by British Telecom, represent a major technological improvement, since they can deliver triple-play services at almost 100% efficiency while significantly reducing operating and maintenance costs.

         Anticipating this market opportunity, we shifted our focus from legacy SONET/SDH and Ethernet technologies to next-generation protocol test solutions aimed at the deployment of converged, IP-based networks. Product launches in 2005 included a next-generation SONET/SDH analyzer, featuring the latest in generic framing procedure (GFP), virtual concatenation (VCAT) and link-capacity adjustment scheme (LCAS); a 10 Gigabit Ethernet (GigE) test solution, a remote Ethernet tester to ensure quality of service (QoS); and additional Ethernet test capabilities to help carriers operate their high-performance core, metro and edge networks. We also formed an alliance with ADC Telecom to provide a unique remote Ethernet test solution for first-mile applications. Subsequent to the year-end, we launched 10 GigE and Fibre Channel test solutions for the system vendor market.

         Given the protocol test market is significantly larger than the optical test market, our rich product pipeline in protocol testing, and four consecutive quarters of sales growth in protocol testing with the last quarter exceeding 10% of Telecom Division revenues, we have high expectations for this product line. We expect that protocol sales will outgrow optical sales to eventually account for 50% of our Telecom Division revenues, even though our optical segment will continue to increase.

On the life sciences and industrial side:

         Fluorescence imaging is one of the fastest-growing segments of the microscope industry. To take advantage of this market opportunity, we have partnered with major microscope manufacturers in the last two years to deliver the leading fluorescence illumination system in North America. We're now seeking similar penetration in Europe and Asia through regional partnerships with microscope manufacturers.

         The aging baby-boomer market is placing stringent demands on manufacturers of medical equipment for devices like in-vitro balloon catheters, hearing aids and asthma inhalers. Similarly, high-tech consumers are pushing for the continued miniaturization of devices such as digital cameras, personal digital assistants (PDAs) and cellular phones. Given the demand for higher volumes and miniature sizes, manufacturers of medical and electronic devices are requiring exceptional control and repeatability for their precision assembly applications. EXFO has responded to this dual trend by bringing to market an automated spot-curing platform that can be controlled via a personal computer.

KEY PERFORMANCE INDICATORS FOR FISCAL 2006

         As expected, our strategic directions for fiscal 2006, and consequently our key performance indicators (KPIs), will not be radically different from those in 2005. Since we are highly focused on creating value for our shareholders, delivering the highest level of profitable growth is at the heart of our actions. We intend to:

         o INCREASE SALES MORE THAN 15% YEAR-OVER-YEAR MAINLY THROUGH MARKET-SHARE GAINS. To achieve this goal, we intend to exploit the aforementioned market opportunities (See "Key Industry Trends and Strategy") and concentrate on solid execution.

         o GENERATE MORE THAN 5% IN EARNINGS FROM OPERATIONS. Higher sales volumes, increased contribution from higher-margin protocol test solutions, improved operating efficiencies and continued cost controls should help us reach our objective. This metric assumes no significant currency fluctuations nor closed acquisitions in fiscal 2006. If an acquisition is completed in 2006, this metric will be revised accordingly.

         o DERIVE AT LEAST 40% OF SALES FROM PRODUCTS ON THE MARKET TWO YEARS OR LESS. At EXFO, we remain attuned to customer and market requirements, not to technology for the sake of it. This
              ambitious   innovation   target  is  fully   aligned   with  our
              fundamental   goals  of   differentiating   ourselves  from  the
              competition, increasing market share and revenue, as well as improving gross margin and profitability.

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

         HIGH DEGREE OF TECHNOLOGICAL INNOVATION. We have established a strong reputation for technological innovation over the last 20 years. In fact, we believe this attribute represents a key differentiator for us within a competitive marketplace. Following are some of our industry firsts:

         o    The first PC-based modular test platform for field applications;.

         o The first all-in-one optical loss test set combining several instruments;.

         o    The first portable polarization mode dispersion (PMD) analyzer;

         o The first modular platform to combine optical and protocol test solutions; and

         o The first line of portable test instruments designed for FTTx testing.

         HIGH-QUALITY PRODUCTS. Product quality is an integral part of our solution. Our Quebec City-based operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard, as are our Toronto operations. Our manufacturing plant in Montreal, Quebec, received ISO 9001/2000 certification on November 16, 2005. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, and other industry-leading standards bodies. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process among all our facilities include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

         Our product designs comply with Directive 2002/96/EC, a legislation enacted by the European Union regarding the disposal of waste electrical and electronic equipment (WEEE), for all products exported to Europe. In regard to the Directive 2002/96/EC (RoHs), we and other test and measurement manufacturers have been warranted an unlimited exemption.

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

         The  following   table   summarizes  the  principal   types  of  test
instruments for the telecommunications industry, typical applications and the format in which we offer them:

                                                                                   FORMAT
                                                       --------------------------------------------------------------
  INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
-----------------    --------------------------------  ----------------------   -------------------------------------
                                                         FTB 400                  IQS-500
                                                        UTS MODULES HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        ----------- ---------   -----------  -----------  -----------
Broadband source     Used  for   testing   wavelength
                     dependent   behavior   of  fiber
                     cables  and  DWDM  optical  com-
                     ponents.                                                        X                         X

Channel selector     Selects   and    isolates    any
                     International  Telecommunication
                     Union (ITU) DWDM  channel in the
                     CBand for bit-error-rate testing       X                        X
                     and   protocol-layer   analysis.

                                                                                   FORMAT
                                                       --------------------------------------------------------------
  INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
-----------------    --------------------------------  ----------------------   -------------------------------------
                                                         FTB 400                  IQS-500
                                                        UTS MODULES HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        ----------- ---------   -----------  -----------  -----------
Chromatic            Measures  increasing  levels   of
dispersion           chromatic  dispersion  in   high-
analyzer             capacity optical networks. Chrom-
                     atic  dispersion  is  a  physical
                     phenomenon  inherent  to  optical
                     fiber and optical components that
                     causes information bits to spread      X
                     along  a  network.  This degrades
                     the quality of  the  transmission
                     signal and, in turn,  limits the
                     transmission  speed  carried  by
                     optical networks.

Clip-on coupling     Clips to an  optical  fiber  and                   X
device               allows non-invasive testing.

Fibre Channel        Brings   FC-0,   FC-1  and  FC-2
tester               logical   layer  Fiber   Channel
                     testing  to  services  delivered
                     via transport protocols, such as
                     DWDM,  SONET/SDH and dark fiber.
                     It  provides   valuable   timing
                     information  and  buffer  credit       X                        X
                     estimation   for  Fiber  Channel
                     network deployment.

Gigabit Ethernet     Measures   data   integrity  for
tester               high-speed   Internet   protocol
                     telecommunications  in metro and
                     edge networks.                         X                        X            X

Laser wavelength     Performs high-accuracy, absolute
meter                wavelength measurements of  con-
                     tinuous wave  (CW) and/or pulsed                                                          X
                     laser sources

Laser spectrum       Performs high-resolution,   spec
analyzer             tral  characterization  of  con-                                                          X
                     continuous CW laser sources

Live fiber detector  Clips on to a fiber  and is used
                     to  detect  the   presence   and
                     direction  of a  signal  without
                     interrupting the traffic.                          X

Loss test set        Integrates  a power  meter and a
                     light   source  to  manually  or
                     automatically  measure  the loss       X           X            X                         X
                     of optical signal along a fiber.

Multiwavelength      Measures  the  power  and  drift
meter                for  multiple  wavelengths  in a       X                        X                         X
                     DWDM system.

Narrowly tunable     A laser  that  can be  precisely
laser                tuned to  simulate  a DWDM light
                     sources.   Used   primarily   in
                     testing optical amplifiers.                                     X

Next-generation      Full SONET/SDH  protocol testing
SONET/SDH analyzer   functionality,         including
                     support  for  GFP,  V.CAT,   and       X                        X
                     LCAS       next       generation
                     enhancements.

Optical amplifier    Boosts   the   power   of  laser
                     sources.  Used  for the  testing
                     and calibration of test systems.                                X

Optical coupler      Used in test  system to  combine
                     sources  or  signals.  Also used                                X
                     as splitters to monitor signals.

                                                                                   FORMAT
                                                       --------------------------------------------------------------
  INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
-----------------    --------------------------------  ----------------------   -------------------------------------
                                                         FTB 400                  IQS-500
                                                        UTS MODULES HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        ----------- ---------   -----------  -----------  -----------
Optical fiber        Measures   the   geometric   and
parameter analyzer   light  guiding  properties of an
                     optical   fiber.   Used  in  new
                     fiber  research and  development                                                          X
                     and   quality  control  applica-
                     tions.


Optical power meter  Measures   the   power   of   an
                     optical   signal.   It  is   the
                     basic tool for the  verification
                     of transmitters,  amplifiers and       X           X            X                         X
                     optical     transmission    path
                     integrity.

Optical power        Provides a highly  accurate  and
reference module     traceable  measurement  of power
                     for    the     calibration    or                                X
                     verification   of  other   power
                     measurement instruments.

Optical return       Combines  a  laser  and a  power
loss meter           meter to  measure  the amount of
                     potentially    degrading    back       X           X            X                         X
                     reflection.

Optical spectrum     Produces       a       graphical
analyzer             representation  of power  versus
                     wavelength    for   an   optical
                     signal. Useful for measuring the
                     drift, power and signal-to-noise
                     ratio for each  wavelength  in a       X                        X
                     DWDM system.

Optical switch       Provides    switching    between
                     fibers.    Used    to    provide
                     flexible  and   automated   test
                     setups  such as the  measurement
                     of     multiple     fibers    or       X                        X
                     components  with multiple  ports
                     with one instrument.

Optical time         Like a radar,  it  measures  the
domain               time of arrival  of  reflections
reflectometer        of   an   optical    signal   to
(OTDR)               determine  the  distance  to the
                     breaks or  points  of  excessive       X
                     loss in a fiber network.

Optical waveguide    Provides  the  refractive  index
analyzer             profile   of  glass   and  fused
                     silica-based   devices  used  in
                     next generation networks.                                                                 X

Passive component    Characterizes            passive
analyzer             wavelength-selective    devices,
                     such      as       multiplexers,
                     demultiplexers    and   add/drop
                     filters,    with    respect   to
                     absolute  wavelength in order to
                     guarantee   their    performance                                                          X
                     within DWDM systems.

Passive optical      Determines the power level of
network (PON)        different signal types,
power meter          including continuous (e.g., TV
                     signal  at 1550  nm) and  framed
                     (e.g.,  ATM or  Ethernet at 1490
                     nm or 1310 nm)  within a passive
                     optical  network.  Various  baud
                     rates are covered,  ranging from
                     155 Mb/s to 2.5  Gb/s,  for both
                     synchronous and  non-synchronous                   X
                     signals.

Polarization-        Measures the  difference in loss
dependent loss       of  power   for  the   different                                X
meter                states of polarization.

Polarization mode    Measures   the   dispersion   of
dispersion analyzer  light    that   is   caused   by
                     polarization.  Generally used to
                     determine   the   speed-distance       X                        X
                     limitation of fiber and cables.

                                                                                   FORMAT
                                                       --------------------------------------------------------------
  INSTRUMENT TYPE          TYPICAL APPLICATION               NSP MARKET                MANUFACTURER/R&D MARKET
-----------------    --------------------------------  ----------------------   -------------------------------------
                                                         FTB 400                  IQS-500
                                                        UTS MODULES HANDHELDS   ITS MODULES  EPX MODULES  INSTRUMENTS
                                                        ----------- ---------   -----------  -----------  -----------
SONET/SDH            Provide  accurate bit-error rate
analyzer             and   performance  analysis   of
                     SONET/SDH overhead  format  that
                     reflect   the   quality   of   a       X                        X            X
                     transmission system.

Stable light source  Emitting  diode or  lasers  used
                     in   connection   with  a  power       X           X            X                         X
                     meter to measure signal loss.

Synchronization      Portable,   stand-alone   tester
analyzer             for   network    synchronization
                     analysis and wander  measurement                                                          X
                     in   wireless    and    wireline
                     transport networks.

Talk set             A  device  that  attaches  to an
                     optical  fiber  and  serves as a
                     temporary       voice       link       X           X
                     facilitating   coordination   of
                     work among installation crews.

Variable optical     Used   in   network   simulation
attenuator           setups  to  provide   calibrated
                     variable    reduction   of   the                   X            X                         X
                     strength of an optical signal.

Visual fault         A  visible  laser  that  can  be
locator              connected  to an  optical  fiber
                     network  to help  locate  breaks       X           X
                     or points of excessive loss.

Widely tunable       Can  produce  laser light across
laser                a broad  range  of  wavelengths.
                     Used to test DWDM components and                                X                         X
                     value-added optical modules.


PRODUCTS FOR NETWORK SERVICE PROVIDERS

         We offer an extensive range of field-portable optical test, measurement and monitoring solutions that are mainly used by NSPs, but can also be utilized by system vendors. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our second-generation field-testing platform, the FTB-400 UTS, is available in three configurations: The two-slot option is ideal for OTDR, OLTS and GigE applications, while the seven-slot option is used for dispersion characterization (PMD and CD), DWDM testing (OSA and MWM) and protocol (SONET/SDH/datacom) testing. Our newest addition, the eight-slot option, is a high-performance, multiple-protocol configuration that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large robust touchscreens are very practical for field use.

         In addition, we offer the FTB-100 Mini-OTDR with an integrated power meter option. This cost-effective platform provides field technicians with basic OTDR testing capabilities.

         In 2005, we launched a new family of value-added handhelds to perform optical loss testing in the outside plant environment. Furthermore, we expanded our OTDR product line by adding a new four-lambda OTDR to better suit the installers' market.

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

         In 2005, we introduced a new FTTH/CWDM passive component test system that allows manufacturers to measure insertion loss (IL), polarization-dependent loss (PDL) and optical return loss (ORL) in a single test sequence.

         Our system/component vendor products also address testing issues that cannot be handled by standard test modules or stand-alone bench-top instruments. We have developed a number of integrated test systems and offer them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is list of integrated test systems that we provide for characterizing optical components, sub-systems and networks:

         o   CWDM/FTTH passive optical      Used to automatically characterize
             component test system          all    critical    specifications,
                                            including spectral insertion loss,
                                            polarization-dependent   loss  and
                                            optical  return  loss  of  a  CWDM
                                            passive   component   or  a   FTTH
                                            splitter  with  a high  degree  of
                                            accuracy, ease of use and speed.

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

         o   Cable assembly test system     Used to perform insertion loss and
                                            mandrel-free  reflection  measure-
                                            ments  with  the highest degree of
                                            accuracy  and   repeatability   on
                                            short fiber assemblies.

         o   Optical calibration test       Used  to  calibrate  power  meters,
             system                         light      sources,       variable
                                            attenuators   and   optical   time
                                            domain reflectometers.

         o   DWDM passive component test    Used to automatically characterize
             system                         all    critical    specifications,
                                            including spectral insertion loss,
                                            polarization-dependent   loss  and
                                            optical  return  loss  of  a  DWDM
                                            passive   component  with  a  high
                                            degree  of  accuracy,  ease of use
                                            and speed.


PRODUCTS FOR LIFE SCIENCES AND INDUSTRIAL APPLICATIONS

         Over the years, we have developed and acquired a number of core technologies that we leverage in selected high-precision assembly and life sciences markets. For example, we offer several light-based curing solutions for optical component manufacturing and have optimized our approach for other industries, such as semiconductor, microelectronic, and medical device manufacturing, in order to maximize revenues. Our Novacure(R), Acticure(R), and Omnicure(R) systems deliver precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback, thermal control, and radiometry technology, produce a high-quality bonding solution that is unmatched in the industry. Our technology and application knowledge place us at the forefront of this market.

         In 2005, our X-Cite(TM) 120 Fluorescence Illumination System, which offers 1,500 hours of lamp life, established itself as the leading fluorescence microscopy solution in North America. We have created partnerships with major microscope manufacturers, who resell this microscope accessory to their new and installed base of customers through their own sales channels.

         On  the   light-based   curing  side,   we  introduced  an  automated
spot-curing platform, the OmniCure(TM) Series 2000 that can be controlled via a personal computer.

         The following table summarizes the principal types of high-precision assembly and life science solutions we provide and their typical applications:

-------------------------------------------------------------------------------------------------------------

                          LIGHT SOURCES AND ACCESSORIES
-------------------------------------------------------------------------------------------------------------

         PRODUCT TYPE                    PRODUCT                   TYPICAL APPLICATION
-------------------------------------------------------------------------------------------------------------
 UV Light Sources              Novacure(R)                  Used  to initiate  photo  chemistry reactions in
                               Acticure(R)                  polymer-based materials for a variety of end use
                               Omnicure(R) S1000            applications   such   as   adhesive  curing  for
                               Omnicure(R) S2000            manufacturing  of high value-added items such as
                                                            medical     devices,   micro-electronic      and
                                                            opto-electronic   components, displays, and data
                                                            storage devices.
-------------------------------------------------------------------------------------------------------------
 Fluorescent Light Sources     X-Cite(R) 120                Fluorescence light source that attaches directly
                               X-Cite(R) 120 PC             to  most microscopes   currently  sold by Nikon,
                                                            Zeiss,  Olympus and Leica.
-------------------------------------------------------------------------------------------------------------
 Computer Control Module       ACS-1000                     Electronic interface module used to connect EXFO
                                                            UV  light   sources  to  computers  or  computer
                                                            networks for process automation.
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

                          LIGHT SOURCES AND ACCESSORIES
-------------------------------------------------------------------------------------------------------------

         PRODUCT TYPE                    PRODUCT                   TYPICAL APPLICATION
-------------------------------------------------------------------------------------------------------------
  Optical Accessories                                       Optional  custom  delivery optics used with EXFO
                                                            UV light sources to tailor the properties of the
                                                            light beam to end-user applications.
-------------------------------------------------------------------------------------------------------------
 High Power Fiber Light Guide                               Provides an equal  distribution  of light energy
                                                            to multiple cure sites with 50% more  throughput
                                                            than standard fiber guides
-------------------------------------------------------------------------------------------------------------

                               OPTICAL INSTRUMENTS
-------------------------------------------------------------------------------------------------------------

         PRODUCT TYPE                    PRODUCT                    TYPICAL APPLICATION
-------------------------------------------------------------------------------------------------------------
 Radiometer                    R5000                        Handheld,  broadband  optical  radiometer used in
                                                            conjunction  with EXFO UV light sources to ensure
                                                            process quality control at the end-user location.

 Cure-Ring Radiometer                                       Measures  the output  power of light from an EXFO
                                                            cure ring; ideal for applications that requires a
                                                            uniform 360(degree) exposure
-------------------------------------------------------------------------------------------------------------
 Precise Motors/Stages         IW-700 Inchworm Motors       High resolution  optical  alignment,  fiber-optic
                               TSE-820 Inchworm Stages      alignment,  semiconductor positioning,  materials
                               UHVL Inchworm Motors         research
-------------------------------------------------------------------------------------------------------------

                        PRECISION POSITIONING INSTRUMENTS
-------------------------------------------------------------------------------------------------------------

         PRODUCT TYPE                 PRODUCT LINE                            TYPICAL APPLICATION
-------------------------------------------------------------------------------------------------------------
 Micromanipulators             PCS-6000 Micromanipulators   Electrophysiology  research  such as patch  clamp
                               PCS-5000 Micromanipulators   recording  experiments  on the brain and  central
                                                            nervous system

-------------------------------------------------------------------------------------------------------------
 Microscope Platforms          Gibraltar Platform/Stage     Applications using upright microscopes
-------------------------------------------------------------------------------------------------------------
 Microinjection Systems        MIS-5000 Microinjection      Microinjection and nuclear transfer for  genetics
                               Manipulator                  and reproductive sciences research
                               PiezoDrill Inertial Impact
                               Drill
-------------------------------------------------------------------------------------------------------------
 Microelectrode Positioner     LSS-8000 Inchworm System     Electrophysiology research such as intracellular
                                                            recording experiments
-------------------------------------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT

         We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we retain and recruit highly skilled personnel. Our Telecom Division's research and development department is headed by a Vice-President of Research and Development, while our Life Sciences and Industrial Division has a Director of Research and Development. As of November 1, 2005, our research and development departments included 188 full-time engineers, scientists and technicians, of whom 26 hold post-graduate degrees. Gross research and development expenditures in fiscal 2005 reached $15.9 million, compared to $15.7 million in 2004 and $17.1 million in 2003. We launched 15 new products in fiscal 2005 compared to 20 in 2004 and 15 in 2003. Approximately 42% of sales in fiscal 2005 originated from products that have been on the market two years or less compared to 32% in 2004 and 49% in 2003.

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

         We also maintain research and development programs for our life science and industrial activities in Toronto, Canada. The product development process is managed using a similar stage-gate process, and projects are reviewed and approved through a quarterly portfolio review. The future success of our life science and industrial operations largely depends on our ability to maintain and enhance our core technology in light-based curing, fluorescence illumination systems and piezoelectric positioning.

         Strong R&D capabilities in Toronto have made it possible to bring a number of successful new products to market quickly and retain customer intimacy. In the process, it has enhanced our ability to customize products for special applications and to develop original equipment manufacturing (OEM) products under partnerships and exclusive contracts. Outside consultants are often used for added support in areas like software development, mechanical design and rapid prototyping.

CUSTOMERS

         Our global and diversified telecom customer base relies on our test and measurement solutions to enable optical networks to perform impeccably during their complete life cycles: research, development, manufacturing, installation, maintenance and real-time monitoring. We also have selected customers in high-precision assembly and life science sectors that require our solutions to render them more efficient in their respective fields. Our telecom customers include carriers, cable television companies, public utilities, private network operators third-party installers, equipment rental companies, system manufacturers, component vendors and laboratory researchers. Our life science and industrial customers consist of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems and photonic components, as well as universities, medical schools, governments, as well as private and industrial research laboratories. In fiscal 2005, our top customer accounted for 23.3% of our sales and our top three customers represented 28.4% of our sales. In comparison, our top customer accounted for 13.8% of sales and top three customers 20.8% in 2004, while in 2003, our top customer accounted for 9.2% of sales and our top three customers 17.5%.

         With regard to geographic distribution, sales to customers in the Americas (US, Canada and Central & South America) represented 68% of our sales in fiscal 2005, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 20% and 12% of sales, respectively. In 2004 and 2003, the sales split was 66% for the Americas, 18% for EMEA and 16% for Asia-Pacific.

SALES

         We sell our telecom test and measurement solutions through direct and indirect sales channels in North America and around the world.

         In North America, we use a hybrid model, combining key account management with direct and indirect sales coverage. We typically use key account managers to serve large customers that generate high sales volumes or might potentially represent high sales volumes in the future. These key account managers are supplemented by regional sales managers, sales representatives and distributors in US metropolitan areas and regional sales managers in Canada.

         We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization supported by regional sales managers. Our main sales offices and service centers in North America are located in Addison, Texas, and Quebec City, Canada. They are supplemented by a regional presence in cities across the US and Canada.

         On  the  international   front,  we  have  sales  personnel  covering
strategic areas such as EMEA (Europe, Middle East and Africa), APAC (Asia-Pacific region) and Latin America. Our sales network in EMEA is supported by a main office and service center in Paris, France, which maintains our head of European sales operations and also provides repair and calibration services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distributors.

         As for APAC, our main sales offices for South East Asia is located in Singapore, while our main office for mainland China is located in Beijing, China, which also acts as a service center to better serve our customer base in the whole Asia-Pacific region. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

         We rely on a network of more than 90 distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of our international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

         Our direct telecom sales team consists of a Vice-President of Global Sales supported by five regional sales Directors that are leading a widely distributed team of more than 55 people acting as key account managers, regional sales managers, sales engineers and application engineers. They are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 12 years of experience in the fields of telecommunications, fiber optics, or test and measurement. We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

         The main office for our Life Sciences and Industrial Division is located in Toronto, Canada. We use mixed sales channels to serve various markets supported by this division, depending on product line and geography. Optical light sources and related accessories used for industrial applications are sold in North America through a network of more than 10 manufacturer representatives and, internationally, through a network of more than 20 distributors. The X-Cite 120 Fluorescence Illumination System is sold through value-added reseller agreements with major microscope companies and system integrators in North America; negotiations are underway to extend these agreements worldwide. Nanopositioning products are sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the nanopositioning life science research market in the United States and Canada, distributor agreements are in place with major microscope manufacturers, which include Leica, Nikon, Olympus and Zeiss. These companies often combine the sale of their microscopes with our product.

PRODUCT MANAGEMENT, MARKETING/COMMUNICATIONS AND CUSTOMER SUPPORT

PRODUCT MANAGEMENT

         Our telecom Product Management Group consists of two  Vice-Presidents
- one responsible for our Optical product line and the other for our Protocol product line - as well as product managers who have various degrees in engineering, science and business administration. Product managers, under the direction of the respective Vice-Presidents, are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, strategic marketing specialists analyze our markets, compile competitive information and identify macro-trends in our sector.

         Our Life Sciences and Industrial Group consists of a Director - responsible for both life sciences and precision assembly sectors - as well as product managers who have various degrees in engineering, science and business administration. Product managers, under the direction of the Director, are responsible for all aspects of their business line marketing programs including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns.

MARKETING/COMMUNICATIONS

         The Telecom Division's Marketing-Communications team, which consists mainly of project managers, marketing writers, translators and graphic artists, supports our Product Management Group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force and for updating the marketing contents of our website.

         The Life Sciences & Industrial Division's Marketing-Communications team shares a variety of marketing initiatives. This group is assisted by product managers, who provide the technical data and collaborative support required to produce product specification sheets, catalogues, application notes and multimedia marketing tools. This Marketing-Communications team is also responsible for all advertising material, Website updates, events planning (including trade shows) and direct promotional marketing such as mass mailings and telemarketing. This team also provides the sales tools required by the Life Sciences and Industrial Division's worldwide sales channels, including maintaining our elite partner program.

CUSTOMER SUPPORT

         Customer support is deemed a corporate mandate at EXFO. As such, our Customer Support Group handles requests from customers worldwide. Our Customer Support Department consists of three distinct units: Inside Sales, Technical Support and After-Sales Service.

         Inside Sales is mainly responsible for guiding customers in purchasing the correct equipment for their respective applications, issuing quotations and promoting our Flexcare service program. In order to provide customers with one central point of contact, our service representatives work with the customer from purchasing equipment to helping them service the equipment, if necessary. These services are provided in English, French, Spanish and Chinese.

         Within our Technical Support team, we have agents who provide troubleshooting support to our customers as well as trainers and installers who offer on-site servicing for more complex equipment.

         To offer superior after-sales service worldwide, we have service centers based in North America, Europe and Asia. These service centers provide technical support, software upgrades, calibration and repairs for our customers.

MANUFACTURING

         Our manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality assurance, shipping, billing and customs management. As of November 1, 2005, we had 250 employees involved in our manufacturing operations. Most of our manufacturing activities, which occupy a total of approximately 61,300 square feet, are spread among four buildings in three cities.

         Our Telecom Division occupies 50,000 square feet in Quebec City, Canada, spanning two sites, and 3,300 square feet in Montreal, Canada. These manufacturing operations include the following responsibilities:

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

     o PRODUCT ENGINEERING AND QUALITY. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. Quality is assured through product testing at numerous stages in the manufacturing process to ensure that our products meet stringent industry requirements and our customers' performance requirements. Our quality assurance program has been certified ISO 9001/2000 at our two locations in Quebec City, Canada and our Montreal site received the same certification on November 16, 2005.

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

         Our Life Sciences and Industrial Division's manufacturing operations occupy 8,000 square feet in Toronto, Canada. This group manufactures light sources and related accessories, fluorescence illumination systems and precise positioning equipment for the life sciences and high-precision assembly markets. Operations consist of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Recognizing the importance of reduced time-to-market for our solutions, we have focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly. Following are key manufacturing responsibilities in
Toronto:

         MANUFACTURING - consists primarily of assembly and test capabilities where all major manufacturing elements are subcontracted to various key suppliers. These components are integrated into assemblies and tested in order to ensure all operating specifications have been met for each product manufactured. Capacity and production planning are utilized on an ongoing basis to ensure that adequate resources are available to meet forecasted and actual demand.

         PROCUREMENT - activities are focused on developing key suppliers that are able to manufacture components to our specifications and ensuring the most competitive price has been attained. Supplier evaluation is the joint departmental effort of operations, engineering and the quality group.

         WAREHOUSE/RECEIVING   -  in-coming   inspection  and  warehousing  of
components used for product realization, along with shipping and custom transactions, are controlled in this area.

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

         Generally, competitors fall into two categories. The first category consists of global test and measurement vendors, who complement their broad range of products with optical test and measurement equipment. These companies include Agilent Technologies, Inc., Ando Corporation, Anritsu Corporation, JDS Uniphase Corporation, Spirent plc and Tektronix, Inc.

         The second category refers to niche companies in the test and measurement industry. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave, Inc., Ixia and Sunrise Telecom Incorporated.

         Competition for our life sciences and industrial solutions is quite varied, depending upon product line. Competitors that sell light-based curing products include Hamamatsu, Ushio and Matsushita (Panasonic) in Asia, with Hamamatsu increasing its presence in North America. With regard to our X-Cite 120 Fluorescence Illumination System, main competitors consist of microscope manufacturers who have developed lamp housings for low-wattage mercury burners in-house. Finally, our motion control Life Science instruments, which are designed for various life science applications, compete against products from companies like Sutter Instruments and Narishige.

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

         In Europe, with the implementation of the WEEE directives for recycling of electronic products in selected European Countries (2002-96-CE), we have appointed a task force committee consisting of our management and employees, distributors and other partners as the case may be, to ensure full compliance with regulations and oversee the management, logistics, recycling rate, disposal services and activities related to recycling of electronic equipment and products within the member states.

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

         We currently hold 32 from U.S., six from Canada, two from Germany, two from the United Kingdom, two from France, and one from China-issued patents and we have 15 from U.S., 14 from Canada, two from China, one from Germany and two Patent Cooperation Treaty patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from April 19, 2011 to October 5, 2025.

         We consider eight of our inventions for which patents have either been granted or are pending to be material. These inventions are:

    o    a method and apparatus for  identification  and  characterization  of
         multiple   fibers   using   an   OTDR.    This   invention    targets
         fiber-to-the-home testing applications where a single technician needs to verify that the multiple fibers in a distribution cable are correctly identified and then measure their loss;

    o the measurement of attenuation of optical fibers using bidirectional transmission of information via the fiber for which patents were granted in the United States and Canada. This invention forms the basis of our FOT-930 and FTB-3920 products;

    o a method and apparatus for characterizing optical power levels in three-wavelength, bidirectional fiber-to-the-home systems. This invention describes how the optical power can be measured at the two-downstream and one upstream wavelengths used to connect a residence or business customer, while maintaining the signal continuity necessary to keep the home-based Optical Network Terminal operating. A PCT patent application has been filed and is in process. This invention forms the basis of the two-port version of our PPM-350B PON Power Meter.

    o a method and apparatus to determine optical phase delay, which forms the basis of our new FTB-5800 product for the measurement of chromatic dispersion in field-installed optical fibers. A US patent has been granted, and applications have been submitted in Canada, Europe (pursuant to PCT), and China;

    o an optical spectrum analyzer using optical fibers as input and output "slits". This invention forms the basis of our FTB-5240, FTB-5240B and IQ-5250 products. A US patent and a Chinese patent have been granted and applications are in process in the United States, Canada, and Europe (pursuant to PCT);

    o the light-curing system with closed-loop control and work-piece recording which is at the heart of the spot-curing systems manufactured by EXFO Photonic Solutions and for which patents were granted in the United States and Canada;

    o Intelli-lampTM patents used in the spot curing and fluorescence microscopy illumination systems optimize lamp performance in EXFO Photonic Solutions systems. Two patents have been granted in the US, and applications are pending in Canada and Germany.

    o the portable test gear for TDM and packet-based communications for which patent applications have been filed in Canada, the United States and pursuant to the Patent Cooperation Treaty form the basis of the technology used by EXFO Protocol for a number of its protocol testing products.

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

C.       ORGANIZATIONAL STRUCTURE

         As of November 1, 2005, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

[GRAPHIC OMITTED -- ORGANIZATIONAL CHART]

                                           --------------------
                                           EXFO Electro-Optical
                                             Engineering Inc.
                                               18/09/1985
                                                (Canada)
                                               Operating
                                           --------------------
                                                    |
                                                    |
                                                    |
               100%             100%            100%          100%        100%              100%              100%              100%
-- ---------------   -------------   --------------  ------------  ----------  ----------------  ----------------  ----------------
|  EXFO UK Limited   EXFO Photonic   GEXFO           GAP Optique   EXFO Asia   Nortech Fibronic  EXFO Protocol     Burleigh
|  (United Kingdom)  Solutions Inc.  Distribution    SA            Pacific     Inc.              Inc.(formerly)    Instruments GmbH
|    Dissolved       (formerly Efos  Internationale  17/05/1994    PTE Ltd.    14/08/1991        Avantas Networks  (Germany)
|   25/11/2003       Inc.)           Inc.            (Switzerland) 18/01/2001  (Canada)          Corporation)      Non-operating
|                    20/02/1984      17/12/1992      Non-Operating (Singapore)  Non-operating    02/11/2001
|                    (Ontario)       (Quebec)                      Operating                     (Canada)
|                    Operating        Holding                                                    Dissolved
|                                                                                                12/09/2003
|                                         |                                           |
|                    --------------------------------------------                -------------
|                                  100%         100%         100%                         100%
|                    ------------------  -----------   ----------                -------------
|                    EXFO Spain Holding  EXFO Europe   EXFO USA                   Nortech
|                    S.L. 08/02/1994     SARL          Inc.                      Fibronic Inc.
|                    (Spain)             08/02/1994    07/12/2000                (Texas)
|                    Holding             (France)      (Delaware)                Dissolved
|                                        Operating      Holding                   07/09/2001
|                        |                                |
|             -------------------     ------------------------------------------
|                            100%             100%        100%              100%
|             -------------------     ------------   ---------     -------------
|             EXFO International      EXFO America   EXFO          EXFO Gnubi
|             Services Management     Inc.           Burleigh      Products
|             LLC                     15/12/1992     Products      Group Inc.
|             22/11/2000              (Delaware)     Group Inc.    04/09/2002
|             (Hungary)-Operating     Operating      25/08/1972    (Delaware)
|                                                    (New York)    Non-Operating
|                                                    Non-Operating
|                                                 /                \
|                                    -------------------------------------------
|                                            71.5%                          100%
|                                    -------------                 -------------
|                                     Burleigh                     Burleigh
|                            28.5%   Instruments                   Automaton
-----------------------------------  (UK) Ltd.                     Inc.
                                      (United                       (Delaware)
                                      Kingdom)                     Non-Operating
                                      Dissolved
                                      12/11/2002


D.       PROPERTY, PLANT AND EQUIPMENT

         Our main offices and facilities are located in Quebec City, Canada where we now occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Canada (formerly EXFO Protocol) and in Toronto, Canada (EXFO Photonic). EXFO Burleigh's facilities are located in Victor, New York and are presently for sale.

         In addition, we maintain sales offices and/or have regional sales managers located in China, France, Germany, Great Britain, Italy, Japan, Singapore and the United States.

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

         The following table sets forth information with respect to the main facilities that we occupy as of November 1, 2005.

            LOCATION                         USE OF SPACE                 SQUARE FOOTAGE     TYPE OF INTEREST
            --------                         ------------                 --------------     ----------------
436 Nolin Street               Manufacturing of telecom products                44,164             Owned
Vanier (Quebec)

400 Godin Avenue               Research and Development, Manufacturing,        128,800             Owned
Vanier (Quebec)                Executive and Administrative

2260 Argentia Road             Partially occupied for Research and              25,328 (1)        Leased
Mississauga (Ontario)          Development, Manufacturing of Life
                               Science and Industrial products and
                               Administrative

2650 Marie-Curie               Research and Development, Manufacturing          26,000            Leased
St-Laurent (Quebec)            and Administrative

7647 Main Street Fishers       Unoccupied                                            0 (2)         Owned
Victor (New York)

1) 10,672 square feet have been subleased to a third party. The total square footage leased is 36,000.

2) The total square footage owned is 40,000, is unoccupied and is presently for sale.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2003, 2004 and 2005, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 21 to our consolidated financial statements.

         The following discussion and analysis of financial condition and results of operations is dated November 3, 2005.


INDUSTRY OVERVIEW

         Leading telecom operators (telcos), mostly in the United States, accelerated fiber deployments deeper in their access networks during the last year because they are involved in a triple-play war (even quadruple-play with wireless telephony) against cable TV operators (cablecos) to offer consumers bundled voice, data and video services. This broadband war between telcos and cablecos contributed to an increase in wireline capital expenditures in 2005, especially in the United States.

         Leading  US  telcos,  along  with a number of  Tier-II  and  Tier-III players, opted for an assortment of deployment strategies, including fiber-to-the-node (FTTN), fiber-to-the-curb (FTTC), fiber-to-the-home (FTTH) or its equivalent fiber-to-the premises (FTTP), depending on the bets they placed in terms of how much bandwidth will be required to meet the challenge from the cablecos. These deployments, which fall under the generic FTTx name, are not as prevalent in Europe and Asia. However, test trials are underway in these regions as a means to increase revenues by delivering video services to undercut competition. Note that Japan and Korea already have FTTx deployment programs, aimed at delivering 100 Mb/s to every home, well underway.

         As the demand for broadband services increases worldwide, voice, data and video are becoming mere applications on converged, IP-based networks. Telcos around the world are migrating from public switched telephone networks
(PSTN) to packet-based, IP networks in order to achieve substantial reductions in operating expenses and increased profitability. British Telecom Group, for example, announced it will spend (British Pound)10 billion over five years on its 21st Century Network to reduce operating expenses by up to (British Pound)
1.0 billion per year through a single network carrying voice, data and video signals.

         Legacy SONET/SDH networks were designed in the late 1970s to carry voice traffic. Their efficiency however can often times drop to as low as 30% when combining voice, data and video services. Next-generation networks, such as those announced by British Telecom, represent a major technological improvement, since they can deliver triple-play services at near 100% efficiency, regardless of the payload content, while significantly reducing the cost of operating and maintaining networks.

         These key market trends affected multiple segments of the global telecommunications supply chain in 2005. System manufacturers benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw incremental demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx applications.


COMPANY OVERVIEW

         EXFO is a recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers a complete range of dedicated and integrated test solutions to network service providers (NSPs), cable operators, system vendors and component manufacturers in approximately 70 countries. One of our strong competitive advantages is our modular test platforms design, based on a PC/Windows-centric architecture, which offers a series of test modules that maximize technology reuse across multiple market segments at minimal redesign cost. The Life Sciences and Industrial Division, formerly called Photonics and Life Sciences Division, mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics and optoelectronics.

         This year marked EXFO's 20th anniversary, as the company was founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

         In the last four years, we have enhanced our competitive position through the acquisition of two protocol test businesses in order to expand our product offering and address our customers' requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of GNUBI COMMUNICATIONS, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal in fiscal 2004, enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

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

         In fiscal 2005, we launched 15 new products, including a next-generation SONET/SDH analyzer for characterizing converged, IP-based networks; a 10 Gigabit Ethernet (GigE) test solution to assess quality of service in core and metro networks; a new software suite for remote Ethernet testing and commissioning applications; an all-band component analyzer for FTTx and coarse wavelength-division multiplexing (CWDM) applications in the manufacturing/R&D market; a series of three handheld test instruments for the installation and maintenance market; and an optical spectrum analyzer (OSA) for CWDM applications in metro and access networks. In addition, we formed an alliance with ADC Telecom to provide a unique remote Ethernet test solution for first-mile applications.

         In 2005, we also consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading U.S. carriers deploying fiber in their access networks. Our top customer accounted for 23.3% of sales in 2005. Subsequent to the year-end, we were supplier for all fiber deployment test applications by Deutsche Telecom AG - including FTTx.

         We recorded a foreign exchange loss of $1.3 million in fiscal 2005 due to the significant increase in the value of the Canadian dollar versus the US dollar during that year. In addition to this foreign exchange loss, our P&L (profits and losses) line items in 2005 were also negatively affected by the appreciation of the Canadian dollar, since a significant portion of our expenses are incurred in Canadian dollars while we report our results in US dollars.

         In the third quarter of fiscal 2005, EXFO was named recipient of the 2005 Growth Strategy Leadership Award by Frost & Sullivan, a leading market research firm in the telecommunications test sector. The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on a report by Frost & Sullivan, we increased our market share from 8.4% in fiscal 2003 to 10.3% in 2004. This marked the second consecutive year that we earned this industry award.

         Finally, during fiscal 2005, we completed the consolidation of our Life Sciences and Industrial Division in Toronto and we recorded $482,000 in restructuring expenses. Altogether, we incurred $2.5 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process.

SALES

         We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and, indirectly, through distribution channels. Most of our sales are denominated in US dollars and Euros.

         Historically, it has been very unusual to have any customer account for more than 10% of our sales. However, in both fiscal 2004 and 2005, we had one customer that accounted for 13.8% and 23.3% of our sales, respectively. In fiscal 2005, our top three customers accounted for 28.4%, compared to 20.8% in 2004. We believe the sales concentration in fiscal 2005 is largely due to our leadership position in the FTTx test market, as a large portion of our sales to our top customer was for a series of products related to FTTx deployment. We expect this sales concentration to decrease in fiscal 2006, as we continue efforts to diversify our customer base.

         Despite the fact that we had one customer that accounted for a substantial part of our sales in fiscal 2005, we believe that we have a vast array of products and a diversified customer base, both in terms of industry sector and geographical area, which provides us with reasonable protection against concentration of sales and credit risk.

COST OF SALES

         Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete and scrapped materials are also included in cost of sales. However, cost of sales is exclusive of amortization, which is shown separately in the statements of earnings.

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


OUR STRATEGY

STRATEGIC OBJECTIVES FOR FISCAL 2005

         In our fiscal 2004 Annual Report, we had established three strategic objectives for fiscal 2005. We planned to increase sales through market-share gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2005 and the results achieved for each of these objectives.

INCREASE SALES THROUGH MARKET-SHARE GAINS

         In fiscal 2005, we focused on continued market-share gains to achieve growth. We posted our second-best sales performance in history, growing sales 30.3% to $97.2 million in fiscal 2005, compared to a stated goal of 20%. Considering that the telecommunications market slightly improved in fiscal 2005, this is a clear indication that we gained market share overall. For fiscal 2005, our Telecom Division and our Life Sciences and Industrial Division reported sales increases of 36.1% and 8.6%, respectively.

MAXIMIZE PROFITABILITY

         Returning to profitability remains a top priority at EXFO. In fiscal 2005, we substantially reduced our loss from operations from $10.6 million in fiscal 2004 to $199,000 in 2005. The loss from operations incurred in fiscal 2005 includes restructuring and other charges of $292,000, recorded in conjunction with the consolidation of the operations of our Life Sciences and Industrial Division and stock-based compensation costs of $963,000.

FOCUS ON INNOVATION

         In fiscal 2005, innovation was a key driver at EXFO. We maintained a significant level of research and development investments and introduced 15 new products to the marketplace. We invested $15.9 million in gross research and development expenses, an amount similar to 2004. In fiscal 2005, 42.4% of our sales originated from products that have been on the market for two years or less, which is slightly below our stated goal of 45% for fiscal 2005. While we slightly missed our target, this represents a significant improvement over the prior year (31.7%), thanks to the 20 new products brought to the marketplace in fiscal 2004 - several of which were released in the second half of the fiscal year - and the 15 new ones launched in fiscal 2005.

STRATEGIC OBJECTIVES FOR FISCAL 2006

         For fiscal 2006, we believe general market conditions will moderately improve as carriers around the world will intensify triple-play investments in an effort to bolster revenues and/or provide a defensive/offensive measure in the telcos vs. cablecos battle to deliver video, data and voice services to residential and business customers. This ongoing trend will prompt increased capital expenditures (CAPEX) mainly in the access network market, likely over several years to come. On a more global basis, the migration of these services onto a single, IP-based network to reduce operating expenditures will instigate increased CAPEX in the network core. On the strength of our market-driven R&D program, we are well-positioned for these latest industry trends.

         As one might expect, our strategic directions, and therefore our key performance indicators, will not be radically different from those of 2005. Since we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth is at the heart of our actions. We intend to maintain our long-term focus on profitable growth by increasing sales through further market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

INCREASE SALES THROUGH MARKET-SHARE GAINS

         In fiscal 2006, we will continue focusing on market-share gains and growing faster than our end markets. In fiscal 2005, our 30.3% sales growth in a slightly increasing market condition clearly indicated that we gained market share. As mentioned earlier, EXFO was named recipient of the 2005 Growth Strategy Leadership Award by Frost & Sullivan.The award is presented annually to the company whose visionary growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on Frost & Sullivan, we increased our market share from 8.4% in fiscal 2003 to 10.3% in 2004. For fiscal 2006, we intend once again to grow sales faster than the market by leveraging our sustained R&D investments in areas such as next-generation Internet protocol (IP) and FTTx testing, by intensifying our sales and marketing efforts, both domestic and international, as well as by strengthening and expanding our business relationships with major accounts.

MAXIMIZE PROFITABILITY

         Profitability remains a top priority and we expect that sales growth combined with a strong focus on operations will increase our earnings from operations in fiscal 2006, assuming no acquisition.

FOCUS ON INNOVATION

         In fiscal 2006, innovation will continue to be a major growth vehicle for us, as it significantly drives not only revenue and profitability but also allows us to better position ourselves in the long term. We remain convinced that our commitment to innovation will pay off in the long term and support our growth and profitability targets as demonstrated during the last fiscal year. We have maintained a significant level of R&D investment since the telecom peak in 2001 and brought 15 new products to the marketplace in fiscal 2005. Now that our net R&D investments as a percentage of sales are right in line with our long-term model, we intend, for fiscal 2006 and beyond, to increase our investment in R&D activities in proportion to our sales growth. Our numerous but focused R&D initiatives should enable our new products to continue gaining traction with customers and lead to further growth, market-share gains and increased profitability in the coming years.

KEY PERFORMANCE INDICATORS

         As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2006. They are summarized as follows:

----------------------------------------------------------------------------------------

STRATEGIC OBJECTIVES FOR FISCAL 2006          KEY PERFORMANCE INDICATORS FOR FISCAL 2006
----------------------------------------------------------------------------------------
Increase sales through market-share gains           15% sales growth year-over-year
----------------------------------------------------------------------------------------

Maximize profitability                              5% in earnings from operations
----------------------------------------------------------------------------------------

Focus on innovation                                 40% of sales from new products
                                                    (on the market two years or less)
----------------------------------------------------------------------------------------

CAPABILITY TO DELIVER RESULTS

         At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, warranty obligations, restructuring charges, contingencies and other obligations, as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

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

         Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

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

         RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made. We review the recoverability of such tax credits on a quarterly basis.

         IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

         We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset, or a group of assets, is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

         FUTURE INCOME TAXES. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. As at August 31, 2005, we had established a full valuation allowance against our future income tax assets. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not.

         STOCK-BASED COMPENSATION COSTS. Since September 1, 2003, we account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

         On September 1, 2004, we prospectively adopted the following new Canadian Institute of Chartered Accountants (CICA) handbook sections:

    o    Section 1100, "Generally Accepted Accounting Principles"
    o    Section 1400, "General Standards of Financial Statement Presentation"

         Furthermore, in January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments - Recognition and measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity". These new standards apply to fiscal years beginning on or after October 1, 2006, and we will adopt them on September 1, 2007.

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

RESULTS OF OPERATIONS

         The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

CONSOLIDATED STATEMENTS OF
EARNINGS DATA:                               2005          2004           2003        2005          2004         2003
-----------------------------------------------------------------------------------------------------------------------
Sales.............................      $  97,216     $  74,630      $  61,930       100.0%        100.0%       100.0%

Cost of sales (1).................         44,059        34,556         36,197        45.3          46.3         58.4
-----------------------------------------------------------------------------------------------------------------------

Gross margin .....................         53,157        40,074         25,733        54.7          53.7         41.6
-----------------------------------------------------------------------------------------------------------------------
Operating expenses

  Selling and administrative......         31,782        25,890         26,991        32.7          34.7         43.6
  Net research and development ...         12,190        12,390         15,879        12.5          16.6         25.6
  Amortization of property, plant
     and equipment ...............          4,256         4,935          5,210         4.4           6.6          8.4
  Amortization of intangible
     assets ......................          4,836         5,080          5,676         5.0           6.8          9.2
  Impairment of long-lived assets
     and goodwill.................             --           620          7,427          --           0.8         12.0
  Restructuring and other charges.            292         1,729          4,134         0.3           2.3          6.7
-----------------------------------------------------------------------------------------------------------------------

Total operating expenses..........         53,356        50,644         65,317        54.9          67.8        105.5
-----------------------------------------------------------------------------------------------------------------------
Loss from operations..............                                                    (0.2)        (14.1)       (63.9)
                                             (199)      (10,570)       (39,584)

Interest and other income.........          2,524         1,438          1,245         2.6           1.9          2.0

Foreign exchange loss.............         (1,336)         (278)        (1,552)       (1.4)         (0.4)        (2.5)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes           989        (9,410)       (39,891)        1.0         (12.6)       (64.4)

Income taxes......................          2,623          (986)        15,059         2.7          (1.3)        24.3
-----------------------------------------------------------------------------------------------------------------------
Net loss for the year.............      $  (1,634)    $  (8,424)     $ (54,950)       (1.7)%       (11.3)%      (88.7)%
=======================================================================================================================

Basic and diluted net loss
  per share.......................      $   (0.02)    $   (0.13)     $   (0.87)

Segment information
  Sales:
   Telecom Division...............      $  80,120     $  58,882      $  48,753        82.4%         78.9%        78.7%
   Life Sciences and
     Industrial Division..........         17,096        15,748         13,177        17.6%         21.1%        21.3%
-----------------------------------------------------------------------------------------------------------------------
                                        $  97,216     $  74,630      $  61,930       100.0%        100.0%       100.0%
=======================================================================================================================

 Operating earnings (loss): (2)
   Telecom Division...............      $     763     $  (5,557)     $     --          0.8%         (7.4)%         --%
   Life Sciences and Industrial
     Division.....................           (962)       (5,013)           --         (1.0)         (6.7)          --
-----------------------------------------------------------------------------------------------------------------------
                                        $    (199)    $ (10,570)     $     --         (0.2)%       (14.1)%         --%
=======================================================================================================================

Research and development data:
  Gross research and development..      $  15,878     $  15,668      $  17,133        16.3%         21.0%        27.7%
  Net research and development....      $  12,190     $  12,390      $  15,879        12.5%         16.6%        25.6%
-----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS DATA:
Total assets......................      $  190,957    $  172,791     $ 146,254
=======================================================================================================================

(1)  The cost of sales is exclusive of amortization, shown separately. Including inventory write-offs of $4,121,000 and an unusual gain of $473,000 for the year ended August 31, 2003.
(2)  Comparative  information  for fiscal 2003 for the loss from  operations is not available and is  impracticable  to determine.

SALES

FISCAL 2005 VS. 2004

         In fiscal 2005, our global sales increased 30.3% to $97.2 million from $74.6 million in 2004, with an 82%-18% split in favor of our Telecom Division.

TELECOM DIVISION

         In fiscal 2005, sales of our Telecom Division increased 36.1% to $80.1 million from $58.9 million in 2004. Since the second half of fiscal
2004, we have benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTx). In fiscal 2005, we consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading U.S. carriers deploying fiber in their access networks. Our largest customer, who purchased several orders of FTTx test equipment, accounted for 28.2% of telecom sales in fiscal 2005 (17.5% in 2004). In addition, the positive spending environment helped us increase our sales in 2005.

         Although sales of our protocol test products increased sequentially each quarter in fiscal 2005 and reached more than 10% of Telecom revenues in the fourth quarter of 2005, they still fell below 10% for the whole fiscal year. Our penetration of the protocol test market has been modest since, in 2003, we refocused our efforts onto next-generation solutions, which are at the basis of the whole trend toward IP convergence. We expect that protocol sales will equal optical sales on a medium- to long-term basis given that the protocol test market is more than double the size of the optical test market, our rich product pipeline in protocol testing, and increasing customer traction. We remain confident that the solid product portfolio we are building for this crucial end-market will lead to long-term growth for EXFO.

LIFE SCIENCES AND INDUSTRIAL DIVISION

         In fiscal 2005, sales of our Life Sciences and Industrial Division increased 8.6% to $17.1 million from $15.7 million in 2004. The increase in sales in fiscal 2005, compared to 2004, is mainly due to market-share gains in the fluorescence illumination market as well as increased sales activities in the curing market.

         Overall, for the two divisions, net accepted orders increased 35.6% to $101.7 million in fiscal 2005 from $75.0 million in 2004. Our net book-to-bill ratio rose to 1.05 in fiscal 2005, from 1.00 in 2004. The increased demand for our test solutions for FTTx applications, market-share gains in the telecommunications and life sciences markets as well as the slight improvement in the telecommunications market environment helped us increase our bookings year-over-year.

         For the upcoming quarters, we expect the sales split between the two divisions to remain in the same range as for fiscal 2005.

FISCAL 2004 VS. 2003

         In fiscal 2004, our global sales increased 20.5% to $74.6 million from $61.9 million in 2003, with a 79%-21% split in favor of our Telecom Division.

TELECOM DIVISION

         In fiscal 2004, sales of our Telecom Division increased 20.8% to $58.9 million from $48.8 million in 2003. In 2004, despite a relatively stable carrier spending environment compared to the previous year, we continued to gain market share, which helped us increase our sales year-over-year. We believe these market-share gains are mainly attributable to our optical field-testing products, which represent our traditional core business, since sales of our protocol-layer test solutions represented just over 10% of our Telecom sales in fiscal 2004. In addition, we benefited from a slight recovery in the telecom system and optical manufacturing markets. Finally, revenues from FTTx test solutions were higher than expected, especially with a leading U.S. carrier, which contributed to our sales increase.

LIFE SCIENCES AND INDUSTRIAL DIVISION

         In fiscal 2004, sales of our Life Sciences and Industrial Division increased 19.5% to $15.7 million from $13.2 million in 2003. The increase in sales is due to the greater demand for our high-precision assembly solutions.

GEOGRAPHIC DISTRIBUTION

         During fiscal 2005, sales to the Americas,  Europe-Middle East-Africa
(EMEA) and Asia-Pacific (APAC) accounted for 68%, 20% and 12% of global sales, respectively. Our sales to the Americas, which increased 34% year-over-year, benefited from the recent deployments of fiber deeper in access networks (mainly in the United States). Our sales to EMEA increased more significantly (42%) year-over-year, mainly due to market-share gains in both divisions, following our efforts to develop this important end-market. Finally, our sales to APAC remained flat in dollars year-over-year. A significant portion of our sales to this region of the world are made through price-driven tenders that may vary in number and importance from quarter to quarter. Also, the competitive landscape in this market led to pricing pressure, which prevented us from increasing our sales year-over-year.

         The geographic distribution of our sales remained unchanged as a percentage of sales in fiscal 2004, compared to 2003, since all geographic areas had the same growth level. Sales to Americas, EMEA and APAC accounted for 66%, 18% and 16% of global sales, respectively, for both fiscal years.

         Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable operators, optical system and component manufacturers, as well as customers in the life sciences and high-precison assembly sectors. In fiscal 2004 and 2005, one customer represented more than 10% of our sales with 13.8% of sales ($10.3 million) in fiscal 2004 and 23.3% of sales ($22.6 million) in 2005. During 2003, no customer accounted for more than 10% of our sales. In fiscal 2005, our top three customers accounted for 28.4% of sales, compared to 20.8% in 2004.


GROSS MARGIN

         Gross margin amounted to 54.7%, 53.7% and 41.6% of sales for fiscal 2005, 2004 and 2003, respectively.

FISCAL 2005 VS. 2004

         The increase in our gross margin in fiscal 2005, compared to 2004, can be explained by the following factors. First, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with a cost-effective design. Also, the significant rise in sales (30.3% year-over-year) resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation actions in fiscal 2004 and 2005 and cost-reduction programs allowed us to further improve our gross margin. In addition, the shift in the geographic distribution of our sales resulted in more sales made to the Americas market, where gross margins tend to be higher because we sell direct to the customers. However, a stronger Canadian dollar, compared to the US dollar, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. As well, the different customer mix and aggressive pricing pressure observed in fiscal 2005 also prevented us from further improving our gross margin.

         Over the past months, we adjusted the design of some of our products and we experienced higher sales than expected. Consequently, we were able to reuse excess inventories that were written off during the telecom downturn for approximately $1.6 million in fiscal 2005, or 1.7% of sales, compared to approximately $600,000 or 0.8% of sales in 2004. Inventory write-offs recorded during the telecom downturn were based on management best estimate at that time.

FISCAL 2004 VS. 2003

         The increase in our gross margin in fiscal 2004, compared to 2003, can be explained by several factors. First, the rise in sales (20.5% year-over-year) helped increase our gross margin. Increased manufacturing activities allowed us to better absorb our fixed manufacturing costs. In addition, our cost-reduction measures, the consolidation of manufacturing sites and our enhanced efficiency further contributed to the increase in gross margin. However, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. Finally, the gross margin recorded in fiscal 2003 included a charge of $4.1 million, or 6.7% of sales, for excess and obsolete inventories and an unusual gain of $473,000, or 0.7% of sales.

OUTLOOK FOR FISCAL 2006

         Considering the expected sales growth in 2006, the effect of our recent consolidation actions, the cost-effective design of our products and our tight control on operating costs, we expect our gross margin to improve in fiscal 2006. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, a potential increase in the strength of the Canadian dollar would have a negative impact on our gross margin in 2006.

SELLING AND ADMINISTRATIVE

         Selling and administrative expenses were $31.8 million, $25.9 million and $27.0 million for fiscal 2005, 2004 and 2003, respectively.

         As  a  percentage  of  sales,  selling  and  administrative  expenses
amounted  to  32.7%,   34.7%  and  43.6%  for  fiscal  2005,  2004  and  2003,
respectively.

FISCAL 2005 VS. 2004

         The increase in our selling and administrative expenses in dollars in fiscal 2005, compared to 2004, is mainly due to our decision to significantly increase our sales activities to better leverage the significant R&D investments of the prior years which resulted in highest sales and marketing expenditures (including head-counts). In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis. In addition, our commission expenses increased year-over-year, especially due to the increase in sales to the Americas market; which resulted in higher sales and marketing expenditures (including head-counts). Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, as more than half of these are incurred in Canadian dollars. Also, stock-based compensation costs were higher in fiscal 2005 ($626,000) than in 2004 ($265,000), further increasing our selling and administrative expenses year-over-year. Finally, costs to comply with Section 404 of the Sarbanes-Oxley Act of 2002 further increased our SG&A (selling and administrative) year-over-year. However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures and the consolidation of our Life Sciences and industrial Division. In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis.

FISCAL 2004 VS. 2003

         In fiscal 2004, thanks to our restructuring actions and tight cost-control measures, we were able to reduce our selling and administrative expenses by 4% year-over-year, while our sales increased 20.5% in that same period. However, several factors prevented us from further reducing these expenses year-over-year. A higher sales volume in fiscal 2004, compared to 2003, caused our commission and marketing expenses to increase. In addition, since September 1, 2003, we account for stock-based compensation costs related to awards granted to our employees, which caused our selling and administrative expenses to increase year-over-year. Furthermore, in fiscal 2003, we recorded an unusual gain of $239,000 related to a grant recovery. Finally, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as more than half of these are incurred in Canadian dollars.

OUTLOOK FOR FISCAL 2006

         For fiscal 2006, we expect our selling and administrative expenses to increase in dollars and remain relatively stable as a percentage of sales. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, a potential increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase.

RESEARCH AND DEVELOPMENT

GROSS RESEARCH AND DEVELOPMENT EXPENSES

         Gross research and development expenses totaled $15.9 million, $15.7 million and $17.1 million for fiscal 2005, 2004 and 2003, respectively. As a percentage of sales, gross research and development expenses amounted to 16.3%, 21.0% and 27.7% for fiscal 2005, 2004 and 2003, respectively, while net research and development expenses accounted for 12.5%, 16.6% and 25.6% for these respective periods.

FISCAL 2005 VS. 2004

         We incurred most of our gross research and development expenses in Canadian dollars as we have consolidated most of our research and development activities in Canada. Consequently, the significant increase in the strength of the Canadian dollar, compared to the US dollar year-over-year, caused our gross research and development expenses to increase in fiscal 2005, compared to 2004. However, this increase was mostly offset by the decrease in our gross research and development expenses in our Life Sciences and Industrial Division following the consolidation of this Division in Toronto. The decrease in our gross research and development expenses as a percentage of sales in fiscal 2005 compared to 2004, is directly attributable to the significant increase in sales year-over-year while these expenses remained relatively flat.

FISCAL 2004 VS. 2003

         The decrease in our gross research and development expenses in fiscal 2004, compared to 2003, both in dollars and as percentage of sales, can be explained by several factors. First, our restructuring actions, the consolidation of our protocol operations in Montreal, as well as tight cost-control measures, contributed to the reduction of our gross research and development expenses year-over-year. In addition, before the end of the year, we refocused the research and development activities of our Life Sciences and Industrial Division. Finally, mix and timing of our research and development projects, especially in our Telecom Division, caused our gross research and development expenses to decrease year-over-year. On the other hand, a stronger Canadian dollar, compared to the US dollar year-over-year, increased our gross research and development expenses, as most of these are incurred in Canadian dollars.

TAX CREDITS AND GRANTS

         Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $3.7 million, $3.3 million and $3.6 million for fiscal 2005, 2004 and 2003, respectively.

FISCAL 2005 VS. 2004

         The increase in our tax credits in fiscal 2005, compared to 2004, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year. Following the consolidation of our research and development activities in Canada, we incurred most of our research and development expenses in Canada, where we are entitled to research and development tax credits.

FISCAL 2004 VS. 2003

         The decrease in our tax credits and grants in fiscal 2004, compared to 2003, is mainly related to the decrease in our eligible gross research and development expenses incurred in Canada, since we were entitled to similar tax credits year-over-year.

         We still invested significantly in research and development activities in fiscal 2005 as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of the company.

OUTLOOK FOR FISCAL 2006

         For fiscal 2006, we expect to increase our gross research and development expenses in proportion to our revenues, as a reflection of our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. Also, a potential increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

         For fiscal 2005, amortization of property, plant and equipment was $4.3 million, compared to $4.9 million in 2004 and $5.2 million in 2003. The decrease in amortization expenses in fiscal 2005, compared to 2004, despite the significant increase in the strength of the Canadian dollar compared to the US dollar, is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2004.

OUTLOOK FOR FISCAL 2006

         For fiscal 2006, despite a potential increase in the strength of the Canadian dollar, we expect the amortization of property, plant and equipment to decrease compared to 2005 considering that some of these assets became fully amortized in 2005 or will become fully amortized in 2006.

AMORTIZATION OF INTANGIBLE ASSETS

         In conjunction with the business combinations we completed over the past few years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $4.8 million, $5.1 million and $5.7 million for fiscal 2005, 2004 and 2003, respectively. The decrease in amortization expenses in fiscal 2005, compared to 2004, is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005.

         The decrease in amortization expenses in fiscal 2004, compared to 2003, is the result of the $2.9 million impairment charge recorded in the third quarter of fiscal 2003.

OUTLOOK FOR FISCAL 2006

         For fiscal 2006, we expect the amortization of intangible assets to approximate $3.3 million, assuming no acquisitions are made during this period.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

FISCAL 2003

         In May 2003, we performed our annual impairment test of goodwill for all our reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting our subsidiaries' industries at that time, we reviewed the carrying value of intangible assets related to these reporting units, consisting primarily of acquired core technology.

         As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions were impaired, and we recorded an impairment charge of $4.5 million to write down goodwill and a pre-tax impairment charge of $2.9 million to write down acquired core technology. Of the total impairment charge of $7.4 million, $6.9 million was related to EXFO Burleigh for goodwill and acquired core technology and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

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

         For the purposes of estimating fair value, we used a combination of discounted future cash flows and a market approach (sales multiples). The discounted future cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20%, and an annual growth rate ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3. The assumptions used reflected our best estimates.

FISCAL 2004 AND 2005

         In fiscal 2004, we put one of our buildings located in Quebec City up for sale and received, at the beginning of fiscal 2005, a formal purchase offer for this building. Based on that offer, we concluded that the building was impaired and we recorded an impairment charge of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal offer were not met and the offer was declined. During fiscal 2005, we withdrew the building from the market. As at August 31, 2004, the building was not shown as a long-lived asset held for sale in the balance sheet because it was still used and, consequently, it was not available for immediate sale. This building reports to the Telecom Division.

         In May 2004 and 2005, we performed our annual impairment test for goodwill and concluded that it was not impaired. Goodwill will be reviewed for impairment in May 2006, or prior if events or circumstances indicate it might be impaired.


RESTRUCTURING AND OTHER CHARGES

FISCAL 2003

         In fiscal 2003, we implemented a restructuring plan to align our cost structure with market conditions. Under that plan, we recorded charges of $4.1 million, including $2.8 million in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities located around the world. Our estimation of the fair value of such future payments took into account the estimated sublease rentals over the remaining terms of the exited leases.

FISCAL 2004 AND 2005

         In fiscal 2004, the Board of Directors approved a restructuring plan to consolidate the operations of our Life Sciences and Industrial Division, transferring EXFO Burleigh's operations mainly to EXFO Photonic Solutions facilities in Toronto. The consolidation process, which started in August 2004, was completed during fiscal 2005.

         Overall, for that process, we incurred $2.5 million in restructuring and other charges from which $2.0 million were recorded in fiscal 2004 and the remaining $482,000 were recorded in fiscal 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees of EXFO Burleigh; $1.3 million mainly for the impairment of the EXFO Burleigh building; and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

         The EXFO Burleigh building was put up for sale in fiscal 2004, but it is not yet sold because of the difficult real estate market in Rochester, NY. The building is available for sale in its present condition and we expect to sell the property within the next twelve months. Consequently, in accordance with CICA handbook, section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", it was shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment loss of the building represents our best estimate of its selling price based upon the municipal valuation. Since September 1, 2004, the building is no longer amortized.

         Finally, in fiscal 2005, we recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges, mainly for leased equipment, were lower than expected.

         Our restructuring plans and cost-reduction measures represented our best efforts to respond to the difficult market conditions of the past years. Although we believe that such restructuring actions were appropriate and delivered the expected results, changes in market or industry conditions may lead us to incur additional restructuring actions and cost-reduction measures in the coming years.

INTEREST AND OTHER INCOME

         Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $2.5 million, $1.4 million and $1.2 million for fiscal 2005, 2004 and 2003, respectively. The increase in interest income in fiscal 2005, compared to 2004, is due in part to the increase in our cash and short-term investments following our public offering in February 2004, the cash flows from operating activities and the increase in interest rates year-over-year. Also, in fiscal 2005, we recovered R&D tax credits earned in previous years and we were granted $249,000 in interest by the tax authorities.

         In fiscal 2004, we recorded one-time revenue of $265,000 for the sale of non-core technologies. Without this revenue, interest and other income would have been relatively flat compared to 2003.

         Assuming no acquisitions are made in fiscal 2006, we expect our interest income to increase during that fiscal year should interest rates increase and because our cash and short-term investments should increase with cash flows from operating activities.


FOREIGN EXCHANGE LOSS

         Foreign exchange loss amounted to $1.3 million, $278,000 and $1.6 million for fiscal 2005, 2004 and 2003, respectively.

         Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. The significant exchange loss recorded during fiscal 2005 is the result of the significant increase in the value of the Canadian dollar compared to the US dollar in fiscal 2005. For instance, the year-end exchange rate was Cdn$1.3167 = US$1.00 in fiscal 2004 compared to Cdn$1.1889 = US$1.00 in 2005, representing an increase of nearly 10% in the value of the Canadian dollar. The average exchange rate for fiscal 2005 was Cdn$1.2315 = US$1.00, compared to Cdn$1.3301 = US$1.00 in 2004.

         During the same period last year, the Canadian dollar value remained relatively stable throughout the year, resulting in a slight exchange loss during that period. In addition, higher levels of activity in fiscal 2005, compared to 2004, further increased the foreign exchange loss in 2005.

         It should be noted that additional foreign exchange rate fluctuations flow through the P&L line items as a significant portion of our operating elements are denominated in Canadian dollars and and we report our results in US dollars.

         We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities' operating activities are denominated in US dollars or other currencies, which further hedges this risk. However, a potential increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

         Our income tax expense was $2.6 million for fiscal 2005, compared to an income tax recovery of $986,000 for 2004, and an income tax expense of $15.1 million for 2003.

         The income tax expense recorded in fiscal 2005 represents income taxes payable in some specific tax jurisdictions, mainly at the Canadian federal level. Income taxes payable at this specific level is reduced by research and development tax credits that are recorded against gross research and development expenses.

         The income tax recovery recorded in fiscal 2004 is mainly due to the $1.4 million unusual income tax recovery recorded during that year, offset in part by income taxes payable in some specific tax jurisdictions, mainly at the Canadian Federal level. The unusual tax recovery was due to the receipt, during that period, of income taxes paid in previous periods following the reception of a tax assessment.

         Since fiscal 2003, we have been recording a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates. Please refer to note 16 of our consolidated financial statements included elsewhere in this Annual Report for a full reconciliation of the income tax provision.


LIQUIDITY AND CAPITAL RESOURCES

CASH REQUIREMENTS AND CAPITAL RESOURCES

         As at August 31, 2005, cash and short-term investments consisted of $112.0 million, while our working capital was at $135.3 million. Our cash and short-term investments increased $22.9 million in fiscal 2005, compared to 2004, mainly due to the cash flows from operating activities of $14.0 million as well as an unrealized foreign exchange gain of $10.0 million on cash and short-term investments. However, this increase was partially offset by the cash payment of $1.5 million for the purchase of property, plant and equipment as well as intangible assets. The unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet.

         Our short-term investments consist of commercial paper issued by six high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including potential acquisitions.

         We believe that our cash on hand and short-term investments, combined with an available line of credit of $5.8 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

         The following table summarizes our commitments as at August 31, 2005:

YEARS ENDING                                                                      2010 AND
AUGUST 31,              2006           2007            2008            2009          LATER           TOTAL
-------------------------------------------------------------------------------------------------------------
Long-term debt     $   134,000    $   147,000     $    51,000     $       --     $        --    $   332,000
Operating
   leases            1,050,000        952,000         632,000        584,000       1,029,000      4,247,000
-------------------------------------------------------------------------------------------------------------

Total
commitments        $ 1,184,000    $ 1,099,000     $   683,000     $  584,000     $ 1,029,000    $ 4,579,000
=============================================================================================================


SOURCES AND USES OF CASH

         We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

         In fiscal 2004,  pursuant to a public  offering in Canada,  we issued
5.2 million subordinate voting shares for net proceeds of $29.2 million (Cdn$38.4 million) after deducting underwriting commissions of $1.2 million (Cdn$1.6 million). These net proceeds were recorded as short-term investments. Cash flows provided by financing activities in fiscal 2004 were attributable to the net proceeds of this offering.

OPERATING ACTIVITIES

         Cash flows provided by operating activities amounted to $14.0 million in fiscal 2005, compared to $751,000 in 2004 and $5.6 million in 2003.

         Cash flows provided by operating activities in fiscal 2005 were mainly attributable to the net earnings after items not affecting cash of $9.1 million and the positive net change in non-cash operating items of $4.9 million. This net change in non-cash operating items is mainly due to the decrease of $6.1 million of our income taxes and tax credits recoverable following the collection, during the year, of income taxes and tax credits recoverable from previous periods. On the other hand, our accounts receivable increased by $838,000 and our inventories increased by $699,000. The increase of our accounts receivable is related to the increase in sales. Our inventories slightly increased despite the significant rise in sales due to tight inventory management.

         Cash flows provided by operating activities in fiscal 2004 were mainly attributable to the net earnings after items not affecting cash of $5.7 million, offset in part by the net increase of our non-cash operating items of $4.9 million; that is, our accounts receivable increased by $2.7 million, our income taxes and tax credits recoverable increased by $2.5 million and our inventories decreased by $1.0 million. The increase in our accounts receivable is directly related to the significant sales growth in fiscal 2004. The increase in our income taxes and tax credits recoverable is mainly due to the payment during the year of income taxes and to the recognition, during the year, of research and development tax credits not yet recovered. On the other hand, our increased sales level combined with tight inventory management enabled us to reduce our inventories overall.

         We have delivered positive cash flows from operating activities for the last three fiscal years, despite the fact that we posted a net loss in each of these years.

INVESTING ACTIVITIES

         Cash flows used by investing activities totaled $13.0 million in fiscal 2005, compared to $29.7 million in 2004 and $9.9 million in 2003.

         In fiscal 2005, we acquired $11.5 million worth of short-term investments with cash flows from operating activities and cash on-hand and paid $1.5 million for the purchase of property, plant and equipment as well as intangible assets.

         In fiscal 2004, we acquired $28.6 million worth of short-term investments with the net proceeds of the public offering. In addition, we paid $1.1 million for the purchase of property, plant and equipment as well as intangible assets.


FORWARD EXCHANGE CONTRACTS

         We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

         Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding hedged sales are recorded.

         As at August 31, 2005, we held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                      CONTRACTUAL             WEIGHTED AVERAGE
 EXPIRY DATES                             AMOUNTS    CONTRACTUAL FORWARD RATES
------------------------------------------------------------------------------

September 2005 to August 2006     $    26,000,000                       1.2630
September 2006 to November 2007         7,600,000                       1.2500


         As at August 31, 2005, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $2.9 million.


RELATED-PARTY TRANSACTIONS

         In fiscal 2003, we acquired a building from a company owned by the President of EXFO for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not conducted during the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by independent appraisal.

         In addition, for the years ended August 31, 2003 and 2004, we leased facilities from the company owned by the President of EXFO. The annual rental expense amounted to $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future payments on an exited leased facility. As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by the President of EXFO in connection with this exited leased facility. In September 2004, EXFO was released from its obligations under that lease, and it paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.


CONTINGENCY

         As discussed in note 12 to our consolidated financial statements included elsewhere in this Annual Report, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the after-market.

         In June 2003, a committee of the EXFO's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXFO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO's insurance carriers.

         On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that the notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, EXFO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2005.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL

         As at November 3, 2005, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each, and 30,674,617 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

LONG-TERM INCENTIVE PLAN

         In January 2005, EXFO made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which now includes restricted share units (RSUs) in addition to stock options. RSUs are "phantom" shares that rise and fall in value based on the value of EXFO's subordinate voting shares and are redeemable for actual subordinate voting shares or cash, at the discretion of the Board of Directors, on the vesting dates established by the Board of Directors at the time of grant. The vesting dates are subject to a minimum of three years and a maximum of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

DEFERRED SHARE UNIT PLAN

         In January 2005, EXFO established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to act as Director of EXFO.

         The aggregate number of subordinate voting shares covered by stock options, RSUs and DSUs granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,963,678 as at August 31, 2005. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares.

         The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2005:

                                                                                    WEIGHTED
                                                               % OF ISSUED AND      AVERAGE
                      STOCK OPTIONS               NUMBER         OUTSTANDING     EXERCISE PRICE
--------------------------------------------- --------------- -----------------  ---------------
Chairman of the Board, President and CEO
(one individual)                                    168,424              6%      $       9.34
Board of Directors (five individuals)               194,375              7%      $       6.23
Management and Corporate Officers
(nine individuals)                                  340,091             12%      $      14.39
                                              --------------- -----------------  ---------------
                                                    702,890             25%      $      10.92
                                              =============== =================  ===============

                  RESTRICTED SHARE UNITS         NUMBER       % OF ISSUED AND
                                                                OUTSTANDING
-------------------------------------------- ---------------  -----------------

Chairman of the Board, President and CEO
(one individual)                                   13,089                7%
Management and Corporate Officers
(nine individuals)                                151,096               86%
                                             ---------------  -----------------
                                                  164,185               93%
                                             ===============  =================

                   DEFERRED SHARE UNITS          NUMBER       % OF ISSUED AND
                                                                OUTSTANDING
-------------------------------------------- ---------------  -----------------

Board of Directors (five individuals)               23,734             100%
                                             ===============  =================


OFF-BALANCE SHEET ARRANGEMENTS

         As of August 31, 2005, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts, which are respectively described in details in note 12 and 18 to our consolidated financial statements, included elsewhere in this Annual Report.


VARIABLE INTEREST ENTITY

         As of August 31, 2005, we did not have significant interests in any variable interest entities.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2005.

 NAME AND MUNICIPALITY OF RESIDENCE                     POSITIONS WITH EXFO
-----------------------------------       ----------------------------------------------------------
STEPHEN BULL                              Vice-President, Research and Development, Telecom Division
Cap-Rouge, Quebec

NORMAND DUROCHER                          Vice-President Human Resources
St-Sauveur, Quebec

ALLAN FIRHOJ                              Vice-President and General Manager, Life Sciences and
Georgestown, Ontario                      Industrial Division

BENOIT FLEURY                             Vice-President, Protocol-Layer Product Management and
Saint-Lazare, Quebec                      Business Development

ETIENNE GAGNON                            Vice-President, Optical-Layer Product Management and
Sillery, Quebec                           Customer Service

LUC GAGNON                                Vice-President, Telecom Manufacturing Operations
St-Augustin-de-Desmaures, Quebec

JUAN-FELIPE GONZALEZ                      Vice-President, Global Telecom Sales
Montreal, Quebec

GERMAIN LAMONDE                           Chairman of the Board, President and Chief Executive
Cap-Rouge, Quebec                         Officer

PIERRE MARCOUILLER                        Independent Director
Magog, Quebec

GUY MARIER                                Independent Director
Lakefield Gore, Quebec

PIERRE PLAMONDON, CA                      Vice-President, Finance and Chief Financial Officer
Quebec City, Quebec

BENOIT RINGUETTE                          Corporate Secretary and Legal Counsel
Quebec City, Quebec

DAVID A. THOMPSON                         Independent Director
Newton, North Carolina

ANDRE TREMBLAY                            Independent Director
Outremont, Quebec

MICHAEL UNGER                             Independent Lead Director
Woodbridge, Ontario

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

         NORMAND DUROCHER was appointed Vice-President of Human Resources in April 2004. In addition to managing the company's human resources team, his main responsibility is to develop and implement a human resources plan that supports EXFO's business strategy. Mr. Durocher began his career in labor relations in the Cable division of Nortel and then took on several key roles at Nortel Networks and Nordx/CDT, all relating to human resources and operations. Since then, Normand Durocher has accumulated more than 25 years' experience in operations and human resources management within the telecommunications industry. Prior to joining EXFO, Mr. Durocher ran his own human resources consulting business. Normand Durocher holds a Bachelor of Science from the Universite de Montreal and also completed the Advanced Human Resources program at Dalhousie University in Halifax, Nova Scotia, Canada

         ALLAN FIRHOJ was appointed Vice-President and General Manager, Life Sciences and Industrial Division in July 2003. Prior to that, he held the position of General Manager of EXFO Photonic Solutions Inc. since November 2001. He is responsible for the overall strategic direction and management of the Life Sciences and Industrial Division. Mr. Firhoj joined EFOS Inc. in 1996, where he was responsible for Sales, Marketing and Business Development of the Dental Curing-Products Division. Following the sale of this division to Dentsply International in 1997, he was appointed Director of Marketing and Business Development. Mr. Firhoj continued in this capacity until being appointed to the position of General Manager of EXFO Photonic Solutions Inc. Prior to joining the company, Mr. Firhoj spent six years with The Horn Group, a plastics business involved in medical devices/instrumentation and office communication equipment. He successively held the positions of ISO 9000 Implementation Manager, Technical Sales Manager as well as Marketing and Business Development Manager. In this latter role, he successfully contributed to increasing sales in their medical market by an annual average of 60% during a three-year period. Mr. Firhoj holds a bachelor's degree in Political Science from Bishop's University in Lennoxville, Quebec.

         BENOIT FLEURY was appointed Vice-President, Protocol-Layer Product Management and Business Development for our protocol-layer product line in February 2004. His main responsibility consists in defining the product line strategy and developing strategic partnerships to enhance our presence in this market segment. Mr. Fleury has 20 years of experience in the optical telecommunications industry. He began his career as a systems engineer at Northern Telecom, and then progressed to various key positions in the areas of product management, operations engineering, product development, account marketing and product marketing - all associated with Nortel's leading optical systems. From 2001 to 2003, prior to joining EXFO, Mr. Fleury was Vice-President of Product Line Management and Marketing at Ceyba, an Ottawa-based optical systems startup. Mr. Fleury holds a bachelor's degree in Electrical Engineering from McGill University as well as a master's degree, also in Electrical Engineering, from Concordia University. He also completed a Marketing Management Program from Duke University.

         ETIENNE GAGNON was appointed Vice-President of Optical-Layer Product Management and Customer Service in May 2003. Mr. Etienne Gagon is not related to Mr. Luc Gagnon. He is responsible for EXFO's general marketing direction, on both the product level and communications level, and also oversees our customer service department. For nearly three years, before returning to EXFO in early 2003, Mr. Gagnon was Vice-President of Sales and Marketing at TeraXion, an optical component manufacturer based in Quebec City. Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO's European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the Director of our Outside Plant division in 1998, and remained in that function until he joined TeraXion in 2000. Mr. Gagnon holds a bachelor's degree in Mechanical Engineering from the Ecole Polytechnique School of Engineering (University of Montreal), and a master's degree in European Business from the Ecole nationale superieure des telecommunications in France.

         LUC GAGNON was appointed Vice-President, Telecom Manufacturing Operations in May 2003. Mr. Luc Gagnon is not related to Mr. Etienne Gagnon. He is responsible for ensuring the smooth operation of all manufacturing activities, which include production, purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, as well as material resources. Prior to his recent nomination, Mr. Gagnon held the position of Production Director since 2000. Before joining EXFO, he had similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for MITEL from 1991 to 1993. Mr. Gagnon holds a bachelor's degree in electrical engineering and master's degree in engineering, both from the Universite de Sherbrooke, in Canada.

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

         GERMAIN LAMONDE, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception in 1985. Mr. Lamonde is responsible for the overall management and direction of EXFO and its subsidiaries. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada. He is also a founding member and Governor of the Canadian-based International Institute of Telecommunications and an Emeritus Member of the Canadian Academy of Engineering. Mr. Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering, a master's degree in optics from Laval University, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario.

         PIERRE MARCOUILLER has served as our Director since May 2000. Mr. Marcouiller is Chairman of the Board and Chief Executive Officer of Camoplast Inc., an international manufacturer specialized in industrial manufacturing of rubber tracks, molded composite and thermoplastic components and off-road tracked vehicles. He is the founder and has been the sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December

1996. Mr. Marcouiller worked with Venmar Ventilation Inc., a private ventilation equipment manufacturer, from January 1983 to December 1996. From 1991 to 1996, he was the controlling shareholder of Venmar, where he also held the position of President and General Manager from 1986 to 1996. Mr. Marcouiller is also a Director of Heroux-Devtek Inc., a public company specialized in the design, development and manufacturing of aerospace, defense and industrial products; more specifically in landing gear, aerostructure and gas turbine components. Mr. Marcouiller also holds Directorships in other privately held companies. Pierre Marcouiller holds a bachelor's degree in business administration from Universite du Quebec in Trois-Rivieres and a MBA from Universite de Sherbrooke, both in Canada.

         GUY MARIER has served as our Director since January 2004. Formerly President of Bell Quebec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office of Bell Quebec, before retiring at the end of 2003. Mr. Marier began at Bell Canada in 1970 and quickly became an executive. From 1988 to 1990, he headed up Bell Canada International's investments and projects in Saudi Arabia and, for the three following years, served as President of Telebec, a subsidiary of Bell Canada. He then returned to the parent company to hold various senior management positions. Mr. Marier was appointed to our Board of Directors in January 2004 and also sits on the Board of Bell Nordiq, a wholly-owned subsidiary of Bell Canada that manages the business and affairs of both Telebec L.P. and NorthernTel L.P. Mr. Marier holds a bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the UNIVERSITE DU QUEBEC A MONTREAL.

         PIERRE PLAMONDON has been our Vice-President, Finance and Chief Financial Officer since January 1996 and was a Director from December 1999 to May 2000. Prior to joining us, Mr. Plamondon served as senior manager for Price Waterhouse, from September 1981 to December 1995 in Canada and France. Mr. Plamondon holds a bachelor's degree in Business Administration and a license in Accounting, both from Laval University in Quebec City, Canada. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983 and a member of the Board of Directors of SOVAR Inc. (Societe de valorisation des applications de la recherche de l'Universite Laval) since December 2000.

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

         DAVID A. THOMPSON has served as our Director since June 2000. Dr. David A. Thompson is currently Vice-President and Director of Hardware & Equipment Technology Strategy at Corning Cable Systems, where he has held this position since January 2002. Prior to this nomination, he acted as Corning Incorporated's Division Vice-President for the Strategic Planning & Innovation Effectiveness in Research, Development and Engineering. Dr. Thompson first joined Corning Incorporated's Research and Development Division in 1976 as a Senior Chemist in glass research. He then took on several technology Directorship and strategic planning roles for Corning's Component and Photonics Technologies Divisions between 1988 and 1998; and, in 1999, he was appointed technical leader for the creation of the new Samsung-Corning Micro-Optics joint venture. David A. Thompson holds a Bachelor of Science in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan. He holds 13 patents and has over 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.

         ANDRE TREMBLAY has served as our Director since June 2000. Andre Tremblay has more than 20 years experience in the telecommunications industry, where he has been actively involved in the conception, financing and management of several companies. For almost 10 years, Mr. Tremblay served as President and Chief Executive Officer of Microcell Telecommunications Inc., which he led from its formation on through the different phases of its evolution. He has also provided early-stage financing, along with strategic advice and direction, for start-up technology firms and sits on the Boards of Directors of a number of corporations and non-profit organizations. Andre Tremblay holds bachelor's degrees in management and in accounting from Laval University, a master's degree in taxation from the Universite de Sherbrooke and is also a graduate of Harvard Business School's Advanced Management Program.

         MICHAEL UNGER has served as our Director since May 2000. He worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, a position he held from May 1998 to April 2000. Prior to this appointment, Mr. Unger was Nortel's Group Vice-President, Transport Networks from March 1990 to May 1998. Mr. Unger also serves on the Board of Tundra Semiconductor Corporation a publicly traded company with its shares listed on The Toronto Stock Exchange that designs, develops and markets networking and network access technology for use by communications infrastructure equipment companies. He is also a member of the Board of Directors of a number of privately-held companies active in the areas of photonic and optical components, optical network systems and solutions for cable operators and other communications service providers. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.

TERM OF EXECUTIVE OFFICERS

         Executive officers are appointed annually by the Board of Directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.       COMPENSATION

DIRECTOR COMPENSATION

         In the financial year ended August 31, 2005, each director who are not employees of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units ("DSU") as chosen by the Director pursuant to the Deferred Share Unit Plan.

--------------------------------------------------------------------------------------------
 Annual Retainer for Directors: (1)                            CDN$50,000(2)  US$40,600 (3)
--------------------------------------------------------------------------------------------
 Annual Retainer for Committee Chairman:                        CDN$5,000      US$4,060 (3)
--------------------------------------------------------------------------------------------
 Annual Retainer for Committee Members:                         CDN$3,000      US$2,436 (3)
--------------------------------------------------------------------------------------------
 Fees for all Meetings Attended per day in Person:              CDN$1,000        US$812 (3)
--------------------------------------------------------------------------------------------
 Fees for all Meetings Attended per day by Telephone:             CDN$500        US$406 (3)
------------------------- ------------------------------------------------------------------

-------------------------
(1) All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units.
(2)  The Annual Retainer for Mr. David A. Thompson is US$50,000 (CDN$61,575).
(3) The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of $CDN1.2315 = US$1.00 for 2005.

         In the financial year ended August 31, 2005, the Directors who are not employees received the following compensation in the form indicated:

--------------------------------------------------------------------------------------------------------------------
                                 ANNUAL                              FAIR VALUE OF DSUS AT       TOTAL ATTENDANCE
                           COMPENSATION PAID   ANNUAL COMPENSATION   THE TIME OF GRANT          FEES PAID IN CASH
         NAME              IN CASH (US$) (1)   PAID IN DSUS (#) (2)         (US$)(3)                (US$) (1)
--------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller (4)           25,173               4,537                   20,300                  4,466
--------------------------------------------------------------------------------------------------------------------
Guy Marier  (5)                  25,173               4,537                   20,300                  4,466
--------------------------------------------------------------------------------------------------------------------
Dr. David A. Thompson (6)        27,440               5,586                   25,000                  3,256
--------------------------------------------------------------------------------------------------------------------
Andre Tremblay (7)               26,797               4,537                   20,300                  4,466
--------------------------------------------------------------------------------------------------------------------
Michael Unger (8)                26,797               4,537                   20,300                  4,466
--------------------------------------------------------------------------------------------------------------------

--------------------------
(1) The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of $CDN1.2315 = US$1.00 for 2005 except for Mr. David A. Thompson who is paid in US currency. The Annual Compensation includes, as the case may be, the retainer for Director, Committee Members and Committee Chairman.
(2) Indicates the number of Subordinate Voting Shares granted under the Deferred Share Unit Plan. A DSU is converted in a Subordinate Voting Share when a Director ceases to be a member of the Board.
(3) The value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.
(4)  Member of the Audit Committee and the Human Resources Committee.
(5)  Member of the Audit Committee and the Human Resources Committee.
(6)  Member of the Human Resources Committee.
(7)  Member of the Human Resources Committee and Chairman of the Audit
     Committee.
(8) Member of the Audit Committee, Chairman of the Human Resources Committee and Lead Director.


EXECUTIVE COMPENSATION

         The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer, the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options or Restricted Share Units ("RSUs") granted, and other compensation, if any, whether paid or deferred.

------------------------------------------------------------------------------------------------------------------------
                                                                 OTHER ANNUAL    SECURITIES    RESTRICTED   ALL OTHER
 NAME AND PRINCIPAL     FINANCIAL  SALARY (1)                     COMPENSATION  UNDER OPTIONS      SHARE   COMPENSATION
      POSITION            YEARS       ($)       BONUS (2) ($)         ($)         (3) (#)       UNITS (4)      ($)
------------------------------------------------------------------------------------------------------------------------
Germain Lamonde,         2005     243,605 (US)  121,729 (US)        --             17,942        13,089      --
President and Chief               300,000 (CDN) 149,909 (CDN)
Executive Officer
                         2004     206,751 (US)   57,115 (US)        --                 --            --       --
                                  275,000 (CDN)  75,969 (CDN)

                         2003     185,848 (US)   25,247 (US)        --             50,000            --       --
                                  275,000 (CDN)  37,359 (CDN)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                 OTHER ANNUAL    SECURITIES    RESTRICTED   ALL OTHER
 NAME AND PRINCIPAL     FINANCIAL  SALARY (1)                     COMPENSATION  UNDER OPTIONS      SHARE   COMPENSATION
      POSITION            YEARS       ($)       BONUS (2) ($)         ($)         (3) (#)       UNITS (4)      ($)
------------------------------------------------------------------------------------------------------------------------
Pierre Plamondon,        2005     151,441 (US)    48,735 (US)       --              5,383        33,927    2,316 (US)(5)
Vice-President                    186,500 (CDN)   60,017 (CDN)                                             2,852 (CDN)
Finance and Chief
Financial Officer        2004     135,328 (US)    17,451 (US)       --                 --            --    1,429 (US)(5)
                                  180,000 (CDN)   23,211 (CDN)                                             1,901 (CDN)

                         2003     118,267 (US)     9,547 (US)       --             25,000            --      866 (US)(5)
                                  175,000 (CDN)   14,127 (CDN)                                             1,281 (CDN)
------------------------------------------------------------------------------------------------------------------------
Juan-Felipe              2005     246,323 (US)     6,015 (US)       --              5,482        33,998       --
Gonzalez,                         303,347 (CDN)    7,407 (CDN)
Vice-President,
Global Telecom Sales     2004     231,597 (US)   563,867 (US)       --                 --            --       --
                                  308,047 (CDN)  750,000 (CDN)(6)

                         2003     163,896 (US)     7,500 (US)       --             30,000            --       --
------------------------------------------------------------------------------------------------------------------------
Stephen Bull             2005     121,803 (US)    32,559 (US)       --              3,589        32,618    1,758 (US)(5)
Vice-President                    150,000 (CDN)   40,097 (CDN)                                             2,165 (CDN)
Research &
Development              2004     112,773 (US)    12,437 (US)       --                 --            --   16,221 (US)(7)
                                  150,000 (CDN)   16,543 (CDN)                                            21,576 (CDN)

                         2003      81,098 (US)     8,138 (US)       --             15,000            --      588 (US)(5)
                                  120,000 (CDN)   12,042 (CDN)                                               871 (CDN)
------------------------------------------------------------------------------------------------------------------------
Etienne Gagnon           2005     113,683 (US)    34,389 (US)       --              3,158         9,804    1,067 (US)(5)
Vice-President,                   140,000 (CDN)   42,349 (CDN)                                             1,314 (CDN)
Optical-Layer
Product Management       2004      99,241 (US)     7,540 (US)       --                 --            --       --
and Customer Service              132,000 (CDN)   11,157 (CDN)

                         2003      81,098 (US)(8)  2,550 (US)       --             20,000            --      --
                                  120,000 (CDN)    4,013 (CDN)
------------------------------------------------------------------------------------------------------------------------

----------------------
(1) The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CDN$1.2315 = US$1.00 for 2005, CDN$1.3301 = US$1.00 for
     2004 and CDN$1.4797 = US$1.00 for 2003. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.
(2) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3) Indicates the number of Subordinate Voting Shares underlying the options granted under the Long-Term Incentive Plan during the financial year indicated.
(4) Indicates the number of Restricted Share Units granted under the Long-Term Incentive Plan during the financial year indicated.
(5) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.
(6)  Pursuant  to the  terms  of his  employment  agreement,  Mr.  Juan-Felipe
     Gonzalez did receive a cash payment of CDN$750,000 since he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CDN$500,000 was disbursed on October 17, 2003 and the remaining CDN$250,000 was disbursed on January 25, 2004.
(7) Indicates the amount paid by the Corporation during the financial year for relocation allowance (CDN$20,000) (US$15,036) plus the amount referred in note 5 above (CDN$1,576) (US$1,185).
(8) This amount represents Mr. Gagnon annual base salary. Since Mr. Gagnon joined the Corporation in January 13, 2003, the base salary paid to Mr. Gagnon for the financial year ended August 31, 2003 amounted to US$49,906 (CDN$73,846).

EMPLOYMENT AGREEMENTS

         We have an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options and

RSUs. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of our share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options and RSUs.

         We also have employment agreements with Mr. Pierre Plamondon, Mr. Juan-Felipe Gonzalez, Mr. Stephen Bull and Mr. Etienne Gagnon.

         The employment agreement with Mr. Pierre Plamondon, our Vice-President, Finance and Chief Financial Officer is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to severance payments which in no case exceeding 18 months of the current base salary. In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

         The agreement with Mr. Gonzalez provided for Mr. Gonzalez's employment as Vice-President Global Telecom Sales. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and compensation is reviewed annually.

         The agreement with Mr. Stephen Bull, our Vice-President, Research and Development is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bull's employment without cause, Mr. Bull will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Bull's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

         The employment agreement with Mr. Etienne Gagnon, our Vice-President, Optical-Layer Product Management and Customer Service is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Gagnon's employment without cause, Mr. Gagnon's will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Gagnon's employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

LONG-TERM INCENTIVE COMPENSATION

LONG-TERM INCENTIVE PLAN

         We have a Long-Term Incentive Plan for our Directors, executive officers, employees and consultants and those or our subsidiaries as determined by our Board of Directors, to attract and retain competent
Directors, executive officers, employees and consultants motivated to work toward ensuring our success and to encourage them to acquire our shares.

         The principal component of the long-term incentive compensation offered by us is made up of the Long-Term Incentive Plan for Directors, officers, employees and consultants of the Corporation and its subsidiaries.

         Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan is designed to motivate Directors, officers, employees and consultants to share interest with our shareholders over the long-term. A copy of the Long-Term Incentive Plan has been filed as exhibit 4.35 to this annual report. It is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. Our Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which our securities are then traded and with all relevant securities legislation.

         The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares or the equivalent in cash to Directors, officers, employees and consultants. Our Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2005, options and RSUs were granted based on merit.

         The exercise price of the options is determined by our Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable.

         The aggregate number of subordinate voting shares covered by options granted during the financial year ended August 31, 2005 was 246,233 at a weighted average exercise price of $4.59 (CDN$5.68) per subordinate voting share. At the end of the financial year ended August 31, 2005, there were 2,763,759 subordinate voting shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$12.87 (CDN$19.22) per option. Since August 31, 2005 and until November 15, 2005 no options were granted.

         The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2005, there were a total of 176,185 RSUs granted pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.68 (CDN$5.72) per RSU. Since August 31, 2005 and until November 15, 2005 we did not grant any RSUs.

         The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.2% of our issued and outstanding voting shares as of November 1,

2005. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

         Some options granted to Directors vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

         All RSUs first vesting can not be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial year ended August 31, 2005 vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade our Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

         Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with us or one of our subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with us or one of our subsidiaries (or within 30 days if the holder's employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of our Board of Directors or one of our subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

         Any RSU granted  pursuant to the Long-Term  Incentive Plan will lapse
(i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with us or one of our subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with us or one of our subsidiaries.

         Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with us or one of our subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

         The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2005:

--------------------------------------------------------------------------------------------------------------
                                                                % OF ISSUED AND     WEIGHTED AVERAGE EXERCISE
                                          NUMBER OF OPTIONS   OUTSTANDING OPTIONS     PRICE ($US/SECURITY)
--------------------------------------------------------------------------------------------------------------
President and CEO (one individual)              168,424                6.09%                   9.34
--------------------------------------------------------------------------------------------------------------
Board of Directors (five individuals)           194,375                7.03%                   6.23
--------------------------------------------------------------------------------------------------------------
Management and Corporate Officers
(nine individuals)                              340,091               12.31%                  14.39
--------------------------------------------------------------------------------------------------------------

         The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2005:

------------------------------------------------------------------------------------------------------------
                                                                                      WEIGHTED AVERAGE FAIR
                                                                  % OF ISSUED AND      VALUE AT THE TIME OF
                                               NUMBER OF RSUS     OUTSTANDING RSUS         GRANT $US/RSU
------------------------------------------------------------------------------------------------------------
President and CEO (one individual)                13,089                7.43%                 4.69
------------------------------------------------------------------------------------------------------------
Board of Directors (five individuals)                 --                   --                   --
------------------------------------------------------------------------------------------------------------
Management and Corporate Officers                151,096               85.76%                 4.69
(nine individuals)
------------------------------------------------------------------------------------------------------------

DEFERRED SHARE UNIT PLAN

         Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of its non-employee Directors with those of our shareholders. A copy of the Deferred Share Unit Plan has been filed as exhibit 4.36 to this annual report.

         Under the Deferred Share Unit Plan, non-employee Directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units ("DSUs"), each of which has a fair value at the time of grant equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the Directors. The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a Director ceases to be a member of our Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by us. Such Subordinate Voting Shares issued by us will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.2% of the total issued and outstanding voting shares.

         The following table summarizes information about DSUs granted to the non-employee members of our Board of Directors as at August 31, 2005:

---------------------------------------------------------------------------------------------------------
                                                                                  WEIGHTED AVERAGE FAIR
                                                             % OF ISSUED AND      VALUE AT THE TIME OF
                                           NUMBER OF DSUS    OUTSTANDING DSUS         GRANT $US/DSU
---------------------------------------------------------------------------------------------------------
Board of Directors (five individuals)          23,734               100%                   4.47
---------------------------------------------------------------------------------------------------------

DEFERRED SHARE UNIT GRANTS IN LAST FINANCIAL YEAR

         The aggregate number of Deferred Share Units ("DSUs") credited to non-employee Directors during the financial year ended August 31, 2005 was 23,734. The fair value at the time of grant of a DSU is equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the Directors. At the end of the financial year ended August 31, 2005, there were a total of 23,734 DSUs credited to Directors pursuant to the Deferred Share Unit Plan having a fair value at the time of grant of US$105,998 (CDN$130,421).

         DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a Director ceases to be a member of our Board of Directors.

         Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2005.

         During the financial year ended August 31, 2005, the following DSUs were granted to the Directors:

-------------------------------------------------------------------------------------------
             WEIGHTED AVERAGE FAIR VALUE
  DSUS #    AT THE TIME OF GRANT US$/DSU                    VESTING
-------------------------------------------------------------------------------------------
 23,734                 4.47               At the time Director cease to be a member of the
                                           Board of the Corporation
-------------------------------------------------------------------------------------------

RESTRICTED SHARE UNIT GRANTS IN LAST FINANCIAL YEAR

         The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2005 was 176,185. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2005, there were a total of 176,185 RSUs granted pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.68 (CDN$5.72) per RSU. All RSUs first vesting can not be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial year ended August 31, 2005 vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

         RSUs attract dividends in the form of additional RSUs at the same rate as dividends on Subordinate Voting Shares. The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of our Board of Directors on the vesting dates established by our Board of Directors at the time of grant in its sole discretion.

         Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2005.

         During the financial year ended August 31, 2005, the following RSUs were granted:

--------------------------------------------------------------------------------
               FAIR VALUE AT
                THE TIME OF
   RSUS #       GRANT S$/RSU                    VESTING (1)
--------------------------------------------------------------------------------
 129,000            4.69       55%,  35% and 10%,  on the  third,  fourth  and
                               fifth anniversary dates of the grant in January
                               2005 (2)
--------------------------------------------------------------------------------
  35,185            4.69       100% on the fifth anniversary date of the grant
                               in January 2005 subject to early  vesting up to
                               1/3 on the third  anniversary date of the grant
                               and up to 50% of  the  remaining  units  on the
                               fourth  anniversary  date of the  grant  if the
                               performance objectives are fully attained (3)
--------------------------------------------------------------------------------
  12,000            4.51       1/3 on  each of the  third,  fourth  and  fifth
                               anniversary dates of the grant in February 2005
                               (4)
--------------------------------------------------------------------------------
-------------
(1) All RSUs first vesting can not be earlier than the third anniversary date of their grant.
(2) Those RSUs granted in the financial year ended August 31, 2005 vest at a rate of 55%, 35% and 10% on the third, fourth and fifth anniversary dates of the grant in January 2005.
(3) Those RSUs granted in the financial year ended August 31, 2005 vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by our Board of
     Directors.   Accordingly,   subject  to  the  attainment  of  performance
     objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.
(4) Those RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005.

NUMBER OF SUBORDINATE VOTING SHARES RESERVED FOR FUTURE ISSUANCE

         During the financial year ended August 31, 2005, 23,734 Deferred Share Units, 176,185 Restricted Share Units and 246,233 options were granted to Directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan which is 9.2% of the total and outstanding voting shares. Therefore, as of November 1, 2005 the number of Subordinate Voting Shares reserved for future issuance is 3,182,504.

SHARE PURCHASE PLAN

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

         On April 3, 2000, we adopted a share plan that replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the share plan. The share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class "F" shares issued under the 1998 Stock Purchase Plan. The share plan also required the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 249,977 subordinate voting shares that were released between October 21, 2003 and January 20, 2004. The share plan also provided for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The share plan did not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market. As of August 31, 2004, all the remaining subordinate voting shares that were held in trust under the share plan were released.

RESTRICTED STOCK AWARD PLAN

         The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of EXFO Burleigh Products Group Inc. can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of EXFO Burleigh Products Group Inc.

         The effective date of the RSAP was December 20, 2000. The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000. However, the administration of the RSAP did continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the RSAP was 360,000. Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The last vesting occurred on December 20, 2004, the Human Resources Committee administered the RSAP until that date. Therefore the administration of the RSAP terminated on December 20, 2004.

         Awards of Restricted Shares were subject to forfeiture and restrictions on transfer until the Restricted Shares became vested at which point a stock certificate was issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with us or our affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

         Upon a participant's termination of employment with us or any of our affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares became fully vested and was no longer subject to forfeiture. However, the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

         Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh Products Group Inc. "Management Team" without cause prior to a change in control of us or a termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by EXFO Burleigh Products Group Inc. prior to a change in control of us, the unvested portion of the participant's award of Restricted Shares were forfeited. However the RSAP provided discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances rendered such action appropriate. During the financial year ended August 31, 2005, EXFO Burleigh

Products Group Inc. was required to lay off the remaining of the participants (excluding a few that were transferred to our other offices) as a result of a consolidation due to a sharp downturn in its market. The Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

         Upon the termination without cause of a participant who was designated a member of EXFO Burleigh Products Group Inc. Management Team that was initiated by us or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock became fully vested and all restrictions lapsed.

         In the event of a change in control, the committee administering the RSAP could in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

STOCK APPRECIATION RIGHTS PLAN

         On August 4, 2001, we established a Stock Appreciation Rights Plan ("SAR Plan") for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in our opinion. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

         Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

         Our Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

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

         As of November 1, 2005, there were 19,000 SAR's outstanding.

DEFERRED PROFIT SHARING PLAN

         We maintain a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, we may contribute an amount equal to 1% until May 31, 2005 and 2% starting June 1, 2005, of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. As a cost control measure, we temporarily suspended our contributions under this plan commencing in June 2002 and re-established contributions commencing January 2003. In the year ended August 31, 2005, the aggregate amount of contributions under the plan was $179,000 (CA$221,000). Mr. Germain Lamonde is not entitled to participate in this plan.

401(K) PLAN

         We maintain a 401(k) plan for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require, us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. In the year ended August 31, 2005, we made an aggregate of $134,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plan invest the assets of the 401(k) plan in selected investment options.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

         Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body CORPORATE for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. A policy of Directors' and officers' liability insurance is maintained by us which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by our officers and Directors as well as those of our subsidiaries in the performance of their duties. The entire premium, amounting to US$245,000 from September 30, 2005 to September 30, 2006, is paid by us. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of Directors and officers in the case of claims for which we have not indemnified or are not permitted by law to indemnify them, and for the reimbursement of us, subject to a deductible of US$100,000, except for securities claims where the deductible is US$500,000.

C.       BOARD PRACTICES

BOARD OF DIRECTORS

         Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the CANADA BUSINESS CORPORATIONS ACT, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

         Since September 1, 2004 until November 1, 2005, the Board met a total of seven (7) times. Attendance at all meetings was perfect, except Mr. David
A. Thompson who was absent two times and Mr. Andre Tremblay who was absent one time.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

         Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange rules flowing from the adoption of the SARBANES-OXLEY ACT, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements. Accordingly, in March 2005, the Board updated and adopted an Audit Committee Charter. A copy of this Audit Committee Charter has been filed as Exhibit 11.6 to the annual report and is also readily available from EXFO's website at www.exfo.com. The audit committee is composed of four independent Directors: Andre Tremblay, Michael Unger, Guy Marier and Pierre Marcouiller. The chairperson of the audit committee is Andre Tremblay.

         During the fiscal year ended August 31, 2005, the Audit Committee met a total of four (4) times and attendance was perfect at all meetings, as all members attended all meetings.

         Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. Accordingly, in March 2005, the Board updated and adopted a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. A copy of this Human Resources Committee Charter has been filed as Exhibit 11.7 to the annual report and is also readily available from EXFO's website at www.exfo.com. The human resources committee is composed of five independent Directors: Pierre Marcouiller, Guy Marier, David A. Thompson, Andre Tremblay and Michael Unger. The chairperson of the human resources committee is Michael Unger.

         During the fiscal year ended August 31, 2005, the Human Resources committee met a total of two times and attendance was perfect at all meetings, with the excepton of one meeting missed by Mr. David A. Thompson.

         The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, investor relations the manager of financial reporting and accounting as well as our legal counsel and corporate secretary.

         In  addition,   in  order  to  deal  with  issues  arising  from  our
implication in the IPO class action suit, in October 2002, our Board of Directors appointed a litigation committee composed of four of our independent Directors.


D.       EMPLOYEES

         We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

         As of November 1, 2005, we had a total of 685 employees, up from a total of 649 on December 15, 2004. We have 614 employees in Canada, primarily based in Quebec, and 71 employees based outside of Canada. 194 are involved in research and development, 250 in manufacturing, 128 in sales and marketing, 72 in general administrative positions and 41 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement, which expires in 2009. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.


E.       SHARE OWNERSHIP

         The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable "in-the-money" and "out-the-money" options and the beneficial ownership of our share capital as of November 1, 2005 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group and all of our Directors and executive officers as a group.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

---------------------------------------------------------------------------------------------------------------------------
                                                                             TOTAL
                                      CURRENTLY EXERCISABLE OPTIONS       SUBORDINATE                               TOTAL
     NAME           SUBORDINATE        OWNED AS OF NOVEMBER 1, 2005      VOTING SHARES      MULTIPLE VOTING      PERCENTAGE
                   VOTING SHARES     ---------------------------------   BENEFICIALLY     SHARES BENEFICIALLY     OF VOTING
                       OWNED          IN-THE-MONEY(1)  OUT-THE-MONEY(2)     OWNED (3)          OWNED (3)            POWER
---------------------------------------------------------------------------------------------------------------------------
                   NUMBER    PERCENT  NUMBER  PERCENT  NUMBER  PERCENT   NUMBER   PERCENT   NUMBER     PERCENT    PERCENT
----------------------------------------------------------------------------------------------------------------------------
Germain Lamonde   93,000       *      37,500    *     100,482    *     230,982      *     37,900,000     100        92.6
(4)
----------------------------------------------------------------------------------------------------------------------------
Pierre Plamondon  35,427(5)    *      18,750    *      53,285    *     107,462      *             --      --           *
----------------------------------------------------------------------------------------------------------------------------
Pierre             5,000       *      15,625    *      23,003    *      43,628      *             --      --           *
Marcouiller
----------------------------------------------------------------------------------------------------------------------------
Guy Marier         1,000       *          --    *       3,125    *       4,125      *             --      --           *
----------------------------------------------------------------------------------------------------------------------------
David A.           2,100       *      15,625    *      17,734    *      35,459      *             --      --           *
Thompson
----------------------------------------------------------------------------------------------------------------------------
Andre Tremblay     6,650(6)    *      15,625    *      19,691    *      41,966      *             --      --           *
----------------------------------------------------------------------------------------------------------------------------
Michael Unger         --       *      15,625    *      20,568    *      36,193      *             --      --           *
----------------------------------------------------------------------------------------------------------------------------
Juan-Felipe       50,752       *       7,500    *      80,150    *     138,402      *             --      --           *
Gonzalez
----------------------------------------------------------------------------------------------------------------------------
Stephen Bull      21,573       *      11,255    *      24,727    *      57,550      *             --      --           *
----------------------------------------------------------------------------------------------------------------------------
Etienne Gagnon     5,000       *       5,000    *         789    *      10,789      *             --      --           *
----------------------------------------------------------------------------------------------------------------------------
Other executive
officers as a      8,452       *      18,750    *      45,169    *      72,371      *             --      --           *
group
----------------------------------------------------------------------------------------------------------------------------
All of our
Directors and
executive        228,954       *     161,250    *     388,723   1.3    778,927     2.5    37,900,000     100        92.7
officers as a
group
----------------------------------------------------------------------------------------------------------------------------

---------------- ----------
* Less than 1%.

(1) "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation. As of November 1, 2005 the market value of a Subordinate Voting Share was US$4.43.
(2) "Out-the-money" options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.
(3) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.
(4) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde, 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc. and 93,000 subordinate voting shares held of record by Placements Lamonde SENC.
(5) The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.
(6) The number of subordinate voting shares held of record by Andre Tremblay is held by 9104-5559 Quebec Inc, a company controlled by Mr. Tremblay.

         The following table presents information regarding stock options held as of November 1, 2005 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

                                 SECURITIES UNDER OPTIONS    EXERCISE PRICE (2)
              NAME                     GRANTED (1) (#)         (US$/SECURITY)           EXPIRATION DATE
-------------------------------- ------------------------    ------------------      -------------------
Germain Lamonde.................           25,402                 $26.00                June 29, 2010
                                            5,080                 $22.25               January 10, 2011
                                           70,000                  $9.13               October 10, 2011
                                           50,000                  $1.58              September 25, 2012
                                           17,942                  $4.51               February 1, 2015

Pierre Plamondon................            8,700                 $26.00                June 29, 2010
                                           10,000                 $45.94              September 13, 2010
                                            5,000                 $34.07               October 11, 2010
                                            9,240                 $22.25               January 10, 2011
                                           19,000                  $9.13               October 10, 2011
                                           25,000                  $1.58              September 25, 2012
                                            5,383                  $5.13               October 26, 2014

Pierre Marcouiller..............            2,000                 $26.00                June 29, 2010
                                              400                 $22.25               January 10, 2011
                                           17,966                  $9.13               October 10, 2011
                                            1,037                 $12.69               December 1, 2011
                                            2,479                  $5.65                March 1, 2012
                                           12,500                  $1.58              September 25, 2012
                                           12,500                  $3.51               October 27, 2013

Guy Marier......................           12,500                  $4.65                March 24, 2014

David A. Thompson...............            2,000                 $26.00                June 29, 2010
                                              400                 $22.25               January 10, 2011
                                           15,334                  $9.13               October 10, 2011
                                           12,500                  $1.58              September 25, 2012
                                           12,500                  $3.51               October 27, 2013

Andre Tremblay..................            2,000                 $26.00                June 29, 2010
                                              400                 $22.25               January 10, 2011
                                           17,291                  $9.13               October 10, 2011
                                           12,500                  $1.58              September 25, 2012
                                           12,500                  $3.51               October 27, 2013

Michael Unger...................            2,000                 $26.00                June 29, 2010
                                              400                 $22.25               January 10, 2011
                                           18,168                  $9.13               October 10, 2011
                                           12,500                  $1.58              September 25, 2012
                                           12,500                  $3.51               October 27, 2013

Juan Felipe Gonzalez............            6,900                 $26.00                June 29, 2010
                                           15,000                 $45.94              September 13, 2010
                                           15,000                 $34.07               October 11, 2010
                                           15,630                 $22.25               January 10, 2011
                                           15,000                  $9.13               October 10, 2011
                                           15,000                 $12.22               January 3, 2012
                                           15,000                  $1.58              September 25, 2012
                                            5,482                  $5.13               October 26, 2014

Stephen Bull....................              900                 $26.00                June 29, 2010
                                            5,000                 $45.94              September 13, 2010
                                            2,930                 $22.25               January 10, 2011
                                           15,000                  $9.13               October 10, 2011
                                           15,000                  $1.58              September 25, 2012
                                            3,589                  $5.13               October 26, 2014

                                 SECURITIES UNDER OPTIONS    EXERCISE PRICE (2)
              NAME                     GRANTED (1) (#)         (US$/SECURITY)           EXPIRATION DATE
-------------------------------- ------------------------    ------------------      -------------------
Etienne Gagnon..................           15,000                  $3.19               January 7, 2013
                                            3,158                  $5.13               October 26, 2014

Other Executive Officers as a               3,000                 $45.94              September 13, 2010
group...........................            4,000                 $34.07               October 11, 2010
                                            3,250                 $22.25               January 10, 2011
                                           10,000                 $23.40                March 15, 2011
                                           18,000                  $9.13               October 10, 2011
                                           26,250                  $1.58              September 25, 2012
                                           15,000                  $4.65                March 24, 2014
                                           12,679                  $5.13               October 26, 2014
                                            2,000                  $4.51               February 1, 2015

---------------------------------
(1)  Underlying securities: subordinate voting shares
(2) The exercise price of options granted is determined based on the highest of the closing prices of the subordinate voting shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required.


         The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group and all of our Directors and executive officers as a group.

----------------------------------------------------------------------------------------------------------------------
                                               DSUS                                           RSUS
----------------------------------------------------------------------------------------------------------------------
                                                           WEIGHTED
                                                         AVERAGE FAIR                                   FAIR VALUE AT
                                                         VALUE AT THE                                    THE TIME OF
                                                         TIME OF GRANT                                      GRANT
    NAME                      NUMBER       PERCENTAGE    US$/DSU (1)       NUMBER       PERCENTAGE       US$/RSU (2)
----------------------------------------------------------------------------------------------------------------------
Germain Lamonde                 --               --              --        13,089 (3)         7.4%           4.69
----------------------------------------------------------------------------------------------------------------------
                                --               --              --         3,927 (3)         2.2%           4.69
Pierre Plamondon      ------------------------------------------------------------------------------------------------
                                --               --              --        30,000 (4)        17.0%           4.69
----------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller           4,537 (5)        19.1%            4.47            --               --             --
----------------------------------------------------------------------------------------------------------------------
Guy Marier                   4,537 (5)        19.1%            4.47            --               --             --
----------------------------------------------------------------------------------------------------------------------
David A. Thompson            5,586 (5)        23.6%            4.47            --               --             --
----------------------------------------------------------------------------------------------------------------------
Andre Tremblay               4,537 (5)        19.1%            4.47            --               --             --
----------------------------------------------------------------------------------------------------------------------
Michael Unger                4,537 (5)        19.1%            4.47            --               --             --
----------------------------------------------------------------------------------------------------------------------
                                --               --              --         3,998 (3)         2.3%           4.69
Juan-Felipe Gonzalez  ------------------------------------------------------------------------------------------------
                                --               --              --        30,000 (4)        17.0%           4.69
----------------------------------------------------------------------------------------------------------------------
                                --               --              --         2,618 (3)         1.5%           4.69
Stephen Bull          ------------------------------------------------------------------------------------------------
                                --               --              --        30,000 (4)        17.0%           4.69
----------------------------------------------------------------------------------------------------------------------
                                --               --              --         2,304 (3)         1.3%           4.69
Etienne Gagnon        ------------------------------------------------------------------------------------------------
                                --               --              --         7,500 (4)         4.3%           4.69
----------------------------------------------------------------------------------------------------------------------
Other executives                --               --              --         9,249 (3)         5.2%           4.69
officers as a group   ------------------------------------------------------------------------------------------------
                                --               --              --        31,500 (4)        17.9%           4.69
----------------------------------------------------------------------------------------------------------------------
All of the directors
and executive officers
as a group                      --               --              --        35,185 (3)        20.0%           4.69
----------------------------------------------------------------------------------------------------------------------
                            23,734             100%            4.47       129,000 (4)        73.2%           4.69
----------------------------------------------------------------------------------------------------------------------

-------------------------
(1) The weighted average fair value at the time of grant is the average of the fair value at the time of grant of a DSU which is equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the Directors.
(2) The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted.
(3) Those RSUs will vest on the fifth anniversary date of the grant in January 2005 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.
(4) Those RSUs will vest at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005.
(5) Those DSUs will vest at the time Director cease to be a member of the Board of the Corporation.

ESCROWED SECURITIES

         The following table presents information regarding the number of securities of each class of the Corporation held, to the Corporation's knowledge as of November 1, 2005, in escrow and the percentage outstanding securities of that class.

  DESIGNATION OF CLASS         NUMBER OF SECURITIES HELD IN ESCROW        PERCENTAGE OF CLASS
  --------------------         -----------------------------------        -------------------
Subordinate Voting Shares                   493,096 (1)                        1.6%

Multiple Voting Shares                           --                             --

---------------------
(1) CIBC Mellon Trust Company is the Escrow agent. The shares held in Escrow will be released to shareholder on October 4, 2006.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our share capital as of November 1, 2005 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

                                                                                            TOTAL PERCENTAGE OF
                                   MULTIPLE VOTING SHARES      SUBORDINATE VOTING SHARES    -------------------
                                   BENEFICIALLY OWNED (1)       BENEFICIALLY OWNED (1)         VOTING POWER
                                -------------------------     --------------------------    -------------------
              NAME                NUMBER         PERCENT        NUMBER         PERCENT          PERCENT
----------------------------    ----------      ---------     ----------      ----------    -------------------
Germain Lamonde (2)             37,900,000         100%         230,982              *             92.57%

Fiducie Germain Lamonde (3)      1,900,000           5%             Nil            Nil              4.64%

G. Lamonde Investissements
Financiers inc. (4)             36,000,000          95%             Nil            Nil             87.88%

Placements Lamonde, SENC (5)           Nil          Nil          93,000              *                  *

Kern Capital Management, LLC (6)       Nil          Nil       4,658,000         15.19%              1.14%

FMR Corporation (7)                    Nil          Nil       4,597,100         14.99%              1.12%

Skyline Asset Management LP (8)        Nil          Nil       1,893,100          6.17%                  *

---------------------------
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2) The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 36,000,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc. and 93,000 subordinate voting shares held of record by Placements Lamonde, SENC.
(3) Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.
(4) G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.
(5)  Placements Lamonde, SENC is a parternship controlled by Mr. Lamonde.
(6) As of September 30, 2005, Kern Capital Management LLC controls the voting rights attached to this number of subordinate voting shares through relationships with several clients and does not beneficially own directly this number of subordinate voting shares.
(7) As of September 30, 2005, Fidelity Management and Research Company, a wholly owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.
(8) As of September 30, 2005, Skyline Asset Management LP apparently controls the voting rights attached to this number of subordinate voting shares but we were unable to obtain a confirmation from Skyline.

         Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

         As of November 21, 2005, 30,674,617 subordinate voting shares were outstanding. Approximately 96% (29,525,530) of our subordinate voting shares were held in bearer form and the remainder (1,149,087 subordinate voting shares) was held by 178 record holders. As of November 21, 2005, we believe approximately 58% of our outstanding subordinate voting shares were held in the United States.

B.       RELATED PARTY TRANSACTIONS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

         We have guaranteed the repayment of a loan granted to an employee by a financial institution for the purchase of our Class "F" shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2005 and November 1, 2005, the total principal amount guaranteed by us was $56,200.

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

See Item 18, "Financial Statements" for certain information required by this section.

Valuation and qualifying accounts as well as Export sales are as follows (in thousands of US dollars);

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                        YEARS ENDED AUGUST 31,
                                                        -------------------------------------------------------
                                                                2005                 2004                2003
                                                        ---------------      --------------      --------------
Balance - Beginning of year                             $        510         $        568        $        520
Addition charged to earnings                                     316                  403                 619
Write-offs of uncollectible accounts                             (23)                 (48)               (288)
Recovery of uncollectible accounts                              (464)                (456)               (315)
Foreign currency translation adjustment                           13                   43                  32
                                                        ---------------      --------------      --------------
Balance - End of year                                   $        352         $        510        $        568
                                                        ===============      ==============      ==============

VALUATION ALLOWANCE ON FUTURE INCOME TAX ASSETS

                                                                        YEARS ENDED AUGUST 31,
                                                        -------------------------------------------------------
                                                                2005                 2004                2003
                                                        ---------------      --------------      --------------
Balance - Beginning of year                             $     32,613         $     28,846        $        359
Addition charged to earnings                                   3,375                3,954              28,385
Foreign currency translation adjustment                        2,418                 (187)                102
                                                        ---------------      --------------      --------------
Balance - End of year                                   $     38,406         $     32,613        $     28,846
                                                        ===============      ==============      ==============

EXPORT SALES

Export and domestic sales in thousands of US dollars and as a percentage of total sales are as follows:

                                                          YEARS ENDED AUGUST 31,
                              --------------------------------------------------------------------------------
                                       2005                        2004                        2003
                              ------------------------    ------------------------    ------------------------
Export Sales                  $      90,386     93%       $      68,812      92%      $      57,124      92%
Domestic Sales                        6,830      7                5,818       8               4,806       8
                              ------------------------    ------------------------    ------------------------

                              $      97,216    100%       $      74,630     100%      $      61,930     100%
                              ========================    ========================    ========================

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

On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.

On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2005.

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

ITEM 9.           OFFER AND LISTING

         Not Applicable, except for Item 9A (4) and Item 9C.

                                                    NASDAQ (US$)              TSX (CDN$)
                                                HIGH         LOW          HIGH         LOW

September 1, 2000 to August 31, 2001           57.75       11.80         85.00       17.82
September 1, 2001 to August 31, 2002           15.00        1.35         23.80        2.05
September 1, 2002 to August 31, 2003            3.63        1.40          5.60        2.30
September 1, 2003 to August 31, 2004            7.09        2.71          9.15        3.75
September 1, 2004 to August 31, 2005            5.51        3.92          6.90        4.92

2004 1st Quarter                                4.26        2.71          5.53        3.75
2004 2nd Quarter                                7.09        3.29          9.15        4.40
2004 3rd Quarter                                5.23        4.08          6.90        5.68
2004 4th Quarter                                5.38        4.11          6.95        5.50

2005 1st Quarter                                5.51        4.27          6.90        5.73
2005 2nd Quarter                                5.24        4.29          6.42        5.35
2005 3rd Quarter                                4.99        3.93          6.05        4.95
2005 4th Quarter                                5.00        3.92          6.10        4.92

2005 May                                        4.28        3.93          5.30        4.95
2005 June                                       4.62        3.92          5.71        4.92
2005 July                                       4.91        4.12          6.05        5.12
2005 August                                     5.00        4.61          6.10        5.53
2005 September                                  5.00        4.76          5.92        5.60
2005 October                                    5.05        4.32          5.89        5.15
2005 November                                   4.75        4.43          5.71        5.24
(until November 21)

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

         On November 21, 2005, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$ 4.72 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$ 5.62 per share.

ITEM 10.          ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not Applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference to our registration statement on Form F-1 dated June 9, 2000 (File No. 333-38956).

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

FOREIGN PERSONAL HOLDING COMPANY

         Under recently enacted legislation, the foreign personal holding company rules are repealed for taxable years of U.S. shareholders ending after December 31, 2004.

PASSIVE FOREIGN INVESTMENT COMPANY

         We believe that our subordinate voting shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations as well as the composition and valuation of our assets. In particular, a significant portion of our gross assets are comprised of cash and short-term investments, which the PFIC rules treat as passive without regard to the purpose for which we hold those assets. If the proportion of these passive assets were to increase relative to the fair market value of our other assets, we may be treated as a passive foreign investment company. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

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

         You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

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

ITEM 11.          QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

CURRENCY RISK

         Our functional currency is the Canadian dollar. We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the upcoming months will negatively affect our results of operations.

         We enter into forward exchange contracts to manage the risk of exchange rate fluctuations between the Canadian and US dollar on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for hedging purposes.

         Considering the significant increase in the value of the Canadian dollar compared to the US dollar during fiscal 2005, we entered into additional forward exchange contracts to protect our results of operations. As at August 31, 2004, we held forward exchange contracts to sell US dollars at various forward exchange rates with a contractual value of $15.9 million compared to $33.6 million as at August 31, 2005.

         The following table summarizes the forward exchange contracts in effect as at August 31, 2005, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual exchange rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

                                                              YEARS ENDING AUGUST 31,
                                                        ------------------------------------
                                                            2006         2007        2008
                                                        ----------    ----------  ----------
Forward exchange contracts to sell US
dollars in exchange
for Canadian dollars
Contractual amounts...................................  $   26,000    $    7,000  $     600
Weighted average contractual exchange rates...........      1.2630        1.2516     1.2314

FAIR VALUE

         The fair value of forward exchange contracts, which represents the difference between their contractual amounts and their current trading values, amounted to an unrecognized gain of $2,937,000 as at August 31, 2005.

INTEREST RATE RISK

         We are exposed to the impact of interest rate changes and changes in the market values of our available-for-sale securities. We do not use derivative financial instruments for our available-for-sale securities. As at August 31, 2005, our available-for-sale securities consist of debt instruments issued by six (seven in 2004) high-credit quality corporations and trusts. These debt instruments bear interest at fixed rates and may have their fair market value adversely impacted due to a rise in interest rates. However, due to their very short-term maturity, we consider this risk to be insignificant. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These available-for-sale securities will be used for working capital and other general corporate purposes, including potential acquisitions.

CREDIT RISK

         Financial instruments that potentially subject us to credit risk consist primarily of our cash, our short-term investments, our accounts receivable and our forward exchange contracts. As mentioned in the interest rate risk section, our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

         Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $510,000 and $352,000 as at August 31, 2004 and 2005, respectively.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable.



                                   PART II.
                                   --------

ITEM 13.          DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         Not Applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.


ITEM 15.          CONTROLS AND PROCEDURES

         Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Office have concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.          [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

         Our Board of Directors has determined that Mr. Andre Tremblay, CA, chairman of our audit committee is an audit committee financial expert. Mr. Tremblay is independent of management. For a description of Mr. Tremblay's education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre Marcouiller, Mr. Guy Marier and Mr. Michael Unger which are all Independent. For a description of their respective education and experience, please also refer to Item 6A.

ITEM 16B.         CODE OF ETHICS

         In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to this annual report. In March 2005, the Board updated and adopted the following policies:

         o    Board of Directors Corporate Governance Guidelines;
         o Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
         o    Ethics and Business Conduct Policy;
         o    Statement of Reporting Ethical Violations (Whistle Blower).

         A copy of those policies has been filed respectively as exhibits 11.2 to 11.5 inclusively to this annual report. All these policies are also readily available on our website at www.exfo.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements.

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

         During the financial years ended August 31, 2004 and August 31, 2005, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $189,000 and $214,000, respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

         AUDIT-RELATED FEES

         During the financial years ended August 31, 2004 and August 31, 2005, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of nil and $62,000, respectively for services related to Sarbanes-Oxley Act.

         TAX FEES

         During the financial years ended August 31, 2004 and August 31, 2005, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $301,000 and $185,000, respectively for services related to tax compliance, tax advice and tax planning.

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

         During the financial year ended on August 31, 2005, 100% of tax fees were approved by the audit committee pursuant to this policy. During the financial year ended on August 31, 2005, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

         Not Applicable.

                                  PART III.
                                  ---------

ITEM 17.          FINANCIAL STATEMENTS

         Not Applicable.


ITEM 18.          FINANCIAL STATEMENTS

         See pages F-2 to F-42.

ITEM 19.          EXHIBITS

    NUMBER                                                      EXHIBIT
--------------   ---------------------------------------------------------------------------------------------------
      1.1        Amended  Articles of  Incorporation  of EXFO  (incorporated  by  reference to Exhibit 3.1 of EXFO's
                 Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
      1.2        Amended  By-laws of EXFO  (incorporated  by  reference  to Exhibit 1.2 of EXFO's  annual  report on
                 Form-20F dated January 15, 2003, File No. 000-30895).
      1.3        Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of
                 EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).
      2.1        Form of Subordinate  Voting Share  Certificate  (incorporated by reference to Exhibit 4.1 of EXFO's
                 Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
      2.2        Form of  Registration  Rights  Agreement  between  EXFO and  Germain  Lamonde  dated  July 6, 2000)
                 (incorporated by reference to Exhibit 10.13 of EXFO's  Registration  Statement on Form F-1 filed on
                 June 9, 2000, File No. 333-38956).
      3.1        Form of Trust Agreement among EXFO, Germain Lamonde,  GEXFO  Investissements  Technologiques  inc.,
                 Fiducie Germain Lamonde and G. Lamonde  Investissements  Financiers inc. (incorporated by reference to  Exhibit  4.2 of  EXFO's  Registration  Statement  on Form F-1 filed on June 9,  2000,  File No.
                 333-38956).
      4.1        Agreement of Merger and Plan of  Reorganization,  dated as of November 4, 2000,  by and among EXFO,
                 EXFO Sub, Inc., EXFO Burleigh Instruments,  Inc., Robert G. Klimasewki,  William G. May, Jr., David
                 J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.1 of EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).
      4.2        Amendment No. 1 to Agreement of Merger and Plan of Agreement, dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewski, William G. May,
                 Jr.,  David J. Farrell and William S. Gornall  (incorporated  by reference to Exhibit 4.2 of EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).
      4.3        Agreement  of Merger,  dated as of August 20,  2001,  by and among  EXFO,  Buyer Sub,  and  Avantas
                 Networks Corporation and Shareholders of Avantas Networks corporation (incorporated by reference to
                 Exhibit 4.3 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).
      4.4        Amendment  No. 1 dated as of November 1, 2002 to Agreement of Merger,  dated as of August 20, 2001, by and among EXFO,  3905268 Canada Inc.,  Avantas Networks  Corporation and Shareholders of Avantas
                 Networks  (incorporated  by  reference  to Exhibit 4.4 of EXFO's  annual  report on Form 20-F dated
                 January 18, 2002, File No. 000-30895).
      4.5        Offer to purchase shares of Nortech Fibronic Inc., dated February 6, 2000 among EXFO, Claude Adrien
                 Noel,  9086-9314 Quebec inc., Michel Bedard,  Christine  Bergeron and Societe en Commandite Capidem
                 Quebec Enr. and  Certificate of Closing,  dated February 7, 2000 among the same parties  (including summary in English)  (incorporated by reference to Exhibit 10.2 of EXFO's Registration Statement on
                 Form F-1 filed on June 9, 2000, File No. 333-38956).
      4.6        Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering,  Inc.,
                 John Kennedy, Glenn Harvey and EFOS Corporation (incorporated by reference to Exhibit 4.1 of EXFO's
                 Registration Statement on Form F-3 filed on July 13, 2001, File No. 333-65122).
      4.7        Amendment Number One, dated as of March 15, 2001, to Share Purchase Agreement, dated as of March 5,
                 2001,  among  EXFO  Electro-Optical  Engineering,   Inc.,  John  Kennedy,  Glenn  Harvey  and  EFOS
                 Corporation. (incorporated by reference to Exhibit 4.2 of EXFO's Registration Statement on Form F-3
                 filed on July 13, 2001 File No. 333-65122).
      4.8        Share Purchase Agreement, dated as of November 2, 2001 between JDS Uniphase Inc. and 3905268 Canada
                 Inc.  (incorporated  by reference to Exhibit 4.8 of EXFO's annual report on Form 20-F dated January
                 18, 2002, File No. 000-30895).
      4.9        Intellectual  Property  Assignment  and Sale  Agreement  between  EFOS Inc.,  EXFO  Electro-Optical
                 Engineering,  Inc., John Kennedy, Glenn Harvey and EFOS Corporation.  (incorporated by reference to
                 Exhibit  4.3 of  EXFO's  Registration  Statement  on Form  F-3  filed  on July  13,  2001  File No.
                 333-65122).
     4.10        Offer to acquire a building,  dated February 23, 2000,  between EXFO and Groupe Mirabau inc. and as accepted by Groupe Mirabau inc. on February 24, 2000 (including  summary in English)  (incorporated by reference to Exhibit  10.3 of EXFO's  Registration  Statement on Form F-1 filed on June 9, 2000,
                 File No. 333-38956).
     4.11        Lease  Agreement,  dated December 1, 1996,  between EXFO and GEXFO  Investissements  Technologiques inc.,  as assigned to 9080-9823  Quebec inc. on September  1, 1999  (including  summary in English)
                 (incorporated  by reference to Exhibit 10.4 of EXFO's  Registration  Statement on Form F-1 filed on
                 June 9, 2000, File No. 333-38956).

    NUMBER                                                      EXHIBIT
--------------   ---------------------------------------------------------------------------------------------------
     4.12        Lease Agreement,  dated March 1, 1996, between EXFO and GEXFO Investissements  Technologiques inc., as  assigned  to  9080-9823  Quebec  inc.  on  September  1, 1999  (including  summary in  English)
                 (incorporated  by reference to  Exhibit10.5 of EXFO's  Registration  Statement on Form F-1 filed on
                 June 9, 2000, File No. 333-38956).
     4.13        Lease renewal of the existing  leases between  9080-9823  Quebec inc. and EXFO,  dated November 30,
                 2001(incorporated  by reference to Exhibit 4.13 of EXFO's  annual report on Form 20-F dated January
                 18, 2002, File No. 000-30895).
     4.14        Loan Agreement between EXFO and GEXFO  Investissements  Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit  10.9 of EXFO's  Registration  Statement on Form F-1 filed on June 9, 2000,
                 File No. 333-38956).
     4.15        Resolution of the Board of Directors of EXFO, dated September 1, 1999,  authorizing EXFO to acquire
                 GEXFO Distribution  Internationale inc. from GEXFO  Investissements  Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.10 of EXFO's Registration Statement on
                 Form F-1 filed on June 9, 2000, File No. 333-38956).
     4.16        Form of Promissory Note of EXFO issued to GEXFO Investissements  Technologiques inc. dated June 27,
                 2000 )  (incorporated  by reference to Exhibit 10.12 of EXFO's  Registration  Statement on Form F-1
                 filed on June 9, 2000, File No. 333-38956).
     4.17        Term Loan Offer,  dated March 28, 2000,  among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000  (including  summary in English)  (incorporated  by reference to Exhibit  10.11 of
                 EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
     4.18        Employment  Agreement of Germain Lamonde dated May 29, 2000  (incorporated  by reference to Exhibit
                 10.15 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
     4.19        Employment  Agreement of Bruce Bonini dated as of September 1, 2000  (incorporated  by reference to
                 Exhibit 4.24 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).
     4.20        Employment  Agreement  of  Juan-Felipe  Gonzalez  dated as of September  1, 2000  (incorporated  by reference to Exhibit 4.25 of EXFO's  annual  report on Form 20-F dated  January 18, 2002,  File No.
                 000-30895).
     4.21        Employment  Agreement of David J. Farrell dated as of December 20, 2000  (incorporated by reference to Exhibit 4.26 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).
     4.22        Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of
                 EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
     4.23        Stock  Option  Plan,  dated May 25,  2000  (incorporated  by  Reference  to Exhibit  10.7 of EXFO's
                 Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
     4.24        Share Plan, dated April 3, 2000  (incorporated by reference to Exhibit 10.8 of EXFO's  Registration
                 Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
     4.25        Directors'  Compensation  Plan  (incorporated by reference to Exhibit 10.17 of EXFO's  Registration
                 Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
     4.26        Restricted Stock Award Plan, dated December 20, 2000  (incorporated by reference to Exhibit 4.21 of
                 EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).
     4.27        Asset Purchase  Agreement by and Among EXFO  Electro-Optical  Engineering Inc., EXFO Gnubi Products
                 Group  Inc.,  gnubi  communications,   L.P.,  gnubi  communications  General  Partner,  LLC,  gnubi communications  Limited  Partner,  LLC,  gnubi  communications,  Inc.,  Voting Trust created by The
                 Irrevocable Voting Trust Agreement Among Carol Abraham Bolton,  Paul Abraham and James Ray Stevens,
                 James Ray Stevens and Daniel J. Ernst dated September 5, 2002 (incorporated by reference to Exhibit
                 4.30 of EXFO's annual report on Form 20-F dated January 15, 2003, File No. 000-30895).
     4.28        EXFO  Protocol  Inc.  Executive  Employment  Agreement  with Sami  Yazdi  signed  November  2, 2001
                 (incorporated  by reference to Exhibit 4.28 of EXFO's  annual report on Form 20-F dated January 15,
                 2003, File No. 000-30895).
     4.29        Second  Amending  Agreement  to the  Employment  Agreement of Bruce Bonini dated as of September 1,
                 2002, (incorporated by reference to Exhibit 4.29 of EXFO's annual report on Form 20-F dated January
                 15, 2004, File No. 000-30895).
     4.30        Severance and General Release  Agreement with Bruce Bonini dated August 8, 2003,  (incorporated  by reference to Exhibit 4.30 of EXFO's  annual  report on Form 20-F dated  January 15, 2004,  File No.
                 000-30895).
     4.31        Separation  Agreement  and General  Release with Sami Yazdi dated April 1, 2003,  (incorporated  by reference to Exhibit 4.31 of EXFO's  annual  report on Form 20-F dated  January 15, 2004,  File No.
                 000-30895).
     4.32        Executive  Employment  Agreement of James  Stevens  dated as of October 4, 2003,  (incorporated  by reference to Exhibit 4.32 of EXFO's  annual  report on Form 20-F dated  January 15, 2004,  File No.
                 000-30895).

    NUMBER                                                      EXHIBIT
--------------   ---------------------------------------------------------------------------------------------------
     4.33        Termination  Terms for John Holloran Jr. dated May 28, 2003,  (incorporated by reference to Exhibit
                 4.33 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).
     4.34        Employment Agreement of Pierre Plamondon dated as of September 1, 2002,  (incorporated by reference to Exhibit 4.34 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).
     4.35        Long-Term  Incentive Plan,  dated May 25, 2000,  amended in October 2004 and effective  January 12,
                 2005.
     4.36        Deferred Share Unit Plan, effective January 12, 2005.
      8.1        Subsidiaries of EXFO (list included in Item 4C of this annual report).
     11.1        Code of Ethics for senior financial officers,  (incorporated by reference to Exhibit 11.1 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).
     11.2        Board of Directors Corporate Governance Guidelines.
     11.3        Code of Ethics for our Principal Executive Officer and Senior Financial Officers.
     11.4        Ethics and Business Conduct Policy.
     11.5        Statement of Reporting Ethical Violations (Whistle Blower).
     11.6        Audit Committee Charter.
     11.7        Human Resources Committee Charter.
     12.1        Certification of the Chief Executive Officer Pursuant to Section 302 of the  Sarbanes-Oxley  Act of
                 2002.
     12.2        Certification of the Chief Executive Officer Pursuant to Section 906 of the  Sarbanes-Oxley  Act of
                 2002.
     13.1        Certification of the Chief Financial Officer Pursuant to Section 302 of the  Sarbanes-Oxley  Act of
                 2002.
     13.2        Certification of the Chief Financial Officer Pursuant to Section 906 of the  Sarbanes-Oxley  Act of
                 2002.

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

                                    Date:   November 23, 2005.

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

5. EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's Board of Directors (or persons performing the equivalent functions):

         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO's internal control over financial reporting.

         Date:    November 23, 2005.


         /s/  Germain Lamonde
         -------------------------------------
         Germain Lamonde
         Chairman of the Board,
         President and Chief Executive Officer


Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, to such officer's knowledge, that:

1. The annual report of Form 20-F for the year ended August 31, 2005 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.


         Date:    November 23, 2005.


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

5. EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's Board of Directors (or persons performing the equivalent functions):

         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO's internal control over financial reporting.

         Date:    November 23, 2005.



         /s/ Pierre Plamondon
         ----------------------------
         Pierre Plamondon, CA
         Vice-President Finance
         and Chief Financial Officer

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, to such officer's knowledge, that:

1. The annual report of Form 20-F for the year ended August 31, 2005 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.


         Date:    November 23, 2005.


         /s/ Pierre Plamondon
         ----------------------------
         Pierre Plamondon, CA
         Vice-President Finance
         and Chief Financial Officer

         The foregoing  certification  is being  furnished  solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF
EXFO ELECTRO-OPTICAL ENGINEERING INC.

We have audited the balance sheets of EXFO ELECTRO-OPTICAL ENGINEERING INC. as at August 31, 2005 and 2004 and the consolidated statements of earnings, deficit and contributed surplus and cash flows for each of the three years in the period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedules on the changes in the allowance for doubtful accounts and in the valuation allowance of future income tax assets included in Form 20-F present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PriceWaterhouseCoopers LLP


CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 30, 2005



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in note 2 to the consolidated financial statements. Our report to the Shareholders dated September 30, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.


/s/ PriceWaterhouseCoopers LLP


CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
September 30, 2005

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           CONSOLIDATED BALANCE SHEETS

                          (in thousands of US dollars)

                                                                         AS AT AUGUST 31,
                                                                  -----------------------------
                                                                     2005               2004
                                                                  ---------           ---------

ASSETS

CURRENT ASSETS
Cash                                                              $   7,119           $   5,159
Short-term investments (notes 8 and 18)                             104,883              83,969
Accounts receivable (notes 8 and 18)
     Trade                                                           13,945              12,080
     Other                                                            2,007               1,532
Income taxes and tax credits recoverable (notes 4 and 8)              2,392               7,836
Inventories (notes 4, 5 and 8)                                       17,749              15,371
Prepaid expenses                                                      1,112               1,513
                                                                  ---------           ---------

                                                                    149,207             127,460

INCOME TAXES AND TAX CREDITS RECOVERABLE (notes 4 and 8)                459                 449

PROPERTY, PLANT AND EQUIPMENT (notes 4, 6 and 8)                     13,719              15,442

LONG-LIVED ASSET HELD FOR SALE (note 4)                               1,600               1,600

INTANGIBLE ASSETS (notes 4, 7 and 8)                                  5,602               9,447

GOODWILL (notes 4 and 7)                                             20,370              18,393
                                                                  ---------           ---------

                                                                  $ 190,957           $ 172,791
                                                                  =========           =========
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 9)                 $  12,201           $  11,393
Deferred revenue                                                      1,584                 805
Current portion of long-term debt                                       134                 121
                                                                  ---------           ---------

                                                                     13,919              12,319

DEFERRED REVENUE                                                      1,568               1,123

GOVERNMENT GRANTS (note 15)                                           1,872               1,690

LONG-TERM DEBT (note 10)                                                198                 332
                                                                  ---------           ---------

                                                                     17,557              15,464
                                                                  ---------           ---------

COMMITMENTS (note 11)

CONTINGENCIES (note 12)

SHAREHOLDERS' EQUITY

Share capital (note 13)                                             521,875             521,733
Contributed surplus                                                   2,949               1,986
Deficit                                                            (381,846)           (380,212)
Cumulative translation adjustment                                    30,422              13,820
                                                                  ---------           ---------

                                                                    173,400             157,327
                                                                  ---------           ---------

                                                                  $ 190,957           $ 172,791
                                                                  =========           =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)

                                                                            YEARS ENDED AUGUST 31,
                                                                ----------------------------------------------
                                                                  2005               2004               2003
                                                                --------           --------           --------
 SALES (note 19)                                                $ 97,216           $ 74,630           $ 61,930

 COST OF SALES (1,2)                                              44,059             34,556             36,197
                                                                --------           --------           --------

 GROSS MARGIN                                                     53,157             40,074             25,733
                                                                --------           --------           --------

 OPERATING EXPENSES
 Selling and administrative (1)                                   31,782             25,890             26,991
 Net research and development (1) (notes 4 and 15)                12,190             12,390             15,879
 Amortization of property, plant and equipment                     4,256              4,935              5,210
 Amortization of intangible assets                                 4,836              5,080              5,676
 Impairment of long-lived assets and goodwill (note 4)                --                620              7,427
 Restructuring and other charges (note 4)                            292              1,729              4,134
                                                                --------           --------           --------

 TOTAL OPERATING EXPENSES                                         53,356             50,644             65,317
                                                                --------           --------           --------

 LOSS FROM OPERATIONS                                               (199)           (10,570)           (39,584)

 Interest and other income                                         2,524              1,438              1,245
 Foreign exchange loss                                            (1,336)              (278)            (1,552)
                                                                --------           --------           --------

 EARNINGS (LOSS) BEFORE INCOME TAXES (note 16)                       989             (9,410)           (39,891)

 INCOME TAXES (notes 4 and 16)                                     2,623               (986)            15,059
                                                                --------           --------           --------

 NET LOSS FOR THE YEAR                                          $ (1,634)          $ (8,424)          $(54,950)
                                                                ========           ========           ========

 BASIC AND DILUTED NET LOSS PER SHARE                           $  (0.02)          $  (0.13)          $  (0.87)

 BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                                         68,526             66,020             62,852

 DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)
      (note 17)                                                   68,981             66,615             63,317

(1)   STOCK-BASED COMPENSATION
      COSTS INCLUDED IN: (note 14)
      Cost of sales                                             $    143           $     62           $     --
      Selling and administrative                                     626                265                 --
      Net research and development                                   194                122                 --
                                                                --------           --------           --------

                                                                $    963           $    449           $     --
                                                                ========           ========           ========

 (2)  The cost of sales is exclusive of amortization, shown separately. The cost of sales for the year ended
      August 31, 2003 includes inventory write-offs of $4,121 (note 4).

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
           CONSOLIDATED STATEMENTS OF DEFICIT AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)

DEFICIT

                                                  YEARS ENDED AUGUST 31,
                                     -------------------------------------------------
                                        2005                2004                2003
                                     ---------           ---------           ---------
BALANCE - BEGINNING OF YEAR          $(380,212)          $(371,788)          $(316,838)

ADD
Net loss for the year                   (1,634)             (8,424)            (54,950)
                                     ---------           ---------           ---------

BALANCE - END OF YEAR                $(381,846)          $(380,212)          $(371,788)
                                     =========           =========           =========


CONTRIBUTED SURPLUS

                                                  YEARS ENDED AUGUST 31,
                                     -------------------------------------------------
                                        2005                2004                2003
                                     ---------           ---------           ---------

BALANCE - BEGINNING OF YEAR            $1,986              $1,519              $1,487

ADD
Premium on resale of share capital         --                  18                  32
Stock-based compensation costs            963                 449                  --
                                       ------              ------              ------

BALANCE - END OF YEAR                  $2,949              $1,986              $1,519
                                       ======              ======              ======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                                         YEARS ENDED AUGUST 31,
                                                           ------------------------------------------------
                                                              2005                2004               2003
                                                           ---------           ---------           ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                      $  (1,634)          $  (8,424)          $ (54,950)
Add (deduct) items not affecting cash
     Discount on short-term investments                         (302)                197                 (96)
     Stock-based compensation costs                              963                 449                  --
     Inventory and tax credit write-offs                          --                  --               6,418
     Amortization                                              9,092              10,015              10,886
     Impairment of long-lived assets and goodwill                 --                 620               7,427
     Restructuring and other charges                              --               1,261                 512
     Future income taxes                                          --                  --              10,138
     Deferred revenue                                            977               1,404                 (24)
     Government grants                                            --                 154                 817
                                                           ---------           ---------           ---------
                                                               9,096               5,676             (18,872)

Change in non-cash operating items
     Accounts receivable                                        (838)             (2,677)              3,957
     Income taxes and tax credits                              6,096              (2,464)             13,489
     Inventories                                                (699)              1,016               7,925
     Prepaid expenses                                            544                (449)               (569)
     Accounts payable and accrued liabilities                   (164)               (351)               (349)
                                                           ---------           ---------           ---------

                                                              14,035                 751               5,581
                                                           ---------           ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                         (585,665)           (653,348)           (401,105)
Proceeds from disposal and maturity of short-term
     investments                                             574,207             624,722             395,699
Additions to property, plant and equipment and
     intangible assets                                        (1,501)               (851)             (2,652)
Business combination                                              --                (241)             (1,867)
                                                           ---------           ---------           ---------

                                                             (12,959)            (29,718)             (9,925)
                                                           ---------           ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                     (121)               (109)               (133)
Net proceeds of offering (note 13)                                --              29,164                  --
Share issue expenses                                              (6)               (137)                 --
Exercise of stock options                                        148                 254                  45
Redemption of share capital                                       --                  (5)                (16)
Resale of share capital                                           --                  23                  48
                                                           ---------           ---------           ---------

                                                                  21              29,190                 (56)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                  863                (430)                638
                                                           ---------           ---------           ---------

CHANGE IN CASH                                                 1,960                (207)             (3,762)

CASH - BEGINNING OF YEAR                                       5,159               5,366               9,128
                                                           ---------           ---------           ---------

CASH - END OF YEAR                                         $   7,119           $   5,159           $   5,366
                                                           =========           =========           =========

SUPPLEMENTARY INFORMATION
Interest paid                                              $      30           $     408           $     417
Income taxes paid (recovered)                              $    (669)          $     120           $ (10,351)


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1    NATURE OF ACTIVITIES

     EXFO Electro-Optical Engineering Inc. ("EXFO") designs, manufactures and markets a comprehensive line of test and measurement solutions for the global telecommunications industry. The Telecom Division, which represents the company's main business activity, offers integrated test solutions to network service providers, cable operators, system vendors and optical component manufacturers. The Life Sciences and Industrial Division mainly leverages core telecom technologies to offer value-added solutions life sciences applications and high-precision assembly processes, such as those required for microelectronics, optoelectronics and medical devices. EXFO's products are sold in approximately 70 countries around the world.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and significant differences in measurement and disclosure from U.S. GAAP are set out in note 21. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     ACCOUNTING ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts receivable, tax credits recoverable, provision for excess and obsolete inventories, useful lives of capital assets, valuation of intangible assets and goodwill, future income taxes valuation allowance, certain accrued liabilities and stock-based compensation costs. Actual results could differ from those estimates.

     REPORTING CURRENCY

     The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. All gains and losses resulting from the translation of the financial statements from the functional currency to the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

     In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     FOREIGN CURRENCY TRANSLATION

     FOREIGN CURRENCY TRANSACTIONS

     Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.

     FOREIGN SUBSIDIARIES

     The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are translated at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Gains and losses resulting from such remeasurement are reflected in the statements of earnings.

     FORWARD EXCHANGE CONTRACTS

     Forward exchange contracts are utilized by the company to manage its foreign currency exposure. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

     The company's forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding hedged sales are recorded.

     Realized and unrealized gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

     SHORT-TERM INVESTMENTS

     Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium. All investments with original maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

     INVENTORIES

     Inventories are valued on an average cost basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

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

                                            TERM
     Land improvements                      5 years
     Buildings                              25 years
     Equipment                              2 to 10 years
     Leasehold improvements                 The lesser of useful life and
                                            remaining lease term

     INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION

     Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and four and ten years for software.

     Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

     The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units and it recorded an impairment charge for goodwill in fiscal 2003 (note 4).

     IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment when events and circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows. The company recorded impairment charges for long-lived assets in fiscal 2003 and 2004 (note 4).

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     WARRANTY

     The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

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

     Most sales arrangements do not generally include acceptance clauses. However, when a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     GOVERNMENT GRANTS

     Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period during which the created job must be maintained or training provided. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

     RESEARCH AND DEVELOPMENT EXPENSES

     All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the Canadian Institute of Chartered Accountants (CICA) handbook Section 3450, "Research and Development", are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

     As at August 31, 2005, the company had not deferred any development costs.

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

     The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. Since 2003, the company records a full valuation allowance against future income tax assets (notes 4 and 16).

     EARNINGS PER SHARE

     Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

     Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     STOCK-BASED COMPENSATION COSTS

     Since September 1, 2003, the company accounts for all forms of employee stock-based compensation using the fair value-based method. Stock-based compensation costs are amortized to expense over the vesting periods.

     Prior to fiscal 2004, no stock-based compensation costs were recognized for employee stock-based compensation. However, the company is required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for outstanding stock options granted prior to September 1, 2003 (note 14).

     NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

     ADOPTED IN FISCAL 2005

     On September 1, 2004, the company prospectively adopted the CICA handbook Sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation". Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The adoption of these new standards had no impact on the financial statements of the company.

     TO BE ADOPTED AFTER FISCAL 2005

     In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments - Recognition and measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity".

     Section 3855 expands on Section 3860, "Financial Instruments - Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

     Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and on the hedging guidance in Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures it requires.

     Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside net income.

     Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

     Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. While the company is currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 21 item b) of these consolidated financial statements are expected.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3    BUSINESS COMBINATION

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

     This acquisition was settled for a total consideration valued at $4,904,000 including acquisition-related costs of $162,000. The consideration paid consisted of $2,108,000 in cash (including a cash contingent consideration of $241,000, paid in fiscal 2004, based on EXFO Gnubi sales volume for the twelve months following the acquisition) and the issuance of 1,479,290 subordinate voting shares, valued at $2,796,000.

     The cash contingent consideration was accounted for as an additional acquisition cost and was allocated to acquired core technology.

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

     The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of net assets at the date of acquisition as follows:

    Assets acquired
         Current assets                                             $    755
         Property, plant and equipment                                   334
         Core technology                                                 750
    Current liabilities assumed                                         (134)
                                                                    ----------

    Net identifiable assets acquired                                   1,705

    Goodwill                                                           2,958
                                                                    ----------
    Purchase price                                                     4,663

    Less: Subordinate voting shares issued                             2,796
                                                                    ----------
    Cash paid on the date of acquisition                            $  1,867
                                                                    ==========

     Acquired goodwill is deductible for income tax purposes.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4    SPECIAL CHARGES

     IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

     2003

     In May 2003, the company performed its annual impairment test on goodwill for all its reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting the subsidiaries' industries at the time, the company reviewed the carrying value of intangible assets related to these reporting units, consisting primarily of acquired core technology.

     As a result of this assessment, the company concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions was impaired, and it recorded a charge of $4,505,000 to write down goodwill and a pre-tax charge of $2,922,000 to write down acquired core technology. Of the total impairment loss of $7,427,000, $6,872,000 was related to EXFO Burleigh for goodwill and acquired core technology, and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

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

     The assumptions supporting the estimates of the fair values and the undiscounted future cash flows, including industry conditions, reflected management's best estimations.

     2004

     In fiscal 2004,  the company put one of its buildings  (located in Quebec
     City) up for sale and received, at the beginning of fiscal 2005, a formal purchase offer for this building. Based on that offer, the company concluded that the building was impaired and it recorded an impairment loss of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal offer were not met and the offer was declined. During fiscal 2005, the company withdrew the building from the market. As at August 31, 2004, the building was not shown as a long-lived asset held for sale in the balance sheet because it was still used by the company and, consequently, it was not available for immediate sale. This building reports to the Telecom Division.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

     2003

     During fiscal 2003, the company implemented a restructuring plan to align its cost structure to market conditions. Under that plan, the company recorded charges of $4,134,000, including $2,767,000 in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities. Those charges were included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2003. In addition, the company recorded $4,121,000 in inventory write-offs for excess and obsolete inventories, which were included in the cost of sales in the statement of earnings for that same year.

     2004 AND 2005

     During fiscal 2004, the company approved a restructuring plan to consolidate the operations of its Life Sciences and Industrial Division, transferring EXFO Burleigh's operations mainly to EXFO Photonic Solutions facilities in Toronto. This consolidation process, which started in August 2004, was completed during fiscal 2005.

     Overall, for that process, the company incurred $2,515,000 in restructuring and other charges from which $2,033,000 were recorded in fiscal 2004 and the remaining $482,000 were recorded in fiscal 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees of EXFO Burleigh, $1,261,000 mainly for the impairment of the EXFO Burleigh building and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

     The EXFO Burleigh building was put up for sale in fiscal 2004, but it is not yet sold because of the difficult real estate market in Rochester, NY. The building is available for sale in its present condition and management expects to sell the property within the next twelve months. Consequently, in accordance with CICA handbook, section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", it was shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment loss of the building represents the company's best estimate of its selling price based upon the municipal valuation. Since September 1, 2004, the building is no longer amortized.

     Finally, in fiscal 2005, the company recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges, mainly for leased equipment, were lower than expected.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes changes in the restructuring charges payable since August 31, 2002:

YEAR ENDED AUGUST 31, 2005

                                     BALANCE AS AT                                                            BALANCE AS AT
                                       AUGUST 31,                                                               AUGUST 31,
                                          2004           ADDITIONS         PAYMENTS          ADJUSTMENTS           2005
                                     -------------       ---------        ----------        ------------      --------------

FISCAL 2004 PLAN
Severance expenses                      $   467           $    83           $  (550)           $    --            $    --
Other                                        --               399              (399)                --                 --
                                        -------           -------           -------            -------            -------
                                            467               482              (949)                --                 --
                                        -------           -------           -------            -------            -------

FISCAL 2003 PLAN
Severance expenses                          109                --               (77)               (32)                --
Exited leased facilities                    386                --              (229)                (7)               150
Other                                       197                --               (46)              (151)                --
                                        -------           -------           -------            -------            -------
                                            692                --              (352)              (190)               150
                                        -------           -------           -------            -------            -------

FISCAL 2001 PLAN
Exited leased facilities                     10                --               (10)                --                 --
                                        -------           -------           -------            -------            -------
                                             10                --               (10)                --                 --
                                        -------           -------           -------            -------            -------
Total for all plans (note 9)            $ 1,169           $   482           $(1,311)           $  (190)           $   150
                                        =======           =======           =======            =======            =======

YEAR ENDED AUGUST 31, 2004

                                     BALANCE AS AT                                                            BALANCE AS AT
                                       AUGUST 31,                                                               AUGUST 31,
                                          2003           ADDITIONS         PAYMENTS          ADJUSTMENTS           2004
                                     -------------       ---------        ----------        ------------      --------------
FISCAL 2004 PLAN
Severance expenses                      $    --           $   772           $  (305)           $    --            $   467
                                        -------           -------           -------            -------            -------
                                             --               772              (305)                --                467
                                        -------           -------           -------            -------            -------

FISCAL 2003 PLAN
Severance expenses                        1,233                --              (870)              (254)               109
Exited leased facilities                    748                --              (362)                --                386
Other                                       295                --               (90)                (8)               197
                                        -------           -------           -------            -------            -------
                                          2,276                --            (1,322)              (262)               692
                                        -------           -------           -------            -------            -------

FISCAL 2002 PLANS
Other                                        68                --               (68)                --                 --
                                        -------           -------           -------            -------            -------
                                             68                --               (68)                --                 --
                                        -------           -------           -------            -------            -------

FISCAL 2001 PLAN
Exited leased facilities                    124                --               (72)               (42)                10
                                        -------           -------           -------            -------            -------
                                            124                --               (72)               (42)                10
                                        -------           -------           -------            -------            -------
Total for all plans (note 9)            $ 2,468           $   772           $(1,767)           $  (304)           $ 1,169
                                        =======           =======           =======            =======            =======

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     YEAR ENDED AUGUST 31, 2003

                                          BALANCE AS AT                                                            BALANCE AS AT
                                            AUGUST 31,                                                               AUGUST 31,
                                               2002           ADDITIONS         PAYMENTS          ADJUSTMENTS           2003
                                          -------------       ---------        ----------        ------------      --------------
     FISCAL 2003 PLAN
     Severance expenses                     $    --            $ 2,767           $(1,534)            $    --            $ 1,233
     Exited leased facilities                    --                855              (107)                 --                748
     Other                                       --                512              (217)                 --                295
                                            -------            -------           -------             -------            -------
                                                 --              4,134            (1,858)                 --              2,276
                                            -------            -------           -------             -------            -------

     FISCAL 2002 PLANS
     Severance expenses                         231                 --              (231)                 --                 --
     Other                                       68                 --                --                  --                 68
                                            -------            -------           -------             -------            -------
                                                299                 --              (231)                 --                 68
                                            -------            -------           -------             -------            -------

     FISCAL 2001 PLAN
     Exited leased facilities                   483                 --              (359)                 --                124
                                            -------            -------           -------             -------            -------
                                                483                 --              (359)                 --                124
                                            -------            -------           -------             -------            -------
     Total for all plans                    $   782            $ 4,134           $(2,448)            $    --            $ 2,468
                                            =======            =======           =======             =======            =======

     FUTURE INCOME TAX ASSETS AND RESEARCH AND DEVELOPMENT TAX CREDITS
     RECOVERABLE

     During fiscal 2003, the company reviewed the carrying value of its future income tax assets and its research and development tax credits recoverable. Considering market conditions and because the company recorded losses in fiscal 2002 and 2003, it concluded that it was more likely than not that its future income tax assets and some of its non-refundable research and development tax credits were not recoverable and that a valuation allowance and a write-off were required. Accordingly, the company recorded a full valuation allowance of $28,385,000 against its future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh and wrote off $2,297,000 in non-refundable research and development tax credits related to EXFO Protocol. The valuation allowance was included in the income taxes in the statement of earnings for the year ended August 31, 2003 (note 16). Research and development tax credit write-offs were included in the net research and development expenses in the statement of earnings for that same year (note 15).


5    INVENTORIES

                                                         AS AT AUGUST 31,
                                                    -------------------------
                                                      2005               2004
                                                    -------           -------
     Raw materials                                  $ 9,373           $ 7,244
     Work in progress                                   934             1,370
     Finished goods                                   7,442             6,757
                                                    -------           -------

                                                    $17,749           $15,371
                                                    =======           =======

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6    PROPERTY, PLANT AND EQUIPMENT

                                                                              AS AT AUGUST 31,
                                               --------------------------------------------------------------------------------
                                                               2005                                      2004
                                               --------------------------------------    --------------------------------------
                                                                         ACCUMULATED                               ACCUMULATED
                                                         COST           AMORTIZATION               COST           AMORTIZATION
                                               ---------------    -------------------    ---------------    -------------------
     Land and land improvements                $        3,179     $              815     $        2,868     $              558
     Buildings                                          9,206                  2,250              8,311                  1,699
     Equipment                                         33,216                 29,553             29,110                 23,422
     Leasehold improvements                             2,395                  1,659              2,110                  1,278
                                               ---------------    -------------------    ---------------    -------------------
                                                       47,996     $           34,277             42,399     $           26,957
                                                                  ===================                       ===================
     Less:
         Accumulated amortization                      34,277                                    26,957
                                               ---------------                           ---------------
                                               $       13,719                            $       15,442
                                               ===============                           ===============

     As at August 31, 2004 and 2005, unpaid purchases of property, plant and equipment amounted to $358,000 and $111,000, respectively.

7    INTANGIBLE ASSETS AND GOODWILL

                                                                              AS AT AUGUST 31,
                                               --------------------------------------------------------------------------------
                                                               2005                                      2004
                                               --------------------------------------    --------------------------------------
                                                                         ACCUMULATED                               ACCUMULATED
                                                         COST           AMORTIZATION               COST           AMORTIZATION
                                               ---------------    -------------------    ---------------    -------------------
     Core technology                           $       35,554     $           32,214     $       32,815     $           25,733
     Software                                           6,607                  4,345              5,847                  3,482
                                               ---------------    -------------------    ---------------    -------------------
                                                       42,161     $           36,559             38,662     $           29,215
                                                                  ===================                       ===================
     Less:
         Accumulated amortization                      36,559                                    29,215
                                               ---------------                           ---------------
                                               $        5,602                            $        9,447
                                               ===============                           ===============

     Amortization expenses for intangible assets in each of the next five fiscal years will amount to $3,190,000 in 2006, $893,000 in 2007,
     $429,000 in 2008, $352,000 in 2009 and $325,000 in 2010.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     Changes in the carrying value of goodwill are as follows:

                                                                                      AS AT AUGUST 31,
                                                                                 ----------------------------
                                                                                       2005            2004
                                                                                 ------------    ------------
      Balance - Beginning of year                                                $   18,393      $   17,673
      Foreign currency translation adjustment                                         1,977             720
                                                                                 ------------    ------------

      Balance - End of year (note 19)                                            $   20,370      $   18,393
                                                                                 ============    ============


8    CREDIT FACILITIES

     The company has a line of credit which provides for advances of up to Cdn$10,000,000 (US$8,411,000). This line of credit, which is renewable annually, bears interest at prime rate (prime rate in 2004). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company were pledged as collateral against this line of credit. As at August 31, 2005, an amount of Cdn$3,163,000 (US$2,661,000) was reserved from this line of credit for letters of guarantee and forward exchange contracts.


9    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                        AS AT AUGUST 3
                                                                                ------------------------------
                                                                                     2005             2004
                                                                                ------------    --------------
      Trade                                                                      $  5,781         $  4,484
      Salaries and social benefits                                                  4,526            3,932
      Warranty                                                                        725              390
      Tax on capital                                                                  538              526
      Restructuring charges (notes 4 and 20)                                          150            1,169
      Other                                                                           481              892
                                                                                ------------    --------------
                                                                                 $ 12,201         $ 11,393
                                                                                ============    ==============

     Changes in the warranty provision are as follows:

                                                                                     AS AT AUGUST 31,
                                                                                ------------------------------
                                                                                     2005             2004
                                                                                ------------    --------------
      Balance - Beginning of year                                                $    390         $    687
      Provision                                                                       869              564
      Settlements                                                                    (583)            (889)
      Foreign currency translation adjustment                                          49               28
                                                                                ------------    --------------

      Balance - End of year                                                      $    725         $    390
                                                                                ============    ==============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10       LONG-TERM DEBT
                                                                                       AS AT AUGUST 31,
                                                                                ------------------------------
                                                                                     2005             2004
                                                                                ------------    --------------
     Loans collateralized by equipment, bearing interest at 9.6%, repayable in monthly instalments of $13,000 including
         principal and interest, maturing in 2008                               $       332       $       453

     Less: Current portion                                                              134               121
                                                                                ------------    --------------
                                                                                $       198       $       332
                                                                                ============    ==============

     As at August 31, 2005, minimum principal repayments required in each of the next three years will amount to $134,000 in 2006, $147,000 in 2007 and $51,000 in 2008.


11   COMMITMENTS

     The company entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. As at August 31, 2005, minimum rentals payable under these operating leases in each of the next five years will amount to $1,050,000 in 2006, $952,000 in 2007, $632,000 in 2008, $584,000 in 2009 and $594,000 in 2010. As at August 31,
     2005, the total commitment under these operating leases amounts to $4,247,000.

     For the years ended August 31, 2003, 2004 and 2005, rental expenses amounted to $1,718,000, $1,219,000 and $1,370,000, respectively (note
     20).


12   CONTINGENCIES

     CLASS ACTION

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

     On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005, and completed by January 15, 2006. The settlement fairness hearing has been set for April 26, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2005.

     LETTERS OF GUARANTEE

     As at August 31, 2005, in the normal course of its operations, the company had outstanding letters of guarantee of Cdn$1,418,000 (US$1,193,000), which expire at various dates through fiscal 2008 and that were reserved from the line of credit.

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

     The following table summarizes the share capital activity since August 31, 2002:

                                                   MULTIPLE VOTING SHARES           SUBORDINATE VOTING SHARES
                                               ---------------------------------  -------------------------------
                                                                                                                          TOTAL
                                                        NUMBER          AMOUNT          NUMBER           AMOUNT           AMOUNT

      Balance as at August 31, 2002                 37,900,000   $           1       23,565,185   $     489,610    $     489,611

        Business combination (note 3)                        -               -        1,479,290           2,796            2,796
        Exercise of stock options (note 14)                  -               -           25,498              45               45
        Exercise of stock awards (note 14)                   -               -           69,935               -                -
        Redemption                                           -               -          (21,515)            (16)             (16)
        Resale                                               -               -           21,515              16               16
                                               ----------------  ---------------  --------------- ---------------  --------------

      Balance as at August 31, 2003                 37,900,000               1       25,139,908         492,451          492,452

        Public offering (1)                                  -               -        5,200,000          29,164           29,164
        Exercise of stock options (note 14)                  -               -          111,071             254              254
        Exercise of stock awards (note 14)                   -               -           89,504               -                -
        Redemption                                           -               -           (5,340)             (5)              (5)
        Resale                                               -               -            5,340               5                5
        Share issue expenses                                 -               -                -            (137)            (137)
                                               ----------------  ---------------  --------------- ---------------  --------------

      Balance as at August 31, 2004                 37,900,000               1       30,540,483         521,732          521,733

        Exercise of stock options (note 14)                  -               -           71,699             148              148
        Exercise of stock awards (note 14)                   -               -           53,592               -                -
        Share issue expenses                                 -               -                -              (6)              (6)
                                               ----------------  ---------------  --------------- ---------------  --------------

      Balance as at August 31, 2005                 37,900,000   $           1       30,665,774   $     521,874    $     521,875
                                               ================  ===============  =============== ===============  ==============

     (1) On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (Cdn$38,438,400), after deduction of underwriting commission of $1,215,000 (Cdn$1,601,000). The net proceeds of this offering were invested in commercial paper that is presented in the short-term investments in the balance sheet (note 18).

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14   STOCK-BASED COMPENSATION PLANS

     The maximum number of subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares.

     LONG-TERM INCENTIVE PLAN

     In May 2000, the company established a Stock Option Plan for Directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units.

     STOCK OPTIONS

     The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire ten years from the date of grant. Stock options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

     The following table summarizes stock option activity since August 31, 2002:

                                                                       YEARS ENDED AUGUST 31,
                                        -------------------------------------------------------------------------------------
                                                    2005                        2004                        2003
                                        ---------------------------    --------------------------   --------------------------
                                                          WEIGHTED                      WEIGHTED                     WEIGHTED
                                                           AVERAGE                       AVERAGE                      AVERAGE
                                                          EXERCISE                      EXERCISE                    EXERCISE
                                              NUMBER         PRICE          NUMBER         PRICE          NUMBER        PRICE
                                                             (CDN$)                        (CDN$)                       (CDN$)
      Outstanding - Beginning of year      2,934,518   $        21       3,176,613   $        23       2,597,574   $       34
           Granted                           246,233             6         536,500             5       1,268,450            3
           Exercised                         (71,699)           (3)       (111,071)           (3)        (25,498)          (3)
           Forfeited                        (345,293)          (27)       (667,524)          (23)       (663,913)         (25)
                                        -------------  ------------    ------------   -----------   ------------   -----------
      Outstanding - End of year            2,763,759   $        19       2,934,518   $        21       3,176,613   $        23
                                        =============  ============    ============   ===========   ============   ===========
      Exercisable - End of year            1,650,404   $        28       1,331,707   $        32       1,068,595   $        33
                                        =============  ============    ============   ===========   ============   ===========

     The weighted average grant-date fair value of stock options granted during fiscal 2004 and 2005 amounted to $2.73 and $3.51, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     The fair value of stock options granted in fiscal 2003 (for pro forma only), 2004 and 2005 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                               YEARS ENDED AUGUST 31,
                                                -------------------------------------------------------
                                                         2005                2004                2003
                                                --------------    ----------------    -----------------
     Risk-free interest rate                             3.6%                2.7%                4.8%
     Expected volatility                                  95%                100%                 80%
     Dividend yield                                       Nil                 Nil                 Nil
     Expected life                                  66 months           49 months           36 months

     If the fair value-based method had been applied to stock options granted prior to September 1, 2003 and outstanding as at August 31, 2003, 2004 and 2005, the net loss and the net loss per share would have been as follows on a pro forma basis:

                                                                                       YEARS ENDED AUGUST 31,
                                                                       ----------------------------------------------------------
                                                                                 2005                2004                2003
                                                                       ------------------  ------------------  ------------------
       Net loss for the year                                           $        (1,634)    $       (8,424)     $       (54,950)
       Pro forma adjustment for stock-based compensation costs                     131               (174)                (683)
                                                                       ------------------  ------------------  ------------------
       Pro forma net loss for the year                                 $        (1,503)    $       (8,598)     $       (55,633)
                                                                       ==================  ==================  ==================
       Basic and diluted net loss per share                            $        (0.02)     $       (0.13)      $        (0.87)
       Basic and diluted pro forma net loss per share                  $        (0.02)     $       (0.13)      $        (0.88)

     The following table summarizes information about stock options as at August 31, 2005:

                                            STOCK OPTIONS OUTSTANDING                            STOCKS OPTIONS EXERCISABLE
                             -----------------------------------------------------------     ------------------------------------
                                                       WEIGHTED        WEIGHTED AVERAGE                                WEIGHTED
                                                        AVERAGE               REMAINING                                 AVERAGE
      EXERCISE PRICE                NUMBER      EXERCISE PRICE         CONTRACTUAL LIFE             NUMBER      EXERCISE PRICE
               (CDN$)                                    (CDN$)                                                          (CDN$)
      $2.50 to $3.36               542,054       $         2.50               7.1 years            226,993      $          2.50
      $3.96 to $5.60               620,342                 5.04               5.2 years            122,275                 4.78
      $6.22 to $9.02               243,770                 6.53               8.4 years             70,397                 7.01
      $14.27 to $20.00             507,446                15.87               6.2 years            380,592                15.87
      $29.70 to $43.00             600,846                36.29               5.2 years            600,846                36.29
      $51.25 to $68.17             205,771                65.83               5.0 years            205,771                65.83
      $83.66                        43,530                83.66               5.0 years             43,530                83.66
                             ---------------   ------------------   --------------------     ---------------  -------------------
                                 2,763,759       $        19.22               6.0 years          1,650,404      $         28.28
                             ===============   ==================   ====================     ===============  ===================

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     RESTRICTED SHARE UNITS (RSUS)

     RSUs are "phantom" shares that rise and fall in value based on the value of the company's subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors on the vesting dates established by the Board of Directors at the time of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

     During fiscal 2005, the company granted 176,185 RSUs that were outstanding as at August 31, 2005. However, none of them were exercisable at that date. As at August 31, 2005, the weighted average remaining contractual life of the outstanding RSUs was 9.4 years. The weighted average grant-date fair value of these RSUs was $4.68.

     DEFERRED SHARE UNIT PLAN

     In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company.

     During fiscal 2005, the company granted 23,734 DSUs that were outstanding as at August 31, 2005 to the members of the Board of Directors.

     The weighted average grant-date fair value of these DSUs was $4.47.

     STOCK APPRECIATION RIGHTS PLAN

     In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant. Stock appreciation rights vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

     Considering the market price of the common shares of $4.67 as at August 31, 2005, compensation cost for those stock appreciation rights was nominal as at August 31, 2005.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     The following table summarizes stock appreciation rights activity since August 31, 2002:

                                                                          YEARS ENDED AUGUST 31,
                                        -------------------------------------------------------------------------------------
                                                    2005                        2004                        2003
                                        ---------------------------    --------------------------   --------------------------
                                                          WEIGHTED                      WEIGHTED                     WEIGHTED
                                                           AVERAGE                       AVERAGE                      AVERAGE
                                                          EXERCISE                      EXERCISE                    EXERCISE
                                              NUMBER         PRICE          NUMBER         PRICE          NUMBER        PRICE
      Outstanding - Beginning of year           13,000    $     16           9,000      $     24          10,000    $      26
         Granted                                 6,000           4           6,000             5           5,000            2
         Forfeited                                   -           -          (2,000)          (19)         (6,000)          (9)
                                           -----------    ---------      ----------    ----------      ----------   ----------

      Outstanding - End of year                 19,000    $     12          13,000      $     16           9,000    $      24
                                           ===========    =========      ==========    ==========      ==========   ==========

      Exercisable - End of year                  7,500    $     24           4,250      $     30           3,500    $      30
                                           ===========    =========      ==========    ==========      ==========   ==========

     The following table summarizes information about stock appreciation rights as at August 31, 2005:

                                                              STOCK APPRECIATION                         STOCK APPRECIATION
                                                              RIGHTS OUTSTANDING                         RIGHTS EXERCISABLE
                                                  --------------------------------------------      -----------------------------
                                                                             WEIGHTED AVERAGE
                                                                        REMAINING CONTRACTUAL
      EXERCISE PRICE                                       NUMBER                        LIFE                    NUMBER

      $2.10                                                 2,000                  7.6  years                     1,000
      $4.51 to $4.65                                       12,000                  9.0  years                     1,500
      $22.25                                                2,500                  5.4  years                     2,500
      $45.94                                                2,500                  5.0  years                     2,500
                                                  -----------------     ----------------------      -----------------------------
                                                           19,000                  7.9  years                     7,500
                                                  =================     ======================      =============================

     RESTRICTED STOCK AWARD PLAN

     In December 2000, the company established a Restricted Stock Award Plan for employees of EXFO Burleigh. This plan expired in December 2004. Each stock award entitled employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vested over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such an employee automatically vested.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     The following table summarizes restricted stock awards activity since August 31, 2002:

                                                                                       YEARS ENDED AUGUST 31,
                                                                       ----------------------------------------------------------
                                                                                 2005                2004                2003
                                                                       ------------------  ------------------  ------------------
       Outstanding - Beginning of year                                          53,592            143,096              215,249
           Exercised                                                           (53,592)           (89,504)             (69,935)
           Forfeited                                                                 -                  -               (2,218)
                                                                       ------------------  ------------------  ------------------
       Outstanding - End of year                                                     -             53,592              143,096
                                                                       ==================  ==================  ==================


15   OTHER DISCLOSURES

     NET RESEARCH AND DEVELOPMENT EXPENSES

     Net research and development expenses comprise the following:

                                                                                          YEARS ENDED AUGUST 31,
                                                                           ------------------------------------------------------
                                                                                     2005              2004               2003
                                                                           -----------------  ----------------  -----------------
       Gross research and development expenses                             $        15,878    $        15,668   $        17,133
       Research and development tax credits and grants                              (3,688)            (3,278)           (3,551)
       Research and development tax credit write-offs
         (note 4)                                                                        -                  -             2,297
                                                                           -----------------  ----------------  -----------------
                                                                           $        12,190    $        12,390   $        15,879
                                                                           =================  ================  =================

     Tax credits written off in fiscal 2003 can be carried forward against future years' income taxes payable over the next eight years.

     GOVERNMENT GRANTS

     During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$2,220,000 (US$1,867,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

     The above grants are subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or repayment of amounts received by the company. Since the beginning of this program, the company has claimed the maximum amount of Cdn$2,200,000 (US$1,867,000), of which Cdn$770,000 (US$647,000) was credited to earnings. The balance of Cdn$1,450,000 (US$1,220,000) was included in government grants in the balance sheet. This latter amount will be recognized upon the final approval by the sponsor of the program.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     Furthermore, since 2000, companies operating in the Quebec City area are eligible for a refundable credit granted by the Quebec provincial government. This credit is earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has claimed a total of Cdn$5,815,000 (US$4,891,000) under this program, of which Cdn$5,041,000 (US$4,239,000)
     was credited to earnings, the balance of Cdn$774,000 (US$652,000) was included in government grants in the balance sheet. This latter amount will be recognized in the statement of earnings upon the final approval of eligible salaries by the sponsor of the program.

     Should repayments of any amounts received pursuant to these agreements be required, such repayments, less related deferred revenue, will be charged to earnings as the amount of any repayment becomes known.

     Following is a summary of the classification of these and certain other grants and credits (government grants) in the statements of earnings of the reporting years.

     Cost of sales for the years ended August 31, 2003, 2004 and 2005, is net of government grants of $518,000, $3,000 and $89,000, respectively.

     Selling and administrative expenses for the years ended August 31, 2003, 2004 and 2005, are net of government grants of $286,000, $5,000 and $32,000, respectively.

     Research and development expenses for the years ended August 31, 2003, 2004 and 2005, are net of government grants of $45,000, $80,000 and $22,000, respectively.

     DEFINED CONTRIBUTION PLANS

     The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

     o   Deferred profit-sharing plan

          The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% (until May 2005 and 2% thereafter) of an employee's gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2003, 2004 and 2005, amounted to Cdn$93,000 (US$63,000), Cdn$141,000 (US$106,000) and Cdn$221,000 (US$179,000),
          respectively.

     o   401K plan

          The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. During the years ended August 31, 2003, 2004 and 2005, the company recorded cash contributions and expenses totaling $253,000, $187,000 and $134,000, respectively.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

16   INCOME TAXES

     The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

                                                                                           YEARS ENDED AUGUST 31,
                                                                            -----------------------------------------------------
                                                                                     2005               2004              2003
                                                                            ----------------  -----------------  ----------------
      Income tax provision at combined Canadian federal and provincial      $           307   $        (3,011)   $       (13,563)
           statutory tax rate (31% in 2005, 32% in 2004 and 34% in 2003)

      Increase (decrease) due to:
      Foreign income taxed at different rates                                          (580)             (767)              (999)
      Non-taxable income                                                               (827)             (128)              (298)
      Non-deductible expenses                                                           784             1,205              1,609
      Tax deductions                                                                    (81)             (169)               (80)
      Reduction of Canadian federal statutory tax rate                                    -               274                 92
      Effect of consolidation of subsidiaries                                          (209)           (1,384)               184
      Previous year tax recovery upon a tax assessment                                    -            (1,406)              (645)
      Other                                                                            (146)              446                374
      Change in valuation allowance                                                   3,375             3,954             28,385
                                                                            ----------------  -----------------  ----------------
                                                                            $         2,623   $          (986)   $        15,059
                                                                            ----------------  -----------------  ----------------
      The income tax provision consists of the following:
      Current
           Canadian                                                         $         2,513   $          (577)   $         4,829
           United States                                                                  6                 -               (247)
           Other                                                                        104              (409)               339
                                                                            ----------------  -----------------  ----------------

                                                                                      2,623              (986)             4,921
      Future
           Canadian                                                                  (1,445)           (1,104)           (13,553)
           United States                                                             (1,723)           (2,448)            (4,307)
           Other                                                                       (207)             (402)              (387)
                                                                            ================  =================  ================
                                                                                     (3,375)           (3,954)           (18,247)

      Valuation allowance
           Canadian                                                                   1,445             1,104             20,359
           United States                                                              1,723             2,448              7,374
           Other                                                                        207               402                652
                                                                            ----------------  -----------------  ----------------

                                                                                      3,375             3,954             28,385
                                                                            ----------------  -----------------  ----------------

                                                                            $         2,623   $          (986)   $        15,059
                                                                            ================  =================  ================
      Details of the company's income taxes:
           Earnings (loss) before income taxes
               Canadian                                                     $         3,092   $        (7,740)   $       (20,449)
               United States                                                           (953)           (5,879)           (13,116)
               Other                                                                 (1,150)            4,209             (6,326)
                                                                            ----------------  -----------------  ----------------
                                                                            $           989   $        (9,410)   $       (39,891)
                                                                            ================  =================  ================

     Most of the company's income tax provision for fiscal 2005 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     Significant components of the company's future income tax assets and liabilities are as follows:

                                                                                                   AS AT AUGUST 31,
                                                                                        -----------------------------------------
                                                                                                   2005                   2004
                                                                                        ------------------    -------------------
      Future income tax assets
           Long-lived assets                                                                $      4,902          $      3,291
           Provisions and accruals                                                                 7,406                 8,755
           Government grants                                                                         209                   188
           Deferred revenue                                                                          318                   336
           Share issue expenses                                                                      590                   657
           Research and development expenses                                                       7,292                 5,064
           Losses carried forward                                                                 18,424                15,110
                                                                                            ------------          ------------
                                                                                                  39,141                33,401
      Valuation allowance                                                                        (38,406)              (32,613)
                                                                                            ------------          ------------
                                                                                                     735                   788
      Future income tax liabilities
           Research and development tax credits                                                     (735)                 (788)
                                                                                            ------------          ------------
      Future income tax assets, net                                                         $          -          $          -
                                                                                            ============          ============

     As at August 31, 2005, the company had available operating losses in several tax jurisdictions, against which a full valuation allowance of $18,424,000 was established. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

                                                           CANADA                                     UNITED STATES
     YEAR OF EXPIRY                           FEDERAL                    PROVINCIAL                       AND OTHER
                                      ---------------              ----------------               -----------------
     2006                             $        63,000              $              -               $               -
     2007                                   1,710,000                        73,000                         206,000
     2008                                   5,614,000                        61,000                       1,916,000
     2009                                   5,921,000                     3,563,000                         571,000
     2010                                   4,211,000                     2,211,000                         257,000
     2014                                      81,000                             -                               -
     2015                                   1,775,000                     1,778,000                               -
     2022                                           -                             -                       9,025,000
     2023                                           -                             -                      10,517,000
     2024                                           -                             -                       6,818,000
     2025                                           -                             -                       8,207,000
     Indefinite                             2,041,000                     2,349,000                       1,750,000
                                      ---------------              ----------------               -----------------
                                      $    21,416,000              $     10,035,000               $      39,267,000
                                      ===============              ================               =================

     In addition to operating losses, as at August 31, 2005, the company had available research and development expenses in Canada amounting to $24,420,000 at the federal level and $20,668,000 at the provincial level, against which a full valuation allowance of $7,292,000 was established. These expenses can be carried forward indefinitely against future years' taxable income in their respective tax jurisdiction.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

17   LOSS PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

                                                                                         YEARS ENDED AUGUST 31,
                                                                          -----------------------------------------------------
                                                                                     2005               2004               2003
                                                                          ---------------      -------------        -----------
      Basic weighted average number of shares
           outstanding (000's)                                                     68,526             66,020             62,852
      Dilutive effect of stock options (000's)                                        422                502                301
      Dilutive effect of restricted stock awards (000's)                               17                 93                164
      Dilutive effect of deferred share units (000's)                                   8                  -                  -
      Dilutive effect of restricted share units (000's)                                 8                  -                  -
                                                                          ---------------      -------------        -----------

      Diluted weighted average number of shares outstanding (000's)                68,981             66,615             63,317
                                                                          ===============      =============        ===========

      Stock options excluded from the calculation of the
      diluted weighted average number of shares because
      their exercise price was greater than the average
      market price of the common shares (000's)                                     1,962              2,128              2,533
                                                                          ===============      =============        ===========

     The diluted net loss per share for the years ended August 31, 2003, 2004 and 2005, was the same as the basic net loss per share since the dilutive effect of stock options, restricted stock awards, deferred share units and restricted share units should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted net loss per share for those years was calculated using the basic weighted average number of shares outstanding.


18   FINANCIAL INSTRUMENTS

     SHORT-TERM INVESTMENTS

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

      Short-term investments consist of the following:
                                                                                                     AS AT AUGUST 31,
                                                                                            ---------------------------------
                                                                                                 2005                2004
                                                                                            -------------        ------------
       Commercial paper denominated in Canadian dollars, bearing
            interest  at  annual rates of 2.44% to 2.75% in 2005
            and 2.00% to  2.14%  in 2004,  maturing on different
            dates  between  September  2005 and  January 2006 in
            fiscal 2005, and  October 2004  and  January 2005 in
            fiscal 2004                                                                     $     104,883        $     65,359
       Mutual funds denominated in Canadian dollars                                                     -              18,610
                                                                                            -------------        ------------
                                                                                            $     104,883        $     83,969
                                                                                            =============        ============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     FAIR VALUE

     Cash, accounts receivable, as well as accounts payable and accrued liabilities, are financial instruments whose carrying values approximate their fair values.

     The fair value of the long-term debt amounted to $481,000 and $344,000 as at August 31, 2004 and 2005. The fair value of short-term investments, based on market value, amounted to $83,969,000 and $104,883,000 as at August 31, 2004 and 2005, respectively.

     The fair value of forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $1,975,000 and $2,937,000 as at August 31, 2004 and 2005, respectively.

     CREDIT RISK

     Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by six (seven in 2004) high-credit quality corporations and trusts. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

     Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $510,000 and $352,000 as at August 31, 2004 and 2005,
     respectively.

     INTEREST RATE RISK

     As at August 31, 2005, the company's exposure to interest rate risk is summarized as follows:

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     FORWARD EXCHANGE CONTRACTS

     The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2004 and 2005, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                CONTRACTUAL                 WEIGHTED AVERAGE
                                                    AMOUNTS        CONTRACTUAL FORWARD RATES
                                                -----------        -------------------------
      As at August 31, 2004
           September 2004 to August 2005        $     7,480                           1.5427
           September 2005 to March 2007               8,400                           1.3622
      As at August 31, 2005
           September 2005 to August 2006        $    26,000                           1.2630
           September 2006 to November 2007            7,600                           1.2500


19   SEGMENT INFORMATION

     In September 2003, the company reorganized its business under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

     The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

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

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     The following tables present information by segment:

                                                                          YEAR ENDED AUGUST 31, 2005
                                                     ---------------------------------------------------------------------
                                                                                  LIFE SCIENCES AND
                                                     TELECOM DIVISION            INDUSTRIAL DIVISION                 TOTAL
                                                     ----------------            -------------------         -------------
     Sales                                           $         80,120                  $      17,096         $      97,216
     Earnings (loss) from operations                 $            763                  $        (962)        $        (199)
     Unallocated items:
     Interest and other income                                                                                       2,524
     Foreign exchange loss                                                                                          (1,336)
                                                                                                             -------------

     Earnings before income taxes                                                                                      989
     Income taxes                                                                                                    2,623
                                                                                                             -------------

     Net loss for the year                                                                                   $      (1,634)
                                                                                                             =============

     Amortization of capital assets                  $          6,504                  $       2,588         $       9,092
                                                     ================                  =============         =============

     Stock-based compensation costs                  $            897                  $          66         $         963
                                                     ================                  =============         =============

     Capital expenditures                            $          1,408                  $          93         $       1,501
                                                     ================                  =============         =============


                                                                          YEAR ENDED AUGUST 31, 2004
                                                     ---------------------------------------------------------------------
                                                                                  LIFE SCIENCES AND
                                                     TELECOM DIVISION            INDUSTRIAL DIVISION                 TOTAL
                                                     ----------------            -------------------         -------------
     Sales                                           $         58,882                  $      15,748         $      74,630
     Loss from operations                            $         (5,557)                 $      (5,013)        $     (10,570)
     Unallocated items:
     Interest and other income                                                                                       1,438
     Foreign exchange loss                                                                                            (278)
                                                                                                             -------------

     Loss before income taxes                                                                                       (9,410)
     Income taxes                                                                                                     (986)
                                                                                                             -------------

     Net loss for the year                                                                                          (8,424)
                                                                                                             =============

     Amortization of capital assets                  $          6,643                  $       3,372         $      10,015
                                                     ================                  =============         =============

     Stock-based compensation costs                  $            417                  $          32         $         449
                                                     ================                  =============         =============

     Impairment of long-lived assets (note 4)        $            620                  $           -         $         620
                                                     ================                  =============         =============

     Restructuring and other charges (note 4)        $              -                  $       1,261         $       1,261
                                                     ================                  =============         =============

     Capital expenditures                            $            607                  $         244         $         851
                                                     ================                  =============         =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


                                                                          YEAR ENDED AUGUST 31, 2003
                                                     ---------------------------------------------------------------------
                                                                                  LIFE SCIENCES AND
                                                     TELECOM DIVISION            INDUSTRIAL DIVISION                 TOTAL
                                                     ----------------            -------------------         -------------
     Sales                                           $         48,753                  $    13,177           $      61,930

     Comparative information for fiscal 2003 for the loss from operations and related information as well as capital expenditures is not provided for each reportable segment because this information is not available and is impracticable to determine.

     Total assets by reportable segment are detailed as follows:

                                                                                                  AS AT AUGUST 31,
                                                                                        ------------------------------------
                                                                                                2005                    2004
                                                                                        ------------           -------------
      Telecom Division                                                                  $     64,655           $      60,284
      Life Sciences and Industrial Division                                                   11,449                  15,094
      Unallocated assets                                                                     114,853                  97,413
                                                                                        ------------           -------------
                                                                                        $    190,957           $     172,791
                                                                                        ============           =============

     Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

     Carrying value of goodwill by reportable segment is detailed as follows:

                                                                                                  AS AT AUGUST 31,
                                                                                        ------------------------------------
                                                                                                2005                    2004
                                                                                        ------------           -------------
      Telecom Division                                                                  $     16,092           $      14,530
      Life Sciences and Industrial Division                                                    4,278                   3,863
                                                                                        ------------           -------------
                                                                                        $     20,370           $      18,393
                                                                                        ============           =============

     Sales to external customers by geographic region are detailed as follows:

                                                                                            YEARS ENDED AUGUST 31,
                                                                              -------------------------------------------------
                                                                                    2005               2004               2003
                                                                              -----------        -----------         ----------
      United States                                                           $    56,282        $    40,019         $   31,561
      Canada                                                                        6,830              5,818              4,806
      Latin America                                                                 3,127              3,547              4,467
                                                                              -----------        -----------         ----------

                                                                                   66,239             49,384             40,834
      Europe, Middle East and Africa                                               19,396             13,706             11,092
      Asia-Pacific                                                                 11,581             11,540             10,004
                                                                              -----------        -----------         ----------
                                                                              $    97,216        $    74,630         $   61,930
                                                                              ===========        ===========         ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2004 and 2005, one customer represented more than 10% of sales with 13.8% of sales ($10,325,000) in fiscal 2004 and 23.3% ($22,629,000) in fiscal 2005. In fiscal 2003, no single customer accounted for 10% of sales or more. For fiscal 2004 and 2005, the most important customer purchased from the Telecom Division.

     Long-lived assets by geographic region are detailed as follows:

                                                       AS AT AUGUST 31,
                                               --------------------------------
                                                       2005                2004
                                               -------------       ------------
      Canada                                   $      35,690       $     37,948
      United States                                    5,601              6,934
                                               -------------       ------------
                                               $      41,291       $     44,882
                                               =============       ============

     Long-lived assets consist of property, plant and equipment, the long-lived asset held for sale, intangible assets and goodwill.


20   RELATED PARTY TRANSACTIONS

     In fiscal 2003, the company acquired a building from a company owned by the President of EXFO for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not conducted during the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by an independent appraisal.

     For the years ended August 31, 2003 and 2004, the company leased facilities from the company owned by the President of EXFO. The annual rental expense amounted to $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future payments on an exited leased facility; this expense was recorded in the restructuring and other charges in the statement of earnings for that year (notes 4 and 9). As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by the President of the EXFO in connection with this exited leased facility. However, in September 2004, EXFO was released from its obligations under that lease, and it paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.


21   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

     RECONCILIATION OF NET LOSS TO CONFORM TO U.S. GAAP

     The following summary sets out the significant differences between the company's reported net loss and net loss per share under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

                                                                                             YEARS ENDED AUGUST 31,
                                                                              ------------------------------------------------
                                                                                    2005              2004               2003
                                                                              -----------       -----------        -----------
      Net loss for the year in accordance with Canadian GAAP                  $   (1,634)       $   (8,424)        $  (54,950)
      Stock-based compensation costs                                 a)                -              (867)              (832)
      Unrealized gains (losses) on forward exchange contracts        b)           (1,286)             (280)             1,645
      Amortization of intangible assets                              c)                -                 -                832
      Write-down of goodwill and intangible assets                   c)                -                 -              6,178
      Income tax effect on reconciliation items                                        -                 -             (1,074)
                                                                              -----------       -----------        -----------

      Net loss for the year in accordance with
           U.S. GAAP                                                              (2,920)           (9,571)           (48,201)

      Other comprehensive income (loss)

      Foreign currency translation adjustment                                     15,669             5,969             15,089
      Unrealized gains on forward exchange contracts                 b)            2,313               689                  -

      Reclassification of losses on forward exchange contracts in
           net loss                                                  b)              (65)                -                  -
                                                                              -----------       -----------        -----------
      Comprehensive income (loss)                                             $   14,997        $   (2,913)        $  (33,112)
                                                                              ===========       ===========        ===========

      Basic and diluted net loss per share in accordance                      $    (0.04)       $    (0.14)        $    (0.77)
           with U.S. GAAP

      Basic weighted average number of shares outstanding (000's)                 68,526            66,020             62,852

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     RECONCILIATION OF SHAREHOLDERS' EQUITY TO CONFORM TO U.S. GAAP

     The following summary sets out the significant differences between the company's reported shareholders' equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

                                                                                           AS AT AUGUST 31,
                                                                          ---------------------------------------------------
                                                                                    2005              2004               2003
                                                                          --------------     -------------      -------------
      Shareholders' equity in accordance with Canadian GAAP               $      173,400     $     157,327      $     129,826
      Forward exchange contracts                                     b)            2,937             1,975              1,566
      Goodwill                                                       c)          (11,042)          (10,008)            (9,771)
      Other                                                                            -                 -                (29)
                                                                          --------------     -------------      -------------

      Shareholders' equity in accordance with U.S. GAAP                   $      165,295     $     149,294      $     121,592
                                                                          ==============     =============      =============

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     The following table summarizes the shareholders' equity activity under U.S. GAAP since August 31, 2002:

                                                                              DEFERRED                 ACCUMULATED
                                                                            STOCK-BASED                   OTHER
                                    SHARE       CONTRIBUTED                 COMPENSATION    OTHER      COMPREHENSIVE   SHAREHOLDERS'
                                   CAPITAL        SURPLUS       DEFICIT        COSTS       CAPITAL     INCOME (LOSS)      EQUITY
                                 ----------     ----------    ----------   ------------   ---------    -------------   ------------
      Balance as at August
        31, 2002                  $ 560,943      $  1,487     $(406,387)    $ (2,867)    $  7,693      $   (9,870)    $  150,999

      Net loss for the year               -             -       (48,201)           -            -               -        (48,201)
      Stock-based
        compensation costs      a)    1,507             -             -        1,589       (2,264)              -            832
      Foreign currency
        transaction adjustment            -             -             -            -            -          15,089         15,089
      Business combination
        (note 13)                     2,796             -             -            -            -               -          2,796
      Exercise of stock
        options (note 13)                45             -             -            -            -               -             45
      Premium on resale of
        share capital                     -            32             -            -            -               -             32
                                 ----------     ---------     ---------    ----------    ---------      ----------     ----------

      Balance as at August
        31, 2003                    565,291         1,519      (454,588)      (1,278)       5,429           5,219        121,592

      Net loss for the year               -             -        (9,571)           -            -               -         (9,571)
      Stock-based               a)
        compensation costs      e)    1,737             -             -          339         (760)              -          1,316
      Foreign currency
        transaction adjustment            -             -             -            -            -           5,969          5,969
      Unrealized gains on
        forward exchange
        contracts               b)        -             -             -            -            -             689            689
      Public offering (note 13)      29,164             -             -            -            -               -         29,164
      Exercise of stock
        options (note 13)               254             -             -            -            -               -            254
      Share issue expenses
        (note 13)                      (137)            -             -            -            -               -           (137)
      Premium on resale of
        share capital                     -            18             -            -            -               -             18
                                 ----------     ---------     ---------    ----------    ---------      ----------     ----------

      Balance as at August
        31, 2004                    596,309         1,537      (464,159)        (939)       4,669          11,877        149,294

      Net loss for the year               -             -        (2,920)           -            -               -         (2,920)
      Stock-based               a)
        compensation costs      e)    1,213             -             -         (776)         425               -            862
      Foreign currency
        transaction adjustment            -             -             -            -            -          15,669         15,669
      Unrealized gains on
        forward exchange
        contracts               b)        -             -             -            -            -           2,248          2,248
      Exercise of stock
        options (note 13)               148             -             -            -            -               -            148
      Share issue expenses
        (note 13)                        (6)            -             -            -            -               -             (6)
                                 ----------     ---------     ---------    ----------    ---------      ----------     ----------
      Balance as at August
        31, 2005                 $  597,664     $   1,537     $(467,079)   $  (1,715)    $  5,094       $  29,794      $ 165,295
                                 ==========     =========     =========    ==========    =========      ==========     ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     Accumulated other comprehensive income (loss) is comprised of the following:

                                                                                AS AT AUGUST 31,
                                                                ------------------------------------------------
                                                                    2005              2004              2003
                                                                -----------       -----------       ------------
      Foreign currency translation adjustment
           Current year                                         $    15,669       $     5,969       $     15,089
           Cumulative effect of prior years                          11,188             5,219             (9,870)
                                                                -----------       -----------       ------------

                                                                     26,857            11,188              5,219
      Unrealized gains on forward exchange contracts
           Current year                                               2,248               689                  -
           Cumulative effect of prior years                             689                 -                  -
                                                                -----------       -----------       ------------

                                                                      2,937               689                  -
                                                                -----------       -----------       ------------

                                                                $    29,794       $    11,877       $      5,219
                                                                ===========       ===========       ============

     STATEMENTS OF CASH FLOWS

     For the years ended August 31, 2003, 2004 and 2005, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

     RECONCILIATION ITEMS

     a)   ACCOUNTING FOR STOCK-BASED COMPENSATION

          Until August 31, 2003, and to conform to U.S. GAAP, the company measured stock-based compensation costs using the intrinsic value method (APB 25, "Accounting for Stock Issued to Employees"). However, since September 1, 2003, and as described in item e) below, the company accounts for stock-based compensation costs for awards granted after that date, using the fair value-based method to conform to Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation".

          STOCK PURCHASE PLAN

          Under APB 25, compensation costs related to the stock purchase plan were measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation costs were amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000. Compensation costs related to this plan became fully amortized during fiscal 2004.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

          LONG-TERM INCENTIVE PLAN (FORMELY STOCK OPTION PLAN)

          Until August 31, 2003, and under APB 25, compensation costs related to the long-term incentive plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price of the option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years. Compensation costs related to stock options granted prior to September 1, 2003, and accounted for under APB 25 became fully amortized during fiscal 2004.

          RESTRICTED STOCK AWARD PLAN

          Under APB 25, compensation costs related to the restricted stock award plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price, which is nil. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period. Compensation costs related to this plan became fully amortized during fiscal 2004.

          Until August 31, 2003, no compensation costs were recognized for these stock-based compensation plans under Canadian GAAP.

     b)   FORWARD EXCHANGE CONTRACTS

          The forward exchange contracts entered into by the company prior to September 1, 2003, do not qualify for hedge accounting treatment under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities"; accordingly, changes in the fair value of these derivatives are charged to earnings. However, on September 1, 2003, the company implemented the documentation for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting. With this documentation in place, the forward exchange contracts entered into by the company after September 1, 2003, qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts are charged to other comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

          Under Canadian GAAP, foreign exchange translation gains and losses on forward exchange contracts are recognized as an adjustment of the revenue when the corresponding sales are recorded, regardless of whether the contracts were entered into before or after September 1, 2003.

          The company estimates to $950,000 the amount of unrealized gain on forward exchange contracts as of August 31, 2005 that will be reclassified to net earnings over the next twelve months.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     c)   WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

          2003

          In fiscal 2003, Canadian and U.S. GAAP were harmonized to eliminate the existing differences in the assessment and measurement of impairment loss for goodwill and intangible assets. Thus, in fiscal 2003, goodwill and intangible assets were tested for impairment using similar methodologies. However, considering that the existing carrying value of goodwill and intangible assets was lower under U.S. GAAP than under Canadian GAAP, the required impairment loss under U.S. GAAP was lower and a permanent difference in the carrying value of goodwill exists between Canadian and U.S. GAAP.

          Upon the impairment test, under U.S. GAAP, the company recorded a charge of $872,000 to write down the goodwill of EXFO Burleigh and a pre-tax charge of $377,000 to write down the acquired core technology of EXFO Burleigh, compared to a write-down of $4,505,000 for goodwill and a write-down of $2,922,000 for intangible assets under Canadian GAAP, creating a reconciliation item of $6,178,000 in the statement of earnings for the year ended August 31, 2003.

          Furthermore, considering differences in the carrying value of intangible assets between Canadian GAAP and U.S. GAAP due to impairment losses, adjustments to the amortization of such assets and related future income taxes were also required in fiscal 2003.

      d)  RESEARCH AND DEVELOPMENT TAX CREDITS

          Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,761,000 and $2,169,000 for fiscal 2004 and 2005, respectively.
          In fiscal 2003, we had a net expense of $176,000 following the write-off of tax credits. This difference had no impact on the net loss and the net loss per share figures for the reporting years.

     e)   NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

          ADOPTED IN FISCAL 2004 AND STILL APPLICABLE IN 2005

          On September 1, 2003, the company prospectively adopted SFAS 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same for awards granted on or after September 1, 2003.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

          TO BE ADOPTED AFTER FISCAL 2005

          In November 2004, the Financial Accounting Standard Board (FASB) issued SFAS 151, "Inventory Costs", an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 will improve financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will adopt this new statement on September 1, 2005, and its adoption will have no significant impact on its financial statements.

          In December 2004, the FASB issued SFAS 123(R), "Share-Based Payments". This statement supersedes ABP 25, "Accounting for Stock Issued to Employees" and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company will adopt this statement on September 1, 2005, and its adoption will have no significant impact on its financial statements.

          In May 2005, the FASB issued SFAS 154, "Accounting Changes and Errors Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This statement replaces APB Opinion No. 20,
          "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or corrections of errors in fiscal years beginning after December 15, 2005.

     ACCOUNTING FOR STOCK-BASED COMPENSATION

     Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, the company is required to make pro forma disclosures of net loss, and net loss per share as if the fair value-based method of accounting had been applied to awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to these awards, the pro forma net loss per share would have been the same as the net loss per share in fiscal 2005, lower than the net loss per share in 2004 (by $0.01) and higher than the net loss per share in 2003 (by $0.01).

     The fair value of options or awards granted was estimated using the Black-Scholes options pricing model.

                                TABLE OF CONTENTS

PART I.......................................................................2

       ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS......2

       ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE....................2

       ITEM 3.    KEY INFORMATION............................................2

                  A.  SELECTED FINANCIAL DATA................................2
                  B.  CAPITALIZATION AND INDEBTEDNESS........................4
                  C.  REASONS FOR THE OFFER AND USE OF PROCEEDS..............4
                  D.  RISK FACTORS...........................................4

       ITEM 4.    INFORMATION ON THE COMPANY................................17

                  A.  HISTORY AND DEVELOPMENT OF THE COMPANY................17
                  B.  BUSINESS OVERVIEW.....................................19
                  C.  ORGANIZATIONAL STRUCTURE..............................40
                  D.  PROPERTY, PLANT AND EQUIPMENT.........................40

       ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS..............42

       ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES................67

                  A.  DIRECTORS AND SENIOR MANAGEMENT.......................67
                  B.  COMPENSATION..........................................71
                  C.  BOARD PRACTICES.......................................83
                  D.  EMPLOYEES.............................................84
                  E.  SHARE OWNERSHIP.......................................84

       ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........89

                  A.  MAJOR SHAREHOLDERS....................................89
                  B.  RELATED PARTY TRANSACTIONS............................90

       ITEM 8.    FINANCIAL INFORMATION.....................................91

                  A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL
                      INFORMATION...........................................91
                  B.  SIGNIFICANT CHANGES...................................93

       ITEM 9.    OFFER AND LISTING.........................................94

       ITEM 10.    ADDITIONAL INFORMATION...................................95

                  A.  SHARE CAPITAL.........................................95
                  B.  MEMORANDUM AND ARTICLES OF ASSOCIATION................95
                  C.  MATERIAL CONTRACTS....................................95
                  D.  EXCHANGE CONTROLS.....................................95
                  E.  TAXATION..............................................95
                  F.  DIVIDENDS AND PAYING AGENTS..........................102
                  G.  STATEMENT BY EXPERTS.................................102
                  H.  DOCUMENTS ON DISPLAY.................................102
                  I.  SUBSIDIARY INFORMATION...............................103

       ITEM 11.   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT
                  MARKET RISK..............................................104

       ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...106

PART II....................................................................106

       ITEM 13.   DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES.........106

       ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                  HOLDERS AND USE OF PROCEEDS..............................106

       ITEM 15.   CONTROLS AND PROCEDURES..................................106

       ITEM 16.   [RESERVED]...............................................107
                  ITEM 16A.   AUDIT COMMITTE FINANCIAL EXPERT..............107
                  ITEM 16B.   CODE OF ETHICS...............................107
                  ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.......107
                  ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS
                              FOR AUDIT COMMITTEES.........................108
                  ITEM 16E.   PURCHASES OF EQUITIES SECURITIES
                              BY THE ISSUER AND AFFILIATED
                              PURCHASERS...................................108

PART III...................................................................109

       ITEM 17.   FINANCIAL STATEMENTS.....................................109

       ITEM 18.   FINANCIAL STATEMENTS.....................................109

       ITEM 19.   EXHIBITS.................................................110

                                   EXHIBIT INDEX

--------------------------------------------------------------------------------
    NUMBER                             EXHIBIT
--------------------------------------------------------------------------------

      1.1 Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

      1.2        Amended By-laws of EXFO (incorporated by reference to Exhibit
                 1.2 of EXFO's annual report on Form-20F dated January 15, 2003, File No. 000-30895).

      1.3 Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).

      2.1 Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

      2.2 Form of Registration Rights Agreement between EXFO and Germain Lamonde dated July 6, 2000) (incorporated by reference to Exhibit 10.13 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

      3.1 Form of Trust Agreement among EXFO, Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. (incorporated by reference to Exhibit 4.2 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

      4.1 Agreement of Merger and Plan of Reorganization, dated as of November 4, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewki, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.1 of EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).

      4.2 Amendment No. 1 to Agreement of Merger and Plan of Agreement, dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewski, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.2 of EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).

      4.3 Agreement of Merger, dated as of August 20, 2001, by and among EXFO, Buyer Sub, and Avantas Networks Corporation and Shareholders of Avantas Networks corporation (incorporated by reference to Exhibit 4.3 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

      4.4 Amendment No. 1 dated as of November 1, 2002 to Agreement of Merger, dated as of August 20, 2001, by and among EXFO,
                 3905268 Canada Inc., Avantas Networks Corporation and Shareholders of Avantas Networks (incorporated by reference to Exhibit 4.4 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

      4.5 Offer to purchase shares of Nortech Fibronic Inc., dated February 6, 2000 among EXFO, Claude Adrien Noel, 9086-9314 Quebec inc., Michel Bedard, Christine Bergeron and Societe en Commandite Capidem Quebec Enr. and Certificate of Closing, dated February 7, 2000 among the same parties (including summary in English) (incorporated by reference to Exhibit
                 10.2 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

      4.6 Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on Form F-3 filed on July 13, 2001, File No. 333-65122).

      4.7 Amendment Number One, dated as of March 15, 2001, to Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit
                 4.2 of EXFO's Registration Statement on Form F-3 filed on July 13, 2001 File No. 333-65122).

      4.8 Share Purchase Agreement, dated as of November 2, 2001 between JDS Uniphase Inc. and 3905268 Canada Inc. (incorporated by reference to Exhibit 4.8 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

      4.9 Intellectual Property Assignment and Sale Agreement between EFOS Inc., EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit 4.3 of EXFO's Registration Statement on Form F-3 filed on July 13, 2001 File No. 333-65122).

     4.10 Offer to acquire a building, dated February 23, 2000, between EXFO and Groupe Mirabau inc. and as accepted by Groupe
                 Mirabau inc. on February 24, 2000 (including summary in English) (incorporated by reference to Exhibit 10.3 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.11 Lease Agreement, dated December 1, 1996, between EXFO and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.4 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

--------------------------------------------------------------------------------
    NUMBER                             EXHIBIT
--------------------------------------------------------------------------------

     4.12 Lease Agreement, dated March 1, 1996, between EXFO and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.5 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.13 Lease renewal of the existing leases between 9080-9823 Quebec inc. and EXFO, dated November 30, 2001(incorporated by reference to Exhibit 4.13 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

     4.14 Loan Agreement between EXFO and GEXFO Investissements Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.9 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.15 Resolution of the Board of Directors of EXFO, dated September 1, 1999, authorizing EXFO to acquire GEXFO Distribution Internationale inc. from GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.10 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.16 Form of Promissory Note of EXFO issued to GEXFO Investissements Technologiques inc. dated June 27, 2000 ) (incorporated by reference to Exhibit 10.12 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.17 Term Loan Offer, dated March 28, 2000, among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit 10.11 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.18 Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.19 Employment Agreement of Bruce Bonini dated as of September 1, 2000 (incorporated by reference to Exhibit 4.24 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

     4.20 Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000 (incorporated by reference to Exhibit 4.25 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

     4.21 Employment Agreement of David J. Farrell dated as of December 20, 2000 (incorporated by reference to Exhibit 4.26 of EXFO's annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

     4.22 Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.23 Stock Option Plan, dated May 25, 2000 (incorporated by Reference to Exhibit 10.7 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.24        Share Plan, dated April 3, 2000 (incorporated by reference to
                 Exhibit 10.8 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.25        Directors'  Compensation  Plan  (incorporated by reference to
                 Exhibit 10.17 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

     4.26 Restricted Stock Award Plan, dated December 20, 2000 (incorporated by reference to Exhibit 4.21 of EXFO's annual report on Form 20-F dated January 18, 2001, File No. 000-30895).

     4.27 Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel
                 J. Ernst dated September 5, 2002 (incorporated by reference to Exhibit 4.30 of EXFO's annual report on Form 20-F dated January 15, 2003, File No. 000-30895).

     4.28 EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to
                 Exhibit 4.28 of EXFO's annual report on Form 20-F dated January 15, 2003, File No. 000-30895).

     4.29 Second Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2002, (incorporated by reference to Exhibit 4.29 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

     4.30 Severance and General Release Agreement with Bruce Bonini dated August 8, 2003, (incorporated by reference to Exhibit
                 4.30 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

--------------------------------------------------------------------------------
    NUMBER                             EXHIBIT
--------------------------------------------------------------------------------

     4.31 Separation Agreement and General Release with Sami Yazdi dated April 1, 2003, (incorporated by reference to Exhibit
                 4.31 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

     4.32 Executive Employment Agreement of James Stevens dated as of October 4, 2003, (incorporated by reference to Exhibit 4.32 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

     4.33 Termination Terms for John Holloran Jr. dated May 28, 2003, (incorporated by reference to Exhibit 4.33 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

     4.34 Employment Agreement of Pierre Plamondon dated as of September 1, 2002, (incorporated by reference to Exhibit 4.34 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

     4.35 Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and effective January 12, 2005.

     4.36        Deferred Share Unit Plan, effective January 12, 2005.

      8.1 Subsidiaries of EXFO (list included in Item 4C of this annual report).

     11.1 Code of Ethics for senior financial officers, (incorporated by reference to Exhibit 11.1 of EXFO's annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

     11.2        Board of Directors Corporate Governance Guidelines.

     11.3 Code of Ethics for our Principal Executive Officer and Senior Financial Officers.

     11.4        Ethics and Business Conduct Policy.

     11.5        Statement of Reporting Ethical Violations (Whistle Blower).

     11.6        Audit Committee Charter.

     11.7        Human Resources Committee Charter.

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