Form 20-F
period 2006-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2006-11-29
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2006; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ________ to ________; or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from September 1, 2005 to August 31, 2006

Commission File No. 0-30895

EXFO ELECTRO-OPTICAL ENGINEERING INC. /
EXFO INGÉNIERIE ÉLECTRO-OPTIQUE INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of Incorporation or organization)

400 Godin Avenue
Quebec, Quebec, G1M 2K2, Canada
(418) 683-0211
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Subordinate Voting Shares without par value	NASDAQ
Subordinate Voting Shares without par value	TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

As of November 1, 2006, the registrant had 31,632,857 Subordinate Voting Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

PART I.

Item 1. Identity of Directors, Senior Management and Advisors

Item 2. Offer Statistics and Expected Timetable

Item 3. Key Information
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reasons for the Offer and Use of Proceeds
D. Risk Factors

Item 4. Information on the Company
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plant and Equipment

Item 4A. Unresolved Staff Comments

Item 5. Operating and Financial Review and Prospects

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions

Item 8.  Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant changes

Item 9. Offer and Listing

Item 10. Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

Item 11. Qualitative and Quantitative Disclosures about Market Risk

Item 12. Description of Securities Other than Equity Securities

PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15. Controls and Procedures

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III.

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

Signatures

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains or incorporates by reference statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including those that are discussed under “Risk Factors” set forth in Item 3D of this annual report. Assumptions relating to forward-looking statements involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. When used in this annual report, the words “believe”, “anticipate”, “plan”, “expect”, “intend”, “estimate” or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this annual report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2002 and 2003 and the consolidated balance sheets data as at August 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for each of the three years ended August 31, 2004, 2005 and 2006 and the consolidated balance sheets data as at August 31, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 20 to our consolidated financial statements included elsewhere in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future periods.

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects” of this annual report.

	Years ended August 31,
	2006	2005	2004	2003	2002
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Amounts under Canadian GAAP
Sales	$128,253	$97,216	$74,630	$61,930	$68,330
Cost of sales (1)	57,275	44,059	34,556	36,197	52,366
Gross margin	70,978	53,157	40,074	25,733	15,964

Operating expenses
Selling and administrative	40,298	31,782	25,890	26,991	33,881
Net research and development	15,404	12,190	12,390	15,879	12,782
Amortization of property, plant and equipment	3,523	4,256	4,935	5,210	5,096
Amortization of intangible assets	4,394	4,836	5,080	5,676	12,451
Impairment of long-lived assets and goodwill	604	−	620	7,427	23,657
Government grants	(1,307)	−	−	−	−
Restructuring and other charges	−	292	1,729	4,134	2,880
Total operating expenses	62,916	53,356	50,644	65,317	90,747
Earnings (loss) from operations	8,062	(199)	(10,570)	(39,584)	(74,783)
Interest and other income	3,253	2,524	1,438	1,245	1,456
Foreign exchange loss	(595)	(1,336)	(278)	(1,552)	(458)
Earnings (loss) before income taxes and amortization and write-down of goodwill	10,720	989	(9,410)	(39,891)	(73,785)
Income taxes	2,585	2,623	(986)	15,059	(25,451)
Earnings (loss) before amortization and write-down of goodwill	8,135	(1,634)	(8,424)	(54,950)	(48,334)
Amortization of goodwill	−	−	−	−	38,021
Write-down of goodwill	−	−	−	−	222,169
Net earnings (loss) for the year	$8,135	$(1,634)	$(8,424)	$(54,950)	$(308,524)
Basic and diluted net earnings (loss) per share	$0.12	$(0.02)	$(0.13)	$(0.87)	$(5.09)
Basic weighted average number of shares used in per share calculations (000’s)	68,643	68,526	66,020	62,852	60,666
Other consolidated statements of earnings data:
Gross research and development	$19,488	$15,878	$15,668	$17,133	$17,005
Net research and development	$15,404	$12,190	$12,390	$15,879	$12,782
Amounts under U.S. GAAP
Net earnings (loss) for the year	$8,135	$(2,920)	$(9,571)	$(48,201)	$(382,893)
Basic and diluted net earnings (loss) per share	$0.12	$(0.04)	$(0.14)	$(0.77)	$(6.31)
Basic weighted average number of shares used in per share calculations (000’s)	68,643	68,526	66,020	62,852	60,666

	As at August 31,
	2006	2005	2004	2003	2002
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Amounts under Canadian GAAP
Cash	$6,853	$7,119	$5,159	$5,366	$9,128
Short-term investments	104,437	104,883	83,969	52,010	40,553
Working capital	143,985	135,288	115,141	76,659	91,374
Total assets	219,159	190,957	172,791	146,254	177,926
Long-term debt (excluding current portion)	354	198	332	453	564
Share capital	148,921	521,875	521,733	492,452	489,611
Shareholders’ equity	$196,234	$173,400	$157,327	$129,826	$165,406
Amounts under U.S. GAAP
Cash	$6,853	$7,119	$5,159	$5,366	$9,128
Short-term investments	104,437	104,883	83,969	52,010	40,553
Working capital	149,436	138,225	117,116	78,225	91,305
Total assets	212,702	182,852	164,758	138,020	161,314
Long-term debt (excluding current portion)	354	198	332	453	564
Share capital	598,421	597,664	596,309	565,291	560,943
Shareholders’ equity	$189,777	$165,295	$149,294	$121,592	$150,999
_________________________

(1)
The cost of sales is exclusive of amortization, shown separately. Includes inventory write-offs of nil, nil, nil, $4,121,000 and $18,463,000 for the years ended August 31, 2006, 2005, 2004, 2003 and 2002, respectively, and an unusual gain of $473,000 for the year ended August 31, 2003.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.

The market for our primary business activity ─ namely designing, manufacturing, marketing and selling telecommunications test and measurement equipment ─ is rapidly evolving and is marked by intense competition and technical innovation. Likewise, the market for our selected life sciences and industrial solutions is very competitive. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for telecommunications test and measurement equipment as well as for life sciences and industrial solutions might evolve in response to technical innovations and economic conditions. Achieving our key performance indicator of 20% sales growth in fiscal 2007 will largely depend on our ability to gain market share by increasing sales of current products at existing accounts, expanding into new accounts, introducing new products and product enhancements, and exploiting new market opportunities.

During the past couple of years, the telecommunications test and measurement industry has witnessed consolidation. Anritsu Corporation announced the acquisition of NetTest A/S in August 2005 and JDS Uniphase Corporation (JDSU) completed its acquisition of Acterna Corporation during the same month. Agilent Technologies Inc. divested itself of its semiconductor division to refocus its efforts on test and measurement. With the exception of JDSU (which also sells optical components), these competitors are global test and measurement vendors who complement their broad range of products with telecommunications test and measurement equipment. Similarly, Spirent plc, Tektronix, Inc. and Yokagawa are global test and measurement vendors who compete against us. Other competitors, such as Digital Lightwave Inc., Fluke Networks, an operating division within Danaher Corporation, IXIA, and Sunrise Telecom Inc., compete against us in niche markets. Some competitors in both groups may have greater financial, technical and/or marketing resources than us. Consequently, they may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products in order to capture market share.

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

Most of our sales are denominated in currencies other than the Canadian dollar (principally US dollars and Euros). However, a large portion of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, even though we manage to some extent our exposure to currency risks with forward exchange contracts and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar and Euro on the other. As of October 31, 2006, the Canadian dollar increased approximately 5.1% versus the US dollar and decreased 1.3% versus the Euro, compared to October 31, 2005. Any increase in the value of the Canadian dollar relative to other currencies, especially the US dollar, could have a material adverse effect on our operating results and provide strategic advantages to our competitors.

One of our customers has accounted for a high percentage of our sales in the past few years, and any adverse factor affecting this customer or our relationship with this customer could cause our sales to decrease.

Although our customer base has been well diversified on a historical basis, a Tier-1 carrier in the US accounted for 13.8% of our sales in fiscal 2006, 23.3% in 2005 and 13.8% in 2004. Even if this customer has a supply contract with us, it could change its purchasing practice, force us to renegotiate prices and is not obligated to purchase a specific amount of products from us or provide us with binding purchase forecasts for any period. In addition, our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalties.

The loss of such a customer or the reduction, delay, or cancellation of orders from this customer or other significant customers could cause our sales and, therefore, net earnings to decline.

Recent signs of market stability are not necessarily indicative of long-term growth. If market conditions significantly deteriorate or if we fail to implement adequate measures on a timely basis to align our cost structure to such conditions, it could have a material adverse effect on our business, results of operations and financial condition.

Notwithstanding recent signs of market stability and generally increasing demand for our products, average selling prices may decline and revenue and profitability targets may be subject to uncertainty and variability. Any downturn in our markets or in general economic conditions,, or if we fail to adjust our cost structure accordingly, could harm our consolidated financial condition, results of operations and business.

We have faced pricing pressure on our existing products and expect that this pressure will continue. If we do not control our manufacturing costs or introduce new products with higher margins, our gross margins may decrease and our operating results may be adversely affected.

We continued implementing measures to protect our gross margin, which reached 55.3% of sales in fiscal 2006 compared to 54.7% in fiscal 2005, despite the negative impact of the exchange rate between US and Canadian currencies. However, increased competitiveness in the telecommunications test and measurement industry will likely result in continuing downward pressure on average selling prices, which may in turn negatively affect our gross margins. Pricing pressure can result from a number of factors such as:

•	Increased competition for business;
•	Reduced demand;
•	Limited number of potential customers;
•	Competition from companies with lower production costs, including companies operating in lower cost environments;
•	Introduction of new products by competitors;
•	Greater economies of scale for higher-volume competitors;
•	Large customers, who buy in high volumes, can exert substantial negotiating leverage over us;
•	Resale of used equipment; and
•	Equipment sales resulting from manufacturing and rental company bankruptcies.

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

As a result of their complexity, our products may contain undetected software or hardware defects, inaccurate calibration or compatibility problems or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions or that customized products meet customer sign-off acceptance requirements. If we are unable to fix defects or other problems or meet custom requirements, we could experience, among other things:

•	Costly repairs;
•	Product returns or recalls;
•	Damage to our brand reputation;
•	Loss of customers, failure to attract new customers or achieve market acceptance;
•	Diversion of development and engineering resources;
•	Legal actions by our customers, including claims for consequential damages and loss of profits; and
•	Legal actions by governmental entities, including actions to impose product recalls and/or forfeitures.

The occurrence of any one or more of the foregoing could seriously harm our business, results of operations and financial condition.

We may not be able to make the necessary acquisitions needed for the development of our business or, if we do make such acquisitions, we cannot assure you that we will successfully integrate the businesses, products, technologies and personnel. In addition, such acquisitions could distract management’s attention from our day-to-day business and operations. Ultimately, the failure to make strategic acquisitions or the inability to carry out effective integrations could disrupt our overall business and harm our financial condition.

We intend to carefully seek businesses that meet stringent criteria, products and technologies that are complementary to ours or that will expand our markets. There can be no assurance that we will ultimately make any such acquisition. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price or our cash position at the time of an acquisition may affect our ability to complete such an acquisition.

We have made strategic acquisitions in the past and we intend to continue making acquisitions of businesses, products and technologies as part of our overall growth strategy. In the event of any future acquisition, we could:

•	Issue shares that would dilute individual shareholder percentage ownership;
•	Incur debt;
•	Assume liabilities and commitments;
•	Incur significant expenses related to amortization of additional intangible assets;
•	Incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
•	Incur losses from operations.

These acquisitions also involve numerous risks, including:

•	Risk of not realizing the expected benefits or synergies of such acquisitions;
•	Problems integrating the acquired operations, technologies, products and personnel;
•	Risks associated with the transfer of acquired know-how and technology;
•	Unanticipated costs or liabilities;
•	Diversion of management’s attention from our core business;
•	Adverse effects on existing business relationships with suppliers and customers;
•	Risks associated with entering markets in which we have no or limited prior experience; and
•	Potential loss of key employees, particularly those of acquired organizations.

Our quarterly revenues and operating results are subject to significant fluctuations and you should not rely on them as an indication of our future performance.

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include selling and administrative, research and development, and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include:

•	Length of the product sales cycle for certain products, especially those that are higher priced and more complex;
•	Timing of product launches and market acceptance of new products for us as well as our competitors;
•	Our ability to sustain product volumes and high levels of quality across all product lines;
•	Timing of shipments for large orders;
•	Effect of seasonality on sales and bookings; and
•	Losing key accounts and not successfully developing new ones.

Our sales and operating results could also be affected by the following factors, some of which we have little or no control over:

•	Fluctuating demand for telecommunications test and measurement equipment as well as life sciences and industrial solutions;
•
Changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;

•	Order cancellations or rescheduled delivery dates;
•	Pricing changes by our competitors or suppliers;
•	Customer bankruptcies and difficulties in collecting accounts receivable;
•	Restructuring and impairment charges; and
•	General economic conditions.

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

The industries that we target are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead-time. The success of our new product introductions will depend on several factors, including our ability to:

•	Properly identify and anticipate customer needs;
•	Innovate and develop new products;
•	Gain timely market acceptance for new products;
•	Manufacture and deliver our new products on time and in sufficient volume;
•	Price our products competitively;
•	Continue investing in our research and development programs; and
•	Anticipate competitors’ announcements of new products.

Failure to do the above could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

For the fiscal year ended August 31, 2006, customers outside of the United States and Canada accounted for 46.8% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

•
Challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

•	Our ability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
•	Adhering to laws, regulations and contractual obligations relating to customer contracts in various countries;
•	Difficulties in establishing and enforcing our intellectual property rights;
•	Maintaining a competitive list of distributors for indirect sales;
•	Tariffs and other trade barriers;
•	Economic instability in foreign markets;
•	Wars, acts of terrorism and political unrest;
•	Language and cultural barriers;
•	Integration of foreign operations;
•	Currency fluctuations;
•	Potential foreign and domestic tax consequences;
•	Technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	Longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
•	Certification requirements.

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

We devise an annual strategic business plan, which is prepared by management and approved by our Board of Directors. This strategic plan, reviewed by management on a regular basis, is mainly based on market research and analysis related to future market trends and demands. In our strategic plans, we have made and will continue to make judgments based on our analysis of future market trends and requirements. These decisions may involve substantial investments in the development of new product lines, diversification of our business on a geographic basis, as well as expansion into new market segments — either organically or through acquisitions. We may make misjudgments in our strategic planning that could have material adverse effects on our business, results of operations and financial condition.

If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

Some of our customers may experience, cash flow problems. Consequently, we may have customers who delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to order products would result in decreased revenues for us. We attempt to reduce the possibility of large outstanding bills remaining unpaid by carrying out credit checks on customers and by having a diversified customer base. However, there is no assurance that such measures will reduce our exposure to customer credit risks. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

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

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts, designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would make our products less competitive and result in lower margins.

Recently enacted regulatory changes caused us to incur increased costs.

Recently enacted changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, increased our expenses as we devoted resources to respond to these new requirements. In particular, we incurred additional general administrative expenses to become compliant with Section 404 of the Sarbanes-Oxley Act, which requires management to report on internal controls over financial reporting. Compliance with new rules could also result in continued diversion of management’s time and attention, which could prove to be disruptive to normal business operations. Furthermore, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

We require employees and management resources who are knowledgeable about the specialized nature of our business. If we are unable to attract and retain sufficient numbers of highly skilled technical, sales, marketing, senior management and other personnel, our operations and financial results will suffer.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 27 actively-maintained granted patents from the U.S. (including one “design” patent), eight from Canada, two from Germany, two from the United Kingdom, two from France, and one from China. In addition, EXFO has 15 US patent applications in process, 14 Canadian patents applications in process, two from China, one from Germany and three Patent Cooperation Treaty patent applications pending. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent protection or maintain trade secrets for our technologies.

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

Litigation regarding intellectual property rights is common in the technology industry and, for this reason we expect that third-party infringement claims involving technologies may increase. If an infringement claim is filed against us, we may be prevented from using some of our technologies and may incur significant costs to resolve the claim. Conversely, we may be required to spend significant resources to monitor and police our intellectual property rights.

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

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 21.0% of our gross research and development expenses for the year ended August 31, 2006.

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

As of November 1, 2006, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 92.3% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

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

Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operations performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded. As at August 31, 2006, we had $111.3 million in cash and short-term investments.

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

Item 4.  Information on the Company

A.   History and Development of the Company

Our legal name and commercial name is EXFO Electro-Optical Engineering Inc. /EXFO Ingénierie électro-optique inc. Our head office is located at 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@exfo.com and our website is www.exfo.com. Information on our website is not incorporated by reference in this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Our Transfer Agent and Registrar is CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This annual report contains trademarks and registered trademarks of us and other companies.

We were incorporated on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

On December 20, 2000, we acquired all of the shares of EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments, Inc.) (“EXFO Burleigh”), Burleigh Instruments GmBH and Burleigh Instruments (U.K.) Ltd. for an aggregate purchase price of US$189.3 million, comprised of 6,488,816 of our subordinate voting shares and US$42.5 million in cash pursuant to the terms of an Agreement of Merger and Plan of Reorganization among us, EXFO Sub, Inc. and the selling shareholders, dated November 4, 2000, as amended on December 20, 2000. In April 2002, the name of Burleigh Instruments, Inc. was changed to EXFO Burleigh Products Group Inc. On November 12, 2002, Burleigh Instruments (UK) Ltd. was dissolved. EXFO Burleigh is a U.S. company, which was manufacturing precision scientific instruments used in basic and applied research engineering and production test applications in a variety of fields.

On March 15, 2001, we acquired all of the shares of EXFO Photonic Solutions Inc. (formerly EFOS Inc.) (“EXFO Photonic”), a privately held company in Toronto, Canada, for a total consideration of US$110.1 million, of which US$25.1 million was paid in cash. We also issued 3,700,000 of our subordinate voting shares in connection with the acquisition. In September 2001, the name EFOS Inc. was changed to EXFO Photonic Solutions Inc.

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

Also on March 16, 2001, our wholly owned subsidiary, Burleigh Automation Inc. (“Burleigh Automation”), acquired substantially all the assets of Vanguard Technical Solutions, Inc., a wholly owned subsidiary of DT Industries, Inc. for a purchase price of US$600,000 paid in cash. Vanguard, an automation equipment manufacturer in Tucson, Arizona, specialized in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which complemented our acquisition of Burleigh, was planned to fit with our overall strategy at that time of providing customers with a comprehensive solution for the assembly, alignment and testing of optical components and subsystems. Since September 2001, Burleigh Automation has ceased operations and we have transferred all material intellectual property assets and most of the physical assets of Burleigh Automation to EXFO Burleigh.

In November 2001, we acquired all of the shares of Avantas Networks Corporation and simultaneously changed the name of that company to EXFO Protocol Inc. (“EXFO Protocol”). We paid a total consideration of US$69.4 million (or US$95.0 million for the equity minus US$25.6 million of cash in the hands of the acquired company) to acquire EXFO Protocol. Consideration paid consisted of 4,374,573 of our subordinate voting shares and US$9.8 million in cash, net of cash acquired. EXFO Protocol, a company based in Montreal, Canada operating since 1998 is a supplier of fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

During fiscal 2001, we were forced to align our cost structure to market conditions. On June 27, 2001, we announced the reduction of non-customer-related expenses, postponement of plans to build a new facility in the Quebec Metro High-Tech Park, termination of non-cure operations of Nortech, a subsidiary that specialized in manufacturing fiber-optic temperature sensors and reduction of our work force by 15%.

During fiscal 2002, we were forced to re-align our cost structure to market conditions. First, on December 5, 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the reduction of our workforce by 10%. Then, on May 15, 2002, we announced a further 20% reduction of our global workforce in an effort to lower our cost structure. In May 2002, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the three acquisitions made during the previous eighteen (18) months. Considering the ongoing unfavorable market conditions, we recorded a charge of US$222.2 million to write down a significant portion of goodwill and a charge of US$23.7 million to write down a significant portion of acquired core technology. Also, overall for fiscal 2002, we wrote off US$18.5 million in excess and obsolete inventories.

In August 2002, EXFO Burleigh received confirmation of the extension of its contract with the U.S. Air Force Research Laboratory into phase 2 of a project for the development by EXFO Burleigh of new high-precision actuator system. The contract for phase 2 provided for an additional funding of US$1.7 million and extended through the first quarter of 2005.

In October 2002, our newly created, wholly owned subsidiary, EXFO Gnubi Products Group Inc. (“EXFO Gnubi”), acquired substantially all the assets of gnubi communications L.P., including its technology, expertise, customer base, inventories and capital assets. Consideration paid consisted of US$1.9 million in cash and 1,479,290 of our subordinate voting shares. Furthermore, an additional cash amount of US$241,000, based on sales volumes, was paid in fiscal 2004 in accordance with earn out provisions. With the acquisition of these assets, EXFO Gnubi, based in Dallas, Texas, continues the operations of gnubi communications, L.P., as a supplier of multi-channel telecom and datacom testing solutions serving optical transport equipment manufacturers and research and development laboratories. At the time of the asset acquisition, 30 employees of gnubi communications transferred to EXFO Gnubi.

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

In fiscal 2004, EXFO also closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of $29.2 million (CA$38.4 million).

Furthermore in fiscal 2004, we consolidated our protocol test operations (EXFO Protocol and EXFO Gnubi) in Montreal, Canada to improve efficiency and reduce costs.

In March 2004, we renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada. Such agreement will expire in February 2009.

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

In January 2006, we acquired substantially all the assets of Consultronics Limited (“Consultronics”), a leading supplier of test equipment for copper-based broadband access networks. Consultronics is a privately held company based in Toronto with subsidiaries in the United Kingdom and Hungary. We acquired all of the subsidiaries’ respective issued and outstanding shares. Consultronics specializes in x-Digital Subscriber Line (xDSL), Internet Protocol TV (IPTV) and Voice-over-Internet Protocol (VoIP) test solutions for the broadband access market. We paid consideration equal to approximately US$19.1 million, including debt assumption and other acquisition-related costs.

B.   Business Overview

Company Overview

EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers (NSPs), cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions and a leading supplier of protocol and copper access test solutions to enable triple-play services over converged, IP networks. Our PC/Windows-based modular FTB-200; FTB-400 and IQS-500 test platforms host a wide range of test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions.

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

In January 2006, we acquired substantially all the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks. Consultronics, a privately held company based in Toronto with operations in the United Kingdom and Hungary, specializes in x-Digital Subscriber Line (xDSL), Internet Protocol TV (IPTV) and Voice-over-Internet Protocol (VoIP) test solutions for the broadband access market. We paid consideration equal to approximately US$19.1 million, including debt assumption and other acquisition-related costs.

This acquisition enables us to offer customers an end-to-end solution for their broadband access testing needs, extending from the central office to the home or enterprise. Prior to the acquisition, EXFO did not test the “last mile” in fiber-to-the-curb (FTTC) or fiber-to-the-node (FTTN) configurations, which use copper as a medium of transmission. EXFO intends to leverage Consultronics’ strong product portfolio across its global sales channels and create new test solutions by combining the technologies of the respective companies.

In previous years, we acquired two protocol test businesses to expand our product offering and address our customers’ requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal in fiscal 2004, enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

Earlier, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business and consolidated the rest of these operations under our Life Sciences and Industrial Division in Toronto.

In fiscal 2006, we launched 18 new products, including amongst others, the two-slot FTB-200 Compact Platform for multi-layer and multi-medium testing; the handheld AXS-100 OTDR for fiber-to-the-x (FTTx) test applications; SONET/SDH test modules reaching transmission rates up to 10 Gb/s for the FTB-200 Compact Platform; next-generation SONET/SDH test modules reaching 10 Gb/s for the FTB-400 field-test and IQS-500 R&D/manufacturing platforms; the next-generation CoLT-450P, a handheld IPTV and xDSL test solution for high-speed, copper-based networks; and the PPM-352B-EG Passive Optical Network (PON) Power Meter optimized for Ethernet PON and Gigabit PON architectures.

In fiscal 2006, we also continued our dominance in the FTTx test market by recognizing significant revenue from leading carriers deploying fiber in their access networks. Our top customer accounted for 13.8% of sales in 2006.

In the first quarter of fiscal 2006, we were selected as sole-source supplier for all fiber deployment test applications — including FTTx — by Deutsche Telekom.

In the third quarter of 2006, EXFO was named recipient of the 2006 Growth Strategy Leadership Award by Frost & Sullivan, a leading market research firm in the telecommunications test sector. The award is presented annually to the company whose organic growth strategy generates the largest market-share gains in the global fiber-optic test equipment market in the previous year. Based on a report by Frost & Sullivan, we increased our market share from 10.3% in 2004 to 11.0% in 2005. This marked the third consecutive year that we earned this industry award.

Frost & Sullivan also presented EXFO with its Product Differentiation Innovation Award in 2006. We received this award in recognition of our ground-breaking solutions offered in the next-generation and legacy SONET/SDH test equipment market. Basically, we developed a single SONET/SDH solution with a multi-platform approach to meet various customer needs, market segments and price points.

Finally, we recorded a foreign-exchange loss of $0.6 million in fiscal 2006 due to the significant increase in the value of the Canadian dollar versus the US dollar during that year. In addition to this foreign exchange loss, our P&L (profits and losses) line items in 2006 were also negatively affected by the appreciation of the Canadian dollar, since a significant portion of our expenses are incurred in Canadian dollars while we report our results in US dollars.

Key Industry Trends and Strategy

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most NSPs are increasing capital expenditures to upgrade their networks for converged IP services and triple-play offerings. These market forces create needs for differentiated test solutions to help NSPs accelerate deployment and ensure service quality in their network build-outs.

Expecting IPTV to drive IP migration

With the ongoing globalization of the world’s economy and the emergence of new consumer markets, NSPs are poised to capitalize on growing demand for communications and entertainment services. Early in 2006, some small telecom operators launched broadcast-quality video services based on IP communications. This technology, better known as IPTV, allows telephone companies (telcos) to efficiently offer TV, HDTV and interactive TV services to their broadband subscribers. Tier-1 and Tier-2 telcos are expected to launch similar IPTV services on a large-scale basis starting in 2007. While Web-based streaming video is offered for free on a best-effort basis, IPTV, whom many regard as the broadband “killer application,” will require a high level of performance to assure a quality user experience. NSPs, after all, don’t want customer churn to prevent a meaningful return on their massive investments.

To deliver a wide range of differentiated IP services, NSPs will continue transforming their legacy, circuit-switched networks into highly efficient, flexible and scalable packet-based IP architectures. Telcos and cablecos have already proven they can generate significant revenues from higher-margin services on hybrid networks, while reducing operating costs. IPTV should only accelerate the migration towards fully converged, IP-based networks, since it typically allows NSPs to nearly double average revenue per user (ARPU).

Extra bandwidth in access networks

The increasing reliance on telecom and IP-related services will continue driving bandwidth consumption, thus pushing the deployment of fiber deeper into access networks. Competition between telcos and cablecos has intensified as triple-play offerings are announced almost daily. Hybrid architectures combining copper and fiber (FTTC and FTTN) will keep expanding worldwide, since this is the quickest and least expensive method to increase bandwidth. To remain competitive with cablecos, telcos are migrating from former ADSL, to current ADSL2+, and onto future VDSL2+ technologies as interoperability becomes demonstrable. Telcos, however, will increasingly opt for all-fiber, PON-based architectures (FTTP) to meet heightened bandwidth requirements and to future-proof their networks. These decisions will be taken not only for green-field deployments and high-rise buildings, but on a larger scale as operating costs are less than FTTC and FTTN architectures and cost of deployments are falling. We are still in the early stages of building access networks around the world.

Expanding metro and long-haul networks

Metro network deployments, taking advantage of carrier-grade Ethernet and metro-Ethernet technologies are moving ahead to handle large increases in bandwidth consumption in access networks. These network upgrades, in turn, will eventually place a strain on long-haul networks, where excess capacity created by massive overspending in the late-90s is gradually being consumed. NSPs are more than ever committed to deploying next-generation SONET/SDH transport technologies, while 40 Gb/s deployments are not far behind.

Positioning

We anticipated these market trends and directed a significant part of our R&D efforts to bring NSPs the distinctive product offerings they have come to expect from EXFO for installation and maintenance applications and, increasingly, for network quality assurance. In addition, we have increased interaction with system vendors, both in terms of partnerships and product offerings, since they are the key players defining and designing the networks of the future. Consequently, we have widened our competitive advantage, based on our FTB-200, FTB-400 and IQS-500 modular platforms and broad suite of test modules, and developed new test solutions for converged, IP networking. We are confident that we will commercially leverage our technological leadership in installation and maintenance applications — up to 10 Gb/s Ethernet and 10 Gb/s next-generation SONET/SDH testing.

On the optical testing side, we have strengthened our market position for access networks both in terms of new network architectures (FTTH, FTTC, FTTN) and technologies (BPON, GPON, EPON). We expect to enhance our presence with an expanded offering for twisted copper pair testing of IPTV and VoIP services in the last mile now that Consultronics has been fully integrated and we will take advantage of our technical expertise in optical testing for upcoming deployments of 40 Gb/s systems in long-haul networks. In general, we will expand our product offering from access to core, touching on various levels of the network to fuel our long-term growth.

Expertise in life sciences and industrial markets

On the life sciences and industrial side, we plan to continue leveraging technologies developed or acquired for optical component manufacturing applications in non-telecom markets. We have achieved promising results in the life sciences and industrial markets.

•
Our OmniCure product line, focused on UV spot-curing applications, has enjoyed significant growth within the medical and optoelectronics industries. These diverse markets, largely influenced by the miniaturization trend, are expanding worldwide with Asia showing the largest year-over-year growth.

•
Our X-Cite series, an add-on illumination system for high-end microscopes, has entrenched itself as a market leader in various research areas. The global fluorescence microscopy market is growing in mid single digits, while live cell and quantitative imaging are increasingly gaining traction.

•
Our Burleigh nano-positioning product line, mainly designed for cellular micromanipulation, continues to demonstrate strong brand-name recognition and loyal following with electrophysiologists. It targets a stable growth market focused on fundamental neuroscience and drug discovery.

Fiscal 2007 Corporate Objectives

EXFO remains committed to best practices in corporate governance and, as such, we are pleased to provide the following performance metrics for fiscal 2007. Please note that these management goals should not be confused with, and are not intended to be, guidance.

•
Grow revenues by 20% year-over-year. We were among the last companies to be impacted by the telecommunications downturn in 2001 and first to recover with sales growth of 20.5% in fiscal 2004, 30.3% in 2005 and 31.9% in 2006, including 12 consecutive quarters of growth. This recovery was accomplished mainly through market-share gains, since our end-markets reportedly experienced negative growth in fiscal 2004 and increased in the mid single digits in 2005 and 2006. We will strive to maintain a high growth rate in 2007 by seeking to further increase our market share in telecom testing, especially in the rapidly growing protocol test segment, and by seeking to leverage core technologies in targeted life sciences and industrial markets.

•
Generate a GAAP earnings from operations of 7%. Our bottom-line improved faster than our top-line in the last few years with a GAAP earnings from operations of 6.3% in fiscal 2006. We expect that our GAAP earnings from operations will continue to improve in 2007 as we expect that higher-margin protocol revenues, better absorption of fixed costs on higher sales volumes, specific internal initiatives, and currency stability will come into play.

•
Derive 35% of sales from new products (on the market two years or less). Despite missing this aggressive innovation target in recent years, our new products, with their built-in superior performance and lower cost of goods, contributed significantly to raising our gross margin and earnings from operations. We are maintaining this innovation metric for 2007 based on our market-driven focus and enhanced portfolio of new products (18 new products) released in the past year.

The EXFO Solution

We offer an extensive range of test and measurement solutions to the global telecommunications industry. Our success has been largely predicated on our core expertise in optical telecommunications. We also leverage this expertise to develop products for life sciences and high-precision assembly applications. Our solution is based on the following key attributes:

Modular System Design. In 1996, we established an industry-first by launching the original modular optical test platform. This system design consists of a PC-based, Windows-driven platform that can accommodate several test modules performing various types of measurements. We have since developed new compatible test platforms and extended our test module offering for both NSPs and system manufacturers based on the same modular design. Our modular design provides the following advantages:

•	Unlike stand-alone units, new test modules can be rapidly developed to address changing industry requirements.

•	As customers’ testing requirements change, they can purchase additional modules that are compatible with their previously purchased platforms, thus protecting their initial investments.

•	Our standard graphical user interface reduces training costs because customers are familiar with previously acquired software products.

•	The flexibility of our systems allows customers to develop customized and automated solutions for their specific test requirements.

•	Our test platforms are PC-based and Windows-driven, thus they can support third-party software solutions.

High Degree of Technological Innovation. We have established a strong reputation for technological innovation over the last 21 years. In fact, we believe this attribute represents a key differentiator for us within a competitive marketplace. Following are some of our industry firsts:

•	The first PC-based modular test platform for field applications;

•	The first all-in-one optical loss test set combining several instruments;

•	The first portable polarization mode dispersion (PMD) analyzer;

•	The first modular platform to combine optical and protocol test solutions;

•	The first line of portable test instruments designed for FTTx testing; and

•	The first fully integrated Ethernet-over-SONET test solution.

High-Quality Products. Product quality is an integral part of our solution. Our Quebec City, Canada, operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard, as are our Toronto, Canada, and Concord, Canada, operations. Our manufacturing plant in Montreal, Canada, received ISO 9001/2000 certification on November 16, 2005. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, and other industry-leading standards bodies. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process among all our facilities include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

Our product designs comply with Directive 2002/96/EC, a legislation enacted by the European Union regarding the disposal of waste electrical and electronic equipment (WEEE), for all products exported to Europe. In regard to the Directive 2002/96/EC (RoHs), we and other test and measurement manufacturers have been warranted an unlimited exemption.

Products

Our test platforms, namely the new FTB-200 Compact Platform, FTB-400 Universal Test System (UTS), and IQS-500 Intelligent Test System (ITS), are at the core of our product portfolio. The FTB-200 Compact Platform, which was launched in January 2006, is a two-slot portable test unit optimized for multi-technology, multi-application characterization of metro and access networks. The FTB-400 field-testing platform provides NSPs with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQS-500 ITS, designed for manufacturing and R&D applications, tests optical as well as telecom and datacom technologies increasingly based on IP technology. All platforms and related test modules are supported by integrated and highly intuitive graphical user interfaces (GUIs), enabling the user to easily store, handle and retrieve a large amount of data. In addition, EXFO offers a number of purpose-built hand-held and benchtop test and measurement products, some of which are modular in nature. Furthermore, EXFO offers network monitoring systems and test heads used in third-party network monitoring solutions.

The following table summarizes the principal types of test instruments for the telecommunications industry, typical applications and the formats in which we offer them:

Format
Instrument Type	Typical Application	NSP Market			Manufacturer/R&D Market
		FTB 400 Modules	FTB 200 Modules	Handhelds	IQS-500 Modules	Benchtop Instruments
ADSL/ADSL2+ Service Verification Tool	Based on a DSL “golden modem”, these units are used to test the function, speed and quality of a DSL service at the subscriber premises.			X

Broadband source	Used for testing wavelength-dependent behavior of fiber cables and DWDM optical components.				X	X

Chromatic dispersion analyzer
Measures increasing levels of chromatic dispersion in high-capacity optical networks. Chromatic dispersion is a physical phenomenon inherent to optical fiber and optical components that causes information bits to spread along a network. This degrades the quality of the transmission signal and, in turn, limits the transmission speed carried by optical networks.
X

Clip-on coupling device	Clips to an optical fiber and allows non-invasive testing.			X

Format
Instrument Type	Typical Application	NSP Market			Manufacturer/R&D Market
		FTB 400 Modules	FTB 200 Modules	Handhelds	IQS-500 Modules	Benchtop Instruments
Fibre Channel tester
Brings FC-0, FC-1 and FC-2 logical layer Fibre Channel testing to services delivered via transport protocols, such as DWDM, SONET/SDH and dark fiber. It provides valuable timing information and buffer credit estimation for Fibre Channel network deployment.
		X			X

Gigabit Ethernet tester	Measures data integrity for high-speed Internet protocol telecommunications in metro and edge networks.	X	X		X

10 Gigabit Ethernet tester	Benchmarks and verifies high-speed 10 Gbit/s Ethernet network performance and service-level agreements.	X	X		X

HDTV, SDTV and IPTV service test instrument	Used to test the quality and functionality of standard and high definition television signals that are delivered over higher-rate ADSL, ADSL2+ and VDSL2 transmission technologies.			X

Laser wavelength meter	Performs high-accuracy, absolute wavelength measurements of continuous wave (CW) laser sources.					X

Laser spectrum analyzer	Performs high-resolution, spectral characterization of continuous CW laser sources					X

Telephone for traditional voice and VoIP service testing	Used by telephone line and DSL installers to test the proper functioning of both traditional and next-generation voice and data communication services.			X

Live fiber detector	Clips on to a fiber and is used to detect the presence and direction of a signal without interrupting the traffic.			X

Loss test set	Integrates a power meter and a light source to manually or automatically measure the loss of optical signal along a fiber.	X	X	X	X	X

Multiwavelength meter	Measures the power and drift for multiple wavelengths in a DWDM system.	X			X	X
Narrowly tunable laser	A laser that can be precisely tuned to simulate a DWDM light sources. Used primarily for testing optical amplifiers.				X

Next-generation SONET/SDH analyzer	Full SONET/SDH protocol testing functionality, including support for GFP, V.CAT, and LCAS next generation enhancements.	X			X

Optical amplifier	Boosts the power of laser sources. Used for the testing and calibration of test systems.				X

Optical coupler	Used in test system to combine sources or signals. Also used as splitters to monitor signals.				X

Format
Instrument Type	Typical Application	NSP Market			Manufacturer/R&D Market
		FTB 400 Modules	FTB 200 Modules	Handhelds	IQS-500 Modules	Benchtop Instruments
Optical fiber parameter analyzer	Measures the geometric and light guiding properties of an optical fiber. Used in new fiber research and development and quality control applications.					X

Optical power meter	Measures the power of an optical signal. It is the basic tool for the verification of transmitters, amplifiers and optical transmission path integrity.	X	X	X	X	X

Optical power reference module	Provides a highly accurate and traceable measurement of power for the calibration or verification of other power measurement instruments.				X

Optical return loss meter	Combines a laser and a power meter to measure the amount of potentially degrading back reflection.	X	X	X	X

Optical spectrum analyzer	Produces a graphical representation of power versus wavelength for an optical signal. Useful for measuring the drift, power and signal-to-noise ratio for each wavelength in a DWDM system.	X

Optical switch	Provides switching between fibers. Used to provide flexible and automated test setups such as the measurement of multiple fibers or components with multiple ports with one instrument.	X			X

Optical time domain reflectometer (OTDR)	Like a radar, it measures the time of arrival of reflections of an optical signal to determine the distance to the breaks or points of excessive loss in a fiber network.	X	X	X

Optical waveguide analyzer	Provides the refractive index profile of glass and fused silica-based devices used in next generation networks.					X

Passive component analyzer
Characterizes passive wavelength-selective devices, such as multiplexers, demultiplexers and add/drop filters, with respect to absolute wavelength in order to guarantee their performance within DWDM systems.
X

Passive optical network (PON) power meter
Determines the power level of various signal types, including continuous (e.g., TV signal at 1550 nm) and framed (e.g., ATM or Ethernet at 1490 nm or 1310 nm) within a passive optical network. Various baud rates are covered, ranging from 155 Mbit/s to 2.5 Gbit/s, for both synchronous and non-synchronous signals.
X

Polarization-dependent loss meter	Measures the difference in loss of power for the different states of polarization.				X

Polarization mode dispersion analyzer	Measures the dispersion of light that is caused by polarization. Generally used to determine the speed-distance limitation of fiber and cables.	X

SONET/ SDH analyzer	Provide accurate bit-error rate and performance analysis of SONET/SDH overhead format that reflect the quality of a transmission system.	X	X		X

Format
Instrument Type	Typical Application	NSP Market			Manufacturer/R&D Market
		FTB 400 Modules	FTB 200 Modules	Handhelds	IQS-500 Modules	Benchtop Instruments
Stable light source	Emitting diode or lasers used in connection with a power meter to measure signal loss.	X		X	X	X

Synchronization analyzer	Portable, stand-alone tester for network synchronization analysis and wander measurement in wireless and wireline transport networks.					X

Talk set	A device that attaches to an optical fiber and serves as a temporary voice link facilitating coordination of work among installation crews.	X		X

Telephone wire analyzer
Used by telecommunications service providers that have networks that are comprised mostly or partially of twisted-pair local loops to ensure that those loops are of sufficient quality to carry higher-frequency signals required for DSL.
X

Variable optical attenuator	Used in network simulation setups to provide calibrated variable reduction of the strength of an optical signal.			X	X	X

Visual fault locator	A visible laser that can be connected to an optical fiber network to help locate breaks or points of excessive loss.	X	X	X

Widely tunable laser	Can produce laser light across a broad range of wavelengths. Used to test DWDM components and value-added optical modules.				X	X

Products for Network Service Providers

We offer an extensive range of field-portable optical test, measurement and monitoring solutions that are mainly used by NSPs, but can also be utilized by system vendors. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our new FTB-200 Compact Platform, designed for the “super field technician”, holds up to two interchangeable modules that are fully compatible with the highly entrenched FTB-400 platform. Test technologies well-suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTSs), SONET/SDH analyzers from DS0 up to OC-192, as well as Gigabit Ethernet (GigE) testers. Our second-generation field-testing platform, the FTB-400 UTS, is available in three configurations: the two-slot model is ideal for OTDR, OLTS and GigE applications; the four-slot model offers a high-speed bus, ideal for extensive datacom testing and dedicated OTDR, loss and Ethernet (up to 10 Gigabit) testing; the seven-slot model is used for dispersion characterization (PMD and CD), DWDM testing (OSA and MWM) and protocol (SONET/SDH/datacom) testing; Our newest addition, the the eight-slot option,model is a high-performance, multiple-protocol configuration that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large robust touchscreens are very practical for field use.

In fiscal 2006, we launched SONET/SDH test solutions for our three platforms ─ namely our FTB-200 Compact Platform, FTB-400 Universal Test System and IQS-500 Intelligent Test System ─ for transmission rates reaching 10 Gbit/s.

We also introduced the AXS-100 OTDR for FTTx test applications. This handheld instrument delivers EXFO’s leading-edge technology for fault location inside a very compact and lightweight unit. Optimized for testing short links within access networks, it can be used at the optical network terminal, drop terminal, fiber distribution hub (where the splitter is located) or at the central office.

This flexible OTDR is offered in various wavelength configurations, including 1550 nm and 1310/1550 nm. Special-filtered 1625 nm and 1650 nm models are also available for live-fiber FTTx troubleshooting. One-button, automated testing generates acquisitions within five seconds, while as many as 500 acquisitions can be stored.

As well, we released the PPM-352B-EG Passive Optical Network (PON) Power Meter in 2006 for service activation and troubleshooting tasks on broadband PON (BPON), Ethernet PON (EPON) and Gigabit PON (GPON) architectures.

As a result of the acquisition of Consultronics’ assets in January 2006 we added test and measurement solutions for copper-based narrowband and broadband networks to our product portfolio. Consultronics not only provides DSL testing solutions and solutions for testing twisted copper pair in access networks, but also value-added IPTV, VoIP, and IP Data testing technologies which are increasingly required for triple-play deployments. EXFO also gained a Network Quality Monitoring System (NQMS) solution from Consultronics that is used for the surveillance voice-over-Internet Protocol (VoIP) and voice-band services. This solution is being tailored to complement EXFO’s Remote Fiber Test System for monitoring a network service provider’s fiber plant. Other test solutions offered by Consultronics also brought additional experience and a limited customer base from its Gigabit Ethernet Analyzer offering, as well as a portable test solution for T1, E1, DS3, and data communications.

Since this acquisition, we have introduced the CoLT-450P, a handheld tester for service verification and for assessing the Quality of Service of multi-channel HDTV based on IPTV as well as the enhanced CoVALT for installing and troubleshooting DSL circuits that carry data and VoIP services.

Subsequent to the year-end, we launched the LFD-300/TG-300 FiberFinder™ for the efficient and safe management of live and dark optical fibers. This handy device helps field technicians ensure that live fibers are not inadvertently disconnected in crowded fiber cabinets and patch panels.

Products for System/Component Manufacturers

Our system/component vendor solutions, mainly built around our IQS-500 ITS, are available as test modules or stand-alone benchtop instruments. The next-generation IQS-500 platform can efficiently run as many as 100 optical test modules using a single controller unit. The IQS-500 platform is equipped with the software and hardware technology to support single-button operation for automated testing. Its system-based approach - one box, several test modules - combined with an open architecture (PXI, Windows, LabVIEW™, etc.) and ease of programming, produces a highly flexible test environment.

The IQS-500 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO’s wide selection of high-performance test modules includes high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, multi-wavelength meters, polarization-dependent loss (PDL) and optical return loss (ORL) meters, polarization controllers and optical switches.

In 2006, we introduced a suite of next-generation SONET/SDH test modules as well as 10 Gigabit Ethernet modules targeted for system manufacturing and R&D applications. Following the year-end, we released a next-generation IQS-12001B Cable Assembly and Component Test System for production testing of short fiber assemblies and fiber-to-the-x (FTTx) components.

As evidenced by the release of our IQS-12001B Cable Assembly and Component Test System, our system/component vendor solutions address testing issues that cannot be handled by standard test modules or stand-alone benchtop instruments. We have developed a number of integrated test systems and offer them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is a list of integrated test systems that we provide for characterizing optical components, subsystems and networks:

• CWDM/FTTH passive optical component test system
Used to automatically characterize all critical specifications, including spectral insertion loss, polarization-dependent loss and optical return loss of a CWDM passive component or a FTTH splitter with a high degree of accuracy, ease of use and speed.

• Cable assembly and component test system
Used to perform insertion loss and mandrel-free reflection measurements with the highest degree of accuracy and repeatability on short fiber assemblies (including multifiber patchcords, hybrids and fan-out patchcords) and components like PLC splitters and fiber arrays.

• DWDM passive component test system
Used to automatically characterize all critical specifications, including spectral insertion loss, polarization-dependent loss and optical return loss of a DWDM passive component with a high degree of accuracy, ease of use and speed.

Products for life sciences and industrial applications

Over the years, we have developed and acquired a number of core technologies that we leverage in selected high-precision assembly and life sciences markets. For example, we offer several light-based curing solutions for optical component manufacturing and have optimized our approach for other industries, such as semiconductor, microelectronic, and medical device manufacturing, in order to maximize revenues. Our Novacure®, Acticure®, and Omnicure® systems deliver precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback, thermal control, and radiometry technology, produce a high-quality bonding solution that is unmatched in the industry. Our technology and application knowledge place us at the forefront of this market.

In 2006, we released the new X-Cite® 120 XL Fluorescence Illumination System for microscope manufacturers. This next-generation X-Cite 120 XL system, replacing the highly successful X-Cite 120, delivers excellent image quality and at least 2000 hours of lamp life, which is over 60% longer than the previous model and up to 10 times longer than conventional illumination systems.

The X-Cite 120 XL is a self-contained illumination unit separate from a microscope. A simple light guide attachment through custom-coupling optics ensures a uniform field of view with no heat from the lamp being transferred to the sample. The output intensity of the X-Cite 120 XL system can also be adjusted from the optional front-panel control.

The following table summarizes the principal types of high-precision assembly and life science solutions we provide and their typical applications:

Light Sources and Accessories
Product Type	Product	Typical Application
UV Light Sources	Novacure® Acticure® Omnicure® S1000 Omnicure® S2000

Used to initiate photo chemical reactions in polymer-based materials for a variety of end use applications. Examples include adhesive curing for manufacturing of high value-added items such as medical devices, micro-electronic and opto-electronic components, displays, and data storage devices.

Fluorescent Light Sources	X-Cite® 120XL X-Cite® 120 PC	Fluorescence light source that attaches directly to most microscopes currently sold by major microscopes manufacturers.

Computer Control Module	ACS-1000	Electronic interface module used to connect EXFO UV light sources to computers or computer networks for process automation.
Optical Accessories		Optional custom delivery optics used with EXFO UV light sources to tailor the properties of the light beam to end-user applications.
High Power Fiber Light Guide		Provides an equal distribution of light energy to multiple cure sites with 50% more throughput than standard fiber guides.
Optical Instruments
Product Type	Product	Typical Application
Radiometer	R5000 R2000	Handheld, broadband optical radiometers used in conjunction with EXFO UV light sources to ensure process quality control at the end-user location.
Cure-Site Radiometer
Attachments for the R2000 and R5000 radiometers that enable optical measurements under customer specific configurations. Examples include the cure-ring radiometer, which measures the output power of light from an EXFO cure ring; ideal for applications that requires a uniform 360° exposure.

Precise Motors/Stages	IW-700 Inchworm Motors	High-resolution optical alignment, fiber-optic alignment, semiconductor positioning, materials research.
TSE-820 Inchworm Stages
UHVL Inchworm Motors
Precision Positioning Instruments
Product Type	Product Line	Typical Application
Micromanipulators	PCS-6000 Micromanipulators	Electrophysiology research such as patch clamp recording experiments on cells from the brain and central nervous system.
PCS-5000 Micromanipulators
Microscope Platforms	Gibraltar Platform/Stage	Stable mechanical platforms that facilitate cellular research with micropositioning and microinjection systems.
Microinjection Systems	MIS-5000 Microinjection Manipulator	Microinjection and nuclear transfer for genetics and reproductive sciences research.
PiezoDrill Inertial Impact Drill
Microelectrode Positioner	LSS-8000 Inchworm System	Electrophysiology research such as intracellular recording experiments

Research and Development

We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we retain and recruit highly skilled personnel. Our Telecom Division’s research and development department is headed by a Vice-President of Research and Development, while our Life Sciences and Industrial Division has a Director of Research and Development. As of November 1, 2006, our research and development departments included 264 full-time engineers, scientists and technicians, of whom 46 hold post-graduate degrees. Gross research and development expenditures in fiscal 2006 reached $19.5 million, compared to $15.9 million in 2005 and $15.7 million in 2004. We launched 18 new products in fiscal 2006 compared to 15 in 2005 and 20 in 2004. Approximately 37% of sales in fiscal 2006 originated from products that have been on the market two years or less compared to 42% in 2005 and 32% in 2004.

Through market-oriented product portfolio review processes at our telecom sites in Quebec City, Canada, Montreal, Canada, and most recently, Concord, Canada, following the acquisition of Consultronics in 2006, we ensure that our investments in research and development are aligned with our market opportunities and customers’ needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget have significantly changed.

To manage our research projects once they are underway, we use a structured management process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project’s progress at various stages of its life cycle. The following are the key review stages of the stage-gate approach:

•	market study and research feasibility;
•	product definition;
•	development feasibility;
•	development;
•	qualification; and
•	transfer to production.

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

Strong R&D capabilities at our Life Sciences and Industrial Division site in Toronto have made it possible to bring a number of successful new products to market quickly and retain customer intimacy. In the process, it has enhanced our ability to customize products for special applications and to develop original equipment manufacturing (OEM) products under partnerships and exclusive contracts. Outside consultants are often used for added support in areas like software development, mechanical design and rapid prototyping.

Customers

Our global and diversified telecom customer base relies on our test and measurement solutions to enable optical networks to perform impeccably during their complete life cycles: research, development, manufacturing, installation, maintenance and real-time monitoring. We also have selected customers in high-precision assembly and life science sectors that require our solutions to render them more efficient in their respective fields. Our telecom customers include carriers, cable television companies, public utilities, private network operators third-party installers, equipment rental companies, system manufacturers, component vendors and laboratory researchers. Our life science and industrial customers consist of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems, photonic components and microscopes, as well as universities, medical schools, governments, and private and industrial research laboratories. In fiscal 2006, our top customer accounted for 13.8% of our sales and our top three customers represented 19.4% of our sales. In comparison, in 2005 our top customer accounted for 23.3% of sales and our top three customers represented 28.4%, while in 2004, our top customer accounted for 13.8% of sales and our top three customers represented 20.8%.

With regard to geographic distribution, sales to customers in the Americas (US, Canada and Central & South America) represented 60% of our sales in fiscal 2006, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 25% and 15% of sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 68%, 20% and 12% of sales, respectively, in 2005, and 66%, 18% and 16%, respectively, in 2004.

Sales

We sell our telecom test and measurement solutions through direct and indirect sales channels in North America and around the world.

In North America, we use a hybrid model, combining key account management with direct and indirect sales coverage. We typically use key account managers to serve large customers that generate high sales volumes or might potentially represent high sales volumes in the future. These key account managers are supplemented by regional sales managers, sales engineers, sales representatives and distributors in US metropolitan areas and regional sales managers in Canada.

We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization supported by regional sales managers. Our main sales offices and service centers in North America are located in Addison, Texas, Quebec City, Canada, and Concord, Canada. They are supplemented by a regional presence in cities across the US and Canada.

On the international front, we have sales personnel covering strategic areas such as EMEA (Europe, Middle East and Africa), APAC (Asia-Pacific region) and Latin America. Our sales network in EMEA is supported by a main office and service center in Southampton, UK, which maintains our head of European sales operations and also provides repair and calibration services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distributors.

As for APAC, our main sales offices for South East Asia is located in Singapore, while our main sales representative office for mainland China is located in Beijing, China, which also acts as a service center to better serve our customer base in that geographic area. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

We rely on a network of more than 90 distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of our international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our direct telecom sales team consists of a Vice-President of North American Sales and a Vice-President of International Sales. They are supported by seven regional sales directors that are leading a widely distributed team of more than 65 people acting as key account managers, regional sales managers, sales engineers and application engineers. They are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 12 years of experience in the fields of telecommunications, fiber optics, or test and measurement. We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

The main office for our Life Sciences and Industrial Division is located in Toronto, Canada. We use mixed sales channels to serve various markets supported by this division, depending on product line and geography. Optical light sources and related accessories used for industrial applications are sold in North America through a network of more than 10 manufacturer representatives and, internationally, through a network of more than 20 distributors. The X-Cite 120 Fluorescence Illumination System is sold through value-added reseller agreements with major microscope companies and system integrators in North America and Europe; negotiations are underway to extend these agreements worldwide. Nanopositioning products are sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the nanopositioning life science research market in the United States and Canada, distributor agreements are in place with major microscope manufacturers, which include Leica, Nikon, Olympus and Zeiss. These companies often combine the sale of their microscopes with our product.

Product Management, Marketing/Communications and Customer Support

Product Management

Our telecom Product Management Group consists of two Vice-Presidents - one responsible for our Optical and Protocol product lines and the other for Copper Access product lines - as well as product managers who have various degrees in engineering, science and business administration. Product managers, under the direction of the respective Vice-Presidents, are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, strategic marketing specialists analyze our markets, compile competitive information and identify macro-trends in our sector.

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

Marketing/Communications

The Telecom Division’s Marketing-Communications team, which consists mainly of project managers, marketing writers, translators and graphic artists, supports our Product Management Group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force and for updating the marketing contents of our Website.

The Life Sciences & Industrial Division’s Marketing-Communications team shares a variety of marketing initiatives.  This group is assisted by product managers, who provide the technical data and collaborative support required to produce product specification sheets, catalogues, application notes and multimedia marketing tools. This Marketing-Communications team is also responsible for all advertising material, Website updates, events planning (including trade shows) and direct promotional marketing such as mass mailings and telemarketing.  This team also provides the sales tools required by the Life Sciences and Industrial Division’s worldwide sales channels, including maintaining our elite partner program.

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

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality assurance, shipping, billing and customs management. As of November 1, 2006, we had 294 employees involved in our telecom manufacturing operations. Most of our manufacturing activities, which occupy a total of approximately 115,000 square feet, are spread among four buildings in three cities.

Our Telecom Division occupies 96,000 square feet in Quebec City, Canada, spanning two sites, 7,000 square feet in Montreal, Canada, and 12,000 square feet in Concord, Canada. These manufacturing operations include the following responsibilities:

•
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

•
Product Engineering and Quality. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. Quality is assured through product testing at numerous stages in the manufacturing process to ensure that our products meet stringent industry requirements and our customers’ performance requirements. Our quality assurance program has been certified ISO 9001/2000 at all Telecom sites.

•
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

Our Life Sciences and Industrial Division’s manufacturing operations occupy 8,000 square feet in Toronto, Canada. This group manufactures light sources and related accessories, fluorescence illumination systems and precise positioning equipment for the life sciences and high-precision assembly markets. Operations consist of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Recognizing the importance of reduced time-to-market for our solutions, we have focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly. Following are key manufacturing responsibilities in Toronto:

Manufacturing - consists primarily of assembly and test capabilities in which all major manufacturing elements are subcontracted to various key suppliers. These components are integrated into assemblies and tested in order to ensure all operating specifications have been met for each product manufactured. Cross-training of assembly technicians for each product group ensures scalability of manufacturing to meet customer demand. In addition, this group is responsible for capacity and production planning, which are necessary on an on-going basis to ensure that adequate resources are available to meet forecasted and actual demand.

Supply Chain Management - is responsible for the planning of materials required by manufacturing and developing key-supplier relationships to ensure materials have been manufactured to our specifications. This group’s main focus is to work with our worldwide supplier base to find effective manufacturing and logistic solutions in order reduce costs and cycle time. Paramount to this process is an effective communication system that provides timely feedback to our suppliers and forms an important element of our supplier evaluation system.

Manufacturing Engineering and Quality Assurance - is responsible for product integrity throughout the manufacturing cycle. From the release of new products, through our new product introduction process, and configuration management to manage engineering change, we ensure consistent manufacturing processes throughout the product life cycle. In conjunction with the above process, quality is maintained by performing quality tests at incoming receiving and final product verification. The responsibility for product quality is shared by all team members throughout the company and does not reside solely with the quality group.

Competition

The telecommunications test and measurement industry is highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

•	product performance and reliability;
•	price;
•	level of technological innovation;
•	product lead times;
•	breadth of product offerings;
•	ease of use;
•	brand-name recognition;
•	customer service and technical support;
•	strength of sales and distribution relationships; and
•	financial stability.

Generally, competitors fall into two categories. The first category consists of global test and measurement vendors, who complement their broad range of products with telecom test and measurement equipment. These companies include Agilent Technologies, Inc., Anritsu Corporation, JDS Uniphase Corporation, Spirent plc, Tektronix, Inc., and Yokogawa.

The second category refers to niche companies in the telecom test and measurement industry. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave Inc., Fluke Networks, an operating division within Danaher Corporation, IXIA, and Sunrise Telecom Inc.

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

In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC’s regulations, our products must comply with certain electro magnetic compatibility (EMC) requirements to insure they do not generate and are immune from electrical noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA’s non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA’s regulations are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA.

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

Intellectual Property

Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file U.S. and international applications to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of copyright, trademark, trade secret rights, licensing and confidentiality agreements.

As of August 31, 2006, EXFO held 27 actively maintained granted patents from the U.S. (including one “design” patent), eight from Canada, two from Germany, two from the United Kingdom, two from France, and one from China. In addition, EXFO has 15 US patent applications in process, 14 Canadian patent applications in process, two from China, one from Germany and three Patent Cooperation Treaty patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from October 3, 2008 to October 5, 2025.

We consider eight of our inventions for which patents have either been granted or are pending to be material. These inventions are:

•
a method and apparatus for “non-intrusive” live-fiber detection and monitoring, for which a PCT patent application has been filed. This invention permits a fiber “clip-on” device to be attached to a cabled fiber, essentially guaranteeing that the induced bending loss to a live-traffic link will never exceed 1 dB. This is a key invention for our new LFD-250, LFD-300, and TG-300 products, announced in September 2006, subsequent to the end of the 2006 fiscal year.

•
the measurement of attenuation of optical fibers using bidirectional transmission of information via the fiber for which patents were granted in the United States and Canada. This invention forms the basis of our FOT-930 and FTB-3920 products;

•
a method and apparatus for characterizing optical power levels in three-wavelength, bidirectional fiber-to-the-home systems. This invention describes how the optical power can be measured at the two-downstream and one upstream wavelengths used to connect a residence or business customer, while maintaining the signal continuity necessary to keep the home-based Optical Network Terminal operating. US and PCT patent applications have been filed and are in process. This invention forms the basis of the two-port version of our PPM-350B PON Power Meter.

•
an optical spectrum analyzer using optical fibers as input and output “slits”. This invention forms the basis of our FTB-5240, FTB-5240B and IQ-5250 products. A patent has been granted in the US, UK, Germany, France, and China, and an application is in process in Canada.

•
a light-curing system with closed-loop control and work-piece recording which is at the heart of the spot-curing systems manufactured by EXFO Photonic Solutions and for which patents were granted in the United States and Canada;

•
a special optical design used in some of the X-Cite adaptors to prevent structure in the beam from reducing the uniformity of illumination at the microscope objective plane, which is a key patent for our X-Cite fluorescent illumination system. A US patent has recently been granted.

•
portable test gear for TDM and packet-based communications for which patent applications have been filed in Canada, the United States and pursuant to the Patent Cooperation Treaty form the basis of the technology used by EXFO Protocol for a number of its protocol testing products.

•
a method and apparatus to determine the theoretical and practical data rates for a cable under test. This invention forms the basis of the EXFO CableSHARK product, describing how two test devices, communicating with each other via the cable under test,  can predict the performance of a pair of ADSL (Asymmetric Digital Subscriber Line) modems, and in case of problems, analyze the cause of the modems failing to synchronize. This patent has been granted in the US and in Canada.

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

C.   Organizational Structure

As of November 1, 2006, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

D.   Property, Plant and Equipement

Our head offices and facilities are located in Quebec City, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Canada (formerly EXFO Protocol), in Concord, Ontario, Canada (formerly Consultronics Limited), in Toronto, Canada (EXFO Photonic) and our Copper Access business unit (Telecom Division) has operations in Budapest, Hungary and Southampton, United Kingdom. EXFO Burleigh’s facilities located in Victor, New York, were sold on August 31, 2006.

In addition, we maintain sales offices and/or have regional sales managers located in China, France, Germany, Great Britain, Japan, Mexico, Singapore, Spain, United Arab Emirates and the United States.

In September 2002, we obtained ownership of one of the buildings housing production facilities in Quebec City that was previously leased from a company controlled by EXFO’s president and chief executive officer. In September 2003, due to down-sizing efforts, we were able to move all of our Quebec City activities into two buildings, rather than three. Though we no longer occupy the facilities at 465 Godin Avenue in Quebec City, we remain bounded by the lease until November 30, 2006. However, on September 1, 2004, we were released from our obligations under the lease with a final payment of $194,000 (CA$250,000).

The following table sets forth information with respect to the main facilities that we occupy as of November 1, 2006.

Location	Use of Space	Square Footage	Type of Interest
436 Nolin Street Quebec (Quebec)	Manufacturing of telecom products	44,164	Owned
400 Godin Avenue Quebec (Quebec)	Research and development, manufacturing, management and administration	128,800	Owned
2260 Argentia Road Mississauga (Ontario)	Partially occupied for research and development, manufacturing of life science and industrial products and administration	25,328 (1)	Leased
2650 Marie-Curie, St-Laurent (Quebec)	Research and development, manufacturing and administration	26,000	Leased
160 Drumlin Circle Concord (Ontario)	Fully occupied building for research and development, manufacturing of EXFO’s Copper Access Business Unit products, product management, administration	23,500	Owned
Vármegye utca 3-5 (Ausztria Ház) Budapest, Hungary	Research and development, services (installation, training, support and maintenance) and administration	2,500	Leased
Omega Enterprise Park Electron Way, Chandlers Ford, Hampshire England	Partially occupied for European customer service, sales management, administration and research and development	10,000	Leased

(1)	10,672 square feet have been subleased to a third party. The total square footage leased is 36,000.

Item 4A.Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2004, 2005 and 2006, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

The following discussion and analysis of financial condition and results of operations is dated November 1, 2006.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most network service providers (NSPs) are increasing capital expenditures to upgrade their networks for converged Internet protocol (IP) services and triple-play (voice, data and video) offerings. These market forces create needs for differentiated test solutions to help NSPs accelerate deployment and ensure service quality in their network build-outs.

With the ongoing globalization of the world’s economy and the emergence of new consumer markets, NSPs are poised to capitalize on growing demand for communications and entertainment services. Early in 2006, some smaller telecom operators launched broadcast-quality video services based on IP communications. This technology, better known as IPTV, allows telephone companies (telcos) to efficiently offer TV, HDTV and interactive TV services to their broadband subscribers. Tier-1 and Tier-2 telcos are expected to launch similar IPTV services on a large-scale basis starting in 2007. While Web-based streaming video is offered for free on a best-effort basis, IPTV, whom many regard as the broadband “killer application,” will require a high level of performance to ensure a quality user experience. NSPs, after all, don’t want customer churn to prevent a meaningful return on their massive investments.

To deliver a wide range of differentiated IP services, NSPs will continue transforming their legacy, circuit-switched networks into highly efficient, flexible and scalable packet-based IP architectures. Telcos and cablecos have already proven that they can generate significant revenues from higher-margin services on hybrid networks, while reducing operating costs. IPTV should only accelerate the migration towards fully converged, IP-based networks, since it typically allows NSPs to nearly double average revenue per user (ARPU).

The increasing reliance on telecom and IP-related services will continue driving bandwidth consumption, thus pushing the deployment of fiber deeper into access networks. Competition between telcos and cablecos has intensified as triple-play offerings are announced almost daily. Hybrid architectures combining copper and fiber (fiber-to-the-curb, or FTTC and fiber-to-the-node, or FTTN), will keep expanding worldwide, since this is the quickest and least expensive method to increase bandwidth. To remain competitive with cablecos, telcos are migrating from former asymmetric digital subscriber line (ADSL), to current ADSL2+, and onto future very-high-data-rate digital subscriber line 2+ (VDSL2+) technologies as interoperability becomes demonstrable. Telcos, however, will increasingly opt for all-fiber, passive optical network (PON)-based architectures (fiber-to-the-premises, or FTTP) to meet heightened bandwidth requirements and to future-proof their networks. These decisions will apply not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN and cost of deployments are falling. We are still in the early stages of building access networks around the world.

Metro network deployments, taking advantage of carrier-grade Ethernet and metro-Ethernet technologies are moving ahead to handle large increases in bandwidth consumption in access networks. These network upgrades, in turn, will eventually place a strain on long-haul networks, where excess capacity created by massive overspending in the late-90s is gradually being consumed. NSPs are more than ever committed to deploying next-generation SONET/SDH transport technologies, while 40 Gb/s deployments are not far behind.

These key market trends affected multiple segments of the global telecommunications supply chain in fiscal 2006. System vendors benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw increased demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP networking and/or FTTx applications.

COMPANY OVERVIEW

EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers (NSPs), cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions and a leading supplier of protocol and copper access test solutions to enable triple-play services over converged, IP networks. Our PC/Windows-based modular FTB-200, FTB-400 and IQS-500 test platforms host a wide range of test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors, such as those required for microelectronics and optoelectronics. These solutions are based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions.

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

Over the past several years, we have enhanced our competitive position through the acquisition of two protocol test businesses in order to expand our product offering and address our customers’ requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal, Canada, in fiscal 2004, enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

During the second quarter of 2006, we announced and subsequently completed the acquisition of substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in Southampton, United Kingdom, and Budapest, Hungary, Consultronics is a leading supplier of test equipment for copper-based broadband access networks. It ranked among the top three vendors in handheld x-digital subscriber line (xDSL) testing with a global market share of 13.4%, according to an industry report from Frost & Sullivan, a leading authority in the fiber-optic test and measurement industry. Consultronics also boasts a rich product portfolio for testing next-generation technologies, such as IPTV (Internet Protocol TV) and VoIP (Voice-over-Internet Protocol), which are critical for network service providers in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. Other test solutions offered by Consultronics include network monitoring probes for VoIP and legacy telephone networks, Gigabit Ethernet analyzers for remote testing applications, as well as protocol and physical characterization instruments for local copper loops (copper access networks). This acquisition is a strategic initiative to position EXFO as a genuine one-stop shop for broadband access and triple-play testing, since it greatly complements our market leadership in the FTTx market.

This acquisition was settled for a total cash consideration valued at $19.1 million, or $18.8 million net of cash acquired. Total consideration included acquisition-related costs of $1.5 million. The estimated fair value of acquired intangible assets amounts to $8.7 million. These intangible assets, namely core technology, are amortized on a straight-line basis over their estimated useful life of five years. Consultronics, which is now part of our Telecom Division, contributed about seven months to our consolidated financial results in fiscal 2006.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business and EXFO Burleigh’s operations have been mostly consolidated with those of EXFO Photonic in Toronto, Canada.

During the first quarter of 2006, we were selected as sole-source supplier by Deutsche Telekom for all its fiber deployment test applications - including FTTx.

Early in the fourth quarter of 2006, Frost & Sullivan released new market-share numbers for calendar 2005. According to the industry report, EXFO was the only company to report significant organic growth in the global fiber-optic test equipment (FOTE) market, moving from 10.3% in 2004 to 11.0% in 2005 for third place overall in the FOTE market. Based on this report, we estimate that we improved our leadership position in our core installation and maintenance test market segment from 22.2% in 2004 to 23.0% in 2005.

We launched 18 new products in fiscal 2006, including among others the two-slot FTB-200 Compact Platform for multi-layer and multi-medium testing; the handheld AXS-100 OTDR for fiber-to-the-x (FTTx) test applications; SONET/SDH test modules measuring transmission rates up to 10 Gb/s for the FTB-200 Compact Platform; next-generation SONET/SDH test modules for the FTB-400 field-test and IQS-500 R&D/manufacturing platforms; 10 Gigabit Ethernet and Fibre Channel test solutions for our IQS-500 R&D/manufacturing platform; the next-generation CoLT-450P, a handheld IPTV and xDSL test solution for high-speed, copper-based networks; and the PPM-352B-EG Passive Optical Network (PON) Power Meter, optimized for Ethernet PON and Gigabit PON architectures.

In fiscal 2006, in addition to reporting significant growth in sales with $128.3 million, compared to $97.2 million in 2005, we renewed with GAAP profitability and reported GAAP net earnings of $8.1 million, or $0.12 per diluted share, compared to a net loss of $1.6 million, or $0.02 per diluted share in 2005. Also, the fourth quarter of fiscal 2006 marked the seventh consecutive quarter of GAAP profitability. GAAP net earnings in fiscal 2006 included $4.4 million in amortization of intangible assets, $1.0 million in stock-based compensation costs, $604,000 in impairment of long-lived assets and non-recurring grant revenue of $1.3 million.

Sales

We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and Euros.

Over the last three fiscal years, we had one customer that accounted for more than 10% of our global sales with 13.8%, 23.3% and 13.8% in fiscal 2006, 2005 and 2004, respectively. We believe the significant sales concentration in fiscal 2005 was largely due to our leadership position in the FTTx test market, as a large portion of our sales to our top customer was for a series of products related to FTTx deployment. Although this sales concentration significantly decreased in fiscal 2006, as this customer migrated to lower-priced test solutions, we still maintained our leadership position with this customer, while strongly developing other accounts, especially on the international scene. This allowed us to reach a level of concentration closer to our historical pattern, which reflects the improved diversification of our customer base. All in all, our year-over-year sales growth in fiscal 2006 stands at 48.2% (excluding the major account mentioned above). We expect this sales concentration to further decrease in fiscal 2007, as we continue efforts to diversify our customer base and expend on international markets.

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

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

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

Operating charges related to our restructuring plans and impairment of long-lived assets are recorded as a separate component of operating expenses. Charges related to restructuring plans consist primarily of severance expenses, costs to exit leased facilities as well as write-offs of long-lived assets.

OUR STRATEGY

Strategic Objectives for Fiscal 2006

In our fiscal 2005 annual report, we had established three strategic objectives for fiscal 2006. We planned to increase sales through market-share gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2006 and the results achieved for each of these objectives.

Increase sales through market-share gains

In fiscal 2006, we focused on continued market-share gains to achieve medium- and long-term growth. We posted our second-best sales performance in history, growing sales 31.9% to $128.3 million in 2006, thus outperforming our revised growth metric of 25%. Given strong sales growth in our two Divisions and the Consultronics acquisition, we raised our growth metric from 15% to 25% midway through the fiscal year. Considering that the telecommunications market increased in the mid single digits in fiscal 2006, this is a clear indication that we gained market share overall. For fiscal 2006, our Telecom Division and our Life Sciences and Industrial Division reported strong sales increases of 34.0% and 22.1%, respectively.

Maximize profitability

Returning to profitability was a top priority for EXFO in fiscal 2006. During the year, we posted earnings from operations of $8.1 million, or 6.3% of sales, compared to a loss from operations of $199,000 in 2005. This also compares to our stated goal of earnings from operations of 5% for fiscal 2006. This marks the first year where EXFO generated earnings from operations since fiscal 2001, when the telecommunications industry went through a major downturn. To that point, EXFO had historically been profitable. This significant improvement in earnings from operations is even more impressive considering the strengthening of the Canadian dollar compared to the US dollar (7.3% increase in fiscal 2006 in terms of average rate), and the significant pricing pressure we faced during the year. Also, earnings from operations for fiscal 2006 included additional amortization expenses for intangible assets of $1.0 million following the acquisition of Consultronics in January 2006. However, earnings from operations of 2006 included a non-recurring gain of $703,000, comprised of grant revenue of $1.3 million, and an impairment loss for long-lived assets of $604,000.

Focus on innovation

In fiscal 2006, innovation was a key driver at EXFO. We maintained a significant level of research and development investments and introduced 18 new products to the marketplace. We invested $19.5 million, or 15.2% of sales, in gross research and development expenses, compared to $15.9 million, or 16.3% of sales in 2005. Net of research and development tax credits, those expenses stand at 12.0 % and 12.5% in fiscal 2006 and 2005, respectively. In fiscal 2006, 37.1% of our sales originated from products that have been on the market for two years or less, which is below our aggressive goal of 40% for fiscal 2006 and the 42.4% level reached in 2005. Our successful FTTx products, moving down to the denominator part of the ratio as they have been on the market for more than two years, still strongly contributed to our sales performance. However, we believe this innovation mark reached in fiscal 2006 is well above the market average.

Strategic Objectives for Fiscal 2007

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most network service providers (NSPs) are increasing capital expenditures to upgrade their networks for converged IP services and triple-play offerings. These market forces create needs for differentiated test solutions to help NSPs accelerate deployment and ensure service quality in their network build-outs. In fiscal 2007, we will strengthen our competitive position by leveraging revenue and earnings from operations, both organically and through strategic and selected acquisitions if stringent criteria are met.

As we remain committed to best practice in financial reporting, once again this year, we are providing our investors with our strategic objectives for fiscal 2007 along with key performance metrics. The strategic objectives for fiscal 2007 are the continuity of those of 2006. As always, we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth. In fiscal 2007, we intend to maintain our long-term focus on profitable growth by increasing sales in both divisions through market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

Increase sales through market-share gains

In fiscal 2007, we intend to continue increasing sales through market-share gains. We were among the last companies to be impacted by the telecommunications downturn in 2001 and the first to recover with significant sales growth of 20.5% in fiscal 2004, 30.3% in 2005 and 31.9% in 2006, including 12 consecutive quarters of growth. This remarkable recovery was accomplished mainly through market-share gains, since our end-markets reportedly experienced negative growth in fiscal 2004 and increased in the mid single digits in 2005 and 2006. On the strength of our past and current research and development investment as well as our market position in key areas, we intend to maintain a high growth rate in 2007; more specifically, we aim to achieve this by further increasing our market share in telecom testing - especially in the rapidly growing protocol test segment - and by leveraging core technologies in targeted life sciences and industrial markets.

Maximize profitability

In fiscal 2007, we will focus on accelerating our profitability by increasing our earnings from operations, according to our expected sales growth and our strong focus on operations. In the last few years, our bottom-line improved even faster than our top-line with earnings from operations of 6.3% of sales in fiscal 2006, which included a non-recurring gain of 0.5%. We remain confident that our earnings from operations will continue to improve as various factors are expected to come into play namely, higher-margin protocol and copper access revenues; better absorption of fixed costs on higher sales volumes; specific internal initiatives; and currency stability. This assumes no acquisitions.

Focus on innovation

For fiscal 2007, we will keep our focus on innovation by devoting significant efforts to the development of new and differentiated solutions that support long-term growth and profitability as well as deliver added-value to our customers. Over the past few years, our new products, with their built-in superior performance and lower cost of goods, contributed significantly to raising our gross margin and earnings from operations, while being able to overcome considerable pricing pressure in our industry. In fiscal 2007, we intend to significantly increase our investment in research and development activities in dollars and slightly as a percentage of sales. We also intend to increasingly take advantage of talent pools around the world to cost-effectively design innovative test solutions. Our numerous but focused research and development initiatives should enable our new products to continue gaining traction with customers and lead to further growth, market-share gains and increased profitability in the coming years.

Key Performance Indicators

As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2007. They are summarized as follows:

Strategic objectives for fiscal 2007	Key performance indicators for fiscal 2007
Increase sales through market-share gains	20% sales growth year-over-year
Maximize profitability	7% in earnings from operations
Focus on innovation	35% of sales from new products (on the market two years or less)

Capability to Deliver Results

At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this annual report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, the allowance for doubtful accounts, the amount of tax credits recoverable, the allowance for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

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

Allowance for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

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

Impairment of long-lived assets and goodwill. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting-unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

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

Future income taxes. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. As at August 31, 2006, we had established a full valuation allowance against our future income tax assets. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments - Recognition and Measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity".

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

Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. We will adopt these new standards on September 1, 2007. While we are currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 20 item b) of these consolidated financial statements are expected.

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2006	2005	2004	2006	2005	2004
Sales	$128,253	$97,216	$74,630	100.0%	100.0%	100.0%
Cost of sales (1)	57,275	44,059	34,556	44.7	45.3	46.3
Gross margin	70,978	53,157	40,074	55.3	54.7	53.7
Operating expenses
Selling and administrative	40,298	31,782	25,890	31.4	32.7	34.7
Net research and development	15,404	12,190	12,390	12.0	12.5	16.6
Amortization of property, plant and equipment	3,523	4,256	4,935	2.7	4.4	6.6
Amortization of intangible assets	4,394	4,836	5,080	3.4	5.0	6.8
Impairment of long-lived assets	604	−	620	0.5	−	0.8
Government grants	(1,307)	−	−	(1.0)	−	−
Restructuring and other charges	−	292	1,729	−	0.3	2.3
Total operating expenses	62,916	53,356	50,644	49.0	54.9	67.8
Earnings (loss) from operations	8,062	(199)	(10,570)	6.3	(0.2)	(14.1)
Interest and other income	3,253	2,524	1,438	2.5	2.6	1.9
Foreign exchange loss	(595)	(1,336)	(278)	(0.5)	(1.4)	(0.4)
Earnings (loss) before income taxes	10,720	989	(9,410)	8.3	1.0	(12.6)
Income taxes	2,585	2,623	(986)	2.0	2.7	(1.3)
Net earnings (loss) for the year	$8,135	$(1,634)	$(8,424)	6.3%	(1.7)%	(11.3)%
Basic and diluted net earnings (loss) per share	$0.12	$(0.02)	$(0.13)

Segment information
Sales:
Telecom Division	$107,376	$80,120	$58,882	83.7%	82.4%	78.9%
Life Sciences and Industrial Division	20,877	17,096	15,748	16.3	17.6	21.1
	$128,253	$97,216	$74,630	100.0%	100.0%	100.0%
Operating earnings (loss):
Telecom Division	$6,679	$763	$(5,557)	5.2%	0.8%	(7.4)%
Life Sciences and Industrial Division	1,383	(962)	(5,013)	1.1	(1.0)	(6.7)
	$8,062	$(199)	$(10,570)	6.3%	(0.2)%	(14.1)%
Research and development data
Gross research and development	$19,488	$15,878	$15,668	15.2%	16.3%	21.0%
Net research and development	$15,404	$12,190	$12,390	12.0%	12.5%	16.6%

Consolidated balance sheets data:
Total assets	$219,159	$190,957	$172,791

(1) The cost of sales is exclusive of amortization, shown separately.

SALES

Fiscal 2006 vs. 2005

In fiscal 2006, our global sales increased 31.9% to $128.3 million from $97.2 million in 2005, with an 84%-16% split in favor of our Telecom Division.

Telecom Division

In fiscal 2006, sales of our Telecom Division increased 34.0% to $107.4 million from $80.1 million in 2005.

In fiscal 2006, we leveraged our portfolio of new products and an increased demand for our test solutions, especially in Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC), to increase our year-over-year sales in our Telecom Division. We also consolidated our dominant FTTx market position in the Americas by enabling a Tier-1 carrier to migrate to less expensive test solutions. Although revenues were down at this customer year-over-year, we maintained our market share through the sales of cost-effective test solutions, such as our handheld AXS-100 OTDR, to help it reduce cost of deployments. In addition, the positive spending environment, as well as the market share we believe that we gained in fiscal 2006 for our optical and protocol products, helped us increase our sales of that Division year-over-year. Also, Consultronics contributed about seven months to our Telecom Division, which had a positive impact on our consolidated sales during fiscal 2006. Consultronics’ results have been included in our consolidated statement of earnings since the closing of the acquisition on January 26, 2006. Finally, in fiscal 2006, our top customer accounted for 16.5% of our Telecom sales, compared to 28.2% of sales in 2005, reflecting the diversification of our customer base. In fact, excluding sales to our top customer, our sales to this Division would have increased 56.0% in fiscal 2006, compared to 2005.

Although, in the past few years, our market share in the protocol test market has been modest, our protocol-product results in the second half of fiscal 2006 increased substantially year-over-year, making this sector our fastest-growing line of business. We expect continued strong growth in fiscal 2007 based on our solid product offering in next-generation solutions, which are at the basis of the whole trend toward IP convergence. During the second half of fiscal 2006, we reached a key milestone for our protocol-product development program. More specifically, this consisted in the launch of legacy and next-generation SONET/SDH network test modules for our FTB-200, FTB-400 and IQS-500 platforms. These latest product launches, combined with our existing offering for Ethernet testing (from 10 Mb/s up to 10 Gb/s), Gigabit Ethernet, Fibre Channel test solutions, provide us with an extensive product portfolio to compete against the incumbent players in protocol testing, especially in the network service provider (NSP) market segment, but also to a lesser degree, with system vendors. Among many key differentiators, we believe EXFO now offers the most complete and advanced compact test solutions combining legacy and next-generation SONET/SDH as well as Ethernet test modules for rates up to 10 Gb/s within the same portable platform (i.e., our FTB-400 mainframe and GP-404 module receptacle). In fiscal 2006, sales of our protocol products, which almost doubled compared to 2005, increased to their highest historical levels, representing well above 10% of our optical sales. Based on these data points and given the much larger addressable market for protocol test solutions, we believe that protocol test revenues will increase and grow faster than our optical revenues. On a medium- to long-term basis, we anticipate that revenues from these segments will eventually be equal.

As our newly acquired copper access product line is now better leveraged by EXFO’s global sales channels and improved innovation processes, we intend to strengthen our offering in this market segment.

Life Sciences and Industrial Division

In fiscal 2006, sales of our Life Sciences and Industrial Division increased 22.1% to $20.9 million from $17.1 million in 2005. The increase in sales in fiscal 2006, compared to 2005, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly in Europe and Asia.

Overall, for the two divisions, net accepted orders increased 27.2% to $129.4 million in fiscal 2006 from $101.7 million in 2005, for a book-to-bill ratio of 1.01 in fiscal 2006. Our increase of 27.2% in net accepted orders in fiscal 2006, compared to 2005 reflects the impact of the Consultronics acquisition, an increased demand for our test solutions (especially in EMEA and APAC regions), market-share gains in the telecommunications and life sciences markets as well as the improvement in the telecommunications market environment.

Fiscal 2005 vs. 2004

In fiscal 2005, our global sales increased 30.3% to $97.2 million from $74.6 million in 2004, with an 82%-18% split in favor of our Telecom Division.

Telecom Division

In fiscal 2005, sales of our Telecom Division increased 36.1% to $80.1 million from $58.9 million in 2004. Since the second half of fiscal 2004, we have benefited from an increased demand for our test solutions following the deployment of fiber deeper into access networks (FTTx). In fiscal 2005, we consolidated our leadership position in the FTTx test market by recognizing significant revenue from two leading U.S. carriers deploying fiber in their access networks. Our top customer, who purchased several orders of FTTx test equipment, accounted for 28.2% of telecom sales in fiscal 2005 (17.5% in 2004). In addition, the positive spending environment helped us increase our sales in 2005.

Although sales of our protocol test products increased sequentially each quarter in fiscal 2005 and reached more than 10% of Telecom Division revenues in the fourth quarter of 2005, they still fell below 10% for the whole fiscal year.

Life Sciences and Industrial Division

In fiscal 2005, sales of our Life Sciences and Industrial Division increased 8.6% to $17.1 million from $15.7 million in 2004. The increase in sales in fiscal 2005, compared to 2004, is mainly due to market-share gains in the fluorescence illumination market as well as increased sales activities in the curing market.

Geographic distribution

Fiscal 2006 vs. 2005

During fiscal 2006, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 60%, 25% and 15% of global sales, respectively, compared to 68%, 20% and 12%, respectively in 2005. Although our sales increased in dollars in every geographic area, we made greater progress in EMEA and APAC in fiscal 2006, compared to 2005, where we gained market share in both Divisions. Global sales to these two markets increased 66.9% and 66.4%, respectively in fiscal 2006, compared to 2005. In comparison, our sales to the Americas increased 15.6% year-over-year.

The significant increase in sales in the EMEA market is mainly due to improved market penetration by both divisions, following our efforts to develop this market in the last several quarters. Namely, since the second quarter of fiscal 2006, we were selected as sole-source supplier by a Tier-1 network service provider for all its fiber deployment test applications - including FTTx, further increasing our sales to this market year-over-year.

Over the last several quarters, we strengthened our product offering in APAC, specifically by implementing a multi-tiered platform strategy to meet different customer demands and different price points and by expanding our sales and marketing activities in this region. Our increased focus on and interaction with this market, combined with our enhanced capability to win tenders (which may vary in number and importance) contributed to our growth in the APAC region.

In the Americas, sales to our top customer, who is located in the United States, decreased in fiscal 2006, compared to 2005 as it migrated to lower-priced test solutions, thus affecting our sales to the Americas year-over-year. However, we were able to leverage our customer base and increase our sales to this region in fiscal 2006, compared to 2005. Also, Consultronics, whose customers are mainly in the Americas, helped increase our sales to the Americas in fiscal 2006. In fact, excluding sales to our top customer, our sales to the Americas would have increased 35.1% year-over-year, which is quite remarkable considering that our end-markets increased in mid single digits in 2006.

Fiscal 2005 vs. 2004

During fiscal 2005, sales to the Americas, EMEA and APAC accounted for 68%, 20% and 12% of global sales, respectively, compared to 66%, 18% and 16%, respectively in 2004. Our sales to the Americas, which increased 34% year-over-year, benefited from the recent deployments of fiber deeper in access networks (mainly in the United States). Our sales to EMEA increased more significantly (42%) year-over-year, mainly due to market-share gains in both divisions, following our efforts to develop this important end-market. Finally, our sales to APAC remained flat in dollars year-over-year. A significant portion of our sales to this region of the world are made through price-driven tenders that may vary in number and importance from quarter to quarter. Also, the competitive landscape in this market led to pricing pressure, which prevented us from increasing our sales year-over-year.

Through our two divisions, we sell our products to a broad range of customers, including NSPs, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In fiscal 2006, our top customer accounted for 13.8% of our total sales, compared to 23.3% in 2005 and 13.8% in 2004. In fiscal 2006, our top three customers accounted for 19.4% of our global sales, compared to 28.4% in fiscal 2005 and 20.8% in 2004. Our significant sales increase, despite the fact that our revenue from our top customer was significantly reduced is a good sign that we continued to strengthen our market acceptance, diversify our customer base and reduce our sales concentration with a single customer. This also indicates that our second and third most important customers, who may vary from quarter to quarter, have gained in importance as we continue our diversification efforts.

GROSS MARGIN

Gross margin amounted to 55.3%, 54.7% and 53.7% of sales for fiscal 2006, 2005 and 2004, respectively.

Fiscal 2006 vs. 2005

The increase in our gross margin in fiscal 2006, compared to 2005 can be explained by the following factors. First, we succeeded in increasing the market acceptance of our new products (designed in the last few years) on which we had focused our research and development efforts to simultaneously create lower cost of goods and the most advanced solutions. Second, the significant rise in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Also, we were able to reduce our cost of goods sold by better leveraging our supplier base. Furthermore, streamlined operations following our consolidation action in fiscal 2005 and continued cost-reduction programs allowed us to further improve our gross margin. However, the shift in the geographic distribution of our sales resulted in more sales, in percentage of total sales, made to the EMEA and APAC markets, where gross margins tend to be lower as most of our sales to these markets are made through distribution channels. In addition, we are facing aggressive pricing pressure worldwide. Furthermore, in fiscal 2006, we incurred one-time charges related to the integration of Consultronics manufacturing activities, which reduced our gross margin year-over-year. Finally, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars.

On an ongoing basis, we adjust the design of our products and, over the past few years, we experienced higher sales than expected. Consequently, we were able to reuse excess inventories that were written off during the telecom downturn in 2001 and 2002. Excess inventory reuse accounted for approximately $1.2 million, or 0.9% of sales in fiscal 2006, compared to approximately $1.6 million, or 1.7% of sales in 2005 and approximately $600,000, or 0.8% of sales in 2004. Inventory write-offs recorded during the telecom downturn were based on our best estimate at that time.

Fiscal 2005 vs. 2004

The increase in our gross margin in fiscal 2005, compared to 2004, can be explained by the following factors. First, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with a cost-effective design. Also, the significant rise in sales resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation actions in fiscal 2004 and 2005 and cost-reduction programs allowed us to further improve our gross margin. In addition, the shift in the geographic distribution of our sales resulted in more sales made to the Americas market, where gross margins tend to be higher because we sell direct to the customers. However, a stronger Canadian dollar, compared to the US dollar, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars. As well, the different customer mix and aggressive pricing pressure observed in fiscal 2005 also prevented us from further improving our gross margin.

Outlook for Fiscal 2007

Considering the expected sales growth in fiscal 2007, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our tight control on operating costs as well as the full contribution of Consultronics, whose products have slightly higher margin than our existing ones, we expect our gross margin to improve in 2007 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2007.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $40.3 million, $31.8 million and $25.9 million for fiscal 2006, 2005 and 2004, respectively. As a percentage of sales, selling and administrative expenses amounted to 31.4%, 32.7% and 34.7% for fiscal 2006, 2005 and 2004, respectively.

Fiscal 2006 vs. 2005

The increase in our selling and administrative expenses in dollars in fiscal 2006, compared to 2005, is mainly due to our decision to increase our sales activities to better leverage the significant research and development investments of the prior years, which resulted in higher sales and marketing expenditures (including number of employees). In addition, our commission expenses increased year-over-year due to the increase in sales. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase, as more than half of these are incurred in Canadian dollars. Finally, in fiscal 2006, Consultronics contributed about seven months to our selling and administrative expenses, increasing these expenses year-over-year.

Fiscal 2005 vs. 2004

During fiscal 2005, we also significantly increased our sales activities around the world, which resulted in higher sales and marketing expenditures. In addition, increased sales activities, especially in the Americas market, resulted in higher commission expenses year-over-year. Furthermore, as witnessed in fiscal 2006, the strengthening of the Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase. Also, stock-based compensation costs were higher in fiscal 2005 ($626,000) than in 2004 ($265,000), further increasing our selling and administrative expenses year-over-year. Finally, costs to comply with Section 404 of the Sarbanes-Oxley Act further increased our selling and administrative expenses year-over-year.

For both fiscal 2005 and 2006, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures. In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis.

Outlook for Fiscal 2007

For fiscal 2007, we expect our selling and administrative expenses to increase in dollars, while remaining relatively stable as a percentage of sales. In particular, in fiscal 2007, we will have the full impact of the acquisition of Consultronics on our selling and administrative expenses. Also, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

Gross research and development expenses totaled $19.5 million, $15.9 million and $15.7 million for fiscal 2006, 2005 and 2004, respectively. As a percentage of sales, gross research and development expenses amounted to 15.2%, 16.3% and 21.0% for fiscal 2006, 2005 and 2004, respectively, while net research and development expenses accounted for 12.0%, 12.5% and 16.6% of sales for these respective periods.

Fiscal 2006 vs. 2005

The increase in our gross research and development expenses in dollars in fiscal 2006, compared to 2005, is due to the following reasons. First, in fiscal 2006, Consultronics contributed about seven months to our gross research and development expenses, which caused these expenses to increase year-over-year. In addition, in fiscal 2006, our gross research and development expenses were negatively affected by the increased strength of the Canadian dollar, compared to the US dollar year-over-year. This can be explained by the fact that, following the consolidation of most of our research and development activities in Canada, the majority of our expenses are incurred in Canadian dollars. Finally, mix and timing of research and development projects in fiscal 2006 resulted in more gross research and development expenses during that year compared to 2005 for both divisions.

The decrease in gross research and development expenses as a percentage of sales in fiscal 2006, compared to 2005, is directly related to the significant increase in sales year-over-year.

Fiscal 2005 vs. 2004

As mentioned above, we incur most of our gross research and development expenses in Canadian dollars. Consequently, the significant increase in the strength of the Canadian dollar, compared to the US dollar year-over-year, caused our gross research and development expenses to increase in fiscal 2005, compared to 2004. However, this increase was mostly offset by the decrease in our gross research and development expenses in our Life Sciences and Industrial Division following the consolidation of this division in Toronto. The decrease in our gross research and development expenses as a percentage of sales in fiscal 2005 compared to 2004, is directly attributable to the significant increase in sales year-over-year while these expenses remained relatively flat.

Tax credits and grants

Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $4.1 million, $3.7 million and $3.3 million for fiscal 2006, 2005 and 2004, respectively. As a percentage of gross research and development expenses, tax credits and grants amounted to 21.0%, 23.2% and 20.9% for fiscal 2006, 2005 and 2004, respectively.

Fiscal 2006 vs. 2005

The increase in our tax credits in dollars in fiscal 2006, compared to 2005, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were also entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar, year-over-year, resulted in higher tax credits since these credits are earned in Canada. However, our tax credits decreased as a percentage of gross research and development expense. Indeed, following the acquisition of Consultronics, we incurred less gross expenses entitling to tax credits since a part of Consultronics research and development activities were held outside Canada and Quebec. In addition, a mix of research and development projects resulted in a lower proportion of expenses being eligible to tax credits in fiscal 2006, compared to 2005.

Fiscal 2005 vs. 2004

The increase in our tax credits in fiscal 2005, compared to 2004, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were entitled to similar grant programs and tax credits year-over-year. Following the consolidation of our research and development activities in Canada, we incurred most of our research and development expenses in Canada, where we are entitled to research and development tax credits. In addition, the increased strength of the Canadian dollar, compared to the US dollar, year-over-year, resulted in higher tax credits since these credits are earned in Canada.

We still invested significantly in research and development activities in fiscal 2006 as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of EXFO.

Outlook for Fiscal 2007

For fiscal 2007, we intend to significantly increase our research and development expenses in dollars and slightly in percentage of sales, given our focus on innovation, our desire to gain market share, our goal to exceed customer needs and expectations and the full impact of the acquisition of Consultronics. We also intend to increasingly take advantage of talent pools around the world to cost-effectively design innovative test solutions. Finally, any further increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For fiscal 2006, amortization of property, plant and equipment was $3.5 million, compared to $4.3 million in 2005 and $4.9 million in 2004. The decrease in amortization expenses over the last two fiscal years, despite the increase in the strength of the Canadian dollar compared to the US dollar as well as the acquisition of Consultronics in 2006 is mainly due to the fact that some of our property, plant and equipment became fully amortized over the last three years.

Outlook for Fiscal 2007

For fiscal 2007, despite a potential increase in the strength of the Canadian dollar and the full impact of the acquisition of Consultronics, we expect the amortization of property, plant and equipment to decrease compared to 2006 considering that some of these assets became fully amortized in 2006 or will become fully amortized in 2007.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $4.4 million, $4.8 million and $5.1 million for fiscal 2006, 2005 and 2004, respectively. The decrease in amortization expenses in the last two fiscal years, despite the increased strength of the Canadian dollar compared to the US dollar and the acquisition of Consultronics in 2006 is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005 and 2006; namely, those related to the acquisition of EXFO Burleigh and EXFO Photonics Solutions.

Outlook for Fiscal 2007

For fiscal 2007, despite a potential increase in the strength of the Canadian dollar and the full impact of the acquisition of Consultronics, we expect the amortization of intangible assets to approximate $3.0 million considering that some core technologies will become fully amortized in 2007; namely, those related to our protocol business. This assumes no acquisitions will be made during this period.

IMPAIRMENT OF LONG-LIVED ASSETS

Fiscal 2006

In June 2006, we entered into an agreement to sell our building located in Rochester, New York, along with some equipment and we recorded an impairment charge of $604,000 in the third quarter of fiscal 2006, representing the excess of the carrying value of these assets over the net expected selling price of $1.2 million. The sale of these assets was finalized in the fourth quarter of 2006 for the net expected selling price. This amount is included in the other receivables in the balance sheet as at August 31, 2006, and will be recovered in the first quarter of fiscal 2007. These assets report to the Life Sciences and Industrial Division. As at August 31, 2005, this building was shown as a long-lived asset held for sale in the balance sheet.

Fiscal 2004

In fiscal 2004, we put one of our buildings located in Quebec City, Canada, up for sale and received, at the beginning of 2005, a formal purchase offer for this building. Based on that offer, we concluded that the building was impaired and we recorded an impairment charge of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal offer were not met and the offer was declined. During fiscal 2005, we withdrew the building from the market. This building reports to the Telecom Division.

In May of each of the reporting years, we performed our annual impairment test for goodwill and concluded that it was not impaired. Goodwill will be reviewed for impairment in May 2007, or prior if events or circumstances indicate it might be impaired.

GOVERNMENT GRANTS

During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2.2 million (US$2.0 million) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

Since the beginning of the program, we have claimed and received the maximum amount of CA$2.2 million. However, these grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred in the balance sheet CA$1.5 million (US$1.3 million) until we received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted us with its final approval and we recorded non-recurring revenue of CA$1.5 million (US$1.3 million) in the earnings from operations in the statement of earnings of that period.

RESTRUCTURING AND OTHER CHARGES

Fiscal 2004 and 2005

In fiscal 2004, the Board of Directors approved a restructuring plan to consolidate the operations of our Life Sciences and Industrial Division, transferring our Rochester, New York, operations mainly to EXFO Photonic Solutions facilities in Toronto. The consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, we incurred $2.5 million in restructuring and other charges, from which $2.0 million was recorded in fiscal 2004 and the remaining of $482,000 was recorded in fiscal 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees at the Rochester facilities; $1.3 million mainly for the impairment of the EXFO Burleigh building; and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

Finally, in fiscal 2005 and 2004, we recorded adjustments of $190,000 and $304,000, respectively, to the fiscal 2003 and 2001 plans because actual charges, mainly for leased equipment, were lower than expected.

Our restructuring plans and cost-reduction measures represented our best efforts to respond to the difficult market conditions of recent years. Although we believe that such restructuring actions were appropriate and delivered the expected results, changes in market or industry conditions may lead us to incur additional restructuring actions and cost-reduction measures in the coming years.

INTEREST AND OTHER INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $3.3 million, $2.5 million and $1.4 million for fiscal 2006, 2005 and 2004, respectively. The increase in our interest income in fiscal 2006, compared to 2005, is mainly due to the increase in interest rates year-over-year. Also, despite the cash payment of $18.1 million for the acquisition of Consultronics in January 2006, our average cash position increased in fiscal 2006 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

The increase in interest income in fiscal 2005, compared to 2004, is due in part to the increase in our average cash position following our public offering in February 2004, the cash flows from operating activities and the increase in interest rates year-over-year.

Outlook for fiscal 2007

Assuming no acquisitions are made in fiscal 2007, we expect our interest income to remain relatively flat, compared to 2006, assuming stability in interest rates.

FOREIGN EXCHANGE LOSS

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

Foreign exchange loss amounted to $595,000, $1.3 million and $278,000 for fiscal 2006, 2005 and 2004, respectively.

The significant exchange losses recorded in fiscal 2005 and 2006 are the result of the significant increase in the value of the Canadian dollar, compared to the US dollar, during these periods. However, the increase in the value of the Canadian dollar was more significant in fiscal 2005, compared to 2006, which resulted in a higher exchange loss in 2005. For instance, the year-end exchange rate was CA$1.3167 = US$1.00 in fiscal 2004, compared to CA$1.1889 = US$1.00 in 2005, representing an increase of 10.7% year-over-year. This compares to a year-end exchange rate of CA$1.1066 = US$1.00 in fiscal 2006, which resulted in an increase of 7.4%, compared to 2005. Also, the average exchange rate was CA$1.2315 = US$1.00 in fiscal 2005, compared to CA$1.1481 = US$1.00 in 2006. On the other hand, higher levels of activity in fiscal 2006, compared to 2005, contributed to the increase in exchange loss in 2006.

During fiscal 2004, the Canadian dollar value remained relatively stable compared to the US dollar, throughout the year, resulting in a slight exchange loss during that year.

It should be noted that additional foreign exchange rate fluctuations flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

Our income tax expense was $2.6 million in fiscal 2006 and 2005, compared to an income tax recovery of $986,000 in 2004.

Most of the income tax expenses recorded in fiscal 2005 and 2006 represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

The income tax recovery recorded in fiscal 2004 is mainly due to the $1.4 million of unusual income tax recovery recorded during that year, offset in part by income taxes payable in some specific tax jurisdictions, mainly at the Canadian federal level. The income taxes payable at the Canadian federal level, were also reduced by research and development tax credits recorded against gross research and development expenses. The unusual tax recovery was due to the receipt, during that period, of income taxes paid in previous periods following the reception of a tax assessment.

We record a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once we will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates. Please refer to note 16 of our consolidated financial statements included elsewhere in this annual report for a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2006, cash and short-term investments consisted of $111.3 million, almost flat compared to 2005, while our working capital was at $144.0 million. During fiscal 2006, operating activities generated $12.3 million in cash. In addition, we recorded an unrealized foreign exchange gain of $7.9 million on our cash and short-term investments. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet. On the other hand, we made cash payments of $18.1 million and $3.4 million for the acquisition of Consultronics and for the purchase of property, plant and equipment, respectively.

Our short-term investments consist of commercial paper issued by nine (six as of August 31, 2005) quality, high-credit corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets, we have unused available lines of credit of $11.2 million for working capital and other general corporate purposes and an unused line of credit of $11.2 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

The following table summarizes our commitments as at August 31, 2006:

Year ending August 31,	2007	2008	2009	2010		2011 and later	Total

Long-term debt	$107,000	$113,000	$118,000	$123,000	$	−	$461,000
Operating leases	1,748,000	1,223,000	1,177,000	1,200,000		1,540,000	6,888,000

Total commitments	$1,855,000	$1,336,000	$1,295,000	$1,323,000		$1,540,000	$7,349,000

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows provided by operating activities were $12.3 million in fiscal 2006, compared to $14.0 million in 2005 and $751,000 in 2004. Cash flows provided by operating activities in fiscal 2006 were mainly attributable to the net earnings before items not affecting cash of $16.9 million, less the negative net change in non-cash operating items of $4.7 million. Our accounts receivable and our inventories increased in fiscal 2006, resulting in negative effects on cash flows of $2.6 million and $2.3 million, respectively. The increase in sales year-over-year explains the increase in accounts receivable. Also, larger sales activities in fiscal 2006 resulted in higher inventory levels in 2006 in order to sustain these increased sales activities.

Cash flows provided by operating activities in fiscal 2005 were mainly attributable to the net earnings before items not affecting cash of $9.1 million and the positive net change in non-cash operating items of $4.9 million. This net change in non-cash operating items is mainly due to the decrease of $6.1 million in our income taxes and tax credits recoverable following the recovery, during that year, of income taxes and tax credits from previous periods. On the other hand, our accounts receivable and our inventories increased by $838,000 and $699,000, respectively. The increase in our accounts receivable is related to the increase in sales year-over-year. Our inventories slightly increased despite the significant rise in sales due to tight inventory management.

Investing Activities

Cash flows used by investing activities were $13.2 million in fiscal 2006, compared to $13.0 million in 2005 and $29.7 million in 2004.

In fiscal 2006, we made cash payments of $18.1 million and $3.4 million for the acquisition of Consultronics and the purchase of property, plant and equipment, respectively. In order to finance a part of these payments, we disposed of $8.2 million worth of short-term investments. We paid the remaining with cash flows from operating activities and cash on hand.

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

As at August 31, 2006, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates:	Contractual amounts	Weighted average contractual forward rates
September 2006 to August 2007	$37,000,000	1.1676
September 2007 to June 2009	26,800,000	1.1261

As at August 31, 2006, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $5.5 million ($2.9 million as at August 31, 2005).

CONTINGENCY

As discussed in note 12 to our consolidated financial statements included elsewhere in this annual report, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.

In June 2003, a committee of the EXFO’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXFO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO’s insurance carriers.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005.  A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court. If the court determines that the settlement is fair to the class members, the settlement will be approved. The settlement provides that, if the plaintiffs do not obtain any recovery from the underwriter defendants, the members of the class action would receive an amount not expected to exceed $2,507,678. Any direct financial impact plus any legal fees are expected to be borne by EXFO’s insurance carriers. However, there can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, EXFO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2006.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at November 1, 2006, EXFO had 37,143,000 multiple voting shares outstanding, entitling to 10 votes each and 31,632,857 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,882,369 as at November 1, 2006. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of our Board of Directors and to Management and Corporate Officers of us and our subsidiaries as at November 1, 2006:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price
Chairman of the Board, President and CEO (one individual)	179,642	7%	$9.05
Board of Directors (five individuals)	194,375	8%	$6.23
Management and Corporate Officers (eight individuals)	313,836	13%	$15.42
	687,853	28%	$11.16

Restricted Share Units (RSUs)	Number	% of issued and outstanding
Chairman of the Board, President and CEO (one individual)	59,913	14%
Management and Corporate Officers (ten individuals)	255,616	60%
	315,529	74%

Deferred Share Units (DSUs)	Number	% of issued and outstanding
Board of Directors (five individuals)	43,290	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2006, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. These off-balance sheet arrangements are respectively described in detail in notes 12 and 18 to our consolidated financial statements, included elsewhere in this annual report.

VARIABLE INTEREST ENTITY

As of August 31, 2006, we did not have interests in any variable interest entities.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2006.

Name and Municipality of Residence	Positions with EXFO
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development, Telecom Division
NORMAND DUROCHER St-Sauveur, Quebec	Vice-President, Human Resources
ALLAN FIRHOJ Georgestown, Ontario	Vice-President and General Manager, Life Sciences and Industrial Division
ROBERT FITTS Minesing, Ontario	Vice-President, Product Management - Copper Access Products
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Product Management - Optical and Protocol Products
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Telecom Manufacturing Operations
JUAN-FELIPE GONZÁLEZ Montreal, Quebec	Vice-President, Telecom Sales - International
GERMAIN LAMONDE Quebec City, Quebec	Chairman of the Board, President and Chief Executive Officer
PIERRE MARCOUILLER Magog, Quebec	Independent Director
GUY MARIER Lakefield Gore, Quebec	Independent Director
PIERRE PLAMONDON, CA Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Quebec City, Quebec	Corporate Secretary and Legal Counsel
DAVID A. THOMPSON Newton, North Carolina	Independent Director
ANDRÉ TREMBLAY Outremont, Quebec	Independent Director
MICHAEL UNGER Richmond Hill, Ontario	Independent Lead Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Telecom Sales - North America

The address of each of our executive officers, senior managers and Directors is c/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Quebec, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and Directors.

Stephen Bull was appointed our Vice-President, Research and Development in December 1999. He joined us in July 1995 and held the positions of Assistant Director-Engineering from September 1997 to December 1999 and Group Leader (Engineering Management) from July 1995 to September 1997. From June 1990 to March 1995, Mr. Bull held the position of General Manager and Managing Director for Space Research Corporation, a military engineering company in Belgium. Mr. Bull holds a bachelor’s degree in Electrical Engineering from Laval University in Quebec City, Canada.

Normand Durocher was appointed Vice-President of Human Resources in April 2004. In addition to managing our human resources team, his main responsibility is to develop and implement a human resources plan that supports EXFO’s business strategy. Mr. Durocher began his career in labor relations in the Cable division of Nortel and then took on several key roles at Nortel Networks and Nordx/CDT, all relating to human resources and operations. Since then, Normand Durocher has accumulated more than 25 years’ experience in operations and human resources management within the telecommunications industry. Prior to joining EXFO, Mr. Durocher ran his own human resources consulting business. Normand Durocher holds a Bachelor of Science from the Université de Montréal and also completed the Advanced Human Resources program at Dalhousie University in Halifax, Nova Scotia, Canada

Allan Firhoj was appointed Vice-President and General Manager, Life Sciences and Industrial Division in July 2003. Prior to that, he held the position of General Manager of EXFO Photonic Solutions Inc. since November 2001. He is responsible for the overall strategic direction and management of the Life Sciences and Industrial Division. Mr. Firhoj joined EFOS Inc. in 1996, where he was responsible for Sales, Marketing and Business Development of the Dental Curing-Products Division. Following the sale of this division to Dentsply International in 1997, he was appointed Director of Marketing and Business Development. Mr. Firhoj continued in this capacity until being appointed to the position of General Manager of EXFO Photonic Solutions Inc. Prior to joining us, Mr. Firhoj spent six years with The Horn Group, a plastics business involved in medical devices/instrumentation and office communication equipment. He successively held the positions of ISO 9000 Implementation Manager, Technical Sales Manager as well as Marketing and Business Development Manager. In this latter role, he successfully contributed to increasing sales in their medical market by an annual average of 60% during a three-year period. Mr. Firhoj holds a bachelor’s degree in Political Science from Bishop’s University in Lennoxville, Quebec.

Robert Fitts has been Vice-President, Product Management - Copper Access Products, since our acquisition of Consultronics in January 2006. His main role is to establish the marketing direction of the copper access product line, which includes defining the features of these products so as to ensure their success with customers. Prior to his appointment with us, Mr. Fitts was Executive Vice-President at Consultronics, where he began his accomplished and long-standing career 23 years earlier. Mr. Fitts has extensive experience in the telecommunications testing industry and, more specifically, has been an active participant in the field of local-loop testing, DSL, IPTV and VoIP. Robert Fitts attended the University of Guelph in Ontario, Canada, and has a degree in electrical engineering (computer option) technology from Fleming College, near Toronto, Canada. Mr. Fitts is also a graduate of the executive program at Queens University School of Business, located in Kingston, Ontario.

Étienne Gagnon was appointed Vice-President, Product Management - Optical and Protocol Products in June 2006. Prior to that he had been our Vice-President of Optical-Layer Product Management and Customer Service since May 2003. Mr. Étienne Gagon is not related to Mr. Luc Gagnon. He is responsible for EXFO’s general marketing direction, on both the product level and communications level, and also oversees our customer service department. For nearly three years, before returning to EXFO in early 2003, Mr. Gagnon was Vice-President of Sales and Marketing at TeraXion, an optical component manufacturer based in Quebec City. Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO’s European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the Director of our Outside Plant division in 1998, and remained in that function until he joined TeraXion in 2000. Mr. Gagnon holds a bachelor’s degree in Mechanical Engineering from the Ecole Polytechnique School of Engineering (University of Montreal), and a master’s degree in European Business from the Ecole nationale supérieure des télécommunications in France.

Luc Gagnon was appointed Vice-President, Telecom Manufacturing Operations in May 2003. Mr. Luc Gagnon is not related to Mr. Étienne Gagnon. He is responsible for ensuring the smooth operation of all manufacturing activities, which include production, purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, as well as material resources. Prior to his recent nomination, Mr. Gagnon held the position of Production Director since 2000. Before joining EXFO, he had similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for MITEL from 1991 to 1993. Mr. Gagnon holds a bachelor’s degree in electrical engineering and master’s degree in engineering, both from the Université de Sherbrooke, in Canada.

Juan-Felipe González was appointed Vice-President, Telecom Sales - International in August 2006. Prior to that he had been our Vice-President, Global Telecom Sales since July 2003 and our Vice-President, International Sales since September 1998. From January 1997 to September 1998, he was our International Sales Director and, from September 1993 to January 1997, our Sales Manager for Latin America and the Caribbean. Prior to joining us in September 1993, Mr. González was Marketing and Sales Director at Reyde, Barcelona, a plastics technical product corporation in Spain. Mr. González holds a bachelor’s degree in Industrial Chemistry from Complutense University of Madrid in Spain and a master’s degree in Business Administration from the School of Industrial Organization in Spain.

Germain Lamonde, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception in 1985. Mr. Lamonde is responsible for the overall management and direction of EXFO and its subsidiaries. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada. He is also a founding member and Governor of the Canadian-based International Institute of Telecommunications and an Emeritus Member of the Canadian Academy of Engineering. Mr. Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering, a master’s degree in optics from Laval University, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario.

Pierre Marcouiller has served as our Director since May 2000. Mr. Marcouiller is Chairman of the Board and Chief Executive Officer of Camoplast Inc., an international manufacturer specialized in industrial manufacturing of rubber tracks, molded composite and thermoplastic components and off-road tracked vehicles. He is the founder and has been the sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996. Mr. Marcouiller worked with Venmar Ventilation Inc., a private ventilation equipment manufacturer, from January 1983 to December 1996. From 1991 to 1996, he was the controlling shareholder of Venmar, where he also held the position of President and General Manager from 1986 to 1996. Mr. Marcouiller is also a Director of Héroux-Devtek Inc., a public company specialized in the design, development and manufacturing of aerospace, defense and industrial products; more specifically in landing gear, aerostructure and gas turbine components. Mr. Marcouiller also holds Directorships in other privately held companies. Pierre Marcouiller holds a bachelor’s degree in business administration from Université du Québec in Trois-Rivières and a MBA from Université de Sherbrooke, both in Canada.

Guy Marier has served as our Director since January 2004. Formerly President of Bell Québec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office of Bell Québec, before retiring at the end of 2003. Mr. Marier began at Bell Canada in 1970 and quickly became an executive. From 1988 to 1990, he headed up Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec, a subsidiary of Bell Canada. He then returned to the parent company to hold various senior management positions. Mr. Marier was appointed to our Board of Directors in January 2004 and also sits on the Board of Bell Nordiq, a wholly-owned subsidiary of Bell Canada that manages the business and affairs of both Télébec L.P. and NorthernTel L.P. Mr. Marier holds a bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Pierre Plamondon has been our Vice-President, Finance and Chief Financial Officer since January 1996 and was a Director from December 1999 to May 2000. Prior to joining us, Mr. Plamondon served as senior manager for Price Waterhouse, from September 1981 to December 1995 in Canada and France. Mr. Plamondon holds a bachelor’s degree in Business Administration and a license in Accounting, both from Laval University in Quebec City, Canada. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983 and a member of the Board of Directors of SOVAR Inc. (Société de valorisation des applications de la recherche de l’Université Laval) since December 2000.

Benoit Ringuette has been our in-house Legal Counsel and Corporate Secretary since April 2004. Prior to joining EXFO, Mr. Ringuette practiced mainly in commercial, corporate and securities law from 1998 to 2003 as an associate in the law firms of O’Brien, Flynn Rivard in Quebec City and Desjardins Ducharme in Quebec City. Mr. Ringuette has been a member of the Quebec Bar since 1998. Mr. Ringuette holds a bachelor’s degree in Civil Law from Laval University in Quebec City, Canada.

David A. Thompson has served as our Director since June 2000. Dr. David A. Thompson is currently Vice-President and Director of Hardware & Equipment Technology Strategy at Corning Cable Systems, where he has held this position since January 2002. Prior to this nomination, he acted as Corning Incorporated’s Division Vice-President for the Strategic Planning & Innovation Effectiveness in Research, Development and Engineering. Dr. Thompson first joined Corning Incorporated’s Research and Development Division in 1976 as a Senior Chemist in glass research. He then took on several technology Directorship and strategic planning roles for Corning’s Component and Photonics Technologies Divisions between 1988 and 1998; and, in 1999, he was appointed technical leader for the creation of the new Samsung-Corning Micro-Optics joint venture. David A. Thompson holds a Bachelor of Science in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan. He holds 13 patents and has over 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.

André Tremblay has served as our Director since June 2000. Mr. Tremblay is a Founder and Managing Partner of Trio Capital Inc, a private equity fund management company. He has more than 20 years experience in the telecommunications industry, having been actively involved in the conception, financing and management of several companies. As a special advisor to the President of Telesystem Ltd., and as President of Telesystem Enterprises Ltd. from 1992 to 1998, he managed a portfolio of telecommunication companies. For almost 10 years, he served as President and Chief Executive Officer of Microcell Telecommunications, a wireless network and service provider, which he led from its inception on through the different phases of its evolution. During that time, he has also provided early-stage financing, along with strategic advice and direction, for start-up technology firms. In 2005, he was appointed by Canada’s Industry Minister as member of the Telecommunications Policy Review Panel to make recommendations on how to modernize Canada’s telecommunication policies and regulatory framework. André Tremblay holds bachelor’s degrees in management and in accounting from Laval University, a master’s degree in taxation from Université de Sherbrooke, and is also a graduate of Harvard Business School’s Advanced Management Program.

Michael Unger has served as our Director since May 2000. He worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger’s most recent position was President of Nortel’s Optical Networks Business Unit, a position he held from May 1998 to April 2000. Prior to this appointment, Mr. Unger was Nortel’s Group Vice-President, Transport Networks from March 1990 to May 1998. Mr. Unger also serves on the Board of Directors and Human Resources Committee of Tundra Semiconductor Corporation, a publicly traded company with its shares listed on The Toronto Stock Exchange that designs, develops and markets networking and network access technology for use by communications infrastructure equipment companies. He also chairs the Audit Committee of Nakina Systems and serves on the Boards and Committees of several other privately-held companies active in the areas of photonic and optical components, optical network systems and solutions for cable operators and other communications service providers. Mr. Unger holds a Bachelor of Science from Concordia University and has successfully completed several accounting credits, also given by Concordia University in Montreal, Canada. In addition, Mr. Unger holds an executive MBA from the University of Western Ontario.

Dana Yearian was appointed our Vice President, Telecom Sales − North America in August, 2006. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across North America. Mr. Yearian oversees all sales-related functions for EXFO North America including sales operations, global account management, and partner programs. As a member of the Strategy and Management committees, he also develops corporate strategy for us. From 2005 to 2006, Mr. Yearian held the position of Vice-President of Sales at Spirent Communications Service Assurance Division. In 2003, Mr. Yearian founded The Katrixx Group which provided consulting and contracting services to high-technology companies. Before founding his company, Mr. Yearian worked as Vice President of Sales at Acterna Corp from 1991 to 2003. He led both North American and International sales and support operations of Acterna’s multiple testing solutions. Prior to working for Acterna, Mr. Yearian held various executive positions at Toshiba America, Silicon Sensors (Advanced Photonix, Inc.), and Impell Corporation (ABB Ltd.). Dana Yearian holds a bachelor's degree in electrical engineering from the Illinois Institute of Technology, Chicago, Illinois and has completed MBA course work at DePaul University.

Term of Executive Officers

Executive officers are appointed annually by the Board of Directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.   Compensation

Director Compensation

In the financial year ended August 31, 2006, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSU”) as chosen by the Director pursuant to the Deferred Share Unit Plan.

Annual Retainer for Directors: (1)	CA$50,000 (2)	US$43,550 (3)
Annual Retainer for Committee Chairman:	CA$5,000	US$4,355 (3)
Annual Retainer for Committee Members:	CA$3,000	US$2,613 (3)
Fees for all Meetings Attended per day in Person:	CA$1,000	US$871 (3)
Fees for all Meetings Attended per day by Telephone:	CA$500	US$436 (3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units.
(2)	The Annual Retainer for Mr. David A. Thompson is US$50,000 (CA$57,405).
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1481 = US$1.00 for 2006.

In the financial year ended August 31, 2006, the Directors who were not employees received the following compensation in the form indicated:

Name	Annual Compensation Paid in Cash (US$) (1)	Annual Compensation Paid in DSUs (#) (2)	Estimated Value of DSUs at the time of grant (US$) (3)	Total Attendance Fees Paid in Cash (US$) (1)
Pierre Marcouiller (4)	27,001	3,812	21,775	6,533
Guy Marier (4)	27,001	3,812	21,775	6,968
David A. Thompson (5)	27,613	4,308	25,000	3,049
André Tremblay (6)	28,743	3,812	21,775	6,097
Michael Unger (7)	28,743	3,812	21,775	6,533

(1)
The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1481 = US$1.00 for 2006, except for Mr. David A. Thompson who is paid in U.S. dollars for the portion of his annual retainer for Director. The Annual Compensation includes, as the case may be, the retainer for Director, Committee Members and Committee Chairman.

(2)	Indicates the number of Subordinate Voting Shares granted under the Deferred Share Unit Plan. A DSU is converted in a Subordinate Voting Share when a Director ceases to be a member of the Board.
(3)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(4)	Member of the Audit Committee and the Human Resources Committee.
(5)	Member of the Human Resources Committee.
(6)	Member of the Human Resources Committee and Chairman of the Audit Committee.
(7)	Member of the Audit Committee, Chairman of the Human Resources Committee and Lead Director.

Executive Compensation

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer, the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options or Restricted Share Units (“RSUs”) granted, and other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($)	Securities Under Options (3) (#)	Restricted Share Units (4) (#)	All Other Compensation ($)
Germain Lamonde, President and Chief Executive Officer	2006	271,753 (US) 312,000 (CA)	147,558 (US) 169,412 (CA)	−	11,218	21,477	−
	2005	243,605 (US) 300,000 (CA)	121,729 (US) 149,909 (CA)	−	17,942	13,089	−
	2004	206,751 (US) 275,000 (CA)	57,115 (US) 75,969 (CA)	−	−	−	−
Pierre Plamondon, Vice-President Finance and Chief Financial Officer	2006	165,691 (US) 190,230 (CA)	60,167 (US) 69,078 (CA)	−	3,653	6,994	4,283 (US) (5) 4,918 (CA)
	2005	151,441 (US) 186,500 (CA)	48,735 (US) 60,017 (CA)	−	5,383	33,927	2,316 (US) (5) 2,852 (CA)
	2004	135,328 (US) 180,000 (CA)	17,451 (US) 23,211 (CA)	−	−	−	1,429 (US) (5) 1,901 (CA)

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($)	Securities Under Options (3) (#)	Restricted Share Units (4) (#)	All Other Compensation ($)
Juan-Felipe Gonzalez, Vice-President Telecom Sales - International	2006	272,518 (US) 312,878 (CA)	12,891 (US) 14,800 (CA)	−	3,505	6,716	−
	2005	246,323 (US) 303,347 (CA)	6,015 (US) 7,407 (CA)	−	5,482	33,998	−
	2004	231,597 (US) 308,047 (CA)	563,867 (US) 750,000 (CA) (6)	−	−	−	−
Allan Firhoj, Vice-President and General Manager, Life Sciences and Industrial Division	2006	139,361 (US) 160,000 (CA)	40,632 (US) 46,650 (CA)	−	2,404	4,602	−
	2005	123,153 (US) 151,663 (CA)	18,355 (US) 22,604 (CA)	−	2,512	12,443	−
	2004	107,796 (US) 143,379 (CA)	18,890 (US) 25,125 (CA)	−	−	−	−
Dana Yearian, Vice-President Telecom Sales - North America	2006	173,424 (US) (7) 199,109 (CA)	− −	−	−	5,000	236 (US) (5) 270 (CA)
	2005	− −	− −	−	−	−	-
	2004	- -	- -	-	-	-	-

(1)
The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1481 = US$1.00 for 2006, CA$1.2315 = US$1.00 for 2005 and CA$1.3301 = US$1.00 for 2004. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

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

(6)
Pursuant to the terms of his employment agreement, Mr. Juan-Felipe Gonzalez receive a cash payment of CA$750,000 because he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CA$500,000 was disbursed on October 17 2003 and the remaining CA$250,000 was disbursed on January 25, 2004.

(7)
This amount represents Mr. Yearian’s annual base salary. Since Mr. Yearian joined the Corporation on August 14, 2006, the base salary paid to Mr. Yearian for the financial year ended August 31, 2006 amounted to US$7,851 (CA$9,014).

Employment Agreements

We have an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of our share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options and RSUs.

We also have employment agreements with Mr. Pierre Plamondon, Mr. Juan-Felipe Gonzalez, Mr. Dana Yearian and Mr. Allan Firhoj.

The employment agreement with Mr. Pierre Plamondon, our Vice-President, Finance and Chief Financial Officer is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments which in no case exceeding 18 months of the current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

The agreement with Mr. Gonzalez provided for Mr. Gonzalez’s employment as Vice-President Telecom Sales - International. In the event Mr. Gonzalez’s employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to us, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and compensation is reviewed annually.

The employment agreement with Mr. Allan Firhoj, our Vice-President and General Director, Life Sciences and Industrial Division is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Firhoj’s employment without cause, Mr. Firhoj will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Firhoj’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

The employment agreement with Mr. Dana Yearian, our Vice-President, Telecom Sales - North America is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

Key Elements and Policies for Compensation of Executive Officers

Our executive compensation plans are designed to attract, retain and motivate key executives who directly impact our long-term success and the creation of shareholder value. In determining executive compensation, the Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both corporation and individual results based on specific quantitative and qualitative objectives established at the start of each financial year in keeping with our long-term strategic objectives.

•
Aligned with shareholder interests: A significant proportion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of our results relative to the results of peers.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

The key elements of our 2006 executive compensation program were base salary, the Short Term Incentive Plan, and stock-based incentive compensation delivered through the Long Term Incentive Plan. To determine appropriate compensation levels for each pay component, the Committee considered all elements of the executive compensation program. The Committee did not assign specific weightings to any key element of our 2006 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, we take into consideration responsibilities, job descriptions and salaries paid by other similar Canadian organizations for positions similar in magnitude, scope and complexity. The Committee’s objective is to align executive compensation levels with the median compensation offered within a reference group of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Committee reviews the base salary of each senior officer on an annual basis and recommends that our Board approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The short-term incentive plan (“STIP”) provides senior executives with the opportunity to earn annual bonuses based on our financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

Target payout levels for Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2006 were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. The minimum, target and maximum payouts to senior officers under the STIP (expressed as a percentage of their base salary) for 2006 were as follows:

Our President and Chief Executive Officer, Mr. Germain Lamonde, has a short term incentive target of 50% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Chief Financial Officer, Mr. Pierre Plamondon, has a short term incentive target of 35% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Vice-President and General Manager, Life Sciences and Industrial Division, Mr. Allan Firhoj, has a short term incentive target of 30% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Measure	Weighting Mr. Lamonde and Mr. Plamondon	Weighting Mr. Firhoj
Sales	35%	30%
Earnings	15%	25%
Gross margin	25%	25%
Customer satisfaction (quality and on time delivery)	25%	20%
Personal objectives (multiplier)	0% - 125%	0% - 125%

Our Vice-President, Telecom Sales - International, Mr. Juan-Felipe Gonzalez, and Vice-President, Telecom Sales - North America, Mr. Dana Yearian, do not participate in the short term incentive plan that is available to our other senior executives. Instead, Mr. Gonzalez and Mr. Yearian participate in our sales incentive plan (SIP). Under the SIP, Mr. Gonzales and Mr. Yearian have target incentives of 40% of their annual base salaries. The SIP is based 40% on the achievement of revenue targets (billings), 40% on margin targets and 20% on sales quotas achievements.

Long-Term Incentive Compensation

Long-Term Incentive Plan

We have a Long-Term Incentive Plan for our Directors, executive officers, employees and consultants and those of our subsidiaries as determined by our Board of Directors, to attract and retain competent Directors, executive officers, employees and consultants motivated to work toward ensuring our success and to encourage them to acquire our shares. A copy of the Long-Term Incentive Plan has been filed as exhibit 4.35 to last year annual report.

The principal component of the long-term incentive compensation that we offer is made up of the Long-Term Incentive Plan for directors, officers, employees and consultants of us and our subsidiaries.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of our shareholders. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. Our Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which our securities are then traded and with all relevant securities legislation.

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. Our Board of Directors, upon recommendation of the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2006, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. A portion of the target RSU awards are fixed, in order to encourage executive retention over the longer term, and the balance are made at, above, or below target levels based on merit, as determined by each executive's individual performance over the previous year.

The exercise price of the options is determined by our Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At the end of our financial year ended August 31, 2006, there were a total of 2,439,375 options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.56 (CA$20.26).

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2006, there were a total of 327,877 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.03 (CA$5.95) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.2% of our issued and outstanding voting shares as of November 1, 2006. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Some options granted to Directors and employees vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial years ended August 31, 2006 and August 31, 2005 vest on the fifth anniversary date of the grant respectively in December 2005 and in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade our Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with us or one of our subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with us or one of our subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of our Board of Directors or one of our subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by our Board of Directors.); (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with us or one of our subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with us or one of our subsidiaries.

Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with us or one of our subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

The following table summarizes information about stock options granted to the members of our Board of Directors, and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2006:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	7.36%	9.05
Board of Directors (five individuals)	194,375	7.97%	6.23
Management and Corporate Officers (eight individuals)	313,836	12.87%	15.42

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2006:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	34,566	10.54%	4.73
Board of Directors (five individuals)	-	-	-
Management and Corporate Officers (ten individuals)	184,161	56,17%	4.66

Compensation of Chief Executive Officer

In establishing Mr. Lamonde’s compensation for the year ending August 31, 2006, the Corporation relied on a study completed by an independent consulting firm (Mercer Human Resource Consulting). Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde’s compensation should reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2006, Mr. Lamonde’s compensation was adjusted accordingly.

In the financial year ended August 31, 2006, the bonus portion of Mr. Lamonde’s compensation was tied to the financial and strategic objectives of the Corporation based on the following factors:

Measure	Weighting ALL
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Personal objectives (multiplier)	0% - 125%

Mr. Lamonde’s bonus is payable in the same proportion at which the Corporation attains such objectives. When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of its non-employee Directors with those of our shareholders. A copy of the Deferred Share Unit Plan has been filed as exhibit 4.36 to last year annual report.

Under the Deferred Share Unit Plan, non-employee Directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has a fair value at the time of grant equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the Directors. The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a Director ceases to be a member of our Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by us. Such Subordinate Voting Shares issued by us will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.2% of the total issued and outstanding voting shares.

The following table summarizes information about DSUs granted to the non-employee members of our Board of Directors as at August 31, 2006:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Fair Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	43,290	100%	5.07

Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2006 was 19,556. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. At the end of the financial year ended August 31, 2006, there were a total of 43,290 DSUs credited to directors pursuant to the Deferred Share Unit Plan having an estimated value at the time of grant of US$219,662 (CA$258,617).

DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a director ceases to be a member of our Board of Directors.

Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2006.

During the financial year ended August 31, 2006, the following DSUs were granted to the directors:

DSUs #	Weighted Average Fair Value at the Time of Grant US$/DSU	Vesting
19,556	5.81	At the time Director cease to be a member of the Board of the Corporation

Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2006 was 173,803, having a weighted average fair value at the time of grant of US$5.39 (CA$6.18) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2006, there were a total of 327,877 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.03 (CA$5.95) per RSU. All RSUs first vesting can not be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2006, vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted in the financial years ended August 31, 2006 and August 31, 2005 vest on the fifth anniversary date of the grant respectively in December 2005 and in January 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

RSUs attract dividends in the form of additional RSUs at the same rate as dividends on Subordinate Voting Shares. The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of our Board of Directors on the vesting dates established by our Board of Directors at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2006.

During the financial year ended August 31, 2006, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
61,253	4.76
100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

86,700	5.59	50% on the third and fourth anniversary dates of the grant in February 2006. (3)
1,500	6.50	50% on the third and fourth anniversary dates of the grant in February 2006. (3)
13,850	6.58	50% on the third and fourth anniversary dates of the grant in February 2006. (3)
3,500	5.90	50% on the third and fourth anniversary dates of the grant in June 2006. (4)
2,000	6.27	50% on the third and fourth anniversary dates of the grant in June 2006. (4)
5,000	5.16	1/3 on each of the third, fourth and fifth anniversary dates of the grant in August 2006 (5)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2006 vest on the fifth anniversary date of the grant in December 2005 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(3)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006.
(4)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in June 2006.
(5)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.

During the financial year ended August 31, 2006, the following RSUs were granted to the following Named Executive Officers:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	21,477	12.36	4.76
100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Pierre Plamondon	6,994	4.02	4.76
100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Juan-Felipe Gonzalez	6,716	3.86	4.76
100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Allan Firhoj	4,602	2.65	4.76
100% on the fifth anniversary date of the grant in December 2005 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained. (2)

Dana Yearian	5,000	2.88	5.16	1/3 on each of third, fourth and fifth anniversary dates of the grant in August 2006. (3)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2006 vest on the fifth anniversary date of the grant in December 2005 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(3)	Those RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.

Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2006, 19,556 Deferred Share Units, 173,803 Restricted Share Units and 31,992 options were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan which is 9,2% of the total and outstanding voting shares as of November 1, 2006. Therefore, as of November 1, 2006 the number of Subordinate Voting Shares reserved for future issuance is 3,423,784.

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

On April 3, 2000, we adopted a share plan that replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the share plan. The share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class “F” shares issued under the 1998 Stock Purchase Plan. The share plan also required the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 249,977 subordinate voting shares that were released between October 21, 2003 and January 20, 2004. The share plan also provided for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The share plan did not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market. As of August 31, 2004, all the remaining subordinate voting shares that were held in trust under the share plan were released.

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

Upon the termination without cause of a participant who was designated a member of EXFO Burleigh Products Group Inc. Management Team that was initiated by us or a termination of a participant's employment without cause following a change in control of us, a participant's award of Restricted Stock became fully vested and all restrictions lapsed.

In the event of a change in control, the committee administering the RSAP could in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

Stock Appreciation Rights Plan

On August 4, 2001, we established a Stock Appreciation Rights Plan (“SAR Plan”) for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in our opinion. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

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

As of November 1, 2006, there were 24,500 SAR’s outstanding.

Deferred Profit Sharing Plan

We maintain a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, we may contribute an amount equal to 1% until May 31, 2005 and 2% starting June 1, 2005, of each employee’s gross salary to that employee’s individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the year ended August 31, 2006, the aggregate amount of contributions under the plan was $316,000 (CA$363,000). Mr. Germain Lamonde is not entitled to participate in this plan.

401(k) Plan

We maintain a 401(k) plan for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. In the year ended August 31, 2006, we made an aggregate of $126,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plan invest the assets of the 401(k) plan in selected investment options.

 Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. A policy of Directors’ and officers’ liability insurance is maintained by us which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by our officers and Directors as well as those of our subsidiaries in the performance of their duties. The entire premium, amounting to US$228,000 from September 30, 2006 to September 30, 2007, is paid by us. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of Directors and officers in the case of claims for which we have not indemnified or are not permitted by law to indemnify them, and for the reimbursement of us, subject to a deductible of US$100,000, except for securities claims where the deductible is US$500,000.

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

The following table and notes set out the name of each of the individuals who served as a director of the Corporation during the last year term, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since
Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	Quebec City, Quebec, Canada	September 1985
Pierre Marcouiller (1) (2) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (a supplier of automotive and recreational vehicle parts)	Magog, Quebec, Canada	May 2000
Guy Marier (1) (2) Independent Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004
André Tremblay (2) (3) Independent Director	Founder and Managing Partner, Trio Capital Inc. (a private equity fund management company)	Outremont, Quebec, Canada	May 2000
Dr. David A. Thompson, Ph.D. (2) Independent Director	Vice-President& Director, Hardware & Equipment Technology Strategy, Corning Cable Systems (involved in manufacturing innovative products for the telecommunications industry) (5)	Newton, North Carolina, USA	June 2000
Michael Unger (1) (4) Independent Lead Director	Executive Consultant	Richmond Hill, Ontario, Canada	May 2000

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources Committee.
(3)	Chair of the Audit Committee.
(4)	Chair of the Human Resources Committee.
(5)
Corning Incorporated is a diversified technology company that concentrate its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life sciences industries.

Since September 1, 2005 until November 1, 2006, the Board met a total of eight (8) times. Attendance at all meetings was perfect, except Mr. David A. Thompson who was absent three (3) times and Mr. André Tremblay who was absent one time.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange rules flowing from the adoption of the Sarbanes-Oxley Act, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements. Accordingly, in March 2005, the Board updated and adopted an Audit Committee Charter. A copy of this Audit Committee Charter has been filed as Exhibit 11.6 to last year annual report and is also readily available from EXFO’s website at www.exfo.com. The audit committee revised such Charter in October 2006 but no amendment was required. The audit committee is composed of four independent Directors: André Tremblay, Michael Unger, Guy Marier and Pierre Marcouiller. The chairperson of the audit committee is André Tremblay.

During the fiscal year ended August 31, 2006, the Audit Committee met a total of five (5) times and attendance was perfect at all meetings, except Mr. Michael Unger who was absent one time.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. Accordingly, in March 2005, the Board updated and adopted a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. A copy of this Human Resources Committee Charter has been filed as Exhibit 11.7 to last year annual report and is also readily available from EXFO’s website at www.exfo.com. The human resources committee is composed of five independent Directors: Pierre Marcouiller, Guy Marier, David A. Thompson, André Tremblay and Michael Unger. The chairperson of the human resources committee is Michael Unger.

During the fiscal year ended August 31, 2006, the Human Resources committee met a total of five (5) times and attendance was perfect at all meetings, except Mr. David A. Thompson who was absent four (4) times and Mr. André Tremblay who was absent one time.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the manager of investor relations, the manager of financial reporting and accounting as well as our legal counsel and corporate secretary.

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

As of November 1, 2006, we had a total of 862 employees, up from a total of 685 on November 1, 2005. We have 762 employees in Canada, primarily based in Quebec, and 100 employees based outside of Canada. 264 are involved in research and development, 294 in manufacturing, 163 in sales and marketing, 81 in general administrative positions and 60 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement, which expires in 2009. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.   Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as of November 1, 2006 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group and all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as of November 1, 2006				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Germain Lamonde (4)	483,500	*	50,000	*	104,968	*	638,468	*	37,143,000	100	92.3
Pierre Plamondon	35,427 (5)	*	20,000	*	54,631	*	110,058	*	−	−	*
Pierre Marcouiller	5,000	*	21,875	*	23,882	*	50,757	*	−	−	*
Guy Marier	1,000	*	−	*	6,250	*	7,250	*	−	−	*
David A. Thompson	2,100	*	21,875	*	17,734	*	41,709	*	−	−	*
André Tremblay	6,650 (6)	*	21,875	*	19,691	*	48,216	*	−	−	*
Michael Unger	−	*	21,875	*	20,568	*	42,443	*	−	−	*

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as of November 1, 2006				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Juan-Felipe Gonzalez	40,100	*	7,500	*	85,271	*	132,871	*	−	−	*
Allan Firhoj	−	*	3,750	*	18,837	*	22,587	*	−	−	*
Dana Yearian	−	*	−	*	−	*	−	*	−	−	*
Other executive officers as a group	35,025	*	35,000	*	50,764	*	120,789	*	−	−	*
All of our Directors and executive officers as a group	608,802	*	203,750	*	402,596	1.3	1,215,148	3.8	37,143,000	100	92.5

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation. As of November 1, 2006 the market value of a Subordinate Voting Share was US$4.90.

(2)	“Out-the-money” options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.
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

(4)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde, 35,243,000 multiple voting shares and 483,500 subordinate voting shares held of record by G. Lamonde Investissements Financiers inc.

(5)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.
(6)	The number of subordinate voting shares held of record by André Tremblay is held by 9104-5559 Québec Inc, a company controlled by Mr. Tremblay.

The following table presents information regarding stock options held as of November 1, 2006 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	25,402 5,080 70,000 50,000 17,942 11,218	$26.00 $22.25 $9.13 $1.58 $4.51 $4.76	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 February 1, 2015 December 6, 2015
Pierre Plamondon	8,700 10,000 5,000 9,240 19,000 25,000 5,383 3,653	$26.00 $45.94 $34.07 $22.25 $9.13 $1.58 $5.13 $4.76	June 29, 2010 September 13, 2010 October 11, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 26, 2014 December 6, 2015

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Pierre Marcouiller	2,000 400 17,966 1,037 2,479 12,500 12,500	$26.00 $22.25 $9.13 $12.69 $5.65 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 December 1, 2011 March 1, 2012 September 25, 2012 October 27, 2013
Guy Marier	12,500	$4.65	March 24, 2014
David A. Thompson	2,000 400 15,334 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
André Tremblay	2,000 400 17,291 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
Michael Unger	2,000 400 18,168 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
Juan Felipe Gonzalez	6,900 15,000 15,000 15,630 15,000 15,000 7,500 5,482 3,505	$26.00 $45.94 $34.07 $22.25 $9.13 $12.22 $1.58 $5.13 $4.76	June 29, 2010 September 13, 2010 October 11, 2010 January 10, 2011 October 10, 2011 January 3, 2012 September 25, 2012 October 26, 2014 December 6, 2015
Allan Firhoj	10,000 8,000 3,750 2,512 2,404	$23.40 $9.13 $1.58 $5.13 $4.76	March 15, 2011 October 10, 2011 September 25, 2012 October 26, 2014 December 6, 2015
Dana Yearian	−	−	−
Other Executive Officers as a group	900 8,000 4,000 6,180 25,000 30,000 10,000 12,369 2,000 8,728	$26.00 $45.94 $34.07 $22.25 $9.13 $1.58 $3.19 $5.13 $4.51 $4.76	June 29, 2010 September 13, 2010 October 11, 2010 January 10, 2011 October 10, 2011 September 25, 2012 January 7, 2013 October 26, 2014 February 1, 2015 December 6, 2015

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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group and all of our Directors and executive officers as a group as of November 1, 2006.

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	−	−	−	13,089 (3)	3.1%	4.69
	−	−	−	21,477 (4)	5.0%	4.76
	−	−	−	25,347 (5)	5.9%	6.02
Pierre Plamondon	−	−	−	3,927 (3)	1.0%	4.69
	−	−	−	30,000 (6)	7.0%	4.69
	−	−	−	6,994 (4)	1.6%	4.76
	−	−	−	8,430 (5)	2.0%	6.02
	−	−	−	4,500 (7)	1.1%	6.02
Pierre Marcouiller	8,349 (8)	19.3%	5.07	−	−	−
Guy Marier	8,349 (8)	19.3%	5.07	−	−	−
David A. Thompson	9,894 (8)	22.8%	5.07	−	−	−
André Tremblay	8,349 (8)	19.3%	5.07	−	−	−
Michael Unger	8,349 (8)	19.3%	5.07	−	−	−
Juan-Felipe Gonzalez	−	−	−	3,998 (3)	0.9%	4.69
	−	−	−	30,000 (6)	7.0%	4.69
	−	−	−	6,716 (4)	1.6%	4.76
Allan Firhoj	−	−	−	2,443 (3)	0.6%	4.69
	−	−	−	10,000 (6)	2.3%	4.69
	−	−	−	4,602 (4)	1.1%	4.76
	−	−	−	6,145 (5)	1.4%	6.02
Dana Yearian	−	−	−	5,000 (9)	1.2%	5.16
	−	−	−	6,645 (5)	1.6%	6.02
Other executive officers as a group	−	−	−	9,023 (3)	2.1%	4.69
	−	−	−	51,500 (6)	12.1%	4.69
	−	−	−	16,708 (4)	3.9%	4.76
	−	−	−	25,235 (5)	5.9%	6.02
	−	−	−	20,500 (7)	4.8%	6.02
All of the directors and executive officers as a group	−	−	−	32,480 (3)	7.6%	4.69
	−	−	−	121,500 (6)	28.4%	4.69
	−	−	−	56,497 (4)	13.2%	4.76
	−	−	−	71,802 (5)	16.8%	6.02
	43,290	100%	5.07	25,000 (7)	5.9%	6.02

(1)
The estimated average value at the time of grant of a DSU is the average of the estimated value at the time of grant of a DSU which is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

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

(4)
Those RSUs will vest on the fifth anniversary date of the grant in December 2005 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(5)
Those RSUs will vest on the fifth anniversary date of the grant in October 2006 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(6)	Those RSUs will vest at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005.
(7)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(8)	Those DSUs will vest at the time Director cease to be a member of the Board of the Corporation.
(9)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.

Escrowed Securities

The following table presents information regarding the number of securities of each class of the Corporation held, to our knowledge as of November 1, 2006, in escrow and the percentage outstanding securities of that class.

Designation of Class	Number of Securities held in escrow	Percentage of Class
Subordinate Voting Shares	nil	nil
Multiple Voting Shares	nil	nil

Item 7.  Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as of November 1, 2006 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	37,143,000	100%	483,500	1.53%	92.27%
Fiducie Germain Lamonde (3)	1,900,000	5%	Nil	Nil	4.71%
G. Lamonde Investissements Financiers inc. (4)	35,243,000	95%	Nil	Nil	87.44%
FMR Corporation (5)	Nil	Nil	4,624,700	14.62%	1.15%
Kern Capital Management, LLC (6)	Nil	Nil	4,596,700	14.53%	1.14%

 *Less than 1%
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
(2)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 35,243,000 multiple voting shares and 483,500 subordinate voting shares held of record by G. Lamonde Investissements Financiers inc..

(3)	Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.
(4)	G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.
(5)
As of September 30, 2006, Fidelity Management and Research Company, a wholly owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.

(6)
As of September 30, 2006, Kern Capital Management LLC controls the voting rights attached to this number of subordinate voting shares through relationships with several clients and does not beneficially own directly this number of subordinate voting shares.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

As of November 21, 2006, 31,648,107 subordinate voting shares were outstanding. Approximately 96% (30,579,891) of our subordinate voting shares were held in bearer form and the remainder (1,068,216 subordinate voting shares) was held by 165 record holders. As of November 21, 2006, we believe approximately 57% of our outstanding subordinate voting shares were held in the United States.

B.  Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

We have guaranteed the repayment of a loan granted to an employee by a financial institution for the purchase of our Class “F” shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2006 and November 1, 2006, the total principal amount guaranteed by us was $37,400.

Except as disclosed in this section, none of our Directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

Leases

Until September 1, 2004, we had a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by Mr. Germain Lamonde, for premises located at 465 Godin Avenue in Quebec City, Quebec. Until September 1, 2003, these premises were used for our executive and administrative offices which were, since then, moved into a building that we own. For fiscal year 2004, this space was unoccupied. This lease was renewed in December 2001 for five years, with all terms and conditions remaining the same. However, on September 1, 2004, we were released from our obligations under the lease with a final payment of $194,000 (CA$250,000). The annual rent for this lease was $CA144,000.

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

Item 8.      Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Allowance for doubtful accounts

	Years ended August 31,

	2006	2005	2004

Balance - Beginning of year	$352	$510	$568
Addition charged to earnings	108	316	403
Write-offs of uncollectible accounts	(123)	(23)	(48)
Recovery of uncollectible accounts	(111)	(464)	(456)
Business combination	218	−	−
Foreign currency translation adjustment	7	13	43

Balance - End of year	$451	$352	$510

Valuation allowance on future income tax assets

	Years ended August 31,

	2006	2005	2004

Balance - Beginning of year	$38,406	$32,613	$28,846
Addition (reduction) charged to earnings	(1,877)	3,375	3,954
Foreign currency translation adjustment	2,014	2,418	(187)

Balance - End of year	$38,543	$38,406	$32,613

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of total sales are as follows:

	Years ended August 31,
	2006		2005		2004

Export Sales	$119,486	93%	$90,386	92%	$68,812	92%
Domestic Sales	8,767	7	6,830	8	5,818	8

	$128,253	100%	$97,216	100%	$74,630	100%

Legal Proceedings

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005.  A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court. If the court determines that the settlement is fair to the class members, the settlement will be approved. The settlement provides that, if the plaintiffs do not obtain any recovery from the underwriter defendants, the members of the class action would receive an amount not expected to exceed $2,507,678. Any direct financial impact plus any legal fees are expected to be borne by the company’s insurance carriers. However, there can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2006.

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

B.	Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9. Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

	Nasdaq (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2001 to August 31, 2002	15.00	1.35	23.80	2.05
September 1, 2002 to August 31, 2003	3.63	1.40	5.60	2.30
September 1, 2003 to August 31, 2004	7.09	2.71	9.15	3.75
September 1, 2004 to August 31, 2005	5.51	3.92	6.90	4.92
September 1, 2005 to August 31, 2006	8.69	4.32	9.60	5.15

2005 1st Quarter	5.51	4.27	6.90	5.73
2005 2nd Quarter	5.24	4.29	6.42	5.35
2005 3rd Quarter	4.99	3.93	6.05	4.95
2005 4th Quarter	5.00	3.92	6.10	4.92

2006 1st Quarter	5.05	4.32	5.92	5.15
2006 2nd Quarter	6.70	4.39	7.64	5.16
2006 3rd Quarter	8.69	6.44	9.60	7.18
2006 4th Quarter	7.01	4.86	7.80	5.45

2006 May	8.69	6.44	9.56	7.18
2006 June	7.01	5.21	7.80	5.81
2006 July	6.03	5.20	6.72	5.85
2006 August	5.66	4.86	6.30	5.45
2006 September	5.85	5.32	6.63	5.91
2006 October	6.13	4.93	6.90	5.55
2006 November	5.73	4.89	6.60	5.55
(until November 21)

Our subordinate voting shares have been quoted on the NASDAQ National Market under the symbol EXFO and listed on The Toronto Stock Exchange under the symbol EXF since our initial public offering on June 29, 2000. Prior to that time, there was no public market for our subordinate voting shares. The following table sets forth, for the periods indicated, the high and low closing sales prices per subordinate voting share as reported on the NASDAQ National Market and the Toronto Stock Exchange.

On November 21, 2006, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$5.57 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$6.39 per share.

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

There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote subordinate voting shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E.   Taxation

United States Taxation

The information set forth below under the caption “United States Taxation” is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption “United States Taxation” deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding subordinate voting shares as part of a hedging, integrated or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their subordinate voting shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, dealers or traders in securities or currencies and holders whose “functional currency” is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled “Canadian Federal Income Tax Considerations” provided below.

As used in this section, the term “U.S. Holder” means a beneficial owner of subordinate voting shares that is for U.S. federal income tax purposes:

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

Holders of subordinate voting shares who are not U.S. Holders, sometimes referred to as “Non-U.S. Holders”, should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

The following discussion is based upon:

•	the Internal Revenue Code;
•	U.S. judicial decisions;
•	administrative pronouncements;
•	existing and proposed Treasury regulations; and
•	the Canada - U.S. Income Tax Treaty.

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

Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of an individual U.S. Holder, under recently enacted tax legislation such dividends should generally be eligible for a maximum tax rate of 15% for dividends received before January 1, 2011, provided such holder holds the subordinate voting shares for at least 60 days and certain other conditions are satisfied, including, as we believe to be the case, that we are not a “passive foreign investment company”. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. Any amounts recognized as dividends will generally constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income” for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their U.S. dollar value on the payment date. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on dividends received on subordinate voting shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

A U.S. Holder’s initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder’s adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading “Dividends.” Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2011 of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

•	the holder’s holding period for the subordinate voting shares, with a preferential rate available for subordinate voting shares held for more than one year; and
•	the holder’s marginal tax rate for ordinary income.

Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder’s income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

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

A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such subordinate voting shares unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or
•
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

Passive Foreign Investment Company

We believe that our subordinate voting shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations as well as the composition and valuation of our assets. In particular, a significant portion of our gross assets are comprised of cash and short-term investments, which the PFIC rules treat as passive without regard to the purpose for which we hold those assets. If the proportion of these passive assets were to increase relative to the fair market value of our other assets, we may be treated as a passive foreign investment company. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

•	at least 75% of our gross income for the taxable year is passive income; or
•	at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes income such as:

•	dividends;
•	interest;
•	rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;
•	annuities; or
•	gains from assets that produce passive income.

If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election or, if available, a mark-to-market election, as described below, would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of subordinate voting shares; and
•	any “excess distribution” by us to the U.S. Holder.

Generally, “excess distributions” are any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the subordinate voting shares during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the subordinate voting shares.

Under the passive foreign investment company rules,

•	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the subordinate voting shares;
•	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;
•	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and
•	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder owning actually or constructively “marketable stock” of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

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

A U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gains rates, respectively, for each of our taxable years, regardless of whether or not distributions were received. The U.S. Holder’s basis in the subordinate voting shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the subordinate voting shares and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election.

United States Backup Withholding and Information Reporting

A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares that are paid within the United States or through some U.S. related financial intermediaries to U.S. Holders, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, subordinate voting shares unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. In addition, backup withholding may apply if the U.S. Holder fails to provide an accurate taxpayer identification number, or to report interest and dividends required to be shown on its federal income tax returns. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

Non-U.S. Holders will generally be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of subordinate voting shares effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. holder. Payments of dividends on or proceeds from the sale of subordinate voting shares within the United States by a payor within the United States to a non-exempt U.S. or Non-U.S. Holder will be subject to backup withholding if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a “withholding foreign partnership” within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds subordinate voting shares and who, for the purposes of the Income Tax Act (Canada) (the “ITA”), and the Canada-United States Income Tax Convention (1980) (the “Convention”), as applicable and at all relevant times:

•	is resident in the United States and not resident in Canada,
•	holds the subordinate voting shares as capital property,
•	does not have a “permanent establishment” or “fixed base” in Canada, as defined in the Convention; and
•
deals at arm’s length with us. Special rules, which are not discussed below, may apply to “financial institutions”, as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

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

A capital gain realized by a U.S. person on a disposition or deemed disposition of the subordinate voting shares will not be subject to tax under the ITA unless the subordinate voting shares constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the subordinate voting shares will not be “taxable Canadian property” to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the disposition, the U.S. person, persons with whom the U.S. person did not deal at arm’s length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

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

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we make many of our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

I.   Subsidiary Information

See Item 4.C. of this annual report.

Item 11.  Qualitative and Quantitative Disclosures about Market Risk

Market Risk

Currency Risk

Our measurement currency is the Canadian dollar. We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last couple of years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the upcoming months will negatively affect our results of operations.

We enter into forward exchange contracts to manage the risk of exchange rate fluctuations between the Canadian and US dollar on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for hedging purposes.

Considering the significant increase in the value of the Canadian dollar compared to the US dollar during fiscal 2005, we entered into additional forward exchange contracts to protect our results of operations. As at August 31, 2005, we held forward exchange contracts to sell US dollars at various forward exchange rates with a contractual value of $33.6 million compared to $63.8 million as at August 31, 2006.

The following table summarizes the forward exchange contracts in effect as at August 31, 2006, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual exchange rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,
	2007	2008	2009

Forward exchange contracts to sell US dollars in exchange for Canadian dollars Contractual amounts	$37,000	$17,800	$9,000
Weighted average contractual exchange rates	1.1676	1.1388	1.1010

Fair Value

The fair value of forward exchange contracts, which represents the difference between their contractual amounts and their current trading values, amounted to an unrecognized gain of $5,451,000 as at August 31, 2006 ($2,937,000 as at August 31, 2005).

Interest rate risk

We are exposed to the impact of interest rate changes and changes in the market values of our short-term investments. We do not use derivative financial instruments for our short-term investments. As at August 31, 2006, our short-term investments consist of debt instruments issued by nine (six in 2005) high-credit quality corporations and trusts. These debt instruments bear interest at fixed rates and may have their fair market value adversely impacted due to a rise in interest rates. However, due to their very short-term maturity, we consider this risk to be insignificant. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including potential acquisitions.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of our cash, our short-term investments, our accounts receivable and our forward exchange contracts. As mentioned in the interest rate risk section, our short-term investments consist of debt instruments issued by high credit quality, corporations and trusts. Our cash and forward exchange contracts are held with or issued by high credit quality, financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $352,000 and $451,000 as at August 31, 2005 and 2006, respectively.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Office have concluded that these disclosure controls and procedures are effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting
EXFO management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.1

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles generally accepted in Canada, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

1  Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 20 to our consolidated financial statements included elsewhere in this annual report.

The recent acquisition of Consultronics Limited has been excluded from management’s assessment of internal controls as at August 31, 2006, because it was acquired by the company on January 26, 2006, and it was not possible for management to conduct an assessment of Consultronics’ internal control over financial reporting in the period between the consummation date and the date of management’s assessment. The acquired business of Consultronics represented less than 10% of the company’s total consolidated assets and revenues as at and for the year ended August 31, 2006.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2006.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.   [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. André Tremblay, CA, chairman of our audit committee is an audit committee financial expert. Mr. Tremblay is independent of management. For a description of Mr. Tremblay’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre Marcouiller, Mr. Guy Marier and Mr. Michael Unger which are all Independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B. Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to last year annual report. In March 2005, the Board updated and adopted the following policies:

•	Board of Directors Corporate Governance Guidelines;
•	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
•	Ethics and Business Conduct Policy;
•	Statement of Reporting Ethical Violations (Whistle Blower).

A copy of those policies has been filed respectively as exhibits 11.2 through 11.5 inclusively to last year annual report. All these policies are also readily available on our website at www.exfo.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements.

As reported at item 7B of this annual report, previous to the coming into force of the requirement for a code of ethics, we had entered into a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by our chief executive officer, for premises located at 465 Godin Avenue in Quebec City, Quebec and on September 1, 2004, we were released from our obligations under this lease with a final payment of $194,000. In addition, in September 2002, we acquired from G. Lamonde Investissements financiers inc. the building located at 436 Nolin Street. The purchase price paid was based on an independent third party valuation and the transaction was approved by our audit committee and Board of Directors with Mr. Lamonde abstaining.

Item 16C. Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2005 and August 31, 2006, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $214,000 and $247,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2005 and August 31, 2006, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $62,000 and $148,000, respectively for services mainly related to Sarbanes-Oxley Act.

Tax Fees

During the financial years ended August 31, 2005 and August 31, 2006, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $185,000 and $210,000, respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

Not applicable.

Audit Committee Pre-Approval Policies and Procedures

On September 25, 2002, our audit committee adopted a policy requiring prior approval by the audit committee of the annual audit plan and fees which has been integrated in the Audit Committee Charter (refer to Item 6C for further details on the Audit Committee Charter. In the event any adjustments to audit fees may be required during the course of a financial year, such adjustments shall be approved by the chairman of the audit committee, acting alone, and shall be reported to the full audit committee at its next meeting.

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

During the financial year ended on August 31, 2006, 100% of tax fees were approved by the audit committee pursuant to this policy. During the financial year ended on August 31, 2006, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III.

Item 17.  Financial Statements

Not Applicable.

Item 18.  Financial Statements

See pages F-2 to F-42.

Item 19.  Exhibits

Number	Exhibit
1.1	Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
1.2	Amended By-laws of EXFO (incorporated by reference to Exhibit 1.2 of EXFO’s annual report on Form-20F dated January 15, 2003, File No. 000-30895).
1.3	Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO’s annual report on Form 20-F dated January 18, 2001, File No. 000-30895).
2.1	Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
2.2
Form of Registration Rights Agreement between EXFO and Germain Lamonde dated July 6, 2000 ) (incorporated by reference to Exhibit 10.13 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

3.1
Form of Trust Agreement among EXFO, Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. (incorporated by reference to Exhibit 4.2 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.1
Agreement of Merger and Plan of Reorganization, dated as of November 4, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewki, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.1 of EXFO’s annual report on Form 20-F dated January 18, 2001, File No. 000-30895).

4.2
Amendment No. 1 to Agreement of Merger and Plan of Agreement, dated as of December 20, 2000, by and among EXFO, EXFO Sub, Inc., EXFO Burleigh Instruments, Inc., Robert G. Klimasewski, William G. May, Jr., David J. Farrell and William S. Gornall (incorporated by reference to Exhibit 4.2 of EXFO’s annual report on Form 20-F dated January 18, 2001, File No. 000-30895).

4.3
Agreement of Merger, dated as of August 20, 2001, by and among EXFO, Buyer Sub, and Avantas Networks Corporation and Shareholders of Avantas Networks corporation (incorporated by reference to Exhibit 4.3 of EXFO’s annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

4.4
Amendment No. 1 dated as of November 1, 2002 to Agreement of Merger, dated as of August 20, 2001, by and among EXFO, 3905268 Canada Inc., Avantas Networks Corporation and Shareholders of Avantas Networks (incorporated by reference to Exhibit 4.4 of EXFO’s annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

4.5
Offer to purchase shares of Nortech Fibronic Inc., dated February 6, 2000 among EXFO, Claude Adrien Noel, 9086-9314 Québec inc., Michel Bédard, Christine Bergeron and Société en Commandite Capidem Québec Enr. and Certificate of Closing, dated February 7, 2000 among the same parties (including summary in English) (incorporated by reference to Exhibit 10.2 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.6
Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation (incorporated by reference to Exhibit 4.1 of EXFO’s Registration Statement on Form F-3 filed on July 13, 2001, File No. 333-65122).

4.7
Amendment Number One, dated as of March 15, 2001, to Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit 4.2 of EXFO’s Registration Statement on Form F-3 filed on July 13, 2001, File No. 333-65122).

4.8
Share Purchase Agreement, dated as of November 2, 2001 between JDS Uniphase Inc. and 3905268 Canada Inc. (incorporated by reference to Exhibit 4.8 of EXFO’s annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

4.9
Intellectual Property Assignment and Sale Agreement between EFOS Inc., EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit 4.3 of EXFO’s Registration Statement on Form F-3 filed on July 13, 2001, File No. 333-65122).

4.10
Offer to acquire a building, dated February 23, 2000, between EXFO and Groupe Mirabau inc. and as accepted by Groupe Mirabau inc. on February 24, 2000 (including summary in English) (incorporated by reference to Exhibit 10.3 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.11
Lease Agreement, dated December 1, 1996, between EXFO and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Québec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.4 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.12
Lease Agreement, dated March 1, 1996, between EXFO and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Québec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.5 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.13
Lease renewal of the existing leases between 9080-9823 Québec inc. and EXFO, dated November 30, 2001(incorporated by reference to Exhibit 4.13 of EXFO’s annual report on Form 20-F dated January 18, 2002, File No. 000-30895).

4.14
Loan Agreement between EXFO and GEXFO Investissements Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Québec inc. on September 1, 1999 (including summary in English) (incorporated by reference to Exhibit 10.9 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.15
Resolution of the Board of Directors of EXFO, dated September 1, 1999, authorizing EXFO to acquire GEXFO Distribution Internationale inc. from GEXFO Investissements Technologiques inc. (including summary in English) (incorporated by reference to Exhibit 10.10 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.16
Form of Promissory Note of EXFO issued to GEXFO Investissements Technologiques inc. dated June 27, 2000 ) (incorporated by reference to Exhibit 10.12 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.17
Term Loan Offer, dated March 28, 2000, among EXFO and National Bank of Canada as accepted by EXFO on April 3, 2000 (including summary in English) (incorporated by reference to Exhibit 10.11 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

4.18	Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.19	Employment Agreement of Bruce Bonini dated as of September 1, 2000 (incorporated by reference to Exhibit 4.24 of EXFO’s annual report on Form 20-F dated January 18, 2002, File No. 000-30895).
4.20	Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000 (incorporated by reference to Exhibit 4.25 of EXFO’s annual report on Form 20-F dated January 18, 2002, File No. 000-30895).
4.21	Employment Agreement of David J. Farrell dated as of December 20, 2000 (incorporated by reference to Exhibit 4.26 of EXFO’s annual report on Form 20-F dated January 18, 2002, File No. 000-30895).
4.22	Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.23	Stock Option Plan, dated May 25, 2000 (incorporated by Reference to Exhibit 10.7 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.24	Share Plan, dated April 3, 2000 (incorporated by reference to Exhibit 10.8 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.25	Directors’ Compensation Plan (incorporated by reference to Exhibit 10.17 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.26	Restricted Stock Award Plan, dated December 20, 2000 (incorporated by reference to Exhibit 4.21 of EXFO’s annual report on Form 20-F dated January 18, 2001, File No. 000-30895).
4.27
Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel J. Ernst dated September 5, 2002 (incorporated by reference to Exhibit 4.30 of EXFO’s annual report on Form 20-F dated January 15, 2003, File No. 000-30895).

4.28
EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to Exhibit 4.28 of EXFO’s annual report on Form 20-F dated January 15, 2003, File No. 000-30895).

4.29
Second Amending Agreement to the Employment Agreement of Bruce Bonini dated as of September 1, 2002, (incorporated by reference to Exhibit 4.29 of EXFO’s annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

4.30
Severance and General Release Agreement with Bruce Bonini dated August 8, 2003, (incorporated by reference to Exhibit 4.30 of EXFO’s annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

4.31
Separation Agreement and General Release with Sami Yazdi dated April 1, 2003, (incorporated by reference to Exhibit 4.31 of EXFO’s annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

4.32
Executive Employment Agreement of James Stevens dated as of October 4, 2003, (incorporated by reference to Exhibit 4.32 of EXFO’s annual report on Form 20-F dated January 15, 2004, File No. 000-30895).

4.33	Termination Terms for John Holloran Jr. dated May 28, 2003, (incorporated by reference to Exhibit 4.33 of EXFO’s annual report on Form 20-F dated January 15, 2004, File No. 000-30895).
4.34	Employment Agreement of Pierre Plamondon dated as of September 1, 2002, (incorporated by reference to Exhibit 4.34 of EXFO’s annual report on Form 20-F dated January 15, 2004, File No. 000-30895).
4.35
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and effective January 12, 2005 (incorporated by reference to Exhibit 4.35 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).

4.36	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
4.37
Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Consultronics Limited., Andre Rekai, Consultronics Europe Limited, Consultronics Development Kft. and Consultronics Inc. dated January 5, 2006.

8.1	Subsidiaries of EXFO (list included in Item 4C of this annual report).
11.1	Code of Ethics for senior financial officers, (incorporated by reference to Exhibit 11.1 of EXFO’s annual report on Form 20-F dated January 15, 2004, File No. 000-30895).
11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
11.3
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.3 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).

11.4	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.4 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
11.5	Statement of Reporting Ethical Violations (Whistle Blower) (incorporated by reference to Exhibit 11.5 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
11.6	Audit Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
11.7	Human Resources Committee Charter (incorporated by reference to Exhibit 11.7 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 -F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By: /s/ Germain Lamonde
Name: Germain Lamonde
Title:  Chairman of the Board, President and Chief Executive Officer

Date: November 23, 2006.

Report of Independent Auditors

To the Shareholders of
EXFO Electro-Optical Engineering Inc.

We have audited the consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2006 and 2005 and the consolidated statements of earnings, deficit and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2006 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedules on the changes in the allowance for doubtful accounts and in the valuation allowance of future income tax assets included in Form 20-F present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Quebec, Quebec, Canada
October 25, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in note 2 to the consolidated financial statements. Our report to the Shareholders dated October 25, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Quebec, Quebec, Canada
October 25, 2006

EXFO Electro-Optical Engineering Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,

	2006	2005

Assets
Current assets
Cash	$6,853	$7,119
Short-term investments (notes 8 and 18)	104,437	104,883
Accounts receivable (notes 8 and 18)
Trade	20,891	13,945
Other (note 4)	2,792	2,007
Income taxes and tax credits recoverable (note 8)	2,201	2,392
Inventories (notes 5 and 8)	24,623	17,749
Prepaid expenses	1,404	1,112

	163,201	149,207

Income taxes recoverable	476	459

Property, plant and equipment (notes 4, 6 and 8)	17,392	13,719

Long-lived asset held for sale (note 4)	−	1,600

Intangible assets (notes 7 and 8)	10,948	5,602

Goodwill (note 7)	27,142	20,370

	$219,159	$190,957
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$17,337	$12,201
Deferred revenue	1,772	1,584
Current portion of long-term debt	107	134

	19,216	13,919

Deferred revenue	2,632	1,568

Government grants (note 15)	723	1,872

Long-term debt (note 10)	354	198

	22,925	17,557

Commitments (note 11)

Contingencies (note 12)

Shareholders’ Equity

Share capital (note 13)	148,921	521,875
Contributed surplus	3,776	2,949
Deficit (note 13)	−	(381,846)
Cumulative translation adjustment	43,537	30,422

	196,234	173,400

	$219,159	$190,957

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,

	2006	2005	2004

Sales (note 19)	$128,253	$97,216	$74,630

Cost of sales (1,2)	57,275	44,059	34,556

Gross margin	70,978	53,157	40,074

Operating expenses
Selling and administrative (1)	40,298	31,782	25,890
Net research and development (1) (note 15)	15,404	12,190	12,390
Amortization of property, plant and equipment	3,523	4,256	4,935
Amortization of intangible assets	4,394	4,836	5,080
Impairment of long-lived assets (note 4)	604	−	620
Government grants (note 15)	(1,307)	−	−
Restructuring and other charges (note 4)	−	292	1,729

Total operating expenses	62,916	53,356	50,644

Earnings (loss) from operations	8,062	(199)	(10,570)

Interest and other income	3,253	2,524	1,438
Foreign exchange loss	(595)	(1,336)	(278)

Earnings (loss) before income taxes (note 16)	10,720	989	(9,410)

Income taxes (note 16)	2,585	2,623	(986)

Net earnings (loss) for the year	$8,135	$(1,634)	$(8,424)

Basic and diluted net earnings (loss) per share	$0.12	$(0.02)	$(0.13)

Basic weighted average number of shares outstanding (000’s)	68,643	68,526	66,020

Diluted weighted average number of shares outstanding (000’s) (note 17)	69,275	68,981	66,615

(1) Stock-based compensation costs included in:
Cost of sales	$127	$143	$62
Selling and administrative	701	626	265
Net research and development	204	194	122

	$1,032	$963	$449

(2) The cost of sales is exclusive of amortization, shown separately.
The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Deficit and Contributed Surplus

(in thousands of US dollars)

Deficit

	Years ended August 31,

	2006		2005	2004

Balance - Beginning of year		$(381,846)	$(380,212)	$(371,788)

Deduct (add)
Net earnings (loss) for the year		8,135	(1,634)	(8,424)
Elimination of deficit by reduction of share capital (note 13)		373,711	−	−

Balance - End of year	$	−	$(381,846)	$(380,212)

Contributed surplus

	Years ended August 31,

	2006	2005	2004

Balance - Beginning of year	$2,949	$1,986	$1,519

Add (deduct)
Stock-based compensation costs	1,027	963	449
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 13)	(200)	−	−
Premium on resale of share capital	−	−	18

Balance - End of year	$3,776	$2,949	$1,986

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,

	2006	2005	2004

Cash flows from operating activities
Net earnings (loss) for the year	$8,135	$(1,634)	$(8,424)
Add (deduct) items not affecting cash
Discount on short-term investments	(229)	(302)	197
Stock-based compensation costs	1,032	963	449
Amortization	7,917	9,092	10,015
Impairment of long-lived assets	604	−	620
Restructuring and other charges	−	−	1,261
Government grants	(1,307)	−	154
Deferred revenue	786	977	1,404
	16,938	9,096	5,676

Change in non-cash operating items
Accounts receivable	(2,637)	(838)	(2,677)
Income taxes and tax credits	329	6,096	(2,464)
Inventories	(2,287)	(699)	1,016
Prepaid expenses	79	544	(449)
Accounts payable and accrued liabilities	(144)	(164)	(351)

	12,278	14,035	751
Cash flows from investing activities
Additions to short-term investments	(673,289)	(585,665)	(653,348)
Proceeds from disposal and maturity of short-term investments	681,500	574,207	624,722
Additions to property, plant and equipment and intangible assets	(3,378)	(1,501)	(851)
Business combinations, net of cash acquired	(18,054)	−	(241)

	(13,221)	(12,959)	(29,718)
Cash flows from financing activities
Repayment of long-term debt	(415)	(121)	(109)
Net proceeds of offering (note 13)	−	−	29,164
Exercise of stock options	557	148	254
Share issue expenses	−	(6)	(137)
Redemption of share capital	−	−	(5)
Resale of share capital	−	−	23

	142	21	29,190

Effect of foreign exchange rate changes on cash	535	863	(430)

Change in cash	(266)	1,960	(207)

Cash - Beginning of year	7,119	5,159	5,366

Cash - End of year	$6,853	$7,119	$5,159

Supplementary information
Interest paid	$65	$30	$408
Income taxes paid (recovered)	$2,541	$(669)	$120

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a comprehensive line of test and measurement solutions for the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers integrated test solutions to network service providers, cable operators, system vendors and optical component manufacturers. The Life Sciences and Industrial Division mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics, optoelectronics and medical devices. EXFO’s products are sold in approximately 70 countries around the world.

2  Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the future income taxes valuation allowance, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. Foreign exchange gains and losses arising from such translation are included in the cumulative translation adjustment in shareholders’ equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Foreign currency translation

Foreign currency transactions

Transactions denominated in currencies other than the measurement currency are translated into the measurement currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Foreign exchange gains and losses arising from such translation are reflected in the statements of earnings.

Foreign subsidiaries

The financial statements of integrated foreign operations are remeasured into the measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market, in which case, they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings. The company has no self-sustaining foreign subsidiary for which the functional currency is not the US dollar.

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding hedged sales are recorded.

Realized and unrealized foreign exchange gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

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

The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Warranty

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

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

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the Canadian Institute of Chartered Accountants (CICA) handbook Section 3450, “Research and Development”, are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2006, the company had not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. Since 2003, the company records a full valuation allowance against future income tax assets (note 16).

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

Prior to fiscal 2004, no stock-based compensation costs were recognized for employee stock-based compensation. However, the company is required to disclose pro forma information with respect to net earnings (loss) and net earnings (loss) per share as if stock-based compensation costs were recognized in the financial statements for all reporting years using the fair value-based method for outstanding stock options granted prior to September 1, 2003 (note 14).

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

Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. While the company is currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 20 item b) of these consolidated financial statements are expected.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3  Business Combination

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), Internet Protocol TV and Voice-over-Internet Protocol (VoIP) test solutions for broadband access networks.

This acquisition was settled for a total cash consideration valued at $19,093,000 or $18,838,000 net of $255,000 of cash acquired. The total consideration includes severance expenses of $660,000 for the termination of employees of the acquired business as well as other acquisition-related costs of $822,000. As at August 31, 2006, a portion of the total consideration, in the amount of $816,000, was not yet paid. From this amount, $631,000 is related to severance expenses and has been recorded as restructuring charges payable (note 4), while the remainder of $185,000, relating to acquisition-related costs, has been recorded as an account payable related to a business combination (note 9). Severance expenses will be fully paid in fiscal 2007.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since January 26, 2006, being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Current assets	$5,135
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Loans assumed	(402)
Net identifiable assets acquired	13,731
Goodwill	5,107
Purchase price, net of cash acquired	$18,838

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4  Special Charges

Impairment of long-lived assets

Fiscal 2004

In fiscal 2004, the company put one of its buildings (located in Quebec City) up for sale and received, at the beginning of fiscal 2005, a formal purchase offer for this building. Based on that offer, the company concluded that the building was impaired and it recorded an impairment loss of $620,000 in fiscal 2004, representing the excess of the carrying value of the building over its expected selling price. However, during the first quarter of fiscal 2005, some conditions of the formal purchase offer were not met and the offer was declined. During fiscal 2005, the company withdrew the building from the market and continued to use it. This building reported to the Telecom Division.

Fiscal 2006

In June 2006, the company entered into an agreement to sell its building (located in Rochester, NY) along with some equipment and it recorded an impairment charge of $604,000 in the third quarter of fiscal 2006, representing the excess of the carrying value of these assets over the net expected selling price of $1,200,000. The sale of these assets was finalized in the fourth quarter of 2006 for the net expected selling price. This amount is included in the other receivables in the balance sheet as at August 31, 2006, and it will be recovered in the first quarter of fiscal 2007. These assets report to the Life Science and Industrial Division.

Restructuring and other charges

Fiscal 2004 and 2005

During fiscal 2004, the company approved a restructuring plan to consolidate the operations of its Life Sciences and Industrial Division, transferring its Rochester, NY, operations mainly to its facilities in Toronto. This consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, the company incurred $2,515,000 in restructuring and other charges, from which $2,033,000 was recorded in fiscal 2004 and the remaining $482,000 was recorded in 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees at the Rochester facilities, $1,261,000 mainly for the impairment of the building in Rochester and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

Finally, in fiscal 2005 and 2004, the company recorded adjustments of $190,000 and $304,000, respectively to the fiscal 2003 and 2001 plans because actual charges, mainly for leased equipment, were lower than expected.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in the restructuring charges payable since August 31, 2003:

Year ended August 31, 2006

	Balance as at August 31, 2005		Additions	Payments	Adjustments		Balance as at August 31, 2006
Fiscal 2006 plan (note 3)
Severance expenses	$	−	$660	$(29)	$	−	$631

Fiscal 2003 plan
Exited leased facilities		150	−	(90)		−	60

Total for all plans (note 9)		$150	$660	$(119)	$	−	$691

Year ended August 31, 2005

	Balance as at August 31, 2004		Additions	Payments	Adjustments		Balance as at August 31, 2005
Fiscal 2004 plan
Severance expenses		$467	$83	$(550)	$	−	$	−
Other	$	−	$399	$(399)	$	−	$	−
		467	482	(949)		−		−

Fiscal 2003 plan
Severance expenses		109	−	(77)		(32)		−
Exited leased facilities		386	−	(229)		(7)		150
Other		197	−	(46)		(151)		−
		692	−	(352)		(190)		150

Fiscal 2001 plan
Exited leased facilities		10	−	(10)		−		−

Total for all plans (note 9)		$1,169	$482	$(1,311)		$(190)		$150

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Year ended August 31, 2004

	Balance as at August 31, 2003		Additions	Payments	Adjustments		Balance as at August 31, 2004
Fiscal 2004 plan
Severance expenses	$	−	$772	$(305)	$	−	$467

Fiscal 2003 plan
Severance expenses		1,233	−	(870)		(254)	109
Exited leased facilities		748	−	(362)		−	386
Other		295	−	(90)		(8)	197
		2,276	−	(1,322)		(262)	692

Fiscal 2002 plans
Other		68	−	(68)		−	−

Fiscal 2001 plan
Exited leased facilities		124	−	(72)		(42)	10
Total for all plans		$2,468	$772	$(1,767)		$(304)	$1,169

5  Inventories

	As at August 31,

	2006	2005

Raw materials	$14,353	$9,373
Work in progress	1,043	934
Finished goods	9,227	7,442

	$24,623	$17,749

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6  Property, Plant and Equipment

	As at August 31,

	2006		2005

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$4,249	$1,082	$3,179	$815
Buildings	14,417	6,262	9,206	2,250
Equipment	33,562	28,263	33,216	29,553
Leasehold improvements	2,788	2,017	2,395	1,659

	55,016	$37,624	47,996	$34,277

Less:
Accumulated amortization	37,624		34,277

	$17,392		$13,719

As at August 31, 2005 and 2006, unpaid purchases of property, plant and equipment amounted to $111,000 and $176,000, respectively.

7  Intangible Assets and Goodwill

	As at August 31,

	2006		2005

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$47,629	$38,972	$35,554	$32,214
Software	6,781	4,490	6,607	4,345

	54,410	$43,462	42,161	$36,559

Less:
Accumulated amortization	43,462		36,559

	$10,948		$5,602

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Amortization expenses for intangible assets in each of the next five fiscal years will amount to $2,877,000 in 2007, $2,337,000 in 2008, $2,252,000 in 2009, $2,200,000 in 2010 and $1,099,000 in 2011.

Changes in the carrying value of goodwill are as follows:

	As at August 31,

	2006	2005

Balance - Beginning of year	$20,370	$18,393
Addition from business combination (note 3)	5,107	−
Foreign currency translation adjustment	1,665	1,977

Balance - End of year (note 19)	$27,142	$20,370

8  Credit Facilities

The company has a line of credit that provides for advances of up to CA$10,000,000 (US$9,037,000). This line of credit bears interest at prime rate (prime rate in 2005). As at August 31, 2006, this line of credit was unused.

The company also has another line of credit, which provides for advances of up to CA$4,500,000 (US$4,067,000) for letters of guarantee. As at August 31, 2006, an amount of CA$2,073,000 (US$1,873,000) was reserved from this line of credit (note 12).

Finally, the company has a third line of credit of $12,000,000 for the foreign currency exposure related to its forward exchange contracts. As at August 31, 2006, an amount of $751,000 was reserved from this line of credit.

These lines of credit are renewable annually. Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company are pledged as collateral against these lines of credit.

9  Accounts Payable and Accrued Liabilities

	As at August 31,

	2006	2005

Trade	$7,487	$5,781
Salaries and social benefits	5,991	4,526
Warranty	1,006	725
Commissions	835	211
Restructuring charges (note 4)	691	150
Business combination (note 3)	185	−
Other	1,142	808

	$17,337	$12,201

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the warranty provision are as follows:

	As at August 31,

	2006	2005

Balance - Beginning of year	$725	$390
Provision	895	869
Settlements	(708)	(583)
Addition from business combination	31	−
Foreign currency translation adjustment	63	49

Balance - End of year	$1,006	$725

10  Long-Term Debt

	As at August 31,

	2006		2005

Loans collateralized by equipment, bearing interest at 4.9%, repayable in monthly installments of $10,600 including principal and interest, maturing in 2010	$461	$	−
Loans collateralized by equipment, bearing interest at 9.6%, fully repaid in fiscal 2006	−		332

	461		332

Less: Current portion	107		134

	$354		$198

As at August 31, 2006, minimum principal repayments required in each of the next four years will amount to $107,000 in 2007, $113,000 in 2008, $118,000 in 2009 and $123,000 in 2010.

11  Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through September 2013. As at August 31, 2006, minimum rentals payable under these operating leases in each of the next five years will amount to $1,748,000 in 2007, $1,223,000 in 2008, $1,177,000 in 2009, $1,200,000 in 2010 and $990,000 in 2011 for total commitments of $6,888,000.

For the years ended August 31, 2004, 2005 and 2006, rental expenses amounted to $1,219,000, $1,370,000 and $1,523,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12  Contingencies

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005.  A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court. If the court determines that the settlement is fair to the class members, the settlement will be approved. The settlement provides that, if the plaintiffs do not obtain any recovery from the underwriter defendants, the members of the class action would receive an amount not expected to exceed $2,507,678. Any direct financial impact plus any legal fees are expected to be borne by the company’s insurance carriers. However, there can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2006.

Letters of guarantee

As at August 31, 2006, in the normal course of its operations, the company had outstanding letters of guarantee of CA$2,073,000 (US$1,873,000), which expire at various dates through fiscal 2010 and that were reserved from one of the lines of credit (note 8).

13  Share Capital

Authorized - unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares
Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2003:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2003	37,900,000	$1	25,139,908	$492,451	$492,452

Public offering (1)	−	−	5,200,000	29,164	29,164
Exercise of stock options (note 14)	−	−	111,071	254	254
Exercise of restricted stock awards (note 14)	−	−	89,504	−	−
Redemption	−	−	(5,340)	(5)	(5)
Resale	−	−	5,340	5	5
Share issue expenses	−	−	−	(137)	(137)

Balance as at August 31, 2004	37,900,000	1	30,540,483	521,732	521,733

Exercise of stock options (note 14)	−	−	71,699	148	148
Exercise of restricted stock awards (note 14)	−	−	53,592	−	−
Share issue expenses	−	−	−	(6)	(6)

Balance as at August 31, 2005	37,900,000	1	30,665,774	521,874	521,875

Exercise of stock options (note 14)	−	−	182,425	557	557
Exercise of restricted share units (note 14)	−	−	4,770	−	−
Conversion of multiple voting shares into subordinate voting shares	(757,000)	−	757,000	−	−
Reclassification of stock-based compensation cost to share capital upon exercise of stock awards	−	−	−	200	200
Elimination of deficit by reduction of share capital (2)	−	−	−	(373,711)	(373,711)

Balance as at August 31, 2006	37,143,000	$1	31,609,969	$148,920	$148,921

(1)
On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (CA$38,438,400), after deduction of underwriting commission of $1,215,000 (CA$1,601,000).

(2)	Upon the approval of the Board of Directors dated August 31, 2006, the company eliminated its deficit against its share capital.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14  Stock-Based Compensation Plans

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares.

Long-term incentive plan

In May 2000, the company established a Stock Option Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire ten years from the date of grant and generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2003:

	Years ended August 31,

	2006		2005		2004

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding - Beginning of year	2,763,759	$19	2,934,518	$21	3,176,613	$23
Granted	31,992	6	246,233	6	536,500	5
Exercised	(182,425)	(4)	(71,699)	(3)	(111,071)	(3)
Forfeited	(173,951)	(18)	(345,293)	(27)	(667,524)	(23)

Outstanding - End of year	2,439,375	$20	2,763,759	$19	2,934,518	$21

Exercisable - End of year	1,852,870	$25	1,650,404	$28	1,331,707	$32

The intrinsic value of stock options exercised during the year ended August 31, 2006, was CA$552,000.

The weighted average grant-date fair value of stock options granted during fiscal 2004, 2005 and 2006 amounted to $2.73, $3.51 and $4.76, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of stock awards granted in fiscal 2004, 2005 and 2006 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

	Years ended August 31,

	2006	2005	2004

Risk-free interest rate	3.9%	3.6%	2.7%
Expected volatility (based on historical volatility)	87%	95%	100%
Dividend yield	Nil	Nil	Nil
Expected life	66 months	66 months	49 months

The company is required to make pro forma disclosures of net earnings (loss) and net earnings (loss) per share for any periods included in the financial statements, as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to unvested stock options granted prior to September 1, 2003, and outstanding as at August 31, 2004, 2005 and 2006, the net earning (loss) per share and the pro forma net earning (loss) per share would have been the same for all reporting years.

The following table summarizes information about stock options as at August 31, 2006:

	Stock options outstanding						Stock options exercisable

Exercise price	Number	Weighted average exercise price		Aggregate intrinsic value		Weighted average remaining contractual life	Number	Weighted average exercise price		Aggregate intrinsic value
(CA$)		(CA$	)	(CA$	)			(CA$	)	(CA$	)
$2.50 to $3.36	419,655	$2.50		$1,402		6.1 years	273,313	$2.50		$913
$3.96 to $5.84	547,687	5.07		422		7.6 years	206,464	4.92		190
$6.22 to $9.02	193,200	6.52		−		7.4 years	94,260	6.82		−
$14.27 to $20.00	476,396	15.78		−		5.2 years	476,396	15.78		−
$29.70 to $43.00	564,436	36.27		−		4.2 years	564,436	36.27		−
$51.25 to $68.17	199,771	65.76		−		4.0 years	199,771	65.76		−
$83.66	38,230	83.66		−		4.0 years	38,230	83.66		−

	2,439,375	$20.26		$1,824		5.7 years	1,852,870	$25.19		$1,103

Restricted Share Units (RSUs)

RSUs are “phantom” shares that rise and fall in value based on the value of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors on the vesting dates established by the Board of Directors at the time of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date. RSUs granted under the plan expire at the latest ten years from the date of grant.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes RSUs activity since January 2005:

	Years ended August 31,

	2006	2005

Outstanding - Beginning of year	176,185	−
Granted	173,803	176,185
Exercised	(4,770)	−
Forfeited	(17,341)	−

Outstanding - End of year	327,877	176,185

None of the RSUs outstanding as at August 31, 2005 and 2006 were redeemable. As at August 31, 2006, the weighted average remaining contractual life of the outstanding RSUs was 8.9 years. The weighted average grant-date fair value of RSUs granted during fiscal 2005 and 2006 amounted to $4.68 and $5.39, respectively.

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

The following table summarizes DSU activity since January 2005:

	Years ended August 31,

	2006	2005

Outstanding - Beginning of year	23,734	−
Granted	19,556	23,734

Outstanding - End of year	43,290	23,734

None of the DSUs outstanding as at August 31, 2005 and 2006 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2005 and 2006 amounted to $4.47 and $5.81.

Stock appreciation rights plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant and vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock appreciation rights activity since August 31, 2003:

	Years ended August 31,

	2006		2005		2004

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding - Beginning of year	19,000	$12	13,000	$16	9,000	$24
Granted	5,500	6	6,000	4	6,000	5
Forfeited	−	−	−	−	(2,000)	(19)

Outstanding - End of year	24,500	$11	19,000	$12	13,000	$16

Exercisable - End of year	11,000	$18	7,500	$24	4,250	$30

The following table summarizes information about stock appreciation rights as at August 31, 2006:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$2.21	2,000	6.6 years	1,500
$4.51 to $6.50	17,500	8.4 years	4,500
$22.25	2,500	4.4 years	2,500
$45.94	2,500	4.0 years	2,500

	24,500	7.4 years	11,000

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes restricted stock awards activity since August 31, 2003:

	Years ended August 31,

	2005	2004

Outstanding - Beginning of year	53,592	143,096
Exercised	(53,592)	(89,504)

Outstanding - End of year	−	53,592

15  Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2006	2005	2004

Gross research and development expenses	$19,488	$15,878	$15,668
Research and development tax credits and grants	(4,084)	(3,688)	(3,278)

	$15,404	$12,190	$12,390

Government grants

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2,220,000 (US$1,995,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

Since the beginning of the program, the company has claimed and received the maximum amount of CA$2,220,000. However, these grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company deferred in the balance sheet CA$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted the company with its final approval and the company recorded a non-recurring revenue of CA$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings of fiscal 2006.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Furthermore, since 2000, companies operating in the Quebec City area are eligible for a refundable credit granted by the Quebec provincial government. This credit is earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount received by the company so far under this program, CA$774,000 (US$700,000) was deferred and was included in government grants in the balance sheet. This amount will be recognized in the statement of earnings upon the final approval of eligible salaries by the sponsor of the program. Should repayments of any amounts received pursuant to this program be required, such repayments, less related deferred revenue, will be charged to earnings as the amount of any repayment becomes known.

Following is a summary of the classification of these and certain other grants and credits (government grants) in the statements of earnings of the reporting years.

Cost of sales for the years ended August 31, 2004, 2005 and 2006, is net of government grants of $3,000, $89,000 and $262,000, respectively.

Selling and administrative expenses for the years ended August 31, 2004, 2005 and 2006, are net of government grants of $5,000, $32,000 and $76,000, respectively.

Research and development expenses for the years ended August 31, 2004, 2005 and 2006, are net of government grants of $80,000, $22,000 and $4,000, respectively.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 2% (1% prior to June 2005) of an employee’s gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2004, 2005 and 2006, amounted to CA$141,000 (US$106,000), CA$221,000 (US$179,000) and CA$363,000 (US$316,000), respectively.

•	401K plan

The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2004, 2005 and 2006, the company recorded cash contributions and expenses totaling $187,000, $134,000 and $126,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

16  Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2006	2005	2004

Income tax provision at combined Canadian federal and provincial statutory tax rate (32% in 2006, 31% in 2005 and 32% in 2004)	$3,430	$307	$(3,011)

Increase (decrease) due to:
Foreign income taxed at different rates	(85)	(580)	(767)
Non-taxable income	(207)	(827)	(128)
Non-deductible expenses	527	784	1,205
Tax deductions	−	(81)	(169)
Change in enacted rates	497	−	274
Effect of consolidation of subsidiaries	61	(209)	(1,384)
Previous year tax recovery	−	−	(1,406)
Other	239	(146)	446
Change in valuation allowance	(1,877)	3,375	3,954

	$2,585	$2,623	$(986)
The income tax provision consists of the following:
Current
Canadian	$2,573	$2,513	$(577)
Other	12	110	(409)

	2,585	2,623	(986)
Future
Canadian	2,687	(1,445)	(1,104)
United States	(601)	(1,723)	(2,448)
Other	(209)	(207)	(402)

	1,877	(3,375)	(3,954)

Valuation allowance
Canadian	(2,687)	1,445	1,104
United States	601	1,723	2,448
Other	209	207	402

	(1,877)	3,375	3,954

	$2,585	$2,623	$(986)

Details of the company’s income taxes:
Earnings (loss) before income taxes
Canadian	$13,202	$3,092	$(7,740)
United States	(2,103)	(953)	(5,879)
Other	(379)	(1,150)	4,209
	$10,720	$989	$(9,410)

Most of the company’s income tax provision for fiscal 2005 and 2006 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

		2006		2005

Future income tax assets
Long-lived assets		$4,453		$4,902
Provisions and accruals		7,315		7,406
Government grants		−		209
Deferred revenue		486		318
Share issue expenses		531		590
Research and development expenses		8,527		7,292
Losses carried forward		18,118		18,424

		39,430		39,141
Valuation allowance		(38,543)		(38,406)

		887		735

Future income tax liabilities
Research and development tax credits		(887)		(735)

Future income tax assets, net	$	−	$	−

As at August 31, 2006, the company had available operating losses in several tax jurisdictions, against which a full valuation allowance of $18,118,000 was recorded. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provinces	and Other

2008	$1,252	$92	$1,857
2009	5,186	394	599
2010	4,677	327	266
2011	168	86	-
2013	-	-	876
2015	1,666	1,670	-
2022	-	-	9,406
2023	-	-	11,621
2024	-	-	6,700
2025	-	-	6,690
2026	1,694	1,696	2,737
Indefinite	1,702	1,775	1,996

	$16,345	$6,040	$42,748

As at August 31, 2006, in addition to operating losses, the company had available research and development expenses in Canada amounting to $33,745,000 at the federal level and $15,276,000 at the provincial level, against which a full valuation allowance of $8,527,000 was recorded. These expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, as at August 31, 2006, the company had available research and development tax credits at the Canadian federal level in the amount of $3,697,000 that can be carried forward against future years’ income taxes payable over the next ten years. These tax credits were not recorded in the balance sheet as at August 31, 2006.

17  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2006	2005	2004

Basic weighted average number of shares outstanding (000’s)	68,643	68,526	66,020
Plus dilutive effect of:
Stock options (000’s)	502	422	502
Deferred share units (000’s)	31	8	−
Restricted share units (000’s)	99	8	−
Restricted stock awards (000’s)	−	17	93

Diluted weighted average number of shares outstanding (000’s)	69,275	68,981	66,615

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,628	1,962	2,128

The diluted net loss per share for the years ended August 31, 2004 and 2005, was the same as the basic net loss per share since the dilutive effect of stock options, deferred share units, restricted share units and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted net loss per share for those years was calculated using the basic weighted average number of shares outstanding.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18  Financial Instruments

Short-term investments

Short-term investments consist of the following:

	As at August 31,

	2006	2005

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 3.92% to 4.31% in 2006 and 2.44% to 2.75% in 2005, maturing on different dates between September 2006 and January 2007 in fiscal 2006, and September 2005 and January 2006 in fiscal 2005	$104,437	$104,883

Fair value

Cash, accounts receivable, accounts payable and accrued liabilities as well as long-term debt, are financial instruments whose carrying values approximate their fair values.

The fair value of short-term investments, based on market value, amounted to $104,883,000 and $104,437,000 as at August 31, 2005 and 2006, respectively.

The fair value of forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to unrecognized gains of $2,937,000 and $5,451,000 as at August 31, 2005 and 2006, respectively.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company’s short-term investments consist of debt instruments issued by nine (six in 2005) quality high-credit corporations and trusts. The company’s cash and forward exchange contracts are held with or issued by quality high-credit financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $352,000 and $451,000 as at August 31, 2005 and 2006, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

As at August 31, 2006, the company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing
Short-term investments	As described above
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	As described in note 10

Forward exchange contracts

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2005 and 2006, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2005
September 2005 to August 2006	$26,000	1.2630
September 2006 to November 2007	7,600	1.2500
As at August 31, 2006
September 2006 to August 2007	$37,000	1.1676
September 2007 to June 2009	26,800	1.1261

19  Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Year ended August 31, 2006

	Telecom Division		Life Sciences and Industrial Division		Total

Sales		$107,376		$20,877	$128,253
Earnings from operations		$6,679		$1,383	$8,062
Unallocated items:
Interest and other income					3,253
Foreign exchange loss					(595)

Earnings before income taxes					10,720
Income taxes					2,585

Net earnings for the year					$8,135

Government grants (note 15)		$(1,307)	$	−	$(1,307)

Amortization of capital assets		$6,689		$1,228	$7,917

Stock-based compensation costs		$962		$70	$1,032

Impairment of long-lived assets (note 4)	$	−		$604	$604

Capital expenditures		$3,049		$329	$3,378

	Year ended August 31, 2005

	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$80,120	$17,096	$97,216
Earnings (loss) from operations	$763	$(962)	$(199)
Unallocated items:
Interest and other income			2,524
Foreign exchange loss			(1,336)

Earnings before income taxes			989
Income taxes			2,623

Net loss for the year			$(1,634)

Amortization of capital assets	$6,504	$2,588	$9,092

Stock-based compensation costs	$897	$66	$963

Capital expenditures	$1,408	$93	$1,501

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Year ended August 31, 2004

	Telecom Division		Life Sciences and Industrial Division		Total

Sales		$58,882		$15,748	$74,630
Loss from operations		$(5,557)		$(5,013)	$(10,570)
Unallocated items:
Interest and other income					1,438
Foreign exchange loss					(278)

Loss before income taxes					(9,410)
Income taxes					(986)

Net loss for the year					$(8,424)

Amortization of capital assets		$6,643		$3,372	$10,015

Stock-based compensation costs		$417		$32	$449

Impairment of long-lived assets (note 4)		$620	$	−	$620

Restructuring and other charges (note 4)	$	−		$1,261	$1,261

Capital expenditures		$607		$244	$851

Total assets by reportable segment are detailed as follows:

	As at August 31,

	2006	2005

Telecom Division	$93,853	$64,655
Life Sciences and Industrial Division	11,339	11,449
Unallocated assets	113,967	114,853

	$219,159	$190,957

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Carrying value of goodwill by reportable segment is detailed as follows:

	As at August 31,

	2006	2005

Telecom Division	$22,545	$16,092
Life Sciences and Industrial Division	4,597	4,278

	$27,142	$20,370

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2006	2005	2004

United States	$59,457	$56,282	$40,019
Canada	8,767	6,830	5,818
Latin America	8,380	3,127	3,547

	76,604	66,239	49,384
Europe, Middle East and Africa	32,379	19,396	13,706
Asia-Pacific	19,270	11,581	11,540

	$128,253	$97,216	$74,630

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2004, 2005 and 2006, one customer represented more than 10% of sales with 13.8% of sales ($10,325,000) in fiscal 2004, 23.3% of sales ($22,629,000) in 2005 and 13.8% of sales ($17,706,000) in 2006. For fiscal 2004, 2005 and 2006, the most important customer purchased from the Telecom Division.

Long-lived assets by geographic region are detailed as follows:

	As at August 31,

	2006	2005

Canada	$51,724	$35,690
United States	3,758	5,601

	$55,482	$41,291

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

Reconciliation of net earnings (loss) to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings (loss) and net earnings (loss) per share under Canadian GAAP as compared to U.S. GAAP. Please refer to corresponding explanatory notes in the Reconciliation Items section.

			Years ended August 31,

			2006	2005	2004

Net earnings (loss) for the year in accordance with Canadian GAAP			$8,135	$(1,634)	$(8,424)
Stock-based compensation costs	a	)	−	−	(867)
Unrealized losses on forward exchange contracts	b	)	−	(1,286)	(280)

Net earnings (loss) for the year in accordance with U.S. GAAP			8,135	(2,920)	(9,571)

Other comprehensive income (loss)

Foreign currency translation adjustment			12,322	15,669	5,969
Unrealized gains on forward exchange contracts	b	)	5,394	2,313	689
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	b	)	(2,880)	(65)	−
Comprehensive income (loss)			$22,971	$14,997	$(2,913)

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP			$0.12	$(0.04)	$(0.14)

Basic weighted average number of shares outstanding (000’s)			68,643	68,526	66,020
Diluted weighted average number of shares outstanding (000’s)			69,275	68,981	66,615

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Please refer to the corresponding explanatory note in the Reconciliation Items section.

			As at August 31,

			2006	2005	2004

Shareholders’ equity in accordance with Canadian GAAP			$196,234	$173,400	$157,327
Forward exchange contracts	b	)	5,451	2,937	1,975
Goodwill			(11,908)	(11,042)	(10,008)

Shareholders’ equity in accordance with U.S. GAAP			$189,777	$165,295	$149,294

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2003:

	Share capital	Contributed surplus	Deficit	Deferred stock-based compensation costs	Other capital	Accumulated other comprehensive income	Shareholders’ equity

Balance as at August 31, 2003	$565,291	$1,519	$(454,588)	$(1,278)	$5,429	$5,219	$121,592

Net loss for the year	−	−	(9,571)	−	−	−	(9,571)
Stock-based compensation costs	1,737	−	−	339	(760)	−	1,316
Foreign currency translation adjustment	−	−	−	−	−	5,969	5,969
Unrealized gains on forward exchange contracts	−	−	−	−	−	689	689
Public offering (note 13)	29,164	−	−	−	−	−	29,164
Exercise of stock options (note 13)	254	−	−	−	−	−	254
Share issue expenses (note 13)	(137)	−	−	−	−	−	(137)
Premium on resale of share capital	−	18	−	−	−	−	18

Balance as at August 31, 2004	596,309	1,537	(464,159)	(939)	4,669	11,877	149,294

Net loss for the year	−	−	(2,920)	−	−	−	(2,920)
Stock-based compensation costs	1,213	−	−	(776)	425	−	862
Foreign currency translation adjustment	−	−	−	−	−	15,669	15,669
Unrealized gains on forward exchange contracts	−	−	−	−	−	2,248	2,248
Exercise of stock options (note 13)	148	−	−	−	−	−	148
Share issue expenses (note 13)	(6)	−	−	−	−	−	(6)

Balance as at August 31, 2005	597,664	1,537	(467,079)	(1,715)	5,094	29,794	165,295

Net earnings for the year	−	−	8,135	−	−	−	8,135
Stock-based compensation costs	−	−	−	344	610	−	954
Foreign currency translation adjustment	−	−	−	−	−	12,322	12,322
Unrealized gains on forward exchange contracts	−	−	−	−	−	2,514	2,514
Exercise of stock options (note 13)	557	−	−	−	−	−	557
Reclassification of stock-based compensation costs upon exercise of stock awards (note 13)	200	−	−	−	(200)	−	−

Balance as at August 31, 2006	$598,421	$1,537	$(458,944)	$(1,371)	$5,504	$44,630	$189,777

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income is comprised of the following:

			As at August 31,

			2006	2005	2004

Foreign currency translation adjustment
Current year			$12,322	$15,669	$5,969
Cumulative effect of prior years			26,857	11,188	5,219

			39,179	26,857	11,188
Unrealized gains on forward exchange contracts	b	)
Current year			2,514	2,248	689
Cumulative effect of prior years			2,937	689	−

			5,451	2,937	689

			$44,630	$29,794	$11,877

Statements of cash flows

For the years ended August 31, 2004, 2005 and 2006, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)  Accounting for stock-based compensation

Until August 31, 2003, and to conform to U.S. GAAP, the company measured stock-based compensation costs using the intrinsic value method (APB 25, "Accounting for Stock Issued to Employees"). However, since September 1, 2003, and as described in item e) below, the company accounts for stock-based compensation costs for awards granted after that date, using the fair value-based method to conform to Statement of Financial Accounting Standard (SFAS) 123, “Accounting for Stock-Based Compensation” and subsequently, SFAS123(R), “Share-Based Payments”.

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-Term Incentive Plan

Until August 31, 2003, and under APB 25, compensation costs related to the long-term incentive plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price of the stock option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years. Compensation costs related to stock options granted prior to September 1, 2003, and accounted for under APB 25 became fully amortized during fiscal 2004.

Restricted Stock Award Plan

Under APB 25, compensation costs related to the restricted stock award plan were measured as the difference between the market price of the underlying stock at the date of grant and the exercise price of the stock award, which was nil. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period. Compensation costs related to this plan, which were accounted for under APB 25, became fully amortized during fiscal 2004.

Until August 31, 2003, no compensation costs were recognized for these stock-based compensation plans under Canadian GAAP.

b)  Forward exchange contracts

The forward exchange contracts entered into by the company prior to September 1, 2003, did not qualify for hedge accounting treatment under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”; accordingly, changes in the fair value of these derivatives were charged to earnings. However, on September 1, 2003, the company implemented the documentation for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting. With this documentation in place, the forward exchange contracts entered into by the company since September 1, 2003, qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts are charged to other comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

Under Canadian GAAP, foreign exchange translation gains and losses on forward exchange contracts are recognized as an adjustment of the revenue when the corresponding sales are recorded, regardless of whether the contracts were entered into before or after September 1, 2003.

Based on the portfolio of forward exchange contracts as at August 31, 2006, the company estimates that the portion of the unrealized gain on forward exchange contracts as of August 31, 2006, and that will be realized and reclassified to net earnings over the next fiscal year amounts to $2,872,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

c)  Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,761,000, $2,169,000 and $2,546,000 for fiscal 2004, 2005 and 2006, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

d)	Elimination of deficit by reduction of share capital

As at August 31, 2006, under Canadian GAAP, the company proceeded to eliminate its deficit against its share capital (note 13). However, under U.S. GAAP, such elimination is not permitted, which creates a permanent difference of $373,711,000 in the deficit and the share capital between the Canadian GAAP and U.S. GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

e)	New accounting standards and pronouncements

Adopted in fiscal 2006

In November 2004, the Financial Accounting Standard Board (FASB) issued SFAS 151, “Inventory Costs”, an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 improves financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company adopted this new statement on September 1, 2005, and its adoption had no significant impact on its financial statements.

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This statement supersedes ABP 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company adopted this statement on September 1, 2005, using the modified prospective application method of transition and its adoption had no significant impact on its financial statements.

Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123(R), the company is required to make pro forma disclosures of net earnings (loss) and net earnings (loss) per share for any periods included in the financial statements that ended prior to the adoption of SFAS 123(R) (i.e., fiscal 2004 and 2005) as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to these awards, the pro forma net earnings (loss) per share would have been the same as the net earnings (loss) per share for all reporting periods.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model.

To be adopted after fiscal 2006

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Errors Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or corrections of errors in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting to Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company will adopt this interpretation on September 1, 2007, and has not yet assessed the impact its adoption will have on its financial statements.