Form 20-F
period 2007-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2007-11-28
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2007; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ________ to ________; or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from September 1, 2006 to August 31, 2007

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

None

As of November 1, 2007, the registrant had 32,361,561 Subordinate Voting Shares outstanding.

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

Yes ☐No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 of 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐No ☒

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
B.      Dividend Policy
C.  Significant changes

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

Item 16E        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

PART III.

Item 17.                Financial Statements

Item 18.                Financial Statements

Item 19.                Exhibits

Signatures

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains or incorporates by reference statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including those that are discussed under “Risk Factors” set forth in Item 3D of this annual report. Assumptions relating to forward-looking statements involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. When used in this annual report, the words “believe”, “anticipate”, “plan”, “expect”, “intend”, “estimate” or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this annual report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisors

            Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

            Not Applicable.

Item 3.	Key Information

A.   Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2003 and 2004 and the consolidated balance sheets data as at August 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this annual report.  The consolidated statements of earnings data for each of the three years ended August 31, 2005, 2006 and 2007 and the consolidated balance sheets data as at August 31, 2006 and 2007 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

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

	Years ended August 31,
	2007	2006	2005	2004	2003
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Amounts under Canadian GAAP
Sales	$152,934	$128,253	$97,216	$74,630	$61,930
Cost of sales (1)	65,136	57,275	44,059	34,556	36,197
Gross margin	87,798	70,978	53,157	40,074	25,733

Operating expenses
Selling and administrative	49,580	40,298	31,782	25,890	26,991
Net research and development	16,668	15,404	12,190	12,390	15,879
Amortization of property, plant and equipment	2,983	3,523	4,256	4,935	5,210
Amortization of intangible assets	2,864	4,394	4,836	5,080	5,676
Impairment of long-lived assets and goodwill	−	604	−	620	7,427
Government grants	(1,079)	(1,307)	−	−	−
Restructuring and other charges	−	−	292	1,729	4,134
Total operating expenses	71,016	62,916	53,356	50,644	65,317
Earnings (loss) from operations	16,782	8,062	(199)	(10,570)	(39,584)
Interest and other income	4,717	3,253	2,524	1,438	1,245
Foreign exchange loss	(49)	(595)	(1,336)	(278)	(1,552)
Earnings (loss) before income taxes	21,450	10,720	989	(9,410)	(39,891)
Income taxes	(20,825)	2,585	2,623	(986)	15,059
Net earnings (loss) for the year	$42,275	$8,135	$(1,634)	$(8,424)	$(54,950)
Basic and diluted net earnings (loss) per share	$0.61	$0.12	$(0.02)	$(0.13)	$(0.87)
Basic weighted average number of shares used in per share calculations (000’s)	68,875	68,643	68,526	66,020	62,852
Diluted weighted average number of shares used in per share calculations (000’s)	69,555	69,275	68,526	66,020	62,852
Other consolidated statements of earnings data:
Gross research and development	$25,201	$19,488	$15,878	$15,668	$17,133
Net research and development	$16,668	$15,404	$12,190	$12,390	$15,879
Amounts under U.S. GAAP
Net earnings (loss) for the year	$42,257	$8,135	$(2,920)	$(9,571)	$(48,201)
Basic and diluted net earnings (loss) per share	$0.61	$0.12	$(0.04)	$(0.14)	$(0.77)
Basic weighted average number of shares used in per share calculations (000’s)	68,875	68,643	68,526	66,020	62,852
Diluted weighted average number of shares used in per share calculations (000’s)	69,555	69,275	68,526	66,020	62,852

	As at August 31,
	2007	2006	2005	2004	2003
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Amounts under Canadian GAAP
Cash	$5,541	$6,853	$7,119	$5,159	$5,366
Short-term investments	124,217	104,437	104,883	83,969	52,010
Working capital	180,440	143,985	135,288	115,141	77,408
Total assets	279,138	219,159	190,957	172,791	146,254
Long-term debt (excluding current portion)	−	354	198	332	453
Share capital	150,019	148,921	521,875	521,733	492,452
Shareholders’ equity	$250,165	$196,234	$173,400	$157,327	$129,826
Amounts under U.S. GAAP
Cash	$5,541	$6,853	$7,119	$5,159	$5,366
Short-term investments	124,217	104,437	104,883	83,969	52,010
Working capital	183,231	149,436	138,225	117,116	78,974
Total assets	268,389	212,702	182,852	164,758	138,020
Long-term debt (excluding current portion)	−	354	198	332	453
Share capital	599,519	598,421	597,664	596,309	565,291
Shareholders’ equity	$239,343	$189,777	$165,295	$149,294	$121,592
_________________________

(1)	The cost of sales is exclusive of amortization, shown separately.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.

The market for our primary business activity ─ namely designing, manufacturing, marketing and selling telecommunications test, measurement and monitoring equipment ─ is rapidly evolving and is marked by intense competition and technical innovation. Likewise, the market for our selected life sciences and industrial solutions is very competitive. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for telecommunications test, measurement and monitoring equipment as well as for life sciences and industrial solutions might evolve in response to technical innovations and economic conditions. Achieving our key performance indicator of 20% sales growth in fiscal 2008 will largely depend on our ability to gain market share by increasing sales of current products at existing accounts, expanding into new accounts, introducing new products and product enhancements, and exploiting new market opportunities.

During the past few years, the telecommunications test, measurement and monitoring industry has witnessed consolidation. Anritsu Corporation announced the acquisition of NetTest A/S in August 2005 and JDS Uniphase Corporation (JDSU) completed its acquisition of Acterna Corporation during the same month. Agilent Technologies Inc. divested itself of its semiconductor division to refocus its efforts on test and measurement. With the exception of JDSU (which also sells optical components), these competitors are global test, measurement and monitoring vendors who complement their broad range of products with telecommunications test, measurement and monitoring equipment. Similarly, Spirent plc, Tektronix, Inc. and Yokagawa are global test, measurement and monitoring vendors who compete against us. Other competitors, such as Digital Lightwave Inc., Fluke Networks, an operating division within Danaher Corporation, IXIA, and Sunrise Telecom Inc., compete against us in niche markets. Some competitors in both groups may have greater financial, technical and/or marketing resources than us. Consequently, they may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products in order to capture market share.

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

Most of our sales are denominated in currencies other than the Canadian dollar (principally US dollars and Euros). However, a large portion of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, even though we manage to some extent our exposure to currency risks with forward exchange contracts and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar and Euro on the other. For example, the average exchange rate of the Canadian dollar versus the US dollar in fiscal 2007 was 1.1215. As of November 1, 2007, the Canadian dollar had increased 15.2% versus the average exchange rate of the US dollar for fiscal 2007 and had increased 7.2% versus the average exchange rate of the Euro for 2007. Any increase in the value of the Canadian dollar relative to other currencies, especially the US dollar, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

Our business may be adversely affected by unfavorable general economic and market conditions

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. If there is a recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

  One of our customers has accounted for a high percentage of our sales in the past several years, and any adverse factor affecting this customer or our relationship with this customer could cause our sales to decrease.

A Tier-1 carrier in the US accounted for 14.7% of our sales in fiscal 2007, 13.8% in 2006 and 23.3% in 2005. Even if this customer has a supply contract with us, it could change its purchasing practice, force us to renegotiate prices and is not obligated to purchase a specific amount of products from us or provide us with binding purchase forecasts for any period. In addition, our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalties.

The loss of such a customer or the reduction, delay, or cancellation of orders from this customer or other significant customers could cause our sales and, therefore, net earnings to decline.

We have faced pricing pressure on our existing products and expect that this pressure will continue. If we do not keep lowering our manufacturing costs or introduce new products with higher margins, our gross margins may decrease and our operating results may be adversely affected.

We continued implementing measures to protect our gross margin, which reached 57.4% of sales in fiscal 2007 compared to 55.3% in 2006, despite the negative impact of the exchange rate between US and Canadian currencies. In addition, since September 2007, we began transferring and ramping the manufacturing of our higher-volume, lower-complexity telecom products at a wholly-owned production facility in Shenzhen, China, with a goal of lowering our production costs. However, increased competitiveness in the telecommunications test, measurement and monitoring industry will likely result in continuing downward pressure on average selling prices, which may in turn negatively affect our gross margins. Pricing pressure can result from a number of factors such as:

•	increased competition for business;
•	reduced demand;
•	limited number of potential customers;
•	competition from companies with lower production costs, including companies operating in lower cost environments;
•	introduction of new products by competitors;

•	greater economies of scale for higher-volume competitors;
•	large customers, who buy in high volumes, can exert substantial negotiating leverage over us; and
•	resale of used equipment.

In addition, gross margins may also be negatively affected by increased costs of raw materials as well as obsolescence and excess costs, product and customer mix and under-absorption of fixed manufacturing costs.

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

As a result of their complexity, our products may contain undetected software or hardware defects, inaccurate calibration or compatibility problems or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing and diligent effort, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions or that customized products meet customer sign-off acceptance requirements. If we are unable to fix defects or other problems or meet custom requirements, we could experience, among other things:

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

We may not be able to make the necessary acquisitions or strategic alliances needed for the development of our business or, if we do make such acquisitions or strategic alliances, we cannot assure you that we will successfully integrate the businesses, products, technologies and personnel. In addition, such acquisitions could distract management’s attention from our day-to-day business and operations. Ultimately, the failure to make strategic acquisitions or the inability to carry out effective integrations could disrupt our overall business and harm our financial condition.

We intend to carefully seek businesses, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. There can be no assurance that we will ultimately make any such transactions. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price, our cash position or our ability to raise capital or issue debt on favorable terms or at all at the time of an acquisition may affect our ability to complete such an acquisition.

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

For the fiscal year ended August 31, 2007, customers outside of the United States and Canada accounted for 45.5% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

In the third quarter of fiscal 2007, we began establishing a software development center in Pune, India, to supplement the efforts of our three R&D centers in Quebec City, Canada, Montreal, Canada, and Concord, Canada. We also began manufacturing high-volume, low-complexity telecom products at our wholly-owned production facility in Shenzhen, China, in the first quarter of fiscal 2008 with the goal of lowering our manufacturing costs.

Even if we are able to successfully expand our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

•
challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and business practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

•	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
•
measures to ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in light of setting up new operating companies in India and China or the likely future acquisition of companies;

•	failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
•	difficulties in establishing and enforcing our intellectual property rights;
•	inability to maintain a competitive list of distributors for indirect sales;
•	tariffs and other trade barriers;
•	economic instability in foreign markets;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	currency fluctuations;
•	potential foreign and domestic tax consequences;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;

•	longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
•	Failure to meet certification requirements.

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include:

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

•	order cancellations or rescheduled delivery dates;
•	pricing changes by our competitors or suppliers;
•	customer bankruptcies and difficulties in collecting accounts receivable;
•	restructuring and impairment charges;
•	foreign exchange rate fluctuations, as a portion of our operating expenses are denominated in Canadian dollars; and
•	general economic conditions.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 37 actively-maintained granted patents from the United States (including one “design” patent), eight from Canada, three from Germany (including one "Utility Model"), two from the United Kingdom, two from France, and one from China. In addition, EXFO has nine US patent applications in process, nine Canadian patents applications in process, two European applications in process, two from China, two from Germany, one from Russia and four Patent Cooperation Treaty patent applications pending. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation can be time-consuming and expensive, regardless of whether we win or lose.

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

Our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology, or design around the patents owned or licensed by us. We cannot be sure that the steps that we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we will be less able to differentiate our products and our sales may decline.

Others may claim that our products infringe upon their intellectual property rights, or they may infringe our intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Litigation regarding intellectual property rights is common in the technology industry and for this reason, we expect that third-party infringement claims involving technologies may increase. If an infringement claim is filed against us, we may be prevented from using some of our technologies and may incur significant costs to resolve the claim. Conversely, we may be required to spend significant resources to monitor and enforce our intellectual property rights.

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

Some of our customers may experience cash flow problems. Consequently, we may have customers who delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to order products would result in decreased revenues for us. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

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

If we fail to predict our supply requirements accurately, we may have excess inventory or insufficient inventory, either of which could cause us to incur additional costs and/or experience manufacturing delays.

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

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial information or prevent fraud, which could harm our operating results and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable and accurate financial information and effectively prevent fraud. We have devoted significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. Furthermore, we cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in the light of setting up new operating companies in India and China or the likely future acquisition of companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As well, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to reduce infrastructure costs. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause it to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

Regulatory changes may cause us to incur increased costs.

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to report on internal controls over financial reporting. Compliance with new rules could also require the further commitment of significant financial resources and result in the diversion of management’s time and attention from revenue-generating activities. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

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

We must also provide significant training for our employee base due to the highly specialized nature of telecommunications test, measurement and monitoring as well as life sciences and industrial technologies. Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise, international business development, product management, sales, engineering and operation – may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

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

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 33.9% of our gross research and development expenses for the year ended August 31, 2007.

If unexpected changes in the laws or government policies terminate or adversely modify the Canadian and Quebec government programs, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. In addition, to the extent that we increase our research and development activities outside Canada or Quebec, resulting from the establishment of our software development center in Pune, India or, among other things, future acquisitions, our increased R&D activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

Changes in our effective tax rate or adverse outcomes resulting from tax audits may have an adverse impact on our results.

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our effective tax rate may be adversely impacted by changes in the mix of earnings between countries which have different statutory tax rates, in the valuation of our deferred tax assets, and by changes in tax rules and regulations. We are also subject to income tax audits in the respective jurisdictions in which we conduct business and we regularly assess the likelihood of adverse outcomes resulting from these tax audits to ascertain the adequacy of our provision for income taxes. There can be no assurance that the outcomes of these tax audits will not have an adverse impact on our result and financial condition.

Our current principal stockholder has effective control over our business.

As of November 1, 2007, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 91.9% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders.

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

Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operations performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded. As at August 31, 2007, we had $129.8 million in cash and short-term investments.

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

Item 4.	Information of the Company

A.   History and Development of the Company

Our legal name and commercial name is EXFO Electro-Optical Engineering Inc. / EXFO Ingénierie électro-optique inc. Our head office is located at 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@EXFO.com and our website is www.EXFO.com. Information on our website is not incorporated by reference in this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Our Transfer Agent and Registrar is CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This annual report contains trademarks and registered trademarks of us and other companies.

We were incorporated on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

On December 20, 2000, we acquired all of the shares of EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments, Inc.) (“EXFO Burleigh”), Burleigh Instruments GmbH and Burleigh Instruments (U.K.) Ltd. for an aggregate purchase price of US$189.3 million, comprised of 6,488,816 of our subordinate voting shares and US$42.5 million in cash pursuant to the terms of an Agreement of Merger and Plan of Reorganization among us, EXFO Sub, Inc. and the selling shareholders, dated November 4, 2000, as amended on December 20, 2000.  In April 2002, the name of Burleigh Instruments, Inc. was changed to EXFO Burleigh Products Group Inc.  On November 12, 2002, Burleigh Instruments (UK) Ltd. was dissolved. EXFO Burleigh is a U.S. company that manufactures precision scientific instruments used in basic and applied research engineering and production test applications in a variety of fields.

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

During fiscal 2001, we were forced to align our cost structure to market conditions. On June 27, 2001, we announced the reduction of non-customer-related expenses, postponement of plans to build a new facility in the Quebec Metro High-Tech Park, termination of non-cure operations of Nortech, a subsidiary that specialized in manufacturing fiber-optic temperature sensors and reduction of our work force by 15%. Our plan to build a new facility has been cancelled since then.

During fiscal 2002, we were forced to re-align our cost structure to market conditions.  First, on December 5, 2001, we announced the lowering of our operating expenses, a freeze in employee salaries, and the reduction of our workforce by 10%.  Then, on May 15, 2002, we announced a further 20% reduction of our global workforce in an effort to lower our cost structure. In May 2002, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the three acquisitions made during the previous 18 months. Considering the ongoing unfavorable market conditions, we recorded a charge of US$222.2 million to write down a significant portion of goodwill and a charge of US$23.7 million to write down a significant portion of acquired core technology. Also, overall for fiscal 2002, we wrote off US$18.5 million in excess and obsolete inventories.

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

During fiscal 2003, we were required to implement further restructuring measures as a result of depressed spending levels in the telecommunications industry and economic uncertainty. We reduced our workforce by 30%, rationalized our business activities and consolidated certain manufacturing operations. These measures incurred charges of US$4.1 million. The rationalization and consolidation initiatives involved the reorganization of our business into two new reportable market segments: Telecom Division and Photonics and Life Sciences Division and the exiting of the optical component manufacturing automation business. Our Telecom Division consists of the former Portable and Monitoring and telecom related Industrial and Scientific product lines. Our Photonics and Life Sciences Division includes previous non-telecom Industrial and Scientific product lines. Each division has been structured with its own sales, marketing, manufacturing, research and development and management teams.

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

During fiscal 2005, we completed the consolidation of our Life Sciences and Industrial Division in Toronto, Canada and we recorded $482,000 in restructuring expenses. Altogether, we incurred $2.5 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process. Following this process all of the operating activities of EXFO Burleigh were transferred mainly in Toronto, Canada.

In January 2006, we acquired substantially all the assets of Consultronics Limited (“Consultronics”), a leading supplier of test equipment for copper-based broadband access networks. Consultronics is a privately held company based in Toronto, Canada with subsidiaries in the United Kingdom and Hungary. We acquired all of the subsidiaries’ respective issued and outstanding shares. Consultronics specializes in x-Digital Subscriber Line (xDSL), Internet Protocol TV (IPTV) and Voice-over-Internet Protocol (VoIP) test solutions for the broadband access market. We paid consideration equal to approximately US$19.1 million, including debt assumption and other acquisition-related costs.

In November 2006, we incorporated EXFO Electro-Optical Engineering India Private Limited as our wholly-owned subsidiary to establish a software development center in Pune, India. In October 2007, we acquired substantially all of the assets of JamBuster Technologies Private Limited, for an unmaterial consideration, a company duly incorporated in Pune, India which is engaged in the business of software development services.

In April 2007, we established a wholly-owned foreign entity in Shenzhen China, EXFO Telecom Equipment (Shenzhen) Co. Ltd. for manufacturing purposes. We started ramping up manufacturing in September 2007 at our Chinese facility.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2,869,585 shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 8, 2007, and end on November 7, 2008, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not required that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839 a copy of the notice sent to the Toronto Stock Exchange (TSX) according to its normal course issuer bid.

B.   Business Overview

Company Overview

EXFO is a test and measurement expert in the global telecommunications industry, especially in the portable test market segment. Our Telecom Division, which represents about 85% of our business, offers a full range of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Our Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector.

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

Over the past years, we have enhanced our competitive position through acquisitions of copper/xDSL and protocol test businesses. In January 2006, we acquired substantially all the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. In addition to copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV (Internet Protocol TV) and VoIP (Voice-over-Internet Protocol), which are critical for NSPs in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. This acquisition was a strategic initiative to position EXFO as a one-stop shop for broadband access and triple-play testing, because it complemented our market leadership in the optical FTTx (fiber-to-the-X) test market.

In November 2001, we acquired Avantas Networks Corporation, a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal, Canada, in fiscal 2004, enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business and EXFO Burleigh’s operations have been mostly consolidated with those of EFOS Inc. in Toronto, Canada.

We launched 20 new products in fiscal 2007. Key product introductions included amongst others Internet protocol television (IPTV) test capabilities for our Packet Blazer Ethernet product line; a very high-speed digital subscriber loop, version 2 (VDSL2) test module to characterize IPTV and high-definition television (HDTV) over copper access links; a 10 Gigabit Ethernet module for our FTB-200 Compact Platform; a multi-purpose series of optical time domain reflectometers (OTDRs) for testing access, metro and long-haul networks; a next-generation Cable Assembly and Component Test System for production testing of short fiber assemblies and FTTx components, and the NQMS suite of quality assurance systems for the real-time monitoring of packet signals and fiber links. Products on the market two years or less accounted for 33.7% of sales in fiscal 2007.

Subsequent to the year-end, we released three additional solutions, namely a multi-service, multi-medium test platform for characterizing and troubleshooting commercial and residential access networks; a compact multi-service transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module; and a cost-effective handheld tester for the rapid installation and maintenance of ADSL/ADSL2/ADSL2+ services.

As well, Frost & Sullivan, a leading market research firm in the telecommunications test and measurement industry, named EXFO recipient of the Growth Strategy Leadership Award for the fourth consecutive year in the global fiber-optic test equipment (FOTE) market. According to Frost & Sullivan, EXFO generated the largest market-share gains in calendar 2006, moving from 11.0% in 2005 to 12.7% in 2006 for third place overall in the FOTE market. Frost & Sullivan specifically highlighted EXFO’s leadership in the handheld OTDR and optical loss test set (OLTS) segments with market share of 26.2% and 57.9%, respectively. Based on this report, we estimate that we improved our leadership position in our core installation and test market from 23.0% in 2005 to 25.5% in 2006.

In the third quarter of fiscal 2007, as part of ongoing efforts to improve our gross margin, we transferred the manufacturing activities of our protocol product line from Montreal, Canada, to our facilities in Quebec City, Canada. In the fourth quarter of fiscal 2007, we moved the manufacturing activities of our copper access product line from Concord, Canada, to Quebec City, Canada, and opened our own telecom manufacturing facility in Shenzhen, China. Our plan is to maintain two telecom manufacturing sites: low-volume, high-complexity products in Quebec City, Canada, and high-volume, low-complexity products in Shenzhen, China.

In the third quarter of fiscal 2007, we also began to establish a software development center in Pune, India, to supplement the research and development capabilities of our three Canadian centers. It will enable us to benefit from a wealth of IP expertise, accelerate product development ― especially for our software-intensive protocol test solutions ― take advantage of a lower costs structure, and leverage business opportunities in this rapidly developing country.

Overall in fiscal 2007, we increased sales 19.2% to US$152.9 million from US$128.3 million in 2006. GAAP net earnings reached US$42.3 million, or US$0.61 per diluted share, including US$24.6 million in previously unrecognized future income tax assets, US$3.2 million in previously unrecognized R&D tax credits, US$2.9 million in amortization of intangible assets, US$1.1 million from a government grant recovery and US$1.0 million in stock-based compensation costs. In 2006, GAAP net earnings totalled US$8.1 million, or US$0.12 per diluted share, including US$4.4 million in amortization of intangible assets, US$1.3 million from a government grant recovery, US$1.0 million in stock-based compensation costs and US$0.6 million for impairment of long-lived assets.

Based on the sales and earnings data for fiscal 2007, we concluded it was more likely than not that a portion of our future income tax assets, written off during the telecom downturn in 2003, would be recovered. As a result, we recognized US$24.6 million in previously unrecognized income tax assets and US$3.2 million in previously unrecognized R&D tax credits in the fourth quarter of fiscal 2007. These future income tax assets and tax credits relate to our operations in Canada and in the United States.

Key Industry Trends and Strategy

The fundamentals of the wireline telecom industry are fairly robust in most regions of the world, based upon exponential growth in bandwidth demand, intense competition – mainly in the United States – between telecom operators (telcos) and cable companies (cablecos) pushing massive network investments, and significant operational efficiencies and service revenues generated by fully converged IP (Internet protocol) networks.

Global Internet bandwidth grew at a compound annual growth rate (CAGR) of 45% from 2003 to 2006, according to TeleGeography Research. We believe this trend is likely to remain steady, if not accelerate, with the upcoming anticipation and explosion of IPTV (Internet protocol television) and HD-IPTV (high-definition Internet protocol television), as this will consume a significant amount of additional bandwidth. As a result, telecom companies and cable TV companies are investing substantially in their access networks to provide differentiated, revenue-generating services to attract and retain consumers who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telecom company perspective, we believe that fiber-to-the-premises (FTTP) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the future to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet-protocol) telephony, and a myriad of additional IP-based applications. We believe hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, because they are less expensive methods to increase bandwidth and can be mass-deployed faster. These decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN. The cost of deploying FTTH has largely been falling over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly effective. We are only at the early stages of fiber deployments in access networks both in the Americas and around the world.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies, such as 43 Gbit/s (gigabits per second) SONET/SDH (which should start in 2008) and 100 Gbit/s Ethernet (a longer-term trend), because these solutions are expected to be significantly more economical, especially if customers will be forced to dig trenches to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, the legacy SONET/SDH networks, which were designed in the 1980s and 1990s and implemented until 2005, will not be capable of efficiently carrying these emerging IP-based services as they are based on design standards aimed at PSTN point-to-point voice transmission only. As a result, telcos are increasingly turning to more flexible and future-proof IP-based, next-generation networks to allow for more versatile and efficient transport of a whole new range of applications and services, and to offer customers higher-margin triple-play services while reducing their operating costs.

In terms of our Life Sciences and Industrial Division, our strategy to leverage telecom technologies into fluorescence microscopy and industrial assembly markets delivered annual sales growth of 10.6% in fiscal 2007. We intend to maintain our focus on heightened resolution and miniaturization trends in these niche markets, while keeping operating costs to a minimum.

Fiscal 2008 Corporate Objectives

The fundamentals of the telecom industry are robust in the Americas and worldwide; this statement is based on exponential growth in bandwidth demand (45% from 2003-2006) for global Internet traffic; intense competitive stakes between telecom operators and cable companies, which drives massive network investments; and significant operational efficiencies and new service revenues that can be delivered by the increasing amount of fully converged IP networks.

As we remain committed to best practices in financial reporting, once again this year, we are providing our investors with our strategic objectives for fiscal 2008 along with key performance metrics. These management goals should not be confused with, and are not intended to be, guidance. The strategic objectives for fiscal 2008 are the continuity of prior years. As always, we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth. In fiscal 2008, we intend to maintain our long-term focus on profitable growth by increasing sales in both divisions through market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

•
Increase sales through market-share gains. We plan on increasing sales with a 20% growth target for fiscal 2008. We believe that we can continue gaining market share based on our strong positioning for key growth trends, such as the deployment of fiber deeper into access networks and the migration of networks towards converged, IP architectures; our history of gaining market share as evidenced by four consecutive Growth Strategy Leadership Awards from Frost & Sullivan for largest market share gains in optical testing; strong focus on execution as demonstrated by a sales compound annual growth rate of 27.0% over the last three years and 20.1% over the last 10 years, as well as ongoing investments on global sales and marketing staff.

•
Maximize profitability. We will strive to generate a GAAP operating margin of 8% in 2008, even considering a moderate strengthening of the Canadian dollar and our global expansion plans. We will seek to accomplish this through higher sales volumes enabling us to better absorb our fixed manufacturing costs, increased sales of higher-margin protocol test solutions, and a lower cost structure with some manufacturing and R&D being carried out in China and India, respectively.

•
Focus on innovation. We will seek to derive at least 30% of sales from new products that have been on the market two years or less in fiscal 2008. It remains an aggressive target, because we are usually first to market with our new products to quickly capture market share. Consequently, at the time when our new products are receiving global market acceptance, they often cross the two-year threshold for new products. The average lifecycle of a product is about five years. We believe this innovation metric is critical for us because it measures the effectiveness of our market-driven innovation program.

The EXFO Solution

We offer an extensive range of test, measurement and monitoring solutions to the global telecommunications industry. Our success has been largely predicated on our core expertise in optical telecommunications. We also leverage this expertise to develop products for life sciences and high-precision assembly applications. Our solution is based on the following key attributes:

Modular System Design.  In 1996, we established an industry-first by launching the original modular optical test platform. This system design consists of a PC-based, Windows-driven platform that can accommodate several test modules performing various types of measurements. We have since developed new compatible test platforms and extended our test module offering for both NSPs and system manufacturers based on the same modular design. Our modular design provides the following advantages:

•	unlike stand-alone units, new test modules can be rapidly developed to address changing industry requirements;

•	as customers’ testing requirements change, they can purchase additional modules that are compatible with their previously purchased platforms, thus protecting their initial investments;

•	our standard graphical user interface reduces training costs because customers are familiar with previously acquired software products;

•	the flexibility of our systems allows customers to develop customized and automated solutions for their specific test requirements;

•	our test platforms are PC-based and Windows-driven, thus they can support third-party software solutions.

High Degree of Technological Innovation. We have established a strong reputation for technological innovation over the last 22 years. In fact, we believe this attribute represents a key differentiator for us within a competitive marketplace. Following are some of our industry firsts:

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

High-Quality Products.  Product quality is an integral part of our solution. Our Quebec City, Canada, operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard. Our manufacturing plant in Shenzhen, China, which started operations in September 2007, is responsible for the production of high-volume, low-complexity telecom products. Quality control responsibilities for products manufactured in China will remain in Quebec City until the Shenzhen facility obtains full ISO-9000 certification. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, and other industry-leading standards bodies. During manufacturing, each product has a related quality-assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

Our product designs comply with Directive 2002/96/EC, a legislation enacted by the European Union regarding the disposal of waste electrical and electronic equipment (WEEE), for all products exported to Europe. In regard to the Directive 2002/96/EC (RoHs), test and measurement manufacturers have been provided an unlimited exemption.

Products

Our test platforms, namely the new AXS-200 SharpTESTER, FTB-200 Compact Platform, FTB-400 Universal Test System (UTS), and IQS-500 Intelligent Test System (ITS), are at the core of our product portfolio. The AXS-200 SharpTESTER, which was launched in September 2007, is a multi-service, multi-medium handheld test platform designed for characterizing and troubleshooting commercial and residential access networks. It can easily be configured for copper/DSL/triple-play, Ethernet or optical testing applications. The FTB-200 Compact Platform is a two-slot portable test unit optimized for multi-technology, multi-application characterization of metro and access networks. The FTB-400 field-testing platform provides NSPs with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQS-500 ITS, designed for manufacturing and R&D applications, tests optical as well as telecom and datacom technologies increasingly based on IP technology. All platforms and related test modules are supported by integrated and highly intuitive graphical user interfaces (GUIs), enabling the user to easily store, handle and retrieve a large amount of data. In addition, EXFO offers a number of purpose-built hand-held and benchtop test and measurement products, some of which are modular in nature. Furthermore, EXFO offers network monitoring systems and test probes used in third-party network monitoring solutions.

The following table summarizes the principal types of test instruments for the telecommunications industry, typical applications and the formats in which we offer them:

Instrument Type	Typical Application	NSP Market				Manufacturer /R&D Market
		FTB 400 Modules	FTB 200 Modules	AXS 200 Modules	Handhelds	IQS-500 Modules	Benchtop Instruments
ADSL/ADSL2+ Service Verification Tool	Based on a DSL “golden modem”, these units are used to test the function, speed and quality of a DSL service at the subscriber premises.			X	X

Broadband source	Used for testing wavelength-dependent behavior of fiber cables and dense wavelength division multiplexing (DWDM) optical components.					X	X

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

Fibre Channel tester
Brings FC-0, FC-1 and FC-2 logical layer Fibre Channel testing to services delivered via transport protocols, such as dense wavelength division multiplexing (DWDM), SONET/SDH and dark fiber. It provides valuable timing information and buffer credit estimation for Fibre Channel network deployment.
		X				X

Gigabit Ethernet tester	Measures data integrity for high-speed Internet protocol telecommunications in metro and edge networks.	X	X	X		X

10 Gigabit Ethernet tester	Benchmarks and verifies high-speed 10 Gbit/s Ethernet network performance and service-level agreements.	X	X			X

HDTV, SDTV and IPTV service test instrument	Used to test the quality and functionality of standard and high definition television signals that are delivered over higher-rate ADSL, ADSL2+ and VDSL2 transmission technologies.				X

Laser wavelength meter	Performs high-accuracy, absolute wavelength measurements of continuous wave (CW) laser sources.						X

Laser spectrum analyzer	Performs high-resolution, spectral characterization of continuous CW laser sources						X

Telephone for traditional voice and VoIP service testing	Used by telephone line and DSL installers to test the proper functioning of both traditional and next-generation voice and data communication services.				X

Instrument Type	Typical Application	NSP Market				Manufacturer /R&D Market
		FTB 400 Modules	FTB 200 Modules	AXS 200 Modules	Handhelds	IQS-500 Modules	Benchtop Instruments
Live fiber detector	Clips on to a fiber and is used to detect the presence and direction of a signal without interrupting the traffic.				X

Loss test set	Integrates a power meter and a light source to manually or automatically measure the loss of optical signal along a fiber.	X	X		X	X	X

Multiwavelength meter	Measures the power and drift for multiple wavelengths in a dense wavelength division multiplexing (DWDM) system.	X				X	X

Narrowly tunable laser	A laser that can be precisely tuned to simulate a DWDM light sources. Used primarily for testing optical amplifiers.					X

Next-generation SONET/SDH analyzer
Full SONET/SDH protocol testing functionality, including support for generic framing procedure (GFP), virtual concatenation (VCAT), and link-capacity adjustment scheme (LCAS) next generation enhancements.
		X				X

Optical amplifier	Boosts the power of laser sources. Used for the testing and calibration of test systems.					X

Optical coupler	Used in test system to combine sources or signals. Also uses as splitters to monitor signals.					X

Optical fiber parameter analyzer	Measures the geometric and light guiding properties of an optical fiber. Used in new fiber research and development and quality control applications.						X

Optical power meter	Measures the power of an optical signal. It is the basic tool for the verification of transmitters, amplifiers and optical transmission path integrity.	X	X		X	X	X

Optical power reference module	Provides a highly accurate and traceable measurement of power for the calibration or verification of other power measurement instruments.					X

Optical return loss meter	Combines a laser and a power meter to measure the amount of potentially degrading back reflection.	X	X		X	X

Optical spectrum analyzer	Produces a graphical representation of power versus wavelength for an optical signal. Useful for measuring the drift, power and signal-to-noise ratio for each wavelength in a DWDM system.	X

Optical switch	Provides switching between fibers. Used to provide flexible and automated test setups such as the measurement of multiple fibers or components with multiple ports with one instrument.	X				X

Optical time domain reflectometer (OTDR)	Like a radar, it measures the time of arrival of reflections of an optical signal to determine the distance to the breaks or points of excessive loss in a fiber network.	X	X		X

Optical waveguide analyzer	Provides the refractive index profile of glass and fused silica-based devices used in next generation networks.						X

Passive component analyzer
Characterizes passive wavelength-selective devices, such as multiplexers, demultiplexers and add/drop filters, with respect to absolute wavelength in order to guarantee their performance within dense wavelength division multiplexing (DWDM) systems.
X

Passive optical network (PON) power meter
Determines the power level of various signal types, including continuous (e.g., TV signal at 1550 nm) and framed (e.g., ATM or Ethernet at 1490 nm or 1310 nm) within a passive optical network. Various baud rates are covered, ranging from 155 Mbit/s to 2.5 Gbit/s, for both synchronous and non-synchronous signals.
X

Instrument Type	Typical Application	NSP Market				Manufacturer /R&D Market
		FTB 400 Modules	FTB 200 Modules	AXS 200 Modules	Handhelds	IQS-500 Modules	Benchtop Instruments
Polarization-dependent loss meter	Measures the difference in loss of power for the different states of polarization.					X

Polarization mode dispersion analyzer	Measures the dispersion of light that is caused by polarization. Generally used to determine the speed-distance limitation of fiber and cables.	X

SONET/ SDH analyzer	Provides accurate bit-error rate and performance analysis of SONET/SDH overhead format that reflects the quality of a transmission system.	X	X			X

Stable light source	Emitting diode or lasers used in connection with a power meter to measure signal loss.	X			X	X	X

Synchronization analyzer	Portable, stand-alone tester for network synchronization analysis and wander measurement in wireless and wireline transport networks.						X

Talk set	A device that attaches to an optical fiber and serves as a temporary voice link facilitating coordination of work among installation crews.	X			X

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

Products for Network Service Providers

We offer an extensive range of field-portable test, measurement and monitoring solutions that are mainly used by NSPs, but can also be utilized by system vendors. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our new AXS-200 SharpTESTER platform, which is designed for entry-level field technicians in access networks, can easily be configured for copper/DSL/triple-play, Ethernet or optical testing applications. We released Ethernet/IP and ADSL2+ triple-play test modules for the AXS-200 SharpTESTER, while several others will be introduced in upcoming months. Our FTB-200 Compact Platform, designed for the “super field technician”, holds up to two interchangeable modules that are fully compatible with the highly entrenched FTB-400 platform. Test technologies well-suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTSs), SONET/SDH analyzers from DS0 up to OC-192, as well as Gigabit Ethernet (GigE) testers. Our second-generation field-testing platform, the FTB-400 UTS, is available in three configurations: the two-slot model is ideal for OTDR, OLTS and Gigabit Ethernet applications; the four-slot model offers a high-speed bus, ideal for extensive datacom testing and dedicated OTDR, loss and Ethernet (up to 10 Gigabit) testing; the seven-slot model is used for dispersion characterization (PMD and CD), DWDM testing (OSA and MWM) and protocol (SONET/SDH/datacom) testing; Finally, the eight-slot model is a high-performance, multiple-protocol configuration that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large robust touchscreens are very practical for field use.

Products for System/Component Manufacturers

Our system/component vendor solutions, mainly built around our IQS-500 ITS, are available as test modules or stand-alone benchtop instruments. The next-generation IQS-500 platform can efficiently run as many as 100 optical test modules using a single controller unit. The IQS-500 platform is equipped with the software and hardware technology to support single-button operation for automated testing. Its system-based approach – one box, several test modules – combined with an open architecture (PXI, Windows, LabVIEW™, etc.) and ease of programming, produces a highly flexible test environment.

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

As demonstrated by the release of our IQS-12001B Cable Assembly and Component Test System in fiscal 2007, our system/component vendor solutions also address testing issues that cannot be handled by standard test modules or stand-alone benchtop instruments. We have developed a number of integrated test systems and offer them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is a list of integrated test systems that we provide for characterizing optical components, subsystems and networks:

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

Products for life sciences and industrial applications

Over the years, we have developed and acquired a number of core technologies that we leverage in selected high-precision assembly and life sciences markets. For example, we offer several light-based curing solutions for optical component manufacturing applications and have adapted our approach for other industries, such as semiconductor, microelectronic, and medical device manufacturing, in order to maximize revenues. Our Omnicure® systems deliver precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback, thermal control and radiometry technology, produce a high-quality bonding solution. Our technology and application knowledge place us at the forefront of this market.

One of our key products is the X-Cite® 120 XL Fluorescence Illumination System for microscope manufacturers. This next-generation X-Cite 120 XL system delivers excellent image quality and at least 2000 hours of lamp life, which is over 60% longer than the previous model and up to 10 times longer than conventional illumination systems.

The X-Cite 120 XL is a self-contained illumination unit separate from a microscope. A simple light guide attachment through custom-coupling optics ensures a uniform field of view with no heat from the lamp being transferred to the sample. The output intensity of the X-Cite 120 XL system can also be adjusted from the optional front-panel control.

The following table summarizes the principal types of high-precision assembly and life science solutions we provide as well as their typical applications:

Light Sources and Accessories
Product Type	Product	Typical Application
UV Light Sources	Omnicure® S1000 Omnicure® S2000
Used to initiate photo chemical reactions in polymer-based materials for a variety of end use applications. Examples include adhesive curing for manufacturing of high value-added items such as medical devices, micro-electronic and opto-electronic components, displays, and data storage devices.

Fluorescent Light Sources	X-Cite® 120XL X-Cite® 120 PC	Fluorescence light source that attaches directly to most microscopes currently sold by major microscopes manufacturers.
Optical Accessories		Optional custom delivery optics used with EXFO UV light sources to tailor the properties of light beams to end-user applications.
High Power Fiber Light Guide		Provides an equal distribution of light energy to multiple cure sites with 50% more throughput than standard fiber guides.
Optical Instruments
Product Type	Product	Typical Application
Radiometer	R5000 R2000	Handheld, broadband optical radiometers used in conjunction with EXFO UV light sources to ensure process quality control at the end-user location.
Cure-Site Radiometer
Attachments for the R2000 and R5000 radiometers that enable optical measurements under customer specific configurations. Examples include the cure-ring radiometer, which measures the output power of light from an EXFO cure ring; ideal for applications that requires a uniform 360° exposure.

Precise Motors/Stages	IW-700 Inchworm Motors TSE-820 Inchworm Stages UHVL Inchworm Motors	High-resolution optical alignment, fiber-optic alignment, semiconductor positioning, materials research.

Precision Positioning Instruments
Product Type	Product Line	Typical Application
Micromanipulators	PCS-6000 Micromanipulators PCS-5000 Micromanipulators	Electrophysiology research such as patch clamp recording experiments on cells from the brain and central nervous system.
Microscope Platforms	Gibraltar Platform/Stage	Stable mechanical platforms that facilitate cellular research with micropositioning and microinjection systems.
Microinjection Systems	MIS-5000 Microinjection Manipulator PiezoDrill Inertial Impact Drill	Microinjection and nuclear transfer for genetics and reproductive sciences research.
Microelectrode Positioner	LSS-8000 Inchworm System	Electrophysiology research such as intracellular recording experiments

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

In fiscal 2007, we implemented an R&D expansion strategy into India that accelerated our software development capabilities at a lower cost. We made an acquisition agreement with a small outsourcing company based in Pune, India. From this base, we have increased the team throughout the year to reach a level of 65 engineers.

As of November 1, 2007, our research and development departments included 349 full-time engineers, scientists and technicians, of whom 56 hold post-graduate degrees. Gross research and development expenditures in fiscal 2007 reached $25.2 million, compared to $19.5 million in 2006 and $15.9 million in 2005. We launched 20 new products in fiscal 2007 compared to 18 in 2006 and 15 in 2005. Approximately 34% of sales in fiscal 2007 originated from products that have been on the market two years or less compared to 37% in 2006 and 42% in 2005.

Through market-oriented product portfolio review processes at our telecom sites in Quebec City, Canada, Montreal, Canada, Concord, Canada, and Pune, India, we ensure that our investments in research and development are aligned with our market opportunities and customers’ needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget have significantly changed.

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

We also maintain research and development programs for our life sciences and industrial activities in Toronto, Canada. The product development process is managed using a similar stage-gate process, and projects are reviewed and approved through a quarterly portfolio review. The future success of our life sciences and industrial operations largely depends on our ability to maintain and enhance our core technology in light-based curing, fluorescence illumination systems and piezoelectric positioning.

Strong R&D capabilities at our Life Sciences and Industrial Division site in Toronto, Canada have made it possible to bring a number of successful new products to market quickly and retain customer intimacy. In the process, it has enhanced our ability to customize products for special applications and to develop original equipment manufacturing (OEM) products under partnerships and exclusive contracts. Outside consultants are often used for added support in areas like software development, mechanical design and rapid prototyping.

Customers

Our global and diversified telecom customer base relies on our test and measurement solutions to enable optical networks to perform impeccably during their complete life cycles: research, development, manufacturing, installation, maintenance and real-time monitoring. We also have selected customers in high-precision assembly and life science sectors that require our solutions to render them more efficient in their respective fields. Our telecom customers include carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, system manufacturers, component vendors and laboratory researchers. Our life science and industrial customers consist of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems, photonic components and microscopes, as well as universities, medical schools, governments, and private and industrial research laboratories. In fiscal 2007, our top customer accounted for 14.7% of our sales and our top three customers represented 19.6% of our sales. In comparison, in 2006 our top customer accounted for 13.8% of sales and our top three customers represented 19.4%, while in 2005, our top customer accounted for 23.3% of sales and our top three customers represented 28.4%.

With regard to geographic distribution, sales to customers in the Americas (US, Canada and Central & South America) represented 59% of our sales in fiscal 2007, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 27% and 14% of sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 60%, 25% and 15% of sales, respectively, in 2006, and 68%, 20% and 12%, respectively, in 2005.

Sales

We sell our telecom test and measurement solutions through direct and indirect sales channels in the Americas (US, Canada, Central & South America) and around the world.

In the Americas, we use a hybrid model, combining key account management with direct and indirect sales coverage. We typically use key account managers to serve large customers that generate high sales volumes or might potentially represent high sales volumes in the future. These key account managers are supplemented by regional sales managers, sales engineers, sales representatives and distributors in US and Central & South American metropolitan areas as well as regional sales managers in Canada.

We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization supported by regional sales managers. Our main sales offices and service centers in the Americas are located in Addison, Texas, Quebec City, Canada, and Concord, Canada. They are supplemented by a regional presence in cities across the US, Central and South America, as well as Canada.

On the international front, we have sales personnel covering strategic areas such as EMEA (Europe, Middle East and Africa) and APAC (Asia-Pacific region). Our sales network in EMEA is supported by a main office and service center in Southampton, UK, which maintains our head of European sales operations and also provides repair and calibration services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distributors.

As for APAC, our main sales offices for South East Asia is located in Singapore, while our main sales representative offices for mainland China are located in Beijing and Shenzhen, which also acts as a service center to better serve our customer base in that geographic area. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

We rely on a network of more than 90 distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of our international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our direct telecom sales team consists of a Vice-President of Sales for the Americas and a Vice-President of International Sales. They are supported by seven regional sales directors that are leading a widely distributed team of more than 83 people acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 13 years of experience in the fields of telecommunications, fiber optics, or test and measurement. We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

The main office for our Life Sciences and Industrial Division is located in Toronto, Canada. We use mixed sales channels to serve various markets supported by this division, depending on product line and geography. Optical light sources and related accessories used for industrial applications are sold in North America through a network of more than 10 manufacturer representatives and, internationally, through a network of more than 20 distributors. The X-Cite 120 Fluorescence Illumination System is sold through value-added reseller agreements with major microscope companies and system integrators in North America and Europe. Positioning products are sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the positioning life science research market in the United States and Canada, distributor agreements are in place with major microscope manufacturers, which include Leica, Nikon, Olympus and Zeiss. These companies often combine the sale of their microscopes with our product.

Product Management, Marketing/Communications and Customer Support

Product Management

Our telecom Product Management Group consists of one Vice-President responsible for our Optical, Protocol, Copper Access, and Systems product lines – as well as directors and product managers who have various degrees in engineering, science and business administration. Directors and product managers, under the direction of the Vice-President, are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, strategic marketing specialists analyze our markets, compile competitive information and identify macro-trends in our sector.

Our Life Sciences and Industrial Group consists of a Director – responsible for both life sciences and precision assembly sectors – as well as product managers who have various degrees in engineering, science and business administration. Product managers, under the direction of the Director, are responsible for all aspects of their business line marketing programs including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. The telecom product management group and the Life Sciences and Industrial Division product management group include 34 and 5 employees, respectively.

Marketing/Communications

The Telecom Division’s Marketing-Communications team, which consists mainly of project managers, marketing writers, translators and graphic artists, supports our Product Management Group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force and for updating the marketing contents of our Website. This team falls under the responsibility of the Vice-President, Telecom Product Management and Marketing.

The Life Sciences & Industrial Division’s Marketing-Communications team shares a variety of marketing initiatives.  This group is assisted by product managers, who provide the technical data and collaborative support required to produce product specification sheets, catalogues, application notes and multimedia marketing tools. This Marketing-Communications team is also responsible for all advertising material, Website updates, events planning (including trade shows) and direct promotional marketing such as mass mailings and telemarketing.  This team also provides the sales tools required by the Life Sciences and Industrial Division’s worldwide sales channels, including maintaining our elite partner program. This team falls under the responsiblity of the Director of marketing for the Life Sciences and Industrial Division.

Customer Support

Customer support is deemed a corporate mandate at EXFO. As such, our Customer Support Group handles requests from customers worldwide. We aim to anticipate our customers’ needs, offering Inside Sales, Technical Support and After-Sales Service. EXFO Customer Service Department offers customer support in French, English, Chinese, German, Spanish, Portuguese, Italian, Russian and Japanese.

Our employees in the Inside Sales Team are mainly responsible for guiding customers in purchasing the correct equipment for their respective applications, issuing quotations and promoting our Flexcare service program. In order to provide customers with one central point of contact, our service representatives work with the customer from purchasing equipment to helping them service the equipment, if necessary.

Within our Technical Support team, we have agents who provide troubleshooting support to our customers as well as trainers and installers who offer on-site servicing for more complex equipment.

To offer superior after-sales service worldwide, we have service centers in North America, Europe and Asia. These support centers provide technical support, order processing, inside sales, calibration and repairs for our customers.

        All these teams fall under the responsibility of the Vice-President, Telecom Product Management and Marketing.

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality assurance, shipping, billing and customs management. As of November 1, 2007, we had 299 employees involved in our telecom manufacturing operations. Most of our telecom manufacturing activities, which occupy a total of approximately 115,000 square feet, are spread among three buildings: two in Quebec City, Canada, and one in Shenzhen, China.

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

•
Supply-Chain Management.  This department is responsible for sales forecasting, raw material procurement, material-cost reduction and vendor performance management. Our products consist of optical, electronic and mechanical parts, which are purchased from suppliers around the world. Approximately one-third of our parts are manufactured to our specifications. Materials represent the biggest portion of our cost of goods and we relied more and more on outsourcing our manufacturing. Our performance is tightly linked to vendor performance, requiring greater emphasis on this critical aspect of our business.

Our Life Sciences and Industrial Division’s manufacturing operations occupy 8,000 square feet in Toronto, Canada. This group manufactures light sources and related accessories, fluorescence illumination systems and precise positioning equipment for the life sciences and high-precision assembly markets. Operations consist of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Recognizing the importance of reduced time-to-market for our solutions, we have focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly. Following are key manufacturing responsibilities in Toronto, Canada:

Manufacturing – consists primarily of assembly and test capabilities in which all major manufacturing elements are subcontracted to various key suppliers. These components are integrated into assemblies and tested in order to ensure all operating specifications have been met for each product manufactured. Cross-training of assembly technicians for each product group ensures scalability of manufacturing to meet customer demand. In addition, this group is responsible for capacity and production planning, which are necessary on an on-going basis to ensure that adequate resources are available to meet forecasted and actual demand.

Supply Chain Management – is responsible for the planning of materials required by manufacturing and developing key-supplier relationships to ensure materials have been manufactured to our specifications. This group’s main focus is to work with our worldwide supplier base to find effective manufacturing and logistic solutions in order reduce costs and cycle time. Paramount to this process is an effective communication system that provides timely feedback to our suppliers and forms an important element of our supplier evaluation system.

Manufacturing Engineering and Quality Assurance– is responsible for product integrity throughout the manufacturing cycle. From the release of new products, through our new product introduction process, and configuration management to manage engineering change, we ensure consistent manufacturing processes throughout the product life cycle. In conjunction with the above process, quality is maintained by performing quality tests at incoming receiving and final product verification. The responsibility for product quality is shared by all team members throughout the company and does not reside solely with the quality group.

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

Generally, competitors fall into two categories. The first category consists of global test and measurement vendors, who complement their broad range of products with telecom test and measurement equipment. These companies include Agilent Technologies, Inc., Anritsu Corporation, JDS Uniphase Corporation, Spirent plc, and Yokogawa.

The second category refers to niche companies in the telecom test and measurement industry. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave Inc., Fluke Networks, an operating division within Danaher Corporation, IXIA, and Sunrise Telecom Inc.

Competition for our life sciences and industrial solutions is quite varied, depending upon product line. Competitors that sell light-based curing products include Dymax, Henkle-Loctite in North America and Europe as well as Hamamatsu, Ushio and Matsushita (Panasonic) in Asia, With regard to our X-Cite 120 Fluorescence Illumination System, main competitors consist of microscope manufacturers who have developed lamp housings for low-wattage mercury burners in-house. Finally, our motion control Life Science instruments, which are designed for various life science applications, compete against products from companies like Sutter Instruments and Narishige.

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

As of August 31, 2007, EXFO held 37 actively maintained granted patents from the U.S. (including one “design” patent), eight from Canada, three from Germany (including one “Utility Model”), two from the United Kingdom, two from France, and one from China.  In addition, EXFO has nine US patent applications in process, nine Canadian patent applications in process, two European applications in process, two from China, two from Germany, one from Russia, and four Patent Cooperation Treaty patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from October 3, 2008 to August 3, 2024.

We consider eight of our inventions for which patents have either been granted or are pending to be material. These inventions are:

•
a method and apparatus for “non-intrusive” live-fiber detection and monitoring, for which a PCT patent application has been filed.  This invention permits a fiber “clip-on” device to be attached to a cabled fiber, essentially guaranteeing that the induced bending loss to a live-traffic link will never exceed 1 dB.  This is a key invention for our new LFD-250, LFD-300, and TG-300 products, announced in September 2006.

•
the measurement of attenuation of optical fibers using bidirectional transmission of information via the fiber for which patents were granted in the United States and Canada. This invention forms the basis of our FOT-930 and FTB-3920 products;

•
a method and apparatus for characterizing optical power levels in three-wavelength, bidirectional fiber-to-the-home systems. This invention describes how the optical power can be measured at the two-downstream and one upstream wavelengths used to connect a residence or business customer, while maintaining the signal continuity necessary to keep the home-based Optical Network Terminal operating. A US patent and a German Utility Model have been granted, and a PCT patent application has been converted to national applications in a number of other countries. This invention forms the basis of the two-port version of our PPM-350B PON Power Meter.

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

C.   Organizational Structure

As of November 1, 2007, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

D.   Property, Plant and Equipment

Our head offices and facilities are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Province of Quebec, Canada (formerly EXFO Protocol), in Concord, Ontario, Canada (formerly Consultronics Limited), in Mississauga, Ontario, Canada (EXFO Photonic), in Budapest, Hungary (EXFO Systems Development), in Eastleigh, Hampshire, United Kingdom (EXFO Europe), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.) and in Pune, India (EXFO India). EXFO Burleigh’s facilities located in Victor, New York, were sold on August 31, 2006.

In addition, we maintain sales offices and/or have regional sales managers located in China, Czech Republic, France, Germany, Great Britain, Mexico, Singapore, Spain, United Arab Emirates and the United States.

In September 2002, we obtained ownership of one of the buildings housing production facilities in Quebec City that was previously leased from a company controlled by EXFO’s president and chief executive officer. In September 2003, due to down-sizing efforts, we were able to move all of our Quebec City activities into two buildings, rather that three. Though we no longer occupy the facilities at 465 Godin Avenue in Quebec City, we remain bounded by the lease until November 30, 2006. However, on September 1, 2004, we were released from our obligations under the lease with a final payment of $194,000 (CA$250,000).

The following table sets forth information with respect to the main facilities that we occupy as of November 1, 2007.

Location	Use of Space	Square Footage	Type of Interest
436 Nolin Street Quebec (Quebec)	Partially occupied for manufacturing of telecom products	44,164 (1)	Owned
400 Godin Avenue Quebec (Quebec)	Fully occupied for research and development, manufacturing, management and administration	128,800 (2)	Owned
2260 Argentia Road Mississauga (Ontario)	Partially occupied for research and development, manufacturing of life science and industrial products, management and administration	25,328 (3)	Leased
2650 Marie-Curie St-Laurent (Quebec)	Fully occupied for research and development, management and administration	26,000	Leased
160 Drumlin Circle Concord (Ontario)	Partially occupied for research and development, product management and administration	23,500 (4)	Owned
1052 Vármegye utca 3-5 (Ausztria Ház) Budapest, Hungary	Research and development, services (installation, training, support and maintenance) and administration	2,500	Leased
Omega Enterprise Park Electron Way, Chandlers Ford, Eastleigh, Hampshire S053 4SE United Kingdom	Partially occupied for European customer service, sales management and administration	10,000	Leased
Hua Chuang Da Industrial Park Bldg D, 2/F, Hangcheng Blvd, Gushu, Xixiang Shenzhen 518126 China	Partially occupied for manufacturing of telecom products	40,000 (5)	Leased
113/1, Lane 4A Koregaon Park Pune 411 001 India	Fully occupied for research and development	5,986	Leased

(1)	Approximately 10% of these premises are not occupied.
(2)	Including the warehousespace. Premises without the warehouse are approximately 115,000 square feet.
(3)	9,792 square feet have been subleased to a third party. The total square footage leased is 36,000.
(4)	Approximately 1/3 of these premises are not occupied.
(5)	Approximately 20% of these premises are occupied.

Item 4A.        Unresolved Staff Comments

Not applicable.

Item 5.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

    The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2005, 2006 and 2007, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.  Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

    The following discussion and analysis of financial condition and results of operations is dated November 1, 2007.

    All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

    The fundamentals of the wireline telecom industry are fairly robust in most regions of the world, based upon exponential growth in bandwidth demand, intense competition – mainly in the United States – between telecom operators (telcos) and cable companies (cablecos) pushing massive network investments, and significant operational efficiencies and service revenues generated by fully converged IP (Internet protocol) networks.

    Global Internet bandwidth grew at a compound annual growth rate (CAGR) of 45% from 2003 to 2006, according to TeleGeography Research. This trend is likely to remain steady, if not accelerate, with the upcoming anticipation and explosion of IPTV (Internet protocol television) and HD-IPTV (high-definition Internet protocol television), as this will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is  now clear that fiber-to-the-premises (FTTP) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the future to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet-protocol) telephony, and a myriad of additional IP-based applications. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed faster. These decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN. It is important to mention that the cost of deploying fiber-to-the-home (FTTH) has largely been falling over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly easier. We are only at the early stages of fiber deployments in access networks both in the Americas and around the world.

    As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies, such as 43 Gbit/s (gigabits per second) SONET/SDH and 100 Gbit/s Ethernet, because these solutions are expected to be significantly more economical, especially if one will be forced to dig trenches to deploy new fiber in metro or long-distance routes.

    As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, the legacy SONET/SDH networks, which were designed in the 1980s and 1990s and implemented until 2005, will not be capable of efficiently carrying these emerging IP-based services as they are based on design standards aimed at public switched telephone network (PSTN) point-to-point voice transmission only. As a result, telcos are increasingly turning to more flexible and future-proof IP-based, next-generation networks to allow for more versatile and efficient transport of a new range of applications and services, and to offer customers higher-margin triple-play services while reducing their operating costs.

    These market dynamics are expected to positively affect telecom test, measurement and monitoring companies in 2008 and beyond.

COMPANY OVERVIEW

    EXFO is a test and measurement expert in the global telecommunications industry, especially in the portable test market segment. Our Telecom Division, which represents about 85% of our business, offers a full range of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. We are the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Our Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. Our Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector.

    EXFO was founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

    Over the past few years, we have enhanced our competitive position through acquisitions of copper/xDSL (digital subscriber line) and protocol test businesses. In January 2006, we acquired substantially all the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, and video) over optical and copper links in access networks. This acquisition was a strategic initiative to position EXFO as a provider of a comprehensive solution for broadband access and triple-play testing, since it complemented our market leadership in the optical FTTx test market.

    In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and now merged with EXFO), a supplier of legacy protocol-testing and optical-network performance management equipment for NSPs. This transaction served as a technology base from which we gradually expanded toward next-generation test capabilities; by fully integrating this technology into our modular PC-based FTB and IQS test platforms, it has allowed us to offer unique combined optical and protocol test solutions inside a single test platform to help our customers increase, accelerate and simplify test procedures while reducing operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. As we expanded from optical testing into protocol testing applications, we more than doubled our addressable test market and started to offer a more complete line of test solutions to our customers.

    Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001. We have since exited the optical component manufacturing automation business, and the operations of these two businesses have mostly been consolidated in Toronto, Canada to serve as our Life Sciences and industrial Division.

    In fiscal 2007, we launched 20 new products, compared to 18 in 2006. Key product introductions included, among others, IPTV test capabilities for our Packet Blazer Ethernet product line; a standards-based very-high-speed digital subscriber line, version 2 (VDSL2) test module to characterize IPTV and high-definition television (HDTV) over copper access links; a 10 Gigabit Ethernet module for our FTB-200 Compact Platform; a multipurpose series of OTDRs for testing access, metro and long-haul networks; a next-generation cable assembly and component test system for production testing of short fiber assemblies and FTTx components, and the NQMS line of quality assurance systems for the real-time monitoring of packet signals as well as fiber links. Products on the market two years or less accounted for 33.7% of sales in fiscal 2007.

    Subsequent to the year-end, we released three additional solutions, namely the AXS-200 SharpTESTER, a multiservice, multimedium test platform for characterizing and troubleshooting commercial and residential access networks; a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module; and a cost-effective handheld tester for the rapid installation and maintenance of asymmetric digital subscriber line ADSL/ADSL2/ADSL2+ services.

    As well, Frost & Sullivan, a leading market research firm in the telecommunications test and measurement industry, named EXFO recipient of the Growth Strategy Leadership Award for the fourth consecutive year in the global fiber-optic test equipment (FOTE) market. According to Frost & Sullivan, EXFO generated the largest market-share gains in calendar 2006, moving from 11.0% in 2005 to 12.7% in 2006 for third place overall in the FOTE market. Based on this report, we estimate that we improved our leadership position in our core installation and maintenance world test market from 23.0% in 2005 to 25.5% in 2006.

    In the third quarter of fiscal 2007, as part of ongoing efforts to improve our gross margin, we transferred the manufacturing activities of our protocol product line from Montreal, Canada, to our facilities in Quebec City, Canada. In the fourth quarter, we moved the manufacturing activities of our copper access product line from Concord, Canada, to Quebec City. Following the year-end, we opened our own telecom manufacturing facility in Shenzhen, China. Our plan is to maintain two main telecom manufacturing sites; low-volume, high-complexity products will be manufactured in Quebec City, whereas high-volume, low-complexity products will be manufactured in Shenzhen.

    In the third quarter of fiscal 2007, we also began to establish a software development center in Pune, India, to supplement the research and development capabilities of our three Canadian centers. We expect this to enable us to benefit from a wealth of IP expertise in India, to accelerate product development ― especially for our software-intensive protocol test solutions ― to take advantage of a lower cost structure, and to leverage business opportunities in this rapidly developing country.

    Overall for fiscal 2007, we increased sales 19.2% to $152.9 million from $128.3 million in 2006. GAAP net earnings reached $42.3 million, or $0.61 per diluted share, including $24.6 million in recognition of previously unrecognized future income taxes, $3.2 million in recognition of previously unrecognized research and development tax credits, $2.9 million in amortization of intangible assets, $1.1 million from a government grant recovery and $1.0 million in stock-based compensation costs. In 2006, GAAP net earnings totaled $8.1 million, or $0.12 per diluted share, including $4.4 million in amortization of intangible assets, $1.3 million from a government grant recovery, $604,000 for impairment of long-lived assets and $1.0 million in stock-based compensation costs.

    Based on this sales and earnings data for fiscal 2007, we concluded that it was more likely than not that a portion of our future income tax assets, written off during the telecom downturn in 2003, would be recovered. As a result, we recognized $24.6 million in previously unrecognized income tax assets and $3.2 million in previously unrecognized research and development tax credits in the fourth quarter of 2007. These future income tax assets and tax credits relate to our operations in Canada and in the United States.

    On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9,9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments, or future cash flows from operating activities to fund the repurchase of shares. The normal course issuer bid will start on November 8, 2007, and end on November 7, 2008, or an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time, without prior notice. All shares repurchased under the bid will be canceled.

Sales

    We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and Euros.

    Over the last three fiscal years, we had one customer that accounted for more than 10% of our global sales with 23.3%, 13.8% and 14.7% in fiscal 2005, 2006 and 2007, respectively. The significant sales concentration with this Tier-1 carrier in fiscal 2005 was largely due to our leadership position in the FTTx test market and to lower investments by most other carriers. This sales concentration significantly decreased in fiscal 2006 as we significantly increased our business with several other accounts around the globe. Although we maintained our leadership position with this customer, as it migrated to lower-priced test solutions, we reduced our customer concentration to a better level.

    We believe that we have a vast array of products, a diversified customer base, and good spread across geographical areas, which provides us with reasonable protection against concentration of sales and credit risk.

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

OUR STRATEGY

Strategic Objectives for Fiscal 2007

    In our fiscal 2006 Annual Report, we had established three strategic objectives for fiscal 2007. We planned to increase sales through market-share gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2007 and the results achieved for each of these objectives.

Increase sales through market-share gains

    On the strength of a solid second half, we achieved annual sales growth of 19.2% in fiscal 2007, while our corporate metric was 20%. In fiscal 2007, we garnered significant year-over-year sales growth and market-share gains in our optical (19.9%) and protocol (48.2%) businesses, while expanding our presence in the critical geographic regions of the Americas (18.7% sales growth year-over-year) and Europe, Middle East and Africa (27.5% sales growth year-over-year). On the other hand, sales from our copper-access business and Asia-Pacific region fell short of our plans. Targeted actions have been implemented for fiscal 2008 and beyond to address these issues. Overall, in fiscal 2007, our Telecom Division, which increased its sales by 20.9% year-over-year, grew substantially faster than the industry.

Maximize profitability

    We generated GAAP earnings from operations of 11.0% in fiscal 2007, while our published metric was 7%. Our GAAP earnings from operations in fiscal 2007 included $3.2 million for the one-time recognition of prior years’ non-refundable research and development tax credits and one-time grant revenue of $1.1 million. These items were not initially forecasted in our corporate metric. Consequently, excluding these one-time items, our earnings from operations would have amounted to 8.2%, well above our stated goal. We believe we surpassed our goal largely due to operational excellence and market-driven innovation that makes a difference for our customers.

Focus on innovation

    Sales from new products (on the market two years or less) accounted for 33.7% of total sales in 2007, compared to our stated goal of 35%. The ongoing success of our FTTx products lowered this ratio to a considerable extent, since many of them have surpassed the two-year threshold for new products but continue to generate significant sales. Nevertheless, we cannot be displeased with approximately one-third of our sales from new products as this figure remains well above industry levels.

Strategic Objectives for Fiscal 2008

    The fundamentals of the telecom industry are robust in the Americas and worldwide; this statement is based on exponential growth in bandwidth demand (45% from 2003 to 2006) for global Internet traffic; intense competitive stakes between telecom operators and cable companies, which drives massive network investments; and significant operational efficiencies and new service revenues that can be delivered by the increasing amount of fully converged IP networks.

    As we remain committed to best practices in financial reporting, once again this year, we are providing our investors with our strategic objectives for fiscal 2008 along with key performance metrics. These are goals established for our management team and should not be misinterpreted as guidance. The strategic objectives for fiscal 2008 are the continuity of prior years. As always, we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth. In fiscal 2008, we intend to maintain our long-term focus on profitable growth by increasing sales in both divisions through market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

Increase sales through market-share gains

    We plan on increasing sales with a 20% growth target for fiscal 2008. We believe that we can continue gaining market share based on our strong positioning for key growth trends, such as the deployment of fiber deeper into access networks and the migration of networks towards converged, IP architectures; our history of gaining market share as evidenced by four consecutive Growth Strategy Leadership Awards from Frost & Sullivan for largest market share gains in optical testing; strong focus on execution as demonstrated by a sales compound annual growth rate of 27.0% over the last three years and 20.1% over the last 10 years, as well as ongoing investments on global sales and marketing staff.

Maximize profitability

    We intend to generate GAAP earnings from operations of 8% in 2008, even considering a moderate strengthening of the Canadian dollar and our global expansion plans. We seek to accomplish this through higher sales volumes enabling us to better absorb our fixed manufacturing costs, increased sales of higher-margin protocol test solutions, and a lower cost structure with some manufacturing and R&D activities being carried out in China and India, respectively.

Focus on innovation

    We expect to derive at least 30% of sales from new products that have been on the market two years or less in fiscal 2008. It remains an aggressive target, since we are usually first to market with our new products to quickly capture market share. Consequently, just when our new products are receiving global market acceptance, they often cross the two-year threshold for new products. We believe this innovation metric is critical for us because it measures the effectiveness of our market-driven innovation program.

Key Performance Indicators

    As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2008. They are summarized as follows:

Strategic objectives for fiscal 2008	Key performance indicators for fiscal 2008
Increase sales through market-share gains	20% sales growth year-over-year
Maximize profitability	8% in earnings from operations
Focus on innovation	30% of sales from new products (on the market two years or less)

Capability to Deliver Results

    At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, the allowance for doubtful accounts, the amount of tax credits recoverable, the reserve for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

    The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

    Revenue recognition. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

    For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery) and no (or infrequent) software upgrades or enhancements are provided.

    For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

    Delivery generally occurs when the product is handed over to a transporter for shipment.

    At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed or determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

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

    Reserve for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

    Research and development tax credits and government grants. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our research and development tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made.

    Impairment of long-lived assets and goodwill. We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset, or a group of assets, is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

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

    Future income taxes. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carryforward of unused tax losses and reductions, using substantively enacted or enacted income tax rates for the years in which the assets are expected to be realized or the liabilities to be settled. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

    Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares, the expected life of the awards and the forfeiture rate.

    New accounting standards and pronouncements to be adopted after fiscal 2007

    In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

    Section 3855 expands on Section 3860, “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

    Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

    Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

    Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

    Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. Any adjustment to financial assets and liabilities as at September 1, 2007, will be reflected as an adjustment to retained earnings or accumulated other comprehensive income.  Section 3865 also does not permit restatement of prior year's financial statements.  Any gains or losses on hedge relationships that no longer qualify are to be reflected in retained earnings as at September 1, 2007. Any gains or losses of hedging instruments are adjusted to retained earnings or the component of accumulated other comprehensive income associated with the hedged items. We adopted these new standards on September 1, 2007, and impacts consistent with the adjustments described under note 20 items a) and c) to our consolidated financial statements included elsewhere in this Annual Report will affect our financial statements for fiscal 2008 and beyond.

    In December 2006, the CICA issued three new Sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

    Section 3862 is the Canadian equivalent to International Financial Reporting Standards (IFRS) 7, “Financial Instruments − Disclosures”, and replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

    Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

    Section 1535 converges with the capital disclosures amendments to International Accounting Standards (IAS) 1, “Presentation of Financial Statements”. Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

    Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. We will adopt these new standards on September 1, 2008, and are currently assessing the effects these new standards will have on our consolidated financial statements.

    In June 2007, the CICA issued Section 3031, “Inventories” to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We will adopt this new standard on September 1, 2008, and are currently assessing the effects this new standard will have on our consolidated financial statements.

RESULTS OF OPERATIONS

    The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2007	2006	2005	2007	2006	2005
Sales	$152,934	$128,253	$97,216	100.0%	100.0%	100.0%
Cost of sales (1)	65,136	57,275	44,059	42.6	44.7	45.3
Gross margin	87,798	70,978	53,157	57.4	55.3	54.7
Operating expenses
Selling and administrative	49,580	40,298	31,782	32.4	31.4	32.7
Net research and development (2)	16,668	15,404	12,190	10.9	12.0	12.5
Amortization of property, plant and equipment	2,983	3,523	4,256	1.9	2.7	4.4
Amortization of intangible assets	2,864	4,394	4,836	1.9	3.4	5.0
Impairment of long-lived assets	−	604	−	−	0.5	−
Government grants	(1,079)	(1,307)	−	(0.7)	(1.0)	−
Restructuring and other charges	−	−	292	−	−	0.3
Total operating expenses	71,016	62,916	53,356	46.4	49.0	54.9
Earnings (loss) from operations	16,782	8,062	(199)	11.0	6.3	(0.2)
Interest and other income	4,717	3,253	2,524	3.0	2.5	2.6
Foreign exchange loss	(49)	(595)	(1,336)	−	(0.5)	(1.4)
Earnings before income taxes	21,450	10,720	989	14.0	8.3	1.0
Income taxes
Current	3,741	2,585	2,623	2.4	2.0	2.7
Recognition of previously unrecognized future income tax assets	(24,566)	−	−	(16.0)	−	−
	(20,825)	2,585	2,623	(13.6)	2.0	2.7
Net earnings (loss) for the year	$42,275	$8,135	$(1,634)	27.6%	6.3%	(1.7)%
Basic and diluted net earnings (loss) per share	$0.61	$0.12	$(0.02)

Segment information
Sales:
Telecom Division	$129,839	$107,376	$80,120	84.9%	83.7%	82.4%
Life Sciences and Industrial Division	23,095	20,877	17,096	15.1	16.3	17.6
	$152,934	$128,253	$97,216	100.0%	100.0%	100.0%
Earnings (loss) from operations:
Telecom Division	$13,132	$6,679	$763	8.6%	5.2%	0.8%
Life Sciences and Industrial Division	3,650	1,383	(962)	2.4	1.1	(1.0)
	$16,782	$8,062	$(199)	11.0%	6.3%	(0.2)%
Research and development data:
Gross research and development	$25,201	$19,488	$15,878	16.5%	15.2%	16.3%
Net research and development (2)	$16,668	$15,404	$12,190	10.9%	12.0%	12.5%

Consolidated balance sheets data:
Total assets	$279,138	$219,159	$190,957

(1) The cost of sales is exclusive of amortization, shown separately.
(2) Net research and development expenses for the year ended August 31, 2007, include recognition of previously unrecognized research and development tax credits of $3,162.

SALES

Fiscal 2007 vs. 2006

    In fiscal 2007, our global sales increased 19.2% to $152.9 million from $128.3 million in 2006, with an 85%-15% split in favor of our Telecom Division (84%-16% in 2006).

Telecom Division

    In fiscal 2007, sales of our Telecom Division increased 20.9% to $129.8 million from $107.4 million in 2006.

    In fiscal 2007, we posted organic sales growth due to market-share gains in optical testing and next-generation IP test solutions and due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. In fiscal 2007, sales of our optical test solutions increased 19.9% to $102.1 million ($85.2 million in 2006), and we earned our fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for largest market-share gains in optical testing. Also, during fiscal 2007, protocol test solutions were our fastest-growing product line with a sales increase of 48.2% year-over-year as they reached $17.1 million, compared to $11.5 million in 2006. Also, in 2007, they represented more than 10% of our Telecom sales. Given the much larger addressable market for protocol test solutions and our very strong product offering – especially for next-generation IP-based test solutions – we believe that protocol revenues should continue to grow faster than our optical revenues over the next few years.

    In addition, during fiscal 2007, sales of our copper-access test solutions increased 15.5% to $7.7 million, compared to $6.7 million in 2006. It should be noted however, that Consultronics (acquired in January 2006) contributed to our sales during the whole period compared to about seven months in 2006, which contributed to the increase in our sales year-over-year. This business unit did not perform as well as expected in 2007 as large-scale IPTV deployments have been delayed until calendar 2008. We expect sales of this sector to increase over time as we take advantage of a strengthening product offering, as our sales channels gain additional experience in this technology area, and as IPTV deployments accelerate. Following year-end, we launched new added-value products that integrate Consultronics’ core knowledge and intellectual property; namely, the AXS-200 SharpTESTER, a multiservice, multimedium test platform for characterizing and troubleshooting commercial and residential access networks. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States.

    During fiscal 2007, we faced increased pricing pressure, especially in the Asia-Pacific region, which prevented us from further increasing our sales year-over-year.

Life Sciences and Industrial Division

    In fiscal 2007, sales of our Life Sciences and Industrial Division increased 10.6% to $23.1 million from $20.9 million in 2006. The increase in sales in fiscal 2007, compared to 2006, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly Europe and Asia.

Net bookings

    Overall, for the two divisions, net accepted orders increased 21.0% to $156.7 million in fiscal 2007 from $129.4 million in 2006, for a book-to-bill ratio of 1.02 in fiscal 2007. Our increase of 21.0% in net accepted orders in fiscal 2007, compared to 2006, reflects the increased demand for our test solutions (especially in the Americas and in the Europe, Middle East and Africa regions), market-share gains in the telecommunications and fluorescence illumination markets as well as stronger telecommunications and curing market environment.

Fiscal 2006 vs. 2005

    In fiscal 2006, our global sales increased 31.9% to $128.3 million from $97.2 million in 2005, with an 84%-16% split in favor of our Telecom Division.

Telecom Division

    In fiscal 2006, sales of our Telecom Division increased 34.0% to $107.4 million from $80.1 million in 2005.

    In fiscal 2006, we leveraged our portfolio of new products and an increased demand for our test solutions, especially in Europe, Middle East and Africa and Asia-Pacific, to increase our year-over-year sales in our Telecom Division. We also consolidated our dominant FTTx market position in the Americas by enabling a Tier-1 carrier to migrate to less expensive test solutions. Although revenues were down at this customer year-over-year, we maintained our market share through the sales of cost-effective test solutions, such as our handheld AXS-100 OTDR, to help reduce cost of deployments. In addition, the positive spending environment, as well as the market share we gained in fiscal 2006 for our optical and protocol products, helped us increase our sales of that Division year-over-year. Also, Consultronics contributed about seven months to our Telecom Division, which had a positive impact on our consolidated sales during fiscal 2006. The results of Consultronics have been included in our consolidated statement of earnings since the closing of the acquisition on January 26, 2006. Finally, in fiscal 2006, our top customer accounted for 16.5% of our Telecom sales, compared to 28.2% of sales in 2005, reflecting the diversification of our customer base. In fact, excluding sales to our top customer, our sales of this Division would have increased 56.0% in fiscal 2006, compared to 2005.

    Although, in the past few years, our market share in the protocol test market has been modest, our protocol-product results in the second half of fiscal 2006 accelerated substantially year-over-year, making this sector our fastest-growing line of business in 2006.

Life Sciences and Industrial Division

    In fiscal 2006, sales of our Life Sciences and Industrial Division increased 22.1% to $20.9 million from $17.1 million in 2005. As for fiscal 2007, the increase in sales in fiscal 2006, compared to 2005, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly Europe and Asia.

Geographic distribution

Fiscal 2007 vs. 2006

    In fiscal 2007, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 59%, 27% and 14% of global sales, respectively, compared to 60%, 25% and 15%, respectively in 2006.

    In fiscal 2007, we reported sales increases in dollars in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 18.7%, 27.5% and 7.8% year-over-year, respectively.

    In the Americas, the increase in sales in dollars in fiscal 2007, compared to the same period last year, comes from the United States and Canada, where we witnessed an increase in sales of our optical and protocol test solutions. In the United States, we continue leveraging our dominant FTTx market position to increase our sales. In addition, sales to our top customer, who is located in the United States, increased in dollars in fiscal 2007, compared to 2006. Sales to this customer represented $22.5 million, or 14.7% of global sales in 2007, compared to $17.7 million, or 13.8% of our global sales in 2006, representing an increase of 27.0% year-over-year. In Latin America, we reported a slight decrease in sales in fiscal 2007 compared to 2006.

    The significant increase in sales in the EMEA market, in dollars, in fiscal 2007, compared to 2006, is apparent in the results for all our product lines, following our efforts to aggressively develop this market in the last several years and investment to increase our sales presence and develop stronger support and service operations in this region. Many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. In addition, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

    In the APAC market, we are starting to see the impact of the introduction of some specific optical, protocol and life science and industrial products as we steadily increase our market presence in this growth region; this explains the increase in sales in this region in fiscal 2007, compared to the corresponding period last year. However, although we reported sales growth year-over-year in this region, we are facing significant competitive pricing pressure, which prevented us from reaching expected sales growth. In addition, a significant portion of our sales to this market are made through tenders, which vary in number and importance year-over-year.

Fiscal 2006 vs. 2005

    During fiscal 2006, sales to the Americas, EMEA and APAC accounted for 60%, 25% and 15% of global sales, respectively, compared to 68%, 20% and 12%, respectively in 2005. Although our sales increased in dollars in every geographic area, we made greater progress in EMEA and APAC in fiscal 2006, compared to 2005, where we gained market share in both divisions. Global sales to these two markets increased 66.9% and 66.4%, respectively in fiscal 2006, compared to 2005. In comparison, our sales to the Americas increased 15.6% year-over-year.

    The significant increase in sales in the EMEA market is mainly due to improved market penetration by both divisions, following our efforts to develop this market in the last several quarters. Namely, since the second quarter of fiscal 2006, we were selected as sole-source supplier by a Tier-1 network service provider for all its fiber deployment test applications – including FTTx – further increasing our sales to this market year-over-year.

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

    In the Americas, sales to our top customer, who is located in the United States, decreased in fiscal 2006, compared to 2005, as it migrated to lower-priced test solutions, thus affecting our sales to the Americas year-over-year. However, we were able to leverage our customer base and increase our sales to this region in fiscal 2006, compared to 2005. Also, Consultronics, whose customers are mainly in the Americas, helped increase our sales to the Americas in fiscal 2006. In fact, excluding sales to our top customer, our sales to the Americas would have increased 35.1% year-over-year, which is quite remarkable considering that our end-markets increased in mid single digits in 2006.

    Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During fiscal 2007, our top customer accounted for 14.7% ($22.5 million) of our global sales, and our top three customers accounted for 19.6% of our global sales. For the corresponding period last year, our top customer accounted for 13.8% ($17.7 million) of our global sales, and our top three customers accounted for 19.4% of our global sales.

GROSS MARGIN

    Gross margin amounted to 57.4%, 55.3% and 54.7% of sales for fiscal 2007, 2006 and 2005, respectively.

Fiscal 2007 vs. 2006

    Despite the increased strength of the Canadian dollar, compared to the US dollar in fiscal 2007 versus 2006 and the intense competitive pressure on selling prices that we faced in 2007, we were able to significantly increase our gross margin (2.1%) year-over-year.

    This increase in our gross margin in fiscal 2007, compared to 2006 can be explained by several factors. First, the increase in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. In addition, sales of our protocol test solutions increased in dollar and as a percentage of sales year-over-year; this had a positive impact on our gross margin, as these products are more software-intensive and tend to have better gross margin than our optical test solutions. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Finally, our initiative to outsource the manufacturing of some product lines to China in fiscal 2007 helped us to improve our gross margin year-over-year.

    However, as mentioned above, we are facing continued aggressive pricing pressure worldwide, which negatively affected the gross margin in fiscal 2007. In addition, in 2007, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin, as some cost of sales items are denominated in Canadian dollars. Furthermore, the transfer, in fiscal 2007, of our protocol and copper access manufacturing operations from Montreal and Concord to our Quebec City plant resulted in one-time charges, which negatively affected our gross margin during that period. Finally, in fiscal 2007, the setup of our own manufacturing activities in China (which will be operational in 2008) resulted in additional one-time costs in 2007, thus reducing the gross margin of that year. We believe these two initiatives should contribute to bring our gross margin close to 60%.

    On an ongoing basis and when technically possible, we adjust the design of our products to reuse excess inventory, and, over the past few years, we experienced higher sales than expected on some product lines consuming such excess inventory. Consequently, we were able to reuse excess inventories that were written off following the telecom downturn in 2001 and 2002. Excess inventory reuse accounted for approximately $1.7 million, or 1.1% of sales in fiscal 2007, compared to approximately $1.2 million, or 0.9% of sales in 2006 and approximately $1.6 million, or 1.7% of sales in 2005. Inventory write-offs recorded during the telecom downturn were based on our best estimate at that time.

Fiscal 2006 vs. 2005

    The increase in our gross margin in fiscal 2006, compared to 2005, can be explained by the following factors. First, we succeeded in increasing the market acceptance of our new products (designed in the last few years) on which we had focused our research and development efforts to simultaneously create lower cost of goods and the most advanced solutions. Second, the significant rise in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Also, we were able to reduce our cost of goods sold by better leveraging our supplier base. Furthermore, streamlined operations following our consolidation action in fiscal 2005 and continued cost-reduction programs allowed us to further improve our gross margin. However, the shift in the geographic distribution of our sales resulted in more sales, in percentage of total sales, made to the EMEA and APAC markets, where gross margins tend to be lower as most of our sales to these markets are made through distribution channels. In addition, we faced aggressive pricing pressure worldwide. Furthermore, in fiscal 2006, we incurred one-time charges related to the integration of Consultronics manufacturing activities, which reduced our gross margin year-over-year. Finally, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars.

Outlook for Fiscal 2008

    Considering the expected sales growth in fiscal 2008, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China (which we believe should lower our cost of goods over time), our tight control on operating costs, we expect our gross margin to improve in 2008 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the ramp-up of our manufacturing facilities in China, and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2008.

SELLING AND ADMINISTRATIVE

    Selling and administrative expenses were $49.6 million, $40.3 million and $31.8 million for fiscal 2007, 2006 and 2005, respectively. As a percentage of sales, selling and administrative expenses amounted to 32.4%, 31.4% and 32.7% for fiscal 2007, 2006 and 2005, respectively.

Fiscal 2007 vs. 2006

    In fiscal 2007, we continued intensifying our sales and marketing activities to develop our markets and leverage the significant research and development investments of the prior years; this resulted in higher sales and marketing expenditures (including number of employees), compared to the corresponding period last year. In addition, our overall commission expenses increased in fiscal 2007, compared to the corresponding period last year, due to the increase in sales year-over-year and the shift in customer mix. In fact, in fiscal 2007, we had large orders sold directly to international customers for which we still had to pay commissions to distributors instead of selling through our distributors at a discounted price, which increased our selling expenses year-over-year, but had, to some extent, a positive impact on our gross margin. Furthermore, Consultronics, acquired in January 2006, contributed for the whole period to our selling and administrative expenses, compared to about seven months in 2006, thus increasing these expenses year-over-year.

    Also, a stronger Canadian dollar on average for the period, compared to the US dollar during fiscal 2007 versus 2006, caused our selling and administrative expenses to increase year-over-year, as more than half of these expenses are denominated in Canadian dollars. In addition, the setup in 2007 of manufacturing facilities in China and a software development center in India contributed to an increase in our administrative expenses year-over-year.

    Finally, in fiscal 2007, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to the corresponding period last year. Larger commissions on international sales as well as our efforts to develop international markets and operations contributed to the increase in these expenses as a percentage of sales.

Fiscal 2006 vs. 2005

    The increase in our selling and administrative expenses in dollars in fiscal 2006, compared to 2005, is mainly due to our decision to increase our sales activities worldwide. In addition, our commission expenses increased year-over-year due to the increase in sales. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase. Finally, in fiscal 2006, Consultronics contributed about seven months to our selling and administrative expenses, increasing these expenses year-over-year.

Outlook for Fiscal 2008

    For fiscal 2008, we expect our selling and administrative expenses to increase in dollars and range between 30% and 32% of sales. In particular, in fiscal 2008, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

    Gross research and development expenses totaled $25.2 million, $19.5 million and $15.9 million for fiscal 2007, 2006 and 2005, respectively. As a percentage of sales, gross research and development expenses amounted to 16.5%, 15.2% and 16.3% for fiscal 2007, 2006 and 2005, respectively, while net research and development expenses accounted for 10.9%, 12.0% and 12.5% of sales for these respective periods. Net research and development expenses for fiscal 2007 included the recognition of non-refundable research and development tax credits in the amount of $3.2 million that were written off in fiscal 2003 following the downturn in the telecommunications industry; this explains the 2.1% year-over-year decrease in net research and development expenses as a percentage of sales.

Fiscal 2007 vs. 2006

    In fiscal 2007, we intensified our research and development activities in both divisions, which resulted in higher gross research and development expenses, including additional employees, compared to 2006. In addition, in fiscal 2007, we subcontracted a larger portion of our research and development projects in Canada and India, compared to the corresponding period last year, which resulted in an increase in our gross research and development expenses year-over-year.

    Furthermore, Consultronics contributed to our research and development expenses during the whole period this year, compared to about seven months in 2006, thus increasing these expenses year-over-year. Finally, in fiscal 2007, the increased strength of the Canadian dollar, on average, compared to the US dollar year-over-year, contributed to the increase in our gross research and development expenses, as most of these are denominated in Canadian dollars.

    The above-mentioned factors explain the increase of our gross research and development expenses as a percentage of sales in fiscal 2007, compared to 2006.

Fiscal 2006 vs. 2005

    The increase in our gross research and development expenses in dollars in fiscal 2006, compared to 2005, is due several reasons. First, in fiscal 2006, Consultronics contributed about seven months to our gross research and development expenses, which caused these expenses to increase year-over-year. In addition, in fiscal 2006, our gross research and development expenses were negatively affected by the increased strength of the Canadian dollar, compared to the US dollar year-over-year, as most of these expenses are incurred in Canadian dollars following the consolidation of most of our research and development activities in Canada. Finally, mix and timing of research and development projects in fiscal 2006 resulted in more gross research and development expenses during that year compared to 2005 for both divisions.

Tax credits and grants

    Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $8.5 million, $4.1 million and $3.7 million for fiscal 2007, 2006 and 2005, respectively. As percentage of gross research and development expenses, tax credits and grants amounted to 33.9%, 21.0% and 23.2% for fiscal 2007, 2006 and 2005, respectively.

Fiscal 2007 vs. 2006

    During fiscal 2003, following the downturn in the telecommunications industry and after being in a cumulative loss position, we wrote off deferred non-refundable research and development tax credits of our parent company because it was more likely than not that these assets would not be realized.

    In fiscal 2007, after reviewing both available positive and negative evidences, and because we were in a cumulative profit position in the parent company at the Canadian federal level, and also because we expect to generate sufficient taxable income in future years, we concluded that is was more likely than not that deferred non-refundable income tax credits of our parent company would be realized. Consequently, in fiscal 2007, we recorded previously unrecognized non-refundable research and development tax credits in the amount of $3.2 million, or 12.5% of gross research and development expenses. These non-refundable tax credits of $3.2 million recognized in fiscal 2007 can be carried forward against future years’ Canadian federal income taxes payable and expire between 2011 and 2014.

    In addition to this one-time tax credit, our tax credits increased in dollars in fiscal 2007, compared to 2006 for several reasons. First, the increase in gross research and development expenses in Canada in 2007, compared to 2006, resulted in more expenses being eligible for tax credits as we were entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar year-over-year, resulted in higher tax credits since these credits are solely earned on research and development expenses incurred in Canada.

    Also, due to the one-time recognition of non-refundable tax credits from prior years, our tax credits significantly increased as a percentage of gross research and development expense. Had prior years’ credits not been recognized, our tax credits would have been flat year-over-year as a percentage of gross research and development expenses, as we incurred most of our expenses in Canada and were entitled to same grant programs and tax credits.

Fiscal 2006 vs. 2005

    The increase in our tax credits in dollars in fiscal 2006, compared to 2005, is mainly related to the increase in our eligible gross research and development expenses in Canada, since we were also entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar year-over-year, also resulted in higher tax credits since these credits are earned in Canada. However, our tax credits decreased as a percentage of gross research and development expense. In fact, following the acquisition of Consultronics, we incurred less gross expenses that were eligible for tax credits since a part of Consultronics research and development activities were held outside Canada and Quebec. In addition, the mix of research and development projects resulted in a lower proportion of expenses being eligible for tax credits in fiscal 2006, compared to 2005.

Outlook for Fiscal 2008

    For fiscal 2008, we plan to increase our research and development expenses at about the same rate we grow our sales, given our focus on innovation, the addition of software features in our products, our desire to gain market shares and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world by establishing a research and development center focused on software development in Pune, India. Finally, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

    For fiscal 2007, amortization of property, plant and equipment was $3.0 million, compared to $3.5 million in 2006 and $4.3 million in 2005. The decrease in amortization expenses over the last two fiscal years, despite the increase in the strength of the Canadian dollar compared to the US dollar as well as the acquisition of Consultronics in January 2006 is mainly due to the fact that some of our property, plant and equipment became fully amortized over the last three years.

Outlook for Fiscal 2008

    For fiscal 2008, we expect the amortization of property, plant and equipment to increase in dollars due to the upgrade of our IT systems in fiscal 2008 and, more importantly, the startup of our own manufacturing and research and development facilities in China and India. Also, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of property, plant and equipment to increase, as most of these are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

    In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $2.9 million, $4.4 million and $4.8 million for fiscal 2007, 2006 and 2005, respectively. The decrease in amortization expense in the last two fiscal years, despite the increased strength of the Canadian dollar compared to the US dollar and the acquisition of Consultronics in January 2006 is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005 and 2006; namely, those related to the acquisition of EXFO Burleigh, EXFO Photonics Solutions and EXFO Protocol.

Outlook for Fiscal 2008

    For fiscal 2008, we expect the amortization of intangible assets to remain flat in dollars. This assumes no business combinations will be made during this period. Also, any further increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of intangible assets to increase, as most of these are denominated in Canadian dollars.

IMPAIRMENT OF LONG-LIVED ASSETS

Fiscal 2006

    In June 2006, we entered into an agreement to sell one of our buildings (located in Rochester, NY) along with some equipment, and we recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price of $1.2 million. The sale of these assets was finalized in the fourth quarter of 2006 for the expected net selling price, which was received in November 2006. These assets were related to the Life Sciences and Industrial Division.

GOVERNMENT GRANTS

    During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2.2 million over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

    The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred in the balance sheet CA$1.5 million (US$1.3 million) until we received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted us with its final approval and we recorded CA$1.5 million (US$1.3 million) in the earnings from operations in the statement of earnings of fiscal 2006.

    Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount we claimed under this program, a sum of CA$1.1 million (US$1.1 million) was deferred in the balance sheet until we received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted us with its final approval, and we recorded CA$1.1 million (US$1.1 million) in the earnings from operations in the statement of earnings of fiscal 2007.

    As at August, 31, 2007, we were not part of any significant grant programs.

INTEREST AND OTHER INCOME

    Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $4.7 million, $3.3 million and $2.5 million for fiscal 2007, 2006 and 2005, respectively. The increase in our interest income in fiscal 2007, compared to 2006, is mainly due to the increase in interest rates year-over-year. Also, our average cash position increased in fiscal 2007 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

    The increase in our interest income in fiscal 2006, compared to 2005, is also mainly due to the increase in interest rates year-over-year. In addition, despite the cash payment of $18.1 million for the acquisition of Consultronics in January 2006, our average cash position increased in fiscal 2006 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

Outlook for fiscal 2008

    Assuming no acquisitions paid in cash are made in fiscal 2008 and stability in interest rates, we expect our interest income to slightly increase as our cash position should increase with expected cash flows from operating activities in fiscal 2008, compared to 2007.

FOREIGN EXCHANGE LOSS

    Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

    The foreign exchange loss amounted to $49,000, $595,000 and $1.3 million in fiscal 2007, 2006 and 2005, respectively.

    In fiscal 2007, the Canadian dollar fluctuated compared to the US dollar and overall, this resulted in a small exchange loss of $49,000.  During that period, we witnessed instability in the value of the Canadian dollar, compared to the US dollar. The average exchange rate was CA$1.1215 = US$1.00 in fiscal 2007, compared to a year-end exchange rate of CA$1.1066 = US$1.00 as at August 31, 2006 and CA$1.0564 = US$1.00 as at August 31, 2007.

    The significant exchange losses recorded in fiscal 2005 and 2006 were the result of the significant increase in the value of the Canadian dollar, compared to the US dollar, during these periods. However, the increase in the value of the Canadian dollar was more significant in fiscal 2005, compared to 2006, which resulted in a higher exchange loss in 2005. For instance, the year-end exchange rate was CA$1.3167 = US$1.00 in fiscal 2004, compared to CA$1.1889 = US$1.00 in 2005, representing an increase of 10.7% year-over-year. This compares to a year-end exchange rate of CA$1.1066 = US$1.00 in fiscal 2006, which resulted in an increase of 7.4%, compared to 2005. Also, the average exchange rate was CA$1.2315 = US$1.00 in fiscal 2005, compared to CA$1.1481 = US$1.00 in 2006. On the other hand, higher levels of activity in fiscal 2006, compared to 2005, contributed to the increase in exchange loss in 2006.

     It should be noted that foreign exchange rate fluctuations also flow through the profit and loss line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars.

    We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

    We recorded an income tax recovery of $20.8 million in fiscal 2007, compared to an income tax expense of $2.6 million in both fiscal 2006 and 2005.

    During fiscal 2003, following the downturn in the telecommunications industry, we recorded a full valuation allowance against our future income tax assets in every applicable tax jurisdictions and we wrote-off non-refundable research and development tax credits because it was more likely than not that these assets would not be realized.

Fiscal 2007

Canadian federal and provinces level and United States federal level

    During fiscal 2007, after reviewing both available positive and negative evidences, and because we were in a cumulative profit position in our parent company (Canadian federal and provinces level) and in one of our subsidiaries, located in the United States, and also because we expect to generate sufficient taxable income in future years, we concluded that it is was more likely than not that the future income tax assets of our parent company in Canada and a portion of our future income tax assets in the United States would be realized. Consequently, we recorded previously unrecognized future income tax assets in the amount of $24.6 million. From this amount, $16.2 million related to the Canadian federal level, $3.2 million related to the Canadian provinces level and $5.2 million related to the United States federal level.

    In addition, from the global amount of future income tax assets recognized in fiscal 2007, $6.5 million relate to operating losses carried forward that expire as follows:

	Canada
Year of expiry	Federal	Provinces	United States

2008	$1,230,000	$869,000	$–
2009	2,845,000	162,000	–
2010	4,663,000	176,000	–
2014	93,000	2,000	–
2022	–	–	3,795,000
2023	–	–	1,671,000
Indefinite	–	–	7,474,000

	$8,831,000	$1,209,000	$12,940,000

    In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $100 million in pretax earnings at the Canadian federal level, approximately $26 million at the Canadian provinces level, and approximately $15 million at the United States federal level.

    Based on the existing and expected level of pretax earnings in these tax jurisdictions, we believe that we should be able to recover all these assets over the next six years. Historically, pretax earnings for financial reporting purposes have been close to taxable income in these tax jurisdictions, exclusive of any tax planning to generate additional taxable income.

    Future income tax assets recognized in 2007 were recorded in the income tax provision.

United States federal level and other tax jurisdictions

    In the United States (federal level), based on available positive and negative evidences as well as the level and the nature of cumulative profits, we maintained a valuation allowance of $7.6 million on a portion of our future income tax assets in this tax jurisdiction because it is more likely than not that these assets will not be recovered. These future income tax assets consist of operating losses carried forward; some of these losses expire between 2022 and 2026, while others can be carried forward indefinitely against future years’ taxable income.

    In other tax jurisdictions where we have future income tax assets, we are still in a cumulative loss position and available negative evidences outweigh positive evidences. For these tax jurisdictions, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2007, the valuation recorded for these other tax jurisdictions amounted to $4.9 million and mainly relates to operating losses carried forward, which expire at various dates over the next 20 years.

    Overall, we maintained a valuation allowance of $12.5 million as at August 31, 2007.

    Except for the reversal of the valuation allowance in fiscal 2007, most of the income tax expenses recorded in fiscal 2005, 2006 and 2007, represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

    Please refer to note 16 of our consolidated financial statements included elsewhere in this Annual Report for more details on income taxes and a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

    As at August 31, 2007, cash and short-term investments increased to $129.8 million from $111.3 million in 2006, while our working capital was $180.4 million. During fiscal 2007, operating activities generated $14.4 million in cash. In addition, we recorded an unrealized foreign exchange gain of $5.8 million on our cash and short-term investments. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet. Furthermore, net proceeds from disposal of capital assets of $3.1 million increased our cash position year-over-year. Finally, issuance of subordinate voting shares generated $802,000 in cash in fiscal 2007 following the exercise of stock options. On the other hand, we made cash payments of $5.6 million for the purchase of capital assets.

    Our short-term investments consist of commercial paper issued by seven (nine as of August 31, 2006) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. None of these debt instruments are expected to be affected by a liquidity risk; 47% of them are guaranteed by the Government of Canada and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

    We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of the share repurchase program approved on November 5, 2007. In addition to these assets, we have unused available lines of credit of $12.0 million for working capital and other general corporate purposes and an unused line of credit of $11.3 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

    The following table summarizes our commitments as at August 31, 2007:

Years ending August 31,	2008	2009	2010	2011	2012 and later	Total

Operating leases	$2,313,000	$2,164,000	$2,064,000	$1,145,000	$641,000	$8,327,000

Sources and Uses of Cash

    We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

    Cash flows provided by operating activities were $14.4 million in fiscal 2007, compared to $12.3 million in 2006 and $14.0 million in 2005. Cash flows provided by operating activities in fiscal 2007 were mainly attributable to the net earnings after items not affecting cash of $24.6 million, less the negative net change in non-cash operating items of $10.1 million. Our accounts receivable, our income taxes and tax credits recoverable as well as our inventories increased in fiscal 2007, resulting in negative effects on cash flows of $5.5 million, $3.4 million and $5.5 million, respectively. However, our accounts payable and accrued liabilities increased during fiscal 2007, resulting in a positive effect on cash flows of $4.1 million. The increase in sales year-over-year explains the increase in accounts receivable. Also, one-time recognition of prior years’ non-refundable tax credits of $3.2 million explains most of the increase in our income taxes and tax credits recoverable year-over-year. Furthermore, increased sales activities in fiscal 2007 resulted in higher inventory levels in 2007 in order to sustain these additional sales activities. However, increased levels of activities in fiscal 2007, compared to 2006, resulted in an increase in our accounts payable and accrued liabilities year-over-year.

    Cash flows provided by operating activities in fiscal 2006 were mainly attributable to the net earnings after items not affecting cash of $16.9 million, less the negative net change in non-cash operating items of $4.7 million. Our accounts receivable and our inventories increased in fiscal 2006, resulting in negative effects on cash flows of $2.6 million and $2.3 million, respectively. The increase in sales year-over-year explains the increase in accounts receivable. Also, larger sales activities in fiscal 2006 resulted in higher inventory levels in 2006 in order to sustain these increased sales activities.

Investing Activities

    Cash flows used by investing activities were $16.1 million in fiscal 2007, compared to $13.2 million in 2006 and $13.0 million in 2005.

    In fiscal 2007, we acquired $13.6 million worth of short-term investments and paid $5.6 million for the purchase of capital assets. On the other hand, in fiscal 2007, we received net proceeds of $3.1 million from the disposal of capital assets.

    In fiscal 2006, we made cash payments of $18.1 million and $3.4 million for the acquisition of Consultronics and the purchase of capital assets, respectively. In order to finance a part of these payments, we disposed of $8.3 million worth of short-term investments. We paid the remaining with cash flows from operating activities and cash on hand.

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

    As at August 31, 2007, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates:	Contractual amounts	Weighted average contractual forward rates

September 2007 to August 2008	$36,900,000	1.1295
September 2008 to December 2009	15,400,000	1.1199

    As at August 31, 2007, the fair value of our forward exchange contracts, which represents the amount we would receive to settle the contracts, amounted to an unrecognized gain of $3.4 million ($5.5 million as at August 31, 2006).

CONTINGENCY

    On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

    On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of our underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and two of our executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

    In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against our officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

    In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

    The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of "focus cases" rather than in all of the 310 cases that have been consolidated. EXFO’s case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

    On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and plan to move for class certification again.

    It is not possible to predict whether a settlement that complies with the Second Circuit’s mandate can be negotiated. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2007.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

    As at November 1, 2007, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 32,361,561 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

    The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,601,045 as at November 1, 2007. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at November 1, 2007:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	9%	$9.05
Board of Directors (five individuals)	194,375	10	6.23
Management and Corporate Officers (eight individuals)	212,139	11	14.49

	586,156	30%	$10.08

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	89,823	15%
Management and Corporate Officers (ten individuals)	292,442	48

	382,265	63%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	70,195	100%

OFF-BALANCE SHEET ARRANGEMENTS

    As at August 31, 2007, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. These off-balance sheet arrangements are respectively described in detail in notes 12 and 18 to our consolidated financial statements, included elsewhere in this Annual Report.

VARIABLE INTEREST ENTITY

    As at August 31, 2007, we did not have interests in any variable interest entities.

Item 6.	Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2007.

Name and Municipality of Residence	Positions with EXFO
JON BRADLEY Worminghall, United Kingdom	Vice-President, Telecom Sales - International
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development, Telecom Division
NORMAND DUROCHER St-Sauveur, Quebec	Vice-President, Human Resources
ALLAN FIRHOJ Georgestown, Ontario	Vice-President and General Manager, Life Sciences and Industrial Division
ROBERT FITTS Minesing, Ontario	Vice-President, Corporate Development
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Telecom Product Management and Marketing
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Telecom Manufacturing Operations and Customer Service
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
PIERRE MARCOUILLER Magog, Quebec	Independent Director
GUY MARIER Lakefield Gore, Quebec	Independent Lead Director
PIERRE PLAMONDON, CA Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Quebec City, Quebec	General Counsel and Corporate Secretary
DAVID A. THOMPSON Newton, North Carolina	Independent Director
ANDRÉ TREMBLAY Outremont, Quebec	Independent Director
MICHAEL UNGER Richmond Hill, Ontario	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Telecom Sales - Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Quebec, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and Directors.

Jon Bradley was appointed Vice-President, Telecom Sales - International for EXFO in March 2007. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the international arena. He manages an accomplished and diverse sales and distribution team. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Prior to his appointment as Vice-President, International Telecom Sales, Dr. Bradley held the position of Sales Director for the Europe, Middle East and Africa (EMEA) territory from 2003 to 2007, and Regional Sales Manager from 1999 to 2003. Before joining EXFO in 1999, Dr. Bradley was employed as Sales and Marketing Director by Queensgate Instruments (UK) from 1997 to 1999 and as Sales Engineer by Lambda Photometrics (UK) from September 1993 to September 1997. Dr. Bradley holds an honors degree in chemistry, as well as a Ph.D. in Raman spectroscopy from the University of Durham in the United Kingdom.

Stephen Bull was appointed our Vice-President, Research and Development, Telecom Division in December 1999. He joined us in July 1995 and held the positions of Assistant Director-Engineering from September 1997 to December 1999 and Group Leader (Engineering Management) from July 1995 to September 1997. From June 1990 to March 1995, Mr. Bull held the position of General Manager and Managing Director for Space Research Corporation, a military engineering company in Belgium. Mr. Bull holds a bachelor’s degree in Electrical Engineering from Laval University in Quebec City, Canada.

Normand Durocher was appointed Vice-President of Human Resources in April 2004. In addition to managing our human resources team, his main responsibility is to develop and implement a human resources plan that supports EXFO’s business strategy. Mr. Durocher began his career in labor relations in the Cable division of Nortel and then took on several key roles at Nortel Networks and Nordx/CDT, all relating to human resources and operations. Since then, Normand Durocher has accumulated more than 25 years’ experience in operations and human resources management within the telecommunications industry. Prior to joining EXFO, Mr. Durocher ran his own human resources consulting business. Normand Durocher holds a Bachelor of Science from the University de Montreal and also completed the Advanced Human Resources program at Dalhousie University in Halifax, Nova Scotia, Canada.

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

Robert Fitts was nominated Vice-President, Corporate Development in May 2007. His main role is to seek out new business opportunities (such as strategic alliances, OEM agreements and acquisitions), which will allow the company to enhance its competitive position in the telecom test and measurement market. Prior to this appointment, Mr. Fitts acted as Vice-President, Product Management - Copper Access Products, since our acquisition of Consultronics in January 2006. Before taking on this position, Mr. Fitts was Executive Vice-President at Consultronics, where he began his career more than 20 years earlier. He therefore has extensive experience in the telecommunications testing industry and, more specifically, has been an active participant in the field of local-loop testing, DSL, IPTV and VoIP. Robert Fitts attended the University of Guelph in Ontario, Canada, and has a degree in electrical engineering (computer option) technology from Fleming College, near Toronto, Canada. Mr. Fitts is also a graduate of the executive program given by Queens University School of Business, located in Kingston, Ontario.

Étienne Gagnon was appointed Vice-President, Telecom Product Management and Marketing in May 2003 and, in May 2007, he took on the responsibility of all our telecom business units – Optical; Transport and Datacom; and Access. As such, he is responsible for EXFO’s general marketing direction on both the product level and communications level. Mr. Étienne Gagnon is not related to Mr. Luc Gagnon. For nearly three years, before returning to EXFO in early 2003, Mr. Gagnon was Vice-President of Sales and Marketing at TeraXion, an optical component manufacturer based in Quebec City. Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO’s European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the director of our Outside Plant division in 1998, and remained in that function until he joined TeraXion in 2000. Etienne Gagnon holds a bachelor’s degree in mechanical engineering from the University of Montreal’s School of Engineering, and a master’s degree in European business from the Ecole nationale supérieure des télécommunications in France.

Luc Gagnon was appointed Vice-President, Telecom Manufacturing Operations in May 2003 and, in May 2007, he also took on the vice-presidency of the Customer Services department. Mr. Luc Gagnon is not related to Mr. Étienne Gagnon. He is responsible for ensuring the smooth operation of all manufacturing activities, which include production, purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, as well as material resources. In addition, he maintains an ongoing and efficient relation between the manufacturing process and the end customer. Prior to his nomination in 2003, Mr. Gagnon held the position of Production Director since 2000. Before joining EXFO, he had similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for MITEL from 1991 to 1993. Luc Gagnon holds a bachelor’s degree in electrical engineering and master’s degree in engineering, both from the Université de Sherbrooke, in Canada.

Germain Lamonde, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception in his apartment in 1985. Mr. Lamonde, who is responsible for the overall management and strategic direction of EXFO and its subsidiaries and divisions, has grown the company from the ground up into global leader in the telecommunications test and measurement industry. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada to name a few. Germain Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering (École Polytechnique), a master’s degree in optics from Laval University, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario.

Pierre Marcouiller has served as our Director since May 2000. Mr. Marcouiller is Chairman of the Board and CEO of Camoplast Inc., an industrial manufacturer specializing in rubber tracks, molded composites, thermoplastic components and off-road tracked vehicles. Prior to joining Camoplast, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. Mr. Marcouiller is also a Director of Canam Group Inc., an industrial company specialized in the design and fabrication of construction products and solutions in the commercial, industrial, institutional, residential, and bridge and highway infrastructures markets. Mr. Marcouiller also holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor’s degree in business administration from the Université du Québec à Trois-Rivières and an MBA from the Université de Sherbrooke.

Guy Marier has served as our Director since January 2004. Formerly President of Bell Québec (1999 to 2003), Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Pierre Plamondon has been our Vice-President, Finance and Chief Financial Officer since January 1996. Prior to joining us, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995 in Canada and France. Pierre Plamondon holds a bachelor’s degree in business administration and a license in accounting, both from Laval University in Quebec City, Canada. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983 and a member of the Board of Directors of SOVAR Inc. (Société de valorisation des applications de la recherche de l’Université Laval) since December 2000.

Benoit Ringuette has been our in-house Legal Counsel and Corporate Secretary since April 2004. Prior to joining EXFO, Mr. Ringuette practiced mainly in commercial, corporate and securities law from 1998 to 2003 as an associate in the law firms of O’Brien, Flynn Rivard in Quebec City and Desjardins Ducharme Stein Monast in Quebec City. Mr. Ringuette has been a member of the Quebec Bar since 1998. Mr. Ringuette holds a bachelor’s degree in Civil Law and a master’s degree in Business Administration (MBA) from Laval University in Quebec City, Canada.

David A. Thompson has served as our Director since June 2000. Dr. David A. Thompson is currently Vice-President and Director of Hardware & Equipment Technology at Corning Cable Systems, where he has held this position since January 2006. Prior to this, he was Vice President and Director of Hardware & Equipment Technology Strategy for Corning Cable Systems from January 2002 to December 2005. Dr. Thompson first joined Corning Incorporated in 1976 as a Senior Chemist in glass research.  He then took on several technology Directorships and strategic planning roles for Corning’s Component and Photonics Technologies Division between 1988 and 1998; and in 1999, he was appointed technical leader for the creation of the new Samsung-Corning Micro-Optics joint venture.  His last position at Corning prior to transferring to Corning Cable Systems in January 2002 was Division Vice-President for the Strategic Planning & Innovation Effectiveness in Research, Development and Engineering.  David A. Thompson holds a Bachelor of Science in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan.  He holds 18 patents and has over 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.

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

Dana Yearian was appointed our Vice President, Telecom Sales - Americas in March 2007. Prior to this appointment, Mr. Yearian held the position of Vice-President, Telecom Sales − North America. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across North, Central and South America. Mr. Yearian oversees all sales-related functions for the EXFO sales organization throughout this territory, including sales operations, global account management and partner programs. As a member of the Strategy and Management committees, he also helps develop corporate strategy. Prior to joining EXFO, Mr. Yearian held senior executive sales positions at Spirent Communications Service Assurance Division and Acterna Corp. Mr. Yearian also held various executive positions; namely, at Toshiba America, Silicon Sensors (Advanced Photonix, Inc.), and Impell Corporation (ABB Ltd.). Dana Yearian holds a bachelor's degree in electrical engineering from the Illinois Institute of Technology in Chicago and has completed MBA course work at DePaul University, also in Chicago, Illinois, USA.

Term of Executive Officers

Executive officers are appointed annually by the Board of Directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.  Compensation

Director Compensation

    In the financial year ended August 31, 2007, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the Director pursuant to the Deferred Share Unit Plan.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$44,583 (3)
Annual Retainer for Lead Director	CA$5,000		US$4,458 (3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,458 (3)
Annual Retainer for Committee Members	CA$3,000		US$2,675 (3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$892 (3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$446 (3)

(1)
All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units except Mr. André Tremblay who elected to receive 100% of his Annual Retainer in form of Deferred Share Units.

(2)	The Annual Retainer for Mr. David A. Thompson is US$50,000 (CA$56,075).
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1215 = US$1.00 for 2007.

    In the financial year ended August 31, 2007 and as of November 1, 2007, the Directors who were not employees received the following compensation in the form indicated:

Name	Annual Compensation Paid in Cash (US$) (1)	Annual Compensation Paid in DSUs (#) (2)	Estimated Value of DSUs at the time of grant (US$) (3)	Total Attendance Fees Paid in Cash (US$) (1)
Pierre Marcouiller (4)	27,642	3,586	22,292	4,012
Guy Marier (5)	30,490	3,586	22,292	4,904
Dr. David A. Thompson (6)	27,675	3,975	25,000	4,283
André Tremblay (7)	7,133	7,172	44,583	5,796
Michael Unger (8)	29,425	8,586(9)	53,544	5,796

(1)
The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1215 = US$1.00 for 2007 except for Mr. David A. Thompson who is paid in U.S. dollar for the portion of his annual retainer for Director.  The Annual Compensation includes, as the case may be, the retainer for Director, Lead Director, Committee Members and Committee Chairman.

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

(4)	Member of the Audit Committee and the Human Resources Committee.
(5)	Member of the Audit Committee and the Human Resources Committee and Lead Director.
(6)	Member of the Human Resources Committee.
(7)	Member of the Human Resources Committee and Chairman of the Audit Committee.
(8)	Member of the Audit Committee and Chairman of the Human Resources Committee.
(9)	Mr. Unger received 5,000 DSUs in the financial year ended August 31, 2007 for his past contribution as Lead Director.

Executive Compensation

    The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year, and one other executive officer of the Corporation who would have been included within the three most highly compensated executive officers had he been in the employ of the Corporation, or a subsidiary, at the year end (collectively, the "Named Executive Officers"). This information includes the U.S. dollar value of base salaries, bonus awards and long-term incentive plan grants, the number of options or Restricted Share Units granted, and other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($) (3)	Securities Under Options (4) (#)	Restricted Share Units (5) (#)	All Other Compensation ($)
Germain Lamonde, President and Chief Executive Officer	2007	294,334 (US) 330,096 (CA)	131,145 (US) 147,080 (CA)	-	-	25,347	-
	2006	271,753 (US) 312,000 (CA)	147,558 (US) 169,412 (CA)	-	11,218	21,477	-
	2005	243,605 (US) 300,000 (CA)	121,729 (US) 149,909 (CA)	-	17,942	13,089	-
Pierre Plamondon, Vice-President Finance and Chief Financial Officer	2007	173,862 (US) 194,986 (CA)	56,906 (US) 63,820 (CA)	-	-	12,930	4,836 (US) (6) 5,423 (CA)
	2006	165,691 (US) 190,230 (CA)	60,167 (US) 69,078 (CA)	-	3,653	6,994	4,283 (US) (6) 4,918 (CA)
	2005	151,441 (US) 186,500 (CA)	48,735 (US) 60,017 (CA)	-	5,383	33,927	2,316 (US) (6) 2,852 (CA)
Dana Yearian, Vice-President, Telecom Sales - Americas	2007	250,592 (US) 281,039 (CA)	8,326 (US) 9,338 (CA)	-	-	6,645	566 (US) (6) 634 (CA)
	2006	7,851 (US) (7) 9,014 (CA)	- -	-	-	5,000	236 (US) (6) 270 (CA)
	2005	- -	- -	-	-	-	-
Jon Bradley, Vice-President, Telecom Sales - International	2007	226,991 (US) 254,571 (CA) 116,011 (£) (8)	19,470 (US) 21,836 (CA) 9,951 (£)	-	-	-	-
	2006	194,908 (US) 223,774 (CA) 108,778 (£)	12,684 (US) 14,563 (CA) 7,079 (£)	-	-	2,500	-
	2005	129,726 (US) 159,758 (CA) 70,258 (£)	13,400 (US) 16,502 (CA) 7,257 (£)	-	4,000	2,000	-

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($) (3)	Securities Under Options (4) (#)	Restricted Share Units (5) (#)	All Other Compensation ($)
Allan Firhoj, Vice-President and General Manager, Life Sciences and Industrial Division	2007	148,373 (US) (9) 166,400 (CA)	58,969 (US) 66,133 (CA)	-	-	21,178	-
	2006	139,361 (US) 160,000 (CA)	40,632 (US) 46,650 (CA)	-	2,404	4,602	-
	2005	123,153 (US) 151,663 (CA)	18,355 (US) 22,604 (CA)	-	2,512	12,443	-
Named Executive Officer Not in the Employ of the Corporation at Year End
Juan-Felipe Gonzalez, Vice-President, Telecom Sales - International	2007	195,508 (US) (10) 219,262 (CA)	9,237 (US) 10,359 (CA)	-	-	-	-
	2006	272,518 (US) 312,878 (CA)	12,891 (US) 14,800 (CA)	-	3,505	6,716	-
	2005	246,323 (US) 303,347 (CA)	6,015 (US) 7,407 (CA)	-	5,482	33,998	-

(1)
The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1215 = US$1.00 for 2007, CA$1.1481 = US$1.00 for 2006 and CA$1.2315 = US$1.00 for 2005. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

(2)	A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3)
Indicates only an aggregate amount if such amount is equivalent or greater than $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year ended August 31, 2007.

(4)	Indicates the number of Subordinate Voting Shares underlying the options granted under the Long-Term Incentive Plan during the financial year indicated.
(5)	Indicates the number of Restricted Share Units granted under the Long-Term Incentive Plan during the financial year indicated.
(6)
Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or 401K Plan, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.

(7)
This amount represents the salary paid to Mr. Yearian from August 14, 2006 until August 31, 2006 which is based on an annual salary amounted to US$173,424 (CA$199,109) for the financial year ended August 31, 2006.

(8)
The compensation information for UK resident has been converted from British Pound to U.S. dollars based upon an average foreign exchange rate of £1.9566 = US$1.00 for 2007, £1.7918 = US$1.00 for 2006 and £1.8464 = US$1.00 for 2005, for the conversion from U.S. dollars to Canadian dollars, please refer to note 1 above. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

(9)	Mr. Firhoj also received an amount of US$690 (CA$615) for untaken vacations during the financial year ended August 31, 2007.
(10)
This amount represents the salary paid to Mr. Gonzalez from September 1st, 2006 until March 1st, 2007 which is based on an annual salary amounted to US$258,789 (CA$290,232) for the financial year ended August 31, 2007.

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

    We also have employment agreements with Mr. Pierre Plamondon, Mr. Dana Yearian, Mr. Jon Bradley and Mr. Allan Firhoj.

    We have an employment agreement with Mr. Pierre Plamondon, ourVice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

    We have an employment agreement with Mr. Dana Yearian, our Vice-President, Telecom Sales - Americas. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

    We have an employment agreement with Mr. Jon Bradley, our Vice-President, Telecom Sales - International. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

    We have an employment agreement with Mr. Allan Firhoj, the Vice-President and General Manager, Life Sciences and Industrial Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Firhoj’s employment without cause, Mr. Firhoj will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Firhoj’s employment is terminated following a merger or an acquisition by a third party of substantially all of our assets or of the majority of our share capital, he will be entitled to the immediate vesting of all stock options and RSUs.

Key Elements and Policies for Compensation of Executive Officers

    Our executive compensation plans are designed to attract, retain and motivate key executives who directly impact our long-term success and the creation of shareholder value. In determining executive compensation, the Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both corporation and individual results based on specific quantitative and qualitative objectives established at the start of each financial year in keeping with Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: A significant proportion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of Corporation results relative to the results of peers.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

    The key elements of our 2007 executive compensation program were Base Salary, the Short Term Incentive Plan, and stock-based incentive compensation delivered through the Long Term Incentive Plan.  To determine appropriate compensation levels for each pay component, the Committee considered all elements of the executive compensation program. The Committee did not assign specific weightings to any key element of the Corporation’s 2007 executive compensation program.

Base Salaries

    In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar Canadian organizations for positions similar in magnitude, scope and complexity. The Committee’s objective is to align executive compensation levels with the median compensation offered within a reference group of comparable companies that are similar in size to the Corporation, with a particular focus on those within the High-Technology/Telecommunications and Manufacturing-Durable Goods industries. The Committee reviews the base salary of each senior officer on an annual basis and recommends that our Board approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

    The short-term incentive plan (“STIP”) provides senior executives with the opportunity to earn annual bonuses based on our financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

    Target payout levels for Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2007 were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. The minimum, target and maximum payouts to senior officers under the STIP (expressed as a percentage of their base salary) for 2007 were as follows:

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

Measure (1)	Weighting Mr. Lamonde and Mr. Plamondon	Weighting Mr. Firhoj
Corporate objectives
Sales	35%	30%
Earnings	15%	25%
Gross margin	25%	25%
Customer satisfaction (quality and on time delivery)	25%	20%
Total	0% - 150%	0% - 150%
Personal objectives (multiplier)	0% - 125%	0% - 125%
Bonus portion: corporate objectives (0% - 150%) x personal objectives (0% - 125%)	Total bonus portion	Total bonus portion

(1)
Sales, Earnings, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short term incentive target % of the individual annual base salary.

    Our Vice-President, Telecom Sales - International, Mr. Jon Bradley, and Vice-President, Telecom Sales - Americas, Mr. Dana Yearian, do not participate in the short term incentive plan that is available to the company’s other senior executives. Instead, Mr. Bradley and Mr. Yearian participate in the company’s sales incentive plan (SIP). Under the SIP, Mr. Bradley and Mr. Yearian have target incentives of 40% of their annual base salaries. The SIP is based 40% on the achievement of revenue targets (billings), 40% on margin targets and 20% on sales quotas achievements.

Long-Term Incentive Compensation

Long-Term Incentive Plan

      We have a Long-Term Incentive Plan for our Directors, executive officers, employees and consultants and those of our subsidiaries as determined by our Board of Directors, to attract and retain competent Directors, executive officers, employees and consultants motivated to work toward ensuring our success and to encourage them to acquire our shares. A copy of the Long-Term Incentive Plan has been filed as exhibit 4.35 to our fiscal year 2005 annual report.

   The principal component of the long-term incentive compensation that we offer is made up of the Long-Term Incentive Plan for directors, employees and consultants of us and our subsidiaries.

    Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. Our Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

    The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. Our Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2007, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. A portion of the target RSU awards are fixed, in order to encourage executive retention over the longer term, and the balance are made at, above, or below target levels based on merit, as determined by each executive's individual performance over the previous year.

    The exercise price of the options is determined by our Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation.  In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars.  Any option issued is non-transferable. At the end of our financial year ended August 31, 2007, there were a total of 1,929,388 options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$18.53 (CA$20.78).

    The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2007, there were a total of 488,015 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.67 (CA$6.62) per RSU.

    The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.1% of our issued and outstanding voting shares as of November 1, 2007.  The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

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

    All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last three financial years vest on the fifth anniversary date of each grant respectively in October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by our Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

    Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with us or one of our subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with usor one of our subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of our Board of Directors or one of our subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any option held by the optionee lapses 6 months after the date of death.

    Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by our Board of Directors); (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with us or one of our subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with us or one of our subsidiaries.

    Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with us or one of our subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

    The following table summarizes information about stock options granted to the members of our Board of Directors, and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2007:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	9.31%	9.05
Board of Directors (five individuals)	194,375	10.07%	6.23
Management and Corporate Officers (eight individuals)	212,139	11.00%	14.49

 The following table summarizes information about RSUs granted to the members of our Board of Directors and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2007:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	59,913	12.28%	5.28
Board of Directors (five individuals)	-	-	-
Management and Corporate Officers (ten individuals)	236,185	48.40%	5.25

Option Grants in Last Financial Year

    There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2007. At the end of the financial year ended August 31, 2007, there were a total of 1,929,388 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$18.53 (CA$20.78).

Aggregated Option Exercises in Last Financial Year and Financial Year End Option Values

    The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2007, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2007. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2007, which was US$6.66 (CA$7.07) per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$) (1) (4)	Unexercised Options at August 31, 2007		Value of Unexercised “In-the-Money” Options at August 31, 2007 (2) (3) (4)
			Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (US$)
Germain Lamonde	-	-	162,258	17,384	233,041	24,996
Pierre Plamondon	-	-	75,545	5,431	89,925	6,086
Dana Yearian	-	-	-	-	-	-
Jon Bradley	-	-	22,000	4,500	23,011	8,537
Allan Firhoj	5,188	21,093	18,000	3,478	-	3,934
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	11,118	39,437	Cancelled (5)	Cancelled (5)	-	-

(1)
The aggregate value realized is equivalent to the difference between the market value of the securities underlying the options at exercise and the exercise price of the options. This value, as the case maybe, has been converted from Canadian dollars to U.S. Dollars based upon the average foreign exchange rate on the day of the exercise.

(2)	“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.
(3)
The value of unexercisable “in-the-money” options is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2007 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of “in-the-money” options.

(4)	This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 31, 2007 of 1.056.
(5)	In accordance with the terms of the Long-Term Incentive Plan, unexercised options that had been attributed to this person were cancelled upon his departure date.

   Compensation of Chief Executive Officer

    In establishing Mr. Lamonde’s compensation for the year ending August 31, 2007, the Corporation relied on a study completed by an independent consulting firm (Mercer Human Resource Consulting). Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde’s compensation should reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2007, Mr. Lamonde’s compensation was adjusted accordingly.

    In the financial year ended August 31, 2007, the bonus portion of Mr. Lamonde’s compensation was tied to the financial and strategic objectives of the Corporation based on the following factors:

Measure (1)	Weighting ALL
Corporate objectives
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Total	0% - 150%
Personal objectives (multiplier)	0% - 125%
Bonus portion: corporate objectives (0% - 150%) x personal objectives (0% - 125%)	Total bonus portion

(1)
Sales, Earnings, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short term incentive target % of the individual annual base salary.

    Mr. Lamonde’s bonus is payable in the same proportion at which the Corporation attains such objectives.  When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of its non-employee Directors with those of our shareholders. A copy of the Deferred Share Unit Plan has been filed as exhibit 4.36 to our fiscal year 2005 annual report.

Under the Deferred Share Unit Plan, non-employee Directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has a fair value at the time of grant equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the Directors.  The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place.  DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share.  When a Director ceases to be a member of our Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by us. Such Subordinate Voting Shares issued by us will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.1% of the total issued and outstanding voting shares.

    The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2007:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Estimated Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	70,195	100%	5.55

Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2007 and as of November 1, 2007 was 26,905. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. As of November 1, 2007, there were a total of 70,195 DSUs credited to directors pursuant to the Deferred Share Unit Plan having an estimated value at the time of grant of US$389,672 (CA$442,017).

DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a director ceases to be a member of our Board.

Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2007 and as of November 1, 2007.

During the financial year ended August 31, 2007 and as of November 1, 2007, the following DSUs were granted to the directors:

DSUs #	Weighted Average Estimated Value at the Time of Grant US$/DSU	Vesting
26,905	6.32	At the time director cease to be a member of the Board of the Corporation

Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2007 was 219,002, having a weighted average fair value at the time of grant of US$6.48 (CA$7.48) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2007, there were a total of 488,015 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.67 (CA$6.62) per RSU. All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the fiscal year ended August 31, 2006, vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last three financial years vest on the fifth anniversary date of each grant respectively in October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of our Board of Directors on the vesting dates established by our Board of Directors at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2007.

During the financial year ended August 31, 2007, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
2,000	5.38	1/3 on each of the third, fourth and fifth anniversary dates of the grant in September 2006 (2)
1,200	5.83	50% on the third and fourth anniversary dates of the grant in September 2006 (3)
71,802	6.02
100% on the fifth anniversary date of the grant in October 2011 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (4)

25,000	6.02	1/3 on each of the third, fourth and fifth anniversary dates of the grant in October 2006 (5)
22,550	6.42	1/3 on each of the third, fourth and fifth anniversary dates of the grant in January 2007 (6)
34,250	6.42	50% on the third and fourth anniversary dates of the grant in January 2007 (7)
60,200	7.32	50% on the third and fourth anniversary dates of the grant in January 2007 (7)
2,000	7.14	50% on the third and fourth anniversary dates of the grant in July 2007 (8)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in September 2006.
(3)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in September 2006.
(4)
Those RSUs granted in the financial year ended August 31, 2007 vest on the fifth anniversary date of the grant in October 2011 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by our Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(5)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(6)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2007.
(7)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2007.
(8)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in July 2007.

    During the financial year ended August 31, 2007, the following RSUs were granted to the following Named Executive Officers:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	25,347	11.57%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	8,430	3.85%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	4,500	2.05%	6.02	1/3 on each of third, fourth and fifth anniversary dates of the grant in October 2006 (3)
Dana Yearian	6,645	3.03%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Jon Bradley	−	−	−	−
Allan Firhoj	6,145	2.81%	6.02
100% on the fifth anniversary date of the grant in October 2006 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Allan Firhoj	15,033	6.86%	6.42	1/3 on each of third, fourth and fifth anniversary dates of the grant in January 2007 (4)
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	−	−	−	−

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2007 vest on the fifth anniversary date of the grant in October 2006 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(3)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(4)	Those RSUs granted in the financial year ended August 31, 2007 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2007.

Aggregated RSUs vested in Last Financial Year and Financial Year-End RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of RSUs, if any, vested during the financial year ended August 31, 2007, the aggregate value realized upon vesting and the total number of unvested RSUs, if any, held at August 31, 2007. Value realized upon vesting is the market value of the Subordinate Voting Shares on the vesting date. The value of unvested RSUs at financial year-end is the market value of the Subordinate Voting Shares on August 31, 2007, which was US$6.66 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Name	Securities Acquired on Vesting (#)	Aggregate Value Realized (US$) (1)	Unvested RSUs at August 31, 2007 (#)	Value of Unvested RSUs at August 31, 2007 (US$) (2) (3)
Germain Lamonde	-	-	59,913	401,417
Pierre Plamondon	-	-	53,851	360,802
Dana Yearian	-	-	11,645	78,022
Jon Bradley	-	-	4,500	30,150
Allan Firhoj	-	-	38,223	256,094
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	-	-	Cancelled (4)	Cancelled (4)

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of vesting.

(2)
The value of RSUs is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2007 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required.

(3)	The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.
(4)	In accordance with the terms of the Long-Term Incentive Plan, unvested RSUs that had been attributed to this person were cancelled upon his departure date.

Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2007, 26,905 Deferred Share Units (as of November 1, 2007) and 219,002 Restricted Share Units were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan which is 9.1% of the total and outstanding voting shares as of November 1, 2007. Therefore, as of November 1, 2007 the number of Subordinate Voting Shares reserved for future issuance is 3,060,490.

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

The effective date of the RSAP was December 20, 2000.  The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000.  However, the administration of the RSAP did continue until all awards of Restricted Shares have been forfeited or settled.  The aggregate number of shares subject to the RSAP was 360,000.  Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The last vesting occurred on December 20, 2004; the Human Resources Committee administered the RSAP until that date. Therefore the administration of the RSAP terminated on December 20, 2004.

Awards of Restricted Shares were subject to forfeiture and restrictions on transfer until the Restricted Shares became vested at which point a stock certificate was issued to a participant with respect to the number of vested shares, which are then freely transferable.  Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares became fully vested and was no longer subject to forfeiture.  However, the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh Products Group Inc. "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by EXFO Burleigh Products Group Inc. prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares were forfeited.  However the RSAP provided discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances rendered such action appropriate.  During the financial year ended August 31, 2005, EXFO Burleigh Products Group Inc. was required to lay off the remaining of the participants (excluding a few that were transferred to our other offices) as a result of a consolidation due to a sharp downturn in its market.  The Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions remained in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the termination without cause of a participant who was designated a member of EXFO Burleigh Products Group Inc. Management Team that was initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock became fully vested and all restrictions lapsed.

In the event of a change in control, the committee administering the RSAP could in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”) for the benefit of certain employees residing in countries where the granting of options under the Long-Term Incentive Plan is not feasible in the opinion of the Corporation.  The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

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

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights vest at a rate of 50% annually commencing on the third anniversary date of the grant in October 2007. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results.  All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant.  Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause).  In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any stock appreciation right lapses 6 months after the date of death.

As of November 1, 2007, there were 30,700 SAR’s outstanding.

Deferred Profit Sharing Plan

We maintain a deferred profit sharing plan for certain eligible Canadian resident employees.  Under this plan, we may contribute an amount equal to 1% until May 31, 2005 and 2% starting June 1, 2005, of each employee’s gross salary to that employee’s individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the financial year ended August 31, 2007, the aggregate amount of contributions paid under the plan was US$419,000 (CA$470,000).  Mr. Germain Lamonde is not entitled to participate in this plan. As of August 31, 2007, the aggregate amount of contributions under the plan was US$1,679,000 (CA$2,189,000).

401(k) Plan

We maintain a 401(k) plan for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. In the year ended August 31, 2007, we made an aggregate of US$166,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plan invest the assets of the 401(k) plan in selected investment options. As of August 31, 2007, we made an aggregate of US$1,526,000 in matching contributions to the 401(k) plan.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. A policy of Directors’ and officers’ liability insurance is maintained by us which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by our officers and Directors as well as those of our subsidiaries in the performance of their duties. The entire premium, amounting to US$165,000 from September 30, 2007 to September 30, 2008, is paid by us. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of Directors and officers in the case of claims for which we have not indemnified or are not permitted by law to indemnify them, and for the reimbursement of us, subject to a deductible of US$250,000.

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

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	St-Augustin-de-Desmaures, Quebec, Canada	September 1985	−	36,643,000 (1)

Pierre Marcouiller (2) (3) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (4)	Magog, Quebec, Canada	May 2000	5,000	−

Guy Marier (2) (3) Independent Lead Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004	1,000	−

André Tremblay (2) (3) Independent Director	Founder and Managing Partner, Trio Capital Inc., a private equity fund	Outremont, Quebec, Canada	May 2000	6,650 (5)	−

Dr. David A. Thompson, Ph.D.(3) Independent Director	Vice-President & Director, Hardware & Equipment Technology, Corning Cable Systems (6)	Newton, North Carolina, USA	June 2000	2,100	−

Michael Unger (2) (3) Independent Director	Executive Consultant	Richmond Hill, Ontario, Canada	May 2000	−	−

(1)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(2)	Member of the Audit Committee.
(3)	Member of the Human Resources Committee.
(4)
Camoplast Inc. designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles in a variety of markets including automotive, agricultural, construction and industrial, defense and powersports.

(5)	Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc. a company controlled by Mr. Tremblay.
(6)
Corning Incorporated is a diversified technology company that concentrates its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life sciences industries.

Since September 1, 2006 until November 1, 2007, the Board met a total of eight (8) times. Attendance at all meetings was perfect, except Mr. David A. Thompson who was absent two (2) times and Mr. Pierre Marcouiller who was absent one time.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange rules flowing from the adoption of the Sarbanes-Oxley Act, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements.  Accordingly, in March 2005, the Board updated and adopted an Audit Committee Charter. A copy of this Audit Committee Charter has been filed as Exhibit 11.6 to our fiscal year 2005 annual report and is also readily available from EXFO’s website at www.EXFO.com. The audit committee revised such Charter in October 2007 but no amendment was required. The audit committee is composed of four independent Directors:  André Tremblay, Michael Unger, Guy Marier and Pierre Marcouiller. The chairperson of the audit committee is André Tremblay.

During the fiscal year ended August 31, 2007, the Audit Committee met a total of four (4) times and attendance was perfect at all meetings, except Mr. Pierre Marcouiller who was absent one time.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. Accordingly, in March 2005, the Board updated and adopted a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. A copy of this Human Resources Committee Charter has been filed as Exhibit 11.7 to our fiscal year 2005 annual report and is also readily available from EXFO’s website at www.EXFO.com. The human resources committee is composed of five independent Directors:  Pierre Marcouiller, Guy Marier, David A. Thompson, André Tremblay and Michael Unger. The chairperson of the human resources committee is Michael Unger.

During the fiscal year ended August 31, 2007, the Human Resources committee met a total of four (4) times and attendance was perfect at all meetings, except Mr. David A. Thompson who was absent two (2) times and Mr. Pierre Marcouiller who was absent one time.

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

As of November 1, 2007, we had a total of 1,046 employees, up from a total of 862 on November 1, 2006. We have 835 employees in Canada, primarily based in Quebec, and 211 employees based outside of Canada. 349 are involved in research and development, 331 in manufacturing, 183 in sales and marketing, 96 in general administrative positions and 87 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement, which expires in 2009. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.  Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as of November 1, 2007 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group and one other executive officer of the Corporation who would have been included within the three most highly compensated executive officers had he been in the employ of the Corporation, or a subsidiary, at the year end.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as of November 1, 2007				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Germain Lamonde (4)	–	*	61,776	*	100,482	*	162,258	*	36,643,000	100	91,9
Pierre Plamondon	34,527 (5)	*	20,914	*	55,977	*	111,418	*	–	–	*
Pierre Marcouiller	5,000	*	25,000	*	23,882	*	53,882	*	–	–	*
Guy Marier	1,000	*	–	*	9,375	*	10,375	*	–	–	*
David A. Thompson	2,100	*	25,000	*	17,734	*	44,834	*	–	–	*
André Tremblay	6,650 (6)	*	25,000	*	19,691	*	51,341	*	–	–	*
Michael Unger	–	*	25,000	*	20,568	*	45,568	*	–	–	*
Dana Yearian	–	*	–	*	–	*	–	*	–	–	*
Jon Bradley	–	*	11,000	*	11,000	*	22,000	*	–	–	*
Allan Firhoj	–	*	0	*	18,837	*	18,837	*	–	–	*
Other executive officers as a group	35,025	*	22,181	*	50,365	*	107,571	*	–	–	*
All of our Directors and executive officers as a group	84,302	*	215,871	*	327,911	*	628,084	*	36,643,000	100	92.0
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	–	*	–	*	–	*	–	*	–	–	*

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation. As of November 1, 2007 the market value of a Subordinate Voting Share was US$6.35.

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

(4)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 34,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(5)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.
(6)	The number of subordinate voting shares held of record by André Tremblay is held by 9104-5559 Québec Inc, a company controlled by Mr. Tremblay.

The following table presents information regarding stock options held as of November 1, 2007 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group and one other executive officer of the Corporation who would have been included within the three most highly compensated executive officers had he been in the employ of the Corporation, or a subsidiary, at the year end.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	25,402 5,080 70,000 50,000 17,942 11,218	$26.00 $22.25 $9.13 $1.58 $4.51 $4.76	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 February 1, 2015 December 6, 2015
Pierre Plamondon	8,700 10,000 5,000 9,240 19,000 20,000 5,383 3,653	$26.00 $45.94 $34.07 $22.25 $9.13 $1.58 $5.13 $4.76	June 29, 2010 September 13, 2010 October 11, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 26, 2014 December 6, 2015
Pierre Marcouiller	2,000 400 17,966 1,037 2,479 12,500 12,500	$26.00 $22.25 $9.13 $12.69 $5.65 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 December 1, 2011 March 1, 2012 September 25, 2012 October 27, 2013
Guy Marier	12,500	$4.65	March 24, 2014
David A. Thompson	2,000 400 15,334 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
André Tremblay	2,000 400 17,291 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
Michael Unger	2,000 400 18,168 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
Dana Yearian	−	−	−
Jon Bradley	5,000 5,000 1,000 1,500 10,000 4,000	$45.94 $22.25 $12.22 $3.19 $3.50 $4.51	September 13, 2010 January 10, 2011 January 3, 2012 January 7, 2013 December 17, 2013 February 1, 2015
Allan Firhoj	10,000 8,000 1,675 1,803	$23.40 $9.13 $5.13 $4.76	March 15, 2011 October 10, 2011 October 26, 2014 December 6, 2015

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Other Executive Officers as a group	900 8,000 4,000 6,180 25,000 15,000 5,000 9,379 2,000 7,726	$26.00 $45.94 $34.07 $22.25 $9.13 $1.58 $3.19 $5.13 $4.51 $4.76	June 29, 2010 September 13, 2010 October 11, 2010 January 10, 2011 October 10, 2011 September 25, 2012 January 7, 2013 October 26, 2014 February 1, 2015 December 6, 2015
Named Executive Officer Not in the Employ of the Corporation at year End
Juan Felipe Gonzalez	−	−	−
____________________________

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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group and one other executive officer of the Corporation who would have been included within the three most highly compensated executive officers had he been in the employ of the Corporation, or a subsidiary, at the year end, as of November 1, 2007.

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–	–	–	13,089 (3)	2.2%	4.69
	–	–	–	21,477 (4)	3.6%	4.76
	–	–	–	25,347 (5)	4.2%	6.02
	–	–	–	29,910 (6)	5.0%	6.28
Pierre Plamondon	–	–	–	3,927 (3)	0.7%	4.69
	–	–	–	30,000 (7)	5.0%	4.69
	–	–	–	6,994 (4)	1.2%	4.76
	–	–	–	8,430 (5)	1.4%	6.02
	–	–	–	4,500 (8)	0.8%	6.02
	–	–	–	9,637 (6)	1.6%	6.28
Pierre Marcouiller	11,935 (9)	17.0%	5.55	–	–	–
Guy Marier	11,935 (9)	17.0%	5.55	–	–	–
David A. Thompson	13,869 (9)	19.8%	5.55	–	–	–
André Tremblay	15,521 (9)	22.1%	5.55	–	–	–
Michael Unger	16,935 (9)	24.1%	5.55	–	–	–
Dana Yearian	–	–	–	5,000 (10)	0.8%	5.16
	–	–	–	6,645 (5)	1.1%	6.02
	–	–	–	7,225 (6)	1.2%	6.28
Jon Bradley	–	–	–	2,000 (11)	0.3%	4.51
	–	–	–	2,500 (12)	0.4%	5.59
	–	–	–	6,122 (6)	1.0%	6.28
Allan Firhoj	–	–	–	2,443 (3)	0.4%	4.69
	–	–	–	10,000 (7)	1.7%	4.69
	–	–	–	4,602 (4)	0.7%	4.76
	–	–	–	6,145 (5)	1.0%	6.02
	–	–	–	15,033 (13)	2.5%	6.42
	–	–	–	7,676 (6)	1.3%	6.28

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Other executive officers as a group	–	–	–	9,023 (3)	1.5%	4.69
	–	–	–	51,500 (7)	8.5%	4.69
	–	–	–	16,708 (4)	2.8%	4.76
	–	–	–	3,250 (12)	0.5%	5.59
	–	–	–	25,235 (5)	4.2%	6.02
	–	–	–	20,500 (8)	3.4%	6.02
	–	–	–	1,750 (13)	0.3%	6.42
	–	–	–	25,597 (6)	4.2%	6.28
All of the directors and executive officers as a group	–	–	–	28,842 (3)	4.7%	4.69
	–	–	–	91,500 (7)	15.2%	4.69
	–	–	–	2,000 (11)	0.3%	4.51
	–	–	–	49,781 (4)	8.3%	4.76
	–	–	–	5,750 (12)	1.0%	5.59
	–	–	–	5,000 (10)	0.8%	5.16
	–	–	–	71,802 (5)	7.7%	6.02
	–	–	–	25,000 (8)	4.1%	6.02
	–	–	–	16,783 (13)	2.8%	6.42
	–	–	–	86,167 (6)	14.3%	6.28
	70,195	100%	5.55	382,265
Named Executive Officer Not in the Employ of the Corporation at year End
Juan-Felipe Gonzalez	–	–	–	Cancelled (14)	−	−
__________________________

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

(6)
Those RSUs will vest on the fifth anniversary date of the grant in October 2007 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(7)	Those RSUs will vest at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005.
(8)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(9)	Those DSUs will vest at the time Director cease to be a member of the Board of the Corporation.
(10)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.
(11)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005.
(12)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006.
(13)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2007.
(14)	In accordance with the terms of the Long-Term Incentive Plan, unvested RSUs that had been attributed to this person were cancelled upon his departure date.

Escrowed Securities

The following table presents information regarding the number of securities of each class of the Corporation held, to our knowledge as of November 1, 2007, in escrow and the percentage outstanding securities of that class.

Designation of Class	Number of Securities held in escrow	Percentage of Class
Subordinate Voting Shares	nil	nil
Multiple Voting Shares	nil	nil

Item 7.    Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as of November 1, 2007 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	36,643,000	100%	Nil	Nil	91.89%
Fiducie Germain Lamonde (3)	1,900,000	5%	Nil	Nil	4.76%
G. Lamonde Investissements Financiers inc. (4)	34,743,000	95%	Nil	Nil	87.13%
Pyramis Global Advisors, LLC (5)	Nil	Nil	3,576,400	11.05%	*
Kern Capital Management, LLC (6)	Nil	Nil	1,855,113	5.73%	*
_____________________

*	Less than 1%
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

(2)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 34,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(3)	Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.
(4)	G. Lamonde Investissements Financiers inc. is a company controlled by Mr. Lamonde.
(5)
As of September 30, 2007, Pyramis Global Advisors, LLC, an indirect wholly-owned subsidiary of FMR Corporation (Fidelity Management and Research Company), is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.

(6)
As of September 30, 2007, Kern Capital Management LLC controls the voting rights attached to this number of subordinate voting shares through relationships with several clients and does not beneficially own directly this number of subordinate voting shares.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

As of November 12, 2007, 32,361,561 subordinate voting shares were outstanding. Approximately 98.5% (31,887,322) of our subordinate voting shares were held in bearer form and the remainder (474,239 subordinate voting shares) was held by 151 record holders.  As of November 12, 2007, we believe approximately 57.5% of our outstanding subordinate voting shares were held in the United States.

B.   Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

We have guaranteed the repayment of a loan granted to an employee by a financial institution for the purchase of our Class “F” shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2006 and November 1, 2006, the total principal amount guaranteed by us was $37,400. As of August 31, 2007 and November 1, 2007, no amount was guaranteed by us.

Except as disclosed in this section, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

Leases

Until September 1, 2004, we had a lease agreement with G. Lamonde Investissements financiers inc., a company controlled by Mr. Germain Lamonde, for premises located at 465 Godin Avenue in Quebec City, Quebec. Until September 1, 2003, there premises were used for our executive and administrative offices which were, since then, moved into a building that we own. For fiscal year 2004, this space was unoccupied. This lease was renewed in December 2001 for five years, with all terms and conditions remaining the same. However, on September 1, 2004, we were released from our obligations under the lease with a final payment of $194,000 (CA$250,000). The annual rent for this lease was CA$144,000.

Location	Square Footage	Annual Rent	Expiry Date
465 Godin	24,000	CA$144,000	November 30, 2006

Based on third-party valuation of the property values, we believe this lease agreement was at prevailing market terms.

Item 8.                      Financial Information

A.   Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Allowance for doubtful accounts

	Years ended August 31,

	2007	2006	2005

Balance – Beginning of year	$451	$352	$510
Addition charged to earnings	42	115	329
Write-offs of uncollectible accounts	(271)	(123)	(23)
Recovery of uncollectible accounts	(16)	(111)	(464)
Business combination	−	218	−

Balance – End of year	$206	$451	$352

Valuation allowance on future income tax assets

	Years ended August 31,

	2007	2006	2005

Balance – Beginning of year	$38,543	$38,406	$32,613
Change in valuation allowance	(28,646)	(1,877)	3,375
Foreign currency translation adjustment	2,595	2,014	2,418

Balance – End of year	$12,492	$38,543	$38,406

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of total sales are as follows:

	Years ended August 31,

	2007		2006		2005

Export Sales	$143,315	94%	$119,486	93%	$90,386	92%
Domestic Sales	$9,619	6	$8,767	7	$6,830	8

	$152,934	100%	$128,253	100%	$97,216	100%

Legal Proceedings

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of our underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and two of our executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against our officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of "focus cases" rather than in all of the 310 cases that have been consolidated.  EXFO’s case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and plan to move for class certification again.

It is not possible to predict whether a settlement that complies with the Second Circuit’s mandate can be negotiated.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2007.

There are no other legal or arbitration proceedings pending or threatened of which we are aware which may have or have had a significant effect on our financial position.

B.   Dividend Policy

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

C.   Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9.                      Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2002 to August 31, 2003	3.63	1.40	5.60	2.30
September 1, 2003 to August 31, 2004	7.09	2.71	9.15	3.75
September 1, 2004 to August 31, 2005	5.51	3.92	6.90	4.92
September 1, 2005 to August 31, 2006	8.69	4.32	9.60	5.15
September 1, 2006 to August 31, 2007	7.57	4.89	8.85	5.55

2006 1st Quarter	5.05	4.32	5.92	5.15
2006 2nd Quarter	6.70	4.39	7.64	5.16
2006 3rd Quarter	8.69	6.44	9.60	7.18
2006 4th Quarter	7.01	4.86	7.80	5.45

2007 1st Quarter	6.13	4.89	6.90	5.55
2007 2nd Quarter	7.48	5.21	8.85	6.05
2007 3rd Quarter	6.94	5.92	7.82	6.70
2007 4th Quarter	7.57	5.94	7.95	6.42

2007 May	6.65	6.01	7.23	6.70
2007 June	7.03	6.60	7.60	7.07
2007 July	7.57	6.83	7.95	7.47
2007 August	7.55	5.94	7.93	6.42
2007 September	7.28	6.61	7.35	6.62
2007 October	7.07	6.17	6.92	5.93
2007 November	6.41	5.86	6.05	5.56
(until November 12)

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

On November 12, 2007, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$6.09 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$5.92 per share.

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

E.   Taxation

United States Taxation

The information set forth below under the caption “United States Taxation” is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption “United States Taxation” deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding subordinate voting shares as part of a hedging, integrated or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their subordinate voting shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, dealers or traders in securities or currencies and holders whose “functional currency” is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled “Canadian Federal Income Tax Considerations” provided below.

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

(d)
a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons as described in Section 7701 (a) (30) of the Code have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

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

The following discussion is based upon:

•	the Code;
•	U.S. judicial decisions;
•	administrative pronouncements;
•	existing and proposed Treasury regulations; and
•	the Canada – U.S. Income Tax Treaty.

Any of the above is subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe here.

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

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividends distributed generally will constitute foreign source “passive income”, or, in the case of certain U.S. Holders, “financial services income”, and, for taxable years beginning after December 31, 2006, such dividends should generally constitute foreign source “passive category income”, or, in the case of certain U.S. Holders, “general category income”. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their U.S. dollar value on the payment date.  The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above.  U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Item 11.                      Qualitative and Quantitative Disclosures about Market Risk

Market Risk

Currency Risk

Our measurement currency is the Canadian dollar. We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last couple of years caused our operating expenses to increase and we incurred foreign exchange loss. Any further increase in the value of the Canadian dollar in the upcoming months will negatively affect our results of operations.

We enter into forward exchange contracts to manage the risk of exchange rate fluctuations between the Canadian and US dollar on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for hedging purposes.

The following table summarizes the forward exchange contracts in effect as at August 31, 2007, classified by expected transaction dates, none of which exceed three fiscal  years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual exchange rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,

	2008	2009	2010

Forward exchange contracts to sell US dollars in exchange for Canadian dollars Contractual amounts	$36,900	$14,200	$1,200
Weighted average contractual exchange rates	1.1295	1.1180	1.1425

Fair Value

The fair value of forward exchange contracts, which represents the amount we would receive to settle the contracts, amounted to an unrecognized gain of $3.4 million as at August 31, 2007 ($5.5 million as at August 31, 2006).

Interest rate and liquidity risks

We are exposed to the impact of interest rate changes and changes in the market values of our short-term investments. We do not use derivative financial instruments for our short-term investments. As at August 31, 2007, our short-term investments consist of commercial paper issued by seven (nine as of August 31, 2006) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. None of these debts instruments are expected to be affected by a liquidity risk; 47% of them are guaranteed by the Government of Canada and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

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

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $451,000 and $206,000 as at August 31, 2006 and 2007, respectively.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

EXFO management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.1

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in Canada, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

[1]
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 20 to our consolidated financial statements included elsewhere in this annual report.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2007.

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

Item 16B.                      Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to our fiscal year 2005 annual report. In March 2005, the Board updated and adopted the following policies:

•	Board of Directors Corporate Governance Guidelines;
•	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
•	Ethics and Business Conduct Policy;
•	Statement of Reporting Ethical Violations (Whistle Blower).

A copy of those policies has been filed respectively as exhibits 11.2 through 11.5 inclusively to our fiscal year 2005 annual report. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

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

Item 16C.                      Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2006 and August 31, 2007, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $247,000 and $190,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2006 and August 31, 2007, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $148,000 and $313,000, respectively for services mainly related to Sarbanes-Oxley Act.

Tax Fees

During the financial years ended August 31, 2006 and August 31, 2007, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $210,000 and $135,000, respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

       Not applicable.

Audit Committee Pre-Approval Policies and Procedures

On September 25, 2002, our audit committee adopted a policy requiring prior approval by the audit committee of the annual audit plan and fees which has been integrated in the Audit Committee Charter (refer to Item 6C for further details on the Audit Committee Charter). In the event any adjustments to audit fees may be required during the course of a financial year, such adjustments shall be approved by the chairman of the audit committee, acting alone, and shall be reported to the full audit committee at its next meeting.

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

During the financial year ended on August 31, 2007, 100% of tax fees were approved by the audit committee pursuant to this policy. During the financial year ended on August 31, 2007, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III.

Item 17.                         Financial Statements

Not Applicable.

Item 18.                         Financial Statements

See pages F-3 to F-40.

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
4.37
Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Consultronics Limited., Andre Rekai, Consultronics Europe Limited, Consultronics Development Kft. and Consultronics Inc. dated January 5, 2006 (incorporated by reference to Exhibit 4.37 of EXFO’s annual report on Form 20-F dated November 23, 2006, File No. 000-30895).

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

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By:               /s/ Germain Lamonde
Name:         Germain Lamonde
Title:           Chairman of the Board, President and Chief Executive Officer

Date:           November 28, 2007.

Exhibit 12.1
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Germain Lamonde, certify that:

1.	I have reviewed this annual report on Form 20-F of EXFO Electro-Optical Engineering Inc. ("EXFO");

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of EXFO as at, and for, the periods presented in this report;

4.
EXFO's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for EXFO and have:

a.
Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to EXFO, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of EXFO's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as at the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in EXFO's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, EXFO's internal control over financial reporting.

5.
EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's board of directors:

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO’s internal control over financial reporting.

Date: November 28, 2007

/s/ Germain Lamonde
Germain Lamonde
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, that:

1.	The annual report of Form 20-F for the year ended August 31, 2007 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:           November 28, 2007.

/s/  Germain Lamonde
Germain Lamonde
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

Exhibit 13.1
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Pierre Plamondon, certify that:

1.	I have reviewed this annual report on Form 20-F of EXFO Electro-Optical Engineering Inc. ("EXFO");

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of EXFO as at, and for, the periods presented in this report;

4.
EXFO's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for EXFO and have:

a.
Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to EXFO, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of EXFO's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as at the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in EXFO's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, EXFO's internal control over financial reporting.

5.
EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's board of directors:

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect EXFO's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in EXFO's internal control over financial reporting.

Date: November 28, 2007

/s/ Pierre Plamondon
Pierre Plamondon, CA
Vice-President Finance
and Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, that:

1.	The annual report of Form 20-F for the year ended August 31, 2007 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:           November 28, 2007.

/s/ Pierre Plamondon
Pierre Plamondon, CA
Vice-President Finance
and Chief Financial Officer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

Report of Independent Auditors

To the Shareholders of
EXFO Electro-Optical Engineering Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of EXFO Electro-Optical Engineering Inc. as of August 31, 2007 and audits of its August 31, 2006 and August 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as of August 31, 2007 and 2006, and the related consolidated statements of earnings, retained earnings and contributed surplus and cash flows for each of the three years in the period ended August 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2007 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statements schedules on the changes in the allowance for doubtful accounts and in the valuation allowance on future income tax assets included in Form 20-F present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Internal control over financial reporting

We have also audited EXFO Electro-Optical Engineering Inc.'s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

/s/PricewaterhouseCoopers LLP
Chartered Accountants

Quebec, Quebec, Canada
October 30, 2007, except as to note 21 which is as of November 5, 2007

EXFO Electro-Optical Engineering Inc.
Consolidated Balance Sheets

(in thousands of US dollars)
	As at August 31,

	2007	2006

Assets

Current assets
Cash	$5,541	$6,853
Short-term investments (notes 8 and 18)	124,217	104,437
Accounts receivable (notes 8 and 18)
Trade	26,699	20,891
Other (note 4)	2,479	2,792
Income taxes and tax credits recoverable (note 15)	6,310	2,201
Inventories (notes 5 and 8)	31,513	24,623
Prepaid expenses	1,391	1,404
Future income taxes (note 16)	7,609	−

	205,759	163,201

Income taxes recoverable	−	476

Property, plant and equipment (notes 6 and 8)	18,117	17,392

Intangible assets (notes 7 and 8)	9,628	10,948

Goodwill (note 7)	28,437	27,142

Future income taxes (note 16)	17,197	−

	$279,138	$219,159
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$22,721	$17,337
Deferred revenue	2,598	1,772
Current portion of long-term debt	−	107

	25,319	19,216

Deferred revenue	3,414	2,632

Government grants (note 15)	−	723

Long-term debt (note 10)	−	354

Future income taxes (note 16)	240	−

	28,973	22,925

Commitments (note 11)

Contingencies (note 12)

Shareholders’ equity

Share capital (note 13)	150,019	148,921
Contributed surplus	4,453	3,776
Retained earnings (note 13)	42,275	−
Cumulative translation adjustment	53,418	43,537

	250,165	196,234

	$279,138	$219,159

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statement of Earnings

(in thousands of US dollars, except share and per share data)
	Years ended August 31,

	2007	2006	2005

Sales (note 19)	$152,934	$128,253	$97,216

Cost of sales (1,2)	65,136	57,275	44,059

Gross margin	87,798	70,978	53,157

Operating expenses
Selling and administrative (1)	49,580	40,298	31,782
Net research and development (1) (notes 15 and 16)	16,668	15,404	12,190
Amortization of property, plant and equipment	2,983	3,523	4,256
Amortization of intangible assets	2,864	4,394	4,836
Impairment of long-lived assets (note 4)	–	604	–
Government grants (note 15)	(1,079)	(1,307)	–
Restructuring and other charges (note 4)	–	–	292

Total operating expenses	71,016	62,916	53,356

Earnings (loss) from operations	16,782	8,062	(199)

Interest and other income	4,717	3,253	2,524
Foreign exchange loss	(49)	(595)	(1,336)

Earnings before income taxes (note 16)	21,450	10,720	989

Income taxes (note 16)
Current	3,741	2,585	2,623
Recognition of previously unrecognized future income tax assets	(24,566)	–	–

	(20,825)	2,585	2,623

Net earnings (loss) for the year	$42,275	$8,135	$(1,634)

Basic and diluted net earnings (loss) per share	$0.61	$0.12	$(0.02)

Basic weighted average number of shares outstanding (000’s)	68,875	68,643	68,526

Diluted weighted average number of shares outstanding (000’s) (note 17)	69,555	69,275	68,526

(1) Stock-based compensation costs included in:
Cost of sales	$118	$127	$143
Selling and administrative	633	701	626
Net research and development	230	204	194

	$981	$1,032	$963

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Retained Earnings (Deficit) and Contributed Surplus

(in thousands of US dollars)

Retained earnings (deficit)

	Years ended August 31,

	2007	2006	2005

Balance – Beginning of year	$–	$(381,846)	$(380,212)

Add (deduct)
Net earnings (loss) for the year	42,275	8,135	(1,634)
Elimination of deficit by reduction of share capital (note 13)	–	373,711	–

Balance – End of year	$42,275	$–	$(381,846)

Contributed surplus

	Years ended August 31,

	2007	2006	2005

Balance – Beginning of year	$3,776	$2,949	$1,986

Add (deduct)
Stock-based compensation costs	973	1,027	963
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 13)	(296)	(200)	–

Balance – End of year	$4,453	$3,776	$2,949

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)
	Years ended August 31,

	2007	2006	2005

Cash flows from operating activities
Net earnings (loss) for the year	$42,275	$8,135	$(1,634)
Add (deduct) items not affecting cash
Discount on short-term investments	(404)	(229)	(302)
Stock-based compensation costs	981	1,032	963
Amortization	5,847	7,917	9,092
Impairment of long-lived assets	–	604	–
Gain on disposal of capital assets	(117)	–	–
Future income taxes	(24,566)	–	–
Deferred revenue	1,299	786	977
Government grants	(752)	(1,307)	–
	24,563	16,938	9,096

Change in non-cash operating items
Accounts receivable	(5,468)	(2,637)	(838)
Income taxes and tax credits	(3,403)	329	6,096
Inventories	(5,456)	(2,287)	(699)
Prepaid expenses	85	79	544
Accounts payable and accrued liabilities	4,105	(144)	(164)

	14,426	12,278	14,035
Cash flows from investing activities
Additions to short-term investments	(807,056)	(673,289)	(585,665)
Proceeds from disposal and maturity of short-term investments	793,435	681,500	574,207
Additions to capital assets	(5,547)	(3,378)	(1,501)
Net proceeds from disposal of capital assets	3,092	–	–
Business combination, net of cash acquired (note 3)	–	(18,054)	–

	(16,076)	(13,221)	(12,959)
Cash flows from financing activities
Repayment of long-term debt	(472)	(415)	(121)
Exercise of stock options	802	557	148
Share issue expenses	–	–	(6)

	330	142	21

Effect of foreign exchange rate changes on cash	8	535	863

Change in cash	(1,312)	(266)	1,960

Cash – Beginning of year	6,853	7,119	5,159

Cash – End of year	$5,541	$6,853	$7,119

Supplementary information
Interest paid	$57	$65	$30
Income taxes paid (recovered)	$3,527	$2,541	$(669)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a comprehensive line of test, measurement and monitoring solutions for the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers integrated test solutions to network service providers, cable operators, system vendors and optical component manufacturers. The Life Sciences and Industrial Division mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics, optoelectronics and medical devices.  EXFO’s products are sold in approximately 70 countries around the world.

2  Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. Foreign exchange gains and losses arising from such translation are included in the cumulative translation adjustment in shareholders’ equity. Cumulative translation adjustment solely consists of such gains and losses.

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Integrated foreign operations

The financial statements of integrated foreign operations are remeasured into the measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market value, in which case, they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings.

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

Short-term investments

Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium. All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost, less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

Term
Land improvements	5 years
Buildings	25 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents existing technology that was acquired in business combinations and that has reached technological feasibility. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and four and ten years for software.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

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

Revenue recognition

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed or determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed or determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

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

As at August 31, 2007, the company had not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and reductions, using enacted or substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

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

Prior to fiscal 2004, no stock-based compensation costs were recognized for employee stock-based compensation. However, the company is required to disclose pro forma information with respect to net earnings (loss) and net earnings (loss) per share as if stock-based compensation costs were recognized in the financial statements for all reporting years using the fair value-based method for unvested outstanding stock options granted prior to September 1, 2003 (note 14).

New accounting standards and pronouncements

To be adopted after fiscal 2007

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. Section 3855 is to be applied retroactively without restatement of prior years' financial statements.  Any adjustment to financial assets and liabilities as at September 1, 2007 will be reflected as an adjustment to retained earnings or accumulated other comprehensive income.  Section 3865 also does not permit restatement of prior year's financial statements.  Any gains or losses on hedge relationships that no longer qualify are to be reflected in retained earnings as at September 1, 2007.  Any gains or losses of hedging instruments are adjusted to retained earnings or the component of accumulated other comprehensive income associated with the hedged items. The company will adopt these new standards on September 1, 2007 and impacts consistent with the adjustments described under note 20 items a) and c) will affect the consolidated financial statements.

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 is the Canadian equivalent to International Financial Reporting Standards (IFRS) 7, “Financial Instruments − Disclosures”, and replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Section 1535 converges with the capital disclosures amendments to International Accounting Standards (IAS) 1, “Presentation of Financial Statements”. Section 1535 applies to all entities regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. The company will adopt these new standards on September 1, 2008, and is currently assessing the effects these new standards will have on its consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories” to harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company will adopt this new standard on September 1, 2008, and is currently assessing the effects this new standard will have on its consolidated financial statements.

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

This acquisition was settled for a total cash consideration valued at $19,093,000 or $18,838,000 net of $255,000 of cash acquired. The purchase price allocation took into account severance expenses of $660,000 (note 4) for the termination of employees of the acquired business, as well as other acquisition-related costs of $822,000.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statements of earnings of the company since January 26, 2006, being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Current assets, net of cash acquired	$5,135
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Loans assumed	(402)
Net identifiable assets acquired	13,731
Goodwill	5,107
Purchase price, net of cash acquired	$18,838

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4  Special Charges

Impairment of long-lived assets

Year ended August 31, 2006

In June 2006, the company entered into an agreement to sell one of its buildings (located in Rochester, NY) along with some equipment, and it recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price of $1,200,000. The sale of these assets was finalized in the fourth quarter of 2006 for the expected net selling price, which was received in November 2006. These assets were related to the Life Science and Industrial Division.

Restructuring and other charges

Year ended August 31, 2005

During fiscal 2004, the company approved a restructuring plan to consolidate the operations of its Life Sciences and Industrial Division, transferring its Rochester, NY, operations mainly to its facilities in Toronto, Canada. This consolidation process, which started in August 2004, was completed during fiscal 2005.

Overall, for that process, the company incurred $2,515,000 in restructuring and other charges, from which $2,033,000 was recorded in fiscal 2004 and the remaining $482,000 was recorded in 2005. The overall costs, which were recorded in the restructuring and other charges in the statements of earnings of the corresponding years, are detailed as follows: $855,000 for severance expenses for the layoff of all employees at the Rochester facilities, $1,261,000 mainly for the impairment of the building in Rochester, and the remaining $399,000 for other expenses such as training and recruiting expenses and transfer of assets.

Finally, in fiscal 2005, the company recorded adjustments of $190,000 to the fiscal 2003 plan because actual charges, mainly for leased equipment, were lower than expected.

The following tables summarize changes in the restructuring charges payable since August 31, 2004:

Year ended August 31, 2007

	Balance as at August 31, 2006	Additions		Payments	Adjustments		Balance as at August 31, 2007
Fiscal 2006 plan
Severance expenses (note 3)	$631	$	−	$(631)	$	−	$	−

Fiscal 2003 plan
Exited leased facilities	60		−	(60)		−		−

Total for all plans (note 9)	$691	$	−	$(691)	$	−	$	−

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Year ended August 31, 2006

	Balance as at August 31, 2005	Additions	Payments	Adjustments	Balance as at August 31, 2006
Fiscal 2006 plan
Severance expenses (note 3)	$–	$660	$(29)	$–	$631

Fiscal 2003 plan
Exited leased facilities	150	–	(90)	–	60

Total for all plans (note 9)	$150	$660	$(119)	$–	$691

Year ended August 31, 2005

	Balance as at August 31, 2004	Additions	Payments	Adjustments		Balance as at August 31, 2005
Fiscal 2004 plan
Severance expenses	$467	$83	$(550)	$	−	$	−
Other	−	399	(399)		−		−
	467	482	(949)		−		−

Fiscal 2003 plan
Severance expenses	109	−	(77)		(32)		−
Exited leased facilities	386	−	(229)		(7)		150
Other	197	−	(46)		(151)		−
	692	−	(352)		(190)		150

Fiscal 2001 plan
Exited leased facilities	10	−	(10)		−		−

Total for all plans	$1,169	$482	$(1,311)		$(190)		$150

5  Inventories

	As at August 31,

	2007	2006

Raw materials	$16,898	$14,353
Work in progress	1,387	1,043
Finished goods	13,228	9,227

	$31,513	$24,623

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6  Property, Plant and Equipment

	As at August 31,

	2007		2006

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$2,265	$1,177	$4,249	$1,082
Buildings	12,300	3,516	14,417	6,262
Equipment	33,184	25,710	33,562	28,263
Leasehold improvements	3,236	2,465	2,788	2,017

	50,985	$32,868	55,016	$37,624
Less:
Accumulated amortization	32,868		37,624

	$18,117		$17,392

As at August 31, 2007, the carrying value of property, plant and equipment, which were in the process of being installed and which were not yet amortized, amounted to $1,488,000.

As at August 31, 2005, 2006 and 2007, unpaid purchases of property, plant and equipment amounted to $111,000, $176,000 and $464,000, respectively.

7  Intangible Assets and Goodwill

	As at August 31,

	2007		2006

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$50,014	$43,298	$47,629	$38,972
Software	8,083	5,171	6,781	4,490

	58,097	$48,469	54,410	$43,462
Less:
Accumulated amortization	48,469		43,462

	$9,628		$10,948

Estimated amortization expense for intangible assets in each of the next five fiscal years will amount to $2,705,000 in 2008, $2,658,000 in 2009, $2,606,000 in 2010, $1,392,000 in 2011 and $196,000 in 2012.

Additions to intangible assets for the years ended August 31, 2005, 2006 and 2007 amounted to $236,000, $9,190,000 and $1,156,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the carrying value of goodwill are as follows:

	As at August 31,

	2007	2006

Balance – Beginning of year	$27,142	$20,370
Addition from business combination (note 3)	−	5,107
Foreign currency translation adjustment	1,295	1,665

Balance – End of year (note 19)	$28,437	$27,142

8  Credit Facilities

The company has a line of credit that provides for advances of up to CA$10,000,000 (US$9,466,000). This line of credit bears interest at prime rate (prime rate in 2006).  As at August 31, 2007, this line of credit was unused.

The company also has another line of credit, which provides for advances of up to CA$4,500,000 (US$4,260,000) for letters of guarantee. As at August 31, 2007, an amount of CA$1,811,000 (US$1,714,000) was reserved from this line of credit (note 12).

Finally, the company has a third line of credit of $12,000,000 for the foreign currency exposure related to its forward exchange contracts. As at August 31, 2007, an amount of $701,000 was reserved from this line of credit.

These lines of credit are renewable annually. Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company are pledged as collateral against these lines of credit.

9  Accounts Payable and Accrued Liabilities

	As at August 31,

	2007	2006

Trade	$11,749	$7,487
Salaries and social benefits	7,929	5,991
Warranty	800	1,006
Commissions	824	835
Restructuring charges (note 4)	−	691
Other	1,419	1,327

	$22,721	$17,337

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the warranty provision are as follows:

	As at August 31,

	2007	2006

Balance – Beginning of year	$1,006	$725
Provision	801	895
Settlements	(1,007)	(645)
Addition from business combination	−	31

Balance – End of year	$800	$1,006

10  Long-Term Debt

	As at August 31,

	2007		2006

Loans collateralized by equipment, bearing interest at 4.9%, fully repaid in fiscal 2007	$	−	$461

Less: Current portion		−	107

	$	−	$354

11  Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through September 2012. As at August 31, 2007, minimum rentals payable under these operating leases in each of the next five years will amount to $2,313,000 in 2008, $2,164,000 in 2009, $2,064,000 in 2010, $1,145,000 in 2011 and $598,000 in 2012. Total commitments for these operating leases amount to $8,327,000.

For the years ended August 31, 2005, 2006 and 2007, rental expenses amounted to $1,370,000, $1,523,000 and $1,847,000, respectively.

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

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval.  The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and plan to move for class certification again.

It is not possible to predict whether a settlement that complies with the Second Circuit’s mandate can be negotiated.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2007.

Letters of guarantee

As at August 31, 2007, in the normal course of its operations, the company had outstanding letters of guarantee for its own selling and purchase requirements in the amount of CA$1,811,000 (US$1,714,000), which expire at various dates through fiscal 2010; these letters of guarantee were reserved from one of the lines of credit (note 8).

13  Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-  one basis, ranking pari passu with subordinate voting shares

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2004:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2004	37,900,000	$1	30,540,483	$521,732	$521,733

Exercise of stock options (note 14)	–	–	71,699	148	148
Redemption of restricted stock awards	–	–	53,592	–	–
Share issue expenses	–	–	–	(6)	(6)

Balance as at August 31, 2005	37,900,000	1	30,665,774	521,874	521,875

Exercise of stock options (note 14)	–	–	182,425	557	557
Redemption of restricted share units (note 14)	–	–	4,770	–	–
Conversion of multiple voting shares into subordinate voting shares	(757,000)	–	757,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	200	200
Elimination of deficit by reduction of share capital (1)	–	–	–	(373,711)	(373,711)

Balance as at August 31, 2006	37,143,000	1	31,609,969	148,920	148,921

Exercise of stock options (note 14)	–	–	250,528	802	802
Redemption of restricted share units (note 14)	–	–	1,064	–	–
Conversion of multiple voting shares into subordinate voting shares	(500,000)	–	500,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	296	296

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019

(1)	On August 31, 2006, upon the approval of the Board of Directors, the company eliminated its deficit against its share capital.

14  Stock-Based Compensation Plans

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles stock options and redeems restricted share units and deferred share units through the issuance of common shares from treasury.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-term incentive plan

In May 2000, the company established a Stock Option Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units. This plan was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire ten years from the date of grant and vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2004:

	Years ended August 31,

	2007		2006		2005

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	2,439,375	$20	2,763,759	$19	2,934,518	$21
Granted	−	−	31,992	6	246,233	6
Exercised	(250,528)	(4)	(182,425)	(4)	(71,699)	(3)
Forfeited	(259,459)	(32)	(173,951)	(18)	(345,293)	(27)

Outstanding – End of year	1,929,388	$21	2,439,375	$20	2,763,759	$19

Exercisable – End of year	1,746,699	$22	1,852,870	$25	1,650,404	$28

The intrinsic value of stock options exercised during fiscal 2005, 2006 and 2007, was CA$214,000 (US$174,000), CA$552,000 (US$481,000) and CA$833,000 (US$743,000), respectively.

The weighted average grant-date fair value of stock options granted during fiscal 2005 and 2006 amounted to CA$5.68, and CA$5.50, respectively.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2007, unrecognized stock-based compensation costs of unvested stock options amounted to $159,000. The weighted average period over which they are expected to be recognized is 1.5 year.

The fair value of stock options granted in fiscal 2005 and 2006 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

	Years ended August 31,

	2006	2005

Risk-free interest rate	3.9%	3.6%
Expected volatility	87%	95%
Dividend yield	Nil	Nil
Expected life	66 months	66 months

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The factors considered in developing assumptions used in the Black-Scholes option valuation model are the following:

The risk-free interest rate is based on the interest rate on Government of Canada bonds for maturities consistent with the expected life of the stock options. The historical volatility of the company’s common shares price is used to establish the expected share price volatility. Finally, the company estimates the expected life of the stock options based on historical data related to employees’ exercise of stock options.

The company is required to make pro forma disclosures of net earnings (loss) and net earnings (loss) per share for any periods included in the financial statements, as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to unvested stock options granted prior to September 1, 2003, and outstanding as at August 31, 2005, 2006 and 2007, the net earnings (loss) per share and the pro forma net earnings (loss) per share would have been the same for all reporting years.

The following table summarizes information about stock options as at August 31, 2007:

	Stock options outstanding				Stock options exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)			(CA$)	(CA$)
$2.50 to $3.36	280,625	$ 2.51	$1,280	5.1 years	280,625	$ 2.51	$1,280	5.1 years
$3.96 to $5.84	429,404	5.11	841	6.7 years	285,133	5.01	587	6.4 years
$6.22 to $9.02	157,316	6.58	116	6.4 years	118,898	6.70	83	6.3 years
$14.27 to $20.00	412,296	15.61	−	4.1 years	412,296	15.61	−	4.1 years
$29.70 to $43.00	468,926	36.36	−	3.2 years	468,926	36.36	−	3.2 years
$51.25 to $68.17	143,391	66.58	−	3.0 years	143,391	66.58	−	3.0 years
$83.66	37,430	83.66	−	3.0 years	37,430	83.66	−	3.0 years

	1,929,388	$20.78	$2,237	4.7 years	1,746,699	$ 22.38	$1,950	4.4 years

Restricted Share Units (RSUs)

RSUs are “phantom” shares that rise and fall in value based on the value of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date, being the required period of service from employees. RSUs granted under the plan expire at the latest ten years from the date of grant. Fair value of RSUs equals the market price of the common shares on the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes RSUs activity since January 2005:

	Years ended August 31,

	2007	2006	2005

Outstanding – Beginning of year	327,877	176,185	–
Granted	219,002	173,803	176,185
Redeemed	(1,064)	(4,770)	–
Forfeited	(57,800)	(17,341)	–

Outstanding – End of year	488,015	327,877	176,185

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

None of the RSUs outstanding as at August 31, 2005, 2006 and 2007, were redeemable. As at August 31, 2007, the weighted average remaining contractual life of the outstanding RSUs was 8.5 years. The weighted average grant-date fair value of RSUs granted during fiscal 2005, 2006 and 2007 amounted to CA$5.72, CA$6.18 and CA$7.48, respectively.

As at August 31, 2007, the intrinsic value of RSUs outstanding was CA$3,450,000 (US$3,266,000).

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2007, unrecognized stock-based compensation costs of unvested RSUs amounted to $1,843,000. The weighted average period over which they are expected to be recognized is 3.4 years.

Deferred share unit plan

In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member will cease to be Director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity since January 2005:

	Years ended August 31,

	2007	2006	2005

Outstanding – Beginning of year	43,290	23,734	–
Granted	21,428	19,556	23,734

Outstanding – End of year	64,718	43,290	23,734

None of the DSUs outstanding as at August 31, 2005, 2006 and 2007 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2005, 2006 and 2007 amounted to CA$5.50, CA$6.56 and CA$7.00.

As at August 31, 2007, the intrinsic value of DSUs outstanding was CA$458,000 (US$433,000).

Stock appreciation rights plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant and vest over a four-year period, being the required period of service from employees, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock appreciation rights activity since August 31, 2004:

	Years ended August 31,

	2007		2006		2005

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	24,500	$11	19,000	$12	13,000	$16
Granted	5,200	6	5,500	6	6,000	4
Forfeited	(2,000)	(2)	–	–	–	–

Outstanding – End of year	27,700	$11	24,500	$11	19,000	$12

Exercisable – End of year	13,875	$15	11,000	$18	7,500	$24

The following table summarizes information about stock appreciation rights as at August 31, 2007:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$4.51 to $6.50	22,700	7.9 years	8,875
$22.25	2,500	3.4 years	2,500
$45.94	2,500	3.0 years	2,500

	27,700	6.6 years	13,875

15  Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2007	2006	2005

Gross research and development expenses	$25,201	$19,488	$15,878
Research and development tax credits and grants	(5,371)	(4,084)	(3,688)
Recognition of previously unrecognized research and development tax credits (note 16)	(3,162)	–	–

	$16,668	$15,404	$12,190

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Government grants

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2,220,000 over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company had deferred in the balance sheet CA$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted the company with its final approval and the company recorded CA$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount claimed by the company under this program, a sum of CA$1,142,000 (US$1,079,000) was deferred in the balance sheet until the company received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted the company with its final approval, and the company recorded CA$1,142,000 (US$1,079,000) in the earnings from operations in the statement of earnings of fiscal 2007.

Following is a summary of the classification of these and certain other grants and credits (government grants) in the statements of earnings of the reporting years:

	Years ended August 31,

	2007	2006	2005

Cost of sales	$186	$262	$89
Selling and administrative	$11	$76	$32
Net research and development	$9	$4	$22
Government grants	$1,079	$1,307	$–

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 2% (1% prior to June 2005) of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2005, 2006 and 2007, amounted to CA$221,000 (US$179,000), CA$363,000 (US$316,000) and CA$470,000 (US$419,000), respectively.

•	401K plan

The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2005, 2006 and 2007, the company recorded cash contributions and expenses totaling $134,000, $126,000 and $166,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

16  Income Taxes

During fiscal 2003, following the downturn in the telecommunications industry, the company recorded a full valuation allowance on its future income tax assets in every applicable tax jurisdictions and we wrote off non-refundable research and development tax credits because it was more likely than not that these assets would not be realized.

On an ongoing basis, the company reviews available positive and negative evidences to evaluate the recoverability of its future income tax assets and deferred non-refundable research and development tax credits.

During fiscal 2007, after reviewing both available positive and negative evidences, and because the company is in a cumulative profit position in the parent company (Canadian federal and provinces level) and in one of its subsidiaries, located in the United States, and also because the company expects to generate sufficient taxable income in future years, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of the company’s future income tax assets in the United States would be realizable. Consequently, it reversed a portion of its valuation allowance against future income tax assets in the amount of $24,566,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $3,162,000 (note 15). Future income tax assets recognized in 2007 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings.

However, in the United States (federal level), based on available positive and negative evidences as well as the level and the nature of cumulative profits, the company maintained a valuation allowance of $7,568,000 on a portion of its future income tax assets in this tax jurisdiction because it is more likely than not that these assets will not be recovered. These future income tax assets consist of deferred operating losses; some of these losses expire between 2022 and 2026, while others can be carried forward indefinitely against future years’ taxable income.

In other tax jurisdictions where the company has future income tax assets, the company is still in a cumulative loss position and available negative evidences outweigh positive evidences. For these tax jurisdictions, the company maintains a full valuation allowance against its future income tax assets. As at August 31, 2007, the valuation allowance recorded by the company for these tax jurisdictions amounted to $4,924,000 and mainly relates to deferred operating losses, which expire at various dates over the next 20 years.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2007	2006	2005

Income tax provision at combined Canadian federal and provincial statutory tax rate (32% in 2007 and 2006 and 31% in 2005)	$6,864	$3,430	$307

Increase (decrease) due to:
Foreign income taxed at different rates	(12)	(85)	(580)
Non-taxable income	(109)	(207)	(827)
Non-deductible expenses	692	527	784
Tax deductions	–	–	(81)
Change in tax rates	105	497	–
Foreign exchange effect of translation of foreign integrated subsidiaries	45	61	(209)
Other	236	239	(146)
Recognition of previously unrecognized future income tax assets	(24,566)	–	–
Utilization of previously unrecognized future income tax assets	(4,080)	(1,877)	–
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	–	–	3,375

	$(20,825)	$2,585	$2,623
The income tax provision consists of the following:
Current
Canadian	$3,568	$2,573	$2,513
Other	173	12	110

	3,741	2,585	2,623
Future
Canadian	3,726	2,687	(1,445)
United States	428	(601)	(1,723)
Other	(74)	(209)	(207)

	4,080	1,877	(3,375)

Valuation allowance
Canadian	(23,092)	(2,687)	1,445
United States	(5,628)	601	1,723
Other	74	209	207

	(28,646)	(1,877)	3,375
	(24,566)	–	–

	$(20,825)	$2,585	$2,623
Details of the company’s income taxes:
Earnings (loss) before income taxes
Canadian	$19,634	$13,202	$3,092
United States	1,059	(2,103)	(953)
Other	757	(379)	(1,150)
	$21,450	$10,720	$989

Except for the reversal of the valuation allowance recorded in fiscal 2007, most of the company’s income tax provision for fiscal 2005, 2006 and 2007 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2007	2006

Future income tax assets
Long-lived assets	$4,304	$4,453
Provisions and accruals	6,257	7,315
Deferred revenue	1,005	486
Share issue expenses	106	531
Research and development expenses	10,422	8,527
Losses carried forward	17,230	18,118

	39,324	39,430
Valuation allowance	(12,492)	(38,543)

	26,832	887

Future income tax liabilities
Research and development tax credits	(2,026)	(887)
Provisions and accruals	(240)	–

	(2,266)	(887)

Future income tax assets, net	$24,566	$–

As at August 31, 2007, the company had available operating and capital losses in several tax jurisdictions, against which a valuation allowance of $10,663,000 was recorded. The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provinces	and Other

2008	$1,230	$869	$–
2009	2,845	162	–
2010	4,663	176	–
2014	177	84	–
2015	1,181	1,181	–
2022	–	–	3,795
2023	–	–	7,499
2024	–	–	4,564
2025	–	–	5,217
2026	1,081	1,081	2,308
2027	1,103	1,103	–
Indefinite	1,523	1,855	17,610

	$13,803	$6,511	$40,993

As at August 31, 2007, in addition to operating and capital losses, the company had available research and development expenses in Canada amounting to $47,717,000 at the federal level and $9,352,000 at the provinces level, against which a valuation allowance of $1,331,000 was recorded. These expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, as at August 31, 2007, the company had non-refundable research and development tax credits at the Canadian federal level in the amount of $3,815,000 that can be carried forward against future years’ income taxes payable over the next 20 years. As at August 31, 2007, from this amount, $653,000 was not recorded in the financial statements.

17  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2007	2006	2005

Basic weighted average number of shares outstanding (000’s)	68,875	68,643	68,526
Plus dilutive effect of:
Stock options (000’s)	448	502	422
Restricted share units (000’s)	179	99	8
Deferred share units (000’s)	53	31	8
Restricted stock awards (000’s)	−	−	17

Diluted weighted average number of shares outstanding (000’s)	69,555	69,275	68,981

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,207	1,628	1,962

The diluted net loss per share for the year ended August 31, 2005, was the same as the basic net loss per share since the dilutive effect of stock options, restricted share units, deferred share units and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive.  Accordingly, the diluted net loss per share for this year was calculated using the basic weighted average number of shares outstanding.

18  Financial Instruments

Short-term investments

Short-term investments consist of the following:

	As at August 31,

	2007	2006

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 3.98% to 4.67% in 2007 and 3.92% to 4.31% in 2006, maturing on different dates between September 2007 and January 2008 in fiscal 2007, and September 2006 and January 2007 in fiscal 2006	$124,217	$104,437

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value

Cash, accounts receivable, accounts payable and accrued liabilities as well as long-term debt, are financial instruments whose carrying values approximate their fair values.

The fair value of short-term investments, based on market value, amounted to $104,437,000 and $124,217,000 as at August 31, 2006 and 2007, respectively.

The fair value of forward exchange contracts, which represents the amount that the company would receive to settle the contracts, amounted to unrecognized gains of $5,451,000 and $3,422,000 as at August 31, 2006 and 2007, respectively. The carrying value of these contracts amounted to $555,000 as at August 31, 2007.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company’s short-term investments consist of debt instruments issued by seven (nine in 2006) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a liquidity risk and 47% of them are guaranteed by the Government of Canada. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $451,000 and $206,000 as at August 31, 2006 and 2007, respectively.

Interest rate risk

As at August 31, 2007, the company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing
Short-term investments	As described above
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Forward exchange contracts

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, the majority of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2006 and 2007, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2006
September 2006 to August 2007	$37,000	1.1676
September 2007 to June 2009	26,800	1.1261
As at August 31, 2007
September 2007 to August 2008	$36,900	1.1295
September 2008 to December 2009	15,400	1.1199

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

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

The following tables present information by segment:

	Year ended August 31, 2007

	Telecom Division	Life Sciences and Industrial Division		Total

Sales	$129,839		$23,095	$152,934
Earnings from operations	$13,132		$3,650	$16,782
Unallocated items:
Interest and other income				4,717
Foreign exchange loss				(49)

Earnings before income taxes				21,450
Income taxes				(20,825)

Net earnings for the year				$42,275

Recognition of previously unrecognized research and development tax credits (note 15)	$(3,162)	$	−	$(3,162)

Government grants (note 15)	$(1,079)	$	−	$(1,079)

Amortization of capital assets	$5,557		$290	$5,847

Stock-based compensation costs	$886		$95	$981

Capital expenditures	$5,424		$123	$5,547

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at August 31,

	2007	2006

Telecom Division	$109,065	$93,853
Life Sciences and Industrial Division	9,199	11,339
Unallocated assets	160,874	113,967

	$279,138	$219,159

Unallocated assets consist of cash, short-term investments, income taxes and tax credits recoverable and future income taxes.

Carrying value of goodwill by reportable segment is detailed as follows:

	As at August 31,

	2007	2006

Telecom Division	$23,622	$22,545
Life Sciences and Industrial Division	4,815	4,597

	$28,437	$27,142

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2007	2006	2005

United States	$73,679	$59,457	$56,282
Canada	9,619	8,767	6,830
Latin America	7,592	8,380	3,127

Americas	90,890	76,604	66,239
Europe-Middle East-Africa	41,270	32,379	19,396
Asia-Pacific	20,774	19,270	11,581

	$152,934	$128,253	$97,216

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2005, 2006 and 2007, one customer represented more than 10% of sales with 23.3% of sales ($22,629,000) in fiscal 2005, 13.8% of sales ($17,706,000) in 2006 and 14.7% of sales ($22,480,000) in 2007. For fiscal 2005, 2006 and 2007, this customer purchased from the Telecom Division.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-lived assets by geographic region are detailed as follows:

	As at August 31,
	2007			2006
	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$16,434	$9,580	$24,801	$17,364	$10,690	$23,670
United States	13	21	3,636	28	258	3,472
China	1,670	27	–	–	–	–

	$18,117	$9,628	$28,437	$17,392	$10,948	$27,142

20  United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences in measurement and disclosure between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

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

			Years ended August 31,

			2007	2006	2005

Net earnings (loss) for the year in accordance with Canadian GAAP			$42,275	$8,135	$(1,634)
Unrealized losses on available-for-sale securities	a	)	55	–	–
Stock-based compensation costs related to stock appreciation rights	b	)	(73)	–	–
Unrealized losses on forward exchange contracts	c	)	–	–	(1,286)

Net earnings (loss) for the year in accordance with U.S. GAAP			42,257	8,135	(2,920)

Other comprehensive income (loss)

Foreign currency translation adjustment			9,218	12,322	15,669
Unrealized losses on available-for-sale securities	a	)	(55)	–	–
Unrealized gains (losses) on forward exchange contracts	c	)	(1,548)	5,394	2,313
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	c	)	(1,039)	(2,880)	(65)
Future income taxes on unrealized gains on forward exchange contracts	d	)	(916)	–	–
Comprehensive income			$47,917	$22,971	$14,997

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP			$0.61	$0.12	$(0.04)

Basic weighted average number of shares outstanding (000’s)			68,875	68,643	68,526
Diluted weighted average number of shares outstanding (000’s)			69,555	69,275	68,526

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Refer to the corresponding explanatory note in the Reconciliation Items section.

			As at August 31,

			2007	2006	2005

Shareholders’ equity in accordance with Canadian GAAP			$250,165	$196,234	$173,400
Forward exchange contracts	c	)	2,864	5,451	2,937
Goodwill	e	)	(12,697)	(11,908)	(11,042)
Future income tax assets	d	)	(916)	–	–
Stock appreciation rights	b	)	(73)	–	–

Shareholders’ equity in accordance with U.S. GAAP			$239,343	$189,777	$165,295

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2004:

	Share capital	Contributed surplus	Deficit	Deferred stock-based compensation costs		Other capital	Accumulated other comprehensive income	Shareholders’ equity

Balance as at August 31, 2004	$596,309	$1,537	$(464,159)		$(939)	$4,669	$11,877	$149,294

Net loss for the year	−	−	(2,920)		−	−	−	(2,920)
Stock-based compensation costs	1,213	−	−		(776)	425	−	862
Foreign currency translation adjustment	−	−	−		−	−	15,669	15,669
Unrealized gains on forward exchange contracts	−	−	−		−	−	2,248	2,248
Exercise of stock options (note 13)	148	−	−		−	−	−	148
Share issue expenses (note 13)	(6)	−	−		−	−	−	(6)

Balance as at August 31, 2005	597,664	1,537	(467,079)		(1,715)	5,094	29,794	165,295

Net earnings for the year	−	−	8,135		−	−	−	8,135
Stock-based compensation costs	−	−	−		−	954	−	954
Reclassification upon adoption of SFAS 123(R)	−	−	−		1,715	(1,715)	−	−
Foreign currency translation adjustment	−	−	−		−	−	12,322	12,322
Unrealized gains on forward exchange contracts	−	−	−		−	−	2,514	2,514
Exercise of stock options (note 13)	557	−	−		−	−	−	557
Reclassification of stock-based compensation costs upon exercise of stock awards (note 13)	200	−	−		−	(200)	−	−

Balance as at August 31, 2006	598,421	1,537	(458,944)		−	4,133	44,630	189,777

Net earnings for the year	−	−	42,257		−	−	−	42,257
Stock-based compensation costs	−	−	−		−	847	−	847
Foreign currency translation adjustment	−	−	−		−	−	9,218	9,218
Unrealized losses on available-for-sale securities	−	−	−		−	−	(55)	(55)
Unrealized losses on forward exchange contracts	−	−	−		−	−	(2,587)	(2,587)
Future income taxes on unrealized gains on forward exchange contracts	−	−	−		−	−	(916)	(916)
Exercise of stock options (note 13)	802	−	−		−	−	−	802
Reclassification of stock-based compensation costs upon exercise of stock awards (note 13)	296	−	−		−	(296)	−	−

Balance as at August 31, 2007	$599,519	$1,537	$(416,687)	$	−	$4,684	$50,290	$239,343

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income consists of the following:

			As at August 31,

			2007	2006	2005

Foreign currency translation adjustment
Current year			$9,218	$12,322	$15,669
Cumulative effect of prior years			39,179	26,857	11,188

			48,397	39,179	26,857
Unrealized losses on available-for-sale securities	a	)
Current year			(55)	−	−

Unrealized gains on forward exchange contracts	c	)
Current year			(2,587)	2,514	2,248
Cumulative effect of prior years			5,451	2,937	689

			2,864	5,451	2,937
Future income taxes on unrealized gains on forward exchange contracts	d	)
Current year			(916)	−	−

			$50,290	$44,630	$29,794

Statements of cash flows

For the years ended August 31, 2005, 2006 and 2007, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Short-term investments

Under U.S. GAAP, short-term investments would be classified as “available-for-sale securities” and carried at their fair value and any changes in their fair value would be reflected in other comprehensive income. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and any unrealized loss is reflected in the statements of earnings.

b)	Stock-based compensation costs related to stock appreciation rights

Under U.S. GAAP, stock-based compensation costs related to stock appreciation rights must be measured using the fair value-based method at the end of each period. The company uses the Black-Scholes options valuation model to measure the fair value of its stock appreciation rights, based on the same assumptions than those used for stock options. Changes in the fair value of these awards must be charged to earnings. Under Canadian GAAP, stock appreciation rights are measured using the intrinsic value method, based on the market price of the common shares at the end of each period, and changes in the intrinsic value of these awards are charged to earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

c)	Forward exchange contracts

The forward exchange contracts entered into by the company prior to September 1, 2003, did not qualify for hedge accounting treatment under Statement of Financial Accounting Standard  (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities”; accordingly, changes in the fair value of these derivatives were recorded in earnings. However, since September 1, 2003, the company has been maintaining the documentation for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting.

Consequently, under U.S. GAAP, the forward exchange contracts entered into by the company after September 1, 2003 qualify for hedge accounting treatment and are recorded at fair value in the balance sheet and changes in their fair value are reported in other comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

Under Canadian GAAP, foreign exchange contracts qualifying for hedge accounting are not recognized on the balance sheet and foreign exchange translation gains and losses on these contracts are only recognized as an adjustment of the revenue when the corresponding hedged sales are recorded.

Based on the portfolio of forward exchange contracts as at August 31, 2007, the company estimates that the portion of the unrealized gains on forward exchange contracts as of August 31, 2007, which will be realized and reclassified from other comprehensive income to net earnings over the next fiscal year amounts to $2,514,000.

d)	Future income taxes

In fiscal 2007, considering the effect of the adjustments described in item c), future income tax assets would have been $916,000 lower than under Canadian GAAP.

e)	Goodwill

Under U.S. GAAP, until the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability prior to the adoption of SFAS 142 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets.

Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

This created a permanent difference in the carrying value of goodwill under Canadian GAAP and U.S. GAAP

f)	Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $2,169,000, $2,546,000 and $6,639,000 for fiscal 2005, 2006 and 2007, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

g)	Elimination of deficit by reduction of share capital

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

h)	New accounting standards and pronouncements

Adopted in fiscal 2006

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

Adopted in fiscal 2007

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. The company adopted this new statement on September 1, 2006, and its adoption had no effect on its consolidated financial statements.

To be adopted after fiscal 2007

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company will adopt this interpretation on September 1, 2007, and its adoption is not expected to have significant impacts on its consolidated financial statements.

On September 15, 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and has not yet assessed the impact its adoption will have on its consolidated financial statements.

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007, but the company has not yet determined if it will adopt this statement, nor the impact it might have on its financial statements. Should the company decide to adopt SFAS 159, it will be adopted on September 1, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

21    Subsequent Event

On November 5, 2007, the Board of Directors of the company approved a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% of the company’s public float (as defined by the Toronto Stock Exchange), or 2,869,585 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid will start on November 8, 2007, and end on November 7, 2008, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased by the company under the bid will be canceled.