Form 20-F
period 2008-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2008-11-26
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2008; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ________ to ________; or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from September 1, 2007 to August 31, 2008

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

None

As of November 3, 2008, the registrant had 30,606,791 Subordinate Voting Shares outstanding.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the ☐ International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

    Item 11.          Qualitative and Quantitative Disclosures about Market Risk

    Item 12.          Description of Securities Other than Equity Securities

PART II.

    Item 13.          Defaults, Dividends Arrearages and Delinquencies

    Item 14.          Material Modifications to the Rights of Security Holders and User of Proceeds

    Item 15.          Controls and Procedures

    Item 16.          [Reserved]

    Item 16A.       Audit Committee Financial Expert

    Item 16B.       Code of Ethics

    Item 16C.       Principal Accountant Fees and Services

    Item 16D.       Exemptions from the Listing Standards for Audit Committee

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

A.   Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2004 and 2005 and the consolidated balance sheets data as at August 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements not included in this annual report.  The consolidated statements of earnings data for each of the three years ended August 31, 2006, 2007 and 2008 and the consolidated balance sheets data as at August 31, 2007 and 2008 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 19 to our consolidated financial statements included elsewhere in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future periods.

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects” of this annual report.

	Years ended August 31,
	2008	2007	2006	2005	2004
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Amounts under Canadian GAAP
Sales	$183,790	$152,934	$128,253	$97,216	$74,630
Cost of sales (1)	75,624	65,136	57,275	44,059	34,556
Gross margin	108,166	87,798	70,978	53,157	40,074

Operating expenses
Selling and administrative	61,153	49,580	40,298	31,782	25,890
Net research and development	26,867	16,668	15,404	12,190	12,390
Amortization of property, plant and equipment	4,292	2,983	3,523	4,256	4,935
Amortization of intangible assets	3,871	2,864	4,394	4,836	5,080
Impairment of long-lived assets	−	−	604	−	620
Government grants	−	(1,079)	(1,307)	−	−
Restructuring and other charges	−	−	−	292	1,729
Total operating expenses	96,183	71,016	62,916	53,356	50,644
Earnings (loss) from operations	11,983	16,782	8,062	(199)	(10,570)
Interest income	4,639	4,717	3,253	2,524	1,438
Foreign exchange gain (loss)	442	(49)	(595)	(1,336)	(278)
Earnings (loss) before income taxes and extraordinary gain	17,064	21,450	10,720	989	(9,410)
Income taxes	1,676	(20,825)	2,585	2,623	(986)
Earnings (loss) before extraordinary gain	15,388	42,275	8,135	(1,634)	(8,424)
Extraordinary gain	3,036	−	−	−	−
Net earnings (loss) for the year	$18,424	$42,275	$8,135	$(1,634)	$(8,424)
Basic and diluted earnings (loss) before extraordinary gain per share	$0.22	$0.61	$0.12	$(0.02)	$(0.13)
Basic and diluted earnings (loss) per share	$0.27	$0.61	$0.12	$(0.02)	$(0.13)
Basic weighted average number of shares used in per share calculations (000’s)	68,767	68,875	68,643	68,526	66,020
Diluted weighted average number of shares used in per share calculations (000’s)	69,318	69,555	69,275	68,981	66,615
Other consolidated statements of earnings data:
Gross research and development	$32,454	$25,201	$19,488	$15,878	$15,668
Net research and development	$26,867	$16,668	$15,404	$12,190	$12,390
Amounts under U.S. GAAP
Net earnings (loss) for the year	$18,424	$42,257	$8,135	$(2,920)	$(9,571)
Basic and diluted net earnings (loss) per share	$0.27	$0.61	$0.12	$(0.04)	$(0.14)
Basic weighted average number of shares used in per share calculations (000’s)	68,767	68,875	68,643	68,526	66,020
Diluted weighted average number of shares used in per share calculations (000’s)	69,318	69,555	69,275	68,981	66,615

	As at August 31,
	2008	2007	2006	2005	2004
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Amounts under Canadian GAAP
Cash	$5,914	$5,541	$6,853	$7,119	$5,159
Short-term investments	81,626	124,217	104,437	104,883	83,969
Total assets	293,066	279,138	219,159	190,957	172,791
Long-term debt (excluding current portion)	−	−	354	198	332
Share capital	142,786	150,019	148,921	521,875	521,733
Shareholders’ equity	$259,515	$250,165	$196,234	$173,400	$157,327
Amounts under U.S. GAAP
Cash	$5,914	$5,541	$6,853	$7,119	$5,159
Short-term investments	81,626	124,217	104,437	104,883	83,969
Total assets	280,426	268,389	212,702	182,852	164,758
Long-term debt (excluding current portion)	−	−	354	198	332
Share capital	568,917	599,519	598,421	597,664	596,309
Shareholders’ equity	$246,802	$239,343	$189,777	$165,295	$149,294

(1)	The cost of sales is exclusive of amortization, shown separately.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.

The market for our primary business activity ─ namely designing, manufacturing, marketing and selling telecommunications test, measurement and service assurance equipment ─ is rapidly evolving and is marked by intense competition and technical innovation. Likewise, the market for our selected life sciences and industrial solutions is very competitive. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for telecommunications test, measurement and service assurance equipment as well as for life sciences and industrial solutions might evolve in response to technical innovations and economic conditions. Achieving a compound annual growth rate of 20% for sales in the next three years, as defined in our new corporate performance metrics, will largely depend on our ability to gain market share by increasing sales of current products at existing accounts, expanding into new accounts, introducing new products and product enhancements, and exploiting new market opportunities.

During the past few years, the telecommunications test, measurement and service assurance industry has witnessed consolidation. Danaher Corporation acquired Tektronix, Inc., in November 2007. Anritsu Corporation acquired NetTest A/S in August 2005 and JDS Uniphase Corporation (JDSU) completed its acquisition of Acterna Corporation during the same month. Agilent Technologies Inc. divested itself of its semiconductor division to refocus its efforts on test and measurement. With the exception of JDSU (which also sells optical components), these competitors are global test, measurement and service assurance vendors who complement their broad range of products with telecommunications test, measurement and service assurance equipment. Similarly, Spirent plc. and Yokagawa are global test, measurement and service assurance vendors who compete against us. Other competitors, such as Digital Lightwave Inc., Fluke Networks and Tektronix, operating divisions within Danaher Corporation, IXIA, Sunrise Telecom Inc., and VeEX Inc. compete against us in separate niche markets. Some competitors in both groups may have greater financial, technical and/or marketing resources than us. Consequently, they may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products in order to capture market share.

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

Most of our sales are denominated in currencies other than the Canadian dollar (principally US dollars and Euros). However, a large portion of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, even though we manage to some extent our exposure to currency risks with forward-exchange contracts and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar and Euro on the other. For example, the average exchange rate of the Canadian dollar versus the US dollar was 1.0071 in fiscal 2008 compared to 1.1215 in 2007. During the period from September 1, 2008 to October 31, 2008, the Canadian dollar fluctuated significantly, mainly due to the turmoil in financial markets. Any increase in the value of the Canadian dollar relative to other currencies, especially the US dollar, and any variance between the value of the Canadian dollar and the contractual rate of our forward-exchange contracts, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

Our business may be adversely affected by unfavorable general economic and market conditions

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. During fiscal 2008, a weaker global macro-economic environment prompted many network service providers to carefully scrutinize their capital expenditures. Even if network service providers (“NSPs”) reduce their capital expenditures amidst a challenging environment, we believe that it will accelerate the fundamental shift in their capital spending budgets from legacy to next-generation, IP networking as the latter maximizes revenue-generating services and reduces operating costs. We believe that we are very well positioned to enable the deployment of next-generation, IP-based networks. It should be noted, however, that the turmoil in financial markets has rendered it more difficult for NSPs to secure financing for their deployments. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. If there is a recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

One of our customers has accounted for a high percentage of our sales in the past several years, and any adverse factor affecting this customer or our relationship with this customer could cause our sales to decrease.

A Tier-1 carrier in the US accounted for 7.4% of our sales in fiscal 2008, 14.7% in fiscal 2007, 13.8% in 2006 and 23.3% in 2005. Although we have reduced our exposure to this customer in recent years, we may not be able to offset lower sales at this particular account in the future. Even if this customer has a supply contract with us, it could change its purchasing practice, force us to renegotiate prices and is not obligated to purchase a specific amount of products from us or provide us with binding purchase forecasts for any period. In addition, our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalties.

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

We continue to implement measures to protect our gross margin, despite the negative impact of the exchange rate between US and Canadian currencies. In addition, since September 2007, we began transferring and ramping the manufacturing of our higher-volume, lower-complexity telecom products at a wholly-owned production facility in Shenzhen, China, with a goal of lowering our production costs. However, increased competitiveness in the telecommunications test, measurement and service assurance industry will likely result in continuing downward pressure on average selling prices, which may in turn negatively affect our gross margins. Pricing pressure can result from a number of factors such as:

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

We made two strategic acquisitions in fiscal 2008, namely of Navtel Communications and Brix Networks, and we intend to continue making acquisitions of businesses, products and technologies as part of our overall growth strategy. In the event of any future acquisition, we could:

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

For the fiscal year ended August 31, 2008, customers outside of the United States and Canada accounted for 49.0% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

In the third quarter of fiscal 2007, we established a software development center in Pune, India, to supplement the efforts of our R&D centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, and since the third quarter of fiscal 2008, Boston, United States. We also began manufacturing high-volume, low-complexity telecom products at our wholly-owned production facility in Shenzhen, China, in the first quarter of fiscal 2008 with the goal of lowering our manufacturing costs.

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

We devise a three-year strategic business plan, which is prepared by management and approved by our Board of Directors. This strategic plan, reviewed by management on a regular basis, is mainly based on market research and analysis related to future market trends and demands. In our strategic plan, we have made and will continue to make judgments based on our analysis of future market trends and requirements. These decisions may involve substantial investments in the development of new product lines, diversification of our business on a geographic basis, as well as expansion into new market segments — either organically or through acquisitions. We may make misjudgments in our strategic planning that could have material adverse effects on our business, results of operations and financial condition.

Our quarterly revenues and operating results are subject to significant fluctuations and you should not rely on them as an indication of our future performance.

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future, especially following the acquisition of Brix Networks (renamed EXFO Service Assurance Inc.). EXFO Service Assurance Inc. offers service assurance systems that monitor next-generation, converged IP networks. Given that these systems are more complex and mission-critical than traditional test equipment, the orders are much larger and the sales cycles are relatively longer.

In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include:

•	length of the product sales cycle for certain products, especially those that are higher priced and more complex;
•	timing of product launches and market acceptance of new products for us as well as our competitors;
•	our ability to sustain product volumes and high levels of quality across all product lines;
•	timing of shipments for large orders;
•	effect of seasonality on sales and bookings; and
•	losing key accounts and not successfully developing new ones.

Our sales and operating results could also be affected by the following factors, some of which we have little or no control over:

•	fluctuating demand for telecommunications test, measurement and service assurance equipment as well as life sciences and industrial solutions;
•
changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;

•	order cancellations or rescheduled delivery dates;

•	pricing changes by our competitors or suppliers;
•	customer bankruptcies and difficulties in collecting accounts receivable;
•	restructuring and impairment charges;
•	foreign exchange rate fluctuations, as a portion of our operating expenses are denominated in Canadian dollars; and
•	general economic conditions, including a slowdown or recession.

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

The industries that we target are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead-time. The success of our new product introductions will depend on several factors, including our ability to:

•	properly identify and anticipate customer needs;
•	innovate and develop new products;
•	gain timely market acceptance for new products;
•	manufacture and deliver our new products on time, in sufficient volume and with adequate quality;
•	price our products competitively;
•	continue investing in our research and development programs; and
•	anticipate competitors’ announcements of new products.

Failure to do the above could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

Our intellectual property and proprietary technology are important to the continued success of our business. Our failure to protect this proprietary technology may significantly impair our competitive position.

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold 41 actively-maintained granted patents from the United States (including one “design” patent), seven from Canada, four from Germany (including one "Utility Model"), four from the United Kingdom, three from France, and two from China. In addition, EXFO has twenty US patent applications in process, eleven Canadian patents applications in process, three European applications in process, three in China, two direct national entries (not via the European application) in Germany, and one in Russia, these applications being either direct national or regional submissions or submissions as applications under the Patent Cooperation Treaty. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation can be time-consuming and expensive, regardless of whether we win or lose.

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

Litigation regarding intellectual property rights is common in the technology industry and for this reason we expect that third-party infringement claims involving technologies may increase. If an infringement claim is filed against us, we may be prevented from using some of our technologies and may incur significant costs to resolve the claim. Conversely, we may be required to spend significant resources to monitor and enforce our intellectual property rights.

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

We provide non-binding forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our forecasted requirements, we may have excess inventory, which could harm our relationships with our suppliers due to reduced future orders, increase our costs and require inventory write-offs. If we underestimate our requirements, we may have an inadequate inventory of parts, which could interrupt manufacturing of our products and result in shipment delays. The likelihood of misjudging our inventory requirements increased in the past year with the opening of a telecom manufacturing facility in Shenzhen, China, for high-volume, low-complexity products. This manufacturing facility complements the low-volume, high-complexity telecom products produced at our plant in Quebec City, Canada. In addition, lead times for materials and parts that we order may be long and depend on factors such as the procedures of, or supply terms with, a specific supplier and demand for each part at a given time.

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

Effective internal controls are necessary for us to provide reliable and accurate financial information and effectively prevent fraud. We devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. Furthermore, we cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in light of having acquired Navtel Communications and Brix Networks or the likely future acquisition of companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As well, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to reduce infrastructure costs. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause it to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

Regulatory changes may cause us to incur increased costs.

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to report on internal controls over financial reporting. In addition, the process of moving from Canadian GAAP to IFRS, which will extend from fiscal 2009 to 2011, will require management’s time and attention, and cause our general and administrative expenses to increase. Compliance with new rules could require the further commitment of significant financial resources and result in the diversion of management’s time and attention from revenue-generating activities. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

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

We must also provide significant training for our employee base due to the highly specialized nature of telecommunications test, measurement, and service assurance as well as life sciences and industrial technologies. Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise, international business development, product management, sales, engineering and operation – may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

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

Our factories and facilities are subject to catastrophic loss due to fire, vandalism, terrorism or other natural or man-made disasters. We do not have redundant multiple-site capacity and if any of our facilities or factories were to experience a catastrophic loss, it would disrupt our operations, delay production, shipments and revenue and result in large expenses, thereby harming our results of operation.

Unexpected declines in our research and development and other tax credits and grants may have an adverse effect on our business.

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 17.2% of our gross research and development expenses for the year ended August 31, 2008.

If unexpected changes in the laws or government policies terminate or adversely modify the Canadian and Quebec government programs, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. In addition, to the extent that we have increased our research and development activities outside of Canada and Quebec, resulting from the hiring of additional personnel at our software development center in Pune, India and acquisition of Brix Networks, or potential future acquisitions, our increased R&D activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

Changes in our effective tax rate or adverse outcomes resulting from tax audits may have an adverse impact on our results.

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings among companies and countries which may have different statutory tax rates, by the valuation of our deferred tax assets, and by changes in tax rules and regulations. We are also subject to income tax audits and transfer pricing audits in the respective jurisdictions in which we conduct business and we regularly assess the likelihood of adverse outcomes resulting from these audits to ascertain the adequacy of our provisions for income taxes and transfer pricing policies. There can be no assurance that the outcomes of these tax audits will not have an adverse impact on our result and financial condition.

Our current principal stockholder has effective control over our business.

As of November 3, 2008, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 92.29% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. In fiscal 2008, the acquisitions of Navtel Communications ($11.3 million) and Brix Networks ($29.7 million), combined with $6.5 million in capital expenses, exceeded the $13.8 million provided by cash flows from operations. As at August 31, 2008, we held $87.5 million in cash and short-term investments.

We may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, effects of the financial crisis, reduced access to credit facility and our operations performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

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

EXFO Photonic, operating since 1984, is a supplier of precision light-based adhesive spot curing products as well as curing process control for the global optical component manufacturing market and other non-telecom markets. Its products deliver precise doses of the appropriate spectral light into photo-sensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component and other manufacturing activities. EXFO Photonic light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio. EXFO Photonic, as of November 3, 2008, has 26 patents and 8 patents pending.

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

In October 2002, our newly created, wholly owned subsidiary, EXFO Gnubi Products Group Inc. (“EXFO Gnubi”), acquired substantially all the assets of gnubi communications L.P., including its technology, expertise, customer base, inventories and capital assets.  Consideration paid consisted of US$1.9 million in cash and 1,479,290 of our subordinate voting shares.  Furthermore, an additional cash amount of US$241,000, based on sales volumes, was paid in fiscal 2004 in accordance with earn out provisions. With the acquisition of these assets, EXFO Gnubi, based in Dallas, Texas, continues the operations of gnubi communications, L.P., as a supplier of multi-channel telecom and datacom testing solutions serving optical transport equipment manufacturers and research and development laboratories.  At the time of the asset acquisition, 30 employees of gnubi communications, L.P. transferred to EXFO Gnubi.

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

In fiscal 2004, EXFO also closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of US$29.2 million (CA$38.4 million).

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

During fiscal 2005, we completed the consolidation of our Life Sciences and Industrial Division in Toronto, Canada and we recorded US$482,000 in restructuring expenses. Altogether, we incurred US$2.5 million in restructuring and other charges since the fourth quarter of 2004 in conjunction with this consolidation process. Following this process all of the operating activities of EXFO Burleigh were transferred mainly in Toronto, Canada.

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

In November 2006, we incorporated EXFO Electro-Optical Engineering India Private Limited as our wholly-owned subsidiary to establish a software development center in Pune, India. In October 2007, we acquired substantially all of the assets of JamBuster Technologies Private Limited, for an immaterial consideration, a company duly incorporated in Pune, India which is engaged in the business of software development services.

In April 2007, we established a wholly-owned foreign entity in Shenzhen China, EXFO Telecom Equipment (Shenzhen) Co. Ltd. for manufacturing purposes. We started ramping up manufacturing in September 2007 at our Chinese facility.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2,869,585 shares at the prevailing market price. The period of the normal course issuer bid commenced on November 8, 2007, and ended on November 7, 2008. We repurchased a total of 1,859,835 shares. All shares repurchased under the bid were cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839 a copy of the notice sent to the Toronto Stock Exchange (TSX) according to its normal course issuer bid.

In March 2008, we acquired all the issued and outstanding shares of Navtel Communications Inc. (“Navtel”), a leading provider of Internet Protocol Multimedia Subsystem (IMS) and Voice-over-Internet Protocol (VoIP) test solutions for Network Equipment Manufacturers (NEMs) and Network Service Provider (NSP) labs. Navtel is a privately held company based in Toronto, Canada with subsidiaries in the Province of Ontario, Canada, United States and Germany. We paid consideration equal to approximately US$11,477,000, or US$11,332,000 net of US$145,000 of cash acquired. The total consideration included acquisition-related costs of US$172,000.

In April 2008, we acquired all the issued and outstanding shares of Brix Networks Inc. (“Brix”), a global provider of open and extensible converged service assurance solutions. Brix is a privately held company based near Boston, USA with a subsidiary in the United Kingdom. We paid consideration equal to approximately US$29,696,000, or US$29,684,000 net of US$12,000 of cash acquired, plus a contingent cash consideration of up to a maximum of US$7,537,000, based upon the achievement of a bookings volume exceeding US$16,000,000 up to US$40,000,000 in the 12 months following this acquisition.

On November 6, 2008 we announced the renewal of a share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 10, 2008, and end on November 9, 2009, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839 a copy of the notice sent to the Toronto Stock Exchange (TSX) according to its normal course issuer bid.

On November 10, 2008 we announced a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8,823,529 shares for an aggregate purchase price not to exceed CA$30 million. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than CA$3.40 per share and not more than CA$3.90 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire at 5 p.m. (Eastern time) on December 16, 2008, unless withdrawn, extended or varied by us. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions. A complete description of the terms and conditions of the Offer is contained in the Offer to Purchase and Issuer Bid Circular and related documents filed with the applicable securities regulatory authorities in Canada and the United States and mailed to holders of shares on or about November 10, 2008. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839 a copy of such documentation sent to the Toronto Stock Exchange (TSX) according to its normal course issuer bid.

Upon the approval of the Offer, we suspended the normal course issuer bid that we had renewed on November 6, 2008 referred above, until 20 business days after the expiration of the Offer.

B.	Business Overview

Company Overview

EXFO is a leading provider of testing, measuring and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents more than 85% of our business, offers a wide range of innovative solutions extending across the full technology lifecycle― from design to technology deployment and onto service assurance―and covering all the layers of a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy, UV printing ink curing and other life sciences sectors.

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

Over the past several years, we have enhanced our competitive position and breadth of products through the acquisition of companies that specialize in transport and data communications testing higherlayer protocol testing and emulation, copper/xDSL testing and network communications service assurance.

In April 2008, we acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.), for a cash consideration of US$29.7 million, plus a contingent cash consideration of up to a maximum of US$7.5 million, based on booking levels exceeding US$16 million up to US$40 million in the 12 months following the closing of the deal. Brix Networks, a privately held company located in the Boston (MA) area, offers VoIP and IPTV service assurance solutions across the three areas most affecting the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). Brix Networks’ service assurance solutions are mainly designed for network service providers (NSPs) and large enterprises.

In March 2008, we acquired all issued and outstanding shares of Navtel Communications Inc., for a cash consideration of US$11.3 million. Navtel Communications, a privately held company in Toronto, Canada, is a leading provider of IMS and VoIP(based on SIP Protocol) test solutions  for network equipment manufacturers (NEMs) and NSP labs. Navtel Communications specializes in testing next-generation IP networks that are increasingly combining wireline and wireless technologies. Subsequent to the acquisition, Navtel Communications was merged into the parent company.

In fiscal 2008, we opened our own telecom manufacturing facilities in Shenzhen, China. We now have two main manufacturing sites for our Telecom Division and one smaller plant for our Life Sciences and Industrial Division. Over time, low-volume, high-complexity telecom products will be manufactured in Quebec City, whereas high-volume, low-complexity telecom products will be manufactured in Shenzhen.

In fiscal 2008, we accelerated the deployment of a software development center in Pune, India, to supplement the research and development capabilities of our R&D labs in Boston, Toronto, Montreal and Quebec City. This will enable us to benefit from the wealth of IP expertise in India, to accelerate product development―especially for our software-intensive protocol test solutions―to take advantage of a lower cost structure.

In January 2006, we acquired substantially all the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of US$19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. This acquisition was a strategic initiative to position EXFO as a strong supplier of broadband access and triple-play testing because it complemented our market leadership in the optical FTTx test market.

In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and which has since been merged with EXFO), a supplier of transport and datacom testing equipment for NSPs. This transaction enabled us to combine optical and protocol test modules inside a single field-portable test platform in order to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions―which were consolidated in Montreal, Canada, in fiscal 2004―enabled us to more than double our addressable market, as we expanded from optical testing to transport and datacom (Layers 1-3) testing applications, and to offer a more complete line of test solutions to our customers.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business, and the remaining operations of EXFO Burleigh have mostly been consolidated with those of EXFO Photonic Solutions in Toronto, Canada. These consolidated businesses now fall under our Life Sciences and Industrial Division.

We launched 27 new products in fiscal 2008, including seven in the fourth quarter, compared to 20 in fiscal 2007. Key product introductions in fiscal 2008 included among others a multiservice, multimedium modular handheld platform for characterizing and troubleshooting access networks (AXS-200 SharpTESTER) along with related DSL, copper access, Ethernet and optical test modules; a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer); 40/43 Gbit/s SONET/SDH field and lab oriented solutions (FTB-8140/IQS-8140 Transport Blazer) for high-speed optical networks; an all-in-one chromatic dispersion (CD) and polarization mode dispersion (PMD) analyzer (FTB-5700 Single-Ended Dispersion Analyzer) that requires only one technician to characterize a link from a single end; a triple-play test set (AXS-200/630 VDSL, ADSL2+ and IP Triple-Play Test Set) for the deployment and troubleshooting of ADSL2+/VDSL2 networks; and the advanced IQS-600 Integrated Qualification System, a next-generation, modular test platform for R&D and manufacturing applications. Following the year-end, we introduced an enhanced version of Navtel’s InterWatch platform that simulates up to 256,000 unique IPv6 subscriber addresses per chassis, and new software features on the Transport Blazer test modules for characterizing 40G/43G SONET/SDH networks. Sales from products that have been on the market two years or less accounted for 34.6% for the fiscal year, while our published goal is 30%.

Overall for fiscal 2008, we increased sales 20.2% to $183.8 million from $152.9 million in 2007. Global sales for fiscal 2008 included $5.4 million from newly acquired Brix Networks and Navtel Communications since their acquisitions in the third quarter of 2008. GAAP net earnings reached $18.4 million, or $0.27 per diluted share, including $5.3 million for the recognition of previously unrecognized future income tax assets in the United States, $2.7 million for income tax recovery following the review of our tax strategy related to recently substantively enacted income tax rates in Canada, $1.5 million of income tax expense to account for the recently substantively enacted income tax rate on our future income tax assets in Canada, an extraordinary gain of $3.0 million related to the negative goodwill on the Navtel acquisition, as well as $3.0 million in after-tax amortization of intangible assets and $1.3 million in stock-based compensation costs. In 2007, GAAP net earnings reached $42.3 million, or $0.61 per diluted share, including $24.6 million in recognition of previously unrecognized future income taxes, $3.2 million in recognition of previously unrecognized research and development tax credits, $2.9 million in amortization of intangible assets, $1.1 million from a government grant recovery and $1.0 million in stock-based compensation costs.

In fiscal 2008, we faced a substantial and sudden increase in the value of the Canadian dollar versus the US dollar. The average value of the Canadian dollar increased 11.4% in fiscal 2008, compared to the same period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid commenced on November 8, 2007 and ended on November 7, 2008. All shares repurchased under the bid were cancelled. We redeemed 1.9 million subordinate voting shares for a total consideration of $8.5 million under that program.

On November 6, 2008, we announced a renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid starts on November 10, 2008, and will end on November 9, 2009, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, we announced a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8.8 million subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than CA$3.40 per share and not more than CA$3.90 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire on December 16, 2008, unless withdrawn, extended or varied. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions.

Upon the approval of the Offer, we suspended the normal course issuer bid referred to above, until 20 business days following the expiration of the Offer.

Key Industry Trends

The basic fundamentals of the global telecom industry remain solid for the moment. However, it is still unknown what impact the financial crisis might have on the global economy and the telecom industry in particular, especially in the United States where a severe economic slowdown could potentially reduce investments and affect other parts of the world. Fundamental telecom business drivers are based on exponential growth in bandwidth demand, coupled with intense competition between telecom operators (telcos) and cable companies (cablecos). Both classes of companies are funding massive investments in converged, next-generation Internet protocol (IP) networks to capitalize on significant operational efficiencies and to attract/retain subscribers and increase revenues through improved service offerings.

Global Internet bandwidth demand is growing very rapidly, due to a myriad of applications like video, Web gaming, etc. TeleGeography Research estimated that bandwidth demand has grown at a compound annual growth rate (CAGR) of 54% from 2004 to 2008. This trend is likely to remain steady in the years to come with the upcoming deployments of IPTV (Internet protocol television), HD-IPTV (high-definition Internet protocol television) and increased online video streaming, since these applications, among others, will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is likely that fiber-to-the-home (FTTH) will become the access network architecture of choice that will allow them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the long-term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will continue expanding in the short term, since they are less-expensive methods to increase bandwidth and can be mass-deployed faster.

These investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. The cost of deploying FTTH has been decreasing over the last few years as volume increased and deployment tools, like those we offer, are making the task increasingly simple and efficient. Networks are in the early stages of fiber deployments in access networks in both the Americas and around the world. In addition, Western Europe and China have become increasingly committed to deploying FTTH networks, given their high population density. Both Japan and South Korea have already adopted fiber to the home as a mainstream method of broadband residential service.

As bandwidth growth in access networks continues to increase it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies; for example, 43 Gbit/s (gigabits per second) SONET/SDH is now increasingly deployed and becoming mainstream, while 100 Gbit/s Ethernet is in early field trials. The deployment of these solutions is expected to be significantly more economical if it alleviates the need for trenches need to be dug in order to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly and efficiently mix and transport video with voice and data. These networks will not be capable of efficiently carrying emerging IP-based services, since they are designed for public switched telephone network (PSTN), point-to-point voice transmission. As a result, with new SONET/SDH standards, which are part of what the industry is labeling next-gen networks, telcos operators are increasingly turning to next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services―and even quadruple-play services―as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, telcos are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) demanded by users are optimal in the post-deployment phase.

These market dynamics positively affected telecom test, measurement and service assurance suppliers in fiscal 2008; however, deteriorating macro-economic conditions in the United States could instigate a slowdown in capital spending among customers, which would necessarily reduce demand for our test, measurement and service assurance solutions.

In terms of our Life Sciences and Industrial Division, key market trends for the niche markets that we serve include:

•
Industrial UV Spot-Curing: The end-markets for precision assembled products manufactured with UV curing remains healthy, especially for the assembly of medical devices, despite weaker economic conditions. The market in Asia, dominated by high volume opto-electronics manufacturing, is increasingly adopting LED (light emitting diode) UV spot curing equipment.

•	Life Sciences: The fluorescence microscopy market continues to increase steadily with the majority of the growth happening in live cell and quantitative imaging applications.
•
Industrial UV Digital Print Ink Curing: The digital print markets that we target are exhibiting strong growth as printing press equipment continues to make the transition from analog to digital technology.

Three-Year Corporate Objectives

Our vision is to become a strong market leader in the global telecom test, measurement and service assurance industry―offering market-driven solutions mainly for network service providers and increasingly covering the service and application layers of the network infrastructure―to enable triple-play services and next-generation, converged IP networking.

We do not intend to become a one-stop shop for our customers, but rather continue to be a strong player in selected, high-growth and synergistic markets. We will follow this roadmap by offering best-in-class solutions that anticipate market needs, while focusing on the highest level of customer satisfaction.

To achieve our long-term vision, we plan to expand our leadership position in the portable Optical segment, while growing our Transport and Data communications testing (Protocol) business even faster to surpass the Optical segment in terms of sales. This plan is based first and foremost on organic growth, but it will be supported by strategic acquisitions of small to mid-size companies with best-in-class technologies in nascent, high-growth markets that are complementary to us. We also intend to improve our competitive position through strategic alliances and partnerships.

Following our practice of benchmarking performance, we have established three corporate performance objectives to measure the success of our three-year plan ending at the close of fiscal 2011. These long-term objectives are intended to replace the performance goals that the company provided on an annual basis. These new objectives reflect the clear direction management is taking towards long-term value creation.

Objective	Three-Year Metric
Increase sales significantly faster than the industry growth rate	20% CAGR
Grow EBITDA* in dollars faster than sales	>20% CAGR
Continue raising gross margin	62%

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, and extraordinary gain.

The EXFO Solution

We offer an extensive range of test, measurement and service assurance solutions to the global telecommunications industry. Our success has been largely predicated on our core expertise in producing test equipment for optical telecommunications. We also leverage this expertise to develop products for life sciences and high-precision assembly applications. Our solution is based on the following key attributes:

Modular System Design. In 1996, we established an industry-first by launching the original modular optical test platform. This system design consists of a PC-based, MS Windows-driven platform that can accommodate several test modules performing various types of measurements. We have since developed additional compatible test platforms and extended our test module offering for both NSPs and system manufacturers based on the same modular design. Our modular product design provides the following advantages:

•	unlike stand-alone units, new test modules can be rapidly developed to address changing industry requirements;
•	as customers’ testing requirements change, they can purchase additional modules that are compatible with their previously purchased platforms, thus protecting their initial investments;
•	our standard graphical user interface reduces training costs because customers are familiar with previously acquired software products;
•	the flexibility of our systems allows customers to develop customized and automated solutions for their specific test requirements;
•	our test platforms are PC-based and MS Windows-driven, thus they can support third-party software solutions.

High Degree of Technological Innovation. We have established a strong reputation for technological innovation over the last 23 years. In fact, we believe this attribute represents a key differentiator for us within a competitive marketplace. Following are some of our industry firsts:

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

High-Quality Products.  Product quality is an integral part of our solution. Our Quebec City, Canada, operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard. Our manufacturing plant in Shenzhen, China, which started operations in September 2007, is responsible for the production of high-volume, low-complexity telecom products. Quality-control responsibilities for products manufactured in China will remain in Quebec City until the Shenzhen facility obtains full ISO-9000 certification. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, IETF, ETSI and other industry-leading standards bodies. During manufacturing, each product has a related quality-assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

Our product designs comply with Directive 2002/96/EC, a legislation enacted by the European Union regarding the disposal of waste electrical and electronic equipment (WEEE), for all products exported to Europe. In regard to the Directive 2002/96/EC (RoHs), test and measurement manufacturers have been provided a limited exemption until 2012.

Products

Our test platforms, namely the AXS-200 SharpTESTER, FTB-200 Compact Platform, FTB-400 Universal Test System (UTS), and IQS-600 Intelligent Test System (ITS), are at the core of our product portfolio. The AXS-200 SharpTESTER, which was launched in September 2007, is a multi-service, multi-medium handheld test platform designed for characterizing and troubleshooting commercial and residential access networks. It can easily be configured for copper/DSL/triple-play, Ethernet or optical testing applications. The FTB-200 Compact Platform is a two-slot portable test unit optimized for multi-technology, multi-application characterization of metro and access networks. The FTB-400 field-testing platform provides network service providers with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQS-600 ITS, which was launched in the second quarter of 2008, is designed for manufacturing and R&D applications. It tests optical as well as transport and data communications technologies increasingly based on IP. All platforms and related test modules are supported by integrated and highly intuitive graphical user interfaces (GUIs), enabling the user to easily store, handle and retrieve test results and measurement data. In addition, EXFO offers a number of handheld and benchtop test and measurement products, some of which are modular in nature.

Following the acquisition of Navtel Communications in March 2008, we offer the InterWatch platform series, a line of advanced hardware and software-based test systems that enable network equipment manufacturers and network service provider labs to fully test their complex digital telecommunications equipment and services more quickly and cost-effectively, while helping to ensure interoperability and reliability. These advanced software and hardware solutions assist customers in the design, integration, installation and acceptance testing of a broad range of Internet Protocol Multimedia Subsystem (IMS)/Next-Generation Network (NGN) telecommunications equipment and services by performing a variety of test functions:

•	Design and feature verification;
•	Interoperability testing;
•	Load and stress testing; and
•	Monitoring and analysis.

Following the acquisition of Brix Networks in April 2008, we also offer various Brix Solutions, a comprehensive service assurance and performance monitoring systems for advanced IP services such as IPTV, voice-over-IP, virtual private networks (VPNs), video on demand, and video conferencing. The Brix System, a family of integrated software and hardware components, proactively monitors quality by providing complete visibility across all IP services, throughout the lifecycle of the service, and across the entire network.

In the Brix Solutions, advanced performance management applications, running on a central-site software engine, called BrixWorx, analyze and display performance data collected from the measurement sources, Brix Verifiers, deployed throughout the network being monitored. Brix Verifiers execute protocol-specific tests to precisely calculate crucial availability and performance metrics through proactive testing, ongoing monitoring, and the collection of data directly from infrastructure devices.

BrixWorx provides all performance data analysis, configuration, and management for the distributed Brix System, while test suites offer broad and deep visibility into the performance of converged network services.

Furthermore, EXFO offers network monitoring systems and test probes used in third-party network monitoring solutions.

The following table summarizes the principal types of test instruments for the telecommunications industry, typical applications and the formats in which we offer them:

Instrument Type	Typical Application	NSP Market				Manufacturer /R&D Market
		FTB 400 Modules	FTB 200 Modules	AXS 200 Modules	Handhelds	IQS-600 Modules	Bench top Instruments

ADSL/ADSL2+ Service Verification Tool	Based on a DSL “golden modem”, these units are used to test the function, speed and quality of a DSL service at the subscriber premises.			X	X

Broadband source	Used for testing wavelength-dependent behavior of fiber cables and dense wavelength division multiplexing (DWDM) optical components.					X	X

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
		X	X			X

Gigabit Ethernet tester	Measures data integrity for high-speed Internet protocol telecommunications in metro and edge networks.	X	X	X		X

10 Gigabit Ethernet tester	Benchmarks and verifies high-speed 10 Gbit/s Ethernet network performance and service-level agreements.	X	X			X

HDTV, SDTV and IPTV service test instrument	Used to test the quality and functionality of standard and high definition television signals that are delivered over higher-rate ADSL, ADSL2+ and VDSL2 transmission technologies.				X

Laser spectrum analyzer	Performs high-resolution, spectral characterization of continuous CW laser sources						X

Telephone for traditional voice and VoIP service testing	Used by telephone line and DSL installers to test the proper functioning of both traditional and next-generation voice and data communication services.				X

Live fiber detector	Clips on to a fiber and is used to detect the presence and direction of a signal without interrupting the traffic.				X

Loss test set	Integrates a power meter and a light source to manually or automatically measure the loss of optical signal along a fiber.	X	X	X	X	X	X

Narrowly tunable laser	A laser that can be precisely tuned to simulate a DWDM light sources. Used primarily for testing optical amplifiers.					X

Next-generation SONET/SDH analyzer
Full SONET/SDH protocol testing functionality, including support for generic framing procedure (GFP), virtual concatenation (VCAT), and link-capacity adjustment scheme (LCAS) next generation enhancements.
		X				X

Optical coupler	Used in test system to combine sources or signals. Also uses as splitters to monitor signals.					X

Optical power meter	Measures the power of an optical signal. It is the basic tool for the verification of transmitters, amplifiers and optical transmission path integrity.	X	X		X	X	X

Optical power reference module	Provides a highly accurate and traceable measurement of power for the calibration or verification of other power measurement instruments.					X

Instrument Type	Typical Application	NSP Market				Manufacturer /R&D Market
		FTB 400 Modules	FTB 200 Modules	AXS 200 Modules	Handhelds	IQS-600 Modules	Bench top Instruments

Optical return loss meter	Combines a laser and a power meter to measure the amount of potentially degrading back reflection.	X	X		X	X

Optical spectrum analyzer	Produces a graphical representation of power versus wavelength for an optical signal. Useful for measuring the drift, power and signal-to-noise ratio for each wavelength in a DWDM system.	X

Optical switch	Provides switching between fibers. Used to provide flexible and automated test setups such as the measurement of multiple fibers or components with multiple ports with one instrument.	X				X

Optical time domain reflectometer (OTDR)	Like a radar, it measures the time of arrival of reflections of an optical signal to determine the distance to the breaks or points of excessive loss in a fiber network.	X	X		X

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

Products for Network Service Providers

Test Equipment

We offer an extensive range of field-portable test, measurement and monitoring solutions that are mainly used by network service providers that can also be utilized by network equipment manufacturers. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our AXS-200 SharpTESTER platform, which is designed for entry-level field technicians in access networks, can easily be configured for copper/DSL/triple-play, Ethernet or optical testing applications. We released Ethernet/IP and ADSL2+ triple-play test modules for the AXS-200 SharpTESTER in fiscal 2008, while several others modules and applications will be introduced in upcoming months. Our FTB-200 Compact Platform, designed for the “super field technician”, holds up to two interchangeable modules that are fully compatible with the highly entrenched FTB-400 platform. Test technologies well-suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTSs), SONET/SDH analyzers from DS0 up to OC-192, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers. Our second-generation field-testing platform, the FTB-400 UTS, is available in four configurations: the two-slot model is ideal for OTDR, OLTS and Gigabit Ethernet applications; the four-slot model offers a high-speed bus, ideal for extensive datacom testing and dedicated OTDR, optical loss and Ethernet (up to 10 Gigabit) testing; the seven-slot model is used for dispersion characterization (PMD and CD), DWDM testing (OSA and MWM) and protocol (SONET/SDH/datacom) testing. Finally, the eight-slot model is a high-performance, multiple-protocol configuration that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large robust touchscreens are very practical for field use.

Service Assurance Systems

We also offer a family of service assurance and performance monitoring solutions, collectively known as the Brix System, to network service provider labs and large enterprises. The following describes the software and hardware elements of the Brix System:

Centralized Management and Correlation -- BrixWorx

BrixWorx represents the core of the Brix System. BrixWorx provides network- and service-wide control, visibility, and analysis for the fully integrated Brix System. Using the BrixWorx Operations Center user interface, administrators remotely control each component of the system and can easily configure and modify all aspects of the geographically distributed network of Verifiers and third-party measurement sources, including: choosing the desired performance tests and configuring their parameters, threshold values, and schedules.

The BrixWorx unified correlation engine quickly turns data into actionable information through a visualization layer for service-level agreement (SLA) conformance, root-cause analysis, troubleshooting, usage patterns, and trending.

The highly scalable BrixWorx architecture easily accommodates hundreds of thousands of Brix Verifier test points and third-party measurement sources.

Visualisation and Business Intelligence -- BrixView

Seamlessly integrated with the BrixWorx correlation engine, BrixView enables the flexible presentation of performance and quality information to all decision makers. With interactive dashboard views, customizable reporting packages, and individual content portals, BrixView delivers fast, simple access to information when it is needed and in the format it is needed for all levels of users across an organization.

BrixView produces visualization and reports of varying levels to allow a broad audience to take the appropriate actions. With the appropriate information, network operators spend less time working with static charts and spreadsheets, and business owners and executives have the information and insights they need to make intelligent decisions and drive business value for the organization.

Testing Across the Entire Network -- Brix Verifiers

Installed at customer premise locations, the Brix Verifiers’ various interfaces include Ethernet, ATM, and Euro/ISDN PRI. Similarly, Verifier test capacity scales from the modest requirements of an enterprise branch office running hundreds of tests to a network core running hundreds of thousands of tests.

In addition to Brix Verifiers, the Brix System also supports selected third-party measurement sources. Brix Verifiers are designed for long-term 24x7 deployments in the lights-out, production networks of service providers and enterprises. Once a Brix Verifier is deployed, administrators do not need to locally access it again.

End-to-End IP Service Assurance:  BrixNGN

The network core is the heart of the service delivery network, and where successful providers’ service assurance strategies start. To effectively guarantee end-to-end SLAs and meet customers’ requirements, providers must implement a service assurance solution that provides visibility from the provider edge and to end-users, while allowing segmented views of service quality for problem isolation. By continually monitoring the performance and quality of real-time IP services, and not just the physical network devices, BrixNGN provides the most effective service assurance solution.

With BrixNGN, providers can continuously collect, correlate, analyze, and visualize critical quality of service (QoS) and quality of experience (QoE) data from the network core to the customer endpoint for capacity planning, verifying service turn-ups, and identifying, diagnosing, and quickly resolving network and service performance issues before customers are impacted—thereby guaranteeing quality.

The BrixNGN software module performs proactive monitoring of the network core, extended Ethernet and IP networks between partners and customers, and data services, including E-mail, web-based applications, file transfers, and more.  BrixNGN enables early detection and quick resolution of service affecting issues.

Performance Monitoring for IP Video: BrixVision

The BrixVision product line is a family of IPTV service assurance products that measure the end-to-end quality of IP-based video services and validate performance of broadcast and on-demand channel quality. The BrixVision product line provides full service lifecycle performance monitoring for IP Video services such as broadcast TV, video on demand, gaming, and videoconferencing. BrixVision provides visibility into service performance using a combination of proactive testing and user transaction generation, passive monitoring, and the collection of performance metrics from service delivery or home network devices.

Voice over IP Testing and Monitoring: BrixCall

BrixCall provides comprehensive visibility into the performance of live VoIP traffic to ensure call quality from the network core to customer care.  Deployed in conjunction with the Brix family of Verifiers, BrixCall is an integrated component of EXFO Service Assurance’s live call monitoring solution and employs Brix Verifiers to monitor call signaling and media traffic throughout the network with the advanced BrixCall stream correlation and analysis engine.  The solution delivers a single detailed Call Quality Report for each call monitored as well as visibility across all monitored calls.

In addition, the BrixCall dashboard presents critical information about the current state of the service, including all performance threshold violations, call disposition, average Mean Opinion Score (MOS), peak call volume and bandwidth utilization, answer seizure and network efficiency ratios, and call duration information.

BrixCall features the unique Brix Tri-Q Analysis, and graphically displays the impact of each of the elements that contribute to a user’s satisfaction with a call — signaling quality, delivery quality, and call quality.

The following table summarizes the principal service assurance solutions we provide as well as their typical applications:

Service Assurance Solutions
Product Type	Product	Typical Application
Software Products	BrixWorx	Central site operations center
	BrixCall	Advanced analysis and correlation of VoIP calls
	BrixVision	Advanced analysis and correlation of live video sessions
	BrixNGN	Network core and MPLS analysis, correlation and reporting
Brix Verifier	Brix 100M Verifier	Customer premise end point monitoring
	Brix 1000 Verifier	Network edge and lower capacity monitoring
	Brix 2500 Verifier	Network core, at a higher capacity
	Brix 3500T Verifier	PSTN monitoring
	Brix 4100 Verifier family	In-network live voice or video monitoring

Products for Network Equipment/Component Manufacturers

Test Equipment

Our network equipment/component vendor solutions, mainly built around our IQS-600 ITS, are available as test modules or stand-alone benchtop instruments. The next-generation IQS-600 platform can efficiently run as many as 100 optical test modules using a single controller unit. The IQS-600 platform is equipped with the software and hardware technology to support single-button operation for automated testing. Its system-based approach – one box, several test modules – combined with an open architecture (PXI, Windows, LabVIEW™, etc.) and ease of programming, produces a highly flexible test environment.

The IQS-600 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO’s wide selection of high-performance test modules includes high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, multi-wavelength meters, polarization-dependent loss (PDL) and optical return loss (ORL) meters, polarization controllers and optical switches.

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

IMS/VoIP Test Systems

InterWatch Product Line

In addition, we offer a line of hardware modules and SolarisTM software-based telecommunications test products operating on a common hardware platform range. This product line consists of the InterWatch R14 system, originally introduced in 2005 and since extensively upgraded, and the M7 system, introduced in 2004. Our products simulate both network subscribers and network elements used in emerging IMS and NGN networks.

We maintain an extensive library of software modules that provide test support for a large number of industry standard protocols and variants thereon. Our emphasis is on testing complex, high-level and emerging protocols, including:

•	IP Multimedia Subsystem (IMS);
•	IP Telephony (Voice over IP or VoIP);
•	Asynchronous Transfer Mode (ATM);
•	Packetcable;
•	ISUP.

Our extensive technical know-how and proprietary software development tools enable us to implement test support for new protocols and protocol variants rapidly in response to customer needs. With their extensive libraries of software protocol test modules, large selection of proprietary hardware physical interfaces and versatile range of hardware platforms, our products are easily configured to support a wide variety of digital testing functions, thereby reducing a customer’s need for multiple test systems. In addition, the systems’ multi-protocol, multi-user capabilities allow multiple complex testing operations to be performed simultaneously, helping our customers to accelerate their product development cycles.

Our InterWatch test systems consist of advanced proprietary software together with our proprietary hardware interface and co-processor cards. When acquiring a system, customers typically license one or more software modules and purchase hardware and ongoing software support. Customers may upgrade their systems by purchasing additional software protocol test modules and additional hardware interfaces to meet future testing needs. Prices for our systems vary widely depending upon the overall system configuration parameters, including the number and type of software protocol modules and the number of physical interfaces required by the customer.

Applications

The principal applications of our InterWatch test systems are:

Feature Verification.  Our systems are used to perform feature verification by simulating one or more network devices and testing a wide variety of possible scenarios to establish if the device under test can handle all features specified by the protocol. Users are able to initiate multiple simultaneous calls across one or many links, create correct call scenarios, send messages out of sequence to verify error response mechanisms and verify a voice or data path.

Interoperability Testing.  Our systems are used to simulate one or more network devices, emulating their actions and responses. By simulating various network devices, such as digital switches, wireless base stations, network access nodes and network databases, our products assist engineers with the cost-effective development of equipment that will be compatible with other devices in the networks within which they will be deployed. This helps ensure that network equipment will interoperate reliably, thereby reducing costly failures after installation.

Load and Stress Testing.  Our systems are used to verify that a device under test can successfully handle its designed traffic capacity and that its performance will degrade gracefully, rather than fail completely, when stressed beyond its specifications. The scalable architectures of the systems significantly improve our ability to address our customers’ growing need to generate and maintain high traffic volumes for load testing.

Monitoring and Analysis.  Our systems are used in development laboratories to monitor network links and store network activity information for future analysis, typically without affecting network traffic. By collecting and analyzing traffic, our systems help ensure that the links have been brought into service and that the devices connected by the links are functioning properly.

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

Another key product line is the X-Cite fluorescence illumination systems for microscope manufacturers.  X-Cite systems deliver excellent image quality and at least 2000 hours of lamp life, which is over 60% longer than previous models and up to 10 times longer than conventional illumination systems.

X-Cite systems are self-contained illumination units separate from a microscope.  A simple light guide attachment through custom-coupling optics ensures a uniformly illuminated field of view with no heat from the lamp being transferred to the microscope.  Models range from the basic X-Cite 120XL for routine imaging applications to the full-featured X-Cite Exacte, designed to provide maximum illumination stability and control for the most advanced live cell research.

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

Fluorescent Light Sources	X-Cite® 120XL X-Cite® 120 PC X-Cite® exacte	Fluorescence light source that attaches directly to most microscopes currently sold by major microscopes manufacturers.
Optical Accessories		Optional custom delivery optics used with EXFO UV light sources to tailor the properties of light beams to end-user applications.
High Power Fiber Light Guide		Provides an equal distribution of light energy to multiple cure sites with 50% more throughput than standard fiber guides.

Optical Instruments
Product Type	Product	Typical Application
Radiometer	R5000 R2000 X-Cite® Radiometer	Handheld, broadband optical radiometers used in conjunction with EXFO UV light sources to ensure process quality control at the end-user location.
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

Research and Development

We believe that our future success largely depends on our ability to maintain and enhance our core technologies and product functionality. To keep developing new products and enhancements, it is important that we retain and recruit highly skilled personnel. Our Telecom Division’s research and development department is headed by a Vice-President of Research and Development, while our Life Sciences and Industrial Division has a Director of Research and Development.

In fiscal 2008, we accelerated our software development capabilities at our R&D center in India at a lower cost. We had initially acquired a small outsourcing company based in Pune, India.

As of November 3, 2008, our research and development departments included 359 full-time engineers, scientists and technicians, of who 62 hold post-graduate degrees. Gross research and development expenditures in fiscal 2008 reached $32.5 million, compared to $25.2 million in 2007 and $19.5 million in 2006. We launched 27 new products in fiscal 2008 compared to 20 in 2007 and 18 in 2006. Approximately 35% of sales in fiscal 2008 originated from products that have been on the market two years or less compared to 34% in 2007 and 37% in 2006.

Through market-oriented product portfolio review processes at our telecom sites in Quebec City, Canada, Montreal, Canada, Concord, Canada, Chelmsford, USA, and Pune, India, we ensure that our investments in research and development are aligned with our market opportunities and customers’ needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Quarterly product portfolio review meetings enable us to select a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget have significantly changed.

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

Customers

Our global and diversified telecom customer base relies on our test, measurement and service assurance solutions to enable optical networks to perform impeccably during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring. We also have selected customers in high-precision assembly and life science sectors that require our solutions to render them more efficient in their respective fields. Our telecom customers include network service providers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises, network equipment manufacturers, component vendors and laboratory researchers. Our life science and industrial customers consist of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems, photonic components and microscopes, as well as universities, medical schools, governments, and private and industrial research laboratories. In fiscal 2008, our top customer accounted for 7.4% of our sales and our top three customers represented 13.1% of our sales. In comparison, in 2007 our top customer accounted for 14.7% of sales and our top three customers represented 19.6%, while in 2006, our top customer accounted for 13.8% of sales and our top three customers represented 19.4%.

With regard to geographic distribution, sales to customers in the Americas (US, Canada and Central & South America) represented 56% of our sales in fiscal 2008, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 28% and 16% of sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 59%, 27% and 14% of sales, respectively, in 2007, and 60%, 25% and 15%, respectively, in 2006.

Sales

We sell our telecom test, measurement and service assurance solutions through direct and indirect sales channels in the Americas (US, Canada, Central & South America) and around the world.

In the Americas, we use a hybrid model, combining key account management with direct and indirect sales coverage. We typically use key account managers to serve large customers that generate high sales volumes or might potentially represent high sales volumes in the future. These key account managers are supplemented by regional sales managers, sales engineers, sales representatives and distributors in US as well as Central and South American metropolitan areas, and regional sales managers in Canada.

We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization supported by regional sales managers. Our main sales offices and service centers in the Americas are located in Plano, Texas, Quebec City, Canada, and Concord, Canada. They are supplemented by a regional presence in cities across the US, Central and South America, as well as Canada.

On the international front, we have sales personnel covering strategic areas such as EMEA (Europe, Middle-East and Africa) and APAC (Asia-Pacific region). Our sales network in EMEA is supported by a main office and service center in Southampton, UK, which maintains our head of European sales operations and also provides repair and calibration services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distributors.

As for APAC, our main sales offices for South East Asia is located in Singapore, while our main sales representative offices for mainland China are located in Shenzhen and Beijing, which also acts as a service center to better serve our customer base in that geographic area. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

We rely on a network of more than 90 distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of our international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our direct telecom sales team consists of a Vice-President of Sales for the Americas and a Vice-President of International Sales. They are supported by nine regional sales directors that are leading a widely distributed team of more than 112 people acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 14 years of experience in the fields of telecommunications, fiber optics, or test and measurement. We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Following the acquisitions of Navtel Communications and Brix Networks (renamed EXFO Service Assurance Inc.) in the third quarter of fiscal 2008, sales responsibilities within our Telecom Division were modified. Navtel Communications’ sales team was fully integrated within the Telecom Division, while EXFO Service Assurance’s sales force remained stand-alone as its systems are more complex than traditional test equipment and require longer sales cycles. EXFO Service Assurance, with its main sales office located in Chelmsford, MA, USA, consists of regionally based account executives and sales engineers that target carriers, service providers and cable MSOs. Regional sales offices are located in Southampton, England, Singapore and Beijing, China.

EXFO Service Assurance sells its solutions mainly through direct channels in the Americas (US, Canada, Central and South America) and around the world. In the EMEA and Asia/Pac regions, its sales teams work with resellers that have a strong local presence.

The main office for our Life Sciences and Industrial Division is located in Toronto, Canada. We use mixed sales channels to serve various markets supported by this division, depending on product line and geography. Optical light sources and related accessories used for industrial applications are sold in North America through a network of more than 10 manufacturer representatives and, internationally, through a network of more than 20 distributors. The X-Cite 120 and Exacte Fluorescence Illumination Systems are sold through value-added reseller agreements with major microscope companies and system integrators in North America and Europe. Positioning products are sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the positioning life science research market in the United States and Canada, distributor agreements are in place with major microscope manufacturers, which include Leica, Nikon, Olympus and Zeiss. These companies often combine the sale of their microscopes with our product.

Product Management, Marketing/Communications and Customer Support

Product Management

Our telecom Product Management Group consists of one Vice-President responsible for our Optical, Protocol, Copper Access, and Systems product lines – as well as directors and product managers who have various degrees in engineering, science and business administration. Directors and product managers, under the direction of the Vice-President, are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, strategic marketing specialists analyze our markets of interests, compile competitive information and identify macro-trends in our sector.

Following the acquisitions of Navtel Communications and Brix Networks in the third quarter of fiscal 2008, product management responsibilities have remained within their respective groups. Under the direction of a Vice-President/General Manager for each group, directors and product managers are responsible for product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns.

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

The Telecom Division product management group and the Life Sciences and Industrial Division product management group include 34 and 4 employees, respectively.

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

The Life Sciences & Industrial Division’s Marketing-Communications team shares a variety of marketing initiatives.  This group is assisted by product managers, who provide the technical data and collaborative support required to produce product specification sheets, catalogues, application notes and multimedia marketing tools. This Marketing-Communications team is responsible for all advertising material, Website updates, events planning (including trade shows) and direct promotional marketing such as mass mailings and telemarketing.  This team also provides the sales tools required by the Life Sciences and Industrial Division’s worldwide sales channels, including maintaining our elite partner program. This team falls under the responsibility of the Director of Marketing for the Life Sciences and Industrial Division.

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

Our employees in the Inside Sales Team are mainly responsible for guiding customers in purchasing the correct equipment for their respective applications, issuing quotations and promoting our Flexcare extended warranty service and support program. In order to provide customers with one central point of contact, our service representatives work with the customer from purchasing equipment to helping them service the equipment, if necessary.

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

To ensure that we exceed customer satisfaction and continue to improve our service, we measure our performance by sending surveys and logging customer feedbacks.

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality assurance, shipping, billing and customs management. As of November 3, 2008, we had 310 employees involved in our telecom manufacturing operations. Most of our telecom manufacturing activities, which occupy a total of approximately 115,000 square feet, are spread among four buildings: two in Quebec City, Canada, one in Shenzhen, China, and one in Chelmsford, MA, USA.

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

•
Supply-Chain Management.  This department is responsible for sales forecasting, raw material procurement, material-cost reduction and vendor performance management. Our products consist of optical, electronic and mechanical parts, which are purchased from suppliers around the world. Approximately one-third of our parts are manufactured to our specifications. Materials represent the biggest portion of our cost of goods. Our performance is tightly linked to vendor performance, requiring greater emphasis on this critical aspect of our business.

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

Manufacturing Engineering and Quality Assurance – is responsible for product integrity throughout the manufacturing cycle. From the release of new products, through our new product introduction process, and configuration management to manage engineering change, we ensure consistent manufacturing processes throughout the product life cycle. In conjunction with the above process, quality is maintained by performing quality tests at incoming receiving and final product verification. The responsibility for product quality is shared by all team members throughout the company and does not reside solely with the quality group.

Competition

The telecommunications test, measurement and monitoring industry is highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

•	product performance and reliability;
•	price;
•	level of technological innovation;
•	product lead times;
•	breadth of product offerings;
•	ease of use;
•	brand-name recognition;
•	customer service and technical support;
•	strength of sales and distribution relationships; and
•	financial stability.

Generally, competitors fall into two categories. The first category consists of global test and measurement vendors, who complement their broad range of products with telecom test, measurement and service assurance equipment. These companies include Agilent Technologies, Inc., Anritsu Corporation, Danaher Corporation (Tektronix), JDS Uniphase Corporation, Spirent plc, and Yokogawa.

The second category refers to niche companies in the telecom test, measurement and service assurance industry. These companies typically have limited product lines and in some cases may be geographically limited in their customer base. Such companies include Digital Lightwave Inc., Empirix, Inc., IneoQuest Technologies, Inc., IXIA, Sunrise Telecom Inc., and VeEX Inc.

Competition for our life sciences and industrial solutions is quite varied, depending upon product line. Competitors that sell light-based curing products include Dymax, Henkle-Loctite in North America and Europe as well as Hamamatsu, Ushio and Matsushita (Panasonic) in Asia. With regard to our X-Cite 120 Fluorescence Illumination System, main competitors consist of microscope manufacturers who have developed lamp housings for low-wattage mercury burners in-house. Finally, our motion control Life Science instruments, which are designed for various life science applications, compete against products from companies such as Sutter Instruments and Narishige.

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

In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC’s regulations, our products must comply with certain electro magnetic compatibility (EMC) requirements to insure they do not generate and are immune from electrical noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA’s non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA’s regulations are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA. Furthermore, for our Life Science and Industrial Division, certain U.S. states require mandatory product registration and reporting of Mercury-added products being imported. This registration is controlled by the Interstate Mercury Education and Reduction Clearinghouse (IMERC).

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

Additionally, to address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or "RoHS" Directive, which applies to all products included within the scope of WEEE directive with the exception of Categories 8 (Medical devices) and 9 (Monitoring and control instruments). Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the directive. To ensure compliance to this directive, a formal restricted substances control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS directive.

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

As of August 31, 2008, we held 41 actively maintained granted patents from the U.S. (including one “design” patent), seven from Canada, four from Germany (including one “Utility Model”), four from the United Kingdom, three from France, and two from China.  In addition, we have 20 US patent applications in process, eleven Canadian patent applications in process, three European applications in process, three applications in China, two direct national entry in Germany (not via the European application) and one in Russia, these applications being either direct national or regional submissions or submissions as applications under the Patent Cooperation Treaty. The expiration dates of our issued patents range from October 3, 2008 to January 13, 2026.

We consider eight of our inventions for which patents have either been granted or are pending to be material. These inventions are:

•
a method and apparatus for “non-intrusive” live-fiber detection and monitoring. This invention permits a fiber “clip-on” device to be attached to a cabled fiber, essentially guaranteeing that the induced bending loss to a live-traffic link will never exceed 1 dB.  This is a key invention for our LFD-250, LFD-300, and TG-300 product;

•	the measurement of attenuation of optical fibers using bidirectional transmission of information via the fiber, which forms the basis of our FOT-930 and FTB-3920 products;

•
a method and apparatus for characterizing optical power levels in three-wavelength, bidirectional fiber-to-the-home systems. This invention describes how the optical power can be measured at the two-downstream and one upstream wavelengths used to connect a residence or business customer, while maintaining the signal continuity necessary to keep the home-based Optical Network Terminal operating.  This invention underlies the two-port version of our PPM-350B PON Power Meter;

•	an optical spectrum analyzer using optical fibers as input and output “slits”. This invention forms the basis of our FTB-5240, FTB-5240B and IQ-5250 products;

•	a light-curing system with closed-loop control and work-piece recording which is at the heart of the spot-curing systems manufactured by EXFO Photonic Solutions;

•
a special optical design used in some of the X-Cite adaptors to prevent structure in the beam from reducing the uniformity of illumination at the microscope objective plane, which is a key patent for our X-Cite fluorescent illumination system;

•
a method and apparatus to determine the theoretical and practical data rates for a cable under test. This invention forms the basis of the EXFO CableSHARK product, describing how two test devices, communicating with each other via the cable under test, can predict the performance of a pair of ADSL (Asymmetric Digital Subscriber Line) modems, and in case of problems, analyze the cause of the modems failing to synchronize;

•	a method and system for hardware time stamping packetized data to provide sub-microsecond accuracy in test measurements, which is embedded in the Brix100M, Brix1000, and Brix2500 Series Verifiers.

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

As of November 3, 2008, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

D.	Property, Plant and Equipment

Our head offices and facilities are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Province of Quebec, Canada (formerly EXFO Protocol), in Concord, Ontario, Canada (formerly Consultronics Limited), in Markham, Ontario, Canada (formerly Navtel Communications Inc.), in Mississauga, Ontario, Canada (EXFO Photonic), in Chelmsford, Massachusetts, United States (EXFO Service Assurance Inc.), in Eastleigh, Hampshire, United Kingdom (EXFO Europe), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.) and in Pune, India (EXFO India). EXFO Burleigh’s facilities located in Victor, New York, were sold on August 31, 2006.

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

The following table sets forth information with respect to the main facilities that we occupy as of November 3, 2008.

Location	Use of Space	Square Footage	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Partially occupied for manufacturing of telecom products	44,164 (1)	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Fully occupied for research and development, manufacturing, management and administration	128,800 (2)	Owned
2260 Argentia Road Mississauga (Ontario) L5N 6H7	Partially occupied for research and development, manufacturing of life science and industrial products, management and administration	25,328 (3)	Leased
2650 Marie-Curie St-Laurent (Quebec) H4S 2C3	Fully occupied for research and development, management and administration	26,000	Leased
160 Drumlin Circle Concord (Ontario) L4K 3E5	Partially occupied for research and development, product management and administration	23,500 (4)	Owned
55 Renfrew Drive, Suite 100 Markham (Ontario) L3R 8H3	Unoccupied, lease expired on April 30, 2009	26,690	Leased
285 Mill Road Chelmsford, MA 01824 United States	Partially occupied for research and development, manufacturing, management and administration	23,052 (5)	Leased

Location	Use of Space	Square Footage	Type of Interest
Omega Enterprise Park Electron Way, Chandlers Ford, Eastleigh, Hampshire S053 4SE United Kingdom	Fully occupied for European customer service, sales management and administration	10,000	Leased
Hua Chuang Da Industrial Park Bldg D, 2/F, Hangcheng Blvd, Gushu, Xixiang Shenzhen 518126 China	Partially occupied for manufacturing of telecom products	40,000 (6)	Leased
113/1, Lane 4A Koregaon Park Pune 411001 India	Fully occupied for research and development	5,986	Leased
Office No 701, Building 1 The Cerebrum IT Park Wadgaon Sheri, Pune 411014 India	Fully occupied for research and development	16,840	Leased

(1)	Approximately 5% of these premises are not occupied.
(2)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.
(3)	9,792 square feet have been subleased to a third party. The total square footage leased is 36,000.
(4)	Approximately 1/3 of these premises are not occupied.
(5)	7,950 square feet have been subleased to a third party. The total square footage leased is 31,002.
(6)	Approximately 35% of these premises are occupied.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slow-down or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2006, 2007 and 2008, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 19 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

The following discussion and analysis of financial condition and results of operations is dated November 3, 2008, except as indicated herein.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The basic fundamentals of the global telecom industry remain solid for the moment. However, it is still unknown what impacts the current financial crisis might have on the global economy particularly in the United States, where a severe economic slowdown could potentially reduce investments and affect other parts of the world. The main fundamental telecom drivers are based upon exponential growth in bandwidth demand, as well as on the intense competition between telecom operators (telcos) and cable companies (cablecos), who are pushing massive investments in Internet protocol (IP) converged next-generation networks to capitalize on significant operational efficiencies and service revenues.

Global Internet bandwidth demand is growing very rapidly, due to a wide range of applications like video, webgaming, etc. TeleGeography Research has estimated its compound annual growth rate (CAGR) at 54% from 2004 to 2008. This trend is likely to remain steady in the years to come, with the upcoming deployments of Internet protocol television (IPTV), high-definition Internet protocol television (HD-IPTV) and increased online video streaming, since these applications, among others, will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers, who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is now clear that fiber-to-the-home (FTTH) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the long-term to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet protocol) telephony and a myriad of other IP-based applications. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less-expensive methods to increase bandwidth and can be mass-deployed faster.

These investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It is important to mention that the cost of deploying FTTH has largely fallen over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly simple and efficient. We are at the early stages of fiber deployments in access networks, both in the Americas and around the world. Western Europe and China have become increasingly committed to deploying FTTH networks, given their high population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies; for example, 43 Gbit/s (gigabits per second) SONET/SDH is now seeing early deployments and becoming mainstream, while the upcoming 100 Gbit/s Ethernet is in early field trials. The deployment of these solutions is expected to be significantly more economical, especially if trenches need to be dug in order to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly and efficiently mix and transport video with voice and data. These networks will not be capable of efficiently carrying these emerging IP-based services as they are designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, with new SONET/SDH standards, which are part of what the industry is calling next-gen networks, telco operators are increasingly turning to next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services―and even quadruple-play services―as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, telcos are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) demanded by users are optimal in the post-deployment phase.

These market dynamics positively affected telecom test and monitoring suppliers in fiscal 2008; however, deteriorating macro-economic conditions in the United States could instigate a slowdown in capital spending among customers, which would necessarily reduce demand for our test and monitoring solutions.

COMPANY OVERVIEW

EXFO is a leading provider of test and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents more than 85% of our business, offers a wide range of innovative solutions extending across the full technology lifecycle― from design to technology deployment and onto service assurance―and covering all the layers of a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

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

Over the past several years, we have enhanced our competitive position through acquisitions of protocol, copper/xDSL and service assurance test businesses.

In April 2008, we acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.), for a cash consideration of $29.7 million, plus a contingent cash consideration of up to a maximum of $7.5 million, based on booking levels exceeding $16 million up to $40 million in the 12 months following the closing of the deal. Brix Networks, a privately held company located in the Boston (MA) area, offers VoIP and IPTV service assurance solutions across the three areas most affecting the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). Brix Networks’ service assurance solutions are mainly designed for network service providers (NSPs) and large enterprises.

In March 2008, we acquired all issued and outstanding shares of Navtel Communications Inc., for a cash consideration of $11.3 million. Navtel Communications, a privately held company in Toronto, Canada, is a leading provider of Internet protocol multimedia subsystem (IMS) and VoIP test solutions for network equipment manufacturers (NEMs) and NSP labs. Navtel Communications specializes in testing next-generation IP networks that are increasingly combining wireline and wireless technologies. Subsequent to the acquisition, Navtel Communications was merged into the parent company.

In fiscal 2008, we opened our own telecom manufacturing facilities in Shenzhen, China. We now have two main manufacturing sites for our Telecom Division and one plant for our Life Sciences Division. Over time, low-volume, high-complexity telecom products will be manufactured in Quebec City, whereas high-volume, low-complexity telecom products will be manufactured in Shenzhen.

In fiscal 2008, we accelerated the deployment of a software development center in Pune, India, to supplement the research and development capabilities of our labs in Boston, Toronto, Montreal and Quebec City. This will enable us to benefit from the wealth of IP expertise in India, to accelerate product development―especially for our software-intensive protocol test solutions―to take advantage of a lower cost structure.

In January 2006, we acquired substantially all the assets of Consultronics Limited, (now merged with the parent company) a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. This acquisition was a strategic initiative to position EXFO as a genuine one-stop shop for broadband access and triple-play testing, since it complemented our market leadership in the optical FTTx test market.

In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and now merged with the parent company), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction enabled us to combine optical and protocol test modules inside a single field-portable test platform in order to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions―which were consolidated in Montreal, Canada, in fiscal 2004―enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business, and the remaining operations of EXFO Burleigh have mostly been consolidated with those of EXFO Photonic Solutions in Toronto, Canada.

We launched 27 new products in fiscal 2008, including seven in the fourth quarter, compared to 20 in fiscal 2007. Key product introductions in fiscal 2008 included among others a multiservice, multimedium modular handheld platform for characterizing and troubleshooting access networks (AXS-200 SharpTESTER) with related copper access, protocol and optical test modules; a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer); a 40/43 Gbit/s SONET/SDH field-test solution (FTB-8140 Transport Blazer) for high-speed optical networks; an all-in-one chromatic dispersion (CD) and polarization mode dispersion (PMD) analyzer (FTB-5700 Single-Ended Dispersion Analyzer) that requires only one technician to characterize a link from a single end; a triple-play test set (AXS-200/630 VDSL, ADSL2+ and IP Triple-Play Test Set) for the deployment and troubleshooting of ADSL2+/VDSL2 networks; and the advanced IQS-600 Integrated Qualification System, a next-generation, modular test platform for R&D and manufacturing applications. Following the year-end, we introduced an enhanced version of Navtel’s InterWatch platform that simulates up to 256,000 unique IPv6 subscriber addresses per chassis, and new software features on the Transport Blazer test modules for characterizing 40G/43G SONET/SDH networks. Sales from products that have been on the market two years or less accounted for 34.6% for the fiscal year, while our published goal is 30%.

Overall for fiscal 2008, we increased sales 20.2% to $183.8 million from $152.9 million in 2007. Global sales for fiscal 2008 included $5.4 million from newly acquired Brix Networks and Navtel Communications since their acquisitions in the third quarter of 2008. GAAP net earnings reached $18.4 million, or $0.27 per diluted share, including $5.3 million for the recognition of previously unrecognized future income tax assets in the United States, $2.7 million for income tax recovery following the review of our tax strategy related to recently substantively enacted income tax rates in Canada, $1.5 million of income tax expense to account for the recently substantively enacted income tax rate on our future income tax assets in Canada, an extraordinary gain of $3.0 million related to the negative goodwill on the Navtel acquisition, as well as $3.0 million in after-tax amortization of intangible assets and $1.3 million in stock-based compensation costs. In 2007, GAAP net earnings reached $42.3 million, or $0.61 per diluted share, including $24.6 million in recognition of previously unrecognized future income taxes, $3.2 million in recognition of previously unrecognized research and development tax credits, $2.9 million in amortization of intangible assets, $1.1 million from a government grant recovery and $1.0 million in stock-based compensation costs.

In fiscal 2008, we faced a substantial and sudden increase in the value of the Canadian dollar versus the US dollar. The average value of the Canadian dollar increased 11.4% in fiscal 2008, compared to the same period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid commenced on November 8, 2007, and ended on November 7, 2008. All shares repurchased under the bid were cancelled. We redeemed 1.9 million subordinate voting shares for a total consideration of $8.5 million under that program.

On November 6, 2008, the Board of Directors approved a renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.7 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid starts on November 10, 2008, and will end on November 9, 2009, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, the Board of Directors approved a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8.8 million subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than CA$3.40 per share and not more than CA$3.90 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire on December 16, 2008, unless withdrawn, extended or varied. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions.

Upon the approval of the Offer, we suspended the normal course issuer bid referred to above, until 20 business days following the expiration of the Offer.

Sales

We sell our products to a diversified customer base in approximately 95 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and Euros.

In fiscal 2008, no customer accounted for more than 10% of our global sales, with our top customer representing 7.4% of our global sales. In fiscal 2006 and 2007, our top customer accounted for 13.8% and 14.7% of global sales, respectively. The significant sales concentration with this Tier-1 carrier in fiscal 2006 and 2007 was largely due to our leadership position in the FTTx test market and the fact that we benefited from aggressive FTTH rollouts from this customer. This sales concentration significantly decreased in fiscal 2008. However, we do not believe that we have lost market share with this particular customer in fiscal 2008 as the sales level with this customer may fluctuate year-over-year, based on the amount of budget available, the allocation of such budget and the timing and scope of projects. It should also be noted that over the last three years, we significantly increased our business with several other accounts around the globe. Although we maintained our leadership position with this customer, we reduced our customer concentration to a lower level with this customer while increasing our penetration with other accounts.

We believe that we have varied product lines, a diversified customer base, and a market for our products that is spread across geographical areas, which we believe helps protect us against concentration of sales and credit risk.

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

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

Strategic Objectives for Fiscal 2008

In our fiscal 2007 Annual Report, we established three strategic objectives for fiscal 2008. We planned to increase sales through market-share gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2008 and the results achieved for each of these objectives.

Increase sales through market-share gains

We increased our annual sales 20.2% to $183.8 million in fiscal 2008, while our corporate metric for the fiscal year was 20%. In fiscal 2008, our Telecom Division generated a sales growth of 24.0% year-over-year, including 97.4% growth for our protocol test business. It should be noted that Brix Networks and Navtel Communications, which were acquired in the third quarter of 2008, contributed $5.4 million to our protocol test sales in 2008. We also expanded our international presence in Europe, Middle-East and Africa (26.3% sales growth year-over-year) and in the Asia-Pacific region (40.1% sales growth year-over-year). On the other hand, sales from our copper access test business (3.9% decrease year-over-year), optical test business (12.7% growth year-over-year) as well as in the Americas region (12.8% growth year-over-year) fell short of our plans. With regard to the modest growth in our optical test business and Americas region, it is largely attributable to reduced spending by our top customer in fiscal 2008, compared to 2007. We do not believe that we lost market share with this customer, but this Tier-1 network service provider reduced its capital expenditures in fiscal 2008. The decline in our copper access business is mainly due to the fact that we integrated Consultronics’ products into a new modular platform (AXS-200 SharpTESTER) in fiscal 2008, and we anticipate returning to a growth mode in 2009.

Maximize profitability

We generated GAAP earnings from operations of 6.5% in fiscal 2008, while our published metric was 8%. Our GAAP earnings from operations in fiscal 2008 included the negative contribution from newly acquired Brix Networks and Navtel Communications, which was not initially forecasted in our corporate metric. Excluding the negative contribution from these acquisitions, our earnings from operations would have been above 8%.

Focus on innovation

Sales from new products (on the market two years or less) accounted for 34.6% of total sales in 2008, compared to our stated goal of 30%.

Three-year Strategic Objectives

Our goal is to become a strong market leader in the global telecom test and service assurance industry―offering market-driven solutions mainly to NSPs and increasingly covering the service and application layers on a network infrastructure―to enable triple-play services and next-generation, converged IP networking.

To achieve our long-term vision, we plan to expand our leadership position in the portable optical segment, while growing our protocol business even faster to surpass optical in terms of sales. This plan is based first and foremost on organic growth, but it will be supported by strategic acquisitions of small to mid-size companies with best-of-class technologies in nascent, high-growth markets complementary to EXFO’s. We also intend to improve our competitive position through strategic alliances and partnerships.

Following our practice of benchmarking performance, we have established three corporate performance objectives to gauge the success of our overall plan over the next three years:

o	Increase sales significantly faster than the industry growth rate (20% CAGR)
o	Grow EBITDA* in dollars faster than sales (>20% CAGR)
o	Continue raising gross margin (62%)

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and extraordinary gain.

These three-year objectives will guide our actions in upcoming years as we are committed to maximizing shareholder value. They are meant to replace the performance goals that we have been providing on an annual basis. Hopefully, this new information will draw attention to our long-term potential and offer investors a more complete picture of our investment proposition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

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

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

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

Reserve for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis, and replacement cost or net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

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

Future income taxes. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carryforward of unused tax losses and deductions, using substantively enacted income tax rates for the years in which the assets are expected to be realized or the liabilities to be settled. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the expected volatility of our shares, the expected life of the awards and the forfeiture rate.

Adopted in fiscal 2008

On September 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. Sections 3251 and 3865 have been adopted prospectively, while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, we classified our financial instruments as follows:

Cash

Cash is classified as a financial asset held for trading and is carried at fair value in the balance sheet, and any changes in its fair value are reflected in the statements of earnings.

Short-term investments

We elected to classify our short-term investments as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to nominal amount due to their short-term maturity.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at amortized cost, using the effective interest rate method. For us, that value corresponds to nominal amount as a result of their short-term maturity.

Forward exchange contracts

Our forward exchange contracts, which qualify for hedge accounting, are used to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet with changes in their fair value being reported in comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1.9 million, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of our consolidated financial statements in US dollars (our reporting currency), has been reclassified to be presented as a component of accumulated other comprehensive income for all years presented.

Transition

We elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

Section 1506, “Accounting Changes”

On September 1, 2007, we adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. The adoption of this section had no effects on our consolidated financial statements for the year ended August 31, 2008.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. We will adopt these new standards on September 1, 2008, and are currently assessing the disclosure effects these new standards will have on our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We will adopt this new standard on September 1, 2008, and its adoption will have no significant effect on our consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. We will adopt these amendments on September 1, 2008, and their adoption will have no effect on our consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009, and have not yet determined the effects its adoption will have on our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2008	2007	2006	2008	2007	2006
Sales	$183,790	$152,934	$128,253	100.0%	100.0%	100.0%
Cost of sales (1)	75,624	65,136	57,275	41.1	42.6	44.7
Gross margin	108,166	87,798	70,978	58.9	57.4	55.3
Operating expenses
Selling and administrative	61,153	49,580	40,298	33.3	32.4	31.4
Net research and development (2)	26,867	16,668	15,404	14.6	10.9	12.0
Amortization of property, plant and equipment	4,292	2,983	3,523	2.4	1.9	2.7
Amortization of intangible assets	3,871	2,864	4,394	2.1	1.9	3.4
Impairment of long-lived assets	−	−	604	−	−	0.5
Government grants	−	(1,079)	(1,307)	−	(0.7)	(1.0)
Total operating expenses	96,183	71,016	62,916	52.4	46.4	49.0
Earnings from operations	11,983	16,782	8,062	6.5	11.0	6.3
Interest income	4,639	4,717	3,253	2.5	3.0	2.5
Foreign exchange gain (loss)	442	(49)	(595)	0.3	−	(0.5)
Earnings before income taxes and extraordinary gain	17,064	21,450	10,720	9.3	14.0	8.3
Income taxes
Current	(7,094)	3,741	2,585	(3.9)	2.4	2.0
Future	14,094	−	−	7.7	−	−
Recognition of previously unrecognized future income tax assets	(5,324)	(24,566)	−	(2.9)	(16.0)	−
	1,676	(20,825)	2,585	0.9	(13.6)	2.0
Earnings before extraordinary gain	15,388	42,275	8,135	8.4	27.6	6.3
Extraordinary gain	3,036	−	−	1.6	−	−
Net earnings for the period	$18,424	$42,275	$8,135	10.0%	27.6%	6.3%
Basic and diluted earnings before extraordinary gain per share	$0.22	$0.61	$0.12
Basic and diluted net earnings per share	$0.27	$0.61	$0.12

Segment information
Sales:
Telecom Division	$160,981	$129,839	$107,376	87.6%	84.9%	83.7%
Life Sciences and Industrial Division	22,809	23,095	20,877	12.4	15.1	16.3
	$183,790	$152,934	$128,253	100.0%	100.0%	100.0%
Earnings from operations:
Telecom Division	$9,524	$13,132	$6,679	5.2%	8.6%	5.2%
Life Sciences and Industrial Division	2,459	3,650	1,383	1.3	2.4	1.1
	$11,983	$16,782	$8,062	6.5%	11.0%	6.3%
Research and development data:
Gross research and development	$32,454	$25,201	$19,488	17.7%	16.5%	15.2%
Net research and development (2)	$26,867	$16,668	$15,404	14.6%	10.9%	12.0%

Consolidated balance sheets data:
Total assets	$293,066	$279,138	$219,159

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)	Net research and development expenses for the year ended August 31, 2007 include recognition of previously unrecognized research and development tax credits of $3,162, or 2.1% of sales.

SALES

Fiscal 2008 vs. 2007

In fiscal 2008, our global sales increased 20.2% to $183.8 million from $152.9 million for the same period last year, with an 88%–12% split in favor of our Telecom Division (85%–15% in 2007).

Telecom Division

In fiscal 2008, sales of our Telecom Division increased 24.0% to $161.0 million from $129.8 million in 2007.

In fiscal 2008, we posted sales growth due to the market acceptance of our next-generation IP test solutions and continued market-share gains in optical test solutions; due to revenue from newly acquired Brix Networks and Navtel Communications; and due to continued spending in access networks fuelled by the competitive dynamic between telephone and cable companies.

In fiscal 2008, sales of our optical test solutions increased 12.7% to $115.1 million, from $102.1 million in 2007. In addition, in fiscal 2008, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications. Protocol test solutions represented our fastest-growing product line with a year-over-year sales increase of 97.4% (organic growth of 65.6% excluding sales of $5.4 million from our new acquisitions of fiscal year 2008) as they reached $33.7 million in 2008, compared to $17.1 million in 2007. Also, they represented more than 20% of our telecom sales in 2008 (more than 10% in 2007). With these two acquisitions as well as the recent launches of significant strategic protocol test solutions—namely, a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer), a 40/43 Gbit/s SONET/SDH field-test solution for high-speed optical networks (FTB-8140 Transport Blazer) as well as the advanced IQS-600 Integrated Qualification System, a highly scalable modular test platform for R&D and manufacturing applications—we have a much more comprehensive offering in this market segment, which provides us with a significant competitive advantage; we believe this should help us further increase our market share and sales in the upcoming quarters.

However, in fiscal 2008, we posted a year-over-year sales decrease of 3.9% ($7.4 million in fiscal 2008, compared to $7.7 million in 2007) for our copper-access test solutions given that our highly competitive new product offering is only just starting to establish itself on the market and that large-scale IPTV deployments have been delayed, which affected our sales in fiscal 2008 to some extent. During fiscal 2008, we launched new added-value products that integrate Consultronics (copper-access) core knowledge and intellectual property, such as the new AXS-200 SharpTESTER. Also in 2008, we launched a new test module housed inside the AXS-200 SharpTESTER platform, which differentiates our access network offering from those of other vendors. The AXS-200/630 Triple-Play Test Set, which leverages the benefits of Broadcom’s customer premises equipment (CPE) multimode VDSL2 chipset, enables the installation and troubleshooting of ADSL2+ and VDSL2 access networks with the highest level of interoperability. These new, innovative products have yet to contribute to our sales for this market segment. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States. In fiscal 2008, sales of copper-access test solutions made to this customer significantly decreased compared to 2007, which means that we were able to diversify our customer base year-over-year.

It should be noted however that in fiscal 2007, we benefited from aggressive FTTH rollouts from our top customer, and sales to this customer represented 17.3% ($22.5 million) of our telecom sales in fiscal 2007, compared to 8.4% ($13.6 million) this year. Excluding sales to this customer, our telecom sales would have increased 37.3% in fiscal 2008, compared to 2007; we believe this shows that we have properly diversified our customer base year-over-year.

In fiscal 2008, foreign exchange gains on our forward exchange contracts, which are included in our telecom sales, amounted to $4.2 million, compared to $1.3 million in 2007. In fiscal 2008, the average value of the Canadian dollar increased 11.4% versus the US dollar compared to 2007, which contributed to the increase in the foreign exchange gains on our forward exchange contracts year-over-year.

Life Sciences and Industrial Division

In fiscal 2008, sales of our Life Sciences and Industrial Division decreased 1.2% year-over-year at $22.8 million from $23.1 million in 2007.

A significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. In particular, one of our major OEM customers significantly reduced its purchases of our products following the launch of its own solution that competes against our products. Excluding sales to this customer, sales of this division would have increased 3.5% year-over-year.

Net Bookings

Overall, for the two divisions, net accepted orders increased 17.8% year-over-year to a record-high $184.6 million in fiscal 2008 from $156.7 million in 2007, for a book-to-bill ratio of 1.00 (excluding the backlog of Brix Networks and Navtel Communications) in fiscal 2008. Our 17.8% increase in net accepted orders in fiscal 2008, compared to the same period last year, is mainly due to the increased demand for our next-generation IP and optical test solutions, and the contribution of Brix Networks and Navtel Communications since their acquisitions.

Fiscal 2007 vs. 2006

In fiscal 2007, our global sales increased 19.2% to $152.9 million from $128.3 million in 2006, with an 85%–15% split in favor of our Telecom Division (84%–16% in 2006).

Telecom Division

In fiscal 2007, sales of our Telecom Division increased 20.9% to $129.8 million from $107.4 million in 2006.

In fiscal 2007, we posted organic sales growth due to market-share gains in optical testing and next-generation IP test solutions and due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. In fiscal 2007, sales of our optical test solutions increased 19.9% to $102.1 million ($85.2 million in 2006), and we earned our fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for largest market-share gains in optical testing. Also, during fiscal 2007, protocol test solutions were our fastest-growing product line with a sales increase of 48.2% year-over-year as they reached $17.1 million, compared to $11.5 million in 2006. These products represented more than 10% of our Telecom sales in 2007.

In addition, during fiscal 2007, sales of our copper-access test solutions increased 15.5% to $7.7 million, compared to $6.7 million in 2006. It should be noted however that Consultronics (acquired in January 2006) contributed to our sales during the whole period compared to about seven months in 2006, which contributed to the increase in our sales year-over-year. This business unit did not perform as well as expected in 2007, as large-scale IPTV deployments were delayed. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States.

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

Geographic distribution

Fiscal 2008 vs. 2007

In fiscal 2008, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 56%, 28% and 16% of global sales, respectively, compared to 59%, 27% and 14%, respectively in 2007.

In fiscal 2008, we reported sales increases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 12.8%, 26.3% and 40.1%, respectively, which resulted in a larger percentage of sales coming from international markets.

In the Americas, the increase in sales in fiscal 2008, compared to the same period last year, comes from every region; we posted a sales growth of 47.8%, 7.9% and 16.7% in Canada, United States and Latin America, respectively. In the United States, despite the decrease in sales to our top customer year-over-year, we were able to increase our sales in this region. Additionally, Brix Networks and Navtel Communications contributed to the increase in sales in the United States and in Canada year-over-year as most of their sales are made in these two countries. As mentioned above, during fiscal 2007, we benefited from aggressive FTTH rollouts from our top customer, and sales to this customer represented 14.7% ($22.5 million) of our global sales in fiscal 2007, compared to 7.4% ($13.6 million) this year. We believe that we did not lose market share with this particular customer in fiscal 2008; in fact, we believe we have expanded market share as we successfully got additional product-line approvals to partially offset the decline in optical business. Excluding sales to this customer, sales to the United States would have increased 28.7% in dollars year-over-year; this shows that, overall, we have diversified our customer base year-over-year in this region. Finally, sales to Latin America fluctuate depending on the timing and scope of our customers’ projects.

The increase in sales in the EMEA market, in dollars, in fiscal 2008, compared to 2007, is a result of our continued strategy to aggressively develop this market in the past several years, to consistently invest in sales resources, and to develop stronger support and service operations in this region. In addition, many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions as well as our DWDM, ROADM and fiber characterization test kits. Furthermore, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we are seeing the continued return on investment of some specific optical, protocol as well as life sciences and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily expanding market presence, is responsible for the higher sales in this region in fiscal 2008, compared to 2007.

Fiscal 2007 vs. 2006

In fiscal 2007, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 59%, 27% and 14% of global sales, respectively, compared to 60%, 25% and 15%, respectively in 2006.

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

The significant increase in sales in the EMEA market, in dollars, in fiscal 2007, compared to 2006, is apparent in the results for all our product lines, following our efforts to aggressively develop this market in the past several years, and our continued investment to increase our sales presence as well as our initiatives to develop stronger support and service operations in this region. Many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, DWDM and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. In addition, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we started to see the impact of the introduction of some specific optical, protocol and life sciences and industrial products as we steadily increase our market presence in this growth region; this explains the increase in sales in this region in fiscal 2007, compared to the corresponding period last year. However, although we reported sales growth year-over-year in this region, we are facing significant competitive pricing pressure, which prevented us from reaching expected sales growth. In addition, a significant portion of our sales to this market are made through tenders, which vary in number and importance year-over-year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In fiscal 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 13.1% of our global sales. In fiscal 2007, our top customer accounted for 14.7% ($22.5 million) of our global sales, and our top three customers accounted for 19.6% of our global sales.

GROSS MARGIN

Gross margin amounted to 58.9%, 57.4% and 55.3% of sales in fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

Fiscal 2008 marked the sixth consecutive year that the company raised its gross margin as it reached its highest level since fiscal 2001. The increase in our gross margin in fiscal 2008, compared to 2007, can be explained by the following factors. First, in fiscal 2008, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. In addition, the significant increase in global sales, year-over-year, resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, our cost of goods was positively affected by lower costs for raw material due to the significant increase in the value of the Canadian dollar, compared to the US dollar in previous quarters, as most of these costs are incurred in US dollars.

However, the shift in sales between the Americas in favor of APAC had a negative impact on our gross margin year-over-year. In fact, sales to APAC tend to have lower margins than sales to the Americas since we are facing higher pricing pressure in the APAC region. In addition, we are facing continued aggressive pricing pressure worldwide. Furthermore, in fiscal 2008, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the startup of our own manufacturing activities in China, over the last few months, resulted in additional expenses, which reduced our gross margin in fiscal 2008, compared to 2007.

On an ongoing basis and when technically possible, we adjust the design of our products to reuse excess inventory; over the past few years, we experienced higher sales than expected on some product lines and consumed such excess inventory. Consequently, we were able to reuse excess inventories that were written off in previous years. Excess inventory reuse accounted for approximately $1.2 million, or 0.7% of sales in fiscal 2008, compared to approximately $1.7 million, or 1.1% of sales in 2007 and approximately $1.2 million, or 0.9% of sales in 2006.

Fiscal 2007 vs. 2006

Despite the increased strength of the Canadian dollar, compared to the US dollar in fiscal 2007 versus 2006, and the intense competitive pressure on selling prices that we faced in 2007, we were able to significantly increase our gross margin (2.1%) year-over-year.

This increase in our gross margin in fiscal 2007, compared to 2006, can be explained by several factors. First, the increase in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. In addition, sales of our protocol test solutions increased in dollars and as a percentage of sales year-over-year; this had a positive impact on our gross margin, as these products are more software-intensive and tend to have better gross margins than our optical test solutions. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Finally, our initiative to outsource the manufacturing of some product lines to China in fiscal 2007 helped us to improve our gross margin year-over-year.

However, we are facing continued aggressive pricing pressure worldwide, which negatively affected the gross margin in fiscal 2007. In addition, in 2007, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin, as some cost of sales items are denominated in Canadian dollars. Furthermore, the transfer, in fiscal 2007, of our protocol and copper access manufacturing operations from Montreal and Concord to our Quebec City plant resulted in one-time charges, which negatively affected our gross margin during that period. Finally, the setup of our own manufacturing activities in China late in fiscal 2007 resulted in additional one-time costs in 2007, thus reducing the gross margin of that year.

Outlook for Fiscal 2009

Considering our expectations of sales growth in fiscal 2009, our expectations of increase in sales of protocol products and the full contribution of Brix Networks and Navtel Communications (which historically have generated higher margins than our own product lines), the cost-effective design of our products, our manufacturing activities in China and our tight control on operating costs, while no assurance can be given, we expect our gross margin to improve in the next few years. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the ramp-up of our manufacturing facilities in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, would have a negative impact on our gross margin in fiscal 2009 and beyond.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $61.2 million, $49.6 million and $40.3 million for fiscal 2008, 2007 and 2006, respectively. As a percentage of sales, selling and administrative expenses amounted to 33.3%, 32.4% and 31.4% for fiscal 2008, 2007 and 2006, respectively.

In fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including number of employees and expenses to support the launch of several new products and to increase brand-name recognition), compared to 2007.

Also, Brix Networks and Navtel Communications contributed about four months and five months, respectively, in fiscal 2008, which caused our selling and administrative expenses to increase compared to 2007.

The substantial increase in the average value of the Canadian dollar compared to the US dollar also had a significant negative impact ou our selling and administrative expenses since more than half of these expenses are denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

Fiscal 2008 vs. 2007

In fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including number of employees and expenses to support the launch of several new products and to increase brand-name recognition), compared to 2007.

Also, Brix Networks and Navtel Communications contributed about four months and five months, respectively, in fiscal 2008, which caused our selling and administrative expenses to increase compared to 2007.

The substantial increase in the average value of the Canadian dollar compared to the US dollar also had a significant negative impact ou our selling and administrative expenses since more than half of these expenses are denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

In addition, the setup in 2008 of manufacturing facilities in China and a software development center in India contributed to an increase in our administrative expenses year-over-year.

Finally, in fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses during that year.

However, in fiscal 2007, we had large orders sold directly to international customers, for which we still had to pay commissions to distributors instead of selling through our distributors at a discounted price; this did not occur at the same extent in 2008, resulting in higher selling expenses for 2007, compared to 2008.

In fiscal 2008, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to 2007. The significant increase in the average value of the Canadian dollar compared to the US dollar year-over-year, the setup of our manufacturing facilities in China and R&D center in India, as well as the impacts of the acquisitions of Brix Networks and Navtel Communications—whose selling expenses tend to be higher as their products deliver better margins compared to the rest of our product lines—contributed to the increase in these expenses as a percentage of sales.

Fiscal 2007 vs. 2006

In fiscal 2007, we intensified our sales and marketing activities to develop our markets and leverage the significant research and development investments of the prior years; this resulted in higher sales and marketing expenditures (including the number of employees), compared to 2006.

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

Furthermore, Consultronics, acquired in January 2006, contributed to our selling and administrative expenses throughout the entire period, compared to about seven months in 2006, thus increasing these expenses year-over-year.

Also, a stronger Canadian dollar on average for the period, compared to the US dollar during fiscal 2007 versus 2006, caused our selling and administrative expenses to increase year-over-year, as more than half of these expenses are denominated in Canadian dollars.

In addition, late in fiscal 2007, the setup of manufacturing facilities in China and a software development center in India contributed to an increase in our administrative expenses year-over-year.

Finally, in fiscal 2007, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to the corresponding period last year. Larger commissions on international sales as well as our efforts to develop international markets and operations contributed to the increase in these expenses as a percentage of sales.

Outlook for Fiscal 2009

For fiscal 2009, considering the significant impacts of the acquisitions of Brix Networks and Navtel Communications on our selling and administrative expenses—whose selling expenses tend to be higher, as their products deliver better margins compared to the rest of our product lines—we expect our selling and administrative expenses to increase in dollars and range between 32% and 34%. In particular, in fiscal 2009, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

Gross research and development expenses totaled $32.5 million, $25.2 million and $19.5 million for fiscal 2008, 2007 and 2006, respectively. As a percentage of sales, gross research and development expenses amounted to 17.7%, 16.5% and 15.2% for fiscal 2008, 2007 and 2006, respectively, while net research and development expenses accounted for 14.6%, 10.9% and 12.0% of sales for these respective periods. Net research and development expenses for fiscal 2007 included the recognition of non-refundable research and development tax credits in the amount of $3.2 million that were written off in fiscal 2003 following the downturn in the telecommunications industry; this represented 2.1% of sales.

Fiscal 2008 vs. 2007

In fiscal 2008, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a significant and negative effect on our gross research and development expenses as a significant portion of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, we intensified our research and development activities, including additional employees, which resulted in more gross research and development expenses in both divisions in fiscal 2008, compared to 2007. Furthermore, Brix Networks and Navtel Communications contributed about four months and five months, respectively, in fiscal 2008, which caused our gross research and development expenses to increase compared to 2007. It should be noted that Brix Networks and Navtel Communications tend to incur a higher percentage of sales for research and development expenses compared to our other product lines as their products are more software-intensive; but they deliver higher margins than most of our other product lines. Also, we established a research and development center focused on software development in Pune, India, which resulted in increased expenses year-over-year.  Finally, in fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during that year and caused our fiscal 2008 expenses to increase year-over-year.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the negative effect of the increased value of the Canadian dollar versus the US dollar year-over-year, the impact of the acquisitions of Brix Networks and Navtel Communications as well as the severance expenses incurred in fiscal 2008.

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

Tax credits

In fiscal 2008, tax credits from the Canadian federal and provincial governments for research and development activities were $5.6 million, $8.5 million and $4.1 million for fiscal 2008, 2007 and 2006, respectively. As a percentage of gross research and development expenses, tax credits and grants reached 17.2%, 33.9% and 21.0% for fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

In fiscal 2007, and as explained below, tax credits included $3.2 million, or 12.5% of gross research and development expenses, for the recognition of non-refundable research and development tax credits that were written off in fiscal 2003 following the downturn in the telecommunications industry. Excluding this one-time revenue, tax credits would have increased $216,000 in fiscal 2008, compared to 2007.

This increase in the dollar amount of our tax credits in fiscal 2008, compared to 2007, is due to the increased strength of the Canadian dollar, compared to the US dollar year-over-year, since these credits are solely earned on research and development expenses incurred in Canada. However, the decrease in research and development tax credits as a percentage of gross research and development expenses is mainly due to the fact that since the beginning of fiscal 2008, the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than in fiscal 2007 following the establishment of our new software development center in India as well as the acquisition of Brix Networks, which is located in the United States. Our research and development activities conducted outside Canada are not entitled to tax credits.

Fiscal 2007 vs. 2006

During fiscal 2003, following the downturn in the telecommunications industry and after being in a cumulative loss position, we wrote off deferred non-refundable research and development tax credits of our parent company because it was more likely than not that these assets would not be realized.

In fiscal 2007, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in the parent company at the Canadian federal level, and also because we expect to generate sufficient taxable income in future years, we concluded that is was more likely than not that deferred non-refundable income tax credits of our parent company would be realized. Consequently, in fiscal 2007, we recorded previously unrecognized non-refundable research and development tax credits in the amount of $3.2 million, or 12.5% of gross research and development expenses. These non-refundable tax credits of $3.2 million recognized in fiscal 2007 can be carried forward against future years’ Canadian federal income taxes payable and expire between 2011 and 2014.

In addition to this one-time tax credit, our tax credits increased in dollars in fiscal 2007, compared to 2006, for several reasons. First, the increase in gross research and development expenses in Canada in 2007, compared to 2006, resulted in more expenses being eligible for tax credits as we were entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar year-over-year, resulted in higher tax credits since these credits are solely earned on research and development expenses incurred in Canada.

Also, due to the one-time recognition of non-refundable tax credits from prior years, our tax credits significantly increased as a percentage of gross research and development expenses. Had prior years’ credits not been recognized, our tax credits would have been flat year-over-year as a percentage of gross research and development expenses, as we incurred most of our expenses in Canada and were entitled to the same grant programs and tax credits.

Outlook for Fiscal 2009

For fiscal 2009, we expect that our research and development expenses will increase in dollars, and range between 14% and 16% of sales, given our focus on innovation, the addition of Brix Networks and Navtel Communications, whose products are software-intensive, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world with the establishment of a research and development center focused on software development in Pune, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2008, amortization of property, plant and equipment was $4.3 million, compared to $3.0 million in 2007 and $3.5 million in 2006.

Fiscal 2008 vs. 2007

The recent startup of our own manufacturing and research and development facilities in China and India, the upgrade of our IT systems, and the impact of the acquisition of Brix Networks and Navtel Communications, which contributed about four months and five months in fiscal 2008, respectively, resulted in an increase in our amortization expenses in fiscal 2008 compared to last year. In addition, the increase in the average value of the Canadian dollar versus the US dollar in fiscal 2008, compared to 2007, contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars.

Fiscal 2007 vs. 2006

The decrease in amortization expenses in fiscal 2007, compared to 2006, despite the increase in the strength of the Canadian dollar, compared to the US dollar, as well as the acquisition of Consultronics in January 2006, is mainly due to the fact that some of our property, plant and equipment became fully amortized in 2007 and 2006.

Outlook for Fiscal 2009

For fiscal 2009, we expect the amortization of property, plant and equipment to increase in dollars due to the upgrade of our IT systems in fiscal 2008, the full impact of the acquisitions of Brix Networks and Navtel Communications, and, more importantly, the expansion of our own manufacturing and research and development facilities in China and India. Also, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of property, plant and equipment to increase, as most of these are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $3.9 million, $2.9 million and $4.4 million for fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

The increase in amortization expenses in fiscal 2008, compared to 2007, is mainly due to the acquisition of Brix Networks core technology, acquired in the third quarter of 2008 and the increased strength of the Canadian dollar compared to the US dollar.

Fiscal 2007 vs. 2006

The decrease in amortization expenses in fiscal 2007, compared to 2006, despite the increased strength of the Canadian dollar compared to the US dollar, and the acquisition of Consultronics in January 2006 is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005 and 2006; namely, those related to the acquisition of EXFO Burleigh, EXFO Photonics Solutions and EXFO Protocol.

Outlook for Fiscal 2009

For fiscal 2009, we expect the amortization of intangible assets to increase because we will have the full impact of the acquisition of Brix Networks.

IMPAIRMENT OF LONG-LIVED ASSETS

Fiscal 2006

In June 2006, we entered into an agreement to sell one of our buildings (located in Rochester, NY) along with some equipment, and we recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price of $1.2 million. The sale of these assets was finalized in the fourth quarter of 2006 for the expected net selling price. These assets were related to the Life Sciences and Industrial Division.

GOVERNMENT GRANTS

During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2.2 million over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred CA$1.5 million (US$1.3 million) in the balance sheet until we received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted us with its final approval and we recorded CA$1.5 million (US$1.3 million) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount we claimed under this program, a sum of CA$1.1 million (US$1.1 million) was deferred in the balance sheet until we received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted us its final approval, and we recorded CA$1.1 million (US$1.1 million) in the earnings from operations in the statement of earnings of fiscal 2007.

As at August, 31, 2007 and 2008, we were not part of any significant grant programs.

INTEREST INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest income amounted to $4.6 million, $4.7 million and $3.3 million for fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

The slight decrease in interest income in fiscal 2008, compared to 2007, is mainly due to the decrease of our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications, the redemption of share capital for $8.1 million in accordance with our share buy-back program as well as the general reduction in interest rates year-over-year. However, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the increase in our interest income in fiscal 2008, compared to 2007, as it is denominated in Canadian dollars. In addition, in fiscal 2008, we received interest of $241,000 by the Canadian tax authorities following the recovery during that period of prior years’ income tax receivable.

Fiscal 2007 vs. 2006

The increase in our interest income in fiscal 2007, compared to 2006, is mainly due to the increase in interest rates year-over-year. Also, our average cash position increased in fiscal 2007 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

Outlook for Fiscal 2009

Assuming no acquisitions paid in cash are made in fiscal 2009 and relative stability in interest rates, we expect our interest income to decrease in 2009 as our average cash position is expected to be lower in fiscal 2009, considering the impact of our share repurchase programs and the cash used in fiscal 2008, namely for the consideration paid for the acquisitions of Brix Networks and Navtel Communications, the redemption of share capital and the additions of capital assets. This should be slightly mitigated by cash flows from operating activities in 2009.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

Our foreign exchange gain amounted to $442,000 in fiscal 2008, compared to foreign exchange losses of $49,000 and $595,000 for 2007 and 2006, respectively.

In fiscal 2008, we witnessed instability in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall, resulted in a foreign exchange gain of $442,000. The average exchange rate was CA$1.0071 = US$1.00 in fiscal 2008, compared to a year-end exchange rate of CA$1.0564 = US$1.00 as at August 31, 2007, and CA$1.0626 = US$1.00 as at August 31, 2008.

In fiscal 2007, we also witnessed instability in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall, resulted in a small foreign exchange loss of $49,000. The average exchange rate was CA$1.1215 = US$1.00 in fiscal 2007, compared to a year-end exchange rate of CA$1.1066 = US$1.00 as at August 31, 2006, and CA$1.0564 = US$1.00 as at August 31, 2007.

It should be noted that foreign exchange rate fluctuations also flow through P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in fiscal 2008, compared to 2007, resulted in a significant and negative impact on our financial results. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year. In fact, the average value of the Canadian dollar in fiscal 2008 was CA$1.0071 = US$1.00 versus CA$1.1215 = US$1.00 in 2007, representing an increase of 11.4% in the average value of the Canadian dollar year-over-year. In fiscal 2007, the average value of the Canadian dollar was CA$1.1215 = US$1.00 versus CA$1.1481 = US$1.00 in 2006, representing an increase of 2.4% in the average value of the Canadian dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

We recorded an income tax expense of $1.7 million in fiscal 2008, compared to an income tax recovery of $20.8 million in 2007, and an income tax expense of $2.6 million in 2006.

Fiscal 2006

Since fiscal 2003, we have maintained a full valuation allowance against our consolidated future income tax assets. In fiscal 2006, we recorded an income tax expense of $2.6 million. Most of this expense represented income taxes payable at the Canadian federal level, which were reduced by research and development tax credits that were recorded against gross research and development expenses in the statement of earnings of that year.

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in the parent company (Canadian federal and provinces levels) and in one of our subsidiaries, located in the United States, and also because we expected to generate sufficient taxable income in future years, we concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of our future income tax assets in the United States would be realizable. Consequently, we reversed a portion of our valuation allowance against future income tax assets in the amount of $24.6 million. From this amount, $16.2 million was related to the Canadian federal level, $3.2 million was related to the Canadian provincial levels and $5.2 million was related to the United States level. Future income tax assets recognized in 2007 were recorded in the income tax provision in the statement of earnings for that year.

However, in the United States (federal level), based on available positive and negative evidence as at August 31, 2007, as well as the level and the nature of cumulative and expected profits, we maintained a valuation allowance of $7.6 million on a portion of our future income tax assets in this tax jurisdiction because it was more likely than not that these assets would not be recovered. These future income tax assets consisted of operating losses carried forward.

In other tax jurisdictions where we have future income tax assets, we were still in a cumulative loss position as at August 31, 2007, and available negative evidence outweighed positive evidence. Consequently, for these tax jurisdictions, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2007, the valuation allowance recorded for these tax jurisdictions amounted to $4.9 million and mainly related to deferred operating losses.

Except for the reversal of the valuation allowance in fiscal 2007, most of the income tax expenses recorded in fiscal 2007 represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

Fiscal 2008

During fiscal 2008, reductions to the Canadian federal statutory tax rate were substantively enacted. Therefore, Canadian federal future income tax assets decreased by $1.5 million and generated a future income tax expense in the same amount during the year.

In addition, during fiscal 2008, taking into account these new Canadian federal substantively enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income. Consequently, we amended our prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which reinstated previously used research and development tax credits. This resulted in an increase of $2.7 million in both our tax-related assets in the balance sheet and future income tax recovery in the statement of earnings for the year ended August 31, 2008.

Finally, during fiscal 2008, considering the expected positive impacts the acquisitions of Navtel Communications and Brix Networks will have on future years’ taxable income at the United States federal level and because actual taxable income in the United States is greater than initially expected, we concluded that it was more likely than not that all future income tax assets of our existing consolidated US group would be recovered. Consequently, we reversed our valuation allowance against future income tax assets in the amount of $7.6 million. The portions of the valuation allowance that were reversed, and that were attributable to the effects of the Navtel Communications and Brix Networks acquisitions—in the amount of $652,000 and $1.6 million, respectively—were included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5.3 million, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

As at August 31, 2008, our net future income tax assets amounted to $24.7 million, and our non-refundable research and development tax credits amounted to $20.7 million. In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $174 million in pretax earnings at the Canadian federal level, approximately $33 million at the Canadian provincial levels, and approximately $37 million at the United States federal level.

Based on the existing and expected levels of pretax earnings in these tax jurisdictions, we believe that we should be able to recover our income tax assets at the Canadian federal level, at the Canadian provincial levels, and at the United States federal level over the next seven years, four years and nine years, respectively.

Valuation allowance

As at August 31, 2008, we were still in a cumulative loss position in certain of our subsidiaries and negative evidence outweighed positive evidence. For these subsidiaries, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2008, the valuation allowance for these subsidiaries amounted to $15.5 million and mainly related to operating losses and research and development expenses carried forward. Of the global valuation allowance of $15.5 million, $8.2 million related to Brix Networks. In the event that we reverse a portion of or all the valuation allowance, the amount of such reversal would reduce the amount of goodwill recognized for this acquisition.

Please refer to note 15 of our consolidated financial statements included elsewhere in this Annual Report for more details on income taxes and a full reconciliation of the income tax provision.

EXTRAORDINARY GAIN

In conjunction with the acquisition of Navtel Communications, we recorded negative goodwill in the amount of $3.0 million. This negative goodwill has been recorded as an extraordinary gain in the statement of earnings for fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2008, cash and short-term investments totalled $87.5 million, while our working capital was at $144.6 million. Our cash and short-term investments decreased $42.2 million in fiscal 2008, compared to 2007, mainly due to the cash payments of $41.0 million, $6.5 million and $8.1 million for the acquisitions of Brix Networks and Navtel Communications, the purchases of capital assets and the redemption of share capital, respectively. On the other hand, operating activities generated cash flows of $13.8 million. We also recorded an unrealized foreign exchange gain on our cash and short-term investments of $0.4 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of commercial paper issued by ten (seven as at August 31, 2007) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a liquidity risk; and none of them represents asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions and our share repurchase programs.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash contingent consideration payable for the acquisition of Brix Networks and the effect of our share repurchase programs. In addition to these assets, we have unused available lines of credit totaling $10.5 million for working capital and other general corporate purposes and unused lines of credit of $18.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

As at August 31, 2008, our commitments under operating leases amounted to $3.6 million in 2009, $3.1 million in 2010, $1.5 million in 2011, $629,000 in 2012 and $57,000 in 2013 and after, for total commitments of $8.9 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows provided by operating activities were $13.8 million in fiscal 2008, compared to $14.4 million in 2007 and $12.3 million in 2006.

Fiscal 2008 vs. 2007

Cash flows provided by operating activities in fiscal 2008 were attributable to the net earnings after items not affecting cash of $34.7 million, offset in part by the negative net change in non-cash operating items of $20.9 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $4.3 million of our accounts receivable, the negative effect on cash of the increase of $12.8 million of our income tax and tax credits recoverable, the negative effect on cash of the increase of $2.2 million of our inventories as well as the negative effect on cash of the decrease of $1.4 million of our accounts payable and accrued liabilities. The increase of our accounts receivable is directly attributable to the increase in sales year-over-year. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered as well as the effect of the change in our tax strategy, explained elsewhere in this document. This increase was mostly offset by the positive effect on cash of the decrease of our future income tax assets (in items not affecting cash), which also resulted from the change in the tax strategy. The increase in our inventories resulted from expected increased sales activities for the next quarters. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Fiscal 2007 vs. 2006

Cash flows provided by operating activities in fiscal 2007 were attributable to the net earnings after items not affecting cash of $24.6 million, less the negative net change in non-cash operating items of $10.2 million. Our accounts receivable, our income taxes and tax credits recoverable as well as our inventories increased in fiscal 2007, resulting in negative effects on cash flows of $5.5 million, $3.4 million and $5.5 million, respectively. However, our accounts payable and accrued liabilities increased during fiscal 2007, resulting in a positive effect on cash flows of $4.1 million. The increase in sales year-over-year explains the increase in accounts receivable. Also, one-time recognition of prior years’ non-refundable tax credits of $3.2 million explains most of the increase in our income taxes and tax credits recoverable year-over-year. Furthermore, increased sales activities in fiscal 2007 resulted in higher inventory levels in 2007 in order to sustain these additional sales activities. However, increased levels of activities in fiscal 2007, compared to 2006, resulted in an increase in our accounts payable and accrued liabilities year-over-year.

Investing Activities

Cash flows used by investing activities amounted to $4.2 million in fiscal 2008, compared to $16.1 million in 2007 and $13.2 million in 2006.

Fiscal 2008 vs. 2007

In fiscal 2008, we disposed (net of acquisitions) of $43.3 million worth of short-term investments to pay for the cash consideration of $41.0 million for the two business combinations closed during the year. Also, we paid $6.5 million for the purchase of capital assets.

Fiscal 2007 vs. 2006

In fiscal 2007, we acquired (net of sales) $13.6 million worth of short-term investments and paid $5.6 million for the purchase of capital assets. On the other hand, in fiscal 2007, we received net proceeds of $3.1 million from the disposal of capital assets.

Financing activities

Cash flows used by financing activities amounted to $8.0 million in fiscal 2008, compared to cash flows provided of $330,000 in 2007 and of $142,000 in 2006.

Fiscal 2008 vs. 2007

In fiscal 2008, we redeemed share capital for a cash consideration of $8.1 million. However, during that year, exercise of stock options generated $61,000 ($557,000 and $802,000 in fiscal 2006 and 2007, respectively).

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

As at August 31, 2008, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2008 to August 2009	$36,600,000	1.0686
September 2009 to August 2010	$17,400,000	1.0535
September 2010 to August 2011	$2,400,000	1.0619

As at August 31, 2008, the fair value of our forward exchange contracts, which represents the amount we would receive or pay to settle the contracts based on the forward exchange rate at year end, represented net gains of $62,000 ($3.4 million as at August 31, 2007).

CONTINGENCY

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

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

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class-action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class-action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2008.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share Capital

As at November 3, 2008, EXFO had 36,643,000 multiple voting shares outstanding, entitling to ten votes each and 30,606,791 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. In fiscal 2008, we redeemed 1,682,921 subordinated voting shares for a total consideration of $8.1 million based on our share buy-back program.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,748,457 as at August 31, 2008. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2008:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	10%	$9.05
Board of Directors (five individuals)	194,375	11%	$6.23
Management and Corporate Officers (eight individuals)	212,139	11%	$14.49

	586,156	32%	$10.08

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	85,460	10%
Management and Corporate Officers (ten individuals)	238,069	28%

	323,529	38%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (four individuals)	79,185	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2008, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at August 31, 2008, our letters of guarantee amounted to $5.7 million; these letters of guarantee expire at various dates through fiscal 2010. From this amount, we had $1.5 million worth of letters of guarantee for our own selling and purchase requirements, which were reserved from one of our lines of credit. The remainder in the amount of $4.2 million was used to secure our line of credit in Chinese currency. This line of credit was unused as at August 31, 2008. These letters of guarantee were secured by short-term investments. Our forward exchange contracts are described above.

VARIABLE INTEREST ENTITY

As of August 31, 2008, we did not have interests in any variable interest entities.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 3, 2008.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Telecom Sales - International
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development, Telecom Division
NORMAND DUROCHER St-Sauveur, Quebec	Vice-President, Human Resources
ALLAN FIRHOJ Georgestown, Ontario	Vice-President and General Manager, Life Sciences and Industrial Division
ROBERT FITTS Minesing, Ontario	Vice-President, Corporate Development
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Telecom Product Management and Marketing
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Telecom Manufacturing Operations and Customer Service
VIVIAN HUDSON Beaconsfield, Quebec	Vice-President and General Manager, EXFO Service Assurance Business Unit
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
PIERRE MARCOUILLER Magog, Quebec	Independent Director
GUY MARIER Lakefield Gore, Quebec	Independent Lead Director
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
JOSEPH SUTHERLAND Apsley, Ontario	Vice-President and General Manager, Navtel Product Group
DAVID A. THOMPSON Newton, North Carolina	Independent Director
ANDRÉ TREMBLAY Outremont, Quebec	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Telecom Sales - Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Quebec, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of EXFO’s Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Today, he is also an active philanthropist for l’Institut de Cardiologie de Québec. Mr. Allard is presently Area Vice-President, Sales for Cisco Systems Inc., where he has held several management positions over the years. Currently, he is responsible for sales and field operations of Cisco’s Global Enterprise Client segment, focusing on new market opportunities, accelerated revenue growth and increased customer satisfaction. Prior to joining Cisco, Mr. Allard worked for IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, School of Management, in Canada.

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

Vivian Hudson was nominated Vice-President and General Manager for EXFO’s Service Assurance business unit in September 2008. Prior to joining EXFO, Ms. Hudson held various general management positions at Nortel, including those of General Manager for the Systems Integration unit for the Microsoft-Nortel Innovative Communications Alliance; the GSM business in France; and the High-Capacity Optical Networks group. Ms. Hudson first began at Nortel in 1990 and worked through the ranks, namely in European Marketing (based in the UK and in France), Optical Product Management, Wireless Operations, as well as Optical and Wireless General Management. Prior to this, she held positions at Bell Canada as a business/services planner, at Canadian Pacific as a telecommunications networking end user, and at DMR as a telecommunications consultant. A recognized global high-tech business leader, Ms. Hudson has also pursued sustainable development activities in the telecommunications area and serves on several boards. Namely, she is a governor of Carleton University’s Board of Governors and sits on the board of Shad International. She also holds the ICD.D designation from the Institute of Corporate Directors of Canada. Vivian Hudson holds a Bachelor of Science from Université Laval in Quebec City, and a Master of Business Administration from McGill University in Montreal.

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

Joseph Sutherland was appointed Vice-President and General Manager of Navtel Product Group in March 2008, following EXFO’s acquisition of Navtel Communications Inc., an Ontario-based, communications software company. Mr. Sutherland was President of Navtel Communications Inc. from 2005 to 2008, and from 1976 to 1998. In this role, he was responsible for growing the company from inception to over $40 million in revenue with several hundred employees. During his tenure at Navtel, Mr. Sutherland raised significant venture capital, conducted several acquisitions and successfully divested Navtel to a large European public company. After divesture, he continued on as Divisional President of GN Nettest and was part of the executive management team, participating in numerous acquisition and strategy development activities until his retirement in 1998. Prior to resuming his functions as President of Navtel in 2005, Mr. Sutherland served on several boards. Namely, from 1998 until his successful exit in 2004, he was Chairman of the Board of Toogood Financial Systems, a financial software company based in Richmond Hill, Ontario Mr. Sutherland completed an Executive Management Program in Marketing and Sales Management at the University of British Columbia in Canada.

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

André Tremblay has served as our Director since June 2000. Mr. Tremblay is a Founder and Managing Partner of Trio Capital Inc, a private equity fund management company.  He has more than 20 years experience in the telecommunications industry, having been actively involved in the conception, financing and management of several companies. As a special advisor to the President of Telesystem Ltd., and as President of Telesystem Enterprises Ltd. from 1992 to 1998, he managed a portfolio of telecommunication companies. For almost 10 years, he served as President and Chief Executive Officer of Microcell Telecommunications, a wireless network and service provider, which he led from its inception on through the different phases of its evolution. During that time, he has also provided early-stage financing, along with strategic advice and direction, for start-up technology firms. In 2005, he was appointed by Canada’s Industry Minister as member of the Telecommunications Policy Review Panel to make recommendations on how to modernize Canada’s telecommunication policies and regulatory framework. Mr. Tremblay holds bachelor’s degrees in management and in accounting from Laval University, a master’s degree in taxation from Université de Sherbrooke, and is also a graduate of Harvard Business School’s Advanced Management Program.

Dana Yearian was appointed our Vice President, Telecom Sales - Americas in March 2007. Prior to this appointment, Mr. Yearian held the position of Vice-President, Telecom Sales − North America. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across North, Central and South America. Mr. Yearian oversees all sales-related functions for the EXFO sales organization throughout this territory, including sales operations, global account management and partner programs. As a member of the Strategy and Management committees, he also helps develop corporate strategy. Prior to joining EXFO, Mr. Yearian held senior executive sales positions at Spirent Communications Service Assurance Division and Acterna Corp. Mr. Yearian also held various executive positions; namely, at Toshiba America, Silicon Sensors (Advanced Photonix, Inc.), and Impell Corporation (ABB Ltd.). Mr. Yearian holds a bachelor's degree in electrical engineering from the Illinois Institute of Technology in Chicago and has completed MBA course work at DePaul University, also in Chicago, Illinois, USA.

 Term of Executive Officers

Executive officers are appointed annually by the Board of Directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.	Compensation

 Director Compensation

In the financial year ended August 31, 2008, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the Director pursuant to the Deferred Share Unit Plan.

Annual Retainer for Directors (1)	CA$50,000 (2)	US$49,648 (3)
Annual Retainer for Lead Director	CA$5,000	US$4,965 (3)
Annual Retainer for Committee Chairman	CA$5,000	US$4,965 (3)
Annual Retainer for Committee Members	CA$3,000	US$2,979 (3)
Fees for all Meetings Attended per day in Person	CA$1,000	US$993 (3)
Fees for all Meetings Attended per day by Telephone	CA$500	US$496 (3)

(1)
All the Directors elected to receive 50% of their Annual Retainer in form of Deferred Share Units except Mr. André Tremblay who elected to receive 100% of his Annual Retainer in form of Deferred Share Units.

(2)	The Annual Retainer for Mr. David A. Thompson is US$50,000 (CA$50,355). The Annual Retainer for Mr. Pierre-Paul Allard will also be in US$.
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.0071 = US$1.00 for the financial year ending August 31, 2008.

In the financial year ended August 31, 2008 and as of November 3, 2008, the Directors who were not employees received the following compensation in the form indicated:

Name	Annual Compensation Paid in Cash (US$) (1)	Annual Compensation Paid in DSUs (#) (2)	Estimated Value of DSUs at the time of grant (US$) (3)	Total Attendance Fees Paid in Cash (US$) (1)
Pierre-Paul Allard	–	–	–	–
Pierre Marcouiller (4)	30,781	5,174	24,824	5,461
Guy Marier (5)	35,746	5,174	24,824	8,440
Dr. David A. Thompson (6)	29,217	5,228	25,000	6,951
André Tremblay (7)	7,944	10,349	49,648	7,944
Michael Unger (8)	28,655	3,760	18,618	6,454

(1)
The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.0071 = US$1.00 for the financial year ending August 31, 2008 except for Mr. David A. Thompson who is paid in U.S. dollar for the portion of his annual retainer for Director.  The Annual Compensation includes, as the case may be, the retainer for Director, Lead Director, Committee Members and Committee Chairman.

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
(5)
Member of the Audit Committee and the Human Resources Committee, Lead Director and Chairman of the Human Resources Committee per interim in replacement of Mr. Unger and starting October 2008, he was confirmed as Chairman.

(6)	Member of the Human Resources Committee and the Audit Committee since April 2008.
(7)	Member of the Human Resources Committee and Chairman of the Audit Committee.
(8)	Member of the Audit Committee and Chairman of the Human Resources Committee until his resignation that was effective on June 26, 2008.

Executive Compensation

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year, (collectively, the "Named Executive Officers"). This information includes the U.S. dollar value of base salaries, bonus awards and Long-Term Incentive Plan grants, the number of options or Restricted Share Units granted, and other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Years	Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation ($) (3)	Securities Under Options (4) (#)	Restricted Share Units (5) (#)	All Other Compensation ($)
Germain Lamonde, President and Chief Executive Officer	2008	347,533 (US) 350,000 (CA)	198,848 (US) 200,260 (CA)	-	-	29,910	-
	2007	294,334 (US) 330,096 (CA)	131,145 (US) 147,080 (CA)	-	-	25,347	-
	2006	271,753 (US) 312,000 (CA)	147,558 (US) 169,412 (CA)	-	11,218	21,477	-
Pierre Plamondon, Vice-President Finance and Chief Financial Officer	2008	201,569 (US) 203,000 (CA)	71,047 (US) 71,551 (CA)	-	-	9,637	5,240 (US) (6) 5,278 (CA)
	2007	173,862 (US) 194,986 (CA)	56,906 (US) 63,820 (CA)	-	-	12,930	4,836 (US) (6) 5,423 (CA)
	2006	165,691 (US) 190,230 (CA)	60,167 (US) 69,078 (CA)	-	3,653	6,994	4,283 (US) (6) 4,918 (CA)
Dana Yearian, Vice-President, Telecom Sales - Americas	2008	289,219 (US) 291,272 (CA)	4,826 (US) 4,861 (CA)	-	-	7,225	7,401 (US) (6) 7,453 (CA)
	2007	250,592 (US) 281,039 (CA)	8,326 (US) 9,338 (CA)	-	-	6,645	566 (US) (6) 634 (CA)
	2006	7,851 (US) (7) 9,014 (CA)	- -	-	-	5,000	236 (US) (6) 270 (CA)
Jon Bradley, Vice-President, Telecom Sales - International	2008	296,960 (US) 299,069 (CA) 149,276 (£)(8)	34,940 (US) 35,188 (CA) 17,563 (£)(8)	-	-	6,122	-
	2007	226,991 (US) 254,571 (CA) 116,011 (£)(8)	19,470 (US) 21,836 (CA) 9,951 (£)(8)	-	-	-	-
	2006	194,908 (US) 223,774 (CA) 108,778 (£)(8)	12,684 (US) 14,563 (CA) 7,079 (£)(8)	-	-	2,500	-
Stephen Bull, Vice-President. Research and Development, Telecom Division	2008	173,369 (US) 174,600 (CA)	49,835 (US) 50,189 (CA)	-	-	7,340	4,235 (US) (6) 4,265 (CA)
	2007	141,891 (US) 159,131 (CA)	35,399 (US) 39,700 (CA)	-	-	15,905	3,657 (US) (6) 4,102 (CA)
	2006	133,917 (US) 153,750 (CA)	33,144 (US) 38,053 (CA)	-	1,803	4,602	3,330 (US) (6) 3,823 (CA)

(1)
The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.0071 = US$1.00 for the financial year ending August 31, 2008, CA$1.1215 = US$1.00 for the financial year ending August 31, 2007 and CA$1.1481 = US$1.00 for the financial year ending August 31, 2006. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

(2)	A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3)
Indicates only an aggregate amount if such amount is equivalent or greater than $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year ended August 31, 2008.

(4)	Indicates the number of Subordinate Voting Shares underlying the options granted under the Long-Term Incentive Plan during the financial year indicated.

(5)	Indicates the number of Restricted Share Units granted under the Long-Term Incentive Plan during the financial year indicated.
(6)
Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or 401K Plan, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Bradley did not participate.

(7)
This amount represents the salary paid to Mr. Yearian from August 14, 2006 until August 31, 2006 which is based on an annual salary amounted to US$173,424 (CA$199,109) for the financial year ended August 31, 2006.

(8)
The compensation information for UK resident has been converted from British Pound to U.S. dollars based upon an average foreign exchange rate of £1.9893 = US$1.00 for the financial year ended August 31, 2008, £1.9566 = US$1.00 for the financial year ended August 31, 2007 and £1.7918 = US$1.00 for the financial year ended August 31, 2006. For the conversion from U.S. dollars to Canadian dollars, please refer to note 1 above. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuation in exchange rate.

Employment Agreements

We have an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the immediate vesting of all stock options and RSUs.  In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 24 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns, he will be entitled to immediate vesting of all stock options and RSUs.

We have an employment agreement with Mr. Pierre Plamondon, our Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

We have an employment agreement with Mr. Dana Yearian, our Vice-President, Telecom Sales - Americas. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the our assets or of the majority of our share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

We have an employment agreement with Mr. Jon Bradley, our Vice-President, Telecom Sales - International. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of the our assets or of the majority of our share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

We have an employment agreement with Mr. Stephen Bull, the Corporation’s Vice-President, Research and Development, Telecom Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to severance payments (in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bull’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments (in no case exceeding 18 months remuneration plus health benefits) and to the immediate vesting of all stock options and RSUs.

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

The key elements of our 2008 executive compensation program were Base salary, the Short Term Incentive Plan, and stock-based incentive compensation delivered through the Long Term Incentive Plan.  To determine appropriate compensation levels for each pay component, the Committee considered all elements of the executive compensation program. The Committee did not assign specific weightings to any key element of our 2008 executive compensation program.

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

Target payout levels for Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2008 were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. The minimum, target and maximum payouts to senior officers under the STIP (expressed as a percentage of their base salary) for the financial year ending August 31, 2008 were as follows:

Our President and Chief Executive Officer, Mr. Germain Lamonde, has a short term incentive target of 55% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Chief Financial Officer, Mr. Pierre Plamondon, has a short term incentive target of 35% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Our Vice-President, Research and Development, Telecom Division, Mr. Stephen Bull, has a short term incentive target of 30% of his annual base salary. That bonus is based on the achievement of financial, strategic and individual objectives as shown in the following table.

Measure (1)	Weighting Mr. Lamonde, Mr. Plamondon and Mr. Bull
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Growth metrics	10%
Personal objectives (multiplier)	0% - 125%

(1)
Sales, Earnings, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short term incentive target % of the individual annual base salary.

Our Vice-President, Telecom Sales - International, Mr. Jon Bradley, and Vice-President, Telecom Sales - Americas, Mr. Dana Yearian, do not participate in the short term incentive plan that is available to the company’s other senior executives. Instead, Mr. Bradley and Mr. Yearian participate in the company’s sales incentive plan (SIP). Under the SIP, Mr. Bradley and Mr. Yearian have target incentives of 40% of their annual base salaries. The SIP is based 40% on the achievement of revenue targets (billings), 40% on margin targets and 20% on management objectives.

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

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. Our Board of Directors, upon recommendation of the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2008, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the median compensation offered in the reference group. A portion of the target RSU awards are fixed, in order to encourage executive retention over the longer term, and the balance are made at, above, or below target levels based on merit, as determined by each executive's individual performance over the previous year.

The exercise price of the options is determined by our Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation.  In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars.  Any option issued is non-transferable. At the end of our financial year ended August 31, 2008, there were a total of 1,821,481 options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.83 (CA$20.66).

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of financial year ended August 31, 2008, there were a total of 847,791 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.62 (CA$6.05) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.4% of our issued and outstanding voting shares as of November 3, 2008. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

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

All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2008, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2007, January 2008, April 2008 and July 2008. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last four financial years vest on the fifth anniversary date of each grant respectively in October 2007, October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. If such vesting date falls into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, then the units shall vest on the first trading day the RSU holder is entitled to trade after such black-out period or restrictive period.

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

The following table summarizes information about stock options granted to the members of our Board of Directors, and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2008:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	9.86%	9.05
Board of Directors (five individuals)	194,375	10.67%	6.23
Management and Corporate Officers (eight individuals)	212,139	11.65%	14.49

The following table summarizes information about RSUs granted to the members of our Board of Directors and to Management and Corporate Officers of us and our subsidiaries as at August 31, 2008:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	85,460	10.08%	5.66
Board of Directors (five individuals)	-	-	-
Management and Corporate Officers (ten individuals)	238,069	28.08%	5.62

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2008. At the end of the financial year ended August 31, 2008, there were a total of 1,821 481 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.83 (CA$20.66). See “Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation” for a description of the Long-Term Incentive Plan.

Aggregated Option Exercises in Last Financial Year and Financial Year End Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2008, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2008. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 29, 2008, which was US$4.20 (CA$4.47) per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$) (1) (4)	Unexercised Options at August 31, 2008		Value of Unexercised “In-the-Money” Options at August 31, 2008 (2) (3) (4)
			Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (US$)
Germain Lamonde	-	-	169,549	10,093	92,654	-
Pierre Plamondon	-	-	77,804	3,172	37,061	-
Dana Yearian	-	-	-	-	-	-
Jon Bradley	-	-	25,500	1,000	-	-
Stephen Bull	-	-	25,328	2,100	-	-

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
(3)
The value of unexercisable “in-the-money” options is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2008 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of “in-the-money” options.

(4)	This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 29, 2008 of 1.0631.

Compensation of Chief Executive Officer

In establishing Mr. Lamonde’s compensation for the year ending August 31, 2008, the Corporation relied on a study completed by an independent consulting firm (Mercer Human Resource Consulting). Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde’s compensation should reflect the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2008, Mr. Lamonde’s compensation was adjusted accordingly.

In the financial year ended August 31, 2008, the bonus portion of Mr. Lamonde’s compensation was tied to the financial and strategic objectives of the Corporation based on the following factors:

Measure (1)	Weighting ALL
Sales	35%
Earnings	15%
Gross margin	25%
Customer satisfaction (quality and on time delivery)	25%
Growth metrics	10%
Personal objectives (multiplier)	0% - 125%

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

Under the Deferred Share Unit Plan, non-employee Directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has a fair value at the time of grant equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the Directors.  The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share.  When a Director ceases to be a member of our Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by us. Such Subordinate Voting Shares issued by us will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 9.4% of the total issued and outstanding voting shares.

The following table summarizes information about DSUs granted to the non-employee members of our Board of Directors as at November 3, 2008:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Estimated Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	79,185	100%	5.26

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a director ceased to be a member of the Board as at November 3, 2008:

Name	Number of DSUs converted	Aggregate Value Realized (US$) (1)
Michael Unger	20,695	88,894

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of conversion.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2008 and as of November 3, 2008 was 35,162. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. As of November 3, 2008, there were a total of 79,185 DSUs credited to directors pursuant to the Deferred Share Unit Plan having an estimated value at the time of grant of US$416,640 (CA$461,587).

DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. The DSUs are converted and paid in Subordinate Voting Shares at the time a director ceases to be a member of our Board.

Therefore, the value at vesting of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding DSU grants made under the Deferred Share Unit Plan during the financial year ended August 31, 2008 and as of November 3, 2008.

During the financial year ended August 31, 2008 and as of November 3, 2008, the following DSUs were granted to the directors:

DSUs #	Weighted Average Estimated Value at the Time of Grant US$/DSU	Vesting
35,162	5.14	At the time director cease to be a member of the Board of the Corporation

Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2008 was 469,847 having a weighted average fair value at the time of grant of US$5.46 (CA$5.43) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At the end of the financial year ended August 31, 2008, there were a total of 847,791 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$5.62 (CA$6.05) per RSU. All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2008, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2007, January 2008, April 2008 and July 2008. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006, vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005. Some RSUs granted during the last four financial years vest on the fifth anniversary date of each grant respectively in October 2007, October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

The RSUs are redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2008. See “Report on Executive Compensation by the Human Resources Committee – Long-Term Incentive Compensation – Long-Term Incentive Plan” for a description of the Long-Term Incentive Plan.

During the financial year ended August 31, 2008, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
29,000	6.28	50% on the third and fourth anniversary dates of the grant in October 2007 (2)
86,167	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (3)

76,200	4.16	50% on the third and fourth anniversary dates of the grant in January 2008 (4)
21,600	6.09	50% on the third and fourth anniversary dates of the grant in April 2008 (5)
185,570	5.82	50% on the third and fourth anniversary dates of the grant in April 2008 (6)
71,310	4.39	50% on the third and fourth anniversary dates of the grant in July 2008 (7)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in October 2007.
(3)
Those RSUs granted in the financial year ended August 31, 2008 vest on the fifth anniversary date of the grant in October 2007 but are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(4)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2008.
(5)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in April 2008.
(6)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in April 2008.
(7)	Those RSUs granted in the financial year ended August 31, 2008 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in July 2008.

During the financial year ended August 31, 2008, the following RSUs were granted to the following Named Executive Officers:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	29,910	6.37	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	9,637	2.05	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Dana Yearian	7,225	1.54	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Jon Bradley	6,122	1.30	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Stephen Bull	7,340	1.56	6.28
100% on the fifth anniversary date of the grant in October 2007 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2008 vest on the fifth anniversary date of the grant in October 2007 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, namely related to long term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

Aggregated RSUs vested in Last Financial Year and Financial Year-End RSU Values

The following table summarizes, for each of the Named Executive Officers, the number of RSUs, if any, vested during the financial year ended August 31, 2008, the aggregate value realized upon vesting and the total number of unvested RSUs, if any, held at August 31, 2008. Value realized upon vesting is the market value of the Subordinate Voting Shares on the vesting date. The value of unvested RSUs at financial year-end is the market value of the Subordinate Voting Shares on August 29, 2008, which was US$4.20 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be realized. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Name	Securities Acquired on Vesting (#)	Aggregate Value Realized (US$) (1)	Unvested RSUs at August 31, 2008 (#)	Value of Unvested RSUs at August 31, 2008 (US$) (2) (3)
Germain Lamonde	4,363	18,805	85,460	358,932
Pierre Plamondon	17,809	76,757	45,679	191,852
Dana Yearian	-	-	18,870	79,254
Jon Bradley	667	3,663	9,955	41,811
Stephen Bull	17,373	95,402	43,092	180,986

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based upon the average foreign exchange rate on the day of vesting.

(2)
The value of RSUs is calculated using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2008 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required.

(3)	The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2008, 35,162 Deferred Share Units and 469,847 Restricted Share Units were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.4% of the Corporation’s issued and outstanding voting shares as of November 3, 2008. As of November 3, 2008, the number of Subordinate Voting Shares reserved for future issuance is 2,440,302.

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

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights vest at a rate of 50% annually commencing on the third anniversary date of the grants in October 2007 and October 2008. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results.  All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant.  Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause).  In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any stock appreciation right lapses 6 months after the date of death.

As of November 3, 2008, there were 40,374 SAR’s outstanding.

 Deferred Profit Sharing Plan

We maintain a plan for certain eligible Canadian resident employees, under which the Corporation may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2006, 2007 and 2008, amounted to US$316,000, US$419,000 and US$531,000, respectively.

 401(k) Plan

We maintain a 401(k) plan for eligible United States resident employees of our subsidiaries. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. In the years ended August 31, 2006, 2007 and 2008, we made an aggregate of US$126,000, US$166,000 and US$216,000 respectively, in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustees of the 401(k) plan invest the assets of the 401(k) plan in selected investment options. As of August 31, 2008, we made an aggregate of US$1,742,000 in matching contributions to the 401(k) plan.

 Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. A policy of Directors’ and officers’ liability insurance is maintained by us, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by our officers and Directors as well as those of our subsidiaries in the performance of their duties. The entire premium, amounting to US$165,000 from September 30, 2008 to September 30, 2009, is paid by us. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of Directors and officers in the case of claims for which we have not indemnified or are not permitted by law to indemnify them, and for the reimbursement of us, subject to a deductible of US$250,000.

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

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Pierre-Paul Allard (1) Independent Director	Area Vice-President, Sales Cisco Systems Inc.	Pleasanton, California, USA	September 2008 (2)	-	-

Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	St-Augustin-de-Desmaures, Quebec, Canada	September 1985	4,363	36,643,000 (3)

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Pierre Marcouiller (4) (5) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (6)	Magog, Quebec, Canada	May 2000	5,000	-

Guy Marier (4) (7) Independent Lead Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004	1,000	-

Dr. David A. Thompson, Ph.D.(5) (8) Independent Director	Vice-President & Director, Hardware & Equipment Technology, Corning Cable Systems (9)	Newton, North Carolina, USA	June 2000	2,100	-

André Tremblay (5) (10) Independent Director	Founder and Managing Partner, Trio Capital Inc., a private equity fund	Outremont, Quebec, Canada	May 2000	6,650 (11)	-

(1)	Mr. Pierre-Paul Allard is presently Area Vice-President, Sales for Cisco Systems Inc. In this role, Mr. Allard is responsible for sales and field operations of Cisco’s Global Enterprise Client Segment. From January 2003 to January 2007, Mr. Allard was Vice-President of Worldwide Enterprise Marketing where his primary responsibility was to develop Cisco’s global enterprise market. Cisco Systems Inc. is a leading network equipment manufacturer in the global telecommunications industry.
(2)	Named pursuant to a Board resolution in accordance with the Corporation’s by-laws.
(3)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(4)	Member of the Audit Committee.
(5)	Member of the Human Resources Committee.
(6)
Camoplast Inc. designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles in a variety of markets including automotive, agricultural, construction and industrial, defense and powersports.

(7)	Chairman of the Human Resources Committee since October 2008.
(8)	Member of the Audit Committee since April 2008.
(9)
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

(10)	Chairman of the Audit Committee.
(11)	Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc., a company controlled by Mr. Tremblay.

Since September 1, 2007 until November 3, 2008, the Board met a total of fourteen (14) times. Attendance at all meetings was satisfactory, except Mr. Pierre Marcouiller who was absent four (4) times, Mr. David A. Thompson who was absent two (2) times and Mr. Pierre-Paul Allard, Mr. André Tremblay and Mr. Michael Unger who were absent one time.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange rules flowing from the adoption of the Sarbanes-Oxley Act, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements.  Accordingly, in March 2005, the Board updated and adopted an Audit Committee Charter. A copy of this Audit Committee Charter has been filed as Exhibit 11.6 to our fiscal year 2005 annual report and is also readily available from EXFO’s website at www.EXFO.com. The audit committee revised such Charter in October 2008 but no amendment was required. The audit committee is composed of four independent Directors: André Tremblay, Guy Marier, Pierre Marcouiller and Mr. David A. Thompson since April 2008 in replacement of Mr. Unger. The chairperson of the audit committee is André Tremblay.

During the fiscal year ended August 31, 2008, the Audit Committee met a total of four (4) times and attendance was satisfactory at all meetings, except Mr. Pierre Marcouiller who was absent two (2) times and Mr. Michael Unger who were absent one time.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. Accordingly, in March 2005, the Board updated and adopted a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. A copy of this Human Resources Committee Charter has been filed as Exhibit 11.7 to our fiscal year 2005 annual report and is also readily available from EXFO’s website at www.EXFO.com. The human resources committee is composed of four independent Directors: Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay. Mr. Michael Unger was also a member of the Human Resources Committee until his resignation effective in June 2008. The chairperson of the Human Resources Committee is Mr. Guy Marier.

During the fiscal year ended August 31, 2008, the Human Resources committee met a total of four (4) times and attendance was satisfactory at all meetings, except Mr. Pierre Marcouiller who was absent two (2) times and Mr. David A. Thompson, Mr. André Tremblay and Mr. Michael Unger who were absent one time.

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

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meeting, as needed, annually and any Director may request such meeting at any time. Since September 1, 2007 and prior to November 3, 2008, four (4) meetings of independent Directors without management occurred.

D.	Employees

We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

As of November 3, 2008, we had a total of 1,174 employees, up from a total of 1,046 on November 1, 2007. We have 888 employees in Canada, primarily based in Quebec, and 286 employees based outside of Canada. 419 are involved in research and development, 372 in manufacturing, 198 in sales and marketing, 98 in general administrative positions and 87 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement, which expires in 2009. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as of November 3, 2008 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as of November 3, 2008				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Germain Lamonde	4,363	*	50,000	2.75%	119,549	6.57%	173,912	*	36,643,000 (4)	100	92,33
Pierre Plamondon	52,336 (5)	*	20,000	1.10%	59,150	3.25%	131,486	*	–	–	*
Pierre-Paul Allard	–	*	–	*	–	*	–	*	–	–	*
Pierre Marcouiller	5,000	*	12,500	*	36,382	2.00%	53,882	*	–	–	*
Guy Marier	1,000	*	–	*	12,500	*	13,500	*	–	–	*
David A. Thompson	2,100	*	12,500	*	30,234	1.66%	44,834	*	–	–	*
André Tremblay	6,650 (6)	*	12,500	*	32,191	1.77%	51,341	*	–	–	*
Dana Yearian	–	*	–	*	–	*	–	*	–	–	*
Jon Bradley	–	*	–	*	25,500	1.40%	25,500	*	–	–	*
Stephen Bull	30,389	*	–	*	26,226	1.44%	56,615	*	–	–	*
Other executive officers as a group	18,866	*	15,000	*	57,372	3.15%	91,238	*	–	–	*
All of our Directors and executive officers as a group	120,704	*	122,500	6.73%	399,104	21.94%	642,308	2.06%	36,643,000	100	92.45

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation. As of November 3, 2008 the market value of a Subordinate Voting Share was US$2.80.

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

The following table presents information regarding stock options held as of November 3, 2008 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	25,402 5,080 70,000 50,000 17,942 11,218	$26.00 $22.25 $9.13 $1.58 $4.51 $4.76	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 February 1, 2015 December 6, 2015
Pierre Plamondon	8,700 10,000 5,000 9,240 19,000 20,000 5,383 3,653	$26.00 $45.94 $34.07 $22.25 $9.13 $1.58 $5.13 $4.76	June 29, 2010 September 13, 2010 October 11, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 26, 2014 December 6, 2015
Pierre-Paul Allard	−	−	−
Pierre Marcouiller	2,000 400 17,966 1,037 2,479 12,500 12,500	$26.00 $22.25 $9.13 $12.69 $5.65 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 December 1, 2011 March 1, 2012 September 25, 2012 October 27, 2013
Guy Marier	12,500	$4.65	March 24, 2014
David A. Thompson	2,000 400 15,334 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
André Tremblay	2,000 400 17,291 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
Dana Yearian	−	−	−
Jon Bradley	5,000 5,000 1,000 1,500 10,000 4,000	$45.94 $22.25 $12.22 $3.19 $3.50 $4.51	September 13, 2010 January 10, 2011 January 3, 2012 January 7, 2013 December 17, 2013 February 1, 2015
Stephen Bull	900 5,000 2,930 15,000 1,795 1,803	$26.00 $45.94 $22.25 $9.13 $5.13 $4.76	June 29, 2010 September 13, 2010 January 10, 2011 October 10, 2011 October 26, 2014 December 6, 2015

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Other Executive Officers as a group	3,000 4,000 3,250 10,000 18,000 15,000 5,000 9,259 2,000 7,726	$45.94 $34.07 $22.25 $23.40 $9.13 $1.58 $3.19 $5.13 $4.51 $4.76	September 13, 2010 October 11, 2010 January 10, 2011 March 15, 2011 October 10, 2011 September 25, 2012 January 7, 2013 October 26, 2014 February 1, 2015 December 6, 2015

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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as of November 3, 2008.

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–	–	–	8,726 (3)	0.72%	4.69
	–	–	–	21,477 (4)	1.76%	4.76
	–	–	–	25,347 (5)	2.08%	6.02
	–	–	–	29,910 (6)	2.46%	6.28
	–	–	–	65,254 (7)	5.36%	2.36
Pierre Plamondon	–	–	–	2,618 (3)	0.21%	4.69
	–	–	–	13,500 (8)	1.11%	4.69
	–	–	–	6,994 (4)	0.57%	4.76
	–	–	–	8,430 (5)	0.69%	6.02
	–	–	–	4,500 (9)	0.37%	6.02
	–	–	–	9,637 (6)	0.79%	6.28
	–	–	–	20,644 (7)	1.70%	2.36
	–	–	–	20,339 (10)	1.67%	2.36
Pierre-Paul Allard		–	–	–	–	–
Pierre Marcouiller	17,109 (11)	21.6%	5.26	–	–	–
Guy Marier	17,109 (11)	21.6%	5.26	–	–	–
David A. Thompson	19,097 (11)	24.1%	5.26	–	–	–
André Tremblay	25,870 (11)	32.7%	5.26	–	–	–
Dana Yearian	–	–	–	5,000 (12)	0.41%	5.16
	–	–	–	6,645 (5)	0.55%	6.02
	–	–	–	7,225 (6)	0.59%	6.28
	–	–	–	23,072 (7)	1.89%	2.36
	–	–	–	25,424 (10)	2.09%	2.36
Jon Bradley	–	–	–	1,333 (13)	0.11%	4.51
	–	–	–	2,500 (14)	0.21%	5.59
	–	–	–	6,122 (6)	0.50%	6.28
	–	–	–	16,826 (7)	1.38%	2.36
	–	–	–	25,416 (10)	2.09%	2.36
Stephen Bull	–	–	–	1,745 (3)	0.14%	4.69
	–	–	–	13,500 (8)	1.11%	4.69
	–	–	–	4,602 (4)	0.38%	4.76
	–	–	–	5,905 (5)	0.48%	6.02
	–	–	–	10,000 (9)	0.82%	6.02
	–	–	–	7,340 (6)	0.60%	6.28
	–	–	–	17,756 (7)	1.46%	2.36
	–	–	–	13,559 (10)	1.11%	2.36

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Other executive officers as a group	–	–	–	5,899 (3)	0.48%	4.69
	–	–	–	14,175 (8)	1.16%	4.69
	–	–	–	16,708 (4)	1.37%	4.76
	–	–	–	3,250 (14)	0.27%	5.59
	–	–	–	25,475 (5)	2.09%	6.02
	–	–	–	10,500 (9)	0.86%	6.02
	–	–	–	15,033 (15)	1.23%	6.42
	–	–	–	1,750 (16)	0.14%	6.42
	–	–	–	25,933 (6)	2.13%	6.28
	–	–	–	1,750 (17)	0.14%	4.16
	–	–	–	73,133 (7)	6.00%	2.36
	–	–	–	50,846 (10)	4.17%	2.36
All of the directors and executive officers as a group	–	–	–	18,988 (3)	1.56%	4.69
	–	–	–	41,175 (8)	3.38%	4.69
	–	–	–	1,333 (13)	0.11%	4.51
	–	–	–	49,781 (4)	4.09%	4.76
	–	–	–	5,750 (14)	0.47%	5.59
	–	–	–	5,000 (12)	0.41%	5.16
	–	–	–	71,802 (5)	5.90%	6.02
	–	–	–	25,000 (9)	2.05%	6.02
	–	–	–	15,033 (15)	1.23%	6.42
	–	–	–	1,750 (16)	0.14%	6.42
	–	–	–	86,167 (6)	7.08%	6.28
	–	–	–	1,750 (17)	0.14%	4.16
	–	–	–	216,685 (7)	17.79%	2.36
	–	–	–	135,584 (10)	11.13%	2.36
	79,185	100%	5.26	675,798	55.49%	5.62

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

(7)
Those RSUs will vest on the fifth anniversary date of the grant in October 2008 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(8)	Those RSUs will vest at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005.
(9)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(10)
Those RSUs will vest on the fifth anniversary date of the grant in October 2008 but are subject to early vesting on the third anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the early vesting is up to 100% of the units on the third anniversary date of the grant.

(11)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(12)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.
(13)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005.
(14)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006.
(15)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2007.
(16)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2007.
(17)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2008.

Escrowed Securities

The following table presents information regarding the number of securities of each class of the Corporation held, to our knowledge as of November 3, 2008, in escrow and the percentage outstanding securities of that class.

Designation of Class	Number of Securities held in escrow	Percentage of Class
Subordinate Voting Shares	nil	nil
Multiple Voting Shares	nil	nil

Item 7.	Major Shareholder and Related Party Transaction

A.   Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as of November 3, 2008 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	36,643,000	100%	173,912	0.57%	92.29%
Fiducie Germain Lamonde (3)	1,900,000	5%	Nil	Nil	4.79%
G. Lamonde Investissements Financiers inc. (4)	34,743,000	95%	Nil	Nil	87.51%
Connor, Clark & Lunn Investment Mgmt. Ltd.	Nil	Nil	1,693,900	5.53%	*

*	Less than 1%
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

As of November 17, 2008, 30,606,791 subordinate voting shares were outstanding. Approximately 98.3% (30,077,643) of our subordinate voting shares were held in bearer form and the remainder (529,148 subordinate voting shares) was held by 161 record holders.  As of November 17, 2008, we believe approximately 60.83% of our outstanding subordinate voting shares were held in the United States.

B.   Related Party Transactions

 Indebtedness of Directors, Executive Officers and Employees

Until February 2007, we have guaranteed the repayment of a loan granted to an employee by a financial institution for the purchase of our Class “F” shares that were converted into subordinate voting shares immediately prior to our initial public offering. As of August 31, 2006, the total principal amount guaranteed by us was $37,400.

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

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Allowance for doubtful accounts

	Years ended August 31,

	2008	2007	2006

Balance – Beginning of year	$206	$451	$352
Addition charged to earnings	204	42	115
Write-offs of uncollectible accounts	(53)	(271)	(123)
Recovery of uncollectible accounts	(52)	(16)	(111)
Business combinations	−	−	218

Balance – End of year	$305	$206	$451

Valuation allowance on future income tax assets

	Years ended August 31,

	2008	2007	2006

Balance – Beginning of year	$12,492	$38,543	$38,406
Change in valuation allowance	(4,927)	(28,646)	(1,877)
Business combination	8,195	−	−
Foreign currency translation adjustment	(231)	2,595	2,014

Balance – End of year	$15,529	$12,492	$38,543

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of total sales are as follows:

	Years ended August 31,

	2008		2007		2006

Export Sales	$169,571	92%	$143,315	94%	$119,486	93%
Domestic Sales	14,219	8	9,619	6	8,767	7

	$183,790	100%	$152,934	100%	$128,253	100%

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

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2008.

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

C.   Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9.	Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2003 to August 31, 2004	7.09	2.71	9.15	3.75
September 1, 2004 to August 31, 2005	5.51	3.92	6.90	4.92
September 1, 2005 to August 31, 2006	8.69	4.32	9.60	5.15
September 1, 2006 to August 31, 2007	7.57	4.89	8.85	5.55
September 1, 2007 to August 31, 2008	7.28	3.92	7.35	3.97

2007 1st Quarter	6.13	4.89	6.90	5.55
2007 2nd Quarter	7.48	5.21	8.85	6.05
2007 3rd Quarter	6.94	5.92	7.82	6.70
2007 4th Quarter	7.57	5.94	7.95	6.42

2008 1st Quarter	7.28	5.10	7.35	5.01
2008 2nd Quarter	5.50	3.92	5.54	3.97
2008 3rd Quarter	6.14	4.06	6.00	4.04
2008 4th Quarter	5.47	3.96	5.59	4.15

2008 May	6.14	5.44	6.00	5.33
2008 June	5.47	4.45	5.59	4.52
2008 July	4.45	4.11	4.60	4.15
2008 August	4.49	3.96	4.62	4.15
2008 September	4.57	3.24	4.86	3.38
2008 October	3.19	2.13	3.50	2.50
2008 November	2.96	2.74	3.54	3.25
(until November 17)

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

On November 17, 2008, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$2.74 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$3.34 per share.

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

E.   Taxation

United States Taxation

The information set forth below under the caption “United States Taxation” is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption “United States Taxation” deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding subordinate voting shares as part of a hedging, integrated or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their subordinate voting shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, dealers or traders in securities or currencies and holders whose “functional currency” is not the U.S. dollar. This summary does not address U.S. estate and gift tax consequences or tax consequences under any state and local tax laws or non-U.S. tax laws.

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

(d)
a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons as described in Section 7701 (a) (30) of the Code have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

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

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of subordinate voting shares and no opinion or representation with respect to the U.S. federal income tax consequences to any holder is made.  Holders of subordinate voting shares are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable non-U.S. tax laws of the acquisition, ownership and disposition of subordinate voting shares.

 Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 15% for dividends received before January 1, 2011, provided such holder holds the subordinate voting shares for at least 60 days and certain other conditions are satisfied, including, as we believe to be the case, that we are not a “passive foreign investment company”. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars.  If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. The U.S. Holder will have a basis in any Canadian dollars or other foreign currency distributed equal to their U.S. dollar value on the payment date.  If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividends distributed generally will constitute foreign source “passive income”, or, in the case of certain U.S. Holders, “financial services income”, and, for taxable years beginning after December 31, 2006, such dividends should generally constitute foreign source “passive category income”, or, in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from non-U.S. corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above.  U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on dividends received on subordinate voting shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

A U.S. Holder’s initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder’s adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading “Dividends.” Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2011 of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

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

 Passive Foreign Investment Company

We believe that our subordinate voting shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations as well as the composition and valuation of our assets. In particular, a significant portion of our gross assets are comprised of cash and short-term investments, which the PFIC rules treat as passive without regard to the purpose for which we hold those assets. If the proportion of these passive assets were to increase relative to the fair market value of our other assets, we may be treated as a passive foreign investment company. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

•	at least 75% of our gross income for the taxable year is passive income; or
•	at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes, among other things, income such as:

•	dividends;
•	interest;
•	rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;
•	annuities; and
•	gains from assets that produce passive income.

If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election, if available, or a mark-to-market election, as described below, would be subject to special rules with respect to:

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
•
the amount allocated to the taxable year in which the gain or excess distribution was realized and to taxable years prior to the first year in which we were classified as a PFIC would be taxable as ordinary income; and

•
the amount allocated to each other prior year would be subject to tax as ordinary income at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder owning actually or constructively “marketable stock” of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, a U.S. Holder would include in ordinary income or, subject to the following sentence, loss, for each taxable year during which such stock is held, an amount equal to the difference as of the close of the taxable year between the fair market value of its stock and its adjusted tax basis in such stock.  Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the U.S. Holder has included pursuant to the election in prior taxable years.  The electing U.S. Holder’s basis in its stock would be adjusted to reflect any of these income or loss amounts.  Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

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

 United States Backup Withholding and Information Reporting

A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares that are paid within the United States or through some U.S. related financial intermediaries to U.S. Holders, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, subordinate voting shares unless the U.S. Holder timely provides a taxpayer identification number and complies with the other applicable requirements of the backup withholding rules. A U.S Holder who fails to provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

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

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

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

 Market Risk

 Currency Risk

Our measurement currency is the Canadian dollar. We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last couple of years caused our operating expenses to increase as some of these expenses are denominated in Canadian dollars. Any further increase in the value of the Canadian dollar in the upcoming months will negatively affect our results of operations.

We enter into forward exchange contracts to manage the risk of exchange rate fluctuations between the Canadian and US dollar on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for hedging purposes.

The following table summarizes the forward exchange contracts in effect as at August 31, 2008, classified by expected transaction dates, none of which exceed three fiscal  years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,

	2009	2010	2011

Forward exchange contracts to sell US dollars in exchange for Canadian dollars Contractual amounts	$36,600	$17,400	$2,400
Weighted average contractual forward rates	1.0686	1.0535	1.0619

Fair Value

The fair value of forward exchange contracts, which represents the amount we would receive or pay to settle the contracts based on the exchange rate at year end, amounted to net gains of $62,000 as at August 31, 2008 ($3.4 million as at August 31, 2007).

Interest rate and liquidity risks

We are exposed to the impact of interest rate changes and changes in the market values of our short-term investments. We do not use derivative financial instruments for our short-term investments. As at August 31, 2008, our short-term investments consist of commercial paper issued by ten (seven as of August 31, 2007) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debts instruments are expected to be affected by a liquidity risk and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of our cash, our short-term investments, our accounts receivable and our forward exchange contracts. As mentioned in the interest rate risk section, our short-term investments consist of debt instruments issued by high credit quality, corporations and trusts. Our cash and forward exchange contracts are held with or issued by high credit quality, financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $206,000 and $305,000 as at August 31, 2007 and 2008, respectively.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividends Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Office have concluded that these disclosure controls and procedures are effective as at August 31, 2008.

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

[1]
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 19 to our consolidated financial statements included elsewhere in this annual report.

The recent acquisitions of Navtel Communications Inc. and Brix Networks Inc. have been excluded from management’s assessment of internal controls as at August 31, 2008, because these companies were acquired by EXFO in March and April 2008, respectively; therefore, it was not possible for management to assess their internal control over financial reporting in the period between the consummation dates and the date of management’s assessment. Navtel is a wholly-owned subsidiary of the company whose total assets and total revenues represent 0.3% and 0.7%, respectively, of the related consolidated financial statements as at and for the year ended August 31, 2008.  Brix is a wholly-owned subsidiary of the company whose total assets and total revenues represent 1.0% and 2.2%, respectively, of the related consolidated financial statements as at and for the year ended August 31, 2008.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2008.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, independently assessed the effectiveness of EXFO’s internal control over financial reporting. They have issued an attestation report, which is included on page F-1 of this Annual Report on Form 20-F.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. André Tremblay, CA, chairman of our audit committee is an audit committee financial expert. Mr. Tremblay is independent of management. For a description of Mr. Tremblay’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre Marcouiller, Mr. Guy Marier and Mr. Michael Unger until June 2008, and Mr. David A. Thompson joined in April 2008, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

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

Audit Fees

During the financial years ended August 31, 2007 and August 31, 2008, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $190,000 and $239,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2007 and August 31, 2008, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $313,000 and $128,000, respectively for services mainly related to Sarbanes-Oxley Act.

Tax Fees

During the financial years ended August 31, 2007 and August 31, 2008, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $135,000 and $142,000, respectively for services related to tax compliance, tax advice and tax planning.

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

During the financial year ended on August 31, 2008, 100% of tax fees were approved by the audit committee pursuant to this policy. During the financial year ended on August 31, 2008, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-3 to F-43.

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

4.38
Share Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Navtel Communications Inc. and Vengrowth Investment Fund, BDC Capital Inc. and others, dated March 26, 2008 (incorporated by reference to Exhibit 4.38 of EXFO’s annual report on Form 20-F dated November 26, 2008, File No. 000-30895).

4.39
Agreement and Plan of Merger by and among Gexfo Distribution Internationale Inc., EXFO Service Assurance Inc. and Brix Networks, Inc. and Charles River Ventures, LLC dated April 2, 2008 (incorporated by reference to EXFO’s Material Change Report on Form 6-K dated May 2, 2008, File No. 000-30895).

4.40
Issuer Tender Offer, Letter of Transmittal and Notice of Guaranteed Delivery dated November 10, 2008 (incorporated by reference as Exhibits (a) (1) (i), (a) (1) (ii) and (a) (1) (iii) to EXFO’s Schedule TO dated November 10, 2008, File No. 000-30895).

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

Date:     November 26, 2008.

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

Date: November 26, 2008

/s/ Germain Lamonde
Germain Lamonde
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, that:

1.	The annual report of Form 20-F for the year ended August 31, 2008 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:    November 26, 2008.

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

Date: November 26, 2008

/s/ Pierre Plamondon
Pierre Plamondon, CA
Vice-President Finance
and Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO, hereby certifies, that:

1.	The annual report of Form 20-F for the year ended August 31, 2008 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:    November 26, 2008.

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

Report of the Independent Registered Public Accounting Firm

To the Shareholders of
EXFO Electro-Optical Engineering Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of EXFO Electro-Optical Engineering Inc. as at August 31, 2008 and 2007 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2008 and 2007, and the related consolidated statements of earnings, comprehensive income and accumulated other comprehensive income, retained earnings (deficit) and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2008. We have also audited the financial statement schedule, Valuation and Qualifying Accounts, in Item 8.A. of this Annual Report on Form 20-F. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2008 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, in Item 8.A. of this Annual Report on Form 20-F presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, the Company changed its accounting policies related to financial instruments.

Internal control over financial reporting

We have also audited EXFO Electro-Optical Engineering Inc.'s internal control over financial reporting as at August 31, 2008, based on criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management's Report on Internal Control Over Financial Reporting, management has excluded Navtel Communications Inc. (“Navtel”) and Brix Networks Inc. (“Brix”) from its assessment of internal control over financial reporting as of August 31, 2008 because these companies were acquired by EXFO in March 2008 and April 2008, respectively; therefore, it was not possible for management to assess their internal control over financial reporting in the period between the consummation dates and the date of management's assessment. We have also excluded Navtel and Brix from our audit of internal control over financial reporting. Navtel is a wholly-owned subsidiary of the Company whose total assets and total revenues represent 0.3% and 0.7%, respectively, of the related consolidated financial statements as at and for the year ended August 31, 2008.  Brix is a wholly-owned subsidiary of the Company whose total assets and total revenues represent 1.0% and 2.2%, respectively, of the related consolidated financial statements as at and for the year ended August 31, 2008.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at August 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Quebec, Quebec, Canada
October 15, 2008, except as to Note 20 which is as of November 10, 2008

EXFO Electro-Optical Engineering Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,

	2008	2007
Assets

Current assets
Cash	$5,914	$5,541
Short-term investments (notes 8, 11 and 17)	81,626	124,217
Accounts receivable (notes 8 and 17)
Trade	31,473	26,699
Other (note 17)	4,753	2,479
Income taxes and tax credits recoverable (notes 3 and 14)	4,836	6,310
Inventories (notes 5 and 8)	34,880	31,513
Prepaid expenses	1,774	1,391
Future income taxes (note 15)	9,140	7,609

	174,396	205,759

Tax credits recoverable (notes 3 and 14)	20,657	−

Property, plant and equipment (notes 6 and 8)	19,875	18,117

Intangible assets (notes 7 and 8)	19,945	9,628

Goodwill (note 7)	42,653	28,437

Future income taxes (note 15)	15,540	17,197

	$293,066	$279,138
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$24,713	$22,721
Deferred revenue	5,079	2,598

	29,792	25,319

Deferred revenue	3,759	3,414

Future income taxes (note 15)	–	240

	33,551	28,973

Commitments (note 10)

Contingencies (note 11)

Shareholders’ equity

Share capital (note 12)	142,786	150,019
Contributed surplus	5,226	4,453
Retained earnings (note 12)	60,494	42,275
Accumulated other comprehensive income (note 2)	51,009	53,418

	259,515	250,165

	$293,066	$279,138

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

/s/ Germain Lamonde GERMAIN LAMONDE Chairman, President and CEO	/s/ André Tremblay ANDRÉ TREMBLAY Chairman, Audit Committee

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,

	2008	2007	2006

Sales (note 18)	$183,790	$152,934	$128,253

Cost of sales (1,2)	75,624	65,136	57,275

Gross margin	108,166	87,798	70,978

Operating expenses
Selling and administrative (1)	61,153	49,580	40,298
Net research and development (1) (notes 14 and 15)	26,867	16,668	15,404
Amortization of property, plant and equipment	4,292	2,983	3,523
Amortization of intangible assets	3,871	2,864	4,394
Impairment of long-lived assets (note 4)	–	–	604
Government grants (note 14)	–	(1,079)	(1,307)

Total operating expenses	96,183	71,016	62,916

Earnings from operations	11,983	16,782	8,062

Interest income	4,639	4,717	3,253
Foreign exchange gain (loss)	442	(49)	(595)

Earnings before income taxes and extraordinary gain (note 15)	17,064	21,450	10,720

Income taxes (note 15)
Current	(7,094)	3,741	2,585
Future	14,094	–	–
Recognition of previously unrecognized future income tax assets	(5,324)	(24,566)	–

	1,676	(20,825)	2,585

Earnings before extraordinary gain	15,388	42,275	8,135

Extraordinary gain (note 3)	3,036	–	–

Net earnings for the year	$18,424	$42,275	$8,135

Basic and diluted earnings before extraordinary gain per share	$0.22	$0.61	$0.12

Basic and diluted net earnings per share	$0.27	$0.61	$0.12

Basic weighted average number of shares outstanding (000’s)	68,767	68,875	68,643

Diluted weighted average number of shares outstanding (000’s) (note 16)	69,318	69,555	69,275

(1) Stock-based compensation costs included in:
Cost of sales	$148	$118	$127
Selling and administrative	830	633	701
Net research and development	294	230	204

	$1,272	$981	$1,032

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Comprehensive Income and Accumulated
Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income

	Years ended August 31,

	2008	2007	2006

Net earnings for the year	$18,424	$42,275	$8,135
Foreign currency translation adjustment	(2,289)	9,881	13,115
Changes in unrealized gains (losses) on short-term investments	31	–	–
Unrealized gains on forward exchange contracts	962	–	–
Reclassification of realized gains on forward exchange contracts in net earnings	(3,915)	–	–
Future income tax effect of the above items	909	–	–

Comprehensive income	$14,122	$52,156	$21,250

Accumulated other comprehensive income

	Years ended August 31,

	2008	2007

Foreign currency translation adjustment
Cumulative effect of prior years	$53,418	$43,537
Current year	(2,289)	9,881

	51,129	53,418
Unrealized gains (losses) on forward exchange contracts
Adjustment related to the implementation of new accounting standards (note 2)	1,948	–
Current year, net of realized gains and future income taxes	(2,044)	–

	(96)	–

Unrealized gains (losses) on short-term investments
Adjustment related to the implementation of new accounting standards (note 2)	(55)	–
Current year, net of future income taxes	31	–

	(24)	–

Accumulated other comprehensive income	$51,009	$53,418

Total retained earnings and accumulated other comprehensive income amounted to $95,693 and $111,503 as at August 31, 2007 and 2008, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Retained Earnings (Deficit) and Contributed Surplus

(in thousands of US dollars)

Retained earnings (deficit)

	Years ended August 31,

	2008	2007	2006

Balance – Beginning of year	$42,275	$–	$(381,846)

Add (deduct)
Adjustment related to the implementation of new accounting standards (note 2)	55	–	–
Net earnings for the year	18,424	42,275	8,135
Premium on redemption of share capital (note 12)	(260)	–	–
Elimination of deficit by reduction of share capital (note 12)	–	–	373,711

Balance – End of year	$60,494	$42,275	$–

Contributed surplus

	Years ended August 31,

	2008	2007	2006

Balance – Beginning of year	$4,453	$3,776	$2,949

Add (deduct)
Stock-based compensation costs	1,287	973	1,027
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 12)	(514)	(296)	(200)

Balance – End of year	$5,226	$4,453	$3,776

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,

	2008	2007	2006

Cash flows from operating activities
Net earnings for the year	$18,424	$42,275	$8,135
Add (deduct) items not affecting cash
Change in discount on short-term investments	1,035	(404)	(229)
Stock-based compensation costs	1,272	981	1,032
Amortization	8,163	5,847	7,917
Impairment of long-lived assets	–	–	604
Gain on disposal of capital assets	–	(117)	–
Deferred revenue	47	1,299	786
Government grants	–	(752)	(1,307)
Future income taxes	8,770	(24,566)	–
Extraordinary gain	(3,036)	–	–

	34,675	24,563	16,938

Change in non-cash operating items
Accounts receivable	(4,338)	(5,468)	(2,637)
Income taxes and tax credits	(12,833)	(3,403)	329
Inventories	(2,166)	(5,456)	(2,287)
Prepaid expenses	(127)	85	79
Accounts payable and accrued liabilities	(1,416)	4,105	(144)

	13,795	14,426	12,278
Cash flows from investing activities
Additions to short-term investments	(717,020)	(807,056)	(673,289)
Proceeds from disposal and maturity of short-term investments	760,310	793,435	681,500
Additions to capital assets	(6,508)	(5,547)	(3,378)
Net proceeds from disposal of capital assets	–	3,092	–
Business combinations, net of cash acquired (note 3)	(41,016)	–	(18,054)

	(4,234)	(16,076)	(13,221)
Cash flows from financing activities
Repayment of long-term debt	–	(472)	(415)
Redemption of share capital (note 12)	(8,068)	–	–
Exercise of stock options	61	802	557

	(8,007)	330	142

Effect of foreign exchange rate changes on cash	(1,181)	8	535

Change in cash	373	(1,312)	(266)

Cash – Beginning of year	5,541	6,853	7,119

Cash – End of year	$5,914	$5,541	$6,853

Supplementary information
Interest paid	$55	$57	$65
Income taxes paid	$759	$3,527	$2,541

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a line of test and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers integrated solutions extending across the full technology lifecycle from design to technology deployment and onto service assurance and covering all layers of a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors. EXFO’s products are sold in approximately 95 countries around the world.

2  Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and significant differences in measurement and disclosure from U.S. GAAP are set out in note 19. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. The cumulative foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

Foreign currency translation

Foreign currency transactions

Transactions denominated in currencies other than the measurement currency are translated into the relevant measurement currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Foreign exchange gains and losses arising from such translation are reflected in the statements of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Integrated foreign operations

The financial statements of integrated foreign operations are remeasured into the relevant measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market value, in which case, they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings.

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

In accordance with the new requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, the company’s forward exchange contracts are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

Prior to the adoption of Section 3855 on September 1, 2007, the company’s forward exchange contracts qualified for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts were recognized as an adjustment of the revenues when the corresponding hedged sales were recorded.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

In accordance with the new requirements of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, short-term investments are classified as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal of these assets, accumulated changes in their fair value are reclassified in the statements of earnings.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Prior to the adoption of Section 3855 on September 1, 2007, short-term investments were valued at the lower of cost and market value. Cost consisted of acquisition cost plus amortization of discount or less amortization of premium.

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

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents existing technology that was acquired in business combinations and that has reached technological feasibility. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and four and 10 years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

The company performs its annual impairment test in the third quarter of each fiscal year for all its existing reporting units.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying amount/value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows.

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

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

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

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the CICA Handbook Section 3450, “Research and Development”, are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2008, the company had not deferred any development costs.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and reductions, using substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

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

Stock-based compensation costs

The company accounts for stock-based compensation on stock options, restricted share units and deferred share units, using the fair value-based method. The company accounts for stock-based compensation on stock appreciation rights, using the intrinsic value method. Stock-based compensation costs are amortized to expense over the vesting periods.

New accounting standards and pronouncements

Adopted in fiscal 2008

On September 1, 2007, the company adopted the CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. Sections 3251 and 3865 have been adopted prospectively, while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements, and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as a financial asset held for trading and is carried at fair value in the balance sheet, and any changes in its fair value are reflected in the statements of earnings.

Short-term investments

The company has elected to classify its short-term investments as available-for-sale securities; therefore they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as at August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accounts receivable

Accounts receivable are classified as loans and receivables. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to nominal amount due to their short-term maturity.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at amortized cost, using the effective interest rate method. For the company, that value corresponds to nominal amount as a result of their short-term maturity.

Forward exchange contracts

Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as at August 31, 2007, in the amount of $1,948,000, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of the company’s consolidated financial statements in US dollars (the reporting currency), has been reclassified to be presented as a component of accumulated other comprehensive income for all years presented.

Transition

The company has elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of years prior to the effective date of these new standards. Consequently, there were no further adjustments to record on transition.

Section 1506, “Accounting Changes”

On September 1, 2007, the company adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies and accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosure is provided below. The adoption of this section had no effect on the company’s consolidated financial statements for the year ended August 31, 2008.

To be adopted after fiscal 2008

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. The company will adopt these new standards on September 1, 2008, and is currently assessing the disclosure effects these new standards will have on its consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company will adopt this new standard on September 1, 2008, and its adoption will have no significant effect on its consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation” to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. The company will adopt these amendments on September 1, 2008, and their adoption will have no effect on its consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and has not yet determined the effects its adoption will have on its consolidated financial statements.

3  Business Combinations

Fiscal 2008

Navtel Communications Inc.

On March 26, 2008, the company acquired all issued and outstanding shares of Navtel Communications Inc. Based in Toronto, Canada, Navtel Communications Inc. was a privately held company specializing in tests for next-generation Internet Protocol networks. On March 26, 2008, Navtel Communications Inc. was liquidated into the parent company.

This acquisition was settled for a total cash consideration of $11,477,000, or $11,332,000 net of $145,000 of cash acquired. The total consideration included acquisition-related costs of $172,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since March 26, 2008, being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$776
Inventories	447
Other current assets	320
Tax credits	7,074
Core technology	2,919
Future income tax assets	8,586
Current liabilities assumed
Accounts payable and accrued liabilities	(431)
Deferred revenue	(523)
Future income tax liabilities	(2,737)
Net identifiable assets acquired	16,431
Purchase price, net of cash acquired	11,332
Excess of the fair value of net identifiable assets acquired over the purchase price	$(5,099)

The excess of the fair value of the net identifiable assets acquired over the purchase price in the amount of $5,099,000 has been eliminated in part by fully reducing the value assigned to acquired core technology and related future income tax liabilities. The remaining excess in the amount of $3,036,000 has been presented as an extraordinary gain in the statement of earnings for the year ended August 31, 2008. The basic and diluted extraordinary gain per share amounted to $0.04 for the year ended August 31, 2008.

This business reports to the Telecom Division.

Brix Networks Inc. (renamed EXFO Service Assurance Inc.)

On April 22, 2008, the company acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.). Based in the Boston (MA) area, Brix Networks Inc. was a privately held company offering VoIP and IPTV test solutions across the three areas that most affect the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience).

This acquisition was settled for a cash consideration of $29,696,000, or $29,684,000 net of $12,000 of cash acquired, plus a contingent cash consideration of up to a maximum of $7,537,000, based upon the achievement of a bookings volume exceeding $16,000,000 up to $40,000,000 in the 12 months following the acquisition. The purchase price allocation took into account severance expenses of $497,000 (note 4) for the termination of employees of the acquired business. Severance expenses payable as at August 31, 2008, in the amount of $292,000 (note 9), will be paid in the first quarter of fiscal 2009. Any amount payable for the contingent cash consideration will increase goodwill.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since April 22, 2008, being the date of acquisition.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$1,106
Inventories	1,229
Other current assets	488
Capital assets	1,097
Core technology	13,765
Future income tax assets	1,641
Current liabilities assumed
Accounts payable and accrued liabilities	(2,565)
Deferred revenue	(2,445)
Net identifiable assets acquired	14,316
Goodwill	15,368
Purchase price, net of cash acquired	$29,684

Intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Upon completion of the final purchase price allocation in the fourth quarter of fiscal 2008, the company revised the estimated fair value assigned to deferred revenue and reduced the fair value from $4,120,000 to $2,445,000, thus reducing goodwill as well.

Future income tax assets at the acquisition date amounted to $13,701,000 and were mainly comprised of net operating losses and research and development expenses carried forward. A valuation allowance of $8,195,000 was recorded against these assets. In the event that the company would reverse a portion or all of the valuation allowance, the amount of such reversal would reduce the amount of goodwill recognized at the date of acquisition.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is not deductible for tax purposes.

Fiscal 2006

Consultronics Limited

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), IP TV and VoIP test solutions for broadband access networks.

This acquisition was settled for a total cash consideration of $19,093,000 or $18,838,000 net of $255,000 of cash acquired. The purchase price allocation took into account severance expenses of $660,000 (note 4) for the termination of employees of the acquired business, as well as other acquisition-related costs of $822,000.

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$2,298
Inventories	2,452
Other current assets	385
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Loans assumed	(402)
Net identifiable assets acquired	13,731
Goodwill	5,107
Purchase price, net of cash acquired	$18,838

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

4  Special Charges

Impairment of long-lived assets

Fiscal 2006

In June 2006, the company entered into an agreement to sell one of its buildings (located in Rochester, NY) along with some equipment, and it recorded an impairment charge of $604,000 in fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price. These assets were finally sold during the fourth quarter of fiscal 2006 for the expected net selling price. These assets were related to the Life Sciences and Industrial Division.

Restructuring charges

Year ended August 31, 2008

	Balance as at August 31, 2007		Additions	Payments	Balance as at August 31, 2008

Fiscal 2008 plan (notes 3 and 9)
Severance expenses	$	−	$497	$(205)	$292

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Year ended August 31, 2007

	Balance as at August 31, 2006	Additions		Payments	Balance as at August 31, 2007
Fiscal 2006 plan
Severance expenses	$631	$	−	$(631)	$	−

Fiscal 2003 plan
Exited leased facilities	60		−	(60)		−

Total for all plans (note 9)	$691	$	−	$(691)	$	−

Year ended August 31, 2006

	Balance as at August 31, 2005	Additions	Payments	Balance as at August 31, 2006
Fiscal 2006 plan
Severance expenses (note 3)	$–	$660	$(29)	$631

Fiscal 2003 plan
Exited leased facilities	150	–	(90)	60

Total for all plans	$150	$660	$(119)	$691

5  Inventories

	As at August 31,

	2008	2007

Raw materials	$17,651	$16,898
Work in progress	1,961	1,387
Finished goods	15,268	13,228

	$34,880	$31,513

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6  Property, Plant and Equipment

	As at August 31,

	2008		2007

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$2,295	$1,184	$2,265	$1,177
Buildings	12,319	3,985	12,300	3,516
Equipment	36,423	27,083	33,184	25,710
Leasehold improvements	3,698	2,608	3,236	2,465

	54,735	$34,860	50,985	$32,868
Less:
Accumulated amortization	34,860		32,868

	$19,875		$18,117

As at August 31, 2006, 2007 and 2008, unpaid purchases of property, plant and equipment amounted to $176,000, $464,000 and $414,000, respectively.

7  Intangible Assets and Goodwill

	As at August 31,

	2008		2007

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$62,933	$45,981	$50,014	$43,298
Software	8,631	5,638	8,083	5,171

	71,564	$51,619	58,097	$48,469
Less:
Accumulated amortization	51,619		48,469

	$19,945		$9,628

Estimated amortization expense for intangible assets in each of the next five fiscal years amounts to $5,387,000 in 2009, $5,336,000 in 2010, $4,127,000 in 2011, $2,909,000 in 2012 and $1,752,000 in 2013.

Additions to intangible assets for the years ended August 31, 2006, 2007 and 2008 amounted to $9,190,000, $1,156,000 and $14,828,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the carrying value of goodwill are as follows:

	Years ended August 31,
	2008			2007

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Balance - Beginning of year	$23,622	$4,815	$28,437	$22,545	$4,597	$27,142
Addition from business combinations (note 3)	15,368	−	15,368	−	−	−
Foreign currency translation adjustment	(1,124)	(28)	(1,152)	1,077	218	1,295

Balance – End of year (note 18)	$37,866	$4,787	$42,653	$23,622	$4,815	$28,437

8  Credit Facilities

The company has a line of credit that provides for advances of up to CA$10,000,000 (US$9,411,000). This line of credit bears interest at prime rate. As at August 31, 2008, an amount of CA$1,542,000 (US$1,451,000) was reserved from this line of credit for letters of guarantee (note 11).

The company also has a second line of credit, which provides for advances of up to CNY10,000,000 (US$1,500,000) and up to US$2,500,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2008, this line of credit was unused.

Finally, the company has other lines of credit of $20,000,000 for the foreign currency risk exposure related to its forward exchange contracts (note 17). As at August 31, 2008, an amount of $1,473,000 was reserved from these lines of credit.

These lines of credit are renewable annually. Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company are pledged as collateral against these lines of credit.

9  Accounts Payable and Accrued Liabilities

	As at August 31,

	2008	2007

Trade	$10,303	$11,749
Salaries and social benefits	8,888	7,929
Warranty	974	800
Commissions	761	824
Tax on capital	923	524
Restructuring charges (note 4)	292	−
Forward exchange contracts (note 17)	714	−
Other	1,858	895

	$24,713	$22,721

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the warranty provision are as follows:

	As at August 31,

	2008	2007

Balance – Beginning of year	$800	$1,006
Provision	655	801
Addition from business combinations	175	−
Settlements	(656)	(1,007)

Balance – End of year	$974	$800

10    Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through August 2013. As at August 31, 2008, minimum rentals payable under these operating leases in each of the next five years will amount to $3,596,000 in 2009, $3,051,000 in 2010, $1,528,000 in 2011, $629,000 in 2012 and $57,000 in 2013. Total commitments for these operating leases amount to $8,861,000.

For the years ended August 31, 2006, 2007 and 2008, rental expenses amounted to $1,523,000, $1,847,000 and $2,427,000, respectively.

11    Contingencies

Class action

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

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

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class-action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class-action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2008.

Letters of guarantee

As at August 31, 2008, in the normal course of its operations, the company had outstanding letters of guarantee in the amount of CA$6,018,000 (US$5,663,000), which expire at various dates through fiscal 2010. From this amount, the company had CA$1,542,000 (US$1,451,000) worth of letters of guarantee for its own selling and purchase requirements, which were reserved from one of the lines of credit (note 8). The remainder in the amount of CA$4,476,000 (US$4,212,000) was used by the company to secure its line of credit in CNY. This line of credit was unused as at August 31, 2008 (note 8). These letters of guarantee were secured by short-term investments.

12    Share Capital

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

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2005:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2005	37,900,000	$1	30,665,774	$521,874	$521,875

Exercise of stock options (note 13)	–	–	182,425	557	557
Redemption of restricted share units (note 13)	–	–	4,770	–	–
Conversion of multiple voting shares into subordinate voting shares	(757,000)	–	757,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	200	200
Elimination of deficit by reduction of share capital (1)	–	–	–	(373,711)	(373,711)

Balance as at August 31, 2006	37,143,000	1	31,609,969	148,920	148,921

Exercise of stock options (note 13)	–	–	250,528	802	802
Redemption of restricted share units (note 13)	–	–	1,064	–	–
Conversion of multiple voting shares into subordinate voting shares	(500,000)	–	500,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	296	296

Balance as at August 31, 2007	36,643,000	1	32,361,561	150,018	150,019

Exercise of stock options (note 13)	–	–	18,500	61	61
Redemption of restricted share units (note 13)	–	–	65,870	–	–
Redemption of deferred share units (note 13)	–	–	20,695	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	514	514
Redemption of share capital (2)	–	–	(1,682,921)	(7,808)	(7,808)

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786

(1)	On August 31, 2006, upon the approval of the Board of Directors, the company eliminated its deficit against its share capital.
(2)
On November 5, 2007, the Board of Directors of the company approved a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% of the company’s public float (as defined by the Toronto Stock Exchange), or 2,869,585 subordinate voting shares, at the prevailing market price. The company uses cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commenced on November 8, 2007, and ended on November 7, 2008. All shares repurchased by the company under the bid are cancelled (note 20).

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

13   Stock-Based Compensation Plans

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

The following table summarizes stock option activity since August 31, 2005:

	Years ended August 31,

	2008		2007		2006

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	1,929,388	$21	2,439,375	$20	2,763,759	$19
Granted	−	−	−	−	31,992	6
Exercised	(18,500)	3	(250,528)	4	(182,425)	4
Forfeited	(8,750)	6	(37,869)	5	(68,489)	6
Expired	(80,657)	29	(221,590)	37	(105,462)	27

Outstanding – End of year	1,821,481	$21	1,929,388	$21	2,439,375	$20

Exercisable – End of year	1,762,969	$21	1,746,699	$22	1,852,870	$25

The intrinsic value of stock options exercised during fiscal 2006, 2007 and 2008 was $481,000, $743,000 and $43,000, respectively.

The weighted average grant-date fair value of stock options granted during fiscal 2006 amounted to $4.76.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of stock options granted in fiscal 2006 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

Risk-free interest rate	3.9%
Expected volatility	87%
Dividend yield	Nil
Expected life	66 months

The factors considered in developing assumptions used in the Black-Scholes option valuation model are the following:

The risk-free interest rate is based on the interest rate on Government of Canada bonds for maturities consistent with the expected life of the stock options. The historical volatility of the company’s common share price is used to establish the expected share price volatility. Finally, the company estimates the expected life of the stock options based on historical data related to employees’ exercise of stock options.

The following table summarizes information about stock options as at August 31, 2008:

	Stock options outstanding				Stock options exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)			(CA$)	(CA$)
$2.50 to $3.36	259,625	$2.51	$509	4.1 years	259,625	$2.51	$509	4.1 years
$3.96 to $5.60	409,404	5.10	2	5.7 years	356,170	5.03	2	5.5 years
$6.22 to $9.02	149,641	6.56	–	5.4 years	144,363	6.58	–	5.4 years
$14.27 to $20.00	396,846	15.55	–	3.1 years	396,846	15.55	–	3.1 years
$29.70 to $43.00	437,474	36.39	–	2.2 years	437,474	36.39	–	2.2 years
$51.25 to $68.17	132,561	66.45	–	2.0 years	132,561	66.45	–	2.0 years
$83.66	35,930	83.66	–	2.0 years	35,930	83.66	–	2.0 years

	1,821,481	$20.66	$511	3.7 years	1,762,969	$21.16	$511	3.6 years

Restricted Share Units (RSUs)

RSUs are “phantom” shares that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date, being the required period of service from employees. RSUs granted under the plan expire at the latest ten years from the date of grant. Fair value of RSUs equals the market price of the common shares on the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes RSU activity since August 31, 2005:

	Years ended August 31,

	2008	2007	2006

Outstanding – Beginning of year	488,015	327,877	176,185
Granted	469,847	219,002	173,803
Redeemed	(65,870)	(1,064)	(4,770)
Forfeited	(44,201)	(57,800)	(17,341)

Outstanding – End of year	847,791	488,015	327,877

None of the RSUs outstanding, as at August 31, 2006, 2007 and 2008, were redeemable. As at August 31, 2008, the weighted average remaining contractual life of the outstanding RSUs was 8.6 years. The weighted average grant-date fair value of RSUs granted during fiscal 2006, 2007 and 2008 amounted to $5.39, $6.48 and $5.46, respectively.

As at August 31, 2008, the intrinsic value of RSUs outstanding was $3,566,000.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2008, unrecognized stock-based compensation costs of unvested RSUs amounted to $3,390,000. The weighted average period over which they are expected to be recognized is 3.1 years.

Deferred share unit plan

In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member ceases to be Director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity since August 31, 2005:

	Years ended August 31,

	2008	2007	2006

Outstanding – Beginning of year	64,718	43,290	23,734
Granted	35,162	21,428	19,556
Redeemed	(20,695)	–	–

Outstanding – End of year	79,185	64,718	43,290

None of the DSUs outstanding as at August 31, 2006, 2007 and 2008 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2006, 2007 and 2008 amounted to $5.81, $6.29 and $5.14.

As at August 31, 2008, the intrinsic value of DSUs outstanding was $335,100.

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

The following table summarizes stock appreciation rights activity since August 31, 2005:

	Years ended August 31,

	2008		2007		2006

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	27,700	$11	24,500	$11	19,000	$12
Granted	3,000	6	5,200	6	5,500	6
Forfeited	–	–	(2,000)	2	–	–

Outstanding – End of year	30,700	$10	27,700	$11	24,500	$11

Exercisable – End of year	19,550	$12	13,875	$15	11,000	$18

The following table summarizes information about stock appreciation rights as at August 31, 2008:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$4.51 to $6.50	25,700	7.2 years	14,550
$22.25	2,500	2.4 years	2,500
$45.94	2,500	2.0 years	2,500

	30,700	6.4 years	19,550

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14    Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2008	2007	2006

Gross research and development expenses	$32,454	$25,201	$19,488
Research and development tax credits and grants	(5,587)	(5,371)	(4,084)
Recognition of previously unrecognized research and development tax credits (note 15)	–	(3,162)	–

	$26,867	$16,668	$15,404

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

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company had deferred in the balance sheet CA$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted the company its final approval, and the company recorded CA$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount claimed by the company under this program, a sum of CA$1,142,000 (US$1,079,000) was deferred in the balance sheet until the company received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted the company its final approval, and the company recorded CA$1,142,000 (US$1,079,000) in the earnings from operations in the statement of earnings of fiscal 2007.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2006, 2007 and 2008, amounted to $316,000, $419,000 and $531,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

•	401K plan

The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2006, 2007 and 2008, the company recorded cash contributions and expenses totaling $126,000, $166,000 and $216,000, respectively.

15    Income Taxes

Fiscal 2006

Since fiscal 2003, the company has maintained a full valuation allowance against its consolidated future income tax assets. In fiscal 2006, the company recorded an income tax expense of $2,585,000. Most of this expense represented income taxes payable at the Canadian federal level, which were reduced by research and development tax credits that were recorded against gross research and development expenses in the statement of earnings of that year.

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because the company was in a cumulative profit position in the parent company (Canadian federal and provinces level) and in one of its subsidiaries, located in the United States, and also because the company expected to generate sufficient taxable income in future years, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of the company’s future income tax assets in the United States would be realizable. Consequently, it reversed a portion of its valuation allowance against future income tax assets in the amount of $24,566,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $3,162,000 (note 14). Future income tax assets recognized in 2007 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings for that year.

However, in the United States (federal level), based on available positive and negative evidence as at August 31, 2007, as well as the level and the nature of cumulative and expected profits, the company maintained a valuation allowance of $7,568,000 on a portion of its future income tax assets in this tax jurisdiction because it was more likely than not that these assets would not be recovered. These future income tax assets consisted of operating losses carried forward.

In other tax jurisdictions where the company has future income tax assets, the company was still in a cumulative loss position as at August 31, 2007, and available negative evidence outweighed positive evidence. Consequently, for these tax jurisdictions, the company maintained a full valuation allowance against its future income tax assets. As at August 31, 2007, the valuation allowance recorded by the company for these tax jurisdictions amounted to $4,924,000 and mainly related to deferred operating losses.

Fiscal 2008

During fiscal 2008, reductions to the Canadian federal statutory tax rate were substantively enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000, and generated a future income tax expense in the same amount during the year.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition, during fiscal 2008, taking into consideration these new Canadian federal substantively enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income. Consequently, it amended its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which reinstated previously used research and development tax credits. This resulted in an increase of its tax-related assets of $2,715,000 and an income tax recovery of the same amount in the statement of earnings for the year ended August 31, 2008.

Finally, during fiscal 2008, considering the expected positive impacts the acquisitions of Navtel Communications Inc. and Brix Networks Inc. will have on future years’ taxable income at the United States (federal) level and because actual taxable income in the United States is greater than initially expected, management concluded that it was more likely than not that all future income tax assets of its existing consolidated U.S. group would be recovered. Consequently, it reversed its valuation allowance against future income tax assets in the amount of $7,617,000. The portion of the valuation allowance that was reversed, and that was attributable to the effects of the Navtel Communications Inc. and Brix Networks Inc. acquisitions, in the amount of $652,000 and $1,641,000, respectively, were included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5,324,000, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2008	2007	2006

Income tax provision at combined Canadian federal and provincial statutory tax rate (31% in 2008 and 32% in 2007 and 2006)	$5,290	$6,864	$3,430

Increase (decrease) due to:
Foreign income taxed at different rates	147	(12)	(85)
Non-taxable income	(448)	(109)	(207)
Non-deductible expenses	998	692	527
Change in tax rates	1,522	105	497
Change in tax strategy	(2,715)	–	–
Foreign exchange effect of translation of foreign integrated subsidiaries	32	45	61
Other	378	236	239
Recognition of previously unrecognized future income tax assets	(5,324)	(24,566)	–
Utilization of previously unrecognized future income tax assets	(1,872)	(4,715)	(3,336)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	3,668	635	1,459

	$1,676	$(20,825)	$2,585
The income tax provision consists of the following:
Current
Canada	$(7,474)	$3,568	$2,573
Other	380	173	12

	(7,094)	3,741	2,585
Future
Canada	12,111	3,726	2,687
United States	376	428	(601)
Other	(189)	(74)	(209)

	12,298	4,080	1,877

Valuation allowance
Canada	812	(23,092)	(2,687)
United States	(4,545)	(5,628)	601
Other	205	74	209

	(3,528)	(28,646)	(1,877)
	8,770	(24,566)	–

	$1,676	$(20,825)	$2,585
Details of the company’s income taxes:
Earnings (loss) before income taxes and extraordinary gain
Canada	$18,347	$19,634	$13,202
United States	(748)	1,059	(2,103)
Other	(535)	757	(379)
	$17,064	$21,450	$10,720

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2008	2007

Future income tax assets
Long-lived assets	$3,696	$4,304
Provisions and accruals	3,475	6,257
Deferred revenue	1,466	1,005
Share issue expenses	–	106
Research and development expenses	12,424	10,422
Losses carried forward	29,890	17,230

	50,951	39,324
Valuation allowance	(15,529)	(12,492)

	35,422	26,832

Future income tax liabilities
Research and development tax credits	(5,607)	(2,026)
Long-lived assets	(5,135)	–
Other	–	(240)

	(10,742)	(2,266)

Future income tax assets, net	$24,680	$24,566

As at August 31, 2008, the company had available operating and capital losses in several tax jurisdictions, against which a valuation allowance of $12,046,000 was recorded. The valuation allowance includes $6,291,000 for which subsequently recognized benefits will be allocated to reduce goodwill (note 3).

The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provincial	and Other

2013	$787	$712	$–
2014	2,186	2,184	–
2015	1,174	1,174	–
2016	–	22	–
2017	–	33	–
2019	–	–	826
2020	–	–	3,470
2021	–	–	10,202
2022	–	–	9,615
2023	–	–	12,087
2024	–	–	7,076
2025	–	–	4,350
2026	1,019	1,019	1,971
2027	4,087	4,087	–
2028	395	395	769
Indefinite	14,154	14,494	19,634

	$23,802	$24,120	$70,000

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2008, in addition to operating and capital losses, the company had available research and development expenses in Canada amounting to $41,795,000 at the federal level and $29,264,000 at the provincial level; in the United States, research and development expenses amounted to $4,680,000. A valuation allowance of $2,850,000 was recorded against these assets. The valuation allowance includes $1,872,000 for which subsequently recognized benefits will be allocated to reduce goodwill (note 3). In Canada, these expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction, and in the United States, these expenses can be carried forward against taxable income of fiscal years 2013 to 2016.

Finally, as at August 31, 2008, the company had non-refundable research and development tax credits at the Canadian federal level in the amount of $21,300,000 that can be carried forward against future years’ income taxes payable over the next 20 years. As at August 31, 2008, from this amount, $660,000 was not recorded in the financial statements.

16    Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2008	2007	2006

Basic weighted average number of shares outstanding (000’s)	68,767	68,875	68,643
Plus dilutive effect of:
Stock options (000’s)	291	448	502
Restricted share units (000’s)	181	179	99
Deferred share units (000’s)	79	53	31

Diluted weighted average number of shares outstanding (000’s)	69,318	69,555	69,275

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,404	1,207	1,628

17    Financial Instruments

Short-term investments

Short-term investments consist of the following:

	As at August 31,

	2008	2007

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 2.80% to 3.32% in 2008 and 3.98% to 4.67% in 2007, maturing on different dates between September 2008 and February 2009 in fiscal 2008, and September 2007 and January 2008 in fiscal 2007	$ 81,626	$124,217

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value

Cash and short-term investments are carried at fair value. Accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values.

The fair value of short-term investments based on market value, amounted to $124,217,000 and $81,626,000 as at August 31, 2007 and 2008, respectively.

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at year end, amounted to net gains of $3,422,000 and $62,000 as at August 31, 2007 and 2008, respectively. As at August 31, 2008, forward exchange contracts, in the amount of $614,000, are presented in the other receivables in the balance sheet, and forward exchange contracts, in the amount of $714,000, are presented in accounts payable and accrued liabilities in the balance sheet (note 9). As at August 31, 2007, the carrying value of forward exchange contracts amounted to $555,000.

Based on the portfolio of forward exchange contracts as at August 31, 2008, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $100,000.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company’s short-term investments consist of debt instruments issued by ten (seven in 2007) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $206,000 and $305,000 as at August 31, 2007 and 2008, respectively.

Interest rate risk

As at August 31, 2008, the company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing
Short-term investments	As described above
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Forward exchange contracts

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, the majority of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2007 and 2008, the company held contracts to sell US dollars at various forward rates, which are summarized as follows (note 8):

	Contractual amounts	Weighted average contractual forward rates
As at August 31, 2007
September 2007 to August 2008	$36,900	1.1295
September 2008 to August 2009	14,200	1.1180
September 2009 to December 2009	1,200	1.1425
As at August 31, 2008
September 2008 to August 2009	$36,600	1.0686
September 2009 to August 2010	17,400	1.0535
September 2010 to August 2011	2,400	1.0619

18    Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions and network monitoring systems to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

The following tables present information by segment:

	Year ended August 31, 2008

	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$160,981	$22,809	$183,790
Earnings from operations	$9,524	$2,459	$11,983
Unallocated items:
Interest income			4,639
Foreign exchange gain			442

Earnings before income taxes and extraordinary gain			17,064
Income taxes			1,676

Earnings before extraordinary gain			15,388

Extraordinary gain			3,036

Net earnings for the year			$18,424

Amortization of capital assets	$4,128	$164	$4,292

Stock-based compensation costs	$1,171	$101	$1,272

Capital expenditures	$6,327	$181	$6,508

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Year ended August 31, 2007

	Telecom Division	Life Sciences and Industrial Division		Total

Sales	$129,839		$23,095	$152,934
Earnings from operations	$13,132		$3,650	$16,782
Unallocated items:
Interest income				4,717
Foreign exchange loss				(49)

Earnings before income taxes				21,450
Income taxes				(20,825)

Net earnings for the year				$42,275

Recognition of previously unrecognized research and development tax credits (note 14)	$(3,162)	$	−	$(3,162)

Government grants (note 14)	$(1,079)	$	−	$(1,079)

Amortization of capital assets	$5,557		$290	$5,847

Stock-based compensation costs	$886		$95	$981

Capital expenditures	$5,424		$123	$5,547

	Year ended August 31, 2006

	Telecom Division		Life Sciences and Industrial Division		Total

Sales		$107,376		$20,877	$128,253
Earnings from operations		$6,679		$1,383	$8,062
Unallocated items:
Interest income					3,253
Foreign exchange loss					(595)

Earnings before income taxes					10,720
Income taxes					2,585

Net earnings for the year					$8,135

Government grants (note 14)		$(1,307)	$	−	$(1,307)

Amortization of capital assets		$6,689		$1,228	$7,917

Stock-based compensation costs		$962		$70	$1,032

Impairment of long-lived assets (note 4)	$	−		$604	$604

Capital expenditures		$3,049		$329	$3,378

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at August 31,

	2008	2007

Telecom Division	$145,168	$109,065
Life Sciences and Industrial Division	9,571	9,199
Unallocated assets	138,327	160,874

	$293,066	$279,138

Unallocated assets are comprised of cash, short-term investments, other receivables on forward exchange contracts, income taxes and tax credits recoverable as well as future income taxes.

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2008	2007	2006

United States	$79,471	$73,679	$59,457
Canada	14,219	9,619	8,767
Latin America	8,858	7,592	8,380

Americas	102,548	90,890	76,604

China	13,960	9,329	9,084
Other	15,148	11,445	10,186

Asia-Pacific	29,108	20,774	19,270

Europe, Middle-East and Africa	52,134	41,270	32,379

	$183,790	$152,934	$128,253

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2006 and 2007, one customer represented more than 10% of sales with 13.8% of sales ($17,706,000) in 2006 and 14.7% of sales ($22,480,000) in 2007. In fiscal 2008, no customer represented more than 10% of sales. For fiscal 2006 and 2007, this customer purchased from the Telecom Division.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-lived assets by geographic region are detailed as follows:

	As at August 31,

	2008			2007

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$15,916	$7,479	$23,007	$15,939	$9,563	$24,801
United States	918	12,397	19,646	13	21	3,636
China	1,965	16	−	1,520	22	−
Other	1,076	53	−	645	22	−

	$19,875	$19,945	$42,653	$18,117	$9,628	$28,437

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

Reconciliation of net earnings to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings and net earnings per share under Canadian GAAP as compared to U.S. GAAP. Refer to corresponding explanatory notes in the Reconciliation Items section.

			Years ended August 31,

			2008	2007	2006

Net earnings for the year in accordance with Canadian GAAP			$18,424	$42,275	$8,135
Unrealized losses on available-for-sale securities	a	)	−	55	–
Stock-based compensation costs related to stock appreciation rights	b	)	–	(73)	–

Net earnings for the year in accordance with U.S. GAAP			$18,424	$42,257	$8,135

Out of which:

Earnings before extraordinary gain			$15,388	$42,257	$8,135

Extraordinary gain			$3,036	$–	$–

Basic and diluted earnings before extraordinary gain per share in accordance with U.S. GAAP			$0.22	$0.61	$0.12
Basic and diluted net earnings per share in accordance with U.S. GAAP			$0.27	$0.61	$0.12

Basic weighted average number of shares outstanding (000’s)			68,767	68,875	68,643
Diluted weighted average number of shares outstanding (000’s)			69,318	69,555	69,275

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

			As at August 31,

			2008	2007

Shareholders’ equity in accordance with Canadian GAAP			$259,515	$250,165
Forward exchange contracts (note 2)	c	)	–	2,864
Goodwill	d	)	(12,640)	(12,697)
Future income tax assets (note 2)			–	(916)
Stock appreciation rights	b	)	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP			$246,802	$239,343

Statements of cash flows

For the years ended August 31, 2006, 2007 and 2008, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Short-term investments

Upon the adoption by the company of the CICA Handbook Section 3855 on September 1, 2007, existing GAAP differences between Canadian GAAP and U.S. GAAP with respect to accounting for short-term investments were eliminated (note 2). Under Canadian GAAP, prior to the adoption of Section 3855 on September 1, 2007, short-term investments were carried at the lower of cost and market value and any unrealized loss was reflected in the statements of earnings. Under U.S. GAAP, short-term investments are classified as “available-for-sale securities” and carried at their fair value and any changes in their fair value are reflected in comprehensive income consistent with the accounting treatment required by Section 3855.

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

Upon the adoption by the company of the CICA Handbook Section 3855 on September 1, 2007, the existing GAAP differences between Canadian GAAP and U.S. GAAP with respect to accounting for forward exchange contracts were eliminated (note 2). Under Canadian GAAP, prior to the adoption of Section 3855 on September 1, 2007, forward exchange contracts qualifying for hedge accounting were not recognized on the balance sheet and foreign exchange translation gains and losses on these contracts were only recognized as an adjustment of the revenue when the corresponding hedged sales were recorded. Under U.S. GAAP, the forward exchange contracts qualifying for hedge accounting are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings consistent with the accounting treatment required by Section 3855.

d)	Goodwill

Under U.S. GAAP, until the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the asset grouping in determining recoverability. The intangible assets tested for recoverability prior to the adoption of SFAS 142 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis, using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets.

Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

This created a permanent difference in the carrying value of goodwill under Canadian GAAP and U.S. GAAP.

e)	Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against income taxes otherwise payable are recorded in the income taxes. These tax credits amounted to $2,546,000, $6,639,000 and $3,692,000 for fiscal 2006, 2007 and 2008, respectively. This difference has no impact on the net earnings and the net earnings per share figures for the reporting years.

f)	Elimination of deficit by reduction of share capital

As at August 31, 2006, under Canadian GAAP, the company proceeded to eliminate its deficit against its share capital (note 12). However, under U.S. GAAP, such elimination is not permitted, which creates a permanent difference of $373,711,000 in the deficit and the share capital between the Canadian GAAP and U.S. GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

g)	New accounting standards and pronouncements

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

Adopted in fiscal 2008

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company adopted this interpretation on September 1, 2007, and its adoption had no impact on its consolidated financial statements. Upon the adoption of FIN 48, the company elected to classify interest and penalties in interest expense.

To be adopted after fiscal 2008

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and it will not elect to use the fair value option as of the date of adoption.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and non-controlling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement no. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact its adoption will have on its note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Lives of Intangible Assets”.  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company will adopt this FSP on September 1, 2009, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles” and will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The company is currently evaluating the impact the adoption of SFAS 162 will have on its consolidated financial statements.

20    Subsequent Events

On November 6, 2008, the Board of Directors of the company approved a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commences on November 10, 2008, and will end on November 9, 2009, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On November 10, 2008, the Board of Directors of the company approved a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8,823,529 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than CA$3.40 per share and not more than CA$3.90 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire on December 16, 2008, unless withdrawn, extended or varied by the company. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions.

Upon the approval of the Offer, the company suspended the normal course issuer bid referred to above, until 20 business days following the expiration of the Offer.