Form 20-F
period 2009-08-31
EXFO ELECTRO OPTICAL ENGINEERING INC
filed 2009-11-25
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2009; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ________ to ________; or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from September 1, 2008 to August 31, 2009

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

None

As of November 2, 2009, the registrant had 22,749,965 Subordinate Voting Shares outstanding.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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
Yes ☐        No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 of 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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
A.      Offer and Listing Details
C.      Markets

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

Item 16B.              Code of Ethics

Item 16C.              Principal Accountant Fees and Services

Item 16D.             Exemptions from the Listing Standards for Audit Committees

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Item 16F.            Change in Registrant's Certifying Accountant

Item 16G.            Corporate Governance

PART III

Item 17.                Financial Statements

Item 18.                Financial Statements

Item 19.                Exhibits

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

A.   Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2005 and 2006 and the consolidated balance sheets data as at August 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements not included in this annual report. The consolidated statements of earnings data for each of the three years ended August 31, 2007, 2008 and 2009 and the consolidated balance sheets data as at August 31, 2008 and 2009 are derived from our audited consolidated financial statements that are included elsewhere in this annual report.

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

	Years ended August 31,
	2009	2008	2007	2006	2005
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Amounts under Canadian GAAP
Sales	$172,878	$183,790	$152,934	$128,253	$97,216
Cost of sales (1)	66,892	75,624	65,136	57,275	44,059
Gross margin	105,986	108,166	87,798	70,978	53,157

Operating expenses
Selling and administrative	63,808	61,153	49,580	40,298	31,782
Net research and development	27,698	26,867	16,668	15,404	12,190
Amortization of property, plant and equipment	4,607	4,292	2,983	3,523	4,256
Amortization of intangible assets	5,067	3,871	2,864	4,394	4,836
Impairment of long-lived assets	−	−	−	604	−
Restructuring and other charges	1,171	−	−	−	292
Government grants	−	−	(1,079)	(1,307)	−
Impairment of goodwill	21,713	−	−	−	−
Total operating expenses	124,064	96,183	71,016	62,916	53,356
Earnings (loss) from operations	(18,078)	11,983	16,782	8,062	(199)
Interest income	597	4,639	4,717	3,253	2,524
Foreign exchange gain (loss)	1,157	442	(49)	(595)	(1,336)
Earnings (loss) before income taxes and extraordinary gain	(16,324)	17,064	21,450	10,720	989
Income taxes	261	1,676	(20,825)	2,585	2,623
Earnings (loss) before extraordinary gain	(16,585)	15,388	42,275	8,135	(1,634)
Extraordinary gain	−	3,036	−	−	−
Net earnings (loss) for the year	$(16,585)	$18,424	$42,275	$8,135	$(1,634)
Basic and diluted earnings (loss) before extraordinary gain per share	$(0.27)	$0.22	$0.61	$0.12	$(0.02)
Basic and diluted net earnings (loss) per share	$(0.27)	$0.27	$0.61	$0.12	$(0.02)
Basic weighted average number of shares used in per share calculations (000’s)	61,845	68,767	68,875	68,643	68,526
Diluted weighted average number of shares used in per share calculations (000’s)	61,845	69,318	69,555	69,275	68,526
Other consolidated statements of earnings data:
Gross research and development	$35,757	$32,454	$25,201	$19,488	$15,878
Net research and development	$27,698	$26,867	$16,668	$15,404	$12,190
Amounts under U.S. GAAP
Net earnings (loss) for the year	$(8,179)	$18,424	$42,257	$8,135	$(2,920)
Basic and diluted net earnings (loss) per share	$(0.13)	$0.27	$0.61	$0.12	$(0.04)
Basic weighted average number of shares used in per share calculations (000’s)	61,845	68,767	68,875	68,643	68,526
Diluted weighted average number of shares used in per share calculations (000’s)	61,845	69,318	69,555	69,275	68,526

	As at August 31,
	2009	2008	2007	2006	2005
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Amounts under Canadian GAAP
Cash	$10,611	$5,914	$5,541	$6,853	$7,119
Short-term investments	59,105	81,626	124,217	104,437	104,883
Total assets	240,371	293,066	279,138	219,159	190,957
Long-term debt (excluding current portion)	−	−	−	354	198
Share capital	104,846	142,786	150,019	148,921	521,875
Shareholders’ equity	$208,045	$259,515	$250,165	$196,234	$173,400
Amounts under U.S. GAAP
Cash	$10,611	$5,914	$5,541	$6,853	$7,119
Short-term investments	59,105	81,626	124,217	104,437	104,883
Total assets	236,492	280,426	268,389	212,702	182,852
Long-term debt (excluding current portion)	−	−	−	354	198
Share capital	417,342	568,917	599,519	598,421	597,664
Shareholders’ equity	$204,093	$246,802	$239,343	$189,777	$165,295

(1)	The cost of sales is exclusive of amortization, shown separately.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

Fluctuations in the exchange rates between the Canadian dollar, US dollar and other currencies may adversely affect our operating results.

Most of our sales are denominated in US dollars and Euros. However, most of our operating expenses and capital expenditures are denominated in Canadian dollars and foreign currencies such as Euros, Sterling Pound (Great Britain), Rupee (India) and Renminbi (China). As a result, even though we manage to some extent our exposure to currency risks with forward exchange contracts (to sell US dollars for Canadian dollars) and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the US dollar on one hand and the Canadian dollar, Euro and other currencies on the other. For example, the average exchange rate of the Canadian dollar versus the US dollar was 1.1782 in fiscal 2009 compared to 1.0071 in fiscal 2008. Moreover, from March 1, 2009 to May 31, 2009, the Canadian dollar increased 16.4% against the US dollar which negatively affected our operating results for the third quarter of fiscal 2009. Any further decrease in the value of the US dollar relative to the Canadian dollar and other currencies, and any variance between the value of the Canadian dollar and the contractual rate of our forward exchange contracts, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

If the global economic recession persists or worsens, our business may continue to be adversely affected by unfavorable general economic and market conditions.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. During fiscal 2009, our operating results were adversely affected by unfavorable economic conditions and reduced capital spending in the Americas, Europe, Middle East and Africa (EMEA), and Asia-Pacific (APAC). The global economic crisis included significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity and currency values worldwide, and concerns that the worldwide economy will endure a prolonged recessionary period. Due to the unfavorable changes in economic and market conditions, capital spending was lower among our customers for test and service assurance solutions and, therefore, demand for our products declined which adversely affected our revenue level in 2009. Challenging economic and market conditions also impaired the ability of some customers to pay for the products and services they purchased. As a result, our reserves for doubtful accounts receivable increased. In addition, economic condition may also negatively affect the ability of some of our suppliers to supply us in a timely fashion.

Further effects of the global economic crisis, as well as other unforeseeable ones, are difficult to forecast and mitigate. If unfavorable economic and market conditions persist, we may continue to experience a material adverse impact on our business, operating results and financial condition.

We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.

The market for our primary business activity ─ namely designing, manufacturing, marketing and selling telecommunications test, measurement and service assurance equipment ─ is rapidly evolving and is marked by intense competition and technical innovation. Likewise, the market for our selected life sciences and industrial solutions is very competitive. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for telecommunications test, measurement and service assurance equipment as well as for life sciences and industrial solutions evolve in response to technical innovations and economic conditions. Achieving a compound annual growth rate of 20% in sales in the next three years, as we have targeted in our updated corporate performance objectives, will largely depend on our ability to gain market share by increasing sales of current products at existing accounts, expanding into new accounts, introducing new products and enhancements, and exploiting new market opportunities, all of which will be challenging given the competitive environment.

During the past few years, the telecommunications test, measurement and service assurance industry has witnessed consolidation. IXIA acquired Catapult Communications and Agilent Technologies’ data networks product testing line in June 2009 and October 2009, respectively. Danaher Corporation acquired Tektronix, Inc., in November 2007. Anritsu Corporation acquired NetTest A/S in August 2005 and JDS Uniphase Corporation (JDSU) acquired Acterna Corporation in the same month.

Competitors in test and measurement include global suppliers like Agilent, Anritsu, JDSU, Spirent and Yokogawa. Other players like AFL Noyes, Anacise, BlueLight Technologies, Dadi, Digital Lightwave, Electrodata, Empirix, Fluke Networks and Tektronix, operating divisions within Danaher Corporation, Grandway, Greenlee Tempo, Ineoquest, IXIA, Kingfisher, Nethawk, Shenick, Shunra, Sunrise Telecom and VeEX compete against us in niche test and measurement markets. On the service assurance side, we compete against Agilent, Danaher, Empirix, Ineoquest, Infovista, IXIA, Nexus Telecom, Radcom, Spirent, TTI Telecom and Whitbe. Some network equipment manufacturers also sell their in-house service assurance systems.

Some competitors may have greater financial, technical and/or marketing resources than us. Consequently, they may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products in order to capture market share.

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

A Tier-1 carrier in the US accounted for 11.6% of our sales in fiscal 2009, 7.4% in fiscal 2008, 14.7% in fiscal 2007, 13.8% in fiscal 2006 and 23.3% in fiscal 2005. Although we have reduced our exposure to this customer in recent years, we may not be able to offset lower sales at this particular account in the future. Despite the fact that this customer has a supply contract with us, it could change its purchasing practice, force us to renegotiate prices and is not obligated to purchase a specific amount of products from us or provide us with binding purchase forecasts for any period. In addition, our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalties.

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

We continue to implement measures to attempt to protect our gross margin, despite sharp fluctuations between the US and Canadian currencies. In addition, since September 2007, we began transferring and ramping manufacturing of our higher-volume, lower-complexity telecom products at a wholly-owned production facility in Shenzhen, China, with a goal of lowering our production costs. However, increased competition in the telecommunications test, measurement and service assurance industry and consolidation among our customers, will likely result in ongoing downward pressure on average selling prices, which may in turn negatively affect our gross margins. Pricing pressure can result from a number of factors such as:

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

Given their complexity, our products may contain undetected software or hardware defects, inaccurate calibration or compatibility problems, or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing and diligent efforts, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions, or that customized products will meet customer sign-off acceptance requirements. If we are unable to fix defects or other problems or meet custom requirements, we could experience, among other things:

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

We may not be able to make the acquisitions or strategic alliances needed for the development of our business or, if we do make such acquisitions or strategic alliances, we cannot assure you that we will successfully integrate the businesses, products, technologies and personnel. In addition, such acquisitions could distract management’s attention from our day-to-day business and operations. Ultimately, the failure to make strategic acquisitions or the inability to effectively integrate them could disrupt our overall business and harm our financial condition.

We intend to carefully seek businesses, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. There can be no assurance that we will ultimately make any such transactions. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price, our cash position, or our ability to raise capital or issue debt on favorable terms, or at all at the time of an acquisition, may affect our ability to complete such an acquisition.

In fiscal 2009, we  acquired  PicoSolve Inc., a  test and measurement company offering the industry’s fastest optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications We intend to continue making acquisitions of businesses, products and technologies as part of our overall growth strategy. In the event of any future acquisition, we could:

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

For the fiscal year ended August 31, 2009, customers outside of the United States and Canada accounted for 47.2% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

In the third quarter of fiscal 2007, we established a software development center in Pune, India, to supplement the efforts of our R&D centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, and since the third quarter of fiscal 2008, Boston, Massachusetts, United States. We also began manufacturing high-volume, low-complexity telecom products at our wholly-owned production facility in Shenzhen, China, in the first quarter of fiscal 2008 with the goal of lowering our manufacturing costs.

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
•
measures to ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in light of setting up new operating companies in India and China or the future acquisition of companies;

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future, especially following the acquisition of Brix Networks (renamed EXFO Service Assurance Inc.) in the third quarter of fiscal 2008. EXFO Service Assurance Inc. offers service assurance systems that monitor next-generation, converged IP networks. Given that these systems are more complex and mission-critical than traditional test equipment, the orders are much larger and the sales cycles are relatively longer. Therefore, sales levels for our service assurance business could fluctuate significantly quarter-over-quarter depending on when revenue is recognized.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to keep others from using the innovations that are central to our existing and future products. As of August 31, 2009, we own 46 actively maintained granted patents from the U.S. (including one “design” patent), ten from Canada, four from China, five from Germany (including one “Utility Model”), four from the United Kingdom, four from France, as well as a patent in each of four other European countries.  In addition, we have in process 20 US patent applications, seven Canadian patent applications, two European applications, one application in China, and one direct national entry in Germany (not via the European application), and as well five applications under the Patent Cooperation Treaty, which have not yet entered the national phase.  We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation can be time-consuming and expensive, regardless of whether we win or lose.

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

Litigation regarding intellectual property rights is common in the technology industry and third-party infringement claims involving technologies may increase. If an infringement claim is filed against us, we may be prevented from using some of our technologies and may incur significant costs to resolve the claim. Conversely, we may be required to spend significant resources to monitor and enforce our intellectual property rights.

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

Some of our customers experienced cash flow problems during the global economic recession and may continue to do so. Consequently, we may have customers who delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to order products would result in decreased revenues for us. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

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

We provide non-binding forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our forecasted requirements, we may have excess inventory, which could harm our relationships with our suppliers due to reduced future orders, increase our costs and require inventory write-offs. If we underestimate our requirements, we may have an inadequate inventory of parts, which could interrupt manufacturing of our products and result in shipment delays. The likelihood of misjudging our inventory requirements increased with the onset of the global economic recession and opening of a telecom manufacturing facility in Shenzhen, China, in September 2007 for high-volume, low-complexity products. This manufacturing facility complements the low-volume, high-complexity telecom products produced at our plant in Quebec City, Canada. In addition, lead times for materials and parts that we order may be long and depend on factors such as the procedures of, or supply terms with, a specific supplier and demand for each part at a given time.

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

Our manufacturing employees in Quebec City, Canada, are unionized. Failure to renew the collective bargaining agreement may cause disruptions to our manufacturing process and could adversely affect our operating results.

Our collective bargaining agreement (CBA) with unionized manufacturing employees in Quebec City, Canada, expired in February 2009. Negotiations for the renewal of the CBA are underway, but no agreement has been reached. If we do not conclude negotiations that are satisfactory to both parties or in the event of a work stoppage, any extended interruption or delay to scheduled product deliveries to our customers may cause us to lose sales. Our manufacturing employees in Quebec City are the only unionized members within the company, and we’ve never had a work stoppage during the 24-year history of EXFO.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial information or prevent fraud, which could harm our operating results and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable and accurate financial information and effectively prevent fraud. We devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we assess and that our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. Furthermore, we cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in the likelihood of acquiring companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As well, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to reduce infrastructure costs. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause it to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

Regulatory changes may cause us to incur increased costs.

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to report on internal controls over financial reporting. In addition, the process of moving from Canadian GAAP to IFRS, which extends from fiscal 2009 to 2011, will require management’s time and attention, and cause our general and administrative expenses to increase. Compliance with new rules could require the further commitment of significant financial resources and result in the diversion of management’s time and attention from revenue-generating activities. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

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

We must also provide significant training for our employee base due to the highly specialized nature of telecommunications test, measurement, and service assurance as well as life sciences and industrial technologies. Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise in international business development, product management, sales, engineering and operations – may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

Our insurance may not be sufficient to cover all potential liability. A successful claim exceeding our policy limits will reduce our cash position, increase our expenses and have a negative effect on our business, operating results and financial condition.

Our products are designed to help network service providers, cable operators and manufacturers of optical networks and components ensure network reliability. We also leverage our core telecom technologies for life sciences and industrial applications. The failure of our products to perform to customer expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice.

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

Our reported financial results could suffer if there is additional impairment of goodwill.

We are required to test annually, and review when circumstances warrant, our goodwill associated to business combinations, and determine if impairment has occurred. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is undertaken to determine the amount of the impairment loss. Impairment of goodwill would result in an incremental charge which would adversely impact our operating results for the period in which the impairment was determined to have occurred.

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Following the decrease in our stock price in June, 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and recorded an impairment charge of $21.7 million.

The recent turmoil in credit markets and the broader economy has contributed to share price and volume fluctuations in global stock markets that have reduced the market price of many technology stocks, including ours. Further declines in our stock price or the failure of our stock price to recover from previous declines, as well as any additional decline in our level of revenues or margins, could increase the risk that additional goodwill may become impaired in future periods. We currently have $22.5 million of goodwill on our balance sheet mainly related to the acquisition of Brix Networks. Any additional impairment of goodwill would negatively impact our operating results.

We may become involved in costly and time-consuming litigation that may substantially increase our costs and harm our business.

We may from time to time become involved in various lawsuits and legal proceedings. For example, we are a defendant in a putative securities class action suit filed in the United States District Court for the Southern District of New York involving approximately 300 other issuing companies. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations or financial condition. Any litigation to which we are subject could require significant involvement of our senior management and may divert management attention from our business and operations.

If we suffer loss to our factories or facilities, our operations could be seriously harmed.

Our factories and facilities are subject to catastrophic losses due to fire, vandalism, terrorism or other natural or man-made disasters. We do not have redundant multiple-site capacity and if any of our facilities or factories were to experience a catastrophic loss, it would disrupt our operations, delay production, shipments and revenue and result in large expenses, thereby harming our results of operation.

Unexpected declines in our research and development and other tax credits and grants may have an adverse effect on our business.

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. For example, research and development tax credits and grants represented 17.2% of our gross research and development expenses for the year ended August 31, 2009.

If unexpected changes in the laws or government policies terminate or adversely modify the Canadian and Quebec government programs, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. In addition, to the extent that we have increased our research and development activities outside of Canada and Quebec, resulting from the hiring of additional personnel at our software development center in Pune, India and the acquisition of Brix Networks, or potential future acquisitions, our increased R&D activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

Changes in our effective tax rate or adverse outcomes resulting from tax audits may have an adverse impact on our results.

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings among companies and countries which may have different statutory tax rates, by the valuation of our deferred tax assets, and by changes in tax rules and regulations. We are also subject to income tax audits and transfer pricing audits in the respective jurisdictions in which we conduct business and we regularly assess the likelihood of adverse outcomes resulting from these audits to ascertain the adequacy of our provisions for income taxes and transfer pricing policies. There can be no assurance that the outcomes of these tax audits, if any, will not have an adverse impact on our result and financial condition.

Our current principal stockholder has effective control over our business.

As of November 2, 2009, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 94.16% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. In fiscal 2009, the respective cash payments of $6.9 million, $2.4 million and $26.9 million for the purchase of capital assets, the contingent cash consideration for the acquisition of Brix Networks and the redemption of share capital, exceeded the $22.6 million provided by cash flows from operations. As at August 31, 2009, we held $69.7 million in cash and short-term investments.

We may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, effects of the financial crisis, reduced access to credit facilities and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs and meet more restrictive debt covenants. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

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

EXFO Photonic, operating since 1984, is a supplier of precision light-based adhesive spot curing products as well as curing process control for the global optical component manufacturing market and other non-telecom markets. Its products deliver precise doses of the appropriate spectral light into photo-sensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component and other manufacturing activities. EXFO Photonic light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio. EXFO Photonic, as of November 2, 2009, has 28 patents and 9 patents pending.

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

In March 2004, we renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada. This agreement expired in February 2009.

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

On November 5, 2007, we announced the approval by the Board of Directors of a share repurchase program, by way of a normal course issuer bid on the open market of up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2,869,585 shares at the prevailing market price. The period of the normal course issuer bid commenced on November 8, 2007, and ended on November 7, 2008. We repurchased a total of 1,859,835 shares. All shares repurchased under the bid were cancelled.

In March 2008, we acquired all the issued and outstanding shares of Navtel Communications Inc. (“Navtel”), a leading provider of Internet Protocol Multimedia Subsystem (IMS) and Voice-over-Internet Protocol (VoIP) test solutions for Network Equipment Manufacturers (NEMs) and Network Service Provider (NSP) labs. Navtel is a privately held company based in Toronto, Canada with subsidiaries in the Province of Ontario, Canada, United States and Germany. We paid a consideration of US$11.5 million, or US$11.3 million net of US$145,000 of cash acquired. The total consideration included acquisition-related costs of US$172,000.

In April 2008, we acquired all the issued and outstanding shares of Brix Networks Inc. (“Brix”), a global provider of open and extensible converged service assurance solutions. Brix is a privately held company based near Boston, Massachusetts, USA with a subsidiary in the United Kingdom. We paid consideration of US$29.7 million, or US$29.7 million net of US$12,000 of cash acquired, plus a contingent cash consideration of US$2.4 million, based upon the achievement of a bookings volume in the 12 months following this acquisition.

On November 6, 2008, we announced the approval by the Board of Directors of a renewal of the share repurchase program by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on November 10, 2008 and ended on November 9, 2009. We repurchased a total of 311,872 shares. All shares repurchased under the bid were cancelled.

On November 10, 2008 we announced a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8,823,529 subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. The Offer was made by way of a “modified Dutch Auction” pursuant to which shareholders could tender all or a portion of their shares (i) at a price not less than CA$3.40 per share and not more than CA$3.90 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares would have been purchased at the purchase price determined in accordance with the Offer. The Offer expired at 5 p.m. (Eastern Time) on December 16, 2008. We used cash and short-term investments to fund the purchase of shares. The Offer was not conditional upon any minimum number of shares being tendered, but it was subject to certain other conditions. A complete description of the terms and conditions of the Offer were contained in the Offer to Purchase and Issuer Bid Circular and related documents filed with the applicable securities regulatory authorities in Canada and the United States and mailed to holders of shares.

Based on final reports from CIBC Mellon Trust Company, the depositary for the Offer, we confirmed that we had taken up and accepted for purchase and cancellation, at a price of CA$3.90 per share, a total of 7,692,307 subordinate voting shares for a total cost of CA$30 million (excluding fees and expenses relating to the Offer) in accordance with the terms of the Offer.

Upon the approval of the Offer, we had suspended the normal course issuer bid that we had renewed on November 6, 2008 referred above. The bid was resumed on January 26, 2009, the date that we begun repurchasing shares under such bid.

In February 2009, the collective bargaining agreement effective since March 2004 with unionized manufacturing employees in Quebec City, Canada, expired. We received the requests of the union in August 2009 and we began the negotiations for the renewal of the collective bargaining agreement in October 2009. It has not been renewed as of this day and remains effective until renewed.

In February 2009, we acquired substantially all of the assets of PicoSolve, Inc., a private test and measurement company offering the industry’s fastest optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications. This company was founded in 2004 by researchers at Chalmers University of Technology in Gothenburg, Sweden, and provides ultra-high-speed optical sampling oscilloscopes to network equipment manufacturers (NEMs) involved in the design and production of next-generation optical networks. Network service providers (NSPs) will also require such high-end test equipment for their deployment initiatives.

On November 6, 2009 we announced that our Board of Directors approved the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2,256,431 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 10, 2009, and end on November 9, 2010, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839 a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in our stock price in June 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and we recorded an impairment charge of $21.7 million in the third quarter of fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division.

We will be submitting for the approval of our shareholders at our upcoming annual and special meeting in January 2010, a proposition with respect to an amendment to our articles of incorporation, for the change of the name of the corporation to “EXFO Inc.”. We believe that the present name no longer reflects our actual business activities. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839, a copy of the Management Proxy Circular dated November 2, 2009 filed on SEDAR and on EDGAR under Form 6-K.

B.	Business Overview

Company Overview

EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which accounts for almost 90% of the company’s revenues, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors.

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

In February 2009, we closed the acquisition of Sweden-based PicoSolve Inc., a supplier of ultra-high-speed optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications.

In April 2008, we acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.), for a cash consideration of $32.1 million. Brix Networks, a privately held company located in the Boston (MA) area, offers VoIP and IPTV service assurance solutions across the three areas most affecting the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). Brix Networks’ service assurance solutions are mainly designed for network service providers (NSPs) and large enterprises.

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

In fiscal 2008 and 2009, we accelerated the deployment of a software development center in Pune, India, to supplement the research and development capabilities of our labs in Boston, Toronto, Montreal and Quebec City. This enables us to benefit from the wealth of IP expertise in India, to accelerate product development―especially for our software-intensive protocol test and service assurance solutions―to take advantage of a lower cost structure.

In January 2006, we acquired substantially all the assets of Consultronics Limited (now merged with the parent company) a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks.

In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and now merged with the parent company), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction enabled us to combine optical and protocol test modules inside a single field-portable test platform in order to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. EXFO Protocol and EXFO Gnubi were consolidated in Montreal, Canada, in fiscal 2004.

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

We launched 26 new products in fiscal 2009, including three in the fourth quarter, compared to 27 in fiscal 2008. Key product introductions in fiscal 2009 included among others a portable test solution for characterizing 100 Gbit/s Ethernet and 40/43 Gbit/s SONET/OTN networks; a patent-pending distributed PMD analyzer that allows network operators to cost-effectively upgrade their networks to 40G and 100G by measuring the level of potentially debilitating PMD on each fiber section; new software releases for the IMS InterWatch platform and Packet Blazer product lines that support the migration of voice and video applications to the IPv6 (Internet protocol, version 6) addressing scheme; 1 Gbit/s and 10 Gbit/s test probes for carrier Ethernet and mobile backhaul service assurance applications; and the next-generation FTB-500 multilayer platform for high-end test applications in the field and central office. Following the year-end, we released the first turnkey optical modulation analyzer for complete characterization of signals up to 100 Gbaud. Sales from products on the market two years or less accounted for 38.4% of total sales in fiscal 2009.

Overall for fiscal 2009, sales decreased 5.9% to $172.9 million from $183.8 million in 2008. This decrease in sales mainly resulted from the global economic recession as well as from currency fluctuations on our sales and the impact of such fluctuations on our forward exchange contracts since the beginning of the fiscal year. However, global sales for fiscal 2009 included $25.3 million from Brix Networks and Navtel Communications, compared to $5.4 million in fiscal 2008, which mitigated in part the decrease in sales year-over-year. These two acquisitions were closed approximately two months and one month into the third quarter of fiscal 2008, respectively. Excluding the positive impacts of these two acquisitions, our sales would have decreased 17.3% in fiscal 2009 compared to 2008, reflecting the impact of the global economic recession and the negative effects of the currency fluctuations on our sales and the impact of such fluctuations on our forward exchange contracts in fiscal 2009, compared to 2008.

We reported a GAAP net loss of $16.6 million, or $0.27 per share, in fiscal 2009, compared to net earnings of $18.4 million, or $0.27 per diluted share, in fiscal 2008. Net loss for fiscal 2009 included a non-cash pre-tax impairment of goodwill of $21.7 million. GAAP net loss for fiscal 2009 also included pre-tax charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company. However, GAAP net loss included a pre-tax R&D tax credits recovery of $1.9 million and $372,000 for the recognition of previously unrecognized future income tax assets. Finally, GAAP net loss for fiscal 2009 included $4.3 million in after-tax amortization of intangible assets and $1.4 million in stock-based compensation costs. Net earnings for fiscal 2008 included $5.3 million for the recognition of previously unrecognized future income tax assets, $2.7 million for income tax recovery following the review of our tax strategy related to the changes in substantively enacted income tax rates in Canada, $1.5 million of income tax expense to account for the changes in substantively enacted income tax rates on our future income tax assets in Canada, an extraordinary gain of $3.0 million related to the negative goodwill of the Navtel acquisition, as well as $3.0 million in after-tax amortization of intangible assets and $1.3 million in stock-based compensation costs.

EBITDA (net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain) were at $14.5 million, or 8.4% of sales in fiscal 2009, compared to $20.6 million, or 11.2% of sales in 2008 (see pages 77 and 78 of this document for a comprehensive reconciliation of EBITDA to GAAP net earnings (loss)). EBITDA for fiscal 2009 included pre-tax charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company and stock-based compensation costs of $1.4 million. However, EBITDA included a pre-tax R&D tax credits recovery of $1.9 million.

On November 6, 2008, we announced that our Board of Directors had authorized a renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.7 million subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid started on November 10, 2008 and ended on November 9, 2009. All shares repurchased under the bid were cancelled. In fiscal 2009, we repurchased 488,786 subordinate voting shares for an aggregate net purchase price of $1.4 million.

On November 10, 2008, we announced that our Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On December 18, 2008, pursuant to the Offer, we purchased for cancellation 7.7 million subordinate voting shares for the aggregate purchase price of CA$30 million (US$24.9 million), plus related fees of $576,000. We used cash and short-term investments to fund the purchase of shares.

On November 6, 2009, we announced that our Board of Directors had authorized the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2,256,431 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid will start on November 10, 2009, and end on November 9, 2010, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in our stock price in June 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and we recorded an impairment charge of $21.7 million in the third quarter of fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division.

In June 2009, we laid off a number of employees across the organization as part of a restructuring plan to cope with currently difficult market conditions. This action resulted in a one-time pre-tax restructuring charge of $1.2 million that was recorded in the fourth quarter of fiscal 2009 but is expected to deliver about $6 million in annual savings.

During the third quarter of fiscal 2009, we were named recipient of the Growth Strategy Leadership Award by Frost & Sullivan for the fifth consecutive time. The award is presented to the company whose growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market during the previous research period. According to Frost & Sullivan, a leading global growth consulting firm, we captured first place overall in the FOTE market with a market share of 18.0% in 2008, up from a third-place 12.7% in 2006 (Frost & Sullivan did not grant an award in 2008 for market-share gains in 2007). Frost & Sullivan estimated the FOTE market to be $567.4 million in 2008, including $247.9 million for the portable installation and maintenance (I&M) test market. Based on Frost & Sullivan’s market data, we improved our leadership position in the portable I&M test market from 25.5% in 2006 to 33.3% in 2008.

Key Industry Trends

The fundamental drivers for increased bandwidth and Internet Protocol (IP) fixed-mobile convergence in the global telecommunications industry remain intact, but they were constrained by the economic recession that has forced network operators and network equipment manufacturers to reduce their capital and operating expenses in calendar 2008 and 2009. Due to the recession, several of these players announced significant reductions in capital expenditures and staffing levels during the course of the year.

Despite this challenging macro-economic environment, the telecom market dynamics in 2009 are completely different from those during the industry downturn of 2001. First, there is a myriad of bandwidth-intensive applications generating strong growth in bandwidth demand, both in wireless and wireline networks. For example, monthly traffic is at the exabyte level (1 exabyte equals 1 quintillion bytes) in 2009, while in 2001 there were few applications outside of regular e-mail delivery. Second, the ongoing demand for bandwidth has placed a strain on access, metro rings and long-haul routes, whereas in 2001 there was an overabundance of bandwidth capacity in optical backbone networks, which drove bandwidth prices down significantly. Finally, most network operators have healthy balance sheets today, while in 2001 many of them were financially overextended with some declaring bankruptcy.

According to Cisco’s Visual Networking Index, global IP traffic will nearly double every two years (compound annual growth rate of 46%) from 2007-2012, reaching just under 44 exabytes per month in 2012. Global bandwidth demand is driven by a wide range of applications including peer-to-peer file sharing, social networking, Internet gaming as well as various forms of IP video. For example, according to Cisco, YouTube consumed more bandwidth in 2008 than traffic crossing the entire US network backbone in 2000.

As telecommunication networks are being transformed to deliver IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly mix and transport these services. Such networks are not capable of efficiently carrying IP-based services, since they were designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, new optical transport network (OTN) standards have been defined to carry IP applications over Ethernet and are at the very foundation of what the industry is labeling next-generation networks. Network operators are increasingly turning to such next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services ― and even quadruple-play services ― as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, network operators are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) are optimal in the post-deployment phase.

As well, fiber-to-the-home (FTTH) is becoming the access network architecture of choice for network operators wishing to provide a superior user experience for a combined video, data and voice offering. This architecture allows them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth demands are growing from the 1 to 5 Mbit/s (megabits per second) of the past to 30 to 100 Mbit/s required for the long term. Some projects, however, may be delayed due to reduced funding. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also expand in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed more quickly.

FTTH investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It should be noted that FTTH deployment costs have largely dropped over the years as increased volume and improved test tools, like those we offer, are rendering rollouts increasingly simple and efficient. FTTH is also proving to be a low-cost alternative for multi-dwelling units (MDUs) as this network architecture can deliver large amounts of bandwidth at a minimal cost per apartment. We are merely at the early stages of fiber deployments in access networks, both in North America and around the world. It is also worth noting that Western Europe and even China have become increasingly committed to deploying FTTH networks, given their high-population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is now becoming mainstream, while a few network operators are expected to begin 100 Gbit/s Ethernet field trials later in this calendar year. In the long run, these solutions will offer a more economical way to add capacity on saturated network sections, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

These market dynamics affected telecom test and service assurance suppliers in fiscal 2009. However, the tail-end of the economic recession in the United States and Western Europe could continue to delay network investments and necessarily reduce demand for our test and service assurance solutions.

For our Life Sciences and Industrial Division, key market trends for the niche markets that we serve include:

•
Industrial UV Spot-Curing: Overall, the end-markets for precision assembled products manufactured with UV curing remains healthy, especially for the assembly of medical devices, despite weaker economic conditions. The optoelectronics market, dominated by high-volume manufacturing in Asia has been significantly affected by the global recession in 2009, but we expect it to begin to recover in 2010 and it is increasingly adopting LED (light emitting diode) UV spot curing equipment.

•	Life Sciences: The fluorescence microscopy market is stable with the majority of the growth happening in live cell and quantitative imaging applications.
•
Industrial UV Digital Print Ink Curing: The digital print markets that we target are exhibiting flat growth to light decline, due to the global recession in 2009. However, there are indications that they will resume stronger growth in 2010 as printing press equipment continues to make the transition from analog to digital technology.

Three-Year Corporate Objectives

Our goal is to become a strong market leader in the global telecom test and service assurance industry, mostly with Network Service Providers (NSPs). We are committed to offering the most advanced market-driven solutions that help NSPs efficiently install, commission and run their converged IP fixed-mobile networks. Given the myriad of applications and resultant explosion in bandwidth demand, we are increasingly covering the service and applications layers on a network infrastructure to enable quadruple-play services.

To achieve our long-term vision, we plan to expand our leadership position in the portable optical segment, while growing our protocol business even faster to surpass optical in terms of sales. This plan is largely based on profitable organic growth, but it will be supported by strategic acquisitions of typically small to mid-size companies with best-of-class technologies in nascent, high-growth markets complementary to EXFO’s. We also intend to improve our competitive position through strategic alliances and partnerships.

In our fiscal 2008 Annual Report, we had established three corporate performance objectives to gauge the success of our overall plan over the next three years:

o	Increase sales significantly faster than the industry growth rate (20% CAGR*)
o	Grow EBITDA** in dollars faster than sales (>20% CAGR)
o	Continue raising gross margin (62%)

*	Compound annual growth rate
**	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

Given the global economic recession in fiscal 2009, we adjusted our corporate performance metrics over a new three-year period extending from fiscal 2010 to 2012. We have maintained our 20% sales CAGR objective, proposed to double EBITDA in dollars, and raised our gross margin target to 64% for the newly defined three-year period.

Corporate Performance Objectives for FY 2010-2012
Increase sales by a CAGR of 20% or more
Raise gross margin to 64%
Double EBITDA in dollars

We expect these three-year objectives to guide our actions in upcoming years as we are committed to maximizing shareholder value, although there can be no assurance that we will be successful in meeting the objectives.

In fiscal 2009, sales and EBITDA decreased 5.9% and 29.7%, respectively, compared to 2008. Most of these come from the negative effect of the global economic recession in fiscal 2009 as well as from currency fluctuations since the beginning of the fiscal year. However, gross margin improved to 61.3% in fiscal 2009 from 58.9% in 2008 despite difficult market conditions and currency fluctuations, due to the contribution of newly acquired Brix Networks and Navtel Communications. See Item 5 - Operating and Financial Review and Prospects for a comprehensive analysis of our sales and gross margin.

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

Modular System Design. In 1996, we established an industry-first by launching the original modular optical test platform. This system design consists of a PC-based, MS Windows-driven platform that can accommodate several test modules performing various types of measurements. We have since developed additional compatible test platforms, including the release of the FTB-500 field-testing platform in 2009, and extended our test module offering for both NSPs and system manufacturers based on the same modular design. Our modular product design provides the following advantages:

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

High Degree of Technological Innovation. We have established a strong reputation for technological innovation over the last 24 years. We believe this attribute represents a key differentiator for us within a competitive marketplace. Following are some of our industry firsts:

•	the first PC-based modular test platform for field applications;
•	the first all-in-one optical loss test set combining several instruments;
•	the first modular platform to combine optical and protocol test solutions;
•	the first line of portable test instruments designed for FTTx testing;
•	the first fully integrated Ethernet-over-SONET test solution;
•	the first distributed PMD analyzer; and
•	the first portable test solution for characterizing 100 Gbit/s networks.

High-Quality Products.  Product quality is an integral part of our solution. Our Quebec City, Canada, operations have maintained ISO 9001 certification since 1994 and they are now certified to the new 2000 edition of the standard. Our manufacturing plant in Shenzhen, China, which started operations in September 2007, is responsible for the production of high-volume, low-complexity telecom products. Our Shenzhen plant follows the same corporate quality standards and was certified ISO-9001 in January 2009. All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, IETF, ETSI and other industry-leading standards bodies. During manufacturing, each product has a related quality-assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

Our product designs comply with Directive 2002/96/EC, a legislation enacted by the European Union regarding the disposal of waste electrical and electronic equipment (WEEE), for all products exported to Europe. In regard to the Directive 2002/96/EC (RoHs), test and measurement manufacturers have been provided a limited exemption until 2012.

Products

Our test platforms, namely the AXS-200 SharpTESTER, FTB-200 Compact Platform, FTB-500 Platform, and IQS-600 Intelligent Test System, are at the core of our product portfolio. The AXS-200 SharpTESTER is a multi-service, multi-medium handheld test platform designed for characterizing and troubleshooting commercial and residential access networks. It can easily be configured for copper/DSL/triple-play, Ethernet or optical testing applications. The FTB-200 Compact Platform is a two-slot portable test unit optimized for multi-technology, multi-application characterization of metro and access networks. The newly launched FTB-500, which is available in four-slot and eight-slot configurations, provides NSPs with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQS-600 platform is designed for manufacturing and R&D applications. It tests optical as well as transport and data communications technologies increasingly based on IP. All platforms and related test modules are supported by integrated and highly intuitive graphical user interfaces (GUIs), enabling the user to easily store, handle and retrieve test results and measurement data. In addition, EXFO offers a number of handheld and benchtop test and measurement products, some of which are modular in nature.

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

Following the acquisition of Brix Networks in April 2008, we also offer comprehensive service assurance and performance monitoring systems for advanced IP and carrier Ethernet services such as IPTV, voice-over-IP, IP/MPLS, virtual private networks (VPNs), video on demand, and video conferencing. The Brix System, a family of integrated software and hardware components, proactively monitors quality by providing complete visibility across all IP services, throughout the lifecycle of the service, and across the entire network.

Within the Brix System, advanced performance management applications, running on a central-site software engine, called BrixWorx, analyze and display performance data collected from the measurement sources, like Brix Verifiers and native network elements deployed throughout the network being monitored. Brix Verifiers execute protocol-specific tests to precisely calculate crucial availability and performance metrics through proactive testing, ongoing monitoring, and the collection of data directly from infrastructure devices.

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

The following table summarizes the principal types of test instruments for the telecommunications industry, typical applications and the formats in which we offer them:

Instrument Type	Typical Application	NSP Market				Manufacturer /R&D Market
		FTB 500 Modules	FTB 200 Modules	AXS 200 Modules	Handhelds	IQS-600 Modules	Bench top Instruments

ADSL/ADSL2+ Service Verification Tool	Based on a DSL “golden modem”, these units are used to test the function, speed and quality of a DSL service at the subscriber premises.			X	X

Broadband source	Used for testing wavelength-dependent behavior of fiber cables and dense wavelength division multiplexing (DWDM) optical components.					X	X

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
		X				X

Optical coupler	Used in test system to combine sources or signals. Also uses as splitters to monitor signals.					X

Optical power meter	Measures the power of an optical signal. It is the basic tool for the verification of transmitters, amplifiers and optical transmission path integrity.	X	X		X	X	X

Optical power reference module	Provides a highly accurate and traceable measurement of power for the calibration or verification of other power measurement instruments.					X

Instrument Type	Typical Application	NSP Market				Manufacturer /R&D Market
		FTB 500 Modules	FTB 200 Modules	AXS 200 Modules	Handhelds	IQS-600 Modules	Bench top Instruments

Optical return loss meter	Combines a laser and a power meter to measure the amount of potentially degrading back reflection.	X	X		X	X

Optical spectrum analyzer	Produces a graphical representation of power versus wavelength for an optical signal. Useful for measuring the drift, power and signal-to-noise ratio for each wavelength in a DWDM system.	X

Optical switch	Provides switching between fibers. Used to provide flexible and automated test setups such as the measurement of multiple fibers or components with multiple ports with one instrument.	X				X

Optical time domain reflectometer (OTDR)	Like a radar, it measures the time of arrival of reflections of an optical signal to determine the distance to the breaks or points of excessive loss in a fiber network.	X	X		X

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

Products for Network Service Providers

Test Equipment

We offer an extensive range of field-portable test, measurement and monitoring solutions that are mainly used by network service providers and can also be utilized by network equipment manufacturers. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our AXS-200 SharpTESTER platform, which is designed for entry-level field technicians in access networks, can easily be configured for copper/DSL/triple-play, Ethernet or optical testing applications. Since the introduction of the AXS-200 SharpTESTER in 2008, we have released several access test solutions, such as Ethernet/IP, 30 MHz copper and ADSL2+ triple-play test modules; several others will be released in upcoming months. Our FTB-200 Compact Platform, designed for the “super field technician”, holds up to two interchangeable modules that are fully compatible with our more advanced FTB-500 platform. Test technologies well-suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTSs), SONET/SDH analyzers from DS0 up to OC-192, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers. Our third-generation field-testing platform, the FTB-500, is available in two configurations. The four-slot model is designed for datacom testing, OTDR analysis, optical loss, and Ethernet (up to 10 Gbit/s) testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It also supports dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large robust touchscreens are very practical for field use.

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

End-to-End IP/MPLS/Carrier Ethernet Service Assurance:  BrixNGN

The network core is the heart of the service delivery network, and where successful providers’ service assurance strategies start. To effectively guarantee end-to-end SLAs and meet customers’ requirements, providers must implement a service assurance solution that provides visibility from the provider edge and to end-users, while allowing segmented views of service quality for problem isolation. By continually monitoring the performance and quality of real-time IP and carrier Ethernet services, and not just the physical network devices, BrixNGN provides the most effective service assurance solution.

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

Performance Monitoring for IP Video: BrixVision

The BrixVision product line is a family of IPTV service assurance products that measure the end-to-end quality of IP-based video services and validate the performance of video broadcast, on-demand channel, over-the-top video, and video-conferencing quality. The BrixVision product line provides full service lifecycle performance monitoring for IP Video services such as broadcast TV, video on demand, gaming, and videoconferencing. BrixVision provides visibility into service performance using a combination of proactive testing and user transaction generation, passive monitoring, and the collection of performance metrics from service delivery or home network devices.

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

Products for Network Equipment/Component Manufacturers

Test Equipment

Our network equipment/component vendor solutions, mainly built around our IQS-600 platform, are available as test modules or stand-alone benchtop instruments. The next-generation IQS-600 platform can efficiently run as many as 100 optical test modules using a single controller unit. The IQS-600 platform is equipped with the software and hardware technology to support single-button operation for automated testing. Its system-based approach – one box, several test modules – combined with an open architecture (PXI, Windows, LabVIEW™, etc.) and ease of programming, produces a highly flexible test environment.

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

Our system/component vendor solutions also address testing issues that cannot be handled by standard test modules or stand-alone benchtop instruments. Over the years, we have developed a number of integrated test systems and offer them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is a list of integrated test systems that we provide for characterizing optical components, subsystems and networks:

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

Following the acquisition of PicoSolve Inc. in February 2009, we also offer advanced test solutions for network equipment manufacturers in the process of developing ultra high-speed optical networks.

PSO-200 Optical Modulation Analyzer

The PSO-200 is the first turn-key optical modulation analyzer for complete characterization of signals up to 100 GBaud. Very high-speed network transmission is enabled through the efficient modulation of signals, whether it is phase, amplitude or both. To design 100G systems based on such advanced modulation schemes and to make sure they are ready for deployment, network equipment manufacturers (NEMs) have used in-house test solutions, which are often complex or limited. The introduction of the PSO-200 Optical Modulation Analyzer changes the picture as engineers working in R&D labs and manufacturing environments now have access to a turnkey and comprehensive test instrument that makes bandwidth limitation irrelevant.

PSO-100 Optical Sampling Oscilloscope Series

The PSO-100 Series are the industry's fastest sampling oscilloscopes, allowing characterization of optical signals at data rates up to 640 Gbits/s. The PSO-100 all optical sampling oscilloscopes enable distortion-free, eye-diagram analysis and pattern visualization within existing high-speed optical networks.

IMS/VoIP Test Systems

InterWatch Product Line

In addition, we offer a line of hardware modules and SolarisTM software-based telecommunications test products operating on a common hardware platform range. This product line consists of the QA-604 platform that was introduced in April 2009 and the InterWatch R14 system. Our products simulate both network subscribers and network elements used in emerging IMS and next-generation networks.

We maintain a library of software modules that provide test support for a large number of standardized industry protocols and variants. Our emphasis is on testing complex, high-level and emerging protocols, including IP Multimedia Subsystem (IMS) and IP Telephony (Voice over IP or VoIP).

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

Interoperability Testing.  Our systems are used to simulate one or more network devices, emulating their actions and responses. By simulating various network devices, such as digital switches, network access nodes and network databases, our products assist engineers with the cost-effective development of equipment that will be compatible with other devices in the networks within which they will be deployed. This helps ensure that network equipment will interoperate reliably, thereby reducing costly failures after installation.

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

Voice and Video Quality Analysis. Our systems are used to simulate subscribers’ voice and video traffic and measure the impact on the quality of customer experience (QoE). This type of testing helps ensure that the network can deliver an acceptable quality of voice and video to customers even when subjected to large volumes of network traffic.

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

The following table summarizes the principal types of high-precision assembly and life science solutions we provide as well as their typical applications:

Light Sources and Accessories
Product Type	Product	Typical Application
UV Curing Light Sources	Omnicure® S1000 Omnicure® S1500 Omnicure® S2000
Used to initiate photo chemical reactions in polymer-based materials for a variety of end use applications. Examples include adhesive curing for manufacturing of high value-added items such as medical devices, micro-electronic and opto-electronic components, displays, and data storage devices.

UV LED Curing Light Sources	Omnicure® LX300
Fluorescent Light Sources	X-Cite® 120XL X-Cite® 120 PC X-Cite® exacte	Fluorescence light source that attaches directly to most microscopes currently sold by major microscopes manufacturers.
Optical Accessories		Optional custom delivery optics used with EXFO UV light sources to tailor the properties of light beams to end-user applications.

Light Sources and Accessories
Product Type	Product	Typical Application
High Power Fiber Light Guide		Provides an equal distribution of light energy to multiple cure sites with 50% more throughput than standard fiber guides.
UV LED Curing Pinning System	ExcelerateTM PIN-100 ExcelerateTM PIN-101
Used to pin (partially cure) UV ink immediately after jetting to enhance the management of drop size and image integrity, minimizing the unwanted mixing of drops and providing the highest possible image quality and the sharpest color rendering.

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

In fiscal 2009, we continued to increase our software development capabilities at our R&D center in India at a lower cost. We had initially acquired a small outsourcing company based in Pune, India. Today, this group is our largest R&D center with 152 employees.

As of November 2, 2009, our research and development departments included 454 full-time engineers, scientists and technicians, of whom 121 hold post-graduate degrees. Gross research and development expenditures in fiscal 2009 reached $35.8 million, compared to $32.5 million in 2008 and $25.2 million in 2007. We launched 26 new products in fiscal 2009 compared to 27 in 2008 and 20 in 2007. Approximately 38% of sales in fiscal 2009 originated from products that have been on the market two years or less compared to 35% in 2008 and 34% in 2007.

Through market-oriented product portfolio review processes at our telecom sites in Quebec City, Canada, Montreal, Canada, Concord, Canada, Chelmsford (MA), USA, and Pune, India, we ensure that our investments in research and development are aligned with our market opportunities and customers’ needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Quarterly product portfolio review meetings enable us to select a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget have significantly changed.

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

Customers

Our global and diversified telecom customer base relies on our test and service assurance solutions to enable optical networks to perform optimally during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring. We also have selected customers in high-precision assembly and life science sectors that require our solutions to render them more efficient in their respective fields. Our telecom customers include network service providers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises, network equipment manufacturers, component vendors and laboratory researchers. Our life science and industrial customers consist of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems, photonic components and microscopes, as well as universities, medical schools, governments, and private and industrial research laboratories. Our UV digital print customers consist of printing equipment manufacturers who develop products for label production and product marking. In fiscal 2009, our top customer accounted for 11.6% of our sales and our top three customers represented 17.8% of our sales. In comparison, in 2008 our top customer accounted for 7.4% of sales and our top three customers represented 13.1%, while in 2007, our top customer accounted for 14.7% of sales and our top three customers represented 19.6%.

With regard to geographic distribution, sales to customers in the Americas (US, Canada, Central and Latin America) represented 57% of our sales in fiscal 2009, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 27% and 16% of sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 56%, 28% and 16% of sales, respectively, in 2008, and 59%, 27% and 14%, respectively, in 2007.

Sales

We sell our telecom test, measurement and service assurance solutions through direct and indirect sales channels in the Americas (US, Canada, Central and South America) and around the world.

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

On the international front, we have sales personnel covering strategic areas such as the EMEA (Europe, Middle-East and Africa) and APAC (Asia-Pacific) regions. Our sales network in EMEA is supported by a main office and service center in Southampton, UK, which maintains our head of European sales operations and also provides repair and calibration services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distributors.

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

We rely on a network of more than 90 distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our direct telecom sales team consists of a Vice-President of Sales for the Americas and a Vice-President of International Sales. They are supported by nine regional sales directors that are leading a widely distributed team of more than 121 people acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and measurement. We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Following the acquisitions of Navtel Communications and Brix Networks (renamed EXFO Service Assurance Inc.) in 2008, sales responsibilities within our Telecom Division were modified. Navtel Communications’ sales team was fully integrated within the Telecom Division, while EXFO Service Assurance’s sales force remained stand-alone as its systems are more complex than traditional test equipment and require longer sales cycles. EXFO Service Assurance, with its main sales office located in Chelmsford, MA, USA, consists of regionally based account executives and sales engineers that target carriers, service providers and cable MSOs. Regional sales offices are located in Southampton, England, Singapore and Beijing, China.

EXFO Service Assurance sells its solutions mainly through direct channels in the Americas (US, Canada, Central and Latin America) and around the world. In the EMEA and Asia/Pac regions, its sales teams work with resellers that have a strong local presence.

The main office for our Life Sciences and Industrial Division is located in Toronto, Canada. We use mixed sales channels to serve various markets supported by this division, depending on product line and geography. Optical light sources and related accessories used for industrial applications are sold in North America through a network of more than 10 manufacturer representatives and, internationally, through a network of more than 20 distributors. UV light sources for digital print applications are sold directly to customers globally. The X-Cite 120 and Exacte Fluorescence Illumination Systems are sold through value-added reseller agreements with major microscope companies and system integrators in North America and Europe. Positioning products are sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the positioning life science research market in the United States and Canada, business relationships are in place with major microscope manufacturers, which include Nikon, Olympus and Zeiss. These companies often combine the sale of their microscopes with our product.

Product Management, Marketing/Communications and Global Services

Product Management

Our telecom test and measurement Product Management Group consists of one Vice-President responsible for our Optical, Transport & Datacom, Copper Access, and IMS/VoIP product lines – as well as directors and product managers who have various degrees in engineering, science and business administration. Directors and product managers, under the direction of the Vice-President, are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, strategic marketing specialists analyze our markets of interests, compile competitive information and identify macro-trends in our sector.

Our Service Assurance activities fall under the management of a separate Vice-President/General Manager, who is supported by a Director and Product Managers responsible for product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns.

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

The Telecom Division product management group and the Life Sciences and Industrial Division product management group include 59 and 11 employees, respectively.

Marketing/Communications

The Telecom Division’s Marketing-Communications team, which mainly consists of project managers, marketing writers, translators and graphic artists, supports our Product Management Group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force and for updating the marketing contents of our website. This team falls under the responsibility of the Vice-President, Telecom Product Management and Marketing.

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

Global Services

EXFO’s Global Services operation, which falls under the responsibility of a Director, provides customers with a broad array of support and services worldwide. This team has direct staff in North America, Europe, and Asia. It also provides local support in other regions through select partners. Such a strategy enables EXFO to have a global reach while maintaining strong local ties.

This team’s objective is to directly contribute to the customer’s success and to achieve EXFO’s long-term mission by providing internal and customer-facing services.  Specifically, it fulfills its mission by offering:

•	Customer Relationship Management (CRM) Administration – Business Ownership of EXFO’s CRM toolset and evolution.

•
Sales Support – Leverage the effectiveness of its sales force by providing pre-sales and demo support, as well as guiding customers in purchasing the correct equipment for their respective applications, issuing quotations, and promoting the Flexcare extended warranty service and support program.

•	Order Management – Accurately process customer orders from entry through fulfillment and delivery.

•
Customer Service – Serve as a primary interface for inbound and outbound customer communication. Provide customers with one central point of contact and work with the customer from purchasing equipment to helping them arrange for service, if necessary.

•
Product Support – Provide expert technical support and deliver product service worldwide. Directly manage EXFO’s Worldwide Service Centers. Where applicable, furnish installation and on-site servicing for more complex equipment and applications.

•	Systems Services – Provide pre-sale, delivery, post-sale technical support, and system actualization of EXFO’s test and service assurance systems.

•	Education Services – Aggregate expertise, develop material, and deliver free and fee-based training.

•	Professional Services – Provide value-added solution services for EXFO’s test and system customers.

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. As at November 2, 2009, we had 314 employees involved in our telecom manufacturing operations. Most of our telecom manufacturing activities, which occupy a total of approximately 115,000 square feet, are spread among four buildings: two in Quebec City, Canada, one in Shenzhen, China, and one in Chelmsford, MA, USA.

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

•
Product Engineering and Quality.  This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, and the quality control and regulatory compliance process. Quality control represents a key element in our manufacturing operations. Quality is assured through product testing at numerous stages in the manufacturing process to ensure that our products meet stringent industry requirements and our customers’ performance requirements.

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

Our Life Sciences and Industrial Division’s manufacturing operations occupy 8,000 square feet in Toronto, Canada and 23 employees were involved in manufacturing operations as at November 2, 2009 . This group manufactures light sources and related accessories, fluorescence illumination systems and precise positioning equipment for the life sciences and high-precision assembly markets. Operations consist of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Recognizing the importance of reduced time-to-market for our solutions, we have focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly. Following are key manufacturing responsibilities in Toronto, Canada:

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

Competitors in test and measurement include global suppliers like Agilent Technologies Inc., Anritsu Corporation, JDS Uniphase Corporation, Spirent Communications plc and Yokogawa Electric Corporation. Other players like AFL Telecommunications LLC, AnaCise Testnology Corporation, BlueLight Technology Inc., DADI Telecommunication Equipment CO., Ltd, Digital Lightwave Inc., Electrodata, Inc., Empirix, Inc., Fluke Corporation and Tektronix, Inc. (which both are operating divisions within Danaher Corporation), Shanghai Grandway Telecom Tech. co., Ltd, Greenlee Textron, Inc., Ineoquest Technologies, Inc., IXIA, Kingfisher International Pty Ltd, Nethawk Oyj, Shenick Network Systems Limited, Shunra Software Ltd, Sunrise Telecom Incorporated and VeEX Inc. compete against us in niche test and measurement markets. On the service assurance side, we compete against Agilent Technologies Inc., Anritsu Corporation, JDS Uniphase Corporation, Tektronix, Inc. (which is an operating division within Danaher Corporation), Empirix, Inc., Ineoquest Technologies, Inc., InfoVista S.A., IXIA, Nexus Telecom AG, RADCOM Ltd., Spirent Communications plc, TTI Telecom International Ltd. and Whitbe. Some network equipment manufacturers also sell their in-house service assurance systems.

Competition for our life sciences and industrial solutions is quite varied, depending upon product line. OmniCure‘s competitors, which sell light-based curing products, include Dymax Corporation, Henkel Corporation in North America and Europe, as well as Hamamatsu, Photonics K.K., Ushio Inc. and Panasonic Corporation in Asia. Excelerate, a new brand and product line, competes globally with products from well established companies such as Dr. Honle, Nordson and Integration Technologies. With regard to our X-Cite 120 Fluorescence Illumination System, main competitors consist of microscope manufacturers who have developed lamp housings for low-wattage mercury burners in-house. Finally, our motion-control instruments, which are designed for various life science applications, compete against products from companies like Sutter Instruments and Narishige.

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

As of August 31, 2009, we held 46 actively maintained granted patents from the U.S. (including one “design” patent), ten from Canada, four from China, five from Germany (including one “Utility Model”), four from the United Kingdom, four from France, as well as a patent in each of four other European countries. In addition, we have in process 20 US patent applications, seven Canadian patent applications, two European applications, one application in China, and one direct national entry in Germany (not via the European application), and as well as five applications under the Patent Cooperation Treaty, which have not yet entered the national phase. The expiration dates of our issued patents range from December 2011 to January 2027.

We consider eight of our inventions for which patents have either been granted or are pending to be material. These inventions are:

•
a method and apparatus for measuring a polarization-related parameter of an optical fiber path, such as the differential group delay, the overall polarization mode dispersion, or the cumulative polarization mode dispersion. This invention underlies our FTB-5600 Polarization OTDR and our FTB-5700 Single-ended Dispersion Analyzer products, and may serve as the basis for a number of other potential products;

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

•
a method for actively analyzing a data packet delivery path to provide diagnostics and root cause analysis of network delivery path issues, which is embedded in BrixCall, BrixNGN, and BrixVision applications of EXFO Service Assurance.

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

As of November 2, 2009, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

D.	Property, Plant and Equipment

Our head offices and facilities are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Province of Quebec, Canada (formerly EXFO Protocol), in Concord, Ontario, Canada (formerly Consultronics Limited), in Mississauga, Ontario, Canada (EXFO Photonic Solutions Inc.), in Chelmsford, Massachusetts, United States (EXFO Service Assurance Inc.), in Eastleigh, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.) and in Gothenburg, Sweden (EXFO Sweden Aktiebolag). EXFO Burleigh Products Group Inc.’s facilities located in Victor, New York, were sold on August 31, 2006.

In addition, we maintain sales offices and/or have regional sales managers located in China, Czech Republic, France, Germany, Great Britain, Mexico, Singapore, Spain, United Arab Emirates and the United States.

During our 2009 fiscal year, two relocation activities were completed. In September 2008, our Navtel operations were relocated within our Concord, Ontario, facility. The lease of the vacant building was terminated as per the original lease agreement in March 2009. In July 2009, our Shenzhen manufacturing operations were relocated in a brand new and improved facility supporting both the short- and long-term growth plans.

The following table sets forth information with respect to the main facilities that we occupy as of November 2, 2009.

Location	Use of Space	Square Footage	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Partially occupied for manufacturing of telecom products	44,164 (1)	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Fully occupied for research and development, manufacturing, management and administration	128,800 (2)	Owned
2260 Argentia Road Mississauga (Ontario) L5N 6H7	Partially occupied for research and development, manufacturing of life science and industrial products, management and administration	25,328 (3)	Leased
2650 Marie-Curie St-Laurent (Quebec) H4S 2C3	Fully occupied for research and development, management and administration	26,000	Leased
160 Drumlin Circle Concord (Ontario) L4K 3E5	Partially occupied for research and development, product management and administration	23,500 (4)	Owned
285 Mill Road Chelmsford, MA 01824 United States	Partially occupied for research and development, manufacturing, management and administration	23,052 (5)	Leased
Omega Enterprise Park Electron Way, Chandlers Ford, Eastleigh, Hampshire S053 4SE United Kingdom	Fully occupied for European customer service, sales management and administration	10,000	Leased

Location	Use of Space	Square Footage	Type of Interest
3rd Floor, Building 10, Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126 China	Partially occupied for manufacturing of telecom products	56,000 (6)	Leased
113/1, Lane 4A Koregaon Park Pune 411001 India	Fully occupied for research and development	5,986	Leased
Office No 701, Building 1 The Cerebrum IT Park Wadgaon Sheri, Pune 411014 India	Fully occupied for research and development	16,840	Leased
Arvid Hedvalls Backe 4 SE-411 33 Gothenburg Sweden	Fully occupied for research and development	538	Leased

(1)	Approximately 5% of these premises are not occupied.
(2)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.
(3)	9,792 square feet have been subleased to a third party. The total square footage leased is 36,000.
(4)	Approximately 1/3 of these premises are not occupied.
(5)	7,950 square feet have been subleased to a third party. The total square footage leased is 31,002.
(6)	Approximately 60% of this premise is occupied.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the worldwide recession and the timing of the expected recovery on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report, on Form 20-F, including in Item 3D – Risk Factors, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2007, 2008 and 2009, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

The following discussion and analysis of the consolidated financial condition and results of operations is dated November 6, 2009.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers for increased bandwidth and Internet protocol (IP) fixed-mobile convergence in the global telecommunications industry remain intact, but they were constrained by an economic recession that forced network operators and network equipment manufacturers to reduce their capital and operating expenses in calendar 2009. Several of these players announced significant reductions in capital expenditures and staffing levels during the course of the year. Most industry analysts are forecasting, even in the event of general overall economic conditions, only a moderate improvement rather than a prompt return to previous revenue levels.

Despite this challenging macro-economic environment, it should be noted that telecom market dynamics in 2009 are completely different from those during the industry downturn of 2001. First, there is a myriad of bandwidth-intensive applications generating strong growth in bandwidth demand, both in wireless and wireline networks. For example, monthly traffic is at the exabyte level (1 exabyte equals 1 quintillion bytes) in 2009, while in 2001 there were few applications outside of regular e-mail delivery. Second, the ongoing demand for bandwidth has placed a strain on access links, metro rings and long-haul routes, whereas in 2001 there was an overabundance of bandwidth capacity in optical backbone networks, which drove bandwidth prices down significantly. Finally, most network operators have healthy balance sheets today, while in 2001 many of them were financially overextended with some declaring bankruptcy.

According to Cisco’s Visual Networking Index, global IP traffic will nearly double every two years (compound annual growth rate of 46%) from 2007-2012, reaching just under 44 exabytes per month in 2012. Global bandwidth demand is driven by a wide range of applications including peer-to-peer file sharing, social networking, Internet gaming as well as various forms of IP video. For example, YouTube consumed more bandwidth in 2008 than traffic crossing the entire U.S. network backbone in 2000.

As telecommunication networks are being transformed to deliver IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly mix and transport these services. Such networks are not capable of efficiently carrying IP-based services, since they were designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, new optical transport network (OTN) standards have been defined to carry IP applications over Ethernet and are at the very foundation of what the industry is labeling next-generation networks. Network operators are increasingly turning to such next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services ― and even quadruple-play services ― as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, network operators are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) are optimal in the post-deployment phase.

As well, it is now clear that fiber-to-the-home (FTTH) is becoming the access network architecture of choice for network operators wishing to provide a superior user experience for a combined video, data and voice offering. This architecture allows them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth demands are growing from the 1 to 5 Mbit/s (megabits per second) of the past to 30 to 100 Mbit/s required for the long term. Some projects, however, may be delayed due to reduced funding. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also expand in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed more quickly.

FTTH investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. FTTH deployment costs have largely dropped over the years as increased volume and improved test tools, like those we offer, are rendering rollouts increasingly simple and efficient. FTTH is also proving to be a low-cost alternative for multidwelling units (MDUs) as this network architecture can deliver large amounts of bandwidth at a minimal cost per apartment. We are merely at the early stages of fiber deployments in access networks, both in North America and around the world. It is also worth noting that Western Europe and even China have become increasingly committed to deploying FTTH networks, given their high-population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is now becoming mainstream, while a few network operators are expected to begin 100 Gbit/s Ethernet field trials later in this calendar year. In the long run, these solutions will offer a more economical way to add capacity on saturated network sections, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

These market dynamics affected telecom test and service assurance suppliers in fiscal 2009. However, the tail end of the economic recession in the United States and Western Europe could potentially continue to delay network investments and necessarily reduce demand for our test and service assurance solutions.

COMPANY OVERVIEW

EXFO is a leading provider of test and service assurance solutions for network operators and network equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents nearly 90% of our business, offers a wide range of innovative test and service assurance solutions to assess next-generation and traditional telecom networks. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

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

In February 2009, we closed the acquisition of Sweden-based PicoSolve Inc., a supplier of ultra-high-speed optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications.

In April 2008, we acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.), for a cash consideration of $32.1 million. Brix Networks, a privately held company located in the Boston, MA area, offers VoIP and IPTV service assurance solutions across the three areas most affecting the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). Brix Networks’ service assurance solutions are mainly designed for network service providers (NSPs) and large enterprises.

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

In fiscal 2008 and 2009, we accelerated the deployment of a software development center in Pune, India, to supplement the research and development capabilities of our labs in Boston, Toronto, Montreal and Quebec City. This enables us to benefit from the wealth of IP expertise in India, to accelerate product development―especially for our software-intensive protocol test and service assurance solutions―to take advantage of a lower cost structure.

In January 2006, we acquired substantially all the assets of Consultronics Limited (now merged with the parent company), a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks.

In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and now merged with the parent company), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction enabled us to combine optical and protocol test modules inside a single field-portable test platform in order to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. EXFO Protocol and EXFO Gnubi were consolidated in Montreal, Canada, in fiscal 2004.

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

We launched 26 new products in fiscal 2009, including three in the fourth quarter, compared to 27 in fiscal 2008. Key product introductions in fiscal 2009 included among others a portable test solution for characterizing 100 Gbit/s Ethernet and 40/43 Gbit/s SONET/OTN networks; a patent-pending distributed PMD analyzer that allows network operators to cost-effectively upgrade their networks to 40G and 100G by measuring the level of potentially debilitating PMD on each fiber section; new software releases for the IMS InterWatch platform and Packet Blazer product lines that support the migration of voice and video applications to the IPv6 (Internet protocol, version 6) addressing scheme; 1 Gbit/s and 10 Gbit/s test probes for carrier Ethernet and mobile backhaul service assurance applications; and the next-generation FTB-500 multilayer platform for high-end test applications in the field and central office. Following the year-end, we released the first turnkey optical modulation analyzer for complete characterization of signals up to 100 Gbaud. Sales from products on the market two years or less accounted for 38.4% of total sales in fiscal 2009.

Overall for fiscal 2009, sales decreased 5.9% to $172.9 million from $183.8 million in 2008. This decrease in sales mainly resulted from the global economic recession as well as from currency fluctuations on our sales and the impact of such fluctuations on our forward exchange contracts since the beginning of the fiscal year. However, global sales for fiscal 2009 included $25.3 million from Brix Networks and Navtel Communications, compared to $5.4 million in fiscal 2008, which mitigated in part the decrease in sales year-over-year. These two acquisitions were closed approximately two months and one month into the third quarter of fiscal 2008, respectively. Excluding the positive impact of these two acquisitions, our sales would have decreased 17.3% in fiscal 2009 compared to 2008, reflecting the impact of the global economic recession and the negative effects of the currency fluctuations on our sales and the impact of such fluctuations on our forward exchange contracts in fiscal 2009, compared to 2008.

We reported a GAAP net loss of $16.6 million, or $0.27 per share, in fiscal 2009, compared to net earnings of $18.4 million, or $0.27 per diluted share, in fiscal 2008. Net loss for fiscal 2009 included a non-cash pre-tax impairment of goodwill of $21.7 million. GAAP net loss for fiscal 2009 also included pre-tax charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company. However, GAAP net loss included a pre-tax R&D tax credits recovery of $1.9 million and $372,000 for the recognition of previously unrecognized future income tax assets. Finally, GAAP net loss for fiscal 2009 included $4.3 million in after-tax amortization of intangible assets and $1.4 million in stock-based compensation costs. Net earnings for fiscal 2008 included $5.3 million for the recognition of previously unrecognized future income tax assets, $2.7 million for income tax recovery following the review of our tax strategy related to the changes in substantively enacted income tax rates in Canada, $1.5 million of income tax expense to account for the changes in substantively enacted income tax rates on our future income tax assets in Canada, an extraordinary gain of $3.0 million related to the negative goodwill of the Navtel Communications acquisition, as well as $3.0 million in after-tax amortization of intangible assets and $1.3 million in stock-based compensation costs.

EBITDA (net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain) were at $14.5 million, or 8.4% of sales in fiscal 2009, compared to $20.6 million, or 11.2% of sales in 2008 (see pages 76 and 77 of this document for a comprehensive reconciliation of EBITDA to GAAP net earnings (loss)). EBITDA for fiscal 2009 included pre-tax charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company and stock-based compensation costs of $1.4 million. However, EBITDA included a pre-tax R&D tax credits recovery of $1.9 million.

On November 6, 2008, we announced that our Board of Directors had authorized a renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.7 million subordinate voting shares, at the prevailing market price. We have used and expect to continue to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2008, and will end on November 9, 2009. All shares repurchased under the bid are cancelled. In fiscal 2009, we repurchased 488,786 subordinate voting shares for an aggregate net purchase price of $1.4 million.

On November 10, 2008, we announced that our Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On December 18, 2008, pursuant to the Offer, we purchased for cancellation 7.7 million subordinate voting shares for the aggregate purchase price of CA$30 million (US$24.9 million), plus related fees of $576,000. We used cash and short-term investments to fund the purchase of shares.

On November 6, 2009, we announced that our Board of Directors had authorized the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.3 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid will start on November 10, 2009, and end on November 9, 2010, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in our stock price in June 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and we recorded an impairment charge of $21.7 million in the third quarter of fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division.

In June 2009, we laid off 65 employees across the organization as part of a restructuring plan to cope with currently difficult market conditions. This action resulted in a one-time pre-tax restructuring charge of $1.2 million that was recorded in the fourth quarter of fiscal 2009, but is expected to deliver about $6 million in annual savings.

During the third quarter of fiscal 2009, we were named recipient of the Growth Strategy Leadership Award by Frost & Sullivan for the fifth consecutive time. The award is presented to the company whose growth strategy generates the largest market-share gains in the global fiber-optic test equipment (FOTE) market during the previous research period. According to Frost & Sullivan, a leading global growth consulting firm, we captured first place overall in the FOTE market with a market share of 18.0% in 2008, up from a third-place 12.7% in 2006 (Frost & Sullivan did not grant an award in 2008 for market-share gains in 2007). Frost & Sullivan estimated the FOTE market to be $567.4 million in 2008, including $247.9 million for the portable installation and maintenance (I&M) test market. Based on Frost & Sullivan’s market data, we improved our leadership position in the portable I&M test market from 25.5% in 2006 to 33.3% in 2008.

Sales

We sell our products to a diversified customer base in approximately 95 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2007 and 2009, our top customer accounted for 14.7% and 11.6% of global sales, respectively. In fiscal 2008, no customer accounted for more than 10% of our global sales, with our top customer representing 7.4% of our global sales. The significant sales concentration with this Tier-1 carrier in fiscal 2007 was largely due to our leadership position in the FTTx test market and the fact that we benefited from aggressive FTTH rollouts from this customer. This sales concentration significantly decreased in fiscal 2008. However, in fiscal 2009, sales to this customer were positively impacted by significant orders for newly acquired Brix service assurance products. Sales levels with this customer may fluctuate year-over-year, based on available budgets, the allocation of such budgets and the timing and scope of projects, especially those related to our service assurance business.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants), as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is exclusive of amortization, which is shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, and amortization expenses.

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

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

Three-Year Strategic Objectives

Our goal is to become a strong market leader in the global telecom test and service assurance industry, mostly with network service providers (NSPs). We are committed to offering the most advanced market-driven solutions that help NSPs efficiently install, commission and run their converged IP fixed-mobile networks. Given the myriad of video applications and resultant explosion in bandwidth demand, we are increasingly covering the service and application layers on a network infrastructure to enable quadruple-play services.

To achieve our long-term vision, we plan to expand our leadership position in the portable optical segment, while growing our protocol business even faster to surpass optical sales. This plan is largely based on profitable organic growth and will be supported by strategic acquisitions of typically small to mid-size companies with best-of-class technologies in nascent, high-growth markets complementary to EXFO’s. We also intend to improve our competitive position through strategic alliances and partnerships.

In our fiscal 2008 Annual Report, we established three corporate performance objectives to gauge the success of our overall plan over the next three years:

o	Increase sales significantly faster than the industry growth rate (20% CAGR*)
o	Grow EBITDA** in dollars faster than sales (>20% CAGR)
o	Continue raising gross margin (62%)

*	Compound annual growth rate
**
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain (see pages 77 and 78 of this document for a comprehensive reconciliation of EBITDA to GAAP net earnings (loss)).

Given the global economic recession in fiscal 2009, we have adjusted our corporate performance metrics over a new three-year period extending from fiscal 2010 to 2012. We have maintained our 20% sales CAGR objective, proposed to double EBITDA in dollars, and raised our gross margin target to 64% for the newly defined three-year period.

Corporate Performance Objectives for FY 2010-2012
Increase sales by a CAGR of 20% or more
Raise gross margin to 64%
Double EBITDA in dollars

We expect these three-year objectives to guide our actions in upcoming years as we are committed to maximizing shareholder value, although there can be no assurance that we will be successful in meeting these objectives.

Results Achieved in Fiscal 2009

In fiscal 2009, sales and EBITDA decreased 5.9% and 29.7%, respectively, compared to 2008. Most of these come from the negative effect of the global economic recession in fiscal 2009 as well as from currency fluctuations since the beginning of the fiscal year. However, gross margin improved to 61.3% in fiscal 2009 from 58.9% in 2008 despite difficult market conditions and currency fluctuations, due to the contribution of newly acquired Brix Networks and Navtel Communications. See further in this discussion and analysis for a comprehensive analysis of our sales and gross margin.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments,  the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

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

Reserve for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis, and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

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

Impairment of long-lived assets and goodwill. Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying amount of an asset, or a group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets.

Future income taxes. We provide for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and deductions, using substantively enacted income tax rates expected for the years in which the assets are expected to be realized or the liabilities to be settled. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the expected volatility of our shares, the expected life of the awards and the forfeiture rate.

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments or are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

We adopted these new standards on September 1, 2008 and provided the required disclosure in our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We adopted this new standard on September 1, 2008, and its adoption had no material measurement effect on our consolidated financial statements. The additional disclosure is provided in our consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. We adopted these amendments on September 1, 2008, and their adoption had no material effect on our consolidated financial statements.

In January 2009, the CICA issued Emerging Issues Committee 173 (EIC-173), “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. We adopted this standard on January 20, 2009, and its adoption had no material effect on our consolidated financial statements.

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009, and have not yet determined the effects its adoption will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. We have not yet determined the impact that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should we decide to adopt one of these three new sections earlier, we must adopt all three on the same date.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. We will adopt these amendments on September 1, 2010, and have not yet determined the effects their adoption will have on our consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB) will be required for fiscal years beginning January 1, 2011, for publicly accountable profit-oriented enterprises. Accordingly, we will adopt these new standards during our fiscal year beginning on September 1, 2011. The IASB has also stated that during the transition period, companies will be required to provide comparative data for the previous year established under IFRS. IFRS issued by the IASB require the submission of additional information in the financial statements and, although the conceptual framework of IFRS is similar to Canadian GAAP, companies must take into account differences in accounting principles. We are currently evaluating the impact of adopting these new standards on our consolidated financial statements. In fact, we have completed the diagnostic phase to assess and scope the significant differences between existing Canadian GAAP and IFRS and the impact on our consolidated financial statements. Following the diagnostic phase, we have begun a detailed analysis of the accounting policies impacted by the adoption of IFRS, which is expected to be completed throughout fiscal 2010. Some transitional options permitted under IFRS are currently under analysis. A summary analysis indicates that in most cases, we would opt for a prospective application when the choice is available. The changeover to IFRS may result in changes to our accounting and internal control systems.

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per-share data, and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2009	2008	2007	2009	2008	2007
Sales	$172,878	$183,790	$152,934	100.0%	100.0%	100.0%
Cost of sales (1)	66,892	75,624	65,136	38.7	41.1	42.6
Gross margin	105,986	108,166	87,798	61.3	58.9	57.4
Operating expenses
Selling and administrative	63,808	61,153	49,580	36.9	33.3	32.4
Net research and development (2)	27,698	26,867	16,668	16.0	14.6	10.9
Amortization of property, plant and equipment	4,607	4,292	2,983	2.7	2.4	1.9
Amortization of intangible assets	5,067	3,871	2,864	2.9	2.1	1.9
Restructuring charges	1,171	−	−	0.7	−	−
Government grants	−	−	(1,079)	−	−	(0.7)
Impairment of goodwill	21,713	−	−	12.6	−	−
Total operating expenses	124,064	96,183	71,016	71.8	52.4	46.4
Earnings (loss) from operations	(18,078)	11,983	16,782	(10.5)	6.5	11.0
Interest income	597	4,639	4,717	0.4	2.5	3.0
Foreign exchange gain (loss)	1,157	442	(49)	0.7	0.3	−
Earnings (loss) before income taxes and extraordinary gain	(16,324)	17,064	21,450	(9.4)	9.3	14.0
Income taxes
Current	561	(7,094)	3,741	0.4	(3.9)	2.4
Future	72	14,094	−	0.0	7.7	−
Recognition of previously unrecognized future income tax assets	(372)	(5,324)	(24,566)	(0.2)	(2.9)	(16.0)
	261	1,676	(20,825)	0.2	0.9	(13.6)
Earnings (loss) before extraordinary gain	(16,585)	15,388	42,275	(9.6)	8.4	27.6
Extraordinary gain	−	3,036	−	−	1.6	−
Net earnings (loss) for the year	$(16,585)	$18,424	$42,275	(9.6)%	10.0%	27.6%
Basic and diluted earnings (loss) before extraordinary gain per share	$(0.27)	$0.22	$0.61
Basic and diluted net earnings (loss) per share	$(0.27)	$0.27	$0.61

Segment information
Sales:
Telecom Division	$153,082	$160,981	$129,839	88.5%	87.6%	84.9%
Life Sciences and Industrial Division	19,796	22,809	23,095	11.5	12.4	15.1
	$172,878	$183,790	$152,934	100.0%	100.0%	100.0%
Earnings (loss) from operations:
Telecom Division	$(21,954)	$9,524	$13,132	(12.7)%	5.2%	8.6%
Life Sciences and Industrial Division	3,876	2,459	3,650	2.2	1.3	2.4
	$(18,078)	$11,983	$16,782	(10.5)%	6.5%	11.0%
Research and development data:
Gross research and development	$35,757	$32,454	$25,201	20.7%	17.7%	16.5%
Net research and development (2)	$27,698	$26,867	$16,668	16.0%	14.6%	10.9%

Consolidated balance sheets data:
Total assets	$240,371	$293,066	$279,138

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)
Net research and development expenses for the years ended August 31, 2007 and 2009 include the recognition of previously unrecognized research and development tax credits of $3,162, or 2.1% of sales, and $1,902, or 1.1% of sales, respectively.

SALES

Fiscal 2009 vs. 2008

In fiscal 2009, our global sales decreased 5.9% to $172.9 million from $183.8 million in 2008, with an 89%-11% split in favor of our Telecom Division (88%-12% in 2008).

Telecom Division

In fiscal 2009, sales of our Telecom Division decreased 4.9% to $153.1 million from $161.0 million in fiscal 2008.

The following table summarizes information about sales of our Telecom Division for years ended August 31, 2008 and 2009, in thousands of US dollars:

	Year ended August 31, 2009	Year ended August 31, 2008	Change in $	Change in %

Telecom Division sales	$153,082	$160,981	$(7,899)	(4.9	) %

(Gains) losses on forward exchange contracts	3,178	(4,171)	7,349

Telecom Division sales, excluding gains/losses on forward exchange contracts	156,260	156,810	(550)	(0.4)

Impact of recent acquisitions (1)	(25,327)	(5,423)	(19,904)

Organic sales	$130,933	$151,387	$(20,454)	(13.5	) %

(1)	Includes Brix Networks and Navtel Communications.

In fiscal 2009, we reported a year-over-year decrease in sales mainly due to the impact of the worldwide economic recession that affected most of our product lines during that period. In addition, as a portion of our sales are denominated in Canadian dollars, euros or British pounds, the increased strength of the US dollar against these currencies in fiscal 2009, compared to 2008, also had a negative impact on our sales expressed in US dollars, which contributed to the decrease in sales compared to the corresponding period last year. This was amplified by foreign exchange losses on our forward exchange contracts, which are recorded in reduction of sales. In fact, in fiscal 2009, foreign exchange losses on our forward exchange contracts amounted to $3.2 million and accordingly reduced our sales, compared to foreign exchange gains of $4.2 million in 2008, which increased our sales; this represents a decrease in sales of $7.3 million year-over-year. Excluding the impact of gains and losses on forward exchange contracts, our sales would have been relatively flat year-over-year.

The decrease in sales in fiscal 2009, compared to the same period last year, was offset in part by the inclusion of the sales of newly acquired Brix Networks and Navtel Communications products. In fact, sales of Brix Network and Navtel Communications amounted to $25.3 million in 2009, compared to $5.4 million in 2008. Brix Networks and Navtel Communications were acquired two months and one month into the third quarter of fiscal 2008, respectively. Excluding sales of Brix Networks and Navtel Communications and the impact of the foreign exchange gains or losses on our forward exchange contracts, our telecom sales would have decreased 13.5% organically year-over-year in 2009, reflecting the impact of the global economic recession and the decrease of the Canadian dollar, euro and British pound compared to the US dollar.

In fiscal 2009, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications. Protocol test solutions sales, buoyed by network capacity upgrades on wireline and wireless networks, increased 63.1% year-over-year (organic growth of 4.8% excluding sales of our new acquisitions of fiscal year 2008) as they reached $54.9 million in 2009, compared to $33.7 million in 2008. Also, they represented more than 35% of our telecom sales in 2009 (more than 20% in 2008). During fiscal 2009, we shipped a multimillion order to a Tier-1 wireless operator in North America for our service assurance test solutions, which increased our protocol sales year-over-year. The acquisitions of Brix Networks and Navtel Communications and the launches of significant strategic protocol test solutions in fiscal 2008 and 2009 give us a much more comprehensive offering in this market segment and a better competitive advantage over the competition.

However, sales of our optical test solutions decreased 17.5% to $95.5 million, from $115.7 million in 2008. Also, in fiscal 2009, we posted a year-over-year sales decrease of 21.8% ($5.8 million in fiscal 2009, compared to $7.4 million in 2008) for our copper-access test solutions. Our optical business was more affected by difficult market conditions, as many network operators deferred capital-intensive deployment decisions on FTTx rollouts and capacity expansion, opting to increase speed rather than digging trenches to add new fiber-optic cables. We believe that we still gained market share in the optical segment despite our year-on-year revenue decline. The access segment was also severely impacted by the recession, but we believe in this case that we have likely lost some market share from a small overall market presence, as our new products have not yet created a significant impact in the market.

In fiscal 2009, we launched a patent-pending distributed PMD analyzer that allows network operators to cost-effectively upgrade their networks to 40G and 100G by measuring the level of potentially debilitating PMD on each fiber section, as well as the next-generation FTB-500 multilayer platform for high-end test applications in the field at the central office. In addition, following the year-end, we released the first turnkey optical modulation analyzer for complete characterization of signals up to 100 Gbaud. This analyzer incorporates the technology of newly acquired PicoSolve. These new and significant products should contribute to our sales in fiscal 2010 and beyond and help us increase our optical sales in the future.

During fiscal 2009, our top customer represented 13.1% ($20.0 million) of our telecom sales, compared to 8.4% ($13.6 million) in 2008.

Life Sciences and Industrial Division

In fiscal 2009, sales of our Life Sciences and Industrial Division decreased 13.2% year-over-year at $19.8 million, from $22.8 million in 2008.

A significant portion of that division’s sales activities are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. Moreover, a significant part of our product offering is related to manufacturing applications of consumer goods, which have been affected by the current state of the global economy. Finally, the decrease in the value of the Canadian dollar, the euro and the British pound versus the US dollar year-over-year had a negative impact on sales of this division, since a portion of these are denominated in currencies other than the US dollar and since we report our results in US dollars.

Fiscal 2008 vs. 2007

In fiscal 2008, our global sales increased 20.2% to $183.8 million, from $152.9 million in 2007, with an 88%-12% split in favor of our Telecom Division (85%-15% in 2007).

Telecom Division

In fiscal 2008, sales of our Telecom Division increased 24.0% to $161.0 million, from $129.8 million in 2007.

The following table summarizes information about sales of our Telecom Division for the years ended August 31, 2007 and 2008, in thousands of US dollars:

	Year ended August 31, 2008	Year ended August 31, 2007	Change in $	Change in %

Telecom Division sales	$160,981	$129,839	$31,142	24.0%

Gains on forward exchange contracts	(4,171)	(1,280)	2,891

Telecom Division sales, excluding gains on forward exchange contracts	156,810	128,559	28,251	22.0

Impact of recent acquisitions (1)	(5,423)	−	(5,423)	-

Organic sales	$151,387	$128,559	$22,828	17.8%

(1)	Includes Brix Networks and Navtel Communications.

In fiscal 2008, we posted sales growth because of the market acceptance of our next-generation IP test solutions and continued market-share gains in optical test solutions, revenue from newly acquired Brix Networks and Navtel Communications, continued spending in access networks fueled by the competitive dynamic between telephone and cable companies, as well as the positive impact of our forward exchange contract gains.

In fiscal 2008, sales of our optical test solutions increased 11.5% to $115.7 million, from $103.8 million in 2007. In addition, in fiscal 2008, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications. Protocol test solutions represented our fastest-growing product line with a year-over-year sales increase of 97.4% (organic growth of 65.6% excluding sales of $5.4 million from our new acquisitions of fiscal year 2008) as they reached $33.7 million in 2008, compared to $17.1 million in 2007. Also, they represented more than 20% of our telecom sales in 2008 (more than 10% in 2007).

However, in fiscal 2008, we posted a year-over-year sales decrease of 3.9% ($7.4 million in fiscal 2008, compared to $7.7 million in 2007) for our copper-access test solutions given that our highly competitive new product offering is only just starting to establish itself on the market and that large-scale IPTV deployments have been delayed, which affected our sales in fiscal 2008 to some extent. During fiscal 2008, we launched new added-value products that integrate Consultronics (copper-access) core knowledge and intellectual property; namely, the new AXS-200 SharpTESTER. Also, in 2008 we launched a new test module housed inside the AXS-200 SharpTESTER platform, which differentiates our access network offering from those of other vendors. The AXS-200/630 triple-play test set, which leverages the benefits of Broadcom’s customer premises equipment (CPE) multimode VDSL2 chipset, enables the installation and troubleshooting of ADSL2+ and VDSL2 access networks with the highest level of interoperability. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States. In fiscal 2008, sales of copper-access test solutions made to this customer significantly decreased compared to 2007, which means that we were able to diversify our customer base year-over-year

It should be noted, however, that in fiscal 2007 we benefited from aggressive FTTH rollouts from our top customer, and that sales to this customer represented 17.3% ($22.5 million) of our telecom sales, compared to 8.4% ($13.6 million) in 2008. Excluding sales to this customer, our telecom sales would have increased 37.3% in fiscal 2008, compared to 2007.

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

Life Sciences and Industrial Division

In fiscal 2008, sales of our Life Sciences and Industrial Division decreased 1.2% year-over-year at $22.8 million, from $23.1 million in 2007.

A significant portion of that division’s sales activities are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. In particular, one of our major OEM customers significantly reduced its purchases of our products following the launch of its own solution that competes against our products. Excluding sales to this customer, sales of this division would have increased 3.5% year-over-year.

Net bookings

Overall, for the two divisions, net accepted orders slightly decreased 2.2% year-over-year to $180.5 million in fiscal 2009 from a record-high $184.6 million in 2008, for a book-to-bill ratio of 1.04 in fiscal 2009. Despite the negative impact on our bookings of the global economic recession and currency fluctuations in fiscal 2009, bookings only decreased 2.2% year-over-year, because of the contribution of Brix Networks and Navtel Communications, which we acquired two months and one month into the third quarter of fiscal 2008, respectively.

Geographic distribution

Fiscal 2009 vs. 2008

In fiscal 2009, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 57%, 27% and 16% of global sales, respectively, compared to 56%, 28% and 16%, respectively in 2008.

In fiscal 2009, we reported sales decreases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC decreased (in dollars) 3.3%, 10.7% and 6.6%, respectively.

In the Americas, the decrease in sales in fiscal 2009, compared to 2008, comes from the United States where we posted a year-over-year decrease in sales of 8.9%. The current global economic recession has forced NSPs and NEMs to reduce their capital and operating expenses and several customers have announced significant reductions in capital expenditures and staffing levels for calendar year 2009 in anticipation of lower revenue streams; this directly affected our sales in the United States in fiscal 2009, compared to 2008. Also, in fiscal 2009, we recorded significant foreign exchange losses on our forward exchange contracts, which are included in our sales to the Americas for the most part, compared to forward exchange gains in 2008.  Excluding the impact of gains and losses on our forward exchange contracts, sales to the United States would have decreased 3.8% year-over-year. The decrease in sales to the United States in fiscal 2009 was offset in part by an increase of 31.4% of sales made in Canada, despite the negative impact of a weaker Canadian dollar versus the US dollar year-over-year on our Canadian-dollar-denominated sales. The recession also affected Latin America, where sales decreased 8.7% year-over-year. Finally, the contribution of Brix Networks and Navtel Communications in fiscal 2009 also mitigated the effect of the recession and the currencies on our sales in the United States, as a significant portion of Brix and Navtel sales are made in the United States and Canada.

The decrease in sales in the EMEA market, in dollars, in fiscal 2009, compared to 2008, is also due to the impact of the global recession as we are witnessing caution from many of our customers with their fiscal year budgets (calendar 2009). While we see this as a delay and a change in spending patterns, we expect that investments in next-generation access and transport networks will not be affected in the long term, and we are positioning ourselves to capitalize on that, with recent additions to our product portfolio and sales strategy. In fact, due to the recession, many Tier-1 carriers in EMEA have postponed or significantly reduced the speed of the migration of their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which negatively impacted the sales of our products. Also, as a portion of the orders in this region are denominated in euros or British pounds, the strength of the US dollar against these currencies in fiscal 2009 had a negative impact on our sales expressed in US dollars for this region, which contributed to the decrease in sales compared to 2008.

In the APAC market, sales to China were almost flat year-over-year, despite the recession and the negative impact of currency fluctuations. In fact, the recession in China has been less severe than in the rest of the world, and we were able to mitigate its impact on our sales in that region. However, the rest of Asia has been affected by the general economic conditions and the currency fluctuations, and our sales to the rest of Asia have decreased 9.3% in fiscal 2009 compared to 2008. In the APAC market, despite the recession, we are committed to carrying out our strategy to seek to increase our market share with products and solutions developed and targeted for this important market, as well as to expand our market presence.

Fiscal 2008 vs. 2007

In fiscal 2008, sales to the Americas, EMEA and APAC accounted for 56%, 28% and 16% of global sales, respectively, compared to 59%, 27% and 14%, respectively in 2007.

In fiscal 2008, we reported sales increases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 12.8%, 26.3% and 40.1%, respectively, which resulted in a larger percentage of sales coming from international markets.

In the Americas, the increase in sales in fiscal 2008, compared to the same period last year, comes from every region; we posted a sales growth of 47.8%, 7.9% and 16.7% in Canada, the United States and Latin America, respectively. In the United States, despite the decrease in sales to our top customer year-over-year, we were able to increase our sales. Additionally, Brix Networks and Navtel Communications contributed to the increase in sales in the United States and in Canada year-over-year as most of their sales are made in these two countries. As mentioned above, during fiscal 2007, we benefited from aggressive FTTH rollouts from our top customer, and sales to this customer represented 14.7% ($22.5 million) of our global sales in fiscal 2007, compared to 7.4% ($13.6 million) this year. We believe that we did not lose market share with this particular customer in fiscal 2008; in fact, we believe we have expanded market share as we successfully got additional product-line approvals to partially offset the decline in optical business. Excluding sales to this customer, sales to the United States would have increased 28.7% in dollars year-over-year; this shows that, overall, we have diversified our customer base year-over-year in this region. Finally, sales to Latin America fluctuate depending on the timing and scope of our customers’ projects.

The increase in sales in the EMEA market, in dollars, in fiscal 2008, compared to 2007, resulted from our continued strategy from the past several years to aggressively develop this market, to consistently invest in sales resources, and to develop stronger support and service operations in this region. In addition, many Tier-1 carriers in EMEA were migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which created a market demand for our protocol test solutions as well as our DWDM, ROADM and fiber characterization test kits. Furthermore, we leveraged our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In APAC, we saw the continued return on investment of some specific optical, protocol as well as life sciences and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily expanding market presence, is responsible for the higher sales in this region in fiscal 2008, compared to 2007.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In fiscal 2009, our top customer accounted for 11.6% ($20.0 million) of our global sales, and our top three customers accounted for 17.8% of our global sales. In fiscal 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 13.1% of our global sales.

GROSS MARGIN

Gross margin amounted to 61.3%, 58.9% and 57.4% of sales in fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

Despite the negative impact on the gross margin of foreign exchange losses on our forward exchange contracts, which have reduced our sales, we were able to significantly increase our gross margin by 2.4% year-over-year.

The increase in our gross margin in fiscal 2009, compared to 2008, can be explained by the following factors.

First, in fiscal 2009, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of newly acquired Brix Networks and Navtel Communications, as these products have better margins than our other test solutions.

Second, during fiscal 2009, the value of the Canadian dollar significantly fluctuated compared to the US dollar, which impacted our gross margin for this period, compared to the same period last year. In fact, since the beginning of fiscal 2009, the value of the Canadian dollar significantly decreased compared to the US dollar; this resulted in a lower cost of goods sold expressed in US dollars in the statement of earnings, thus increasing our gross margin year-over-year. However, the increase in the procurement costs of our raw materials purchased in US dollars, as a result of the recent and significant decrease in the value of the Canadian dollar compared to the US dollar, started to materialize in fiscal 2009 and will continue to do so over time, in line with the inventory turnover rate, as these raw materials are included in the cost of goods sold of products manufactured with these parts.

Furthermore, the operation of our manufacturing facilities in China resulted in a larger portion of our sales coming from products manufactured in China; those products have a lower cost than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin in fiscal 2009 compared to 2008.

However, foreign exchange losses on our forward exchange contracts recorded in fiscal 2009 ($3.2 million), which are included in our sales, had a negative impact of 0.7% on our gross margin during this period, compared to the positive impact of our foreign exchange gains of $4.2 million, or 1.0% on the gross margin in 2008, thus reducing our gross margin year-over-year.

In addition, a lower overall sales volume in fiscal 2009 compared to 2008 resulted in decreased manufacturing activities and in lower absorption of our fixed manufacturing costs, thus negatively impacting our gross margin year-over-year.

On an ongoing basis and when technically possible, we adjust the design of our products to reuse excess inventory. Over the past few years, we experienced higher sales than expected on some product lines and consumed such excess inventory. Consequently, we were able to reuse excess inventories that were written off in previous years. Excess inventory reuse accounted for $154,000 or 0.1% of sales in fiscal 2009, compared to $1.2 million, or 0.7% of sales in 2008.

Fiscal 2008 vs. 2007

The increase in our gross margin in fiscal 2008, compared to 2007, can be explained by the following factors. First, in fiscal 2008, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. In addition, the significant increase in global sales, year-over-year, resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, our cost of goods was positively affected by lower costs for raw materials due to the significant increase in the value of the Canadian dollar, compared to the US dollar in previous quarters, as most of these costs are incurred in US dollars.

However, the shift in sales between the Americas in favor of APAC had a negative impact on our gross margin year-over-year. In fact, sales to APAC tend to have lower margins than sales to the Americas since we are facing higher pricing pressure in the APAC region. In addition, we are facing continued aggressive pricing pressure worldwide. Furthermore, in fiscal 2008, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the startup of our own manufacturing activities in China in 2008, resulted in additional expenses, which reduced our gross margin in fiscal 2008, compared to 2007.

Excess inventory reuse accounted for $1.2 million, or 0.7% of sales in fiscal 2008, compared to $1.7 million, or 1.1% of sales in 2007.

Outlook for fiscal 2010

Based on the expected sales growth in fiscal 2010, the expected increase in sales of protocol products, the cost-effective design of our products, our manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the operations of our manufacturing facilities in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, would have a negative impact on our gross margin in fiscal 2010 and beyond.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses were $63.8 million, $61.2 million and $49.6 million for fiscal 2009, 2008 and 2007, respectively. As a percentage of sales, selling and administrative expenses amounted to 36.9%, 33.3% and 32.4% for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

Brix Networks and Navtel Communications, which were acquired two months and one month into the third quarter of fiscal 2008, respectively, contributed for all of fiscal 2009 to our selling and administrative expenses, which caused these expenses to increase compared to 2008. In addition, selling expenses for Brix Networks and Navtel Communications tend to be higher in percentage of sales than the rest of our business, as their sales cycle is much longer and complex than our other product lines.

In addition, during fiscal 2009, despite the challenging market conditions and currency fluctuations, we maintained our sales and marketing activities for most of the year to develop our markets and to support the launches of several products.

However, in fiscal 2009, the substantial and sudden decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a significant positive impact on our selling and administrative expenses, since a large portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year. Also, the restructuring plan implemented in the fourth quarter of fiscal 2009 has, to some extent, decreased our selling and administrative expenses.

Also, in fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses in 2008.

In fiscal 2009, our selling and administrative expenses increased in percentage of sales compared to 2008. This increase is explained by the impact of the acquisitions of Brix Networks and Navtel Communications—whose selling expenses tend to be higher and whose products deliver better margins than the rest of our product lines—and by the reduction of our sales levels due to the worldwide recession, despite the significant decrease in the average value of the Canadian dollar compared to the US dollar year-over-year.

Fiscal 2008 vs. 2007

In fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investments; this resulted in higher sales and marketing expenditures (including number of additional employees and expenses to support the launch of several new products and to increase brand-name recognition), compared to 2007.

Also, Brix Networks and Navtel Communications contributed about four months and five months, respectively, in fiscal 2008, which caused our selling and administrative expenses to increase compared to 2007.

The substantial increase in the average value of the Canadian dollar compared to the US dollar also had a significant negative impact on our selling and administrative expenses since a large portion of these expenses are denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

In addition, the setup in 2008 of manufacturing facilities in China and a software development center in India contributed to increasing our administrative expenses year-over-year.

Finally, in fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses during that year.

However, in fiscal 2007, we had large orders sold directly to international customers, for which we still had to pay commissions to distributors instead of selling through our distributors at a discounted price; this did not occur to the same extent in 2008, resulting in higher selling expenses for 2007, compared to 2008.

In fiscal 2008, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to 2007. The significant increase in the average value of the Canadian dollar compared to the US dollar year-over-year, the setup of our manufacturing facilities in China and R&D center in India, as well as the impact of the acquisitions of Brix Networks and Navtel Communications—whose selling expenses tend to be higher as their products deliver better margins compared to the rest of our product lines—contributed to the increase in these expenses as a percentage of sales.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect our selling and administrative expenses to increase in dollars and range between 33% and 35%. In particular, in fiscal 2010, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement, monitoring and service assurance space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as a large portion of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $35.8 million, $32.5 million and $25.2 million for fiscal 2009, 2008 and 2007, respectively. As a percentage of sales, gross research and development expenses amounted to 20.7%, 17.7% and 16.5% for fiscal 2009, 2008 and 2007, respectively, while net research and development expenses accounted for 16.0%, 14.6% and 10.9% of sales for these respective years. Net research and development expenses for fiscal 2007 and 2009 included the recognition of non-refundable research and development tax credits in the amount of $3.2 million, or 2.1% of sales, and $1.9 million, or 1.1% of sales, respectively.

Fiscal 2009 vs. 2008

Brix Networks and Navtel Communications, which were acquired two months and one month into the third quarter of fiscal 2008, respectively, contributed to our gross research and development expenses during the entire year in fiscal 2009; this caused these expenses to increase both in dollars and in percentage of sales, compared to 2008. Indeed, Brix Networks and Navtel Communications tend to incur higher research and development expenses in percentage of sales, compared to our other product lines, as their products are more software-intensive, although they deliver higher margins than most of our other product lines.

In addition, we intensified our research and development activities by hiring additional employees, namely in our software development center in Pune, India, which resulted in increased gross research and development expenses in fiscal 2009, compared to 2008.

However, during fiscal 2009, the significant and rapid decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a substantial positive effect on our gross research and development expenses, as a significant portion of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year.

Also, in fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during fiscal 2008.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to a lower sales volume and the impact of the acquisitions of Brix Networks and Navtel Communications.

Fiscal 2008 vs. 2007

In fiscal 2008, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a significant and negative effect on our gross research and development expenses as a significant portion of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, we intensified our research and development activities, which included hiring additional employees, resulting in more gross research and development expenses in both divisions in fiscal 2008, compared to 2007. Furthermore, Brix Networks and Navtel Communications contributed for about four months and five months, respectively, in fiscal 2008, which caused our gross research and development expenses to increase compared to 2007. It should be noted that Brix Networks and Navtel Communications tend to incur higher research and development expenses in percentage of sales, compared to our other product lines as their products are more software-intensive; however, they deliver higher margins than most of our other product lines. Also, we established a research and development center focused on software development in Pune, India, which resulted in increased expenses year-over-year. Finally, in fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during that year and caused our fiscal 2008 expenses to increase year-over-year.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the negative effect of the increased value of the Canadian dollar versus the US dollar year-over-year, the impact of the acquisitions of Brix Networks and Navtel Communications, as well as the severance expenses incurred in fiscal 2008.

Tax credits

Tax credits from the Canadian federal and provincial governments for research and development activities were $8.1 million, $5.6 million and $8.5 million for fiscal 2009, 2008 and 2007, respectively. As a percentage of gross research and development expenses, tax credits were 22.5%, 17.2% and 33.9% for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

During fiscal 2009, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in one of our subsidiaries, and also because we expected to generate sufficient taxable income in future years at the subsidiary level, we concluded that it was more likely than not that deferred non-refundable research and development tax credits of this subsidiary would be realizable. Consequently, we recognized previously unrecognized non-refundable research and development tax credits in the amount of $1.9 million. Also, increased research and development activities in Canada in fiscal 2009 compared to 2008, where we are eligible for tax credits, resulted in increased tax credits year-over-year.

However, all our research and development tax credits are denominated in Canadian dollars. The significant decrease in the average value of the Canadian dollar, compared to the US dollar, in fiscal 2009, compared to 2008, had a negative impact on these tax credits once expressed in US dollars.

Excluding the recognition of previously unrecognized research and development tax credits, tax credits would have represented 17.2% of gross research and development expenses in fiscal 2009, a level comparable to 2008.

Fiscal 2008 vs. 2007

In fiscal 2007, tax credits included $3.2 million, or 12.5% of gross research and development expenses, for the recognition of non-refundable research and development tax credits. Excluding this unusual revenue, tax credits would have increased $216,000 in fiscal 2008, compared to 2007.

This increase in the dollar amount of our tax credits in fiscal 2008, compared to 2007, is due to the increased strength of the Canadian dollar, compared to the US dollar year-over-year, since these credits are solely earned on research and development expenses incurred in Canada. However, the decrease in research and development tax credits as a percentage of gross research and development expenses is mainly due to the fact that since the beginning of fiscal 2008, the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year following the establishment of our new software development center in India as well as the acquisition of Brix Networks, which is located in the United States. Our research and development activities conducted outside Canada are not entitled to tax credits.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect our research and development expenses to increase in dollars, and range between 15% and 17% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world through our software research and development center in Pune, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2009, amortization of property, plant and equipment was $4.6 million, compared to $4.3 million in 2008 and $3.0 million in 2007.

Fiscal 2009 vs. 2008

The increased activities of our own manufacturing facility in China, the upgrade of our IT systems and the impact of the acquisitions of Brix Networks and Navtel Communications (acquired in the third quarter of fiscal 2008) resulted in an increase in our amortization expenses in fiscal 2009, compared to 2008. However, the significant decrease in the average value of the Canadian dollar versus the US dollar in fiscal 2009, compared to 2008, limited the increase in our amortization expenses year-over-year as a significant portion of these expenses is denominated in Canadian dollars.

Fiscal 2008 vs. 2007

The startup of our own manufacturing and research and development facilities in China and India, the upgrade of our IT systems, and the impact of the acquisitions of Brix Networks and Navtel Communications, which contributed for about four months and five months in fiscal 2008, respectively, resulted in an increase in our amortization expenses in fiscal 2008 compared to 2007. In addition, the increase in the average value of the Canadian dollar versus the US dollar in fiscal 2008, compared to 2007, contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, as well as our budgeted additions to capital assets, we expect the amortization of property, plant and equipment to increase in dollars. Also, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of property, plant and equipment to increase, as most of these expenses are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $5.1 million, $3.9 million and $2.9 million for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

The increase in amortization expenses in fiscal 2009, compared to 2008, is mainly due to the acquisition of Brix Networks core technology in the third quarter of 2008. However, the significant decrease in the average value of the Canadian dollar versus the US dollar in fiscal 2009, compared to 2008, limited the increase in our amortization expenses year-over-year as a significant portion of these expenses are denominated in Canadian dollars.

Fiscal 2008 vs. 2007

The increase in amortization expenses in fiscal 2008, compared to 2007, is mainly due to the acquisition of Brix Networks core technology in the third quarter of 2008 and to the increased strength of the Canadian dollar compared to the US dollar.

Outlook for fiscal 2010

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar, we expect the amortization of intangible assets to increase in dollars. Also, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of intangible assets to increase, as most of these expenses are denominated in Canadian dollars.

RESTRUCTURING CHARGES

During fiscal 2009, we implemented a restructuring plan to align our cost structure to the current economic and market conditions. Under that plan, we recorded charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company. These charges are included in the restructuring charges in the statement of earnings for the year ended August 31, 2009.

GOVERNMENT GRANTS

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

IMPAIRMENT OF GOODWILL

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in our stock price in June 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and we recorded an impairment charge of $21.7 million in fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division. The fair value of the reporting unit was determined based on a combination of market capitalization and discounted cash flows. Discounted cash flows were estimated using periods ranging between 5 to 7 years and a discount rate of 18%.

This impairment resulted in a future income tax recovery of $2.1 million.

INTEREST INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest income amounted to $597,000, $4.6 million and $4.7 million for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 vs. 2008

The decrease in interest income in fiscal 2009, compared to 2008, is mainly due to the decrease in our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications in the third quarter of fiscal 2008, the repurchase of share capital amounting to $34.9 million over the last two years, in accordance with our share buy-back programs, as well as the significant reduction in interest rates year-over-year. In addition, the significant decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the decrease in our interest income in fiscal 2009, compared to 2008, as it is denominated in Canadian dollars.

Fiscal 2008 vs. 2007

The slight decrease in interest income in fiscal 2008, compared to 2007, is mainly due to the decrease of our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications, the redemption of share capital for $8.1 million in accordance with our share buy-back program, as well as the general reduction in interest rates year-over-year. However, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the increase in our interest income in fiscal 2008, compared to 2007, as it is denominated in Canadian dollars. In addition, in fiscal 2008, we received interest of $241,000 by the Canadian tax authorities following the recovery during that period of prior years’ income tax receivable.

Outlook for fiscal 2010

Assuming no acquisitions paid in cash are made in fiscal 2010 and relative stability in interest rates, we expect our interest income to decrease in 2010 as our average cash position is expected to be lower in fiscal 2010, considering the cash used in fiscal 2009, namely for the consideration paid for the acquisition of capital assets and the redemption of share capital. This should be slightly mitigated by cash flows from operating activities in 2010.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

The foreign exchange gain amounted to $1.2 million and $442,000 in fiscal 2009 and 2008, respectively, compared to foreign exchange losses of $49,000 for 2007.

Fiscal 2009 vs. 2008

During fiscal 2009, we witnessed huge volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $1.2 million. In fact, the period-end value of the Canadian dollar decreased 3.1% to CA$1.0967 = US$1.00 at the end of fiscal 2009, compared to CA$1.0626 = US$1.00 at the end of 2008.

Fiscal 2008 vs. 2007

In fiscal 2008, we also witnessed volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $442,000. The average exchange rate was CA$1.0071 = US$1.00 in fiscal 2008, compared to a year-end exchange rate of CA$1.0564 = US$1.00 as at August 31, 2007, and CA$1.0626 = US$1.00 as at August 31, 2008.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the significant decrease in the average value of the Canadian dollar in fiscal 2009, compared to 2008, resulted in a significant and positive impact on our financial results. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year. In fact, the average value of the Canadian dollar in fiscal 2009 was CA$1.1782 = US$1.00 compared to CA$1.0071 = US$1.00 in 2008, representing a decrease of 14.5% in the average value of the Canadian dollar year-over-year. In fiscal 2008, the average value of the Canadian dollar was CA$1.0071 = US$1.00 compared to CA$1.1215 = US$1.00 in 2007, representing an increase of 11.4% in the average value of the Canadian dollar year-over-year. This had a significant and negative impact on our financial results.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

We recorded income tax expenses of $261,000 and $1.7 million in fiscal 2009 and 2008, respectively, compared to an income tax recovery of $20.8 million in 2007.

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in the parent company (Canadian federal and provinces levels) and in one of our subsidiaries, located in the United States, and also because we expected to generate sufficient taxable income in future years, we concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of our future income tax assets in the United States would be realizable. Consequently, we reversed a portion of our valuation allowance against future income tax assets in the amount of $24.6 million. From this amount, $16.2 million were related to the Canadian federal level, $3.2 million were related to the Canadian provincial levels and $5.2 million were related to the United States level. Future income tax assets recognized in 2007 were recorded in the income tax provision in the statement of earnings for that year.

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

Finally, during fiscal 2008, considering the expected positive impact the acquisitions of Brix Networks and Navtel Communications will have on future years’ taxable income at the United States federal level, and because actual taxable income in the United States is greater than initially expected, we concluded that it was more likely than not that all future income tax assets of our existing consolidated U.S. group would be recovered. Consequently, we reversed our valuation allowance against future income tax assets in the amount of $7.6 million. The portions of the valuation allowance that were reversed, and that were attributable to the effects of the Brix Networks and Navtel Communications acquisitions—in the amount of $652,000 and $1.6 million, respectively—were included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5.3 million, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

Fiscal 2009

During fiscal 2009, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in one of our subsidiaries, and also because we expected to generate sufficient taxable income in future years at the subsidiary level, we concluded that it was more likely than not that future income tax assets of this subsidiary would be realizable. Consequently, we reversed the valuation allowance against future income tax assets in the amount of $372,000. Future income tax assets recognized in 2009 were recorded in the income tax provision in the statement of earnings for that year.

As at August 31, 2009, our net future income tax assets amounted to $24.1 million, and our non-refundable research and development tax credits amounted to $26.4 million. In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $207 million in pretax earnings at the Canadian federal level, approximately $39 million at the Canadian provincial levels, and approximately $36 million at the United States federal level.

Valuation allowance

As at August 31, 2008 and 2009, we were in a cumulative loss position in certain of our subsidiaries and negative evidence outweighed positive evidence. For these subsidiaries, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2009, the valuation allowance for these subsidiaries amounted to $15.5 million and mainly related to operating losses. Of the valuation allowance of $15.5 million, $10.3 million related to Brix Networks. In the event that we reverse a portion of or all the valuation allowance related to Brix Networks, the amount of such reversal would reduce the amount of goodwill recognized for this acquisition.

Please refer to note 17 of our consolidated financial statements included elsewhere in this document for more details on income taxes and a full reconciliation of the income tax provision.

EXTRAORDINARY GAIN

In conjunction with the acquisition of Navtel Communications, we recorded negative goodwill in the amount of $3.0 million. This negative goodwill has been recorded as an extraordinary gain in the statement of earnings for fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at August 31, 2009, cash and short-term investments totaled $69.7 million, while our working capital was at $108.1 million. Our cash and short-term investments decreased $17.8 million in fiscal 2009, compared to 2008, mainly due to the cash payments of $6.9 million, $2.4 million and $26.9 million for the purchases of capital assets, the contingent cash consideration for the acquisition of Brix Networks and the repurchase of share capital, respectively. We also recorded an unrealized foreign exchange loss on our cash and short-term investments of $4.2 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. On the other hand, operating activities generated cash flows of $22.6 million.

Our short-term investments consist of commercial paper issued by 11 (10 as at August 31, 2008) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk; and none of them represent asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.2 million for working capital and other general corporate purposes, as well as unused lines of credit of $16.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2009, our commitments under operating leases amounted to $3.3 million in 2010, $1.6 million in 2011, $741,000 in 2012, $250,000 in 2013 and $356,000 in 2014 and after, for total commitments of $6.2 million.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $22.6 million in fiscal 2009, compared to $12.7 million in 2008 and $14.4 million in 2007.

Fiscal 2009 vs. 2008

Cash flows provided by operating activities in fiscal 2009 were attributable to the net earnings after items not affecting cash of $16.5 million, and to the positive net change in non-cash operating items of $6.1 million. The positive net change in non-cash operating items was mainly due to the positive effect on cash of the decrease of $9.7 million of our accounts receivable, the positive effect on cash of the decrease of $2.6 million of our inventories, offset in part by the negative effect on cash of the increase of $3.4 million of our income taxes and tax credit recoverable, as well as the negative effect on cash of the decrease of $2.4 million of our accounts payable and accrued liabilities. The decrease of our accounts receivable is directly attributable to the decrease in sales year-over-year and the timing of sales during the year. The decrease in our inventories is mainly due to lower activity levels year-over-year and a shift in product mix in favor of software-intensive products requiring less material and parts than our traditional ones. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered, as well as the fact that we recognized at the end of the year previously unrecognized R&D tax credits. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Fiscal 2008 vs. 2007

Cash flows provided by operating activities in fiscal 2008 were attributable to the net earnings after items not affecting cash of $33.6 million, offset in part by the negative net change in non-cash operating items of $20.9 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $4.3 million of our accounts receivable, the negative effect on cash of the increase of $12.8 million of our income tax and tax credits recoverable, the negative effect on cash of the increase of $2.2 million of our inventories, as well as the negative effect on cash of the decrease of $1.4 million of our accounts payable and accrued liabilities. The increase of our accounts receivable is directly attributable to the increase in sales year-over-year. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered, as well as the effect of the change in our tax strategy, explained elsewhere in this document. This increase was mostly offset by the positive effect on cash of the decrease of our future income tax assets (in items not affecting cash), which also resulted from the change in the tax strategy. The increase in our inventories resulted from expected increased sales activities for the next quarters. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Investing activities

Cash flows provided by investing activities amounted to $8.8 million in fiscal 2009, compared to cash flows used of $4.2 million in 2008 and $16.1 million in 2007.

Fiscal 2009 vs. 2008

In fiscal 2009, we disposed (net of acquisitions) of $18.1 million worth of short-term investments but paid $6.9 million for the purchase of capital assets and $2.4 million for a contingent consideration on a business combination.

Fiscal 2008 vs. 2007

In fiscal 2008, we disposed (net of acquisitions) of $43.3 million worth of short-term investments to pay for the cash consideration of $41.0 million for the two business combinations closed during the year. Also, we paid $6.5 million for the purchase of capital assets.

Financing activities

Cash flows used by financing activities amounted to $26.8 million in fiscal 2009, compared to $8.0 million in 2008 and cash flows provided of $330,000 in 2007.

Fiscal 2009 vs. 2008

In fiscal 2009, we repurchased share capital for a cash consideration of $26.9 million. However, during that year, exercise of stock options generated $56,000.

Fiscal 2008 vs. 2007

In fiscal 2008, we repurchased share capital for a cash consideration of $8.1 million. However, during that year, exercise of stock options generated $61,000.

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

As at August 31, 2009, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2009 to August 2010	$27,600,000	1.1019
September 2010 to August 2011	$14,600,000	1.1221
September 2011	$1,000,000	1.1278

As at August 31, 2009, the fair value of our forward exchange contracts, which represents the amount we would receive or pay to settle the contracts based on the forward exchange rate at year end, represented net gains of $530,000 ($62,000 as at August 31, 2008).

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

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

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

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of our financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the year ended August 31, 2009 to be immaterial.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at November 6, 2009, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,749,965 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. On December 18, 2008, we repurchased 7.7 million subordinate voting shares for a total consideration of CA$30 million (US$24.9 million), plus related fees of $576,000, in accordance with our substantial issuer bid program. In addition, in fiscal 2009, we redeemed 488,786 subordinated voting shares for a total net consideration of $1.4 million based on our normal course issuer bid share buy-back program.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,121,132 as at August 31, 2009. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2009:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	11%	$9.05
Board of Directors (four individuals)	148,807	9	6.19
Management and Corporate Officers (eight individuals)	212,139	12	14.49

	540,588	32%	$10.40

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	140,459	10%
Management and Corporate Officers (eleven individuals)	479,887	36

	620,346	46%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	114,924	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2009, our off-balance sheet arrangements consisted of letters of guarantee. As at August 31, 2009, our letters of guarantee amounted to $5.5 million; these letters of guarantee expire at various dates through fiscal 2016. From this amount, we had $1.1 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency). This line of credit was unused as at August 31, 2009.

VARIABLE INTEREST ENTITY

As of August 31, 2009, we did not have interests in any variable interest entities.

NON-GAAP FINANCIAL MEASURE

We provide a non-GAAP financial measure (EBITDA*) as supplemental information regarding our operational performance. We use EBITDA for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. This measure also helps us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings (loss), in thousands of US dollars:

	Years ended August 31,
	2009	2008	2007
GAAP net earnings (loss) for the year	$(16,585)	$18,424	$42,275

Add (deduct):

Amortization of property, plant and equipment	4,607	4,292	2,983
Amortization of intangible assets	5,067	3,871	2,864
Impairment of goodwill	21,713	–	–
Interest income	(597)	(4,639)	(4,717)
Income taxes	261	1,676	(20,825)
Extraordinary gain	–	(3,036)	–

EBITDA for the year	$14,466	$20,588	$22,580

EDITDA in percentage of sales	8.4%	11.2%	14.8%

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 2, 2009.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Telecom Sales, International
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development, Telecom Division
NORMAND DUROCHER St-Sauveur, Quebec	Vice-President, Human Resources
ALLAN FIRHOJ Georgestown, Ontario	Vice-President and General Manager, Life Sciences and Industrial Division
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Telecom Product Management and Marketing
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Telecom Manufacturing Operations and Customer Service
VIVIAN HUDSON Beaconsfield, Quebec	Vice-President and General Manager, EXFO Service Assurance Business Unit
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
PIERRE MARCOUILLER Magog, Quebec	Independent Director
GUY MARIER Lakefield Gore, Quebec	Independent Lead Director
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
DAVID A. THOMPSON Newton, North Carolina	Independent Director
ANDRÉ TREMBLAY Outremont, Quebec	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Telecom Sales, Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Quebec, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Today, he is also an active philanthropist for l’Institut de Cardiologie de Québec. Mr. Allard is presently Area Vice-President, Sales for Cisco Systems Inc., where he has held several management positions over the years. Currently, he is responsible for sales and field operations of Cisco’s Global Enterprise Client segment, focusing on new market opportunities, accelerated revenue growth and increased customer satisfaction. Prior to joining Cisco, Mr. Allard worked for IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, School of Management, in Canada.

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

Pierre Marcouiller has served as our Director since May 2000. Mr. Marcouiller is Chairman of the Board and CEO of Camoplast Inc. an industrial manufacturer specialized in rubber tracks, undercarriage systems, composite and plastic components aimed at recreational, agricultural, automotive and industrial markets. Prior to joining Camoplast, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. Mr. Marcouiller is also a Director of Canam Group Inc., an industrial company specialized in the design and fabrication of construction products and solutions in the commercial, industrial, institutional, residential, and bridge and highway infrastructures markets. Mr. Marcouiller also holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor’s degree in business administration from the Université du Québec à Trois-Rivières and an MBA from the Université de Sherbrooke.

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

David A. Thompson has served as our Director since June 2000. Dr. David A. Thompson Retired Vice-President and Director of Technology, Corning Cable Systems. David A. Thompson most recently served as Vice-President and Director of Hardware & Equipment Technology at Corning Cable Systems, where he held this position since 2001 until retiring from Corning in 2008. Prior to this, he held several technical management roles at Corning Incorporated starting in 1976.  He has been a member of the Board of Directors of EXFO Corporation since July 2000 and also continues to serve on the engineering advisory group at the University of North Carolina in Charlotte. Dr. Thompson joined Corning Incorporated in 1976 in glass chemistry research developing new specialty glasses for television, optical lenses, solar mirrors and optical fibers.  He served in several global business management and strategic planning roles for Corning in both R&D and the Telecommunications Division between 1988 and 1999.  He was technical director for the creation of optical amplifier and optical components for Corning and in creation of the Samsung-Corning Micro-Optics joint venture.   He later, in 1999, was named Vice-President for the Strategic Planning & Innovation Effectiveness on return to the Corning RD&E Division. David A. Thompson holds a Bachelor of Science degree in chemistry from The Ohio State University and a masters and doctorate in inorganic chemistry from the University of Michigan and he attended the MIT Sloan School for technology leaders. He holds over 20 patents and has over two dozen technical publications in the areas of inorganic chemistry, glass technology and telecommunications.  He is a member of several professional and honor societies and has chaired numerous technical society groups during his career.

André Tremblay has served as our Director since June 2000. Mr. Tremblay is President and CEO of Terrestar Solutions Inc., a leading edge provider of satellite telecommunication services in Canada. He is also a Founder and Managing Partner of Trio Capital inc., a private equity fund management company. He has more than 20 years’ experience in the telecommunications industry, having been actively involved in the conception, financing and management of several companies. As a special advisor to the President of Telesystem Ltd., and as President of Telesystem Enterprises Ltd. from 1992 to 1998, he managed a portfolio of telecommunication companies under control. For almost 10 years, he served as President and Chief Executive Officer of Microcell Telecommunications, a wireless network and service provider, which he led from its inception on through the different phases of its evolution. During that time, he has also provided early-stage financing, along with strategic advice and direction, for start-up technology firms. In 2005, he was appointed by Canada’s Industry Minister as member of the Telecommunications Policy Review Panel to make recommendations on how to modernize Canada’s telecommunication policies and regulatory framework. André Tremblay holds bachelor’s degrees in management and in accounting from Laval University, a master’s degree in taxation from the Université de Sherbrooke, and is also a graduate of Harvard Business School’s Advanced Management Program.

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

 Director Compensation

In the financial year ended August 31, 2009, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the table below as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the director pursuant to the Deferred Share Unit Plan. The significant terms of the DSU Plan of the Corporation is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$42,438	(3)
Annual Retainer for Lead Director	CA$5,000		US$4,244	(3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,244	(3)
Annual Retainer for Committee Members	CA$3,000		US$2,546	(3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$849	(3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$424	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Dr. David A. Thompson is US$50,000 (CA$58,910).
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1782 = US$1.00 for the financial year ended August 31, 2009.

In the financial year ended August 31, 2009, the Directors who are not employees of the Corporation received the following compensation in the form indicated:

Name	Fees earned ($) (1)	Share-based awards ($) (2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Pierre-Paul Allard (3)	34,138 (US) 40,222 (CA)	25,000 (US) 29,455 (CA)	–	–	–	–	59,138 (US) 69,677 (CA)
Pierre Marcouiller (4)	33,101 (US) 39,000 (CA)	21,219 (US) 25,000 (CA)	–	–	–	–	54,320 (US) 64,000 (CA)
Guy Marier (5)	39,043 US) 46,000 (CA)	21,219 (US) 25,000 (CA)	–	–	–	–	60,262 (US) 71,000 (CA)
David A. Thompson (6)	36,459 (US) 42,955 (CA)	25,000 (US) 29,455 (CA)	–	–	–	–	61,459 (US) 72,410 (CA)
André Tremblay (7)	33,526 (US) 39,500 (CA)	21,219 (US) 25,000 (CA)	–	–	–	–	54,745 (US) 64,500 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.1782 = US$1.00 for the financial year ended August 31, 2009 except for Mr. Pierre-Paul Allard and Mr. David A. Thompson who are paid in U.S. dollar for the portion of their annual retainer for Directors.

(2)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(3)
Mr. Pierre-Paul Allard is a Director of the Corporation and member of the Human Resources Committee and the Audit Committee since January 14, 2009. He received the Annual Retainer for Directors, the Annual Retainer for the Human Resources Committee and Audit Committee Members (pro rated as of January 14, 2009) and received the fees for attending 5 days of meetings in person, 4 days of meetings by telephone.

(4)
Mr. Pierre Marcouiller is a Director of the Corporation and a member of the Human Resources Committee and the Audit Committee. He received the Annual Retainer for Directors, the Annual Retainer for the Human Resources Committee and Audit Committee Members and received the fees for attending 6 days of meetings in person, 4 days of meetings by telephone.

(5)
Mr. Guy Marier is a Director of the Corporation and a member of the Audit Committee and the Chairman of the Human Resources Committee and the Lead Director. He received the Annual Retainer for Directors, the Annual Retainer for the Human Resources Committee Chairman, the Annual Retainer for Audit Committee Members, the Annual Retainer for Lead Director and received the fees for attending 6 days of meetings in person, 4 days of meetings by telephone.

(6)
Dr. David A. Thompson is a Director of the Corporation, a member of the Audit Committee and the Human Resources Committee. He received the Annual Retainer for Directors, the Annual Retainer for Human Resource Committee Members, the Annual Retainer for Audit Committee Members and received the fees for attending 5 days of meetings in person, 4 days of meetings by telephone.

(7)
Mr. André Tremblay is a Director of the Corporation, a member of the Human Resources Committee and Chairman of the Audit Committee. He received the Annual Retainer for Directors, the Annual Retainer for Human Resources Committee Members, the Annual Retainer for Audit Committee Chairman and received the fees for attending 4 days of meetings in person, 4 days of meetings by telephone.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

Outstanding share-based awards and option-based award

The following sets out for each non-employee director of the Corporation all awards outstanding as at August 31, 2009, if any, including awards granted before August 31, 2009.

	Option-based Awards (Options)				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price (US$) (2)	Option expiration date	Value of unexercised in-the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Pierre-Paul Allard	–	–	–	–	7,866	23,598
Pierre Marcouiller	2,000	26.00	June 29, 2010	–	23,778	71,334
	400	22.25	Jan. 10, 2011	–
	17,966	9.13	Oct. 10, 2011	–
	1,037	12.69	Dec. 1, 2011	–
	2,479	5.65	Mar. 1, 2012	–
	12,500	1.58	Sept. 25, 2012	17,750
	12,500	3.51	Oct. 27, 2013	–
Guy Marier	12,500	4.65	Mar. 24, 2014	–	23,778	71,334
David A. Thompson	2,000	26.00	June 29, 2010	–	26,963	80,889
	400	22.25	Jan. 10, 2011	–
	15,334	9.13	Oct. 10, 2011	–
	12,500	1.58	Sept. 25, 2012	17,750
	12,500	3.51	Oct. 27, 2013	–
André Tremblay	2,000	26.00	June 29, 2010	–	32,539	97,617
	400	22.25	Jan. 10, 2011	–
	17,291	9.13	Oct. 10, 2011	–
	12,500	1.58	Sept. 25, 2012	17,750
	12,500	3.51	Oct. 27, 2013	–

(1)
The unexercised options have not been and may never be exercised, and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(2)	Prices noted are the grant date exercise price for each option under each award.
(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2009. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2009 which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2009, which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

In the financial year that ended August 31, 2009, all of the options of non-employee directors that became exercisable were not “in-the-money”, none of the DSUs of non-employee directors vested and the non-employee directors did not receive any non-equity incentive compensation from the Corporation.

Executive Compensation

The Summary Compensation Table below shows compensation information during the most recently completed financial year for the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than $150,000 (the “NEOs”). The Corporation’s NEOs for the financial year ending August 31, 2009 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (CFO), Mr. Jon Bradley, Vice-President, Telecom Sales, International, Mr. Dana Yearian, Vice-President, Telecom Sales, Americas, and Mr. Stephen Bull, Vice-President, Research and Development, Telecom Division. This information includes the US dollar value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) ($)		Share- Based Awards (2) ($)		Option- based awards (3) ($)	Non-equity incentive plan compensation ($)				Pension value ($)	All other compensation (5)		Total Compensation ($)
							Annual incentive plans (4)			Long-term incentive plans
Germain Lamonde, President and Chief Executive Officer	2009	314,887 371,000	(US) (CA)	153,999 192,499	(US) (CA)	–	135,335 159,452	(US) (CA)	(6)	–	–	–		604,221 722,951	(US) (CA)
Pierre Plamondon, Vice-President, Finance and Chief Financial Officer	2009	186,726 220,000	(US) (CA)	96,720 120,900	(US) (CA)	–	51,033 60,127	(US) (CA)	(7)	–	–	5,033 5,930	(US) (CA)	339,512 406,957	(US) (CA)
Jon Bradley, Vice-President, Telecom Sales, International	2009	133,799 157,642 86,100	(US) (CA) (£)	99,691 124,614 61,649	(US) (CA) (£)	–	65,578 77,264 42,200	(US) (CA) (£)	(8)	–	–	–		299,068 359,520 189,949	(US) (CA) (£)
Dana Yearian, Vice-President, Telecom Sales, Americas	2009	190,000 223,858	(US) (CA)	114,451 143,063	(US) (CA)	–	97,508 114,884	(US) (CA)	(9)	–	–	6,536 7,701	(US) (CA)	408,495 489,506	(US) (CA)
Stephen Bull, Vice-President, Research and Development	2009	156,343 184,203	(US) (CA)	73,903 92,379	(US) (CA)	–	35,771 42,145	(US) (CA)	(10)	–	–	4,065 4,789	(US) (CA)	270,082 323,516	(US) (CA)

(1)
Base salary earned in the financial year, regardless when paid. The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.1782 = US$1.00 for the financial year ended August 31, 2009. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6435 = US$1.00 for the financial year ended August 31, 2009 and the conversion from US dollars to Canadian dollars is made as described above. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuations in exchange rates.

(2)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the Long-Term Incentive Plan for the financial year . The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion & Analysis – Long-Term Incentive Plan”.

(3)
Indicates the dollar amount, if any, based on the grant date fair value of the Subordinate Voting Share options or Share Appreciation Rights awarded under the Long-Term Incentive Plan for the financial year . The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options or SARs prior to January 1, 2009) or the Bank of Canada (for grants of options or SARs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of Subordinate Voting Share options or Share Appreciation Rights to NEOs are detailed under section “Compensation Discussion & Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date.
(5)
Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan as detailed under section “Compensation Discussion & Analysis – Deferred Profit Sharing Plan” or 401K Plan as detailed under section “Compensation Discussion & Analysis – 401K Plan”, as applicable, for the benefit of the NEO. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Bradley did not participate.

(6)
US$77,918 (CA$91,803) paid during the financial year ended August 31, 2009 and US$57,417 (CA$67,649) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(7)
US$29,404 (CA$34,643) paid during the financial year ended August 31, 2009 and US$21,629 (CA$25,484) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(8)
US$58,192 (CA$68,562) paid during the financial year ended August 31, 2009 and US$7,386 (CA$8,702) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(9)
US$74,160 (CA$87,375) paid during the financial year ended August 31, 2009 and US$23,348 (CA$27,509) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

(10)
US$22,864 (CA$26,938) paid during the financial year ended August 31, 2009 and US$12,907 (CA$15,207) earned in the financial year ended August 31, 2009 but paid in the first quarter of the financial year ending on August 31, 2010.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the financial year, or outstanding at the end of the financial year are described herein under the section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan” and “Compensation Discussion and Analysis – Short Term Incentive Compensation”.

Outstanding share-based awards and option based awards

The following sets out for each NEO all option and Restricted Share Units (“RSUs”) awards outstanding as at August 31, 2009, if any, including those granted before August 31, 2009.

	Option-based Awards (Options)				Share-based Awards (RSUs)
Name	Number of securities underlying unexercised options (#) (1)	Option exercise price (US$) (2)	Option expiration date	Value of unexercised in- the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Germain Lamonde	25,402	26.00	June 29, 2010	–	140,459	421,377
	5,080	22.25	Jan. 10, 2011	–
	70,000	9.13	Oct. 10, 2011	–
	50,000	1.58	Sept. 25, 2012	71,000
	17,942	4.51	Feb. 1, 2015	–
	11,218	4.76	Dec. 6, 2015	–
Pierre Plamondon	8,700	26.00	June 29, 2010	–	72,922	218,766
	10,000	45.94	Sept. 13, 2010	–
	5,000	34.07	Oct. 11, 2010	–
	9,240	22.25	Jan. 10, 2011	–
	19,000	9.13	Oct. 10, 2011	–
	20,000	1.58	Sept. 25, 2012	28,400
	5,383	5.13	Oct. 26, 2014	–
	3,653	4.76	Dec. 6, 2015	–
Jon Bradley	5,000	45.94	Sept. 13, 2010	–	50,281	150,843
	5,000	22.25	Jan. 10, 2011	–
	1,000	12.22	Jan. 3, 2012	–
	1,500	3.19	Jan. 7, 2013	–
	10,000	3.50	Dec. 17, 2013	–
	4,000	4.51	Feb. 1, 2015	–
Dana Yearian	–	–	–	–	65,699	197,097
Stephen Bull	900	26.00	June 29, 2010	–	61,765	185,295
	5,000	45.94	Sept. 13, 2010	–
	2,930	22.25	Jan. 10, 2011	–
	15,000	9.13	Oct. 10, 2011	–
	1,795	5.13	Oct. 26, 2014	–
	1,803	4.76	Dec. 6, 2015	–

(1)
The unexercised options have not been and may never be exercised, and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(2)	Prices noted are the grant date exercise price for each option under each award.
(3)
Indicates an aggregate value of “in the money” unexercised options held at the financial year ended August 31, 2009. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2009, which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. This value has been converted from Canadian to US dollars based upon the foreign exchange rate on August 31, 2009 of 1.0967.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2009, which was US$3.00 (CA$3.29). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2009 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Incentive plan awards – value vested or earned during the year

The following table summarizes, for each of the NEOs, the value of option based awards, if any vested during the financial year ended August 31, 2009, the value of share-based awards vested during the financial year ended August 31, 2009, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2009, if any.

Name	Option-based awards – value vested during the year (US$) (1)	Share-based awards – value vested during the year (US$) (2)	Non-equity incentive plan compensation – Value earned during the year (US$) (3)
Germain Lamonde	–	32,235	135,335
Pierre Plamondon	–	43,189	51,033
Jon Bradley	–	7,114	65,578
Dana Yearian	–	5,068	97,508
Stephen Bull	–	37,875	35,771

(1)
Indicates the aggregate dollar value that would have been realized on the vesting date if the options under the option-based awards had been exercised on the vesting date. The value of option-based awards vested during the year at the vesting date is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share on the date of the vesting. The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the date of the vesting using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(2)
The aggregate dollar value realized is equivalent to the market value of the securities underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(3)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2009 (as indicated under the “Summary Compensation Table”)

Termination and Change of Control Benefits

We have an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments equal to 24 months of the current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 24 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

We have an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments equal to 12 months of the current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

We have an employment agreement with Mr. Jon Bradley, the Corporation’s Vice-President, Telecom Sales, International. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments equal to 2 months of the current base salary per year of service as a Vice-President of the Corporation (a minimum of 4 months of current base salary but in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 2 months of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation (a minimum of 6 months of remuneration but in no case exceeding 18 months of remuneration) and to the immediate vesting of all stock options and RSUs.

We have an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Telecom Sales, Americas. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments equal to 2 months of the current base salary per year of service but in no case exceeding 12 months. In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 12 months (for 0-5 years of service) or 18 months of remuneration (base salary, SIP compensation and benefits) (for more than 5 years of services) and to the immediate vesting of all stock options and RSUs.

We have an employment agreement with Stephen Bull, the Corporation’s Vice-President, Research and Development, Telecom Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to severance payments equal to 12 months of the current base salary. In addition, in the event Mr. Bull’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2009 which includes all payments, payables and benefits that would be given by the Corporation to an NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1)		Change of Control ($) (2) (3)		Voluntary ($)
Germain Lamonde	1,519,847 1,644,130	(US) (4) (CA)	1,519,847 1,644,130	(US) (CA)	492,377 501,610	(US) (5) (CA)
Pierre Plamondon	294,710 323,077	(US) (CA)	633,826 693,040	(US) (CA)	–
Jon Bradley	78,293 89,497	(US) (CA)	235,213 261,839	(US) (CA)	–
Dana Yearian	146,195 168,073	(US) (CA)	391,923 444,869	(US) (CA)	–
Stephen Bull	231,253 266,354	(US) (CA)	494,562 554,795	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2009 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 4 below). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the Long-Term Incentive Plan as described in the section entitled ‘’Long-Term Incentive Compensation’’ – ‘’Long-Term Incentive Plan’’ for termination without cause.

(2)	A “Change of Control” is a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(3)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2009 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(4)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2009 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2009 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”

Compensation Discussion & Analysis

This Compensation Discussion & Analysis mainly focuses on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2009.

The following is a discussion of the compensation arrangements with the Corporation’s NEOs.

Members of the Human Resources Committee

During the financial year ended August 31, 2009, the Human Resources Committee was composed of Mr. Guy Marier, as Chairman, Mr. Pierre-Paul Allard (starting January 14, 2009), Mr. Pierre Marcouiller, Mr. David A. Thompson and Mr. André Tremblay, none of whom were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Committee also evaluates and makes recommendations to the Board regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan.  The Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2008 to August 31, 2009 these functions have exclusively been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with management the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this document.

Since September 1, 2008 and prior to November 2, 2009, the Human Resources Committee held 5 meetings and at three of those meetings executive compensation was discussed. On October 15, 2008 and October 13, 2009, the Human Resources Committee met to discuss and approve the compensation plans of executive officers for the financial years beginning on September 1, 2008 and 2009. On June 30, 2009 the Human Resources Committee met to discuss the Executive Compensation Survey prepared by Mercer (Canada) Ltd. (“Mercer”) that provided certain recommendations with respect to the target compensation (base salary, short-term compensation and long-term compensation) that should be aimed by the Corporation for its executive officers. The Human Resources Committee meetings were attended by all the members of the Committee, except Mr. Tremblay who was absent at two meetings.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading “Benchmarking”.

In 2004, the Corporation engaged Mercer to conduct a full market benchmarking and review of the Corporation’s executive compensation plans. The analysis of Mercer was based on three elements: (i) base salary; (ii) variable compensation; and (iii) long-term incentive compensation and indicated that the base salary and variable compensation of the executive officers were competitive with the reference group identified by Mercer but indicated that the long-term incentive compensation element was weak compared to the reference group. In order to overcome such weakness Mercer recommended the introduction of a Long-Term Incentive Plan. Following such recommendations, the Corporation decided to align the overall compensation of the executive officers with the median compensation offered in a comparative market and also introduced an amendment to the Stock Option Plan creating the Long-Term Incentive Plan pursuant to which the Corporation may grant Restricted Share Units to executive officers. Such Plan was approved by the shareholders of the Corporation on January 12, 2005.

In 2006, Mercer provided data regarding market competitive annual base salary increases, which were applied to the executive compensation structure developed in 2004. In addition, Mercer provided information about the following topics in 2006: (i) job classification structure & salary scales (Define Job positions vs. comparable market including salary scale); and (ii) development of compensation management policies & practices (to manage employee progression through the salary scale).

In 2007, the Corporation engaged two human resources consultants, Mercer and AON Corporation, to advise whether the compensation positioning of the Corporation was still aligned with the comparative market. Both consultants confirmed that the Corporation’s position was still aligned with the comparative market and both also recommended that the Corporation’s compensation scheme should gradually evolve from the fiftieth percentile to the sixtieth percentile. The recommendations of both consultants were followed and the Corporation decided to gradually align the compensation positioning from the fiftieth percentile to the sixtieth percentile (hereinafter in this Annual Report referred to as the “Target Compensation Positioning”) over the next three years.

In 2008, the Corporation engaged Hewitt Associates LLC to conduct a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, the Corporation engaged Mercer to review the compensation positioning of the Corporation. Mercer confirmed that the majority of the Corporation’s compensation scheme (base salary, short-term compensation and long-term compensation) was still aligned with the comparative market but some adjustments were proposed to be made for certain executive officers. Considering the overall economic situation, the adjustments proposed by Mercer will be postponed.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2009, this practice continued and certain compensation adjustments were made.

Benchmarking

The target compensation levels of the Corporation are determined in relation to the compensation levels of the peer companies of the Corporation and in consideration of the results of the Corporation. The reference companies were determined using the market data for Canada, United States and the United Kingdom from the following sources: 2008 Canadian Mercer benchmark Database, US Mercer benchmark database and 2008 Mercer United Kingdom benchmark database. Although the Corporation was not provided with the list of the companies identified in the peer group, the peer group was determined in accordance with the following elements: (i) companies operating in Canada where the attraction and retention of skilled candidates is crucial in order to fulfill the Corporation’s strategy; (ii) companies that are in the high-technology, telecommunications and durable-manufacturing of goods industries and (iii) that have a median annual revenue of 200-300 million US dollars. The report provided by Mercer compared the Corporation’s compensation levels with the compensation levels of the peer group for each of the following core compensation elements: base salary, sum of base salary and annual short-term incentives and the sum of base salary, annual short-term incentives and long-term incentives.

Key Elements and Policies for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the start of each financial year in keeping with the Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation’s results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Elements

The significant elements of the Corporation’s 2009 executive compensation program were (i) Base Salary, (ii) the Short Term Incentive Plan, and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition to the foregoing, the Corporation also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each pay component, the Human Resources Committee considered all key elements of the executive compensation program. The Committee did not assign specific weightings to any key element of the Corporation’s 2009 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar Canadian organizations for positions similar in magnitude, scope and complexity. The Committee’s objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference group of comparable companies that are similar in size to the Corporation, with a particular focus on those within the High-Technology/Telecommunications and Manufacturing-Durable Goods industries. The Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The short-term incentive plan (“STIP”) provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and product line objectives established on a yearly basis as well as the achievement of personal objectives. The STIP’s objectives are aimed to reward seven elements: three elements are shareholder oriented (sales, gross margins and EBITDA), two are customer oriented (on time delivery and quality), one is based on the growth metrics of the Corporation compared to the growth rate of the competition and one is based on personal objectives.

Target payout levels for NEOs eligible for incentive bonuses in the year ended August 31, 2009 were established to be in line with the objective of the Committee to align compensation with the Target Compensation Positioning offered in the reference group. The minimum, target and maximum payouts to executive officers under the STIP (expressed as a percentage of their base salary) for the financial year ended August 31, 2009 were as follows:

Our President and Chief Executive Officer, Mr. Germain Lamonde, had a short term incentive target of 55% of his annual base salary. That bonus was based on the achievement of financial, strategic and personal objectives as shown in the following table.

Our Chief Financial Officer, Mr. Pierre Plamondon, had a short term incentive target of 35% of his annual base salary. That bonus was based on the achievement of financial, strategic and personal objectives as shown in the following table.

Our Vice-President, Research and Development, Telecom Division, Mr. Stephen Bull, had a short term incentive target of 32.5% of his annual base salary. That bonus was based on the achievement of financial, strategic and personal objectives as shown in the following table.

Measure (1)	Weighting for Mr. Lamonde, Mr. Plamondon and Mr. Bull
Sales (2)	35%
EBITDA (2)	20%
Gross margin (2)	20%
Customer satisfaction (quality and on time delivery) (3)	25%
Growth metrics (4)	10%
Personal objectives (multiplier) (5) (6)	0% - 125%

(1)
Sales, EBITDA, Gross margin and Customer satisfaction measures are established to provide a metric from 0% to 150% (and up to an additional 10% for the Growth measures) and such a metric is multiplied by the personal objectives measure. This result is then multiplied by the short-term incentive target % of the individual annual base salary.

(2)	Upon attainment of 40% of the target objective, the NEO begins to be compensated for this element and can be compensated up to the attainment of 150% of the target objective.
(3)	The compensation for this element is pro-rated up to the attainment of 150% of the target objective.
(4)
If the Corporation’s growth rate is higher by 10% than the growth rate of target competitive companies, then the Corporation’s growth rate exceeding 10% (up to a maximum of 10%) will be added to the metric determined above in note 1.

(5)	The compensation for this element is pro-rated up to the attainment of 125% of the target objective.
(6)
The personal objectives of each NEO are based on the position and role he has with the Corporation. Such personal objectives are based mostly on the attainment of departmental objectives and the others objectives are based on the attainment of personal management objectives all of which attainments are determined by an evaluation of the individual’s supervisor or the Human Resources Committee, as the case may be.

Our Vice-President, Telecom Sales - International, Mr. Jon Bradley, and Vice-President, Telecom Sales - Americas, Mr. Dana Yearian, do not participate in the short term incentive plan that is available to the company’s other senior executives. Instead, Mr. Bradley and Mr. Yearian participate in the company’s sales incentive plan (“SIP”). Under the SIP, Mr. Bradley and Mr. Yearian have target incentives of 40% of their target compensation. The target compensation is the sum of base salary (60%) and target SIP (40%). The SIP is based 45% on the achievement of revenue targets (billings), 45% on margin targets and 10% on personal objectives. The compensation rate for the attainment of revenue targets (billings) is equal to the total billings potential amount of commission on the total billings quotas defined at the beginning of the financial year. This rate is lower for the attainment of 62.5% or less of the objective and the regular rate for the attainment from greater than 62.5% to 100% of the objective. An accelerator is applied after 100% attainment of the objective. The commission rate for the attainment of the margin targets is equal to the total margins potential on the total margins quotas defined at the beginning of the financial year. This rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective. The compensation for personal objectives is a maximum amount based on the quarterly achievement of the sales target for their specific territory. It is pro-rated between 70% and 100% achievement and no compensation will be attributed to this element if less than 70% of the objective is attained. Additional bonuses are also available; one based on revenues of recent acquisitions and the other on reduction of cost per order dollar. Accordingly, a total sales achievement figure target of recent acquisitions and a commission rate are determined at the beginning of the financial year. The commission rate is applied when total sales achievement figure of recent acquisitions exceeds 50% of the target. A reduction of cost per order dollar figure target is determined at the beginning of the financial year. The compensation for the attainment of the reduction of cost per order dollar figure target is a maximum amount based on the achievement of such target and is pro-rated up to 100% achievement.

Long-Term Incentive Compensation

• Long-Term Incentive Plan

We have a Long-Term Incentive Plan, the principal component of our long-term incentive compensation, for our Directors, executive officers, employees and consultants and those of our subsidiaries as determined by our Board of Directors, to attract and retain competent Directors, executive officers, employees and consultants motivated to work toward ensuring our success and to encourage them to acquire our shares. A copy of the Long-Term Incentive Plan has been filed as exhibit 4.35 to our fiscal year 2005 Annual Report on Form 20-F.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan (“LITP”), is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Long-Term Incentive Plan provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2009, target awards for eligible officers under the LTIP were established to be in line with the objective of the Committee to align compensation with the Target Compensation Positioning offered in the reference group. Each executive officer is entitled to receive annually from 25% to 30% of his base salary in RSUs except for the Corporation’s CEO that is entitled to receive annually up to 55% of his base salary in RSUs, subject to other grants of RSUs that may be granted from time to time as an additional incentive to all executive officers. As disclosed under the section “Summary Compensation Table” hereof, the NEOs were granted RSUs during the last financial year. The Corporation did not take into account the amount and terms of outstanding options or RSUs neither the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation.  In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2009, there were a total of 1,666,589 options granted to all LTIP participants and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.78 (CA$20.57) per option.

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2009, there were a total of 1,339,619 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.21 (CA$4.74) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.6% of the Corporation’s issued and outstanding voting shares as of November 2, 2009. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,137 498 issued and outstanding Subordinate Voting Shares as of November 2, 2009.

Some options granted to directors and employees vest on the first anniversary date of their grant. Some options granted in the financial years ended August 31, 2004 and 2005 vest at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest at a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

All RSUs first vesting cannot be earlier than the third anniversary date of their grant. Some RSUs granted in the financial year ended August 31, 2009, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2008, January 2009, April 2009 and July 2009. Some RSUs granted in the financial year ended August 31, 2009, vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2009. Some RSUs granted in the financial year ended August 31, 2008, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in October 2007, January 2008, April 2008 and July 2008. Some RSUs granted in the financial year ended August 31, 2007, vest at a rate of 1/2 annually commencing on the third anniversary date of the grants in September 2006, January 2007 and July 2007 and others at a rate of 1/3 annually on the third, fourth and fifth anniversary dates of the grants in September 2006, October 2006 and January 2007. Some RSUs granted in the financial year ended August 31, 2006 vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006 and in June 2006 and others at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006. Some RSUs granted in the financial year ended August 31, 2005 vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005 and others at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005.

Some RSUs granted during the last five financial years vest on the fifth anniversary date of each grant respectively in October 2008, October 2007, October 2006, December 2005 and in January 2005. However, these RSUs are subject to early vesting on the third and fourth anniversary dates of the grant on the attainment of performance objectives, namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the RSUs shall: a) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period or b) if the RSU holder decides,  prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

Any option granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement.  In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the Long-Term Incentive Plan will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the Long-Term Incentive Plan will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

• Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2009 was 685,972 having a weighted average fair value at the time of grant of US$2.69 (CA$3.38) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2009, there were a total of 1,339,619 RSUs granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average fair value at the time of grant of US$4.21 (CA$4.74) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as an employment income. The table below shows information regarding RSU grants made under the Long-Term Incentive Plan during the financial year ended August 31, 2009.

During the financial year ended August 31, 2009, the following RSUs were granted:

RSUs #	Fair Value at the Time of Grant US$/RSU	Vesting (1)
71,003	2.36	50% on the third and fourth anniversary dates of the grant in October 2008
216,685	2.36
100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained

135,584	2.36
100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained

243,700	3.22	50% on the third and fourth anniversary dates of the grant in January 2009
5,000	3.22	1/3 on the third, fourth and fifth anniversary dates of the grant in January 2009
11,000	3.52	50% on the third and fourth anniversary dates of the grant in April 2009
3,000	2.99	50% on the third and fourth anniversary dates of the grant in July 2009

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.

During the financial year ended August 31, 2009, the following RSUs were granted to the following NEOs:

Name	RSUs #	Percentage of Net Total of RSUs Granted to Employees in Financial Year (%)	Fair Value at the Time of Grant US$/RSU	Vesting (1)
Germain Lamonde	65,254	9.51%	2.36
100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

Pierre Plamondon	40,983	5.97%	2.36
20,664 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

20,339 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

Jon Bradley	42,242	6.16%	2.36
16,826 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

25,416 of the RSUs will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

Dana Yearian	48,496	7.07%	2.36
23,072 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

25,424 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

Stephen Bull	31,315	4.57%	2.36
17,756 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if the performance objectives are fully attained (2)

13,559 of the RSUs granted will vest 100% on the fifth anniversary date of the grant in October 2008 subject to early vesting of 100% on the third anniversary date of the grant if the objectives are fully attained (3)

(1)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(2)
Those RSUs granted in the financial year ended August 31, 2009 vest on the fifth anniversary date of the grant in October 2008 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined according to the Compound Annual Growth Rate (CAGR) of the sales of the Corporation (SALES CAGR). The profitability metric is determined according to the Compound Annual Growth Rate (CAGR) of the Corporation’s net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain (EBITDA) (EBITDA CAGR). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis, as of: i) 100% for SALES CAGR of 20% or more and 0% for SALES CAGR of 10% or less for the three fiscal years from the date of grant and cumulated with ii) 100% for EBITDA CAGR of 20% or more and 0% for EBITDA CAGR of 10% or less for the three fiscal years form the date of grant. The second early vesting performance objectives will be attained on the same premises as described above but for the four fiscal years from the date of grant.

(3)
Those RSUs granted in the financial year ended August 31, 2009 vest on the fifth anniversary date of the grant in October 2008 but are subject to early vesting on the third anniversary date of the grant on the attainment of performance objectives, related to a target cumulative sales of Service Assurance (formerly Brix Networks Inc.) and Navtel’s products and services, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the early vesting is 100% of the units on the third anniversary date of the grant.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2009:

	Number of RSUs	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant $US/RSU
President and CEO (one individual)	140,459	10.48%	4.19
Board of Directors (five individuals)	–	–	–
Management and Corporate Officers (eleven individuals)	479,887	35.82%	3.74

•	Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2009. At August 31, 2009, there were a total of 1,666,589 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Long-Term Incentive Plan having a weighted average exercise price of US$13.78 (CA$20.57) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2009:

	Number of Options	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	179,642	10.78%	9.05
Board of Directors (four individuals)	148,807	8.93%	6.19
Management and Corporate Officers (eight individuals)	212,139	12.73%	14.49

• Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders. A copy of the Deferred Share Unit Plan has been filed as exhibit 4.36 to our fiscal year 2005 Annual Report on Form 20-F.

 Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan, which is 10.6% of the total issued and outstanding voting shares.

• Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2009 was 35,739. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2009, there were a total of 114,924 DSUs credited to directors pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.62 (CA$5.18).

During the financial year ended August 31, 2009, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs #	Weighted Average Fair Value at the Time of Grant US$/DSU	Vesting
35,739	3.19	At the time director cease to be a member of the Board of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 2, 2009:

	Number of DSUs	% of Issued and Outstanding DSUs	Weighted Average Fair Value at the Time of Grant $US/DSU
Board of Directors (five individuals)	114,924	100%	4.62

• Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2009, 35,739 DSUs and 685,972 RSUs were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Long-Term Incentive Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.6% of the Corporation’s issued and outstanding voting shares as at November 2, 2009. As of November 2, 2009, the number of Subordinate Voting Shares reserved for future issuance is 2,128,866 representing 3.6% of the Corporation’s issued and outstanding voting shares as at November 2, 2009.

• Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”) for the benefit of certain employees residing in countries where the granting of stock-based compensation under the Long-Term Incentive Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant.  No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions.  Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of SARs prior to January 1, 2009) or the Bank of Canada (for grants of SARs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

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

As of November 2, 2009, there were 44,374 SARs outstanding.

Benefits and Perquisites

All eligible employees of the Corporation, including the NEOs, are eligible to participate in the Corporation’s benefits program, which includes, life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) are also required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation’s CEO, Vice-President, Telecom Sales, Americas and Vice-President, Telecom Sales, International, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (“DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO under which the Corporation may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2007, 2008 and 2009, amounted to US$419,000, US$531,000 and US$504,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than 2 years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. Accordingly, the Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2007, 2008 and 2009, the Corporation made an aggregate of US$166,000, US$216,000 and US$356,000 respectively, in Safe Harbor Contributions to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options. As of August 31, 2009, the Corporation made an aggregate of US$2,098,000 in Safe Harbor Contributions to the 401K plan. A participant may have access to the assets of the plan under the following limited circumstances: (i) termination of employment; (ii) permitted withdrawals; and (iii) limited loans.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

 Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. A policy of Directors’ and officers’ liability insurance is maintained by us, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$169,250 from September 30, 2009 to September 30, 2010, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

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

The following table and notes set out the name of each of the individuals proposed to be nominated at the Annual and Special Meeting of shareholders for election as a director of the Corporation, all other positions and offices with the Corporation now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

Germain Lamonde Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer, EXFO Electro-Optical Engineering Inc.	St-Augustin-de-Desmaures, Quebec, Canada	September 1985	16,139	36,643,000(1)

Pierre-Paul Allard (2) Independent Director	Area Vice-President, Sales Cisco Systems Inc. (3)	Pleasanton, California, USA	September 2008	8,000	-

Pierre Marcouiller (4) (5) Independent Director	Chairman of the Board and Chief Executive Officer, Camoplast Inc. (6)	Magog, Quebec, Canada	May 2000	5,000	-

Guy Marier (4) (7) Independent Lead Director	Executive Consultant	Lakefield Gore, Quebec, Canada	January 2004	1,000	-

Name and Position or Office with the Corporation	Principal Occupation or Employment	Residence	Director Since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares

David A. Thompson, Ph.D.(4) (5) Independent Director	Executive Consultant (8)	Newton, North Carolina, USA	June 2000	2,100	-

André Tremblay (5) (9) Independent Director	President and Chief Executive Officer, Terrestar Solutions Inc. (10)	Outremont, Quebec, Canada	May 2000	6,650 (11)	-

(1)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(2)	Member of the Audit Committee and the Human Resources Committee since January 2009.
(3)	Cisco Systems Inc. is a leading network equipment manufacturer in the global telecommunications industry.
(4)	Member of the Audit Committee.
(5)	Member of the Human Resources Committee.
(6)
Camoplast Inc. designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMs) of both on- and off-road vehicles in a variety of markets including automotive, agricultural, construction and industrial, defense and powersports.

(7)	Chairman of the Human Resources Committee since October 2008.
(8)
Mr. David A. Thompson has recently retired from his position as Vice-President and Director of Technology, Corning Cable Systems. Corning Incorporated is a diversified technology company that concentrates its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers, and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life science industries.

(9)	Chairman of the Audit Committee.
(10)	Terrestar Solutions Inc. is a leading edge provider of satellite telecommunication services in Canada.
(11)	Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9104-5559 Quebec inc., a company controlled by Mr. Tremblay.

During the fiscal year ended August 31, 2009, the Board met a total of ten (10) times. Each member attended all meetings except Mr. André Tremblay who was absent two (2) times and Mr. Pierre-Paul Allard and Mr. David A. Thompson who were absent one time each.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange rules flowing from the adoption of the Sarbanes-Oxley Act, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements.  Accordingly, in March 2005, the Board updated and adopted an Audit Committee Charter. A copy of this Audit Committee Charter has been filed as Exhibit 11.6 to our fiscal year 2005 Annual Report on Form 20-F and is also readily available from EXFO’s website at www.EXFO.com. The audit committee revised such Charter in October 2009 but no amendment was required. The audit committee is composed of five independent Directors: Pierre Marcouiller, Guy Marier, David A. Thompson, André Tremblay and Mr. Pierre-Paul Allard since January 2009. The chairperson of the audit committee is André Tremblay.

During the fiscal year ended August 31, 2009, the Audit Committee met a total of four (4) times and attendance was exemplary as all members attended all meetings.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. Accordingly, in March 2005, the Board updated and adopted a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. A copy of this Human Resources Committee Charter has been filed as Exhibit 11.7 to our fiscal year 2005 Annual Report on Form 20-F and is also readily available from EXFO’s website at www.EXFO.com. The human resources committee is composed of four independent Directors: Pierre-Paul Allard since January 2009, Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay. The chairperson of the Human Resources Committee is Mr. Guy Marier.

During the fiscal year ended August 31, 2009, the Human Resources committee met a total of four (4) times and all members attended all meetings, except Mr. André Tremblay who was absent two (2) times.

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

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meeting, as needed, annually and any Director may request such meeting at any time. During the fiscal year ended August 31, 2009, three (3) meetings of independent Directors without management occurred.

D.	Employees

We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

As of November 2, 2009, we had a total of 1,182 employees, up from a total of 1,205 on November 3, 2008. We have 708 employees in Canada, primarily based in Quebec, and 474 employees based outside of Canada. 454 are involved in research and development, 337 in manufacturing, 204 in sales and marketing, 93 in general administrative positions and 117 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement, which expired in 2009. It has not been renewed as of this day and remains effective until renewed. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as at November 2, 2009 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as at November 2, 2009				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Germain Lamonde	16,139	*	50,000	3.06%	129,642	7.93%	195,781	*	36,643,000 (4)	100	94.20
Pierre Plamondon	66,076 (5)	*	20,000	1.22%	60,976	3.73%	147,052	*	–	–	*
Pierre-Paul Allard	8,000	*	–	*	–	*	8,000	*	–	–	*
Pierre Marcouiller	5,000	*	12,500	*	36,382	2.23%	53,882	*	–	–	*
Guy Marier	1,000	*	–	*	12,500	*	13,500	*	–	–	*
David A. Thompson	2,100	*	12,500	*	30,234	1.85%	44,834	*	–	–	*
André Tremblay	6,650 (6)	*	12,500	*	32,191	1.97%	51,341	*	–	–	*
Jon Bradley	–	*	–	*	26,500	1.62%	26,500	*	–	–	*
Dana Yearian	1,051	*	–	*	–	*	1,051	*	–	–	*
Stephen Bull	38,635	*	–	*	27,428	1.68%	66,063	*	–	–	*
Other executive officers as a group	41,003 (7)	*	15,000	*	62,235	3.81%	118,238	*	–	–	*
All of our Directors and executive officers as a group	185,654	*	122,500	7.49%	418,088	25.58%	726,242	3.09%	36,643,000	100	94.34

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price at which such securities may be bought from the Corporation. As of November 2, 2009 the market value of a Subordinate Voting Share was US$3.64.

(2)	“Out-the-money” options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.
(3)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 2, 2009 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

(4)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 34,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(5)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.
(6)	The number of subordinate voting shares held of record by André Tremblay is held by 9104-5559 Québec Inc, a company controlled by Mr. Tremblay.
(7)	The number of shares held by Allan Firhoj includes 14,000 subordinate voting shares held of record by his wife, Claudia Firhoj.

The following table presents information regarding stock options held as of November 2, 2009 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	25,402 5,080 70,000 50,000 17,942 11,218	$26.00 $22.25 $9.13 $1.58 $4.51 $4.76	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 February 1, 2015 December 6, 2015
Pierre Plamondon	8,700 10,000 5,000 9,240 19,000 20,000 5,383 3,653	$26.00 $45.94 $34.07 $22.25 $9.13 $1.58 $5.13 $4.76	June 29, 2010 September 13, 2010 October 11, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 26, 2014 December 6, 2015

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Pierre-Paul Allard	−	−	−
Pierre Marcouiller	2,000 400 17,966 1,037 2,479 12,500 12,500	$26.00 $22.25 $9.13 $12.69 $5.65 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 December 1, 2011 March 1, 2012 September 25, 2012 October 27, 2013
Guy Marier	12,500	$4.65	March 24, 2014
David A. Thompson	2,000 400 15,334 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
André Tremblay	2,000 400 17,291 12,500 12,500	$26.00 $22.25 $9.13 $1.58 $3.51	June 29, 2010 January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
Jon Bradley	5,000 5,000 1,000 1,500 10,000 4,000	$45.94 $22.25 $12.22 $3.19 $3.50 $4.51	September 13, 2010 January 10, 2011 January 3, 2012 January 7, 2013 December 17, 2013 February 1, 2015
Dana Yearian	−	−	−
Stephen Bull	900 5,000 2,930 15,000 1,795 1,803	$26.00 $45.94 $22.25 $9.13 $5.13 $4.76	June 29, 2010 September 13, 2010 January 10, 2011 October 10, 2011 October 26, 2014 December 6, 2015
Other Executive Officers as a group	3,000 4,000 3,250 10,000 18,000 15,000 5,000 9,259 2,000 7,726	$45.94 $34.07 $22.25 $23.40 $9.13 $1.58 $3.19 $5.13 $4.51 $4.76	September 13, 2010 October 11, 2010 January 10, 2011 March 15, 2011 October 10, 2011 September 25, 2012 January 7, 2013 October 26, 2014 February 1, 2015 December 6, 2015

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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 2, 2009.

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–	–	–	4,843 (3)	0.32%	4.69
	–	–	–	15,105 (4)	0.99%	4.76
	–	–	–	23,826 (5)	1.56%	6.02
	–	–	–	29,910 (6)	1.95%	6.28
	–	–	–	65,254 (7)	4.26%	2.36
	–	–	–	66,081 (8)	4.32%	3.74
Pierre Plamondon	–	–	–	1,453 (3)	0.09%	4.69
	–	–	–	3,000 (9)	0.20%	4.69
	–	–	–	4,919 (4)	0.32%	4.76
	–	–	–	7,924 (5)	0.52%	6.02
	–	–	–	3,000 (10)	0.20%	6.02
	–	–	–	9,637 (6)	0.63%	6.28
	–	–	–	20,644 (7)	1.35%	2.36
	–	–	–	20,339 (11)	1.33%	2.36
	–	–	–	16,794 (8)	1.10%	3.74
Pierre-Paul Allard	7,866 (12)	6.8%	4.62	–	–	–
Pierre Marcouiller	23,778 (12)	20.7%	4.62	–	–	–
Guy Marier	23,778 (12)	20.7%	4.62	–	–	–
David A. Thompson	26,963 (12)	23.5%	4.62	–	–	–
André Tremblay	32,539 (12)	28.3%	4.62	–	–	–
Jon Bradley	–	–	–	666 (13)	0.04%	4.51
	–	–	–	1,250 (14)	0.08%	5.59
	–	–	–	6,122 (6)	0.40%	6.28
	–	–	–	16,826 (7)	1.10%	2.36
	–	–	–	25,416 (11)	1.66%	2.36
	–	–	–	10,367 (8)	0.68%	3.74
Dana Yearian	–	–	–	3,333 (15)	0.22%	5.16
	–	–	–	6,246 (5)	0.41%	6.02
	–	–	–	7,225 (6)	0.47%	6.28
	–	–	–	23,072 (7)	1.51%	2.36
	–	–	–	25,424 (11)	1.66%	2.36
	–	–	–	15,241 (8)	1.00%	3.74
Stephen Bull	–	–	–	968 (3)	0.06%	4.69
	–	–	–	3,000 (9)	0.20%	4.69
	–	–	–	3,237 (4)	0.21%	4.76
	–	–	–	5,551 (5)	0.36%	6.02
	–	–	–	6,667 (10)	0.44%	6.02
	–	–	–	7,340 (6)	0.48%	6.28
	–	–	–	17,756 (7)	1.16%	2.36
	–	–	–	13,559 (11)	0.89%	2.36
	–	–	–	14,061 (8)	0.92%	3.74
Other executive officers as a group	–	–	–	3,273 (3)	0.21%	4.69
	–	–	–	3,150 (9)	0.21%	4.69
	–	–	–	11,752 (4)	0.77%	4.76
	–	–	–	375 (14)	0.02%	5.59
	–	–	–	20,370 (5)	1.33%	6.02
	–	–	–	5,335 (10)	0.35%	6.02
	–	–	–	15,033 (16)	0.98%	6.42
	–	–	–	1,750 (17)	0.11%	6.42
	–	–	–	21,585 (6)	1.41%	6.28
	–	–	–	1,750 (18)	0.11%	4.16
	–	–	–	62,945 (7)	4.11%	2.36
	–	–	–	40,677 (11)	2.66%	2.36
	–	–	–	5,000 (19)	0.33%	3.22
	–	–	–	52,142 (8)	3.41%	3.74

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
All of the directors and executive officers as a group	–	–	–	10,537 (3)	0.69%	4.69
	–	–	–	9,150 (9)	0.60%	4.69
	–	–	–	666 (13)	0.04%	4.51
	–	–	–	35,013 (4)	2.29%	4.76
	–	–	–	1,625 (14)	0.11%	5.59
	–	–	–	3,333 (15)	0.22%	5.16
	–	–	–	63,917 (5)	4.18%	6.02
	–	–	–	15,002 (10)	0.98%	6.02
	–	–	–	15,033 (16)	0.98%	6.42
	–	–	–	1,750 (17)	0.11%	6.42
	–	–	–	81,819 (6)	5.35%	6.28
	–	–	–	1,750 (18)	0.11%	4.16
	–	–	–	206,497 (7)	13.49%	2.36
	–	–	–	125,415 (11)	8.19%	2.36
	–	–	–	5,000 (19)	0.33%	3.22
	–	–	–	174,686 (8)	11.41%	3.74
	114,924	100%	4.62	751,193	49.08%	3.79

(1)
The estimated average value at the time of grant of a DSU is the average of the estimated value at the time of grant of a DSU which is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

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

(8)
Those RSUs will vest on the fifth anniversary date of the grant in October 2009 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(9)	Those RSUs will vest at a rate of 55%, 35% and 10%, on the third, fourth and fifth anniversary dates of the grant in January 2005.
(10)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in October 2006.
(11)
Those RSUs will vest on the fifth anniversary date of the grant in October 2008 but are subject to early vesting on the third anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the early vesting is up to 100% of the units on the third anniversary date of the grant.

(12)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(13)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in February 2005.
(14)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in February 2006.
(15)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.
(16)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in January 2007.
(17)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2007.
(18)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2008.
(19)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2009.

Escrowed Securities

The following table presents information regarding the number of securities of each class of the Corporation held, to our knowledge as at November 2, 2009, in escrow and the percentage outstanding securities of that class.

Designation of Class	Number of Securities held in escrow	Percentage of Class
Subordinate Voting Shares	nil	nil
Multiple Voting Shares	nil	nil

Item 7.	Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 2, 2009 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	36,643,000	100%	192,977	0.84%	94.16%
Fiducie Germain Lamonde (3)	1,900,000	5%	Nil	Nil	4.88%
G. Lamonde Investissements Financiers inc. (4)	34,743,000	95%	Nil	Nil	89.27%
Renaissance Technologies LLC	Nil	Nil	1,379,200	5.72%	*

*	Less than 1%
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

As at November 17, 2009, 22,749,965 subordinate voting shares were outstanding. Approximately 98.1% (22,332,622) of our subordinate voting shares were held in bearer form and the remainder (417,343 subordinate voting shares) was held by 182 record holders.  As at November 17, 2009, we believe approximately 76.72% of our outstanding subordinate voting shares were held in the United States.

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

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Allowance for doubtful accounts

	Years ended August 31,

	2009	2008	2007

Balance – Beginning of year	$305	$206	$451
Addition charged to earnings	979	204	42
Write-offs of uncollectible accounts	(45)	(53)	(271)
Recovery of uncollectible accounts	(19)	(52)	(16)

Balance – End of year	$1,220	$305	$206

Valuation allowance on future income tax assets

	Years ended August 31,

	2009	2008	2007

Balance – Beginning of year	$15,529	$12,492	$38,543
Change in valuation allowance	412	(4,927)	(28,646)
Business combination	−	8,195	−
Foreign currency translation adjustment	(483)	(231)	2,595

Balance – End of year	$15,458	$15,529	$12,492

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of total sales are as follows:

	Years ended August 31,

	2009		2008		2007

Export Sales	$154,198	89%	$169,571	92%	$143,315	94%
Domestic Sales	18,680	11	14,219	8	9,619	6

	$172,878	100%	$183,790	100%	$152,934	100%

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

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of our financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the year ended August 31, 2009 to be immaterial.

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

B.   Significant changes

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this annual report.

Item 9.	Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2004 to August 31, 2005	5.51	3.92	6.90	4.92
September 1, 2005 to August 31, 2006	8.69	4.32	9.60	5.15
September 1, 2006 to August 31, 2007	7.57	4.89	8.85	5.55
September 1, 2007 to August 31, 2008	7.28	3.92	7.35	3.97
September 1, 2008 to August 31, 2009	4.73	2.13	5.16	2.50

2008 1st Quarter	7.28	5.10	7.35	5.01
2008 2nd Quarter	5.50	3.92	5.54	3.97
2008 3rd Quarter	6.14	4.06	6.00	4.04
2008 4th Quarter	5.47	3.96	5.59	4.15

2009 1st Quarter	4.57	2.13	4.86	2.50
2009 2nd Quarter	3.96	2.42	4.95	3.00
2009 3rd Quarter	4.73	2.48	5.16	3.23
2009 4th Quarter	4.66	2.74	5.08	3.26

2009 May	4.73	3.84	5.16	4.55
2009 June	4.66	3.14	5.08	3.70
2009 July	3.36	2.74	3.67	3.26
2009 August	3.18	2.99	3.45	3.29
2009 September	3.85	2.81	4.13	3.10
2009 October	3.79	3.35	4.00	3.57
2009 November	3.78	3.64	3.99	3.94
(until November 17)

C.	Markets

Our subordinate voting shares have been quoted on the NASDAQ National Market under the symbol EXFO and listed on The Toronto Stock Exchange under the symbol EXF since our initial public offering on June 29, 2000. Prior to that time, there was no public market for our subordinate voting shares. The table above sets forth, for the periods indicated, the high and low closing sales prices per subordinate voting share as reported on the NASDAQ National Market and the Toronto Stock Exchange.

On November 17, 2009, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$3.75 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$3.98 per share.

Item 10.	Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

Incorporated by reference to our registration statement on Form F-1 dated June 9, 2000 (File No. 333-38956) and its amendment filed as Exhibit 10.1 to our fiscal year 2009 Annual Report on Form 20-F.

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

United States Taxation

The information set forth below under the caption “United States Taxation” is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption “United States Taxation” deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who do not at any time own individually, nor are treated as owning, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding subordinate voting shares as part of a hedging, integrated or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, persons who acquired their subordinate voting shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, dealers or traders in securities or currencies and holders whose “functional currency” is not the U.S. dollar. This summary does not address U.S. estate and gift tax consequences or tax consequences under any state and local tax laws or non-U.S. tax laws.

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

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, such dividends should generally constitute foreign source “passive category income”, or, in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from non-U.S. corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above.  U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Any gain realized will generally be treated as U.S. source gain, and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

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

The following table summarizes the forward exchange contracts in effect as at August 31, 2009, classified by expected transaction dates, none of which exceed three fiscal  years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,

	2010	2011	2012

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$27,600	$14,600	$1,000
Weighted average contractual forward rates	1.1019	1.1221	1.1278

Fair Value

The fair value of forward exchange contracts, which represents the amount we would receive or pay to settle the contracts based on the exchange rate at year end, amounted to net gains of $530,000 as at August 31, 2009 ($62,000 as at August 31, 2008).

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at August 31, 2009:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$6,040	€779
Accounts receivable	17,402	2,642
	23,442	3,421
Financial liabilities
Accounts payable and accrued liabilities	5,718	332
Forward exchange contracts	5,600	−
	11,318	332
Net exposure	$12,124	€3,089

The period-end value of the Canadian dollar compared to the US dollar was CA$1.0967 = US$1.00 as at August 31, 2009.

The period-end value of the Canadian dollar compared to the euro was CA$1.5741 = €1.00 as at August 31, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2009:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1.2 million or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $445,000, or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2.5 million.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in our consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts our balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of our operating expenses is denominated in Canadian dollars, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We are exposed to interest rate risks through our short-term investments. Short-term investments consist of the following (in thousands of US dollars):

	As at August 31,

	2009	2008

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 0.2% to 0.6% in 2009 and 2.80% to 3.32% in 2008, maturing between September 2009 and December 2009 in fiscal 2009, and September 2008 and February 2009 in fiscal 2008	$45,109	$81,626
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 0.2%, maturing between September and October 2009	13,996	−
	$59,105	$81,626

The fair value of short-term investments based on market value amounted to $81.6 million and $59.1 million as at August 31, 2008 and 2009, respectively.

An increase (decrease) of 0.5% in the interest rate of our short-term investments would increase (decrease) net earnings by $204,000, or $0.00 per diluted share.

Due to their short-term maturity of usually three months or less, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2009, our short-term investments consist of debt instruments issued by 11 (10 as at August 31, 2008) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk, and none of them represent asset-backed commercial paper. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $305,000 and $1.2 million as at August 31, 2008 and 2009, respectively. Bad debt expense (recovery) amounted to $(52,000), $148,000 and $967,000 for the years ended August 31, 2007, 2008 and 2009, respectively.

For the years ended August 31, 2007 and 2009, one customer represented more than 10% of global sales with 14.7% ($22.5 million) and 11.6% ($20.0 million), respectively. This customer purchased from the Telecom Division. In fiscal 2008, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2009 (in thousands of US dollars):

Current	$16,489
Past due, 0 to 30 days	3,551
Past due, 31 to 60 days	1,464
Past due, more than 60 days	2,662
Total accounts receivable	24,166
Allowance for doubtful accounts	(1,220)
$22,946

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our financial liabilities as at August 31, 2009 (in thousands of US dollars):

	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$20,946	$	−	$	−
Forward exchange contracts
Outflow	27,600		14,600		1,000
Inflow	(27,730)		(14,938)		(1,028)
Total	$20,816		$(338)		$(28)

In addition, we have a share repurchase program that may require additional cash outflows during fiscal 2010 and 2011. Also, we have an outstanding contingent consideration payable upon the acquisition of assets, which is not yet recorded in the financial statements and may require additional cash outflows in upcoming years.

As at August 31, 2009, we had $69.7 million in cash and short-term investments and $25.7 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $14.2 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $16.5 million for foreign currency exposure related to our forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividends Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2009.

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

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2009.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of EXFO’s internal control over financial reporting as at August 31, 2009, as stated in its attestation report, which is included on pages F-1 and F-2 of this Annual Report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. André Tremblay, CA, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Tremblay is independent of management. For a description of Mr. Tremblay’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre Marcouiller, Mr. Guy Marier, Mr. David A. Thompson, Mr. Pierre-Paul Allard, who joined in January 2009, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B.	Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to our fiscal year 2005 Annual Report on Form 20-F. In March 2005, the Board updated and adopted the following policies:

•	Board of Directors Corporate Governance Guidelines;
•	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
•	Ethics and Business Conduct Policy;
•	Statement of Reporting Ethical Violations (Whistle Blower).

A copy of those policies has been filed respectively as exhibits 11.2 through 11.5 inclusively to our fiscal year 2005 Annual Report on Form 20-F. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2008 and August 31, 2009, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $329,000 and $448,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2008 and August 31, 2009, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $38,000 and $63,000, respectively for audit related fees.

Tax Fees

During the financial years ended August 31, 2008 and August 31, 2009, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $142,000 and $207,000, respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

Not applicable.

Audit Committee Pre-Approval Policies and Procedures

On September 25, 2002, our Audit Committee adopted a policy requiring prior approval by the Audit Committee of the annual audit plan which has been integrated in the Audit Committee Charter (refer to Item 6C for further details on the Audit Committee Charter). In the event any adjustments to audit plan may be required during the course of a financial year, such adjustments shall be approved by the chairman of the Audit Committee, acting alone, and shall be reported to the full Audit Committee at its next meeting.

In the case of non-audit services (excluding tax matters), the policy provides that proposals shall be submitted to the chairman of the Audit Committee and our chief financial officer at the same time and the chairman of the Audit Committee will be responsible for approval of such proposal, subject to any modifications that he may require. The chairman will make a report to the full Audit Committee at its next meeting.

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

During the financial year ended on August 31, 2009, 100% of tax fees were approved by the Audit Committee pursuant to this policy. During the financial year ended on August 31, 2009, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On November 5, 2007 we announced the approval of the establishment of a share repurchase program effective from November 8, 2007 to November 7, 2008, by way of a normal course issuer bid on the open market of up to 2,869,585 subordinate voting shares (“2007 NCIB”). On November 6, 2008 we announced the approval of the renewal of the share repurchase program effective from November 10, 2008 to November 9, 2009, by way of normal course issuer bid on the open market, of up to 2,738,518 subordinate voting shares (“2008 NCIB”). On November 10, 2008 we announced the approval of a substantial issuer bid by way of a “modified Dutch Auction” to purchase for cancellation up to 8,823,529 subordinate voting shares for an aggregate not to exceed US$30 million, such offer was effective until December 16, 2008 (“2008 SIB”). Following the announcement of the 2008 SIB, we suspended our 2008 NCIB and it was resumed on January 26, 2009. On November 6, 2009, we announced the approval of the renewal of the share repurchase program effective from November 10, 2009 and provided to expire on November 9, 2010, by way of a normal course issuer bid on the open market of up to 2,256,431 subordinate voting shares. As of the date of this filing, this program is still in effect (“2009 NCIB”).

Since November 2007, we spent approximately US$34.9 million (including fees) to repurchase 9,864,014 subordinate voting shares, out of which approximately US$8 million were spent to repurchase shares in fiscal year 2008, US$1.4 million were spent in fiscal year 2009 and US$25.5 million were spent to repurchase shares under the 2008 SIB.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From Nov. 1, 2007	29,200	5.95	5.66	29,200	2,840,385
to Nov. 30, 2007
From Apr. 1, 2008	189,126	5.57	5.67	189,126	2,651,259
to Apr. 30, 2008
From May 1, 2008	374,281	5.74	5.79	374,281	2,276,978
to May 31, 2008
From Jul. 1, 2008	979,962	4.34	4.39	979,962	1,297,016
To Jul. 31, 2008
From Aug. 1, 2008	113,351	4.28	4.49	113,351	1,183,665
To Aug. 31, 2008
From Oct. 1, 2008	176,915	4.43	3.03	176,915	1,006,750
To Oct. 31, 2008
From Dec. 1, 2008	7,692,307 (1)	– (1)	– (1)	7,692,307	– (2)
To Dec. 31, 2008
From Jan. 1, 2009	20,172	3.18	3.83	20,172	2,718,346
To Jan. 31, 2009
From Feb. 1, 2009	32,900	3.43	4.41	32,900	2,685,446
to Feb. 28, 2009
From Jul. 1, 2009	93,000	2.95	3.41	93,000	2,592,446
To Jul. 31, 2009
From Aug. 1, 2009	165,800	3.14	3.48	165,800	2,426,646
To Aug. 31, 2009
Total	9,867,014			9,867,014

(1)
Represents the number of subordinate voting shares repurchased under the 2008 SIB on December 17, 2008 at an average price of CA$3.90 (US$3.23). The average price has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the date the subordinate voting shares were purchased.

(2)
As identified above, the 2008 NCIB was suspended upon the announcement of the 2008 SIB, therefore the number of shares that may be repurchased under the 2008 NCIB are not identified. This value is nil as all subordinate voting shares approved for repurchase under the 2008 SIB were repurchased on the same day, none remained to be purchased on December 31, 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the standards and guidelines that have been set by the regulatory agencies. A copy of the Corporation’s Corporate Governance Policy is published on the corporate web site and has been filed as Exhibits 11.1 to 11.7 inclusively to our fiscal year 2005 Annual Report on Form 20-F.

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

4.38	Share Repurchase Program by Way of Normal Course Issuer Bid dated November 6, 2007 (incorporated by reference to EXFO’s report on Form 6-K dated November 6, 2007, file No. 000-30895).
4.39
Share Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Navtel Communications Inc. and Vengrowth Investment Fund, BDC Capital Inc. and others, dated March 26, 2008 (incorporated by reference to Exhibit 4.38 of EXFO’s annual report on Form 20-F dated November 26, 2008, File No. 000-30895).

4.40
Agreement and Plan of Merger by and among Gexfo Distribution Internationale Inc., EXFO Service Assurance Inc. and Brix Networks, Inc. and Charles River Ventures, LLC dated April 2, 2008 (incorporated by reference to EXFO’s Material Change Report on Form 6-K dated May 2, 2008, File No. 000-30895).

4.41
Issuer Tender Offer, Letter of Transmittal and Notice of Guaranteed Delivery dated November 10, 2008 (incorporated by reference as Exhibits (a) (1) (i), (a) (1) (ii) and (a) (1) (iii) to EXFO’s Schedule TO dated November 10, 2008, File No. 000-30895).

4.42
Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated November 6, 2008 (incorporated by reference to EXFO’s report on Form 6-K dated November 6, 2008, file No. 000-30895).

4.43	Final results of Issuer Bid Tender Offer, dated December 18, 2009 (incorporated by reference to EXFO’s Material Change Report on Form 6-K dated December 19, 2008, file No. 000-30895).
4.44
Share Transfer Agreement by and among GEXFO Distribution Internationale Inc. and AWS Holding AB (PicoSolve AB) and Patent Transfer Agreement by and among EXFO Electro-Optical Engineering Inc. and Starta Eget Boxen 11629 AB dated February 5, 2009.

4.45
Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated November 10, 2009 (incorporated by reference to EXFO’s report on Form 6-K dated November 6, 2009, file No. 000-30895).

8.1	Subsidiaries of EXFO (list included in Item 4C of this annual report).
10.1	Certificate of Amendment, Canada Business Corporations Act.
11.1	Code of Ethics for senior financial officers, (incorporated by reference to Exhibit 11.1 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s annual report on Form 20-F dated November 29, 2005, File No. 000-30895).
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By:	/s/ Germain Lamonde
Name:	Germain Lamonde
Title:	Chairman of the Board, President and Chief Executive Officer
Date:	November 25, 2009

Exhibit 12.1
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Germain Lamonde, certify that:

1.	I have reviewed this Annual Report on Form 20-F of EXFO Electro-Optical Engineering Inc. ("EXFO");

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

Date: November 25, 2009

/s/ Germain Lamonde
Germain Lamonde
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Electro-Optical Engineering Inc., hereby certifies, that:

1.	The Annual Report of Form 20-F for the year ended August 31, 2009 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:           November 25, 2009

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

Date: November 25, 2009

/s/ Pierre Plamondon
Pierre Plamondon, CA
Vice-President Finance
and Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Electro-Optical Engineering Inc., hereby certifies, that:

1.	The Annual Report of Form 20-F for the year ended August 31, 2009 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:           November 25, 2009

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

Report of the Independent Registered Public Accounting Firm

To the Shareholders of
EXFO Electro-Optical Engineering Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of EXFO Electro-Optical Engineering Inc. as at August 31, 2009, 2008 and 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income (loss) and accumulated other comprehensive income, retained earnings and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2009. We have also audited the financial statement schedule, Valuation and Qualifying Accounts, in Item 8.A. of this Annual Report on Form 20-F. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, in Item 8.A. of this Annual Report on Form 20-F presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Internal control over financial reporting

We have also audited EXFO Electro-Optical Engineering Inc.'s internal control over financial reporting as at August 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at August 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Quebec, Quebec, Canada
October 13, 2009, except Note 21 which is as of November 6, 2009

1 Chartered accountant auditor permit No. 18144

EXFO Electro-Optical Engineering Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,

	2009	2008

Assets

Current assets
Cash	$10,611	$5,914
Short-term investments (note 6)	59,105	81,626
Accounts receivable (note 6)
Trade	22,946	31,473
Other	2,752	4,753
Income taxes and tax credits recoverable	2,353	4,836
Inventories (note 7)	30,863	34,880
Prepaid expenses	2,043	1,774
Future income taxes (note 17)	5,538	9,140

	136,211	174,396

Tax credits recoverable	26,762	20,657

Forward exchange contracts (note 6)	428	−

Property, plant and equipment (note 8)	19,100	19,875

Intangible assets (note 9)	16,859	19,945

Goodwill (notes 3, 4 and 9)	22,478	42,653

Future income taxes (note 17)	18,533	15,540

	$240,371	$293,066
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11)	$21,650	$24,713
Deferred revenue	6,481	5,079

	28,131	29,792

Deferred revenue	4,195	3,759

	32,326	33,551

Commitments (note 12)

Contingencies (note 13)

Shareholders’ equity

Share capital (note 14)	104,846	142,786
Contributed surplus	17,758	5,226
Retained earnings (note 14)	43,909	60,494
Accumulated other comprehensive income	41,532	51,009

	208,045	259,515

	$240,371	$293,066

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board /s/ Germain Lamonde GERMAIN LAMONDE Chairman, President and CEO	/s/ André Tremblay ANDRÉ TREMBLAY Chairman, Audit Committee

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,

	2009	2008	2007

Sales (note 19)	$172,878	$183,790	$152,934

Cost of sales (1, 2) (note 7)	66,892	75,624	65,136

Gross margin	105,986	108,166	87,798

Operating expenses
Selling and administrative (1)	63,808	61,153	49,580
Net research and development (1) (notes 16 and 17)	27,698	26,867	16,668
Amortization of property, plant and equipment	4,607	4,292	2,983
Amortization of intangible assets	5,067	3,871	2,864
Restructuring charges (note 4)	1,171	–	–
Government grants (note 16)	–	–	(1,079)
Impairment of goodwill (note 4)	21,713	–	–

Total operating expenses	124,064	96,183	71,016

Earnings (loss) from operations	(18,078)	11,983	16,782

Interest income	597	4,639	4,717
Foreign exchange gain (loss)	1,157	442	(49)

Earnings (loss) before income taxes and extraordinary gain (note 17)	(16,324)	17,064	21,450

Income taxes (note 17)
Current	561	(7,094)	3,741
Future	72	14,094	–
Recognition of previously unrecognized future income tax assets	(372)	(5,324)	(24,566)

	261	1,676	(20,825)

Earnings (loss) before extraordinary gain	(16,585)	15,388	42,275

Extraordinary gain (note 3)	–	3,036	–

Net earnings (loss) for the year	$(16,585)	$18,424	$42,275

Basic and diluted earnings (loss) before extraordinary gain per share	$(0.27)	$0.22	$0.61

Basic and diluted net earnings (loss) per share	$(0.27)	$0.27	$0.61

Basic weighted average number of shares outstanding (000’s)	61,845	68,767	68,875

Diluted weighted average number of shares outstanding (000’s) (note 18)	61,845	69,318	69,555

(1) Stock-based compensation costs included in:
Cost of sales	$137	$148	$118
Selling and administrative	858	830	633
Net research and development	414	294	230

	$1,409	$1,272	$981

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)

	Years ended August 31,

	2009	2008	2007

Net earnings (loss) for the year	$(16,585)	$18,424	$42,275
Foreign currency translation adjustment	(10,671)	(2,289)	9,881
Changes in unrealized losses on short-term investments	22	31	–
Unrealized gains (losses) on forward exchange contracts	(1,467)	962	–
Reclassification of realized gains (losses) on forward exchange contracts in net earnings (loss)	3,167	(3,915)	–
Future income tax effect of the above items	(528)	909	–

Comprehensive income (loss)	$(26,062)	$14,122	$52,156

Accumulated other comprehensive income

	Years ended August 31,

	2009	2008

Foreign currency translation adjustment
Cumulative effect of prior years	$51,129	$53,418
Current year	(10,671)	(2,289)

	40,458	51,129
Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior years	(96)	1,948
Current year, net of realized gains (losses) and future income taxes	1,172	(2,044)

	1,076	(96)

Unrealized losses on short-term investments
Cumulative effect of prior years	(24)	(55)
Current year, net of future income taxes	22	31

	(2)	(24)

Accumulated other comprehensive income	$41,532	$51,009

Total retained earnings and accumulated other comprehensive income amounted to $111,503 and $85,441 as at August 31, 2008 and 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Retained Earnings and Contributed Surplus

(in thousands of US dollars)

Retained earnings

	Years ended August 31,

	2009	2008	2007

Balance – Beginning of year	$60,494	$42,275	$–

Add (deduct)
Cumulative effect of prior years	–	55	–
Net earnings (loss) for the year	(16,585)	18,424	42,275
Premium on redemption of share capital (note 14)	–	(260)	–

Balance – End of year	$43,909	$60,494	$42,275

Contributed surplus

	Years ended August 31,

	2009	2008	2007

Balance – Beginning of year	$5,226	$4,453	$3,776

Add (deduct)
Stock-based compensation costs	1,407	1,287	973
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 14)	(540)	(514)	(296)
Discount on redemption of share capital (note 14)	11,665	–	–

Balance – End of year	$17,758	$5,226	$4,453

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,

	2009	2008	2007

Cash flows from operating activities
Net earnings (loss) for the year	$(16,585)	$18,424	$42,275
Add (deduct) items not affecting cash
Change in discount on short-term investments	597	1,035	(404)
Stock-based compensation costs	1,409	1,272	981
Amortization	9,674	8,163	5,847
Deferred revenue	1,706	47	1,299
Government grants	–	–	(752)
Loss (gain) on disposal of capital assets	237	–	(117)
Impairment of goodwill (note 4)	21,713	–	–
Future income taxes	(300)	8,770	(24,566)
Extraordinary gain (note 3)	–	(3,036)	–
Change in unrealized foreign exchange gain	(1,955)	(1,093)	(65)

	16,496	33,582	24,498

Change in non-cash operating items
Accounts receivable	9,654	(4,338)	(5,468)
Income taxes and tax credits	(3,391)	(12,833)	(3,403)
Inventories	2,624	(2,166)	(5,456)
Prepaid expenses	(350)	(127)	85
Accounts payable and accrued liabilities	(2,409)	(1,416)	4,105

	22,624	12,702	14,361
Cash flows from investing activities
Additions to short-term investments	(438,460)	(717,020)	(807,056)
Proceeds from disposal and maturity of short-term investments	456,612	760,310	793,435
Additions to capital assets	(6,945)	(6,508)	(5,547)
Net proceeds from disposal of capital assets	–	–	3,092
Business combinations, net of cash acquired (note 3)	(2,414)	(41,016)	–

	8,793	(4,234)	(16,076)
Cash flows from financing activities
Repayment of long-term debt	–	–	(472)
Redemption of share capital (note 14)	(26,871)	(8,068)	–
Exercise of stock options	56	61	802

	(26,815)	(8,007)	330

Effect of foreign exchange rate changes on cash	95	(88)	73

Change in cash	4,697	373	(1,312)

Cash – Beginning of year	5,914	5,541	6,853

Cash – End of year	$10,611	$5,914	$5,541

Supplementary information
Interest paid	$23	$55	$57
Income taxes paid	$86	$759	$3,527

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a line of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors. EXFO’s products are sold in approximately 95 countries around the world.

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

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

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

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts, which qualify for hedge accounting as per the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, “Hedges”, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

In accordance with the requirements of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, the company’s forward exchange contracts are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Any ineffective portion is recognized immediately in the statements of earnings. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in sales in the statements of earnings.

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

In accordance with the requirements of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, short-term investments are classified as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal of these assets, accumulated changes in their fair value are reclassified in the statements of earnings.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value.

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

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets.

The company performs its annual impairment test in the third quarter of each fiscal year for all its existing reporting units (note 4).

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

As at August 31, 2009, the company had not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and deductions, using substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

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

New accounting standards and pronouncements

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments or are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

The company adopted these new standards on September 1, 2008 (notes 5 and 6).

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company adopted this new standard on September 1, 2008, and its adoption had no material measurement effect on the consolidated financial statements. The additional disclosure is shown in note 7.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. The company adopted these amendments on September 1, 2008, and their adoption had no material effect on the consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In January 2009, the CICA issued Emerging Issues Committee 173 (EIC-173), “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. The company adopted this standard on January 20, 2009, and its adoption had no material effect on the consolidated financial statements.

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and has not yet determined the effects its adoption will have on the consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact that adopting this standard will have on the consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to adopt one of these three new sections ealier, it must adopt all three on the same date.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. The company will adopt these amendments on September 1, 2010, and has not yet determined the effects its adoption will have on the consolidated financial statements.

3  Business Combinations

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

The excess of the fair value of the net identifiable assets acquired over the purchase price in the amount of $5,099,000 has been eliminated in part by fully reducing the value assigned to acquired core technology and related future income tax liabilities. The remaining excess in the amount of $3,036,000 has been presented as an extraordinary gain in the statement of earnings for the year ended August 31, 2008. The basic and diluted extraordinary gain per share amounted to $0.05 for the year ended August 31, 2008.

This business reports to the Telecom Division.

Brix Networks Inc. (renamed EXFO Service Assurance Inc.)

On April 22, 2008, the company acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.). Based in the Boston, MA area, Brix Networks Inc. was a privately held company offering VoIP and IPTV test solutions across the three areas that most affect the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience).

This acquisition was settled for a cash consideration of $29,696,000, or $29,684,000 net of $12,000 of cash acquired, plus a contingent cash consideration of $2,414,000; this contingent cash consideration was paid in fiscal 2009 based upon the achievement of a certain bookings volume during the 12 months following the acquisition. The amount paid for the contingent cash consideration increased goodwill.

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

Future income tax assets at the acquisition date amounted to $13,701,000 and were mainly comprised of net operating losses and research and development expenses carried forward. A valuation allowance of $8,195,000 was recorded against these assets at the acquisition date. In the event that the company would reverse a portion or all of the valuation allowance, the amount of such reversal would reduce the amount of goodwill recognized at the date of acquisition.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is not deductible for tax purposes.

4  Special Charges

Impairment of goodwill

Fiscal 2009

In the third quarter of fiscal 2009, the company performed its annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in the company’s stock price in June 2009, the company came to the conclusion that the carrying value of one of its reporting units exceeded its fair value, and it recorded an impairment charge of $21,713,000 in fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This reporting unit reports to the Telecom Division.

This impairment resulted in a future income tax recovery of $2,070,000.

Restructuring charges

Fiscal 2009

During fiscal 2009, the company implemented a restructuring plan to align its cost structure to the current economic and market conditions. Under that plan, the company recorded charges of $1,171,000 in severance expenses for the 65 employees who were terminated throughout the company. These charges are included in the restructuring charges in the statement of earnings for the year ended August 31, 2009. As at August 31, 2009, the accrued liabilities related to the severance expenses amounted to $24,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in restructuring charges payable since August 31, 2006:

Year ended August 31, 2009

	Balance as at August 31, 2008		Additions	Payments	Balance as at August 31, 2009
Fiscal 2009 plan
Severance expenses	$	−	$1,171	$(1,147)	$24

Fiscal 2008 plan
Severance expenses (note 3)		292	−	(292)	−

Total for all plans (note 11)		$292	$1,171	$(1,439)	$24

Year ended August 31, 2008

	Balance as at August 31, 2007		Additions	Payments	Balance as at August 31, 2008

Fiscal 2008 plan (notes 3 and 11)
Severance expenses	$	−	$497	$(205)	$292

Year ended August 31, 2007

	Balance as at August 31, 2006	Additions		Payments	Balance as at August 31, 2007
Fiscal 2006 plan
Severance expenses	$631	$	−	$(631)	$	−

Fiscal 2003 plan
Exited leased facilities	60		−	(60)		−

Total for all plans	$691	$	−	$(691)	$	−

5  Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency) as well as after-tax unrealized gains (loss) on forward exchange contracts.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The capital of the company amounted to $208,506,000 and $166,513,000 as at August 31, 2008 and 2009, respectively.

Of the capital, as at August 31, 2009, an amount of $69,716,000 represented cash and short-term investments ($87,540,000 as at August 31, 2008), a portion of which can be considered in excess of the company’s current and expected needs (except for potential acquisitions of businesses). The company has consequently been repurchasing shares from the open market via a normal course issuer bid through the facilities of the Toronto Stock Exchange and NASDAQ. Furthermore, on December 18, 2008, pursuant to a substantial issuer bid (note 14), the company purchased for cancellation 7,692,307 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000.

6  Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. These risks are partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros).

As at August 31, 2009, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2009 to August 2010	$27,600	1.1019
September 2010 to August 2011	14,600	1.1221
September 2011	1,000	1.1278
Total	$43,200	1.1093

These contracts are designated and accounted for as cash flow hedges.

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net gains of $62,000 as at August 31, 2008 and net gains of $530,000 as at August 31, 2009.

As at August 31, 2009, forward exchange contracts, in the amount of $874,000, are presented as current assets in other receivable in the balance sheet, forward exchange contracts, in the amount of $428,000, are presented as long-term assets in forward exchange contracts in the balance sheet, and forward exchange contracts, in the amount of $704,000, are presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 11). As at August 31, 2008, forward exchange contracts, in the amount of $614,000, are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $714,000, are presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 11).

Based on the portfolio of forward exchange contracts as at August 31, 2009, the company estimates that the portion of the unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $170,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at August 31, 2009:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$6,040	€779
Accounts receivable	17,402	2,642
	23,442	3,421
Financial liabilities
Accounts payable and accrued liabilities	5,718	332
Forward exchange contracts	5,600	−
	11,318	332
Net exposure	$12,124	€3,089

The period-end value of the Canadian dollar compared to the US dollar was CA$1.0967 = US$1.00 as at August 31, 2009.

The period-end value of the Canadian dollar compared to the euro was CA$1.5741 = €1.00 as at August 31, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2009:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,205,000 or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $445,000, or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2,500,000.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company is exposed to interest rate risks through its short-term investments. Short-term investments consist of the following:

	As at August 31,

	2009	2008

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 0.2% to 0.6% in 2009 and 2.80% to 3.32% in 2008, maturing between September 2009 and December 2009 in fiscal 2009, and September 2008 and February 2009 in fiscal 2008	$45,109	$81,626
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 0.2%, maturing between September and October 2009	13,996	−
	$59,105	$81,626

The fair value of short-term investments based on market value amounted to $81,626,000 and $59,105,000 as at August 31, 2008 and 2009, respectively.

An increase (decrease) of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $204,000, or $0.00 per diluted share.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2009, the company’s short-term investments consist of debt instruments issued by 11 (10 as at August 31, 2008) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $305,000 and $1,220,000 as at August 31, 2008 and 2009, respectively. Bad debt expense (recovery) amounted to $(52,000), $148,000 and $967,000 for the years ended August 31, 2007, 2008 and 2009, respectively.

For the years ended August 31, 2007 and 2009, one customer represented more than 10% of global sales with 14.7% ($22,480,000) and 11.6% ($20,049,000), respectively. This customer purchased from the Telecom Division. In fiscal 2008, no customer represented more than 10% of sales.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable as at August 31 2009:

Current	$16,489
Past due, 0 to 30 days	3,551
Past due, 31 to 60 days	1,464
Past due, more than 60 days	2,662
Total accounts receivable	24,166
Allowance for doubtful accounts	(1,220)
$22,946

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,

	2009	2008

Balance – Beginning of year	$305	$206
Addition charged to earnings	979	204
Write-off of uncollectible accounts	(45)	(53)
Recovery of uncollectible accounts	(19)	(52)

Balance – End of year	$1,220	$305

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s financial liabilities as at August 31, 2009:

	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$20,946	$	−	$	−
Forward exchange contracts
Outflow	27,600		14,600		1,000
Inflow	(27,730)		(14,938)		(1,028)
Total	$20,816		$(338)		$(28)

In addition, the company has a share repurchase program that may require additional cash outflows during fiscal 2010 and 2011 (note 14). Also, the company has an outstanding contingent consideration payable upon the acquisition of assets, which is not yet recorded in the financial statements and may require additional cash outflows in upcoming years (note 13).

As at August 31, 2009, the company had $69,716,000 in cash and short-term investments and $25,698,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,169,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $16,465,000 for foreign currency exposure related to its forward exchange contracts (note 10).

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7  Inventories

	As at August 31,

	2009	2008

Raw materials	$14,497	$17,651
Work in progress	1,955	1,961
Finished goods	14,411	15,268

	$30,863	$34,880

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $3,586,000, $2,651,000 and $3,332,000 for the years ended August 31, 2007, 2008 and 2009, respectively.

On an ongoing basis and when technically possible, the company adjusts the design of its products to reuse excess inventory; over the past few years, the company experienced higher sales than expected on some product lines and consumed such excess inventory. Consequently, it was able to reuse excess inventories that were written off in previous years. Excess inventory reuse accounted for $1,700,000, $1,200,000 and $154,000 for the years ended August 31, 2007, 2008 and 2009, respectively.

8  Property, Plant and Equipment

	As at August 31,

	2009		2008

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$2,224	$1,157	$2,295	$1,184
Buildings	12,374	4,354	12,319	3,985
Equipment	37,824	28,852	36,423	27,083
Leasehold improvements	4,751	3,710	3,698	2,608

	57,173	$38,073	54,735	$34,860
Less:
Accumulated amortization	38,073		34,860

	$19,100		$19,875

As at August 31, 2007, 2008 and 2009, unpaid purchases of property, plant and equipment amounted to $464,000, $414,000 and $348,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9  Intangible Assets and Goodwill

Intangible assets

	As at August 31,

	2009		2008

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$63,490	$49,316	$62,933	$45,981
Software	9,193	6,508	8,631	5,638

	72,683	$55,824	71,564	$51,619
Less:
Accumulated amortization	55,824		51,619

	$16,859		$19,945

Estimated amortization expense for intangible assets in each of the next five fiscal years amounts to $5,564,000 in 2010, $4,355,000 in 2011, $3,442,000 in 2012, $2,392,000 in 2013 and $416,000 in 2014.

Additions to intangible assets for the years ended August 31, 2007, 2008 and 2009 amounted to $1,156,000, $14,828,000 and $2,600,000, respectively.

Goodwill

Changes in the carrying value of goodwill are as follows:

	Years ended August 31,
	2009			2008

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Balance – Beginning of year	$37,866	$4,787	$42,653	$23,622	$4,815	$28,437
Addition from business combinations (note 3)	2,414	−	2,414	15,368	−	15,368
Impairment (note 4)	(21,713)	−	(21,713)	−	−	−
Foreign currency translation adjustment	(727)	(149)	(876)	(1,124)	(28)	(1,152)

Balance – End of year (note 19)	$17,840	$4,638	$22,478	$37,866	$4,787	$42,653

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$13,677,000) and up to $2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2009, an amount of CA$6,040,356 (US$5,508,000) was drawned from theses lines of credit for letters of guarantee (note 13). These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party.

The company also has another line of credit, which provides for advances of up to US$4,000,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2009, this line of credit was unused.

Finally, the company has lines of credit of $19,935,000 for the foreign currency risk exposure related to its forward exchange contracts (note 6). As at August 31, 2009, an amount of $3,470,000 was reserved from these lines of credit.

These lines of credit are renewable annually and unsecured.

11	Accounts Payable and Accrued Liabilities

	As at August 31,

	2009	2008

Trade	$9,063	$10,303
Salaries and social benefits	8,863	8,888
Warranty	699	974
Commissions	647	761
Restructuring charges (note 4)	24	292
Forward exchange contracts (note 6)	704	714
Other	1,650	2,781

	$21,650	$24,713

Changes in the warranty provision are as follows:

	Years ended August 31,

	2009	2008

Balance – Beginning of year	$974	$800
Provision	590	655
Addition from business combinations	−	175
Settlements	(865)	(656)

Balance – End of year	$699	$974

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through August 2015. As at August 31, 2009, minimum rental expenses of these operating leases in each of the next five years will amount to $3,262,000 in 2010, $1,567,000 in 2011, $741,000 in 2012, $250,000 in 2013 and $189,000 in 2014. Total commitments for these operating leases amount to $6,176,000.

For the years ended August 31, 2007, 2008 and 2009, rental expenses amounted to $1,847,000, $2,427,000 and $2,736,000, respectively.

13	Contingencies

a)	Class action

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

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

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

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009.  The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain.  However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the year ended August 31, 2009 to be immaterial.

b)	Letters of guarantee

As at August 31, 2009, in the normal course of its operations, the company had outstanding letters of guarantee in the amount of $5,508,000, which expire at various dates through fiscal 2016. From this amount, the company had $1,108,000 worth of letters of guarantee for its own selling and purchase requirements, which were for the most part reserved from one of the lines of credit (note 10). The remainder in the amount of $4,400,000 was used by the company to secure its line of credit in CNY. This line of credit was unused as at August 31, 2009 (note 10).

c)	Contingent cash consideration

Following the purchase of assets in fiscal 2009, the company has a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a certain booking volume in the next 24 months following the purchase.

14	Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2006:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2006	37,143,000	$1	31,609,969	$148,920	$148,921

Exercise of stock options (note 15)	–	–	250,528	802	802
Redemption of restricted share units (note 15)	–	–	1,064	–	–
Conversion of multiple voting shares into subordinate voting shares	(500,000)	–	500,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	296	296

Balance as at August 31, 2007	36,643,000	1	32,361,561	150,018	150,019

Exercise of stock options (note 15)	–	–	18,500	61	61
Redemption of restricted share units (note 15)	–	–	65,870	–	–
Redemption of deferred share units (note 15)	–	–	20,695	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	514	514
Redemption of share capital	–	–	(1,682,921)	(7,808)	(7,808)

Balance as at August 31, 2008	36,643,000	1	30,783,705	142,785	142,786

Exercise of stock options (note 15)	–	–	27,500	56	56
Redemption of restricted share units (note 15)	–	–	106,190	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	540	540
Redemption of share capital	–	–	(8,181,093)	(38,536)	(38,536)

Balance as at August 31, 2009	36,643,000	$1	22,736,302	$104,845	$104,846

a)
On November 6, 2008, the company announced that its Board of Directors had authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commenced on November 10, 2008, and will end on November 9, 2009. All shares repurchased under the bid are cancelled. In fiscal 2009, the company redeemed 488,786 subordinate voting shares for an aggregate net purchase price of $1,416,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)
On November 10, 2008, the company announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On December 18, 2008, pursuant to the Offer, the company purchased for cancellation 7,692,307 subordinate voting shares for the aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000. The company used cash and short-term investments to fund the purchase of shares.

c)
On November 6, 2009, the company announced that its Board of Directors had authorized the second renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,256,431 million subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid will start on November 10, 2009, and end on November 9, 2010, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

15	Stock-Based Compensation Plans

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

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire 10 years from the date of grant and vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock option activity since August 31, 2006:

	Years ended August 31,

	2009		2008		2007

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	1,821,481	$21	1,929,388	$21	2,439,375	$20
Exercised	(27,500)	3	(18,500)	3	(250,528)	4
Forfeited	(1,000)	6	(8,750)	6	(37,869)	5
Expired	(126,392)	26	(80,657)	29	(221,590)	37

Outstanding – End of year	1,666,589	$21	1,821,481	$21	1,929,388	$21

Exercisable – End of year	1,660,090	$21	1,762,969	$21	1,746,699	$22

The intrinsic value of stock options exercised during fiscal 2007, 2008 and 2009 was $743,000, $43,000 and $23,000, respectively.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

The following table summarizes information about stock options as at August 31, 2009:

	Stock options outstanding				Stock options exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)			(CA$)	(CA$)
$2.50	232,625	$2.50	$184	3.1 years	232,625	$2.50	$184	3.1 years
$3.96 to $5.60	383,404	5.11	–	4.7 years	376,905	5.11	–	4.7 years
$6.22 to $9.02	142,516	6.54	–	4.4 years	142,516	6.54	–	4.4 years
$14.27 to $20.00	354,928	15.57	–	2.1 years	354,928	15.57	–	2.1 years
$29.70 to $43.00	401,263	36.54	–	1.2 year	401,263	36.54	–	1.2 year
$51.25 to $68.17	119,523	66.26	–	1.0 year	119,523	66.26	–	1.0 year
$83.66	32,330	83.66	–	1.0 year	32,330	83.66	–	1.0 year

	1,666,589	$20.57	$184	2.7 years	1,660,090	$20.63	$184	2.7 years

Restricted Share Units (RSUs)

RSUs are “phantom” shares that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes RSU activity since August 31, 2006:

	Years ended August 31,

	2009	2008	2007

Outstanding – Beginning of year	847,791	488,015	327,877
Granted	685,972	469,847	219,002
Redeemed	(106,190)	(65,870)	(1,064)
Forfeited	(87,954)	(44,201)	(57,800)

Outstanding – End of year	1,339,619	847,791	488,015

None of the RSUs outstanding, as at August 31, 2007, 2008 and 2009, were redeemable. The weighted average grant-date fair value of RSUs granted during fiscal 2007, 2008 and 2009 amounted to $6.48, $5.46 and $2.69, respectively.

As at August 31, 2009, the intrinsic value of RSUs outstanding was $4,019,000.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2009, unrecognized stock-based compensation costs of unvested RSUs amounted to $2,995,000. The weighted average period over which they are expected to be recognized is 3.2 years.

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

The following table summarizes DSU activity since August 31, 2006:

	Years ended August 31,

	2009	2008	2007

Outstanding – Beginning of year	79,185	64,718	43,290
Granted	35,739	35,162	21,428
Redeemed	−	(20,695)	–

Outstanding – End of year	114,924	79,185	64,718

None of the DSUs outstanding as at August 31, 2007, 2008 and 2009 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2007, 2008 and 2009 amounted to $6.29, $5.14 and $3.19.

As at August 31, 2009, the intrinsic value of DSUs outstanding was $345,000.

Stock Appreciation Rights Plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire 10 years from the date of grant and vest over a four-year period, being the required period of service from employees, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock appreciation rights activity since August 31, 2006:

	Years ended August 31,

	2009		2008		2007

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	30,700	$10	27,700	$11	24,500	$11
Granted	9,674	2	3,000	6	5,200	6
Forfeited	−	−	–	–	(2,000)	2

Outstanding – End of year	40,374	$8	30,700	$10	27,700	$11

Exercisable – End of year	24,475	$11	19,550	$12	13,875	$15

The following table summarizes information about stock appreciation rights as at August 31, 2009:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$2.36	9,674	9.2 years	−
$4.51 to $6.50	25,700	6.2 years	19,475
$22.25	2,500	1.4 year	2,500
$45.94	2,500	1.0 year	2,500

	40,374	6.3 years	24,475

16	Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2009	2008	2007

Gross research and development expenses	$35,757	$32,454	$25,201
Research and development tax credits and grants	(6,157)	(5,587)	(5,371)
Recognition of previously unrecognized research and development tax credits (note 17)	(1,902)	–	(3,162)

	$27,698	$26,867	$16,668

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

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2007, 2008 and 2009, amounted to $419,000, $531,000 and $504,000, respectively.

•	401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2007, 2008 and 2009, the company recorded cash contributions and expenses totaling $166,000, $216,000 and $356,000, respectively.

17	Income Taxes

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because the company was in a cumulative profit position in the parent company (Canadian federal and provinces level) and in one of its subsidiaries, located in the United States, and also because the company expected to generate sufficient taxable income in future years, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of the company’s future income tax assets in the United States would be realizable. Consequently, it reversed a portion of its valuation allowance against future income tax assets in the amount of $24,566,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $3,162,000 (note 16). Future income tax assets recognized in 2007 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings for that year.

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

Finally, during fiscal 2008, considering the expected positive impact of the acquisitions of Navtel Communications Inc. and Brix Networks Inc. on future years’ taxable income at the United States (federal) level, and because actual taxable income in the United States was greater than initially expected, management concluded that it was more likely than not that all future income tax assets of its existing consolidated U.S. group would be recovered. Consequently, it reversed its valuation allowance against future income tax assets in the amount of $7,617,000. The portion of the valuation allowance that was reversed, and that was attributable to the effects of the Navtel Communications Inc. and Brix Networks Inc. acquisitions, in the amount of $652,000 and $1,641,000, respectively, was included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5,324,000, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

Fiscal 2009

During fiscal 2009, after reviewing both available positive and negative evidence, and because the company was in a cumulative profit position in one of its subsidiaries, and also because the company expected to generate sufficient taxable income in future years at the subsidiary level, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of this subsidiary would be realizable. Consequently, it reversed the valuation allowance against future income tax assets in the amount of $372,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $1,902,000 (note 16). Future income tax assets recognized in 2009 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings for that year.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2009	2008	2007

Income tax provision at combined Canadian federal and provincial statutory tax rate (31% in 2009 and 2008 and 32% in 2007)	$(5,060)	$5,290	$6,864

Increase (decrease) due to:
Foreign income taxed at different rates	63	147	(12)
Non-taxable income	(211)	(448)	(109)
Non-deductible expenses	5,200	998	692
Change in tax rates	–	1,522	105
Change in tax strategy	–	(2,715)	–
Foreign exchange effect of translation of foreign integrated subsidiaries	95	32	45
Other	638	378	236
Recognition of previously unrecognized future income tax assets	(372)	(5,324)	(24,566)
Utilization of previously unrecognized future income tax assets	(937)	(1,872)	(4,715)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	845	3,668	635

	$261	$1,676	$(20,825)
The income tax provision consists of the following:
Current
Canada	$62	$(7,474)	$3,568
Other	499	380	173

	561	(7,094)	3,741
Future
Canada	2,307	12,111	3,726
United States	(2,511)	376	428
Other	368	(189)	(74)

	164	12,298	4,080

Valuation allowance
Canada	(1,005)	812	(23,092)
United States	604	(4,545)	(5,628)
Other	(63)	205	74

	(464)	(3,528)	(28,646)
	(300)	8,770	(24,566)

	$261	$1,676	$(20,825)
Details of the company’s income taxes:
Earnings (loss) before income taxes and extraordinary gain
Canada	$(11,344)	$18,347	$19,634
United States	(5,026)	(748)	1,059
Other	46	(535)	757
	$(16,324)	$17,064	$21,450

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2009	2008

Future income tax assets
Long-lived assets	$5,195	$3,696
Provisions and accruals	3,946	3,475
Deferred revenue	1,659	1,466
Research and development expenses	12,340	12,424
Losses carried forward	28,165	29,890

	51,305	50,951

Valuation allowance	(15,458)	(15,529)

	35,847	35,422

Future income tax liabilities
Research and development tax credits	(7,118)	(5,607)
Long-lived assets	(4,658)	(5,135)

	(11,776)	(10,742)

Future income tax assets, net	$24,071	$24,680

As at August 31, 2009, the company had available operating and capital losses in several tax jurisdictions, against which a valuation allowance of $13,161,000 was recorded. The valuation allowance includes $8,263,000 for which subsequently recognized benefits will be allocated to reduce goodwill (note 3).

The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provincial	and other

2013	$–	$–	$604
2014	–	–	451
2015	1,084	1,084	291
2019	–	–	68
2020	–	–	3,471
2021	–	–	10,202
2022	–	–	9,191
2023	–	–	6,356
2024	–	–	6,706
2025	–	–	6,525
2026	980	980	3,302
2027	1,244	1,244	1,376
2028	–	–	2,447
Indefinite	17,361	17,680	17,461

	$20,669	$20,988	$68,451

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2009, in addition to operating and capital losses, the company had available research and development expenses in Canada amounting to $41,919,000 at the federal level and $31,344,000 at the provincial level; in the United States, research and development expenses amounted to $4,680,000. A valuation allowance of $1,872,000 was recorded against these assets for which subsequently recognized benefits will be allocated to reduce goodwill (note 3). In Canada, these expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction, and in the United States, these expenses can be carried forward against taxable income of fiscal years 2013 to 2016.

Finally, as at August 31, 2009, the company had non-refundable research and development tax credits at the Canadian federal level in the amount of $26,432,000 that can be carried forward against future years’ income taxes payable over the next 20 years.

18	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2009	2008	2007

Basic weighted average number of shares outstanding (000’s)	61,845	68,767	68,875
Plus dilutive effect of:
Stock options (000’s)	131	291	448
Restricted share units (000’s)	311	181	179
Deferred share units (000’s)	94	79	53

Diluted weighted average number of shares outstanding (000’s)	62,381	69,318	69,555

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,602	1,404	1,207

For the year ended August 31, 2009, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

19	Segment Information

The company is organized under two reportable segments. The Telecom Division, which represents the company’s main business activity, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Year ended August 31, 2009

	Telecom Division		Life Sciences and Industrial Division		Total

Sales		$153,082		$19,796	$172,878
Earnings (loss) from operations		$(21,954)		$3,876	$(18,078)
Unallocated items:
Interest income					597
Foreign exchange gain					1,157
Loss before income taxes					(16,324)
Income taxes					261
Net loss for the year					$(16,585)
Recognition of previously unrecognized research and development tax credits (note 17)	$	−		$(1,902)	$(1,902)

Restructuring charges (note 4)		$963		$208	$1,171

Amortization of capital assets		$9,486		$188	$9,674

Stock-based compensation costs		$1,300		$109	$1,409

Impairment of goodwill (note 4)		$21,713	$	−	$21,713

Capital expenditures		$6,782		$163	$6,945

	Year ended August 31, 2008

	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$160,981	$22,809	$183,790
Earnings from operations	$9,524	$2,459	$11,983
Unallocated items:
Interest income			4,639
Foreign exchange gain			442
Earnings before income taxes and extraordinary gain			17,064
Income taxes			1,676
Earnings before extraordinary gain			15,388
Extraordinary gain			3,036

Net earnings for the year			$18,424

Amortization of capital assets	$7,999	$164	$8,163

Stock-based compensation costs	$1,171	$101	$1,272

Capital expenditures	$6,327	$181	$6,508

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Year ended August 31, 2007

	Telecom Division	Life Sciences and Industrial Division		Total

Sales	$129,839		$23,095	$152,934
Earnings from operations	$13,132		$3,650	$16,782
Unallocated items:
Interest income				4,717
Foreign exchange loss				(49)
Earnings before income taxes				21,450
Income taxes				(20,825)
Net earnings for the year				$42,275
Recognition of previously unrecognized research and development tax credits (note 17)	$(3,162)	$	−	$(3,162)

Government grants (note 16)	$(1,079)	$	−	$(1,079)

Amortization of capital assets	$5,557		$290	$5,847

Stock-based compensation costs	$886		$95	$981

Capital expenditures	$5,424		$123	$5,547

Total assets by reportable segment are detailed as follows:

	As at August 31,

	2009	2008

Telecom Division	$135,015	$170,429
Life Sciences and Industrial Division	10,267	9,803
Unallocated assets	95,089	112,834

	$240,371	$293,066

Unallocated assets are comprised of cash, short-term investments, other receivable on forward exchange contracts as well as future income taxes.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2009	2008	2007

United States	$72,379	$79,471	$73,679
Canada	18,681	14,219	9,619
Latin America	8,086	8,858	7,592

Americas	99,146	102,548	90,890

China	13,455	13,960	9,329
Other	13,745	15,148	11,445

Asia-Pacific	27,200	29,108	20,774

Europe, Middle-East and Africa	46,532	52,134	41,270

	$172,878	$183,790	$152,934

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31,

	2009			2008

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$15,013	$7,086	$4,638	$15,916	$7,479	$23,007
United States	1,015	9,687	17,840	918	12,397	19,646
China	2,033	32	−	1,965	16	−
Other	1,039	54	−	1,076	53	−

	$19,100	$16,859	$22,478	$19,875	$19,945	$42,653

20	United States Generally Accepted Accounting Principles

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

			Years ended August 31,

			2009	2008	2007

Net earnings (loss) for the year in accordance with Canadian GAAP			$(16,585)	$18,424	$42,275
Impairment of goodwill	a	)	8,406	−	−
Unrealized losses on available-for-sale securities	b	)	−	−	55
Stock-based compensation costs related to stock appreciation rights	c	)	–	–	(73)

Net earnings (loss) for the year in accordance with U.S. GAAP			$(8,179)	$18,424	$42,257

Out of which:

Earnings (loss) before extraordinary gain			$(8,179)	$15,388	$42,257

Extraordinary gain			$–	$3,036	$–

Basic and diluted earnings (loss) before extraordinary gain per share in accordance with U.S. GAAP			$(0.13)	$0.22	$0.61
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP			$(0.13)	$0.27	$0.61

Basic weighted average number of shares outstanding (000’s)			61,845	68,767	68,875
Diluted weighted average number of shares outstanding (000’s)			61,845	69,318	69,555

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Refer to the corresponding explanatory note in the Reconciliation Items section.

			As at August 31,

			2009	2008

Shareholders’ equity in accordance with Canadian GAAP			$208,045	$259,515
Goodwill	a	)	(3,879)	(12,640)
Stock appreciation rights	c	)	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP			$204,093	$246,802

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Statements of cash flows

For the years ended August 31, 2007, 2008 and 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Goodwill

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

As a result of this difference, goodwill under U.S. GAAP was lower compared to Canadian GAAP. Consequently, the amount of goodwill impairment recorded in fiscal 2009 was lower under U.S. GAAP as compared to the amount recorded under Canadian GAAP.

b)	Short-term investments

Upon the adoption by the company of the CICA Handbook Section 3855 on September 1, 2007, existing GAAP differences between Canadian GAAP and U.S. GAAP with respect to accounting for short-term investments were eliminated. Under Canadian GAAP, prior to the adoption of Section 3855 on September 1, 2007, short-term investments were carried at the lower of cost and market value and any unrealized loss was reflected in the statements of earnings. Under U.S. GAAP, short-term investments are classified as “available-for-sale securities” and carried at their fair value and any changes in their fair value are reflected in comprehensive income consistent with the accounting treatment required by Section 3855.

c)	Stock-based compensation costs related to stock appreciation rights

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

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against income taxes otherwise payable are recorded in the income taxes. These tax credits amounted to $6,639,000, $3,692,000 and $5,565,000 for fiscal 2007, 2008 and 2009, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

e)	Elimination of deficit by reduction of share capital

As at August 31, 2006, under Canadian GAAP, the company proceeded to eliminate its deficit against its share capital. However, under U.S. GAAP, such elimination is not permitted, which creates a permanent difference of $373,711,000 in the deficit and the share capital between the Canadian GAAP and U.S. GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

f)	New accounting standards and pronouncements

Adopted in fiscal 2009

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and its adoption had no significant impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which allows entities to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and it did not elect to use the fair value option as of the date of adoption.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. The guidance in SFAS 162 replaces that which is prescribed by the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for Nongovernmental Entities”. SFAS 162 became effective in January 2009, and the adoption of this standard had no significant impact on the consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events”. This statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, i.e., whether that date represents the date when the financial statements were issued or were available to be issued. This statement is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The adoption of this standard had no significant impact on the consolidated financial statements.

To be adopted after fiscal 2009

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will adopt these statements on September 1, 2009, and is currently evaluating the impact that the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2). FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain non-financial assets and non-financial liabilities. The aspects that have been deferred by FSP FAS 157-2 will be effective for the company beginning in the first quarter of fiscal year 2010.  The company is currently evaluating the impact that FSP FAS 157-2 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact its adoption will have on the note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company will adopt this FSP on September 1, 2009, and is currently evaluating the impact its adoption will have on the consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) APB 28-1 (“FSP FAS 107-1 and APB 28-1”), “Interim Disclosures about Fair Value of Financial Instruments”. FSP FAS 107-1 and APB 28-1 amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and amends APB 28, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 are effective for reporting periods ending after June 15, 2009. The company will adopt these statements on September 1, 2009 and is currently evaluating the impact their adoption will have on the consolidated financial statements.

In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 09-3, “Applicability of AICPA Statement of Position 97-2 to Certain Arrangements That Include Software Elements” (“EITF 09-3”). EITF 09-3 amends Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. EITF 09-3 applies to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early application permitted with EITF 08-1. The company expects to adopt this standard in the first quarter of fiscal 2011. The company is currently evaluating the impact EITF 09-3 will have on the consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 08-1, “Revenue Arrangements with Multiple Deliverables” (“EITF 08-1”). EITF 08-1 amends EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, to require an entity to use an estimated selling price when vendor-specific objective evidence or acceptable third-party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. EITF 08-01 also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance. EITF 08-1 applies to fiscal years beginning after June 15, 2010, with early application permitted. The company expects to adopt the standard in the first quarter of fiscal 2011. The company is currently evaluating the impact EITF 08-1 will have on the financial statements.

In June 2009, the FASB issued SFAS 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 modifies the U.S. GAAP hierarchy created by FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 162”) by establishing only two levels of GAAP: authoritative and non-authoritative. FASB Accounting Standards Codification will become the single source of authoritative U.S. accounting and reporting standards, along with rules and interpretative releases of the SEC which are considered sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification would become non-authoritative. SFAS 168 will not result in any accounting changes. This Statement applies to interim and annual reporting periods ending after September 15, 2009. The company will adopt this standard in the first quarter of fiscal 2010 and its adoption will have no material impact on the interim and annual consolidated financial statements.

21	Subsequent Events

Subsequent events have been evaluated until October 13, 2009, which is the date the consolidated financial statements of the company were available to be issued, except for notes 13 a) and 14 c), which are dated November 6, 2009.