Form 20-F
period 2010-08-31
EXFO INC.
filed 2010-11-24
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2010; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ________ to ________; or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from September 1, 2009 to August 31, 2010

Commission File No. 0-30895

EXFO INC.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or organization)

400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada
(Address of principal executive offices)

Benoit Ringuette, (418) 683-0211, benoit.ringuette@exfo.com, (418) 683-9839, 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

As of August 31, 2010, the registrant had 22,936,709 Subordinate Voting Shares outstanding.

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
Yes ☐        No ☒

PART I

Item 1.               Identity of Directors, Senior Management and Advisors

Item 2.              Offer Statistics and Expected Timetable

Item 3.              Key Information
A.	Selected Financial Data
B.	Capitalization and Indebtedness
C.	Reasons for the Offer and Use of Proceeds
D.	Risk Factors

Item 4.               Information on the Company
A.	History and Development of the Company
B.	Business Overview
C.	Organizational Structure
D.	Property, Plants and Equipment

Item 4A.           Unresolved Staff Comments

Item 5.              Operating and Financial Review and Prospects

Item 6.              Directors, Senior Management and Employees
A.	Directors and Senior Management
B.	Compensation
C.	Board Practices
D.	Employees
E.	Share Ownership

Item 7.               Major Shareholders and Related Party Transactions
A.	Major Shareholders
B.	Related Party Transactions
C.	Interests of Experts and Counsel

Item 8.               Financial Information
A.	Consolidated Statements and Other Financial Information
B.	Significant changes

Item 9.              The Offer and Listing
A.	Offer and Listing Details
C.	Markets

Item 10.            Additional Information
A.	Share Capital
B.	Memorandum and Articles of Association
C.	Material Contracts
D.	Exchange Controls
E.	Taxation
F.	Dividends and Paying Agents
G.	Statement by Experts
H.	Documents on Display
I.	Subsidiary Information

Item 11.            Qualitative and Quantitative Disclosures about Market Risk

Item 12.            Description of Securities Other than Equity Securities

PART II

Item 13.            Defaults, Dividend Arrearages and Delinquencies

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

A.            Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2006 and 2007 and the consolidated balance sheets data as at August 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this Annual Report. The consolidated statements of earnings data for each of the three years ended August 31, 2008, 2009 and 2010 and the consolidated balance sheets data as at August 31, 2009 and 2010 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 22 to our consolidated financial statements included elsewhere in this Annual Report. The historical results below are not necessarily indicative of the results to be expected for any future periods.

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report, and “Item 5. Operating and Financial Review and Prospects” of this Annual Report.

	Years ended August 31,
	2010		2009		2008	2007	2006
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Amounts under Canadian GAAP
Sales		$202,757		$153,082	$160,981	$129,839	$107,376
Cost of sales (1)		73,901		57,897	64,364	53,896	46,596
Gross margin		128,856		95,185	96,617	75,943	60,780

Operating expenses
Selling and administrative		66,612		58,067	54,869	43,885	35,257
Net research and development		37,847		27,213	24,580	14,863	13,965
Amortization of property, plant and equipment		5,757		4,453	4,137	2,696	3,219
Amortization of intangible assets		7,773		5,033	3,862	2,861	3,470
Restructuring charges		−		963	−	−	−
Government grants		−		−	−	(1,079)	(1,307)
Impairment of goodwill		−		21,713	−	−	−
Total operating expenses		117,989		117,442	87,448	63,226	54,604
Earnings (loss) from operations		10,867		(22,257)	9,169	12,717	6,176
Interest income (expense), net		(292)		592	4,381	4,676	3,135
Foreign exchange gain (loss)		(1,496)		1,074	404	(44)	(571)
Earnings (loss) before income taxes		9,079		(20,591)	13,954	17,349	8,740
Income tax expense (recovery)		5,529		266	337	(20,825)	2,585
Earnings (loss) from continuing operations before extraordinary gain		3,550		(20,857)	13,617	38,174	6,155
Net earnings from discontinued operations		3,069		4,272	1,771	4,101	1,980
Earnings (loss) before extraordinary gain		6,619		(16,585)	15,388	42,275	8,135
Extraordinary gain		−		−	3,036	−	−
Net earnings (loss) for the year		$6,619		$(16,585)	$18,424	$42,275	$8,135
Basic and diluted earnings (loss) from continuing operations before extraordinary gain per share		$0.06		$(0.34)	$0.20	$0.55	$0.09
Basic and diluted net earnings from discontinued operations per share		$0.05		$0.07	$0.02	$0.06	$0.03
Basic and diluted extraordinary gain per share	$	−	$	−	$0.05	$–	$–
Basic and diluted net earnings (loss) per share		$0.11		$(0.27)	$0.27	$0.61	$0.12
Basic weighted average number of shares used in per share calculations (000’s)		59,479		61,845	68,767	68,875	68,643
Diluted weighted average number of shares used in per share calculations (000’s)		60,616		61,845	69,318	69,555	69,275
Other consolidated statements of earnings data:
Gross research and development		$44,551		$33,584	$30,167	$23,396	$18,049
Net research and development		$37,847		$27,213	$24,580	$14,863	$13,965
Amounts under U.S. GAAP
Net earnings (loss) for the year		$3,777		$(8,179)	$18,424	$42,257	$8,135
Basic and diluted net earnings (loss) per share		$0.06		$(0.13)	$0.27	$0.61	$0.12
Basic weighted average number of shares used in per share calculations (000’s)		59,479		61,845	68,767	68,875	68,643
Diluted weighted average number of shares used in per share calculations (000’s)		60,616		61,845	69,318	69,555	69,275

	As at August 31,
	2010	2009	2008	2007	2006
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Amounts under Canadian GAAP
Cash	$21,440	$9,777	$5,329	$5,175	$6,211
Short-term investments	10,379	59,105	81,626	124,217	104,437
Total assets	273,502	240,371	293,066	279,138	219,159
Long-term debt (excluding current portion)	1,419	−	−	−	354
Share capital	106,126	104,846	142,786	150,019	148,921
Shareholders’ equity	$220,419	$208,045	$259,515	$250,165	$196,234
Amounts under U.S. GAAP
Cash	$21,440	$9,777	$5,329	$5,175	$6,211
Short-term investments	10,379	59,105	81,626	124,217	104,437
Total assets	269,556	236,492	280,426	268,389	212,702
Long-term debt (excluding current portion)	1,419	−	−	−	354
Share capital	418,622	417,342	568,917	599,519	598,421
Shareholders’ equity	$213,740	$204,093	$246,802	$239,343	$189,777

(1)	The cost of sales is exclusive of amortization, shown separately.

B.            Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

D.            Risk Factors

Fluctuations in the exchange rates between the Canadian dollar, US dollar, euro and other currencies may adversely affect our operating results.

Most of our sales are denominated in US dollars and euros. However, a significant portion of our cost of goods sold, operating expenses and capital expenditures are denominated in Canadian dollars and foreign currencies such as euros, British Pounds, Rupee (India) and Renminbi (China). As a result, even though we manage to some extent our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars) and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the US dollar on one hand and the Canadian dollar, euro and other currencies on the other. For example, the average exchange rate of the Canadian dollar versus the US dollar was 1.0446 in fiscal 2010 compared to 1.1782 in fiscal 2009, resulting in an increase of 11% of our Canadian-based costs year-over-year when reported in US dollars. Any further decrease in the value of the US dollar relative to the Canadian dollar and other currencies, and any unfavorable variance between the value of the Canadian dollar and the contractual rates of our forward exchange contracts, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

If global economic and market conditions don’t continue to recover, or if they deteriorate, our business may be adversely affected.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In fiscal 2009, our operating results were adversely affected by unfavorable economic conditions and reduced capital spending in the Americas, Europe, Middle East and Africa (EMEA), and Asia-Pacific (APAC). This crisis included significant reductions in available capital and liquidity from banks and other providers of credit, as well as substantial reductions and/or fluctuations in equity and currency values worldwide. Due to such unfavorable changes in economic and market conditions in 2009, capital spending was lower among our customers for test and service assurance solutions and, therefore, demand for our products declined which adversely affected our revenue level. Challenging economic and market conditions also impaired the ability of some customers to pay for the products and services they purchased. As a result, our reserves for doubtful accounts receivable increased in 2009. In fiscal 2010, global economic and market conditions slowly recovered, but they have not returned to the levels prior to the 2009 economic crisis. In addition, economic conditions negatively affected the ability of some of our suppliers to supply us in a timely manner.

Global economic and market conditions are difficult to forecast and mitigate. If economic and market conditions don’t continue to recover, or if they deteriorate, we may experience a material adverse impact to our business, operating results and financial condition.

We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.

The market for our business activity ─ namely designing, manufacturing, marketing and selling telecommunications test and service assurance equipment for fixed and mobile networks ─ is rapidly evolving and is marked by intense competition and technical innovation. In addition, we are facing new competitors in the wireless test and service assurance sector following the acquisition of NetHawk Oyj in March 2010. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new players or the consolidation of current competitors, as the market for telecommunications test and service assurance equipment evolves in response to technical innovations and economic conditions. Achieving a compound annual growth rate of 25% in sales from fiscal 2010 to 2012, as we have outlined in our updated corporate performance objectives, will largely depend on our ability to gain market share by increasing sales of current products at existing accounts, expanding into new accounts, introducing new products and enhancements, and exploiting new market opportunities, all of which will be challenging given the competitive environment.

During the past five years, the telecommunications test and service assurance industry has witnessed consolidation. JDS Uniphase Corporation (JDSU) acquired Agilent’s Network Solutions test business in May 2010 and Acterna Corporation in August 2005. IXIA acquired Catapult Communications and Agilent Technologies’ data networks product testing line in June 2009 and October 2009, respectively. Danaher Corporation announced in September 2010 that it will acquire Keithley Instruments, Inc. and acquired Tektronix, Inc., in November 2007. Finally, Anritsu Corporation acquired NetTest A/S in August 2005.

Competitors in the test environment include global suppliers like Agilent, Anritsu, JDSU, Spirent and Yokogawa. Other players like AFL Noyes, Anacise, BlueLight Technologies, Dadi, Digital Lightwave, Electrodata, Empirix, Fluke Networks and Tektronix, operating divisions within Danaher Corporation, Grandway, Greenlee Tempo, Ineoquest, IXIA, Kingfisher, Shenick, Shunra, Sunrise Telecom and VeEX compete against us in niche test markets. On the service assurance side, we compete against Astellia, Danaher, Empirix, Ineoquest, Infovista, IXIA, JDSU, NetScout, Nexus Telecom, Polystar, Radcom, and Spirent. Some network equipment manufacturers also sell their in-house service assurance systems.

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

We have faced pricing pressure on our existing products and expect that this pressure will continue. If we do not keep lowering our manufacturing costs or introducing new products with higher margins, our gross margin may decrease and our operating results may be adversely affected.

We continue to implement measures to attempt to protect our gross margin, despite sharp fluctuations between the US and Canadian currencies in recent years. In addition, since September 2007, we began transferring and ramping manufacturing of our higher-volume, lower-complexity telecom products at a wholly-owned production facility in Shenzhen, China, with a goal of lowering our production costs. However, increased competition in the telecommunications test and service assurance industry, along with consolidation among competitors and customers, will likely result in ongoing downward pressure on average selling prices. This, in turn, may negatively affect our gross margin. Pricing pressure can result from a number of factors such as:

•	increased competition for business;
•	reduced demand;
•	limited number of potential customers;
•	competition from companies with lower production costs, including companies operating in lower-cost environments;
•	introduction of new products by competitors;
•	greater economies of scale for higher-volume competitors;
•	large customers, who buy in high volumes, can exert substantial negotiating leverage over us; and
•	resale of used equipment.

In addition, our gross margin may be negatively affected by increased costs of raw materials as well as obsolescence and excess costs, product and customer mix, and under-absorption of fixed manufacturing costs.

As pricing pressure will likely continue to affect our existing products, we may have to increase the number of units sold to maintain our existing sales levels. If we are unable to increase our sales levels, lower our manufacturing costs, or introduce new products with higher margins, our gross margin may decline and our operating results may suffer.

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

We intend to carefully seek businesses, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. There can be no assurance that we will ultimately make any such transactions. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. In addition, our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may affect our ability to complete such an acquisition.

In fiscal 2010, we acquired NetHawk Oyj, the second-largest provider of 2G, 3G and 4G/LTE protocol analyzers and simulators, to expand our presence in the fast-growing wireless test and service assurance market. We intend to continue making acquisitions of businesses, products and technologies as part of our overall growth strategy. In the event of any future acquisition, we could:

•	issue shares that would dilute individual shareholder percentage ownership;
•	incur debt;
•	assume liabilities and commitments;
•	incur significant expenses related to amortization of additional intangible assets;
•	incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
•	incur losses from operations.

These deals, including our latest acquisition of NetHawk, also involve numerous risks, including:

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

For the fiscal year ended August 31, 2010, customers outside of the United States and Canada accounted for 53.2% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international network operators and network equipment manufacturers, and operate adequate after-sales support internationally.

In fiscal 2007, we established a software development center in Pune, India, to supplement the efforts of our R&D centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, and since fiscal 2008, Boston, United States. In addition, in fiscal 2008, we began manufacturing high-volume, low-complexity telecom products at our wholly-owned production facility in Shenzhen, China, with the goal of lowering our manufacturing costs. Following the acquisition of NetHawk Oyj in March 2010, we have expanded our international operations with activities in Oulu and Lappeenranta in Finland, Bhubaneswar in India and Dallas in the United States.

Even if we are able to successfully operate and expand our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

•
challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and business practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

•	fluctuations among currencies;
•	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
•
measures to ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in light of the acquisition of NetHawk Oyj and future acquisitions;

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to keep others from using the innovations that are central to our existing and future products. As of August 31, 2010, our records indicate that we own 52 actively-maintained granted patents from the U.S. (including one “design” patent), eleven in Finland, seven from Canada, four from China, six from Germany (including one “Utility Model”), five from the United Kingdom, five from France, as well as one patent in each of six other European countries. In addition, we have in process 28 US patent applications, 8 Canadian patent applications, 14 European applications, and two applications in China, and as well as five applications under the Patent Cooperation Treaty, which have not yet entered the national/regional phase.  We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation can be time-consuming and expensive, regardless of whether we win or lose.

The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, distributors and third parties. However, these agreements may be breached or otherwise not effective and we may not have adequate remedies for any breach or shortfall of these agreements. In any case, others may come to know about our trade secrets through a variety of methods. In addition, the laws of some jurisdictions in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

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

We devise a three-year strategic business plan, which is prepared by management and approved by our Board of Directors. This strategic plan, reviewed by management on a regular basis, is mainly based on market research and analysis related to future market trends and demands. In our strategic plan, we have made and will continue to make judgments based on our analysis of future market trends and customer requirements. These decisions may involve substantial investments in the development of new product lines, diversification of our business on a geographic basis, as well as expansion into new market segments — either organically or through acquisitions. We may make misjudgments in our strategic planning that could have material adverse effects on our business, results of operations and financial condition.

Our quarterly revenues and operating results are subject to significant fluctuations and you should not rely on them as an indication of our future performance.

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future, especially following the acquisition of Brix Networks (renamed EXFO Service Assurance Inc.) in fiscal 2008 and NetHawk Oyj in fiscal 2010. Both EXFO Service Assurance Inc. and NetHawk Oyj provide mission-critical systems that vary in size and complexity, and require customer acceptance before revenue recognition occurs. Therefore, sales levels for such systems within our EXFO Service Assurance and NetHawk businesses could fluctuate significantly quarter-over-quarter, depending on when revenue is recognized and on the magnitude of the order.

In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include:

•	length of the sales cycle for certain products, especially those that are higher priced and more complex;
•	sales cycle prolonged by lengthy customer acceptance;
•	timing of product launches and market acceptance of new products for us as well as our competitors;

•	our ability to sustain product volumes and high levels of quality across all product lines;
•	timing of shipments for large orders;
•	effect of seasonality on sales and bookings; and
•	losing key accounts and not successfully developing new ones.

Our sales and operating results could also be affected by the following factors, some of which we have little or no control over:

•	fluctuating demand for telecommunications test and service assurance equipment;
•
changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;

•	order cancellations or rescheduled delivery dates;
•	pricing changes by our competitors or suppliers;
•	customer bankruptcies and difficulties in collecting accounts receivable;
•	restructuring and impairment charges;
•	foreign exchange rate fluctuations; and
•	general economic conditions, including a slowdown or recession.

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

The industries that we target are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including our ability to:

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

Some of our customers experienced cash flow problems during the global economic recession in 2009 and may continue to do so. Consequently, we may have customers who delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to order products would result in decreased revenues for us. If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

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

We provide non-binding forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our forecasted requirements, we may have excess inventory, which could harm our relationships with our suppliers due to reduced future orders, increase our costs and require inventory write-offs. If we underestimate our requirements, we may have an inadequate inventory of parts, which could interrupt manufacturing of our products and result in shipment delays. In addition, lead times for materials and parts that we order may be long and depend on factors such as the procedures of, or supply terms with, a specific supplier and worldwide demand for each part at a given time.

We depend on a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results.

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would make our products less competitive and result in lower margins.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial information or prevent fraud, which could harm our operating results and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable and accurate financial information and effectively prevent fraud. We devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we assess and that our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. Furthermore, we cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in the event of acquiring companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As well, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to reduce infrastructure costs. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system, could harm our operating results or cause it to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

Regulatory changes may cause us to incur increased costs.

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to report on internal controls over financial reporting. In addition, the process of moving from Canadian GAAP to IFRS, which will extend to 2011, required and will continue to require management’s time and attention, and may cause our general and administrative expenses to increase. Compliance with new rules could require the further commitment of significant financial resources and result in the diversion of management’s time and attention from revenue-generating activities. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

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

We must also provide significant training for our employee base due to the highly specialized nature of telecommunications test and service assurance industry. Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise in international business development, product management, sales, engineering and operations – may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

Our insurance may not be sufficient to cover all potential liability. A successful claim exceeding our policy limits will reduce our cash position, increase our expenses and have a negative effect on our business, operating results and financial condition.

Our products are designed to help network operators, network equipment manufacturers, cable operators and component manufacturers ensure network reliability. The failure of our products to perform to customer expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice.

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

Our reported financial results could suffer if there are charges related to impairment of goodwill or of intangible assets.

We are required to test annually and review, when events or circumstances warrant, our goodwill related to business combinations, and determine if impairment has occurred. Intangible assets are also reviewed for impairment when events or circumstances indicate that costs may not be recoverable. For goodwill, recoverability is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is undertaken to determine the amount of impairment loss. Impairment of goodwill would result in an incremental charge which would adversely impact our operating results for the period in which the impairment was determined to have occurred. For intangible assets, impairment exists when the carrying amount/value of an asset or group of assets is greater than the undiscounted cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We usually assess fair value of intangible assets based on discounted cash flows.

In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Following the decrease in our stock price in June 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value and recorded a pre-tax impairment charge of $21.7 million.

The turmoil in credit markets and in the broader economy has contributed to share price and volume fluctuations in global stock markets that have reduced the market price of many technology stocks, including ours in fiscal 2009. Future discounted cash flows may be lower than expected or our stock price may decrease, which could cause the fair value of our reporting units to be lower than their carrying value. This may lead to goodwill impairment loss in the future. In addition, undiscounted cash flows may be lower than expected, which may cause the recoverable amount of certain intangible assets to be lower than their carrying value. Consequently, this could result in future intangible asset losses. As at August 31, 2010, we had $29.4 million of goodwill and $22.9 million of intangible assets on our balance sheet related to the acquisitions of Brix Networks and Nethawk Oyj. Any additional impairment of goodwill or of intangible assets would negatively impact our operating results.

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

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. In addition, newly acquired NetHawk Oyj is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland.  Altogether, research and development tax credits and grants represented 15.0% of our gross research and development expenses for the year ended August 31, 2010.

If unexpected changes in the laws or government policies terminate or adversely modify the Canadian and Quebec government programs or the Finnish government program, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. In addition, to the extent that we have increased and intend to continue increasing our research and development activities in India, or potentially acquire new companies, our increased R&D activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

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

As of November 1, 2010, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 94.12% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. In fiscal 2010, the respective cash payments of $33.0 million and $9.0 million for the acquisition of NetHawk Oyj and the purchase of capital assets, exceeded the $1.8 million provided by cash flows from operations. As at August 31, 2010, we held $31.8 million in cash and short-term investments.

We may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, effects of the financial crisis, reduced access to credit facilities and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs and be required to meet more restrictive debt covenants. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

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

A.            History and Development of the Company

Our legal name and commercial name is EXFO Inc. / EXFO inc. Our head office is located at 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@EXFO.com and our website is www.EXFO.com. Information on our website is not incorporated by reference in this Annual Report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Our Transfer Agent and Registrar is CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This Annual Report contains trademarks and registered trademarks of us and other companies.

We were incorporated on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

Since we are using this Form 20-F as an annual report, we have provided the required information herein for the period beginning as at September 1, 2009 until the date of this Annual Report. For information responsive to this Item 4A for prior periods, please refer to our previously filed Annual Reports on Form 20-F.

On November 6, 2009, we announced the approval by the Board of Directors of a second renewal of the share repurchase program by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.3 million of subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on November 10, 2009 and ended on November 9, 2010. We repurchased a total of 3,600 shares during that period. All shares repurchased under the bid were cancelled.

Effective as of February 28, 2010, we changed our name from “EXFO Electro-Optical Engineering Inc.” to “EXFO Inc.” We determined that the former name no longer reflected our actual business activities.

On March 12, 2010, our newly created wholly owned subsidiary, EXFO Finland Oy, acquired 91% of the issued and outstanding common shares of NetHawk Oyj. Headquartered in Oulu, Finland, NetHawk Oyj was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators. On March 15, 2010, we made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, we entered into a statutory procedure under the Finnish Companies Act by which we acquired the remaining of the issued and outstanding common shares that were not tendered under the voluntary offer. Total consideration was comprised of a cash consideration of €37.3 million (US$51.1 million), including estimated acquisition-related costs of $2.8 million, or €25.1 million (US$34.4 million), excluding NetHawk’s cash of €12.1 million (US$16.7 million) at the acquisition date, plus a cash contingent consideration of up to €8.7 million (US$11.0 million) based on certain sales volume of NetHawk Oyj over the three years following the acquisition.

In July 2010, we renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada.

In the fourth quarter of 2010, we engaged in a plan to sell our Life Sciences and Industrial Division to focus our activities in the telecom test and service assurance market. We announced and closed the sale of that Division on October 1, 2010 for a selling price of $24.3 million. Consequently, this Division has been considered as an operation held for sale and presented as discontinued operations in our consolidated financial statements. Related assets and liabilities have been reclassified as assets held for sale and liabilities related to assets held for sale and revenues and expenses have been reclassified from continuing operations to discontinued operations for all reporting years. The Life Sciences and Industrial Division included the operations of EFOS Inc. (renamed EXFO Photonic Solutions Inc.), acquired in March 2001 for its precision light-based, adhesive spot-curing technology as well as most of the operations of Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.), acquired in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems, which were consolidated since then with those of EXFO Photonic Solutions Inc. The operations of that Division are located in Toronto, Canada.

In September 2010, we purchased premises in Magarpatta, Pune, India, and we planned, starting late in November 2010, to relocate our R&D based in Koregaon Park and in Wadgaon Sheri, Pune, India.

On November 5, 2010 we announced that our Board of Directors approved the third renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.0 million of subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 10, 2010, and ends on November 9, 2011, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839 a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

B.	Business Overview

EXFO is a leading provider of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged, IP fixed and mobile networks. Our test and service assurance solutions are used during the complete life cycle of a network: research, development, manufacturing, installation, maintenance and monitoring. The Life Sciences and Industrial Division, which provided solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors, was sold to private interests in October 2010.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance, monitoring and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in the global telecommunications test and service assurance industry through the acquisitions of transport and datacom, copper/xDSL and wireless test businesses as well as an IP service assurance business.

On March 12, 2010, we acquired NetHawk Oyj (“NetHawk”), the second-largest provider of 2G, 3G and 4G/LTE protocol analyzers and simulators for wireless network equipment manufacturers (NEMs) and network operators. On October 1, 2010, we sold our shares held in EXFO Photonic Solutions Inc., our Life Sciences and Industrial Division, to The Riverside Company, a global private equity firm.

We launched 20 new products in fiscal 2010 compared to 26 in fiscal 2009 and 27 in 2008. Key product introductions in fiscal 2010 included amongst others a new service assurance solution for 4G/LTE mobile networks; an end-to-end IP video service assurance solution; new standards-based testing (EtherSAM) across EXFO’s Ethernet product offering for carrier Ethernet and mobile backhaul service deployments; a high-resolution optical spectrum analyzer (OSA) for in-depth characterization of optical networks with narrow channel spacing; and an optical modulation analyzer for complete characterization of signals up to 100G. Following the year-end, we released amongst other new products the FTB-1 platform, a handheld unit optimized for fiber-to-the-home (FTTH) and Ethernet test applications.

Key Industry Trends

The fundamental drivers toward broadband deployments and fixed-mobile IP network convergence are firmly entrenched in the global telecommunications industry despite a slow recovery in the macro-economic environment. Although network operators did not significantly increase capital expenditures in calendar 2010, they spent more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s updated Visual Networking Index, global IP traffic will quadruple from 2009 to 2014, reaching almost 64 exabytes per month in 2014 (an exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 39-fold during the same period. Bandwidth demand is driven by a wide range of applications including various forms of IP video, peer-to-peer file sharing, social networking, Internet gaming as well as increased penetration of media-rich smart phones and notebooks.

To support such explosive bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. Such networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while a few network operators have already begun 100 Gbit/s Ethernet field trials. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments in upcoming years to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE (long-term evolution) adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any  content to any device  at any time, both fixed and  mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

Three-Year Corporate Objectives

Our goal is to become the market leader in the global telecom test and service assurance industry. Given the emergence of IP video, social networking, as well as media-rich smart phones and tablets, network operators and equipment manufacturers are faced with a major investment cycle to meet soaring bandwidth demand on their IP fixed and mobile networks.

To achieve our long-term vision, we plan to:

•	Capitalize on bandwidth explosion in the telecom industry with the introduction of innovative, market-driven test and service assurance solutions;

•	Focus on the convergence of IP fixed and mobile networks, including emerging technologies like 4G/LTE and high-speed Ethernet;

•	Leverage our leadership in optical testing for new opportunities like wireless backhaul, fiber to the home, and 40G and 100G network upgrades;

•
Move up the value chain on IP networks by leveraging the intelligence, or computing capabilities, of our modular test platforms with our  service assurance systems to develop a series of value-added solutions; and

•	Accelerate profitability through globalization and execution.

We initially had established three corporate performance objectives to gauge the success of our plan for the three-year period extending from fiscal 2010-2012:

o	Increase sales by a CAGR* of 20% or more
o	Raise gross margin to 64%
o	Double EBITDA** in dollars

*	Compound annual growth rate
**	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

Following the acquisition of NetHawk Oyj in March 2010 and the divestiture of our Life Sciences and Industrial Division following the year end, we updated our corporate performance objectives for the same three-year period:

o	Increase sales by a CAGR of at least 25%
o	Raise gross margin to 65%
o	Increase EBITDA in dollars by a CAGR of at least 30%

In fiscal 2010, sales, including those of our Life Sciences and Industrial Division (discontinued operations), increased 32.0% year-over-year to $228.1 million. Our gross margin, including the effect of discontinued operations, reached 62.4%, 1.1% higher than 61.3% in 2009. Finally, EBITDA, including the results of our discontinued operations, amounted to $27.3 million in fiscal 2010, representing an increase of 88.8% year-over-year.

The EXFO Solution

We offer an extensive range of wireline and wireless test and service assurance solutions to the global telecommunications industry. Our success has been largely predicated on our core expertise in developing test equipment for wireline networks. Following the acquisition of Brix Networks in April 2008, we expanded our product portfolio into the service assurance business for next-generation IP networks. Through the acquisition of NetHawk Oyj in March 2010, we offer test and service assurance solutions for 2G, 3G and 4G/LTE wireless networks. Over the years, we also leveraged our expertise in telecom testing to develop products for life sciences and high-precision assembly applications through our Life Sciences and Industrial Division. This Division was sold in October 2010. The EXFO solution is based on the following key attributes:

Modular System Design. In 1996, we established an industry-first by launching the original modular optical test platform. This system design consists of a PC-based, MS Windows-driven platform that can accommodate several test modules performing various types of measurements. We have since developed additional compatible test platforms, including the release of the FTB-1 Platform in September 2010, and extended our test module offering for both network operators and system manufacturers based on the same modular design. Our modular product design provides the following advantages:

•	unlike stand-alone units, new test modules can be rapidly developed to address changing industry requirements;
•	as customers’ testing requirements change, they can purchase additional modules that are compatible with their previously purchased platforms, thus protecting their initial investments;
•	our standard graphical user interface reduces training costs because customers are familiar with previously acquired software products;
•	the flexibility of our systems allows customers to develop customized and automated solutions for their specific test requirements; and

•	our test platforms are PC-based and MS Windows-driven, thus they can support third-party software solutions.

High Degree of Technological Innovation. We have established a strong reputation for technological innovation over the last 25 years. We believe this attribute represents a key differentiator for us within a competitive marketplace. Following are some of our industry firsts:

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

Our product designs comply with Directive 2002/96/EC, a legislation enacted by the European Union regarding the disposal of waste electrical and electronic equipment (WEEE), for all products exported to Europe. In regard to the Directive 2002/96/EC (RoHs), test and measurement manufacturers have been provided a limited exemption until 2012 and we have established a plan for our applicable products to become compliant in due time.

Products

Our test platforms, namely the AXS-200 SharpTESTER, FTB-1 Platform, FTB-200 Compact Platform, FTB-500 Platform, and IQS-600 Intelligent Test System, are at the core of our wireline product portfolio. The AXS-200 SharpTESTER is a handheld test platform designed for characterizing residential and commercial access networks. The FTB-1 Platform is a single-slot test solution purpose-built for network infrastructure construction and troubleshooting. This modular platform has been optimized for fiber-to-the-home (FTTH) and Ethernet testing applications.   The FTB-1 Platform supports third-party software and tools that enable technicians to execute tests, process data, and report results in the field. The FTB-200 Compact Platform is a two-slot portable test unit optimized for multi-technology, multi-application characterization of metro and access networks. The FTB-500, which is available in four-slot and eight-slot configurations, provides network operators with an efficient way to perform several advanced tests for installation, maintenance and troubleshooting applications. The IQS-600 platform is designed for manufacturing and R&D applications. It tests optical as well as transport and data communications technologies increasingly based on Internet Protocol (IP). All platforms and related test modules are supported by integrated and highly intuitive graphical user interfaces (GUIs), enabling the user to easily store, handle and retrieve test results and measurement data. In addition, we provide a number of dedicated handheld and benchtop test and measurement instruments.

The following table summarizes the principal types of wireline test instruments for the telecommunications industry, typical applications and the formats in which we offer them:

Instrument Type	Typical Application	Network Operator Market				Manufacturer /R&D Market
		FTB 500 Modules	FTB 200 Modules	FTB-1 Modules	Handhelds	IQS-600 Modules	Bench top Instruments

ADSL/ADSL2+ Service Verification Tool	Based on a DSL “golden modem”, these units are used to test the function, speed and quality of a DSL service at the subscriber premises.				X

Broadband source	Used for testing wavelength-dependent behavior of fiber cables and dense wavelength division multiplexing (DWDM) optical components.					X	X

Chromatic dispersion analyzer
Measures increasing levels of chromatic dispersion in high-capacity optical networks.  Chromatic dispersion is a physical phenomenon inherent to optical fiber and optical components that causes information bits to spread along a network.  This degrades the quality of the transmission signal and, in turn, limits the transmission speed carried by optical networks.
		X	X

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
		X				X

Optical coupler	Used in test system to combine sources or signals. Also uses as splitters to monitor signals.					X

Optical power meter	Measures the power of an optical signal. It is the basic tool for the verification of transmitters, amplifiers and optical transmission path integrity.	X	X		X	X	X

Optical power reference module	Provides a highly accurate and traceable measurement of power for the calibration or verification of other power measurement instruments.					X
Optical return loss meter	Combines a laser and a power meter to measure the amount of potentially degrading back reflection.	X	X		X	X

Instrument Type	Typical Application	Network Operator Market				Manufacturer /R&D Market
		FTB 500 Modules	FTB 200 Modules	FTB-1 Modules	Handhelds	IQS-600 Modules	Bench top Instruments

Optical spectrum analyzer	Produces a graphical representation of power versus wavelength for an optical signal. Useful for measuring the drift, power and signal-to-noise ratio for each wavelength in a DWDM system.	X

Optical switch	Provides switching between fibers. Used to provide flexible and automated test setups such as the measurement of multiple fibers or components with multiple ports with one instrument.	X				X

Optical time domain reflectometer (OTDR)	Like a radar, it measures the time of arrival of reflections of an optical signal to determine the distance to the breaks or points of excessive loss in a fiber network.	X	X	X	X

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

Following the acquisition of Navtel Communications in March 2008, we offer the InterWatch platform series, a line of advanced hardware and software-based test systems that enable network equipment manufacturers and network operator labs to fully test their complex digital telecommunications equipment and services more quickly and cost-effectively, while helping to ensure interoperability and reliability. These advanced software and hardware solutions assist customers in the design, integration, installation and acceptance testing of a broad range of Internet Protocol Multimedia Subsystem (IMS)/Next-Generation Network (NGN) telecommunications equipment and services by performing a variety of test functions:

•	Design and feature verification;
•	Interoperability testing;
•	Load and stress testing; and
•	Monitoring and analysis.

Following the acquisition of Brix Networks in April 2008, we also offer comprehensive service assurance and performance monitoring systems for advanced IP and carrier Ethernet services such as IPTV, voice-over-IP/IMS, IP/MPLS, virtual private networks (VPNs), video on demand, over the top content, and video conferencing. The Brix System, a family of integrated software and hardware components, proactively monitors quality by providing complete visibility across all IP services, throughout the lifecycle of the service, and across the entire network.

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

Through the acquisition of NetHawk Oyj in March 2010, we also provide the following solutions for wireless network equipment manufacturers, network operators and government agencies:

•	Protocol analyzers to verify correct behavior of 2G, 3G and 4G/LTE networks;
•	Network simulators for regression and load testing of network elements;
•	IP testers for analyzing and testing of IP-based networks;
•	Monitoring solutions for the surveillance, reporting and troubleshooting of 2G, 3G and 4G/LTE networks;
•	Government intelligence tools related to mobile communications; and
•	Service assurance solution for 2G, 3G, and 4G mobile networks.

Products for Network Operators

Wireline Test Equipment

We offer an extensive range of field-portable test solutions that are mainly used by network operators but can also be utilized by network equipment manufacturers. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our FTB-1 Platform, which is designed for frontline technicians in the field, is a single-slot, modular platform dedicated to fiber-to-the-home and Ethernet testing applications. It supports USB, mobile, Wi-Fi, and Bluetooth connectivity capabilities to efficiently manage testing and reporting operations in the field. Our FTB-200 Compact Platform, designed for the “super field technician”, holds up to two interchangeable modules that are fully compatible with our more advanced FTB-500 platform. Test technologies well-suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTSs), SONET/SDH analyzers from DS0 up to OC-192, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers. Our third-generation field-testing platform, the FTB-500, is available in two configurations. The four-slot model is designed for datacom testing, OTDR analysis, optical loss, and Ethernet (up to 10 Gbit/s) testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It also supports dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis. Our portable platforms are PC-centric, Windows-based, highly flexible and fully scalable. Their large robust touchscreens are very practical for field use.

Wireline/Wireless Service Assurance Systems

We offer a family of service assurance and performance monitoring solutions, collectively known as the Brix System, to network operator labs and large enterprises. The following describes the software and hardware elements of the Brix System:

Centralized Management and Correlation: BrixWorx

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

Visualization and Business Intelligence: BrixView

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

Testing Across the Entire Network: Brix Verifiers

Installed at various customer premises, the Brix Verifiers’ various interfaces include Ethernet, ATM, and Euro/ISDN PRI. Similarly, Verifier test capacity scales from the modest requirements of an enterprise branch office running hundreds of tests to a network core running hundreds of thousands of tests.

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

For Carrier Ethernet services, BrixNGN software offers integrated monitoring and troubleshooting solutions for Ethernet Cellular Backhaul and Metro Ethernet services. In addition, the BrixNGN dashboard presents critical information about the current state of the Carrier Ethernet services, including availability, frame delay, frame delay variation, and frame loss per service and network wide.

Performance Monitoring for IP Video: BrixVision

The BrixVision product line is a family of IPTV service assurance products that measure the end-to-end quality of IP-based video services and validate the performance of video broadcast, on-demand channel, over-the-top video, and video-conferencing quality. The BrixVision product line provides full service, lifecycle performance monitoring for IP video services such as broadcast TV, video on demand, gaming, and video conferencing. BrixVision provides visibility into service performance using a combination of proactive testing and user transaction generation, passive monitoring, and the collection of performance metrics from service delivery or home network devices.

Voice-over-IP/IMS Testing and Monitoring: BrixCall

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

The following table summarizes the principal service assurance solutions we provide as well as their typical applications:

Service Assurance Solutions
Product Type	Product	Typical Application
Software Products	BrixWorx	Central site operations center
	BrixCall	Advanced analysis and correlation of VoIP calls
	BrixVision	Advanced analysis and correlation of live video sessions
	BrixNGN	Network core and MPLS analysis, correlation and reporting
Brix Verifiers (Hardware)	Brix 10 Verifier	Performance Demarcation Point
	Brix 100M Verifier	Customer premise end point monitoring
	Brix 1000 Verifier	Network edge and lower capacity monitoring
	Brix 2500 Verifier	Network core, at a higher capacity
	Brix 3500T Verifier	PSTN monitoring
	Brix 4100 Verifier family	In-network live voice or video monitoring

Following the acquisition of NetHawk Oyj in March 2010, we introduced an end-to-end service assurance and network assessment solution for wireless network operators. This unique end-to-end network assessment solution seamlessly integrates itself into the operator’s operations support system (OSS), delivering the performance and flexibility to remotely carry both automated testing and live service monitoring throughout the entire network. Network operators can therefore collect key performance indicators (KPIs) and continuously assess the service quality from the core all the way through the base transceiver station to proactively anticipate and address potential service disruptions—ultimately resulting in increased customer satisfaction and revenues as well as minimized churn.

Products for Network Equipment/Component Manufacturers

Wireline Test Equipment

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

Outside our IQS family of products, we offer advanced, stand-alone test solutions for network equipment manufacturers in the process of developing ultra high-speed optical networks.

The PSO-200 is the first turn-key optical modulation analyzer for complete characterization of signals up to 100 GBaud. Very high-speed network transmission is enabled through the efficient modulation of signals, whether it is phase, amplitude or both. To design 100G systems based on such advanced modulation schemes and to make sure they are ready for deployment, network equipment manufacturers have used in-house test solutions, which are often complex or limited. The introduction of the PSO-200 Optical Modulation Analyzer changes the picture as engineers working in R&D labs and manufacturing environments now have access to a turnkey and comprehensive test instrument that makes bandwidth limitation irrelevant.

The PSO-100 Series consists of the industry's fastest sampling oscilloscopes, allowing characterization of optical signals at data rates up to 640 Gbits/s. The PSO-100 all-optical sampling oscilloscopes enable distortion-free, eye-diagram analysis and pattern visualization within existing high-speed optical networks.

Wireline/Wireless Test Systems

IQS Product Line

These system/component vendor solutions address testing issues that cannot be handled by standard test modules or stand-alone benchtop instruments. Over the years, we have developed a number of integrated test systems and offer them as off-the-shelf solutions to suit a wide range of customer needs. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. Following is a list of integrated test systems that we provide for characterizing optical components, subsystems and networks:

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

• DWDM passive component test system
(mmm) Used to automatically characterize all critical specifications, including spectral insertion loss, polarization-dependent loss and optical return loss of a DWDM passive component with a high degree of accuracy, ease of use and speed.

InterWatch Product Line

We offer a line of hardware modules and SolarisTM software-based telecommunications test products running on a common hardware platform range. This product line consists of the QA-604 platform that was introduced in April 2009 and the InterWatch R14 system. Our products simulate both network subscribers and network elements used in emerging IMS and next-generation networks.

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

Wireless Test and Service Assurance Solutions

On the wireless side, we offer test and service assurance solutions that enable network equipment manufacturers and network operators develop, deploy, troubleshoot and monitor 2G, 3G and 4G/LTE networks. The following table summarizes our principal types of wireless test and service assurance solutions as well as their typical applications for the wireless telecommunications industry:

Wireless Test and Service Assurance Solutions
Product Type	Product Line	Typical Application
Protocol Analyzer	NetHawk M5	Protocol analysis to verify correct network behavior
Network Simulator	NetHawk EAST	Regression and load testing of network elements
IP Tester	iPro	Solutions for capturing, analyzing and testing all IP networks
Service Assurance	NetHawk EYE	Monitoring, reporting and troubleshooting of next-generation mobile networks.
Mobile Communications Intelligence Tools	NetHawk F10, NetHawk X6 and NetHawk C2	Intelligence tools for police, armed forces and other governmental organizations to fight organized crime and terrorists.

Products for Life Sciences and Industrial Applications

Over the years, until the divestiture of our Life Sciences and Industrial Division in October 2010, we developed and acquired a number of core technologies that we leveraged in selected high-precision assembly and life sciences markets. For example, we offered several light-based curing solutions for optical component manufacturing applications and adapted our approach for other industries, such as semiconductor, microelectronic, and medical device manufacturing, in order to maximize revenues. Omnicure® systems delivered precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback, thermal control and radiometry technology, produced a high-quality bonding solution. Our technology and application knowledge placed us at the forefront of this market.

Another key product line was the X-Cite fluorescence illumination systems for microscope manufacturers. X-Cite systems deliver excellent image quality and at least 2000 hours of lamp life, which is over 60% longer than previous models and up to 10 times longer than conventional illumination systems.

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

The following table summarizes the principal types of high-precision assembly and life science solutions that we provided as well as their typical applications:

Light Sources and Accessories
Product Type	Product	Typical Application
UV Curing Light Sources	Omnicure® S1000 Omnicure® S1500 Omnicure® S2000
Used to initiate photo chemical reactions in polymer-based materials for a variety of end-user applications. Examples include adhesive curing for manufacturing of high value-added items such as medical devices, micro-electronic and opto-electronic components, displays, and data storage devices.

UV LED Curing Light Sources	Omnicure® LX400
Fluorescent Light Sources	X-Cite® 120XL X-Cite® 120 PC X-Cite® exacte	Fluorescence light source that attaches directly to most microscopes currently sold by major microscopes manufacturers.
Optical Accessories		Optional custom delivery optics used with EXFO UV light sources to tailor the properties of light beams to end-user applications.
High Power Fiber Light Guide		Provides an equal distribution of light energy to multiple cure sites with 50% more throughput than standard fiber guides.
UV LED Pinning System	ExcelerateTM PIN-100 ExcelerateTM PIN-101
Used to pin (partially cure) UV ink immediately after jetting to enhance the management of drop size and image integrity, minimizing the unwanted mixing of drops and providing the highest possible image quality and the sharpest color rendering.

Optical Instruments
Product Type	Product	Typical Application
Radiometer	R5000 R2000 X-Cite® Radiometer and Optical Power Measurement System
Handheld, broadband optical radiometers used in conjunction with EXFO UV light sources to ensure process quality control at the end-user location. The X-Cite® Optical Power Measurement System is used in conjunction with EXFO UV light sources to enable measurement and control of optical power at a Microscope’s objective plane.

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

In fiscal 2010, we continued to increase our software development capabilities at our R&D centers in India through internal growth and the acquisition of NetHawk Oyj. We had established a software R&D team in India in 2006 based on its recognized expertise in IP technology and lower operating costs. Following the acquisition of NetHawk, we have three R&D sites in India, Pune (2) and Bhubaneswar (1), hosting 335 employees, or 47% of our total R&D staff.

Our global research and development teams included 706 full-time engineers, scientists and technicians as of November 1, 2010; 281 of these R&D employees hold post-graduate degrees. Gross research and development expenditures in fiscal 2010 reached $44.6 million, compared to $33.6 million in 2009 and $30.2 million in 2008.

Through market-oriented product portfolio review processes, we ensure that our investments in research and development are aligned with our market opportunities and customers’ needs. at our R/D centers  located in Quebec City, Canada, Montreal, Canada, Concord, Canada, Chelmsford, USA, Richardson, USA, Oulu. Finland, Lappeenranta, Finland, Gothenburg, Sweden as well as Pune and Bhubaneswar, India, This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Product portfolio review meetings happen three times per year and enable us to select a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has significantly changed.

Product development projects, once they are underway, are managed through a structured process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project’s progress at various stages of its life cycle. The following are the key review stages of the stage-gate approach:

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

We also maintained research and development programs for our life sciences and industrial activities in Toronto, Canada. The product development process was managed using a similar stage-gate process, while projects were reviewed and approved through a quarterly portfolio review. In fiscal 2010, we continued to grow our R&D capabilities in the area of solid-state, light-engine design and thermal management.

Strong R&D capabilities at our Life Sciences and Industrial Division site in Toronto, Canada, made it possible to bring a number of successful new products to market quickly and maintain customer intimacy. In the process, it enhanced our ability to customize products for special applications and to develop original equipment manufacturing (OEM) products under partnerships and exclusive contracts. Outside consultants were often used for added support in areas like software development, mechanical design and rapid prototyping.

In October 2010, we sold our Life Sciences and Industrial Division.

Customers

Our global and diversified telecom customer base relies on our test and service assurance solutions to enable wireline and wireless networks to perform optimally during their complete life cycles. Until October 2010, we also had select customers in high-precision assembly and life science sectors that required our solutions to render them more efficient in their respective fields. Our telecom customers include wireline and wireless network operators, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises, network equipment manufacturers, component vendors and laboratory researchers. Our life science and industrial customers consisted of major manufacturers of medical devices, microelectronics, optical displays, electronic storage systems, photonic components and microscopes, as well as universities, medical schools, governments, and private and industrial research laboratories. Our UV digital print customers consisted of printing equipment manufacturers who develop products for wide format graphics printing, label production and product marking. In fiscal 2010, our top customer accounted for 4.9% of our sales and our top three customers represented 12.2% of our sales. In comparison, in 2009 our top customer accounted for 13.1% of sales and our top three customers represented 20.1%, while in 2008, our top customer accounted for 8.4% of sales and our top three customers represented 14.9%.

With regard to geographic distribution, sales to customers in the Americas (US, Canada, Central and Latin America) represented 52% of our sales in fiscal 2010, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 30% and 18% of sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 57%, 28% and 15% of sales, respectively, in 2009, and 55%, 30% and 15%, respectively, in 2008.

Sales

We sell our telecom wireline and wireless test and service assurance solutions through direct and indirect sales channels in the Americas (US, Canada, Central and South America), Europe, Middle East and Africa (EMEA) and Asia-Pacific regions.

In the Americas, we use a hybrid model, combining key account management with direct and indirect sales coverage. We typically use key account managers to serve large customers that generate high sales volumes or might potentially represent high sales volumes in the future. These key account managers are supplemented by regional sales managers, sales engineers, sales representatives and distributors in the US as well as Central and South American metropolitan areas, and regional sales managers in Canada.

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

On the international front, we have sales personnel covering strategic areas in EMEA and Asia-Pacific. Our sales network in EMEA is supported by a main office and service center in Southampton, UK, which maintains our head of European sales operations and also provides repair and calibration services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distributors.

As for Asia-Pacific, our main sales offices for South East Asia are located in Singapore and Hong Kong, while our main sales representative offices for mainland China are located in Beijing and Shenzhen. The latter site also hosts a service center to better serve our customer base in the Asia-Pacific region. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

We also rely on a network of more than 150 distributors (including our Life Science and Industrial Division) worldwide to work with us in supporting mostly our international sales and to participate in a large number of international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our direct telecom sales team consists of a vice-president for each major geographic region: Americas, EMEA and Asia-Pacific. These three sales executives are supported by 13 regional sales directors that lead a widely distributed team of more than 155 people acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and service assurance. Within each major geographic region, we have sales staff dedicated to wireline, wireless and service assurance customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

The main office for our Life Sciences and Industrial Division was located in Toronto, Canada. We used mixed sales channels to serve various markets supported by this division, depending on product line and geography. Optical light sources and related accessories used for industrial applications were sold in North America through a network of more than 10 manufacturer representatives and, internationally, through a network of more than 20 distributors. UV light sources for digital print applications were sold directly to customers globally. The X-Cite 120 and Exacte Fluorescence Illumination Systems were sold through value-added reseller agreements with major microscope companies and system integrators in North America and Europe. Positioning products were sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors. To gain additional access to the positioning life science research market in the United States and Canada, business relationships were in place with major microscope manufacturers including Nikon, Olympus and Zeiss. These companies often combined the sale of their microscopes with our products.

Product Management, Marketing/Communications and Global Services

Product Management

Our telecom product management duties fall under the responsibility of a specific vice-president for wireline, wireless and service assurance activities. Each product management executive is supported by directors and product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, strategic marketing specialists analyze our markets of interests, compile competitive information and identify macro-trends in our sector.

Our Life Sciences and Industrial Group consisted of a Director – responsible for both life sciences and precision assembly sectors – as well as product managers who had various degrees in engineering, science and business administration. Product managers, under the direction of the Director, were responsible for all aspects of their business line marketing programs including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns.

The Telecom Division product management team consists of 75 employees, while the Life Sciences and Industrial Division product management team included 16 employees.

Marketing/Communications

The Telecom Division’s Marketing-Communications team, which mainly consists of project managers, marketing writers, translators and graphic artists, supports our product management team by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force and for updating the marketing contents of our website. The Life Sciences and Industrial Division’s Marketing-Communications team shared a variety of marketing initiatives within EXFO.  This group was assisted by product managers, who provided the technical data and collaborative support required to produce product specification sheets, catalogues, application notes and multimedia marketing tools. This Marketing-Communications team was responsible for all advertising material, Website updates, events planning (including trade shows) and direct promotional marketing such as mass mailings and telemarketing. This team also provided the sales tools required by the Life Sciences and Industrial Division’s worldwide sales channels, including maintaining our channel partner programs and support.

Global Services

EXFO’s Global Services operation, which falls under the responsibility of a Senior Director, provides customers with a broad array of support and services worldwide. This team has direct staff in North America, Europe, and Asia. It also provides local support in other regions through select partners. Such a strategy enables EXFO to have a global reach while maintaining strong local ties.

This team’s objective is to directly contribute to the customer’s success and to achieve EXFO’s long-term mission by providing internal and customer-facing services. Specifically, it fulfills its mission by offering:

•	Customer Relationship Management (CRM) Administration – Business Ownership of EXFO’s CRM toolset and evolution.

•
Sales Support – Leverage the effectiveness of its sales force by providing pre-sales and demo support, as well as guiding customers in purchasing the correct equipment for their respective applications, issuing quotations, and promoting our extended warranty service and support program.

•	Order Management – Accurately process customer orders from entry through fulfillment and delivery, and manage order changes.

•
Customer Service – Serve as a primary interface for inbound and outbound customer communication. Provide customers with one central point of contact and work with the customer from purchasing equipment to helping them arrange for service, if necessary.

•
Product Support – Provide expert technical support and deliver product service worldwide. Directly manage EXFO’s Worldwide Service Centers, and the Service Partner Program. Where applicable, furnish installation and on-site servicing for more complex equipment and applications.

•	Systems Services – Provide pre-sale, delivery, post-sale technical support, and system actualization of EXFO’s test and service assurance systems.

•	Education Services – Aggregate expertise, develop material, and deliver free and fee-based training.

•	Professional Services – Provide value-added solution services for EXFO’s test and system customers.

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. As at November 1, 2010, we had 369 employees involved in our telecom manufacturing operations. Most of our telecom manufacturing activities, which occupy a total of approximately 125,000 square feet, are spread among five buildings: two in Quebec City, Canada, one in Shenzhen, China, one in Oulu, Finland and one in Chelmsford, USA.

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

•
Supply-Chain Management.  This department is responsible for sales forecasting, raw material procurement, material-cost reduction and vendor performance management. Our products consist of optical, electronic and mechanical parts, which are purchased from suppliers around the world. Approximately one-third of our parts are manufactured to our specifications. Materials represent the largest portion of our cost of goods. Our performance is tightly linked to vendor performance, requiring greater emphasis on this critical aspect of our business.

Our Life Sciences and Industrial Division’s manufacturing operations, which we sold on October 1, 2010, occupied 8,000 square feet in Toronto, Canada. This group manufactured light sources and related accessories, fluorescence illumination systems and precise positioning equipment for the life sciences and high-precision assembly markets. Operations consisted of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Recognizing the importance of reduced time-to-market for our solutions, we focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly. Following were key manufacturing responsibilities of our Life Sciences and Industrial Division’s manufacturing operations in Toronto, Canada:

Manufacturing. This department consisted primarily of assembly and test capabilities in which all major manufacturing elements were subcontracted to various key suppliers. These components were integrated into assemblies and tested in order to ensure all operating specifications were met for each product manufactured. Cross-training of assembly technicians for each product group ensured scalability of manufacturing to meet customer demand. In addition, this group was responsible for capacity and production planning, which were necessary on an on-going basis to ensure that adequate resources were available to meet forecasted and actual demand.

Supply Chain Management. This department was responsible for the planning of materials required by manufacturing and developing key-supplier relationships to ensure materials were manufactured to our specifications. This group’s main focus was to work with our worldwide supplier base to find effective manufacturing and logistical solutions in order to reduce costs and cycle time. Paramount to this process was an effective communication system that provided timely feedback to our suppliers and formed an important element of our supplier evaluation system.

Manufacturing Engineering and Quality Assurance. This department was responsible for product integrity throughout the manufacturing cycle. From the release of new products, through the new product introduction process, and configuration management to manage engineering change, we ensured consistent manufacturing processes throughout the product life cycle. In conjunction with the above process, quality was maintained by performing quality tests at incoming receiving and final product verification. The responsibility for product quality was shared by all team members throughout the company and did not reside solely with the quality group.

Competition

The wireline and wireless test and service assurance industry is highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

•	product performance and reliability;
•	price;
•	level of technological innovation;
•	product lead times;
•	breadth of product offerings;
•	ease of use;
•	brand-name recognition;
•	customer service and technical support;
•	strength of sales and distribution relationships; and
•	financial stability.

Main competitors in the test environment include global suppliers like Anritsu Corporation, JDS Uniphase Corporation, and Yokogawa Electric Corporation, as well as niche players like Fluke (an operating division within Danaher Corporation) and VeEX Inc. On the service assurance side, we mainly compete against Anritsu Corporation, Ineoquest Technologies, Inc., JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, and Tektronix, Inc., (an operating division within Danaher Corporation).

Competition for our life sciences and industrial solutions was quite varied, depending upon product line. OmniCure’s competitors, which sell light-based curing products, included Dymax Corporation, Henkel Corporation in North America and Europe, as well as Hamamatsu Photonics K.K., Ushio Inc., Omron Corporation, Hoya Corporation  and Panasonic Corporation in Asia. Excelerate competed globally with products from well-established companies such as Dr. Honle, Nordson and Integration Technologies. With regard to the X-Cite® Fluorescence Illumination Systems, main competitors consisted of microscope manufacturers who had developed lamp housings for low-wattage mercury burners in-house. Additional competitors included CoolLED and Prior Scientific. Finally, our motion-control instruments, which were designed for various life science applications, competed against products from companies like Sutter Instruments and Narishige.

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

In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC’s regulations, our products must comply with certain electro magnetic compatibility (EMC) requirements to insure they do not generate and are immune from electrical noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA’s non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA’s regulations applicable to our products are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA. Furthermore, for our Life Science and Industrial Division, certain U.S. states require mandatory product registration and reporting of Mercury-added products being imported. This registration is controlled by the Interstate Mercury Education and Reduction Clearinghouse (IMERC).

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

In Europe, with the implementation of the WEEE directives for recycling of electronic products in selected European Countries (2002-96-EC), we have appointed a task force committee consisting of our management and employees, distributors and other partners as the case may be, to ensure full compliance with regulations and oversee the management, logistics, recycling rate, disposal services and activities related to recycling of electronic equipment and products within the member states.

Additionally, to address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or “RoHS” Directive (2002-95-EC), which applies to all products included within the scope of WEEE directive with the exception of Categories 8 (Medical devices) and 9 (Monitoring and control instruments). Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the directive. To ensure compliance to this directive, a formal restricted substances control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS directive.

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

As of August 31, 2010, our records indicate that we held 52 (14 related to our Life Science and Industrial Division)  actively-maintained granted patents from the U.S. (including one “design” patent), eleven in Finland, seven from Canada, four from China, six from Germany (including one “Utility Model”), five from the United Kingdom, five from France, as well as one patent in each of six other European countries. In addition, we have in process 28 US patent applications, 8 Canadian patent applications, 14 European applications, and two applications in China, and as well as five applications under the Patent Cooperation Treaty, which have not yet entered the national/regional phase. The expiration dates of our active issued patents range from December 2011 to May 2027.

We consider nine of our inventions for which patents have either been granted or are pending to be material. These inventions are:

•
a method and apparatus for characterizing optical power levels in three-wavelength, bidirectional fiber-to-the-home systems. This invention describes how the optical power can be measured at the two-downstream and one upstream wavelengths used to connect a residence or business customer, while maintaining the signal continuity necessary to keep the home-based Optical Network Terminal operating.  This invention underlies the two-port version of our PPM-350 series of PON power meters;

•
a method for determining the optical signal-to-noise ratio employing an optical spectrum analyzer, which is particularly advantageous for use with tightly-filtered DWDM signals used in high-bandwidth optical networks.  This invention is a key value-added option to our FTB-5240-S series of portable optical spectrum analyzers;

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

•
a method and apparatus to determine the theoretical and practical data rates for a cable under test. This invention forms the basis of the EXFO CableSHARK product, describing how two test devices, communicating with each other via the cable under test, can predict the performance of a pair of ADSL (Asymmetric Digital Subscriber Line) modems, and in case of problems, analyze the cause of the modems’ failure to synchronize;

•	a method and system for hardware time stamping packetized data to provide sub-microsecond accuracy in test measurements, which is embedded in the Brix100M, Brix1000, and Brix2500 Series Verifiers;

•
a method for actively analyzing a data packet delivery path to provide diagnostics and root cause analysis of network delivery path issues, which is embedded in BrixCall, BrixNGN, and BrixVision applications of EXFO Service Assurance;

•	a distributed protocol analyzer for quality-of-service measurement. This invention underlies the combined QoS measurements offered in the NetHawk iPro and NetHawk M5 products;

•
a communication methodology used to perform independent bi-directional protocol testing over a connection or connectionless network between two test instruments, wherein the transfer mechanism of status and intermediate test results during an active test and the transmission of the final results to one of the instruments enables the user to perform a bidirectional single-ended test.  This invention is at the heart of the EXFO Datacom product families, including applications in conformity with the recent EtherSAM standard test suite.

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

C.            Organizational Structure

As of November 1, 2010, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

D.            Property, Plants and Equipment

Our head offices and facilities are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have facilities in Montreal, Province of Quebec, Canada (formerly EXFO Protocol), in Concord, Ontario, Canada (formerly Consultronics Limited), in Chelmsford, Massachusetts, United States (EXFO Service Assurance Inc.), in Eastleigh, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Gothenburg, Sweden (EXFO Sweden Aktiebolag), in Oulu, Finland (NetHawk Oyj), in Lappeenranta, Finland (NetHawk Oyj), in Bhubaneswar, India (NetHawk Networks India Pvt. Ltd.), in Richardson, Texas, United States (NetHawk Corporation).

In addition, we maintain sales offices and/or have regional sales managers located in China, Czech Republic, France, Germany, Great Britain, India, Mexico, Singapore, Spain, Sweden, United Arab Emirates and the United States.

During our 2010 fiscal year, one relocation activity was completed. In July 2010, our Service Assurance operations were relocated to a new premise in Chelmsford. The lease of the vacant building terminated on September 30, 2010 as per the original lease agreement. On September 20, 2010, we purchased premises in Magarpatta, Pune and we planned to relocate starting in November 2010, our R&D based in Koregaon Park, Pune and In Wadgaon Sheri,Pune.

The following table sets forth information with respect to the main facilities that we occupy as of November 1, 2010.

Location	Use of Space	Square Footage	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Fully occupied for manufacturing of telecom products	44,000	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Fully occupied for research and development, manufacturing, management and administration	129,000 (1)	Owned
2650 Marie-Curie St-Laurent (Quebec) H4S 2C3	Fully occupied for research and development, management and administration	26,000	Leased
160 Drumlin Circle Concord (Ontario) L4K 3E5	Partially occupied for research and development, product management and administration	23,500 (2)	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Partially occupied for research and development, manufacturing, management and administration	29,000 (3)	Leased
Omega Enterprise Park Electron Way, Chandlers Ford, Eastleigh, Hampshire S053 4SE United Kingdom	Fully occupied for European customer service, sales management and administration	10,000	Leased

Location	Use of Space	Square Footage	Type of Interest
3rd Floor, Building 10, Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126, China	Partially occupied for manufacturing of telecom products	56,000 (4)	Leased
113/1, Lane 4A Koregaon Park Pune 411001, India	Fully occupied for research and development	5,986	Leased
Office No 701, Building 1 The Cerebrum IT Park Wadgaon Sheri, Pune 411014 India	Fully occupied for research and development	16,840	Leased
NetHawk Oyj (Headquarters) Elektroniikkatie 2 FI-90590 Oulu, Finland	Partially occupied for research and development, manufacturing, management and administration	16,554 (5)	Leased
NetHawk Networks India Pvt. Ltd. 5th floor, IDCO Tower 2000 Mancheswar Industrial Area Bhubaneswar 751010, India	Fully occupied for research and development	25,239	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.
(2)	Approximately 50% of this premise is occupied
(3)	Approximately 50% of this premise is occupied.
(4)	Approximately 80% of this premise is occupied.
(5)	Approximately 75% of this premise is occupied.

Item 4A.                      Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications industry; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of the consolidated financial condition and results of operations is dated November 5, 2010.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers toward broadband deployments and fixed-mobile IP (Internet protocol) network convergence are firmly entrenched in the global telecommunications industry despite a slow recovery in the general economic environment. Although network operators are not significantly increasing capital expenditures in calendar 2010, they are spending more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s updated Visual Networking Index, global IP traffic will quadruple from 2009 to 2014, reaching almost 64 exabytes per month in 2014. (An exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 39-fold during the same period. Bandwidth demand is driven by a wide range of applications including various forms of IP video, peer-to-peer file sharing, social networking, Internet gaming as well as increased penetration of media-rich smartphones and notebooks.

To  support  such  explosive  bandwidth  growth,  wireline  networks are being  transformed into  next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. Such networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while a few network operators have already begun 100 Gbit/s Ethernet field trials. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments in upcoming years to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE (long-term evolution) adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance suppliers in fiscal 2010.

COMPANY OVERVIEW

We are a leading provider of test and service assurance solutions for wireless and wireline network operators and network equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions to assess the performance and reliability of converged IP (Internet protocol) fixed and mobile networks. Our products are sold in approximately 100 countries around the world.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors. Over the past several years, we have enhanced our competitive position through acquisitions of protocol, copper/xDSL and service assurance test businesses for the wireless and wireline telecommunications industry.

In the fourth quarter of 2010, we engaged in a plan to sell our Life Sciences and Industrial Division to focus our activities in the telecom test and service assurance market. We announced and closed the sale of that Division on October 1, 2010 for a selling price of $24.3 million. Consequently, this Division has been considered as an operation held for sale and presented as discontinued operations in our consolidated financial statements. Related assets and liabilities have been reclassified as assets held for sale and liabilities related to assets held for sale and revenues and expenses have been reclassified from continuing operations to discontinued operations for all reporting years. The Life Sciences and Industrial Division included the operations of EFOS Inc. (renamed EXFO Photonic Solutions Inc.), acquired in March 2001 for its precision light-based, adhesive spot-curing technology as well as most of the operations of Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.), acquired in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems, which were consolidated since then with those of EXFO Photonic Solutions Inc. The operations of that Division are located in Toronto, Canada.

On March 12, 2010, we acquired 91% of the issued and outstanding common shares of NetHawk Oyj (NetHawk). Headquartered in Oulu, Finland, NetHawk was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators. On March 15, 2010, we made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, we entered into a statutory procedure under the Finnish Companies Act by which we acquired the remaining of the issued and outstanding common shares that were not tendered under the voluntary offer. Total consideration was comprised of a cash consideration of €37.3 million (US$51.1 million), including acquisition-related costs of $2.8 million, or €25.1 million (US$34.4 million), excluding NetHawk’s cash of €12.1 million (US$16.7 million) at the acquisition date, plus a cash contingent consideration of up to €8.7 million (US$11.0 million) based on a certain sales volume of NetHawk products over the three years following the acquisition. The cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs include an amount of $780,000 for a statutory transfer tax payable in Finland based on the purchase price of shares.

In February 2009, we closed the acquisition of Sweden-based PicoSolve Inc., a supplier of ultra-high-speed optical sampling oscilloscopes for 40G and 100G research and development, manufacturing and deployment applications.

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

In fiscal 2008, we opened our own manufacturing facilities in Shenzhen, China. With the recent acquisition of NetHawk, which has manufacturing activities in Oulu, Finland, we now have three main manufacturing sites, including our plant in Quebec City. In addition, since fiscal 2008, we have been accelerating the deployment of a software development center in Pune, India. With the recent acquisition of NetHawk, which has a software development center in Bhubaneswar, India, we now have two development centers in India. This enables us to benefit from the wealth of IP expertise in India, to accelerate product development―especially for our wireless and wireline software-intensive protocol test and service assurance solutions―to take advantage of a lower cost structure. These two R&D centers also supplement the research and development capabilities of our labs in Boston, Toronto, Montreal and Quebec City, as well as in Oulu, Lappeenranta and Dallas from NetHawk.

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

We launched 20 new products in fiscal 2010, including four in the fourth quarter, compared to 26 in fiscal 2009. Key product introductions in fiscal 2010 included among others a new service assurance solution for 4G/LTE mobile networks; an end-to-end IP video service assurance solution; a new standards-based test methodology (EtherSAM) across EXFO’s Ethernet product offering for Carrier Ethernet and mobile backhaul service deployments; a high-resolution optical spectrum analyzer (OSA) for in-depth characterization of optical networks with narrow channel spacing; and an optical modulation analyzer for complete characterization of signals up to 100G. Following the year-end, we released the new FTB-1 platform, a handheld unit optimized for fiber-to-the-home (FTTH) and Ethernet test applications.

We reported record-high sales of $202.8 million for our continuing operations (formerly our Telecom Division) in fiscal 2010, which represented an increase of 32.4% year-over-year. Sales for fiscal 2010 included $14.5 million from newly acquired NetHawk since its acquisition on March 12, 2010. NetHawk’s sales for the period were reduced by $1.3 million to account for an adjustment to deferred revenue in the purchase price allocation. In addition, in fiscal 2010, we believe that we gained market share and we benefited from improving economic and market conditions that mainly contributed to the increase of our sales of optical and copper-access test solutions year-over-year. Also, in fiscal 2010, we recorded in our sales foreign exchange gains on our forward exchange contracts of $1.5 million, compared to foreign exchange losses of $3.2 million in 2009, which contributed to the increase of our sales of $4.7 million year-over-year. Finally, our strong product offering contributed to the increase of our sales year-over-year. In fact, our sales in fiscal 2010 were positively impacted by the recent launches of certain key new products such as the portable test solution for characterizing 100 Gbit/s Ethernet and 40/43 Gbit/s SONET/OTN networks, the FTB-5600 Distributed PMD Analyzer, the new software releases for the IMS InterWatch platform and Packet Blazer product lines that support the migration of voice and video applications  to the IPv6 (Internet protocol, version 6), the  next-generation  FTB-500 multilayer  platform,  the AXS-200/635 triple-play tester and the optical modulation analyzer for complete characterization of signals up to 100 GBd. Excluding the positive impact of the acquisition of NetHawk and the foreign exchange gains on our forward exchange contracts, our sales would have increased 19.5% year-over-year organically.

We reported GAAP earnings from continuing operations before extraordinary gain of $3.6 million, or $0.06 per diluted share, in fiscal 2010, compared to a loss of $20.9 million, or $0.34 per share, in 2009. Earnings from continuing operations before extraordinary gain for fiscal 2010 included $6.5 million in after-tax amortization of intangible assets and $1.7 million in stock-based compensation costs. Loss from continuing operations before extraordinary gain for fiscal 2009 included a pre-tax impairment of goodwill of $21.7 million and a pre-tax charge of $1.0 million in severance expenses for the 58 employees who were terminated throughout the company. It also included $3.0 million in after-tax amortization of intangible assets and $1.3 million in stock-based compensation costs.

EBITDA (including continuing and discontinued operations) were at $27.3 million, or 12.0% of sales in fiscal 2010, compared to $14.5 million, or 8.4% of sales in 2009. EBITDA for fiscal 2009 included pre-tax charges of $1.2 million in severance expenses for the 65 employees who were terminated throughout the company and stock-based compensation costs of $1.4 million ($1.8 million in 2010). However, EBITDA for 2009 included a pre-tax research and development tax credits recovery of $1.9 million. EBITDA represent net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain; see further in this document for a comprehensive reconciliation of EBITDA to GAAP net earnings (loss).

In fiscal 2010, we faced a substantial increase in the value of the Canadian dollar versus the US dollar, the euro and the British pound compared to 2009; this had a two-fold negative impact on our financial results. Firstly, the average value of the Canadian dollar versus the US dollar increased 12.8% in fiscal 2010, compared to 2009. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (denominated in Canadian dollars) increased when translated in US dollars for reporting purposes in fiscal 2010.

Secondly, we recorded a foreign exchange loss of $1.5 million in fiscal 2010, which mainly represents the effect of the increase in the period-end value of the Canadian dollar versus the US dollar, the euro and the British pound on our balance sheet items during that year. In comparison, in fiscal 2009, we reported a foreign exchange gain of $1.1 million following the decrease in the value of the Canadian dollar compared to the US dollar during that year.

On November 6, 2009, we announced that our Board of Directors had authorized the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.3 million subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid started on November 10, 2009, and ended on November 9, 2010. All shares repurchased under the bid were cancelled. In fiscal 2010, we have repurchased 3,600 shares for a total redemption price of $14,000.

On November 5, 2010 we announced that our Board of Directors approved the third renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.0 million of subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 10, 2010, and will end on November 9, 2011, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 3704 or fax number (418) 683-9839 a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2008 and 2010, no customer accounted for more than 10% of our sales, with our top customer representing 8.4% and 4.9% of our sales, respectively. In fiscal 2009, our top customer accounted for 13.1% of sales.

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

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and grants on research and development activities carried out in Canada and Finland. All related research and development tax credits and grants are recorded as a reduction of gross research and development expenses.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

Three-Year Strategic Objectives

Our goal is to become the market leader in the global telecom test and service assurance industry. Given the emergence of IP video, social networking and media-rich smartphones, wireless and wireline network operators and equipment manufacturers are faced with a major spending cycle to meet soaring bandwidth demand on their converged, IP fixed and mobile networks.

To achieve our long-term vision, we plan to:

•	Capitalize on bandwidth explosion in the telecom industry with the introduction of innovative, market-driven test and service assurance solutions;

•	Focus on the convergence of IP fixed and mobile networks, including emerging technologies like 4G/LTE and high-speed Ethernet;

•	Leverage our leadership in optical testing for new opportunities like wireless backhaul, fiber-to-the-home, and 40G and 100G network upgrades;

•
Move up the IP networks value chain by leveraging the intelligence, or computing capacities, of our modular test platforms with our service assurance systems to develop a series of value-added solutions; and

•	Accelerate profitability through globalization and execution.

In our fiscal 2009 Annual Report, we established three corporate performance objectives to gauge the success of our overall plan over the next three years (2010-2012):

o	Increase sales by a CAGR* of 20% or more
o	Raise gross margin to 64%
o	Double EBITDA** in dollars

*	Compound annual growth rate
**	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

However, in fiscal 2010, following the recent acquisition of NetHawk and the divestiture of our Life Sciences and Industrial Division following the year-end, we updated our corporate performance objectives for the same three-year period extending from fiscal 2010 to 2012:

o	Increase sales by a CAGR of at least 25%
o	Raise gross margin to 65%
o	Increase EBITDA in dollars by a CAGR of at least 30%

These three-year objectives were established based on results achieved in the past few years as well as on our strategic plan for the next three years. We are witnessing a period of significant investments in the telecom industry and we believe we are well-positioned to take advantage of the wealth of growth opportunities—from the network core to the edge. Namely, we expect to benefit from high-growth sectors like 4G/LTE applications, wireless backhaul, fiber-to-the-home, Carrier Ethernet, as well as 40G and 100G network upgrades to bolster sales and earnings. These objectives will guide our actions in upcoming years as we are committed to maximizing shareholder value.

Results Achieved in Fiscal 2010

Our corporate performance objectives were established and updated taking into account the sales and operating results of our Life Sciences and Industrial Division, which are now presented as discontinued operations in our GAAP figures for fiscal 2008, 2009 and 2010. As such, sales and operating results of that Division were included in the results achieved in fiscal 2010.

In fiscal 2010, sales including those of the discontinued operations increased 32.0% compared to 2009. Our gross margin, including the effect of the discontinued operations, reached 62.4%, 1.1% higher compared to 61.3% in 2009. Finally, EBITDA, including the results of the discontinued operations, amounted to $27.3 million, or 12.0 % of sales in fiscal 2010, representing an increase of 88.8% compared to 2009. See further in this document for a reconciliation of the GAAP sales and GAAP gross margin to the global sales and global gross margin, including the effect of the discontinued operations and a reconciliation of GAAP net earnings (loss) to EBITDA.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

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

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

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

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Allowance for doubtful accounts. We estimate collectability of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Reserve for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis, and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. Expected needs are usually estimated over a twelve-month period. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

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

We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets. Future discounted cash flows may be lower than expected and our stock price may decrease to a level that would cause the fair value of our reporting units to be lower than their carrying value. This may lead to goodwill impairment loss in the future.

Future income taxes. We provide for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using substantively enacted income tax rates expected for the years in which the assets are expected to be realized or the liabilities to be settled. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the expected volatility of our shares, the expected life of the awards and the forfeiture rate.

New accounting standards and pronouncements

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We adopted this new standard on September 1, 2009, and its adoption had no material effect on our consolidated financial statements.

In June 2009, the CICA amended section 3862, “Financial Instruments − Disclosures”, to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Section 3862 are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

We adopted these amendments on September 1, 2009, and their adoption had no measurement impact on our consolidated financial statements.

To be adopted after fiscal 2010

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

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

Should we decide to adopt one of these three new sections earlier, we must adopt all three at the same date.

In December 2009, the CICA’s Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables“, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. We will adopt this standard on September 1, 2010 and we are currently evaluating the impact that EIC-175 will have on our consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board announced that Canadian GAAP, as used by publicly accountable enterprises, will be converged with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). Accordingly, we will adopt these standards during our fiscal year beginning on September 1, 2011 and we will be required to report under IFRS and to provide IFRS comparative information for the fiscal year ending on August 31, 2011. Although the conceptual framework of IFRS is similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures.

As part of the IFRS conversion project, we have set up an IFRS-dedicated team at different levels of the organization and have also retained the service of an external expert advisor to assist us. A process for reporting regular progress to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

•
Diagnostic phase – This phase involves an initial scoping of significant accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls and information systems.

•
Design and Solutions Development phase – This phase involves a detailed analysis of identified accounting treatment differences, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

•
Implementation phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

•	Post-Implementation phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

We have completed the Diagnostic phase to assess and scope the significant differences between existing Canadian GAAP and IFRS as well as the impact on our consolidated financial statements.

We are currently completing the Design and Solutions Development phase to evaluate the overall impact of adopting these new standards on our consolidated financial statements. Following the Diagnostic phase, we have initiated a detailed analysis of the accounting policies affected by the adoption of IFRS, which is expected to be completed throughout calendar 2010.

Significant differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting areas	Differences with potential impact
Hedge accounting	•
IAS 39, “Financial Instruments: Recognition and Measurement”, does not permit to use the shortcut method to assess hedge effectiveness of hedging relationships. We have elected to use the dollar-offset method, as permitted by IFRS, to assess the effectiveness of our cash flow hedges and we will recalculate the effectiveness with this new method, which may potentially result into ineffectiveness that did not exist under the previous method. However, we do not anticipate significant reclassification of hedge relationships. The review of our documentation was completed as at September 1, 2010, being the transition date.

Presentation of financial statements	•
Under IAS 1, “Presentation of Financial Statements”, expenses must be classified by their nature or by their function in the income statement. We elected to present our income statement by function. Accordingly, upon the adoption of IFRS, amortization expenses will be allocated to function rather than being showed as separate lines in the income statement as currently permitted under Canadian GAAP.

Impairment of assets	•
IAS 36, “Impairment of Assets”, requires a single-step approach for impairment testing of individual assets or a group of assets in cash generating units (CGUs) on the basis of independent cash inflows whereas Canadian GAAP uses a two-step approach. However, we do not anticipate significant additional impairment due to that one-step approach.

Key accounting areas		Differences with potential impact
Property, plant and equipment	•
IAS 16, “Property, Plant and Equipment”, reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. Based on the analysis of our property, plant and equipment, we do not expect additional componentization under IFRS.

Leases	•
Under IAS 17, “Leases”, a lease is classified as either a finance lease or an operating lease. Lease classification depends on whether substantially all the risks and rewards incidental to ownership of the leased assets have been transferred from the lessor to the lessee, and is made at inception of the lease. A number of indicators are used to assist in lease classification; however, quantitative thresholds are not offered as indicators as under current Canadian GAAP. We reviewed all existing significant leases, which are classified as operating leases under Canadian GAAP, and concluded that their classification is in accordance with IAS 17.

Translation of foreign operations	•
Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, for foreign entities with the same functional currency as the parent company, the corresponding exchange difference is recognized in the statement of earnings of that entity; and for foreign entities with a functional currency other than the functional currency of the parent company, the corresponding exchange differences should be recognized in a separate component of other comprehensive income. We assessed the functional currency of our foreign operations and concluded that the adoption of IAS 21 will have no impact on our consolidated financial statements.

Business combinations	•
As permitted by IFRS 1, “First Time Adoption of International Financial Reporting Standards (IFRS)”, we will not apply IFRS 3, “Business Combinations”, to business combinations completed before the transition date, that is, September 1, 2010.

This is not an exhaustive list of all the impacts that could occur during the conversion to IFRS. Additionally, we are completing an IFRS financial statement in accordance with IAS 1, “Presentation of Financial Statements”. In addition, we analyzed the effects on information technology and internal controls and we do not foresee any significant modifications to our information technology and data systems and internal controls.

In addition, some transitional options permitted under IFRS were analyzed. In most cases, we will opt for a prospective application when the choice is available, namely for business combinations as described above.

We have provided training for key employees and stakeholders. Additional training will be ongoing as necessary until full adoption in fiscal 2012.

As IASB work plan anticipates the completion of several significant projects in calendar years 2010 and 2011, we continue to track the progress of these projects. However, it is difficult to predict the IFRS that will be effective at the end of our first IFRS reporting period. Our decisions may change if previously unconsidered new standards or amendments are introduced before our changeover date.

Our IFRS project is progressing according to plan, and we will provide updates as further progress is achieved and conclusions are reached.

RESULTS OF OPERATIONS

The following table sets forth Canadian GAAP consolidated financial statements data in thousands of US dollars, except per-share data, and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2010	2009	2008	2010	2009		2008
Sales	$202,757	$153,082	$160,981	100.0%	100.0%		100.0%
Cost of sales (1)	73,901	57,897	64,364	36.4	37.8		40.0
Gross margin	128,856	95,185	96,617	63.6	62.2		60.0
Operating expenses
Selling and administrative	66,612	58,067	54,869	32.9	37.9		34.1
Net research and development	37,847	27,213	24,580	18.7	17.8		15.3
Amortization of property, plant and equipment	5,757	4,453	4,137	2.8	2.9		2.6
Amortization of intangible assets	7,773	5,033	3,862	3.8	3.3		2.3
Restructuring charges	–	963	–	–	0.6		–
Impairment of goodwill	–	21,713	–	–	14.2		–
Total operating expenses	117,989	117,442	87,448	58.2	76.7		54.3
Earnings (loss) from operations	10,867	(22,257)	9,169	5.4	(14.5)		5.7
Interest income (expense), net	(292)	592	4,381	(0.1)	0.4		2.7
Foreign exchange gain (loss)	(1,496)	1,074	404	(0.8)	0.7		0.3
Earnings (loss) before income taxes	9,079	(20,591)	13,954	4.5	(13.5)		8.7
Income taxes
Current	715	587	(7,154)	0.4	0.4		(4.5)
Future	4,814	(321)	12,815	2.3	(0.2)		8.0
Recognition of previously unrecognized future income tax assets	–	–	(5,324)	–	–		(3.3)
	5,529	266	337	2.7	0.2		0.2
Earnings (loss) from continuing operations before extraordinary gain	3,550	(20,857)	13,617	1.8%	(13.6	) %	8.5%
Net earnings from discontinued operations	3,069	4,272	1,771
Earnings (loss) before extraordinary gain	6,619	(16,585)	15,388
Extraordinary gain	–	–	3,036
Net earnings (loss) for the year	$6,619	$(16,585)	$18,424
Basic and diluted earnings (loss) from continuing operations before extraordinary gain per share	$0.06	$(0.34)	$0.20

Basic and diluted net earnings (loss) per share	$0.11	$(0.27)	$0.27

Research and development data:
Gross research and development	$44,551	$33,584	$30,167	22.0%	21.9%		18.7%
Net research and development	$37,847	$27,213	$24,580	18.7%	17.8%		15.3%

Consolidated balance sheets data:
Total assets	$273,502	$240,371	$293,066

(1)	The cost of sales is exclusive of amortization, shown separately.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

SALES

Fiscal 2010 vs. 2009

In fiscal 2010, our sales increased 32.4% to a record-high $202.8 million, compared to $153.1 million in 2009.

The following table summarizes information about our sales for the years ended August 31, 2009 and 2010, in thousands of US dollars:

	Year ended August 31, 2010	Year ended August 31, 2009	Change in $	Change in %

Sales	$202,757	$153,082	$49,675	32.4%

(Gains) losses on forward exchange contracts	(1,517)	3,178	(4,695)

Sales, excluding gains/losses on forward exchange contracts (non-GAAP measure)	201,240	156,260	44,980	28.8

Impact of the recent acquisition (NetHawk)	(14,483)	–	(14,483)

Organic sales (non-GAAP measure)	$186,757	$156,260	$30,497	19.5%

See further in this document for information about non-GAAP financial measures.

First, in fiscal 2010, we believe we gained market share, namely in the optical and copper-access space, which contributed to the increase of our sales year-over-year.

In addition, in fiscal 2010, NetHawk, which was acquired on March 12, 2010, contributed about five and a half months to our sales, which caused them to increase $14.5 million year-over-year. NetHawk’s sales for this period were reduced by $1.3 million to account for an adjustment to deferred revenue in the purchase price allocation. NetHawk contributed to the increase of our sales of protocol test solutions year-over-year.

Furthermore, in fiscal 2010, we benefited from improving economic and market conditions following the global economic recession that negatively affected our sales in fiscal 2009, allowing customers to invest in their networks in order to accommodate bandwidth-intensive applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP architectures. In 2009, many network operators delayed capital-intensive deployment decisions on FTTx rollouts and capacity expansion, opting to increase speed rather than digging trenches to add new fiber-optic cables. However, in fiscal 2010, network operators restarted investing worldwide in capital-intensive deployments and capacity expansion on the basis of the current recovery in the telecom market. These improved market conditions mainly contributed to the increase of our sales of optical and copper-access test solutions.

Finally, in fiscal 2010, we recorded in our sales foreign exchange gains of $1.5 million on our forward exchange contracts, compared to foreign exchange losses of $3.2 million in 2009, which contributed to the increase of our sales of $4.7 million year-over-year.

In terms of product lines, we reported a sales increase of 43.3% for our protocol test solutions, as they reached a record-high $78.7 million, compared to $54.9 million in 2009. Sales of protocol test solutions in fiscal 2010 included the $14.5 million contribution of newly acquired NetHawk. Excluding sales of newly acquired NetHawk, our sales of protocol test solutions would have increased 16.9% in fiscal 2010 compared to 2009 on the strength of improved market and economic conditions year-over-year. On the other hand, sales of fiscal 2009 included $6.7 million worth of orders shipped to a Tier-1 North American wireless operator for our service assurance solutions. In fiscal 2010, we did not have such a large single order from that customer.

Sales of our optical test solutions increased 14.2% to $109.1 million in fiscal 2010 compared to $95.5 million in 2009. Improved market and economic conditions year-over-year resulted in higher sales in fiscal 2010 as we almost came back to the pre-recession level of 2008. In addition, we believe we gained market share in fiscal 2010. Furthermore, year-end budget flush-outs from some of our customers caused our sales to increase in fiscal 2010, compared to the same period last year. In fiscal 2009, we did not have such level of year-end budget flush-outs as they may vary significantly from year to year. Finally, our sales of fiscal 2010 were positively impacted by the recent launch of significant new products such as our patent-pending distributed PMD analyzer, our next-generation FTB-500 multilayer platform and our optical modulation analyzer for complete characterization of signals up to 100 GBd. These major products contributed to the increase of our sales year-over-year.

Sales of our copper-access test solutions increased 131.2% to $13.4 million compared to $5.8 million in 2009. In fiscal 2010, we reached a multimillion-dollar deal with a Tier-1 European operator for our AXS-200/635 triple-play tester, and recognized $5.3 million of sales to this customer during the year, which contributed for the most part to the year-over-year increase in sales. In addition, this product family benefited from improved market conditions year-over-year as the access segment was severely impacted by the recession in 2009. Finally, in fiscal 2010, our AXS-200/635 triple-play tester was approved by three Tier-1 North American network operators to support their deployment of next-generation VDSL2 services and applications. We believe the combined deals could reach several millions of dollars over the next two or three years or over a mid-term horizon.

Fiscal 2009 vs. 2008

In fiscal 2009, our sales decreased 4.9% to $153.1 million from $161.0 million in 2008.

The following table summarizes information about our sales for the years ended August 31, 2008 and 2009, in thousands of US dollars:

	Year ended August 31, 2009	Year ended August 31, 2008	Change in $	Change in %

Sales	$153,082	$160,981	$(7,899)	(4.9	) %

(Gains) losses on forward exchange contracts	3,178	(4,171)	7,349

Sales, excluding gains/losses on forward exchange contracts (non-GAAP measure)	156,260	156,810	(550)	(0.4)

Impact of the recent acquisitions (1)	(25,327)	(5,423)	(19,904)

Organic sales (non-GAAP measure)	$130,933	$151,387	$(20,454)	(13.5	) %

(1)	Includes Brix Networks and Navtel Communications.

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

However, the decrease in sales in fiscal 2009, compared to the same period last year, was offset in part by the inclusion of the sales of newly acquired Brix Networks and Navtel Communications products. In fact, sales of Brix Network and Navtel Communications amounted to $25.3 million in 2009, compared to $5.4 million in 2008. Brix Networks and Navtel Communications were acquired two months and one month into the third quarter of fiscal 2008, respectively. Excluding sales of Brix Networks and Navtel Communications and the impact of the foreign exchange gains or losses on our forward exchange contracts, our sales would have decreased 13.5% organically year-over-year in 2009, reflecting the impact of the global economic recession and the decrease of the Canadian dollar, euro and British pound compared to the US dollar.

In fiscal 2009, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications. Protocol test solutions sales, buoyed by network capacity upgrades on wireline and wireless networks, increased 63.1% year-over-year (organic growth of 4.8% excluding sales of our new acquisitions of fiscal year 2008) as they reached $54.9 million in 2009, compared to $33.7 million in 2008. During fiscal 2009, we shipped $6.7 million worth of orders to a Tier-1 wireless operator in North America for our service assurance test solutions, which increased our protocol sales year-over-year. However, sales of our optical test solutions decreased 17.5% to $95.5 million, from $115.7 million in 2008. Also, in fiscal 2009, we posted a year-over-year sales decrease of 21.8% ($5.8 million in fiscal 2009, compared to $7.4 million in 2008) for our copper-access test solutions. Our optical business was more affected by difficult market conditions, as many network operators deferred capital-intensive deployment decisions on FTTx rollouts and capacity expansion, opting to increase speed rather than digging trenches to add new fiber-optic cables. We believe that we still gained market share in the optical segment despite our year-on-year revenue decline. The access segment was also severely impacted by the recession, but we believe in this case that we have likely lost some market share from a small overall market presence, as our new products have not yet created a significant impact in the market.

Net bookings

Net accepted orders increased 31.1% year-over-year to a record-high $211.4 million in fiscal 2010 from $161.2 million in 2009, for a book-to-bill ratio of 1.04 in fiscal 2010. In fiscal 2010, as mentioned earlier, we benefited from improving economic and market conditions as well as from our strong product offering. In addition, NetHawk, acquired on March 12, 2010, contributed about five and a half months to our bookings. In fiscal 2009, we were affected by the global economic recession, which had a negative impact on our bookings during that period.

Geographic distribution

Fiscal 2010 vs. 2009

In fiscal 2010, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 52%, 30% and 18% of sales, respectively, compared to 57%, 28% and 15%, respectively in 2009.

In fiscal 2010, we reported sales increases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 22.6%, 41.2% and 53.0%, respectively.

In the Americas, the increase in sales in fiscal 2010, compared to 2009, mainly comes from the United States and Latin America. In fact, we posted year-over-year sales growth of 24.1% and 48.2% in the United States and Latin America, respectively, in fiscal 2010. In Canada, sales slightly increased 5.5% in fiscal 2010, compared to the same period last year. In fiscal 2010, in the United States, we benefited from improving economic and market conditions as well as from year-end budget flush-outs from some of our customers. Also, in fiscal 2010, we recorded foreign exchange gains on our forward exchange contracts, which are included in our sales to the Americas for the most part, compared to significant forward exchange losses for the same periods last year. This contributed to the increase in our sales to this region year-over-year. Excluding the impact of gains and losses on our forward exchange contracts, sales to the United States would have increased 13.8% year-over-year. Furthermore, sales to the United States in fiscal 2010 were positively impacted by the contribution of newly acquired NetHawk. Finally, it should be remembered that in fiscal 2009, we shipped $6.7 million worth of orders to a Tier-1 US-based wireless operator for our service assurance solutions. Excluding this significant order, the increase in sales to the United States would have been even larger year-over-year. In Latin America, we also benefited from an improving economic environment as we won several deals during the year. Sales to this region depend on the timing and scope of our customers’ projects. In Canada, sales slightly increased in fiscal 2010 compared to the same period last year. In fact, the increase in sales in Canada comes from the increase in the average value of the Canadian dollar compared to the US dollar year-over-year. In Canadian dollars, sales to Canada decreased 6% year-over-year. In fiscal 2009, we shipped large orders to two Canadian Tier-1 network operators, namely for our protocol and copper-access test solutions. Such large orders did not occur in 2010 in Canada.

The increase in sales in the EMEA market, in dollars, in fiscal 2010, compared to 2009, is due in part to the contribution of Finland-based NetHawk to our sales in this region since its acquisition in mid-March 2010. A large portion of NetHawk’s sales are made to the EMEA market. In addition, in fiscal 2010, we shipped $5.3 million worth of orders for our copper-access test solutions to a Tier-1 European operator, which contributed to the increase in sales to this end market year-over-year. Finally, improved economic and market conditions in this region contributed to the increase in our sales year-over-year as carriers are starting to invest in next-generation access and transport networks after several months of delay and spending reductions due to the global economic recession of 2009.

In the APAC market, sales significantly increased in fiscal 2010, compared to 2009. As explained above, we benefited from improving market conditions worldwide in fiscal 2010, which had a positive impact on sales to the APAC market during this period. We are committed to carrying out our strategy to increase our market share with products and solutions developed and targeted for this important market, as well as to expand our market presence. In addition, in fiscal 2010, we benefited from the contribution of newly acquired NetHawk in this region since its acquisition in mid-March 2010.

Fiscal 2009 vs. 2008

In fiscal 2009, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 57%, 28% and 15% of global sales, respectively, compared to 55%, 30% and 15%, respectively in 2008.

In fiscal 2009, we reported sales decreases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC decreased (in dollars) 1.7%, 10.5% and 5.5%, respectively.

In the Americas, the decrease in sales in fiscal 2009, compared to 2008, mostly came from the United States where we posted a year-over-year decrease in sales of 7.6%. The global economic recession in 2009 forced Network Service Providers (NSPs) and Network Equipment Manufacturers (NEMs) to reduce their capital and operating expenses and several customers announced significant reductions in capital expenditures and staffing levels for calendar year 2009 in anticipation of lower revenues; this directly affected our sales in the United States in fiscal 2009, compared to 2008. Also, in fiscal 2009, we recorded significant foreign exchange losses on our forward exchange contracts, which are included in our sales to the Americas for the most part, compared to forward exchange gains in 2008. Excluding the impact of gains and losses on our forward exchange contracts, sales to the United States would have increased 3.6% year-over-year. The decrease in sales to the United States in fiscal 2009 was offset in part by an increase of 32.3% of sales made in Canada, despite the negative impact of a weaker Canadian dollar versus the US dollar year-over-year on our Canadian-dollar-denominated sales. The recession also affected Latin America, where sales decreased 7.8% year-over-year. Finally, the contribution of Brix Networks and Navtel Communications in fiscal 2009 also mitigated the effect of the recession and the currencies on our sales in the United States, as a significant portion of Brix and Navtel sales are made in the United States and Canada.

The decrease in sales in the EMEA market, in dollars, in fiscal 2009, compared to 2008, was also due to the impact of the global recession as we witnessed caution from many of our customers with their fiscal year budgets (calendar 2009). In fact, due to the recession, many Tier-1 carriers in EMEA have postponed or significantly reduced the speed of the migration of their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which negatively impacted the sales of our products. Also, as a portion of the orders in this region are denominated in euros or British pounds, the strength of the US dollar against these currencies in fiscal 2009 had a negative impact on our sales expressed in US dollars for this region, which contributed to the decrease in sales compared to 2008.

In the APAC market, sales to China slightly increased year-over-year, despite the recession and the negative impact of currency fluctuations. In fact, the recession in China has been less severe than in the rest of the world, and we were able to mitigate its impact on our sales in that region. However, the rest of Asia has been affected by the general economic conditions and the currency fluctuations, and our sales to the rest of Asia have decreased 24.2% in fiscal 2009 compared to 2008.

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In fiscal 2010, no customer accounted for more than 10% of our sales, and our top three customers accounted for 12.2% of our sales. In fiscal 2009, our top customer accounted for 13.1% ($20.0 million) of our sales, and our top three customers accounted for 20.1% of our sales. With record-high sales in fiscal 2010, the fact that no customer accounted for more than 10% of our sales and that our top three customers accounted for just over 10% of our sales shows that we have a well-diversified customer base.

GROSS MARGIN

Gross margin amounted to 63.6%, 62.2% and 60.0% of sales in fiscal 2010, 2009 and 2008, respectively.

Fiscal 2010 vs. 2009

In fiscal 2010, we recorded in our sales foreign exchange gains totaling $1.5 million on our forward exchange contracts, compared to foreign exchange losses of $3.2 million in 2009. This contributed to a 1% increase in our gross margin year-over-year.

In addition, the acquisition of NetHawk had a positive impact on our gross margin in fiscal 2010 as its products deliver margins well above our average typical gross margin.

Furthermore, in fiscal 2010, a larger portion of our sales came from products manufactured in our facilities in China compared to 2009; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin year-over-year.

Also, an increased sales volume year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs.

Finally, the increase in the value of the Canadian dollar in 2010 compared to 2009 had a positive impact on our gross margin in 2010; in fact, our procurement costs decreased as the Canadian dollar strengthened compared to the US dollar, since a significant portion of our raw material purchases are denominated in US dollars. This allowed us to improve our gross margin continually over the last few quarters, as our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

On the other hand, in fiscal 2010, our gross margin was negatively affected by the shift in product mix in favor of our copper-access test solutions, as these products deliver lower margins than our other test solutions and we had large orders on which we granted larger discounts.

In addition, the shift in the geographic distribution of our sales in favor of the EMEA and APAC markets in fiscal 2010, compared to 2009, resulted in a lower margin year-over-year. Sales to these markets tend to deliver lower margins than those made in the Americas, as they are made through distribution channels instead of being made directly with the end customers.

Finally, in fiscal 2010, the significant year-over-year increase in the average value of the Canadian dollar versus the US dollar resulted in a higher cost of goods sold expressed in US dollars in the statement of earnings, as a portion of these costs are incurred in Canadian dollars and we report our results in US dollars.

Fiscal 2009 vs. 2008

Despite the negative impact on the gross margin of foreign exchange losses on our forward exchange contracts in fiscal 2009 compared to 2008, which have reduced our sales, we were able to significantly increase our gross margin by 2.2% year-over-year.

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

Second, during fiscal 2009, the value of the Canadian dollar significantly fluctuated compared to the US dollar, which impacted our gross margin for this period, compared to the same period last year. In fact, since the beginning of fiscal 2009, the value of the Canadian dollar significantly decreased compared to the US dollar; this resulted in a lower cost of goods sold expressed in US dollars in the statement of earnings, thus increasing our gross margin year-over-year. However, the increase in the procurement costs of our raw materials purchased in US dollars, as a result of the recent and significant decrease in the value of the Canadian dollar compared to the US dollar, materialized in fiscal 2009, in line with the inventory turnover rate, as these raw materials are included in the cost of goods sold of products manufactured with these parts.

Furthermore, the operation of our manufacturing facilities in China resulted in a larger portion of our sales coming from products manufactured in China; those products have a lower cost than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin in fiscal 2009 compared to 2008.

However, foreign exchange losses on our forward exchange contracts recorded in fiscal 2009 ($3.2 million), which are included in our sales, had a negative impact of 0.7% on our gross margin during this period, compared to the positive impact of our foreign exchange gains of $4.2 million, or 1.0% on the gross margin in 2008, for a year-over-year negative impact of 1.7% on our gross margin.

In addition, a lower sales volume in fiscal 2009 compared to 2008 resulted in decreased manufacturing activities and in lower absorption of our fixed manufacturing costs, thus negatively impacting our gross margin year-over-year.

Finally, in fiscal 2008, we were able to reuse excess inventories that were written off in previous years in the amount of $1.2 million (nominal amount in 2009). This had a one-time positive impact of 0.7% of sales on our gross margin in 2008.

Outlook for fiscal 2011

Considering the expected sales growth in fiscal 2011, the full contribution of newly acquired NetHawk (which delivers higher margins), the expected increase in sales of protocol products, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, may have a negative impact on our gross margin in fiscal 2011 and beyond.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $66.6 million, $58.1 million and $54.9 million for fiscal 2010, 2009 and 2008, respectively. As a percentage of sales, selling and administrative expenses amounted to 32.9%, 37.9% and 34.1% for fiscal 2010, 2009 and 2008, respectively.

Fiscal 2010 vs. 2009

In fiscal 2010, NetHawk, acquired on March 12, 2010, contributed about five and half months to our selling and administrative expenses, which caused them to increase year-over-year. In addition, selling expenses for NetHawk tend to be higher in percentage of sales than the rest of our business, as its sales cycle is much longer and complex than our other product lines.

Furthermore, in fiscal 2010,  the significant increase (12.8%) in the average value of the Canadian dollar compared to the US dollar, year-over-year, had a negative impact on our selling and administrative expenses, since a certain portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

Finally, in fiscal 2010, our sales (excluding those of NetHawk) significantly increased compared to 2009, causing our selling expenses to increase, namely our commission expenses.

However, given the restructuring actions taken in the end of fiscal 2009 to reduce our costs, we have been able to reduce some of our selling and administrative expenses in fiscal 2010 compared to 2009.

In fiscal 2010, the significant increase in sales year-over-year caused these expenses to significantly decrease as a percentage of sales, as a portion of these expenses is fixed.

Fiscal 2009 vs. 2008

Brix Networks and Navtel Communications, which were respectively acquired two months and one month into the third quarter of fiscal 2008, contributed for the whole year to our selling and administrative expenses in fiscal 2009, which caused these expenses to increase compared to 2008. In addition, selling expenses for Brix Networks and Navtel Communications tend to be higher in percentage of sales than the rest of our business, as their sales cycle is much longer and more complex than our other product lines.

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

Furthermore, in fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses in 2008.

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

Outlook for fiscal 2011

For fiscal 2011, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk will have on our selling and administrative expenses, we expect our selling and administrative expenses to increase in dollars and range between 32% and 34% of sales. In addition, in fiscal 2010, we expect our commission expenses to increase as the sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and service assurance space and to deliver the synergies expected from our recent acquisition, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar and the euro would also cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in Canadian dollars and euros.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

Gross research and development expenses totaled $44.6 million, $33.6 million and $30.2 million for fiscal 2010, 2009 and 2008, respectively. As a percentage of sales, gross research and development expenses amounted to 22.0%, 21.9% and 18.7% for fiscal 2010, 2009 and 2008, respectively, while net research and development expenses accounted for 18.7%, 17.8% and 15.3% of sales for these respective years.

Fiscal 2010 vs. 2009

In fiscal 2010, NetHawk, acquired on March 12, 2010, contributed about five and a half months to our gross research and development expenses, which caused them to increase year-over-year. NetHawk tends to incur higher research and development expenses in percentage of sales, compared to our other product lines, as its products are more software-intensive, although they deliver higher margins than most of our other product lines.

In addition, the significant increase (12.8%) in the average value of the Canadian dollar compared to the US dollar year-over-year is also responsible for the significant increase of our gross research and development expenses year-over-year, as a large portion of these expenses are denominated in Canadian dollars and we report our results in US dollars and as these expenses increased year-over-year.

Finally, we intensified our research and development activities, namely in our software development center in Pune, India, and in our service assurance development center, which resulted in increased gross research and development expenses in fiscal 2010, compared to 2009.

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

Also, in fiscal 2008, we closed down our research and development operations in Budapest, Hungary, and certain research and development projects, which resulted in severance expenses during fiscal 2008.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to a lower sales volume and the impact of the acquisitions of Brix Networks and Navtel Communications.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland by NetHawk.

Tax credits and grants for research and development activities were $6.7 million, $6.4 million and $5.6 million for fiscal 2010, 2009 and 2008, respectively. As a percentage of gross research and development expenses, tax credits reached 15.0%, 19.0% and 18.5% for fiscal 2010, 2009 and 2008, respectively.

Fiscal 2010 vs. 2009

A significant portion of the increase in our tax credits and grants in fiscal 2010, compared to 2009, comes from newly acquired NetHawk, which contributed about five and a half months to our grants. In addition, our research and development tax credits are denominated in Canadian dollars. The significant increase in the average value of the Canadian dollar, compared to the US dollar, in fiscal 2010 compared to 2009 had a positive impact on these tax credits expressed in US dollars.

The decrease in research and development tax credits and grants as a percentage of gross research and development expenses in fiscal 2010, compared to 2009, is mainly due to the fact that the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year because we continued intensifying our activities in our software development center in India as well as in our service assurance development center, which is located in the United States. In addition, a significant portion of NetHawk’s research and development activities are conducted in India and in the United States. Research and development activities conducted in India and in the United States do not entitle us to tax credits and grants.

Fiscal 2009 vs. 2008

Increased research and development activities in Canada in fiscal 2009 compared to 2008, where we are eligible to tax credits, resulted in increased tax credits year-over-year. However, our research and development tax credits are denominated in Canadian dollars. The significant decrease in the average value of the Canadian dollar, compared to the US dollar, in fiscal 2009, compared to 2008, had a negative impact on these tax credits once expressed in US dollars.

Outlook for fiscal 2011

For fiscal 2011, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk will have on our research and development expenses, we expect our net research and development expenses to increase in dollars, and range between 17% and 19% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world, namely through our software development centers in Pune and Bhubaneswar, India. Finally, any increase in the strength of the Canadian dollar and euro versus the US dollar in the upcoming quarters would also cause our net research and development expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars and euros.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2010, amortization of property, plant and equipment was $5.8 million, compared to $4.5 million in 2009 and $4.1 million in 2008.

Fiscal 2010 vs. 2009

The increase in amortization expenses in fiscal 2010, compared to 2009, mainly comes from the acquisition of NetHawk in mid-March 2010, the increase in the average value of the Canadian dollar versus the US dollar year-over-year as well as the additions to property, plant and equipment over the last few quarters.

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

Outlook for fiscal 2011

For fiscal 2011, considering the current value of the Canadian dollar compared to the US dollar, the impact that the recent acquisition of NetHawk and the expected additions to property, plant and equipment will have on our amortization expenses, we expect our amortization expenses to increase in dollars in 2011.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology and customer relationships. These intangible assets resulted in amortization expenses of $7.8 million, $5.0 million and $3.9 million for fiscal 2010, 2009 and 2008, respectively.

Fiscal 2010 vs. 2009

The increase in amortization expenses in fiscal 2010, compared to 2009, is mainly due to the acquisition of NetHawk in mid-March 2010 as well as to the increase in the average value of the Canadian dollar versus the US dollar year-over-year.

Fiscal 2009 vs. 2008

The increase in amortization expenses in fiscal 2009, compared to 2008, is mainly due to the acquisition of Brix Networks core technology in the third quarter of 2008. However, the significant decrease in the average value of the Canadian dollar versus the US dollar in fiscal 2009, compared to 2008, limited the increase in our amortization expenses year-over-year as a portion of these expenses are denominated in Canadian dollars.

Outlook for fiscal 2011

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the impact that the recent acquisition of NetHawk will have on our amortization expenses, we expect our amortization expenses to increase in 2011.

RESTRUCTURING CHARGES

During fiscal 2009, we implemented a restructuring plan to align our cost structure to the difficult economic and market conditions. Under that plan, we recorded charges of $1.0 million in severance expenses for the 58 employees who were terminated throughout the company. These charges are included in the restructuring charges in the statement of earnings for the year ended August 31, 2009.

IMPAIRMENT OF GOODWILL

Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. In the third quarter of fiscal 2009, we performed our annual impairment test for goodwill for all reporting units. Following the decrease in our stock price in June, 2009, we came to the conclusion that the carrying value of one of our reporting units exceeded its fair value. We recorded an impairment charge of $21.7 million in fiscal 2009 to bring the goodwill of this reporting unit to its fair value. The fair value of the reporting unit was determined based on a combination of our market capitalization and discounted cash flows. Discounted cash flows were estimated using periods ranging between 5 to 7 years and a discount rate of 18%. This impairment resulted in a future income tax recovery of $2.1 million.

We performed our annual impairment test for goodwill in May 2010 based on a methodology and assumptions consistent with the previous year, and we determined that goodwill was not impaired.

INTEREST INCOME (EXPENSE), NET

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Our net interest expense amounted to $292,000 in fiscal 2010 compared to net interest income of $592,000 and $4.4 million in fiscal 2009 and 2008, respectively.

Fiscal 2010 vs. 2009

The decrease in our interest income in fiscal 2010 compared to 2009 is mainly due to the decrease of our cash and short-term investments following the cash payment of $26.9 million for the redemption of share capital in fiscal 2009, in accordance with our share buy-back programs and the cash payment of $33.0 million for the acquisition of NetHawk in fiscal 2010.

Fiscal 2009 vs. 2008

The decrease in interest income in fiscal 2009, compared to 2008, is mainly due to the decrease in our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications in the third quarter of fiscal 2008, the redemption of share capital amounting to $34.9 million over the last two years, in accordance with our share buy-back programs, as well as the significant reduction in interest rates year-over-year. In addition, the significant decrease in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the decrease in our interest income in fiscal 2009, compared to 2008, as it is denominated in Canadian dollars.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the measurement currency (mainly the Canadian dollar).

We reported a foreign exchange loss of $1.5 million in fiscal 2010, compared to foreign exchange gains of $1.1 million and $404,000 in fiscal 2009 and 2008, respectively.

Fiscal 2010 vs. 2009

In fiscal 2010, the value of the Canadian dollar increased versus the US dollar, the euro and the British pound, compared to August 31, 2009, which resulted in a foreign exchange loss of $1.5 million during the year. In fact, the period-end value of the Canadian dollar increased 2.8% versus the US dollar to CA$1.0665 = US$1.00 at the end of fiscal 2010, compared to CA$1.0967 = US$1.00 at the end of 2009. It increased 16.5% versus the euro to CA$1.3515 = €1.00, compared to CA$1.5741 = €1.00 at the end of fiscal 2009. Finally, it increased 9.5% versus the British pound to CA$1.6337 = ₤1.00 at the end of fiscal 2010 compared to CA$1.7888 = ₤1.00 at the end of 2009. In addition, the volume of operations denominated in foreign currencies (including balance sheet items) increased year-over-year, further increasing the exchange loss compared to the same period last year.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in fiscal 2010, compared to 2009, resulted in a significant and negative impact on our financial results of 2010. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year. In fact, the average value of the Canadian dollar in fiscal 2010 was CA$1.0446 = US$1.00 compared to CA$1.1782 = US$1.00 in 2009, representing an increase of 12.8% in the average value of the Canadian dollar year-over-year. In fiscal 2009, the average value of the Canadian dollar was CA$1.1782 = US$1.00 compared to CA$1.0071 = US$1.00 in 2008, representing a decrease of 14.5% in the average value of the Canadian dollar year-over-year. This had a significant and positive impact on our financial results of 2009.

Fiscal 2009 vs. 2008

During fiscal 2009, we witnessed huge volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $1.1 million. In fact, the period-end value of the Canadian dollar decreased 3.1% to CA$1.0967 = US$1.00 at the end of fiscal 2009, compared to CA$1.0626 = US$1.00 at the end of 2008.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, the euro and the British pound, would have a negative impact on our operating results.

INCOME TAXES

We recorded income tax expenses of $5.5 million, $266,000 and $337,000 in fiscal 2010, 2009 and 2008, respectively.

Fiscal 2010

In fiscal 2010, we reported an income tax expense of $5.5 million on earnings before income taxes of $9.1 million, for an effective income tax rate of 60.9%. This situation mainly results from the fact that we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. In addition, a portion of our foreign exchange loss is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-deductible. Otherwise, the actual tax rate would have been closer to the statutory tax rate of 30% for that year.

Fiscal 2009

In fiscal 2009, we reported an income tax expense of $266,000 on a loss before income taxes of $20.6 million, for a nominal effective tax rate. This situation mainly results from the fact that a significant portion of the impairment of goodwill of $21.7 million was not deductible for tax purposes. In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. On the other hand, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign integrated subsidiaries, and was therefore non-taxable. Otherwise, the actual tax rate would have been closer to the statutory tax rate of 31% for that year.

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

Finally, during fiscal 2008, considering the expected positive impact that the acquisitions of Brix Networks and Navtel Communications would have on future years’ taxable income at the United States federal level, and because actual taxable income in the United States was greater than initially expected, we concluded that it was more likely than not that all future income tax assets of our existing consolidated U.S. group would be recovered. Consequently, we reversed our valuation allowance against future income tax assets in the amount of $7.6 million. The portions of the valuation allowance that were reversed, and that were attributable to the effects of the Brix Networks and Navtel Communications acquisitions—in the amount of $652,000 and $1.6 million, respectively—were included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5.3 million, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

Altogether, these elements generated an income tax recovery of $6.5 million. Excluding these items, the income tax expense would have amounted to $6.9 million, on earnings before income taxes of $14.0 million for an effective income tax rate of 47%. In 2008, we maintained a valuation allowance for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate of 31% for that year.

Future income tax assets

As at August 31, 2010, our net future income tax assets recognized in the balance sheet amounted to $19.1 million, and our non-refundable research and development tax credits amounted to $29.4 million. In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $216 million in pretax earnings at the Canadian federal level, approximately $36 million at the Canadian provincial levels, and approximately $34 million at the United States federal level.

Valuation allowance

As at August 31, 2009 and 2010, we were in a cumulative loss position in certain of our subsidiaries and negative evidence outweighed positive evidence. For these subsidiaries, we maintained a valuation allowance against our net future income tax assets. As at August 31, 2010, the valuation allowance for these subsidiaries amounted to $19.3 million and mainly related to operating losses and research and development expenses carried forward. Of the valuation allowance of $19.3 million, $11.3 million related to Brix Networks and NetHawk at the acquisition date. In the event that we reverse a portion of or all the valuation allowance related to Brix Networks and NetHawk, the amount of such reversal would reduce the amount of goodwill recognized for these acquisitions.

Please refer to note 19 of our consolidated financial statements for more details on income taxes and a full reconciliation of the income tax provision.

EXTRAORDINARY GAIN

In conjunction with the acquisition of Navtel Communications, we recorded negative goodwill in the amount of $3.0 million. This negative goodwill has been recorded as an extraordinary gain in the statement of earnings for fiscal 2008.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

SALES

Fiscal 2010 vs. 2009

In fiscal 2010, sales of discontinued operations increased 28.1% to $25.4 million, compared to $19.8 million in 2009.

In fiscal 2010, this Division benefited from improving market conditions as a significant part of its product offering is related to manufacturing applications of consumer goods, which have been more affected by the global economic recession in fiscal 2009.

In addition, a significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers.

Fiscal 2009 vs. 2008

In fiscal 2009, sales of that Division decreased 13.2% to $19.8 million, compared to $22.8 million in 2008.

As previously mentioned, a significant portion of that Division’s sales activities are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. Moreover, a significant part of our product offering is related to manufacturing applications of consumer goods, which have been affected by the current state of the global economy. Finally, the decrease in the value of the Canadian dollar and the euro versus the US dollar year-over-year had a negative impact on sales of this Division, since a portion of these are denominated in currencies other than the US dollar and since we report our results in US dollars.

EARNINGS FROM OPERATIONS

Fiscal 2010 vs. 2009

In fiscal 2010, earnings from operations of that Division increased 2.4% to $4.3 million, or 16.9% of sales, compared to $4.2 million, or 21.1% of sales in 2009. Earnings from operations in 2009 included a gain of $1.9 million for the one-time recognition of previously unrecognized non-refundable research and development tax credits. These tax credits were recognized after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in this Division, and also because we expected to generate sufficient taxable income in future years at the Division level. In addition, as a significant portion of the operating items of that Division are denominated in Canadian dollars, and we report our results in US dollars, the significant increase in the average value of the Canadian dollar in fiscal 2010, compared to 2009, resulted in a significant and negative impact on the financial results of that Division year-over-year. On the other hand, in fiscal 2009, we implemented a restructuring plan to align our cost structure to the current economic and market conditions, and we recorded charges of $208,000 in severance expenses for the employees who were terminated. We did not have such expenses in 2010 in this Division. Finally, increased sales activities in fiscal 2010 compared to 2009 resulted in increased earnings from operations year-over-year, as a portion of operating expenses of this Division are fixed.

Fiscal 2009 vs. 2008

In fiscal 2009, earnings from operations increased 48.5% to $4.2 million, or 21.1% of sales, compared to $2.8 million, or 12.3% of sales in 2008. As mentioned above, earnings from operations in 2009 included $1.9 million for the one-time recognition of previously unrecognized non-refundable research and development tax credits. In addition, the significant decrease in the average value of the Canadian dollar in fiscal 2009, compared to 2008, resulted in a significant and positive impact on the financial results of that Division year-over-year. On the other hand, in fiscal 2009, we recorded charges of $208,000 in severance expenses for the employees who were terminated under our restructuring plan. We did not have such expenses in 2008 in this Division. Finally, decreased sales activities had a negative impact year-over-year as a portion of operating expenses are fixed.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources (from continuing operations)

As at August 31, 2010, cash and short-term investments totaled $31.8 million, while our working capital was at $98.4 million. Our cash and short-term investments decreased $37.1 million in fiscal 2010, compared to 2009, mainly due to the cash payments of $33.0 million and $9.0 million for the acquisition of NetHawk and the purchase of capital assets, respectively. On the other hand, we recorded an unrealized foreign exchange gain on our cash and short-term investments of $3.0 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar- and euro-denominated cash and short-term investments, and was included in the accumulated other comprehensive income in the balance sheet. In addition, operating activities generated cash flows of $1.8 million.

Our short-term investments consist of commercial paper issued by nine (eleven as at August 31, 2009) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our short-term investments will be used for working capital and other general corporate purposes, including the remaining cash payment and any payment for the cash contingent consideration related to the recent acquisition of NetHawk, any other potential acquisition, as well as our share repurchase program.

Newly acquired NetHawk has a long-term debt denominated in euros amounting to $2.0 million (€1.6 million) as at August 31, 2010. This debt, which matures in 2013, is collateralized by assets of NetHawk, bears interest at an annual rate of 2.95% and is repayable in bi-annual installments of $284,000 (€224,000).

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the remaining cash payment for the acquisition of NetHawk, estimated at $1.4 million, the maximum cash contingent consideration of €8.7 million (US$11.0 million) that may become payable in conjunction with this acquisition if sales objectives are met, the payment of our long-term debt, as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.7 million for working capital and other general corporate purposes and unused lines of credit of $16.5 million for foreign currency exposure related to forward exchange contracts. In addition, following the sale of our Life Sciences and Industrial Division on October 1, 2010, we received approximately $22 million in cash. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2010, our commitments under operating leases for continuing operations amount to $4.7 million in 2011, $3.0 million in 2012, $1.8 million in 2013, $1.0 million in 2014 and $2.0 million in 2015 and after, for total commitments of $12.5 million.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows provided by operating activities were $1.8 million in fiscal 2010, compared to $22.6 million in 2009 and $12.7 million in 2008.

Fiscal 2010 vs. 2009

Cash flows provided by operating activities in fiscal 2010 were attributable to the net earnings after items not affecting cash of $32.1 million, largely offset by the negative net change in non-cash operating items of $30.3 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $22.5 million of our accounts receivable, the negative effect on cash of the increase of $9.3 million of our inventories and the negative effect on cash of the increase of $4.1 million of our income taxes and tax credits recoverable. These were offset in part by the positive effect on cash of the increase of $5.5 million of our accounts payable and accrued liabilities and other liabilities. The increase of our accounts receivable is directly attributable to the significant increase in sales year-over-year and the timing of sales during the year. The increase in our inventories is mainly due to increased activity levels year-over-year. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered. The increase in our accounts payable and accrued liabilities and other liabilities is due to increased activities year-over-year and the timing of purchases and payments in fiscal 2010.

Fiscal 2009 vs. 2008

Cash flows provided by operating activities in fiscal 2009 were attributable to the net earnings after items not affecting cash of $16.5 million, and to the positive net change in non-cash operating items of $6.1 million. The positive net change in non-cash operating items was mainly due to the positive effect on cash of the decrease of $9.7 million of our accounts receivable, the positive effect on cash of the decrease of $2.6 million of our inventories, offset in part by the negative effect on cash of the increase of $3.4 million of our income taxes and tax credits recoverable, as well as the negative effect on cash of the decrease of $2.4 million of our accounts payable and accrued liabilities. The decrease of our accounts receivable is directly attributable to the decrease in sales year-over-year and the timing of sales during the year. The decrease in our inventories is mainly due to lower activity levels year-over-year and a shift in product mix in favor of software-intensive products requiring less material and parts than our traditional ones. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered, as well as the fact that we recognized at the end of the year previously unrecognized research and development tax credits. The decrease in our accounts payable and accrued liabilities is due to the timing of purchases and payments.

Investing activities (including discontinued operations)

Cash flows provided by investing activities amounted to $10.4 million in fiscal 2010, compared to $8.8 million in 2009 and cash flows used of $4.2 million in 2008.

Fiscal 2010

In fiscal 2010, we disposed (net of acquisitions) of $52.4 million worth of short-term investments but paid $33.0 million for the acquisition of NetHawk and $9.0 million for the purchase of capital assets.

Fiscal 2009

In fiscal 2009, we disposed (net of acquisitions) of $18.1 million worth of short-term investments but paid $6.9 million for the purchase of capital assets and $2.4 million for a contingent consideration on a business combination.

Financing activities (including discontinued operations)

Cash flows provided by financing activities amounted to $55,000 in fiscal 2010, compared to cash flows used of $26.8 million in 2009 and $8.0 million in 2008.

Fiscal 2010

In fiscal 2010, we made a repayment of our long-term debt of $274,000 and redeemed share capital for a cash consideration of $14,000. On the other hand, we received $343,000 from the exercise of stock options.

Fiscal 2009

In fiscal 2009, we redeemed share capital for a cash consideration of $26.9 million. However, during that year, exercise of stock options generated $56,000.

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

As at August 31, 2010, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2010 to August 2011	$29,500,000	1.0897
September 2011 to August 2012	20,400,000	1.0802
September 2012 to January 2013	1,500,000	1.0722
Total	$51,400,000	1.0854

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $530,000 and $597,000 as at August 31, 2009 and 2010, respectively. The year-end exchange rate was CA$1.0665 = US$1.00 as at August 31, 2010.

CONTINGENCY

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

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed, without prejudice, pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs (the “Tolling Agreements”). Subsequent addenda to the Tolling Agreements extended the tolling period through August 27, 2010.

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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the year ended August 31, 2010 to be immaterial.

Cash contingent consideration

Following the purchase of assets in fiscal 2009, we have a cash contingent consideration of up to $825,000 payable based upon the achievement of a certain booking volume in the next six months.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at November 5, 2010, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,114,482 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,086,838 as at August 31, 2010. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2010:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	154,240	11%	$6.26
Board of Directors (four individuals)	117,807	9	5.95
Management and Corporate Officers (eight individuals)	187,039	14	14.79

	459,086	34%	$9.66

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	197,533	12%
Management and Corporate Officers (thirteen individuals)	589,093	37

	786,626	49%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	135,003	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2010, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.4 million; these letters of guarantee expire at various dates through fiscal 2016. From this amount, we had $1.0 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency). This line of credit was unused as at August 31, 2010.

VARIABLE INTEREST ENTITY

As of August 31, 2010, we did not have interests in any variable interest entities.

Non-GAAP financial measures

We provide non-GAAP financial measures (EBITDA* and sales, excluding gains/losses on forward exchange contracts and sales of recently acquired businesses) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

The following tables summarize the reconciliation of EBITDA to GAAP net earnings (loss) and additional information, in thousands of US dollars:

EBITDA (including discontinued operations)

	Year ended August 31,
	2010	2009	2008

GAAP net earnings (loss) for the year	$6,619	$(16,585)	$18,424

Add (deduct):

Amortization of property, plant and equipment
Continuing operations	5,757	4,453	4,137
Discontinued operations	154	154	155
Amortization of intangible assets
Continuing operations	7,773	5,033	3,862
Discontinued operations	45	34	9
Interest (income) expense, net
Continuing operations	292	(592)	(4,381)
Discontinued operations	1	(5)	(258)
Income taxes
Continuing operations	5,529	266	337
Discontinued operations	1,136	(5)	1,339
Impairment of goodwill (continuing operations)	–	21,713	–
Extraordinary gain (continuing operations)	–	–	(3,036)

EBITDA for the year	$27,306	$14,466	$20,588

EDITDA in percentage of total sales	12.0%	8.4%	11.2%

Additional information

	Year ended August 31,
	2010	2009	2008

Sales from continued operations	$202,757	$153,082	$160,981
Sales from discontinued operations	25,359	19,796	22,809

Total sales	$228,116	$172,878	$183,790

	Year ended August 31,
	2010	2009	2008

Gross margin from continued operations	$128,856	$95,185	$96,617
Gross margin from discontinued operations	13,563	10,801	11,549

Total gross margin	$142,419	$105,986	$108,166

Item 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2010.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Sales — EMEA
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development
NORMAND DUROCHER St-Sauveur, Quebec	Vice-President, Human Resources
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Wireline Division and Corporate Marketing
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Manufacturing Operations and Customer Service
VIVIAN HUDSON Beaconsfield, Quebec	Vice-President, Service Assurance Division
JOHN J. JONES, IV Hong Kong, China	Vice-President, Sales — APAC
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
PIERRE MARCOUILLER Magog, Quebec	Independent Director
GUY MARIER Lakefield Gore, Quebec	Independent Lead Director
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
DAVID A. THOMPSON Newton, North Carolina	Independent Director
ANDRÉ TREMBLAY Outremont, Quebec	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Sales — Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Today, he is also an active philanthropist for l’Institut de Cardiologie de Québec. Mr. Allard is presently Vice-President, Sales and Operations, Global Industries for Cisco Systems Inc., where he has held several senior management positions over the last 18 years. More recently, Mr. Allard was President and CEO of Cisco Systems Canada.  Currently, he is responsible for all field operations of Cisco’s Global Enterprise Client segment, focusing on new business models, market transition opportunities and increased customer satisfaction. Prior to joining Cisco, Mr. Allard worked for IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Telfer School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, in Canada.

Jon Bradley was appointed Vice-President, Sales, EMEA for EXFO in June 2010. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the international arena. He manages an accomplished and diverse sales and distribution team. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Prior to his appointment as Vice-President, Sales, EMEA, Dr. Bradley held the positions of Vice-President, International Sales, from 2007 -2010, Sales Director for the Europe, Middle East and Africa (EMEA) territory from 2003 to 2007, and Regional Sales Manager from 1999 to 2003. Before joining EXFO in 1999, Dr. Bradley was employed as Sales and Marketing Director by Queensgate Instruments (UK) from 1997 to 1999 and as Sales Engineer by Lambda Photometrics (UK) from September 1993 to September 1997. Jon Bradley holds an honors degree in chemistry, as well as a Ph.D. in Raman spectroscopy from the University of Durham in the United Kingdom.

Stephen Bull joined EXFO in 1995. He was appointed as EXFO’s Vice-President of Research and Development in December 1999. He is responsible for our product development initiatives and manages a department that includes more than 450 engineers and technicians spread out over three continents. Since joining EXFO, Mr. Bull held the positions of Engineering Manager (project management), from July 1995 to September 1997, and Assistant Director of Engineering, from September 1997 to December 1999. Prior to joining EXFO, he was General Manager and Managing Director of Space Research Corporation, a military engineering company in Belgium, from June 1986 to March 1995, as well as of Taurus, an IT consulting firm, from 1990 to 1995. Stephen Bull holds a bachelor’s degree in electrical engineering from Université Laval in Quebec City. He is currently the President of the Institut de développement de produits (an institute dedicated to the advancement of product development processes), a Board member of the Association de la recherche industrielle du Québec (an association that focuses on industrial research), as well as a Certified New Product Development Professional and a member of the Product Development Management Association. He speaks regularly at conferences on product development.

Normand Durocher was appointed Vice-President of Human Resources in April 2004. In addition to managing the company’s human resources team, his main responsibility is to develop and implement a human resources plan that supports EXFO’s business strategy. Mr. Durocher began his career in labor relations in the Cable division of Nortel and then took on several key roles at Nortel Networks and Nordx/CDT, all relating to human resources and operations. Since then, Normand Durocher has accumulated more than 25 years’ experience in operations and human resources management within the telecommunications industry. Prior to joining EXFO, Mr. Durocher ran his own human resources consulting business. Normand Durocher holds a Bachelor of Science from the University of Montreal and also completed the Advanced Human Resources program at Dalhousie University in Halifax, NS, Canada.

Étienne Gagnon was appointed Vice-President, Wireline Division and Corporate Marketing in May 2003 and, in May 2007, he took on the responsibility of all our telecom business units — Optical; Transport and Datacom; Navtel Product Group and Access. As such, he is responsible for EXFO’s general marketing direction on both the product level and communications level. For nearly three years, before returning to EXFO in early 2003, Mr. Gagnon was Vice-President of Sales and Marketing at TeraXion, an optical component manufacturer based in Quebec City. Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO’s European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the director of our Outside Plant division in 1998, and remained in that function until he joined TeraXion in 2000. Étienne Gagnon holds a bachelor’s degree in mechanical engineering from the University of Montreal’s School of Engineering, and a master’s degree in European business from the École nationale supérieure des télécommunications in France.

Luc Gagnon was appointed Vice-President, Manufacturing Operations in May 2003 and, in May 2007, he also took on the vice-presidency of the Customer Service department. He is responsible for ensuring the smooth operation of all manufacturing activities, which include production, purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, as well as material resources. In addition, he must ensure that there is an ongoing and efficient relation between the manufacturing process and the end customer. Prior to his nomination in 2003, Mr. Gagnon held the position of Production Director since 2000. Before joining EXFO, he had similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for MITEL from 1985 to 1993. Luc Gagnon holds a bachelor’s degree in electrical engineering and master’s degree in engineering, both from the Université de Sherbrooke, in Canada.

Vivian Hudson was nominated Vice-President for EXFO’s Service Assurance Division in September 2008. In October 2010, she was also appointed Vice-President for EXFO's Wireless Division. Prior to joining EXFO, Ms. Hudson held various general management positions at Nortel, including those of General Manager for the Systems Integration unit: the Microsoft-Nortel Innovative Communications Alliance; the GSM business in France; and the High-Capacity Optical Networks group. Ms. Hudson first began at Nortel in 1990 and worked through the ranks, namely in European Marketing (based in the UK and in France), Optical Product Management, Wireless Operations, as well as Optical and Wireless General Management. Prior to this, she held positions at Bell Canada as a business/services planner, at Canadian Pacific as a telecommunications networking end user, and at DMR as a telecommunications consultant. A recognized global high-tech business leader, Ms. Hudson has also pursued sustainable development activities in the telecommunications area and serves on several boards. Namely, she is a member of the Board of Directors of Nakina Systems Corporation and Shad International. She also holds the ICD.D designation from the Institute of Corporate Directors of Canada. Vivian Hudson holds a Bachelor of Science from Université Laval in Quebec City, and a Master of Business Administration from McGill University in Montreal.

John Jones was appointed EXFO’s Vice-President of Asia-Pacific Sales in April 2010. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the Asian market. As a member of the Strategy and Management Committees, Mr. Jones also develops corporate strategy for EXFO. Mr. Jones brings extensive knowledge and experience of the Asia-Pacific (APAC) telecom industry, having held several executive positions in this region throughout his 20-year career. Before joining EXFO, he namely served as Regional Sales General Manager for Hong-Kong-based Anite Telecoms, Plc., Regional Sales General Manager for JDS Uniphase, President for Nextel International Asia Holdings Limited, and Regional General Manager of Business Operations for Motorola Asia Pacific Limited. In addition, Mr. Jones spent 10 years at BellSouth, where he held various managerial positions in China, Australia, New Zealand and India. Prior to this, he also worked for the Faber-Castell Corporation and the AT&T Corporation, where he began his career. John Jones holds bachelor’s degrees in both economics and marketing from Manhattan College in New York, as well as an MBA/EMBA from the Belk School of Business of the University of North Carolina at Charlotte/Hong Kong.

Germain Lamonde, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception 25 years ago. Mr. Lamonde, who is responsible for the overall management and strategic direction of EXFO, has grown the company from the ground up into a top 5 global industry leader in wireline and wireless telecommunication test, measurement and service assurance. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada to name a few. Germain Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering (École Polytechnique), a master’s degree in optics from Laval University, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

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

Pierre Plamondon was appointed Vice-President, Finance and Chief Financial Officer (CFO) of EXFO in January 1996. He is responsible for accounting, financial reporting, legal services, investor relations and information technology services. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Pierre Plamondon holds a bachelor’s degree in business administration and a license in accounting, both from Université Laval in Quebec City. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983 and a member of the Board of Directors of SOVAR Inc. (Société de valorisation des applications de la recherche de l’Université Laval) since December 2000.

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

David A. Thompson has served as our Director since June 2000. Dr. Thompson most recently served as Vice-President and Director of Hardware & Equipment Technology at Corning Cable Systems, where he held this position from 2001 until retiring from Corning in 2008. Prior to this, he held several technical management roles at Corning Incorporated starting in 1976. Dr. Thompson joined Corning Incorporated in 1976 in glass chemistry research, developing new specialty glasses for television, optical lenses, solar mirrors and optical fibers. He served in several global business management and strategic planning roles for Corning in both R&D and the Telecommunications Division between 1988 and 1999. He was technical director for the creation of optical amplifier and optical components for Corning and in creation of the Samsung-Corning Micro-Optics joint venture. He later, in 1999, was named Vice-President for the Strategic Planning & Innovation Effectiveness on return to the Corning RD&E Division. Dr. Thompson also serves on the engineering advisory group at the University of North Carolina in Charlotte. David A. Thompson holds a Bachelor of Science degree in chemistry from The Ohio State University and a masters and doctorate in inorganic chemistry from the University of Michigan and he attended the MIT Sloan School for technology leaders. He holds over 20 patents and has over two dozen technical publications in the areas of inorganic chemistry, glass technology and telecommunications. He is a member of several professional and honor societies and has chaired numerous technical society groups during his career.

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

Dana Yearian was appointed our Vice President, Sales, Americas in March 2007. Prior to this appointment, Mr. Yearian held the position of Vice-President, Telecom Sales, North America. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across North, Central and South America. Mr. Yearian oversees all sales-related functions for the EXFO sales organization throughout this territory, including sales operations, global account management and partner programs. As a member of the Strategy and Management committees, he also helps develop corporate strategy. From 2005 to 2006, Mr. Yearian held senior executive sales positions at Spirent Communications Service Assurance Division. In 2003, Mr. Yearian founded The Katrixx Group, which provided consulting and contracting services to high-technology companies. Before founding his company, Mr. Yearian worked as Vice-President of Sales at Acterna Corp. (from 1991 to 2003), where he led both North American and International sales and support operations. Prior to working for Acterna, Mr. Yearian held various executive positions; namely, at Toshiba America, Silicon Sensors (Advanced Photonix, Inc.), and Impell Corporation (ABB Ltd.). Dana Yearian holds a bachelor’s degree in electrical engineering from the Illinois Institute of Technology in Chicago, and has completed MBA course work at DePaul University, also in Chicago, Illinois, USA.

 Term of Executive Officers

Executive officers are appointed annually by the Board of Directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.            Compensation

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion & Analysis

This Compensation Discussion & Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2010.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than CA$150,000 (the “Named Executive Officers” or “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2010 were, Mr. Germain Lamonde (CEO), Mr. Pierre   Plamondon  (CFO),  Mr.  Jon   Bradley,  Vice-President,  Sales — EMEA,  Mr.  Hannu   Huttunen, Vice-President, Wireless Division and Mr. Dana Yearian, Vice-President, Sales — Americas.

Members of the Human Resources Committee

During the financial year ended August 31, 2010, the Human Resources Committee was composed of:

•	Mr. Guy Marier (Chairman)
•	Mr. Pierre-Paul Allard
•	Mr. Pierre Marcouiller
•	Mr. David A. Thompson
•	Mr. André Tremblay

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation. They each have experience in executive compensation either as a chief executive officer of a publicly-traded corporation or as a senior executive officer. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Human Resources Committee also reviews and submits to the Board of Directors the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2009 to August 31, 2010, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Resources of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

Since September 1, 2009 and prior to November 1, 2010, the Human Resources Committee held five (5) meetings and at four (4) of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee, except Mr. Allard and Mr. Tremblay who were absent at one meeting. The following table outlines the main activities of the Human Resources Committee during the last financial year:

Meeting		Main activities of the Human Resources Committee
October 13, 2009	•	Review and approval of the Short-Term Incentive Plan for the financial year beginning September 1, 2009;
	•	Review of the proposed salary scales and salary increases for the year beginning September 1, 2009;
•
Review and approval of the compensation plans of executive officers for the financial year beginning September 1, 2009 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan

	•	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year beginning September 1, 2009;
	•	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year beginning September 1, 2009;
	•	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2009 during a Board of Directors meeting;
	•	Review of the succession planning program
	•	Review of the Management Improvement Performance Program.
January 12, 2010	•	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year beginning September 1, 2009 and being part of the Short-Term Incentive Plan;
	•	Review and approval of the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year beginning September 1, 2009;
	•	Review and approval of the CEO objectives;
	•	Review of the Mobilization / Motivation Plan;
	•	Review of the sales forces achievement and percentage of commissions;
	•	Review of a coaching program for the CEO;
	•	Review and amendment of the Stock Appreciation Rights Plan.
March 30, 2010	•	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year beginning September 1, 2009 and being part of the Short-Term Incentive Plan;
	•	Review of the Human Resources Integration Plan following the acquisition of NetHawk;
	•	Review and approval of the stock-based compensation plan for the key employees of NetHawk delivered through the Long-Term Incentive Plan;
	•	Review of a coaching program for the CEO;
	•	Governance training for the Board Members.
June 29, 2010	•	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year beginning September 1, 2009 and being part of the Short-Term Incentive Plan;
	•	Review and approval of the stock-based compensation plan for the recently hired executive officers delivered through the Long-Term Incentive Plan for the financial year beginning September 1, 2009;
	•	Review of the sales force structure following the acquisition of NetHawk;
	•	Renewal of the Collective Bargaining Agreement;
	•	Determination by the Members of their respective DSU percentage of their Annual Retainer.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined every two years through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – “Benchmarking”.

In 2007, the Corporation engaged two human resources consultants, Mercer (Canada) Ltd. (“Mercer”) and Aon Corporation (“Aon”), to advise whether the compensation positioning of the Corporation was still aligned with the comparative market. Further to recommendations from Mercer and Aon, the Corporation decided to gradually align the compensation positioning (for the base salary, short-term and long-term incentives) from the fiftieth percentile to the sixtieth percentile for selected position (hereinafter in this Annual Report referred to as the “Target Compensation Positioning”) over the following three (3) years.

In 2008, the Corporation engaged Hewitt Associates LLC to conduct a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, the Corporation appointed Mercer to review the compensation positioning of the Corporation. Mercer confirmed that the Corporation’s compensation scheme (base salary, short-term compensation, long-term compensation) was still aligned with the comparative market but some adjustments were proposed to be made for certain executive officers. Considering the overall economic situation, the adjustments proposed by Mercer were postponed.

In 2010, the Corporation engaged Mercer to conduct a study of the Corporation’s executive compensation plans. The study examined the total compensation including the fix components (i.e., base salary, pension, benefits and perquisites) and the variable components (i.e., short-term and long-term incentives). The analysis of Mercer indicated that adjustments were required primarily to base salary levels, long-term incentive plan as well as pension value. Any adjustments were made from a total compensation perspective. Mercer has suggested modifying the compensation philosophy to progressively align the executive compensation toward a total compensation to the fiftieth percentile for expected performance with an opportunity, conditional on performance, to exceed the fiftieth percentile total compensation (hereinafter in this Annual Report referred to as the “Target Total Compensation”). Further to such recommendations, the Corporation has decided to gradually align over the following three (3) years the compensation positioning according to the Target Total Compensation scheme proposed by Mercer for the compensation plans of the financial year starting September 1, 2010.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2010, this practice continued and certain compensation adjustments were made.

The Human Resources Committee has the authority to retain any independent consultants of its choice to advise its members on total executive compensation policy matters, and to determine the fees and the terms and conditions of the engagement of these consultants. The Human Resources Committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or management.

The fees paid to Mercer for consulting services provided to the Human Resources Committee and to the Corporation during the financial year ended August 31, 2010 were as follows:

Type of Fee	Financial 2010 Fees	Percentage of Financial 2010 Fees
Fees for Board of Directors and Human Resources Committee mandates	CA$61,820	97%
Fees for other Corporation mandates	CA$2,000	3%
Total	CA$63,820	100%

Benchmarking

The Target Total Compensation of senior executives has been reviewed with guidance and advice from Mercer, using a peer group of companies as reference point for determining a competitive total compensation package. The comparator group included private and publicly-traded companies evolving in high technologies, telecommunications and durable-manufacturing goods industries. The selection was based on a number of factors including comparable size, similar service business and relationship to the telecom and life science industries. For certain executives, we emphasized certain comparative companies more than others in determining total compensation based on the responsibilities of such executives. When drawing comparisons to companies significantly larger than Corporation’s business, in particular those in the manufacturing goods industry, we did not use compensation arrangements of the most senior executive of that comparator but instead looked to the roles and responsibilities of individuals with equivalent business experience.

Mercer used three primary comparator groups in matching incumbent’s senior executives to positions of similar responsibility within comparator private and publicly-traded companies:

(1)
2009 Mercer Benchmark Database, which contains compensation data for selected Canadian companies with median annual revenues of CA$325 million. The following is a list of the main companies, with a particular emphasis on the High-Technology/Telecommunications and Manufacturing-Durable Goods Industries, servicing industries, revenue categories and geography, used for the purposes of setting 2010 compensation. Arcan Resources Ltd.; Linamar Corporation; Arsenal Energy Inc.; Livingston International; Baytex Energy Trust; Logistec Corporation; Canadian Hydro Developers Inc.; MacDonald, Dettwiler and Associates Corporation – Quebec; Canadian Pacific; Pason Systems Inc.; CE Franklin Ltd.; Precision Drilling Trust; Centerra Gold Inc.; RDM Corporation; Compton Petroleum Corporation; SNC-Lavalin; Computer Modelling Group Ltd.; Softchoice Corp.; Crew Energy Inc.; Stantec Inc.; Enerflex Systems Ltd.; Teck Resources Limited; Labopharm Inc.; TeraGo Networks Inc.; Velan Inc. Mercer can only disclose the identities of the publicly-traded participating organizations due to confidentiality covenants with survey participants.

(2)	2009 US Mercer Benchmark Database (2,771 participants); and

(3)
2009 UK Mercer Benchmark Database (193 participants), which contains compensation data for companies in all industries of all sizes and scopes. Focuses on companies with revenues lower than CA$500 million.

For the executives based outside Canada, their total compensation was aligned at the median of the local market. Mercer cannot disclose the identities of participating organizations within a specific revenue range due to confidentiality covenants with survey participants. Local laws forbid the disclosure of company names when a sampling of companies is extracted from a local database.

Key Elements and Policies for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four principles:

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

Compensation Elements

The significant elements of the Corporation’s 2010 executive compensation program were (i) Base Salary, (ii) the Short-Term Incentive Plan, and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition to the foregoing and as the case may be, the Corporation also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan, a 401K Plan or a Pension Benefit Plan, as the case may be. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2010 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and Chief Executive Officer, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee’s objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the High-Technology/Telecommunications and Manufacturing-Durable Goods Industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”) provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate (which apply to all employees) and division objectives established on a yearly basis as well as the achievement of personal objectives. Such strategic corporate and division objectives also apply to all other employees of the Corporation, except the sales force, in their respective STIP. Target payout levels for NEOs eligible for incentive bonuses in the financial year ended August 31, 2010 were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. As per the STIP table below, the plan’s objectives are aimed to reward six elements: three elements are shareholder oriented (sales, gross margins and EBITDA), two are customer oriented (on time delivery and quality) and one is based on personal objectives.

Name & Position	Annual incentive target as % of base salary	Business Performance				Individual Performance Multiplier (2)
		Measure	Weight		Multiplier (1)
Germain Lamonde, CEO	55%		Telecom (3)	LSI (3)	0% to 150%	0% to 125%
		• Sales	35%	30%
		• EBITDA	20%	30%
Pierre Plamondon, CFO	35%	• Gross margin	20%	25%
		• Customer satisfaction (4)	25%	15%
			Total: 100%
Hannu Huttunen, Vice-President, Wireless Division	30%	• Sales	Telecom 35%
		• EBITDA	20%
		• Gross margin	20%
		• Customer satisfaction (4)	25%
			Total: 100%
Jon Bradley, Vice-President, Sales-EMEA	66.7%				See note 8
		• Revenue target (5)	45%
		• Margin target (6)	45%
Dana Yearian, Vice-President, Sales-Americas	66.7%	• Personal objectives (7)	10%

(1)
For sales, EBITDA and gross margin metrics, NEO begins to be compensated upon attainment of 50% of the target objective and up to the attainment of 150% of the target objective. For customer satisfaction metric, NEO’s compensation is pro-rated from a minimal threshold up to the attainment of 150% of the target objective.

(2)
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

(3)
For the positions of CEO and CFO, actual bonus is pro-rated according to the revenues of each division: Telecom and LSI (Life Science and Industrial). For 2010, the applicable proportions were 89% for Telecom and 11% for LSI.

(4)	Includes both measures: on time delivery and quality.
(5)
The compensation rate for the attainment of revenue targets (billings) is equal to the total billings potential amount of commission on the total billings quotas defined at the beginning of the financial year. The rate is lower under 70% of the attainment of the objective. Regular rate is applied from 70% to 100% of the attainment of the objective. An accelerator is applied after 100%.

(6)
The commission rate for the attainment of the margin targets is equal to the total margins potential on the total margins quotas defined at the beginning of the financial year. This rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective.

(7)
The compensation for personal objectives is a maximum amount based on the quarterly achievement of the sales target for their specific territory. It is pro-rated between 70% and 100% achievement and no compensation will be attributed to this element if less than 70% of the objective is attained.

(8)
Additional bonuses are also available, one being based on revenues and integration of recent acquisitions and the other on the implementation of the Corporation development program. Accordingly, a total sales achievement figure target of recent acquisitions and a commission rate are determined at the beginning of the financial year. The commission rate is applied when total sales achievement figure of recent acquisitions exceeds 50% of the target. Another portion of these additional bonuses is based on the result of the implementation of an integration plan following an acquisition. The compensation for the attainment of the implementation of an integration plan following an acquisition target is a maximum amount based on the achievement of such target and is pro-rated up to 100% achievement. The Corporation development program implementation target is determined at the beginning of the financial year. The compensation for the attainment of the Corporation development program target is a maximum amount based on the achievement of such target and is pro-rated up to 100% achievement.

Long-Term Incentive Compensation

•  Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective in January 2005, the Long-Term Incentive Plan (“LTIP”), is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2010, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each executive is entitled to receive annually RSUs in accordance with the following policy:

Positions	Grant Levels (1) (% of base salary)
CEO	70%
Other NEOs	25% - 30%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

RSU awards are based on the expected impact of the role of the executive officer on the Corporation’s performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders. RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2010, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to the additional responsibilities for the integration of business acquisitions and the maximization of their profitability. As disclosed under the section “Summary Compensation Table” hereof, the NEOs were granted RSUs during the last financial year. The purpose of such grant was intended to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grant was also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs neither the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2010, there were a total of 1,348,787 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$12.67 (CA$18.94) per option.

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2010, there were a total of 1,603,048 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.15 (CA$4.56) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.6% of the Corporation’s issued and outstanding voting shares as of November 1, 2010. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,155,299 issued and outstanding Subordinate Voting Shares as of November 1, 2010.

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

All RSUs first vesting cannot be earlier than the third anniversary date of their grant. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2010	October 20, 2009	36,500	3.74	50% after 3 and 4 years of the grant date.
	January 19, 2010	130,000	5.13
	April 7, 2010	37,900	5.68
	April 7, 2010	6,155	5.68	1/3 on the third, fourth and fifth anniversary date of the grant.
	July 7, 2010	3,759	5.32
	October 20, 2009	174,686	3.74
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	April 7, 2010	7,575	5.68
	July 7, 2010	18,963	5.32
August 31, 2009	October 22, 2008	71,003	2.36	50% after 3 and 4 years of the grant date.
	January 20, 2009	243,700	3.22
	April 7, 2009	11,000	3.52
	July 8, 2009	3,000	2.99	100% after 3 years of the grant date.
	January 20, 2009	5,000	3.22	1/3 on the third, fourth and fifth anniversary date of the grant.
	October 22, 2008	216,685	2.36
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	October 22, 2008	135,584	2.36	100% after 3 years of the grant if performance is achieved (long-term growth of revenue and profitability). Otherwise 100% vested after 5 years of the grant date.
August 31, 2008	October 23, 2007	29,000	6.28	50% after 3 and 4 years of the grant date.
	January 15,2008	76,200	4.16
	April 8, 2008	21,600	6.09
	April 22, 2008	185,570	5.82
	July 7, 2008	71,310	4.39
	October 23, 2007	86,167	6.28
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2007	September 29, 2006	1,200	5.83	50% after 3 and 4 years of the grant date.
	January 19, 2007	34,250	6.42
	January 26, 2007	60,200	7.32
	July 5, 2007	2,000	7.14
	September 11, 2006	2,000	5.38	1/3 on the third, fourth and fifth anniversary date of the grant.
	October 25, 2006	25,000	6.02
	January 19, 2007	22,550	6.42
	October 25, 2006	71,802	6.02
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

August 31, 2006	February 6, 2006	86,700	5.59	50% after 3 and 4 years of the grant date.
	February 9, 2006	1,500	6.50
	February 21, 2006	13,850	6.58
	June 20, 2006	3,500	5.90
	June 27, 2006	2,000	6.27
	August 8, 2006	5,000	5.16	1/3 on the third, fourth and fifth anniversary date of the grant.
	December 6, 2005	61,253	4.76
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

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

Any option granted pursuant to the LTIP will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

Any RSU granted pursuant to the LTIP will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability and (iii) retirement.

•	Restricted Share Unit Grants in Last Financial Year

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2010 was 415,538 having a weighted average fair value at the time of grant of US$4.50 (CA$4.67) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2010, there were a total of 1,603,048 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.15 (CA$4.56) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as an employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2010.

During the financial year ended August 31, 2010, the following RSUs were granted to the following NEOs:

Name	RSUs granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU)	Grant Date	Vesting schedule (2)
Germain Lamonde	66,081	15.90%	3.74	October 20, 2009
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

Pierre Plamondon	16,794	4.04%	3.74	October 20, 2009
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

Jon Bradley	10,367	2.49%	3.74	October 20, 2009
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

Name	RSUs granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU)	Grant Date	Vesting schedule (2)
Hannu Huttunen	23,128	5.57%	5.68	April 7, 2010	6,155, 1/3 on the third, fourth and fifth anniversary date of the grant.

7,575, 100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

			5.32	July 7 , 2010
9,398, 100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

Dana Yearian	15,241	3.67%	3.74	October 20, 2009
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

(1)	Such percentage does not include the cancelled RSUs, as the case may be.
(2)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(3)
Those RSUs granted in the financial year ended August 31, 2010 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with a profitability metric. The sales growth metric is determined according to the Compound Annual Growth Rate (CAGR) of the sales of the Corporation (SALES CAGR). The profitability metric is determined according to the Compound Annual Growth Rate (CAGR) of the Corporation’s net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain (EBITDA) (EBITDA CAGR). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis, as of: i) 100% for SALES CAGR of 20% or more and 0% for SALES CAGR of 10% or less for the three fiscal years from the date of grant and cumulated with ii) 100% for the highest of a) EBITDA CAGR of 20% or more or b) the CAGR of 20% or more of revenues for the last three (3) fiscal years and 0% for the highest of a) or b) of 10% or less for the three fiscal years from the date of grant. The second early vesting performance objectives will be attained on the same premises as described above but for the four fiscal years from the date of grant.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2010:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one individual)	197,533	12.32%	4.01
Board of Directors (five individuals)	–	–	–
Management and Corporate Officers (thirteen individuals)	589,093	36.75%	3.62

•	Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2010. At August 31, 2010, there were a total of 1,348,787 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$12.67 (CA$18.94) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2010:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	154,240	11.44%	6.26
Board of Directors (four individuals)	117,807	8.73%	5.95
Management and Corporate Officers (eight individuals)	187,039	13.87%	14.79

•	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

 Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 10.6% of the total issued and outstanding voting shares.

•	Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2010 was 20,079. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2010, there were a total of 135,003 DSUs credited to directors pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.64 (CA$5.16).

During the financial year ended August 31, 2010, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs #	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
20,079	4.79	96,094	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2010:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five individuals)	135,003	100%	626,922	4.64

•	Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2010, 20,079 DSUs and 415,538 RSUs were granted to directors, officers and employees. Such awards were issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.6% of the Corporation’s issued and outstanding voting shares as of November 1, 2010. As at November 1, 2010, the number of Subordinate Voting Shares reserved for future issuance is 2,062,043 representing 3.5% of the Corporation’s issued and outstanding voting shares as at November 1, 2010.

•	Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (“SAR Plan”), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada  on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants being in October 2007, October 2008 and October 2009.

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% on the third and the fourth year anniversary date of the date of grant being October 2010.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination of the relationship of an employee with the Corporation or one of its subsidiaries.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant.

As of November 1, 2010, there were 46,374 SARs outstanding.

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

With the exception of car allowances that are provided to the Corporation’s CEO, Vice-President, Sales — Americas and Vice-President, Sales — EMEA, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than $50,000, or 10% of total annual salary and bonus for the financial year and, as such is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (“DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO under which the Corporation may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to this plan and expenses for the years ended August 31, 2008, 2009 and 2010, amounted to US$531,000, US$504,000 and US$592,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than 2 years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. Accordingly, the Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2008, 2009 and 2010, the Corporation made an aggregate of US$216,000, US$356,000 and US$268,000 respectively, in Safe Harbor Contributions to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options. As of August 31, 2010, the Corporation made an aggregate of US$2,366,000 in Safe Harbor Contributions to the 401K plan. A participant may have access to the assets of the plan under the following limited circumstances: (i) termination of employment; (ii) permitted withdrawals; and (iii) limited loans.

Pension Benefit Plan

The Corporation participates, through an insurance company, to a pension benefit plan (“PBP”) for only our NEO, Hannu Huttunen Vice-President, Wireless Division, based in Oulu Finland, as no other employee is eligible (“Eligible PBP Participant”). The PBP foresees a pension amount equal to 66% of the average monthly salary of the Eligible PBP Participant if such participant remains with the Corporation until the age of sixty (60). The sole obligation of the Corporation to the PBP is an annual contribution as a premium to the insurance company which is calculated on a yearly basis and based on the Eligible PBP Participant average monthly salary for a period of one year and on the expected period remaining for the Eligible PBP Participant to attain the age of sixty (60). If the Eligible PBP Participant does not remain with the Corporation until the age of sixty (60), such participant will have the right to use the contributions mentioned above as paid-up premiums without any further expenses to the Corporation. Cash contributions from the Corporation through premiums to the insurance company for the Eligible PBP Participant to the PBP for the year ended August 31, 2010, amounted to EUR 7,935 (US$10,827) (CA$11,309).

2010 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation’s executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established a scorecard outlining key performance indicators which is applicable to all employees. These performance indicators focus effort, communicate priorities and enable performance to be benchmarked. The following table highlights the Corporation’s performance against these indicators in 2010.

2010 Performance Indicators	Corporation’s Performance
Short-Term Incentive Plan (STIP)	Telecom (% of achievement)	LSI (% of achievement)
Financial • Sales • EBITDA • Gross margin	96% 109% 102%	110% 126% 96%
Customer Satisfaction • Quality • On-time delivery	100% 98%	98% 100%
Sales Force • Revenue (billings) • Margins (quotas)	94% 84%	n/a n/a
Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of early vesting achievement (1)
October 25, 2006	October 25, 2010	35%
October 23, 2007	October 25, 2010	31%

(1)	The vesting schedules are provided in the table provided under the heading “Long-Term Incentive Plan”.

CEO Performance Compensation during Last Two (2) Fiscal Years

The following table compares the grant date value of compensation awarded to Mr. Lamonde in respect of his performance as CEO with the actual value that he has received from his compensation awards during the last two (2) fiscal years. The actual compensation that he has received includes salary and cash incentive payments, as well as the value at maturity of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period and the in-the-money value of stock options that remain outstanding.

Compensation Elements	2010	2009	2-Year Total
Cash
Base Salary	CA$400,000	CA$371,000	CA$771,000
Short-term incentive	CA$257,127	CA$159,452	CA$416,579
Equity
Long-term incentive	CA$259,698	CA$192,499	CA$452,197
Total Direct Compensation	CA$916,825	CA$722,951	CA$1,639,776
Pension Value	–	–	–
All Other Compensation	–	–	–
Total Compensation	CA$916,825	CA$722,951	CA$1,639,776
Annual Average	–	–	CA$819,888
Total Market Capitalization Growth (CA$ millions)	156.2(1)	(106.0)(1)	50.1(1)
Total Cost as a % of Market Capitalization Growth	0.6%	–	3.3%

(1)
Includes the redemption of 3,600 and 8,181,093 Subordinate Voting Shares respectively in 2010 and 2009 under the normal course issuer bid and substantial issuer bid of the Corporation during these years.

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

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Summary Compensation Table

The table below shows compensation information during the two most recently completed financial years for the NEOs. This information includes the US dollar value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

							Non-equity incentive plan compensation ($)
Name and Principal Position	Financial Year	Salary (1) (2) ($)		Share-Based Awards (2) (3) ($)		Option-based Awards ($)	Annual Incentive plans (2) (4)		Long-term Incentive plans	Pension value ($)	All other compensation (2) (5)		Total Compensation ($)
Germain Lamonde, President and Chief Executive Officer	2010	382,922 400,000	(US) (CA)	248,610 259,698	(US) (CA)	–	246,149 257,127	(US) (CA)	–	–	–		877,681 916,825	(US) (CA)
	2009	314,887 371,000	(US) (CA)	163,384 192,499	(US) (CA)	–	135,335 159,452	(US) (CA)	–	–	–		613,606 722,951	(US) (CA)
Pierre Plamondon, Vice-President, Finance and Chief Financial Officer	2010	221,137 231,000	(US) (CA)	63,182 66,000	(US) (CA)	–	92,060 96,166	(US) (CA)	–	–	5,777 6,035	(US) (CA)	382,156 399,202	(US) (CA)
	2009	186,726 220,000	(US) (CA)	102,614 120,900	(US) (CA)	–	51,033 60,127	(US) (CA)	–	–	5,033 5,930	(US) (CA)	345,406 406,957	(US) (CA)

							Non-equity incentive plan compensation ($)
Name and Principal Position	Financial Year	Salary (1) (2) ($)		Share-Based Awards (2) (3) ($)		Option-based Awards ($)	Annual Incentive plans (2) (4)		Long-term Incentive plans	Pension value ($)	All other compensation (2) (5)		Total Compensation ($)
Jon Bradley, Vice-President, Sales — EMEA	2010	151,044 157,780 96,532	(US) (CA) (£)	39,003 40,742 24,927	(US) (CA) (£)	–	96,363 100,661 61,585	(US) (CA) (£)	–	–	–		286,410 299,183 183,044	(US) (CA) (£)
	2009	133,799 157,642 86,100	(US) (CA) (£)	105,766 124,614 68,061	(US) (CA) (£)	–	65,578 77,264 42,200	(US) (CA) (£)	–	–	–		305,143 359,520 196,361	(US) (CA) (£)
Hannu Huttunen, Vice-President, Wireless Division (6)	2010	103,775 108,403 76,057	(US) (7) (CA) (€)	125,121 130,702 91,701	(US) (CA) (€)	–	92,509 96,635 67,800	(US) (8) (CA) (€)	–	–	10,827 11,309 7,935	(US) (CA) (€)	332,232 347,049 243,493	(US) (CA) (€)
Dana Yearian, Vice-President, Sales — Americas	2010	200,000 208,920	(US) (CA)	57,001 59,544	(US) (CA)	–	170,297 177,892	(US) (CA)	–	–	8,502 8,881	(US) (CA)	435,801 455,237	(US) (CA)
	2009	190,000 223,858	(US) (CA)	114,451 134,846	(US) (CA)	–	97,508 114,884	(US) (CA)	–	–	6,536 7,701	(US) (CA)	408,495 481,289	(US) (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0446 = US$1.00 for the financial year ended August 31, 2010 and CA$1.1782 = US$1.00 for the financial year ended August 31, 2009. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6391 = US$1.00 for the financial year ended August 31, 2010 and £0.6435 = US$1.00 for the financial year ended August 31, 2009 and the conversion from US dollars to Canadian dollars is made as described above. The compensation information for Finland resident has been converted from euros to US dollars based upon an average foreign exchange rate of €0.7329 = US$1.00 for the financial year ended August 31, 2010 and the conversion from US dollars to Canadian dollars is made as described above. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the fluctuations in exchange rates when expressed in currency other than their local currencies.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion & Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the financial year ended August 31, 2010 (i) ($)		Paid in the first quarter of the financial year ending on August 31, 2011 (i) ($)		Total bonus earned during the financial year ended August 31, 2010 (i) ($)
Germain Lamonde	117,993 123,255	(US) (CA)	128,156 133,872	(US) (CA)	246,149 257,127	(US) (CA)
Pierre Plamondon	43,362 45,296	(US) (CA)	48,698 50,870	(US) (CA)	92,060 96,166	(US) (CA)
Jon Bradley	80,263 83,843 51,296	(US) (CA) (£)	16,100 16,818 10,289	(US) (CA) (£)	96,363 100,661 61,585	(US) (CA) (£)
Hannu Huttunen	92,509 96,635 67,800	(US) (CA) (€)	– – –	(US) (CA) (€)	92,509 96,635 67,800	(US) (CA) (€)
Dana Yearian	154,672 161,570	(US) (CA)	15,625 16,322	(US) (CA)	170,297 177,892	(US) (CA)

(i)	Refer to note 2 herein.

(5)
Indicates the amount contributed by the Corporation during the financial year to the Deferred Profit-Sharing Plan as detailed under section “Compensation Discussion & Analysis – Deferred Profit-Sharing Plan”, 401K Plan as detailed under section “Compensation Discussion & Analysis – 401K Plan” or Pension Benefit Plan as detailed under section “Compensation Disclosure & Analysis – Pension Benefit Plan”, as applicable, for the benefit of the NEO. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Bradley did not participate.

(6)	Mr. Huttunen joined the Corporation on March 12, 2010.

(7)
This amount represents the base salary paid to Mr. Huttunen since he joined the Corporation on March 12, 2010. Mr. Huttunen base salary for the financial year ended August 31, 2010 amounted to €147,000 (US$200,573) (CA$209,519).

(8)
Since Mr. Huttunen joined the Corporation on March 12, 2010, the bonus paid to Mr. Huttunen for the financial year ended August 31, 2010 amounted to €67,800 (US$92,509) (CA$96,635) of which includes a Transaction Bonus following the acquisition of NetHawk Oyj.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the fiscal year, or outstanding at the end of the financial year are described herein under the section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan” and “Compensation Discussion and Analysis – Short Term Incentive Compensation”.

Outstanding share-based awards and option-based awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2010, if any, including those granted before August 31, 2010.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (US$) (1)	Option expiration date	Value (2) of unexercised in- the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Germain Lamonde	5,080	22.25	Jan. 10, 2011	–	197,533	1,096,308
	70,000	9.13	Oct. 10, 2011	–
	50,000	1.58	Sept. 25, 2012	198,500
	17,942	4.51	Feb. 1, 2015	18,660
	11,218	4.76	Dec. 6, 2015	8,862
Pierre Plamondon	10,000	45.94	Sept. 13, 2010	–	82,396	457,298
	5,000	34.07	Oct. 11, 2010	–
	9,240	22.25	Jan. 10, 2011	–
	19,000	9.13	Oct. 10, 2011	–
	20,000	1.58	Sept. 25, 2012	79,400
	5,383	5.13	Oct. 26, 2014	2,261
	3,653	4.76	Dec. 6, 2015	2,886
Jon Bradley	5,000	45.94	Sept. 13, 2010	–	58,731	325,957
	5,000	22.25	Jan. 10, 2011	–
	1,000	12.22	Jan. 3, 2012	–
Hannu Huttunen	–	–	–	–	23,128	128,360
Dana Yearian	–	–	–	–	78,874	437,751

(1)	Prices noted are the grant date exercise price for each option under each award.
(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2010. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

The following table summarizes, for each of the NEOs, the number of stock options, if any, exercised during the financial year ended August 31, 2010 and the aggregate gains realized upon exercise, if any. Gains realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)	Option grant date	Gains realized (US$)
Germain Lamonde	–	–	–	–
Pierre Plamondon	–	–	–	–
Jon Bradley	1,500	3.19	January 7, 2003	1,332
	10,000	3.50	December 17, 2003	12,269
	4,000	4.51	February 1, 2005	1,077
Hannu Huttunen	–	–	–	–
Dana Yearian	–	–	–	–

Incentive plan awards – value vested or earned during the year

The following table summarizes, for each of the NEOs, the value of option-based awards, if any vested during the financial year ended August 31, 2010, the value of share-based awards vested during the financial year ended August 31, 2010, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2010, if any.

Name	Option-based awards – value vested during the year (US$) (1)	Share-based awards – value vested during the year (US$) (2)	Non-equity incentive plan compensation – Value earned during the year (US$) (3)
Germain Lamonde	–	42,572	246,149
Pierre Plamondon	–	35,505	92,060
Jon Bradley	–	10,546	96,363
Hannu Huttunen	–	–	92,509
Dana Yearian	–	10,815	170,297

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

(2)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(3)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2010 (as indicated under the “Summary Compensation Table”).

Pension plan Benefits

The Corporation does not have a defined benefit or a defined contribution pension plan. The significant terms of the Deferred Profit-Sharing Plan, the 401K Plan and the Pension Benefit Plan of the Corporation are described herein under the sections entitled “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan”, “Compensation Discussion and Analysis – 401K Plan” and “Compensation Discussion and Analysis – Pension Benefit Plan” the amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled “All other compensation” in the “Summary Compensation Table”.

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments equal to 24 months of the current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 24 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments equal to 12 months of the current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation’s Vice-President, Sales — EMEA. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments equal to 2 months of the current base salary per year of service as a Vice-President of the Corporation (a minimum of 4 months of current base salary but in no case exceeding 12 months of the current base salary). In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 2 months of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation (a minimum of 6 months of remuneration but in no case exceeding 18 months of remuneration) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Hannu Huttunen, the Corporation’s Vice-President, Wireless Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Huttunen’s employment without cause, Mr. Huttunen will be entitled to severance payments equal to 12 months of the current base salary. In addition, in the event Mr. Huttunen’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 12 months of the current base salary and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Sales — Americas. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments equal to 2 months of the current base salary per year of service but in no case exceeding 12 months. In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 12 months (for 0-5 years of service) or 18 months of remuneration (base salary, SIP compensation and benefits) (for more than 5 years of services) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2010, which includes all payments, payables and benefits that would be given by the Corporation to an NEO upon such termination payment event.

Termination Payment Event
Named Executive Officer	Without Cause ($) (1)		Change of Control ($) (2) (3)		Voluntary ($)
Germain Lamonde	2,358,843 2,464,219	(US) (4) (CA)	2,358,843 2,464,219	(US) (CA)	1,322,330 1,345,315	(US) (5) (CA)
Pierre Plamondon	506,317 513,746	(US) (CA)	950,100 992,288	(US) (CA)	–
Jon Bradley	191,844 202,548	(US) (CA)	434,268 464,035	(US) (CA)	–
Hannu Huttunen	209,070 218,552	(US) (CA)	328,933 345,974	(US) (CA)	–
Dana Yearian	304,878 321,643	(US) (CA)	735,259 789,161	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2010 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 4 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)	Is considered a “Change of Control” a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(3)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2010 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(4)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2010 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2010 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2010, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the following table as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the director pursuant to the Deferred Share Unit Plan. The significant terms of the DSU Plan of the Corporation is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$47,865	(3)
Annual Retainer for Lead Director	CA$5,000		US$4,787	(3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,787	(3)
Annual Retainer for Committee Members	CA$3,000		US$2,872	(3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$957	(3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$479	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs except Mr. David A. Thompson who elected not to receive any DSU.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. David A. Thompson is US$50,000 (CA$52,230).
(3)	The compensation information has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of CA$1.0446 = US$1.00 for the financial year ended August 31, 2010.

In the financial year ended August 31, 2010, the Directors who are not employees of the Corporation earned the following compensation in the form indicated:

Name	Fees earned (1) ($)	Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Pierre-Paul Allard	61,966 (US) 64,730 (CA)	–	–	–	–	–	61,966 (US) 64,730 (CA)
Pierre Marcouiller	60,789 (US) 63,500 (CA)	–	–	–	–	–	60,789 (US) 63,500 (CA)
Guy Marier	67,491 (US) 70,500 (CA)	–	–	–	–	–	67,491 (US) 70,500 (CA)
David A. Thompson	62,924 (US) 65,730 (CA)	–	–	–	–	–	62,924 (US) 65,730 (CA)
André Tremblay	60,789 (US) 63,500 (CA)	–	–	–	–	–	60,789 (US) 63,500 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0446 = US$1.00 for the financial year ended August 31, 2010 except for Mr. Pierre-Paul Allard and Mr. David A. Thompson who are paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors in DSUs. The table below identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees earned
	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	25,000 26,115	(US) (CA)	36,966 38,615	(US) (CA)	61,966 64,730	(US) (CA)
Pierre Marcouiller (ii)	23,933 25,000	(US) (CA)	36,856 38,500	(US) (CA)	60,789 63,500	(US) (CA)
Guy Marier (ii)	23,933 25,000	(US) (CA)	43,558 45,500	(US) (CA)	67,491 70,500	(US) (CA)
David A. Thompson (iii)	–		62,924 65,730	(US) (CA)	62,924 65,730	(US) (CA)
André Tremblay (ii)	23,933 25,000	(US) (CA)	36,856 38,500	(US) (CA)	60,789 63,500	(US) (CA)

(i)
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

(ii)	Elected to receive 50% of its Annual Retainer for Directors in form of DSUs.
(iii)	Elected to receive its Annual Retainer for Directors in cash.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

Outstanding share-based awards and option-based awards

The following table sets out for each director of the Corporation all awards outstanding as at August 31, 2010, if any, including awards granted before August 31, 2010.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (DSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (US$) (1)	Option expiration date	Value (2) of unexercised in- the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Pierre-Paul Allard	–	–	–	–	13,089	72,644
Pierre Marcouiller	400	22.25	Jan. 10, 2011	–	28,730	159,452
	17,966	9.13	Oct. 10, 2011	–
	1,037	12.69	Dec. 1, 2011	–
	2,479	5.65	Mar. 1, 2012	–
	12,500	1.58	Sept. 25, 2012	49,625
	12,500	3.51	Oct. 27, 2013	25,500
Guy Marier	12,500	4.65	Mar. 24, 2014	11,250	28,730	159,452
David A. Thompson	400	22.25	Jan. 10, 2011	–	26,963	149,645
	15,334	9.13	Oct. 10, 2011	–
	12,500	1.58	Sept. 25, 2012	49,625
	12,500	3.51	Oct. 27, 2013	25,500
André Tremblay	400	22.25	Jan. 10, 2011	–	37,491	208,075
	17,291	9.13	Oct. 10, 2011	–

(1)	Prices noted are the grant date exercise price for each option under each award.
(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2010. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2010 which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised option-based awards

The following table sets out for each director of the Corporation all awards exercised during the financial year ended August 31, 2010, if any.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)	Option grant date	Gains realized (US$)
Pierre-Paul Allard	–	–	–	–
Pierre Marcouiller	–	–	–	–
Guy Marier	–	–	–	–
David A. Thompson	–	–	–	–
André Tremblay	12,500	1.58	Sept. 25, 2002	40,836
	12,500	3.51	Oct. 27, 2003	14,139

In the financial year that ended August 31, 2010, all of the options of directors were exercisable, none of the DSUs of directors vested and the directors did not receive any non-equity incentive compensation from the Corporation.

Securities authorized for issuance under equity compensation plans

The following sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding on August 31, 2010 or that may be issued, under the Corporation’s Long Term Incentive plan (“LTIP”) and Deferred Share Unit plan (“DSUP”), both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSU	1,603,048	n/a (1)	2,131,935
LTIP – Options	1,348,787	12.67
DSUP – DSU	135,003	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return of EXFO’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five years ended August 31, 2010. It assumes that the initial value of the investment in EXFO’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on August 31, 2005. The bar chart, included in the graph below, shows the trend in total compensation paid to our named executive officers of such identified period of which the CEO and CFO are included in every period but the remaining three (3) named executives officers changed form one period to another. For further information on the identity and compensation of those named executive officers, please refer to our previous five (5) Management Proxy Circular and this Management Proxy Circular under the summary compensation table.

The Corporation’s Stock Performance
(August 31, 2005 to August 31, 2010)

	August 31,
	2005	2006	2007	2008	2009	2010
EXFO Subordinate Voting Share	$100	$104	$126	$80	$59	$106
S&P/TSX Stock Index	$100	$113	$128	$129	$102	$112
Sum of NEO’s total compensation (in millions of CA$)	$2.3	$1.8	$2.0	$2.1	$2.3	$2.5

The trends shown by the performance graphs set forth above represent a constant growth in the cumulative total shareholder return from August 31, 2005 until August 31, 2007, followed by a decline in the financial years ended August 31, 2008 and 2009 and followed by a significant increase in the financial year ended August 31, 2010. The performance of the Corporation over the same period is relatively in line with the performance of the Index except for the financial year 2008 and 2009 where the impact of the recession have affected the telecom market and the Corporation earlier and more severely than the Index. However, the recovery for the corporation in financial year 2010 has been much stronger than the Index as well.

Over the same five-year period, the chart clearly depicts that the level of the total compensation received by the named executive officers over the identified period, closely follows our share performance levels during three of the last five financial years. The exceptions in this trend were during financial year ended August 31, 2008 and 2009, this can be explained through the fact that:

•
Even if our share performance improved in the financial year ended August 31, 2006, the total compensation received by the NEOs decreased during the period reflecting the implementation of the revised Long-Term Incentive Plan in fiscal year 2005.

•
Our share performance weakened in financial years ended August 31, 2008 and 2009 as a result of the significant downturn in the economy; this is similar to other technology sector companies. It should be noted that during these two years, we delivered EBITDA* of 11.2 % and 8.4 % respectively for 2008 and 2009 while we were  expanding our activities, developing new market territories and acquiring new businesses. This expansion significantly increased the complexity of our operations and the organization.

•
The increase in the total compensation received by the named executive officers over the identified five (5) year period is the result of an initiative to gradually close the compensation gap with respect to market rates pursuant to our three (3) year plan adopted in 2007 based on Mercer’s and Aon’s recommendations. In addition, total compensation received by the named executive officers over the identified period roses as a result of the additional roles and responsibilities of such individual due to the increased complexity of our organization and to the addition of new senior members in the named executives with higher compensation.

Overall, the total compensation, received by the named executive officers over the identified period, trend is strongly linked with the increase in our annual revenues from US$97,2M on August 31, 2005 to US$228,1M on August 31, 2010, which represents an increase of 135%

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation, and long-term compensation. Base salary is established at the beginning of each fiscal year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given fiscal year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation”. Long-term compensation, which is handed out in the form of Restricted Share Units (“RSUs”), vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of our share price significantly reduced the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

 Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. A policy of Directors’ and officers’ liability insurance is maintained by us, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$169,250 from September 30, 2010 to September 30, 2011, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

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

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Annual Meeting of shareholders for election as a director of the Corporation. Included in these charts is information relating to the directors’ committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or over which each of them exercised control or direction) in the Corporation.

GERMAIN LAMONDE

St-Augustin-de-Desmaures, Quebec, Canada

Director since
September 1985

Not Independent (Management)

Principal Occupation: Chairman of the Board of Directors, President and Chief Executive Officer, EXFO Inc.

Germain Lamonde, a company founder, has been Chairman of the Board, President and CEO of EXFO since its inception 25 years ago. Mr. Lamonde, who is responsible for the overall management and strategic direction of EXFO, has grown the company from the ground up into a global industry leader in wireline and wireless telecommunication test and service assurance. Mr. Lamonde has served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the Pole QCA Economic Development Corporation and the National Optics Institute of Canada to name a few. Germain Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering (École Polytechnique), a master’s degree in optics from Laval University, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership	Attendance (1)	Principal Board Memberships
Chairman of the Board of Directors	9/9	100%	–
Securities Held
As at	Subordinate Voting Shares(#)	Multiple Voting Shares(#)	RSUs(#)	Total Shares (2) and RSUs(#)	Total Market Value (3) of Shares (2)and RSUs (US$)
August 31, 2010	23,625	36,643,000 (4)	197,533	36,864,158	204,596,077
Options Held
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$) (5)
January 10, 2001 October 10, 2001 September 25, 2002 February 1, 2005 December 6, 2005	5,080 70,000 50,000 17,942 11,218	22.25 9.13 1.58 4.51 4.76	5,080 70,000 50,000 17,942 11,218	– – 198,500 18,660 8,862
Total	154,240	226,022

(1)	Mr. Lamonde attended 6 meetings in person and 3 meetings by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting  of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(5)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2010. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Vice-President, Sales and Operations, Global Industries for Cisco Systems Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Today, he is also an active philanthropist for l’Institut de Cardiologie de Québec. Mr. Allard is presently Vice-President, Sales and Operations, Global Industries for Cisco Systems Inc., where he has held several senior management positions over the last 18 years. More recently, Mr. Allard was President and CEO of Cisco Systems Canada.  Currently, he is responsible for all field operations of Cisco’s Global Enterprise Client segment, focusing on new business models, market transition opportunities and increased customer satisfaction. Prior to joining Cisco, Mr. Allard worked for  IBM Canada  for 12 years. In 2002, Mr. Allard  co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Telfer School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, in Canada.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/9 4/4 3/4 4/4	89% 100% 75% 100%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2010	8,000	13,089	21,089	117,044
Options Held
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Cisco Systems Inc. is a leading network equipment manufacturer in the global telecommunications industry.
(2)	Mr. Allard attended 5 meetings in person and 3 meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

PIERRE MARCOUILLER
Magog, Quebec, Canada Director since May 2000 Independent Principal Occupation: Chairman of the Board and Chief Executive Officer, Camoplast Inc. (1)

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

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		9/9 4/4 4/4 4/4	100% 100% 100% 100%	Canam Group Inc.
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2010	5,000	28,730	33,730	187,202
Options Held
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$) (5)
January 10, 2001 October 10, 2001 December 1, 2001 March 1, 2002 September 25, 2002 October 27, 2003	400 17,966 1,037 2,479 12,500 12,500	22.25 9.13 12.69 5.65 1.58 3.51	400 17,966 1,037 2,479 12,500 12,500	– – – – 49,625 25,500
Total			46,882	75,125

(1)
Camoplast Inc. designs, develops and manufactures specialized components, sub-systems and assemblies for the world leading original equipment manufacturers (OEMS) of both on- and off-road vehicles in a variety of markets including automotive, agricultural, construction and industrial, defense and powersports.

(2)	Mr. Marcouiller attended 6 meetings in person and 3 meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.
(5)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2010. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

GUY MARIER
	Lakefield Gore, Quebec, Canada Director since January 2004 Lead Director since 2007 Independent Principal Occupation: Executive Consultant

Guy Marier has served as our Director since January 2004. Formerly President of Bell Québec (1999 to 2003), Mr. Marier completed his successful 33-year career at Bell (1) as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		9/9 4/4 4/4 4/4	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2010	1,000	28,730	29,730	165,002
Options Held
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$) (5)
March 24, 2004	12,500	4.65	12,500	11,250

(1)
Bell is Canada's largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology services to businesses and governments.

(2)	Mr. Marier attended 6 meetings in person and 3 meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.
(5)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2010. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

DR. DAVID A. THOMPSON, Ph.D.
Newton, North Carolina, USA Director since June 2000 Independent Principal Occupation: Executive Consultant (1)

David A. Thompson has served as our Director since June 2000. Dr. Thompson most recently served as Vice-President and Director of Hardware & Equipment Technology at Corning Cable Systems, where he held this position from 2001 until retiring from Corning in 2008. Prior to this, he held several technical management roles at Corning Incorporated starting in 1976. Dr. Thompson joined Corning Incorporated in 1976 in glass chemistry research, developing new specialty glasses for television, optical lenses, solar mirrors and optical fibers. He served in several global business management and strategic planning roles for Corning in both R&D and the Telecommunications Division between 1988 and 1999. He was technical director for the creation of optical amplifier and optical components for Corning and in creation of the Samsung-Corning Micro-Optics joint venture. He later, in 1999, was named Vice-President for the Strategic Planning & Innovation Effectiveness on return to the Corning RD&E Division. Dr. Thompson also serves on the engineering advisory group at the University of North Carolina in Charlotte. David A. Thompson holds a Bachelor of Science degree in chemistry from The Ohio State University and a masters and doctorate in inorganic chemistry from the University of Michigan and he attended the MIT Sloan School for technology leaders. He holds over 20 patents and has over two dozen technical publications in the areas of inorganic chemistry, glass technology and telecommunications. He is a member of several professional and honor societies and has chaired numerous technical society groups during his career.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		9/9 4/4 4/4 4/4	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2010	2,100	26,963	29,063	161,300
Options Held
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$) (5)
January 10, 2001 October 10, 2001 September 25, 2002 October 27, 2003	400 5,334 12,500 12,500	22.25 9.13 1.58 3.51	400 15,334 12,500 12,500	– – 49,625 25,500
Total			40,734	75,125

(1)
Mr. David A. Thompson has retired from his position as Vice-President and Director of Technology, Corning Cable Systems. Corning Incorporated is a diversified technology company that concentrates its efforts on high-impact growth opportunities. Corning combines its expertise in specialty glass, ceramic materials, polymers, and the manipulation of the properties of light, with strong process and manufacturing capabilities to develop, engineer and commercialize significant innovative products for the telecommunications, flat panel display, environmental, semiconductor, and life science industries.

(2)	Mr. Thompson attended 6 meetings in person and 3 meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

(5)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2010. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2010, which was US$5.55 (CA$5.90). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2010 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

None of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

(a)
is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

(d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

During the fiscal year ended August 31, 2010, the Board met a total of nine (9) times. Each member attended all meetings except Mr. André Tremblay who was absent two (2) times and Mr. Pierre-Paul Allard who was absent one time.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange rules flowing from the adoption of the Sarbanes-Oxley Act, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements.  Accordingly, in March 2005, the Board updated and adopted an Audit Committee Charter. A copy of this Audit Committee Charter has been filed as Exhibit 11.5 to our fiscal year 2010 Annual Report on Form 20-F and is also readily available from EXFO’s website at www.EXFO.com. The audit committee revised such Charter in October 2010 but no amendment was required. The audit committee is composed of five independent Directors: Pierre-Paul Allard, Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay. The chairperson of the audit committee is André Tremblay.

During the fiscal year ended August 31, 2010, the Audit Committee met a total of four (4) times. Each member attended all meetings except Mr. André Tremblay who was absent one time.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. Accordingly, in March 2005, the Board updated and adopted a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. A copy of this Human Resources Committee Charter has been filed as Exhibit 11.6 to our fiscal year 2010 Annual Report on Form 20-F and is also readily available from EXFO’s website at www.EXFO.com. The human resources committee is composed of five (5) independent Directors: Pierre-Paul Allard, Pierre Marcouiller, Guy Marier, David A. Thompson and André Tremblay. The chairperson of the Human Resources Committee is Mr. Guy Marier.

During the fiscal year ended August 31, 2010, the Human Resources committee met a total of four (4) times and all members attended all meetings, except Mr. Pierre-Paul Allard and Mr. André Tremblay who were absent one time.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the manager of investor relations, the manager of financial reporting and accounting as well as our general counsel and corporate secretary.

In addition, in order to deal with issues arising from our implication in the IPO class action suit, in October 2002, our Board of Directors appointed a litigation committee composed of four of our independent Directors.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. During the fiscal year ended August 31, 2010, four (4) meetings of independent Directors without management occurred and all members attended all meetings except Mr. André Tremblay who was absent one time.

REPORT ON CORPORATE GOVERNANCE PRACTICES

 Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators  (the “CSA”)  adopted  Multilateral  Instrument 52-110—Audit Committees, which was amended as of June 30, 2005 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2010 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Audit Committee Pre-Approval Policies and Procedures and Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201—Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58-101 and NP 58-201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

 Corporate Governance Practices

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter; a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistle Blower). We also adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We are also implementing best practices such as, Best Practice regarding the Granting date of Stock Incentive Compensation and the establishment of Guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website at www.EXFO.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2010 Annual Information Form on Form 20-F (also filed with the SEC), which will be available on or before November 29, 2010 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Exhibit 11.7 filed to our fiscal year 2010 Annual Report on Form 20-F, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.EXFO.com as mentioned in Exhibit 11.7.

D.            Employees

We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

As of November 1, 2010, we had a total of 1,656 employees, up from a total of 1,205 on November 2, 2009. We have 721 employees in Canada, primarily based in Quebec, and 935 employees based outside of Canada. 706 are involved in research and development, 404 in manufacturing, 282 in sales and marketing, 123 in general administrative positions and 141 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.             Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as at November 1, 2010 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as at November 1, 2010				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Germain Lamonde	30,886	*	79,160	6.60%	75,080	6.26%	185,126	*	36,643,000 (4)	100%	94.12
Pierre Plamondon	73,351 (5)	*	23,653	1.97%	33,623	2.80%	130,627	*	–	–	*
Pierre-Paul Allard	8,000	*	–	*	–	*	8,000	*	–	–	*
Pierre Marcouiller	5,000	*	25,000	2.08%	21,882	1.82%	51,882	*	–	–	*
Guy Marier	1,000	*	–	*	12,500	1.04%	13,500	*	–	–	*
David A. Thompson	2,100	*	25,000	2.08%	15,734	1.31%	42,834	*	–	–	*
André Tremblay	–	*	–	*	17,691	1.47%	17,691	*	–	–	*
Jon Bradley	–	*	–	*	6,000	*	6,000	*	–	–	*
Hannu Huttunen	–	*	–	*	–	*	–	*	–	–	*
Dana Yearian	2,111	*	–	*	–	*	2,111	*	–	–	*
Other executive officers as a group	56,440	*	29,726	2.48%	40,559	3.38%	126,725	*	–	–	*
All of our Directors and executive officers as a group	178,888	*	182,539	15.22%	223,069	18.60%	584,496	2.53%	36,643,000	100%	94.22

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price at which such securities may be bought from the Corporation. As at November 1, 2010 the market value of a Subordinate Voting Share was US$5.93 or CA$6.00, as applicable.

(2)	“Out-the-money” options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.
(3)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2010 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

(4)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 34,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(5)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.

The following table presents information regarding stock options held as of November 1, 2010 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	5,080 70,000 50,000 17,942 11,218	$22.25 $9.13 $1.58 $4.51 $4.76	January 10, 2011 October 10, 2011 September 25, 2012 February 1, 2015 December 6, 2015
Pierre Plamondon	9,240 19,000 20,000 5,383 3,653	$22.25 $9.13 $1.58 $5.13 $4.76	January 10, 2011 October 10, 2011 September 25, 2012 October 26, 2014 December 6, 2015
Pierre-Paul Allard	−	−	−
Pierre Marcouiller	400 17,966 1,037 2,479 12,500 12,500	$22.25 $9.13 $12.69 $5.65 $1.58 $3.51	January 10, 2011 October 10, 2011 December 1, 2011 March 1, 2012 September 25, 2012 October 27, 2013
Guy Marier	12,500	$4.65	March 24, 2014
David A. Thompson	400 15,334 12,500 12,500	$22.25 $9.13 $1.58 $3.51	January 10, 2011 October 10, 2011 September 25, 2012 October 27, 2013
André Tremblay	400 17,291	$22.25 $9.13	January 10, 2011 October 10, 2011
Jon Bradley	5,000 1,000	$22.25 $12.22	January 10, 2011 January 3, 2012
Hannu Huttunen	−	−	−
Dana Yearian	−	−	−
Other Executive Officers as a group	6,180 25,000 15,000 5,000 9,379 2,000 7,726	$22.25 $9.13 $1.58 $3.19 $5.13 $4.51 $4.76	January 10, 2011 October 10, 2011 September 25, 2012 January 7, 2013 October 26, 2014 February 1, 2015 December 6, 2015

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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2010.

			DSUs				RSUs
Name	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–		–	–	12,462	(3)	0.75%	4.76
	–		–	–	19,656	(4)	1.19%	6.02
	–		–	–	26,819	(5)	1.62%	6.28
	–		–	–	65,254	(6)	3.95%	2.36
	–		–	–	66,081	(7)	4.00%	3.74
	–		–	–	45,089	(8)	2.73%	6.03
Pierre Plamondon	–		–	–	4,058	(3)	0.25%	4.76
	–		–	–	6,537	(4)	0.40%	6.02
	–		–	–	1,500	(9)	0.09%	6.02
	–		–	–	8,641	(5)	0.52%	6.28
	–		–	–	20,644	(6)	1.25%	2.36
	–		–	–	20,339	(10)	1.23%	2.36
	–		–	–	16,794	(7)	1.02%	3.74
	–		–	–	13,019	(8)	0.79%	6.03
	–		–	–	8,857	(11)	0.54%	6.03
Pierre-Paul Allard	13,089	(12)	9.7%	3.82	–		–	–
Pierre Marcouiller	28,730	(12)	21.3%	4.70	–		–	–
Guy Marier	28,730	(12)	21.3%	4.70	–		–	–
David A. Thompson	26,963	(12)	20.0%	4.63	–		–	–
André Tremblay	37,491	(12)	27.7%	4.86	–		–	–
Jon Bradley	–		–	–	5,489	(5)	0.33%	6.28
	–		–	–	16,826	(6)	1.02%	2.36
	–		–	–	25,416	(10)	1.54%	2.36
	–		–	–	10,367	(7)	0.63%	3.74
	–		–	–	8,443	(8)	0.51%	6.03
	–		–	–	8,857	(11)	0.54%	6.03
Hannu Huttunen	–		–	–	7,575	(13)	0.46%	5.68
	–		–	–	6,155	(14)	0.37%	5.68
	–		–	–	9,398	(15)	0.57%	5.32
Dana Yearian	–		–	–	1,666	(16)	0.10%	5.16
	–		–	–	5,153	(4)	0.31%	6.02
	–		–	–	6,478	(5)	0.39%	6.28
	–		–	–	23,072	(6)	1.40%	2.36
	–		–	–	25,424	(10)	1.54%	2.36
	–		–	–	15,241	(7)	0.92%	3.74
	–		–	–	11,609	(8)	0.70%	6.03
	–		–	–	8,857	(11)	0.54%	6.03
Other executive officers as a group	–		–	–	11,186	(3)	0.68%	4.76
	–		–	–	16,620	(4)	1.01%	6.02
	–		–	–	6,002	(9)	0.36%	6.02
	–		–	–	875	(17)	0.02%	6.42
	–		–	–	19,054	(5)	1.15%	6.28
	–		–	–	1,750	(18)	0.11%	4.16
	–		–	–	62,978	(6)	3.81%	2.36
	–		–	–	54,236	(10)	3.28%	2.36
	–		–	–	5,000	(19)	0.30%	3.22
	–		–	–	52,279	(7)	3.16%	3.74
	–		–	–	3,200	(20)	0.19%	5.13
	–		–	–	9,565	(15)	0.58%	5.32
	–		–	–	3,759	(21)	0.23%	5.32
	–		–	–	50,188	(8)	3.04%	6.03
	–		–	–	28,985	(11)	1.75%	6.03

		DSUs				RSUs
Name	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
All of the directors and executive officers as a group	–	–	–	27,706	(3)	1.68%	4.76
	–	–	–	1,666	(16)	0.10%	5.16
	–	–	–	47,966	(4)	2.90%	6.02
	–	–	–	7,502	(9)	0.45%	6.02
	–	–	–	875	(17)	0.05%	6.42
	–	–	–	66,481	(5)	4.02%	6.28
	–	–	–	1,750	(18)	0.11%	4.16
	–	–	–	188,774	(6)	11.42%	2.36
	–	–	–	125,415	(10)	7.59%	2.36
	–	–	–	5,000	(19)	0.30%	3.22
	–	–	–	160,762	(7)	9.73%	3.74
	–	–	–	3,200	(20)	0.19%	5.13
	–	–	–	7,575	(13)	0.46%	5.68
	–	–	–	6,155	(14)	0.37%	5.68
	–	–	–	18,963	(15)	1.15%	5.32
	–	–	–	3,759	(21)	0.23%	5.32
	–	–	–	128,348	(8)	7.76%	6.03
	–	–	–	55,556	(11)	3.36%	6.03
Total	135,003	100%	4.64	857,453		51.87%	4.18

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

(8)
Those RSUs will vest on the fifth anniversary date of the grant in October 2010 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

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

(11)
Those RSUs will vest on the fifth anniversary date of the grant in October 2010 but are subject to early vesting on the third anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the early vesting is up to 100% of the units on the third anniversary date of the grant.

(12)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(13)
Those RSUs will vest on the fifth anniversary date of the grant in April 2010 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(14)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in April 2010.

(15)
Those RSUs will vest on the fifth anniversary date of the grant in July 2010 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(16)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in August 2006.
(17)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2007.
(18)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2008.
(19)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2009.
(20)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2010.
(21)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in July 2010.

Escrowed Securities

The following table presents information regarding the number of securities of each class of the Corporation held, to our knowledge as at November 1, 2010, in escrow and the percentage outstanding securities of that class.

Designation of Class	Number of Securities held in escrow	Percentage of Class
Subordinate Voting Shares	nil	nil
Multiple Voting Shares	nil	nil

Item 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2010 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	36,643,000	100%	185,126	*	94.12%
Fiducie Germain Lamonde (3)	1,900,000	5%	Nil	Nil	4.88%
G. Lamonde Investissements Financiers inc. (4)	34,743,000	95%	Nil	Nil	89.19%
EdgePoint Investment Group, Inc.	Nil	Nil	2,799,800	12.12%	*
Empire Financial Group	Nil	Nil	1,503,400	6.51%	*
Renaissance Technologies LLC	Nil	Nil	1,256,700	5.44%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2010 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

As at November 22, 2010, 22,114,482 subordinate voting shares were outstanding. Approximately 98.12% (22,680,970) of our subordinate voting shares were held in bearer form and the remainder (433,512 subordinate voting shares) was held by 215 record holders. As at November 22, 2010, we believe approximately 75.56% of our outstanding subordinate voting shares were held in the United States.

B.            Related Party Transactions

 Indebtedness of Directors, Executive Officers and Employees

As of September 1, 2009 until the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.            Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.            Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Allowance for doubtful accounts

	Years ended August 31,

	2010	2009	2008

Balance – Beginning of year	$1,220	$305	$206
Addition charged to earnings	150	979	204
Write-offs of uncollectible accounts	–	(45)	(53)
Recovery of uncollectible accounts	(127)	(19)	(52)

Balance – End of year	$1,243	$1,220	$305

Valuation allowance on future income tax assets

	Years ended August 31,

	2010	2009	2008

Balance – Beginning of year	$15,458	$14,393	$10,826
Change charged to earnings	3,185	777	(3,967)
Change in tax rates	−	366	−
Business combination	3,065	−	8,195
Foreign currency translation adjustment	(431)	(78)	(661)

Balance – End of year	$21,277	$15,458	$14,393

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,

	2010		2009		2008

Export Sales	$184,479	91%	$135,751	89%	$147,881	92%
Domestic Sales	18,278	9	17,331	11	13,100	8

	$202,757	100%	$153,082	100%	$160,981	100%

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

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed, without prejudice, pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs (the “Tolling Agreements”). Subsequent addenda to the Tolling Agreements extended the tolling period through August 27, 2010.

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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the year ended August 31, 2010 to be immaterial.

There are no other legal or arbitration proceedings pending or threatened of which we are aware which may have or have had a significant effect on our financial position.

Dividend Policy

We do not currently anticipate paying dividends for at least the next three years. Our current intention is to reinvest any earnings in our business long-term growth. Any future determination by us to pay dividends will be at the discretion of our Board of Directors and in accordance with the terms and conditions of any outstanding indebtedness and will depend on our financial condition, results of operations, capital requirements and such other functions as our Board of Directors considers relevant.

B.            Significant changes

No significant changes occurred since the date of our annual consolidated financial statements, except the divestiture of our Life Science and Industrial Division as disclosed in note 4 to our annual consolidated financial statements included elsewhere in this Annual Report.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.            Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2005 to August 31, 2006	8.69	4.32	9.60	5.15
September 1, 2006 to August 31, 2007	7.57	4.89	8.85	5.55
September 1, 2007 to August 31, 2008	7.28	3.92	7.35	3.97
September 1, 2008 to August 31, 2009	4.73	2.13	5.16	2.50
September 1, 2009 to August 31, 2010	6.59	2.81	6.70	3.10

2009 1st Quarter	4.57	2.13	4.86	2.50
2009 2nd Quarter	3.96	2.42	4.95	3.00
2009 3rd Quarter	4.73	2.48	5.16	3.23
2009 4th Quarter	4.66	2.74	5.08	3.26

2010 1st Quarter	3.85	2.81	4.13	3.10
2010 2nd Quarter	6.00	3.65	6.25	3.82
2010 3rd Quarter	6.59	4.79	6.70	5.12
2010 4th Quarter	5.99	4.95	6.15	5.25

2010 May	6.10	4.79	6.14	5.12
2010 June	5.30	4.95	5.60	5.25
2010 July	5.88	5.03	6.15	5.50
2010 August	5.99	5.43	6.13	5.80
2010 September	5.77	5.28	6.00	5.50
2010 October	6.35	5.67	6.37	5.79
2010 November	6.12	5.83	6.25	5.87
(until November 22)

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

On November 22, 2010, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$6.12 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$6.20 per share.

Item 10.	Additional Information

A.            Share Capital

Not Applicable

B.            Memorandum and Articles of Association

Our Amended Articles of Incorporation and By-laws are incorporated by reference to our registration statement on Form F-1 dated June 9, 2000 (File No. 333-38956) and amendments to our Articles by reference to Exhibit 1.4 to our fiscal year 2009 Annual Report on Form 20-F and Exhibit 1.5 to our fiscal year 2010 Annual Report on Form 20-F.

C.    Material Contracts

Except as otherwise disclosed in this Annual Report and our consolidated financial statements and notes included elsewhere in this Annual Report, we have no other material contracts.

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

 Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 15% for dividends received before January 1, 2011, provided such holder holds the subordinate voting shares for at least 60 days and certain other conditions are satisfied, including, as we believe to be the case, that we are not a “passive foreign investment company”. For dividends received after December 31, 2010, the tax rate will be 39.6%, subject to possible legislative change. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

Sale or Exchange

A U.S. Holder’s initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder’s adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading “Dividends.” Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2011 of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 15%, and 20% thereafter, subject to possible legislative change. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

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

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

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

 Market Risk

 Currency Risk

Our principal measurement currency is the Canadian dollar. In addition, we have adopted the US dollar as our reporting currency. We are exposed to currency risks due to the export of our products manufactured in Canada and China, the large majority of which are denominated in US dollars and euros. These risks are partially hedged by operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars and forward exchange contracts. The decrease in the strength of the US dollar, compared to the Canadian dollar and euro, over the last couple of years caused our operating expenses to increase as some of these expenses are denominated in Canadian dollars and euros. Any decrease in the value of the US dollar compared to the Canadian dollar and the euro in the upcoming months will negatively affect our results of operations.

We enter into forward exchange contracts to manage the risk of exchange rate fluctuations between the Canadian and the US dollar on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for hedging purposes. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

The following table summarizes the forward exchange contracts in effect as at August 31, 2010, classified by expected transaction dates, none of which exceed three fiscal  years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,

	2011	2012	2013

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$29,500	$20,400	$1,500
Weighted average contractual forward rates	1.0897	1.0802	1.0722

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $530,000 and $597,000 as at August 31, 2009 and 2010, respectively.

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at August 31, 2009 and 2010:

	As at August 31,

	2010		2009

	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$6,947	€1,287	$5,485	€779
Accounts receivable	30,218	3,860	17,397	2,642
	37,165	5,147	22,882	3,421
Financial liabilities
Accounts payable and accrued liabilities	8,932	438	5,451	332
Forward exchange contracts	5,900	–	5,600	−
	14,832	438	11,051	332
Net exposure	$22,333	€4,709	$11,831	€3,089

The value of the Canadian dollar compared to the US dollar was CA$1.0967 = US$1.00 and CA$1.0665 = US$1.00 as at August 31, 2009 and 2010, respectively.

The value of the Canadian dollar compared to the euro was CA$1.5741 = €1.00 and CA$1.3515 = €1.00 as at August 31, 2009 and 2010, respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2009 and 2010:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1.2 million, or $0.02 per diluted share, and $2.1 million, or $0.03 per diluted share, as at August 31, 2009 and 2010, respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $445,000, or $0.01 per diluted share, and $621,000, or $0.01 per diluted share, as at August 31, 2009 and 2010, respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2.5 million and $3.2 million as at August 31, 2009 and 2010, respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts our balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of our operating expenses is denominated in Canadian dollars and euros, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We are exposed to interest rate risks through our short-term investments and our long-term debt.

Short-term investments

Short-term investments consist of the following (in thousands of US dollars):

	As at August 31,

	2010	2009

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 0.6% to 0.9% in 2010 and 0.2% to 0.6% in 2009, maturing in September and October 2010 in fiscal 2010, and between September 2009 and December 2009 in fiscal 2009	$6,383	$45,109
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 0.8% in 2010 and 0.2% in 2009, maturing in September in fiscal 2010 and September and October 2009 in fiscal 2009	3,996	13,996
	$10,379	$59,105

The fair value of our short-term investments based on market value amounted to $59.1 million and $10.4 million as at August 31, 2009 and 2010, respectively.

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

Long-term debt

As at August 31, 2010, our long-term debt, in the amount of $2 million, bears interest at an annual rate of 2.95% and matures in December 2013.

Other financial instruments

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2010, our short-term investments consist of debt instruments issued by nine (eleven as at August 31, 2009) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1.2 million and $1.2 million as at August 31, 2009 and 2010, respectively. Bad debt expense amounted to $148,000, $967,000 and $24,000 for the years ended August 31, 2008, 2009 and 2010, respectively.

For the year ended August 31, 2009, one customer represented more than 10% of our sales with 13.1% ($20.0 million). In fiscal 2008 and 2010, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable (in thousands of US dollars):
	As at August 31,

	2010	2009

Current	$38,663	$16,476
Past due, 0 to 30 days	6,787	3,551
Past due, 31 to 60 days	1,991	1,464
Past due, more than 60 days, less allowance for doubtful accounts of $1,220 and $1,243 as at August 31, 2009 and 2010, respectively.	2,749	1,442
Total accounts receivable	$50,190	$22,933

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following tables summarize the contractual maturity of our financial liabilities (in thousands of US dollars):

	As at August 31, 2010

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,711	$–	$–	$–
Long-term debt	568	568	568	283
Forward exchange contracts
Outflow	29,500	20,400	1,500	–
Inflow	(30,141)	(20,662)	(1,508)	–
Total	$29,638	$306	$560	$283

	As at August 31, 2009

	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$18,160	$	−	$	−
Forward exchange contracts
Outflow	27,600		14,600		1,000
Inflow	(27,730)		(14,938)		(1,028)
Total	$18,030		$(338)		$(28)

As at August 31, 2010, we had $31.8 million in cash and short-term investments and $50.2 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $14.7 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $16.5 million for foreign currency exposure related to our forward exchange contracts. In addition, following the year end, we sold our Life Science and Industrial Division for $24.3 million in cash.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2010.

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

1
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and significant differences in measurement and disclosure from generally accepted accounting principles in United States (“U.S. GAAP”) are set out in note 22 to our consolidated financial statements included elsewhere in this Annual Report.

The recent acquisition of NetHawk Oyj has been excluded from management’s assessment of internal controls as at August 31, 2010, because this company was acquired by EXFO in March 2010; therefore, it was not possible for management to assess its internal control over financial reporting in the period between the consummation date and the date of management’s assessment. NetHawk Oyj is a wholly-owned subsidiary of the company whose total assets and total sales represent 20.2% and 7.1%, respectively, of the consolidated total assets and sales as at and for the year ended August 31, 2010.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2010.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of EXFO’s internal control over financial reporting as at August 31, 2010, as stated in its attestation report, which is included on pages F-1, F-2 and F-3 of this Annual Report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. André Tremblay, CA, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Tremblay is independent of management, in accordance with the CSA Standards as described in  Item 6C – Board Practices of this Annual Report. For a description of Mr. Tremblay’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard, Mr. Pierre Marcouiller, Mr. Guy Marier and Mr. David A. Thompson, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B.	Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to this Annual Report on Form 20-F. In March 2005, the Board updated and adopted the following policies:

•	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
•	Board of Directors Corporate Governance Guidelines;
•	Ethics and Business Conduct Policy;
•	Statement of Reporting Ethical Violations (Whistle Blower).

A copy of those policies has been filed respectively as exhibits 11.1 through 11.4 inclusively to our fiscal year 2010 Annual Report on Form 20-F. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2009 and August 31, 2010, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $448,000 and $539,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2009 and August 31, 2010, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $63,000 and $146,000, respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements and the IFRS convergence project.

Tax Fees

During the financial years ended August 31, 2009 and August 31, 2010, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $207,000 and $188,000, respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

During the financial year ended August 31, 2010, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amount of $25,000, for due-diligence-related work for the acquisition of NetHawk Oyj.

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

During the financial year ended on August 31, 2010, 100% of tax fees were approved by the Audit Committee pursuant to this policy. During the financial year ended on August 31, 2010, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On November 5, 2007 we announced the approval of the establishment of a share repurchase program effective from November 8, 2007 to November 7, 2008, by way of a normal course issuer bid on the open market of up to 2,869,585 subordinate voting shares (“2007 NCIB”). On November 6, 2008 we announced the approval of the renewal of the share repurchase program effective from November 10, 2008 to November 9, 2009, by way of normal course issuer bid on the open market, of up to 2,738,518 subordinate voting shares (“2008 NCIB”). On November 10, 2008 we announced the approval of a substantial issuer bid by way of a “modified Dutch Auction” to purchase for cancellation up to 8,823,529 subordinate voting shares for an aggregate not to exceed US$30 million, such offer was effective until December 16, 2008 (“2008 SIB”). Following the announcement of the 2008 SIB, we suspended our 2008 NCIB and it was resumed on January 26, 2009. On November 6, 2009, we announced the approval of the renewal of the share repurchase program effective from November 10, 2009 to November 9, 2010, by way of a normal course issuer bid on the open market of up to 2,256,431 subordinate voting shares (“2009 NCIB”). On November 5, 2010, we announced the approval of the renewal of the share repurchase program effective from November 10, 2010 and provided to expire on November 9, 2011, by way of a normal course issuer bid on the open market of up to 2,012,562 subordinate voting shares (“2010 NCIB”). As of the date of this filing, the 2010 NCIB is still in effect.

Since November 2007, we spent approximately US$35.0 million (including fees) to repurchase 9,867,614 subordinate voting shares, out of which approximately US$8.1 million were spent to repurchase shares in fiscal year 2008, US$1.4 million were spent in fiscal year 2009, US$25.5 million were spent to repurchase shares under the 2008 SIB and US$14,000 were spent in fiscal year 2010 to repurchase shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From Nov. 1, 2007	29,200	5.95	5.66	29,200	2,840,385
to Nov. 30, 2007
From Apr. 1, 2008	186,126	5.57	5.67	186,126	2,654,259
to Apr. 30, 2008
From May 1, 2008	374,281	5.74	5.79	374,281	2,279,978
to May 31, 2008
From Jul. 1, 2008	979,962	4.34	4.39	979,962	1,300,016
To Jul. 31, 2008
From Aug. 1, 2008	113,351	4.28	4.49	113,351	1,186,665
To Aug. 31, 2008
From Oct. 1, 2008	176,915	4.43	3.03	176,915	1,009,750
To Oct. 31, 2008
From Dec. 1, 2008	7,692,307(1)	– (1)	– (1)	7,692,307	– (2)
To Dec. 31, 2008
From Jan. 1, 2009	20,172	3.18	3.83	20,172	2,718,346
To Jan. 31, 2009
From Feb. 1, 2009	32,900	3.43	4.41	32,900	2,685,446
to Feb. 28, 2009
From Jul. 1, 2009	93,000	2.95	3.41	93,000	2,592,446
To Jul. 31, 2009
From Aug. 1, 2009	165,800	3.14	3.48	165,800	2,426,646
To Aug. 31, 2009
From Nov. 1, 2009	3,600	–	3.95	3,600	2,252,831
To Nov. 30, 2009
Total	9,867,614			9,867,614

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

The Corporation’s corporate governance practices do not differ significantly from the standards and guidelines that have been set by the regulatory agencies. A copy of the Corporation’s Corporate Governance Policy is published on the corporate web site and has been filed as Exhibits 11.1 to 11.8 inclusively to our fiscal year 2010 Annual Report on Form 20-F.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-4 to F-46.

Item 19.	Exhibits

Number	Exhibit
1.1	Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
1.2	Amended By-laws of EXFO (incorporated by reference to Exhibit 1.2 of EXFO’s Annual Report on Form-20F dated January 15, 2003, File No. 000-30895).
1.3	Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO’s Annual Report on Form 20-F dated January 18, 2001, File No. 000-30895).
1.4	Certificate of Amendment, Canada Business Corporations Act (incorporated by reference to Exhibit 10.1 of EXFO’s Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).
1.5	Certificate of Amendment (Change of Name), Canada Business Corporations Act.
2.1	Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
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

Number	Exhibit
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

Number	Exhibit
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

4.46
Share Purchase Agreement by and among EXFO Finland Oy and NetHawk Oyj’s majority shareholders dated March 12, 2010 (incorporated by reference to EXFO’s Material Change Report on Form 6-K dated March 19, 2010, File No. 000-30895).

4.47
Share Purchase Agreement by and among EXFO Inc. and Photonic Acquisition Inc. dated October 1, 2010 (incorporated by reference to EXFO’s Material Change Report on Form 6-K dated October 8, 2010, File No. 000-30895).

Number	Exhibit
4.48
Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated November 5, 2010 (incorporated by reference to EXFO’s report on Form 6-K dated November 5, 2010, file No. 000-30895).

8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1	Code of Ethics for our Principal Executive Officer and Senior Financial Officers.
11.2	Board of Directors Corporate Governance Guidelines.
11.3	Ethics and Business Conduct Policy.
11.4	Statement of Reporting Ethical Violations (Whistle Blower).
11.5	Audit Committee Charter.
11.6	Human Resources Committee Charter.
11.7	Corporate Governance Practices.
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EXFO INC.

By:           /s/ Germain Lamonde
Name:     Germain Lamonde
Title:       Chairman of the Board, President
and Chief Executive Officer

Date:       November 24, 2010

Exhibit 12.1
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Germain Lamonde, certify that:

1.	I have reviewed this Annual Report on Form 20-F of EXFO Inc. ("EXFO");

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

Date:       November 24, 2010

/s/ Germain Lamonde
Germain Lamonde
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Inc., hereby certifies, that:

1.	The Annual Report of Form 20-F for the year ended August 31, 2010 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:       November 24, 2010

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

Exhibit 13.1
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Pierre Plamondon, certify that:

1.	I have reviewed this Annual Report on Form 20-F of EXFO Inc. ("EXFO");

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

Date:       November 24, 2010

/s/ Pierre Plamondon
Pierre Plamondon, CA
Vice-President Finance
and Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Inc., hereby certifies, that:

1.	The Annual Report of Form 20-F for the year ended August 31, 2010 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:       November 24, 2010

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

Independent Auditors' Report

To the Shareholders of EXFO Inc.

We have completed integrated audits of EXFO Inc.'s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at August 31, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of EXFO Inc. as at August 31, 2010 and August 31, 2009, the consolidated statement of accumulated other comprehensive income for each of the years in the two-year period ended August 31, 2010, and the related consolidated statements of earnings, comprehensive income (loss), retained earnings and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2010. We have also audited the financial statement schedule, Valuation and Qualifying Accounts in item 8.A. of this Annual Report on Form 20-F. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits of the Company's financial statements as at August 31, 2010 and for each of the years in the three-year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and August 31, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2010 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, in Item 8.A. of this Annual Report on Form 20-F presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Internal control over financial reporting

We have also audited EXFO Inc.'s internal control over financial reporting as at August 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting, appearing in Item 15 on page 138 of this Annual Report on Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded NetHawk Oyj from its assessment of internal control over financial reporting as at August 31, 2010 because it was acquired by EXFO Inc. in a purchase business combination during 2010. We have also excluded NetHawk Oyj from our audit of internal control over financial reporting. NetHawk Oyj is a subsidiary whose total assets and total sales represent 20.2% and 7.1% respectively of the related consolidated financial statement amounts as at and for the year ended August 31, 2010.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at August 31, 2010 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP 1

Quebec City, Quebec, Canada
October 12, 2010, except Note 16 d) which is as of November 5, 2010

1 Chartered accountant auditor permit No. 18144

EXFO INC.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2010	2009
Assets

Current assets
Cash	$21,440	$9,777
Short-term investments (note 7)	10,379	59,105
Accounts receivable (note 7)
Trade	50,190	22,933
Other	5,217	2,620
Income taxes and tax credits recoverable	2,604	2,253
Inventories (note 8)	40,328	29,416
Prepaid expenses	2,816	1,842
Future income taxes (note 19)	6,191	5,538
Current assets held for sale (note 4)	3,991	2,727

	143,156	136,211

Tax credits recoverable	29,397	24,961
Forward exchange contracts (note 7)	–	428
Property, plant and equipment (note 9)	23,455	18,801
Intangible assets (note 10)	27,947	16,824
Goodwill (notes 3, 5 and 10)	29,355	17,840
Future income taxes (note 19)	12,884	18,164
Long-term assets held for sale (note 4)	7,308	7,142

	$273,502	$240,371
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	$30,870	$19,803
Income taxes payable	426	–
Current portion of long-term debt (note 13)	568	–
Deferred revenue	10,354	6,481
Current liabilities related to assets held for sale (note 4)	2,531	1,847

	44,749	28,131

Deferred revenue	5,775	4,195
Long-term debt (note 13)	1,419	–
Other liabilities	603	–
Long-term liabilities related to assets held for sale (note 4)	537	–

	53,083	32,326

Commitments (note 14)
Contingencies (note 15)

Shareholders’ equity
Share capital (note 16)	106,126	104,846
Contributed surplus	18,563	17,758
Retained earnings	50,528	43,909
Accumulated other comprehensive income	45,202	41,532

	220,419	208,045

	$273,502	$240,371
The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ André Tremblay
GERMAIN LAMONDE	ANDRÉ TREMBLAY
Chairman, President and CEO	Chairman, Audit Committee

EXFO INC.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2010	2009	2008

Sales (note 21)	$202,757	$153,082	$160,981

Cost of sales (1,2) (note 8)	73,901	57,897	64,364

Gross margin	128,856	95,185	96,617

Operating expenses
Selling and administrative (1)	66,612	58,067	54,869
Net research and development (1) (note 18)	37,847	27,213	24,580
Amortization of property, plant and equipment	5,757	4,453	4,137
Amortization of intangible assets	7,773	5,033	3,862
Restructuring charges (note 5)	–	963	–
Impairment of goodwill (note 5)	–	21,713	–
Total operating expenses	117,989	117,442	87,448

Earnings (loss) from operations	10,867	(22,257)	9,169

Interest income (expense), net	(292)	592	4,381
Foreign exchange gain (loss)	(1,496)	1,074	404

Earnings (loss) before income taxes (note 19)	9,079	(20,591)	13,954

Income taxes (note 19)
Current	715	587	(7,154)
Future	4,814	(321)	12,815
Recognition of previously unrecognized future income tax assets	–	–	(5,324)
	5,529	266	337

Earnings (loss) from continuing operations before extraordinary gain	3,550	(20,857)	13,617

Net earnings from discontinued operations (note 4)	3,069	4,272	1,771

Earnings (loss) before extraordinary gain	6,619	(16,585)	15,388

Extraordinary gain (note 3)	–	–	3,036

Net earnings (loss) for the year	$6,619	$(16,585)	$18,424

Basic and diluted earnings (loss) from continuing operations before extraordinary gain per share	$0.06	$(0.34)	$0.20

Basic and diluted net earnings (loss) per share	$0.11	$(0.27)	$0.27

Basic weighted average number of shares outstanding (000’s)	59,479	61,845	68,767

Diluted weighted average number of shares outstanding (000’s) (note 20)	60,616	61,845	69,318

(1) Stock-based compensation costs included in:
Cost of sales	$138	$133	$138
Selling and administrative	1,042	782	771
Net research and development	470	383	261
Net earnings from discontinued operations	136	111	102
	$1,786	$1,409	$1,272

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO INC.
Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)

	Years ended August 31,
	2010	2009	2008

Net earnings (loss) for the year	$6,619	$(16,585)	$18,424
Foreign currency translation adjustment	3,728	(10,671)	(2,289)
Changes in unrealized losses on short-term investments	–	22	31
Unrealized gains (losses) on forward exchange contracts	940	(1,467)	962
Reclassification of realized (gains) losses on forward exchange contracts in net earnings (loss)	(1,022)	3,167	(3,915)
Future income tax effect of the above items	24	(528)	909

Comprehensive income (loss)	$10,289	$(26,062)	$14,122

Accumulated other comprehensive income

	Years ended August 31,
	2010	2009

Foreign currency translation adjustment
Cumulative effect of prior years	$40,458	$51,129
Current year	3,728	(10,671)

	44,186	40,458
Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior years	1,076	(96)
Current year, net of realized gains (losses) and future income taxes	(58)	1,172

	1,018	1,076

Unrealized losses on short-term investments
Cumulative effect of prior years	(2)	(24)
Current year, net of future income taxes	–	22

	(2)	(2)

Accumulated other comprehensive income	$45,202	$41,532

Total retained earnings and accumulated other comprehensive income amounted to $85,441 and $95,730 as at August 31, 2009 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO INC.
Consolidated Statements of Retained Earnings and Contributed Surplus

(in thousands of US dollars)

Retained earnings

	Years ended August 31,
	2010	2009	2008

Balance – Beginning of year	$43,909	$60,494	$42,275

Add (deduct)
Cumulative effect of prior years	–	–	55
Net earnings (loss) for the year	6,619	(16,585)	18,424
Premium on redemption of share capital (note 16)	–	–	(260)

Balance – End of year	$50,528	$43,909	$60,494

Contributed surplus

	Years ended August 31,
	2010	2009	2008

Balance – Beginning of year	$17,758	$5,226	$4,453

Add (deduct)
Stock-based compensation costs	1,756	1,407	1,287
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 16)	(954)	(540)	(514)
Discount on redemption of share capital (note 16)	3	11,665	–

Balance – End of year	$18,563	$17,758	$5,226

The accompanying notes are an integral part of these consolidated financial statements.

EXFO INC.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2010	2009	2008

Cash flows from operating activities
Net earnings (loss) for the year	$6,619	$(16,585)	$18,424
Add (deduct) items not affecting cash
Change in discount on short-term investments	19	597	1,035
Stock-based compensation costs	1,786	1,409	1,272
Amortization	13,729	9,674	8,163
Deferred revenue	3,672	1,706	47
Loss on disposal of capital assets	–	237	–
Impairment of goodwill (note 5)	–	21,713	–
Future income taxes	5,787	(300)	8,770
Extraordinary gain (note 3)	–	–	(3,036)
Change in unrealized foreign exchange gain/loss	471	(1,955)	(1,093)
	32,083	16,496	33,582

Change in non-cash operating items
Accounts receivable	(22,522)	9,654	(4,338)
Income taxes and tax credits	(4,073)	(3,391)	(12,833)
Inventories	(9,302)	2,624	(2,166)
Prepaid expenses	105	(350)	(127)
Accounts payable and accrued liabilities	5,168	(2,409)	(1,416)
Other liabilities	308	–	–
	1,767	22,624	12,702

Cash flows from investing activities
Additions to short-term investments	(233,388)	(438,460)	(717,020)
Proceeds from disposal and maturity of short-term investments	285,805	456,612	760,310
Additions to capital assets	(8,966)	(6,945)	(6,508)
Business combinations, net of cash acquired (note 3)	(33,042)	(2,414)	(41,016)
	10,409	8,793	(4,234)

Cash flows from financing activities
Repayment of long-term debt	(274)	–	–
Redemption of share capital (note 16)	(14)	(26,871)	(8,068)
Exercise of stock options	343	56	61
	55	(26,815)	(8,007)

Effect of foreign exchange rate changes on cash	(733)	95	(88)

Change in cash	11,498	4,697	373
Cash – Beginning of year	10,611	5,914	5,541
Cash – End of year	$22,109	$10,611	$5,914

Supplementary information
Interest paid	$34	$23	$55
Income taxes paid	$796	$86	$759

Cash related to:
Continuing operations	$21,440	$9,777	$5,329
Discontinued operations (note 4)	669	834	585
	$22,109	$10,611	$5,914

The accompanying notes are an integral part of these consolidated financial statements.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Change in Registered Name

EXFO Inc. (“EXFO”) designs, manufactures and markets test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged IP (Internet protocol) fixed and mobile networks. EXFO’s products are sold in approximately 100 countries around the world.

In February 2010, the company changed its name from EXFO Electro-Optical Engineering Inc. to EXFO Inc.

2	Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and significant differences in measurement and disclosure from U.S. GAAP are set out in note 22. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue, as well as stock-based compensation costs. Actual results could differ from those estimates.

Foreign currency translation

Reporting currency and self-sustaining foreign operations

The principal measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, assets and liabilities of the company and its self-sustaining foreign operations with functional currency other than the US dollar are translated in US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the monthly average exchange rate. The cumulative foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

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

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Integrated foreign operations

The financial statements of integrated foreign operations are remeasured into the relevant measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market value, in which case they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated US dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts are recorded at fair value in the balance sheet, and changes in their fair value are reported in other comprehensive income. Any ineffective portion is recognized immediately in the statements of earnings. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in sales in the statements of earnings.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings.

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

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology, customer relationships and software, net of accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand name and four and nine years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets. The company performs its annual impairment test in the third quarter of each fiscal year for all its existing reporting units (note 5).

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable, and in the period in which they are classified as held for sale. Impairment exists when the carrying amount/value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company usually assesses fair value of long-lived assets based on discounted future cash flows.

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

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

EXFO INC.
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

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

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

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and grants. Development expenses that meet generally accepted criteria for deferral are capitalized, net of related tax credits and grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2009 and 2010, the company had not deferred any development costs.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

EXFO INC.
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

New accounting standards and pronouncements

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company adopted this new standard on September 1, 2009, and its adoption had no material effect on its consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Section 3862 are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The company adopted these amendments on September 1, 2009, and their adoption had no measurement impact on its consolidated financial statements.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

To be adopted after fiscal 2010

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

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact that adopting this standard will have on its consolidated financial statements.

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

Should the company decide to adopt one of these three new sections earlier, it must adopt all three at the same date.

In December, 2009, the CICA’s Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables“, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The company will adopt this standard on September 1, 2010 at the same time it will adopt similar new U.S. GAAP requirements (note 22), and is currently evaluating the impact that EIC-175 will have on its consolidated financial statements.

3	Business Combinations

NetHawk Oyj

On March 12, 2010, the company acquired 91% of the issued and outstanding common shares of NetHawk Oyj. Headquartered in Oulu, Finland, NetHawk Oyj was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators.

On March 15, 2010, the company made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, the company entered into a statutory procedure under the Finnish Companies Act by which it acquired the remaining of the issued and outstanding common shares that were not tendered under the voluntary offer.

Total consideration was comprised of a cash consideration of €37,264,000 (US$51,139,000), including acquisition-related costs of $2,842,000, or €25,121,000 (US$34,438,000), excluding NetHawk’s cash of €12,143,000 (US$16,701,000) at the acquisition date, plus a cash contingent consideration of up to €8,700,000 (US$11,000,000) based on a certain sales volume of NetHawk products over the three years following the acquisition. The cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs include an amount of $780,000 for a statutory transfer tax payable in Finland based on the purchase price of shares.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition was accounted for using the purchase method under CICA Handbook Section 1581, “Business Combinations”, and the requirements of Section 1600, “Consolidated Financial Statements”; consequently, the purchase price was allocated to the assets acquired and liabilities assumed based on management’s best estimate of their fair value as of the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since March 12, 2010, being the date of acquisition.

The purchase price, including acquisition related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$7,710
Inventories	2,315
Other current assets	797
Property, plant and equipment	2,994
Core technology	8,638
Customer relationships	7,180
Other intangible assets	2,033
Current liabilities assumed
Accounts payable and accrued liabilities	(5,710)
Deferred revenue	(1,615)
Long-term debt	(2,464)
Net identifiable assets acquired	21,878
Goodwill	12,560
Purchase price, net of cash acquired	$34,438

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Upon completion of the final purchase price allocation in the fourth quarter of fiscal 2010, the company revised the estimated fair value assigned to accounts receivable, property, plant and equipment, intangible assets and accounts payable and accrued liabilities. The fair value assigned to accounts receivable decreased by $717,000. The fair value assigned to property, plant and equipment, intangible assets and accounts payable and accrued liabilities increased by $476,000, $1,184,000 and $613,000, respectively. The net increase in the fair value of these net assets reduced goodwill by $330,000.

Future income tax assets at the acquisition date amounted to $8,066,000 and were mainly comprised of net operating losses and research and development expenses carried forward. A valuation allowance of $3,065,000 was recorded against these assets at the acquisition date. In the event that the company would reverse a portion or all of the valuation allowance, the amount of such reversal would reduce the amount of goodwill recognized at the date of acquisition.

Acquired goodwill mainly reflects NetHawk Oyj’s acquired work force. It also reflects the competitive advantages the company expected to realize from NetHawk Oyj’s standing in the wireless protocol testing industry as well as certain synergies with the company’s service assurance products. Acquired goodwill is not deductible for tax purposes.

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

EXFO INC.
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

This acquisition was settled for a cash consideration of $29,696,000, or $29,684,000 net of $12,000 of cash acquired, plus a cash contingent consideration of $2,414,000; this cash contingent consideration was paid in fiscal 2009 based upon the achievement of a certain bookings volume during the 12 months following the acquisition. The amount paid for the cash contingent consideration increased goodwill.

The purchase price allocation took into account severance expenses of $497,000 (note 5) for the termination of employees of the acquired business.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since April 22, 2008, being the date of acquisition.

EXFO INC.
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

Acquired goodwill reflects Brix Network’s acquired work force. It also reflects the competitive advantages the company expected to realize from Brix Network’s standing in the telecommunication service assurance industry. Acquired goodwill is not deductible for tax purposes.

4	Operation Held for Sale Presented as Discontinued Operations

During the fourth quarter of 2010, the company engaged in a plan to sell its Life Sciences and Industrial Division to focus its activities in the telecom test and service assurance market. On October 1st, 2010, the company closed the sale of that Division for a selling price of $24,300,000. As such, this Division has been considered as an operation held for sale and presented as discontinued operations. Assets and liabilities have been reclassified as assets held for sale and liabilities related to assets held for sale and revenues and expenses have been reclassified from continuing operations to discontinued operations for all reporting years. As a result of the classification of the operations of the Life Sciences and Industrial Division as operation held for sale and as discontinued operations, the company has only one operating segment for all reporting years.

The results of the discontinued operations are as follows:

	Years ended August 31,

	2010	2009	2008

Sales	$25,359	$19,796	$22,809
Gross margin	$13,563	$10,801	$11,549
Earnings from operations	$4,281	$4,179	$2,814
Net earnings from discontinued operations	$3,069	$4,272	$1,771
Basic and diluted net earnings from discontinued operations per share	$0.05	$0.07	$0.02

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The assets and liabilities of the discontinued operations have been reclassified and are presented as assets held for sale and liabilities related to assets held for sale as follows:

	As at August 31,

	2010	2009
Assets

Current assets
Cash	$669	$834
Accounts receivable	84	145
Income taxes and tax credits recoverable	188	100
Inventories	2,670	1,447
Prepaid expenses	158	201
Future income taxes	222	–

Current assets held for sale	3,991	2,727

Tax credits recoverable	2,142	1,801
Property, plant and equipment	349	299
Intangible assets	48	35
Goodwill	4,769	4,638
Future income taxes	–	369

Long-term assets held for sale	7,308	7,142

	$11,299	$9,869
Liabilities

Current liabilities related to assets held for sale	$2,531	$1,847

Long-term liabilities related to assets held for sale	537	–

	$3,068	$1,847

5	Special Charges

Impairment of goodwill

In the third quarter of fiscal 2009, the company performed its annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the decrease in the company’s stock price in June 2009, the company came to the conclusion that the carrying value of one of its reporting units exceeded its fair value, and it recorded an impairment charge of $21,713,000 in fiscal 2009, to bring the goodwill of this reporting unit to its fair value. This impairment resulted in a future income tax recovery of $2,070,000.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restructuring charges

During fiscal 2009, the company implemented a restructuring plan to align its cost structure to the current economic and market conditions. Under that plan, the company recorded charges of $1,171,000 in severance expenses for the 65 employees who were terminated throughout the company. From that amount, $963,000 are included in the restructuring charges in the statement of earnings for the year ended August 31, 2009 and the remaining of $208,000 is included in net earnings from discontinued operations in the statement of earnings for that year.

The following tables summarize changes in restructuring charges payable since August 31, 2007:

Year ended August 31, 2010

	Balance as at August 31, 2009	Additions		Payments	Balance as at August 31, 2010
Fiscal 2009 plan
Severance expenses	$24	$	−	$24	$	−

Year ended August 31, 2009

	Balance as at August 31, 2008		Additions	Payments	Balance as at August 31, 2009
Fiscal 2009 plan
Severance expenses	$	−	$963	$(939)	$24

Fiscal 2008 plan (note 3)
Severance expenses		292	−	(292)	−

Total for all plans (note 12)		$292	$963	$(1,231)	$24

Year ended August 31, 2008

	Balance as at August 31, 2007		Additions	Payments	Balance as at August 31, 2008
Fiscal 2008 plan (note 3)
Severance expenses	$	−	$497	$(205)	$292

6	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;

•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and

•	To provide the company’s shareholders with an appropriate return on their investment.

EXFO INC.
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

The capital of the company amounted to $166,513,000 and $175,217,000 as at August 31, 2009 and 2010, respectively.

7	Financial Instruments

Financial assets and liabilities are initially recognized at fair value and their subsequent measurement depends on their classification, as described below. Their classification depends on the intended purpose when the financial instruments have been acquired or issued, as well as on their characteristics and their designation by the company.

Classification

Financial assets
Cash Short-term investments Accounts receivable Forward exchange contracts	Held for trading Available for sale Loans and receivables Cash flow hedge
Financial liabilities
Accounts payable and accrued liabilities Long-term debt Other liabilities Forward exchange contracts	Other financial liabilities Other financial liabilities Other financial liabilities Cash flow hedge

Held-for-trading, available-for-sale and cash flow hedge financial assets are subsequently measured at fair value. Loans and receivables and other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Fair value hierarchy

The company’s cash, short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s cash and forward exchange contracts are classified within level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet date.

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. These risks are partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2010, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2010 to August 2011	$29,500	1.0897
September 2011 to August 2012	20,400	1.0802
September 2012 to January 2013	1,500	1.0722
Total	$51,400	1.0854

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $530,000 and $597,000 as at August 31, 2009 and 2010, respectively.

Based on the portfolio of forward exchange contracts as at August 31, 2010, the company estimates that the portion of the unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $522,000.

As at August 31, 2010, forward exchange contracts, in the amount of $754,000, are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $232,000, are presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 12). As at August 31, 2009, forward exchange contracts, in the amount of $874,000, are presented as current assets in other receivable in the balance sheet, forward exchange contracts, in the amount of $428,000, are presented as long-term assets in forward exchange contracts in the balance sheet, and forward exchange contracts, in the amount of $704,000, are presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 12).

During the years ended August 31, 2008, 2009 and 2010, the company recognized within its sales foreign exchange gains (losses) on forward exchange contracts of $4,171,000, $(3,178,000) and $1,517,000, respectively.

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at August 31, 2009 and 2010:

	As at August 31,

	2010		2009

	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$6,947	€1,287	$5,485	€779
Accounts receivable	30,218	3,860	17,397	2,642
	37,165	5,147	22,882	3,421
Financial liabilities
Accounts payable and accrued liabilities	8,932	438	5,451	332
Forward exchange contracts	5,900	–	5,600	−
	14,832	438	11,051	332
Net exposure	$22,333	€4,709	$11,831	€3,089

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The value of the Canadian dollar compared to the US dollar was CA$1.0967 = US$1.00 and CA$1.0665 = US$1.00 as at August 31, 2009 and 2010, respectively.

The value of the Canadian dollar compared to the euro was CA$1.5741 = €1.00 and CA$1.3515 = €1.00 as at August 31, 2009 and 2010, respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2009 and 2010:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,185,000, or $0.02 per diluted share, and $2,101,000, or $0.03 per diluted share, as at August 31, 2009 and 2010, respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $445,000, or $0.01 per diluted share, and $621,000, or $0.01 per diluted share, as at August 31, 2009 and 2010, respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2,500,000 and $3,238,000 as at August 31, 2009 and 2010, respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars and euros, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company is exposed to interest rate risks through its short-term investments and its long-term debt.

Short-term investments

Short-term investments consist of the following:

	As at August 31,

	2010	2009

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 0.6% to 0.9% in 2010 and 0.2% to 0.6% in 2009, maturing in September and October 2010 in fiscal 2010, and between September 2009 and December 2009 in fiscal 2009	$6,383	$45,109
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 0.8% in 2010 and 0.2% in 2009, maturing in September 2010 in fiscal 2010 and September and October 2009 in fiscal 2009	3,996	13,996
	$10,379	$59,105

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of short-term investments based on market value amounted to $59,105,000 and $10,379,000 as at August 31, 2009 and 2010, respectively.

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

Long-term debt

As at August 31, 2010, the company’s long-term debt, in the amount of $1,987,000, bears interest at an annual rate of 2.95% and matures in December 2013 (note 13).

Other financial instruments

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2010, the company’s short-term investments consist of debt instruments issued by nine (eleven as at August 31, 2009) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1,220,000 and $1,243,000 as at August 31, 2009 and 2010, respectively. Bad debt expense amounted to $148,000, $967,000 and $24,000 for the years ended August 31, 2008, 2009 and 2010, respectively.

For the year ended August 31, 2009, one customer represented more than 10% of sales with 13.1% ($20,049,000). In fiscal 2008 and 2010, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,

	2010	2009

Current	$38,663	$16,476
Past due, 0 to 30 days	6,787	3,551
Past due, 31 to 60 days	1,991	1,464
Past due, more than 60 days, less allowance for doubtful accounts of $1,220 and $1,243 as at August 31, 2009 and 2010, respectively.	2,749	1,442
Total accounts receivable	$50,190	$22,933

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,

	2010	2009

Balance – Beginning of year	$1,220	$305
Addition charged to earnings	150	979
Write-off of uncollectible accounts	–	(45)
Recovery of uncollectible accounts	(127)	(19)

Balance – End of year	$1,243	$1,220

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s financial liabilities:

	As at August 31, 2010

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,711	$–	$–	$–
Long-term debt	568	568	568	283
Forward exchange contracts
Outflow	29,500	20,400	1,500	–
Inflow	(30,141)	(20,662)	(1,508)	–
Total	$29,638	$306	$560	$283

	As at August 31, 2009

	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$18,160	$	−	$	−
Forward exchange contracts
Outflow	27,600		14,600		1,000
Inflow	(27,730)		(14,938)		(1,028)
Total	$18,030		$(338)		$(28)

As at August 31, 2010, the company had $31,819,000 in cash and short-term investments and $50,190,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,700,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $16,486,000 for foreign currency exposure related to its forward exchange contracts (note 11).

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Inventories

	As at August 31,

	2010	2009

Raw materials	$21,505	$13,918
Work in progress	1,975	1,801
Finished goods	16,848	13,697

	$40,328	$29,416

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $2,330,000, $2,982,000 and $2,664,000 for the years ended August 31, 2008, 2009 and 2010, respectively.

9	Property, Plant and Equipment

	As at August 31,

	2010		2009

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$2,287	$1,200	$2,224	$1,157
Buildings	14,395	4,987	12,374	4,354
Equipment	39,734	28,282	34,142	25,420
Leasehold improvements	2,976	1,468	3,076	2,084

	59,392	$35,937	51,816	$33,015
Less:
Accumulated amortization	35,937		33,015

	$23,455		$18,801

As at August 31, 2008, 2009 and 2010, unpaid purchases of property, plant and equipment amounted to $414,000, $348,000 and $391,000, respectively.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Intangible Assets and Goodwill

Intangible assets

	As at August 31,

	2010		2009

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$34,858	$17,496	$33,643	$19,468
Customer relationships	6,615	622	−	−
Brand name	659	62	−	−
Software	11,557	7,562	8,966	6,317

	53,689	$25,742	42,609	$25,785
Less:
Accumulated amortization	25,742		25,785

	$27,947		$16,824

Estimated amortization expense for intangible assets in each of the next five fiscal years amounts to $8,573,000 in 2011, $7,638,000 in 2012, $5,936,000 in 2013, $3,620,000 in 2014 and $1,841,000 in 2015.

Additions to intangible assets for the years ended August 31, 2008, 2009 and 2010 amounted to $14,815,000, $2,543,000 and $19,369,000 respectively.

Goodwill

Changes in the carrying value of goodwill are as follows:

	Years ended August 31,

	2010	2009

Balance – Beginning of year	$17,840	$37,866
Addition from business combinations (note 3)	12,560	2,414
Impairment (note 5)	−	(21,713)
Foreign currency translation adjustment	(1,045)	(727)

Balance – End of year	$29,355	$17,840

11	Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$14,065,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2010, an amount of CA$5,721,000 (US$5,364,000) was drawn from theses lines of credit for letters of guarantee in the normal course of the company’s operations. From this amount, the company had $964,000 worth of letters of guarantee for its own selling and purchase requirements, and the remainder of $4,400,000 was used by the company to secure its line of credit in CNY. These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company line of credit, in CNY, provides for advances of up to US$4,000,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2010, this line of credit was unused.

Finally, the company has lines of credit of US$22,308,000 for the foreign currency risk exposure related to its forward exchange contracts (note 7). As at August 31, 2010, an amount of US$5,822,000 was reserved from these lines of credit. These lines of credit are renewable annually and unsecured.

12	Accounts Payable and Accrued Liabilities

	As at August 31,

	2010	2009

Trade	$14,244	$8,121
Salaries and social benefits	12,400	8,231
Warranty	579	647
Commissions	831	647
Restructuring charges (note 5)	–	24
Forward exchange contracts (note 7)	232	704
Other	2,584	1,429

	$30,870	$19,803

Changes in the warranty provision are as follows:

	Years ended August 31,

	2010	2009

Balance – Beginning of year	$647	$920
Provision	810	590
Settlements	(878)	(863)

Balance – End of year	$579	$647

13	Long-Term Debt

	Years ended August 31,

	2010	2009

Loan collateralized by assets of NetHawk Oyj denominated in euros (€1,568), bearing interest at 2.95%, repayable in semi-annual installments of $284 (€224), maturing in December 2013 (note 3)	$1,987	$–
Less: current portion	568	–

	$1,419	$–

Capital repayments required in the next four years amount to $568,000 in 2011, $568,000 in 2012, $568,000 in 2013 and $283,000 in 2014.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through June 2017. As at August 31, 2010, minimum rental expenses of these operating leases in each of the next five years will amount to $4,716,000 in 2011, $2,983,000 in 2012, $1,754,000 in 2013, $997,000 in 2014 and $867,000 in 2015. Total commitments for these operating leases amount to $12,498,000.

For the years ended August 31, 2008, 2009 and 2010, rental expenses amounted to $2,199,000, $2,534,000 and $3,798,000, respectively.

15	Contingencies

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

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed, without prejudice, pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs (the “Tolling Agreements”). Subsequent addenda to the Tolling Agreements extended the tolling period through August 27, 2010.

EXFO INC.
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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the year ended August 31, 2010 to be immaterial.

b)     Cash contingent consideration

Following the purchase of assets in fiscal 2009, the company has a cash contingent consideration of up to $825,000 payable based upon the achievement of a certain booking volume in the next six months.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

16	Share Capital

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

The following table summarizes the share capital activity since August 31, 2007:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019

Exercise of stock options (note 17)	–	–	18,500	61	61
Redemption of restricted share units (note 17)	–	–	65,870	–	–
Redemption of deferred share units (note 17)	–	–	20,695	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	514	514
Redemption of share capital	–	–	(1,682,921)	(7,808)	(7,808)

Balance as at August 31, 2008	36,643,000	1	30,783,705	142,785	142,786

Exercise of stock options (note 17)	–	–	27,500	56	56
Redemption of restricted share units (note 17)	–	–	106,190	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	540	540
Redemption of share capital	–	–	(8,181,093)	(38,536)	(38,536)

Balance as at August 31, 2009	36,643,000	1	22,736,302	104,845	104,846

Exercise of stock options (note 17)	–	–	83,700	343	343
Redemption of restricted share units (note 17)	–	–	120,307	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	954	954
Redemption of share capital	–	–	(3,600)	(17)	(17)

Balance as at August 31, 2010	36,643,000	$1	22,936,709	$106,125	$106,126

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

a)
On November 6, 2008, the company announced that its Board of Directors had authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid commenced on November 10, 2008, and ended on November 9, 2009. All shares repurchased under the bid were cancelled. In fiscal 2009, the company redeemed 488,786 subordinate voting shares for an aggregate net purchase price of $1,416,000. In fiscal 2010, the company did not redeem shares under that program.

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

c)
On November 6, 2009, the company announced that its Board of Directors had authorized the second renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,256,431 million subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid started on November 10, 2009, and ended on November 9, 2010. All shares repurchased under the bid were cancelled. In fiscal 2010, the company redeemed 3,600 shares under that program for an aggregate net purchase price of $14,000.

d)
On November 5, 2010 the company announced that its Board of Directors approved the third renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,012,562 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 10, 2010, and will end on November 9, 2011, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

17	Stock-Based Compensation Plans

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

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock option activity since August 31, 2007:

	Years ended August 31,

	2010		2009		2008

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	1,666,589	$21	1,821,481	$21	1,929,388	$21
Exercised	(83,700)	4	(27,500)	3	(18,500)	3
Forfeited	−	−	(1,000)	6	(8,750)	6
Expired	(234,102)	36	(126,392)	26	(80,657)	29

Outstanding – End of year	1,348,787	$19	1,666,589	$21	1,821,481	$21

Exercisable – End of year	1,348,787	$19	1,660,090	$21	1,762,969	$21

The intrinsic value of stock options exercised during fiscal 2008, 2009 and 2010 was $43,000, $23,000 and $73,000, respectively.

The following table summarizes information about stock options as at August 31, 2010:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)
$2.50	205,125	$2.50	$683	2.1 years
$3.96 to $5.60	313,704	5.14	217	3.7 years
$6.22 to $9.02	140,216	6.53	–	3.4 years
$14.27 to $20.00	331,678	15.53	–	1.1 year
$29.70 to $43.00	220,211	35.26	–	0.4 year
$51.25 to $68.17	110,523	66.10	–	0.1 year
$83.66	27,330	83.66	–	0.1 year

	1,348,787	$18.94	$900	1.9 year

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

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes RSU activity since August 31, 2007:

	Years ended August 31,

	2010	2009	2008

Outstanding – Beginning of year	1,339,619	847,791	488,015
Granted	415,538	685,972	469,847
Redeemed	(120,307)	(106,190)	(65,870)
Forfeited	(31,802)	(87,954)	(44,201)

Outstanding – End of year	1,603,048	1,339,619	847,791

None of the RSUs outstanding, as at August 31, 2008, 2009 and 2010, were redeemable. The weighted average grant-date fair value of RSUs granted during fiscal 2008, 2009 and 2010 amounted to $5.46, $2.69 and $4.50, respectively.

As at August 31, 2010, the intrinsic value of RSUs outstanding was $8,769,000.

Expected forfeitures are immaterial to the company and are not reflected in the determination of stock-based compensation costs.

As at August 31, 2010, unrecognized stock-based compensation costs of unvested RSUs amounted to $3,460,000. The weighted average period over which they are expected to be recognized is 3.0 years.

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

The following table summarizes DSU activity since August 31, 2007:

	Years ended August 31,

	2010	2009	2008

Outstanding – Beginning of year	114,924	79,185	64,718
Granted	20,079	35,739	35,162
Redeemed	−	−	(20,695)

Outstanding – End of year	135,003	114,924	79,185

None of the DSUs outstanding as at August 31, 2008, 2009 and 2010 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2008, 2009 and 2010 amounted to $5.14, $3.19 and $4.79.

As at August 31, 2010, the intrinsic value of DSUs outstanding was $738,000.

EXFO INC.
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

The following table summarizes stock appreciation rights activity since August 31, 2007:

	Years ended August 31,

	2010		2009		2008

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	40,374	$8	30,700	$10	27,700	$11
Granted	4,000	4	9,674	2	3,000	6

Outstanding – End of year	44,374	$8	40,374	$8	30,700	$10

Exercisable – End of year	28,318	$10	24,475	$11	19,550	$12

The following table summarizes information about stock appreciation rights as at August 31, 2010:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$2.36	9,674	8.1 years	2,418
$3.74 to $5.59	20,000	5.3 years	15,000
$6.28 to $6.50	9,700	6.5 years	5,900
$22.25	2,500	0.4 year	2,500
$45.94	2,500	0.1 year	2,500

	44,374	5.6 years	28,318

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2010	2009	2008

Gross research and development expenses	$44,551	$33,584	$30,167
Research and development tax credits and grants	(6,704)	(6,371)	(5,587)

	$37,847	$27,213	$24,580

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which is funding Finnish companies’ high technology, research and innovations. The company’s eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2010, the company was in compliance with the conditions of the funding. This funding is presented as a reduction of gross research and development expenses in the statements of earnings. In fiscal 2010, the company recorded $875,000 under that program in the statement of earnings.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•  Deferred profit-sharing plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2008, 2009 and 2010, amounted to $531,000, $504,000 and $592,000, respectively.

•  401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2008, 2009 and 2010, the company recorded cash contributions and expenses totaling $216,000, $356,000 and $268,000, respectively.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19	Income Taxes

During fiscal 2008, reductions to the Canadian federal statutory tax rate were substantively enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000, and generated a future income tax expense in the same amount during the year.

In addition, during fiscal 2008, taking into consideration these new Canadian federal substantively enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income. Consequently, it amended its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which reinstated previously used research and development tax credits. This resulted in an increase of its future income tax assets of $2,715,000 and an income tax recovery of the same amount in the statement of earnings for the year ended August 31, 2008.

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

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2010	2009	2008

Income tax provision at the combined Canadian federal and provincial statutory tax rate (30% in 2010 and 31% in 2009 and 2008)	$2,724	$(6,383)	$4,326

Increase (decrease) due to:
Foreign income taxed at different rates	(459)	56	162
Non-taxable income	(787)	(211)	(448)
Non-deductible expenses	851	5,200	998
Change in tax rates	97	–	1,522
Change in tax strategy	–	–	(2,715)
Foreign exchange effect of translation of foreign integrated subsidiaries	(55)	189	32
Other	(27)	638	427
Recognition of previously unrecognized future income tax assets	–	–	(5,324)
Utilization of previously unrecognized future income tax assets	(349)	(68)	(1,872)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	3,534	845	3,229

	$5,529	$266	$337
The income tax provision consists of the following:
Current
Canada	$13	$87	$(7,534)
Other	702	500	380

	715	587	(7,154)
Future
Canada	4,316	1,045	11,271
Finland	(928)	–	–
United States	(1,501)	(2,511)	376
Other	(258)	368	(189)

	1,629	(1,098)	11,458
Valuation allowance
Canada	7	236	375
Finland	928	–	–
United States	2,203	604	(4,545)
Other	47	(63)	205

	3,185	777	(3,967)
	4,814	(321)	7,491

	$5,529	$266	$337
The income tax provision for the discontinued operations is as follows:
Current	$163	$(25)	$59
Future	972	21	1,279

	$1,135	$(4)	$1,338

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Years ended August 31,

	2010	2009	2008

Details of the company’s income taxes:
Earnings (loss) before income taxes
Canada	$12,403	$(15,611)	$15,237
Finland	(1,921)	–	–
United States	(4,546)	(5,026)	(748)
Other	3,143	46	(535)
	$9,079	$(20,591)	$13,954

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2010	2009

Future income tax assets
Long-lived assets	$5,473	$5,141
Provisions and accruals	3,797	3,729
Deferred revenue	1,983	1,659
Research and development expenses	9,954	11,756
Losses carried forward	34,322	28,165

	55,529	50,450

Valuation allowance	(21,277)	(15,458)

	34,252	34,992

Future income tax liabilities
Research and development tax credits	(7,793)	(6,632)
Long-lived assets	(7,161)	(4,658)
Deferred revenue	(223)	–

	(15,177)	(11,290)

Future income tax assets, net	$19,075	$23,702

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2010, the company had available operating and capital losses in several tax jurisdictions, against which a valuation allowance of $17,401,000 was recorded. The valuation allowance includes $7,670,000 for which subsequently recognized benefits will be allocated to reduce goodwill (note 3). The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States	Other

2012	$–	$–	$2,126	$–	$–
2013	–	–	7,122	–	–
2014	–	–	4,307	–	–
2015	1,116	1,116	2,791	–	–
2017	–	–	4	–	–
2018	–	–	368	–	99
2019	–	–	–	741	–
2020	–	–	5,925	3,526	–
2021	–	–	–	10,202	–
2022	–	–	–	9,561	–
2023	–	–	–	6,356	–
2024	–	–	–	3,954	–
2025	–	–	–	8,450	–
2026	1,008	1,008	–	4,126	–
2027	1,279	1,279	–	1,355	–
2028	–	–	–	2,472	–
2029	–	–	–	1,820	–
2030	11	11	–	2,553	–
Indefinite	17,877	18,213	–	8,750	4,810

	$21,291	$21,627	$22,643	$63,866	$4,909

As at August 31, 2010, in addition to operating and capital losses, the company had available research and development expenses in several tax jurisdictions. The following table summarizes the year of expiry of theses research and development expenses by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States

2011	$–	$–	$1,890	$–
2012	–	–	1,584	–
2013	–	–	1,186	1,726
2014	–	–	638	1,404
2015	–	–	163	997
2016	–	–	–	553
Indefinite	27,981	19,437	–	–

	$27,981	$19,437	$5,461	$4,680

A valuation allowance of $3,413,000 was recorded against these assets for which subsequently recognized benefits will be allocated to reduce goodwill (note 3).

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, as at August 31, 2010, the company had non-refundable research and development tax credits in the amount of $29,379,000. The following table summarizes the year of expiry of these non-refundable research and development tax credits by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial

2018	$492	$–
2019	1,074	–
2020	1,414	–
2021	1,628	–
2022	1,374	–
2023	1,405	–
2024	358	–
2025	2,820	–
2026	3,142	–
2027	3,607	–
2028	3,950	–
2029	4,076	257
2030	3,582	200

	$28,922	$457

20	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2010	2009	2008

Basic weighted average number of shares outstanding (000’s)	59,479	61,845	68,767
Plus dilutive effect of:
Stock options (000’s)	228	131	291
Restricted share units (000’s)	786	311	181
Deferred share units (000’s)	123	94	79

Diluted weighted average number of shares outstanding (000’s)	60,616	62,381	69,318

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	960	1,602	1,404

For the year ended August 31, 2009, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

21	Segment Information

Sales to external customers by geographic region are detailed as follows:
	Years ended August 31,

	2010	2009	2008

United States	$76,669	$61,757	$66,847
Canada	18,278	17,331	13,100
Latin America	11,454	7,729	8,381

Americas	106,401	86,817	88,328

United Kingdom	10,936	6,188	5,954
Other	49,288	36,466	41,714

Europe, Middle-East and Africa	60,224	42,654	47,668

China	17,610	13,784	12,018
Other	18,522	9,827	12,967

Asia-Pacific	36,132	23,611	24,985

	$202,757	$153,082	$160,981

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31,

	2010				2009

	Property, plant and equipment	Intangible assets	Goodwill		Property, plant and equipment	Intangible assets	Goodwill

Canada	$13,753	$3,316	$	−	$14,714	$4,929	$	−
United States	1,829	7,828		17,782	1,015	9,687		17,840
Finland	1,606	14,906		11,573	−	−		−
China	2,665	33		−	2,033	32		−
Other	3,602	1,864		−	1,039	2,176		−

	$23,455	$27,947		$29,355	$18,801	$16,824		$17,840

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

22	United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its consolidated financial statements for significant differences in measurement and disclosure between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the\ SEC are also provided in the accompanying consolidated financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying consolidated financial statements.

Reconciliation of net earnings (loss) and comprehensive income (loss) to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings (loss), net earnings (loss) per share and comprehensive income (loss) under Canadian GAAP as compared to U.S. GAAP. Refer to corresponding explanatory notes in the Reconciliation Items section.
			Years ended August 31,

			2010	2009	2008

Net earnings (loss) for the year in accordance with Canadian GAAP			$6,619	$(16,585)	$18,424
Impairment of goodwill	a	)	−	8,406	−
Acquisition-related costs on business combination (note 3)	b	)	(2,842)	–	–

Net earnings (loss) for the year in accordance with U.S. GAAP			3,777	(8,179)	18,424

Foreign currency translation adjustment	b	)	3,952	(10,671)	(2,289)
Changes in unrealized gains on available-for-sale securities			−	22	31
Unrealized gains (losses) on forward exchange contracts			940	(1,467)	962
Reclassification of realized (gains) losses on forward exchange contracts in net earnings (loss)			(1,022)	3,167	(3,915)
Future income taxes effect of the above items			24	(528)	909

Comprehensive income (loss) under U.S. GAAP			$7,671	$(17,656)	$14,122

Out of net earnings (loss):
Earnings (loss) from continuing operations before extraordinary gain			$708	$(12,451)	$13,617
Net earnings from discontinued operations			$3,069	$4,272	$1,771
Earnings (loss) before extraordinary gain			$3,777	$(8,179)	$15,388
Extraordinary gain			$–	$–	$3,036

Basic and diluted earnings (loss) from continuing operations before extraordinary gain per share in accordance with U.S. GAAP			$0.01	$(0.20)	$0.20
Basic and diluted net earnings from discontinued operations per share in accordance with U.S. GAAP			$0.05	$0.07	$0.02
Basic and diluted extraordinary gain per share in accordance with U.S. GAAP			$–	$–	$0.05
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP			$0.06	$(0.13)	$0.27

EXFO INC.
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

			As at August 31,

			2010	2009

Shareholders’ equity in accordance with Canadian GAAP			$220,419	$208,045
Goodwill	b	)	42	–
Long-term assets held for sale	a	)	(3,988)	(3,879)
Cash contingent consideration payable	b	)	(2,660)	–
Stock appreciation rights	c	)	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP			$213,740	$204,093

Statements of cash flows

For the year ended August 31, 2010, cash flows from operating activities under U.S. GAAP were $2,310,000 lower compared to those established under Canadian GAAP; this difference arose from NetHawk’s acquisition-related costs paid during this period and expensed under U.S. GAAP (see reconciliation item a) below). A corresponding difference also impacted cash flows from investing activities. In addition, under U.S. GAAP, the presentation of subtotal before change in non-cash operating items is not permitted.

For the years ended August 31, 2008 and 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Goodwill

Under U.S. GAAP, until the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in these transactions had to be included as part of the asset grouping in determining recoverability. The intangible assets tested for recoverability prior to the adoption of SFAS 142 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis, using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets.

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

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Business combination

The acquisition of NetHawk Oyj has been accounted for using the purchase method under CICA Handbook Section 1581, “Business Combinations”, and the requirements of Section 1600, “Consolidated Financial Statements”. Under U.S. GAAP, this acquisition has been accounted for under ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. Accounting for business combinations under U.S. GAAP differs from CICA Handbook Section 1581. As a result, acquisition-related costs are not included as part of the purchase price but rather expensed as incurred. Consequently, acquisition-related costs of $2,842,000 were expensed during the year ended August 31, 2010 under U.S. GAAP with a corresponding reduction of goodwill. In addition, under U.S. GAAP, any contingent consideration needs to be accounted for at fair value on the acquisition date and remeasured at each reporting period, with any adjustment to its fair value recorded in the statement of earnings. Under Canadian GAAP, a contingent consideration is recorded when management can reasonably estimate the amount and the outcome of the contingency is determined beyond reasonable doubt. The fair value of the cash contingent consideration payable for this acquisition was estimated at €2,099,000 (US$2,660,000 as at August 31, 2010) and recorded in long-term liabilities under U.S. GAAP, with a corresponding increase of goodwill. The fair value of the cash contingent consideration was determined on the date of acquisition (March 12, 2010) based on management’s best estimate of sales over the next three years, and has not changed as at August 31, 2010. Any gains or losses resulting from changes in the fair value of the contingent cash consideration will be recognized in the statements of earnings. The cash contingent consideration payable estimated at closing was translated at the year-end exchange rate as at August 31, 2010.

As a result of these GAAP differences, the foreign currency translation adjustment for the year ended August 31, 2010 was $224,000 higher under U.S. GAAP compared to the amount recognized under Canadian GAAP.

c)	Stock-based compensation costs related to stock appreciation rights

Under U.S. GAAP, stock-based compensation costs related to stock appreciation rights must be measured using the fair value-based method at the end of each period. The company uses the Black-Scholes options valuation model to measure the fair value of its stock appreciation rights, based on the same assumptions than those used for stock options. Changes in the fair value of these awards are charged to earnings. Under Canadian GAAP, stock appreciation rights are measured using the intrinsic value method, based on the market price of the common shares at the end of each period, and changes in the intrinsic value of these awards are charged to earnings.

d)	Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against income taxes otherwise payable are recorded in the income taxes. These tax credits amounted to $3,481,000, $4,032,000 and $3,656,000 for fiscal 2008, 2009 and 2010, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

e)	New accounting standards and pronouncements

Adopted in fiscal 2010

In June 2009, the Financial Accounting Standard Board (FASB) issued guidance now codified as Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles”, which became the single source of authoritative U.S. accounting and reporting standards, along with rules and interpretative releases of the SEC, which are considered sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. Topic 105 did not result in any accounting changes. The company adopted Topic 105 in the first quarter of fiscal 2010 and its adoption had no significant impact on its balance sheets or statements of earnings, but has and will continue to impact its reporting process by eliminating all references to pre-codification standards.

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In December 2007, the FASB issued guidance now codified as ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. These new standards significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. These standards require prospective application, except for the presentation of noncontrolling interests, which requires retrospective application, and were adopted concurrently for the first annual reporting period beginning on or after December 15, 2008, which for the company was September 1, 2009. The company applied the provisions of Topic 805 and Topic 810 to the acquisition of NetHawk Oyj (note 22 b).

In March 2008, the FASB issued guidance now codified as ASC Topic 815, “Derivatives and Hedging”, which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Topic 815, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Topic 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company adopted Topic 815 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In April 2008, the FASB issued guidance now codified as ASC Topic 350, “Intangibles – Goodwill and Other”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under Topic 805. Topic 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company adopted Topic 350 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In April 2009, the FASB issued guidance now codified as ASC Topic 825, “Financial Instruments”, which requires disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and requires those disclosures in summarized financial information at interim reporting periods. The company adopted Topic 825 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In August 2009, the FASB amended ASC Topic 820, “Fair Value Measurement”, to provide clarification as to how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available. These amendments are effective for the company in the first quarter of fiscal 2010. The company adopted these amendments on September 1, 2009, and their adoption had no significant impact on its consolidated financial statements.

Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under topic 820 are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

EXFO INC.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The new requirements are equivalent to the new Canadian GAAP requirements as disclosed in notes 2 and 7.

To be adopted after fiscal 2010

In October 2009, the FASB issued guidance now codified as ASC Topic 985, “Software”, to change the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company will adopt this standard on September 1, 2010 and is currently evaluating the impact that this guidance may have on its consolidated financial statements.

In October 2009, the FASB amended guidance now codified as Topic 605, “Revenue Recognition”, to include a consensus relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company will adopt this standard on September 1, 2010, and is currently evaluating the impact that this guidance may have on its consolidated financial statements.