Form 20-F
period 2011-08-31
EXFO INC.
filed 2011-11-23
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2011; or

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

None

As of August 31, 2011, the registrant had 28,621,999 Subordinate Voting Shares outstanding.

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

Yes ☐        No ☒

PART I

Item 1.                 Identity of Directors, Senior Management and Advisers

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

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

           Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

           Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2007 and 2008 and the consolidated balance sheets data as at August 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this Annual Report. The consolidated statements of earnings data for each of the three years ended August 31, 2009, 2010 and 2011 and the consolidated balance sheets data as at August 31, 2010 and 2011 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report.

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

	Years ended August 31,
	2011		2010		2009		2008	2007
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Amounts under Canadian GAAP
Sales		$269,743		$202,757		$153,082	$160,981	$129,839
Cost of sales (1)		100,296		73,901		57,897	64,364	53,896
Gross margin		169,447		128,856		95,185	96,617	75,943

Operating expenses
Selling and administrative		87,062		66,612		58,067	54,869	43,885
Net research and development		47,927		37,847		27,213	24,580	14,863
Amortization of property, plant and equipment		6,772		5,757		4,453	4,137	2,696
Amortization of intangible assets		9,183		7,773		5,033	3,862	2,861
Restructuring charges		−		−		963	−	−
Government grants		−		−		−	−	(1,079)
Impairment of goodwill		−		−		21,713	−	−
Total operating expenses		150,944		117,989		117,442	87,448	63,226
Earnings (loss) from operations		18,503		10,867		(22,257)	9,169	12,717
Interest and other income (expenses)		511		(292)		592	4,381	4,676
Foreign exchange gain (loss)		(3,808)		(1,496)		1,074	404	(44)
Earnings (loss) before income taxes		15,206		9,079		(20,591)	13,954	17,349
Income tax expense (recovery)		8,783		5,529		266	337	(20,825)
Earnings (loss) from continuing operations before extraordinary gain		6,423		3,550		(20,857)	13,617	38,174
Net earnings from discontinued operations		12,926		3,069		4,272	1,771	4,101
Earnings (loss) before extraordinary gain		19,349		6,619		(16,585)	15,388	42,275
Extraordinary gain		−		−		−	3,036	−
Net earnings (loss) for the year		$19,349		$6,619		$(16,585)	$18,424	$42,275
Basic earnings (loss) from continuing operations before extraordinary gain per share		$0.11		$0.06		$(0.34)	$0.20	$0.55
Diluted earnings (loss) from continuing operations before extraordinary gain per share		$0.10		$0.06		$(0.34)	$0.20	$0.55
Basic net earnings from discontinued operations per share		$0.22		$0.05		$0.07	$0.02	$0.06
Diluted net earnings from discontinued operations per share		$0.21		$0.05		$0.07	$0.02	$0.06
Basic and diluted extraordinary gain per share	$	−	$	−	$	−	$0.05	$–
Basic net earnings (loss) per share		$0.32		$0.11		$(0.27)	$0.27	$0.61
Diluted net earnings (loss) per share		$0.31		$0.11		$(0.27)	$0.27	$0.61
Basic weighted average number of shares used in per share calculations (000’s)		60,000		59,479		61,845	68,767	68,875
Diluted weighted average number of shares used in per share calculations (000’s)		61,488		60,616		61,845	69,318	69,555
Other consolidated statements of earnings data:
Gross research and development		$57,226		$44,551		$33,584	$30,167	$23,396
Net research and development		$47,927		$37,847		$27,213	$24,580	$14,863
Amounts under U.S. GAAP
Net earnings (loss) for the year		$26,164		$3,777		$(8,179)	$18,424	$42,257
Basic net earnings (loss) per share		$0.44		$0.06		$(0.13)	$0.27	$0.61
Diluted net earnings (loss) per share		$0.43		$0.06		$(0.13)	$0.27	$0.61
Basic weighted average number of shares used in per share calculations (000’s)		60,000		59,479		61,845	68,767	68,875
Diluted weighted average number of shares used in per share calculations (000’s)		61,488		60,616		61,845	69,318	69,555

	As at August 31,
	2011	2010	2009	2008	2007
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Amounts under Canadian GAAP
Cash	$22,771	$21,440	$9,777	$5,329	$5,175
Short-term investments	47,091	10,379	59,105	81,626	124,217
Total assets	321,086	273,502	240,371	293,066	279,138
Long-term debt (excluding current portion)	968	1,419	−	−	−
Share capital	110,341	106,126	104,846	142,786	150,019
Shareholders’ equity	$263,746	$220,419	$208,045	$259,515	$250,165
Amounts under U.S. GAAP
Cash	$22,771	$21,440	$9,777	$5,329	$5,175
Short-term investments	47,091	10,379	59,105	81,626	124,217
Total assets	321,133	269,556	236,492	280,426	268,389
Long-term debt (excluding current portion)	968	1,419	−	−	−
Share capital	422,837	418,622	417,342	568,917	599,519
Shareholders’ equity	$263,382	$213,740	$204,093	$246,802	$239,343

(1)	The cost of sales is exclusive of amortization, shown separately.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Fluctuations in the exchange rates between the Canadian dollar, US dollar, euro and other currencies may adversely affect our operating results.

Most of our sales are denominated in US dollars and euros. However, a significant portion of our cost of goods sold, operating expenses and capital expenditures are denominated in Canadian dollars and foreign currencies such as euros, British Pounds, Rupee (India) and Renminbi (China). As a result, even though we manage to some extent our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars) and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the US dollar on one hand and the Canadian dollar, euro and other currencies on the other. For example, the average exchange rate of the Canadian dollar versus the US dollar was 0.9894 in fiscal 2011 compared to 1.0446 in fiscal 2010, resulting in an increase of 5.6% of our Canadian-based costs year-over-year when reported in US dollars. Any further decrease in the value of the US dollar relative to the Canadian dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our forward exchange contracts, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

Our business and operating results could be adversely affected by unfavorable macro-economic and market conditions and resulting reductions in capital and operating expenditures by our customers.

Broad macro-economic weakness previously resulted in sustained periods of decreased demand for our products and services that have adversely affected our operating results. In response to these conditions, many of our customers significantly reduced their capital and operating expenditures as they sought to conserve capital, reduce debt or address uncertainties or changes in their own business models. We continue to experience cautious spending among our customers following the 2009 global economic recession and remain uncertain as to how long these macro-economic and market conditions will persist, the pace of recovery, and the magnitude of the impact of these market conditions on our business and results of operations.

Continued or increasingly adverse economic and market conditions could result in:

•	Difficulty forecasting, budgeting and planning due to the uncertain spending plans of current or prospective customers;

•	Increased competition for fewer network projects and sales opportunities;

•	Increased pricing pressure that may adversely affect revenue and gross margin;

•	Higher cost structure compared to revenue level;

•	Increased risk of charges related to excess and obsolete inventories and the write off of other intangible assets and

•	Customer financial difficulty and increased difficulty in collecting accounts receivable.

Our business and operating results could be materially affected by periods of unfavorable macro-economic and market conditions, globally or specific to a particular region where we operate, and any resulting reductions in the level of capital and operating expenditures by our customers.

We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.

The market for our business activity ─ namely designing, manufacturing, marketing and selling telecommunications test and service assurance equipment for fixed and mobile networks ─ is rapidly evolving and is marked by intense competition and technical innovation. In addition, we are facing new competitors in the wireless test sector following our acquisition of NetHawk Oyj in March 2010. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the market for telecommunications test and service assurance equipment evolves in response to technical innovations and economic conditions.

Main competitors in the test environment include global suppliers like Anritsu Corporation, JDS Uniphase Corporation, and Yokogawa Electric Corporation, as well as niche players like Fluke (an operating division within Danaher Corporation), IXIA and VeEX Inc. On the service assurance side, we mainly compete against Anritsu Corporation, Ineoquest Technologies, Inc., JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, and Tektronix, Inc., (an operating division within Danaher Corporation).

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

We continue to implement measures to attempt to protect our gross margin, despite sharp fluctuations between the US and Canadian currencies in recent years. Iincreased competition in the telecommunications test and service assurance industry, along with consolidation among competitors and customers, will likely result in ongoing downward pressure on average selling prices. This, in turn, may negatively affect our gross margin. Pricing pressure can result from a number of factors such as:

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

In addition, our gross margin may be negatively affected by fluctuations between the US and Canadian currencies, increased costs of raw materials, obsolescence and excess costs, product and customer mix, and under-absorption of fixed manufacturing costs.

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

In the event of any future acquisition, we could:

•	issue shares that would dilute individual shareholder percentage ownership;
•	incur debt;
•	assume liabilities and commitments;
•	incur significant expenses related to acquisition costs;
•	incur significant expenses related to amortization of additional intangible assets;
•	incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
•	incur losses from operations.

These deals could also involve numerous risks, including:

•	the risk of not realizing the expected benefits or synergies of such acquisitions;
•	problems integrating the acquired operations, technologies, products and personnel;
•	risks associated with the transfer of acquired know-how and technology;
•	unanticipated costs or liabilities;
•	diversion of management’s attention from our core business;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited prior experience; and
•	potential loss of key employees, particularly those of acquired organizations.

Ultimately, the failure to make strategic acquisitions or the inability to effectively integrate them could disrupt our overall business and harm our financial condition.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

For the fiscal year ended August 31, 2011, customers outside of the United States and Canada accounted for 55.4% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international network operators and network equipment manufacturers, and operate adequate after-sales support internationally.

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

•	fluctuations among currencies;
•	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
•	measures to ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future;
•	failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
•	difficulties in establishing and enforcing our intellectual property rights;
•	inability to maintain a competitive list of distributors for indirect sales;
•	tariffs and other trade barriers;
•	economic instability in foreign markets;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	potential foreign and domestic tax consequences;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
•	failure to meet certification requirements.

Any of these factors could harm our international operations and negatively affect our business, results of operations and financial condition. The recurrence of weakness in these economies or of weakness in other foreign economies could have a significant negative effect on our future operating results.

Our reliance on software development resources in India and manufacturing personnel in China may expose us to unanticipated costs or liabilities.

In fiscal 2007, we established a software development center in Pune, India, to supplement the efforts of our R&D centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, and Boston, United States. In addition, in fiscal 2008, we began manufacturing high-volume, low-complexity telecom products at our wholly-owned production facility in Shenzhen, China, with the goal of lowering our manufacturing costs. Following the acquisition of NetHawk Oyj in 2010, we further expanded our R&D development operations with activities at Bhubaneswar in India. Over the years, we have significantly increased headcount as well as software development and manufacturing activities in India and China, respectively.

There is no assurance that our reliance on software development resources in India and manufacturing personnel in China will enable us to maintain our cost structure at current levels, achieve additional cost reductions, or generate greater resource efficiency. Furthermore, our software development and manufacturing efforts abroad involve significant risks in addition to the ones disclosed in previous risk factors:

•	difficulty hiring and retaining appropriate engineering and manufacturing resources due to intense competition for such resources and resulting wage inflation;
•	exposure to misappropriation of intellectual property and proprietary information;
•	heightened exposure to changes in the economic, regulatory, security, and political conditions of these countries;
•	fluctuations in currency exchange rates and tax compliance in India and China;
•	cash management and repatriation of profit; and
•	high inflation rates which could increase our operating costs.

Our intellectual property and proprietary technology are important to the continued success of our business. Our failure to protect this proprietary technology may significantly impair our competitive position.

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to keep others from using the innovations that are central to our existing and future products. As of August 31, 2011, our records indicate that we held 34 actively-maintained granted patents from the U.S., 14 patents in Finland, 7 patents in Canada, 4 patents in China, 9 patents in Germany (including one “Utility Model”), 8 patents in the United Kingdom, 8 patents in France, 4 patents in Italy, 4 patents in Sweden and one patent in Russia, as well as one patent in each of three other European countries. In addition, we have 24 patent applications pending in the U.S, 8 in Canada, 6 in China, one in Australia, one in Japan, one in Korea, one in India and 10 regional applications pending in Europe, and as well as 4 International Applications under the Patent Cooperation Treaty, which have not yet entered the national/regional phase.  We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation or formal Opposition Proceedings in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation and Opposition Proceedings can be time-consuming and expensive, regardless of whether we win or lose.

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

Our intellectual property rights are important assets for us. Various events outside of our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective.

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. Given that we’re increasingly selling service assurance and wireless test systems that vary in size and complexity and in certain instances require customer acceptance before revenue recognition occurs, our sales may fluctuate significantly on a quarterly basis. Many of our deals involve lengthy sales cycles, and contract negotiations, as well as extensive product testing, laboratory or network certification, including network-specific or region-specific processes.

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

Our sales and operating results could also be volatile due to the following factors, some of which we have little or no control over:

•	fluctuating demand for telecommunications test and service assurance equipment;
•
changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;

•	order cancellations or rescheduled delivery dates;
•	pricing changes by our competitors or suppliers;
•	variations in the mix between higher and lower-margin products and services;
•	customer bankruptcies and difficulties in collecting accounts receivable;
•	restructuring and impairment charges;
•	foreign exchange rate fluctuations; and
•	general economic conditions, including a slowdown or recession.

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

Some of our customers experienced cash flow problems during the global economic recession in 2009 and may continue to do so. Consequently, our customers may delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to meet their financial commitments to us or a material decrease in sales would result in decreased revenues for us, which could have a material adverse effect on our business, results of operations and financial condition.

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

We provide non-binding forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our forecasted requirements, we may have excess inventory, which could harm our relationships with our suppliers due to reduced future orders, increase our costs and require inventory write-offs. If we underestimate our requirements, we may have an inadequate inventory of parts, which could interrupt manufacturing of our products and result in shipment delays. In addition, lead times for our raw materials and parts may be long and depend on factors such as the procedures of, or supply terms with, a specific supplier, worldwide demand for each part at a given time, or the onset of a natural disaster.

We depend on a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results.

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality, as well as stockpiling critical parts. Following the natural disaster in Japan in March 2011, for example, we increased our inventory of critical parts from certain Japanese single-source suppliers to ensure that we were able to deliver our products to customers without interruption.

Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on acceptable terms. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would make our products less competitive and result in lower margins.

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

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to report on internal controls over financial reporting. In addition, the process of moving from Canadian GAAP to IFRS, which comes into effect in the first quarter of fiscal 2012, will require additional management time and attention, and may cause our general and administrative expenses to increase. Compliance with new rules could require the further commitment of significant financial resources and result in the diversion of management’s time and attention from revenue-generating activities. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

We require employees and managers who are knowledgeable about the specialized nature of our business. If we are unable to attract and retain sufficient numbers of highly skilled technical, sales, marketing, senior management and other personnel, our operations and financial results will suffer.

Due to the specialized nature of our business, we are highly dependent on the continued service of and on our ability to attract qualified engineering, sales, marketing, senior management and other personnel. If we are unable to attract and retain such qualified personnel, it could have a material adverse effect on our business, results of operations and financial condition.

We must also provide significant training for our employee base due to the highly specialized nature of the telecommunications test and service assurance industry. Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise in international business development, product management, sales, engineering and operations – may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

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

We are required to test annually and review, when events or circumstances warrant, our goodwill related to business combinations, and determine if impairment has occurred. Intangible assets are also reviewed for impairment at each reporting date whether there is an indication that an asset may be impaired. As at August 31, 2011, we had $30.9 million of goodwill and $16.7 million of intangible assets on our balance sheet related to the acquisitions of Brix Networks and NetHawk Oyj.

The turmoil in credit markets and in the broader economy has contributed to share price and volume fluctuations in global stock markets that have reduced the market price of many technology stocks, including ours in fiscal 2009. In addition, in fiscal 2011, our stock price has experienced substantial volatility as the stock market experienced extreme price and volume fluctuations. Our stock price may remain volatile in the future. Future discounted cash flows may be lower than expected or our stock price may decrease, which may lead to goodwill impairment in the future. In addition, discounted cash flows may be lower than expected, which may cause the recoverable amount of certain intangible assets to be lower than their carrying value. Consequently, this could result in future intangible asset impairment. Any additional impairment of goodwill or of intangible assets would negatively impact our operating results. In fiscal 2009, we recorded a pre-tax impairment charge of $21.7 million. We performed our last impairment test of goodwill on the third quarter of fiscal 2011.

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

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities, as well as in relation to other activities. In addition, newly acquired NetHawk Oyj is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland.  Altogether, research and development tax credits and grants represented 16.2% of our gross research and development expenses for the year ended August 31, 2011.

If changes in laws or government policies terminate or adversely modify the Canadian and Quebec government programs or the Finnish government program, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. In addition, to the extent that we increase our research and development activities in India, or potentially acquire new companies, our increased R&D activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

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

As of November 1, 2011, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 92.85% of the voting rights in our stock. By virtue of such stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2011, we held $69.9 million in cash and short-term investments.

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

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this “Risk Factors” section. During fiscal 2011, our closing stock price ranged from a high of US$12.96 per share to a low of US$5.28 per share. The stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, with such volatility often unrelated to the operating performance of these companies. Divergence between our actual or anticipated financial results and published expectations of analysts can cause significant swings in our stock price. Our stock price can also be affected by announcements that we, our competitors, or our customers may make, particularly announcements related to acquisitions or significant transactions. These factors, as well as conditions affecting the general economy or financial markets, may materially affect our stock price in the future.

Item 4.	Information on the Company

A.	History and Development of the Company

Our legal name and commercial name is EXFO Inc. / EXFO inc. Our head office is located at 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@EXFO.com and our website is www.EXFO.com. Information on our website is not incorporated by reference in this Annual Report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Our Transfer Agent and Registrar is Canadian Stock Transfer Inc. (CST) as administrative agent for CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This Annual Report contains trademarks and registered trademarks of us and other companies.

We were incorporated in Canada on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

Since we are using this Form 20-F as an annual report, we have provided the required information herein for the period beginning as at September 1, 2010 until the date of this Annual Report. For information responsive to this Item 4A for prior periods, please refer to our previously filed Annual Reports on Form 20-F.

In September 2010 and in April 2011, we purchased premises in Magarpatta, Pune, India, and in July 2011 we finalized the relocation of our R&D activities previously based in Wadgaon Sheri, Pune, India to these new premises in Magarpatta, Pune, India.

On October 1, 2010, we announced and closed the sale of our Life Sciences and Industrial Division for total net proceeds of $21.6 million. As such, this Division has been presented as discontinued operations in our consolidated financial statements. Assets and liabilities for the comparative year ended August 31, 2010 have been reclassified as assets held for sale and liabilities related to assets held for sale; revenues and expenses have been classified as discontinued operations for all years presented. The Life Sciences and Industrial Division included the operations of EFOS Inc. (renamed EXFO Photonic Solutions Inc.), acquired in March 2001 for its precision light-based, adhesive spot-curing technology as well as most of the operations of Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.), acquired in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems, which were consolidated since then with those of EXFO Photonic Solutions Inc. The operations of that Division were located in Toronto, Canada.

On November 5, 2010 we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.0 million of subordinate voting shares at the prevailing market price. We repurchased for cancellation 34,946 shares under that program for an aggregate net purchase price of $203,521.

In June 2011, we undertook the construction of a new building in Montreal, Canada. We estimate that total costs for the new building will be approximately $22 million (CA$21.5 million). We expect the construction to be completed in the third quarter of fiscal 2012 and then occupy approximately 50% of the premises and lease the remaining for an undetermined period.

On November 7, 2011 we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of our issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839, a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

B.	Business Overview

EXFO is a leading provider of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged IP networks. Our test and service assurance solutions specifically target high-growth market opportunities related to optimizing next-generation networks: wireless backhaul, 4G/LTE (Long-Term Evolution), fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN), carrier Ethernet, and 40G/100G network upgrades. The Life Sciences and Industrial Division, which provided solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors, was sold to The Riverside Company, a private equity firm, in October 2010.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in the global telecommunications test and service assurance industry through the acquisitions of transport and datacom, copper/xDSL and wireless test companies as well as an IP service assurance business.

We launched 19 new products in fiscal 2011 compared to 20 in 2010 and 26 in 2009. Key product introductions in fiscal 2011 included EXFO Connect, a software suite of test management solutions for network operators. We expect that EXFO Connect, which leverages an established base of more than 30,000 portable platforms and related test modules, will enable operators to significantly increase productivity and reduce operating costs. We also launched our intelligent Optical Link Mapper (iOLM), an innovative test solution that we believe will characterize fiber-to-the-home (FTTH) networks up to 85% faster than the traditional method through the automated setting of complex OTDR acquisition parameters. In addition, we introduced our FTB-1 platform for FTTH and Ethernet testing applications. As well, we released BrixHawk DA and BrixHawk SA, fully integrated solutions for the turn up, troubleshooting and monitoring of 2G, 3G, and 4G/LTE wireless networks.

Industry Background

Market conditions in the telecommunications industry remain tenuous based on weak global economic growth and unresolved sovereign debt issues in Europe. Despite this economic uncertainty, we believe the fundamental drivers toward broadband deployments and fixed-mobile IP (Internet protocol) network convergence are entrenched in the telecommunications industry. Although many network operators did not increase capital expenditures so far in calendar 2011, we believe they may have spent more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s Visual Networking Index, global IP traffic will quadruple from 2010 to 2015, reaching 966 exabytes per year in 2015. (An exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 26-fold during the same period. We believe this growth is being driven by a proliferation of media-rich communication devices (smartphones and tablets), growing number of Internet users, faster broadband speeds and increased video usage.

To support such bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. These networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

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

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while commercial deployments of 100 Gbit/s Ethernet networks are beginning to take place. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE (long-term evolution) adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

Strategy and Corporate Objectives

Our long-term goal is to become the market leader in the global telecom test and service assurance industry. Given explosive bandwidth demand and IP convergence, wireless and wireline network operators and equipment manufacturers are faced with a major investment cycle.

To achieve our goal, we plan to:

•	Capitalize on bandwidth explosion in the telecom industry with the introduction of innovative, market-driven test and service assurance solutions;
•	Focus on the convergence of IP fixed and mobile networks, including emerging technologies like high-speed Ethernet and 4G/LTE;
•	Leverage our leadership in optical testing for new opportunities like wireless backhaul, fiber-to-the-home, and 40G and 100G network upgrades;
•	Move up the value chain on IP networks by leveraging the intelligence, or computing capabilities, of our modular test platforms to develop a series of value-added solutions; and
•	Accelerate profitability through globalization and execution.

To gauge the success of our strategy, we had established three corporate performance objectives for the three-year period ending in fiscal 2012. Following are our results after two years into the three-year plan:

Corporate Performance Objectives (Fiscal 2010-2012)
Objectives	Metrics	Results After Two Years
Increase sales by a CAGR* of at least:	25%	25.4%
Raise gross margin from 61.3% to:	65%	62.7%
Increase adjusted EBITDA** in dollars by a CAGR* of at least:	30%	45.4%

*	Compound annual growth rate.
**
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and impairment of goodwill. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

In fiscal 2011, sales, including those from our divested Life Sciences and Industrial Division (discontinued operations), reached $271.7 million, resulting in a CAGR of 25.4% after two years. Our gross margin, including the effect of discontinued operations, reached 62.7% or up 140 basis points after two years. Finally, adjusted EBITDA, including the operating results of discontinued operations, amounted to $30.6 million in fiscal 2011, representing a two-year CAGR of 45.4%.

See item 5 on page 61 for a reconciliation of the GAAP sales and GAAP gross margin to the global sales and global gross margin, including the effect of the discontinued operations and a reconciliation of GAAP net earnings (loss) to EBITDA and adjusted EBITDA.

Customers

Telecom customers on a global basis utilize our test and service assurance solutions to enable their wireline and wireless networks to perform optimally during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring. From December 2000 to October 2010, we also had select customers in the high-precision assembly and life science sectors that required our solutions to render them more efficient in their respective fields.

Our success has been largely predicated on our core expertise in developing telecom test equipment for wireline network operators and to a lesser extent equipment manufacturers, but over the years we have expanded our offering to wireless network operators, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises, component vendors and laboratory researchers.

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

In fiscal 2011, our top customer accounted for 7.2% of our sales and our top three customers represented 16.3%.  In comparison, our top customer accounted for 4.9% of sales and our top three customers represented 12.2% in 2010, while our top customer accounted for 13.1% of sales and our top three customers represented 20.1% in 2009.

Products

We offer an extensive range of wireline and wireless test and service assurance solutions to the global telecommunications industry. We believe our success has largely been predicated on our core expertise in developing test equipment for wireline networks. Following the acquisition of Brix Networks in April 2008, we expanded our product portfolio into the service assurance business for next-generation IP networks. Through the acquisition of NetHawk Oyj in March 2010, we offer test and service assurance solutions for 2G, 3G and 4G/LTE wireless networks.

We believe the competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, we believe our products enable network equipment manufacturers and operators to design, deploy, troubleshoot and monitor wireline and wireless networks, and also help them reduce their operating expenses.

Products for Network Operators

Wireline Test Equipment

We provide an extensive range of portable test solutions that are mainly used by network operators to install, turn up and maintain their optical and copper-based telecommunications networks. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mount chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our field-test platforms, namely the FTB-1 Platform, FTB-200 Compact Platform and FTB-500 Platform, are at the core of our wireline product portfolio. Our FTB-1 Platform, which is designed for frontline technicians in the field, is a single-slot, modular platform dedicated to fiber-to-the-home and Ethernet testing applications. It supports USB, mobile, Wi-Fi, and Bluetooth connectivity capabilities to efficiently manage testing and reporting operations in the field.

Our FTB-200 Compact Platform, designed for the “super field technician”, holds up to two interchangeable modules that are fully compatible with our more advanced FTB-500 platform. Test technologies well suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTSs), SONET/SDH analyzers up to 10 Gbit/s, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers. Our third-generation field-testing platform, the FTB-500, is available in two configurations for various high-end applications. The four-slot model is designed for datacom testing, OTDR analysis, optical loss, and Ethernet (up to 10 Gbit/s) testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It also supports dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis.

These PC-centric, Windows-based portable platforms can also be leveraged through a suite of software solutions, called EXFO Connect, which enable network operators to increase productivity and reduce operating expenses. For example, Test Equipment Manager helps customers keep track of their test fleet, manage software updates and schedule calibration procedures. Test Data Manager allows customers to store all their measurements in a central database and use them as point of reference against future data.

Wireless Test Equipment

We offer 2G, 3G and 4G/LTE protocol analyzers for network operators. These instruments analyze mobile network elements in order to validate functionality according to wireless technology specifications, whether these elements interoperate with each other effectively when combined to form a network, and how well the live network performs. These test tools allow engineers to troubleshoot networks in order to find the source of errors and fix them as fast as possible. Our protocol analyzers support multi-interface testing and all major mobile technologies: GSM/GPRS/EDGE/UMTS/LTE. They enable fully automated testing and run powerful applications for protocol monitoring, call and session tracing, quality of service and radio optimization measurement.

Wireline/Wireless Service Assurance Systems

We provide a converged service assurance solution, called the Brix System, for wireline and wireless network operators, as well as for the managed services arms of telecom equipment manufacturers in support of service-level agreements (SLAs) required by their customers.

The Brix System is an integrated hardware and software solution that delivers end-to-end quality of service (QoS) and quality of experience (QoE) visibility as well as real-time IP service monitoring and verification for next-generation networks. Built around a distributed architecture, we believe the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across wireline and wireless networks.

We believe a competitive advantage of EXFO’s service assurance solution is the ability to implement SLA monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

•	Performance monitoring and analysis;
•	Correlation and analysis engine;
•	VoIP service assurance;
•	IP/MPLS service assurance;
•	Mobile backhaul and metro Ethernet service assurance;
•	Mobile service assurance;
•	IP video service assurance;
•	Advanced analytics; and
•	Custom solutions services.

The Brix System offers a multi-play capability such that customers can leverage one, several or all of the above on a single platform, which we believe can deliver significant savings in capital and operating expenditures.

We believe the highly scalable BrixWorx correlation and analysis engine architecture is well suited for the needs of operators’ networks and IP services.  It works together with network-wide monitoring sources — including Brix verifiers, Brix software agents, third-party devices and standards-based interfaces — and Brix software applications. BrixWorx conducts network and IP service testing and monitoring, while collecting, storing, correlating and analyzing essential data to produce detailed graphical reports and analytics on end-to-end service performance.

Brix software applications include:

•	BrixCall: Voice quality and performance management;
•	BrixNGN: IP/MPLS and carrier Ethernet (mobile backhaul and metro Ethernet) service quality monitoring;
•	BrixHawk SA: Mobile network service quality monitoring and customer experience management;
•	BrixVision: Comprehensive IP video quality and performance management; and
•	BrixView: Advanced analytics and business intelligence software.

Products for Network Equipment Manufacturers

Wireline Test Equipment

Our network equipment manufacturer solutions, mainly built around our IQS-600 platform, are available as test modules or stand-alone benchtop instruments. The next-generation IQS-600 platform can efficiently run as many as 100 optical test modules using a single controller unit. The IQS-600 platform is equipped with the software and hardware technology to support single-button operation for automated testing. Its system-based approach – one box, several test modules – combined with an open architecture (PXI, Windows, LabVIEW™, etc.) and ease of programming, produces a highly flexible test environment.

The IQS-600 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO’s wide selection of high-performance test modules includes high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, polarization controllers and optical switches.

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

Wireless Test Equipment

We offer 2G, 3G and 4G/LTE test solutions mainly for network equipment manufacturers, but also for network operators and government agencies. We provide two main product lines for the wireless test and measurement market: simulators and analyzers.

EXFO’s network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Typical tests include regression and load testing.

EXFO’s protocol analyzers analyze mobile network elements in order to validate functionality according to wireless technology specifications, whether these elements interoperate with each other effectively when combined to form a network, and how well the live network performs. These test tools allow engineers to troubleshoot networks in order to find the source of errors and quickly fix them. Our protocol analyzers support multi-interface testing and all major mobile technologies: GSM/GPRS/EDGE/UMTS/LTE. They enable fully automated testing and run powerful applications for protocol monitoring, call and session tracing, quality of service and radio optimization measurement.

We believe our wireless test tools optimize network performance and ensure a high-quality user experience. The following table summarizes our wireless test solutions and their typical applications for the telecommunications industry.

Wireless Test and Solutions
Product Type	Product Line	Typical Application
Protocol Analyzer, Distributed Analyzer bridging to Service Assurance	Hawk portfolio	Protocol analysis to verify correct network behavior.
Network Simulator	EAST portfolio, Navtel portfolio	Regression and load testing.
Mobile Communications Intelligence Tools	NetHawk F10, NetHawk X6 and NetHawk C2	Intelligence tools for police, armed forces and other governmental organizations to fight organized crime and terrorists.

Products for Life Sciences and Industrial Customers

From December 2000 until the divestiture of our Life Sciences and Industrial Division in October 2010, we developed and acquired a number of core technologies that we leveraged in selected high-precision assembly and life sciences markets. For example, we offered several light-based curing solutions for optical component manufacturing applications and adapted our approach for other industries, such as semiconductor, microelectronic, and medical device manufacturing, in order to maximize revenues. Omnicure® systems delivered precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback, thermal control and radiometry technology, produced a high-quality bonding solution. Our technology and application knowledge placed us at the forefront of this market.

Another key product line was the X-Cite fluorescence illumination systems for microscope manufacturers. X-Cite systems deliver excellent image quality and at least 2000 hours of lamp life, which is over 60% longer than previous models and up to 10 times longer than conventional illumination systems. X-Cite systems are self-contained illumination units separate from a microscope.  A simple light guide attachment through custom-coupling optics ensures a uniformly illuminated field of view with no heat from the lamp being transferred to the microscope.  Models range from the basic X-Cite 120XL for routine imaging applications to the full-featured X-Cite Exacte, designed to provide maximum illumination stability and control for the most advanced live cell research. In addition, this division was developing UV curing solutions for the graphics digital printing market.

Research and Development

Our global R&D operations fall under the management of a vice-president. We believe that our future success largely depends on our ability to maintain and enhance our core technologies and product functionalities. To keep developing new products and enhancements, it is important that we retain and recruit highly skilled personnel.

In fiscal 2011, we continued to invest in our R&D teams located worldwide: Quebec City, Canada, Montreal, Canada, Toronto, Canada, Chelmsford, USA, Oulu. Finland, Lappeenranta, Finland, Gothenburg, Sweden as well as Pune and Bhubaneswar, India. We particularly increased our software development capabilities at our two R&D sites in India: Pune and Bhubaneswar. Gross research and development expenditures in fiscal 2011 totaled $57.2 million, compared to $44.6 million in 2010 and $33.6 million in 2009.

Through market-oriented product portfolio review processes, we ensure that our investments in research and development are aligned with market opportunities and customers’ needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Product portfolio review meetings happen three times per year and enable us to select a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has significantly changed.

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

We also maintained research and development programs for our Life Sciences and Industrial Division in Toronto, Canada, until its divestiture in October 2010. The product development process was managed using a similar stage-gate process, while projects were reviewed and approved through a portfolio review.

Sales

We sell our telecom wireline and wireless test and service assurance solutions through direct and indirect sales channels in the Americas (US, Canada, Central and South America), Europe, Middle East and Africa (EMEA) and Asia-Pacific regions.

In the Americas, we use a hybrid model, combining key account management with direct and indirect sales coverage. We typically use key account managers to serve large customers that generate high sales volumes or might potentially represent high sales volumes in the future. These key account managers are supplemented by regional sales managers, sales engineers, sales representatives and distributors in the US as well as Central and South American metropolitan areas, and regional sales managers and sales engineers in Canada.

We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization or distributors supported by regional sales managers. Our main sales offices in the Americas are located in Plano, Texas, Quebec City, Canada, and Toronto, Canada. They are supplemented by a regional presence in cities across the US, Central and South America, as well as Canada.

On the international front, we have sales personnel covering strategic areas in EMEA and Asia-Pacific.

Our sales network in EMEA is supported by a main office and service center in Southampton, UK, which serves as headquarters of our European sales operations and also provides repair, calibration and technical support services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distribution partners.

As for Asia-Pacific, our main sales offices for South East Asia are located in Singapore and Hong Kong, while our main sales representative offices for mainland China are located in Beijing and Shenzhen. The latter site also hosts a service center to better serve our customer base in China. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

We also rely on a network of distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our direct telecom sales team consists of a vice-president for each major geographic region: Americas, EMEA and Asia-Pacific. These three sales executives are supported by regional sales directors that lead a widely distributed team acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and service assurance. Within each major geographic region, we have sales staff dedicated to wireline, wireless and service assurance customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Sales to customers in the Americas (US, Canada, Central and Latin America) represented 51% of our sales in fiscal 2011, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 32% and 17% of sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 52%, 30% and 18% of sales, respectively, in 2010, and 57%, 28% and 15%, respectively, in 2009.

The main office for our Life Sciences and Industrial Division was located in Toronto, Canada. We used mixed sales channels to serve various markets supported by this division, depending on product line and geography. Optical light sources and related accessories used for industrial applications were sold in North America through a network of manufacturer representatives and, internationally, through a network of distributors. UV light sources for digital print applications were sold directly to customers globally. The X-Cite 120 and Exacte Fluorescence Illumination Systems were sold through value-added reseller agreements with major microscope companies and system integrators in North America and Europe. Positioning products were sold directly to customers in North America, which includes the United States and Canada, and internationally through a network of technical distributors.

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

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our telecom manufacturing activities, which occupy a total of approximately 125,000 square feet, take place at our plants in Quebec City, Canada (2) and Shenzhen, China (1), but we also have facilities in Chelmsford, USA, and Oulu, Finland, for final assembly of service assurance and wireless test equipment. All our manufacturing operations fall under the supervision of a vice-president.

Our Quebec City, Canada, operations mainly produce low-volume, high-complexity telecom products. They have maintained ISO 9001 certification since 1994 and are certified to the 2008 edition of the standard. Our manufacturing plant in Shenzhen, China, which started operations in September 2007, is responsible for the production of high-volume, low-complexity telecom products. Our Shenzhen plant follows the same corporate quality standards and was certified ISO 9001 in January 2009.

All of our products meet required industry standards, and some of our products meet additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, IETF, ETSI and other bodies that issue industry standards. During manufacturing, each product has a related quality-assurance plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

Our telecom manufacturing operations include the following responsibilities:

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

Our manufacturing operations are subject to environmental laws in various jurisdictions around the world. Our product designs comply with Directive 2002/96/EC, legislation enacted by the European Union regarding the disposal of waste electrical and electronic equipment (WEEE), for all products exported to Europe. In regard to Directive 2002/96/EC (RoHs), test and measurement manufacturers have been provided a limited exemption until 2017, but we have established a plan for our applicable products to become compliant in 2012.

Our Life Sciences and Industrial Division’s manufacturing operations occupied 8,000 square feet in Toronto, Canada. This group manufactured light sources and related accessories, fluorescence illumination systems and precise positioning equipment for the life sciences and high-precision assembly markets. Operations consisted of manufacturing, procurement, warehousing, quality control and document control managed by various elements of the ISO 9001 certified quality system. Recognizing the importance of reduced time-to-market for our solutions, we focused efforts on designing products with an emphasis on standardization, modularity, as well as ease of fabrication and assembly.

Sources and Availability of Raw Materials

We use various suppliers to provide parts for the manufacture and support of multiple product lines. Although our intention is to establish at least two sources of supply for materials whenever possible for certain parts, we have sole or limited source supply arrangements. We may not be able to procure these parts from alternative sources at acceptable prices within a reasonable time; therefore, the loss or interruption of such arrangements could have an impact on our ability to deliver certain products on a timely basis.

We will continue to reduce the risk of production interruptions and shortages of parts by: (1) selecting and qualifying alternative sources of supplies for key parts whenever possible, and (2) maintaining an appropriate supply of key parts. Following the natural disaster in Japan in March 2011, for example, we increased our inventory of critical parts from certain Japanese single-source suppliers to ensure we are able deliver our products to customers without interruption.

Seasonality

Historically, we have not been subject to much seasonality with the exception of our second quarter (December, January and February) due to the Christmas holidays and delays in approval of network operators spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end budget spending on the part of network operators. We are also subject to seasonality in the fourth quarter (June, July and August) since bookings activity tends to slow down during the summer months, especially in Europe. These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as a reliable indicator of our future revenue or results of operations.

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

Main competitors in the test environment include global suppliers like Anritsu Corporation, JDS Uniphase Corporation, and Yokogawa Electric Corporation, as well as niche players like Fluke (an operating division within Danaher Corporation), Ixia and VeEX Inc. On the service assurance side, we mainly compete against Anritsu Corporation, Ineoquest Technologies, Inc., JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, and Tektronix, Inc. (an operating division within Danaher Corporation).

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

Employees

As at November 1, 2011, we had approximately 1,752 full-time employees compared to 1,656 and 1,205 for the same periods in 2010 and 2009, respectively. Our workforce as of November 1, 2011 included approximately 365 employees in manufacturing, 818 employees in research and development, and 569 employees in sales and marketing as well as general and administrative functions.

Our future performance depends, to a significant degree, on our continued ability to attract and retain highly skilled and qualified technical, sales and marketing, and senior management personnel. Our employees are not represented by a labor union with the exception of our manufacturing personnel in Quebec City, Canada. We consider relations with our employees to be good.

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

In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC’s regulations, our products must comply with certain electromagnetic compatibility (EMC) requirements to insure they do not generate and are immune from electrical noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA’s non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA’s regulations applicable to our products are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA. Furthermore, for our Life Science and Industrial Division, certain U.S. states require mandatory product registration and reporting of Mercury-added products being imported. This registration is controlled by the Interstate Mercury Education and Reduction Clearinghouse (IMERC).

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

In Europe, with the implementation of the WEEE directives for recycling of electronic products in selected European Countries (2002/96/EC), we have appointed a task force committee consisting of our management and employees, distributors and other partners as the case may be, to ensure full compliance with regulations and oversee the management, logistics, recycling rate, disposal services and activities related to recycling of electronic equipment and products within the member states.

Additionally, to address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or “RoHS” Directive (2002/95/EC), which applies to all products included within the scope of WEEE directive with the exception of Categories 8 (Medical devices) and 9 (Monitoring and control instruments). Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the directive. To ensure compliance to this directive, a formal restricted substances control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS directive.

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

As of August 31, 2011, our records indicate that we held 34 actively-maintained granted patents from the U.S., 14 patents in Finland, 7 patents in Canada, 4 patents in China, 9 patents in Germany (including one “Utility Model”), 8 patents in the United Kingdom, 8 patents in France, 4 patents in Italy, 4 patents in Sweden and one patent in Russia, as well as one patent in each of three other European countries. In addition, we have 24 patent applications pending in the U.S., 8 in Canada, 6 in China, one in Australia, one in Japan, one in Korea, one in India and 10 regional applications pending in Europe, and as well as 4 International Applications under the Patent Cooperation Treaty, which have not yet entered the national/regional phase. The expiration dates of our active issued patents range from October 2012 to June 2028.

We consider seven of our inventions for which patents have either been granted or are pending to be material. These inventions are:

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

•	a distributed protocol analyzer for quality-of-service measurement. This invention underlies the combined QoS measurements offered in the NetHawk iPro and NetHawk M5 products; and

•
a communication methodology used to perform independent bi-directional protocol testing over a connection or connectionless network between two test instruments, wherein the transfer mechanism of status and intermediate test results during an active test and the transmission of the final results to one of the instruments enables the user to perform a bidirectional single-ended test. This invention is at the heart of the EXFO Datacom product families, including applications in conformity with our EtherSAM standard test suite.

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

As of November 1, 2011, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc. 18/09/1985 (Canada) Operating
99%
1%
100%
GEXFO Distribution Internationale Inc. 17/12/1992 (Québec) Holding
EXFO Latin America Telecommunications SA de CV 07/07/2011 (Mexico) Operating
GAP Optique SA (Switzerland) Dissolved 01/11/2011
Navtel Communications Inc. (Ontario) Dissolved 26/03/2008
EXFO Asia Pacific PTE Ltd. 18/01/2001 (Singapore) Operating
EXFO Europe SARL 08/02/1994 (France) Non-Operating
EXFO USA Inc. 07/12/2000 (Delaware) Holding
EXFO Europe Limited (formerly Consultronics Europe Limited) 11/11/1988 (UK) Operating
EXFO Service Assurance Inc. (formerly Brix Networks Inc.) 26/05/1999 (Delaware) Operating
EXFO Finland Oy 24/02/2010 (Finland) Operating
EXFO Sweden Aktiebolag 19/09/2008 (Sweden) Operating
EXFO Financial LLC 23/02/2010 (Delaware) Operating
Navtel Sales Limited 07/01/2003 (Ontario) Non-Operating
EXFO Electro-Optical Engineering India Private Ltd. 24/11/2006 (India) Operating
EXFO Telecom Equipment (Shenzhen) Co. Ltd. 02/04/2007 (China) Operating
EXFO China Ltd. 19/04/2000 (Hong Kong) Operating
NetHawk Solutions Pvt. Ltd. 19/06/2006 (India) Operating
NetHawk Corpration 19/05/2005 (Delaware) Non-Operating
EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments, Inc.) 25/08/1972 (New York) Non-Operating
EXFO America Inc. 15/12/1992 (Delaware) Operating
Brix Networks UK Limited (UK) Dissolved 05/01/2010
NetHawk Oyj 01/08/1985 (Finland) Operating
Navtel Communications (U.S.) Inc. (Delaware) Dissolved 27/01/2010
Navtel Deutschland GmbH 05/06/2003 (Germany) Non-Operating
Burleigh Automation Inc. 26/01/2001 (Delaware) Non-Operating
NetHawk SARL 04/09/2001 (France) Operating
NetHawk GmbH 04/09/2001 (Germany) Operating
NetHawk Pte. Ltd. 31/12/2003 (Singapore) Non-Operating
NetHawk Networks India Pvt. Ltd. 12/05/2005 (India) Operating
Insinööritoimisto Taipale Oy 19/08/1992 (Finland) Non-Operating
Kaski Group Oy 14/09/1999 (Finland) Non-Operating

D.	Property, Plants and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada (formerly Avantas Networks Inc), in Concord, Ontario, Canada (formerly Consultronics Limited), in Chelmsford, Massachusetts, United States (formerly Brix Networks Inc now EXFO Service Assurance Inc.), in Eastleigh, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Gothenburg, Sweden (EXFO Sweden Aktiebolag), in Oulu, Finland (NetHawk Oyj), in Lappeenranta, Finland (NetHawk Oyj), in Bhubaneswar, India (NetHawk Networks India Pvt. Ltd.), in Richardson, Texas, United States (EXFO America Inc.).

In addition, we maintain sales offices and/or have regional sales managers located in China, Czech Republic, France, Germany, Great Britain, India, Mexico, Singapore, Spain, Sweden, United Arab Emirates and the United States.

In September 2010 and in April 2011, we purchased premises in Magarpatta, Pune, India, and in July 2011 we finalized the relocation of our R&D activities previously based in Wadgaon Sheri, Pune, India to these new premises in Magarpatta, Pune, India.

In fiscal 2011, we undertook the construction of a new building of 125,000 sq ft in St-Laurent Technopark, Montreal, Quebec. We expect to complete the construction and relocate our R&D activities (located in St-Laurent) in May 2012. We then expect to occupy approximately 50% of the premises and lease the remaining for an undetermined period. As at November 1, 2011, costs incurred in conjunction with the construction of the building, including land-related costs, amounted to $6.3 million (CA$6.2 million). This project will be paid cash.

The following table sets forth information with respect to the main facilities that we occupy as of November 1, 2011.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	50%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, manufacturing, management and administration	129,000 (1)	80%	Owned
2650 Marie-Curie St-Laurent (Quebec) H4S 2C3	Occupied for research and development, management and administration	26,000	100%	Leased
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500	60%	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	29,000	60%	Leased

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
Omega Enterprise Park Electron Way, Chandlers Ford Eastleigh, Hampshire S053 4SE United Kingdom	Occupied for European customer service, sales management and administration	10,000	90%	Leased
3rd Floor, Building 10, Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126, China	Occupied for manufacturing of telecom products	56,000	70%	Leased
Offices No 602, 603, 604 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	24,668	80%	Owned
NetHawk Oyj (Headquarters) Elektroniikkatie 2 FI-90590 Oulu, Finland	Occupied for research and development, manufacturing, management and administration	47,097	80%	Leased
NetHawk Networks India Pvt. Ltd. 5th floor, IDCO Tower 2000 Mancheswar Industrial Area Bhubaneswar 751010, India	Occupied for research and development	25,239	90%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); future economic, competitive, financial and market condition; capital spending levels in the telecommunications industry; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; our ability to successfully integrate our acquired and to-be-acquired businesses; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of the consolidated financial condition and results of operations is dated November 7, 2011.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

Market conditions in the telecommunications industry remain tenuous based on weak global economic growth and unresolved sovereign debt issues in Europe. Despite this economic uncertainty, the fundamental drivers toward broadband deployments and fixed-mobile IP (Internet protocol) network convergence are entrenched in the telecommunications industry. Although network operators are not necessarily increasing capital expenditures in calendar 2011, they are spending more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s Visual Networking Index, global IP traffic will quadruple from 2010 to 2015, reaching 966 exabytes per year in 2015. (An exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 26-fold during the same period. This explosive growth is being driven by a proliferation of media-rich communication devices (smartphones and tablets), growing number of Internet users, faster broadband speeds and increased video usage.

To support such bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. These networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

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

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while commercial deployments of 100 Gbit/s Ethernet networks are beginning to take place. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE (long-term evolution) adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any  content  to any device  at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance suppliers in fiscal 2011.

COMPANY OVERVIEW

We are a leading provider of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged, IP fixed and mobile networks. Our test and service assurance solutions specifically target high-growth market opportunities related to optimizing next-generation networks: wireless backhaul, 4G/LTE (long-term evolution), fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN), carrier Ethernet, and 40G/100G network upgrades. Customers on a global basis rely on our test and service assurance solutions to enable their wireline and wireless networks to perform optimally during their complete lifecycles: research, development, manufacturing, installation, maintenance and monitoring. Our success has been largely predicated on our core expertise in developing telecom test equipment for wireline network operators and to a lesser extent equipment manufacturers, but over the years we have expanded our offering to wireless network operators, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises, component vendors and laboratory researchers.

We have a staff of approximately 1800 people in 25 countries, supporting more than 2000 telecom customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have six main research and development expertise centers in Boston, Toronto, Montreal, Quebec City, Oulu and Lappeenranta, supplemented by two software development centers in India.

In June 2011, we undertook the construction of a new building in Montreal, Canada. Total costs for the new building are estimated to approximately $22 million (CA$21.5 million). The construction is expected to be completed in the third quarter of fiscal 2012.

In fiscal 2010, we engaged in a plan to sell our Life Sciences and Industrial Division to focus our activities in the telecom test and service assurance market. On October 1, 2010, we closed the sale of that Division for total proceeds of $21.6 million, net of a bank overdraft of $303,000, selling costs of $909,000 and future income taxes of $141,000. As such, this Division has been presented as a discontinued operation in our consolidated financial statements. Assets and liabilities for the comparative year ended August 31, 2010 have been reclassified as assets held for sale and liabilities related to assets held for sale; revenues and expenses have been classified as discontinued operations for all years presented. The Life Sciences and Industrial Division included the operations of EFOS Inc. (renamed EXFO Photonic Solutions Inc.), acquired in March 2001 for its precision light-based, adhesive spot-curing technology as well as most of the operations of Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.), acquired in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems, which were consolidated since then with those of EXFO Photonic Solutions Inc. The operations of that Division were located in Toronto, Canada.

On March 12, 2010, we acquired 91% of the issued and outstanding common shares of NetHawk Oyj (NetHawk). Headquartered in Oulu, Finland, NetHawk was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators. On March 15, 2010, we made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, we entered into a statutory procedure under the Finnish Companies Act by which we acquired the remaining issued and outstanding common shares that were not tendered under the voluntary offer. Total consideration was comprised of a cash consideration of €37.3 million (US$51.1 million), including acquisition-related costs of $2.8 million, or €25.1 million (US$34.4 million), excluding NetHawk’s cash of €12.1 million (US$16.7 million) at the acquisition date, plus a cash contingent consideration of up to €8.7 million (US$11.0 million) based on a certain sales volume of NetHawk products over the three years following the acquisition. The cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs included an amount of $780,000 for a statutory transfer tax payable in Finland based on the purchase price of shares.

We launched 19 new products in fiscal 2011, compared to 20 in fiscal 2010. Key product introductions in fiscal 2011 included EXFO Connect, a software suite of test management solutions for network operators to significantly increase productivity and reduce operating expenses. We also launched our intelligent Optical Link Mapper (iOLM), an innovative test solution that characterizes fiber-to-the-home (FTTH) networks 85% faster than the traditional method through the automated setting of complex OTDR acquisition parameters. In addition, we introduced our FTB-1 platform for FTTH and Ethernet testing applications. Finally, we released BrixHawk DA and BrixHawk SA, fully integrated solutions for the turn-up, troubleshooting and monitoring of 2G, 3G and 4G/LTE wireless networks.

We reported record-high sales of $269.7 million from our continuing operations (formerly our Telecom Division) in fiscal 2011, which represented an increase of 33.0% year-over-year from $202.8 million in 2010. Sales for fiscal 2011 included $29.7 million from NetHawk, which was acquired on March 12, 2010, compared to $14.5 million in 2010. Excluding the positive impact of the acquisition of NetHawk and the foreign exchange gains on our forward exchange contracts ($2.8 million in 2011 vs. $1.5 million in 2010), our sales would have increased 27.1% year-over-year organically.

In fiscal 2011, we believe that we benefited from increased capital-intensive deployments and capacity expansion from wireless and wireline network operators compared to 2010. In addition, in fiscal 2011, we benefited from improved market conditions compared to 2010, following the worldwide economic recession in 2009. Furthermore, we benefited from our strong product offering that we believe is greatly aligned with the major trend of bandwidth demand. Also, we believe we gained overall market share in fiscal 2011, which contributed also to the increase in our sales year-over-year. Finally, in fiscal 2011, we benefited from larger calendar year-end budget spending from some of our customers, compared to 2010, which increased our sales year-over-year.

We reported GAAP net earnings from continuing operations of $6.4 million, or $0.10 per diluted share, in fiscal 2011, compared to $3.6 million, or $0.06 per diluted share, in 2010. Net earnings from continuing operations for fiscal 2011 included $8.7 million in after-tax amortization of intangible assets and $2.0 million in stock-based compensation costs. Net earnings from continuing operations for fiscal 2010 included $6.5 million in after-tax amortization of intangible assets and $1.7 million in stock-based compensation costs. Earnings from operations (from continuing operations) significantly improved 70.3% year-over-year from $10.9 million, or 5.4% of sales in fiscal 2010, to $18.5 million, or 6.9% of sales in 2011, despite a headwind from a stronger Canadian dollar compared to the US dollar year-over-year.

Adjusted EBITDA (net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and gain from disposal of discontinued operations) reached $30.6 million or 11.3% of global sales in fiscal 2011, compared to $27.3 million, or 12.0% of global sales in 2010. Adjusted EBIDTA in fiscal 2011 included a foreign exchange loss of $3.8 million ($1.5 million in 2010). See further in this document for a complete reconciliation of adjusted EBITDA to GAAP net earnings.

In fiscal 2011, we faced a substantial increase in the value of the Canadian dollar versus the US dollar compared to 2010; this had a two-fold negative impact on our financial results. Firstly, the average value of the Canadian dollar versus the US dollar increased 5.6% in fiscal 2011, compared to 2010. Given that a significant portion of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (denominated in Canadian dollars) increased when translated in US dollars for reporting purposes in fiscal 2011.

Secondly, we recorded a significant foreign exchange loss of $3.8 million in fiscal 2011, which mainly represents the effect of the 9.0% increase in the period-end value of the Canadian dollar versus the US dollar on our balance sheet items during that year. In comparison, in fiscal 2010, we reported a foreign exchange loss of $1.5 million following the increase in the value of the Canadian dollar compared to the US dollar, the euro and the British pound during that year.

On November 5, 2010 we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.0 million of subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 10, 2010, and will end on November 9, 2011. As at November 7, 2011, the company had redeemed for cancellation 25,055 shares under that program for an aggregate net purchase price of $144,197.

On November 7, 2011 we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of the issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 10, 2011, and will end on November 9, 2012, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839, a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2010 and 2011, no customer accounted for more than 10% of our sales, with our top customer representing 4.9% and 7.2% of our sales, respectively. In fiscal 2009, our top customer accounted for 13.1% of sales.

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

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

Three-Year Strategic Objectives

Our long-term goal is to become the market leader in the global telecom test and service assurance industry. Given explosive bandwith demand and IP convergence, wireless and wireline network operators and equipment manufacturers are faced with a major spending cycle to meet soaring bandwidth demand on their converged, IP fixed and mobile networks.

To achieve our goal, we plan to:

•	Capitalize on bandwidth explosion in the telecom industry with the introduction of innovative, market-driven test and service assurance solutions;

•	Focus on the convergence of IP fixed and mobile networks, including emerging technologies like 4G/LTE and high-speed Ethernet;

•	Leverage our leadership in optical testing for new opportunities like wireless backhaul, fiber- to-the-home, and 40G and 100G network upgrades;

•
Move up the IP networks value chain by leveraging the intelligence, or computing capacities, of our modular test platforms with our service assurance systems to develop a series of value-added solutions; and

•	Accelerate profitability through globalization and execution.

To gauge the success of our strategy, we had established three corporate performance objectives for the three-year period ending in fiscal 2012:

o	Increase sales by a CAGR* of at least 25%
o	Raise gross margin to 65%
o	Increase adjusted EBITDA** in dollars by a CAGR of at least 30%

*	Compound annual growth rate
**
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and impairment of goodwill. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

These three-year objectives were established based on results achieved in the past few years as well as on our strategic plan for that three-year period. We are witnessing a period of significant investments in the telecom industry and we believe that we are well-positioned to take advantage of the wealth of growth opportunities—from the network core to the edge. Namely, we expect to benefit from high-growth sectors like 4G/LTE applications, wireless backhaul, fiber-to-the-home, Carrier Ethernet, as well as 40G and 100G network upgrades to bolster sales and earnings. These objectives will guide our actions in upcoming years as we are committed to maximizing shareholder value.

Results Achieved in Fiscal 2011

Our corporate performance objectives take into account the sales and operating results of our Life Sciences and Industrial Division, which are now presented as discontinued operations in our GAAP figures for fiscal 2009, 2010 and 2011. As such, sales and operating results of that Division were included in the results achieved in fiscal 2011.

Following are our results after two years into our three-year plan:

Corporate Performance Objectives (Fiscal 2010-2012)
Objectives	Metrics	Results After Two Years
Increase sales by a CAGR* of at least:	25%	25.4%
Raise gross margin from 61.3% to:	65%	62.7%
Increase adjusted EBITDA** in dollars by a CAGR* of at least:	30%	45.4%

In fiscal 2011, sales including those of the discontinued operations amounted to $271.7 million, which represents a CAGR of 25.4% after two years. Our gross margin, including the effect of the discontinued operations, reached 62.7%, 0.3% higher compared to 62.4% in 2010. Finally, adjusted EBITDA, including the operating results of the discontinued operations, amounted to $30.6 million or 11.3 % of sales in fiscal 2011, representing a CAGR of 45.4% after two years. See further in this document for a reconciliation of the GAAP sales and GAAP gross margin to the global sales and global gross margin, including the effect of the discontinued operations and a reconciliation of GAAP net earnings (loss) to adjusted EBITDA.

Given our strong positioning for key growth opportunities and disciplined focus on execution, we remain committed achieving or finishing close to our three-year corporate performance objectives that reach maturity at the end of fiscal 2012. However, continuing uncertainty in the global economy or possible worldwide recession will impact the achievement of our three-year objectives.

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

Revenue recognition. Our multiple deliverable revenue arrangements may include tangible products (software and/or non-software components), extended warranties, maintenance contracts, post-contract customer support (PCS) on software components as well as installation.

Since September 1, 2010, when a sales arrangement contains multiple elements and software and non-software components function together to deliver the tangible products’ essential functionality, we allocate revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (“VSOE”) of fair value if available, third-party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE are available.

We establish VSOE of selling price using the price charged for a deliverable when sold separately and, in some instances, using the price established by management having the relevant authority. TPE of selling price is established by evaluating similar and interchangeable competitor goods or services in sales to similarly situated customers. When VSOE or TPE are not available, we use BESP. We establish BESP using historical selling price trends, if available, and considering multiple factors including, but not limited to geography, market conditions, competitive landscape, internal costs and pricing practices. When determining BESP, management applies judgment when establishing pricing strategies and evaluating market conditions and product lifecycles. The determination of BESP is made through consultation with and approval by management. We may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve, we may modify our pricing practices in the future, which may result in changes in BESP. The aforementioned factors may result in a different allocation of revenue to the deliverables in multiple-element arrangements from the current period, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

Maintenance contracts are usually offered to customers for periods of twelve to thirty-six months. They generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis as well as customer service. They qualify as a separate unit of accounting. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis. The selling price of the maintenance contracts is determined using VSOE.

Extended warranties are usually offered to customers for periods of twelve to forty-eight months. They qualify as a separate unit of accounting. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis. The selling price of the extended warranties is determined using BESP.

When a sales arrangement contains multiple elements and software and non-software components do not function together to deliver the tangible products’ essential functionality, we allocate revenue between the tangible products and the PCS, if any, based on VSOE of selling price of each element. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

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

Research and development tax credits and grants. We record research and development tax credits and grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs, or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our research and development tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made.

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

Stock-based compensation costs. We account for stock-based compensation on stock options, restricted share units and deferred share units, using the fair value-based method. This method requires that we make estimates about the expected volatility of our shares, the expected life of the awards and the forfeiture rate.We account for stock-based compensation on stock appreciation rights, using the intrinsic value method. Stock-based compensation costs are amortized to expense over the vesting periods.

New accounting standards and pronouncements

Adopted in fiscal 2011

In December 2009, the Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which is applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables”, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. We adopted this standard prospectively to arrangements entered into on or after September 1, 2010, and its adoption had no material effect on our consolidated financial statements. However, a description of our revenue recognition policy has been modified accordingly.

Prior to September 1, 2010, for products in which software was incidental, we recognized revenue when persuasive evidence of an arrangement exists, the product had been delivered, the price was fixed or determinable, and collection of the resulting receivable was reasonably assured. Provisions were made for estimated returns, warranties and support obligations. For products in which software was not incidental, revenues were separated into two categories: product and post-contract customer support (PCS) revenues, based upon VSOE of fair value. Product revenues for these sales were recognized as described above. PCS revenues were deferred and recognized ratably over the years of the support arrangement. PCS revenues were recognized at the time the product was delivered when provided substantially within one year of delivery, the costs of providing this support were insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements were provided.

To be adopted after fiscal 2011

We will cease to prepare our consolidated financial statements in accordance with Canadian GAAP as set out in Part V of the CICA Handbook – Accounting ("Canadian GAAP") for the periods beginning on September 1, 2011, when we will start to apply as our primary basis of accounting the International Financial Reporting Standards published by the International Accounting Standards Board and set out in Part I of the CICA Handbook – Accounting. Consequently, future accounting changes to Canadian GAAP are not discussed in these consolidated financial statements as they will never be applied by the company.

International financial reporting standards (IFRS)

In February 2008, the Canadian Accounting Standards Board announced that Canadian GAAP, as used by publicly accountable enterprises, will be converged with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). Accordingly, we will adopt these standards during our fiscal year beginning on September 1, 2011, and we will be required to report under IFRS and to provide IFRS comparative information for the fiscal year ended on August 31, 2011 (current fiscal year). Although the conceptual framework of IFRS is similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures.

As part of the IFRS conversion project, we have set up an IFRS-dedicated team at different levels of the organization and have also retained the services of an external expert advisor to assist us. A process for reporting regular progress to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

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

In addition, we have completed the Design and Solutions Development phase to evaluate the overall impact of adopting these new standards on our consolidated financial statements. We have also completed a detailed analysis of the accounting policies affected by the adoption of IFRS.

Finally, we have completed the Implementation phase. The opening balance sheet as at September 1, 2010 is finalized while the IFRS model consolidated financial statements are being finalized. We have analyzed the effects on information technology and internal controls and have not identified significant modifications to our information technology, data systems and internal controls. We have provided training for key employees and stakeholders. Additional training will be given when necessary until full adoption in fiscal 2012.

IFRS 1, First-time Adoption of International Financial Reporting Standards, provides guidelines for the initial adoption of IFRS. IFRS 1 requires full retroactive application of applicable IFRS at the end of the first disclosure period. However, IFRS 1 sets out optional exemptions for some specific standards where costs of complying with these requirements may exceed the benefits for users of financial statements. IFRS 1 also sets out compulsory exceptions in specific cases where retroactive application would require management’s judgments on past events for which the conclusions are already known.

Our conclusions on the optional exemptions permitted by IFRS 1 as well as significant differences with respect to recognition, measurement, presentation and disclosure of financial information are in the following key accounting areas:

a)	Tax credits recoverable

Under IFRS, long-term tax credits recoverable must be discounted using risk-free interest rates for the periods when tax credits will be recovered. Under Canadian GAAP, such treatment is not required. As at September 1, 2010, being the transition date, this resulted in a decrease of our long-term tax credits recoverable of $2.5 million and an increase of our deferred income tax assets of $678,000, with a net decrease of the opening balance of retained earnings (shareholders’ equity) of $1.8 million. As at August 31, 2011, this resulted in a decrease of our long-term tax credits recoverable of $2.5 million, an increase of our deferred income tax assets of $401,000 and a decrease of our deferred tax liabilities of $276,000. For the year ended August, 31, 2011, changes in the discounted value of our long-term tax credits recoverable resulted in an interest income of $227,000 and a related deferred income tax expense of $61,000. It also resulted in a net increase of shareholders’ equity of $2,000, which includes a foreign currency translation loss of $163,000.

b)	Property, plant and equipment

IAS 16, “Property, Plant and Equipment”, reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. Based on the analysis of our property, plant and equipment, we do not expect additional componentization under IFRS.

In addition, under IFRS, depreciation must be based on the allocation of the depreciable amount over the asset’s estimated useful life. Depreciable amount is defined as the cost of the asset less its residual value. Residual value is defined as the estimated amount that an entity would currently obtain from disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. Under Canadian GAAP, the depreciable amount of an asset is the greater of the cost less salvage value over the life of the asset, and the cost less residual value over the useful life of the asset. Residual value is the estimated net realizable value of an item of property, plant and equipment at the end of its useful life to the company. Salvage value is the estimated net realizable value of an item of property, plant and equipment at the end of its life. Canadian GAAP concept of salvage value and economic life for purposes of calculating depreciation (i.e., the value of an asset at the end of its life) is disallowed under IFRS. On September 1, 2010, this resulted in an increase of the carrying value of property, plant and equipment of $1.3 million and a decrease of our deferred income tax assets of $345,000, with a net increase of the opening balance of retained earnings (shareholders’ equity) of $931,000. As at August 31, 2011, this resulted in an increase of our property, plant and equipment of $1.5 million, a decrease of our deferred tax assets of $241,000 and an increase of our deferred tax liabilities of $166,000. For the year ended August 31, 2011, this resulted in a decrease of depreciation of property, plant and equipment of $117,000 and a deferred income tax expense of $32,000. It also resulted in a net increase of shareholders’ equity of $171,000, which includes a foreign exchange translation gain of $86,000.

c)	Business combinations

As permitted by IFRS 1, “First Time Adoption of International Financial Reporting Standards (IFRS)”, we will not apply IFRS 3R, “Business Combinations”, to business combinations completed before the transition date, that is, September 1, 2010. However, under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, the cash contingent consideration for the acquisition of NetHawk Oyj, completed before the transition date and outstanding as at September 1, 2010, should be recorded at fair value on that date with a corresponding adjustment  to  opening  retained  earnings.  Thereafter, the fair value of the cash  contingent  consideration is re-assessed at the end of each reporting periods and any changes in the fair value will be recognized in the statement of earnings. On September 1, 2010, the fair value of the contingent cash consideration was estimated at $2.7 million based on information available at that time and recorded in long-term liabilities, with a corresponding decrease of the opening balance of retained earnings (shareholders’ equity). On August 31, 2011, the fair value of the contingent cash consideration was reassessed to $338,000, based on revised sales forecasts. The change in the fair value in the amount of $2.7 million, which includes the effect of the foreign currency translation of $363,000, was recorded in the statement of earnings in fiscal 2011. This also resulted in a net increase of the shareholders’ equity of $2.3 million as at August 31, 2011.

d)	Presentation of financial statements

Under IFRS we elected to present non-refundable research and development tax credits against gross research and development expenses in the statement of earnings as currently required under Canadian GAAP.

e)	Hedge accounting

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

f)	Impairment of assets

IAS 36, “Impairment of Assets”, requires a single-step approach for impairment testing of individual assets or a group of assets in cash-generating units (CGUs) on the basis of independent cash inflows whereas Canadian GAAP uses a two-step approach. However, there was no additional impairment due to that one-step approach.

g)	Leases

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

h)	Translation of foreign operations

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

The following tables summarize the impacts that the transition to IFRS will have on our balance sheet items as at September 1, 2010 and August 31, 2011 as well as on our statement of earnings for the year ended August 31, 2011. The reported adjustments have no impact on sales, cost of sales, selling and administrative expenses, as well as net research and development expenses reported under Canadian GAAP for the year ended August 31, 2011.

		As at September 1, 2010

	Note	Assets	Liabilities	Shareholders' equity
Under Canadian GAAP		$273,502	$53,083	$220,419

Tax credits recoverable	a)	(2,510)	–	(2,510)
Property, plant and equipment	b)	1,275	–	1,275
Deferred income taxes	a), b)	333	–	333
Cash contingent consideration	c)	–	2,660	(2,660)
		(902)	2,660	(3,562)
Under IFRS		$272,600	$55,743	$216,857

		Year ended August 31, 2011

	Note	Earnings from operations	Net earnings	Basic net earnings per share	Diluted net earnings per share
Under Canadian GAAP		$18,503	$19,349	$0.32	$0.31

Depreciation of property, plant and equipment	b)	117	117
Change in the fair value of the cash contingent consideration	c)	2,685	2,685
Interest income	a)	–	227
Deferred income taxes	a), b)	–	(93)
Under IFRS		$21,305	$22,285	$0.37	$0.36

		As at August 31, 2011

	Note	Assets	Liabilities	Shareholders' equity
Under Canadian GAAP		$321,086	$57,340	$263,746

Tax credits recoverable	a)	(2,507)	–	(2,507)
Property, plant and equipment	b)	1,510	–	1,510
Deferred income taxes	a), b)	160	(110)	270
Cash contingent consideration	c)	–	338	(338)
		(837)	228	(1,065)
Under IFRS		$320,249	$57,568	$262,681

As the IASB continues to amend and add to current IFRS standards with several projects underway, we continue to track the progress of these projects. Our IFRS project is progressing according to plan, and we will provide updates as further progress is achieved.

RESULTS OF OPERATIONS

The following table sets forth Canadian GAAP consolidated financial statements data in thousands of US dollars, except per-share data, and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2011	2010	2009	2011	2010	2009
Sales	$269,743	$202,757	$153,082	100.0%	100.0%	100.0%
Cost of sales (1)	100,296	73,901	57,897	37.2	36.4	37.8
Gross margin	169,447	128,856	95,185	62.8	63.6	62.2
Operating expenses
Selling and administrative	87,062	66,612	58,067	32.3	32.9	37.9
Net research and development	47,927	37,847	27,213	17.7	18.7	17.8
Amortization of property, plant and equipment	6,772	5,757	4,453	2.5	2.8	2.9
Amortization of intangible assets	9,183	7,773	5,033	3.4	3.8	3.3
Restructuring charges	–	–	963	–	–	0.6
Impairment of goodwill	–	–	21,713	–	–	14.2
Total operating expenses	150,944	117,989	117,442	55.9	58.2	76.7
Earnings (loss) from operations	18,503	10,867	(22,257)	6.9	5.4	(14.5)
Interest and other income (expenses)	511	(292)	592	0.1	(0.1)	0.4
Foreign exchange gain (loss)	(3,808)	(1,496)	1,074	(1.4)	(0.8)	0.7
Earnings (loss) before income taxes	15,206	9,079	(20,591)	5.6	4.5	(13.4)
Income taxes	8,783	5,529	266	3.2	2.7	0.2
Net earnings (loss) from continuing operations	6,423	3,550	(20,857)	2.4%	1.8%	(13.6	) %
Net earnings from discontinued operations	12,926	3,069	4,272
Net earnings (loss) for the year	$19,349	$6,619	$(16,585)
Basic net earnings (loss) from continuing operations per share	$0.11	$0.06	$(0.34)

Diluted net earnings (loss) from continuing operations per share	$0.10	$0.06	$(0.34)

Basic net earnings (loss) per share	$0.32	$0.11	$(0.27)

Diluted net earnings (loss) per share	$0.31	$0.11	$(0.27)

Research and development data:
Gross research and development	$57,226	$44,551	$33,584	21.2%	22.0%	21.9%
Net research and development	$47,927	$37,847	$27,213	17.7%	18.7%	17.8%

Consolidated balance sheets data:
Total assets	$321,086	$273,502	$240,371

(1)	The cost of sales is exclusive of amortization, shown separately.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

SALES

Fiscal 2011 vs. 2010

In fiscal 2011, our sales increased 33.0% to a record-high $269.7 million, compared to $202.8 million in 2010.

The following table summarizes information about our sales for the years ended August 31, 2010 and 2011, in thousands of US dollars:

	Year ended August 31, 2011	Year ended August 31, 2010	Change in $	Change in %

Sales	$269,743	$202,757	$66,986	33.0%

Gains on forward exchange contracts	(2,795)	(1,517)	(1,278)

Sales, excluding gains on forward exchange contracts (non-GAAP measure)	266,948	201,240	65,708	32.7

Impact of the recent acquisition (NetHawk)	(29,652)	(14,483)	(15,169)

Organic sales (non-GAAP measure)	$237,296	$186,757	$50,539	27.1%

See further in this document for information about non-GAAP financial measures.

In the last few months, following the worldwide economic recession of 2009, wireless and wireline network operators have been investing in capital-intensive deployments and capacity expansion in order to accommodate bandwidth-intensive applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP architectures. We believe that our product offering is greatly aligned with the major trend of bandwidth demand, for which network operators are investing. In fiscal 2011, we also believe we gained overall market share, which contributed to the increase of our sales year-over-year. We must also recall that during the first months of fiscal 2010, we were at the beginning of a slow recovery from the economic recession.

In fiscal 2011, NetHawk, which was acquired on March 12, 2010, reported sales of $29.7 million compared to $14.5 million in 2010, which contributed to the increase in our sales year-over-year. NetHawk contributed to the increase of our sales of protocol test solutions year-over-year.

Also, in the second quarter of fiscal 2011, we benefited from larger calendar year-end budget spending from some of our customers, compared to 2010, which increased our sales year-over-year. The magnitude of customers’ calendar year-end budget spending may fluctuate year-over-year.

Finally, in fiscal 2011, we recorded in our sales foreign exchange gains of $2.8 million on our forward exchange contracts, compared to $1.5 million in 2010, which contributed to the increase of our sales year-over-year.

In addition to the above-mentioned explanations about the year-over-year sales increase, the following table summarizes changes in sales by product lines:

	Year ended August 31, 2011	Year ended August 31, 2010	Change in %

Optical test solutions	$139,525	$109,124	27.9%
Protocol test solutions	108,946	78,709	38.4
Copper -access test solutions	18,477	13,407	37.8

Sales, excluding gains on forward exchange contracts (non-GAAP measure)	$266,948	$201,240	32.7%

Fiscal 2010 vs. 2009

In fiscal 2010, our sales increased 32.4% to $202.8 million from $153.1 million in 2009.

The following table summarizes information about our sales for the years ended August 31, 2009 and 2010, in thousands of US dollars:

	Year ended August 31, 2010	Year ended August 31, 2009	Change in $	Change in %

Sales	$202,757	$153,082	$49,675	32.4%

(Gains) losses on forward exchange contracts	(1,517)	3,178	(4,695)

Sales, excluding gains/losses on forward exchange contracts (non-GAAP measure)	201,240	156,260	44,980	28.8

Impact of the recent acquisition (NetHawk)	(14,483)	–	(14,483)

Organic sales (non-GAAP measure)	$186,757	$156,260	$30,497	19.5%

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

Furthermore, in fiscal 2010, we benefited from improving economic and market conditions following the global economic recession that negatively affected our sales in fiscal 2009, allowing customers to invest in their networks in order to accommodate bandwidth-intensive applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP architectures. In 2009, many network operators delayed capital-intensive deployment decisions on FTTx rollouts and capacity expansion. However, in fiscal 2010, network operators restarted investing worldwide in capital-intensive deployments and capacity expansion on the basis of the recovery in the telecom market. These improved market conditions mainly contributed to the increase of our sales of optical and copper-access test solutions.

Finally, in fiscal 2010, we recorded in our sales foreign exchange gains of $1.5 million on our forward exchange contracts, compared to foreign exchange losses of $3.2 million in 2009, which contributed to the increase of our sales of $4.7 million year-over-year.

In addition to the above-mentioned explanations about the year-over-year sales increase, the following table summarizes changes in sales by product lines:

	Year ended August 31, 2010	Year ended August 31, 2009	Change in %

Optical test solutions	$109,124	$95,532	14.2%
Protocol test solutions	78,709	54,929	43.3
Copper -access test solutions	13,407	5,799	131.2

Sales, excluding gains on forward exchange contracts (non-GAAP measure)	$201,240	$156,260	28.8%

Net bookings

Net accepted orders increased 28.8% year-over-year to a record-high $272.3 million in fiscal 2011 from $211.4 million in 2010, for a book-to-bill ratio of 1.01 in fiscal 2011.

Bookings of fiscal 2010 included newly acquired NetHawk for about five and a half months compared to the whole year in 2011. The year-over-year increase in net bookings is mostly explained by generally improved market conditions following the 2009 recession, as well as worldwide capital-intensive deployments and capacity expansion.

Geographic distribution

In fiscal 2011, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 51%, 32% and 17% of sales, respectively, compared to 52%, 30% and 18%  respectively in 2010 and compared to 57%, 28% and 15% respectively in 2009.

GROSS MARGIN

Gross margin amounted to 62.8%, 63.6% and 62.2% of sales in fiscal 2011, 2010 and 2009, respectively.

Fiscal 2011 vs. 2010

The decrease in our gross margin in fiscal 2011 compared to 2010 can be explained by the following factors.

In fiscal 2011, there was an unfavorable wireless product mix, which resulted in a gross margin below our average for this product line.

In addition, in fiscal 2011, our warranty provision and our inventory reserve increased compared to 2010; this resulted in a negative impact on our gross margin year-over-year.

Finally, in fiscal 2011, the significant year-over-year increase in the average value of the Canadian dollar versus the US dollar resulted in a higher cost of goods sold expressed in US dollars in the statement of earnings, as a portion of these costs are incurred in Canadian dollars and we report our results in US dollars.

However, these negative factors were offset in part by the following elements.

First, the significant year-over-year sales increase (27.1%, exclusive of business combination and foreign exchange gains on forward exchange contracts) resulted in an increase in our manufacturing activities in Canada and China, allowing us to better absorb our fixed manufacturing costs.

In addition, the increase in the value of the Canadian dollar compared to the US dollar over the last few months had a positive impact on our gross margin in fiscal 2011; in fact, our procurement costs decreased as the Canadian dollar strengthened compared to the US dollar, as a significant portion of our raw material purchases are denominated in US dollars. This allowed us to improve our gross margin continually over the last few quarters, as our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

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

Outlook for fiscal 2012

Considering the expected sales growth in fiscal 2012, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, may have a negative impact on our gross margin in fiscal 2012 and beyond.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $87.1 million, $66.6 million and $58.1 million for fiscal 2011, 2010 and 2009 respectively. As a percentage of sales, selling and administrative expenses amounted to 32.3%, 32.9% and 37.9% for fiscal 2011, 2010 and 2009 respectively.

Fiscal 2011 vs. 2010

In fiscal 2011, NetHawk, acquired on March 12, 2010, contributed for the whole year to our selling and administrative expenses, which caused them to increase year-over-year. In addition, selling expenses for NetHawk tend to be higher in percentage of sales than the rest of our business, as NetHawk’s sales cycle is much longer and complex than that of most of our other product lines.

In addition, in fiscal 2011, our sales (excluding those of NetHawk) significantly increased compared to 2010, causing our selling expenses to increase year-over-year, namely our commission expenses.

Furthermore, in fiscal 2011, considering our goal of becoming the leading player in the telecom test and service assurance space, we intensified our sales and marketing efforts, both domestic and international, which caused our expenses to increase year-over-year.

Finally, in fiscal 2011, the increase (5.6%) in the average value of the Canadian dollar compared to the US dollar had a negative impact on our selling and administrative expenses, since a certain portion of these expenses are denominated in Canadian dollars and we report our results in US dollars, and since these expenses increased year-over-year as our sales grew.

In fiscal 2011, the significant increase in sales year-over-year caused these expenses to significantly decrease as a percentage of sales, as a portion of these expenses is rather fixed.

Fiscal 2010 vs. 2009

In fiscal 2010, NetHawk, acquired on March 12, 2010, contributed for about five and half months to our selling and administrative expenses, which caused them to increase year-over-year. In addition, as mentioned above, selling expenses for NetHawk tend to be higher in percentage of sales than the rest of our business, as its sales cycle is much longer and complex than that of our other product lines.

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

Outlook for fiscal 2012

For fiscal 2012, we expect our selling and administrative expenses to increase in dollars and range between 32% and 34% of sales. In addition, in fiscal 2012, we expect our commission expenses to increase as the sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and service assurance space and to deliver the synergies expected from our recent acquisition, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar and the euro versus the US dollar would also cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in Canadian dollars and euros.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

Gross research and development expenses totaled $57.2 million, $44.6 million and $33.6 million for fiscal 2011, 2010 and 2009 respectively. As a percentage of sales, gross research and development expenses amounted to 21.2%, 22.0% and 21.9% for fiscal 2011, 2010 and 2009 respectively, while net research and development expenses accounted for 17.7%, 18.7% and 17.8% of sales for these respective years.

Fiscal 2011 vs. 2010

In fiscal 2011, NetHawk, acquired on March 12, 2010, contributed for the whole period to our gross research and development expenses, which caused them to increase year-over-year. NetHawk tends to incur higher research and development expenses in percentage of sales, compared to our other product lines, as its products are more software-intensive.

In addition, in fiscal 2011, we intensified our research and development activities, which resulted in increased gross research and development expenses compared to 2010.

Finally, in fiscal 2011, the increase in the average value of the Canadian dollar compared to the US dollar had a negative effect on our gross research and development expenses, as a large portion of these expenses are denominated in Canadian dollars and we report our results in US dollars, and since these expenses increased year-over-year.

The decrease in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the significant increase in sales year-over-year.

Fiscal 2010 vs. 2009

In fiscal 2010, NetHawk, acquired on March 12, 2010, contributed for about five and a half months to our gross research and development expenses, which caused them to increase year-over-year. As mentioned above, NetHawk tends to incur higher research and development expenses in percentage of sales, compared to our other product lines, as its products are more software-intensive.

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

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $9.3 million, $6.7 million and $6.4 million for fiscal 2011, 2010 and 2009 respectively. As a percentage of gross research and development expenses, tax credits reached 16.2%, 15.0% and 19.0% for fiscal 2011, 2010 and 2009 respectively.

Fiscal 2011 vs. 2010

In fiscal 2011, the year-over-year increase of research and development activities in Canada, where we are entitled to tax credits, resulted in increased tax credits compared to 2010.

In addition, in fiscal 2011, the increase in the average value of the Canadian dollar compared to the US dollar compared to 2010 had a positive effect on our tax credits as they are denominated in Canadian dollars and we report our results in US dollars, and since these credits increased year-over-year.

Finally, a portion of the year-over-year increase in our tax credits and grants in  fiscal 2011, compared to 2010, comes from newly acquired NetHawk, which contributed for the whole year in 2011, compared to about five and half months in 2010.

Fiscal 2010 vs. 2009

A significant portion of the increase in our tax credits and grants in fiscal 2010, compared to 2009, comes from newly acquired NetHawk, which contributed for about five and a half months to our grants. In addition, our research and development tax credits are denominated in Canadian dollars. The significant increase in the average value of the Canadian dollar compared to the US dollar, in fiscal 2010 compared to 2009, had a positive impact on these tax credits expressed in US dollars.

Outlook for fiscal 2012

For fiscal 2012, we expect our net research and development expenses to increase in dollars, and range between 17% and 19% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Finally, any increase in the strength of the Canadian dollar and euro versus the US dollar in the upcoming quarters would also cause our net research and development expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars and euros.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2011, amortization of property, plant and equipment was $6.8 million, compared to $5.8 million in 2010 and $4.5 million in 2009.

Fiscal 2011 vs. 2010

The increase in amortization expense in fiscal 2011, compared to 2010, mainly comes from the acquisition of NetHawk (completed in the third quarter of 2010), the increase in the average value of the Canadian dollar versus the US dollar year-over-year, as well as the additions to property, plant and equipment over the last few quarters.

Fiscal 2010 vs. 2009

The increase in amortization expenses in fiscal 2010, compared to 2009, mainly comes from the acquisition of NetHawk in mid-March 2010, the increase in the average value of the Canadian dollar versus the US dollar year-over-year as well as the additions to property, plant and equipment over the last few quarters.

Outlook for fiscal 2012

For fiscal 2012, considering the expected additions to property, plant and equipment will have on our amortization expenses, we expect our amortization expenses to increase in dollars in 2012.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology and customer relationships. These intangible assets resulted in amortization expenses of $9.2 million, $7.8 million and $5.0 million for fiscal 2011, 2010 and 2009 respectively.

Fiscal 2011 vs. 2010

The increase in amortization expense in fiscal 2011, compared to 2010, mainly comes from the acquisition of NetHawk (completed in the third quarter of fiscal 2010), the increase in the average value of the Canadian dollar versus the US dollar year-over-year, as well as the additions to intangible assets over the last few quarters; this was offset in part by the fact that core technologies related to the acquisition of Consultronics Limited became fully amortized during the second quarter of fiscal 2011.

Fiscal 2010 vs. 2009

The increase in amortization expenses in fiscal 2010, compared to 2009, is mainly due to the acquisition of NetHawk in mid-March 2010, as well as to the increase in the average value of the Canadian dollar versus the US dollar year-over-year.

Outlook for fiscal 2012

For fiscal 2012, considering no business combinations, our amortization expense of intangible assets will decrease as core technologies related to the acquisition of Consultronics Limited became fully amortized during the second quarter of fiscal 2011.

INTEREST AND OTHER INCOME (EXPENSES)

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $511,000 in fiscal 2011 compared to interest expense of $292,000 in fiscal 2010 and interest income of $592,000 in fiscal 2009.

Fiscal 2011 vs. 2010

In fiscal 2011, we sold non-core capital assets for proceeds of $568,000, which resulted in a gain for the same amount recorded in the interest and other income (expenses) line item in the statements of earnings for these periods.

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

We reported a foreign exchange loss of $3.8 million in fiscal 2011, compared to $1.5 million in 2010 and a foreign exchange gain of $1.1 million in 2009.

Fiscal 2011 vs. 2010

In fiscal 2011, the value of the Canadian dollar significantly increased versus the US dollar, compared to August 31, 2010, which resulted in a large foreign exchange loss of $3.8 million during the year. In fact, the period-end value of the Canadian dollar increased 9.0% versus the US dollar to CA$0.9784 = US$1.00 at the end of fiscal 2011, compared to CA$1.0665 = US$1.00 at the end of 2010. In addition, the volume of operations denominated in foreign currencies (including balance sheet items) increased year-over-year, further increasing the exchange loss compared to the same period last year.

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

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in fiscal 2011, compared to 2010, resulted in a significant and negative impact on our financial results of 2011. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year. In fact, the average value of the Canadian dollar in fiscal 2011 was CA$0.9894 = US$1.00 compared to CA$1.0446 = US$1.00 in 2010, representing an increase of 5.6% in the average value of the Canadian dollar year-over-year. In fiscal 2010, the average value of the Canadian dollar was CA$1.0446 = US$1.00 compared to CA$1.1782 = US$1.00 in 2009, representing a increase of 12.8% in the average value of the Canadian dollar year-over-year. This had a significant and negative impact on our financial results of 2010, compared to 2009.

INCOME TAXES

We recorded income tax expenses of $8.8 million, $5.5 million and $266,000 in fiscal 2011, 2010 and 2009 respectively.

Fiscal 2011

In fiscal 2011, we reported an income tax expense of $8.8 million on earnings before income taxes of $15.2 million, for an effective income tax rate of 57.8%. Our combined Canadian and provincial statutory tax rate is 29%. This situation mainly results from the fact that a significant portion of our foreign exchange loss is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-deductible. In addition, we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

Fiscal 2010

In fiscal 2010, we reported an income tax expense of $5.5 million on earnings before income taxes of $9.1 million, for an effective income tax rate of 60.9%. Our combined Canadian and provincial statutory tax rate was 30%. This situation mainly resulted from the fact that we continued to maintain a valuation allowance for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. In addition, a portion of our foreign exchange loss was created by the translation of financial statements of our foreign integrated subsidiaries, and was therefore non-deductible. Otherwise, the actual tax rate would have been closer to the statutory tax rate for that year.

Fiscal 2009

In fiscal 2009, we reported an income tax expense of $266,000 on a loss before income taxes of $20.6 million, for a nominal effective tax rate. Our combined Canadian and provincial statutory tax rate was 31%. This situation mainly resulted from the fact that a significant portion of the impairment of goodwill of $21.7 million was not deductible for tax purposes. In addition, we continued to maintain a valuation allowance for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. On the other hand, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign integrated subsidiaries, and was therefore non-taxable. Otherwise, the actual tax rate would have been closer to the statutory tax rate for that year.

Future income tax assets

As at August 31, 2011, our net future income tax assets recognized in the balance sheet amounted to $12.2 million, and our non-refundable research and development tax credits amounted to $36.6 million. In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $240 million (CA$235 million) in pretax earnings at the Canadian federal level, approximately $18 million at the Canadian provincial levels, and approximately $32 million at the United States federal level.

Valuation allowance

As at August 31, 2010 and 2011, we were in a cumulative loss position in certain of our subsidiaries and negative evidence outweighed positive evidence. For these subsidiaries, we maintained a valuation allowance against our net future income tax assets. As at August 31, 2011, the valuation allowance for these subsidiaries amounted to $25 million and mainly related to operating losses and research and development expenses carried forward. Of the valuation allowance of $25 million, $11.4 million related to Brix Networks and NetHawk at the acquisition date. In the event that we reverse a portion of or all the valuation allowance at the acquisition date related to Brix Networks and NetHawk, the amount of such reversal would reduce the amount of goodwill recognized for these acquisitions.

Please refer to note 19 of our consolidated financial statements for more details on income taxes and a full reconciliation of the income tax provision.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

On October 1, 2010, we completed the sale of our Life Sciences and Industrial Division, which contributed to our results for one month in fiscal 2011, compared to the whole year in fiscal 2010. That Division’s results from operations of fiscal 2019, 2010 and 2011 were included in net earnings from discontinued operations. Results for fiscal 2011 included the gain on the sale of that Division.

SALES

In fiscal 2011, sales of the discontinued operations (one-month contribution) amounted to $2.0 million. They reached $25.4 million and $19.8 million in fiscal 2010 and 2009 respectively (full contribution).

NET EARNINGS

In fiscal 2011, we reported net earnings from discontinued operations of $12.9 million. Net earnings from discontinued operations in fiscal 2011 included a gain on disposal of discontinued operations of $13.2 million and $264,000 in stock-based compensation costs. In fiscal 2010 and 2009, net earnings from discontinued operations amounted to $3.1 million and $4.3 million respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources (from continuing operations)

As at August 31, 2011, cash and short-term investments totaled $69.9 million, while our working capital was at $143.8 million. Our cash and short-term investments increased $38.0 million in fiscal 2011, compared to 2010, mainly due to cash flows provided by operating activities of $23.3 million, the net proceeds of $22.1 million from the disposal of discontinued operations, the proceeds of $1.5 million received from the exercise of stock options and the increase of our bank loan of $772,000. In addition, we recorded an unrealized foreign exchange gain on our cash and short-term investments of $3.0 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar and euro-denominated cash and short-term investments, and was included in the accumulated other comprehensive income in the balance sheet. However, these positive effects on cash elements were offset in part by the net purchases of capital assets of $11.6 million, the cash payments of $1.0 million in relation to the acquisition of NetHawk and the repayment of $619,000 of our long-term debt.

Our short-term investments consist of commercial paper issued by twelve (nine as at August 31, 2010) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our short-term investments will be used for working capital and other general corporate purposes, including any payment for the cash contingent consideration related to the acquisition of NetHawk, any other potential acquisition, the construction of our new building in Montreal, Canada as well as our share repurchase program.

Newly acquired NetHawk has a long-term debt denominated in euros amounting to $1.6 million (€1.1 million) as at August 31, 2011. This debt, which matures in 2013, is collateralized by assets of NetHawk, bears interest at an annual rate of 2.95%, and is repayable in bi-annual installments of $323,000 (€224,000).

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the maximum cash contingent consideration of €8.7 million (US$12.0 million) that may become payable in conjunction with the acquisition of NetHawk if sales objectives are met, the payment of our long-term debt, the remaining construction costs, over the next nine months, of our new building in Montreal, Canada, estimated at $15.2 million (CA$14.9 million), as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.5 million for working capital and other general corporate purposes and unused lines of credit of $16.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2011, our commitments under operating leases for continuing operations amount to $4.7 million in 2012, $2.5 million in 2013, $1.4 million in 2014, $1.0 million in 2015 and $1.2 million in 2016 and after, for total commitments of $10.8 million.

In addition, in fiscal 2011, we undertook the construction of a new building in Montreal, Canada. As at August 31, 2011, we had commitments totaling $15,200,000 (CA$14,900,000) in relation to this building. Total costs for the new building are estimated to approximately $22 million (CA$21.5 million). We expect the construction to be completed in the third quarter of fiscal 2012.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows provided by operating activities were $23.3 million in fiscal 2011, compared to $1.8 million in 2010 and $22.6 million in 2009.

Fiscal 2011 vs. 2010

Cash flows provided by operating activities in fiscal 2011 were attributable to the net earnings after items not affecting cash of $31.7 million, offset in part by the negative net change in non-cash operating items of $8.4 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $6.7 million of our income taxes and tax credits recoverable, the negative effect on cash of the increase of $8.8 million of our inventories and the negative effect on cash of the decrease of $2.7 million of our accounts payable and accrued liabilities and other liabilities. These negative effects were offset in part by the positive effect on cash of the decrease of $10.1 million of our accounts receivable. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered. The increase in our inventories is mainly due to the increase in sales activities and the effect of our contingent plan to prevent potential shortage of optical and electronic parts following the natural disaster in Japan during the year. The decrease in our accounts payable and accrued liabilities and other liabilities is due to the timing of purchases and payments in fiscal 2011. Finally, the decrease of our accounts receivable is directly attributable to the timing of sales during the year.

Fiscal 2010 vs. 2009

Cash flows provided by operating activities in fiscal 2010 were attributable to the net earnings after items not affecting cash of $32.1 million, largely offset by the negative net change in non-cash operating items of $30.3 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $22.5 million of our accounts receivable, the negative effect on cash of the increase of $9.3 million of our inventories and the negative effect on cash of the increase of $4.1 million of our income taxes and tax credits recoverable. These were offset in part by the positive effect on cash of the increase of $5.5 million of our accounts payable and accrued liabilities and other liabilities. The increase of our accounts receivable was directly attributable to the significant increase in sales year-over-year and the timing of sales during the year. The increase in our inventories was mainly due to increased activity levels year-over-year. The increase in our income taxes and tax credits was mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered. The increase in our accounts payable and accrued liabilities and other liabilities was due to increased activities year-over-year and the timing of purchases and payments in fiscal 2010.

Investing activities (including discontinued operations)

Cash flows used by investing activities amounted to $25.3 million in fiscal 2011, compared to cash flows provided of $10.4 million in 2010 and $8.8 million in 2009.

Fiscal 2011

In fiscal 2011, we acquired (net of disposal) $34.7 million worth of short-term investments and we paid $12.2 million for the purchase of capital assets and $1.0 million in relation to the acquisition of NetHawk. However, we received $22.1 million from the disposal of discontinued operations and $568,000 from the sale of non-core capital assets.

Fiscal 2010

In fiscal 2010, we disposed (net of acquisitions) of $52.4 million worth of short-term investments but paid $33.0 million for the acquisition of NetHawk and $9.0 million for the purchase of capital assets.

Financing activities (including discontinued operations)

Cash flows provided by financing activities amounted to $1.6 million in fiscal 2011, compared to $55,000 in 2010 and cash flows used of $26.8 million in 2009.

Fiscal 2011

In fiscal 2011, our bank loan increased $772,000 and we received $1.5 million from the exercise of stock options, but we repaid $619,000 on our long-term debt.

Fiscal 2010

In fiscal 2010, we made a repayment of our long-term debt of $274,000 and redeemed share capital for a cash consideration of $14,000. However, we received $343,000 from the exercise of stock options.

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

As at August 31, 2011, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2011 to August 2012	$27,500,000	1.0555
September 2012 to July 2013	11,400,000	1.0063
Total	$38,900,000	1.0411

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $597,000 and $2,278,000 as at August 31, 2010 and 2011, respectively. The year-end exchange rate was CA$0.9784 = US$1.00 as at August 31, 2011.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

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

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against our officers were dismissed, without prejudice, pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs (the “Tolling Agreements”). Subsequent addenda to the Tolling Agreements extended the tolling period through August 27, 2010.

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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Appeals of the opinion granting final approval were filed, all of which were disposed of except the appeals filed by one objector were remanded to the district court to determine standing to appeal. On August 25, 2011, the district court issued an order holding that the final objector had no standing to appeal. The objector has appealed that decision. Given that the district court’s August 25, 2011 judgment remains subject to appeal, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the year ended August 31, 2011 to be immaterial.

SHARE CAPITAL

Share capital

As at November 7, 2011, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,781,111 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. In fiscal 2011, 5 million multiple voting shares were converted into 5 million subordinate voting shares.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2011, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.1 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $0.7 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency) of $4 million. An amount of $784,000 was used from this line of credit as at August 31, 2011.

VARIABLE INTEREST ENTITY

As of August 31, 2011, we did not have interests in any variable interest entities.

NON-GAAP FINANCIAL MEASURES

We provide non-GAAP financial measures (EBITDA*, adjusted EBITDA* and sales, excluding gains/losses on forward exchange contracts and sales of recently acquired businesses, or organic sales) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

*
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and impairment of goodwill. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of EBITDA and adjusted EBITDA to GAAP net earnings (loss) and additional information, in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Year ended August 31, 2011	Year ended August 31, 2010	Year ended August 31, 2009

GAAP net earnings (loss) for the year	$19,349	$6,619	$(16,585)

Add (deduct):

Amortization of property, plant and equipment
Continuing operations	6,772	5,757	4,453
Discontinued operations	14	154	154
Amortization of intangible assets
Continuing operations	9,183	7,773	5,033
Discontinued operations	4	45	34
Interest and other income (expenses)
Continuing operations	(511)	292	(592)
Discontinued operations	–	1	(5)
Income taxes
Continuing operations	8,783	5,529	266
Discontinued operations	201	1,136	(5)
Impairment of goodwill (continuing operations)	–	–	21,713

EBITDA for the year	43,795	27,306	14,466
Gain on disposal of discontinued operations	(13,212)	–	–
Adjusted EBITDA for the year	$30,583	$27,306	$14,466

Adjusted EDITDA in percentage of total sales	11.3%	12.0%	8.4%

Additional information

	Year ended August 31, 2011	Year ended August 31, 2010	Year ended August 31, 2009

Sales from continued operations	$269,743	$202,757	$153,082
Sales from discontinued operations	1,991	25,359	19,796

Total sales	$271,734	$228,116	$172,878

	Year ended August 31, 2011	Year ended August 31, 2010	Year ended August 31, 2009

Gross margin from continued operations	$169,447	$128,856	$95,185
Gross margin from discontinued operations	989	13,563	10,801

Total gross margin	$170,436	$142,419	$105,986

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2011.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Sales — EMEA
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development
NORMAND DUROCHER St-Sauveur, Quebec	Vice-President, Human Resources
DARRYL EDWARDS Weston Under Wetherley, United Kingdom	Independent Director
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Wireline Division and Corporate Marketing
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Manufacturing Operations and Customer Service
VIVIAN HUDSON Beaconsfield, Quebec	Vice-President, Service Assurance Division
JOHN J. JONES, IV Hong Kong, China	Vice-President, Sales — APAC
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
PIERRE MARCOUILLER Magog, Quebec	Independent Lead Director
GUY MARIER Lakefield Gore, Quebec	Independent Director
MATTI PALOMÄKI Kauniainen, Finland	Vice-President, Wireless Division
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
SUSAN SPRADLEY Dallas, Texas	Independent Director
DAVID A. THOMPSON Newton, North Carolina	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Sales — Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Today, he is also an active philanthropist for the Institut de Cardiologie de Québec. Mr. Allard is presently Vice-President, Sales and Operations, Global Industries for Cisco Systems Inc., where he has held several management positions over the last 18 years. More recently, he was President and CEO of Cisco Systems Canada.  Currently, Mr. Allard is responsible for all field operations of Cisco’s Global Enterprise Client segment, focusing on new business models, market transition opportunities and increased customer satisfaction. Prior to joining Cisco, he worked for IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa’s Telfer School of Management. Pierre-Paul Allard holds a bachelor’s and master’s degree in Business Administration from the University of Ottawa, in Canada.

Jon Bradley was appointed Vice-President, Sales, EMEA for EXFO in June 2010. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the international arena. He manages an accomplished and diverse sales and distribution team. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Prior to his appointment as Vice-President, Sales, EMEA, Dr. Bradley held the positions of Vice-President, International Sales, from 2007-2010, Sales Director for the Europe, Middle East and Africa (EMEA) territory from 2003 to 2007, and Regional Sales Manager from 1999 to 2003. Before joining EXFO in 1999, Dr. Bradley was employed as Sales and Marketing Director by Queensgate Instruments (UK) from 1997 to 1999 and as Sales Engineer by Lambda Photometrics (UK) from September 1993 to September 1997. Jon Bradley holds an honors degree in chemistry, as well as a Ph.D. in Raman spectroscopy from the University of Durham in the United Kingdom.

Stephen Bull joined EXFO in 1995 as an Engineering Manager (project management) for the Advanced Optics group. From September 1997 to December 1999, he held the position of Assistant Director of Engineering responsible for all the software development. Mr. Bull was then appointed EXFO's Vice-President of Research and Development in December 1999. Today, he manages a department that includes more than 760 engineers and technicians spread out over three continents and nine locations. He is responsible for EXFO's product development initiatives and manages the Project Management Office and related processes. Prior to joining EXFO, Mr. Bull was General Manager and Managing Director of Space Research Corporation, a military engineering company in Belgium, from June 1986 to March 1990, as well as of Taurus, an IT consulting firm, from 1990 to 1995. He is currently the President of the Institut de développement de produits (an institute dedicated to the advancement of product development practices) and a member of the Product Development Management Association (PDMA). He speaks regularly at conferences on product development. Stephen Bull holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, and is a certified New Product Development Professional from the PDMA.

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

Darryl Edwards was appointed a member of EXFO’s Board of Directors in September 2011. He brings to EXFO more than 30 years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for 17 years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two of Nortel’s key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent 13 years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel’s interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Étienne Gagnon was appointed Vice-President, Wireline Division and Corporate Marketing in June 2010. He is responsible for EXFO's wireline business units (Optical, Transport and Datacom, Access) and Corporate Marketing (CTO Office and Marketing-Communications). From May 2003 to May 2007, he was EXFO's Vice-President, Optical Business Unit and Customer Service, and in May 2007, he took on the responsibility of all of EXFO's telecom business units (Optical, Transport and Datacom, Navtel Product Group, Access). Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO's European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the director of EXFO's Outside Plant division in 1998, and remained in that function until 2000, when he joined TeraXion, an optical component manufacturer based in Quebec City, as Vice-President of Sales and Marketing until returning to EXFO in early 2003. Étienne Gagnon holds a bachelor's degree in mechanical engineering from the University of Montreal's School of Engineering, and a master's degree in European business from the École nationale supérieure des télécommunications in France.

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

Vivian Hudson was nominated Vice-President for EXFO’s Service Assurance Division in September 2008. Prior to joining EXFO, Ms. Hudson held various general management positions at Nortel, including those of General Manager for the Systems Integration unit: the Microsoft-Nortel Innovative Communications Alliance; the GSM business in France; and the High-Capacity Optical Networks group. Ms. Hudson first began at Nortel in 1990 and worked through the ranks, namely in European Marketing (based in the UK and in France), Optical Product Management, Wireless Operations, as well as Optical and Wireless General Management. Prior to this, she held positions at Bell Canada as a business and services planner, at Canadian Pacific as a telecommunications networking end user, and at DMR as a telecommunications consultant. A recognized global high-tech business leader, Ms. Hudson has also pursued sustainable development activities in the telecommunications area and serves on several boards. Namely, she is a member of the Board of Directors of Nakina Systems Corporation and Shad International. She also holds the ICD.D designation from the Institute of Corporate Directors of Canada. Vivian Hudson holds a Bachelor of Science from Université Laval in Quebec City, and a Master of Business Administration from McGill University in Montreal.

John Jones was appointed EXFO's Vice-President of Asia-Pacific Sales in April 2010. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the Asian market. As a member of the Strategy and Management Committees, Mr. Jones also develops corporate strategy for EXFO. Mr. Jones brings extensive knowledge and experience of the Asia-Pacific (APAC) telecom industry, having held several executive positions in this region throughout his 20-year career. Before joining EXFO, he namely served as Regional Sales General Manager for Hong-Kong-based Anite Telecoms, Plc., Regional Sales General Manager for JDS Uniphase, President for Nextel International Asia Holdings Limited, and Regional General Manager of Business Operations for Motorola Asia Pacific Limited. In addition, Mr. Jones spent 10 years at BellSouth, where he held various managerial positions in China, Australia, New Zealand and India. Prior to this, he also worked for the Faber-Castell Corporation and the AT&T Corporation, where he began his career. John Jones holds bachelor's degrees in both economics and marketing from Manhattan College in New York, as well as an MBA from the Belk School of Business of the University of North Carolina at Charlotte/Hong-Kong.

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the wireline and wireless telecommunication test and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation and the National Optics Institute of Canada (INO), to name a few. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval in Quebec City, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Pierre Marcouiller has served as our Director since May 2000. Mr. Marcouiller is Chairman of the Board and CEO of Camoplast Solideal, a world leader in the design, manufacturing and distribution of off-road tires, rubber tracks, undercarriage systems and wheels, as well as a North-American leader in under-the-hood plastic components and assemblies for the automotive industry. Prior to joining Camoplast Solideal, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. He is also a Director of Canam Group Inc., an industrial company specialized in the design and fabrication of construction products and solutions in the commercial, industrial, institutional, residential, and bridge and highway infrastructure markets. Mr. Marcouiller also holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor's degree in business administration from Université du Québec à Trois-Rivières and an MBA from Université de Sherbrooke.

Guy Marier has served as our Director since January 2004. President of Bell Québec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. He has been serving as EXFO Director since January 2004. From 1988 to 1990, Mr. Marier headed Bell Canada International's investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from Université du Québec à Montréal.

Matti Palomäki was appointed Vice-President of EXFO's Wireless Division in April 2011. In this capacity, he oversees all aspects of EXFO's wireless network testing value proposition, positioning and selling strategy. During more than 20 years at Nokia and Nokia Siemens Networks, Mr. Palomäki held various positions at global product business management and sales management levels. Over the last 17 years, he served mobile operators in global product business management, regional sales management and direct customer management roles. Before joining EXFO, Mr. Palomäki was the Global Head of Packet Core Product Management at Nokia Siemens Networks, leading solution teams for mobile broadband, evolved packet core, policy enforcement and control solutions, as well as product teams for gateways and control elements for 2G, 3G and 4G networks. Prior to this, Mr. Palomäki held positions as General Manager of Nokia's IP gateways global product line, Country Director of the Czech Republic, Account Director in Thailand, and Regional Radio Sales Director for Nokia in Scandinavia and Benelux.  Matti Palomäki holds a Master of Science in Electrical Engineering from the Helsinki University of Technology and a Master of Business Administration from the European University in Paris. When working abroad, Mr. Palomäki served on the Board of the Nordic Chamber of Commerce in Prague.

Pierre Plamondon was appointed Vice-President, Finance and Chief Financial Officer (CFO) of EXFO in January 1996. He is responsible for accounting, financial reporting, legal services, investor relations and information technology services. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Pierre Plamondon holds a bachelor's degree in business administration and a license in accounting, both from Université Laval in Quebec City. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983 and a member of the Board of Directors of SOVAR Inc. (Société de valorisation des applications de la recherche de l'Université Laval) since December 2000. Over the years, he also served on the Board of Directors of several non-profit organizations, and he is currently a Board member for the Fondation de l'Université Laval.

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

Susan Spradley was appointed to EXFO's Board of Directors in October 2011. She brings to EXFO more than 20 years of experience in the wireless telecommunications industry in which she has held senior executive positions in sales, product line management, operations, services and customer support. Most recently she was Head of the North American Region at Nokia Siemens Networks and also a member of the company's Executive Board. Prior to joining Nokia Siemens Networks, Ms. Spradley held prominent leadership roles at Nortel Networks including President of Global Services and Operations, President of Global Product Line Management and North American Sales, and Vice-President of Customer Service and Operations. She also served as Vice-President of Marketing and Product Development for North America at Siemens Communications. In addition, she previously was a member of the National Security Telecommunications Advisory Committee reporting to the President of the United States. Susan Spradley holds a bachelor's degree in Computer Science from the University of Kansas and completed the Advanced Management Program at Harvard University Business School.

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

Dana Yearian was appointed EXFO's Vice-President, Sales, Americas in March 2007. Prior to this appointment, Mr. Yearian held the position of Vice-President, Telecom Sales, North America. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across North, Central and South America. Mr. Yearian oversees all sales-related functions for the EXFO sales organization throughout this territory, including sales operations, global account management and partner programs. As a member of the Strategy and Management committees, he also helps develop corporate strategy. From 2005 to 2006, Mr. Yearian held senior executive sales positions at Spirent Communications Service Assurance Division. In 2003, Mr. Yearian founded The Katrixx Group, which provided consulting and contracting services to high-technology companies. Before founding his company, Mr. Yearian worked as Vice-President of Sales at Acterna Corp. (from 1991 to 2003), where he led both North American and International sales and support operations. Prior to working for Acterna, Mr. Yearian held various executive positions, namely at Toshiba America, Silicon Sensors (Advanced Photonix, Inc.) and Impell Corporation (ABB Ltd.). Dana Yearian holds a bachelor's degree in electrical engineering from the Illinois Institute of Technology in Chicago, and has completed MBA course work at DePaul University, also in Chicago, Illinois, USA.

 Term of Executive Officers

Executive officers are appointed annually by the Board of Directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

B.	Compensation

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion & Analysis

This Compensation Discussion & Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2011.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than CA$150,000, (the “Named Executive Officers” or “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2011 were, Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (CFO), Mr. Jon Bradley, Vice-President, Sales — EMEA, Ms. Vivian Hudson, Vice-President, Service Assurance Division and Mr. Dana Yearian, Vice-President, Sales — Americas.

Members of the Human Resources Committee

During the financial year ended August 31, 2011, the Human Resources Committee was composed of:

•	Mr. Guy Marier (Chairman)
•	Mr. Pierre-Paul Allard
•	Mr. Pierre Marcouiller
•	Mr. David A. Thompson
•	Mr. André Tremblay (until January 20, 2011)

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

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Human Resources Committee also reviews and submits to the Board of Directors the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2010 to August 31, 2011, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Resources of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2010 to November 1, 2011, the Human Resources Committee held five (5) meetings and at four (4) of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee, except Mr. Allard who was absent at one meeting. The following table outlines the main activities of the Human Resources Committee during the last financial year:

Meeting	Main activities of the Human Resources Committee
October 12, 2010	● ● ● ● ● ● ● ● ● ● ● ● ●
Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2010;
Review of the proposed salary scales and salary increases for the year started September 1, 2010;
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2010 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;
Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2010;
Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2010;
Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2010 during a Board of Directors meeting;
Review of the succession planning program;
Review of the Management Improvement Performance Program;
Review of the Mobilization / Motivation Plan;
Human Resources Integration Plan following acquisition;
Review of the sales forces achievement and percentage of commissions;
Review of a coaching program for the CEO;
Selection of new Board Members.

January 12, 2011	● ● ● ● ● ● ● ● ●
Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2010 and being part of the Short-Term Incentive Plan;
Review and approval of the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2010;
Review and approval of the CEO objectives;
Review of the Mobilization / Motivation Plan;
Review of the Management Improvement Performance Program;
Review of the sales forces commissions plans;
Review of a coaching program for the CEO;
Selection of new Board Members;
Review of the succession planning program.

Meeting	Main activities of the Human Resources Committee
March 31, 2011	● ● ● ● ● ●
Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2010 and being part of the Short-Term Incentive Plan;
Review and approval of the stock-based compensation delivered through the Long-Term Incentive Plan;
Review of benchmarks for our sales forces;
Review of a coaching program for the CEO;
Selection of new Board Members;
Review of the succession planning program.

June 28, 2011	● ● ●
Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2010 and being part of the Short-Term Incentive Plan;
Selection of new Board Members;
Determination by the Members of their respective DSU percentage of their Annual Retainer.

October 11, 2011	● ● ● ● ● ● ● ● ● ● ● ●
Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2011;
Review of the proposed salary scales and salary increases for the year started September 1, 2011;
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2011 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;
Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2011 during a Board of Directors meeting;
Review of the succession planning program;
Review of the Mobilization / Motivation Plan;
Review of a coaching program for the CEO;
Review and approval of the CEO objectives;
Review of the 2012 Executive compensation disclosure obligations;
Review of the Management Improvement Performance Program.

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

In 2007, the Corporation engaged two human resources consultants, Mercer (Canada) Ltd. (“Mercer”) and Aon Corporation (“Aon”), to advise whether the compensation positioning of the Corporation was still aligned with the comparative market. Further to recommendations from Mercer and Aon, the Corporation decided to gradually align the compensation positioning (for the base salary, short-term and long-term incentives) from the fiftieth percentile to the sixtieth percentile for selected position (the “Target Compensation Positioning”) over the following three (3) years.

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

In 2010, the Corporation engaged Mercer to conduct a study of the Corporation’s executive compensation plans. The study examined the total compensation including the fix components (i.e., base salary, pension, benefits and perquisites) and the variable components (i.e., short-term and long-term incentives). The analysis of Mercer indicated that adjustments were required primarily to base salary levels, long-term incentive plan as well as pension value. Any adjustments were made from a total compensation perspective. Mercer has suggested modifying the compensation philosophy to progressively align the executive compensation toward a total compensation to the fiftieth percentile for expected performance with an opportunity, conditional on performance, to exceed the fiftieth percentile total compensation (“Target Total Compensation”). Further to such recommendations, the Corporation has decided to gradually align over the following three (3) years the compensation positioning according to the Target Total Compensation scheme proposed by Mercer for the compensation plans of the financial year starting September 1, 2010 (“Mercer Three Year Compensation Plan”).

In 2011, The Corporation pursued its Mercer Three Year Compensation Plan described above. Therefore, the Corporation did not conduct any study of the Corporation’s executive compensation plans in 2011. The Corporation is planning to conduct such survey in 2012 to adjust, as the case may be, its Mercer Three Year Compensation Plan.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2011, this practice continued and certain compensation adjustments were made.

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

The fees paid to Mercer for consulting services provided to the Human Resources Committee and to the Corporation during the financial year ended August 31, 2011 were as follows:

Type of Fee	Financial 2011 Fees	Percentage of Financial 2011 Fees
Fees for Board of Directors and Human Resources Committee mandates	CA$7,035	43%
Fees for other Corporation mandates	CA$9,245	57%
Total	CA$16,280	100%

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

Mercer used three primary comparator groups in matching incumbent’s senior executives to positions of similar responsibility within comparator private and publicly-traded companies:

(1)
2009 Mercer Benchmark Database, which contains compensation data for selected Canadian companies with median annual revenues of CA$325 million. The following is a list of the main companies, with a particular emphasis on the High-Technology/Telecommunications and Manufacturing-Durable Goods Industries, servicing industries, revenue categories and geography, used for the purposes of setting 2010 compensation: Arcan Resources Ltd.; Linamar Corporation; Arsenal Energy Inc.; Livingston International; Baytex Energy Trust; Logistec Corporation; Canadian Hydro Developers Inc.; MacDonald, Dettwiler and Associates Corporation – Quebec; Canadian Pacific; Pason Systems Inc.; CE Franklin Ltd.; Precision Drilling Trust; Centerra Gold Inc.; RDM Corporation; Compton Petroleum Corporation; SNC-Lavalin; Computer Modelling Group Ltd.; Softchoice Corp.; Crew Energy Inc.; Stantec Inc.; Enerflex Systems Ltd.; Teck Resources Limited; Labopharm Inc.; TeraGo Networks Inc.; Velan Inc. Mercer can only disclose the identities of the publicly-traded participating organizations due to confidentiality covenants with survey participants;

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

Key Elements and Policies for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation’s long-term strategic objectives.

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

Compensation Elements

The significant elements of the Corporation’s 2011 executive compensation program were (i) Base Salary, (ii) the Short-Term Incentive Plan, and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition to the foregoing and as the case may be, the Corporation also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan, as the case may be. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2011 executive compensation program.

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

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”) or the Sales Incentive Plan (“SIP”), as the case may be, provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate (which apply to all employees) and division objectives established on a yearly basis as well as the achievement of personal objectives. Such strategic corporate objectives also apply to all other employees of the Corporation, except the sales force SIP, in their respective STIP. Target payout levels for NEOs eligible for incentive bonuses in the financial year ended August 31, 2011 were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. As per the STIP table below, the plan’s objectives are aimed to reward six elements: three elements are shareholder oriented (sales, gross margins and EBITDA), two are customer oriented (on time delivery and quality) and one is based on personal objectives. As per the SIP table below, the plan’s objectives are aimed to reward five elements: three elements are shareholder oriented (sales, margins and contribution margins), one is based on personal objectives and one is based on specific incentives.

Name & Position	Annual incentive target as % of base salary	Business Performance			Individual Performance Multiplier (2)
		Measure	Weight	Multiplier (1)
Germain Lamonde, CEO	60%	• Sales • EBITDA • Gross margin • Customer satisfaction (3)	Telecom 35% 20% 20% 25% Total: 100%	0% to 150%	0% to 125%
Pierre Plamondon, CFO	37.5%
Vivian Hudson, Vice-President, Service Assurance Division	32.5%
Jon Bradley, Vice-President, Sales- EMEA	66.7%	• Revenue target (4) • Margin target (5) • Contribution Margin (6) • Personal objectives (7) • Specific Incentives (8)	45% 30% 15% 5% 5%	–
Dana Yearian, Vice-President, Sales- Americas	66.7%

(1)
For sales, EBITDA and gross margin metrics, NEO begins to be compensated upon attainment of 50% of the target objective and up to the attainment of 150% of the target objective. For customer satisfaction metric, NEO’s compensation is pro-rated from a minimal threshold up to the attainment of 150% of the target objective.

(2)
The personal objectives of each NEO are based on the position and role he or she has with the Corporation. Such personal objectives are based mostly on the attainment of departmental objectives and the others objectives are based on the attainment of personal management objectives all of which attainments are determined by an evaluation of the individual’s supervisor or the Human Resources Committee, as the case may be.

(3)	Includes on time delivery and quality.
(4)
The compensation rate for the attainment of revenue targets (billings) is equal to the total billings potential amount of commission on the total billings quotas defined at the beginning of the financial year. A lower rate is applied for less than 70% of the attainment of the objective. The regular rate is applied from 70% to 100% of the attainment of the objective. An accelerator is applied after 100%.

(5)
The commission rate for the attainment of the margin targets is equal to the total margins potential amount of incentives on the total margins quotas defined at the beginning of the financial year. This rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective.

(6)
The commission rate for the attainment of the contribution margin targets is equal to the total margins potential amount of incentives on the contribution margins objectives defined at the beginning of the financial year. This rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective.

(7)
The compensation for personal objectives is a maximum amount based on the quarterly achievement of the sales bookings target for their specific territory. It is pro-rated between 70% and 100% achievement and no compensation will be attributed to this element if less than 70% of the objective is attained.

(8)
Additional bonuses are also available, one being based on revenues and integration of recent acquisitions and the other on the implementation of the Corporation development program. Accordingly, a total sales achievement figure target of recent acquisitions and a commission rate are determined at the beginning of the financial year. The commission rate is applied when total sales achievement figure of recent acquisitions reaches 50% of the target. Another portion of these additional bonuses is based on the result of the implementation of an integration plan following an acquisition. The compensation for the attainment of the implementation of an integration plan following an acquisition target is a maximum amount based on the achievement of such target and is pro-rated up to 100% achievement. The Corporation development program implementation target is determined at the beginning of the financial year. The compensation for the attainment of the Corporation development program target is a maximum amount based on the achievement of such target and is pro-rated up to 100% achievement.

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

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2011, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each executive is entitled to receive annually RSUs in accordance with the following policy:

Positions	Grant Levels (1) (% of base salary)
CEO	70%
Other NEOs	32.5% - 35%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

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

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2011, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to the additional responsibilities for the integration of business acquisitions and the maximization of their profitability. As disclosed under the section “Summary Compensation Table” hereof, the NEOs were granted RSUs during the last financial year. The purpose of such grant was intended to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grant was also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs neither the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2011, there were a total of 641,357 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$6.27 (CA$9.42) per option.

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2011, there were a total of 1,551,658 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.58 (CA$4.93) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.4% of the Corporation’s issued and outstanding voting shares as of November 1, 2011. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,439,225 issued and outstanding Subordinate Voting Shares as of November 1, 2011.

Some options granted to directors and employees vest on the first anniversary date of their grant. Some options granted in the financial years ended August 31, 2004 and 2005 vested at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest at a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three years and a maximum term of ten years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2011	October 19, 2010	30,250	6.03	50% after 3 and 4 years of the grant date.
	January 19, 2011	119,900	9.32
	April 7, 2011	7,297	8.28
	April 18, 2011	8,226	8.64
	October 19, 2010	56,361	6.03
100% on the fifth anniversary date of the grant subject to early vesting up to 100% on the third or fourth anniversary of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation are fully attained.

	October 19, 2010	128,348	6.03
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

	October 22, 2008	135,584	2.36	100% after 3 years of the grant if performance is achieved (long-term growth of revenue and profitability). Otherwise 100% vested after 5 years of the grant date.
August 31, 2008	October 23, 2007	29,000	6.28	50% after 3 and 4 years of the grant date.
	January 15, 2008	76,200	4.16
	April 8, 2008	21,600	6.09
	April 22, 2008	185,570	5.82
	July 7, 2008	71,310	4.39
	October 23, 2007	86,167	6.28
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

The aggregate number of Restricted Share Units (RSUs) granted during the financial year ended August 31, 2011 was 350,382 having a weighted average fair value at the time of grant of US$7.26 (CA$7.38) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2011, there were a total of 1,551,658 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.58 (CA$4.93) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as an employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2011.

During the financial year ended August 31, 2011, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU)	Grant Date	Vesting schedule (2)
Germain Lamonde	45,089	12.87%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

Pierre Plamondon	13,019	3.72%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

	8,857	2.53%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation are fully attained. (4)

Jon Bradley	8,443	2.41%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

	8,857	2.53%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation are fully attained. (4)

Vivian Hudson	10,252	2.93%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

	11,272	3.22%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue as determined by the Board of Directors of the Corporation are fully attained. (4)

	6,297	1.80%	8.28	April 7, 2011	50% on the third and fourth anniversary date of the grant.

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU)	Grant Date	Vesting schedule (2)
Dana Yearian	11,609	3.31%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (3)

	8,857	2.53%	6.03	October 19, 2010
100% on the fifth anniversary date of the grant subject to early vesting up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled RSUs.
(2)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(3)
Those RSUs granted in the financial year ended August 31, 2011 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with a profitability metric. The sales growth metric is determined according to the Compound Annual Growth Rate (CAGR) of the sales of the Corporation (SALES CAGR). The profitability metric is determined according to the Compound Annual Growth Rate (CAGR) of the Corporation’s net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain (EBITDA) (EBITDA CAGR). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2013, cumulated with ii) 100% for an EBITDA CAGR of the highest of a) 20% or b) the SALES CAGR for the three-year period ending on August 31, 2013 and 0% for an EBITDA CAGR of 10% or less for the three-year period ending on August 31, 2013. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2014.

(4)
Those RSUs granted in the financial year ended August 31, 2011 vest on the fifth anniversary date of the grant but are subject to early vesting on the third or fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 100% of the units on the third anniversary date of the grant or, if not attained, the second early vesting is up to 100% of the units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales metric in any fiscal year period following the date of the grant.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2011:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one individual)	222,899	14.37%	4.31
Board of Directors (four individuals) (1)	–	–	–
Management and Corporate Officers (eleven individuals)	597,127	38.48%	4.18

(1)	Five individuals from September 1, 2010 until January 20, 2011.

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2011. At August 31, 2011, there were a total of 641,357 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$6.27 (CA$9.42) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2011:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	149,160	23.26%	5.71
Board of Directors (three individuals)	44,003	6.86%	6.34
Management and Corporate Officers (four individuals)	74,494	11.62%	6.84

•	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Deferred Share Unit Plan is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

 Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100 % of their retainer fees in the form of Deferred Share Units (“DSUs”), each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 10.4% of the total issued and outstanding voting shares.

•	Deferred Share Unit Grants in Last Financial Year

The aggregate number of Deferred Share Units (“DSUs”) credited to non-employee directors during the financial year ended August 31, 2011 was 12,786. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2011, there were a total of 110,298 DSUs credited to directors pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.94 (CA$5.40).

During the financial year ended August 31, 2011, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs #	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
12,786	7.87	100,688	At the time director ceases to be a member of the Board of Directors of the Corporation

 The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2011:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (four individuals)	110,298	100%	545,302	4.94

•	Number of Subordinate Voting Shares reserved for future issuance

During the financial year ended August 31, 2011, 12,786 DSUs and 350,382 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 10.4% of the Corporation’s issued and outstanding voting shares as at November 1, 2011. As at November 1, 2011, the number of Subordinate Voting Shares reserved for future issuance is 2,237,060 representing 3.7% of the Corporation’s issued and outstanding voting shares as at November 1, 2011.

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

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2007, October 2008 and October 2009.

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

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grant of October 2010 and October 2011.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one of its subsidiaries.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant.

 The following table summarizes information about SARs exercised during the financial year ended August 31, 2011:

Number of SARs exercised	Aggregate Value Realized (US$) (1)
14,750	56,069

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the SARs at exercise. This value, as the case maybe, has been converted from Canadian dollars to U.S. dollars based on the noon buying rate of the Bank of Canada on the day of exercise.

During the financial year ended August 31, 2011, 4,500 SARs were granted to employees. As at November 1, 2011, there were 33,124 SARs outstanding.

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

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (“DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO under which the Corporation may elect to contribute an amount equal to 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed at least 3% (2% prior to January 2011) of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to this plan and expenses for the years ended August 31, 2009, 2010 and 2011, amounted to US$504,000, US$592,000 and US$911,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than 2 years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2009, 2010 and 2011, the Corporation made aggregate contributions of US$544,000, US$525,000 and US$680,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options. As at August 31, 2011, the Corporation made aggregate contributions of US$3,491,000 to the 401K plan. A participant may have access to the assets of the plan under the following limited circumstances: (i) termination of employment; (ii) permitted withdrawals; and (iii) limited loans.

2011 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation’s executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established a scorecard outlining key performance indicators which is applicable to all employees. These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked. The following table highlights the Corporation’s performance against these indicators in fiscal 2011.

2011 Performance Indicators	Corporation’s Performance
Short-Term Incentive Plan (STIP)	Telecom (% of achievement)
Financial • Sales • EBITDA • Gross margin	85% 98% 65%
Customer Satisfaction • Quality • On-time delivery	102% 61%
Sales Vice-Presidents • Revenue (billings) • Margins (quotas) • Contribution Margins	83% 95% 87%
Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of early vesting achievement (1)
October 23, 2007	October 24, 2011	50%
October 22, 2008	October 24, 2011	96%
October 22, 2008	October 24, 2011	0%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

CEO Performance Compensation during Last Three (3) Fiscal Years

The following table compares the compensation awarded to Mr. Lamonde in respect of his performance as CEO to the Total Market Capitalization Growth for the last three (3) fiscal years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2011	2010	2009	3-Year Total
Cash
Base Salary	CA$420,000	CA$400,000	CA$371,000	CA$1,191,000
Short-term incentive	CA$216,626	CA$257,127	CA$159,452	CA$633,205
Equity
Long-term incentive	CA$280,003 (1)	CA$259,698 (1)	CA$192,499 (1)	CA$732,200 (1)
Total Direct Compensation	CA$916,629	CA$916,825	CA$722,951	CA$2,556,405
Pension Value	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$916,629	CA$916,825	CA$722,951	CA$2,556,405
Annual Average	–	–	–	CA$852,135
Total Market Capitalization Growth (CA$ millions)	40.8	156.2 (2)	(106.0) (2)	90.9 (2)
Total Cost as a % of Market Capitalization Growth	2.2%	0.6%	–	2.8%

(1)
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

(2)
Includes the redemption of 3,600 and 8,181,093 Subordinate Voting Shares respectively in fiscal 2010 and 2009 under the normal course issuer bid and substantial issuer bid of the Corporation during these years.

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

Summary Compensation Table

The table below shows compensation information during the three most recently completed financial years for the NEOs. This information includes the US dollar value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option- based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (2) (5) ($)	Total Compensation ($)
					Annual Incentive plans (2) (4)	Long-term Incentive plans
Germain Lamonde, President and Chief Executive Officer	2011	424,500(US) 420,000(CA)	283,003(US) 280,003 (CA)	–	218,947(US) 216,626(CA)	–	–	–	926,450(US) 916,629(CA)
	2010	382,922(US) 400,000(CA)	248,610(US) 259,698 (CA)	–	246,149(US) 257,127(CA)	–	–	–	877,681(US) 916,825(CA)
	2009	314,887(US) 371,000(CA)	163,384(US) 192,499 (CA)	–	135,335(US) 159,452(CA)	–	–	–	613,606(US) 722,951(CA)
Pierre Plamondon, Vice-President, Finance and Chief Financial Officer	2011	241,646(US) 239,085(CA)	137,305(US) 135,850 (CA)	–	76,569 (US) 75,757 (CA)	–	–	8,747 (US) 8,654 (CA)	464,267(US) 459,346(CA)
	2010	221,137(US) 231,000(CA)	63,182 (US) 66,000 (CA)	–	92,060 (US) 96,166 (CA)	–	–	5,777 (US) 6,035 (CA)	382,156(US) 399,202(CA)
	2009	186,726(US) 220,000(CA)	102,614(US) 120,900 (CA)	–	51,033 (US) 60,127 (CA)	–	–	5,033 (US) 5,930 (CA)	345,406(US) 406,957(CA)
Jon Bradley, Vice-President, Sales — EMEA	2011	158,312(US) 156,634(CA) 98,708 (£)	108,584(US) 107,433 (CA) 69,396 (£)	–	103,761(US) 102,661(CA) 64,695 (£)	–	–	–	370,657(US) 366,728(CA) 232,799(£)
	2010	151,044(US) 157,780(CA) 96,532 (£)	39,003 (US) 40,742 (CA) 24,927 (£)	–	96,363 (US) 100,661(CA) 61,585 (£)	–	–	–	286,410(US) 299,183(CA) 183,044(£)
	2009	133,799(US) 157,642(CA) 86,100 (£)	105,766(US) 124,614 (CA) 68,061 (£)	–	65,578 (US) 77,264 (CA) 42,200 (£)	–	–	–	305,143(US) 359,520(CA) 196,361(£)
Vivian Hudson, Vice-President, Service Assurance	2011	194,880(US) 192,814(CA)	185,630(US) 183,662 (CA)	–	49,274 (US) 48,752 (CA)	–	–	6,489 (US) 6,420 (CA)	436,273(US) 431,648(CA)
	2010	174,134(US) 181,900(CA)	48,822 (US) 51,000 (CA)	–	50,664 (US) 52,924 (CA)	–	–	4,387 (US) 4,582 (CA)	278,007(US) 290,406(CA)
	2009	140,403(US) 165,423(CA)	36,073 (US) 42,501 (CA)	–	33,640 (US) 39,635 (CA)	–	–	1,458 (US) 1,718 (CA)	211,574(US) 249,277(CA)
Dana Yearian, Vice-President, Sales — Americas	2011	208,000(US) 205,795(CA)	123,410(US) 122,102 (CA)	–	217,246(US) 214,944(CA)	–	–	7,350 (US) 7,272 (CA)	556,006(US) 550,113(CA)
	2010	200,000(US) 208,920(CA)	57,001 (US) 59,544 (CA)	–	170,297(US) 177,892(CA)	–	–	8,502 (US) 8,881 (CA)	435,801(US) 455,237(CA)
	2009	190,000(US) 223,858(CA)	114,451(US) 134,846 (CA)	–	97,508 (US) 114,884(CA)	–	–	6,536 (US) 7,701 (CA)	408,495(US) 481,289(CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$0.9894 = US$1.00 for the financial year ended August 31, 2011, CA$1.0446 = US$1.00 for the financial year ended August 31, 2010 and CA$1.1782 = US$1.00 for the financial year ended August 31, 2009. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6235 = US$1.00 for the financial year ended August 31, 2011, £0.6391 = US$1.00 for the financial year ended August 31, 2010 and £0.6435 = US$1.00 for the financial year ended August 31, 2009 and the conversion from US dollars to Canadian dollars is made as described above.

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

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the financial year ended August 31, 2011 (i) ($)	Paid in the first quarter of the financial year ending on August 31, 2012 (i) ($)	Total bonus earned during the financial year ended August 31, 2011 (i) ($)
Germain Lamonde	115,697 (US) 114,471 (CA)	103,250 (US) 102,155 (CA)	218,947 (US) 216,626 (CA)
Pierre Plamondon	42,953 (US) 42,497 (CA)	33,616 (US) 33,260 (CA)	76,569 (US) 75,757 (CA)
Jon Bradley	83,024 (US) 82,144 (CA) 51,765 (£)	20,737 (US) 20,517 (CA) 12,930 (£)	103,761 (US) 102,661 (CA) 64,695 (£)
Vivian Hudson	30,021 (US) 29,703 (CA)	19,253 (US) 19,049 (CA)	49,274 (US) 48,752 (CA)
Dana Yearian	181,639 (US) 179,714 (CA)	35,607 (US) 35,230 (CA)	217,246 (US) 214,944 (CA)

(i) Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the Deferred Profit-Sharing Plan as detailed under section “Compensation Discussion & Analysis – Deferred Profit-Sharing Plan”, 401K Plan as detailed under section “Compensation Discussion & Analysis – 401K Plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Bradley did not participate but received an allocation to be used at his discretion.

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

Outstanding share-based awards and option-based awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2011, if any, including those granted before August 31, 2011.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (US$) (1)	Option expiration date	Value (2) of unexercised in- the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Germain Lamonde	70,000	9.13	Oct. 10, 2011	–	222,899	1,491,194
	50,000	1.58	Sept. 25, 2012	255,500
	17,942	4.51	Feb. 1, 2015	39,114
	11,218	4.76	Dec. 6, 2015	21,651
Pierre Plamondon	19,000	9.13	Oct. 10, 2011	–	96,331	644,454
	5,383	5.13	Oct. 26, 2014	8,397
	3,653	4.76	Dec. 6, 2015	7,050

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (US$) (1)	Option expiration date	Value (2) of unexercised in- the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Jon Bradley	–	–	–	–	75,398	504,413
Vivian Hudson	–	–	–	–	55,205	369,321
Dana Yearian	–	–	–	–	95,834	641,129

(1)	Prices noted are the grant date exercise price for each option under each award.
(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2011. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

The following table summarizes, for each of the NEOs, the number of stock options, if any, exercised during the financial year ended August 31, 2011 and the aggregate gains realized upon exercise, if any. Gains realized upon exercise are the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)	Option grant date	Gains realized (US$)
Germain Lamonde	–	–	–	–
Pierre Plamondon	20,000	1.58	September 25, 2002	135,829
Jon Bradley	–	–	–	–
Vivian Hudson	–	–	–	–
Dana Yearian	–	–	–	–

Incentive plan awards – value vested or earned during the year

The following table summarizes, for each of the NEOs, the value of option-based awards, if any vested during the financial year ended August 31, 2011, the value of share-based awards vested during the financial year ended August 31, 2011, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2011, if any.

Name	Option-based awards – value vested during the year (US$) (1)	Share-based awards – value vested during the year (US$) (2)	Non-equity incentive plan compensation – Value earned during the year (US$) (3)
Germain Lamonde	–	123,254	207,474
Pierre Plamondon	–	61,123	77,025
Jon Bradley	–	3,588	103,761
Vivian Hudson	–	–	53,835
Dana Yearian	–	21,874	217,246

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

(3)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2011 (as indicated under the “Summary Compensation Table”).

Pension plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the Deferred Profit-Sharing Plan and the 401K Plan of the Corporation are described herein under the sections entitled “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan” and “Compensation Discussion and Analysis – 401K Plan”. The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled “All other compensation” in the “Summary Compensation Table”.

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

The Corporation has an employment agreement with Ms. Vivian Hudson, the Corporation’s Vice-President, Service Assurance Division. The agreement is for an indeterminate period and the compensation is reviewed annually. In the event of termination of Ms. Hudson’s employment without cause, Ms. Hudson will be entitled to severance payments equal to 2 months of the current base salary per year of service but in no case exceeding 12 months. In addition, in the event Ms. Hudson employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, she will be entitled to severance payments equal to 2 months of remuneration (base salary, STIP compensation and benefits) per year of service as a Vice-President of the Corporation (a minimum of 6 months of remuneration but in no case exceeding 18 months of remuneration) and to the immediate vesting of all RSUs.

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

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2011, which includes all payments, payables and benefits that would be given by the Corporation to an NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)	Change of Control ($) (2) (3) (4)	Voluntary ($)
Germain Lamonde	3,148,756(US) (5) 3,045,566(CA)	3,148,756(US) 3,045,566(CA)	1,807,459(US) (6) 1,691,312(CA)
Pierre Plamondon	577,478(US) 558,054(CA)	1,160,462(US) 1,139,134(CA)	–
Jon Bradley	341,029(US) 334,983(CA) 212,632(£)	674,196(US) 665,387(CA) 421,363(£)	–
Vivian Hudson	182,142(US) 179.001(CA)	492,093(US) 484,462(CA)	–
Dana Yearian	487,047(US) 478,645(CA)	1,208,575(US) 1,203,244(CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2011 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 4 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$0.9894 = US$1.00 for the financial year ended August 31, 2011. The aggregate amount disclosed for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6235 = US$1.00 for the financial year ended August 31, 2011 and the conversion from US dollars to Canadian dollars is made as described above.

(3)	Is considered a “Change of Control” a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2011 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2011 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2011 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2011, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the following table as annual compensation payable in a combination of cash and Deferred Share Units (“DSUs”) as chosen by the director pursuant to the Deferred Share Unit Plan. The significant terms of the DSU Plan of the Corporation is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000 (2)	US$50,536(3)
Annual Retainer for Lead Director	CA$5,000	US$5,054(3)
Annual Retainer for Committee Chairman	CA$5,000	US$5,054(3)
Annual Retainer for Committee Members	CA$3,000	US$3,032(3)
Fees for all Meetings Attended per day in Person	CA$1,000	US$1,011(3)
Fees for all Meetings Attended per day by Telephone	CA$500	US$505(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs with the exception of Mr. André Tremblay who elected to receive 0% of his Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. David A. Thompson is US$50,000 (CA$49,470).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$0.9894 = US$1.00 for the financial year ended August 31, 2011.

In the financial year ended August 31, 2011, the Directors who are not employees of the Corporation earned the following compensation in the form indicated:

Name	Fees earned (1) ($)	Share-based Awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Pierre-Paul Allard	61,623(US) 60,970(CA)	–	–	–	–	–	61,623(US) 60,970(CA)
Pierre Marcouiller	64,729(US) 64,062(CA)	–	–	–	–	–	64,729(US) 64,062(CA)
Guy Marier	68,401(US) 67,675(CA)	–	–	–	–	–	68,401(US) 67,675(CA)
David A. Thompson	61,118(US) 60,470(CA)	–	–	–	–	–	61,118(US) 60,470(CA)
André Tremblay (2)	25,487(US) 25,217(CA)	–	–	–	–	–	25,487(US) 25,217(CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$0.9894 = US$1.00 for the financial year ended August 31, 2011 except for Mr. Pierre-Paul Allard and Mr. David A. Thompson who are paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors in DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees earned
	DSUs ($) (i)	Cash ($)	Total ($)
Pierre-Paul Allard (ii)	25,000 (US) 24,735 (CA)	36,623 (US) 36,235 (CA)	61,623 (US) 60,970 (CA)
Pierre Marcouiller (ii)	25,268 (US) 25,000 (CA)	39,461 (US) 39,042 (CA)	64,729 (US) 64,042 (CA)
Guy Marier (ii)	25,268 (US) 25,000 (CA)	43,133 (US) 42,675 (CA)	68,401 (US) 67,675 (CA)
David A. Thompson (ii)	25,000 (US) 24,735 (CA)	36,118 (US) 35,735 (CA)	61,118 (US) 60,470 (CA)
André Tremblay (iii)	– (US) – (CA)	25,487 (US) 25,217 (CA)	25,487 (US) 25,217 (CA)

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

(ii)	Elected to receive 50% of his Annual Retainer for Directors in form of DSUs.
(iii)	Elected to receive his Annual Retainer for Directors in cash and ceased to be a member of the Board of Directors as at January 20, 2011.

(2)	Mr. Tremblay ceased to be a member of the Board of Directors as at January 20, 2011.

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

Outstanding share-based awards and option-based awards

The following table sets out for each director of the Corporation all awards outstanding as at August 31, 2011, if any, including awards granted before August 31, 2011.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (DSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (US$) (1)	Option expiration date	Value (2) of unexercised in- the-money options (US$) (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)
Pierre-Paul Allard	–	–	–	–	16,270	108,846
Pierre Marcouiller	17,966	9.13	Oct. 10, 2011	–	31,942	213,692
	1,037	12.69	Dec. 1, 2011	–
Guy Marier	12,500	4.65	Mar. 24, 2014	25,500	31,942	213,692
David A. Thompson	12,500	3.51	Oct. 27, 2013	39,750	30,144	201,663
André Tremblay (5)	–	–	–	–	–	–

(1)	Prices noted are the grant date exercise price for each option under each award.
(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2011. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2011 which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(5)	Mr. Tremblay ceased to be a member of the Board of Directors as at January 20, 2011.

Exercised option-based awards

The following table sets out for each director of the Corporation all awards exercised during the financial year ended August 31, 2011, if any.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)	Option grant date	Gains realized (US$)
Pierre-Paul Allard	–	–	–	–
Pierre Marcouiller	12,500	1.58	Sept. 25, 2002	117,270
	12,500	3.51	Oct. 27, 2003	89,282
	2,479	5.65	March 1, 2002	7,150
Guy Marier	–	–	–	–
David A. Thompson	12,500	1.58	Sept. 25, 2002	123,457
	15,334	9.13	Oct. 10, 2001	35,728
André Tremblay (1)	–	–	–	–

(1)	Mr. Tremblay ceased to be a member of the Board of Directors as at January 20, 2011.

In the financial year that ended August 31, 2011, all of the options of directors were exercisable; none of the DSUs of directors vested with the exception of Mr. André Tremblay as detailed below and the directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a director ceased to be a member of the Board as at November 1, 2011:

Name	Number of DSUs converted	Aggregate Value Realized (US$) (1)
André Tremblay (2)	37,491	371,094

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion. This value has been converted from Canadian dollars to U.S. dollars based on the noon buying rate of the Bank of Canada on the day of conversion.

(2)	Mr. Tremblay ceased to be a member of the Board of Directors as at January 20, 2011.

Securities authorized for issuance under equity compensation plans

The following sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2011 or that may be issued, under the Corporation’s Long Term Incentive plan (“LTIP”) and Deferred Share Unit plan (“DSUP”), both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSUs	1,551,658	n/a (1)	2,230,170
LTIP – Options	641,357	6.27
DSUP – DSUs	110,298	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return of EXFO’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five years ended August 31, 2011. It assumes that the initial value of the investment in EXFO’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on August 31, 2006. The bar chart, included in the graph below, shows the trend in total compensation paid to our named executive officers of such identified period of which the CEO and CFO are included in every period but the remaining three (3) named executive officers changed form one period to another. For further information on the identity and compensation of those named executive officers, please refer to our previous five (5) Annual Reports and this Annual Report under the summary compensation table.

The Corporation’s Stock Performance
(August 31, 2006 to August 31, 2011)

	August 31,
	2006	2007	2008	2009	2010	2011
EXFO Subordinate Voting Share	100	120	76	56	100	110
S&P/TSX Stock Index	100	112	113	89	98	105
Sum of NEO’s total compensation (in millions of CA$)	$1.8	$2.0	$2.1	$2.3	$2.5	$2.7

The trends shown by the performance graphs set forth above represent a growth in the total shareholder return from August 31, 2006 to August 31, 2007, followed by a decline in the financial years ended August 31, 2008 and 2009 and followed by an increase in the financial years ended August 31, 2010 and 2011. The performance of the Corporation over the same period is relatively in line with the performance of the Index except for the financial year 2008 and 2009 where the impact of the recession affected the telecom market and the Corporation earlier and more severely than the Index. However, the recovery for the corporation in financial years 2010 and 2011 was much stronger than the Index.

Over the same five-year period, the chart clearly depicts that the level of the total compensation received by the named executive officers over the identified period, closely follows our share performance levels during three of the last five financial years. The exceptions in this trend were during financial years ended August 31, 2008 and 2009, this can be explained through the fact that:

•
Our share performance improved from the financial year ended August 31, 2006 to the financial year ended August 31, 2007 and from the financial year ended August 31, 2009 to the financial year ended August 31, 2011, which is aligned with the increase of the total compensation received by the NEOs during such periods reflecting the implementation of the revised Long-Term Incentive Plan in fiscal year 2005.

•
Our share performance weakened in financial years ended August 31, 2008 and 2009 as a result of the significant downturn in the economy; this is similar to other technology sector companies. It should be noted that during these two fiscal years, we delivered EBITDA* of 11.2 % and 8.4 % respectively for 2008 and 2009 while we were expanding our activities, developing new market territories and acquiring new businesses. This expansion significantly increased the complexity of our operations and the organization.

•
The increase in the total compensation received by the named executive officers over the identified five-year period is the result of an initiative to gradually close the compensation gap with respect to market rates pursuant to our three-year plan adopted in 2007 based on Mercer’s and Aon’s recommendations and our plan adopted in 2010 being defined herein as the Mercer Three Year Compensation Plan. In addition, total compensation received by the named executive officers over the identified period roses as a result of the additional roles and responsibilities of such individual due to the increased complexity of our organization and to the addition of new senior members in the named executives with higher compensation.

Overall, the total compensation, received by the named executive officers over the identified period, trend is  linked with the increase in our annual revenues from US$128.3 million for the financial year ended August 31, 2006 to US$271.7 million for the financial year ended August 31, 2011, which represents an increase of 112%.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation, and long-term compensation. Base salary is established at the beginning of each fiscal year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given fiscal year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation”. Long-term compensation, which is provided in the form of Restricted Share Units (“RSUs”), vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of our share price will affect the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

 Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. A policy of Directors’ and officers’ liability insurance is maintained by us, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$158,000 from September 30, 2011 to September 30, 2012, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.	Board Practices

 Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of seven Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

Director since
September 1985

Not Independent (Management)

Principal Occupation: Chairman of the Board of Directors, President and Chief Executive Officer, EXFO Inc.

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the wireline and wireless telecommunication test and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation and the National Optics Institute of Canada (INO), to name a few. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval in Quebec City, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership	Attendance (1)	Principal Board Memberships
Chairman of the Board of Directors	8/8	100%	–
Securities Held
As at	Subordinate Voting Shares(#)	Multiple Voting Shares(#)	RSUs(#)	Total Shares (2) and RSUs(#)	Total Market Value (3) of Shares (2)and RSUs (US$)
August 31, 2011	4,043,348 (4)	31,643,000 (5)	222,899	35,909,247	240,232,862
Options Held as at August 31, 2011
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$) (6)
October 10, 2001 September 25, 2002 February 1, 2005 December 6, 2005	70,000 50,000 17,942 11,218	9.13 1.58 4.51 4.76	70,000 50,000 17,942 11,218	– 255,500 39,113 21,651
Total	149,160	316,264

(1)	From September 1, 2010 until November 1, 2011, Mr. Lamonde attended 7 meetings in person and 1 meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Mr. Lamonde exercises control over 4,000,000 of Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(5)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde’s family.

(6)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2011. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Vice-President, Sales and Operations, Global Industries for Cisco Systems Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Today, he is also an active philanthropist for l’Institut de Cardiologie de Québec. Mr. Allard is presently Vice-President, Sales and Operations, Global Industries for Cisco Systems Inc., where he has held several senior management positions over the last 18 years. More recently, Mr. Allard was President and CEO of Cisco Systems Canada.  Currently, he is responsible for all field operations of Cisco’s Global Enterprise Client segment, focusing on new business models, market transition opportunities and increased customer satisfaction. Prior to joining Cisco, Mr. Allard worked for  IBM Canada  for 12 years. In 2002, Mr. Allard  co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Tefler School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, in Canada.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 4/5 5/5 6/7	100% 80% 100% 86%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2011	8,000	16,270	24,270	162,366
Options Held as at August 31, 2011
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Cisco Systems Inc. is a leading network equipment manufacturer in the global telecommunications industry.
(2)	From September 1, 2010 until November 1, 2011, Mr. Allard attended 6 meetings in person and 2 meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

DARRYL EDWARDS
Weston Under Wetherley Warwickshire United Kingdom Director since September 2011 Independent Principal Occupation: Executive Consultant

Darryl Edwards was appointed a member of our Board of Directors in September 2011. He brings to EXFO more than 30 years of telecommunications experience gained from a number of senior executive leadership positions; from 2009 to 2011, he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for 17 years, where he held various executive officer positions, including President of EMEA Sales from 2006 to 2009 and in 2009 President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two of Nortel’s key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent 13 years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel’s interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership		Attendance (1)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		2/2 1/1 1/1 2/2	100% 100% 100% 100%	Aircom International (Africa) Pty Ltd.
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2011	–	–	–	–
Options Held as at August 31, 2011
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Mr. Edwards joined our Board of Directors in September 2011. From September 1, 2011 until November 1, 2011, Mr. Edward attended 2 meetings in person.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

PIERRE MARCOUILLER
Magog, Quebec, Canada Director since May 2000 Lead Director since January 2011 Independent Principal Occupation: Chairman of the Board and Chief Executive Officer, Camoplast Solideal Inc. (1)

Pierre Marcouiller has served as our Director since May 2000. Mr. Marcouiller is Chairman of the Board and CEO of Camoplast Solideal Inc. a world leader in the design, manufacturing and distribution of off-road tires, rubber tracks, undercarriage systems and wheels and a NA leader in under-the-hood plastic components and assemblies for the automotive industry. Prior to joining Camoplast, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. Mr. Marcouiller is also a Director of Canam Group Inc., an industrial company specialized in the design and fabrication of construction products and solutions in the commercial, industrial, institutional, residential, and bridge and highway infrastructures markets. Mr. Marcouiller also holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor’s degree in business administration from the Université du Québec à Trois-Rivières and an MBA from the Université de Sherbrooke.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/8 5/5 5/5 7/7	88% 100% 100% 100%	Canam Group Inc.
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2011	5,000	31,942	36,942	247,142
Options Held as at August 31, 2011
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$) (5)
October 10, 2001 December 1, 2001	17,966 1,037	9.13 12.69	17,966 1,037	– –
Total			19,003	–

(1)
Camoplast Solideal is a world leader in the design, manufacturing and distribution of off-road tires, rubber tracks, undercarriage systems, wheels, body dressing parts, under-the-hood plastic components and assemblies, molded skis, engine covers, thermal and air induction systems for the construction, agricultural, industrial, powersports, defense and automotive markets (industries).

(2)	From September 1, 2010 until November 1, 2011, Mr. Marcouiller attended 7 meetings in person and no meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.
(5)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2011. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

GUY MARIER
	Lakefield Gore, Quebec, Canada Director since January 2004 Lead Director from January 2007 to January 2011 Independent Principal Occupation: Executive Consultant

Guy Marier has served as our Director since January 2004. Formerly President of Bell Québec (1999 to 2003), Mr. Marier completed his successful 33-year career at Bell (1) as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 5/5 5/5 7/7	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2011	1,000	31,942	32,942	220,382
Options Held as at August 31, 2011
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$) (5)
March 24, 2004	12,500	4.65	12,500	25,500

(1)
Bell is Canada's largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology services to businesses and governments.

(2)	From September 1, 2010 until November 1, 2011, Mr. Marier attended 7 meetings in person and 1 meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.
(5)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2011. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required.

SUSAN LOUISE SPRADLEY
Dallas, Texas USA Director since October 2011 Independent Principal Occupation: Executive Consultant

Susan Louise Spradley was appointed a member of our Board of Directors in October 2011. She brings to EXFO more than 20 years of experience in the wireless telecommunications industry in which she has held senior executive positions in sales, product line management, operations, services and customer support. From 2007 to 2011, she was Head of the North American Region at Nokia Siemens Networks and also a member of the company’s Executive Board. Prior to joining Nokia Siemens Networks, from 1997 to 2005, Ms. Spradley held prominent leadership roles at Nortel Networks including President of Global Services and Operations, President of Global Product Line Management and North American Sales, and Vice-President of Customer Service and Operations. She also served as Vice-President of Marketing and Product Development for North America at Siemens Communications. In addition, she previously was a member of the National Security Telecommunications Advisory Committee reporting to the President of the United States. Susan Spradley holds a bachelor’s degree in Computer Science from the University of Kansas and completed the Advanced Management Program at Harvard University Business School.

Board/Committee Membership		Attendance (1)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		1/1 1/1 1/1 1/1	100% 100% 100% 100%	Museum of Nature and Science, Dallas, Texas Tango Networks
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2011	–	–	–	–
Options Held as at August 31, 2011
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Ms. Spradley joined our Board of Directors in October 2011. From October 1, 2011 until November 1, 2011, Ms. Spradley attended 1 meeting in person.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2011, which was US$6.69 (CA$6.55). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2011 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals. The information as to the Principal Board Memberships is also not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

With the exception of Mr. Darryl Edwards and Ms. Susan Spradley (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

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

Mr. Darryl Edwards acted as an executive officer of Nortel Networks Corporation ("Nortel") and its affiliates from 2001 to 2009, most recently acting as President of Global Carrier Sales of Nortel in 2009 and as President, EMEA sales of Nortel from 2006 to 2009. Ms. Susan Spradley acted as an executive officer of Nortel and its affiliates from 1997 to 2005, most recently acting as President of Global Services and Operations of Nortel from 2004 to 2005. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

During the fiscal year ended August 31, 2010 and as at November 1, 2011, the Board met a total of eight (8) times. Each member attended all meetings except Mr. Pierre Marcouiller and Mr. André Tremblay who were absent one time.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange rules flowing from the adoption of the Sarbanes-Oxley Act, our audit committee charter is being revised every financial year to ensure that we comply with all new requirements. Accordingly, in March 2005, the Board updated and adopted an Audit Committee Charter. A copy of this Audit Committee Charter has been filed as Exhibit 11.5 to our fiscal year 2011 Annual Report on Form 20-F and is also readily available from EXFO’s website at www.EXFO.com. The audit committee revised such Charter in October 2011 but no amendment was required. As at November 1, 2011, the audit committee is composed of six independent Directors: Pierre-Paul Allard, Darryl Edwards, Pierre Marcouiller, Guy Marier, Susan Louise Spradley and David A. Thompson. The chairperson of the audit committee is Guy Marier.

During the fiscal year ended August 31, 2011and as at November 1, 2011, the Audit Committee met a total of five (5) times. Each member attended all meetings except Mr. Pierre-Paul Allard who was absent one time.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. Accordingly, in March 2005, the Board updated and adopted a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. A copy of this Human Resources Committee Charter has been filed as Exhibit 11.6 to our fiscal year 2010 Annual Report on Form 20-F and is also readily available from EXFO’s website at www.EXFO.com. As at November 1, 2011, the human resources committee is composed of six (6) independent Directors: Pierre-Paul Allard, Darryl Edwards, Pierre Marcouiller, Guy Marier, Susan Louise Spradley and David A. Thompson. The chairperson of the Human Resources Committee is Mr. Guy Marier.

During the fiscal year ended August 31, 2011 and as at November 1, 2011, the Human Resources committee met a total of five (5) times and all members attended all meetings.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the manager of investor relations, the manager of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. During the fiscal year ended August 31, 2010 and as at November 1, 2011, seven (7) meetings of independent Directors without management occurred and all members attended all meetings except Mr. Pierre-Paul Allard and Mr. André Tremblay who were absent one time. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our fiscal year 2011 Annual Report on Form 20-F.

REPORT ON CORPORATE GOVERNANCE PRACTICES

 Corporate Governance Developments in Canada

In January 2004,  the Canadian  Securities  Administrators  (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was amended as of January 1, 2011 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in this Annual Report under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Audit Committee Pre-Approval Policies and Procedures and Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

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

We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter; a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistle Blower). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors. We are also implementing best practices such as, Best Practice regarding the Granting date of Stock Incentive Compensation and the establishment of Guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website at www.EXFO.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Exhibit 11.7 filed to this Annual Report, are in substantial compliance with the CSA Corporate Governance Standards.

D.	Employees

We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

As of November 1, 2011, we had a total of 1,752 employees, up from a total of 1,656 on November 1, 2010. We have 759 employees in Canada, primarily based in Quebec, and 993 employees based outside of Canada. 818 are involved in research and development, 365 in manufacturing, 309 in sales and marketing, 128 in general administrative positions and 132 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only our 126 manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement through “Syndicat des employé(e)s d’EXFO”. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as at November 1, 2011 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as at November 1, 2011				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Germain Lamonde	4,090,588 (4)	14.21	79,160	17.54	–	*	4,169,748	14.45	31,643,000 (5)	100	92.85
Pierre Plamondon	59,889 (6)	*	3,653	*	5,383	1.19	68,925	*	–	–	*
Pierre-Paul Allard	8,000	*	–	*	–	*	8,000	*	–	–	*
Darryl Edwards	–	*	–	*	–	*	–	*	–	–	*
Pierre Marcouiller	5,000	*	–	*	1,037	*	6,037	*	–	–	*
Guy Marier	1,000	*	–	*	12,500	2.77	13,500	*	–	–	*
Susan Spradley	–	*	–	*	–	*	–	*	–	–	*
David A. Thompson	2,100	*	12,500	2.77	–	*	14,600	*	–	–	*
Jon Bradley	–	*	–	*	1,000	*	1,000	*	–	–	*
Vivian Hudson	–	*	–	*	–	*	–	*	–	–	*
Dana Yearian	3,137	*	–	*	–	*	3,137	*	–	–	*
Other executive officers as a group	54,113	*	17,228	3.82	3,230	*	74,571	*	–	–	*
All of our Directors and executive officers as a group	4,223,827	14.67	112,541	24.94	23,150	5.13	4,359,518	15,07	31,643,000	100	92.89

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price at which such securities may be bought from the Corporation. As at November 1, 2011 the market value of a Subordinate Voting Share was US$5.87 or CA$6.04, as applicable.

(2)	“Out-the-money” options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.

(3)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2011 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

(4)	The number of shares held by Germain Lamonde includes 4,000,000 subordinate voting shares held of record by G. Lamonde Investissements financiers inc.
(5)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.

(6)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.

The following table presents information regarding stock options held as of November 1, 2011 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	50,000 17,942 11,218	$1.58 $4.51 $4.76	September 25, 2012 February 1, 2015 December 6, 2015
Pierre Plamondon	5,383 3,653	$5.13 $4.76	October 26, 2014 December 6, 2015
Pierre-Paul Allard	−	−	−
Darryl Edwards	−	−	−
Pierre Marcouiller	1,037	$12.69	December 1, 2011
Guy Marier	12,500	$4.65	March 24, 2014
Susan Spradley	−	−	−
David A. Thompson	12,500	$3.51	October 27, 2013
Jon Bradley	1,000	$12.22	January 3, 2012
Vivian Hudson	−	−	−
Dana Yearian	−	−	−
Other Executive Officers as a group	15,000 3,230 2,228	$1.58 $5.13 $4.76	September 25, 2012 October 26, 2014 December 6, 2015

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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2011.

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–	–	–	20,115(3)	1.30%	6.28
	–	–	–	44,374(4)	2.86%	2.36
	–	–	–	66,081(5)	4.26%	3.74
	–	–	–	45,089(6)	2.91%	6.03
	–	–	–	53,261(7)	3.43%	5.43
Pierre Plamondon	–	–	–	6,481 (3)	0.42%	6.28
	–	–	–	14,039(4)	0.91%	2.36
	–	–	–	20,339(8)	1.31%	2.36
	–	–	–	16,794(5)	1.08%	3.74
	–	–	–	13,019(6)	0.84%	6.03
	–	–	–	8,857 (9)	0.57%	6.03
	–	–	–	17,325(7)	1.12%	5.43

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Pierre-Paul Allard	16,270 (10)	14.7%	4.61	–	–	–
Darryl Edwards	–	–	–	–	–	–
Pierre Marcouiller	31,942 (10)	29.0%	5.02	–	–	–
Guy Marier	31,942 (10)	29.0%	5.02	–	–	–
Susan Spradley	–	–	–	–	–	–
David A. Thompson	30,144 (10)	27.3%	4.97	–	–	–
Jon Bradley	–	–	–	4,117 (3)	0.27%	6.28
	–	–	–	11,443(4)	0.74%	2.36
	–	–	–	25,416(8)	1.64%	2.36
	–	–	–	10,367(5)	0.67%	3.74
	–	–	–	8,443 (6)	0.54%	6.03
	–	–	–	8,857 (9)	0.57%	6.03
	–	–	–	11,255(7)	0.73%	5.43
Vivian Hudson	–	–	–	9,798 (4)	0.63%	2.36
	–	–	–	12,977(5)	0.84%	3.74
	–	–	–	10,252(6)	0.66%	6.03
	–	–	–	11,272(9)	0.73%	6.03
	–	–	–	6,297 (11)	0.41%	8.28
	–	–	–	13,972(7)	0.90%	5.43
Dana Yearian	–	–	–	4,859 (3)	0.31%	6.28
	–	–	–	15,690(4)	1.01%	2.36
	–	–	–	25,424(8)	1.64%	2.36
	–	–	–	15,241(5)	0.98%	3.74
	–	–	–	11,609(6)	0.75%	6.03
	–	–	–	8,857 (9)	0.57%	6.03
	–	–	–	15,322(7)	0.99%	5.43
Other executive officers as a group	–	–	–	14,292(3)	0.92%	6.28
	–	–	–	875 (12)	0.06%	4.16
	–	–	–	33,031(4)	2.13%	2.36
	–	–	–	54,236(8)	3.50%	2.36
	–	–	–	5,000 (13)	0.32%	3.22
	–	–	–	39,302(5)	2.53%	3.74
	–	–	–	3,200 (14)	0.21%	5.13
	–	–	–	3,759 (15)	0.24%	5.32
	–	–	–	9,565 (16)	0.62%	5.32
	–	–	–	39,936(6)	2.58%	6.03
	–	–	–	17,713(9)	1.14%	6.03
	–	–	–	2,300 (17)	0.15%	9.32
	–	–	–	8,226 (11)	0.53%	8.64
	–	–	–	52,516(7)	3.39%	5.43
All of the directors and executive officers as a group	–	–	–	49,864(3)	3.22%	6.28
	–	–	–	875 (12)	0.06%	4.16
	–	–	–	128,375(4)	8.28%	2.36
	–	–	–	125,415(8)	8.09%	2.36
	–	–	–	5,000 (13)	0.32%	3.22
	–	–	–	160,762(5)	10.37%	3.74
	–	–	–	3,200 (14)	0.21%	5.13
	–	–	–	3,759 (15)	0.24%	5.32
	–	–	–	9,565 (16)	0.62%	5.32
	–	–	–	128,348(6)	8.28%	6.03
	–	–	–	55,556(9)	3.58%	6.03
	–	–	–	2,300 (17)	0.15%	9.32
	–	–	–	6,297 (11)	0.41%	5.68
	–	–	–	8,226 (11)	0.53%	8.64
	–	–	–	163,651(7)	10.55%	5.43
Total	110,298	100%	4.94	3851,193	54.89%	4.40

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

(7)
Those RSUs will vest on the fifth anniversary date of the grant in October 2011 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

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

(9)
Those RSUs will vest on the fifth anniversary date of the grant in October 2010 but are subject to early vesting on the third or fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the early vesting is up to 100% of the units on the third or fourth anniversary date of the grant.

(10)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(11)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in April 2011.
(12)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2008.
(13)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2009.
(14)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2010.
(15)	Those RSUs will vest at a rate of 1/3 annually commencing on the third anniversary date of the grant in July 2010.
(16)
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

(17)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2011.

Escrowed Securities

To our knowledge as at November 1, 2011, none of the equity securities of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2011 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100%	4,090,588	14.21%	92.85%
Fiducie Germain Lamonde (3)	1,900,000	6%	–	–	5.50%
G. Lamonde Investissements Financiers inc. (4)	29,743,000	94%	4,000,000	13.90%	86.16%
EdgePoint Investment Group, Inc.	–	–	2,891,500	10.05%	*
Brown Investment Advisory, Inc.	–	–	1,558,333	5.41%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2011 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde, 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc. and 4,000,000 subordinate voting shares held of record by G. Lamonde Investissements Financiers inc.

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

During the last three years, Mr. Lamonde and his related companies have maintained majority ownership of EXFO. Mr. Lamonde converted five million multiple voting shares into subordinate voting shares in fiscal 2011 and sold one million of those subordinate voting shares on the open market.  (Only subordinate voting shares can be traded on open market). EdgePoint Investment Group has been EXFO’s second-largest shareholder during the last two years, holding more than 10% of the company’s subordinate voting shares. Brown Investment Advisory purchased more than 1.6 million (5%) of EXFO’s subordinate voting shares in fiscal 2011 to become the company’s third-largest shareholder, while Empire Financial Group and Renaissance Technologies LLC no longer hold more than 5% of EXFO’s subordinate voting shares.

As at November 14, 2011, 28,781,111 subordinate voting shares were outstanding. Approximately 98.2% (28,252,910) of our subordinate voting shares were held in bearer form and the remainder (528,201 subordinate voting shares) was held by 218 record holders. As at November 14, 2011, we believe approximately 61.22% of our outstanding subordinate voting shares were held in the United States.

B.	Related Party Transactions

 Indebtedness of Directors, Executive Officers and Employees

As of September 1, 2011 until the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Valuation and qualifying accounts are as follows (in thousands of US dollars):

Valuation allowance on future income tax assets

	Years ended August 31,

	2011	2010	2009

Balance – Beginning of year	$21,277	$15,458	$14,393
Change charged to earnings	5,049	3,185	777
Change in tax rates	−	−	366
Business combination/disposal	6,823	3,065	−
Foreign currency translation adjustment	1,367	(431)	(78)

Balance – End of year	$34,516	$21,277	$15,458

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,

	2011		2010		2009

Export Sales	$238,757	89%	$184,479	91%	$135,751	89%
Domestic Sales	30,986	11	18,278	9	17,331	11

	$269,743	100%	$202,757	100%	$153,082	100%

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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Appeals of the opinion granting final approval were filed, all of which were disposed of except the appeals filed by one objector were remanded to the district court to determine standing to appeal. On August 25, 2011, the district court issued an order holding that the final objector had no standing to appeal.  The objector has appealed that decision.  Given that the district court’s August 25, 2011 remains subject to appeal, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the year ended August 31, 2011 to be immaterial.

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

B.	Significant changes

No significant changes occurred since the date of our annual consolidated financial statements.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2006 to August 31, 2007	7.57	4.89	8.85	5.55
September 1, 2007 to August 31, 2008	7.28	3.92	7.35	3.97
September 1, 2008 to August 31, 2009	4.73	2.13	5.16	2.50
September 1, 2009 to August 31, 2010	6.59	2.81	6.70	3.10
September 1, 2010 to August 31, 2011	12.96	5.28	12.56	5.50

2010 1st Quarter	3.85	2.81	4.13	3.10
2010 2nd Quarter	6.00	3.65	6.25	3.82
2010 3rd Quarter	6.59	4.79	6.70	5.12
2010 4th Quarter	5.99	4.95	6.15	5.25

2011 1st Quarter	6.35	5.28	6.44	5.50
2011 2nd Quarter	11.90	6.19	11.83	6.31
2011 3rd Quarter	12.96	7.89	12.56	7.61
2011 4th Quarter	9.47	5.90	9.27	5.85

2011 May	10.10	8.42	9.66	8.50
2011 June	9.47	7.44	9.27	7.22
2011 July	8.18	7.26	7.89	6.94
2011 August	7.67	5.90	7.52	5.85
2011 September	8.23	6.13	8.24	6.40
2011 October	6.21	5.42	6.18	5.51
2011 November	6.27	5.60	6.34	5.72
(until November 14)

C.	Markets

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

On November 14, 2011, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$5.89 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$6.10 per share.

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

(e)	any other person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis.

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

Any of the above is subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described here.

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

 Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 15% for dividends received before January 1, 2013, provided such holder holds the subordinate voting shares for at least 60 days and certain other conditions are satisfied, including, as we believe to be the case, that we are not a “passive foreign investment company”. For dividends received after December 31, 2012, the tax rate will be 39.6%, subject to possible legislative change. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, such dividends should generally constitute foreign source “passive category income” or, in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from non-U.S. corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above.  U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on dividends received on subordinate voting shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

A U.S. Holder’s initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder’s adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading “Dividends.” Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2013 of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 15%, and 20% thereafter, subject to possible legislative change. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

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

 Passive Foreign Investment Company

We believe that our subordinate voting shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations as well as the composition and valuation of our assets. In particular, a significant portion of our gross assets is comprised of cash and short-term investments, which the PFIC rules treat as passive without regard to the purpose for which we hold those assets. If the proportion of these passive assets were to increase relative to the fair market value of our other assets, we may be treated as a passive foreign investment company. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

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

This discussion is based on the current provisions of the ITA and the Convention and on the regulations promulgated under the ITA, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this Annual Report and the current published administrative practices of the Canada Revenue Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

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

 Market Risk

 Currency Risk

Our principal measurement currency is the Canadian dollar. In addition, we have adopted the US dollar as our reporting currency. We are exposed to currency risk due to our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by certain operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars and forward exchange contracts. The decrease in the strength of the US dollar, compared to the Canadian dollar, over the last couple of years caused our operating expenses to increase as some of these expenses are denominated in Canadian dollars. Any decrease in the value of the US dollar compared to the Canadian dollar and the euro in the upcoming months will negatively affect our results of operations.

We enter into forward exchange contracts to manage the risk of exchange rate fluctuations between the Canadian and the US dollar on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for trading or speculative purposes. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

The following table summarizes the forward exchange contracts in effect as at August 31, 2011, classified by expected transaction dates, none of which exceed two fiscal  years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,

	2012	2013

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$27,500	$11,400
Weighted average contractual forward rates	1.0555	1.0063

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $597,000 and $2.3 million as at August 31, 2010 and 2011 respectively.

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at August 31, 2010 and 2011:

	As at August 31,

	2011		2010

	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$10,553	€1,502	$6,947	€1,287
Accounts receivable	25,040	4,332	30,218	3,860
	35,593	5,834	37,165	5,147
Financial liabilities
Accounts payable and accrued liabilities	8,706	37	8,932	438
Forward exchange contracts (nominal amount)	5,400	–	5,900	–
	14,106	37	14,832	438
Net exposure	$21,487	€5,797	$22,333	€4,709

The value of the Canadian dollar compared to the US dollar was CA$1.0665 = US$1.00 and CA$0.9784 = US$1.00 as at August 31, 2010 and 2011 respectively.

The value of the Canadian dollar compared to the euro was CA$1.3515 = €1.00 and CA$1.4094 = €1.00 as at August 31, 2010 and 2011 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2010 and 2011:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2.1 million, or $0.03 per diluted share, and $1.9 million, or $0.03 per diluted share, as at August 31, 2010 and 2011 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $621,000, or $0.01 per diluted share, and $831,000, or $0.01 per diluted share, as at August 31, 20010 and 2011 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $3.2 million and $2.4 million as at August 31, 2010 and 2011 respectively.

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

Interest rate risk

We  are  exposed  to  interest  rate  risks  through  our  short-term  investments,  our bank loan and our long-term debt.

Short-term investments

Short-term investments consist of the following (in thousands of US dollars):

	As at August 31,

	2011	2010

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 1.0% to 1.3% in 2011 and 0.6% to 0.9% in 2010, maturing between September and November 2011 in fiscal 2011, and in September and October 2010 in fiscal 2010	$31,765	$6,383
Bankers acceptance denominated in Canadian dollars, bearing interest at annual rates of 1.0% to 1.2% in fiscal 2011 and 0.8% in 2010, maturing in September and November 2011 in fiscal 2011, and September 2010 in fiscal 2010	15,326	3,996
	$47,091	$10,379

The fair value of our short-term investments based on market value amounted to $10.4 million and $47.1 million as at August 31, 2010 and 2011 respectively.

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

Bank loan

As at August 31, 2011, our bank loan, in the amount of $784,000, bears interest at 7.2%. The fair value of the bank loan approximates its carrying value due to its short-term maturity.

Long-term debt

As at August 31, 2011, our long-term debt, in the amount of $1.6 million, bears interest at an annual rate of 2.95% and matures in December 2013. The fair value of the long-term debt approximates its carrying value due to its relatively short-term maturity.

Other financial instruments

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2011, our short-term investments consist of debt instruments issued by twelve (nine as at August 31, 2010) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1.2 million and $1.2 million as at August 31, 2010 and 2011 respectively. Bad debt expense amounted to $967,000, $24,000 and $91,000 for the years ended August 31, 2009, 2010 and 2011 respectively.

In fiscal 2010 and 2011, no customer represented more than 10% of our sales. In fiscal 2009, one customer represented more than 10% of our sales with 13.1% ($20.0 million).

The following table summarizes the age of trade accounts receivable (in thousands of US dollars):

	As at August 31,

	2011	2010

Current	$33,149	$38,663
Past due, 0 to 30 days	7,299	6,787
Past due, 31 to 60 days	2,590	1,991
Past due, more than 60 days, less allowance for doubtful accounts of $1,243 and $1,245 as at August 31, 2010 and 2011 respectively.	2,113	2,749
Total accounts receivable	$45,151	$50,190

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following tables summarize the contractual maturity of our financial liabilities (in thousands of US dollars):

	As at August 31, 2011

	0-12 months	13-24 months	25-36 months

Bank loan	$784	$–	$–
Accounts payable and accrued liabilities	30,319	–	–
Long-term debt	645	645	323
Other liabilities	–	201	–
Forward exchange contracts
Outflow	27,500	11,400	–
Inflow	(29,668)	(11,725)	–
Total	$29,580	$521	$323

	As at August 31, 2010

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,711	$–	$–	$–
Long-term debt	568	568	568	283
Other liabilities	–	295	–	–
Forward exchange contracts
Outflow	29,500	20,400	1,500	–
Inflow	(30,141)	(20,662)	(1,508)	–
Total	$29,638	$601	$560	$283

As at August 31, 2011, we had $69.9 million in cash and short-term investments and $45.2 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $15.5 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $16.5 million for foreign currency exposure related to our forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2011.

(b) Management’s Annual Report on Internal Control over Financial Reporting

EXFO’s management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.1

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in Canada, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

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

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2011.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the consolidated financial statements contained in this Annual Report and has issued an attestation report on management’s assessment of EXFO’s internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of EXFO’s internal control over financial reporting as at August 31, 2011, as stated in its attestation report, which is included  on pages F-1, F-2 and F-3 of this Annual Report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Guy Marier, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Marier is independent of management, in accordance with the CSA Standards as described in Item 6C – Board Practices of this Annual Report. For a description of Mr. Marier’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard, Mr. Darryl Edwards, Mr. Pierre Marcouiller, Ms. Susan Louise Spradley and Mr. David A. Thompson, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

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

A copy of those policies has been filed respectively as exhibits 11.1 through 11.4 inclusively to our fiscal year 2011 Annual Report on Form 20-F. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2010 and August 31, 2011, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $539,000 and $334,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2010 and August 31, 2011, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $146,000 and $86,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements and the IFRS convergence project.

Tax Fees

During the financial years ended August 31, 2010 and August 31, 2011, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $188,000 and $112,000, respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

During the financial year ended August 31, 2010, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amount of $25,000, for due-diligence-related work for the acquisition of NetHawk Oyj. No other fees were billed in fiscal 2011.

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

During the financial year ended on August 31, 2011, 100% of tax fees were approved by the Audit Committee pursuant to this policy. During the financial year ended on August 31, 2011, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On November 5, 2010, we announced the approval of the renewal of the share repurchase program effective from November 10, 2010 to November 9, 2011, by way of a normal course issuer bid on the open market of up to 2,012,562 subordinate voting shares (“2010 NCIB”). On November 7, 2011, we announced the approval of the renewal of the share repurchase program effective from November 10, 2011 and provided to expire on November 9, 2012, by way of a normal course issuer bid on the open market of up to 575,690 subordinate voting shares (“2011 NCIB”). As of the date of this filing, the 2011 NCIB is still in effect.

Since September 1, 2010 and until November 9, 2011, we spent approximately US$203,521 (including fees) to repurchase 34,946 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From Oct. 1 2011	21,664	–	5.62	21,664	1,990,898
To Oct. 1, 2011
From Nov. 1 2011	13,282	–	5.91	13,282	1,977,616
To Nov. 9, 2011
Total	34,946			34,946

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ National Market. A copy of the Corporation’s Corporate Governance Policies are included as Exhibits 11.1 to 11.9 to this Annual Report on Form 20-F.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-4 to F-43.

Item 19.	Exhibits

Number	Exhibit
1.1	Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
1.2	Amended By-laws of EXFO (incorporated by reference to Exhibit 1.2 of EXFO’s Annual Report on Form-20F dated January 15, 2003, File No. 000-30895).
1.3	Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO’s Annual Report on Form 20-F dated January 18, 2001, File No. 000-30895).
1.4	Certificate of Amendment, Canada Business Corporations Act (incorporated by reference to Exhibit 10.1 of EXFO’s Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).
1.5	Certificate of Amendment (Change of Name), Canada Business Corporations Act (incorporated by reference to Exhibit 1.5 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
2.1	Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
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
4.44
Share Transfer Agreement by and among GEXFO Distribution Internationale Inc. and AWS Holding AB (PicoSolve AB) and Patent Transfer Agreement by and among EXFO Electro-Optical Engineering Inc. and Starta Eget Boxen 11629 AB dated February 5, 2009 (incorporated by reference to Exhibit 4.44 of EXFO’s Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).

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

4.49
Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated November 7, 2011 (incorporated by reference to EXFO’s report on Form 6-K dated November 7, 2011, file No. 000-30895).

8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistle Blower) (incorporated by reference to Exhibit 11.4 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.5	Audit Committee Charter.
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.7	Corporate Governance Practices.
11.8	Majority Voting Policy.
11.9	Independent Members Committee Charter.
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EXFO INC.

By:           /s/ Germain Lamonde
Name:      Germain Lamonde
Title:        Chairman of the Board, President
 and Chief Executive Officer

Date:       November 23, 2011

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
Disclosed in this report any change in EXFO's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, EXFO's internal control over financial reporting; and

5.
EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's board of directors:

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

Date: November 23, 2011

/s/ Germain Lamonde
Germain Lamonde
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Inc., hereby certifies, that:

1.	The Annual Report of Form 20-F for the year ended August 31, 2011 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:  November 23, 2011

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
Disclosed in this report any change in EXFO's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, EXFO's internal control over financial reporting; and

5.
EXFO's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to EXFO's auditors and the audit committee of EXFO's board of directors:

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

Date: November 23, 2011

/s/ Pierre Plamondon
Pierre Plamondon, CA
Vice-President Finance
and Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Inc., hereby certifies, that:

1.	The Annual Report of Form 20-F for the year ended August 31, 2011 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:  November 23, 2011

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

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc. and its subsidiaries' 2011, 2010 and 2009 consolidated financial statements and their internal control over financial reporting as at August 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2011 and August 31, 2010, and the consolidated statement of accumulated other comprehensive income for each of the two years in the period ended August 31, 2011, and the consolidated statements of earnings, comprehensive income (loss), retained earnings and contributed surplus and cash flows for each of the three years in the period ended August 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information. We have also audited the consolidated financial statement schedule, Valuation and Qualifying Accounts in Item 8.A. of this Annual Report on Form 20-F.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and of the consolidated financial statement schedule and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements and the consolidated financial statement schedule.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2011 and August 31, 2010 and the results of their operations and cash flows for each of the three years in the period ended August 31, 2011 in accordance with Canadian generally accepted accounting principles. Furthermore, in our opinion, the consolidated financial statement schedule, Valuation and Qualifying Accounts, in Item 8.A. of this Annual Report on Form 20-F presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Report on internal control over financial reporting
We have also audited EXFO Inc. and its subsidiaries' internal control over financial reporting as at August 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, appearing in Item 15 on page 126 of this Annual Report on Form 20-F.

Auditor's responsibility
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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2011 based on criteria established in Internal Control – Integrated Framework, issued by COSO.

/s/ PricewaterhouseCoopers LLP 1

Quebec City, Quebec, Canada
October 11, 2011, except Note 16 (e) which is as of November 7, 2011

1 Chartered accountant auditor permit No. 18144

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2011	2010
Assets

Current assets
Cash	$22,771	$21,440
Short-term investments (note 7)	47,091	10,379
Accounts receivable (note 7)
Trade	45,151	50,190
Other	6,329	5,217
Income taxes and tax credits recoverable	5,414	2,604
Inventories (note 8)	52,754	40,328
Prepaid expenses	3,237	2,816
Future income taxes (note 19)	6,130	6,191
Current assets held for sale (note 4)	–	3,991

	188,877	143,156

Tax credits recoverable	36,627	29,397
Forward exchange contracts (note 7)	149	–
Property, plant and equipment (note 9)	30,566	23,455
Intangible assets (note 10)	22,901	27,947
Goodwill (notes 3, 5 and 10)	30,942	29,355
Future income taxes (note 19)	11,024	12,884
Long-term assets held for sale (note 4)	–	7,308

	$321,086	$273,502
Liabilities

Current liabilities
Bank loan	$784	$–
Accounts payable and accrued liabilities (note 12)	32,137	30,870
Income taxes payable	876	426
Current portion of long-term debt (note 13)	645	568
Deferred revenue	10,590	10,354
Current liabilities related to assets held for sale (note 4)	–	2,531

	45,032	44,749

Deferred revenue	5,704	5,775
Long-term debt (note 13)	968	1,419
Other liabilities	723	603
Future income taxes (note 19)	4,913	–
Long-term liabilities related to assets held for sale (note 4)	–	537

	57,340	53,083
Commitments (note 14)
Contingency (note 15)

Shareholders’ equity
Share capital (note 16)	110,341	106,126
Contributed surplus	18,017	18,563
Retained earnings	69,877	50,528
Accumulated other comprehensive income	65,511	45,202

	263,746	220,419

	$321,086	$273,502

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Guy Marier
GERMAIN LAMONDE	GUY MARIER
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2011	2010	2009

Sales (note 21)	$269,743	$202,757	$153,082

Cost of sales (1,2) (note 8)	100,296	73,901	57,897

Gross margin	169,447	128,856	95,185

Operating expenses
Selling and administrative (1)	87,062	66,612	58,067
Net research and development (1) (note 18)	47,927	37,847	27,213
Amortization of property, plant and equipment	6,772	5,757	4,453
Amortization of intangible assets	9,183	7,773	5,033
Restructuring charges (note 5)	–	–	963
Impairment of goodwill (note 5)	–	–	21,713
Total operating expenses	150,944	117,989	117,442

Earnings (loss) from operations	18,503	10,867	(22,257)

Interest and other income (expenses)	511	(292)	592
Foreign exchange gain (loss)	(3,808)	(1,496)	1,074

Earnings (loss) before income taxes (note 19)	15,206	9,079	(20,591)

Income taxes (note 19)	8,783	5,529	266

Net earnings (loss) from continuing operations	6,423	3,550	(20,857)

Net earnings from discontinued operations (note 4)	12,926	3,069	4,272

Net earnings (loss) for the year	$19,349	$6,619	$(16,585)

Basic net earnings (loss) from continuing operations per share	$0.11	$0.06	$(0.34)

Diluted net earnings (loss) from continuing operations per share	$0.10	$0.06	$(0.34)

Basic net earnings (loss) per share	$0.32	$0.11	$(0.27)

Diluted net earnings (loss) per share	$0.31	$0.11	$(0.27)

Basic weighted average number of shares outstanding (000’s)	60,000	59,479	61,845

Diluted weighted average number of shares outstanding (000’s) (note 20)	61,488	60,616	61,845

(1) Stock-based compensation costs included in:
Cost of sales	$224	$138	$133
Selling and administrative	$1,281	$1,042	$782
Net research and development	$487	$470	$383
Net earnings from discontinued operations	$264	$136	$111

(2) The cost of sales is exclusive of amortization, shown separately.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)

	Years ended August 31,
	2011	2010	2009

Net earnings (loss) for the year	$19,349	$6,619	$(16,585)
Foreign currency translation adjustment	19,399	3,728	(10,671)
Changes in unrealized losses on short-term investments	2	–	22
Unrealized gains (losses) on forward exchange contracts	3,413	940	(1,467)
Reclassification of realized (gains) losses on forward exchange contracts in net earnings (loss)	(2,191)	(1,022)	3,167
Future income tax effect of the above items	(314)	24	(528)

Comprehensive income (loss)	$39,658	$10,289	$(26,062)

Accumulated other comprehensive income

	Years ended August 31,
	2011	2010

Foreign currency translation adjustment
Cumulative effect of prior years	$44,186	$40,458
Current year	19,399	3,728

	63,585	44,186
Unrealized gains on forward exchange contracts
Cumulative effect of prior years	1,018	1,076
Current year, net of realized gains and future income taxes	908	(58)

	1,926	1,018

Unrealized losses on short-term investments
Cumulative effect of prior years	(2)	(2)
Current year	2	–

	–	(2)

Accumulated other comprehensive income	$65,511	$45,202

Total retained earnings and accumulated other comprehensive income amounted to $95,730 and $135,388 as at August 31, 2010 and 2011, respectively.

EXFO Inc.
Consolidated Statements of Retained Earnings and Contributed Surplus

(in thousands of US dollars)

Retained earnings

	Years ended August 31,
	2011	2010	2009

Balance – Beginning of year	$50,528	$43,909	$60,494

Add (deduct)
Net earnings (loss) for the year	19,349	6,619	(16,585)

Balance – End of year	$69,877	$50,528	$43,909

Contributed surplus

	Years ended August 31,
	2011	2010	2009

Balance – Beginning of year	$18,563	$17,758	$5,226

Add (deduct)
Stock-based compensation costs	2,217	1,756	1,407
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 16)	(2,763)	(954)	(540)
Discount on redemption of share capital (note 16)	–	3	11,665

Balance – End of year	$18,017	$18,563	$17,758

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2011	2010	2009
Cash flows from operating activities
Net earnings (loss) for the year	$19,349	$6,619	$(16,585)
Add (deduct) items not affecting cash
Change in discount on short-term investments	(42)	19	597
Stock-based compensation costs	2,256	1,786	1,409
Amortization	15,973	13,729	9,674
Deferred revenue	(1,262)	3,672	1,706
Gain on disposal of discontinued operations (note 4)	(13,212)	–	–
(Gain) loss on disposal of capital assets	(568)	–	237
Impairment of goodwill (note 5)	–	–	21,713
Future income taxes	7,032	5,787	(300)
Change in unrealized foreign exchange gain/loss	2,130	471	(1,955)
	31,656	32,083	16,496
Change in non-cash operating items
Accounts receivable	10,066	(22,522)	9,654
Income taxes and tax credits	(6,714)	(4,073)	(3,391)
Inventories	(8,751)	(9,302)	2,624
Prepaid expenses	(232)	105	(350)
Accounts payable and accrued liabilities	(2,775)	5,168	(2,409)
Other liabilities	60	308	–
	23,310	1,767	22,624
Cash flows from investing activities
Additions to short-term investments	(516,674)	(233,388)	(438,460)
Proceeds from disposal and maturity of short-term investments	481,945	285,805	456,612
Additions to capital assets	(12,164)	(8,966)	(6,945)
Proceeds from disposal of capital assets	568	–	–
Net proceeds from disposal of discontinued operations (note 4)	22,063	–	–
Business combinations, net of cash acquired (note 3)	(1,049)	(33,042)	(2,414)
	(25,311)	10,409	8,793
Cash flows from financing activities
Bank loan	772	–	–
Repayment of long-term debt	(619)	(274)	–
Redemption of share capital	–	(14)	(26,871)
Exercise of stock options	1,452	343	56
	1,605	55	(26,815)

Effect of foreign exchange rate changes on cash	1,058	(733)	95

Change in cash	662	11,498	4,697
Cash – Beginning of year	22,109	10,611	5,914
Cash – End of year	$22,771	$22,109	$10,611

Supplementary information
Interest paid	$159	$34	$23
Income taxes paid	$1,878	$796	$86

Cash related to:
Continuing operations	$22,771	$21,440	$9,777
Discontinued operations (note 4)	–	669	834
	$22,771	$22,109	$10,611

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities

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

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting. They are entered into by the company to hedge anticipated US dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

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

Interest income on short-term investments is recorded in the interest and other income (expenses) line item in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value.

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost, less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

Term
Land improvements	5 years
Buildings	20 and 25 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology, customer relationships and software, net of accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and customer relationships and four and nine years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on discounted future cash flows. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of the impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the fair value of its net identifiable assets. The company performs its annual impairment test in the third quarter of each fiscal year for all its existing reporting units (note 5).

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

The company’s multiple deliverable revenue arrangements may include tangible products (software and/or non-software components), extended warranties, maintenance contracts, post-contract customer support (PCS) on software components as well as installation.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Since September 1, 2010, when a sales arrangement contains multiple elements and software and non-software components function together to deliver the tangible products’ essential functionality, the company allocates revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (“VSOE”) of fair value if available, third-party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE are available.

The company establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in some instances, using the price established by management having the relevant authority. TPE of selling price is established by evaluating similar and interchangeable competitor goods or services in sales to similarly situated customers. When VSOE or TPE are not available, the company uses BESP. The company establishes BESP using historical selling price trends, if available, and considering multiple factors including, but not limited to, geography, market conditions, competitive landscape, internal costs and pricing practices. When determining BESP, the company’s management applies judgment when establishing pricing strategies and evaluating market conditions and product lifecycles. The determination of BESP is made through consultation with and approval by the company’s management. The company may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve, the company may modify its pricing practices in the future, which may result in changes in BESP. The aforementioned factors may result in a different allocation of revenue to the deliverables in multiple-element arrangements from the current period, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

Maintenance contracts are usually offered to customers for periods of twelve to thirty-six months. They generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis as well as customer service. They qualify as a separate unit of accounting. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis. The selling price of the maintenance contracts is determined using VSOE.

Extended warranties are usually offered to customers for periods of twelve to forty-eight months. They qualify as a separate unit of accounting. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis. The selling price of the extended warranties is determined using BESP.

When a sales arrangement contains multiple elements and software and non-software components do not function together to deliver the tangible products’ essential functionality, the company allocates revenue between the tangible products and the PCS, if any, based on VSOE of selling price of each element. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

Prior to September 1, 2010, for products in which software was incidental, the company recognized revenue when persuasive evidence of an arrangement existed, the product had been delivered, the price was fixed or determinable, and collection of the resulting receivable was reasonably assured. Provisions were made for estimated returns, warranties and support obligations.

For products in which software was not incidental, revenues were separated into two categories: product and post-contract customer support (PCS) revenues, based upon VSOE of fair value. Product revenues for these sales were recognized as described above. PCS revenues were deferred and recognized ratably over the years of the support arrangement. PCS revenues were recognized at the time the product was delivered when provided substantially within one year of delivery, the costs of providing this support were insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements were provided.

Advertising costs

Advertising costs are expensed as incurred.

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

As at August 31, 2010 and 2011, the company had not deferred any development costs.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New accounting standards and pronouncements

Adopted in fiscal 2011

In December 2009, the Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which is applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables”, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The company adopted this standard prospectively to arrangements entered into on or after September 1, 2010 and at the same time it adopted similar new U.S. GAAP requirements (note 22); its adoption had no material effect on its consolidated financial statements. However, the description of the company’s revenue recognition policy has been modified accordingly.

To be adopted after fiscal 2011

The company will cease to prepare its consolidated financial statements in accordance with Canadian GAAP as set out in Part V of the CICA Handbook – Accounting ("Canadian GAAP") for the periods beginning on September 1, 2011, when it will start to apply as its primary basis of accounting the International Financial Reporting Standards published by the International Accounting Standards Board and set out in Part I of the CICA Handbook – Accounting. Consequently, future accounting changes to Canadian GAAP are not discussed in these consolidated financial statements as they will never be applied by the company.

3	Business Combination

On March 12, 2010, the company acquired 91% of the issued and outstanding common shares of NetHawk Oyj. Headquartered in Oulu, Finland, NetHawk Oyj was a privately owned company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators.

On March 15, 2010, the company made a voluntary offer to purchase the remaining issued and outstanding shares; this offer expired on April 30, 2010. Simultaneously, the company entered into a statutory procedure under the Finnish Companies Act by which it acquired the remaining issued and outstanding common shares that were not tendered under the voluntary offer.

Total consideration was comprised of a cash consideration of €37,264,000 (US$51,139,000), including acquisition-related costs of $2,842,000, or €25,121,000 (US$34,438,000), excluding NetHawk’s cash of €12,143,000 (US$16,701,000) at the acquisition date, plus a cash contingent consideration of up to €8,700,000 (US$11,000,000) based on a certain sales volume of NetHawk products over the three years following the acquisition. The cash contingent consideration will be accounted for as additional goodwill when the amounts of any contingent consideration can be reasonably estimated and the outcome of the contingency is resolved. Acquisition-related costs included an amount of $780,000 for a statutory transfer tax payable in Finland based on the purchase price of shares.

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

4	Discontinued Operations

In fiscal 2010, the company engaged in a plan to sell its Life Sciences and Industrial Division to focus its activities in the telecom test and service assurance market. On October 1, 2010, the company closed the sale of that Division for total proceeds of $21,623,000, net of a bank overdraft of $303,000, selling costs of $909,000 and future income taxes of $141,000. As such, this Division has been presented as a discontinued operation in these financial statements. Assets and liabilities for the comparative year ended August 31, 2010 have been reclassified as assets held for sale and liabilities related to assets held for sale; revenues and expenses have been classified as discontinued operations for all years presented.

The results of the discontinued operations are as follows:

	Years ended August 31,

	2011	2010	2009
	(30 days)
Sales	$1,991	$25,359	$19,796
Gross margin	$989	$13,563	$10,801
Earnings (loss) from operations	$(6)	$4,281	$4,179
Gain from disposal of discontinued operations	$13,212	$–	$–
Net earnings from discontinued operations	$12,926	$3,069	$4,272
Basic net earnings from discontinued operations per share	$0.22	$0.05	$0.07
Diluted net earnings from discontinued operations per share	$0.21	$0.05	$0.07

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The assets and liabilities of the discontinued operations as at August 31, 2010 have been reclassified and are presented as assets held for sale and liabilities related to assets held for sale as follows:

Assets

Current assets
Cash	$669
Accounts receivable	84
Income taxes and tax credits recoverable	188
Inventories	2,670
Prepaid expenses	158
Future income taxes	222

Current assets held for sale	3,991

Tax credits recoverable	2,142
Property, plant and equipment	349
Intangible assets	48
Goodwill	4,769

Long-term assets held for sale	7,308

$11,299
Liabilities

Current liabilities related to assets held for sale	$2,531

Long-term liabilities related to assets held for sale	537

$3,068

5	Special Charges

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

Restructuring charges

During fiscal 2009, the company implemented a restructuring plan to align its cost structure to the existing economic and market conditions. Under that plan, the company recorded charges of $1,171,000 in severance expenses for the 65 employees who were terminated throughout the company. From that amount, $963,000 were included in the restructuring charges in the statement of earnings for the year ended August 31, 2009 and the remaining amount of $208,000 was included in net earnings from discontinued operations in the statement of earnings for that year.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in restructuring charges payable since August 31, 2008:

Year ended August 31, 2010

	Balance as at August 31, 2009	Additions		Payments	Balance as at August 31, 2010
Fiscal 2009 plan
Severance expenses	$24	$	−	$(24)	$	−

Year ended August 31, 2009

	Balance as at August 31, 2008		Additions	Payments	Balance as at August 31, 2009
Fiscal 2009 plan
Severance expenses	$	−	$963	$(939)	$24

Fiscal 2008 plan
Severance expenses		292	−	(292)	−

Total for all plans		$292	$963	$(1,231)	$24

6	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

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

The capital of the company amounted to $175,217,000 and $198,235,000 as at August 31, 2010 and 2011, respectively.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Classification

Financial assets

Cash	Held for trading
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Forward exchange contracts	Cash flow hedge

Financial liabilities

Bank loan	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Other liabilities	Other financial liabilities
Forward exchange contracts	Cash flow hedge

Held for trading, available for sale and forward exchange contracts are subsequently measured at fair value. Loans and receivables and other financial liabilities are subsequently measured at amortized cost using the effective interest method.

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

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2011, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2011 to August 2012	$27,500	1.0555
September 2012 to July 2013	11,400	1.0063
Total	$38,900	1.0411

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $597,000 and $2,278,000 as at August 31, 2010 and 2011, respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Based on the portfolio of forward exchange contracts as at August 31, 2011, the company estimates that the portion of the unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,701,000.

As at August 31, 2011, forward exchange contracts, in the amount of $1,701,000, are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $149,000, are presented as long-term assets in forward exchange contracts in the balance sheet. As at August 31, 2010, forward exchange contracts, in the amount of $754,000, were presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $232,000, were presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 12).

During the years ended August 31, 2009, 2010 and 2011, the company recognized within its sales foreign exchange gains (losses) on forward exchange contracts of ($3,178,000), $1,517,000 and $2,795,000, respectively.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2010 and 2011:

	As at August 31,

	2011		2010

	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$10,553	€1,502	$6,947	€1,287
Accounts receivable	25,040	4,332	30,218	3,860
	35,593	5,834	37,165	5,147
Financial liabilities
Accounts payable and accrued liabilities	8,706	37	8,932	438
Forward exchange contracts (nominal value)	5,400	–	5,900	–
	14,106	37	14,832	438
Net exposure	$21,487	€5,797	$22,333	€4,709

The value of the Canadian dollar compared to the US dollar was CA$1.0665 = US$1.00 and CA$0.9784 = US$1.00 as at August 31, 2010 and 2011, respectively.

The value of the Canadian dollar compared to the euro was CA$1.3515 = €1.00 and CA$1.4094 = €1.00 as at August 31, 2010 and 2011, respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2010 and 2011:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,101,000, or $0.03 per diluted share, and $1,943,000, or $0.03 per diluted share, as at August 31, 2010 and 2011, respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $621,000, or $0.01 per diluted share, and $831,000, or $0.01 per diluted share, as at August 31, 2010 and 2011, respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $3,238,000 and $2,404,000 as at August 31, 2010 and 2011, respectively.

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

Interest rate risk

The company is exposed to interest rate risks through its short-term investments, its bank loan and its long-term debt.

Short-term investments

Short-term investments consist of the following:

	As at August 31,

	2011	2010

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 1.0% to 1.3% in fiscal 2011 and 0.6% to 0.9% in fiscal 2010, maturing between September and November 2011 in fiscal 2011, and in September and October 2010 in fiscal 2010	$31,765	$6,383
Bankers acceptance denominated in Canadian dollars, bearing interest at annual rates of 1.0% to 1.2% in fiscal 2011 and 0.8% in fiscal 2010, maturing in September and November 2011 in fiscal 2011 and in September 2010 in fiscal 2010	15,326	3,996
	$47,091	$10,379

The fair value of short-term investments based on market value amounted to $10,379,000 and $47,091,000 as at August 31, 2010 and 2011, respectively.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to a significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Bank loan

As at August 31, 2011, the company’s bank loan, in the amount of $784,000, bears interest at 7.2%. The fair value of the bank loan approximates its carrying value due to its short-term maturity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-term debt

As at August 31, 2011, the company’s long-term debt, in the amount of $1,613,000, bears interest at an annual rate of 2.95% and matures in December 2013 (note 13). The fair value of the long-term debt approximates its carrying value due to its relatively short-term maturity.

Other financial instruments

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose fair value approximates their carrying value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2011, the company’s short-term investments consist of debt instruments issued by twelve (nine as at August 31, 2010) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1,243,000 and $1,245,000 as at August 31, 2010 and 2011, respectively. Bad debt expense amounted to $967,000, $24,000 and $91,000 for the years ended August 31, 2009, 2010 and 2011, respectively.

In fiscal 2010 and 2011, no customer represented more than 10% of sales. In fiscal 2009, one customer represented more than 10% of sales with 13.1% ($20,049,000).

The following table summarizes the age of trade accounts receivable:

	As at August 31,

	2011	2010

Current	$33,149	$38,663
Past due, 0 to 30 days	7,299	6,787
Past due, 31 to 60 days	2,590	1,991
Past due, more than 60 days, less allowance for doubtful accounts of $1,243 and $1,245 as at August 31, 2010 and 2011, respectively	2,113	2,749
Total accounts receivable	$45,151	$50,190

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,

	2011	2010

Balance – Beginning of year	$1,243	$1,220
Addition charged to earnings	148	150
Write-off of uncollectible accounts	(111)	–
Recovery of uncollectible accounts	(35)	(127)

Balance – End of year	$1,245	$1,243

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2011

	0-12 months	13-24 months	25-36 months

Bank loan	$784	$–	$–
Accounts payable and accrued liabilities	30,319	–	–
Long-term debt	645	645	323
Other liabilities	–	201	–
Forward exchange contracts
Outflow	27,500	11,400	–
Inflow	(29,668)	(11,725)	–
Total	$29,580	$521	$323

	As at August 31, 2010

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,711	$–	$–	$–
Long-term debt	568	568	568	283
Other liabilities	–	295	–	–
Forward exchange contracts
Outflow	29,500	20,400	1,500	–
Inflow	(30,141)	(20,662)	(1,508)	–
Total	$29,638	$601	$560	$283

As at August 31, 2011, the company had $69,862,000 in cash and short-term investments and $45,151,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $15,465,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $16,465,000 for foreign currency exposure related to its forward exchange contracts (note 11).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Inventories

	As at August 31,

	2011	2010

Raw materials	$30,280	$21,505
Work in progress	2,206	1,975
Finished goods	20,268	16,848

	$52,754	$40,328

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $2,982,000, $2,664,000 and $3,577,000 for the years ended August 31, 2009, 2010 and 2011, respectively.

9	Property, Plant and Equipment

	As at August 31,

	2011		2010

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$4,705	$1,317	$2,287	$1,200
Buildings	17,346	5,868	14,395	4,987
Equipment	44,034	32,470	39,734	28,282
Leasehold improvements	3,255	2,061	2,976	1,468
Asset under construction (note 14)	2,942	–	–	–

	72,282	$41,716	59,392	$35,937
Less:
Accumulated amortization	41,716		35,937

	$30,566		$23,455

As at August 31, 2009, 2010 and 2011, unpaid purchases of property, plant and equipment amounted to $348,000, $391,000 and $2,056,000, respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Intangible Assets and Goodwill

Intangible assets

	As at August 31,

	2011		2010

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$27,215	$14,455	$34,858	$17,496
Customer relationships	7,519	2,211	6,615	622
Brand name	749	220	659	62
Software	13,722	9,418	11,557	7,562

	49,205	$26,304	53,689	$25,742
Less:
Accumulated amortization	26,304		25,742

	$22,901		$27,947

Estimated amortization expense for intangible assets in each of the next five fiscal years amounts to $8,203,000 in 2012, $7,034,000 in 2013, $4,658,000 in 2014, $2,488,000 in 2015 and $284,000 in 2016.

Additions to intangible assets for the years ended August 31, 2009, 2010 and 2011 amounted to $2,543,000, $19,369,000 and $1,763,000 respectively.

Goodwill

Changes in the carrying value of goodwill are as follows:

	Years ended August 31,

	2011	2010

Balance – Beginning of year	$29,355	$17,840
Addition from business combination (note 3)	–	12,560
Foreign currency translation adjustment	1,587	(1,045)

Balance – End of year	$30,942	$29,355

11	Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$15,331,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2011, an amount of CA$4,972,000 (US$5,082,000) was drawn from theses lines of credit for letters of guarantee in the normal course of the company’s operations. From this amount, the company had $682,000 worth of letters of guarantee for its own selling and purchase requirements, and the remainder of $4,400,000 was used by the company to secure its line of credit in CNY. These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company line of credit, in CNY, provides for advances of up to US$4,000,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2011, an amount of CNY5,000,000 (US$784,000) was drawn from that line of credit.

Finally, the company has lines of credit of US$20,050,000 for the foreign currency risk exposure related to its forward exchange contracts (note 7). As at August 31, 2011, an amount of US$3,585,000 was reserved from these lines of credit. These lines of credit are renewable annually and unsecured.

12	Accounts Payable and Accrued Liabilities

	As at August 31,

	2011	2010

Trade	$15,717	$14,244
Salaries and social benefits	12,649	12,400
Warranty	1,402	579
Forward exchange contracts (note 7)	–	232
Other	2,369	3,415

	$32,137	$30,870

Changes in the warranty provision are as follows:

	Years ended August 31,

	2011	2010

Balance – Beginning of year	$579	$647
Provision	1,608	810
Settlements	(785)	(878)

Balance – End of year	$1,402	$579

13	Long-Term Debt

	Years ended August 31,

	2011	2010

Loan collateralized by assets of NetHawk Oyj denominated in euros (€1,120), bearing interest at 2.95%, repayable in semi-annual installments of $323 (€224), maturing in December 2013 (note 3)	$1,613	$1,987
Less: current portion	645	568

	$968	$1,419

Capital repayments required in the next three years amount to $645,000 in 2012, $645,000 in 2013 and $323,000 in 2014.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Commitments

a) Operating leases

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through June 2017. As at August 31, 2011, minimum rental expenses of these operating leases in each of the next five years will amount to $4,659,000 in 2012, $2,519,000 in 2013, $1,402,000 in 2014, $1,035,000 in 2015 and $662,000 in 2016. As at August 31, 2011, total commitments for these operating leases amount to $10,802,000.

For the years ended August 31, 2009, 2010 and 2011, rental expenses amounted to $2,534,000, $3,798,000 and $5,303,000, respectively.

b) Property, plant and equipment

In fiscal 2011, the company undertook the construction of a new building in Montreal, Canada. As at August 31, 2011, the company has commitments totaling $15,200,000 (CA$14,900,000) in relation to this building. The construction is expected to be completed in the third quarter of fiscal 2012.

15	Contingency

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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Appeals of the opinion granting final approval were filed, all of which were disposed of except the appeals filed by one objector were remanded to the district court to determine standing to appeal. On August 25, 2011, the district court issued an order holding that the final objector had no standing to appeal.  The objector has appealed that decision.  Given that the district court’s August 25, 2011 remains subject to appeal, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the year ended August 31, 2011 to be immaterial.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2008:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786

Exercise of stock options (note 17)	–	–	27,500	56	56
Redemption of restricted share units (note 17)	–	–	106,190	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	540	540
Redemption of share capital	–	–	(8,181,093)	(38,536)	(38,536)

Balance as at August 31, 2009	36,643,000	1	22,736,302	104,845	104,846

Exercise of stock options (note 17)	–	–	83,700	343	343
Redemption of restricted share units (note 17)	–	–	120,307	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	954	954
Redemption of share capital	–	–	(3,600)	(17)	(17)

Balance as at August 31, 2010	36,643,000	1	22,936,709	106,125	106,126

Conversion of multiple voting shares into subordinate voting shares	(5,000,000)	–	5,000,000	–	–
Exercise of stock options (note 17)	–	–	306,825	1,452	1,452
Redemption of restricted share units (note 17)	–	–	340,974	–	–
Redemption of deferred shares units (note 17)	–	–	37,491	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,763	2,763

Balance as at August 31, 2011	31,643,000	$1	28,621,999	$110,340	$110,341

a)
On November 6, 2008, the company announced that its Board of Directors had authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid commenced on November 10, 2008, and ended on November 9, 2009. The company redeemed for cancellation 488,786 subordinate voting shares for an aggregate net purchase price of $1,416,000 under that program.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

c)
On November 6, 2009, the company announced that its Board of Directors had authorized the second renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,256,431 subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid started on November 10, 2009, and ended on November 9, 2010. The company redeemed for cancellation 3,600 shares under that program for an aggregate net purchase price of $14,000.

d)
On November 5, 2010, the company announced that its Board of Directors had authorized the third renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,012,562 subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid started on November 10, 2010, and will end on November 9, 2011. As at November 7, 2011, the company had redeemed for cancellation 25,055 shares under that program for an aggregate net purchase price of $144,197.

e)
On November 7, 2011 the company announced that its Board of Directors approved the fourth renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of issued and outstanding subordinate voting share, representing 575,690 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 10, 2011, and will end on November 9, 2012, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

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

The total stock-based compensation costs included in the statements of earnings for the years ended August 31, 2009, 2010 and 2011 amounted to $1,409,000, $1,786,000 and $2,256,000, respectively.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes stock option activity since August 31, 2008:

	Years ended August 31,

	2011		2010		2009

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	1,348,787	$19	1,666,589	$21	1,821,481	$21
Exercised	(306,825)	5	(83,700)	4	(27,500)	3
Forfeited	(43,541)	14	−	−	(1,000)	6
Expired	(357,064)	48	(234,102)	36	(126,392)	26

Outstanding – End of year	641,357	$9	1,348,787	$19	1,666,589	$21

Exercisable – End of year	641,357	$9	1,348,787	$19	1,660,090	$21

The intrinsic value of stock options exercised during fiscal 2009, 2010 and 2011 was $23,000, $73,000 and $603,000, respectively.

The following table summarizes information about stock options as at August 31, 2011:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)
$2.50	112,025	$2.50	$453	1 year
$4.64 to $6.28	243,529	5.48	261	3 years
$9.02	10,000	9.02	–	1 year
$14.27 to $20.00	275,803	15.73	–	–

	641,357	$9.42	$714	1 year

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant. This plan was approved by the shareholders of the company.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes RSU activity since August 31, 2008:

	Years ended August 31,

	2011	2010	2009

Outstanding – Beginning of year	1,603,048	1,339,619	847,791
Granted	350,382	415,538	685,972
Redeemed	(340,974)	(120,307)	(106,190)
Forfeited	(60,798)	(31,802)	(87,954)

Outstanding – End of year	1,551,658	1,603,048	1,339,619

None of the RSUs outstanding, as at August 31, 2009, 2010 and 2011, were redeemable. The weighted average grant-date fair value of RSUs granted during fiscal 2009, 2010 and 2011 amounted to $2.69, $4.50 and $7.26, respectively.

As at August 31, 2011, the intrinsic value of RSUs outstanding was $10,381,000.

Expected forfeitures are immaterial to the company and are not reflected in the determination of stock-based compensation costs.

As at August 31, 2011, unrecognized stock-based compensation costs of unvested RSUs amounted to $3,953,000. The weighted average period over which they are expected to be recognized is 2 years.

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

The following table summarizes DSU activity since August 31, 2008:

	Years ended August 31,

	2011	2010	2009

Outstanding – Beginning of year	135,003	114,924	79,185
Granted	12,786	20,079	35,739
Redeemed	(37,491)	−	−

Outstanding – End of year	110,298	135,003	114,924

None of the DSUs outstanding as at August 31, 2009, 2010 and 2011 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2009, 2010 and 2011 amounted to $3.19, $4.79 and $7.87, respectively.

As at August 31, 2011, the intrinsic value of DSUs outstanding was $738,000.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock Appreciation Rights Plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity since August 31, 2008:

	Years ended August 31,

	2011		2010		2009

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	44,374	$8	40,374	$8	30,700	$10
Granted	4,500	–	4,000	4	9,674	2
Exercised	(14,750)	5	–	–	–	–
Expired	(5,000)	34	–	–	–	–

Outstanding – End of year	29,124	$3	44,374	$8	40,374	$8

Exercisable – End of year	10,075	$5	28,318	$10	24,475	$11

In fiscal 2011, the company paid $73,000 upon the exercise of stock appreciation rights (nil in 2009 and 2010).

The following table summarizes information about stock appreciation rights as at August 31, 2011:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$–	4,500	9 years	–
$2.36	9,674	7 years	6,500
$3.74 to $4.65	10,500	5 years	3,575
$6.28 to $6.50	4,450	5 years	–

	29,124	6 years	10,075

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2011	2010	2009

Gross research and development expenses	$57,226	$44,551	$33,584
Research and development tax credits and grants	(9,299)	(6,704)	(6,371)

	$47,927	$37,847	$27,213

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which is funding Finnish companies’ high technology, research and innovations. The company’s eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2011, the company was in compliance with the conditions of the funding. This funding is presented as a reduction of gross research and development expenses in the statements of earnings. In fiscal 2009, 2010 and 2011, the company recorded nil, $875,000 and $2,085,000, respectively, under that program in the statements of earnings.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to contribute an amount equal to 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed at least 3% (2% prior to January 2011) of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2009, 2010 and 2011, amounted to $504,000, $592,000 and $911,000, respectively.

•	401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits, but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2009, 2010 and 2011, the company recorded cash contributions and expenses totaling $544,000, $525,000 and $680,000, respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2011	2010	2009

Income tax provision at the combined Canadian federal and provincial statutory tax rate (29% in 2011, 30% in 2010 and 31% in 2009)	$4,410	$2,724	$(6,383)

Increase (decrease) due to:
Foreign income taxed at different rates	(327)	(459)	56
Non-taxable income	(3,404)	(787)	(211)
Non-deductible expenses	916	851	5,200
Change in tax rates	–	97	–
Foreign exchange effect of translation of foreign integrated subsidiaries	2,541	(55)	189
Other	(402)	(27)	638
Utilization of previously unrecognized future income tax assets	(61)	(349)	(68)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	5,110	3,534	845

	$8,783	$5,529	$266
The income tax provision consists of the following:
Current
Canada	$9	$13	$87
Other	1,916	702	500

	1,925	715	587
Future
Canada	5,999	4,316	1,045
Finland	(3,156)	(928)	–
United States	(738)	(1,501)	(2,511)
Other	(296)	(258)	368

	1,809	1,629	(1,098)
Valuation allowance
Canada	426	7	236
Finland	3,156	928	–
United States	1,426	2,203	604
Other	41	47	(63)

	5,049	3,185	777
	6,858	4,814	(321)

	$8,783	$5,529	$266
The income tax provision for the discontinued operations is as follows:
Current	$27	$163	$(25)
Future	(6,649)	972	21
Valuation allowance	6,823	–	–

	$201	$1,135	$(4)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Years ended August 31,

	2011	2010	2009

Details of the company’s income taxes:
Earnings (loss) before income taxes
Canada	$21,894	$12,403	$(15,611)
Finland	(14,760)	(1,921)	–
United States	3,128	(4,546)	(5,026)
Other	4,944	3,143	46
	$15,206	$9,079	$(20,591)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2011	2010

Future income tax assets
Long-lived assets	$5,262	$5,473
Provisions and accruals	3,279	3,797
Deferred revenue	1,983	1,983
Research and development expenses	5,515	9,954
Losses carried forward	45,584	34,322

	61,623	55,529

Valuation allowance	(34,516)	(21,277)

	27,107	34,252

Future income tax liabilities
Research and development tax credits	(9,698)	(7,793)
Long-lived assets	(5,168)	(7,161)
Deferred revenue	–	(223)

	(14,866)	(15,177)

Future income tax assets, net	$12,241	$19,075

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2011, the company had available operating losses in several tax jurisdictions, against which a valuation allowance of $20,889,000 was recorded. The valuation allowance includes $8,321,000 for which subsequently recognized benefits will be allocated to reduce goodwill. The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States	Other

2012	$–	$–	$2,417	$–	$–
2013	–	–	8,096	–	–
2014	–	–	4,896	–	–
2015	1,217	1,217	3,172	–	67
2016	–	–	–	–	75
2017	–	–	4	–	4
2018	–	–	418	–	103
2019	–	–	–	741	86
2020	–	–	10,197	3,470	–
2021	–	–	7,997	10,202	–
2022	–	–	–	7,434	–
2023	–	–	–	6,033	–
2024	–	–	–	3,954	–
2025	–	–	–	8,449	–
2026	1,099	1,099	–	4,126	–
2027	1,394	1,394	–	1,355	–
2028	–	–	–	2,472	–
2029	–	–	–	2,621	–
2030	12	12	–	2,713	–
2031	39	39	–	664	–
Indefinite	–	–	–	8,824	5,137

	$3,761	$3,761	$37,197	$63,058	$5,472

Furthermore, as at August 31, 2011, the company had available capital losses in Canada amounting to $73,886,000 at the federal level and $74,251,000 at the provincial level, against which a valuation allowance of $9,930,000 was recorded.

As at August 31, 2011, in addition to operating and capital losses, the company had available research and development expenses in several tax jurisdictions. The following table summarizes the carry-forward period of theses research and development expenses by tax jurisdiction:

	Canada
Carry-forward period	Federal	Provincial	Finland	United States

2012	$–	$–	$1,806	$–
2013	–	–	1,375	1,726
2014	–	–	724	1,404
2015	–	–	113	997
2016	–	–	–	553
Indefinite	12,293	5,925	–	–

	$12,293	$5,925	$4,018	$4,680

A valuation allowance of $2,917,000 was recorded against these assets for which subsequently recognized benefits will be allocated to reduce goodwill.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the event the company does not generate sufficient taxable income to use the available research and development expenses at the expiry of the carry-forward period in Finland and United States, the unused portion of these expenses will be included in operating losses and deferred over the losses statutory carry-forward period.

Finally, as at August 31, 2011, the company had non-refundable research and development tax credits in the amount of $36,620,000. The following table summarizes the year of expiry of these non-refundable research and development tax credits by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial

2018	$537	$–
2019	1,170	–
2020	1,541	–
2021	1,774	–
2022	1,498	–
2023	1,532	–
2024	391	–
2025	3,074	–
2026	3,425	–
2027	3,931	–
2028	4,306	–
2029	4,443	280
2030	4,045	206
2031	4,237	230

	$35,904	$716

20	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2011	2010	2009

Basic weighted average number of shares outstanding (000’s)	60,000	59,479	61,845
Plus dilutive effect of (000’s):
Stock options	266	228	131
Restricted share units	1,106	786	311
Deferred share units	116	123	94

Diluted weighted average number of shares outstanding (000’s)	61,488	60,616	62,381

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	381	960	1,602

For the year ended August 31, 2009, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this year was calculated using the basic weighted average number of shares outstanding.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

21	Segment Information

As a result of the disposal of the Life Sciences and Industrial Division in fourth quarter of 2010, the company has only one reportable segment.

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2011	2010	2009

United States	$89,240	$76,669	$61,757
Canada	30,986	18,278	17,331
Latin America	17,303	11,454	7,729

Americas	137,529	106,401	86,817

United Kingdom	15,617	10,936	6,188
Other	69,698	49,288	36,466

Europe, Middle-East and Africa	85,315	60,224	42,654

China	25,799	17,610	13,784
Other	21,100	18,522	9,827

Asia-Pacific	46,899	36,132	23,611

	$269,743	$202,757	$153,082

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31,

	2011				2010

	Property, plant and equipment	Intangible assets	Goodwill		Property, plant and equipment	Intangible assets	Goodwill

Canada	$19,696	$3,164	$	−	$13,753	$3,316	$	−
United States	1,402	4,834		17,782	1,829	7,828		17,782
Finland	1,544	13,324		13,160	1,606	14,906		11,573
India	4,709	43		–	3,134	43		–
China	2,696	27		−	2,665	33		−
Other	519	1,509		−	468	1,821		−

	$30,566	$22,901		$30,942	$23,455	$27,947		$29,355

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

22	United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its consolidated financial statements for significant differences in measurement and disclosure between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying consolidated financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying consolidated financial statements.

Reconciliation of net earnings (loss) and comprehensive income (loss) to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings (loss), net earnings (loss) per share and comprehensive income (loss) under Canadian GAAP as compared to U.S. GAAP. Refer to corresponding explanatory notes in the Reconciliation Items section.

			Years ended August 31,

			2011	2010	2009

Net earnings (loss) for the year in accordance with Canadian GAAP			$19,349	$6,619	$(16,585)
Gain on disposal of discontinued operations	a	)	4,130	−	−
Acquisition-related costs on business combination	b	)	−	(2,842)	–
Impairment of goodwill	c	)	−	−	8,406
Changes in fair value of cash contingent consideration	b	)	2,685	−	−

Net earnings (loss) for the year in accordance with U.S. GAAP			26,164	3,777	(8,179)

Foreign currency translation adjustment	b	)	19,264	3,952	(10,671)
Changes in unrealized losses on available-for-sale securities			2	−	22
Unrealized gains (losses) on forward exchange contracts			3,413	940	(1,467)
Reclassification of realized (gains) losses on forward exchange contracts in net earnings (loss)			(2,191)	(1,022)	3,167
Future income taxes effect of the above items			(314)	24	(528)

Comprehensive income (loss) under U.S. GAAP			$46,338	$7,671	$(17,656)

U.S. GAAP net earnings (loss) are comprised of:
Net earnings (loss) from continuing operations			$9,108	$708	$(12,451)
Net earnings from discontinued operations			17,056	3,069	4,272
			$26,164	$3,777	$(8,179)

Basic net and diluted earnings (loss) from continuing operations per share in accordance with U.S. GAAP			$0.15	$0.01	$(0.20)
Basic and diluted net earnings from discontinued operations per share in accordance with U.S. GAAP			$0.28	$0.05	$0.07
Basic net earnings (loss) per share in accordance with U.S. GAAP			$0.44	$0.06	$(0.13)
Diluted net earnings (loss) per share in accordance with U.S. GAAP			$0.43	$0.06	$(0.13)

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

			As at August 31,

			2011	2010

Shareholders’ equity in accordance with Canadian GAAP			$263,746	$220,419
Goodwill	c	)	47	42
Long-term assets held for sale	c	)	−	(3,988)
Cash contingent consideration payable	b	)	(338)	(2,660)
Stock appreciation rights	d	)	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP			$263,382	$213,740

Statements of cash flows

For the years ended August 31, 2010 and 2011, cash flows from operating activities under U.S. GAAP were $2,310,000 and $445,000 lower, respectively, compared to those established under Canadian GAAP; this difference arose from NetHawk’s acquisition-related costs paid during these years and expensed under U.S. GAAP (see reconciliation item b) below). Corresponding differences also impacted cash flows from investing activities. In addition, under U.S. GAAP, the presentation of subtotal before change in non-cash operating items is not permitted.

For the year ended August 31, 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Gain on disposal of discontinued operations

Under U.S. GAAP, the carrying value of goodwill of the Life Sciences and Industrial Division (discontinued operations) was $4,130,000 lower than the carrying value under Canadian GAAP. As a result, under U.S. GAAP, the gain on the disposal of that Division was higher for the same amount (see reconciliation item c)).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Business combination

The acquisition of NetHawk Oyj has been accounted for using the purchase method under CICA Handbook Section 1581, “Business Combinations”, and the requirements of Section 1600, “Consolidated Financial Statements”. Under U.S. GAAP, this acquisition has been accounted for under ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. Accounting for business combinations under U.S. GAAP differs from CICA Handbook Section 1581. As a result, acquisition-related costs are not included as part of the purchase price but rather expensed as incurred. Consequently, acquisition-related costs of $2,842,000 were expensed during the year ended August 31, 2010 under U.S. GAAP with a corresponding reduction of goodwill. In addition, under U.S. GAAP, any contingent consideration needs to be accounted for at fair value on the acquisition date and remeasured at each reporting period, with any change in its fair value recorded in the statement of earnings. Under Canadian GAAP, a contingent consideration is recorded when management can reasonably estimate the amount and the outcome of the contingency is determined beyond reasonable doubt. The fair value of the cash contingent consideration payable for this acquisition was estimated at €2,099,000 (US$2,660,000) on the acquisition date and recorded in long-term liabilities under U.S. GAAP, with a corresponding increase of goodwill. The fair value of the cash contingent consideration has been reassessed as at August 31, 2010 and there was no change since the acquisition. The fair value on the acquisition date and as at August 31, 2010 was based on discounted estimated sales of certain products of NetHawk over the three-year period following the acquisition. The fair value of the cash contingent consideration was remeasured and estimated to €235,000 (US$338,000) as at August 31, 2011 based on actual sales since the acquisition and forecasted sales from September 2011 to December 2012. The decrease in the fair value of the cash contingent consideration in the amount of €1,864,000 (US$2,685,000) was recognized in the statement of earnings for the year ended August 31, 2011. The fair value of the cash contingent consideration is determined based on management’s best estimate of sales.

As a result of these GAAP differences, the foreign currency translation adjustment for the year ended August 31, 2011 was $135,000 lower under U.S. GAAP compared to the amount recognized under Canadian GAAP.

c)	Goodwill

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

d)	Stock-based compensation costs related to stock appreciation rights

Under U.S. GAAP, stock-based compensation costs related to stock appreciation rights must be measured using the fair value-based method at the end of each period. The company uses the Black-Scholes options valuation model to measure the fair value of its stock appreciation rights. Under Canadian GAAP, stock appreciation rights are measured using the intrinsic value method, based on the market price of the common shares at the end of each period, and changes in the intrinsic value of these awards are charged to earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

e)	Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against income taxes otherwise payable are recorded in the income taxes. These tax credits amounted to $4,032,000, $3,656,000 and $4,226,000 for fiscal 2009, 2010 and 2011, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting years.

f)	Gross margin

The cost of sales is exclusive of amortization, shown separately in the statements of earnings. Under U.S. GAAP, the presentation of the gross margin line item, exclusive of amortization, is not permitted.

g)	New accounting standards and pronouncements

Adopted in fiscal 2011

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

The company adopted Topics 985 and 605 on September 1, 2010, at the same time it adopted similar new requirements under Canadian GAAP (note 2); adoption of Topics 985 and 605 had no significant impact on its consolidated financial statements.

To be adopted after fiscal 2011

The company will cease to reconcile its consolidated financial statements to U.S. GAAP for the periods beginning on September 1, 2011 when it will start to apply as its primary basis of accounting the International Financial Reporting Standards published by the International Accounting Standards Board and set out in Part I of the CICA Handbook – Accounting. Consequently, future accounting changes to U.S. GAAP are not discussed in these consolidated financial statements as they will never be applied by the company.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Unaudited pro forma information on business combination

Under U.S. GAAP, pro forma information must be provided as though the business combination had occurred at the beginning of the reported periods.

The following unaudited pro forma information reflects the results of operations as if the 2010 acquisition had been completed on September 1, 2008:

	Years ended August 31,

	2010	2009

	(unaudited)

Sales	$220,621	$191,040
Net earnings (loss)	$2,119	$(19,317)
Basic and diluted net earnings (loss) per share	$0.04	$(0.31)

Sales and net loss of the acquired company since the acquisition date included in the consolidated statement of earnings for the year ended August 31, 2010 amounted to $14,483,000 and $1,999,000, respectively.

Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.