Form 20-F
period 2012-08-31
EXFO INC.
filed 2012-11-26
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2012; or

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

None

As of August 31, 2012, the registrant had 28,710,891 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the ☒ International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

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

Item 16H.        Mine Safety Disclosure

PART III

Item 17.   Financial Statements

Item 18.   Financial Statements

Item 19.   Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate businesses that we acquire; our ability to successfully expand international operations; and our retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2011 and 2012 and the consolidated balance sheets data as at September 1, 2010 and August 31, 2011 and 2012 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report, and “Item 5. Operating and Financial Review and Prospects” of this Annual Report.

	Years ended August 31,
	2012		2011
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales		$249,966	$269,743

Cost of sales (1, 2)		91,792	100,296
Selling and administrative (2)		94,139	87,062
Net research and development (2)		49,854	47,927
Depreciation of property, plant and equipment		6,169	6,655
Amortization of intangible assets		7,819	9,183
Changes in fair value of cash contingent consideration		(311)	(2,685)
Earnings from operations		504	21,305
Interest and other income		131	511
Foreign exchange loss		(657)	(3,808)
Earnings (loss) before income taxes		(22)	18,008
Income taxes		3,571	8,814
Net earnings (loss) from continuing operations		(3,593)	9,194
Net earnings from discontinued operations	‒		12,926
Net earnings (loss) for the year		$(3,593)	$22,120
Basic and diluted net earnings (loss) from continuing operations per share		$(0.06)	$0.15
Basic net earnings from discontinued operations per share	$	‒	$0.22
Diluted net earnings from discontinued operations per share	$	‒	$0.21
Basic net earnings (loss) per share		$(0.06)	$0.37
Diluted net earnings (loss) per share		$(0.06)	$0.36
Basic weighted average number of shares used in per share calculations (000’s)		60,453	60,000
Diluted weighted average number of shares used in per share calculations (000’s)		60,453	61,488
Other consolidated statements of earnings data:
Gross research and development		$59,282	$57,226
Net research and development		$49,854	$47,927

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$58,868	$22,771	$21,440
Short-term investments	8,236	47,091	10,379
Total assets	306,683	322,355	274,432
Long-term debt (excluding current portion)	282	968	1,419
Share capital	110,965	110,341	106,126
Shareholders’ equity	$253,281	$264,511	$218,689

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)
Include restructuring charges of $264,000 (nil in 2011) in cost of sales, $1,181,000 (nil in 2011) in selling and administrative expenses and $884,000 (nil in 2011) in net research and development expenses.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business and operating results could continue to be adversely affected by unfavorable macro-economic and market conditions, resulting in reductions of capital and operating expenditures by our customers.

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

Weak market conditions in the telecommunications industry continued in fiscal 2012 due a sluggish global economic environment, the European debt crisis and its effects on other regional economies, as well as decreased capital spending among network operators. We are uncertain as to how long these weak macro-economic and market conditions will persist, the pace of recovery, and the magnitude of the impact of these market conditions on our business and results of operations.

Continued or increasingly adverse economic and market conditions could result in, among other things:

●	Difficulty forecasting, budgeting and planning due to the uncertain spending plans of current or prospective customers;
●	Increased competition for fewer network projects and sales opportunities;
●	Increased pricing pressure that may adversely affect revenue and gross margin;
●	Higher cost structure compared to revenue level;
●	Increased risk of charges related to excess and obsolete inventories and the write off of other intangible assets and goodwill;
●	Customer financial difficulty and increased difficulty in collecting accounts receivable; and
●	Additional restructuring costs.

Our business and operating results could continue to be materially affected by periods of unfavorable macro-economic and market conditions or the worsening of those conditions, globally or specific to a particular region where we operate, and any resulting reductions in the level of capital and operating expenditures by our customers.

Fluctuations in the exchange rates between the Canadian dollar, US dollar, euro and other currencies may adversely affect our operating results.

Most of our sales are denominated in US dollars and euros. However, a significant portion of our cost of goods sold, operating expenses and capital expenditures are denominated in Canadian dollars and foreign currencies such as euros, British Pounds, Rupees (India) and Renminbis (China). As a result, even though we manage to some extent our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars) and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the US dollar on one hand and the Canadian dollar, euro and other currencies on the other. For example, the average exchange rate of the Canadian dollar versus the US dollar was 1.0094 in fiscal 2012 compared to 0.9894 in fiscal 2011, resulting in a decrease of 2.0% of our Canadian-based costs year-over-year when reported in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our forward exchange contracts, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

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

Main competitors in the test environment include global suppliers like Anritsu Corporation, JDS Uniphase Corporation, and Yokogawa Electric Corporation, as well as other players like Fluke (an operating division within Danaher Corporation), IXIA and VeEX Inc. On the service assurance side, we mainly compete against Anritsu Corporation, Ineoquest Technologies, Inc., JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, and Tektronix, Inc. (an operating division within Danaher Corporation).

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

We have faced pricing pressure on our existing products and expect this pressure will continue. If we do not continue to lower our manufacturing costs or introduce new products with higher margins, our gross margin may decrease and our operating results may be adversely affected.

Increased competition in the telecommunications test and service assurance industry, along with consolidation among competitors and customers, will likely result in ongoing downward pressure on average selling prices. For example, some of our customers have been subject to consolidation and could obtain products from a vendor other than us, or demand more favorable terms and conditions from us, which would harm our sales and operating results. In addition, some customers may merge with or acquire our competitors and discontinue their relationships with us. This, in turn, may negatively affect our gross margin. Pricing pressure can result from a number of factors such as, among other things:

●	increased competition for business;
●	reduced demand;
●	limited number of potential customers;
●	competition from companies with lower production costs, including companies operating in lower-cost environments;
●	introduction of new products by competitors;
●	greater economies of scale for higher-volume competitors;
●	large customers, who buy in high volumes, can exert substantial negotiating leverage over us; and
●	resale of used equipment.

In addition, our gross margin may be negatively affected by fluctuations between the US and Canadian currencies, increased costs of raw materials, obsolescence and excess costs, warranty costs, product and customer mix, and under-absorption of fixed manufacturing costs.

As pricing pressure will likely continue to affect our existing products, we may have to increase the number of units sold to maintain our existing sales levels. If we are unable to increase our sales levels, lower our manufacturing costs, or introduce new products with higher margins, our gross margin may decline and our operating results may suffer.

We may not be able to make the acquisitions or strategic alliances needed for the development of our business and, if we do make such acquisitions or strategic alliances, we may not be able to successfully integrate the acquired businesses, products, technologies and personnel.

We intend to carefully seek businesses, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. However, we may not be able to make any such beneficial transactions or a sufficient number of such transactions to meet our strategic goals. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. Our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may affect our ability to complete such an acquisition. In addition, such acquisitions or partnerships could distract management’s attention from our day-to-day business and operations.

In the event of any future acquisition or strategic alliance, we could, among other things:

●	issue shares that would dilute individual shareholder percentage ownership;
●	incur debt;
●	assume liabilities and commitments;
●	incur significant expenses related to acquisition costs;
●	incur significant expenses related to amortization of additional intangible assets;
●	incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
●	ncur losses from operations.

In the event that we complete an acquisition or sign a strategic partnership, we may be unable to successfully integrate them or realize the expected benefits of a partnership. These integration risks include, among other things:

●	the risk of not realizing the expected benefits or synergies from such acquisitions or alliances;
●	problems integrating the acquired operations, technologies, products and personnel;
●	risks associated with the transfer of acquired know-how and technology;
●	unanticipated costs or liabilities;
●	diversion of management’s attention from our core business;
●	adverse effects on existing business relationships with suppliers and customers;
●	risks associated with entering markets in which we have no or limited prior experience; and
●	potential loss of key employees, particularly those of acquired organizations.

Ultimately, the failure to make acquisitions or strategic alliances, or the inability to effectively integrate them could disrupt our overall business and harm our financial condition.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

For the fiscal year ended August 31, 2012, customers outside of the United States and Canada accounted for 54.7% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international network operators and network equipment manufacturers, and operate adequate after-sales support internationally.

Even if we are able to successfully operate and expand our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including, among other things:

●
challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and business practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

●	fluctuations among currencies;
●	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
●	measures to ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future;
●	failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
●	difficulties in establishing and enforcing our intellectual property rights;
●	inability to maintain a competitive list of distributors for indirect sales;
●	tariffs and other trade barriers;
●	economic instability in foreign markets;
●	wars, acts of terrorism and political unrest;
●	language and cultural barriers;
●	lack of integration of foreign operations;
●	potential foreign and domestic tax consequences;
●	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
●	longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
●	failure to meet certification requirements.

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

In addition to our research and development centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, Boston, United States, and Oulu, Finland, we maintain software development centers in Pune, India and Bhubaneswar, India. We are in the process of consolidating our Bhubaneswar and Pune software development activities at the location in Pune. We also manufacture high-volume, low-complexity telecom products at our wholly-owned production facility in Shenzhen, China.

Over the years, we have significantly increased our software development and manufacturing activities in India and China, respectively. There is no assurance that our reliance on software development resources in India and manufacturing personnel in China will enable us to maintain our cost structure at current levels, achieve additional cost reductions, or generate greater resource efficiency. Furthermore, our software development and manufacturing efforts abroad involve significant risks in addition to the ones disclosed in previous risk factors:

●	difficulty in hiring and retaining appropriate engineering and manufacturing resources due to intense competition for such resources and resulting wage inflation;
●	exposure to misappropriation of intellectual property and proprietary information;
●	heightened exposure to changes in the economic, regulatory, security, and political conditions of these countries;
●	fluctuations in currency exchange rates and tax compliance in India and China;
●	cash management and repatriation of profit; and
●	high inflation rates which could increase our operating costs.

If we are unable to adapt to current and future changes in technology or if we are unable to introduce new and enhanced products on a timely basis, our products may become obsolete, which could prevent us from achieving our growth strategy and adversely affect our operating results.

The industries that we target are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including, among other things, our ability to:

●	properly identify and anticipate customer needs;
●	innovate and develop new products;
●	gain timely market acceptance for new products;
●	manufacture and deliver our new products on time, in sufficient volume and with adequate quality;
●	price our products competitively;
●	continue investing in our research and development programs; and
●	anticipate competitors’ announcements of new products.

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

Given their complexity, our products may contain undetected software or hardware defects, inaccurate calibration or compatibility problems, or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing and diligent efforts, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions, or that customized products will meet customer sign-off acceptance requirements. If we are unable to fix defects or other problems or meet custom requirements, we could experience, among other things:

●	costly repairs;
●	product returns or recalls;
●	damage to our brand reputation;
●	loss of customers, failure to attract new customers or achieve market acceptance;
●	diversion of development and engineering resources;
●	legal actions by our customers, including claims for consequential damages and loss of profits; and
●	legal actions by governmental entities, including actions to impose product recalls and/or forfeitures.

The occurrence of any one or more of the foregoing could seriously harm our business, results of operations and financial condition.

Our intellectual property and proprietary technology are important to the continued success of our business. Our failure to protect this proprietary technology may significantly impair our competitive position.

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to keep others from using the innovations that are central to our existing and future products. As of August 31, 2012, our records indicate that we held 38 actively-maintained granted U.S. patents, 49 granted or validated patents in countries of the European Community, 8 patents in Canada, 5 patents in China, and one patent in the Russian Federation. In addition, we have 23 patent applications pending in the U.S., 7 in Canada, 8 in China, 1 in Finland, 12 regional patent applications at the European Patent Office, and 7 applications in other countries, as well as 2 International Applications under the Patent Cooperation Treaty that have not yet entered the national/regional phase. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation or formal Opposition Proceedings in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation and Opposition Proceedings can be time-consuming and expensive, regardless of whether we win or lose.

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. Because our service assurance and wireless test systems vary in size and complexity and in certain instances require customer acceptance before revenue recognition occurs, our sales may fluctuate significantly on a quarterly basis. Many of our deals involve lengthy sales cycles, contract negotiations as well as extensive product testing, laboratory or network certification, including network-specific or region-specific processes.

In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders. Our operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, and depreciation and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include, among other things:

●	length of the sales cycle for certain products, especially those that are higher priced and more complex;
●	sales cycle prolonged by lengthy customer acceptance;
●	timing of product launches and market acceptance of new products for us as well as our competitors;
●	our ability to sustain product volumes and high levels of quality across all product lines;
●	timing of shipments for large orders;
●	effect of seasonality on sales and bookings; and
●	losing key accounts and not successfully developing new ones.

Our sales and operating results could also be volatile due to a number of factors, some of which we have little or no control over, including, without limitation:

●	fluctuating demand for telecommunications test and service assurance equipment;
●
changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;

●	order cancellations or rescheduled delivery dates;
●	pricing changes by our competitors or suppliers;
●	variations in the mix between higher and lower-margin products and service;

●	customer bankruptcies and difficulties in collecting accounts receivable;
●	restructuring and impairment charges;
●	foreign exchange rate fluctuations;
●	general economic conditions, including a slowdown or recession; and
●	distorted effective tax rate due to non-taxable/deductible elements and unrecognized deferred tax assets.

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

Some of our customers experienced cash flow problems during the global economic recession of 2009 and may endure similar problems due to the current uncertain market environment. Consequently, our customers may delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to meet their financial commitments to us or a material decrease in their orders could result in bad debt expenses or a decrease in revenues for us, which could have a material adverse effect on our business, results of operations and financial condition.

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

We depend on short-term arrangements with a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results.

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all of our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. Our reliance on a single source or limited number of suppliers could result in increased costs, delivery problems, reduced control over product pricing and quality and could require us to stockpile critical parts. Following the natural disaster in Japan in March 2011, for example, we increased our inventory of critical parts from certain Japanese single-source suppliers to ensure that we were able to deliver our products to customers without interruption.

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

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act and IFRS (International Financial Reporting Standards). Compliance with new rules could require the further commitment of significant financial resources and result in the diversion of management’s time and attention from revenue-generating activities. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

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

We are required to test annually and review, when events or circumstances warrant, our goodwill related to business combinations, and determine if impairment has occurred. Intangible assets are also reviewed for impairment at each reporting date whether there is an indication that an asset may be impaired. As at August 31, 2012, we had $29.2 million of goodwill and $9.4 million of intangible assets on our balance sheet related to the acquisitions of Brix Networks in 2008 and NetHawk Oyj in 2010, respectively.

Our stock price is volatile and may remain volatile in the future. See “─ Our stock price is volatile.” Our stock price may decrease, which may lead to goodwill impairment in the future. Furthermore, discounted cash flows may be lower than expected, which may cause the recoverable amount of certain intangible assets to be lower than their carrying value. Consequently, this could result in future intangible asset impairment. Any additional impairment of goodwill or of intangible assets would negatively impact our operating results. We last recorded a pre-tax impairment charge of $21.7 million in fiscal 2009. We performed our last goodwill impairment test in the fourth quarter of fiscal 2012 and we concluded that goodwill was not impaired.

We may become involved in costly and time-consuming litigation that may substantially increase our costs and harm our business.

We may from time to time become involved in various lawsuits and legal proceedings. For example, we were a defendant in a putative securities class action suit filed in the United States District Court for the Southern District of New York, involving approximately 300 other issuing companies, from 2001 to 2012. Appeals of the opinion granting final approval were filed, all of which have been dismissed or settled as of January 9, 2012. The settlement payment on behalf of EXFO has been made by the insurers, the settlement among the parties is final, and the case is concluded. Litigation is subject to inherent uncertainties and an adverse result may arise from time to time that could have a material adverse effect on our business, results of operations or financial condition. Any litigation to which we are subject could require significant involvement of our senior management and may divert management attention from our business and operations.

If we suffer loss to our factories or facilities, our operations could be seriously harmed.

Our factories and facilities may be subject to catastrophic losses due to fire, vandalism, terrorism or other natural or man-made disasters. We do not have redundant multiple-site capacity and if any of our facilities or factories were to experience a catastrophic loss, it would disrupt our operations, delay production, shipments and revenue and result in large expenses, thereby harming our results of operation.

Unexpected declines in our research and development and other tax credits and grants may have an adverse effect on our business.

Our historical operating results reflect substantial benefits from programs sponsored by federal and provincial governments for the support of research and development activities. In addition, NetHawk Oyj, which was acquired in 2010, is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland.  Altogether, research and development tax credits and grants represented 15.9% of our gross research and development expenses for the year ended August 31, 2012.

Our research and development projects entitling to government grants from the Finnish technology organization must be pre-approved and the grant is subject to certain conditions. In the event a condition is not met, we may be required to reimburse a portion or the entire amount of the grant received, which would have material adverse effect on our results of operations and financial condition.

If changes in laws or government policies terminate or adversely modify the Canadian federal and Quebec provincial government programs or the Finnish government program, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. For example, in March 2012, the Canadian federal government announced a series of measures that will, among other things, decrease our Canadian federal tax credit rate on eligible expenses from 20% to 15% starting in calendar 2014.

In addition, to the extent that we may increase our research and development activities in India, or potentially acquire new companies, our increased R&D activities may not be eligible for these programs. If we were required to decrease our research and development activities, or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

Changes in our effective tax rate or adverse outcomes resulting from tax audits may have an adverse impact on our results.

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings/losses among companies and countries which may have different statutory tax rates, by the write off of our deferred tax assets, and by changes in tax rules and regulations. We are also subject to income tax audits and transfer pricing audits in the respective jurisdictions in which we conduct business and we regularly assess the likelihood of adverse outcomes resulting from these audits to ascertain the adequacy of our provisions for income taxes and transfer pricing policies. There can be no assurance that the outcomes of these tax audits, if any, will not have an adverse impact on our result and financial condition.

Our current principal stockholder has effective control over our business.

As of November 1, 2012, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 92.86% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2012, we held $67.1 million in cash and short-term investments.

We may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, effects of the financial crisis, reduced access to credit facilities and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs and be required to meet restrictive debt covenants. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

Our business and operations would suffer in the event of a failure of our information technology infrastructure.

We rely upon the capacity, efficiency and security of our information technology hardware and software infrastructures and those from third parties, as well as our ability to expand and update these infrastructures in response to our evolving needs. Any failure to manage, expand, update or secure our information technology infrastructures or any failure in the operation of these infrastructures could harm our business.

Our information systems and third-party systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access, theft of information and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruption or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, these events may force us to devote more money and resources in order to protect ourselves against damages caused by these disruptions or security breaches in the future.

A security breach or cyber-attack of our networks could interrupt our operations or harm our reputation.

Our systems may be vulnerable to attacks such as data theft, computer viruses, programming errors, attacks by third parties or similar problems. If we were to experience a security breach, or cyber -attack, we could be required to incur substantial costs and liabilities, including but not limited to, expenses attributable to rectifying the security breach or cyber-attack including the cost of repairing any damage to our systems, liability for stolen assets or information, lost revenue and income resulting from any system downtime, increased costs for cyber security protection, and damage to our reputation causing customers and possibly investors to lose confidence in us.

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this “Risk Factors” section. The turmoil in credit markets and in the broader economy has contributed to share price and volume fluctuations in global stock markets that have reduced the market price of many technology stocks, including ours in fiscal 2009. In addition, in fiscal 2011 and 2012, our stock price was volatile as the stock market experienced extreme price and volume fluctuations. During fiscal 2012, our closing stock price on NASDAQ ranged from a high of US$8.23 per share to a low of US$4.56 per share. The stock market has experienced extreme price and volume fluctuations that have affected the share price of many technology companies, with such volatility often unrelated to the operating performance of these companies. Divergence between our actual or anticipated financial results and published expectations of analysts can cause significant swings in our stock price. Our stock price can also be affected by announcements that we, our competitors, or our customers may make, particularly announcements related to acquisitions, significant transactions or financial guidance. These factors, as well as conditions affecting the general economy or financial markets, may materially affect our stock price in the future.

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

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2011 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On November 7, 2011 we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of our public float (as defined by the Toronto Stock Exchange), or 575,690 of subordinate voting shares at the prevailing market price. From November 10, 2011 through November 9, 2012, we repurchased for cancellation 565,748 shares under that program for an aggregate net purchase price of US$2.8 million.

In June 2012, we committed to implement a restructuring plan to align our cost structure with the challenging market environment. This plan will result in one-time expenses of approximately US$3.3 million, mainly for severance expenses. Most of the plan was executed in the fourth quarter of fiscal 2012 and it resulted in charges of $2.3 million in severance expenses during that period; the remaining of the plan will be executed in the first half of fiscal 2013.

On November 7, 2012 we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 12, 2012, and will end on November 11, 2013, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839, a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

B.	Business Overview

EXFO is a leading provider of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged IP networks. Our test and service assurance solutions specifically target high-growth market opportunities related to optimizing next-generation networks: wireless backhaul, 4G/LTE (Long-Term Evolution), fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) and 40G/100G network upgrades. The Life Sciences and Industrial Division, which provided solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors, was sold to The Riverside Company, a private equity firm, in October 2010.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in the global telecommunications test and service assurance industry through acquisitions of transport and datacom, copper/xDSL and wireless test companies as well as an IP service assurance business.

We launched 21 new products in fiscal 2012 compared to 19 in 2011 and 20 in 2010. Key product introductions in fiscal 2012 included among others the FTB-85100G Packet Blazer, a multi-rate, multi-service test solution for characterizing high-speed networks reaching 100G; Ethernet One, a centralized Ethernet service activation and monitoring solution that we believe enables operators to improve the operational efficiency of their networks from the core to the last mile; EXFO Apps, a portal offering software applications that we believe boosts the capabilities and productivity of the FTB Ecosystem of smart platforms and test modules; the QA-805/QA-813 QualityAssurer, a highly scalable platform (simulates more than 12 million active subscribers) for load simulation of converged 3G, 4G/LTE and IMS (IP Multimedia Subsystem) networks; the portable iPro, a capture and analysis probe for wireless networks up to 10 Gbit/s; and the MaxTester 600 series for VDSL2 installation and repair work on copper links.

Industry Background

Market conditions in the telecommunications industry remain difficult due a sluggish macro-economic environment, the European debt crisis and its effects on other regional economies, as well as the decrease in capital spending among network operators. In addition, network operators are attempting to monetize their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability.

Despite these constraints, we believe the fundamental drivers toward broadband deployments and fixed-mobile Internet protocol (IP) network convergence are firmly entrenched in the telecommunications industry. Although we do not expect that network operators will increase capital expenditures in fiscal 2013, we believe they will spend more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s Visual Networking Index, global IP traffic will nearly quadruple from 2011 to 2016, reaching 1.3 zettabytes per year in 2016. (A zettabyte is equal to 1,000 exabytes or 250 billion DVDs). According to Cisco, global mobile traffic, a subset of this larger group, is expected to increase 18-fold during the same period. We believe this explosive growth is being driven by a proliferation of media-rich mobile communication devices (smart phones and tablets), a growing number of Internet users, faster broadband speeds and increased video usage.

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

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. We expect architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while commercial deployments of 100 Gbit/s Ethernet networks are under way. In the long run, we expect these solutions will offer a more economical way to add capacity to congested network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

Growth Strategy

Our long-term goal is to become the market leader in the global telecom test and service assurance industry. Given soaring bandwidth demand and IP convergence, wireless and wireline network operators and equipment manufacturers are faced with a major investment cycle.

To achieve our goal, we plan to:

●	Increase our presence with wireless operators;
●	Enable network operators to reduce their operating expenses;
●	Expand our sales to existing Tier-1 network operators; and
●	Accelerate profitability through execution.

Customers

Telecom customers on a global basis use our test and service assurance solutions to enable their wireline and wireless networks to perform optimally during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring. From December 2000 to October 2010, we also had select customers in the high-precision assembly and life science sectors that required our solutions to render them more efficient in their respective fields.

We initially developed telecom test equipment for wireline network operators and, to a lesser extent, component vendors and equipment manufacturers, but over the years we have expanded our offering to wireless network operators, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises and laboratory researchers.

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

In fiscal 2012, our top customer accounted for 4.4% of our sales and our top three customers represented 12.0%.  In comparison, our top customer accounted for 7.2% of sales and our top three customers represented 16.3% in 2011, while our top customer accounted for 4.9% of sales and our top three customers represented 12.2% in 2010.

Products

We offer an extensive range of wireline and wireless test and service assurance solutions to the global telecommunications industry. We believe our success has been largely predicated on our core expertise in developing test equipment for wireline networks. Following the acquisition of Brix Networks in April 2008, we expanded our product portfolio into the service assurance market for next-generation IP networks. Through the acquisition of NetHawk Oyj in March 2010, we offer test and service assurance solutions for 2G, 3G and 4G/LTE wireless networks.

We believe the competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, we believe our products enable network equipment manufacturers and operators to design, deploy, troubleshoot and monitor wireline and wireless networks, and also help customers reduce their operating expenses.

Products for Network Operators

Wireline Test Equipment

We provide an extensive range of portable test solutions that are mainly used by network operators to install, turn up and maintain their optical and copper-based telecommunications networks. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our handheld instruments are durable, compact and easy to use. Our field-test platforms, namely the FTB-1 Platform, FTB-200 Compact Platform and FTB-500 Platform, are at the core of our wireline product portfolio.

Our FTB-1 Platform, which is designed for frontline technicians in the field, is a single-slot, modular platform dedicated to fiber-optic, copper, Ethernet, fiber-to-the-home and multiservice testing applications. Our FTB-200 Compact Platform, for the “super field technician”, holds up to two interchangeable modules that are fully compatible with our more advanced FTB-500 platform. Test technologies well suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTSs), SONET/SDH analyzers up to 10 Gbit/s, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers. Our third-generation field-testing platform, the FTB-500, is available in two configurations for various high-end tasks with transmission rates up to 100 Gbit/s. The four-slot model is designed for datacom testing, OTDR analysis, optical loss, and Ethernet testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It can handle dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis. All three portable platforms support USB, mobile, Wi-Fi, and Bluetooth connectivity capabilities to efficiently manage testing and reporting operations in the field.

These PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment called the FTB Ecosystem. Leveraging platform connectivity, customers can keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements. In addition, field technicians can view instructional videos during periods of downtime. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

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

EXFO’s network simulators are also used by network service providers in their pre-deployment labs to simulate real-world, large-scale network traffic and end-user behavior in order to predict network behavior, uncover faults and optimize networks before new wireless network components and/or services are deployed.

Wireline/Wireless Service Assurance Systems

We provide a converged service assurance solution, called the Brix System, for wireline and wireless network operators, as well as for the managed services arms of network equipment manufacturers in support of service-level agreements (SLAs) required by their customers.

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

We believe a competitive advantage of EXFO’s service assurance solution is the ability to implement SLA monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

●	Performance monitoring and analysis;
●	Advanced data correlation and analysis engine;
●	VoIP service assurance;
●	IP/MPLS service assurance;
●	Mobile backhaul and metro Ethernet service assurance;
●	IP video service assurance;
●	Advanced analytics and reports; and
●	Custom solutions services.

The Brix System offers a multi-play capability such that customers can leverage one, several or all of the above on a single platform, which we believe delivers significant savings in capital and operating expenditures.

We believe the highly scalable BrixWorx correlation and analysis engine architecture is well suited for the needs of operators’ networks and IP services.  It works together with network-wide monitoring sources — including Brix verifiers, third-party devices and standards-based interfaces — and Brix software applications. BrixWorx conducts network and IP service testing and monitoring, while collecting, storing, correlating and analyzing essential data to produce detailed graphical reports and analytics on end-to-end service performance.

Brix software applications include:

●	BrixCall: Voice quality and performance management;
●	BrixNGN: IP/MPLS and carrier Ethernet (mobile backhaul and metro Ethernet) service quality monitoring;
●	BrixVision: Comprehensive IP video quality and performance management; and
●	BrixView: Advanced analytics and business intelligence software.

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

The IQS-600 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO’s wide selection of high-performance test modules includes high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, polarization controllers, optical spectrum analyzers and optical switches.

Outside our IQS family of products, we offer advanced, stand-alone test solutions for network equipment manufacturers in the process of developing ultra-high-speed optical networks.

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

The PSO-100 Series are among the industry's fastest sampling oscilloscopes, allowing characterization of optical signals at data rates up to 640 Gbits/s. The PSO-100 all-optical sampling oscilloscopes enable distortion-free, eye-diagram analysis and pattern visualization within existing high-speed optical networks.

Wireless Test Equipment

We offer 2G, 3G and 4G/LTE test solutions mainly for network equipment manufacturers. We provide two main product lines for the wireless test and measurement market: simulators and analyzers.

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

Wireless Test and Solutions
Product Type	Product Line	Typical Application
Protocol Analyzer	Hawk portfolio, including M5 analysis tool	Protocol analysis to verify correct network behavior.
Network Simulator	EAST portfolio, Navtel portfolio	Regression and load testing.
Mobile Communications Intelligence Tools	NetHawk F10, NetHawk X6 and NetHawk C2	Intelligence tools for police, armed forces and other governmental organizations to fight organized crime and terrorists.

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

Research and Development

Our global R&D operations fall under the management of a vice-president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Toronto, Canada, Chelmsford, USA, Oulu, Finland, Gothenburg, Sweden and Pune, India. Gross research and development expenditures in fiscal 2012 totaled $59.3 million, compared to $57.2 million in 2011 and $44.6 million in 2010.

We believe that our future success largely depends on our ability to introduce new solutions and product enhancements to our core technologies. Through market-oriented product portfolio review processes, we ensure that our investments in research and development are aligned with market opportunities and customers’ needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Product portfolio review meetings, which occur three times per year, enable us to select the right mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has significantly changed.

Product development projects, once they are underway, are managed through a structured process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project’s progress at various stages of its lifecycle. The following are the key review stages of the stage-gate approach:

●	Market study and research feasibility;
●	Product definition;
●	Development feasibility;
●	Development;
●	Qualification; and
●	Transfer to production.

At each stage, we review our project risks, costs and estimated completion time. We compare our design to anticipated market needs and ensure that our new product development is synchronized with other internal departments and external industry events.

We also carried out research and development at our Life Sciences and Industrial Division in Toronto, Canada, until its divestiture in October 2010. The product development process was managed using a similar stage-gate process, while projects were reviewed and approved through a portfolio review.

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

We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization or distributors supported by regional sales managers. Our main sales offices in the Americas are located in Plano, Texas, Quebec City, Canada, Toronto, Canada and Mexico. They are supplemented by a regional presence in cities across the US, Central and South America, as well as Canada.

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

Our direct telecom sales team consists of a vice-president responsible for each major geographic region: Americas, EMEA and Asia-Pacific. These three sales executives are supported by regional sales directors that lead a widely distributed team acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and service assurance. Within each major geographic region, we have sales staff dedicated to wireline, wireless and service assurance customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Sales to customers in the Americas (US, Canada, Central and Latin America) represented 52% of our sales in fiscal 2012, while sales to customers in EMEA (Europe, Middle East and Africa) and Asia-Pacific accounted for 29% and 19% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 51%, 32% and 17% of our sales, respectively, in 2011, and 52%, 30% and 18%, respectively, in 2010.

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

Product Management, Marketing/Communications and Global Services

Product Management

Our telecom product management duties fall under the responsibility of one of two vice-presidents, Test and Measurement or Systems and Service Assurance. Each product management executive is supported by directors and product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions. Finally, strategic marketing specialists analyze our markets of interests, compile competitive information and identify macro-trends in our sector.

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

Marketing/Communications

Our Marketing-Communications team, which mainly consists of a director, project managers, marketing writers, translators and graphic artists, supports our product management team by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force and for updating the marketing contents of our website.

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

Global Services

EXFO’s Global Services operation, which falls under the responsibility of a vice-president, provides customers with a broad array of support and services worldwide. This team has in-house staff in North America, Europe, and Asia. It also provides local support in specific countries through select partners. Such a strategy enables EXFO to have a global reach while maintaining strong local ties.

This team’s objective is to directly contribute to the customer’s success and to achieve EXFO’s long-term mission by providing internal and customer-facing services. Specifically, it fulfills its mission by offering:

●	Customer Relationship Management (CRM) Administration – Business Ownership of EXFO’s CRM toolset and evolution.

●
Sales Support – Leverage the effectiveness of its sales force by providing pre-sales and demo support, as well as guiding customers in purchasing the correct equipment for their respective applications, issuing quotations, and promoting our extended warranty service and support program.

●	Order Management – Accurately process customer orders from entry through fulfillment and delivery, and manage order changes.

●
Customer Service – Serve as a primary interface for inbound and outbound customer communication. Provide customers with one central point of contact and work with the customer from purchasing equipment to helping them arrange for service, if necessary.

●
Product Support – Provide expert technical support and deliver product service worldwide. Directly manage EXFO’s Worldwide Service Centers, and the Service Partner Program. Where applicable, furnish installation and on-site servicing for more complex equipment and applications.

●	Systems Services – Provide pre-sale, delivery, post-sale technical support, and systems actualization of EXFO’s network monitoring and converged service assurance systems.

●	Education Services – Aggregate expertise, develop material, and deliver free and fee-based training.

●	Professional Services – Provide value-added solution services for EXFO’s test and system customers.

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our telecom manufacturing activities, which occupy a total of approximately 122,000 square feet, take place at our plants in Quebec City, Canada (2) and Shenzhen, China (1), but we also have facilities in Chelmsford, USA, and Oulu, Finland, for final assembly of service assurance and wireless test equipment. All our manufacturing operations fall under the supervision of a vice-president.

Our Quebec City, Canada, operations mainly produce low-volume, high-complexity telecom products. It has maintained ISO 9001 certification since 1994 and first obtained TL 9000 certification in July 2012. Our manufacturing plant in Shenzhen, China, which started operations in September 2007, is responsible for the production of high-volume, low-complexity telecom products. Our Shenzhen plant, which follows the same corporate quality standards, was first certified ISO 9001 in January 2009 and also obtained TL 9000 certification in July 2012.

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

●
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

●
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

●
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

Our manufacturing operations are subject to environmental laws in various jurisdictions around the world. Our product designs comply with Directive 2002/96/EC and Directive 2002/96/EC (RoHS), legislation enacted by the European Union regarding, respectively, the disposal of waste electrical and electronic equipment (WEEE) and the restriction of the use of certain hazardous substances in electrical and electronic equipment, for all products exported to Europe. As climate change, environmental and biodiversity issues have become critical to our global society, EXFO has established a plan to be certified ISO 14001 in 2013 and, therefore, reduce its environmental footprint.

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

Sources and Availability of Raw Materials

We use various suppliers to provide parts for the manufacture and support of multiple product lines. Although our intention is to establish at least two sources of supply for materials whenever possible for certain parts, we obtain certain materials from single or limited source supply arrangements. We may not be able to procure these parts from alternative sources at acceptable prices within a reasonable time; therefore, the loss or interruption of such arrangements could have an impact on our ability to deliver certain products on a timely basis. See Item 3D of this Annual Report under “Risk Factors” ‒ We depend on short-term arrangements with a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results”.

We will continue to reduce the risk of production interruptions and shortages of parts by: (1) selecting and qualifying alternative sources of supplies for key parts whenever possible, and (2) maintaining an appropriate supply of key parts.

Seasonality

Historically, we have been subject to seasonality mainly in our second quarter (December, January and February) due to the Christmas holidays and delays in approval of network operators’ spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end spending on the part of network operators. Following the acquisition of NetHawk Oyj in 2010, we are also subject to seasonality in the fourth quarter (June, July and August), since bookings activity tends to slow down during the summer months, especially in Europe. These seasonal effects to do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as a reliable indicator of our future revenue or results of operations.

Competition

The telecommunications wireline and wireless test and service assurance industry is highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

●	product performance and reliability;
●	solution’s contribution to productivity;
●	price and quality of products;
●	level of technological innovation;
●	product lead times;
●	breadth of product offerings;
●	ease of use;
●	brand-name recognition;
●	customer service and technical support;
●	strength of sales and distribution relationships; and
●	financial stability.

Main competitors in the test and measurement equipment environment include global suppliers like Anritsu Corporation, JDS Uniphase Corporation, and Danaher Corporation (Tektronix Communications and Fluke Networks), as well as other players like Yokogawa Electric Corporation, IXIA, Spirent Communications plc, AFL, Kingfisher International, ShinewayTech and VeEX Inc. On the service assurance side, we mainly compete against Tektronix Communications, Anritsu Corporation, JDS Uniphase Corporation, NetScout Systems, Inc., IXIA and Spirent Communications plc. See Item 3D of this Annual Report under “Risk Factors” ‒ We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.”

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

Employees

As at November 1, 2012, we had 1,732 full-time employees compared to 1,752 and 1,656 for the same periods in 2011 and 2010, respectively. Our workforce as of November 1, 2012 included 356 employees in manufacturing, 816 employees in research and development, and 560 employees in sales and marketing as well as general and administrative functions.

Our future performance depends, to a significant degree, on our continued ability to attract and retain highly skilled and qualified technical, sales and marketing, and senior management personnel. Our employees are not represented by a labor union with the exception of our manufacturing personnel in Quebec City, Canada. We consider relations with our employees to be good. See Item 3D of this Annual Report under “Risk Factors ‒ We require employees and managers who are knowledgeable about the specialized nature of our business. If we are unable to attract and retain sufficient numbers of highly skilled technical, sales, marketing, senior management and other personnel, our operations and financial results will suffer”.

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

In the United States, our products must comply with the regulations of some agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC’s regulations, our products must comply with certain electromagnetic compatibility (EMC) requirements to insure they do not generate electromagnetic noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Additionally, some of our products must comply with the FDA’s non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA’s regulations applicable to our products are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA. Furthermore, for our Life Science and Industrial Division, certain U.S. states require mandatory product registration and reporting of Mercury-added products being imported. This registration is controlled by the Interstate Mercury Education and Reduction Clearinghouse (IMERC).

Similar regulations apply in other countries. For example, in Canada our products must comply with the applicable standards adopted by the Standards Council of Canada (SCC). These include product safety standards developed in collaboration with the Canadian Standards association as well as EMC requirements adopted by Industry Canada. Countries in the European Union require product compliance as dictated by the applicable directives, which are required to be authorized to apply the CE marking on the product. This includes testing to ensure compliance with harmonized European Norm (EN) standards for product safety, EMC requirements and now RoHS.

In Europe, with the implementation of the WEEE directives for recycling of electronic products in selected European Countries (2002/96/EC revisited later and named 2012/19/EU), EXFO has established a process to ensure full compliance with regulations and oversee the management, logistics, recycling rate, disposal services and activities related to recycling of electronic equipment and products within the member states.

Additionally, to address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or “RoHS” Directive (2002/95/EC revisited later and named 2011/65/EU), which applies to all products included within the scope of WEEE directive with the exception of Categories 8 (Medical devices) and 9 (Monitoring and control instruments). Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the directive. To ensure compliance to this directive, a formal restricted substances control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS directive.

Other significant types of regulations not described in this Annual Report also may apply, depending upon the relevant product and country of destination.

 Intellectual Property

Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file U.S. and international applications to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of copyright, trademark, trade secret rights, licensing and confidentiality agreements. See Item 3D of this Annual Report under “Risk Factors ‒ Our intellectual property and proprietary technology are important to the continued success of our business. Our failure to protect this proprietary technology may significantly impair our competitive position”; Risk Factors ‒ Our intellectual property rights, particularly our existing or future patents may be invalidated, circumvented, challenged or required to be licensed to others” and “Risk Factors  ‒ Others may claim that our products infringe upon their intellectual property rights, or they may infringe our intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.”

As of August 31, 2012, our records indicate that we held 38 actively-maintained granted U.S. patents, 49 granted or validated patents in countries of the European Community, 8 patents in Canada, 5 patents in China, and one patent in the Russian Federation. In addition, we have 23 patent applications pending in the U.S., 7 in Canada, 8 in China, 1 in Finland, 12 regional patent applications at the European Patent Office, and 7 applications in other countries, as well as 2 International Applications under the Patent Cooperation Treaty that have not yet entered the national/regional phase. The expiration dates of our active issued patents range from 2012 to 2030.

We consider seven of our inventions for which patents have either been granted or are pending to be material. These inventions are:

●
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

●
a method for determining the optical signal-to-noise ratio employing an optical spectrum analyzer, which is particularly advantageous for use with tightly-filtered DWDM signals used in high-bandwidth optical networks.  This invention is a key value-added option to our FTB-5240-S series of portable optical spectrum analyzers;

●
a method and apparatus to determine the theoretical and practical data rates for a cable under test. This invention forms the basis of the EXFO CableSHARK product, describing how two test devices, communicating with each other via the cable under test, can predict the performance of a pair of ADSL (Asymmetric Digital Subscriber Line) modems, and in case of problems, analyze the cause of the modems’ failure to synchronize;.

●	a method and system for hardware time stamping packetized data to provide sub-microsecond accuracy in test measurements, which is embedded in the Brix100M, Brix1000, and Brix2500 Series Verifiers;

●
a method for actively analyzing a data packet delivery path to provide diagnostics and root cause analysis of network delivery path issues, which is embedded in BrixCall, BrixNGN, and BrixVision applications of EXFO Service Assurance;

●	a distributed protocol analyzer for quality-of-service measurement. This invention underlies the combined QoS measurements offered in the NetHawk iPro and NetHawk M5 products; and

●
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

As of November 1, 2012, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc.
1985-09-18
(Canada)
Operating
100%
EXFO Asia Pacific PTE Ltd.
2001-01-18
(Singapore)
Operating
100%
EXFO Australia Pty Ltd.
2012-04-03
(Australia)
Operating
100%
EXFO China Ltd.
2000-04-19
(Hong Kong)
Operating
100%
EXFO Electro-Optical Engineering India Private Ltd.
2006-11-24 (India)
Operating
100%
EXFO Japan PTE Ltd.
2012-03-26
(Japan)
Non-operating
100%
EXFO Telecom Equipment (Shenzhen) Co. Ltd.
2007-04-02 (China)
Operating
100%
NetHawk Solutions Pvt. Ltd.
2006-06-19
(India)
Operating
100%
GAP Optique SA
(Switzerland)
Dissolved 2011-11-01
100%
GEXFO Distribution Internationale Inc.
1992-12-17 (Quebec)
Holding
2%
98%
EXFO Latin America Telecommunications SA de CV
2011-07-07 (Mexico)
Operating
100%
EXFO Europe Limited (formerly Consultronics Europe Limited) 1988-11-11 (UK)
Operating
100%
EXFO Europe SARL
1994-02-08
(France)
Non-operating
100%
EXFO Financial LLC
2010-02-23
(Delaware)
Operating
100%
EXFO Finland Oy
2010-02-24
(Finland)
Operating
100%
EXFO Oy (formerly NetHawk Oyj)
1985-08-01
(Finland)
Operating
100%
Insinööritoimisto Taipale Oy
1992-08-19
(Finland)
Non-operating
100%
Kaski Group Oy
1999-09-14
(Finland)
Non-Operating
100%
NetHawk France SARL
2001-09-04
(France)
Operating
100%
NetHawk Networks India Pvt. Ltd. 2005-05-12
(India)
Operating
100%
NetHawk Pte. Ltd.
2003-12-31
(Singapore)
Non-Operating
100%
EXFO Germany GmbH (formerly NetHawk GmbH)
2001-09-04 (Germany)
Operating
100%
EXFO Service Assurance Inc. (formerly Brix Networks Inc.)
1999-05-26 (Delaware)
Operating
100%
Brix Networks UK Limited
(UK)
Dissolved 2010-01-05
100%
EXFO Sweden Aktiebolag
2008-09-19
(Sweden)
Operating
100%
EXFO USA Inc.
2000-12-07
(Delaware)
Holding
100%
EXFO America Inc.
1992-12-15
(Delaware)
Operating
100%
EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments Inc.) 1972-08-25
(New York) Non-Operating
100%
Burleigh Automation Inc.
(Delaware)
Dissolved 2012-08-13
100%
NetHawk Corporation
2005-05-19
(Delaware)
Non-Operating
100%
Navtel Communications Inc.
(Ontario)
Dissolved 2008-03-26
100%
Navtel Sales Limited
2003-01-07
(Ontario)
Non-Operating
100%
Navtel Communications (U.S.) Inc.
(Delaware)
Dissolved 2010-01-27
100%
Navtel Deutschland GmbH
2003-06-05
(Germany)
Non-Operating

D.	Property, Plants and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada (formerly Avantas Networks Inc), in Concord, Ontario, Canada (formerly Consultronics Limited), in Chelmsford, Massachusetts, United States (formerly Brix Networks Inc., now EXFO Service Assurance Inc.), in Eastleigh, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Gothenburg, Sweden (EXFO Sweden Aktiebolag), in Oulu, Finland (NetHawk Oyj), in Lappeenranta, Finland (NetHawk Oyj), in Bhubaneswar, India (NetHawk Networks India Pvt. Ltd.), in Richardson, Texas, United States (EXFO America Inc.).

In addition, we maintain sales offices and/or have regional sales managers located in China, Czech Republic, France, Germany, Great Britain, India, Mexico, Singapore, Spain, Sweden, United Arab Emirates and the United States.

In September 2010, in April 2011 and in August 2012, we purchased premises in Magarpatta, Pune, India.

In May 2012, we completed the construction and relocated our R&D activities (located in St-Laurent) into a new building of 125,000 sq. ft. We occupy approximately 50% of the premises and intent to lease the remaining for an undetermined period. This project costs incurred total $21.5 million and was paid cash.

The following table sets forth information with respect to the main facilities that we occupy as of November 1, 2012.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	50%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, manufacturing, management and administration	129,000 (1)	80%	Owned
2500 Alfred-Nobel St-Laurent (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	50%	Owned
2500 Alfred-Nobel St-Laurent (Quebec) H4S 2C3	Available for rent	50,000	0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500	40%	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	29,000	65%	Leased

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
Winchester House School Lane Chandlers Ford, Eastleigh, Hampshire SO53 4DG United Kingdom	Occupied for European customer service, sales management and administration	13,000	60%	Leased
3rd Floor, Building 10, Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126, China	Occupied for manufacturing of telecom products	56,000	80%	Leased
Offices No 102, 602, 603, 604 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	31,947	80%	Owned
Elektroniikkatie 2 FI-90590 Oulu, Finland	Occupied for research and development, manufacturing, management and administration	47,097	60%	Leased
NetHawk Networks India Private Ltd. 5th floor, IDCO Tower 2000 Mancheswar Industrial Area Bhubaneswar 751010, India	Occupied for research and development	25,239	70%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate businesses that we acquire; our ability to successfully expand international operations; and our retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated November 7, 2012.

All dollar amounts are expressed in US dollars, except as otherwise noted.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On September 1, 2011, we adopted International Financial Reporting Standards (IFRS) as issued by the “International Accounting Standards Board (IASB)”. Our consolidated financial statements for the year ended August 31, 2012 have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, as issued by the IASB. Previously, we prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles, in effect prior to September 1, 2011 (previous GAAP). Comparative information as at August 31, 2011 and for the year ended August 31, 2011 has been restated to comply with IFRS. Note 3 to our consolidated financial statements details the most significant adjustments to our reported statement of change in shareholders’ equity, statements of earnings, comprehensive income and cash flows for the comparative year.

INDUSTRY OVERVIEW

Market conditions in the telecommunications industry remain difficult due to a sluggish macro-economic environment, the European debt crisis and its ripple effects on other economies, as well as the tightening of capital spending among network operators. In addition, network operators are attempting to monetize their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability.

Despite these constraints, the fundamental drivers toward broadband deployments and fixed-mobile Internet protocol (IP) network convergence are firmly entrenched in the telecommunications industry. Although we do not expect that network operators will significantly increase capital expenditures in fiscal 2013, we believe they will spend more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

Growing Bandwidth Demand

According to Cisco’s Visual Networking Index, global IP traffic will nearly quadruple from 2011 to 2016, reaching 1.3 zettabytes per year in 2016. (A zettabyte is equal to 1,000 exabytes or 250 billion DVDs). According to Cisco, global mobile traffic, a subset of this larger group, is expected to increase 18-fold during the same period. We believe this explosive growth is being driven by a proliferation of media-rich mobile communication devices (smart phones and tablets), a growing number of Internet users, faster broadband speeds and increased video usage.

IP-Based Services

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

FTTH and Hybrid Networks

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

Core Network Expansion Initiatives

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while commercial deployments of 100 Gbit/s Ethernet networks are under way. In the long run, we expect these solutions will offer a more economical way to add capacity to congested network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

Wireless Network Investments

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance vendors in fiscal 2012.

COMPANY OVERVIEW

We are a leading provider of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged, IP (Internet Protocol) fixed and mobile networks. Our test and service assurance solutions specifically target high-growth market opportunities related to optimizing next-generation networks: wireless backhaul, 4G/LTE (long-term evolution), fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN), carrier Ethernet, and 40G/100G network upgrades. Customers on a global basis rely on our test and service assurance solutions to enable their wireline and wireless networks to perform optimally during their complete lifecycles: research, development, manufacturing, installation, maintenance and monitoring. Our success has been largely predicated on our core expertise in developing telecom test equipment for wireline network operators and to a lesser extent equipment manufacturers, but over the years we have expanded our offering to wireless network operators, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises, component vendors and laboratory researchers.

We have a staff of approximately 1700 people in 25 countries, supporting more than 2000 telecom customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supplemented by a software development center in India.

In fiscal 2012, we completed the construction of our new building in Montreal, Canada, which we occupy since June 2012.

In fiscal 2012, we committed to implement a restructuring plan to align our cost structure with the challenging market environment. This plan will result in one-time expenses of approximately US$3.3 million, mainly for severance expenses. Most of the plan was executed in the fourth quarter of fiscal 2012 and it resulted in charges of $2.3 million in severance expenses during that period; the remaining of the plan will be executed in the first half of fiscal 2013.

We launched 21 new products in fiscal 2012. Key product introductions in 2012 included amongst others the FTB-85100G Packet Blazer, a multi-rate, multi-service test solution for characterizing high-speed networks reaching 100G; Ethernet One, a centralized Ethernet service activation and monitoring solution that enables operators to improve the operational efficiency of their networks from the core to the last mile; EXFO Apps, a portal offering software applications that boost the capabilities and  productivity of FTB platforms and test modules; the QA-805/QA-813 QualityAssurer, the industry's most scalable platform (simulates more than 12 million active subscribers) for load simulation of converged 3G, 4G/LTE and IMS networks; the portable iPro, an intelligent high-performance capture and analysis probe for wireless networks up to 10 Gbit/s; and the MaxTester 600 series for cost-effective VDSL2 (very-high-speed-digital subscriber line 2) installation and repair work on copper links.

We reported sales of $250.0 million in fiscal 2012, which represents a decrease of 7.3% year-over-year from $269.7 million in 2011, mainly due to global economic conditions and reduced spending by network operators.

We reported a net loss from continuing operations of $3.6 million, or $0.06 per share, in fiscal 2012, compared to net earnings from continuing operations of $9.2 million, or $0.15 per diluted share, in 2011. The net loss from continuing operations in fiscal 2012 included $7.8 million in after-tax amortization of intangible assets, $1.9 million in stock-based compensation costs, $1.9 million in after-tax restructuring charges and a gain of $0.3 million for the changes in the fair value of the cash contingent consideration. Net earnings from continuing operations for fiscal 2011 included $8.7 million in after-tax amortization of intangible assets, $2.0 million in stock-based compensation costs and a gain of $2.7 million for the changes in the fair value of the cash contingent consideration. Earnings from operations (from continuing operations) amounted to $504,000, or 0.2% of sales in fiscal 2012 compared to $21.3 million, or 7.9% of sales in 2011.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, changes in the fair value of the cash contingent consideration and gain from disposal of discontinued operations) amounted to $13.5 million, or 5.4% of sales, in fiscal 2012, compared to $30.6 million, or 11.3% of sales in 2011. Adjusted EBIDTA in fiscal 2012 included a foreign exchange loss of $657,000, compared to $3.8 million in 2011. See further in this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings (loss).

On November 7, 2011, we announced that our Board of Directors had approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of the issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012.

On November 7, 2012, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing  2,072,721 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 12, 2012, and will end on November 11, 2013, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839, a copy of the notice sent to the Toronto Stock Exchange (TSX) according to our normal course issuer bid.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2011 and 2012, no customer accounted for more than 10% of our sales, with our top customer representing 7.2% and 4.4% of our sales respectively.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is exclusive of depreciation and amortization, which are shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, as well as depreciation and amortization expenses.

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

OUR STRATEGY AND KEY PERFORMANCE INDICATORS

Three-Year Strategic Objectives

Our long-term goal is to become the market leader in the global telecom test and service assurance industry. To help us reach our eventual goal, we had established a growth strategy that took advantage of soaring bandwidth demand and IP network convergence on fixed and mobile networks. This strategy, which was fine-tuned over the years, consisted of:

●	Increasing our wireless presence;
●	Enable network operators to reduce their operating expenses;
●	Expanding our share of wallet with Tier-1 network operators; and
●	Accelerating profitability through execution.

To gauge the success of our strategy, we had established three corporate performance objectives for the three-year period ended in fiscal 2012:

o	Increase sales by a CAGR* of at least 25%
o	Raise gross margin to 65%
o	Increase adjusted EBITDA** in dollars by a CAGR of at least 30%

*	Compound annual growth rate

**
EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets and impairment of goodwill. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration and the gain from the disposal of discontinued operations.

Results Achieved in Fiscal 2012

Our corporate performance objectives take into account the sales and operating results of our Life Sciences and Industrial Division, which are presented as discontinued operations in our figures for fiscal 2009, 2010 and 2011.

Following are our results of our three-year plan:

Corporate Performance Objectives (Fiscal 2010-2012)
		Results After
Objectives	Metrics	1 Year	2 Years	3 Years
Increase sales by a CAGR of at least:	25%	32.0%	25.4%	13.1%
Raise gross margin from 61.3% to:	65%	62.4%	62.7%	63.3%
Increase adjusted EBITDA** in dollars by a CAGR of at least:	30%	88.8%	45.4%	-2.2%

In fiscal 2012, our sales amounted to $250.0 million, which represents a CAGR of 13.1% for the three-year period. Our gross margin, reached 63.3% in fiscal 2012. Finally, adjusted EBITDA amounted to $13.5 million, or 5.4 % of sales, in fiscal 2012, representing a negative CAGR of 2.2% for the three-year period. See further in this document for a reconciliation of IFRS net earnings (loss) to adjusted EBITDA.

We were on track to achieve our corporate performance objective two years into our three-year plan. In fiscal 2012, however, a sluggish macro-economic environment, combined with the debt crisis in Europe, caused several network operators to hold off on their capital-intensive spending projects; consequently, we fell short of our three-year goals. However, during this three-year period, we remained committed to our growth strategy, which led our actions.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

Consolidated statements of earnings data:	2012	2011	2012	2011
Sales	$249,966	$269,743	100.0%	100.0%

Cost of sales (1)	91,792	100,296	36.7	37.2
Selling and administrative	94,139	87,062	37.7	32.3
Net research and development	49,854	47,927	19.9	17.7
Depreciation of property, plant and equipment	6,169	6,655	2.5	2.5
Amortization of intangible assets	7,819	9,183	3.1	3.4
Changes in the fair value of cash contingent consideration	(311)	(2,685)	(0.1)	(1.0)
Earnings from operations	504	21,305	0.2	7.9
Interest and other income	131	511	0.1	0.2
Foreign exchange loss	(657)	(3,808)	(0.3)	(1.4)
Earnings (loss) before income taxes	(22)	18,008	–	6.7
Income taxes	3,571	8,814	1.4	3.3
Net earnings (loss) from continuing operations	(3,593)	9,194	(1.4)%	3.4%
Net earnings from discontinued operations	–	12,926
Net earnings (loss) for the year	$(3,593)	$22,120
Basic and diluted net earnings (loss) from continuing operations per share	$(0.06)	$0.15

Basic net earnings (loss) per share	$(0.06)	$0.37

Diluted net earnings (loss) per share	$(0.06)	$0.36

Other selected information:

Gross margin (2)	$158,174	$169,447	63.3%	62.8%

Research and development data:
Gross research and development	$59,282	$57,226	23.7%	21.2%
Net research and development	$49,854	$47,927	19.9%	17.7%

Restructuring changes included in:
Cost of sales	$264	$–	0.1%	–%
Selling and administrative expenses	$1,181	$–	0.5%	–%
Net research and development expenses	$884	$–	0.4%	–%

Adjusted EBITDA (2)	$13,524	$30,583	5.4%	11.3%

Consolidated balance sheets data:
Total assets	$306,683	$322,355

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 50 for non-IFRS measures.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

SALES

In fiscal 2012, our sales decreased 7.3% to a $250.0 million, compared to $269.7 million in 2011.

In fiscal 2012, market conditions in the telecommunications industry remained tenuous due to macro-economic uncertainty, the European debt crisis and its ripple effects on other economies, the tightening of capital spending among network operators as well as delays in customers’ orders. In addition, Europe turned out to be more impacted than we expected, the anticipated pick-up of spending in the Americas did not materialize, especially with Tier-1 operators, while China has been sluggish. This has rendered our end-markets very difficult in the short term and has resulted in lower sales in fiscal 2012, compared to 2011.

In addition, network operators are grappling with issues of monetizing their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability, as they are increasingly scrutinizing their capital expenditures and even delaying some purchasing decisions. Reduced capital spending and less capital-intensive network deployments mostly affected our physical-layer solutions sales in fiscal 2012, compared to 2011.

Also, in fiscal 2012, as a result of the above-mentioned factors, we did not benefit from the same level of calendar year-end budget spending from some of our customers compared to 2011. The magnitude of customers’ calendar year-end budget spending may fluctuate year-over-year.

Furthermore, in fiscal 2011, we received a follow-on order worth over $6 million from a Tier-1 European operator for our AXS-200/635 triple-play tester. We did not recognize such large single order in fiscal 2012, which reduced our sales of physical-layer solutions year-over-year.

Also, in fiscal 2012, the increase in the average value of the US dollar compared to the euro had a negative impact of approximately $2 million on our sales compared to 2011 as we report our results in US dollars; this represents a decrease of 0.7% of sales year-over-year.

Finally, in fiscal 2012, we recorded in our sales foreign exchange gains of $1.1 million on our forward exchange contracts, compared to $2.8 million in 2011, which contributed to decrease our sales 0.6% year-over-year.

Despite current challenging market conditions on a global basis and the general decrease in our sales year-over-year in fiscal 2012, we delivered a 4.4% sales growth for our protocol products year-over-year. Protocol sales are less dependent on large network rollouts and benefited from system upgrades from 10 Gbit/s to 40 Gbit/s and 100 Gbit/s as well as investments in wireless backhaul networks.

The following table summarizes changes in sales by product lines:

	Years ended
	August 31, 2012	August 31, 2011	Change in %

Physical-layer solutions	$135,141	$158,002	(14.5	) %
Protocol-layer solutions	113,700	108,946	4.4
Foreign exchange gains on forward exchange contracts	1,125	2,795	(59.7)

Total sales	$249,966	$269,743	(7.3	) %

Bookings

Bookings decreased 10.1% year-over-year to $244.8 million in fiscal 2012 from $272.3 million in 2011, for a book-to-bill ratio of 0.98 in fiscal 2012.

As mentioned earlier, we believe that difficult market conditions in the telecommunications industry, which led to reduced capital spending and less capital intensive deployments, had a negative impact on our bookings in fiscal 2012 compared to 2011, especially for our physical-layer solutions. Our protocol products bookings, benefited from system upgrades from 10 Gbit/s to 40 Gbit/s and 100 Gbit/s as well as investments in wireless backhaul networks, which limited the year-over-year decrease in bookings for this product line.

Geographic distribution

In fiscal 2012, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 52%, 29% and 19% of sales respectively, compared to 51%, 32% and 17% respectively in 2011.

GROSS MARGIN (non-IFRS measure – refer to page 50 of this document)

Gross margin amounted to 63.3% and 62.8% of sales in fiscal 2012 and 2011 respectively.

The increase in our gross margin in fiscal 2012, compared to 2011, can be explained by the following factors.

First, in fiscal 2012, the product mix was more favorable as we sold more protocol testing products compared to 2011, which resulted in a higher gross margin year-over-year. Protocol testing products deliver higher gross margin than our other product lines. In addition, in fiscal 2011, we reported larger orders for copper-access solutions, which typically deliver lower margins than our other test solutions, and we granted larger volume discounts on a significant part of these sales.

Furthermore, in fiscal 2012, our warranty provision decreased compared to 2011; this resulted in a positive impact on our gross margin year-over-year.

In addition, in fiscal 2012, a larger portion of our sales came from products manufactured in our facilities in China compared to 2011; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in our gross margin year-over-year.

On the other hand, a lower sales volume in fiscal 2012 compared to 2011 (7.3%) resulted in a lower absorption of our fixed manufacturing costs, which prevented us from further improving our gross margin year-over-year.

In addition, in fiscal 2012, we faced increased pricing pressure, which negatively affected our gross margin year-over-year.

Also, in fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales, which negatively impacted our gross margin year-over-year.

Furthermore, in fiscal 2012, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported a lower gain on our forward exchange contracts in our sales compared to the same period last year, which negatively affected our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar over the last few months had a negative impact on our gross margin in fiscal 2012 compared to 2011; in fact, our procurement costs increased as the Canadian dollar decreased compared to the US dollar, as a significant portion of our raw material purchases are denominated in US dollars and our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

Outlook for fiscal 2013

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses were $94.1 million and $87.1 million for fiscal 2012 and 2011 respectively. As a percentage of sales, selling and administrative expenses amounted to 37.7% and 32.3% for fiscal 2012 and 2011 respectively.

In fiscal 2012, we continued intensifying our sales and marketing efforts, including additional employees, both domestically and internationally, and we incurred bad debt expenses compared to bad debt recovery in 2011; in addition, despite a lower sales volume year-over-year (7.3%), our commission expenses to our sales channels were almost flat compared to 2011 due to the shift in product and territory mix; this caused our expenses to increase as a percentage of sales year-over-year.

In addition, in fiscal 2012, we recorded $1.2 million, or 0.5% of sales, in restructuring charges in our selling and administrative expenses for the employees laid off as part of our restructuring plan in the fourth quarter of the year.

However, the increase in the average value of the US dollar in fiscal 2012 compared to the Canadian dollar and the euro year-over-year had a positive impact on our selling and administrative expenses, as a portion of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars.

Outlook for fiscal 2013

For fiscal 2013, we expect our selling and administrative expenses to decrease as percentage of sales and range between 33% and 35% of sales. However, any increase in the strength of the Canadian dollar and the euro versus the US dollar would cause our selling and administrative expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars and euros.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $59.3 million and $57.2 million for fiscal 2012 and 2011 respectively. As a percentage of sales, gross research and development expenses amounted to 23.7% and 21.2% for fiscal 2012 and 2011 respectively, while net research and development expenses accounted for 19.9% and 17.7% of sales for these respective years.

In fiscal 2012, we intensified our research and development activities, including additional headcounts, which resulted in increased gross research and development expenses compared to 2011. In addition, in fiscal 2012, the mix and calendar of research and development projects resulted in increased gross research and development expenses compared to 2011.

In addition, in fiscal 2012, we recorded $884,000, or 0.4% of sales, in restructuring charges in our gross research and development expenses for the employees laid off as part of our restructuring plan implemented in the fourth quarter of the year.

However, the increase in the average value of the US dollar in fiscal 2012 compared to the Canadian dollar, the euro and the Indian rupee year-over-year had a positive impact on our gross research and development expenses, as most of these expenses are incurred in these currencies and we report our results in US dollars.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $9.4 million and $9.3 million for fiscal 2012 and 2011 respectively. As a percentage of gross research and development expenses, tax credits reached 15.9% and 16.2% for fiscal 2012 and 2011 respectively.

Outlook for fiscal 2013

For fiscal 2013, we expect our net research and development expenses to decrease as percentage of sales and range between 16% and 18% of sales. However, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these expenses are incurred in these currencies.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2012, depreciation of property, plant and equipment amounted to $6.2 million, compared to $6.7 million in 2011.

The decrease in depreciation expense in fiscal 2012, compared to 2011, is due to the fact that some assets became fully depreciated as well as the increase in the average value of the US dollar versus the Canadian dollar, the euro and the Indian rupee year-over-year, as most of the depreciation expense is incurred in these currencies and we report our results in US dollars.

Outlook for fiscal 2013

For fiscal 2013, we expect our depreciation expense to slightly decrease compared to 2012.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology and customer relationships. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $7.8 million and $9.2 million for fiscal 2012 and 2011 respectively.

The decrease in amortization expenses in fiscal 2012, compared to 2011, comes from the fact that core technologies related to the acquisition of Consultronics Limited became fully amortized in the second quarter of 2011. In addition, the increase in the average value of the US dollar compared to the Canadian dollar and the euro had to some extent, a positive impact on our amortization expense, as most of this expense is incurred in these currencies.

CHANGES IN THE FAIR VALUE OF THE CASH CONTINGENT CONSIDERATION

In fiscal 2012, changes in the fair value of the cash contingent consideration amounted to $311,000, compared to $2.7 million in 2011.

Under the acquisition agreement of NetHawk Oyj, we have a cash contingent consideration of up to €8.7 million ($11.0 million) based on a sales volume of certain NetHawk products over a three-year period ending on December 2012. We record the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable are recorded in the consolidated statements of earnings.

As at August 31, 2012, the fair value of the cash contingent consideration payable was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value during the year ended August 31, 2012, in the amount of $311,000 (€235,000), has been recorded in the consolidated statements of earnings for that year.

As at August 31, 2011, the fair value of the cash contingent consideration payable was estimated to $338,000 (€235,000), which resulted in a change in the fair value of $2.7 million, recorded in the statement of earnings in fiscal 2011.

INTEREST AND OTHER INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges.

Interest and other income amounted to $131,000 in fiscal 2012 compared to $511,000 in 2011.

In fiscal 2011, we sold non-core capital assets for proceeds of $568,000, which resulted in a gain for the same amount recorded in the interest and other income line item in the statements of earnings for that year. Otherwise, interest and other income would have slightly increased in fiscal 2012 compared to 2011.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A large portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks and any increase in the value of the Canadian dollar, compared to the US dollar and the euro, would have a negative impact on our operating results.

We reported a foreign exchange loss of $657,000 in fiscal 2012, compared to $3.8 million in 2011.

In fiscal 2012, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $657,000. In fact, the period-end value of the Canadian dollar slightly decreased 0.9% to CA$0.9863 = US$1.00 in fiscal 2012, compared to CA$0.9784 = US$1.00 in 2011, and the average value of the Canadian dollar compared to the US dollar was CA$1.0094 = US$1.00.

In comparison, in fiscal 2011, the value of the Canadian dollar significantly increased versus the US dollar, compared to August 31, 2010, which resulted in a large foreign exchange loss of $3.8 million during the year. The period-end value of the Canadian dollar increased 9.0% versus the US dollar to CA$0.9784 = US$1.00 in fiscal 2011, compared to CA$1.0665 = US$1.00 in 2010.

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in fiscal 2012, compared to these currencies year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in fiscal 2012 increased 2.0%, 6.2% and 12.3% respectively, compared to the Canadian dollar, the euro and the Indian rupee.

INCOME TAXES

We recorded income tax expenses of $3.6 million and $8.8 million in fiscal 2012 and 2011 respectively.

In fiscal 2012, we reported income tax expenses of $3.6 million on a loss before income taxes of $22,000. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible loss and expenses, such as stock-based compensation costs. However, in fiscal 2012, we recognized previously unrecognized deferred income tax assets of one of our subsidiaries, which resulted in a one-time income tax recovery of $557,000. In fact, in fiscal 2012, based on available positive and negative evidence, as well as on the level and the nature of cumulative and expected profits of one of our subsidiaries located in Asia, we concluded that it was probable that deferred income tax assets of that subsidiary (mainly operating losses carried forward) would be realizable. Otherwise, the actual tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% in fiscal 2012.

In fiscal 2011, we reported an income tax expense of $8.8 million on earnings before income taxes of $18.0 million, for an effective income tax rate of 48.9%. Our combined Canadian and provincial statutory tax rate was 29%. This situation mainly resulted from the fact that a significant portion of our foreign exchange loss was created by the translation of financial statements of our foreign operations, and was therefore non-deductible. In addition, we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, the changes in the fair value of the cash consideration, which resulted in a gain of $2.7 million, were non-taxable. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

Please refer to note 22 to our consolidated financial statements for a full reconciliation of our income tax provision.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

On October 1, 2010, we completed the sale of our Life Sciences and Industrial Division and that Division contributed one month to our results of the first quarter of fiscal 2011. Results from operations for that Division for the first quarter of fiscal 2011 were included in net earnings from discontinued operations along with the gain on the sale of the Division.

SALES

In fiscal 2011, sales of the discontinued operations (one-month contribution) amounted to $2.0 million.

NET EARNINGS

In fiscal 2011, we reported net earnings from discontinued operations of $12.9 million, which included a gain on disposal of discontinued operations of $13.2 million and $264,000 in stock-based compensation costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources (from continuing operations)

As at August 31, 2012, cash and short-term investments totaled $67.1 million, while our working capital was at $117.7 million. Our cash and short-term investments decreased $2.8 million in fiscal 2012, compared to 2011. In fiscal 2012, we made cash payments of $23.8 million for the purchase of capital assets, mainly for our new building in Montreal, Canada, $2.2 million for the redemption of share capital under our share repurchase program and $1.4 million for the repayment of our bank loan and long-term debt. In addition, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $836,000. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, operating activities generated $25.3 million in cash.

Our short-term investments consist of banker acceptances issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2012, cash balances included an amount of $36.2 million that bears interest at a rate of 1.3%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.8 million for working capital and other general corporate purposes and unused lines of credit of $26.3 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2012, our commitments under operating leases amount to $3.6 million in 2013, $1.9 million in 2014, $1.3 million in 2015, $0.9 million in 2016 and $1.3 million in 2017 and after, for total commitments of $9.0 million.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows provided by operating activities were $25.3 million in fiscal 2012, compared to $23.3 million in 2011.

Cash flows provided by operating activities in fiscal 2012 were mainly attributable to the net earnings after items not affecting cash of $12.0 million and the positive net change in non-cash operating items of $13.3 million; this was mainly due to the positive effect on cash of the decrease of $8.0 million in our accounts receivable, due to the decrease in sales year-over-year and the timing of sales within the year, the decrease of $10.9 million in our inventories due the decrease in sales year-over-year and an improved inventory turn, as well as the increase of $538,000 in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect of the increase of $5.6 million in our income taxes and tax credits recoverable due to tax credits earned during the period not yet recovered and the increase of $589,000 in our prepaid expenses due to the timing of payments during the year.

Investing activities (including discontinued operations)

Cash flows provided by investing activities amounted to $13.1 million in fiscal 2012, compared to cash flows used of $25.3 million in 2011.

In fiscal 2012, we disposed (net of acquisitions) of $36.9 million worth of short-term investments, but we paid $23.8 million for the purchase of capital assets, mainly for our new building in Montreal, Canada.

Financing activities (including discontinued operations)

Cash flows used by financing activities amounted to $3.3 million in fiscal 2012, compared to cash flows provided of $1.6 million in 2011.

In fiscal 2012, we reimbursed our bank loan of $782,000, we made a repayment of $577,000 of our long-term debt, and we redeemed share capital for a cash consideration of $2.2 million. However, we received $310,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2012, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2012 to August 2013	$23,000,000	1.0228
September 2013 to August 2014	3,600,000	1.0439
Total	$26,600,000	1.0256

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million as at August 31, 2011, and $932,000 as at August 31, 2012. The year-end exchange rate was CA$0.9863 = US$1.00 as at August 31, 2012.

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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Appeals of the opinion granting final approval were filed, all of which have been dismissed or settled as of January 9, 2012. The settlement payment on behalf of EXFO has been made by the insurers, the settlement among the parties is final, and the case is concluded.

SHARE CAPITAL

Share capital

As at November 7, 2012, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,772,915 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2012, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.4 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $1.0 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency) of $4.0 million plus any accrued interests. This line of credit was unused as at August 31, 2012.

SPECIAL PURPOSE ENTITIES

As at August 31, 2012, we did not have interests in any special purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards (IFRS)”. Note 2 to our consolidated financial statements for the year ended August 31, 2012 details accounting policies that we adopted under IFRS. In addition, note 3 to our consolidated financial statements for fiscal 2012 discloses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended August 31, 2011, under Canadian GAAP (previous GAAP).

Upon the transition to IFRS on September 1, 2010, we initially elected to discount the carrying value of our long-term tax credits; this initial election resulted in a decrease of our long-term tax credits of $2.5 million and an increase in deferred tax assets of $678,000 as at September 1, 2010, with a corresponding net decrease of $1.8 million in the opening balance of retained earnings. It also resulted in a decrease of $2.5 million in our long-term tax credits, an increase in deferred tax assets of $401,000, a decrease in deferred tax liabilities of 276,000 as at August 31, 2011, as well as interest income of $227,000 and a related deferred income tax expense of $61,000 for fiscal 2011.

In the fourth quarter of fiscal 2012, prior to issuing our first annual consolidated financial statements under IFRS, we changed our initial choice of accounting policy for measuring our long-term, non-refundable research and development tax credits and finally opted not to discount these tax credits; we retroactively applied this change in accounting policy at the transition date. Consequently, the carrying value of the previously disclosed long-term tax credits, deferred income tax assets and liabilities, and retained earnings as at September 1, 2010 and August 31, 2011, have been adjusted to reflect this change in accounting policy and the reconciliations from Canadian GAAP to IFRS in the following sections have been adjusted accordingly.

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and assumptions.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next twelve months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

As at August 31, 2012, non-refundable research and development tax credits recognized in the balance sheet amounted to $41.5 million. In order to realize these non-refundable research and development tax credits, we need to generate approximately $270 million (CA$267 million) in pre-tax earnings at the Canadian federal level and approximately $11 million at the Canadian provincial level. In addition, as at August 31, 2012, we had deferred income tax assets in the balance sheet in amount of $12.1 million mainly in United States. In order to realize these deferred income tax assets, we need to generate $30 million at the United States level.

(c)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, we use discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on historical growth, our internal budget, expectations of future revenue growth as well as industry and market trends. We projected revenues, operating margins and cash flows for periods of five years, and we applied a perpetual growth rate thereafter.

ii)	Discount rate

We used a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

Prior to fiscal 2012, we performed our annual goodwill impairment test in the third quarter of each fiscal year. In fiscal 2012, we changed the timing of our annual goodwill impairment for the fourth quarter to align the test with the year end and budget process. Consequently, in fiscal 2012, we performed our impairment test in the third quarter and the fourth quarter.

In the fourth quarter of fiscal 2012, we performed our annual goodwill impairment test for our two CGUs, using a combination of a market-based approach (sales multiples), based on recent relevant transactions in our industry, and discounted cash flows.

The sales multiple of recent relevant transactions ranged between 1.2 and 4 times sales.

For the discounted cash-flow calculations, we used a five-year sales compound annual growth rate (CAGR) of 20% for the NetHawk CGU, a five-year sales CAGR of 25% for the Brix CGU and a perpetual growth rate of 2%. For both CGUs, we used a discount rate of 18%.

Based on the market approach and the discounted cash-flow calculations, the recoverable amount for both CGUs exceeded their carrying value.

As at August 31, 2012, the carrying value of goodwill totaled $29.2 million and was allocated as follows to two CGUs:

NetHawk CGU	$11,520,000
Brix CGU	17,640,000
Total	$29,160,000

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Financial Instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2013. We will adopt these amendments on September 1, 2013 and expect their adoption to have no significant impact on our consolidated financial statements.

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. We have not yet assessed the impact that this new standard is likely to have on our consolidated financial statements.

Financial Statement Presentation

In June 2011, the IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. We do not expect the standard to have a significant impact on our consolidated financial statements.

The IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We have not yet assessed the impact that the new and amended standards may have on our consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures”, and SIC 13, “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

NON-IFRS FINANCIAL MEASURES

We provide non-IFRS financial measures (gross margin*, EBITDA** and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration and the gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of EBITDA and adjusted EBITDA to IFRS net earnings (loss) and additional information, in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Year ended August 31, 2012	Year ended August 31, 2011

IFRS net earnings (loss) for the year	$(3,593)	$22,120

Add (deduct):

Depreciation of property, plant and equipment
Continuing operations	6,169	6,655
Discontinued operations	–	14
Amortization of intangible assets
Continuing operations	7,819	9,183
Discontinued operations	–	4
Interest and other income (continuing operations)	(131)	(511)
Income taxes
Continuing operations	3,571	8,814
Discontinued operations	–	201

EBITDA for the year	13,835	46,480
Changes in fair value of cash contingent consideration	(311)	(2,685)
Gain on disposal of discontinued operations	–	(13,212)
Adjusted EBITDA for the year	$13,524	$30,583

EBITDA in percentage of total sales	5.5%	17.1%
Adjusted EBITDA in percentage of total sales	5.4%	11.3%

Additional information

	Year ended August 31, 2012	Year ended August 31, 2011

Sales from continued operations	$249,966	$269,743
Sales from discontinued operations	–	1,991

Total sales	$249,966	$271,734

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2012.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Sales — EMEA
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development
DARRYL EDWARDS Weston Under Wetherley, United Kingdom	Independent Director
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Test and Measurement Division
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Manufacturing Operations and Customer Service
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
PIERRE MARCOUILLER Magog, Quebec	Independent Lead Director
GUY MARIER Lakefield Gore, Quebec	Independent Director
CLAUDIO MAZZUCA LaSalle, Quebec	Vice-President, Systems and Service Assurance Division
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
SYLVAIN ROULEAU Kirkland, Quebec	Vice-President, Human Capital
JOSEPH SOO Singapore	Vice-President, Sales — Asia-Pacific
SUSAN SPRADLEY Dallas, Texas	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Sales — Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Corporate Strategy and Development at Avaya Inc., a global provider of business collaboration and communications solutions. As Chief Strategy Officer, Mr. Allard is responsible for all go-to-market strategy at Avaya, as well as leading Avaya's mergers and acquisitions (M&A), marketing, analyst relations and strategic alliance initiatives on a global basis. Prior to joining Avaya in May 2012, Mr. Allard worked for 19 years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa's Telfer School of Management. Pierre-Paul Allard holds a bachelor's and master's degree in Business Administration from the University of Ottawa, in Canada.

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

Darryl Edwards was appointed a member of EXFO’s Board of Directors in September 2011. Mr. Edwards is the President and CEO of ECI Telecom, a leading provider of access and transport network solutions. Prior to this, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder in MACH, on telecommunications-related topics. He brings to EXFO more than 30 years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for 17 years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent 13 years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Étienne Gagnon was appointed Vice-President, Test and Measurement Division in June 2010. He is responsible for EXFO's wireline and wireless test and measurement business units (Optical, Transport and Datacom, Access, Simulators and Analyzers) and Corporate Marketing (CTO Office and Marketing-Communications). In May 2003, he had been named EXFO's Vice-President, Optical Business Unit and Customer Service, and in May 2007, he had taken on the responsibility of all of EXFO's telecom business units (Optical, Transport and Datacom, Navtel Product Group, Access). Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO's European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the director of EXFO's Outside Plant division in 1998, and remained in that function until 2000, when he joined TeraXion, an optical component manufacturer based in Quebec City, as Vice-President of Sales and Marketing until returning to EXFO in early 2003. Étienne Gagnon holds a bachelor's degree in mechanical engineering from the University of Montreal's School of Engineering, and a master's degree in European business from the École nationale supérieure des télécommunications in France.

Luc Gagnon was appointed Vice-President, Manufacturing Operations in May 2003 and, in May 2007, he also took on the vice-presidency of the Customer Service department. He is responsible for ensuring the smooth operation of all manufacturing activities, which include production, purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, as well as material resources. In addition, he must ensure that there is an ongoing and efficient relation between the manufacturing process and the end customer. Prior to his nomination in 2003, Mr. Gagnon held the position of Production Director since 2000. Before joining EXFO, he had similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for MITEL from 1985 to 1993. Luc Gagnon holds a bachelor's degree in electrical engineering and master's degree in engineering, both from the Université de Sherbrooke, in Canada.

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test and measurement and systems and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Laval University, to name a few. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval in Quebec City, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

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

Guy Marier has served as our Director since January 2004. President of Bell Québec between 1999 and 2003, Mr. Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International's investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec, limited partnership, a member of the Bell group of companies. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from Université du Québec à Montréal.

Claudio Mazzuca was appointed Vice-President, Systems and Service Assurance Division in March 2012. Prior to this appointment, he held the role of Director of EXFO's Transport and Datacom business unit since 2006. In this role, he was responsible for the development and execution of business and product strategy for this business unit, which now is a leading player in the Ethernet and next-generation packet transport test market segments. Mr. Mazzuca began his career as a systems engineer for Nortel Networks, where he worked on the launch of the highly successful 10G High-Speed Transport and DWDM product line, and later on Nortel's Preside Network Management solution. He then moved to technology startup Hyperchip Systems as Senior Product Manager, focusing on the development of large-scale metro and core IP routers and switches, and associated OEM components. In 2004, he joined EXFO's Transport and Datacom business unit as Product Line Manager for the next-generation SONET/SDH products, and in 2005, was promoted to Group Manager for the entire Transport and Datacom product line. Claudio Mazzuca holds a bachelor's degree in electrical engineering from Concordia University and a master's degree in business from McGill University in Montreal.

Pierre Plamondon was appointed Vice-President, Finance and Chief Financial Officer (CFO) of EXFO in January 1996. He is responsible for accounting, financial reporting, legal services, investor relations and information technology services. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Pierre Plamondon holds a bachelor's degree in business administration and a license in accounting, both from Université Laval in Quebec City. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983. He is currently a director of Urbanimmersive Inc., a public company listed on the TSX Venture Exchange Inc. and has been a member of the Board of Directors of SOVAR Inc. (Société de valorisation des applications de la recherche de l'Université Laval) from 2000 to 2011. Over the years, he also served on the Board of Directors of several non-profit organizations, and is currently a Board member for the Fondation de l'Université Laval.

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

Sylvain Rouleau was appointed Vice-President, Human Capital at EXFO in January 2012. As such, his main responsibility is overseeing the human resources department, and, more specifically, his mandate is to transform EXFO into an organization that optimizes its human capital and, in turn, surpasses its objectives. Mr. Rouleau has over 25 years' experience in human resources and has held several executive positions in a variety of international organizations. Namely, before joining EXFO, he was Senior Vice-President, Human Capital at Kruger since February 2009. From 2003 to 2009, he worked for the Alcan Group ─ Bauxite & Alumina as Vice-President, Human Resources, Communications and Corporate Affairs. Prior to that, he managed human resources teams for Nortel Networks as well as several divisions of the General Electric Company, such as GE Power Systems, GE Medical Systems and GE Aircraft Engines, both in Canada and abroad. Mr. Rouleau's international perspective and his proven expertise as a business partner and as a change agent serve as a reference in human resources management. Sylvain Rouleau holds a master's degree in organizational psychology (O.D. and Complex Systems) from the Université de Sherbrooke in Canada, and he has given several conferences on leading-edge organizations.

Joseph Soo was appointed EXFO's Vice-President of Asia Sales in December 2011. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the Asian market. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Mr. Soo has extensive market knowledge and sales experience in the telecom industry, as he has been leading Asia Pacific sales teams for major test and measurement providers for the last 15 years. Namely, he was Vice-President of Asia Pacific Sales at Fluke Networks from 2010 to 2011. Prior to that, he was Executive Vice-President of Rohde & Schwarz Asia Pacific Regional, where he held various management and sales positions at different Rohde & Schwarz locations since he began there in 1997. Earlier on, Mr. Soo began his career as a Senior EMC Engineer at Astec Power Pte Ltd in 1990. Joseph Soo is fluent in English and Chinese and has lived both in Asia and the US. He holds a Bachelor of Science degree from the University of Minnesota─Twin Cities and has attended several executive MBA courses at the Singapore Institute of Management.

Susan Spradley was appointed to EXFO's Board of Directors in October 2011. Ms. Spradley is Executive Director of US Ignite, a public-private partnership. She brings to EXFO more than 20 years of experience in the wireless telecommunications industry in which she has held senior executive positions in sales, product line management, operations, services and customer support. Most recently she was Head of the North American Region at Nokia Siemens Networks and also a member of the company's Executive Board. Prior to joining Nokia Siemens Networks, Ms. Spradley held prominent leadership roles at Nortel Networks including President of Global Services and Operations, President of Global Product Line Management and North American Sales, and Vice-President of Customer Service and Operations. She also served as Vice-President of Marketing and Product Development for North America at Siemens Communications. In addition, she previously was a member of the National Security Telecommunications Advisory Committee reporting to the President of the United States.Susan Spradley holds a bachelor's degree in Computer Science from the University of Kansas and completed the Advanced Management Program at Harvard University Business School.

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

 Term of Executive Officers

Executive officers are appointed annually by the Board of Directors and serve until their successors are appointed and qualified or until earlier resignation or removal. There are no family relations among directors and officers and no arrangements with third parties (customers, suppliers) pursuant to which they were appointed as officers or directors.

B.	Compensation

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2012.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than CA$150,000, (the “Named Executive Officers” or “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2012 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (CFO), Mr. Stephen Bull, Vice-President, Research and Development, Mr. Sylvain Rouleau, Vice-President, Human Capital and Mr. Dana Yearian, Vice-President, Sales — Americas.

Members of the Human Resources Committee

During the financial year ended August 31, 2012, the Human Resources Committee was composed of:

●	Mr. Guy Marier (Chairman)
●	Mr. Pierre-Paul Allard
●	Mr. Darryl Edwards
●	Mr. Pierre Marcouiller
●	Ms. Susan Spradley
●	Mr. David A. Thompson (until January 12, 2012);

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in NASDAQ National Market listing requirements and applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Guy Marier has held various senior management and executive positions in the last 25 years. Mr. Pierre-Paul Allard has held management and executive positions for the last 30 years. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last 30 years. Mr. Pierre Marcouiller has 25 years of experience in management. Ms. Susan Spradley has been a senior executive for 20 years. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. This Human Resources Committee also reviews and submits to the Board of Directors the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2011 to August 31, 2012, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2011 to November 1, 2012, the Human Resources Committee held five (5) meetings and at four (4) of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee, except Mr. Allard and Mr. Marcouiller who were each absent at one meeting. The following table outlines the main activities of the Human Resources Committee during the last financial year:

Meeting	Main activities of the Human Resources Committee
October 11, 2011	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2011;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2011 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2011 during a Board of Directors meeting;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review of a coaching program for the CEO;
	●	Review and approval of the CEO objectives;
	●	Review of the 2012 executive compensation disclosure obligations;
	●	Review of the Management Improvement Performance Program.
January 11, 2012	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2011 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2011;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Mobilization / Motivation Plan;
	●	Review of the Management Improvement Performance Program;
	●	Review of the sales forces commissions plans;
	●	Review of the succession planning program.
March 27, 2012	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2011 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation delivered through the Long-Term Incentive Plan;
	●	Review of the sales compensation plans;
	●	Review of the employee mobilization survey;
	●	Review of the succession planning program.
June 28, 2012	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2011 and being part of the Short-Term Incentive Plan;
	●	Confirmation of the members’ biographies;
	●	Introduction to the Risk Assessment of Executive Compensation;
	●	Status update on the employee mobilization survey;
	●	Review of the Structure Realignment;
	●	Review of the Restructuring Activities;
	●	Review of the Management Framework Renewal;
	●	Review of the sales forces commissions plans;
	●	Determination by the Members of their respective DSU percentage of their Annual Retainer.
October 9, 2012	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2012;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2012 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2012;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – “Benchmarking”.

In 2007, the Corporation engaged two human resources consultants, Mercer (Canada) Ltd. (“Mercer”) and Aon Corporation (“Aon”), to advise whether the compensation positioning of the Corporation was still aligned with the comparative market. Further to recommendations from Mercer and Aon, the Corporation decided to gradually align the compensation positioning (for the base salary, short-term and long-term incentives) from the fiftieth percentile to the sixtieth percentile for selected positions (the “Target Compensation Positioning”) over the following three years.

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

In 2010, the Corporation engaged Mercer to conduct a study of the Corporation’s executive compensation plans. The study examined the total compensation including the fix components (i.e., base salary, pension, benefits and perquisites) and the variable components (i.e., short-term and long-term incentives). The analysis of Mercer indicated that adjustments were required primarily to base salary levels and the long-term incentive plan, as well as pension value. Any adjustments were made from a total compensation perspective. Mercer has suggested modifying the compensation philosophy to progressively align the executive compensation toward a total compensation to the fiftieth percentile for expected performance with an opportunity, conditional on performance, to exceed the fiftieth percentile total compensation (the “Target Total Compensation”). Further to such recommendations, the Corporation has decided to gradually align over the following three (3) years the compensation positioning according to the Target Total Compensation scheme proposed by Mercer for the compensation plans of the financial year starting September 1, 2010 (“Mercer Three Year Compensation Plan”).

In 2011 and 2012, the Corporation pursued its Mercer Three Year Compensation Plan described above and therefore the Corporation did not conduct any study of the Corporation’s executive compensation plans during those two years. The Corporation is planning to conduct such study in 2013 to adjust, as the case may be, its Mercer Three Year Compensation Plan.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2012, this practice continued and certain compensation adjustments were made.

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

For the financial year that ended on August 31, 2012, the Human Resource Committee retained the services of Mercer for an opinion on CEO compensation. The Corporation also retained the services of Aon, Mercer and Optimum Actuaires & Conseillers Inc. for services non-related to executive compensation. The services provided by Aon concerned the access to compensation data for sales employees. The Corporation consulted Mercer for assistance in maintenance of pay equity for unionized employees and other general inquiries concerning compensation. The services provided by Optimum Actuaires & Conseillers Inc. concerned an analysis on financial impacts of the benefits provided by the Corporation to its employees. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resource Committee.

The aggregate fees paid to Aon, Mercer and Optimum Actuaires & Conseillers Inc. for consulting services provided to the Human Resources Committee for services related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2011 and 2012 are as follows:

Type of Fee	Financial 2011 Fees	Percentage of Financial 2011 Fees	Financial 2012 Fees	Percentage of Financial 2012 Fees
Executive Compensation Related Fees	CA$7,035	43%	CA$1,780	3%
All Other Fees	CA$9,245	57%	CA$57,314	97%
Total	CA$16,280	100%	CA$59,094	100%

Benchmarking

The Target Total Compensation of senior executives has been reviewed with guidance and advice from Mercer, using a peer group of companies as reference point for determining a competitive total compensation package. The comparator group included private and publicly-traded companies evolving in high technologies, telecommunications and durable-manufacturing goods industries. The selection was based on a number of factors including comparable size, similar service business and relationship to the telecommunications and life science industries. For certain executives, we emphasized certain comparative companies more than others in determining total compensation based on the responsibilities of such executives. When drawing comparisons to companies significantly larger than the Corporation, in particular those in the manufacturing goods industry, we did not examine compensation arrangements of the most senior executive of that comparator but instead looked to the roles and responsibilities of individuals within those companies with equivalent business experience.

Mercer used three primary comparator groups in matching the Corporation’s incumbent senior executives to positions of similar responsibility within comparable private and publicly-traded companies:

(1)
2009 Mercer Benchmark Database, which contains compensation data for selected Canadian companies with median annual revenues of CA$325 million. The following is a list of the main companies, with a particular emphasis on the high-technology/telecommunications and manufacturing-durable goods industries, servicing industries, revenue categories and geography, used for the purposes of setting 2010 compensation: Arcan Resources Ltd.; Linamar Corporation; Arsenal Energy Inc.; Livingston International; Baytex Energy Trust; Logistec Corporation; Canadian Hydro Developers Inc.; MacDonald, Dettwiler and Associates Corporation – Quebec; Canadian Pacific; Pason Systems Inc.; CE Franklin Ltd.; Precision Drilling Trust; Centerra Gold Inc.; RDM Corporation; Compton Petroleum Corporation; SNC-Lavalin; Computer Modelling Group Ltd.; Softchoice Corp.; Crew Energy Inc.; Stantec Inc.; Enerflex Systems Ltd.; Teck Resources Limited; Labopharm Inc.; TeraGo Networks Inc.; and Velan Inc. Mercer can only disclose the identities of the publicly-traded participating organizations due to confidentiality covenants with survey participants;

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

Guiding Principles for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four principles:

●
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation’s long-term strategic objectives.

●
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

●
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation’s results.

●	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long Term Incentive Plan on the fifth business day following the public release of the Corporation’s financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter.

Risk Assessment of Executive Compensation Program

The Human Resource Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the fiscal year ended August 31, 2012, the Human Resource Committee conducted an internal risk assessment for executive compensation. The Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2012, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012, the Human Resource Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2012. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation’s 2012 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2012 executive compensation program.

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

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”), or the Sales Incentive Plan (“SIP”) for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and division objectives established on a yearly basis (the “Business Performance Measures”) as well as the achievement of individual performance objectives (“Individual Performance Measures”). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2012 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of base salary
Germain Lamonde, CEO	65.0%
Pierre Plamondon, CFO	37.5%
Stephen Bull, Vice-President, Research and Development	35.0%
Sylvain Rouleau, Vice-President, Human Capital	25.0%	(1)
Dana Yearian, Vice-President, Sales Americas	88.7%

(1)	Representing the percentage of the base salary actually received for the financial year ended August 31, 2012.

•	Short-Term Incentive Plan

The STIP awards are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each fiscal year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measure	Weight(3)	Annual Target(4)	Result (%) (3) (4)
Sales (1)	35%	330.8 million	18.4%
EBITDA (1)	25%	42.8 million	5.3%
Gross margin (2)	15%	63.70%	13.8%
Quality (2)	15%	0.40%	17.2%
On-time delivery (2)	10%	95%	11.1%
	Total 100%		65.8%

(1)	For sales and EBITDA metrics, results will range from nil to 150% of the weight upon attainment of a minimum of 50% of the annual target and a maximum of 150% of the annual target.
(2)
For gross margin, quality and on-time delivery metrics, result will range from nil to 100% of the weight upon attainment of a minimum threshold of 57.7%, 0.7% and 87%, respectively, up to the annual target and from 100% to 150% from the annual target to the maximum threshold of 66.7%, 0.20% and 98%, respectively.

(3)	Calculated on a quarterly basis for each of the first three quarters (20% per quarter) and on annual basis at year-end (40%).
(4)	Quarterly targets and results are used for the quarterly calculations of the first three quarters mentioned above.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or the Board of Directors evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for fiscal year 2012 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures	Weight (from 0% to 125%)	Result (%)
Financial
Corporate revenues	From 0% to 30%	14.84
Corporate EBITDA	From 0% to 20%	0.00
Corporate gross margin	From 0% to 20%	17.38
Strategic
Corporate Structure	From 0% to 20%	15.00
Establishment and implementation of a three year Strategic Plan	From 0% to 15%	13.00
Increase market presence with wireless customers	From 0% to 10%	10.00
Establishment and implementation of development plans for key executives	From 0% to 10%	6.00
	Total	76.22

Pierre Plamondon, CFO
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Profitability and cash management	Weight	From 0% to 30%	21.10
Adjusted EBITDA	30%
Controls on operating expenses	20%
Maximizing cash flows from operations	30%
Controls on the Corporation’s corporate G&A expenses	20%
Information Technology and Information Management	Weight	From 0% to 27.5%	24.00
Delivering management information for the Corporation’s business.	35%
Delivering Contribution Margin information	25%
Improving information technology security risk management	25%
Assuring efficient transition to IFRS	15%
Financial Integrity & Risk Management	Weight	From 0% to 25%	25.00
Maintaining the highest standard of integrity and compliance in the Corporation’s financial reporting	40%
Reporting and addressing pro-actively risks and issues of any sorts that might adversely affect the Corporation	35%
Attaining SOX-404 certification	25%
Strategic Contribution	Weight	From 0% to 22.5%	18.60
Delivering the Strategies and Objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	50%
Contributing to the Corporation’s annual review of the strategic plan	50%
Contribution to Mergers & Acquisitions Activities	Weight	From 0% to 20%	17.00
Strategic contribution to the Mergers & Acquisitions process	50%
Establishment and implementation of adequate and efficient tools, systems and controls in all acquired targets	50%
		Total	105.70

Stephen Bull, Vice-President Research and Development
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
R&D throughput and Return on Investment (“ROI”)	Weight	From 0% to 35%	19.95
Maximizing R&D throughput	30%
Contributing to improving ROI, reducing cost of goods (“COG”) and Cost Reduction Activities	20%
Improving team contribution and motivation	20%
Implementing a corporate program management	20%
R&D voluntary employee turnover rate in India	10%
Contribution to profitability	Weight	From 0% to 30%	26.19
Corporate gross margin	60%
Establishment and implementation of a three years Cost Reduction Plan within the Corporation’s strategic plan	40%

Stephen Bull, Vice-President Research and Development
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Strategic Contribution	Weight	From 0% to 30%	23.10
Delivering the Strategies and Objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	50%
Contributing to continuous improvement on security of strategic confidential information and intellectual property within the Corporation	30%
Increase the competitiveness of the R&D team	20%
Improving Customer Satisfaction	Weight	From 0% to 30%	14.85
Achieving the corporate quality indicator	30%
Improve customer feedbacks closing time	25%
Improve software quality for all products and solutions	25%
Respecting projects & programs schedules	20%
		Total	84.09

For Mr. Sylvain Rouleau, who holds the position of Vice-President Human Capital since January 23, 2012, it was agreed not to establish any personal objectives for the fiscal year ended August 31, 2012. Objectives for the financial year ending August 31, 2013 and subsequent years will be established for this NEO. Therefore, Mr. Rouleau’s STIP award for the financial year ending August 31, 2012 is calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)

•	The Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward five elements: two elements are shareholder oriented (sales and contribution margins), one is based on personal objectives, one is based on product lines objectives and one is based on specific incentives. The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Dana Yearian, Vice-President Sales Americas:

Business Performance Measure	Revenue Target (US$)	Result (US$)
Bookings Commissions (1)	80,000	72,159
Contribution Margin Commissions (2)	80,000	59,194
Personal objective (Quarterly Bonus on Sales) (3)	Q1 2,500 Q2 2,500 Q3 2,500 Q4 2,500	5,824
Products Lines Sales Bonus (4)	10,000	5,293
Tier 1 Operators accelerator commissions (5)	10,000	7,381
	TOTAL	149,851

(1)
The compensation rate for the attainment of revenue targets for the territory of the Americas is equal to the Revenue Target of commission on the total bookings quotas defined at the beginning of the financial year. A lower commission rate is applied for less than 70% of the attainment of the bookings quotas. Another rate is applied from 70% to 100% of the attainment of the bookings quotas. An accelerator is applied after attaining 100% of the bookings quotas.

(2)
The commission rate for the attainment of the contribution margin targets for the territory of the Americas is equal to the revenue target of commission on the contribution margins objectives defined at the beginning of the financial year. Such commission rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective.

(3)
The compensation for personal objectives is based on the quarterly achievement of the sales bookings within the territory of the Americas. A commission rate is applied from 50% to 100% of the attainment of the objective. An accelerator is applied after attaining 100% of the objective.

(4)
The compensation for products lines sales objectives is based on the achievement within such products lines of annual sales bookings for the territory of the Americas. A commission rate is applied for each products line from 50% to 100% of the attainment of such products lines objectives. An accelerator for each products line is applied after attaining 100% of the products lines objectives.

(5)
Annually the Corporation determines a list of Tier 1 Operators for the territory of the Americas for which the NEO will be specifically commissioned. A commission rate is applied from 0% to 100% of the attainment of the objective. An accelerator is applied after attaining 100% of the objective.

Long-Term Incentive Compensation

•	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan (the “LTIP”) for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective as of January 2005, the LTIP, is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs. The LTIP is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to directors, officers, employees and consultants. The Board of Directors upon recommendation of the Human Resources Committee designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2012, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO is entitled to receive annually RSUs in accordance with the following policy:

Name & Position	Grant Levels (1) (% of base salary)
Germain Lamonde, CEO	70%
Pierre Plamondon, CFO	40%
Stephen Bull, Vice-President, Research and Development	40%
Sylvain Rouleau, Vice-President, Human Capital	30%	(2)
Dana Yearian, Vice-President, Sales Americas	40%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.
(2)	Representing the percentage of the base salary actually received for the financial year ended August 31, 2012.

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

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2012, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities, as the case may be. As disclosed under the section “Summary Compensation Table” hereof, the NEOs were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2012, there were a total of 244,354 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.02 (CA$5.25) per option.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2012, there were a total of 1,337,730 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.91 (CA$5.18) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.4% of the Corporation’s issued and outstanding voting shares as of November 1, 2012. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,441,076 issued and outstanding Subordinate Voting Shares as of November 1, 2012.

Some options granted to directors and employees vest on the first anniversary date of their grant. Some options granted in the financial years ended August 31, 2004 and 2005 vested at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest at a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three years and a maximum term of ten years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2012	October 18, 2011	23,000	5.43	50% on each of the third and fourth anniversary dates of the grant.
	January 17, 2012	8,321	6.61
	January 18, 2012	122,000	6.47
	January 23, 2012	7,576	6.55
	April 3, 2012	2,571	7.06
	October 18, 2011	163,651	5.43
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	January 23, 2012	6,330	6.55
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	April 3, 2012	1,429	7.06
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

August 31, 2011	October 19, 2010	30,250	6.03	50% on each of the third and fourth anniversary dates of the grant.
	January 19, 2011	119,900	9.32
	April 7, 2011	7,297	8.28
	April 18, 2011	8,226	8.64
	October 19, 2010	56,361	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation, are fully attained.

	October 19, 2010	128,348	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

August 31, 2010	October 20, 2009	36,500	3.74	50% on each of the third and fourth anniversary dates of the grant.
	January 19, 2010	130,000	5.13
	April 7, 2010	37,900	5.68
	April 7, 2010	6,155	5.68	1/3 on the third, fourth and fifth anniversary dates of the grant.
	July 7, 2010	3,759	5.32
	October 20, 2009	174,686	3.74
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	April 7, 2010	7,575	5.68
	July 7, 2010	18,963	5.32
August 31, 2009	October 22, 2008	71,003	2.36	50% on each of the third and fourth anniversary dates of the grant.
	January 20, 2009	243,700	3.22
	April 7, 2009	11,000	3.52
	July 8, 2009	3,000	2.99	100% after 3 years of the grant date.
	January 20, 2009	5,000	3.22	1/3 on the third, fourth and fifth anniversary dates of the grant.
	October 22, 2008	216,685	2.36
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	October 22, 2008	135,584	2.36	100% after 3 years of the grant date if performance is achieved (long-term growth of revenue and profitability). Otherwise 100% vested after 5 years of the grant date.

Financial year ended	Grant Date	RSU granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2008	October 23, 2007	29,000	6.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2008	76,200	4.16
	April 8, 2008	21,600	6.09
	April 22, 2008	185,570	5.82
	July 7, 2008	71,310	4.39
	October 23, 2007	86,167	6.28
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled “termination and change of control”, any option granted pursuant to the LTIP will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder’s employment is terminated for reasons not related to cause); and (ii) 30 days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

With the exceptions mentioned under the section entitled “termination and change of control”, any RSU granted pursuant to the LTIP will lapse (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries (i) for reasons not related to cause; (ii) because of death or permanent disability; and (iii) retirement.

•	Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted during the financial year ended August 31, 2012 was 334,878 having a weighted average fair value at the time of grant of US$5.90 (CA$5.99) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2012, there were a total of 1,337,730 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.91  (CA$5.18) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2012.

During the financial year ended August 31, 2012, the following RSUs were granted to the following NEOs:

Name	RSUs granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting schedule (3)
Germain Lamonde	53,261	15.90%	5.43	October 18, 2011
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	17,325	5.17%	5.43	October 18, 2011
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Stephen Bull	15,490	4.63%	5.43	October 18, 2011
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Sylvain Rouleau	7,576	2.26%	6.55	January 23, 2012	50% after 3 and 4 years of the grant date.
	6,330	1.89%	6.55	January 23, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	15,322	4.58%	5.43	October 18, 2011
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
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the Toronto Stock Exchange closing price to United States dollars.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2012 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation  for the period (SALES CAGR). The profitability metric is determined as the Cumulative Corporation’s IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2014, cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2014. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2015.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2012:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one individual)	228,920	17.11%	4.54
Board of Directors (five individuals) (1)	–	–	–
Management and Corporate Officers (ten individuals)	532,473	39.80%	4.29

(1)	Six individuals from September 1, 2011 until January 12, 2012.

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2012. At August 31, 2012, there were a total of 244,354 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.02 (CA$5.25) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2012:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one individual)	29,160	11.93%	4.61
Board of Directors (one individual)	12,500	5.12%	4.65
Management and Corporate Officers (two individuals)	14,494	5.93%	4.98

•	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation’s Deferred Share Unit plan (the “Deferred Share Unit Plan”) is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

 Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 10.4% of the total issued and outstanding voting shares.

•	Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2012 was 22,792. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2012, there were a total of 133,090 DSUs credited to directors pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$5.10 (CA$5.49).

During the financial year ended August 31, 2012, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs #	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
22,792	5.86	133,561	At the time director ceases to be a member of the Board of Directors of the Corporation

 The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2012:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five individuals)	133,090	100%	678,956	5.10

•	Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2012, 22,792 DSUs and 334,878 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 10.4% of the Corporation’s issued and outstanding voting shares as at November 1, 2012. As at November 1, 2012, the number of Subordinate Voting Shares reserved for future issuance is 2,122,362 representing 3.5% of the Corporation’s issued and outstanding voting shares as at November 1, 2012.

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

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six months after the date of death.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2010, October 2011 and October 2012.

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

The following table summarizes information about Stock Appreciation Rights (“SARs”) exercised during the financial year ended August 31, 2012:

Number of SARs exercised	Aggregate Value Realized (US$) (1)
‒	‒

(1)
The aggregate value realized is equivalent to the market value of the securities underlying the SARs at exercise. This value, as the case may be, has been converted from Canadian dollars to U.S. dollars based on the noon buying rate of the Bank of Canada on the day of exercise.

During the financial year ended August 31, 2012, 4,000 SARs were granted to employees. As at November 1, 2012, there were 36,124 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation’s benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation’s CEO and Vice-Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (“DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO, under which the Corporation may elect to contribute an amount equal to 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed at least 3% (2% prior to January 2011) of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to this plan, and expenses for the years ended August 31, 2010, 2011 and 2012 amounted to US$592,000, US$911,000 and US$1,178,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2010, 2011 and 2012, the Corporation made aggregate contributions of US$525,000, US$680,000 and US$693,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options. As at August 31, 2012, the Corporation made aggregate contributions of US$4,184,000 to the 401K plan. A participant may have access to the assets of the plan under the following limited circumstances: (i) termination of employment; (ii) permitted withdrawals; and (iii) limited loans.

2012 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation’s executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established a Business Performance Measures outlining key performance indicators which is applicable to all employees. You will find more information on such indicators under the heading “Short-Term Incentive Compensation”. These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of early vesting achievement (1)
October 22, 2008	October 22, 2012	8%
October 22, 2008	October 22, 2012	0%
October 20, 2009	October 22, 2012	39%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

CEO Performance Compensation during Last Three Fiscal Years

The following table compares the compensation awarded to Mr. Lamonde in respect of his performance as CEO to the Total Market Capitalization Growth for the last three fiscal years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2012		2011		2010		3-Year Total
Cash
Base Salary	CA$441,000		CA$420,000		CA$400,000		CA$1,261,000
Short-term incentive	CA$143,784		CA$216,626		CA$257,127		CA$617,537
Equity
Long-term incentive	CA$294,001	(1)	CA$280,003	(1)	CA$259,698	(1)	CA$833,702	(1)
Total Direct Compensation	CA$878,785		CA$916,629		CA$916,825		CA$2,712,239
Pension Value	–		–		–		–
All Other Compensation	–		–		–		–
Total Compensation	CA$878,785		CA$916,629		CA$916,825		CA$2,712,239
Annual Average	–		–		–		CA$940,080
Total Market Capitalization Growth (CA$ millions)	(105.6)	(2)	40.8	(2)	156.2	(2)	91.4	(2)
Total Cost as a % of Market Capitalization Growth	(0.8)%		2.2%		0.6%		3.0%

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

(2)
Includes the redemption of 3,600, nil and 438,894 Subordinate Voting Shares respectively in fiscal 2010, 2011 and 2012 under the normal course issuer bid and substantial issuer bid of the Corporation during these years.

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

In the fiscal year ending August 31, 2013, we will make a significant change to the CEO compensation structure. Following the evaluation of the share ownership of the CEO, it was decided by the Human Resource Committee that the CEO should no longer receive equity-based compensation within his compensation as the share ownership of the CEO has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

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

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option-based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) (2) (5)	Total Compensation ($)
					Annual Incentive plans (2) (4)	Long-term Incentive plans
Germain Lamonde, President and Chief Executive Officer	2012	436,893 (US) 441,000 (CA)	291,263 (US) 294,001 (CA)	–	142,446 (US) 143,784 (CA)	–	–	–	870,602 (US) 878,785 (CA)
	2011	424,500 (US) 420,000 (CA)	283,003 (US) 280,003 (CA)	–	218,947 (US) 216,626 (CA)	–	–	–	926,450 (US) 916,629 (CA)
	2010	382,922 (US) 400,000 (CA)	248,610 (US) 259,698 (CA)	–	246,149 (US) 257,127 (CA)	–	–	–	877,681 (US) 916,825 (CA)
Pierre Plamondon, Vice-President, Finance and Chief Financial Officer	2012	245,149 (US) 247,453 (CA)	94,743 (US) 95,634 (CA)	–	63,948 (US) 64,549 (CA)	–	–	9,431 (US) 9,519 (CA)	413,271 (US) 417,155 (CA)
	2011	241,646 (US) 239,085 (CA)	137,305 (US) 135,850 (CA)	–	76,569 (US) 75,757 (CA)	–	–	8,747 (US) 8,654 (CA)	464,267 (US) 459,346 (CA)
	2010	221,137 (US) 231,000 (CA)	63,182 (US) 66,000 (CA)	–	92,060 (US) 96,166 (CA)	–	–	5,777 (US) 6,035 (CA)	382,156 (US) 399,202 (CA)
Stephen Bull, Vice-President, Research and Development	2012	218,129 (US) 220,180 (CA)	84,709 (US) 85,505 (CA)	–	42,249 (US) 42,646 (CA)	–	–	7,982 (US) 8,057 (CA)	353,069 (US) 356,388 (CA)
	2011	216,057 (US) 213,767 (CA)	90,323 (US) 93,020 (CA)	–	65,266 (US) 64,574 (CA)	–	–	12,819 (US) 12,683 (CA)	384,465 (US) 384,044 (CA)
	2010	186,037 (US) 194,334 (CA)	52,900 (US) 55,260 (CA)	–	66,741 (US) 69,718 (CA)	–	–	4,741 (US) 4,952 (CA)	310,419 (US) 324,264 (CA)
Sylvain Rouleau, Vice-President, Human Capital	2012	135,838 (US) (6) 137,115 (CA)	90,925 (US) 91,780 (CA)	–	22,894 (US) 23,109 (CA)	–	–	4,338 (US) 4,379 (CA)	253,995 (US) 256,383 (CA)
Dana Yearian, Vice-President, Sales — Americas	2012	214,240 (US) 216,254 (CA)	83,198 (US) 83,980 (CA)	–	149,851 (US) 151,260 (CA)	–	–	7,293 (US) 7,361 (CA)	454,582 (US) 458,855 (CA)
	2011	208,000 (US) 205,795 (CA)	123,410 (US) 122,102 (CA)	–	217,246 (US) 214,944 (CA)	–	–	7,350 (US) 7,272 (CA)	556,006 (US) 550,113 (CA)
	2010	200,000 (US) 208,920 (CA)	57,001 (US) 59,544 (CA)	–	170,297 (US) 177,892 (CA)	–	–	8,502 (US) 8,881 (CA)	435,801 (US) 455,237 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012, CA$0.9894 = US$1.00 for the financial year ended August 31, 2011 and CA$1.0446 = US$1.00 for the financial year ended August 31, 2010.

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

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the financial year ended August 31, 2012 (i) ($)		Paid in the first quarter of the financial year ending on August 31, 2013 (i) ($)		Total bonus earned during the financial year ended August 31, 2012 (i) ($)
Germain Lamonde	112,297 113,352	(US) (CA)	30,149 30,432	(US) (CA)	142,446 143,784	(US) (CA)
Pierre Plamondon	36,353 36,694	(US) (CA)	27,595 27,855	(US) (CA)	63,948 64,549	(US) (CA)
Stephen Bull	30,190 30,474	(US) (CA)	12,059 12,172	(US) (CA)	42,249 42,646	(US) (CA)
Sylvain Rouleau	8,777 8,860	(US) (CA)	14,117 14,249	(US) (CA)	22,894 23,109	(US) (CA)
Dana Yearian	123,923 125,088	(US) (CA)	25,928 26,172	(US) (CA)	149,851 151,260	(US) (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the Deferred Profit-Sharing Plan as detailed under section “Compensation Discussion & Analysis – Deferred Profit-Sharing Plan”, 401K Plan as detailed under section “Compensation Discussion & Analysis – 401K Plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan.

(6)
This amount represents the salary paid to Mr. Sylvain Rouleau from January 23, 2012 until August 31, 2012 which is based on an annual salary amounted to US$227,858 (CA$230,000) for the financial year ended August 31, 2012.

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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2012, if any, including those granted before August 31, 2012.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (1)	Option expiration date	Value (2) of unexercised in-the-money options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Germain Lamonde	17,942	4.51 (US) 5.60 (CA)	Feb. 1, 2015	– –	228,920	1,103,394	–
	11,218	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Pierre Plamondon	5,383	5.13 (US) 6.28 (CA)	Oct. 26, 2014	– –	96,854	466,836	–
	3,653	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Stephen Bull	–	–	–	–	75,101	361,987	–
Sylvain Rouleau	–	–	–	–	13,906	67,027	–
Dana Yearian	–	–	–	–	97,002	467,550	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised in-the-money options is calculated using the option exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

The following table summarizes, for each of the NEOs, the number of stock options, if any, exercised during the financial year ended August 31, 2012 and the aggregate gains realized upon exercise, if any. Gains realized upon exercise are the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)		Option grant date	Gains realized (US$)
Germain Lamonde	50,000	1.58	(1)	September 25, 2002	118,376	(2)
Pierre Plamondon	–	–		–	–
Stephen Bull	–	–		–	–
Sylvain Rouleau	–	–		–	–
Dana Yearian	–	–		–	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The gain realized is the difference between the market value of the underlying Subordinate Voting Shares at the time of the exercise and the exercise or base price of the option. The market value of the Subordinate Voting Shares at the time of exercise was converted from Canadian dollars to United States dollars based upon the noon buying rate of the Bank of Canada on the exercise date.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2012, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2012, if any. In the financial year that ended August 31, 2012, all of the options granted to an NEO were exercisable.

Name	Share-based awards – value vested during the year (US$) (1)	Non-equity incentive plan compensation – Value earned during the year (US$) (2)
Germain Lamonde	262,593	142,446
Pierre Plamondon	92,083	63,948
Stephen Bull	83,290	42,249
Sylvain Rouleau	‒	22,894
Dana Yearian	78,445	149,851

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2012 (as indicated under the “Summary Compensation Table”).

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

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to severance payments equal to 24 months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 24 months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to severance payments equal to 12 months of his current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Stephen Bull, the Corporation’s Vice-President, Research and Development. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to severance payments equal to 12 months of his current base salary. In addition, in the event Mr. Bull employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Sylvain Rouleau, the Corporation’s Vice-President, Human Capital. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Rouleau’s employment without cause, Mr. Rouleau will be entitled to severance payments equal to 6 months of his current base salary plus 2 months of such current base salary per year of service but in no case exceeding 12 months. In addition, in the event Mr. Rouleau employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 6 months of his current rate of remuneration (base salary) plus 2 months of such remuneration per year of service as a Vice-President of the Corporation (a minimum of 6 months of remuneration but in no case exceeding 18 months of remuneration) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to severance payments equal to 12 months of his current base salary. In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to 18 months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2012, which includes all payments, payables and benefits that would be given by the Corporation to an NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	2,415,074 2,402,622	(US) (5) (CA)	2,415,074 2,402,622	(US) (CA)	1,103,394 1,087,370	(US) (6) (CA)
Pierre Plamondon	508,181 506,665	(US) (CA)	949,412 944,872	(US) (CA)	–
Stephen Bull	415,302 414,488	(US) (CA)	787,080 783,861	(US) (CA)	–
Sylvain Rouleau	124,061 124,985	(US) (CA)	180,956 181,054	(US) (CA)	–
Dana Yearian	481,591 479,722	(US) (CA)	1,114,779 1,107,557	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2012 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012.

(3)	“Change of Control” is defined as a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2012 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2012 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2012 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised in-the-money options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2012, each director who was not an employee of the Corporation or any of its subsidiaries received the level of compensation set forth in the following table as annual compensation payable in a combination of cash and Deferred Share Units (DSUs) as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$49,534	(3)
Annual Retainer for Lead Director	CA$5,000		US$4,953	(3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,953	(3)
Annual Retainer for Committee Members	CA$3,000		US$2,972	(3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$991	(3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$495	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard, Ms. Susan Spradley and Mr. David A. Thompson is US$50,000 (CA$50,470).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012.

In the financial year ended August 31, 2012, the Directors who are not employees of the Corporation earned the following compensation in the form indicated:

Name	Fees earned (1) ($)		Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Pierre-Paul Allard	60,898 61,470	(US) (CA)	–	–	–	–	–	60,898 61,470	(US) (CA)
Darryl Edwards	61,918 62,500	(US) (CA)	–	–	–	–	–	61,918 62,500	(US) (CA)
Pierre Marcouiller	65,385 66,000	(US) (CA)	–	–	–	–	–	65,385 66,000	(US) (CA)
Guy Marier	65,881 66,500	(US) (CA)	–	–	–	–	–	65,881 66,500	(US) (CA)
Susan Spradley	60,898 61,470	(US) (CA)	–	–	–	–	–	60,898 61,470	(US) (CA)
David A. Thompson (2)	23,909 24,134	(US) (CA)	–	–	–	–	–	23,909 24,134	(US) (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0094 = US$1.00 for the financial year ended August 31, 2012 except for compensation amounts paid to Mr. Pierre-Paul Allard, Ms. Susan Spradley and Mr. David A. Thompson which are paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Fees earned
Name	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	25,000 25,235	(US) (CA)	35,898 36,235	(US) (CA)	60,898 61,470	(US) (CA)
Darryl Edwards (ii)	24,767 25,000	(US) (CA)	37,151 37,500	(US) (CA)	61,918 62,500	(US) (CA)

Fees earned
Name	DSUs ($) (i)		Cash ($)		Total ($)
Pierre Marcouiller (ii)	24,767 25,000	(US) (CA)	40,618 41,000	(US) (CA)	65,385 66,000	(US) (CA)
Guy Marier (ii)	24,767 25,000	(US) (CA)	41,114 41,500	(US) (CA)	65,881 66,500	(US) (CA)
Susan Spradley (ii)	25,000 25,235	(US) (CA)	35,898 36,235	(US) (CA)	60,898 61,470	(US) (CA)
David A. Thompson (ii)	9,135 9,221	(US) (CA)	14,774 14,913	(US) (CA)	23,909 24,134	(US) (CA)

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

(ii)	Elected to receive 50% of his or her Annual Retainer for Directors in form of DSUs.
(2)	Mr. Thompson ceased to be a member of the Board of Directors as at January 12, 2012.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each director of the Corporation all awards outstanding as at August 31, 2012, if any, including awards granted before August 31, 2012.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (DSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (US$) (1)	Option expiration date	Value (2) of unexercised in-the-money options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Pierre-Paul Allard	–	–	–	–	20,538	98,993	–
Darryl Edwards	–	–	–	–	4,244	20,456	–
Pierre Marcouiller	–	–	–	–	36,186	174,417	–
Guy Marier	12,500	4.65 (US) 6,22 (CA)	Mar. 24, 2014	– –	36,186	174,417	–
Susan Spradley	–	–	–	–	4,268	20,572	–
David A. Thompson (5)	–	–	–	–	31,668	152,640	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2012 which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised in-the-money options is calculated using the option exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(5)	Mr. Thompson ceased to be a member of the Board of Directors as at January 12, 2012.

Exercised Option-Based Awards

The following table sets out for each director of the Corporation all awards exercised during the financial year ended August 31, 2012, if any.

Name	Exercised Option-based Awards (Options)
	Number of securities underlying exercised options (#)	Option Exercise Price (US$)	Option grant date	Gains realized (US$)
Pierre-Paul Allard	–	–	–	–
Darryl Edwards	–	–	–	–
Pierre Marcouiller	–	–	–	–
Guy Marier	–	–	–	–
Susan Spradley	–	–	–	–
David A. Thompson (1)	12,500	3.51	Oct. 27, 2003	36,039	(2)

(1)	Mr. Thompson ceased to be a member of the Board of Directors as at January 12, 2012.
(2)	The gain realized is the difference between the market value of the underlying Subordinate Voting Shares at the time of the exercise and the exercise or base price of the option.

In the financial year that ended August 31, 2012, all of the options of directors were exercisable; none of the DSUs of directors vested and the directors did not receive any non-equity incentive compensation from the Corporation.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2012, or that may be issued, under the Corporation’s LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSUs	1,337,730	n/a (1)	2,290,523
LTIP – Options	244,354	4.02
DSUP – DSUs	133,090	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graphs below compare the cumulative total shareholder return of the Corporation’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five fiscal years ended August 31, 2012. It assumes that the initial value of the investment in Corporation’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on August 31, 2007. The bar charts below illustrate the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in every period but the remaining three named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five Management Proxy Circulars and this Circular under the section “Summary Compensation Table”.

The Corporation’s Stock Performance
(August 31, 2007 to August 31, 2012)

	August 31,
	2007	2008	2009	2010	2011	2012
EXFO Subordinate Voting Share	100	62	45	81	90	65
S&P/TSX Stock Index	100	100	79	87	93	87
Sum of NEO’s total compensation (in millions of CA$)	$2.0	$2.1	$2.3	$2.5	$2.7	$2.5

The trends shown by the graphs above represent a decline in the total shareholder return from August 31, 2007 to August 31, 2009, followed by a growth in the fiscal years ended August 31, 2010 and 2011, and conclude with a decline in the fiscal year ended August 31, 2012. The performance of the Corporation was lower than the performance of the Index in fiscal 2008, 2009 and 2012. A global recession in 2008 and 2009 as well as macro-economic uncertainty and debt crisis in Europe in 2012 affected the telecom market and the Corporation earlier and more severely than the Index. However, the recovery for the Corporation in fiscal 2010 and 2011 brought the performance of the Corporation almost in line with the Index, demonstrating that the Corporation was able to recover from the decline of the previous two years. Due to the size of the Corporation and its market capitalization, the Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The chart depicts that, over the same five-year period, the total level of compensation received by the NEOs closely followed our share performance from August 31, 2009 until August 31, 2012. The exceptions to this trend were witnessed during fiscal years ended August 31, 2007 and 2008. The following information should be considered when analyzing the previous chart:

•
Our share performance improved from the fiscal year ended August 31, 2009 to the fiscal year ended August 31, 2011 and decreased from the fiscal year ended August 31, 2011 to the fiscal year ended August 31, 2012; this performance is aligned with the respective increase and decrease of the total compensation received by the NEOs during these periods. Such compensation for the NEOs is therefore aligned with shareholders’ interests.

•
Our share performance weakened in the fiscal years ended August 31, 2007, 2008 and 2009 due to a significant downturn in the economy; this performance is similar to other technology sector companies. It should be noted that the Corporation delivered an EBITDA* margin of 14.8%, 11.2 % and 8.4%, respectively, for fiscal 2007, 2008 and 2009, since the Corporation was expanding our activities, developing new market territories and acquiring new businesses. This expansion significantly increased the complexity of our operations and organization. EBITDA margin is a non-IFRS financial measure. For a discussion of this measure and reconciliation to the most comparable IRFS measure, see Item 5 of this Annual Report under “Non-IFRS Financial Measures”.

•
The increase in the total compensation received by the NEOs in the fiscal years ended August 31, 2008, 2009, 2010 and 2011 is the result of an initiative to gradually close the compensation gap with respect to market rates. This decision was made pursuant to a three-year plan adopted in 2007 based on Mercer and Aon’s recommendations, and a plan adopted in 2010 previously defined herein as the Mercer Three Year Compensation Plan. In addition, total compensation received by the named executive officers over the identified periods increased as a result of the additional roles and responsibilities of such individuals due to the increased complexity of our organization and to the addition of new senior executive members with higher compensation.

Overall, total compensation received by the NEOs over the identified period is linked with the increase in the Corporation’s annual revenues from US$152.9 million for the fiscal year ended August 31, 2007 to US$250.0 million for the fiscal year ended August 31, 2012, which represents an increase of 63%.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation, and long-term compensation. Base salary is established at the beginning of each fiscal year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given fiscal year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation.” Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track with the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of our share price will affect the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

 Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. We maintain a Directors’ and officers’ liability insurance policy, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by the Corporation’s officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$168,225 from September 30, 2012 to September 30, 2013, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.	Board Practices

 Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 10, 2013. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors’ committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

GERMAIN LAMONDE

St-Augustin-de-Desmaures, Quebec, Canada

Director since
September 1985

Not Independent (Management)

Principal Occupation: Chairman of the Board of Directors, President and Chief Executive Officer of the Corporation

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test and measurement and systems and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Laval University, to name a few. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval in Quebec City, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership	Attendance (1)		Principal Board Memberships
Chairman of the Board of Directors	8/8	100%	–
Securities Held
As at	Subordinate Voting Shares(#)	Multiple Voting Shares(#)	RSUs(#)	Total Shares (2) and RSUs(#)	Total Market Value (3) of Shares (2)and RSUs (US$)
August 31, 2012	4,140,588 (4)	31,643,000 (5)	228,920	36,012,508	173,580,289
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised(#)	Value of Options Unexercised (US$) (7)
February 1, 2005 December 6, 2005	17,942 11,218	4.51 4.76	17,942 11,218	‒ ‒
Total			29,160	‒

(1)	From September 1, 2011 until November 1, 2012, Mr. Lamonde attended 7 meetings in person and 1 meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

(6)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars on the grant date.

(7)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Senior Vice-President, Corporate Strategy and Development at Avaya Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Corporate Strategy and Development at Avaya Inc., a global provider of business collaboration and communications solutions. Mr. Allard is responsible for all go-to-market strategy at Avaya, as well as leading Avaya's mergers and acquisitions (M&A), marketing, analyst relations and strategic alliance initiatives on a global basis. Prior to joining Avaya in May 2012, Mr. Allard worked for 19 years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Tefler School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, in Canada.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/8 3/5 4/5 5/7	88% 60% 80% 71%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2012	8,000	20,538	28,538	137,553
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Avaya Inc. is a global provider of business collaboration and communications solutions.
(2)	From September 1, 2011 until November 1, 2012, Mr. Allard attended 5 meetings in person and 2 meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

DARRYL EDWARDS
Weston Under Wetherley Warwickshire United Kingdom Director since September 2011 Independent Principal Occupation: President and CEO, ECI Telecom

Darryl Edwards was appointed a member of our Board of Directors in September 2011. Mr. Edwards is the President and CEO of ECI Telecom, a leading provider of Access and Transport solution. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than 30 years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for 17 years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent 13 years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder in MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 4/5 5/5 6/7	100% 80% 100% 86%	WP Roaming Holdings S.A.
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2012	–	4,244	4,244	20,456
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	From September 1, 2011 until November 1, 2012, Mr. Edwards attended 6 meetings in person and 2 meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

GUY MARIER
Lakefield Gore, Quebec, Canada Director since January 2004 Lead Director from January 2007 until January 2011 Independent Principal Occupation: Executive Consultant

Guy Marier has served as our Director since January 2004. President of Bell Québec between 1999 and 2003, Mr. Marier completed his successful 33-year career at Bell (1) as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec, limited partnership, a member of the Bell group of companies. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 5/5 5/5 7/7	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2012	1,000	36,186	37,186	179,237
Options Held as at August 31, 2012
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
March 24, 2004	12,500	4.65	12,500	–

(1)
Bell is Canada's largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology services to businesses and governments.

(2)	From September 1, 2011 until November 1, 2012, Mr. Marier attended 7 meetings in person and 1 meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.
(5)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required on the grant date.

(6)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2012. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised in-the-money options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2012, which was US$4.82 (CA$4.75). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2012 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the TSX in Canadian dollars.

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

With the exception of Mr. Darryl Edwards (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

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

From September 1, 2011 through November 1, 2012, the Board met a total of eight (8) times. Each member attended all meetings except Mr. Pierre-Paul Allard and Ms. Susan Spradley who were absent one time and Mr. Pierre Marcouiller who was absent two times.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in March 2005, the Board reviewed and amended the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. The audit committee reviewed the Audit Committee Charter in October 2012 and determined that no amendment was required. As at November 1, 2012, the audit committee is composed of five independent Directors: Pierre-Paul Allard, Darryl Edwards, Pierre Marcouiller, Guy Marier and Susan Louise Spradley. The chairperson of the audit committee is Guy Marier.

From September 1, 2011 through November 1, 2012, the Audit Committee met a total of five (5) times. Each member attended all meetings except Mr. Darryl Edwards and Mr. Pierre Marcouiller who were absent one time and Mr. Pierre-Paul Allard who was absent two times.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2012, the Board reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to this Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2012, the human resources committee is composed of five (5) independent Directors: Pierre-Paul Allard, Darryl Edwards, Pierre Marcouiller, Guy Marier and Susan Louise Spradley. The chairperson of the Human Resources Committee is Mr. Guy Marier.

From September 1, 2011 through November 1, 2012, the Human Resources committee met a total of five (5) times and all members attended all meetings except Mr. Pierre-Paul Allard and Mr. Pierre Marcouiller who were absent one time.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the manager of investor relations, the manager of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2011 through November 1, 2012, seven (7) meetings of independent Directors without management occurred and all members attended all meetings except Mr. Darryl Edwards, Mr. Pierre Marcouiller and Ms. Susan Spradley who were absent one time and Mr. Pierre-Paul Allard who was absent two times. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

 Corporate Governance Developments in Canada

In January 2004,  the  Canadian  Securities  Administrators (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was amended as of January 1, 2011 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in this Annual Report under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

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

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website (www.EXFO.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Exhibit 11.7 to this Annual Report, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com). Information on our Web site is not incorporated by reference in this Annual Report.

D.	Employees

We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

As of November 1, 2012, we had a total of 1,732 employees, down from a total of 1,752 on November 1, 2011. We have 698 employees in Canada, primarily based in Quebec, and 1,034 employees based outside of Canada. 816 are involved in research and development, 356 in manufacturing, 306 in sales and marketing, 123 in general administrative positions and 131 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only our 103 manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement through “Syndicat des employé(e)s d’EXFO”. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as at November 1, 2012 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned		Currently Exercisable Options Owned as at November 1, 2012				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)		Total Percentage of Voting Power
			In-the-money (1)		Out-the-money (2)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
Germain Lamonde	4,171,069 (4)	14.47	–	*	29,160	13.19	4,200,229	14.56	31,643,000 (5)	100	92.86
Pierre Plamondon	64,944 (6)	*	–	*	9,036	4.09	73,980	*	–	–	*
Pierre-Paul Allard	8,000	*	–	*	–	*	8,000	*	–	–	*
Darryl Edwards	–	*	–	*	–	*	–	*	–	–	*
Pierre Marcouiller	5,000	*	–	*	–	*	5,000	*	–	–	*
Guy Marier	1,000	*	–	*	12,500	5.65	13,500	*	–	–	*
Susan Spradley	–	*	–	*	–	*	–	*	–	–	*
Stephen Bull	38,192	*	–	*	–	*	38,192	*	–	–	*
Sylvain Rouleau	–	*	–	*	–	*	–	*	–	–	*
Dana Yearian	7,786	*	–	*	–	*	7,786	*	–	–	*
Other executive officers as a group	31,612	*	–	*	5,458	2.47	37,070	*	–	–	*
All of our Directors and executive officers as a group	4,327,603	15.02	–	*	56,154	25.40	4,383,757	15.18	31,643,000	100	92.91

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price at which such securities may be bought from the Corporation. As at November 1, 2012 the market value of a Subordinate Voting Share was US$4.49 or CA$4.47, as applicable.

(2)	“Out-the-money” options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.

(3)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2012 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

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

The following table presents information regarding stock options held as of November 1, 2012 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	17,942 11,218	$4.51 $4.76	February 1, 2015 December 6, 2015
Pierre Plamondon	5,383 3,653	$5.13 $4.76	October 26, 2014 December 6, 2015
Pierre-Paul Allard	−	−	−
Darryl Edwards	−	−	−
Pierre Marcouiller	−	−	−
Guy Marier	12,500	$4.65	March 24, 2014
Susan Spradley	−	−	−
Stephen Bull	−	−	−
Sylvain Rouleau	−	−	−
Dana Yearian	−	−	−
Other Executive Officers as a group	3,230 2,228	$5.13 $4.76	October 26, 2014 December 6, 2015

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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2012.

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–	–	–	42,599 (3)	3.09%	2.36
	–	–	–	57,490 (4)	4.17%	3.74
	–	–	–	45,089 (5)	3.27%	6.03
	–	–	–	53,261 (6)	3.87%	5.43
Pierre Plamondon	–	–	–	13,477 (3)	0.98%	2.36
	–	–	–	20,339 (7)	1.48%	2.36
	–	–	–	14,611 (4)	1.06%	3.74
	–	–	–	13,019 (5)	0.94%	6.03
	–	–	–	8,857 (8)	0.64%	6.03
	–	–	–	17,325 (6)	1.26%	5.43
	–	–	–	19,740 (9)	1.43%	5.06
Pierre-Paul Allard	20,538 (10)	15.4%	5.10	–	–	–
Darryl Edwards	4,244 (10)	3.2%	5.10	–	–	–
Pierre Marcouiller	36,186 (10)	27.2%	5.10	–	–	–
Guy Marier	36,186 (10)	27.2%	5.10	–	–	–
Susan Spradley	4,268 (10)	3.2%	5.10	–	–	–
David A. Thompson	31,668 (10)	23.8%	5.10	–	–	–

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number	Percentage	Fair Value at the time of grant US$/RSU (2)
Stephen Bull	–	–	–	11,592 (3)	0.84%	2.36
	–	–	–	13,559 (7)	0.98%	2.36
	–	–	–	12,233 (4)	0.89%	3.74
	–	–	–	10,953 (5)	0.79%	6.03
	–	–	–	4,026 (8)	0.29%	6.03
	–	–	–	15,490 (6)	1.12%	5.43
	–	–	–	18,753 (9)	1.36%	5.06
Sylvain Rouleau	–	–	–	7,576 (11)	0.55%	6.55
	–	–	–	6,330 (12)	0.46%	6.55
	–	–	–	14,980 (9)	1.09%	5.06
Dana Yearian	–	–	–	15,062 (3)	1.09%	2.36
	–	–	–	25,424 (7)	1.85%	2.36
	–	–	–	13,260 (4)	0.96%	3.74
	–	–	–	11,609 (5)	0.84%	6.03
	–	–	–	8,857 (8)	0.64%	6.03
	–	–	–	15,322 (6)	1.11%	5.43
	–	–	–	17,994 (9)	1.31%	5.06
Other executive officers as a group	–	–	–	31,103 (3)	2.26%	2.36
	–	–	–	55,924 (7)	4.06%	2.36
	–	–	–	5,000 (13)	0.36%	3.22
	–	–	–	30,979 (4)	2.25%	3.74
	–	–	–	6,400 (14)	0.46%	5.13
	–	–	–	27,559 (5)	2.00%	6.03
	–	–	–	17,713 (8)	1.29%	6.03
	–	–	–	4,600 (15)	0.33%	9.32
	–	–	–	37,185 (6)	2.70%	5.43
	–	–	–	8,321 (18)	0.60%	6.61
	–	–	–	4,000 (16)	0.29%	6.47
	–	–	–	1,429 (17)	0.10%	7.06
	–	–	–	68,937 (9)	5.00%	5.06
All of the directors and executive officers as a group	–	–	–	113,833 (3)	8.26%	2.36
	–	–	–	115,246 (7)	8.36%	2.36
	–	–	–	5,000 (13)	0.36%	3.22
	–	–	–	128,573 (4)	9.33%	3.74
	–	–	–	6,400 (14)	0.46%	5.13
	–	–	–	108,229 (5)	7.85%	6.03
	–	–	–	39,453 (8)	2.86%	6.03
	–	–	–	4,600 (15)	0.33%	9.32
	–	–	–	138,583 (6)	10.06%	5.43
	–	–	–	8,321 (18)	0.60%	6.61
	–	–	–	4,000 (16)	0.29%	6.47
	–	–	–	7,576 (11)	0.55%	6.55
	–	–	–	6,330 (12)	0.46%	6.55
	–	–	–	1,429 (17)	0.10%	7.06
	–	–	–	140,404 (9)	10.19%	5.06
Total	133,090	100%	5.10	827,977	60.09%	4.41

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

(9)
Those RSUs will vest on the fifth anniversary date of the grant in October 2012 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(10)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(11)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.
(12)
Those RSUs will vest on the fifth anniversary date of the grant in January 2012 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(13)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2009.
(14)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2010.
(15)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2011.
(16)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.
(17)
Those RSUs will vest on the fifth anniversary date of the grant in April 2012 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(18)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.

Escrowed Securities

To our knowledge as at November 1, 2012, none of the equity securities of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2012 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	4,171,069	14.47%	92.86%
Fiducie Germain Lamonde (3)	1,900,000	6.00%	–	–	5.50%
G. Lamonde Investissements Financiers inc. (4)	29,743,000	94.00%	4,000,000	13.88%	87.31%
EdgePoint Investment Group, Inc.	–	–	4,032,700	13.99%	1.17%
Royce & Associates LLC	–	–	1,872,500	6.50%	*
Brown Investment Advisory, Inc.	–	–	1,537,929	5.34%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2012 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies have maintained majority ownership. Mr. Lamonde converted five million multiple voting shares into subordinate voting shares in fiscal 2011 and sold one million of those subordinate voting shares on the open market. (Only subordinate voting shares can be traded on the open market). According to publicly available information, EdgePoint Investment Group remains EXFO’s second-largest shareholder with 4.0 million subordinate voting shares, or 14.0% of the public float. Royce & Associates LLC increased its holdings in EXFO to 1.9 million subordinate shares in fiscal 2012 to become the third-largest shareholder with 6.5% of the public float. Finally, Brown Investment Advisory, holding 1.5 million subordinate voting shares, rounds up the list of investors accounting for more than 5% of the public float (5.3%).

As at November 12, 2012, 28,745,015 subordinate voting shares were outstanding. Approximately 98.3% (28,262,193) of our subordinate voting shares were held in bearer form and the remainder (482,822 subordinate voting shares) was held by 228 record holders. As at November 12, 2012, we believe approximately 61.14% of our outstanding subordinate voting shares were held in the United States.

B.	Related Party Transactions

 Indebtedness of Directors, Executive Officers and Employees

From September 1, 2011 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,

	2012		2011

Export Sales	$220,022	88%	$238,757	89%
Domestic Sales	29,944	12	30,986	11

	$249,966	100%	$269,743	100%

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

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Appeals of the opinion granting final approval were filed, all of which have been dismissed or settled as of January 9, 2012. The settlement payment on behalf of EXFO has been made by the insurers, the settlement among the parties is final, and the case is concluded.

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

B.	Significant Changes

No significant changes occurred since the date of our annual consolidated financial statements.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2007 to August 31, 2008	7.28	3.92	7.35	3.97
September 1, 2008 to August 31, 2009	4.73	2.13	5.16	2.50
September 1, 2009 to August 31, 2010	6.59	2.81	6.70	3.10
September 1, 2010 to August 31, 2011	12.96	5.28	12.56	5.50
September 1, 2011 to August 31, 2012	8.23	4.56	8.24	4.59

September 1, 2010 to November 30, 2010 (2011 1st Quarter)	6.35	5.28	6.44	5.50
December 1, 2010 to February 28, 2011 (2011 2nd Quarter)	11.90	6.19	11.83	6.31
March 1, 2011 to May 31, 2011 (2011 3rd Quarter)	12.96	7.89	12.56	7.61
June 1, 2011 to August 31, 2011 (2011 4th Quarter)	9.47	5.90	9.27	5.85

September 1, 2011 to November 30, 2011 (2012 1st Quarter)	8.23	5.38	8.24	5.51
December 1, 2011 to February 28, 2012 (2012 2nd Quarter)	8.01	5.26	7.98	5.40
March 1, 2012 to May 31, 2012 (2012 3rd Quarter)	7.81	5.94	7.80	6.09
June 1, 2012 to August 31, 2012 (2012 4th Quarter)	5.93	4.56	5.89	4.59

May 2012	7.49	5.94	7.41	6.09
June 2012	5.69	4.99	5.89	5.13
July 2012	5.17	4.56	5.00	4.59
August 2012	5.93	4.66	5.62	4.70
September 2012	5.20	4.80	5.10	4.70
October 2012	5.06	4.55	4.98	4.50
November 2012	4.99	4.38	5.00	4.40
(until November 12)

C.	Markets

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

On November 12, 2012, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$4.88 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$4.88 per share.

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

The following discussion is based upon:

●	the Code;
●	U.S. judicial decisions;
●	administrative pronouncements;
●	existing and proposed Treasury regulations; and
●	the Canada – U.S. Income Tax Treaty.

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

 Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 15% for dividends received before January 1, 2013, provided such holder holds the subordinate voting shares for at least 60 days and certain other conditions are satisfied, including, as we believe to be the case, that we are not a “passive foreign investment company”. For dividends received after December 31, 2012, the tax rate will be 43.4%, subject to possible legislative change. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

Sale or Exchange

A U.S. Holder’s initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder’s adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading “Dividends.” Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to a sale, exchange or other disposition prior to January 1, 2013 of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 15%, and 23.8% thereafter, subject to possible legislative change. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

●	the holder’s holding period for the subordinate voting shares, with a preferential rate available for subordinate voting shares held for more than one year; and
●	the holder’s marginal tax rate for ordinary income.

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

A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such subordinate voting shares unless:

●	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or
●
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

 Passive Foreign Investment Company

We believe that our subordinate voting shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations as well as the composition and valuation of our assets. In particular, a significant portion of our gross assets is comprised of cash and short-term investments, which the PFIC rules treat as passive without regard to the purpose for which we hold those assets. If the proportion of these passive assets were to increase relative to the fair market value of our other assets, we may be treated as a passive foreign investment company. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

●	at least 75% of our gross income for the taxable year is passive income; or
●	at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes, among other things, income such as:

●	dividends;
●	interest;
●	rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;
●	annuities; and
●	gains from assets that produce passive income.

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

If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election, if available, or a mark-to-market election, as described below, would be subject to special rules with respect to:

●	any gain realized on the sale or other disposition of subordinate voting shares; and
●	any “excess distribution” by us to the U.S. Holder.

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

Under the passive foreign investment company rules,

●	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the subordinate voting shares;
●
the amount allocated to the taxable year in which the gain or excess distribution was realized and to taxable years prior to the first year in which we were classified as a PFIC would be taxable as ordinary income; and

●
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

 Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds subordinate voting shares and who, for the purposes of the Income Tax Act (Canada) (the “ITA”), and the Canada-United States Income Tax Convention (1980) (the “Convention”), as applicable and at all relevant times:

●	is resident in the United States and not resident in Canada;
●	holds the subordinate voting shares as capital property;
●	does not have a “permanent establishment” or “fixed base” in Canada, as defined in the Convention; and
●
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

 Market Risk

 Currency Risk

Our functional currency is the Canadian dollar. In addition, we have adopted the US dollar as our reporting currency. We are exposed to currency risk due to our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by certain operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars and forward exchange contracts (US dollars).

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

The following table summarizes the forward exchange contracts in effect as at August 31, 2012, classified by expected transaction dates, none of which exceed two fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,

	2013	2014

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$23,000	$3,600
Weighted average contractual forward rates	1.0228	1.0439

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of our forward exchange contracts amounted to net gains of $2.3 million and $932,000 as at August 31, 2011 and 2012 respectively.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2011 and 2012:

	As at August 31,

	2012		2011

	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$9,781	€1,555	$10,553	€1,502
Accounts receivable	27,996	4,313	25,040	4,332
	37,777	5,868	35,593	5,834
Financial liabilities
Accounts payable and accrued liabilities	10,564	71	8,706	37
Forward exchange contracts (nominal amount)	4,400	–	5,400	–
	14,964	71	14,106	37
Net exposure	$22,813	€5,797	$21,487	€5,797

The value of the Canadian dollar compared to the US dollar was CA$0.9784 = US$1.00 and CA$0.9863 = US$1.00 as at August 31, 2011 and 2012 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4094 = €1.00 and CA$1.2438 = €1.00 as at August 31, 2011 and 2012 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2011 and 2012:

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1.9 million, or $0.03 per diluted share, and $2.1 million, or $0.03 per diluted share, as at August 31, 2011 and 2012 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $831,000, or $0.01 per diluted share, and $709,000, or $0.01 per diluted share, as at August 31, 2011 and 2012 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2.4 million and $1.6 million as at August 31, 2011 and 2012 respectively;

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts our balances of income tax and tax credits recoverable or payable and deferred income tax assets and liabilities related to foreign operations. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of our cost of sales and operating expenses is denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We have limited exposure to interest risk. We are mainly exposed to interest rate risks through our cash and short-term investments.

Cash

As at August 31, 2012, our cash balances included an amount of $36.2 million (nil in 2011) that bears interest at a rate of 1.3%.

Short-term investments

Short-term investments consist of the following (in thousands of US dollars):

	As at August 31,

	2012		2011

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 1.0% to 1.3%, maturing between September and November 2011	$	‒	$31,765
Bankers acceptance denominated in Canadian dollars, bearing interest at annual rates of 1.1% in fiscal 2012 and 1.0% and 1.2% in fiscal 2011, maturing in September 2012 in fiscal 2012 and in September and November 2011 in fiscal 2011		8,236	15,326
		$8,236	$47,091

Based on market value, the fair value of our short-term investments amounted to $47.1 million and $8.2 million as at August 31, 2011 and 2012 respectively.

Due to their short-term maturity of usually three months or less, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost has historically approximated the fair value. Any change in the fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at August 31, 2012, our long-term debt, in the amount of $847,000, bears interest at an annual rate of 2.95% and matures in December 2013. The fair value of the long-term debt approximates its carrying value due to its relatively short-term maturity.

Other financial instruments

Accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2012, our short-term investments consist of debt instruments issued by two (twelve as at August 31, 2011) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1.2 million and $583,000 as at August 31, 2011 and 2012 respectively.

In fiscal 2011 and 2012, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable (in thousands of US dollars):

	As at August 31,

	2012	2011

Current	$31,856	$33,149
Past due, 0 to 30 days	3,770	7,299
Past due, 31 to 60 days	1,048	2,590
Past due, more than 60 days, less allowance for doubtful accounts of $1,245 and $583 as at August 31, 2011 and 2012 respectively.	969	2,113
Total accounts receivable	$37,643	$45,151

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following tables summarize the contractual maturity of our financial liabilities (in thousands of US dollars):

	As at August 31, 2012

	0-12 months	13-24 months

Accounts payable and accrued liabilities	$32,392	$	‒
Long-term debt	565		282
Other liabilities	‒		163
Forward exchange contracts
Outflow	23,000		3,600
Inflow	(23,851)		(3,810)
Total	$32,106		$235

	As at August 31, 2011

	0-12 months	13-24 months	25-36 months

Bank loan	$784	$–	$–
Accounts payable and accrued liabilities	30,320	–	–
Contingent liability	338	–	–
Long-term debt	645	645	323
Other liabilities	–	201	–
Forward exchange contracts
Outflow	27,500	11,400	–
Inflow	(29,668)	(11,725)	–
Total	$29,919	$521	$323

As at August 31, 2012, we had $67.1 million in cash and short-term investments and $41.9 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $15.8 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $26.3 million for foreign currency exposure related to our forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2012.

(b) Management’s Annual Report on Internal Control over Financial Reporting

EXFO’s management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2012.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of EXFO’s internal control over financial reporting at August 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Guy Marier, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Marier is independent of management, in accordance with the CSA Standards as described in Item 6C – Board Practices of this Annual Report. For a description of Mr. Marier’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard, Mr. Darryl Edwards, Mr. Pierre Marcouiller and Ms. Susan Louise Spradley, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B.	Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to our 2010 Annual Report. In March 2005, the Board updated and adopted the following policies:

●	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
●	Board of Directors Corporate Governance Guidelines;
●	Ethics and Business Conduct Policy;
●	Statement of Reporting Ethical Violations (Whistle Blower).

A copy of those policies has been filed respectively as exhibits 11.1 through 11.4 inclusively to our 2010 Annual Report. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2011 and August 31, 2012, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $334,000 and $363,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2011 and August 31, 2012, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $86,000 and $129,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements and the IFRS convergence project.

Tax Fees

During the financial years ended August 31, 2011 and August 31, 2012, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $112,000 and $200,000, respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2011 and 2012.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee Charter requires that the Audit Committee give prior approval of the annual audit plan (refer to Item 6C for further details on the Audit Committee Charter). In the event any adjustments to the audit plan may be required during the course of a financial year, such adjustments shall be approved by the chairman of the Audit Committee, acting alone, and shall be reported to the full Audit Committee at its next meeting.

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

During the financial year ended on August 31, 2012, 100% of tax fees were approved by the Audit Committee pursuant to this policy. During the financial year ended on August 31, 2012, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On November 7, 2011, we announced the approval of the renewal of the share repurchase program effective from November 10, 2011 to November 9, 2012, by way of a normal course issuer bid on the open market of up to 575,690 subordinate voting shares (“2011 NCIB”). On November 7, 2012, we announced the approval of the renewal of the share repurchase program effective from November 12, 2012 and provided to expire on November 11, 2013, by way of a normal course issuer bid on the open market of up to 2,072,721 subordinate voting shares (“2012 NCIB”). As of the date of this filing, the 2012 NCIB is still in effect.

From September 1, 2011 through November 9, 2012, we spent approximately US$3.0 million (including fees) to repurchase 600,694 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From October 1, 2011	21,664	‒	5.62	21,664	1,990,898
To October 31, 2011
From November 1, 2011	13,282	‒	5.91	13,282	1,977,616
To November 9, 2011
From November 10, 2011	28,200	5.77	5.94	28,200	547,490
To November 30, 2011
From January 1, 2012	40,951	6.29	6.36	40,951	506,539
To January 31, 2012
From February 1, 2012	700	6.40	6.50	700	505,839
To February 29, 2012
From July 1, 2012	222,986	4.71	4.75	222,986	282,853
To July 31, 2012
From August 1, 2012	111,111	4.82	4.99	111,111	171,742
To August 31, 2012
From October 1, 2012	64,200	4.79	4.68	64,200	107,542
To October 31, 2012
From November 1, 2012	97,600	4.63	4.68	97,600	9,942
To November 9, 2012
Total	600,694			600,694

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ National Market. A copy of the Corporation’s Corporate Governance Policies are included as Exhibits 11.1 to 11.4 to our 2010 Annual Report on Form 20-F; as Exhibits 11.5 to 11.7 to this Annual Report on Form 20-F and as Exhibits 11.8 and 11.9 to our 2011 Annual Report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-4 to F-50.

Item 19.	Exhibits

Number	Exhibit
1.1	Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
1.2	Amended By-laws of EXFO (incorporated by reference to Exhibit 1.2 of EXFO’s Annual Report on Form-20F dated January 15, 2003, File No. 000-30895).
1.3	Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO’s Annual Report on Form 20-F dated January 18, 2001, File No. 000-30895).
1.4	Certificate of Amendment, Canada Business Corporations Act (incorporated by reference to Exhibit 10.1 of EXFO’s Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).
1.5	Certificate of Amendment (Change of Name), Canada Business Corporations Act (incorporated by reference to Exhibit 1.5 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
2.1	Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
2.2
Form of Registration Rights Agreement between EXFO and Germain Lamonde dated July 6, 2000) (incorporated by reference to Exhibit 10.13 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

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

4.50
Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated November 7, 2012 (incorporated by reference to EXFO’s report on Form 6-K dated November 7, 2012, file No. 000-30895).

8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistle Blower) (incorporated by reference to Exhibit 11.4 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.5	Audit Committee Charter.
11.6	Human Resources Committee Charter.
11.7	Corporate Governance Practices.
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EXFO INC.

By:	/s/ Germain Lamonde
Name:	Germain Lamonde
Title:	Chairman of the Board, President
and Chief Executive Officer
Date:	November 26, 2012

Exhibit 12.1
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Germain Lamonde, certify that:

1.	I have reviewed this Annual Report on Form 20-F of EXFO Inc. ("EXFO");

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

Date: November 26, 2012

/s/ Germain Lamonde
Germain Lamonde
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Inc., hereby certifies, that:

1.	The Annual Report on Form 20-F for the year ended August 31, 2012 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:           November 26, 2012

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

Date: November 26, 2012

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Vice-President, Finance
and Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.2
Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of EXFO Inc., hereby certifies, that:

1.	The Annual Report on Form 20-F for the year ended August 31, 2012 of EXFO fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of EXFO.

Date:           November 26, 2012

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Vice-President, Finance
and Chief Financial Officer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as separate disclosure document.

Rapport de l’auditeur indépendant

Aux actionnaires de
Exfo Inc.

Nous avons effectué l’audit intégré des états financiers consolidés de 2012 et du contrôle interne à l’égard de l’information financière de EXFO Inc. et de ses filiales au 31 août 2012 ainsi que l’audit des états financiers consolidés de 2011. Nos opinions, qui reposent sur nos audits, sont présentées ci-après.

Rapport sur les états financiers consolidés
Nous avons effectué l’audit des états financiers consolidés ci-joints de EXFO Inc. et de ses filiales, qui comprennent les bilans consolidés au 31 août 2012, au 31 août 2011 et au 1er septembre 2010 et les états consolidés des résultats, du résultat global, des variations des capitaux propres et des flux de trésorerie pour les exercices clos le 31 août 2012 et le 31 août 2011, ainsi que les notes annexes constituées d’un résumé des principales méthodes comptables et d’autres informations explicatives.

Responsabilité de la direction pour les états financiers consolidés
La direction est responsable de la préparation et de la présentation fidèle de ces états financiers consolidés conformément aux Normes internationales d’information financière telles qu’elles sont publiées par l’International Accounting Standards Board, ainsi que du contrôle interne qu’elle considère comme nécessaire pour permettre la préparation d’états financiers consolidés exempts d’anomalies significatives, que celles-ci résultent de fraudes ou d’erreurs.

Responsabilité de l’auditeur
Notre responsabilité consiste à exprimer une opinion sur les états financiers consolidés, sur la base de nos audits. Nous avons effectué nos audits selon les normes d’audit généralement reconnues du Canada et les normes du Public Company Accounting Oversight Board (des États-Unis). Ces normes requièrent que nous planifiions et réalisions l’audit de façon à obtenir l’assurance raisonnable que les états financiers consolidés ne comportent pas d’anomalies significatives. Les normes d’audit généralement reconnues du Canada exigent que nous nous conformions aux règles de déontologie.

Un audit implique la mise en œuvre de procédures en vue de recueillir des éléments probants, sur une base de sondages, concernant les montants et les informations fournis dans les états financiers consolidés. Le choix des procédures relève du jugement de l’auditeur, et notamment de son évaluation des risques que les états financiers consolidés comportent des anomalies significatives, que celles-ci résultent de fraudes ou d’erreurs. Dans l’évaluation de ces risques, l’auditeur prend en considération le contrôle interne de l’entité portant sur la préparation et la présentation fidèle des états financiers consolidés afin de concevoir des procédures d’audit appropriées aux circonstances. Un audit comporte également l’appréciation du caractère approprié des méthodes comptables retenues et du caractère raisonnable des estimations comptables faites par la direction, de même que l’appréciation de la présentation d’ensemble des états financiers consolidés.

Nous estimons que les éléments probants que nous avons obtenus dans le cadre de nos audits sont suffisants et appropriés pour fonder notre opinion d’audit sur les états financiers consolidés.

Opinion
À notre avis, les états financiers consolidés donnent, dans tous leurs aspects significatifs, une image fidèle de la situation financière de EXFO Inc. et de ses filiales au 31 août 2012, au 31 août 2011 et au 1er septembre 2010 ainsi que de leur performance financière et de leurs flux de trésorerie pour les exercices clos le 31 août 2012 et le 31 août 2011, conformément aux Normes internationales d’information financière publiées par l’International Accounting Standards Board.

Rapport sur le contrôle interne à l’égard de l’information financière
Nous avons également effectué l’audit du contrôle interne à l’égard de l’information financière de EXFO Inc. et de ses filiales au 31 août 2012, à partir des Internal Control – Integrated Framework publié par le Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Responsabilité de la direction en matière de contrôle interne à l’égard de l’information financière
La direction est responsable du maintien d’un contrôle interne efficace à l’égard de l’information financière et de son évaluation de l’efficacité du contrôle interne à l’égard de l’information financière incluse dans le Rapport annuel de la direction sur le contrôle interne à l’égard de l’information financière de 2012, présenté à la Rubrique 15 page 123 de ce rapport annuel.

Responsabilité de l’auditeur
Notre responsabilité consiste à exprimer une opinion sur le contrôle interne à l’égard de l’information financière de l’entité en nous appuyant sur notre audit. Notre audit du contrôle interne à l’égard de l’information financière a été réalisé conformément aux normes du Public Company Accounting Oversight Board (des États-Unis). Ces normes requièrent que nous planifiions et réalisions l’audit de façon à obtenir l’assurance raisonnable qu’un contrôle interne efficace à l’égard de l’information financière était maintenu, dans tous ses aspects significatifs.

Un audit du contrôle interne à l’égard de l’information financière comporte l’acquisition d’une compréhension du contrôle interne à l’égard de l’information financière, une évaluation du risque de l’existence d’une faiblesse significative, des tests et une évaluation de l’efficacité de la conception et du fonctionnement du contrôle interne en fonction de notre évaluation du risque, ainsi que la mise en œuvre des autres procédures que nous avons jugées nécessaires dans les circonstances.

Nous estimons que notre audit fournit une base raisonnable pour fonder notre opinion d’audit sur le contrôle interne à l’égard de l’information financière de l’entité.

Définition du contrôle interne à l’égard de l’information financière
Le contrôle interne à l’égard de l’information financière d’une entité est un processus conçu pour fournir une assurance raisonnable que l’information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l’information financière, conformément aux principes comptables généralement reconnus. Il comprend les politiques et procédures qui : i) concernent la tenue de dossiers suffisamment détaillés qui donnent une image fidèle des opérations et des cessions d’actifs de l’entité; ii) fournissent une assurance raisonnable que les opérations sont enregistrées comme il se doit pour établir les états financiers conformément aux principes comptables généralement reconnus et que les encaissements et décaissements de l’entité ne sont faits qu’avec l’autorisation de la direction et du conseil d’administration; et iii) fournissent une assurance raisonnable concernant la prévention ou la détection à temps de toute acquisition, utilisation ou cession non autorisée d’actifs de l’entité qui pourrait avoir une incidence significative sur les états financiers.

Limites inhérentes
En raison des limites qui lui sont inhérentes, il se peut que le contrôle interne à l’égard de l’information financière ne permette pas de prévenir ou de détecter certaines anomalies. De plus, toute projection du résultat d’une évaluation de son efficacité sur des périodes futures comporte le risque que les contrôles deviennent inadéquats en raison de changements de situation ou que le niveau de respect des politiques ou des procédures diminue.

Opinion
À notre avis, EXFO Inc. et ses filiales maintenaient, dans tous ses aspects significatifs, un contrôle interne efficace à l’égard de l’information financière au 31 août 2012 selon les critères établis dans le document Internal Control - Integrated Framework, publié par le COSO.

/s/ PricewaterhouseCoopers1

Le 7 novembre 2012
Montréal, Québec, Canada

1 CPA auditeur, CA, permis de comptabilité publique no A115888

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
Assets

Current assets
Cash	$58,868	$22,771	$21,440
Short-term investments (note 7)	8,236	47,091	10,379
Accounts receivable (note 7)
Trade	37,643	45,151	50,190
Other	4,283	6,329	5,217
Income taxes and tax credits recoverable	9,024	5,414	2,604
Inventories (note 8)	41,212	52,754	40,328
Prepaid expenses	3,800	3,237	2,816
Current assets held for sale (note 4)	–	–	3,769

	163,066	182,747	136,743

Tax credits recoverable (note 22)	38,397	36,627	29,397
Forward exchange contracts (note 7)	–	149	–
Property, plant and equipment (note 9)	49,848	32,076	24,730
Intangible assets (note 10)	14,132	22,901	27,947
Goodwill (note 10)	29,160	30,942	29,355
Deferred income taxes (note 22)	12,080	16,913	18,730
Long-term assets held for sale (note 4)	–	–	7,530

	$306,683	$322,355	$274,432
Liabilities

Current liabilities
Bank loan	$–	$784	$–
Accounts payable and accrued liabilities (note 12)	32,392	30,320	29,943
Provisions (note 12)	952	1,817	927
Income taxes payable	917	876	426
Contingent liability (note 13)	–	338	–
Current portion of long-term debt (note 14)	565	645	568
Deferred revenue	10,583	10,590	10,354
Current liabilities related to assets held for sale (note 4)	–	–	2,531

	45,409	45,370	44,749

Deferred revenue	4,997	5,704	5,775
Long-term debt (note 14)	282	968	1,419
Contingent liability (note 13)	–	–	2,660
Other liabilities	609	723	603
Deferred income taxes (note 22)	2,105	5,079	–
Long-term liabilities related to assets held for sale (note 4)	–	–	537

	53,402	57,844	55,743
Commitments (note 15)

Shareholders’ equity
Share capital (note 16)	110,965	110,341	106,126
Contributed surplus	17,298	18,017	18,563
Retained earnings	111,511	115,104	92,984
Accumulated other comprehensive income (note 17)	13,507	21,049	1,016

	253,281	264,511	218,689

	$306,683	$322,355	$274,432

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde GERMAIN LAMONDE Chairman, President and CEO	/s/ Guy Marier GUY MARIER Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2012	2011

Sales (note 24)	$249,966	$269,743

Cost of sales (1) (note 20)	91,792	100,296
Selling and administrative (note 20)	94,139	87,062
Net research and development (note 20)	49,854	47,927
Depreciation of property, plant and equipment (note 20)	6,169	6,655
Amortization of intangible assets (note 20)	7,819	9,183
Changes in fair value of cash contingent consideration (note 13)	(311)	(2,685)
Earnings from operations	504	21,305

Interest and other income	131	511
Foreign exchange loss	(657)	(3,808)

Earnings (loss) before income taxes	(22)	18,008

Income taxes (note 22)	3,571	8,814

Net earnings (loss) from continuing operations	(3,593)	9,194

Net earnings from discontinued operations (note 4)	–	12,926

Net earnings (loss) for the year	$(3,593)	$22,120

Basic and diluted net earnings (loss) from continuing operations per share	$(0.06)	$0.15

Basic net earnings (loss) per share	$(0.06)	$0.37

Diluted net earnings (loss) per share	$(0.06)	$0.36

Basic weighted average number of shares outstanding (000’s)	60,453	60,000

Diluted weighted average number of shares outstanding (000’s) (note 23)	60,453	61,488

(1)   The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2012	2011

Net earnings (loss) for the year	$(3,593)	$22,120
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment	(6,875)	19,123
Reclassification of realized losses on short-term investments in net earnings	–	2
Unrealized gains on forward exchange contracts	185	3,413
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	(1,108)	(2,191)
Deferred income tax effect of the components of other comprehensive income (loss)	256	(314)
Other comprehensive income (loss)	(7,542)	20,033
Comprehensive income (loss) for the year	$(11,135)	$42,153

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2011
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2010	$106,126	$18,563	$92,984	$1,016	$218,689
Exercise of stock options (note 16)	1,452	–	–	–	1,452
Reclassification of stock-based compensation costs (note 16)	2,763	(2,763)	–	–	–
Stock-based compensation costs	–	2,217	–	–	2,217
Net earnings for the year	–	–	22,120	–	22,120
Other comprehensive income
Foreign currency translation adjustment	–	–	–	19,123	19,123
Changes in unrealized losses on short-term investments	–	–	–	2	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $314	–	–	–	908	908

Total comprehensive income for the year	–	–	22,120	20,033	42,153

Balance as at August 31, 2011	$110,341	$18,017	$115,104	$21,049	$264,511

	Year ended August 31, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options (note 16)	310	–	–	–	310
Redemption of share capital (note 16)	(1,696)	(540)	–	–	(2,236)
Reclassification of stock-based compensation costs (note 16)	2,010	(2,010)	–	–	–
Stock-based compensation costs	–	1,831	–	–	1,831
Net loss for the year	–	–	(3,593)	–	(3,593)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,875)	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $256	–	–	–	(667)	(667)

Total comprehensive loss for the year	–	–	(3,593)	(7,542)	(11,135)

Balance as at August 31, 2012	$110,965	$17,298	$111,511	$13,507	$253,281

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2012	2011
Cash flows from operating activities
Net earnings (loss) for the year	$(3,593)	$22,120
Add (deduct) items not affecting cash
Change in discount on short-term investments	45	(42)
Stock-based compensation costs	1,862	2,256
Depreciation and amortization	13,988	15,856
Gain on disposal of discontinued operations (note 4)	–	(13,212)
Gain on disposal of capital assets	–	(568)
Changes in fair value of cash contingent consideration (note 13)	(311)	(2,685)
Deferred revenue	(506)	(1,262)
Deferred income taxes	2,050	7,063
Changes in foreign exchange gain/loss	(1,510)	2,130
	12,025	31,656
Change in non-cash operating items
Accounts receivable	7,974	10,066
Income taxes and tax credits	(5,570)	(6,714)
Inventories	10,879	(8,751)
Prepaid expenses	(589)	(232)
Accounts payable and accrued liabilities and provisions	643	(2,775)
Other liabilities	(105)	60
	25,257	23,310
Cash flows from investing activities
Additions to short-term investments	(115,886)	(516,674)
Proceeds from disposal and maturity of short-term investments	152,797	481,945
Additions to capital assets (note 9)	(23,849)	(12,164)
Proceeds from disposal of capital assets	–	568
Net proceeds from disposal of discontinued operations (note 4)	–	22,063
Business combination	–	(1,049)
	13,062	(25,311)
Cash flows from financing activities
Bank loan	(782)	772
Repayment of long-term debt	(577)	(619)
Exercise of stock options	310	1,452
Redemption of share capital	(2,236)	–
	(3,285)	1,605

Effect of foreign exchange rate changes on cash	1,063	1,058

Change in cash	36,097	662
Cash – Beginning of year	22,771	22,109
Cash – End of year	$58,868	$22,771

Supplementary information
Interest received	$679	$554
Interest paid	$76	$159
Income taxes paid	$1,494	$1,878

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on October 9, 2012.

2  Basis of Presentation and Adoption of IFRS

For all periods up to and including the year ended August 31, 2011, the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (IFRS) as issued by the “International Accounting Standards Board” and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis in its condensed interim consolidated financial statements and its annual consolidated financial statements for the year ended August 31, 2012. In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP applied before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”.

Subject to certain transition elections disclosed in note 3, the company has consistently applied the same accounting policies in its consolidated opening IFRS balance sheet as at September 1, 2010 and through all periods presented, as if these accounting policies had always been in effect. Note 3 discloses the impact of the transition to IFRS on the company’s reported consolidated balance sheets, consolidated statements of earnings, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended August 31, 2011 prepared under Canadian GAAP. Specifically, note 3 presents a reconciliation of the consolidated statements of earnings and comprehensive income for the year ended August 31, 2011, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as at September 1, 2010 and August 31, 2011.

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities, including derivative instruments and available-for-sale investments.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales of goods

Revenue from the sales of goods, which represents the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangement.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of twelve to thirty-six months. They generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Extended warranties

Extended warranties are usually offered to customers for periods of twelve to forty-eight months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, extended warranties, maintenance contracts and installation, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders’ equity.

Foreign currency translation

a)	Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders’ equity.

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables

Financial liabilities

Bank loan	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Contingent liability	Financial liabilities at fair value through profit and loss
Other liabilities	Other financial liabilities

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Interest on available-for-sale financial assets, calculated using the effective interest method, is recognized in the consolidated statements of earnings.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially measured at fair value plus transaction costs and they are subsequently carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss are non-derivative financial liabilities initially measured at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the statements of earnings.

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in sales in the consolidated statements of earnings.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis using the dollar-offset method.

Fair value hierarchy

The company’s short-term investments, forward exchange contracts and the contingent liability are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates. The company’s contingent liability is classified within level 3 of the fair value hierarchy.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale financial assets; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	5 years
Buildings	20 to 60 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets’ residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships and software. The cost of intangible assets acquired in a business combination is the fair value of the assets as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and customer relationships, and four and ten years for software. None of the company’s intangible assets was developed internally.

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of intangible assets of IAS 38, “Intangible Assets’’, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at September 1, 2010, and as at August 31, 2011 and 2012, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, “Accounting for Governmental Grants and Disclosures of Governmental Assistance’’, and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group’s recoverable amount. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU’s fair value less costs to sell and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. Prior to fiscal 2012, the company performed its annual goodwill impairment test in the third quarter of each fiscal year. In fiscal 2012, the company changed the timing of its annual goodwill impairment for the fourth quarter to align the test with the year end and budget process. Consequently, in fiscal 2012, the company performed its goodwill impairment test in the third quarter and the fourth quarter.

For property, plant and equipment and finite-life intangible assets, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Leases

Operating leases are leases where the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at September 1, 2010, and as at August 31, 2011 and 2012, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant and that the grants will be received.

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

The current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. The income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet dates in the tax jurisdiction where the company generates taxable income/loss.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, research and development expenses as well as unused tax losses and tax credits can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of the temporary differences can be controlled and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Uncertain tax positions

The company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation costs

Equity-settled awards

The company’s stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in the shareholders’ equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Cash-settled awards

The company’s stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

Critical accounting judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those judgments, estimates and assumptions.

The judgments, estimates and assumptions that have a significant risk of resulting in a material adjustment to the carrying value of assets and liabilities within the next fiscal year are as follows:

a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next twelve months taking into account changes in demand, technology or market.

b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from a binding sales agreement in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, the company uses discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on the company’s historical growth, internal budget, expectations of future revenue growth as well as industry and market trends.

ii)	Discount rate

The company uses a discount rate to calculate the present value of estimated future cash flows, which represents its weighted average cost of capital (WACC).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New IFRS pronouncements and amendments issued but not yet adopted

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2013. The company will adopt these amendments on September 1, 2013 and expect their adoption to have no significant impact on its consolidated financial statements.

IFRS 9, “Financial Instruments”, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, “Financial Instruments – Recognition and Measurement”, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The company has not yet assessed the impact that this new standard is likely to have on its consolidated financial statements.

Financial statement presentation

The IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. The company will adopt this new standard on September 1, 2012 and does not expect the amendments to have a significant impact on its consolidated financial statements.

The International Accounting Standard Board (IASB) issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of these new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The company has not yet assessed the impact that the new standards may have on its consolidated financial statements or whether or not to early adopt any of these new requirements.

The following is a brief summary of these new standards:

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Joint arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity-account for interests in joint ventures. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities–Non-Monetary Contributions by Venturers”.

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Fair value measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

3  First-Time Adoption of International Financial Reporting Standards (IFRS)

For all periods up to and including the year ended August 31, 2011, the company prepared its consolidated financial statements in accordance with Canadian GAAP. The company’s consolidated financial statements for the year ended August 31, 2012 are the first annual consolidated financial statements prepared in accordance with IFRS.

These consolidated financial statements as at and for the year ended August 31, 2012 have been prepared in conformity with the basis of presentation and the accounting policies described in note 2.

In preparing these consolidated financial statements, and in compliance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards’’, the company’s opening IFRS balance sheet has been presented as at September 1, 2010; being the company’s date of transition to IFRS.  The following section explains the principal adjustments made by the company in transitioning from Canadian GAAP to IFRS and its impact on the opening IFRS balance sheet as at September 1, 2010 as well as the previously published Canadian GAAP consolidated financial statements for the year ended August 31, 2011.

Upon the transition to IFRS on September 1, 2010, the company initially elected to discount the carrying value of its long-term tax credits; this initial election resulted in a decrease of its long-term tax credits of $2,510,000 and an increase in deferred tax assets of $678,000 as at September 1, 2010, with a corresponding net decrease of $1,832,000 in the opening balance of retained earnings. It also resulted in a decrease of $2,507,000 in its long-term tax credits, an increase in deferred tax assets of $401,000, a decrease in deferred tax liabilities of 276,000 as at August 31, 2011 as well as interest income of $227,000 and a related deferred income tax expense of $61,000 for the year ended August 31, 2011.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the fourth quarter of fiscal 2012, prior to issuing its first annual consolidated financial statements under IFRS, the company changed its initial choice of accounting policy for measuring its long-term, non-refundable research and development tax credits and finally opted not to discount these tax credits; it retroactively applied this change in accounting policy at the transition date. Consequently, the carrying value of the previously disclosed long-term tax credits, deferred income tax assets and liabilities and retained earnings as at September 1, 2010 and August 31, 2011, have been adjusted to reflect this change in accounting policy, and the reconciliations from Canadian GAAP to IFRS in the following sections have been adjusted accordingly.

Transition exemptions applied

IFRS 1, “First-Time Adoption of International Financial Reporting Standards’’, allows first-time adopters certain transition exemptions from the general requirement to retrospectively apply all IFRS as effective for the year ended August 31, 2012.

The company has applied the following transition exemptions:

•	The company has elected not to apply IFRS 3R, “Business Combinations’’, to business combinations that occurred before the date of transition (September 1, 2010);

•
The company elected to deem the cumulative foreign currency translation adjustment from the translation of consolidated financial statements in the reporting currency (US dollars) to be zero as at the transition date to IFRS. Accordingly, the cumulative translation adjustment as at September 1, 2010 was eliminated in the opening balance of retained earnings. Any foreign currency translation adjustment from the translation of consolidated financial statements in the reporting currency arising after the transition date is recorded in accumulated other comprehensive income in the shareholders’ equity in the balance sheet.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of the consolidated balance sheet as previously reported under Canadian GAAP to IFRS as at September 1, 2010

Description under Canadian GAAP	Notes	Canadian GAAP	Adjustments	Reclassification	IFRS	Description under IFRS

Assets						Assets
Current assets						Current assets
Cash		$21,440	$–	$–	$21,440	Cash
Short-term investments		10,379	–	–	10,379	Short-term investments
Accounts receivable						Accounts receivable
Trade		50,190	–	–	50,190	Trade
Other		5,217	–	–	5,217	Other
Income taxes and tax credits recoverable		2,604	–	–	2,604	Income taxes and tax credits recoverable
Inventories		40,328	–	–	40,328	Inventories
Prepaid expenses		2,816	–	–	2,816	Prepaid expenses
Future income taxes	a)	6,191	–	(6,191)	–	Deferred income taxes
Current assets held for sale	a)	3,991	–	(222)	3,769	Current assets held for sale
		143,156	–	(6,413)	136,743

Tax credits recoverable		29,397	–	–	29,397	Tax credits recoverable
Property, plant and equipment	c)	23,455	1,275	–	24,730	Property, plant and equipment
Intangible assets		27,947	–	–	27,947	Intangible assets
Goodwill		29,355	–	–	29,355	Goodwill
Future income taxes	a), c)	12,884	(345)	6,191	18,730	Deferred income taxes
Long-term assets held for sale	a)	7,308	–	222	7,530	Long-term assets held for sale
		$273,502	$930	$–	$274,432
Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	e)	$30,870	$–	$(927)	$29,943	Accounts payable and accrued liabilities
	e)	–	–	927	927	Provisions
Income taxes payable		426	–	–	426	Income taxes payable
Current portion of long-term debt		568	–	–	568	Current portion of long-term debt
Deferred revenue		10,354	–	–	10,354	Deferred revenue
Current liabilities related to assets held for sale		2,531	–	–	2,531	Current liabilities related to assets held for sale
		44,749	–	–	44,749

Deferred revenue		5,775	–	–	5,775	Deferred revenue
Long-term debt		1,419	–	–	1,419	Long-term debt
	b)	–	2,660	–	2,660	Contingent liability
Other liabilities		603	–	–	603	Other liabilities
Long-term liabilities related to assets held for sale		537	–	–	537	Long-term liabilities related to assets held for sale
		53,083	2,660	–	55,743

Shareholders’ equity						Shareholders’ equity
Share capital		106,126	–	–	106,126	Share capital
Contributed surplus		18,563	–	–	18,563	Contributed surplus
Retained earnings	b), c), d)	50,528	(1,730)	44,186	92,984	Retained earnings
Accumulated other comprehensive income	c), d)	45,202	–	(44,186)	1,016	Accumulated other comprehensive income
		220,419	(1,730)	–	218,689
		$273,502	$930	$–	$274,432

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of the consolidated balance sheet as previously reported under Canadian GAAP to IFRS as at August 31, 2011

	Notes	Canadian GAAP	Adjustments	Reclassification	IFRS

Assets
Current assets
Cash		$22,771	$–	$–	$22,771
Short-term investments		47,091	–	–	47,091
Accounts receivable
Trade		45,151	–	–	45,151
Other		6,329	–	–	6,329
Income taxes and tax credits recoverable		5,414	–	–	5,414
Inventories		52,754	–	–	52,754
Prepaid expenses		3,237	–	–	3,237
Deferred income taxes	a)	6,130	–	(6,130)	–
		188,877	–	(6,130)	182,747

Tax credits recoverable		36,627	–	–	36,627
Forward exchange contracts		149	–	–	149
Property, plant and equipment	d)	30,566	1,510	–	32,076
Intangible assets		22,901	–	–	22,901
Goodwill		30,942	–	–	30,942
Deferred income taxes	a), c)	11,024	(241)	6,130	16,913
		$321,086	$1,269	$–	$322,355
Liabilities
Current liabilities
Bank loan		$784	$–	$–	$784
Accounts payable and accrued liabilities	e)	32,137	–	(1,817)	30,320
Provisions	e)	–	–	1,817	1,817
Income taxes payable		876	–	–	876
Contingent liability	b)	–	338	–	338
Current portion of long-term debt		645	–	–	645
Deferred revenue		10,590	–	–	10,590
		45,032	338	–	45,370

Deferred revenue		5,704	–	–	5,704
Long-term debt		968	–	–	968
Other liabilities		723	–	–	723
Deferred income taxes	c)	4,913	166	–	5,079
		57,340	504	–	57,844

Shareholders’ equity
Share capital		110,341	–	–	110,341
Contributed surplus		18,017	–	–	18,017
Retained earnings	b), c), d)	69,877	1,041	44,186	115,104
Accumulated other comprehensive income	b), c), d)	65,511	(276)	(44,186)	21,049
		263,746	765	–	264,511
		$321,086	$1,269	$–	$322,355

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at September 1, 2010

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total Shareholders’ equity

Canadian GAAP		$106,126	$18,563	$50,528	$45,202	$220,419
Foreign currency translation adjustment	d)	–	–	44,186	(44,186)	–
Adjustment to property, plant and equipment, net of deferred income taxes	c)	–	–	930	–	930
Adjustment to the fair value of the cash contingent consideration	b)	–	–	(2,660)	–	(2,660)
IFRS		$106,126	$18,563	$92,984	$1,016	$218,689

Reconciliation of consolidated shareholders’ equity as previously reported under Canadian GAAP to IFRS as at August 31, 2011

	Notes	Share capital	Contributed Surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Canadian GAAP		$110,341	$18,017	$69,877	$65,511	$263,746
Foreign currency translation adjustment	d)	–		44,186	(44,186)	–

Adjustment to property, plant and equipment, net of deferred income taxes	c)	–	–	1,016	87	1,103
Adjustment to the fair value of the cash contingent consideration	b)	–	–	25	(363)	(338)
IFRS		$110,341	$18,017	$115,104	$21,049	$264,511

Reconciliation of consolidated net earnings as previously reported under Canadian GAAP to IFRS for the year ended August 31, 2011

	Notes	Canadian GAAP	Adjustments	IFRS

Sales		$269,743	$–	$269,743

Cost of sales		100,296	–	100,296
Selling and administrative		87,062	–	87,062
Net research and development		47,927	–	47,927
Depreciation of property, plant and equipment	c)	6,772	(117)	6,655
Amortization of intangible assets		9,183	–	9,183
Changes in fair value of cash contingent consideration	b)	–	(2,685)	(2,685)
Earnings from operations		18,503	2,802	21,305

Interest and other income		511	–	511
Foreign exchange loss		(3,808)	–	(3,808)
Earnings before income taxes		15,206	2,802	18,008

Income taxes	c)	8,783	31	8,814

Net earnings from continuing operations		6,423	2,771	9,194
Net earnings from discontinued operations		12,926	–	12,926

Net earnings for the year		$19,349	$2,771	$22,120

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of consolidated comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended August 31, 2011

	Notes	Canadian GAAP	Adjustments	IFRS

Net earnings for the year		$19,349	$2,771	$22,120

Other comprehensive income

Foreign currency translation adjustment	b), c)	19,399	(276)	19,123
Reclassification of unrealized losses on short-term investments in net earnings		2	–	2
Unrealized gains on forward exchange contracts		3,413	–	3,413
Reclassification of realized gains on forward exchange contracts in net earnings		(2,191)	–	(2,191)
Deferred income tax effect of the components of other comprehensive income		(314)	–	(314)
Other comprehensive income		20,309	(276)	20,033
Comprehensive income for the year		$39,658	$2,495	$42,153

Statements of cash flows

The adjustments from Canadian GAAP to IFRS had no significant effect on the company’s reported consolidated statement of cash flows for the year ended August 31, 2011.

Explanatory notes

a)	Deferred income taxes

Under IFRS, deferred income tax balances are classified as non-current, irrespective of the classification of the assets or liabilities to which the deferred income tax relates or the expected timing of reversal or utilization. Under Canadian GAAP, deferred income tax relating to current assets, current liabilities and the utilization in the next twelve months of tax losses and deductions must be classified as current. Consequently, deferred tax assets presented as current assets under Canadian GAAP, including those related to the current assets classified as held for sale as at September 1, 2010, were reclassified within long-term deferred tax assets and long-term assets held for sale in the consolidated balance sheets under IFRS.

b)	Business combinations

As permitted by IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, the company did not apply IFRS 3R, “Business Combinations”, to business combinations completed before the transition date, that is, September 1, 2010. However, the cash contingent consideration for the acquisition of NetHawk Oyj (acquisition completed before the transition date) and outstanding as at September 1, 2010, had to be recorded at fair value on that date with a corresponding adjustment to opening retained earnings. Thereafter, the fair value of the cash contingent consideration was reassessed at the end of each reporting period with changes in the fair value being recognized in the statements of earnings.

•
As at September 1, 2010, the fair value of the cash contingent consideration was estimated at €2,099,000 ($2,660,000) based on information available at that time and recorded in long-term liabilities, with a corresponding decrease of the opening balance of retained earnings (shareholders’ equity).

•
As at August 31, 2011, the fair value of the cash contingent consideration was reassessed to €235,000 ($338,000), based on revised sales forecasts and presented in current liabilities due to its short-term maturity. The change in the fair value in the amount of $2,685,000, which includes the effect of a foreign currency translation loss of $363,000 (shareholders’ equity), was recorded in the statement of earnings for the year ended August 31, 2011.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

c)	Property, plant and equipment

Under IFRS, depreciation must be based on the allocation of the depreciable amount over the asset’s estimated useful life. Depreciable amount is defined as the cost of the asset less its residual value. Residual value is defined as the estimated amount that an entity would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset was already of the age and in the condition expected at the end of its useful life. Under Canadian GAAP, the depreciable amount of an asset is the greater of the cost less salvage value over the estimated life of the asset, and the cost less residual value over the estimated useful life of the asset. Salvage value is the estimated net realizable value of the asset at the end of its life. Residual value is the estimated net realizable value of the asset at the end of its useful life to the company.

•
As at September 1, 2010, this resulted in an increase of the carrying value of property, plant and equipment of $1,275,000 and a decrease of deferred income tax assets of $345,000, for a net increase of the opening balance of retained earnings (shareholders’ equity) of $930,000.

•
As at August 31, 2011, this resulted in an increase in the carrying value of property, plant and equipment of $1,510,000, a decrease of deferred tax assets of $241,000 and an increase of deferred tax liabilities of $166,000. For the year ended August, 31, 2011, this resulted in a decrease of depreciation of property, plant and equipment of $117,000 and a deferred income tax expense of $31,000. It also resulted in a foreign currency translation gain of $87,000 recorded in accumulated other comprehensive income in the shareholders’ equity.

d)	Foreign currency translation adjustment

In accordance with IFRS transitional provisions, the company elected to reset the cumulative foreign currency translation adjustment from the translation of consolidated financial statements in the presentation currency (US dollars) to zero as at the transition date to IFRS. Accordingly, the cumulative foreign currency translation adjustment as at September 1, 2010, in the amount of $44,186,000, was eliminated in the opening balance of retained earnings as of that date. Any foreign currency translation adjustment from the translation of the consolidated financial statements in the presentation currency arising after the transition date is recorded in accumulated other comprehensive income in the shareholders’ equity in the balance sheets.

e)	Provisions reclassification

Under IFRS, provisions must be presented separately on the face of the balance sheet. Under Canadian GAAP, provisions were included in accounts payable and accrued liabilities line item in the balance sheets.

4  Discontinued Operations

During the year ended August 31, 2010, the company engaged in a plan to sell its Life Sciences and Industrial Division to focus its activities in the telecom test and service assurance market. On October 1, 2010, the company closed the sale of that Division for total proceeds of $21,623,000, net of a bank overdraft of $303,000, selling costs of $909,000 and deferred income taxes of $141,000. As such, this Division has been presented as a discontinued operation in these consolidated financial statements. Assets and liabilities as at September 1, 2010 have been presented as assets held for sale and liabilities related to assets held for sale; revenues and expenses have been presented as discontinued operations for the comparative year ended August 31, 2011.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The results of the discontinued operations are as follows:

Year ended August 31, 2011 (30 days)

Sales	$1,991
Cost of goods sold and operating expenses	$1,997
Loss from operations	$(6)
Gain from disposal of discontinued operations	$13,212
Net earnings from discontinued operations	$12,926
Basic net earnings from discontinued operations per share	$0.22
Diluted net earnings from discontinued operations per share	$0.21

The assets and liabilities of the discontinued operations as at September 1, 2010 have been reclassified and are presented as assets held for sale and liabilities related to assets held for sale as follows:

Assets

Current assets
Cash	$669
Accounts receivable	84
Income taxes and tax credits recoverable	188
Inventories	2,670
Prepaid expenses	158

Current assets held for sale	3,769

Tax credits recoverable	2,142
Property, plant and equipment	349
Intangible assets	48
Goodwill	4,769
Deferred income taxes	222

Long-term assets held for sale	7,530

$11,299
Liabilities

Current liabilities related to assets held for sale	$2,531

Long-term liabilities related to assets held for sale	537
$3,068

5  Restructuring charges

In June 2012, the company committed to implement a restructuring plan to align its cost structure to the challenging market environment. This plan will result in one-time severance expenses of approximately $3,300,000. During the year ended August 31, 2012, the company recorded charges of $2,329,000 in severance expenses under that plan. The remaining of the expenses will be recorded in the first half of fiscal 2013.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in restructuring charges payable for the year ended August 31, 2012:

	Balance as at August 31, 2011		Additions	Payments	Balance as at August 31, 2012

Severance expenses	$	−	$2,329	$(2,279)	$50

6  Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

No changes were made in the objectives and policies during the years ended 31 August 2011 and 2012.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. The capital of the company amounted to $217,673,000, $243,462,000 and $239,774,000 as at September 1, 2010 and as at August 31, 2011 and 2012 respectively.

7  Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2012

	Loans and receivable	Derivatives used for hedging	Available for sale	Other financial liabilities	Total

Cash	$58,868	$–	$–	$–	$58,868
Short-term investments	$–	$–	$8,236	$–	$8,236
Accounts receivable	$41,128	$–	$–	$–	$41,128
Forward exchange contracts	$–	$798	$–	$–	$798
Accounts payable and accrued liabilities	$–	$–	$–	$32,392	$32,392
Long-term debt	$–	$–	$–	$847	$847
Other liabilities	$–	$–	$–	$163	$163

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2011

	Loans and receivable	Derivatives used for hedging	Available for sale	Other financial liabilities	Financial liabilities at fair value through profit and loss	Total

Cash	$22,771	$–	$–	$–	$–	$22,771
Short-term investments	$–	$–	$47,091	$–	$–	$47,091
Accounts receivable	$49,779	$–	$–	$–	$–	$49,779
Forward exchange contracts	$–	$1,850	$–	$–	$–	$1,850
Bank loan	$–	$–	$–	$784	$–	$784
Accounts payable and accrued liabilities	$–	$–	$–	$30,320	$–	$30,320
Contingent liability	$–	$–	$–	$–	$338	$338
Long-term debt	$–	$–	$–	$1,613	$–	$1,613
Other liabilities	$–	$–	$–	$201	$–	$201

	As at September 1, 2010

	Loans and receivable	Derivatives used for hedging	Available for sale	Other financial liabilities	Financial liabilities at fair value through profit and loss	Total

Cash	$21,440	$–	$–	$–	$–	$21,440
Short-term investments	$–	$–	$10,379	$–	$–	$10,379
Accounts receivable	$54,653	$–	$–	$–	$–	$54,653
Forward exchange contracts	$–	$522	$–	$–	$–	$522
Accounts payable and accrued liabilities	$–	$–	$–	$29,711	$–	$29,711
Contingent liability	$–	$–	$–	$–	$2,660	$2,660
Long-term debt	$–	$–	$–	$1,987	$–	$1,987
Other liabilities	$–	$–	$–	$295	$–	$295

Fair value

Based on market value, the fair value of short-term investments amounted to $10,379,000, $47,091,000 and $8,236,000 as at September 1, 2010 and as at August 31, 2011 and 2012 respectively.

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of the long-term debt and other liabilities approximates their carrying value due to their relatively short-term maturities.

The fair value of the contingent liability amounted to $2,660,000, $338,000 and nil as at September 1, 2010, and as at August 31, 2011 and 2012 respectively (note 13).

The carrying value of forward exchange contracts is equal to fair value, which represents the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $597,000 as at September 1, 2010, $2,278,000 as at August 31, 2011 and $932,000 as at August 31, 2012.

Based on the portfolio of forward exchange contracts as at August 31, 2012, the company estimates that the portion of unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $798,000.

As at August 31, 2012, forward exchange contracts, in the amount of $798,000, are presented as current assets in other receivable in the balance sheet.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2011, forward exchange contracts in the amount of $1,701,000 were presented as current assets in other receivable in the balance sheet, and forward exchange contracts in the amount of $149,000 were presented as long-term assets in forward exchange contracts in the balance sheet.

As at September 1, 2010, forward exchange contracts in the amount of $754,000 were presented as current assets in other receivable in the balance sheet, and forward exchange contracts in the amount of $232,000 were presented as current liabilities in the accounts payable and accrued liabilities in the balance sheet (note 12).

For the years ended August 31, 2011 and 2012, the company recognized within its sales foreign exchange gains on forward exchange contracts of $2,795,000 and $1,125,000 respectively.

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain cost of sales and operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at September 1, 2010 and as at August 31, 2011 and 2012, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at September 1, 2010
September 2010 to August 2011	$29,500	1.0897
September 2011 to August 2012	20,400	1.0802
September 2012 to January 2013	1,500	1.0722
Total	$51,400	1.0854

As at August 31, 2011
September 2011 to August 2012	$27,500	1.0555
September 2012 to July 2013	11,400	1.0063
Total	$38,900	1.0411

As at August 31, 2012
September 2012 to August 2013	$23,000	1.0228
September 2013 to August 2014	3,600	1.0439
Total	$26,600	1.0256

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at September 1, 2010 and August 31, 2011 and 2012:

	As at August 31, 2012		As at August 31, 2011		As at September 1, 2010

	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$9,781	€1,555	$10,553	€1,502	$6,947	€1,287
Accounts receivable	27,996	4,313	25,040	4,332	30,218	3,860
	37,777	5,868	35,593	5,834	37,165	5,147
Financial liabilities
Accounts payable and accrued liabilities	10,564	71	8,706	37	8,932	438
Forward exchange contracts (nominal value)	4,400	–	5,400	–	5,900	–
	14,964	71	14,106	37	14,832	438
Net exposure	$22,813	€5,797	$21,487	€5,797	$22,333	€4,709

The value of the Canadian dollar compared to the US dollar was CA$0.9784 = US$1.00 and CA$0.9863 = US$1.00 as at August 31, 2011 and 2012 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4094 = €1.00 and CA$1.2438 = €1.00 as at August 31, 2011 and 2012 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2011 and 2012:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,943,000, or $0.03 per diluted share, and $2,053,000, or $0.03 per diluted share, as at August 31, 2011 and 2012 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $831,000, or $0.01 per diluted share, and $709,000, or $0.01 per diluted share, as at August 31, 2011 and 2012 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2,404,000 and $1,575,000 as at August 31, 2011 and 2012 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s cost of sales and operating expenses is denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments and long-term debt.

Cash

As at August 31, 2012, the company’s cash balances included an amount of $36,166,000 (nil as at September 1, 2010 and August 31, 2011) that bears interest at a rate of 1.3%.

Short-term investments

Short-term investments consist of the following:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 1.0% to 1.3% in fiscal 2011 and 0.6% to 0.9% in fiscal 2010, maturing between September and November 2011 in fiscal 2011, and in September and October 2010 in 2010	$–	$31,765	$6,383
Bankers acceptance denominated in Canadian dollars, bearing interest at annual rates of 1.1% in fiscal 2012, 1.0% and 1.2% in fiscal 2011 and 0.8% in fiscal 2010, maturing in September 2012 in fiscal 2012, in September and November 2011 in 2011, and in September 2010 in 2010	8,236	15,326	3,996
	$8,236	$47,091	$10,379

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost has historically approximated the fair value. Any change in the fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at August 31, 2012, the company’s long-term debt, in the amount of $847,000 ($1,613,000 as at August 31, 2011 and $1,987,000 as at September 1, 2010), bears interest at an annual rate of 2.95% and matures in December 2013 (note 14).

Other financial instruments

Accounts receivable, accounts payable and accrued liabilities, other liabilities and the contingent liability, are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2012, the company’s short-term investments consist of debt instruments issued by two (twelve as at August 31, 2011 and nine as at September 1, 2010) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $ 1,243,000 as at September 1, 2010 and $1,245,000 and $583,000 as at August 31, 2011 and 2012 respectively.

For the years ended August 31, 2011 and 2012, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Current	$31,856	$33,149	$38,663
Past due, 0 to 30 days	3,770	7,299	6,787
Past due, 31 to 60 days	1,048	2,590	1,991
Past due, more than 60 days, less allowance for doubtful accounts of $1,243, $1,245 and $583 as at September 1, 2010 and August 31, 2011 and 2012 respectively	969	2,113	2,749
	$37,643	$45,151	$50,190

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,

	2012	2011

Balance – Beginning of year	$1,245	$1,243
Addition charged to earnings	267	148
Write-off of uncollectible accounts	(873)	(111)
Recovery of uncollectible accounts	(56)	(35)

Balance – End of year	$583	$1,245

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2012

	0-12 months	13-24 months

Accounts payable and accrued liabilities	$32,392	$–
Long-term debt	565	282
Other liabilities	–	163
Forward exchange contracts
Outflow	23,000	3,600
Inflow	(23,851)	(3,810)
Total	$32,106	$235

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2011

	0-12 months	13-24 months	25-36 months

Bank loan	$784	$–	$–
Accounts payable and accrued liabilities	30,320	–	–
Contingent liability	338	–	–
Long-term debt	645	645	323
Other liabilities	–	201	–
Forward exchange contracts
Outflow	27,500	11,400	–
Inflow	(29,668)	(11,725)	–
Total	$29,919	$521	$323

	As at September 1, 2010

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,711	$–	$–	$–
Long-term debt	568	568	568	283
Contingent liability	–	2,660	–	–
Other liabilities	–	295	–	–
Forward exchange contracts
Outflow	29,500	20,400	1,500	–
Inflow	(30,141)	(20,662)	(1,508)	–
Total	$29,638	$3,261	$560	$283

As at August 31, 2012, the company had $67,104,000 in cash and short-term investments and $41,926,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $15,846,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $26,256,000 for foreign currency exposure related to its forward exchange contracts (note 11).

8  Inventories

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Raw materials	$19,786	$30,280	$21,505
Work in progress	1,511	2,206	1,975
Finished goods	19,915	20,268	16,848
	$41,212	$52,754	$40,328

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, except for the related depreciation and amortization, which are shown separately in operating expenses (note 20).

Inventory write-down amounted to $3,577,000 and $3,838,000 for the years ended August 31, 2011 and 2012 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9  Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Asset under construction	Total

Cost as at September 1, 2010	$2,287	$15,670	$39,734	$2,976	$ ‒	$60,667
Additions	2,171	1,621	5,551	133	2,888	12,364
Disposals	‒	‒	(3,193)	(73)	‒	(3,266)
Foreign currency translation adjustment	247	1,682	1,942	219	54	4,144
Cost as at August 31, 2011	4,705	18,973	44,034	3,255	2,942	73,909
Reclassification	‒	2,942	‒	‒	(2,942)	‒
Additions	918	16,419	6,064	804	‒	24,205
Disposals	‒	‒	(2,255)	(1,745)	‒	(4,000)
Foreign currency translation adjustment	(38)	21	119	53	‒	155
Cost as at August 31, 2012	$5,585	$38,355	$47,962	$2,367	$ ‒	$94,269

Accumulated depreciation as at September 1, 2010	$1,200	$4,987	$28,282	$1,468	$ ‒	$35,937
Depreciation for the year	10	302	5,821	522	‒	6,655
Disposals	‒	‒	(2,824)	(73)	‒	(2,897)
Foreign currency translation adjustment	107	696	1,191	144	‒	2,138
Accumulated depreciation as at August 31, 2011	1,317	5,985	32,470	2,061	‒	41,833
Depreciation for the year	10	430	5,411	318	‒	6,169
Disposals	‒	‒	(2,082)	(1,654)	‒	(3,736)
Foreign currency translation adjustment	(10)	(173)	372	(34)	‒	155
Accumulated depreciation as at August 31, 2012	$1,317	$6,242	$36,171	$691	$ ‒	$44,421

Net carrying value as at:
September 1 , 2010	$1,087	$10,683	$11,452	$1,508	$ ‒	$24,730
August 31, 2011	$3,388	$12,988	$11,564	$1,194	$2,942	$32,076
August 31, 2012	$4,268	$32,113	$11,791	$1,676	$ ‒	$49,848

As at September 1, 2010, and as at August 31, 2011 and 2012, unpaid purchases of property, plant and equipment amounted to $391,000, $2,056,000 and $2,896,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10   Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2010	$34,858	$6,615	$659	$11,557	$53,689
Additions	321	‒	‒	1,442	1,763
Disposals	(10,187)	‒	‒	(421)	(10,608)
Foreign currency translation adjustment	2,223	904	90	1,144	4,361
Cost as at August 31, 2011	27,215	7,519	749	13,722	49,205
Additions	128	‒	‒	653	781
Disposals	‒	‒	‒	(53)	(53)
Foreign currency translation adjustment	(1,266)	(937)	(93)	(253)	(2,549)
Cost as at August 31, 2012	$26,077	$6,582	$656	$14,069	$47,384

Accumulated amortization as at September 1, 2010	$17,496	$622	$62	$7,562	$25,742
Amortization for the year	5,910	1,448	144	1,681	9,183
Disposals	(10,187)	‒	‒	(410)	(10,597)
Foreign currency translation adjustment	1,236	141	14	585	1,976
Accumulated amortization as at August 31, 2011	14,455	2,211	220	9,418	26,304
Amortization for the year	4,929	1,351	135	1,404	7,819
Disposals	‒	‒	‒	(19)	(19)
Foreign currency translation adjustment	(262)	(310)	(31)	(249)	(852)
Accumulated amortization as at August 31, 2012	$19,122	$3,252	$324	$10,554	$33,252

Net carrying value as at:
September 1, 2010	$17,362	$5,993	$597	$3,995	$27,947
August 31, 2011	$12,760	$5,308	$529	$4,304	$22,901
August 31, 2012	$6,955	$3,330	$332	$3,515	$14,132

Remaining amortization period as at August 31, 2012	2 years	3 years	3 years	4 years

Goodwill

	Years ended August 31,

	2012	2011

Balance – Beginning of year	$30,942	$29,355
Foreign currency translation adjustment	(1,782)	1,587

Balance – End of year	$29,160	$30,942

In the fourth quarter of fiscal 2012, the company performed its annual goodwill impairment test for its two CGUs, NetHawk and Brix. For both CGUs, the company used a combination of a market-based approach (sales multiples), based on recent relevant transactions in its industry, and discounted cash flows.

The sales multiple of recent relevant transactions ranged between 1.2 and 4 times sales. These transactions occurred in calendar 2012.

Discounted cash flows were based on a five-year management projections; the company used five-year sales compound annual growth rate (CAGR) of 20% for the NetHawk CGU, a five-year sales CAGR of 25% for the Brix CGU and a perpetual growth rate of 2% thereafter. For both CGUs, the company used a discount rate of 18%.

Based on the market approach and the discounted cash-flow calculations, the recoverable amount for both CGUs exceeded their carrying value.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the purposes of the impairment test, goodwill was allocated as follows to the two CGUs:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

NetHawk CGU	$11,520	$13,160	$11,573
Brix CGU	17,640	17,782	17,782
Total	$29,160	$30,942	$29,355

11   Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$15,208,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2012, an amount of CA$5,289,000 (US$5,362,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company’s operations. From this amount, the company had $962,000 worth of letters of guarantee for its own selling and purchase requirements, and the remainder of $4,400,000 was used by the company to secure its line of credit in CNY (Chinese currency). These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

The company’s line of credit, in CNY (Chinese currency), provides for advances of up to US$4,000,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2012, this line of credit was unused.

Finally, the company has lines of credit of US$28,110,000 for the foreign currency risk exposure related to its forward exchange contracts (note 7). As at August 31, 2012, an amount of US$1,854,000 was reserved from these lines of credit. These lines of credit are unsecured.

12   Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Trade	$16,998	$15,717	$14,244
Salaries and social benefits	13,084	12,649	12,400
Forward exchange contracts (note 7)	–	–	232
Other	2,310	1,954	3,067
	$32,392	$30,320	$29,943

Provisions

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Warranty	$675	$1,402	$579
Other	277	415	348
	$952	$1,817	$927

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the warranty provision are as follows:

	Years ended August 31,

	2012	2011

Balance – Beginning of year	$1,402	$579
Provision	861	1,608
Settlements	(1,588)	(785)

Balance – End of year	$675	$1,402

13   Contingent Liability

Under the acquisition agreement of NetHawk Oyj, the company has a cash contingent consideration of up to €8,700,000 ($10,971,000) based on sales volume of certain NetHawk products over a three-year period ending on December 2012. The company records the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable are recorded in the consolidated statements of earnings.

As at August 31, 2012, the fair value of the cash contingent consideration payable was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value during the year ended August 31, 2012, in the amount of $311,000 (€235,000), has been recorded in the consolidated statements of earnings for that year. As at August 31, 2011, the fair value of the cash contingent consideration payable was estimated to $338,000 (€235,000), which resulted in a change in the fair value of $2,685,000, recorded in the statement of earnings for the year ended August 31, 2011.

14   Long-Term Debt

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Loan collateralized by assets of NetHawk Oyj denominated in euros (€672), bearing interest at 2.95%, repayable in semi-annual installments of $282 (€224), maturing in December 2013	$847	$1,613	$1,987
Less: current portion	565	645	568
	$282	$968	$1,419

Capital repayments required in the next two years amount to $565,000 in 2013 and $282,000 in 2014.

15   Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through April 2022. Minimum rentals payable under operating leases are as follows:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

No later than 1 year	$3,628	$4,659	$4,716
Later than 1 year and no later than 5 years	4,711	5,618	6,601
Later than 5 years	676	525	1,181
	$9,015	$10,802	$12,498

For the years ended August 31, 2011 and 2012, rental expenses amounted to $5,303,000 and $4,308,000 respectively.

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

The following table summarizes the share capital activity:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2010	36,643,000	$1	22,936,709	$106,125	$106,126

Conversion of multiple voting shares into subordinate voting shares	(5,000,000)	–	5,000,000	–	–
Exercise of stock options (note 18)	–	–	306,825	1,452	1,452
Redemption of restricted share units (note 18)	–	–	340,974	–	–
Redemption of deferred shares units (note 18)	–	–	37,491	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,763	2,763

Balance as at August 31, 2011	31,643,000	1	28,621,999	110,340	110,341

Exercise of stock options (note 18)	–	–	109,700	310	310
Redemption of restricted share units (note 18)	–	–	418,086	–	–
Redemption of share capital	–	–	(438,894)	(1,696)	(1,696)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,010	2,010

Balance as at August 31, 2012	31,643,000	$1	28,710,891	$110,964	$110,965

a)
On November 5, 2010, the company announced that its Board of Directors had authorized the renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,012,562 subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid started on November 10, 2010, and ended on November 9, 2011. All shares repurchased under the bid were cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)
On November 7, 2011, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of its issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 10, 2011, and will end on November 9, 2012. All shares repurchased under the bid will be cancelled.

c)
On November 7, 2012, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid will start on November 12, 2012, and will end on November 11, 2013, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

17   Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive incomes are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Available- for-sale financial instruments	Accumulate other comprehensive income

Balance as at September 1, 2010	$–	$1,018	$(2)	$1,016
Foreign currency translation adjustment	19,123	–	–	19,123
Changes in unrealized losses on short-term investments	–	–	2	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	908	–	908

Balance as at August 31, 2011	19,123	1,926	–	21,049
Foreign currency translation adjustment	(6,875)	–	–	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	(667)	–	(667)

Balance as at August 31, 2012	$12,248	$1,259	$–	$13,507

18   Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012	2011

Stock-based compensation costs arising from equity-settled awards	$1,831	$2,217
Stock-based compensation costs arising from cash-settled awards	31	39
	$1,862	$2,256

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

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at September 1, 2010 and as at August 31, 2011 and 2012, all stock options outstanding were vested.

The following table summarizes stock option activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012		2011

	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)
Outstanding – Beginning of year	641,357	$9	1,348,787	$19
Exercised	(109,700)	3	(306,825)	5
Forfeited	(1,500)	5	(43,541)	14
Expired	(285,803)	15	(357,064)	48

Outstanding – End of year	244,354	$5	641,357	$9

Exercisable – End of year	244,354	$5	641,357	$9

The weighted-average market price of the shares at the date of exercise of stock options exercised during fiscal 2011 and 2012 was $4.90 and $5.84, respectively.

The following table summarizes information about stock options as at August 31, 2012:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)
$2.50	23,275	$2.50	$55	–
$4.64 to 6.28	221,079	5.54	–	2 years

	244,354	$5.25	$55	2 years

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

The following table summarizes RSU activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012	2011

Outstanding – Beginning of year	1,551,658	1,603,048
Granted	334,878	350,382
Redeemed	(418,086)	(340,974)
Forfeited	(130,720)	(60,798)

Outstanding – End of year	1,337,730	1,551,658

None of the RSUs outstanding, as at September 1, 2010, and as at August 31, 2011 and 2012 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2011 and 2012 amounted to $7.26 and $5.90 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2011 and 2012 was $7.48 and $6.07 respectively.

Deferred Share Unit Plan

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

The following table summarizes DSU activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012	2011

Outstanding – Beginning of year	110,298	135,003
Granted	22,792	12,786
Redeemed	–	(37,491)

Outstanding – End of year	133,090	110,298

None of the DSUs outstanding as at September 1, 2010, and as at August 31, 2011 and 2012 were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2011 and 2012 amounted to $7.87 and $5.86 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2011 was $8.68.

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

The following table summarizes stock appreciation rights activity for the years ended August 31, 2011 and 2012:

	Years ended August 31,

	2012		2011

	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	29,124	$3	44,374	$8
Granted	4,000	–	4,500	–
Forfeited	–	–	(14,750)	5
Expired	–	–	(5,000)	34

Outstanding – End of year	33,124	$3	29,124	$3

Exercisable – End of year	15,787	$4	10,075	$5

The liability arising from stock appreciation rights as at September 1, 2010 and as at August 31, 2011 and 2012 amounted to $34,000, $81,000 and $109,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

The following table summarizes information about stock appreciation rights as at August 31, 2012:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	8,500	9 years	–
$2.36	9,674	6 years	4,837
$3.74 to $4.65	10,500	4 years	6,500
$6.28 to $6.50	4,450	4 years	4,450

	33,124	6 years	15,787

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19   Related Party Disclosures

Compensation of key management personnel

	Years ended August 31,

	2012	2011

Salaries and short-term employee benefits	$3,398	$3,643
Restructuring charges	177	–
Stock-based compensation costs	793	853

	$4,368	$4,496

Key management personnel includes senior management and Directors.

20   Statements of earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,

	2012	2011

Gross research and development expenses	$59,282	$57,226
Research and development tax credits and grants	(9,428)	(9,299)

	$49,854	$47,927

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,

	2012	2011
Cost of sales
Depreciation of property, plant and equipment	$2,009	$1,975
Amortization of intangible assets	5,076	6,093
	7,085	8,068
Selling and administrative expenses
Depreciation of property, plant and equipment	1,037	1,341
Amortization of intangible assets	1,806	2,092
	2,843	3,433
Net research and development expenses
Depreciation of property, plant and equipment	3,123	3,339
Amortization of intangible assets	937	998
	4,060	4,337
	$13,988	$15,838

Depreciation of property, plant and equipment	$6,169	$6,655
Amortization of intangible assets	7,819	9,183

	$13,988	$15,838

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,

	2012	2011

Salaries and benefits	$127,007	$122,828
Restructuring charges	2,329	–
Stock-based compensation costs	1,862	2,256

	$131,198	$125,084

Restructuring charges by functional area are as follows:

	Years ended August 31,

	2012	2011

Cost of sales	$264	$–
Selling and administrative expenses	1,181	–
Net research and development costs	884	–

	$2,329	$–

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,

	2012	2011

Cost of sales	$248	$224
Selling and administrative expenses	1,145	1,281
Net research and development expenses	469	487
Net earnings from discontinued operations	–	264

	$1,862	$2,256

21   Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which is funding Finnish companies’ high technology, research and innovations. The company’s eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2012, the company was in compliance with the conditions of the funding. This funding is presented as a reduction of gross research and development expenses in the statements of earnings. For the years ended August 31, 2011 and 2012, the company recorded $2,085,000 and $1,903,000 respectively, under that program in the statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to contribute an amount equal to 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed at least 3% (2% prior to January 2011) of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2011 and 2012, amounted to $911,000 and $1,178,000 respectively.

•	401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits, but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2011 and 2012, the company recorded cash contributions and expenses totaling $680,000 and $693,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

22   Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2012	2011

Income tax provision at combined Canadian federal and provincial statutory tax rate (27% in 2012 and 29% in 2011)	$(6)	$5,222

Increase (decrease) due to:
Foreign income taxed at different rates	285	(402)
Non-taxable (income)/loss	535	(4,102)
Non-deductible expenses	1,028	916
Foreign exchange effect of translation of foreign operations	(2,205)	2,541
Recognition of previously unrecognized deferred income tax assets	(557)	‒
Utilization of previously unrecognized deferred income tax assets	(14)	(61)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,523	5,111
Other	(18)	(411)

	$3,571	$8,814

The income tax provision consists of the following:
Current
Current income taxes	$1,535	$1,986
Benefit arising from previously unrecognized tax losses, tax credits and temporary differences	(14)	(61)

	1,521	1,925

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(1,840)	1,778
Benefit arising from previously unrecognized tax losses and temporary differences	(557)	–

	(2,397)	1,778
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,447	5,111

	2,050	6,889
	$3,571	$8,814

The income tax provision for the discontinued operations is as follows:

Current	$–	$27
Deferred	–	174
	$–	$201

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Deferred tax assets
Deferred tax assets to be recovered within 12 months	$2,121	$4,559	$4,408
Deferred tax assets to be recovered after 12 months	9,959	12,354	14,322

	12,080	16,913	$18,730

Deferred tax liabilities
Deferred tax liabilities payable within 12 months	108	8	–
Deferred tax liabilities payable after 12 months	1,997	5,071	–

	2,105	5,079	–
Deferred tax assets net	$9,975	$11,834	$18,730

The changes in deferred income tax assets and liabilities for the year ended August 31, 2011 are as follows:

	Balance as at September 1, 2010	Credited (charged) to statement of earnings	Charged to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2011

Deferred tax assets
Long-lived assets	$5,013	$(705)	$–	$336	$4,644
Provisions and accruals	3,324	(319)	(314)	234	2,925
Deferred revenue	1,983	(115)	–	115	1,983
Research and development expenses	6,662	(4,602)	–	538	2,598
Losses carried forward	10,172	(558)	–	–	9,614

Deferred tax liabilities
Long-lived assets	(631)	421	–	(22)	(232)
Research and development tax credits	(7,793)	(1,185)	–	(720)	(9,698)

Total	$18,730	$(7,063)	$(314)	$481	$11,834

Classified as follows:
Deferred tax assets	$18,730				$16,913
Deferred tax liabilities	–				(5,079)
	$18,730				$11,834

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2012 are as follows:

	Balance as at August 31, 2011	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2012

Deferred tax assets
Long-lived assets	$4,644	$(211)	$2	$(46)	$4,389
Provisions and accruals	2,925	274	256	(24)	3,431
Deferred revenue	1,983	71		(10)	2,044
Research and development expenses	2,598	(209)	‒	(27)	2,362
Losses carried forward	9,614	(412)	‒	5	9,207

Deferred tax liabilities
Long-lived assets	(232)	(254)	(2)	(6)	(494)
Research and development tax credits	(9,698)	(1,309)	‒	43	(10,964)

Total	$11,834	$(2,050)	$256	$(65)	$9,975

Classified as follows:
Deferred tax assets	$16,913				$12,080
Deferred tax liabilities	(5,079)				(2,105)
	$11,834				$9,975

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

Temporary deductible differences	$270	$615	$332
Losses carried forward	33,135	30,984	17,653
Research and development expenses	2,347	2,917	3,292

	$35,752	$34,516	$21,277

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2012, the year of expiry of operating losses and research and development expenses for which no deferred income tax assets were recognized in the balance sheets are as follows by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States	Other

2013	$ ‒	$ ‒	$ 1,203	$ 1,726	$ ‒
2014	‒	‒	4,339	1,404	‒
2015	1,182	1,182	2,877	997	‒
2016	‒	‒	‒	553	‒
2017	‒	‒	4	‒	‒
2018	‒	‒	366	‒	‒
2020	‒	‒	8,368	2,145	‒
2021	‒	‒	7,250	10,202	‒
2022	‒	‒	12,699	7,435	‒
2023	‒	‒	‒	1,972	‒
2024	‒	‒	‒	1,351	‒
2025	‒	‒	‒	1,351	‒
2026	1,090	1,090	‒	1,351	‒
2027	1,383	1,383	‒	1,351	‒
2028	‒	‒	‒	2,447	‒
2030	12	12	‒	2,713	‒
2031	38	38	‒	109	‒
Indefinite	‒	‒	‒	‒	2,109

	$ 3,705	$ 3,705	$ 37,106	$ 37,107	$ 2,109

Furthermore, as at August 31, 2012, the company had available capital losses in Canada amounting to $73,295,000 at the federal level and $73,655,000 at the provincial level for which no deferred tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2012, non-refundable research and development tax credits recognized in the balance sheet amounted to $41,532,000. In order to realize these non-refundable research and development tax credits, the company needs to generate approximately $270,000,000 (CA$267,000,000) in pre-tax earnings at the Canadian federal level and approximately $11,000,000 at the Canadian provincial level. In addition, as at August 31, 2012, the company had deferred income tax assets in the balance sheet in amount of $12,080,000 mainly in United States. In order to realize these deferred income tax assets, the company needs to generate $30,000,000 at the United States level.

As at August 31, 2012, taxable temporary differences of $13,175,000 were not recognized for taxes that would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

(1)	undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	undistributed profits of its domestic subsidiaries will not be taxable when distributed.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

23   Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2012	2011

Basic weighted average number of shares outstanding (000’s)	60,453	60,000
Plus dilutive effect of:
Stock options (000’s)	149	266
Restricted share units (000’s)	910	1,106
Deferred share units (000’s)	118	116

Diluted weighted average number of shares outstanding (000’s)	61,630	61,488

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	54	381

For the year ended August 31, 2012, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this year was calculated using the basic weighted average number of shares outstanding.

24   Segment Information

The company has only one reportable segment.

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2012	2011

United States	$83,401	$89,240
Canada	29,944	30,986
Other	17,838	17,303

Americas	131,183	137,529

United Kingdom	9,862	15,617
Other	61,449	69,698

Europe, Middle-East and Africa	71,311	85,315

China	18,365	25,799
Other	29,107	21,100

Asia-Pacific	47,472	46,899

	$249,966	$269,743

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2012				As at August 31, 2011				As at September 1, 2010

	Property, plant and equipment	Intangible assets	Goodwill		Property, plant and equipment	Intangible assets	Goodwill		Property, plant and equipment	Intangible assets	Goodwill

Canada	$38,436	$2,858	$	−	$21,206	$3,164	$	−	$15,028	$3,316	$	−
United States	1,335	2,067		17,640	1,402	4,834		17,782	1,829	7,828		17,782
Finland	849	8,265		11,520	1,544	13,324		13,160	1,606	14,906		11,573
India	5,866	16		–	4,709	43		–	3,134	43		–
China	2,094	43		−	2,696	27		−	2,665	33		−
Other	1,268	883		−	519	1,509		−	468	1,821		−

	$49,848	$14,132		$29,160	$32,076	$22,901		$30,942	$24,730	$27,947		$29,355