Form 20-F/A
period 2012-08-31
EXFO INC.
filed 2012-12-10
CIK 1116284

This amended annual report on Form 20-F includes: i) the English version of the Auditor’s Report in replacement of its French version filed in the November 26, 2012 filing; ii) the certifications dated December 10, 2012 on Exhibits 12-1; 12-2; 13-1 and 13-2 and excludes all other exhibits filed on the November 26, 2012 filing.

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

EXFO INC.

By:	/s/ Germain Lamonde
Name:	Germain Lamonde
Title:	Chairman of the Board, President
and Chief Executive Officer
Date:	December 10, 2012

Exhibit 12.1
Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Germain Lamonde, certify that:

1.	I have reviewed this Annual Report on Form 20-F of EXFO Inc. ("EXFO");

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

Date: December 10, 2012

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

Date:           December 10, 2012

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

Date: December 10, 2012

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

Date:           December 10, 2012

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

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed an integrated audit of EXFO Inc.'s and its subsidiaries 2012 consolidated financial statements and their internal control over financial reporting as at August 31, 2012 and an audit of their 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2012, August 31, 2011 and September 1, 2010 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders' equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2012, August 31, 2011 and September 1, 2010 and their financial performance and their cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc's and its subsidiaries' internal control over financial reporting as at August 31, 2012, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Report on Internal Control over Financial Reporting, appearing in Item 15 on page 114 of the 2012 Annual Report on Form 20-F.

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

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers1

November 7, 2012
Montréal, Quebec, Canada

1 CPA auditor, CA, public accountancy permit No. A115888

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