Form 20-F
period 2013-08-31
EXFO INC.
filed 2013-11-25
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2013; or

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

None

As of August 31, 2013, the registrant had 28,401,790 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

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

Item 16B.   Code of Ethics

Item 16C.   Principal Accountant Fees and Services

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Item 16F.   Change in Registrant’s Certifying Accountant

Item 16G.   Corporate Governance

Item 16H.   Mine Safety Disclosure

PART III.

Item 17.     Financial Statements

Item 18.     Financial Statements

Item 19.     Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.            Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2011, 2012 and 2013 and the consolidated balance sheets data as at August 31, 2012 and 2013 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. Consolidated balance sheet data as at August 31, 2011 have been derived from our audited consolidated financial statements not included in this Annual Report. Consolidated financial statements for the years ended August, 31, 2011, 2012 and 2013 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Prior to fiscal 2011, consolidated financial statements prepared in accordance with IFRS are not available.

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report, and “Item 5. Operating and Financial Review and Prospects” of this Annual Report.

	Years ended August 31,
	2013	2012	2011
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$242,150	$249,966	$269,743

Cost of sales (1)	92,469	91,792	100,296
Selling and administrative	88,756	94,139	87,062
Net research and development	45,444	49,854	47,927
Depreciation of property, plant and equipment	6,028	6,169	6,655
Amortization of intangible assets	6,643	7,819	9,183
Changes in fair value of cash contingent consideration	─	(311)	(2,685)
Interest and other income	(113)	(131)	(511)
Foreign exchange (gain) loss	(4,082)	657	3,808
Earnings (loss) before income taxes	7,005	(22)	18,008
Income taxes	5,664	3,571	8,814
Net earnings (loss) from continuing operations	1,341	(3,593)	9,194
Net earnings from discontinued operations	─	─	12,926
Net earnings (loss) for the year	$1,341	$(3,593)	$22,120
Basic and diluted net earnings (loss) from continuing operations per share	$0.02	$(0.06)	$0.15
Basic net earnings (loss) per share	$0.02	$(0.06)	$0.37
Diluted net earnings (loss) per share	$0.02	$(0.06)	$0.36
Basic weighted average number of shares used in per share calculations (000’s)	60,323	60,453	60,000
Diluted weighted average number of shares used in per share calculations (000’s)	61,110	60,453	61,488
Other consolidated statements of earnings data:
Gross research and development	$54,334	$59,282	$57,226
Net research and development	$45,444	$49,854	$47,927

	As at August 31,
	2013	2012	2011
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$45,386	$58,868	$22,771
Short-term investments	4,868	8,236	47,091
Total assets	281,538	306,683	322,355
Long-term debt (excluding current portion)	─	282	968
Share capital	109,837	110,965	110,341
Shareholders’ equity	$236,452	$253,281	$264,511

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

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

Weak market conditions in the telecommunications industry continued in fiscal 2013 due to an uncertain global economic environment, marked by a recession in several European countries, uneven network operator spending in the Asia-Pacific region while investments in the Americas showed early signs of recovery. We do not know how long these uncertain macro-economic and market conditions will persist, the pace of recovery, and the magnitude of the impact of these market conditions on our business and results of operations. Continued or increasingly adverse economic and market conditions could result in, among other things:

•	difficulty forecasting, budgeting and planning due to the uncertain spending plans of current or prospective customers;
•	increased competition for fewer network projects and sales opportunities;
•	increased pricing pressure that may adversely affect revenue and gross margin;
•	higher cost structure compared to revenue level;
•	increased risk of charges related to excess and obsolete inventories, write-off of deferred tax assets and tax credits, and impairment of intangible assets and goodwill;
•	customers’ financial difficulties and increased difficulty in collecting accounts receivable; and
•	additional restructuring costs.

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

Most of our sales are denominated in US dollars and euros. However, a significant portion of our cost of goods sold, operating expenses and capital expenditures are denominated in Canadian dollars and currencies such as euros, British Pounds, Rupees (India) and Renminbis (China). As a result, even though we manage to some extent our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars) and certain operating expenses denominated in currencies other than the Canadian dollar, we are exposed to fluctuations in the exchange rates between the US dollar on one hand and the Canadian dollar, euro and other currencies on the other. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our forward exchange contracts, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

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

Main competitors in the test and measurement equipment environment include global suppliers like Anritsu Corporation, Danaher Corporation (Fluke Networks and Tektronix Communications) and JDS Uniphase Corporation, as well as other players like AFL, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance side, we mainly compete against Anritsu Corporation, IXIA, JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, and Tektronix Communications.

Some competitors have greater financial, technical and/or marketing resources than us. Consequently, they may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products in order to capture market share.

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

In addition, our gross margin may be negatively affected by fluctuations between the US and Canadian dollars, product and customer mix, under-absorption of fixed manufacturing costs, increased costs of raw materials, obsolescence and excess costs and warranty costs.

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

We intend to carefully seek businesses, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. However, we may not be able to make any such beneficial transactions or a sufficient number of such transactions to meet our strategic goals. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. Our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may also affect our ability to complete such an acquisition. In addition, such acquisitions or alliances could distract management’s attention from our day-to-day business and operations. In the event of any future acquisition or strategic alliance, we could, among other things:

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

In the event that we complete acquisitions or sign strategic alliances, we may be unable to successfully integrate them or realize the expected benefits of the alliances. These integration risks include, among other things:

•	the risk of not realizing the expected benefits or synergies from such acquisitions or alliances;
•	problems integrating the acquired operations, technologies, products and personnel;
•	risks associated with the transfer of acquired know-how and technology;
•	unanticipated costs or liabilities;
•	diversion of management’s attention from our core business;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited prior experience; and
•	potential loss of key employees, particularly those of acquired organizations.

Ultimately, the failure to make acquisitions or strategic alliances, or the inability to effectively integrate them, could disrupt our overall business and harm our financial condition.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

For the fiscal year ended August 31, 2013, customers outside of the United States and Canada accounted for 53.2% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international network operators and network equipment manufacturers, and operate adequate after-sales support internationally.

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

•	fluctuations among currencies;
•	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
•	measures to ensure that we design, implement and maintain adequate and effective controls over our financial processes and reporting in the future;
•	failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
•	difficulties in establishing and enforcing our intellectual property rights;
•	inability to maintain a competitive list of distributors for indirect sales;
•	tariffs and other trade barriers;
•	economic instability in foreign markets;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	potential foreign and domestic tax consequences;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
•	failure to meet certification requirements.

Any of these factors could harm our international operations and negatively affect our business, results of operations and financial condition. The recurrence of weakness in these economies or of weakness in other foreign economies could also have a significant negative effect on our future operating results.

Our reliance on software development resources in India and manufacturing personnel in China may expose us to unanticipated costs or liabilities.

In addition to our research and development centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, Boston, United States, and Oulu, Finland, we maintain a software development center in Pune, India. We also manufacture high-volume, low-complexity telecom products at our wholly-owned production facility in Shenzhen, China.

Over the years, we have significantly increased our software development and manufacturing activities in India and China respectively. There is no assurance that our reliance on software development resources in India and manufacturing personnel in China will enable us to maintain our cost structure at current levels, achieve additional cost reductions, or generate greater resource efficiency. Furthermore, our software development and manufacturing efforts abroad involve significant risks in addition to the ones disclosed in other risk factors:

•	difficulty in hiring and retaining appropriate engineering and manufacturing resources due to intense competition for such resources and resulting wage inflation;
•	exposure to misappropriation of intellectual property and proprietary information;
•	heightened exposure to changes in the economic, regulatory, security, and political conditions of these countries;
•	fluctuations in currency exchange rates;

•	changes in tax compliance in India and China;
•	cash management and repatriation of profit; and
•	high inflation rates which could increase our operating costs.

If we are unable to adapt to current and future changes in technology or if we are unable to introduce new and enhanced products on a timely basis, our products may become obsolete, which could prevent us from achieving our growth strategy and adversely affect our operating results.

The industries that we serve are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including, among other things, our ability to:

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to keep others from using the innovations that are central to our existing and future products. As of August 31, 2013, our records indicate that we held the following portfolio of utility patents: 45 actively-maintained granted U.S. patents, 49 granted or validated patents in countries of the European Community, 11 patents in Canada, 5 patents in China, and one patent in the Russian Federation. In addition, we have 21 utility patent applications (including provisional applications) pending in the U.S., 7 in Canada, 11 in China, 3 in Finland, 7 regional patent applications at the European Patent Office, and 11 applications in other countries, as well as 3 International Applications under the Patent Cooperation Treaty that have not yet entered the national/regional phase. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation or formal Opposition Proceedings in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. Such litigation and Opposition Proceedings can be time-consuming and expensive, regardless of whether we win or lose.

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

Our use of open source software in our products could adversely affect our ability to sell our products and subject us to possible litigation.

Some of our products contain software modules licensed to us by third-party authors under “open source” licenses. If our proprietary commercial software were to incorporate open source software, we might, under the terms of certain open source licenses, be required to license that combined software as well as release the source code of the combined software to third parties. This could allow third parties to use our proprietary software at no charge, could enable our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales and lower revenues for us.

We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. Moreover, we cannot assure you that our internal processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished in a timely manner, to allow third parties to use our products at no charge under the terms of that open source software license, or to make generally available, in source code form, our proprietary software, any of which could adversely affect our business, operating results, and financial condition.

We may make misjudgments in our strategic planning that could have material adverse effects on our business, results of operations and financial condition.

We devise a three-year strategic business plan, which is prepared by management and approved by our Board of Directors. This strategic plan, reviewed by management on a regular basis, is mainly based on market research and analysis related to future market trends and demand. In our strategic plan, we have made and will continue to make judgments based on our analysis of future market trends and customer requirements. These decisions may involve substantial investments in the development of new product lines, diversification of our business on a geographic basis, as well as expansion into new market segments — either organically or through acquisitions. We may make misjudgments in our strategic planning that could have material adverse effects on our business, results of operations and financial condition.

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

Our cost of sales and operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, as well as depreciation and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our cost of sales and operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include, among other things:

•	length of the sales cycle for certain products, especially those that are higher priced and more complex;
•	sales cycle prolonged by lengthy customer acceptance;
•	timing of product launches and market acceptance of our new products for us as well as those of our competitors;
•	our ability to sustain product volumes and high levels of quality across all product lines;
•	timing of shipments for large orders;
•	effect of seasonality on sales and bookings; and
•	losing key accounts and not successfully developing new ones.

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

•	order cancellations or rescheduled delivery dates;
•	pricing changes by our competitors or suppliers;
•	variations in the mix between higher and lower-margin products and services;
•	customer bankruptcies and difficulties in collecting accounts receivable;
•	restructuring and impairment charges;
•	foreign exchange rate fluctuations;
•	general economic conditions, including a slowdown or recession; and
•	distorted effective tax rate due to non-taxable/deductible elements and unrecognized deferred tax assets.

We may in the future choose to reduce prices, increase spending, or modify our product portfolio in response to actions by competitors or in an effort to pursue new market opportunities. These actions may also adversely affect our business and operating results and may cause our quarterly results to be lower than the results of previous quarters. Due to these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

If customers fail to meet their financial commitments to us, it could have a material adverse effect on our business, results of operations and financial condition.

Some of our customers experienced cash flow problems during the global economic recession of 2009 and may endure similar problems due to the current uncertain market environment. Consequently, our customers may delay payments or may not be able to meet their financial commitments to us. Furthermore, they may not order as many products from us as originally forecasted or they may cancel their orders outright. The failure of customers to meet their financial commitments to us or a material decrease in their orders could result in bad debt expenses or a decrease in revenue for us, which could have a material adverse effect on our business, results of operations and financial condition.

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

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all of our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. Our reliance on a single source or limited number of suppliers could result in increased costs, delivery problems, reduced control over product pricing and quality and could require us to stockpile critical parts. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on acceptable terms. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would make our products less competitive and result in lower margins.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial information or prevent fraud, which could harm our operating results and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable and accurate financial information and effectively prevent fraud. We devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we assess and that our auditors attest to the design and operating effectiveness of our internal controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. Furthermore, we cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in the event of acquiring companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As well, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to reduce infrastructure costs. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement newly required or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system, could harm our operating results or prevent us from meeting our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

Regulatory changes may cause us to incur increased costs.

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements and expose us to risk of non-compliance with the regulations. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act of 2002, IFRS (International Financial Reporting Standards) and conflict minerals disclosure requirement under Section 1502 of the Dodd-Frank Act. Compliance with new rules could require the further commitment of significant financial resources, result in the diversion of management’s time and attention from revenue-generating activities and force us to find suppliers, if any, in compliance with conflict minerals regulation for any parts or components used in our products. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

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

We must also provide significant training for our employees due to the highly specialized nature of the telecommunications test and service assurance industry. The knowledge base of our current personnel may be inadequate or we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise in international business development, product management, sales, engineering and operations – may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

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

Our factories and facilities may be subject to catastrophic losses due to fire, vandalism, terrorism or other natural or man-made disasters. We do not have redundant multiple-site capacity and if any of our facilities or factories were to experience a catastrophic loss, it would disrupt our operations, delay production, shipments and revenue and result in large expenses, thereby harming our results of operations.

Unexpected declines in our research and development and other tax credits and grants may have an adverse effect on our business.

Our historical operating results reflect substantial benefits from programs sponsored by Canadian federal and provincial governments for the support of research and development activities. In addition, EXFO Oy (formerly NetHawk Oyj), which was acquired in 2010, is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland.  Altogether, research and development tax credits and grants represented 16.4% of our gross research and development expenses for the year ended August 31, 2013.

Our research and development projects entitled to government grants from the Finnish technology organization must be pre-approved and the grant is subject to certain conditions. In the event a specific condition is not met, we may be required to reimburse a portion or the entire amount of the grant received, which would have material adverse effect on our results of operations and financial condition.

If changes in laws or government policies terminate or adversely modify the Canadian federal and provincial government programs or the Finnish government program, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. For example, in March 2012, the Canadian federal government announced a series of measures that will, among other things, decrease our Canadian federal tax credit rate on eligible expenses from 20% to 15% starting in calendar 2014.

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

Changes in our effective tax rate or adverse outcomes resulting from tax audits, including international inter-company transfer price audits, may have an adverse impact on our results.

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings/losses among companies and countries which may have different statutory tax rates, by the write off of our deferred tax assets, by the intercompany transfer price used and by changes in tax rules and regulations. We are also subject to income tax audits and transfer pricing audits in the respective jurisdictions in which we conduct business and we regularly assess the likelihood of adverse outcomes resulting from these audits to ascertain the adequacy of our provisions for income taxes and transfer pricing policies. There can be no assurance that the outcomes of these tax audits, if any, will not have an adverse impact on our result and financial condition.

Our current principal stockholder has effective control over our business.

As of November 1, 2013, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 92.9% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2013, we held $50.3 million in cash and short-term investments.

We may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, reduced access to credit facilities and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs and be required to meet restrictive debt covenants. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

Our business and operations would suffer in the event of a failure of our information technology infrastructure.

We rely upon the capacity, efficiency and security of our information technology hardware and software infrastructures and those from third parties, as well as our ability to expand and update these infrastructures, in response to our evolving needs. Any failure to manage, expand, update or secure our information technology infrastructures or any failure in the operation of these infrastructures could harm our business.

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

Our systems may be vulnerable to attacks such as data theft, computer viruses, programming errors, attacks by third parties or similar problems. If we were to experience a security breach, or cyber-attack, we could be required to incur substantial costs and liabilities, including but not limited to, expenses attributable to rectifying the security breach or cyber-attack including the cost of repairing any damage to our systems, liability for stolen assets or information, lost revenue and income resulting from any system downtime, increased costs for cyber security protection, and damage to our reputation causing customers and possibly investors to lose confidence in us.

Compliance with recently adopted rules of the SEC relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in components and/or products we contract to manufacture are not “DRC conflict free”.

The SEC recently adopted disclosure requirements under Section 1502 of the Dodd-Frank Act, regarding the source of certain conflict minerals for issuers for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer, which are mined from the Democratic Republic of Congo (“DRC”) and adjoining countries. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as “3TG.” Because we use third party components and/or contracts to manufacture components and/or products which may contain tin, tantalum, tungsten, or gold, we will be required under these rules to determine whether those minerals are necessary to the functionality or production of our products and, if so, the rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the DRC or an adjoining country (collectively referred to as “covered countries”). If we are not able to determine the minerals did not originate from a covered country or conclude that there is no reason to believe that the minerals used in the production process may have originated in a covered country, then we and our suppliers would be required to perform supply chain due diligence on the source and chain of custody of those minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. The implementation of these requirements could affect the sourcing and availability of products we purchase from our suppliers and contract manufacturers. This may also reduce the number of suppliers who provide products containing conflict free metals, and may affect our ability to obtain products in sufficient quantities, in a timely manner or at competitive prices. Our material sourcing is broad based and multi-tiered, and we may not be able to easily verify the origins for all metals used in our products. As a result, the costs of such an effort by us and by our suppliers and the time required to be spent by our management and the management of our suppliers could be significant. Disclosures by us mandated by the new rules which are perceived by the market to be “negative” may cause customers to refuse to purchase our products. We are unable to assess the cost of compliance with this rule, and there can be no assurance that the cost will not have an adverse effect on our business, financial condition or results of operations. The additional disclosure rules are effective for calendar year 2013 with a first filing due date of May 31, 2014.

If we are held liable for the violation of the applicable anti-bribery laws our business could be harmed.

We are subject to the applicable anti-bribery laws in countries we do business, which generally prohibit companies, their subsidiaries, their affiliates and their intermediaries from making improper payments to government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. The anti-bribery laws generally apply to companies, individual directors, officers, employees and agents. Under the applicable anti-bribery laws, companies may be held liable for actions taken by agents or local partners or representatives. If we or our intermediaries fail to comply with the requirements of the applicable anti-corruption laws, governmental authorities in the U.S., in Canada or other countries could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this “Risk Factors” section. The turmoil in credit markets and in the broader economy has previously contributed to share price and volume fluctuations in global stock markets. During fiscal 2013, our closing stock price on NASDAQ ranged from a high of $5.90 per share to a low of $4.00 per share. The stock market has experienced extreme price and volume fluctuations that have affected the share price of many technology companies, with such volatility often unrelated to the operating performance of these companies. Divergence between our forecasted and actual financial results as well as published expectations of analysts can cause significant fluctuations in our stock price. Our stock price can also be affected by public announcements from our competitors and our customers. These factors, as well as conditions affecting the general economy or financial markets, may materially affect our stock price in the future.

Item 4.	Information on the Company

A.            History and Development of the Company

Our legal name and commercial name is EXFO Inc. / EXFO inc. Our head office is located at 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@EXFO.com and our website is www.EXFO.com. Information on our website is not incorporated by reference in this Annual Report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Our Transfer Agent and Registrar is CST Trust Company (CST), 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This Annual Report contains trademarks and registered trademarks of us and other companies.

We were incorporated in Canada on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2012 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On November 7, 2012 we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. From November 12, 2012 through November 11, 2013, we repurchased for cancellation 502,756 shares under that program for an aggregate net purchase price of $2.3 million.

In June 2012, we implemented a restructuring plan to align our cost structure with the challenging market environment. This plan resulted in expenses of $2.4 million, mainly for severance expenses. Most of the plan was executed in the fourth quarter of fiscal 2012 and it resulted in charges of $2.3 million in severance expenses during that period; the remaining of the plan was executed in fiscal 2013 and resulted in expenses of $89,000.

B.            Business Overview

We are a leading provider of test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged, IP (Internet Protocol) fixed and mobile networks. Our test and service assurance solutions specifically target high-growth market opportunities related to increasing bandwidth and improving quality of experience on next-generation networks: 3G, 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments. Customers on a global basis rely on our test and service assurance solutions to enable their fixed and mobile networks to perform optimally during their complete lifecycles: research, development, manufacturing, installation, maintenance and monitoring. The Life Sciences and Industrial Division, which provided solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors, was sold to The Riverside Company, a private equity firm, in October 2010.

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

We launched 15 new products in fiscal 2013, including two in the fourth quarter. Key new Protocol-layer product introductions during 2013 included among others the TravelHawk Pro, a 4G/LTE capture and analysis tool for network troubleshooting that has been selected by the three of the world’s top-five LTE operators; FTB-88100NGE Power Blazer, the first and most versatile portable, multiservice test solution supporting transmission rates from 100M to 100G; BV-100 service assurance probe that enables network operators to validate service-level agreements and end-user quality of experience at customer premises and cell sites; and following the year-end, the company released Brix Mobile Agent, a software application that transforms Android-based 3G/4G cellular phones into mobile probes in order to capture quality of experience (QoE) data at highly attended events like football games or rock concerts inside stadiums.

Industry Background

Market conditions in the telecommunications industry remain difficult due an uncertain macro-economic environment, marked by challenging end-markets in several European countries, uneven network operator spending in the Asia-Pacific region while investments in the Americas have been more robust. In addition, operators are attempting to monetize their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability.

Despite these constraints, we believe the fundamental drivers toward broadband deployments and fixed-mobile Internet protocol (IP) network convergence remain intact in the telecommunications industry. Although we do not expect that network operators will increase capital expenditures in fiscal 2014, we believe they will spend more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s Visual Networking Index, global IP traffic will increase threefold from 2012 to 2017, reaching 1.4 zettabytes per year in 2017. (A zettabyte is equal to 1,000 exabytes or 250 billion DVDs). According to Cisco, global mobile traffic, a subset of this larger group, is expected to increase 13-fold during the same period. We believe this explosive growth is being driven by a proliferation of media-rich mobile communication devices (smart phones and tablets), a growing number of Internet users, faster broadband speeds and increased video usage.

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

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands evolve to 30 Mbit/s (megabits per second) and even 100 Mbit/s. We have also witnessed renewed interest in hybrid access architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), especially with the emergence of vectoring and pair bonding technologies that enable existing copper plants to deliver transmission rates up to 100 Mbit/s. These newly introduced technologies provide a less-expensive alternative to increase bandwidth and they can be mass deployed more quickly than fiber.

As bandwidth growth in access networks continues to increase, it is driving the need for upgrades from 10 Gbit/s to 100 Gbit/s on core networks and metro rings. Commercial deployments of 100 Gbit/s Ethernet networks are under way, while 400 Gbit/s infrastructures are being developed in labs.

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are increasingly turning to 4G/LTE to accommodate data-intensive mobile devices; they are continuing to spend on 3G networks for both voice and data services; and they are investing in mobile backhaul to support higher transmission rates across their networks. We are also seeing investments in small cells and distributed antenna systems (DAS) to increase network densification in highly populated areas or for major sporting and cultural events. Furthermore, as consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

Growth Strategy

Our long-term goal is to become the market leader in the global telecom test and service assurance industry. Given soaring bandwidth demand and IP network convergence, wireless and wireline network operators and equipment manufacturers are faced with a major investment cycle.

To achieve our goal, we plan to:

•	Increase our presence with wireless operators;
•	Enable network operators to reduce their operating expenses;
•	Expand our sales to existing Tier-1 network operators; and
•	Accelerate profitability through execution.

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

In fiscal 2013, our top customer accounted for 6.1% of our sales and our top three customers represented 13.5%. In comparison, our top customer accounted for 4.4% of sales and our top three customers represented 12.0% in 2012, while our top customer accounted for 7.2% of sales and our top three customers represented 16.3% in 2011.

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

 Our field-test platforms, namely the FTB-1 Platform, FTB-200 Compact Platform and FTB-500 Platform, are at the core of our wireline product portfolio. Our FTB-1 Platform, which is designed for frontline technicians in the field, is a single-slot, modular platform dedicated to fiber-optic, copper, Ethernet, fiber-to-the-home and multiservice testing applications. Our FTB-200 Compact Platform, for the “super field technician”, holds up to two interchangeable modules that are also fully compatible with our more advanced FTB-500 platform. Test technologies well suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTS), SONET/SDH analyzers up to 10 Gbit/s, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers. Our third-generation field-testing platform, the FTB-500, is available in two configurations for various high-end tasks with transmission rates up to 100 Gbit/s. In fiscal 2013, we released the FTB-88100NGE Power Blazer, a multiservice tester that supports all rates from 10M to 100G inside a single module within the FTB-500 platform.

The four-slot model of the FTB-500 is designed for datacom testing, OTDR analysis, optical loss, Ethernet and multi-service transport (SONET/SDH/OTN) testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It can handle dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis. All three portable platforms support USB, mobile, Wi-Fi, and Bluetooth connectivity capabilities to efficiently manage testing and reporting operations in the field.

These PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment called the FTB Ecosystem. Leveraging platform connectivity, customers can keep track of their entire test fleet, manage software updates and schedule calibration procedures. In fiscal 2013, EXFO released FTB Anywhere, a cloud-based solution allowing a customer to share software licenses among its fleet of FTB platforms in order to avoid lengthy delays and reduce costs. All test data within the FTB Ecosystem can be stored in a central database and used as a point of reference against future measurements. In addition, field technicians can view instructional videos during periods of downtime. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Wireless Test Equipment

We offer 2G, 3G and 4G/LTE protocol analyzers for network operators. These instruments analyze mobile network elements in order to validate functionality according to wireless technology specifications, whether these elements interoperate with each other effectively when combined to form a network, and how well the live network performs. These test tools allow engineers to troubleshoot networks in order to find the source of errors and fix them as fast as possible. Our protocol analyzers support multi-interface testing and all major mobile technologies: GSM/GPRS/EDGE/UMTS/LTE. They enable fully automated testing and run powerful applications for protocol monitoring, call and session tracing, quality of service and radio optimization measurement. In fiscal 2013, we launched the TravelHawk Pro, a portable analyzer for on-site troubleshooting of live LTE networks.

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

The Brix System is an integrated hardware and software solution that delivers end-to-end quality of service (QoS) and quality of experience (QoE) visibility as well as real-time IP service monitoring and verification for next-generation IP networks. Built around a distributed architecture, we believe the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across wireline and wireless networks.

We believe a competitive advantage of EXFO’s service assurance solution is the ability to implement SLA monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

•	Performance monitoring and analysis;
•	Advanced data correlation and analysis engine;
•	VoIP service assurance;
•	IP/MPLS service assurance;
•	Mobile backhaul and metro Ethernet service assurance;
•	IP video service assurance;
•	Advanced analytics and reports; and
•	Custom solutions services.

The Brix System offers a multi-play capability such that customers can leverage one, several or all of the aforementioned capabilities on a single platform, which we believe delivers significant savings in capital and operating expenditures.

We believe the highly scalable BrixWorx correlation and analysis engine architecture is well suited for the needs of operators’ networks and IP services.  It works together with network-wide monitoring sources — including Brix verifiers, third-party devices and standards-based interfaces — and Brix software applications. In fiscal 2013, we introduced the BV-100 Verifier, a next-generation hardware probe designed for validating transport service-level agreements at customer premises and cell sites, while measuring end-user quality of experience (QoE) for data, voice, video and mobile services.

BrixWorx conducts network and IP service testing and monitoring, while collecting, storing, correlating and analyzing essential data to produce detailed graphical reports and analytics on end-to-end service performance.

Brix software applications include:

•	BrixCall: Voice quality and performance management;
•	BrixNGN: IP/MPLS and carrier Ethernet (mobile backhaul and metro Ethernet) service quality monitoring;
•	BrixVision: Comprehensive IP video quality and performance management;
•	BrixView: Advanced analytics and business intelligence software; and
•	BrixFlex: Adapted analytics and customized dashboards for integrated operations with operator backoffice and NOC systems.

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

Wireless Test and Solutions
Product Type	Product Line	Typical Application
Protocol Analyzer	PowerHawk & PowerHawk Pro, TravelHawk & TravelHawk Pro	Protocol analysis to verify correct network behavior.
Network Simulator	EAST portfolio, QA 600 & 800 family	Regression and load testing.
Mobile Communications Intelligence Tools	NetHawk F10, NetHawk X6 and NetHawk C2	Intelligence tools for police, armed forces and other governmental organizations to fight organized crime and terrorists.

Products for Life Sciences and Industrial Customers

From December 2000 until the divestiture of our Life Sciences and Industrial Division in October 2010, we developed and acquired a number of core technologies that we leveraged in selected high-precision assembly and life sciences markets. For example, we offered several light-based curing solutions for optical component manufacturing applications and adapted our approach for other industries, such as semiconductor, microelectronic, and medical device manufacturing, in order to maximize revenues. Omnicure systems delivered precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented optical feedback, thermal control and radiometry technology, produced a high-quality bonding solution. We believe our technology and application knowledge placed us at the forefront of this market.

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

Research and Development

Our global R&D operations fall under the management of a vice-president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Toronto, Canada, Chelmsford, USA, Oulu, Finland, Gothenburg, Sweden and Pune, India. Gross research and development expenditures in fiscal 2013 totaled $54.3 million, compared to $59.3 million in 2012 and $57.2 million in 2011.

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

Sales to customers in the Americas represented 53% of our sales in fiscal 2013, while sales to customers in EMEA and Asia-Pacific accounted for 28% and 19% of our sales respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 52%, 29% and 19% of our sales respectively, in 2012, and 51%, 32% and 17% respectively, in 2011.

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

Product Management, Marketing/Communications and Global Services

Product Management

Our telecom product management duties fall under the responsibility of two vice-presidents: 1) Physical-Layer and Wireless Testing; 2) Transport Testing and Service Assurance. Each product management executive is supported by directors and product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions.

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

This team’s objective is to directly contribute to the customer’s success and to achieve our long-term mission by providing internal and customer-facing services. Specifically, it fulfills its mission by offering:

•	Customer Relationship Management (CRM) Administration – Business Ownership of our CRM toolset and evolution;
•
Sales Support – Leverage the effectiveness of our sales force by providing pre-sales and demo support, as well as guiding customers in purchasing the correct equipment for their respective applications, issuing quotations, and promoting our extended warranty service and support program;

•	Order Management – Accurately process customer orders from entry through fulfillment and delivery, and manage order changes;
•
Customer Service – Serve as a primary interface for inbound and outbound customer communication. Provide customers with one central point of contact and work with the customer from purchasing equipment to helping them arrange for service, if necessary;

•
Product Support – Provide expert technical support and deliver product service worldwide. Directly manage our Worldwide Service Centers, and the Service Partner Program. Where applicable, furnish installation and on-site servicing for more complex equipment and applications;

•	Systems Services – Provide pre-sale, delivery, post-sale technical support, and systems actualization of our network monitoring and converged service assurance systems;
•	Education Services – Aggregate expertise, develop material, and deliver free and fee-based training;
•	Professional Services – Provide value-added solution services for our test and system customers.

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, supply-chain management, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our telecom manufacturing activities, which occupy a total of 122,000 square feet, take place at our plants in Quebec City, Canada (2) and Shenzhen, China (1), but we also have facilities in Chelmsford, USA, and Oulu, Finland, for final assembly of service assurance and wireless test equipment respectively. All our manufacturing operations fall under the supervision of a vice-president.

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

Our manufacturing operations are subject to environmental laws in various jurisdictions around the world. Our product designs comply with Directive 2002/96/EC and Directive 2002/96/EC (RoHS), legislation enacted by the European Union regarding, respectively, the disposal of waste electrical and electronic equipment (WEEE) and the restriction of the use of certain hazardous substances in electrical and electronic equipment, for all products exported to Europe. As climate change, environmental and biodiversity issues have become critical to our global society. We have obtained the certification ISO 14001 in October 2013 and, therefore, reduce our environmental footprint.

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

Sources and Availability of Raw Materials

We use various suppliers to provide parts for the manufacture and support of multiple product lines. Although our intention is to establish at least two sources of supply for materials whenever possible for certain parts, we obtain certain materials from single or limited source supply arrangements. We may not be able to procure these parts from alternative sources at acceptable prices within a reasonable time; therefore, the loss or interruption of such arrangements could have an impact on our ability to deliver certain products on a timely basis. See Item 3D of this Annual Report under “Risk Factors” ‒ We depend on short-term arrangements with a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results.”

We will continue to reduce the risk of production interruptions and shortages of parts by: (1) selecting and qualifying alternative sources of supplies for key parts whenever possible, and (2) maintaining an appropriate supply of key parts.

Seasonality

Historically, we have been subject to seasonality mainly in our second quarter (December, January and February) due to the Christmas holidays and delays in approval of network operators’ spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end spending on the part of network operators. Following the acquisition of NetHawk Oyj in 2010, we are also subject to seasonality in the fourth quarter (June, July and August), since bookings activity tends to slow down during the summer months, especially in Europe. These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as reliable indicators of future revenue or results of operations.

Competition

The telecommunications wireline and wireless test and service assurance industry is highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

•	product performance and reliability;
•	solution’s contribution to productivity;
•	price and quality of products;
•	level of technological innovation;
•	product lead times;
•	breadth of product offerings;
•	ease of use;
•	brand-name recognition;
•	customer service and technical support;
•	strength of sales and distribution relationships; and
•	financial stability.

Main competitors in the test and measurement equipment environment include global suppliers like Anritsu Corporation, Danaher Corporation (Fluke Networks and Tektronix Communications) and JDS Uniphase Corporation, as well as other players like AFL, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance side, we mainly compete against Anritsu Corporation, IXIA, JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, and Tektronix Communications. See Item 3D of this Annual Report under “Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.”

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

Employees

As at November 1, 2013, we had 1,583 full-time employees compared to 1,732 and 1,752 for the same periods in 2012 and 2011 respectively. Our workforce as of November 1, 2013 included 356 employees in manufacturing, 685 employees in research and development, and 542 employees in sales and marketing as well as general and administrative functions.

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

Similar regulations apply in other countries. For example, in Canada our products must comply with the applicable standards adopted by the Standards Council of Canada (SCC). These include product safety standards developed in collaboration with the Canadian Standards association as well as EMC requirements adopted by Industry Canada. Countries in the European Union require product compliance as dictated by the applicable directives, which are required to be authorized to apply the CE marking on the product. This includes testing to ensure compliance with harmonized European Norm (EN) standards for product safety, EMC requirements and RoHS.

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

Intellectual Property

Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file U.S. and international (utility) patent applications to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of design patents, copyright, trademark, trade secret rights, licensing and confidentiality agreements. See Item 3D of this Annual Report under “Risk Factors ‒ Our intellectual property and proprietary technology are important to the continued success of our business. Our failure to protect this proprietary technology may significantly impair our competitive position”; Risk Factors ‒ Our intellectual property rights, particularly our existing or future patents may be invalidated, circumvented, challenged or required to be licensed to others” and “Risk Factors  ‒ Others may claim that our products infringe upon their intellectual property rights, or they may infringe our intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.”

As of August 31, 2013, our records indicate that we held the following portfolio of utility patents: 45 actively-maintained granted U.S. patents, 49 granted or validated patents in countries of the European Community, 11 patents in Canada, 5 patents in China, and one patent in the Russian Federation. In addition, we have 21 utility patent applications (including provisional applications) pending in the U.S., 7 in Canada, 11 in China, 3 in Finland, 7 regional patent applications at the European Patent Office, and 11 applications in other countries, as well as 3 International Applications under the Patent Cooperation Treaty that have not yet entered the national/regional phase. The expiration dates of our active issued patents range from 2016 to 2031.

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

C.            Organizational Structure

As of November 1, 2013, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc. 1985-09-18 (Canada) Operating
100%
EXFO Asia Pacific PTE Ltd. 2001-01-18 (Singapore) Operating
100%
EXFO Australia Pty Ltd. 2012-04-03 (Australia) Operating
100%
EXFO China Limited 2000-04-19 (Hong Kong) Operating
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
100%
Kaski Group Oy 1999-09-14 (Finland) Non-Operating
100%
NetHawk France SARL 2001-09-04 (France) Operating
100%
NetHawk Networks India Pvt. Ltd. 2005-05-12 (India) Non-Operating
100%
NetHawk Pte. Ltd. (Singapore) Dissolved 2013-05-06
100%
EXFO Germany GmbH (formerly NetHawk GmbH) 2001-09-04 (Germany) Operating
100%
EXFO Service Assurance Inc. (formerly Brix Networks Inc.) 1999-05-26 (Delaware) Operating
100%
EXFO Sweden Aktiebolag 2008-09-19 (Sweden) Operating
100%
EXFO USA Inc. 2000-12-07 (Delaware) Holding
100%
EXFO America Inc. 1992-12-15 (Delaware) Operating
100%
EXFO Burleigh Products Group Inc. (formerly Burleigh Instruments Inc.) (New York) Dissolved 2013-06-10
100%
Burleigh Automation Inc. (Delaware) Dissolved 2012-08-13
100%
NetHawk Corporation (Delaware) Dissolved 2013-08-13
100%
Navtel Communications Inc. (Ontario) Dissolved 2008-03-26
100%
Navtel Sales Limited 2003-01-07 (Ontario) Non-Operating
100%
Navtel Deutschland GmbH i.L. 2003-06-05 (Germany) Non-Operating

D.            Property, Plants and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada, in Concord, Ontario, Canada, in Chelmsford, Massachusetts, United States (EXFO Service Assurance Inc.), in Eastleigh, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Gothenburg, Sweden (EXFO Sweden Aktiebolag), in Oulu, Finland (EXFO Oy), in Lappeenranta, Finland (EXFO Oy), and in Richardson, Texas, United States (EXFO America Inc.).

In addition, we maintain sales offices and/or have regional sales managers located in China, Czech Republic, France, Germany, Great Britain, India, Mexico, Singapore, Spain, Sweden, United Arab Emirates and the United States.

In September 2010, in April 2011, in August 2012 and in June 2013, we purchased premises in Magarpatta, Pune, India for research and development activities.

In May 2012, we completed the construction and relocated our R&D activities (located in Montreal) into a new building of 125,000 sq. ft. We occupy approximately 60% of the premises and intent to lease the remaining for an undetermined period. This project cost $21.5 million and was paid cash.

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2013.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	80%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, manufacturing, management and administration	129,000 (1)	80%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	50%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	50,000	0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500	40%	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	29,000	65%	Leased

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, sales management and administration	13,000	60%	Leased
3rd Floor, Building 10 Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126 China	Occupied for manufacturing of products	56,000	80%	Leased
Offices No 102, 602, 603, 604, 701 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	39,960	80%	Owned
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	30,241	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated November 1, 2013.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that enable customers to increase network capacity and optimize reliability on their wireline and wireless IP (Internet protocol) networks. As such, we target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures : 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

Our success has been largely predicated on our core expertise in developing test equipment for wireline networks. These solutions are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment called the FTB Ecosystem. Leveraging platform connectivity, customers can keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data within the FTB Ecosystem can be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Over the years, we expanded our product portfolio into service assurance for next-generation IP networks and into test equipment for 2G, 3G and 4G/LTE wireless networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software solution that delivers end-to-end, quality of service and quality of experience visibility as well as real-time IP service monitoring and verification of next-generation IP networks. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services.

Our 2G, 3G and 4G/LTE test portfolio mainly consists of network simulators and protocol analyzers. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Our protocol analyzers analyze mobile network elements in order to validate functionality according to wireless technology specifications, whether these elements interoperate with each other effectively when combined to form a network, and how well the live network performs.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, our products enable network equipment manufacturers and operators to design, deploy, troubleshoot and monitor wireline and wireless networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1600 people in 25 countries, supporting more than 2000 telecom customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supplemented by a software development center in India.

We launched 15 new products in fiscal 2013, including two in the fourth quarter. Key new product introductions in 2013 included among others the TravelHawk Pro, a 4G/LTE network troubleshooting tool that has been selected by three of the world’s top five LTE operators; the FTB-88100NGE Power Blazer, the first portable, multiservice test solution supporting transmission rates from 100M to 100G; and the BV-100 service assurance probe that enables network operators to validate service-level agreements and end-user quality of experience at customer premises and cell sites.

We reported sales of $242.2 million in fiscal 2013, which represents a decrease of 3.1% year-over-year from $250.0 million in 2012.

We reported net earnings of $1.3 million, or $0.02 per diluted share, in fiscal 2013, compared to a net loss of $3.6 million, or $0.06 per share, in 2012. Net earnings in fiscal 2013 included $6.4 million in after-tax amortization of intangible assets, $1.8 million in stock-based compensation costs, $0.1 million in after-tax restructuring charges and a foreign exchange gain of $4.1 million. Net loss for fiscal 2012 included $7.8 million in after-tax amortization of intangible assets, $1.9 million in stock-based compensation costs, $1.9 million in after-tax restructuring charges, a gain of $0.3 million for the changes in the fair value of the cash contingent consideration and a foreign exchange loss of $0.7 million.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, changes in the fair value of the cash contingent consideration, stock-based compensation costs and foreign exchange gain or loss) amounted to $17.3 million, or 7.2% of sales, in fiscal 2013, compared to $18.4 million, or 7.3% of sales, in 2012. See further in this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings (loss).

On November 7, 2012, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The normal course issuer bid started start on November 12, 2012, and will end on November 11, 2013.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2011, 2012 and 2013, no customer accounted for more than 10% of our sales, with our top customer representing 7.2%, 4.4% and 6.1% of our sales respectively.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the statements of earnings.

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

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data:	2013	2012	2011	2013	2012	2011
Sales	$242,150	$249,966	$269,743	100.0%	100.0%	100.0%

Cost of sales (1)	92,469	91,792	100,296	38.2	36.7	37.2
Selling and administrative	88,756	94,139	87,062	36.6	37.7	32.3
Net research and development	45,444	49,854	47,927	18.8	19.9	17.7
Depreciation of property, plant and equipment	6,028	6,169	6,655	2.5	2.5	2.5
Amortization of intangible assets	6,643	7,819	9,183	2.7	3.1	3.4
Changes in the fair value of cash contingent consideration	–	(311)	(2,685)	–	(0.1)	(1.0)
Interest and other income	(113)	(131)	(511)	–	(0.1)	(0.2)
Foreign exchange (gain) loss	(4,082)	657	3,808	(1.7)	0.3	1.4
Earnings (loss) before income taxes	7,005	(22)	18,008	2.9	–	6.7
Income taxes	5,664	3,571	8,814	2.3	1.4	3.3
Net earnings (loss) from continuing operations	1,341	(3,593)	9,194	0.6%	(1.4)%	3.4%
Net earnings from discontinued operations	–	–	12,926
Net earnings (loss) for the year	$1,341	$(3,593)	$22,120

Basic and diluted net earnings (loss) from continuing operations per share	$0.02	$(0.06)	$0.15
Basic net earnings (loss) per share	$0.02	$(0.06)	$0.37
Diluted net earnings (loss) per share	$0.02	$(0.06)	$0.36

Other selected information:

Gross margin (2)	$149,681	$158,174	$169,447	61.8%	63.3%	62.8%

Research and development data:
Gross research and development	$54,334	$59,282	$57,226	22.4%	23.7%	21.2%
Net research and development	$45,444	$49,854	$47,927	18.8%	19.9%	17.7%

Restructuring charges included in:
Cost of sales	$–	$264	$–	–%	0.1%	‒ %
Selling and administrative expenses	$–	$1,181	$–	–%	0.5%	‒ %
Net research and development expenses	$89	$884	$–	–%	0.4%	‒ %

Adjusted EBITDA (2)	$17,338	$18,372	$36,581	7.2%	7.3%	13.5%

Consolidated balance sheets data:
Total assets	$281,538	$306,683	$322,355

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 55 for non-IFRS measures.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

Sales and bookings

Fiscal 2013 vs. 2012

In fiscal 2013, our sales decreased 3.1% to $242.2 million, compared to $250.0 million in 2012, and our bookings decreased 4.6% year-over-year to $233.5 million from $244.8 million in 2012, for a book-to-bill ratio of 0.96 in 2013.

Market conditions in the telecommunications industry remain difficult due an uncertain macro-economic environment, marked by challenging end-markets in several European countries, uneven network operator spending in the Asia-Pacific region while investments in the Americas have been more robust. In addition, operators are attempting to monetize their investments in next-generation fixed and mobile networks as data revenue growth is not keeping pace with the required level of expenditures. Consequently, network operators are reassessing their business models and spending levels in efforts to improve profitability.

In addition, in fiscal 2013, we faced increased competition and pricing pressure compared to 2012, which reduced our sales and bookings year-over-year.

Furthermore, in fiscal 2013, calendar year-end budget spending from network operators was even more limited than the previous year, which reduced our sales and bookings for that year, compared to 2012. The magnitude of customers’ calendar year-end budget spending may fluctuate year-over-year.

Finally, in fiscal 2013, we recorded in our sales foreign exchange gains of $380,000 on our forward exchange contracts, compared to $1.1 million in 2012, which contributed to decrease our sales 0.3% year-over-year.

However, in the second half of fiscal 2013, we witnessed some improvements in the United States as we delivered year-over-year sales growth in this area in 2013 based in part on 4G/LTE and 100G deployments.

In fiscal 2013, we also shipped large orders of our MaxTester 635 Copper, DSL and Multiplay Test Set to two tier-1 operators. We did not recognize such large orders in fiscal 2012.

Fiscal 2012 vs. 2011

In fiscal 2012, our sales decreased 7.3% to a $250.0 million, compared to $269.7 million in 2011.

In fiscal 2012, market conditions were difficult as explained in the section above. In addition, Europe turned out to be more impacted than we expected, the anticipated pick-up of spending in the Americas did not materialize, especially with tier-1 operators, while China was sluggish. This resulted in lower sales in fiscal 2012, compared to 2011.

In addition, network operators grappled with issues of monetizing their investments in next-generation fixed and mobile networks as data revenue growth did not keep pace with the required level of expenditures. Consequently, network operators reassessed their business models and spending levels in efforts to improve profitability, as they increasingly scrutinized their capital expenditures and even delayed some purchasing decisions.

Also, in fiscal 2012, as a result of the above-mentioned factors, we did not benefit from the same level of calendar year-end budget spending from some of our customers compared to 2011.

Furthermore, in fiscal 2011, we received a follow-on order worth over $6 million from a tier-1 European operator for our AXS-200/635 triple-play tester. We did not recognize such large single order in fiscal 2012.

Also, in fiscal 2012, the increase in the average value of the US dollar compared to the euro had a negative impact of approximately $2 million on our sales compared to 2011 as we report our results in US dollars; this represented a decrease of 0.7% of sales year-over-year.

Finally, in fiscal 2012, we recorded in our sales foreign exchange gains of $1.1 million on our forward exchange contracts, compared to $2.8 million in 2011, which contributed to decrease our sales 0.6% year-over-year.

Geographic distribution

In fiscal 2013, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 53%, 28% and 19% of sales respectively, compared to 52%, 29% and 19% respectively in 2012 and 51%, 32% and 17% respectively in 2011.

GROSS MARGIN (non-IFRS measure – refer to page 55 of this document)

Gross margin amounted to 61.8%, 63.3% and 62.8% of sales in fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

The decrease in our gross margin in fiscal 2013, compared to 2012, can be explained by the following factors.

In fiscal 2013, our gross margin was unfavorably affected by our product mix. Namely, in fiscal 2013, we shipped large orders of our copper-access test solutions; this product line typically delivers lower margins than our other test solutions.

In addition, increased pricing pressure in fiscal 2013, compared to 2012 had a negative impact on our gross margin year-over-year.

Furthermore, a lower sales volume in fiscal 2013 compared to 2012 (3.1%) resulted in a lower absorption of our fixed manufacturing costs, which resulted in a lower gross margin year-over-year.

Also, in fiscal 2012, our warranty expenses were lower compared to 2013; this resulted in a positive impact on our gross margin in fiscal 2012.

In addition, in fiscal 2013, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported a lower gain on our forward exchange contracts in our sales compared to 2012, which negatively affected our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar over the last few months, had a negative impact on our gross margin in fiscal 2013 compared to 2012; in fact, our procurement costs increased as the Canadian dollar decreased compared to the US dollar, since a significant portion of our raw material purchases are denominated in US dollars and our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

However, in fiscal 2013, a larger portion of our sales came from products manufactured in our facilities in China compared to 2012, thus offsetting in part the year-over-year decrease in our gross margin; those products have a lower cost of goods than those manufactured in our facilities in Canada and Finland.

Also, in fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales (nil in 2013), which negatively impacted our gross margin for that year.

Fiscal 2012 vs. 2011

The increase in our gross margin in fiscal 2012, compared to 2011, can be explained by the following factors.

First, in fiscal 2012, our gross margin was favorably affected by our product mix. In addition, in fiscal 2011, we reported larger orders for copper-access solutions, which typically deliver lower margins than our test solutions, and we granted larger volume discounts on a significant part of these sales.

Furthermore, in fiscal 2012, our warranty expenses were lower compared to 2011; this resulted in a positive impact on our gross margin year-over-year.

In addition, in fiscal 2012, a larger portion of our sales came from products manufactured in our facilities in China compared to 2011, thus resulting in an improvement in our gross margin year-over-year.

On the other hand, a lower sales volume in fiscal 2012 compared to 2011 (7.3%) resulted in a lower absorption of our fixed manufacturing costs, which prevented us from further improving our gross margin year-over-year.

In addition, in fiscal 2012, we faced increased pricing pressure compared to 2011, which negatively affected our gross margin year-over-year.

Also, in fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales, which negatively impacted our gross margin year-over-year.

Furthermore, in fiscal 2012, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported a lower gain on our forward exchange contracts in our sales compared to 2011, which negatively affected our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar had a negative impact on our gross margin in fiscal 2012 compared to 2011.

Outlook for fiscal 2014

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, and our tight control on costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer mix, under-absorption of fixed manufacturing costs, increases in product offerings by other suppliers in our industry, as well as unfavorable exchange rates.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $88.8 million, $94.1 million and $87.1 million for fiscal 2013, 2012 and 2011 respectively. As a percentage of sales, selling and administrative expenses amounted to 36.6%, 37.7% and 32.3% for fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

In fiscal 2013, our selling and administrative expenses, especially salaries and benefits as well as travel expenses, decreased year-over-year due to tight controls on expenses and the impact of our 2012 restructuring plan.

In addition, in fiscal 2012, we recorded $1.2 million, or 0.5% of sales (nil in 2013), in restructuring charges in our selling and administrative expenses for the employees laid off as part of our 2012 restructuring plan.

Finally, in fiscal 2013, commission expenses to our sales channels were lower compared to 2012, due to a lower sales volume year-over-year.

Fiscal 2012 vs. 2011

In fiscal 2012, we intensified our sales and marketing efforts, including additional employees, both domestically and internationally, and we incurred bad debt expenses compared to bad debt recovery in 2011; in addition, despite a lower sales volume year-over-year (7.3%), our commission expenses to our sales channels were almost flat compared to 2011 due to the shift in product and territory mix; this caused our expenses to increase as a percentage of sales year-over-year.

In addition, in fiscal 2012, we recorded $1.2 million, or 0.5% of sales, in restructuring charges in our selling and administrative expenses for the employees laid off as part of our 2012 restructuring plan.

However, the increase in the average value of the US dollar in fiscal 2012 compared to the Canadian dollar and the euro year-over-year had a positive impact on our selling and administrative expenses, as a portion of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars.

Outlook for fiscal 2014

For fiscal 2014, we expect our selling and administrative expenses to decrease as percentage of sales and range between 33% and 35%. However, any increase in the strength of the Canadian dollar and the euro versus the US dollar in the upcoming quarters would cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in these currencies and we report our results in US dollars.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $54.3 million, $59.3 million and $57.2 million for fiscal 2013, 2012 and 2011 respectively. As a percentage of sales, gross research and development expenses amounted to 22.4%, 23.7% and 21.2% for fiscal 2013, 2012 and 2011 respectively, while net research and development expenses accounted for 18.8%, 19.9% and 17.7% of sales for these respective years.

Fiscal 2013 vs. 2012

In fiscal 2013, our gross research and development expenses decreased year-over-year, especially salaries and benefits, due to tight controls on expenses and to the impact of our 2012 restructuring plan.

In addition, in fiscal 2012, we recorded $884,000, or 0.4% of sales, in restructuring charges in our gross research and development expenses for the employees laid off as part of our 2012 restructuring plan, compared to $89,000 in 2013.

Furthermore, in fiscal 2013, a shift in the mix and timing of research and development projects resulted in decreased gross research and development expenses compared to 2012, mainly from consultants, subcontracting and material expenses.

Finally, in fiscal 2013, the year-over-year increase in the average value of the US dollar compared to the Indian rupee had a positive impact on our gross research and development expenses, as a portion of these expenses are incurred in Indian rupees and we report our results in US dollars.

Fiscal 2012 vs. 2011

In fiscal 2012, we intensified our research and development activities, including additional employees, which resulted in increased gross research and development expenses compared to 2011. In addition, in fiscal 2012, the mix and calendar of research and development projects resulted in increased gross research and development expenses compared to 2011.

In addition, in fiscal 2012, we recorded $884,000, or 0.4% of sales, in restructuring charges in our gross research and development expenses for the employees laid off as part of our 2012 restructuring plan.

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

Tax credits and grants for research and development activities were $8.9 million, $9.4 million and $9.3 million for fiscal 2013, 2012 and 2011 respectively. As a percentage of gross research and development expenses, tax credits reached 16.4%, 15.9% and 16.2% for fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

The decrease in tax credits and grants in fiscal 2013 compared to 2012 results from the decrease in gross research and development expenses year-over-year as we were entitled to the same tax credit and grant programs year-over-year.

Outlook for fiscal 2014

For fiscal 2014, we expect our net research and development expenses to slightly decrease as a percentage of sales and range between 17% and 19%. However, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these expenses are incurred in these currencies and we report our results in US dollars.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2013, depreciation of property, plant and equipment amounted to $6.0 million, compared to $6.2 million and $6.7 million in 2012 and 2011 respectively.

Fiscal 2012 vs. 2011

The decrease in depreciation expense in fiscal 2012, compared to 2011, was due to the fact that some assets became fully depreciated as well as the increase in the average value of the US dollar versus the Canadian dollar, the euro and the Indian rupee year-over-year, as most of our depreciation expense is incurred in these currencies and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology, customer relationships and brand names. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $6.6 million, $7.8 million and $9.2 million for fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

The decrease in amortization expenses in fiscal 2013 compared to 2012 comes from the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013.

Fiscal 2012 vs. 2011

The decrease in amortization expenses in fiscal 2012, compared to 2011, comes from the fact that core technologies related to the acquisition of Consultronics Limited (acquired in fiscal 2006) became fully amortized during fiscal 2011. In addition, the increase in the average value of the US dollar compared to the Canadian dollar and the euro had, to some extent, a positive impact on our amortization expenses, as most of these expenses are incurred in these currencies and we report our results in US dollars.

Outlook for fiscal 2014

We expect amortization of intangible assets to decrease in fiscal 2014 compared to 2013 due to the fact that core technology related to the acquisition of Brix Networks Inc. became fully amortized during fiscal 2013.

CHANGES IN THE FAIR VALUE OF THE CASH CONTINGENT CONSIDERATION

In fiscal 2012, changes in the fair value of the cash contingent consideration amounted to $311,000, compared to $2.7 million in 2011.

In connection with the acquisition of NetHawk Oyj in 2010, we had a cash contingent consideration of up to €8.7 million based on a sales volume of certain NetHawk products over a three-year period ended on December 2012. We recorded the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable were recorded in the consolidated statements of earnings.

Fiscal 2012

As at August 31, 2012, the fair value of the cash contingent consideration payable was estimated to nil based on actual and forecasted sales of certain NetHawk products over the period of the contingent consideration; the resulting change in the fair value during the year ended August 31, 2012, in the amount of $311,000 (€235,000), was recorded in the consolidated statements of earnings for that year.

Fiscal 2011

As at August 31, 2011, the fair value of the cash contingent consideration payable was estimated to $338,000 (€235,000), which resulted in a change in the fair value of $2.7 million, recorded in the statement of earnings in fiscal 2011.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

We reported a foreign exchange gain of $4.1 million in fiscal 2013, compared to a foreign exchange loss of $657,000 and $3.8 million in 2012 and 2011 respectively.

Fiscal 2013

In fiscal 2013, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $4.1 million during the year. The period-end value of the Canadian dollar decreased 6.3% compared to the US dollar to CA$1.0530 = US$1.00 in fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous year, and decreased 12.0% compared to the euro to CA$1.3936 = €1.00 in fiscal 2013, compared to CA$1.2438 = €1.00 at the end of the previous year. In fiscal 2013, the average value of the Canadian dollar compared to the US dollar was CA$1.0107 = US$1.00.

Fiscal 2012

In fiscal 2012, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $657,000. The period-end value of the Canadian dollar slightly decreased 0.9% to CA$0.9863 = US$1.00 in fiscal 2012, compared to CA$0.9784 = US$1.00 in 2011, while the average value of the Canadian dollar compared to the US dollar was CA$1.0094 = US$1.00 in 2012.

Fiscal 2011

In fiscal 2011, the period-end value of the Canadian dollar significantly increased versus the US dollar, compared to the previous year end, which resulted in a significant foreign exchange loss of $3.8 million during the year. The period-end value of the Canadian dollar increased 9.0% versus the US dollar to CA$0.9784 = US$1.00 in fiscal 2011, compared to CA$1.0665 = US$1.00 in 2010. In fiscal 2011, the average value of the Canadian dollar compared to the US dollar was CA$0.9894 = US$1.00.

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars.

Fiscal 2013 vs. 2012

In fiscal 2013, the increase of the average US dollar compared to the Canadian dollar and Indian rupee year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2013 increased 1.3% and 7.3% respectively, compared to the Canadian dollar and the Indian rupee.

Fiscal 2012 vs. 2011

In fiscal 2012, the increase in the average value of the US dollar, compared to the Canadian dollar, the euro and the Indian rupee year-over-year, resulted in a positive impact on our financial results. The average value of the US dollar in fiscal 2012 increased 2.0%, 6.2% and 12.3% respectively, compared to the Canadian dollar, the euro and the Indian rupee.

INCOME TAXES

We recorded income tax expenses of $5.7 million, $3.6 million and $8.8 million in fiscal 2013, 2012 and 2011 respectively.

Fiscal 2013

In fiscal 2013, we reported income tax expenses of $5.7 million on earnings before income taxes of $7.0 million. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable. Otherwise, the effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% in fiscal 2013.

Fiscal 2012

In fiscal 2012, we reported income tax expenses of $3.6 million on a loss before income taxes of $22,000. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, in fiscal 2012, we recognized previously unrecognized deferred income tax assets of one of our subsidiaries, which resulted in a one-time income tax recovery of $557,000. Otherwise, the effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% in fiscal 2012.

Fiscal 2011

In fiscal 2011, we reported an income tax expense of $8.8 million on earnings before income taxes of $18.0 million. This situation mainly resulted from the fact that a significant portion of our foreign exchange loss was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-deductible. In addition, we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, the changes in the fair value of the cash consideration, which resulted in a gain of $2.7 million, were non-taxable. Otherwise, the effective tax rate would have been closer to the statutory tax rate of 29% in fiscal 2011.

Please refer to note 21 to our consolidated financial statements for a full reconciliation of our income tax provision.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at August 31, 2013, cash and short-term investments totaled $50.3 million, while our working capital was at $110.5 million. Our cash and short-term investments decreased $16.9 million in fiscal 2013, compared to 2012. First, in fiscal 2013, we made cash payments of $8.0 million for the purchase of capital assets, $3.1 million for the redemption of share capital under our share repurchase program and $589,000 for the repayment of our long-term debt. In addition, in fiscal 2013, operating activities used $2.0 million in cash. Finally, we recorded an unrealized foreign exchange loss of $3.2 million on our cash and short-term investments. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of a commercial paper issued by a high-credit quality corporation; therefore, we consider the risk of non-performance of this financial instrument to be limited. This debt instrument is not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2013, cash balances included an amount of $30.4 million that bears interest at an annual rate of 1.5%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.6 million for working capital and other general corporate purposes and unused lines of credit of $21.9 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2013, our commitments under operating leases amount to $3.8 million in 2014, $3.0 million in 2015, $1.7 million in 2016, $0.6 million in 2017 and $0.7 million in 2018 and after, for total commitments of $9.8 million.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows used by operating activities were $2.0 million in fiscal 2013, compared to cash flows provided of $25.3 million and $23.3 million in 2012 and 2011 respectively.

Fiscal 2013 vs. 2012

Cash flows used by operating activities in fiscal 2013 were attributable to the net earnings after items not affecting cash of $16.4 million more than offset by the negative net change in non-cash operating items of $18.4 million; this was mainly due to the negative effect on cash of the increase of $14.8 million in our accounts receivable due to the timing of sales during the year,  the negative effect on cash of the increase of $4.2 million in our income tax and tax credits recoverable due to tax credits earned during the year  not yet recovered as well as the negative effect on cash of the decrease of $2.6 million in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $2.9 million in our inventories due to the decrease in sales year-over-year and an improved inventory turn during the year.

Fiscal 2012 vs. 2011

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

Investing activities (including discontinued operations)

Cash flows used by investing activities amounted to $5.0 million in fiscal 2013, compared to cash flows provided of $13.1 million in 2012 and cash flows used of $25.3 million in 2011.

Fiscal 2013

In fiscal 2013, we paid $8.0 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Fiscal 2012

In fiscal 2012, we disposed (net of acquisitions) of $36.9 million worth of short-term investments, but we paid $23.8 million for the purchase of capital assets, mainly for our building in Montreal, Canada.

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

Financing activities (including discontinued operations)

Cash flows used by financing activities amounted to $3.6 million in fiscal 2013, compared to $3.3 million in 2012 and cash flows provided of $1.6 million in 2011.

Fiscal 2013

In fiscal 2013, we redeemed share capital for a cash consideration of $3.1 million and repaid $589,000 of our long-term debt. However, we received $87,000 from the exercise of stock options.

Fiscal 2012

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

As at August 31, 2013, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2013 to August 2014	$22,200,000	1.0280
September 2014 to August 2015	15,000,000	1.0529
September 2015 to August 2016	5,000,000	1.0716
Total	$42,200,000	1.0420

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million and $932,000 as at August 31, 2011 and 2012 respectively, and net losses of $808,000 as at August 31, 2013. The year-end exchange rate was CA$1.0530 = US$1.00 as at August 31, 2013.

SHARE CAPITAL

Share capital

As at November 1, 2013, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,727,373 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2013, our off-balance sheet arrangements consisted of letters of guarantee amounting to $667,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

SPECIAL PURPOSE ENTITIES

As at August 31, 2013, we did not have interests in any special purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances.

Critical judgments in applying accounting policies

(a)	Determination of functional currency

We operate in multiple countries and generate revenue and incur expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British Pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of EXFO and its subsidiaries may require significant judgment. In determining the functional currency of EXFO and its subsidiaries, we take into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, we use our judgment to determine the functional currency.

For the years ended August 31, 2011 and 2012, we had one foreign operation (NetHawk) having the euro as its functional currency. For the year ended August 31, 2013, following changes in the organizational structure affecting this subsidiary and centralization of certain of its activities into those of our parent company and based on the analysis of relevant indicators, we have determined that the functional currency of this subsidiary is now the Canadian dollar. In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, this change has been accounted for prospectively from the date of the change.

(b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

During the year ended August 31, 2013, following changes in the organizational structure affecting the NetHawk CGU and centralization of certain of its activities into those of our parent company, we applied judgment in reallocating the goodwill associated with the NetHawk CGU to our parent company’s operations. The reallocation of goodwill did not trigger impairment.

Critical estimated and assumptions

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next 12 months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

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

As at August 31, 2013, we had deferred income tax assets in the balance sheet in the amount of $10.8 million mainly in the United States. In order to realize these deferred income tax assets, we need to generate $27 million in pre-tax earnings at the United States level. In order to generate $27 million in pre-tax earnings at the United State level over the estimated recovery period of seven years, we need to generate a pre-tax earnings compound annual growth rate (CAGR) of 9%, which we believe is probable.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our non-refundable-long-term tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable-long-term tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2013, our non-refundable research and development tax credits recognized in the balance sheet amounted to $42.4 million. In order to recover these non-refundable research and development tax credits, we need to generate approximately $275 million (CA$290 million) in pre-tax earnings at the Canadian federal level and approximately $11 million at the Canadian provincial level. In order to generate $275 million in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 16 years, we need to generate a pre-tax earnings CAGR of 5%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, the company’s stock price, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, we use discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including our expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on historical growth, our internal budget, expectations of future revenue growth as well as industry and market trends. We projected revenues, operating margins and cash flows for periods of five years, and we applied a perpetual growth rate thereafter.

ii)	Discount rate

We used a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC), plus a premium to take into account specific risks of the CGU, as the case may be.

In the fourth quarter of fiscal 2013, we performed our annual goodwill impairment test for our two CGUs, EXFO (formerly NetHawk CGU) and Brix.

NetHawk, acquired in 2010, was identified as a separate cash generating unit (CGU) and the resulting goodwill, recognized upon the acquisition, was allocated to this CGU.  During the year ended August 31, 2013, changes in the organizational structure of NetHawk’s operations and the centralization of certain of its activities into those of our parent company affected our the CGUs, resulting in NetHawk related goodwill being reallocated to our parent company CGU (EXFO CGU), which represents the lowest level at which goodwill is monitored.

For the EXFO CGU, we used a market-based approach (sales multiples) based on recent comparable transactions in our industry, supplemented by an analysis of our enterprise value derived from our market capitalization to assess the CGU’s recoverable amount. For the year ended 2012, we used a combination of a market-based approach (sales multiples), based on recent comparable transactions in our industry, and discounted cash flows to assess the recoverable amount of the NetHawk CGU.

For the Brix CGU, we used a combination of a market-based approach (sales multiples), based on recent comparable transactions in our industry, and discounted cash flows to assess the CGU’s recoverable amount.

The sales multiple of recent comparable transactions for both CGUs ranged between 1.2 and 4 times sales. These comparable transactions occurred in calendar 2012 and 2013.

Discounted cash flows for the Brix CGU were based on five-year projections, using a five-year sales CAGR of 23% and a perpetual growth rate of 2% thereafter. We used a discount rate of 18%.

As at August 31, 2013, the recoverable amount for both CGUs exceeded their carrying value.

As at August 31, 2013, the carrying value of goodwill totaled $27.3 million and was allocated as follows to two CGUs:

EXFO CGU	$10,791,000
Brix CGU	16,522,000
Total	$27,313,000

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Adopted during the year

Financial Statement Presentation

The Internal Accounting Standard Board (IASB) amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. We adopted these amendments on September 1, 2012 and classified items of other comprehensive income accordingly.

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

The IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We will adopt these new standards on September 1, 2013 and do not expect them to have a significant impact on our consolidated financial statements.

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

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

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

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network operators in North America were significantly and adversely affected by a downturn in the telecommunications industry in 2001 and by the global economic recession in 2009. Challenging market conditions resurfaced in 2012 and continued in 2013 with network operators placing a tight rein on capital expenditures as the global economic environment became uncertain and the European debt crisis persisted, as well as with the complexity of deploying fully converged IP networks. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

In addition, we are exposed to currency risks due to the export of our products manufactured in Canada, China and Finland; the large majority of these sales are denominated in US dollars and euros. These risks are partially hedged by operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars as well as forward exchange contracts. Any decrease in the value of the US dollar, compared to the Canadian dollar and the euro, in the coming months would negatively affect our results of operations.

Furthermore, risks and uncertainties related to the telecommunications test and service assurance industry involve the rapid development of new products on a timely manner that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability; and the difficulty of retaining highly skilled employees.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, such as the operation of our manufacturing facilities in China and our software development center in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of a debt instrument issued by high-credit quality corporation. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

While strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales.

Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

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

**
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, changes in the fair value of the cash contingent consideration, stock-based compensation costs, foreign exchange gain or loss and gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA (including discontinued operations - unaudited)

	Year ended August 31,
	2013	2012	2011

IFRS net earnings (loss) for the year	$1,341	$(3,593)	$22,120

Add (deduct):

Depreciation of property, plant and equipment	6,028	6,169	6,669
Amortization of intangible assets	6,643	7,819	9,187
Interest and other income	(113)	(131)	(511)
Income taxes	5,664	3,571	9,015
Restructuring charges	89	2,329	–
Changes in fair value of cash contingent consideration	–	(311)	(2,685)
Stock-based compensation costs	1,768	1,862	2,256
Foreign exchange (gain) loss	(4,082)	657	3,742
Gain on disposal of discontinued operations	–	–	(13,212)
Adjusted EBITDA for the year	$17,338	$18,372	$36,581

Adjusted EBITDA in percentage of total sales	7.2%	7.3%	13.5%

Item 6.	Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2013.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Sales — EMEA
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development
DARRYL EDWARDS Weston Under Wetherley, United Kingdom	Independent Director
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Physical-Layer and Wireless Division
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Manufacturing Operations and Customer Service
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
GUY MARIER Lakefield Gore, Quebec	Independent Director
CLAUDIO MAZZUCA LaSalle, Quebec	Vice-President, Transport and Service Assurance Division
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
SYLVAIN ROULEAU Kirkland, Quebec	Vice-President, Human Capital
CLAUDE SÉGUIN Montreal, Quebec	Independent Director
JOSEPH SOO Singapore	Vice-President, Sales — Asia-Pacific
RANDY E. TORNES Frisco, Texas	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Sales — Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc., a global provider of business collaboration and communications solutions. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Avaya. Prior to joining Avaya in May 2012, Mr. Allard worked for 19 years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for 12 years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa's Telfer School of Management. Pierre-Paul Allard holds a bachelor's and master's degree in Business Administration from the University of Ottawa, in Canada.

Jon Bradley was appointed Vice-President, Sales, EMEA for EXFO in June 2010. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the international arena. He manages an accomplished and diverse sales and distribution team. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Prior to his appointment as Vice-President, Sales, Europe, Middle East and Africa (EMEA), Dr. Bradley held the positions of Vice-President, International Sales, from 2007-2010, Sales Director for the EMEA territory from 2003 to 2007, and Regional Sales Manager from 1999 to 2003. Before joining EXFO in 1999, Dr. Bradley was employed as Sales and Marketing Director by Queensgate Instruments (UK) from 1997 to 1999 and as Sales Engineer by Lambda Photometrics (UK) from September 1993 to September 1997. Jon Bradley holds an honors degree in chemistry, as well as a Ph.D. in Raman spectroscopy from the University of Durham in the United Kingdom.

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

Darryl Edwards was appointed a member of EXFO’s Board of Directors in September 2011. Mr. Edwards is the President and Chief Executive Officer of ECI Telecom, a leading provider of access and transport network solutions. Prior to this, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder in MACH, on telecommunications-related topics. He brings to EXFO more than 30 years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for 17 years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent 13 years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Étienne Gagnon was appointed Vice-President, Physical-Layer and Wireless Division in June 2010. He is responsible for EXFO's wireline and wireless test and measurement business units (Optical, Transport and Datacom, Access, Simulators and Analyzers) and Corporate Marketing (CTO Office and Marketing-Communications). In May 2003, he had been named EXFO's Vice-President, Optical Business Unit and Customer Service, and in May 2007, he had taken on the responsibility of all of EXFO's telecom business units (Optical, Transport and Datacom, Navtel Product Group, Access). Mr. Gagnon began his career as a design engineer for Bombardier/Canadair, where he worked on the Canadian Regional Jet project between 1990 and 1993. Later, he held the position of Business Development Manager for France Telecom in Hungary. In 1994, he joined EXFO's European office as a Regional Sales Manager, and in 1996, he was brought back to Quebec City to head the OSP marketing group. Mr. Gagnon then went on to become the director of EXFO's Outside Plant division in 1998, and remained in that function until 2000, when he joined TeraXion, an optical component manufacturer based in Quebec City, as Vice-President of Sales and Marketing until returning to EXFO in early 2003. Étienne Gagnon holds a bachelor's degree in mechanical engineering from the University of Montreal's School of Engineering, and a master's degree in European business from the École nationale supérieure des télécommunications in France.

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

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test and measurement and systems and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Université Laval in Quebec City, to name a few. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

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

Claudio Mazzuca was appointed Vice-President, Transport and Service Assurance Division in March 2012. Prior to this appointment, he held the role of Director of EXFO's Transport and Datacom business unit since 2006. In this role, he was responsible for the development and execution of business and product strategy for this business unit, which now is a leading player in the Ethernet and next-generation packet transport test market segments. Mr. Mazzuca began his career as a systems engineer for Nortel Networks, where he worked on the launch of the highly successful 10G High-Speed Transport and DWDM product line, and later on Nortel's Preside Network Management solution. He then moved to technology startup Hyperchip Systems as Senior Product Manager, focusing on the development of large-scale metro and core IP routers and switches, and associated OEM components. In 2004, he joined EXFO's Transport and Datacom business unit as Product Line Manager for the next-generation SONET/SDH products, and in 2005, was promoted to Group Manager for the entire Transport and Datacom product line. Claudio Mazzuca holds a bachelor's degree in electrical engineering from Concordia University and a master's degree in business from McGill University in Montreal.

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

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly 30 years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI, a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. In 2010, Mr. Séguin is a member of the boards of HEC Montréal and Centraide of Greater Montreal Foundation. Claude Séguin graduated from HEC Montréal and earned a Master’s and a Ph.D. in public administration from Syracuse University in New York State.

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

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly 30 years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Head of Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for 26 years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—Organizational Development and Production and Operations Management, from the University of Colorado in Colorado Springs.

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

B.            Compensation

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2013.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than CA$150,000, (the “Named Executive Officers” or “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2013 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon, Vice-President, Finance and CFO, Mr. Stephen Bull, Vice-President, Research and Development, Mr. Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division and Mr. Dana Yearian, Vice-President, Sales — Americas.

Members of the Human Resources Committee

During the financial year ended August 31, 2013, the Human Resources Committee was composed of:

•	Mr. Guy Marier (Chairman)
•	Mr. Pierre-Paul Allard
•	Mr. Darryl Edwards
•	Mr. Pierre Marcouiller (until January 10, 2013)
•	Mr. Claude Séguin (since February 12, 2013)
•	Ms. Susan Spradley (until November 16, 2012)
•	Mr. Randy E. Tornes (since February 1, 2013)

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Guy Marier has held various senior management and executive positions in the last twenty-five (25) years. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last thirty (30) years. Mr. Pierre Marcouiller has twenty-five (25) years of experience in management. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last thirty (30) years. Ms. Susan Spradley has been a senior executive for twenty (20) years.  Mr. Randy E. Tornes has nearly thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2012 to August 31, 2013, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2012 to November 1, 2013, the Human Resources Committee held five (5) meetings and at four (4) of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee, except Mr. Allard who was absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the last financial year:

Meeting	Main activities of the Human Resources Committee
October 9, 2012	●	Review of the Business Performance Measures results for the financial year ended August 31, 2012;
	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2012;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2012;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2012;
	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2012;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations;
	●	Review of the Annual Sales Force Achievement.
January 9, 2013	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2012 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation plan for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2012;
	●	Review of the Management Structure;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2012 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan.

March 27, 2013	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2012 and being part of the Short-Term Incentive Plan;
	●	Review of the Key Human Capital Initiatives;
	●	Review of the Management Structure;
	●	Review of the sales compensation;
	●	Review of the compensation study.
June 26, 2013	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2012 and being part of the Short-Term Incentive Plan;
	●	Review of the compensation study;
	●	Review of the Management Structure;
	●	Review of the Key Human Capital Initiatives.
October 8, 2013	●	Review of the Business Performance Measures results for the financial year ended August 31, 2013;
	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2013;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2013;
	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2013;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2013 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2013;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review of the Management Structure;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

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

In 2008, the Corporation engaged Hewitt Associates LLC (now part of Aon-Hewitt) to conduct a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, the Corporation appointed Mercer (Canada) Ltd. (“Mercer”) to review the compensation positioning of the Corporation. Mercer confirmed that the Corporation’s compensation scheme (base salary, short-term compensation, long-term compensation) was aligned with the comparative market but some adjustments were proposed to be made for certain executive officers. Considering the overall economic situation, the adjustments proposed by Mercer were postponed.

In 2010, the Corporation engaged Mercer to conduct a study of the Corporation’s executive compensation plans. The study examined the total compensation including the fix components (i.e., base salary, pension, benefits and perquisites) and the variable components (i.e., short-term and long-term incentives). Mercer’s analysis indicated that adjustments were required primarily to base salary levels and the long-term incentive plan, as well as pension value. Any adjustments were to be made from a total compensation perspective. Mercer suggested modifying the compensation philosophy to progressively align the executive compensation toward a total compensation to the fiftieth percentile for expected performance with an opportunity, conditional on performance, to exceed the fiftieth percentile total compensation (hereinafter in this Annual Report referred to as the “Target Total Compensation”). Further to such recommendations, the Corporation decided to gradually align over the following three (3) years the compensation positioning according to the Target Total Compensation scheme proposed by Mercer for the compensation plans of the financial year starting September 1, 2010 (“Mercer Three Year Compensation Plan”).

In 2011, 2012 and 2013, the Corporation pursued its Mercer Three Year Compensation Plan described above and in 2013 the Corporation also used the most recent publically available salary surveys conducted by Mercer, Aon-Hewitt and Towers Watson actuary firms to adjust, as need be, the compensation plans. Therefore, the Corporation did not conduct any study of the Corporation’s executive compensation plans during those three (3) years. The Corporation is currently conducting such a study of executive officers’ and directors’ compensation with Towers Watson to adjust, as need be, the compensation plans for the financial year started September 1, 2013.

In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2013, this practice continued and certain compensation adjustments were made. Furthermore, the Human Resources Committee, after the evaluation of the share ownership of the CEO, determined that the CEO should no longer receive equity-based compensation within his compensation since the share ownership of the CEO is sufficient and equity-based compensation is no longer reasonably considered as an incentive to performance. Accordingly, the base salary of the CEO will be adjusted for the next four (4) years starting from the financial year started September 1, 2012.

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

For the financial year that ended on August 31, 2013, the Human Resources Committee retained the services of Towers Watson for an analysis on executive officers’ and directors’ compensation.

The Corporation also retained the services of 37-2 Conseil Inc., Aon-Hewitt, Mercer and Towers Watson for services which were not related to executive compensation. The services provided by Aon-Hewitt concerned the access to compensation data for sales employees. The Corporation consulted Mercer for assistance with employees’ benefits. The services provided by 37-2 Conseil Inc. concerned an analysis of the compensation structure of the Corporation and the access to compensation data for employees. The services provided by Towers Watson concerned an analysis on the compensation structure of the sales employees and the access to compensation data for employees. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to 37-2 Conseil Inc., Aon-Hewitt, Mercer and Towers Watson for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2012 and 2013 are as follows:

Type of Fee	Financial 2012 Fees		Percentage of Financial 2012 Fees	Financial 2013 Fees		Percentage of Financial 2013 Fees
Executive Compensation Related Fees	CA$1,780	(1)	3%	CA$58,958	(2)	39%
All Other Fees	CA$57,314		97%	CA$91,300		61%
Total	CA$59,094		100%	CA$150,258		100%

(1)	The aggregate fees paid to Aon-Hewitt and Mercer are $1,545 and $235 respectively.
(2)	The aggregate fees paid to Towers Watson are $58,958.

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

Risk Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2013, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2013, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012 the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2013. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel’s office any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation’s 2013 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2013 executive compensation program.

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

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”), or the Sales Incentive Plan (“SIP”) for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the “Business Performance Measures”) as well as the achievement of individual performance objectives (“Individual Performance Measures”). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2013 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of base salary
Germain Lamonde, CEO	65.0%
Pierre Plamondon, Vice-President, Finance and CFO	37.5%
Stephen Bull, Vice-President, Research and Development	35.0%
Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division	37.0%
Dana Yearian, Vice-President, Sales Americas	89.0%

•	Short-Term Incentive Plan

The STIP awards are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each financial year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measure	Weight	Annual Target	Result (%)
Sales (1)	25%	US$301.5 million	15.0%
EBITDA (2)	20%	US$33.9 million	8.4%
Gross margin (3)	25%	US$190.8 million	13.9%
Quality (3)	20%	0.38%	18.6%
On-time delivery (3)	10%	95%	10.8%
	Total 100%		66.7%

(1)
For sales metric, results will range from nil to 100% of the weight upon attainment of 50% of the annual target up to the annual target and will range from 100% to 150% of the weight from the annual target up to 112.5% of the annual target.

(2)
For EBITDA metric, results will range from nil to 100% of the weight upon attainment of 0% of the annual target up to the annual target and will range from 100% to 150% of the weight from the annual target up to 112.5% of the annual target.

(3)
For gross margin, quality and on-time delivery metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of $95.4M, 0.68% and 87%, respectively, up to the annual target and from 100% to 150% of the weight from the annual target to the maximum threshold of $214.7M, 0.18% and 98%, respectively.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or, the Board of Directors evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2013 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures	Weight (from 0% to 125%)	Result (%)
Financial Objectives
Corporate gross margin	From 0% to 35%	19.78
Corporate EBITDA	From 0% to 25%	11.14
Strategic Contribution
Establishment and implementation of a three (3) year strategic plan and profitability improvement in identified products family	From 0% to 40%	35.00
Management structure	From 0% to 25%	20.00
	Total	85.92

Pierre Plamondon, Vice-President, Finance and CFO
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Financial Objectives	Weight	From 0% to 50%	26.90
Corporate revenues, gross margin, profitability objectives and improving cash flows from operations	30%
Corporate EBITDA	20%
Strategic Contribution	Weight	From 0% to 75%	66.12
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	30%
Maintaining the highest standard and compliance in the Corporation’s financial reporting; internal controls and Corporate Governance; Corporate Development and Risk Management	30%
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s information technology strategic plan	15%
		Total	93.02

Stephen Bull, Vice-President Research and Development
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Financial Objectives	Weight	From 0% to 40%	23.35
Corporate revenues, gross margin and profitability objectives	25%
Corporate EBITDA	15%
Strategic Contribution	Weight	From 0% to 85%	60.18
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	20%
Improving the efficiency and quality of the R&D of the organization	50%
Delivering software quality	15%
		Total	83.53

Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Financial Objectives	Weight	From 0% to 60%	35.43
Corporate revenues, gross margin and profitability objectives	45%
Corporate EBITDA	15%
Strategic Contribution	Weight	From 0% to 65%	52.25
Delivering growth in revenue and gross margin; and improving market differentiation and positioning	20%
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	25%
Improving the positioning of the Corporation and evolution of product competitiveness and brand awareness for an increase in growth and revenue	20%
		Total	87.68

•	The Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward five (5) elements: two (2) elements are shareholder oriented (sales and contribution margins), one (1) is based on personal objectives, one (1) is based on product lines objectives and one (1) is based on specific incentives. The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Dana Yearian, Vice-President Sales Americas
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Commissions (1)	87,638	65,098
Bookings Commissions (2)	67,638	48,205
Product Lines Discretionary Bonus (3)	10,000	6,052
Personal Objective (Quarterly Bonus on Sales) (4)	2,500 (Q1) 2,500 (Q2) 2,500 (Q3) 2,500 (Q4)	5,526
Corporate EBITDA	19,475	9,648
Additional Discretionary Bonus for Strategic Alliances (5)	10,000	‒
	TOTAL	134,529

(1)
The commission rate for the attainment of the contribution margin targets for the territory of the Americas is equal to the incentive target of commission on the contribution margins objectives defined at the beginning of the financial year. Such commission rate is used for all margins up to 100% attainment of the objective and an accelerator is applied after 100% attainment of the objective.

(2)
The compensation rate for the attainment of incentive targets for the territory of the Americas is equal to the Incentive Target of commission on the total bookings quotas defined at the beginning of the financial year. A lower commission rate is applied for less than 70% of the attainment of the bookings quotas. Another rate is applied from 70% to 100% of the attainment of the bookings quotas. An accelerator is applied after attaining 100% of the bookings quotas.

(3)	The compensation for product lines discretionary bonus is based on the achievement within such product lines of business development, efficiency and overall commitment of the Americas sales team.
(4)
The compensation for personal objectives is based on the quarterly achievement of the sales bookings within the territory of the Americas upon attainment of 75% and more of such sales objectives defined at the beginning of the financial year. A commission rate is applied from 50% to 100% of the attainment of the objective. An accelerator is applied after attaining 100% of the objective.

(5)	The compensation for strategic alliances discretionary bonus is based on the achievement within such alliances of business development, efficiency and overall commitment of the Americas sales team.

Long-Term Incentive Compensation

•	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan (the “LTIP”) for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective as of January 2005, the LTIP, is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the CEO who as of August 31, 2012 is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to participating directors, officers, employees and consultants. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2013, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the CEO since the end of the financial year ended August 31, 2012, is entitled to receive annually RSUs in accordance with the following policy:

Name & Position	Grant Levels (1) (% of base salary)
Pierre Plamondon, Vice-President, Finance and CFO	39.8%
Stephen Bull, Vice-President, Research and Development	42.5%
Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division	42.5%
Dana Yearian, Vice-President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

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

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2013, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section “Summary Compensation Table” hereof, all of the NEOs, with the exception of the CEO as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable. At August 31, 2013, there were a total of 201,254 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.37 (CA$5.59) per option.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. At the end of financial year ended August 31, 2013, there were a total of 1,333,092 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$5.11 (CA$5.27) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.4% of the Corporation’s issued and outstanding voting shares as of November 1, 2013. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,436,369 issued and outstanding Subordinate Voting Shares as of November 1, 2013.

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

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2013	October 16, 2012	30,006	5.06	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2013	145,750	5.61
	October 16, 2012	140,404	5.06
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

	April 7, 2010	7,575	5.68
	July 7, 2010	18,963	5.32
August 31, 2009	October 22, 2008	71,003	2.36	50% on each of the third and fourth anniversary dates of the grant.
	January 20, 2009	243,700	3.22
	April 7, 2009	11,000	3.52
	July 8, 2009	3,000	2.99	100% after three (3) years of the grant date.
	January 20, 2009	5,000	3.22	1/3 on the third, fourth and fifth anniversary dates of the grant.

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
	October 22, 2008	216,685	2.36
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	October 22, 2008	135,584	2.36	100% after three (3) years of the grant date if performance is achieved (long-term growth of revenue and profitability). Otherwise 100% vested after five (5) years of the grant date.

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period; or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled “termination and change of control”, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder’s employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses six (6) months after the date of death.

With the exceptions mentioned under the section entitled “termination and change of control”, any RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the Plan, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries: (i) for reasons not related to cause; (ii) because of death or permanent disability; and (iii) retirement.

•	Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted during the financial year ended August 31, 2013 was 316,160 having a weighted average fair value at the time of grant of US$5.31 (CA$5.24) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2013, there were a total of 1,333,092 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$5.11 (CA$5.27) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2013.

During the financial year ended August 31, 2013, the following RSUs were granted to the following NEOs:

Name	RSUs granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting schedule (3)
Pierre Plamondon	19,740	6.24%	5.06	October 16, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Stephen Bull	18,753	5.93%	5.06	October 16, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Étienne Gagnon	17,955	5.68%	5.06	October 16, 2012
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	17,994	5.69%	5.06	October 16, 2012
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
(4)
Those RSUs granted in the financial year ended August 31, 2013 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation’s IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2015; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2015. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2016.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2013:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one (1) individual)	198,439	14.89%	4.42
Board of Directors (five (5) individuals) (1)	–	–	–
Management and Corporate Officers (ten (10) individuals)	623,538	46.77%	4.41

(1)
Four (4) individuals from September 1, 2012 until November 16, 2012, three (3) individuals from November 16, 2012 until February 1, 2013, four (4) individuals from February 1, 2013 to February 12, 2013 and five (5) individuals from February 12, 2013 to August 31, 2013.

•	Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2013. As at August 31, 2013, there were a total of 201,524 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.37 (CA$5.59) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2013:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one (1) individual)	29,160	14.49%	4.61
Board of Directors (one (1) individual)	12,500	6.21%	4.65
Management and Corporate Officers (two (2) individuals)	14,494	7.20%	4.98

•	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation’s DSU plan (the “Deferred Share Unit Plan”) is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

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

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2013 was 23,872. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2013, there were a total of 119,908 DSUs credited and outstanding pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$5.05 (CA$5.37).

During the financial year ended August 31, 2013, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
23,872	4.84	115,540	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2013:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	81,898	68.3%	411,826	5.03

•	Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2013, 23,872 DSUs and 316,160 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 10.4% of the Corporation’s issued and outstanding voting shares as at November 1, 2013. As at November 1, 2013, the number of Subordinate Voting Shares reserved for future issuance is 1,835,543 representing 3% of the Corporation’s issued and outstanding voting shares as at November 1, 2013.

•	Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (the “SAR Plan”), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2010, October 2011, October 2012, January 2013 and October 2013.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one (1) of its subsidiaries.

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

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries (or within thirty (30) days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six (6) months after the date of death.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of ten (10) years following the date of their grant.

No Stock Appreciation Rights (“SARs”) were exercised during the financial year ended August 31, 2013.

During the financial year ended August 31, 2013, 4,100 SARs were granted to employees. As at August 31, 2013, there were 37,224 SARs outstanding.

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

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the “DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO, under which the Corporation may elect to match the employees’ contributions up to a maximum of 3% (2% prior to January 2011) of an employee’s gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to this plan, and expenses for the years ended August 31, 2011, 2012 and 2013 amounted to US$911,000, US$1,178,000 and US$1,165,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2011, 2012 and 2013, the Corporation made aggregate contributions of US$680,000, US$693,000 and US$632,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2013 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation’s executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established Business Performance Measures outlining key performance indicators which are applicable to all employees. You will find more information on such indicators under the heading “Short-Term Incentive Compensation”. These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of early vesting achievement (1)
October 20, 2009	October 21, 2013	52.7%
October 19, 2010	October 21, 2013	3.6%
October 19, 2010	October 21, 2013	0.0%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2013		2012		2011		Three-Year Total
Cash
Base Salary	CA$498,663		CA$441,000		CA$420,000		CA$1,359,663
Short-term incentive	CA$185,866		CA$143,784		CA$216,626		CA$546,276
Equity
Long-term incentive	–		CA$294,001	(1)	CA$280,003	(1)	CA$574,004	(1)
Total Direct Compensation	CA$684,529		CA$878,785		CA$916,629		CA$2,479,943
Pension Value	–		–		–		–
All Other Compensation	–		–		–		–
Total Compensation	CA$684,529		CA$878,785		CA$916,629		CA$2,479,943
Annual Average	–		–		–		CA$826,648
Total Market Capitalization Growth (CA$ millions)	2.1	(2)	(105.6)	(2)	40.8	(2)	(62.7)	(2)
Total Cost as a % of Market Capitalization Growth	32.1%		(0.8)%		2.2%		(4.0)%

(1)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(2)
Includes the redemption of nil, 438,894 and 663,256 Subordinate Voting Shares respectively in financial years 2011, 2012 and 2013 under the normal course issuer bid of the Corporation during these years.

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

For the financial year ending August 31, 2013, we made a significant change to the CEO compensation structure. Following the evaluation of the share ownership of the CEO, it was decided by the Human Resources Committee that the CEO should no longer receive equity-based compensation within his compensation as the share ownership of the CEO has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Summary Compensation Table

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes the US dollar value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- based Awards ($)	Non-equity incentive plan compensation ($)			Pension value ($)	All other compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive plans (2) (4)		Long-term Incentive plans
Germain Lamonde, President and CEO	2013	493,384 (US) 498,663 (CA)	─ ─	(US) (CA)	–	183,899 185,866	(US) (CA)	–	–	–		677,283 (US) 684,529 (CA)
	2012	436,893 (US) 441,000 (CA)	291,263 294,001	(US) (CA)	–	142,446 143,784	(US) (CA)	–	–	–		870,602 (US) 878,785 (CA)
	2011	424,500 (US) 420,000 (CA)	283,003 280,003	(US) (CA)	–	218,947 216,626	(US) (CA)	–	–	–		926,450 (US) 916,629 (CA)
Pierre Plamondon, Vice-President, Finance and CFO	2013	252,673 (US) 255,377 (CA)	97,460 98,502	(US) (CA)	–	58,709 59,337	(US) (CA)	–	–	9,473 9,575	(US) (CA)	418,315 (US) 422,791 (CA)
	2012	245,149 (US) 247,453 (CA)	94,743 95,634	(US) (CA)	–	63,948 64,549	(US) (CA)	–	–	9,431 9,519	(US) (CA)	413,271 (US) 417,155 (CA)
	2011	241,646 (US) 239,085 (CA)	137,305 135,850	(US) (CA)	–	76,569 75,757	(US) (CA)	–	–	8,747 8,654	(US) (CA)	464,267 (US) 459,346 (CA)
Stephen Bull, Vice-President, Research and Development	2013	222,206 (US) 224,584 (CA)	92,587 93,577	(US) (CA)	–	43,356 43,820	(US) (CA)	–	–	6,636 6,707	(US) (CA)	364,785 (US) 368,688 (CA)
	2012	218,129 (US) 220,180 (CA)	84,709 85,505	(US) (CA)	–	42,249 42,646	(US) (CA)	–	–	7,982 8,057	(US) (CA)	353,069 (US) 356,388 (CA)
	2011	216,057 (US) 213,767 (CA)	90,323 93,020	(US) (CA)	–	65,266 64,574	(US) (CA)	–	–	12,819 12,683	(US) (CA)	384,465 (US) 384,044 (CA)
Étienne Gagnon, Vice-President, Physical-Layer and Wireless Division	2013	222,916 (US) 225,301 (CA)	88,647 89,595	(US) (CA)	–	47,193 47,699	(US) (CA)	–	–	5,293 5,350	(US) (CA)	364,049 (US) 367,945 (CA)
	2012	208,852 (US) 210,815 (CA)	79,945 80,697	(US) (CA)	–	44,936 45,358	(US) (CA)	–	–	5,292 5,342	(US) (CA)	339,025 (US) 342,212 (CA)
	2011	203,897 (US) 201,736 (CA)	104,138 107,247	(US) (CA)	–	61,833 61,177	(US) (CA)	–	–	5,535 5,476	(US) (CA)	375,403 (US) 375,636 (CA)
Dana Yearian, Vice-President, Sales — Americas	2013	219,596 (US) 221,946 (CA)	91,050 92,024	(US) (CA)	–	134,529 135,968	(US) (CA)	–	–	7,009 7,084	(US) (CA)	452,184 (US) 457,022 (CA)
	2012	214,240 (US) 216,254 (CA)	83,198 83,980	(US) (CA)	–	149,851 151,260	(US) (CA)	–	–	7,293 7,361	(US) (CA)	454,582 (US) 458,855 (CA)
	2011	208,000 (US) 205,795 (CA)	123,410 122,102	(US) (CA)	–	217,246 214,944	(US) (CA)	–	–	7,350 7,272	(US) (CA)	556,006 (US) 550,113 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013, CA$1.0094 = US$1.00 for the financial year ended August 31, 2012 and CA$0.9894 = US$1.00 for the financial year ended August 31, 2011.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the financial year ended August 31, 2013 (i) ($)		Paid in the first quarter of the financial year ending on August 31, 2014 (i) ($)	Total bonus earned during the financial year ended August 31, 2013 (i) ($)
Germain Lamonde	122,698 124,010	(US) (CA)	61,201 (US) 61,856 (CA)	183,899 185,866	(US) (CA)
Pierre Plamondon	36,181 36,568	(US) (CA)	22,528 (US) 22,769 (CA)	58,709 59,337	(US) (CA)
Stephen Bull	29,755 30,074	(US) (CA)	13,601 (US) 13,747 (CA)	43,356 43,820	(US) (CA)
Étienne Gagnon	30,856 31,186	(US) (CA)	16,337 (US) 16,513 (CA)	47,193 47,699	(US) (CA)
Dana Yearian	95,196 96,215	(US) (CA)	39,333 (US) 39,754 (CA)	134,529 135,968	(US) (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan”, the 401K plan as detailed under section “Compensation Discussion and Analysis – 401K Plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP.

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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2013, if any, including those granted before August 31, 2013.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (1)	Option expiration date	Value (2) of unexercised “in-the-money” options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Germain Lamonde	17,942	4.51 (US) 5.60 (CA)	Feb. 1, 2015	– –	198,439	906,866	–
	11,218	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Pierre Plamondon	5,383	5.13 (US) 6.28 (CA)	Oct. 26, 2014	– –	107,368	490,672	–
	3,653	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –
Stephen Bull	–	–	–	–	86,606	395,789	–
Étienne Gagnon	–	–	–	–	94,401	431,413	–
Dana Yearian	–	–	–	–	107,528	491,403	–

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

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised

“in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised “in-the-money” options is calculated using the option exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No stock options were exercised during the financial year ended August 31, 2013 by the NEOs having outstanding option-based awards of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2013, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2013, if any. In the financial year that ended August 31, 2013, all of the options granted to an NEO were exercisable.

Name	Share-based awards – value vested during the year (US$) (1)	Non-equity incentive plan compensation – Value earned during the year (US$) (2)
Germain Lamonde	144,763	183,899
Pierre Plamondon	42,413	58,709
Stephen Bull	33,271	43,356
Étienne Gagnon	35,018	47,193
Dana Yearian	35,765	134,529

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2013 (as indicated under the “Summary Compensation Table”).

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

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s Vice-President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Stephen Bull, the Corporation’s Vice-President, Research and Development. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bull’s employment without cause, Mr. Bull will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Bull employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Étienne Gagnon, the Corporation’s Vice-President, Physical-Layer and Wireless Division. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Gagnon’s employment without cause, Mr. Gagnon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Gagnon employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice-President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Yearian’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2013, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	2,178,526 2,239,386	(US) (5) (CA)	2,178,526 2,239,386	(US) (CA)	906,866 954,492	(US) (6) (CA)
Pierre Plamondon	556,513 575,194	(US) (CA)	964,862 995,579	(US) (CA)	–
Stephen Bull	457,698 472,443	(US) (CA)	826,997 850,312	(US) (CA)	–
Étienne Gagnon	488,545 505,087	(US) (CA)	825,770 852,559	(US) (CA)	–
Dana Yearian	540,241 559,430	(US) (CA)	1,146,666 1,172,545	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2013 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013.

(3)	“Change of Control” is defined as a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2013 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.
(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2013 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2013 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2013, each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer and fees for meetings as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$50,000	(2)	US$49,471	(3)
Annual Retainer for Lead Director	CA$5,000		US$4,947	(3)
Annual Retainer for Committee Chairman	CA$5,000		US$4,947	(3)
Annual Retainer for Committee Members	CA$3,000		US$2,968	(3)
Fees for all Meetings Attended per day in Person	CA$1,000		US$989	(3)
Fees for all Meetings Attended per day by Telephone	CA$500		US$495	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. Randy E. Tornes is US$50,000 (CA$50,535), as it was for Ms. Susan Spradley.
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013.

In the financial year ended August 31, 2013, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees earned (1) ($)	Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Pierre-Paul Allard	60,884 (US) 61,536 (CA)	–	–	–	–	–	60,884 (US) 61,536 (CA)
Darryl Edwards	63,514 (US) 64,194 (CA)	–	–	–	–	–	63,514 (US) 64,194 (CA)
Pierre Marcouiller (2)	25,257 (US) 25,528 (CA)	–	–	–	–	–	25,257 (US) 25,528 (CA)
Guy Marier	65,796 (US) 66,500 (CA)	–	–	–	–	–	65,796 (US) 66,500 (CA)
Claude Séguin (3)	32,299 (US) 32,645 (CA)	–	–	–	–	–	32,299 (US) 32,645 (CA)
Susan Spradley (4)	12,668 (US) 12,804 (CA)	–	–	–	–	–	12,668 (US) 12,804 (CA)
Randy E. Tornes (5)	32,296 (US) 34,664 (CA)	–	–	–	–	–	34,296 (US) 34,664 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0107 = US$1.00 for the financial year ended August 31, 2013 except for compensation amounts paid to Mr. Pierre-Paul Allard, Ms. Susan Spradley and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees earned
	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	25,000 25,268	(US) (CA)	35,884 36,268	(US) (CA)	60,884 (US) 61,536 (CA)
Darryl Edwards (ii)	24,735 25,000	(US) (CA)	38,779 39,194	(US) (CA)	63,514 (US) 64,194 (CA)
Pierre Marcouiller (ii)	8,932 9,028	(US) (CA)	16,325 16,500	(US) (CA)	25,257 (US) 25,528 (CA)
Guy Marier (ii)	24,735 25,000	(US) (CA)	41,061 41,500	(US) (CA)	65,796 (US) 66,500 (CA)

Name	Fees earned
	DSUs ($) (i)		Cash ($)		Total ($)
Claude Séguin (ii)	13,536 13,681	(US) (CA)	18,763 18,964	(US) (CA)	32,299 (US) 32,645 (CA)
Susan Spradley (ii)	5,220 5,276	(US) (CA)	7,448 7,528	(US) (CA)	12,668 (US) 12,804 (CA)
Randy E. Tornes (ii)	14,444 14,599	(US) (CA)	19,852 20,065	(US) (CA)	34,296 (US) 34,664 (CA)

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

(ii)	Elected to receive 50% of his or her Annual Retainer for Directors in form of DSUs.
(2)	Mr. Marcouiller ceased to be a member of the Board of Directors as at January 10, 2013.
(3)	Mr. Séguin joined our Board of Directors on February 12, 2013.
(4)	Ms. Spradley ceased to be a member of the Board of Directors as at November 16, 2012.
(5)	Mr. Tornes joined our Board of Directors on February 1, 2013.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2013, if any, including awards granted before August 31, 2013.

Name	Outstanding Option-based Awards (Options)				Outstanding Share-based Awards (DSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (1)	Option expiration date	Value (2) of unexercised “in-the-money” options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Pierre-Paul Allard	–	–	–	–	25,669	117,307	–
Darryl Edwards	–	–	–	–	9,239	42,222	–
Pierre Marcouiller (5)	–	–	–	–	38,010	173,706	–
Guy Marier	12,500	4.65 (US) 6.22 (CA)	Mar. 24, 2014	– –	41,181	188,197	–
Claude Séguin	–	–	–	–	2,777	12,691	–
Susan Spradley (6)	–	–	–	–	–	–	–
Randy E. Tornes	–	–	–	–	3,032	13,856	–

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

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised

“in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. For a Canadian resident, the value of unexercised “in-the-money” options is calculated using the option exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(5)	Mr. Marcouiller ceased to be a member of the Board of Directors as at January 10, 2013.
(6)	Ms. Spradley ceased to be a member of the Board of Directors as at November 16, 2012.

Exercised Option-Based Awards

No Directors holding outstanding option-based awards of the Corporation exercised any such options during the financial year ended August 31, 2013.

In the financial year that ended August 31, 2013, all of the options of Directors were exercisable; none of the DSUs of Directors vested with the exception of Ms. Spradley and Mr. Thompson as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2013:

Name	Number of DSUs converted	Aggregate Value Realized (US$) (1)
Susan Spradley (2)	5,386	24,829
David A. Thompson (3)	31,668	145,989

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Ms. Spradley ceased to be a member of the Board of Directors as of November 16, 2012.
(3)	Mr. Thompson ceased to be a member of the Board of Directors as of January 12, 2012.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2013, or that may be issued, under the Corporation’s LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSUs	1,333,092	n/a	(1)	1,997,288
LTIP – Options	201,254	4.37
Deferred Share Unit Plan – DSUs	119,908	n/a	(1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of our Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2013. It assumes that the initial value of the investment in Corporation’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2008. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in each period but the remaining three (3) named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Management Proxy Circulars and this Circular under the section “Summary Compensation Table”.

EXFO’s Stock Performance
(September 1, 2008 to August 31, 2013)

	August 31,
	2008	2009	2010	2011	2012	2013
EXFO Subordinate Voting Shares (CA$)	$100	$71	$127	$140	$102	$103
S&P/TSX Composite Index (CA$)	$100	$82	$90	$96	$90	$95
NEOs’ total compensation (in millions of CA$)	$2.1	$2.3	$2.5	$2.7	$2.5	$2.3

The line graph above reflects that we outperformed the S&P/TSX Composite Index in four (4) of the five (5) years ended August 31, 2013. Our total shareholder return decreased from September 1, 2008 to August 31, 2009 and fell below the Index. However, our shareholder return outperformed the Index for the remaining four (4) years. This four-year period was marked by a significant increase in financial 2010 and 2011, followed by a decline in financial 2012 and a slight increase in financial 2013. Total shareholder return for the Index remained in negative territory during the entire five-year period, while our total shareholder return slightly increased during the same period.

A global recession in 2008 and 2009, the debt crisis in Europe in 2012 as well as ongoing macro-economic uncertainty affected us earlier and more severely than the Index. However, we significantly recovered in financial 2010 and 2011 with record sales and robust earnings, demonstrating the soundness of our growth strategy under adequate market conditions. Due to our size and our market capitalization, our Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart depicts that over the same five-year period, the total level of compensation received by the NEOs generally followed our share performance. The exceptions to this trend were witnessed in financial 2009 and 2013. The following information should be considered when analyzing the chart:

•
Our share performance improved from the financial year that began on September 1, 2009 to the financial year ended August 31, 2011 and decreased from the financial year that began on September 1, 2011 to the financial year ended August 31, 2012. This share performance is aligned with the respective increase and decrease in total compensation received by the NEOs during these periods. Such compensation for the NEOs is therefore aligned with shareholders’ interests.

•
Our share performance weakened in the financial year ended August 31, 2009 due to a significant downturn in the global economy; this share performance was similar to other technology companies. However, total compensation received by NEOs increased during this period, since we were expanding our activities, developing new markets and acquiring new businesses. This expansion significantly increased the complexity of our operations and organization.

•
The increase in the total compensation received by the NEOs in the financial years ended August 31, 2009, 2010 and 2011 is the result of an initiative to gradually close the compensation gap with respect to market rates. This decision was made pursuant to a three-year plan adopted in 2007 based on Mercer and Aon-Hewitt’s recommendations, and a plan adopted in 2010 previously defined herein as the Mercer Three Year Compensation Plan. In addition, total compensation received by the NEOs over the identified periods increased as a result of the additional roles and responsibilities of such individuals due to the increased complexity of our organization and to the addition of new senior executive members with higher compensation.

•
Despite the relative stability of the Corporation’s share price as at August 31, 2013 compared to the previous financial year, total compensation of the NEOs decreased, reflecting financial results below expectations for financial 2013 and aligning compensation with shareholders’ interests.

Total compensation received by the NEOs over the identified period should also be considered with the increase in our annual telecom revenues from US$161.0 million for the financial year ended August 31, 2008 to US$242.2 million for the financial year ended August 31, 2013, which represents an increase of 50%. This significant revenue increase was achieved despite a global economic recession and market uncertainty over the last two years.

Total compensation to NEOs is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation.” Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. We maintain a Directors’ and officers’ liability insurance policy, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by the Corporation’s officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$116,750 from September 30, 2013 to September 30, 2014, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.            Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 9, 2014. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

Not Independent
(Management)

Principal Occupation:
Chairman of the Board of Directors, President and Chief Executive Officer of the Corporation

Germain Lamonde, a founder of EXFO, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test and measurement and systems and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Université Laval in Quebec City, to name a few. Germain Lamonde holds a bachelor's degree in engineering physics from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership	Attendance (1)	Principal Board Memberships
Chairman of the Board of Directors	8/8	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)	Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2)and RSUs (US$)
August 31, 2013	4,171,069 (4)	31,643,000 (5)	198,439	36,012,508	164,577,162
Options Held as at August 31, 2013
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$) (7)
February 1, 2005 December 6, 2005	17,942 11,218	4.51 4.76	17,942 11,218	‒ ‒
Total	29,160	‒

(1)	From September 1, 2012 until November 1, 2013, Mr. Lamonde attended seven (7) meetings in person and one (1) meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

(7)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised

“in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc., a global provider of business collaboration and communications solutions. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Avaya. Prior to joining Avaya in May 2012, Mr. Allard worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada.  In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Tefler School of Management. Pierre-Paul Allard holds a bachelor’s and masters’ degree in Business Administration from the University of Ottawa, Canada.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/8 4/5 4/5 6/7	88% 80% 80% 86%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	8,000	25,669	33,669	153,867
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Avaya Inc. is a global provider of business collaboration and communications solutions.
(2)	From September 1, 2012 until November 1, 2013, Mr. Allard attended five (5) meetings in person and two (2) meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

DARRYL EDWARDS
Weston Under Wetherley Warwickshire, United Kingdom Director since September 2011 Independent Principal Occupation: President and Chief Executive Officer ECI Telecom

Darryl Edwards was appointed a member of our Board of Directors in September 2011. Mr. Edwards is the President and Chief Executive Officer of ECI Telecom, a leading provider of access and transport solutions. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than thirty (30) years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for seventeen (17) years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two (2) of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent thirteen (13) years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder of MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership		Attendance (1)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 4/5 5/5 6/7	100% 80% 100% 86%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2013	–	9,239	9,239	42,222
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	From September 1, 2012 until November 1, 2013, Mr. Edwards attended six (6) meetings in person and two (2) meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

GUY MARIER
Lakefield Gore, Quebec, Canada Director since January 2004 Lead Director from January 2007 until January 2011 Independent Principal Occupation: Executive Consultant

Guy Marier has served as our Director since January 2004. President of Bell Québec between 1999 and 2003, Mr. Marier completed his successful thirty-three (33) year career at Bell (1) as Executive Vice-President of the Project Management Office, before retiring at the end of 2003. From 1988 to 1990, Mr. Marier headed Bell Canada International’s investments and projects in Saudi Arabia and, for the three (3) following years, served as President of Télébec, limited partnership, a member of the Bell group of companies. He then returned to the parent company to hold various senior management positions. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		8/8 5/5 5/5 7/7	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	1,000	41,181	42,181	192,767
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$) (5)	Total Unexercised (#)	Value of Options Unexercised (US$) (6)
March 24, 2004	12,500	4.65	12,500	‒

(1)
Bell is Canada's largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology services to businesses and governments.

(2)	From September 1, 2012 until November 1, 2013, Mr. Marier attended seven (7) meetings in person and one (1) meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the NASDAQ National Market closing price to Canadian dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

(6)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2013. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised “in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

CLAUDE SÉGUIN
Montreal, Quebec, Canada Director since February 2013 Independent Principal Occupation: Senior Vice-President, Corporate Development and Strategic Investments, CGI Group Inc. (1)

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI Group Inc., a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation. Claude Séguin graduated from HEC-Montréal and earned a Master’s and a Ph.D. in public administration from the Syracuse University in New York State.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		4/4 3/3 3/3 4/4	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	–	2,777	2,777	12,691
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	‒

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	Mr. Séguin joined our Board of Directors in February 2013. From February 12, 2013 until November 1, 2013, Mr. Séguin attended four (4) meetings in person and none by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Head of Sales, Juniper Networks (1)

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Head of Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—Organizational Development and Production and Operations Management, from the University of Colorado in Colorado Springs.

Board/Committee Membership		Attendance (2)	Principal Board Memberships
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		4/4 3/3 3/3 4/4	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2013	–	3,032	3,032	13,856
Options Held as at August 31, 2013
Date Granted	Number (#)	Exercise Price (US$)	Total Unexercised (#)	Value of Options Unexercised (US$)
–	–	–	–	‒

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	Mr. Tornes joined our Board of Directors in February 2013. From February 1, 2013 until November 1, 2013, Mr. Tornes attended four (4) meetings in person and none by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2013, which was US$4.57 (CA$4.81). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2013 using the noon buying rate of the Bank of Canada to convert the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

With the exception of Mr. Darryl Edwards (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

(a)
is, as at the date hereof, or has been, within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date hereof, or has been within ten (10) years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

(d)
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

Mr. Darryl Edwards acted as an executive officer of Nortel Networks Corporation (“Nortel”) and its affiliates from 2001 to 2009, most recently acting as President of Global Carrier Sales of Nortel in 2009 and as President, EMEA sales of Nortel from 2006 to 2009. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

From September 1, 20112 through November 1, 2013, the Board met a total of eight (8) times. Each member attended all meetings except Mr. Pierre-Paul Allard who was absent one time and Ms. Susan Spradley who was absent two times.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in March 2005, the Board reviewed and amended the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. The audit committee reviewed the Audit Committee Charter in October 2012 and determined that no amendment was required. As at November 1, 2013, the audit committee is composed of five independent Directors: Pierre-Paul Allard, Darryl Edwards, Guy Marier, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Guy Marier.

From September 1, 2012 through November 1, 2013, the Audit Committee met a total of five (5) times. Each member attended all meetings except Mr. Pierre-Paul Allard and Mr. Darryl Edwards who were absent one time.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2012, the Board reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to our 2012 Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2013, the human resources committee is composed of five (5) independent Directors: Pierre-Paul Allard, Darryl Edwards, Guy Marier, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is Mr. Guy Marier.

From September 1, 2012 through November 1, 2013, the Human Resources committee met a total of five (5) times and all members attended all meetings except Mr. Pierre-Paul Allard who was absent one time.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the manager of investor relations, the manager of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2012 through November 1, 2013, seven (7) meetings of independent Directors without management occurred and all members attended all meetings except Mr. Pierre-Paul Allard, Mr. Darryl Edwards and Ms. Susan Spradley who were absent one time. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

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

We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures. We also amended in January 2013 the Human Resources Committee Charter in order to receive and discuss suggestions from shareholders for potential Directors’ nominees. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director share Ownership Policy. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

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

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Exhibit 11.7 attached to this Annual Report, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com) as mentioned in Exhibit 11.7.

D.            Employees

We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry.

As of November 1, 2013, we had a total of 1,583 employees, down from a total of 1,732 on November 1, 2012. We have 681 employees in Canada, primarily based in Quebec, and 902 employees based outside of Canada. 685 are involved in research and development, 356 in manufacturing, 292 in sales and marketing, 123 in general administrative positions and 127 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only our 88 manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement through “Syndicat des employé(e)s d’EXFO”. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.            Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as at November 1, 2013 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2013				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)			Total Percentage of Voting Power
				“In-the-money” (1)		Out-the-money (2)
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	4,229,358	(4)	14.72	29,160	15.61	–	*	4,258,518	14.81	31,643,000	(5)	100	92.90
Pierre Plamondon	83,629	(6)	*	3,653	1.96	5,383	2.88	92,665	*	–		–	*
Pierre-Paul Allard	8,000		*	–	*	–	*	8,000	*	–		–	*
Darryl Edwards	–		*	–	*	–	*	–	*	–		–	*
Guy Marier	1,000		*	–	*	12,500	6.69	13,500	*	–		–	*
Claude Séguin	–		*	–	*	–	*	–	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Stephen Bull	28,192		*	–	*	–	*	28,192	*	–		–	*
Étienne Gagnon	5,000		*	–	*	–	*	5,000	*	–		–	*
Dana Yearian	34,181		*	–	*	–	*	34,181	*	–		–	*
Other executive officers as a group	26,612		*	2,228	1.19	3,230	1.73	32,070	*	–		–	*
All of our Directors and executive officers as a group	4,415,972		15.37	35,041	18.76	21,113	11.31	4,472,126	15.54	31,643,000		100	92.96

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price at which such securities may be bought from the Corporation. As at November 1, 2013 the market value of a Subordinate Voting Share was US$5.60 or CA$5.85 as applicable.

(2)	“Out-the-money” options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.
(3)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2013 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

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

The following table presents information regarding stock options held as of November 1, 2013 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	17,942 11,218	$4.51 $4.76	February 1, 2015 December 6, 2015
Pierre Plamondon	5,383 3,653	$5.13 $4.76	October 26, 2014 December 6, 2015
Pierre-Paul Allard	−	−	−
Darryl Edwards	−	−	−
Guy Marier	12,500	$4.65	March 24, 2014
Claude Séguin	−	−	−
Randy E. Tornes	−	−	−
Stephen Bull	−	−	−
Étienne Gagnon	−	−	−

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Dana Yearian	−	−	−
Other Executive Officers as a group	3,230 2,228	$5.13 $4.76	October 26, 2014 December 6, 2015

(1)	Underlying securities: subordinate voting shares.
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

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2013.

Name	DSUs				RSUs
	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–		–	–	42,341	(3)	3.58%	3.74
	–		–	–	44,548	(4)	3.76%	6.03
	–		–	–	53,261	(5)	4.50%	5.43
Pierre Plamondon	–		–	–	10,761	(3)	0.91%	3.74
	–		–	–	12,863	(4)	1.09%	6.03
	–		–	–	8,857	(6)	0.75%	6.03
	–		–	–	17,325	(5)	1.46%	5.43
	–		–	–	19,740	(7)	1.67%	5.06
	–		–	–	19,839	(8)	1.68%	5.28
Pierre-Paul Allard	25,669	(9)	21.4%	4.87	–		–	–
Darryl Edwards	9,239	(9)	7.7%	5.35	–		–	–
Pierre Marcouiller	38,010	(9)	31.7%	5.11	–		–	–
Guy Marier	41,181	(9)	34.3%	5.09	–		–	–
Claude Séguin	2,777	(9)	2.3%	4.80	–		–	–
Randy E. Tornes	3,032	(9)	2.5%	4.76	–		–	–
Stephen Bull	–		–	–	9,009	(3)	0.76%	3.74
	–		–	–	10,822	(4)	0.91%	6.03
	–		–	–	4,026	(6)	0.34%	6.03
	–		–	–	15,490	(5)	1.31%	5.43
	–		–	–	18,753	(7)	1.58%	5.06
	–		–	–	17,481	(8)	1.48%	5.28
Étienne Gagnon	–		–	–	9,515	(3)	0.80%	3.74
	–		–	–	10,699	(4)	0.90%	6.03
	–		–	–	6,441	(6)	0.54%	6.03
	–		–	–	14,619	(5)	1.23%	5.43
	–		–	–	17,955	(7)	1.52%	5.06
	–		–	–	17,148	(8)	1.45%	5.28
Dana Yearian	–		–	–	9,766	(3)	0.83%	3.74
	–		–	–	11,470	(4)	0.97%	6.03
	–		–	–	8,857	(6)	0.75%	6.03
	–		–	–	15,322	(5)	1.29%	5.43
	–		–	–	17,994	(7)	1.52%	5.06
	–		–	–	17,676	(8)	1.49%	5.28
Other executive officers as a group	–		–	–	13,300	(3)	1.12%	3.74
	–		–	–	3,200	(10)	0.27%	5.13
	–		–	–	16,530	(4)	1.40%	6.03
	–		–	–	11,272	(6)	0.95%	6.03
	–		–	–	4,600	(11)	0.39%	9.32
	–		–	–	22,566	(5)	1.91%	5.43
	–		–	–	8,321	(17)	0.70%	6.61
	–		–	–	4,000	(12)	0.34%	6.47
	–		–	–	7,576	(15)	0.64%	6.55
	–		–	–	6,330	(16)	0.53%	6.55

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Other executive officers as a group (continued)	–	–	–	1,429	(13)	0.12%	7.06
	–	–	–	65,962	(7)	5.57%	5.06
	–	–	–	2,200	(14)	0.19%	5.61
	–	–	–	66,089	(8)	5.58%	5.28
All of the directors and executive officers as a group	–	–	–	94,692	(3)	8.00%	3.74
	–	–	–	3,200	(10)	0.27%	5.13
	–	–	–	106,932	(4)	9.03%	6.03
	–	–	–	39,453	(6)	3.33%	6.03
	–	–	–	4,600	(11)	0.39%	9.32
	–	–	–	138,583	(5)	11.71%	5.43
	–	–	–	8,321	(17)	0.70%	6.61
	–	–	–	4,000	(12)	0.34%	6.47
	–	–	–	7,576	(15)	0.64%	6.55
	–	–	–	6,330	(16)	0.53%	6.55
	–	–	–	1,429	(13)	0.12%	7.06
	–	–	–	140,404	(7)	11.86%	5.06
	–	–	–	2,200	(14)	0.19%	5.61
	–	–	–	138,233	(8)	11.68%	5.28
Total	119,908	100%	5.05	3,695,953		58.79%	5.35

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

(8)
Those RSUs will vest on the fifth anniversary date of the grant in October 2013 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(9)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(10)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2010.
(11)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2011.
(12)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.
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

(14)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2013.
(15)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.

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

Escrowed Securities

To our knowledge as at November 1, 2013, none of the equity securities of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.            Majors Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2013 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power
Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	4,229,358	14.72%	92.90%
Fiducie Germain Lamonde (3)	1,900,000	6.00%	–	–	5.50%
G. Lamonde Investissements Financiers inc. (4)	29,743,000	94.00%	4,000,000	13.92%	87.33%
EdgePoint Investment Group, Inc.	–	–	3,954,700	13.77%	1.15%
Polar Securities	–	–	2,046,427	7.12%	*
Royce & Associates LLC	–	–	2,017,500	7.02%	*
Brown Investment Advisory, Inc.	–	–	1,591,655	5.54%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2013 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies have maintained majority ownership. Mr. Lamonde converted five million multiple voting shares into subordinate voting shares in fiscal 2011 and sold one million of those subordinate voting shares on the open market. (Only subordinate voting shares can be traded on the open market). According to publicly available information, EdgePoint Investment Group remains EXFO’s second-largest shareholder with 4.0 million subordinate voting shares or 13.8% of the public float. Polar Securities purchased more than 2.0 million subordinate voting shares in fiscal 2013 to become EXFO’s third-largest shareholder with 7.1% of the public float, while Royce & Associates LLC holds 7.0% of the public float (2.0 million shares). Finally, Brown Investment Advisory, holding 1.6 million subordinate voting shares, rounds up the list of investors accounting for more than 5% of the public float (5.5%).

As at November 12, 2013, 28,767,383 subordinate voting shares were outstanding. Approximately 98.04% (28,204,216) of our subordinate voting shares were held in bearer form and the remainder (563,167 subordinate voting shares) was held by 224 record holders. As at November 12, 2013, we believe approximately 61.32% of our outstanding subordinate voting shares were held in the United States.

B.            Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

From September 1, 2013 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.             Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.            Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2013		2012		2011

Export Sales	$216,077	89%	$220,022	88%	$238,757	89%
Domestic Sales	26,073	11	29,944	12	30,986	11
	$242,150	100%	$249,966	100%	$269,743	100%

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

B.            Significant Changes

No significant changes occurred since the date of our annual consolidated financial statements.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2008 to August 31, 2009	4.73	2.13	5.16	2.50
September 1, 2009 to August 31, 2010	6.59	2.81	6.70	3.10
September 1, 2010 to August 31, 2011	12.96	5.28	12.56	5.50
September 1, 2011 to August 31, 2012	8.23	4.56	8.24	4.59
September 1, 2012 to August 31, 2013	5.90	4.00	5.86	4.14

September 1, 2011 to November 30, 2011 (2012 1st Quarter)	8.23	5.38	8.24	5.51
December 1, 2011 to February 29, 2012 (2012 2nd Quarter)	8.01	5.26	7.98	5.40
March 1, 2012 to May 31, 2012 (2012 3rd Quarter)	7.81	5.94	7.80	6.09
June 1, 2012 to August 31, 2012 (2012 4th Quarter)	5.93	4.56	5.89	4.59

September 1, 2012 to November 30, 2012 (2013 1st Quarter)	5.20	4.38	5.10	4.40
December 1, 2012 to February 28, 2013 (2013 2nd Quarter)	5.90	4.51	5.86	4.40
March 1, 2013 to May 31, 2013 (2013 3rd Quarter)	5.65	4.33	5.76	4.40
June 1, 2013 to August 31, 2013 (2013 4th Quarter)	5.05	4.00	5.25	4.14

May 2013	4.84	4.40	4.72	4.45
June 2013	4.54	4.00	4.75	4.14
July 2013	5.07	4.38	5.25	4.33
August 2013	5.01	4.56	5.20	4.72
September 2013	5.52	4.46	5.65	4.67
October 2013	5.70	5.10	5.88	5.35
November 2013	5.60	5.04	5.85	5.27
(until November 12)

C.	Markets

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

On November 12, 2013, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$5.27 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$5.56 per share.

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

 Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 43.4% provided, as we believe to be the case, that we are not a “passive foreign investment company”. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, such dividends should generally constitute foreign source “passive category income” or, in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on dividends received on subordinate voting shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

A U.S. Holder’s initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder’s adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading “Dividends.” Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to a sale, exchange or other disposition of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 23.8%. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

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

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds subordinate voting shares and who, for the purposes of the Income Tax Act (Canada) (the “ITA”), and the Canada-United States Income Tax Convention (1980) (the “Convention”), as applicable and at all relevant times:

•	is resident in the United States and not resident in Canada;
•	holds the subordinate voting shares as capital property;
•	does not have a “permanent establishment” or “fixed base” in Canada, as defined in the Convention; and

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

Market Risk

 Currency Risk

Our functional currency is the Canadian dollar. In addition, we have adopted the US dollar as our reporting currency as it is the most commonly used reporting currency in our industry. We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by certain operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars and forward exchange contracts (US dollars).

We enter into forward exchange contracts to manage the risk of exchange rate fluctuations between the Canadian and the US dollars on cash flows related to anticipated future revenue streams denominated in US dollars. We do not enter into forward exchange contracts for trading or speculative purposes. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

The following table summarizes the forward exchange contracts in effect as at August 31, 2013, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

	Years ending August 31,
	2014	2015	2016

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$22,200	$15,000	$5,000
Weighted average contractual forward rates	1.0280	1.0529	1.0716

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which represents the amount at which they could be settled based on estimated current market rates. The fair value of our forward exchange contracts amounted to net losses of $808,000 as at August 31, 2013.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2013:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$9,728	€2,106
Accounts receivable	33,191	5,284
	42,919	7,390
Financial liabilities
Accounts payable and accrued liabilities	10,355	1,075
Forward exchange contracts (nominal amount)	3,800	–
	14,155	1,075
Net exposure	$28,764	€6,315

The value of the Canadian dollar compared to the US dollar was CA$1.0530 = US$1.00 as at August 31, 2013.

The value of the Canadian dollar compared to the euro was CA$1.3936 = €1.00 as at August 31, 2013.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2013:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by and $2.7 million, or $0.04 per diluted share, as at August 31, 2013.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $870,000 or $0.01 per diluted share, as at August 31, 2013.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $3.0 million as at August 31, 2013.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivatives and non-derivatives financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts our balances of income tax and tax credits recoverable or payable as well as deferred income tax assets and liabilities denominated US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of our cost of sales and operating expenses is denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We have limited exposure to interest risk. We are mainly exposed to interest rate risks through our cash, short-term investments and long-term debt.

Cash

As at August 31, 2013, our cash balances included an amount of $30.4 million that bears interest at a rate of 1.5%.

Short-term investments

Our short-term investments, in the amount of $4.9 million, consist of a commercial paper, denominated in Canadian dollars, bearing interest at an annual rate of 1.2% and maturing in October 2013. Based on market value, the fair value of our short-term investments amounted to $4.9 million as at August 31, 2013.

Due to their short-term maturity of usually three months or less, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at August 31, 2013, our long-term debt, in the amount of $296,000, bears interest at an annual rate of 2.95% and matures in December 2013. The fair value of our long-term debt approximates its carrying value due to its maturity in December 2013.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable, other assets and accounts payable are financial instruments whose carrying value approximates their fair value due to their relatively short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2013, our short-term investments consist of a debt instrument issued by a high-credit quality corporation. This debt instrument is expected to be affected by a significant liquidity risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $766,000 as at August 31, 2013.

In fiscal 2013, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2013 (in thousands of US dollars):

Current	$41,557
Past due, 0 to 30 days	6,210
Past due, 31 to 60 days	2,088
Past due, more than 60 days, less allowance for doubtful accounts of $766	262
Total trade accounts receivable	$50,117

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our financial liabilities as at August 31, 2013 (in thousands of US dollars):

	0-12 months	13-24 months	25-36 months

Accounts payable and accrued liabilities	$25,679	$–	$–
Long-term debt	296	–	–
Forward exchange contracts
Outflow	22,200	15,000	5,000
Inflow	(21,673)	(14,999)	(5,088)
Total	$26,502	$1	$(88)

As at August 31, 2013, we had $50.3 million in cash and short-term investments and $52.9 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $15.6 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $21.9 million for foreign currency exposure related to our forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2013.

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

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2013.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of EXFO’s internal control over financial reporting at August 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Guy Marier, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Marier is independent of management, in accordance with the CSA Standards as described in Item 6C – Board Practices of this Annual Report. For a description of Mr. Marier’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard, Mr. Darryl Edwards, Mr. Claude Séguin and Mr. Randy E. Tornes, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B.	Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to our 2010 Annual Report. In March 2005, the Board updated and adopted the following policies:

•	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
•	Board of Directors Corporate Governance Guidelines;
•	Ethics and Business Conduct Policy;
•	Statement of Reporting Ethical Violations (Whistleblower).

A copy of those policies has been filed respectively as exhibits 11.1 and 11.2 inclusively to our 2010 Annual Report and as exhibits 11.3 and 11.4 to this annual report. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2012 and 2013, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $363,000 and $357,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2012 and 2013, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $129,000 and $99,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements and the IFRS convergence project.

Tax Fees

During the financial years ended August 31, 2012 and 2013, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $200,000 and $110,000, respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2012 and 2013.

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

During the financial year ended on August 31, 2013, 100% of tax fees were approved by the Audit Committee pursuant to this policy. During the financial year ended on August 31, 2013, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On November 7, 2012, we announced the approval of the renewal of the share repurchase program effective from November 12, 2012 to November 11, 2013, by way of a normal course issuer bid on the open market of up to 2,072,721 subordinate voting shares (“2012 NCIB”).

From September 1, 2012 through November 11, 2013, we spent approximately US$3.1 million (including fees) to repurchase 663,256 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From September 1, 2012	‒	‒	‒	‒	171,742
To September 30, 2012
From October 1, 2012	64,200	4.68	4.79	64,200	107,542
To October 31, 2012
From November 1, 2012	96,300	4.62	4.68	96,300	‒
To November 9, 2012
From November 12, 2012	44,623	4.78	4.80	44,623	2,028,098
To November 30, 2012
From December 1, 2012	‒	‒	‒	‒	2,028,098
To December 31, 2012
From January 1, 2013	31,210	5.31	5.32	31,210	1,996,888
To January 31, 2013
From February 1, 2013	‒	‒	‒	‒	1,996,888
To February 28, 2013
From March 1, 2013	‒	‒	‒	‒	1,996,888
To March 31, 2013
From April 1, 2013	157,782	4.64	4.70	157,782	1,839,106
To April 30, 2013
From May 1, 2013	95,192	4.49	4.56	95,192	1,743,914
To May 31, 2013
From June 1, 2013	‒	‒	‒	‒	1,743,914
To June 30, 2013
From July 1, 2013	171,949	4.54	4.74	171,949	1,571,965
To July 31, 2013
From August 1, 2013	2,000	4.72	4.90	2,000	1,569,965
To August 31, 2013
From September 1, 2013	‒	‒	‒	‒	1,569,965
To September 30, 2013
From October 1, 2013	‒	‒	‒	‒	1,569,965
To October 31, 2013
From November 1, 2013	‒	‒	‒	‒	‒
To November 11, 2013
Total	663,256			663,256

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ National Market. A copy of the Corporation’s Corporate Governance Policies are included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibits 11.8 and 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.6 to our 2012 Annual Report on Form 20-F and as Exhibits 11.3, 11.4, 11.5, 11.7, 11.10, 11.11 and 11.12 to this Annual Report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F4 to F-44.

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

4.18	Employment Agreement of Germain Lamonde dated May 29, 2000 (incorporated by reference to Exhibit 10.15 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.19	Employment Agreement of Bruce Bonini dated as of September 1, 2000 (incorporated by reference to Exhibit 4.24 of EXFO’s Annual Report on Form 20-F dated January 18, 2002, File No. 000-30895).
4.20	Employment Agreement of Juan-Felipe Gonzalez dated as of September 1, 2000 (incorporated by reference to Exhibit 4.25 of EXFO’s Annual Report on Form 20-F dated January 18, 2002, File No. 000-30895).

Number	Exhibit
4.21	Employment Agreement of David J. Farrell dated as of December 20, 2000 (incorporated by reference to Exhibit 4.26 of EXFO’s Annual Report on Form 20-F dated January 18, 2002, File No. 000-30895).
4.22	Deferred Profit Sharing Plan, dated September 1, 1998 (incorporated by reference to Exhibit 10.6 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.23	Stock Option Plan, dated May 25, 2000 (incorporated by Reference to Exhibit 10.7 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.24	Share Plan, dated April 3, 2000 (incorporated by reference to Exhibit 10.8 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.25	Directors’ Compensation Plan (incorporated by reference to Exhibit 10.17 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
4.26	Restricted Stock Award Plan, dated December 20, 2000 (incorporated by reference to Exhibit 4.21 of EXFO’s Annual Report on Form 20-F dated January 18, 2001, File No. 000-30895).
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

4.36	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO’s Annual Report on Form 20-F dated November 29, 2005, File No. 000-30895).

Number	Exhibit
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

8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).

Number	Exhibit
11.1
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy.
11.4	Statement of Reporting Ethical Violations (Whistleblower).
11.5	Audit Committee Charter.
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO’s Annual Report on Form 20-F dated November 26, 2012, File No. 000-30895).
11.7	Corporate Governance Practices.
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct.
11.11	Policy Regarding Conflict Minerals.
11.12	Director Share Ownership Policy.
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EXFO INC.

By:           /s/ Germain Lamonde
Name:     Germain Lamonde
Title:       Chairman of the Board, President
and Chief Executive Officer

Date:       November 25, 2013

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at August 31, 2013 and an audit of their 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2013 and August 31, 2012 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International
Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2013 and August 31, 2012 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at
August 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section
"Management's Annual Report on Internal Control over Financial Reporting" included in Item 15 b) of the
Annual Report on Form 20-F.

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

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2013, based on criteria established in Internal Control -
Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers LLP 1

November 25, 2013
Montréal, Quebec, Canada

1 CPA auditor, CA, public accountancy permit No. A115888

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2013	2012
Assets

Current assets
Cash	$45,386	$58,868
Short-term investments (note 6)	4,868	8,236
Accounts receivable (note 6)
Trade	50,117	37,643
Other	2,778	4,283
Income taxes and tax credits recoverable (note 21)	6,525	9,024
Inventories (note 7)	35,705	41,212
Prepaid expenses	2,561	3,800

	147,940	163,066

Tax credits recoverable (note 21)	41,719	38,397
Property, plant and equipment (notes 8 and 23)	45,523	49,848
Intangible assets (notes 9 and 23)	7,543	14,132
Goodwill (notes 9 and 23)	27,313	29,160
Deferred income tax assets (note 21)	10,807	12,080
Other assets	693	–

	$281,538	$306,683
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11)	$26,253	$32,392
Provisions (note 11)	756	952
Income taxes payable	679	917
Current portion of long-term debt (note 13)	296	565
Deferred revenue	9,467	10,583

	37,451	45,409

Deferred revenue	3,932	4,997
Long-term debt (note 13)	–	282
Deferred income tax liabilities (note 21)	3,226	2,105
Other liabilities	477	609

	45,086	53,402
Commitments (note 14)

Shareholders’ equity
Share capital (note 15)	109,837	110,965
Contributed surplus	17,186	17,298
Retained earnings	112,852	111,511
Accumulated other comprehensive income (loss) (note 16)	(3,423)	13,507

	236,452	253,281

	$281,538	$306,683

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Guy Marier
GERMAIN LAMONDE	GUY MARIER
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2013	2012	2011

Sales (note 23)	$242,150	$249,966	$269,743

Cost of sales (1) (note 19)	92,469	91,792	100,296
Selling and administrative (note 19)	88,756	94,139	87,062
Net research and development (note 19)	45,444	49,854	47,927
Depreciation of property, plant and equipment (note 19)	6,028	6,169	6,655
Amortization of intangible assets (note 19)	6,643	7,819	9,183
Changes in fair value of cash contingent consideration (note 12)	–	(311)	(2,685)
Interest and other income	(113)	(131)	(511)
Foreign exchange (gain) loss	(4,082)	657	3,808

Earnings (loss) before income taxes	7,005	(22)	18,008

Income taxes (note 21)	5,664	3,571	8,814

Net earnings (loss) from continuing operations	1,341	(3,593)	9,194

Net earnings from discontinued operations (note 3)	–	–	12,926

Net earnings (loss) for the year	$1,341	$(3,593)	$22,120

Basic and diluted net earnings (loss) from continuing operations per share	$0.02	$(0.06)	$0.15

Basic net earnings (loss) per share	$0.02	$(0.06)	$0.37

Diluted net earnings (loss) per share	$0.02	$(0.06)	$0.36

Basic weighted average number of shares outstanding (000’s)	60,323	60,453	60,000

Diluted weighted average number of shares outstanding (000’s) (note 22)	61,110	60,453	61,488

(1)      The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2013	2012	2011

Net earnings (loss) for the year	$1,341	$(3,593)	$22,120
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(15,830)	(6,875)	19,123
Items that may be reclassified subsequently to net earnings
Reclassification of realized losses on short-term investments in net earnings	─	─	2
Unrealized gains/losses on forward exchange contracts	(1,256)	185	3,413
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(247)	(1,108)	(2,191)
Deferred income tax effect of gains/losses on forward exchange contracts	403	256	(314)

Other comprehensive income (loss)	(16,930)	(7,542)	20,033

Comprehensive income (loss) for the year	$(15,589)	$(11,135)	$42,153

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2011
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2010	$106,126	$18,563	$92,984	$1,016	$218,689
Exercise of stock options (note 15)	1,452	–	–	–	1,452
Reclassification of stock-based compensation costs (note 15)	2,763	(2,763)	–	–	–
Stock-based compensation costs	–	2,217	–	–	2,217
Net earnings for the year	–	–	22,120	–	22,120
Other comprehensive income
Foreign currency translation adjustment	–	–	–	19,123	19,123
Changes in unrealized losses on short-term investments	–	–	–	2	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $314	–	–	–	908	908

Total comprehensive income for the year	–	–	22,120	20,033	42,153

Balance as at August 31, 2011	$110,341	$18,017	$115,104	$21,049	$264,511

	Year ended August 31, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options (note 15)	310	–	–	–	310
Redemption of share capital (note 15)	(1,696)	(540)	–	–	(2,236)
Reclassification of stock-based compensation costs (note 15)	2,010	(2,010)	–	–	–
Stock-based compensation costs	–	1,831	–	–	1,831
Net loss for the year	–	–	(3,593)	–	(3,593)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,875)	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $256	–	–	–	(667)	(667)

Total comprehensive loss for the year	–	–	(3,593)	(7,542)	(11,135)

Balance as at August 31, 2012	$110,965	$17,298	$111,511	$13,507	$253,281

	Year ended August 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 15)	87	–	–	–	87
Redemption of share capital (note 15)	(2,565)	(531)	–	–	(3,096)
Reclassification of stock-based compensation costs (note 15)	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,769	–	–	1,769
Net earnings for the year	–	–	1,341	–	1,341
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(15,830)	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $403	–	–	–	(1,100)	(1,100)

Total comprehensive income (loss) for the year	–	–	1,341	(16,930)	(15,589)

Balance as at August 31, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2013	2012	2011
Cash flows from operating activities
Net earnings (loss) for the year	$1,341	$(3,593)	$22,120
Add (deduct) items not affecting cash
Change in discount on short-term investments	–	45	(42)
Stock-based compensation costs	1,768	1,862	2,256
Depreciation and amortization	12,671	13,988	15,856
Gain on disposal of discontinued operations (note 3)	–	–	(13,212)
Gain on disposal of capital assets	–	–	(568)
Changes in fair value of cash contingent consideration (note 12)	–	(311)	(2,685)
Deferred revenue	(1,266)	(506)	(1,262)
Deferred income taxes	2,951	2,050	7,063
Changes in foreign exchange gain/loss	(1,091)	(1,510)	2,130
	16,374	12,025	31,656
Changes in non-cash operating items
Accounts receivable	(14,765)	7,974	10,066
Income taxes and tax credits	(4,205)	(5,570)	(6,714)
Inventories	2,916	10,879	(8,751)
Prepaid expenses	993	(589)	(232)
Other assets	(703)	–	–
Accounts payable and accrued liabilities and provisions	(2,373)	643	(2,775)
Other liabilities	(258)	(105)	60
	(2,021)	25,257	23,310
Cash flows from investing activities
Additions to short-term investments	(54,489)	(115,886)	(516,674)
Proceeds from disposal and maturity of short-term investments	57,514	152,797	481,945
Additions to capital assets (notes 8 and 9)	(8,026)	(23,849)	(12,164)
Proceeds from disposal of capital assets	–	–	568
Net proceeds from disposal of discontinued operations (note 3)	–	–	22,063
Business combination	–	–	(1,049)
	(5,001)	13,062	(25,311)
Cash flows from financing activities
Bank loan	–	(782)	772
Repayment of long-term debt	(589)	(577)	(619)
Exercise of stock options	87	310	1,452
Redemption of share capital	(3,096)	(2,236)	–
	(3,598)	(3,285)	1,605

Effect of foreign exchange rate changes on cash	(2,862)	1,063	1,058

Change in cash	(13,482)	36,097	662
Cash – Beginning of year	58,868	22,771	22,109
Cash – End of year	$45,386	$58,868	$22,771

Supplementary information
Interest received	$668	$591	$554
Interest paid	$37	$76	$159
Income taxes paid	$1,373	$1,494	$1,878

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

These consolidated financial statements were authorized for issue by the Board of Directors on October 8, 2013.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB). The company has consistently applied the same accounting policies through all periods presented.

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments and available-for-sale investments.

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

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of 12 to 36 months. They generally include the right to unspecified upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Extended warranties

Extended warranties are usually offered to customers for periods of 12 to 48 months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

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

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction; and non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

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

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Other assets	Loans and receivables

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Other liabilities	Other financial liabilities

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

Fair value hierarchy

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet date.

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

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	5 years
Buildings	20 to 60 years
Equipment	3 to 15 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets’ residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships, brand names and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand names, and four and ten years for software. None of the company’s intangible assets was developed internally.

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

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of intangible assets of IAS 38, “Intangible Assets’’, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2012 and 2013, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, “Accounting for Governmental Grants and Disclosures of Governmental Assistance’’, and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings.

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group’s recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU’s fair value less costs to sell and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

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

As at August 31, 2012 and 2013, all significant leases of the company were classified as operating leases.

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

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to basic warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

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

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be recovered or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and deductions can be utilized.

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

Uncertain tax positions

The company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting periods. However, it is possible that at some future date, liabilities in excess of the company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will be recognized in the statement of earnings in the period in which such determination is made.

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

Critical judgments, estimates and assumptions are the following:

Critical judgments

a)	Determination of functional currency

The company operates in multiple countries and generates revenue and incurs expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British Pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of the company and its subsidiaries may require significant judgment. In determining the functional currency of the company and its subsidiaries, management takes into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, management uses its judgment to determine the functional currency.

For the years ended August 31, 2011 and 2012, the company had one foreign operation (NetHawk) having the euro as its functional currency. During the year ended August 31, 2013, following changes in the organizational structure affecting this subsidiary and centralization of certain of its activities into those of the parent company (note 9) and based on the analysis of relevant indicators, management has determined that the functional currency of this subsidiary is now the Canadian dollar. In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, this change has been accounted for prospectively from the date of the change.

b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

During the year ended August 31, 2013, following changes in the organizational structure affecting the NetHawk CGU and centralization of certain of its activities into those of the parent company, management applied judgment in reallocating the goodwill associated with the NetHawk CGU to the parent company’s operations (note 9).  The reallocation of goodwill did not trigger impairment.

Critical estimates and assumptions

a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next 12 months, taking into account changes in demand, technology or market.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company’s non-refundable-long-term tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable-long-term tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 21).

d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from a binding sales agreement in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, the company’s stock price, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, the company uses discounted cash flows. The establishment of discounted cash flows requires the use of estimates and assumptions, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU. Estimates and assumptions used to establish discounted cash flows are described in note 9.

i)	Growth rates

The assumptions used are based on the company’s historical growth, internal budget, expectations of future revenue growth as well as industry and market trends.

ii)	Discount rate

The company uses a discount rate to calculate the present value of estimated future cash flows, which represents its weighted average cost of capital (WACC), plus a premium to take into account specific risks of the CGU, as the case may be.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New IFRS pronouncements and amendments

Adopted during the year

Financial statement presentation

The International Accounting Standard Board (IASB) amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. The company adopted these amendments on September 1, 2012 and classified items of other comprehensive income accordingly.

Issued but not yet adopted

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2013. The company will adopt these amendments on September 1, 2013 and expects their adoption to have no significant impact on its consolidated financial statements.

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

The IASB issued the following standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities”, and IFRS 13, “Fair Value Measurement”. Each of these new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The company will adopt these new standards on September 1, 2013 and does not expect them to have a significant impact on its consolidated financial statements.

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

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

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

3	Discontinued Operations

On October 1, 2010, the company closed the sale of the Life Sciences and Industrial Division for total proceeds of $21,623,000, net of a bank overdraft of $303,000, selling costs of $909,000 and deferred income taxes of $141,000. As such, revenues and expenses were presented as discontinued operations for the year ended August 31, 2011.

The results of the discontinued operations are as follows:

Year ended August 31, 2011 (30 days)

Sales	$1,991
Cost of goods sold and operating expenses	$1,997
Gain from disposal of discontinued operations	$13,212
Net earnings from discontinued operations	$12,926
Basic net earnings from discontinued operations per share	$0.22
Diluted net earnings from discontinued operations per share	$0.21

4	Restructuring charges

In June 2012, the company implemented a restructuring plan to align its cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $2,418,000. During the year ended August 31, 2012, the company recorded charges of $2,329,000 in severance expenses under that plan. The remaining of the expenses of $89,000 was recorded during the year ended August 31, 2013 (note 19).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

●	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
●	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
●	To provide the company’s shareholders with an appropriate return on their investment.

No changes were made in the objectives and policies during the years ended August 31, 2012 and 2013.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income (loss). The capital of the company amounted to $239,774,000 and $239,875,000 as at August 31, 2012 and 2013 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2013

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$45,386	$–	$–	$–	$45,386
Short-term investments	$–	$4,868	$–	$–	$4,868
Accounts receivable	$52,895	$–	$–	$–	$52,895
Other assets	$167	$–	$–	$–	$167
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$25,679	$–	$25,679
Forward exchange contracts	$–	$–	$–	$722	$722
Long-term debt	$–	$–	$296	$–	$296

	As at August 31, 2012

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$58,868	$–	$–	$–	$58,868
Short-term investments	$–	$8,236	$–	$–	$8,236
Accounts receivable	$41,128	$–	$–	$–	$41,128
Forward exchange contracts	$–	$–	$–	$798	$798
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$32,392	$–	$32,392
Long-term debt	$–	$–	$847	$–	$847
Other liabilities	$–	$–	$163	$–	$163

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value

Based on market value, the fair value of short-term investments amounted to $8,236,000 and $4,868,000 as at August 31, 2012 and 2013 respectively.

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets, the long-term debt and other liabilities approximates their carrying value due to their relatively short-term maturities.

The carrying value of forward exchange contracts is equal to fair value, which represents the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $932,000 as at August 31, 2012 and net losses of $808,000 as at August 31, 2013.

Based on the portfolio of forward exchange contracts as at August 31, 2013, the company estimates that the portion of unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $574,000.

As at August 31, 2013, forward-exchange contracts of $574,000 are presented as current liabilities in accounts payable and accrued liabilities and forward-exchange contracts of $148,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. These forward exchange contracts are not yet recorded within sales.

As at August 31, 2012, forward exchange contracts of $798,000 were presented as current assets in other receivable in the balance sheet.

For the years ended August 31, 2011, 2012 and 2013, the company recognized within its sales foreign exchange gains on forward exchange contracts of $2,795,000, $1,125,000 and $380,000 respectively.

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

As at August 31, 2012 and 2013, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2012
September 2012 to August 2013	$23,000	1.0228
September 2013 to August 2014	3,600	1.0439
Total	$26,600	1.0256

As at August 31, 2013
September 2013 to August 2014	$22,200	1.0280
September 2014 to August 2015	15,000	1.0529
September 2015 to August 2016	5,000	1.0716
Total	$42,200	1.0420

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2012 and 2013:

	As at August 31,
	2013		2012

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$9,728	€2,106	$9,781	€1,555
Accounts receivable	33,191	5,284	27,996	4,313
	42,919	7,390	37,777	5,868
Financial liabilities
Accounts payable and accrued liabilities	10,355	1,075	10,564	71
Forward exchange contracts (nominal value)	3,800	–	4,400	–
	14,155	1,075	14,964	71
Net exposure	$28,764	€6,315	$22,813	€5,797

The value of the Canadian dollar compared to the US dollar was CA$0.9863 = US$1.00 and CA$1.0530 = US$1.00 as at August 31, 2012 and 2013 respectively.

The value of the Canadian dollar compared to the euro was CA$1.2438 = €1.00 and CA$1.3936 = €1.00 as at August 31, 2012 and 2013 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2012 and 2013:

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,053,000, or $0.03 per diluted share, and $2,702,000, or $0.04 per diluted share, as at August 31, 2012 and 2013 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $709,000, or $0.01 per diluted share, and $870,000, or $0.01 per diluted share, as at August 31, 2012 and 2013 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $1,575,000 and $2,951,000 as at August 31, 2012 and 2013 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s cost of sales and operating expenses is denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments and long-term debt.

Cash

As at August 31, 2012 and 2013, the company’s cash balances included an amount of $36,166,000 and $30,392,000 that bears interest at a rate of 1.3% and 1.5% respectively.

Short-term investments

Short-term investments consist of the following:

	As at August 31
	2013	2012

Commercial paper denominated in Canadian dollars, bearing interest at an annual rate of 1.2%, maturing in October 2013	$4,868	$–
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 1.1%, maturing in September 2012	–	8,236
	$4,868	$8,236

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at August 31, 2013, the company’s long-term debt, in the amount of $296,000 ($847,000 as at August 31, 2012) bears interest at an annual rate of 2.95% and matures in December 2013 (note 13).

Other financial instruments

Accounts receivable, other assets, accounts payable and accrued liabilities and other liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2013, the company’s short-term investments consist of a debt instrument issued by a (two as at August 31, 2012) high-credit quality corporation. This debt instrument is not expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $583,000 and $766,000 as at August 31, 2012 and 2013 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the years ended August 31, 2012 and 2013, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2013	2012

Current	$41,557	$31,856
Past due, 0 to 30 days	6,210	3,770
Past due, 31 to 60 days	2,088	1,048
Past due, more than 60 days, net of allowance for doubtful accounts of $583 and $766 as at August 31, 2012 and 2013 respectively	262	969
	$50,117	$37,643

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2013	2012

Balance – Beginning of year	$583	$1,245
Addition charged to earnings	323	267
Write-off of uncollectible accounts	(140)	(873)
Recovery of uncollectible accounts	─	(56)
Balance – End of year	$766	$583

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2013
	0-12 months	13-24 Months	25-36 months

Accounts payable and accrued liabilities	$25,679	$ ─	$ ─
Long-term debt	296	─	─
Forward exchange contracts
Outflow	22,200	15,000	5,000
Inflow	(21,673)	(14,999)	(5,088)
Total	$26,502	$1	$(88)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2012
	0-12 months	13-24 months

Accounts payable and accrued liabilities	$32,392	$	─
Long-term debt	565		282
Other liabilities	─		163
Forward exchange contracts
Outflow	23,000		3,600
Inflow	(23,851)		(3,810)
Total	$32,106		$235

As at August 31, 2013, the company had $50,254,000 in cash and short-term investments and $52,895,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $15,640,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $21,908,000 for foreign currency exposure related to its forward exchange contracts (note 10).

7	Inventories

	As at August 31,
	2013	2012

Raw materials	$16,645	$19,786
Work in progress	1,179	1,511
Finished goods	17,881	19,915
	$35,705	$41,212

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, except for the related depreciation and amortization, which are shown separately in operating expenses (note 19).

Inventory write-down amounted to $3,577,000, $3,838,000 and $4,120,000 for the years ended August 31, 2011, 2012 and 2013 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Asset under construction	Total

Cost as at September 1, 2011	$4,705	$18,973	$44,034	$3,255	$2,942	$73,909
Reclassification	‒	2,942	‒	‒	(2,942)	‒
Additions	918	16,419	6,064	804	‒	24,205
Disposals	‒	‒	(2,255)	(1,745)	‒	(4,000)
Foreign currency translation adjustment	(38)	21	119	53	‒	155
Cost as at August 31, 2012	5,585	38,355	47,962	2,367	‒	94,269
Additions	5	866	3,824	167	‒	4,862
Disposals	‒	‒	(6,569)	‒	‒	(6,569)
Foreign currency translation adjustment	(358)	(2,439)	(2,661)	(171)	‒	(5,629)
Cost as at August 31, 2013	$5,232	$36,782	$42,556	$2,363	$ ‒	$86,933

Accumulated depreciation as at September 1, 2011	$1,317	$5,985	$32,470	$2,061	$ ‒	$41,833
Depreciation for the year	10	430	5,411	318	‒	6,169
Disposals	‒	‒	(2,082)	(1,654)	‒	(3,736)
Foreign currency translation adjustment	(10)	(173)	372	(34)	‒	155
Accumulated depreciation as at August 31, 2012	1,317	6,242	36,171	691	‒	44,421
Depreciation for the year	62	664	4,935	367	‒	6,028
Disposals	‒	‒	(6,423)	‒	‒	(6,423)
Foreign currency translation adjustment	(71)	(437)	(2,033)	(75)	‒	(2,616)
Accumulated depreciation as at August 31, 2013	$1,308	$6,469	$32,650	$983	$ ‒	$41,410

Net carrying value as at:
August 31, 2012	$4,268	$32,113	$11,791	$1,676	$ ‒	$49,848
August 31, 2013	$3,924	$30,313	$9,906	$1,380	$ ‒	$45,523

As at August 31, 2012 and 2013, unpaid purchases of property, plant and equipment amounted to $2,896,000 and $231,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2011	$27,215	$7,519	$749	$13,722	$49,205
Additions	128	‒	‒	653	781
Disposals	‒	‒	‒	(53)	(53)
Foreign currency translation adjustment	(1,266)	(937)	(93)	(253)	(2,549)
Cost as at August 31, 2012	26,077	6,582	656	14,069	47,384
Additions	145	‒	‒	515	660
Disposals	‒	‒	‒	(66)	(66)
Foreign currency translation adjustment	(1,349)	(416)	(42)	(1,509)	(3,316)
Cost as at August 31, 2013	$24,873	$6,166	$614	$13,009	$44,662

Accumulated amortization as at September 1, 2011	$14,455	$2,211	$220	$9,418	$26,304
Amortization for the year	4,929	1,351	135	1,404	7,819
Disposals	‒	‒	‒	(19)	(19)
Foreign currency translation adjustment	(262)	(310)	(31)	(249)	(852)
Accumulated amortization as at August 31, 2012	19,122	3,252	324	10,554	33,252
Amortization for the year	4,068	1,285	128	1,162	6,643
Disposals	‒	‒	‒	(51)	(51)
Foreign currency translation adjustment	(1,334)	(258)	(26)	(1,107)	(2,725)
Accumulated amortization as at August 31, 2013	$21,856	$4,279	$426	$10,558	$37,119

Net carrying value as at:
August 31, 2012	$6,955	$3,330	$332	$3,515	$14,132
August 31, 2013	$3,017	$1,887	$188	$2,451	$7,543

Remaining amortization period as at August 31, 2013	1 year	2 years	2 years	3 years

Goodwill

	Years ended August 31,
	2013	2012

Balance – Beginning of year	$29,160	$30,942
Foreign currency translation adjustment	(1,847)	(1,782)
Balance – End of year	$27,313	$29,160

NetHawk, acquired in 2010, was identified as a separate cash generating unit (CGU) and the resulting goodwill, recognized upon the acquisition, was allocated to this CGU.  During the year ended August 31, 2013, changes in the organizational structure of NetHawk’s operations and the centralization of certain of its activities into those of the parent company affected the CGUs of the company, resulting in NetHawk related goodwill being reallocated to the parent company CGU (EXFO CGU), which represents the lowest level at which goodwill is monitored.

In the fourth quarter of fiscal 2013, the company performed its annual goodwill impairment test for its two CGUs, EXFO (formerly NetHawk CGU) and Brix.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the year ended August 31, 2013, the company used a market-based approach (sales multiples) based on recent comparable transactions in its industry, supplemented by an analysis of its enterprise value derived from its market capitalization to assess the recoverable amount of the EXFO CGU. For the years ended August 31, 2011 and 2012, the company used a combination of a market-based approach (sales multiples), based on recent comparable transactions in its industry, and discounted cash flows to assess the recoverable amount of the NetHawk CGU.

For all reporting years, the company used a combination of a market-based approach (sales multiples), based on recent comparable transactions in its industry, and discounted cash flows to assess the recoverable amount of the Brix CGU.

The sales multiple of recent comparable transactions for both CGUs ranged between 1.2 and 4 times sales. These comparable transactions occurred in calendar 2012 and 2013.

Discounted cash flows for the Brix CGU were based on five-year management projections, using a five-year sales compound annual growth rate (CAGR) of 23% and a perpetual growth rate of 2% thereafter. The company used a discount rate of 18%.

As at August 31, 2013, the recoverable amount for both CGUs exceeded their carrying value.

For the purposes of the impairment test, goodwill was allocated as follows to the two CGUs:

	As at August 31,
	2013	2012

EXFO CGU	$10,791	$11,520
Brix CGU	16,522	17,640
Total	$27,313	$29,160

10	Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$14,245,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2013, an amount of CA$637,000 (US$605,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company’s operations for its own selling and purchase requirements. These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

Finally, the company has lines totaling credit of $27,600,000 for the foreign currency risk exposure related to its forward exchange contracts (note 6). As at August 31, 2013, an amount of $5,692,000 was reserved from these lines of credit. These lines of credit are unsecured.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2013	2012

Trade	$10,002	$16,998
Salaries and social benefits	12,883	13,084
Forward exchange contracts (note 6)	574	–
Other	2,794	2,310
	$26,253	$32,392

Provisions

	As at August 31,
	2013	2012

Warranty	$721	$675
Other	35	277
	$756	$952

Changes in the warranty provision are as follows:

	Years ended August 31,
	2013	2012

Balance – Beginning of year	$675	$1,402
Provision	650	861
Settlements	(604)	(1,588)
Balance – End of year	$721	$675

12	Contingent consideration arrangement

In connection with the acquisition of NetHawk Oyj in fiscal 2010, the company had a cash contingent consideration of up to €8,700,000 based on a sales volume of certain NetHawk products over a three-year period ended on December 2012. The company recorded the cash contingent consideration payable at fair value in each balance sheet date based on actual and forecasted sales over the period of the contingent consideration. Changes in the fair value of the cash contingent consideration payable were recorded in the consolidated statements of earnings.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

13	Long-Term Debt

	As at August 31,
	2013	2012

Loan collateralized by assets of NetHawk Oyj denominated in euros (€224), bearing interest at 2.95%, repayable in semi-annual instalments of $296 (€224), maturing in December 2013	$296	$847
Less: current portion	296	565
	$–	$282

14	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through April 2022. Minimum rentals payable under operating leases are as follows:

	As at August 31
	2013	2012

No later than 1 year	$3,845	$3,628
Later than 1 year and no later than 5 years	5,465	4,711
Later than 5 years	517	676
	$9,827	$9,015

For the years ended August 31, 2011, 2012 and 2013, rental expenses amounted to $5,303,000 $4,308,000 and $3,533,000 respectively.

15	Share Capital

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2010	36,643,000	$1	22,936,709	$106,125	$106,126

Conversion of multiple voting shares into subordinate voting shares	(5,000,000)	–	5,000,000	–	–
Exercise of stock options (note 17)	–	–	306,825	1,452	1,452
Redemption of restricted share units (note 17)	–	–	340,974	–	–
Redemption of deferred shares units (note 17)	–	–	37,491	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,763	2,763

Balance as at August 31, 2011	31,643,000	1	28,621,999	110,340	110,341

Exercise of stock options (note 17)	–	–	109,700	310	310
Redemption of restricted share units (note 17)	–	–	418,086	–	–
Redemption of share capital	–	–	(438,894)	(1,696)	(1,696)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,010	2,010

Balance as at August 31, 2012	31,643,000	1	28,710,891	110,964	110,965

Exercise of stock options (note 17)	–	–	30,675	87	87
Redemption of restricted share units (note 17)	–	–	286,426	–	–
Redemption of deferred share units (note 17)	–	–	37,054	–	–
Redemption of share capital	–	–	(663,256)	(2,565)	(2,565)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,350	1,350

Balance as at August 31, 2013	31,643,000	$1	28,401,790	$109,836	$109,837

a)
On November 7, 2011, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 2% of its issued and outstanding subordinate voting shares, representing 575,690 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 10, 2011, and ended on November 9, 2012. All shares repurchased under the bid were cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)
On November 7, 2012, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 12, 2012, and will end on November 11, 2013. All shares repurchased under the bid are cancelled.

16	Accumulated Other Comprehensive Income (loss)

Changes in accumulated other comprehensive incomes (loss) are as follows:

	Foreign currency translation adjustment	Available-for-sale financial instruments	Cash-flow hedge	Accumulate other comprehensive income (loss)

Balance as at September 1, 2010	$–	$(2)	$1,018	$1,016
Foreign currency translation adjustment	19,123	–	–	19,123
Changes in unrealized losses on short-term investments	–	2	–	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	–	908	908

Balance as at August 31, 2011	19,123	–	1,926	21,049
Foreign currency translation adjustment	(6,875)	–	–	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	–	(667)	(667)

Balance as at August 31, 2012	12,248	–	1,259	13,507
Foreign currency translation adjustment	(15,830)	–	–	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	–	(1,100)	(1,100)

Balance as at August 31, 2013	$(3,582)	$–	$159	$(3,423)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

17	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013	2012	2011

Stock-based compensation costs arising from equity-settled awards	$1,769	$1,831	$2,217
Stock-based compensation costs arising from cash-settled awards	(1)	31	39
	$1,768	$1,862	$2,256

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

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2012 and 2013, all stock options outstanding were vested.

The following table summarizes stock option activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013		2012		2011
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	244,354	$5	641,357	$9	1,348,787	$19
Exercised	(30,675)	3	(109,700)	3	(306,825)	5
Forfeited	(2,000)	6	(1,500)	5	(43,541)	14
Expired	(10,425)	5	(285,803)	15	(357,064)	48
Outstanding – End of year	201,254	$6	244,354	$5	641,357	$9
Exercisable – End of year	201,254	$6	244,354	$5	641,357	$9

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of exercise of stock options for the years ended August 31, 2011, 2012 and 2013 was $4.90, $5.84 and $5.08 respectively.

The following table summarizes information about stock options as at August 31, 2013:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Weighted average remaining contractual life
(CA$)		(CA$)
$4.64 to $6.28	201,254	$5.59	1 year

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

The following table summarizes RSU activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013	2012	2011

Outstanding – Beginning of year	1,337,730	1,551,658	1,603,048
Granted	316,160	334,878	350,382
Redeemed	(286,426)	(418,086)	(340,974)
Forfeited	(34,372)	(130,720)	(60,798)
Outstanding – End of year	1,333,092	1,337,730	1,551,658

None of the RSUs outstanding, as at August 31, 2012 and 2013 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2011, 2012 and 2013 amounted to $7.26, $5.90 and $5.31 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2011, 2012 and 2013 was $7.48, $6.07 and $5.15 respectively.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and are redeemed in subordinate voting shares when the Board member ceases to be Director of the company. This plan was approved by the shareholders of the company.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes DSU activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013	2012	2011

Outstanding – Beginning of year	133,090	110,298	135,003
Granted	23,872	22,792	12,786
Redeemed	(37,054)	–	(37,491)
Outstanding – End of year	119,908	133,090	110,298

As at August 31, 2012 and 2013, 31,668 and 38,010 DSUs were redeemable respectively. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2011, 2012 and 2013 amounted to $7.87, $5.86 and $4.84 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2011 and 2013 was $8.68 and $4.94 respectively.

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity for the years ended August 31, 2011, 2012 and 2013:

	Years ended August 31,
	2013		2012		2011

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	33,124	$3	29,124	$3	44,374	$8
Granted	4,100	–	4,000	–	4,500	–
Forfeited	─	─	─	─	(14,750)	5
Expired	─	─	─	─	(5,000)	34
Outstanding – End of year	37,224	$3	33,124	$3	29,124	$3

Exercisable – End of year	22,624	$4	15,787	$4	10,075	$5

The liability arising from stock appreciation rights as at August 31, 2012 and 2013 amounted to $109,000 and $107,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes information about stock appreciation rights as at August 31, 2013:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	12,600	8 years	–
$2.36	9,674	5 years	9,674
$3.74 to $4.65	10,500	3 years	8,500
$6.28 to $6.50	4,450	3 years	4,450
	37,224	5 years	22,624

18	Related Party Disclosures

Compensation of key management personnel

	Years ended August 31,
	2013	2012	2011

Salaries and short-term employee benefits	$3,442	$3,398	$3,643
Restructuring charges	–	177	–
Stock-based compensation costs	907	793	853
	$4,349	$4,368	$4,496

Key management personnel includes senior management and directors.

19	Statements of earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2013	2012	2011

Gross research and development expenses	$54,334	$59,282	$57,226
Research and development tax credits and grants	(8,890)	(9,428)	(9,299)
	$45,444	$49,854	$47,927

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2013	2012	2011
Cost of sales
Depreciation of property, plant and equipment	$1,651	$2,009	$1,975
Amortization of intangible assets	4,027	5,076	6,093
	5,678	7,085	8,068
Selling and administrative expenses
Depreciation of property, plant and equipment	1,100	1,037	1,341
Amortization of intangible assets	1,687	1,806	2,092
	2,787	2,843	3,433
Net research and development expenses
Depreciation of property, plant and equipment	3,277	3,123	3,339
Amortization of intangible assets	929	937	998
	4,206	4,060	4,337
	$12,671	$13,988	$15,838

Depreciation of property, plant and equipment	$6,028	$6,169	$6,655
Amortization of intangible assets	6,643	7,819	9,183
	$12,671	$13,988	$15,838

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2013	2012	2011

Salaries and benefits	$122,433	$127,007	$122,828
Restructuring charges	89	2,329	─
Stock-based compensation costs	1,768	1,862	2,256
	$124,290	$131,198	$125,084

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2013	2012	2011

Cost of sales	$ ─	$264	$ ─
Selling and administrative expenses	─	1,181	─
Net research and development costs	89	884	─
	$89	$2,329	$ ─

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2013	2012	2011

Cost of sales	$226	$248	$224
Selling and administrative expenses	1,160	1,145	1,281
Net research and development expenses	382	469	487
Net earnings from discontinued operations	─	─	264
	$1,768	$1,862	$2,256

20	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which is funding Finnish companies’ high technology, research and innovations. The company’s eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2013, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the statements of earnings. For the years ended August 31, 2011, 2012 and 2013, the company recorded $2,085,000, $1,903,000 and $1,498,000 respectively, under that program in the statements of earnings.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

●	Deferred profit-sharing plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees’ contributions up to a maximum of 3% of an employee’s gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2011, 2012 and 2013, amounted to $911,000, $1,178,000 and $1,165,000 respectively.

●	401K plan

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits, but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2011, 2012 and 2013, the company recorded cash contributions and expenses totaling $680,000, $693,000 and $632,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

21	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2013	2012	2011

Income tax provision at combined Canadian federal and provincial statutory tax rate (27% in 2013 and 2012 and 29% in 2011)	$1,891	$(6)	$5,222

Increase (decrease) due to:
Foreign income taxed at different rates	(249)	285	(402)
Non-taxable (income)/loss	(2,077)	535	(4,102)
Non-deductible expenses	792	1,028	916
Foreign exchange effect of translation of foreign subsidiaries	148	(2,205)	2,541
Recognition of previously unrecognized deferred income tax assets	─	(557)	─
Utilization of previously unrecognized deferred income tax assets	─	─	(61)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,385	4,509	5,111
Other	774	(18)	(411)
	$5,664	$3,571	$8,814

The income tax provision consists of the following:

Current
Current income taxes	$2,713	$1,521	$1,986
Benefit arising from previously unrecognized tax losses and deductible temporary differences	─	─	(61)
	2,713	1,521	1,925

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(1,434)	(1,902)	1,778
Benefit arising from previously unrecognized tax losses and deductible temporary differences	─	(557)	─
	(1,434)	(2,459)	1,778
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,385	4,509	5,111

	2,951	2,050	6,889
	$5,664	$3,571	$8,814

The income tax provision for the discontinued operations is as follows:

Current	$ ‒	$ ‒	$27
Deferred	‒	‒	174
	$ ‒	$ ‒	$201

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2013	2012

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$3,193	$4,002
Deferred income tax assets recoverable after 12 months	7,614	8,078
	10,807	12,080

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	252	108
Deferred income tax liabilities payable after 12 months	2,974	1,997

	3,226	2,105
Deferred income tax assets net	$7,581	$9,975

The changes in deferred income tax assets and liabilities for the year ended August 31, 2012 are as follows:

	Balance as at September 1, 2011	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2012

Deferred income tax assets
Long-lived assets	$4,644	$(211)	$2	$(46)	$4,389
Provisions and accruals	2,925	274	256	(24)	3,431
Deferred revenue	1,983	71		(10)	2,044
Research and development expenses	2,598	(209)	‒	(27)	2,362
Losses carried forward	9,614	(412)	‒	5	9,207

Deferred income tax liabilities
Long-lived assets	(232)	(254)	(2)	(6)	(494)
Research and development tax credits	(9,698)	(1,309)	‒	43	(10,964)
Total	$11,834	$(2,050)	$256	$(65)	$9,975

Classified as follows:
Deferred income tax assets	$16,913				$12,080
Deferred income tax liabilities	(5,079)				(2,105)
	$11,834				$9,975

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2013 are as follows:

	Balance as at September 1, 2012	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2013

Deferred income tax assets
Long-lived assets	$4,389	$(449)	$ ‒	$(201)	$3,739
Provisions and accruals	3,431	213	403	(197)	3,850
Deferred revenue	2,044	(164)	‒	(85)	1,795
Research and development expenses	2,362	(608)	‒	(125)	1,629
Losses carried forward	9,207	(808)	‒	(8)	8,391

Deferred income tax liabilities
Long-lived assets	(494)	45	‒	28	(421)
Research and development tax credits	(10,964)	(1,180)	‒	742	(11,402)
Total	$9,975	$(2,951)	$403	$154	$7,581

Classified as follows:
Deferred income tax assets	$12,080				$10,807
Deferred income tax liabilities	(2,105)				(3,226)
	$9,975				$7,581

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31
	2013	2012

Temporary deductible differences	$205	$270
Losses carried forward	35,914	33,135
Research and development expenses	1,370	2,347

	$37,489	$35,752

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2013, the year of expiry of operating losses and research and development expenses for which no deferred income tax assets were recognized in the balance sheets are as follows by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States	Other

2014	$ ‒	$ ‒	$665	$1,404	$ ‒
2015	‒	1,131	2,650	997	‒
2016	‒	‒	‒	553	‒
2017	‒	‒	4	‒	‒
2018	‒	‒	384	‒	‒
2019	‒	‒	‒	741	‒
2020	‒	‒	8,782	3,470	‒
2021	‒	‒	7,609	10,202	‒
2022	‒	‒	13,192	7,435	‒
2023	‒	‒	8,444	1,972	‒
2024	‒	‒	‒	1,351	‒
2025	‒	‒	‒	1,351	‒
2026	‒	1,021	‒	1,351	‒
2027	‒	1,295	‒	1,351	‒
2028	‒	‒	‒	2,447	‒
2030	11	11	‒	2,713	‒
2031	36	36	‒	109	‒
2032	9	9	‒	‒	‒
2033	45	45	‒	4,920	‒
Indefinite	‒	‒	‒	‒	2,222
	$101	$3,548	$41,730	$42,367	$2,222

Furthermore, as at August 31, 2013, the company had available capital losses in Canada amounting to $64,895,000 at the federal level and $69,028,000 at the provincial level for which no deferred tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2013, non-refundable research and development tax credits recognized in the balance sheet amounted to $42,411,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $275,000,000 (CA$290,000,000) in pre-tax earnings at the Canadian federal level and approximately $11,000,000 at the Canadian provincial level. In order to generate $275,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 16 years, the company needs to generate a pre-tax earnings compound annual growth rate (CAGR) of 5%, which the company believes is probable. The company’s non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2013, the company had deferred income tax assets in the balance sheet in the amount of $10,807,000 mainly in the United States. In order to recover these deferred income tax assets, the company needs to generate $27,000,000 in pre-tax earnings at the United States level. In order to generate $27,000,000 in pre-tax earnings at the United State level over the estimated recovery period of seven years, the company needs to generate a pre-tax earnings CAGR of 9%, which the company believes is probable.

As at August 31, 2013, taxable temporary differences of $7,111,000 were not recognized for taxes that would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

(1)	undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	undistributed profits of its domestic subsidiaries will not be taxable when distributed.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

22	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2013	2012	2011

Basic weighted average number of shares outstanding (000’s)	60,323	60,453	60,000
Plus dilutive effect of (000’s):
Stock options	24	149	266
Restricted share units	648	910	1,106
Deferred share units	115	118	116
Diluted weighted average number of shares outstanding (000’s)	61,110	61,630	61,488

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	75	54	381

For the year ended August 31, 2012, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for that year was calculated using the basic weighted average number of shares outstanding.

23	Segment Information

The company has only one reportable segment.

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2013	2012	2011

United States	$87,145	$83,401	$89,240
Canada	26,073	29,944	30,986
Other	14,910	17,838	17,303
Americas	128,128	131,183	137,529

United Kingdom	13,206	9,862	15,617
Other	53,802	61,449	69,698
Europe, Middle-East and Africa	67,008	71,311	85,315

China	21,778	21,802	28,184
Other	25,236	25,670	18,715
Asia-Pacific	47,014	47,472	46,899
	$242,150	$249,966	$269,743

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2013			As at August 31, 2012

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$34,833	$2,274	$–	$38,436	$2,858	$	−
United States	1,305	186	16,522	1,335	2,067		17,640
Finland	589	4,762	10,791	849	8,265		11,520
India	6,190	42	–	5,866	16		–
China	1,517	25	−	2,094	43		−
Other	1,089	254	−	1,268	883		−
	$45,523	$7,543	$27,313	$49,848	$14,132		$29,160