Form 20-F
period 2014-08-31
EXFO INC.
filed 2014-11-24
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2014; or

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

None

As of August 31, 2014, the registrant had 28,703,750 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

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

Item 4A      Unresolved Staff Comments

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

Item 17.     Financial Statements

Item 18.     Financial Statements

Item 19.     Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.             Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2012, 2013 and 2014 and the consolidated balance sheets data as at August 31, 2013 and 2014 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. Consolidated statement of earnings data for the year ended August 31, 2011 and consolidated balance sheets data as at August 31, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this Annual Report. Consolidated financial statements for the years ended August, 31, 2011, 2012, 2013 and 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report, and “Item 5. Operating and Financial Review and Prospects” of this Annual Report.

	Years ended August 31,
	2014	2013	2012	2011
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$230,806	$242,150	$249,966	$269,743

Cost of sales (1)	86,836	92,469	91,792	100,296
Selling and administrative	86,429	88,756	94,139	87,062
Net research and development	44,846	45,444	49,854	47,927
Depreciation of property, plant and equipment	4,995	6,028	6,169	6,655
Amortization of intangible assets	4,398	6,643	7,819	9,183
Changes in fair value of cash contingent consideration	–	–	(311)	(2,685)
Interest and other income	(326)	(113)	(131)	(511)
Foreign exchange (gain) loss	(1,634)	(4,082)	657	3,808
Earnings (loss) before income taxes	5,262	7,005	(22)	18,008
Income taxes	4,479	5,664	3,571	8,814
Net earnings (loss) from continuing operations	783	1,341	(3,593)	9,194
Net earnings from discontinued operations	–	–	–	12,926
Net earnings (loss) for the year	$783	$1,341	$(3,593)	$22,120
Basic and diluted net earnings (loss) from continuing operations per share	$0.01	$0.02	$(0.06)	$0.15
Basic net earnings (loss) per share	$0.01	$0.02	$(0.06)	$0.37
Diluted net earnings (loss) per share	$0.01	$0.02	$(0.06)	$0.36
Basic weighted average number of shares used in per share calculations (000’s)	60,329	60,323	60,453	60,000
Diluted weighted average number of shares used in per share calculations (000’s)	61,015	61,110	60,453	61,488
Other Consolidated Statements of Earnings Data:
Gross research and development	$52,423	$54,334	$59,282	$57,226
Net research and development	$44,846	$45,444	$49,854	$47,927

	As at August 31,
	2014	2013	2012	2011
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$54,121	$45,386	$58,868	$22,771
Short-term investments	5,726	4,868	8,236	47,091
Total assets	278,031	281,538	306,683	322,355
Long-term debt (excluding current portion)	–	–	282	968
Share capital	111,491	109,837	110,965	110,341
Shareholders’ equity	$231,370	$236,452	$253,281	$264,511

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

B.             Capitalization and Indebtedness

Not Applicable.

C.             Reasons for the Offer and Use of Proceeds

Not Applicable.

D.             Risk Factors

Our business and operating results could continue to be adversely affected by unfavorable macro-economic and market conditions, resulting in reductions of capital and operating expenditures by our customers.

Broad macro-economic weakness previously resulted in sustained periods of decreased demand for our products and services that adversely affected our business and operating results. In fact, many of our customers significantly reduced their capital and operating expenditures as they sought to conserve capital, reduce debt or address uncertainties or changes in their own business models.

The prolonged recovery from the global financial crisis, budget deficits in several key countries, the instability of the geo-political environment in many parts of the world, and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions or economic conditions in key markets, remain uncertain or deteriorate further, it could have a material adverse impact on our business and operating results.

Difficult market conditions in the telecommunications industry persisted in fiscal 2014 due to aforementioned economic conditions and uneven network operator spending, especially in the Americas. We do not know how long these uncertain macro-economic and market conditions will persist, the pace of recovery, and the magnitude of the impact of these market conditions on our business and results of operations. Continued or increasingly adverse economic and market conditions could result in, among other things:

●	difficulty forecasting, budgeting and planning due to the uncertain spending plans of current or prospective customers;
●	increased competition for fewer network projects and sales opportunities;
●	increased pricing pressure that may adversely affect revenue and gross margin;
●	higher cost structure compared to revenue level;
●	increased risk of charges related to excess and obsolete inventories, write-off of deferred tax assets and tax credits, and impairment of intangible assets and goodwill;
●	customers’ financial difficulties and increased difficulty in collecting accounts receivable; and
●	additional restructuring costs.

Our business and operating results could continue to be adversely affected by periods of unfavorable macro-economic and market conditions or the worsening of those conditions, globally or specific to a particular region where we operate, and any resulting reductions in the level of capital and operating expenditures by our customers.

Fluctuations in the exchange rates between the Canadian dollar, US dollar, euro and other currencies may adversely affect our operating results.

Our functional currency is the Canadian dollar. We are exposed to a currency risk as a result of our export of products manufactured in Canada, China and Finland. The majority of these export sales are denominated in US dollars and euros, while a significant portion of our cost of sales, operating expenses and capital expenditures are denominated in Canadian dollars, US dollars and other currencies such as euros, British Pounds, Rupees (India) and Renminbis (China). As a result, even though we partially manage our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian Rupees) and certain operating expenses denominated in currencies other than the Canadian dollar, namely the US dollar and euro, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US dollar-Canadian dollar forward exchange contracts, could result in foreign exchange losses and have a material adverse effect on our operating results.

Foreign exchange rate fluctuations also flow through statement of earnings line items, since a significant portion of our cost of sales and  operating expenses are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.

The market for our business activity ─ namely designing, manufacturing, marketing and selling telecommunications test and service assurance solutions for fixed and mobile networks ─ is rapidly evolving and is marked by intense competition and technical innovation. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the market for telecommunications test and service assurance equipment evolves in response to technical innovations and economic conditions

Main competitors in the test environment include global suppliers like Anritsu Corporation, Danaher Corporation (namely subsidiaries like Tektronix Communications and Fluke Networks) and JDS Uniphase Corporation, as well as other players like AFL Noyse, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance side, we mainly compete against Anritsu Corporation, Empirix, IXIA, JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, Tektronix Communications and Teoco.

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

We may not be able to make the acquisitions or strategic alliances needed for the development of our business and, if we do make such acquisitions or strategic alliances, we may not be able to successfully integrate the acquired businesses, products, technologies and personnel or realize the expected benefits of strategic alliances.

We intend to carefully seek businesses through acquisitions and alliances, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. However, we may not be able to make any such beneficial transactions or a sufficient number of such transactions to meet our strategic goals. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. Our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may also affect our ability to complete such an acquisition. In April 2014, we acquired the assets of ByteSphere, a software company specializing in global IT management and network monitoring solutions. In June 2014, we acquired the business of Aito Technologies, a provider of customer experience analytics for mobile network operators, through an asset purchase deal. Acquisitions or alliances could also distract management’s attention from our day-to-day business and operations. In the event of any future acquisition or strategic alliance, we could, among other things:

●	issue shares that would dilute individual shareholder percentage ownership;
●	incur debt;
●	assume liabilities and commitments;
●	incur significant expenses related to acquisition costs;
●	incur significant expenses related to amortization of additional intangible assets;
●	incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
●	incur losses from operations.

In the event that we complete acquisitions or sign strategic alliances, we may be unable to successfully integrate acquired companies or realize the expected benefits of alliances. Integration risks include, among other things:

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

Ultimately, the failure to make acquisitions or strategic alliances, or the inability to effectively integrate acquisitions and realize the expected benefits of alliances, could disrupt our overall business and harm our financial condition.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

For the fiscal year ended August 31, 2014, customers outside of the United States and Canada accounted for 55.5% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international network operators and network equipment manufacturers, and operate adequate after-sales support internationally.

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

●	fluctuations among currencies;
●	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
●	measures to ensure that we design, implement and maintain adequate and effective controls over our financial processes and reporting in the future;
●	failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
●	difficulties in establishing and enforcing our intellectual property rights;
●	inability to maintain a competitive list of distributors for indirect sales;
●	tariffs and other trade barriers;
●	economic instability in foreign markets;
●	wars, acts of terrorism and political unrest;
●	language and cultural barriers;
●	lack of integration of foreign operations;
●	potential foreign and domestic tax consequences;
●	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
●	longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
●	failure to meet certification requirements.

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

In addition to research and development centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, Boston, United States, and Oulu, Finland, we maintain a software development center in Pune, India. We also manufacture high-volume, low-complexity products at our wholly-owned production facility in Shenzhen, China.

Over the years, we have significantly increased our software development and manufacturing activities in India and China, respectively. There is no assurance that our reliance on software development resources in India and manufacturing personnel in China will enable us to maintain our cost structure at current levels, achieve additional cost savings, or generate greater resource efficiency. Furthermore, our software development and manufacturing efforts abroad involve significant risks in addition to the ones disclosed in other risk factors:

●	difficulty in hiring and retaining appropriate engineering and manufacturing resources due to intense competition for such resources and resulting wage inflation;
●	exposure to misappropriation of intellectual property and proprietary information;
●	heightened exposure to changes in the economic, regulatory, security, and political conditions of these countries;
●	fluctuations in currency exchange rates;
●	changes in tax compliance in India and China;
●	cash management and repatriation of profit; and
●	high inflation rates which could increase our operating costs.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2014, our records indicate that we held the following portfolio of utility patents: 49 actively-maintained granted U.S. patents, 41 granted or validated patents in countries of the European Union, 6 patents in Canada, 8 patents in China, and 3 patents in other jurisdictions. In addition, we have 28 utility patent applications (including provisional applications) pending in the U.S., 2 in Canada, 10 in China, 22 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, and 9 applications in other countries. In addition, there are 2 International Applications under the Patent Cooperation Treaty that have not yet entered the national/regional phase. As of August 31, 2014, our records also indicate that we hold 2 granted “design” patents in each of China and Europe, as well as 10 pending design patent applications, in the United States and several other jurisdictions. We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation, formal Opposition Proceedings, or the like in order to protect our patents and other intellectual property rights or to determine the validity or scope of the proprietary rights of others. Such litigation and Opposition Proceedings can be time-consuming and expensive, regardless of whether we win or lose.

The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or commercial advantage to us. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, distributors and third parties. However, these agreements may be breached or otherwise rendered ineffective and we may not have adequate remedies for any breach or shortfall of these agreements. In any case, others may come to know about our trade secrets through a variety of methods. In addition, the laws of some jurisdictions in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

Our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged or required to be licensed to others.

Our intellectual property rights are important assets for us. Various events outside of our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. Also, the efforts we have undertaken to protect our proprietary rights may not be sufficient or effective.

Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology, or design around the patents owned or licensed by us. We cannot be sure that the steps that we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology, thereby enabling others to copy or use it, we will be less able to differentiate our products and our sales may decline.

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

On the other hand, our cost of sales and operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, as well as depreciation and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our cost of sales and operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales, and cause quarterly fluctuations in our revenue and operating results include, among other things:

●	length of the sales cycle for certain products, especially those that are higher priced and more complex;
●	sales cycle prolonged by lengthy customer acceptance;
●	timing of product launches and market acceptance of our new products for us as well as those of our competitors;
●	our ability to sustain product volumes and high levels of quality across all product lines;
●	timing of shipments for large orders;
●	effect of seasonality on sales and bookings; and
●	losing key accounts and not successfully developing new ones.

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

●	order cancellations or rescheduled delivery dates;
●	pricing changes by our competitors or suppliers;
●	insufficient or excess inventory;
●	variations in the mix between higher and lower-margin products and services;
●	customer bankruptcies and difficulties in collecting accounts receivable;
●	restructuring and impairment charges;
●	foreign exchange rate fluctuations;
●	general economic conditions, including a slowdown or recession;
●	distorted effective tax rate due to non-taxable/deductible elements and unrecognized deferred tax assets; and
●	effects of recent acquisitions of businesses.

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

Effective internal controls are necessary for us to provide reliable and accurate financial information and effectively prevent fraud. We devote significant resources and time to comply with the requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we assess and that our independent auditor attests to the design and operating effectiveness of our internal controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. Furthermore, we cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in the event of acquiring companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As well, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to reduce infrastructure costs. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement newly required or improved controls, difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, could harm our operating results or prevent us from meeting our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

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

We may become involved in various lawsuits and legal proceedings that may substantially increase our costs and harm our business.

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

In addition, the failure of our products to perform to customer expectations could give rise to product liability and warranty claims. We carry insurance for product liability and take accounting reserves for warranty claims that we consider adequate in view of industry practice, but this may not be sufficient to cover all potential liability.

We may also face other types of claims by third parties in relation to the conduct of our business. A successful claim against us for an amount exceeding our policy limits would force us to use our own resources to pay the claim, which could result in a reduction of our cash available for other uses, increase our expenses and have a negative effect on our business, results of operations and financial condition.

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

Our historical operating results reflect substantial benefits from programs sponsored by Canadian federal and provincial governments for the support of research and development activities. In addition, EXFO Oy (formerly NetHawk Oyj), which was acquired in 2010, is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland.  Altogether, research and development tax credits and grants represented 14.5% of our gross research and development expenses for the year ended August 31, 2014.

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

If changes in laws or government policies terminate or adversely modify the Canadian federal and provincial government programs or the Finnish government program, under which we receive the majority of our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities. For example, in March 2012, the Canadian federal government announced a series of measures that, among other things, reduced our Canadian federal tax credit rate on eligible expenses from 20% to 15% starting in calendar 2014. In addition, effective June 2014, our provincial tax credit rate on eligible expenses decreased from 17.5% to 14%.

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

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings/losses among companies and countries which may have different statutory tax rates, by the write off of our deferred tax assets, by the intercompany transfer price used and by changes in tax rules and regulations. We are also subject to income tax and transfer pricing audits in the respective jurisdictions in which we conduct business. We regularly assess the likelihood of adverse outcomes resulting from these audits and review the adequacy of our provisions for income taxes. There can be no assurance that the outcomes of these tax audits will not result in liabilities in excess of our provisions, which can have an adverse impact on our results and financial condition.

Our current principal stockholder has effective control over our business.

As of November 1, 2014, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 92.9% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2014, we held $59.8 million in cash and short-term investments.

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

Our information systems and third-party systems may be vulnerable to damages from computer viruses, natural disasters, unauthorized access, theft of information and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruption, security breach or cyber-attack results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, these events may force us to devote more money and resources in order to protect ourselves against damages caused by these disruptions or security breaches in the future.

Compliance with SEC rules relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in components and/or products we contract to manufacture may contain such “conflict minerals”.

The SEC adopted disclosure requirements under Section 1502 of the Dodd-Frank Act, regarding the source of certain conflict minerals for issuers for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer, which are mined from the Democratic Republic of Congo (“DRC”) and adjoining countries. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as “3TG.” Because we use components which contain tin, tantalum, tungsten or gold, the SEC rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the DRC or an adjoining country (collectively referred to as “covered countries”) and to perform further supply chain due diligence on the source and chain of custody of those minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Our material sourcing is broad based and multi-tiered, and we may not be able to easily verify the origins for all metals used in our products. As a result, the costs of the aforementioned diligence efforts by us and by our suppliers could be significant. In addition, disclosures by us mandated by the new rules which are perceived by the market to be “negative” may cause customers to refuse to purchase our products. We are unable to assess the cost of continuing compliance with this rule, and there can be no assurance that the cost will not have an adverse effect on our business, financial condition or results of operations. The additional disclosure rules were effective for calendar year 2013 and we made our first filing on May 30, 2014.

If we are held liable for the violation of the applicable anti-bribery laws, it could have a material adverse effect on our business.

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

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this “Risk Factors” section. Our stock price will fluctuate based on our financial performance and growth expectations. It can also be affected by public announcements from our competitors and our customers in the telecommunications industry. In addition, turmoil in credit markets and in the broader economy can contribute to share price and volume fluctuations in global stock markets. During fiscal 2014, our closing stock price on NASDAQ ranged from a high of $5.70 per share to a low of $4.13 per share. These aforementioned factors, including volatility often unrelated to the operating performance of our company, may materially affect our stock price in the future.

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

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1,  2013 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On January 8, 2014, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on January 13, 2014 and will end on January 12, 2015. As of November 10, 2014, we had repurchased for cancellation 351,743 shares under that program for an aggregate net purchase price of $1.4 million.

On April 4, 2014, we acquired the assets of ByteSphere LLC, a Boston-area software company specializing in global IT management and network monitoring solutions. This transaction extends our service assurance offering into infrastructure performance visibility through highly scalable device and network element polling. This acquisition is immaterial.

On June 19, 2014, we acquired the assets of Aito Technologies Ltd, a Finnish provider of customer experience analytics for mobile network operators. This acquisition is immaterial.

B.             Business Overview

We are a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

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

We launched 24 new products or major enhancements in fiscal 2014. Key new product introductions in 2014 included, among others, an all-in-one optical and Ethernet test module that accelerates the deployment and troubleshooting of wireless backhaul, small cell and metro Ethernet networks; a monitoring solution designed to offer end-to-end visibility of network infrastructure performance through the distributed polling of  several thousands  of network elements; among the industry’s smallest platform  for high-speed, multi-technology testing in the field; a service assurance solution designed to enable mobile operators to proactively monitor and assure quality of experience of voice-over-LTE (VoLTE) deployments; a tablet-based OTDR series that is designed to simplify and reduce testing time on fixed and mobile networks; and a fully automated fiber inspection probe that is designed to eliminate error risks and reduce fiber connector inspection time by more than 50%.

Industry Background

Market conditions remained challenging in fiscal 2014 as the telecommunications industry faced several headwinds including reduced spending levels among tier-1 network operators, especially in the Americas; merger activity which slowed down deployments mainly in the United States; and project delays on a global basis as network operators weighed major architectural changes to network functions virtualization (NFV) and software defined networking (SDN) technologies.

Against this backdrop, wireline and wireless network operators are faced with a daunting task as the proliferation of smart phones and tablets, coupled with the explosion in video streaming, is driving an exponential increase in data traffic and network complexity. According to Cisco’s Visual Networking Index, global IP traffic will increase nearly threefold from 2013 to 2018, reaching 1.6 zettabytes per year in 2018. (A zettabyte is equal to 1,000 exabytes or 250 billion DVDs). Global mobile traffic, a subset of this larger group, is expected to increase almost 11-fold during the same period, according to Cisco. Consequently, network operators are seeking solutions that help them expand network capacity, deliver new, revenue-generating services and improve quality of experience for subscribers, while reducing the cost of operating their networks.

Growth Strategy

Our long-term goal is to become the market leader in the global telecom test and service assurance industry. Given surging bandwidth demand and the need to better monetize their networks, we believe that wireless and wireline network operators and equipment manufacturers must make considerable investments to network infrastructures.

To achieve our goal, we plan to:

●	Increase our presence with wireless operators;
●	Expand our sales with Tier-1 network operators;
●	Evolve from an instruments to a solutions supplier; and
●	Accelerate profitability.

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

In fiscal 2014, our top customer accounted for 6.1% of our sales and our top three customers represented 11.6%. In comparison, our top customer accounted for 6.1% of sales and our top three customers represented 13.5% in 2013, while our top customer accounted for 4.4% of sales and our top three customers represented 12.0% in 2012.

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

In April 2014, we acquired the assets of ByteSphere, a software company specializing in global IT management and network monitoring solutions. This transaction extends our service assurance offering into infrastructure performance monitoring market through highly scalable device and network element polling technology.

In June 2014, we acquired the assets of Aito Technologies, a provider of customer experience analytics for mobile network operators. We have combined the analytics software capabilities of Aito Technologies with our wireless product portfolio to provide mobile operators with heightened, end-to-end visibility and in-depth troubleshooting capabilities of their 3G and 4G/LTE networks. Both of these asset acquisitions are non-material.

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

Our field-test platforms, namely the FTB-1 Platform, FTB-200 Compact Platform, FTB-500 Platform and newly launched FTB-2 Pro Platform, are at the core of our wireline product portfolio. Our FTB-1 Platform, designed for frontline technicians in the field, is a single-slot, modular platform dedicated to fiber-optic, copper, Ethernet, fiber-to-the-home and multiservice testing applications. Our FTB-200 Compact Platform, conceived for the “super field technician,” holds up to two interchangeable modules that are also fully compatible with our more advanced FTB-500 platform. Test technologies well suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTS), SONET/SDH analyzers up to 10 Gbit/s, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers.

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

Our FTB-2 Pro Platform, released in fiscal 2014, offers the power and scalability of a multi-technology, high-performance unit, but in a smaller form factor. The FTB-2 Pro Platform can host two single-slot test modules, such as an OTDR and Ethernet tester, and characterize transmission rates up to 100 Gbit/s.

All four portable platforms support USB, mobile, Wi-Fi, and Bluetooth connectivity capabilities to efficiently manage testing and reporting operations in the field. These PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment called the FTB Ecosystem. Leveraging platform connectivity, customers can keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements within our EXFO Connect, cloud-based solution. In fiscal 2014, we released EXFO TFv (Test Function Virtualization), a cloud-based test virtualization solution that builds on our EXFO Connect solution and FTB Ecosystem by offering time-based licenses. For example, network operators can test higher transmission rates or different standards by leasing EXFO TFv across selected FTB platforms during a prescribed period. As well, network operators can share software licenses among their fleet of FTB assets to avoid lengthy delays and reduce costs. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Wireless Test Equipment

We offer 2G, 3G and 4G/LTE test solutions mainly for network operator labs. We provide two main product lines for the wireless test and measurement market: simulators and analyzers.

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

In fiscal 2014, we enhanced our protocol analyzer offering by acquiring the assets of Aito Technologies. By combining the analytics software capabilities of Aito Technologies with our protocol analyzers, we provide mobile network operators with contextually relevant analytics and valuable insight to improve end-user quality of experience, enhance network performance and drive operational efficiencies.

EXFO’s network simulators are used by network operators in their pre-deployment labs to simulate real-world, large-scale network traffic and end-user behavior in order to predict network behavior, uncover faults and optimize networks before new wireless network components and/or services are deployed.

Wireline/Wireless Service Assurance Systems

We provide a comprehensive service assurance solution, called the Brix System, for wireline and wireless network operators, as well as for the managed services arms of network equipment manufacturers in support of service-level agreements (SLAs) required by their customers.

The Brix System is a hardware and software solution that delivers real-time, end-to-end quality of service (QoS) and quality of experience (QoE) service monitoring for next-generation IP networks. Built around a distributed architecture, we believe the Brix System enables the successful launch and ongoing profitable operation of Ethernet/IP-based voice, video and data networks and services across wireline and wireless networks.

We believe a competitive advantage of EXFO’s service assurance solution is the ability to implement SLA monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

●	Performance monitoring and analysis;
●	Advanced data correlation and analysis engine;
●	VoIP and VoLTE service assurance;
●	IP/MPLS service assurance;
●	Mobile backhaul and metro Ethernet service assurance;
●	IP video service assurance;
●	Advanced analytics and reports; and
●	Custom solutions and back-office integration services.

The Brix System offers a multi-play capability such that customers can leverage one, several or all of the aforementioned capabilities on a single platform, which we believe delivers significant savings in capital and operating expenditures.

We believe the highly scalable BrixWorx correlation and analysis engine architecture is well suited for the needs of operators’ networks and IP services.  It works together with network-wide monitoring sources — including Brix verifiers, third-party devices and standards-based interfaces — and Brix software applications. In fiscal 2014, we acquired the assets of ByteSphere to complement BrixWorx. ByteSphere’s solutions feature advanced techniques for infrastructure performance management, including network element polling and fault management. The combination of ByteSphere and EXFO’s capabilities provides real-time correlation between network element performance metrics and probe-based service performance metrics. As a result, EXFO can drive the value of this raw data into correlated and actionable insight for customers through advanced analytics and visualization.

BrixWorx conducts network and IP service testing and monitoring, while collecting, storing, correlating and analyzing essential data to produce detailed graphical reports and analytics on end-to-end service performance.

Brix software applications include:

●	BrixCall: Voice quality and performance management;
●	BrixNGN: IP/MPLS and carrier Ethernet (mobile backhaul and metro Ethernet) service quality monitoring;
●	BrixVision: Comprehensive IP video quality and performance management;
●	BrixView: Advanced analytics and business intelligence software; and
●	BrixFlex: Adapted analytics and customized dashboards for integrated operations with operator backoffice and NOC systems.

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

The IQS-600 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO’s wide selection of test modules includes multiservice test solutions covering optical transport network (OTN), Ethernet and SONET/SDN technologies, high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, polarization controllers, optical spectrum analyzers and optical switches.

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

Wireless Test and Solutions
Product Type	Product Line	Typical Application
Protocol Analyzer	PowerHawk & PowerHawk Pro, TravelHawk &TravelHawk Pro	Protocol analysis to verify correct network behavior.
Network Simulator	EAST portfolio, QA 600 & 800 families	Regression and load testing.
Mobile Communications Intelligence Tools	NetHawk F10, NetHawk X6 and NetHawk C2	Intelligence tools for police, armed forces and other governmental organizations to fight organized crime and terrorists.

Research and Development

Our global R&D operations fall under the management of a vice-president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Toronto, Canada, Chelmsford, USA, Oulu, Finland and Pune, India. Gross research and development expenditures in fiscal 2014 totaled $52.4 million compared to $54.3 million in 2013 and $59.3 million in 2012.

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

Product development projects, once they are underway, are managed through a structured process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project’s progress at various stages of its lifecycle. The following are the key review stages of the stage-gate approach:

●	Market study and research feasibility;
●	Product definition;
●	Development feasibility;
●	Development;
●	Qualification; and
●	Transfer to production

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

We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization or distributors supported by regional sales managers. Our main sales offices in the Americas are located in Richardson, Texas, Quebec City, Canada, Toronto, Canada and Mexico D.F., Mexico. They are supplemented by a regional presence in cities across the US, Central and South America, as well as Canada.

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

Sales to customers in the Americas represented 53% of our sales in fiscal 2014, while sales to customers in EMEA and Asia-Pacific accounted for 28% and 19% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 53%, 28% and 19% of our sales, respectively, in 2013, and 52%, 29% and 19% respectively, in 2012.

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

This team’s objective is to ensure customer satisfaction through a flawless business experience and to achieve our long-term mission by providing internal and customer-facing services. Specifically, it fulfills its mission by offering:

●	Customer Relationship Management (CRM) Administration – Business Ownership of our CRM toolset and evolution;
●
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

●
Field Support – Provide expert technical support and deliver product service worldwide. Support our Worldwide Service Centers and directly manage the Service Partner Program. Where applicable, furnish installation and on-site servicing for more complex equipment and applications;

●	Systems Services – Provide pre-sale, delivery, post-sale technical support, and systems actualization of customer’s network monitoring and converged service assurance systems;
●	Education Services – Aggregate expertise, develop material, and deliver free and fee-based training;
●	Professional Services – Provide value-added solution services for our test and system customers.

Manufacturing

Our telecom manufacturing operations consist mainly of material planning, supply-chain management, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our telecom manufacturing activities, which occupy a total of 122,000 square feet, take place at our facility compound in Quebec City, Canada and Shenzhen, China, but we also have facilities in Chelmsford, USA, and Oulu, Finland, for final assembly of service assurance and wireless test equipment, respectively. All our manufacturing operations fall under the supervision of a vice-president.

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

All of our products meet required industry standards, and some of our products address additional voluntary standards, such as those set by Telcordia, formerly Bellcore, IEC, IETF, ETSI and other bodies that issue industry standards. During manufacturing, each product has a specific quality control plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

Our telecom manufacturing operations include the following responsibilities:

●
Production. From production planning to product shipment, our production department is responsible for manufacturing high-quality products on time. Factories are organized in work cells; each cell consists of specialized technicians with equipment and has full responsibility over a product family. Technicians are cross-trained and versatile enough, so that they can carry out specific functions in more than one cell. This allows shorter lead times by alleviating bottlenecks.

●
Manufacturing and Test Engineering. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, metrology, and the quality control and regulatory compliance process. Quality control represents a key element in our manufacturing operations. Quality is assured through product testing at numerous stages in the manufacturing process to ensure that our products meet both stringent industry and customer performance requirements.

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

Our manufacturing operations are subject to environmental laws in various jurisdictions around the world. Our product designs comply with WEEE Directive and RoHS Directive legislation enacted by the European Union regarding, respectively, the disposal of waste electrical and electronic equipment and the restriction of the use of certain hazardous substances in electrical and electronic equipment, for all products exported to Europe. As the world undergoes climate changes, environmental and biodiversity issues have become critical to our society. We obtained ISO 14001 certification in October 2013 and, therefore, started continuous improvement in reducing our environmental footprint.

Sources and Availability of Raw Materials

We use various suppliers to provide parts for the manufacture and support of multiple product lines. Although our intention is to establish at least two sources of supply for materials whenever possible, we obtain certain materials from single or limited source supply arrangements. We may not be able to procure these parts from alternative sources at acceptable prices within a reasonable time; therefore, the loss or interruption of such arrangements could have an impact on our ability to deliver certain products on a timely basis. See Item 3D of this Annual Report under “Risk Factors” ‒ We depend on short-term arrangements with a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results.”

We will continue to reduce the risk of production interruptions and shortages of parts by: (1) selecting and qualifying alternative sources of supplies for key parts whenever possible, and (2) monitoring and maintaining an appropriate supply of key parts.

Seasonality

Historically, we have been subject to seasonality mainly in our second quarter (December, January and February) due to the Christmas holidays and delays in approval of network operators’ spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end spending on the part of network operators. Following the acquisition of NetHawk Oyj in 2010, we are subject to increased seasonality in the fourth quarter (June, July and August), since bookings activity tends to slow down during the summer months, especially in Europe. These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as reliable indicators of future revenue or results of operations.

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

Main competitors in the test and measurement equipment environment include global suppliers like Anritsu Corporation, Danaher Corporation (namely subsidiaries of Danaher: Fluke Networks and Tektronix Communications) and JDS Uniphase Corporation, as well as other players like AFL Noyse, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance side, we mainly compete against Anritsu Corporation, Empirix, IXIA, JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, Tektronix Communications and Teoco. See Item 3D of this Annual Report under “Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy.”

Main competitors in the test environment include global suppliers like Anritsu Corporation, Danaher Corporation (namely subsidiaries like Tektronix Communications and Fluke Networks until the reverse acquisition closes with NetScout Systems, Inc.) and JDS Uniphase Corporation, as well as other players like AFL Noyse, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance side, we mainly compete against Anritsu Corporation, Empirix, IXIA, JDS Uniphase Corporation, NetScout Systems, Inc., Spirent Communications plc, Tektronix Communications and Teoco.

Employees

As at November 1, 2014, we had 1,572 full-time employees compared to 1,583 and 1,732 for the same periods in 2013 and 2012, respectively. Our workforce as of November 1, 2014 included 339 employees in manufacturing, 655 employees in research and development, and 578 employees in sales and marketing as well as general and administrative functions.

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

Our intellectual property and proprietary technology are important to the continued success of our business. Were we to inadequately protect this proprietary technology, our competitive position might be significantly impaired. Nevertheless, there remains a risk that our intellectual property rights, particularly our existing or future patents might be invalidated, circumvented, challenged or required to be licensed to others. Furthermore, others may claim that our products infringe upon their intellectual property rights, or they may infringe our intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

As of August 31, 2014, our records indicate that we held the following portfolio of utility patents: 49 actively-maintained granted U.S. patents, 41 granted or validated patents in countries of the European Union, 6 patents in Canada, 8 patents in China, and 3 patents in other jurisdictions. In addition, we have 28 utility patent applications (including provisional applications) pending in the U.S., 2 in Canada, 10 in China, 22 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, and 9 applications in other countries, as well as 2 International Applications under the Patent Cooperation Treaty that have not yet entered the national/regional phase. The expiration dates of our active issued patents range from 2016 to 2032.

As of August 31, 2014, our records also indicate that we also hold 2 granted “design” patents in each of China and Europe, as well as 10 pending design patent applications, in the United States and several other jurisdictions.

We consider seven of our inventions for which patents have either been granted or are pending to be material. These inventions are:

●
a method and apparatus for improved characterization of loss-inducing “events” along an optical fiber using an Optical Time Domain Reflectometer (OTDR).  This invention describes how, by a judicious combination of OTDR data corresponding to different optical-pulse durations, the location and loss characteristics of an event can be quantified with much better accuracy and/or more rapidly than via conventional approaches.  This invention is offered as an option for almost all of the current EXFO OTDR-based products;

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

Confidentiality and proprietary information agreements with our senior management, employees and others generally stipulate that all confidential information developed or made known to these individuals by us during the course of their relationship is to be kept confidential and not disclosed to third parties, except under specific circumstances. The agreements also generally provide that all intellectual property developed by the individual in the course of rendering services to us belongs exclusively to us. However, these efforts afford only limited protection.

C.             Organizational Structure

As of November 1, 2014, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc.
1985-09-18
(Canada)
Operating
100%
EXFO Asia Pacific PTE Ltd.
2001-01-18
(Singapore)
Operating
100%
EXFO Australia Pty Ltd.
2012-04-03
(Australia)
Operating
100%
EXFO China Limited
2000-04-19
(Hong Kong)
Operating
100%
EXFO Electro-Optical Engineering
India Private Ltd.
2006-11-24 (India)
Operating
100%
EXFO Japan PTE Ltd.
2012-03-26
(Japan)
Operating
100%
EXFO Telecom Equipment
(Shenzhen) Co. Ltd.
2007-04-02 (China)
Operating
100%
NetHawk Solutions Pvt. Ltd.
2006-06-19
(India)
Operating
100%
GAP Optique SA
(Switzerland)
Dissolved 2011-11-01
100%
GEXFO Distribution
Internationale Inc.
1992-12-17 (Quebec)
Holding
2%
98%
EXFO Latin America
Telecommunications SA de CV
2011-07-07 (Mexico)
Operating
100%
EXFO Europe Limited
(formerly Consultronics Europe
Limited) 1988-11-11 (UK)
Operating
100%
EXFO Europe SARL
1994-02-08
(France)
Non-operating
100%
EXFO Financial LLC
2010-02-23
(Delaware)
Operating
100%
EXFO Finland Oy
2010-02-24
(Finland)
Operating
100%
EXFO Oy (formerly NetHawk Oyj)
1985-08-01
(Finland)
Operating
100%
Insinööritoimisto Taipale Oy
1992-08-19
(Finland)
Non-operating
100%
Kaski Group Oy
1999-09-14
(Finland)
Non-Operating
100%
NetHawk France SARL
2001-09-04
(France)
Operating
100%
NetHawk Networks India
Pvt. Ltd. 2005-05-12
(India)
Non-Operating
100%
NetHawk Pte. Ltd.
(Singapore)
Dissolved 2013-05-06
100%
EXFO Germany GmbH
(formerly NetHawk GmbH)
2001-09-04 (Germany)
Operating
100%
EXFO Service Assurance Inc.
(formerly Brix Networks Inc.)
1999-05-26 (Delaware)
Operating
100%
EXFO Sweden Aktiebolag
2008-09-19
(Sweden)
Operating
100%
EXFO USA Inc.
2000-12-07
(Delaware)
Holding
100%
EXFO America Inc.
1992-12-15
(Delaware)
Operating
100%
EXFO Burleigh Products Group
Inc. (formerly Burleigh
Instruments Inc.) (New York)
Dissolved 2013-06-10
100%
Burleigh Automation Inc.
(Delaware)
Dissolved 2012-08-13
100%
NetHawk Corporation
(Delaware)
Dissolved 2013-08-13
100%
Navtel Communications Inc.
(Ontario)
Dissolved 2008-03-26
100%
Navtel Sales Limited
2003-01-07
(Ontario)
Non-Operating
100%
Navtel Deutschland GmbH i.l.
2003-06-05
(Germany)
Non-Operating

D.             Property, Plants and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada, in Concord, Ontario, Canada, in Chelmsford, Massachusetts, United States (EXFO Service Assurance Inc.), in Eastleigh, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Stockholm, Sweden (EXFO Sweden Aktiebolag), in Oulu, Finland (EXFO Oy), in Lappeenranta, Finland (EXFO Oy), and in Richardson, Texas, United States (EXFO America Inc.).

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

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2014.

Location	Use of Space	Square Footage		% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000		90%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, manufacturing, management and administration	129,000	(1)	85%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000		50%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	50,000		0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500		40%	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	29,000		75%	Leased

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, sales management and administration	13,000	70%	Leased
3rd Floor, Building 10 Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126 China	Occupied for manufacturing of products	56,000	90%	Leased
Offices No 102, 602, 603, 604, 701 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	39,960	80%	Owned
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	30,241	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 24, 2014.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

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

Over the years, we expanded our product portfolio into service assurance for next-generation IP (internet protocol) networks and into test equipment for 2G, 3G and 4G/LTE wireless networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software solution that delivers end-to-end, quality of service and quality of experience visibility as well as real-time, Internet Protocol (IP) service monitoring and verification of next-generation IP networks. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across wireline and wireless networks.

Our 2G, 3G and 4G/LTE test portfolio mainly consists of network simulators and protocol analyzers. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Our protocol analyzers analyze mobile network elements in order to validate functionality according to wireless technology specifications, determine whether or not these elements interoperate with each other effectively when combined to form a network, and assess how well the live network performs.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, our products enable network equipment manufacturers and operators to design, deploy, troubleshoot and monitor wireline and wireless networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supported by a software development center in India.

We launched 24 new products or major upgrades in fiscal 2014. Key new product introductions during 2014 included, among others an all-in-one optical and Ethernet test module that accelerates the deployment and troubleshooting of wireless backhaul, small cell and metro Ethernet networks; a monitoring solution that offers end-to-end visibility of network infrastructure performance through the distributed polling of millions of network elements; the industry’s smallest platform for high-speed, multitechnology testing in the field; a service assurance solution that enables mobile operators to proactively monitor and assure quality of experience of voice-over-LTE (VoLTE) deployments; a tablet-based OTDR series that simplifies and reduces testing time on fixed and mobile networks; and a fully automated fiber inspection probe that eliminates error risks and reduces fiber connector inspection time by more than 50%.

We reported sales of $230.8 million in fiscal 2014, which represents a decrease of 4.7% year-over-year from $242.2 million in 2013.

We reported net earnings of $783,000, or $0.01 per diluted share, in fiscal 2014, compared to $1.3 million, or $0.02 per diluted share, in 2013. Net earnings in fiscal 2014 included $4.1 million in after-tax amortization of intangible assets, $1.7 million in stock-based compensation costs and a foreign exchange gain of $1.6 million. Net earnings in fiscal 2013 included $6.4 million in after-tax amortization of intangible assets, $1.8 million in stock-based compensation costs, $0.1 million in after-tax restructuring charges and a foreign exchange gain of $4.1 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain) amounted to $14.4 million, or 6.2% of sales, in fiscal 2014, compared to $17.3 million, or 7.2% of sales, in 2013. See further in this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings.

During the third quarter of fiscal 2014, we acquired the assets of ByteSphere LLC, a Boston-area software company specializing in global IT management and network monitoring solutions. This transaction extends our service assurance offering into infrastructure performance visibility through highly scalable device and network element polling. In addition, in the fourth quarter of fiscal 2014, we acquired assets of Aito Technologies Ltd, a Finnish provider of customer experience analytics for mobile network operators. These two acquisitions are immaterial individually and collectively. The purchase prices were allocated to intangible assets.

On January 8, 2014, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 13, 2014, and will end on January 12, 2015.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars and euros.

In fiscal 2012, 2013 and 2014, no customer accounted for more than 10% of our sales, with our top customer representing 4.4%, 6.1% and 6.1% of our sales respectively.

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

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data (1):	2014	2013	2012	2014	2013	2012
Sales	$230,806	$242,150	$249,966	100.0%	100.0%	100.0%

Cost of sales (2)	86,836	92,469	91,792	37.6	38.2	36.7
Selling and administrative	86,429	88,756	94,139	37.4	36.6	37.7
Net research and development	44,846	45,444	49,854	19.4	18.8	19.9
Depreciation of property, plant and equipment	4,995	6,028	6,169	2.2	2.5	2.5
Amortization of intangible assets	4,398	6,643	7,819	1.9	2.7	3.1
Changes in the fair value of cash contingent consideration	–	–	(311)	–	–	(0.1)
Interest and other income	(326)	(113)	(131)	(0.1)	–	(0.1)
Foreign exchange (gain) loss	(1,634)	(4,082)	657	(0.7)	(1.7)	0.3
Earnings (loss) before income taxes	5,262	7,005	(22)	2.3	2.9	–
Income taxes	4,479	5,664	3,571	2.0	2.3	1.4
Net earnings (loss) for the year	$783	$1,341	$(3,593)	0.3%	0.6%	(1.4)%

Basic and diluted net earnings (loss) per share	$0.01	$0.02	$(0.06)

Other selected information:

Gross margin (3)	$143,970	$149,681	$158,174	62.4%	61.8%	63.3%

Research and development data:
Gross research and development	$52,423	$54,334	$59,282	22.7%	22.4%	23.7%
Net research and development	$44,846	$45,444	$49,854	19.4%	18.8%	19.9%

Restructuring charges included in:
Cost of sales	$–	$–	$264	–%	–%	0.1%
Selling and administrative expenses	$–	$–	$1,181	–%	–%	0.5%
Net research and development expenses	$–	$89	$884	–%	–%	0.4%

Adjusted EBITDA (3)	$14,391	$17,338	$18,372	6.2%	7.2%	7.3%

Consolidated balance sheets data (1):
Total assets	$278,031	$281,538	$306,683
Long-term debt (excluding current portion)	$–	$–	$282

(1)
Consolidated statements of earnings and balance sheets data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (3).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Refer to page 52 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

Fiscal 2014 vs. 2013

In fiscal 2014, our sales decreased 4.7% to $230.8 million, compared to $242.2 million in 2013, while our bookings increased 3.0% year-over-year to $240.4 million in 2014 from $233.5 million in 2013, for a book-to-bill ratio of 1.04 (0.96 in 2013).

The year-over-year decrease in sales in fiscal 2014 compared to 2013 is mainly explained by the timing and nature of orders received in fiscal 2014, which resulted in a significant increase in our backlog at the end of 2014 compared to 2013. In fact, some orders received in fiscal 2014 were not shipped and/or recognized in sales due to the timing and/or nature of these orders, as in some cases, they involved large systems for which revenue recognition is dependent on installation and customer acceptance.

More precisely, in fiscal 2014, most of the year-over-year decrease in sales in dollars comes from the first half of the year in the Americas, as market conditions in this region proved to be challenging during that period due to order delays and lower spending levels, especially among key customers. Although in the second half of fiscal 2014 we benefited from projects and strategic initiatives that had been pushed out later in fiscal 2014, as well as from late budget approvals from key customers, and we reported a year-over-year increase in sales and bookings during that period, it was not enough to offset the sales decrease attributable to the Americas region in the first half of the year.

In addition to the above-mentioned explanations, during the first half of fiscal 2013, we had benefited from some calendar year-end budget spending on the part of network operators in the Americas, but we did not benefit from such spending in the first half of fiscal 2014 due to the tight budget control during this period, thereby reducing our sales year-over-year. The magnitude of calendar year-end budget spending can fluctuate year-over-year.

Sales to Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) in 2014 also decreased year-over-year, which again is mostly attributable to a timing issue, as bookings have in fact increased year-over-year in both regions.

Furthermore, in fiscal 2014, increased pricing pressure worldwide had a negative impact on our sales and bookings year-over-year.

Finally, we recorded foreign exchange losses of $909,000 on our forward exchange contracts in 2014, compared to foreign exchange gains of $380,000 in 2013, which lowered our sales 0.5% year-over-year.

Overall, over the last four semesters, bookings amounted to $117.7 million, $115.8 million, $116.6 million and $123.8 million respectively, showing a return to growth mode.

Fiscal 2013 vs. 2012

In fiscal 2013, our sales decreased 3.1% to $242.2 million, compared to $250.0 million in 2012, and our bookings decreased 4.6% year-over-year to $233.5 million from $244.8 million in 2012, for a book-to-bill ratio of 0.96 in 2013.

In fiscal 2013, market conditions in the telecommunications industry were difficult due to an uncertain macro-economic environment, marked by challenging end-markets in several European countries and uneven network operator spending in the Asia-Pacific region while investments in the Americas have been more robust. Moreover, operators tried to monetize their investments in next-generation fixed and mobile networks as data revenue growth was not keeping pace with the required level of expenditures. Consequently, network operators reassessed their business models and spending levels in efforts to improve profitability.

In addition, in fiscal 2013, we faced increased competition and pricing pressure compared to 2012, which reduced our sales and bookings year-over-year.

Furthermore, in fiscal 2013, calendar year-end budget spending from network operators was even more limited than the previous year, which reduced our sales and bookings for that year, compared to 2012.

Finally, in fiscal 2013, we recorded in our sales, foreign exchange gains of $380,000 on our forward exchange contracts, compared to $1.1 million in 2012, which contributed to a 0.3% decrease in sales year-over-year.

However, in the second half of fiscal 2013, we witnessed some improvements in the United States as we delivered year-over-year sales growth in this area in 2013 based in part on 4G/LTE and 100G deployments.

In fiscal 2013, we also shipped large orders of our MaxTester 635 Copper, DSL and Multiplay Test Set to two tier-1 operators. We did not recognize such large orders in fiscal 2012.

Geographic Distribution

In fiscal 2013 and 2014, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 53%, 28% and 19% of sales respectively, compared to 52%, 29% and 19% respectively in 2012.

GROSS MARGIN (non-IFRS measure – refer to page 52 of this document)

Gross margin amounted to 62.4%, 61.8% and 63.3% of sales in fiscal 2014, 2013 and 2012 respectively.

Fiscal 2014 vs. 2013

The increase in our gross margin in fiscal 2014 compared to 2013 can be explained by the following factors.

In fiscal 2014, our gross margin was favorably affected by product mix, including some software-intensive products with higher margins. Namely, in fiscal 2013, we shipped large orders of lower-margin copper-access test solutions, which negatively affected our gross margin for that year. We did not have such orders in the same period this year.

However, the following factors partly offset the increase in our gross margin year-over-year.

In fiscal 2014, a lower sales volume compared to 2013 (4.7%), resulted in lower absorption of our fixed manufacturing costs, which decreased our gross margin year-over-year.

In addition, increased pricing pressure in fiscal 2014, compared to 2013, had a negative impact on our gross margin year-over-year.

Furthermore, in fiscal 2014, we recorded an inventory write-off of $4.6 million, compared to $4.1 million in 2013. This represents a negative impact of 0.3% on our gross margin year-over-year.

Finally, in fiscal 2014, we recorded in our sales foreign exchange losses of $909,000 on our forward exchange contracts, compared to foreign exchange gains of $380,000 in 2013, which contributed to decrease our gross margin 0.1% year-over-year.

Fiscal 2013 vs. 2012

The decrease in our gross margin in fiscal 2013, compared to 2012, can be explained by the following factors.

In fiscal 2013, our gross margin was unfavorably affected by our product mix. Namely, in fiscal 2013, we shipped large orders of lower-margin copper-access test solutions.

In addition, increased pricing pressure in fiscal 2013, compared to 2012, had a negative impact on our gross margin year-over-year.

Furthermore, a lower sales volume in fiscal 2013 compared to 2012 (3.1%), resulted in lower absorption of our fixed manufacturing costs, which resulted in a lower gross margin year-over-year.

Also, in fiscal 2012, our warranty expenses were lower, compared to 2013; this resulted in a positive impact on our gross margin in fiscal 2012.

In addition, in fiscal 2013, due to the decrease in the value of the Canadian dollar versus the US dollar, we reported lower gains on our forward exchange contracts in our sales, compared to 2012, which negatively affected our gross margin year-over-year.

Finally, the decrease in the value of the Canadian dollar, compared to the US dollar, had a negative impact on our gross margin in fiscal 2013, compared to 2012; in fact, our procurement costs increased as the Canadian dollar decreased, compared to the US dollar, since a significant portion of our raw material purchases are denominated in US dollars and our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

However, in fiscal 2013, a larger portion of our sales came from products manufactured in our facilities in China compared to 2012, thus partly offsetting the year-over-year decrease in our gross margin; those products have a lower cost of goods than those manufactured in our facilities in Canada and Finland.

Also, in fiscal 2012, we recorded $264,000 in restructuring charges in the cost of sales (nil in 2013), which negatively affected our gross margin for that year (0.1%).

Outlook for Fiscal 2015

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, and our tight control on costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to our products mix and sales fluctuations. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customer mix, under-absorption of fixed manufacturing costs, increases in product offerings by other suppliers in our industry, as well as unfavorable exchange rates.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $86.4 million, $88.8 million and $94.1 million for fiscal 2014, 2013 and 2012 respectively. As a percentage of sales, selling and administrative expenses amounted to 37.4%, 36.6% and 37.7% for fiscal 2014, 2013 and 2012 respectively.

Fiscal 2014 vs. 2013

In fiscal 2014, despite inflation and salary increases, our selling and administrative expenses decreased, compared to 2013, due to tight control on expenses and the increase in the average value of the US dollar, compared to the Canadian dollar as a portion of these expenses are incurred in this currency and we report our results in US dollars.

In addition, in fiscal 2014, commission expenses to our sales channels were lower compared, to 2013, due to a lower sales volume year-over-year.

In fiscal 2014, although our selling and administrative expenses decreased in dollars year-over-year, they increased as a percentage of sales as our sales decreased year-over-year and a large portion of these expenses are relatively fixed in the short term.

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

Outlook for Fiscal 2015

For fiscal 2015, we expect our selling and administrative expenses to decrease as a percentage of sales and range between 34% and 36%. However, any increase in the strength of the Canadian dollar and the euro versus the US dollar in the upcoming quarters would cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in these currencies and we report our results in US dollars.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $52.4 million, $54.3 million and $59.2 million for fiscal 2014, 2013 and 2012 respectively. As a percentage of sales, gross research and development expenses amounted to 22.7%, 22.4% and 23.7% for fiscal 2014, 2013 and 2012 respectively, while net research and development expenses accounted for 19.4%, 18.8% and 19.9% of sales for these respective years.

Fiscal 2014 vs. 2013

In fiscal 2014, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar and the Indian rupee had a positive impact on our gross research and development expenses as most of these expenses are incurred in these currencies and we report our results in US dollars.

In addition, in fiscal 2013, our gross research and development expenses included $89,000 in restructuring charges, compared to nil this year.

Otherwise, in fiscal 2014, inflation, salary increases, as well as a shift in the mix and timing of research and development projects resulted in increased gross research and development expenses compared to 2013.

A large portion of our gross research and development expenses are relatively fixed in the short term and they fluctuate in percentage of sales, as sales fluctuate year-over-year.

Fiscal 2013 vs. 2012

In fiscal 2013, our gross research and development expenses decreased year-over-year, especially salaries and benefits, due to tight controls on expenses and the impact of our 2012 restructuring plan.

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

Finally, in fiscal 2013, the year-over-year increase in the average value of the US dollar compared to the Indian rupee had a positive impact on our gross research and development expenses, as a portion of these expenses are incurred this currency and we report our results in US dollars.

Tax Credits and Grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $7.6 million, $8.9 million and $9.4 million for fiscal 2014, 2013 and 2012 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 14.5%, 16.4% and 15.9% for fiscal 2014, 2013 and 2012 respectively.

Fiscal 2014 vs. 2013

The decrease in our tax credits and grants in fiscal 2014, compared to 2013, results from the decrease in the statutory Canadian federal and provincial research and development tax credit rates in 2014, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2014, the decrease in tax credits and grants as percentage of gross research and development expenses, compared to 2013, mainly comes from the decrease in the statutory Canadian federal and provincial research and development tax credit rates.

Fiscal 2013 vs. 2012

The decrease in tax credits and grants in fiscal 2013, compared to 2012 mainly resulted from the decrease in gross research and development expenses year-over-year, as we were entitled to the same tax credit and grant programs year-over-year.

Outlook for Fiscal 2015

For fiscal 2015, we expect our net research and development expenses to range between 18% and 20% of sales, which take into account the additional reduction of research and development tax credit rates in Canada. However, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these expenses are incurred in these currencies and we report our results in US dollars.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2014, depreciation of property, plant and equipment amounted to $5.0 million, compared to $6.0 million and $6.2 million in 2013 and 2012 respectively.

Fiscal 2014 vs. 2013

The decrease in depreciation expense in fiscal 2014, compared to 2013, was due to the fact that some assets became fully depreciated in fiscal 2013 as well as to the increase in the average value of the US dollar versus the Canadian dollar and the Indian rupee year-over-year, as a significant portion of our depreciation expenses are incurred in these currencies and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology, customer relationships and brand name. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $4.4 million, $6.6 million and $7.8 million for fiscal 2014, 2013 and 2012 respectively.

The decrease in amortization expenses in fiscal 2014 and in 2013 compared to the previous year comes from the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013. In addition, in fiscal 2014 and 2013, the increase in the average value of the US dollar compared to the Canadian dollar versus the previous year had a positive impact on our amortization expenses for those years as a significant portion of these expenses are incurred in Canadian dollars and we report our results in US dollars.

Outlook for Fiscal 2015

We expect amortization of intangible assets to decrease in fiscal 2015 compared to 2014 due to the fact that acquired intangible assets related to NetHawk Oyj, acquired in 2010, will become fully amortized during fiscal 2015. However, that decrease will be partly offset by recently acquired core technologies related to ByteSphere and Aito.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to a currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

We reported a foreign exchange gain of $1.6 million in fiscal 2014, compared to $4.1 million in 2013 and a foreign exchange loss of $657,000 in 2012.

Fiscal 2014

In fiscal 2014, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $1.6 million during the year. The period-end value of the Canadian dollar decreased 3.0% compared to CA$1.0858 = US$1.00 in fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous year, and decreased 2.7% compared to CA$1.4319 = €1.00 in fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous year. In fiscal 2014, the average value of the Canadian dollar versus the US dollar was CA$1.0782 = US$1.00.

Fiscal 2013

In fiscal 2013, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a significant foreign exchange gain of $4.1 million during the year. The period-end value of the Canadian dollar decreased 6.3% compared to CA$1.0530 = US$1.00 in fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous year, and decreased 12.0% compared to CA$1.3936 = €1.00 in fiscal 2013, compared to CA$1.2438 = €1.00 at the end of the previous year. In fiscal 2013, the average value of the Canadian dollar compared to the US dollar was CA$1.0107 = US$1.00.

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

Fiscal 2014 vs. 2013

In fiscal 2014, the increase in the average value of the US dollar compared to the Canadian dollar and Indian rupee year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2014 increased 6.3% and 9.7%, respectively, compared to the Canadian dollar and the Indian rupee.

Fiscal 2013 vs. 2012

In fiscal 2013, the increase in the average value of the US dollar compared to the Canadian dollar and Indian rupee year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2013 increased 1.3% and 7.3% respectively, compared to the Canadian dollar and the Indian rupee.

INCOME TAXES

We recorded income tax expenses of $4.5 million, $5.7 million and $3.6 million in fiscal 2014, 2013 and 2012 respectively.

In fiscal 2014, we reported income tax expenses of $4.5 million on earnings before income taxes of $5.3 million. In fiscal 2013, we reported income tax expenses of $5.7 million on earnings before income taxes of $7.0 million. These situations mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable. Otherwise, the effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for those two fiscal years.

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

Please refer to note 18 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2014, cash and short-term investments totaled $59.8 million, while our working capital was at $109.3 million. Our cash and short-term investments increased $9.6 million in fiscal 2014, compared to 2013. First, in fiscal 2014, operating activities generated $19.8 million in cash. However, in fiscal 2014, we made cash payments of $7.9 million for the purchases of capital assets (including assets of ByteSphere and Aito), $937,000 for the redemption of share capital under our share repurchase program and $307,000 for the final repayment of our long-term debt. In addition, in fiscal 2014, we recorded an unrealized foreign exchange loss of $1.2 million on our cash and short-term investments. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2014, cash balances included an amount of $30.1 million that bears interest at an annual rate of 1.5%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.4 million for working capital and other general corporate purposes and unused lines of credit of $22.0 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2014, our commitments under operating leases amount to $2.4 million in 2015, $1.0 million in 2016, $681,000 in 2017, $158,000 in 2018 and $552,000 in 2019 and after, for total commitments of $4.8 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $19.8 million in fiscal 2014, compared to cash flows used of $2.0 million in 2013 and cash flows provided of $25.3 million in 2012.

Fiscal 2014 vs. 2013

Cash flows provided by operating activities in fiscal 2014 were attributable to the net earnings after items not affecting cash of $11.5 million and the positive net change in non-cash operating items of $8.3 million; this was mainly due to the positive effect on cash of the $3.6 million decrease in our accounts receivable, due to the decrease in sales year-over-year and the timing of receipts and sales during the year, the $1.4 million decrease in our income taxes and tax credits recoverable mainly due to tax credits earned in previous years received during the year, as well as the $3.8 million increase in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These positive effects on cash were partly offset by the negative effect on cash of the $734,000 increase in our inventories to meet future demand.

Fiscal 2013 vs. 2012

Cash flows used by operating activities in fiscal 2013 were attributable to the net earnings after items not affecting cash of $16.4 million more than offset by the negative net change in non-cash operating items of $18.4 million; this was mainly due to the negative effect on cash of the $14.8 million increase in our accounts receivable due to the timing of sales during the year,  the negative effect on cash of the $4.2 million increase in our income tax and tax credits recoverable due to tax credits earned during the year and not yet recovered, as well as the negative effect on cash of the $2.6 million decrease in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These negative effects on cash were partly offset by the positive effect on cash of the $2.9 million decrease in our inventories due to the decrease in sales year-over-year and an improved inventory turn during the year.

Investing activities

Cash flows used by investing activities amounted to $8.9 million in fiscal 2014, compared to $5.0 million in 2013 and cash flows provided of $13.1 million in 2012.

Fiscal 2014

In fiscal 2014, we acquired (net of disposal) $1.0 million worth of short-term investments and we paid $7.9 million for the purchase of capital assets, including the assets of ByteSphere and Aito.

Fiscal 2013

In fiscal 2013, we paid $8.0 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Fiscal 2012

In fiscal 2012, we disposed (net of acquisitions) of $36.9 million worth of short-term investments, but we paid $23.8 million for the purchase of capital assets, mainly for our building in Montreal, Canada.

Financing activities

Cash flows used by financing activities amounted to $1.0 million in fiscal 2014, compared to $3.6 million in 2013 and $3.3 million in 2012.

Fiscal 2014

In fiscal 2014, we redeemed share capital for a cash consideration of $937,000 and repaid $307,000 of our long-term debt. However, we received $225,000 from the exercise of stock options.

Fiscal 2013

In fiscal 2013, we redeemed share capital for a cash consideration of $3.1 million and repaid $589,000 of our long-term debt. However, we received $87,000 from the exercise of stock options.

Fiscal 2012

In fiscal 2012, we reimbursed our bank loan of $782,000, repaid $577,000 of our long-term debt, and we redeemed share capital for a cash consideration of $2.2 million. However, we received $310,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2014, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2014 to August 2015	$ 22,200,000	1.0666
September 2015 to August 2016	13,400,000	1.0923
September 2016 to December 2016	3,400,000	1.1063
Total	$ 39,000,000	1.0789

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

September 2014 to March 2015	$ 2,800,000	62.11

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 and $497,000 as at August 31, 2013 and 2014 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.0858 = US$1.00 as at August 31, 2014. The US dollar – Indian rupee year-end exchange rate was INR 60.66 = US$1.00 as at August 31, 2014.

SHARE CAPITAL

Share Capital

As at November 10, 2014, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,682,146 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2014, our off-balance sheet arrangements consisted of letters of guarantee amounting to $408,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

STRUCTURED ENTITIES

As at August 31, 2014, we did not have interests in any structured entities.

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

As at August 31, 2014, we had deferred income tax assets in the balance sheet in the amount of $9.8 million mainly for operating losses in the United States. In order to realize these deferred income tax assets, we need to generate $25 million in pre-tax earnings in the United States, and in order to do so over the estimated recovery period of six years, we must generate a pre-tax earnings compound annual growth rate (CAGR) of 9%, which we believe is probable. Our operating losses in the United States can be carried forward over a twenty-year period.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2014, our non-refundable research and development tax credits recognized in the balance sheet amounted to $42.9 million. In order to recover these non-refundable research and development tax credits, we need to generate approximately $277 million (CA$301 million) in pre-tax earnings at the Canadian federal level and approximately $13 million at the Canadian provincial level. In order to generate $277 million in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 18 years, we must generate pre-tax earnings CAGR of 4%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions in an arm’s length transaction, available data from observable active market prices less incremental costs for disposing of the asset, our stock price, or data from recent transactions of similar assets, within the same industry, when available. When such information is not available, or to supplement this information, we use discounted cash flows. The establishment of discounted cash flows requires the use of estimates, including our expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU.

i)	Growth rates

The assumptions used are based on our historical growth, internal budget, expectations of future revenue growth, sales funnel, as well as industry and market trends. We projected revenues, operating margins and cash flows for periods of five years, and we applied a perpetual growth rate thereafter.

ii)	Discount rate

The discount rate we use represents our weighted average cost of capital (WACC), plus a premium to take into account specific risks of the CGU, as the case may be.

In the fourth quarter of fiscal 2014, we performed our annual goodwill impairment test for our two CGUs, EXFO and Brix.

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

The sales multiple of recent comparable transactions for both CGUs ranged between 1.9 and 5 times sales. These comparable transactions occurred in calendar 2013 and 2014.

Discounted cash flows for the Brix CGU were based on five-year management projections, using a five-year sales compound annual growth rate (CAGR) of 23% and a perpetual growth rate of 2% thereafter. We used a discount rate of 18%. Based on these assumptions (used in the discounted cash flows calculations) as well as a sales multiple of 2.0 times fiscal 2014 sales, the recoverable amount of the Brix CGU exceeds its carrying amount by 49%. The five-year sales CAGR used in the discounted cash flows calculations differs from past experience; we determined the five-year sales CAGR based on recent market studies, the impact of recently launched and to be launched solutions, as well as our sales funnel.

The Brix CGU’s recoverable amount would equal its carrying value using five-year sales CAGR of 8%, which is below our expected market growth of 10% to 15% (excluding market share gains) over the five-year period used in the discounted cash flows calculations for that CGU, or a sales multiple of 1 time fiscal 2014 sales.

As at August 31, 2014, the recoverable amount for both CGUs exceeded their carrying value.

As at August 31, 2014, the carrying value of goodwill totaled $26.5 million and was allocated as follows to two CGUs:

EXFO CGU	$ 10,465,000
Brix CGU	16,023,000
Total	$ 26,488,000

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Adopted During the Year

We adopted the following amended and new standards, effective September 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation — Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. The adoption of IFRS 10 had no impact on our consolidated financial statements.

Joint Arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venture recognizes its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 replaces IAS 31, “Interests in Joint Ventures”, and SIC 13, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. The adoption of IFRS 11 had no impact on our consolidated financial statements.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The adoption of IFRS 12 had no impact on our consolidated financial statements.

Fair Value Measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures. The adoption of IFRS 13 did not require any adjustment to the valuation techniques we used to measure fair value. We provided the required additional disclosure in our consolidated financial statements.

Financial Instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The adoption of these amendments had no impact on our consolidated financial statements.

Issued but Not Yet Adopted

Financial Instruments

IFRS 9, “Financial Instruments”, was issued by the IASB in October 2010 and will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. We have not yet assessed the impact that the new standard will have on our consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted. We have not yet assessed the impact that the new standard will have on our consolidated financial statements or whether or not to early adopt the new standard.

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

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network operators in North America were significantly and adversely affected by a downturn in the telecommunications industry in 2001 and by the global economic recession in 2009. Challenging market conditions resurfaced in 2012 and continued through 2014 with network operators placing a tight rein on capital expenditures with the complexity of deploying fully converged IP networks. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

Our functional currency is the Canadian. We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros, while a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars and currencies such as euros, British pounds, Rupees (India) and CNY (China).  As a result, even though we manage to some extent our exposure to currency risk with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian Rupees) and certain cost of sales and operating expenses denominated in currencies other than the Canadian dollar, namely the US dollars and euros, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US dollar - Canadian dollar forward exchange contracts, could result in foreign exchange losses and have a material adverse effect on our operating results. Foreign exchange rate fluctuations also flow through the statement of earnings line items as a significant portion of cost of sales and our operating expenses are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, could have a material adverse effect on our operating results.

Risks and uncertainties related to the telecommunications test and service assurance industry involve the rapid development of new products on a timely manner that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size, trends and customer needs; the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability; and the difficulty of retaining highly skilled employees.

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

**
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, changes in the fair value of the cash contingent consideration, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Year ended August 31,
	2014	2013	2012

IFRS net earnings (loss) for the year	$783	$1,341	$(3,593)

Add (deduct):

Depreciation of property, plant and equipment	4,995	6,028	6,169
Amortization of intangible assets	4,398	6,643	7,819
Interest and other income	(326)	(113)	(131)
Income taxes	4,479	5,664	3,571
Restructuring charges	–	89	2,329
Changes in fair value of cash contingent consideration	–	–	(311)
Stock-based compensation costs	1,696	1,768	1,862
Foreign exchange (gain) loss	(1,634)	(4,082)	657
Adjusted EBITDA for the year	$14,391	$17,338	$18,372

Adjusted EBITDA in percentage of total sales	6.2%	7.2%	7.3%

Item 6.	Directors, Senior Management and Employees

A.             Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2014.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Sales — EMEA
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development
DARRYL EDWARDS Weston Under Wetherley, United Kingdom	Independent Director
ÉTIENNE GAGNON Quebec City, Quebec	Vice-President, Physical-Layer and Wireless Division
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Manufacturing Operations and Customer Service
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
GUY MARIER Lakefield Gore, Quebec	Independent Director
CLAUDIO MAZZUCA LaSalle, Quebec	Vice-President, Transport and Service Assurance Division
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
SYLVAIN ROULEAU Kirkland, Quebec	Vice-President, Human Capital
CLAUDE SÉGUIN Montreal, Quebec	Independent Director
LEE HUAT (JOSEPH) SOO Singapore	Vice-President, Sales — Asia-Pacific
RANDY E. TORNES Frisco, Texas	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Sales — Americas

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

Pierre Plamondon was appointed Vice-President, Finance and Chief Financial Officer (CFO) of EXFO in January 1996. He is responsible for the accounting services, financial reporting, legal services, investor relations and information technology services. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Pierre Plamondon holds a bachelor's degree in business administration and a license in accounting, both from Université Laval in Quebec City. Mr. Plamondon is a member of the Quebec Chartered Professional Accountants Order. He is currently a director of Urbanimmersive Inc., a public company listed on the TSX Venture Exchange. Over the years, he has been a member of the Board of Directors of several non-profit organizations among which the Fondation de l’Université Laval and SOVAR Inc. (Société de valorisation des applications de la recherche de l'Université Laval).

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

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly 30 years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI, a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance - Montreal, an organization regrouping financial institutions in Montreal. Claude Séguin graduated from HEC Montréal and earned a Master’s and a Ph.D. in public administration from Syracuse University in New York State.

Lee Huat (Joseph) Soo was appointed EXFO's Vice-President of Asia Sales in December 2011. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the Asian market. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Mr. Soo has extensive market knowledge and sales experience in the telecom industry, as he has been leading Asia Pacific sales teams for major test and measurement providers for the last 15 years. Namely, he was Vice-President of Asia Pacific Sales at Fluke Networks from 2010 to 2011. Prior to that, he was Executive Vice-President of Rohde & Schwarz Asia Pacific Regional, where he held various management and sales positions at different Rohde & Schwarz locations since he began there in 1997. Earlier on, Mr. Soo began his career as a Senior EMC Engineer at Astec Power Pte Ltd in 1990. Lee Huat (Joseph) Soo is fluent in English and Chinese and has lived both in Asia and the US. He holds a Bachelor of Science degree from the University of Minnesota─Twin Cities and has attended several executive MBA courses at the Singapore Institute of Management.

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales, service and support of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—Organizational Development and Production and Operations Management, from the University of Colorado in Colorado Springs.

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

B.             Compensation

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2014.

The following is a discussion of the compensation arrangements with the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers whose total compensation was, individually, more than CA$150,000, (the “Named Executive Officers” or “NEOs”). The Corporation’s NEOs for the financial year ended August 31, 2014 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (Vice-President, Finance and CFO), Mr. Jon Bradley (Vice-President, Sales — EMEA), Mr. Lee Huat (Joseph) Soo (Vice-President, Sales — Asia-Pacific) and Mr. Dana Yearian (Vice-President, Sales — Americas).

Members of the Human Resources Committee

During the financial year ended August 31, 2014, the Human Resources Committee was composed of:

●	Mr. Guy Marier (Chairman)
●	Mr. Pierre-Paul Allard
●	Mr. Darryl Edwards
●	Mr. Claude Séguin
●	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Guy Marier has held various senior management and executive positions in the last thirty (30) years. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last thirty (30) years. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last thirty (30) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the President and Chief Executive Officer. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review and approval of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2013 to August 31, 2014, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2013 to November 1, 2014, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2013 to November 1, 2014:

Meeting	Main activities of the Human Resources Committee
October 8, 2013	●	Review of the Business Performance Measures results for the financial year ended August 31, 2013;
	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2013;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2013;
	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2013;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2013 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2013;
	●	Review of the succession planning program;
	●	Review of the Mobilization / Motivation Plan;
	●	Review of the Management Structure;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.
January 8, 2014	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2013 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2013;
	●	Review of the Management Structure;
	●	Global Compensation Review;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2013 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan.

March 25, 2014	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2013 and being part of the Short-Term Incentive Plan;
	●	Review of the Key Human Capital Initiatives;
	●	Global Compensation Review (benchmarking, sales commissions, pension, benefits and working conditions);
	●	Review of the Management Structure;
	●	Review of the Talent Management.
June 25, 2014	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2013 and being part of the Short-Term Incentive Plan;
	●	Review of the succession planning process;
	●	Update on the Global Compensation Review;
	●	Update on the Management Structure Review;
	●	Review of the Key Human Capital Initiatives.
October 8, 2014	●	Review of the Business Performance Measures results for the financial year ended August 31, 2014;
	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2014;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2014;
	●	Review and approval of the Short-Term Incentive Plan for the financial year started September 1, 2014;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2014 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review and approval of the quantum for the stock-based compensation for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review and approval of the executive compensation section of the management proxy circular for the financial year ended August 31, 2014;
	●	Review of the Management Structure;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

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

In 2013 and 2014, the Corporation engaged Towers Watson to perform an executive compensation review and to provide recommendations regarding the short-term incentive and long-term incentive compensation design of the Corporation (hereinafter in this Annual Report referred to as the “Target Compensation Positioning”). The compensation elements covered by the analysis were: base salary; target bonus; long term incentive; perquisites and pension (hereinafter in this Annual Report referred to as the “Target Total Compensation”). Towers Watson’s work included assistance in benchmarking, assessing potential gaps between the market and the executives’ compensation levels, to propose potential changes to ensure alignment with the market and with the Corporation’s compensation policy.  Towers Watson also assessed the competitiveness of the compensation offered to the independent Directors of the Board and proposed changes to ensure alignment with market practices.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2014, this practice continued and certain compensation adjustments were made as have been made in previous years. Notably, in 2012, the Human Resources Committee, after the evaluation of the share ownership of the CEO, determined that the CEO should no longer receive equity-based compensation within his compensation since the share ownership of the CEO is sufficient and equity-based compensation is no longer reasonably considered as an incentive to performance. Accordingly, the base salary of the CEO will be adjusted for a period of four (4) years starting from the financial year started September 1, 2012.

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

For the financial years that ended on August 31, 2013 and 2014, the Human Resources Committee retained the services of Towers Watson for an analysis on executive officers’ and directors’ compensation and also 37-2 Conseil Inc. for an analysis on executive officers’ compensation.

The Corporation also retained the services of Towers Watson, 37-2 Conseil Inc., Aon-Hewitt, Eckler, Groupe Créacor Inc., Lee Hecht Harrison, Knightsbridge, Mercer and SPB Psychologie organisationnelle for services which were not related to executive compensation. The services provided by Towers Watson concerned an analysis on the compensation structure of the sales employees, compensation survey for all positions other than sales and the access to benefits and compensation data for employees. The services provided by 37-2 Conseil Inc. related to an analysis of the compensation structure of the Corporation, the access to compensation data for employees and the preparation of various analyses with respect to the elaboration of a new salary structure for the Corporation.  The services provided by Aon-Hewitt related to the access to compensation data and surveys for sales employees in various countries. The services provided by Eckler relates to pension plan analysis. The Corporation consulted Groupe Créacor Inc. for assistance with employees’ training. The services provided by Lee Hecht Harrison and Knightsbridge related to outplacement services. The Corporation consulted Mercer for assistance with employees’ benefits and benchmarking along with compensation data for expatriate employees. The Corporation consulted SPB Psychologie organisationnelle for tests before hiring. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Towers Watson, 37-2 Conseil Inc., Aon-Hewitt, Eckler, Groupe Créacor Inc., Lee Hecht Harrison, Knightsbridge, Mercer and SPB Psychologie organisationnelle for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2013 and 2014 were as follows:

Type of Fee	Financial 2013 Fees		Percentage of Financial 2013 Fees	Financial 2014 Fees		Percentage of Financial 2014 Fees
Executive Compensation Related Fees	CA$58,958	(1)	39%	CA$16,823	(1) (2)	18%
All Other Fees	CA$91,300		61%	CA$76,541		82%
Total	CA$150,258		100%	CA$93,364		100%

(1)	The aggregate fees paid to Towers Watson are CA$58,958 and CA$13,854 respectively for financial 2013 and 2014, and the aggregate fees paid to 37-2 Conseil Inc. are CA$2,969 in 2014.
(2)	Those fees are not exclusively related to executive compensation as some work was also used for other employees.

Benchmarking

For the purpose of assessing the competiveness of the Target Total Compensation of senior executives, the Corporation considered compensation data from a comparator group including private and publicly-traded companies of comparable size and similar industry, operations in multiple countries and attracting similar profiles of employees, professionals and experts. The comparator group has been revised in 2013 with the guidance and advice from Towers Watson.

●
Canadian executives: For the executives based in Canada, the Corporation used the following comparator group: 5N Plus Inc., Aastra Technologies Ltd., ACCEO Solutions, Atos It Services and Solutions, Inc., Avigilon Corporation, Calian Technologies Ltd., COM DEV International Ltd., Constellation Software Inc., GTECH, Ericsson Canada Inc., Evertz Technologies Ltd., Hemisphere GPS Inc., Hitachi Data Systems, Miranda Technologies Inc., OpenText Corporation, Redline Communications Group Inc., Sandvine Corporation, Sierra Wireless Inc., Smart Technologies Inc., Vecima Networks Inc. and Wi-Lan Inc.

●
United States executives: For the executives based in the United States, the Corporation used the following comparator group: AMETEK, Aricent Group, Cincinnati Bell, Consolidated Communications, Crown Castle, ESRI, Fidessa Group, Globecomm Systems, Hutchinson Technology, Itron, Kaspersky Lab, Omgeo, Openet, PASCO Scientific, Plexus, SAS Institute, Sensata Technologies, Spotify, Teradata and Total System Services.

●
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: ARM Holdings, BT, Cable & Wireless, COLT Telecom, Computacenter, Electrocomponents, Everything Everywhere, hibu (prev. Yell Group), Hitachi Data Systems, Office Depot, Pearson Group, Pitney Bowes, Reed Elsevier, Sage UK, Telefonica O2, Three, Virgin Media and Vodafone.

●
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: Abbott Laboratories, Ace Insurance Limited, Acr Capital Holdings Pte Ltd, Aeg Power Solutions, Agilent Technologies, Aia Co. Ltd (Singapore), Allianz Insurance, Allianz Se Reinsurance Branch Asia Pacific, Amlin Plc, Aon Asia Pacific, Astrazeneca Singapore Pte Ltd, Atos, Australia And New Zealand Banking Group Limited, Avanade, Aviva Asia, Aviva Ltd, Axa Asia Regional Centre Pte Ltd, Axa Insurance Singapore Pte Ltd, Axa Life Insurance Singapore, Bank Of America, Bank Of East Asia, Barclays Capital, Baxter Healthcare (Asia) Pte Ltd, BBC Worldwide, Belgacom, Biosensors Interventional Technologies Pte Ltd, Boeing (United States), Bombardier Transportation Gmbh, Boston Scientific Asia Pacific, BP, British Telecomms, Cable & Wireless, Canon, Catlin Singapore Pte Ltd, Celgene Pte Ltd, Cerebos Pacific, Certis Cisco Security, Chartis S'Pore, Chubb Pacific Underwriting, Cimb, Cisco, Citigroup, Clearwater Capital, Colt Technology Services Sa, Commerzbank Ag, Commscope Solutions Singapore Pte Ltd, Credit Suisse, Dbs, De Lage Landen Pte Ltd, Delphi Automotive Systems, Dematic, Dentsply, Deutsche Bank, Dhl Global Forwarding Management (Asia Pacific) Pte Ltd, Dhl Global Fowarding Singapore, Dhl Supply Chain Singapore, Diageo Plc, Discovery, Edwards Lifesciences (Asia) Pte Ltd, Edwards Lifesciences (Singapore) Pte Ltd, Energy Market Company, Enpro, Espnstar Sports, Estee Lauder Asia, Euler Hermes Credit Insurance Agency (S) Pte Ltd, Expedia, Inc., Experian Plc, Franklin Templeton Capital Holdings Pte Ltd, Friends Provident International Ltd, General Reinsurance Ag, Goldman Sachs, Great Eastern Life Insurance, Hewlett-Packard, Hill-Rom, Hilton Worldwide, Htc Corporation, Ida, Ii-Vi, Img, Ing Bank N.V., Singapore, Intel, Jabil Circuit, Inc., Jardine Lloyd Thompson Limited, John Wiley & Sons, Jones Lang Lasalle, JPMorgan Chase, Lenovo, Lexmark, Liberty Insurance Pte Ltd, Liberty Insurance Underwriters, Lilly-Nus Centre For Clinical Pharmacology Pte Ltd, M1, Malayan Banking Berhad, Manulife (Singapore) Pte Ltd, Marvell, Mastercard, Merck Pte Ltd, Microsoft, Mine Safety Appliances (United States), Molex, Morgan Stanley, Mp Biomedicals Asia Pacific Pte Ltd, Msig Insurance, MTV Asia, Mundipharma Pte Ltd, Munich Management Pte Ltd, Nagravision, National Australia Bank, NBC Universal, Nomura, Ocbc, Orange Business Services, Pacific Life Re Limited, Singapore Branch, Pall Corporation, Pearson Education South Asia Pte Ltd, Pfizer Asia Pacific Pte Ltd, Philips Electronic (S) Pte Ltd, Pramerica Financial Asia Hq Pte Ltd, Premier Farnell (Element14), Printronix, Prudential Assurance Company Singapore (Pte) Ltd, Qbe Insurance (International) Ltd, Qliktech International, Rbc Dexia Investor Services Bank, Reckitt Benckiser, East Asia, Reed Elsevier, Rentokil Initial Asia Pacific Management Pte Ltd, Research In Motion, Rhb Bank, Rolls Royce, Royal Bank Of Scotland, Royal Bank Of Scotland Gbm, Royal Dutch Shell, Royal Philips Electronics, Rsa Insurance, Sakari Resources Limited, Sandoz International Gmbh, Sanofi-Aventis Singapore Pte Ltd, SAS Institute, Scor Services Asia Pacific Pte Ltd, Sirtex Medical Ltd, Skandinaviska Enskilda Banken Ab Publ, Smith & Nephew Pte Ltd, Sompo Japan Insurance (Singapore) Pte Ltd, Standard & Poors, Standard Chartered Bank, Standard Life International, Starhub, Straits Developments, Swarovski Management Pte, Swiss Reinsurance Co, Takeda Pharmaceuticals (Asia Pacific) Pte Ltd, Teleplan, Tellabs, Temasek International, Tenet Insurance Co. Ltd., The Economist Group (A/P) Limited, The Walt Disney Company, Thomsonreuters, Tokio Marine Life Insurance Singapore Ltd, Transamerica Life (Bermuda) Ltd, Transitlink, T-Systems International, Tui Travel, UBS, Underwriters Laboratories (United States), Unilever, Unisys, United Overseas Insurance Ltd., Verizon Business, Xl Re Ltd, Zimmer Pte Ltd, Zurich Insurance Company (S`Pore Branch) and Urich International.

To be considered in the comparator group, a company had to meet the following specific criteria:

a)	Similar industry: Technology Hardware and Equipment, Telecommunications Equipment and Services or Software and Services; and

b)
Comparable in size: revenues under CA$1 billion. Only one publicly traded company had revenues slightly above the equivalent of CA$1 billion. The compensation market comparison is done using the regression analysis which is a method to predict the “size-adjusted” competitive level of compensation to reflect the size of the Corporation in relation to that of the other companies of the reference group. This method mitigates the impact that larger companies may have on the competitive compensation levels for the Corporation.

The Corporation also participates in two major surveys on an annual basis and accordingly is permitted to purchase the results in order to continue the benchmarking of our compensation on a regular basis. The first one is Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada, USA, UK, Finland and Lebanon. The other one is Radford (AON Hewitt) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.

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

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long Term Incentive Plan on the fifth business day following the public release of the Corporation’s financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on compensation committees.

Risk Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2014, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2014, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012 the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2014. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel’s office any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation’s 2014 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2014 executive compensation program.

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

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2014 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of base salary
Germain Lamonde, CEO	65.0%
Pierre Plamondon, Vice-President, Finance and CFO	40.0%
Jon Bradley, Vice-President, Sales — EMEA	70.0%
Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific	55.0%
Dana Yearian, Vice-President, Sales — Americas	89.0%

●	Short-Term Incentive Plan

The STIP awards are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

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

Business Performance Measure	Weight	Annual Target	Result (%)
Sales (1)	25%	US$269.9 million	16.2%
EBITDA (2)	25%	US$29.4 million	13.2%
Gross margin (3)	20%	US$170.6 million	12.9%
Quality (3)	15%	100%	18.2%
On-time delivery (3)	15%	95%	19.6%
Total	100%		80.1%

(1)
For sales metric, results will range from nil to 100% of the weight upon attainment of 50% of the annual target up to the annual target and will range from 100% to 150% of the weight from the annual target up to 112.5% of the annual target.

(2)
For EBITDA metric, results will range from nil to 100% of the weight upon attainment of 0% of the annual target up to the annual target and will range from 100% to 150% of the weight from the annual target up to 125% of the annual target.

(3)
For gross margin, quality and on-time delivery metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of US$85.3M, 50% and 87%, respectively, up to the annual target and from 100% to 150% of the weight from the annual target to the maximum threshold of US$191.9M, 125% and 98%, respectively.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or, the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2014 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures	Weight (from 0% to 125%)	Result (%)
Financial objectives
Corporate revenues	From 0% to 35%	28.6
Corporate EBITDA	From 0% to 25%	12.6
Strategic contribution
Establishment and implementation of a three (3) year strategic plan and profitability improvement in identified products family	From 0% to 40%	20.0
Management structure	From 0% to 25%	12.5
	Total	73.7

Pierre Plamondon, Vice-President, Finance and CFO
Elements of Individual Performance Measures		Weight (from 0% to 125%)	Result (%)
Financial objectives	Weight	From 0% to 55%	28.3
Corporate revenues, gross margin, profitability objectives and improving cash flows from operations	40%
Corporate EBITDA	15%
Strategic contribution	Weight	From 0% to 70%	57.3
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s strategic plan	30%
Maintaining the highest standard and compliance in the Corporation’s financial reporting; internal controls and corporate governance; corporate development and risk management	25%
Delivering the strategies and objectives under the NEO’s responsibility as set forth in the Corporation’s information technology strategic plan	15%
		Total	85.6

●	The Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward five (5) elements: three (3) elements are shareholder oriented (contribution margins, billings and EBITDA) and two (2) are based on specific objectives. The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Jon Bradley, Vice-President Sales — Europe, Middle East and Africa (EMEA)
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	58,323	62,263
Bonus on Billings (2)	32,402	30,357
Bonus on Specific Product Lines Objectives (3)	12,961	7,904
Tier-1 Operator Objectives Discretionary Bonus (4)	12,961	9,504
Corporate EBITDA Bonus	12,961	6,535
TOTAL	129,608	116,563

(1)
The amount of bonus for the attainment of the quarterly and annual contribution margin targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 150% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment of the annual contribution margin target from 70% to 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 150% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment of one third (1/3) of the quarterly billings targets on a monthly basis from 80% to 100% is also payable. An additional amount of bonus based on the percentage of attainment of the annual billings targets from 80% to 100% is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the attainment of the selected tier-1 operators’ revenue progression for the territory of the EMEA is defined at the beginning of the financial year and is payable on a discretionary basis.

Lee Huat (Joseph) Soo, Vice-President Sales — Asia-Pacific (APAC)
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	54,971	31,620
Bonus on Billings (2)	30,539	26,783
Bonus on Specific Product Lines Objectives (3)	12,216	8,517
Tier-1 Territories Objectives Discretionary Bonus (4)	12,216	8,246
Corporate EBITDA Bonus	12,216	6,159
TOTAL	122,158	81,325

(1)
The amount of bonus for the attainment of the quarterly and annual contribution margin targets for the territory of the APAC is based on the percentage of achievement from above 50% to 150% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment of the annual contribution margin target from 70% to 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the APAC is based on the percentage of achievement from above 50% to 150% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment of one third (1/3) of the quarterly billings targets on a monthly basis from 80% to 100% is also payable. An additional amount of bonus based on the percentage of attainment of the annual billings targets from 80% to 100% is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the APAC is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the attainment of the selected tier-1 territories’ revenue progression for the territory of the APAC is defined at the beginning of the financial year and is payable on a discretionary basis.

Dana Yearian, Vice-President Sales — Americas
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	89,570	65,348
Bonus on Billings (2)	49,760	41,050
Bonus on Specific Product Lines Objectives (3)	24,880	18,175
Tier-1 Operator Objectives Discretionary Bonus (4)	14,928	5,971
Corporate EBITDA Bonus	19,904	10,035
TOTAL	199,042	140,579

(1)
The amount of bonus for the attainment of the quarterly and annual contribution margin targets for the territory of the Americas is based on the percentage of achievement from above 50% to 150% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment of the annual contribution margin target from 70% to 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 150% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment of one third (1/3) of the quarterly billings targets on a monthly basis from 80% to 100% is also payable. An additional amount of bonus based on the percentage of attainment of the annual billings targets from 80% to 100% is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the attainment of the selected tier-1 operators’ revenue progression for the territory of the Americas is defined at the beginning of the financial year and is payable on a discretionary basis.

Long-Term Incentive Compensation

●	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Long-Term Incentive Plan (the “LTIP”) for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, amended in October 2004 and effective as of January 2005, the LTIP is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the CEO who as of August 31, 2012 is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units (“RSUs”) redeemable for actual Subordinate Voting Shares or the equivalent in cash to participating directors, officers, employees and consultants. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2014, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the CEO since the end of the financial year ended August 31, 2013, is entitled to receive annually RSUs in accordance with the following policy:

Name & Position	Grant Levels (1) (% of previous year base salary)
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley, Vice-President, Sales ─ EMEA	42.5%
Lee Huat (Joseph) Soo, Vice-President, Sales ─ Asia-Pacific	32.5%
Dana Yearian, Vice-President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

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

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2014, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section “Summary Compensation Table” hereof, all of the NEOs, with the exception of the CEO as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of options prior to January 1, 2009) or the Bank of Canada (for grants of options on or after January 1, 2009) on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable. As at August 31, 2014, there were a total of 87,454 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.62 (CA$5.65) per option.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of RSUs prior to January 1, 2009) or the Bank of Canada (for grants of RSUs on or after January 1, 2009) on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. At the end of financial year ended August 31, 2014, there were a total of 1,225,135 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$5.46 (CA$5.58) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP shall not exceed 6,306,153 Subordinate Voting Shares, which represents 10.4% of the Corporation’s issued and outstanding voting shares as of November 1, 2014. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,436,369 issued and outstanding Subordinate Voting Shares as of November 1, 2014.

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

Financial year ended	Grant Date	RSUs granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting schedule
August 31, 2014	October 16, 2013	36,950	5.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2014	132,000	4.36
	July 3, 2014	29,502	4.77
	October 16, 2013	138,233	5.28
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

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries: (i) for reasons not related to cause; (ii) because of death or permanent disability; and (iii) retirement.

●	Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted during the financial year ended August 31, 2014 was 336,685 having a weighted average fair value at the time of grant of US$4.87 (CA$5.15) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2014, there were a total of 1,225,135 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$5.46 (CA$5.58) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2014.

During the financial year ended August 31, 2014, the following RSUs were granted to the following NEOs:

Name	RSUs granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting schedule (3)
Pierre Plamondon	19,839	5.89%	5.28	October 16, 2013
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Jon Bradley	14,100	4.19%	5.28	October 16, 2013
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Lee Huat (Joseph) Soo	12,958	3.85%	5.28	October 16, 2013
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	17,676	5.25%	5.28	October 16, 2013
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
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2014 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation’s IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2016; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2016. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2017.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2014:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one (1) individual)	140,150	11.44%	5.11
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (ten (10) individuals)	551,953	45.05%	5.32

●	Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2014. As at August 31, 2014, there were a total of 87,454 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.62 (CA$5.65) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2014:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one (1) individual)	29,160	33.34%	4.61
Board of Directors (five (5) individuals)	‒	‒	‒
Management and Corporate Officers (two (2) individuals)	14,494	16.57%	4.98

●	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation’s DSU plan (the “Deferred Share Unit Plan”) is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are converted and paid in Subordinate Voting Shares that are either purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 10.4% of the total issued and outstanding voting shares.

●	Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2014 was 35,803. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2014, there were a total of 117,701 DSUs credited and outstanding pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.89 (CA$5.21).

During the financial year ended August 31, 2014, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
35,803	4.59	164,336	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2014:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	117,701	100%	575,558	4.89

●	Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2014, 35,803 DSUs and 336,685 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 10.4% of the Corporation’s issued and outstanding voting shares as at November 1, 2014. As at November 1, 2014, the number of Subordinate Voting Shares reserved for future issuance is 1,491,782 representing 2.5% of the Corporation’s issued and outstanding voting shares as at November 1, 2014.

●	Stock Appreciation Rights Plan

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

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2010, October 2011, October 2012, January 2013, October 2013 and January 2014.

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

No Stock Appreciation Rights (“SARs”) were exercised during the financial year ended August 31, 2014.

During the financial year ended August 31, 2014, 7,150 SARs were granted to employees. As at August 31, 2014, there were 39,874 SARs outstanding.

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

With the exception of car allowances that are provided to the Corporation’s CEO and Vice-Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the “DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s CEO, under which the Corporation may elect to match the employees’ contributions up to a maximum of 4% (3% prior to January 2014) of an employee’s gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to this plan, and expenses for the years ended August 31, 2012, 2013 and 2014 amounted to US$1,178,000, US$1,165,000 and US$1,451,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Standard Life, the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2012, 2013 and 2014, the Corporation made aggregate contributions of US$693,000, US$632,000 and US$616,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2014 Performance and Compensation

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

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of early vesting achievement (1)
October 19, 2010	October 20, 2014	0%
October 19, 2010	October 20, 2014	0%
October 18, 2011	October 20, 2014	0%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

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

Compensation Elements	2014		2013		2012		Three-Year Total
Cash
Base Salary	CA$557,767		CA$498,663		CA$441,000		CA$1,497,430
Short-term incentive	CA$214,300		CA$185,866		CA$143,784		CA543,950
Equity
Long-term incentive	–		–		CA$294,001	(1)	CA$294,001	(1)
Total Direct Compensation	CA$772,067		CA$684,529		CA$878,785		CA$2,335,381
Pension Value	–		–		–		–
All Other Compensation	–		–		–		–
Total Compensation	CA$772,067		CA$684,529		CA$878,785		CA$2,335,381
Annual Average	–		–		–		CA$778,460
Total Market Capitalization Growth (CA$ millions)	(2.2)	(2)	2.1	(2)	(105.6)	(2)	(105.7)	(2)
Total Cost as a % of Market Capitalization Growth	(35.6)%		32.1%		(0.8)%		(2.2)%

(1)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(2)
Includes the redemption of 438,894, 663,256 and 214,470 Subordinate Voting Shares respectively in financial years 2012, 2013 and 2014 under the normal course issuer bid of the Corporation during these years.

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

Summary Compensation Table

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes, as applicable, the Canadian, US and Singapore dollar and British pound value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)		Share-Based Awards (2) (3) ($)		Option- based Awards ($)	Non-equity incentive plan compensation ($)			Pension value ($)	All other compensation ($) (2) (5)		Total Compensation ($)
							Annual Incentive plans (2) (4)		Long-term Incentive plans
Germain Lamonde, President and CEO	2014	517,313 557,767	(US) (CA)	─ ─	(US) (CA)	–	198,757 214,300	(US) (CA)	–	–	–		716,070 772,067	(US) (CA)
	2013	493,384 498,663	(US) (CA)	─ ─	(US) (CA)	–	183,899 185,866	(US) (CA)	–	–	–		677,283 684,529	(US) (CA)
	2012	436,893 441,000	(US) (CA)	291,263 294,001	(US) (CA)	–	142,446 143,784	(US) (CA)	–	–	–		870,602 878,785	(US) (CA)
Pierre Plamondon, Vice-President, Finance and CFO	2014	252,938 272,718	(US) (CA)	100,465 108,321	(US) (CA)	–	69,448 74,879	(US) (CA)	–	–	11,667 12,579	(US) (CA)	434,518 468,497	(US) (CA)
	2013	252,673 255,377	(US) (CA)	97,460 98,502	(US) (CA)	–	58,709 59,337	(US) (CA)	–	–	9,473 9,575	(US) (CA)	418,315 422,791	(US) (CA)
	2012	245,149 247,453	(US) (CA)	94,743 95,634	(US) (CA)	–	63,948 64,549	(US) (CA)	–	–	9,431 9,519	(US) (CA)	413,271 417,155	(US) (CA)
Jon Bradley, Vice-President, Sales — EMEA	2014	200,594 216,280 121,459	(US) (CA) (£)	71,402 76,986 45,740	(US) (CA) (£)	–	116,563 125,678 70,579	(US) (CA) (£)	–	–	–		388,559 418,944 237,778	(US) (CA) (£)
	2013	178,871 180,785 114,585	(US) (CA) (£)	69,560 70,304 44,560	(US) (CA) (£)	–	81,369 82,240 52,125	(US) (CA) (£)	–	–	–		329,800 333,329 211,270	(US) (CA) (£)
	2012	165,355 166,909 105,083	(US) (CA) (£)	61,549 62,128 39,114	(US) (CA) (£)	–	87,328 88,148 55,497	(US) (CA) (£)	–	–	–		314,232 317,185 199,694	(US) (CA) (£)

Name and Principal Position	Financial Year	Salary (1) (2) ($)		Share-Based Awards (2) (3) ($)		Option- based Awards ($)	Non-equity incentive plan compensation ($)			Pension value ($)	All other compensation ($) (2) (5)		Total Compensation ($)
							Annual Incentive plans (2) (4)		Long-term Incentive plans
Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific	2014	224,908 242,495 282,529	(US) (CA) (SGD)	65,619 70,751 82,431	(US) (CA) (SGD)	–	81,325 87,684 102,160	(US) (CA) (SGD)	–	–	–		371,852 400,930 467,120	(US) (CA) (SGD)
	2013	215,672 217,980 267,800	(US) (CA) (SGD)	62,875 63,548 78,072	(US) (CA) (SGD)	–	76,926 77,749 95,520	(US) (CA) (SGD)	–	–	–		355,473 359,277 441,392	(US) (CA) (SGD)
	2012	153,894 155,340 195,000	(US) (6) (CA) (SGD)	55,232 55,751 69,984	(US) (CA) (SGD)	–	52,772 53,268 66,867	(US) (CA) (SGD)	–	–	–		261,898 264,359 331,851	(US) (CA) (SGD)
Dana Yearian, Vice-President, Sales — Americas	2014	224,400 241,948	(US) (CA)	93,329 100,627	(US) (CA)	–	140,579 151,573	(US) (CA)	–	–	7,049 7,601	(US) (CA)	465,357 501,749	(US) (CA)
	2013	219,596 221,946	(US) (CA)	91,050 92,024	(US) (CA)	–	134,529 135,968	(US) (CA)	–	–	7,009 7,084	(US) (CA)	452,184 457,022	(US) (CA)
	2012	214,240 216,254	(US) (CA)	83,198 83,980	(US) (CA)	–	149,851 151,260	(US) (CA)	–	–	7,293 7,361	(US) (CA)	454,582 458,855	(US) (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0782 = US$1.00 for the financial year ended August 31, 2014, CA$1.0107 = US$1.00 for the financial year ended August 31, 2013 and CA$1.0094 = US$1.00 for the financial year ended August 31, 2012. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6055 = US$1.00 for the financial year ended August 31, 2014, £0.6406 = US$1.00 for the financial year ended August 31, 2013 and £0.6355 = US$1.00 for the financial year ended August 31, 2012 and the conversion from US dollars to Canadian dollars is made as described above. The compensation information for Singapore resident has been converted from Singapore dollars to US dollars based upon an average foreign exchange rate of SGD1.2562 = US$1.00 for the financial year ended August 31, 2014, SGD1.2417 = US$1.00 for the financial year ended August 31, 2013 and SGD1.2671 = US$1.00 for the financial year ended August 31, 2012 and the conversion from US dollars to Canadian dollars is made as described above.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Grants of RSUs to NEOs are detailed under section “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the financial year ended August 31, 2014 (i) ($)		Paid in the first quarter of the financial year ending on August 31, 2015 (i) ($)		Total bonus earned during the financial year ended August 31, 2014 (i) ($)
Germain Lamonde	149,643 161,345	(US) (CA)	49,114 52,955	(US) (CA)	198,757 214,300	(US) (CA)
Pierre Plamondon	45,026 48,547	(US) (CA)	24,422 26,332	(US) (CA)	69,448 74,879	(US) (CA)
Jon Bradley	67,941 73,254 41,138	(US) (CA) (£)	48,622 52,424 29,441	(US) (CA) (£)	116,563 125,678 70,579	(US) (CA) (£)
Lee Huat (Joseph) Soo	38,987 42,035 48,975	(US) (CA) (SGD)	42,338 45,649 53,185	(US) (CA) (SGD)	81,325 87,684 102,160	(US) (CA) (SGD)
Dana Yearian	67,746 73,044	(US) (CA)	72,833 78,529	(US) (CA)	140,579 151,573	(US) (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan”, the 401K plan as detailed under section “Compensation Discussion and Analysis – 401K Plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP and Mr. Bradley and Mr. Soo did not participate.

(6)
This amount represents the salary paid to Mr. Lee Huat (Joseph) Soo from January 17, 2012 until August 31, 2012 which is based on an annual salary amounted to US$205,193 (CA$207,122) (SGD260,000) for the financial year ended August 31, 2012.

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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2014, if any, including those granted before August 31, 2014.

Name	Outstanding Option-based Awards (Options)					Outstanding Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise Price (1)		Option expiration date	Value (2) of unexercised “in-the-money” options (3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (4)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Germain Lamonde	17,942	4.51 5.60	(US) (CA)	Feb. 1, 2015	– –	140,150	616,660	–
	11,218	4.76 5.50	(US) (CA)	Dec. 6, 2015	– –
Pierre Plamondon	5,383	5.13 6.28	(US) (CA)	Oct. 26, 2014	– –	89,385	393,294	–
	3,653	4.76 5.50	(US) (CA)	Dec. 6, 2015	– –
Jon Bradley	–	–		–	–	63,285	278,454	–
Lee Huat (Joseph) Soo	–	–		–	–	34,014	149,662	–
Dana Yearian	–	–		–	–	81,085	356,774	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2014. “in-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised “in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of unexercised “in-the-money” options is calculated using the option exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No stock options were exercised during the financial year ended August 31, 2014 by the NEOs having outstanding option-based awards of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2014, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2014, if any. In the financial year that ended August 31, 2014, all of the options granted to an NEO were exercisable.

Name	Share-based awards – value vested during the year (US$) (1)	Non-equity incentive plan compensation – Value earned during the year (US$) (2)
Germain Lamonde	327,629	198,757
Pierre Plamondon	224,612	69,448
Jon Bradley	211,481	116,563
Lee Huat (Joseph) Soo	‒	81,325
Dana Yearian	245,784	140,579

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2014 (as indicated under the “Summary Compensation Table”).

Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the DPSP and the 401K plan of the Corporation are described herein under the sections entitled “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan” and “Compensation Discussion and Analysis – 401K Plan”. The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled “All other compensation” in the “Summary Compensation Table”.

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

The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation’s Vice-President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bradley’s employment without cause, Mr. Bradley will be entitled to severance payments equal to two (2) months of his current base salary per year of service as a Vice-President of the Corporation but in no case exceeding twelve (12) months. In addition, in the event Mr. Bradley’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to two (2) months of his current rate of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation but in no case exceeding eighteen (18) months of remuneration and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Lee Huat (Joseph) Soo, the Corporation’s Vice-President, Sales — Asia-Pacific. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Soo’s employment without cause, Mr. Soo will be entitled to severance payments equal to two (2) months of his current base salary per year of service as a Vice-President of the Corporation but in no case exceeding twelve (12) months. In addition, in the event Mr. Soo’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital, he will be entitled to severance payments equal to two (2) months of his current rate of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation but in no case exceeding eighteen (18) months of remuneration and to the immediate vesting of all RSUs.

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

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2014, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	2,019,084 2,157,183	(US) (5) (CA)	2,019,084 2,157,183	(US) (CA)	616,660 669,917	(US) (6) (CA)
Pierre Plamondon	464,402 502,445	(US) (CA)	860,765 925,343	(US) (CA)	–
Jon Bradley	345,112 373,319 208,965	(US) (CA) (£)	601,702 644,621 367,663	(US) (CA) (£)	–

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Lee Huat (Joseph) Soo	133,859 144,807 141,055	(US) (CA) (SGD)	250,278 269,340 314,010	(US) (CA) (SGD)	–
Dana Yearian	417,270 451,475	(US) (CA)	895,168 954,460	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2014 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0782 = US$1.00 for the financial year ended August 31, 2014. The aggregate amount for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6055 = US$1.00 for the financial year ended August 31, 2014. The aggregate amount for Singapore resident has been converted from Singapore dollars to US dollars based upon an average foreign exchange rate of SGD1.2562 = US$1.00 for the financial year ended August 31, 2014.

(3)	“Change of Control” is defined as a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2014 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2014 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2014 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan is described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

Annual Retainer for Directors (1)	CA$57,000	(2)	US$52,866	(3)
Annual Retainer for Lead Director	CA$8,000		US$7,420	(3)
Annual Retainer for Audit Committee Chairman	CA$8,000		US$7,420	(3)
Annual Retainer for Audit Committee Members	CA$4,000		US$3,710	(3)

Annual Retainer for Human Resources Committee Chairman	CA$6,000	US$5,565	(3)
Annual Retainer for Human Resources Committee Members	CA$3,000	US$2,782	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer for Directors in form of DSUs except Mr. Randy E. Tornes who elected to receive 100% of his Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. Randy E. Tornes is US$57,000 (CA$61,457).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0782 = US$1.00 for the financial year ended August 31, 2014.

In the financial year ended August 31, 2014, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees earned (1) ($)		Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Pierre-Paul Allard	63,492 68,457	(US) (CA)	–	–	–	–	–	63,492 68,457	(US) (CA)
Darryl Edwards	66,778 72,000	(US) (CA)	–	–	–	–	–	66,778 72,000	(US) (CA)
Guy Marier	63,470 68,433	(US) (CA)	–	–	–	–	–	63,470 68,433	(US) (CA)
Claude Séguin	61,739 66,567	(US) (CA)	–	–	–	–	–	61,739 66,567	(US) (CA)
Randy E. Tornes	63,492 68,457	(US) (CA)	–	–	–	–	–	63,492 68,457	(US) (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.0782 = US$1.00 for the financial year ended August 31, 2014 except for compensation amounts paid to Mr. Pierre-Paul Allard and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees earned
	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	28,500 30,728	(US) (CA)	34,992 37,729	(US) (CA)	63,492 68,457	(US) (CA)
Darryl Edwards (ii)	26,433 28,500	(US) (CA)	40,345 43,500	(US) (CA)	66,778 72,000	(US) (CA)
Guy Marier (ii)	26,433 28,500	(US) (CA)	37,037 39,933	(US) (CA)	63,470 68,433	(US) (CA)
Claude Séguin (ii)	26,433 28,500	(US) (CA)	35,306 38,067	(US) (CA)	61,739 66,567	(US) (CA)
Randy E. Tornes (iii)	57,000 61,457	(US) (CA)	6,492 7,000	(US) (CA)	63,492 68,457	(US) (CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(ii)	Elected to receive 50% of his Annual Retainer for Directors in form of DSUs.
(iii)	Elected to receive 100% of his Annual Retainer for Directors in form of DSUs.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2014, if any, including awards granted before August 31, 2014.

Name	Outstanding Share-based Awards (DSUs)
	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$) (1)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Pierre-Paul Allard	31,882	140,281	–
Darryl Edwards	14,960	65,824	–
Guy Marier	46,902	206,369	–
Claude Séguin	8,498	37,391	–
Randy E. Tornes	15,459	68,020	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

No Director holds outstanding option-based awards of the Corporation as at August 31, 2014.

Exercised Share-Based Awards

In the financial year that ended August 31, 2014, none of the DSUs of Directors vested with the exception of Mr. Pierre Marcouiller, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2014:

Name	Number of DSUs converted	Aggregate Value Realized (US$) (1)
Pierre Marcouiller (2)	38,010	210,944

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Marcouiller ceased to be a member of the Board of Directors as of January 10, 2013.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2014, or that may be issued, under the Corporation’s LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation’s shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, RSUs and DSUs (#) (a)	Weighted-average exercise price of outstanding options, RSUs and DSUs (US$) (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
LTIP – RSUs	1,225,135	n/a	(1)	1,704,822
LTIP – Options	87,454	4.62
Deferred Share Unit Plan – DSUs	117,701	n/a	(1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of our Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2014. It assumes that the initial value of the investment in our Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2009. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in each period but the remaining three (3) named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section “Summary Compensation Table”.

The Corporation’s Stock Performance
(September 1, 2009 to August 31, 2014)

	August 31,
	2009	2010	2011	2012	2013	2014
EXFO Subordinate Voting Shares (CA$)	$100	$183	$202	$148	$149	$148

S&P/TSX Composite Index (CA$)	$100	$111	$119	$112	$118	$146

NEOs’ total compensation (in millions of CA$)	$2.3	$2.5	$2.7	$2.5	$2.3	$2.6

The line graph above reflects that we slightly outperformed the S&P/TSX Composite Index for the five-year period ended August 31, 2014. Our total shareholder return significantly increased in financial 2010 and 2011, followed by a marked decline in 2012 and a relatively flat performance in the last two (2) years. Total shareholder return for the Index gradually increased during the same five-year period with the exception of a decline in financial 2012.

Following the end of a global recession in 2009, we reported record sales and robust earnings in financial 2010 and 2011. This superior performance demonstrated the soundness of our growth strategy under adequate market conditions. We, however, were negatively affected by the debt crisis in Europe in 2012 as well as uneven macro-economic conditions in recent years. Likewise, the Index rebounded from the global recession in 2009 and suffered from the European financial crisis in 2012, but it was not perturbed by unsteady macro-economic conditions from 2012 to 2014. Due to our size and market capitalization, our Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart illustrates that over the same five-year period, the total level of compensation received by the NEOs generally followed our share performance. The exceptions to this trend were witnessed in financial 2013 and 2014. The following information should be considered when analyzing the chart:

●
Our share performance improved from the financial year that began on September 1, 2009 to the financial year ended August 31, 2011 and decreased from the financial year that began on September 1, 2011 to the financial year ended August 31, 2012. This share performance is aligned with the respective increase and decrease in total compensation received by the NEOs during these periods. This decrease in NEOs compensation mainly reflects the decision of the Human Resources Committee to no longer grant equity-based compensation to the CEO and progressively adjust base salaries of the CEO over a four (4) year-period and also reflects to some extent financial results below expectations for financial 2013.

●
Despite the relative stability of our share price as at August 31, 2013 compared to the previous financial year, total compensation of the NEOs decreased. This decrease in NEOs compensation reflects financial results below expectations for financial 2013 and consequently is aligned with shareholders’ interests.

●
Similarly, our share price remained relatively flat as at August 31, 2014 compared to the previous financial year, but this year total compensation of the NEOs increased. This can be explained mainly by the progressive adjustment of the base salary of the CEO, as he no longer receives equity-based compensation, and required adjustments to align executive compensation with the target compensation positioning offered within a reference market of comparable companies that are similar in size to us. This is necessary to maintain a competitive position within the market place and retain key executives.

Total compensation received by the NEOs over the identified period should also be considered with the increase in our annual telecom revenues from US$153.1 million for the financial year ended August 31, 2009 to US$230.8 million for the financial year ended August 31, 2014, which represents an increase of 50%. This significant revenue increase was achieved despite market uncertainty over the last three (3) years.

Total compensation to our NEOs is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation.” Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long Term Incentive Plan”.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. We maintain a Directors’ and officers’ liability insurance policy, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by the Corporation’s officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$116,750 from September 30, 2014 to September 30, 2015, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.             Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 8, 2015. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

Board/Committee Membership	Attendance (1)	Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors	7/7	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)	Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2)and RSUs (US$)
August 31, 2014	4,229,358 (4)	31,643,000 (5)	140,150	36,012,508	158,455,035
Options Held as at August 31, 2014
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$) (7)
February 1, 2005 December 6, 2005	17,942 11,218	4.51 4.76	17,942 11,218	‒ ‒
Total	29,160	‒

(1)	From September 1, 2013 until November 1, 2014, Mr. Lamonde attended six (6) board meetings in person and one (1) by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

(6)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars on the grant date.

(7)
Indicates an aggregate value of “in-the-money” unexercised options held at the financial year ended August 31, 2014. “In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised “in-the-money” options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

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

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2014	8,000	31,882	39,882	175,481
Options Held as at August 31, 2014
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$)
‒	‒	‒	‒	‒

(1)	Avaya Inc. is a global provider of business collaboration and communications solutions.
(2)	From September 1, 2013 until November 1, 2014, Mr. Allard attended six (6) board meetings in person and one (1) by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Proposed nominee for Director to the January 2015 shareholders' meeting Independent Principal Occupation: Chairman, TELUS Ventures (1)

François Côté oversees the development and implementation of TELUS Ventures’ investment strategy. He also actively manages investments which drive return on investment and value creation for TELUS Corporation. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health & TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS’ Quebec presence and driving the company’s national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor’s degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the Quebec City region. Mr. Côté serves on the boards of the Montreal Heart Institute and Lumenpulse Inc. as well as the Advisory Board of the McGill Centre for the Convergence of Health and Economics (MCCHE). He is also Chairman of the Board for FitSpirit. In June 2013, Mr. Côté was named Honourary Lieutenant-Colonel of the Canadian Armed Forces’ 34th Signal Regiment. He is also Vice Chair of the TELUS Fund, an independent organization established to finance the creation of health and wellness content.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	N/A N/A N/A N/A	N/A N/A N/A N/A	Lumenpulse Inc.
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value of Shares and DSUs (US$)
August 31, 2014	‒	‒	‒	‒
Options Held as at August 31, 2014
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$)
‒	‒	‒	‒	‒

(1)	Telus is a national telecommunications company in Canada that provides a wide range of telecommunications products and services.
(2)	Mr. Côté, if elected, will join our Board of Directors on January 8, 2015. Hence, from September 1, 2013 until November 1, 2014, Mr. Côté did not attend any meetings.

DARRYL EDWARDS
Weston Under Wetherley Warwickshire, United Kingdom Director since September 2011 Independent Principal Occupation: President and Chief Executive Officer, ECI Telecom

Darryl Edwards was appointed a member of our Board of Directors in September 2011. Mr. Edwards is the President and Chief Executive Officer of ECI Telecom, a leading provider of access and transport solutions. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than thirty (30) years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for seventeen (17) years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two (2) of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent thirteen (13) years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder of MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2014	‒	14,960	14,960	65,824
Options Held as at August 31, 2014
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$)
‒	‒	‒	‒	‒

(1)	From September 1, 2013 until November 1, 2014, Mr. Edwards attended five (5) board meetings in person and two (2) by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

CLAUDE SÉGUIN
Montreal, Quebec, Canada Director since February 2013 Independent Principal Occupation: Senior Vice-President, Corporate Development and Strategic Investments, CGI Group Inc. (1)

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI Group Inc., a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance - Montreal, an organization regrouping financial institutions in Montreal. Claude Séguin graduated from HEC-Montréal and earned a Master’s and a Ph.D. in public administration from the Syracuse University in New York State.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2014	‒	8,498	8,498	37,391
Options Held as at August 31, 2014
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$)
‒	‒	‒	‒	‒

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	From September 1, 2013 until November 1, 2014, Mr. Séguin attended six (6) board meetings in person and one (1) by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President, Sales, Juniper Networks (1)

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales, service and support of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—Organizational Development and Production and Operations Management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2014	‒	15,459	15,459	68,020
Options Held as at August 31, 2014
Date Granted	Number(#)	Exercise Price (US$) (6)	Total Unexercised (#)	Value of Options Unexercised (US$)
‒	‒	‒	‒	‒

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	From September 1, 2013 until November 1, 2014, Mr. Tornes attended six (6) board meetings in person and one (1) by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2014, which was US$4.40 (CA$4.78). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2014 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

From September 1, 2013 through November 1, 2014, the Board met a total of seven (7) times. Each member attended all meetings.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in October 2014, the Audit Committee reviewed and amended the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2014, the audit committee is composed of five independent Directors: Pierre-Paul Allard, Darryl Edwards, Guy Marier, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Claude Séguin.

From September 1, 2013 through November 1, 2014, the Audit Committee met a total of five (5) times. Each member attended all meetings.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2014, the Human Resources Committee reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to this Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2014, the human resources committee is composed of five (5) independent Directors: Pierre-Paul Allard, Darryl Edwards, Guy Marier, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is Mr. Guy Marier.

From September 1, 2013 through November 1, 2014, the Human Resources committee met a total of five (5) times and all members attended all meetings.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the director of investor relations, the director of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2013 through November 1, 2014, five (5) meetings of independent Directors without management occurred and all members attended all meetings. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

 Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was amended as of January 1, 2011 (“MI 52-110”). MI 52-110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2014 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

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

We amended in January 2013 and in October 2014 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors’ nominees and to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

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

As of November 1, 2014, we had a total of 1,572 employees, down from a total of 1,583 on November 1, 2013. We have 680 employees in Canada, primarily based in Quebec, and 892 employees based outside of Canada. 655 are involved in research and development, 339 in manufacturing, 337 in sales and marketing, 120 in general administrative positions and 121 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only our 88 manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement through “Syndicat des employé(e)s d’EXFO”. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.             Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in-the-money” and “out-the-money” options and the beneficial ownership of our share capital as at November 1, 2014 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2014				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)			Total Percentage of Voting Power
				“In-the-money” (1)		Out-the-money (2)
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	4,271,699	(4)	14.87	–	*	29,160	37.95	4,300,859	14.96	31,643,000	(5)	100	92.92
Pierre Plamondon	88,906	(6)	*	–	*	3,653	4.75	92,559	*	–		–	*
Pierre-Paul Allard	8,000		*	–	*	–	*	8,000	*	–		–	*
Darryl Edwards	–		*	–	*	–	*	–	*	–		–	*
Guy Marier	1,000		*	–	*	–	*	1,000	*	–		–	*
Claude Séguin	–		*	–	*	–	*	–	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Jon Bradley	–		*	–	*	–	*	–	*	–		–	*
Lee Huat (Joseph) Soo	–		*	–	*	–	*	–	*	–		–	*
Dana Yearian	34,181		*	–	*	–	*	34,181	*	–		–	*
Other executive officers as a group	64,221		*	–	*	2,228	2.90	66,449	*	–		–	*
All of our Directors and executive officers as a group	4,468,007		15.55	–	*	35,041	45.60	4,503,048	15.66	31,643,000		100	92.97

*	Less than 1%.
(1)
“In-the-money” options are options for which the market value of the underlying securities is higher than the exercise price at which such securities may be bought from the Corporation. As at November 1, 2014 the market value of a Subordinate Voting Share was US$3.84 or CA$4.19 as applicable.

(2)	“Out-the-money” options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.
(3)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2014 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

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

The following table presents information regarding stock options held as of November 1, 2014 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	17,942 11,218	$4.51 $4.76	February 1, 2015 December 6, 2015
Pierre Plamondon	3,653	$4.76	December 6, 2015
Pierre-Paul Allard	−	−	−
Darryl Edwards	−	−	−
Guy Marier	−	−	−
Claude Séguin	−	−	−
Randy E. Tornes	−	−	−
Jon Bradley	−	−	−
Lee Huat (Joseph) Soo	−	−	−

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Dana Yearian	−	−	−
Other Executive Officers as a group	2,228	$4.76	Decembre 6, 2015

(1)	Underlying securities: subordinate voting shares.
(2)
The exercise price of options granted is determined based on the highest of the closing prices of the subordinate voting shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required.

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2014.

Name	DSUs				RSUs
	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–		–	–	44,548	(3)	3.34%	6.03
	–		–	–	53,261	(4)	4.00%	5.43
Pierre Plamondon	–		–	–	12,863	(3)	0.96%	6.03
	–		–	–	8,857	(5)	0.66%	6.03
	–		–	–	17,325	(4)	1.30%	5.43
	–		–	–	19,740	(6)	1.48%	5.06
	–		–	–	19,839	(7)	1.49%	5.28
	–		–	–	27,729	(8)	2.08%	3.71
Pierre-Paul Allard	31,882	(9)	27.1%	4.81	–		–	–
Darryl Edwards	14,960	(9)	12.7%	5.04	–		–	–
Guy Marier	46,902	(9)	39.9%	5.03	–		–	–
Claude Séguin	8,498	(9)	7.2%	4.63	–		–	–
Randy E. Tornes	15,459	(9)	13.1%	4.62	–		–	–
Jon Bradley	–		–	–	8,342	(3)	0.63%	6.03
	–		–	–	8,857	(5)	0.66%	6.03
	–		–	–	11,255	(4)	0.84%	5.43
	–		–	–	14,089	(6)	1.06%	5.06
	–		–	–	14,100	(7)	1.06%	5.28
	–		–	–	22,528	(8)	1.69%	3.71
Lee Huat (Joseph) Soo	–		–	–	8,321	(10)	0.62%	6.61
	–		–	–	12,735	(6)	0.96%	5.06
	–		–	–	12,958	(7)	0.97%	5.28
	–		–	–	21,332	(8)	1.60%	3.71
Dana Yearian	–		–	–	11,470	(3)	0.86%	6.03
	–		–	–	8,857	(5)	0.66%	6.03
	–		–	–	15,322	(4)	1.15%	5.43
	–		–	–	17,994	(6)	1.35%	5.06
	–		–	–	17,676	(7)	1.33%	5.28
	–		–	–	25,706	(8)	1.93%	3.71
Other executive officers as a group	–		–	–	29,709	(3)	2.23%	6.03
	–		–	–	12,882	(5)	0.97%	6.03
	–		–	–	2,300	(11)	0.17%	9.32
	–		–	–	41,420	(4)	3.11%	5.43
	–		–	–	4,600	(12)	0.30%	6.47
	–		–	–	7,576	(15)	0.57%	6.55
	–		–	–	6,330	(16)	0.47%	6.55
	–		–	–	1,429	(13)	0.11%	7.06
	–		–	–	75,846	(6)	5.69%	5.06
	–		–	–	2,200	(14)	0.17%	5.61
	–		–	–	73,660	(7)	5.53%	5.28
	–		–	–	1,650	(17)	0.12%	4.36
	–		–	–	100,431	(8)	7.53%	3.71

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
All of the directors and executive officers as a group	–	–	–	106,932	(3)	8.02%	6.03
	–	–	–	39,453	(5)	2.96%	6.03
	–	–	–	2,300	(11)	0.17%	9.32
	–	–	–	138,583	(4)	10.40%	5.43
	–	–	–	4,000	(12)	0.30%	6.47
	–	–	–	8,321	(10)	0.62%	6.61
	–	–	–	7,576	(15)	0.57%	6.55
	–	–	–	6,330	(16)	0.47%	6.55
	–	–	–	1,429	(13)	0.11%	7.06
	–	–	–	140,404	(6)	10.53%	5.06
	–	–	–	2,200	(14)	0.17%	5.61
	–	–	–	138,233	(7)	10.37%	5.28
	–	–	–	1,650	(17)	0.12%	4.36
	–	–	–	197,726	(8)	14.83%	3.71
Total	117,701	100%	4.89	795,137		59.64%	5.07

(1)
The estimated average value at the time of grant of a DSU is the average of the estimated value at the time of grant of a DSU which is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York (for grants of DSUs prior to January 1, 2009) or the Bank of Canada (for grants of DSUs on or after January 1, 2009) on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

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

(8)
Those RSUs will vest on the fifth anniversary date of the grant in October 2014 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

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

(17)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2014.

Escrowed Securities

To our knowledge as at November 1, 2014, none of the equity securities of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.             Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2014 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	4,271,699	14.87%	92.91%
Fiducie Germain Lamonde (3)	1,900,000	6.00%	–	–	5.50%
G. Lamonde Investissements Financiers inc. (4)	29,743,000	94.00%	4,000,000	13.92%	87.33%
EdgePoint Investment Group, Inc.	–	–	3,775,600	13.14%	1.09%
Royce & Associates LLC	–	–	2,268,534	7.90%	*
Brown Investment Advisory, Inc.	–	–	1,550,182	5.40%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2014 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies have maintained majority ownership. Mr. Lamonde converted five million multiple voting shares into subordinate voting shares in fiscal 2011 and sold one million of those subordinate voting shares on the open market. (Only subordinate voting shares can be traded on the open market). According to publicly available information, EdgePoint Investment Group remains EXFO’s second-largest shareholder with 3.8 million subordinate voting shares or 13.1% of the public float. Royce & Associates LLC holds 7.9% of the public float (2.3 million shares). Finally, Brown Investment Advisory, holding 1.6 million subordinate voting shares, rounds up the list of investors accounting for more than 5% of the public float (5.4%).

As at November 10, 2014, 28,682,146 subordinate voting shares were outstanding. Approximately 97.96% (28,096,932) of our subordinate voting shares were held in bearer form and the remainder (585,214 subordinate voting shares) was held by 224 record holders. As at November 10, 2014, we believe approximately 61.51% of our outstanding subordinate voting shares were held in the United States.

B.             Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

From September 1, 2014 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.             Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.            Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2014		2013		2012

Export Sales	$211,324	92%	$216,077	89%	$220,022	88%
Domestic Sales	19,482	8	26,073	11	29,944	12
	$230,806	100%	$242,150	100%	$249,966	100%

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

B.            Significant Changes

No significant changes occurred since the date of our annual consolidated financial statements.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.            Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2009 to August 31, 2010	6.59	2.81	6.70	3.10
September 1, 2010 to August 31, 2011	12.96	5.28	12.56	5.50
September 1, 2011 to August 31, 2012	8.23	4.56	8.24	4.59
September 1, 2012 to August 31, 2013	5.90	4.00	5.86	4.14
September 1, 2013 to August 31, 2014	5.70	4.13	5.88	4.51

September 1, 2012 to November 30, 2012 (2013 1st Quarter)	5.20	4.38	5.10	4.40
December 1, 2012 to February 28, 2013 (2013 2nd Quarter)	5.90	4.51	5.86	4.40
March 1, 2013 to May 31, 2013 (2013 3rd Quarter)	5.65	4.33	5.76	4.40
June 1, 2013 to August 31, 2013 (2013 4th Quarter)	5.05	4.00	5.25	4.14

September 1, 2013 to November 30, 2013 (2014 1st Quarter)	5.70	4.46	5.88	4.67
December 1, 2013 to February 28, 2014 (2014 2nd Quarter)	5.32	4.13	5.68	4.51
March 1, 2014 to May 31, 2014 (2014 3rd Quarter)	5.15	4.22	5.70	4.60
June 1, 2014 to August 31, 2014 (2014 4th Quarter)	4.86	4.19	5.17	4.56

May 2014	4.60	4.22	5.01	4.60
June 2014	4.86	4.19	5.17	4.56
July 2014	4.80	4.35	5.15	4.73
August 2014	4.62	4.35	5.05	4.75
September 2014	4.40	3.94	4.80	4.40
October 2014	3.95	3.47	4.41	3.91
November 2014	3.67	3.45	4.20	3.90
(until November 10)

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

On November 10, 2014, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$3.45 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$4.04 per share.

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

 Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 23.8% provided, as we believe to be the case, that we are not a “passive foreign investment company”. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

Market Risk

 Currency Risk

Our functional currency is the Canadian dollar. In addition, we have adopted the US dollar as our reporting currency as it is the most commonly used reporting currency in our industry. We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. We do not enter into forward exchange contracts for trading or speculative purposes. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

The following tables summarize the forward exchange contracts in effect as at August 31, 2014, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

US dollars – Canadian dollars forward exchange contracts

	Years ending August 31,
	2015	2016	2017

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$22,200	$13,400	$3,400
Weighted average contractual forward rates	1.0666	1.0923	1.1063

US dollars – Indian rupees forward exchange contracts

Year ending August 31,
2015

Forward exchange contracts to sell US dollars in exchange for Indian rupees
Contractual amounts	$2,800
Weighted average contractual forward rate	62.11

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which represents the amount at which they could be settled based on estimated current market rates. The fair value of our forward exchange contracts amounted to net losses of $497,000 as at August 31, 2014.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2014:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$15,382	€3,353
Accounts receivable	33,127	6,325
	48,509	9,678
Financial liabilities
Accounts payable and accrued liabilities	10,824	880
Forward exchange contracts (nominal amount)	3,800	–
	14,624	880
Net exposure	$33,885	€8,798

The value of the Canadian dollar compared to the US dollar was CA$1.0858 = US$1.00 as at August 31, 2014.

The value of the Canadian dollar compared to the euro was CA$1.4319 = €1.00 as at August 31, 2014.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2014:

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by and $3.0 million, or $0.05 per diluted share, as at August 31, 2014.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $1.1 million or $0.02 per diluted share, as at August 31, 2014.

●	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2.6 million as at August 31, 2014.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts our balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of our cost of sales and operating expenses is denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We have limited exposure to interest risk. We are mainly exposed to interest rate risks through our cash and short-term investments.

Cash

As at August 31, 2014, our cash balances included an amount of $30.1 million that bears interest at a rate of 1.5%.

Short-term investments

Our Short-term investments consist of the following as at August 31, 2014:

Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 1.1%, maturing in September 2014	$4,730
Term deposits denominated in Indian rupees, bearing interest at an annual rate of 9.0%, maturing in December 2014 and January 2015	569
Term deposits denominated in Indian rupees, bearing interest at an annual rate of 8.0%, maturing between September 2014 and May 2015	427
$5,726

Due to their short-term maturity of usually three months or less, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income. Based on market value, the fair value of our short-term investments amounted to $5.7 million as at August 31, 2014.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable, other assets and accounts payable are financial instruments whose carrying value approximates their fair value due to their relatively short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2014, our short-term investments consist of debt instruments issued by a high-credit quality corporations. These debt instruments are not expected to be affected by a significant liquidity risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $396,000 as at August 31, 2014.

In fiscal 2014, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2014 (in thousands of US dollars):

Current	$36,700
Past due, 0 to 30 days	5,508
Past due, 31 to 60 days	1,372
Past due, more than 60 days, less allowance for doubtful accounts of $396	2,451
Total trade accounts receivable	$46,031

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our derivative and non-derivative financial liabilities as at August 31, 2014 (in thousands of US dollars):

	0-12 months	13-24 months	25-36 Months

Accounts payable and accrued liabilities	$28,990	$–	$–
Forward exchange contracts
Outflow (nominal amount)	25,000	13,400	3,400
Inflow	(24,675)	(13,480)	(3,464)
Total	$29,315	$(80)	$(64)

As at August 31, 2014, we had $59.8 million in cash and short-term investments and $48.0 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $15.4 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $22.0 million for foreign currency exposure related to our forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this Annual Report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2014.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2014.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of EXFO’s internal control over financial reporting at August 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Claude Séguin, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Séguin is independent of management, in accordance with the CSA Standards as described in Item 6C – Board Practices of this Annual Report. For a description of Mr. Séguin’s education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard, Mr. Darryl Edwards, Mr. Guy Marier and Mr. Randy E. Tornes, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B.	Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to our 2010 Annual Report. In March 2005, the Board adopted and, in 2010 and 2013, updated the following policies:

●	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
●	Board of Directors Corporate Governance Guidelines;
●	Ethics and Business Conduct Policy;
●	Statement of Reporting Ethical Violations (Whistleblower).

A copy of those policies has been filed respectively as exhibits 11.1 and 11.2 inclusively to our 2010 Annual Report and as exhibits 11.3 and 11.4 to our 2013 Annual Report. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2013 and 2014, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $357,000 and $358,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2013 and 2014, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $99,000 and $80,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements and the IFRS convergence project.

Tax Fees

During the financial years ended August 31, 2013 and 2014, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $110,000 and $147,000 respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2013 and 2014.

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

During the financial year ended on August 31, 2014, 100% of tax fees were approved by the Audit Committee pursuant to this policy. During the financial year ended on August 31, 2014, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On January 8, 2014, we announced the approval of the renewal of the share repurchase program effective from January 13, 2014 to January 12, 2015, by way of a normal course issuer bid on the open market of up to 2,043,101 subordinate voting shares (“2014 NCIB”).

From September 1, 2013 through November 10, 2014, we spent approximately US$1.4 million (including fees) to repurchase 351,743 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From September 1, 2013	‒	‒	‒	‒	1,569,965
To September 30, 2013
From October 1, 2013	‒	‒	‒	‒	1,569,965
To October 31, 2013
From November 1, 2013	‒	‒	‒	‒	1,569,965
To November 11, 2013
From November 12, 2013	‒	‒	‒	‒	‒
To November 30, 2013
From December 1, 2013	‒	‒	‒	‒	‒
To December 31, 2013
From January 1, 2014	‒	‒	‒	‒	‒
To January 12, 2014
From January 13, 2014	117,316	4.33	4.74	117,316	2,043,101
To January 31, 2014
From February 1, 2014	97,154	4.35	4.79	97,154	1,828,631
To February 28, 2014
From March 1, 2014	‒	‒	‒	‒	1,828,631
To March 31, 2014
From April 1, 2014	‒	‒	‒	‒	1,828,631
To April 30, 2014
From May 1, 2014	‒	‒	‒	‒	1,828,631
To May 31, 2014
From June 1, 2014	‒	‒	‒	‒	1,828,631
To June 30, 2014
From July 1, 2014	‒	‒	‒	‒	1,828,631
To July 31, 2014
From August 1, 2014	‒	‒	‒	‒	1,828,631
To August 31, 2014
From September 1, 2014	‒	‒	‒	‒	1,828,631
To September 30, 2014
From October 1, 2014	92,048	3.61	4.05	92,048	1,736,583
To October 31, 2014
From November 1, 2014	45,225	3.69	4.15	45,225	1,691,358
To November 10, 2014
Total	351,743			351,743

Item 16F.                      Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.                      Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ National Market. A copy of the Corporation’s Corporate Governance Policies are included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibits 11.8 and 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.3, 11.4, 11.10, 11.11 and 11.12, to our 2013 Annual Report on Form 20-F and as Exhibits 11.5, 11.6 and 11.7 to this Annual Report on Form 20-F.

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

4.51	Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated January 8, 2014 (incorporated by reference to EXFO’s report on Form 6-K dated January 9, 2014, file No. 000-30895).

Number	Exhibit
8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistleblower) (incorporated by reference to Exhibit 11.4 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.5	Audit Committee Charter.
11.6	Human Resources Committee Charter.
11.7	Corporate Governance Practices.
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct (incorporated by reference to Exhibit 11.10 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.11	Policy Regarding Conflict Minerals (incorporated by reference to Exhibit 11.11 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.12	Director Share Ownership Policy (incorporated by reference to Exhibit 11.12 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EXFO INC.

By:           /s/ Germain Lamonde
Name:     Germain Lamonde
Title:       Chairman of the Board, President
and Chief Executive Officer

Date:       November 24, 2014

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries 2014, 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at August 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2014 and August 31, 2013 and the consolidated statements of earnings, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2014 and August 31, 2013 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at August 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section "Management's Annual Report on Internal Control over Financial Reporting" included in Item 15b) of the Annual Report on Form 20-F.

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

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

Montréal, Québec, Canada
November 24, 2014

1 CPA auditor, CA, public accountancy permit No. A119427

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2014	2013
Assets

Current assets
Cash	$54,121	$45,386
Short-term investments (note 5)	5,726	4,868
Accounts receivable (note 5)
Trade	46,031	50,117
Other	2,001	2,778
Income taxes and tax credits recoverable (note 18)	3,796	6,525
Inventories (note 6)	35,232	35,705
Prepaid expenses	2,281	2,561

	149,188	147,940

Tax credits recoverable (note 18)	41,745	41,719
Property, plant and equipment (notes 7 and 20)	42,780	45,523
Intangible assets (notes 8 and 20)	7,293	7,543
Goodwill (notes 8 and 20)	26,488	27,313
Deferred income tax assets (note 18)	9,816	10,807
Other assets	721	693

	$278,031	$281,538
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$29,553	$26,253
Provisions (note 10)	532	756
Income taxes payable	840	679
Current portion of long-term debt	‒	296
Deferred revenue	8,990	9,467

	39,915	37,451

Deferred revenue	3,319	3,932
Deferred income tax liabilities (note 18)	3,087	3,226
Other liabilities	340	477

	46,661	45,086
Commitments (note 11)

Shareholders’ equity
Share capital (note 12)	111,491	109,837
Contributed surplus	16,503	17,186
Retained earnings	113,635	112,852
Accumulated other comprehensive loss (note 13)	(10,259)	(3,423)

	231,370	236,452

	$278,031	$281,538

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Claude Séguin
GERMAIN LAMONDE	CLAUDE SÉGUIN
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2014	2013	2012

Sales (note 20)	$230,806	$242,150	$249,966

Cost of sales (1) (note 16)	86,836	92,469	91,792
Selling and administrative (note 16)	86,429	88,756	94,139
Net research and development (note 16)	44,846	45,444	49,854
Depreciation of property, plant and equipment (note 16)	4,995	6,028	6,169
Amortization of intangible assets (note 16)	4,398	6,643	7,819
Changes in fair value of cash contingent consideration	–	–	(311)
Interest and other income	(326)	(113)	(131)
Foreign exchange (gain) loss	(1,634)	(4,082)	657

Earnings (loss) before income taxes	5,262	7,005	(22)

Income taxes (note 18)	4,479	5,664	3,571

Net earnings (loss) for the year	$783	$1,341	$(3,593)

Basic and diluted net earnings (loss) per share	$0.01	$0.02	$(0.06)

Basic weighted average number of shares outstanding (000’s)	60,329	60,323	60,453

Diluted weighted average number of shares outstanding (000’s) (note 19)	61,015	61,110	60,453

(1)      The cost of sales is exclusive of depreciation and amortization, shown separately.

EXFO Inc.
Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Years ended August 31,
	2014	2013	2012

Net earnings (loss) for the year	$783	$1,341	$(3,593)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(7,086)	(15,830)	(6,875)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(618)	(1,256)	185
Reclassification of realized gains/losses on forward exchange contracts in net earnings (loss)	959	(247)	(1,108)
Deferred income tax effect of gains/losses on forward exchange contracts	(91)	403	256

Other comprehensive loss	(6,836)	(16,930)	(7,542)

Comprehensive loss for the year	$(6,053)	$(15,589)	$(11,135)

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options (note 12)	310	–	–	–	310
Redemption of share capital (note 12)	(1,696)	(540)	–	–	(2,236)
Reclassification of stock-based compensation costs (note 12)	2,010	(2,010)	–	–	–
Stock-based compensation costs	–	1,831	–	–	1,831
Net loss for the year	–	–	(3,593)	–	(3,593)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,875)	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $256	–	–	–	(667)	(667)

Total comprehensive loss for the year	–	–	(3,593)	(7,542)	(11,135)

Balance as at August 31, 2012	$110,965	$17,298	$111,511	$13,507	$253,281

	Year ended August 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 12)	87	–	–	–	87
Redemption of share capital (note 12)	(2,565)	(531)	–	–	(3,096)
Reclassification of stock-based compensation costs (note 12)	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,769	–	–	1,769
Net earnings for the year	–	–	1,341	–	1,341
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(15,830)	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $403	–	–	–	(1,100)	(1,100)

Total comprehensive income (loss) for the year	–	–	1,341	(16,930)	(15,589)

Balance as at August 31, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452

	Year ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 12)	225	–	–	–	225
Redemption of share capital (note 12)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 12)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	783	–	783
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive income (loss) for the year	–	–	783	(6,836)	(6,053)

Balance as at August 31, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2014	2013	2012
Cash flows from operating activities
Net earnings (loss) for the year	$783	$1,341	$(3,593)
Add (deduct) items not affecting cash
Changes in discount on short-term investments	–	–	45
Stock-based compensation costs	1,696	1,768	1,862
Depreciation and amortization	9,393	12,671	13,988
Changes in fair value of cash contingent consideration	–	–	(311)
Deferred revenue	(804)	(1,266)	(506)
Deferred income taxes	891	2,951	2,050
Changes in foreign exchange gain/loss	(491)	(1,091)	(1,510)
	11,468	16,374	12,025
Changes in non-cash operating items
Accounts receivable	3,578	(14,765)	7,974
Income taxes and tax credits	1,447	(4,205)	(5,570)
Inventories	(734)	2,916	10,879
Prepaid expenses	210	993	(589)
Other assets	92	(703)	–
Accounts payable and accrued liabilities and provisions	3,832	(2,373)	643
Other liabilities	(107)	(258)	(105)
	19,786	(2,021)	25,257
Cash flows from investing activities
Additions to short-term investments	(34,222)	(54,489)	(115,886)
Proceeds from disposal and maturity of short-term investments	33,208	57,514	152,797
Additions to capital assets (notes 7 and 8)	(7,931)	(8,026)	(23,849)
	(8,945)	(5,001)	13,062
Cash flows from financing activities
Bank loan	–	–	(782)
Repayment of long-term debt	(307)	(589)	(577)
Exercise of stock options	225	87	310
Redemption of share capital	(937)	(3,096)	(2,236)
	(1,019)	(3,598)	(3,285)

Effect of foreign exchange rate changes on cash	(1,087)	(2,862)	1,063

Change in cash	8,735	(13,482)	36,097
Cash – Beginning of year	45,386	58,868	22,771
Cash – End of year	$54,121	$45,386	$58,868

Supplementary information
Interest received	$550	$668	$591
Interest paid	$16	$37	$76
Income taxes paid	$1,272	$1,373	$1,494

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test, service assurance and quality of experience solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company’s core-to-edge solutions assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 24, 2014.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The company has consistently applied the same accounting policies through all periods presented.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Extended warranties

Extended warranties are usually offered to customers for periods of 6 to 48 months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

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

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction, whereas non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from the company are translated into Canadian dollars as follows: Assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, whereas revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders’ equity.

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

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable as well as Indian-rupee-denominated operating expenses and the related accounts payable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales and operating expenses, accumulated changes in fair value are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

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

Fair value hierarchy

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the fair value hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	15 years
Buildings	20 to 60 years
Equipment	3 to 15 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets’ residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships, brand name and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand name, and four and ten years for software. None of the company’s intangible assets were developed internally.

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

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of intangible assets of IAS 38, “Intangible Assets’’, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2013 and 2014, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, “Accounting for Governmental Grants and Disclosures of Governmental Assistance’’, and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings. Non-refundable research and development tax credits are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with the conditions related to the tax credits and that the tax credits will be received.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group’s recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU’s fair value less costs of disposal and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

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

Leases

Operating leases are leases for which the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at August 31, 2013 and 2014, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grants and that the grants will be received.

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

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of these temporary differences can be controlled and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Uncertain tax positions

The company is subject to income tax laws and regulations in several jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting periods and any changes in the provisions are recognized in the statements of earnings when they occur. However, it is possible that at some future dates, liabilities in excess of the company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will be recognized in the statement of earnings in the period in which such determination is made.

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

Operating segments

Operating segments are defined as components of an entity engaged in business activities form which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The company’s CODM is the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluation performance. Accordingly, the company determined that it operates within one operating segment as of, and for the years ended August 31, 2012, 2013 and 2014. Entity-wide disclosures are presented in note 20.

Critical accounting judgments and estimates in applying accounting policies

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

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax laws and regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company’s non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 18).

d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from a binding sales agreement in an arm’s length transaction, including data from recent transactions of similar assets, within the same industry, when available, available data from observable active market prices less incremental costs for disposing of the asset, or the company’s stock price. To supplement this information or when such information is not available, the company uses discounted cash flows. The establishment of discounted cash flows requires the use of estimates and assumptions, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates for each CGU. Estimates and assumptions used to establish discounted cash flows are described in note 8.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

i)	Growth rates

The assumptions used are based on the company’s historical growth, internal budget, expectations of future revenue growth, sales funnel, as well as industry and market trends.

ii)	Discount rate

The discount rate used by the company represents its weighted average cost of capital (WACC), plus a premium to take into account specific risks of the CGU, as the case may be.

New IFRS pronouncements and amendments

Adopted during the year

The company has adopted the following amended and new standards, effective September 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation — Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. The adoption of IFRS 10 had no impact on the company’s consolidated financial statements.

Joint arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venture recognizes its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 replaces IAS 31, “Interests in Joint Ventures”, and SIC 13, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. The adoption of IFRS 11 had no impact on the company’s consolidated financial statements.

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The adoption of IFRS 12 had no impact on the company’s consolidated financial statements.

Fair value measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures. The adoption of IFRS 13 did not require any adjustment to the valuation techniques used by the company to measure fair value. The company provided the required additional disclosure in its consolidated financial statements (note 5).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The adoption of these amendments had no impact on the company’s consolidated financial statements.

Issued but not yet adopted

Financial instruments

IFRS 9, “Financial Instruments”, was issued in October 2010 and will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

3	Restructuring Charges

In June 2012, the company implemented a restructuring plan to align its cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $2,418,000. During the year ended August 31, 2012, the company recorded charges of $2,329,000 in severance expenses under that plan. The remaining expenses of $89,000 were recorded during the year ended August 31, 2013 (note 16).

4	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

●	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
●	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
●	To provide the company’s shareholders with an appropriate return on their investment.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

No changes were made to the objectives and policies during the years ended August 31, 2013 and 2014.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $239,875,000 and $241,629,000 as at August 31, 2013 and 2014 respectively.

5	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2014

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$54,121	$–	$–	$–	$54,121
Short-term investments	$–	$5,726	$–	$–	$5,726
Accounts receivable	$47,981	$–	$–	$–	$47,981
Other assets	$114	$–	$–	$–	$114
Forward exchange contracts	$–	$–	$–	$193	$193
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$28,990	$–	$28,990
Forward exchange contracts	$–	$–	$–	$690	$690

	As at August 31, 2013

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$45,386	$–	$–	$–	$45,386
Short-term investments	$–	$4,868	$–	$–	$4,868
Accounts receivable	$52,895	$–	$–	$–	$52,895
Other assets	$167	$–	$–	$–	$167
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$25,679	$–	$25,679
Forward exchange contracts	$–	$–	$–	$722	$722
Long-term debt	$–	$–	$296	$–	$296

Fair value

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets and the long-term debt approximates their carrying value due to their relatively short-term maturities.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2014		As at August 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$5,726	$–	$4,868	$–
Forward exchange contracts	$–	$193	$–	$–

Financial liabilities
Forward exchange contracts	$–	$690	$–	$808

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to a currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2013 and 2014, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2013
September 2013 to August 2014	$22,200	1.0280
September 2014 to August 2015	15,000	1.0529
September 2015 to August 2016	5,000	1.0716
Total	$42,200	1.0420

As at August 31, 2014
September 2014 to August 2015	$22,200	1.0666
September 2015 to August 2016	13,400	1.0923
September 2016 to December 2016	3,400	1.1063
Total	$39,000	1.0789

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2014
September 2014 to August 2015	$2,800	62.11

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 and $497,000 as at August 31, 2013 and 2014.

As at August 31, 2014, forward exchange contracts of $51,000 are presented as current assets in other accounts receivable, forward exchange contracts of $142,000 are presented as long-term assets in other long-term assets, forward exchange contracts of $563,000 are presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts of $127,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $116,000 included in accounts payable and accrued liabilities are recorded in the statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the statement of earnings.

As at August 31, 2013, forward exchange contracts of $574,000 were presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts of $148,000 were presented as long-term liabilities in other long-term liabilities in the balance sheet.

Based on the portfolio of forward exchange contracts as at August 31, 2014, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $396,000.

For the years ended August 31, 2012, 2013 and 2014, the company recognized within its sales foreign exchange gains (losses) on forward exchange contracts of $1,125,000, $380,000 and $(909,000) respectively.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2013 and 2014:

	As at August 31,
	2014		2013

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$15,382	€3,353	$9,728	€2,106
Accounts receivable	33,127	6,325	33,191	5,284
	48,509	9,678	42,919	7,390
Financial liabilities
Accounts payable and accrued liabilities	10,824	880	10,355	1,075
Forward exchange contracts (nominal value)	3,800	–	3,800	–
	14,624	880	14,155	1,075
Net exposure	$33,885	€8,798	$28,764	€6,315

The value of the Canadian dollar compared to the US dollar was CA$1.0530 = US$1.00 and CA$1.0858 = US$1.00 as at August 31, 2013 and 2014 respectively.

The value of the Canadian dollar compared to the euro was CA$1.3936 = €1.00 and CA$1.4319 = €1.00 as at August 31, 2013 and 2014 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2013 and 2014:

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,702,000, or $0.04 per diluted share, and $3,001,000, or $0.05 per diluted share, as at August 31, 2013 and 2014 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $870,000, or $0.01 per diluted share, and $1,142,000 or $0.02 per diluted share, as at August 31, 2013 and 2014 respectively.

●
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2,951,000 and $2,617,000 as at August 31, 2013 and 2014 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company’s balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s cost of sales and operating expenses are denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash and short-term investments.

Cash

As at August 31, 2013 and 2014, the company’s cash balances included an amount of $30,392,000 and $30,102,000 respectively that bears interest at an annual rate of 1.5%.

Short-term investments

Short-term investments consist of the following:

	As at August 31
	2014	2013

Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 1.1%, maturing in September 2014	$4,730	$–
Term deposits denominated in Indian rupees, bearing interest at an annual rate of 9.0%, maturing in December 2014 and January 2015	569	–
Term deposits denominated in Indian rupees, bearing interest at an annual rate of 8.0%, maturing between September 2014 and May 2015 (note 9)	427	–
Commercial paper denominated in Canadian dollars, bearing interest at an annual rate of 1.2%, matured in October 2013	–	4,868
	$5,726	$4,868

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

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2014, the company’s short-term investments consist of debt instruments issued by three (one as at August 31, 2013) high-credit quality corporations. These debt instruments are not expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $766,000 and $396,000 as at August 31, 2013 and 2014, respectively.

For the years ended August 31, 2013 and 2014, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2014	2013

Current	$36,700	$41,557
Past due, 0 to 30 days	5,508	6,210
Past due, 31 to 60 days	1,372	2,088
Past due, more than 60 days, net of allowance for doubtful accounts of $766 and $396 as at August 31, 2013 and 2014, respectively	2,451	262
	$46,031	$50,117

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2014	2013

Balance – Beginning of year	$766	$583
Addition charged to earnings	210	323
Write-off of uncollectible accounts	(580)	(140)
Balance – End of year	$396	$766

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2014
	0-12 months	13-24 months	25-36 months

Accounts payable and accrued liabilities	$28,990	$–	$–
Forward exchange contracts
Outflow	25,000	13,400	3,400
Inflow	(24,675)	(13,480)	(3,464)
Total	$29,315	$(80)	$(64)

	As at August 31, 2013
	0-12 months	13-24 months	25-36 months

Accounts payable and accrued liabilities	$25,679	$–	$–
Long-term debt	296	–	–
Forward exchange contracts
Outflow	22,200	15,000	5,000
Inflow	(21,673)	(14,999)	(5,088)
Total	$26,502	$1	$(88)

As at August 31, 2014, the company had $59,847,000 in cash and short-term investments and $48,032,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $15,407,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit totaling $21,993,000 for foreign currency exposure related to its forward exchange contracts (note 9).

6	Inventories

	As at August 31,
	2014	2013

Raw materials	$16,464	$16,645
Work in progress	1,100	1,179
Finished goods	17,668	17,881
	$35,232	$35,705

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $98,147,000 and $90,445,000 as at August 31, 2013 and 2014 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 16).

Inventory write-down amounted to $3,838,000, $4,120,000 and $4,600,000 for the years ended August 31, 2012, 2013 and 2014 respectively.

7	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2012	$5,585	$38,355	$47,962	$2,367	$94,269
Additions	5	866	3,824	167	4,862
Disposals	–	–	(6,569)	–	(6,569)
Foreign currency translation adjustment	(358)	(2,439)	(2,661)	(171)	(5,629)
Cost as at August 31, 2013	5,232	36,782	42,556	2,363	86,933
Additions	148	18	3,550	164	3,880
Disposals	–	–	(5,799)	(34)	(5,833)
Foreign currency translation adjustment	(158)	(1,203)	(1,337)	(51)	(2,749)
Cost as at August 31, 2014	$5,222	$35,597	$38,970	$2,442	$82,231

Accumulated depreciation as at September 1, 2012	$1,317	$6,242	$36,171	$691	$44,421
Depreciation for the year	62	664	4,935	367	6,028
Disposals	–	–	(6,423)	–	(6,423)
Foreign currency translation adjustment	(71)	(437)	(2,033)	(75)	(2,616)
Accumulated depreciation as at August 31, 2013	1,308	6,469	32,650	983	41,410
Depreciation for the year	58	697	3,891	349	4,995
Disposals	–	–	(5,633)	(40)	(5,673)
Foreign currency translation adjustment	(39)	(182)	(1,020)	(40)	(1,281)
Accumulated depreciation as at August 31, 2014	$1,327	$6,984	$29,888	$1,252	$39,451

Net carrying value as at:
August 31, 2013	$3,924	$30,313	$9,906	$1,380	$45,523
August 31, 2014	$3,895	$28,613	$9,082	$1,190	$42,780

As at August 31, 2013 and 2014, unpaid purchases of property, plant and equipment amounted to $231,000 and $356,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2012	$26,077	$6,582	$656	$14,069	$47,384
Additions	145	‒	‒	515	660
Disposals	‒	‒	‒	(66)	(66)
Foreign currency translation adjustment	(1,349)	(416)	(42)	(1,509)	(3,316)
Cost as at August 31, 2013	24,873	6,166	614	13,009	44,662
Additions	3,582	‒	‒	754	4,336
Disposals	(15,281)	‒	‒	(193)	(15,474)
Foreign currency translation adjustment	(488)	(187)	(18)	(645)	(1,338)
Cost as at August 31, 2014	$12,686	$5,979	$596	$12,925	$32,186

Accumulated amortization as at September 1, 2012	$19,122	$3,252	$324	$10,554	$33,252
Amortization for the year	4,068	1,285	128	1,162	6,643
Disposals	‒	‒	‒	(51)	(51)
Foreign currency translation adjustment	(1,334)	(258)	(26)	(1,107)	(2,725)
Accumulated amortization as at August 31, 2013	21,856	4,279	426	10,558	37,119
Amortization for the year	2,046	1,204	120	1,028	4,398
Disposals	(15,281)	‒	‒	(193)	(15,474)
Foreign currency translation adjustment	(559)	(137)	(12)	(442)	(1,150)
Accumulated amortization as at August 31, 2014	$8,062	$5,346	$534	$10,951	$24,893

Net carrying value as at:
August 31, 2013	$3,017	$1,887	$188	$2,451	$7,543
August 31, 2014	$4,624	$633	$62	$1,974	$7,293

Remaining amortization period as at August 31, 2014	4 years	1 year	1 year	2 years

Goodwill

	Years ended August 31,
	2014	2013

Balance – Beginning of year	$27,313	$29,160
Foreign currency translation adjustment	(825)	(1,847)
Balance – End of year	$26,488	$27,313

In the fourth quarter of fiscal 2014, the company performed its annual goodwill impairment test for its two CGUs, EXFO and Brix. For the purposes of the impairment test, goodwill was allocated as follows to the two CGUs:

	As at August 31,
	2014	2013

EXFO CGU	$10,465	$10,791
Brix CGU	16,023	16,522
Total	$26,488	$27,313

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company used a market-based approach (sales multiples) based on recent comparable transactions in its industry, supplemented by an analysis of its enterprise value derived from its market capitalization to assess the recoverable amount of the EXFO CGU. To assess the recoverable amount of the Brix CGU, the company used a combination of a market-based approach (sales multiples), based on recent comparable transactions in its industry, and discounted cash flows. The recoverable amount of the company’s CGUs is classified within level 3 of the fair value hierarchy.

The sales multiple of recent comparable transactions for both CGUs ranged between 1.9 and 5 times sales. These comparable transactions occurred in calendar 2013 and 2014.

Discounted cash flows for the Brix CGU were based on five-year management projections, using five-year sales compound annual growth rate (CAGR) of 23% and a perpetual growth rate of 2% thereafter. The company used a discount rate of 18%. Based on these assumptions (used in the discounted cash flows calculations) as well as a sales multiple of 2.0 times fiscal 2014 sales, the recoverable amount of the Brix CGU exceeds its carrying amount by 49%. The five-year sales CAGR used in the discounted cash flows calculations differs from past experience; management has determined the five-year sales CAGR based on recent market studies, the impact of recently launched and to be launched solutions, as well as its sales funnel.

The Brix CGU’s recoverable amount would equal its carrying value using five-year sales CAGR of 8%, which is below management’s expected market growth of 10% to 15% (excluding market share gains) over the five-year period used in the discounted cash flows calculations for that CGU, or a sales multiple of 1 time fiscal 2014 sales.

As at August 31, 2014, the recoverable amount for both CGUs exceeded their carrying value.

9	Credit Facilities

The company has lines of credit that provide for advances of up to CA$15,000,000 (US$13,815,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2014, an amount of CA$443,000 (US$408,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company’s operations for its own selling and purchasing requirements. These lines of credit are subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

In addition, the company has lines of credit totaling $25,681,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 5). As at August 31, 2014, an amount of $4,114,000 was reserved from these lines of credit. These lines of credit are unsecured.

Finally, the company has a line of credit of INR 47,000,000 ($775,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 5). As at August 31, 2014, an amount of INR 21,180,000 ($349,000) was reserved from this line of credit. This line of credit is secured by term deposits totaling INR 25,000,000 ($427,000) (note 5).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2014	2013

Trade	$11,848	$10,002
Salaries and social benefits	13,353	12,883
Forward exchange contracts (note 5)	563	574
Other	3,789	2,794
	$29,553	$26,253

Provisions

	As at August 31,
	2014	2013

Warranty	$500	$721
Other	32	35
	$532	$756

Changes in the warranty provision are as follows:

	Years ended August 31,
	2014	2013

Balance – Beginning of year	$721	$675
Provision	513	650
Settlements	(734)	(604)
Balance – End of year	$500	$721

11	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2020. Minimum rentals payable under operating leases are as follows:

	As at August 31
	2014	2013

No later than 1 year	$2,390	$2,514
Later than 1 year and no later than 5 years	1,993	3,479
Later than 5 years	398	517
	$4,781	$6,510

For the years ended August 31, 2012, 2013 and 2014, rental expenses amounted to $4,308,000, $3,533,000 and $2,892,000 respectively.

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

The following table summarizes the share capital activity:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2011	31,643,000	$1	28,621,999	$110,340	$110,341

Exercise of stock options (note 14)	–	–	109,700	310	310
Redemption of restricted share units (note 14)	–	–	418,086	–	–
Redemption of share capital	–	–	(438,894)	(1,696)	(1,696)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,010	2,010

Balance as at August 31, 2012	31,643,000	1	28,710,891	110,964	110,965

Exercise of stock options (note 14)	–	–	30,675	87	87
Redemption of restricted share units (note 14)	–	–	286,426	–	–
Redemption of deferred share units (note 14)	–	–	37,054	–	–
Redemption of share capital	–	–	(663,256)	(2,565)	(2,565)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,350	1,350

Balance as at August 31, 2013	31,643,000	1	28,401,790	109,836	109,837

Exercise of stock options (note 14)	–	–	52,800	225	225
Redemption of restricted share units (note 14)	–	–	425,620	–	–
Redemption of deferred share units (note 14)	–	–	38,010	–	–
Redemption of share capital	–	–	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,260	2,260

Balance as at August 31, 2014	31,643,000	$1	28,703,750	$111,490	$111,491

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

a)
On November 7, 2012, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of its issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The normal course issuer bid started on November 12, 2012, and ended on November 11, 2013. All shares repurchased under the bid were cancelled.

b)
On January 8, 2014, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 13, 2014, and will end on January 12, 2015. All shares repurchased under the bid are cancelled.

13	Accumulated Other Comprehensive Income (loss)

Changes in accumulated other comprehensive incomes (loss) are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulate other comprehensive income (loss)

Balance as at September 1, 2011	$19,123	$1,926	$21,049
Foreign currency translation adjustment	(6,875)	–	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes	–	(667)	(667)

Balance as at August 31, 2012	12,248	1,259	13,507
Foreign currency translation adjustment	(15,830)	–	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	(1,100)	(1,100)

Balance as at August 31, 2013	(3,582)	159	(3,423)
Foreign currency translation adjustment	(7,086)	–	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	250	250

Balance as at August 31, 2014	$(10,668)	$409	$(10,259)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2012, 2013 and 2014:

	Years ended August 31,
	2014	2013	2012

Stock-based compensation costs arising from equity-settled awards	$1,683	$1,769	$1,831
Stock-based compensation costs arising from cash-settled awards	13	(1)	31
	$1,696	$1,768	$1,862

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

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2013 and 2014, all stock options outstanding were vested.

The following table summarizes stock option activity for the years ended August 31, 2012, 2013 and 2014:

	Years ended August 31,
	2014		2013		2012
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	201,254	$6	244,354	$5	641,357	$9
Exercised	(52,800)	5	(30,675)	3	(109,700)	3
Forfeited	(4,500)	6	(2,000)	6	(1,500)	5
Expired	(56,500)	6	(10,425)	5	(285,803)	15
Outstanding – End of year	87,454	$6	201,254	$6	244,354	$5
Exercisable – End of year	87,454	$6	201,254	$6	244,354	$5

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of exercise of stock options for the years ended August 31, 2012, 2013 and 2014, was $5.84, $5.08 and $5.08 respectively.

The following table summarizes information about stock options as at August 31, 2014:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Weighted average remaining contractual life
(CA$)		(CA$)
$5.50 to $6.28	87,454	$ 5,64	6 months

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

The following table summarizes RSU activity for the years ended August 31, 2012, 2013 and 2014:

	Years ended August 31,
	2014	2013	2012

Outstanding – Beginning of year	1,333,092	1,337,730	1,551,658
Granted	336,685	316,160	334,878
Redeemed	(425,620)	(286,426)	(418,086)
Forfeited	(19,022)	(34,372)	(130,720)
Outstanding – End of year	1,225,135	1,333,092	1,337,730

None of the RSUs outstanding as at August 31, 2013 and 2014, were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2012, 2013 and 2014, amounted to $5.90, $5.31 and $4.84 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2012, 2013 and 2014 was $6.07, $5.15 and $5.21 respectively.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes DSU activity for the years ended August 31, 2012, 2013 and 2014:

	Years ended August 31,
	2014	2013	2012

Outstanding – Beginning of year	119,908	133,090	110,298
Granted	35,803	23,872	22,792
Redeemed	(38,010)	(37,054)	–
Outstanding – End of year	117,701	119,908	133,090

As at August 31, 2014, none of the DSUs outstanding were redeemable. As at August 31, 2013, 38,010 DSUs were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2012, 2013 and 2014, amounted to $5.86, $4.84 and $4.59 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2013 and 2014, was $4.94 and $5.21 respectively.

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

The following table summarizes stock appreciation rights activity for the years ended August 31, 2012, 2013 and 2014:

	Years ended August 31,
	2014		2013		2012

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	37,224	$3	33,124	$3	29,124	$3
Granted	7,150	–	4,100	–	4,000	–
Expired	(4,500)	5	─	─	─	─
Outstanding – End of year	39,874	$2	37,224	$3	33,124	$3

Exercisable – End of year	22,374	$3	22,624	$4	15,787	$4

The liability arising from stock appreciation rights as at August 31, 2013 and 2014, amounted to $107,000 and $119,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes information about stock appreciation rights as at August 31, 2014:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	19,750	8 years	2,250
$2.36	9,674	4 years	9,674
$3.74 to $4.51	6,000	4 years	6,000
$6.28 to $6.50	4,450	2 years	4,450
	39,874	6 years	22,374

15	Related Party Disclosures

Ultimate controlling party

Mr. Germain Lamonde, the company’s Chairman, President and Chief Executive Officer, is the company’s ultimate controlling party.

Compensation of key management personnel

	Years ended August 31,
	2014	2013	2012

Salaries and short-term employee benefits	$3,627	$3,442	$3,398
Restructuring charges	–	–	177
Stock-based compensation costs	906	907	793
	$4,533	$4,349	$4,368

Key management personnel includes senior management and directors.

16	Statements of earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2014	2013	2012

Gross research and development expenses	$52,423	$54,334	$59,282
Research and development tax credits and grants	(7,577)	(8,890)	(9,428)
	$44,846	$45,444	$49,854

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2014	2013	2012
Cost of sales
Depreciation of property, plant and equipment	$1,522	$1,651	$2,009
Amortization of intangible assets	2,087	4,027	5,076
	3,609	5,678	7,085
Selling and administrative expenses
Depreciation of property, plant and equipment	951	1,100	1,037
Amortization of intangible assets	1,534	1,687	1,806
	2,485	2,787	2,843
Net research and development expenses
Depreciation of property, plant and equipment	2,522	3,277	3,123
Amortization of intangible assets	777	929	937
	3,299	4,206	4,060
	$9,393	$12,671	$13,988

Depreciation of property, plant and equipment	$4,995	$6,028	$6,169
Amortization of intangible assets	4,398	6,643	7,819
	$9,393	$12,671	$13,988

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2014	2013	2012

Salaries and benefits	$121,515	$122,433	$127,007
Restructuring charges	─	89	2,329
Stock-based compensation costs	1,696	1,768	1,862
	$123,211	$124,290	$131,198

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2014	2013	2012

Cost of sales	$–	$–	$264
Selling and administrative expenses	–	–	1,181
Net research and development costs	–	89	884
	$–	$89	$2,329

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2014	2013	2012

Cost of sales	$191	$226	$248
Selling and administrative expenses	1,140	1,160	1,145
Net research and development expenses	365	382	469
	$1,696	$1,768	$1,862

17	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which funds Finnish companies’ high technology, research and innovations. The company’s eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event that a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2014, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the statements of earnings. For the years ended August 31, 2012, 2013 and 2014, the company recorded $1,903,000, $1,498,000 and $1,348,000 respectively, under that program in the statements of earnings.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

●	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees’ contributions up to a maximum of 4% (3% prior to January 1, 2014) of an employee’s gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2012, 2013 and 2014, amounted to $1,178,000, $1,165,000 and $1,451,000 respectively.

●	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2012, 2013 and 2014, the company recorded cash contributions and expenses totaling $693,000, $632,000 and $616,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2014	2013	2012

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$1,421	$1,891	$(6)

Increase (decrease) due to:
Foreign income taxed at different rates	(20)	(249)	285
Non-taxable (income)/loss	(540)	(2,077)	535
Non-deductible expenses	1,011	792	1,028
Foreign exchange effect of translation of foreign subsidiaries	(547)	148	(2,205)
Recognition of previously unrecognized deferred income tax assets	─	─	(557)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,013	4,385	4,509
Other	141	774	(18)
Income tax provision for the year	$4,479	$5,664	$3,571

	Years ended August 31,
	2014	2013	2012

The income tax provision consists of the following:

Current
Current income taxes	$3,588	$2,713	$1,521

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(2,122)	(1,434)	(1,902)
Benefit arising from previously unrecognized tax losses and deductible temporary differences	─	─	(557)
	(2,122)	(1,434)	(2,459)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,013	4,385	4,509
	891	2,951	2,050
Income tax provision for the year	$4,479	$5,664	$3,571

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2014	2013

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$3,142	$3,193
Deferred income tax assets recoverable after 12 months	6,674	7,614
	9,816	10,807

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	529	252
Deferred income tax liabilities payable after 12 months	2,558	2,974
	3,087	3,226
Deferred income tax assets net	$6,729	$7,581

The changes in deferred income tax assets and liabilities for the year ended August 31, 2013 are as follows:

	Balance as at September 1, 2012	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2013

Deferred income tax assets
Long-lived assets	$4,389	$(449)	$–	$(201)	$3,739
Provisions and accruals	3,431	213	403	(197)	3,850
Deferred revenue	2,044	(164)	–	(85)	1,795
Research and development expenses	2,362	(608)	–	(125)	1,629
Losses carried forward	9,207	(808)	–	(8)	8,391

Deferred income tax liabilities
Long-lived assets	(494)	45	–	28	(421)
Research and development tax credits	(10,964)	(1,180)	–	742	(11,402)
Total	$9,975	$(2,951)	$403	$154	$7,581

Classified as follows:
Deferred income tax assets	$12,080				$10,807
Deferred income tax liabilities	(2,105)				(3,226)
	$9,975				$7,581

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2014 are as follows:

	Balance as at September 1, 2013	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2014

Deferred income tax assets
Long-lived assets	$3,739	$(812)	$–	$(90)	$2,837
Provisions and accruals	3,850	229	(91)	(50)	3,938
Deferred revenue	1,795	(120)	–	(37)	1,638
Research and development expenses	1,629	1,160	–	(57)	2,732
Losses carried forward	8,391	(991)	–	6	7,406

Deferred income tax liabilities
Long-lived assets	(421)	371	–	9	(41)
Research and development tax credits	(11,402)	(728)	–	349	(11,781)
Total	$7,581	$(891)	$(91)	$130	$6,729

Classified as follows:
Deferred income tax assets	$10,807				$9,816
Deferred income tax liabilities	(3,226)				(3,087)
	$7,581				$6,729

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31
	2014	2013

Temporary deductible differences	$1,050	$205
Losses carried forward	35,806	35,914
Research and development expenses	641	1,370
	$37,497	$37,489

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2014, the year of expiry of operating losses and research and development expenses for which no deferred income tax assets were recognized in the balance sheets are as follows, presented by tax jurisdiction:

	Canada
Year of expiry	Federal	Provincial	Finland	United States	Other

2015	$–	$1,096	$1,539	$997	$–
2016	–	–	–	553	–
2017	–	–	4	–	–
2018	–	–	382	–	–
2019	–	–	–	741	–
2020	–	–	8,747	3,470	–
2021	–	–	7,582	10,202	–
2022	–	–	13,145	7,435	–
2023	–	–	8,516	1,972	–
2024	–	–	2,269	1,351	–
2025	–	–	–	1,351	–
2026	–	990	–	1,351	–
2027	–	1,256	–	1,351	–
2028	–	–	–	2,447	–
2030	11	11	–	2,713	–
2031	35	35	–	109	–
2032	8	8	–	–	–
2033	44	44	–	4,681	–
2034	17	17	–	4,684	–
Indefinite	–	–	–	–	2,216
	$115	$3,457	$42,184	$45,408	$2,216

Furthermore, as at August 31, 2014, the company had available capital losses in Canada amounting to $62,818,000 at the federal level and $66,827,000 at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2014, non-refundable research and development tax credits recognized in the balance sheet amounted to $42,864,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $277,000,000 (CA$301,000,000) in pre-tax earnings at the Canadian federal level and approximately $13,000,000 at the Canadian provincial level. In order to generate $277,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 18 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 4%, which the company believes is probable. The company’s non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2014, the company had deferred income tax assets in the balance sheet in the amount of $9,816,000 mainly for operating losses in the United States. In order to recover these deferred income tax assets, the company needs to generate approximately $25,000,000 in pre-tax earnings at the United States, and in order to do so over the estimated recovery period of six years, the company must generate pre-tax earnings CAGR of 9%, which the company believes is probable. The company’s operating losses in the United States can be carried forward over a twenty-year period.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2014, taxable temporary differences of $9,393,000 were not recognized for taxes that would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

(1)	Undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	Undistributed profits of its domestic subsidiaries will not be taxable when distributed.

19	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2014	2013	2012

Basic weighted average number of shares outstanding (000’s)	60,329	60,323	60,453
Plus dilutive effect of (000’s):
Stock options	9	24	149
Restricted share units	574	648	910
Deferred share units	103	115	118
Diluted weighted average number of shares outstanding (000’s)	61,015	61,110	61,630

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	77	75	54

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

20	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2014	2013	2012

Products	$201,724	$213,042	$220,356
Services	29,082	29,108	29,610
	$230,806	$242,150	$249,966

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2014	2013	2012

United States	$83,172	$87,145	$83,401
Canada	19,482	26,073	29,944
Other	19,195	14,910	17,838
Americas	121,849	128,128	131,183

United Kingdom	12,736	13,206	9,862
Other	51,243	53,802	61,449
Europe, Middle-East and Africa	63,979	67,008	71,311

China	22,468	21,778	21,802
Other	22,510	25,236	25,670
Asia-Pacific	44,978	47,014	47,472
	$230,806	$242,150	$249,966

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2014			As at August 31, 2013

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$33,094	$2,006	$–	$34,833	$2,274	$–
United States	1,333	1,960	16,023	1,305	186	16,522
Finland	448	3,231	10,465	589	4,762	10,791
India	5,479	56	–	6,190	42	–
China	1,397	32	–	1,517	25	–
Other	1,029	8	–	1,089	254	–
	$42,780	$7,293	$26,488	$45,523	$7,543	$27,313