Form 20-F
period 2015-08-31
EXFO INC.
filed 2015-11-25
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
 OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended August 31, 2015; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period ________ to ________; or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File No. 0-30895

EXFO INC.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

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

None

As of August 31, 2015, the registrant had 22,092,034 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

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

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

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

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and network visibility markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2013, 2014 and 2015 and the consolidated balance sheets data as at August 31, 2014 and 2015 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. Consolidated statement of earnings data for the years ended August 31, 2011 and 2012 and consolidated balance sheets data as at August 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this Annual Report. Consolidated financial statements for the years ended August, 31, 2011, 2012, 2013, 2014 and 2015, from which the selected financial data has been derived, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report, and "Item 5. Operating and Financial Review and Prospects" of this Annual Report.

	Years ended August 31,
	2015	2014	2013	2012	2011
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$222,089	$230,806	$242,150	$249,966	$269,743

Cost of sales (1)	85,039	86,836	92,469	91,792	100,296
Selling and administrative	82,200	86,429	88,756	94,139	87,062
Net research and development	44,003	44,846	45,444	49,854	47,927
Depreciation of property, plant and equipment	4,835	4,995	6,028	6,169	6,655
Amortization of intangible assets	2,883	4,398	6,643	7,819	9,183
Changes in fair value of cash contingent consideration	─	─	─	(311)	(2,685)
Interest and other income	(155)	(326)	(113)	(131)	(511)
Foreign exchange (gain) loss	(7,212)	(1,634)	(4,082)	657	3,808
Earnings (loss) before income taxes	10,496	5,262	7,005	(22)	18,008
Income taxes	5,198	4,479	5,664	3,571	8,814
Net earnings (loss) from continuing operations	5,298	783	1,341	(3,593)	9,194
Net earnings (loss) from discontinued operations	─	─	─	─	12,926
Net earnings (loss) for the year	$5,298	$783	$1,341	$(3,593)	$22,120
Basic and diluted net earnings (loss) from continuing operations per share	$0.09	$0.01	$0.02	$(0.06)	$0.15
Basic net earnings (loss) per share	$0.09	$0.01	$0.02	$(0.06)	$0.37
Diluted net earnings (loss) per share	$0.09	$0.01	$0.02	$(0.06)	$0.36
Basic weighted average number of shares used in per share calculations (000's)	56,804	60,329	60,323	60,453	60,000
Diluted weighted average number of shares used in per share calculations (000's)	57,457	61,015	61,110	60,453	61,488
Other Consolidated Statements of Earnings Data:
Gross research and development	$50,148	$52,423	$54,334	$59,282	$57,226
Net research and development	$44,003	$44,846	$45,444	$49,854	$47,927

	As at August 31,
	2015	2014	2013	2012	2011
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$25,864	$54,121	$45,386	$58,868	$22,771
Short-term investments	1,487	5,726	4,868	8,236	47,901
Total assets	219,002	278,031	281,538	306,683	322,355
Long-term debt (excluding current portion)	─	─	─	282	968
Share capital	86,045	111,491	109,837	110,965	110,341
Shareholders' equity	$170,751	$231,370	$236,452	$253,281	$264,511

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The prolonged recovery from the global financial crisis, budget deficits in several key countries, the instability of the geo-political environment in many parts of the world, and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, it could have a material adverse impact on our business and operating results.

Difficult market conditions in the telecommunications industry persisted in fiscal 2015 due to aforementioned economic conditions and uneven network operator spending. We do not know how long these uncertain macro-economic and market conditions will persist, the pace of recovery, and the magnitude of the impact of these market conditions on our business and results of operations. Continued or increasingly adverse economic and market conditions could result in, among other things:

•	difficulty forecasting, budgeting and planning due to the uncertain spending plans of current or prospective customers;
•	increased competition for fewer network projects and sales opportunities;
•	increased pricing pressure that may adversely affect revenue and gross margin;
•	higher cost structure compared to revenue level;
•	increased risk of charges related to excess and obsolete inventories, write-off of deferred tax assets and tax credits, and impairment of intangible assets and goodwill;
•	customers' financial difficulties and increased difficulty in collecting accounts receivable; and
•	additional restructuring costs.

Our business and operating results could continue to be adversely affected by periods of unfavorable macro-economic and market conditions, or the worsening of those conditions globally or specific to a particular region where we operate, and any resulting reductions in the level of capital and operating expenditures of our customers.

Fluctuations in the exchange rates between the Canadian dollar, US dollar, euro and other currencies may adversely affect our revenues and operating results.

Our functional currency is the Canadian dollar but we report our results in US dollars. As a result, any increase in the value of the US dollar versus the Canadian dollar and euro could adversely affect our revenue because we generate a certain percentage of our sales in Canadian dollars and euros but we report them in US dollars in our financial statements. For example, the increase in the value of the US dollar relative to the Canadian dollar and euro negatively affected our revenue in fiscal 2015.

We are also exposed to a currency risk in terms of operating results because the majority of our revenues are denominated in US dollars and euros, but a significant portion of our cost of sales, operating expenses and capital expenditures are denominated in Canadian dollars, US dollars and other currencies such as euros, British Pounds, Rupees (India) and Renminbis (China). Even though we partially manage our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian Rupees) and certain operating expenses denominated in currencies other than the Canadian dollar, namely the US dollar and euro, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US dollar-Canadian dollar forward exchange contracts, could result in foreign exchange losses and have a material adverse effect on our operating results.

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

We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy.

The market for our business activity ─ namely designing, manufacturing, marketing and selling test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers and telecommunications equipment manufacturers ─ is rapidly evolving and is marked by intense competition and technical innovation. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for telecommunications test, service assurance and network visibility solutions evolve in response to technical innovations and economic conditions.

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Danaher Corporation (namely subsidiaries of Danaher: Fluke Networks), and Viavi Solutions (formerly a division of JDS Uniphase Corporation), as well as other players such as AFL Noyse, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, IXIA, Viavi Solutions (formerly a division of JDS Uniphase Corporation), NetScout Systems, Inc. (including the 2015 merger of Netscout Systems and Tektronix Communications), Spirent Communications plc, Guavus and Teoco.

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

Increased competition in the telecommunications test, service assurance and network visibility markets, along with consolidation among competitors and customers, will likely result in ongoing downward pressure on average selling prices. For example, some of our customers have been subject to consolidation and could obtain products from a vendor other than us, or demand more favorable terms and conditions from us, which would harm our sales and operating results. In addition, some customers may merge with or acquire our competitors and discontinue their relationships with us. This, in turn, may negatively affect our gross margin. Pricing pressure can result from a number of factors such as, among other things:

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

We intend to carefully seek businesses through acquisitions and alliances, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. However, we may not be able to make any such beneficial transactions or a sufficient number of such transactions to meet our strategic goals. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. Our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may also affect our ability to complete such an acquisition. Acquisitions or alliances could also distract management's attention from our day-to-day business and operations. In the event of any future acquisition or strategic alliance, we could, among other things:

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

In the event that we complete acquisitions or sign strategic alliances, we may be unable to successfully integrate acquired companies or realize the expected benefits of alliances. Integration risks include, among other things:

•	the risk of not realizing the expected benefits or synergies from such acquisitions or alliances;
•	problems integrating the acquired operations, technologies, products and personnel;
•	risks associated with the transfer of acquired know-how and technology;
•	unanticipated costs or liabilities;
•	diversion of management's attention from our core business;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited prior experience; and
•	potential loss of key employees, particularly those of acquired organizations.

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

For the fiscal year ended August 31, 2015, customers outside of the United States and Canada accounted for 54.1% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international network operators, web-scale service providers and network equipment manufacturers, and operate adequate after-sales support internationally.

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

In addition to research and development centers in Quebec City, Canada, Montreal, Canada, Concord, Canada, Boston, United States, and Oulu, Finland, we maintain a software development center in Pune, India. We also manufacture products at our wholly-owned production facility in Shenzhen, China.

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

The industries that we serve are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. For example, many network operators are increasingly shifting their spending towards virtualized networks. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including, among other things, our ability to:

•	properly identify and anticipate customer needs;
•	innovate and develop new products;
•	gain timely market acceptance for new products;
•	manufacture and deliver our new products on time, in sufficient volume and with adequate quality;
•	price our products competitively;
•	continue investing in our research and development programs; and
•	anticipate competitors' announcements of new products.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2015, our records indicated that we held the following portfolio of utility patents: 55 active granted US patents, 32 granted or validated patents in countries of the European Union, 6 patents in Canada, 10 patents in China, and 3 patents in other jurisdictions. In addition, we have 41 utility patent applications (including provisional applications) pending in the US, 19 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, 2 applications in Canada, 11 applications in China and 9 applications in other countries, as well as 1 International Application under the Patent Cooperation Treaty that has not yet entered the national/regional phase. The expiration dates of our active issued patents range from 2016 to 2032, and no patent deemed as currently being of material importance will expire in 2016 or 2017.

Our records also indicated that we held 8 granted "design" patents, as well as 9 pending design patent applications, in the United States and several other international jurisdictions, as of August 31, 2015.

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

The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future application will actually result in issued patents, or that, even if a patent is issued in a particular jurisdiction, it will not be subsequently invalidated at the patent office as a result of a third-party-initiated opposition procedure. Moreover, we cannot be certain that an issued patent will be of sufficient scope or strength to provide meaningful protection or commercial advantage to us.

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

Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology, or design around the patents owned or licensed by us. We cannot be sure that the steps that we take to protect our technology will prevent misappropriation or infringement. If we fail or are unable to protect our technology, thereby enabling others to copy or use it, we will be less able to differentiate our products and our sales may decline.

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

Non-practicing entities (NPEs – also informally known as "patent trolls") are increasingly asserting patent claims against companies working in the Information and Communications Technology domain. Because their entire business model is predicated upon undertaking legal action to extract licensing and/or royalty fees from legitimate "practicing" entities, such as EXFO, they often initiate such litigation even if the purported relevance of their patent claims may be questionable. Consequently, we may be obliged to reach a negotiated monetary settlement or embark upon costly legal proceedings if an NPE asserts such claims against us.

More generally, we could incur substantial costs in defending ourselves and our customers against infringement claims asserted by any third party (including notably competitors), or in bringing infringement claims against others. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties. We cannot assure you that we, or our customers, could obtain necessary licenses from third parties at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

Our use of open source software in our products could adversely affect our ability to sell our products and subject us to possible litigation.

Some of our products contain software licensed to us by third-party authors under "open source" licenses. If our proprietary commercial software were to incorporate open source software, we might, under the terms of certain open source licenses, be required to license that combined software as well as release the source code of the combined software to third parties. This could allow third parties to use our proprietary software at no charge, could enable our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales and lower revenues for us.

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. Because our service assurance and wireless test systems vary in size and complexity and in certain instances require customer acceptance before revenue recognition occurs, our sales may fluctuate significantly on a quarterly basis. Many of our deals involve lengthy sales cycles, contract negotiations as well as extensive product testing, installation, laboratory or network certification, including network-specific or region-specific processes. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders.

On the other hand, our cost of sales and operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, as well as depreciation and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our cost of sales and operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales and cause quarterly fluctuations in our revenue and operating results include, among other things:

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

•	fluctuating demand for test, service assurance and network visibility solutions;
•
changes in the capital spending and operating budgets of our customers, which may cause seasonal or other fluctuations in product mix, volume, timing and number of orders we receive from our customers;

•	order cancellations or rescheduled delivery dates;
•	pricing changes by our competitors or suppliers;
•	insufficient or excess inventory;
•	variations in the mix between higher and lower-margin products and services;
•	customer bankruptcies and difficulties in collecting accounts receivable;
•	restructuring and impairment charges;
•	foreign exchange rate fluctuations;
•	general economic conditions, including a slowdown or recession;

•	distorted effective tax rate due to non-taxable/deductible elements and unrecognized deferred tax assets; and
•	effects of recent acquisitions of businesses.

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

Effective internal controls are necessary for us to provide reliable and accurate financial information and effectively prevent fraud. We devote significant resources and time to comply with the requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we assess and that our independent auditor attests to the design and operating effectiveness of our internal controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. Furthermore, we cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in the event of acquiring companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As well, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and as we potentially reduce infrastructure costs. To effectively manage these changes, we will need to continue to adapt and/or improve our operational, financial and management controls and our reporting systems and procedures. Any failure to implement newly required or improved controls or adapt controls, difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, could harm our operating results or prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

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

We must also provide significant training for our employees due to the highly specialized nature of the telecommunications test, service assurance and network visibility markets. The knowledge base of our current personnel may be inadequate or we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise in international business development, product management, sales, engineering and operations – may be difficult to find. Once trained, our employees may also be hired by our competitors or leave the organization.

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

Our historical operating results reflect substantial benefits from programs sponsored by Canadian federal and provincial governments for the support of research and development activities conducted in Canada. In addition, EXFO Oy is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland. Altogether, research and development tax credits and grants represented 12.3% of our gross research and development expenses for the year ended August 31, 2015.

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

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our global effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings/losses among companies and countries which may have different statutory tax rates, by the write off of our deferred tax assets, by the intercompany transfer price used and by changes in tax rules and regulations. We are also subject to income tax and transfer pricing audits in the respective jurisdictions in which we conduct business. We regularly assess the likelihood of adverse outcomes resulting from these audits and review the adequacy of our provisions for income taxes. There can be no assurance that the outcomes of these tax audits will not result in liabilities in excess of our provisions, which can have an adverse impact on our results and financial condition.

Our current principal stockholder has effective control over our business.

As of November 1, 2015, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 94.7% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2015, we held $27.4 million in cash and short-term investments.

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

Compliance with SEC rules relating to "conflict minerals" may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in components and/or products we contract to manufacture may contain such "conflict minerals".

The SEC adopted disclosure requirements under Section 1502 of the Dodd-Frank Act, regarding the source of certain conflict minerals for issuers for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer, which are mined from the Democratic Republic of Congo ("DRC") and adjoining countries. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as "3TG." Because we use components which contain tin, tantalum, tungsten or gold, the SEC rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the DRC or an adjoining country (collectively referred to as "covered countries") and to perform further supply chain due diligence on the source and chain of custody of those minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Our material sourcing is broad based and multi-tiered, and we may not be able to easily verify the origins for all metals used in our products. As a result, the costs of the aforementioned diligence efforts by us and by our suppliers could be significant. In addition, disclosures by us mandated by the new rules which are perceived by the market to be "negative" may cause customers to refuse to purchase our products. We are unable to assess the cost of continuing compliance with this rule, and there can be no assurance that the cost will not have an adverse effect on our business, financial condition or results of operations. The additional disclosure rules were effective for calendar year 2013 and we made our first annual filing on May 30, 2014.

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

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this "Risk Factors" section. Our stock price will fluctuate based on our financial performance and growth expectations. It can also be affected by public announcements from our competitors and our customers in the telecommunications industry. In addition, turmoil in credit markets and in the broader economy can contribute to share price and volume fluctuations in global stock markets. During fiscal 2015, our closing stock price on NASDAQ ranged from a high of $4.40 per share to a low of $2.45 per share. These aforementioned factors, including volatility often unrelated to the operating performance of our company, may materially affect our stock price in the future.

Item 4.	Information on the Company

A.	History and Development of the Company

Our legal name and commercial name is EXFO Inc. / EXFO inc. Our head office is located at 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@EXFO.com and our website is www.EXFO.com. Information on our website is not incorporated by reference in this Annual Report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Our Transfer Agent and Registrar is CST Trust Company (CST), 2001 Robert-Bourassa Blvd., Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This Annual Report contains trademarks and registered trademarks of us and other companies.

We were incorporated in Canada on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2014 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On January 7, 2015 we announced a substantial issuer bid (the "Offer") to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. The Offer was made by way of a "modified Dutch Auction" pursuant to which shareholders had the option to tender all or a portion of their shares (i) at a price not less than CA$4.20 per share and not more than CA$4.60 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares would have been purchased at the purchase price determined in accordance with the Offer. The Offer expired at 5 p.m. (Eastern time) on February 13, 2015, and we did not withdraw, extend or vary the Offer. We used cash and short-term investments to fund the repurchase of shares. The Offer was not conditional upon any minimum number of shares being tendered, but it was subject to certain other conditions. A complete description of the terms and conditions of the Offer is contained in the Offer to Purchase and Issuer Bid Circular and related documents filed with the applicable securities regulatory authorities in Canada and the United States and mailed to holders of shares on or about January 8, 2015. We shall provide to any person or company, upon request to our Secretary, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839 a copy of such documentation sent to the Toronto Stock Exchange (TSX) according to the Offer.

On January 7, 2015, upon the approval of the Offer, we suspended our normal course issuer bid and no subsequent purchases were completed under such normal course issuer bid, which expired on January 12, 2015.

On February 20, 2015, based on final reports from CST Trust Company, the depositary for the Offer, we confirmed that we had taken up and accepted for purchase and cancellation, at a price of CA$4.60 per share, a total of 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30 million (US$24.0 million) plus related fees of US$0.2 million in accordance with the terms of the Offer. We used cash to fund the repurchase of shares.

On March 25, 2015, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on March 27, 2015 and will end on March 26, 2016. As of November 9, 2015, we had repurchased for cancellation 131,947 shares under that program for an aggregate net purchase price of $0.4 million.

On August 26, 2015, we announced that Mr. Phillipe Morin will join the Corporation as Chief Operating Officer in early November. Mr. Morin joined the Corporation on November 9, 2015.

B.	Business Overview

We are a leading provider of next-generation test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in telecommunications test, service assurance and network visibility markets through acquisitions of transport and datacom, copper/xDSL and wireless test companies, an IP service assurance business as well as an analytics software company.

We launched 13 new products or major enhancements in fiscal 2015. Key new product introductions included EXFO Xtract, a real-time analytics software platform that has been well received by network operators for critical end-to-end network performance and service visibility requirements. We also introduced the NetBlazer 800 v2 series, a quad-port, field-portable, transport & datacom performance validation test solution designed to accelerate and simplify the turn-up of 1G and 10G Ethernet services. This solution is housed inthe new FTB-1 Pro, a lightweight and compact test platform allowing field technicians to carry out dedicated optical, Ethernet and multi-service testing. We also released CPRI (common public radio interface) test capabilities for fiber-to-the-antenna (FTTA) and distributed antenna system (DAS) deployments. Finally, we introduced new features for its patented intelligent optical link mapping (iOLM) software and for its automated wireless fiber inspection solutions, both contributing to automate and accelerate fiber deployments in wireless access networks.

Industry Background

Adverse market conditions persisted in fiscal 2015, especially in the Europe, Middle East and Africa (EMEA) region due to diverse economic issues, devaluation of local currencies and difficult end-markets. These factors were compounded by ongoing consolidation in the telecommunications industry, spectrum auctions in North America and the pivot towards virtualized networks and cloud-based services among network operators. All of these elements combined to slow down network deployments on a global basis.

Against this backdrop, wireline and wireless network operators are faced with a daunting task.  Growing Internet usage and increased transmission rates, proliferation of smart phones and tablets, explosion in video services, and emerging machine-to-machine connections are driving an exponential increase in data traffic and network complexity. According to Cisco's Visual Networking Index, global IP traffic will increase threefold from 2014 to 2019, reaching 2.0 zettabytes per year in 2019. (A zettabyte is equal to 1,000 exabytes or 250 billion DVDs). Global mobile traffic, a subset of this larger group, is expected to increase tenfold during the same period, according to Cisco. Consequently, network operators are seeking solutions that help them expand network capacity, deliver new, revenue-generating services and improve quality of experience for subscribers, while reducing the cost of operating their networks.

Growth Strategy

Our long-term goal is to become the leader in global telecom test, service assurance and network visibility markets. Given surging bandwidth demand and the need to better monetize networks, we believe that wireline and wireless network operators as well as equipment manufacturers must make considerable investments to network infrastructures.

To achieve our goal, we plan to:

•	increase our presence with wireless operators;
•	expand our sales with Tier-1 network operators, as well as with data center, cloud and web-scale service providers;
•	evolve from an instruments to a solutions supplier; and
•	accelerate profitability.

Customers

Customers on a global basis use our test, service assurance and network visibility solutions to enable their wireline and wireless networks to perform optimally during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring.

We initially developed test equipment for wireline network operators and, to a lesser extent, component vendors and equipment manufacturers, but over the years, we have expanded our offering to wireless network operators, cable television companies, data center, cloud and web-scale services providers, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises and laboratory researchers.

In fiscal 2015, our top customer accounted for 7.1% of our sales and our top three customers represented 14.4%. In comparison, our top customer accounted for 6.1% of sales and our top three customers represented 11.6% in 2014, while our top customer accounted for 6.1% of sales and our top three customers represented 13.5% in 2013.

Products

We offer an extensive range of wireline and wireless test, service assurance and network visibility solutions to the global telecommunications industry. We believe our success has been largely predicated on our core expertise in developing test equipment for wireline networks. Following the acquisition of Brix Networks in April 2008, we expanded our product portfolio into the service assurance market for next-generation IP networks. Through the acquisition of NetHawk Oyj in March 2010, we offer test and service assurance solutions for 2G, 3G and 4G/LTE wireless networks.

In April 2014, we acquired the assets of ByteSphere, a software company specializing in global IT management and network monitoring solutions. This transaction extends our service assurance offering into infrastructure performance monitoring through highly scalable device and network element polling technology.

In June 2014, we acquired the assets of Aito Technologies, a provider of customer experience analytics for mobile network operators. We have combined the analytics software capabilities of Aito Technologies with our wireless product portfolio to provide mobile operators with heightened, end-to-end visibility and in-depth troubleshooting capabilities of their 3G and 4G/LTE networks. Both of these asset acquisitions were non-material.

We believe the competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, we believe our products enable network equipment manufacturers, network operators as well as data center, cloud and web-scale service providers to design, deploy, troubleshoot and monitor wireline and wireless networks, and also help customers reduce their operating expenses.

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

Our handheld instruments are durable, compact and easy to use. They include dedicated testers like power meters or they can be multi-function units that carry out several different measurements.

Our field-test platforms, namely the newly launched FTB-1 Pro Platform, FTB-1 Platform, FTB-200 Compact Platform, FTB-2 Pro Platform and FTB-500 Platform are at the core of our wireline product portfolio. Our FTB-1 Pro, designed for frontline technicians in the field, is a single-slot, modular platform dedicated to carry out optical, Ethernet and multiservice tests simply and efficiently. It differentiates itself through ultra-strong processing power and rich features like a multi-touch, high-resolution widescreen display. The FTB-1 Platform does not possess the same processing power or rich feature set of the FTB-1 Pro, but it is suitable for optical, copper, Ethernet and multiservice testing applications.

Our FTB-200 Compact Platform, conceived for the "super field technician," holds up to two interchangeable modules that are also fully compatible with our more advanced FTB-500 platform. Test technologies well suited for the FTB-200 Compact Platform include a wide range of singlemode and multimode optical time-domain reflectometers (OTDRs), automated optical loss test sets (OLTS), SONET/SDH analyzers up to 10 Gbit/s, as well as Gigabit Ethernet (GigE) and 10 Gigabit Ethernet testers, and a variety of fiber inspection probes (FIPs).

Our FTB-2 Pro Platform offers the power and scalability of a multi-technology, high-performance unit, but in a smaller form factor. The FTB-2 Pro Platform can host two single-slot test modules, such as an OTDR and Ethernet tester, and characterize transmission rates up to 100 Gbit/s.

Our third-generation field-testing platform, the FTB-500, is available in two configurations for various high-end tasks with transmission rates up to 100 Gbit/s. The four-slot model of the FTB-500 is designed for datacom testing, OTDR analysis, optical loss, Ethernet and multiservice transport (SONET/SDH/OTN) testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It can handle dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis, and a variety of fiber inspection probes (FIPs).

All five portable platforms support USB, mobile, Wi-Fi, and Bluetooth connectivity capabilities to efficiently manage testing and reporting operations in the field. These PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment called the FTB Ecosystem. Leveraging platform connectivity, customers can keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements within our EXFO Connect, cloud-based solution. In recent years, we released EXFO TFv (Test Function Virtualization), a cloud-based test virtualization solution that builds on our EXFO Connect solution and FTB Ecosystem by offering time-based licenses. For example, network operators can test higher transmission rates or different standards by leasing EXFO TFv across selected FTB platforms during a prescribed period. As well, network operators can share software licenses among their fleet of FTB assets to avoid lengthy delays and reduce costs. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Wireless Test Equipment

We offer 2G, 3G and 4G/LTE test solutions for network operator labs. We provide two main product lines for the wireless test market: simulators and analyzers.

EXFO's network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Typical tests include regression and load testing.

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

Wireline/Wireless Service Assurance Systems

We provide a comprehensive service assurance solution, called the EXFO Worx System, for wireline and wireless network operators, as well as for the managed services arms of network equipment manufacturers in support of service-level agreements (SLAs) required by their customers.

The EXFO Worx System is a hardware and software solution that delivers real-time, end-to-end quality of service (QoS) and quality of experience (QoE) service monitoring for next-generation IP networks. Built around a distributed architecture, we believe the EXFO Worx System enables the successful launch and ongoing profitable operation of Ethernet/IP-based voice, video and data networks and services across wireline and wireless networks.

We believe a competitive advantage of EXFO's service assurance solution is the ability to implement SLA monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

•	performance monitoring and analysis;
•	advanced data correlation and analysis engine;
•	voIP and VoLTE service assurance;
•	IP/MPLS service assurance;
•	mobile backhaul and metro Ethernet service assurance;
•	IP video service assurance;
•	advanced analytics and reports; and
•	custom solutions and back-office integration services.

The EXFO Worx System offers a multi-play capability such that customers can leverage one, several or all of the aforementioned capabilities on a single platform, which we believe delivers significant savings in capital and operating expenditures.

We believe the highly scalable EXFO Worx correlation and analysis engine architecture is well suited for the needs of operators' networks and IP services.  It works together with network-wide monitoring sources — including Brix verifiers, third-party devices and standards-based interfaces — and Brix software applications. In fiscal 2014, we acquired the assets of ByteSphere to complement EXFO Worx. ByteSphere's solutions feature advanced techniques for infrastructure performance management, including network element polling and fault management. The combination of ByteSphere, now marketed and enhanced under the EXFO Xtract product family, and EXFO Worx's capabilities provides real-time correlation between network element performance metrics and probe-based service performance metrics. As a result, EXFO can drive the value of this raw data into correlated and actionable insight for customers through advanced analytics and visualization.

EXFO Worx conducts network and IP service testing and monitoring, while collecting, storing, correlating and analyzing essential data to produce detailed graphical reports and analytics on end-to-end service performance.

EXFO Worx software applications include:

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

The IQS-600 also provides backward compatibility with recent IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO's wide selection of test modules includes multiservice test solutions covering optical transport network (OTN), Ethernet and SONET/SDN technologies, high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, polarization controllers, optical spectrum analyzers and optical switches.

Outside our IQS family of products, we offer advanced, stand-alone test solutions for network equipment manufacturers in the process of developing ultra-high-speed optical networks.

Wireless Test Equipment

We offer 2G, 3G and 4G/LTE test solutions for network equipment manufacturers. We provide two main product lines for the wireless test market: simulators and analyzers.

EXFO's network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Typical tests include regression and load testing.

EXFO's protocol analyzers analyze mobile network elements in order to validate functionality according to wireless technology specifications, whether these elements interoperate with each other effectively when combined to form a network, and how well the live network performs. These test tools allow engineers to troubleshoot networks in order to find the source of errors and quickly fix them. Our protocol analyzers support multi-interface testing and all major mobile technologies: GSM/GPRS/EDGE/UMTS/LTE. They enable fully automated testing and run powerful applications for protocol monitoring, call and session tracing, quality of service and radio optimization measurement.

We believe our wireless test tools optimize network performance and ensure a high-quality user experience. The following table summarizes our wireless test solutions and their typical applications for the telecommunications industry.

Wireless Test and Solutions
Product Type	Product Line	Typical Application
Protocol Analyzers	PowerHawk & PowerHawk Pro, TravelHawk &TravelHawk Pro	Protocol analysis to verify correct network behavior.
Network Simulators	EAST portfolio, QA 600 & 800 families	Regression and load testing.
Mobile Communications Intelligence Tools	NetHawk F10, NetHawk X6 and NetHawk C2	Intelligence tools for police, armed forces and other governmental organizations to fight organized crime and terrorists.

Research and Development

Our global R&D operations fall under the management of a vice-president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Toronto, Canada, Chelmsford, USA, Oulu, Finland and Pune, India. Gross research and development expenditures in fiscal 2015 totaled $50.1 million compared to $52.4 million in 2014 and $54.3 million in 2013.

We believe that our future success largely depends on our ability to introduce new solutions and product enhancements to our core technologies. Through market-oriented product portfolio review processes, we ensure that our investments in research and development are aligned with market opportunities and customers' needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Product portfolio review meetings, which occur three times per year, enable us to select the right mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has significantly changed.

Product development projects, once they are underway, are managed through a structured process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project's progress at various stages of its lifecycle. The following are the key review stages of the stage-gate approach:

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

Sales

We sell our wireline and wireless test, service assurance and network visibility solutions through direct and indirect sales channels in the Americas (US, Canada, Central and South America), Europe, Middle East and Africa (EMEA) and Asia-Pacific regions.

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

Our sales network in EMEA is supported by a main office and service center in Chandler's Ford, Hamphire, UK, which serves as headquarters of our European sales operations and also provides repair, calibration and technical support services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distribution partners.

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

Our direct sales team consists of a vice-president responsible for each major geographic region: Americas, EMEA and Asia-Pacific. These three sales executives are supported by regional sales directors that lead a widely distributed team acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and service assurance. Within each major geographic region, we have sales staff dedicated to wireline and wireless test, service assurance and network visibility customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Sales to customers in the Americas represented 54% of our sales in fiscal 2015, while sales to customers in EMEA and Asia-Pacific accounted for 26% and 20% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 53%, 28% and 19% of our sales, respectively, in 2014 and 2013.

Product Management, Marketing/Communications and Global Services

Product Management

Our product management duties fall under the direct responsibility of two vice-presidents and a director: 1) Physical-Layer Testing; 2) Transport and Service Assurance; 3) Network Simulation. Each product management executive is supported by directors and/or product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions.

Marketing/Communications

Our Marketing-Communications team, which mainly consists of a director, project managers, marketing writers, translators and graphic artists, supports our product management team by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force like webinars and for updating the marketing contents of our website. Marketing and communications activities fall under the responsibility of a vice-president.

Global Services

EXFO's Global Services operation, which falls under the responsibility of a vice-president, provides customers with a broad array of support and services worldwide. This team has in-house staff in North America, Europe, and Asia. It also provides local support in specific countries through select partners. Such a strategy enables EXFO to have a global reach while maintaining strong local ties.

This team's objective is to ensure customer satisfaction through a flawless business experience and to achieve our long-term mission by providing internal and customer-facing services. Specifically, it fulfills its mission by offering:

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

•	systems Services – Provide pre-sale, delivery, post-sale technical support, and systems actualization of customer's network monitoring and converged service assurance systems;
•	education Services – Aggregate expertise, develop material, and deliver free and fee-based training;
•	professional Services – Provide value-added solution services for our test and system customers.

Manufacturing

Our manufacturing operations consist mainly of material planning, supply-chain management, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our manufacturing activities, which occupy a total of 130,000 square feet, take place at our facility compound in Quebec City, Canada and Shenzhen, China, but we also have facilities in Chelmsford, USA, and Oulu, Finland, for final assembly of service assurance and wireless test equipment, respectively. All our manufacturing operations fall under the supervision of a vice-president.

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

Our manufacturing operations include the following responsibilities:

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

Sources and Availability of Raw Materials

We use various suppliers to provide parts for the manufacture and support of multiple product lines. Although our intent is to establish at least two sources of supply for materials whenever possible, we obtain certain materials from single or limited source supply arrangements. We may not be able to procure these parts from alternative sources at acceptable prices within a reasonable time; therefore, the loss or interruption of such arrangements could have an impact on our ability to deliver certain products on a timely basis. See Item 3D of this Annual Report under "Risk Factors" ‒ We depend on short-term arrangements with a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results."

We will continue to reduce the risk of production interruptions and shortages of parts by: (1) selecting and qualifying alternative sources of supplies for key parts whenever possible, and (2) monitoring and maintaining an appropriate supply of key parts.

Seasonality

Historically, we have been subject to seasonality mainly in our second quarter (December, January and February) due to the Christmas holidays and delays in approval of network operators' spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end spending on the part of network operators. We are subject to increased seasonality in the fourth quarter (June, July and August), because bookings activity tends to slow down during the summer months, especially in Europe. These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as reliable indicators of future revenue or results of operations.

Competition

The test, service assurance and network visibility markets are highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

•	product performance and reliability;
•	solution's contribution to productivity;
•	price and quality of products;
•	level of technological innovation;
•	product lead times;
•	breadth of product offerings;
•	ease of use;
•	brand-name recognition;
•	customer service and technical support;
•	strength of sales and distribution relationships; and
•	financial stability.

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Danaher Corporation (namely subsidiaries of Danaher: Fluke Networks), and Viavi Solutions (formerly a division of JDS Uniphase Corporation), as well as other players such as AFL Noyse, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, IXIA, Viavi Solutions (formerly a division of JDS Uniphase Corporation), NetScout Systems, Inc. (including the 2015 merger of Netscout Systems and Tektronix Communications), Spirent Communications plc, Guavus and Teoco. See Item 3D of this Annual Report under "Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to gain market share and achieve our growth strategy."

Employees

As at November 1, 2015, we had 1,499 full-time employees compared to 1,572 and 1,583 for the same periods in 2014 and 2013, respectively. Our workforce as of November 1, 2015 included 365 employees in manufacturing, 582 employees in research and development, and 552 employees in sales and marketing as well as general and administrative functions.

Our future performance depends, to a significant degree, on our continued ability to attract and retain highly skilled and qualified technical, sales and marketing, and senior management personnel. Our employees are not represented by a labor union with the exception of our manufacturing personnel in Quebec City, Canada. We consider relations with our employees to be good. See Item 3D of this Annual Report under "Risk Factors ‒ We require employees and managers who are knowledgeable about the specialized nature of our business. If we are unable to attract and retain sufficient numbers of highly skilled technical, sales, marketing, senior management and other personnel, our operations and financial results will suffer".

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

In the United States, our products must comply with the regulations of some agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC's regulations, our products must comply with certain electromagnetic compatibility (EMC) requirements to insure they do not generate electromagnetic noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Additionally, some of our products must comply with the FDA's non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA's regulations applicable to our products are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA.

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

Additionally, to address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or "RoHS" Directive (2002/95/EC revisited later and named 2011/65/EU), which applies to all products included within the scope of WEEE directive with the exception of Categories 8 (Medical devices) and 9 (Monitoring and control instruments). Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the directive. To ensure compliance to this directive, a formal restricted substances control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS directive.

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

Our intellectual property and proprietary technology are important to the continued success of our business. Were we to inadequately protect our intellectual property and proprietary technology, our competitive position might be significantly impaired. Nevertheless, there remains a risk that our intellectual property rights, particularly our existing or future patents might be invalidated, circumvented, challenged or required to be licensed to others. Furthermore, others may claim that our products infringe upon their intellectual property rights, or they may infringe our intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

As of August 31, 2015, our records indicated that we held the following portfolio of utility patents: 55 active granted U.S. patents, 32 granted or validated patents in countries of the European Union, 6 patents in Canada, 10 patents in China, and 3 patents in other jurisdictions. In addition, we have 41 utility patent applications (including provisional applications) pending in the U.S., 19 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, 2 applications in Canada, 11 applications in China and 9 applications in other countries, as well as 1 International Application under the Patent Cooperation Treaty that have not yet entered the national/regional phase. The expiration dates of our active issued patents range from 2016 to 2032, and no patent deemed as currently being of material importance will expire in 2016 or 2017.

As of August 31, 2015, our records also indicated that we held 8 granted "design" patents, as well as 9 pending design patent applications, in the United States and several other international jurisdictions.

We consider seven of our inventions for which patents have either been granted or are pending to be material. These inventions are:

•
a method and apparatus for improved characterization of loss-inducing "events" along an optical fiber using an Optical Time Domain Reflectometer (OTDR).  This invention describes how, by a judicious combination of OTDR data corresponding to different optical-pulse durations, the location and loss characteristics of an event can be quantified with much better accuracy and/or more rapidly than via conventional approaches.  This invention is offered as an option for almost all of the current EXFO OTDR-based products;

•
a method for determining the optical signal-to-noise ratio employing an optical spectrum analyzer, which is particularly advantageous for use with tightly-filtered DWDM signals used in high-bandwidth optical networks.  This invention is a key value-added option to our FTB-5240-S series of portable optical spectrum analyzers;

•
a method and apparatus to determine the theoretical and practical data rates for a cable under test. This invention forms the basis of the EXFO CableSHARK product, describing how two test devices, communicating with each other via the cable under test, can predict the performance of a pair of ADSL (Asymmetric Digital Subscriber Line) modems, and in case of problems, analyze the cause of the modems' failure to synchronize;

•
a scalable system for monitoring network elements, for which only a non-redundant subset of the identified network information is stored, thereby enabling monitoring of a much larger group of network elements than is possible with conventional memory-constrained monitoring systems. Furthermore, this system employs a multi-threaded architecture that dynamically spawns an array of multi-technology monitoring sub-systems.  This invention forms the basis of the web-based EXFO Xtract Open Analytics Platform, enabling the user, among other things, to leverage data from a multitude of sources and to define a sequence of activities based on templates in order to accomplish a given task;

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

As of November 1, 2015, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

D.	Property, Plant and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada, in Concord, Ontario, Canada, in Chelmsford, Massachusetts, United States (EXFO Service Assurance Inc.), in Chandler's Ford, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Oulu, Finland (EXFO Oy), in Lappeenranta, Finland (EXFO Oy), and in Richardson, Texas, United States (EXFO America Inc.).

In addition, we maintain sales offices and/or have regional sales managers located in Australia, China, Czech Republic, France, Germany, Great Britain, India, Japan, Mexico, Singapore, Spain, Sweden, United Arab Emirates and the United States.

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2015.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	90%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, repair/calibration services, manufacturing, management and administration	129,000 (1)	85%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	50%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	50,000	0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500	40%	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	29,000	75%	Leased
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, repair/calibration services, sales management and administration	13,000	80%	Leased

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
3rd Floor, Building 10 Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126 China	Occupied for manufacturing of products, repair/calibration services	64,000	80%	Leased
Offices No 102, 602, 603, 604, 701 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	39,960	80%	Owned
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	30,241	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and network visibility markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 25, 2015.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

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

Over the years, we expanded our product portfolio into service assurance for next-generation IP (internet protocol) networks and into test equipment for 2G, 3G and 4G/LTE wireless networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software solution that delivers end-to-end, quality of service and quality of experience visibility as well as real-time, IP service monitoring and verification of next-generation IP networks. We have enriched our service assurance offering with infrastructure performance management tools and analytics software solutions via technology acquisitions. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across wireline and wireless networks.

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

We have a staff of approximately 1500 people in 25 countries, supporting more than 2000 customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supported by a software development center in India.

We launched 13 new products or major enhancements in fiscal 2015. Key new product introductions included EXFO Xtract, a real-time analytics software platform that has been well received by network operators for critical end-to-end network performance and service visibility requirements. We also introduced the NetBlazer 800 v2 series, a quad-port, field-portable, transport & datacom performance validation test solution designed to accelerate and simplify the turn-up of 1G and 10G Ethernet services. This solution is housed in the new FTB-1 Pro, a lightweight and compact test platform allowing field technicians to carry out dedicated optical, Ethernet and multi-service testing. We also released CPRI (common public radio interface) test capabilities for fiber-to-the-antenna (FTTA) and distributed antenna system (DAS) deployments. Finally, we introduced new features for its patented intelligent optical link mapping (iOLM) software and for its automated wireless fiber inspection solutions, both contributing to automate and accelerate fiber deployments in wireless access networks.

We reported sales of $222.1 million in fiscal 2015 compared to $230.8 million in 2014 due to a significant headwind from a stronger US dollar versus other currencies. Otherwise, in fiscal 2015, in constant currency, our sales would have been flat year-over-year. Bookings totaled $223.1 million in fiscal 2015, for a book-to-bill ratio of 1.00, compared to $240.4 million in 2014.

We reported net earnings of $5.3 million, or $0.09 per diluted share, in fiscal 2015, compared to $783,000, or $0.01 per diluted share, in 2014. Net earnings in fiscal 2015 included $2.7 million in after-tax amortization of intangible assets, $1.3 million in after-tax restructuring charges, $1.3 million in stock-based compensation costs, and a foreign exchange gain of $7.2 million. Net earnings in fiscal 2014 included $4.1 million in after-tax amortization of intangible assets, $1.7 million in stock-based compensation costs and a foreign exchange gain of $1.6 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain) amounted to $13.8 million, or 6.2% of sales, in fiscal 2015, compared to $14.4 million, or 6.2% of sales, in 2014. See page 50 of this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings.

In the fourth quarter of fiscal 2015, we implemented a restructuring plan to align our cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $1.6 million for employees laid off during the fourth quarter.

On January 7, 2015, we announced that our Board of Directors had authorized a substantial issuer bid (the "Offer") to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On February 20, 2015, pursuant to the Offer, we purchased for cancellation 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30 million (US$24.0 million), plus related fees of $0.2 million. We used cash to fund the purchase of shares.

On March 25, 2015, we announced that our Board of Directors approved the renewal of our share repurchase program by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on March 27, 2015, and will end on March 26, 2016, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

Sales
We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2013, 2014 and 2015, no customer accounted for more than 10% of our sales, with our top customer representing 6.1%, 6.1% and 7.1% of our sales respectively.

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

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data (1):	2015	2014	2013	2015	2014	2013
Sales	$222,089	$230,806	$242,150	100.0%	100.0%	100.0%

Cost of sales (2)	85,039	86,836	92,469	38.3	37.6	38.2
Selling and administrative	82,200	86,429	88,756	37.0	37.4	36.6
Net research and development	44,003	44,846	45,444	19.8	19.4	18.8
Depreciation of property, plant and equipment	4,835	4,995	6,028	2.2	2.2	2.5
Amortization of intangible assets	2,883	4,398	6,643	1.3	1.9	2.7
Interest and other income	(155)	(326)	(113)	(0.1)	(0.1)	–
Foreign exchange gain	(7,212)	(1,634)	(4,082)	(3.2)	(0.7)	(1.7)
Earnings before income taxes	10,496	5,262	7,005	4.7	2.3	2.9
Income taxes	5,198	4,479	5,664	2.3	2.0	2.3
Net earnings for the year	$5,298	$783	$1,341	2.4%	0.3%	0.6%

Basic and diluted net earnings per share	$0.09	$0.01	$0.02

Other selected information:

Gross margin before depreciation and amortization (3)	$137,050	$143,970	$149,681	61.7%	62.4%	61.8%

Research and development data:
Gross research and development	$50,148	$52,423	$54,334	22.6%	22.7%	22.4%
Net research and development	$44,003	$44,846	$45,444	19.8%	19.4%	18.8%

Restructuring charges included in:
Cost of sales	$290	$–	$–	0.1%	–%	–%
Selling and administrative expenses	$586	$–	$–	0.3%	–%	–%
Net research and development expenses	$761	$–	$89	0.3%	–%	–%

Adjusted EBITDA (3)	$13,779	$14,391	$17,338	6.2%	6.2%	7.2%

Consolidated balance sheets data (1):
Total assets	$219,002	$278,031	$281,538

(1)
Consolidated statements of earnings and balance sheets data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (3).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Refer to page 50 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following table summarizes sales by product line:

	Years ended August 31,
	2015	2014	2013

Physical-layer product line	$144,060	$132,097	$140,941
Protocol-layer product line	80,591	99,618	100,829
	224,651	231,715	241,770
Foreign exchange gains (losses) on forward exchange contracts	(2,562)	(909)	380
Total sales	$222,089	$230,806	$242,150

Fiscal 2015 vs. 2014

In fiscal 2015, our sales decreased 3.8% to $222.1 million, compared to $230.8 million in 2014, while our bookings decreased 7.2% year-over-year to $223.1 million in 2015 from $240.4 million in 2014, for a book-to-bill ratio of 1.00 (1.04 in 2014).

In fiscal 2015, however, we faced a significant headwind from a stronger US dollar, compared to 2014. Given that we generate a portion of our revenue in Canadian dollars and euros but report our results in US dollars, it had a negative impact on our sales year-over-year. In fiscal 2015, excluding the negative currency impact, our sales would have been flat year-over-year.

In fiscal 2015, we increased sales of our Physical-layer product line by 9.1% based on our leadership position in portable optical testing and the growing need for fiber in wireless access areas. Sales or our Protocol-layer product line, meanwhile, decreased 19.1% year-over-over, especially in the areas of 10G or less, portable transport testing and in wireless protocol analysis, due to delays in the launched of some important products (in the first half of the fiscal year), longer than usual market acceptance of newly launched products and difficult market conditions in Europe, Middle-East and Africa (EMEA). On a constant currency basis, sales growth of our Physical-layer product line would be higher and the decline of our Protocol-layer product line lower to reflect stable sales year-over-year for the combined product lines.

In constant currency, our sales to the Americas and Asia-Pacific (APAC) slightly increased year-over-year. In fiscal 2015, we benefited from some improvements in the Americas, following a challenging year in 2014 due to order delays and lower spending levels, especially among key customers. In fiscal 2015, we would have reported year-over-year increase in sales of our Physical-layer product line in the Americas and APAC, offset in part by a decrease in sales of our Protocol-layer product line in these areas.

In constant currency, sales to EMEA slightly decreased year-over-year as Europe, overall, remained a challenging market due to weaker currencies and economic uncertainties. That slight year-over-year decline in sales in the EMEA region comes from our Protocol-layer product line.

In fiscal 2015, our bookings were also negatively affected by a stronger US dollar, compared to the Canadian dollar and euro. In fiscal 2015, the year-over-year decrease in total bookings comes from our Protocol-layer product line; this more than offset the increase in bookings for our Physical-layer product line in the Americas and Asia-Pacific.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products; this also explains the year-over-year decrease in sales and bookings in fiscal 2015 for our Protocol-layer product line.

Finally, in fiscal 2015, we faced increased competition and pricing pressure, compared to 2014, which negatively affected our sales and bookings year-over-year.

Fiscal 2014 vs. 2013

In fiscal 2014, our sales decreased 4.7% to $230.8 million, compared to $242.2 million in 2013, while our bookings increased 3.0% year-over-year to $240.4 million in 2014 from $233.5 million in 2013.

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

More precisely, in fiscal 2014, most of the year-over-year decrease in sales (in dollars) comes from the first half of the year in the Americas, as market conditions in this region proved to be challenging during that period due to order delays and lower spending levels, especially among key customers. Although in the second half of fiscal 2014 we benefited from projects and strategic initiatives that had been pushed out later in fiscal 2014, as well as from late budget approvals from key customers, and we reported a year-over-year increase in sales and bookings during that period, it was not enough to offset the sales decrease attributable to the Americas region in the first half of the year.

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

Sales to EMEA and APAC in 2014 also decreased year-over-year, which again is mostly attributable to a timing issue, as bookings have in fact increased year-over-year in both regions.

Furthermore, in fiscal 2014, increased pricing pressure worldwide had a negative impact on our sales and bookings year-over-year.

Finally, we recorded foreign exchange losses of $909,000 on our forward exchange contracts in 2014, compared to foreign exchange gains of $380,000 in 2013, which lowered our sales 0.5% year-over-year.

Geographic Distribution

In fiscal 2015, sales to the Americas, EMEA and APAC accounted for 54%, 26% and 20% of sales respectively, compared to 53%, 28% and 19% respectively in 2014.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure – refer to page 50 of this document)

Gross margin before depreciation and amortization (gross margin) amounted to 61.7%, 62.4% and 61.8% of sales in fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

In fiscal 2015, our gross margin was unfavorably affected by product mix compared to 2014 as our Physical-layer product line represented a larger portion of our sales year-over-year and this product line delivers lower margins than our Protocol-layer product line.

In addition, the decrease in our gross margin year-over-year comes from foreign exchange losses on our forward exchange contracts, which reduced our sales and negatively affected our gross margin by 0.3% compared to 2014.

Furthermore, in fiscal 2015, we faced increased competition and pricing pressure for some product lines, compared to 2014, which negatively affected our gross margin year-over-year.

Finally, in fiscal 2015, we recorded $290,000 in restructuring charges in the cost of sales (nil in 2014), which negatively affected our gross margin for that year (0.1%).

However, in fiscal 2015, we reported lower inventory write-down compared to the same period last year, which increased our gross margin by 0.2% year-over-year.

In addition, in fiscal 2015, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

Fiscal 2014 vs. 2013

The increase in our gross margin in fiscal 2014 compared to 2013 can be explained by the following factors.

In fiscal 2014, our gross margin was favorably affected by product mix, including some software-intensive products with higher margins. Namely, in fiscal 2013, we shipped large orders of lower-margin copper-access test solutions, which had negatively affected our gross margin that year. We did not have such orders in 2014.

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

Finally, in fiscal 2014, increased foreign exchange losses on our forward exchange contracts, compared to 2013, also affected our gross margin by 0.1% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $82.2 million, $86.4 million and $88.8 million for fiscal 2015, 2014 and 2013 respectively. As a percentage of sales, selling and administrative expenses amounted to 37.0%, 37.4% and 36.6% for fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

In fiscal 2015, selling and administrative expenses included $586,000 or 0.3% of sales, in restructuring charges compared to nil in 2014.

Otherwise, in fiscal 2015, our selling and administrative expenses decreased due to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in these latter two currencies and we report our results in US dollars, and to tight control on expenses, which more than offset inflation and salary increases.

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

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $50.1 million, $52.4 million and $54.3 million for fiscal 2015, 2014 and 2013 respectively. As a percentage of sales, gross research and development expenses amounted to 22.6%, 22.7% and 22.4% for fiscal 2015, 2014 and 2013 respectively, while net research and development expenses accounted for 19.8%, 19.4% and 18.8% of sales for these respective years.

Fiscal 2015 vs. 2014

In fiscal 2015, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in these latter two currencies and we report our results in US dollars.

In fiscal 2015, excluding the positive currency impact year-over-year, inflation, salary increases, as well as a shift in the mix and timing of research and development projects slightly increased our gross research and development expenses, compared to 2014.

In addition, in fiscal 2015, our gross research and development expenses included $761,000, or 0.3% of sales, in restructuring charges, compared to nil in 2014.

Fiscal 2014 vs. 2013

In fiscal 2014, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar and the Indian rupee had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in these currencies and we report our results in US dollars.

In addition, in fiscal 2013, our gross research and development expenses included $89,000 in restructuring charges, compared to nil in 2014.

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

Tax credits and grants for research and development activities were $6.1 million, $7.6 million and $8.9 million for fiscal 2015, 2014 and 2013 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 12.3%, 14.5% and 16.4% for fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

The decrease in our tax credits and grants in fiscal 2015, compared to 2014, results from the decrease in the statutory Canadian federal and provincial research and development tax credit rates, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2015, the decrease in tax credits and grants as a percentage of gross research and development expenses, compared to 2014, mainly comes from the decrease in the statutory Canadian federal and provincial research and development tax credit rates.

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

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology, customer relationships and brand name. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $2.9 million, $4.4 million and $6.6 million for fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

The decrease in amortization expenses in fiscal 2015, compared to 2014, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar  year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

Fiscal 2014 vs. 2013

The decrease in amortization expenses in fiscal 2014 compared to 2013 comes from the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013. In addition, in fiscal 2014, the increase in the average value of the US dollar compared to the Canadian dollar versus the previous year had a positive impact on our amortization expenses as these expenses are incurred in Canadian dollars and we report our results in US dollars.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to a currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

We reported a foreign exchange gain of $7.2 million in fiscal 2015, compared to $1.6 million in 2014 and $4.1 million in 2013.

Fiscal 2015

In fiscal 2015, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a significant foreign exchange gain of $7.2 million during the year. The period-end value of the Canadian dollar decreased 17.5% to CA$1.3157 = US$1.00 in fiscal 2015, compared to CA$1.0858 = US$1.00 at the end of the previous year, and decreased 3.0% to CA$1.4755 = €1.00 in fiscal 2015, compared to CA$1.4319 = €1.00 at the end of the previous year. In fiscal 2015, the average value of the Canadian dollar versus the US dollar was CA$1.2093 = US$1.00.

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

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are dominated in Canadian dollars and euros and a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars.

Fiscal 2015 vs. 2014

In fiscal 2015, the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2015 increased 10.8% and 14.5%, respectively, compared to the Canadian dollar and the euro.

Fiscal 2014 vs. 2013

In fiscal 2014, the increase in the average value of the US dollar compared to the Canadian dollar and Indian rupee year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2014 increased 6.3% and 9.7%, respectively, compared to the Canadian dollar and the Indian rupee.

INCOME TAXES

In fiscal 2015, we reported income tax expenses of $5.2 million on earnings before income taxes of $10.5 million, compared to income tax expenses of $4.5 million on earnings before income taxes of $5.3 million in 2014 and income tax expenses of $5.7 million on earnings before income taxes of $7.0 million in 2013.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries from their local currency to the functional currency, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these years.

Please refer to note 18 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2015, cash and short-term investments totaled $27.4 million, while our working capital was at $69.4 million. Our cash and short-term investments decreased $32.5 million in fiscal 2015, compared to 2014. First, in fiscal 2015, we made cash payments of $25.5 million for the redemption of share capital under our share repurchase programs, mainly our substantial issuer bid. In addition, during the year, we made cash payments of $5.9 million for the purchase of capital assets. Finally, we recorded an unrealized foreign exchange loss of $7.6 million on our cash and short-term investments. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, operating activities generated $6.5 million in cash.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2015, cash balances included an amount of $10.8 million that bears interest at an annual rate of 1.0%.

We believe that our cash balances and short-term investments of $27.4 million will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our share repurchase program. In addition to these assets, we have unused available lines of credit totaling $14.8 million for working capital and other general corporate purposes, and unused lines of credit of $17.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, restructuring charges and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2015, our commitments under operating leases amount to $2.1 million in 2016, $1.4 million in 2017, $774,000 in 2018, $768,000 in 2019 and $2.5 million in 2020 and after, for total commitments of $7.5 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $6.5 million in fiscal 2015, compared to $19.8 million in 2014 and cash flows used of $2.0 million in 2013.

Fiscal 2015 vs. 2014

Cash flows provided by operating activities in fiscal 2015 were attributable to the net earnings after items not affecting cash of $11.4 million, offset in part by the negative net change in non-cash operating items of $4.9 million; this was mainly due to the negative effect on cash of the increase of $10.8 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of $2.1 million in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, and the negative effect on cash of the increase of $982,000 in our prepaid expenses due to timing of payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $820,000 in our inventories due to improved inventory turns during the year and the increase of $8.1 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the year.

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

Investing activities

Cash flows used by investing activities amounted to $2.3 million in fiscal 2015, compared to $8.9 million in 2014 and $5.0 million in 2013.

Fiscal 2015

In fiscal 2015, we paid $5.9 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.6 million worth of short-term investments.

Fiscal 2014

In fiscal 2014, we acquired (net of disposal) $1.0 million worth of short-term investments and we paid $7.9 million for the purchase of capital assets, including the assets of ByteSphere and Aito.

Fiscal 2013

In fiscal 2013, we paid $8.0 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Financing activities

Cash flows used by financing activities amounted to $25.5 million in fiscal 2015, compared to $1.0 million in 2014 and $3.6 million in 2013.

Fiscal 2015

In fiscal 2015, we redeemed share capital under our share repurchase programs (namely our substantial issuer bid) for a cash consideration of $25.5 million.

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

As at August 31, 2015, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2015 to August 2016	$20,200,000	1.1180
September 2016 to August 2017	8,000,000	1.1530
September 2017 to December 2017	1,600,000	1.2135
Total	$29,800,000	1.1326

US dollars – Indian rupees
Expiry dates	Contractual amounts	Weighted average contractual forward rate

September 2015 to July 2016	$3,900,000	66.41

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 and $4.2 million as at August 31, 2014 and 2015 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.3157 = US$1.00 as at August 31, 2015.

SHARE CAPITAL

Share Capital

As at November 9, 2015, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,248,271 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2015, our off-balance sheet arrangements consisted of letters of guarantee amounting to $495,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at August 31, 2015, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances.

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

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next 12 months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our results.

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

As at August 31, 2015, we had deferred income tax assets in the balance sheet in the amount of $8.9 million mainly for operating losses in the United States. In order to recover these deferred income tax assets, we need to generate approximately $22 million in pre-tax earnings in the United States, and in order to do so over the estimated recovery period of five years, we must generate pre-tax earnings compound annual growth rate (CAGR) of 6%, which we believe is probable. Our losses in the United States can be carried forward over a twenty-year period.

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

As at August 31, 2015, our non-refundable research and development tax credits recognized in the balance sheet amounted to $36.7 million. In order to recover these non-refundable research and development tax credits, we need to generate approximately $238 million (CA$313 million) in pre-tax earnings at the Canadian federal level and approximately $11 million at the Canadian provincial level. In order to generate $238 million in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 18 years, we must generate a pre-tax earnings CAGR of 4%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for our CGUs is based on a market approach that relies on input from implicit valuation multiples and recent transactions for comparable assets or businesses, within the same industry. We apply judgment in making adjustments for factors such as size, risk profile or profitability and also consider EXFO's value derived from its market capitalization considering a control premium based on comparable situations. Depending on the market evidence available, we, from time to time, may further supplement this market approach with discounted cash flows.

In the fourth quarter of fiscal 2015, we performed our annual goodwill impairment test for our two CGUs, EXFO and Brix.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

EXFO CGU	$8,636,000
Brix CGU	13,224,000
Total	$21,860,000

In performing the goodwill impairment review of both CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal.  In estimating the recoverable amount of the EXFO CGU, we used a market approach, which is based on sales multiples within the range of 0.8 to 2.0 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, we also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.8 to 2.0 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of our sales and operations, we also compared the carrying amount of the EXFO CGU to EXFO's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU.  Based on this calculation, we calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.8 to 2.0 times range, as used in the market approach described above.

In fiscal 2014, the calculation of recoverable amount of the Brix CGU also included a calculation of fair value based on discounted cash flows.  However, this additional valuation technique was not considered necessary for fiscal 2015, on the basis that the market approach provided a more reliable estimate of fair value based on more reliable inputs, compared to the range of amounts being determined using cash flow projections and the significant assumptions applied to those cash flows.

As at August 31, 2015, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of both CGUs would equal its carrying value using sales multiples of 0.7 times sales.

NEW IFRS PRONOUNCEMENTS NOT YET ADOPTED

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. We have not yet assessed the impact that the new standard will have on our consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We have not yet assessed the impact that the new standard will have on our consolidated financial statements or whether or not to early adopt the new standard.

NON-IFRS MEASURES

We provide non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.

Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Years ended August 31,
	2015	2014	2013

IFRS net earnings for the year	$5,298	$783	$1,341

Add (deduct):

Depreciation of property, plant and equipment	4,835	4,995	6,028
Amortization of intangible assets	2,883	4,398	6,643
Interest and other income	(155)	(326)	(113)
Income taxes	5,198	4,479	5,664
Restructuring charges	1,637	–	89
Stock-based compensation costs	1,295	1,696	1,768
Foreign exchange gain	(7,212)	(1,634)	(4,082)
Adjusted EBITDA for the year	$13,779	$14,391	$17,338

Adjusted EBITDA in percentage of total sales	6.2%	6.2%	7.2%

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2015.

Name and Municipality of Residence	Positions with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
JON BRADLEY Worminghall, United Kingdom	Vice-President, Sales — EMEA
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development
STÉPHANE CHABOT Quebec City, Quebec	Vice-President, Physical-Layer Test Division
FRANÇOIS CÔTÉ Montreal, Quebec	Independent Director
DARRYL EDWARDS Weston Under Wetherley, United Kingdom	Independent Director
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Manufacturing Operations and Customer Service
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
CLAUDIO MAZZUCA LaSalle, Quebec	Vice-President, Transport and Service Assurance Division
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
SYLVAIN ROULEAU Kirkland, Quebec	Vice-President, Human Capital
CLAUDE SÉGUIN Westmount, Quebec	Independent Director
LEE HUAT (JOSEPH) SOO Singapore, Singapore	Vice-President, Sales — Asia-Pacific
RANDY E. TORNES Frisco, Texas	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Sales — Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc., a global provider of business collaboration and communications solutions. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Avaya. Prior to joining Avaya in May 2012, Mr. Allard worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Telfer School of Management. Pierre-Paul Allard holds a bachelor's and master's degree in business administration from the University of Ottawa, Canada.

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

Stéphane Chabot first joined EXFO as a Product Line Manager in 1998 and was promoted to Product Line Manager—Network Service Provider Market in 2001. As Vice-President—Physical-Layer Test Division, Mr. Chabot is responsible for the Optical and Access & Platform product lines. Prior to this appointment, he was Director of EXFO's Optical Business Unit, a position he had held since 2006. In this role, Mr. Chabot led the main team in its responsibility for developing the worldwide optical business and strategy, developing and maintaining the product family roadmap and vision, developing and controlling yearly marketing, ensuring go-to-market plans, developing new markets, providing key market watch and competitive updates, analyzing product line performance and metrics, providing periodic benchmarking, and developing partnerships/OEMs/acquisitions within the product line family. Mr. Chabot was highly successful as Director of the Optical Business Unit, doubling its annual revenues to more than $120M and 38% market share in optical portable solutions, with leadership in many key worldwide applications, such as Fiber-to-the-Home. Prior to his employment at EXFO, Mr. Chabot was a Telecommunications Officer at the Canadian Armed Forces from 1992 to 1998. Stéphane Chabot holds a bachelor's degree in Space Science from The Royal Military College of Canada, and a Diploma in Business Administration from Laval University.

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté oversees the development and implementation of TELUS Ventures' investment strategy. He also actively manages investments which drive return on investment and value creation for TELUS Corporation. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health & TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS' Quebec presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the Quebec City region. Mr. Côté serves on the boards of the Fondation du Dr. Julien, Fondation Martin-Matte, Roche Ltd, Consulting Group and Lumenpulse Inc. as well as the Advisory Board of the McGill Centre for the Convergence of Health and Economics (MCCHE). In June 2013, Mr. Côté was named Honourary Lieutenant-Colonel of the Canadian Armed Forces' 34th Signal Regiment. He is also Vice Chair of the TELUS Fund, an independent organization established to finance the creation of health and wellness content.

Darryl Edwards was appointed a member of EXFO's Board of Directors in September 2011. Mr. Edwards is the President and Chief Executive Officer of ECI Telecom, a leading provider of access and transport solutions. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than thirty (30) years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for seventeen (17) years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two (2) of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent thirteen (13) years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder in MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

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

Pierre Plamondon was appointed Vice-President, Finance and Chief Financial Officer (CFO) of EXFO in January 1996. He is responsible for the accounting services, financial reporting, legal services, investor relations and information technology services. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Pierre Plamondon holds a bachelor's degree in business administration and a license in accounting, both from Université Laval in Quebec City. Mr. Plamondon is a member of the Quebec Chartered Professional Accountants Order. He is currently a director of Urbanimmersive Inc., a public company listed on the TSX Venture Exchange. Over the years, he has been a member of the Board of Directors of several non-profit organizations among which the Fondation de l'Université Laval and SOVAR Inc. (Société de valorisation des applications de la recherche de l'Université Laval).

Benoit Ringuette has been our in-house Legal Counsel and Corporate Secretary since April 2004. Prior to joining EXFO, Mr. Ringuette practiced mainly in commercial, corporate and securities law from 1998 to 2003 as an associate in the law firms of O'Brien, Flynn Rivard in Quebec City and Desjardins Ducharme Stein Monast in Quebec City. Mr. Ringuette has been a member of the Quebec Bar since 1998. Mr. Ringuette holds a bachelor's degree in Civil Law and a master's degree in Business Administration (MBA) from Laval University in Quebec City, Canada.

Sylvain Rouleau was appointed Vice-President, Human Capital at EXFO in January 2012. As such, his main responsibility is overseeing the human resources department, and, more specifically, his mandate is to transform EXFO into an organization that optimizes its human capital and, in turn, surpasses its objectives. Mr. Rouleau has over twenty-five (25) years' experience in human resources and has held several executive positions in a variety of international organizations. Namely, before joining EXFO, he was Senior Vice-President, Human Capital at Kruger since February 2009. From 2003 to 2009, he worked for the Alcan Group ─ Bauxite & Alumina as Vice-President, Human Resources, Communications and Corporate Affairs. Prior to that, he managed human resources teams for Nortel Networks as well as several divisions of the General Electric Company, such as GE Power Systems, GE Medical Systems and GE Aircraft Engines, both in Canada and abroad. Mr. Rouleau's international perspective and his proven expertise as a business partner and as a change agent serve as a reference in human resources management. Sylvain Rouleau holds a master's degree in organizational psychology (O.D. and Complex Systems) from the Université de Sherbrooke in Canada, and he has given several conferences on leading-edge organizations.

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI Group Inc., a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance - Montreal, an organization regrouping financial institutions in Montreal. Claude Séguin graduated from HEC-Montréal and earned a Master's and a Ph.D. in public administration from Syracuse University in New York State.

Lee Huat (Joseph) Soo was appointed EXFO's Vice-President of Asia Sales in December 2011. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the Asian market. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Mr. Soo has extensive market knowledge and sales experience in the telecom industry, as he has been leading Asia Pacific sales teams for major test and measurement providers for the last fifteen (15) years. Namely, he was Vice-President of Asia Pacific Sales at Fluke Networks from 2010 to 2011. Prior to that, he was Executive Vice-President of Rohde & Schwarz Asia Pacific Regional, where he held various management and sales positions at different Rohde & Schwarz locations since he began there in 1997. Earlier on, Mr. Soo began his career as a Senior EMC Engineer at Astec Power Pte Ltd in 1990. Lee Huat (Joseph) Soo is fluent in English and Chinese and has lived both in Asia and the US. He holds a Bachelor of Science degree from the University of Minnesota─Twin Cities and has attended several executive MBA courses at the Singapore Institute of Management.

Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Operating Area Leader and Vice-President, Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales, service and support of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation's executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2015.

The following is a discussion of the compensation arrangements with the Corporation's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000, (collectively with the CEO and CFO, the "Named Executive Officers" or "NEOs"). The NEOs for the financial year ended August 31, 2015 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (Vice-President, Finance and CFO), Mr. Jon Bradley (Vice-President, Sales — EMEA), Mr. Lee Huat (Joseph) Soo (Vice-President, Sales — Asia-Pacific) and Mr. Dana Yearian (Vice-President, Sales — Americas).

Members of the Human Resources Committee

During the financial year ended August 31, 2015, the Human Resources Committee was composed of:

•	Mr. Guy Marier (Chairman until January 7, 2015)
•	Mr. Pierre-Paul Allard
•	Mr. François Côté (Chairman since January 8, 2015)
•	Mr. Darryl Edwards
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered "independent", as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years and he is the Chairman of the Human Resources Committee of Lumenpulse Inc. Mr. Côté also holds a Bachelor's degree in Industrial Relations. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last thirty (30) years. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last thirty (30) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation's executive officers, including the President and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee's goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Human Resources Committee is responsible for the review of employees' performance and approval of the identity of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2014 to August 31, 2015, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2014 to November 1, 2015, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee except Mr. Allard, Mr. Edwards, Mr. Marier and Mr. Séguin, each of whom was absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2014 to November 1, 2015:

Meeting	Main Activities of the Human Resources Committee
October 8, 2014	●	Review of the Business Performance Measures results for the financial year ended August 31, 2014;
	●	Review of the Business Performance Measures for the financial year started September 1, 2014;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2014;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2014;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2014 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review and approval of the quantum for the stock-based compensation for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2014;
	●	Review of the Management Structure;
	●	Review of the CEO objectives and review and approval of the CEO compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.
January 7, 2015	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2014;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2014, including the CEO objectives;
	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2014 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review of the Management Structure;
	●	Global Compensation Review;
	●	Engagement Survey;
	●	Talent Management.

Meeting	Main Activities of the Human Resources Committee
March 24, 2015	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2014 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2014;
	●	Review of the Key Human Capital Initiatives;
	●	Global Compensation Review;
	●	Review of the Management Structure;
	●	Review of the Talent Management.
June 23, 2015	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2014 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the Short-Term Incentive Plan of the remaining executive officers for the financial year started September 1, 2014;
	●	Update on the Global Compensation Review;
	●	Update on the Management Structure Review;
	●	Update on the Talent Management Review;
	●	Review of the Key Human Capital Initiatives.
October 7, 2015	●	Review of the Business Performance Measures results for the financial year ended August 31, 2015;
	●	Review of the Business Performance Measures for the financial year started September 1, 2015;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2015;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2015;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2015 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2015;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation's relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – "Benchmarking".

In 2015, the Corporation relied on the latest studies mentioned above and on the work accomplished in previous years. In 2013 and 2014, the Corporation engaged Towers Watson to perform an executive compensation review and to provide recommendations regarding the short-term incentive and long-term incentive compensation design of the Corporation (hereinafter in this Annual Report referred to as the "Target Compensation Positioning"). The compensation elements covered by the analysis were: base salary; target bonus; long term incentive; perquisites and pension (hereinafter in this Annual Report referred to as the "Target Total Compensation"). Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the executives' compensation levels, to propose potential changes to ensure alignment with the market and with the Corporation's compensation policy. Towers Watson also assessed the competitiveness of the compensation offered to the independent Directors of the Board and proposed changes to ensure alignment with market practices.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2015, this practice continued and certain compensation adjustments were made as have been made in previous years. Notably, in 2012, the Human Resources Committee, after the evaluation of the share ownership of the CEO, determined that the CEO should no longer receive equity-based compensation within his compensation since the share ownership of the CEO is sufficient and equity-based compensation is no longer reasonably considered as an incentive to performance. Accordingly, it was decided that the base salary of the CEO would be adjusted over a period of four (4) years starting from the financial year started September 1, 2012.

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

For the financial year that ended on August 31, 2014, the Human Resources Committee retained the services of Towers Watson for an analysis on executive officers' and directors' compensation and also 37-2 Conseil Inc. for an analysis on executive officers' compensation.

For the financial years that ended on August 31, 2014 and 2015, the Corporation also retained the services of Towers Watson, 37-2 Conseil Inc., Aon-Hewitt, Eckler, Groupe Créacor Inc., Savard Martin et associés, Lee Hecht Harrison, Knightsbridge, Morneau Shepell, Mercer and SPB Psychologie organisationnelle for services which were not related to executive compensation. The services provided by Towers Watson concerned an analysis on the compensation structure of the sales employees, compensation survey for all positions other than sales and the access to benefits and compensation data and surveys for employees. The services provided by 37-2 Conseil Inc. related to an analysis of the compensation structure of the Corporation, the access to compensation data for employees, the preparation of various analyses with respect to the elaboration of a new salary structure for the Corporation and various work related to the compensation of sales employees including an analysis on the sales employees efficiency and productivity. The services provided by Aon-Hewitt related to the access to compensation data and surveys for sales employees in various countries. The services provided by Eckler relates to pension plan analysis, governance and communication to employees. The Corporation consulted Groupe Créacor Inc. and Savard Martin et associés for assistance with employees' training. The services provided by Lee Hecht Harrison, Knightsbridge and Morneau Shepell and Savard Martin et associés related to outplacement services. The Corporation consulted Mercer for assistance with employees' benefits and benchmarking, compensation data for expatriate employees and assistance with the compliance of the Pay Equity Act established by the Government of Quebec, Canada. The Corporation consulted SPB Psychologie organisationnelle for tests before hiring. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Towers Watson, 37-2 Conseil Inc., Aon-Hewitt, Eckler, Groupe Créacor Inc., Savard Martin et associés, Lee Hecht Harrison, Knightsbridge, Morneau Shepell, Mercer and SPB Psychologie organisationnelle for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation's directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2014 and 2015 were as follows:

Type of Fee	Financial 2014 Fees	Percentage of Financial 2014 Fees	Financial 2015 Fees	Percentage of Financial 2015 Fees
Executive Compensation - Related Fees	CA$16,823 (1) (2)	18%	CA$0,00	0%
All Other Fees	CA$76,541	82%	CA$115,333	100%
Total	CA$93,364	100%	CA$115,333	100%

(1)	The aggregate fees paid to Towers Watson are CA$13,854 for financial year 2014, and the aggregate fees paid to 37-2 Conseil Inc. are CA$2,969 in financial year 2014.
(2)	These fees are not exclusively related to executive compensation as some work was also used for other employees.

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

•
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

•
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

•
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: ARM Holdings, BT, Cable & Wireless, COLT Telecom, Computacenter, Electrocomponents, Everything Everywhere, hibu (prev. Yell Group), Hitachi Data Systems, Office Depot, Pearson Group, Pitney Bowes, Reed Elsevier, Sage UK, Telefonica O2, Three, Virgin Media and Vodafone.

•
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

Manulife (Singapore) Pte Ltd, Marvell, Mastercard, Merck Pte Ltd, Microsoft, Mine Safety Appliances (United States), Molex, Morgan Stanley, Mp Biomedicals Asia Pacific Pte Ltd, Msig Insurance, MTV Asia, Mundipharma Pte Ltd, Munich Management Pte Ltd, Nagravision, National Australia Bank, NBC Universal, Nomura, Ocbc, Orange Business Services, Pacific Life Re Limited, Singapore Branch, Pall Corporation, Pearson Education South Asia Pte Ltd, Pfizer Asia Pacific Pte Ltd, Philips Electronic (S) Pte Ltd, Pramerica Financial Asia Hq Pte Ltd, Premier Farnell (Element14), Printronix, Prudential Assurance Company Singapore (Pte) Ltd, Qbe Insurance (International) Ltd, Qliktech International, Rbc Dexia Investor Services Bank, Reckitt Benckiser, East Asia, Reed Elsevier, Rentokil Initial Asia Pacific Management Pte Ltd, Research In Motion, Rhb Bank, Rolls Royce, Royal Bank Of Scotland, Royal Bank Of Scotland Gbm, Royal Dutch Shell, Royal Philips Electronics, Rsa Insurance, Sakari Resources Limited, Sandoz International Gmbh, Sanofi-Aventis Singapore Pte Ltd, SAS Institute, Scor Services Asia Pacific Pte Ltd, Sirtex Medical Ltd, Skandinaviska Enskilda Banken Ab Publ, Smith & Nephew Pte Ltd, Sompo Japan Insurance (Singapore) Pte Ltd, Standard & Poors, Standard Chartered Bank, Standard Life International, Starhub, Straits Developments, Swarovski Management Pte, Swiss Reinsurance Co, Takeda Pharmaceuticals (Asia Pacific) Pte Ltd, Teleplan, Tellabs, Temasek International, Tenet Insurance Co. Ltd., The Economist Group (A/P) Limited, The Walt Disney Company, Thomsonreuters, Tokio Marine Life Insurance Singapore Ltd, Transamerica Life (Bermuda) Ltd, Transitlink, T-Systems International, Tui Travel, UBS, Underwriters Laboratories (United States), Unilever, Unisys, United Overseas Insurance Ltd., Verizon Business, Xl Re Ltd, Zimmer Pte Ltd, Zurich Insurance Company (Singapore Branch) and Urich International.

To be considered in the comparator group, a company had to meet the following specific criteria:

a)	Similar industry: Technology Hardware and Equipment, Telecommunications Equipment and Services or Software and Services; and

b)
Comparable in size: revenues under CA$1 billion. Only one publicly traded company had revenues slightly above the equivalent of CA$1 billion. The compensation market comparison is done using the regression analysis which is a method to predict the "size-adjusted" competitive level of compensation to reflect the size of the Corporation in relation to that of the other companies of the reference group. This method mitigates the impact that larger companies may have on the competitive compensation levels for the Corporation.

The Corporation also participates in two (2) major surveys on an annual basis and accordingly is permitted to purchase the results in order to continue the benchmarking of our compensation on a regular basis. The first one is Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada, USA, UK, Finland and Lebanon. The other one is Radford (AON Hewitt) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.

Guiding Principles for Compensation of Executive Officers

The Corporation's executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation's long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation's long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation's results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long Term Incentive Plan on the fifth business day following the public release of the Corporation's financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination of directors process.

Risk Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation's compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2015, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2015, the Human Resources Committee did not identify any risks associated with the Corporation's executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012 the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management's knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2015. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation's legal counsel's office any transaction concerning the Corporation's securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation's 2015 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation's 2015 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee's objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The Short-Term Incentive Plan ("STIP"), or the Sales Incentive Plan ("SIP") for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation's financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the "Business Performance Measures") as well as the achievement of individual performance objectives ("Individual Performance Measures"). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies. The Individual Performance Measures only apply to executive officers and directors levels of the Corporation.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive's base salary ("Annual Incentive Target"). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2015 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, CEO	65.0%
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley, Vice-President, Sales — EMEA	70.0%
Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific	55.0%
Dana Yearian, Vice-President, Sales — Americas	89.0%

●	Short-Term Incentive Plan

The STIP awards are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

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

Business Performance Measure (1)	Weight	Annual Target	Result (%)
Consolidated revenues (2)	25%	US$264.2 million	2.09%
Adjusted EBITDA (3)	25%	US$23.8 million	6.76%
Consolidated gross margin (4)	25%	US$170 million	4.05%
Quality (5)	15%	100%	11.94%
On-time delivery (5)	10%	97%	10.24%
Total	100%		35.08%

(1)
The corporate Adjusted EBITDA result for the quarter must be positive (above 0) for the whole Business Performance Measure to trigger a payout. Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

(2)
For consolidated revenues metric, results will be based on the achievement from 35% to 125%, calculated on a pro-rated basis, of the minimum level of revenue targets defined at the beginning of the financial year.

(3)
For Adjusted EBITDA metric, results will be based on the achievement from 35% to 150%, calculated on a pro-rated basis, of the minimum level of Adjusted EBITDA targets defined at the beginning of the financial year.

(4)
For consolidated gross margin metric, results will be based on the achievement from 35% to 125%, calculated on a pro-rated basis, of the minimum level of consolidated gross margin targets defined at the beginning of the financial year.

(5)
For quality and on-time delivery metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 50% and 96.7%, respectively, up to the annual target defined at the beginning of the financial year and from 100% to 150% of the weight from such annual target to the maximum threshold of 125% and 99.7%, respectively.

The Individual Performance Measures are determined annually by the executive's supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive's supervisor or, the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive's performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2015 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures[1]	Weight (from 0% to 115%)	Result (%)
Financial objectives
Corporate revenues	From 0% to 20%	10.0
Corporate EBITDA	From 0% to 35%	16.0
Corporate Gross Margin	From 0% to 20%	10.0
Strategic contribution
Establishment and implementation of a strategic plan towards a solution centric organization	From 0% to 20%	20.0
Establishment and implementation of a strategic plan that will result in revenue growth in identified products family	From 0% to 10%	8.0
Establishment and implementation of a strategic plan that will result in EBITDA growth in identified products family	From 0% to 10%	8.0
Total		72.0

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

Pierre Plamondon, Vice-President, Finance and CFO
Elements of Individual Performance Measures		Weight (from 0% to 137.5%)	Result (%)
Financial objectives	Weight	From 0% to 65%	31.0
Corporate EBITDA	35%
Corporate revenues	30%
Strategic contribution	Weight	From 0% to 72.5%	57.5
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	32.5%
Maintaining the highest standard and compliance in the Corporation's financial reporting; internal controls and corporate governance; corporate development and risk management	25%
Delivering a Strategic Contribution and Support in the Corporation's information technology management and legal services	15%
Total			88.5

●	The Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward four (4) elements: three (3) elements are shareholder oriented (contribution margins, contribution margin growth and billings) and one (1) is based on specific objectives. The objectives are determined by the executive's supervisor and are for the territory under the executive's supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Jon Bradley, Vice-President, Sales — Europe, Middle East and Africa (EMEA)
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	84,584	62,375
Bonus on Billings (2)	21,146	15,940
Bonus on Specific Product Lines Objectives (3)	21,146	0
Contribution Margin Growth Bonus (4)	14,097	0
Total	140,973	78,315

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the EMEA is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly and annual billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus. An additional amount of bonus based on the percentage of attainment above 125% of the annual billings targets is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the contribution margin growth targets for the territory of the EMEA in fiscal year 2016 is based on the percentage of such growth from above 5% to 15%. An additional amount of bonus based on the percentage of attainment above 15% of the contribution margin growth targets is also payable.

Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific (APAC)
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	77,313	49,032
Bonus on Billings (2)	19,328	13,248
Bonus on Specific Product Lines Objectives (3)	19,328	5,317
Contribution Margin Growth Bonus (4)	12,885	12,750
Total	128,854	80,347

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the APAC is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the APAC is based on the percentage of achievement from above 50% to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly and annual billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus. An additional amount of bonus based on the percentage of attainment above 125% of the annual billings targets is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the APAC is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the contribution margin growth targets for the territory of the APAC in fiscal year 2016 is based on the percentage of such growth from above 5% to 15%. An additional amount of bonus based on the percentage of attainment above 15% of the contribution margin growth targets is also payable.

Dana Yearian, Vice-President, Sales — Americas
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	121,575	97,594
Bonus on Billings (2)	30,394	27,334
Bonus on Specific Product Lines Objectives (3)	30,394	23,644
Contribution Margin Growth Bonus (4)	20,263	7,790
Total	202,626	156,372

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the Americas is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly and annual billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus. An additional amount of bonus based on the percentage of attainment above 125% of the annual billings targets is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the contribution margin growth targets for the territory of the Americas in fiscal year 2016 is based on the percentage of such growth from above 5% to 15%. An additional amount of bonus based on the percentage of attainment above 15% of the contribution margin growth targets is also payable.

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the Long-Term Incentive Plan (the "LTIP") for directors, officers, employees and consultants of the Corporation and its subsidiaries and ii) the Deferred Share Unit Plan (the "DSU plan") for non-employee directors of the Corporation.

●	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, amended in October 2004 and effective as of January 2005, the LTIP is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation's shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the CEO who as of August 31, 2012 is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations. The Board of Directors or the Human Resources Committee may, at any time, with the prior approval of the competent regulatory authorities, amend, suspend or terminate the LTIP in whole or in part. Any material amendment shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation. In addition to the foregoing, any material amendment to an award held by an insider shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation, other than votes attaching to shares beneficially owned by the insider. A material amendment to an award held by an insider does not include an accelerated expiry of an award or change of the time during which an award may first be exercised or vested or change of the time of an award, or any part thereof, will become exercisable or vest.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares or the equivalent in cash to participating directors, officers, employees and consultants. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2015, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the CEO since the end of the financial year ended August 31, 2012, is entitled to receive RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley, Vice-President, Sales ─ EMEA	42.5%
Lee Huat (Joseph) Soo, Vice-President, Sales ─ Asia-Pacific	35.0%
Dana Yearian, Vice-President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

RSU awards are based on the expected impact of the role of the executive officer on the Corporation's performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts pursuant to the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation's shareholders.

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2015, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section "Summary Compensation Table" hereof, all of the NEOs, with the exception of the CEO as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation's objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable. As at August 31, 2015, there were a total of 17,099 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.76 (CA$5.50) per option.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any RSU issued is non-transferable. At the end of financial year ended August 31, 2015, there were a total of 1,299,958 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.86 (CA$5.11) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP shall not exceed 6,306,153 Subordinate Voting Shares, which represents 11.7% of the Corporation's issued and outstanding voting shares as of November 1, 2015. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,112,414 issued and outstanding Subordinate Voting Shares as of November 1, 2015. The maximum number of Subordinate Voting Shares that may be granted to insiders, within a one (1) year period, shall not exceed 10% of the number of outstanding Subordinate Voting Shares, which represents 2,224,827 issued and outstanding Subordinate Voting Shares as of November 1, 2015.

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

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2015	October 16, 2014	29,150	3.71	50% on each of the third and fourth anniversary dates of the grant.
	January 14, 2015	163,400	3.55
	March 31, 2015	5,000	3.78
	July 2, 2015	12,299	3.27
	October 16, 2014	197,726	3.71
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	July 2, 2015	1,946	3.27
August 31, 2014	October 16, 2013	36,950	5.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2014	132,000	4.36
	July 3, 2014	29,502	4.77
	October 16, 2013	138,233	5.28
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

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation's Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period; or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares' proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled "termination and change of control", unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder's employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses six (6) months after the date of death.

With the exceptions mentioned under the section entitled "termination and change of control", unless otherwise determined by the Board of Directors, any RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries: (i) for reasons not related to cause; (ii) because of death or permanent disability; or (iii) retirement.

●	Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted during the financial year ended August 31, 2015 was 409,521 having a weighted average fair value at the time of grant of US$3.63 (CA$4.21) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2015, there were a total of 1,299,958 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.86 (CA$5.11) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2015.

During the financial year ended August 31, 2015, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Pierre Plamondon	27,729	6.77%	3.71	October 16, 2014
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Jon Bradley	22,528	5.50%	3.71	October 16, 2014
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Lee Huat (Joseph) Soo	21,332	5.21%	3.71	October 16, 2014
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	25,706	6.28%	3.71	October 16, 2014
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

(4)
Those RSUs granted in the financial year ended August 31, 2015 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation's IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2017; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2017. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2018.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2015:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one (1) individual)	97,809	7.52%	5.70
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (ten (10) individuals)	607,604	46.74%	4.92

●	Option Grants in Last Financial Year

There were no options to purchase the Corporation's Subordinate Voting Shares granted during the financial year ended August 31, 2015. As at August 31, 2015, there were a total of 17,099 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.76 (CA$5.50) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2015:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one (1) individual)	11,218	65.61%	4.76
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (two (2) individuals)	5,881	34.39%	4.76

●	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation's DSU plan (the Deferred Share Unit Plan) is designed to align more closely the interests of the Corporation's non-employee directors with those of its shareholders.

Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. Any DSU issued is non-transferable.

The Deferred Share Unit Plan may be amended or terminated at any time and from time to time by the Board of Directors, with the prior approval of the competent regulatory authorities, provided that any such amendment or termination does not in any way infringe upon any rights of participants in respect of DSUs previously credited to the account of participants. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are converted and paid in Subordinate Voting Shares that are either purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 11.7% of the total issued and outstanding voting shares.

●	Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2015 was 45,806. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2015, there were a total of 114,810 DSUs credited and outstanding pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.25 (CA$4.74).

During the financial year ended August 31, 2015, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
45,806	3.38	154,824	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2015:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	114,157	100%	486,309	4.26

●	Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2015, 45,806 DSUs and 409,521 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 11.7% of the Corporation's issued and outstanding voting shares as at November 1, 2015. As at November 1, 2015, the number of Subordinate Voting Shares reserved for future issuance is 1,193,535 representing 2.2% of the Corporation's issued and outstanding voting shares as at November 1, 2015.

●	Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (the "SAR Plan"), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non‑transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2010, October 2011, October 2012, January 2013, October 2013, January 2014, October 2014, January 2015 and October 2015.

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

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries (or within thirty (30) days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six (6) months after the date of death.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of ten (10) years following the date of their grant.

During the financial year ended August 31, 2015, 500 Stock Appreciation Rights ("SARs") were exercised.

During the financial year ended August 31, 2015, 6,150 SARs were granted to employees. As at August 31, 2015, there were 42,324 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation's benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation's CEO and Vice-Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading "Summary Compensation Table" and in the table provided under the heading "Termination and Change of Control Benefits".

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the "DPSP") for certain eligible Canadian resident employees, including NEOs but excluding the Corporation's CEO, under which the Corporation may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 2014) of an employee's gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2013, 2014 and 2015 amounted to US$1,165,000, US$1,451,000 and US$1,492,000, respectively. The amounts contributed to the DPSP are invested at the employee's will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife) (previously Standard Life), the Corporation's fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee's current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant's current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2013, 2014 and 2015, the Corporation made aggregate contributions of US$632,000, US$616,000 and US$628,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2015 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation's executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established Business Performance Measures outlining key performance indicators which are applicable to all employees. You will find more information on such indicators under the heading "Short-Term Incentive Compensation". These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation's LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 18, 2011	October 19, 2015	0%
October 16, 2012	October 16, 2015	0%

(1)	The vesting schedules are provided in the table under the heading "Long-Term Incentive Plan".

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

Compensation Elements	2015	2014	2013	Three-Year Total
Cash
Base Salary	CA$615,332	CA$557,767	CA$498,663	CA$1,671,762
Short-Term Incentive	CA$101,022	CA$214,300	CA$185,866	CA$501,188
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$716,354	CA$772,067	CA$684,529	CA$2,172,950
Pension Value	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$716,354	CA$772,067	CA$684,529	CA$2,172,950
Annual Average	–	–	–	CA$724,317
Total Adjusted Market Capitalization (CA$ millions) (1)	217.6	255.2	258.5	243.8
Total Adjusted Market Capitalization Growth (CA$ millions)	(37.6)	(3.2)	3.2	(37.6)
Total Market Capitalization (CA$ millions)	217.6	286.6	288.8	264.4
Total Cost as a % of Market Capitalization	0.33%	0.27%	0.24%	0.27%

(1)
Total market capitalization for fiscal year 2014 and 2015 is adjusted to reflect the redemption of 663,256, of 214,470 and of 368,233 Subordinate Voting Shares respectively in financial years 2013, 2014 and 2015 under the normal course issuer bid of the Corporation during these years, the redemption of 6,521,739 Subordinate Voting Shares in 2015 under the Substantial Issuer Bid of the Corporation and the issuance of 354,155, of 516,430 and 278,256 during fiscal year 2013, 2014 and 2015.

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

For the financial year ending August 31, 2012, we made a significant change to the CEO compensation structure. Following the evaluation of the share ownership of the CEO, it was decided by the Human Resources Committee that the CEO should no longer receive equity-based compensation within his compensation as the share ownership of the CEO has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

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

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($) (2) (5)	Total Compensation ($)
					Annual Incentive Plans (2) (4)	Long-Term Incentive Plans
Germain Lamonde, President and CEO	2015	508,833 (US) 615,332 (CA)	─ (US) ─ (CA)	–	83,537 (US) 101,022 (CA)	–	–	–	592,370 (US) 716,354 (CA)
	2014	517,313 (US) 557,767 (CA)	─ (US) ─ (CA)	–	198,757 (US) 214,300 (CA)	–	–	–	716,070 (US) 772,067 (CA)
	2013	493,384 (US) 498,663 (CA)	─ (US) ─ (CA)	–	183,899 (US) 185,866 (CA)	–	–	–	677,283 (US) 684,529 (CA)
Pierre Plamondon, Vice-President, Finance and CFO	2015	235,665 (US) 284,990 (CA)	95,847 (US) 115,907 (CA)	–	31,095 (US) 37,603 (CA)	–	–	12,212 (US) 14,768 (CA)	374,819 (US) 453,268 (CA)
	2014	252,938 (US) 272,718 (CA)	100,465 (US) 108,321 (CA)	–	69,448 (US) 74,879 (CA)	–	–	11,667 (US) 12,579 (CA)	434,518 (US) 468,497 (CA)
	2013	252,673 (US) 255,377 (CA)	97,460 (US) 98,502 (CA)	–	58,709 (US) 59,337 (CA)	–	–	9,473 (US) 9,575 (CA)	418,315 (US) 422,791 (CA)
Jon Bradley, Vice-President, Sales — EMEA	2015	193,664 (US) 234,198 (CA) 124,739 (£)	83,579 (US) 101,072 (CA) 53,833 (£)	–	78,315 (US) 94,706 (CA) 50,442 (£)	–	–	–	355,558 (US) 429,976 (CA) 229,014 (£)
	2014	200,594 (US) 216,280 (CA) 121,459 (£)	71,402 (US) 76,986 (CA) 45,740 (£)	–	116,563 (US) 125,678 (CA) 70,579 (£)	–	–	–	388,559 (US) 418,944 (CA) 237,778 (£)
	2013	178,871 (US) 180,785 (CA) 114,585 (£)	69,560 (US) 70,304 (CA) 44,560 (£)	–	81,369 (US) 82,240 (CA) 52,125 (£)	–	–	–	329,800 (US) 333,329 (CA) 211,270 (£)
Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific	2015	219,269 (US) 265,163 (CA) 292,418 (SGD)	79,142 (US) 95,706 (CA) 105,543 (SGD)	–	80,347 (US) 97,164 (CA) 107,151 (SGD)	–	–	–	378,758 (US) 458,033 (CA) 505,112 (SGD)
	2014	224,908 (US) 242,495 (CA) 282,529 (SGD)	65,619 (US) 70,751 (CA) 82,431 (SGD)	–	81,325 (US) 87,684 (CA) 102,160 (SGD)	–	–	–	371,852 (US) 400,930 (CA) 467,120 (SGD)
	2013	215,672 (US) 217,980 (CA) 267,800 (SGD)	62,875 (US) 63,548 (CA) 78,072 (SGD)	–	76,926 (US) 77,749 (CA) 95,520 (SGD)	–	–	–	355,473 (US) 359,277 (CA) 441,392 (SGD)
Dana Yearian, Vice-President, Sales — Americas	2015	228,439 (US) 276,251 (CA)	95,369 (US) 115,330 (CA)	–	156,372 (US) 189,100 (CA)	–	–	7,049 (US) 8,525 (CA)	487,229 (US) 589,206 (CA)
	2014	224,400 (US) 241,948 (CA)	93,329 (US) 100,627 (CA)	–	140,579 (US) 151,573 (CA)	–	–	7,049 (US) 7,601 (CA)	465,357 (US) 501,749 (CA)
	2013	219,596 (US) 221,946 (CA)	91,050 (US) 92,024 (CA)	–	134,529 (US) 135,968 (CA)	–	–	7,009 (US) 7,084 (CA)	452,184 (US) 457,022 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2093 = US$1.00 for the financial year ended August 31, 2015, CA$1.0782 = US$1.00 for the financial year ended August 31, 2014 and CA$1.0107 = US$1.00 for the financial year ended August 31, 2013. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6441 = US$1.00 for the financial year ended August 31, 2015, £0.6055 = US$1.00 for the financial year ended August 31, 2014 and £0.6406 = US$1.00 for the financial year ended August 31, 2013 and the conversion from US dollars to Canadian dollars is made as described above. The compensation information for Singapore resident has been converted from Singapore dollars to US dollars based upon an average foreign exchange rate of SGD1.3336= US$1.00 for the financial year ended August 31, 2015, SGD1.2562 = US$1.00 for the financial year ended August 31, 2014 and SGD1.2417 = US$1.00 for the financial year ended August 31, 2013 and the conversion from US dollars to Canadian dollars is made as described above.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Grants of RSUs to NEOs are detailed under section "Compensation Discussion and Analysis – Long-Term Incentive Plan".

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the Financial Year Ended August 31, 2015 (i) ($)	Paid in the First Quarter of the Financial Year Ending on August 31, 2016 (i) ($)	Total Bonus Earned during the Financial Year Ended August 31, 2015 (i) ($)
Germain Lamonde	83,657 (US) 101,166 (CA)	(120) (US) (144) (CA)	83,537 (US) 101,022 (CA)
Pierre Plamondon	25,334 (US) 30,636 (CA)	5,761 (US) 6,967 (CA)	31,095 (US) 37,603 (CA)
Jon Bradley	60,461 (US) 73,115 (CA) 38,943 (£)	17,854 (US) 21,591 (CA) 11,499 (£)	78,315 (US) 94,706 (CA) 50,442 (£)
Lee Huat (Joseph) Soo	44,473 (US) 53,781 (CA) 59,309 (SGD)	35,874 (US) 43,383 (CA) 47,842 (SGD)	80,347 (US) 97,164 (CA) 107,151 (SGD)
Dana Yearian	83,071 (US) 100,457 (CA)	73,301 (US) 88,643 (CA)	156,372 (US) 189,100 (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan", the 401K plan as detailed under section "Compensation Discussion and Analysis – 401K Plan", as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP and Mr. Bradley and Mr. Soo did not participate.

Incentive Plan Award
The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the financial year, or outstanding at the end of the financial year are described herein under the section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan" and "Compensation Discussion and Analysis – Short Term Incentive Compensation".

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2015, if any, including those granted before August 31, 2015.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1)	Option Expiration Date	Value (2) of Unexercised "in-the-money" Options (3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (4)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	11,218	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –	97,809	299,296	–
Pierre Plamondon	3,653	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –	106,353	325,440	–
Jon Bradley	–	–	–	–	79,171	242,263	–
Lee Huat (Joseph) Soo	–	–	–	–	51,185	156,626	–
Dana Yearian	–	–	–	–	97,025	296,897	–

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

(3)
Indicates an aggregate value of "in-the-money" unexercised options held at the financial year ended August 31, 2015. "in-the-money" options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised "in-the-money" options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of unexercised "in-the-money" options is calculated using the option exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No stock options were exercised during the financial year ended August 31, 2015 by the NEOs having outstanding option-based awards of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2015, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2015, if any. In the financial year that ended August 31, 2015, all of the options granted to an NEO were exercisable.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	157,080	83,537
Pierre Plamondon	47,628	31,095
Jon Bradley	23,380	78,315
Lee Huat (Joseph) Soo	21,562	80,347
Dana Yearian	34,453	156,372

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2015 (as indicated under the "Summary Compensation Table").
Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the DPSP and the 401K plan of the Corporation are described herein under the sections entitled "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan" and "Compensation Discussion and Analysis – 401K Plan". The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled "All other compensation" in the "Summary Compensation Table".

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's Vice-President, Finance and CFO. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation's Vice-President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bradley's employment without cause, Mr. Bradley will be entitled to severance payments equal to twelve (12) months of his current base salary. In addition, in the event Mr. Bradley's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to severance payments equal to two (2) months of his current rate of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation but in no case exceeding eighteen (18) months of remuneration and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Lee Huat (Joseph) Soo, the Corporation's Vice-President, Sales — Asia-Pacific. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Soo's employment without cause, Mr. Soo will be entitled to severance payments equal to two (2) months of his current base salary per year of service as a Vice-President of the Corporation but in no case exceeding twelve (12) months. In addition, in the event Mr. Soo's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to severance payments equal to two (2) months of his current rate of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation but in no case exceeding eighteen (18) months of remuneration and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation's Vice-President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian's employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Yearian's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2015, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)	Change of Control ($) (2) (3) (4)	Voluntary ($)
Germain Lamonde	1,632,178 (US) (5) 2,055,390 (CA)	1,632,178 (US) 2,055,390 (CA)	299,296 (US) (6) 396,126 (CA)
Pierre Plamondon	394,549 (US) 520,502 (CA)	754,523 (US) 970,534 (CA)	–
Jon Bradley	323,415 (US) 426,542 (CA) 209,476 (£)	654,464 (US) 826,064 (CA) 417,338 (£)	–
Lee Huat (Joseph) Soo	164,228 (US) 216,545 (CA) 189,028 (SGD)	301,359 (US) 388,067 (CA) 417,333 (SGD)	–
Dana Yearian	390,864 (US) 515,531 (CA)	850,424 (US) 1,071,146 (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2015 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde's evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled "Long-Term Incentive Compensation – Long-Term Incentive Plan" for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.3157 = US$1.00 as of August 31, 2015. The aggregate amount for UK resident has been converted from British Pounds to US dollars based upon a foreign exchange rate of £0.6477 = US$1.00 as of August 31, 2015. The aggregate amount for Singapore resident has been converted from Singapore dollars to US dollars based upon a foreign exchange rate of SGD1.4049 = US$1.00 as of August 31, 2015.

(3)	"Change of Control" is defined as a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2015 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2015 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled – "Outstanding share-based awards and option-based awards".

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2015 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan is described herein under the section entitled "Long-Term Incentive Compensation – Deferred Share Unit Plan".

Annual Retainer for Directors (1)	CA$57,000 (2)	US$47,135 (3)
Annual Retainer for Lead Director	CA$8,000	US$6,615 (3)
Annual Retainer for Audit Committee Chairman	CA$8,000	US$6,615 (3)
Annual Retainer for Audit Committee Members	CA$4,000	US$3,308 (3)
Annual Retainer for Human Resources Committee Chairman	CA$6,000	US$4,962 (3)
Annual Retainer for Human Resources Committee Members	CA$3,000	US$2,481 (3)

(1)	All the Directors elected to receive 50% of their Annual Retainer for Directors in form of DSUs except Mr. Randy E. Tornes who elected to receive 100% of his Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. Randy E. Tornes is US$57,000 (CA$68,930).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2093 = US$1.00 for the financial year ended August 31, 2015.

In the financial year ended August 31, 2015, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)	Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Pierre-Paul Allard	62,788 (US) 75,930 (CA)	–	–	–	–	–	62,788 (US) 75,930 (CA)
François Côté	38,193 (US) 46,186 (CA)	–	–	–	–	–	38,193 (US) 46,186 (CA)
Darryl Edwards	59,538 (US) 72,000 (CA)	–	–	–	–	–	59,538 (US) 72,000 (CA)
Guy Marier (2)	19,699 (US) 23,822 (CA)	–	–	–	–	–	19,699 (US) 23,822 (CA)
Claude Séguin	56,231 (US) 68,000 (CA)	–	–	–	–	–	56,231 (US) 68,000 (CA)
Randy E. Tornes	62,788 (US) 75,930 (CA)	–	–	–	–	–	62,788 (US) 75,930 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2093 = US$1.00 for the financial year ended August 31, 2015 except for compensation amounts paid to Mr. Pierre-Paul Allard and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)	Cash ($)	Total ($)
Pierre-Paul Allard (ii)	28,500 (US) 34,465 (CA)	34,288 (US) 41,465 (CA)	62,788 (US) 75,930 (CA)
François Côté (ii)	17,676 (US) 21,375 (CA)	20,517 (US) 24,811 (CA)	38,193 (US) 46,186 (CA)
Darryl Edwards (ii)	23,567 (US) 28,500 (CA)	35,971 (US) 43,500 (CA)	59,538 (US) 72,000 (CA)
Guy Marier (ii)	8,379 (US) 10,133 (CA)	11,320 (US) 13,689 (CA)	19,699 (US) 23,822 (CA)
Claude Séguin (ii)	23,567 (US) 28,500 (CA)	32,664 (US) 39,500 (CA)	56,231 (US) 68,000 (CA)
Randy E. Tornes (iii)	57,000 (US) 68,930 (CA)	5,788 (US) 7,000 (CA)	62,788 (US) 75,930 (CA)

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

(ii)	Elected to receive 50% of his Annual Retainer for Directors in form of DSUs.
(iii)	Elected to receive 100% of his Annual Retainer for Directors in form of DSUs.
(2)	Mr. Marier ceased to be a member of the Board of Directors as at January 7, 2015.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan".

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2015, if any, including awards granted before August 31, 2015.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Pierre-Paul Allard	40,332	123,416	–
François Côté	4,370	13,372	–
Darryl Edwards	21,778	66,641	–
Guy Marier	653	1,998	–
Claude Séguin	15,316	46,867	–
Randy E. Tornes	32,361	99,025	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

No Director holds outstanding option-based awards of the Corporation as at August 31, 2015. On September 15, 2015, M. Marier converted his 653 DSUs into 653 Subordinate Voting Shares of the Corporation.

Exercised Share-Based Awards

In the financial year that ended August 31, 2015, none of the DSUs of Directors vested with the exception of Mr. Guy Marier, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2015:

Name	Number of DSUs Converted	Aggregate Value Realized (US$) (1)
Guy Marier (2)	49,350	169,889

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Marier ceased to be a member of the Board of Directors as of January 7, 2015.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2015, or that may be issued, under the Corporation's LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation's shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, RSUs and DSUs (#) (a)	Weighted-Average Exercise Price of Outstanding Options, RSUs and DSUs (US$) (b)		Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
LTIP – RSUs	1,299,958	n/a	(1)	1,424,989
LTIP – Options	17,099	4.76
Deferred Share Unit Plan – DSUs	114,810	n/a	(1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of the Corporation's Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2015. It assumes that the initial value of the investment in the Corporation's Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2010. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in each period but the remaining three (3) named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section "Summary Compensation Table".

The Corporation's Stock Performance
 (September 1, 2010 to August 31, 2015)

	August 31,
	2010	2011	2012	2013	2014	2015
EXFO Subordinate Voting Shares (CA$)	$100	$114	$83	$84	$83	$71
S&P/TSX Composite Index (CA$)	$100	$106	$100	$105	$130	$115
NEOs' total compensation (in millions of CA$)	$2.5	$2.7	$2.5	$2.3	$2.6	$2.6

The line graph above reflects that EXFO underperformed the S&P/TSX Composite Index for the last four years ended August 31, 2015. Total shareholder return for the Corporation increased in financial 2011, but it decreased markedly in 2012, remained relatively stable in 2013 and 2014, and dropped in 2015. Total shareholder return for the Index increased in financial 2011, 2013 and 2014, while it experienced declines in 2012 and 2015. In fact, the Corporation's share price followed the same trend as the Index in 2011, 2012 and 2015; in 2013 and 2014, the Corporation's share price remained stable while the Index increased.

With the ill-effects of the global recession no longer a factor, the Corporation reported record sales and robust earnings in 2011. This superior performance demonstrated the soundness of its growth strategy under adequate market conditions. The Corporation, however, was negatively affected by the debt crisis in Europe in 2012, uneven macro-economic conditions and lower telecom spending in recent years, culminating with the sharp increase of the US dollar versus a basket of currencies like the Canadian dollar and Euro in 2015. The Index, meanwhile, suffered from the European financial crisis in 2012 and lower prices for natural resources in 2015, but it was less perturbed by unsteady macro-economic conditions from 2012 to 2014. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation's share price performance in 2011 and 2012, but not in the last three financial years. The following information should be considered when analyzing the chart:

•
The Corporation's share performance improved from the financial year that began on September 1, 2010 to the financial year ended August 31, 2011 and decreased from the financial year that began on September 1, 2011 to the financial year ended August 31, 2012. Total compensation received by the NEOs during these periods was aligned with the respective increase and decrease in the Corporation's share price.

•
Despite the relative stability of the Corporation's share price as at August 31, 2013 compared to the previous financial year, total compensation to the NEOs decreased. This decrease in NEOs compensation reflected financial results below expectations for financial 2013 and consequently was aligned with shareholders' interests.

•
The Corporation's share price remained relatively flat as at August 31, 2014 compared to the previous financial year, but total NEO compensation increased for that year. This can be explained mainly by the progressive adjustment of the CEO's base salary, as he no longer received equity-based compensation, as well as adjustments to align executive compensation with the target compensation positioning offered within a reference market of comparable companies similar in size to the Corporation. This was deemed necessary to maintain a competitive position within the marketplace and retain key executives.

•
The Corporation's share price decreased as at August 31, 2015 compared to the previous financial year, while total NEO compensation as expressed in Canadian dollars remained flat for the same period. It should be noted, however, three out of five NEOs are remunerated in currencies other than the Canadian dollar. On a constant currency basis, total NEO compensation would have decreased by about CA$100,000 year-over-year. As a result, total compensation received by the NEOs for this period was aligned with share price performance.

Total compensation received by the NEOs over the identified period should also be considered with the increase in the Corporation's annual telecom revenues from US$202.8 million for the financial year ended August 31, 2010 to US$222.1 million for the financial year ended August 31, 2015, which represents an increase of 10%. This revenue increase was achieved despite market uncertainty over the last four (4) years and strength of the US dollar during the past year.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors' Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled "Short Term Incentive Compensation." Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled "Long Term Incentive Plan".

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of the Corporation's share price will affect the planned value of NEOs' total compensation, thereby partially aligning their experience with that of shareholders.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. We maintain a Directors' and officers' liability insurance policy, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by the Corporation's officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$103,000 from September 30, 2015 to September 30, 2016, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.	Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 7, 2016. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors' committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

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

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors			7/7	100%	–
Securities Held
As at	Subordinate Voting Shares(#)	Multiple Voting Shares(#)	RSUs(#)		Total Shares (2) and RSUs(#)	Total Market Value (3) of Shares (2) and RSUs (US$)
August 31, 2015	4,271,699 (4)	31,643,000 (5)	97,809		36,012,508	110,198,274
Options Held as at August 31, 2015
Date Granted	Number(#)		Exercise Price (US$) (6)		Total Unexercised(#)	Value of Options Unexercised (US$) (7)
December 6, 2005	11,218		4.76		11,218	‒
Total					11,218	‒

(1)	From September 1, 2014 until November 1, 2015, Mr. Lamonde attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Mr. Lamonde exercises control over 4,000,000 of Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(5)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.

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

(7)
Indicates an aggregate value of "in-the-money" unexercised options held at the financial year ended August 31, 2015. "In-the-money" options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised "in-the-money" options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc. (1)
Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc., a global provider of business collaboration and communications solutions. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Avaya. Prior to joining Avaya in May 2012, Mr. Allard worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Tefler School of Management. Pierre-Paul Allard holds a bachelor's and masters' degree in Business Administration from the University of Ottawa, Canada.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		5/7 4/5 4/5 4/5	71% 80% 80% 80%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	8,000	40,332	48,332	147,896
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Avaya Inc. is a global provider of business collaboration and communications solutions.
(2)	From September 1, 2014 until November 1, 2015, Mr. Allard attended four (4) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Independent Principal Occupation: Chairman, TELUS Ventures (1)
François Côté oversees the development and implementation of TELUS Ventures' investment strategy. He also actively manages investments which drive return on investment and value creation for TELUS Corporation. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health & TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS' Quebec presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the Quebec City region. Mr. Côté serves on the boards of Fondation du Dr. Julien, Fondation Martin-Matte, Roche Ltd, Consulting Group and Lumenpulse Inc. as well as the Advisory Board of the McGill Centre for the Convergence of Health and Economics (MCCHE). In June 2013, Mr. Côté was named Honourary Lieutenant-Colonel of the Canadian Armed Forces' 34th Signal Regiment. He is also Vice Chair of the TELUS Fund, an independent organization established to finance the creation of health and wellness content.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		4/4 3/3 3/3 3/3	100% 100% 100% 100%	Lumenpulse Inc.
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	3,000	4,370	7,370	22,552
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	TELUS Ventures is the strategic venture investment arm of TELUS, a leading North American telecommunications firm that provides a wide range of telecommunications products and services.
(2)	Mr. Côté joined our Board of Directors in January 2015. From January 8, 2015 until November 1, 2015, Mr. Côté attended three (3) board meetings in person and one board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

DARRYL EDWARDS
Weston Under Wetherley, Warwickshire, United Kingdom Director since September 2011 Lead Director Independent Principal Occupation: President and Chief Executive Officer, ECI Telecom (1)
Darryl Edwards was appointed a member of our Board of Directors in September 2011. Mr. Edwards is the President and Chief Executive Officer of ECI Telecom, a leading provider of access and transport solutions. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than thirty (30) years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for seventeen (17) years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two (2) of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent thirteen (13) years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder of MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/7 5/5 4/5 5/5	100% 100% 80% 100%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	–	21,778	21,778	66,641
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	ECI Telecom is a global provider of networking infrastructure equipment and other fiber solutions.
(2)	From September 1, 2014 until November 1, 2015, Mr. Edwards attended four (4) board meetings in person and three (3) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Senior Vice-President, Corporate Development and Strategic Investments, CGI Group Inc. (1)
Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI Group Inc., a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance - Montreal, an organization regrouping financial institutions in Montreal. Claude Séguin graduated from HEC-Montréal and earned a Master's and a Ph.D. in public administration from the Syracuse University in New York State.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		6/7 5/5 4/5 4/5	86% 100% 80% 80%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	–	15,316	15,316	46,867
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	From September 1, 2014 until November 1, 2015, Mr. Séguin attended four (4) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President, Sales Juniper Networks (1)
Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Operating Area Leader & Vice-President, Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales, service and support of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—Organizational Development and Production and Operations Management, from the University of Colorado in Colorado Springs.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	–	32,361	32,361	99,025
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	From September 1, 2014 until November 1, 2015, Mr. Tornes attended five (5) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

From September 1, 2014 through November 1, 2015, the Board met a total of seven (7) times. Each member attended all meetings except for Mr. Marier and Mr. Séguin who were absent at one (1) meeting and Mr. Allard who was absent at two (2) meetings.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in October 2015, the Audit Committee reviewed and amended the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2015, the audit committee is composed of five independent Directors: Pierre-Paul Allard, François Côté, Darryl Edwards, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Claude Séguin.

From September 1, 2014 through November 1, 2015, the Audit Committee met a total of five (5) times. Each member attended all meetings except for Mr. Allard and Mr. Marier who were absent at one (1) meeting.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2014, the Human Resources Committee reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to our 2014 Annual Report and is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2015, the human resources committee is composed of five (5) independent Directors: Pierre-Paul Allard, François Côté, Darryl Edwards, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is François Côté.

From September 1, 2014 through November 1, 2015, the Human Resources committee met a total of five (5) times and all members attended all meetings except Mr. Allard, Mr. Edwards, Mr. Marier and Mr. Séguin who were absent at one (1) meeting.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the director of investor relations, the director of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2014 through November 1, 2015, five (5) meetings of independent Directors without management occurred and all members attended all meetings except Mr. Allard, Mr. Marier and Mr. Séguin who were absent at one (1) meeting. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities  Administrators (the "CSA")  adopted  Multilateral  Instrument 52-110—Audit Committees, which was amended as of January 1, 2011 ("MI 52‑110"). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2015 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading "Nominees for Election as Directors and their Beneficial Ownership of Voting Securities".

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices ("NI 58‑101") and National Policy 58‑201—Effective Corporate Governance ("NP 58‑201" and, together with MI 52‑110, the "CSA Corporate Governance Standards"). NP 58‑201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58‑101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58‑101 and NP 58‑201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

Corporate Governance Practices

In accordance with NI 58‑101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

We amended in January 2013 and in October 2014 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors' nominees and to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our "Corporate Governance Rules".

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

As of November 1, 2015, we had a total of 1,499 employees, down from a total of 1,572 on November 1, 2014. We have 633 employees in Canada, primarily based in Quebec, and 866 employees based outside of Canada. 582 are involved in research and development, 365 in manufacturing, 314 in sales and marketing, 120 in general administrative positions and 118 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only our 83 manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement through "Syndicat des employé(e)s d'EXFO". We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable "in-the-money" and "out-the-money" options and the beneficial ownership of our share capital as at November 1, 2015 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2015				Total Subordinate Voting Shares Beneficially Owned (3)		Multiple Voting Shares Beneficially Owned (3)			Total Percentage of Voting Power
				"In-the-money" (1)		Out-the-money (2)
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	4,316,247	(4)	19.40	–	*	11,218	65.61	4,327,465	19.44	31,643,000	(5)	100	94.71
Pierre Plamondon	110,626	(6)	*	–	*	3,653	21.36	114,279	*	–		–	*
Pierre-Paul Allard	8,000		*	–	*	–	*	8,000	*	–		–	*
François Côté	3,000		*	–	*	–	*	3,000	*	–		–	*
Darryl Edwards	–		*	–	*	–	*	–	*	–		–	*
Claude Séguin	–		*	–	*	–	*	–	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Jon Bradley	–		*	–	*	–	*	–	*	–		–	*
Lee Huat (Joseph) Soo	–		*	–	*	–	*	–	*	–		–	*
Dana Yearian	34,181		*	–	*	–	*	34,181	*	–		–	*
Other executive officers as a group	66,463		*	–	*	2,228	13.03	68,691	*	–		–	*
All of our Directors and executive officers as a group	4,538,517		20.40	–	*	17,099	100.00	4,555,616	20.46	31,643,000		100	94.77

*	Less than 1%.
(1)	"In-the-money" options are options for which the market value of the underlying securities is higher than the exercise price at which such securities may be bought from the Corporation. As at November 1, 2015 the market value of a Subordinate Voting Share was US$3.17 or CA$4.17 as applicable.
(2)	"Out-the-money" options are options for which the market value of the underlying securities is lower than the price of which such securities may be bought from the Corporation.
(3)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2015 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.
(4)	The number of shares held by Germain Lamonde includes 4,000,000 subordinate voting shares held of record by G. Lamonde Investissements financiers inc.
(5)	The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc.
(6)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.

The following table presents information regarding stock options held as of November 1, 2015 by our Chief Executive Officer, Chief Financial Officer, our Directors, our three other most highly compensated executive officers and our other executive officers as a group.

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Germain Lamonde	11,218	$4.76	December 6, 2015
Pierre Plamondon	3,653	$4.76	December 6, 2015
Pierre-Paul Allard	−	−	−
François Côté	−	−	−
Darryl Edwards	−	−	−
Claude Séguin	−	−	−

Name	Securities Under Options Granted (1) (#)	Exercise Price (2) (US$/Security)	Expiration Date
Randy E. Tornes	−	−	−
Jon Bradley	−	−	−
Lee Huat (Joseph) Soo	−	−	−
Dana Yearian	−	−	−
Other Executive Officers as a group	2,228	$4.76	December 6, 2015
_________________________________

(1)	Underlying securities: subordinate voting shares.
(2)	The exercise price of options granted is determined based on the highest of the closing prices of the subordinate voting shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required.

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Financial Officer, our Directors, our three other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2015.

Name	DSUs				RSUs
	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–		–	–	53,261	(3)	3.87%	5.43
Pierre Plamondon	–		–	–	17,325	(3)	1.26%	5.43
	–		–	–	19,740	(4)	1.43%	5.06
	–		–	–	19,839	(5)	1.44%	5.28
	–		–	–	27,729	(6)	2.02%	3.71
	–		–	–	29,046	(7)	2.11%	3.23
Pierre-Paul Allard	40,332	(8)	35.3%	4.51	–		–	–
François Côté	4,370	(8)	3.8%	3.30	–		–	–
Darryl Edwards	21,778	(8)	19.1%	4.52	–		–	–
Claude Séguin	15,316	(8)	13.4%	4.08	–		–	–
Randy E. Tornes	32,361	(8)	28.4%	3.97	–		–	–
Jon Bradley	–		–	–	11,255	(3)	0.82%	5.43
	–		–	–	14,089	(4)	1.02%	5.06
	–		–	–	14,100	(5)	1.02%	5.28
	–		–	–	22,528	(6)	1.64%	3.71
	–		–	–	26,575	(7)	1.93%	3.23
Lee Huat (Joseph) Soo	–		–	–	4,160	(9)	0.30%	6.61
	–		–	–	12,735	(4)	0.93%	5.06
	–		–	–	12,958	(5)	0.94%	5.28
	–		–	–	21,332	(6)	1.55%	3.71
	–		–	–	27,200	(7)	1.98%	3.23
Dana Yearian	–		–	–	15,322	(3)	1.11%	5.43
	–		–	–	17,994	(4)	1.31%	5.06
	–		–	–	17,676	(5)	1.28%	5.28
	–		–	–	25,706	(6)	1.87%	3.71
	–		–	–	30,058	(7)	2.19%	3.23
Other executive officers as a group	–		–	–	26,801	(3)	1.95%	5.43
	–		–	–	57,891	(4)	4.21%	5.06
	–		–	–	56,512	(5)	4.11%	5.28
	–		–	–	77,472	(6)	5.63%	3.71
	–		–	–	93,494	(7)	6.80%	3.23
	–		–	–	3,000	(10)	0.22%	6.47
	–		–	–	3,788	(11)	0.28%	6.55
	–		–	–	6,330	(12)	0.46%	6.55
	–		–	–	1,429	(13)	0.10%	7.06
	–		–	–	4,400	(14)	0.32%	5.61
	–		–	–	3,850	(15)	0.28%	4.36
	–		–	–	5,000	(16)	0.36%	3.55
	–		–	–	1,946	(17)	0.14%	3.27
Total	114,157		100%	4.26	782,541		56.89%	4.39

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
All of the directors and executive officers as a group	–	–	–	123,964	(3)	9.01%	5.43
	–	–	–	122,449	(4)	8.90%	5.06
	–	–	–	121,085	(5)	8.80%	5.28
	–	–	–	174,767	(6)	12.70%	3.71
	–	–	–	206,373	(7)	15.00%	3.23
	–	–	–	4,160	(9)	0.30%	6.61
	–	–	–	3,000	(10)	0.22%	6.47
	–	–	–	3,788	(11)	0.28%	6.55
	–	–	–	6,330	(12)	0.46%	6.55
	–	–	–	1,429	(13)	0.10%	7.06
	–	–	–	4,400	(14)	0.32%	5.61
	–	–	–	3,850	(15)	0.28%	4.36
	–	–	–	5,000	(16)	0.36%	3.55
	–	–	–	1,946	(17)	0.14%	3.27
Total	–	–	–	782,541		56.89%	4.39

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

(7)
Those RSUs will vest on the fifth anniversary date of the grant in October 2015 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(8)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(9)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.
(10)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.
(11)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2012.
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

(14)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2013.
(15)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2014.

(16)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2015.
(17)
Those RSUs will vest on the fifth anniversary date of the grant in July 2015 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

Escrowed Securities

To our knowledge as at November 1, 2015, none of the equity securities of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2015 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power
Name	Number	Percent	Number	Percent	Percent
Germain Lamonde (2)	31,643,000	100.00%	4,316,247	19.4%	94.71%
Fiducie Germain Lamonde (3)	1,900,000	6.00%	–	–	5.50%
G. Lamonde Investissements Financiers inc. (4)	29,743,000	94.00%	4,000,000	17.98%	89.00%
EdgePoint Investment Group, Inc.	–	–	3,775,600	16.97%	1.11%
Renaissance Technologies	–	–	1,193,700	5.37%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2015 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies have maintained majority ownership. Mr. Lamonde converted five million multiple voting shares into subordinate voting shares in fiscal 2011 and sold one million of those subordinate voting shares on the open market. (Only subordinate voting shares can be traded on the open market). According to publicly available information, EdgePoint Investment Group remains EXFO's second-largest shareholder with 3.8 million subordinate voting shares or 17% of the public float. Renaissance Technologies holds 5.4% of the public float (1.2 million shares).

As at November 9, 2015, 22,248,271 subordinate voting shares were outstanding. Approximately 98.75% (21,972,189) of our subordinate voting shares were held in bearer form and the remainder (276,082 subordinate voting shares) was held by 225 record holders. As at November 9, 2015, we believe approximately 58.17% of our outstanding subordinate voting shares were held in the United States.

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

A.	Consolidated Statements and Other Financial Information

See Item 18, "Financial Statements" for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2015		2014		2013

Export Sales	$202,367	91%	$211,324	92%	$216,077	89%
Domestic Sales	19,722	9	19,482	8	26,073	11
	$222,089	100%	$230,806	100%	$242,150	100%

Legal Proceedings

There are no legal or arbitration proceedings pending or threatened of which we are aware which may have or have had a significant effect on our financial position.

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

B.	Significant Changes

No significant changes occurred since the date of our annual consolidated financial statements.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2010 to August 31, 2011	12.96	5.28	12.56	5.50
September 1, 2011 to August 31, 2012	8.23	4.56	8.24	4.59
September 1, 2012 to August 31, 2013	5.90	4.00	5.86	4.14
September 1, 2013 to August 31, 2014	5.70	4.13	5.88	4.51
September 1, 2014 to August 31, 2015	4.40	2.45	4.92	3.32

September 1, 2013 to November 30, 2013 (2014 1st Quarter)	5.70	4.46	5.88	4.67
December 1, 2013 to February 28, 2014 (2014 2nd Quarter)	5.32	4.13	5.68	4.51
March 1, 2014 to May 31, 2014 (2014 3rd Quarter)	5.15	4.22	5.70	4.60
June 1, 2014 to August 31, 2014 (2014 4th Quarter)	4.86	4.19	5.17	4.56

September 1, 2014 to November 30, 2014 (2015 1st Quarter)	4.40	3.26	4.80	3.63
December 1, 2014 to February 28, 2015 (2015 2nd Quarter)	3.80	3.17	4.70	3.68
March 1, 2015 to May 31, 2015 (2015 3rd Quarter)	3.94	3.29	4.92	3.99
June 1, 2015 to August 31, 2015 (2015 4th Quarter)	3.54	2.45	4.40	3.32

May 2015	3.47	3.29	4.28	3.99
June 2015	3.54	3.21	4.40	4.00
July 2015	3.27	2.77	4.06	3.61
August 2015	3.04	2.45	4.05	3.32
September 2015	3.04	2.85	4.01	3.70
October 2015	3.34	2.77	4.40	3.61
November 2015	3.43	3.17	4.54	4.16
(until November 9)

C.	Markets

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

On November 9, 2015, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$3.25 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$4.29 per share.

Item 10.	Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

Our Amended Articles of Incorporation and By-laws are incorporated by reference to our registration statement on Form F-1 dated June 9, 2000 (File No. 333‑38956) and amendments to our Articles by reference to Exhibit 1.4 to our fiscal year 2009 Annual Report on Form 20-F and Exhibit 1.5 to our fiscal year 2010 Annual Report on Form 20-F.

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

United States Taxation

The information set forth below under the caption "United States Taxation" is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "United States Taxation" deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and who do not at any time own individually, nor are treated as owning, 10% or more of the total combined voting power of all classes of our stock entitled to vote.

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

Any of the above is subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described here.

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

            Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 23.8% provided, as we believe to be the case, that we are not a "passive foreign investment company". To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

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

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, such dividends should generally constitute foreign source "passive category income" or, in the case of certain U.S. Holders, "general category income". The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Sale or Exchange

A U.S. Holder's initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder's adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Dividends." Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the subordinate voting shares and the U.S. dollar value of the amount realized on the disposition of such subordinate voting shares. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to a sale, exchange or other disposition of subordinate voting shares held for more than one year are subject to a maximum federal income tax rate of 23.8%. The deductibility of capital losses is subject to limitations. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

•	the holder's holding period for the subordinate voting shares, with a preferential rate available for subordinate voting shares held for more than one year; and
•	the holder's marginal tax rate for ordinary income.

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

If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election, if available, or a mark-to-market election, as described below, would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of subordinate voting shares; and
•	any "excess distribution" by us to the U.S. Holder.

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

A U.S. Holder owning actually or constructively "marketable stock" of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, a U.S. Holder would include in ordinary income or, subject to the following sentence, loss, for each taxable year during which such stock is held, an amount equal to the difference as of the close of the taxable year between the fair market value of its stock and its adjusted tax basis in such stock. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the U.S. Holder has included pursuant to the election in prior taxable years. The electing U.S. Holder's basis in its stock would be adjusted to reflect any of these income or loss amounts. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds subordinate voting shares and who, for the purposes of the Income Tax Act (Canada) (the "ITA"), and the Canada-United States Income Tax Convention (1980) (the "Convention"), as applicable and at all relevant times:

•	is resident in the United States and not resident in Canada;
•	holds the subordinate voting shares as capital property;
•	does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention; and

•
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

The following tables summarize the forward exchange contracts in effect as at August 31, 2015, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

US dollars – Canadian dollars forward exchange contracts

	Years ending August 31,
	2016	2017	2018

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$20,200	$8,000	$1,600
Weighted average contractual forward rates	1.1180	1.1530	1.2135

US dollars – Indian rupees forward exchange contracts

Year ending August 31,
2016

Forward exchange contracts to sell US dollars in exchange for Indian rupees
Contractual amounts	$3,900
Weighted average contractual forward rate	66.41

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 and $4.2 million as at August 31, 2014 and 2015.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2015 and for which such risk is charged to earnings:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$9,226	€3,448
Accounts receivable	39,102	4,488
	48,328	7,936
Financial liabilities
Accounts payable and accrued liabilities	12,873	1,047
Forward exchange contracts (nominal amount)	3,800	–
	16,673	1,047
Net exposure	$31,655	€6,889

In addition to these assets and liabilities, we have derivatives financial liabilities for our outstanding forward exchange contracts in the amount (nominal value) of $39,000,000 and $29,800,000 as at August 31, 2014 and 2015 respectively, for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3157 = US$1.00 as at August 31, 2015.

The value of the Canadian dollar compared to the euro was CA$1.4755 = €1.00 as at August 31, 2015.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2015:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by and $3.1 million, or $0.05 per diluted share, as at August 31, 2015.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $834,000 or $0.01 per diluted share, as at August 31, 2015.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2.1 million as at August 31, 2015.

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

Cash

As at August 31, 2015, our cash balances included an amount of $10.8 million that bears interest at a rate of 1.0%.

Short-term investments

As at August 31, 2015, our short-term investments, in the amount of $1.5 million, consist of term deposits denominated in Indian rupees, bearing interest at annual rates of 4.5% to 8.5%, maturing on different dates between November 2015 and October 2018.

Due to their short-term maturity of usually three months or less, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income. Based on market value, the fair value of our short-term investments amounted to $1.5 million as at August 31, 2015.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable, other assets and accounts payable are financial instruments whose carrying value approximates their fair value due to their relatively short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at August 31, 2015, our short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant liquidity risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $852,000 as at August 31, 2015.

In fiscal 2015, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2015 (in thousands of US dollars):

Current	$38,806
Past due, 0 to 30 days	5,164
Past due, 31 to 60 days	1,027
Past due, more than 60 days, less allowance for doubtful accounts of $852	3,071
Total trade accounts receivable	$48,068

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our derivative and non-derivative financial liabilities as at August 31, 2015 (in thousands of US dollars):

	0-12 months	13-24 months	25-36 Months

Accounts payable and accrued liabilities	$29,029	$–	$–
Forward exchange contracts
Outflow (nominal amount)	24,100	8,000	1,600
Inflow	(21,082)	(7,011)	(1,476)
Total	$32,047	$989	$124

As at August 31, 2015, we had $27.4 million in cash and short-term investments and $50.5 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $14.8 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $17.7 million for foreign currency exposure related to our forward exchange contracts.

Item 12	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15	Controls and Procedures

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this Annual Report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2015.

(b)	Management's Annual Report on Internal Control over Financial Reporting

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

EXFO's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of EXFO's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO's internal control over financial reporting was effective as at August 31, 2015.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of EXFO's internal control over financial reporting at August 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Claude Séguin, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Séguin is independent of management, in accordance with the CSA Standards as described in Item 6C – Board Practices of this Annual Report. For a description of Mr. Séguin's education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard, Mr. François Côté, Mr. Darryl Edwards and Mr. Randy E. Tornes, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

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

Audit Fees

During the financial years ended August 31, 2014 and 2015, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $358,000 and $426,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2014 and 2015, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $80,000 and $83,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements.

Tax Fees

During the financial years ended August 31, 2014 and 2015, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $147,000 and $124,000 respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2014 and 2015.

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

Issuer Purchases of Equity Securities

On January 8, 2014, we announced the approval of the renewal of the share repurchase program effective from January 13, 2014 to January 12, 2015, by way of a normal course issuer bid on the open market of up to 2,043,101 subordinate voting shares ("2014 NCIB"). On January 7, 2015, we suspended the 2014 NCIB upon approval of the 2015 SIB.

On January 7, 2015, we announced the approval of a substantial issuer bid by way of a "modified Dutch Auction" to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate not to exceed US$30 million, such offer was effective until February 13, 2015 ("2015 SIB").  On February 20, 2015, based on final reports from CST Trust Company, the depositary for the Offer, we confirmed that we had taken up and accepted for purchase and cancellation, at a price of CA$4.60 per share, a total of 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30 million (US$24.0 million) plus related fees of US$0.2 million in accordance with the terms of the Offer.  We used cash to fund the repurchase of shares.

On March 25, 2015, we announced the approval of the renewal of the share repurchase program effective from March 27, 2015 and provided to expire on March 26, 2016, by way of a normal course issuer bid on the open market of up to 1,397,598 subordinate voting shares. As of the date of this filing, this program is still in effect ("2015 NCIB").

From September 1, 2014 through November 9, 2015, we spent approximately US$25.5 million (including fees) to repurchase 6,890,172 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From September 1, 2014	‒	‒	‒	‒	1,828,631
To September 30, 2014
From October 1, 2014	92,048	3.61	4.05	92,048	1,736,583
To October 31, 2014
From November 1, 2014	144,438	3.59	4.02	144,438	1,592,145
To November 30, 2014
From December 1, 2014	‒	‒	‒	‒	1,592,145
To December 31, 2014
From January 1, 2015	‒	‒	‒	‒	1,592,145
To January 12, 2015
From January 13, 2015	‒	‒	‒	‒	‒
To January 31, 2015
From February 1, 2015	6,521,739 (1)	‒ (1)	‒ (1)	6,521,739 (1)	‒
To February 28, 2015
From March 1, 2015	‒	‒	‒	‒	‒
To March 26, 2015
From March 27, 2015	‒	‒	‒	‒	1,397,598
To March 31, 2015
From April 1, 2015	‒	‒	‒	‒	1,397,598
To April 30, 2015
From May 1, 2015	21,154	3.40	4.08	21,154	1,376,444
To May 31, 2015
From June 1, 2015	‒	‒	‒	‒	1,376,444
To June 30, 2015
From July 1, 2015	61,763	2.97	3.82	61,763	1,314,681
To July 31, 2015
From August 1, 2015	48,830	2.78	3.62	48,830	1,265,851
To August 31, 2015
From September 1, 2015	‒	‒	‒	‒	1,265,851
To September 30, 2015
From October 1, 2015	200	3.00	‒	200	1,265,651
To October 31, 2015
From November 1, 2015	‒	‒	‒	‒	1,265,651
To November 9, 2015
Total	6,890,172			6,890,172	1,265,651

(1)
Represents the number of subordinate voting shares repurchased under the 2015 SIB on February 13, 2015 at an average price of CA$4.60 (US$3.70). The average price has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the date the subordinate voting shares were purchased.

Item 16F.	Change in Registrant's Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation's corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ National Market. A copy of the Corporation's Corporate Governance Policies are included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibits 11.8 and 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.3, 11.4, 11.10, 11.11 and 11.12, to our 2013 Annual Report on Form 20-F, as Exhibit 11.6 to our 2014 Annual Report and as Exhibits 11.5 and 11.7 to this Annual Report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-4 to F-42.

Item 19.	Exhibits

Number	Exhibit
1.1	Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
1.2	Amended By-laws of EXFO (incorporated by reference to Exhibit 1.2 of EXFO's Annual Report on Form 20F dated January 15, 2003, File No. 000-30895).
1.3	Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO's Annual Report on Form 20-F dated January 18, 2001, File No. 000-30895).
1.4	Certificate of Amendment, Canada Business Corporations Act (incorporated by reference to Exhibit 10.1 of EXFO's Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).
1.5	Certificate of Amendment (Change of Name), Canada Business Corporations Act (incorporated by reference to Exhibit 1.5 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
2.1	Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
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
4.7
Amendment Number One, dated as of March 15, 2001, to Share Purchase Agreement, dated as of March 5, 2001, among EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit 4.2 of EXFO's Registration Statement on Form F-3 filed on July 13, 2001, File No. 333-65122).

4.8
Share Purchase Agreement, dated as of November 2, 2001 between JDS Uniphase Inc. and 3905268 Canada Inc. (incorporated by reference to Exhibit 4.8 of EXFO's Annual Report on Form 20-F dated January 18, 2002, File No. 000-30895).

4.9
Intellectual Property Assignment and Sale Agreement between EFOS Inc., EXFO Electro-Optical Engineering, Inc., John Kennedy, Glenn Harvey and EFOS Corporation. (incorporated by reference to Exhibit 4.3 of EXFO's Registration Statement on Form F-3 filed on July 13, 2001, File No. 333-65122).

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
4.35
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and effective January 12, 2005 (incorporated by reference to Exhibit 4.35 of EXFO's Annual Report on Form 20-F dated November 29, 2005, File No. 000-30895).

4.36	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO's Annual Report on Form 20-F dated November 29, 2005, File No. 000-30895).
4.37
Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Consultronics Limited., Andre Rekai, Consultronics Europe Limited, Consultronics Development Kft. and Consultronics Inc. dated January 5, 2006 (incorporated by reference to Exhibit 4.37 of EXFO's Annual Report on Form 20-F dated November 23, 2006, File No. 000-30895).

4.38	Share Repurchase Program by Way of Normal Course Issuer Bid dated November 6, 2007 (incorporated by reference to EXFO's report on Form 6-K dated November 6, 2007, file No. 000-30895).

Number	Exhibit
4.39
Share Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Navtel Communications Inc. and Vengrowth Investment Fund, BDC Capital Inc. and others, dated March 26, 2008 (incorporated by reference to Exhibit 4.38 of EXFO's Annual Report on Form 20-F dated November 26, 2008, File No. 000-30895).

4.40
Agreement and Plan of Merger by and among Gexfo Distribution Internationale Inc., EXFO Service Assurance Inc. and Brix Networks, Inc. and Charles River Ventures, LLC dated April 2, 2008 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated May 2, 2008, File No. 000-30895).

4.41
Issuer Tender Offer, Letter of Transmittal and Notice of Guaranteed Delivery dated November 10, 2008 (incorporated by reference as Exhibits (a) (1) (i), (a) (1) (ii) and (a) (1) (iii) to EXFO's Schedule TO dated November 10, 2008, File No. 000-30895).

4.42
Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated November 6, 2008 (incorporated by reference to EXFO's report on Form 6-K dated November 6, 2008, file No. 000-30895).

4.43	Final results of Issuer Bid Tender Offer, dated December 18, 2009 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated December 19, 2008, file No. 000-30895).
4.44
Share Transfer Agreement by and among GEXFO Distribution Internationale Inc. and AWS Holding AB (PicoSolve AB) and Patent Transfer Agreement by and among EXFO Electro-Optical Engineering Inc. and Starta Eget Boxen 11629 AB dated February 5, 2009 (incorporated by reference to Exhibit 4.44 of EXFO's Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).

4.45
Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated November 10, 2009 (incorporated by reference to EXFO's report on Form 6-K dated November 6, 2009, file No. 000-30895).

4.46
Share Purchase Agreement by and among EXFO Finland Oy and NetHawk Oyj's majority shareholders dated March 12, 2010 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated March 19, 2010, File No. 000-30895).

4.47
Share Purchase Agreement by and among EXFO Inc. and Photonic Acquisition Inc. dated October 1, 2010 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated October 8, 2010, File No. 000-30895).

4.48
Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated November 5, 2010 (incorporated by reference to EXFO's report on Form 6-K dated November 5, 2010, file No. 000-30895).

4.49
Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated November 7, 2011 (incorporated by reference to EXFO's report on Form 6-K dated November 7, 2011, file No. 000-30895).

4.50
Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated November 7, 2012 (incorporated by reference to EXFO's report on Form 6-K dated November 7, 2012, file No. 000-30895).

4.51	Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated January 8, 2014 (incorporated by reference to EXFO's report on Form 6-K dated January 9, 2014, file No. 000-30895).
4.52	Final results of Issuer Bid Tender Offer, dated February 20, 2015 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated February 24, 2015, file No. 000-30895).
4.53	Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated March 25, 2015 (incorporated by reference to EXFO's report on Form 6-K dated March 25, 2015, file No. 000-30895).

Number	Exhibit
4.54	Nomination of Mr. Phillipe Morin as Chief Operation Officer, dated August 26, 2015 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated August 28 2015, file No. 000-30895).
8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistleblower) (incorporated by reference to Exhibit 11.4 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.5	Audit Committee Charter.
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO's Annual Report on Form 20-F dated November 24, 2014, File No. 000-30895).
11.7	Corporate Governance Practices.
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO's Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO's Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct (incorporated by reference to Exhibit 11.10 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.11	Policy Regarding Conflict Minerals (incorporated by reference to Exhibit 11.11 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.12	Director Share Ownership Policy (incorporated by reference to Exhibit 11.12 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EXFO INC.

By:            /s/ Germain Lamonde
Name:    Germain Lamonde
Title:       Chairman of the Board, President and Chief Executive Officer

Date:            November 25, 2015

Independent Auditor's Report

To the Shareholders
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries 2015, 2014 and 2013 consolidated financial statements and their internal control over financial reporting as at August 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2015 and August 31, 2014 and the consolidated statements of earnings, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2015 and August 31, 2014 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at August 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Montréal, Québec, Canada
November 25, 2015

1 CPA auditor, CA, public accountancy permit No. A119427

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2015	2014
Assets

Current assets
Cash	$25,864	$54,121
Short-term investments (note 5)	1,487	5,726
Accounts receivable (note 5)
Trade	48,068	46,031
Other	2,384	2,001
Income taxes and tax credits recoverable (note 18)	3,855	3,796
Inventories (note 6)	27,951	35,232
Prepaid expenses	2,801	2,281

	112,410	149,188

Tax credits recoverable (note 18)	35,625	41,745
Property, plant and equipment (notes 7 and 20)	35,695	42,780
Intangible assets (notes 8 and 20)	4,096	7,293
Goodwill (notes 8 and 20)	21,860	26,488
Deferred income tax assets (note 18)	8,900	9,816
Other assets	416	721

	$219,002	$278,031
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$34,126	$29,553
Provisions	427	532
Income taxes payable	779	840
Deferred revenue	7,647	8,990

	42,979	39,915

Deferred revenue	2,957	3,319
Deferred income tax liabilities (note 18)	1,524	3,087
Other liabilities	791	340

	48,251	46,661
Commitments (note 11)

Shareholders' equity
Share capital (note 12)	86,045	111,491
Contributed surplus	17,778	16,503
Retained earnings	118,933	113,635
Accumulated other comprehensive loss (note 13)	(52,005)	(10,259)

	170,751	231,370

	$219,002	$278,031

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Claude Séguin
GERMAIN LAMONDE	CLAUDE SÉGUIN
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2015	2014	2013

Sales (note 20)	$222,089	$230,806	$242,150

Cost of sales (1) (note 16)	85,039	86,836	92,469
Selling and administrative (note 16)	82,200	86,429	88,756
Net research and development (note 16)	44,003	44,846	45,444
Depreciation of property, plant and equipment (note 16)	4,835	4,995	6,028
Amortization of intangible assets (note 16)	2,883	4,398	6,643
Interest and other income	(155)	(326)	(113)
Foreign exchange gain	(7,212)	(1,634)	(4,082)

Earnings before income taxes	10,496	5,262	7,005

Income taxes (note 18)	5,198	4,479	5,664

Net earnings for the year	$5,298	$783	$1,341

Basic and diluted net earnings per share	$0.09	$0.01	$0.02

Basic weighted average number of shares outstanding (000's)	56,804	60,329	60,323

Diluted weighted average number of shares outstanding (000's) (note 19)	57,457	61,015	61,110

(1)    The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2015	2014	2013

Net earnings for the year	$5,298	$783	$1,341
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(39,175)	(7,086)	(15,830)
Items that may be reclassified subsequently to net earnings
Unrealized losses on forward exchange contracts	(5,583)	(618)	(1,256)
Reclassification of realized losses on forward exchange contracts in net earnings	2,107	959	(247)
Deferred income tax effect of losses on forward exchange contracts	905	(91)	403

Other comprehensive loss	(41,746)	(6,836)	(16,930)

Comprehensive loss for the year	$(36,448)	$(6,053)	$(15,589)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 12)	87	–	–	–	87
Redemption of share capital (note 12)	(2,565)	(531)	–	–	(3,096)
Reclassification of stock-based compensation costs (note 12)	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,769	–	–	1,769
Net earnings for the year	–	–	1,341	–	1,341
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(15,830)	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $403	–	–	–	(1,100)	(1,100)

Total comprehensive loss for the year					(15,589)

Balance as at August 31, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452

	Year ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 12)	225	–	–	–	225
Redemption of share capital (note 12)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 12)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	783	–	783
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive loss for the year					(6,053)

Balance as at August 31, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370

	Year ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 12)	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs (note 12)	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	5,298	–	5,298
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,448)

Balance as at August 31, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2015	2014	2013
Cash flows from operating activities
Net earnings for the year	$5,298	$783	$1,341
Add (deduct) items not affecting cash
Stock-based compensation costs	1,295	1,696	1,768
Depreciation and amortization	7,718	9,393	12,671
Deferred revenue	396	(804)	(1,266)
Deferred income taxes	565	891	2,951
Changes in foreign exchange gain/loss	(3,842)	(491)	(1,091)
	11,430	11,468	16,374
Changes in non-cash operating items
Accounts receivable	(10,828)	3,578	(14,765)
Income taxes and tax credits	(2,062)	1,447	(4,205)
Inventories	820	(734)	2,916
Prepaid expenses	(982)	210	993
Other assets	61	92	(703)
Accounts payable and accrued liabilities and provisions	8,132	3,832	(2,373)
Other liabilities	(87)	(107)	(258)
	6,484	19,786	(2,021)
Cash flows from investing activities
Additions to short-term investments	(20,067)	(34,222)	(54,489)
Proceeds from disposal and maturity of short-term investments	23,685	33,208	57,514
Additions to capital assets (notes 7 and 8)	(5,933)	(7,931)	(8,026)
	(2,315)	(8,945)	(5,001)
Cash flows from financing activities
Repayment of long-term debt	–	(307)	(589)
Exercise of stock options	–	225	87
Redemption of share capital (note 12)	(25,494)	(937)	(3,096)
	(25,494)	(1,019)	(3,598)

Effect of foreign exchange rate changes on cash	(6,932)	(1,087)	(2,862)

Change in cash	(28,257)	8,735	(13,482)
Cash – Beginning of year	54,121	45,386	58,868
Cash – End of year	$25,864	$54,121	$45,386

Supplementary information
Income taxes paid	$1,491	$1,272	$1,373

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the company) design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 25, 2015.

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

Sales of goods

Revenue from the sales of goods, which represents the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangements.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of 12 to 36 months. They generally include the right to unspecified software upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Extended warranties

Extended warranties are usually offered to customers for periods of 6 to 48 months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, extended warranties, maintenance contracts, installation and training, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders' equity.

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

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities

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

The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. The fair value of forward exchange contracts is determined using quoted prices and forward exchange rates at the balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales and operating expenses, accumulated changes in fair value are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

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

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates.

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

The assets' residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships, brand name and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand name, and four and ten years for software. None of the company's intangible assets were developed internally.

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

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2014 and 2015, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, "Accounting for Governmental Grants and Disclosures of Governmental Assistance'', and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings. Non-refundable research and development tax credits are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with the conditions related to the tax credits and that the tax credits will be received.

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group's recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU's fair value less costs of disposal and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

EXFO Inc.
Note to Consolidated Financial Statements

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

As at August 31, 2014 and 2015, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in the consolidated statements of earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grants and that the grants will be received.

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

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. Income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet dates in the tax jurisdictions where the company generates taxable income/loss.

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

EXFO Inc.
Note to Consolidated Financial Statements

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

Uncertain tax positions

The company is subject to income tax laws and regulations in several jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting periods and any changes in the provisions are recognized in the consolidated statements of earnings when they occur. However, it is possible that at some future dates, liabilities in excess of the company's provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will be recognized in the consolidated statement of earnings in the period in which such determination is made.

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

Stock-based compensation

Equity-settled awards

The company's stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in the shareholders' equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche are accounted for separately.

Cash-settled awards

The company's stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Operating segments

Operating segments are defined as components of an entity engaged in business activities form which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluation performance. Accordingly, the company determined that it operates within one operating segment as of, and for the years ended August 31, 2013, 2014 and 2015. Entity-wide disclosures are presented in note 20.

Critical accounting judgments in applying accounting policies and estimates

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

Critical judgments in applying accounting policies

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

b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each CGU or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

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
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax laws and regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company's deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company's non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 18).

d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company's CGUs is based on a market approach that relies on unobservable inputs based on valuation multiples and recent transactions for comparable assets or businesses, within the same industry. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. The company also considers the company's value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests. Depending on the market evidence available, the company, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal. The discounted cash flow model involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate.

New IFRS pronouncements not yet adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

3	Restructuring Charges

In the fourth quarter of fiscal 2015, the company implemented a restructuring plan to align its cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $1,637,000 for employees laid off during the fourth quarter (notes 10 and 16).

4	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company's objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company's shareholders with an appropriate return on their investment.

No changes were made to the objectives and policies during the years ended August 31, 2014 and 2015.

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $241,629,000 and $222,756,000 as at August 31, 2014 and 2015 respectively.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2015

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$25,864	$–	$–	$–	$25,864
Short-term investments	$–	$1,487	$–	$–	$1,487
Accounts receivable	$50,452	$–	$–	$–	$50,452
Other assets	$103	$–	$–	$–	$103
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$29,029	$–	$29,029
Forward exchange contracts	$–	$–	$–	$4,154	$4,154

	As at August 31, 2014

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$54,121	$–	$–	$–	$54,121
Short-term investments	$–	$5,726	$–	$–	$5,726
Accounts receivable	$47,981	$–	$–	$–	$47,981
Other assets	$114	$–	$–	$–	$114
Forward exchange contracts	$–	$–	$–	$193	$193
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$28,990	$–	$28,990
Forward exchange contracts	$–	$–	$–	$690	$690

Fair value

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets approximates their carrying value due to their relatively short-term maturities.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2015		As at August 31, 2014
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$1,487	$–	$5,726	$–
Forward exchange contracts	$–	$–	$–	$193

Financial liabilities
Forward exchange contracts	$–	$4,154	$–	$690

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

As at August 31, 2014 and 2015, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2014
September 2014 to August 2015	$22,200	1.0666
September 2015 to August 2016	13,400	1.0923
September 2016 to December 2016	3,400	1.1063
Total	$39,000	1.0789

As at August 31, 2015
September 2015 to August 2016	$20,200	1.1180
September 2016 to August 2017	8,000	1.1530
September 2017 to December 2017	1,600	1.2135
Total	$29,800	1.1326

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

As at August 31, 2014
September 2014 to March 2015	$2,800	62.11

As at August 31, 2015
September 2015 to July 2016	$3,900	66.41

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 and $4,154,000 as at August 31, 2014 and 2015.

As at August 31, 2015, forward exchange contracts in the amount of $3,460,000 are presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts in the amount of $694,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $604,000, included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2014, forward exchange contracts of $51,000 were presented as current assets in other accounts receivable, forward exchange contracts of $142,000 were presented as long-term assets in other long-term assets, forward exchange contracts of $563,000 were presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts of $127,000 were presented as long-term liabilities in other long-term liabilities in the balance sheet.

Based on the portfolio of forward exchange contracts as at August 31, 2015, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $2,856,000.

For the years ended August 31, 2013, 2014 and 2015, the company recorded within its sales the following foreign exchange gains or losses on forward exchange contracts:

	Years ended August 31,
	2015	2014	2013

Gains (losses) on forward exchange contracts	$(2,562)	$(909)	$380

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2014 and 2015 and for which such risk is charged to earnings:

	As at August 31,
	2015		2014

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$9,226	€3,448	$15,382	€3,353
Accounts receivable	39,102	4,488	33,127	6,325
	48,328	7,936	48,509	9,678
Financial liabilities
Accounts payable and accrued liabilities	12,873	1,047	10,824	880
Forward exchange contracts (nominal value)	3,800	–	3,800	–
	16,673	1,047	14,624	880
Net exposure	$31,655	€6,889	$33,885	€8,798

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition to these assets and liabilities, the company has derivative financial assets for its outstanding forward exchange contracts in the amount (nominal value) of $39,000,000 and $29,800,000 as at August 31, 2014 and 2015 respectively for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.0858 = US$1.00 and CA$1.3157 = US$1.00 as at August 31, 2014 and 2015 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4319 = €1.00 and CA$1.4755 = €1.00 as at August 31, 2014 and 2015 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2014 and 2015:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $3,001,000, or $0.05 per diluted share, and $3,072,000, or $0.05 per diluted share, as at August 31, 2014 and 2015 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $1,142,000, or $0.02 per diluted share, and $834,000 or $0.01 per diluted share, as at August 31, 2014 and 2015 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,617,000 and $2,066,000 as at August 31, 2014 and 2015 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company's balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company's cost of sales and operating expenses are denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash and short-term investments.

Cash

As at August 31, 2014 and 2015, the company's cash balances included an amount of $30,102,000 and $10,783,000 respectively that bears interest at an annual rate of 1.5% and 1.0% respectively.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Short-term investments

Short-term investments consist of the following:

	As at August 31
	2015	2014

Term deposits denominated in Indian rupees, bearing interest at annual rates of 4.5% to 8.5% in 2015 and 8.0% to 9.0% in 2014, maturing on different dates between November 2015 and October 2018 in 2015 and matured in September 2014 and May 2015 in 2014 (note 9)	$1,487	$996
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 1.1%, matured in September 2014	‒	4,730
	$1,487	$5,726

Due to their short-term maturity of usually three months or less, the company's short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company's short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2015, the company's short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $396,000 and $852,000 as at August 31, 2014 and 2015 respectively.

For the years ended August 31, 2013, 2014 and 2015, no customer represented more than 10% of sales.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2015	2014

Current	$38,806	$36,700
Past due, 0 to 30 days	5,164	5,508
Past due, 31 to 60 days	1,027	1,372
Past due, more than 60 days, net of allowance for doubtful accounts of $396 and $852 as at August 31, 2014 and 2015, respectively	3,071	2,451
	$48,068	$46,031

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2015	2014

Balance – Beginning of year	$396	$766
Addition charged to earnings	504	210
Write-off of uncollectible accounts	(48)	(580)
Balance – End of year	$852	$396

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company's derivative and non-derivative financial liabilities:

	As at August 31, 2015
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$29,029	$	‒	$	‒
Forward exchange contracts
Outflow	24,100		8,000		1,600
Inflow	(21,082)		(7,011)		(1,476)
Total	$32,047		$989		$124

	As at August 31, 2014
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$28,990	$	‒	$	‒
Forward exchange contracts
Outflow	25,000		13,400		3,400
Inflow	(24,675)		(13,480)		(3,464)
Total	$29,315		$(80)		$(64)

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2015, the company had $27,351,000 in cash and short-term investments and $50,452,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,806,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit totaling $17,684,000 for foreign currency exposure related to its forward exchange contracts (note 9).

6	Inventories

	As at August 31,
	2015	2014

Raw materials	$15,972	$16,464
Work in progress	998	1,100
Finished goods	10,981	17,668
	$27,951	$35,232

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $98,147,000, $90,445,000 and $88,098,000 for the years ended August 31, 2013, 2014 and 2015 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 16).

Inventory write-down amounted to $4,120,000, $4,600,000 and $4,066,000 for the years ended August 31, 2013, 2014 and 2015 respectively.

7	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2013	$5,232	$36,782	$42,556	$2,363	$86,933
Additions	148	18	3,550	164	3,880
Disposals	‒	‒	(5,799)	(34)	(5,833)
Foreign currency translation adjustment	(158)	(1,203)	(1,337)	(51)	(2,749)
Cost as at August 31, 2014	5,222	35,597	38,970	2,442	82,231
Additions	‒	153	3,638	1,443	5,234
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(913)	(6,266)	(6,400)	(338)	(13,917)
Cost as at August 31, 2015	$4,309	$29,472	$31,209	$2,794	$67,784

Accumulated depreciation as at September 1, 2013	$1,308	$6,469	$32,650	$983	$41,410
Depreciation for the year	58	697	3,891	349	4,995
Disposals	‒	‒	(5,633)	(40)	(5,673)
Foreign currency translation adjustment	(39)	(182)	(1,020)	(40)	(1,281)
Accumulated depreciation as at August 31, 2014	1,327	6,984	29,888	1,252	39,451
Depreciation for the year	51	485	3,919	380	4,835
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(236)	(1,514)	(4,595)	(88)	(6,433)
Accumulated depreciation as at August 31, 2015	$1,142	$5,943	$24,213	$791	$32,089

Net carrying value as at:
August 31, 2014	$3,895	$28,613	$9,082	$1,190	$42,780
August 31, 2015	$3,167	$23,529	$6,996	$2,003	$35,695

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2014 and 2015, unpaid purchases of property, plant and equipment amounted to $356,000 and $377,000 respectively.

8	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2013	$24,873	$6,166	$614	$13,009	$44,662
Additions	3,582	‒	‒	754	4,336
Disposals	(15,281)	‒	‒	(193)	(15,474)
Foreign currency translation adjustment	(488)	(187)	(18)	(645)	(1,338)
Cost as at August 31, 2014	12,686	5,979	596	12,925	32,186
Additions	153	‒	‒	567	720
Disposals	(93)	‒	‒	(652)	(745)
Foreign currency translation adjustment	(2,225)	(1,044)	(104)	(2,112)	(5,485)
Cost as at August 31, 2015	$10,521	$4,935	$492	$10,728	$26,676

Accumulated amortization as at September 1, 2013	$21,856	$4,279	$426	$10,558	$37,119
Amortization for the year	2,046	1,204	120	1,028	4,398
Disposals	(15,281)	‒	‒	(193)	(15,474)
Foreign currency translation adjustment	(559)	(137)	(12)	(442)	(1,150)
Accumulated amortization as at August 31, 2014	8,062	5,346	534	10,951	24,893
Amortization for the year	808	569	57	1,449	2,883
Disposals	(93)	‒	‒	(652)	(745)
Foreign currency translation adjustment	(865)	(980)	(99)	(2,507)	(4,451)
Accumulated amortization as at August 31, 2015	$7,912	$4,935	$492	$9,241	$22,580

Net carrying value as at:
August 31, 2014	$4,624	$633	$62	$1,974	$7,293
August 31, 2015	$2,609	$ ‒	$ ‒	$1,487	$4,096

Remaining amortization period as at August 31, 2015	4 years	‒	‒	3 years

Goodwill

	Years ended August 31,
	2015	2014

Balance – Beginning of year	$26,488	$27,313
Foreign currency translation adjustment	(4,628)	(825)
Balance – End of year	$21,860	$26,488

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the fourth quarter of fiscal 2015, the company performed its annual goodwill impairment test for its two CGUs, EXFO and Brix. Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

	As at August 31,
	2015	2014

EXFO CGU	$8,636	$10,465
Brix CGU	13,224	16,023
Total	$21,860	$26,488

In performing the goodwill impairment review of both CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of the EXFO CGU, the company used a market approach, which is based on sales multiples within the range of 0.8 to 2.0 times sales, for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, the company also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.8 to 2.0 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of the company's sales and operations, the company also compared the carrying amount of the EXFO CGU to the company's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU.  Based on this calculation, management calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.8 to 2.0 times range, as used in the company's market approach described above.

For the year ended August 31, 2014, the calculation of recoverable amount of the Brix CGU also included a calculation of fair value based on discounted cash flows (see note 2 under "Critical estimates and assumptions"). However, this additional valuation technique was not considered necessary for the year ended August 31, 2015, on the basis that the market approach provided a more reliable estimate of fair value based on more reliable inputs, compared to the range of amounts being determined using cash flow projections and the significant assumptions applied to those cash flows.

As the valuation techniques used by the company require the use of unobservable inputs, the recoverable amount of the company's CGUs is classified within Level 3 of the fair value hierarchy.

As at August 31, 2015, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of both CGUs would equal its carrying value using sales multiples of 0.7 time sales.

9	Credits Facilities

The company has lines of credit that provide for advances of up to CA$17,500,000 (US$13,301,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2015, an amount of CA$651,000 (US$495,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company's operations for its own selling and purchasing requirements. Accounts receivable were pledged as collateral against these lines of credit, which are also subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

In addition, the company has lines of credit totaling $24,492,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 5). As at August 31, 2015, an amount of $6,808,000 was reserved from these lines of credit. These lines of credit are unsecured.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, the company has a line of credit of INR 47,000,000 ($711,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 5). As at August 31, 2015, this line of credit was fully reserved. This line of credit is secured by term deposits totaling INR 21,500,000 ($325,000) (note 5).

10	Accounts Payable and Accrued Liabilities

	As at August 31,
	2015	2014

Trade	$14,402	$11,848
Salaries and social benefits	11,088	13,353
Forward exchange contracts (note 5)	3,460	563
Restructuring charges (note 3)	1,637	‒
Other	3,539	3,789
	$34,126	$29,553

11	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2023. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2015	2014

No later than 1 year	$2,112	$2,390
Later than 1 year and no later than 5 years	3,620	1,993
Later than 5 years	1,766	398
	$7,498	$4,781

For the years ended August 31, 2013, 2014 and 2015, rental expenses amounted to $3,533,000, $2,892,000 and $2,845,000 respectively.

EXFO Inc.
Note to Consolidated Financial Statements

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

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2012	31,643,000	$1	28,710,891	$110,964	$110,965

Exercise of stock options (note 14)	–	–	30,675	87	87
Redemption of restricted share units (note 14)	–	–	286,426	–	–
Redemption of deferred share units (note 14)	–	–	37,054	–	–
Redemption of share capital	–	–	(663,256)	(2,565)	(2,565)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,350	1,350

Balance as at August 31, 2013	31,643,000	1	28,401,790	109,836	109,837

Exercise of stock options (note 14)	–	–	52,800	225	225
Redemption of restricted share units (note 14)	–	–	425,620	–	–
Redemption of deferred share units (note 14)	–	–	38,010	–	–
Redemption of share capital	–	–	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,260	2,260

Balance as at August 31, 2014	31,643,000	1	28,703,750	111,490	111,491

Redemption of restricted share units (note 14)	–	–	229,559	–	–
Redemption of deferred share units (note 14)	–	–	48,697	–	–
Redemption of share capital	–	–	(6,889,972)	(26,827)	(26,827)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,381	1,381

Balance as at August 31, 2015	31,643,000	$1	22,092,034	$86,044	$86,045

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

a)
On January 8, 2014, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of its issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 13, 2014, and ended on January 12, 2015. All shares repurchased under the bid were cancelled.

b)
On January 7, 2015, the company announced that its Board of Directors had authorized a substantial issuer bid (the "Offer") to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On February 20, 2015, pursuant to the Offer, the company purchased for cancellation 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,027,000), plus related fees of $223,000. The company used cash to fund the purchase of shares.

c)
On March 25, 2015, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The normal course issuer bid started on March 27, 2015, and will end on March 26, 2016, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid are cancelled.

13	Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive incomes (loss) are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulate other comprehensive income (loss)

Balance as at September 1, 2012	$12,248	$1,259	$13,507
Foreign currency translation adjustment	(15,830)	–	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	(1,100)	(1,100)

Balance as at August 31, 2013	(3,582)	159	(3,423)
Foreign currency translation adjustment	(7,086)	–	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	250	250

Balance as at August 31, 2014	(10,668)	409	(10,259)
Foreign currency translation adjustment	(39,175)	–	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	(2,571)	(2,571)

Balance as at August 31, 2015	$(49,843)	$(2,162)	$(52,005)

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015	2014	2013

Stock-based compensation costs arising from equity-settled awards	$1,323	$1,683	$1,769
Stock-based compensation costs arising from cash-settled awards	(28)	13	(1)
	$1,295	$1,696	$1,768

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles equity-settled awards through the issuance of common shares from treasury.

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2014 and 2015, all stock options outstanding were vested.

The following table summarizes stock option activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015		2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	87,454	$6	201,254	$6	244,354	$5
Exercised	–	–	(52,800)	5	(30,675)	3
Forfeited	(2,000)	6	(4,500)	6	(2,000)	6
Expired	(68,355)	6	(56,500)	6	(10,425)	5
Outstanding – End of year	17,099	$6	87,454	$6	201,254	$6
Exercisable – End of year	17,099	$6	87,454	$6	201,254	$6

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of exercise of stock options for the years ended August 31, 2013 and 2014, was $5.08 and $5.08 respectively.

The following table summarizes information about stock options as at August 31, 2015:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Weighted average remaining contractual life
(CA$)		(CA$)
$5.50	17,099	$5.50	3 months

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company's subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015	2014	2013

Outstanding – Beginning of year	1,225,135	1,333,092	1,337,730
Granted	409,521	336,685	316,160
Redeemed	(229,559)	(425,620)	(286,426)
Forfeited	(105,139)	(19,022)	(34,372)
Outstanding – End of year	1,299,958	1,225,135	1,333,092

None of the RSUs outstanding as at August 31, 2014 and 2015, were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2013, 2014 and 2015, amounted to $5.31, $4.84 and $3.63 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2013, 2014 and 2015, was $5.15, $5.21 and $3.60 respectively.

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

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes DSU activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015	2014	2013

Outstanding – Beginning of year	117,701	119,908	133,090
Granted	45,806	35,803	23,872
Redeemed	(48,697)	(38,010)	(37,054)
Outstanding – End of year	114,810	117,701	119,908

As at August 31, 2015, 653 outstanding DSUs were redeemable. As at August 31, 2014, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2013, 2014 and 2015, amounted to $4.84, $4.59 and $3.38 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2013, 2014 and 2015, was $4.94, $5.21 and $3.49 respectively.

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

The following table summarizes stock appreciation rights activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015		2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding – Beginning of year	39,874	$2	37,224	$3	33,124	$3
Granted	6,150	–	7,150	–	4,100	–
Exercised	(500)	6	–	–	–	–
Expired	(2,000)	5	(4,500)	5	–	–
Forfeited	(1,200)	6	–	–	–	–
Outstanding – End of year	42,324	$1	39,874	$2	37,224	$3
Exercisable – End of year	22,924	$3	22,374	$3	22,624	$4

The liability arising from stock appreciation rights as at August 31, 2014 and 2015, amounted to $119,000 and $91,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes information about stock appreciation rights as at August 31, 2015:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	25,400	7 years	6,000
$ 2.36	9,674	3 years	9,674
$ 3.74	4,000	4 years	4,000
$ 6.28 to $6.50	3,250	1 year	3,250
	42,324	6 years	22,924

15	Related-Party Disclosures

Ultimate controlling party

Mr. Germain Lamonde, the company's Chairman, President and Chief Executive Officer, is the company's ultimate controlling party.

Related party transaction

During the year ended August 31, 2015, following the merger of one subsidiary with the parent company, the subsidiary redeemed one share owned by G. Lamonde Investissements financiers, a company controlled by Mr. Germain Lamonde, for a cash consideration of $1, representing its paid-up capital.

Compensation of key management personnel

	Years ended August 31,
	2015	2014	2013

Salaries and short-term employee benefits	$3,025	$3,627	$3,442
Stock-based compensation costs	617	906	907
	$3,642	$4,533	$4,349

Key management personnel includes senior management and directors.

16	Statements of Earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2015	2014	2013

Gross research and development expenses	$50,148	$52,423	$54,334
Research and development tax credits and grants	(6,145)	(7,577)	(8,890)
	$44,003	$44,846	$45,444

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2015	2014	2013

Cost of sales	$1,519	$1,522	$1,651
Depreciation of property, plant and equipment	1,540	2,087	4,027
Amortization of intangible assets	3,059	3,609	5,678

Selling and administrative expenses	524	951	1,100
Depreciation of property, plant and equipment	790	1,534	1,687
Amortization of intangible assets	1,314	2,485	2,787

Net research and development expenses	2,792	2,522	3,277
Depreciation of property, plant and equipment	553	777	929
Amortization of intangible assets	3,345	3,299	4,206
	$7,718	$9,393	$12,671

Depreciation of property, plant and equipment	$4,835	$4,995	$6,028
Amortization of intangible assets	2,883	4,398	6,643
	$7,718	$9,393	$12,671

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2015	2014	2013

Salaries and benefits	$114,868	$121,515	$122,433
Restructuring charges	1,637	–	89
Stock-based compensation costs	1,295	1,696	1,768
	$117,800	$123,211	$124,290

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2015	2014	2013

Cost of sales	$290	$–	$–
Selling and administrative expenses	586	–	–
Net research and development costs	761	–	89
	$1,637	$–	$89

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2015	2014	2013

Cost of sales	$159	$191	$226
Selling and administrative expenses	791	1,140	1,160
Net research and development expenses	345	365	382
	$1,295	$1,696	$1,768

17	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which funds Finnish companies' high technology, research and innovations. The company's eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event that a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2015, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the consolidated statements of earnings. For the years ended August 31, 2013, 2014 and 2015, the company recorded $1,498,000, $1,348,000 and $919,000 respectively, under that program in the consolidated statements of earnings.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 1, 2014) of an employee's gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2013, 2014 and 2015, amounted to $1,165,000, $1,451,000 and $1,492,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2013, 2014 and 2015, the company recorded cash contributions and expenses totaling $632,000, $616,000 and $628,000 respectively.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2015	2014	2013

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$2,834	$1,421	$1,891

Increase (decrease) due to:
Foreign income/loss taxed at different rates	482	(20)	(249)
Non-taxable (income)/loss	2,540	(540)	(2,077)
Non-deductible expenses	664	1,011	792
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	(3,641)	(547)	148
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	2,556	3,013	4,385
Other	(237)	141	774
Income tax provision for the year	$5,198	$4,479	$5,664

	Years ended August 31,
	2015	2014	2013

The income tax provision consists of the following:

Current
Current income taxes	$4,633	$3,588	$2,713

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(1,991)	(2,122)	(1,434)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	2,556	3,013	4,385
	565	891	2,951
Income tax provision for the year	$5,198	$4,479	$5,664

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2015	2014

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$3,512	$3,142
Deferred income tax assets recoverable after 12 months	5,388	6,674
	8,900	9,816

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	398	529
Deferred income tax liabilities payable after 12 months	1,126	2,558
	1,524	3,087
Deferred income tax assets net	$7,376	$6,729

The changes in deferred income tax assets and liabilities for the year ended August 31, 2014 are as follows:

	Balance as at September 1, 2013	Credited (charged) to the statement of earnings	Charged to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2014

Deferred income tax assets
Long-lived assets	$3,739	$(812)	$ ‒	$(90)	$2,837
Provisions and accruals	3,850	229	(91)	(50)	3,938
Deferred revenue	1,795	(120)	‒	(37)	1,638
Research and development expenses	1,629	1,160	‒	(57)	2,732
Losses carried forward	8,391	(991)	‒	6	7,406

Deferred income tax liabilities
Long-lived assets	(421)	371	‒	9	(41)
Research and development tax credits	(11,402)	(728)	‒	349	(11,781)
Total	$7,581	$(891)	$(91)	$130	$6,729

Classified as follows:
Deferred income tax assets	$10,807				$9,816
Deferred income tax liabilities	(3,226)				(3,087)
	$7,581				$6,729

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2015 are as follows:

	Balance as at September 1, 2014	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2015

Deferred income tax assets
Long-lived assets	$2,837	$468	$ ‒	$(456)	$2,849
Provisions and accruals	3,938	260	905	(638)	4,465
Deferred revenue	1,638	(156)	‒	(174)	1,308
Research and development expenses	2,732	(17)	‒	(475)	2,240
Losses carried forward	7,406	(819)	‒	(36)	6,551

Deferred income tax liabilities
Long-lived assets	(41)	41	‒	‒	‒
Research and development tax credits	(11,781)	(342)	‒	2,086	(10,037)
Total	$6,729	$(565)	$905	$307	$7,376

Classified as follows:
Deferred income tax assets	$9,816				$8,900
Deferred income tax liabilities	(3,087)				(1,524)
	$6,729				$7,376

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31,
	2015	2014

Temporary deductible differences	$1,433	$1,050
Losses carried forward	34,693	35,806
Research and development expenses	221	641
	$36,347	$37,497

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2015, the year of expiry of operating losses and research and development expenses for which no deferred income tax assets were recognized in the balance sheets are as follows, presented by tax jurisdiction:

Year of expiry	Finland	United States

2016	$–	$553
2017	3	–
2018	421	741
2019	–	3,470
2020	7,442	7,991
2021	6,448	2,211
2022	11,179	7,435
2023	7,242	1,972
2024	5,591	1,351
2025	6,970	1,351
2026	–	1,351
2027	–	1,351
2028	–	2,447
2030	–	2,713
2031	–	109
2033	–	4,681
2034	–	4,851
2035	–	2,173
	$45,296	$46,751

Furthermore, as at August 31, 2015, the company had available capital losses in Canada amounting to $51,862,000 at the federal level and $54,977,000 at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2015, non-refundable research and development tax credits recognized in the balance sheet amounted to $36,728,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $238,000,000 (CA$313,000,000) in pre-tax earnings at the Canadian federal level and approximately $11,000,000 at the Canadian provincial level. In order to generate $238,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 18 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 4%, which the company believes is probable. The company's non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2015, the company had deferred income tax assets in the balance sheet in the amount of $8,900,000 mainly for operating losses in the United States. In order to recover these deferred income tax assets, the company needs to generate approximately $22,000,000 in pre-tax earnings at the United States, and in order to do so over the estimated recovery period of five years, the company must generate a pre-tax earnings CAGR of 6%, which the company believes is probable. The company's operating losses in the United States can be carried forward over a twenty-year period.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2015, taxable temporary differences of $11,485,000 were not recognized for taxes that would be payable on the unremitted earnings of certain of the company's subsidiaries, as the company has determined that:

(1)	Undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	Undistributed profits of its domestic subsidiaries will not be taxable when distributed.

19	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2015	2014	2013

Basic weighted average number of shares outstanding (000's)	56,804	60,329	60,323
Plus dilutive effect of (000's):
Restricted share units	549	574	648
Deferred share units	104	103	115
Stock options	‒	9	24
Diluted weighted average number of shares outstanding (000's)	57,457	61,015	61,110

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000's)	57	77	75

20	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2015	2014	2013

Products	$193,427	$201,724	$213,042
Services	28,662	29,082	29,108
	$222,089	$230,806	$242,150

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2015	2014	2013

United States	$82,227	$83,172	$87,145
Canada	19,722	19,482	26,073
Other	17,547	19,195	14,910
Americas	119,496	121,849	128,128

United Kingdom	9,151	12,736	13,206
Other	48,123	51,243	53,802
Europe, Middle-East and Africa	57,274	63,979	67,008

China	21,526	22,468	21,778
Other	23,793	22,510	25,236
Asia-Pacific	45,319	44,978	47,014
	$222,089	$230,806	$242,150

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2015			As at August 31, 2014

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$27,174	$1,310	$–	$33,094	$2,006	$–
United States	948	1,255	13,224	1,333	1,960	16,023
Finland	295	1,433	8,636	448	3,231	10,465
India	4,011	65	–	5,479	56	–
China	2,500	30	–	1,397	32	–
Other	767	3	–	1,029	8	–
	$35,695	$4,096	$21,860	$42,780	$7,293	$26,488