Form 20-F
period 2016-04-11
EXFO INC.
filed 2016-11-28
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
 OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended August 31, 2016; or

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

None

As of August 31, 2016, the registrant had 21,917,942 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

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

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2014, 2015 and 2016 and the consolidated balance sheets data as at August 31, 2015 and 2016 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. Consolidated statement of earnings data for the years ended August 31, 2012 and 2013 and consolidated balance sheets data as at August 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this Annual Report. Consolidated financial statements for the years ended August, 31, 2012, 2013, 2014, 2015 and 2016, from which the selected financial data has been derived, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The selected financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report, and "Item 5. Operating and Financial Review and Prospects" of this Annual Report.

	Years ended August 31,
	2016	2015	2014	2013	2012
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$232,583	$222,089	$230,806	$242,150	$249,966

Cost of sales (1)	87,066	85,039	86,836	92,469	91,792
Selling and administrative	82,169	82,200	86,429	88,756	94,139
Net research and development	42,687	44,003	44,846	45,444	49,854
Depreciation of property, plant and equipment	3,814	4,835	4,995	6,028	6,169
Amortization of intangible assets	1,172	2,883	4,398	6,643	7,819
Changes in fair value of cash contingent consideration	‒	‒	‒	‒	(311)
Interest and other income	(828)	(155)	(326)	(113)	(131)
Foreign exchange (gain) loss	(161)	(7,212)	(1,634)	(4,082)	657
Earnings (loss) before income taxes	16,664	10,496	5,262	7,005	(22)
Income taxes	7,764	5,198	4,479	5,664	3,571
Net earnings (loss) for the year	$8,900	$5,298	$783	$1,341	$(3,593)
Basic net earnings (loss) per share	$0.17	$0.09	$0.01	$0.02	$(0.06)
Diluted net earnings (loss) per share	$0.16	$0.09	$0.01	$0.02	$(0.06)
Basic weighted average number of shares used in per share calculations (000's)	53,863	56,804	60,329	60,323	60,453
Diluted weighted average number of shares used in per share calculations (000's)	54,669	57,457	61,015	61,110	60,453
Other Consolidated Statements of Earnings Data:
Gross research and development	$47,875	$50,148	$52,423	$54,334	$59,282
Net research and development	$42,687	$44,003	$44,846	$45,444	$49,854

	As at August 31,
	2016	2015	2014	2013	2012
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$43,208	$25,864	$54,121	$45,386	$58,868
Short-term investments	4,087	1,487	5,726	4,868	8,236
Total assets	239,317	219,002	278,031	281,538	306,683
Long-term debt (excluding current portion)	‒	‒	‒	‒	282
Share capital	85,516	86,045	111,491	109,837	110,965
Shareholders' equity	$182,925	$170,751	$231,370	$236,452	$253,281

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business may be adversely affected by unfavorable general economic and market conditions.

Our business is subject to the effects of general global and regional economic conditions, particularly conditions in the telecommunications test, service assurance and analytics markets. In the past, our operating results were adversely affected by unfavorable economic conditions and reduced or delayed capital spending in the Americas, Europe, Middle East and Africa (EMEA) as well as Asia-Pacific regions.

Global and regional economic conditions continue to be volatile and uncertain as reflected by Britain's decision to exit the European Union. If global and/or regional economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material adverse impacts on our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, service assurance and analytics solutions and, therefore, demand for our products could decline and adversely impact our revenue. Adverse economic and/or market conditions could also result in, among other things:

•	difficulty in forecasting, budgeting and planning due to the uncertain spending plans of current or prospective customers;
•	increased competition for fewer network projects and sales opportunities;
•	increased pricing pressure that may adversely affect revenue and gross margin;
•	higher cost structure compared to revenue level;
•	increased risk of charges related to excess and obsolete inventories, write-offs of deferred tax assets and tax credits, and impairment of intangible assets and goodwill;
•	customers' financial difficulties and increased difficulty in collecting accounts receivable; and
•	additional restructuring costs.

These effects, as well as any other currently unforeseeable effects, are difficult to forecast and mitigate. As a result, we may experience material adverse impacts on our business, operating results, financial condition, and stock price.

Fluctuations in the exchange rates between the Canadian dollar, US dollar, euro, British Pound and other currencies may adversely affect our revenues and operating results.

Our functional currency is the Canadian dollar, but we report our results in US dollars. As a result, any increase in the value of the US dollar versus the Canadian dollar, euro and British Pound could adversely affect our revenues because we generate a certain percentage of our sales in Canadian dollars, euros and British Pounds but we report them in US dollars in our financial statements. For example, the increase in the value of the US dollar relative to the Canadian dollar, euro and British Pound negatively affected our revenues in fiscal 2016.

We are also exposed to a currency risk in terms of operating results for any fluctuation in the exchange rate between the Canadian dollar, on one hand, and the US dollar, euro, British Pound and other currencies on the other. In fact, the majority of our revenues are denominated in US dollars, euros and British Pounds, but a significant portion of our cost of sales, operating expenses and capital expenditures are denominated in Canadian dollars, US dollars and other currencies such as euros, British Pounds, Rupees (India) and Renminbis (China). Even though we partially manage our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian Rupees) and even though certain operating expenses denominated in currencies other than the Canadian dollar, namely the US dollar, euro and British Pound, we remain exposed to fluctuations in the exchange rates between the Canadian dollar, on one hand, and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US-Canadian dollar forward exchange contracts, could result in increased expenses reported in US dollars or foreign exchange losses and have a material adverse effect on our operating results.

Foreign exchange rate fluctuations also flow through statement of earnings line items, since a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars, euros, British Pounds and Indian rupees, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy.

The market for our business activity ─ namely designing, manufacturing, marketing and selling test, service assurance and analytics solutions for communications service providers, data center, cloud and web-scale operators as well as network equipment manufacturers ─ is rapidly evolving and is marked by intense competition, consolidation and technical innovation. We anticipate the pace of change to remain high or even accelerate for our targeted industries in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for telecommunications test, service assurance and analytics solutions evolve in response to technical innovations and economic conditions.

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Danaher Corporation (namely a subsidiary of Danaher: Fluke Networks), and Viavi Solutions (formerly a division of JDS Uniphase Corporation), as well as other players such as AFL Noyse, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance and analytics side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, IXIA, NetScout Systems, Inc. (including the 2015 merger of Netscout Systems and Tektronix Communications), Radcom, Spirent Communications plc and Viavi Solutions (formerly a division of JDS Uniphase Corporation).

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

Increased competition in the telecommunications test, service assurance and analytics markets, along with consolidation among competitors and customers, will likely result in ongoing downward pressure on average selling prices. For example, some of our customers have been subject to consolidation and could obtain products from a vendor other than us, or demand more favorable terms and conditions from us, which would harm our sales and operating results. In addition, some customers may merge with or acquire our competitors and discontinue their relationships with us. This, in turn, may negatively affect our gross margin. Pricing pressure can result from a number of factors such as, among other things:

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

In the event we complete acquisitions or sign strategic alliances, we may be unable to successfully integrate acquired companies or realize the expected benefits of alliances. Integration risks include, among other things:

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

For the fiscal year ended August 31, 2016, customers outside of the United States and Canada accounted for 51.2% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international communications service providers, web-scale operators and network equipment manufacturers, and operate adequate after-sales support internationally.

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

•	fluctuations among currencies;
•	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
•	measures to ensure that we design, implement and maintain adequate and effective controls over our financial processes and reporting in the future;
•	failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
•	difficulties in establishing and enforcing our intellectual property rights;
•	inability to maintain a competitive list of distributors for indirect sales;
•	tariffs and other trade barriers;
•	economic instability in foreign markets, including Britain's decision to exit the European Union and the impact this choice may have on doing business in Europe;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	potential foreign and domestic tax consequences;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
•	failure to meet certification requirements.

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

Over the years, we have significantly increased our software development and manufacturing activities in India and China, respectively. There is no assurance that our reliance on software development resources in India and manufacturing personnel in China will enable us to maintain our cost structure at current levels, achieve additional cost savings, or generate greater resource efficiency. Furthermore, our software development and manufacturing efforts abroad involve significant risks in addition to the ones disclosed in other risk factors:

•	difficulty in hiring and retaining appropriate engineering and manufacturing resources due to intense competition for such resources and resulting wage inflation;
•	exposure to misappropriation of intellectual property and proprietary information;
•	heightened exposure to changes in the economic, regulatory, security, and political conditions of these countries;
•	fluctuations in currency exchange rates;
•	changes in tax laws and regulations in India and China, including transfer pricing policies;
•	cash management and repatriation of profit; and
•	high inflation rates which could increase our operating costs.

If we are unable to adapt to current and future changes in technology or if we are unable to introduce new and enhanced products on a timely basis, our products may become obsolete, which could prevent us from achieving our growth strategy and adversely affect our operating results.

The industries that we serve are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. For example, we are transforming ourselves from a supplier of dedicated test instruments into a supplier of end-to-end service assurance and analytics solutions to meet the emerging needs of communications service providers, who are increasingly shifting their spending towards virtualized networks. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could cause us to incur significant impairment losses of goodwill and/or losses from operations. Consequently, this could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including, among other things, our ability to:

•	properly identify and anticipate customer needs;
•	innovate and develop new products on a timely basis;
•	gain timely market acceptance for new products;
•	manufacture and deliver our new products on time, in sufficient volume and with adequate quality;
•	price our products competitively;
•	continue investing in our research and development programs;
•	anticipate competitors' announcements of new products; and
•	successfully transform the company into an end-to-end service assurance and analytics supplier.

Failure to do the above could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

Our products may have unforeseen defects, offer substandard technical specifications or fail to deliver the key features that customers want, all of which could harm our reputation, impede market acceptance of our products and negatively impact our business, results of operations and financial condition.

Given their complexity, our products may contain undetected software or hardware defects, inaccurate calibration or compatibility problems, or regulatory compliance issues, particularly when they are first introduced or when new versions are released. Our new products could also be substandard in terms of technical specifications or fail to deliver the key features that customers want. There can be no assurance that, despite our testing and diligent efforts, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions, or that customized products will meet customer sign-off acceptance requirements. If we are unable to fix defects or other problems or meet custom requirements, we could experience, among other things:

•	costly repairs;
•	additional development and support costs;
•	product returns or recalls;
•	sales cancellations;
•	damage to our brand reputation;
•	loss of customers, failure to attract new customers or achieve market acceptance;
•	diversion of development and engineering resources;
•	legal actions by our customers, including claims for consequential damages and loss of profits; and
•	legal actions by governmental entities, including actions to impose product recalls and/or forfeitures.

The occurrence of any one or more of the foregoing could seriously harm our business, results of operations and financial condition.

Our intellectual property and proprietary technology are important to the continued success of our business. Our failure to protect this proprietary technology may significantly impair our competitive position.

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2016, our records indicated that we held the following portfolio of utility patents: 60 active granted US patents, 47 granted or validated patents in countries of the European Union, 7 patents in Canada, 12 patents in China, and 5 patents in other jurisdictions. In addition, we have 36 utility patent applications (including provisional applications) pending in the US, 22 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, 2 applications in Canada, 14 applications in China and 8 applications in other countries. The expiration dates of our active issued patents range from 2016 to 2034, with no significant active patent expiring in the near future.

Our records also indicated that, as of August 31, 2016, we held 17 active granted design patents, as well as 10 pending design patent applications, in the United States and several other international jurisdictions.

We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology.

We may have to engage in litigation, formal opposition proceedings, or the like in order to defend our patents and other intellectual property rights or to determine the validity or scope of the proprietary rights of others. Such litigation and opposition proceedings can be time-consuming and expensive, regardless of whether we win or lose.

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. Given that orders for our service assurance and analytics solutions vary in size and complexity and in certain instances require customer acceptance before revenue recognition occurs, our sales may fluctuate significantly on a quarterly basis. As well, many of our deals involve lengthy sales cycles, contract negotiations as well as extensive product testing, installation, laboratory or network certification, including network-specific or region-specific processes. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders.

On the other hand, our cost of sales and operating expenses, which include manufacturing overhead costs, selling and administrative, research and development, as well as depreciation and amortization expenses, are relatively fixed in the short term. If we sell fewer products than anticipated, if there is a delay in the launch of new products, or if prices for our products decline, we may not be able to quickly reduce our cost of sales and operating expenses in response to lower sales. Factors that could affect the amount and timing of our sales and cause quarterly fluctuations in our revenue and operating results include, among other things:

•	length of the sales cycle for certain products, especially those that are higher priced and more complex;
•	sales cycle prolonged by lengthy customer acceptance;
•	timing of product launches and market acceptance of our new products as well as those of our competitors;
•	our ability to sustain product volumes and high levels of quality across all product lines;
•	timing of shipments for large orders;
•	effect of seasonality on sales and bookings; and
•	losing key accounts and not successfully developing new ones.

Our sales and operating results could also be volatile due to a number of factors, some of which we have little or no control over, including, without limitation:

•	fluctuating demand for test, service assurance and analytics solutions;
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

We depend on a single supplier or a limited number of suppliers for several parts used to manufacture our products for which alternative sources may not be readily available. In addition, all of our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. Our reliance on a single source or limited number of suppliers could result in increased costs, delivery problems, reduced control over product pricing and quality and could require us to stockpile critical parts. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on acceptable terms. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would make our products less competitive and result in lower margins.

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

We must also provide significant training for our employees due to the highly specialized nature of the telecommunications test, service assurance and analytics markets. The knowledge base of our current personnel may be inadequate or we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise in international business development, product management, sales, engineering and operations – may be difficult to find. Once trained, our employees may leave the organization or be hired by our competitors and reveal highly sensitive information to them.

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

Our historical operating results reflect substantial benefits from programs sponsored by Canadian federal and provincial governments for the support of research and development activities conducted in Canada. In addition, EXFO Oy is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland. Altogether, research and development tax credits and grants represented 10.8% of our gross research and development expenses for the year ended August 31, 2016.

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

Our current principal stockholder has effective control over our company.

As of November 1, 2016, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, held 94.55% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2016, we held $47.3 million in cash and short-term investments.

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

We are subject to the applicable anti-bribery laws in countries we do business, which generally prohibit companies, their subsidiaries, their affiliates and their intermediaries from making improper payments to government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. The anti-bribery laws generally apply to companies, individual directors, officers, employees and agents. Under the applicable anti-bribery laws, companies may be held liable for actions taken by agents, local partners or representatives. If we or our intermediaries fail to comply with the requirements of the applicable anti-corruption laws, governmental authorities in the U.S., in Canada or other countries could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this "Risk Factors" section. Our stock price will fluctuate based on our financial performance and growth expectations. It can also be affected by public announcements from our competitors and our customers in the telecommunications industry. In addition, turmoil in credit markets and in the broader economy can contribute to share price and volume fluctuations in global stock markets. During fiscal 2016, our closing stock price on NASDAQ ranged from a high of $4.32 per share to a low of $2.57 per share. These aforementioned factors, including volatility often unrelated to the operating performance of our company, may materially affect our stock price in the future.

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

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2015 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On March 25, 2015, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on March 27, 2015 and ended on March 26, 2016. We had repurchased for cancellation 194,389 shares under that program for an aggregate net purchase price of $577,000.

On March 29, 2016, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of our issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on April 1, 2016 and will end on March 31, 2017. As of November 14, 2016, we had repurchased for cancellation 389,908 shares under that program for an aggregate net purchase price of $1.4 million.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks which will extend our commitment to meet need of mobile network operators deploying fiber-based fronthaul networks and radio access networks architectures. This acquisition was settled for a total consideration of approximately $8.5 million, excluding acquisition-related costs. The consideration paid consisted of $5 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.

B.	Business Overview

We provide communications service providers (CSPs) and data center, cloud and web-scale operators with field test, service assurance and analytics solutions to ensure the smooth deployment, maintenance and management of next-generation physical, virtual, fixed and mobile networks. We have also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. We believe that our key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver what we believe to be unmatched end-to-end visibility and assurance—from a network, services and end-user level. We are no.1 in portable optical testing in terms of global market share and have deployed the largest active, probe-based service assurance solution worldwide.

We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in telecommunications test, service assurance and analytics markets through acquisitions of transport and datacom, copper/xDSL and wireless test companies, an IP service assurance business, an analytics software company, and recently radio frequency (RF) test technologies for fiber-based radio access networks (RANs).

We launched 15 new products or major enhancements in fiscal 2016. Key new product introductions included TestFlow, a unique cloud-based, field test automation solution simplifying and accelerating complex, labor-intensive deployment activities for home-broadband and wireless radio access networks (RAN); LTB-8 platform, a multi-module test and software-sharing automation suite accelerating high-speed optical testing in lab and manufacturing environments; a whole new family of optical time domain reflectometers (OTDRs), raising industry standards for technical specifications and time savings in characterizing optical networks; iSAM, an intelligent service activation software bringing speed and simplicity to testing Ethernet services; MaxTester-940 Fiber Certifier OLTS (optical loss test set) for data center and enterprise markets; and the telecom industry's first G.fast handheld test set for the roll out of ultra-broadband services on copper links.

Industry Background

Market conditions improved in fiscal 2016 due to the necessity of CSPs to deploy fiber deeper in their networks and at higher transmission rates (100G) in order to cope with growing Internet usage, proliferation of smart phones and tablets, and explosion in videos services. The transition towards virtualized network functions and cloud-based services also required substantial investments on the part of CSPs and will continue to do so in upcoming years given the inherent complexity of managing hybrid networks, both physical and virtualized. Finally, the advent of new technologies like 5G wireless and Internet of Things (IoT) are expected to increase capital spending due to their ultra-high speeds and low-latency requirements not seen in today's network infrastructures.

These positive market drivers within the telecommunications industry in 2016 were mitigated by uneven macro-economic conditions with modest and slowing growth witnessed in the Americas and Asia-Pacific regions, respectively, and a flat to negative environment in Europe, Middle East and Africa (EMEA) following Britain's decision to exit from the European Union.

Growth Strategy

Our long-term goal is to become the leader in the global telecom test, service assurance and analytics markets. Given surging bandwidth demand and the need to better monetize networks, we believe that CSPs and NEMs must make considerable investments to network infrastructures.

To achieve our goal, we plan to:

•	evolve into a trusted advisor;
•	increase our presence with wireless operators;
•	expand our share of wallet with tier-1 service providers, as well as with data center, cloud and web-scale operators; and
•	accelerate profitability.

Customers

Customers on a global basis use our test, service assurance and analytics solutions to enable their networks to perform optimally during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring.

We initially developed test equipment for wireline CSPs and, to a lesser extent, component vendors and equipment manufacturers, but over the years we have expanded our offering to wireless CSPs, cable television companies, data center, cloud and web-scale operators, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises and laboratory researchers.

In fiscal 2016, our top customer accounted for 7.1% of our sales and our top three customers represented 15.6%. In comparison, our top customer accounted for 7.1% of sales and our top three customers represented 14.4% in 2015, while our top customer accounted for 6.1% of sales and our top three customers represented 11.6% in 2014.

Products

We offer an extensive range of wireline and wireless test, service assurance and analytics solutions to the global telecommunications industry. We believe our success has been largely predicated on our core expertise in developing test equipment for wireline networks. Following the acquisition of Brix Networks in April 2008, we expanded our product portfolio into the service assurance market for next-generation IP networks. Through the acquisition of NetHawk Oyj in March 2010, we offer test and service assurance solutions for 2G, 3G and 4G/LTE wireless networks.

In April 2014, we acquired the assets of ByteSphere, a software company specializing in global IT management and network monitoring solutions. This transaction extended our service assurance offering into infrastructure performance monitoring through highly scalable device and network element polling technology.

In June 2014, we acquired the assets of Aito Technologies, a provider of customer experience analytics for mobile CSPs. We have combined the analytics software capabilities of Aito Technologies with our service assurance portfolio to provide mobile CSPs with heightened, end-to-end visibility and in-depth troubleshooting capabilities of their 3G and 4G/LTE networks. Both of these asset acquisitions were non-material.

We believe the competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, we believe our products enable NEMs, CSPs as well as data center, cloud and web-scale operators to design, deploy, troubleshoot and monitor wireline and wireless networks, and also help customers reduce their operating expenses.

Products for Communications Service Providers (CSPs)

Wireline Test Equipment

We provide an extensive range of portable test solutions that are mainly used by CSPs to install, turn up and maintain their optical and copper-based telecommunications networks. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules.

Our handheld instruments are durable, compact and easy to use. They include dedicated testers like power meters or they can be multi-function units that carry out several different measurements.

Our field-test platforms, namely the FTB-1 Pro Platform, FTB-1 Platform, FTB-2 Pro Platform and FTB-500 Platform, are at the core of our wireline product portfolio. Our FTB-1 Pro, designed for frontline technicians in the field, is a single-slot, modular platform dedicated to carry out optical, Ethernet and multiservice tests simply and efficiently. It differentiates itself through ultra-strong processing power and rich features like a multi-touch, high-resolution widescreen display. The FTB-1 Platform does not possess the same processing power or rich feature set of the FTB-1 Pro, but it is suitable for optical, copper, Ethernet and multiservice testing applications.

Our FTB-2 Pro Platform offers the power and scalability of a multi-technology, high-performance unit, but in a smaller form factor. The FTB-2 Pro Platform can host two single-slot test modules, such as an OTDR (optical time domain reflectometer), automated optical loss test set (OLTS) with a variety of fiber inspection probes (FIPs), and Ethernet tester that can characterize transmission rates up to 100 Gbit/s.

Our FTB-500 platform is available in two configurations for various high-end tasks with transmission rates up to 100 Gbit/s. The four-slot model of the FTB-500 is designed for datacom testing, OTDR analysis, optical loss, Ethernet and multiservice transport (SONET/SDH/OTN) testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It can handle dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis, and a variety of FIPs.

All four portable platforms support USB, mobile, Wi-Fi, and Bluetooth connectivity capabilities to efficiently manage testing and reporting operations in the field. These PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment that allows CSPs to automate complex, labor-intensive tasks like fiber-to-the-antenna (FTTA), distributed antenna system (DAS) and small cell deployments. Leveraging platform connectivity, customers can also keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements within our cloud-based solution. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Wireless Test Equipment

We provide 2G, 3G and 4G/LTE network simulators for CSP labs. EXFO's network simulators emulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Typical tests include regression and load testing.

We also offer protocol analyzers which analyze mobile network elements to validate functionality according to wireless technology specifications, whether these elements interoperate with each other effectively when combined to form a network, and how well the live network performs. These test tools allow engineers to troubleshoot networks in order to find the source of errors and quickly fix them. Our protocol analyzers support multi-interface testing and all major mobile technologies: GSM/GPRS/EDGE/UMTS/LTE. These analyzers have also been integrated into passive probes within our service assurance offering to better meet the emerging requirements of our customers. These new hardware probes complement our active verifiers to form a fully integrated active and passive service assurance solution.

Wireline/Wireless Service Assurance Systems

We provide a comprehensive service assurance solution, called the EXFO Worx System, for wireline and wireless CSPs, as well as for the managed services arms of NEMs in support of service-level agreements (SLAs) required by their customers.

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

We have also transformed our service assurance portfolio to address the growing need for NFV-related solutions. The EXFO Worx solution offers a variety of software-based probes, enabling the interworking with new NFV-based network architectures and components.

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

We believe the highly scalable EXFO Worx correlation and analysis engine architecture is well suited for the needs of CSP networks and related IP services. It works together with network-wide monitoring sources — including EXFO's physical and virtual verifiers, third-party devices and standards-based interfaces. In fiscal 2014, we acquired the assets of ByteSphere to complement EXFO Worx. ByteSphere's solutions feature advanced techniques for infrastructure performance management, including network element polling and fault management. The combination of ByteSphere, now marketed and enhanced under the EXFO Xtract brand, and EXFO Worx's capabilities provides real-time correlation between network element performance metrics and probe-based service performance metrics.

EXFO Worx conducts network and IP service testing and monitoring, while collecting, storing, correlating and analyzing essential data to produce detailed graphical reports and analytics on end-to-end service performance.

EXFO Worx software applications include:

•	Voice quality (VoIP, VoLTE, VoWiFi) and performance management;
•	IP/MPLS and carrier Ethernet (mobile backhaul and metro Ethernet) service quality monitoring;
•	IP video (IPTV, OTT) quality and performance management;
•	FLEX: Adapted analytics and customized dashboards for integrated operations with operator back-office and NOC systems.

It is a holistic solution designed to provide CSPs with end-to-end visibility from a network, services and end-user level. Data mined from a variety of sources and correlated into the EXFO Worx engine is leveraged to provide CSPs with three essential benefits: Prioritization of service-affecting issues, root-cause analysis and predictive analytics. As a result, EXFO can drive the value of raw data into correlated and actionable insight for customers through advanced analytics and visualization.

Products for Network Equipment Manufacturers (NEMs)

Wireline Test Equipment

Our network equipment manufacturer (NEM) solutions, mainly built around our newly launched LTB-8 Rackmount Platform, are available as test modules or stand-alone benchtop instruments.

Our highly scalable LTB-8 platform, which can host as many as eight 100G test modules, was introduced in 2016 to address the numerous requirements that NEMs demand from their multiservice transport and datacom network equipment. Lab users can carry out tests for a variety of technologies including Ethernet, OTN, Fibre Channel and SONET/SDH. Optical tests can also be carried out via power meters, variable attenuators and switches. Remote control of one or several LTB-8 platforms is available via a proprietary web-based interface. As well, 100G test modules within the LTB-8 platform can be readily inserted into the portable FTB-2 Pro Platform for ease of transition between lab and field testing.

We also offer the IQS-600 platform which can efficiently run as many as 100 optical test modules using a single controller unit. Its system-based approach – one box, several test modules – combined with an open architecture (PXI, Windows, LabVIEW™, etc.) and ease of programming, produces a highly flexible test environment.

The IQS-600 also provides backward compatibility with previous IQ-generation test modules, while delivering all the power and advantages of a next-generation platform. EXFO's wide selection of test modules includes multiservice test solutions covering optical transport network (OTN), Ethernet and SONET/SDN technologies, high-speed power meters, light sources, WDM laser sources, tunable laser sources, variable attenuators, polarization controllers, optical spectrum analyzers and optical switches.

Outside of these modular-based products, we offer advanced, stand-alone test solutions for NEMs in the process of developing ultra-high-speed optical networks.

Wireless Test Equipment

We provide 2G, 3G and 4G/LTE network simulators for the NEMs market. EXFO's network simulators emulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Typical tests include regression and load testing.

We also offer intelligence tools for police, armed forces and other governmental organizations to help fight organized crime and terrorists.

Research and Development

Our global R&D operations fall under the management of a vice-president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Toronto, Canada, Chelmsford, USA, Oulu, Finland and Pune, India. Gross research and development expenditures totaled $47.9 million in fiscal 2016 compared to $50.1 million in 2015 and $52.4 million in 2014.

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

Sales

We sell our wireline and wireless test, service assurance and analytics solutions through direct and indirect sales channels in the Americas (US, Canada, Central and South America), Europe, Middle East and Africa (EMEA) and Asia-Pacific regions.

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

Our sales network in EMEA is supported by a main office and service center in Chandler's Ford, Hampshire, UK, which serves as headquarters of our European sales operations and also provides repair, calibration and technical support services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distribution partners.

As for Asia-Pacific, our main sales office for South East Asia is located in Singapore, while our main sales offices for mainland China are located in Beijing and Shenzhen. In addition, we have other sales offices in strategic locations around the world to support our network of distributors and various customers.

We also rely on a network of distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our sales team is led by a chief operating officer (COO), who is supported by a vice-president responsible for each major geographic region: Americas, EMEA and Asia-Pacific. These sales executives, in turn, are backed by regional sales directors that lead a widely distributed team acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and service assurance. Within each major geographic region, we have sales staff dedicated to wireline and wireless test, service assurance and analytics customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Sales to customers in the Americas represented 55% of our sales in fiscal 2016, while sales to customers in EMEA and Asia-Pacific accounted for 25% and 20% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 54%, 26% and 20% of our sales in 2015, respectively, and 53%, 28% and 19% in 2014, respectively.

Product Management, Marketing/Communications and Global Services

Product Management

All product management duties fall under the leadership of a COO, who is supported by two vice-presidents respectively responsible for test and measurement as well as systems and services. Each product management executive, in turn, is backed by directors and/or product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions.

Marketing/Communications

Our Marketing-Communications team, which mainly consists of a director, project managers, marketing writers, translators and graphic artists, supports our product management team by producing marketing and corporate documentation. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team is also responsible for all sales tools required by our worldwide sales force like webinars and for updating the marketing contents of our website. In addition, it is responsible for interfacing and engaging with key industry analysts and media. Marketing and communications activities fall under the direct responsibility of a vice-president.

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

Manufacturing

Our manufacturing operations consist mainly of material planning, supply-chain management, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our manufacturing activities, which occupy a total of 138,000 square feet, take place at our facility compound in Quebec City, Canada and Shenzhen, China, but we also have facilities in Chelmsford, USA, and Oulu, Finland, for final assembly of service assurance and wireless test equipment, respectively. All our manufacturing operations fall under the supervision of a vice-president.

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

All of our products meet required industry standards, and some of our products address additional voluntary standards, such as those set by Telcordia, IEC, IETF, ETSI and other bodies that issue industry standards. During manufacturing, each product has a specific quality control plan, with rigorous checkpoints, to ensure product conformity. Various tasks in the quality assurance process include quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

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

Sources and Availability of Raw Materials

We use various suppliers to provide parts for the manufacture and support of multiple product lines. Although our intent is to establish at least two sources of supply for materials whenever possible, we obtain several parts from single or limited source supply arrangements. We may not be able to procure these parts from alternative sources at acceptable prices within a reasonable time; therefore, the loss or interruption of such arrangements could have an impact on our ability to deliver certain products on a timely basis. See Item 3D of this Annual Report under "Risk Factors" ‒ We depend on short-term arrangements with a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results."

We will continue to mitigate the risk of production interruptions and shortages of parts by: (1) carrying safety stock of critical components, (2) monitoring the delivery performance of our suppliers, (3) selecting and qualifying alternative sources of supplies for key parts whenever possible, and (4) promptly assessing potential effects of worldwide natural disasters.

Seasonality

Historically, we have been subject to seasonality mainly in our second quarter (December, January and February) due to the Christmas holidays and delays in approval of CSP spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end spending on the part of CSPs. We are also subject to increased seasonality in the fourth quarter (June, July and August), because bookings activity tends to slow down during the summer months, especially in Europe. These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as reliable indicators of future revenue or results of operations.

Competition

The test, service assurance and analytics markets are highly competitive and subject to rapid change as a result of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

•	level of technical compliance and alignment to use-case;
•	product performance and reliability;
•	solution's contribution to productivity;
•	price and quality of products;
•	level of technological innovation;
•	product lead times;
•	breadth of product offerings;
•	ease of use;
•	brand-name recognition;
•	customer service and technical support;
•	strength of sales and distribution relationships; and
•	financial stability of supplier.

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Danaher Corporation (namely subsidiaries of Danaher: Fluke Networks), and Viavi Solutions (formerly a division of JDS Uniphase Corporation), as well as other players such as AFL Noyse, IXIA, Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance and analytics side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, IXIA, NetScout Systems, Inc. (including the 2015 merger of Netscout Systems and Tektronix Communications), Radcom, Spirent Communications plc and Viavi Solutions (formerly a division of JDS Uniphase Corporation). See Item 3D of this Annual Report under "Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy."

Employees

As at November 1, 2016, we had 1,551 full-time employees compared to 1,499 and 1,572 for the same periods in 2015 and 2014, respectively. Our workforce as of November 1, 2016 included 341 employees in manufacturing, 598 employees in research and development, and 612 employees in sales and marketing as well as general and administrative functions.

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

Similar regulations apply in other countries. For example, in Canada our products must comply with the applicable standards adopted by the Standards Council of Canada (SCC). These include product safety standards developed in collaboration with the Canadian Standards association as well as EMI requirements adopted by Industry Canada. Countries in the European Union require product compliance as dictated by the applicable directives, which are required to be authorized to apply the CE marking on the product. This includes testing to ensure compliance with harmonized European Norm (EN) standards for product safety, EMC requirements and RoHS.

In Europe, with the implementation of the WEEE directives (2012/19/EU) for recycling of electronic products in selected European Countries, EXFO has established a process to ensure full compliance with regulations and oversee the management, logistics, recycling rate, disposal services and activities related to recycling of electronic equipment and products within the member states.

Additionally, to address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or "RoHS" Directive (2011/65/EU), which applies to all products included within the scope of WEEE directive. Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the directive. To ensure compliance to this directive, a formal restricted substances control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS directive.

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

Our intellectual property and proprietary technology are important to the continued success of our business. Were we inadequately protect our intellectual property and proprietary technology, our competitive position might be significantly impaired. There also remains a risk that our intellectual property rights, particularly our existing or future patents might be invalidated, circumvented, challenged or required to be licensed to others. Furthermore, others may claim that our products infringe upon their intellectual property rights, or they may infringe our intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2016, our records indicated that we held the following portfolio of utility patents: 60 active granted US patents, 47 granted or validated patents in countries of the European Union, 7 patents in Canada, 12 patents in China, and 5 patents in other jurisdictions. In addition, we have 36 utility patent applications (including provisional applications) pending in the US, 22 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, 2 applications in Canada, 14 applications in China and 8 applications in other countries. The expiration dates of our active issued patents range from 2016 to 2034, with no significant active patent expiring in the near future.

Our records also indicated that, as of August 31, 2016, we held 17 active granted design patents, as well as 10 pending design patent applications, in the United States and several other international jurisdictions.

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

•
a method and apparatus to determine the theoretical and practical data rates for a cable under test. This invention uses a single test device to predict the performance of a pair of ADSL (Asymmetric Digital Subscriber Line) modems, and in case of problems, analyze the cause of the modems' failure to synchronize. It is a key functionality of our FTB-610, FTB-635, MaxTester 610, MaxTester 635 and MaxTester 635G;

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

•
a method for actively analyzing a data packet delivery path to provide diagnostics and root cause analysis of network delivery path issues, which is embedded in certain software applications of the EXFO Worx System of EXFO Service Assurance;

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

As of November 1, 2016, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc.
1985-09-18
(Canada)
Operating
100%
GEXFO Distribution Internationale Inc. (Quebec) Dissolved 2015-06-02
100%
EXFO Asia Pacific PTE Ltd. 2001-01-18 (Singapore) Operating
100%
EXFO Australia Pty Ltd. 2012-04-03 (Australia) Operating
100%
EXFO China Limited 2000-04-19 (Hong Kong) Operating
100%
EXFO Electro-Optical Engineering India Private Ltd. 2006-11-24 (India) Operating
100%
EXFO India LLP 2016-05-04 (India) Non-operating
100%
EXFO Japan PTE Ltd. 2012-03-26 (Japan) Operating
100%
EXFO Telecom Equipment (Shenzhen) Co. Ltd. 2007-04-02 (China) Operating
100%
EXFO Telecom Technologies (Beijing) Co. Ltd. 2015-07-07 (China) Operating
100%
EXFO Europe Limited (formerly Consultronics Europe Limited) 1988-11-11 (UK) Operating
100%
EXFO Europe SARL (France) Dissolved 2015-08-13
100%
EXFO Financial LLC 2010-02-23 (Delaware) Operating
100%
EXFO Finland Oy 2010-02-24 (Finland) Operating
100%
EXFO Oy (formerly NetHawk Oyj) 1985-08-01 (Finland) Operating
100%
Insinööritoimisto Taipale Oy 1992-08-19 (Finland) Non-operating
100%
Kaski Group Oy 1999-09-14 (Finland) Non-Operating
100%
EXFO France SARL (formerly NetHawk France SARL) 2015-11-16 (France) Operating
100%
NetHawk Networks India Pvt. Ltd. 2005-05-12 (India) Non-Operating
100%
NetHawk Solutions Pvt. Ltd. 2006-06-19 (India) Operating
100%
EXFO Germany GmbH (formerly NetHawk GmbH) 2001-09-04 (Germany) Operating
100%
EXFO Netherlands B.V. 2016-09-13 (Netherlands) Operating
100%
EXFO Service Assurance Inc. (formerly Brix Networks Inc.) 1999-05-26 (Delaware) Operating
100%
EXFO Sweden Aktiebolag 2008-09-19 (Sweden) Operating
100%
EXFO USA Inc. 2000-12-07 (Delaware) Holding
100%
EXFO America Inc. 1992-12-15 (Delaware) Operating
2%
98%
EXFO Latin America Telecommunications SA de CV 2011-07-07 (Mexico) Operating
100%
Navtel Communications Inc. (Ontario) Dissolved 2008-03-26
100%
Navtel Sales Limited (Ontario) Dissolved 2016-06-10
100%
Navtel Deutschland GmbH i.L. (Germany) Dissolved 2015-09-01

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

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2016.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	90%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, repair/calibration services, manufacturing, management and administration	129,000 (1)	90%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	60%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	50,000	0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500	40%	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	29,000	75%	Leased
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, repair/calibration services, sales management and administration	13,000	80%	Leased

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
3rd Floor, Building 10 Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126 China	Occupied for manufacturing of products, repair/calibration services	64,000	80%	Leased
Offices No 602, 603, 604, 701 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	33,981	85%	Owned
Offices No 102 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Leased to a third party	5,979	100%	Owned
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	30,338	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 28, 2016.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test, service assurance and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

Our success has been largely predicated on our core expertise in developing test equipment for wireline networks. These solutions are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment that allows CSPs to automate complex, labor-intensive tasks like fiber-to-the-antenna (FTTA), DAS and small cell deployments. Leveraging platform connectivity, CSPs can also keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Over the years, we expanded our product portfolio into service assurance for next-generation IP (Internet protocol) networks and into test equipment for 2G, 3G and 4G/LTE wireless networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software offering that delivers end-to-end, quality of service and quality of experience visibility as well as real-time, service monitoring and verification of next-generation IP networks. We have enriched our service assurance offering with infrastructure performance management tools and analytics software solutions via technology acquisitions. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across wireline and wireless networks.

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

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, our products enable network equipment manufacturers, CSPs and web-scale operators to design, deploy, troubleshoot and monitor wireline and wireless networks and, in the process, help them reduce the cost of operating their networks.

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

We launched 15 new products or major enhancements in fiscal 2016. Key new product introductions included TestFlow, a unique cloud-based, field test automation solution simplifying and accelerating complex, labor-intensive deployment activities for home-broadband and wireless radio access networks (RAN); LTB-8 platform, a multi-module test and software-sharing automation suite accelerating high-speed optical testing in lab and manufacturing environments; a whole new family of optical time domain reflectometers (OTDRs), raising industry standards for technical specifications and time savings in characterizing optical networks; iSAM, an intelligent service activation software bringing speed and simplicity to testing Ethernet services; MaxTester-940 Fiber Certifier OLTS (optical loss test set) for data center and enterprise markets; and the telecom industry's first G.fast handheld test set for the roll out of ultra-broadband services on copper links.

Our sales increased 4.7% to $232.6 million in fiscal 2016 compared to $222.1 million in 2015, despite a headwind from a stronger US dollar versus other currencies. In fiscal 2016, in constant currency, our sales would have increased 6.0% year-over-year. Bookings increased 7.7% to $240.3 million in fiscal 2016 compared to $223.1 million in 2015, for a book-to-bill ratio of 1.03. In constant currency, bookings would have increased 9.0% year-over-year.

Net earnings amounted to $8.9 million, or $0.16 per diluted share in fiscal 2016, compared to $5.3 million, or $0.09 per diluted share, in fiscal 2015. Net earnings in fiscal 2016 included $1.1 million in after-tax amortization of intangible assets, $1.4 million in stock-based compensation costs, and a foreign exchange gain of $0.2 million. Net earnings in fiscal 2015 included $2.7 million in after-tax amortization of intangible assets, $1.3 million in after-tax restructuring charges, $1.3 million in stock-based compensation costs, and a foreign exchange gain of $7.2 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain) amounted to $22.0 million, or 9.5% of sales, in fiscal 2016, compared to $13.8 million, or 6.2% of sales, in 2015. See page 50 of this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings.

On March 29, 2016, we announced that our Board of Directors approved the renewal of our share repurchase program by way of a normal course issuer bid on the open market of up to approximately 6.6% of the issued and outstanding subordinate voting shares, representing 0.9 million subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on April 1, 2016, and will end on March 31, 2017, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. In fiscal 2016, we redeemed for cancellation 0.5 million subordinate voting shares for a cash consideration of $1.6 million.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks. This acquisition was settled for a total consideration of approximately $8.5 million, excluding acquisition-related costs. The consideration paid consisted of $5 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2014, 2015 and 2016, no customer accounted for more than 10% of our sales, with our top customer representing 6.1%, 7.1% and 7.1% of our sales respectively.

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

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data (1):	2016	2015	2014	2016	2015	2014
Sales	$232,583	$222,089	$230,806	100.0%	100.0%	100.0%

Cost of sales (2)	87,066	85,039	86,836	37.4	38.3	37.6
Selling and administrative	82,169	82,200	86,429	35.3	37.0	37.4
Net research and development	42,687	44,003	44,846	18.4	19.8	19.4
Depreciation of property, plant and equipment	3,814	4,835	4,995	1.6	2.2	2.2
Amortization of intangible assets	1,172	2,883	4,398	0.5	1.3	1.9
Interest and other income	(828)	(155)	(326)	(0.4)	(0.1)	(0.1)
Foreign exchange gain	(161)	(7,212)	(1,634)	–	(3.2)	(0.7)
Earnings before income taxes	16,664	10,496	5,262	7.2	4.7	2.3
Income taxes	7,764	5,198	4,479	3.4	2.3	2.0
Net earnings for the year	$8,900	$5,298	$783	3.8%	2.4%	0.3%

Basic net earnings per share	$0.17	$0.09	$0.01
Diluted net earnings per share	$0.16	$0.09	$0.01

Other selected information:

Gross margin before depreciation and amortization (3)	$145,517	$137,050	$143,970	62.6%	61.7%	62.4%

Research and development data:
Gross research and development	$47,875	$50,148	$52,423	20.6%	22.6%	22.7%
Net research and development	$42,687	$44,003	$44,846	18.4%	19.8%	19.4%

Restructuring charges included in:
Cost of sales	$–	$290	$–	–%	0.1%	–%
Selling and administrative expenses	$–	$586	$–	–%	0.3%	–%
Net research and development expenses	$–	$761	$–	–%	0.3%	–%

Adjusted EBITDA (3)	$22,039	$13,779	$14,391	9.5%	6.2%	6.2%

Consolidated balance sheets data (1):
Total assets	$239,317	$219,002	$278,031

(1)
Consolidated statements of earnings and balance sheets data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (3).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Refer to page 50 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Years ended August 31,
	2016	2015	2014

Physical-layer product line	$151,910	$144,060	$132,097
Protocol-layer product line	83,324	80,591	99,618
	235,234	224,651	231,715
Foreign exchange losses on forward exchange contracts	(2,651)	(2,562)	(909)
Total sales	$232,583	$222,089	$230,806

Bookings

	Years ended August 31,
	2016	2015	2014

Physical-layer product line	$155,320	$144,673	$137,166
Protocol-layer product line	87,631	80,948	104,148
	242,951	225,621	241,314
Foreign exchange losses on forward exchange contracts	(2,651)	(2,562)	(909)
Total bookings	$240,300	$223,059	$240,405

Fiscal 2016 vs. 2015

In fiscal 2016, our sales increased 4.7% to $232.6 million, compared to $222.1 million in 2015, while our bookings increased 7.7% year-over-year to $240.3 million in 2016 from $223.1 million in 2015, for a book-to-bill ratio of 1.03 (1.00 in 2015).

In fiscal 2016, despite year-over-year sales increase, we suffered from a continued headwind from a stronger US dollar compared to 2015. Given that we generate a portion of our revenue in Canadian dollars (Americas) and in euros (Europe, Middle East and Africa [EMEA]) but report our results in US dollars, it had a negative impact on our total sales and bookings year-over-year, as the US dollar increased against these currencies. In fact, in fiscal 2016, our total sales would have increased by approximately 6% and our total bookings would have increased by approximately 9% year-over-year in constant currencies.

In fiscal 2016, despite the negative currency impact, both product lines delivered year-over-year increases in sales, with respective increases of 5.4% and 3.4 % for our Physical and Protocol-layer product lines.

In fiscal 2016, the year-over-year sales increase in our Physical-layer product line (optical and copper testing) is mainly due to our leadership position in portable optical testing and a 100G investment cycle among communications service providers (CSPs), especially in the United States. This 100G investment cycle also benefited to our transport and datacom product line (a sub-group within our Protocol-layer product line), especially in the United States. In addition, in fiscal 2016, sales of our newly launched analytics software solution EXFO Xtract (which is also a sub-group of our Protocol-layer product line) contributed to the year-over-year sales increase.

Overall, the year-over-year increase in sales in fiscal 2016 comes from the Americas, namely in the United States and from the Asia-Pacific (APAC) region, namely in China. Both United States and China delivered robust year-over-year sales increase. On the other hand, sales to EMEA slightly decreased year-over-year, due to negative currency impact. Otherwise, this region would have reported slight sales increase year-over-year, despite uncertain market conditions in many European countries. United Kingdom however, delivered strong sales increase in 2016, after a steady decline in sales over the last couple of years.

In fiscal 2016, we delivered solid year-over-year increases in bookings for our two product lines, despite the negative currency impact. The year-over-year increase in bookings was manifested through heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links, and growing business with web-scale operators for their data center interconnects. In addition, in fiscal 2016, we received orders in the Americas for our EXFO Xtract solution, which resulted in increased bookings for our protocol-layer product line year-over-year.

Overall, in fiscal 2016, we reported robust year-over-year bookings increases in every geographic area.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products.

Fiscal 2015 vs. 2014

In fiscal 2015, our sales decreased 3.8% to $222.1 million, compared to $230.8 million in 2014, while our bookings decreased 7.2% year-over-year to $223.1 million in 2015 from $240.4 million in 2014, for a book-to-bill ratio of 1.00 (1.04 in 2014).

In fiscal 2015, however, we faced a significant headwind from a stronger US dollar, compared to 2014. Excluding this negative currency impact, our sales would have been flat year-over-year.

In fiscal 2015, we increased sales of our Physical-layer product line by 9.1% based on our leadership position in portable optical testing and the growing need for fiber in wireless access areas. Sales or our Protocol-layer product line, meanwhile, decreased 19.1% year-over-over, especially in the areas of 10G or less, portable transport testing and in wireless protocol analysis, due to delays in the launched of some important products (in the first half of the fiscal year), longer than usual market acceptance of newly launched products and difficult market conditions in EMEA. On a constant currency basis, sales growth of our Physical-layer product line would be higher and the decline of our Protocol-layer product line lower to reflect stable sales year-over-year for the combined product lines.

In constant currency, our sales to the Americas and APAC slightly increased year-over-year. In fiscal 2015, we benefited from some improvements in the Americas, following a challenging year in 2014 due to order delays and lower spending levels, especially among key customers. In fiscal 2015, we would have reported year-over-year increase in sales of our Physical-layer product line in the Americas and APAC, offset in part by a decrease in sales of our Protocol-layer product line in these areas.

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

In addition, in fiscal 2015, our sales and bookings for our Protocol-layer product line were negatively affected by the management of more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles.

Finally, in fiscal 2015, we faced increased competition and pricing pressure, compared to 2014, which negatively affected our sales and bookings year-over-year.

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2016	2015	2014

Americas	55%	54%	53%
EMEA	25	26	28
APAC	20	20	19
	100%	100%	100%

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 50 of this document)

Gross margin before depreciation and amortization (gross margin) amounted to 62.6%, 61.7% and 62.4% of sales in fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

In fiscal 2016, our gross margin was favorably affected by a richer product mix within our protocol-layer product line. Namely, year-over-year sales increases for our transport and datacom products, as well as the recognition of orders for our EXFO Xtract software analytics solution, had a positive impact on our gross margin in fiscal 2016, compared to 2015; this was offset in part by an unfavorable product mix within our physical-layer product line year-over-year.

In addition, in fiscal 2016, we recorded lower inventory write-off compared to 2015, which contributed to increase our gross margin by 0.2% year-over-year.

Furthermore, in fiscal 2015, we recorded $0.3 million in restructuring charges in the cost of sales (nil in 2016), which negatively affected our gross margin for that year (0.1%).

Finally, in fiscal 2016, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

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

Finally, in fiscal 2015, we recorded $0.3 million in restructuring charges in the cost of sales (nil in 2014), which negatively affected our gross margin for that year (0.1%).

However, in fiscal 2015, we reported lower inventory write-down compared to the same period last year, which increased our gross margin by 0.2% year-over-year.

In addition, in fiscal 2015, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $82.2 million, $82.2 million and $86.4 million for fiscal 2016, 2015 and 2014 respectively. As a percentage of sales, selling and administrative expenses amounted to 35.3%, 37.0% and 37.4% for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

In fiscal 2016, our selling and administrative expenses were positively affected by the significant increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in Canadian dollars and euros, and we report our results in US dollars, and the positive impact of our 2015 restructuring plan. In addition, our 2015 restructuring plan resulted in severance expenses of $0.6 million (or 0.3% of sales) recorded in the fourth quarter of 2015 (nil in 2016); these elements offset inflation, salary increases and increased commission expenses on increased sales.

As percentage of sales, our selling and administrative expenses decreased in fiscal 2016 compared to 2015 as these expenses were flat year-over-year and our sales increased.

Fiscal 2015 vs. 2014

In fiscal 2015, selling and administrative expenses included $0.6 million or 0.3% of sales, in restructuring charges compared to nil in 2014.

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

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $47.9 million, $50.1 million and $52.4 million for fiscal 2016, 2015 and 2014 respectively. As a percentage of sales, gross research and development expenses amounted to 20.6%, 22.6% and 22.7% for fiscal 2016, 2015 and 2014 respectively, while net research and development expenses accounted for 18.4%, 19.8% and 19.4% of sales for these respective years.

Fiscal 2016 vs. 2015

In fiscal 2016, the year-over-year significant increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in Canadian dollars and euros, and we report our results in US dollars. In addition, the 2015 restructuring plan positively affected our gross research and development expenses in 2016. Finally, our 2015 restructuring plan resulted in severance expenses of $0.8 million (or 0.3% of sales) in 2015 versus nil in 2016. However, these positive effects year-over-year were offset in part by inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to 2015.

As percentage of sales, our gross research and development decreased in fiscal 2016 compared to 2015 as these expenses decreased year-over-year and our sales increased.

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

In addition, in fiscal 2015, our gross research and development expenses included $0.8 million, or 0.3% of sales, in restructuring charges, compared to nil in 2014.

Tax Credits and Grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $5.2 million, $6.1 million and $7.6 million for fiscal 2016, 2015 and 2014 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 10.8%, 12.3% and 14.5% for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

The decrease in our tax credits and grants in fiscal 2016, compared to 2015, results from the decrease in our gross research and development expenses, the shift in mix of eligible projects, namely in Finland, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2016, the decrease in tax credits and grants as a percentage of gross research and development expenses, compared to 2015, mainly comes from the shift in mix of eligible projects.

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

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment totaled $3.8 million, $4.8 million and $5.0 million for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

In fiscal 2016, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar had a positive effect on our depreciation expenses as these expenses are incurred in Canadian dollars and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology, customer relationships and brand name. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $1.2 million, $2.9 million and $4.4 million for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

The decrease in our amortization expenses in fiscal 2016, compared to 2015, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

Fiscal 2015 vs. 2014

The decrease in amortization expenses in fiscal 2015, compared to 2014, is mainly due the core technology related to the acquisition of NetHawk Oyj, as well as the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

We reported a foreign exchange gain of $0.2 million in fiscal 2016, compared to $7.2 million in 2015 and $1.6 million in 2014.

Fiscal 2016

In fiscal 2016, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.2 million during that period. The period-end value of the Canadian dollar slightly increased 0.3% versus the US dollar to CAD$1.3116 = US$1.00 in fiscal 2016, compared to CAD$1.3157 = US$1.00 at the end of the previous year. In fiscal 2016 the average value of the Canadian dollar versus the US dollar was CA$1.3278 = US$1.00.

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

Fiscal 2016 vs. 2015

In fiscal 2016, the increase in the average value of the US dollar compared to the Canadian dollar, the euro and the Indian rupee year-over-year, resulted in a positive impact on our financial results. The average value of the US dollar increased 8.9%, 4.6% and 6.3% respectively year-over-year, compared to the Canadian dollar, the euro and the Indian rupee.

Fiscal 2015 vs. 2014

In fiscal 2015, the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2015 increased 10.8% and 14.5%, respectively, compared to the Canadian dollar and the euro.

INCOME TAXES

In fiscal 2016, we reported income tax expenses of $7.8 million on earnings before income taxes of $16.7 million, compared to income tax expenses of $5.2 million on earnings before income taxes of $10.5 million in 2015 and income tax expenses of $4.5 million on earnings before income taxes of $5.3 million in 2014.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2016, cash and short-term investments totaled $47.3 million, while our working capital was at $87.2 million. Our cash and short-term investments increased $19.9 million in fiscal 2016, compared to 2015. In fiscal 2016, we generated $24.4 million in cash flows from operating activities and we recorded an unrealized foreign exchange gain on our cash and short-term investment of $1.6 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. Otherwise, in fiscal 2016, we made cash payments of $4.4 million and $1.6 million respectively for the purchase of capital assets and the redemption of share capital.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2016, cash balances included an amount of $23.3 million that bears interest at an annual rate of 1.2%.

We believe that our cash balances and short-term investments of $47.3 million will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our share repurchase program. In addition to these assets, we have unused available lines of credit totaling $14.9 million for working capital and other general corporate purposes, and unused lines of credit of $21.6 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, restructuring charges and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2016, our commitments under operating leases amount to $3.3 million in 2017, $1.8 million in 2018, $0.8 million in 2019, $0.7 million in 2020 and $1.7 million in 2021 and after, for total commitments of $8.3 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $24.4 million in fiscal 2016, compared to $6.5 million in 2015 and $19.8 million in 2014.

Fiscal 2016 vs. 2015

Cash flows provided by operating activities in fiscal 2016 were attributable to the net earnings after items not affecting cash of $20.7 million, and the positive net change in non-cash operating items of $3.6 million. This was mainly due to the positive effect on cash of the decrease of $2.7 million in our accounts receivable due to the timing of receipts and sales during the year, the $0.9 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the year, and the $4.9 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect on cash of the $4.7 million increase in our inventories to meet future demand, and the negative effect on cash of the increase of $0.3 million in our prepaid expenses due to timing of payments during the year.

Fiscal 2015 vs. 2014

Cash flows provided by operating activities in fiscal 2015 were attributable to the net earnings after items not affecting cash of $11.4 million, offset in part by the negative net change in non-cash operating items of $4.9 million; this was mainly due to the negative effect on cash of the increase of $10.8 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of $2.1 million in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, and the negative effect on cash of the increase of $1.0 million in our prepaid expenses due to timing of payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $0.8 million in our inventories due to improved inventory turns during the year and the increase of $8.1 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the year.

Investing activities

Cash flows used by investing activities amounted to $7.0 million in fiscal 2016, compared to $2.3 million in 2015 and $8.9 million in 2014.

Fiscal 2016

In fiscal 2016, we paid $4.4 million for the purchase of capital assets and we acquired (net of disposal) $2.6 million worth of short-term investments.

Fiscal 2015

In fiscal 2015, we paid $5.9 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.6 million worth of short-term investments.

Fiscal 2014

In fiscal 2014, we acquired (net of disposal) $1.0 million worth of short-term investments and we paid $7.9 million for the purchase of capital assets, including the assets of ByteSphere and Aito.

Financing activities

Cash flows used by financing activities amounted to $1.6 million in fiscal 2016, compared to $25.5 million in 2015 and $1.0 million in 2014.

Fiscal 2016

In fiscal 2016, we redeemed share capital under our share repurchase program for a cash consideration of $1.6 million.

Fiscal 2015

In fiscal 2015, we redeemed share capital under our share repurchase programs (namely our substantial issuer bid) for a cash consideration of $25.5 million.

Fiscal 2014

In fiscal 2014, we redeemed share capital under our share repurchase program for a cash consideration of $0.9 million and repaid $0.3 million of our long-term debt. However, we received $0.2 million from the exercise of stock options.

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

As at August 31, 2016, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2016 to August 2017	$22,200,000	1.2784
September 2017 to August 2018	9,900,000	1.3367
September 2018 to December 2018	1,900,000	1.3639
Total	$34,000,000	1.3002

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

September 2016 to August 2017	$3,800,000	70.92

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4.2 million and $0.1 million as at August 31, 2015 and 2016 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.3116 = US$1.00 as at August 31, 2016.

SHARE CAPITAL

Share Capital

As at November 14, 2016, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,799,383 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2016, our off-balance sheet arrangements consisted of letters of guarantee amounting to $0.4 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at August 31, 2016, we did not have interests in any structured entities.

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

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our results.

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

As at August 31, 2016, we had deferred income tax assets in the balance sheet in the amount of $4.6 million for operating losses in the United States. In order to recover these deferred income tax assets, we need to generate approximately $13.5 million in pre-tax earnings in the United States, and in order to do so over the estimated recovery period of four years, we must generate pre-tax earnings compound annual growth rate (CAGR) of 2%, which we believe is probable. Our losses in the United States can be carried forward over a twenty-year period.

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

As at August 31, 2016, our non-refundable research and development tax credits recognized in the balance sheet amounted to $37.2 million. In order to recover these non-refundable research and development tax credits, we need to generate approximately $240 million (CA$315 million) in pre-tax earnings at the Canadian federal level and approximately $12 million at the Canadian provincial level. In order to generate $240 million in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 12 years, we must generate a pre-tax earnings CAGR of 2%, which we believe is probable.
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

In the fourth quarter of fiscal 2016, we performed our annual goodwill impairment test for our two CGUs, EXFO and Brix.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

EXFO CGU	$8,663,000
Brix CGU	13,265,000
Total	$21,928,000

In performing the goodwill impairment review of both CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal.  In estimating the recoverable amount of the EXFO CGU, we used a market approach, which is based on sales multiples within the range of 0.7 to 3.7 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, we also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.7 to 3.7 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of our sales and operations, we also compared the carrying amount of the EXFO CGU to EXFO's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU.  Based on this calculation, we calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.7 to 3.7 times range, as used in the market approach described above.

As at August 31, 2016, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of EXFO CGU and Brix CGU would equal their carrying value using sales multiples of 0.6 and 0.7 time sales respectively.

NEW IFRS PRONOUNCEMENTS NOT YET ADOPTED

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. We will adopt this new standard on September 1, 2018. We are currently assessing the impact that the new standard will have on our consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact that the new standard will have on our consolidated financial statements and whether or not early adopt the new standard.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. We have not yet assessed the impact that the new standard will have on our consolidated financial statements.

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

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA

	Years ended August 31,
	2016	2015	2014

IFRS net earnings for the year	$8,900	$5,298	$783

Add (deduct):

Depreciation of property, plant and equipment	3,814	4,835	4,995
Amortization of intangible assets	1,172	2,883	4,398
Interest and other income	(828)	(155)	(326)
Income taxes	7,764	5,198	4,479
Restructuring charges	–	1,637	–
Stock-based compensation costs	1,378	1,295	1,696
Foreign exchange gain	(161)	(7,212)	(1,634)
Adjusted EBITDA for the year	$22,039	$13,779	$14,391

Adjusted EBITDA in percentage of total sales	9.5%	6.2%	6.2%

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2016.

Name and Municipality of Residence	Position with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
STEPHEN BULL Quebec City, Quebec	Vice-President, Research and Development
STÉPHANE CHABOT Quebec City, Quebec	Vice-President, Test and Measurement
FRANÇOIS CÔTÉ Montreal, Quebec	Independent Director
DARRYL EDWARDS Weston Under Wetherley, United Kingdom	Independent Director
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice-President, Manufacturing Operations and Global Services
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Chairman of the Board, President and Chief Executive Officer
CLAUDIO MAZZUCA LaSalle, Quebec	Vice-President, Systems and Services
PHILIPPE MORIN Senneville, Quebec	Chief Operating Officer
PIERRE PLAMONDON Quebec City, Quebec	Vice-President, Finance and Chief Financial Officer
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
SYLVAIN ROULEAU Kirkland, Quebec	Vice-President, Human Capital
MICHAEL SCHEPPKE Singapore, Singapore	Vice-President, Sales — Asia-Pacific
CLAUDE SÉGUIN Westmount, Quebec	Independent Director
LEE HUAT (JOSEPH) SOO Singapore, Singapore	Vice-President, Sales — Asia-Pacific
WILLEM JAN TE NIET Harfsen, Netherlands	Vice-President, Sales — EMEA
RANDY E. TORNES Frisco, Texas	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice-President, Sales — Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2. The following is a brief biography of each of our executive officers, senior managers and Directors.

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Check Point Software Technologies Inc. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Check Point. Prior to joining Check Point in July 2016, Mr. Allard led the go to market and sales teams at Avaya Inc. for 4 years. Prior to this, he worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sun life Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Telfer School of Management. Pierre-Paul Allard holds a bachelor's and masters' degree in business administration from the University of Ottawa, Canada.

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

Stéphane Chabot first joined EXFO as a Product Line Manager in 1998 and was promoted to Product Line Manager—Network Service Provider Market in 2001. As Vice-President, Test and Measurement, Mr. Chabot is responsible for the Optical and Access & Platform product lines. Prior to this appointment, he was Director of EXFO's Optical Business Unit, a position he had held since 2006. In this role, Mr. Chabot led the main team in its responsibility for developing the worldwide optical business and strategy, developing and maintaining the product family roadmap and vision, developing and controlling yearly marketing, ensuring go-to-market plans, developing new markets, providing key market watch and competitive updates, analyzing product line performance and metrics, providing periodic benchmarking, and developing partnerships/OEMs/acquisitions within the product line family. Mr. Chabot was highly successful as Director of the Optical Business Unit, doubling its annual revenues to more than $120M and 38% market share in optical portable solutions, with leadership in many key worldwide applications, such as Fiber-to-the-Home. Prior to his employment at EXFO, Mr. Chabot was a Telecommunications Officer at the Canadian Armed Forces from 1992 to 1998. Stéphane Chabot holds a bachelor's degree in Space Science from The Royal Military College of Canada, and a Diploma in Business Administration from Laval University.

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya and Lumenpulse Inc. (LMP) as well as the Advisory Board of the McGill Centre for the Convergence of Health and Economics (MCCHE). He is also Chairman of the Board for Norda Stelo, Vice-President of the Board of the Foundation Dr. Julien and Board member of the Fondation Martin Matte. In June 2013, Mr. Côté was named Honourary Lieutenant-Colonel of the Canadian Armed Forces' 34th Signal Regiment.

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

Luc Gagnon was appointed Vice-President, Manufacturing Operations in May 2003 and, in May 2007, he also took on the vice-presidency of the Global Services department. He is responsible for ensuring the smooth operation of all manufacturing activities, which include production, purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, as well as material resources. In addition, he must ensure that there is an ongoing and efficient relation between the manufacturing process and the end customer. Prior to his nomination in 2003, Mr. Gagnon held the position of Production Director since 2000. Before joining EXFO, he had similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for MITEL from 1985 to 1993. Luc Gagnon holds a bachelor's degree in electrical engineering and master's degree in engineering, both from the Université de Sherbrooke, in Canada.

Germain Lamonde, a founder of EXFO, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test, service assurance and analytics markets. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Université Laval in Quebec City, to name a few. Mr. Lamonde has also been involved in numerous charity organizations such as United Way and served as honorary President for the Leucan Shaved Head initiative for the Quebec City Region. Germain Lamonde holds a bachelor's degree in engineering physics from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Claudio Mazzuca was appointed Vice-President, Systems and Services in March 2012. Prior to this appointment, he held the role of Director of EXFO's Transport and Datacom business unit since 2006. In this role, he was responsible for the development and execution of business and product strategy for this business unit, which now is a leading player in the Ethernet and next-generation packet transport test market segments. Mr. Mazzuca began his career as a systems engineer for Nortel Networks, where he worked on the launch of the highly successful 10G High-Speed Transport and DWDM product line, and later on Nortel's Preside Network Management solution. He then moved to technology startup Hyperchip Systems as Senior Product Manager, focusing on the development of large-scale metro and core IP routers and switches, and associated OEM components. In 2004, he joined EXFO's Transport and Datacom business unit as Product Line Manager for the next-generation SONET/SDH products, and in 2005, was promoted to Group Manager for the entire Transport and Datacom product line. Claudio Mazzuca holds a bachelor's degree in electrical engineering from Concordia University and a master's degree in business from McGill University in Montreal.

Philippe Morin was appointed Chief Operating Officer (COO) of EXFO in November 2015. He is responsible for EXFO's global sales leadership, market development, marketing, product management and technology strategy. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. Previously, he was Ciena's Senior Vice-President of the Global Products Group and held a number of leadership roles at Nortel Networks including President of Metro Ethernet Networks, Vice-President and General Manager of Optical Networks, as well as having held positions in sales, marketing and product management in North America and Europe. Altogether, Mr. Morin has more than 25 years of experience in the telecommunications industry. Philippe Morin holds a Bachelor of Electrical Engineering degree from Laval University in Quebec City, Canada, and a Master of Business Administration (MBA) degree from McGill University in Montreal, Canada

Pierre Plamondon was appointed Vice-President, Finance and Chief Financial Officer (CFO) of EXFO in January 1996. He is responsible for the accounting services, financial reporting, legal services, investor relations and information technology services. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Pierre Plamondon holds a bachelor's degree in business administration and a license in accounting, both from Université Laval in Quebec City. Mr. Plamondon is a member of the Quebec Chartered Professional Accountants Order. He is currently a director of Urbanimmersive Inc., a public company listed on the TSX Venture Exchange. Over the years, he has been a member of the Board of Directors of several non-profit organizations among which the Fondation de l'Université Laval and SOVAR Inc. (Société de valorisation des applications de la recherche de l'Université Laval).

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

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services. He was, until October 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister. Prior to that, he has been Director of Planning and Assistant Director of Social Programs at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance – Montreal, an organization regrouping financial institutions in the Province of Quebec. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Michael Scheppke was appointed EXFO's Vice-President, Sales – APAC in October 2016. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across APAC regions. Michael developed his expertise working in our industry in both the USA and Asia. Following several years at HP and Agilent, he spent a significant part of his career at Ixia where he held various senior roles. He has developed and executed the go-to-market strategy for their network monitoring business in APAC by successfully leading diverse sales teams, and expending sales coverage with channel partners. Michael holds a bachelor of science degree in electrical engineering from the University of Florida.

Lee Huat (Joseph) Soo was appointed EXFO's Vice-President of Asia Sales in December 2011. He is responsible for managing telecom sales, both direct and indirect, and for the execution of sales strategies in the Asian market. As a member of the Strategy and Management Committees, he also develops corporate strategy for EXFO. Mr. Soo has extensive market knowledge and sales experience in the telecom industry, as he has been leading Asia Pacific sales teams for major test and measurement providers for the last fifteen (15) years. Namely, he was Vice-President of Asia Pacific Sales at Fluke Networks from 2010 to 2011. Prior to that, he was Executive Vice-President of Rohde & Schwarz Asia Pacific Regional, where he held various management and sales positions at different Rohde & Schwarz locations since he began there in 1997. Earlier on, Mr. Soo began his career as a Senior EMC Engineer at Astec Power Pte Ltd in 1990. Lee Huat (Joseph) Soo is fluent in English and Chinese and has lived both in Asia and the US. He holds a Bachelor of Science degree from the University of Minnesota─Twin Cities and has attended several executive MBA courses at the Singapore Institute of Management. Mr. Soo will remain with EXFO until the end of November 2016.

Willem Jan te Niet was appointed Vice-President, Sales – EMEA in August 2016. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across Europe, the Middle East and Africa. Prior to joining EXFO, Wim was on the senior management teams for global leaders such as Citrix Systems, Equinix, Ericsson-LG and Nortel.  He brings considerable expertise in the areas of cloud, networking and big data mobile analytics.  Wim also has more than 20 years of experience in managing sales teams and executing successful business development strategies with wireline and mobile operators. Wim holds a master of science degree in business administration from the University of Groningen.

Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Prior to his current role at Juniper, he was the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Dana Yearian was appointed EXFO's Vice-President, Sales – Americas in March 2007. Prior to this appointment, Mr. Yearian held the position of Vice-President, Telecom Sales, North America. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across North, Central and South America regions. From 2005 to 2006, Mr. Yearian held senior executive sales positions at Spirent Communications Service Assurance division. In 2003, he founded The Katrixx Group, which provided consulting and contracting services to high-technologies companies. Before founding this company, Mr. Yearian worked as Vice-President of Sales at Acterna Corp. (from 1991 to 2003), where he led both North American and International sales and support operations. Prior to working for Acterna, Mr. Yearian held various executive positions, namely at Toshiba America, Silicon Sensors (Advanced Photonix, Inc.) and Impell Corporation (ABB Ltd.). Dana Yearian holds a bachelor's degree in electrical engineering from the Illinois Institute of Technology in Chicago, and has completed MBA course work at DePaul University, also in Chicago, Illinois, USA.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation's executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2016.

The following is a discussion of the compensation arrangements with the Corporation's Chief Executive Officer ("CEO"), Chief Operating Officer ("COO"), Chief Financial Officer ("CFO") and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000, (collectively with the CEO, COO and CFO, the "Named Executive Officers" or "NEOs"). The NEOs for the financial year ended August 31, 2016 were Mr. Germain Lamonde (CEO), Mr. Philippe Morin (COO), Mr. Pierre Plamondon (Vice-President, Finance and CFO), Mr. Jon Bradley (Vice-President, Sales — Europe Middle East and Africa) and Mr. Dana Yearian (Vice-President, Sales — Americas).

Members of the Human Resources Committee

During the financial year ended August 31, 2016, the Human Resources Committee was composed of:

•	Mr. François Côté (Chairman)
•	Mr. Pierre-Paul Allard
•	Mr. Darryl Edwards
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered "independent", as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years and he is the Chairman of the Human Resources Committee of Lumenpulse Inc. Mr. Côté also holds a Bachelor's degree in Industrial Relations. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last thirty (30) years. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last forty (40) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation's executive officers, including the President and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee's goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Human Resources Committee is responsible for the review of employees' performance and approval of the identity of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2015 to August 31, 2016, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2015 to November 1, 2016, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee except Mr. Allard and Mr. Edwards, each of whom were absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2015 to November 1, 2016:

Meeting	Main Activities of the Human Resources Committee
October 7, 2015	●	Review of the Business Performance Measures results for the financial year ended August 31, 2015;
	●	Review of the Business Performance Measures for the financial year started September 1, 2015;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2015;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2015;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2015 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2015;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.
January 6, 2016	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2015;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2015, including the CEO objectives;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2015;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2015 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Global Compensation Review;
	●	Leadership program;
	●	Talent Management.
March 29, 2016	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2015 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2015;
	●	Review of the Key Human Capital Initiatives;
	●	Executive Compensation Review;
	●	Leadership program;
	●	Review of the selection criteria for Board Members;
	●	Review of the Talent Management.
June 29, 2016	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2015 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the Short-Term Incentive Plan of the remaining executive officers for the financial year started September 1, 2015;
	●	Update on the Global Compensation Review;
	●	Update on the Management Structure Review;
	●	Update on the Talent Management Review;
	●	Review of the Key Human Capital Initiatives.
October 12, 2016	●	Review of the Business Performance Measures results for the financial year ended August 31, 2016;
	●	Review of the Business Performance Measures for the financial year started September 1, 2016;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2016;
	●	Update on the Short-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2016;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2016 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2016;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

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

In 2016, the Corporation engaged Willis Towers Watson to perform an executive total compensation review (hereinafter in this Annual Report referred to as the "Target Compensation Positioning"). The compensation elements covered by the analysis were: base salary; target bonus; long-term incentive; perquisites and pension (hereinafter in this Annual Report referred to as the "Target Total Compensation"). Willis Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the executives' compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation's compensation policy. In 2016, eleven (11) executive positions were covered by the executive total compensation review, eight (8) located in Canada and three (3) outside of Canada.

In 2015, the Corporation relied on the benchmarking activities and on the work accomplished in previous years. In 2013 and 2014, as in 2016, Willis Towers Watson was engaged to perform the Target Compensation Positioning as described in the above paragraph. Willis Towers Watson also provided recommendations regarding the short-term incentive and long-term incentive compensation design of the Corporation and assessed the competitiveness of the compensation offered to the independent Directors of the Board and proposed changes to ensure alignment with market practices.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2016, this practice continued and certain compensation adjustments were made as have been made in previous years. Notably, in 2012, the Human Resources Committee, after the evaluation of the share ownership of the CEO, determined that the CEO should no longer receive equity-based compensation within his compensation since the share ownership of the CEO is sufficient and equity-based compensation is no longer reasonably considered as an incentive to performance. Accordingly, it was decided that the base salary of the CEO would be adjusted over a period of four (4) years starting from the financial year started September 1, 2012.

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

For the financial year that ended on August 31, 2016, the Human Resources Committee retained the services of Willis Towers Watson for an analysis on executive officers' compensation.

For the financial years that ended on August 31, 2015 and 2016, the Corporation also retained the services of Willis Towers Watson, Eckler, 37-2 Conseil Inc. (now Normandin Beaudry), Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, Mercer, Morneau Shepell, OPEX Conseils, SMA Transformation, and SPB Organizational Psychology for services which were not related to executive compensation. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States, Finland and United Kingdom. The services provided by Eckler related to defined contribution pension plan analysis, retirement policy, governance and communication to employees. The services provided by 37-2 Conseil Inc. (now Normandin Beaudry) and OPEX Conseils concerned various work related to the logistic and the administration of compensation of sales employees including improvement of processes. The services provided by Aon related to the access to compensation data and surveys for sales employees in various countries. The Corporation retained the services of Great Place to Work for culture audit services. The services provided by Lee Hecht Harrison Knightsbridge and Morneau Shepell related to outplacement services.

The Corporation consulted Mercer for assistance with compensation data for expatriate employees and assistance with the compliance of the Pay Equity Act established by the Government of Quebec, Canada. The Corporation consulted SMA Transformation for assistance with employees' training. The Corporation consulted SPB Organizational Psychology for tests before promoting. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Willis Towers Watson, Eckler, 37-2 Conseil Inc. (now Normandin Beaudry), Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, Mercer, Morneau Shepell, OPEX Conseils, SMA Transformation and SPB Organizational Psychology for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation's directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2015 and 2016 were as follows:

Type of Fee	Financial 2015 Fees	Percentage of Financial 2015 Fees	Financial 2016 Fees	Percentage of Financial 2016 Fees
Executive Compensation - Related Fees	CA$0,00	0%	CA$28,734	28%
All Other Fees	CA$115,333	100%	CA$175,202	72%
Total	CA$115,333	100%	CA$203,936	100%

Benchmarking

For the purpose of assessing the competitiveness of the Target Total Compensation of senior executives, the Corporation considered compensation data from a comparator group including private and publicly-traded companies of comparable size and similar industry, operations in multiple countries and attracting similar profiles of employees, professionals and experts. The comparator group has been revised in 2016 with the guidance and advice from Willis Towers Watson.

•
Canada executives: For the executives based in Canada, the Corporation used the following comparator group: 5N Plus Inc., ACCEO Solutions, AgJunction Inc, Atos IT Services and Solutions, Inc., Avigilon Corporation, Callian Technologies Ltd., Ciena, COM DEV International Ltd., Constellation Software inc., Evertz Technologies Ltd., GTECH, Open Text Corporation, Redline Communications Group Inc., Sandvine Corporation, Sierra Wireless Inc., Smart Technologies Inc., Vecima Networks Inc., Vidéotron Ltée and Wi-Lan Inc.

•
United States executives: For the executives based in the United States, the Corporation used the following comparator group: AMETEK, Avangate, BMC Software, CDK Global, Communications Systems, Crown Castle, Intelsat, Itron, Keysight Technologies, Laird Technologies, MTS Systems, Plexus, SAS Institute, SunGard Data Systems, Teradata, TomTom, Total System Services, Truphone, Verint Systems.

•
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: BAE Systems Applied Intelligence, COLT Telecom, Flextronics, Fujitsu, Irdeto, McCain Foods, PepsiCo, Premier Food Group, QinetiQ, Qualcomm, Rentokil Initial, Talk Talk Group, Viacom.

•
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: A.Menarini Asia-Pacific, Abbott Laboratories, AbbVie, Accenture, ACE Asia Pacific Services, ACE Insurance, ACE Life Insurance Company Ltd, ACR Capital Holdings, AIA Company, Aimia, Alcatel-Lucent, Amazon.com, ANZ Banking Group, ASML, AstraZeneca, Avanade, Aviva Ltd, AXA Insurance Singapore, AXA Life Insurance Singapore, Bank of New York Mellon, Baxter, Beckman Coulter, Becton Dickinson, BHP Billiton, Bio-Rad Laboratories, Biosensors, BT Global Services, Cerebos Pacific Limited, Chubb Pacific Underwriting, Cigna, CommScope, DHL, DHL Express, DHL GBS, DHL Global Forwarding, DHL Mail, DHL Supply Chain, Discovery Communications, Experian, Federal Insurance Company, Fujitsu, GE Energy, GE Healthcare, General Electric, Great Eastern Life Insurance, Hap Seng Consolidated, HSBC Holdings, IHS Global, IMI, Ingenico, Intel, Intercontinental Hotels Group, International Flavors & Fragrances, ITT Corporation, Johnson & Johnson, Lexmark, Liberty Insurance, M1 Limited, Manulife, MasterCard, Merck KGaA, Microsoft, Molex, MSD International GMBH (Singapore Branch), National Australia Bank, NBC Universal, NCR, Overseas Assurance Corporation, Pfizer, Pramerica Financial Asia HQ, Proximus, Prudential Assurance Company, Prudential Services, QBE Insurance, Qualcomm, Reinsurance Group of America, RELX Group, Rio Tinto, Roche Pharmaceuticals, Sabre Holdings, Sealed Air, Smiths Group, Spirax Sarco, Standard Chartered Bank, StarHub, Starwood Hotels & Resorts, Straits Developments, Swiss Reinsurance International, Teva Pharmaceutical Industries, Thermo Fisher Scientific, Trayport, TUI, UBS, Unilever, United Overseas Bank, Verizon, Zurich Insurance Company, Zurich Life Insurance.

To be considered in the comparator group, a company had to meet the following specific criteria:

a)	Similar industry: Technology Hardware and Equipment, Telecommunications Equipment and Services or Software and Services; and

b)
Comparable in size: revenues under CA$1 billion. Only one publicly traded company had revenues above the equivalent of CA$1 billion. The compensation market comparison is done using the regression analysis which is a method to predict the "size-adjusted" competitive level of compensation to reflect the size of the Corporation in relation to that of the other companies of the reference group. This method mitigates the impact that larger companies may have on the competitive compensation levels for the Corporation.

The Corporation also participates in two (2) major surveys on an annual basis and accordingly is permitted to purchase the results in order to continue the benchmarking of our compensation on a regular basis. The first one is Willis Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada, USA, UK, Finland and Lebanon. The other one is Radford (AON) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.

Guiding Principles for Compensation of Executive Officers

The Corporation's executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation's long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four (4) principles:

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

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long-Term Incentive Plan on the fifth business day following the public release of the Corporation's financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination of directors' process.

Risk-Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation's compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2016, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2016, the Human Resources Committee did not identify any risks associated with the Corporation's executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012 the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management's knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2016. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation's legal counsel's office any transaction concerning the Corporation's securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation's 2016 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation's 2016 executive compensation program.

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

Short-Term Incentive Compensation

The Short-Term Incentive Plan ("STIP"), or the Sales Incentive Plan ("SIP") for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation's financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the "Business Performance Measures") as well as the achievement of individual performance objectives ("Individual Performance Measures"). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies. The Individual Performance Measures only apply to executive officers and directors' levels of the Corporation.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive's base salary ("Annual Incentive Target"). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2016 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, CEO	65.0%
Philippe Morin, COO	50.0%
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley, Vice-President, Sales — EMEA	70.0%
Dana Yearian, Vice-President, Sales — Americas	89.0%

Short-Term Incentive Plan

The STIP awards (for executive officers not in sales force) are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

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

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	17.85%	US$232.6 million
Adjusted EBITDA (3)	45%	30.52%	US$22.0 million
Quality (4)	15%	12.75%	95%
Net Promoter Score (5)	5%	5.88%	70%
On-time delivery (4)	5%	4.22%	96.5%
Total	100%	71.22%

(1)
The corporate Adjusted EBITDA result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

(2)
For consolidated revenues metric, results will be based on the achievement from 25% to 125%, calculated on a pro-rated basis, from the revenues attained in the previous financial year (US$222.1 million) up to the target defined at the beginning of the financial year (US$252.5 million).

(3)
For Adjusted EBITDA metric, results will be based on the achievement from 25% to 125%, calculated on a pro-rated basis, from the Adjusted EBITDA attained in the previous financial year (US$13.8 million) up to the target defined at the beginning of the financial year (US$33.1 million).

(4)
For quality and on-time delivery metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 50% and 91.7%, respectively, up to the annual target defined at the beginning of the financial year and from 100% to 150% of the weight from such annual target to the maximum threshold of 125% and 99.7%, respectively.

(5)
For Net Promoter Score metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 45% up to the annual target defined at the beginning of the financial year and from 100% to 150% of the weight from such annual target to the maximum threshold of 72%.

The Individual Performance Measures are determined annually by the executive's supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive's supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive's performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2016 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures[1]	Weight (from 0% to 160%)	Result (%)
Financial objectives
Corporate revenues	From 0% to 35%	25.70%
Corporate EBITDA	From 0% to 55%	17.85%
Strategic contribution
Merger and Acquisition activities aiming towards a Solutions oriented company	From 0% to 20%	18.00%
Establishment and implementation of a strategic plan that will result in revenue growth in identified services and products family	From 0% to 20%	15.50%
Customer Satisfaction	From 0% to 15%	11.63%
Employee Satisfaction	From 0% to 15%	13.50%
Total		102.18%
Total of Business Performance Measures (71.22%) X Individual Performance Measures (102.18%)		72.77%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

Philippe Morin, COO
Elements of Individual Performance Measures		Weight (from 0% to 150%)	Result (%)
Financial objectives	Weight	From 0% to 70%	49.30%
Corporate EBITDA	40%
Corporate revenues	30%
Strategic contribution	Weight	From 0% to 80%	52.27%
Expending corporate revenues, profitability and positioning in selected strategic markets	30%
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	30%
Positioning and transforming the Corporation to allow significant growth in Corporate EBITDA and revenues	20%
Total			101.57%
Total of Business Performance Measures (71.22%) X Individual Performance Measures (101.57%)			72.34%

Pierre Plamondon, Vice-President, Finance and CFO
Elements of Individual Performance Measures		Weight (from 0% to 150%)	Result (%)
Financial objectives	Weight	From 0% to 70%	49.64%
Corporate EBITDA	40%
Corporate revenues	30%
Strategic contribution	Weight	From 0% to 80%	73.10%
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	30%
Maintaining the highest standard and compliance in the Corporation's financial reporting; internal controls and corporate governance; corporate development and risk management	30%
Delivering a Strategic Contribution and Support in the Corporation's information technology management, investors relations and legal services	20%
Total			122.74%
Total of Business Performance Measures (71.22%) X Individual Performance Measures (122.74%)			87.41%

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

Jon Bradley, Vice-President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	73,382	68,245
Bonus on Billings (2)	20,013	19,188
Bonus on Strategic Sales Objectives (3)	30,020	26,210
Long-Term Expansion Bonus (4)	10,007	9,376
Total	133,422	123,019

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

(2)
The amount of bonus for the attainment of the billings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 100% of the quarterly billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus and capped to 150% of achievement.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 100% of the annual bookings targets of the specific product lines defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the specific product lines bookings targets for the territory of the EMEA above 100% is also payable.

(4)	The amount of bonus for the contribution margin growth targets for the territory of the EMEA in fiscal year 2017 is based on the percentage of such growth from above 5% to 15%.

Dana Yearian, Vice-President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	124,979	113,142
Bonus on Billings (2)	31,245	30,628
Bonus on Strategic Sales Objectives (3)	33,849	19,470
Long-Term Expansion Bonus (4)	18,226	18,226
Total	208,299	181,465

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

(2)
The amount of bonus for the attainment of the billings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 100% of the quarterly billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus and capped to 150% of achievement.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 100% of the annual bookings targets of the specific product lines defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the specific product lines bookings targets for the territory of the Americas above 100% is also payable.

(4)	The amount of bonus for the contribution margin growth targets for the territory of the Americas in fiscal year 2017 is based on the percentage of such growth from above 5% to 15%.

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the Long-Term Incentive Plan (the "LTIP") for directors, officers, employees and other persons or companies providing ongoing management or consulting services ("Consultants") of the Corporation and its subsidiaries and ii) the Deferred Share Unit Plan (the "DSU plan") for non-employee directors of the Corporation.

Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, the LTIP is designed to provide directors, officers, employees and Consultants who provide services on a continuous basis with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation's shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the CEO who, as of August 31, 2012, is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The LTIP was amended in January 2005 and more recently in January 2016. Based on the recommendations of the Human Resources Committee, the LTIP was amended in January 2016 to better protect the interests of the directors, employees and officers (or their legal representatives) in circumstances of death, permanent disability and retirement. The terms of certain early vesting conditions and option period pursuant to the LTIP were modified as further detailed at the end of this section.

The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations. The Board of Directors or the Human Resources Committee may, at any time, with the prior approval of the competent regulatory authorities, amend, suspend or terminate the LTIP in whole or in part. Accordingly, for the latest amendments in January 2016, the Corporation first submitted the LTIP's proposed changes and the applicable text of this Annual Report to the Toronto Stock Exchange and it is only once the proposed changes were accepted that the amendments were submitted to the Human Resources Committee for approval and to the Board of Directors for ratification. Any material amendment (including an increase in the maximum number of Subordinate Voting Shares covered by options or Restricted Share Units under the LTIP) or a reduction in the subscription price of an option (other than for standard anti-dilution purposes) or a change in the terms of a Restricted Share Unit award shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation. In addition to the foregoing, any material amendment to an award held by an insider, including a change in the subscription price or expiry date, shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation, other than votes attaching to shares beneficially owned by the insider. A material amendment to an award held by an insider does not include an accelerated expiry of an award or change of the time during which an award may first be exercised or vested or change of the time of an award, or any part thereof, will become exercisable or vest. The shareholders' approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Subordinate Voting Shares are issued following the exercise of options and the vesting of Restricted Share Units pursuant to the amended terms prior thereto.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares or the equivalent in cash to participating directors, officers, employees and consultants. Since January 6, 2016, the settlement of RSUs is made only by the issuance of Subordinate Voting Shares from treasury and are no longer settled from purchases on the secondary market or from payment of the equivalent in cash. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities.

During the financial year ended August 31, 2016, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the CEO since the end of the financial year ended August 31, 2012, is entitled to receive RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, COO	50.0%	(2)
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley Vice-President, Sales ─ EMEA	42.5%
Dana Yearian, Vice-President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.
(2)	Current year base salary since he did not have a base salary for the previous year.

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

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2016, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section "Summary Compensation Table" hereof, all of the NEOs, with the exception of the CEO as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation's objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2016 there were no options granted and none outstanding.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any RSU issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2016, there were a total of 1,702,397 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.03 (CA$4.73) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 11.6% of the Corporation's issued and outstanding voting shares as of November 1, 2016. From this total, 3,816,126 Subordinate Voting Shares have been issued and 1,861,524 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 10.4% of the Corporation's issued and outstanding voting shares as of November 1, 2016, leaving 628,503 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 1.2% of the issued and outstanding voting shares as of November 1, 2016. All of the Subordinate Voting Shares covered by options that expire or are cancelled become reserved Subordinate Voting Shares for the purposes of options or RSUs that may be subsequently granted under the terms of the LTIP. No participant shall hold in total options to purchase and RSUs representing more than 5% of the number of Subordinate Voting Shares issued and outstanding from time to time. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares reserved for issuance pursuant to options and RSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The maximum number of Subordinate Voting Shares that may be issued to insiders, within a one (1) year period, shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares and any one insider together with such insider's associates shall not be issued, within a one-year period, a number of Subordinate Voting Shares exceeding 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation. Options vest at a rate as determined by the Board of Directors. Options may be exercised in whole or in part once vested. Options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2016	October 15, 2015	36,900	3.23	50% on each of the third and fourth anniversary dates of the grant.
	November 9, 2015	109,890	3.43
	January 13, 2016	151,400	3.00
	July 7, 2016	2,500	3.30
	August 15, 2016	10,000	3.33
	October 15, 2015	206,373	3.23

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	November 9, 2015	54,945	3.43
	Total	572,008
August 31, 2015	October 16, 2014	29,150	3.71	50% on each of the third and fourth anniversary dates of the grant.
	January 14, 2015	163,400	3.55
	March 31, 2015	5,000	3.78
	July 2, 2015	12,299	3.27
	October 16, 2014	197,726	3.71

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	July 2, 2015	1,946	3.27
	Total	409,521
August 31, 2014	October 16, 2013	36,950	5.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2014	132,000	4.36
	July 3, 2014	29,502	4.77
	October 16, 2013	138,233	5.28

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	336,685
August 31, 2013	October 16, 2012	30,006	5.06	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2013	145,750	5.61
	October 16, 2012	140,404	5.06

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	316,160
August 31, 2012	October 18, 2011	23,000	5.43	50% on each of the third and fourth anniversary dates of the grant.
	January 17, 2012	8,321	6.61
	January 18, 2012	122,000	6.47
	January 23, 2012	7,576	6.55
	April 3, 2012	2,571	7.06
	October 18, 2011	163,651	5.43

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	January 23, 2012	6,330	6.55
	April 3, 2012	1,429	7.06
	Total	334,878

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

With the exceptions mentioned under the section entitled "Termination and Change of Control Benefits", unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder's employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries for any reason other than death or permanent disability. Before January 6, 2016, the LTIP provides that in the event of retirement or disability, any option held by an employee lapses thirty (30) days after the date of any such disability or retirement. Nevertheless, in case of retirement or early retirement of an officer or employee, the Board of Directors or the Human Resources Committee may at its own discretion extend the period an option will lapse in accordance with the terms of the LTIP. In the event of death, any option held by the optionee lapses six (6) months after the date of death. Since January 6, 2016, in the event of permanent disability, as defined under the LTIP, any option held by the optionee lapses six (6) months after the date of permanent disability. In the event of death or permanent disability, the option shall become exercisable no later than the date of termination by reason of death or permanent disability of the employee or the officer.

With the exceptions mentioned under the section entitled "Termination and Change of Control Benefits", unless otherwise determined by the Board of Directors, any RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Before January 2016, the LTIP provides that any RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries: (i) for reasons not related to cause; (ii) because of death or permanent disability; or (iii) retirement. The LTIP was amended in January 2016 so that any RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP was also amended in January 2016 so that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the RSU holder, the RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of an RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which an RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option or RSU may first be exercised or the time during which an option or RSU or any part thereof will become exercisable.

The full text of the LTIP including the latest amendments of January 2016 is included in our 2016 Annual Information Form on Form 20-F under Exhibit 4.55, which will be available on or before November 28, 2016 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the U.S.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2015 to November 1, 2016, was 817,577 having a weighted average fair value at the time of grant of US$3.46 (CA$4.60) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At November 1, 2016, there were a total of 1,702,397 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.03 (CA$4.73) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2016.

During the financial year ended August 31, 2016, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	109,890	19.21%	3.43	November 9, 2015	50% on each of the third and fourth anniversary dates of the grant.
	54,945	9.61%	3.43	November 9, 2015

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	29,046	5.08%	3.23	October 15, 2015

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Jon Bradley	26,575	4.65%	3.23	October 15, 2015

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	30,058	5.25%	3.23	October 15, 2015

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
(4)
Those RSUs granted in the financial year ended August 31, 2016 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation's IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2018; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2018. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2019.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2016:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one (1) individual)	53,261	3.43%	5.43
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (twelve (12) individuals)	893,467	57.59%	4.11

Option Grants in Last Financial Year

There were no options to purchase the Corporation's Subordinate Voting Shares granted during the financial year ended August 31, 2016 and thereafter until November 1, 2016. As at November 1, 2016, there were no option granted and none outstanding.

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

The Deferred Share Unit Plan may be amended or terminated at any time and from time to time by the Board of Directors, with the prior approval of the competent regulatory authorities, provided that any such amendment or termination does not in any way infringe upon any rights of participants in respect of DSUs previously credited to the account of participants. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are converted and paid in Subordinate Voting Shares that are either purchased on the open market or issued by the Corporation until January 2016 and since then they are issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 11.6% of the total issued and outstanding voting shares.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2016 was 44,970. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2016, there were a total of 159,127 DSUs credited and outstanding pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.00 (CA$4.65).

During the financial year ended August 31, 2016, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
44,970	3.33	149,750	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2016:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	159,127	100%	636,508	4.00

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2016, 44,970 DSUs and 572,008 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 11.6% of the Corporation's issued and outstanding voting shares as at November 1, 2016. As at November 1, 2016, the number of Subordinate Voting Shares reserved for future issuance is 628,503 representing 1.2% of the Corporation's issued and outstanding voting shares as at November 1, 2016.

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

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2012, January 2013, October 2013, January 2014, October 2014, January 2015, October 2015, January 2016 and October 2016.

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

From September 1, 2015 until November 1, 2016, 13,202 Stock Appreciation Rights ("SARs") were exercised.

During the financial year ended August 31, 2016, 7,800 SARs were granted to employees. As at August 31, 2016, there were 33,500 SARs outstanding.

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

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the "DPSP") for certain eligible Canadian resident employees, including NEOs but excluding the Corporation's CEO, under which the Corporation may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 2014) of an employee's gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2014, 2015 and 2016 amounted to US$1,451,000, US$1,492,000 and US$1,374,000, respectively. The amounts contributed to the DPSP are invested at the employee's will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife) (previously Standard Life), the Corporation's fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee's current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant's current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2014, 2015 and 2016, the Corporation made aggregate contributions of US$616,000, US$628,000 and US$622,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2016 Performance and Compensation

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

The following table highlights the NEOs early vesting achievement in accordance with the Corporation's LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 16, 2012	October 17, 2016	0%
October 16, 2013	October 17, 2016	0%

(1)	The vesting schedules are provided in the table under the heading "Long-Term Incentive Plan".

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

Compensation Elements	2016	2015	2014	Three-Year Total
Cash
Base Salary	CA$700,000	CA$615,332	CA$557,767	CA$1,873,099
Short-Term Incentive	CA$331,115	CA$101,022	CA$214,300	CA$646,437
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$1,031,115	CA$716,354	CA$772,067	CA$2,519,536
Pension Value	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$1,031,115	CA$716,354	CA$772,067	CA$2,519,536
Annual Average	–	–	–	CA$839,845
Total Market Capitalization (CA$ millions) as at August 31 (1)	231.9	217.6	286.6	245.4
Total Cost as a % of Market Capitalization	0.44%	0.33%	0.27%	0.34%

(1)	In fiscal year 2015, the Corporation redeemed 6,521,739 subordinate voting shares under the Substantial Issuer Bid.

Summary Compensation Table of Named Executive Officers

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes, as applicable, the Canadian, US and Singapore dollar and British pound value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Germain Lamonde, President and CEO	2016	527,188 (US) 700,000 (CA)	– –	(US) (CA)	–	249,371 331,115	(US) (CA)	–	–	–		776,559 1,031,115	(US) (CA)
	2015	508,833 (US) 615,332 (CA)	– –	(US) (CA)	–	83,537 101,022	(US) (CA)	–	–	–		592,370 716,354	(US) (CA)
	2014	517,313 (US) 557,767 (CA)	– –	(US) (CA)	–	198,757 214,300	(US) (CA)	–	–	–		716,070 772,067	(US) (CA)
Philippe Morin, COO	2016	296,905 (US) (6) 394,231 (CA)	564,844 749,999	(US) (CA)	–	107,388 142,589	(US) (CA)	–	–	6,879 9,135	(US) (CA)	976,016 1,295,954	(US) (CA)
Pierre Plamondon, Vice-President, Finance and CFO	2016	221,502 (US) 294,110 (CA)	91,220 121,122	(US) (CA)	–	82,291 109,266	(US) (CA)	–	–	9,064 12,035	(US) (CA)	404,077 536,533	(US) (CA)
	2015	235,665 (US) 284,990 (CA)	95,847 115,907	(US) (CA)	–	31,095 37,603	(US) (CA)	–	–	12,212 14,768	(US) (CA)	374,819 453,268	(US) (CA)
	2014	252,938 (US) 272,718 (CA)	100,465 108,321	(US) (CA)	–	69,448 74,879	(US) (CA)	–	–	11,667 12,579	(US) (CA)	434,518 468,497	(US) (CA)
Jon Bradley, Vice-President, Sales — EMEA	2016	179,973 (US) 238,968 (CA) 124,739 (£)	85,837 113,975 59,494	(US) (CA) (£)	–	123,019 163,344 85,264	(US) (CA) (£)	–	–	–		388,829 516,287 269,497	(US) (CA) (£)
	2015	193,664 (US) 234,198 (CA) 124,739 (£)	83,579 101,072 53,833	(US) (CA) (£)	–	78,315 94,706 50,442	(US) (CA) (£)	–	–	–		355,558 429,976 229,014	(US) (CA) (£)
	2014	200,594 (US) 216,280 (CA) 121,459 (£)	71,402 76,986 45,740	(US) (CA) (£)	–	116,563 125,678 70,579	(US) (CA) (£)	–	–	–		388,559 418,944 237,778	(US) (CA) (£)
Dana Yearian, Vice-President, Sales — Americas	2016	233,465 (US) 309,995 (CA)	97,087 128,913	(US) (CA)	–	181,465 240,949	(US) (CA)	–	–	7,049 9,360	(US) (CA)	519,066 689,217	(US) (CA)
	2015	228,439 (US) 276,251 (CA)	95,369 115,330	(US) (CA)	–	156,372 189,100	(US) (CA)	–	–	7,049 8,525	(US) (CA)	487,229 589,206	(US) (CA)
	2014	224,400 (US) 241,948 (CA)	93,329 100,627	(US) (CA)	–	140,579 151,573	(US) (CA)	–	–	7,049 7,601	(US) (CA)	465,357 501,749	(US) (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3278 = US$1.00 for the financial year ended August 31, 2016, CA$1.2093 = US$1.00 for the financial year ended August 31, 2015 and CA$1.0782 = US$1.00 for the financial year ended August 31, 2014. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6931 = US$1.00 for the financial year ended August 31, 2016, £0.6441 = US$1.00 for the financial year ended August 31, 2015 and £0.6055 = US$1.00 for the financial year ended August 31, 2014 and the conversion from US dollars to Canadian dollars is made as described above.

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

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the Financial Year Ended August 31, 2016 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2017 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2016 (i) ($)
Germain Lamonde	‒ ‒	(US) (CA)	249,371 331,115	(US) (CA)	249,371 331,115	(US) (CA)
Philippe Morin	‒ ‒	(US) (CA)	107,388 142,589	(US) (CA)	107,388 142,589	(US) (CA)
Pierre Plamondon	‒ ‒	(US) (CA)	82,291 109,266	(US) (CA)	82,291 109,266	(US) (CA)
Jon Bradley	63,591 84,436 44,075	(US) (CA) (£)	59,428 78,908 41,189	(US) (CA) (£)	123,019 163,344 85,264	(US) (CA) (£)
Dana Yearian	98,141 130,312	(US) (CA)	83,324 110,637	(US) (CA)	181,465 240,949	(US) (CA)

        (i)  Refer to note 2 above.
(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan", the 401K plan as detailed under section "Compensation Discussion and Analysis – 401K plan", as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP and Mr. Bradley did not participate.

(6)
This amount represents the salary paid to Mr. Philippe Morin from November 9, 2015 to August 31, 2016 which is based on an annual salary of US$376,563 (CA$500,000) for the financial year ended August 31, 2016.

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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2016, if any, including those granted before August 31, 2016.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised "in-the-money" Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	53,261	175,761	–
Philippe Morin	–	–	–	–	164,835	543,956	–
Pierre Plamondon	–	–	–	–	113,679	375,141	–
Jon Bradley	–	–	–	–	88,547	292,205	–
Dana Yearian	–	–	–	–	106,756	352,295	–

(1)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No stock options were exercised during the financial year ended August 31, 2016 by the NEOs having outstanding option-based awards of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2016, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2016, if any. In the financial year that ended August 31, 2016, all of the options granted to an NEO were exercisable.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	132,457	249,371
Philippe Morin	‒	107,388
Pierre Plamondon	64,581	82,291
Jon Bradley	51,214	123,019
Dana Yearian	61,406	181,465

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2016 (as indicated under the "Summary Compensation Table").

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

The Corporation has an employment agreement with Mr. Philippe Morin, the Corporation's Chief Operating Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Morin's employment without cause, Mr. Morin will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Morin's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting of all stock options and RSUs.

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

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2016, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	1,748,061 2,292,850	(US) (5) (CA)	1,748,061 2,292,850	(US) (CA)	175,761 230,620	(US) (6) (CA)
Philippe Morin	496,315 651,026	(US) (CA)	925,170 1,213,736	(US) (CA)	–
Pierre Plamondon	419,202 549,926	(US) (CA)	836,459 1,097,294	(US) (CA)	–
Jon Bradley	306,092 401,544 233,035	(US) (CA) (£)	705,963 926,094 537,467	(US) (CA) (£)	–
Dana Yearian	411,503 539,821	(US) (CA)	974,690 1,278,586	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2016 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde's evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled "Long-Term Incentive Compensation – Long-Term Incentive Plan" for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.3116 = US$1.00 as of August 31, 2016. The aggregate amount for UK resident has been converted from British Pounds to US dollars based upon a foreign exchange rate of £0.7613 = US$1.00 as of August 31, 2016.

(3)	"Change of Control" is defined as a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2016 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2016 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled – "Outstanding share-based awards and option-based awards".

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2016 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan are described herein under the section entitled "Long-Term Incentive Compensation – Deferred Share Unit Plan".

Annual Retainer for Directors (1)	CA$57,000	(2)	US$42,928	(3)
Annual Retainer for Lead Director	CA$8,000		US$6,025	(3)
Annual Retainer for Audit Committee Chairman	CA$8,000		US$6,025	(3)
Annual Retainer for Audit Committee Members	CA$4,000		US$3,013	(3)
Annual Retainer for Human Resources Committee Chairman	CA$6,000		US$4,519	(3)
Annual Retainer for Human Resources Committee Members	CA$3,000		US$2,259	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer for Directors in form of DSUs except Mr. Randy E. Tornes who elected to receive 100% of his Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. Randy E. Tornes is US$57,000 (CA$75,685).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3278 = US$1.00 for the financial year ended August 31, 2016.

In the financial year ended August 31, 2016, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)		Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Pierre-Paul Allard	62,272 82,684	(US) (CA)	–	–	–	–	–	62,272 82,684	(US) (CA)
François Côté	54,366 72,187	(US) (CA)	–	–	–	–	–	54,366 72,187	(US) (CA)
Darryl Edwards	50,318 66,813	(US) (CA)	–	–	–	–	–	50,318 66,813	(US) (CA)
Claude Séguin	51,212 68,000	(US) (CA)	–	–	–	–	–	51,212 68,000	(US) (CA)
Randy E. Tornes	62,272 82,685	(US) (CA)	–	–	–	–	–	62,272 82,685	(US) (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3278 = US$1.00 for the financial year ended August 31, 2016 except for compensation amounts paid to Mr. Pierre-Paul Allard and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	28,500 37,842	(US) (CA)	33,772 44,842	(US) (CA)	62,272 82,684	(US) (CA)
François Côté (ii)	21,464 28,500	(US) (CA)	32,902 43,687	(US) (CA)	54,366 72,187	(US) (CA)
Darryl Edwards (ii)	21,464 28,500	(US) (CA)	28,854 38,313	(US) (CA)	50,318 66,813	(US) (CA)
Claude Séguin (ii)	21,464 28,500	(US) (CA)	29,748 39,500	(US) (CA)	51,212 68,000	(US) (CA)
Randy E. Tornes (iii)	57,000 75,685	(US) (CA)	5,272 7,000	(US) (CA)	62,272 82,685	(US) (CA)

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2016, if any, including awards granted before August 31, 2016.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Pierre-Paul Allard	48,883	161,314	‒
François Côté	10,809	35,670	–
Darryl Edwards	28,217	93,116	–
Claude Séguin	21,755	71,792	–
Randy E. Tornes	49,463	163,228	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

No Director holds outstanding option-based awards of the Corporation as at August 31, 2016. On September 15, 2016, Mr. Marier converted his 653 DSUs into 653 Subordinate Voting Shares of the Corporation.

Exercised Share-Based Awards

In the financial year that ended August 31, 2016, none of the DSUs of Directors vested with the exception of Mr. Guy Marier, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2016:

Name	Number of DSUs Converted	Aggregate Value Realized (US$) (1)
Guy Marier (2)	653	1,955

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Marier ceased to be a member of the Board of Directors as of January 7, 2015.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2016, or that may be issued, under the Corporation's LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation's shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, RSUs and DSUs (#) (a)	Weighted-Average Exercise Price of Outstanding Options, RSUs and DSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
LTIP – RSUs	1,551,555	n/a (1)	867,716
LTIP – Options	–	–
Deferred Share Unit Plan – DSUs	159,127	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of the Corporation's Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2016. It assumes that the initial value of the investment in the Corporation's Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2011. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in each period but the remaining three (3) named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section "Summary Compensation Table".

The Corporation's Stock Performance
 (September 1, 2011 to August 31, 2016)

	August 31,
	2011	2012	2013	2014	2015	2016
EXFO Subordinate Voting Shares (CA$)	$100	$70	$70	$70	$59	$63
S&P/TSX Composite Index (CA$)	$100	$94	$100	$123	$109	$115
NEOs' total compensation (in millions of CA$)	$2.7	$2.5	$2.3	$2.6	$2.6	$4.1

The line graph on the previous page reflects that EXFO underperformed the S&P/TSX Composite Index during the last five (5) years ended August 31, 2016. Total shareholder return for the Corporation decreased markedly in 2012, remained stable in 2013 and 2014, slipped again in 2015 and slightly recovered in 2016. Total shareholder return for the Index increased in financial 2013, 2014 and 2016, while it declined in 2012 and 2015. In fact, the Corporation's share price followed the same trend as the Index in 2012, 2015 and 2016; in 2013 and 2014, the Corporation's share price remained stable while the Index increased.

The Corporation was negatively impacted by the debt crisis in Europe in 2012, uneven macro-economic conditions in recent years and lower telecom spending. Its sales were also affected by global exchange rates, notably the increase of the US dollar versus a basket of currencies like the Canadian dollar and Euro in 2015 and 2016. The Index, meanwhile, suffered from the European financial crisis in 2012 and lower prices for natural resources in 2015, but it was less perturbed by unsteady macro-economic conditions from 2012 to 2014 and in 2016. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation's share price performance in 2012 and 2016, but not between 2013 and 2015. The following information should be considered when analyzing the chart:

•
The Corporation's share performance decreased from the financial year that began on September 1, 2011 to the financial year ended August 31, 2012. Total compensation received by the NEOs during this period was aligned with the decrease in the Corporation's share price.

•
Despite the relative stability of the Corporation's share price as at August 31, 2013 compared to the previous financial year, total compensation to the NEOs decreased. This decrease in NEOs compensation reflected financial results below expectations for financial 2013 and consequently was aligned with shareholders' interests.

•
The Corporation's share price remained relatively flat as at August 31, 2014 compared to the previous financial year, but total NEO compensation increased for that year. This rise in NEO compensation can be explained mainly by the progressive adjustment of the CEO's base salary, as he no longer received equity-based compensation, as well as adjustments to align executive compensation with the Target Compensation Positioning offered within a reference market of comparable companies similar in size to the Corporation. This was deemed necessary to maintain a competitive position within the marketplace and retain key executives.

•
The Corporation's share price decreased as at August 31, 2015 compared to the previous financial year, while total NEO compensation as expressed in Canadian dollars remained flat for the same period. It should be noted, however, three out of five NEOs were remunerated in currencies other than the Canadian dollar. On a constant currency basis, total NEO compensation would have decreased by about CA$100,000 year-over-year. As a result, total compensation received by the NEOs for this period was aligned with share price performance.

•
The Corporation's share performance increased from September 1, 2015 to August 31, 2016. Total compensation received by the NEOs during this period also increased but at a higher rate than the Corporation's share price. It should be noted that the Corporation hired an executive to the newly created position of Chief Operating Officer in the early part of the financial year, which also contributed to the increase in total compensation received by the NEOs during this period.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors' Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled "Short Term Incentive Compensation." Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled "Long-Term Incentive Plan".

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. We maintain a Directors' and officers' liability insurance policy, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by the Corporation's officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$103,000 from September 30, 2016 to September 30, 2017, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.	Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 11, 2017. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

GERMAIN LAMONDE

  St-Augustin-de-Desmaures,
   Quebec, Canada
  Director since September 1985
  Not Independent (Management)
  Principal Occupation:
  Chairman of the Board of Directors,
  President and Chief Executive Officer
  of the Corporation

Germain Lamonde, a founder of EXFO, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test, service assurance and analytics markets. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Université Laval in Quebec City, to name a few. Mr. Lamonde has also been involved in numerous charity organizations such as United Way and served as honorary President for the Leucan Shaved Head initiative for the Quebec City Region. Germain Lamonde holds a bachelor's degree in engineering physics from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors			6/6	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)		Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2) and RSUs (US$)
August 31, 2016	4,316,247 (4)	31,643,000 (5)	53,261		36,012,508	118,841,276

(1)	From September 1, 2015 until November 1, 2016, Mr. Lamonde attended five (5) board meetings in person and one (1) board meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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
Director since September 2008
Independent
Principal Occupation:
Senior Vice-President, Worldwide Sales and
President Global Field Operations,
Check Point Software Technologies Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Check Point Software Technologies Inc. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Check Point. Prior to joining Check Point in July 2016, Mr. Allard led the go to market and sales teams at Avaya Inc. for 4 years. Prior to this, he worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sun life Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Telfer School of Management. Pierre-Paul Allard holds a bachelor's and masters' degree in business administration from the University of Ottawa, Canada.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 4/5 4/5 4/5	83% 80% 80% 80%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	8,000	48,883	56,883	187,714

(1)	Check Point Software Technologies Inc. is an international provider of software products for IT security, including network security, endpoint security, data security and security management
(2)	From September 1, 2015 until November 1, 2016, Mr. Allard attended four (4) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya and Lumenpulse Inc. (LMP) as well as the Advisory Board of the McGill Centre for the Convergence of Health and Economics (MCCHE). He is also Chairman of the Board for Norda Stelo, Vice-President of the Board of the Foundation Dr. Julien and Board member of the Fondation Martin Matte. In June 2013, Mr. Côté was named Honourary Lieutenant-Colonel of the Canadian Armed Forces' 34th Signal Regiment.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 5/5 5/5 5/5	83% 100% 100% 100%	Lumenpulse Inc.
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	3,000	10,809	13,809	45,570

(1)	From September 1, 2015 until November 1, 2016, Mr. Côté attended five (5) board meetings in person and no board meeting by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

ANGELA LOGOTHETIS
Bath United Kingdom Proposed nominee for Director to the January 2017 shareholders' meeting Independent Principal Occupation: Vice-President, Head of Technology and Services Amdocs (1)

Angela Logothetis has more than 25 years of international experience in the telecommunications industry. She has been strategically engaged in the industry's major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past 10 years. Ms. Logothetis is the Head of Network Strategy, Technology and Services for Amdocs. Amdocs is the market leader in customer experience software solutions and services for the world's largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice-President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of NSW, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	N/A N/A N/A N/A	N/A N/A N/A N/A	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	–	–	–	–

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	Ms. Logothetis, if elected, will join our Board of Directors on January 11, 2017. Hence, from September 1, 2015 until November 1, 2016, Ms. Logothetis did not attend any meetings.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Special Advisor to the Founder and Executive Chairman, CGI Group Inc. (1)

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services. He was, until October 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister. Prior to that, he has been Director of Planning and Assistant Director of Social Programs at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance – Montreal, an organization regrouping financial institutions in the Province of Quebec. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	–	21,755	21,755	71,792

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	From September 1, 2015 until November 1, 2016, Mr. Séguin attended five (5) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President, Strategic Alliances, Juniper Networks (1)

Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Prior to his current role at Juniper, he was the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 5/5 5/5 4/5	83% 100% 100% 80%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	–	49,463	49,463	163,228

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	From September 1, 2015 until November 1, 2016, Mr. Tornes attended four (4) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

a)
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

b)
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

c)
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

d)
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

From September 1, 2015 through November 1, 2016, the Board met a total of six (6) times. Each member attended all meetings except for Mr. Allard, Mr. Côté and Mr. Tornes who were absent at one (1) meeting.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in October 2016, the Audit Committee reviewed and amended the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2016, the audit committee is composed of five independent Directors: Pierre-Paul Allard, François Côté, Darryl Edwards, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Claude Séguin.

From September 1, 2015 through November 1, 2016, the Audit Committee met a total of five (5) times. Each member attended all meetings except for Mr. Allard and Mr. Edwards who were absent at one (1) meeting.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2014, the Human Resources Committee reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to our 2014 Annual Report and is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2016, the human resources committee is composed of five (5) independent Directors: Pierre-Paul Allard, François Côté, Darryl Edwards, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is François Côté.

From September 1, 2015 through November 1, 2016, the Human Resources committee met a total of five (5) times and all members attended all meetings except Mr. Allard and Mr. Edwards who were absent at one (1) meeting.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the chief executive officer, the chief financial officer, the director of investor relations, the director of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2015 through November 1, 2016, five (5) meetings of independent Directors without management occurred and all members attended all meetings except Mr. Allard, Mr. Edwards and Mr. Tornes who were absent at one (1) meeting. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 ("MI 52‑110"). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2016 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading "Nominees for Election as Directors and their Beneficial Ownership of Voting Securities".

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

We adopted in March 2005, and are updating on a regular basis, a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors and amended it in order to comply with the TSX Rules in March 2016. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

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

As of November 1, 2016, we had a total of 1,551 employees, up from a total of 1,499 on November 1, 2015. We have 722 employees in Canada, primarily based in Quebec, and 829 employees based outside of Canada. 598 are involved in research and development, 341 in manufacturing, 302 in sales and marketing, 190 in general administrative positions and 120 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only our 90 manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement through "Syndicat des employé(e)s d'EXFO". We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable "in-the-money" and "out-the-money" options and the beneficial ownership of our share capital as at November 1, 2016 by our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2016				Total Subordinate Voting Shares Beneficially Owned (1)		Multiple Voting Shares Beneficially Owned (1)			Total Percentage of Voting Power
				"In-the-money"		Out-the-money
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	4,316,247	(2)	18.93	–	*	–	*	4,316,247	18.93	31,643,000	(3)	100	94.55
Philippe Morin	–		*	–	*	–	*	–	*	–		–	*
Pierre Plamondon	127,951	(4)	*	–	*	–	*	127,951	*	–		–	*
Pierre-Paul Allard	8,000		*	–	*	–	*	8,000	*	–		–	*
François Côté	3,000		*	–	*	–	*	3,000	*	–		–	*
Darryl Edwards	–		*	–	*	–	*	–	*	–		–	*
Claude Séguin	–		*	–	*	–	*	–	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Jon Bradley	–		*	–	*	–	*	–	*	–		–	*
Dana Yearian	34,181		*	–	*	–	*	34,181	*	–		–	*
Other executive officers as a group	66,463		*	–	*	–	*	66,463	*	–		–	*
All of our Directors and executive officers as a group	4,555,842		19.98	–	*	–	*	4,555,842	19.98	31,643,000		100	94.62

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2016 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.
(2)	The number of shares held by Germain Lamonde includes 4,000,000 subordinate voting shares held of record by G. Lamonde Investissements financiers Inc.
(3)	The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers Inc.
(4)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.

There are no options outstanding as at November 1, 2016.

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2016.

	DSUs				RSUs
Name	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–		–	–	53,261	(3)	3.13%	5.43
Philippe Morin	–		–	–	109,890	(4)	6.46%	3.43
	–		–	–	54,945	(5)	3.23%	3.43
	–		–	–	47,529	(6)	2.79%	4.01
Pierre Plamondon	–		–	–	19,740	(7)	1.16%	5.06
	–		–	–	19,839	(8)	1.17%	5.28
	–		–	–	27,729	(9)	1.63%	3.71
	–		–	–	29,046	(10)	1.71%	3.23
	–		–	–	25,162	(6)	1.48%	4.01
Pierre-Paul Allard	48,883	(11)	30.72%	4.31	–		–	–
François Côté	10,809	(11)	6.79%	3.32	–		–	–
Darryl Edwards	28,217	(11)	17.73%	4.25	–		–	–
Claude Séguin	21,755	(11)	13.67%	3.86	–		–	–
Randy E. Tornes	49,463	(11)	31.09%	3.75	–		–	–
Jon Bradley	–		–	–	271	(3)	0.02%	5.43
	–		–	–	3,140	(7)	0.18%	5.06
	–		–	–	5,961	(8)	0.35%	5.28
	–		–	–	14,028	(9)	0.82%	3.71
	–		–	–	21,848	(10)	1.28%	3.23
Dana Yearian	–		–	–	15,322	(3)	0.90%	5.43
	–		–	–	17,994	(7)	1.06%	5.06
	–		–	–	17,676	(8)	1.04%	5.28
	–		–	–	25,706	(9)	1.51%	3.71
	–		–	–	30,058	(10)	1.77%	3.23
	–		–	–	24,744	(6)	1.45%	4.01
Other executive officers as a group	–		–	–	26,801	(3)	1.57%	5.43
	–		–	–	109,834	(6)	6.45%	4.01
	–		–	–	70,626	(7)	4.15%	5.06
	–		–	–	69,470	(8)	4.08%	5.28
	–		–	–	98,804	(9)	5.80%	3.71
	–		–	–	120,694	(10)	7.09%	3.23
	–		–	–	6,330	(12)	0.37%	6.55
	–		–	–	1,429	(13)	0.08%	7.06
	–		–	–	2,200	(14)	0.13%	5.61
	–		–	–	3,850	(15)	0.23%	4.36
	–		–	–	5,000	(16)	0.29%	3.55
	–		–	–	1,946	(17)	0.11%	3.27
	–		–	–	2,500	(18)	0.15%	3.00
	–		–	–	10,000	(19)	0.59%	3.33
	–		–	–	4,000	(20)	0.23%	4.01
Total	159,127		100%	4.00	1,097,373		64.46%	4.11

	DSUs			RSUs
Name	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
All of the directors and executive officers as a group	–	–	–	95,655	(3)	5.62%	5.43
	–	–	–	109,890	(4)	6.46%	3.43
	–	–	–	54,945	(5)	3.23%	3.43
	–	–	–	207,269	(6)	12.18%	4.01
	–	–	–	111,500	(7)	6.55%	5.06
	–	–	–	112,946	(8)	6.63%	5.28
	–	–	–	166,267	(9)	9.77%	3.71
	–	–	–	201,646	(10)	11.84%	3.23
	–	–	–	6,330	(12)	0.37%	6.55
	–	–	–	1,429	(13)	0.08%	7.06
	–	–	–	2,200	(14)	0.13%	5.61
	–	–	–	3,850	(15)	0.23%	4.36
	–	–	–	5,000	(16)	0.29%	3.55
	–	–	–	1,946	(17)	0.11%	3.27
	–	–	–	2,500	(18)	0.15%	3.00
	–	–	–	10,000	(19)	0.59%	3.33
	–	–	–	4,000	(20)	0.23%	4.01
Total	159,127	100%	4.00	1,097,373		64.46%	4.11

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

(4)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in November 2015.
(5)
Those RSUs will vest on the fifth anniversary date of the grant in November 2015 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(6)
Those RSUs will vest on the fifth anniversary date of the grant in October 2016 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

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

(18)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2016.
(19)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in August 2016.
(20)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in October 2016.

Escrowed Securities

To our knowledge as at November 1, 2016, 793,070 subordinate voting shares of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2016 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	4,316,247	18.93%	94.55%
Fiducie Germain Lamonde (3)	1,900,000	6.00%	–	–	5.60%
G. Lamonde Investissements Financiers Inc. (4)	29,743,000	94.00%	4,000,000	17.54%	88.86%
EdgePoint Investment Group, Inc.	–	–	4,193,500	18.39%	1.24%
Renaissance Technologies	–	–	1,282,700	5.63%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2016 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies have maintained majority ownership. Mr. Lamonde converted five million multiple voting shares into subordinate voting shares in fiscal 2011 and sold one million of those subordinate voting shares on the open market. (Only subordinate voting shares can be traded on the open market). According to publicly available information, EdgePoint Investment Group remains EXFO's second-largest shareholder with 4.2 million subordinate voting shares or 18,4% of the public float. Renaissance Technologies holds 5.6% of the public float (1.3 million shares).

As at November 14, 2016, 22,799,383 subordinate voting shares were outstanding. Approximately 95.56% (21,787,090) of our subordinate voting shares were held in bearer form and the remainder (1,012,293 subordinate voting shares) was held by 222 record holders. As at November 14, 2016, we believe approximately 60.24% of our outstanding subordinate voting shares were held in the United States.

B.	Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

From September 1, 2015 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, "Financial Statements" for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2016		2015		2014

Export Sales	$214,566	92%	$202,367	91%	$211,324	92%
Domestic Sales	18,027	8	19,722	9	19,482	8
	$232,583	100%	$222,089	100%	$230,806	100%

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

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks. This acquisition was settled for a total consideration of approximately $8.5 million, excluding acquisition-related costs. The consideration paid consisted of $5 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2011 to August 31, 2012	8.23	4.56	8.24	4.59
September 1, 2012 to August 31, 2013	5.90	4.00	5.86	4.14
September 1, 2013 to August 31, 2014	5.70	4.13	5.88	4.51
September 1, 2014 to August 31, 2015	4.40	2.45	4.92	3.32
September 1, 2015 to August 31, 2016	4.32	2.57	5.44	3.61

September 1, 2014 to November 30, 2014 (2015 1st Quarter)	4.40	3.26	4.80	3.63
December 1, 2014 to February 28, 2015 (2015 2nd Quarter)	3.80	3.17	4.70	3.68
March 1, 2015 to May 31, 2015 (2015 3rd Quarter)	3.94	3.29	4.92	3.99
June 1, 2015 to August 31, 2015 (2015 4th Quarter)	3.54	2.45	4.40	3.32

September 1, 2015 to November 30, 2015 (2016 1st Quarter)	3.43	2.77	4.55	3.61
December 1, 2015 to February 29, 2016 (2016 2nd Quarter)	3.42	2.57	4.51	3.70
March 1, 2016 to May 31, 2016 (2016 3rd Quarter)	4.32	2.85	5.44	3.85
June 1, 2016 to August 31, 2016 (2016 4th Quarter)	4.08	3.16	5.25	4.12

May 2016	4.18	3.70	5.23	4.94
June 2016	4.08	3.46	5.25	4.47
July 2016	3.61	3.27	4.53	4.27
August 2016	3.70	3.16	4.48	4.12
September 2016	3.72	3.42	4.90	4.41
October 2016	4.40	3.75	5.83	4.98
November 2016	4.45	4.15	6.00	5.69
(until November 14)

C.	Markets

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

On November 14, 2016, the last reported sale price for our subordinate voting shares on the NASDAQ National Market was US$4.35 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$5.86 per share.

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

The following tables summarize the forward exchange contracts in effect as at August 31, 2016, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

US dollars – Canadian dollars forward exchange contracts

	Years ending August 31,
	2017	2018	2019

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$22,200	$9,900	$1,900
Weighted average contractual forward rates	1.2784	1.3367	1.3639

US dollars – Indian rupees forward exchange contracts

Year ending August 31, 2017

Forward exchange contracts to sell US dollars in exchange for Indian rupees
Contractual amounts	$3,800
Weighted average contractual forward rate	70.92

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4.2 million and $140,00 as at August 31, 2015 and 2016.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2016 and for which such risk is charged to earnings:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$13,090	€2,927
Accounts receivable	32,224	5,963
	45,314	8,890
Financial liabilities
Accounts payable and accrued liabilities	14,251	1,081
Forward exchange contracts (nominal amount)	4,000	‒
	18,251	1,081
Net exposure	$27,063	€7,809

In addition to these assets and liabilities, we have derivatives financial liabilities for our outstanding forward exchange contracts in the amount (nominal value) of $29.9 million and $33.8 million as at August 31, 2015 and 2016 respectively, for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3116 = US$1.00 as at August 31, 2016.

The value of the Canadian dollar compared to the euro was CA$1.4601 = €1.00 as at August 31, 2016.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2016:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by and $2.4 million, or $0.04 per diluted share, as at August 31, 2016.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $830,000 or $0.02 per diluted share, as at August 31, 2016.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $2.2 million as at August 31, 2016.

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

Cash

As at August 31, 2016, our cash balances included an amount of $23.3 million that bears interest at a rate of 1.2%.

Short-term investments

As at August 31, 2016, our short-term investments, in the amount of $4.1 million, consist of a term deposit of $2.7 million denominated in Canadian dollars, bearing interest at an annual rate of 1.5%, maturing in May 2017 and of term deposits of $1.4 million denominated in Indian rupees, bearing interest at annual rates of 6.0% to 7.3%, maturing on different dates between November 2016 and October 2018.

Due to their short-term maturity, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income. Based on market value, the fair value of our short-term investments amounted to $4.1 million as at August 31, 2016.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable, other assets and accounts payable are financial instruments whose carrying value approximates their fair value due to their relatively short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2016, our short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1.7 million as at August 31, 2016.

In fiscal 2016, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2016 (in thousands of US dollars):

Current	$40,494
Past due, 0 to 30 days	1,286
Past due, 31 to 60 days	868
Past due, more than 60 days, less allowance for doubtful accounts of $1,669	2,428
Total trade accounts receivable	$45,076

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our derivative and non-derivative financial liabilities as at August 31, 2016 (in thousands of US dollars):

	0-12 months	13-24 months	25-36 Months

Accounts payable and accrued liabilities	$36,099	$–	$–
Forward exchange contracts
Outflow (nominal amount)	26,000	9,900	1,900
Inflow	(25,653)	(10,089)	(1,976)
Total	$36,446	$(189)	$(76)

As at August 31, 2016, we had $47.3 million in cash and short-term investments and $47.6 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $14.9 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $21.6 million for foreign currency exposure related to our forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at the end of the period covered by this Annual Report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that these disclosure controls and procedures are effective as at August 31, 2016.

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

Management conducted an evaluation of the effectiveness of EXFO's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO's internal control over financial reporting was effective as at August 31, 2016.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of EXFO's internal control over financial reporting at August 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

Audit Fees

During the financial years ended August 31, 2015 and 2016, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $426,000 and $415,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2015 and 2016, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $83,000 and $45,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements.

Tax Fees

During the financial years ended August 31, 2015 and 2016, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $124,000 and $154,000 respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2015 and 2016.

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

During the financial year ended on August 31, 2016, 100% of tax fees were approved by the Audit Committee pursuant to this policy. During the financial year ended on August 31, 2016, only full-time permanent employees of our principal accountant, PricewaterhouseCoopers LLP, performed work to audit our financial statements.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On March 25, 2015, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on March 27, 2015 and ended on March 26, 2016 ("2015 NCIB"). From September 1, 2015 to March 26, 2016, we had repurchased for cancellation 62,642 shares under that program for an aggregate net purchase price of $185,000.

On March 29, 2016, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of our issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on April 1, 2016 and will end on March 31, 2017. As of the date of this filing, this program is still in effect ("2016 NCIB").

From September 1, 2015 through November 14, 2016, we spent approximately US$1.6 million (including fees) to repurchase 452,550 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From September 1, 2015	‒	‒	‒	‒	1,265,851
To September 30, 2015
From October 1, 2015	200	3.00	‒	200	1,265,651
To October 31, 2015
From November 1, 2015	‒	‒	‒	‒	1,265,651
To November 30, 2015
From December 1, 2015	‒	‒	‒	‒	1,265,651
To December 31, 2015
From January 1, 2016	41,291	2.87	4.05	41,291	1,224,360
To January 31, 2016
From February 1, 2016	21,151	2.99	4.16	21,151	1,203,209
To February 29, 2016
From March 1, 2016	‒	‒	‒	‒	1,203,209
To March 26, 2016
From March 27, 2016	‒	‒	‒	‒	‒
To March 31, 2016
From April 1, 2016	‒	‒	‒	‒	900,000
To April 30, 2016
From May 1, 2016	54,369	3.94	5.06	54,369	845,631
To May 31, 2016
From June 1, 2016	‒	‒	‒	‒	845,631
To June 30, 2016
From July 1, 2016	213,840	3.41	4.47	213,840	631,791
To July 31, 2016
From August 1, 2016	121,699	3.38	4.42	121,699	510,902
To August 31, 2016
From September 1, 2016	‒	‒	‒	‒	510,902
To September 30, 2016
From October 1, 2016	‒	‒	‒	‒	510,902
To October 31, 2016
From November 1, 2016	‒	‒	‒	‒	510,902
To November 14, 2016
Total	452,550			452,550	510,902

Item 16F.	Change in Registrant's Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation's corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ National Market. A copy of the Corporation's Corporate Governance Policies is included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibit 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.3, 11.4, 11.10, 11.11 and 11.12, to our 2013 Annual Report on Form 20-F, as Exhibit 11.6 to our 2014 Annual Report and as Exhibits 11.5, 11.7 and 11.8 to this Annual Report on Form 20-F.

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

4.51	Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated January 8, 2014 (incorporated by reference to EXFO's report on Form 6-K dated January 9, 2014, file No. 000-30895).

Number	Exhibit
4.52	Final results of Issuer Bid Tender Offer, dated February 20, 2015 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated February 24, 2015, file No. 000-30895).
4.53	Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated March 25, 2015 (incorporated by reference to EXFO's report on Form 6-K dated March 25, 2015, file No. 000-30895).
4.54	Nomination of Mr. Philippe Morin as Chief Operation Officer, dated August 26, 2015 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated August 28 2015, file No. 000-30895).
4.55
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and effective January 12, 2005 (incorporated by reference to Exhibit 4.35 of EXFO's Annual Report on Form 20-F dated November 29, 2005, File No. 000-30895) and amended in January 2016 and effective January 6, 2016

4.56	Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated April 1, 2016 (incorporated by reference to EXFO's report on Form 6-K dated March 30, 2016, file No. 000-30895).
8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
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

EXFO INC.

By:   /s/ Germain Lamonde
Name:   Germain Lamonde
Title:  Chairman of the Board, President
        and Chief Executive Officer

Date:  November 28, 2016

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries' 2016, 2015 and 2014 consolidated financial statements and their internal control over financial reporting as at August 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2016 and August 31, 2015 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2016 and August 31, 2015 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at August 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting "Management's Annual Report on Internal Control over Financial Reporting" included in Item 15b) of the Annual Report on Form 20-F for the fiscal year ended August 31, 2016.

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

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Montréal, Quebec
November 28, 2016

1 CPA auditor, CA, public accountancy permit No. A119427

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2016	2015
Assets

Current assets
Cash	$43,208	$25,864
Short-term investments (note 5)	4,087	1,487
Accounts receivable (note 5)
Trade	45,076	48,068
Other	2,474	2,384
Income taxes and tax credits recoverable (note 18)	4,208	3,855
Inventories (note 6)	33,004	27,951
Prepaid expenses	3,099	2,801

	135,156	112,410

Tax credits recoverable (note 18)	34,594	35,625
Property, plant and equipment (notes 7 and 20)	35,978	35,695
Intangible assets (notes 8 and 20)	3,391	4,096
Goodwill (notes 8 and 20)	21,928	21,860
Deferred income tax assets (note 18)	7,681	8,900
Other assets	589	416

	$239,317	$219,002
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$37,174	$34,126
Provisions	299	427
Income taxes payable	971	779
Deferred revenue	9,486	7,647

	47,930	42,979

Deferred revenue	5,530	2,957
Deferred income tax liabilities (note 18)	2,857	1,524
Other liabilities	75	791

	56,392	48,251
Commitments (note 11)

Shareholders' equity
Share capital (note 12)	85,516	86,045
Contributed surplus	18,150	17,778
Retained earnings	127,833	118,933
Accumulated other comprehensive loss (note 13)	(48,574)	(52,005)

	182,925	170,751

	$239,317	$219,002

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Claude Séguin
Germain Lamonde	Claude Séguin
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2016	2015	2014

Sales (note 20)	$232,583	$222,089	$230,806

Cost of sales (1) (note 16)	87,066	85,039	86,836
Selling and administrative (note 16)	82,169	82,200	86,429
Net research and development (note 16)	42,687	44,003	44,846
Depreciation of property, plant and equipment (note 16)	3,814	4,835	4,995
Amortization of intangible assets (note 16)	1,172	2,883	4,398
Interest and other income	(828)	(155)	(326)
Foreign exchange gain	(161)	(7,212)	(1,634)

Earnings before income taxes	16,664	10,496	5,262

Income taxes (note 18)	7,764	5,198	4,479

Net earnings for the year	$8,900	$5,298	$783

Basic net earnings per share	$0.17	$0.09	$0.01

Diluted net earnings per share	$0.16	$0.09	$0.01

Basic weighted average number of shares outstanding (000's)	53,863	56,804	60,329

Diluted weighted average number of shares outstanding (000's) (note 19)	54,669	57,457	61,015

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2016	2015	2014

Net earnings for the year	$8,900	$5,298	$783
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	707	(39,175)	(7,086)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	862	(5,583)	(618)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	2,797	2,107	959
Deferred income tax effect of gains/losses on forward exchange contracts	(935)	905	(91)

Other comprehensive income (loss)	3,431	(41,746)	(6,836)

Comprehensive income (loss) for the year	$12,331	$(36,448)	$(6,053)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 12)	225	–	–	–	225
Redemption of share capital (note 12)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 12)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	783	–	783
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive loss for the year					(6,053)

Balance as at August 31, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370

	Year ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 12)	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs (note 12)	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	5,298	–	5,298
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,448)

Balance as at August 31, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751

	Year ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751
Redemption of share capital (note 12)	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs (note 12)	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$127,833	$(48,574)	$182,925

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2016	2015	2014
Cash flows from operating activities
Net earnings for the year	$8,900	$5,298	$783
Add (deduct) items not affecting cash
Stock-based compensation costs	1,378	1,295	1,696
Depreciation and amortization	4,986	7,718	9,393
Deferred revenue	4,238	396	(804)
Deferred income taxes	1,578	565	891
Changes in foreign exchange gain/loss	(332)	(3,842)	(491)
	20,748	11,430	11,468
Changes in non-cash operating items
Accounts receivable	2,682	(10,828)	3,578
Income taxes and tax credits	939	(2,062)	1,447
Inventories	(4,713)	820	(734)
Prepaid expenses	(280)	(982)	210
Other assets	170	61	92
Accounts payable and accrued liabilities and provisions	4,882	8,132	3,832
Other liabilities	(65)	(87)	(107)
	24,363	6,484	19,786
Cash flows from investing activities
Additions to short-term investments	(3,546)	(20,067)	(34,222)
Proceeds from disposal and maturity of short-term investments	873	23,685	33,208
Purchases of capital assets (notes 7 and 8)	(4,356)	(5,933)	(7,931)
	(7,029)	(2,315)	(8,945)
Cash flows from financing activities
Repayment of long-term debt	‒	‒	(307)
Exercise of stock options (note 12)	‒	‒	225
Redemption of share capital (note 12)	(1,551)	(25,494)	(937)
	(1,551)	(25,494)	(1,019)

Effect of foreign exchange rate changes on cash	1,561	(6,932)	(1,087)

Change in cash	17,344	(28,257)	8,735
Cash – Beginning of year	25,864	54,121	45,386
Cash – End of year	$43,208	$25,864	$54,121

Supplementary information
Income taxes paid	$2,015	$1,491	$1,272

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the company) design, manufacture and market test, service assurance and analytics solutions for fixed and mobile network operators, communications service providers, web-scale operators as well as network equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 28, 2016.

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

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

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

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. The fair value of forward exchange contracts is determined using quoted prices and forward exchange rates at the balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales and operating expenses, accumulated changes in fair value of forward exchange contracts are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships, brand name and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand name, and four and eight years for software. None of the company's intangible assets were developed internally.

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

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2015 and 2016, the company had not capitalized any development costs.

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

As at August 31, 2015 and 2016, all significant leases of the company were classified as operating leases.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2014, 2015 and 2016. Entity-wide disclosures are presented in note 20.

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

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market.

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

New IFRS pronouncements not yet adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company will adopt this new standard on September 1, 2018. The company is currently assessing the impact that the new standard will have on its consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company is currently assessing the impact that the new standard will have on its consolidated financial statements and whether or not early adopt the new standard.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

3	Restructuring Charges

In the fourth quarter of fiscal 2015, the company implemented a restructuring plan to align its cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $1,637,000 for employees laid off during the fourth quarter of 2015 (notes 10 and 16). These expenses were fully paid in fiscal 2016.

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

No changes were made to the objectives and policies during the years ended August 31, 2015 and 2016.

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $222,756,000 and $231,499,000 as at August 31, 2015 and 2016 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2016

	Loans and receivable		Available for sale		Other financial liabilities		Derivatives used for hedging		Total

Financial assets
Cash		$43,208	$	‒	$	‒	$	‒	$43,208
Short-term investments	$	‒		$4,087	$	‒	$	‒	$4,087
Accounts receivable		$46,915	$	‒	$	‒	$	‒	$46,915
Other assets		$35	$	‒	$	‒	$	‒	$35
Forward exchange contracts	$	‒	$	‒	$	‒		$980	$980
Financial liabilities
Accounts payable and accrued liabilities	$	‒	$	‒		$36,099	$	‒	$36,099
Forward exchange contracts	$	‒	$	‒	$	‒		$1,120	$1,120

	As at August 31, 2015

	Loans and receivable		Available for sale		Other financial liabilities		Derivatives used for hedging		Total

Financial assets
Cash		$25,864	$	‒	$	‒	$	‒	$25,864
Short-term investments	$	‒		$1,487	$	‒	$	‒	$1,487
Accounts receivable		$50,452	$	‒	$	‒	$	‒	$50,452
Other assets		$103	$	‒	$	‒	$	‒	$103
Financial liabilities
Accounts payable and accrued liabilities	$	‒	$	‒		$29,029	$	‒	$29,029
Forward exchange contracts	$	‒	$	‒	$	‒		$4,154	$4,154

Fair value

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets approximates their carrying value due to their relatively short-term maturities.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2016				As at August 31, 2015
	Level 1		Level 2		Level 1		Level 2
Financial assets
Short-term investments		$4,087	$	‒		$1,487	$	‒
Forward exchange contracts	$	‒		$980	$	‒	$	‒

Financial liabilities
Forward exchange contracts	$	‒		$1,120	$	‒		$4,154

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

As at August 31, 2015 and 2016, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2015
September 2015 to August 2016	$20,200	1.1180
September 2016 to August 2017	8,000	1.1530
September 2017 to December 2017	1,600	1.2135
Total	$29,800	1.1326

As at August 31, 2016
September 2016 to August 2017	$22,200	1.2784
September 2017 to August 2018	9,900	1.3367
September 2018 to December 2018	1,900	1.3639
Total	$34,000	1.3002

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2015
September 2015 to July 2016	$3,900	66.41

As at August 31, 2016
September 2016 to August 2017	$3,800	70.92

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4,154,000 and $140,000 as at August 31, 2015 and 2016.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2016, forward exchange contracts in the amount of $635,000 are presented as current assets in other accounts receivable; forward exchange contracts in the amount of $345,000 are presented as long-term assets in other long-term assets; forward exchange contracts in the amount of $1,075,000 are presented as current liabilities in accounts payable; and accrued liabilities and forward exchange contracts in the amount of $45,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $277,000, included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2015, forward exchange contracts in the amount of $3,460,000 were presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $694,000 were presented as long-term liabilities in other long-term liabilities in the balance sheet.

Based on the portfolio of forward exchange contracts as at August 31, 2016, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $163,000.

For the years ended August 31, 2014, 2015 and 2016, the company recorded within its sales the following foreign exchange losses on forward exchange contracts:

	Years ended August 31,
	2016	2015	2014

Losses on forward exchange contracts	$2,651	$2,562	$909

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2015 and 2016 and for which such risk is charged to earnings:

	As at August 31,
	2016		2015

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$13,090	€2,927	$9,226	€3,448
Accounts receivable	32,224	5,963	39,102	4,488
	45,314	8,890	48,328	7,936
Financial liabilities
Accounts payable and accrued liabilities	14,251	1,081	12,873	1,047
Forward exchange contracts (nominal value)	4,000	–	3,800	–
	18,251	1,081	16,673	1,047
Net exposure	$27,063	€7,809	$31,655	€6,889

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $29,900,000 and $33,800,000 as at August 31, 2015 and 2016 respectively for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3157 = US$1.00 and CA$1.3116 = US$1.00 as at August 31, 2015 and 2016 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4755 = €1.00 and CA$1.4601 = €1.00 as at August 31, 2015 and 2016 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2015 and 2016:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $3,072,000, or $0.05 per diluted share, and $2,444,000, or $0.04 per diluted share, as at August 31, 2015 and 2016 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $834,000, or $0.01 per diluted share, and $830,000 or $0.02 per diluted share, as at August 31, 2015 and 2016 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,066,000 and $2,176,000 as at August 31, 2015 and 2016 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company's balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of the company's cost of sales and operating expenses are denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash and short-term investments.

Cash

As at August 31, 2015 and 2016, the company's cash balances included an amount of $10,783,000 and $23,277,000 respectively that bears interest at an annual rate of 1.0% and 1.2% respectively.

Short-term investments

Short-term investments consist of the following:

	As at August 31
	2016	2015

Term deposit denominated in Canadian dollars, bearing interest at an annual rate of 1.5%, maturing in May 2017	$2,668	$ ‒
Term deposits denominated in Indian rupees, bearing interest at annual rates of 6.0% to 7.3% in 2016 and 4.5% to 8.5% in 2015, maturing on different dates between November 2016 and October 2018 in 2016 and November 2015 and October 2018 in 2015	1,419	1,487
	$4,087	$1,487

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Due to their short-term maturity, the company's short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company's short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2016, the company's short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $852,000 and $1,669,000 as at August 31, 2015 and 2016 respectively.

For the years ended August 31, 2014, 2015 and 2016, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2016	2015

Current	$40,494	$38,806
Past due, 0 to 30 days	1,286	5,164
Past due, 31 to 60 days	868	1,027
Past due, more than 60 days, net of allowance for doubtful accounts of $852 and $1,669 as at August 31, 2015 and 2016, respectively	2,428	3,071
	$45,076	$48,068

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2016	2015

Balance – Beginning of year	$852	$396
Addition charged to earnings	817	504
Write-off of uncollectible accounts	‒	(48)
Balance – End of year	$1,669	$852

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company's derivative and non-derivative financial liabilities:

	As at August 31, 2016
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$36,099	$	‒	$	‒
Forward exchange contracts
Outflow	26,000		9,900		1,900
Inflow	(25,653)		(10,089)		(1,976)
Total	$36,446		$(189)		$(76)

	As at August 31, 2015
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$29,029	$	‒	$	‒
Forward exchange contracts
Outflow	24,100		8,000		1,600
Inflow	(21,082)		(7,011)		(1,476)
Total	$32,047		$989		$124

As at August 31, 2016, the company had $47,295,000 in cash and short-term investments and $47,550,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,932,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit totaling $21,567,000 for foreign currency exposure related to its forward exchange contracts (note 9).

6	Inventories

	As at August 31,
	2016	2015

Raw materials	$18,692	$15,972
Work in progress	1,067	998
Finished goods	13,245	10,981
	$33,004	$27,951

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $90,445,000, $88,098,000 and $89,058,000 for the years ended August 31, 2014, 2015 and 2016 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 16).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventory write-down amounted to $4,600,000, $4,066,000 and $3,678,000 for the years ended August 31, 2014, 2015 and 2016 respectively.

7	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2014	$5,222	$35,597	$38,970	$2,442	$82,231
Additions	‒	153	3,638	1,443	5,234
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(913)	(6,266)	(6,400)	(338)	(13,917)
Cost as at August 31, 2015	4,309	29,472	31,209	2,794	67,784
Additions	‒	201	3,626	226	4,053
Disposals	‒	(11)	(4,280)	(121)	(4,412)
Foreign currency translation adjustment	13	93	162	19	287
Cost as at August 31, 2016	$4,322	$29,755	$30,717	$2,918	$67,712

Accumulated depreciation as at September 1, 2014	$1,327	$6,984	$29,888	$1,252	$39,451
Depreciation for the year	51	485	3,919	380	4,835
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(236)	(1,514)	(4,595)	(88)	(6,433)
Accumulated depreciation as at August 31, 2015	1,142	5,943	24,213	791	32,089
Depreciation for the year	45	639	2,811	319	3,814
Disposals	‒	(11)	(4,258)	(121)	(4,390)
Foreign currency translation adjustment	5	31	136	49	221
Accumulated depreciation as at August 31, 2016	$1,192	$6,602	$22,902	$1,038	$31,734

Net carrying value as at:
August 31, 2015	$3,167	$23,529	$6,996	$2,003	$35,695
August 31, 2016	$3,130	$23,153	$7,815	$1,880	$35,978

As at August 31, 2015 and 2016, unpaid additions to property, plant and equipment amounted to $377,000 and $499,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships		Brand name		Software	Total

Cost as at September 1, 2014	$12,686		$5,979		$596	$12,925	$32,186
Additions	153		‒		‒	567	720
Disposals	(93)		‒		‒	(652)	(745)
Foreign currency translation adjustment	(2,225)		(1,044)		(104)	(2,112)	(5,485)
Cost as at August 31, 2015	10,521		4,935		492	10,728	26,676
Additions	147		‒		‒	313	460
Disposals	(6,414)		(4,935)		(492)	(310)	(12,151)
Foreign currency translation adjustment	48		‒		‒	112	160
Cost as at August 31, 2016	$4,302	$	‒	$	‒	$10,843	$15,145

Accumulated amortization as at September 1, 2014	$8,062		$5,346		$534	$10,951	$24,893
Amortization for the year	808		569		57	1,449	2,883
Disposals	(93)		‒		‒	(652)	(745)
Foreign currency translation adjustment	(865)		(980)		(99)	(2,507)	(4,451)
Accumulated amortization as at August 31, 2015	7,912		4,935		492	9,241	22,580
Amortization for the year	700		‒		‒	472	1,172
Disposals	(6,414)		(4,935)		(492)	(297)	(12,138)
Foreign currency translation adjustment	109		‒		‒	31	140
Accumulated amortization as at August 31, 2016	$2,307	$	‒	$	‒	$9,447	$11,754

Net carrying value as at:
August 31, 2015	$2,609	$	‒	$	‒	$1,487	$4,096
August 31, 2016	$1,995	$	‒	$	‒	$1,396	$3,391

Remaining amortization period as at August 31, 2016	3 years		‒		‒	4 years

Goodwill

	Years ended August 31,
	2016	2015

Balance – Beginning of year	$21,860	$26,488
Foreign currency translation adjustment	68	(4,628)
Balance – End of year	$21,928	$21,860

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the fourth quarter of fiscal 2015 and 2016, the company performed its annual goodwill impairment test for its two CGUs, EXFO and Brix. Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

	As at August 31,
	2016	2015

EXFO CGU	$8,663	$8,636
Brix CGU	13,265	13,224
Total	$21,928	$21,860

In performing the goodwill impairment review of both CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of the EXFO CGU, the company used a market approach, which is based on sales multiples within the range of 0.7 to 3.7 times sales, for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, the company also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.7 to 3.7 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of the company's sales and operations, the company also compared the carrying amount of the EXFO CGU to the company's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU. Based on this calculation, management calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.7 to 3.7 times range, as used in the company's market approach described above.

As the valuation techniques used by the company require the use of unobservable inputs, the recoverable amount of the company's CGUs is classified within Level 3 of the fair value hierarchy.

As at August 31, 2016, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of EXFO CGU and Brix CGU would equal their carrying value using sales multiples of 0.6 and 0.7 time sales respectively.

9	Credit Facilities

The company has lines of credit that provide for advances of up to CA$11,000,000 (US$8,387,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2016, an amount of CA$539,000 (US$411,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company's operations for its own selling and purchasing requirements. The company also has a line of credit that provides for advances of up to CA$6,500,000 (US$4,956,000). This line of credit bears interest at the Canadian prime rate.

In addition, the company has lines of credit totaling $23,672,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 5). As at August 31, 2016, an amount of $3,344,000 was reserved from these lines of credit.

Finally, the company has a line of credit of INR 120,805,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 5). As at August 31, 2016, an amount of INR 37,651,000 (US$561,000) was reserve from this line of credit.

Accounts receivable were pledged as collateral against all these lines of credit, which are also subject to a negative pledge whereby the company has agreed with the banks not to pledge its assets to any other party without its consent.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Accounts Payable and Accrued Liabilities

	As at August 31,
	2016	2015

Trade	$16,940	$14,402
Salaries and social benefits	16,188	11,088
Forward exchange contracts (note 5)	1,075	3,460
Restructuring charges (note 3)	‒	1,637
Other	2,971	3,539
	$37,174	$34,126

11	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2023. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2016	2015

No later than 1 year	$3,337	$2,112
Later than 1 year and no later than 5 years	3,876	3,620
Later than 5 years	1,037	1,766
	$8,250	$7,498

For the years ended August 31, 2014, 2015 and 2016, rental expenses amounted to $2,892,000, $2,845,000 and $2,728,000 respectively.

12	Share Capital

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837

Exercise of stock options (note 14)	–	–	52,800	225	225
Redemption of restricted share units (note 14)	–	–	425,620	–	–
Redemption of deferred share units (note 14)	–	–	38,010	–	–
Redemption of share capital	–	–	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,260	2,260

Balance as at August 31, 2014	31,643,000	1	28,703,750	111,490	111,491

Redemption of restricted share units (note 14)	–	–	229,559	–	–
Redemption of deferred share units (note 14)	–	–	48,697	–	–
Redemption of share capital	–	–	(6,889,972)	(26,827)	(26,827)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,381	1,381

Balance as at August 31, 2015	31,643,000	1	22,092,034	86,044	86,045

Redemption of restricted share units (note 14)	–	–	277,805	–	–
Redemption of deferred share units (note 14)	–	–	653	–	–
Redemption of share capital	–	–	(452,550)	(1,768)	(1,768)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,239	1,239

Balance as at August 31, 2016	31,643,000	$1	21,917,942	$85,515	$85,516

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

c)
On March 25, 2015, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The normal course issuer bid started on March 27, 2015, and ended on March 26, 2016. All shares repurchased under the bid were cancelled.

d)
On March 29, 2016, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of the issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on April 1, 2016, and will end on March 31, 2017, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid are cancelled.

13	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2013	$(3,582)	$159	$(3,423)
Foreign currency translation adjustment	(7,086)	–	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	250	250

Balance as at August 31, 2014	(10,668)	409	(10,259)
Foreign currency translation adjustment	(39,175)	–	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	(2,571)	(2,571)

Balance as at August 31, 2015	(49,843)	(2,162)	(52,005)
Foreign currency translation adjustment	707	‒	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	2,724	2,724

Balance as at August 31, 2016	$(49,136)	$562	$(48,574)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016	2015	2014

Stock-based compensation costs arising from equity-settled awards	$1,394	$1,323	$1,683
Stock-based compensation costs arising from cash-settled awards	(16)	(28)	13
	$1,378	$1,295	$1,696

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

The following table summarizes stock option activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016		2015		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	17,099	$6	87,454	$6	201,254	$6
Exercised	–	–	–	–	(52,800)	5
Forfeited	–	–	(2,000)	6	(4,500)	6
Expired	(17,099)	6	(68,355)	6	(56,500)	6
Outstanding – End of year	–	$–	17,099	$6	87,454	$6
Exercisable – End of year	–	$–	17,099	$6	87,454	$6

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of exercise of stock options for the years ended August 31, 2014 was $5.08.

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company's subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016	2015	2014

Outstanding – Beginning of year	1,299,958	1,225,135	1,333,092
Granted	572,008	409,521	336,685
Redeemed	(277,805)	(229,559)	(425,620)
Forfeited	(42,606)	(105,139)	(19,022)
Outstanding – End of year	1,551,555	1,299,958	1,225,135

None of the RSUs outstanding as at August 31, 2015 and 2016, were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2014, 2015 and 2016, amounted to $4.84, $3.63 and $3.23 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2014, 2015 and 2016, was $5.21, $3.60 and $3.03 respectively.

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

The following table summarizes DSU activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016	2015	2014

Outstanding – Beginning of year	114,810	117,701	119,908
Granted	44,970	45,806	35,803
Redeemed	(653)	(48,697)	(38,010)
Outstanding – End of year	159,127	114,810	117,701

As at August 31, 2016, none of the DSUs outstanding were redeemable. As at August 31, 2015, 653 outstanding DSUs were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2014, 2015 and 2016, amounted to $4.59, $3.38 and $3.33 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2014, 2015 and 2016, was $5.21, $3.49 and $3.04 respectively.

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

The following table summarizes stock appreciation rights activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016		2015		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding – Beginning of year	42,324	$1	39,874	$2	37,224	$3
Granted	7,800	–	6,150	–	7,150	–
Exercised	(12,927)	5	(500)	6	–	–
Expired	(1,500)	7	(2,000)	5	(4,500)	5
Forfeited	(2,197)	–	(1,200)	6	–	–
Outstanding – End of year	33,500	$1	42,324	$1	39,874	$2
Exercisable – End of year	14,000	$3	22,924	$3	22,374	$3

The liability arising from stock appreciation rights as at August 31, 2015 and 2016, amounted to $91,000 and $76,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

The following table summarizes information about outstanding stock appreciation rights as at August 31, 2016:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	19,500	8 years	–
$2.36	8,250	2 years	8,250
$3.74	4,000	3 years	4,000
$6.28	1,750	1 year	1,750
	33,500	6 years	14,000

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Related-Party Disclosures

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

Compensation of key management personnel

	Years ended August 31,
	2016	2015	2014

Salaries and short-term employee benefits	$3,701	$3,025	$3,627
Stock-based compensation costs	826	617	906
	$4,527	$3,642	$4,533

Key management personnel includes senior management and directors.

16	Statements of Earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2016	2015	2014

Gross research and development expenses	$47,875	$50,148	$52,423
Research and development tax credits and grants	(5,188)	(6,145)	(7,577)
Net research and development expenses for the year	$42,687	$44,003	$44,846

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2016	2015	2014

Cost of sales
Depreciation of property, plant and equipment	$1,290	$1,519	$1,522
Amortization of intangible assets	702	1,540	2,087
	1,992	3,059	3,609

Selling and administrative expenses
Depreciation of property, plant and equipment	501	524	951
Amortization of intangible assets	75	790	1,534
	576	1,314	2,485

Net research and development expenses
Depreciation of property, plant and equipment	2,023	2,792	2,522
Amortization of intangible assets	395	553	777
	2,418	3,345	3,299
	$4,986	$7,718	$9,393

Depreciation of property, plant and equipment	$3,814	$4,835	$4,995
Amortization of intangible assets	1,172	2,883	4,398
Total depreciation and amortization expenses for the year	$4,986	$7,718	$9,393

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2016	2015	2014

Salaries and benefits	$112,569	$114,868	$121,515
Restructuring charges	‒	1,637	‒
Stock-based compensation costs	1,378	1,295	1,696
Total employee compensation for the year	$113,947	$117,800	$123,211

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2016		2015	2014

Cost of sales	$	‒	$290	$	‒
Selling and administrative expenses		‒	586		‒
Net research and development costs		‒	761		‒
Total restructuring charges for the year	$	‒	$1,637	$	‒

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2016	2015	2014

Cost of sales	$107	$159	$191
Selling and administrative expenses	972	791	1,140
Net research and development expenses	299	345	365
Total stock-based compensation costs for the year	$1,378	$1,295	$1,696

17	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which funds Finnish companies' high technology, research and innovations. The company's eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event that a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2016, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the consolidated statements of earnings. For the years ended August 31, 2014, 2015 and 2016, the company recorded $1,348,000, $919,000 and $299,000 respectively, under that program in the consolidated statements of earnings.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 1, 2014) of an employee's gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2014, 2015 and 2016, amounted to $1,451,000, $1,492,000 and $1,374,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2014, 2015 and 2016, the company recorded cash contributions and expenses totaling $616,000, $628,000 and $622,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2016	2015	2014

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$4,499	$2,834	$1,421

Increase (decrease) due to:
Foreign income/loss taxed at different rates	(1,025)	482	(20)
Non-taxable (income)/loss	5	2,540	(540)
Non-deductible expenses	411	664	1,011
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	566	(3,641)	(547)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,702	2,556	3,013
Other	(394)	(237)	141
Income tax provision for the year	$7,764	$5,198	$4,479

	Years ended August 31,
	2016	2015	2014

The income tax provision consists of the following:

Current
Current income taxes	$6,186	$4,633	$3,588

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(2,124)	(1,991)	(2,122)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,702	2,556	3,013
	1,578	565	891
Income tax provision for the year	$7,764	$5,198	$4,479

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2016	2015

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$3,665	$3,512
Deferred income tax assets recoverable after 12 months	4,016	5,388
	7,681	8,900

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	645	398
Deferred income tax liabilities payable after 12 months	2,212	1,126
	2,857	1,524
Deferred income tax assets net	$4,824	$7,376

The changes in deferred income tax assets and liabilities for the year ended August 31, 2015 are as follows:

	Balance as at September 1, 2014	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity		Foreign currency translation adjustment	Balance as at August 31, 2015

Deferred income tax assets
Long-lived assets	$2,837	$468	$	‒	$(456)	$2,849
Provisions and accruals	3,938	260		905	(638)	4,465
Deferred revenue	1,638	(156)		‒	(174)	1,308
Research and development expenses	2,732	(17)		‒	(475)	2,240
Losses carried forward	7,406	(819)		‒	(36)	6,551

Deferred income tax liabilities
Long-lived assets	(41)	41		‒	‒	‒
Research and development tax credits	(11,781)	(342)		‒	2,086	(10,037)
Total	$6,729	$(565)		$905	$307	$7,376

Classified as follows:
Deferred income tax assets	$9,816					$8,900
Deferred income tax liabilities	(3,087)					(1,524)
	$6,729					$7,376

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2016 are as follows:

	Balance as at September 1, 2015	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity		Foreign currency translation adjustment	Balance as at August 31, 2016

Deferred income tax assets
Long-lived assets	$2,849	$(595)	$	‒	$1	$2,255
Provisions and accruals	4,465	177		(935)	(20)	3,687
Deferred revenue	1,308	1,015		‒	7	2,330
Research and development expenses	2,240	112		‒	9	2,361
Losses carried forward	6,551	(1,951)		‒	(2)	4,598

Deferred income tax liabilities
Research and development tax credits	(10,037)	(336)		‒	(34)	(10,407)
Total	$7,376	$(1,578)		$(935)	$(39)	$4,824

Classified as follows:
Deferred income tax assets	$8,900					$7,681
Deferred income tax liabilities	(1,524)					(2,857)
	$7,376					$4,824

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31,
	2016	2015

Temporary deductible differences	$1,676	$1,433
Losses carried forward	38,287	34,693
Research and development expenses	‒	221
	$39,963	$36,347

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2016, the year of expiry of operating losses for which no deferred income tax assets were recognized in the balance sheets are as follows, presented by tax jurisdiction:

Year of expiry	Finland	United States

2017	$3	$	‒
2018	418		741
2019	‒		3,470
2020	7,387		7,991
2021	6,400		2,211
2022	11,097		7,435
2023	7,189		1,972
2024	5,550		1,351
2025	6,918		1,351
2026	237		1,351
2027	‒		1,351
2028	‒		2,447
2030	‒		2,713
2031	‒		109
2033	‒		4,681
2034	‒		4,851
2035	‒		2,616
2036	‒		8,528
	$45,199		$55,169

Furthermore, as at August 31, 2016, the company had available capital losses in Canada amounting to $52,024,000 (CA$68,235,000) at the federal level and $55,181,000 (CA$72,375,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2016, non-refundable research and development tax credits recognized in the balance sheet amounted to $37,204,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $240,000,000 (CA$315,000,000) in pre-tax earnings at the Canadian federal level and approximately $12,000,000 at the Canadian provincial level. In order to generate $240,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 12 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 2%, which the company believes is probable. The company's non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2016, the company had deferred income tax assets in the balance sheet in the amount of $4,598,000 for operating losses in the United States. In order to recover these deferred income tax assets, the company needs to generate approximately $13,500,000 in pre-tax earnings at the United States, and in order to do so over the estimated recovery period of four years, the company must generate a pre-tax earnings CAGR of 2%, which the company believes is probable. The company's operating losses in the United States can be carried forward over a twenty-year period.
As at August 31, 2016, no income taxes were recognized on taxable temporary differences of $15,280,000; such taxes would be payable on the unremitted earnings of certain of the company's subsidiaries, as the company has determined that:

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

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2016	2015	2014

Basic weighted average number of shares outstanding (000's)	53,863	56,804	60,329
Plus dilutive effect of (000's):
Restricted share units	675	549	574
Deferred share units	131	104	103
Stock options	‒	‒	9
Diluted weighted average number of shares outstanding (000's)	54,669	57,457	61,015

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000's)	75	57	77

20	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2016	2015	2014

Products	$205,371	$193,427	$201,724
Services	27,212	28,662	29,082
	$232,583	$222,089	$230,806

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2016	2015	2014

United States	$95,388	$82,227	$83,172
Canada	18,027	19,722	19,482
Other	14,129	17,547	19,195
Americas	127,544	119,496	121,849

United Kingdom	11,032	9,151	12,736
Other	46,140	48,123	51,243
Europe, Middle-East and Africa	57,172	57,274	63,979

China	25,281	21,526	22,468
Other	22,586	23,793	22,510
Asia-Pacific	47,867	45,319	44,978
	$232,583	$222,089	$230,806

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2016			As at August 31, 2015

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$27,048	$1,330	$–	$27,174	$1,310	$–
United States	1,174	1,637	13,265	948	1,255	13,224
Finland	572	354	8,663	295	1,433	8,636
India	3,602	37	–	4,011	65	–
China	2,657	33	–	2,500	30	–
Other	925	–	–	767	3	–
	$35,978	$3,391	$21,928	$35,695	$4,096	$21,860

21	Subsequent Event

On October 31, 2016, the company acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks. This acquisition was settled for a total consideration of approximately $8.5 million, excluding acquisition-related costs. The consideration paid consisted of $5 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.