Form 20-F/A
period 2016-08-31
EXFO INC.
filed 2017-01-10
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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
Yes ☐        No ☒

EXPLANATORY NOTE

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

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

EXPLANATORY NOTE

As a result of the identification of a material weakness in its internal control over financial reporting, EXFO Inc. (the "Company") is filing this Amendment No. 1 ("Amendment No. 1") to its Annual Report on Form 20-F for the fiscal year ended August 31, 2016 (the "Original Filing"), as originally filed with the Securities and Exchange Commission (the "SEC") on November 28, 2016. The Company has revised its consolidated financial statements for the year ended August 31, 2016 which is included under Item 18 of this Amendment No. 1 and has also revised its Management's Discussion and Analysis ("MD&A") for the year ended August 31, 2016.  See "Operating and Financial Review and Prospects" under item 5 of this Amendment No. 1. The Original Filing has been amended to reflect "Management's Annual Report on Internal Control over Financial Reporting (restated)", as well as updated disclosures under Item 15, "Controls and Procedures". This Amendment No. 1 also includes currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are included in this Amendment No. 1 as exhibits 12.1, 12.2, 13.1 and 13.2.

Subsequent to the Original Filing, EXFO's management identified errors in its previously issued consolidated financial statements relating to the overstatement of a single trade receivable account with an individual customer.  The Company evaluated the aggregate effects of the errors to our previously issued consolidated financial statements in accordance with IAS 8 - Accounting Policies, Accounting Estimates and Errors ("IAS 8"), as well as and in consideration of the guidance in SEC Staff Accounting Bulletins No. 99 and No. 108.  Based upon quantitative and qualitative factors, the Company has determined that the errors were not material to the previously issued consolidated financial statements.  However, the cumulative effect of the errors may be significant to our financial results for the year ending August 31, 2017. As a result, the errors have been corrected by revising our previously issued consolidated financial statements, which are being filed as part of this Amendment No. 1.

In conjunction with the errors described above, the Company's management has identified a material weakness in the Company's internal control over financial reporting as of August 31, 2016, resulting in the improper aging of its trade account receivable ledger which led to an incorrect assessment of bad debt expense against a single trade receivable account.  Specifically, the Company did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger.

Considering the identified material weakness, the Company's Chief Executive Officer and the Chief Financial Officer have concluded that internal controls over financial reporting were not effective as of August 31, 2016. This control deficiency cannot be considered to be remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that the controls are operating effectively. See "Management's Annual Report on Internal Controls over Financial Reporting (restated)" under Item 15(b) of this Amendment No.1.

As a result of the identification of a material weakness in the Company's internal control over financial reporting as of August 31, 2016, prompting the requirement to file this Amendment No. 1, the Company has also revised its previously issued consolidated financial statements which are included under Item 18 of this Amendment No. 1.

In addition to the above matters, the Company has revised its selected financial data information and adjusted the risk factor relating to internal controls. See "Selected Financial Data" under Item 3A and "Risk factors" under Item 3D of this Amendment No.1. The Company has also updated its market and credit risks disclosure under Item 11 of this Amendment No.1.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Filing, filed on November 28, 2016, or reflect any events that have occurred after the Original Filing was initially filed.

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

The consolidated statements of earnings data for the years ended August 31, 2014, 2015 and 2016 and the consolidated balance sheets data as at August 31, 2015 and 2016 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report on Form 20-F/A. Consolidated statement of earnings data for the years ended August 31, 2012 and 2013 and consolidated balance sheets data as at August 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F/A. We have revised our previously issued consolidated financial statements for August 31, 2014, 2015 and 2016 (previously filed on Form 20-F on November 28, 2016) to properly record a bad debt expense associated with a single trade receivable account related to a customer, which dated back from 2012 to 2015 . All financial information presented herein was revised to reflect the correction of the error. See "Note 1, Revision of Consolidated Financial Statements" to our consolidated financial statements included under Item 18 of this Amendment No.1.

Consolidated financial statements from which the selected financial data has been derived, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes thereto, included in this Annual Report on Form 20-F/A.

	Years ended August 31,
	2016 (6)	2015 (6)	2014 (6)	2013 (3)	2012 (4)
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$232,583	$222,089	$230,806	$242,150	$249,966

Cost of sales (1)	87,066	85,039	86,836	92,469	91,792
Selling and administrative (2)	82,169	82,200	86,429	88,756	94,139
Net research and development	42,687	44,003	44,846	45,444	49,854
Depreciation of property, plant and equipment	3,814	4,835	4,995	6,028	6,169
Amortization of intangible assets	1,172	2,883	4,398	6,643	7,819
Changes in fair value of cash contingent consideration	─	─	─	─	(311)
Interest and other income	(828)	(155)	(326)	(113)	(131)
Foreign exchange (gain) loss	(161)	(7,212)	(1,634)	(4,082)	657
Unusual charge (6)	─	603	720	540	220
Earnings (loss) before income taxes	16,664	9,893	4,542	6,465	(242)
Income taxes	7,764	5,036	4,286	5,519	3,512
Net earnings (loss) for the year	$8,900	$4,857	$256	$946	$(3,754)
Basic net earnings (loss) per share	$0.17	$0.09	$0.00	$0.02	$(0.06)
Diluted net earnings (loss) per share	$0.16	$0.08	$0.00	$0.02	$(0.06)
Basic weighted average number of shares used in per share calculations (000's)	53,863	56,804	60,329	60,323	60,453
Diluted weighted average number of shares used in per share calculations (000's)	54,669	57,457	61,015	61,110	60,453
Other Consolidated Statements of Earnings Data:
Gross research and development	$47,875	$50,148	$52,423	$54,334	$59,282
Net research and development	$42,687	$44,003	$44,846	$45,444	$49,854

	As at August 31,
	2016 (6)	2015 (6)	2014 (5) (6)	2013 (3)	2012 (4)
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$43,208	$25,864	$54,121	$45,386	$58,868
Short-term investments	4,087	1,487	5,726	4,868	8,236
Total assets	237,793	217,478	276,948	280,982	306,522
Long-term debt (excluding current portion)	─	─	─	─	282
Share capital	85,516	86,045	111,491	109,837	110,965
Shareholders' equity	$181,401	$169,227	$230,287	$235,896	$253,120

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)
Selling and administrative is exclusive of unusual charge, shown separately, which represents the adjustment to bad debt expenses arising from the revision (see Note 1 to the consolidated financial statements included in this Annual Report on Form 20-F/A).

(3)	Includes adjustments for the revision which decreased earnings before income taxes by $540,000, net earnings by $395,000, and total assets and shareholders' equity by $556,000.
(4)	Includes adjustments for the revision which increased loss before income taxes by $220,000 and net loss by $161,000, and decreased total assets and shareholders' equity by $161,000.
(5)	Includes adjustments for the revision which decreased total assets and shareholders' equity by $1,083,000.
(6)
See "Note 1, Revision of Consolidated Financial Statements" to our consolidated financial statements for the year ended August 31, 2016 included in this Annual Report on Form 20-F/A for additional information.

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

We have identified a material weakness in our internal control over financial reporting as of August 31, 2016, which we are still in the process of remediating. Our failure to maintain an effective system of internal control over financial reporting means that we may not be able to accurately report our financial information or prevent fraud, which could harm our operating results and cause investors to lose confidence in our reported financial information.

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

Our management has identified a material weakness in our internal control over financial reporting as at August 31, 2016, resulting in the improper aging of its trade accounts receivable ledger which led to an incorrect assessment of bad debt expense against a single trade receivable account. Specifically, we did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger.

We are in the process of implementing a remediation plan to address the material weakness, which includes additional segregation of duties and supervisory review and monitoring of adjustments to the trade accounts receivable ledger on a timely basis. The implementation of the remediation plan has commenced and is expected to be complete in the second quarter of fiscal 2017. The material weakness cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has time to conclude, through testing, that these controls are operating effectively.

We devote significant resources and time to comply with the requirements of the Sarbanes-Oxley Act of 2002. Our efforts to comply with the annual internal control reporting requirement for each fiscal year depends on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. We cannot be certain that these measures, including those for which we are in the process of remediating, will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Our failure to implement our remediation plan referred to above, or to implement newly required or improved controls or adapt our controls, or difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, can harm our operating results, or prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

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

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2016.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	90%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, repair/calibration services, manufacturing, management and administration	129,000 (1)	90%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	60%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	50,000	0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500	40%	Owned
270 Billerica Road Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	29,000	75%	Leased
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, repair/calibration services, sales management and administration	13,000	80%	Leased

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
3rd Floor, Building 10 Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126 China	Occupied for manufacturing of products, repair/calibration services	64,000	80%	Leased
Offices No 602, 603, 604, 701 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	33,981	85%	Owned
Offices No 102 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Leased to a third party	5,979	100%	Owned
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	30,338	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects (revised – January 9, 2017)

This amended management's discussion and analysis of the financial condition and results of operations ("MD&A") of EXFO Inc. should be read in conjunction with our revised consolidated financial statements and the notes thereto for the year ended August 31, 2016, included elsewhere in this Annual Report on Form 20-F/A. Details of the revision are disclosed in Note 1, Revision of Consolidated Financial Statements, to our consolidated financial statements.  This MD&A has been amended to reflect the impact of this revision.

During the first quarter of fiscal 2017, we identified errors in our previously issued consolidated financial statements relating to the overstatement of a single trade receivable account as further explained in our August 31, 2016 consolidated financial statements under Note 1, Revision of Consolidated Financial Statements. We evaluated the aggregate effects of the errors to our previously issued consolidated financial statements in accordance with IAS 8 - Accounting Policies, Accounting Estimates and Errors ("IAS 8"), as well as and in consideration of the guidance in SEC Staff Accounting Bulletins No. 99 and No. 108. Based upon quantitative and qualitative factors, we have determined that the errors were not material to our previously issued consolidated financial statements and disclosures in our Annual Report on Form 20-F for the year ended August 31, 2016. However, the cumulative effect of the errors may be significant to our financial results for the year ending August 31, 2017. Accordingly, we have revised our previously issued consolidated financial statements.

In conjunction with the errors described above, we have identified a material weakness in our internal control over financial reporting as of August 31, 2016, resulting in the improper aging of our trade account receivable ledger which led to an incorrect assessment of bad debt expense against a single trade receivable account.  Specifically, we did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger.

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

The following discussion and analysis of financial condition and results of operations is dated January 9, 2017.

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

Net earnings amounted to $8.9 million, or $0.16 per diluted share in fiscal 2016, compared to $4.9 million, or $0.08 per diluted share, in fiscal 2015. Net earnings in fiscal 2016 included $1.1 million in after-tax amortization of intangible assets, $1.4 million in stock-based compensation costs, and a foreign exchange gain of $0.2 million. Net earnings in fiscal 2015 included $2.7 million in after-tax amortization of intangible assets, $1.3 million in after-tax restructuring charges, $1.3 million in stock-based compensation costs, after-tax unusual charge of $0.4 million, and a foreign exchange gain of $7.2 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs, unusual charge and foreign exchange gain) amounted to $22.0 million, or 9.5% of sales, in fiscal 2016, compared to $13.8 million, or 6.2% of sales, in 2015. See page 52 of this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings.

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

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses. Selling and administrative expenses excludes, however, the unusual charge relating to the adjustment to bad debt expense arising from the revision described in Note 1 to the consolidated financial statements.

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

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data (1):	2016	2015	2014	2016	2015	2014
Sales	$232,583	$222,089	$230,806	100.0%	100.0%	100.0%

Cost of sales (2)	87,066	85,039	86,836	37.4	38.3	37.6
Selling and administrative (3)	82,169	82,200	86,429	35.3	37.0	37.4
Net research and development	42,687	44,003	44,846	18.4	19.8	19.4
Depreciation of property, plant and equipment	3,814	4,835	4,995	1.6	2.2	2.2
Amortization of intangible assets	1,172	2,883	4,398	0.5	1.3	1.9
Interest and other income	(828)	(155)	(326)	(0.4)	(0.1)	(0.1)
Foreign exchange gain	(161)	(7,212)	(1,634)	–	(3.2)	(0.7)
Unusual charge (3)	–	603	720	–	0.3	0.3
Earnings before income taxes	16,664	9,893	4,542	7.2	4.4	2.0
Income taxes	7,764	5,036	4,286	3.4	2.2	1.9
Net earnings for the year	$8,900	$4,857	$256	3.8%	2.2%	0.1%

Basic net earnings per share	$0.17	$0.09	$0.00
Diluted net earnings per share	$0.16	$0.08	$0.00

Other selected information:

Gross margin before depreciation and amortization (4)	$145,517	$137,050	$143,970	62.6%	61.7%	62.4%

Research and development data:
Gross research and development	$47,875	$50,148	$52,423	20.6%	22.6%	22.7%
Net research and development	$42,687	$44,003	$44,846	18.4%	19.8%	19.4%

Restructuring charges included in:
Cost of sales	$–	$290	$–	–%	0.1%	–%
Selling and administrative expenses	$–	$586	$–	–%	0.3%	–%
Net research and development expenses	$–	$761	$–	–%	0.3%	–%

Adjusted EBITDA (4)	$22,039	$13,779	$14,391	9.5%	6.2%	6.2%

Consolidated balance sheets data (1):
Total assets	$237,793	$217,478	$276,948

(1)
Consolidated statements of earnings and balance sheets data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (4).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)
Selling and administrative is exclusive of unusual charge, shown separately, which represents bad debt expenses arising from the revision (see Note 1 to the consolidated financial statements included in this Annual Report on Form 20-F/A).

(4)	Refer to page 52 for non-IFRS measures.

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
(non-IFRS measure – refer to page 52 of this document)

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

SELLING AND ADMINISTRATIVE EXPENSES (excluding unusual charge, which represents bad debt expenses arising from the revision (see Note 1 to the consolidated financial statements included in this Annual Report on Form 20-F/A))

Selling and administrative expenses amounted to $82.2 million, $82.2 million and $86.4 million for fiscal 2016, 2015 and 2014 respectively. As a percentage of sales, selling and administrative expenses amounted to 35.3%, 37.0% and 37.4% for fiscal 2016, 2015 and 2014 respectively.

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

UNUSUAL CHARGE

Unusual charge for fiscal 2015 and 2014 relates to bad debt expenses associated with a single trade receivable account. See "Note 1, Revision of Consolidated Financial Statements" to our consolidated financial statements for the year ended August 31, 2016.

INCOME TAXES

In fiscal 2016, we reported income tax expenses of $7.8 million on earnings before income taxes of $16.7 million, compared to income tax expenses of $5.0 million on earnings before income taxes of $9.9 million in 2015 and income tax expenses of $4.3 million on earnings before income taxes of $4.5 million in 2014.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2016, cash and short-term investments totaled $47.3 million, while our working capital was at $85.1 million. Our cash and short-term investments increased $19.9 million in fiscal 2016, compared to 2015. In fiscal 2016, we generated $24.4 million in cash flows from operating activities and we recorded an unrealized foreign exchange gain on our cash and short-term investment of $1.6 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. Otherwise, in fiscal 2016, we made cash payments of $4.4 million and $1.6 million respectively for the purchase of capital assets and the redemption of share capital.

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

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs, unusual charge, and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA

	Years ended August 31,
	2016	2015	2014

IFRS net earnings for the year	$8,900	$4,857	$256

Add (deduct):

Depreciation of property, plant and equipment	3,814	4,835	4,995
Amortization of intangible assets	1,172	2,883	4,398
Interest and other income	(828)	(155)	(326)
Income taxes	7,764	5,036	4,286
Restructuring charges	–	1,637	–
Unusual charge (1)	–	603	720
Stock-based compensation costs	1,378	1,295	1,696
Foreign exchange gain	(161)	(7,212)	(1,634)
Adjusted EBITDA for the year	$22,039	$13,779	$14,391

Adjusted EBITDA in percentage of total sales	9.5%	6.2%	6.2%

(1)
We have amended the calculation of adjusted EBITDA to include an adjustment for the unusual charge associated with bad debt expense, as described in Note 1, Revision to Consolidated Financial Statements, to our consolidated financial statements on the basis that the charge is not considered typical for our historical or future operating performance.

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

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2016 and for which such risk is charged to earnings:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$13,090	€2,927
Accounts receivable	30,141	5,963
	43,231	8,890
Financial liabilities
Accounts payable and accrued liabilities	14,251	1,081
Forward exchange contracts (nominal amount)	4,000	‒
	18,251	1,081
Net exposure	$24,980	€7,809

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

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2016:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by and $2.7 million, or $0.05 per diluted share, as at August 31, 2016.

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

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $3.8 million as at August 31, 2016.

In fiscal 2016, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2016 (in thousands of US dollars):

Current	$38,411
Past due, 0 to 30 days	1,286
Past due, 31 to 60 days	868
Past due, more than 60 days, less allowance for doubtful accounts of $3,752	2,428
Total trade accounts receivable	$42,933

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

As at August 31, 2016, we had $47.3 million in cash and short-term investments and $45.5 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $14.9 million for working capital and other general corporate purposes, including potential acquisitions and our share repurchase program as well as unused lines of credit of $21.6 million for foreign currency exposure related to our forward exchange contracts.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by EXFO under applicable securities legislation is gathered and reported to senior management, including our Chief Executive Officer and Chief Financial Officer on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company's fiscal year ended August 31, 2016, an evaluation of the effectiveness of the Company's disclosure controls and procedures was carried out by management with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, as originally filed on November 28, 2016, our Chief Executive Officer and our Chief Financial Officer concluded that these disclosure controls and procedures were effective as at August 31, 2016.

Subsequent to this evaluation and conclusion, EXFO's Chief Executive Officer and Chief Financial Officer determined that EXFO had a material weakness in internal control over financial reporting.  As a result of the material weakness described below in Management's Annual Report on Internal Control over Financial Reporting (restated), the Chief Executive Officer and Chief Financial Officer have concluded that EXFO's disclosure controls and procedures were not effective as of August 31, 2016.

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

(b)	Management's Annual Report on Internal Control over Financial Reporting (restated)

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

Our management conducted an evaluation of the effectiveness of EXFO's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, as originally filed on November 28, 2016, management concluded that EXFO's internal control over financial reporting was effective as of August 31, 2016 and had certified the company's annual filing with the Securities and Exchange Commission on Form 20-F, as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Subsequently, our management re-evaluated the effectiveness of EXFO's internal control over financial reporting using the COSO criteria, and based on this re-evaluation, management concluded that EXFO's internal control over financial reporting was not effective as of August 31, 2016 as a result of the subsequent identification of a material weakness.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness resulted in errors in our amount of bad debt expense, as more fully described in Note 1, Revision of Consolidated Financial Statements, to the consolidated financial statements included in Item 18 of Amendment No. 1 to the Annual Report on Form 20-F/A. Specifically, the company did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger. Although management has determined that the errors were not material to the previously issued consolidated financial statements (and therefore have been adjusted by a "revision" to our previously issued consolidated financial statements), management has determined that the identified control deficiencies could have resulted in a material misstatement of the aforementioned account balances or disclosures that would not have been prevented or detected.

The results of management's assessment have been reviewed with EXFO's Audit Committee and Board of Directors.

The material weakness described above was identified after the end of the period covered by the initial management assessment of internal controls over financial reporting, as originally filed on November 28, 2016. EXFO is in the process of implementing remediation plans to address the material weakness, which includes additional segregation of duties and supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger. The implementation of the remediation plan has commenced and is expected to be completed in the second quarter of fiscal 2017. The material weakness cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has time to conclude, through testing, that these controls are operating effectively.

(c)	Attestation Report of the Independent Auditor

PricewaterhouseCoopers LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company's consolidated financial statements and the effectiveness of the internal control over financial reporting as of August 31, 2016. PricewaterhouseCoopers LLP has expressed an unqualified opinion on the Company's consolidated financial statements included in Item 18 of this Annual Report on Form 20-F/A and an adverse opinion on the company's internal control over financial reporting as of August 31, 2016.

(d)	Changes in Internal Control over Financial Reporting

During the year ended August 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than the identification of the material weakness described above in Management's Annual Report on Internal Control over Financial Reporting (restated).

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

See pages F-4 to F-44.

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
4.55
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and effective January 12, 2005 (incorporated by reference to Exhibit 4.55 of EXFO's Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).

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

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistleblower) (incorporated by reference to Exhibit 11.4 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.5	Audit Committee Charter (incorporated by reference to Exhibit 11.5 of EXFO's Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO's Annual Report on Form 20-F dated November 24, 2014, File No. 000-30895).
11.7	Corporate Governance Practices (incorporated by reference to Exhibit 11.7 of EXFO's Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO's Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO's Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct (incorporated by reference to Exhibit 11.10 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.11	Policy Regarding Conflict Minerals (incorporated by reference to Exhibit 11.11 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.12	Director Share Ownership Policy (incorporated by reference to Exhibit 11.12 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EXFO INC.

By:   /s/ Germain Lamonde
Name:   Germain Lamonde
Title:  Chairman of the Board, President
        and Chief Executive Officer

Date:  January 9, 2017

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries' 2016, 2015 and 2014 consolidated financial statements and their internal control over financial reporting as at August 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries (the company), which comprise the consolidated balance sheets as at August 31, 2016 and August 31, 2015 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Revision to Consolidated Financial Statements
Without modifying our opinion on the consolidated financial statements, we draw attention to Note 1 to these consolidated financial statements, which explains that the consolidated financial statements for the year ended August 31, 2016 have been revised from those on which we originally reported on November 28, 2016.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at August 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in "Management's Annual Report on Internal Control over Financial Reporting (restated)" appearing under Item 15b) of the Annual Report on Form 20-F/A for the fiscal year ended August 31, 2016.

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

Opinion
In our opinion, EXFO Inc. and its subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as at August 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO because a material weakness in internal control over financial reporting existed at that date related to the failure to maintain appropriate controls over the accounts receivable ledger, which included the lack of appropriate segregation of duties and  supervisory review and monitoring of journal entries recorded in the trade account receivable ledger. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness referred to above is described under "Management's Annual Report on Internal Control over Financial Reporting (restated)" appearing under Item 15(b) of the Annual Report on Form 20-F/A for the fiscal year ended August 31, 2016.  We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the August 31, 2016 consolidated financial statements, and our opinion regarding the effectiveness of the EXFO Inc.'s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Management and we previously concluded that EXFO Inc. and its subsidiaries maintained effective internal control over financial reporting as at August 31, 2016. However, management has subsequently determined that the material weakness described above existed as at August 31, 2016. Accordingly, Management's Report on Internal Control over Financial Reporting has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report.

Montréal, Quebec
January 9, 2017

1 CPA auditor, CA, public accountancy permit No. A119427

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2016	2015
Assets

Current assets
Cash	$43,208	$25,864
Short-term investments (note 5)	4,087	1,487
Accounts receivable (note 5)
Trade	42,993	45,985
Other	2,474	2,384
Income taxes and tax credits recoverable (note 18)	4,208	3,855
Inventories (note 6)	33,004	27,951
Prepaid expenses	3,099	2,801

	133,073	110,327

Tax credits recoverable (note 18)	34,594	35,625
Property, plant and equipment (notes 7 and 20)	35,978	35,695
Intangible assets (notes 8 and 20)	3,391	4,096
Goodwill (notes 8 and 20)	21,928	21,860
Deferred income tax assets (note 18)	8,240	9,459
Other assets	589	416

	$237,793	$217,478
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$37,174	$34,126
Provisions	299	427
Income taxes payable	971	779
Deferred revenue	9,486	7,647

	47,930	42,979

Deferred revenue	5,530	2,957
Deferred income tax liabilities (note 18)	2,857	1,524
Other liabilities	75	791

	56,392	48,251
Commitments (note 11)

Shareholders' equity
Share capital (note 12)	85,516	86,045
Contributed surplus	18,150	17,778
Retained earnings	126,309	117,409
Accumulated other comprehensive loss (note 13)	(48,574)	(52,005)

	181,401	169,227

	$237,793	$217,478

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Claude Séguin
Germain Lamonde	Claude Séguin
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2016	2015	2014

Sales (note 20)	$232,583	$222,089	$230,806

Cost of sales (1) (note 16)	87,066	85,039	86,836
Selling and administrative (2) (note 16)	82,169	82,200	86,429
Net research and development (note 16)	42,687	44,003	44,846
Depreciation of property, plant and equipment (note 16)	3,814	4,835	4,995
Amortization of intangible assets (note 16)	1,172	2,883	4,398
Interest and other income	(828)	(155)	(326)
Foreign exchange gain	(161)	(7,212)	(1,634)
Unusual charge (note 1)	–	603	720

Earnings before income taxes	16,664	9,893	4,542

Income taxes (note 18)	7,764	5,036	4,286

Net earnings for the year	$8,900	$4,857	$256

Basic net earnings per share	$0.17	$0.09	$0.00

Diluted net earnings per share	$0.16	$0.08	$0.00

Basic weighted average number of shares outstanding (000's)	53,863	56,804	60,329

Diluted weighted average number of shares outstanding (000's) (note 19)	54,669	57,457	61,015

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Selling and administrative is exclusive of unusual charge, which represents bad debt expenses.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2016	2015	2014

Net earnings for the year	$8,900	$4,857	$256
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	707	(39,175)	(7,086)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	862	(5,583)	(618)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	2,797	2,107	959
Deferred income tax effect of gains/losses on forward exchange contracts	(935)	905	(91)

Other comprehensive income (loss)	3,431	(41,746)	(6,836)

Comprehensive income (loss) for the year	$12,331	$(36,889)	$(6,580)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2013	$109,837	$17,186	$112,296	$(3,423)	$235,896
Exercise of stock options (note 12)	225	–	–	–	225
Redemption of share capital (note 12)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 12)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	256	–	256
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive loss for the year					(6,580)

Balance as at August 31, 2014	$111,491	$16,503	$112,552	$(10,259)	$230,287

	Year ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$112,552	$(10,259)	$230,287
Redemption of share capital (note 12)	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs (note 12)	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	4,857	–	4,857
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,889)

Balance as at August 31, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227

	Year ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital (note 12)	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs (note 12)	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2016	2015	2014
Cash flows from operating activities
Net earnings for the year	$8,900	$4,857	$256
Add (deduct) items not affecting cash
Stock-based compensation costs	1,378	1,295	1,696
Depreciation and amortization	4,986	7,718	9,393
Unusual charge	–	603	720
Deferred revenue	4,238	396	(804)
Deferred income taxes	1,578	403	698
Changes in foreign exchange gain/loss	(332)	(3,842)	(491)
	20,748	11,430	11,468
Changes in non-cash operating items
Accounts receivable	2,682	(10,828)	3,578
Income taxes and tax credits	939	(2,062)	1,447
Inventories	(4,713)	820	(734)
Prepaid expenses	(280)	(982)	210
Other assets	170	61	92
Accounts payable and accrued liabilities and provisions	4,882	8,132	3,832
Other liabilities	(65)	(87)	(107)
	24,363	6,484	19,786
Cash flows from investing activities
Additions to short-term investments	(3,546)	(20,067)	(34,222)
Proceeds from disposal and maturity of short-term investments	873	23,685	33,208
Purchases of capital assets (notes 7 and 8)	(4,356)	(5,933)	(7,931)
	(7,029)	(2,315)	(8,945)
Cash flows from financing activities
Repayment of long-term debt	‒	‒	(307)
Exercise of stock options (note 12)	‒	‒	225
Redemption of share capital (note 12)	(1,551)	(25,494)	(937)
	(1,551)	(25,494)	(1,019)

Effect of foreign exchange rate changes on cash	1,561	(6,932)	(1,087)

Change in cash	17,344	(28,257)	8,735
Cash – Beginning of year	25,864	54,121	45,386
Cash – End of year	$43,208	$25,864	$54,121

Supplementary information
Income taxes paid	$2,015	$1,491	$1,272

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

These consolidated financial statements were authorized for issue by the Board of Directors on January 9, 2017.

Revision of Consolidated Financial Statements

The company has revised its previously issued consolidated financial statements (filed on November 28, 2016) to properly record a bad debt expense associated with a single trade receivable account. During the first quarter of fiscal 2017, the company identified certain errors in the aging of the trade accounts receivable ledger which were traced back to an outstanding trade receivable balance arising from one customer, which dated back to the period from 2012 to 2015. This resulted in an understatement of the prior years' allowance for doubtful accounts against this trade receivable account and a corresponding adjustment to deferred taxes as a result of the additional expense.

The company evaluated the aggregate effects of the errors to its previously issued consolidated financial statements in accordance with IAS 8 - Accounting Policies, Accounting Estimates and Errors ("IAS 8"), as well as and in consideration of the guidance in SEC Staff Accounting Bulletins No. 99 and No. 108.  Based upon quantitative and qualitative factors, the company has determined that the errors were not material to the previously issued consolidated financial statements and disclosures in its Annual Report on Form 20-F for the year ended August 31, 2016.  However, the cumulative effect of the errors may be significant to our financial results for the year ending August 31, 2017.  Accordingly, the company has revised its previously issued consolidated financial statements for the year ended August 31, 2016.

All financial information presented in the accompanying notes to these consolidated financial statements was revised to reflect the correction of these errors.

The following tables present the effect of the aforementioned revisions on the company's consolidated balance sheets and the consolidated statement of earnings for each period.  These revisions are non-cash and therefore do not impact the company's statement of cash flows for any prior period. The revision also does not impact the consolidated statement of earnings for the year ended August 31, 2016:

	As at August 31, 2016
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Accounts receivable - Trade	$45,076	$(2,083)	$42,993
Deferred income tax assets	$7,681	$559	$8,240
Retained earnings	$127,833	$(1,524)	$126,309
Total assets	$239,317	$(1,524)	$237,793
Shareholders' equity	$182,925	$(1,524)	$181,401

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at and for the year ended August 31, 2015
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Accounts receivable - Trade	$48,068	$(2,083)	$45,985
Deferred income tax assets	$8,900	$559	$9,459
Retained earnings	$118,933	$(1,524)	$117,409
Total assets	$219,002	$(1,524)	$217,478
Shareholders' equity	$170,751	$(1,524)	$169,227
Revision to Consolidated Statement of Earnings and Consolidated Statement of Comprehensive Income (Loss)
Unusual charge (1)	$–	$603	$603
Earnings before income taxes	$10,496	$(603)	$9,893
Deferred income tax expense	$565	$(162)	$403
Net earnings for the year	$5,298	$(441)	$4,857
Basic net earnings per share for the year	$0.09	$–	$0.09
Diluted net earnings per share for the year	$0.09	$(0.01)	$0.08
Comprehensive loss for the year	$(36,448)	$(441)	$(36,889)

(1)
Adjustment to recognize bad debt expense in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

	As at and for the year ended August 31, 2014
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Retained earnings	$113,635	$(1,083)	$112,552
Revision to Consolidated Statement of Earnings and Consolidated Statement of Comprehensive Income (Loss)
Unusual charge (2)	$–	$720	$720
Earnings before income taxes	$5,262	$(720)	$4,542
Deferred income tax expense	$891	$(193)	$698
Net earnings for the year	$783	$(527)	$256
Basic and diluted net earnings per share for the year	$0.01	$(0.01)	$0.00
Comprehensive loss for the year	$(6,053)	$(527)	$(6,580)

(2)
Adjustment to recognize bad debt expense in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2013
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Retained earnings (3)	$112,852	$(556)	$112,296

(3)
Adjustment  to opening retained earnings as at September 1, 2013 in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

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

Critical judgments, estimates and assumptions are the following:

Critical judgments in applying accounting policies

(a)	Determination of functional currency

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(b)	Income taxes

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

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $221,232,000 and $229,975,000 as at August 31, 2015 and 2016 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2016

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$43,208	$–	$–	$–	$43,208
Short-term investments	$–	$4,087	$–	$–	$4,087
Accounts receivable	$45,467	$–	$–	$–	$45,467
Other assets	$35	$–	$–	$–	$35
Forward exchange contracts	$–	$–	$–	$980	$980
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$36,099	$–	$36,099
Forward exchange contracts	$–	$–	$–	$1,120	$1,120

	As at August 31, 2015

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$25,864	$–	$–	$–	$25,864
Short-term investments	$–	$1,487	$–	$–	$1,487
Accounts receivable	$48,369	$–	$–	$–	$48,369
Other assets	$103	$–	$–	$–	$103
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$29,029	$–	$29,029
Forward exchange contracts	$–	$–	$–	$4,154	$4,154

Fair value

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets approximates their carrying value due to their relatively short-term maturities.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2016		As at August 31, 2015
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$4,087	$–	$1,487	$–
Forward exchange contracts	$–	$980	$–	$–

Financial liabilities
Forward exchange contracts	$–	$1,120	$–	$4,154

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

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2015 and 2016 and for which such risk is charged to earnings:

	As at August 31,
	2016		2015

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$13,090	€2,927	$9,226	€3,448
Accounts receivable	30,141	5,963	37,019	4,488
	43,231	8,890	46,245	7,936
Financial liabilities
Accounts payable and accrued liabilities	14,251	1,081	12,873	1,047
Forward exchange contracts (nominal value)	4,000	–	3,800	–
	18,251	1,081	16,673	1,047
Net exposure	$24,980	€7,809	$29,572	€6,889

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2015 and 2016:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,677,000, or $0.05 per diluted share, and $2,342,000, or $0.04 per diluted share, as at August 31, 2015 and 2016 respectively.

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

Short-term investments

Short-term investments consist of the following:
	As at August 31
	2016	2015

Term deposit denominated in Canadian dollars, bearing interest at an annual rate of 1.5%, maturing in May 2017	$2,668	$–
Term deposits denominated in Indian rupees, bearing interest at annual rates of 6.0% to 7.3% in 2016 and 4.5% to 8.5% in 2015, maturing on different dates between November 2016 and October 2018 in 2016 and November 2015 and October 2018 in 2015	1,419	1,487
	$4,087	$1,487

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

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $2,935,000 and $3,752,000 as at August 31, 2015 and 2016 respectively.

For the years ended August 31, 2014, 2015 and 2016, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2016	2015

Current	$38,411	$36,723
Past due, 0 to 30 days	1,286	5,164
Past due, 31 to 60 days	868	1,027
Past due, more than 60 days, net of allowance for doubtful accounts of $2,935 and $3,752 as at August 31, 2015 and 2016, respectively	2,428	3,071
	$42,993	$45,985

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2016	2015

Balance – Beginning of year	$2,935	$1,876
Addition charged to earnings	817	1,107
Write-off of uncollectible accounts	‒	(48)
Balance – End of year	$3,752	$2,935

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

As at August 31, 2016, the company had $47,295,000 in cash and short-term investments and $45,467,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,932,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit totaling $21,567,000 for foreign currency exposure related to its forward exchange contracts (note 9).

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837

Exercise of stock options (note 14)	‒	–	52,800	225	225
Redemption of restricted share units (note 14)	‒	–	425,620	–	–
Redemption of deferred share units (note 14)	‒	–	38,010	–	–
Redemption of share capital	‒	–	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	‒	–	–	2,260	2,260

Balance as at August 31, 2014	31,643,000	1	28,703,750	111,490	111,491

Redemption of restricted share units (note 14)	‒	–	229,559	–	–
Redemption of deferred share units (note 14)	‒	–	48,697	–	–
Redemption of share capital	‒	–	(6,889,972)	(26,827)	(26,827)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,381	1,381

Balance as at August 31, 2015	31,643,000	1	22,092,034	86,044	86,045

Redemption of restricted share units (note 14)	–	–	277,805	–	–
Redemption of deferred share units (note 14)	–	–	653	–	–
Redemption of share capital	–	–	(452,550)	(1,768)	(1,768)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,239	1,239

Balance as at August 31, 2016	31,643,000	$1	21,917,942	$85,515	$85,516

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

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2016	2015	2014

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$4,499	$2,671	$1,226

Increase (decrease) due to:
Foreign income/loss taxed at different rates	(1,025)	482	(20)
Non-taxable (income)/loss	5	2,540	(540)
Non-deductible expenses	411	664	1,011
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	566	(3,641)	(547)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,702	2,556	3,013
Other	(394)	(236)	143
Income tax provision for the year	$7,764	$5,036	$4,286

	Years ended August 31,
	2016	2015	2014

The income tax provision consists of the following:

Current
Current income taxes	$6,186	$4,633	$3,588

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(2,124)	(2,153)	(2,315)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,702	2,556	3,013
	1,578	403	698
Income tax provision for the year	$7,764	$5,036	$4,286

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2016	2015

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$4,224	$3,512
Deferred income tax assets recoverable after 12 months	4,016	5,947
	8,240	9,459

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	645	398
Deferred income tax liabilities payable after 12 months	2,212	1,126
	2,857	1,524
Deferred income tax assets net	$5,383	$7,935
The changes in deferred income tax assets and liabilities for the year ended August 31, 2015 are as follows:

	Balance as at September 1, 2014	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2015

Deferred income tax assets
Long-lived assets	$2,837	$468	$ ‒	$(456)	$2,849
Provisions and accruals	4,335	422	905	(638)	5,024
Deferred revenue	1,638	(156)	‒	(174)	1,308
Research and development expenses	2,732	(17)	‒	(475)	2,240
Losses carried forward	7,406	(819)	‒	(36)	6,551

Deferred income tax liabilities
Long-lived assets	(41)	41	‒	‒	‒
Research and development tax credits	(11,781)	(342)	‒	2,086	(10,037)
Total	$7,126	$(403)	$905	$307	$7,935

Classified as follows:
Deferred income tax assets	$10,213				$9,459
Deferred income tax liabilities	(3,087)				(1,524)
	$7,126				$7,935

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2016 are as follows:

	Balance as at September 1, 2015	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2016

Deferred income tax assets
Long-lived assets	$2,849	$(595)	$ ‒	$1	$2,255
Provisions and accruals	5,024	177	(935)	(20)	4,246
Deferred revenue	1,308	1,015	‒	7	2,330
Research and development expenses	2,240	112	‒	9	2,361
Losses carried forward	6,551	(1,951)	‒	(2)	4,598

Deferred income tax liabilities
Research and development tax credits	(10,037)	(336)	‒	(34)	(10,407)
Total	$7,935	$(1,578)	$(935)	$(39)	$5,383

Classified as follows:
Deferred income tax assets	$9,459				$8,240
Deferred income tax liabilities	(1,524)				(2,857)
	$7,935				$5,383

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31,
	2016	2015

Temporary deductible differences	$1,676	$1,433
Losses carried forward	38,287	34,693
Research and development expenses	‒	221
	$39,963	$36,347

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