Form 20-F
period 2017-08-31
EXFO INC.
filed 2017-11-24
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
 OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended August 31, 2017; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ________ to ________; or

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Subordinate Voting Shares without par value	NASDAQ
Subordinate Voting Shares without par value	TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

As of August 31, 2017, the registrant had 23,068,777 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

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

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the ☒ International Accounting Standards Board	Other ☐

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

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; our ability to successfully integrate businesses that we acquire; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2015, 2016 and 2017 and the consolidated balance sheets data as at August 31, 2016 and 2017 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report on Form 20-F. Consolidated statement of earnings data for the years ended August 31, 2013 and 2014 and consolidated balance sheets data as at August 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

Consolidated financial statements from which the selected financial data has been derived, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements and the related notes thereto, included in this Annual Report on Form 20-F.

	Years ended August 31,
	2017	2016	2015	2014	2013
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$243,301	$232,583	$222,089	$230,806	$242,150

Cost of sales (1)	94,329	87,066	85,039	86,836	92,469
Selling and administrative (2)	86,256	82,169	82,200	86,429	88,756
Net research and development	47,168	42,687	44,003	44,846	45,444
Depreciation of property, plant and equipment	3,902	3,814	4,835	4,995	6,028
Amortization of intangible assets	3,289	1,172	2,883	4,398	6,643
Changes in fair value of cash contingent consideration	(383)	‒	‒	‒	‒
Interest and other (income) expense	303	(828)	(155)	(326)	(113)
Foreign exchange (gain) loss	978	(161)	(7,212)	(1,634)	(4,082)
Unusual charge (2)	‒	‒	603	720	540
Earnings before income taxes	7,459	16,664	9,893	4,542	6,465
Income taxes	6,608	7,764	5,036	4,286	5,519
Net earnings for the year	$851	$8,900	$4,857	$256	$946
Basic net earnings per share	$0.02	$0.17	$0.09	$0.00	$0.02
Diluted net earnings per share	$0.02	$0.16	$0.08	$0.00	$0.02
Basic weighted average number of shares used in per share calculations (000's)	54,423	53,863	56,804	60,329	60,323
Diluted weighted average number of shares used in per share calculations (000's)	55,555	54,669	57,457	61,015	61,110
Other Consolidated Statements of Earnings Data:
Gross research and development	$53,124	$47,875	$50,148	$52,423	$54,334
Net research and development	$47,168	$42,687	$44,003	$44,846	$45,444

	As at August 31,
	2017	2016	2015	2014	2013
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$38,435	$43,208	$25,864	$54,121	$45,386
Short-term investments	775	4,087	1,487	5,726	4,868
Total assets	259,241	237,793	217,478	276,948	280,982
Share capital	90,411	85,516	86,045	111,491	109,837
Shareholders' equity	$196,790	$181,401	$169,227	$230,287	$235,896

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Selling and administrative is exclusive of unusual charge, shown separately, which represents bad debt expenses.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business may be adversely affected by unfavorable general economic and market conditions.

Our business is subject to general global and regional economic conditions, particularly those in the telecommunications test, service assurance and analytics markets. In the past, our operating results were adversely affected by unfavorable economic conditions and reduced or delayed capital spending in the Americas, Europe, Middle East and Africa (EMEA) as well as Asia-Pacific regions.

Global and regional economic conditions continue to be volatile and uncertain. If global and/or regional economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material adverse effects on our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, service assurance and analytics solutions and, therefore, demand for our products could decline and adversely impact our revenue. Adverse economic and/or market conditions could also result in, among other things:

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

These effects, as well as any other unforeseeable effects, are difficult to forecast and mitigate. As a result, we may experience material adverse effects on our business, operating results, financial condition, and stock price.

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

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), and Viavi Solutions, as well as other players such as AFL Noyes, Keysight (IXIA), Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance and analytics side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), NetScout Systems, Inc., Radcom, Spirent Communications plc and Viavi Solutions.

Some competitors have greater financial, technical and/or marketing resources than us. Consequently, they may be able to devote greater resources to the development, marketing, manufacturing, selling and support of their products in order to capture market share.

Competitors also may be better positioned than us to capture market share or to acquire companies and new technologies that would potentially displace our products or render them obsolete. We cannot predict whether current or future competitors will develop or market products that offer higher performance, more features, or are more cost-effective than our current or future products. To remain competitive and achieve our growth strategy, we must develop products internally or purchase technologies through acquisitions that offer higher performance and more functionality, in current and new sectors, so that we can increase our market share. Our failure to do so may harm our business, results of operations and financial condition.

We may not be able to make the acquisitions or strategic alliances needed for the development of our business and, if we do make such acquisitions or strategic alliances, we may not be able to successfully integrate the acquired businesses, products, technologies and personnel or realize the expected benefits of strategic alliances.

We intend to carefully seek businesses through acquisitions and alliances, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. For example, we made two technology acquisitions in fiscal 2017, namely Absolute Analysis and Ontology Systems. Following the year-end, we closed the acquisition of Yenista Optics and are in the process of acquiring publicly held Astellia via a public tender offer. However, we may not be able to make any such beneficial transactions or a sufficient number of such transactions to meet our strategic goals. Our competitors may be in a better position to acquire the same businesses, products and technologies that we wish to acquire. Our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may also affect our ability to complete such an acquisition. Acquisitions or alliances could also distract management's attention from our day-to-day business and operations. In the event of any future acquisition or strategic alliance, we could, among other things:

•	issue shares that would dilute individual shareholder percentage ownership;
•	incur debt and be required to comply with debt covenants;
•	assume liabilities and commitments;
•	incur significant expenses related to acquisition costs;
•	incur significant expenses related to amortization of additional intangible assets;
•	incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
•	incur losses from operations.

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

For the fiscal year ended August 31, 2017, customers outside of Canada accounted for 90.7% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international communications service providers, web-scale operators and network equipment manufacturers, and operate adequate after-sales support internationally.

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
•
our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations, including NAFTA renegotiations;

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

The industries that we serve are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. For example, we are gradually transforming ourselves from a supplier of dedicated test instruments into a supplier of end-to-end service assurance and analytics solutions to meet the emerging needs of communications service providers, who are increasingly virtualizing their networks or specific network functions. While we are devoting substantial resources to meet these needs, this trend may result in lower demand for our hardware test equipment. Additionally, barriers to entry are generally lower for such software-based solutions, which may lead to increased competition for our products and services. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could cause us to incur significant impairment losses of goodwill and/or losses from operations. Consequently, this could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including, among other things, our ability to:

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

Failure to do the above could be exploited by our competitors. If we lose market share due to lapses in our product development, our business would suffer.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2017, our records indicated that we held the following portfolio of utility patents: 75 active granted US patents, 50 granted or validated patents in countries of the European Union, 8 patents in Canada, 15 patents in China, and 7 patents in other jurisdictions. In addition, we have 21 utility patent applications (including provisional applications) pending in the US, 26 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, 3 applications in Canada, 14 applications in China and 7 applications in other countries. The expiration dates of our active issued patents range from 2018 to 2037, with no significant active patent expiring in the near future.

Our records also indicated that, as of August 31, 2017, we held 26 active granted design patents, as well as 4 pending design patent applications, in the United States and several other international jurisdictions.

We also rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology.

We may have to engage in litigation, formal opposition proceedings, or the like to defend our patents and other intellectual property rights or to determine the validity or scope of the proprietary rights of others. Such litigation and opposition proceedings can be time-consuming and expensive, regardless of whether we win or lose.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As previously disclosed, we identified a material weakness in our internal control over financial reporting as at August 31, 2016, resulting in the improper aging of our trade accounts receivable ledger which led to incorrect assessment of bad debt expense against a single trade receivable. This material weakness has been remediated.

We devote significant resources and time to comply with the requirements of the Sarbanes-Oxley Act of 2002. Our efforts to comply with the annual internal control reporting requirement for each fiscal year depends on the effectiveness of our financial reporting as well as data systems and controls throughout our company and operating subsidiaries. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Our failure to implement newly required or improved controls or adapt our controls, or difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, can harm our operating results, or prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on our share price and our access to capital.

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

Our historical operating results reflect substantial benefits from programs sponsored by Canadian federal and provincial governments for the support of research and development activities conducted in Canada. In addition, EXFO Oy is entitled to government grants from a Finnish technology organization for research and development activities conducted in Finland. Altogether, research and development tax credits and grants represented 11.2% of our gross research and development expenses for the year ended August 31, 2017.

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

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our global effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings/losses among companies and countries which may have different statutory tax rates, by the write-off of our deferred tax assets, by the intercompany transfer price used and by changes in tax rules and regulations. We are also subject to income tax and transfer pricing audits in the respective jurisdictions in which we conduct business. We regularly assess the likelihood of adverse outcomes resulting from these audits and review the adequacy of our provisions for income taxes. There can be no assurance that the outcomes of these tax audits will not result in liabilities in excess of our provisions, which can have an adverse impact on our results and financial condition.

Our current principal stockholder has effective control over our company.

As of November 1, 2017, Germain Lamonde, our Executive Chairman of the Board, held 94.27% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2017, we held $39.2 million in cash and short-term investments.

We may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, access to credit facilities and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs and be required to meet restrictive debt covenants. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

On September 8, 2017, we acquired a 33.1% interest in Astellia SA (Astellia) for a cash consideration of €8.6 million (US$10.3 million). In addition, on October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S. (Yenista) in an all cash deal of €8.3 million (US$9.7 million), net of cash acquired. These two acquisitions reduced our cash by US$20.0 million in the first quarter of fiscal 2018.

Finally, on October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares for a total cash consideration of €17.3 million (approximately US$20.0 million) by way of a public tender offer. To finance this acquisition, we modified certain of our credit facilities, which increased available financing to approximately US$29.0 million.

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

We are subject to the applicable anti-bribery laws in countries we do business, which generally prohibit companies, their subsidiaries, their affiliates and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business or otherwise obtaining favorable treatment. The anti-bribery laws generally apply to companies, individual directors, officers, employees and agents. Under the applicable anti-bribery laws, companies may be held liable for actions taken by agents, local partners or representatives. If we or our intermediaries fail to comply with the requirements of the applicable anti-corruption laws, governmental authorities in the U.S., in Canada or other countries could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this "Risk Factors" section. Our stock price will fluctuate based on our financial performance and growth expectations. It can also be affected by public announcements from our competitors and our customers in the telecommunications industry. In addition, turmoil in credit markets and in the broader economy can contribute to share price and volume fluctuations in global stock markets. During fiscal 2017, our closing stock price on NASDAQ ranged from a high of $6.05 per share to a low of $3.42 per share. These aforementioned factors, including volatility often unrelated to the operating performance of our company, may materially affect our stock price in the future.

Item 4.	Information on the Company

A.	History and Development of the Company

Our legal name and commercial name is EXFO Inc. / EXFO inc. Our head office is located at 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2 and our main telephone number is (418) 683-0211. Our e-mail address is info@EXFO.com and our website is www.EXFO.com. Information on our website is not incorporated by reference in this Annual Report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011. Our Transfer Agent and Registrar is AST Trust Company (Canada) (AST), 2001 Robert-Bourassa Blvd., Suite 1600, Montreal, Quebec, Canada, H3A 2A6. This Annual Report contains trademarks and registered trademarks of us and other companies.

We were incorporated in Canada on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions mainly to modify our legal and corporate names and our share capital.

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2016 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks which will extend our commitment to meet the needs of mobile network operators deploying fiber-based fronthaul networks and radio access networks architectures. This acquisition-date fair value of the total consideration transferred equaled $8.5 million and consisted of $5.0 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.

On March 2, 2017, we acquired all issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration equaled $9.2 million and consisted of $7.8 million in cash, net of Ontology's cash of $2.2 million at the acquisition date, plus cash contingent consideration based on certain sales volume of Ontology products over the 12-month period following the acquisition, valued at $1.4 million at the acquisition date.

On March 29, 2017, we announced the appointment of Philippe Morin as our new Chief Executive Officer (CEO), effective April 1, 2017. Mr. Morin, who has more than 25 years of experience in the telecommunications industry, initially was named EXFO's Chief Operating Officer in November 2015. Prior to joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He also held senior management positions at Nortel Networks, including President of the Optical Networking Division. EXFO founder Germain Lamonde, who had fulfilled the roles of CEO and Chairman of the Board for more than 30 years, became Executive Chairman. He maintains leadership of EXFO's acquisition strategy and remains actively involved in defining EXFO's growth initiatives, customer outreach as well as corporate governance.

On May 2, 2017, we announced a restructuring plan to streamline our passive monitoring solutions portfolio, which falls under our protocol-layer product line. This plan resulted in severance expenses of $4.1 million and inventory write-offs of $1.0 million, for total restructuring charges of $5.1 million during the year. As result of this plan, we expect annual savings of approximately $9 million.

On September 8, 2017, we acquired 33.1% of all issued and outstanding shares of Astellia SA ("Astellia"), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end form radio to core. The acquisition-date fair value of the consideration transferred equaled €8.6 million (US$10.3 million) in an all-cash deal.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S (Yenista), a privately held company located in France, a supplier of advanced optical test equipment for the research and development and manufacturing markets. Its portfolio includes benchtop optical spectrum analyzers, tunable lasers, tunable filters and passive optical component test systems for NEMs and optical component vendors. The acquisition-date fair value of the total consideration equaled €9.4 million (US$11.1 million) and consisted of €8.3 million (US$9.7 million) in cash, net of Yenista's cash of €1.1 million (US$1.4 million) at the acquisition date.

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares at a share price of €10, for total consideration of €17.3 million (approximately US$20 million) by way of a public tender offer. The public offering will open in late calendar 2017 or early 2018, subject to the approval of French foreign investment authorities and permission from l'Autorité des marchés financiers. If the public tender offering is successful, the settlement of the acquisition is expected to take place early in calendar 2018.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4.8 million (US$3.8 million) and up to US$6.0 million for operating purposes, were cancelled and replaced by credit facility of CA$28.9 million (US$23.1 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

B.	Business Overview

We provide communications service providers (CSPs) and data center, cloud and web-scale operators with field test, service assurance and analytics solutions to ensure the smooth deployment, maintenance and management of next-generation fixed and mobile networks. We have also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. We believe that our key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver what we believe to be unmatched end-to-end visibility and assurance—from a network, services and end-user level. We are no.1 in optical testing in terms of global market share and have deployed the largest active, probe-based service assurance solution worldwide.

We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 5G and Internet of Things (IoT), 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 400G and 100G network upgrades as well as fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in telecommunications test, service assurance and analytics markets through acquisitions of transport and datacom, copper/xDSL and wireless test companies, an IP service assurance business, an analytics software company, radio frequency (RF) test technologies for fiber-based radio access networks (RANs), automated network topology discovery software and optical test equipment for lab and research applications.

We launched 16 new products and/or major enhancements in fiscal 2017, addressing four key technology areas: fiber, Cloud, network virtualization and 5G. New product introductions included a 400 Gbit/s optical transport test solution for the lab and manufacturing markets; an automated inspection probe for testing multi-fiber connectors in data centers and radio access networks; a software-based solution, Universal Virtual Synch, enabling communications service providers to accurately and cost-effectively measure network latency; and optical RF over OBSAI (open base station architecture initiative) link test capabilities to complement optical RF over CPRI (common public radio interface) test technology for centralized radio access networks.

Industry Background

Market conditions continued to improve in fiscal 2017 as CSPs deployed fiber deeper in their networks and at higher speeds to address growing Internet usage, proliferation of smart phones and tablets, and explosion in videos services. As such, the 100G optical investment cycle moved into metropolitan networks and data centers from long-haul networks. With the advent of new technologies like 5G wireless and Internet of Things (IoT), CSPs also increased spending on front-haul and backhaul networks to support the ultra-high speeds and low-latency requirements of tomorrow's network infrastructures. The transition towards virtualized network functions, however, did not take full flight as CSPs grappled with the complex architectures required to manage hybrid networks, both physical and virtualized.

These market drivers within the telecommunications industry in 2017 were affected by consolidation issues among large CSPs in the Americas, slowing growth in the Asia-Pacific region, especially China, and a mixed economic environment in Europe, Middle East and Africa (EMEA).

Growth Strategy

Our long-term goal is to become the leader in the global telecom test, service assurance and analytics markets. Given surging bandwidth demand and the need to better monetize networks, we believe that CSPs, webscale companies and NEMs must make considerable investments to transform their network infrastructures.

Our growth strategy focuses on internal investments and acquisitions in four key technology areas: fiber, the Cloud, network virtualization and 5G.

First, fiber is being deployed everywhere, supporting 1G data transmission rates in the home, 100G in Metro links and data centers, and even 400G in lab environments. As the market leader in optical and high-speed transport testing, EXFO will continue to leverage the 100G investment cycle. We also believe we are well positioned for the next wave of customer spending with a commercially available 400G test solution and high-end optical instruments from the recent Yenista Optics acquisition.

Second, the Cloud. EXFO is helping webscale companies deliver reliable cloud services with a dedicated test offering for inside and outside their data centers. For interconnecting data centers, our 100G test solutions ensure smooth fiber deployments and quality of service. Inside data centers, solutions like our new automated multifiber inspection probe are significantly improving efficiency and reducing operating expenses.

Third, network virtualization. As telecom networks are increasingly becoming virtualized to increase service agility and save on costs, EXFO has taken the lead to enable a virtualized world. We have designed virtual verifiers that are released on generic, white-label servers alongside virtual network functions. In 2017, we evolved from a proof-of-concept to commercial deployment phase for our virtual monitoring solutions. We also acquired real-time network topology discovery technology from Ontology Systems to complement our active service assurance offering. Ontology Systems' software uses semantic searches to build real-time views of network services and their related elements. This mapping is essential for automated root cause analysis, especially because networks can change on the fly in a virtualized environment.

Finally, 5G represents the next technology milestone for mobile networks. CSPs are investing heavily in fiber, fronthaul, and backhaul network initiatives to get prepared for 5G mobility. Early in fiscal 2017, we acquired from Absolute Analysis optical RF technology for testing fiber-based mobile networks. These solutions are critical for analyzing RF interference issues in fiber to the antenna, distributed antenna systems, remote radio heads and baseband units that support 4G/LTE and upcoming 5G networks.

We are also in the process of acquiring Astellia, a leading provider of network and subscriber intelligence for mobile operators. Should this friendly takeover bid be successful, we believe it would allow EXFO to strengthen its service assurance offering with passive wireless monitoring, rich subscriber analytics and professional services. Equally important, we believe it would provide EXFO with a strong foothold with global mobile operators, who are investing in high-speed, low-latency 5G wireless infrastructures.

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

In fiscal 2017, our top customer accounted for 10.1% of our sales and our top three customers represented 18.4%. In comparison, our top customer accounted for 7.1% of sales and our top three customers represented 15.6% in 2016, while our top customer accounted for 7.1% of sales and our top three customers represented 14.4% in 2015.

Products

We offer an extensive range of wireline and wireless test, service assurance and analytics solutions for the global telecommunications industry. We believe our success has been largely predicated on our core expertise in developing test equipment for optical networks. Over the years, we have completed acquisitions in adjacent markets including copper, wireless and optical RF testing, service assurance, real-time network topology discovery and analytics.

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

Our field-test platforms, namely the FTB-1 Pro Platform, FTB-1 Platform, FTB-2 Pro Platform, FTB-4 Pro Platform and FTB-500 Platform, are at the core of our wireline product portfolio. Our FTB-1 Pro, designed for frontline technicians in the field, is a single-slot, modular platform dedicated to carry out optical, Ethernet and multiservice tests simply and efficiently. It differentiates itself through ultra-strong processing power and rich features like a multi-touch, high-resolution widescreen display. The FTB-1 Platform does not possess the same processing power or rich feature set of the FTB-1 Pro, but it is suitable for optical, copper, Ethernet and multiservice testing applications.

Our FTB-2 Pro offers the power and scalability of a multi-technology, high-performance unit, but in a smaller form factor. The FTB-2 Pro Platform can host two single-slot test modules, such as an OTDR (optical time domain reflectometer), automated optical loss test set (OLTS) with a variety of fiber inspection probes (FIPs), and Ethernet tester that can characterize transmission rates up to 100 Gbit/s.

The FTB-4 Pro, the latest addition to our platform family, supports as many as four modules for tests in high-speed networks, data centers and R&D labs. It provides field technicians with a combination of 400 Gbit/s commissioning, turn-up and troubleshooting tools on a single platform for both transport and advanced dispersion testing.

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

Wireless Test Equipment

We provide 2G, 3G and 4G/LTE network simulators for CSP labs. EXFO's network simulators emulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Typical tests include wireless node (EPC, IMS) functional and network load testing.

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

In addition, we provide optical radio frequency (RF) test equipment for analyzing RF interference issues in fiber to the antenna, distributed antenna systems, remote radio heads and baseband units that support 4G/LTE and upcoming 5G networks.

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

We have also transformed our service assurance portfolio to address the growing need for virtualized solutions. The EXFO Worx solution offers a variety of software-based probes, enabling the interworking with virtualized network architectures and functions.

We believe a competitive advantage of EXFO's service assurance solution is the ability to implement SLA monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

•	Layer 2-7 service performance monitoring and analysis for business and residential services;
•	mobile backhaul and metro Ethernet service activation and assurance;
•	IP/MPLS core monitoring and analysis;
•	IP video service assurance;
•	advanced data correlation and analysis engine with comprehensive northbound APIs;
•	advanced analytics and reports; and
•	custom solutions and back-office integration services.

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

In addition to our service assurance offering, we provide complementary root-cause analysis solutions to help service providers troubleshoot network performance and quality of service issues.

Products for Network Equipment Manufacturers (NEMs)

Wireline Test Equipment

Our network equipment manufacturer (NEM) solutions, mainly built around our LTB-8 Rackmount Platform, are available as test modules or stand-alone benchtop instruments.

Our highly scalable LTB-8 platform, which can host as many as eight 100G test modules, was introduced in 2016 to address the numerous requirements that NEMs demand from their multiservice transport and datacom network equipment. Lab users can carry out tests for a variety of technologies including Ethernet, OTN, Fibre Channel and SONET/SDH. Optical tests can also be carried out via power meters, variable attenuators and switches. Remote control of one or several LTB-8 platforms is available via a proprietary web-based interface. In March 2017, we introduced a 400G test solution for the LTB-8 platform that is dedicated to the lab and manufacturing markets.

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

Outside of these modular-based products, we offer advanced, stand-alone test solutions for NEMs in the process of developing ultra-high-speed optical networks as well as high-end test equipment for labs and research facilities.

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

Research and Development

Our global R&D operations fall under the management of a vice-president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Toronto, Canada, Chelmsford, USA, Oulu, Finland, Pune, India and London, UK. Gross research and development expenditures totaled $53.1 million in fiscal 2017 compared to $47.9 million in 2016 and $50.1 million in 2015.

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

Product development projects, once they are underway, are managed through a structured process known as the stage-gate approach combined with an Agile methodology. The stage-gate approach is based on a systematic review of a project's progress at various stages of its lifecycle. The following are the key review stages of the stage-gate approach:

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

The Agile methodology allows for software development to be done in small increments with constant validation with lead customers. Efficient execution is done through collaborative teams called SCRUM team ensuring that each increment is fully tested and validated.

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

On the international front, we have a direct sales force covering strategic accounts in EMEA and Asia-Pacific and distribution partners for smaller customers from lower revenue-generating regions.

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

We rely on a network of distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our sales team is led by our chief executive officer (CEO), who is supported by a vice-president responsible for each major geographic region: Americas, EMEA and Asia-Pacific. These sales executives, in turn, are backed by regional sales directors that lead a widely distributed team acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and service assurance. Within each major geographic region, we have sales staff dedicated to wireline and wireless test, service assurance and analytics customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Sales to customers in the Americas represented 55% of our sales in fiscal 2017, while sales to customers in EMEA and Asia-Pacific accounted for 26% and 19% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 55%, 25% and 20% of our sales in 2016, respectively, and 54%, 26% and 20% in 2015, respectively.

Product Management, Marketing/Communications and Global Services

Product Management

All product management duties fall under the leadership of our CEO, who is supported by two vice-presidents responsible for test and measurement as well as systems and services. Each product management executive, in turn, is backed by directors and/or product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions.

Marketing/Communications

Likewise, all marketing and communications activities fall under the leadership of our CEO. Our marketing-communications team, which mainly consists of a director, group managers, project managers, marketing writers, translators and graphic artists, supports our product management team by producing marketing and corporate documentation in-house. Literature includes specification sheets, application notes, product catalogues, advertising copy and an electronic corporate newsletter. This Marketing-Communications team also provides the sales tools required by our worldwide sales force like webinars and for updating the marketing contents of our website. In addition, it is responsible for engaging with key industry analysts and media as well as for field marketing, campaign management and digital marketing activities.

Global Services

EXFO's Global Services operation provides customers with a broad array of support and services worldwide. This team has in-house staff in North America, Europe, and Asia. It also provides local support in specific countries through select partners. Such a strategy enables EXFO to have a global reach while maintaining strong local ties.

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

•
Technical Support – Provide post-sales technical support to Test & Measurement product end-users, by providing software fixes and upgrades, troubleshooting malfunction or wrong usage of equipment and suggesting ways to improve equipment productivity and performance.

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

Manufacturing

Our manufacturing operations consist mainly of material planning, supply-chain management, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our manufacturing activities, which occupy a total of 125,000 square feet, take place at our facility compound in Quebec City, Canada and Shenzhen, China, but we also have facilities in Chelmsford, USA, and Oulu, Finland, for final assembly of service assurance and wireless test equipment, respectively. All our manufacturing operations fall under the supervision of a vice-president.

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

Competition

The test, service assurance and analytics markets in telecommunications are highly competitive and subject to rapid change because of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

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

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), and Viavi Solutions, as well as other players such as AFL Noyes, Keysight (IXIA), Kingfisher International, ShinewayTech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance and analytics side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), NetScout Systems, Inc., Radcom, Spirent Communications plc and Viavi Solutions. See Item 3D of this Annual Report under "Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy."

Employees

As at November 1, 2017, we had 1,577 full-time employees compared to 1,551 and 1,499 for the same periods in 2016 and 2015, respectively. Our workforce as of November 1, 2017 included 341 employees in manufacturing, 636 employees in research and development, and 600 employees in sales and marketing as well as general and administrative functions.

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

In the United States, our products must comply with the regulations of some agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC's regulations, our products must comply with certain electromagnetic interference (EMI) requirements to insure they do not generate electromagnetic noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Additionally, some of our products must comply with the FDA's non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA's regulations applicable to our products are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA.

Similar regulations apply in other countries. For example, in Canada our products must comply with the applicable standards adopted by the Standards Council of Canada (SCC). These include product safety standards developed in collaboration with the Canadian Standards Association as well as EMI requirements adopted by Innovation, Science and Economic Development Canada. Countries in the European Union require product compliance as dictated by the applicable directives, which are required to be authorized to apply the CE marking on the product. This includes testing to ensure compliance with harmonized European Norm (EN) standards for product safety, EMC and Wireless products requirements and RoHS.

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

Intellectual Property

Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file U.S. as well as other foreign (utility) patent applications to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of design patents, copyright, trademark, trade secret rights, licensing and confidentiality agreements.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2017, our records indicated that we held the following portfolio of utility patents: 75 active granted US patents, 50 granted or validated patents in countries of the European Union, 8 patents in Canada, 15 patents in China, and 7 patents in other jurisdictions. In addition, we have 21 utility patent applications (including provisional applications) pending in the US, 26 patent applications at the European Patent Office or directly entered at the national patent office of an EU member country, 3 applications in Canada, 14 applications in China and 7 applications in other countries. The expiration dates of our active issued patents range from 2018 to 2037, with no significant active patent expiring in the near future.

Our records also indicated that, as of August 31, 2017, we held 26 active granted design patents, as well as 4 pending design patent applications, in the United States and several other international jurisdictions.

We consider seven of our inventions for which patents either are granted or are pending to be material. These inventions are:

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

•
a method for determining the optical signal-to-noise ratio on polarization-multiplexed signals used in high-bandwidth DWDM optical networks by employing an optical spectrum analyzer. This invention employs a reference trace acquired with one channel being turned off.  This invention is a key value-added option to our FTB/IQS-5240S-P and FTB/IQS-5240BPseries of optical spectrum analyzers;

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

As of November 1, 2017, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc. 1985-09-18 (Canada) Operating
100% Navtel Communications Inc. (Ontario) Dissolved 2008-03-26
100% Navtel Sales Limited (Ontario) Dissolved 2016-06-10
100% Navtel Deutschland GmbH i.L. (Germany) Dissolved 2015-09-01
100% EXFO Europe SARL (France) Dissolved 2015-08-13
100% GEXFO Distribution Internationale Inc. (Quebec) Dissolved 2015-06-02
33.1% Astellia SA 1999-12-30 (France) Operating
100% EXFO Asia Pacific PTE Ltd. 2001-01-18 (Singapore) Operating
100% EXFO Australia Pty Ltd. 2012-04-03 (Australia) Operating
100% EXFO China Limited 2000-04-19 (Hong Kong) Operating
100% EXFO Electro Optical Engineering India Private Ltd. 2006-11-24 (India) Operating
0.02%
99.98% EXFO Sales & Services (India) Private Ltd. 2017-03-23 (India) Operating
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
100% Insinööritoimisto Taipale Oy (Finland) Dissolved 2017-06-30
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
100% EXFO USA Inc. 2000-12-07 (Delaware) Holding
100% EXFO America Inc. 1992-12-15 (Delaware) Operating
2%
98% EXFO Latin America Telecommunications SA de CV 2011-07-07 (Mexico) Operating
100% Ontology Partners Limited 2006-04-25 (United Kingdom) Operating
100% Yenista Optics S.A.S. 2003-06-18 (France) Operating
100% Yenista Optics, Inc. 2011-06-14 (Delaware) Operating
100% Yenista Shanghai Trading Ltd. 2014-12-29 (China) Operating

D.	Property, Plant and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada, in Concord, Ontario, Canada, in Chelmsford, Massachusetts, United States (EXFO Service Assurance Inc.), in Chandler's Ford, Hampshire, United Kingdom (EXFO Europe Limited), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Oulu, Finland (EXFO Oy), and in Richardson, Texas, United States (EXFO America Inc.).

In addition, we maintain sales offices and/or have regional sales managers located in Australia, China, Czech Republic, France, Germany, Great Britain, India, Japan, Mexico, Singapore, Spain, Sweden, United Arab Emirates and the United States.

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2017.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	95%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, repair/calibration services, manufacturing, management and administration	129,000 (1)	85%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	70%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Leased to a third party	10,000	100%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	40,000	0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Occupied for research and development, product management and administration	23,500	40%	Owned
250 Apollo Drive Chelmsford, MA 01824 United States	Occupied for research and development, manufacturing, management and administration	25,400	75%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
4 rue de Louis de Broglie Lannion 22300 France	Occupied for research and development, manufacturing, management and administration	24,800	50%	Leased
Phoenix Yard 65-69 Kings Cross Raod London WC1X 9LW United Kingdom	Occupied for research and development, management and administration	2,423	100%	Leased
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, repair/calibration services, sales management and administration	13,000	85%	Leased
3rd Floor, Building 10 Yu Sheng Industrial Park (Gu Shu Crossing) No. 467, National Highway 107 Xixiang, Bao An District Shenzhen 518126 China	Occupied for manufacturing of products, repair/calibration services	64,000	85%	Leased
Offices No 602, 603, 604, 701 and 702 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Occupied for research and development	33,981	85%	Owned
Offices No 102 Tower S-4 Cybercity Magarpatta , Hadapsar Pune 411 013 India	Leased to a third party	5,979	100%	Owned
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	30,338	55%	Leased

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; our ability to successfully integrate businesses that we acquire; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report, on Form 20-F. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 24, 2017.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test, service assurance and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers (NEMs) in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 5G, Internet of Things (IoT), 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G and 400G network upgrades, as well as fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

Our success has been largely predicated on our core expertise in developing test equipment for fixed networks. These solutions are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment that allows CSPs to automate complex, labor-intensive tasks like fiber-to-the-antenna (FTTA), DAS and small cell deployments. Leveraging platform connectivity, CSPs can also keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Over the years, we have expanded our product portfolio into fiber monitoring, service assurance for next-generation IP (Internet protocol) networks and test equipment for 2G, 3G, 4G/LTE and soon 5G mobile networks. Our fiber monitoring solution leverages EXFO's expertise and market leadership in optical time domain reflectometry (OTDR) by using them as remote test units (RTUs) to monitor an optical plant 24 hours per day, seven days per week. As such, this fiber monitoring solution proactively detects any fiber degradation or locates any fiber cut to optimize quality of service along long-haul, metro and access networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software offering that delivers quality of service and quality of experience visibility as well as real-time service monitoring and verification of next-generation IP networks. We have enriched our service assurance offering with infrastructure performance management tools, analytics software and network discovery topology solutions via technology acquisitions. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across fixed and mobile networks.

Our mobile network portfolio mainly consists of network simulators and optical radio frequency (RF) test solutions. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before mobile networks and services are deployed. Our optical RF test solutions are dedicated to tuning up and troubleshooting fiber-based mobile networks. These solutions are critical for locating and analyzing RF interference issues in FTTA, DAS, remote radio heads and baseband units that support 4G/LTE and upcoming 5G networks. These software applications can be combined with optical and Ethernet modules in our FTB-1 Pro platform to create an all-in-one test solution for cell technicians and maintenance engineers.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, our products enable NEMs, CSPs and web-scale operators to design, deploy, troubleshoot and monitor fixed and mobile networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1,600 people in 25 countries, supporting more than 2,000 customers around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China, and in Oulu, Finland. We also have six main research and development expertise centers in Boston, Toronto, Montreal, Quebec City, Oulu and London, supported by a software development center in India.

We launched 16 new products and/or major enhancements in fiscal 2017, addressing four key technology areas: fiber, Cloud, network virtualization and 5G. New product introductions included a 400 Gbit/s optical transport test solution for the lab and manufacturing markets; an automated inspection probe for testing multi-fiber connectors in data centers and radio access networks; a software-based solution, Universal Virtual Synch, enabling communications service providers to accurately and cost-effectively measure network latency; and optical RF over OBSAI (open base station architecture initiative) link test capabilities to complement optical RF over CPRI (common public radio interface) test technology for centralized radio access networks.

Our sales increased 4.6% to $243.3 million in fiscal 2017 compared to $232.6 million in 2016. Bookings, which represent purchase orders received from customers, increased 4.8% to $251.8 million in fiscal 2017 compared to $240.3 million in 2016, for a book-to-bill ratio of 1.03.

Net earnings amounted to $0.9 million, or $0.02 per diluted share, in fiscal 2017, compared to $8.9 million, or $0.16 per diluted share, in fiscal 2016. Net earnings in fiscal 2017 included net expenses totaling $10.6 million comprising $2.7 million in after-tax amortization of intangible assets, $1.4 million in stock-based compensation costs, $4.8 million in after-tax restructuring charges, $0.4 million in positive change in the fair value of the cash contingent consideration, $1.1 million in after-tax acquisition-related costs, and a foreign exchange loss of $1.0 million. Net earnings in fiscal 2016 included net expenses totaling $2.3 million comprising $1.1 million in after-tax amortization of intangible assets, $1.4 million in stock-based compensation costs, and a foreign exchange gain of $0.2 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash contingent consideration, and foreign exchange gain or loss) amounted to $22.0 million, or 9.1% of sales, in fiscal 2017, compared to $22.0 million, or 9.5% of sales, in 2016. As disclosed in the third quarter of fiscal 2017, expected adjusted EBITDA for fiscal 2017 amounted to approximately $20 million, based on the midpoint of our earnings guidance for the fourth quarter. In the fourth quarter of fiscal 2017, actual sales were at the high end of our earnings guidance, which explains higher than expected Adjusted EBITDA for the whole fiscal year. See page 55 of this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration amounted to $8.5 million, and consisted of $5.0 million in cash and the issuance of 793,070 subordinate voting shares valued at $3.5 million. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in our consolidated financial statements since October 31, 2016, being the date of acquisition. For additional disclosure on the accounting for the acquisition, see note 3 to our fiscal 2017 consolidated financial statements.

On March 2, 2017, we acquired all issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration amounted to $9.2 million and consisted of $7.8 million in cash, net of Ontology's cash of $2.2 million at the acquisition date, plus a cash contingent consideration based on certain sales volume of Ontology products over the 12-month period following the acquisition, valued at $1.4 million at the acquisition date. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in our consolidated financial statements since March 2, 2017, being the date of acquisition. For additional disclosure on the accounting for the acquisition, see note 3 to our fiscal 2017 consolidated financial statements.

On March 29, 2017, we announced the appointment of Philippe Morin as our new Chief Executive Officer (CEO), effective April 1, 2017. Mr. Morin, who has more than 25 years of experience in the telecommunications industry, initially was named EXFO's Chief Operating Officer in November 2015. Prior to joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He also held senior management positions at Nortel Networks, including President of the Optical Networking Division. EXFO founder Germain Lamonde, who had fulfilled the roles of CEO and Chairman of the Board for more than 30 years, became Executive Chairman. He maintains leadership of EXFO's acquisition strategy and remains actively involved in defining EXFO's growth initiatives, customer outreach as well as corporate governance.

On May 2, 2017, we announced a restructuring plan to streamline our passive monitoring solutions portfolio, which falls under our protocol-layer product line. This plan resulted in severance expenses of $4.1 million and inventory writeoffs of $1.0 million, for total restructuring charges of $5.1 million during the year. As a result of this plan, we expect annual savings of approximately $9 million.

On September 8, 2017, we acquired 33.1% of all issued and outstanding shares of Astellia SA ("Astellia"), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The acquisition-date fair value of the consideration transferred amounted to €8.6 million (US$10.3 million) in an all-cash deal.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S (Yenista), a privately held company located in France, a supplier of advanced optical test equipment for the research and development and manufacturing markets. Its portfolio includes benchtop optical spectrum analyzers, tunable lasers, tunable filters and passive optical component test systems for NEMs and optical component vendors. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.3 million (US$9.7 million) in cash, net of Yenista's cash of €1.1 million (US$1.4 million) at the acquisition date. This acquisition will be accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred will be allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business will be included in our consolidated financial statements starting October 2, 2017, being the date of acquisition.

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares at a share price of €10, for total consideration of €17.3 million (approximately US$20 million) by way of a public tender offer. The public offering will open in late calendar 2017 or early 2018, subject to the approval of French foreign investment authorities and permission from l'Autorité des marchés financiers. If the public tender offering is successful, the settlement of the acquisition is expected to take place early in calendar 2018.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4.8 million (US$3.8 million) and up to US$6.0 million for operating purposes, were cancelled and replaced by a credit facility of CA$28.9 million (US$23.1 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2015 and 2016, no customer accounted for more than 10% of our sales, with our top customer representing 7.1% and 7.1% of our sales respectively. In fiscal 2017, our top customer represented 10.1% of our sales, with our top three customers representing 18.4% of our sales.

We believe that we have a vast array of products, a diversified customer base and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the consolidated statements of earnings.

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

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits on research and development activities carried out in Canada. All related research and development tax credits are recorded as a reduction of gross research and development expenses.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

	Years ended August 31,
Consolidated statement of earnings data (1):	2017	2016	2015	2017	2016	2015
Sales	$243,301	$232,583	$222,089	100.0%	100.0%	100.0%

Cost of sales (2)	94,329	87,066	85,039	38.8	37.4	38.3
Selling and administrative (3)	86,256	82,169	82,200	35.5	35.3	37.0
Net research and development	47,168	42,687	44,003	19.4	18.4	19.8
Depreciation of property, plant and equipment	3,902	3,814	4,835	1.6	1.6	2.2
Amortization of intangible assets	3,289	1,172	2,883	1.4	0.5	1.3
Change in fair value of cash contingent consideration	(383)	–	–	(0.2)	–	–
Interest and other (income) expense	303	(828)	(155)	0.1	(0.4)	(0.1)
Foreign exchange (gain) loss	978	(161)	(7,212)	0.4	–	(3.2)
Unusual charge (3)	–	–	603	–	–	0.3
Earnings before income taxes	7,459	16,664	9,893	3.0	7.2	4.4
Income taxes	6,608	7,764	5,036	2.7	3.4	2.2
Net earnings for the year	$851	$8,900	$4,857	0.3%	3.8%	2.2%

Basic net earnings per share	$0.02	$0.17	$0.09
Diluted net earnings per share	$0.02	$0.16	$0.08

Other selected information:

Gross margin before depreciation and amortization (4)	$148,972	$145,517	$137,050	61.2%	62.6%	61.7%

Research and development data:
Gross research and development	$53,124	$47,875	$50,148	21.8%	20.6%	22.6%
Net research and development	$47,168	$42,687	$44,003	19.4%	18.4%	19.8%

Restructuring charges included in:
Cost of sales	$1,697	$–	$290	0.7%	–%	0.1%
Selling and administrative expenses	$1,150	$–	$586	0.5%	–%	0.3%
Net research and development expenses	$2,232	$–	$761	0.9%	–%	0.3%

Adjusted EBITDA (4)	$22,041	$22,039	$13,779	9.1%	9.5%	6.2%

Consolidated balance sheet data (1):
Total assets	$259,241	$237,793	$217,478

(1)
Consolidated statement of earnings and balance sheet data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (4).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Selling and administrative is exclusive of a one-time charge relating to an unusual bad debt in fiscal 2015.
(4)	Refer to page 55 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line, in thousands of US dollars:

Sales

	Years ended August 31,
	2017	2016	2015

Physical-layer product line	$161,864	$151,910	$144,060
Protocol-layer product line	81,905	83,324	80,591
	243,769	235,234	224,651
Foreign exchange losses on forward exchange contracts	(468)	(2,651)	(2,562)
Total sales	$243,301	$232,583	$222,089

Bookings

	Years ended August 31,
	2017	2016	2015

Physical-layer product line	$165,886	$155,320	$144,673
Protocol-layer product line	86,348	87,631	80,948
	252,234	242,951	225,621
Foreign exchange losses on forward exchange contracts	(468)	(2,651)	(2,562)
Total bookings	$251,766	$240,300	$223,059

Fiscal 2017 vs. 2016

In fiscal 2017, our sales increased 4.6% to $243.3 million, compared to $232.6 million in 2016, while our bookings increased 4.8% year-over-year to $251.8 million in 2017 from $240.3 million in 2016, for a book-to-bill ratio of 1.03 (1.03 in 2016).

Sales

In fiscal 2017, we made progress in sales (6.6%) for our physical-layer product line (optical and copper testing), mainly in the Americas, compared to 2016, mostly due to our leadership position in portable optical testing, a 100G investment cycle among CSPs in this region, and growing business with web-scale operators for their data center interconnects. In addition, in fiscal 2017, we benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus a nominal amount in 2016. To a lesser extent, sales of our physical-layer product line increased in Europe, Middle East and Africa (EMEA) despite the decrease in the average value of the British pound and the euro compared to the US dollar year-over-year, which had to some extent a negative impact on our sales and bookings to this region in 2017 compared to 2016. In the Asia-Pacific (APAC) region, sales of our physical-layer product line decreased year-over-year in fiscal 2017, especially in China, mainly due to delayed investments from NEMs.

In fiscal 2017, sales of our protocol-layer product line decreased 1.7% year-over-year, mainly in the Americas, despite the positive impact of newly acquired Absolute. In fiscal 2016, we also had recognized a large order from a North American Tier-1 network operator for our EXFO Xtract solution, and we did not close such large order in fiscal 2017. In addition, the streamlining of our passive monitoring product line in fiscal 2017 had a negative impact on our sales in 2017 compared to 2016. Furthermore, in fiscal 2016, our transport and datacom product line (a subgroup within our protocol-layer product line) benefited, to a greater extent, from the 100G investment cycle, especially in the United States, compared to 2017. Otherwise, sales of our protocol-layer product line increased in the EMEA year-over-year, mainly due to the positive impact of recently acquired Ontology, despite the decrease in the average value of the British pound and the euro compared to the US dollar year-over-year. Sales of our protocol-layer product line were flat overall in APAC year-over-year in fiscal 2017.

Finally, in fiscal 2017, we reported lower losses on our forward exchange contracts, which had a $2.2 million positive impact on our total sales year-over-year.

Overall, the year-over-year increase in total sales in fiscal 2017 comes from the Americas, mainly in Canada and to a lesser extent in the United States, and from the EMEA. On the other hand, sales to APAC slightly decreased year-over-year, as sales to China decreased year-over-year after a robust performance in 2016.

Bookings

In fiscal 2017, we reported a year-over-year increase in total bookings, which mainly comes from the Americas for our physical-layer product line and from the EMEA for our protocol-layer product line, despite negative currency impacts from the British pound and the euro.

In fiscal 2017, our physical-layer product line reported significant year-over-year increase in bookings in the Americas as we benefited from heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In addition, as mentioned earlier, in fiscal 2017, we have benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus a nominal amount in 2016. Otherwise, bookings for our physical-layer product line were flat in the EMEA and APAC year-over-year. The EMEA was to some extent negatively impacted by the decrease in the average value of the British pound and the euro compared to the US dollar year-over-year. In APAC, bookings were negatively impacted by the decrease in bookings in China, mainly due to delayed investments from NEMs, offset by traction gained in the rest of APAC.

Our protocol-layer product lines reported decrease in total bookings in fiscal 2017 compared to 2016. Most of the decrease comes from the Americas, despite the positive impact our newly acquired Absolute and Ontology businesses, as our transport and datacom product line (a subgroup within our protocol-layer product line) did not reach the same level of orders from the 100G investment cycle, especially in the United States compared to 2016. In addition, in 2016, we received a large order from a North American Tier 1 network operator for our EXFO Xtract solution, and we did not close such large order in 2017. Otherwise, we made progress in bookings in the EMEA thanks to the recent acquisition of Ontology. In addition, in fiscal 2017, bookings in APAC slightly increased year-over-year. Finally, the streamlining or our passive monitoring product line in fiscal 2017 negatively impacted the bookings of our protocol-layer product line compared to 2016.

Fiscal 2016 vs. 2015

In fiscal 2016, our sales increased 4.7% to $232.6 million, compared to $222.1 million in 2015, while our bookings increased 7.7% year-over-year to $240.3 million in 2016 from $223.1 million in 2015, for a book-to-bill ratio of 1.03 (1.00 in 2015).

Sales

In fiscal 2016, despite year-over-year sales increase, we suffered from a headwind from a stronger US dollar compared to 2015. Given that we generate a portion of our revenue in Canadian dollars (Americas) and in euros (EMEA) but report our results in US dollars, it had a negative impact on our total sales and bookings year-over-year, as the US dollar increased against these currencies. In fact, in fiscal 2016, our total sales would have increased by approximately 6% and our total bookings would have increased by approximately 9% year-over-year in constant currencies.

In fiscal 2016, despite the negative currency impact, both product lines delivered year-over-year increases in sales, with respective increases of 5.4% and 3.4% for our physical and protocol-layer product lines.

In fiscal 2016, the year-over-year sales increase in our physical-layer product line is mainly due to our leadership position in portable optical testing and a 100G investment cycle among CSPs, especially in the United States. This 100G investment cycle also benefited our transport and datacom product line (a subgroup within our protocol-layer product line), especially in the United States. In addition, in fiscal 2016, sales of our newly launched analytics software solution EXFO Xtract (which is also a subgroup of our protocol-layer product line) contributed to the year-over-year sales increase.

Overall, the year-over-year increase in sales in fiscal 2016 comes from the Americas, namely the United States, and from APAC, namely China. Both the United States and China delivered a robust year-over-year sales increase. On the other hand, sales to EMEA slightly decreased year-over-year, due to negative currency impact. Otherwise, this region would have reported slight sales increase year-over-year, despite uncertain market conditions in many European countries. The United Kingdom, however, delivered a strong sales increase in 2016, after a steady decline in sales over the last couple of years.

Bookings

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

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles related to our protocol-layer products. This has been amplified with the recent acquisition of Ontology.

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2017	2016	2015

Americas	55%	55%	54%
EMEA	26	25	26
APAC	19	20	20
	100%	100%	100%

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 55 of this document)

Gross margin before depreciation and amortization (gross margin) amounted to 61.2%, 62.6% and 61.7% of sales in fiscal 2017, 2016 and 2015 respectively.

Fiscal 2017 vs. 2016

In fiscal 2017, gross margin included $1.7 million or 0.7% of sales in restructuring charges for severance expenses and inventory writeoffs. Excluding those charges, gross margin would have amounted to 61.9% of sales in fiscal 2017, slightly lower (0.7%) compared to 2016.

In fiscal 2017, our gross margin (excluding the impact of our restructuring charges) was unfavorably affected by product mix within both product lines compared to 2016. In particular, in fiscal 2016, we recognized a large order with a Tier-1 network operator for our EXFO Xtract solution, which had a positive impact on our gross margin during that year as this product delivers strong margins. We did not have such high-margin deals this year. In addition, in fiscal 2017, our physical-layer product line represented a larger portion of our sales year-over-year, and this product line delivers lower margins than our protocol-layer product line (protocol-layer products have a richer software content), which had a negative impact on our gross margin year-over-year.

However, in fiscal 2017, we recorded in our sales lower foreign exchange losses on our forward exchange contracts, compared to 2016, which contributed to increase our gross margin by 0.3% year-over-year.

In addition, in fiscal 2017, we recorded lower inventory writeoffs compared to 2016, which contributed to increase our gross margin by an additional 0.2% year-over-year.

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

In addition, in fiscal 2016, we recorded lower inventory writeoffs compared to 2015, which contributed to increase our gross margin by 0.2% year-over-year.

Furthermore, in fiscal 2015, we recorded $0.3 million in restructuring charges in the cost of sales (nil in 2016) which negatively affected our gross margin for that year by 0.1%.

Finally, in fiscal 2016, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $86.3 million, $82.2 million and $82.2 million for fiscal 2017, 2016 and 2015 respectively. As a percentage of sales, selling and administrative expenses amounted to 35.5%, 35.3% and 37.0% for fiscal 2017, 2016 and 2015 respectively.

Fiscal 2017 vs. 2016

In fiscal 2017, our selling and administrative expenses increased $4.1 million year-over-year due to restructuring charges of $1.2 million, additional expenses following the acquisitions of Absolute and Ontology and to support the growth of our business, inflation, salary increases, as well as one-time acquisition-related costs of $1.1 million following the recent business acquisitions.

Excluding restructuring charges and acquisition-related costs for business combinations, which represent 0.9% of sales, our selling and administrative expenses would have represented 34.6% of sales, lower compared to 35.3% of sales in 2016.

Fiscal 2016 vs. 2015

In fiscal 2016, our selling and administrative expenses were positively affected by the significant increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in Canadian dollars and euros and we report our results in US dollars, as well as by the positive impact of our 2015 restructuring plan. In addition, our 2015 restructuring plan resulted in severance expenses of $0.6 million (or 0.3% of sales) recorded in the fourth quarter of 2015 (nil in 2016); these elements offset inflation, salary increases and increased commission expenses on increased sales.

As percentage of sales, our selling and administrative expenses decreased in fiscal 2016 compared to 2015 as these expenses were flat year-over-year and our sales increased.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $53.1 million, $47.9 million and $50.1 million for fiscal 2017, 2016 and 2015 respectively. As a percentage of sales, gross research and development expenses amounted to 21.8%, 20.6% and 22.6% for fiscal 2017, 2016 and 2015 respectively, while net research and development expenses accounted for 19.4%, 18.4% and 19.8% of sales for these respective years.

Fiscal 2017 vs. 2016

In fiscal 2017, our gross research and development expenses increased $5.2 million year-over-year due to restructuring charges of $2.2 million, additional expenses following the acquisitions of Absolute and Ontology and to support the growth of our business, inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to 2016.

Excluding restructuring charges, which represent 0.9% of sales, our gross research and development expenses would have represented 20.9% of sales, almost flat compared to 20.6% of sales in 2016.

Fiscal 2016 vs. 2015

In fiscal 2016, the year-over-year significant increase in the average value of the US dollar compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in Canadian dollars and euros and we report our results in US dollars. In addition, the 2015 restructuring plan positively affected our gross research and development expenses in 2016. Finally, our 2015 restructuring plan resulted in severance expenses of $0.8 million (or 0.3% of sales) in 2015 versus nil in 2016. However, these positive effects year-over-year were offset in part by inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to 2015.

As a percentage of sales, our gross research and development decreased in fiscal 2016 compared to 2015 as these expenses decreased year-over-year and our sales increased.

Tax Credits and Grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $6.0 million, $5.2 million and $6.1 million for fiscal 2017, 2016 and 2015 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 11.2%, 10.8% and 12.3% for fiscal 2017, 2016 and 2015 respectively.

Fiscal 2017 vs. 2016

The increase in our tax credits and grants in fiscal 2017, compared to 2016, mainly results from the increase in our gross research and development expenses year-over-year.

In fiscal 2017, the increase in tax credits and grants as a percentage of gross research and development expenses, compared to 2016, mainly comes from the shift in mix of eligible projects.

Fiscal 2016 vs. 2015

The decrease in our tax credits and grants in fiscal 2016, compared to 2015, results from the decrease in our gross research and development expenses, the shift in mix of eligible projects, namely in Finland, as well as from the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2016, the decrease in tax credits and grants as a percentage of gross research and development expenses, compared to 2015, mainly comes from the shift in mix of eligible projects.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment totaled $3.9 million, $3.8 million and $4.8 million for fiscal 2017, 2016 and 2015 respectively.

In fiscal 2016, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar had a positive effect on our depreciation expenses, as these expenses are incurred in Canadian dollars and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $3.3 million, $1.2 million and $2.9 million for fiscal 2017, 2016 and 2015 respectively.

Fiscal 2017 vs. 2016

The increase in our amortization expense in fiscal 2017, compared to 2016, was due to the acquisitions of Absolute (October 31, 2016) and Ontology (March 2, 2017).

Fiscal 2016 vs. 2015

The decrease in our amortization expense in fiscal 2016, compared to 2015, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as our amortization expense is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

We reported a foreign exchange loss of $1.0 million in fiscal 2017 compared to gain of $0.2 million in 2016 and $7.2 million in 2015.

Fiscal 2017

In fiscal 2017, the period-end value of the Canadian dollar increased versus the US dollar compared to the previous year-end, which resulted in a foreign exchange loss of $1.0 million during the year. The period-end value of the Canadian dollar increased 4.6% versus the US dollar to CA$1.2536 = US$1.00 in fiscal 2017 compared to CA$1.3116 = US$1.00 at the end of the previous year. In fiscal 2017, the average value of the Canadian dollar versus the US dollar was CA$1.3212 = US$1.00.

Fiscal 2016

In fiscal 2016, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.2 million during that period. The period-end value of the Canadian dollar slightly increased 0.3% versus the US dollar to CA$1.3116 = US$1.00 in fiscal 2016 compared to CA$1.3157 = US$1.00 at the end of the previous year. In fiscal 2016, the average value of the Canadian dollar versus the US dollar was CA$1.3278 = US$1.00.

Fiscal 2015

In fiscal 2015, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro compared to the previous year end, which resulted in a significant foreign exchange gain of $7.2 million during the year. The period-end value of the Canadian dollar decreased 17.5% to CA$1.3157 = US$1.00 in fiscal 2015 compared to CA$1.0858 = US$1.00 at the end of the previous year, and decreased 3.0% to CA$1.4755 = €1.00 in fiscal 2015 compared to CA$1.4319 = €1.00 at the end of the previous year. In fiscal 2015, the average value of the Canadian dollar versus the US dollar was CA$1.2093 = US$1.00.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are dominated in Canadian dollars and euros and a significant portion of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees and British pounds and we report our results in US dollars. In fiscal 2016, the increase in the average value of the US dollar compared to the Canadian dollar, the euro and the Indian rupee year-over-year, resulted in a positive impact on our financial results. The average value of the US dollar increased 8.9%, 4.6% and 6.3% respectively year-over-year, compared to the Canadian dollar, the euro and the Indian rupee. In fiscal 2017, overall, there were no significant changes in the average value of our main currencies compared to the US dollar, which had no significant impact on our financial results during the year compared to 2016.

INCOME TAXES

In fiscal 2017, we reported income tax expenses of $6.6 million on earnings before income taxes of $7.5 million, compared to income tax expenses of $7.8 million on earnings before income taxes of $16.7 million in 2016 and income tax expenses of $5.0 million on earnings before income taxes of $9.9 million in 2015.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss, a significant portion of our restructuring charges recorded in fiscal 2017 related to these subsidiaries, and acquisition-related costs for business combinations are non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain or loss was a result of the translation of financial statements of our foreign subsidiaries from their local currency to the functional currency, and was therefore non-taxable or deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these years.

Please refer to note 19 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2017, cash and short-term investments totaled $39.2 million, while our working capital was at $74.4 million. Our cash and short-term investments decreased $8.1 million in fiscal 2017, compared to 2016. In fiscal 2017, we made cash payments of $12.8 million for the acquisitions of Absolute and Ontology, $7.2 million for the purchase of capital assets and $1.5 million for the repayment of the long-term debt assumed as part of the Ontology acquisition. Otherwise, in fiscal 2017, we generated $12.9 million in cash flows from operating activities and we recorded an unrealized foreign exchange gain on our cash and short-term investments of $0.5 million. This unrealized foreign exchange gain resulted from the translation, into US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, and for potential acquisitions. As at August 31, 2017, cash balances included an amount of $6.7 million that bears interest at an annual rate of 1.2%.

We believe that our cash balances and short-term investments of $39.2 million will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the payment of $10.3 million for the 33.1% investment in Astellia, the payment of $9.7 million for the acquisition of Yenista, and any potential payment for the cash contingent consideration related to the acquisition of Ontology. In addition, on October 25, 2017, to finance the potential acquisition of the remaining share of Astellia under the public tender offer, we modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4.8 million (US$3.8 million) and up to US$6.0 million for operating purposes, were cancelled and replaced by a credit facility of CA$28.9 million (US$23.1 million). Finally, we have unused available lines of credit totaling $6.2 million for working capital and other general corporate purposes, and unused lines of credit of $25.7 million for foreign currency exposure related to forward exchange contracts.

However, possible operating losses, restructuring charges and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2017, our commitments under operating leases and license agreements amount to $3.5 million in 2018, $2.2 million in 2019, $2.1 million in 2020, $2.0 million in 2021 and $3.0 million in 2022 and after, for total commitments of $12.8 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $12.9 million in fiscal 2017, compared to $24.4 million in 2016 and $6.5 million in 2015.

Fiscal 2017 vs. 2016

Cash flows provided by operating activities in fiscal 2017 were attributable to the net earnings after items not affecting cash of $13.0 million, slightly offset by the negative net change in non-cash operating items of $0.1 million; this was mainly due to the positive effect on cash of the decrease of $4.0 million in our accounts receivable due to the timing of receipts and sales during the year and by the positive effect on cash of the decrease of $0.9 million in our inventories due to improved inventory turns during the year; these positive effects on cash were more than offset by the negative effect on cash of the $2.4 million increase in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, the negative effect on cash of the increase of $0.9 million in our prepaid expenses due to timing of payments during the year, and by the negative effect on cash of the decrease of $1.7 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the year.

Fiscal 2016 vs. 2015

Cash flows provided by operating activities in fiscal 2016 were attributable to the net earnings after items not affecting cash of $20.7 million, and the positive net change in non-cash operating items of $3.6 million. This was mainly due to the positive effect on cash of the decrease of $2.7 million in our accounts receivable due to the timing of receipts and sales during the year, the positive effect on cash of the $0.9 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the year, and the positive effect on cash of the $4.9 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect on cash of the $4.7 million increase in our inventories to meet future demand, and the negative effect on cash of the increase of $0.3 million in our prepaid expenses due to timing of payments during the year.

Investing activities

Cash flows used by investing activities amounted to $16.5 million in fiscal 2017, compared to $7.0 million in 2016 and $2.3 million in 2015.

Fiscal 2017

In fiscal 2017, we made cash payments of $12.8 million and $7.2 million respectively for the acquisitions of Absolute and Ontology and the purchase of capital assets. Otherwise, we disposed (net of acquisitions) of $3.5 million worth of short-term investments.

Fiscal 2016

In fiscal 2016, we paid $4.4 million for the purchase of capital assets and we acquired (net of disposal) $2.6 million worth of short-term investments.

Fiscal 2015

In fiscal 2015, we paid $5.9 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.6 million worth of short-term investments.

Financing activities

Cash flows used by financing activities amounted to $1.5 million in fiscal 2017, compared to $1.6 million in 2016 and $25.5 million in 2015.

Fiscal 2017

In fiscal 2017, we repaid the long-term debt of $1.5 million assumed as part of the acquisition of Ontology.

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

As at August 31, 2017, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2017 to August 2018	$18,300,000	1.3407
September 2018 to August 2019	10,900,000	1.3426
Total	$29,200,000	1.3414

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2017 to August 2018	$3,400,000	69.49
September 2018 to February 2019	1,600,000	67.26
Total	$5,000,000	68.78

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $0.1 million and net gains of $2.3 million as at August 31, 2016 and 2017 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.2536 = US$1.00 as at August 31, 2017.

SHARE CAPITAL

As at November 13, 2017, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,224,396 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2017, our off-balance sheet arrangements consisted of letters of guarantee amounting to $0.6 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at August 31, 2017, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of assets and liabilities acquired in business combinations, the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances.

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

As at August 31, 2017, we had deferred income tax assets in the consolidated balance sheet in the amount of $3.2 million for operating losses in the United States. To recover these deferred income tax assets, we need to generate approximately $9.5 million in pre-tax earnings in the United States, and to do so over the estimated recovery period of three years, we must generate pre-tax earnings compound annual growth rate (CAGR) of 2%, which we believe is probable. Our losses in the United States can be carried forward over a 20-year period.

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

As at August 31, 2017, our non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $40.5 million. To recover these non-refundable research and development tax credits, we need to generate approximately $262 million (CA$328 million) in pre-tax earnings at the Canadian federal level and approximately $12 million at the Canadian provincial level. To generate $262 million in pre-tax earnings at the Canadian federal level over the estimated recovery period of 15 years, we must generate a pre-tax earnings CAGR of 2%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a 20-year period.

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

In the fourth quarter of fiscal 2017, we performed our annual goodwill impairment test for all CGUs.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

EXFO CGU	$13,772,000
Brix CGU	13,878,000
Ontology CGU	7,427,000
Total	$35,077,000

In performing the goodwill impairment review of our CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of our CGUs, we used a market approach, which is based on sales multiples within the range of 0.6 to 2.9 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to our CGUs.

Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of our sales and operations, we also compared the carrying amount of the EXFO CGU to our overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix and Ontology CGUs. Based on this calculation, we calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.6 to 2.9 times range, as used in our market approach described above.

As at August 31, 2017, the recoverable amount for all CGUs exceeded their carrying value. The recoverable amount of EXFO CGU, Brix CGU and Ontology CGU would equal their carrying value using sales multiples of 0.7, 0.6 and 2.2 times sales respectively.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on the estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired and liabilities assumed; this may require the use of unobservable inputs, including management's expectations of future revenue growth, operating costs and profit margins as well as discount rates.

i)	Growth rates

The assumptions used are based on acquired companies' historical growth, expectations of future revenue growth, expected synergies as well as industry and market trends.

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

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We have performed an assessment to identify significant areas of impact, if any, between our current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessments to date, we anticipate that the main areas of impact will relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the "right to use" our intellectual property. We will adopt this new standard on September 1, 2018 using the modified retrospective method, with the cumulative effect of the initial application of the standard recognized as an adjustment to the opening balance of retained earnings as at the date of initial application. We will apply this standard retrospectively only to contracts that are not completed at the date of initial application.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. We have not yet assessed the impact that the new standard will have on our consolidated financial statements.

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We will adopt this interpretation on September 1, 2018 and are currently assessing the impact that it will have on our consolidated financial statements.

Uncertainty over Income Tax Treatments

IFRIC 23, "Uncertainty over Income Tax Treatments", was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We will adopt this interpretation on September 1, 2019 and are currently assessing the impact that it will have on our consolidated financial statements.

CONTROLS

As described in Form 20-F/A filed on January 9, 2017, we concluded that EXFO's internal control over financial reporting was not effective as at August 31, 2016, as a result of the identification of a material weakness as we did not maintain sufficient controls over the trade accounts receivable ledger, which included a failure to maintain appropriate segregation of duties and a lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger. See item 15(b) of Form 20-F/A filed on January 9, 2017 for more details on the impact of the material weakness on EXFO's financial reporting.

In the second quarter of fiscal 2017, we completed the implementation of our remediation plans to address the material weakness, which included additional segregation of duties. As at August 31, 2017, we concluded, through testing, that these controls were operating effectively and that the material weakness was considered remediated as of that date.

NON-IFRS MEASURES

We provide non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

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

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash contingent consideration, unusual charge, and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA

	Years ended August 31,
	2017	2016	2015

IFRS net earnings for the year	$851	$8,900	$4,857

Add (deduct):

Depreciation of property, plant and equipment	3,902	3,814	4,835
Amortization of intangible assets	3,289	1,172	2,883
Interest and other (income) expense	303	(828)	(155)
Income taxes	6,608	7,764	5,036
Stock-based compensation costs	1,414	1,378	1,295
Restructuring charges	5,079	–	1,637
Change in fair value of cash contingent consideration	(383)	–	–
Unusual charge	–	–	603
Foreign exchange (gain) loss	978	(161)	(7,212)
Adjusted EBITDA for the year	$22,041	$22,039	$13,779

Adjusted EBITDA in percentage of total sales	9.1%	9.5%	6.2%

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2017.

Name and Municipality of Residence	Position with EXFO
PIERRE-PAUL ALLARD Pleasanton, California	Independent Director
STEPHEN BULL Quebec City, Quebec	Vice- President, Research and Development
STÉPHANE CHABOT Quebec City, Quebec	Vice President, Test and Measurement
FRANÇOIS CÔTÉ Montreal, Quebec	Independent Director
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice President, Manufacturing and Global Services
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Executive Chairman of the Board
ANGELA LOGOTHETIS Bath, United Kingdom	Independent Director
CLAUDIO MAZZUCA LaSalle, Quebec	Vice President, Systems and Analytics
PHILIPPE MORIN Senneville, Quebec	Chief Executive Officer
PIERRE PLAMONDON Quebec City, Quebec	Chief Financial Officer and Vice President, Finance
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
MICHAEL SCHEPPKE Singapore, Singapore	Vice President, Sales — Asia-Pacific
CLAUDE SÉGUIN Westmount, Quebec	Independent Director
WILLEM JAN TE NIET Harfsen, Netherlands	Vice President, Europe Middle East and Africa
RANDY E. TORNES Frisco, Texas	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice President, Sales — Americas

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

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya, Aspire Food Group, CPU and of the Fondation Martin Matte.  Mr. Côté is also on the Consultative Committee of Medfar Solutions and serves on the Advisor Committee of Groupe Morneau. Mr. Côté is also acting as advisor to different companies' CEO's.

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

Angela Logothetis has more than twenty-five (25) years of international experience in the telecommunications industry. She has been strategically engaged in the industry's major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past ten (10) years. Ms. Logothetis is the Head of Network Strategy, Technology and Services for Amdocs. Amdocs is the market leader in customer experience software solutions and services for the world's largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice-President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

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

Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017. He has more than 25 years of experience in the telecommunications industry, and became EXFO's Chief Operating Officer (COO) in November 2015, leading the company's global sales leadership, market development, marketing and product strategy. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice-President and General Manager of Optical Networks. Philippe Morin holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, Canada, and a master's degree in business (MBA) from McGill University in Montréal, Canada.

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

Michael Scheppke was appointed EXFO's Vice-President, Sales – APAC in October 2016. He is responsible for managing telecom sales, both direct and indirect, and the execution of sales strategies across APAC regions. Michael developed his expertise working in our industry in both the USA and Asia. Following several years at HP and Agilent, he spent a significant part of his career at Ixia where he held various senior roles. He has developed and executed the go-to-market strategy for their network monitoring business in APAC by successfully leading diverse sales teams, and expanding sales coverage with channel partners. Michael holds a bachelor of science degree in electrical engineering from the University of Florida.

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services. He was, until October 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he has been Director of Planning and Assistant Director of Social Programs at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance – Montreal, an organization regrouping financial institutions in the Province of Quebec. He also serves on the board of directors of Fonds de solidarité FTQ, a trade union sponsored investments fund. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation's executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2017.

The following is a discussion of the compensation arrangements with the Corporation's Executive Chairman, Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000 (collectively with the Executive Chairman, CEO and CFO, the "Named Executive Officers" or "NEOs"). The NEOs for the financial year ended August 31, 2017 were Mr. Germain Lamonde (Executive Chairman), Mr. Philippe Morin (CEO), Mr. Pierre Plamondon (CFO and Vice-President, Finance), Mr. Willem Jan te Niet (Vice-President, Sales — Europe Middle East and Africa) and Mr. Dana Yearian (Vice-President, Sales — Americas). Mr. Lamonde stepped down as CEO as of April 1, 2017 and was nominated Executive Chairman of the Corporation. Mr. Morin was promoted from Chief Operating Officer of the Corporation to CEO of the Corporation as of April 1, 2017.

Members of the Human Resources Committee

During the financial year ended August 31, 2017, the Human Resources Committee was composed of:

•	Mr. François Côté (Chairman)
•	Mr. Pierre-Paul Allard
•	Mr. Darryl Edwards (until January 10, 2017)
•	Ms. Angela Logothetis (since January 11, 2017)
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered "independent", as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. François Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years. Mr. Côté also holds a Bachelor's degree in Industrial Relations. Ms. Angela Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology. She completed dual majors in accountancy and information technology. She has more than twenty-five (25) years of international experience in the telecommunications industry. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last forty (40) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation's executive officers, including the Executive Chairman and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee's goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Human Resources Committee is responsible for the review of employees' performance and approval of the identity of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2016 to August 31, 2017, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the Executive Chairman, the CEO and the Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2016 to November 1, 2017, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee except Mr. Allard and Mr. Edwards, each of whom were absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2016 to November 1, 2017:

Meeting	Main Activities of the Human Resources Committee
October 12, 2016	●	Review of the Business Performance Measures results for the financial year ended August 31, 2016;
	●	Review of the Business Performance Measures for the financial year started September 1, 2016;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2016;
	●	Update on the Short-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2016;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2016 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2016;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Selection of New Board Members;
	●	Annual Sales Force Achievement and Key staffing update;
	●	Review and approval of the retirement policy of the Corporation;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

Meeting	Main Activities of the Human Resources Committee
January 10, 2017	●	Executive Chairman role, transition and compensation;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2016, including the CEO objectives;
	●	Employee Survey Update;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2016 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2016;
	●	Global Compensation and Board Members Compensation Review;
	●	Leadership program and Talent Management.
March 29, 2017	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2016 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Executive Chairman role, transition and compensation;
	●	Review of the Key Human Resources Initiatives;
	●	Nomination and Compensation of new CEO;
	●	Update on the key initiatives following Employee survey;
	●	Board Members Compensation and stock ownership;
	●	Review of the Talent Management and Leadership program.
June 29, 2017	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2016 and being part of the Short-Term Incentive Plan;
	● ●	Board Members stock ownership; Update on Restructuring;
	●	Update on the Global Compensation Review;
	●	Update on the Management Structure Review;
	● ●	Update on the Talent Management Review; Update on the key initiatives following Employee survey;
	●	Review of the Key Human Resources Initiatives.
October 11, 2017	●	Review of the Business Performance Measures results for the financial year ended August 31, 2017;
	●	Review of the Business Performance Measures for the financial year started September 1, 2017;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2017;
	●	Update on the Short-Term Incentive Plan for the financial year started September 1, 2017;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2017;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2017 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2017;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Key staffing update;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

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

For the financial year that ended on August 31, 2017, the Human Resources Committee retained the services of Willis Towers Watson to evaluate the market competitiveness of the compensation package that is currently offered to the external members of its Board of Directors. The compensation elements covered by the analysis were: annual board retainer, committee chair and member retainers, board and committee meeting fees and stock-based compensation. Willis Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the external Board members' compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation's compensation policy. With a few exceptions, Willis Towers Watson used the same compensation group to benchmark the external members of the Board of Directors as it used to benchmark executive compensation (as further described below).

For the financial year that ended on August 31, 2017, the Human Resources Committee also retained the services of Willis Towers Watson to evaluate the market competitiveness of the compensation package that is currently offered to its Chief Executive Officer and its Executive Chairman. The compensation elements covered by the analysis were: base salary; target bonus; long-term incentive; perquisites and pension (hereinafter in this Annual Report referred to as the "Target Total Compensation"). Willis Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the executives' compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation's compensation policy.

In 2016, the Corporation engaged Willis Towers Watson to perform an executive total compensation review (hereinafter in this Annual Report referred to as the "Target Compensation Positioning"). The analysis covered the Target Total Compensation. Willis Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the executives' compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation's compensation policy. In 2016, eleven (11) executive positions were covered by the executive total compensation review, eight (8) located in Canada and three (3) outside of Canada. Willis Towers Watson also provided recommendations regarding the short-term incentive and long-term incentive compensation design of the Corporation and assessed the competitiveness of the compensation offered to the independent Directors of the Board and proposed changes to ensure alignment with market practices.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2017, this practice continued, and certain compensation adjustments were made as have been made in previous years.

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

For the financial years that ended on August 31, 2016 and 2017, the Corporation also retained the services of Willis Towers Watson, Mercer, Eckler, Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, OPEX Conseils, SMA Transformation, SPB Organizational Psychology, RecrutXL Inc., and Xactly Corporation for services which were not related to executive compensation. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States and United Kingdom. The services provided by Eckler related to pension plan analysis, retirement policy, governance and communication to employees. The services provided by OPEX Conseils concerned various work related to the logistic and the administration of compensation of sales employees including improvement of processes. The services provided by Aon related to the access to compensation data and surveys for sales employees in various countries. The Corporation retained the services of Great Place to Work for culture audit services. The services provided by Lee Hecht Harrison Knightsbridge related to outplacement services.

The Corporation consulted Mercer for assistance with compensation data for expatriate employees and assistance with the compliance of the Pay Equity Act established by the Government of Quebec, Canada. The Corporation consulted SMA Transformation and RecrutXL Inc. for assistance with employees' training. The Corporation consulted SPB Organizational Psychology for tests before promoting. The Corporation consulted Xactly Corporation for the software improvement with respect to commission calculation. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Willis Towers Watson, Eckler, Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, Mercer, OPEX Conseils, SMA Transformation, SPB Organizational Psychology, RecrutXL Inc. and Xactly Corporation for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation's directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2016 and 2017 were as follows:

Type of Fee	Financial 2016 Fees	Percentage of Financial 2016 Fees	Financial 2017 Fees	Percentage of Financial 2017 Fees
Executive Compensation - Related Fees	CA$28,734	14%	CA$25,107	10%
All Other Fees	CA$175,202	86%	CA$230,417	90%
Total	CA$203,936	100%	CA$255,524	100%

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

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long-Term Incentive Plan on the fifth business day following the public release of the Corporation's financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination of directors' process and in October 2017 the Corporation amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman.

Risk-Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation's compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2017, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2017, the Human Resources Committee did not identify any risks associated with the Corporation's executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012, the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management's knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2017. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation's legal counsel's office any transaction concerning the Corporation's securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation's 2017 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation's 2017 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the Executive Chairman of the board of directors and the CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee's objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

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

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive's base salary ("Annual Incentive Target"). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2017 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, Executive Chairman	65.0%
Philippe Morin, CEO	51.0%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Willem Jan te Niet, Vice President, Sales — EMEA	67.0%
Dana Yearian, Vice President, Sales — Americas	90.0%

Short-Term Incentive Plan

The STIP awards (for executive officers not in sales force) are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

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

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	14.66%	US$243.3 million
Profitability (3)	45%	13.64%	US$23.0 million
Quality (4)	15%	13.95%	101%
Net Promoter Score (5)	5%	4.65%	67%
On-time delivery (6)	5%	2.43%	93.8%
Total	100%	49.33%

(1)
The corporate Profitability result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. The corporate Profitability represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, change in fair value of cash contingent consideration, stock-based compensation costs, foreign exchange gain and certain one-time items.

(2)
For consolidated revenues metric, results will be based on the achievement from 25% to 125%, calculated on a pro-rated basis, from the revenues attained in the previous financial year (US$232.5 million) up to the target defined at the beginning of the financial year (US$277.8 million).

(3)
For Profitability metric, results will be based on the achievement from 25% to 125%, calculated on a pro-rated basis, from the corporate Profitability attained in the previous financial year (US$22.0 million) up to the target defined at the beginning of the financial year (US$41.7 million).

(4)
For quality, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (106.25%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 125%.

(5)
For Net Promoter Score metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (68.75%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 75%.

(6)
For on-time delivery, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 92%, up to the annual target defined at the beginning of the financial year (97.78%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 99.7%.

The Individual Performance Measures are determined annually by the executive's supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive's supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive's performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2017 within the overall Individual Performance Measures:

Germain Lamonde, Executive Chairman
Elements of Individual Performance Measures[1]	Weight (from 0% to 160%)	Result (%)
Financial objectives
Corporate revenues	From 0% to 40%	27.58%
Corporate EBITDA	From 0% to 50%	19.72%
Strategic contribution
Merger and Acquisition activities aiming towards a Solutions oriented company	From 0% to 20%	20.00%
Establishment and implementation of a strategic plan that will result in revenue growth in identified services and products family	From 0% to 20%	20.00%
Employee Satisfaction	From 0% to 20%	20.00%
Customer Satisfaction	From 0% to 10%	7.00%
Total		114.30%
Total of Business Performance Measures (49.33%) X Individual Performance Measures (114.30%)		56.38%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

Philippe Morin, CEO
Elements of Individual Performance Measures[1]	Weight (from 0% to 150%)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 40%	17.72%
Corporate revenues	From 0% to 30%	20.51%
Strategic contribution
Expending corporate revenues, profitability and positioning in selected strategic markets	From 0% to 30%	12.57%
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	From 0% to 30%	25.63%
Positioning and transforming the Corporation to allow significant growth in Corporate EBITDA and revenues	From 0% to 20%	15.50%
Total		91.93%
Total of Business Performance Measures (49.33%) X Individual Performance Measures (91.93%)		45.35%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

Pierre Plamondon, CFO and Vice President, Finance
Elements of Individual Performance Measures		Weight (from 0% to 150%)	Result (%)
Financial objectives	Weight	From 0% to 70%	32.18%
Corporate EBITDA	40%
Corporate revenues	30%
Strategic contribution	Weight	From 0% to 80%	58.60%
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	30%
Delivering the objectives under the NEO's responsibility as set forth in the Corporation's operational plan	30%
Delivering a Strategic Contribution and Support in the Corporation's information technology management, investors relations and legal services	20%
Total			90.78%
Total of Business Performance Measures (49.33%) X Individual Performance Measures (90.78%)			44.78%

Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward three (3) elements: two (2) elements are shareholder oriented (contribution margins, contribution margin growth and billings) and one (1) is based on specific objectives. The objectives are determined by the executive's supervisor and are for the territory under the executive's supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Willem Jan te Niet, Vice-President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	88,280	73,527
Bonus on Billings (2)	29,427	22,727
Bonus on Strategic Sales Objectives (3)	29,427	7,840
Total	147,134	104,094

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the EMEA is based on the percentage of achievement up to 100% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly and annual contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the EMEA is based on the percentage of achievement up to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus and capped to 150% of achievement. An additional amount of bonus based on the percentage of attainment from above 100% of the annual billings target is also payable.

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

Dana Yearian, Vice-President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	128,593	113,694
Bonus on Billings (2)	42,864	39,340
Bonus on Strategic Sales Objectives (3)	42,864	3,641
Total	214,321	156,675

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly and annual contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus and capped to 150% of achievement. An additional amount of bonus based on the percentage of attainment from above 100% of the annual billings target is also payable.

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

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the LTIP for directors, officers, employees and other persons or companies providing ongoing management or consulting services ("Consultants") of the Corporation and its subsidiaries and ii) the DSU plan for non-employee directors of the Corporation.

Long-Term Incentive Plan (LTIP)

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, the LTIP is designed to provide directors, officers, employees and Consultants of the Corporation and its subsidiaries with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation's shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the Executive Chairman who, as of August 31, 2012, is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The LTIP was amended in January 2005 and in January 2016.

The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations. The Board of Directors or the Human Resources Committee may, at any time, with the prior approval of the competent regulatory authorities, amend, suspend or terminate the LTIP in whole or in part. Under the current amending provisions, any material amendment (including an increase in the maximum number of Subordinate Voting Shares covered by options or Restricted Share Units under the LTIP) or a reduction in the subscription price of an option (other than for standard anti-dilution purposes) or a change in the terms of a Restricted Share Unit award shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation.

In addition to the foregoing, any material amendment to an award held by an insider, including a change in the subscription price or expiry date, shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation, other than votes attaching to shares beneficially owned by the insider. A material amendment to an award held by an insider does not include an accelerated expiry of an award or change of the time during which an award may first be exercised or vested or change of the time of an award, or any part thereof, will become exercisable or vest. The shareholders' approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Subordinate Voting Shares are issued following the exercise of options and the vesting of Restricted Share Units pursuant to the amended terms prior thereto. For a summary of the proposed new amending provisions, see "Amendments to the Long-Term Incentive Plan and the Deferred Share Unit Plan - Adoption of New Amending Provisions".

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for Subordinate Voting Shares issued from treasury to participating directors, officers, employees and Consultants of the Corporation and its subsidiaries. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities.

During the financial year ended August 31, 2017, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the Executive Chairman since the end of the financial year ended August 31, 2012, is entitled to receive RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, CEO	50.0%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Willem Jan te Niet, Vice President, Sales ─ EMEA	30.0%
Dana Yearian, Vice President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

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

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2017, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section "Summary Compensation Table" hereof, all of the NEOs, with the exception of the Executive Chairman as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation's objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 on the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2017 there were no options granted and none outstanding.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 on the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any RSU issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2017, there were a total of 1,675,374 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.97 (CA$4.99) per RSU.

Prior to the adoption of the amendments to the LTIP and DSU Plan as proposed in this Annual Report, the maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 11.5% of the Corporation's issued and outstanding voting shares as of November 1, 2017. From this total, 4,241,139 Subordinate Voting Shares have been issued and 1,849,653 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 11.1% of the Corporation's issued and outstanding voting shares as of November 1, 2017, leaving 215,361 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 0.4% of the issued and outstanding voting shares as of November 1, 2017. If the proposed amendments are adopted, the aggregate number of Subordinate Voting Shares reserved for issuance under the LTIP and DSU Plan will be increased from 6,306,153 to 11,792,893 Subordinate Voting Shares. This would mean that Subordinate Voting Shares available for future grants under the LTIP and DSU Plan would then increase from 215,361 to 5,702,101, representing 10.4% of the total 54,867,396 issued and outstanding voting shares of the Corporation as of November 1, 2017.

All of the Subordinate Voting Shares covered by options that expire or are cancelled become reserved Subordinate Voting Shares for the purposes of options or RSUs that may be subsequently granted under the terms of the LTIP. No participant shall hold in total options to purchase, RSUs and DSUs representing more than 5% of the number of Subordinate Voting Shares issued and outstanding from time to time. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider's associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation. Options vest at a rate as determined by the Board of Directors. Options may be exercised in whole or in part once vested. Options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2017	October 19, 2016	38,300	4.01	50% on each of the third and fourth anniversary dates of the grant.
	January 18, 2017	153,700	5.10
	April 5, 2017	123,110	4.89
	October 19, 2016	207,269	4.01

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	April 5, 2017	4,764	4.89
	Total	527,143
August 31, 2016	October 15, 2015	36,900	3.23	50% on each of the third and fourth anniversary dates of the grant.
	November 9, 2015	109,890	3.43
	January 13, 2016	151,400	3.00
	July 7, 2016	2,500	3.30
	August 15, 2016	10,000	3.33
	October 15, 2015	206,373	3.23

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

If any vesting dates fall into any blackout period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation's Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such blackout period or restrictive period; or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares' proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs. If the proposed amendments are adopted, the LTIP will include a provision whereby the Option Period shall be automatically extended if the date on which it is scheduled to terminate falls during a blackout period or within 10 business days after the last day of a blackout period. In such cases, the Option Period will terminate 10 business days after the last day of a blackout period. See "Amendments to the Long-Term Incentive Plan and the Deferred Share Unit Plan - Extension of the Option Period".

With the exceptions mentioned under the section entitled "Termination and Change of Control Benefits", unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder's employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries for any reason other than death or permanent disability. The LTIP provides that, in the event of death or permanent disability, any option held by the optionee lapses six (6) months after the date of permanent disability and the option shall become exercisable no later than the date of termination by reason of death or permanent disability of the employee or the officer. In the event of retirement, any option held by an employee lapses thirty (30) days after the date of any such retirement. Nevertheless, in case of retirement or early retirement of an officer or employee, the Board of Directors or the Human Resources Committee may at its own discretion extend the period an option will lapse in accordance with the terms of the LTIP.

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

The LTIP provides that any RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The LTIP provides that any RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP also provides that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the RSU holder, the RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of an RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which an RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option or RSU may first be exercised or the time during which an option or RSU or any part thereof will become exercisable.

The full text of the current LTIP is included in our 2017 Annual Information Form on Form 20-F under Exhibit 4.57, which was filed on November 24, 2017 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the U.S.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2016 to November 1, 2017, was 753,298 having a weighted average fair value at the time of grant of US$4.38 (CA$5.70) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At November 1, 2017, there were a total of 1,675,374 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.97 (CA$4.99) per RSU.

The RSUs are redeemed for Subordinate Voting Shares issued from treasury on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2017.

During the financial year ended August 31, 2017, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	47,529	9.02%	4.01	October 19, 2016

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

	38,110	7.23%	4.89	April 5, 2017	50% on each of the third and fourth anniversary dates of the grant.
	4,764	0.90%	4.89	April 5, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	25,162	4.77%	4.01	October 19, 2016

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Willem Jan te Niet	16,681	3.16%	4.01	October 19, 2016

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	24,744	4.69%	4.01	October 19, 2016

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
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 on the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2017 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation's IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2019; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2019. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2020.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2017:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	255,238	15.84%	3.78
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (nine (9) individuals)	578,088	35.88%	4.08

Option Grants in Last Financial Year

There were no options to purchase the Corporation's Subordinate Voting Shares granted during the financial year ended August 31, 2017 and thereafter until November 1, 2017. As at November 1, 2017, there were no option granted and none outstanding.

Deferred Share Unit Plan (DSU Plan)

Introduced in October 2004 and effective as of January 2005, the Corporation's DSU Plan (the Deferred Share Unit Plan) is designed to align more closely the interests of the Corporation's non-employee directors with those of its shareholders.

Under the DSU Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 on the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. DSUs entitle the holder thereof to dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. Any DSU issued is non-transferable, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

When a participant ceases to act as a director, the participant (or in the case of death, the beneficiary of the DSUs) may cause the Corporation to redeem the DSUs by filing a notice of redemption with the Corporation's Secretary specifying the redemption date. If the participant or his/her beneficiary or legal representative, as the case may be, fails to file such a notice, the redemption date shall be December 15 of the first calendar year commencing after the year the participant ceased to act as a director. Within ten business days after the redemption date, the participant shall receive, at the discretion of the Corporation, in satisfaction of the number of DSUs credited to his or her account on such date, any of the following: (a) a number of Subordinate Voting Shares purchased on the open market having a value, net of any applicable withholdings, equal to the market value of a Subordinate Voting Share on the redemption rate multiplied by the number of DSUs credited to his or her notional account on the payment date, (b) a number of Subordinate Voting Shares issued by the Corporation equal to the number of DSUs credited to his or her notional account on the payment date, or (c) any combination of clauses (a) and (b). If a participant dies after ceasing to act as a director, but before filing a redemption notice, these provisions shall apply with such modifications as the circumstances require.

Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider's associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation.

Under the current amending provisions, the DSU Plan may be amended or terminated at any time and from time to time by the Board of Directors, with the prior approval of the competent regulatory authorities, provided that any such amendment or termination does not in any way infringe upon any rights of participants in respect of DSUs previously credited to the account of participants. For a summary of the proposed new amending provisions, see "Amendments to the Long-Term Incentive Plan and the Deferred Share Unit Plan - Adoption of New Amending Provisions".

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2017 was 45,058. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 on the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2017, there were a total of 174,279 DSUs credited and outstanding pursuant to the DSU Plan having a weighted average fair value at the time of grant of US$4.09 (CA$4.94).

During the financial year ended August 31, 2017, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
45,058	4.36	196,453	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2017:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	174,279	100%	4.09	712,801

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2017, 45,058 DSUs and 527,143 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the DSU Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 11.5% of the Corporation's issued and outstanding voting shares as at November 1, 2017. As at November 1, 2017, the number of Subordinate Voting Shares reserved for future issuance is 215,361 representing 0.4% of the Corporation's issued and outstanding voting shares as at November 1, 2017. If the proposed increase is approved the aggregate number of Subordinate Voting Shares reserved for issuance under the LTIP and DSU Plan will increase from 6,306,153 to 11,792,893 Subordinate Voting Shares. This would mean that Subordinate Voting Shares available for future grants under the LTIP and the DSU Plan would increase from 215,361 to 5,702,101, representing 10.4% of the total 54,867,396 issued and outstanding voting shares of the Corporation as of November 1, 2017. See "Amendments to the Long-Term Incentive Plan and the Deferred Share Unit Plan - Increase in Shares Reserved for Issuance".

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

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 on the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non‑transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in January 2014, October 2014, January 2015, October 2015, January 2016, October 2016 and January 2017.

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

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2008 and October 2009.

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

From September 1, 2016 until November 1, 2017, 14,104 Stock Appreciation Rights ("SARs") were exercised.

During the financial year ended August 31, 2017, 7,900 SARs were granted to employees. As at August 31, 2017, there were 27,296 SARs outstanding.

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

With the exception of car allowances that are provided to the Corporation's Executive Chairman and Vice Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading "Summary Compensation Table" and in the table provided under the heading "Termination and Change of Control Benefits".

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the "DPSP") for certain eligible Canadian resident employees, including NEOs but excluding the Corporation's Executive Chairman, under which the Corporation may elect to match the employees' contributions up to a maximum of 4% of an employee's gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2015, 2016 and 2017 amounted to US$1,492,000, US$1,374,000 and US$1,571,000, respectively. The amounts contributed to the DPSP are invested at the employee's will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife) (previously Standard Life), the Corporation's fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee's current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant's current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2015, 2016 and 2017, the Corporation made aggregate contributions of US$628,000, US$622,000 and US$630,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2017 Performance and Compensation

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

The following table highlights the NEOs early vesting achievement in accordance with the Corporation's LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 16, 2013	October 16, 2017	3%
October 16, 2014	October 16, 2017	6%

(1)	The vesting schedules are provided in the table under the heading "Long-Term Incentive Plan".

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

For the financial year ending August 31, 2012, we made a significant change to the Executive Chairman compensation structure. Following the evaluation of the share ownership of the Executive Chairman, it was decided by the Human Resources Committee that the Executive Chairman should no longer receive equity-based compensation within his compensation as the share ownership of the Executive Chairman has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Executive Chairman Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as CEO until April 1, 2017 and then as Executive Chairman to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2017(1)	2016	2015	Three-Year Total
Cash
Base Salary	CA$717,500	CA$700,000	CA$615,332	CA$2,032,832
Short-Term Incentive	CA$262,962	CA$331,115	CA$101,022	CA$695,099
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$980,462	CA$1,031,115	CA$716,354	CA$2,727,931
Contribution to DPSP	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$980,462	CA$1,031,115	CA$716,354	CA$2,727,931
Annual Average	–	–	–	CA$909,310
Total Market Capitalization (CA$ millions) as at August 31 (2)	322.3	231.9	217.6	257.3
Total Cost as a % of Market Capitalization	0.30%	0.44%	0.33%	0.35%

(1)	On April 1, 2017, Mr. Germain Lamonde stepped down as CEO and became Executive Chairman of the Corporation.
(2)	In fiscal year 2015, the Corporation redeemed 6,521,739 subordinate voting shares under its substantial issuer bid.
CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Philippe Morin in respect of his performance as COO until April 1, 2017 and then as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2017(1)	2016(2)	2015	Three-Year Total
Cash
Base Salary	CA$512,500	CA$394,231	–	CA$906,731
Short-Term Incentive	CA$118,531	CA$142,590	–	CA$261,121
Equity
Long-Term Incentive	CA$531,256	CA$749,999	–	CA$1,281,255
Total Direct Compensation	CA$1,162,287	CA$1,286,820	–	CA$2,449,107
Contribution to DPSP	CA$14,346	CA$9,135	–	CA$23,481
All Other Compensation	–	–	–	–
Total Compensation	CA$1,176,633	CA$1,295,955	–	CA$2,472,588
Annual Average	–	–	–	CA$1,236,294
Total Market Capitalization (CA$ millions) as at August 31	322.3	231.9	–	277.1

Total Cost as a % of Market Capitalization	0.37%	0.56%	–	0.45%

(1)	Mr. Philippe Morin was nominated CEO on April 1, 2017.
(2)	Mr. Philippe Morin was nominated COO on November 9, 2015.

Summary Compensation Table of Named Executive Officers

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes, as applicable, the Canadian and US dollar and Euro value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($) (2) (5)	Total Compensation ($)
					Annual Incentive Plans (2) (4)	Long-Term Incentive Plan
Germain Lamonde, Executive Chairman (6)	2017	543,067 (US) 717,500 (CA)	─ (US) ─ (CA)	–	199,032 (US) 262,962 (CA)	–	–	–	742,099 (US) 980,462 (CA)
	2016	527,188 (US) 700,000 (CA)	─ (US) ─ (CA)	–	249,371 (US) 331,115 (CA)	–	–	–	776,559 (US) 1,031,115 (CA)
	2015	508,833 (US) 615,332 (CA)	─ (US) ─ (CA)	–	83,537 (US) 101,022 (CA)	–	–	–	592,370 (US) 716,354 (CA)
Philippe Morin, CEO (7)	2017	387,905 (US) (8) 512,500 (CA)	402,101 (US) 531,256 (CA)	–	89,715 (US) 118,531 (CA)	–	–	10,858 (US) 14,346 (CA)	890,579 (US) 1,176,633 (CA)
	2016	296,905 (US) (8) 394,231 (CA)	564,844 (US) 749,999 (CA)	–	107,388 (US) 142,589 (CA)	–	–	6,879 (US) 9,135 (CA)	976,016 (US) 1,295,954 (CA)
Pierre Plamondon, CFO and Vice President, Finance	2017	228,841 (US) 302,345 (CA)	100,176 (US) 132,352 (CA)	–	46,116 (US) 60,928 (CA)	–	–	11,006 (US) 14,541 (CA)	386,139 (US) 510,166 (CA)
	2016	221,502 (US) 294,110 (CA)	91,220 (US) 121,122 (CA)	–	82,291 (US) 109,266 (CA)	–	–	9,064 (US) 12,035 (CA)	404,077 (US) 536,533 (CA)
	2015	235,665 (US) 284,990 (CA)	95,847 (US) 115,907 (CA)	–	31,095 (US) 37,603 (CA)	–	–	12,212 (US) 14,768 (CA)	374,819 (US) 453,268 (CA)
Willem Jan te Niet, Vice President, Sales — EMEA (9)	2017	226,587 (US) 299,367 (CA) 206,625 (€)	66,891 (US) 88,376 (CA) 60,998 (€)	–	104,094 (US) 137,529 (CA) 94,923 (€)	–	–	7,912 (US) 10,454 (CA) 7,215 (€)	405,484 (US) 535,726 (CA) 369,761 (€)
	2016	9,160 (US) (10) 12,162 (CA) 8,250 (€)	32,384 (US) 43,000 (CA) 29,168 (€)	–	–	–	–	–	41,544 (US) 55,162 (CA) 37,418 (€)
Dana Yearian, Vice President, Sales — Americas	2017	238,134 (US) 314,623 (CA)	99,223 (US) 131,094 (CA)	–	156,675 (US) 206,999 (CA)	–	–	7,049 (US) 9,314 (CA)	501,081 (US) 662,030 (CA)
	2016	233,465 (US) 309,995 (CA)	97,087 (US) 128,913 (CA)	–	181,465 (US) 240,949 (CA)	–	–	7,049 (US) 9,360 (CA)	519,066 (US) 689,217 (CA)
	2015	228,439 (US) 276,251 (CA)	95,369 (US) 115,330 (CA)	–	156,372 (US) 189,100 (CA)	–	–	7,049 (US) 8,525 (CA)	487,229 (US) 589,206 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3212 = US$1.00 for the financial year ended August 31, 2017, CA$1.3278 = US$1.00 for the financial year ended August 31, 2016 and CA$1.2093 = US$1.00 for the financial year ended August 31, 2015. The compensation information for the Netherlands resident has been converted from Euros to US dollars based upon an average foreign exchange rate of €0.9119 = US$1.00 for the financial year ended August 31, 2017 and €0.9007 = US$1.00 for the financial year ended August 31, 2016 and the conversion from US dollars to Canadian dollars is made as described above.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 on the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Grants of RSUs to NEOs are detailed under section "Compensation Discussion and Analysis – Long-Term Incentive Plan".

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the Financial Year Ended August 31, 2017 (i) ($)	Paid in the First Quarter of the Financial Year Ending on August 31, 2018 (i) ($)	Total Bonus Earned during the Financial Year Ended August 31, 2017 (i) ($)
Germain Lamonde	‒ (US) ‒ (CA)	199,032 (US) 262,962 (CA)	199,032 (US) 262,962 (CA)
Philippe Morin	‒ (US) ‒ (CA)	89,715 (US) 118,531 (CA)	89,715 (US) 118,531 (CA)
Pierre Plamondon	‒ (US) ‒ (CA)	46,116 (US) 60,928 (CA)	46,116 (US) 60,928 (CA)
Willem Jan te Niet	61,371 (US) 81,084 (CA) 55,964 (€)	42,723 (US) 56,445 (CA) 38,959 (€)	104,094 (US) 137,529 (CA) 94,923 (€)
Dana Yearian	92,480 (US) 122,185 (CA)	64,195 (US) 84,814 (CA)	156,675 (US) 206,999 (CA)

(i)	Refer to note 2 above.
(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan", the 401K plan as detailed under section "Compensation Discussion and Analysis – 401K plan", as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP.

(6)	Mr. Lamonde stepped down as CEO as of April 1, 2017 and was nominated Executive Chairman of the Corporation.
(7)	Mr. Morin was promoted from Chief Operating Officer of the Corporation to CEO of the Corporation as of April 1, 2017. He joined the Corporation as COO on November 9, 2015.
(8)
This amount represents the salary paid to Mr. Philippe Morin from November 9, 2015 to August 31, 2016 which is based on an annual salary of US$376,563 (CA$500,000) for the financial year ended August 31, 2016.

(9)	Mr. Willem Jan te Niet joined the Corporation as Vice President, Sales — EMEA on August 15, 2016.
(10)
This amount represents the salary paid to Mr. te Niet from August 15, 2016 to August 31, 2016 which is based on an annual salary of €198,000 (US$219,829, CA$291,889) for the financial year ended August 31, 2016.

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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2017, if any, including those granted before August 31, 2017.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised "in-the-money" Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	–	–	–
Philippe Morin	–	–	–	–	255,238	1,199,619	–
Pierre Plamondon	–	–	–	–	121,516	571,125	–
Willem Jan te Niet	–	–	–	–	26,681	125,401	–
Dana Yearian	–	–	–	–	116,178	546,037	–

(1)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No option-based awards of the Corporation were held during the financial year ended August 31, 2017 by the NEOs.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2017, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2017, if any.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	247,698	199,032
Philippe Morin	‒	89,715
Pierre Plamondon	68,380	46,116
Willem Jan te Niet	‒	104,094
Dana Yearian	71,384	156,675

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the daily exchange rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2017 (as indicated under the "Summary Compensation Table").

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

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde, the Corporation's Executive Chairman. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns, he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Philippe Morin, the Corporation's Chief Executive Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Morin's employment without cause, Mr. Morin will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Morin's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's CFO and Vice President, Finance. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Willem Jan te Niet, the Corporation's Vice-President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. te Niet's employment without cause, Mr. te Niet will be entitled to severance payments equal to one (1) month per year of service as a Vice-President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary. In addition, in the event Mr. te Niet's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to severance payments equal to one (1) month per year of service as a Vice-President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation's Vice President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian's employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Yearian's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2017, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)	Voluntary ($)
Germain Lamonde	1,672,966 (US) 2,097,230 (CA)	(5)	1,672,966 (US) 2,097,230 (CA)	0	(6)
Philippe Morin	837,045 (US) 1,049,144 (CA)		1,608,442 (US) 2,015,852 (CA)	–
Pierre Plamondon	550,685 (US) 690,213 (CA)		1,063,640 (US) 1,333,146 (CA)	–
Willem Jan te Niet	164,517 (US) 206,228 (CA) 139,115 (€)		261,991 (US) 328,381 (CA) 221,538 (€)	–
Dana Yearian	527,739 (US) 661,445 (CA)		1,175,436 (US) 1,473,303 (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2017 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde's evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled "Long-Term Incentive Compensation – Long-Term Incentive Plan" for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.2536 = US$1.00 as of August 31, 2017. The aggregate amount for Netherlands resident has been converted from Euros to US dollars based upon a foreign exchange rate of €0.8456 = US$1.00 as of August 31, 2017.

(3)	"Change of Control" is defined as a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2017 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2017 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled – "Outstanding share-based awards and option-based awards".

(6)	Mr. Lamonde did not hold any RSUs or options on August 31, 2017.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. Since June 2017, our Directors have the obligation to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members. The significant terms of the DSU Plan are described herein under the section entitled "Long-Term Incentive Compensation – Deferred Share Unit Plan".

	From September 1, 2016 to February 28, 2017				From March 1, 2017 to August 31, 2017
Annual Retainer for Directors (1)	CA$57,000	(2)	US$43,143	(2)	CA$63,500	(3)	US$48,062	(4)
Annual Retainer for Lead Director	CA$8,000		US$6,055		CA$9,000		US$6,812	(4)
Annual Retainer for Audit Committee Chairman	CA$8,000		US$6,055		CA$10,000		US$7,569	(4)
Annual Retainer for Audit Committee Members	CA$4,000		US$3,028		CA$4,250		US$3,217	(5)
Annual Retainer for Human Resources Committee Chairman	CA$6,000		US$4,541		CA$6,500		US$4,920	(4)
Annual Retainer for Human Resources Committee Members	CA$3,000		US$2,271		CA$3,750		US$2,838	(5)

(1)
All the Directors elected to receive 100% of their Annual Retainer for Directors in form of DSUs except Mr. Pierre-Paul Allard who elected to receive 50% of his Annual Retainer in form of DSUs and Mr. François Côté, Ms. Angela Logothetis and Mr. Claude Seguin who elected to receive 50% of their Annual Retainer in form of DSUs until March 1, 2017 and Mr. François Côté who elected to receive 75% of his Annual Retainer in form of DSUs starting March 1, 2017.

(2)	The Annual Retainer for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy E. Tornes is US$57,000 (CA$75,308).
(3)	The Annual Retainer for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy E. Tornes is US$63,500 (CA$83,896).

(4)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3212 = US$1.00 for the financial year ended August 31, 2017.
(5)
The Annual Retainer for Audit Committee Members is CA$4,250 for Mr. François Côté and Mr. Claude Séguin and US$4,250 (CA$5,615) for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy Tornes since March 2017. The Annual Retainer for Human Resources Committee Members is CA$3,750 for Mr. François Côté and Mr. Claude Séguin and US$3,750 (CA$4,955) for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy Tornes since March 2017.

In the financial year ended August 31, 2017, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)	Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Pierre-Paul Allard	62,899 (US) 83,102 (CA)	–	–	–	–	–	62,899 (US) 83,102 (CA)
François Côté	59,889 (US) 79,125 (CA)	–	–	–	–	–	59,889 (US) 79,125 (CA)
Darryl Edwards	17,627 (US) 23,289 (CA)	–	–	–	–	–	17,627 (US) 23,289 (CA)
Angela Logothetis	42,343 (US) 55,944 (CA)	–	–	–	–	–	42,343 (US) 55,944 (CA)
Claude Séguin	54,969 (US) 72,625 (CA)	–	–	–	–	–	54,969 (US) 72,625 (CA)
Randy E. Tornes	66,899 (US) 88,387 (CA)	–	–	–	–	–	66,899 (US) 88,387 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3212 = US$1.00 for the financial year ended August 31, 2017 except for compensation amounts paid to Mr. Pierre-Paul Allard and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. Since March 1st, 2017, the compensation amounts paid to Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy E. Tornes were paid in US dollars. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)	Cash ($)	Total ($)
Pierre-Paul Allard (ii)	30,125 (US) 39,801 (CA)	32,774 (US) 43,301 (CA)	62,899 (US) 83,102 (CA)
François Côté (iii)	31,080 (US) 41,063 (CA)	28,809 (US) 38,062 (CA)	59,889 (US) 79,125 (CA)
Darryl Edwards (ii)	7,850 (US) 10,371 (CA)	9,777 (US) 12,918 (CA)	17,627 (US) 23,289 (CA)
Angela Logothetis (iv)	38,686 (US) 51,112 (CA)	3,657 (US) 4,832 (CA)	42,343 (US) 55,944 (CA)
Claude Séguin (iv)	35,550 (US) 46,969 (CA)	19,419 (US) 25,656 (CA)	54,969 (US) 72,625 (CA)
Randy E. Tornes (v)	60,250 (US) 79,602 (CA)	6,649 (US) 8,785 (CA)	66,899 (US) 88,387 (CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada from September 1, 2016 to January 31, 2017 and the daily exchange rate of the Bank of Canada since February 1, 2017 to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(ii)	Elected to receive 50% of his Annual Retainer for Directors in form of DSUs.
(iii)	Elected to receive, until March 1, 2017, 50% and, thereafter, 75% of his Annual Retainer for Directors in form of DSUs.
(iv)	Elected to receive, until March 1, 2017, 50% and, thereafter, 100% of his Annual Retainer for Directors in form of DSUs.
(v)	Elected to receive 100% his Annual Retainer for Directors in form of DSUs.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2017, if any, including awards granted before August 31, 2017.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Pierre-Paul Allard	55,452	260,624	‒
François Côté	17,730	83,331	–
Angela Logothetis	8,639	40,603	–
Claude Séguin	29,855	140,319	–
Randy E. Tornes	62,603	294,234	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

No Director holds outstanding option-based awards of the Corporation as at August 31, 2017. On January 23, 2017 and March 24, 2017, Mr. Darryl Edwards converted 29,456 DSUs and 450 DSUs respectively into 29,906 Subordinate Voting Shares of the Corporation.

Exercised Share-Based Awards

In the financial year that ended August 31, 2017, none of the DSUs of Directors vested with the exception of Mr. Darryl Edwards, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2017:

Name	Number of DSUs Converted	Aggregate Value Realized (US$) (1)
Darryl Edwards (2)	29,456	147,380
Darryl Edwards (2)	450	2,631

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Edwards ceased to be a member of the Board of Directors as of January 10, 2017.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2017, or that may be issued, under the Corporation's LTIP and DSU Plan, both of which were approved by the Corporation's shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, RSUs and DSUs (#) (a)	Weighted-Average Exercise Price of Outstanding Options, RSUs and DSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
LTIP – RSUs	1,611,330	n/a (1)	435,024(2)
LTIP – Options	–	–
DSU Plan – DSUs	174,279	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.
(2)
Following the approval of the proposed increase of the aggregate number of Subordinate Voting Shares reserved for issuance under the LTIP and DSU Plan, the number of securities remaining available for future issuance under such plans would be 5,702,101. See "Amendments to the Long-Term Incentive Plan and the Deferred Share Unit Plan - Increase in Shares Reserved for Issuance".

PERFORMANCE GRAPH

The line graph of the next page compares the cumulative total shareholder return of the Corporation's Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2017. It assumes that the initial value of the investment in the Corporation's Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2012. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the Executive Chairman, CEO and CFO are included in each period but the other named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section "Summary Compensation Table".

The Corporation's Stock Performance
 (September 1, 2012 to August 31, 2017)

	August 31,
	2012	2013	2014	2015	2016	2017
EXFO Subordinate Voting Shares (CA$)	$100	$99	$98	$84	$89	$120
S&P/TSX Composite Index (CA$)	$100	$106	$131	$116	$122	$127
NEOs' total compensation (in millions of CA$)	$2.5	$2.3	$2.6	$2.6	$4.1	$3.9

The line graph reflects that EXFO underperformed the S&P/TSX Composite Index between fiscal years 2013 and 2015, but performed relatively better in 2016 and particularly in 2017. Consequently, EXFO narrowed the performance gap between the S&P/TSX Composite Index and itself at the end of the five-year period. Total shareholder return for the Corporation remained relatively stable in 2013 and 2014, dropped in 2015, and recovered in 2016 and especially in 2017. Total shareholder return for the Index increased in financial 2013, 2014, 2016 and 2017, while it declined in 2015.

The Corporation was negatively impacted by uneven macro-economic conditions and uneven telecom spending during this five-year period. Its sales were also affected by global exchange rates, notably the increase of the US dollar versus a basket of currencies like the Canadian dollar, British pound and Euro. The Index, meanwhile, suffered from lower prices for natural resources in 2015, but it was less perturbed by unsteady macro-economic conditions. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart above illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation's share price performance in 2016, but not between 2013 and 2015 as well as in 2017. The following information should be considered when analyzing the chart:

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

•
The Corporation's share performance increased from September 1, 2016 to August 31, 2017. Total compensation received by the NEOs decreased during this period as certain financial targets were not met, which consequently was aligned with shareholders' interests.

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

DIRECTORS AND OFFICER'S LIABILITY INSURANCE

Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former Directors and officers or any persons who act or acted at our request as Directors or officers of a body corporate for all costs, losses, charges and expenses that arose or may arise by reason of their status as Directors or officers of us or such body corporate. We maintain a Directors' and officers' liability insurance policy, which insures our Directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions. Accordingly, we maintain insurance protection against liability incurred by the Corporation's officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$130,000 from September 30, 2017 to September 30, 2018, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$15 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy (Chubb Executive Elite) with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.	Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 10, 2018. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

GERMAIN LAMONDE

  St-Augustin-de-Desmaures,
   Quebec, Canada
  Director since
   September 1985
  Not Independent
   (Management)
  Principal Occupation:
   Executive Chairman of the Board
  of Directors of the Corporation
  since April 1, 2017
  President and Chief Executive
  Officer of the Corporation
  until April 1, 2017

Germain Lamonde, a founder of EXFO, is Executive Chairman of the Board and served as the company's Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up into a global leader in the test, service assurance and analytics markets. Today, he is actively involved in leading the acquisition strategy, defining the company's growth strategies, customer outreach, select projects and corporate governance policies. Mr. Lamonde has served on the board of directors of several organizations, including the Canadian Institute for Photonic Innovations, Quebec City's economic development corporation (Québec International), the National Optics Institute (INO) and Université Laval in Quebec City. Germain Lamonde holds a bachelor's degree in engineering physics from the Université de Montreal's school of engineering (Polytechnique Montréal), a master's degree in optics from Université Laval, and is a graduate of the Ivey Executive Management Program offered by Western University.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors			10/10	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)		Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2) and RSUs (US$)
August 31, 2017	3,769,508 (4)	31,643,000 (5)	‒		35,412,508	166,438,788

(1)	From September 1, 2016 until November 1, 2017, Mr. Lamonde attended six (6) board meetings in person and four (4) board meetings by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)
Mr. Lamonde exercises control over 3,000,000 Subordinate Voting Shares through 9356-9036 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 400,000 Subordinate Voting Shares through 9356-9010 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 316,247 Subordinate Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde.

(5)
Mr. Lamonde exercises control over 24,743,000 Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 5,000,000 Multiple Voting Shares through 9356-9036 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 1,900,000 Multiple Voting Shares through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya, Aspire Food Group, CPU and of the Fondation Martin Matte.  Mr. Côté is also on the Consultative Committee of Medfar Solutions and serves on the Advisor Committee of Groupe Morneau. Mr. Côté is also acting as advisor to different companies' CEO's.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	9/10 6/6 5/5 5/5	90% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2017	6,500	17,730	24,230	113,881

(1)	From September 1, 2016 until November 1, 2017, Mr. Côté attended six (6) board meetings in person and three (3) board meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

ANGELA LOGOTHETIS
Bath United Kingdom Director since January 2017 Independent Principal Occupation: Vice-President, Head of Technology and Services Amdocs (1)

Angela Logothetis has more than twenty-five (25) years of international experience in the telecommunications industry. She has been strategically engaged in the industry's major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past ten (10) years. Ms. Logothetis is the Head of Network Strategy, Technology and Services for Amdocs. Amdocs is the market leader in customer experience software solutions and services for the world's largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice-President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	4/5 3/3 3/3 3/3	80% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2017	–	8,639	8,639	40,603

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	From January 11, 2017 until November 1, 2017, Ms. Logothetis attended three (3) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

PHILIPPE MORIN
Montreal, Quebec Canada Proposed nominee for Director to the January 2018 shareholders' meeting Not Independent (Management) Principal Occupation: CEO of the Corporation since April 1, 2017

Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017. He has more than twenty-five (25) years of experience in the telecommunications industry, and became EXFO's Chief Operating Officer (COO) in November 2015, leading the company's global sales leadership, market development, marketing and product strategy. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice-President and General Manager of Optical Networks. Philippe Morin holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, Canada, and a master's degree in business (MBA) from McGill University in Montreal, Canada.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	N/A N/A N/A N/A	N/A N/A N/A N/A	–
Securities Held
As at	Subordinate Voting Shares (#)	RSUs (#)	Total Shares and RSUs (#)	Total Market Value (2) of Share (3) and RSUs (US$)
August 31, 2017	600,000	255,238	855,238	4,019,619

(1)	Mr. Morin, if elected, will join our Board of Directors on January 10, 2018. Hence, from September 1, 2016 until November 1, 2017, Mr. Morin did not attend any meetings as a board member.
(2)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Special Advisor to the Founder and Executive Chairman, CGI Group Inc. (1)

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services. He was, until October 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he has been Director of Planning and Assistant Director of Social Programs at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance – Montreal, an organization regrouping financial institutions in the Province of Quebec. He also serves on the board of directors of Fonds de solidarité FTQ, a trade union sponsored investments fund. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	10/10 6/6 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2017	–	29,855	29,855	140,318

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	From September 1, 2016 until November 1, 2017, Mr. Séguin attended six (6) board meetings in person and four (4) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President Strategic Alliances, Juniper Networks (1)

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

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	10/10 6/6 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2017	–	62,603	62,603	294,234

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	From September 1, 2016 until November 1, 2017, Mr. Tornes attended six (6) board meetings in person and four (4) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2017, which was US$4.70 (CA$5.89). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2017 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

From September 1, 2016 through November 1, 2017, the Board met a total of ten (10) times. Each member attended all meetings except for Mr. Allard who was absent at two (2) meetings, Mr. Côté and Ms. Logothetis who who were absent at one (1) meeting and Mr. Edwards who was absent at three (3) meetings.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in October 2017, the Audit Committee reviewed the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2017, the audit committee is composed of five independent Directors: Pierre-Paul Allard, François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Claude Séguin.

From September 1, 2016 through November 1, 2017, the Audit Committee met a total of six (6) times. Each member attended all meetings except for Mr. Allard and Mr. Edwards who were absent at two (2) meetings.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2014, the Human Resources Committee reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to our 2014 Annual Report and in October 2017, the Human Resources Committee reviewed and amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman which is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2017, the human resources committee is composed of five (5) independent Directors: Pierre-Paul Allard, François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is François Côté.

From September 1, 2016 through November 1, 2017, the Human Resources committee met a total of five (5) times and all members attended all meetings except Mr. Allard and Mr. Edwards who were absent at one (1) meeting.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the executive chairman, the chief executive officer, the chief financial officer, the director of investor relations, the director of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2016 through November 1, 2017, five (5) meetings of independent Directors without management occurred and all members attended all meetings except Mr. Allard and Mr. Edwards who were absent at one (1) meeting. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 ("MI 52‑110"). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2017 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading "Nominees for Election as Directors and their Beneficial Ownership of Voting Securities".

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

In March 2017, we amended our Disclosure Guidelines to add the Executive Chairman as a member of the Disclosure Committee. In June 2017, we also amended our Director Share Ownership Policy and our Board of Directors Corporate Governance Guidelines in order to introduce mandatory obligations for our Directors to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members.

We amended in January 2013, in October 2014 and in October 2017 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors' nominees, to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process and in order to specifically add the compensation review of the Executive Chairman. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director Share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our "Corporate Governance Rules".

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

As of November 1, 2017, we had a total of 1,577 employees, up from a total of 1,551 on November 1, 2016. We have 751 employees in Canada, primarily based in Quebec, and 826 employees based outside of Canada. 636 are involved in research and development, 341 in manufacturing, 309 in sales and marketing, 200 in general administrative positions and 91 in communications and customer support. We have agreements with almost all of our employees covering confidentiality and non-competition. Only our 91 manufacturing employees based in Quebec City plants are represented by a collective bargaining agreement through "Syndicat des employé(e)s d'EXFO". We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable "in-the-money" and "out-of-the-money" options and the beneficial ownership of our share capital as at November 1, 2017 by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2017				Total Subordinate Voting Shares Beneficially Owned (1)		Multiple Voting Shares Beneficially Owned (1)			Total Percentage of Voting Power
				"In-the-money"		Out-of-the-money
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	3,769,508	(2)	16.23	–	*	–	*	3,769,508	16.23	31,643,000	(3)	100	94.27
Philippe Morin	600,000		2.58	–	*	–	*	600,000	2.58	–		–	*
Pierre Plamondon	136,772	(4)	*	–	*	–	*	136,772	*	–		–	*
Pierre-Paul Allard	8,000		*	–	*	–	*	8,000	*	–		–	*
François Côté	6,500		*	–	*	–	*	6,500	*	–		–	*
Angela Logothetis	–		*	–	*	–	*	–	*	–		–	*
Claude Séguin	–		*	–	*	–	*	–	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Willem Jan te Niet	–		*	–	*	–	*	–	*	–		–	*
Dana Yearian	34,181		*	–	*	–	*	34,181	*	–		–	*
Other executive officers as a group	75,161		*	–	*	–	*	75,161	*	–		–	*
All of our Directors and executive officers as a group	4,630,122		19.94	–	*	–	*	4,630,122	19.94	31,643,000		100	94.53

*	Less than 1%.
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2017 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

(2)
The number of shares held by Germain Lamonde includes 3,000,000 subordinate voting shares held of record by 9356-9036 Québec Inc., 400,000 subordinate voting shares held of record by 9356-9010 Québec Inc., 316,247 subordinate voting shares held of record by 9356-8988 Québec Inc.

(3)
The number of shares held by Germain Lamonde includes 24,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers Inc., 5,000,000 multiple voting shares held of record by 9356-9036 Québec Inc. and 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde.

(4)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.

There are no options outstanding as at November 1, 2017.

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2017.
Name	DSUs				RSUs
	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–		–	–	–		–	–
Philippe Morin	–		–	–	109,890	(3)	6.56%	3.43
	–		–	–	54,945	(4)	3.28%	3.43
	–		–	–	47,529	(5)	2.84%	4.01
	–		–	–	38,110	(6)	2.27%	4.89
	–		–	–	4,764	(7)	0.28%	4.89
	–		–	–	51,353	(8)	3.07%	4.00
Pierre Plamondon	–		–	–	19,541	(9)	1.17%	5.28
	–		–	–	27,174	(10)	1.62%	3.71
	–		–	–	29,046	(11)	1.73%	3.23
	–		–	–	25,162	(5)	1.50%	4.01
	–		–	–	27,266	(8)	1.63%	4.00
Pierre-Paul Allard	55,452	(12)	31.82%	4.34	–		–	–
François Côté	17,730	(12)	10.17%	3.79	–		–	–
Angela Logothetis	8,639	(12)	4.96%	4.48	–		–	–
Claude Séguin	29,855	(12)	17.13%	4.02	–		–	–
Randy E. Tornes	62,603	(12)	35.92%	3.92	–		–	–
Willem Jan te Niet	–		–	–	10,000	(13)	0.60%	3.33
	–		–	–	16,681	(5)	1.00%	4.01
	–		–	–	20,153	(8)	1.20%	4.00
Dana Yearian	–		–	–	17,411	(9)	1.04%	5.28
	–		–	–	25,192	(10)	1.50%	3.71
	–		–	–	30,058	(11)	1.79%	3.23
	–		–	–	24,744	(5)	1.48%	4.01
	–		–	–	25,302	(8)	1.51%	4.00
Other executive officers as a group	–		–	–	77,521	(5)	4.63%	4.01
	–		–	–	87,081	(8)	5.20%	4.00
	–		–	–	41,842	(9)	2.50%	5.28
	–		–	–	57,510	(10)	3.43%	3.71
	–		–	–	74,247	(11)	4.43%	3.23
	–		–	–	1,925	(14)	0.11%	4.36
	–		–	–	5,000	(15)	0.30%	3.55
	–		–	–	1,946	(16)	0.12%	3.27
	–		–	–	2,500	(17)	0.15%	3.00
	–		–	–	4,000	(18)	0.24%	4.01
	–		–	–	2,500	(19)	0.15%	5.10
Total	174,279		100%	4.09	960,393		57.32%	3.90

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
All of the directors and executive officers as a group	–	–	–	109,890	(3)	6.56%	3.43
	–	–	–	54,945	(4)	3.28%	3.43
	–	–	–	191,637	(5)	11.44%	4.01
	–	–	–	38,110	(6)	2.27%	4.89
	–	–	–	4,764	(7)	0.28%	4.89
	–	–	–	211,155	(8)	12.60%	4.00
	–	–	–	78,794	(9)	4.70%	5.28
	–	–	–	109,876	(10)	6.56%	3.71
	–	–	–	133,351	(11)	7.96%	3.23
	–	–	–	10,000	(13)	0.60%	3.33
	–	–	–	1,925	(14)	0.11%	4.36
	–	–	–	5,000	(15)	0.30%	3.55
	–	–	–	1,946	(16)	0.12%	3.27
	–	–	–	2,500	(17)	0.15%	3.00
	–	–	–	4,000	(18)	0.24%	4.01
	–	–	–	2,500	(19)	0.15%	5.10
Total	174,279	100%	4.09	960,393		57.32%	3.90

(1)
The estimated average value at the time of grant of a DSU is the average of the estimated value at the time of grant of a DSU which is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(2)	The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted.
(3)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in November 2015.
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

(6)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in April 2017.
(7)
Those RSUs will vest on the fifth anniversary date of the grant in April 2017 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(8)
Those RSUs will vest on the fifth anniversary date of the grant in October 2017 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

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

(17)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2016.
(18)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in October 2016.
(19)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2017.

Escrowed Securities

To our knowledge as at November 1, 2017, 528,713 subordinate voting shares of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2017 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	3,769,508	16.23%	94.27%
9356-8988 Quebec Inc. (3)	–	–	316,247	1.36%	*
9356-9010 Quebec Inc. (3)	–	–	400,000	1.72%	*
9356-9036 Quebec Inc. (3)	5,000,000	15.80%	3,000,000	12.92%	15.60%
Fiducie Germain Lamonde (4)	1,900,000	6.00%	–	–	5.59%
G. Lamonde Investissements Financiers Inc. (3)	24,743,000	78.19%	–	–	72.85%
EdgePoint Investment Group, Inc.	–	–	3,011,136	12.97%	*
Soros Fund Management	–	–	2,306,000	9.93%	*
Renaissance Technologies	–	–	1,543,200	6.64%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2017 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The number of shares held by Germain Lamonde includes 5,000,000 multiple voting shares held of record by 9356-9036 Quebec Inc., 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde and 24,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers Inc.

(3)	9356-8988 Quebec Inc., 9356-9010 Quebec Inc., 9356-9036 Quebec Inc. and G. Lamonde Investissements Financiers Inc. are companies controlled by Mr. Lamonde.
(4)	Fiducie Germain Lamonde is a family trust for the benefit of Mr. Lamonde and members of his family.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies have maintained majority ownership. Mr. Lamonde converted five million multiple voting shares into subordinate voting shares in fiscal 2011 and sold one million of those subordinate voting shares on the open market. (Only subordinate voting shares can be traded on the open market). According to publicly available information, EdgePoint Investment Group remains EXFO's second-largest shareholder with 3.0 million subordinate voting shares or 13.0% of the public float. Soros Fund Management owns 9.9% (2.3 million shares) of the public float, while Renaissance Technologies holds 6.6% of the public float (1.5 million shares).

As at November 13, 2017, 23,224,396 subordinate voting shares were outstanding. Approximately 93.04% (21,607,208) of our subordinate voting shares were held in bearer form and the remainder (1,617,188 subordinate voting shares) was held by 224 record holders. As at November 13, 2017, we believe approximately 59.15% of our outstanding subordinate voting shares were held in the United States.

B.	Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

From September 1, 2016 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, "Financial Statements" for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2017		2016		2015

Export Sales	$220,715	91%	$214,566	92%	$202,367	91%
Domestic Sales	22,586	9	18,027	8	19,722	9
	$243,301	100%	$232,583	100%	$222,089	100%

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

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks which will extend our commitment to meet need of mobile network operators deploying fiber-based fronthaul networks and radio access networks architectures. This acquisition-date fair value of the total consideration transferred amounted to $8.5 million and consisted of $5.0 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.

On March 2, 2017, we acquired all issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration amounted to $9.2 million and consisted of $7.8 million in cash, net of Ontology's cash of $2.2 million at the acquisition date, plus a cash contingent consideration based on certain sales volume of Ontology products over the 12-month period following the acquisition, valued at $1.4 million at the acquisition date.

On March 29, 2017, we announced the appointment of Philippe Morin as our new Chief Executive Officer (CEO), effective April 1, 2017. Mr. Morin, who has more than 25 years of experience in the telecommunications industry, initially was named EXFO's Chief Operating Officer in November 2015. Prior to joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He also held senior management positions at Nortel Networks, including President of the Optical Networking Division. EXFO founder Germain Lamonde, who had fulfilled the roles of CEO and Chairman of the Board for more than 30 years, became Executive Chairman. He maintains leadership of EXFO's acquisition strategy and remains actively involved in defining EXFO's growth initiatives, customer outreach as well as corporate governance.

On May 2, 2017, we announced a restructuring plan to streamline our passive monitoring solutions portfolio, which falls under our protocol-layer product line. This plan resulted in severance expenses of $4.1 million and inventory write-offs of $1.0 million, for total restructuring charges of $5.1 million during the year. As result of this plan, we expect annual savings of approximately $9 million.

On September 8, 2017, we acquired 33.1% of all issued and outstanding shares of Astellia SA ("Astellia"), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end form radio to core. The acquisition-date fair value of the consideration transferred amounted to €8.6 million (US$10.3 million) in an all-cash deal.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S (Yenista), a privately held company located in France, a supplier of advanced optical test equipment for the research and development and manufacturing markets. Its portfolio includes benchtop optical spectrum analyzers, tunable lasers, tunable filters and passive optical component test systems for NEMs and optical component vendors. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.3 million (US$9.7 million) in cash, net of Yenista's cash of €1.1 million (US$1.4 million) at the acquisition date.

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares at a share price of €10, for total consideration of €17.3 million (approximately US$20 million) by way of a public tender offer. The public offering will open in late calendar 2017 or early 2018, subject to the approval of French foreign investment authorities and permission from l'Autorité des marchés financiers. If the public tender offering is successful, the settlement of the acquisition is expected to take place early in calendar 2018.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4.8 million (US$3.8 million) and up to US$6.0 million for operating purposes, were cancelled and replaced by credit facility of CA$28.9 million (US$23.1 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2012 to August 31, 2013	5.90	4.00	5.86	4.14
September 1, 2013 to August 31, 2014	5.70	4.13	5.88	4.51
September 1, 2014 to August 31, 2015	4.40	2.45	4.92	3.32
September 1, 2015 to August 31, 2016	4.32	2.57	5.44	3.61
September 1, 2016 to August 31, 2017	6.05	3.42	7.99	4.41

September 1, 2015 to November 30, 2015 (2016 1st Quarter)	3.43	2.77	4.55	3.61
December 1, 2015 to February 29, 2016 (2016 2nd Quarter)	3.42	2.57	4.51	3.70
March 1, 2016 to May 31, 2016 (2016 3rd Quarter)	4.32	2.85	5.44	3.85
June 1, 2016 to August 31, 2016 (2016 4th Quarter)	4.08	3.16	5.25	4.12

September 1, 2016 to November 30, 2016 (2017 1st Quarter)	4.45	3.42	6.00	4.41
December 1, 2016 to February 28, 2017 (2017 2nd Quarter)	5.90	4.10	7.66	5.51
March 1, 2017 to May 31, 2017 (2017 3rd Quarter)	6.05	4.55	7.99	6.08
June 1, 2017 to August 31, 2017 (2017 4th Quarter)	5.30	3.83	7.15	4.84

May 2017	4.93	4.60	6.65	6.25
June 2017	5.30	4.70	7.15	6.05
July 2017	4.50	4.10	5.77	5.13
August 2017	4.70	3.83	5.80	4.84
September 2017	4.35	3.75	5.32	4.79
October 2017	4.15	3.85	5.16	4.94
November 2017 (until November 13)	4.30	3.85	5.45	5.00

C.	Markets

Our subordinate voting shares have been quoted on the NASDAQ Global Select Market under the symbol EXFO and listed on The Toronto Stock Exchange under the symbol EXF since our initial public offering on June 29, 2000. Prior to that time, there was no public market for our subordinate voting shares. The table above sets forth, for the periods indicated, the high and low closing sales prices per subordinate voting share as reported on the NASDAQ Global Select Market and the Toronto Stock Exchange.

On November 13, 2017, the last reported sale price for our subordinate voting shares on the NASDAQ Global Select Market was US$4.15 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$5.35 per share.

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

United States Backup Withholding and Information Reporting

A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares that are paid within the United States or through some U.S. related financial intermediaries to U.S. Holders, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, subordinate voting shares unless the U.S. Holder timely provides a taxpayer identification number and complies with the other applicable requirements of the backup withholding rules. A U.S. Holder who fails to provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

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

The following tables summarize the forward exchange contracts in effect as at August 31, 2017, classified by expected transaction dates, none of which exceed two fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

US dollars – Canadian dollars forward exchange contracts

	Years ending August 31,
	2018	2019

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$18,300	$10,900
Weighted average contractual forward rates	1.3407	1.3426

US dollars – Indian rupees forward exchange contracts

	Years ending August 31,
	2018	2019

Forward exchange contracts to sell US dollars in exchange for Indian rupees
Contractual amounts	$3,400	$1,600
Weighted average contractual forward rates	69.49	67.26

Fair Value

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains $2.3 million as at August 31, 2017.

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2017 and for which such risk is charged to earnings:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$20,120	€6,235
Accounts receivable	28,420	6,164
	48,540	12,399
Financial liabilities
Accounts payable and accrued liabilities	12,447	2,725
Forward exchange contracts (nominal amount)	3,600	‒
	16,047	2,725
Net exposure	$32,493	€9,674

In addition to these assets and liabilities, we have derivatives financial liabilities for our outstanding forward exchange contracts in the amount (nominal value) of $29.2 million as at August 31, 2017, for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.2536 = US$1.00 as at August 31, 2017.

The value of the Canadian dollar compared to the euro was CA$1.4825 = €1.00 as at August 31, 2017.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2017:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2.7 million, or $0.05 per diluted share, as at August 31, 2017.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $1.0 million or $0.02 per diluted share, as at August 31, 2017.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2.7 million as at August 31, 2017.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts our balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of our cost of sales and operating expenses is denominated in Canadian dollars, euros, British pound and Indian rupees, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We have limited exposure to interest risk. We are mainly exposed to interest rate risks through our cash and short-term investments.

Cash

As at August 31, 2017, our cash balances included an amount of $6.7 million that bears interest at an annual rate of 1.2%.

Short-term investments

As at August 31, 2017, our short-term investments, in the amount of $0.8 million, consist of a term deposits denominated in Indian rupees, bearing interest at annual rates of 4.3% to 6.9%, maturing on different dates between October 2017 and October 2018.

Due to their short-term maturity, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income. Based on market value, the fair value of our short-term investments amounted to $0.8 million as at August 31, 2017.

Other financial instruments

Accounts receivable, other assets, accounts payable and accrued liabilities and the contingent liability are non-interest-bearing financial assets and liabilities. Accounts receivable, other assets, accounts payable and the cash contingent consideration are financial instruments whose carrying value approximates their fair value due to their relatively short-term maturity.

Credit risk

Financial instruments that potentially subject us to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2017, our short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $3.0 million as at August 31, 2017.

For the year ended August 31, 2017, the company's top customer represented 10.1% of sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2017 (in thousands of US dollars):

Current	$35,100
Past due, 0 to 30 days	3,049
Past due, 31 to 60 days	1,289
Past due, more than 60 days, less allowance for doubtful accounts of $2,960	1,692
Total trade accounts receivable	$41,130

Changes in the allowance for doubtful accounts are as follows as at August 31, 2017 (in thousands of US dollars):

Balance – Beginning of year	$3,752
Addition charged to earnings	654
Write-off of uncollectible accounts	(1,446)
Balance – End of year	$2,960

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our derivative and non-derivative financial liabilities as at August 31, 2017 (in thousands of US dollars):

	0-12 months	13-24 months

Accounts payable and accrued liabilities	$36,776	$–
Contingent liability	1,092	–
Forward exchange contracts
Outflow (nominal amount)	21,700	12,500
Inflow	(23,265)	(13,357)
Total	$36,303	$(857)

As at August 31, 2017, we had $39.2 million in cash and short-term investments and $45.0 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $15.4 million for working capital and other general corporate purposes, including potential acquisitions as well as unused lines of credit of $25.7 million for foreign currency exposure related to our forward exchange contracts.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4.8 million (US$3.8 million) and up to US$6.0 million for operating purposes, were cancelled and replaced by a credit facility of CA$28.9 million (US$23.1 million).

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

As of the end of the Company's fiscal year ended August 31, 2017, an evaluation of the effectiveness of the Company's disclosure controls and procedures was carried out by management with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that these disclosure controls and procedures were effective as at August 31, 2017.

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

Our management conducted an evaluation of the effectiveness of EXFO's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has elected to exclude Ontology Partners Limited, included in our consolidated financial statements for the year ended August 31, 2017, from its assessment of internal control over financial reporting as of August 31, 2017, because the business was acquired by the company in fiscal 2017. Based on this evaluation, management concluded that EXFO's internal control over financial reporting was effective as of August 31, 2017.

(c)	Attestation Report of the Independent Auditor

The effectiveness of our internal control over financial reporting as of August 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

(d)	Changes in Internal Control over Financial Reporting

In order to address the material weakness disclosed in our 2016 Form 20-F/A, during the year ended August 31, 2017, we made changes to our internal control policies and procedure, included strengthening our segregation of duties and supervisory review procedure and ongoing monitoring of journal entries recorded to the trade accounts receivable ledger. These changes, which were implemented in the second quarter of fiscal 2017, resulted in the remediation of, the material weakness that was identified with respect to fiscal 2016 pertaining to our trade accounts receivable ledger.

Except as described above, there were no other changes in our internal control over financial reporting  that occurred during the period covered by this Annual Report on Form 20-F, that had materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Claude Séguin, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Séguin is independent of management, in accordance with the CSA Standards as described in Item 6C – Board Practices of this Annual Report. For a description of Mr. Séguin's education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard, Mr. François Côté, Mr. Darryl Edwards (until January 2017), Ms. Angela Logothetis (starting in January 2017) and Mr. Randy E. Tornes, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B.	Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to our 2010 Annual Report. In March 2005, the Board adopted and, in 2010, 2013 and 2017, updated the following policies:

•	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
•	Board of Directors Corporate Governance Guidelines;
•	Ethics and Business Conduct Policy;
•	Statement of Reporting Ethical Violations (Whistleblower).

A copy of those policies has been filed respectively as exhibit 11.1 to our 2010 Annual Report, as exhibit 11.13 to our 2017 Annual Report and as exhibits 11.3 and 11.4 to our 2013 Annual Report. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2016 and 2017, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $415,000 and $481,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2016 and 2017, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $45,000 and $299,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements.

Tax Fees

During the financial years ended August 31, 2016 and 2017, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of $154,000 and $173,000 respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2016 and 2017.

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

During the financial year ended on August 31, 2017, 100% of tax fees were approved by the Audit Committee pursuant to this policy.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On March 29, 2016, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of our issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on April 1, 2016 and ended on March 31, 2017 ("2016 NCIB").

From September 1, 2016 through November 13, 2017, no repurchase occurred.

Item 16F.	Change in Registrant's Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation's corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ Global Select Market. A copy of the Corporation's Corporate Governance Policies is included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibit 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.3, 11.4, 11.10, 11.11 and 11.12, to our 2013 Annual Report on Form 20-F, as Exhibit 11.6 to our 2014 Annual Report, as Exhibits 11.5, 11.7 and 11.8 to our 2016 Annual Report on Form 20-F and as Exhibits 11.5, 11.7, 11.13, 11.14 and 11.15 to this Annual Report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits

Number	Exhibit
1.1	Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
1.2	Amended By-laws of EXFO (incorporated by reference to Exhibit 1.2 of EXFO's Annual Report on Form 20F dated January 16, 2003, File No. 000-30895).
1.3	Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO's Annual Report on Form 20-F dated January 18, 2001, File No. 000-30895).
1.4	Certificate of Amendment, Canada Business Corporations Act (incorporated by reference to Exhibit 10.1 of EXFO's Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).
1.5	Certificate of Amendment (Change of Name), Canada Business Corporations Act (incorporated by reference to Exhibit 1.5 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
2.1	Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
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

4.16

Form of Promissory Note of EXFO issued to GEXFO Investissements Technologiques Inc. dated June 27, 2000) (incorporated by reference to Exhibit 10.12 of EXFO's Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

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
4.27

Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel J. Ernst dated September 5, 2002 (incorporated by reference to Exhibit 4.30 of EXFO's Annual Report on Form 20-F dated January 16, 2003, File No. 000-30895).

4.28

EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to Exhibit 4.31 of EXFO's Annual Report on Form 20-F dated January 16, 2003, File No. 000-30895).

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
4.37

Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Consultronics Limited., Andre Rekai, Consultronics Europe Limited, Consultronics Development Kft. and Consultronics Inc. dated January 5, 2006 (incorporated by reference to Exhibit 4.37 of EXFO's Annual Report on Form 20-F dated November 29, 2006, File No. 000-30895).

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

4.51	Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated January 8, 2014 (incorporated by reference to EXFO's report on Form 6-K dated January 9, 2014, file No. 000-30895).

Number	Exhibit
4.52	Final results of Issuer Bid Tender Offer, dated February 20, 2015 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated February 24, 2015, file No. 000-30895).
4.53	Renewal of EXFO's Share Repurchase Program by Way of Normal Course Issuer Bid dated March 25, 2015 (incorporated by reference to EXFO's report on Form 6-K dated March 25, 2015, file No. 000-30895).
4.54	Nomination of Mr. Philippe Morin as Chief Operation Officer, dated August 26, 2015 (incorporated by reference to EXFO's Material Change Report on Form 6-K dated August 28, 2015, file No. 000-30895).
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
4.57

Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and on January 12, 2005 and effective January 10, 2018 (incorporated by reference to Exhibit 4.57 of EXFO's Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

4.58

Deferred Share Unit Plan, effective January 12, 2005, amended in January 2018 and effective January 10, 2018 (incorporated by reference to Exhibit 4.58 of EXFO's Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1

Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistleblower) (incorporated by reference to Exhibit 11.4 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.5	Audit Committee Charter (incorporated by reference to Exhibit 11.5 of EXFO's Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO's Annual Report on Form 20-F dated November 24, 2014, File No. 000-30895).
11.7	Corporate Governance Practices (incorporated by reference to Exhibit 11.7 of EXFO's Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO's Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO's Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct (incorporated by reference to Exhibit 11.10 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.11	Policy Regarding Conflict Minerals (incorporated by reference to Exhibit 11.11 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.12	Director Share Ownership Policy (incorporated by reference to Exhibit 11.12 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).

Number	Exhibit
11.13

Board of Directors Corporate Governance Guidelines dated February 28, 2010 and amended on June 29, 2017 (incorporated by reference to Exhibit 11.13 of EXFO's Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

11.14

Director Share Ownership Policy dated September 25, 2013 and amended on June 29, 2017 (incorporated by reference to Exhibit 11.14 of EXFO's Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

11.15

Human Resources Committee Charter dated February 28, 2010 and amended on October 9, 2012, on October 8, 2014 and on October 12, 2017 (incorporated by reference to Exhibit 11.15 of EXFO's Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

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

EXFO INC.

By:           /s/ Philippe Morin
Name:      Philippe Morin
Title:        Chief Executive Officer

Date:        November 24, 2017

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries' 2017, 2016 and 2015 consolidated financial statements and their internal control over financial reporting as at August 31, 2017. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2017 and August 31, 2016 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholder's equity and cash flows for each of the three years in the period ended August 31, 2017, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2017 and August 31, 2016 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at August 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in "Management's Annual Report on Internal Control over Financial Reporting" included in Item 15b) of the Annual Report on Form 20-F for the fiscal year ended August 31, 2017.

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

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management's Annual Report on Internal Control over Financial Reporting, management has excluded Ontology Partners Limited from its assessment of internal control over financial reporting as of Augusts 31, 2017, because it was acquired by the company in a purchase business combination during 2017. We have also excluded Ontology Partners Limited from our audit of internal control over financial reporting. Ontology Partners Limited is a wholly-owned subsidiary whose total assets and total revenues represent 6% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2017.

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Montréal, Quebec
November 24, 2017

1 CPA auditor, CA, public accountancy permit No. A119427

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2017	2016
Assets

Current assets
Cash	$38,435	$43,208
Short-term investments (note 6)	775	4,087
Accounts receivable (note 6)
Trade	41,130	42,993
Other	3,907	2,474
Income taxes and tax credits recoverable (note 19)	4,955	4,208
Inventories (note 7)	33,832	33,004
Prepaid expenses	4,202	3,099

	127,236	133,073

Tax credits recoverable (note 19)	38,111	34,594
Property, plant and equipment (notes 8 and 21)	40,132	35,978
Intangible assets (notes 9 and 21)	11,183	3,391
Goodwill (notes 9 and 21)	35,077	21,928
Deferred income tax assets (note 19)	6,555	8,240
Other assets	947	589

	$259,241	$237,793
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11)	$36,776	$37,174
Provisions (note 11)	3,889	299
Income taxes payable	663	971
Deferred revenue	11,554	9,486

	52,882	47,930

Deferred revenue	6,257	5,530
Deferred income tax liabilities (note 19)	3,116	2,857
Other liabilities	196	75

	62,451	56,392
Commitments (notes 12 and 22)

Shareholders' equity
Share capital (note 13)	90,411	85,516
Contributed surplus	18,184	18,150
Retained earnings	127,160	126,309
Accumulated other comprehensive loss (note 14)	(38,965)	(48,574)

	196,790	181,401

	$259,241	$237,793

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board /s/ Philippe Morin PHILIPPE MORIN Chief Executive Officer	/s/ Claude Séguin CLAUDE SÉGUIN Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2017	2016	2015

Sales (note 21)	$243,301	$232,583	$222,089

Cost of sales (1) (note 17)	94,329	87,066	85,039
Selling and administrative (2) (note 17)	86,256	82,169	82,200
Net research and development (note 17)	47,168	42,687	44,003
Depreciation of property, plant and equipment (note 17)	3,902	3,814	4,835
Amortization of intangible assets (note 17)	3,289	1,172	2,883
Change in fair value of cash contingent consideration (note 3)	(383)	–	–
Interest and other (income) expense	303	(828)	(155)
Foreign exchange (gain) loss	978	(161)	(7,212)
Unusual charge	–	–	603

Earnings before income taxes	7,459	16,664	9,893

Income taxes (note 19)	6,608	7,764	5,036

Net earnings for the year	$851	$8,900	$4,857

Basic net earnings per share	$0.02	$0.17	$0.09

Diluted net earnings per share	$0.02	$0.16	$0.08

Basic weighted average number of shares outstanding (000's)	54,423	53,863	56,804

Diluted weighted average number of shares outstanding (000's) (note 20)	55,555	54,669	57,457

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Selling and administrative is exclusive of a one-time charge relating to an unusual bad debt expense in fiscal 2015.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2017	2016	2015

Net earnings for the year	$851	$8,900	$4,857
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	8,262	707	(39,175)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	1,403	862	(5,583)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	423	2,797	2,107
Deferred income tax effect of gains/losses on forward exchange contracts	(479)	(935)	905

Other comprehensive income (loss)	9,609	3,431	(41,746)

Comprehensive income (loss) for the year	$10,460	$12,331	$(36,889)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$112,552	$(10,259)	$230,287
Redemption of share capital (note 13)	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs (note 13)	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	4,857	–	4,857
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,889)

Balance as at August 31, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227

	Year ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital (note 13)	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs (note 13)	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401

	Year ended August 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (note 13)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 13)	1,405	(1,405)	–	–	–
Stock-based compensation costs	–	1,439	–	–	1,439
Net earnings for the year	–	–	851	–	851
Other comprehensive income
Foreign currency translation adjustment	–	–	–	8,262	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $479	–	–	–	1,347	1,347

Total comprehensive income for the year					10,460

Balance as at August 31, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2017	2016	2015
Cash flows from operating activities
Net earnings for the year	$851	$8,900	$4,857
Add (deduct) items not affecting cash
Stock-based compensation costs	1,477	1,378	1,295
Depreciation and amortization	7,191	4,986	7,718
Change in fair value of cash contingent consideration	(383)	–	–
Unusual charge	–	–	603
Deferred revenue	1,723	4,238	396
Deferred income taxes	1,054	1,578	403
Changes in foreign exchange gain/loss	1,096	(332)	(3,842)
	13,009	20,748	11,430
Changes in non-cash operating items
Accounts receivable	3,955	2,682	(10,828)
Income taxes and tax credits	(2,386)	939	(2,062)
Inventories	911	(4,713)	820
Prepaid expenses	(918)	(280)	(982)
Other assets	(121)	170	61
Accounts payable and accrued liabilities and provisions	(1,745)	4,882	8,132
Other liabilities	165	(65)	(87)
	12,870	24,363	6,484
Cash flows from investing activities
Additions to short-term investments	(2,910)	(3,546)	(20,067)
Proceeds from disposal and maturity of short-term investments	6,374	873	23,685
Purchases of capital assets (notes 8 and 9)	(7,175)	(4,356)	(5,933)
Business combinations, net of cash acquired (note 3)	(12,792)	–	–
	(16,503)	(7,029)	(2,315)
Cash flows from financing activities
Repayment of long-term debt (note 3)	(1,480)	‒	‒
Redemption of share capital (note 13)	–	(1,551)	(25,494)
	(1,480)	(1,551)	(25,494)

Effect of foreign exchange rate changes on cash	340	1,561	(6,932)

Change in cash	(4,773)	17,344	(28,257)
Cash – Beginning of year	43,208	25,864	54,121
Cash – End of year	$38,435	$43,208	$25,864

Supplementary information
Income taxes paid	$2,866	$2,015	$1,491

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the company) develops, manufactures and markets smarter network test, monitoring and analytics solutions for the world's leading communications service providers, network equipment manufacturers and webscale companies.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 24, 2017.

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

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments, available-for-sale investments and the contingent liability.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

Sales of goods

Revenue from sales of goods, which represent the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangements.

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

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders' equity.

Foreign currency translation

(a)	Foreign currency transactions

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

(b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders' equity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Other assets	Loans and receivables
Forward exchange contracts	Derivatives used for hedging

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities
Contingent liability	Financial liabilities at fair value through profit or loss
Forward exchange contracts	Derivatives used for hedging

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially measured at fair value plus transaction costs, and they are subsequently carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are non-derivative financial liabilities initially measured at fair value plus transaction costs and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the consolidated statements of earnings.

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

They are initially recorded at fair value plus transaction costs and subsequently measured at fair value. The fair value of forward exchange contracts is determined using quoted prices and forward exchange rates at the balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon recognition of related hedged sales and operating expenses, accumulated changes in fair value of forward exchange contracts are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

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

The company's short-term investments, forward exchange contracts and contingent liability are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates. The company's contingent liability is classified within level 3 of the fair value hierarchy because it is valued using unobservable inputs such as expected future sales of Ontology.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale financial assets; therefore, they are carried at fair value in the consolidated balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

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

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of one to five years for core technology, five years for customer relationships, and four and eight years for software. None of the company's intangible assets were developed internally.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses mainly comprise salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2016 and 2017, the company had not capitalized any development costs.

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

As at August 31, 2016 and 2017, all significant leases of the company were classified as operating leases.

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

Stock-based compensation

Equity-settled awards

The company's stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in shareholders' equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

Cash-settled awards

The company's stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2015, 2016 and 2017. Entity-wide disclosures are presented in note 21.

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

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company's non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 19).

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

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired and liabilities assumed; this may require the use of unobservable inputs, including management's expectations of future revenue growth, operating costs and profit margins as well as discount rates.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has performed an assessment to identify significant areas of impact, if any, between the company's current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessments to date, the company anticipates that the main areas of impact will relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the "right to use" the company's intellectual property. The company will adopt this new standard on September 1, 2018 using the modified retrospective method, with the cumulative effect of the initial application of the standard recognized as an adjustment to the opening balance of retained earnings as at the date of initial application. The company will apply this standard retrospectively only to contracts that are not completed at the date of initial application.

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

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company will adopt this interpretation on September 1, 2018 and is currently assessing the impact that it will have on its consolidated financial statements.

Uncertainty over Income Tax Treatments

IFRIC 23, "Uncertainty over Income Tax Treatment", was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company will adopt this interpretation on September 1, 2019 and is currently assessing the impact that it will have on its consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Business Combinations

Absolute Analysis Inc.

On October 31, 2016, the company acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration transferred amounted to $8,490,000 and consisted of $5,000,000 in cash and the issuance of 793,070 subordinate voting shares valued at $3,490,000.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liability assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 31, 2016, being the date of acquisition.

During the second quarter of fiscal 2017, the company completed the detailed valuation and finalized the allocation of the purchase price.

The fair value of the total consideration transferred was allocated based on a final estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Core technology	$4,130
Other assets	236
4,366
Liability assumed
Deferred income taxes	279
Net identifiable assets acquired	4,087
Goodwill	4,403
Fair value of the total consideration transferred	$8,490

Intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

Acquired goodwill mainly represents synergies with the company's products as well as the Absolute acquired workforce. Acquired goodwill is deductible for tax purposes. Goodwill is allocated to the EXFO cash generating unit.

Ontology Partners Limited

On March 2, 2017, the company acquired all of the issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration transferred amounted to $9,180,000 and consisted of $7,780,000 in cash, net of Ontology's cash of $2,156,000 at the acquisition date, plus a cash contingent consideration based on certain sales volumes of Ontology products over the 12-month period following the acquisition, with an estimated fair value of $1,400,000 at the acquisition date.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since March 2, 2017, being the date of acquisition.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

During the fourth quarter of fiscal 2017, the company completed the detailed valuation and finalized the allocation of the purchase price; this resulted in an increase of goodwill of $650,000 and a corresponding decrease in intangible assets.

The fair value of the total consideration transferred was allocated based on a final estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$1,701
Core technology	3,802
Customer relationships	1,607
Other assets	37
7,147
Liabilities assumed
Accounts payable and accrued liabilities	3,343
Deferred revenue	211
Long-term debt	1,480
Net identifiable assets acquired	2,113
Goodwill	7,067
Fair value of the total consideration transferred, net of cash acquired	$9,180

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Acquired goodwill mainly represents synergies with the company's products as well as Ontology acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the Ontology cash generating unit.

As at August 31, 2017, the fair value of the cash contingent consideration amounted to $1,092,000 with the change in its fair value being accounted for in the consolidated statement of earnings.

4	Restructuring Charges

In May 2017, the company implemented a restructuring plan to streamline its passive monitoring solutions portfolio. This plan resulted in severance expenses of $4,049,000 and inventory writeoffs of $1,030,000, for total restructuring charges of $5,079,000 during the year.

As at August 31, 2017, unpaid severance expenses amounted to $2,477,000, which are expected to be paid in fiscal 2018 (note 11).

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

No changes were made to the objectives and policies during the years ended August 31, 2016 and 2017.

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $229,975,000 and $235,755,000 as at August 31, 2016 and 2017 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2017

	Loans and receivable		Available for sale		Other financial liabilities		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Total

Financial assets
Cash		$38,435	$	‒	$	‒	$	‒	$	‒	$38,435
Short-term investments	$	‒		$775	$	‒	$	‒	$	‒	$775
Accounts receivable		$43,340	$	‒	$	‒	$	‒	$	‒	$43,340
Other assets		$36	$	‒	$	‒	$	‒	$	‒	$36
Forward exchange contracts	$	‒	$	‒	$	‒	$	‒		$2,258	$2,258
Financial liabilities
Accounts payable and accrued liabilities	$	‒	$	‒		$36,776	$	‒	$	‒	$36,776
Contingent liability	$	‒	$	‒	$	‒		$1,092	$	‒	$1,092

	As at August 31, 2016

	Loans and receivable		Available for sale		Other financial liabilities		Derivatives used for hedging		Total

Financial assets
Cash		$43,208	$	‒	$	‒	$	‒	$43,208
Short-term investments	$	‒		$4,087	$	‒	$	‒	$4,087
Accounts receivable		$45,467	$	‒	$	‒	$	‒	$45,467
Other assets		$35	$	‒	$	‒	$	‒	$35
Forward exchange contracts	$	‒	$	‒	$	‒		$980	$980
Financial liabilities
Accounts payable and accrued liabilities	$	‒	$	‒		$36,099	$	‒	$36,099
Forward exchange contracts	$	‒	$	‒	$	‒		$1,120	$1,120

Fair value

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets approximates their carrying value due to their relatively short-term maturities.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2017					As at August 31, 2016
	Level 1		Level 2		Level 3	Level 1		Level 2
Financial assets
Short-term investments		$775	$	‒	‒		$4,087	$	‒
Forward exchange contracts	$	‒		$2,258	‒	$	‒		$980

Financial liabilities
Forward exchange contracts	$	‒	$	‒	‒	$	‒		$1,120
Contingent liability	$	‒	$	‒	1,092	$	‒	$	‒

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2016 and 2017, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2016
September 2016 to August 2017	$22,200	1.2784
September 2017 to August 2018	9,900	1.3367
September 2018 to December 2018	1,900	1.3639
Total	$34,000	1.3002

As at August 31, 2017
September 2017 to August 2018	$18,300	1.3407
September 2018 to August 2019	10,900	1.3426
Total	$29,200	1.3414

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2016
September 2016 to August 2017	$3,800	70.92

As at August 31, 2017
September 2017 to August 2018	$3,400	69.49
September 2018 to February 2019	1,600	67.26
Total	$5,000	68.78

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $140,000 and net gains of $2,258,000 as at August 31, 2016 and 2017 respectively.

As at August 31, 2017, forward exchange contracts in the amount of $1,697,000 are presented as current assets in other accounts receivable and forward exchange contracts in the amount of $561,000 are presented as long-term assets in other long-term assets in the balance sheet. Forward exchange contracts of $261,000, included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2016, forward exchange contracts in the amount of $635,000 were presented as current assets in other accounts receivable; forward exchange contracts in the amount of $345,000 were presented as long-term assets in other long-term assets; forward exchange contracts in the amount of $1,075,000 were presented as current liabilities in accounts payable and accrued liabilities; and forward exchange contracts in the amount of $45,000 were presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet.

Based on the portfolio of forward exchange contracts as at August 31, 2017, the company estimates that the portion of net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,436,000.

For the years ended August 31, 2015, 2016 and 2017, the company recorded within its sales the following foreign exchange losses on forward exchange contracts:

	Years ended August 31,
	2017	2016	2015

Losses on forward exchange contracts	$468	$2,651	$2,562

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2016 and 2017 and for which such risk is charged to earnings:

	As at August 31,
	2017		2016

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$20,120	€6,235	$13,090	€2,927
Accounts receivable	28,420	6,164	30,141	5,963
	48,540	12,399	43,231	8,890
Financial liabilities
Accounts payable and accrued liabilities	12,447	2,725	14,251	1,081
Forward exchange contracts (nominal value)	3,600	‒	4,000	–
	16,047	2,725	18,251	1,081
Net exposure	$32,493	€9,674	$24,980	€7,809

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $33,800,000 and $29,200,000 as at August 31, 2016 and 2017 respectively for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3116 = US$1.00 and CA$1.2536 = US$1.00 as at August 31, 2016 and 2017 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4601 = €1.00 and CA$1.4825 = €1.00 as at August 31, 2016 and 2017 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2016 and 2017:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,342,000, or $0.04 per diluted share, and $2,726,000, or $0.05 per diluted share, as at August 31, 2016 and 2017 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $830,000, or $0.02 per diluted share, and $1,025,000 or $0.02 per diluted share, as at August 31, 2016 and 2017 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,176,000 and $2,744,000 as at August 31, 2016 and 2017 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company's balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of the company's cost of sales and operating expenses are denominated in Canadian dollars, euros, British pounds and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash and short-term investments.

Cash

As at August 31, 2016 and 2017, the company's cash balances included an amount of $23,277,000 and $6,681,000 respectively that bears interest at an annual rate of 1.2%.

Short-term investments

Short-term investments consist of the following:

	As at August 31,
	2017	2016

Term deposits denominated in Indian rupees, bearing interest at annual rates of 4.3% to 6.9% in 2017 and 6.0% to 7.3% in 2016, maturing on different dates between October 2017 and October 2018 in 2017 and November 2016 and October 2018 in 2016	$775	$1,419
Term deposit denominated in Canadian dollars, bearing interest at an annual rate of 1.5%, matured in May 2017	‒	2,668
	$775	$4,087

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

Other financial instruments

Accounts receivable, other assets, accounts payable and accrued liabilities and the contingent liability are non-interest-bearing financial assets and liabilities.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2017, the company's short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $3,752,000 and $2,960,000 as at August 31, 2016 and 2017 respectively.

For the year ended August 31, 2017, the company's top customer represented 10.1% of sales. For the years ended August 31, 2015 and 2016, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2017	2016

Current	$35,100	$38,411
Past due, 0 to 30 days	3,049	1,286
Past due, 31 to 60 days	1,289	868
Past due, more than 60 days, net of allowance for doubtful accounts of $3,752 and $2,960 as at August 31, 2016 and 2017, respectively	1,692	2,428
	$41,130	$42,993

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2017	2016

Balance – Beginning of year	$3,752	$2,935
Addition charged to earnings	654	817
Writeoff of uncollectible accounts	(1,446)	‒
Balance – End of year	$2,960	$3,752

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize the contractual maturity of the company's derivative and non-derivative financial liabilities:

	As at August 31, 2017
	0-12 months	13-24 months

Accounts payable and accrued liabilities	$36,776	$	‒
Contingent liability	1,092		‒
Forward exchange contracts
Outflow	21,700		12,500
Inflow	(23,265)		(13,357)
Total	$36,303		$(857)

	As at August 31, 2016
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$36,099	$	‒	$	‒
Forward exchange contracts
Outflow	26,000		9,900		1,900
Inflow	(25,653)		(10,089)		(1,976)
Total	$36,446		$(189)		$(76)

As at August 31, 2017, the company had $39,210,000 in cash and short-term investments and $45,037,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $15,424,000 for working capital and other general corporate purposes, including potential acquisitions as well as unused lines of credit totaling $25,676,000 for foreign currency exposure related to its forward exchange contracts (notes 10 and 22).

7	Inventories

	As at August 31,
	2017	2016

Raw materials	$18,899	$18,692
Work in progress	886	1,067
Finished goods	14,047	13,245
	$33,832	$33,004

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $88,098,000, $89,058,000 and $98,503,000 for the years ended August 31, 2015, 2016 and 2017 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 17).

Inventory writedown amounted to $4,066,000, $3,678,000 and $3,259,000 for the years ended August 31, 2015, 2016 and 2017 respectively.

F-28

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2015	$4,309	$29,472	$31,209	$2,794	$67,784
Additions	‒	201	3,626	226	4,053
Disposals	‒	(11)	(4,280)	(121)	(4,412)
Foreign currency translation adjustment	13	93	162	19	287
Cost as at August 31, 2016	4,322	29,755	30,717	2,918	67,712
Additions	‒	794	5,562	319	6,675
Business combinations (note 3)	‒	‒	130	‒	130
Disposals	‒	‒	(2,568)	(339)	(2,907)
Foreign currency translation adjustment	200	1,402	1,733	150	3,485
Cost as at August 31, 2017	$4,522	$31,951	$35,574	$3,048	$75,095

Accumulated depreciation as at September 1, 2015	$1,142	$5,943	$24,213	$791	$32,089
Depreciation for the year	45	639	2,811	319	3,814
Disposals	‒	(11)	(4,258)	(121)	(4,390)
Foreign currency translation adjustment	5	31	136	49	221
Accumulated depreciation as at August 31, 2016	1,192	6,602	22,902	1,038	31,734
Depreciation for the year	45	403	3,162	292	3,902
Disposals	‒	‒	(2,210)	(339)	(2,549)
Foreign currency translation adjustment	58	328	1,353	137	1,876
Accumulated depreciation as at August 31, 2017	$1,295	$7,333	$25,207	$1,128	$34,963

Net carrying value as at:
August 31, 2016	$3,130	$23,153	$7,815	$1,880	$35,978
August 31, 2017	$3,227	$24,618	$10,367	$1,920	$40,132

As at August 31, 2016 and 2017, unpaid additions to property, plant and equipment amounted to $499,000 and $522,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2015	$10,521	$4,935	$492	$10,728	$26,676
Additions	147	‒	‒	313	460
Disposals	(6,414)	(4,935)	(492)	(310)	(12,151)
Foreign currency translation adjustment	48	‒	‒	112	160
Cost as at August 31, 2016	4,302	‒	‒	10,843	15,145
Additions	‒	‒	‒	912	912
Business combinations (note 3)	7,932	1,607	‒	‒	9,539
Disposals	(76)	‒	‒	(407)	(483)
Foreign currency translation adjustment	735	82	‒	553	1,370
Cost as at August 31, 2017	$12,893	$1,689	$ ‒	$11,901	$26,483

Accumulated amortization as at September 1, 2015	$7,912	$4,935	$492	$9,241	$22,580
Amortization for the year	700	‒	‒	472	1,172
Disposals	(6,414)	(4,935)	(492)	(297)	(12,138)
Foreign currency translation adjustment	109	‒	‒	31	140
Accumulated amortization as at August 31, 2016	2,307	‒	‒	9,447	11,754
Amortization for the year	2,617	167	‒	505	3,289
Disposals	(54)	‒	‒	(398)	(452)
Foreign currency translation adjustment	260	2	‒	447	709
Accumulated amortization as at August 31, 2017	$5,130	$169	$ ‒	$10,001	$15,300

Net carrying value as at:
August 31, 2016	$1,995	$ ‒	$ ‒	$1,396	$3,391
August 31, 2017	$7,763	$1,520	$ ‒	$1,900	$11,183

Remaining amortization period as at August 31, 2017	4 years	5 years	‒	5 years

Goodwill

	Years ended August 31,
	2017	2016

Balance – Beginning of year	$21,928	$21,860
Business combinations (note 3)	11,470	‒
Foreign currency translation adjustment	1,679	68
Balance – End of year	$35,077	$21,928

In the fourth quarter of fiscal 2016 and 2017, the company performed its annual goodwill impairment test for all CGUs.

Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31,
	2017	2016

EXFO CGU	$13,772	$8,663
Brix CGU	13,878	13,265
Ontology CGU (note 3)	7,427	‒
Total	$35,077	$21,928

In performing the goodwill impairment review of its CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of its CGUs, the company used a market approach, which is based on sales multiples within the range of 0.6 to 2.9 times sales, for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the company's CGU.

Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of the company's sales and operations, the company also compared the carrying amount of the EXFO CGU to the company's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix and Ontology CGUs. Based on this calculation, management calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.6 to 2.9 times range, as used in the company's market approach described above.

As the valuation techniques used by the company require the use of unobservable inputs, the recoverable amount of the company's CGUs is classified within Level 3 of the fair value hierarchy.

As at August 31, 2017, the recoverable amount for all CGUs exceeded their carrying value. The recoverable amount of EXFO CGU, Brix CGU and Ontology CGU would equal their carrying value if we assume sales multiples of 0.7, 0.6 and 2.2 times sales respectively.

10	Credit Facilities

The company has lines of credit that provide for advances of up to CA$5,800,000 (US$4,627,000) and up to US$6,000,000. The line of credit in Canadian dollars bears interest at the Canadian prime rate and the line of credit in US dollars bears interest at the US prime rate. As at August 31, 2017, an amount of CA$736,000 (US$587,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company's operations for its own selling and purchasing requirements. The company also has a line of credit that provides for advances of up to CA$6,750,000 (US$5,384,000). This line of credit bears interest at the Canadian prime rate (note 22).

In addition, the company has lines of credit totaling $26,731,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 6). As at August 31, 2017, an amount of $1,955,000 was reserved from these lines of credit.

Finally, the company has a line of credit of INR 115,385,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 6). As at August 31, 2017, an amount of INR 57,692,000 (US$900,000) was reserved from this line of credit.

Accounts receivable were pledged as collateral against all these lines of credit, which are also subject to a negative pledge whereby the company has agreed with the banks not to pledge its assets to any other party without its consent.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2017	2016

Trade	$19,002	$16,940
Salaries and social benefits	15,176	16,188
Forward exchange contracts (note 6)	‒	1,075
Other	2,598	2,971
	$36,776	$37,174

Provisions

	As at August 31,
	2017	2016

Warranty	$320	$299
Contingent liability (note 3)	1,092	‒
Restructuring charges (note 4)	2,477	‒
	$3,889	$299

12	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2023. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2017	2016

No later than 1 year	$2,176	$2,213
Later than 1 year and no later than 5 years	6,238	3,050
Later than 5 years	1,681	1,037
	$10,095	$6,300

For the years ended August 31, 2015, 2016 and 2017, rental expenses under operating leases amounted to $2,845,000, $2,728,000 and $2,945,000 respectively.

The company also entered into license agreements for certain intellectual property which expire at various dates through 2022:

	As at August 31,
	2017	2016

No later than 1 year	$1,264	$1,124
Later than 1 year and no later than 5 years	1,450	826
	$2,714	$1,950

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

13	Share Capital

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

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2014	31,643,000	$1	28,703,750	$111,490	$111,491

Redemption of restricted share units (note 15)	‒	–	229,559	–	–
Redemption of deferred share units (note 15)	‒	–	48,697	–	–
Redemption of share capital	‒	–	(6,889,972)	(26,827)	(26,827)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,381	1,381

Balance as at August 31, 2015	31,643,000	1	22,092,034	86,044	86,045

Redemption of restricted share units (note 15)	–	–	277,805	–	–
Redemption of deferred share units (note 15)	–	–	653	–	–
Redemption of share capital	–	–	(452,550)	(1,768)	(1,768)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,239	1,239

Balance as at August 31, 2016	31,643,000	1	21,917,942	85,515	85,516

Issuance of share capital (note 3)	–	–	793,070	3,490	3,490
Redemption of restricted share units (note 15)	–	–	327,859	–	–
Redemption of deferred share units (note 15)	–	–	29,906	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,405	1,405

Balance as at August 31, 2017	31,643,000	$1	23,068,777	$90,410	$90,411

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

b)
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

c)
On March 29, 2016, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of the issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on April 1, 2016, and ended on March 31, 2017. All share repurchased under that bid were cancelled.

14	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2014	$(10,668)	$409	$(10,259)
Foreign currency translation adjustment	(39,175)	–	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	(2,571)	(2,571)

Balance as at August 31, 2015	(49,843)	(2,162)	(52,005)
Foreign currency translation adjustment	707	‒	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	2,724	2,724

Balance as at August 31, 2016	(49,136)	562	(48,574)
Foreign currency translation adjustment	8,262	‒	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	1,347	1,347

Balance as at August 31, 2017	$(40,874)	$1,909	$(38,965)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2015, 2016 and 2017:

	Years ended August 31,
	2017	2016	2015

Stock-based compensation costs arising from equity-settled awards	$1,439	$1,394	$1,323
Stock-based compensation costs arising from cash-settled awards	38	(16)	(28)
	$1,477	$1,378	$1,295

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

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2017, the company had no outstanding or exercisable stock options.

The following table summarizes stock option activity for the years ended August 31, 2015 and 2016 (no activities in 2017):

	Years ended August 31,
	2016		2015
	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)
Outstanding – Beginning of year	17,099	$6	87,454	$6
Forfeited	–	–	(2,000)	6
Expired	(17,099)	6	(68,355)	6
Outstanding – End of year	–	$–	17,099	$6
Exercisable – End of year	–	$–	17,099	$6

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

The following table summarizes RSU activity for the years ended August 31, 2015, 2016 and 2017:

	Years ended August 31,
	2017	2016	2015

Outstanding – Beginning of year	1,551,555	1,299,958	1,225,135
Granted	527,143	572,008	409,521
Redeemed	(327,859)	(277,805)	(229,559)
Forfeited	(139,509)	(42,606)	(105,139)
Outstanding – End of year	1,611,330	1,551,555	1,299,958

None of the RSUs outstanding as at August 31, 2016 and 2017 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2015, 2016 and 2017 amounted to $3.63, $3.23 and $4.54 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2015, 2016 and 2017, was $3.60, $3.03 and $4.55 respectively.

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

The following table summarizes DSU activity for the years ended August 31, 2015, 2016 and 2017:

	Years ended August 31,
	2017	2016	2015

Outstanding – Beginning of year	159,127	114,810	117,701
Granted	45,058	44,970	45,806
Redeemed	(29,906)	(653)	(48,697)
Outstanding – End of year	174,279	159,127	114,810

As at August 31, 2016 and 2017, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2015, 2016 and 2017, amounted to $3.38, $3.33 and $4.53 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2015, 2016 and 2017, was $3.49, $3.04 and $5.02 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity for the years ended August 31, 2015, 2016 and 2017:

	Years ended August 31,
	2017		2016		2015
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding – Beginning of year	33,500	$1	42,324	$1	39,874	$2
Granted	7,900	–	7,800	–	6,150	–
Exercised	(14,104)	2	(12,927)	5	(500)	6
Expired	–	–	(1,500)	7	(2,000)	5
Forfeited	–	–	(2,197)	–	(1,200)	6
Outstanding – End of year	27,296	$1	33,500	$1	42,324	$1
Exercisable – End of year	4,721	$3	14,000	$3	22,924	$3
The liability arising from stock appreciation rights as at August 31, 2016 and 2017 amounted to $76,000 and $115,000 respectively and is recorded in accounts payable and accrued liabilities in the consolidated balance sheets.

The following table summarizes information about outstanding stock appreciation rights as at August 31, 2017:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$–	22,575	8 years	–
$2.36	2,721	1 year	2,721
$3.74	1,500	2 years	1,500
$6.28	500	–	500
	27,296	7 years	4,721

16	Related-Party Disclosures

Ultimate controlling shareholder

Mr. Germain Lamonde, the company's Executive Chairman, is the company's ultimate controlling shareholder.

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

Compensation of key management personnel

	Years ended August 31,
	2017	2016	2015

Salaries and short-term employee benefits	$3,715	$3,701	$3,025
Stock-based compensation costs	775	826	617
	$4,490	$4,527	$3,642

Key management personnel includes senior management and directors.

17	Statements of Earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2017	2016	2015

Gross research and development expenses	$53,124	$47,875	$50,148
Research and development tax credits and grants	(5,956)	(5,188)	(6,145)
Net research and development expenses for the year	$47,168	$42,687	$44,003

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2017	2016	2015

Cost of sales
Depreciation of property, plant and equipment	$1,522	$1,290	$1,519
Amortization of intangible assets	2,652	702	1,540
	4,174	1,992	3,059

Selling and administrative expenses
Depreciation of property, plant and equipment	530	501	524
Amortization of intangible assets	251	75	790
	781	576	1,314

Net research and development expenses
Depreciation of property, plant and equipment	1,850	2,023	2,792
Amortization of intangible assets	386	395	553
	2,236	2,418	3,345
	$7,191	$4,986	$7,718

Depreciation of property, plant and equipment	$3,902	$3,814	$4,835
Amortization of intangible assets	3,289	1,172	2,883
Total depreciation and amortization expenses for the year	$7,191	$4,986	$7,718

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2017	2016	2015

Salaries and benefits	$115,832	$112,569	$114,868
Restructuring charges	3,509	‒	1,637
Stock-based compensation costs	1,414	1,378	1,295
Total employee compensation for the year	$120,755	$113,947	$117,800

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2017	2016	2015

Cost of sales	$1,697	$ ‒	$290
Selling and administrative expenses	1,150	‒	586
Net research and development costs	2,232	‒	761
Total restructuring charges for the year	$5,079	$ ‒	$1,637

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2017	2016	2015

Cost of sales	$121	$107	$159
Selling and administrative expenses	1,052	972	791
Net research and development expenses	304	299	345
Total stock-based compensation costs for the year	$1,477	$1,378	$1,295

18	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which funds Finnish companies' high technology research and innovations. The company's eligible research and development projects must be pre-approved by TEKES, and the grant is subject to certain conditions. In the event that a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2017, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the consolidated statements of earnings. For the years ended August 31, 2015, 2016 and 2017, the company recorded $919,000, $299,000 and $146,000 respectively, under that program in the consolidated statements of earnings.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees' contributions up to a maximum of 4% of an employee's gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2015, 2016 and 2017, amounted to $1,492,000, $1,374,000 and $1,571,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2015, 2016 and 2017, the company recorded cash contributions and expenses totaling $628,000, $622,000 and $630,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2017	2016	2015

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$2,014	$4,499	$2,671

Increase (decrease) due to:
Foreign income/loss taxed at different rates	(900)	(1,025)	482
Non-deductible loss (non-taxable income)	(245)	5	2,540
Non-deductible expenses	981	411	664
Change in tax rates	(10)	‒	‒
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	176	566	(3,641)
Utilization of previously unrecognized deferred income tax assets	(46)	‒	‒
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,659	3,702	2,556
Other	(21)	(394)	(236)
Income tax provision for the year	$6,608	$7,764	$5,036

	Years ended August 31,
	2017	2016	2015

The income tax provision consists of the following:

Current
Current income taxes	$5,554	$6,186	$4,633

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(3,605)	(2,124)	(2,153)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	4,659	3,702	2,556
	1,054	1,578	403
Income tax provision for the year	$6,608	$7,764	$5,036

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2017	2016

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$3,361	$4,224
Deferred income tax assets recoverable after 12 months	3,194	4,016
	6,555	8,240

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	499	645
Deferred income tax liabilities payable after 12 months	2,617	2,212
	3,116	2,857
Deferred income tax assets net	$3,439	$5,383

The changes in deferred income tax assets and liabilities for the year ended August 31, 2016 are as follows:

	Balance as at September 1, 2015	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2016

Deferred income tax assets
Long-lived assets	$2,849	$(595)	$ ‒	$1	$2,255
Provisions and accruals	5,024	177	(935)	(20)	4,246
Deferred revenue	1,308	1,015	‒	7	2,330
Research and development expenses	2,240	112	‒	9	2,361
Losses carried forward	6,551	(1,951)	‒	(2)	4,598

Deferred income tax liabilities
Research and development tax credits	(10,037)	(336)	‒	(34)	(10,407)
Total	$7,935	$(1,578)	$(935)	$(39)	$5,383

Classified as follows:
Deferred income tax assets	$9,459				$8,240
Deferred income tax liabilities	(1,524)				(2,857)
	$7,935				$5,383

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2017 are as follows:

	Balance as at September 1, 2016	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Business combinations	Foreign currency translation adjustment	Balance as at August 31, 2017

Deferred income tax assets
Long-lived assets	$2,255	$(240)	$ ‒	$(279)	$66	$1,802
Provisions and accruals	4,246	(89)	(479)	‒	94	3,772
Deferred revenue	2,330	486	‒	‒	74	2,890
Research and development expenses	2,361	248	‒	‒	122	2,731
Losses carried forward	4,598	(1,470)	‒	1,059	54	4,241

Deferred income tax liabilities
Long-lived assets	‒	111	‒	(1,059)	(54)	(1,002)
Research and development tax credits	(10,407)	(100)	‒	‒	(488)	(10,995)
Total	$5,383	$(1,054)	$(479)	$(279)	$(132)	$3,439

Classified as follows:
Deferred income tax assets	$8,240					$6,555
Deferred income tax liabilities	(2,857)					(3,116)
	$5,383					$3,439

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses are as follows:

	As at August 31,
	2017	2016

Temporary deductible differences	$2,271	$1,676
Losses carried forward	43,670	38,287
	$45,941	$39,963

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2017, the year of expiry of operating losses for which no deferred income tax assets were recognized in the consolidated balance sheet are as follows, presented by tax jurisdiction:

Year of expiry	Finland	United States	United Kingdom

2018	$444	$741	$ ‒
2019	‒	3,470	‒
2020	7,848	7,991	‒
2021	6,799	2,211	‒
2022	11,788	7,435	‒
2023	7,637	1,972	‒
2024	5,896	1,351	‒
2025	7,350	1,351	‒
2026	251	1,351	‒
2027	2,035	1,351	‒
2028	‒	2,447	‒
2030	‒	2,713	‒
2031	‒	109	‒
2033	‒	4,681	‒
2034	‒	4,851	‒
2035	‒	2,616	‒
2036	‒	8,501	‒
2037	‒	8,988	‒
Indefinite	‒	‒	3,737
	$50,048	$64,130	$3,737

Furthermore, as at August 31, 2017, the company had available capital losses in Canada amounting to $53,396,000 (CA$66,937,000) at the federal level and $56,696,000 (CA$71,074,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2017, non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $40,501,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $262,000,000 (CA$328,000,000) in pre-tax earnings at the Canadian federal level and approximately $12,000,000 at the Canadian provincial level. In order to generate $262,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 15 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 2%, which the company believes is probable. The company's non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2017, the company had deferred income tax assets in the consolidated balance sheet in the amount of $3,239,000 for operating losses in the United States. In order to recover these deferred income tax assets, the company needs to generate approximately $9,500,000 in pre-tax earnings at the United States level, and in order to do so over the estimated recovery period of three years, the company must generate a pre-tax earnings CAGR of 2%, which the company believes is probable. The company's operating losses in the United States can be carried forward over a twenty-year period.

As at August 31, 2017, no income taxes were recognized on taxable temporary differences of $17,006,000; such taxes would be payable on the unremitted earnings of certain of the company's subsidiaries, as the company has determined that:

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

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2017	2016	2015

Basic weighted average number of shares outstanding (000's)	54,423	53,863	56,804
Plus dilutive effect of (000's):
Restricted share units	979	675	549
Deferred share units	153	131	104
Diluted weighted average number of shares outstanding (000's)	55,555	54,669	57,457

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000's)	‒	75	57

21	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2017	2016	2015

Products	$213,653	$205,371	$193,427
Services	29,648	27,212	28,662
	$243,301	$232,583	$222,089

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2017	2016	2015

United States	$97,186	$95,388	$82,227
Canada	22,586	18,027	19,722
Other	14,951	14,129	17,547
Americas	134,723	127,544	119,496

Europe, Middle-East and Africa	62,101	57,172	57,274

China	22,312	25,281	21,526
Other	24,165	22,586	23,793
Asia-Pacific	46,477	47,867	45,319
	$243,301	$232,583	$222,089

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2017			As at August 31, 2016

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$29,417	$4,643	$3,890	$27,048	$1,330	$–
United States	2,031	1,072	14,696	1,174	1,637	13,265
Finland	441	316	9,064	572	354	8,663
United Kingdom	915	5,093	7,427	797	–	–
India	4,000	27	–	3,602	37	–
China	3,227	32	–	2,657	33	–
Other	101	–	–	128	–	–
	$40,132	$11,183	$35,077	$35,978	$3,391	$21,928

22	Subsequent Events

Business combinations

Astellia SA

On September 8, 2017, the company acquired a 33.1% interest in Astellia SA ("Astellia"), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and develop revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The cost of this investment amounted to €8,568,000 (US$10,311,000), which was settled in cash on September 8, 2017.

On October 10, 2017, the company reached an agreement with Astellia to acquire Astellia's remaining shares at a share price of €10, for total consideration of €17,312,010 (approximately US$20,000,000) by way of a public tender offer. The public offering will open in late calendar 2017 or early 2018, subject to the approval of French foreign investment authorities and permission from l'Autorité des marchés financiers. If the public tender offering is successful, the settlement of the acquisition is expected to take place early in calendar 2018.

Yenista Optics S.A.S.

On October 2, 2017, the company acquired all issued and outstanding shares of Yenista Optics S.A.S. (Yenista), a privately held company located in France, a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9,400,000 (US$11,100,000) and consisted of €8,300,000 (US$9,700,000) in cash, net of Yenista's cash of €1,100,000 (US$1,400,000) at the acquisition date. This acquisition will be accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred will be allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business will be included in the consolidated financial statements of the company starting October 2, 2017, being the acquisition date.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Other

Credit facilities

On October 25, 2017, the company modified certain credit facilities whereby existing lines of credits, that provided advances up to CA$4,800,000 (US$3,829,000) and up to US$6,000,000 for operating purposes, were cancelled and replaced by a credit facility of CA$28,929,000 (US$23,077,000) mainly for the acquisition of the remaining shares of Astellia under the public tender offer. This credit facility bears interest at the Canadian prime rate and is secured by a movable mortgage of CA$65,000,000 (US$51,851,000) over the universality of the company's Canadian movable assets, present and future (note 10).