Form 20-F
period 2018-08-31
EXFO INC.
filed 2018-11-27
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2018; or

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

None
(Title of Class)

As of August 31, 2018, the registrant had 23,472,995 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

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
Item 15    Controls and Procedures
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
Item 17.    Financial Statements
Item 18.    Financial Statements
Item 19.    Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel.  Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2016, 2017 and 2018 and the consolidated balance sheets data as at August 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report on Form 20-F. Consolidated statement of earnings data for the years ended August 31, 2014 and 2015 and consolidated balance sheets data as at August 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

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

	Years ended August 31,
	2018	2017	2016	2015	2014
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$269,546	$243,301	$232,583	$222,089	$230,806

Cost of sales (1)	105,004	94,329	87,066	85,039	86,836
Selling and administrative (2)	98,794	86,256	82,169	82,200	86,429
Net research and development	57,154	47,168	42,687	44,003	44,846
Depreciation of property, plant and equipment	5,444	3,902	3,814	4,835	4,995
Amortization of intangible assets	10,327	3,289	1,172	2,883	4,398
Changes in fair value of cash contingent consideration	(670)	(383)	─	─	─
Interest and other (income) expense	1,378	303	(828)	(155)	(326)
Foreign exchange (gain) loss	(1,309)	978	(161)	(7,212)	(1,634)
Unusual charge (2)	─	─	─	603	720
Share in net loss of an associate	2,080	─	─	─	─
Gain on deemed disposal of the investment in an associate	(2,080)	─	─	─	─
Earnings (loss) before income taxes	(6,576)	7,459	16,664	9,893	4,542
Income taxes	5,678	6,608	7,764	5,036	4,286
Net earnings (loss) for the year	(12,254)	851	8,900	4,857	256
Net loss for the year attributable to non-controlling interest	(352)	─	─	─	─
Net earnings (loss) for the year attributable to parent interest	$(11,902)	$851	$8,900	$4,857	$256
Basic net earnings (loss) attributable to parent interest per share	$(0.22)	$0.02	$0.17	$0.09	$0.00
Diluted net earnings (loss) attributable to parent interest per share	$(0.22)	$0.02	$0.16	$0.08	$0.00
Basic weighted average number of shares used in per share calculations (000's)	54,998	54,423	53,863	56,804	60,329
Diluted weighted average number of shares used in per share calculations (000's)	54,998	55,555	54,669	57,457	61,015
Other Consolidated Statements of Earnings Data:
Gross research and development	$65,243	$53,124	$47,875	$50,148	$52,423
Net research and development	$57,154	$47,168	$42,687	$44,003	$44,846

	As at August 31,
	2018	2017	2016	2015	2014
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$12,758	$38,435	$43,208	$25,864	$54,121
Short-term investments	2,282	775	4,087	1,487	5,726
Total assets	284,544	259,241	237,793	217,478	276,948
Long-term debt (excluding current portion)	5,907	─	─	─	─
Share capital	91,937	90,411	85,516	86,045	111,491
Shareholders' equity	$177,921	$196,790	$181,401	$169,227	$230,287

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Selling and administrative is exclusive of unusual charge, shown separately, which represents bad debt expenses.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business may be adversely affected by unfavorable general economic and market conditions.

Our business is subject to general global and regional economic conditions, particularly those in the communications test, monitoring and analytics markets. In the past, our operating results were adversely affected by unfavorable economic conditions and reduced or delayed capital spending in the Americas, Europe, Middle East and Africa (EMEA) as well as Asia-Pacific regions.

Global and regional economic conditions continue to be volatile and uncertain. If global and/or regional economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material adverse effects on our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, monitoring and analytics solutions and, therefore, demand for our products could decline and adversely impact our revenue. Adverse economic and/or market conditions could also result in, among other things:

•	difficulty in forecasting, budgeting and planning due to the uncertain spending plans of current or prospective customers;
•	increased competition for fewer network projects and sales opportunities;
•	increased pricing pressure that may adversely affect revenue and gross margin;
•	higher cost structure compared to revenue level;
•	increased risk of charges related to excess and obsolete inventories, write-offs of deferred tax assets and tax credits, and impairment of intangible assets and goodwill;
•	customers' financial difficulties and increased difficulty in collecting accounts receivable;
•	additional restructuring costs; and
•	increased protectionism or international trade barriers.

These effects, as well as other unforeseeable effects, are difficult to forecast and mitigate. As a result, we may experience material adverse effects on our business, operating results, financial condition, and stock price.

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

We are also exposed to a currency risk in terms of operating results for any fluctuation in the exchange rate between the Canadian dollar, on one hand, and the US dollar, euro, British Pound and other currencies on the other. In fact, the majority of our revenues are denominated in US dollars, euros and British Pounds, but a significant portion of our cost of sales, operating expenses and capital expenditures are denominated in Canadian dollars, US dollars, euros and other currencies such as British Pounds, Rupees (India) and Renminbis (China). Even though we partially manage our exposure to currency risks with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian Rupees) and even though some of our operating expenses are denominated in currencies other than the Canadian dollar, namely the US dollar, euro and British Pound, we remain exposed to fluctuations in the exchange rates between the Canadian dollar, on one hand, and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US-Canadian dollar forward exchange contracts, could result in increased expenses reported in US dollars or foreign exchange losses and have a material adverse effect on our operating results.

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

The market for our business activity ─ namely designing, manufacturing, marketing and selling test, monitoring and analytics solutions for communications service providers, data center, cloud and web-scale operators as well as network equipment manufacturers ─ is rapidly evolving and is marked by intense competition, consolidation and technical innovation. We anticipate the pace of change to remain high or even accelerate for our targeted markets in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for communications test, monitoring and analytics solutions evolve in response to technical innovations and economic conditions.

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), and Viavi Solutions, as well as other players such as AFL Noyes, Deviser Instruments, Keysight (IXIA), Kingfisher International, Shineway Tech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the monitoring and analytics side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), Netrounds, NetScout Systems, Inc., Polystar, Radcom, Spirent Communications plc, and Viavi Solutions.

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

We intend to carefully seek businesses through acquisitions and alliances, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. For example, we made two acquisitions in fiscal 2018, namely Yenista Optics and Astellia. However, we may not be able to make beneficial transactions or a sufficient number of them in the future to meet our strategic goals. Our competitors may be in a better position to acquire the same businesses, products and technologies that we want to acquire. Our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may also affect our ability to complete such an acquisition. Acquisitions or alliances could also distract management's attention from our day-to-day business and operations. In the event of any future acquisition or strategic alliance, we could, among other things:

•	issue shares that would dilute individual shareholder percentage ownership;
•	incur additional debt, be subject to additional debt covenants, and incur additional interest expense;
•	assume liabilities and commitments;
•	incur significant expenses related to acquisition costs;
•	incur significant expenses related to amortization of additional intangible assets;
•	incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
•	incur losses from operations.

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

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded, and our operating results may be affected.

For the fiscal year ended August 31, 2018, customers outside of Canada accounted for 93.2% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international communications service providers, web-scale operators and network equipment manufacturers, and operate adequate after-sales support internationally.

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
•
our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations, including the recently signed United States, Mexico and Canada Agreement (formerly NAFTA) and bilateral trade agreements between countries;

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

In addition to research and development centers in Quebec City, Canada, Montreal, Canada, Oulu, Finland, Rennes, France, Lannion, France and Valencia, Spain, we maintain a software development center in Pune, India. We also manufacture products at our wholly-owned production facility in Shenzhen, China.

Over the years, we have significantly increased our software development and manufacturing activities in India and China, respectively. There is no assurance that our reliance on software development resources in India and manufacturing personnel in China will enable us to maintain our cost structure at current levels, achieve additional cost savings, or generate greater resource efficiency. Furthermore, our software development and manufacturing efforts abroad involve significant risks in addition to the ones disclosed in other risk factors:

•	difficulty in hiring and retaining appropriate engineering and manufacturing resources due to intense competition for such resources and resulting wage inflation;
•	exposure to misappropriation of intellectual property and proprietary information;
•	heightened exposure to changes in the economic, regulatory, security, and political conditions of these countries;

•	fluctuations in currency exchange rates;
•	changes in tax laws and regulations in India and China, including transfer pricing policies;
•	cash management and repatriation of profit; and
•	high inflation rates which could increase our operating costs and render these operations too expensive.

If we are unable to adapt to current and future changes in technology or if we are unable to introduce new and enhanced products on a timely basis, our products may become obsolete, which could prevent us from achieving our growth strategy and adversely affect our operating results.

The markets that we serve are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. For example, we are gradually transforming ourselves from a supplier of dedicated test instruments into a supplier of software-intensive monitoring and analytics solutions to meet the emerging needs of communications service providers, who are seeking to virtualize their networks in preparation for the 5G mobility cycle. While we are devoting substantial resources to meet these needs, this trend may result in lower demand for our hardware test equipment. Additionally, barriers to entry are generally lower for such software-based solutions, which may lead to increased competition for our products and services. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could cause us to incur significant impairment losses of goodwill and/or losses from operations. Consequently, this could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including, among other things, our ability to:

•	properly identify and anticipate customer needs;
•	innovate and develop new products on a timely basis;
•	gain timely market acceptance for new products;
•	manufacture and deliver our new products on time, in sufficient volume and with adequate quality;
•	price our products competitively;
•	continue investing in our research and development programs;
•	anticipate competitors' announcements of new products; and
•	successfully transform the company into an end-to-end monitoring and analytics supplier.

Failure to do the above could be exploited by our competitors. If we lose market share due to lapses in our product development, our business would suffer.

We have faced pricing pressure on our existing products and expect this pressure will continue. If we do not continue to lower our manufacturing costs or introduce new products with higher margins, our gross margin may decrease, and our operating results may be adversely affected.

Increased competition in the communications test, monitoring and analytics markets, along with consolidation among competitors and customers, will likely result in ongoing downward pressure on average selling prices. For example, some of our customers have been subject to consolidation and could obtain products from a vendor other than us or demand more favorable terms and conditions from us. This, in turn, may negatively affect our gross margin. In addition, some customers may merge with or acquire our competitors and discontinue their relationships with us. Pricing pressure can result from a number of factors such as, among other things:

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

As pricing pressure will likely continue to affect our existing products, we may have to increase the number of units sold to maintain our existing sales levels. If we are unable to increase our sales levels, lower our manufacturing costs, or introduce new products with higher margins, our gross margin may decline, and our operating results may suffer.

Our products may have unforeseen defects, offer substandard technical specifications or fail to deliver the key features that customers want, all of which could harm our reputation, impede market acceptance of our products and negatively impact our business, results of operations and financial condition.

Given their complexity, our products may contain undetected software or hardware defects, inaccurate calibration or compatibility problems, or regulatory compliance issues, particularly when they are first introduced or when new versions are released. Our new products could also be substandard in terms of technical specifications or fail to deliver the key features that customers want. There can be no assurance that, despite our testing and diligent efforts, defects will not be found in new products after they have been fully deployed and operated under peak stress conditions, or that customized products will meet customer sign-off acceptance requirements. If we are unable to fix defects or other problems or meet customized requirements, we could experience, among other things:

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2018, our records indicate that we held the following portfolio of utility patents: 94 active granted US patents, 107 granted or validated patents in countries of the European Union and 48 patents in other jurisdictions. In addition, we have 27 utility patent applications (including provisional applications) pending in the US, 18 patent applications at the European Patent Office and 22 applications in other countries. The expiration dates of our active issued patents range from 2019 to 2036, with no significant active patent expiring in the near future.

Our records also indicate that, as of August 31, 2018, we held 31 active granted design patents, as well as 4 pending design patent applications, in the United States, Europe, China and other jurisdictions.

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

We also could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. Moreover, we cannot assure you that our internal processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished in a timely manner, to allow third parties to use our products at no charge under the terms of that open source software license, or to make generally available, in source code form, our proprietary software, any of which could adversely affect our business, operating results, and financial condition.

Our quarterly revenues and operating results are subject to significant fluctuations and you should not rely on them as an indication of our future performance.

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future. Given that orders for our monitoring and analytics solutions vary in size and complexity and in certain instances require customer acceptance before revenue recognition occurs, our sales may fluctuate significantly on a quarterly basis. This risk has been amplified with the closing of the Astellia acquisition in February 2018. As well, many of our deals involve lengthy sales cycles, contract negotiations, professional services, as well as extensive product testing, installation, laboratory or network certification, including network-specific or region-specific processes. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders.

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

•	fluctuating demand for test, monitoring and analytics solutions;
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

We depend on a single supplier or a limited number of suppliers for several parts used to manufacture our products for which alternative sources may not be readily available. In addition, all of our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. Our reliance on a single source or limited number of suppliers could result in increased costs, delivery problems, reduced control over product pricing and quality and could require us to stockpile critical parts. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic and mechanical parts, is lengthy and would consume a substantial amount of time from our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on acceptable terms. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would make our products less competitive and result in lower margins.

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

We must also provide significant training for our employees due to the highly specialized nature of the communications test, monitoring and analytics markets. The knowledge base of our current personnel may be inadequate, or we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require – especially employees with significant experience and expertise in international business development, product management, sales, engineering and operations – may be difficult to find. Once trained, our employees may leave the organization or be hired by our competitors and reveal highly sensitive information to them.

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

Our operating results reflect substantial benefits from programs sponsored by governments for the support of research and development activities conducted in Canada, France, and Finland. In fiscal 2018, our R&D tax credits and grants, as a percentage of gross R&D expenses, increased year-over-year with the acquisitions of France-based Astellia (seven-month contribution) and Yenista Optics (11-month contribution). Altogether, research and development tax credits and grants represented 12.4% of our gross research and development expenses for the year ended August 31, 2018.

If changes in laws or government policies terminate or adversely modify the Canadian, French or Finnish government programs, under which we receive our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities.

In addition, to the extent that we may increase our research and development activities in India, or potentially acquire new companies, our increased R&D activities may not be eligible for these programs. If we were required to decrease our research and development activities or were unable to benefit from other tax credits and grants, this could have a material adverse effect on our business, results of operations and financial condition.

Changes in our effective tax rate or adverse outcomes resulting from tax audits, including international inter-company transfer price audits, may have an adverse impact on our results.

As an international corporation, we are subject to taxation in the various jurisdictions in which we conduct business. Significant judgment is required in the determination of our worldwide provision for income taxes and this determination requires the interpretation and application of complex tax laws and regulations. Our global effective tax rate may be adversely impacted by the level of earnings, by changes in the mix of earnings/losses among companies and countries which may have different statutory tax rates, by the write-off of our deferred tax assets, by the intercompany transfer price used and by changes in tax rules and regulations. We are also subject to income tax and transfer pricing audits in the respective jurisdictions in which we conduct business. We regularly assess the likelihood of adverse outcomes resulting from these audits and review the adequacy of our provisions for income taxes. There can be no assurance that the outcomes of these tax audits will not result in liabilities in excess of our provisions, which could have an adverse impact on our results and financial condition.

Our current principal stockholder has effective control over our company.

As of November 1, 2018, Germain Lamonde, our Executive Chairman of the Board, held 94.11% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2018, we held $15.0 million in cash and short-term investments, while total debt and bank loan reached $19.5 million. We also had revolving credit facilities of $52.7 million available to us as at August 31, 2018.

We may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, access to credit facilities, our operating performance, as well as current debt level. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted, or new investors could obtain terms more favorable than previous investors. If we raise funds through debt financing, we could incur significant borrowing costs and be required to meet restrictive debt covenants. If we are unable to raise additional funds when needed or at terms satisfactory to us, our ability to operate and grow our business could be impeded.

We continue to realign our cost structure to current and anticipated future market conditions.

We implemented restructuring plans in fiscal 2018 and 2017 to realign our cost structure to current and anticipated future market conditions. Delays in the implementation of anticipated workforce reductions in highly regulated locations outside of Canada and the US could materially impair our ability to achieve expected cost reductions or may disrupt our business. We may also fail to meet operational targets due to the loss of key employees. In addition, the anticipated cost savings and other benefits that we hope to achieve from these actions are based on many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business and results of operations could be adversely affected.

We have outstanding indebtedness and may incur additional indebtedness in the future, which could adversely affect our financial condition, liquidity and results of operations.

We currently have outstanding indebtedness as well as availability to incur additional indebtedness under revolving credit facilities. We may borrow additional amounts in the future and use the proceeds from any future borrowing for general corporate purposes, future acquisitions, capital expenditures, expansion of our business or repurchases of our outstanding subordinate voting shares. Our incurrence of this debt, and increases in our aggregate levels of debt, may adversely affect our operating results and financial condition by, among other things:

•	requiring a portion of our cash flows from operations to make interest payments on this debt;
•	increasing our vulnerability to general adverse economic and industry conditions;
•	reducing cash flows available to fund capital expenditures and other corporate purposes and to grow our business; and
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry.

Our current revolving credit facilities and bank loan imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

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

The enactment of new privacy laws and regulations in the jurisdictions in which we do business could require significant company resources or limit the way our customers can use our products.
The enactment of new federal, provincial, or foreign data privacy laws and regulations could prevent customers from taking advantage of all the features or capabilities of our products which, in turn, could reduce demand for certain of our products. In addition, changes in international privacy laws have required an adjustment to some of our internal processes and significant resources in the past, and future changes could require similar efforts and resources with regard to compliance. The adoption of or changes to any such data privacy laws and regulations could affect demand for our products, increase the cost of selling our products and divert time and attention of our management, all of which could have a material and adverse effect on our financial condition and results of operations. For example, the European Union (EU) data protection law, the General Data Protection Regulation (GDPR), which became effective in May 2018, is wide-ranging in scope. To adapt to these new requirements, we have invested resources necessary to enhance our policies and controls across our business units and services, relating to how we collect and use personal data from customers and employees and how vendors handle personal data we provide to them. We will also evaluate the potential impact of the Canadian "Digital Privacy Act" and the "People's Republic of China Network Security Law" that were implemented on November 1, 2018, and June 1, 2017, respectively, as well as that of the "California Consumer Privacy Act" coming into effect on January 1, 2020. Going forward, we expect that the international transfer of personal data will present ongoing compliance challenges and complicate our business transactions as we negotiate and implement suitable arrangements with international customers as well as international and domestic vendors.

Compliance with SEC rules relating to "conflict minerals" may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in components and/or products we contract to manufacture may contain such "conflict minerals".

The SEC adopted disclosure requirements under Section 1502 of the Dodd-Frank Act, regarding the source of certain conflict minerals for issuers for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer, which are mined from the Democratic Republic of Congo ("DRC") and adjoining countries. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as "3TG." Because we use components which contain tin, tantalum, tungsten or gold, the SEC rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the DRC or an adjoining country (collectively referred to as "covered countries") and, depending on the results of such inquiry, to perform further supply chain due diligence on the source and chain of custody of those minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Our material sourcing is broad based and multi-tiered, and we may not be able to easily verify the origins for all metals used in our products. As a result, the costs of the aforementioned diligence efforts by us and by our suppliers could be significant. In addition, disclosures by us mandated by the rules which are perceived by the market to be "negative" may cause customers to refuse to purchase our products. We are unable to assess the cost of continuing compliance with this rule, and there can be no assurance that the cost will not have an adverse effect on our business, financial condition or results of operations.

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

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this "Risk Factors" section. Our stock price will fluctuate based on our financial performance and growth expectations. It can also be affected by public announcements from our competitors and our customers in the communications industry. In addition, turmoil in credit markets and in the broader economy can contribute to share price and volume fluctuations in global stock markets. During fiscal 2018, our closing stock price on NASDAQ ranged from a high of $4.70 per share to a low of $3.20 per share. These aforementioned factors, including volatility often unrelated to the operating performance of our company, may materially affect our stock price in the future.

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

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2017 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On September 8, 2017, we acquired a 33.1% interest in Astellia, a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence-enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8.6 million (US$10.3 million).

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17.3 million (US$21.4 million) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, we acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1.9 million (US$2.2 million), which brought our investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, we acquired an additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12.5 million (US$15.5 million), which brought our investment in Astellia to 88.4%, and provided us with control over Astellia.

We re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, we acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2.3 million (US$2.8 million), which brought our investment in Astellia to 97.3%.

Finally, on February 28, 2018, we entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total consideration of €0.7 million (US$0.8 million). The binding terms of the squeeze-out process gave us control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date we controlled 100% of Astellia's shares.

The fair value of the total consideration for all shares of Astellia amounted to €25.9 million (US$32.1 million) and consisted of €21.1 million (US$26.2 million), net of Astellia's cash of €4.8 million (US$5.9 million) at the date of acquisition of control.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S., renamed EXFO Optics Inc. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.1 million (US$9.5 million) in cash, net of EXFO Optics' cash of €1.3 million (US$1.5 million) at the acquisition date.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4.8 million (US$3.7 million) and up to US$6.0 million for operating purposes were cancelled and replaced with a credit facility of CA$28.9 million (US$22.2 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

In addition, on December 21, 2017, we cancelled and replaced this renewed credit facility (that provided advances up to CA$28.9 million (US$22.2 million)), with new revolving credit facilities of up to CA$70.0 million (US$53.6 million) and US$9.0 million. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. As at August 31, 2018, an amount of $11.8 million was drawn from these credit facilities for bank loan and credit facilities.

On August 21, 2018, we announced a restructuring plan to accelerate the integration of our newly acquired monitoring and analytics technologies from Astellia and simplify our cost structure and optimize resources as we converge toward fewer sites and reduce our workforce.

In September 2018, as part of our fiscal 2018 restructuring plan and the shutdown of our operations in Toronto, Canada, we entered into a binding agreement to sell one of our buildings for net proceeds of $3.3 million. The transfer of ownership is expected to occur in the second quarter of fiscal 2019 and will result in a pre-tax gain of $1.9 million that will be recorded in our consolidated statement of earnings for that quarter.

B.	Business Overview

We provide communications service providers (CSPs) as well as data center, cloud and web-scale operators with test, monitoring and analytics solutions to ensure the smooth deployment, maintenance and management of next-generation networks. We have also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. We believe that our key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver superior network performance, service reliability and subscriber insights. We are number one in optical testing in terms of global market share and are among the top five suppliers of monitoring and analytics solutions for the communications industry worldwide.

We believe that our unique blend of hardware equipment, software and services accelerates digital transformations related to fixed and mobile network deployments. More specifically, we target high-growth market opportunities that enable customers to increase bandwidth capacity and improve quality of experience on network infrastructures: 5G and Internet of Things (IoT), 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 400G and 100G network upgrades as well as fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in the communications test, monitoring and analytics markets through acquisitions of transport and datacom, copper/xDSL and wireless test companies, an IP service assurance business, an analytics software company, radio frequency (RF) test technologies for fiber-based radio access networks (RANs), automated network topology discovery software, optical test equipment for lab and research applications, as well as performance analysis solutions for mobile networks and subscriber experience.

We launched seven major products in fiscal 2018. New product introductions included a compact 400G test solution for network equipment manufacturers, carrier labs and data centers. We also introduced SkyRAN, a remote access monitoring solution for fiber-based fronthaul networks. Developed in collaboration with tier-1 mobile network operators, SkyRAN provides real-time, on-demand testing and 24/7 monitoring of optical networks and the radio frequency spectrum. Other key product introductions included EX1, a multipurpose test solution for validating bandwidth speeds up to full line rate Gigabit Ethernet and for monitoring quality of experience at customer premises; an optical spectrum analyzer delivering in-service optical signal-to-noise ratio (OSNR) measurements for high-speed networks; and an automated network troubleshooting solution that links performance measurements to network topology to deliver service degradation diagnosis.

Industry Background

Favorable market conditions prevailed in fiscal 2018 as CSPs deployed fiber deeper in their networks and at higher speeds to address growing Internet usage, proliferation of smart phones and tablets, and explosion in videos services. As a result, the 100G optical investment cycle progressed throughout metropolitan networks and data centers, while 400G made its way into labs. With the advent of new technologies like 5G wireless and Internet of Things (IoT), CSPs also continued to upgrade their fronthaul and backhaul networks to support the ultra-high speeds and low-latency requirements of tomorrow's network infrastructures. On the other hand, spending on virtualized networks remained muted as CSPs grappled with the complex architectures required to manage hybrid networks, both physical and virtualized.

These market drivers within the communications industry in 2018 were affected by consolidation issues among large CSPs and protectionist government policies in the United States, slowing growth in the Asia-Pacific region, especially China, and a mixed economic environment in Europe, Middle East and Africa (EMEA).

Growth Strategy

Our long-term goal is to become the global leader in the communications test, monitoring and analytics markets. We believe that digital transformations are taking place throughout the communications industry to cope with surging bandwidth demand and the need to better monetize networks. Consequently, CSPs, webscale companies and NEMs are making considerable investments to modernize network infrastructures.

Our growth strategy focuses on internal investments and acquisitions in four key technology areas: fiber, the Cloud, network virtualization and 5G.

First, fiber is being deployed everywhere, supporting 1G data transmission rates in the home, 100G in Metro links and data centers, and 400G in lab environments. As the market leader in optical and high-speed transport testing, EXFO will continue to leverage the 100G investment cycle. We also believe we are well positioned for the next wave of customer spending with a commercially available 400G test solution and high-end optical instruments from the Yenista Optics acquisition.

Second, the Cloud. EXFO is helping webscale companies deliver reliable cloud services with a dedicated test offering for inside and outside their data centers. For interconnecting data centers, our 100G test solutions ensure smooth fiber deployments and quality of service. Inside data centers, solutions like our automated multifiber inspection probe are significantly improving efficiency and reducing operating expenses.

Third, network virtualization. As telecom networks are gradually becoming virtualized to increase service agility and reduce costs, EXFO has taken the lead to enable a virtualized world. We have designed virtual verifiers that are released on generic, white-label servers alongside virtual network functions. We also acquired real-time network topology discovery technology from Ontology Systems in 2017 to complement our active monitoring offering. Ontology Systems' software uses semantic searches to build real-time views of network services and their related elements. This mapping is essential for automated root cause analysis, especially because networks can change on the fly in a virtualized environment.

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

In 2018, we acquired Astellia, a leading provider of network and subscriber intelligence for mobile operators. We believe this strategic acquisition bolsters our product and services offering with passive wireless monitoring, rich subscriber analytics and professional services. Equally important, it provides us with a strong foothold with global mobile operators, who are investing in high-speed, low-latency 5G wireless infrastructures.

Customers

Customers on a global basis use our test, monitoring and analytics solutions to enable their networks to perform optimally during their complete life cycles: research, development, manufacturing, installation, maintenance and monitoring.

We initially developed test equipment for wireline CSPs and, to a lesser extent, component vendors and network equipment manufacturers, but over the years we have expanded our offering to wireless CSPs, cable television companies, data center, cloud and web-scale operators, public utilities, private network operators, third-party installers, equipment rental companies, large enterprises and laboratory researchers.

In fiscal 2018, our top customer accounted for 9.1% of our sales and our top three customers represented 15.9%. In comparison, our top customer accounted for 10.1% of sales and our top three customers represented 18.4% in 2017, while our top customer accounted for 7.1% of sales and our top three customers represented 15.6% in 2016.

Products

We offer an extensive range of wireline and wireless test, monitoring and analytics solutions for the global communications industry. We believe our success has been largely predicated on our core expertise in developing test equipment for optical networks. Over the years, we have completed acquisitions in adjacent markets including copper, wireless and optical RF testing, monitoring, real-time network topology discovery and analytics.

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

Products for Communications Service Providers (CSPs)

Wireline Test Equipment

We provide an extensive range of portable test solutions that are mainly used by CSPs to install, turn up and maintain their optical and copper-based communications networks. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. We also offer fiber monitoring solutions, which leverage OTDR (optical time domain reflectometry) technology, to enable customers to identify bends or breaks in their optical networks 24 hours per day, seven days per week.

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

Monitoring and Analytics Systems

We provide a comprehensive portfolio of monitoring solutions, both active and passive, for wireline and wireless CSPs offering full visibility of the network, service and subscriber levels.

On the active monitoring side, the EXFO Worx System is a hardware and software solution that delivers real-time, end-to-end quality of service (QoS) and quality of experience (QoE) service monitoring for next-generation IP networks. Built around a distributed architecture, we believe the EXFO Worx System enables the successful launch and ongoing profitable operation of Ethernet/IP-based voice, video and data networks and services across wireline and wireless networks.

We have also transformed our active monitoring portfolio to address the growing need for virtualized solutions. The EXFO Worx solution offers a variety of software-based probes, enabling the interworking with virtualized network architectures and functions.

We believe a competitive advantage of EXFO's active monitoring solution is the ability to implement SLA (service level agreement) monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

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

Our active monitoring solution is complemented by Ontology Systems' network topology discovery software for automated root cause analysis and network inventory applications (physical, virtual and hybrid).

Following the acquisition of Astellia in February 2018, EXFO also offers a passive monitoring, analytics and troubleshooting solution for multi-technology mobile networks (2G, 3G, 4G). The EXFO-Astellia Nova solution provides mobile network operators with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. It is fully virtualized and integrates rich information from call traces, probes, CRM, billing, etc., to make the most of big data.

The EXFO-Astellia Nova solution improves customer experience and mobile operators' business performance, optimizes end-to-end service quality, and provides the required insights to enhance subscriber experience. It meets the requirements of network operations, service operations, customer care and marketing teams. Key strengths of this solution include:

•	Geolocation capabilities;
•	Vendor independence;
•	Data agnostic (call traces, probe data, third party);
•	End-to-end, from radio to core;
•	Big data based; and
•	Fully virtualized.

To allow customers to get the most out of their monitoring and analytics investments, our experts work hands-on with them through value-added services that include quality assurance and performance audits as well as business consulting and customization. We also provide additional services such as training, project management and 24/7 customer support.

EXFO intends to combine EXFO, Ontology and Astellia's products into a unified solution to bring a unique value proposition to its customers.

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

Following the acquisition of Yenista Optics in October 2017, we offer advanced optical test equipment for the R&D and manufacturing markets. This high-end product portfolio includes benchtop optical spectrum analyzers, tunable lasers, tunable filters and passive optical component test systems for network equipment manufacturers and optical component vendors.

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

Research and Development

Our global R&D operations fall under the management of a vice-president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Oulu, Finland, Pune, India, Lannion, France, Rennes, France, Valencia, Spain, and London, UK. Gross research and development expenditures totaled $65.2 million in fiscal 2018 compared to $53.1 million in 2017 and $47.9 million in 2016.

In line with our strategic imperative to increase R&D synergies and efficiencies, we consolidated activities in Toronto, Canada and Chelmsford, US at primary R&D centers within the company. These two centers were closed down in October 2018.

We believe that our future success largely depends on our ability to introduce new solutions and product enhancements to our core technologies. Through market-oriented product portfolio review processes, we ensure that our investments in research and development are aligned with market opportunities and customers' needs. This process enables us to maximize our returns on R&D investments by focusing our resources on prioritized projects. Product portfolio review meetings, which occur two times per year, enable us to select the right mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has significantly changed.

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

The Agile methodology allows for software development to be done in small increments with constant validation with lead customers. Efficient execution is done through collaborative teams called SCRUM team, ensuring that each increment is fully tested and validated.

Sales

We sell our wireline and wireless test, monitoring and analytics solutions through direct and indirect sales channels in the Americas (US, Canada, Central and South America), Europe, Middle East and Africa (EMEA) and Asia-Pacific regions.

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

We opt for a direct sales approach when selling higher-end, highly technical products to sophisticated buyers. Sales of low- to medium-level complexity products to less stringent technical buyers are usually done through a manufacturer representative organization or distributors supported by regional sales managers. Our main sales offices in the Americas are located in Richardson, Texas, Quebec City, Canada and Mexico D.F., Mexico. They are supplemented by a regional presence in cities across the US, Central and South America, as well as Canada.

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

As for Asia-Pacific, our regional headquarters are based in Singapore, while our main sales offices for mainland China are located in Beijing, Shenzhen and Shanghai. In addition, we have other sales offices in strategic locations around the Asia-Pacific region to support our customers and distribution partners.

We rely on a network of distributors worldwide to work with us in supporting mostly our international sales and to participate in a large number of international events. We believe that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

Our sales team is led by our chief executive officer (CEO), who is supported by a vice-president responsible for each major geographic region: Americas, EMEA and Asia-Pacific. These sales executives, in turn, are backed by regional sales directors that lead a widely distributed team acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and monitoring. Within each major geographic region, we have sales staff dedicated to wireline and wireless test, monitoring and analytics customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Sales to customers in the Americas represented 50% of our sales in fiscal 2018, while sales to customers in EMEA and Asia-Pacific accounted for 32% and 18% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 55%, 26% and 19% of our sales in 2017, respectively, and 55%, 25% and 20% in 2016, respectively.

Product Management

All product management duties fall under the leadership of our CEO, who is supported by two vice-presidents responsible for test and measurement as well as service assurance, systems and services. Each product management executive, in turn, is backed by directors and/or product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for all aspects of our telecom marketing program including product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions.

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

•
Technical Support – Provide post-sales technical support to Test & Measurement product end-users, by providing software fixes and upgrades, troubleshooting malfunction or wrong usage of equipment and suggesting ways to improve equipment productivity and performance;

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

Manufacturing

Our manufacturing operations consist mainly of material planning, supply-chain management, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our manufacturing activities, which occupy a total of 125,000 square feet, take place at our facility compound in Quebec City, Canada, Shenzhen, China, and Lannion, France, but we also have facilities in Rennes, France and Oulu, Finland, for product configuration, software loading, quality control and shipping of monitoring systems. All our manufacturing operations fall under the supervision of a vice-president.

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

Seasonality

Historically, we have been subject to seasonality mainly in our second quarter (December, January and February) due to the Christmas holidays and delays in approval of CSP spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end spending on the part of CSPs. We are increasingly subject to seasonality in the fourth quarter (June, July and August) because bookings activity tends to slow down during the summer months, especially in Europe. The acquisition of Astellia could also render us more vulnerable to seasonality in the summer, since its sales are largely concentrated in Europe, Middle East and Africa (EMEA). These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as reliable indicators of future revenue or results of operations.

Competition

The communications test, monitoring and analytics markets are highly competitive and subject to rapid change because of technological developments and market conditions. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

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

Main competitors in the test equipment environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), and Viavi Solutions, as well as other players such as AFL Noyes, Deviser Instruments, Keysight (IXIA), Kingfisher International, Shineway Tech, Spirent Communications plc, VeEX Inc., and Yokogawa Electric Corporation. On the monitoring and analytics side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), Netrounds, NetScout Systems, Inc., Polystar, Radcom, Spirent Communications plc, and Viavi Solutions. See Item 3D of this Annual Report under "Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy."

Employees

As at November 1, 2018, we had 1,803 full-time employees compared to 1,577 and 1,551 for the same periods in 2017 and 2016, respectively. Our workforce as of November 1, 2018 included 353 employees in manufacturing, 620 employees in research and development, and 830 employees in sales and marketing as well as general and administrative functions.

Our future performance depends, to a significant degree, on our continued ability to attract and retain highly skilled and qualified technical, sales and marketing, and senior management personnel. The majority of our employees are not represented by a labor union with the exception of our manufacturing personnel in Quebec City, Canada, R&D and Service employees in Valencia and Madrid, Spain, and R&D and Service employees in Rennes, France. We consider relations with our employees to be good. See Item 3D of this Annual Report under "Risk Factors ‒ We require employees and managers who are knowledgeable about the specialized nature of our business. If we are unable to attract and retain sufficient numbers of highly skilled technical, sales, marketing, senior management and other personnel, our operations and financial results will suffer".

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

Similar regulations apply in other countries. For example, in Canada our products must comply with the applicable standards adopted by the Standards Council of Canada (SCC). These include product safety standards developed in collaboration with the Canadian Standards Association as well as EMI requirements adopted by Innovation, Science and Economic Development Canada. Countries in the European Union require product compliance as dictated by the applicable directives, which are required to apply the CE marking on the product. This includes testing to ensure compliance with harmonized European Norm (EN) standards for product safety, EMC and Wireless products requirements and RoHS.

To address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or "RoHS" Directive (2011/65/EU), which applies to all products included within the scope of WEEE directive. Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the directive. To ensure compliance to this directive, a formal restricted substance control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS directive.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2018, our records indicate that we held the following portfolio of utility patents: 94 active granted US patents, 107 granted or validated patents in countries of the European Union and 48 patents in other jurisdictions. In addition, we have 27 utility patent applications (including provisional applications) pending in the US, 18 patent applications at the European Patent Office and 22 applications in other countries. The expiration dates of our active issued patents range from 2019 to 2036, with no significant active patent expiring in the near future.

Our records also indicate that, as of August 31, 2018, we held 31 active granted design patents, as well as 4 pending design patent applications, in the United States, Europe, China and other jurisdictions.

We consider six of our inventions to be material. These inventions are protected by granted patents and/or pending patent applications and can be described as follows:

•
a method and apparatus for improved characterization of loss-inducing "events" along an optical fiber using an Optical Time Domain Reflectometer (OTDR). By a judicious combination of OTDR data corresponding to different optical-pulse durations, the location and loss characteristics of an event can be quantified with much better accuracy and/or more rapidly than via conventional approaches;

•
a method for determining the optical signal-to-noise ratio on polarization-multiplexed signals used in high-bandwidth DWDM optical networks by employing an optical spectrum analyzer. It employs a reference trace acquired with one channel being turned off;

•
a method and apparatus to determine the theoretical and practical data rates for a cable under test. This invention uses a single test device to predict the performance of a pair of ADSL (Asymmetric Digital Subscriber Line) modems, and in case of problems, analyze the cause of the modems' failure to synchronize;

•
a scalable system for monitoring network elements, for which only a non-redundant subset of the identified network information is stored, thereby enabling monitoring of a much larger group of network elements than is possible with conventional memory-constrained monitoring systems. Furthermore, this system employs a multi-threaded architecture that dynamically spawns an array of multi-technology monitoring sub-systems. The user can leverage data from a multitude of sources and define a sequence of activities based on templates in order to accomplish a given task;

•	a method for actively analyzing a data packet delivery path to provide diagnostics and root cause analysis of network delivery path issues;

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added section 13(r) of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), public reporting issuers are required to disclose whether they or any of their affiliates knowingly engaged in certain activities, transactions, or dealings relating to Iran or certain designated individuals or entities.

From February 2018, EXFO Solutions (formerly Astellia), a recently acquired subsidiary of EXFO organized and existing under the laws of France, engaged in transactions involving the sale of passive monitoring and troubleshooting solutions and associated services to end users in Iran. EXFO Solutions (formerly Astellia) sold the equipment for end use by Iranian mobile network operators, Mobile Communications Company of Iran ("MCCI") and MTN Irancell. Although it is difficult to evaluate with any reasonable degree of certainty, we have concluded that we cannot exclude the possibility that MCCI or MTN Irancell is owned or controlled, directly or indirectly, by the government of Iran.

Gross revenues reported by EXFO Solutions (formerly Astellia) in connection with these transactions were approximately US$2.24 million; estimated net result from these transactions was nominal.

Prior to its acquisition by EXFO, EXFO Solutions (formerly Astellia), through a subsidiary located in Lebanon, employed four (4) employees delivering services in Iran, a practice that was continued after the acquisition through the end of October 2018. These activities complied in all material respects with applicable sanction laws and regulations; however, they were inconsistent with EXFO's internal policies. EXFO discovered this activity during the pre-acquisition due diligence of EXFO Solutions (formerly Astellia) and has conducted a comprehensive internal investigation and review. As a result of this investigation and review, EXFO has implemented additional compliance procedures designed to prevent future violations of its internal policy and is currently in the process of withdrawing from any direct activities, transactions, or dealings relating to Iran or certain designated individuals or entities and will no longer have employees providing services in Iran. In addition, EXFO revised its internal policies to allow indirect support and maintenance of EXFO Solutions' systems deployed at MCCI and MTN Irancell through a non-related third-party based outside Iran to honor EXFO Solutions' (formerly Astellia) prior engagement with existing customers in compliance with applicable export controls, sanctions and other laws, rules and regulation. The withdrawal process was completed on November 4, 2018 and support services through a non-related third party was established at that date.

C.	Organizational Structure

As of November 1, 2018, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc.
1985-09-18
(Canada)
Operating
100%
Navtel Communications Inc.
(Ontario)
Dissolved 2008-03-26
100%
Navtel Sales Limited
(Ontario)
Dissolved 2016-06-10
100%
Navtel Deutschland GmbH i.L.
(Germany)
Dissolved 2015-09-01
99%
EXFO Solutions S.A.S.
(formerly Astellia SA)
1999-12-30
(France)
Operating
100%
Astellia Afrique SARLAU
2016-04-04
(Morocco)
Operating
100%
Astellia Canada Inc.
2014-08-01
(Canada)
Operating
100%
Astellia Inc.
2004-02-25
(Delaware)
Operating
100%
Astellia Middle East SAL
2013-02-15
(Lebanon)
Operating
100%
Astellia South Africa (Pty) Ltd.
2008-07-02
(South Africa)
Operating
95%
Astellia Telecom Private Ltd.
2010-10-26
(India)
Operating
100%
Astellia Telecom Spain SL
2007-10-19
(Spain)
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
EXFO Telecom Equipment (Shenzhen) Ltd.
2007-04-02 (China)
Operating
100%
EXFO Telecom Technologies (Beijing) Co. Ltd.
2015-07-07 (China)
Operating
100%
EXFO Europe Limited
(formerly Consultronics Europe Limited) 1988-11-11 (UK)
Operating
100%
EXFO Financial LLC
2010-02-23
(Delaware)
Operating
100%
EXFO Finland Oy
2010-02-24
(Finland)
Operating
100%
EXFO Oy (formerly NetHawk Oyj)
1985-08-01
(Finland)
Operating
100%
Insinööritoimisto Talpak Oy
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
Operating
2%
98%
EXFO Latin America Telecommunications SA de CV
2011-07-07 (Mexico)
Operating
100%
Ontology Partners Limited
2006-04-25
(United Kingdom)
Operating
100%
EXFO Optics S.A.S.
(formerly Yenista Optics S.A.S.)
2003-06-18 (France)
Operating
100%
Yenista Optics, Inc.
(Delaware)
Dissolved 2018-04-30
100%
EXFO (Shanghai) Trading Co., Ltd.
(formerly Yenista Shanghai Trading Ltd.) 2014-12-29 (China)
Operating

D.	Property, Plant and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada, in Valencia, Spain (Astellia Telecom Spain SL), in Richardson, Texas, United States (EXFO America Inc.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Chandler's Ford, Hampshire, United Kingdom (EXFO Europe Limited), in Lannion, France (EXFO Optics SAS), in Oulu, Finland (EXFO Oy), in Rennes, France (EXFO Solutions SAS), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.) and in London, United Kingdom (Ontology-Partners Limited).

In addition, we maintain sales offices and/or have regional sales managers located in Australia, China, Czech Republic, France, Germany, Great Britain, India, Japan, Lebanon, Mexico, Morocco, Singapore, Spain, Sweden, United Arab Emirates and the United States.

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2018.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000	95%	Owned
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, repair/calibration services, manufacturing, management and administration	129,000 (1)	95%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	70%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Leased to third parties	23,736	100%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	26,264	0%	Owned
160 Drumlin Circle Concord (Ontario) L4K 3E5	Unoccupied, for sale	23,500	0%	Owned
Ronda Narciso Monturiol 6 Oficina 110B, 111B, 112B and 113B, Parque Technologico Paterna, Valencia 46980 Spain	Occupied for research and development and customer services	10,398	100%	Leased
Offices No 602, 603, 604, 701 and 702, Tower S-4 Cybercity Magarpatta, Hadapsar Pune 411 013 India	Occupied for research and development	33,981	85%	Owned

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
Offices No 102 Tower S-4 Cybercity Magarpatta, Hadapsar Pune 411 013 India	Leased to a third party	5,979	100%	Owned
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, repair/calibration services, sales management and administration	13,000	85%	Leased
4 rue de Louis de Broglie Lannion 22300 France	Occupied for research and development, manufacturing, management and administration	24,800	50%	Leased
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	13,380	100%	Leased
250 Apollo Drive Chelmsford, MA 01824 United States	Unoccupied	25,400	0%	Leased
ZAC Airlande 2, rue Jacqueline Auriol CS 69123 Saint-Jacques-de-la-Lande 35091 Rennes Cedex 9 France	Occupied for research and development, customer services, manufacturing, management and administration	50,235	90%	Leased
F1 to F3, No. 71-3, Xintian Avenue, Xintian Community Fuhai Subdistrict, Bao'an District Shenzhen, Guangdong 518103 China	Occupied for manufacturing of products, repair/calibration services	64,000	90%	Leased
Phoenix Yard 65-69 Kings Cross Road London WC1X 9LW United Kingdom	Occupied for research and development, management and administration	2,423	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 27, 2018.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators and network equipment manufacturers (NEMs) in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enable network transformations related to fiber, 5G and 4G/LTE, virtualization and big data analytics. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users, while driving operational efficiencies.

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

Over the years, we have expanded our product portfolio into fiber monitoring, IP (Internet protocol) service assurance as well as testing of 2G, 3G, 4G/LTE and soon 5G mobile networks. Our fiber monitoring solution leverages EXFO's expertise and market leadership in optical time domain reflectometry (OTDR) by using this technology as remote test units (RTUs) to monitor an optical plant 24 hours per day, seven days per week. As such, this fiber monitoring solution proactively detects any fiber degradation or locates any fiber cut to optimize quality of service along long-haul, metro and access networks. Our IP service assurance solution is a probe-based hardware and software offering that delivers quality-of-service visibility as well as real-time service monitoring and verification of next-generation IP networks. We have enriched our IP service assurance offering, which can also be virtualized, with infrastructure performance management tools, analytics software and network topology discovery solutions via technology acquisitions.

Following the acquisition of Astellia S.A. in January 2018, EXFO offers monitoring solutions for multi-technology mobile networks (2G, 3G, 4G). The EXFO-Astellia portfolio provides mobile CSPs with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. These solutions can be fully virtualized and combined with information from call traces, third-party probes, CRM, billing, etc., to optimize a big data framework. EXFO intends to integrate fiber monitoring, IP service assurance, as well as mobile network monitoring and analytics solutions into a unified platform to bring a unique value proposition to customers.

Our mobile portfolio also consists of network simulators and optical radio frequency (RF) test solutions. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment to predict network behavior, uncover faults and optimize networks before mobile networks and services are deployed. Our optical RF test solutions are dedicated to turning up and troubleshooting fiber-based mobile networks. These solutions are critical for locating and analyzing RF interference issues in FTTA, DAS, remote radio heads and baseband units that support 4G/LTE and upcoming 5G networks.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Our products enable NEMs, CSPs and web-scale operators to design, deploy, troubleshoot and monitor fixed and mobile networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1,900 people in 25 countries, supporting more than 2,000 customers around the world. We operate four main manufacturing sites, which are located in Quebec City, Canada, Shenzhen, China, Rennes, France, and Oulu, Finland. We also have five main research and development expertise centers in Montreal, Quebec City, Rennes, Oulu and London, supported by a software development center in India.

We launched seven major solutions in fiscal 2018. New product introductions included a compact 400G test solution for network equipment manufacturers, carrier labs and data centers. EXFO also introduced SkyRAN, a remote access monitoring solution for fiber-based fronthaul networks. Developed in collaboration with tier-1 mobile network operators, SkyRAN provides real-time, on-demand testing and 24/7 monitoring of optical networks and the radio frequency spectrum. Other key product introductions included EX1, a multipurpose test solution for validating bandwidth speeds up to full line rate Gigabit Ethernet and for monitoring quality of experience at customer premises; an optical spectrum analyzer delivering in-service optical signal-to-noise ratio (OSNR) measurements for high-speed networks; and an automated network troubleshooting solution that links performance measurements to network topology to deliver service degradation diagnosis.

Our sales, which include a seven-month contribution from newly acquired Astellia S.A. (Astellia), increased 10.8% to $269.5 million in fiscal 2018 compared to $243.3 million in 2017. Bookings (purchase orders received from customers), which include a seven-month contribution from Astellia, increased 6.3% to $267.7 million in fiscal 2018, for a book-to-bill ratio of 0.99, from $251.8 million in 2017. In fiscal 2018, Astellia sales and bookings amounted respectively to $16.4 million (including $2.1 million for the acquisition-related deferred revenue fair value adjustment) and $16.5 million.

Net loss attributable to the parent interest amounted to $11.9 million, or $0.22 per share, in fiscal 2018, compared to net earnings of $0.9 million, or $0.02 per diluted share in fiscal 2017. Net loss attributable to the parent interest in fiscal 2018 included net expenses totaling $17.1 million, comprising $9.4 million in after-tax amortization of intangible assets, $1.7 million in stock-based compensation costs, $3.4 million in after-tax restructuring charges, $2.1 million for the acquisition-related deferred revenue fair value adjustment, $0.7 million in positive change in the fair value of the cash contingent consideration, $2.5 million in after-tax acquisition-related costs, and a foreign exchange gain of $1.3 million. Net earnings attributable to the parent interest in fiscal 2017 included net expenses totaling $10.6 million, comprising $2.7 million in after-tax amortization of intangible assets, $1.4 million in stock-based compensation costs, $4.8 million in after-tax restructuring charges, $0.4 million in positive change in the fair value of the cash contingent consideration, $1.1 million in after-tax acquisition-related costs, and a foreign exchange loss of $1.0 million.

Net loss attributable to the parent interest in fiscal 2018 included $12.9 million for the net loss of newly acquired Astellia, which included $5.1 million in after-tax amortization of acquired intangible assets. Excluding Astellia's net loss, our net earnings attributable to the parent interest would have amounted to $1.0 million, or $0.02 per diluted in fiscal 2018.

Adjusted EBITDA (net loss attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, share in net loss of an associate, gain on the deemed disposal of the investment in an associate, and foreign exchange gain or loss) amounted to $17.2 million, or 6.4% of sales, in fiscal 2018, compared to $22.0 million, or 9.1% of sales in 2017. In fiscal 2018, Astellia negatively impacted adjusted EBITDA by $5.1 million. Adjusted EBITDA is a non-IFRS measure. See page 56 of this document for a complete reconciliation of adjusted EBITDA to IFRS net loss attributable to the parent interest.

On September 8, 2017, we acquired a 33.1% interest in Astellia, a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8.6 million (US$10.3 million).

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17.3 million (US$21.4 million) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, we acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1.9 million (US$2.2 million), which brought our investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, we acquired an additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12.5 million (US$15.5 million), which brought our investment in Astellia to 88.4%, and provided us with control over Astellia.

We re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, we acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2.3 million (US$2.8 million), which brought our investment in Astellia to 97.3%.

Finally, on February 28, 2018, we entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total consideration of €0.7 million (US$0.8 million). The binding terms of the squeeze-out process gave us control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date we controlled 100% of Astellia's shares.

The fair value of the total consideration for all shares of Astellia amounted to €25.9 million (US$32.1 million) and consisted of €21.1 million (US$26.2 million), net of Astellia's cash of €4.8 million (US$5.9 million) at the date of acquisition of control.

From September 8, 2017 to January 25, 2018, the investment in Astellia provided us with significant influence over Astellia, and it was therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition this investment was recognized at cost, and the carrying amount decreased to recognize our share of the net loss of Astellia after the acquisition date. Included in the consolidated statement of earnings for fiscal 2018 is an equity loss pick-up of $2.1 million.

Upon the acquisition of an additional 48.1% interest in Astellia on January 26, 2018 (the "acquisition date"), the acquisition has been considered a business combination, and the acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements". Consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since January 26, 2018. The company recognized the non-controlling interest in Astellia at fair value. At the acquisition date, the carrying value of the 40.3% interest in Astellia held prior to the business combination was re-measured at fair value, that is, €10 per share, and was deemed to have been disposed of on that date. This re-measurement resulted in a gain of $2.1 million that was accounted for in the consolidated statement of earnings for fiscal 2018. In addition, upon the successive acquisitions of the non-controlling interest in February 2018, we recorded a gain in the amount of $0.4 million in shareholders' equity, representing the excess of the carrying value of the non-controlling interest and the purchase price paid.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S., renamed EXFO Optics Inc. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.1 million (US$9.5 million) in cash, net of EXFO Optics' cash of €1.3 million (US$1.5 million) at the acquisition date. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in our consolidated financial statements since October 2, 2017, being the date of acquisition.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4.8 million (US$3.7 million) and up to US$6.0 million for operating purposes were cancelled and replaced with a credit facility of CA$28.9 million (US$22.2 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

In addition, on December 21, 2017, we cancelled and replaced this renewed credit facility (that provided advances up to CA$28.9 million (US$22.2 million)), with new revolving credit facilities of up to CA$70.0 million (US$53.6 million) and US$9.0 million. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. As at August 31, 2018, an amount of $11.8 million was drawn from these credit facilities for bank loan and credit facilities.

On August 21, 2018, we announced a restructuring plan to accelerate the integration of our newly acquired monitoring and analytics technologies from Astellia and simplify our cost structure and optimize resources as we converge toward fewer sites and reduce our workforce.

This plan will result in pre-tax expenses of approximately $8 million, mainly for severance expenses, costs for remaining non-cancellable operating leases, write-off of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, we recorded severance expenses of $2.1 million, costs for remaining non-cancelable operating lease of $1.1 million, write-off of research and development income tax credits of $1.2 million and impairment of long-lived assets of $0.2 million, net of related income taxes of $1.2 million, for total after-tax restructuring charges of $3.4 million. The remainder of the restructuring charges, which mainly comprise severance expenses, will be recorded in the first half of fiscal 2019.

In September 2018, as part of our fiscal 2018 restructuring plan and the shutdown of our operations in Toronto, Canada, we entered into a binding agreement to sell one of our buildings for net proceeds of $3.3 million. The transfer of ownership is expected to occur in the second quarter of fiscal 2019 and will result in a pre-tax gain of $1.9 million that will be recorded in our consolidated statement of earnings for that quarter.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2016 and 2018, no customer accounted for more than 10% of our sales, with our top customer representing 7.1% and 9.1% of our sales respectively. In fiscal 2017, our top customer represented 10.1% of our sales.

We believe that we have a vast array of products, a diversified customer base and a good spread across geographical areas, which provides us with reasonable protection against concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel and professional services, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the consolidated statements of earnings.

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

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits on research and development activities carried out in Canada and France. All related research and development tax credits are recorded as a reduction of gross research and development expenses.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statement of earnings data (1):	2018	2017	2016	2018	2017	2016
Sales	$269,546	$243,301	$232,583	100.0%	100.0%	100.0%

Cost of sales (2)	105,004	94,329	87,066	39.0	38.8	37.4
Selling and administrative	98,794	86,256	82,169	36.7	35.5	35.3
Net research and development	57,154	47,168	42,687	21.2	19.4	18.4
Depreciation of property, plant and equipment	5,444	3,902	3,814	2.0	1.6	1.6
Amortization of intangible assets	10,327	3,289	1,172	3.8	1.4	0.5
Change in fair value of cash contingent consideration	(670)	(383)	–	(0.3)	(0.2)	–
Interest and other (income) expense	1,378	303	(828)	0.5	0.1	(0.4)
Foreign exchange (gain) loss	(1,309)	978	(161)	(0.5)	0.4	–
Share in net loss of an associate	2,080	–	–	0.8	–	–
Gain on deemed disposal of the investment in an associate	(2,080)	–	–	(0.8)	–	–
Earnings (loss) before income taxes	(6,576)	7,459	16,664	(2.4)	3.0	7.2
Income taxes	5,678	6,608	7,764	2.1	2.7	3.4
Net earnings (loss) for the year	(12,254)	851	8,900	(4.5)	0.3	3.8
Net loss for the year attributable to non-controlling interest	(352)	–	–	(0.1)	–	–
Net earnings (loss) for the year attributable to the parent interest (3)	$(11,902)	$851	$8,900	(4.4)%	0.3%	3.8%

Basic net earnings (loss) attributable to the parent interest per share	$(0.22)	$0.02	$0.17
Diluted net earnings (loss) attributable to the parent interest per share	$(0.22)	$0.02	$0.16

Other selected information:

Gross margin before depreciation and amortization (4)	$164,542	$148,972	$145,517	61.0%	61.2%	62.6%

Research and development data:
Gross research and development	$65,243	$53,124	$47,875	24.2%	21.8%	20.6%
Net research and development	$57,154	$47,168	$42,687	21.2%	19.4%	18.4%

Restructuring charges included in:
Cost of sales	$517	$1,697	$–	0.2%	0.7%	–%
Selling and administrative expenses	$673	$1,150	$–	0.2%	0.5%	–%
Net research and development expenses	$3,219	$2,232	$–	1.2%	0.9%	–%

Adjusted EBITDA (4,5,6)	$17,198	$22,041	$22,039	6.4%	9.1%	9.5%

Consolidated balance sheet data (1):
Total assets	$282,623	$259,241	$237,793

(1)
Consolidated statement of earnings and balance sheet data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (4).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Includes net loss of Astellia of $12.9 million or 4.8% of sales in fiscal 2018 (nil in 2016 and 2017).
(4)	Refer to page 56 for non-IFRS measures.
(5)	Astellia negatively impacted the adjusted EBITDA by $5.1 million or 1.9% of sales in fiscal 2018 (nil in 2016 and 2017).
(6)	Includes acquisition-related costs of $2.2 million or 0.8% of sales in fiscal 2018 and $1.1 million or 0.4% of sales in 2017 (nil in 2016).

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line, in thousands of US dollars:

Sales

	Years ended August 31,
	2018	2017	2016

Physical-layer product line	$172,912	$161,864	$151,910
Protocol-layer product line	95,759	81,905	83,324
	268,671	243,769	235,234
Foreign exchange gains (losses) on forward exchange contracts	875	(468)	(2,651)
Total sales	$269,546	$243,301	$232,583

Bookings

	Years ended August 31,
	2018	2017	2016

Physical-layer product line	$172,094	$165,886	$155,320
Protocol-layer product line	94,724	86,348	87,631
	266,818	252,234	242,951
Foreign exchange gains (losses) on forward exchange contracts	875	(468)	(2,651)
Total bookings	$267,693	$251,766	$240,300

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2018	2017	2016

Americas	50%	55%	55%
Europe, Middle-East and Africa (EMEA)	32	26	25
Asia-Pacific (APAC)	18	19	20
	100%	100%	100%

Fiscal 2018 vs. 2017

In fiscal 2018, our sales increased 10.8% to $269.5 million, compared to $243.3 million in 2017, while our bookings increased 6.3% year-over-year to $267.7 million in 2018 from $251.8 million in 2017, for a book-to-bill ratio of 0.99.

Sales

In fiscal 2018, the increase in total sales year-over-year comes from our physical-layer product line, the positive effect of our recent acquisitions of Astellia (seven-month contribution) and EXFO Optics (eleven-month contribution), as well as the positive currency impact. In fiscal 2018, total sales included $16.4 million from newly acquired Astellia. Otherwise, in fiscal 2018, excluding the positive effect of the recent acquisitions and the positive currency impact, our total sales would have been flat year-over-year, since the year-over-year increase in sales of our physical-layer product line was offset by the decrease of our protocol-layer product line.

In fiscal 2018, sales of our physical-layer product line (optical and copper testing) increased 6.8% year-over-year mainly due to the recent acquisition of EXFO Optics and the positive currency impact. In addition, we reported increased sales in the EMEA region, where we experienced higher sales for our copper-testing solutions and our network quality fiber-monitoring systems (NQMS) (a subgroup within our physical-layer product line) amongst other, as well as increased sales in the Americas for our optical product line, and increased in sales in the APAC region where we also experienced higher sales for our NQMS. Sales of copper-testing solutions and NQMS are characterized by large intermittent orders from customers.

Sales of our protocol-layer product line increased 16.9% year-over-year in fiscal 2018, due to the positive effect of the recent acquisition of Astellia, which contributed $16.4 million in sales, as well as the positive currency impact. Otherwise, sales of our protocol-layer product line decreased in all regions year-over-year mainly due to the streamlining of our passive monitoring product line in the second half of fiscal 2017, as well as the year-over-year decrease in sales of our legacy active monitoring product line.

Bookings

In fiscal 2018, the 6.3% increase in total bookings year-over-year comes from the positive effect of our recent acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), a solid performance of our NQMS worldwide, as well as the positive currency impact, offset in part by lower bookings from our Transport and Datacom and passive monitoring product lines. In fiscal 2018, total bookings included $16.5 million from newly acquired Astellia.

In fiscal 2018, bookings of our physical-layer product line increased 3.7% year-over-year, due to higher bookings for our NQMS worldwide, the positive effect of the recent acquisition of EXFO Optics, as well as the positive currency impact year-over-year. Otherwise, bookings decreased year-over-year in APAC for both our optical (mainly in China due to delayed investments from NEMs as they prepare for 5G investments) and copper-access product lines, as well as in the Americas for our copper-access product line. Bookings of copper-testing solutions and NQMS are characterized by large intermittent orders from customers.

Bookings of our protocol-layer product line increased 9.7% year-over-year in fiscal 2018, due to the positive effect of the recent acquisitions of Astellia, which contributed $16.5 million in bookings, as well as the positive currency impact. Otherwise, bookings of our protocol-layer product line decreased year-over-year in the APAC region for our Transport and Datacom product line (a subgroup within our protocol-layer product line), which had delivered strong bookings in fiscal 2017 in this region. In addition, bookings of our protocol-layer product line decreased year-over-year in the EMEA region, mainly due to the streamlining of our passive-monitoring product line in the second half of fiscal 2017. Otherwise, despite streamlining of our passive-monitoring product line in 2017, bookings of our protocol-layer product line slightly increased year-over-year in the Americas, which offset in part the decrease in the EMEA and APAC regions.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end system-based solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion-dollar deals that have prolonged sales and revenue recognition cycles related to our protocol-layer products. This has been amplified with the recent acquisitions of Astellia and Ontology.

Fiscal 2017 vs. 2016

In fiscal 2017, our sales increased 4.6% to $243.3 million, compared to $232.6 million in 2016, while our bookings increased 4.8% year-over-year to $251.8 million in 2017 from $240.3 million in 2016, for a book-to-bill ratio of 1.03.

Sales

In fiscal 2017, we made progress in sales (6.6%) for our physical-layer product line, mainly in the Americas, compared to 2016, mostly due to our leadership position in portable optical testing, a 100G investment cycle among CSPs in this region, and growing business with web-scale operators for their data center interconnects. In addition, in fiscal 2017, we benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus a nominal amount in 2016. To a lesser extent, sales of our physical-layer product line increased in EMEA despite the negative currency impact year-over-year, which had to some extent a negative impact on our sales and bookings to this region in 2017 compared to 2016. In the APAC region, sales of our physical-layer product line decreased year-over-year in fiscal 2017, especially in China, mainly due to delayed investments from NEMs.

In fiscal 2017, sales of our protocol-layer product line decreased 1.7% year-over-year, mainly in the Americas, despite the positive impact of newly acquired Absolute. In fiscal 2016, we also had recognized a large order from a North American Tier-1 network operator for our EXFO Xtract solution, and we did not close any such large order in fiscal 2017. In addition, the streamlining of our passive monitoring product line in fiscal 2017 had a negative impact on our sales in 2017 compared to 2016. Furthermore, in fiscal 2016, our Transport and Datacom product line (a subgroup within our protocol-layer product line) benefited, to a greater extent, from the 100G investment cycle, especially in the United States, compared to 2017. Otherwise, sales of our protocol-layer product line increased in the EMEA year-over-year, mainly due to the positive impact of recently acquired Ontology, despite the negative currency impact year-over-year. Sales of our protocol-layer product line were flat overall in APAC year-over-year in fiscal 2017.

Finally, in fiscal 2017, we reported lower losses on our forward exchange contracts, which had a $2.2 million positive impact on our total sales year-over-year.

Bookings

In fiscal 2017, we reported a year-over-year increase in total bookings, which mainly comes from the Americas for our physical-layer product line and from the EMEA for our protocol-layer product line, despite negative currency impacts.

In fiscal 2017, our physical-layer product line reported a significant year-over-year increase in bookings in the Americas as we benefited from heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In addition, as mentioned earlier, in fiscal 2017, we benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus a nominal amount in 2016. Otherwise, bookings for our physical-layer product line were flat in the EMEA and APAC year-over-year. The EMEA was to some extent negatively impacted by the decrease in the average value of the British pound and the euro compared to the US dollar year-over-year. In APAC, bookings were negatively impacted by the decrease in bookings in China, mainly due to delayed investments from NEMs, offset by traction gained in the rest of APAC.

Our protocol-layer product lines reported a decrease in total bookings in fiscal 2017 compared to 2016 (-1.5%). Most of the decrease comes from the Americas, despite the positive impact our newly acquired Absolute and Ontology businesses, as our Transport and Datacom product line (a subgroup within our protocol-layer product line) did not reach the same level of orders from the 100G investment cycle, especially in the United States compared to 2016. In addition, in 2016, we received a large order from a North American Tier 1 network operator for our EXFO Xtract solution, and we did not close any such large order in 2017. Otherwise, we made progress in bookings in the EMEA thanks to the recent acquisition of Ontology. In addition, in fiscal 2017, bookings in APAC slightly increased year-over-year. Finally, the streamlining of our passive monitoring product line in fiscal 2017 negatively impacted the bookings of our protocol-layer product line compared to 2016.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 56 of this document)

Gross margin before depreciation and amortization amounted to 61.0%, 61.2% and 62.6% of sales in fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

In fiscal 2018, gross margin before depreciation and amortization included a negative impact of 0.3% of sales for the acquisition-related deferred revenue fair value adjustment from the acquisition of Astellia (nil in 2017).

In fiscal 2018, gross margin before depreciation and amortization included $0.5 million, or 0.2% of sales in restructuring charges for severance expenses, compared to $1.7 million or 0.7% of sales in 2017.

However, in fiscal 2018, we recorded in our sales foreign exchange gains on our forward exchange contracts, compared to foreign exchange losses in 2017, which contributed to an increase of 0.2% in gross margin before depreciation and amortization year-over-year.

Excluding these items, gross margin before depreciation and amortization would have amounted to 61.3% of sales in fiscal 2018, compared to 61.9% of sales in 2017, slightly lower (0.6%) year-over-year.

In fiscal 2018, newly acquired Astellia, a subgroup within our protocol-product line, delivered lower margins than our typical average margin, and we recorded slightly higher write-offs (excluding those in restructuring expenses) compared to 2017, which had a negative impact on our gross margin before depreciation and amortization year-over-year.

Fiscal 2017 vs. 2016

In fiscal 2017, gross margin before depreciation and amortization included $1.7 million or 0.7% of sales in restructuring charges for severance expenses and inventory writeoffs. Excluding those charges, gross margin before depreciation and amortization would have amounted to 61.9% of sales in fiscal 2017, slightly lower (0.7%) compared to 2016.

In fiscal 2017, our gross margin before depreciation and amortization (excluding the impact of our restructuring charges) was unfavorably affected by product mix within both product lines compared to 2016. In particular, in fiscal 2016, we recognized a large order with a Tier-1 network operator for our EXFO Xtract solution, which had a positive impact on our gross margin before depreciation and amortization during that year as this product delivers strong margins. We did not have any such high-margin deals this year. In addition, in fiscal 2017, our physical-layer product line represented a larger portion of our sales year-over-year, and this product line delivers lower margins than our protocol-layer product line (protocol-layer products have a richer software content), which had a negative impact on our gross margin before depreciation and amortization year-over-year.

However, in fiscal 2017, we recorded in our sales lower foreign exchange losses on our forward exchange contracts, compared to 2016, which contributed to increasing our gross margin before depreciation and amortization by 0.3% year-over-year.

In addition, in fiscal 2017, we recorded lower inventory writeoffs compared to 2016, which contributed to increase our gross margin before depreciation and amortization by an additional 0.2% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $98.8 million, $86.3 million and $82.2 million for fiscal 2018, 2017 and 2016 respectively. As a percentage of sales, selling and administrative expenses amounted to 36.7%, 35.5% and 35.3% for fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

In fiscal 2018, our selling and administrative expenses increased $12.5 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), inflation, salary increases, as well as increased acquisition-related costs of $1.1 million following the recent business acquisitions. In addition, in fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

However, in fiscal 2018, selling and administrative expenses included $0.7 million in restructuring charges compared to $1.2 million in 2017. In addition, the positive impact of our 2017 restructuring plan reduced our selling and administrative expenses year-over-year in fiscal 2018.

Excluding restructuring charges and acquisition-related costs for business combinations, our selling and administrative expenses would have represented 35.7% of sales, 1.1% higher compared to 34.6% of sales in 2017, due to the impact of the recent acquisitions and the negative currency impact.

Fiscal 2017 vs. 2016

In fiscal 2017, our selling and administrative expenses increased $4.1 million year-over-year due to restructuring charges of $1.2 million, additional expenses following the acquisitions of Absolute and Ontology and to support the growth of our business, inflation, salary increases, as well as acquisition-related costs of $1.1 million following the recent business acquisitions.

Excluding restructuring charges and acquisition-related costs for business combinations, which represent 0.9% of sales, our selling and administrative expenses would have represented 34.6% of sales, lower compared to 35.3% of sales in 2016.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $65.2 million, $53.1 million and $47.9 million for fiscal 2018, 2017 and 2016 respectively. As a percentage of sales, gross research and development expenses amounted to 24.2%, 21.8% and 20.6% for fiscal 2018, 2017 and 2016 respectively, while net research and development expenses accounted for 21.2%, 19.4% and 18.4% of sales for these respective years.

Fiscal 2018 vs. 2017

In fiscal 2018, our gross research and development expenses increased $12.1 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), as well as inflation and salary increases.

In addition, in fiscal 2018, our gross research and development expenses included $3.2 million in restructuring charges compared to $2.2 million in 2017.

Finally, in fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our gross research and development expenses year-over-year.

However, our gross research and development expenses decreased year-over-year due to the positive impact of our 2017 recent restructuring plan.

Excluding restructuring charges, which represent 1.2% of sales in fiscal 2018 compared to 0.9% of sales in 2017, our gross research and development expenses would have represented 23.0% of sales in 2018, 2.1% higher compared to 20.9% of sales in 2017, due to the impact of the recent acquisitions and the negative currency impact.

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

Tax Credits and Grants

We are entitled to tax credits for eligible research and development activities conducted in Canada and France.

Tax credits and grants for research and development activities were $8.1 million, $6.0 million and $5.2 million for fiscal 2018, 2017 and 2016 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 12.4%, 11.2% and 10.8% for fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

The increase in our tax credits and grants in fiscal 2018, compared to 2017, mainly comes from newly acquired Astellia (seven-month contribution) and EXFO Optics (eleven-month contribution) that are entitled to tax credits and grants on research and development activities carried out in France. This also explains the increase in tax credits and grants as a percentage of gross research and development expenses year-over-year.

Fiscal 2017 vs. 2016

The increase in our tax credits and grants in fiscal 2017, compared to 2016, mainly results from the increase in our gross research and development expenses year-over-year.

In fiscal 2017, the increase in tax credits and grants as a percentage of gross research and development expenses, compared to 2016, mainly comes from the shift in the mix of eligible projects.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment totaled $5.4 million, $3.9 million and $3.8 million for fiscal 2018, 2017 and 2016 respectively.

In fiscal 2018, the year-over-year increase in our depreciation expense, compared to 2017, is due to the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 compared to six-month contribution in 2017) as well as the decrease in the average value of the US dollar compared to other currencies year-over-year.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technologies and customer relationships. In addition, intangible assets include software and brand names. These intangible assets resulted in amortization expenses of $10.3 million, $3.3 million and $1.2 million for fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

The increase in our amortization expense in fiscal 2018, compared to 2017, is due to the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 compared to six-month contribution in 2017), as well as the decrease in the average value of the US dollar compared to other currencies year-over-year.

Fiscal 2017 vs. 2016

The increase in our amortization expense in fiscal 2017, compared to 2016, was due to the acquisitions of Absolute (ten-month contribution in 2017) and Ontology (six-month contribution).

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

We reported a foreign exchange gain of $1.3 million in fiscal 2018 compared to a loss of $1.0 million in 2017 and a gain of $0.2 million in 2016.

Fiscal 2018

In fiscal 2018, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year-end, which resulted in a foreign exchange gain of $1.3 million during that year. The period-end value of the Canadian dollar decreased 4.0% versus the US dollar to CA$1.3055 = US$1.00 in fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous year. In fiscal 2018, the average value of the Canadian dollar versus the US dollar was CA$1.2768 = US$1.00.

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

Foreign exchange rate fluctuations also flow through the P&L line items as portions of our sales are dominated in Canadian dollars and euros and significant portions of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees and British pounds, and we report our results in US dollars. In fiscal 2018, the decrease in the average value of the US dollar compared to the Canadian dollar, the euro and the British pound year-over-year, resulted in a negative impact on our financial results. The average value of the US dollar decreased 3.4%, 8.0% and 6.1% respectively year-over-year, compared to the Canadian dollar, the euro and the British pound.

INCOME TAXES

In fiscal 2018, we reported income tax expenses of $5.7 million on a loss before income taxes of $6.6 million, compared to income tax expenses of $6.6 million on earnings before income taxes of $7.5 million in 2017 and income tax expenses of $7.8 million on earnings before income taxes of $16.7 million in 2016.

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduced the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on our estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, we recorded a deferred income tax expense of $1.5 million in the consolidated statement of earnings for fiscal 2018 to account for the effect of this new substantively enacted tax rate.

Excluding this one-time income tax expense in fiscal 2018, our distorted tax rates for all periods mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations are non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for this year.

Please refer to note 20 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2018, cash and short-term investments totaled $15.0 million, while our working capital was at $32.3 million. Our cash and short-term investments decreased $24.2 million in fiscal 2018, compared to 2017.

The following table summarizes the decrease of cash and short-term investments in fiscal 2018 in thousands of US dollars:

Cash flows provided by operating activities	$14,370
Bank loan	11,061
Acquisition of Astellia (including non-controlling interest)	(25,767)
Acquisition of EXFO Optics	(9,540)
Acquisition of Ontology (contingent consideration)	(480)
Purchases of capital assets	(10,452)
Repayment of long-term debt and other liabilities	(3,137)
Unrealized foreign exchange loss on cash and short-term investments	(225)

$(24,170)

The unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in accumulated other comprehensive income in the consolidated balance sheet.

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

We believe that our cash balances and short-term investments totaling $15.0 million, combined with our available revolving credit facilities of up to $52.7 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any possible working capital requirements from our new acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $25.1 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $14.4 million in fiscal 2018, compared to $12.9 million in 2017 and $24.4 million in 2016.

Fiscal 2018 vs. 2017

Cash flows provided by operating activities in fiscal 2018 were attributable to net earnings after items not affecting cash of $8.4 million, and the positive net change in non-cash operating items of $6.0 million; this was mainly due to the positive effect on cash of the decrease of $7.3 million in our accounts receivable due to the timing of receipts and sales during the year, and the increase of $1.0 million in our accounts payable and accrued liabilities and provisions due to timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect on cash of the $1.0 million increase in our inventories to meet future demand and the negative effect on cash of the $1.3 million increase in our other assets due to the timing of payments during the year.

Fiscal 2017 vs. 2016

Cash flows provided by operating activities in fiscal 2017 were attributable to net earnings after items not affecting cash of $13.0 million, slightly offset by the negative net change in non-cash operating items of $0.1 million; this was mainly due to the positive effect on cash of the decrease of $4.0 million in our accounts receivable due to the timing of receipts and sales during the year and by the positive effect on cash of the decrease of $0.9 million in our inventories due to improved inventory turns during the year; these positive effects on cash were more than offset by the negative effect on cash of the $2.4 million increase in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, the negative effect on cash of the increase of $0.9 million in our prepaid expenses due to timing of payments during the year, and by the negative effect on cash of the decrease of $1.7 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the year.

Investing activities

Cash flows used by investing activities amounted to $43.9 million in fiscal 2018, compared to $16.5 million in 2017 and $7.0 million in 2016.

Fiscal 2018

In fiscal 2018, we made cash payments of $10.5 million and $32.1 million respectively for the purchase of capital assets and the acquisitions of EXFO Optics and Astellia. In addition, we acquired (net of disposal) $1.3 million worth of short-term investments during the year.

Fiscal 2017

In fiscal 2017, we made cash payments of $12.8 million and $7.2 million respectively for the acquisitions of Absolute and Ontology and the purchase of capital assets. Otherwise, we disposed (net of acquisitions) of $3.5 million worth of short-term investments.

Fiscal 2016

In fiscal 2016, we paid $4.4 million for the purchase of capital assets, and we acquired (net of disposal) $2.6 million worth of short-term investments.

Financing activities

Cash flows provided by financing activities amounted to $4.3 million in fiscal 2018, compared to cash flows used of $1.5 million in 2017 and $1.6 million in 2016.

Fiscal 2018

In fiscal 2018, our bank loan increased by $11.1 million, but we repaid $3.1 million of our long-term debt and other liabilities and paid $3.7 million for the purchase of the non-controlling interest in Astellia.

Fiscal 2017

In fiscal 2017, we repaid the long-term debt of $1.5 million assumed as part of the acquisition of Ontology.

Fiscal 2016

In fiscal 2016, we redeemed share capital under our share repurchase program for a cash consideration of $1.6 million.

Contractual obligations

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and equipment, licensing of intellectual property and long-term debt. The following table summarizes our contractual obligations, on an undiscounted basis, as at August 31, 2018 in thousands of US dollars:

	Long-term debt	Operating leases	Licensing agreements	Total

No later than one year	$2,921	$3,365	$1,492	$7,778
Later than one year and no later than five years	5,745	9,519	1,982	17,246
Later than five years	162	502	‒	664
	$8,828	$13,386	$3,474	$25,688

In addition, on August 31, 2018, we had letters of guarantee amounting to $1.7 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2018, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2018 to August 2019	$26,400,000	1.3029
September 2019 to August 2020	15,700,000	1.2756
September 2020 to May 2021	3,700,000	1.2703
Total	$45,800,000	1.2909

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2018 to May 2019	$4,600,000	67.68

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million and net losses of $0.5 million as at August 31, 2017 and 2018 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.3055 = US$1.00 as at August 31, 2018.

SHARE CAPITAL

As at November 12, 2018, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,590,515 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2018, our off-balance sheet arrangements consisted of letters of guarantee amounting to $1.7 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

STRUCTURED ENTITIES

As at August 31, 2018, we did not have interests in any structured entities.

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

We operate in multiple countries and generate revenue and incur expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of EXFO and its subsidiaries may require significant judgment. In determining the functional currency of EXFO and its subsidiaries, we take into account primary, secondary and tertiary indicators. When indicators are mixed, and the functional currency is not obvious, we use our judgment to determine the functional currency.

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

Tax credits are recorded provided that there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our Canadian non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2018, our Canadian non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $40.0 million. To recover these non-refundable research and development tax credits, we need to generate approximately $267 million (CA$348 million) in pre-tax earnings at the Canadian federal level. To generate $267 million in pre-tax earnings at the Canadian federal level over the estimated recovery period of 15 years, we must generate a pre-tax earnings compound annual growth rate of 2%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for our CGUs is based on a market approach that relies on input from implicit valuation multiples and recent transactions for comparable assets or businesses, within the same industry. We apply judgment in making adjustments for factors such as size, risk profile or profitability and also consider EXFO's value derived from its market capitalization considering a control premium based on comparable situations. Depending on the market evidence available, we, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal, as well as the nature and magnitude of research and development activities carried out by the CGU.

In the fourth quarter of fiscal 2018, we performed our annual goodwill impairment test for all CGUs.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

EXFO CGU	$13,185,000
Brix CGU	13,327,000
Ontology CGU	7,471,000
Yenista CGU	3,562,000
Astellia CGU	2,347,000
Total	$39,892,000

In performing the goodwill impairment review of our CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of our CGUs, we used a market approach, which is based on sales multiples, within the range of 1.7 to 3.4 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to our CGU. In addition, for the Brix CGU, we used a liquidation approach based on the level of research and development expenses incurred over the last three years.

As at August 31, 2018, the recoverable amount for all CGUs exceeded their carrying value.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on the estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management's expectations of future revenue growth, operating costs and profit margins as well as discount rates.

i)	Growth rates

The assumptions used are based on acquired companies' historical growth, expectations of future revenue growth, expected synergies as well as industry and market trends.

ii)	Discount rate

We use a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

NEW IFRS PRONOUNCEMENTS NOT YET ADOPTED

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. We will adopt this new standard on September 1, 2018, and its adoption will not have a significant impact on our consolidated financial statements.

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

We performed an assessment to identify significant areas of impact between our current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessment, we concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the "right to use" our intellectual property.

We performed a quantitative analysis of the main areas of impact as of September 1, 2018, and we do not expect the new standard to materially impact our consolidated financial statements.

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

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We will adopt this interpretation on September 1, 2018 and its adoption will not have a material impact on our consolidated financial statements.

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

INTERNAL CONTROL

The Chief Executive Officer and the Chief Financial Officer have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of the EXFO Optics and Astellia business acquisitions, which were completed on October 2, 2017 and January 26, 2018 respectively.

Refer to note 3 to our consolidated financial statements for fiscal 2018, for summary financial information about these business acquisitions.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, share in net loss of an associate, gain on the deemed disposal of the investment in an associate, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

	Years ended August 31,
	2018	2017	2016

IFRS net earnings (loss) attributable to the parent interest for the year	$(11,902)	$851	$8,900

Add (deduct):

Depreciation of property, plant and equipment	5,444	3,902	3,814
Amortization of intangible assets	10,327	3,289	1,172
Interest and other (income) expense	1,378	303	(828)
Income taxes	5,678	6,608	7,764
Stock-based compensation costs	1,748	1,414	1,378
Restructuring charges	4,409	5,079	–
Change in fair value of cash contingent consideration	(670)	(383)	–
Acquisition-related deferred revenue fair value adjustment	2,095	–	–
Share in net loss of an associate	2,080	–	–
Gain on deemed disposal of the investment in an associate	(2,080)	–	–
Foreign exchange (gain) loss	(1,309)	978	(161)
Adjusted EBITDA for the year (1)(2)	$17,198	$22,041	$22,039

Adjusted EBITDA in percentage of total sales	6.4%	9.1%	9.5%

(1)	Astellia negatively impacted adjusted EBITDA by $5.1 million in fiscal 2018 (nil in 2017).
(2)	Include acquisition-related costs of $1.1 million and $2.2 million in fiscal 2017 and 2018 respectively.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2018.

Name and Municipality of Residence	Position with EXFO
ABDELKRIM BENAMAR Le Raincy, France	Vice-President, Service Assurance, Systems and Services
STEPHEN BULL Quebec City, Quebec	Vice- President, Research and Development
STÉPHANE CHABOT Quebec City, Quebec	Vice President, Test and Measurement
FRANÇOIS CÔTÉ Montreal, Quebec	Independent Director
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice President, Manufacturing Operations and Customer Service
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Executive Chairman of the Board
JULIE LAMONTAGNE Laval, Quebec	Vice-President, Human Resources
ANGELA LOGOTHETIS Bath, United Kingdom	Independent Director
CLAUDIO MAZZUCA LaSalle, Quebec	Vice President, Partnerships and Strategic Alliance
PHILIPPE MORIN Senneville, Quebec	Chief Executive Officer
PIERRE PLAMONDON Quebec City, Quebec	Chief Financial Officer and Vice President, Finance
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
MICHAEL SCHEPPKE Singapore, Singapore	Vice President, Sales — Asia-Pacific
CLAUDE SÉGUIN Westmount, Quebec	Independent Director
WILLEM JAN TE NIET Harfsen, Netherlands	Vice President, Sales — Europe Middle East and Africa
RANDY E. TORNES Frisco, Texas	Independent Director
DANA YEARIAN Lake Forest, Illinois	Vice President, Sales — Americas

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2. The following is a brief biography of each of our executive officers, senior managers and Directors.

Abdelkrim Benamar was appointed EXFO's Vice President of Service Assurance, Systems and Services Division in May 2018, following the Astellia acquisition. In this role, Mr. Benamar is responsible for the overall product and services portfolio for monitoring and analytics. He brings over 25 years of experience in the telecom industry with proven leadership, business transformation and change management skills. Before joining EXFO, Mr. Benamar successively held the positions of COO (July 2015) and CEO (June 2016) of Astellia. He previously held several executive roles at Alcatel-Lucent including Vice President EMEA, CEO Alcatel-Lucent International, and Vice President Global Head of Financial Analysis and Risk Assessment. He has also worked for leading telecom companies such as Ericsson Group (2000–2007), Motorola (1996–2000) and Alcatel Mobile Phones, in areas such as R&D, Communications & Public Affairs, and Strategy and Sales. Mr. Benamar holds an engineering degree from Telecom SudParis (formerly known as Institut National des Télécommunications) and a PhD in electrical engineering from Université Paris-Sud.

Stephen Bull joined EXFO in 1995 as an Engineering Manager (project management) for the Advanced Optics group. From September 1997 to December 1999, he held the position of Assistant Director of Engineering responsible for all software development. Mr. Bull was then appointed EXFO's Vice President of Research and Development in December 1999. Today, he manages a department that includes more than 760 engineers and technicians spread across over three continents and nine locations. He is responsible for EXFO's product development initiatives and oversees the Project Management Office and related processes. Prior to joining EXFO, Mr. Bull was General Manager and Managing Director at Space Research Corporation, a military engineering company in Belgium, from June 1986 to March 1990, then at Taurus, an IT consulting firm, from 1990 to 1995. He is currently the President of the Institut de développement de produits (an institute dedicated to the advancement of product development practices) and a member of the Product Development Management Association (PDMA). He speaks regularly at conferences on product development. Mr. Bull holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, and is a PDMA-certified New Product Development Professional.

Stéphane Chabot first joined EXFO as a Product Line Manager in 1998 and was promoted to Product Line Manager – Network Service Provider Market in 2001. As Vice President, Test and Measurement, Mr. Chabot is responsible for the Optical and Access and Platform product lines. Prior to this appointment, he was Director of EXFO's Optical Business Unit, a position he had held since 2006. In this role, Mr. Chabot led the main team developing EXFO's worldwide optical business and strategy, developing and maintaining the product family roadmap and vision, developing and controlling annual marketing, ensuring go-to-market plans, developing new markets, providing key market watch and competitive updates, analyzing product line performance and metrics, providing periodic benchmarking, and developing partnerships/OEMs/acquisitions within the product line family. Mr. Chabot was highly successful as Director of the Optical Business Unit, doubling its annual revenues to more than $120 million and increasing EXFO's global share of the portable optical solutions market to 38 percent. His leadership has been instrumental in many key applications with global reach, such as fiber-to-the-home. Prior to his employment at EXFO, Mr. Chabot was a telecommunications officer in the Canadian Armed Forces from 1992 to 1998. Mr. Chabot holds a bachelor's degree in space science from the Royal Military College of Canada, and a diploma in business administration from Université Laval in Quebec City.

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya, Aspire Food Group, the Fondation Martin Matte and Purkinje, a Montréal health IT growth company as lead Director. Mr. Côté serves on the Advisor Committee of Groupe Morneau and is also acting as an advisor to different companies' CEO's.

Luc Gagnon was appointed Vice President, Manufacturing Operations in May 2003 and, in May 2007, he also took on the role of Vice President of Global Services. He oversees the smooth operation of all manufacturing activities including purchasing, product engineering, quality assurance, planning, manufacturing engineering, product configuration, transportation and customs, and material resources. In addition, Mr. Gagnon must ensure that there is an ongoing and efficient relationship between the manufacturing process and the end customer. He also held the position of Production Director from 2000 to 2003. Before joining EXFO, Mr. Gagnon held similar roles in several other high-technology companies. He worked for Mendes from 1999 to 2000, for C-MAC from 1997 to 1999, for STERIS from 1993 to 1997 and for Mitel from 1985 to 1993. Mr. Gagnon holds a bachelor's degree in electrical engineering and master's degree in engineering, both from the Université de Sherbrooke.

Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company's Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market and the world's #1 fiber/highspeed testing company, with customers in over one hundred countries. Today as Executive Chairman, Mr. Lamonde leads EXFO's acquisitions strategy and is actively involved in defining the company's growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development. Mr. Lamonde presently serves on the Board of QG100 and was recently appointed Chairman of the Quebec Digital Transformation Council and Chairman of ENCQOR the Canada–Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation. Mr. Lamonde holds a bachelor's degree in engineering physics from Université de Montréal's school of engineering (Polytechnique Montréal) and a master's degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and a Fellow of the Canadian Academy of Engineering.

Julie Lamontagne was appointed Vice President, Human Resources (HR) in November 2017. She is responsible for overseeing EXFO's global HR activities, including talent management, talent acquisition, performance management, HR policies and governance, and executive compensation. Specifically, her role is to implement an HR vision and strategy to support EXFO's strategic plan. Before joining EXFO, Ms. Lamontagne held a similar position at Lumenpulse, which she joined in 2011. Previously, she was an Associate Director with Bell Canada for five years and HR Director for Brookfield LePage Johnson Controls for three years. Ms. Lamontagne has also held HR consultancy positions with Ceridian Canada and SIBN (a subsidiary of National Bank). Ms. Lamontagne holds a bachelor's degree in industrial relations from Université de Montréal as well as a Certified Human Resources Professional (CHRP) designation from Quebec's Ordre des conseillers en ressources humaines agréés.

Angela Logothetis has more than twenty-five (25) years of international experience in the telecommunications industry. She has been strategically engaged in the industry's major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world's largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice-President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Claudio Mazzuca was appointed Vice President, Strategic Partners in May 2018. Prior to this appointment, he had served as Vice President, Systems and Analytics since 2012 and director of EXFO's Transport and Datacom Business Unit since 2006. In this role, he was responsible for the development and execution of business and product strategy for the unit, which now is a leading player in the Ethernet and next-generation packet transport test market segments. Mr. Mazzuca began his career as a systems engineer for Nortel Networks, where he worked on the launch of the highly successful 10G High-Speed Transport and DWDM product line, and later on Nortel's Preside Network Management solution. He then moved to technology startup Hyperchip Systems as Senior Product Manager, focusing on the development of large-scale metro and core IP routers and switches, and associated OEM components. In 2004, Mr. Mazzuca joined EXFO's Transport and Datacom Business Unit as Product Line Manager for the next-generation SONET/SDH products, and in 2005, was promoted to Group Manager for the entire Transport and Datacom product line. Mr. Mazzuca holds a bachelor's degree in electrical engineering from Montreal's Concordia University and a master's degree in business from McGill University, also in Montreal.

Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017 and is responsible for the company's strategy and financial directions, goals and results. He has more than thirty (30) years of experience in the telecommunications industry and joined EXFO in November 2015 as Chief Operating Officer (COO) leading the company's global sales leadership, market development, and product strategy. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice-President and General Manager of Optical Networks. Philippe Morin holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, Canada, and a master's degree in business (MBA) from McGill University in Montreal, Canada.

Pierre Plamondon was appointed Chief Financial Officer and Vice President, Finance of EXFO in January 1996. He is responsible for accounting, legal and IT services, as well as financial reporting and investor relations. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Mr. Plamondon is a member of the Order of Chartered Professional Accountants of Quebec. Over the years, he has served on the boards of several organizations, including Urbanimmersive, a public company listed on the TSX Venture Exchange, as well as non-profits, such as the Fondation de l'Université Laval and SOVAR Inc. (Société de valorisation des applications de la recherche de l'Université Laval). Mr. Plamondon holds a bachelor's degree in business administration and a license in accounting, both from Université Laval in Quebec City.

Benoit Ringuette has been our in-house General Counsel and Corporate Secretary since April 2004. Prior to joining EXFO, Mr. Ringuette practiced mainly in commercial, corporate and securities law from 1998 to 2003 as an associate in the law firms of O'Brien, Flynn Rivard in Quebec City and Desjardins Ducharme Stein Monast in Quebec City. Mr. Ringuette has been a member of the Quebec Bar since 1998. Mr. Ringuette holds a bachelor's degree in Civil Law and a master's degree in Business Administration (MBA) from Laval University in Quebec City, Canada.

Michael Scheppke was appointed EXFO's Vice President, Sales – APAC in October 2016. He is responsible for managing telecom sales, both direct and indirect, and executing sales strategies across the Asia-Pacific (APAC) region. Mr. Scheppke developed his expertise working in the industry in both the USA and Asia. Following several years at HP and Agilent, he spent a significant part of his career at Ixia, where he held various senior roles. He has developed and executed the go-to-market strategy for their network monitoring business in APAC by successfully leading diverse sales teams, and expanding sales coverage with channel partners. Mr. Scheppke holds a bachelor of science degree in electrical engineering from the University of Florida.

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal, Centraide of Greater Montreal Foundation and was recently elected Chairman of the Fonds de solidarité FTQ, a $14B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Willem Jan te Niet was appointed Vice President, Sales – EMEA in August 2016. He is responsible for managing telecom sales, both direct and indirect, and executing sales strategies across Europe, the Middle East and Africa. Prior to joining EXFO, Mr. te Niet was on the senior management teams for global leaders such as Citrix Systems, Equinix, Ericsson-LG and Nortel. He brings considerable expertise in the areas of cloud, networking and big data mobile analytics. Mr. te Niet also has more than 20 years of experience in managing sales teams and implementing successful business development strategies with wireline and mobile operators. Mr. te Niet holds a master's degree in business administration from the University of Groningen.

Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Client Partner for AT&T at Aricent, An Altran Company. Prior to joining Aricent, Mr. Tornes was Vice-President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Dana Yearian was appointed EXFO's Vice President, Sales – Americas in March 2007. Prior to this appointment, Mr. Yearian held the position of Vice President, Telecom Sales, North America. He is responsible for managing telecom sales, both direct and indirect, and executing sales strategies across North, Central and South America. From 2005 to 2006, Mr. Yearian held senior executive sales positions in the service assurance division of Spirent Communications. In 2003, he founded The Katrixx Group, which provided consulting and contracting services to high tech companies. Before this, Mr. Yearian worked as Vice President of Sales at Acterna Corp. from 1991 to 2003, where he led both North American and international sales and support operations. Prior to working for Acterna, Mr. Yearian held various executive positions, namely at Toshiba America, Silicon Sensors (Advanced Photonix Inc.) and Impell Corporation (ABB Ltd.). Mr. Yearian holds a bachelor's degree in electrical engineering from the Illinois Institute of Technology in Chicago and has completed MBA course work at DePaul University, also in Chicago.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation's executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2018.

The following is a discussion of the compensation arrangements with the Corporation's Executive Chairman, Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000 (collectively with the Executive Chairman, CEO and CFO, the "Named Executive Officers" or "NEOs"). The NEOs for the financial year ended August 31, 2018 were Mr. Germain Lamonde (Executive Chairman), Mr. Philippe Morin (CEO), Mr. Pierre Plamondon (CFO and Vice-President, Finance), Mr. Willem Jan te Niet (Vice-President, Sales — Europe Middle East and Africa) and Mr. Dana Yearian (Vice-President, Sales — Americas). Mr. Lamonde stepped down as CEO as of April 1, 2017 and was nominated Executive Chairman of the Corporation. Mr. Morin was promoted from Chief Operating Officer of the Corporation to CEO of the Corporation as of April 1, 2017.

Members of the Human Resources Committee

During the financial year ended August 31, 2018, the Human Resources Committee was composed of:

•	Mr. François Côté (Chairman)
•	Mr. Pierre-Paul Allard (until January 9, 2018)
•	Ms. Angela Logothetis
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

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

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation's executive officers, including the Executive Chairman and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee's goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Human Resources Committee is responsible for the review of employees' performance and approval of the identity of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2017 to August 31, 2018, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the Executive Chairman, the CEO and the Vice-President, Human Resources of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2017 to November 1, 2018, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2017 to November 1, 2018:

Meeting	Main Activities of the Human Resources Committee
October 11 & 12, 2017	●	Review of the Business Performance Measures results for the financial year ended August 31, 2017;
	●	Review of the Business Performance Measures for the financial year started September 1, 2017;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2017;
	●	Update on the Short-Term Incentive Plan for the financial year started September 1, 2017;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2017;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2017 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2017;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Key staffing update;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Risk Assessment of Executive Compensation;
	●	Review and approval of the stock-based compensation for executive officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2017.

Meeting	Main Activities of the Human Resources Committee
January 9, 2018	●	Review of the Short-Term Incentive Plan results of some executive officers for the financial year ended August 31, 2017;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2017, including the CEO and Executive Chairman;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2017 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2017;
	●	Leadership program and Talent Management;
	●	Review of the Risk Assessment of Executive Compensation.
April 10, 2018	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2017 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review of the Key Human Resources Initiatives;
	●	Compensation Review;
	●	Review of the Talent Management and Leadership program.
July 10, 2018	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2017 and being part of the Short-Term Incentive Plan;
	●	Global Compensation Review;
	●	Review of the Talent Management and Leadership program;
	●	Review of the Key Human Resources Initiatives.
October 11, 2018	●	Review of the Business Performance Measures results for the financial year ended August 31, 2018;
	●	Review of the Business Performance Measures for the financial year started September 1, 2018;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2018;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2018;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2018;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2018 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2018;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Review and approval of the stock-based compensation for executive officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2018;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Risk Assessment of Executive Compensation.

Compensation Plan Control – Compensation Consultant and Internal Review

As a general practice, the Corporation's relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – "Benchmarking".

For the financial year ended on August 31, 2018, the Human Resources Committee retained the services of Willis Towers Watson to evaluate the establishment of a performance share plan and Lee Hecht Harrison Knightsbridge in connection with outplacement services for an executive.

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

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2018, this practice continued, and certain compensation adjustments were made as have been made in previous years.

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

For the financial years that ended on August 31, 2017 and 2018, the Corporation also retained the services of Willis Towers Watson, Mercer, Eckler, Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, RecrutXL Inc., and Xactly Corporation for services which were not related to executive compensation. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States and United Kingdom and review of last year's Annual Report. The services provided by Eckler related to pension plan analysis, retirement policy, governance and communication to employees. The services provided by Aon related to the access to compensation data and surveys for sales employees in various countries. The Corporation retained the services of Great Place to Work for culture audit services. The services provided by Lee Hecht Harrison Knightsbridge related to outplacement services. The Corporation consulted Mercer for assistance with compensation data for expatriate employees and assistance with the compliance of the Pay Equity Act established by the Government of Quebec, Canada. The Corporation consulted RecrutXL Inc. for assistance with employees' training. The Corporation consulted Xactly Corporation for the software improvement with respect to commission calculation. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Willis Towers Watson, Eckler, Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, Mercer, RecrutXL Inc. and Xactly Corporation for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation's directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2017 and 2018 were as follows:

Type of Fee	Financial 2017 Fees	Percentage of Financial 2017 Fees	Financial 2018 Fees	Percentage of Financial 2018 Fees
Executive Compensation – Related Fees	CA$25,107	10%	CA$5,736	7%
All Other Fees	CA$230,417	90%	CA$76,774	93%
Total	CA$255,524	100%	CA$82,510	100%

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

•
United States executives: For the executives based in the United States, the Corporation used the following comparator group: AMETEK, Avangate, BMC Software, CDK Global, Communications Systems, Crown Castle, Intelsat, Itron, Keysight Technologies, Laird Technologies, MTS Systems, Plexus, SAS Institute, SunGard Data Systems, Teradata, TomTom, Total System Services, Truphone and Verint Systems.

•
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: BAE Systems Applied Intelligence, COLT Telecom, Flextronics, Fujitsu, Irdeto, McCain Foods, PepsiCo, Premier Food Group, QinetiQ, Qualcomm, Rentokil Initial, Talk Talk Group and Viacom.

•
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: A.Menarini Asia-Pacific, Abbott Laboratories, AbbVie, Accenture, ACE Asia Pacific Services, ACE Insurance, ACE Life Insurance Company Ltd, ACR Capital Holdings, AIA Company, Aimia, Alcatel-Lucent, Amazon.com, ANZ Banking Group, ASML, AstraZeneca, Avanade, Aviva Ltd, AXA Insurance Singapore, AXA Life Insurance Singapore, Bank of New York Mellon, Baxter, Beckman Coulter, Becton Dickinson, BHP Billiton, Bio-Rad Laboratories, Biosensors, BT Global Services, Cerebos Pacific Limited, Chubb Pacific Underwriting, Cigna, CommScope, DHL, DHL Express, DHL GBS, DHL Global Forwarding, DHL Mail, DHL Supply Chain, Discovery Communications, Experian, Federal Insurance Company, Fujitsu, GE Energy, GE Healthcare, General Electric, Great Eastern Life Insurance, Hap Seng Consolidated, HSBC Holdings, IHS Global, IMI, Ingenico, Intel, Intercontinental Hotels Group, International Flavors & Fragrances, ITT Corporation, Johnson & Johnson, Lexmark, Liberty Insurance, M1 Limited, Manulife, MasterCard, Merck KgaA, Microsoft, Molex, MSD International GMBH (Singapore Branch), National Australia Bank, NBC Universal, NCR, Overseas Assurance Corporation, Pfizer, Pramerica Financial Asia HQ, Proximus, Prudential Assurance Company, Prudential Services, QBE Insurance, Qualcomm, Reinsurance Group of America, RELX Group, Rio Tinto, Roche Pharmaceuticals, Sabre Holdings, Sealed Air, Smiths Group, Spirax Sarco, Standard Chartered Bank, StarHub, Starwood Hotels & Resorts, Straits Developments, Swiss Reinsurance International, Teva Pharmaceutical Industries, Thermo Fisher Scientific, Trayport, TUI, UBS, Unilever, United Overseas Bank, Verizon, Zurich Insurance Company and Zurich Life Insurance.

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

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity-based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity-based incentive compensation pursuant to its Long-Term Incentive Plan on the fifth business day following the public release of the Corporation's financial results; and (ii) grant recurrent stock-based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination of directors' process and in October 2017 the Corporation amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman.

Risk-Assessment of Executive Compensation Program

The Human Resources Committee Charter provides that it is the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures. The Human Resources Committee considers the implications of the risks associated with the Corporation's compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2018, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2018, the Human Resources Committee did not identify any risks associated with the Corporation's executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management's knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2018. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation's legal counsel's office any transaction concerning the Corporation's securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation's 2018 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation's 2018 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the Executive Chairman of the board of directors and the CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee's objective is to align executive compensation levels with the target compensation positioning ("Target Compensation Positioning") offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

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

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive's base salary ("Annual Incentive Target"). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2018 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, Executive Chairman	65.0%
Philippe Morin, CEO	52.5%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Willem Jan te Niet, Vice President, Sales — EMEA	73.0%
Dana Yearian, Vice President, Sales — Americas	90.0%

Short-Term Incentive Plan

The STIP awards (for executive officers not in sales force) are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

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

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	14.43%	US$253.2 million
Profitability (3)	45%	14.27%	US$23.9 million
Quality (4)	15%	15.15%	107.00%
Net Promoter Score (5)	5%	5.65%	72.00
On-time delivery (6)	5%	3.61%	93.83%
Total	100%	53.11%

(1)
The corporate Profitability result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. The corporate Profitability represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, change in fair value of cash contingent consideration, stock-based compensation costs, foreign exchange gain and certain one-time items. All metrics exclude the results of Astellia and its subsidiaries, acquired during the financial year.

(2)
For consolidated revenues metric, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of the revenues attained in the previous financial year (US$243.3 million) up to the target defined at the beginning of the financial year (US$275.3 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$286.0 million).

(3)
For Profitability metric, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of the corporate Profitability attained in the previous financial year (US$23.0 million) up to the target defined at the beginning of the financial year (US$32.5 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$35.7 million).

(4)
For quality, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (106.25%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 125%.

(5)
For Net Promoter Score metrics, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50 up to the annual target defined at the beginning of the financial year (68.75) and from 100% to 125% of the weight from such annual target to the maximum threshold of 75.

(6)
For on-time delivery, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 91%, up to the annual target defined at the beginning of the financial year (95.5%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 97%.

The Individual Performance Measures are determined annually by the executive's supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive's supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive's performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2018 within the overall Individual Performance Measures:

Germain Lamonde, Executive Chairman
Elements of Individual Performance Measures (1)	Weight (from 0% to 110%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	19.17%
Corporate revenues	From 0% to 15%	10.33%
Corporate cash flow from operations	From 0% to 10%	7.11%
Strategic contribution
Delivering the strategies and objectives set forth in the Corporation's strategic plan	From 0% to 25%	20.23%
Positioning and transforming the Corporation's systems offerings set forth in the Corporation's strategic plan	From 0% to 20%	16.33%
Maximizing the value of the Corporation's Mergers & Acquisitions activities	From 0% to 10%	6.00%
Total		79.17%
Total of Business Performance Measures (53.11%) X Individual Performance Measures (79.17%)		42.05%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Philippe Morin, CEO
Elements of Individual Performance Measures (1)	Weight (from 0% to 110%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	19.17%
Corporate revenues	From 0% to 15%	10.33%
Corporate cash flow from operations	From 0% to 10%	7.11%
Strategic contribution
Delivering the strategies and objectives set forth in the Corporation's strategic plan	From 0% to 25%	20.23%
Positioning and transforming the Corporation's systems offerings set forth in the Corporation's strategic plan	From 0% to 20%	16.33%
Maximizing the value of the Corporation's Mergers & Acquisitions activities	From 0% to 10%	6.00%
Total		79.17%
Total of Business Performance Measures (53.11%) X Individual Performance Measures (79.17%)		42.05%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Pierre Plamondon, CFO and Vice-President of Finance
Elements of Individual Performance Measures (1)	Weight (from 0% to 110%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	20.02%
Corporate revenues	From 0% to 15%	10.63%
Corporate cash flow from operations	From 0% to 10%	7.10%
Strategic contribution
Contribute to the Corporation's Mergers & Acquisitions activities and integration	From 0% to 35%	35.00%
Contribute to the Corporation's digital transformation set forth in the Corporation's strategic plan	From 0% to 10%	10.00%
Leadership performance	From 0% to 10%	8.00%
Total		90.75%
Total of Business Performance Measures (53.11%) X Individual Performance Measures (90.75%)		48.20%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CFO and Vice-President of Finance will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 137.5%.

Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward three (3) elements that are shareholder oriented (contribution margins, bookings and EBITDA). The objectives are determined by the executive's supervisor and are for the territory under the executive's supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Willem Jan te Niet, Vice-President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	99,458	98,818
Bonus on Bookings Achievement (2)	33,153	31,963
Corporate EBITDA (3)	33,153	10,515
Total	165,764	141,296

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly and annual contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the bookings targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment above 100% of the quarterly bookings targets is also payable. An additional amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Dana Yearian, Vice-President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	131,094	102,005
Bonus on Bookings Achievement (2)	43,698	36,421
Corporate EBITDA (3)	43,698	13,859
Total	218,490	152,285

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

(2)
The amount of bonus for the attainment of the bookings' targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% of the quarterly bookings targets is also payable. An additional amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

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

Long-Term Incentive Plan (LTIP)

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, the LTIP is designed to provide directors, officers, employees and Consultants of the Corporation and its subsidiaries with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation's shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the Executive Chairman who, as of August 31, 2012, is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The LTIP was amended in January 2005, in January 2016 and in January 2018. We propose to further amend the LTIP as set forth in this Annual Report.

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

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance RSUs redeemable for Subordinate Voting Shares issued from treasury to participating directors, officers, employees and Consultants of the Corporation and its subsidiaries. For a summary of the proposed adoption of Performance Share Units, see Section "Amendments to the Long-Term Incentive Plan - Adoption of Performance Share Units". The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by options or RSUs, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities.

During the financial year ended August 31, 2018, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the Executive Chairman since the end of the financial year ended August 31, 2012, is entitled to receive RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, CEO	50.0%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Willem Jan te Niet, Vice President, Sales ─ EMEA	35.0%
Dana Yearian, Vice President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

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

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2018, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section "Summary Compensation Table" hereof, all of the NEOs, with the exception of the Executive Chairman as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation's objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2018, there were no options granted and none outstanding.

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any RSU issued is non-transferable, except in the event of death, for legal representative. If the proposed amendments are adopted, this paragraph will also apply to any PSU granted pursuant to the LTIP. As at August 31, 2018, there were a total of 1,615,152 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.02 (CA$5.10) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 11,792,893 Subordinate Voting Shares, which represents 21.4% of the Corporation's issued and outstanding voting shares as of August 31, 2018. The adoption of PSUs, if approved, shall not increase the number of Subordinate Voting Shares subject to the LTIP and DSU Plan. From this total, 4,489,738 Subordinate Voting Shares have been issued and 1,796,841 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 11% of the Corporation's issued and outstanding voting shares as of August 31, 2018, leaving 5,506,314 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 10% of the issued and outstanding voting shares as of August 31, 2018.

All of the Subordinate Voting Shares covered by options that expire or are cancelled become reserved Subordinate Voting Shares for the purposes of options or RSUs that may be subsequently granted under the terms of the LTIP. No participant shall hold in total options to purchase, RSUs and DSUs representing more than 5% of the number of Subordinate Voting Shares issued and outstanding from time to time. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider's associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation. If the proposed amendments are adopted, PSUs shall be calculated in the limitations described above together with options, RSUs and DSUs. Options vest at a rate as determined by the Board of Directors. Options may be exercised in whole or in part once vested. Options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant (the "Option Period") or they will be forfeited provided however that the Option Period shall be automatically extended if the date on which it is scheduled to terminate falls during a blackout period or within ten (10) business days after the last day of a blackout period. In such cases, the Option Period shall terminate ten (10) business days after the last day of a blackout period.

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2018	October 19, 2017	15,000	4.00	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2018	154,833	4.45
	February 2, 2018	30,000	4.62
	October 19, 2017	211 155	4.00

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	November 13, 2017	9,633	4.30
	Total	420,621
August 31, 2017	October 19, 2016	38,300	4.01	50% on each of the third and fourth anniversary dates of the grant.
	January 18, 2017	153,700	5.10
	April 5, 2017	123,110	4.89
	October 19, 2016	207,269	4.01

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

The LTIP provides that any RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The LTIP provides that any RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP also provides that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the RSU holder, the RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of a RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which a RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option or RSU may first be exercised or the time during which an option or RSU or any part thereof will become exercisable.

The LTIP currently provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares to participating directors, officers, employees and other persons or companies providing ongoing management or consulting services of the Corporation and its subsidiaries. We propose to adopt certain changes to the LTIP this year, primarily to allow for the issuance of an additional class of awards to be known as Performance Share Units ("PSUs").  The following is a summary of the new provisions for the issuance of PSUs proposed to be included in the LTIP, a copy of which plan is provided in Exhibit 4.59 to this Annual Report. The disclosure in this Annual Report is qualified by reference to such exhibit.

The purpose of the adoption of PSUs under the LTIP, in addition to options and RSUs, is to allow the Board to establish specific performance objectives which must be attained for any PSUs to be earned, and any applicable reduction or increase in the number of Subordinate Voting Shares underlying any PSU depending on the level of attainment of the relevant performance objectives. Unlike RSUs, the number of PSUs that will ultimately vest will adjust based on the performance objectives as measured against pre-determined targets by the Board of Directors. As the Corporation's performance improves, as measured against the pre-determined targets, the number of units that will ultimately vest increases, capping out at a predetermined maximum number of units. PSUs will be settled in Subordinate Voting Shares on the vesting date.

The Board of Directors, upon recommendation from the Human Resources Committee, will designate the recipients of PSUs and determine the number of Subordinate Voting Shares covered by such PSUs, the date(s) of vesting, the performance objective(s) which must be attained for any PSUs to be earned, any applicable reduction or increase in the number of Subordinate Voting Shares underlying any PSU depending on the level of attainment of the relevant performance objective(s), the expiry date and any other conditions relating to the PSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. The Board of Directors will also determines the level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest and the number of Subordinate Voting Shares underlying such PSUs, no later than the fifth business day following the public release of the Corporation's financial results for the financial year in respect of which the performance objective(s) have been set (or the last financial year in respect of which the performance objective(s) have been set in the case of objective(s) covering more than one financial year).

The adoption of PSUs shall not increase the number of Subordinate Voting Shares subject to the LTIP. The fair value at the time of grant of a PSU is equal to the market value of Subordinate Voting Shares at the time the PSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any PSU issued is non-transferable, except in the event of death, for legal representative.

Unless otherwise determined by the Board of Directors, any PSU granted pursuant to the LTIP will expire: (i) on the vesting date where the performance objectives have not been attained as determined by the Board of Directors; (ii) immediately, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers; and (iii) at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

The amended LTIP will provide that any PSU award will be eligible to the regular vesting as established by the Board of Directors at the time of grant, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The amended LTIP will also provide that any PSU award will be eligible to the regular vesting as established by the Board of Directors at the time of grant, upon: (i) the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of permanent disability; and (ii) participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the PSU holder. The amended LTIP will also provide that any PSU award will be eligible to accelerated vesting assuming 100% of the level of attainment of the performance objective(s), as established by the Board of Directors at the time of grant, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death. Furthermore, in case of a PSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which a PSU holder is entitled.

Under the amending provisions adopted in January 2018, the Board of Directors may amend the LTIP and the DSU Plan or any options, Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs") issuable thereunder at any time without the consent of the holders of such securities provided that such amendment shall (i) not adversely alter or impair any securities previously granted except as permitted by the terms of the plans, (ii) be subject to any required approval of any securities regulatory authority or stock exchange, and (iii) be subject to shareholder approval, where required, by law, stock exchange requirements or the plans themselves, provided however that actions which do not require shareholder approval include, without limitation, the following actions:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP or the DSU Plan;
•	amendments necessary to comply with applicable laws or the requirements of any securities regulatory authority or stock exchange;
•	changing the eligibility for, and limitations on, participation in the LTIP and the DSU Plan;
•
modifying the terms and conditions of any options, RSUs and DSUs, including restrictions, not inconsistent with the terms of the LTIP and the DSU Plan, which terms and conditions may differ among individual grants and holders of such securities;

•
modifying the periods referred to in the LTIP during which vested options may be exercised, provided that the option period is not extended beyond ten years after the date of the granting of the option;

•	amendments with respect to the vesting period, with respect to circumstances that would accelerate the vesting of options or RSUs, or the redemption of DSUs;
•	any amendment resulting from or due to the alteration of share capital as more fully set out in the LTIP and the DSU Plan;
•	amendments to the provisions relating to the administration of the LTIP and the DSU Plan; and
•	suspending or terminating the LTIP and the DSU Plan.

 For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

•	a reduction in the exercise price of options held by an insider;
•	an extension of the exercise period of options held by an insider;
•	any amendment to remove or to exceed the limits on insider participation;
•	an increase to the maximum number of Subordinate Voting Shares issuable under the LTIP and the DSU Plan; and
•	any amendment to the amendment provisions of the LTIP and the DSU Plan.

For the first three bullet points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded. In addition, with respect to the last bullet point above, where the amendment will disproportionately benefit one or more insiders over other holders of options, RSUs or DSUs, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded. If the proposed amendments are adopted, the amending provisions will also apply to PSUs, in the same manner as for the RSUs, in accordance with the LTIP. The amending provisions of the LTIP will refer to "Units" instead of RSUs, making the amending provisions applicable, without other changes, to such Units. A Unit is defined as a PSU or a RSU granted under the LTIP. The full text of the proposed amendments to the LTIP is provided in Exhibit 4.59 to this Annual Report.

With the adoption of PSUs, the amending provisions of the LTIP will refer to "Units" instead of RSUs, making the amending provisions applicable, without other changes, to such Units. A Unit is defined as a PSU or a RSU granted under the LTIP.

The full text of the proposed LTIP is included in our 2018 Annual Information Form on Form 20-F under Exhibit 4.59, which was filed on November 27, 2018 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the U.S.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2017 to August 31, 2018, was 420,621 having a weighted average fair value at the time of grant of US$4.22 (CA$5.25) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2018, there were a total of 1,615,152 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.02 (CA$5.10) per RSU.

The RSUs are redeemed for Subordinate Voting Shares issued from treasury on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2018.

During the financial year ended August 31, 2018, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	51,353	12.21%	4.00	October 19, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	27,266	6.48%	4.00	October 19, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Willem Jan te Niet	20,153	4.79%	4.00	October 19, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	25,302	6.02%	4.00	October 19, 2017

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
(4)
Those RSUs granted in the financial year ended August 31, 2018 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation's IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 15% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2020; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2020. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2021.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2018:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	306,951	18.98%	3.82
Board of Directors (four (4) individuals)	–	–	–
Management and Corporate Officers (ten (10) individuals)	666,204	41.25%	3.64

Option Grants in Last Financial Year

There were no options to purchase the Corporation's Subordinate Voting Shares granted during the financial year ended August 31, 2018 and thereafter until November 1, 2018. As at November 1, 2018, there were no options granted and none outstanding.

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

When a participant ceases to act as a director, the participant (or in the case of death, the beneficiary of the DSUs) may cause the Corporation to redeem the DSUs by filing a notice of redemption with the Corporation's Secretary specifying the redemption date. If the participant or his/her beneficiary or legal representative, as the case may be, fails to file such a notice, the redemption date shall be December 15 of the first calendar year commencing after the year the participant ceased to act as a director. Within ten business days after the redemption date, the participant shall receive, at the discretion of the Corporation, in satisfaction of the number of DSUs credited to his or her account on such date, any of the following: (a) a number of Subordinate Voting Shares purchased on the open market having a value, net of any applicable withholdings, equal to the market value of a Subordinate Voting Share on the redemption date multiplied by the number of DSUs credited to his or her notional account on the payment date, (b) a number of Subordinate Voting Shares issued by the Corporation equal to the number of DSUs credited to his or her notional account on the payment date, or (c) any combination of clauses (a) and (b). If a participant dies after ceasing to act as a director, but before filing a redemption notice, these provisions shall apply with such modifications as the circumstances require.

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

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2018 was 65,745. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2018, there were a total of 181,689 DSUs credited and outstanding pursuant to the DSU Plan having a weighted average fair value at the time of grant of US$4.01 (CA$5.05).

During the financial year ended August 31, 2018, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
65,745	4.10	269,555	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2018:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (four (4) individuals)	181,689	100%	728,573	4.01

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2018, 65,745 DSUs and 420,621 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the DSU Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 11,792,893, which represents 21.4% of the Corporation's issued and outstanding voting shares as at August 31, 2018. If the proposed amendments are adopted, the awards of PSUs will be issued from the same pool of Subordinate Voting Shares and the adoption of PSUs will not increase the number of Subordinate Voting Shares subject to the LTIP. As at August 31, 2018, the number of Subordinate Voting Shares reserved for future issuance is 5,506,314 representing 10% of the Corporation's issued and outstanding voting shares as at August 31, 2018.

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

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2014, January 2015, October 2015, January 2016, October 2016, January 2017 and January 2018.

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

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2009.

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

From September 1, 2017 until November 1, 2018, 5,550 Stock Appreciation Rights ("SARs") were exercised.

During the financial year ended August 31, 2018, 3,800 SARs were granted to employees. As at August 31, 2018, there were 25,046 SARs outstanding.

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

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the "DPSP") for certain eligible Canadian resident employees, including NEOs but excluding the Corporation's Executive Chairman, under which the Corporation may elect to match the employees' contributions up to a maximum of 4% of an employee's gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2016, 2017 and 2018 amounted to US$1,374,000, US$1,571,000 and US$1,610,000, respectively. The amounts contributed to the DPSP are invested at the employee's will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife), the Corporation's fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee's current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require, the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant's current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2016, 2017 and 2018, the Corporation made aggregate contributions of US$622,000, US$630,000 and US$591,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2018 Performance and Compensation

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

The following table highlights the NEOs early vesting achievement in accordance with the Corporation's LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 16, 2014	October 16, 2018	7%
October 15, 2015	October 15, 2018	17%

(1)	The vesting schedules are provided in the table under the heading "Long-Term Incentive Plan".

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

Compensation Elements	2018	2017(1)	2016	Three-Year Total
Cash
Base Salary	CA$588,350	CA$717,500	CA$700,000	CA$2,005,850
Short-Term Incentive	CA$160,800	CA$262,962	CA$331,115	CA$754,877
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$749,150	CA$980,462	CA$1,031,115	CA$2,760,727
Contribution to DPSP	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$749,150	CA$980,462	CA$1,031,115	CA$2,760,727
Annual Average	–	–	–	CA$920,242
Total Market Capitalization (CA$ millions) as at August 31	318.0	322.3	231.9	290.7
Total Cost as a % of Market Capitalization	0.24%	0.30%	0.44%	0.32%

(1)	On April 1, 2017, Mr. Germain Lamonde stepped down as CEO and became Executive Chairman of the Corporation.

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

Compensation Elements	2018	2017(1)	2016(2)	Three-Year Total
Cash
Base Salary	CA$522,750	CA$512,500	CA$394,231	CA$1,429,481
Short-Term Incentive	CA$115,396	CA$118,531	CA$142,590	CA$376,517
Equity
Long-Term Incentive	CA$256,251	CA$531,256	CA$749,999	CA$1,537,506
Total Direct Compensation	CA$894,397	CA$1,162,287	CA$1,286,820	CA$3,343,504
Contribution to DPSP	CA$986	CA$14,346	CA$9,135	CA$24,467
All Other Compensation	–	–	–	–
Total Compensation	CA$895,383	CA$1,176,633	CA$1,295,955	CA$3,367,971
Annual Average	–	–	–	CA$1,122,657
Total Market Capitalization (CA$ millions) as at August 31	318.0	322.3	231.9	290.7
Total Cost as a % of Market Capitalization	0.28%	0.37%	0.56%	0.39%

(1)	Mr. Philippe Morin was nominated CEO on April 1, 2017.
(2)	Mr. Philippe Morin was nominated COO on November 9, 2015.

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

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($) (2) (5)	Total Compensation ($)
					Annual Incentive Plans (2) (4)	Long-Term Incentive Plan
Germain Lamonde, Executive Chairman (6)	2018	460,800 (US) 588,350 (CA)	─ (US) ─ (CA)	–	125,940 (US) 160,800 (CA)	–	–	–	586,740 (US) 749,150 (CA)
	2017	543,067 (US) 717,500 (CA)	─ (US) ─ (CA)	–	199,032 (US) 262,962 (CA)	–	–	–	742,099 (US) 980,462 (CA)
	2016	527,188 (US) 700,000 (CA)	─ (US) ─ (CA)	–	249,371 (US) 331,115 (CA)	–	–	–	776,559 (US) 1,031,115 (CA)
Philippe Morin, CEO (7)	2018	409,422 (US) 522,750 (CA)	200,698 (US) 256,251 (CA)	–	90,379 (US) 115,396 (CA)	–	–	772 (US) 986 (CA)	701,271 (US) 895,383 (CA)
	2017	387,905 (US) 512,500 (CA)	402,101 (US) 531,256 (CA)	–	89,715 (US) 118,531 (CA)	–	–	10,858 (US) 14,346 (CA)	890,579 (US) 1,176,633 (CA)
	2016	296,905 (US) (8) 394,231 (CA)	564,844 (US) 749,999 (CA)	–	107,388 (US) 142,589 (CA)	–	–	6,879 (US) 9,135 (CA)	976,016 (US) 1,295,954 (CA)

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)	Total Compensation ($)
					Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Pierre Plamondon, CFO and Vice President, Finance	2018	241,535 (US) 308,392 (CA)	106,561 (US) 136,057 (CA)	–	60,189 (US) 76,850 (CA)	(9)	–	–	7,833 (US) 10,002 (CA)	416,118 (US) 531,301 (CA)
	2017	228,841 (US) 302,345 (CA)	100,176 (US) 132,352 (CA)	–	46,116 (US) 60,928 (CA)		–	–	11,006 (US) 14,541 (CA)	386,139 (US) 510,166 (CA)
	2016	221,502 (US) 294,110 (CA)	91,220 (US) 121,122 (CA)	–	82,291 (US) 109,266 (CA)		–	–	9,064 (US) 12,035 (CA)	404,077 (US) 536,533 (CA)
Willem Jan te Niet, Vice President, Sales — EMEA (10)	2018	243,191 (US) 310,506 (CA) 203,940 (€)	80,612 (US) 102,925 (CA) 67,601 (€)	–	141,296 (US) 180,406 (CA) 118,491 (€)		–	–	19,455 (US) 24,841 (CA) 16,315 (€)	484,554 (US) 618,678 (CA) 406,347 (€)
	2017	226,587 (US) 299,367 (CA) 206,625 (€)	66,891 (US) 88,376 (CA) 60,998 (€)	–	104,094 (US) 137,529 (CA) 94,923 (€)		–	–	7,912 (US) 10,454 (CA) 7,215 (€)	405,484 (US) 535,726 (CA) 369,761 (€)
	2016	9,160 (US) (11) 12,162 (CA) 8,250 (€)	32,384 (US) 43,000 (CA) 29,168 (€)	–	–		–	–	–	41,544 (US) 55,162 (CA) 37,418 (€)
Dana Yearian, Vice President, Sales — Americas	2018	242,897 (US) 310,131 (CA)	101,208 (US) 129,222 (CA)	–	152,285 (US) 194,438 (CA)		–	–	7,667 (US) 9,789 (CA)	504,057 (US) 643,580 (CA)
	2017	238,134 (US) 314,623 (CA)	99,223 (US) 131,094 (CA)	–	156,675 (US) 206,999 (CA)		–	–	7,049 (US) 9,314 (CA)	501,081 (US) 662,030 (CA)
	2016	233,465 (US) 309,995 (CA)	97,087 (US) 128,913 (CA)	–	181,465 (US) 240,949 (CA)		–	–	7,049 (US) 9,360 (CA)	519,066 (US) 689,217 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2768 = US$1.00 for the financial year ended August 31, 2018, CA$1.3212= US$1.00 for the financial year ended August 31, 2017 and CA$1.3278= US$1.00 for the financial year ended August 31, 2016. The compensation information for the Netherlands resident has been converted from Euros to US dollars based upon an average foreign exchange rate of €0.8386 = US$1.00 for the financial year ended August 31, 2018, €0.9119 = US$1.00 for the financial year ended August 31, 2017 and €0.9007 = US$1.00 for the financial year ended August 31, 2016 and the conversion from US dollars to Canadian dollars is made as described above.

(3
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

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:
Name	Paid during the Financial Year Ended August 31, 2018 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2019 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2018 (i) ($)
Germain Lamonde	‒ ‒	(US) (CA)	125,940 160,800	(US) (CA)	125,940 160,800	(US) (CA)
Philippe Morin	‒ ‒	(US) (CA)	90,379 115,396	(US) (CA)	90,379 115,396	(US) (CA)
Pierre Plamondon	‒ ‒	(US) (CA)	60,189 76,850	(US) (CA)	60,189 76,850	(US) (CA)

Name	Paid during the Financial Year Ended August 31, 2018 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2019 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2018 (i) ($)
Willem Jan te Niet	98,431 125,676 82,544	(US) (CA) (€)	42,865 54,730 35,947	(US) (CA) (€)	141,296 180,406 118,491	(US) (CA) (€)
Dana Yearian	101,781 129,954	(US) (CA)	50,504 64,484	(US) (CA)	152,285 194,438	(US) (CA)

(i)	Refer to note 2 above.
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

(9)	Including a discretionary bonus of CA$10,000 (US$12,768).
(10)	Mr. Willem Jan te Niet joined the Corporation as Vice President, Sales — EMEA on August 15, 2016.
(11)
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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2018, if any, including those granted before August 31, 2018.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised "in-the-money" Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	–	–	–
Philippe Morin	–	–	–	–	306,591	1,355,132	–
Pierre Plamondon	–	–	–	–	128,189	566,595	–
Willem Jan te Niet	–	–	–	–	46,834	207,006	–
Dana Yearian	–	–	–	–	122,707	542,365	–

(1)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No option-based awards of the Corporation were held during the financial year ended August 31, 2018 by the NEOs.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2018, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2018, if any.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	‒	125,940
Philippe Morin	‒	90,379
Pierre Plamondon	82,610	60,189
Willem Jan te Niet	‒	141,296
Dana Yearian	76,134	152,285

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the daily exchange rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2018 (as indicated under the "Summary Compensation Table").

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

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's CFO and Vice-President, Finance. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

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

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2018, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)	Voluntary ($)
Germain Lamonde	1,299,404 (US) 1,702,624 (CA)	(5)	1,299,404 (US) 1,702,624 (CA)	0	(6)
Philippe Morin	1,127,657 (US) 1,472,105 (CA)		1,755,553 (US) 2,291,780 (CA)	–
Pierre Plamondon	549,824 (US) 717,774 (CA)		990,107 (US) 1,293,631 (CA)	–
Willem Jan te Niet	227,726 (US) 297,291 (CA) 195,456 (€)		365,413 (US) 477,032 (CA) 313,632 (€)	–
Dana Yearian	540,907 (US) 706,133 (CA)		1,141,723 (US) 1,494,171 (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2018 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde's evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled "Long-Term Incentive Compensation – Long-Term Incentive Plan" for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.2768 = US$1.00 as of August 31, 2018. The aggregate amount for Netherlands resident has been converted from Euros to US dollars based upon a foreign exchange rate of €0.8386 = US$1.00 as of August 31, 2018.

(3)	"Change of Control" is defined as a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2018 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2018 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled – "Outstanding share-based awards and option-based awards".

(6)	Mr. Lamonde did not hold any RSUs or options on August 31, 2018.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. Since June 2017 pursuant to our internal policy, our Directors have the obligation to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members. The significant terms of the DSU Plan are described herein under the section entitled "Long-Term Incentive Compensation – Deferred Share Unit Plan".

	From September 1, 2017 to August 31, 2018
Annual Retainer for Directors (1)	CA$70,000	(2)	US$54,825	(3)
Annual Retainer for Lead Director	CA$10,000		US$7,832	(3)
Annual Retainer for Audit Committee Chairman	CA$12,000		US$9,398	(3)
Annual Retainer for Audit Committee Members	CA$4,500	(4)	US$3,524	(3)
Annual Retainer for Human Resources Committee Chairman	CA$7,000		US$5,482	(3)
Annual Retainer for Human Resources Committee Members	CA$4,500	(4)	US$3,524	(3)

(1)
All the Directors elected to receive 100% of their Annual Retainer for Directors in form of DSUs except Mr. Pierre-Paul Allard who elected to receive 50% of his Annual Retainer in form of DSUs and Mr. François Côté, who elected to receive 75% of his Annual Retainer in form of DSUs.

(2)
The Annual Retainer for Mr. François Côté and Mr. Claude Séguin is CA$70,000 (US$54,825). The Annual Retainer for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy E. Tornes is US$70,000 (CA$89,376).

(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2768 = US$1.00 for the financial year ended August 31, 2018.
(4)
The Annual Retainer for Audit Committee Members and Human Resources Committee Members is CA$4,500 (US$3,524) for Mr. François Côté and Mr. Claude Séguin and US$4,500 (CA$5,746) for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy Tornes.

In the financial year ended August 31, 2018, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)	Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Pierre-Paul Allard	28,528 (US) 36,424 (CA)	–	–	–	–	–	28,528 (US) 36,424 (CA)
François Côté	71,663 (US) 91,500 (CA)	–	–	–	–	–	71,663 (US) 91,500 (CA)
Angela Logothetis	79,000 (US) 100,867 (CA)	–	–	–	–	–	79,000 (US) 100,867 (CA)
Claude Séguin	67,747 (US) 86,500 (CA)	–	–	–	–	–	67,747 (US) 86,500 (CA)
Randy E. Tornes	79,000 (US) 100,867 (CA)	–	–	–	–	–	79,000 (US) 100,867 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2768 = US$1.00 for the financial year ended August 31, 2018 except for compensation amounts paid to Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy E. Tornes which were paid in US dollars. Subject to our internal policy, the fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)	Cash ($)	Total ($)
Pierre-Paul Allard	12,639 (US) 16,137 (CA)	15,889 (US) 20,287 (CA)	28,528 (US) 36,424 (CA)
François Côté	41,118 (US) 52,500 (CA)	30,545 (US) 39,000 (CA)	71,663 (US) 91,500 (CA)
Angela Logothetis	79,000 (US) 100,867 (CA)	‒ (US) ‒ (CA)	79,000 (US) 100,867 (CA)
Claude Séguin	67,747 (US) 86,500 (CA)	‒ (US) ‒ (CA)	67,747 (US) 86,500 (CA)
Randy E. Tornes	70,000 (US) 89,376 (CA)	9,000 (US) 11,491 (CA)	79,000 (US) 100,867 (CA)

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2018, if any, including awards granted before August 31, 2018.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
François Côté	27,710	122,478	–
Angela Logothetis	27,958	123,574	–
Claude Séguin	46,299	204,642	–
Randy E. Tornes	79,722	352,371	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Share-Based Awards

In the financial year that ended August 31, 2018, none of the DSUs of Directors vested with the exception of Mr. Pierre-Paul Allard, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board for the financial year that ended August 31, 2018:

Name	Number of DSUs Converted	Aggregate Value Realized (US$) (1)
Pierre-Paul Allard (2)	58,335	250,291

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Allard ceased to be a member of the Board of Directors as of January 9, 2018.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2018, or that may be issued, under the Corporation's LTIP and DSU Plan, both of which were approved by the Corporation's shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, RSUs and DSUs (#) (a)	Weighted-Average Exercise Price of Outstanding Options, RSUs and DSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
LTIP – RSUs	1,615,152	n/a (1)	5,506,314
LTIP – Options	–	–
DSU Plan – DSUs	181,689	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual the following table sets out the burn rate of the awards granted under the Corporation's security-based compensation arrangements as of the end of the financial years ended August 31, 2018, August 31, 2017 and August 31, 2016. As at November 1, 2018 the only security-based compensation arrangements are the LTIP and the DSU Plan. The table below sets out the burn rate for such security-based compensation arrangements. The burn rate is calculated by dividing the number of options or RSUs, as applicable, granted under the respective plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year:

	Year ended August 31, 2018	Year ended August 31, 2017	Year ended August 31, 2016
Number of RSUs granted	420,621	527,143	572,008
Number of Options granted	‒	‒	‒
Number of DSUs granted	65,745	45,058	44,970
Weighted average number of securities outstanding for the applicable year	54,998,000	54,423,000	53,863,000
Annual burn rate of RSUs	0.8%	1.0%	1.1%
Annual burn rate of Options	‒	‒	‒
Annual burn rate of the DSUs	0.1%	0.1%	0.1%

PERFORMANCE GRAPH

The below line graph compares the cumulative total shareholder return of the Corporation's Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2018. It assumes that the initial value of the investment in the Corporation's Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2013. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the Executive Chairman, CEO and CFO are included in each period but the other named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section "Summary Compensation Table".

The Corporation's Stock Performance
(September 1, 2013 to August 31, 2018)

	August 31,
	2013	2014	2015	2016	2017	2018
EXFO Subordinate Voting Shares (CA$)	$100	$102	$87	$92	$124	$124
S&P/TSX Composite Index (CA$)	$100	$123	$109	$115	$119	$128
NEOs' total compensation (in millions of CA$)	$2.3	$2.6	$2.6	$4.1	$3.9	$3.4

The line graph reflects that EXFO underperformed the S&P/TSX Composite Index in fiscal years 2014, 2015, 2016 and in 2018 and performed better in 2017. At the end of the five-year measurement period, the performance gap between EXFO and the S&P/TSX Composite Index was relatively small. Total shareholder return for the Corporation increased slightly in 2014, dropped in 2015, recovered in 2016 and especially in 2017, then stabilized in 2018. Total shareholder return for the Index increased in 2014, 2016, 2017 and 2018, while it declined in 2015.

The Corporation was negatively impacted by uneven macro-economic conditions and irregular telecom spending during this five-year period. Its sales were also affected by global exchange rates, notably the increase of the US dollar versus a basket of currencies like the Canadian dollar, British pound and Euro. The Index, meanwhile, suffered from lower prices for natural resources in 2015, but it was less perturbed by unsteady macro-economic conditions. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart on the previous page illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation's share price performance in 2016, but not in 2014 and 2015 as well as in 2017 and 2018. The following information should be considered when analyzing the chart:

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

•
The Corporation's share performance increased from September 1, 2015 to August 31, 2016. Total compensation received by the NEOs during this period also increased but at a higher rate than the Corporation's share price. It should be noted that the Corporation hired an executive to the newly created position of Chief Operating Officer in the early part of the financial year, which contributed to the increase in total compensation received by the NEOs during this period.

•
The Corporation's share performance increased from September 1, 2016 to August 31, 2017. Total compensation received by the NEOs decreased during this period as certain financial targets were not met, which consequently was aligned with shareholders' interests.

•
The Corporation's share price remained relatively flat as at August 31, 2018 compared to the previous financial year, while total compensation received by the NEOs decreased during that period as certain financial targets were not met. In addition, fewer Restricted Share Units (RSUs) were attributed to the CEO in 2018 than in the previous year, while the Executive Chairman accepted a reduced compensation plan after transitioning from his former role as CEO.

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

DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$157,350 from September 30, 2018 to September 30, 2019, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$20 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.	Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 9, 2019. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

GERMAIN LAMONDE
	St-Augustin-de-Desmaures, Quebec, Canada Director since September 1985 Not Independent (Management) Principal Occupation: Executive Chairman of the Board of Directors

Germain Lamonde, Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company's Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market and the world's #1 fiber/highspeed testing company, with customers in over one hundred countries. Today as Executive Chairman, Mr. Lamonde leads EXFO's acquisitions strategy and is actively involved in defining the company's growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development. Mr. Lamonde presently serves on the Board of QG100 and was recently appointed Chairman of the Quebec Digital Transformation Council and Chairman of ENCQOR the Canada–Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation. Mr. Lamonde holds a bachelor's degree in engineering physics from Université de Montréal's school of engineering (Polytechnique Montréal) and a master's degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and a Fellow of the Canadian Academy of Engineering.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors			7/7	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)		Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2) and RSUs (US$)
August 31, 2018	3,561,174 (4)	31,643,000 (5)	‒		35,204,174	155,602,449

(1)	From September 1, 2017 until November 1, 2018, Mr. Lamonde attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)
Mr. Lamonde exercises control over 2,791,666 Subordinate Voting Shares through 9356-9036 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 400,000 Subordinate Voting Shares through 9356-9010 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 316,247 Subordinate Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises direct control over 53,261 Subordinate Voting Shares.

(5)
Mr. Lamonde exercises control over 24,743,000 Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 5,000,000 Multiple Voting Shares through 9356-9036 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 1,900,000 Multiple Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya, Aspire Food Group, the Fondation Martin Matte and Purkinje, a Montreal health IT growth company as lead Director. Mr. Côté serves on the Advisor Committee of Groupe Morneau and is also acting as an advisor to different companies' CEOs.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	90% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2018	6,500	27,710	34,210	151,208

(1)	From September 1, 2017 until November 1, 2018, Mr. Côté attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

ANGELA LOGOTHETIS
Bath United Kingdom Director since January 2017 Independent Principal Occupation: Vice-President and CTO, Amdocs Open Network (1)

Angela Logothetis has more than twenty-five (25) years of international experience in the telecommunications industry. She has been strategically engaged in the industry's major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world's largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice-President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	80% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2018	‒	27,958	27,958	123,574

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	From September 1, 2017 until November 1, 2018, Ms. Logothetis attended five (5) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

PHILIPPE MORIN
Montreal, Quebec Canada Director since January 2018 Not Independent (Management) Principal Occupation: CEO of the Corporation

Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017 and is responsible for the Corporation's strategy and financial directions, goals and results. He has more than thirty (30) years of experience in the telecommunications industry and joined EXFO in November 2015 as Chief Operating Officer (COO) leading the company's global sales leadership, market development, and product strategy. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice-President and General Manager of Optical Networks. Philippe Morin holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, Canada, and a master's degree in business administration (MBA) from McGill University in Montreal, Canada.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors	4/4	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	RSUs (#)	Total Shares and RSUs (#)	Total Market Value (2) of Shares (3) and RSUs (US$)
August 31, 2018	600,000	306,591	906,591	4,007,132

(1)	Mr. Morin joined our Board of Directors in January 2018. From January 10, 2018 until November 1, 2018, Mr. Morin attended three (3) board meetings in person and one (1) board meeting by telephone.
(2)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Director

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal, Centraide of Greater Montreal Foundation and was recently elected Chairman of the Fonds de solidarité FTQ, a $14B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2018	–	46,299	46,299	204,642

(1)	From September 1, 2017 until November 1, 2018, Mr. Séguin attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President, Client Partner for AT&T at Aricent (1)

Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Client Partner for AT&T at Aricent, An Altran Company. Prior to joining Aricent, Mr. Tornes was Vice-President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2018	–	79,722	79,722	352,371

(1)	Aricent is a global design and engineering company.
(2)	From September 1, 2017 until November 1, 2018, Mr. Tornes attended five (5) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

With the exception of Mr. Philippe Morin (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

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

Mr. Philippe Morin acted as an executive officer of Nortel Networks Corporation ("Nortel") and its affiliates from 2006 to 2010 as President Metro Ethernet Networks. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

From September 1, 2017 through November 1, 2018, the Board met a total of seven (7) times. Each member attended all meetings.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in October 2018, the Audit Committee reviewed the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2018, the audit committee is composed of four independent Directors: François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Claude Séguin.

From September 1, 2017 through November 1, 2018, the Audit Committee met a total of five (5) times. Each member attended all meetings except for Mr. Allard who was absent at one (1) meeting.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2014 and in October 2017, the Human Resources Committee reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to our 2014 Annual Report and as Exhibit 11.15 to our 2017 Annual Report, the Human Resources Committee reviewed and amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman which is also readily available from EXFO's website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2018, the Human Resources Committee is composed of four (4) independent Directors: François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is François Côté.

From September 1, 2017 through November 1, 2018, the Human Resources committee met a total of five (5) times and all members attended all meetings.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the executive chairman, the chief executive officer, the chief financial officer, the director of investor relations, the director of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2017 through November 1, 2018, four (4) meetings of independent Directors without management occurred and all members attended all meetings. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 ("MI 52‑110"). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2018 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading "Nominees for Election as Directors and their Beneficial Ownership of Voting Securities".

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

EXFO's Corporate Governance Practices

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

In July 2018, we amended our Ethics and Business Conduct Policy and our Agent Code of Conduct to remove the exception for facilitation payments. In March 2017, we amended our Disclosure Guidelines to add the Executive Chairman as a member of the Disclosure Committee. In June 2017, we also amended our Director Share Ownership Policy and our Board of Directors Corporate Governance Guidelines in order to introduce mandatory obligations for our Directors to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members.

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

Our 2018 Annual Information Form on Form 20-F (also filed with the Securities and Exchange Commission ("SEC")), which will be available on or before November 29, 2018 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

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

As of November 1, 2018, we had a total of 1,803 employees, up from a total of 1,577 on November 1, 2017. We have 718 employees in Canada, primarily based in the province of Quebec, and 1,085 employees based outside of Canada. 620 are involved in research and development, 353 in manufacturing, 212 in sales and marketing, 478 in general administrative positions and 140 in communications and customer support. We have agreements with the majority of our employees covering confidentiality and non-competition. Our 91 manufacturing employees based in Quebec City plant are represented by a collective agreement through "Syndicat des employé(e)s d'EXFO". Our 60 employees in Spain are represented by a collective agreement through an independent union and 200 employees in Rennes, France, are represented by collective agreements through CFDT and CGT. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable "in-the-money" and "out-of-the-money" options and the beneficial ownership of our share capital as at November 1, 2018 by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2018				Total Subordinate Voting Shares Beneficially Owned (1)		Multiple Voting Shares Beneficially Owned (1)			Total Percentage of Voting Power
				"In-the-money"		"Out-of- the-money"
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	3,561,174	(2)	15.10	–	*	–	*	3,561,174	15.10	31,643,000	(3)	100	94.11
Philippe Morin	600,000		2.54	–	*	–	*	600,000	2.54	–		–	*
Pierre Plamondon	148,079	(4)	*	–	*	–	*	148,079	*	–		–	*
François Côté	6,500		*	–	*	–	*	6,500	*	–		–	*
Angela Logothetis	–		*	–	*	–	*	–	*	–		–	*
Claude Séguin	–		*	–	*	–	*	–	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Willem Jan te Niet	–		*	–	*	–	*	–	*	–		–	*
Dana Yearian	34,181		*	–	*	–	*	34,181	*	–		–	*
Other executive officers as a group	81,139		*	–	*	–	*	81,139	*	–		–	*
All of our Directors and executive officers as a group	4,431,073		18.78	–	*	–	*	4,431,073	18.78	31,643,000		100	94.37

*	Less than 1%.
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2018 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs and RSUs are not included.

(2)
The number of shares held by Germain Lamonde includes 3,191,666 subordinate voting shares held of record G. Lamonde Investissements Financiers Inc., 316,247 subordinate voting shares held of record by 9356-8988 Québec Inc. and 53,261 subordinate voting shares held by Germain Lamonde.

(3)
The number of shares held by Germain Lamonde includes 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers Inc. and 1,900,000 multiple voting shares held of record by 9356-8988 Québec Inc.

(4)	The number of shares held by Pierre Plamondon includes 6,874 subordinate voting shares held of record by Fiducie Pierre Plamondon.

There are no options outstanding as at November 1, 2018.

The following table presents information regarding Deferred Share Units and Restricted Share Units held by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2018.

Name	DSUs				RSUs
	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Germain Lamonde	–		–	–	–		–	–
Philippe Morin	–		–	–	109,890	(3)	5.95%	3.43
	–		–	–	54,945	(4)	2.98%	3.43
	–		–	–	47,529	(5)	2.57%	4.01
	–		–	–	38,110	(6)	2.06%	4.89
	–		–	–	4,764	(7)	0.26%	4.89
	–		–	–	51,353	(8)	2.78%	4.00
	–		–	–	34,892	(9)	1.89%	3.17
	–		–	–	43,615	(10)	2.36%	3.17
Pierre Plamondon	–		–	–	26,223	(11)	1.42%	3.71
	–		–	–	27,400	(12)	1.48%	3.23
	–		–	–	25,162	(5)	1.36%	4.01
	–		–	–	27,266	(8)	1.48%	4.00
	–		–	–	16,842	(9)	0.91%	3.17
	–		–	–	21,052	(10)	1.14%	3.17
François Côté	27,710	(13)	15.25%	3.90	–		–	–
Angela Logothetis	27,958	(13)	15.39%	4.21	–		–	–
Claude Séguin	46,299	(13)	25.48%	4.04	–		–	–
Randy E. Tornes	79,722	(13)	43.88%	3.96	–		–	–
Willem Jan te Niet	–		–	–	10,000	(14)	0.54%	3.33
	–		–	–	16,681	(5)	0.90%	4.01
	–		–	–	20,153	(8)	1.09%	4.00
	–		–	–	13,117	(9)	0.71%	3.17
	–		–	–	16,397	(10)	0.89%	3.17
Dana Yearian	–		–	–	24,310	(11)	1.32%	3.71
	–		–	–	28,355	(12)	1.54%	3.23
	–		–	–	24,744	(5)	1.34%	4.01
	–		–	–	25,302	(8)	1.37%	4.00
	–		–	–	16,282	(9)	0.88%	3.17
	–		–	–	20,353	(10)	1.10%	3.17

Name	DSUs			RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/RSU (2)
Other executive officers as a group	–	–	–	77,521	(5)	4.20%	4.01
	–	–	–	87,081	(8)	4.72%	4.00
	–	–	–	77,028	(9)	4.17%	3.17
	–	–	–	96,282	(10)	5.21%	3.17
	–	–	–	55,498	(11)	3.01%	3.71
	–	–	–	70,039	(12)	3.79%	3.23
	–	–	–	2,500	(15)	0.14%	3.55
	–	–	–	1,907	(16)	0.10%	3.27
	–	–	–	2,500	(17)	0.14%	3.00
	–	–	–	4,000	(18)	0.22%	4.01
	–	–	–	2,500	(19)	0.14%	5.10
	–	–	–	9,633	(20)	0.52%	4.30
	–	–	–	7,233	(21)	0.39%	4.45
Total	181,689	100%	4.01	1,238,459		67.08%	3.61
All of the directors and executive officers as a group	–	–	–	109,890	(3)	5.95%	3.43
	–	–	–	54,945	(4)	2.98%	3.43
	–	–	–	191,637	(5)	10.38%	4.01
	–	–	–	38,110	(6)	2.06%	4.89
	–	–	–	4,764	(7)	0.26%	4.89
	–	–	–	211,155	(8)	11.44%	4.00
	–	–	–	158,161	(9)	8.57%	3.17
	–	–	–	197,699	(10)	10.71%	3.17
	–	–	–	106,031	(11)	5.74%	3.71
	–	–	–	125,794	(12)	6.81%	3.23
	–	–	–	10,000	(14)	0.54%	3.33
	–	–	–	2,500	(15)	0.14%	3.55
	–	–	–	1,907	(16)	0.10%	3.27
	–	–	–	2,500	(17)	0.14%	3.00
	–	–	–	4,000	(18)	0.22%	4.01
	–	–	–	2,500	(19)	0.14%	5.10
	–	–	–	9,633	(20)	0.52%	4.30
	–	–	–	7,233	(21)	0.39%	4.45
Total	181,689	100%	4.01	1,238,459		67.08%	3.61

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

(9)	Those RSUs will vest on the third anniversary date of the grant in October 2018.

(10)	Those RSUs will vest on the third anniversary date of the grant in October 2018 on the attainment of performance objectives as determined by the Board of Directors.
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

(13)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(14)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in August 2016.
(15)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2015.
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
(20)
Those RSUs will vest on the fifth anniversary date of the grant in November 2017 but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives as determined by the Board of Directors. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant.

(21)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2018.

Escrowed Securities

To our knowledge as at November 1, 2018, 264,356 subordinate voting shares of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2018 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	3,561,174	15.10%	94.11%
9356-8988 Quebec Inc. (3)	1,900,000	6.00%	316,247	1.34%	5.68%
9356-9036 Quebec Inc. (3)	–	–	3,191,666	13.53%	0.94%
G. Lamonde Investissements Financiers Inc. (3)	29,743,000	94.00%	–	–	87.47%
Renaissance Technologies	–	–	1,390,372	5.89%	*
Graham Partners LP	–	–	1,181,999	5.01%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2018 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by 9356-8988 Quebec Inc. and 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers Inc.

(3)	9356-8988 Quebec Inc., 9356-9036 Quebec Inc. and G. Lamonde Investissements Financiers Inc. are companies controlled by Mr. Lamonde.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies has maintained majority ownership. According to publicly available information, Renaissance Technologies is EXFO's second-largest shareholder with 1.4 million subordinate voting shares or 5.9% of the public float, while Graham Partners LP owns 5.0% (1.2 million shares) of the public float.

As at November 12, 2018, 23,590,515 subordinate voting shares were outstanding. Approximately 94.21% (22,223,960) of our subordinate voting shares were held in bearer form and the remainder (1,366,555 subordinate voting shares) was held by 225 record holders. As at November 12, 2018, we believe approximately 58.24% of our outstanding subordinate voting shares were held in the United States.

B.	Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

From September 1, 2017 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, "Financial Statements" for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2018		2017		2016

Export Sales	$251,121	93%	$220,715	91%	$214,566	92%
Domestic Sales	18,425	7	22,586	9	18,027	8
	$269,546	100%	$243,301	100%	$232,583	100%

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

On September 8, 2017, we acquired a 33.1% interest in Astellia, a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence-enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8.6 million (US$10.3 million).

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17.3 million (US$21.4 million) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, we acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1.9 million (US$2.2 million), which brought our investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, we acquired an additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12.5 million (US$15.5 million), which brought our investment in Astellia to 88.4%, and provided us with control over Astellia.

We re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, we acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2.3 million (US$2.8 million), which brought our investment in Astellia to 97.3%.

Finally, on February 28, 2018, we entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total consideration of €0.7 million (US$0.8 million). The binding terms of the squeeze-out process gave us control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date we controlled 100% of Astellia's shares.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S., renamed EXFO Optics Inc. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.1 million (US$9.5 million) in cash, net of EXFO Optics' cash of €1.3 million (US$1.5 million) at the acquisition date.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4.8 million (US$3.7 million) and up to US$6.0 million for operating purposes were cancelled and replaced with a credit facility of CA$28.9 million (US$22.2 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

In addition, on December 21, 2017, we cancelled and replaced this renewed credit facility (that provided advances up to CA$28.9 million (US$22.2 million)), with new revolving credit facilities of up to CA$70.0 million (US$53.6 million) and US$9.0 million. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. As at August 31, 2018, an amount of $11.8 million was drawn from these credit facilities for bank loan and credit facilities.

On August 21, 2018, we announced a restructuring plan to accelerate the integration of our newly acquired monitoring and analytics technologies from Astellia and simplify our cost structure and optimize resources as we converge toward fewer sites and reduce our workforce.

This plan will result in pre-tax expenses of approximately $8 million, mainly for severance expenses, costs for remaining non-cancellable operating leases, write-off of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, we recorded severance expenses of $2.1 million, costs for remaining non-cancelable operating lease of $1.1 million, write-off of research and development income tax credits of $1.2 million and impairment of long-lived assets of $0.2 million, net of related income taxes of $1.2 million, for total after-tax restructuring charges of $3.4 million. The remainder of the restructuring charges, which mainly comprise of severance expenses, will be recorded in the first half of fiscal 2019.

In September 2018, as part of our fiscal 2018 restructuring plan and the shutdown of our operations in Toronto, Canada, we entered into a binding agreement to sell one of our buildings for net proceeds of $3.3 million. The transfer of ownership is expected to occur in the second quarter of fiscal 2019 and will result in a pre-tax gain of $1.9 million that will be recorded in our consolidated statement of earnings for that quarter.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2013 to August 31, 2014	5.70	4.13	5.88	4.51
September 1, 2014 to August 31, 2015	4.40	2.45	4.92	3.32
September 1, 2015 to August 31, 2016	4.32	2.57	5.44	3.61
September 1, 2016 to August 31, 2017	6.05	3.42	7.99	4.41
September 1, 2017 to August 31, 2018	4.70	3.20	5.81	4.29

September 1, 2016 to November 30, 2016 (2017 1st Quarter)	4.45	3.42	6.00	4.41
December 1, 2016 to February 28, 2017 (2017 2nd Quarter)	5.90	4.10	7.66	5.51
March 1, 2017 to May 31, 2017 (2017 3rd Quarter)	6.05	4.55	7.99	6.08
June 1, 2017 to August 31, 2017 (2017 4th Quarter)	5.30	3.83	7.15	4.84

September 1, 2017 to November 30, 2017 (2018 1st Quarter)	4.45	3.75	5.61	4.79
December 1, 2017 to February 28, 2018 (2018 2nd Quarter)	4.70	4.06	5.81	5.25
March 1, 2018 to May 31, 2018 (2018 3rd Quarter)	4.40	3.35	5.63	4.35
June 1, 2018 to August 31, 2018 (2018 4th Quarter)	4.41	3.20	5.77	4.29

May 2018	3.75	3.35	4.84	4.35
June 2018	3.50	3.20	4.61	4.30
July 2018	3.95	3.35	5.13	4.29
August 2018	4.41	3.73	5.77	4.91
September 2018	4.30	3.65	5.75	4.87
October 2018	3.86	2.75	4.93	3.60
November 2018 (until November 12)	3.35	2.78	4.40	3.64

C.	Markets

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

On November 12, 2018, the last reported sale price for our subordinate voting shares on the NASDAQ Global Select Market was US$3.35 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$4.40 per share.

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

United States Taxation

The information set forth below under the caption "United States Taxation" is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "United States Taxation" deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and who do not at any time own, nor are treated as owning, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of shares of all classes of our stock.

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

If a partnership or other flow-through entity holds subordinate voting shares, the U.S. federal income tax treatment of a partner or other owner will generally depend upon the status of the partner or other owner and upon the activities of the partnership or other flow-through entity. If you are a partner or other owner of a partnership or other flow-through entity holding subordinate voting shares, you should consult your tax advisor.

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

Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. In the case of a taxable corporate U.S. Holder, such dividends will be taxable as ordinary income and will not be eligible for the corporate dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. In the case of a non-corporate U.S. Holder, including individuals, such dividends should generally be eligible for a maximum tax rate of 23.8% provided, as we believe to be the case, that we are not a "passive foreign investment company". To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain, nor do we plan on maintaining, calculations of our earnings and profits for U.S. federal income tax purposes.

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

Generally, "excess distributions" are the parts of any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the subordinate voting shares during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the subordinate voting shares.

Under the passive foreign investment company rules,

•	the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the subordinate voting shares;
•
the amount allocated to the taxable year in which the gain or excess distribution was realized and to taxable years prior to the first year in which we were classified as a PFIC would be taxable as ordinary income; and

•
the amount allocated to each other prior year would be subject to tax as ordinary income at the highest tax rate in effect for that tax year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

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

Market Risk

Currency Risk

Our functional currency is the Canadian dollar. We have adopted the US dollar as our reporting currency as it is the most commonly used reporting currency in our industry. We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. We do not enter into forward exchange contracts for trading or speculative purposes. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

The following tables summarize the forward exchange contracts in effect as at August 31, 2018, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

US dollars – Canadian dollars forward exchange contracts

	Years ending August 31,
	2019	2020	2021

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$26,400	$15,700	$3,700
Weighted average contractual forward rates	1.3029	1.2756	1.2703

US dollars – Indian rupees forward exchange contracts

Year ending August 31, 2019

Forward exchange contracts to sell US dollars in exchange for Indian rupees
Contractual amount	$4,600
Weighted average contractual forward rate	67.68

Fair Value

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2018 and for which such risk is charged to earnings:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$2,790	€3,352
Accounts receivable	30,306	3,767
	33,096	7,139
Financial liabilities
Accounts payable and accrued liabilities	20,214	5,107
Forward exchange contracts (nominal amount)	5,000	‒
	25,214	5,107
Net exposure	$7,882	€2,032

In addition to these assets and liabilities, we have derivatives financial liabilities for our outstanding forward exchange contracts in the amount (nominal value) of $45.8 million as at August 31, 2018, for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3055 = US$1.00 as at August 31, 2018.

The value of the Canadian dollar compared to the euro was CA$1.5210 = €1.00 as at August 31, 2018.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2018:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $0.8 million, or $0.02 per diluted share, as at August 31, 2018.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $0.3 million or $0.01 per diluted share, as at August 31, 2018.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $3.0 million as at August 31, 2018.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, and except for those of foreign operations, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts our balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of our cost of sales and operating expenses is denominated in Canadian dollars, euros, British pounds and Indian rupees, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We have limited exposure to interest risk. We are mainly exposed to interest rate risks through our cash, short-term investments, bank loan and long-term debt.

We analyse our interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net earnings and other comprehensive income.

Short-term investments

As at August 31, 2018, our short-term investments, in the amount of $2.3 million, mainly consist of a term deposits denominated in Indian rupees, bearing interest at annual rates of 5.0% to 6.8%, maturing on different dates between October 2018 and August 2019.

Due to their short-term maturity, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Other financial instruments

Short-term other liabilities bear interest at Euribor prime rate, plus a margin. Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject us to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2018, our short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

Generally, we do not require collateral or other security from our customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $0.8 million as at August 31, 2018.

For the year ended August 31, 2018, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2018 (in thousands of US dollars):

Current	$34,344
Past due, 0 to 30 days	6,011
Past due, 31 to 60 days	2,556
Past due, more than 60 days, less allowance for doubtful accounts of $772	4,362
Total trade accounts receivable	$47,273

Changes in the allowance for doubtful accounts are as follows as at August 31, 2018 (in thousands of US dollars):

Balance – Beginning of year	$2,960
Addition charged to earnings	834
Writeoff of uncollectible accounts	(3,022)
Balance – End of year	$772

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our derivative and non-derivative financial liabilities as at August 31, 2018 (in thousands of US dollars):

	No later than one year	Later than 1 year and no later than 5 years	Later than 5 years

Bank loan	$10,692	$ ‒	$ ‒
Accounts payable and accrued liabilities	47,308	‒	‒
Forward exchange contracts
Outflow	31,000	19,400	‒
Inflow	(30,738)	(18,940)	‒
Long-term debt	2,921	5,745	162
Other liabilities	3,197	‒	‒
Total	$64,380	$6,205	$162

As at August 31, 2018, we had $15.0 million in cash and short-term investments and $51.4 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $52.7 million for working capital and other general corporate purposes, including potential acquisitions as well as unused lines of credit of $25.0 million for foreign currency exposure related to our forward exchange contracts.

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

As of the end of the Company's fiscal year ended August 31, 2018, an evaluation of the effectiveness of the Company's disclosure controls and procedures was carried out by management with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that these disclosure controls and procedures were effective as at August 31, 2018.

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Our management conducted an evaluation of the effectiveness of EXFO's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has elected to exclude Astellia S.A. and Yenista Optics S.A.S., included in our consolidated financial statements for the year ended August 31, 2018, from its assessment of internal control over financial reporting as of August 31, 2018, because the businesses were acquired by the company in fiscal 2018. Astellia S.A. and Yenista Optics S.A.S are wholly-owned subsidiaries excluded from management's assessment and our audit of internal control over financial reporting whose total assets and revenues represent approximately 12% and 2% of total assets, respectively and approximately 6% and 2% of total revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2018. Based on this evaluation, management concluded that EXFO's internal control over financial reporting was effective as of August 31, 2018.

(c)	Attestation Report of the Independent Auditor

The effectiveness of our internal control over financial reporting as of August 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Claude Séguin, chairman of our Audit Committee, is an Audit Committee financial expert. Mr. Séguin is independent of management, in accordance with the CSA Standards as described in Item 6C – Board Practices of this Annual Report. For a description of Mr. Séguin's education and experience, please refer to Item 6A. The other members of the Audit Committee are Mr. Pierre-Paul Allard (until January 2018), Mr. François Côté, Ms. Angela Logothetis and Mr. Randy E. Tornes, all of whom are independent. For a description of their respective education and experience, please also refer to Item 6A.

Item 16B.	Code of Ethics

In 2003, we adopted a code of ethics that applies to our chief executive officer, our chief financial officer and our manager of financial reporting and accounting. A copy of this code of ethics has been filed as exhibit 11.1 to our 2010 Annual Report. In March 2005, the Board adopted and, in 2010, 2013, 2017 and 2018, updated the following policies:

•	Code of Ethics for our Principal Executive Officer and Senior Financial Officers;
•	Board of Directors Corporate Governance Guidelines;
•	Ethics and Business Conduct Policy;
•	Statement of Reporting Ethical Violations (Whistleblower).

A copy of those policies has been filed respectively as exhibit 11.1 to our 2010 Annual Report, as exhibit 11.13 to our 2017 Annual Report, as exhibit 11.16 to our 2018 Annual Report and as exhibit 11.4 to our 2013 Annual Report. All these policies are also readily available on our website at www.EXFO.com. Accordingly, we believe that our corporate governance practices are in alignment to current regulatory requirements. We will provide without charge to each person, on the written or oral request of such person, a copy of our code of ethics. Requests for such copies should be directed to us at the following address: 400 Godin Avenue, Quebec, Quebec, G1M 2K2, Canada, Attention: Corporate Secretary, telephone number (418) 683-0211.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

During the financial years ended August 31, 2017 and 2018, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$481,000 and CA$608,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2017 and 2018, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$299,000 and CA$30,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements.

Tax Fees

During the financial years ended August 31, 2017 and 2018, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$173,000 and CA$114,000 respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2017 and 2018.

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

During the financial year ended on August 31, 2018, 100% of tax fees were approved by the Audit Committee pursuant to this policy.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

From September 1, 2016 through November 13, 2017, no repurchase occurred. From September 1, 2017 through November 12, 2018, no repurchase occurred.

Item 16F.	Change in Registrant's Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation's corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ Global Select Market. A copy of the Corporation's Corporate Governance Policies is included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibit 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.3, 11.4, 11.10, 11.11 and 11.12, to our 2013 Annual Report on Form 20-F, as Exhibit 11.6 to our 2014 Annual Report on Form 20-F, as Exhibits 11.5, 11.7 and 11.8 to our 2016 Annual Report on Form 20-F, as Exhibits 11.5, 11.7, 11.13, 11.14 and 11.15 to our 2017 Annual Report on Form 20-F and as Exhibits 11.5, 11.7, 11.16 and 11.17 to this Annual Report on Form 20-F.

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

4.59
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004, in January 12, 2005 and on January 10, 2018 and effective January 9, 2019 (incorporated by reference to Exhibit 4.59 of EXFO's Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).

8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO's Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistleblower) (incorporated by reference to Exhibit 11.4 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.5	Audit Committee Charter (incorporated by reference to Exhibit 11.5 of EXFO's Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO's Annual Report on Form 20-F dated November 24, 2014, File No. 000-30895).
11.7	Corporate Governance Practices (incorporated by reference to Exhibit 11.7 of EXFO's Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO's Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO's Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct (incorporated by reference to Exhibit 11.10 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.11	Policy Regarding Conflict Minerals (incorporated by reference to Exhibit 11.11 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).

Number	Exhibit
11.12	Director Share Ownership Policy (incorporated by reference to Exhibit 11.12 of EXFO's Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
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

11.16
Ethics and Business Conduct Policy dated November 25, 2013 and amended on July 10, 2018 (incorporated by reference to Exhibit 11.16 of EXFO's Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).

11.17
Agent Code of Conduct dated November 25, 2013 and amended on July 10, 2018 (incorporated by reference to Exhibit 11.16 of EXFO's Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).

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

EXFO INC.

By:	/s/ Philippe Morin
Name:	Philippe Morin
Title:	Chief Executive Officer
Date:	November 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EXFO Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of EXFO Inc. and its subsidiaries, (together, the "Company") as of August 31, 2018 and August 31, 2017 and the related consolidated statements of earnings, comprehensive income (loss), changes in shareholder's equity and cash flows for each of the three years in the period ended August 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of August 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2018 and August 31, 2017, and their financial performance and their cash flows for each of the three years in the period ended August 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" included in Item 15b) of the Annual Report on Form 20 for the fiscal year ended August 31, 2018. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management's Annual Report on Internal Control over Financial Reporting, management has excluded Astellia S.A. and Yenista Optics S.A.S. from its assessment of internal control over financial reporting as of Augusts 31, 2018, because they were acquired by the company in a purchase business combination during 2018. We have also excluded Astellia S.A. and Yenista Optics S.A.S from our audit of internal control over financial reporting. Astellia S.A. and Yenista Optics S.A.S are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent approximately 12% and 2% of total assets, respectively and approximately 6% and 2% of total revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2018.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Montreal, Canada November 27, 2018
We have served as the Company's auditor since 1994.

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2018	2017
Assets

Current assets
Cash	$12,758	$38,435
Short-term investments (note 6)	2,282	775
Accounts receivable (note 6)
Trade	47,273	41,130
Other	4,137	3,907
Income taxes and tax credits recoverable (note 20)	4,790	4,955
Inventories (note 7)	38,589	33,832
Prepaid expenses	5,291	4,202
Other assets	2,279	–
	117,399	127,236

Tax credits recoverable (note 20)	47,677	38,111
Property, plant and equipment (notes 8 and 22)	44,310	40,132
Intangible assets (notes 9 and 22)	29,866	11,183
Goodwill (notes 9 and 22)	39,892	35,077
Deferred income tax assets (note 20)	4,714	6,555
Other assets	686	947
	$284,544	$259,241
Liabilities

Current liabilities
Bank loan (note 10)	$10,692	$–
Accounts payable and accrued liabilities (note 11)	47,898	36,776
Provisions (note 11)	2,954	3,889
Income taxes payable	873	663
Deferred revenue	16,556	11,554
Other liabilities	3,197	–
Current portion of long-term debt (note 12)	2,921	–
	85,091	52,882

Provisions (note 11)	2,347	–
Deferred revenue	6,947	6,257
Long-term debt (note 12)	5,907	–
Deferred income tax liabilities (note 20)	5,910	3,116
Other liabilities	421	196
	106,623	62,451
Commitments (note 13)

Shareholders' equity
Share capital (note 14)	91,937	90,411
Contributed surplus	18,428	18,184
Retained earnings	114,906	127,160
Accumulated other comprehensive loss (note 15)	(47,350)	(38,965)
	177,921	196,790

	$284,544	$259,241

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board /s/ Philippe Morin PHILIPPE MORIN, Chief Executive Officer	/s/ Claude Séguin CLAUDE SÉGUIN, Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2018	2017	2016

Sales (note 22)	$269,546	$243,301	$232,583

Cost of sales (1)	105,004	94,329	87,066
Selling and administrative	98,794	86,256	82,169
Net research and development	57,154	47,168	42,687
Depreciation of property, plant and equipment	5,444	3,902	3,814
Amortization of intangible assets	10,327	3,289	1,172
Change in fair value of cash contingent consideration	(670)	(383)	–
Interest and other (income) expense	1,378	303	(828)
Foreign exchange (gain) loss	(1,309)	978	(161)
Share in net loss of an associate (note 3)	2,080	–	–
Gain on deemed disposal of the investment in an associate (note 3)	(2,080)	–	–

Earnings (loss) before income taxes	(6,576)	7,459	16,664

Income taxes (note 20)	5,678	6,608	7,764

Net earnings (loss) for the year	(12,254)	851	8,900

Net loss for the year attributable to non-controlling interest	(352)	–	–

Net earnings (loss) for the year attributable to parent interest	$(11,902)	$851	$8,900

Basic net earnings (loss) attributable to parent interest per share	$(0.22)	$0.02	$0.17

Diluted net earnings (loss) attributable to parent interest per share	$(0.22)	$0.02	$0.16

Basic weighted average number of shares outstanding (000's)	54,998	54,423	53,863

Diluted weighted average number of shares outstanding (000's) (note 21)	54,998	55,555	54,669

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2018	2017	2016

Net earnings (loss) for the year	$(12,254)	$851	$8,900
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(6,491)	8,262	707
Unrealized gains/losses on forward exchange contracts	(1,476)	1,403	862
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(972)	423	2,797
Deferred income tax effect of gains/losses on forward exchange contracts	554	(479)	(935)

Other comprehensive income (loss)	(8,385)	9,609	3,431

Comprehensive income (loss) for the year	(20,639)	10,460	12,331

Comprehensive loss for the year attributable to non-controlling interest	(352)	–	–

Comprehensive earnings (loss) for the year attributable to parent interest	$(20,287)	$10,460	$12,331

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital (note 14)	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs (note 14)	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401

	Year ended August 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (note 14)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 14)	1,405	(1,405)	–	–	–
Stock-based compensation costs	–	1,439	–	–	1,439
Net earnings for the year	–	–	851	–	851
Other comprehensive income
Foreign currency translation adjustment	–	–	–	8,262	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $479	–	–	–	1,347	1,347

Total comprehensive income for the year					10,460

Balance as at August 31, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790

	Year ended August 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders' equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$–	$196,790
Reclassification of stock-based compensation costs (note 14)	1,526	(1,526)	–	–	–	–
Stock-based compensation costs	–	1,770	–	–	–	1,770
Business combination (note 3)	–	–	–	–	(3,662)	(3,662)
Acquisition of non-controlling interest on acquisition of subsidiary (note 3)	–	–	(352)	–	4,014	3,662
Net loss for the year	–	–	(11,902)	–	(352)	(12,254)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $554	–	–	–	(1,894)	–	(1,894)

Total comprehensive loss for the year						(20,639)

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$–	$177,921

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2018	2017	2016
Cash flows from operating activities
Net earnings (loss) for the year	$(12,254)	$851	$8,900
Add (deduct) items not affecting cash
Stock-based compensation costs	1,748	1,477	1,378
Depreciation and amortization	15,771	7,191	4,986
Write-off of capital assets	592	–	–
Change in fair value of cash contingent consideration	(670)	(383)	–
Deferred revenue	1,998	1,723	4,238
Deferred income taxes	1,368	1,054	1,578
Share in net loss of an associate	2,080	–	–
Gain on deemed disposal of the investment in an associate	(2,080)	–	–
Changes in foreign exchange gain/loss	(181)	1,096	(332)
	8,372	13,009	20,748
Changes in non-cash operating items
Accounts receivable	7,275	3,955	2,682
Income taxes and tax credits	86	(2,386)	939
Inventories	(1,020)	911	(4,713)
Prepaid expenses	57	(918)	(280)
Other assets	(1,311)	(121)	170
Accounts payable and accrued liabilities and provisions	1,033	(1,745)	4,882
Other liabilities	(122)	165	(65)
	14,370	12,870	24,363
Cash flows from investing activities
Additions to short-term investments	(1,550)	(2,910)	(3,546)
Proceeds from disposal and maturity of short-term investments	234	6,374	873
Purchases of capital assets (notes 8 and 9)	(10,452)	(7,175)	(4,356)
Investment in an associate (note 3)	(12,530)	–	–
Business combinations, net of cash acquired (note 3)	(19,600)	(12,792)	–
	(43,898)	(16,503)	(7,029)
Cash flows from financing activities
Bank loan	11,061	‒	‒
Repayment of long-term debt	(1,688)	(1,480)	‒
Redemption of share capital (note 14)	–	–	(1,551)
Other liabilities	(1,449)	–	‒
Acquisition of non-controlling interest (note 3)	(3,657)	–	–
	4,267	(1,480)	(1,551)

Effect of foreign exchange rate changes on cash	(416)	340	1,561

Change in cash	(25,677)	(4,773)	17,344
Cash – Beginning of year	38,435	43,208	25,864
Cash – End of year	$12,758	$38,435	$43,208

Supplementary information
Income taxes paid	$2,376	$2,866	$2,015

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the "company") develops, manufactures and markets smarter network test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators, as well as network equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 27, 2018.

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

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, professional services, extended warranties, maintenance contracts, installation and training, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

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

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Other assets	Loans and receivables
Forward exchange contracts	Derivatives used for hedging

Financial liabilities

Bank loan	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Other liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Contingent liability	Financial liabilities at fair value through profit or loss
Forward exchange contracts	Derivatives used for hedging

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

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

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are non-derivative financial liabilities initially measured at fair value and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the consolidated statements of earnings.

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

They are initially recorded at fair value and subsequently measured at fair value. The fair value of forward exchange contracts is determined using quoted prices and forward exchange rates at the balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon recognition of related hedged sales and operating expenses, accumulated changes in fair value of forward exchange contracts are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

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

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of two to eight years for core technologies, three months to five years for customer relationships, one year for brand name, and two and eight years for software. None of the company's intangible assets were developed internally.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses mainly comprise salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2017 and 2018, the company had not capitalized any development costs.

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

As at August 31, 2017 and 2018, all significant leases of the company were classified as operating leases.

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

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of these temporary differences can be controlled, and it is probable that the differences will not reverse in the foreseeable future.

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

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2016, 2017 and 2018. Entity-wide disclosures are presented in note 22.

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

The company operates in multiple countries and generates revenue and incurs expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of the company and its subsidiaries may require significant judgment. In determining the functional currency of the company and its subsidiaries, management takes into account primary, secondary and tertiary indicators. When indicators are mixed, and the functional currency is not obvious, management uses its judgment to determine the functional currency.

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

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company's non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 20).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company's CGUs is based on a market approach that relies on unobservable inputs based on valuation multiples and recent transactions for comparable assets or businesses, within the same industry. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. The company also considers the company's value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests. Depending on the market evidence available, the company, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal, as well as the nature and magnitude of research and development activities carried out by the CGU. The discounted cash flow model involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management's expectations of future revenue growth, operating costs and profit margins as well as discount rates.

New IFRS pronouncements not yet adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company will adopt this new standard on September 1, 2018, and its adoption will not have a significant impact on its consolidated financial statements.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company has performed an assessment to identify significant areas of impact between the company's current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessment, the company concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the "right to use" the company's intellectual property.

The company performed a quantitative analysis of the main areas of impact as of September 1, 2018, and it does not expect the new standard to materially impact its consolidated financial statements.

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

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company will adopt this interpretation on September 1, 2018 and its adoption will not have a material impact on the company's consolidated financial statements.

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

3	Business Combinations

Fiscal 2018

Astellia S.A. (business combination achieved in stages)

On September 8, 2017, the company acquired a 33.1% interest in Astellia S.A. (Astellia), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence-enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8,567,500 (US$10,311,100).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On October 10, 2017, the company reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17,321,380 (US$21,357,500) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, the company acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1,878,610 (US$2,218,600), which brought the company's investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, the company acquired additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12,452,090 (US$15,476,900), which brought the company's investment in Astellia to 88.4% and provided the company with control over Astellia.

The company re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, the company acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2,318,530 (US$2,841,400), which brought the company's investment in Astellia to 97.3%.

Finally, on February 28, 2018, the company entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total cash consideration of €672,150 (US$820,600). The binding terms of the squeeze-out process gave the company control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date the company controlled 100% of Astellia's shares.

The fair value of the total consideration paid for all shares of Astellia amounted to €25,888,880 (US$32,137,800) and consisted of €21,102,880 (US$26,241,000) in cash, net of Astellia's cash of €4,786,000 (US$5,896,800) at the date of acquisition of control.

From September 8, 2017 to January 25, 2018, the investment in Astellia provided the company with significant influence over Astellia, and it was therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition this investment was recognized at cost, and the carrying amount decreased to recognize the company's share of the net loss of Astellia after the acquisition date. Included in the consolidated statement of earnings for the year ended August 31, 2018 is an equity loss pick-up of $2,079,800.

Upon the acquisition of an additional 48.1% interest in Astellia on January 26, 2018 (the "acquisition date"), the acquisition has been considered a business combination, and the acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements". Consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since January 26, 2018. The company recognized the non-controlling interest in Astellia at fair value. At the acquisition date, the carrying value of the 40.3% interest in Astellia held prior to the business combination was re-measured at fair value, that is, €10 per share, and was deemed to have been disposed of on that date. This acquisition-date re-measurement and deemed disposal resulted in a gain of $2,079,800 that was accounted for in the consolidated statement of earnings for the year ended August 31, 2018.

In addition, upon the successive acquisitions of the non-controlling interest in February 2018, the company recorded a gain in the amount of $352,000 in shareholders' equity, representing the excess of the carrying value of the non-controlling interest and the purchase price paid.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes Astellia's contributed sales and net loss attributable to the parent interest for the period from January 26, 2018 to August 31, 2018:

Sales (1)	$16,377
Net loss attributable to the parent interest (1, 2)	$12,850

If the acquisition had occurred on September 1, 2017, consolidated pro forma sales and net loss attributable to the parent interest of the combined entities for the year ended August 31, 2018 would have been $292,134,000 and $18,768,000 respectively.

(1)	Includes acquisition-related deferred revenue fair value adjustment of $2,095,000.
(2)	Includes amortization of acquired intangible assets of $5,077,000.

The fair value of the total consideration was allocated based on an estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$16,374
Income taxes and tax credits recoverable	11,259
Inventories	3,045
Prepaid expenses	1,229
Property, plant and equipment	1,944
Core technologies	12,869
Customer relationships	8,381
Brand name	846
Other intangible assets	498
Other assets	1,402
57,847
Liabilities assumed
Accounts payable and accrued liabilities	11,068
Deferred revenue	4,748
Long-term debt (note 12)	8,888
Deferred income tax liabilities	2,692
Other liabilities	6,715
Net identifiable assets acquired	23,736

Goodwill	2,505
Fair value of the total consideration, net of cash acquired	$26,241

The fair value of the total consideration, net of cash acquired, consisted of the following at the acquisition date:

Cash paid net of cash acquired	$9,580
Fair value of shares held	12,967
Non-controlling interest (purchased in February 2018)	3,694
$26,241

The estimated fair value of acquired accounts receivable amounted to $16,374,000 as at January 26, 2018. The gross contractual amount of accounts receivable amounted to $18,758,000 as at January 26, 2018. The estimate at the acquisition date of the gross contractual cash flows not expected to be collected amounted to $2,384,000.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives of four and eight years for core technologies, two to five years for customer relationships, and one year for brand name.

Acquired goodwill mainly represents synergies with the company's products as well as Astellia's acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the Astellia cash-generating unit.

During the fourth quarter of fiscal 2018, the company completed the detailed valuation and finalized the allocation of the purchase price; this resulted in an increase of $497,000 in accounts receivable, an increase of $3,444,000 in intangible assets, an increase of $497,000 in accounts payable and accrued liabilities, an increase of $2,692,000 in deferred income tax liabilities and a corresponding decrease of $752,000 in goodwill.

The functional currency of Astellia is the euro and as such it is considered a foreign operation. The financial operations of Astellia are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders' equity.

Yenista Optics S.A.S. (renamed EXFO Optics Inc.)

On October 2, 2017, the company acquired all issued and outstanding shares of Yenista Optics S.A.S. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9,400,000 (US$11,052,000) and consisted of €8,114,000 (US$9,540,000) in cash, net of EXFO Optics' cash of €1,286,000 (US$1,512,000) at the acquisition date.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 2, 2017, being the acquisition date.

The fair value of the total consideration was allocated based on the fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$1,889
Inventories	2,384
Property, plant and equipment	1,424
Core technologies	3,686
Customer relationships	811
In-process research and development	305
Other intangible assets	132
Prepaid expenses	171
10,802
Liabilities assumed
Accounts payable and accrued liabilities	1,035
Long-term debt (note 12)	2,143
Deferred income taxes	1,510
Net identifiable assets acquired	6,114
Goodwill	3,426
Fair value of the total consideration, net of cash acquired	$9,540

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of two to five years for core technologies and three months for customer relationships. In-process research and development is an indefinite-lived intangible asset until the underlying research and development project is completed. It will be amortized on a straight-line basis over its estimated useful life when the project will be completed.

Acquired goodwill mainly represents synergies with the company's products as well as EXFO Optics' acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the EXFO Optics cash-generating unit.

The functional currency of EXFO Optics is the euro, and, as such, it is considered a foreign operation. The financial operations of EXFO Optics are translated into Canadian dollars as follows: assets and liabilities were translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders' equity.

Fiscal 2017

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

In connection with business combinations completed in fiscal 2017 and 2018, the company incurred acquisition-related costs of $1,054,000 and $2,484,000 respectively, which are presented as follows:

	Years ended August 31,
	2018	2017	2016

Selling and administrative expenses	$2,236	$1,054	$	‒
Interest and other expenses	248	‒		‒
	$2,484	$1,054	$	‒

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Restructuring Charges

Fiscal 2018

In August 2018, the company implemented a restructuring plan to accelerate the integration of its newly acquired monitoring and analytics technologies from Astellia and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

This plan will result in expenses mainly comprising severance expenses, costs for remaining non-cancellable operating leases, write-off of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, the company recorded severance expenses of $2,072,000, costs for remaining non-cancelable operating lease of $1,137,000, write-off of research and development income tax credits of $1,200,000 and impairment of long-lived assets of $150,000, net of related income taxes of $1,150,000, for total after-tax restructuring charges of $3,409,000. The remainder of the restructuring charges, which mainly comprise severance expenses, will be recorded in the first half of fiscal 2019.

Fiscal 2017

In May 2017, the company implemented a restructuring plan to streamline its passive monitoring solutions portfolio. This plan resulted in severance expenses of $4,049,000 and inventory write-offs of $1,030,000, for total restructuring charges of $5,079,000 during the year.

The following tables summarize changes in restructuring charges payable during the years ended August 31, 2017 and 2018.

Fiscal 2018 plan

	Year ended August 31, 2018

Balance – Beginning of year	$	‒
Addition		3,209
Payments		(42)
Balance – End of year (note 11)		$3,167

Fiscal 2017 plan

	Years ended August 31,
	2018	2017

Balance – Beginning of year	$2,477	$ ‒
Addition	‒	4,049
Payments	(2,010)	(1,572)
Reversal	(467)	‒
Balance – End of year (note 11)	$ ‒	$2,477

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company's objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company's shareholders with an appropriate return on their investment.

No changes were made to the objectives and policies during the years ended August 31, 2017 and 2018.

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $235,755,000 and $225,271,000 as at August 31, 2017 and 2018 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2018

	Loans and receivables		Available for sale		Other financial liabilities		Derivatives used for hedging		Total

Financial assets
Cash		$12,758	$	‒	$	‒	$	‒	$12,758
Short-term investments	$	‒		$2,282	$	‒	$	‒	$2,282
Accounts receivable		$46,955	$	‒	$	‒	$	‒	$46,955
Other assets		$352	$	‒	$	‒	$	‒	$352
Forward exchange contracts	$	‒	$	‒	$	‒		$318	$318
Financial liabilities
Bank loan	$	‒	$	‒		$10,692	$	‒	$10,692
Accounts payable and accrued liabilities	$	‒	$	‒		$47,308	$	‒	$47,308
Other liabilities	$	‒	$	‒		$3,197	$	‒	$3,197
Long-term debt	$	‒	$	‒		$8,828	$	‒	$8,828
Forward exchange contracts	$	‒	$	‒	$	‒		$807	$807

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2017

	Loans and receivables		Available for sale		Other financial liabilities		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Total

Financial assets
Cash		$38,435	$	‒	$	‒	$	‒	$	‒	$38,435
Short-term investments	$	‒		$775	$	‒	$	‒	$	‒	$775
Accounts receivable		$43,340	$	‒	$	‒	$	‒	$	‒	$43,340
Other assets		$36	$	‒	$	‒	$	‒	$	‒	$36
Forward exchange contracts	$	‒	$	‒	$	‒	$	‒		$2,258	$2,258
Financial liabilities
Accounts payable and accrued liabilities	$	‒	$	‒		$36,776	$	‒	$	‒	$36,776
Contingent liability	$	‒	$	‒	$	‒		$1,092	$	‒	$1,092

Fair value

Cash, short-term investments, accounts receivable, other assets, bank loan, accounts payable and accrued liabilities and other liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of the long-term debt amounted to $8,879,000 as at August 31, 2018.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2018						As at August 31, 2017
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Financial assets
Short-term investments		$2,282	$	‒	$	‒		$775	$	‒	$	‒
Forward exchange contracts	$	‒		$318	$	‒	$	‒		$2,258	$	‒

Financial liabilities
Forward exchange contracts	$	‒		$807	$	‒	$	‒	$	‒	$	‒
Contingent liability	$	‒	$	‒	$	‒	$	‒	$	‒		$1,092

Valuation techniques used to value financial instruments are as follows:

The fair value of the long-term debt is estimated by discounting expected cash flows at rates currently offered to the company for debts of the same remaining maturities and conditions.

The fair value of forward exchange contracts is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2017 and 2018, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2017
September 2017 to August 2018	$18,300	1.3407
September 2018 to August 2019	10,900	1.3426
Total	$29,200	1.3414

As at August 31, 2018
September 2018 to August 2019	$26,400	1.3029
September 2019 to August 2020	15,700	1.2756
September 2020 to May 2021	3,700	1.2703
Total	$45,800	1.2909

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2017
September 2017 to August 2018	$3,400	69.49
September 2018 to February 2019	1,600	67.26
Total	$5,000	68.78

As at August 31, 2018
September 2018 to May 2019	$4,600	67.68

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2018, forward exchange contracts in the amount of $318,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $590,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $217,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $64,000, included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2017, forward exchange contracts in the amount of $1,697,000 are presented as current assets in other accounts receivable and forward exchange contracts in the amount of $561,000 are presented as long-term assets in other long-term assets in the consolidated balance sheet. Forward exchange contracts of $261,000, included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at August 31, 2018, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $336,000.

For the years ended August 31, 2016, 2017 and 2018, the company recorded within its sales the following foreign exchange gains (losses) on forward exchange contracts:

	Years ended August 31,
	2018	2017	2016

Gains (losses) on forward exchange contracts	$876	$(468)	$(2,651)

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2017 and 2018 and for which such risk is charged to earnings:

	As at August 31,
	2018		2017

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$2,790	€3,352	$20,120	€6,235
Accounts receivable	30,306	3,787	28,420	6,164
	33,096	7,139	48,540	12,399
Financial liabilities
Accounts payable and accrued liabilities	20,214	5,107	12,447	2,725
Forward exchange contracts (nominal value)	5,000	‒	3,600	‒
	25,214	5,107	16,047	2,725
Net exposure	$7,882	€2,032	$32,493	€9,674

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $29,200,000 and $45,800,000 as at August 31, 2017 and 2018 respectively for which the currency risk is charged to other comprehensive income.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The value of the Canadian dollar compared to the US dollar was CA$1.2536 = US$1.00 and CA$1.3055 = US$1.00 as at August 31, 2017 and 2018 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4825 = €1.00 and CA$1.5210 = €1.00 as at August 31, 2017 and 2018 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2017 and 2018:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,726,000, or $0.05 per diluted share, and $844,000, or $0.02 per diluted share, as at August 31, 2017 and 2018 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $1,025,000, or $0.02 per diluted share, and $335,000 or $0.01 per diluted share, as at August 31, 2017 and 2018 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,744,000 and $2,956,000 as at August 31, 2017 and 2018 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, and except for those of foreign operations, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company's balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of the company's cost of sales and operating expenses are denominated in Canadian dollars, euros, British pounds and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments, bank loan and long-term debt.

The company analyses its interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net earnings and comprehensive income.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Short-term investments

Short-term investments consist of the following:

	As at August 31,
	2018	2017

Term deposits denominated in Indian rupees, bearing interest at annual rates of 5.0% to 6.8% in 2018 and 4.3% to 6.9% in 2017, maturing on different dates between October 2018 and August 2019 in 2018 and October 2017 and October 2018 in 2017	$1,909	$775
Other	373	‒
	$2,282	$775

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

Other financial instruments

Short-term other liabilities bear interest at EURIBOR prime rate, plus a margin. Accounts receivable, other assets, accounts payable and accrued liabilities and the contingent liability are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2018, the company's short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $2,960,000 and $772,000 as at August 31, 2017 and 2018 respectively.

For the years ended August 31, 2016 and 2018, no customer represented more than 10% of sales. For the year ended August 31, 2017, the company's top customer represented 10.1% of sales.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2018	2017

Current	$34,344	$35,100
Past due, 0 to 30 days	6,011	3,049
Past due, 31 to 60 days	2,556	1,289
Past due, more than 60 days, net of allowance for doubtful accounts of $2,960 and $772 as at August 31, 2017 and 2018, respectively	4,362	1,692
	$47,273	$41,130

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2018	2017

Balance – Beginning of year	$2,960	$3,752
Addition charged to earnings	834	654
Writeoff of uncollectible accounts	(3,022)	(1,446)
Balance – End of year	$772	$2,960

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company's derivative and non-derivative financial liabilities:

	As at August 31, 2018
	No later than one year	Later than 1 year and no later than 5 years	Later than 5 years

Bank loan	$10,692	$ ‒	$ ‒
Accounts payable and accrued liabilities	47,308	‒	‒
Forward exchange contracts
Outflow	31,000	19,400	‒
Inflow	(30,738)	(18,940)	‒
Long-term debt	2,921	5,745	162
Other liabilities	3,197	‒	‒
Total	$64,380	$6,205	$162

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2017
	No later than one year	Later than 1 year and no later than 5 years

Accounts payable and accrued liabilities	$36,776	$ ‒
Contingent liability	1,092	‒
Forward exchange contracts
Outflow	21,700	12,500
Inflow	(23,265)	(13,357)
Total	$36,303	$(857)

As at August 31, 2018, the company had $15,040,000 in cash and short-term investments and $51,410,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $52,695,000 for working capital and other general corporate purposes, including potential acquisitions as well as unused lines of credit totaling $25,053,000 for foreign currency exposure related to its forward exchange contracts (note 10).

7	Inventories

	As at August 31,
	2018	2017

Raw materials	$24,561	$18,899
Work in progress	869	886
Finished goods	13,159	14,047
	$38,589	$33,832

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $89,058,000, $98,503,000 and $116,293,000 for the years ended August 31, 2016, 2017 and 2018 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 18).

Inventory writedown amounted to $3,678,000, $3,259,000 and $2,541,000 for the years ended August 31, 2016, 2017 and 2018 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2016	$4,322	$29,755	$30,717	$2,918	$67,712
Additions	‒	794	5,562	319	6,675
Business combinations (note 3)	‒	‒	130	‒	130
Disposals	‒	‒	(2,568)	(339)	(2,907)
Foreign currency translation adjustment	200	1,402	1,733	150	3,485
Cost as at August 31, 2017	4,522	31,951	35,574	3,048	75,095
Additions	17	3,048	5,677	46	8,788
Business combinations (note 3)	‒	‒	3,105	263	3,368
Disposals	‒	(1,413)	(3,651)	(175)	(5,239)
Foreign currency translation adjustment	(180)	(1,240)	(1,617)	(134)	(3,171)
Cost as at August 31, 2018	$4,359	$32,346	$39,088	$3,048	$78,841

Accumulated depreciation as at September 1, 2016	$1,192	$6,602	$22,902	$1,038	$31,734
Depreciation for the year	45	403	3,162	292	3,902
Disposals	‒	‒	(2,210)	(339)	(2,549)
Foreign currency translation adjustment	58	328	1,353	137	1,876
Accumulated depreciation as at August 31, 2017	1,295	7,333	25,207	1,128	34,963
Depreciation for the year	48	604	4,420	372	5,444
Disposals	‒	(994)	(3,440)	(30)	(4,464)
Foreign currency translation adjustment	(53)	(282)	(1,024)	(53)	(1,412)
Accumulated depreciation as at August 31, 2018	$1,290	$6,661	$25,163	$1,417	$34,531

Net carrying value as at:
August 31, 2017	$3,227	$24,618	$10,367	$1,920	$40,132
August 31, 2018	$3,069	$25,685	$13,925	$1,631	$44,310

As at August 31, 2017 and 2018, unpaid additions to property, plant and equipment amounted to $522,000 and $1,788,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	In-process research and development	Brand name	Software	Total

Cost as at September 1, 2016	$4,302	$ ‒	$ ‒	$ ‒	$10,843	$15,145
Additions	‒	‒	‒	‒	912	912
Business combinations (note 3)	7,932	1,607	‒	‒	‒	9,539
Disposals	(76)	‒	‒	‒	(407)	(483)
Foreign currency translation adjustment	735	82	‒	‒	553	1,370
Cost as at August 31, 2017	12,893	1,689	‒	‒	11,901	26,483
Additions	89	‒	‒	‒	3,049	3,138
Business combinations (note 3)	16,555	9,192	305	846	630	27,528
Disposal	(60)	‒	‒	‒	(2,474)	(2,534)
Foreign currency translation adjustment	(1,419)	(590)	(13)	(50)	(446)	(2,518)
Cost as at August 31, 2018	$28,058	$10,291	$292	$796	$12,660	$52,097

Accumulated amortization as at September 1, 2016	$2,307	$ ‒	$ ‒	$ ‒	$9,447	$11,754
Amortization for the year	2,617	167	‒	‒	505	3,289
Disposals	(54)	‒	‒	‒	(398)	(452)
Foreign currency translation adjustment	260	2	‒	‒	447	709
Accumulated amortization as at August 31, 2017	5,130	169	‒	‒	10,001	15,300
Amortization for the year	4,878	3,949	‒	519	981	10,327
Disposal	(45)	‒	‒	‒	(2,462)	(2,507)
Foreign currency translation adjustment	(353)	(185)	‒	(7)	(344)	(889)
Accumulated amortization as at August 31, 2018	$9,610	$3,933	$ ‒	$512	$8,176	$22,231

Net carrying value as at:
August 31, 2017	$7,763	$1,520	$ ‒	$ ‒	$1,900	$11,183
August 31, 2018	$18,448	$6,358	$292	$284	$4,484	$29,866

Remaining amortization period as at August 31, 2018	5 years	2 years	‒	‒	3 years

Goodwill

	Years ended August 31,
	2018	2017

Balance – Beginning of year	$35,077	$21,928
Business combinations (note 3)	5,931	11,470
Foreign currency translation adjustment	(1,116)	1,679
Balance – End of year	$39,892	$35,077

In the fourth quarter of fiscal 2017 and 2018, the company performed its annual goodwill impairment test for all CGUs.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

	As at August 31,
	2018	2017

EXFO CGU	$13,185	$13,772
Brix CGU	13,327	13,878
Ontology CGU (note 3)	7,471	7,427
Yenista CGU (note 3)	3,562	‒
Astellia CGU (note 3)	2,347	‒
Total	$39,892	$35,077

In performing the goodwill impairment review of its CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of its CGUs, the company used a market approach, which is based on sales multiples within the range of 1.7 to 3.4 times sales, for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the company's CGU. In addition, for the Brix CGU, the company also used a liquidation approach based on the level of research and development expenses incurred over the last three years.

As at August 31, 2018, the recoverable amount for all CGUs exceeded their carrying value.

10	Credit Facilities

On October 25, 2017, the company modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4,800,000 (US$3,677,000) and up to US$6,000,000 for operating purposes were cancelled and replaced with a credit facility of CA$28,929,000 (US$22,159,000) mainly for the acquisition of the remaining shares of Astellia under the public tender offer (note 3).

In addition, on December 21, 2017, the company cancelled and replaced this renewed credit facility (that provided advances up to CA$28,929,000 (US$22,159,000)), with new revolving credit facilities of up to CA$70,000,000 (US$53,620,000) and US$9,000,000. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. The Canadian dollar revolving credit facility bears interest at the Canadian prime rate or LIBOR, plus a margin, and the US dollar revolving credit facility bears interest at the US prime rate or LIBOR plus a margin. These revolving credit facilities are secured by a movable mortgage over the universality of the company's Canadian movable assets, present and future, as well as over the universality of movable assets, present and future, of certain US and UK subsidiaries. The company is subject to covenants under this credit facility that were met as at August 31, 2018. As at August 31, 2018, an amount of $11,750,000 was drawn from these credit facilities for the bank loan of $10,692,000 and letters of guarantee of $1,058,000.

The company also has credit facilities of up to €2,150,000 (US$2,505,000) for which an amount of €583,000 (US$680,000) was drawn from these lines of credit for letters of guarantee. These credit facilities are unsecured and bear interest at the EURIBOR prime rate, plus a margin.

In addition, the company has lines of credit totaling $26,782,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 6). As at August 31, 2018, an amount of $3,150,000 was reserved from these lines of credit.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, the company has a line of credit of INR 127,660,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 6). As at August 31, 2018, an amount of INR 26,879,000 (US$379,000) was reserved from this line of credit.

11	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2018	2017

Trade	$26,052	$19,002
Salaries and social benefits	18,101	15,176
Forward exchange contracts (note 6)	590	‒
Other	3,155	2,598
	$47,898	$36,776

Provisions

	As at August 31,
	2018	2017

Warranty	$417	$320
Contingent liability (note 3)	‒	1,092
Restructuring charges (note 4)	3,167	2,477
Other	1,717	‒
	$5,301	$3,889

12	Long-Term Debt

As part of the acquisitions of EXFO Optics and Astellia, the company assumed long-term debt (note 3).

	As at August 31,
	2018	2017

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$883	$ ‒
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between December 2018 and September 2023	4,853	‒
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 2.0%, maturing at different dates between December 2018 and August 2022	828	‒
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	2,264	‒

	8,828	‒
Current portion of long-term debt	2,921	‒
	$5,907	$ ‒

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company is subject to certain covenants under its long-term debt that were met as at August 31, 2018.

Principal repayments of long-term debt over the forthcoming years are as follows as at August 31, 2018:

No later than one year	$2,921
Later than one year and no later than five years	5,745
Later than five years	162
$8,828

13	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2024. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2018	2017

No later than 1 year	$3,365	$2,176
Later than 1 year and no later than 5 years	9,519	6,238
Later than 5 years	502	1,681
	$13,386	$10,095

For the years ended August 31, 2016, 2017 and 2018, rental expenses under operating leases amounted to $2,728,000, $2,945,000 and $3,884,000 respectively.

The company also entered into license agreements for certain intellectual property which expire at various dates through 2022:

	As at August 31,
	2018	2017

No later than 1 year	$1,492	$1,264
Later than 1 year and no later than 5 years	1,982	1,450
	$3,474	$2,714

14	Share Capital

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045

Redemption of restricted share units (note 16)	–	–	277,805	–	–
Redemption of deferred share units (note 16)	–	–	653	–	–
Redemption of share capital	–	–	(452,550)	(1,768)	(1,768)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,239	1,239
Balance as at August 31, 2016	31,643,000	1	21,917,942	85,515	85,516

Issuance of share capital (note 3)	–	–	793,070	3,490	3,490
Redemption of restricted share units (note 16)	–	–	327,859	–	–
Redemption of deferred share units (note 16)	–	–	29,906	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,405	1,405
Balance as at August 31, 2017	31,643,000	1	23,068,777	90,410	90,411

Redemption of restricted share units (note 16)	–	–	345,883	–	–
Redemption of deferred share units (note 16)	–	–	58,335	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,526	1,526

Balance as at August 31, 2018	31,643,000	$1	23,472,995	$91,936	$91,937

a)
On March 29, 2016, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of the issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on April 1, 2016 and ended on March 31, 2017. All share repurchased under that bid were cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2015	$(49,843)	$(2,162)	$(52,005)
Foreign currency translation adjustment	707	‒	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	2,724	2,724

Balance as at August 31, 2016	(49,136)	562	(48,574)
Foreign currency translation adjustment	8,262	‒	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	1,347	1,347

Balance as at August 31, 2017	(40,874)	1,909	(38,965)
Foreign currency translation adjustment	(6,491)	‒	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	(1,894)	(1,894)

Balance as at August 31, 2018	$(47,365)	$15	$(47,350)
16	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2016, 2017 and 2018:

	Years ended August 31,
	2018	2017	2016

Stock-based compensation costs arising from equity-settled awards	$1,770	$1,439	$1,394
Stock-based compensation costs arising from cash-settled awards	(22)	38	(16)
	$1,748	$1,477	$1,378

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 11,792,893 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles equity-settled awards through the issuance of common shares from treasury.

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

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2017 and 2018, the company had no outstanding or exercisable stock options.

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

The following table summarizes RSU activity for the years ended August 31, 2016, 2017 and 2018:

	Years ended August 31,
	2018	2017	2016

Outstanding – Beginning of year	1,611,330	1,551,555	1,299,958
Granted	420,621	527,143	572,008
Redeemed	(345,883)	(327,859)	(277,805)
Forfeited	(70,916)	(139,509)	(42,606)
Outstanding – End of year	1,615,152	1,611,330	1,551,555

None of the RSUs outstanding as at August 31, 2017 and 2018 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2016, 2017 and 2018 amounted to $3.23, $4.54 and $4.22 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2016, 2017 and 2018, was $3.03, $4.55 and $4.19 respectively.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and are redeemed in subordinate voting shares when the Board member ceases to be a Director of the company. This plan was approved by the shareholders of the company.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes DSU activity for the years ended August 31, 2016, 2017 and 2018:

	Years ended August 31,
	2018	2017	2016

Outstanding – Beginning of year	174,279	159,127	114,810
Granted	65,745	45,058	44,970
Redeemed	(58,335)	(29,906)	(653)
Outstanding – End of year	181,689	174,279	159,127

As at August 31, 2016, 2017 and 2018, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2016, 2017 and 2018, amounted to $3.33, $4.53 and $4.10 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2016, 2017 and 2018, was $3.04, $5.02 and $4.29 respectively.

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

The liability arising from stock appreciation rights as at August 31, 2017 and 2018 amounted to $115,000 and $93,000 respectively and is recorded in accounts payable and accrued liabilities in the consolidated balance sheets. Stock appreciation rights are immaterial to the company's consolidated financial statements.

17	Related-Party Disclosures

Ultimate controlling shareholder

Mr. Germain Lamonde, the company's Executive Chairman, is the company's ultimate controlling shareholder.

Compensation of key management personnel

	Years ended August 31,
	2018	2017	2016

Salaries and short-term employee benefits	$3,985	$3,715	$3,701
Stock-based compensation costs	1,047	775	826
	$5,032	$4,490	$4,527

Key management personnel includes senior management and directors.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Statements of Earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2018	2017	2016

Gross research and development expenses	$65,243	$53,124	$47,875
Research and development tax credits and grants	(8,089)	(5,956)	(5,188)
Net research and development expenses for the year	$57,154	$47,168	$42,687

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2018	2017	2016

Cost of sales
Depreciation of property, plant and equipment	$2,077	$1,522	$1,290
Amortization of intangible assets	9,212	2,652	702
	11,289	4,174	1,992

Selling and administrative expenses
Depreciation of property, plant and equipment	902	530	501
Amortization of intangible assets	592	251	75
	1,494	781	576

Net research and development expenses
Depreciation of property, plant and equipment	2,465	1,850	2,023
Amortization of intangible assets	523	386	395
	2,988	2,236	2,418
	$15,771	$7,191	$4,986

Depreciation of property, plant and equipment	$5,444	$3,902	$3,814
Amortization of intangible assets	10,327	3,289	1,172
Total depreciation and amortization expenses for the year	$15,771	$7,191	$4,986

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2018	2017	2016

Salaries and benefits	$134,453	$115,832	$112,569
Restructuring charges	2,072	3,509	‒
Stock-based compensation costs	1,748	1,414	1,378
Total employee compensation for the year	$138,273	$120,755	$113,947

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2018	2017	2016

Cost of sales	$517	$1,697	$ ‒
Selling and administrative expenses	673	1,150	‒
Net research and development costs	3,219	2,232	‒
Interest and other expense	150	‒	‒
Income taxes	(1,150)	‒	‒
Total restructuring charges for the year	$3,409	$5,079	$ ‒

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2018	2017	2016

Cost of sales	$143	$121	$107
Selling and administrative expenses	1,217	1,052	972
Net research and development expenses	388	304	299
Total stock-based compensation costs for the year	$1,748	$1,477	$1,378

19	Other Disclosures

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees' contributions up to a maximum of 4% of an employee's gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2016, 2017 and 2018, amounted to $1,374,000, $1,571,000 and $1,610,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2016, 2017 and 2018, the company recorded cash contributions and expenses totaling $622,000, $630,000 and $591,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

20	Income Taxes

The reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2018	2017	2016

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(1,775)	$2,014	$4,499

Increase (decrease) due to:
Foreign income/loss taxed at different rates	452	(900)	(1,025)
Non-deductible loss (non-taxable income)	(69)	(245)	5
Non-deductible expenses	1,285	981	411
Change in tax rates	167	(10)	‒
Effect of the US tax reform	1,528	‒	‒
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	(16)	176	566
Recognition of previously unrecognized deferred income tax assets	(560)	‒	‒
Utilization of previously unrecognized deferred income tax assets	(627)	(46)	‒
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	6,100	4,659	3,702
Other	(807)	(21)	(394)
Income tax provision for the year	$5,678	$6,608	$7,764

	Years ended August 31,
	2018	2017	2016

The income tax provision consists of the following:

Current
Current income taxes	$4,310	$5,554	$6,186

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(3,545)	(3,559)	(2,124)
Benefit arising from previously unrecognized tax losses and deductible temporary differences	(560)	‒	‒
Utilization of previously unrecognized deferred income tax assets	(627)	(46)	‒
	(4,732)	(3,605)	(2,124)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	6,100	4,659	3,702
	1,368	1,054	1,578
Income tax provision for the year	$5,678	$6,608	$7,764

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduces the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on management's estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, the company recorded a deferred income tax expense of $1,528,000 in the consolidated statement of earnings for the twelve months ended August 31, 2018 to account for the effect of this new substantively enacted tax rate.

The changes in deferred income tax assets and liabilities for the year ended August 31, 2017 are as follows:

	Balance as at September 1, 2016	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Business combinations	Foreign currency translation adjustment	Balance as at August 31, 2017

Deferred income tax assets
Long-lived assets	$2,255	$(240)	$ ‒	$(279)	$66	$1,802
Provisions and accruals	4,246	(89)	(479)	‒	94	3,772
Deferred revenue	2,330	486	‒	‒	74	2,890
Research and development expenses	2,361	248	‒	‒	122	2,731
Losses carried forward	4,598	(1,470)	‒	1,059	54	4,241

Deferred income tax liabilities
Long-lived assets	‒	111	‒	(1,059)	(54)	(1,002)
Research and development tax credits	(10,407)	(100)	‒	‒	(488)	(10,995)
Total	$5,383	$(1,054)	$(479)	$(279)	$(132)	$3,439

Classified as follows:
Deferred income tax assets	$8,240					$6,555
Deferred income tax liabilities	(2,857)					(3,116)
	$5,383					$3,439

The changes in deferred income tax assets and liabilities for the year ended August 31, 2018 are as follows:

	Balance as at September 1, 2017	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Business combinations	Foreign currency translation adjustment	Balance as at August 31, 2018

Deferred income tax assets
Long-lived assets	$1,802	$200	$ ‒	$ ‒	$(77)	$1,925
Provisions and accruals	3,772	(250)	554	‒	(113)	3,963
Deferred revenue	2,890	(101)	‒	‒	(73)	2,716
Research and development expenses	2,731	(101)	‒	‒	(106)	2,524
Losses carried forward	4,241	(2,633)	‒	3,687	(222)	5,073

Deferred income tax liabilities
Long-lived assets	(1,002)	1,903	‒	(7,889)	527	(6,461)
Research and development tax credits	(10,995)	(386)	‒	‒	445	(10,936)
Total	$3,439	$(1,368)	$554	$(4,202)	$381	$(1,196)

Classified as follows:
Deferred income tax assets	$6,555					$4,714
Deferred income tax liabilities	(3,116)					(5,910)
	$3,439					$(1,196)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses are as follows:

	As at August 31,
	2018	2017

Temporary deductible differences	$1,435	$2,271
Losses carried forward	42,361	43,670
	$43,796	$45,941

As at August 31, 2018, the year of expiry of operating losses for which no deferred income tax assets were recognized in the consolidated balance sheet are as follows, presented by tax jurisdiction:

Year of expiry	Finland	France	Spain	United States	United Kingdom

2019	$ ‒	$ ‒	$ ‒	$3,470	$ ‒
2020	5,115	‒	‒	7,991	‒
2021	6,699	‒	‒	2,211	‒
2022	11,614	‒	‒	7,435	‒
2023	7,524	‒	‒	1,972	‒
2024	5,808	‒	‒	1,351	‒
2025	7,241	‒	‒	1,351	‒
2026	248	‒	‒	1,351	‒
2027	1,504	‒	‒	1,351	‒
2028	‒	‒	‒	2,447	‒
2030	‒	‒	‒	2,713	‒
2031	‒	‒	‒	109	‒
2033	‒	‒	‒	4,681	‒
2034	‒	‒	‒	4,851	‒
2035	‒	‒	‒	2,616	‒
2036	‒	‒	‒	8,501	‒
2037	‒	‒	‒	9,660	‒
2038	‒	‒	‒	7,022	‒
Indefinite	‒	17,678	6,042	‒	7,167
	$45,753	$17,678	$6,042	$71,083	$7,167

Furthermore, as at August 31, 2018, the company had available capital losses in Canada amounting to $48,852,000 (CA$66,788,000) at the federal level and $54,320,000 (CA$70,915,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2018, non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $40,004,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $267,000,000 (CA$348,000,000) in pre-tax earnings at the Canadian federal level. In order to generate $267,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 15 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 2%, which the company believes is probable. The company's non-refundable research and development tax credits can be carried forward over a twenty-year period.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2018, no income taxes were recognized on taxable temporary differences of $21,063,000; such taxes would be payable on the unremitted earnings of certain of the company's subsidiaries, as the company has determined that:

(1)	Undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	Undistributed profits of its domestic subsidiaries will not be taxable when distributed.

21	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2018	2017	2016

Basic weighted average number of shares outstanding (000's)	54,998	54,423	53,863
Plus dilutive effect of (000's):
Restricted share units	‒	979	675
Deferred share units	‒	153	131
Diluted weighted average number of shares outstanding (000's)	54,998	55,555	54,669

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000's)	1,799	‒	75

For the year ended August 31, 2018, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

22	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2018	2017	2016

Products	$227,316	$213,653	$205,371
Services	42,230	29,648	27,212
	$269,546	$243,301	$232,583

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2018	2017	2016

United States	$100,225	$97,186	$95,388
Canada	18,425	22,586	18,027
Other	16,743	14,951	14,129
Americas	135,393	134,723	127,544

United Kingdom	17,508	11,799	11,032
Other	67,169	50,302	46,140
Europe, Middle-East and Africa	84,677	62,101	57,172

China	20,724	22,312	25,281
Other	28,752	24,165	22,586
Asia-Pacific	49,476	46,477	47,867
	$269,546	$243,301	$232,583

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2018			As at August 31, 2017

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$32,107	$5,668	$4,481	$29,417	$4,643	$3,890
United States	1,677	435	13,327	2,031	1,072	14,696
Finland	473	380	8,704	441	316	9,064
France	2,401	19,330	5,909	12	–	–
United Kingdom	755	4,005	7,471	915	5,093	7,427
India	4,021	28	–	4,000	27	–
China	2,822	20	–	3,227	32	–
Other	54	–	–	89	–	–
	$44,310	$29,866	$39,892	$40,132	$11,183	$35,077

23	Subsequent Event

On September 9, 2018, as part of its fiscal 2018 restructuring plan and the shutdown of its facilities in Toronto, Canada, the company entered into a binding agreement to sell one of its buildings for net proceeds of $3,329,000. The transfer of ownership is expected to occur in the second quarter of fiscal 2019, as the company will continue to use the facility to finalize projects until then. The transaction will result in a pre-tax gain of $1,857,000 that will be recorded in the consolidated statement of earnings for that quarter.