Form 20-F
period 2019-08-31
EXFO INC.
filed 2019-11-26
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

⌧ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2019; or

□ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934; or

□ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ________ to ________;

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

None
(Title of Class)

As of August 31, 2019, the registrant had 23,703,675 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes □        No ⌧

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes □        No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧        No □

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ⌧        No □

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer □	Accelerated filer ⌧	Non-accelerated filer □
Emerging growth company □

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP □	International Financial Reporting Standards as issued by the ⌧ International Accounting Standards Board	Other □

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).
Yes □        No ⌧

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable

Item 3.	Key Information

A.	Selected Financial Data
B.	Capitalization and Indebtedness
C.	Reasons for the Offer and Use of Proceeds
D.	Risk Factors

Item 4.	Information on the Company

A.	History and Development of the Company
B.	Business Overview
C.	Organizational Structure
D.	Property, Plant and Equipment

Item 4A.	Unresolved Staff Comments

Item 5.	Operating and Financial Review and Prospects

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
B.	Compensation
C.	Board Practices
D.	Employees
E.	Share Ownership

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
B.	Related Party Transactions
C.	Interests of Experts and Counsel

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
B.	Significant Changes

Item 9.	The Offer and Listing

A.	Offer and Listing Details
C.	Markets

Item 10.	Additional Information

A.	Share Capital
B.	Memorandum and Articles of Association
C.	Material Contracts
D.	Exchange Controls
E.	Taxation
F.	Dividends and Paying Agents
G.	Statement by Experts
H.	Documents on Display
I.	Subsidiary Information

Item 11.	Qualitative and Quantitative Disclosures about Market Risk

Item 12.	Description of Securities Other than Equity Securities

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.	Controls and Procedures

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Item 16B.	Code of Ethics

Item 16C.	Principal Accountant Fees and Services

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Item 16F.	Change in Registrant’s Certifying Accountant

Item 16G.	Corporate Governance

Item 16H.	Mine Safety Disclosure

PART III.

Item 17.	Financial Statements

Item 18.	Financial Statements

Item 19.	Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars and recessions; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel.  Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2017, 2018 and 2019 and the consolidated balance sheets data as at August 31, 2018 and 2019 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report on Form 20-F. Consolidated statements of earnings data for the years ended August 31, 2015 and 2016 and consolidated balance sheets data as at August 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

Consolidated financial statements from which the selected financial data has been derived, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes thereto, included in this Annual Report on Form 20-F.

	Years ended August 31,
	2019	2018	2017	2016	2015
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$286,890	$269,546	$243,301	$232,583	$222,089

Cost of sales (1)	118,677	105,004	94,329	87,066	85,039
Selling and administrative (2)	98,646	98,794	86,256	82,169	82,200
Net research and development	50,553	57,154	47,168	42,687	44,003
Depreciation of property, plant and equipment	5,469	5,444	3,902	3,814	4,835
Amortization of intangible assets	9,012	10,327	3,289	1,172	2,883
Changes in fair value of cash contingent consideration	–	(670)	(383)	–	–
Interest and other (income) expense	718	1,378	303	(828)	(155)
Foreign exchange (gain) loss	949	(1,309)	978	(161)	(7,212)
Unusual charge (2)	–	–	–	–	603
Share in net loss of an associate	–	2,080	–	–	–
Gain on deemed disposal of the investment in an associate	–	(2,080)	–	–	–
Earnings (loss) before income taxes	2,866	(6,576)	7,459	16,664	9,893
Income taxes	5,346	5,678	6,608	7,764	5,036
Net earnings (loss) for the year	(2,480)	(12,254)	851	8,900	4,857
Net loss for the year attributable to non-controlling interest	–	(352)	–	–	–
Net earnings (loss) for the year attributable to parent interest	$(2,480)	$(11,902)	$851	$8,900	$4,857
Basic net earnings (loss) attributable to parent interest per share	$(0.04)	$(0.22)	$0.02	$0.17	$0.09
Diluted net earnings (loss) attributable to parent interest per share	$(0.04)	$(0.22)	$0.02	$0.16	$0.08
Basic weighted average number of shares used in per share calculations (000’s)	55,325	54,998	54,423	53,863	56,804
Diluted weighted average number of shares used in per share calculations (000’s)	55,325	54,998	55,555	54,669	57,457
Other Consolidated Statements of Earnings Data:
Gross research and development	$57,972	$65,243	$53,124	$47,875	$50,148

	As at August 31,
	2019	2018	2017	2016	2015
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$16,518	$12,758	$38,435	$43,208	$25,864
Short-term investments	2,918	2,282	775	4,087	1,487
Total assets	277,602	284,544	259,241	237,793	217,478
Long-term debt (excluding current portion)	3,293	5,907	–	–	–
Share capital	92,706	91,937	90,411	85,516	86,045
Shareholders’ equity	$172,564	$177,921	$196,790	$181,401	$169,227

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Selling and administrative is exclusive of unusual charge, shown separately, which represents bad debt expenses.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Global and regional economic conditions continue to be volatile and uncertain. If global and/or regional economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate into a recession, we may experience material adverse effects on our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, monitoring and analytics solutions and, therefore, demand for our products could decline and adversely impact our revenue. Adverse economic and/or market conditions could also result in, among other things:

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

Geopolitical and economic policies favoring national interests could adversely affect our results of operations.

Our overall performance depends to a certain extent upon international economic and political conditions. Many of our suppliers, vendors, partners and other entities with whom we do business have ties to China, and their ability to supply materials to us or otherwise work with us is strongly affected by their ability to do business in China. If the United States’ relationship with China deteriorates or results in additional protectionist measures, retaliatory actions, more tariffs, increased barriers, increased import and export licensing requirements, or other restrictions or policies that favor domestic industries, then our operations may be adversely affected.

We have significant operations, including a large number of employees, R&D centers and other facilities in the United States, United Kingdom, France, India, Finland and Canada, among other countries. Nationalistic economic policies and political trends in some of these territories, such as opposition to globalization and free trade, sanctions or trade restrictions, withdrawal from or re-negotiation of global trade agreements, tax policies that favor domestic industries and interests, the anticipated exit of the United Kingdom from the European Union (known as Brexit), the distancing or potential exit of other countries from the European Union, and other similar actions may result in increased transaction costs, reduced ability to hire employees, diminished access to supplies and materials, lower demand or access to customers in international markets, and inability to conduct our operations as they have been conducted historically. Each of these factors may adversely affect our business.

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

Main competitors in the test and measurement environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), Keysight and Viavi Solutions, as well as smaller players such as AFL Noyes, Deviser Instruments, Kingfisher International, Shineway Tech, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance, systems and services side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), Netrounds, NetScout Systems, Inc., Elisa (Polystar), Radcom, Spirent Communications plc, and Viavi Solutions.

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

For the fiscal year ended August 31, 2019, customers outside of Canada accounted for 94.5% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international communications service providers, web-scale operators and network equipment manufacturers, and operate adequate after-sales support internationally.

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
•
our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations and bilateral trade agreements between countries;

•	measures to ensure that we design, implement and maintain adequate and effective controls over our financial processes and reporting in the future;
•	failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
•	difficulties in establishing and enforcing our intellectual property rights;
•	inability to maintain a competitive list of distributors for indirect sales;
•	tariffs and other trade barriers, including those between the US and China;
•	economic instability in foreign markets, including Britain’s decision to exit the European Union, and the impact this choice may have on doing business in Europe;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	potential foreign and domestic tax consequences;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance; and
•	failure to meet certification requirements.

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

The markets that we serve are characterized by rapidly evolving technology and industry standards that result in frequent new product introductions. For example, we are gradually transforming ourselves from a supplier of dedicated test instruments into a supplier of software-intensive monitoring and analytics solutions to meet the emerging needs of communications service providers. While we are devoting substantial resources to meet these needs, this trend may result in lower demand for our hardware test equipment. Additionally, barriers to entry are generally lower for such software-based solutions, which may lead to increased competition for our products and services. Any failure by us to anticipate or respond to new technological developments, customer requirements or evolving standards could cause us to incur significant impairment losses of goodwill and/or losses from operations. Consequently, this could have a material adverse effect on our business, results of operations and financial condition. The development of proprietary technology entails significant technical and business risks and requires substantial expenditures and lead times. The success of our new product introductions will depend on several factors, including, among other things, our ability to:

•	properly identify and anticipate customer needs;
•	innovate and develop new products on a timely basis;
•	gain timely market acceptance for new products;
•	manufacture and deliver our new products on time, in sufficient volume and with adequate quality;
•	price our products competitively;
•	continue investing in our research and development programs;
•	anticipate competitors’ announcements of new products; and
•	successfully transform the company into an end-to-end monitoring and analytics supplier.

Failure to do the above could be exploited by our competitors. If we lose market share due to lapses in our product development, our business would suffer.

Uncertain conditions surrounding the 5G infrastructure investment cycle may cause fluctuations in our revenue growth rate and impact our financial results.

Markets for the 5G infrastructure investment cycle may not develop in the manner or in the time period that we anticipate. If global economic conditions worsen, overall spending on 5G infrastructure may be reduced, which would adversely impact demand for our solutions in these markets. In addition, unfavorable developments with evolving laws and regulations worldwide related to 5G may limit or slow the rate of global adoption, impede our strategy and negatively affect our long-term expectations in this area. Even if the 5G infrastructure market and rate of adoption develop in the manner or in the time period that we anticipate, if we do not have timely, competitively priced, market-accepted solutions available to meet our customers’ planned rollout of 5G platforms and systems, we may miss a significant market opportunity and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Increased customer demand for our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services for many of our solutions, including professional services for the installation of our monitoring and analytics solutions. We may be unable to respond quickly enough to accommodate short‑term increases in customer demand for our support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Our customers depend on our support organization to resolve issues related to our deployed solutions on their networks. A high level of support is critical for continued business relationships with our customers. If we or our channel partners do not effectively assist our customers in deploying our solutions, succeed in helping our customers to quickly resolve post-deployment issues, or provide effective ongoing support, it would adversely affect our ability to sell our solutions to existing customers and harm our ability to attract new customers. Consequently, any failure to maintain high-quality support and services would harm our operating results and reputation. Further customer demand for these services, without corresponding revenues, could have a material and adverse impact on our financial condition and results of operations.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2019, our records indicate that we held the following portfolio of utility patents: 94 active granted US patents, 118 granted or validated patents in European countries and 45 patents in other jurisdictions. In addition, we have 53 utility patent applications (including provisional applications) pending in the US, 19 utility patent applications pending in Europe and 19 utility patent applications pending in other countries. The expiration dates of our active issued patents range from 2019 to 2037, with no significant active patent expiring in the near future.

Our records also indicate that, as of August 31, 2019, we held 36 active granted design patents, as well as 11 pending design patent applications, in the United States, Europe, China and other jurisdictions.

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

While non-practicing entities (NPEs – also informally known as “patent trolls”) are continually asserting patent claims against companies working in the Information and Communications Technology domain, “trademark trolls” are also becoming increasingly common. These “trademark trolls” will file trademarks in countries where the trademark has not yet been registered. In both cases, because their entire business model is predicated upon undertaking legal action to extract licensing and/or royalty fees from legitimate “practicing” entities, such as EXFO, they often initiate such litigation even if the purported relevance of their trademark or patent claims may be questionable. Consequently, we may be obliged to reach a negotiated monetary settlement or embark upon costly legal proceedings if a “patent troll” or a ‘’trademark troll’’ asserts such claims against us.

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

Some of our products contain software licensed to us by third-party authors under “open source” licenses. If our proprietary commercial software were to incorporate open source software, we might, under the terms of certain open source licenses, be required to license that combined software as well as release the source code of the combined software to third parties. This could allow third parties to use our proprietary software at no charge, could enable our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales and lower revenues for us.

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

We depend on a single supplier or a limited number of suppliers for several parts used to manufacture our products for which alternative sources may not be readily available. In addition, all of our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. Our reliance on a single source or limited number of suppliers could result in increased costs, delivery problems, reduced control over product pricing and quality and could require us to stockpile critical parts. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic and mechanical parts, is lengthy and would consume a substantial amount of time from our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on acceptable terms. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would render our products less competitive and result in lower margins.

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

Our operating results reflect substantial benefits from programs sponsored by governments for the support of research and development activities conducted in Canada and France. Research and development tax credits and grants represented 12.8% of our gross research and development expenses for the year ended August 31, 2019.

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

As of November 1, 2019, Germain Lamonde, our Executive Chairman of the Board, held 94.06% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2019, we held $19.4 million in cash and short-term investments, while total debt and bank loans reached $10.7 million. We also had revolving credit facilities of $56.5 million available to us as at August 31, 2019.

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

We implemented restructuring plans in previous years to realign our cost structure to current and anticipated future market conditions. The latest restructuring plan was completed after the second quarter of fiscal 2019. Delays in the implementation of anticipated workforce reductions in highly regulated locations outside of Canada and the US could materially impair our ability to achieve expected cost reductions or may disrupt our business. We may also fail to meet operational targets due to the loss of key employees. In addition, the anticipated cost savings and other benefits that we hope to achieve from these actions are based on many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business and results of operations could be adversely affected.

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

Our current revolving credit facilities and bank loan imposes restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and requires us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

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

The enactment of new federal, provincial, or foreign data privacy laws and regulations could prevent customers from taking advantage of all the features or capabilities of our products which, in turn, could reduce demand for certain of our products. In addition, changes in international privacy laws have required an adjustment to some of our internal processes and significant resources in the past, and future changes could require similar efforts and resources with regard to compliance. The adoption of or changes to any such data privacy laws and regulations could affect demand for our products, increase the cost of selling our products and divert time and attention of our management, all of which could have a material and adverse effect on our financial condition and results of operations. For example, the European Union (EU) data protection law, the General Data Protection Regulation (GDPR), which became effective in May 2018, is wide-ranging in scope. To adapt to these new requirements, we have invested resources necessary to enhance our policies and controls across our business units and services, relating to how we collect and use personal data from customers and employees and how vendors handle personal data we provide to them. We will also evaluate the potential impact of the Canadian “Digital Privacy Act” and the “People’s Republic of China Network Security Law” that were implemented on November 1, 2018, and June 1, 2017, respectively, as well as that of the “California Consumer Privacy Act” coming into effect on January 1, 2020. Going forward, we expect that the international transfer of personal data will present ongoing compliance challenges and complicate our business transactions as we negotiate and implement suitable arrangements with international customers as well as international and domestic vendors.

Compliance with SEC rules relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in components and/or products we contract to manufacture may contain such “conflict minerals”.

The SEC adopted disclosure requirements under Section 1502 of the Dodd-Frank Act, regarding the source of certain conflict minerals for issuers for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer, which are mined from the Democratic Republic of Congo (“DRC”) and adjoining countries. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as “3TG.” Because we use components which contain tin, tantalum, tungsten or gold, the SEC rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the DRC or an adjoining country (collectively referred to as “covered countries”) and, depending on the results of such inquiry, to perform further supply chain due diligence on the source and chain of custody of those minerals to determine if they originated in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Our material sourcing is broad based and multi-tiered, and we may not be able to easily verify the origins for all metals used in our products. As a result, the costs of the aforementioned diligence efforts by us and by our suppliers could be significant. In addition, disclosures by us mandated by the rules which are perceived by the market to be “negative” may cause customers to refuse to purchase our products. We are unable to assess the cost of continuing compliance with this rule, and there can be no assurance that the cost will not have an adverse effect on our business, financial condition or results of operations.

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

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this “Risk Factors” section. Our stock price will fluctuate based on our financial performance and growth expectations. It can also be affected by public announcements from our competitors and our customers in the communications industry. In addition, turmoil in credit markets and in the broader economy can contribute to share price and volume fluctuations in global stock markets. During fiscal 2019, our closing stock price on NASDAQ ranged from a high of $4.80 per share to a low of $2.75 per share. These aforementioned factors, including volatility often unrelated to the operating performance of our company, may materially affect our stock price in the future.

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

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2018 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

In October 2018, as part of our restructuring plan, we shut down our site in Concord, Ontario, Canada. On February 1, 2019, we sold our real estate property in Concord, Ontario, Canada for net proceeds of $3.3 million. The transfer of ownership resulted in a gain of $1.7 million recorded in the statement of earnings for fiscal 2019.

In October 2018, as part of our restructuring plan, we shut down our operations in Chelmsford, Massachusetts, USA. On December 1, 2018, we also transferred certain intellectual property held in the United States to Canada. This transfer created a one-time deferred income tax recovery of $2.4 million in the statement of earnings for fiscal 2019.

On January 8, 2019, we announced that our Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 1,200,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on January 14, 2019 and will end on January 13, 2020. From January 14, 2019 through November 11, 2019, we spent approximately US$0.6 million (including fees) to repurchase 127,604 subordinate voting shares.

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

We believe that our unique blend of hardware equipment, software and services accelerates digital transformations related to fixed and mobile network deployments. More specifically, we target high-growth market opportunities that enable customers to increase bandwidth capacity and improve quality of experience on network infrastructures: 5G and Internet of Things (IoT), 4G/LTE (long-term evolution), wireless backhaul and fronthaul, small cells and distributed antenna systems (DAS), 400G and 100G network upgrades as well as fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable test solutions for the installation, maintenance and troubleshooting of optical networks. Over the past several years, we have enhanced our competitive position in the communications test, monitoring and analytics markets through acquisitions of transport and datacom, copper/xDSL and wireless test companies, an IP service assurance business, an analytics software company, radio frequency (RF) test technologies for fiber-based radio access networks (RANs), automated network topology software, optical test equipment for lab and research applications, as well as performance analysis solutions for mobile networks and subscriber experience.

Industry Background

EXFO benefited from ongoing fiber buildouts and early 5G wireless deployments in fiscal 2019 as CSPs transformed their networks to address growing Internet usage, proliferation of smart phones and tablets, and an explosion in video services. On the wireline side, the 100G upgrade cycle continued throughout metropolitan networks, 400G made its way into some data centers, while early 800G designs were seen in labs. We also witnessed fiber rollouts and small cell deployments closer to the network edge to support the ultra-high speeds and low-latency requirements of tomorrow’s wireless infrastructures. On the wireless end, service providers worldwide became embroiled in a race to deliver 5G services first to their subscribers. Already, the two largest CSPs in the US are claiming bragging rights with partial deployments of 5G services in certain metropolitan areas. Leading service providers in South Korea and China also rolled out 5G services in calendar 2019, but massive commercial deployments are not expected until 2020 when 5G smartphones become widely available.

Against this backdrop, CSPs are grappling with the complex architectures required to manage virtualized networks, which are essential to monetizing 5G services and lowering operating costs. Early use cases revolve around fixed wireless and enhanced mobile broadband (eMBB) for ultra-high-definition video streaming, augmented reality and virtual reality applications. Next in line are massive machine type communications (mMTC), requiring a connection density of 1 million devices per square kilometer, to support the Internet of Things (IoT). Finally, ultra-reliable, low-latency communications (URLLC) are slated to come later in the 5G cycle to enable delay-sensitive applications like autonomous cars and industrial automation that require a response time as low as 1 ms.

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

Our growth strategy focuses on internal investments and acquisitions in two main technology areas: fiber and 5G.

First, fiber is being deployed everywhere. Communications service providers are continuing fiber buildouts and high-speed deployments in Metro, regional and access networks to meet bandwidth demand. Cable companies are following suit with Fiber Deep initiatives to remain competitive. Webscale operators are building data centers closer to the network edge to ensure a superior quality of experience for end-users.

All these customer groups rely on fiber testing and we believe that the depth and breadth of our product portfolio and No. 1 position in the optical test equipment market will lead to our continued growth.

Second, 5G mobility. The 5G investment cycle got underway in limited geographies in 2019. Initial use cases revolve around fixed wireless and enhanced mobile broadband, but we believe that 5G is all about machines and incremental revenue. We should see massive machine type communications and ultra-reliable, low-latency applications later in the cycle.

EXFO is currently benefiting from the 5G network densification phase. Service providers are deploying small cells in densely populated areas to deliver the next-generation services that subscribers expect. These small cells need to be connected with fiber and we expect to capitalize with our leadership position in optical testing.

The next phase of 5G deployment will get underway in mid-2020 as mobile network operators deploy radio equipment for the standalone 5G standard. EXFO provides RAN optimization solutions for network operators, who must cope with the tradeoff between capacity and coverage on high-, mid- and low-band spectrum.

Finally, the network monitoring phase will begin in mid- to late-2020 when commercial rollouts of 5G networks become mainstream. This is when EXFO’s troubleshooting and monitoring solutions will provide end-to-end visibility of 5G networks.

These full-fledged 5G networks will be built around a virtualized architecture to increase monetization opportunities and reduce operating costs. Already, we have successfully deployed a virtualized service assurance solution with 3UK, a British mobile network operator.

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

In fiscal 2019, our top customer accounted for 6.9% of our sales and our top three customers represented 18.1%. In comparison, our top customer accounted for 9.1% of sales and our top three customers represented 15.9% in 2018, while our top customer accounted for 10.1% of sales and our top three customers represented 18.4% in 2017.

Products

Beginning in fiscal 2019, we started reporting sales and bookings results based on two newly defined product families: Test and Measurement (T&M) and Service Assurance, Systems and Services (SASS). Optical, transport and copper test solutions make up the T&M product family, including portable equipment for the field and benchtop units for the lab and manufacturing environments. The SASS family mainly consists of service assurance, fiber monitoring, analytics and professional services as well as other systems-related solutions like network simulation and network topology. The SASS product family tends to be software-intensive with longer sales and revenue-recognition cycles than the T&M group. We believe this product breakdown better reflects our long-term strategy, while enhancing comparisons against industry peers and investors’ understanding of our business.

Test and Measurement (T&M)

We offer a broad range of test solutions that support customers in the digital transformation of their networks from the core to the network edge. We believe the competitive advantages of our products include a high degree of innovation, modularity and ease of use. Ultimately, we believe our products enable NEMs, CSPs as well as data center, cloud and web-scale operators to design, deploy, and troubleshoot wireline and wireless networks, as well as help customers reduce their operating expenses.

We provide portable test solutions that are mainly used by CSPs to install, turn up and maintain their optical, wireless and copper-based communications networks. These products are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules.

Our handheld instruments are durable, compact and easy to use. They include dedicated instruments like power meters for optical networks and digital subscriber line (DSL) testers for copper access networks. They can also be multi-function units that carry out several different measurements.

Our field-test platforms, namely the FTB-1 Pro Platform, FTB-1 Platform, FTB-2 Pro Platform, FTB-4 Pro Platform and FTB-500 Platform, are at the core of our portable product portfolio. Our FTB-1 Pro, designed for frontline technicians in the field, is a single-slot, modular platform dedicated to carry out optical, Ethernet and multiservice tests simply and efficiently. It differentiates itself through ultra-strong processing power and rich features like a multi-touch, high-resolution widescreen display. The FTB-1 Platform does not possess the same processing power or rich feature set of the FTB-1 Pro, but it is suitable for optical, copper, Ethernet and multiservice testing applications.

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

Our highly scalable LTB-8 platform, which can host as many as eight 100G test modules, addresses the numerous requirements that NEMs demand from their multiservice transport and datacom network equipment. Lab users can carry out tests for a variety of technologies including Ethernet, OTN, Fibre Channel and SONET/SDH. Optical tests can also be carried out via power meters, variable attenuators and switches. Remote control of one or several LTB‑8 platforms is available via a proprietary web-based interface. We also have a 400G test module for the LTB-8 platform that is dedicated to the lab and manufacturing markets.

Apart from our LTB-8 platform, we offer advanced optical test equipment for R&D labs. This high-end product portfolio includes benchtop optical spectrum analyzers, tunable lasers, tunable filters and passive optical component test systems for network equipment manufacturers and optical component vendors.

Service Assurance, Systems and Services (SASS)

We provide a comprehensive portfolio of monitoring solutions for wireline and wireless CSPs, delivering full visibility of the network, service and subscriber levels.

At the network level, we offer fiber monitoring solutions, which leverage OTDR (optical time domain reflectometry) technology, enabling centralized monitoring to detect fiber breaks or performance issues 24 hours per day, seven days per week.

At the service level, the EXFO Worx System is an active monitoring solution that delivers real-time, end-to-end quality of service (QoS) and quality of experience (QoE) service monitoring for next-generation IP networks. Built around a distributed architecture, we believe the EXFO Worx System enables the successful launch and ongoing profitable operation of Ethernet/IP-based voice, video and data networks and services across wireline and wireless networks.

We have transformed our active monitoring portfolio to address the growing need for virtualized solutions. The EXFO Worx solution offers a variety of software-based probes, enabling the interworking with virtualized network architectures and functions.

We believe a competitive advantage of EXFO’s active monitoring solution is the ability to implement SLA (service level agreement) monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform. Key capabilities include:

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

Our active monitoring solution is complemented by network topology software for automated root cause analysis and network inventory applications (physical, virtual and hybrid). As such, we recognized a $4.9 million deal in fiscal 2019 from a US service provider for our network topology software solution. This key contract win came with a related multi-million-dollar customer support plan over the next three years.

EXFO also offers a passive monitoring, analytics and troubleshooting solution for multi-technology mobile networks (2G, 3G, 4G), including the subscriber level. The EXFO-Astellia Nova solution provides mobile network operators with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. It is fully virtualized and integrates rich information from call traces, probes, CRM, billing, etc., to make the most of big data.

This virtualized solution is used by 3UK for the passive monitoring of its recently launched, cloud-native, mobile core network.

The EXFO-Astellia Nova solution improves customer experience and mobile operators’ business performance, optimizes end-to-end service quality, and provides the required insights to enhance subscriber experience. It meets the requirements of network operations, service operations, customer care and marketing teams. Key strengths of this solution include:

•	Radio access network (RAN) optimization;
•	Geolocation capabilities;
•	Vendor independence;
•	Data agnostic (call traces, probe data, third party);
•	End-to-end, from radio to core;
•	Big data based; and
•	Fully virtualized.

To allow customers to get the most out of their monitoring and analytics investments, our experts work hands‑on with them through value-added services that include quality assurance and performance audits as well as business consulting and customization. Additional services include training, project management and 24/7 customer support.

We also provide 2G, 3G, 4G/LTE and 5G network simulators for CSP labs and NEMs. EXFO’s network simulators emulate real-world, large-scale network traffic and end-user behavior in a laboratory environment to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Typical tests include wireless node (EPC, IMS) functional and network load testing.

These various assets are key building blocks of the automated service assurance offering that EXFO is proposing for increasingly complex, cloud-native and 5G networks.

Finally, we offer communications intelligence tools for police, armed forces and other governmental organizations to help fight organized crime and terrorists.

Research and Development

Our global R&D operations fall under the management of a vice president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Oulu, Finland, Pune, India, Lannion, France, Rennes, France, Valencia, Spain, and London, UK. Gross research and development expenditures totaled $58.0 million in fiscal 2019 compared to $65.2 million in 2018 and $53.1 million in 2017.

Aligned with our strategic imperative to increase R&D synergies and efficiencies, we transferred activities from Toronto, Canada and Chelmsford, US to primary R&D centers within the company. These two R&D centers were closed down in October 2018.

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

Sales

We sell our test, monitoring and analytics solutions through direct and indirect sales channels in the Americas (US, Canada, Central and South America), Europe, Middle East and Africa (EMEA) and Asia-Pacific regions.

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

Our sales network in EMEA is supported by a main office and service center in Chandler’s Ford, Hampshire, UK, which serves as headquarters of our European sales operations and provides repair, calibration and technical support services for our EMEA customers. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distribution partners.

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

Our sales team is led by our chief executive officer (CEO), who is supported by a vice president responsible for each major geographic region: Americas, EMEA and Asia-Pacific. These sales executives, in turn, are assisted by regional sales directors that lead a widely distributed team acting as key account managers, regional sales managers, sales engineers and application engineers. Our sales people are located throughout major metropolitan areas around the world. This group of sales professionals has on average more than 15 years of experience in the fields of telecommunications, fiber optics, or test and monitoring. Within each major geographic region, we have sales staff dedicated to test, monitoring and analytics customers.

We also have an in-house Customer Service Group to meet the needs of existing and new customers. This group is responsible for providing quotations to customers, supporting our sales force, managing demonstration units, order management, technical support and training as well as calibration and repair services.

Sales to customers in the Americas represented 50% of our sales in fiscal 2019, while sales to customers in EMEA and Asia-Pacific accounted for 32% and 18% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 50%, 32% and 18% of our sales in 2018, respectively, and 55%, 26% and 19% in 2017, respectively.

Product Management

All product management duties fall under the leadership of our CEO, who is supported by two vice presidents responsible for test and measurement (T&M) as well as service assurance, systems and services (SASS). Each product management executive, in turn, is assisted by directors and/or product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for some aspects of our telecom marketing program, specifically product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions.

Marketing/Communications

All marketing and communications activities fall under the leadership of our CEO, who is supported by a director of corporate marketing. The department is responsible for promoting EXFO’s brand globally; further strengthening the company’s relevance to our customers, market and industry; positioning the T&M and SASS portfolios; supporting our Sales team and partners; and helping improve customer experience.

To accomplish these tasks, marketing and communications strategies are developed and executed by five multidisciplinary groups, responsible for the following:

•	Digital Marketing: Achieving marketing objectives through applying digital technologies and media;
•	Marketing Campaign Management: Marketing campaign planning and execution for all EXFO’s portfolios, collaborating closely with product management;
•	Commercial Insights: Generating and ensuring adoption of commercial insights to support our sales organization and partners; analyst relations; and our e-learning and training platform;
•
Field Marketing and Communications: Shining the spotlight on EXFO across the globe, showcasing our expertise and depth of portfolio at industry events, in the media, and other targeted external and internal audiences; and

•	In-house agency: Producing marketing and corporate communications collateral (graphic design, writing, etc.).

Global Services

EXFO’s Global Services operation provides customers with a broad array of support and services worldwide. This team has in-house staff in North America, Europe, and Asia. It also provides local support in specific countries through select partners. Such a strategy enables EXFO to have a global reach while maintaining strong local ties.

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

•	Customer Care Services – Provide pre-sale, delivery, post-sale technical support, and systems actualization of customer’s network monitoring and converged service assurance systems;
•	Education Services – Aggregate expertise, develop material, and deliver free and fee-based training;
•	Professional Services – Provide value-added solution services for our test and system customers.

Manufacturing

Our manufacturing operations consist mainly of material planning, supply-chain management, sub-assembly, final assembly and test, software loading, calibration, quality control, shipping, billing and customs management. Most of our manufacturing activities, which occupy a total of 125,000 square feet, take place at our facility compound in Quebec City, Canada, Shenzhen, China, and Lannion, France, but we also have facilities in Rennes, France and Oulu, Finland, for product configuration, software loading, quality control and shipping of monitoring systems. All our manufacturing operations fall under the supervision of a vice president.

Our Quebec City, Canada, operations mainly produce low-volume, high-complexity telecom products. It has maintained ISO 9001 certification since 1994 and first obtained TL 9000 certification in July 2012. Our manufacturing plant in Shenzhen, China, which started operations in September 2007, is responsible for the production of high-volume, low-complexity telecom products. Our Shenzhen plant, which follows the same corporate quality standards, was first certified ISO 9001 in January 2009 and also obtained TL 9000 certification in July 2012. Acquired from Yenista in 2017, our Lannion, France, operations, produce low-volume, high complexity test and measurement equipment for laboratory, university and production of optical components.

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

Sources and Availability of Raw Materials

We use various suppliers to provide parts for the manufacture and support of multiple product lines. Although our intent is to establish at least two sources of supply for materials whenever possible, we obtain several parts from single or limited source supply arrangements. We may not be able to procure these parts from alternative sources at acceptable prices within a reasonable time; therefore, the loss or interruption of such arrangements could have an impact on our ability to deliver certain products on a timely basis. See Item 3D of this Annual Report under “Risk Factors ‒ We depend on short-term arrangements with a single supplier or a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results.”

We will continue to mitigate the risk of production interruptions and shortages of parts by: (1) carrying safety stock of critical components, (2) monitoring the delivery performance of our suppliers, (3) selecting and qualifying alternative sources of supplies for key parts whenever possible, and (4) promptly assessing potential effects of worldwide natural disasters.

Seasonality

Historically, we have been subject to seasonality mainly in our second quarter (December, January and February) due to the Christmas holidays and delays in approval of CSP spending budgets for the new calendar year. These two factors can have negative effects on our bookings in our second quarter, but they are mitigated by the renewal of annual maintenance contracts and sometimes calendar year-end spending on the part of CSPs. We are increasingly subject to seasonality in the fourth quarter (June, July and August) because bookings activity tends to slow down during the summer months, especially in Europe. The acquisition of Astellia in 2018 could also render us more vulnerable to seasonality in the summer, since its sales are largely concentrated in Europe, Middle East and Africa (EMEA). These seasonal effects do not apply consistently and do not always correlate to our financial results. Accordingly, they should not be considered as reliable indicators of future revenue or results of operations.

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

Main competitors in the test and measurement environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), Keysight and Viavi Solutions, as well as smaller players such as AFL Noyes, Deviser Instruments, Kingfisher International, Shineway Tech, VeEX Inc., and Yokogawa Electric Corporation. On the service assurance, systems and services side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), Netrounds, NetScout Systems, Inc., Elisa (Polystar), Radcom, Spirent Communications plc, and Viavi Solutions. See Item 3D of this Annual Report under “Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy.”

Employees

As at November 1, 2019, we had 1,810 full-time employees compared to 1,803 and 1,577 for the same periods in 2018 and 2017, respectively. Our workforce as of November 1, 2019 included 401 employees in manufacturing, 656 employees in research and development, and 753 employees in sales and marketing as well as general and administrative functions.

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

Regulatory Environment

In most countries where our products are sold, our products must comply with the regulations of one or more governmental entities. These regulations often are complex and vary from country to country. Depending upon the country and the relevant product, the applicable regulations may require product testing, approval, registration, marking and unique design restrictions. Accordingly, we have appointed a team of specialists who are responsible for ensuring that our products comply with all applicable regulations.

In the United States, our products must comply with the regulations of some agencies of the U.S. federal government, including the Federal Communications Commission (FCC), the Food and Drug Administration (FDA) and the Occupational Safety and Health Administration (OSHA). Under the FCC’s regulations, our products must comply with certain electromagnetic interference (EMI) requirements to insure they do not generate electromagnetic noise which could possibly cause undesirable operation, as well as affect other surrounding devices. Additionally, some of our products must comply with the FDA’s non-medical performance standards and related rules concerning light-emitting products, such as lasers. The FDA’s regulations applicable to our products are intended to promote safety by limiting human exposure to harmful non-iodizing radiation. Similarly, our products must comply with safety standards adopted by OSHA.

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

To address the issue of environmental compliance, the European Union has mandated the Restriction of the Use of Certain Hazardous Substances or “RoHS” Directive (2011/65/EU), which applies to all products included within the scope of WEEE Directive. Mandatory product compliance includes the ban of certain substances within specified concentrations, unless formally exempted by the Directive. To ensure compliance to this Directive, a formal restricted substance control (RSC) program was implemented for our products included within the scope of WEEE. This program ensures the design, procurement and manufacturing of affected products prevents the inclusion of the banned substances as specified by the RoHS Directive.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2019, our records indicate that we held the following portfolio of utility patents: 94 active granted US patents, 118 granted or validated patents in Europe and 45 patents in other jurisdictions. In addition, we have 53 utility patent applications (including provisional applications) pending in the US, 19 utility patent applications pending in Europe and 19 utility patent applications pending in other countries. The expiration dates of our active issued patents range from 2019 to 2037, with no significant active patent expiring in the near future.

Our records also indicate that, as of August 31, 2019, we held 36 active granted design patents, as well as 11 pending design patent applications, in the United States, Europe, China and other jurisdictions.

We consider five of our inventions to be material. These inventions are protected by granted patents and/or pending patent applications and can be described as follows:

•
a method and apparatus for improved characterization of loss-inducing “events” along an optical fiber using an Optical Time Domain Reflectometer (OTDR). By a judicious combination of OTDR data corresponding to different optical-pulse durations, the location and loss characteristics of an event can be quantified with much better accuracy and/or more rapidly than via conventional approaches;

•
a method for determining the optical signal-to-noise ratio on polarization-multiplexed signals used in high-bandwidth DWDM optical networks by employing an optical spectrum analyzer (OSA). It employs a reference trace acquired with one channel being turned off;

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added section 13(r) of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), public reporting issuers are required to disclose whether they or any of their affiliates knowingly engaged in certain activities, transactions, or dealings relating to Iran or certain designated individuals or entities.

From September 2018 until November 2018, EXFO Solutions (formerly Astellia), a subsidiary of EXFO organized and existing under the laws of France, engaged in transactions involving the sale of passive monitoring and troubleshooting solutions and associated services to end users in Iran. EXFO Solutions (formerly Astellia) sold the equipment for end use by Iranian mobile network operators, Mobile Communications Company of Iran (“MCCI”) and MTN Irancell. Although it is difficult to evaluate with any reasonable degree of certainty, we have concluded that we cannot exclude the possibility that MCCI or MTN Irancell is owned or controlled, directly or indirectly, by the government of Iran.

Gross revenues reported by EXFO Solutions (formerly Astellia) in connection with these transactions, for the three-month period mentioned above, were approximately US$122,379; estimated net result from these transactions was nominal.

Prior to its acquisition by EXFO, EXFO Solutions (formerly Astellia), through a subsidiary located in Lebanon, employed four (4) employees delivering services in Iran, a practice that was continued after the acquisition through the end of October 2018. These activities complied in all material respects with applicable sanction laws and regulations; however, they were inconsistent with EXFO’s internal policies. EXFO discovered this activity during the pre-acquisition due diligence of EXFO Solutions (formerly Astellia) and has conducted a comprehensive internal investigation and review. As a result of this investigation and review, EXFO has implemented additional compliance procedures designed to prevent future violations of its internal policy and is currently in the process of withdrawing from any direct activities, transactions, or dealings relating to Iran or certain designated individuals or entities and will no longer have employees providing services in Iran. In addition, EXFO revised its internal policies to allow indirect support and maintenance of EXFO Solutions’ systems deployed at MCCI and MTN Irancell through a non‑related third-party based outside Iran to honor EXFO Solutions’ (formerly Astellia) prior engagement with existing customers in compliance with applicable export controls, sanctions and other laws, rules and regulation. The withdrawal process was completed on November 4, 2018 and support services through a non-related third party was established at that date.

Gross revenues reported by EXFO Solutions (formerly Astellia) in connection with these support services through a non-related third party for fiscal year 2019 were approximately US$50,472; estimated net result from these transactions was nominal.

C.	Organizational Structure

As of November 1, 2019, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

EXFO Inc.
1985-09-18
(Canada)
Operating
99%
EXFO Solutions S.A.S. (formerly Astellia SA) 1999-12-30 (France) Operating
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
100%
EXFO India LLP (India) Dissolved 2018-05-30
100%
EXFO Japan PTE Ltd. 2012-03-26 (Japan) Operating
100%
EXFO Telecom Equipment (Shenzhen) Ltd. 2007-04-02 (China) Operating
100%
EXFO Telecom Technologies (Beijing) Co. Ltd. 2015-07-07 (China) Operating
100%
EXFO Oy (formerly NetHawk Oyj) 1985-08-01 (Finland) Operating
100%
EXFO America Inc. 1992-12-15 (Delaware) Operating
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
100%
Astellia South Africa (Pty) Ltd. 2008-07-02 (South Africa) Operating
95%
Astellia Telecom Private Ltd. 2010-10-26 (India) Operating
100%
EXFO Telecom Spain SL 2007-10-19 (Spain) Operating
100%
Insinöörtoimisto Taipale Oy (Finland) Dissolved 2017-06-30
100%
Kaski Group Oy 1999-09-14 (Finland) Non-Operating
100%
EXFO France SARL (formerly NetHawk France SARL) 2015-11-16 (France) Operating
100%
NetHawk Networks India Pvt. Ltd. 2005-05-12 (India) Non-Operating
100%
NetHawk Solutions Pvt. Ltd. 2006-06-19 (India) Operating
100%
Astellia Inc. 2004-02-25 (Delaware) Operating

D.	Property, Plant and Equipment

Our head offices are located in Quebec City, Province of Quebec, Canada where we occupy two buildings. These buildings house our executive and administrative offices, research and development facilities and production facilities. We also have offices in Montreal, Province of Quebec, Canada, in Richardson, Texas, United States (EXFO America Inc.), in Pune, India (EXFO Electro-Optical Engineering India Private Ltd.), in Chandler’s Ford, Hampshire, United Kingdom (EXFO Europe Limited), in Lannion, France (EXFO Optics SAS), in Oulu, Finland (EXFO Oy), in Rennes, France (EXFO Solutions SAS), in Shenzhen, China (EXFO Telecom Equipment (Shenzhen) Co. Ltd.), in Valencia, Spain (EXFO Telecom Spain SL) and in London, United Kingdom (Ontology-Partners Limited).

In addition, we maintain sales offices and/or have regional sales managers located in Australia, China, Czech Republic, France, Germany, Great Britain, India, Japan, Lebanon, Mexico, Morocco, Singapore, South Africa, Spain, Sweden, United Arab Emirates and the United States.

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2019.

Location	Use of Space	Square Footage		% of Utilization	Type of Interest
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, repair/calibration services, manufacturing, management and administration	129,000	(1)	95%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000		70%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Leased to third parties	23,736		100%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	26,264		0%	Owned
F1 to F3, No. 71-3, Xintian Avenue, Xintian Community Fuhai Subdistrict, Bao’an District Shenzhen, Guangdong 518103 China	Occupied for manufacturing of products, repair/calibration services	64,000		90%	Leased
ZAC Airlande 2, rue Jacqueline Auriol CS 69123 Saint-Jacques-de-la-Lande 35091 Rennes Cedex 9 France	Occupied for research and development, customer services, manufacturing, management and administration	50,235		90%	Leased
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products	44,000		95%	Owned

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
Offices No 602, 603, 604, 701 and 702, Tower S-4 Cybercity Magarpatta, Hadapsar Pune 411 013 India	Occupied for research and development	33,981	85%	Owned
250 Apollo Drive Chelmsford, MA 01824 United States	Unoccupied	25,400	0%	Leased
4 rue de Louis de Broglie Lannion 22300 France	Occupied for research and development, manufacturing, management and administration	24,800	50%	Leased
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	13,380	100%	Leased
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, repair/calibration services, sales management and administration	13,000	85%	Leased
Ronda Narciso Monturiol 6 Oficina 110B, 111B, 112B and 113B, Parque Technologico Paterna, Valencia 46980 Spain	Occupied for research and development and customer services	10,398	100%	Leased
Offices No 102 Tower S-4 Cybercity Magarpatta, Hadapsar Pune 411 013 India	Leased to a third party	5,979	100%	Owned
Phoenix Yard 65-69 Kings Cross Road London WC1X 9LW United Kingdom	Occupied for research and development, management and administration	5,000	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars and recessions; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 26, 2019.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators and network equipment manufacturers (NEMs) in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enable transformations related to fiber, 5G and network virtualization. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

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

Over the years, we have expanded our product portfolio into fiber monitoring, IP (Internet protocol) service assurance as well as monitoring of 2G, 3G, 4G/LTE and 5G mobile networks. Our fiber-monitoring solution leverages EXFO’s expertise and market leadership in optical time domain reflectometry (OTDR) by using this technology as remote test units (RTUs) to monitor an optical plant 24 hours per day, seven days per week. This fiber monitoring solution proactively detects any fiber degradation or locates any fiber cut to optimize quality of service along long‑haul, metro and access networks. Our IP service assurance solution is a probe-based hardware and software offering that delivers quality-of-service visibility as well as real-time service monitoring and verification of next-generation IP networks. We have enriched our IP service assurance offering, which can also be virtualized, with infrastructure performance management tools, analytics software and network topology discovery solutions via technology acquisitions.

Following the acquisition of Astellia S.A. (renamed EXFO Solutions S.A.S.) in January 2018, EXFO offers monitoring solutions for multi-technology mobile networks (2G, 3G, 4G, 5G). The EXFO-Astellia portfolio provides mobile CSPs with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. These solutions can be fully virtualized and combined with information from call traces, third-party probes, CRM, billing, etc., to optimize a big data framework.

Our mobile portfolio also consists of network simulators and optical radio frequency (RF) test solutions. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment to predict network behavior, uncover faults and optimize networks before mobile networks and services are deployed. Our optical RF test solutions are dedicated to turning up and troubleshooting fiber-based mobile networks. These solutions are critical for locating and analyzing RF interference issues in FTTA, DAS, remote radio heads and baseband units that support 4G/LTE and 5G networks.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Our products enable NEMs, CSPs and web-scale operators to design, deploy, troubleshoot and monitor fixed and mobile networks and, in the process, they help them reduce the cost of operating their networks.

We have a staff of approximately 1,900 people in 25 countries, supporting more than 2,000 customers around the world. We operate three main manufacturing sites, which are located in Québec City, Canada, Shenzhen, China, and Lannion, France, and we have facilities in Rennes, France, and Oulu, Finland, for product configuration, software loading, quality control and shipping of monitoring systems. We also have five main research and development expertise centers in Montréal, Québec City, Rennes, Oulu and London, supported by a software development center in India.

We released a number of key solutions in fiscal 2019 that enable customers to accelerate their network transformations. We introduced a new category of fiber-testing solutions with the launch of the industry’s first optical fiber multimeter. This innovative test instrument simplifies the task of frontline technicians by automatically evaluating the quality of fiber links in a matter of seconds. We also expanded our 400G test portfolio with the launch of a module featuring an Open Transceiver System. This modular design enables compatibility between current and future high-speed transceivers with EXFO’s field and lab test platforms. In addition, we released an automated fiber inspection tool for testing polarity, continuity and connector cleanliness on multifiber cables.

Our sales, which include a full-year contribution from newly acquired EXFO Solutions S.A.S. (formerly Astellia S.A.), compared to a seven-month contribution last year, increased 6.4% to $286.9 million in fiscal 2019 from $269.5 million in 2018. Bookings (purchase orders received from customers), which include a full-year contribution from EXFO Solutions, increased 11.2% to $297.8 million in fiscal 2019, for a book-to-bill ratio of 1.04, from $267.7 million in 2018.

Net loss attributable to the parent interest amounted to $2.5 million, or $0.04 per share, in fiscal 2019, compared to $11.9 million, or $0.22 per share in fiscal 2018. Net loss attributable to the parent interest in fiscal 2019 included net expenses totaling $15.1 million, comprising $7.8 million in after-tax amortization of intangible assets, $1.8 million in stock-based compensation costs, $3.2 million in after-tax restructuring charges, $1.4 million for the acquisition-related deferred revenue fair value adjustment, and a foreign exchange loss of $0.9 million. Net loss attributable to the parent interest also includes $1.7 million for a gain on disposal of capital assets and $2.4 million for a deferred income tax recovery. Net loss attributable to the parent interest in fiscal 2018 included net expenses totaling $17.1 million, comprising $9.4 million in after-tax amortization of intangible assets, $1.7 million in stock-based compensation costs, $3.4 million in after-tax restructuring charges, $2.1 million for the acquisition-related deferred revenue fair value adjustment, $0.7 million in positive change in the fair value of the cash contingent consideration, $2.5 million in after-tax acquisition-related costs, and a foreign exchange gain of $1.3 million.

Adjusted EBITDA (net earnings (loss) attributable to the parent interest before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, and foreign exchange gain or loss) amounted to $25.6 million, or 8.9% of sales, in fiscal 2019, compared to $17.2 million, or 6.4% of sales in 2018. Adjusted EBITDA is a non-IFRS measure. See page 56 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest.

In September 2018, as part of our fiscal 2018 restructuring plan and the shutdown of our operations in Toronto, Canada, we entered into a binding agreement to sell one of our buildings for net proceeds of $3.3 million. The transfer of ownership occurred during fiscal 2019 and resulted in a gain of $1.7 million that was recorded in interest and other income (expense) line item in our consolidated statement of earnings for that year.

In addition, in fiscal 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual property held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a one-time deferred income tax recovery of $2.4 million in fiscal 2019 as the recovery of this asset is probable. This deferred income tax recovery was recorded in our consolidated statement of earnings for that year.

Adjusted EBITDA outlook

Short-term target

Fiscal 2019

In fiscal 2018, we had established an adjusted EBITDA target of $24 million for fiscal 2019. Actual adjusted EBITDA reached $25.6 million, or 8.9% of sales, slightly higher than expected.

Fiscal 2020

For fiscal 2020, considering results achieved in fiscal 2019, the anticipated increase in sales volume and the resulting improved fixed-cost absorption, the full impact of our fiscal 2018 restructuring plan, as well as the impact of the upcoming adoption of IFRS 16, ‘’Leases’’, on September 1, 2019, we forecast adjusted EBITDA of $33 million. The adoption of IFRS 16 is expected to increase adjusted EBITDA by approximately $4 million in fiscal 2020. Our adjusted EBITDA target also considers constant currencies.

Medium-term target

In fiscal 2018, we established an adjusted EBITDA margin target of 15% of sales for the next three years (2019 to 2021). This medium-term adjusted EBITDA target was established based on expected sales increase mainly from our service assurance, systems and services (SASS) product line (which represented 27% of sales in fiscal 2018). This product line delivers a higher gross margin before depreciation and amortization than our test and measurement (T&M) product line (which represented 73% of our sales in fiscal 2018), due to its richer software content. In addition, we expect higher growth from our SASS product line over the next three years, as it represents a much larger addressable market ($2.5 billion+) compared to our T&M product line ($900 million) and for which our market share is lower compared to our T&M product line. This growth is expected to come from organic growth as well as through acquisitions, like those completed in fiscal 2017 and 2018 (Absolute Analysis Inc. (Absolute), Ontology Partners Limited (Ontology) and EXFO Solutions) and from related synergies. Furthermore, this sales growth should result in better absorption of our fixed manufacturing costs, which would increase our gross margin before depreciation and amortization and our adjusted EBITDA. A large portion of our operating costs is fixed mainly for research and development expenses as well as administrative expenses. Our adjusted EBITDA target also considers constant currencies.

Despite the positive impact the adoption of IFRS 16 will have on Adjusted EBITDA going forward, we reaffirm our adjusted EBITDA target of 15% for the next two years.

These short-term and medium-term adjusted EBITDA targets are forward-looking statements. In addition, as they exclude items that pertain to future events that are not currently estimable with a reasonable degree of accuracy, such as foreign exchange gain or loss and income taxes, no corresponding IFRS measure has been provided.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2018 and 2019, no customer accounted for more than 10% of our sales, with our top customer representing 9.1% and 6.9% of our sales respectively. In fiscal 2017, our top customer represented 10.1% of our sales.

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

Selling and administrative, and research and development expenses

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

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statement of earnings data: (1)	2019	2018	2017	2019	2018	2017
Sales	$286,890	$269,546	$243,301	100.0%	100.0%	100.0%

Cost of sales (2)	118,677	105,004	94,329	41.4	39.0	38.8
Selling and administrative	98,646	98,794	86,256	34.4	36.7	35.5
Net research and development	50,553	57,154	47,168	17.6	21.2	19.4
Depreciation of property, plant and equipment	5,469	5,444	3,902	1.9	2.0	1.6
Amortization of intangible assets	9,012	10,327	3,289	3.1	3.8	1.4
Change in fair value of cash contingent consideration	–	(670)	(383)	–	(0.3)	(0.2)
Interest and other expense	718	1,378	303	0.3	0.5	0.1
Foreign exchange (gain) loss	949	(1,309)	978	0.3	(0.5)	0.4
Share in net loss of an associate	–	2,080	–	–	0.8	–
Gain on deemed disposal of the investment in an associate	–	(2,080)	–	–	(0.8)	–
Earnings (loss) before income taxes	2,866	(6,576)	7,459	1.0	(2.4)	3.0
Income taxes	5,346	5,678	6,608	1.9	2.1	2.7
Net earnings (loss) for the year	(2,480)	(12,254)	851	(0.9)	(4.5)	0.3
Net loss for the year attributable to non-controlling interest	–	(352)	–	–	(0.1)	–
Net earnings (loss) for the year attributable to the parent interest	$(2,480)	$(11,902)	$851	(0.9)%	(4.4)%	0.3%

Basic and diluted net earnings (loss) attributable to the parent interest per share	$(0.04)	$(0.22)	$0.02

Other selected information:

Gross margin before depreciation and amortization (3)	$168,213	$164,542	$148,972	58.6%	61.0%	61.2%

Research and development data:
Gross research and development	$57,972	$65,243	$53,124	20.2%	24.2%	21.8%

Restructuring charges included in:
Cost of sales	$304	$517	$1,697	0.1%	0.2%	0.7%
Selling and administrative expenses	$495	$673	$1,150	0.2%	0.2%	0.5%
Net research and development expenses	$2,506	$3,219	$2,232	0.9%	1.2%	0.9%

Adjusted EBITDA (3, 4)	$25,585	$17,198	$22,041	8.9%	6.4%	9.1%

Consolidated balance sheet data: (1)
Total assets	$277,602	$284,544	$259,241

(1)	Consolidated statement of earnings and balance sheet data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures.
(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Refer to page 55 for non-IFRS measures.
(4)	Includes acquisition-related costs of $2.2 million or 0.8% of sales in fiscal 2018 and $1.1 million or 0.4% of sales in 2017 (nil in 2019).

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line, in thousands of US dollars:

Sales

	Years ended August 31,
	2019	2018	2017

Test and measurement	$204,693	$197,423	$193,863
Service assurance, systems and services	82,788	71,248	49,906
	287,481	268,671	243,769
Foreign exchange gains (losses) on forward exchange contracts	(591)	875	(468)
Total sales	$286,890	$269,546	$243,301

Bookings

	Years ended August 31,
	2019	2018	2017

Test and measurement	$210,055	$193,836	$198,583
Service assurance, systems and services	88,341	72,982	53,651
	298,396	266,818	252,234
Foreign exchange gains (losses) on forward exchange contracts	(591)	875	(468)
Total bookings	$297,805	$267,693	$251,766

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2019	2018	2017

Americas	50%	50%	55%
Europe, Middle East and Africa (EMEA)	32	32	26
Asia-Pacific (APAC)	18	18	19
	100%	100%	100%

Fiscal 2019 vs. 2018

In fiscal 2019, our sales increased 6.4% to $286.9 million, compared to $269.5 million in 2018, while our bookings increased 11.2% year-over-year to $297.8 million in 2019 from $267.7 million in 2018, for a book-to-bill ratio of 1.04.

Sales

In fiscal 2019, the 6.4% increase in total sales year-over-year can be attributed to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our sales for the full reporting year in fiscal 2019 versus seven months in 2018. We also benefited from a $4.9 million order that was recognized in fiscal 2019 for our real-time network topology solution (no such order in fiscal 2018). Otherwise, our total sales were negatively affected by currency fluctuations year-over-year.

In fiscal 2019, sales of our T&M product line improved 3.7% year-over-year, despite a negative currency impact. In fiscal 2019, we generated increased sales from our high-speed optical transport solutions, as well as higher sales from EXFO Optics for advanced solutions dedicated to labs and NEM environments, compared to 2018.

In fiscal 2019, sales of our SASS product line increased 16.2% year-over-year, despite a negative currency impact, mainly because we benefited from the EXFO Solutions acquisition for the full reporting year versus seven months in 2018. We also benefited from a $4.9 million order that was recognized in fiscal 2019 for our real-time network topology solution (no such order in fiscal 2018).

Bookings

In fiscal 2019, our total bookings increased 11.2% year-over-year, mainly due to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our bookings for the full reporting year in fiscal 2019 versus seven months in 2018.

We also benefited from larger calendar year-end budget spending from CSPs in the Americas for our T&M products and we received a $4.9 million order for our real-time network topology solution (no such order in fiscal 2018), as well as four monitoring orders related to 5G deployments in fiscal 2019. Otherwise, in fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

In fiscal 2019, bookings of our T&M product line increased 8.4% year-over-year mainly due to larger calendar year‑end budget spending on the part of some CSPs in the Americas. Our high-speed optical transport and advanced solutions for NEMs and R&D labs also delivered higher bookings compared to 2018. This bookings increase was partially mitigated by the negative currency impact year-over-year.

In fiscal 2019, bookings of our SASS product line increased 21.0% year-over-year mainly due to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our bookings for the full period in fiscal 2019 versus seven months in 2018. We also benefited from the $4.9 million order for our real-time network topology solution, as well as four monitoring orders related to 5G deployments. Otherwise, in fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

Fiscal 2018 vs. 2017

In fiscal 2018, our sales increased 10.8% to $269.5 million, compared to $243.3 million in 2017, while our bookings increased 6.3% year-over-year to $267.7 million in 2018 from $251.8 million in 2017, for a book-to-bill ratio of 0.99.

Sales

In fiscal 2018, the increase in total sales year-over-year comes from the positive effect of our acquisitions of EXFO Solutions (seven-month contribution) and EXFO Optics (eleven-month contribution), as well as the positive currency impact.

In fiscal 2018, sales of our T&M line increased 1.8% year-over-year mainly due to the acquisition of EXFO Optics and the positive currency impact.

Sales of our SASS product line increased 42.8% year-over-year in fiscal 2018, due to the positive effect of the acquisition of EXFO Solutions, higher sales of our network-quality fiber-monitoring systems (NQMS), as well as the positive currency impact. Otherwise, sales of our SASS product line slightly decreased year-over-year due to the streamlining of our passive monitoring product line in the second half of fiscal 2017, as well as the year‑over-year decrease in sales of our legacy active monitoring product line.

Bookings

In fiscal 2018, the 6.3% increase in total bookings year-over-year comes from the positive effect of our acquisitions of EXFO Solutions (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full-year contribution in 2018 versus six-month contribution in 2017), a solid performance of our NQMS worldwide, as well as the positive currency impact, offset in part by lower bookings from our Transport and Datacom and passive monitoring product lines.

In fiscal 2018, bookings of our T&M product line decreased 2.4% year-over-year, despite the positive effect of the acquisition of EXFO Optics, as well as the positive currency impact year-over-year. In fiscal 2018, we reported lower bookings in APAC for our Transport and Datacom product line, which had delivered strong bookings in fiscal 2017 in this region. In addition, T&M bookings decreased year-over-year in APAC for both our optical (mainly in China due to delayed investments from NEMs as they prepare for 5G investments) and copper-access product lines, as well as in the Americas for our copper-access product line. Bookings of copper-testing solutions are characterized by large intermittent orders from customers.

Bookings of our SASS product line increased 36.0% year-over-year in fiscal 2018, due to the positive effect of the recent acquisition of EXFO Solutions, higher bookings for our NQMS solutions worldwide, as well as the positive currency impact. Bookings of NQMS are characterized by large intermittent orders from customers. However, we reported lower bookings for our passive-monitoring product line due to the streamlining of this product line in the second half of fiscal 2017.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end system-based solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion-dollar deals that have prolonged sales and revenue recognition cycles related to our protocol-layer products. This has been amplified with the recent acquisitions of EXFO Solutions and Ontology.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 55 of this document)

Gross margin before depreciation and amortization amounted to 58.6%, 61.0% and 61.2% of sales in fiscal 2019, 2018 and 2017 respectively.

Fiscal 2019 vs. 2018

In fiscal 2019, EXFO Solutions, which contributed to our gross margin before depreciation and amortization for the full period compared to seven months in the same period last year, delivered lower margins than our typical corporate margin, as a large portion of its sales comprise professional services, which had a negative impact on our gross margin before depreciation and amortization year-over-year.

In addition, in fiscal 2019, our gross margin before depreciation and amortization was negatively affected by a less favorable sales mix compared to 2018.

Furthermore, in fiscal 2019, we recorded in our sales foreign exchange losses on our forward exchange contracts of $0.6 million, compared to foreign exchange gains of $0.9 million in 2018. This gap reduced our gross margin before depreciation and amortization by 0.2% year-over-year.

In addition, in fiscal 2019, we recorded higher inventory writeoffs compared to 2018, which contributed to decrease our gross margin before depreciation and amortization by 0.3% year-over-year.

Fiscal 2018 vs. 2017

In fiscal 2018, gross margin before depreciation and amortization included a negative impact of 0.3% of sales for the acquisition-related deferred revenue fair value adjustment from the acquisition of EXFO Solutions (nil in 2017).

In fiscal 2018, gross margin before depreciation and amortization included $0.5 million, or 0.2% of sales in restructuring charges for severance expenses, compared to $1.7 million or 0.7% of sales in 2017, which had a positive impact on our gross margin before depreciation and amortization year-over-year.

In addition, in fiscal 2018, we recorded in our sales foreign exchange gains on our forward exchange contracts, compared to foreign exchange losses in 2017, which contributed to an increase of 0.2% in gross margin before depreciation and amortization year-over-year.

However, newly acquired EXFO Solutions delivered lower margins than our typical average corporate margin, and we recorded slightly higher writeoffs (excluding those in restructuring expenses) compared to 2017, which had a negative impact on our gross margin before depreciation and amortization year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $98.6 million, $98.8 million and $86.3 million for fiscal 2019, 2018 and 2017 respectively. As a percentage of sales, selling and administrative expenses amounted to 34.4%, 36.7% and 35.5% for fiscal 2019, 2018 and 2017 respectively.

Fiscal 2019 vs. 2018

In fiscal 2019, our selling and administrative expenses were slightly down ($0.2 million) in dollars compared to 2018.

In fiscal 2019, our selling and administrative expense includes $0.5 million in restructuring expenses compared to $ 0.7 million in fiscal 2018. In addition, in fiscal 2018, our selling and administrative expenses included $2.1 million (1.0% of sales) in acquisition-related costs following our business acquisitions, compared to nil in 2019.

In addition, in fiscal 2019, the positive impact of our 2018 restructuring plan reduced our selling and administrative expenses compared to 2018. Finally, the increase in the average value of the US dollar compared to other currencies had a positive impact on our selling and administrative expenses year-over-year.

However, in fiscal 2019, we incurred additional expenses compared to 2018, as we had the full-year contribution of EXFO Solutions, compared to a seven-month contribution in 2018. In addition, inflation and salary increases contributed to increasing our selling and administrative expenses year-over-year.

Fiscal 2018 vs. 2017

In fiscal 2018, our selling and administrative expenses increased $12.5 million year-over-year, mainly due to additional expenses following the acquisitions of EXFO Solutions (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), inflation, salary increases, as well as increased acquisition-related costs of $1.1 million following the recent business acquisitions. In addition, in fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

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

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $58.0 million, $65.2 million and $53.1 million for fiscal 2019, 2018 and 2017 respectively. As a percentage of sales, gross research and development expenses amounted to 20.2%, 24.2% and 21.8% for fiscal 2019, 2018 and 2017 respectively, while net research and development expenses accounted for 17.6%, 21.2% and 19.4% of sales for these respective years.

Fiscal 2019 vs. 2018

In fiscal 2019, our gross research and development expenses decreased $7.3 million compared to 2018.

In fiscal 2019, the positive impact of our 2018 restructuring plan reduced our gross research and development expenses compared to 2018. In addition, in fiscal 2019, the increase in the average value of the US dollar compared to other currencies had a positive impact on our gross research and development expenses year-over-year.

In addition, in fiscal 2018, we incurred restructuring charges of $3.2 million as part of our 2018 plan, compared to $2.5 million in 2019, which reduced our gross research and development expenses year-over-year.

On the other hand, in fiscal 2019, we incurred additional expenses compared to 2018, as we had the full contribution of EXFO Solutions, compared to a seven-month contribution in 2018. Gross research and development expenses were also subject to inflation and salary increases in fiscal 2019, which increased our expenses year-over-year.

In fiscal 2019, the impact of our fiscal 2018 restructuring plan resulted in lower gross research and development expenses as a percentage of sales compared to 2018.

Fiscal 2018 vs. 2017

In fiscal 2018, our gross research and development expenses increased $12.1 million year-over-year, mainly due to additional expenses following the acquisitions of EXFO Solutions (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), as well as inflation and salary increases.

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

Tax credits and grants for research and development activities were $7.4 million, $8.1 million and $6.0 million for fiscal 2019, 2018 and 2017 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 12.8%, 12.4% and 11.2% for fiscal 2019, 2018 and 2017 respectively.

Fiscal 2019 vs. 2018

The decrease in our tax credits and grants in fiscal 2019, compared to 2018, comes from reduced gross research and development expenses in Canada and France as a result of the impact of our 2018 restructuring plan.

Fiscal 2018 vs. 2017

The increase in our tax credits and grants in fiscal 2018, compared to 2017, is mainly due to the acquisitions of EXFO Solutions (seven-month contribution) and EXFO Optics (eleven-month contribution) that are entitled to tax credits and grants on research and development activities carried out in France. This also explains the increase in tax credits and grants as a percentage of gross research and development expenses year-over-year.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technologies and customer relationships. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $9.0 million, $10.3 million and $3.3 million for fiscal 2019, 2018 and 2017 respectively.

Fiscal 2019 vs. 2018

In fiscal 2019, amortization of intangible assets decreased of 1.3 million year-over-year, despite the full contribution of EXFO Solutions, compared to a seven-month contribution in 2018. The year-over-year decrease is due to the fact that some acquired intangible assets became fully amortized in fiscal 2019.

Fiscal 2018 vs. 2017

The increase in our amortization expense in fiscal 2018, compared to 2017, is due to the acquisitions of EXFO Solutions (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 compared to six-month contribution in 2017), as well as the decrease in the average value of the US dollar compared to other currencies year-over-year.

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

We reported a foreign exchange loss of $0.9 million in fiscal 2019, compared to a gain of $1.3 million in 2018 and a loss of $1.0 million in 2017.

Fiscal 2019

In fiscal 2019, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.9 million. The period-end value of the Canadian dollar decreased 1.8% versus the US dollar to CA$1.3294 = US$1.00 in fiscal 2019 compared to CA$1.3055 = US$1.00 at the end of the previous year. In fiscal 2019, the average value of the Canadian dollar versus the US dollar was CA$1.3247 = US$1.00.

Fiscal 2018

In fiscal 2018, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year-end, which resulted in a foreign exchange gain of $1.3 million during that year. The period-end value of the Canadian dollar decreased 4.1% versus the US dollar to CA$1.3055 = US$1.00 in fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous year. In fiscal 2018, the average value of the Canadian dollar versus the US dollar was CA$1.2768 = US$1.00.

Fiscal 2017

In fiscal 2017, the period-end value of the Canadian dollar increased versus the US dollar compared to the previous year-end, which resulted in a foreign exchange loss of $1.0 million during the year. The period-end value of the Canadian dollar increased 4.4% versus the US dollar to CA$1.2536 = US$1.00 in fiscal 2017 compared to CA$1.3116 = US$1.00 at the end of the previous year. In fiscal 2017, the average value of the Canadian dollar versus the US dollar was CA$1.3212 = US$1.00.

Foreign exchange rate fluctuations also flow through the consolidated statement of earnings line items as portions of our sales are dominated in Canadian dollars and euros and significant portions of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees, British pounds, and CNY, and we report our results in US dollars. In fiscal 2019, the increase in the average value of the US dollar compared to the Canadian dollar, the euro, the British pound, the Indian Rupee and the CNY year-over-year, resulted in a positive impact on our expenses. The average value of the US dollar increased 3.8%, 4.9%, 4.8%, 7.2% and 3.9% respectively year-over-year, compared to the Canadian dollar, the euro, the British pound, the Indian Rupee and the CNY.

INCOME TAXES

In fiscal 2019, we reported income tax expenses of $5.3 million on earnings before income taxes of $2.9 million, compared to income tax expenses of $5.7 million on a loss before income taxes of $6.6 million in 2018 and income tax expenses of $6.6 million on earnings before income taxes of $7.5 million in 2017.

Discrete items affecting our effective income tax rate

Fiscal 2019

In fiscal 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual property held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2.4 million in fiscal 2019 as the recovery of this asset is probable.

Fiscal 2018

In December 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduced the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on our estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, we recorded a deferred income tax expense of $1.5 million in fiscal 2018 to account for the effect of this new substantively enacted tax rate.

Our distorted tax rates for all periods mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations incurred in fiscal 2017 and 2018 were non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain or loss was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable or non-deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for this year.

Please refer to note 20 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2019, cash and short-term investments totaled $19.4 million, while our working capital was at $39.1 million. Our cash and short-term investments increased $4.4 million in fiscal 2019, compared to 2018.

The following table summarizes the increase of cash and short-term investments in fiscal 2019 in thousands of US dollars:

Cash flows provided by operating activities	$17,242
Proceeds from disposal of capital assets	3,318
Purchases of capital assets	(7,498)
Repayment of bank loan	(5,195)
Repayment of long-term debt and other liabilities	(2,817)
Redemption of share capital	(312)
Unrealized foreign exchange loss on cash and short-term investments	(342)

$4,396

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

We believe that our cash balances and short-term investments totaling $19.4 million, combined with our available revolving credit facilities of up to $56.5 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any possible working capital requirements from our new acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $21.9 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $17.2 million in fiscal 2019, compared to $14.4 million in 2018 and $12.9 million in 2017.

Fiscal 2019 vs. 2018

Cash flows provided by operating activities in fiscal 2019 were attributable to net earnings after items not affecting cash of $21.8 million, offset in part by the negative net change in non-cash operating items of $4.6 million; this was mainly due to the negative effect on cash of the increase of $4.8 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of $1.3 million in our prepaid expenses due to timing of payments during the year, the negative effect on cash of the $1.5 million increase in our other assets due to the timing of payments during the year, and the negative effect on cash of the $1.6 million decrease in our other liabilities due to the repayments made during the year. These negative effects on cash were offset in part by the positive effect on cash of the $1.5 million decrease in our income tax and tax credits recoverable due to tax credits recovered during the year and the positive effect on cash of the increase of $3.2 million in our accounts payable and accrued liabilities and provisions due to timing of purchases and payments during the year.

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

Investing activities

Cash flows used by investing activities amounted to $4.9 million in fiscal 2019, compared to $43.9 million in 2018 and $16.5 million in 2017.

Fiscal 2019

In fiscal 2019, we made cash payments of $7.5 million for the purchase of capital assets and we acquired (net of disposal) $0.7 million worth of short-term investments. However, during the year, we received net proceeds of $3.3 million from the sale of capital assets.

Fiscal 2018

In fiscal 2018, we made cash payments of $10.5 million and $32.1 million respectively for the purchase of capital assets and the acquisitions of EXFO Optics and EXFO Solutions. In addition, we acquired (net of disposal) $1.3 million worth of short-term investments during the year.

Fiscal 2017

In fiscal 2017, we made cash payments of $12.8 million and $7.2 million respectively for the acquisitions of Absolute and Ontology and the purchase of capital assets. Otherwise, we disposed (net of acquisitions) of $3.5 million worth of short-term investments.

Financing activities

Cash flows used by financing activities amounted to $8.3 million in fiscal 2019, compared to cash flows provided of $4.3 million in 2018 and cash flows used of $1.5 million in 2017.

Fiscal 2019

In fiscal 2019, our bank loan decreased by $5.2 million, we repaid $2.8 million of our long-term debt and other liabilities, and we redeemed share capital for $0.3 million.

Fiscal 2018

In fiscal 2018, our bank loan increased by $11.1 million, but we repaid $3.1 million of our long-term debt and other liabilities and paid $3.7 million for the purchase of the non-controlling interest in EXFO Solutions.

Fiscal 2017

In fiscal 2017, we repaid the long-term debt of $1.5 million assumed as part of the acquisition of Ontology.

Contractual obligations

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and equipment, licensing of intellectual property and long-term debt. The following table summarizes our contractual obligations, on an undiscounted basis, as at August 31, 2019 in thousands of US dollars:

	Long-term debt	Operating leases	Licensing agreements	Total

No later than one year	$2,449	$2,895	$2,289	$7,633
Later than one year and no later than five years	3,237	6,323	2,444	12,004
Later than five years	56	23	–	79
	$5,742	$9,241	$4,733	$19,716

Upon the adoption of IFRS 16, ‘’Leases’’, on September 1, 2019, obligations under operating leases will be accounted in the consolidated balance sheet as right-of-use assets and lease liabilities measured at the present value of lease payments on date of adoption. See the New IFRS pronouncements section further in this document for a complete description of the impacts of the adoption of IFRS 16.

In addition, on August 31, 2019, we had letters of guarantee amounting to $0.7 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, France, and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2019, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2019 to August 2020	$35,500,000	1.3013
September 2020 to August 2021	19,900,000	1.3107
September 2021 to July 2022	6,000,000	1.3216
Total	$61,400,000	1.3063

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

September 2019 to August 2020	$3,500,000	71.48

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $0.5 million and of $1.0 million as at August 31, 2018 and 2019 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.3294 = US$1.00 as at August 31, 2019.

SHARE CAPITAL

As at November 11, 2019, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,869,117 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and are without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2019, our off-balance sheet arrangements consisted of letters of guarantee amounting to $0.7 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

STRUCTURED ENTITIES

As at August 31, 2019, we did not have interests in any structured entities.

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

Tax credits are recorded if there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our Canadian non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2019, our Canadian non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $38.9 million. To recover these non-refundable research and development tax credits, we need to generate approximately $260 million (CA$345 million) in pre-tax earnings at the Canadian federal level. To generate this level pre-tax earnings at the Canadian federal level over the estimated recovery period of 16 years, we must generate a pre-tax earnings compound annual growth rate of 1%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a 20-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for our CGUs is based on a market approach that relies on input from implicit valuation multiples and recent transactions for comparable assets or businesses, within the same industry. We apply judgment in making adjustments for factors such as size, risk profile or profitability and also consider EXFO’s value derived from its market capitalization considering a control premium based on comparable situations. Depending on the market evidence available, we, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal, as well as the nature and magnitude of research and development activities carried out by the CGU. The discounted cash flow model involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate.

In the fourth quarter of fiscal 2019, we performed our annual goodwill impairment test for all CGUs.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

EXFO CGU	$12,949,000
EXFO Optics CGU	3,376,000
Service assurance, systems and services (SASS) CGU	22,323,000
Total	$38,648,000

Prior to fiscal 2019, the Brix, Ontology and EXFO Solutions CGUs have been identified as three separate CGUs for goodwill impairment testing as they represented the lowest level within EXFO at which the goodwill was monitored for internal management purposes, and the smallest group of assets that generated cash inflows that were largely independent of the cash inflows from other CGUs. However, at the end of August 2018, we implemented a restructuring plan to fast-track the integration of newly acquired EXFO Solutions’ and Ontology’s technologies with those of our service assurance on a common monitoring and analytics platform to better position the company’s offering and reduce its costs. Consequently, starting September 1, 2018, following the announcement of this plan, all future operating and investing decisions related to these three CGUs have been aligned with the restructuring plan and related goodwill, previously allocated to each of these three CGUs, has been monitored for internal management purposes on a combined basis under the Service assurance, systems and services (SASS) CGU, which represented the smallest group of assets that would generate future cash inflows that would largely be independent of the cash inflows from the other CGUs.

In fiscal 2018, the goodwill impairment test has been performed closely to the date of the goodwill reallocation from the Brix, Ontology and EXFO Solutions’ GCUs to the SASS CGU and goodwill of each of the three CGUs was not impaired. Consequently, no goodwill impairment test was performed on the date of goodwill reallocation to the combined goodwill.

In performing the fiscal 2019 goodwill impairment review of our CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of its CGUs, we used a market approach, which is based on sales multiples within the range of 1.0 to 7.6 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to our CGUs. In addition, for the SASS CGU, we also used a liquidation approach based on the level of research and development expenses incurred over the last two years.

As at August 31, 2019, the recoverable amount for all CGUs exceeded their carrying value.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on the estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates.

i)	Growth rates

The assumptions used are based on acquired companies’ historical growth, expectations of future revenue growth, expected synergies as well as industry and market trends.

ii)	Discount rate

We use a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

(f)	Identification of performance obligations

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. We assess whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) our promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract.

NEW IFRS PRONOUNCEMENTS

IFRS Pronouncements Adopted in Fiscal 2019

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 and replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard iseffective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. We adopted this new standard on September 1, 2018 using the modified retrospective method. The following table summarizes the impact of its adoption on our consolidated balance sheet as at September 1, 2018, in thousands of US dollars:

	As reported as at August 31, 2018	Adjustments	As adjusted as at September 1, 2018

Accounts receivables – Trade	$47,273	$(303)	$46,970
Income taxes and tax credits recoverable	$4,790	$50	$4,840
Total assets	$284,544	$(253)	$284,291

Retained earnings	$114,906	$(253)	$114,653
Shareholders’ equity	$177,921	$(253)	$177,668

In addition, our financial instruments are accounted for as follows under IFRS 9 as compared to our previous accounting policy with IAS 39:

Financial assets	Classification – IAS 39	Classification – IFRS 9

Cash	Loans and receivables	Amortized cost
Short-term investments	Available for sale	Fair value through other comprehensive income
Accounts receivable	Loans and receivables	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Fair value through other comprehensive income

Financial liabilities	Classification – IAS 39	Classification – IFRS 9

Bank loan	Other financial liabilities	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Other liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Fair value through other comprehensive income

Hedge accounting

All existing hedge relationships that were designated as effective hedging relationships under IAS 39, continue to qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how we account for effective hedges.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. We adopted this new standard on September 1, 2018 using the modified retrospective method. We applied this standard retrospectively only to contracts that are not completed at the date of initial application.

We concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangements that contain customer acceptance clauses, and the sale of licenses that provide customers with the “right to use” our intellectual property. The adoption of the new standard had no material impact on our consolidated financial statements.

Foreign currency transactions and advance consideration

IFRIC 22, “Foreign Currency Transactions and Advance Consideration”, was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non‑monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. We adopted this interpretation retrospectively on September 1, 2018 and its adoption did not have a material impact on our consolidated financial statements.

New IFRS pronouncements not yet Adopted

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, “Leases”, and related interpretations. Under IFRS 16, lessees will recognize a right-of-use asset and a lease liability measured at the present value of lease payments for virtually all of their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

We will adopt this new standard on September 1, 2019, using the modified retrospective method, which does not require adjustments to comparative periods. We will apply IFRS 16 at the adoption date and recognize right-of-use assets and lease liabilities in the period of adoption. The new standard provides a number of optional practical expedients in transition. Upon implementation of the new standard, we intend to elect the practical expedients to combine lease and non-lease components, and to not recognize right-of-use assets and lease liabilities for short-term leases. We are in the process of identifying appropriate changes to our accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16. We expect that the adoption of IFRS 16 will increase our assets and liabilities by approximately $11 million, as we will recognize a right-of-use asset and a lease liability for all our long-term leases. However, we do not expect the adoption of this standard to have a significant impact on net earnings. The lease expense, previously recorded under cost of sales, selling and administrative expenses and net research and development expenses line items will be recorded as depreciation expenses for the right-of-use asset and as interest expenses on the lease liability in the consolidated statements of earnings. In addition, lease payments for the right-of-use asset, previously reported in cash flow from operating activities, will be reported in cash flow from financing activities in the consolidated statements of cash flows.

Uncertainty over income tax treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We will adopt this interpretation on September 1, 2019, and we do not expect its adoption to have a material impact on our consolidated financial statements.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) attributable to the parent interest before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

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

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

	Years ended August 31,
	2019	2018	2017

IFRS net earnings (loss) attributable to the parent interest for the year	$(2,480)	$(11,902)	$851

Add (deduct):

Depreciation of property, plant and equipment	5,469	5,444	3,902
Amortization of intangible assets	9,012	10,327	3,289
Interest and other expense	718	1,378	303
Income taxes	5,346	5,678	6,608
Stock-based compensation costs	1,831	1,748	1,414
Restructuring charges	3,305	4,409	5,079
Change in fair value of cash contingent consideration	–	(670)	(383)
Acquisition-related deferred revenue fair value adjustment	1,435	2,095	–
Foreign exchange (gain) loss	949	(1,309)	978
Adjusted EBITDA for the year (1)	$25,585	$17,198	$22,041

Adjusted EBITDA in percentage of total sales	8.9%	6.4%	9.1%

(1)	Includes acquisition-related costs of $1.1 million and $2.2 million in fiscal 2017 and 2018 respectively (nil in fiscal 2019).

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2019.

Name and Municipality of Residence	Position with EXFO
ABDELKRIM BENAMAR Le Raincy, France	Vice President, Service Assurance, Systems and Services
STEPHEN BULL Quebec City, Quebec	Vice President, Research and Development
STÉPHANE CHABOT Quebec City, Quebec	Vice President, Test and Measurement
FRANÇOIS CÔTÉ Montreal, Quebec	Independent Director
SUZANNE DANEAU Beauharnois, Quebec	Vice President, Human Resources
ETIENNE GAGNON Quebec, City, Quebec	Vice President, Commercial Transformation
LUC GAGNON St-Augustin-de-Desmaures, Quebec	Vice President, Manufacturing Operations and Customer Service
FLOYD ALLEN JOHNSTON Richardson, Texas	Vice President, Sales — Americas
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Executive Chairman of the Board
ANGELA LOGOTHETIS Bath, United Kingdom	Independent Director
CLAUDIO MAZZUCA LaSalle, Quebec	Vice President, Strategic Partnerships and Alliance
PHILIPPE MORIN Senneville, Quebec	Chief Executive Officer
PIERRE PLAMONDON Quebec City, Quebec	Chief Financial Officer and Vice President, Finance
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
MICHAEL SCHEPPKE Singapore, Singapore	Vice President, Sales — Asia-Pacific
CLAUDE SÉGUIN Westmount, Quebec	Independent Director
WILLEM JAN TE NIET Harfsen, Netherlands	Vice President, Sales — Europe Middle East and Africa
RANDY E. TORNES Frisco, Texas	Independent Director

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2. The following is a brief biography of each of our executive officers, senior managers and Directors.

Abdelkrim Benamar was appointed EXFO’s Vice President of Service Assurance, Systems and Services Division in May 2018, following the Astellia acquisition. In this role, Mr. Benamar is responsible for the overall product and services portfolio for monitoring and analytics. He brings over 25 years of experience in the telecom industry with proven leadership, business transformation and change management skills. Before joining EXFO, Mr. Benamar successively held the positions of COO (July 2015) and CEO (June 2016) of Astellia. He previously held several executive roles at Alcatel-Lucent including Vice President EMEA, CEO Alcatel-Lucent International, and Vice President Global Head of Financial Analysis and Risk Assessment. He has also worked for leading telecom companies such as Ericsson Group (2000–2007), Motorola (1996–2000) and Alcatel Mobile Phones, in areas such as R&D, Communications & Public Affairs, and Strategy and Sales. Mr. Benamar holds an engineering degree from Telecom SudParis (formerly known as Institut National des Télécommunications) and a PhD in electrical engineering from Université Paris-Sud.

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

Stéphane Chabot first joined EXFO as a Product Line Manager in 1998 and was promoted to Product Line Manager – Network Service Provider Market in 2001. As Vice President, Test and Measurement, Mr. Chabot is responsible for the Optical and Access and Platform product lines. Prior to this appointment, he was Director of EXFO’s Optical Business Unit, a position he had held since 2006. In this role, Mr. Chabot led the main team developing EXFO's worldwide optical business and strategy, developing and maintaining the product family roadmap and vision, developing and controlling annual marketing, ensuring go-to-market plans, developing new markets, providing key market watch and competitive updates, analyzing product line performance and metrics, providing periodic benchmarking, and developing partnerships/OEMs/acquisitions within the product line family. Mr. Chabot was highly successful as Director of the Optical Business Unit, doubling its annual revenues to more than $120 million and increasing EXFO's global share of the portable optical solutions market to 38 percent. His leadership has been instrumental in many key applications with global reach, such as fiber-to-the-home. Prior to his employment at EXFO, Mr. Chabot was a telecommunications officer in the Canadian Armed Forces from 1992 to 1998. Mr. Chabot holds a bachelor’s degree in space science from the Royal Military College of Canada, and a diploma in business administration from Université Laval in Quebec City.

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec’s presence and driving the company’s national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor’s degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Purkinje, a Montreal health IT growth company as Chairman, Aspire Food Group, HZB Pharma Canada also as Chairman and Diagnos Inc. a new publicly listed company on the TSX Venture Exchange. Mr. Côté also serves on the Advisor Committee of Groupe Morneau.

Suzanne Daneau joined EXFO in October 2019 as Vice President of Human Resources. In her role, she is responsible to lead the global human resources function, develop and implement the HR strategy in support of the business plan while ensuring the outreach, acquisition, development and retention of talent. With more than 25 years of experience in well-known and well-established organizations in their communities, Suzanne has led several strategic transformation projects and has been involved in numerous acquisitions. Through her business acumen, she supports her senior management colleagues and actively participates in building organizational capacity as well as reinforcing a culture of performance. She is recognized for her expertise in organizational development, talent management and the optimization and efficiency of the human resources function. Suzanne holds a bachelor's degree in industrial relations from the University of Montreal and is currently studying for an EMBA from McGill University. In addition to being a CRHA member, she is also actively involved in Women's Governance and the Parity Certification Committee. Passionate about the importance of children's health, she gives her time with the Governors of Hope Foundation, a foundation that supports research on childhood and helps families through major hardships.

Étienne Gagnon was appointed Vice President, Commercial Transformation in February 2019. Mr. Gagnon is a noted international business and B2B marketing professional. Over the past 25 years, he has held leadership roles in sales team management, marketing strategy implementation and innovation management in high-growth, international tech companies. From 2017 to 2019, he headed up global commercial efforts as Senior Global Vice President of Sales and Marketing at Eddyfi Technologies, a fast-growing company in the field non-destructive testing inspection technology. From 2015 to 2017, he served as Vice President and then President of Optel Vision, positioning the company as the undisputed leader in the field of pharmaceutical product serialization. Under his leadership, the international sales team generated growth and market share in pharmaceutical packaging rapid inspection and serialization. From 2003 to 2015, he worked at EXFO. As part of his responsibilities as Vice President of Test and Measurement and Corporate Marketing, he was responsible for EXFO's wireline and wireless test and measurement business units (Optical, Transport and Datacom, Access, Simulators and Analyzers) and Corporate Marketing for the company. Mr. Gagnon previously held sales and innovation roles at TeraXion, EXFO and Bombardier Aerospace. He holds a bachelor's degree in mechanical engineering from Polytechnique Montréal and a master's degree in European affairs from Télécom Bretagne.

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

Floyd Allen Johnston was appointed as Vice President, Sales – Americas in September 2019. Mr. Johnston has 27 years’ experience in the telecommunications industry and extensive expertise in both wireline and wireless technology. Before joining EXFO, he served as vice president of the North America and Americas divisions for Mavenir. He previously held leadership roles at Oracle, Acme Packet and Tekelec. Mr. Johnston has an MBA in telecommunications from University of Dallas, and a master’s degree in mediation and conflict resolution from Southern Methodist University (SMU) in Dallas, Texas.

Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company’s Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market and the world’s #1 fiber/highspeed testing company, with customers in over one hundred countries. Today as Executive Chairman, Mr. Lamonde leads EXFO’s acquisitions strategy and is actively involved in defining the company’s growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development. Mr. Lamonde presently serves on the Board of QG100 and was recently appointed Chairman of the Quebec Digital Transformation Council and Chairman of ENCQOR the Canada–Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation. Mr. Lamonde holds a bachelor’s degree in engineering physics from Université de Montréal’s school of engineering (Polytechnique Montréal) and a master’s degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and a Fellow of the Canadian Academy of Engineering.

Angela Logothetis has more than twenty-five (25) years of international experience in the telecommunications industry. She has been strategically engaged in the industry’s major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

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

Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017 and is responsible for the company’s strategy and financial directions, goals and results. He has more than thirty (30) years of experience in the telecommunications industry and joined EXFO in November 2015 as Chief Operating Officer (COO) leading the company’s global sales leadership, market development, and product strategy. Before joining EXFO, Mr. Morin was Senior Vice President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice President and General Manager of Optical Networks. Philippe Morin holds a bachelor’s degree in electrical engineering from Université Laval in Quebec City, Canada, and a master’s degree in business (MBA) from McGill University in Montreal, Canada.

Pierre Plamondon was appointed Chief Financial Officer and Vice President, Finance of EXFO in January 1996. He is responsible for accounting, legal and IT services, as well as financial reporting and investor relations. Prior to joining EXFO, Mr. Plamondon served as Senior Manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995, in Canada and France. Mr. Plamondon is a member of the Order of Chartered Professional Accountants of Quebec. Over the years, he has served on the boards of several organizations, including Urbanimmersive, a public company listed on the TSX Venture Exchange, as well as non-profits, such as the Fondation de l’Université Laval and SOVAR Inc. (Société de valorisation des applications de la recherche de l'Université Laval). Mr. Plamondon holds a bachelor's degree in business administration and a license in accounting, both from Université Laval in Quebec City.

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

Michael Scheppke was appointed EXFO’s Vice President, Sales – APAC in October 2016. He is responsible for managing telecom sales, both direct and indirect, and executing sales strategies across the Asia-Pacific (APAC) region. Mr. Scheppke developed his expertise working in the industry in both the USA and Asia. Following several years at HP and Agilent, he spent a significant part of his career at Ixia, where he held various senior roles. He has developed and executed the go-to-market strategy for their network monitoring business in APAC by successfully leading diverse sales teams and expanding sales coverage with channel partners. Mr. Scheppke holds a bachelor of science degree in electrical engineering from the University of Florida.

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the board of HEC‑Montréal. He also chairs the Boards of Centraide of Greater Montreal Foundation and of Fonds de solidarité FTQ, a $15B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master’s and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

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

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice President, Client Partner for AT&T at Aricent, An Altran Company. Prior to joining Aricent, Mr. Tornes was Vice President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2019.

The following is a discussion of the compensation arrangements with the Corporation’s Executive Chairman, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000 (collectively with the Executive Chairman, CEO and CFO, the “Named Executive Officers” or “NEOs”). The NEOs for the financial year ended August 31, 2019 were Mr. Germain Lamonde (Executive Chairman), Mr. Philippe Morin (CEO), Mr. Pierre Plamondon (CFO and Vice President, Finance), Mr. Willem Jan te Niet (Vice President, Sales — EMEA) and Mr. Dana Yearian (Vice President, Sales — Americas).
Members of the Human Resources Committee

During the financial year ended August 31, 2019, the Human Resources Committee was composed of:

•	Mr. François Côté (Chairman)
•	Ms. Angela Logothetis
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly traded corporation. Mr. François Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years. Mr. Côté also holds a Bachelor’s degree in Industrial Relations. Ms. Angela Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology. She completed dual majors in accountancy and information technology. She has more than twenty-five (25) years of international experience in the telecommunications industry. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last forty (40) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the Executive Chairman and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units (“DSUs”) credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review of employees’ performance and approval of the identity of the employees that will receive Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2018 to August 31, 2019, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the Executive Chairman, the CEO and the Vice President, Human Resources of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2018 to November 1, 2019, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee, except Mr. Seguin who was absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2018 to November 1, 2019:

Meeting	Main Activities of the Human Resources Committee
October 11, 2018	●	Review of the Business Performance Measures results for the financial year ended August 31, 2018;
	●	Review of the Business Performance Measures for the financial year started September 1, 2018;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2018;
	●	Update on the Short-Term Incentive Plan for the financial year started September 1, 2018;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2018;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2018 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2018;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Human Resources Key Accomplishments;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review and approval of the stock-based compensation for executive officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2018.
January 9, 2019	●	Review of the Short-Term Incentive Plan results of some executive officers for the financial year ended August 31, 2018;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2018, including the CEO and Executive Chairman;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2018 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2018;
	●	Leadership program and Talent Management;
	●	Review of the Risk Assessment of Executive Compensation.
April 10, 2019	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2018 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review of the Key Human Resources Initiatives;
	●	Compensation Review;
	●	Review of the stock-based compensation for performing and critical employees;
	●	Review of the Talent Management and Leadership program.
July 10, 2019	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2018 and being part of the Short-Term Incentive Plan;
	●	Global Employment Status;
	●	Review and approval of the compensation package of recently hired executive officer;
	●	Review of the Talent Management and Leadership program;
	●	Review of the Key Human Resources Initiatives.

Meeting	Main Activities of the Human Resources Committee
October 9, 2019	●	Review of the Business Performance Measures results for the financial year ended August 31, 2019;
	●	Review of the Business Performance Measures for the financial year started September 1, 2019;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2019;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2019;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2019;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2019 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2019;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Review and approval of the stock-based compensation for senior management and officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2019;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Directors’ Compensation;
	●	Review of the Key Human Resources Initiatives;
	●	Review of the Risk Assessment of Executive Compensation.

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

For the financial year ended on August 31, 2019, the Human Resources Committee retained the services of Willis Towers Watson to have access to benefits and compensation data and surveys relating to executive compensation.

For the financial year ended on August 31, 2018, the Human Resources Committee retained the services of Willis Towers Watson to evaluate the establishment of a performance share plan and Lee Hecht Harrison Knightsbridge in connection with outplacement services for an executive.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2019, this practice continued, and certain compensation adjustments were made as have been made in previous years.

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

For the financial years that ended on August 31, 2018 and 2019, the Corporation also retained the services of, Aon, D‑Teck Solutions, Eckler, Great Place to Work, Optonique and Willis Towers Watson for services which were not related to executive compensation. The services provided by Aon related to the access to compensation data and surveys for employees in various countries. The services provided by D-Teck Solutions related to psychometric testing. The services provided by Eckler related to pension plan analysis, retirement policy, governance and communication to employees. The Corporation retained the services of Great Place to Work for culture audit services. The services provided by Optonique related to the access to compensation data and surveys. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States and United Kingdom. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Aon, D-TECK Solutions, Eckler, Great Place to Work, Lee Hecht Harrison Knightsbridge, Optonique and Willis Towers Watson for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2018 and 2019 were as follows:

Type of Fee	Financial 2018 Fees	Percentage of Financial 2018 Fees	Financial 2019 Fees	Percentage of Financial 2019 Fees
Executive Compensation – Related Fees	CA$5,736	7%	CA$807	2%
All Other Fees	CA$76,774	93%	CA$39,793	98%
Total	CA$82,510	100%	CA$40,600	100%

Benchmarking

In 2016, the Corporation engaged Willis Towers Watson to perform an executive total compensation review (hereinafter in this Annual Report referred to as the “Target Compensation Positioning”). The compensation elements covered by the analysis were: base salary; target bonus; long-term incentive; perquisites and pension (hereinafter in this Annual Report referred to as the “Target Total Compensation”). Willis Towers Watson’s work included assistance in benchmarking, assessing potential gaps between the market and the executives’ compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation’s compensation policy. In 2016, eleven (11) executive positions were covered by the executive total compensation review, eight (8) located in Canada and three (3) outside of Canada.

For the purpose of assessing the competitiveness of the Target Total Compensation of senior executives, the Corporation considered compensation data from a comparator group including private and publicly traded companies of comparable size and similar industry, operations in multiple countries and attracting similar profiles of employees, professionals and experts. The comparator group has been revised in 2016 with the guidance and advice from Willis Towers Watson.

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

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the backdating of equity-based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity-based incentive compensation pursuant to its Long-Term Incentive Plan on the fifth business day following the public release of the Corporation’s financial results; and (ii) grant recurrent stock-based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination process of directors and in October 2017 the Corporation amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman.

Risk-Assessment of Executive Compensation Program

The Human Resources Committee Charter provides that it is the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures. The Human Resources Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2019, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2019, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2019. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel’s office any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.
Compensation Elements

The key elements of the Corporation’s 2019 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2019 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the Executive Chairman of the board of directors and the CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee’s objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the marketplace.

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”), or the Sales Incentive Plan (“SIP”) for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the “Business Performance Measures”) as well as the achievement of individual performance objectives (“Individual Performance Measures”). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies. The Individual Performance Measures only apply to executive officers and directors’ levels of the Corporation.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2019 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

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

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	20.56%	US$286.9 million
Profitability (3)	45%	28.75%	US$25.6 million
Quality (4)	18%	22.50%	115.0%
Net Promoter Score (5)	7%	7.59%	73.00
Total	100%	79.40%

(1)
The corporate Profitability result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. The corporate Profitability represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs, foreign exchange gain and certain one-time items.

(2)
For consolidated revenues metric, results will range from 40% to 100% of the weight upon attainment of a minimum threshold (US$275.0 million) up to the target defined at the beginning of the financial year (US$286.9 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$310.0 million).

(3)
For Profitability metric, results will range from 40% to 100% of the weight upon attainment of a minimum threshold (US$22.0 million) up to the target defined at the beginning of the financial year (US$31.0 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$35.5 million).

(4)
For quality, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (100%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 115%.

(5)
For Net Promoter Score metrics, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 62 up to the annual target defined at the beginning of the financial year (72) and from 100% to 125% of the weight from such annual target to the maximum threshold of 75.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2019 within the overall Individual Performance Measures:

Germain Lamonde, Executive Chairman
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	19.76%
Corporate revenues	From 0% to 30%	26.32%
Strategic contribution
Positioning and transforming the Corporation’s divisions as set forth in the Corporation’s strategic plan, Maximizing the value from the Corporation’s Mergers & Acquisitions activities	From 0% to 30%	19.88%
Corporate Development & Governance	From 0% to 30%	25.65%
Total		91.61%
Total of Business Performance Measures (79.40%) X Individual Performance Measures (91.61%)		72.74%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Philippe Morin, CEO
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	19.76%
Corporate revenues	From 0% to 20%	14.76%
Corporate cash flow from operations (3)	From 0% to 10%	15.00%
Strategic contribution
Positioning and transforming the Corporation’s divisions as set forth in the Corporation’s strategic plan, Maximizing the value from the Corporation’s Mergers & Acquisitions activities	From 0% to 40%	18.57%
Delivering the strategic transformation imperatives as set forth in the Corporation’s strategic plan and strengthening the Corporation’s strategic capabilities	From 0% to 20%	17.39%
Total		85.48%
Total of Business Performance Measures (79.40%) X Individual Performance Measures (85.48%)		67.87%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective, with the exception of the corporate cash flow from operations objective, is not capped but the total is capped at 150%.
(3)	This objective is capped.

Pierre Plamondon, CFO and Vice President of Finance
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	19.76%
Corporate revenues	From 0% to 20%	14.76%
Corporate cash flow from operations	From 0% to 10%	17.24%
Strategic contribution
Contribute to the Corporation’s finance function transformation set forth in the Corporation’s strategic plan	From 0% to 30%	26.00%
Contribute to the Corporation’s digital transformation set forth in the Corporation’s strategic plan	From 0% to 20%	17.00%
Leadership performance	From 0% to 10%	8.00%
Total		102.76%
Total of Business Performance Measures (79.40%) X Individual Performance Measures (102.76%)		81.59%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CFO and Vice President of Finance will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward three (3) elements that are shareholder oriented (contribution margins, bookings and EBITDA). The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Willem Jan te Niet, Vice President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	107,616	94,135
Bonus on Bookings Achievement (2)	35,872	26,498
Corporate EBITDA (3)	35,872	19,687
Total	179,360	140,320

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

(2)
The amount of bonus for the attainment of the bookings’ targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment from above 100%, 150% and 200% of the annual bookings target is also payable.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is achieved then 25% up to 100% of achievement is payable and capped at 125% but if it is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Dana Yearian, Vice President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	131,094	115,328
Bonus on Bookings Achievement (2)	43,698	39,182
Corporate EBITDA (3)	43,698	23,974
Total	218,490	178,484

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

(2)
The amount of bonus for the attainment of the bookings’ targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment from above 100%, 150% and 200% of the annual bookings target is also payable.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is achieved then 25% up to 100% of achievement is payable and capped at 125% but if it is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the Long-Term Incentive Plan (the “LTIP”) for directors, officers, employees and other persons or companies providing ongoing management or consulting services (“Consultants”) of the Corporation and its subsidiaries and ii) the Deferred Share Unit Plan (the “DSU Plan”) for non-employee directors of the Corporation.

Under the amending provisions, the Board of Directors may amend the LTIP and the DSU Plan or any options, Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) issuable thereunder at any time without the consent of the holders of such securities provided that such amendment shall (i) not adversely alter or impair any securities previously granted except as permitted by the terms of the plans, (ii) be subject to any required approval of any securities regulatory authority or stock exchange, and (iii) be subject to shareholder approval, where required, by law, stock exchange requirements or the plans themselves, provided however that actions which do not require shareholder approval include, without limitation, the following actions:

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
•
modifying the terms and conditions of any options, PSUs, RSUs and DSUs, including restrictions, not inconsistent with the terms of the LTIP and the DSU Plan, which terms and conditions may differ among individual grants and holders of such securities;

•
modifying the periods referred to in the LTIP during which vested options may be exercised, provided that the option period is not extended beyond ten years after the date of the granting of the option;

•	amendments with respect to the vesting period, with respect to circumstances that would accelerate the vesting of options, PSUs or RSUs, or the redemption of DSUs;
•	any amendment resulting from or due to the alteration of share capital as more fully set out in the LTIP and the DSU Plan;
•	amendments to the provisions relating to the administration of the LTIP and the DSU Plan; and
•	suspending or terminating the LTIP and the DSU Plan.

For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

•	a reduction in the exercise price of options held by an insider;
•	an extension of the exercise period of options held by an insider;
•	any amendment to remove or to exceed the limits on insider participation;
•	an increase to the maximum number of Subordinate Voting Shares issuable under the LTIP and the DSU Plan; and
•	any amendment to the amendment provisions of the LTIP and the DSU Plan.

For the first three bullet points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded. In addition, with respect to the last bullet point above, where the amendment will disproportionately benefit one or more insiders over other holders of options, DSUs, PSUs or RSUs, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded. The LTIP refers to “Units” and a Unit is defined as a PSU or a RSU granted under the LTIP.

Long-Term Incentive Plan (LTIP)

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, the LTIP is designed to provide directors, officers, employees and Consultants of the Corporation and its subsidiaries with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the Executive Chairman who, as of August 31, 2012, is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The LTIP was amended in January 2005, in January 2016, in January 2018 and in January 2019.

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

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of PSUs and RSUs redeemable for Subordinate Voting Shares issued from treasury to participating directors, officers, employees and Consultants of the Corporation and its subsidiaries. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options, PSUs or RSUs and determines the number of Subordinate Voting Shares covered by options, PSUs or RSUs, the dates of vesting, the expiry date and any other conditions relating to these options, PSUs or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities.

During the financial year ended August 31, 2019, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the Executive Chairman since the end of the financial year ended August 31, 2012, is entitled to receive PSUs or RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, CEO	55.0%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Willem Jan te Niet, Vice President, Sales ─ EMEA	35.0%
Dana Yearian, Vice President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

PSU or RSU awards are based on the expected impact of the role of the executive officer on the Corporation’s performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts pursuant to the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.

PSUs or RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2019, the Corporation determined the number of PSUs or RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section “Summary Compensation Table” hereof, all of the NEOs, with the exception of the Executive Chairman as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options, PSUs or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2019, there were no options granted and none outstanding.

The fair value at the time of grant of a PSU or RSU is equal to the market value of Subordinate Voting Shares at the time the PSU or RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any PSU or RSU issued is non-transferable, except in the event of death, for legal representative. As at August 31, 2019, there were no PSUs granted and outstanding and a total of 1,836,446 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.78 (CA$4.88) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 11,792,893 Subordinate Voting Shares, which represents 21.3% of the Corporation’s issued and outstanding voting shares as of August 31, 2019. From this total, 4,806,810 Subordinate Voting Shares have been issued and 2,087,953 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 12.5% of the Corporation’s issued and outstanding voting shares as of August 31, 2019, leaving 4,898,130 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 8.8% of the issued and outstanding voting shares as of August 31, 2019.

All of the Subordinate Voting Shares covered by options that expire or are cancelled become reserved Subordinate Voting Shares for the purposes of options, PSUs or RSUs that may be subsequently granted under the terms of the LTIP. No participant shall hold in total options to purchase, PSUs, RSUs and DSUs representing more than 5% of the number of Subordinate Voting Shares issued and outstanding from time to time. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, PSUs, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider’s associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation. Options vest at a rate as determined by the Board of Directors. Options may be exercised in whole or in part once vested. Options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant (the “Option Period”) or they will be forfeited provided however that the Option Period shall be automatically extended if the date on which it is scheduled to terminate falls during a blackout period or within ten (10) business days after the last day of a blackout period. In such cases, the Option Period shall terminate ten (10) business days after the last day of a blackout period.

The vesting dates of PSUs or RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule. No PSUs were granted as of August 31st, 2019.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2019	October 18, 2018	166,161	3.17	100% on the third anniversary date of the grant.
	January 15, 2019	238,500	3.42
	July 17, 2019	30,571	3.85
	October 18, 2018	197,699	3.17

100% on the third anniversary date of the grant if performance objectives related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	632,931

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2018	October 19, 2017	15,000	4.00	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2018	154,833	4.45
	February 2, 2018	30,000	4.62
	October 19, 2017	211 155	4.00

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

If any vesting dates fall into any blackout period or any other restrictive period during which the PSU or RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the PSUs or RSUs shall: (i) vest on the fifth trading day the PSU or RSU holder is entitled to trade after such blackout period or restrictive period; or (ii) if the PSU or RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such PSUs or RSUs.

With the exceptions mentioned under the section entitled “Termination and Change of Control Benefits”, unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder’s employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries for any reason other than death or permanent disability. The LTIP provides that, in the event of death or permanent disability, any option held by the optionee lapses six (6) months after the date of permanent disability and the option shall become exercisable no later than the date of termination by reason of death or permanent disability of the employee or the officer. In the event of retirement, any option held by an employee lapses thirty (30) days after the date of any such retirement. Nevertheless, in case of retirement or early retirement of an officer or employee, the Board of Directors or the Human Resources Committee may at its own discretion extend the period an option will lapse in accordance with the terms of the LTIP.

With the exceptions mentioned under the section entitled “Termination and Change of Control Benefits”, unless otherwise determined by the Board of Directors, any PSU or RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

The LTIP provides that any PSU or RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The LTIP provides that any PSU or RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP also provides that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non‑solicitation and non-competition obligations of the PSU or RSU holder, the PSU or RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of a PSU or RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which a PSU or RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option, PSU or RSU may first be exercised or the time during which an option, PSU or RSU or any part thereof will become exercisable.

The full text of the LTIP is included in our 2018 Annual Information Form on Form 20-F under Exhibit 4.59, which was filed on November 27, 2018 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the U.S.

Performance Share Units Grants in Last Financial Year

There were no PSUs redeemable for Subordinate Voting Shares granted during the financial year ended August 31, 2019. As at November 1, 2019, there were 140,995 PSUs granted and outstanding.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2018 to August 31, 2019, was 632,931 having a weighted average fair value at the time of grant of US$3.30 (CA$4.32) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2019, there were a total of 1,836,446 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.78 (CA$4.88) per RSU.

The PSUs or RSUs are redeemed for Subordinate Voting Shares issued from treasury on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2019. No PSUs were granted during the financial year ended August 31, 2019.

During the financial year ended August 31, 2019, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	34,892	12.40%	3.17	October 18, 2018	100% on the third anniversary date of the grant.
	43,615

100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	16,842	5.99%	3.17	October 18, 2018	100% on the third anniversary date of the grant.
	21,052

100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Willem Jan te Niet	13,117	4.66%	3.17	October 18, 2018	100% on the third anniversary date of the grant.
	16,397

100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	16,282	5.79%	3.17	October 18, 2018	100% on the third anniversary date of the grant.
	20,353

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
(4)
Those RSUs granted in the financial year ended August 31, 2019 vest on the third anniversary date of the grant but are subject to the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Such performance objectives are based on the attainment of a profitability metric target for the upcoming three fiscal years. The profitability metric is determined as the upcoming three fiscal year ‘s cumulative Corporation’s IFRS net earnings (loss) before interest and other expense, income taxes, and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment and foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss (“LTIP EBITDA”). Accordingly, the vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 0% for a LTIP EBITDA below target for the three-year period ending on August 31, 2021; ii) 50% to 100% for a LTIP EBITDA at target or above and caped at two times the target for the three-year period ending on August 31, 2021.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2019:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	327,039	17.81%	3.73
Board of Directors (four (4) individuals)	–	–	–
Management and Corporate Officers (ten (10) individuals)	844,544	45.99%	3.58

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2019 and thereafter until November 1, 2019. As at November 1, 2019, there were no options granted and none outstanding.

Deferred Share Unit Plan (DSU Plan)

Introduced in October 2004 and effective as of January 2005, the Corporation’s DSU Plan (the Deferred Share Unit Plan) is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

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

When a participant ceases to act as a director, the participant (or in the case of death, the beneficiary of the DSUs) may cause the Corporation to redeem the DSUs by filing a notice of redemption with the Corporation’s Secretary specifying the redemption date. If the participant or his/her beneficiary or legal representative, as the case may be, fails to file such a notice, the redemption date shall be December 15 of the first calendar year commencing after the year the participant ceased to act as a director. Within ten business days after the redemption date, the participant shall receive, at the discretion of the Corporation, in satisfaction of the number of DSUs credited to his or her account on such date, any of the following: (a) a number of Subordinate Voting Shares purchased on the open market having a value, net of any applicable withholdings, equal to the market value of a Subordinate Voting Share on the redemption date multiplied by the number of DSUs credited to his or her notional account on the payment date, (b) a number of Subordinate Voting Shares issued by the Corporation equal to the number of DSUs credited to his or her notional account on the payment date, or (c) any combination of clauses (a) and (b). If a participant dies after ceasing to act as a director, but before filing a redemption notice, these provisions shall apply with such modifications as the circumstances require.

Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, PSUs, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider’s associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2019 was 69,818. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2019, there were a total of 251,507 DSUs credited and outstanding pursuant to the DSU Plan having a weighted average fair value at the time of grant of US$3.90 (CA$4.99).

During the financial year ended August 31, 2019, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
69,818	3.63	253,439	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2019:

	DSUs Granted (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (four (4) individuals)	251,507	100%	980,877	3.90

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2019, 69,818 DSUs and 632,931 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the DSU Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 11,792,893, which represents 21.3% of the Corporation’s issued and outstanding voting shares as at August 31, 2019. As at August 31, 2019, the number of Subordinate Voting Shares reserved for future issuance is 4,898,130 representing 8.8% of the Corporation’s issued and outstanding voting shares as at August 31, 2019.

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

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a PSU or RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non‑transferable.

The stock appreciation rights, reflecting a PSU or RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2015, January 2016, October 2016, January 2017 and January 2018 and at a rate of 100% on the third anniversary date of the date of grants made in January 2019.

The stock appreciation rights, reflecting a PSU or RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one (1) of its subsidiaries.

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

From September 1, 2018 until November 1, 2019, 10,046 Stock Appreciation Rights (“SARs”) were exercised.

During the financial year ended August 31, 2019, 6,000 SARs were granted to employees. As at August 31, 2019, there were 21,000 SARs outstanding.

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

With the exception of car allowances that are provided to the Corporation’s Executive Chairman and Vice Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the “DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s Executive Chairman, under which the Corporation may elect to match the employees’ contributions up to a maximum of 4% of an employee’s gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2017, 2018 and 2019 amounted to US$1,571,000, US$1,610,000 and US$1,592,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife), the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require, the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2017, 2018 and 2019, the Corporation made aggregate contributions of US$630,000, US$591,000 and US$460,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2019 Performance and Compensation

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

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 15, 2015	October 15, 2019	8%
October 19, 2016	October 21, 2019	11%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

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

Compensation Elements	2019	2018	2017 (1)	Three-Year Total
Cash
Base Salary	CA$486,735	CA$588,350	CA$717,500	CA$1,792,585
Short-Term Incentive	CA$230,128	CA$160,800	CA$262,962	CA$653,890
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$716,863	CA$749,150	CA$980,462	CA$2,446,475
Contribution to DPSP	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$716,863	CA$749,150	CA$980,462	CA$2,446,475
Annual Average	–	–	–	CA$815,492
Total Market Capitalization (CA$ millions) as at August 31	268.4	318.0	322.3	302.9
Total Cost as a % of Market Capitalization	0.27%	0.24%	0.31%	0.27%

(1)	On April 1, 2017, Mr. Germain Lamonde stepped down as CEO and became Executive Chairman of the Corporation.

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

Compensation Elements	2019	2018	2017 (1)	Three-Year Total
Cash
Base Salary	CA$531,898	CA$522,750	CA$512,500	CA$1,567,148
Short-Term Incentive	CA$189,528	CA$115,396	CA$118,531	CA$423,455
Equity
Long-Term Incentive	CA$323,449	CA$256,251	CA$531,256	CA$1,110,956
Total Direct Compensation	CA$1,044,875	CA$894,397	CA$1,162,287	CA$3,101,559
Contribution to DPSP	CA$24,156	CA$986	CA$14,346	CA$39,488
All Other Compensation	–	–	–	–
Total Compensation	CA$1,069,031	CA$895,383	CA$1,176,633	CA$3,141,047
Annual Average	–	–	–	CA$1,047,016
Total Market Capitalization (CA$ millions) as at August 31	268.4	318.0	322.3	302.9
Total Cost as a % of Market Capitalization	0.40%	0.28%	0.37%	0.35%

(1)	Mr. Philippe Morin was nominated CEO on April 1, 2017.

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

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Germain Lamonde, Executive Chairman (6)	2019	367,430 (US) 486,735 (CA)	─ ─	(US) (CA)	–	173,721 230,128	(US) (CA)	–	–	–		541,151 716,863	(US) (CA)
	2018	460,800 (US) 588,350 (CA)	─ ─	(US) (CA)	–	125,940 160,800	(US) (CA)	–	–	–		586,740 749,150	(US) (CA)
	2017	543,067 (US) 717,500 (CA)	─ ─	(US) (CA)	–	199,032 262,962	(US) (CA)	–	–	–		742,099 980,462	(US) (CA)
Philippe Morin, CEO (7)	2019	401,523 (US) 531,898 (CA)	244,168 323,449	(US) (CA)	–	143,072 189,528	(US) (CA)	–	–	18,235 24,156	(US) (CA)	806,998 1,069,031	(US) (CA)
	2018	409,422 (US) 522,750 (CA)	200,698 256,251	(US) (CA)	–	90,379 115,396	(US) (CA)	–	–	772 986	(US) (CA)	701,271 895,383	(US) (CA)
	2017	387,905 (US) 512,500 (CA)	402,101 531,256	(US) (CA)	–	89,715 118,531	(US) (CA)	–	–	10,858 14,346	(US) (CA)	890,579 1,176,633	(US) (CA)
Pierre Plamondon, CFO and Vice President, Finance	2019	235,129 (US) 311,476 (CA)	117,856 156,123	(US) (CA)	–	86,330 114,362	(US) (CA)	–	–	10,368 13,734	(US) (CA)	449,683 595,695	(US) (CA)
	2018	241,535 (US) 308,392 (CA)	106,561 136,057	(US) (CA)	–	60,189 76,850	(US) (CA) (8)	–	–	7,833 10,002	(US) (CA)	416,118 531,301	(US) (CA)
	2017	228,841 (US) 302,345 (CA)	100,176 132,352	(US) (CA)	–	46,116 60,928	(US) (CA)	–	–	11,006 14,541	(US) (CA)	386,139 510,166	(US) (CA)

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Willem Jan te Niet, Vice President, Sales — EMEA	2019	235,956 (US) 312,571 (CA) 208,019 (€)	93,559 123,938 82,482	(US) (CA) (€)	–	140,320 185,882 123,706	(US) (CA) (€)	–	–	18,877 25,006 16,642	(US) (CA) (€)	488,712 647,397 430,849	(US) (CA) (€)
	2018	243,191 (US) 310,506 (CA) 203,940 (€)	80,612 102,925 67,601	(US) (CA) (€)	–	141,296 180,406 118,491	(US) (CA) (€)	–	–	19,455 24,841 16,315	(US) (CA) (€)	484,554 618,678 406,347	(US) (CA) (€)
	2017	226,587 (US) 299,367 (CA) 206,625 (€)	66,891 88,376 60,998	(US) (CA) (€)	–	104,094 137,529 94,923	(US) (CA) (€)	–	–	7,912 10,454 7,215	(US) (CA) (€)	405,484 535,726 369,761	(US) (CA) (€)
Dana Yearian, Vice President, Sales — Americas	2019	242,897 (US) 321,766 (CA)	116,133 153,841	(US) (CA)	–	178,484 236,438	(US) (CA)	–	–	8,400 11,127	(US) (CA)	545,914 723,172	(US) (CA)
	2018	242,897 (US) 310,131 (CA)	101,208 129,222	(US) (CA)	–	152,285 194,438	(US) (CA)	–	–	7,667 9,789	(US) (CA)	504,057 643,580	(US) (CA)
	2017	238,134 (US) 314,623 (CA)	99,223 131,094	(US) (CA)	–	156,675 206,999	(US) (CA)	–	–	7,049 9,314	(US) (CA)	501,081 662,030	(US) (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$ 1.3247 = US$1.00 for the financial year ended August 31, 2019, CA$1.2768 = US$1.00 for the financial year ended August 31, 2018 and CA$1.3212 = US$1.00 for the financial year ended August 31, 2017. The compensation information for the Netherlands resident has been converted from Euros to US dollars based upon an average foreign exchange rate of €0.8816 = US$1.00 for the financial year ended August 31, 2019, €0.8386 = US$1.00 for the financial year ended August 31, 2018 and €0.9119 = US$1.00 for the financial year ended August 31, 2017 and the conversion from US dollars to Canadian dollars is made as described above.

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

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:
Name	Paid during the Financial Year Ended August 31, 2019 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2020 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2019 (i) ($)
Germain Lamonde	– –	(US) (CA)	173,721 230,128	(US) (CA)	173,721 230,128	(US) (CA)
Philippe Morin	– –	(US) (CA)	143,072 189,528	(US) (CA)	143,072 189,528	(US) (CA)
Pierre Plamondon	– –	(US) (CA)	86,330 114,362	(US) (CA)	86,330 114,362	(US) (CA)
Willem Jan te Niet	85,619 113,419 75,482	(US) (CA) (€)	54,701 72,463 48,224	(US) (CA) (€)	140,320 185,882 123,706	(US) (CA) (€)
Dana Yearian	109,973 145,681	(US) (CA)	68,511 90,757	(US) (CA)	178,484 236,438	(US) (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan”, the 401K plan as detailed under section “Compensation Discussion and Analysis – 401K plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP.

(6)	Mr. Lamonde stepped down as CEO as of April 1, 2017 and was nominated Executive Chairman of the Corporation.
(7)	Mr. Morin was promoted from Chief Operating Officer of the Corporation to CEO of the Corporation as of April 1, 2017.
(8)	Including a discretionary bonus of CA$10,000 (US$7,832).

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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option, PSUs and RSU awards outstanding as at August 31, 2019, if any, including those granted before August 31, 2019.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (PSUs or RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised “in-the-money” Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	–	–	–
Philippe Morin	–	–	–	–	327,039	1,193,692	–
Pierre Plamondon	–	–	–	–	143,945	525,399	–
Willem Jan te Niet	–	–	–	–	71,348	260,420	–
Dana Yearian	–	–	–	–	139,346	508,613	–

(1)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No option-based awards of the Corporation were held during the financial year ended August 31, 2019 by the NEOs.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2019, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2019, if any.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	–	173,721
Philippe Morin	171,020	143,072
Pierre Plamondon	66,009	86,330
Willem Jan te Niet	32,775	140,320
Dana Yearian	60,382	178,484

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the PSUs or RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the daily exchange rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2019 (as indicated under the “Summary Compensation Table”).

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

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde, the Corporation’s Executive Chairman. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options, PSUs and RSUs if any. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital (“Change of Control”), he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options, PSUs and RSUs if any. If Mr. Lamonde voluntarily resigns, he will be entitled to immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Philippe Morin, the Corporation’s Chief Executive Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Morin’s employment without cause, Mr. Morin will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. Morin’s employment is terminated following a Change of Control, he will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s CFO and Vice President, Finance. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. Plamondon’s employment is terminated following a Change of Control, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Willem Jan te Niet, the Corporation’s Vice President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. te Niet’s employment without cause, Mr. te Niet will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. te Niet’s employment is terminated following a Change of Control, he will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation’s Vice President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian’s employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. Yearian’s employment is terminated following a Change of Control, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options, PSUs and RSUs if any.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2019, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3)		Voluntary ($)
Germain Lamonde	986,740 1,295,070	(US) (4) (CA)	986,740 1,295,070	(US) (CA)	0	(5)
Philippe Morin (6)	1,094,815 1,453,122	(US) (CA)	1,595,215 2,118,037	(US) (CA)	–
Pierre Plamondon (6)	535,834 711,043	(US) (CA)	968,376 1,280,622	(US) (CA)	–
Willem Jan te Niet (6)	284,405 377,188 250,731	(US) (CA) (€)	437,387 580,466 385,600	(US) (CA) (€)	–
Dana Yearian (6)	534,616 709,393	(US) (CA)	1,101,386 1,450,134	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2019 and includes, as the case may be for each NEO, the base salary that would have been received and total value of PSUs, RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of PSUs, RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of PSUs, RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.3247 = US$1.00 as of August 31, 2019. The aggregate amount for Netherlands resident has been converted from Euros to US dollars based upon a foreign exchange rate of €0.8816 = US$1.00 as of August 31, 2019.

(3)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2019 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of PSUs, RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of PSUs, RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

(4)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2019 and includes: the base salary, STIP compensation, and total value of PSUs, RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of PSUs or RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(5)	Mr. Lamonde did not hold any PSUs, RSUs or options on August 31, 2019.
(6)	None of these NEOs held any PSUs or options on August 31, 2019.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. Since June 2017 pursuant to our internal policy, our Directors have the obligation to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members. The significant terms of the DSU Plan are described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

	From September 1, 2018 to August 31, 2019
Annual Retainer for Directors (1)	CA$70,000	(2)	US$52,842	(3)
Annual Retainer for Lead Director	CA$10,000		US$7,549	(3)
Annual Retainer for Audit Committee Chairman	CA$12,000		US$9,059	(3)
Annual Retainer for Audit Committee Members	CA$4,500	(4)	US$3,397	(3)
Annual Retainer for Human Resources Committee Chairman	CA$7,000		US$5,284	(3)
Annual Retainer for Human Resources Committee Members	CA$4,500	(4)	US$3,397	(3)

(1)	All the Directors elected to receive 100% of their Annual Retainer for Directors in form of DSUs except Mr. François Côté, who elected to receive 75% of his Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. François Côté and Mr. Claude Séguin is CA$70,000 (US$52,842). The Annual Retainer for Ms. Angela Logothetis and Mr. Randy E. Tornes is US$70,000 (CA$92,729).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3247 = US$1.00 for the financial year ended August 31, 2019.
(4)
The Annual Retainer for Audit Committee Members and Human Resources Committee Members is CA$4,500 (US$3,397) for Mr. François Côté and Mr. Claude Séguin and US$4,500 (CA$5,961) for Ms. Angela Logothetis and Mr. Randy Tornes.

In the financial year ended August 31, 2019, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)		Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
François Côté	69,073 91,500	(US) (CA)	–	–	–	–	–	69,073 91,500	(US) (CA)
Angela Logothetis	79,000 104,651	(US) (CA)	–	–	–	–	–	79,000 104,651	(US) (CA)
Claude Séguin	65,298 86,500	(US) (CA)	–	–	–	–	–	65,298 86,500	(US) (CA)
Randy E. Tornes	79,000 104,651	(US) (CA)	–	–	–	–	–	79,000 104,651	(US) (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3247 = US$1.00 for the financial year ended August 31, 2019 except for compensation amounts paid to Ms. Angela Logothetis and Mr. Randy E. Tornes which were paid in US dollars. Subject to our internal policy, the fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)		Cash ($)		Total ($)
François Côté	39,632 52,500	(US) (CA)	29,441 39,000	(US) (CA)	69,073 91,500	(US) (CA)
Angela Logothetis	79,000 104,651	(US) (CA)	– –	(US) (CA)	79,000 104,651	(US) (CA)
Claude Séguin	65,298 86,500	(US) (CA)	– –	(US) (CA)	65,298 86,500	(US) (CA)
Randy E. Tornes	70,000 92,729	(US) (CA)	9,000 11,922	(US) (CA)	79,000 104,651	(US) (CA)

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2019, if any, including awards granted before August 31, 2019.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
François Côté	38,582	140,824	–
Angela Logothetis	49,714	181,456	–
Claude Séguin	64,211	234,370	–
Randy E. Tornes	99,000	361,350	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 30, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Share-Based Awards

In the financial year that ended August 31, 2019, none of the DSUs of Directors vested and the Directors did not receive any non-equity incentive compensation from the Corporation.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2019, or that may be issued, under the Corporation’s LTIP and DSU Plan, both of which were approved by the Corporation’s shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding DSUs, Options, PSU and RSUs (#) (a)	Weighted-Average Exercise Price of Outstanding DSUs, Options, PSU and RSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
DSU Plan – DSUs	251,507	n/a (1)	4,898,130
LTIP – Options	–	–
LTIP - PSUs	–	–
LTIP – RSUs	1,836,446	n/a (1)

(1)	The value of DSUs, PSUs and RSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual the following table sets out the burn rate of the awards granted under the Corporation’s security-based compensation arrangements as of the end of the financial years ended August 31, 2019, August 31, 2018 and August 31, 2017. As at November 1, 2019 the only security-based compensation arrangements are the LTIP and the DSU Plan. The table below sets out the burn rate for such security-based compensation arrangements. The burn rate is calculated by dividing the number of DSUs, options, PSUs or RSUs, as applicable, granted under the respective plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year:

	Year ended August 31, 2019	Year ended August 31, 2018	Year ended August 31, 2017
Number of DSUs granted	69,818	65,745	45,058
Number of Options granted	–	–	–
Number of PSUs granted	–	–	–
Number of RSUs granted	632,931	420,621	527,143
Weighted average number of securities outstanding for the applicable year	55,325,000	54,998,000	54,423,000
Annual burn rate of the DSUs	0.1%	0.1%	0.1%
Annual burn rate of Options	–	–	–
Annual burn rate of PSUs	–	–	–
Annual burn rate of RSUs	1.1%	0.8%	1.0%

PERFORMANCE GRAPH

The below line graph compares the cumulative total shareholder return of the Corporation’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2019. It assumes that the initial value of the investment in the Corporation’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2014. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the Executive Chairman, CEO and CFO are included in each period but the other named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section “Summary Compensation Table”.

The Corporation’s Stock Performance
(September 1, 2014 to August 31, 2019)

	August 31,
	2014	2015	2016	2017	2018	2019
EXFO Subordinate Voting Shares (CA$)	$100	$84	$89	$121	$120	$101
S&P/TSX Composite Index (CA$)	$100	$89	$93	$97	$104	$105
NEOs’ total compensation (in millions of CA$)	$2.6	$2.6	$4.1	$3.9	$3.4	$3.8

The line graph reflects that EXFO underperformed the S&P/TSX Composite Index in fiscal years 2015, 2018 and 2019, but performed better in 2016 and 2017. At the end of the five-year measurement period, the performance gap between EXFO and the S&P/TSX Composite Index was relatively small. Total shareholder return for the Corporation dropped in 2015, recovered in 2016 and particularly in 2017, stabilized in 2018 and slipped in 2019. Total shareholder return for the Index decreased in 2015, steadily increased in 2016, 2017 and 2018, then stabilized in 2019.

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

The bar chart on the previous page illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation’s share price performance in 2016, but not in 2015, 2017, 2018 and 2019. The following information should be considered when analyzing the chart:

•
The Corporation’s share price decreased as at August 31, 2015 compared to the previous financial year, while total NEO compensation as expressed in Canadian dollars remained flat for the same period. It should be noted, however, three out of five NEOs were remunerated in currencies other than the Canadian dollar. On a constant currency basis, total NEO compensation would have decreased by about CA$100,000 year-over-year. As a result, total compensation received by the NEOs for this period was aligned with share price performance.

•
The Corporation’s share performance increased from September 1, 2015 to August 31, 2016. Total compensation received by the NEOs during this period also increased but at a higher rate than the Corporation’s share price. It should be noted that the Corporation hired an executive to the newly created position of Chief Operating Officer in the early part of the financial year, which contributed to the increase in total compensation received by the NEOs during this period.

•
The Corporation’s share performance increased from September 1, 2016 to August 31, 2017. Total compensation received by the NEOs decreased during this period as certain financial targets were not met, which consequently was aligned with shareholders’ interests.

•
The Corporation’s share price remained relatively flat as at August 31, 2018 compared to the previous financial year, while total compensation received by the NEOs decreased during that period as certain financial targets were not met. In addition, fewer Restricted Share Units (RSUs) were attributed to the CEO in 2018 than in the previous year, while the Executive Chairman accepted a reduced compensation plan after transitioning from his former role as CEO.

•
The Corporation’s share performance decreased from September 1, 2018 to August 31, 2019. Total compensation received by the NEOs increased during this period since most financial targets were met with revenues, bookings, IFRS net loss, adjusted EBITDA and cash flows from operations improving year-over-year.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation.” Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre‑established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long-Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of the Corporation’s share price will affect the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$176,554 from September 30, 2019 to September 30, 2020, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$20 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

C.	Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 8, 2020. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

GERMAIN LAMONDE
		St-Augustin-de-Desmaures, Quebec, Canada Director since September 1985 Not Independent (Management) Principal Occupation: Executive Chairman of the Board of Directors

Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company’s Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market and the world’s #1 fiber/highspeed testing company, with customers in over one hundred countries. Today as Executive Chairman, Mr. Lamonde leads EXFO’s acquisitions strategy and is actively involved in defining the company’s growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development and was named EY Entrepreneur of the Year 2018 Canada. Mr. Lamonde is presently Chairman of ENCQOR, the Canada–Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation and serves on the Board of QG100 – a CEO development forum. Mr. Lamonde holds a bachelor’s degree in engineering physics from Polytechnique Montréal and a master’s degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and is also a Fellow of the Canadian Academy of Engineering.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors			5/6	83%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	PSUs (#)	RSUs (#)	Total Shares (2) and PSUs, RSUs (#)	Total Market Value (3) of Shares (2) and PSUs, RSUs (US$)
August 31, 2019	3,672,474 (4)	31,643,000 (5)	–	–	35,315,474	128,901,480

(1)	From September 1, 2018 until November 1, 2019, Mr. Lamonde attended four (4) board meetings in person and one (1) board meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of PSUs or RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)
Mr. Lamonde exercises control over 3,191,666 Subordinate Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 316,247 Subordinate Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises direct control over 164,561 Subordinate Voting Shares.

(5)
Mr. Lamonde exercises control over 29,743,000 Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 1,900,000 Multiple Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec’s presence and driving the company’s national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor’s degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Purkinje, a Montreal health IT growth company as Chairman, Aspire Food Group, HZB Pharma Canada also as Chairman and Diagnos Inc. a new publicly listed company on the TSX Venture Exchange. Mr. Côté also serves on the Advisor Committee of Groupe Morneau.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 5/5	100% 100% 100% 100%	Diagnos Inc.
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (2) and DSUs (#)	Total Market Value (3) of Shares (2) and DSUs (US$)
August 31, 2019	6,500	38,582	45,082	164,549

(1)	From September 1, 2018 until November 1, 2019, Mr. Côté attended five (5) board meetings in person and one (1) board meeting by telephone.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

ANGELA LOGOTHETIS
Bath United Kingdom Director since January 2017 Independent Principal Occupation: Vice President and CTO, Amdocs Open Network (1)

Angela Logothetis has more than twenty-five (25) years of international experience in the telecommunications industry. She has been strategically engaged in the industry’s major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (3) and DSUs (#)	Total Market Value (4) of Shares (3) and DSUs (US$)
August 31, 2019	–	49,714	49,714	181,456

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	From September 1, 2018 until November 1, 2019, Ms. Logothetis attended five (5) board meetings in person and one (1) board meeting by telephone.
(3)	Refers to Subordinate Voting Shares.
(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

PHILIPPE MORIN
		Montreal, Quebec Canada Director since January 2018 Not Independent (Management) Principal Occupation: CEO of the Corporation

Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017 and is responsible for the Corporation’s strategy and financial directions, goals and results. He has more than thirty (30) years of experience in the telecommunications industry and joined EXFO in November 2015 as Chief Operating Officer (COO) leading the company’s global sales leadership, market development, and product strategy. Before joining EXFO, Mr. Morin was Senior Vice President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice President and General Manager of Optical Networks. Philippe Morin holds a bachelor’s degree in electrical engineering from Université Laval in Quebec City, Canada, and a master’s degree in business administration (MBA) from McGill University in Montreal, Canada.

Board/Committee Membership			Attendance (1)	Board Memberships of Another Reporting Issuer
Board of Directors			6/6	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	PSUs (#)	RSUs (#)	Total Shares (2) and PSUs, RSUs (#)	Total Market Value (3) of Shares (2) and PSUs, RSUs (US$)
August 31, 2019	658,059	–	327,039	985,098	3,595,608

(1)	From September 1, 2018 until November 1, 2019, Mr. Morin attended five (5) board meetings in person and one (1) board meeting by telephone.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of PSUs or RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Director

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the board of HEC-Montréal. He also chairs the Boards of Centraide of Greater Montreal Foundation and of Fonds de solidarité FTQ, a $15B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master’s and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 5/5 4/5 4/5	83% 100% 80% 80%	Fonds de solidarité FTQ
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (2) and DSUs (#)	Total Market Value (3) of Shares (2) and DSUs (US$)
August 31, 2019	5,000	64,211	69,211	252,620

(1)	From September 1, 2018 until November 1, 2019, Mr. Séguin attended four (4) board meetings in person and one (1) board meeting by telephone.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice President, Client Partner for AT&T at Aricent (1)

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice President, Client Partner for AT&T at Aricent, An Altran Company. Prior to joining Aricent, Mr. Tornes was Vice President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (3) and DSUs (#)	Total Market Value (4) of Shares (3) and DSUs (US$)
August 31, 2019	–	99,000	99,000	361,350

(1)	Aricent is a global design and engineering company.
(2)	From September 1, 2018 until November 1, 2019, Mr. Tornes attended five (5) board meetings in person and one (1) board meeting by telephone.
(3)	Refers to Subordinate Voting Shares.
(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2019, which was US$3.65 (CA$4.85). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 30, 2019 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

Mr. Philippe Morin acted as an executive officer of Nortel Networks Corporation (“Nortel”) and its affiliates from 2006 to 2010 as President Metro Ethernet Networks. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

From September 1, 2018 through November 1, 2019, the Board met a total of six (6) times. Each member attended all meetings, except for Mr. Lamonde and Mr. Séguin who were absent at one (1) meeting.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in October 2019, the Audit Committee reviewed the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2019, the audit committee is composed of four independent Directors: François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Claude Séguin.

From September 1, 2018 through November 1, 2019, the Audit Committee met a total of five (5) times. Each member attended all meetings.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2014 and in October 2017, the Human Resources Committee reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to our 2014 Annual Report and as Exhibit 11.15 to our 2017 Annual Report, the Human Resources Committee reviewed and amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman which is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2019, the Human Resources Committee is composed of four (4) independent Directors: François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is François Côté.

From September 1, 2018 through November 1, 2019, the Human Resources committee met a total of five (5) times and all members attended all meetings except for Mr. Séguin who was absent at one (1) meeting.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the executive chairman, the chief executive officer, the chief financial officer, the director of investor relations, the director of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2018 through November 1, 2019, five (5) meetings of independent Directors without management occurred and all members attended all meetings except Mr. Séguin who was absent at one (1) meeting. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 (“MI 52‑110”). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2019 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58‑101”) and National Policy 58‑201—Effective Corporate Governance (“NP 58‑201” and, together with MI 52‑110, the “CSA Corporate Governance Standards”). NP 58‑201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58‑101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58‑101 and NP 58‑201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

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

We amended in January 2013, in October 2014 and in October 2017 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors’ nominees, to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process and in order to specifically add the compensation review of the Executive Chairman. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director Share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

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

Our 2019 Annual Information Form on Form 20-F (also filed with the Securities and Exchange Commission (“SEC”)), which will be available on or before November 29, 2019 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

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

As of November 1, 2019, we had a total of 1,810 employees, up from a total of 1,803 on November 1, 2018. We have 725 employees in Canada, primarily based in the province of Quebec, and 1,085 employees based outside of Canada. 656 are involved in research and development, 401 in manufacturing, 318 in sales and marketing, 130 in general administrative positions and 305 in communications and customer support. We have agreements with the majority of our employees covering confidentiality and non-competition. Our 97 manufacturing employees based in Quebec City plant are represented by a collective agreement through “Syndicat des employé(e)s d’EXFO”. Our 51 employees in Spain are represented by a collective agreement through an independent union and 169 employees in Rennes, France, are represented by collective agreements through CFDT and CGT. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in‑the‑money” and “out-of-the-money” options and the beneficial ownership of our share capital as at November 1, 2019 by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2019				Total Subordinate Voting Shares Beneficially Owned (1)		Multiple Voting Shares Beneficially Owned (1)			Total Percentage of Voting Power
				“In-the-money”		“Out-of- the-money”
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	3,672,474	(2)	15.38	–	*	–	*	3,672,474	15.38	31,643,000	(3)	100	94.06
Philippe Morin	658,835		2.76	–	*	–	*	658,835	2.76	–		–	*
Pierre Plamondon	112,505		*	–	*	–	*	112,505	*	–		–	*
François Côté	6,500		*	–	*	–	*	6,500	*	–		–	*
Angela Logothetis	–		*	–	*	–	*	–	*	–		–	*
Claude Séguin	5,000		*	–	*	–	*	5,000	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Willem Jan te Niet	2,635		*	–	*	–	*	2,635	*	–		–	*
Dana Yearian	–		*	–	*	–	*	–	*	–		–	*
Other executive officers as a group	88,903		*	–	*	–	*	88,903	*	–		–	*
All of our Directors and executive officers as a group	4,546,852		19.04	–	*	–	*	4,546,852	19.04	31,643,000		100	94.32

*	Less than 1%.
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2019 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs, PSUs and RSUs are not included.

(2)
The number of shares held by Germain Lamonde includes 3,191,666 subordinate voting shares held of record G. Lamonde Investissements Financiers Inc., 316,247 subordinate voting shares held of record by 9356-8988 Québec Inc. and 164,561 subordinate voting shares held by Germain Lamonde.

(3)
The number of shares held by Germain Lamonde includes 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers Inc. and 1,900,000 multiple voting shares held of record by 9356-8988 Québec Inc.

There are no options outstanding as at November 1, 2019.

The following table presents information regarding Deferred Share Units, Performance Share Units and Restricted Share Units held by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2019.

Name	DSUs				PSUs				RSUs
	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/PSU (2)	Number		Percentage	Fair Value at the time of grant US$/RSU (3)
Germain Lamonde	–		–	–	–		–	–	–		–	–
Philippe Morin	–		–	–	28,965	(4)	20.54%	3.83	54,945	(5)	3.11%	3.43
	–		–	–					51,831	(6)	2.93%	3.43
	–		–	–					45,786	(7)	2.59%	4.01
	–		–	–					38,110	(8)	2.16%	4.89
	–		–	–					4,764	(9)	0.27%	4.89
	–		–	–					51,353	(10)	2.91%	4.00
	–		–	–					34,892	(11)	1.98%	3.17
	–		–	–					43,615	(12)	2.47%	3.17
	–		–	–					28,965	(13)	1.64%	3.83
	–		–	–					15,000	(14)	0.85%	3.83
Pierre Plamondon	–		–	–	13,878	(4)	9.84%	3.83	27,140	(15)	1.54%	3.23
	–		–	–					24,239	(7)	1.37%	4.01
	–		–	–					27,266	(10)	1.54%	4.00
	–		–	–					16,842	(11)	0.95%	3.17
	–		–	–					21,052	(12)	1.19%	3.17
	–		–	–					13,878	(13)	0.79%	3.83
François Côté	38,582	(16)	15.34%	3.82	–		–	–	–		–	–
Angela Logothetis	49,714	(16)	19.77%	3.96	–		–	–	–		–	–
Claude Séguin	64,211	(16)	25.53%	3.93	–		–	–	–		–	–
Randy E. Tornes	99,000	(16)	39.36%	3.90	–		–	–	–		–	–
Willem Jan te Niet	–		–	–	11,553	(4)	8.19%	3.83	5,000	(17)	0.28%	3.33
	–		–	–					16,069	(7)	0.91%	4.01
	–		–	–					20,153	(10)	1.14%	4.00
	–		–	–					13,117	(11)	0.74%	3.17
	–		–	–					16,397	(12)	0.93%	3.17
	–		–	–					11,553	(13)	0.65%	3.83
	–		–	–					15,000	(14)	0.85%	3.83
Dana Yearian	–		–	–	–		–	–	–		–	–

Name	DSUs			PSUs				RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/PSU (2)	Number		Percentage	Fair Value at the time of grant US$/RSU (3)
Other executive officers as a group	–	–	–	86,599	(4)	61.42%	3.83	1,840	(18)	0.10%	3.27
	–	–	–					69,376	(15)	3.93%	3.23
	–	–	–					1,250	(19)	0.07%	3.00
	–	–	–					74,679	(7)	4.23%	4.01
	–	–	–					2,000	(20)	0.11%	4.01
	–	–	–					2,500	(21)	0.14%	5.10
	–	–	–					87,081	(10)	4.93%	4.00
	–	–	–					7,233	(22)	0.41%	4.45
	–	–	–					69,892	(11)	3.96%	3.17
	–	–	–					87,362	(12)	4.95%	3.17
	–	–	–					88,678	(13)	5.02%	3.83
	–	–	–					51,742	(14)	2.93%	3.83
Total	251,507	100.00%	3.90	140,995		100.00%	3.83	1,140,600		64.57%	3.66

All of the directors and executive officers as a group	–	–	–	140,995	100.00%	3.83	54,945	(5)	3.11%	3.43
	–	–	–	–	–	–	51,831	(6)	2.93%	3.43
	–	–	–	–	–	–	160,773	(7)	9.10%	4.01
	–	–	–	–	–	–	38,110	(8)	2.16%	4.89
	–	–	–	–	–	–	4,764	(9)	0.27%	4.89
	–	–	–	–	–	–	185,853	(10)	10.52%	4.00
	–	–	–	–	–	–	134,743	(11)	7.63%	3.17
	–	–	–	–	–	–	168,426	(12)	9.53%	3.17
	–	–	–	–	–	–	143,074	(13)	8.10%	3.83
	–	–	–	–	–	–	81,742	(14)	4.63%	3.83
	–	–	–	–	–	–	96,516	(15)	5.46%	3.23
	–	–	–	–	–	–	5,000	(17)	0.28%	3.33
	–	–	–	–	–	–	1,840	(18)	0.10%	3.27
	–	–	–	–	–	–	1,250	(19)	0.07%	3.00
	–	–	–	–	–	–	2,000	(20)	0.11%	4.01
	–	–	–	–	–	–	2,500	(21)	0.14%	5.10
	–	–	–	–	–	–	7,233	(22)	0.41%	4.45
Total	251,507	100.00%	3.90	140,995	100.00%	3.83	1,140,600		64.57%	3.66

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

(2)	The fair value at the time of grant of a PSU is equal to the market value of Subordinate Voting Shares at the time PSUs are granted.
(3)	The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted.
(4)	Those PSUs will vest on the third anniversary date of the grant in October 2019 on the attainment of performance objectives as determined by the Board of Directors.
(5)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in November 2015.
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

(8)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in April 2017.
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

(11)	Those RSUs will vest on the third anniversary date of the grant in October 2018.
(12)	Those RSUs will vest on the third anniversary date of the grant in October 2018 on the attainment of performance objectives as determined by the Board of Directors.
(13)	Those RSUs will vest on the third anniversary date of the grant in October 2019.
(14)	Those RSUs will vest on the third anniversary date of the grant in October 2019.
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

(16)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(17)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in August 2016.
(18)
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

(19)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2016.
(20)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in October 2016.
(21)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2017.
(22)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2018.

Escrowed Securities

To our knowledge as at November 1, 2019, none of the equity securities of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2019 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	3,672,474	15.38%	94.06%
9356-8988 Quebec Inc. (3)	1,900,000	6.00%	316,247	1.32%	5.68%
G. Lamonde Investissements Financiers Inc. (3)	29,743,000	94.00%	3,191,666	13.37%	88.34%
Graham Partners LP (Harber Capital)	–	–	1,295,345	5.43%	*

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable within 60 days of November 1, 2019 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The number of shares held by Germain Lamonde includes 1,900,000 multiple voting shares held of record by 9356-8988 Quebec Inc., 29,743,000 multiple voting shares held of record by G. Lamonde Investissements Financiers Inc., 316,247 subordinate voting shares held of record by 9356-8988 Quebec Inc., 3,191,666 subordinate voting shares held of record by G. Lamonde Investissements Financiers Inc. and 164,561 subordinate voting shares held directly by Germain Lamonde.

(3)	9356-8988 Quebec Inc. and G. Lamonde Investissements Financiers Inc. are companies controlled by Mr. Lamonde.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share.

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies has maintained majority ownership. According to publicly available information, Graham Partners LP (Harber Capital) is EXFO’s second-largest shareholder with 1.3 million subordinate voting shares or 5.4% of the public float.

As at November 11, 2019, 23,869,117 subordinate voting shares were outstanding. Approximately 96.33% (22,992,223) of our subordinate voting shares were held in bearer form and the remainder (876,894 subordinate voting shares) was held by 219 record holders. As at November 11, 2019, we believe approximately 57.57% of our outstanding subordinate voting shares were held in the United States.

B.	Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

From September 1, 2018 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.
C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2019		2018		2017

Export Sales	$270,977	94%	$251,121	93%	$220,715	91%
Domestic Sales	15,913	6	18,425	7	22,586	9
	$286,890	100%	$269,546	100%	$243,301	100%

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

In September 2018, as part of our fiscal 2018 restructuring plan and the shutdown of our operations in Toronto, Canada, we entered into a binding agreement to sell one of our buildings for net proceeds of $3.3 million. The transfer of ownership occurred during fiscal 2019 and resulted in a gain of $1.7 million that was recorded in interest and other income-expense line item in our consolidated statement of earnings for that year.

In addition, in fiscal 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual property held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a one-time deferred income tax recovery of $2.4 million in fiscal 2019 as the recovery of this asset is probable. This deferred income tax recovery was recorded in our consolidated statement of earnings for that year.

On January 8, 2019, we announced that our Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 1,200,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on January 14, 2019 and will end on January 13, 2020. From January 14, 2019 through November 11, 2019, we spent approximately US$0.6 million (including fees) to repurchase 127,604 subordinate voting shares.

Item 9. The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2014 to August 31, 2015	4.40	2.45	4.92	3.32
September 1, 2015 to August 31, 2016	4.32	2.57	5.44	3.61
September 1, 2016 to August 31, 2017	6.05	3.42	7.99	4.41
September 1, 2017 to August 31, 2018	4.70	3.20	5.81	4.29
September 1, 2018 to August 31, 2019	4.97	2.66	6.70	3.51

September 1, 2017 to November 30, 2017 (2018 1st Quarter)	4.45	3.75	5.61	4.79
December 1, 2017 to February 28, 2018 (2018 2nd Quarter)	4.70	4.06	5.81	5.25
March 1, 2018 to May 31, 2018 (2018 3rd Quarter)	4.40	3.35	5.63	4.35
June 1, 2018 to August 31, 2018 (2018 4th Quarter)	4.41	3.20	5.77	4.29

September 1, 2018 to November 30, 2018 (2019 1st Quarter)	4.45	2.66	5.77	3.51
December 1, 2019 to February 28, 2019 (2019 2nd Quarter)	3.90	2.74	5.16	3.66
March 1, 2019 to May 31, 2019 (2019 3rd Quarter)	4.97	3.20	6.70	4.30
June 1, 2019 to August 31, 2019 (2019 4th Quarter)	4.30	3.41	5.61	4.53

May 2019	4.80	3.86	6.47	5.20
June 2019	4.25	3.51	5.61	4.77
July 2019	4.30	3.47	5.47	4.53
August 2019	3.89	3.41	5.20	4.67
September 2019	3.99	3.47	5.27	4.80
October 2019	4.30	3.61	5.59	4.81
November 2019 (until November 11)	4.38	4.03	5.75	5.35

C.	Markets

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

On November 11, 2019, the last reported sale price for our subordinate voting shares on the NASDAQ Global Select Market was US$4.21 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$5.59 per share.

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

United States Taxation

The information set forth below under the caption “United States Taxation” is a summary of the material U.S. federal income tax consequences of the ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption “United States Taxation” deals only with U.S. Holders that hold subordinate voting shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who do not at any time own, nor are treated as owning, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of shares of all classes of our stock.

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

Generally, “excess distributions” are the parts of any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the subordinate voting shares during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the subordinate voting shares.

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

The following tables summarize the forward exchange contracts in effect as at August 31, 2019, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

US dollars – Canadian dollars forward exchange contracts

	Years ending August 31,
	2020	2021	2022

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$35,500	$19,900	$6,000
Weighted average contractual forward rates	1.3013	1.3107	1.3216

US dollars – Indian rupees forward exchange contracts

Year ending August 31, 2020

Forward exchange contracts to sell US dollars in exchange for Indian rupees
Contractual amount	$3,500
Weighted average contractual forward rate	71.48

Fair Value

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2019 and for which such risk is charged to earnings:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$5,531	€3,129
Accounts receivable	30,451	6,389
	35,982	9,518
Financial liabilities
Bank loan	5,000	–
Accounts payable and accrued liabilities	12,563	2,218
Forward exchange contracts (nominal value)	5,800	–
	23,363	2,218
Net exposure	$12,619	€7,300

In addition to these assets and liabilities, we have derivatives financial liabilities for our outstanding forward exchange contracts in the amount (nominal value) of $61.4 million as at August 31, 2019, for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3294 = US$1.00 as at August 31, 2019.

The value of the Canadian dollar compared to the euro was CA$1.4672 = €1.00 as at August 31, 2019.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2019:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1.2 million, or $0.02 per diluted share, as at August 31, 2019.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $0.8 million or $0.01 per diluted share, as at August 31, 2019.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $4.1 million as at August 31, 2019.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and financial liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, and except for those of foreign operations, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects our balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars, euros, British pounds and Indian rupees, and we report our results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

We have limited exposure to interest rate risk. We are mainly exposed to interest rate risks through our cash, short-term investments, bank loan and long-term debt.

We analyse our interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net earnings and other comprehensive income.

Short-term investments

As at August 31, 2019, our short-term investments, in the amount of $2.9 million, mainly consist of a term deposits denominated in Indian rupees, bearing interest at annual rates of 5.1% to 7.0%, maturing on different dates between September 2019 and May 2020.

Due to their short-term maturity, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as financial assets at fair value through other comprehensive income, is recorded in the consolidated statements of comprehensive income.

Other financial instruments

Short-term other liabilities bear interest at EURIBOR, plus a margin. Accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject us to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2019, our short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We apply the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and contract assets. To measure the expected credit losses, trade accounts receivable and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade accounts receivable for the same type of contracts. We have therefore concluded that the expected loss rates for trade accounts receivable are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period of 60 months. The historical loss rates are adjusted to reflect current and forward-looking information on economic factors affecting the ability of the customers to settle the accounts receivable.

For the year ended August 31, 2019, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2019 (in thousands of US dollars):

Current	$39,054
Past due, 0 to 30 days	3,529
Past due, 31 to 60 days	2,006
Past due, more than 60 days	6,928
Total trade accounts receivable	$51,517

Changes in the allowance for doubtful accounts are as follows as at August 31, 2019 (in thousands of US dollars):

Balance – Beginning of year	$772
IFRS 9 adoption initial adjustment	303
Addition charged to earnings	864
Writeoff of uncollectible accounts	(404)
Balance – End of year	$1,535

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our derivative and non-derivative financial liabilities as at August 31, 2019 (in thousands of US dollars):

	No later than one year	Later than 1 year and no later than 5 years	Later than 5 years

Bank loan	$5,000	$–	$–
Accounts payable and accrued liabilities	49,945	–	–
Forward exchange contracts
Outflow	39,000	25,900	–
Inflow	(38,252)	(25,585)	–
Long-term debt	2,449	3,237	56
Other liabilities	1,606	–	–
Total	$59,748	$3,552	$56

As at August 31, 2019, we had $19.4 million in cash and short-term investments and $54.9 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $56.5 million for working capital and general corporate purposes, including potential acquisitions as well as unused lines of credit of $21.9 million for foreign currency exposure related to our forward exchange contracts.

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

As of the end of the Company’s fiscal year ended August 31, 2019, an evaluation of the effectiveness of the Company’s disclosure controls and procedures was carried out by management with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that these disclosure controls and procedures were effective as at August 31, 2019.

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

Our management conducted an evaluation of the effectiveness of EXFO's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO's internal control over financial reporting was effective as of August 31, 2019.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of August 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

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

Audit Fees

During the financial years ended August 31, 2018 and 2019, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$525,000 and CA$587,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2018 and 2019, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$113,000 and CA$99,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements.

Tax Fees

During the financial years ended August 31, 2018 and 2019, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$114,000 and CA$177,000 respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2018 and 2019.

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

During the financial year ended on August 31, 2019, 100% of tax fees were approved by the Audit Committee pursuant to this policy.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

From September 1, 2017 through November 12, 2018, no repurchase occurred.

On January 8, 2019, we announced that our Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 1,200,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on January 14, 2019 and will end on January 13, 2020.

From January 14, 2019 through November 11, 2019, we spent approximately US$0.6 million (including fees) to repurchase 127,604 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From September 1, 2018	–	–	–	–	–
To September 30, 2018
From October 1, 2018	–	–	–	–	–
To October 31, 2018
From November 1, 2018	–	–	–	–	–
To November 30, 2018
From December 1, 2018	–	–	–	–	–
To December 31, 2018
From January 1, 2019	–	–	–	–	–
To January 13, 2019
From January 14, 2019	32,032	3.23	4.37	32,032	1,200,000
To January 31, 2019
From February 1, 2019	200	3.25	4.25	200	1,167,968
To February 28, 2019
From March 1, 2019	–	–	–	–	1,167,768
To March 31, 2019
From April 1, 2019	–	–	–	–	1,167,768
To April 30, 2019
From May 1, 2019	–	–	–	–	1,167,768
To May 31, 2019
From June 1, 2019	–	–	–	–	1,167,768
To June 30, 2019
From July 1, 2019	29,396	–	5.02	29,396	1,138,372
To July 31, 2019
From August 1, 2019	24,764	–	5.06	24,764	1,113,608
To August 31, 2019
From September 1, 2019	–	–	–	–	1,113,608
To September 30, 2019
From October 1, 2019	28,522	–	5.28	28,522	1,085,086
To October 31, 2019
From November 1, 2019	12,690	–	5.59	12,690	1,072,396
To November 11, 2019
Total	127,604			127,604	1,072,396

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ Global Select Market. A copy of the Corporation’s Corporate Governance Policies is included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibit 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.3, 11.4, 11.10, 11.11 and 11.12, to our 2013 Annual Report on Form 20-F, as Exhibit 11.6 to our 2014 Annual Report on Form 20-F, as Exhibits 11.5, 11.7 and 11.8 to our 2016 Annual Report on Form 20-F, as Exhibits 11.5, 11.7, 11.13, 11.14 and 11.15 to our 2017 Annual Report on Form 20-F, as Exhibits 11.5, 11.7, 11.16 and 11.17 to our 2018 Annual Report on Form 20-F and as Exhibits 11.5, 11.7 and 11.18 to our 2019 Annual Report on Form 20-F.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Not Applicable.

Item 19.	Exhibits

Number	Exhibit
1.1	Amended Articles of Incorporation of EXFO (incorporated by reference to Exhibit 3.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
1.2	Amended By-laws of EXFO (incorporated by reference to Exhibit 1.2 of EXFO’s Annual Report on Form 20F dated January 16, 2003, File No. 000-30895).
1.3	Amended and Restated Articles of Incorporation of EXFO (incorporated by reference to Exhibit 1.3 of EXFO’s Annual Report on Form 20-F dated January 18, 2001, File No. 000-30895).
1.4	Certificate of Amendment, Canada Business Corporations Act (incorporated by reference to Exhibit 10.1 of EXFO’s Annual Report on Form 20-F dated November 25, 2009, File No. 000-30895).
1.5	Certificate of Amendment (Change of Name), Canada Business Corporations Act (incorporated by reference to Exhibit 1.5 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
2.1	Form of Subordinate Voting Share Certificate (incorporated by reference to Exhibit 4.1 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).
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

4.16
Form of Promissory Note of EXFO issued to GEXFO Investissements Technologiques Inc. dated June 27, 2000) (incorporated by reference to Exhibit 10.12 of EXFO’s Registration Statement on Form F-1 filed on June 9, 2000, File No. 333-38956).

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
4.27
Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., EXFO Gnubi Products Group Inc., gnubi communications, L.P., gnubi communications General Partner, LLC, gnubi communications Limited Partner, LLC, gnubi communications, Inc., Voting Trust created by The Irrevocable Voting Trust Agreement Among Carol Abraham Bolton, Paul Abraham and James Ray Stevens, James Ray Stevens and Daniel J. Ernst dated September 5, 2002 (incorporated by reference to Exhibit 4.30 of EXFO’s Annual Report on Form 20-F dated January 16, 2003, File No. 000-30895).

4.28
EXFO Protocol Inc. Executive Employment Agreement with Sami Yazdi signed November 2, 2001 (incorporated by reference to Exhibit 4.31 of EXFO’s Annual Report on Form 20-F dated January 16, 2003, File No. 000-30895).

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
4.37

Asset Purchase Agreement by and Among EXFO Electro-Optical Engineering Inc., Consultronics Limited., Andre Rekai, Consultronics Europe Limited, Consultronics Development Kft. and Consultronics Inc. dated January 5, 2006 (incorporated by reference to Exhibit 4.37 of EXFO’s Annual Report on Form 20-F dated November 29, 2006, File No. 000-30895).

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

4.51	Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated January 8, 2014 (incorporated by reference to EXFO’s report on Form 6-K dated January 9, 2014, file No. 000-30895).

Number	Exhibit
4.52	Final results of Issuer Bid Tender Offer, dated February 20, 2015 (incorporated by reference to EXFO’s Material Change Report on Form 6-K dated February 24, 2015, file No. 000-30895).
4.53	Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated March 25, 2015 (incorporated by reference to EXFO’s report on Form 6-K dated March 25, 2015, file No. 000-30895).
4.54	Nomination of Mr. Philippe Morin as Chief Operation Officer, dated August 26, 2015 (incorporated by reference to EXFO’s Material Change Report on Form 6-K dated August 28, 2015, file No. 000-30895).
4.55
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and effective January 12, 2005 (incorporated by reference to Exhibit 4.55 of EXFO’s Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).

4.56	Renewal of EXFO’s Share Repurchase Program by Way of Normal Course Issuer Bid dated April 1, 2016 (incorporated by reference to EXFO’s report on Form 6-K dated March 30, 2016, file No. 000-30895).
4.57
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004 and on January 12, 2005 and effective January 10, 2018 (incorporated by reference to Exhibit 4.57 of EXFO’s Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

4.58
Deferred Share Unit Plan, effective January 12, 2005, amended in January 2018 and effective January 10, 2018 (incorporated by reference to Exhibit 4.58 of EXFO’s Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

4.59
Long-Term Incentive Plan, dated May 25, 2000, amended in October 2004, in January 12, 2005 and on January 10, 2018 and effective January 9, 2019 (incorporated by reference to Exhibit 4.59 of EXFO’s Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).

4.60	Share Repurchase Program by Way of Normal Course Issuer Bid dated January 14, 2019 (incorporated by reference to EXFO’s report on Form 6-K dated January 9, 2019, file No. 000-30895).
8.1	Subsidiaries of EXFO (list included in Item 4C of this Annual Report).
11.1
Code of Ethics for our Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 11.1 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistleblower) (incorporated by reference to Exhibit 11.4 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.5	Audit Committee Charter (incorporated by reference to Exhibit 11.5 of EXFO’s Annual Report on Form 20-F dated November 26, 2019, File No. 000-30895).
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO’s Annual Report on Form 20-F dated November 24, 2014, File No. 000-30895).
11.7	Corporate Governance Practices (incorporated by reference to Exhibit 11.7 of EXFO’s Annual Report on Form 20-F dated November 26, 2019, File No. 000-30895).
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO’s Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct (incorporated by reference to Exhibit 11.10 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).

Number	Exhibit
11.11	Policy Regarding Conflict Minerals (incorporated by reference to Exhibit 11.11 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.12	Director Share Ownership Policy (incorporated by reference to Exhibit 11.12 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.13
Board of Directors Corporate Governance Guidelines dated February 28, 2010 and amended on June 29, 2017 (incorporated by reference to Exhibit 11.13 of EXFO’s Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

11.14
Director Share Ownership Policy dated September 25, 2013 and amended on June 29, 2017 (incorporated by reference to Exhibit 11.14 of EXFO’s Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

11.15
Human Resources Committee Charter dated February 28, 2010 and amended on October 9, 2012, on October 8, 2014 and on October 12, 2017 (incorporated by reference to Exhibit 11.15 of EXFO’s Annual Report on Form 20-F dated November 24, 2017, File No. 000-30895).

11.16
Ethics and Business Conduct Policy dated November 25, 2013 and amended on July 10, 2018 (incorporated by reference to Exhibit 11.16 of EXFO’s Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).

11.17
Agent Code of Conduct dated November 25, 2013 and amended on July 10, 2018 (incorporated by reference to Exhibit 11.17 of EXFO’s Annual Report on Form 20-F dated November 27, 2018, File No. 000-30895).

11.18
Policy Regarding Conflict Minerals dated January 9, 2013 and amended on December 12, 2018 (incorporated by reference to Exhibit 11.18 of EXFO’s annual report on Form 20-F dated November 26, 2019, File No. 000-30895).

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

Date:        November 26, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EXFO Inc.

Opinions on the financial statements and internal control over financial reporting
We have audited the accompanying consolidated balance sheets of EXFO Inc. and its subsidiaries (together, the "Company") as at August 31, 2019 and 2018, and the related consolidated statements of earnings, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as at August 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended August 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in "Management's Annual Report on Internal Control over Financial Reporting" included in Item 15(b) of the Annual Report on Form 20-F for the fiscal year ended August 31, 2019. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Montréal, Canada November 26, 2019
We have served as the Company's auditor since 1994.

__________________________
 1 CPA auditor, CA, public accountancy permit No. A111799

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)
	As at August 31,
	2019	2018
Assets

Current assets
Cash	$16,518	$12,758
Short-term investments (note 6)	2,918	2,282
Accounts receivable (note 6)
Trade	51,517	47,273
Other	3,396	4,137
Income taxes and tax credits recoverable (note 20)	3,159	4,790
Inventories (note 7)	38,017	38,589
Prepaid expenses	6,510	5,291
Other assets (note 19)	3,083	2,279
	125,118	117,399

Tax credits recoverable (note 20)	46,704	47,677
Property, plant and equipment (notes 8 and 22)	39,364	44,310
Intangible assets (notes 9 and 22)	21,654	29,866
Goodwill (notes 9 and 22)	38,648	39,892
Deferred income tax assets (note 20)	4,821	4,714
Other assets	1,293	686
	$277,602	$284,544
Liabilities

Current liabilities
Bank loan (note 10)	$5,000	$10,692
Accounts payable and accrued liabilities (note 11)	50,790	47,898
Provisions (note 11)	1,065	2,954
Income taxes payable	704	873
Deferred revenue (note 19)	24,422	16,556
Other liabilities	1,606	3,197
Current portion of long-term debt (note 12)	2,449	2,921
	86,036	85,091

Provisions (note 11)	2,737	2,347
Deferred revenue (note 19)	9,056	6,947
Long-term debt (note 12)	3,293	5,907
Deferred income tax liabilities (note 20)	3,598	5,910
Other liabilities	318	421
	105,038	106,623
Commitments (note 13)

Shareholders’ equity
Share capital (note 14)	92,706	91,937
Contributed surplus	19,196	18,428
Retained earnings	112,173	114,906
Accumulated other comprehensive loss (note 15)	(51,511)	(47,350)
	172,564	177,921

	$277,602	$284,544

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Philippe Morin PHILIPPE MORIN, Chief Executive Officer	/s/ Claude Séguin CLAUDE SÉGUIN, Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2019	2018	2017

Sales (note 22)	$286,890	$269,546	$243,301

Cost of sales (1)	118,677	105,004	94,329
Selling and administrative	98,646	98,794	86,256
Net research and development	50,553	57,154	47,168
Depreciation of property, plant and equipment	5,469	5,444	3,902
Amortization of intangible assets	9,012	10,327	3,289
Change in fair value of cash contingent consideration	–	(670)	(383)
Interest and other expense	718	1,378	303
Foreign exchange (gain) loss	949	(1,309)	978
Share in net loss of an associate (note 3)	–	2,080	–
Gain on deemed disposal of the investment in an associate (note 3)	–	(2,080)	–

Earnings (loss) before income taxes	2,866	(6,576)	7,459

Income taxes (note 20)	5,346	5,678	6,608

Net earnings (loss) for the year	(2,480)	(12,254)	851

Net loss for the year attributable to non-controlling interest	–	(352)	–

Net earnings (loss) for the year attributable to parent interest	$(2,480)	$(11,902)	$851

Basic and diluted net earnings (loss) attributable to parent interest per share	$(0.04)	$(0.22)	$0.02

Basic weighted average number of shares outstanding (000’s)	55,325	54,998	54,423

Diluted weighted average number of shares outstanding (000’s) (note 21)	55,325	54,998	55,555

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2019	2018	2017

Net earnings (loss) for the year	$(2,480)	$(12,254)	$851
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(4,177)	(6,491)	8,262
Unrealized gains/losses on forward exchange contracts	(795)	(1,476)	1,403
Reclassification of realized gains/losses on forward exchange contracts in net earnings	744	(972)	423
Deferred income tax effect of gains/losses on forward exchange contracts	67	554	(479)

Other comprehensive income (loss)	(4,161)	(8,385)	9,609

Comprehensive income (loss) for the year	(6,641)	(20,639)	10,460

Comprehensive loss for the year attributable to non-controlling interest	–	(352)	–

Comprehensive income (loss) for the year attributable to parent interest	$(6,641)	$(20,287)	$10,460

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (note 14)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 14)	1,405	(1,405)	–	–	–
Stock-based compensation costs	–	1,439	–	–	1,439
Net earnings for the year	–	–	851	–	851
Other comprehensive income
Foreign currency translation adjustment	–	–	–	8,262	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $479	–	–	–	1,347	1,347
Total comprehensive income for the year					10,460
Balance as at August 31, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790

	Year ended August 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$–	$196,790
Reclassification of stock-based compensation costs (note 14)	1,526	(1,526)	–	–	–	–
Stock-based compensation costs	–	1,770	–	–	–	1,770
Business combination (note 3)	–	–	–	–	(3,662)	(3,662)
Acquisition of non-controlling interest on acquisition of subsidiary (note 3)	–	–	(352)	–	4,014	3,662
Net loss for the year	–	–	(11,902)	–	(352)	(12,254)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $554	–	–	–	(1,894)	–	(1,894)
Total comprehensive loss for the year						(20,639)
Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$–	$177,921

	Year ended August 31, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9 (note 2)	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 14)	1,106	(1,106)	–	–	–
Redemption of share capital (note 14)	(337)	25	–	–	(312)
Stock-based compensation costs	–	1,849	–	–	1,849
Net loss for the year	–	–	(2,480)	–	(2,480)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,177)	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $67	–	–	–	16	16
Total comprehensive loss for the year					(6,641)
Balance as at August 31, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2019	2018	2017
Cash flows from operating activities
Net earnings (loss) for the year	$(2,480)	$(12,254)	$851
Add (deduct) items not affecting cash
Stock-based compensation costs	1,831	1,748	1,477
Depreciation and amortization	14,481	15,771	7,191
Gain on disposal of capital assets (note 4)	(1,732)	–	–
Writeoff of capital assets	1,386	592	–
Change in fair value of cash contingent consideration	–	(670)	(383)
Deferred revenue	10,477	1,998	1,723
Deferred income taxes	(2,103)	1,368	1,054
Share in net loss of an associate	–	2,080	–
Gain on deemed disposal of the investment in an associate	–	(2,080)	–
Changes in foreign exchange gain/loss	(46)	(181)	1,096
	21,814	8,372	13,009
Changes in non-cash operating items
Accounts receivable	(4,786)	7,275	3,955
Income taxes and tax credits	1,536	86	(2,386)
Inventories	(134)	(1,020)	911
Prepaid expenses	(1,307)	57	(918)
Other assets	(1,459)	(1,311)	(121)
Accounts payable and accrued liabilities and provisions	3,184	1,033	(1,745)
Other liabilities	(1,606)	(122)	165
	17,242	14,370	12,870
Cash flows from investing activities
Additions to short-term investments	(1,879)	(1,550)	(2,910)
Proceeds from disposal and maturity of short-term investments	1,168	234	6,374
Purchases of capital assets (notes 8 and 9)	(7,498)	(10,452)	(7,175)
Proceeds from disposal of capital assets (note 4)	3,318	–	–
Investment in an associate (note 3)	–	(12,530)	–
Business combinations, net of cash acquired (note 3)	–	(19,600)	(12,792)
	(4,891)	(43,898)	(16,503)
Cash flows from financing activities
Bank loan	(5,195)	11,061	–
Repayment of long-term debt	(2,817)	(1,688)	(1,480)
Redemption of share capital (note 14)	(312)	–	–
Other liabilities	–	(1,449)	–
Acquisition of non-controlling interest (note 3)	–	(3,657)	–
	(8,324)	4,267	(1,480)

Effect of foreign exchange rate changes on cash	(267)	(416)	340

Change in cash	3,760	(25,677)	(4,773)
Cash – Beginning of year	12,758	38,435	43,208
Cash – End of year	$16,518	$12,758	$38,435

Supplementary information

Income taxes paid	$2,577	$2,376	$2,866

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 26, 2019.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The company has consistently applied the same accounting policies through all periods presented, except as described below.

IFRS Pronouncements Adopted in Fiscal 2019

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 and replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company adopted this new standard on September 1, 2018 using the modified retrospective method. The following table summarizes the impact of its adoption on the company’s consolidated balance sheet as at September 1, 2018:

	As reported as at August 31, 2018	Adjustments	As adjusted as at September 1, 2018

Accounts receivable – Trade (note 6)	$47,273	$(303)	$46,970
Income taxes recoverable	$4,790	$50	$4,840
Total assets	$284,544	$(253)	$284,291

Retained earnings	$114,906	$(253)	$114,653
Shareholders’ equity	$177,921	$(253)	$177,668

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition, the company’s consolidated financial instruments are accounted for as follows under IFRS 9 as compared to the company’s previous accounting policy with IAS 39:

Financial assets	Classification – IAS 39	Classification – IFRS 9

Cash	Loans and receivables	Amortized cost
Short-term investments	Available for sale	Fair value through other comprehensive income
Accounts receivable	Loans and receivables	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Fair value through other comprehensive income

Financial liabilities

Bank loan	Other financial liabilities	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Other liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Forward exchange contracts	Derivatives used for hedging	Fair value through other comprehensive income

Hedge accounting

All existing hedge relationships that were designated as effective hedging relationships under IAS 39 were re-designated, and continue to qualify for hedge accounting under IFRS 9. The adoption of IFRS 9 did not change the application of hedge accounting for the company’s effective hedges.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. The company adopted this new standard on September 1, 2018 using the modified retrospective method. The company applied this standard retrospectively only to contracts that were not completed at the date of initial application.

The company concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the “right to use” the company’s intellectual property. The adoption of the new standard had no material impact on the company’s consolidated financial statements.

Foreign currency transactions and advance consideration

IFRIC 22, “Foreign Currency Transactions and Advance Consideration”, was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The company adopted this interpretation retrospectively on September 1, 2018, and its adoption did not have a material impact on its consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments, short-term investments and the contingent liability.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition under IFRS 15

The company exercises judgment and use estimates in connection with determining the amounts of product and services revenues to be recognized in each accounting period.

The company accounts for revenue once a legally enforceable contract with a customer has been approved by the parties and the related promises to transfer products or services have been identified. A contract is defined by the company as an arrangement with commercial substance identifying payment terms, each party’s rights and obligations regarding the products or services to be transferred and collection is probable. The company’s contracts usually take the form of a customer purchase order.

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract. The company derives revenues from goods and services. Sales of goods, which represent the majority of the sales of the company, consist of standalone hardware products, hardware products with embedded software that are essential to providing customers the intended functionality of the solutions, standalone software licenses, as well as hardware products bundled with a software license. Sales of services mainly consist of professional services, consulting, stand-ready software-as-a-service (SAAS), maintenance contracts, extended warranties, installation, integration and training. The company’s performance obligations consist of a variety of products and services.

Revenue is recognized when control of the products or services are transferred to the customers in an amount that reflects the consideration the company expects to be entitled to in exchange for products and services. Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer’s designated location. For ‘’right of use’’ software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For instances where software license is sold along with essential services, such as integration or installation, transfer of control occurs, and revenue is typically recognized upon customer acceptance. In certain instances, acceptance is deemed to have occurred if all acceptance provisions lapse, or if the company has evidence that all acceptance provisions will be, or have been, satisfied. Revenue from software and hardware support is recognized ratably over the support period. Support services generally include rights to unspecified upgrades (when and if available), telephone and internet-based support, updates, bug fixes and hardware repair and replacement. SAAS services are recognized ratably over the contract term.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

If the contract contains a single performance obligation, the entire transaction price is attributed to that performance obligation. Some of the company’s contracts include multiple distinct performance obligations with a combination of products and services, maintenance and support, professional services and/or training. The company allocates the transaction price among the performance obligations in an amount that depicts the relative standalone selling prices (SSP) of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. The company assesses SSP based on historical pricing for products and services, whether sold alone or as part of a multiple element transaction. The company reviews sales of the product and services elements on a regular basis and updates, when appropriate, its SSP for such elements to ensure that it reflects recent pricing experience.

Payments for products and services are typically due up front with payment terms of 30 to 90 days. However, the company has contracts pursuant to which payments are due over a certain period generally not exceeding one year based on agreed-upon payments terms either prior or following the transfer of control for the contracted performance obligations. Payments on multi-year maintenance, consulting services are typically due in annual, quarterly or monthly installments over the contract term. The company did not have any material variable consideration such as obligations for returns, refunds or warranties as at August 31, 2019.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the consolidated balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

Foreign currency translation

(a)	Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect on the date of the consolidated balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction, whereas non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

(b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the consolidated balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial assets at amortized cost

Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold assets to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Otherwise, they are classified at fair value through profit or loss through other comprehensive income.

Financial liabilities at amortized cost

Financial liabilities are measured at amortized cost.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are initially recognized at fair value plus transaction costs and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the consolidated statements of comprehensive income.

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

Forward exchange contracts are classified as financial instruments at fair value through other comprehensive income. They are initially recorded at fair value and subsequently measured at fair value. The fair value of forward exchange contracts is determined using observable prices and forward exchange rates at the consolidated balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon recognition of related hedged sales and operating expenses, accumulated changes in fair value of forward exchange contracts are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

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

Fair value hierarchy

The company classifies its derivative and non-derivative financial assets and financial liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in an active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly; and

Level 3:	Unobservable inputs for the asset or liability.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward foreign exchange rates at the balance sheet dates.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments can be hold to maturity or sold and are classified as financial assets at fair value through other comprehensive income; therefore, they are carried at fair value in the consolidated balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified from other comprehensive income to the consolidated statements of earnings.

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

The assets’ residual values and useful lives are reviewed at each financial year-end and are adjusted prospectively, if appropriate.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, “Intangible Assets’’, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses mainly comprise salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2018 and 2019, the company had not capitalized any development costs.

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

As at August 31, 2018 and 2019, all significant leases of the company were classified as operating leases.

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

Stock-based compensation

Equity-settled awards

The company’s stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in shareholders’ equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decisionmaker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2017, 2018 and 2019. Entity-wide disclosures are presented in note 22.

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

Tax credits are recorded if there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company’s non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 20).

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company’s CGUs is based on a market approach that relies on unobservable inputs based on valuation multiples and recent transactions for comparable assets or businesses, within the same industry. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. The company also considers the company’s value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests. Depending on the market evidence available, the company, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal, as well as the nature and magnitude of research and development activities carried out by the CGU. The discounted cash flow model involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(f)	Identification of performance obligations

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract.

Recently issued IFRS Pronouncements Not Yet Adopted

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, “Leases”, and related interpretations. Under IFRS 16, lessees will recognize a right-of-use asset and a lease liability measured at the present value of lease payments for virtually all of their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

The company will adopt this new standard on September 1, 2019, using the modified retrospective method, which does not require adjustments to comparative periods. The company will apply IFRS 16 at the adoption date and recognize right-of-use assets and lease liabilities in the period of adoption. The new standard provides a number of optional practical expedients in transition. Upon implementation of the new standard, the company intends to elect the practical expedients to combine lease and non-lease components, and to not recognize right-of-use assets and lease liabilities for short-term leases. The company is in the process of identifying appropriate changes to its accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16. The company expects that the adoption of IFRS 16 will increase its assets and liabilities by approximately $11 million, as it will recognize a right-of-use asset and a lease liability for all its long-term leases. However, the company does not expect the adoption of this standard to have a significant impact on net earnings. The lease expense, previously recorded under cost of sales, selling and administrative expenses and net research and development expenses line items will be recorded as depreciation expenses for the right-of-use asset and as interest expenses on the lease liability in the consolidated statements of earnings. In addition, lease payments for the right-of-use asset, previously reported in cash flow from operating activities will be reported in cash flow from financing activities in the consolidated statements of cash flows.

Uncertainty over income tax treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company will adopt this interpretation on September 1, 2019 and we do not expect its adoption will have a material impact on its consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Business Combinations

Fiscal 2018

Astellia S.A. (renamed EXFO Solutions S.A.S.) - Business combination achieved in stages

On September 8, 2017, the company acquired a 33.1% interest in Astellia S.A. (EXFO Solutions), a publicly traded company on the NYSE Euronext Paris stock exchange. EXFO Solutions is a provider of network and subscriber intelligence-enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8,567,500 (US$10,311,100).

On October 10, 2017, the company reached an agreement with EXFO Solutions to acquire EXFO Solutions’ remaining shares, at a share price of €10, for a total consideration of €17,321,380 (US$21,357,500) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, the company acquired additional interests of 6.0% and 1.2% respectively in EXFO Solutions at a purchase price of €10 per share for a total cash consideration of €1,878,610 (US$2,218,600), which brought the company’s investment in EXFO Solutions to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, the company acquired additional interest of 48.1% in EXFO Solutions at a purchase price of €10 per share for a total cash consideration of €12,452,090 (US$15,476,900), which brought the company’s investment in EXFO Solutions to 88.4% and provided the company with control over EXFO Solutions.

The company re-opened the public tender offer to acquire the remaining shares of EXFO Solutions from February 9, 2018 to February 22, 2018. During that period, the company acquired an additional interest of 8.9% in EXFO Solutions at a purchase price of €10 per share for a total cash consideration of €2,318,530 (US$2,841,400), which brought the company’s investment in EXFO Solutions to 97.3%.

Finally, on February 28, 2018, the company entered into a squeeze-out process to acquire the remaining 2.7% interest in EXFO Solutions at a share price of €10, for a total cash consideration of €672,150 (US$820,600). The binding terms of the squeeze-out process gave the company control over EXFO Solutions’ remaining shares as at February 28, 2018 and consequently, as of that date the company controlled 100% of EXFO Solutions’ shares.

The fair value of the total consideration paid for all shares of EXFO Solutions amounted to €25,888,880 (US$32,137,800) and consisted of €21,102,880 (US$26,241,000) in cash, net of EXFO Solutions’ cash of €4,786,000 (US$5,896,800) at the date of acquisition of control.

From September 8, 2017 to January 25, 2018, the investment in EXFO Solutions provided the company with significant influence over EXFO Solutions, and it was therefore accounted for under the equity method as required by IAS 28, “Investments in Associates and Joint Ventures”. Under this method, on initial recognition this investment was recognized at cost, and the carrying amount decreased to recognize the company’s share of the net loss of EXFO Solutions after the acquisition date. Included in the consolidated statement of earnings for the year ended August 31, 2018 is an equity loss pick-up of $2,079,800.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Upon the acquisition of an additional 48.1% interest in EXFO Solutions on January 26, 2018 (the “acquisition date”), the acquisition has been considered a business combination, and the acquisition was accounted for by applying the acquisition method as required by IFRS 3, “Business Combinations”, and the requirements of IFRS 10, “Consolidated Financial Statements”. Consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management’s estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since January 26, 2018. The company recognized the non-controlling interest in EXFO Solutions at fair value. At the acquisition date, the carrying value of the 40.3% interest in EXFO Solutions held prior to the business combination was re-measured at fair value, that is, €10 per share, and was deemed to have been disposed of on that date. This acquisition-date re‑measurement and deemed disposal resulted in a gain of $2,079,800 that was accounted for in the consolidated statement of earnings for the year ended August 31, 2018.

In addition, upon the successive acquisitions of the non-controlling interest in February 2018, the company recorded a gain in the amount of $352,000 in shareholders’ equity, representing the excess of the carrying value of the non-controlling interest and the purchase price paid.

The following table summarizes EXFO Solutions’ contributed sales and net loss attributable to the parent interest for the period from January 26, 2018 to August 31, 2018:

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

Acquired goodwill mainly represents synergies with the company’s products as well as EXFO Solutions’ acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill was allocated to the EXFO Solutions CGU up to August 31, 2018. Since then, it has been allocated to the service assurance, systems and services CGU (note 9).

The functional currency of EXFO Solutions is the euro and as such it is considered a foreign operation. The financial operations of EXFO Solutions are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders’ equity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Yenista Optics S.A.S. (renamed EXFO Optics S.A.S.)

On October 2, 2017, the company acquired all issued and outstanding shares of Yenista Optics S.A.S. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9,400,000 (US$11,052,000) and consisted of €8,114,000 (US$9,540,000) in cash, net of EXFO Optics’ cash of €1,286,000 (US$1,512,000) at the acquisition date.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, “Business Combinations”, and the requirements of IFRS 10, “Consolidated Financial Statements”; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management’s estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 2, 2017, being the acquisition date.

The fair value of the total consideration was allocated based on an estimate of the fair value of acquired net assets at the date of acquisition as follows:

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

Acquired goodwill mainly represents synergies with the company’s products as well as EXFO Optics’ acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the EXFO Optics CGU (note 9).

The functional currency of EXFO Optics is the euro, and, as such, it is considered a foreign operation. The financial operations of EXFO Optics are translated into Canadian dollars as follows: assets and liabilities were translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders’ equity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In connection with business combinations completed in fiscal 2018, the company incurred acquisition-related costs of $2,484,000, of which $2,236,000 were presented in selling and administrative expenses and $248,000 were presented in interest and other expense.

4	Restructuring Charges

Fiscal 2018

In August 2018, the company implemented a restructuring plan to accelerate the integration of its acquired monitoring and analytics technologies from EXFO Solutions and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

This plan resulted in expenses mainly comprising severance expenses, costs for remaining non-cancellable operating leases, writeoff of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, the company recorded severance expenses of $2,072,000, costs for remaining non‑cancelable operating lease of $1,137,000, writeoff of research and development income tax credits of $1,200,000 and impairment of long-lived assets of $150,000, net of related income taxes of $1,150,000, for total after-tax restructuring charges of $3,409,000. The additional restructuring charges of $3,305,000, and related income taxes of $63,000, for total after-tax restructuring charges of $3,242,000 (note 18), was recorded in fiscal 2019. Restructuring charges in fiscal 2019 comprised severance expenses and were part of the fiscal 2018 restructuring plan.

In fiscal 2019, as part of this restructuring plan and the shutdown of its facilities in Toronto, Canada, the company sold one of its buildings for net proceeds of $3,318,000. The transaction resulted in a pre-tax gain of $1,732,000 that was recorded in the consolidated statement of earnings for the year ended August 31, 2019.

In addition, in fiscal 2019, as part of this restructuring plan and the shutdown of some of its facilities in the United States, the company transferred the ownership of certain intellectual properties held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2,383,000 in fiscal 2019 as the recovery of this asset is probable. This deferred income tax recovery was recorded in the consolidated statement of earnings for the year ended August 31, 2019.

The following tables summarize changes in restructuring accrual during the years ended August 31, 2018 and 2019:

	Years ended August 31,
	2019	2018

Balance – Beginning of year	$3,167	$2,477
Addition	3,305	3,209
Payments	(5,339)	(2,052)
Reversal	–	(467)
Balance – End of year (note 11)	$1,133	$3,167

Fiscal 2017

In May 2017, the company implemented a restructuring plan to streamline its passive monitoring solutions portfolio. This plan resulted in severance expenses of $4,049,000 and inventory writeoffs of $1,030,000, for total restructuring charges of $5,079,000 during the year. All expenses related to this plan were fully paid as at August 31, 2018.

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

No changes were made to the objectives and policies during the years ended August 31, 2018 and 2019.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $225,271,000 and $224,075,000 as at August 31, 2018 and 2019 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2019

	Amortized cost	Fair value through other comprehensive income	Total

Financial assets
Cash	$16,518	$–	$16,518
Short-term investments	$–	$2,918	$2,918
Accounts receivable	$54,834	$–	$54,834
Forward exchange contracts	$–	$79	$79
Financial liabilities
Bank loan	$5,000	$–	$5,000
Accounts payable and accrued liabilities	$49,945	$–	$49,945
Other liabilities	$1,606	$–	$1,606
Long-term debt	$5,742	$–	$5,742
Forward exchange contracts	$–	$1,057	$1,057

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2018 – IAS 39

	Loans and receivables	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$12,758	$–	$–	$–	$12,758
Short-term investments	$–	$2,282	$–	$–	$2,282
Accounts receivable	$46,955	$–	$–	$–	$46,955
Other assets	$352	$–	$–	$–	$352
Forward exchange contracts	$–	$–	$–	$318	$318
Financial liabilities
Bank loan	$–	$–	$10,692	$–	$10,692
Accounts payable and accrued liabilities	$–	$–	$47,308	$–	$47,308
Other liabilities	$–	$–	$3,197	$–	$3,197
Long-term debt	$–	$–	$8,828	$–	$8,828
Forward exchange contracts	$–	$–	$–	$807	$807

Fair value

Cash, accounts receivable, bank loan, accounts payable and accrued liabilities and other liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of the long-term debt amounted to $8,879,000 and $5,644,000 as at August 31, 2018 and 2019.

The fair value of derivative and non-derivative financial assets and financial liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2019		As at August 31, 2018
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$2,918	$–	$2,282	$–
Forward exchange contracts	$–	$79	$–	$318

Financial liabilities
Forward exchange contracts	$–	$1,057	$–	$807

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

As at August 31, 2018 and 2019, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2018
September 2018 to August 2019	$26,400	1.3029
September 2019 to August 2020	15,700	1.2756
September 2020 to May 2021	3,700	1.2703
Total	$45,800	1.2909

As at August 31, 2019
September 2019 to August 2020	$35,500	1.3013
September 2020 to August 2021	19,900	1.3107
September 2021 to July 2022	6,000	1.3216
Total	$61,400	1.3063

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2018
September 2018 to May 2019	$4,600	67.68

As at August 31, 2019
September 2019 to August 2020	$3,500	71.48

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2019, forward exchange contracts in the amount of $79,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $845,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $212,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $167,000, included in other accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

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

Based on the portfolio of forward exchange contracts as at August 31, 2019, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $599,000.

For the years ended August 31, 2017, 2018 and 2019, the company recorded within its sales the following foreign exchange gains (losses) on forward exchange contracts:

	Years ended August 31,
	2019	2018	2017

Gains (losses) on forward exchange contracts	$(591)	$875	$(468)

The following table summarizes significant derivative and non-derivative financial assets and financial liabilities that are subject to currency risk as at August 31, 2018 and 2019 and for which such risk is charged to earnings:

	As at August 31,
	2019		2018

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$5,531	€3,129	$2,790	€3,352
Accounts receivable	30,451	6,389	30,306	3,787
	35,982	9,518	33,096	7,139
Financial liabilities
Bank loan	5,000	–	7,197	3,000
Accounts payable and accrued liabilities	12,563	2,218	13,017	2,107
Forward exchange contracts (nominal value)	5,800	–	5,000	–
	23,363	2,218	25,214	5,107
Net exposure	$12,619	€7,300	$7,882	€2,032

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $45,800,000 and $61,400,000 as at August 31, 2018 and 2019 respectively for which the currency risk is charged to other comprehensive income.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The value of the Canadian dollar compared to the US dollar was CA$1.3055 = US$1.00 and CA$1.3294 = US$1.00 as at August 31, 2018 and 2019 respectively.

The value of the Canadian dollar compared to the euro was CA$1.5210 = €1.00 and CA$1.4672 = €1.00 as at August 31, 2018 and 2019 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and financial liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2018 and 2019:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $844,000, or $0.02 per diluted share, and $1,166,000, or $0.02 per diluted share, as at August 31, 2018 and 2019 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $335,000, or $0.01 per diluted share, and $769,000 or $0.01 per diluted share, as at August 31, 2018 and 2019 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,956,000 and $4,072,000 as at August 31, 2018 and 2019 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and financial liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, and except for those of foreign operations, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company’s balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of the company’s cost of sales and operating expenses are denominated in Canadian dollars, euros, British pounds and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments, bank loan and long-term debt.

The company analyzes its interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net earnings and comprehensive income.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Short-term investments

Short-term investments consist of the following:

	As at August 31,
	2019	2018

Term deposits denominated in Indian rupees, bearing interest at annual rates of 5.0% to 6.8% in 2018 and 5.1% to 7.0% in 2019, maturing on different dates between October 2018 and August 2019 in 2018 and September 2019 and May 2020 in 2019	$2,548	$1,909
Other	370	373
	$2,918	$2,282

Due to their short-term maturity, the company’s short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company’s short-term investments, all of which are classified as financial assets at fair value through other comprehensive income, is recorded in the consolidated statements of comprehensive income.

Other financial instruments

Short-term other liabilities bear interest at EURIBOR, plus a margin. Accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and financial liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2019, the company’s short-term investments consist of debt instruments issued by high-credit-quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company’s cash and forward exchange contracts are held with or issued by high-credit-quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

The company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and contract assets. To measure the expected credit losses, trade accounts receivable and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade accounts receivable for the same type of contracts. The company has therefore concluded that the expected loss rates for trade accounts receivable are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period of 60 months. The historical loss rates are adjusted to reflect current and forward-looking information on economic factors affecting the ability of the customers to settle the accounts receivable.

For the years ended August 31, 2018 and 2019, no customer represented more than 10% of sales. For the year ended August 31, 2017, the company’s top customer represented 10.1% of sales.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2019	2018

Current	$39,054	$34,344
Past due, 0 to 30 days	3,529	6,011
Past due, 31 to 60 days	2,006	2,556
Past due, more than 60 days	6,928	4,362
	$51,517	$47,273

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2019	2018

Balance – Beginning of year	$772	$2,960
IFRS 9 adoption initial adjustment (note 2)	303	–
Addition charged to earnings	864	834
Writeoff of uncollectible accounts and reversal	(404)	(3,022)
Balance – End of year	$1,535	$772

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2019
	No later than one year	Later than 1 year and no later than 5 years	Later than 5 years

Bank loan	$5,000	$–	$–
Accounts payable and accrued liabilities	49,945	–	–
Forward exchange contracts
Outflow	39,000	25,900	–
Inflow	(38,252)	(25,585)	–
Long-term debt	2,449	3,237	56
Other liabilities	1,606	–	–
Total	$59,748	$3,552	$56

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2018
	No later than one year	Later than 1 year and no later than 5 years	Later than 5 years

Bank loan	$10,692	$–	$–
Accounts payable and accrued liabilities	47,308	–	–
Forward exchange contracts
Outflow	31,000	19,400	–
Inflow	(30,738)	(18,940)	–
Long-term debt	2,921	5,745	162
Other liabilities	3,197	–	–
Total	$64,380	$6,205	$162

As at August 31, 2019, the company had $19,436,000 in cash and short-term investments and $54,913,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $56,496,000 for working capital and general corporate purposes, including potential acquisitions as well as unused lines of credit totaling $21,948,000 for foreign currency exposure related to its forward exchange contracts (note 10).

7	Inventories

	As at August 31,
	2019	2018

Raw materials	$24,115	$24,561
Work in progress	1,009	869
Finished goods	12,893	13,159
	$38,017	$38,589

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $98,503,000, $116,923,000 and $127,725,000 for the years ended August 31, 2017, 2018 and 2019 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 18).

Inventory writedown amounted to $3,259,000, $2,541,000 and $3,270,000 for the years ended August 31, 2017, 2018 and 2019 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2017	$4,522	$31,951	$35,574	$3,048	$75,095
Additions	17	3,048	5,677	46	8,788
Business combinations (note 3)	–	–	3,105	263	3,368
Disposals	–	(1,413)	(3,651)	(175)	(5,239)
Foreign currency translation adjustment	(180)	(1,240)	(1,617)	(134)	(3,171)
Cost as at August 31, 2018	4,359	32,346	39,088	3,048	78,841
Additions	–	1,116	3,700	164	4,980
Disposals	(192)	(3,378)	(4,623)	(164)	(8,357)
Foreign currency translation adjustment	(76)	(592)	(1,329)	(153)	(2,150)
Cost as at August 31, 2019	$4,091	$29,492	$36,836	$2,895	$73,314

Accumulated depreciation as at September 1, 2017	$1,295	$7,333	$25,207	$1,128	$34,963
Depreciation for the year	48	604	4,420	372	5,444
Disposals	–	(994)	(3,440)	(30)	(4,464)
Foreign currency translation adjustment	(53)	(282)	(1,024)	(53)	(1,412)
Accumulated depreciation as at August 31, 2018	1,290	6,661	25,163	1,417	34,531
Depreciation for the year	47	667	4,391	364	5,469
Disposals	–	(1,452)	(3,673)	(114)	(5,239)
Foreign currency translation adjustment	(53)	(120)	(602)	(36)	(811)
Accumulated depreciation as at August 31, 2019	$1,284	$5,756	$25,279	$1,631	$33,950

Net carrying value as at:
August 31, 2018	$3,069	$25,685	$13,925	$1,631	$44,310
August 31, 2019	$2,807	$23,736	$11,557	$1,264	$39,364

As at August 31, 2018 and 2019, unpaid additions to property, plant and equipment amounted to $1,788,000 and $894,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	In-process research and development	Brand name	Software	Total

Cost as at September 1, 2017	$12,893	$1,689	$–	$–	$11,901	$26,483
Additions	89	–	–	–	3,049	3,138
Business combinations (note 3)	16,555	9,192	305	846	630	27,528
Disposal	(60)	–	–	–	(2,474)	(2,534)
Foreign currency translation adjustment	(1,419)	(590)	(13)	(50)	(446)	(2,518)
Cost as at August 31, 2018	28,058	10,291	292	796	12,660	52,097
Additions	363	–	–	–	1,719	2,082
Disposal	(27)	–	(293)	–	(222)	(542)
Foreign currency translation adjustment	(1,955)	(618)	1	(46)	(240)	(2,858)
Cost as at August 31, 2019	$26,439	$9,673	$–	$750	$13,917	$50,779

Accumulated amortization as at September 1, 2017	$5,130	$169	$–	$–	$10,001	$15,300
Amortization for the year	4,878	3,949	–	519	981	10,327
Disposal	(45)	–	–	–	(2,462)	(2,507)
Foreign currency translation adjustment	(353)	(185)	–	(7)	(344)	(889)
Accumulated amortization as at August 31, 2018	9,610	3,933	–	512	8,176	22,231
Amortization for the year	4,926	2,372	–	284	1,430	9,012
Disposal	(19)	–	–	–	(219)	(238)
Foreign currency translation adjustment	(1,080)	(424)	–	(46)	(330)	(1,880)
Accumulated amortization as at August 31, 2019	$13,437	$5,881	$–	$750	$9,057	$29,125

Net carrying value as at:
August 31, 2018	$18,448	$6,358	$292	$284	$4,484	$29,866
August 31, 2019	$13,002	$3,792	$–	$–	$4,860	$21,654

Remaining amortization period as at August 31, 2019	4 years	2 years	–	–	3 years

Goodwill

	Years ended August 31,
	2019	2018

Balance – Beginning of year	$39,892	$35,077
Business combinations (note 3)	–	5,931
Foreign currency translation adjustment	(1,244)	(1,116)
Balance – End of year	$38,648	$39,892

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the fourth quarter of fiscal 2018 and 2019, the company performed its annual goodwill impairment test for all CGUs.

Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

	As at August 31,
	2019	2018

EXFO CGU	$12,949	$13,185
EXFO Optics CGU (note 3)	3,376	3,562
Service assurance, systems and services CGU	22,323	–
Brix CGU	–	13,327
Ontology CGU (note 3)	–	7,471
EXFO Solutions CGU (note 3)	–	2,347
Total	$38,648	$39,892

Prior to fiscal 2019, the Brix, Ontology and EXFO Solutions CGUs have been identified as three separate CGUs for goodwill impairment testing as they represented the lowest level at which the goodwill was monitored for internal management purposes, and the smallest group of assets that generated cash inflows that were largely independent of the cash inflows from other CGUs.

However, at the end of August 2018, management implemented a restructuring plan to fast-track the integration of newly acquired EXFO Solutions’ and Ontology’s technologies with those of the company’s service assurance on a common monitoring and analytics platform to better position the company’s offering and reduce its costs (note 4).

Consequently, starting September 1, 2018, following the announcement of this plan, all future operating and investing decisions related to these three CGUs have been aligned with the restructuring plan and related goodwill, previously allocated to each of these three CGUs, has been monitored for internal management purposes on a combined basis under the Service assurance, systems and services (SASS) CGU, which represented the smallest group of assets that would generate future cash inflows that would largely be independent of the cash inflows from the other CGUs.

In fiscal 2018, the goodwill impairment test had been performed closely to the date of the goodwill reallocation from the Brix, Ontology and EXFO Solutions’ CGUs to the SASS CGU, and the goodwill of each of the three CGUs was not impaired. Consequently, no goodwill impairment test was performed on the date of goodwill reallocation to the combined CGU.

In performing the fiscal 2019 goodwill impairment review of its CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of its CGUs, the company used a market approach, which is based on sales multiples within the range of 1.0 to 7.6 times sales for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the company’s CGUs. In addition, for the SASS CGU, the company also used a liquidation approach based on the level of research and development expenses incurred over the last two years.

As at August 31, 2019, the recoverable amount for all CGUs exceeded their carrying value.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Credit Facilities

The company has revolving credit facilities of up to CA$70,000,000 (US$52,655,000) and US$9,000,000. These credit facilities are used to finance working capital and for other general corporate purposes. The Canadian dollar revolving credit facility bears interest at the Canadian prime rate or LIBOR, plus a margin, and the US dollar revolving credit facility bears interest at the US prime rate or LIBOR plus a margin. These revolving credit facilities are secured by a movable mortgage over the universality of the company’s Canadian movable assets, present and future, as well as over the universality of movable assets, present and future, of certain US and UK subsidiaries. The company is subject to covenants under this credit facility that were met as at August 31, 2019. As at August 31, 2019, an amount of $5,433,000 was drawn from these credit facilities for the bank loan of $5,000,000 and letters of guarantee of $433,000.

The company also has credit facilities of up to €500,000 (US$552,000) for which an amount of €251,000 (US$277,000) was drawn from these lines of credit for letters of guarantee. These credit facilities are unsecured and bear interest at EURIBOR, plus a margin.

In addition, the company has lines of credit totaling $26,179,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 6). As at August 31, 2019, an amount of $5,818,000 was reserved from these lines of credit.

Finally, the company has a line of credit of INR128,571,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 6). As at August 31, 2019, an amount of INR15,214,000 (US$213,000) was reserved from this line of credit.

11	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2019	2018

Trade	$27,996	$26,052
Salaries and social benefits	19,716	18,101
Forward exchange contracts (note 6)	845	590
Other	2,233	3,155
	$50,790	$47,898

Provisions

	As at August 31,
	2019	2018

Warranty	$356	$417
Restructuring charges (note 4)	1,133	3,167
Other	2,313	1,717
	$3,802	$5,301

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12	Long-Term Debt

As part of the acquisitions of EXFO Optics and EXFO Solutions, the company assumed long-term debt (note 3).

	As at August 31,
	2019	2018

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$866	$883
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi‑annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between December 2018 and September 2023 in 2018 and March 2020 and September 2023 in 2019	3,111	4,853
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 2.0%, maturing at different dates between December 2018 and August 2022 in 2018 and April 2020 and August 2022 in 2019	459	828
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	1,306	2,264

	5,742	8,828
Current portion of long-term debt	2,449	2,921
	$3,293	$5,907

The company is subject to certain covenants under its long-term debt that were met as at August 31, 2019.

Principal repayments of long-term debt over the forthcoming years are as follows as at August 31, 2019:

No later than one year	$2,449
Later than one year and no later than five years	3,237
Later than five years	56
$5,742

13	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2024. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2019	2018

No later than 1 year	$2,895	$3,365
Later than 1 year and no later than 5 years	6,323	9,519
Later than 5 years	23	502
	$9,241	$13,386

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the years ended August 31, 2017, 2018 and 2019, rental expenses under operating leases amounted to $2,945,000, $3,884,000 and $4,026,000 respectively.

The company also entered into license agreements for certain intellectual property which expire at various dates through 2022:

	As at August 31,
	2019	2018

No later than 1 year	$2,289	$1,492
Later than 1 year and no later than 5 years	2,444	1,982
	$4,733	$3,474

14	Share Capital

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the company’s share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2016	31,643,000	$1	21,917,942	$85,515	$85,516

Issuance of share capital	–	–	793,070	3,490	3,490
Redemption of restricted share units (note 16)	–	–	327,859	–	–
Redemption of deferred share units (note 16)	–	–	29,906	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,405	1,405
Balance as at August 31, 2017	31,643,000	1	23,068,777	90,410	90,411

Redemption of restricted share units (note 16)	–	–	345,883	–	–
Redemption of deferred share units (note 16)	–	–	58,335	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,526	1,526

Balance as at August 31, 2018	31,643,000	1	23,472,995	91,936	91,937

Redemption of restricted share units (note 16)	–	–	317,072	–	–
Redemption of share capital	–	–	(86,392)	(337)	(337)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,106	1,106

Balance as at August 31, 2019	31,643,000	$1	23,703,675	$92,705	$92,706
a)
On January 8, 2019, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issued bid on the open market of up to 6.3% of the issued and outstanding subordinate voting shares, representing 1,200,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2019 and will end on January 13, 2020 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2016	$(49,136)	$562	$(48,574)
Foreign currency translation adjustment	8,262	–	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	1,347	1,347

Balance as at August 31, 2017	(40,874)	1,909	(38,965)
Foreign currency translation adjustment	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	(1,894)	(1,894)

Balance as at August 31, 2018	(47,365)	15	(47,350)
Foreign currency translation adjustment	(4,177)	–	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	16	16

Balance as at August 31, 2019	$(51,542)	$31	$(51,511)

16	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2017, 2018 and 2019:

	Years ended August 31,
	2019	2018	2017

Stock-based compensation costs arising from equity-settled awards	$1,849	$1,770	$1,439
Stock-based compensation costs arising from cash-settled awards	(18)	(22)	38
	$1,831	$1,748	$1,477

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. Up to January 2019, the plan included stock options and restricted share units. On January 2019, the plan was amended to include performance share units. The plan was approved by the shareholders of the company.

Stock options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2018 and 2019, the company had no outstanding or exercisable stock options.

Restricted share units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2017, 2018 and 2019:

	Years ended August 31,
	2019	2018	2017

Outstanding – Beginning of year	1,615,152	1,611,330	1,551,555
Granted	632,931	420,621	527,143
Redeemed	(317,072)	(345,883)	(327,859)
Forfeited	(94,565)	(70,916)	(139,509)
Outstanding – End of year	1,836,446	1,615,152	1,611,330

None of the RSUs outstanding as at August 31, 2018 and 2019 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2017, 2018 and 2019 amounted to $4.54, $4.22 and $3.30 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2017, 2018 and 2019, was $4.55, $4.19 and $3.20 respectively.

Performance share units (PSUs)

PSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of PSUs equals the market price of the common shares on the date of grant. The ultimate number of PSUs to be granted is subject to the attainment of targets on the vesting date. As at August 31, 2019, the company had no outstanding PSUs.

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

The following table summarizes DSU activity for the years ended August 31, 2017, 2018 and 2019:

	Years ended August 31,
	2019	2018	2017

Outstanding – Beginning of year	181,689	174,279	159,127
Granted	69,818	65,745	45,058
Redeemed	–	(58,335)	(29,906)
Outstanding – End of year	251,507	181,689	174,279

As at August 31, 2017, 2018 and 2019, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2017, 2018 and 2019 amounted to $4.53, $4.10 and $3.64 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2017 and 2018 was $5.02 and $4.29 respectively.

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

The liability arising from stock appreciation rights as at August 31, 2018 and 2019 amounted to $93,000 and $77,000 respectively and is recorded in accounts payable and accrued liabilities in the consolidated balance sheets. Stock appreciation rights are immaterial to the company’s consolidated financial statements.

17	Related-Party Disclosures

Ultimate controlling shareholder

Mr. Germain Lamonde, the company’s Executive Chairman, is the company’s ultimate controlling shareholder.

Compensation of key management personnel

	Years ended August 31,
	2019	2018	2017

Salaries and short-term employee benefits	$4,029	$3,985	$3,715
Stock-based compensation costs	1,175	1,047	775
	$5,204	$5,032	$4,490

Key management personnel includes senior management and directors.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Statements of Earnings

Sales

Sales are as follows:

	Years ended August 31,
	2019	2018	2017

Test and measurement	$204,693	$197,423	$193,863
Service assurance, systems and services	82,788	71,248	49,906
Foreign exchange gains (losses) on forward exchange contracts	(591)	875	(468)
Total sales for the year	$286,890	$269,546	$243,301

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2019	2018	2017

Gross research and development expenses	$57,972	$65,243	$53,124
Research and development tax credits and grants	(7,419)	(8,089)	(5,956)
Net research and development expenses for the year	$50,553	$57,154	$47,168

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2019	2018	2017

Cost of sales
Depreciation of property, plant and equipment	$1,862	$2,077	$1,522
Amortization of intangible assets	7,186	9,212	2,652
	9,048	11,289	4,174

Selling and administrative expenses
Depreciation of property, plant and equipment	1,354	902	530
Amortization of intangible assets	1,043	592	251
	2,397	1,494	781

Net research and development expenses
Depreciation of property, plant and equipment	2,253	2,465	1,850
Amortization of intangible assets	783	523	386
	3,036	2,988	2,236
	$14,481	$15,771	$7,191

Depreciation of property, plant and equipment	$5,469	$5,444	$3,902
Amortization of intangible assets	9,012	10,327	3,289
Total depreciation and amortization expenses for the year	$14,481	$15,771	$7,191

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2019	2018	2017

Salaries and benefits	$136,059	$134,453	$115,832
Restructuring charges	3,305	2,072	3,509
Stock-based compensation costs	1,831	1,748	1,414
Total employee compensation for the year	$141,195	$138,273	$120,755

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2019	2018	2017

Cost of sales	$304	$517	$1,697
Selling and administrative expenses	495	673	1,150
Net research and development costs	2,506	3,219	2,232
Interest and other expense	–	150	–
Income taxes	(63)	(1,150)	–
Total restructuring charges for the year	$3,242	$3,409	$5,079

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2019	2018	2017

Cost of sales	$136	$143	$121
Selling and administrative expenses	1,375	1,217	1,052
Net research and development expenses	320	388	304
Total stock-based compensation costs for the year	$1,831	$1,748	$1,477

19	Other Disclosures

Other assets

As at August 31, 2018 and 2019, the carrying value of contract assets amounted to $2,279,000 and $3,083,000 respectively and were presented in other current assets in the consolidated balance sheets. Contract assets represent unbilled work in progress.

Deferred revenue

As at August 31, 2019, the company had total deferred revenue of $33,478,000, which represents the aggregate total contract price allocated to undelivered performance obligations. The company expects to recognize $24,422,000 of this amount during the next 12 months and expects to recognize the remaining $9,056,000 thereafter.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company expects that the amount of deferred revenue will change from quarter to quarter for several reasons, including the specific timing, duration and size of large customer support and service agreements, varying billing cycles of such agreements, the specific timing of customer renewals, and foreign currency fluctuations. The company did not have any significant financing components, variable consideration or performance obligations satisfied in a prior period recognized during the year ended August 31, 2019.

During the year ended August 31, 2019, sales include an amount of $16,556,000 that was included in the carrying value of deferred revenue as at August 31, 2018.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees’ contributions up to a maximum of 4% of an employee’s gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2017, 2018 and 2019, amounted to $1,571,000, $1,610,000 and $1,592,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2017, 2018 and 2019, the company recorded cash contributions and expenses totaling $630,000, $591,000 and $460,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

20	Income Taxes

The reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Years ended August 31,
	2019	2018	2017

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$774	$(1,775)	$2,014

Increase (decrease) due to:
Foreign income/loss taxed at different rates	13	452	(900)
Non-deductible loss (non-taxable income)	10	(69)	(245)
Non-deductible expenses	594	1,285	981
Change in tax rates	–	167	(10)
Effect of the US tax reform (1)	–	1,528	–
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	63	(16)	176
Recognition of previously unrecognized deferred income tax assets (note 4)	(2,383)	(560)	–
Utilization of previously unrecognized deferred income tax assets	(964)	(627)	(46)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	5,761	6,100	4,659
Other	1,478	(807)	(21)
Income tax provision for the year	$5,346	$5,678	$6,608

(1)
On December 22, 2017, the US tax reform (“Tax Cuts and Jobs Act”) was substantively enacted and reduces the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on management’s estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, the company recorded a deferred income tax expense of $1,528,000 in the consolidated statement of earnings for the year ended August 31, 2018 to account for the effect of this substantively enacted tax rate.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Years ended August 31,
	2019	2018	2017

The income tax provision consists of the following:

Current
Current income taxes	$7,449	$4,310	$5,554

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(4,517)	(3,545)	(3,559)
Benefit arising from previously unrecognized tax losses and deductible temporary differences	(2,383)	(560)	–
Utilization of previously unrecognized deferred income tax assets	(964)	(627)	(46)
	(7,864)	(4,732)	(3,605)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	5,761	6,100	4,659
	(2,103)	1,368	1,054
Income tax provision for the year	$5,346	$5,678	$6,608

The changes in deferred income tax assets and liabilities for the year ended August 31, 2018 are as follows:

	Balance as at September 1, 2017	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Business combinations	Foreign currency translation adjustment	Balance as at August 31, 2018

Deferred income tax assets
Long-lived assets	$1,802	$200	$–	$–	$(77)	$1,925
Provisions and accruals	3,772	(250)	554	–	(113)	3,963
Deferred revenue	2,890	(101)	–	–	(73)	2,716
Research and development expenses	2,731	(101)	–	–	(106)	2,524
Losses carried forward	4,241	(2,633)	–	3,687	(222)	5,073

Deferred income tax liabilities
Long-lived assets	(1,002)	1,903	–	(7,889)	527	(6,461)
Research and development tax credits	(10,995)	(386)	–	–	445	(10,936)
Total	$3,439	$(1,368)	$554	$(4,202)	$381	$(1,196)

Classified as follows:
Deferred income tax assets	$6,555					$4,714
Deferred income tax liabilities	(3,116)					(5,910)
	$3,439					$(1,196)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2019 are as follows:

	Balance as at September 1, 2018	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2019

Deferred income tax assets
Long-lived assets	$1,925	$2,695	$–	$(52)	$4,568
Provisions and accruals	3,963	446	67	15	4,491
Deferred revenue	2,716	490	–	(36)	3,170
Research and development expenses	2,524	(149)	–	(45)	2,330
Losses carried forward	5,073	(2,751)	–	(176)	2,146

Deferred income tax liabilities
Long-lived assets	(6,461)	1,710	–	345	(4,406)
Research and development tax credits	(10,936)	(338)	–	198	(11,076)
Total	$(1,196)	$2,103	$67	$249	$1,223

Classified as follows:
Deferred income tax assets	$4,714				$4,821
Deferred income tax liabilities	(5,910)				(3,598)
	$(1,196)				$1,223

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses are as follows:

	As at August 31,
	2019	2018

Temporary deductible differences	$241	$1,435
Losses carried forward	39,721	42,361
	$39,962	$43,796

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2019, the year of expiry of operating losses for which no deferred income tax assets were recognized in the consolidated balance sheet are as follows, presented by tax jurisdiction:

Year of expiry	Finland	France	Spain	United States	United Kingdom

2020	$3,397	$–	$–	$–	$–
2021	6,345	–	–	1,958	–
2022	11,001	–	–	7,435	–
2023	7,127	–	–	1,972	–
2024	5,502	–	–	1,351	–
2025	6,859	–	–	1,351	–
2026	235	–	–	1,351	–
2027	1,425	–	–	1,351	–
2028	–	–	–	2,447	–
2030	–	–	–	2,713	–
2031	–	–	–	109	–
2033	–	–	–	4,681	–
2034	–	–	–	4,851	–
2035	–	–	–	2,616	–
2036	–	–	–	8,501	–
2037	–	–	–	9,660	–
2038	–	–	–	7,997	–
Indefinite	–	35,839	6,100	–	4,461
	$41,891	$35,839	$6,100	$60,344	$4,461

Furthermore, as at August 31, 2019, the company had available capital losses in Canada amounting to $49,363,000 (CA$65,622,000) at the federal level and $52,545,000 (CA$69,853,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2019, non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $38,947,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $260,000,000 (CA$345,000,000) in pre-tax earnings at the Canadian federal level. In order to generate $260,000,000 in pre-tax earnings at the Canadian federal level over the estimated recovery period of 16 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 1%, which the company believes is probable. The company’s non-refundable research and development tax credits can be carried forward over a 20-year period.

As at August 31, 2019, no income taxes were recognized on taxable temporary differences of $23,111,000; such taxes would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

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

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2019	2018	2017

Basic weighted average number of shares outstanding (000’s)	55,325	54,998	54,423
Plus dilutive effect of (000’s):
Restricted share units	–	–	979
Deferred share units	–	–	153
Diluted weighted average number of shares outstanding (000’s)	55,325	54,998	55,555

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	1,701	1,799	–

For the years ended August 31, 2018 and 2019, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

22	Segment Information

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2019	2018	2017

United States	$106,607	$100,225	$97,186
Canada	15,913	18,425	22,586
Other	21,391	16,743	14,951
Americas	143,911	135,393	134,723

United Kingdom	16,438	17,508	11,799
Other	76,285	67,169	50,302
Europe, Middle East and Africa	92,723	84,677	62,101

China	27,620	20,724	22,312
Other	22,636	28,752	24,165
Asia-Pacific	50,256	49,476	46,477
	$286,890	$269,546	$243,301

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2019			As at August 31, 2018

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$29,517	$5,675	$17,487	$32,107	$5,668	$4,481
United States	7	–	–	1,677	435	13,327
Finland	331	446	8,547	473	380	8,704
France	1,896	12,788	5,600	2,401	19,330	5,909
United Kingdom	640	2,706	7,014	755	4,005	7,471
India	4,249	23	–	4,021	28	–
China	2,667	16	–	2,822	20	–
Other	57	–	–	54	–	–
	$39,364	$21,654	$38,648	$44,310	$29,866	$39,892