Form 20-F
period 2020-08-31
EXFO INC.
filed 2020-11-25
CIK 1116284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2020; or

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

None
(Title of Class)

As of August 31, 2020, the registrant had 24,060,766 Subordinate Voting Shares outstanding and 31,643,000 Multiple Voting Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes □        No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes □        No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No □

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒       No □

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer □	Accelerated filer ☒	Non-accelerated filer □
Emerging growth company □

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP □	International Financial Reporting Standards as issued by ☒ the International Accounting Standards Board	Other □

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).
Yes □        No  ☒

PART I.
Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
A.	Selected Financial Data
B.	Capitalization and Indebtedness
C.	Reasons for the Offer and Use of Proceeds
D.	Risk Factors
Item 4.	Information on the Company
A.	History and Development of the Company
B.	Business Overview
C.	Organizational Structure
D.	Property, Plant and Equipment
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
B.	Compensation
C.	Board Practices
D.	Employees
E.	Share Ownership
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
B.	Related Party Transactions
C.	Interests of Experts and Counsel
Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information
B.	Significant Changes
Item 9.	The Offer and Listing
A.	Offer and Listing Details
C.	Markets

Item 10.	Additional Information
A.	Share Capital
B.	Memorandum and Articles of Association
C.	Material Contracts
D.	Exchange Controls
E.	Taxation
F.	Dividends and Paying Agents
G.	Statement by Experts
H.	Documents on Display
I.	Subsidiary Information
Item 11.	Qualitative and Quantitative Disclosures about Market Risk
Item 12.	Description of Securities Other than Equity Securities
PART II.
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from the Listing Standards for Audit Committees
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 16F.	Change in Registrant’s Certifying Accountant
Item 16G.	Corporate Governance
Item 16H.	Mine Safety Disclosure
PART III.
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation period for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in this Annual Report. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The consolidated statements of earnings data for the years ended August 31, 2018, 2019 and 2020 and the consolidated balance sheets data as at August 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are included elsewhere in this Annual Report on Form 20-F. Consolidated statements of earnings data for the years ended August 31, 2016 and 2017 and consolidated balance sheets data as at August 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F.

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

	Years ended August 31,
	2020	2019	2018	2017	2016
	(in thousands of US dollars, except share and per share data)
Consolidated Statements of Earnings Data:
Sales	$265,583	$286,890	$269,546	$243,301	$232,583

Cost of sales (1)	114,558	118,677	105,004	94,329	87,066
Selling and administrative	92,293	98,646	98,794	86,256	82,169
Net research and development	45,487	50,553	57,154	47,168	42,687
Depreciation of property, plant and equipment	5,563	5,469	5,444	3,902	3,814
Depreciation of lease right-of-use assets	3,349	─	─	─	─
Amortization of intangible assets	6,467	9,012	10,327	3,289	1,172
Changes in fair value of cash contingent consideration	─	─	(670)	(383)	─
Interest and other (income) expense	956	718	1,378	303	(828)
Foreign exchange (gain) loss	428	949	(1,309)	978	(161)
Share in net loss of an associate	─	─	2,080	─	─
Gain on deemed disposal of the investment in an associate	─	─	(2,080)	─	─
Earnings (loss) before income taxes	(3,518)	2,866	(6,576)	7,459	16,664
Income taxes	6,022	5,346	5,678	6,608	7,764
Net earnings (loss) for the year	(9,540)	(2,480)	(12,254)	851	8,900
Net loss for the year attributable to non-controlling interest	─	─	(352)	─	─
Net earnings (loss) for the year attributable to parent interest	$(9,540)	$(2,480)	$(11,902)	$851	$8,900
Basic net earnings (loss) attributable to parent interest per share	$(0.17)	$(0.04)	$(0.22)	$0.02	$0.17
Diluted net earnings (loss) attributable to parent interest per share	$(0.17)	$(0.04)	$(0.22)	$0.02	$0.16
Basic weighted average number of shares used in per share calculations (000’s)	55,604	55,325	54,998	54,423	53,863
Diluted weighted average number of shares used in per share calculations (000’s)	55,604	55,325	54,998	55,555	54,669
Other Consolidated Statements of Earnings Data:
Gross research and development	$54,564	$57,972	$65,243	$53,124	$47,875

	As at August 31,
	2020	2019	2018	2017	2016
	(in thousands of US dollars)
Consolidated Balance Sheets Data:
Cash	$32,818	$16,518	$12,758	$38,435	$43,208
Short-term investments	919	2,918	2,282	775	4,087
Total assets	310,654	277,602	284,544	259,241	237,793
Bank loan	32,737	5,000	10,692	–	–
Long-term debt (excluding current portion)	2,144	3,293	5,907	–	–
Share capital	94,024	92,706	91,937	90,411	85,516
Shareholders’ equity	$172,563	$172,564	$177,921	$196,790	$181,401

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

The coronavirus pandemic has significantly affected how we and our customers are running our respective businesses. The breadth and duration of this pandemic remains uncertain as does its impact on our future sales, results of operations and financial performance.

A coronavirus outbreak erupted in China in December 2019. To contain the spread of infection, Chinese public health authorities imposed preventive measures within affected regions including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals — all of which affected our manufacturing operations in Shenzhen, China and global supply chain, and resulted in lower revenue than anticipated in the second quarter of fiscal 2020. In March 2020, the coronavirus epidemic evolved into a global pandemic, as declared by the World Health Organization. It resulted in a widespread health crisis that is adversely affecting global economic conditions, financial markets and overall demand for our products and services.

In response to the pandemic, we have prioritized employee, customer and partner safety, which has involved temporarily shutting down or limiting activity in certain locations. All preventive measures have been taken in conjunction with federal, provincial and local authorities as well as with foreign governments in countries in which we operate. Most of our global workforce is working from home. We have canceled our participation in marketing events and restricted business travel globally, resulting in reduced selling and business development activities.

We have experienced and may continue to experience disruption at our facilities and from our suppliers, which has and may continue to negatively impact our sales and operating results. In addition, we have experienced and may continue to experience shipping and logistical challenges as some of our customers have closed their facilities and are operating under similar restrictions to us. Both our Test and Measurement (T&M) and Service Assurance, Systems and Services (SASS) product groups reported year-over-year revenue decreases in fiscal 2020 due to the pandemic.

There is currently no vaccine for the coronavirus, but safety measures have been undertaken at sites conducting essential business, including enhanced sanitation procedures, wearing of face masks in public areas, and respecting social distancing protocols. None of these measures, however, can fully eliminate the risk of exposure or the spread of the coronavirus. Even when restrictions are lifted by governmental authorities, there could be additional waves or spikes in infection, causing widespread social, economic and operating effects.

The coronavirus pandemic has also adversely impacted and may continue to adversely impact the economies and financial markets worldwide. Deterioration of macro-economic conditions could further curtail or delay spending by customers and decrease demand for our products and services as well as cause an increased risk of customer defaults or delays in payments. Current economic conditions have led to a tightening of credit markets. To strengthen our liquidity position, we have extended our revolving credit facilities to US$65.3 million (C$90.0 million) from US$50.8 million (C$70.0 million) until May 31, 2021. They will return to US$50.8 million (C$70.0 million) on June 1, 2021. If there is a long-term economic downturn due to the pandemic, we could face additional liquidity needs. There can be no assurance that we will obtain financing on favorable terms or at all.

Due to the uncertainty surrounding the breadth and duration of this pandemic, it is impossible to estimate the full impact it will have on our business. However, any prolonged disruption of the manufacturing of our products, or reduced selling and business development activities, or significant decreases in demand for our products and services could materially and adversely affect our results of operations and financial condition. To the extent the coronavirus pandemic adversely affects our business and financial results, it may also heighten other risks described in this section, including those related to our quarterly revenue, operating results and our ability to satisfy our indebtedness obligations.

Our business may be adversely affected by unfavorable general economic and market conditions.

Our business is subject to global and regional economic conditions, particularly those in the communications test, monitoring and analytics markets. In the past, our operating results were adversely affected by unfavorable economic conditions and reduced or delayed capital spending in the Americas, Europe, Middle East and Africa (EMEA) as well as Asia-Pacific regions.

Global and regional economic conditions continue to be volatile and uncertain. If global and/or regional economic and market conditions, or conditions caused by the coronavirus pandemic, deteriorate into a prolonged recession, we may experience material adverse effects to our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, monitoring and analytics solutions and, therefore, demand for our products could decline and adversely impact our revenue. Adverse economic and/or market conditions could also result in, among other things:

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

Our overall performance depends to a certain extent upon international economic and political conditions. Many of our suppliers, vendors, partners and other entities with whom we do business have ties to China, and their ability to supply materials to us or otherwise work with us is strongly affected by their ability to do business in China. We also have our main manufacturing facility in China. If the United States’ relationship with China deteriorates or results in additional protectionist measures, retaliatory actions, more tariffs, increased barriers, increased import and export licensing requirements, or other restrictions or policies that favor domestic industries, then our operations may be adversely affected.

We have significant operations, R&D centers and other facilities in the United States, United Kingdom, France, India, Finland, Canada and China, among other countries. Nationalistic economic policies and political trends in some of these territories, such as opposition to globalization and free trade, sanctions or trade restrictions, withdrawal from or re-negotiation of global trade agreements, tax policies that favor domestic industries and interests, the exit of the United Kingdom from the European Union (known as Brexit), the  potential exit of other countries from the European Union, and other similar actions may result in increased transaction costs, reduced ability to hire employees, diminished access to supplies and materials, lower demand or access to customers in international markets, and inability to conduct our operations as they have been conducted historically. Each of these factors may adversely affect our business.

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

Foreign exchange rate fluctuations also flow through statement of earnings line items as a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars, euros, British Pounds and Indian rupees, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, could have a material adverse effect on our operating results and provide competitive advantages to our competitors.

We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy.

The market for our business activity ─ namely designing, manufacturing, marketing and selling test, monitoring and analytics solutions for communications service providers, data center, cloud and web-scale operators as well as network equipment manufacturers ─ is rapidly evolving and is marked by intense competition, consolidation and technical innovation. We anticipate the pace of change to remain high or even accelerate for our targeted markets in the future. We might see the emergence of new competitors or the consolidation of current competitors, as the markets for communications test, monitoring and analytics solutions evolve in response to technical innovations and economic conditions. In addition, some competitors may be in a stronger financial position to navigate through the ongoing coronavirus pandemic. They may also face less economic hardship in the countries in which they have operations due to reduced lockdown restrictions imposed by individual governments.

Main competitors in the test and measurement environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), Keysight and Viavi Solutions, as well as other players such as AFL Noyes, Deviser Instruments, Kingfisher International, Shineway Tech, Terahertz Technologies Inc., VeEX Inc., and Yokogawa Electric Corporation. On the service assurance, systems and services side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), Netrounds, NetScout Systems, Inc., Elisa (Polystar), Radcom, Spirent Communications plc, and Viavi Solutions.

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

We intend to carefully seek businesses through acquisitions and alliances, whose products and technologies are complementary to ours, or which will enable us to expand our markets and/or our market share. On September 7, 2020 we entered into a share swap agreement to acquire InOpticals Inc., a technology leader offering ultra-high-speed test instruments for the laboratory and manufacturing markets. However, we may not be able to make beneficial transactions or a sufficient number of them in the future to meet our strategic goals. Our competitors may be in a better position to acquire the same businesses, products and technologies that we want to acquire. Our fluctuating stock price, cash position, or ability to raise capital or issue debt on favorable terms at the time of an acquisition may also affect our ability to complete such an acquisition. Acquisitions or alliances could also distract management’s attention from our day-to-day business and operations. In the event of any future acquisition or strategic alliance, we could, among other things:

•	issue shares that would dilute individual shareholder percentage ownership;
•	incur additional debt, be subject to additional debt covenants, and incur additional interest expenses;
•	assume liabilities and commitments;
•	incur significant expenses related to acquisition costs;
•	incur significant expenses related to amortization of additional intangible assets;
•	incur significant impairment losses of goodwill and intangible assets related to such acquisitions; and
•	incur losses from operations.

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

For the fiscal year ended August 31, 2020, customers outside of Canada accounted for 93.8% of our sales. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international communications service providers, web-scale operators and network equipment manufacturers, and operate adequate after-sales support internationally. We may also be prevented from shipping test solutions, installing monitoring systems as well as providing support and professional services in certain countries due to ongoing or additional government-imposed lockdown measures caused by the coronavirus pandemic.

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

We implemented restructuring plans in previous years to realign our cost structure to anticipated market conditions. Our latest restructuring plan was announced after the fourth quarter of fiscal 2020 to strengthen our focus on high-growth drivers like fiber, 5G and cloud-native deployments, while mitigating the effects of the coronavirus pandemic on our business operations. Delays in the implementation of anticipated workforce reductions in highly regulated locations outside of Canada and the US could materially impair our ability to achieve expected cost reductions or may disrupt our business. In addition, the anticipated cost savings and other benefits that we hope to achieve from these actions are based on many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business and results of operations could be adversely affected.

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

We rely upon the capacity, efficiency and security of our information technology (IT) hardware and software infrastructures and those from third parties, as well as our ability to expand and update these infrastructures, in response to our evolving needs. Any failure to manage, expand, update or secure our information technology infrastructures or any failure in the operation of these infrastructures could harm our business.

Our information systems and third-party systems may be vulnerable to damages from a computer virus and malware. In fiscal 2020 we experienced an IT issue, but it was deemed non-material. We may also be subject to natural disasters, unauthorized access, theft of information and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruption, security breach or cyber-attack results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, these events may force us to devote more money and resources in order to protect ourselves against damages caused by these disruptions or security breaches in the future.

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

Markets for the 5G infrastructure investment cycle may not develop in the manner or in the time period that we anticipate. If global economic conditions worsen due to the coronavirus pandemic or any other factor, overall spending on 5G infrastructure may be reduced or delayed, which would adversely impact demand for our solutions in these markets. In addition, unfavorable developments with evolving laws and regulations worldwide related to 5G may limit or slow the rate of global adoption, impede our strategy and negatively affect our long-term expectations in this area. Even if the 5G infrastructure market and rate of adoption develop in the manner or in the time period that we anticipate, if we do not have timely, competitively priced, market-accepted solutions available to meet our customers’ planned rollout of 5G platforms and systems, we may miss a significant market opportunity and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Increased customer demand for our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services for many of our solutions and professional services related to the installation of our monitoring and analytics solutions. We may be unable to respond quickly enough to accommodate short‑term increases in customer demand for our support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Our customers depend on our support organization to resolve issues related to our deployed solutions on their networks. A high level of support is critical for continued business relationships with our customers. If we or our channel partners do not effectively assist our customers in deploying our solutions, succeed in helping our customers to quickly resolve post-deployment issues, or provide effective ongoing support, it would adversely affect our ability to sell our solutions to existing customers and harm our ability to attract new customers. Consequently, any failure to maintain high-quality support and services would harm our operating results and reputation. Further customer demand for these services, without corresponding revenues, could have a material and adverse impact on our financial condition and results of operations.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2020, our records indicate that we held the following portfolio of utility patents: 92 active granted US patents, 124 granted or validated patents in European countries and 27 patents in other jurisdictions. In addition, we have 72 utility patent applications (including provisional applications) pending in the US, 24 utility patent applications pending in European countries and 15 utility patent applications pending in other countries. The expiration dates of our active issued patents range from 2021 to 2040, with no significant active patent expiring in the near future.

Our records also indicate that, as of August 31, 2020, we held 48 active granted design patents, as well as 4 pending design patent applications, in the United States, Europe, China and other jurisdictions.

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

Our sales and operating results have fluctuated from quarter to quarter in the past and significant fluctuations may occur in the future, especially in the context of the coronavirus pandemic. Given that orders for our monitoring and analytics solutions vary in size and complexity and in certain instances require customer acceptance before revenue recognition occurs, our sales may fluctuate significantly on a quarterly basis. As well, many of our deals involve lengthy sales cycles, contract negotiations, professional services, as well as extensive product testing, installation, laboratory or network certification, including network-specific or region-specific processes. In addition, our sales and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill received orders.

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

•	order cancellations or rescheduled delivery dates;
•	pricing changes by our competitors or suppliers;
•	insufficient or excess inventory;
•	variations in the mix between higher and lower-margin products and services;
•	customer bankruptcies and difficulties in collecting accounts receivable;
•	restructuring and impairment charges;
•	foreign exchange rate fluctuations;
•	general economic conditions, including the coronavirus pandemic and ensuing recession;

•	distorted effective tax rate due to non-taxable/deductible elements and unrecognized deferred tax assets; and
•	effects of recent acquisitions of businesses.

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

We depend on a single supplier or a limited number of suppliers for several parts used to manufacture our products for which alternative sources may not be readily available. In addition, all of our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. Our reliance on a single source or limited number of suppliers could result in increased costs, delivery problems, reduced control over product pricing and quality and could require us to stockpile critical parts. This issue affected us to a certain degree during the government-imposed lockdown in China when the coronavirus epidemic erupted, and any future potential lockdown in China due to the pandemic may impact us. Financial difficulties of suppliers could also affect our ability to obtain necessary parts in a timely manner. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic and mechanical parts, is lengthy and would consume a substantial amount of time from our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on acceptable terms. Consolidation involving suppliers could further reduce the number of alternatives available to us and increase the cost of parts, which would render our products less competitive and result in lower margins.

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

Our operating results reflect substantial benefits from programs sponsored by governments for the support of research and development activities conducted in Canada and France. Research and development tax credits and grants represented 14.0% of our gross research and development expenses for the year ended August 31, 2020.

If changes in laws or government policies terminate or adversely modify the Canadian or French government programs, under which we receive our research and development and other tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development and other expenses will materially increase or we may decrease our research and development activities.

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

As of November 1, 2020, Germain Lamonde, our Executive Chairman of the Board, held 93.98% of the voting rights in our stock. By virtue of his stock ownership, Mr. Lamonde has effective control over all matters submitted to our stockholders, including the election of our Directors, and exercises significant control over our policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change in control or other business combinations that might otherwise be beneficial to our stockholders and may harm the market price of our shares.

If we complete major acquisitions of complementary businesses, products or technologies, we may need additional capital, and may not be able to raise additional capital on favorable terms or at all, which could limit our ability to grow and could increase our costs.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technology and market developments. As a result, we may not be able to generate sufficient cash flows from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. As at August 31, 2020, we held $33.7 million in cash and short-term investments, while total debt and bank loans reached $37.0 million. We also had revolving credit facilities of $44.5 million available to us as at August 31, 2020.

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

The enactment of privacy laws and regulations in the jurisdictions in which we do business could require significant company resources or limit the way our customers can use our products.

The enactment of new federal, provincial, or foreign data privacy laws and regulations could prevent customers from taking advantage of all the features or capabilities of our products which, in turn, could reduce demand for certain of our products. In addition, changes in international privacy laws have required an adjustment to some of our internal processes and significant resources in the past, and future changes could require similar efforts and resources with regard to compliance. The adoption of or changes to any such data privacy laws and regulations could affect demand for our products, increase the cost of selling our products and divert time and attention of our management, all of which could have a material and adverse effect on our financial condition and results of operations. For example, the European Union (EU) data protection law, the General Data Protection Regulation (GDPR) is wide-ranging in scope. To adapt to these new requirements, we have invested resources necessary to enhance our policies and controls across our business units and services, relating to how we collect and use personal data from customers and employees and how vendors handle personal data we provide to them. We will also evaluate the potential impact of the Canadian “Digital Privacy Act” and the “People’s Republic of China Network Security Law”, as well as that of the “California Consumer Privacy Act” which came into effect on January 1, 2020. Going forward, we expect that the international transfer of personal data will present ongoing compliance challenges and complicate our business transactions as we negotiate and implement suitable arrangements with international customers as well as international and domestic vendors.

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

Our stock price is volatile.

Our stock price has experienced substantial volatility in the past and may remain volatile in the future. Volatility in our stock price can arise from a number of factors discussed in this “Risk Factors” section. Our stock price will fluctuate based on our financial performance and growth expectations. It can also be affected by public announcements from our competitors and our customers in the communications industry. In addition, turmoil in credit markets and in the broader economy can contribute to share price and volume fluctuations in global stock markets. During fiscal 2020, our closing stock price on NASDAQ ranged from a high of $4.90 per share to a low of $2.09 per share. These aforementioned factors, including volatility often unrelated to the operating performance of our company, may materially affect our stock price in the future.

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

Since we are using this Form 20-F as an annual report, we have provided herein the information required pursuant to Item 4A(4) for the period beginning as at September 1, 2019 until the date of this Annual Report. For information responsive to this Item 4A(4) for prior periods, please refer to our previously filed Annual Reports on Form 20-F. Information in our previously filed Annual Reports on Form 20-F is not incorporated by reference in this Annual Report.

On January 7, 2020, we announced that our Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 600,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on January 14, 2020 and will end on January 13, 2021. From January 14, 2020 through November 16, 2020, we spent approximately US$0.4 million (including fees) to repurchase 136,855 subordinate voting shares.

In fiscal 2020, we modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70 million (US$53.7 million), were extended to CA$90.0 million (US$69.0 million) until May 31, 2021, to return to CA$70 million on June 1, 2021.

In August 2020, we implemented a restructuring plan to align our cost structure with challenges imposed by the coronavirus pandemic and to strengthen our focus on high-growth drivers like fiber, 5G and cloud-native deployments. During the fourth quarter of fiscal 2020, we recorded pre-tax restructuring charges of $2.9 million, mainly comprised of severance expenses for the employees laid-off. This plan, which is expected to generate $5 million in annual savings, will be completed in fiscal 2021.

On September 7, 2020, we entered into a share swap agreement (SSA) to acquire all of the issued and outstanding shares of InOpticals Inc. (InOpticals), a Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets. The SSA is subject to closing conditions by Taiwanese regulatory authorities. We expect the acquisition to close in the second quarter of fiscal 2021. The fair value of the total consideration for this acquisition is not expected to be material.

B.	Business Overview

We provide communications service providers (CSPs) as well as data center, cloud and web-scale operators with test, monitoring and analytics solutions to ensure the smooth deployment, maintenance and management of next-generation networks. We have also forged strong relationships with network equipment manufacturers (NEMs) and optical equipment manufacturers to develop a deep expertise that migrates from the lab to the field and beyond. We believe that our key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver superior network performance, service reliability and subscriber insights. We are number one in optical testing in terms of global market share and are among the top five suppliers of monitoring and analytics solutions for the communications industry worldwide.

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

Industry Background

EXFO benefited from ongoing fiber buildouts, and 5G and cloud-native network deployments in fiscal 2020 until the coronavirus outbreak disrupted manufacturing activity in China. The coronavirus epidemic forced us to shut down our manufacturing operations in Shenzhen, China for almost the whole month of February 2020, which negatively affected our revenues. To contain the spread of infection, Chinese public health authorities imposed a number of preventive measures including a temporary shutdown of manufacturing facilities, restrictions on various forms of public transportation and lockdown periods for individuals within affected regions.

Although the epidemic has evolved into a full-blown pandemic and created similar logistical and supply chain issues in other countries, all our manufacturing plants and customer service centers are fully operational and committed to serving customers worldwide. The full extent of the impact of the pandemic on our business, operations and financial results, including a potential global recession, will depend on numerous evolving factors that are difficult to forecast.

Against this backdrop, CSPs maintained investments on key technologies like fiber, 5G and cloud-native networks, but with inevitable project delays caused by the pandemic. On the wireline side, the 100G upgrade cycle continued throughout metropolitan networks, 400G transmission rates became more commonplace in data centers, while 800G designs were developed in labs. We also witnessed fiber rollouts and small cell deployments closer to the network edge to support the ultra-high speeds and low-latency requirements of tomorrow’s wireless infrastructures. On the mobility end, China assumed an early lead in the race to deploy 5G networks with 5G subscribers totaling more than 110 million. In the United States, the closing of the T-Mobile and Sprint merger, along with the emergence of dynamic spectrum sharing, is expected to heighten competition among the three major CSPs. On the other hand, delays in holding 5G spectrum auctions in several European countries will likely push out the widespread availability of commercial 5G networks to 2021. Globally, 5G subscriptions were expected to reach 190 million by the end of calendar 2020, according to Ericsson’s latest Mobility Report.

Growth Strategy

Our long-term goal is to become the global leader in the communications test, monitoring and analytics markets. We believe that digital transformations are taking place throughout the communications industry to cope with surging bandwidth demand and the need to better monetize networks. Consequently, CSPs, webscale companies NEMs, and optical component manufacturers are making considerable investments to modernize network infrastructures.

Our growth strategy focuses on internal investments and acquisitions in three key technology areas: fiber, 5G and cloud-native networks.

First, demand for field testing equipment should recover in 2021 with major fiber deployment projects on the horizon — unless a second wave of the coronavirus brings extensive additional lockdown restrictions. We also expect to leverage the upcoming announced acquisition of InOpticals to expand our market share in the fast-growing 400G and 800G lab and manufacturing test markets. Given a strong need for fiber deployments, including fiber-to the-home, 5G infrastructure, data center connectivity, as well as for optical components, we expect to build on our leadership position in optical testing in 2021—if market conditions remain stable.

Second, with respect to 5G and cloud-native networks, we anticipate order momentum for our troubleshooting and monitoring solutions to ramp up in 2021 as mobile network operators begin migrating to 5G standalone and cloud-native architectures. These two technologies are intrinsically tied together because they enable mobile operators to optimize monetization opportunities and reduce operating costs. Already, we successfully deployed a virtualized service assurance solution with 3UK to monitor its cloud-based network. We also secured multi-year, multi-million-dollar service assurance contracts with five new customers in the fourth quarter of fiscal 2020.

The 5G investment cycle got underway in limited geographies in 2019 and 2020. Initial use cases revolved around fixed wireless and enhanced mobile broadband, but we believe that 5G is all about machines and incremental revenue. We should see massive machine type communications and ultra-reliable, low-latency applications later in the cycle. This is when EXFO’s troubleshooting and monitoring solutions will provide end-to-end visibility of 5G and cloud-native networks.

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

In fiscal 2020, our top customer accounted for 8.3% of our sales and our top three customers represented 18.1%. In comparison, our top customer accounted for 6.9% of sales and our top three customers represented 18.1% in 2019, while our top customer accounted for 9.1% of sales and our top three customers represented 15.9% in 2018.

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

Test and Measurement (T&M)

We offer a broad range of test solutions that support customers in the digital transformation of their networks from the core to the network edge. We believe the competitive advantages of our products include a high degree of innovation, modularity and ease of use. Ultimately, we believe our products enable NEMs, optical component manufacturers, CSPs as well as data center, cloud and web-scale operators to design, deploy, and troubleshoot wireline and wireless networks, as well as help customers reduce their operating expenses.

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

Our field-test platforms, namely the FTB-1 Pro Platform, FTB-1 Platform, FTB-2 Pro Platform, FTB-4 Pro Platform and FTB-500 Platform, are at the core of our portable product portfolio. Our FTB-1 Pro modular platform, available in a single or dual-slot mode, carries out optical, Ethernet and multiservice testing simply and efficiently for frontline technicians in the field. It differentiates itself through ultra-strong processing power and rich features like a multi-touch, high-resolution widescreen display. The FTB-1 Platform does not possess the same processing power or rich feature set of the FTB-1 Pro, but it is suitable for optical, copper, Ethernet and multiservice testing applications.

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

Our FTB-500 platform is available in two configurations for various high-end tasks with transmission rates up to 400 Gbit/s. The four-slot model of the FTB-500 is designed for datacom testing, OTDR analysis, optical loss, Ethernet and multiservice transport (SONET/SDH/OTN) testing. The eight-slot model is a high-performance, multiple-protocol unit that allows users to combine next-generation SONET/SDH functions with Ethernet, Fibre Channel and optical-layer testing capabilities. It can handle dispersion characterization (PMD and CD), as well as DWDM/ROADM testing with optical spectrum analysis, and a variety of FIPs.

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

In addition, we offer a CPT10 platform that is ideal for characterizing passive components used in dense wavelength division multiplexing (DWDM) networks and photonics integrated circuits (PICs).

Apart from these two platforms, we provide advanced optical test equipment for R&D labs. This high-end product portfolio includes benchtop optical spectrum analyzers, tunable lasers, tunable filters and passive optical component test systems for network equipment manufacturers and optical component vendors. Following the upcoming announced acquisition of InOpticals Inc., we will also supply ultra-high-speed sampling oscilloscopes, bit-error rate testers and other critical test instruments to customers.

Service Assurance, Systems and Services (SASS)

We provide a comprehensive portfolio of monitoring and troubleshooting solutions for wireline and wireless CSPs, delivering full visibility of the network, service and subscriber levels.

At the network level, we offer fiber monitoring solutions, which leverage OTDR (optical time domain reflectometry) technology, enabling centralized monitoring to detect fiber breaks or performance issues 24 hours per day, seven days per week.

At the service level, we provide an active monitoring solution that delivers real-time, end-to-end quality of service (QoS) and quality of experience (QoE) service monitoring for next-generation IP networks. Built around a distributed architecture, we believe our active monitoring portfolio enables the successful launch and ongoing profitable operation of Ethernet/IP-based voice, video and data networks and services across wireline and wireless networks.

Our active monitoring offering also addresses the growing need for virtualized solutions with a variety of software-based probes, enabling the interworking with virtualized network architectures and functions.

We believe a competitive advantage of EXFO’s active monitoring solution is the ability to implement SLA (service level agreement) monitoring and assure any IP service, over any network, to any endpoint—all from the same open and extensible platform.

EXFO also offers a passive monitoring, analytics and troubleshooting solution for multi-technology mobile networks (2G, 3G, 4G, 5G), including the subscriber level. Our passive monitoring solution provides mobile network operators with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. It is fully virtualized and integrates rich information from call traces, probes, CRM, billing, etc., to make the most of big data.

This virtualized solution is used by 3UK for the passive monitoring of its cloud-native, mobile core network.

Our monitoring solutions are complemented by network topology software for automated root cause analysis and network inventory applications (physical, virtual and hybrid).

In fiscal 2020, we launched Nova Adaptive Service Assurance (SA), an intelligent automation platform designed to enable mobile network operators to deliver ultra-reliable and high-quality service experience in a 5G environment.

At the heart of Nova Adaptive SA is a real-time automated assurance solution, Nova SensAI, acting as the central nervous system for the platform. This combined offering leverages machine learning to provide mobile operators with heightened visibility into subscriber experience and network performance.

The full suite of EXFO’s monitoring, troubleshooting and analytics solutions improves subscriber experience and network operators’ business performance, optimizes end-to-end service quality, and provides the required insights to enhance subscriber experience. It meets the requirements of network operations, service operations, customer care and marketing teams. Key solutions within the platform include:

•	Detection/prediction as well as diagnosis of subscriber-impacting events;
•	Network cloud and virtual network function (VNF) monitoring using telemetry, agents and topology;
•	Analytics, machine learning/artificial intelligence diagnostics;
•	Proactive network and service performance monitoring (active monitoring);

•	In-depth visibility into network, services and subscribers (passive monitoring);
•	Physical-layer visibility: optical and radio frequency (RF) interference and degradations (fiber monitoring);
•	Monitoring and optimizing radio access networks (RANs) using advanced geolocation data; and
•	Relating networks, services, systems and customers in context using topology.

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

Research and Development

Our global R&D operations fall under the management of a vice president. We maintain R&D centers in Quebec City, Canada, Montreal, Canada, Oulu, Finland, Pune, India, Lannion, France, Rennes, France, Valencia, Spain, and London, UK. Gross research and development expenditures totaled $54.6 million in fiscal 2020 compared to $58.0 million in 2019 and $65.2 million in 2018.

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

The Agile methodology allows for software development to be done in small increments with constant validation with lead customers. Efficient execution is done through collaborative groups called SCRUM teams, ensuring that each increment is fully tested and validated.

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

Our sales network in EMEA is supported by a main office and service center in Chandler’s Ford, Hampshire, UK, which serves as headquarters of our European sales operations and provides repair, calibration and technical support services for our T&M customers in EMEA. We also have additional sales offices in multiple countries across EMEA to serve and support our various customers and distribution partners, including a main office in Rennes, France, from where our monitoring and analytics solutions are mainly supported.

As for Asia-Pacific, our regional headquarters are based in Singapore with additional sales offices located in multiple countries around the Asia-Pacific region to support our diverse customers and distribution partners.

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

Sales to customers in the Americas represented 49% of our sales in fiscal 2020, while sales to customers in EMEA and Asia-Pacific accounted for 30% and 21% of our sales, respectively. In comparison, the Americas, EMEA and Asia-Pacific accounted for 50%, 32% and 18% of our sales in each of 2019 and 2018.

Product Management

All product management duties fall under the leadership of our CEO, who is supported by two vice presidents responsible for test and measurement (T&M) as well as service assurance, systems and services (SASS). Each product management executive, in turn, is assisted by directors and/or product managers who have various degrees in engineering, science and business administration. Directors and product managers are responsible for some aspects of our telecom marketing program, specifically product strategy, new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. We follow up our marketing initiatives by attending industry trade shows. Due to the coronavirus pandemic in 2020, we opted for alternative means to reach our customers through virtual product demonstrations, online webinars and conference calls. Furthermore, we have a customer relationship management (CRM) system to compile market and customer information including forecasts, opportunities, leads and competitive data. We use this information to make strategic business decisions.

Corporate marketing and communications

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

To accomplish these tasks, marketing and communications strategies are developed and executed by five multidisciplinary groups responsible for the following:

•	Digital Marketing: Achieving marketing objectives through applying digital technologies and media;
•	Marketing Campaign Management: Marketing campaign planning and execution for all EXFO’s portfolios, collaborating closely with product management;
•	Commercial Insights: Generating and ensuring adoption of commercial insights to support our sales organization and partners; analyst relations; and our e-learning and training platform;
•	Field Marketing and Events: Shining a light on EXFO around the world, showcasing our expertise and depth of portfolio through industry events, webinars and virtual conferences.
•
Branding and communications: Managing the corporate brand, producing marketing and corporate communications material (graphic design, writing, etc.) and shining a light on EXFO across the globe, showcasing our expertise and depth of portfolio in the media, and other targeted external and internal audiences.

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

Our Quebec City, Canada, operations mainly produce low-volume, high-complexity telecom products. It has maintained ISO 9001 certification since 1994 and first obtained TL 9000 certification in July 2012. Our manufacturing plant in Shenzhen, China, which was closed down for most of the month of February 2020 due to government-imposed lockdown measures caused by the coronavirus outbreak, is responsible for the production of high-volume, low-complexity telecom products. Our Shenzhen plant, which follows the same corporate quality standards, was first certified ISO 9001 in January 2009 and obtained TL 9000 certification in July 2012. Acquired from Yenista in 2017, our Lannion, France, operations, produce low-volume, high complexity test and measurement equipment for laboratory, university and production of optical components.

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

Main competitors in the test and measurement environment include global suppliers like Anritsu Corporation, Fortive Corporation (Fluke Networks), Keysight and Viavi Solutions, as well as other players such as AFL Noyes, Deviser Instruments, Kingfisher International, Shineway Tech, Terahertz Technologies Inc., VeEX Inc., and Yokogawa Electric Corporation. On the service assurance, systems and services side, we mainly compete against Accedian Networks, Anritsu Corporation, Empirix, Keysight (IXIA), Netrounds, NetScout Systems, Inc., Elisa (Polystar), Radcom, Spirent Communications plc, and Viavi Solutions. See Item 3D of this Annual Report under “Risk Factors ‒ We must continue to overcome significant competition in our targeted industries in order to keep or gain market share and achieve our growth strategy.”

Employees

As at November 1, 2020, we had 1,814 full-time employees compared to 1,810 and 1,803 for the same periods in 2019 and 2018, respectively. Our workforce as of November 1, 2020 included 382 employees in manufacturing, 665 employees in research and development, and 767 employees in sales and marketing as well as general and administrative functions.

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

Our success and ability to compete depend to a significant extent on our proprietary technology, with which we attempt to prevent others from using the innovations that are central to our existing and future products. As of August 31, 2020, our records indicate that we held the following portfolio of utility patents: 92 active granted US patents, 124 granted or validated patents in Europe and 27 patents in other jurisdictions. In addition, we have 72 utility patent applications (including provisional applications) pending in the US, 24 utility patent applications pending in European countries and 15 utility patent applications pending in other countries. The expiration dates of our active issued patents range from 2021 to 2040, with no significant active patent expiring in the near future.

Our records also indicate that, as of August 31, 2020, we held 48 active granted design patents, as well as 4 pending design patent applications, in the United States, Europe, China and other jurisdictions.

We consider four of our inventions to be material. These inventions are protected by granted patents and/or pending patent applications and can be described as follows:

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

Prior to its acquisition by EXFO, EXFO Solutions (formerly Astellia), through a subsidiary located in Lebanon, employed four (4) employees delivering services in Iran, a practice that was continued after the acquisition through the end of October 2018. These activities complied in all material respects with applicable sanction laws and regulations; however, they were inconsistent with EXFO’s internal policies. EXFO discovered this activity during the pre-acquisition due diligence of EXFO Solutions (formerly Astellia) and has conducted a comprehensive internal investigation and review. As a result of this investigation and review, EXFO has implemented additional compliance procedures designed to prevent future violations of its internal policy and is currently in the process of withdrawing from any direct activities, transactions, or dealings relating to Iran or certain designated individuals or entities and will no longer have employees providing services in Iran. In addition, EXFO revised its internal policies to allow indirect support and maintenance of EXFO Solutions’ systems deployed at MCCI and MTN Irancell through a non‑related third-party based outside Iran to honor EXFO Solutions’ (formerly Astellia) prior engagement with existing customers in compliance with applicable export controls, sanctions and other laws, rules and regulation. The withdrawal process was completed on November 4, 2018 and support services through a non-related third party was established at that date and expired on December 31st, 2019.

Gross revenues reported by EXFO Solutions (formerly Astellia) in connection with these support services through a non-related third party for fiscal year 2019 were approximately US$50,472 and for fiscal year 2020 were approximately US$18,104; estimated net result from these transactions was nominal.

C.	Organizational Structure

As of November 1, 2020, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares (which is also the percentage of voting power) that we hold in those subsidiaries.

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
100%
EXFO France SARL (formerly NetHawk France SARL) 2015-11-16 (France) Operating
100%
NetHawk Networks India Pvt. Ltd. 2005-05-12 (India) Non-Operating
100%
NetHawk Solutions Pvt. Ltd. 2006-06-19 (India) Non-Operating Merged with NetHawk Networks India Pvt. Ltd. 2019-04-01
100%
EXFO Germany GmbH (formerly NetHawk GmbH) 2001-09-04 (Germany) Operating
100%
EXFO Netherlands B.V. 2016-09-13 (Netherlands) Operating
100%
EXFO Sweden Aktiebolag 2008-09-19 (Sweden) Operating
100%
EXFO USA Inc. 2000-12-07 (Delaware) Holding
2%
98%
EXFO Latin America Telecommunications SA de CV 2011-07-07 (Mexico) Operating
100%
EXFO America Inc. 1992-12-15 (Delaware) Operating
100%
Astellia Inc. 2004-02-25 (Delaware) Non-Operating
100%
EXFO Service Assurance Inc. (formerly Brix Networks Inc.) 1999-05-26 (Delaware) Non-Operating
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

The following table sets forth information with respect to the main facilities that we occupy as at November 1, 2020.

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
400 Godin Avenue Quebec (Quebec) G1M 2K2	Occupied for research and development, customer services, manufacturing, management and administration	129,000 (1)	95%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Occupied for research and development, management and administration	75,000	70%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Leased to third parties	23,736	100%	Owned
2500 Alfred-Nobel Montreal (Quebec) H4S 2C3	Available for rent	26,264	0%	Owned
F1 to F3, No. 71-3, Xintian Avenue, Xintian Community Fuhai Subdistrict, Bao’an District Shenzhen, Guangdong 518103 China	Occupied for manufacturing of products, repair/calibration services	64,000	90%	Leased
ZAC Airlande 2, rue Jacqueline Auriol CS 69123 Saint-Jacques-de-la-Lande 35091 Rennes Cedex 9 France	Occupied for research and development, customer services, manufacturing, management and administration	50,235	90%	Leased
436 Nolin Street Quebec (Quebec) G1M 1E7	Occupied for manufacturing of products and repair/calibration services	44,000	95%	Owned

Location	Use of Space	Square Footage	% of Utilization	Type of Interest
Offices No 602, 603, 604, 701 and 702, Tower S-4 Cybercity Magarpatta, Hadapsar Pune 411 013 India	Occupied for research and development	33,981	85%	Owned
250 Apollo Drive Chelmsford, MA 01824 United States	Unoccupied	25,400	0%	Leased
4 rue de Louis de Broglie Lannion 22300 France	Occupied for research and development, manufacturing, management and administration	24,800	50%	Leased
Elektroniikkatie 2 FI-90590 Oulu Finland	Occupied for research and development, manufacturing, management and administration	13,380	100%	Leased
Winchester House School Lane Chandlers Ford, Eastleigh Hampshire SO53 4DG United Kingdom	Occupied for European customer service, repair/calibration services, sales management and administration	13,000	85%	Leased
Ronda Narciso Monturiol 6 Oficina 110B, 111B, 112B and 113B, Parque Technologico Paterna, Valencia 46980 Spain	Occupied for research and development and customer services	10,398	100%	Leased
Offices No 102 Tower S-4 Cybercity Magarpatta, Hadapsar Pune 411 013 India	Leased to a third party	5,979	100%	Owned
Phoenix Yard 65-69 Kings Cross Road London WC1X 9LW United Kingdom	Occupied for research and development, management and administration	5,000	100%	Leased

(1)	Including the warehouse space. Premises without the warehouse are approximately 115,000 square feet.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects and length of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 25, 2020.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies, as well as for optical component and network equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enables transformations related to fiber, 4G/LTE, 5G, and cloud-native network deployments. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our success has been largely predicated on our core expertise in developing test equipment for fixed networks. These solutions are available as handheld test instruments, portable platforms with related modules, benchtop instruments, benchtop platforms with modules, and rack-mounted chassis with modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment that allows customers to automate complex, labor-intensive tasks like fiber-to-the-antenna (FTTA), distributed antenna system (DAS) and small cell deployments. Leveraging platform connectivity, customers can also keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables them to increase productivity and reduce operating expenses.

Over the years, we have expanded our product portfolio into fiber monitoring, IP (Internet protocol) service assurance as well as monitoring of 2G, 3G, 4G/LTE and 5G mobile networks. Our fiber-monitoring solution leverages EXFO’s expertise and market leadership in optical time domain reflectometry (OTDR) by using this technology as remote test units (RTUs) to monitor an optical plant 24 hours per day, seven days per week. This fiber-monitoring solution proactively detects any fiber degradation or locates any fiber cut to optimize quality of service along long‑haul, metro and access networks. Our IP service assurance solution is a probe-based hardware and software offering that delivers quality-of-service visibility as well as real-time service monitoring and verification of next-generation IP networks. We have enriched our IP service assurance offering, which can also be virtualized, with infrastructure performance management tools, analytics software and network topology discovery solutions via technology acquisitions.

Following the acquisition of Astellia S.A. (renamed EXFO Solutions S.A.S.) in January 2018, we offer monitoring solutions for multi-technology mobile networks (2G, 3G, 4G, 5G). This portfolio provides mobile network operators with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. These solutions can be fully virtualized and combined with information from call traces, third-party probes, customer relationship management, billing, etc., to optimize network visibility.

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

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Our products enable optical component and network equipment manufacturers, fixed and mobile network operators as well as web-scale operators to design, deploy, troubleshoot and monitor networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1,900 people in 25 countries, supporting more than 2,000 customers around the world. We operate three main manufacturing sites, which are located in Québec City, Canada, Shenzhen, China, and Lannion, France, and we have facilities in Rennes, France, and Oulu, Finland, for product configuration, software loading, quality control and shipping of monitoring systems. We also have five main research and development expertise centers in Montréal, Québec City, Rennes, Oulu and London, which are supported by a software development center in India.

In fiscal 2020, we modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70 million (US$53.7 million), were extended to CA$90.0 million (US$69.0 million) until May 31, 2021, to return to CA$70 million on June 1, 2021.

In August 2020, we implemented a restructuring plan to align our cost structure with challenges imposed by the coronavirus pandemic and to strengthen our focus on high-growth drivers like fiber, 5G and cloud-native deployments. During the fourth quarter of fiscal 2020, we recorded pre-tax restructuring charges of $2.9 million, mainly comprised of severance expenses for the employees laid-off. This plan, which is expected to generate $5 million in annual savings, will be completed in fiscal 2021.

On September 7, 2020, we entered into a share swap agreement (SSA) to acquire all of the issued and outstanding shares of InOpticals Inc. (InOpticals), a Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets. The SSA is subject to closing conditions by Taiwanese regulatory authorities. We expect the acquisition to close in the second quarter of fiscal 2021. The fair value of the total consideration for this acquisition is not expected to be material.

Our sales decreased 7.4% to $265.6 million in fiscal 2020 from $286.9 million in 2019 mainly due to the global impact of the coronavirus pandemic, as ongoing constraints and preventive measures affected our ability to ship our products and deliver our services. Bookings (purchase orders received from customers) decreased 11.1% to $264.9 million in fiscal 2020, for a book-to-bill ratio of 1.00, from $297.8 million in 2019 also mainly due to the global impact of the coronavirus pandemic on our customers.

Net loss amounted to $9.5 million, or $0.17 per share, in fiscal 2020, compared to $2.5 million, or $0.04 per share, in fiscal 2019. Net loss in fiscal 2020 included net expenses totaling $10.3 million, comprising $5.5 million in after-tax amortization of intangible assets, $2.0 million in stock-based compensation costs, $2.4 million in after-tax restructuring charges, and a foreign exchange loss of $0.4 million. Net loss in fiscal 2020 also included an amount of $2.4 million in after-tax wage subsidy granted by the Canadian government as a result of the coronavirus pandemic. Net loss in fiscal 2019 included net expenses totaling $15.1 million, comprising $7.8 million in after-tax amortization of intangible assets, $1.8 million in stock-based compensation costs, $3.2 million in after-tax restructuring charges, $1.4 million for the acquisition-related deferred revenue fair value adjustment, and a foreign exchange loss of $0.9 million. Net loss also includes $1.7 million for a gain on disposal of capital assets and $2.4 million for a deferred income tax recovery.

Adjusted EBITDA (net loss before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss) amounted to $18.2 million, or 6.8% of sales, in fiscal 2020, compared to $25.6 million, or 8.9% of sales, in 2019. Adjusted EBITDA is a non-IFRS measure. See page 55 of this document for a complete reconciliation of adjusted EBITDA to IFRS net loss.

BUSINESS OUTLOOK

Short-term and mid-term adjusted EBITDA target

We had forecasted adjusted EBITDA of $33 million for fiscal 2020 and set an adjusted EBITDA margin target of 15% of sales by the end of fiscal 2021. Due to the uncertainty surrounding the breadth and duration of this coronavirus pandemic, we have suspended indefinitely our short-term and mid-term adjusted EBITDA outlook.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2018, 2019 and 2020, no customer accounted for more than 10% of our sales, with our top customer representing 9.1%, 6.9% and 8.3% of our sales respectively.

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

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statement of earnings data: (1)	2020	2019	2018	2020	2019	2018
Sales	$265,583	$286,890	$269,546	100.0%	100.0%	100.0%

Cost of sales (2)	114,558	118,677	105,004	43.1	41.4	39.0
Selling and administrative	92,293	98,646	98,794	34.8	34.4	36.7
Net research and development	45,487	50,553	57,154	17.1	17.6	21.2
Depreciation of property, plant and equipment	5,563	5,469	5,444	2.1	1.9	2.0
Amortization of lease right-of-use assets	3,349	–	–	1.2	–	–
Amortization of intangible assets	6,467	9,012	10,327	2.4	3.1	3.8
Change in fair value of cash-contingent consideration	–	–	(670)	–	–	(0.3)
Interest and other expense	956	718	1,378	0.4	0.3	0.5
Foreign exchange (gain) loss	428	949	(1,309)	0.2	0.3	(0.5)
Share in net loss of an associate	–	–	2,080	–	–	0.8
Gain on deemed disposal of the investment in an associate	–	–	(2,080)	–	–	(0.8)
Earnings (loss) before income taxes	(3,518)	2,866	(6,576)	(1.3)	1.0	(2.4)
Income taxes	6,022	5,346	5,678	2.3	1.9	2.1
Net loss for the year	(9,540)	(2,480)	(12,254)	(3.6)	(0.9)	(4.5)
Net loss for the year attributable to non-controlling interest	–	–	(352)	–	–	(0.1)
Net loss for the year attributable to the parent interest	$(9,540)	$(2,480)	$(11,902)	(3.6)%	(0.9)%	(4.4)%

Basic and diluted net loss attributable to the parent interest per share	$(0.17)	$(0.04)	$(0.22)

Other selected information:

Gross margin before depreciation and amortization (4)	$151,025	$168,213	$164,542	56.9%	58.6%	61.0%

Gross research and development	$54,564	$57,972	$65,243	20.5%	20.2%	24.2%

Restructuring charges included in:
Cost of sales	$898	$304	$517	0.4%	0.1%	0.2%
Selling and administrative expenses	$1,882	$495	$673	0.7%	0.2%	0.2%
Net research and development expenses	$106	$2,506	$3,219	–%	0.9%	1.2%

Canadian emergency wage subsidy included in:
Cost of sales	$(723)	$–	$–	(0.3)%	–%	–%
Selling and administrative expenses	$(1,082)	$–	$–	(0.4)%	–%	–%
Net research and development expenses	$(1,457)	$–	$–	(0.5)%	–%	–%

Adjusted EBITDA (3, 4, 5)	$18,152	$25,585	$17,198	6.8%	8.9%	6.4%

Consolidated balance sheet data: (1)
Total assets	$310,654	$277,602	$284,544

(1)	Consolidated statement of earnings and balance sheet data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures.
(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)
IFRS net loss for the year ended August 31, 2020 takes into account the impact of the adoption of IFRS 16, Leases, on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of $3.3 million, or 1.2% of sales for year ended August 31, 2020. Comparative figures were not adjusted.

(4)	Refer to page 55 for non-IFRS measures.
(5)	Includes acquisition-related costs of $2.2 million or 0.8% of sales in fiscal 2018 (nil in 2019 and 2020).

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line, in thousands of US dollars:

Sales

	Years ended August 31,
	2020	2019	2018

Test and measurement	$197,419	$204,693	$197,423
Service assurance, systems and services	69,192	82,788	71,248
	266,611	287,481	268,671
Foreign exchange gains (losses) on forward exchange contracts	(1,028)	(591)	875
Total sales	$265,583	$286,890	$269,546

Bookings

	Years ended August 31,
	2020	2019	2018

Test and measurement	$197,141	$210,055	$193,836
Service assurance, systems and services	68,750	88,341	72,982
	265,891	298,396	266,818
Foreign exchange gains (losses) on forward exchange contracts	(1,028)	(591)	875
Total bookings	$264,863	$297,805	$267,693

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2020	2019	2018

Americas	49%	50%	50%
Europe, Middle East and Africa (EMEA)	30	32	32
Asia-Pacific (APAC)	21	18	18
	100%	100%	100%

Fiscal 2020 vs. 2019

In fiscal 2020, our sales decreased 7.4% to $265.6 million, compared to $286.9 million in 2019, and our bookings decreased 11.1% year-over-year to $264.9 million in 2020 from $297.8 million in 2019, for a book-to-bill ratio of 1.00.

Sales

In fiscal 2020, the 7.4% decrease in total sales year-over-year came from both product lines.

In fiscal 2020, sales of our Test and Measurement (T&M) product line decreased by $7.3 million, or 3.6% year-over-year, mainly due to the impact the coronavirus pandemic. In particular, sales were negatively impacted in the Americas and the EMEA regions mainly for our optical test as ongoing constraints and preventive measures affected our ability to ship our products and deliver our services. We also witnessed a pause in large-scale fiber installations with communications service providers (CSPs) mainly focusing on maintenance work during the peak of the pandemic. Finally, sales of our T&M product line were to some extent negatively affected by currency fluctuations year-over-year. Otherwise, we made strong progress in China for our advanced equipment for labs and network equipment manufacturers (NEMs), mainly for 5G deployments, as China was the first region to re-open after the lock down, which offset in part the overall year‑over-year decrease in T&M sales in fiscal 2020.

In fiscal 2020, sales of our Service Assurance, Systems and Services (SASS) product line decreased by $13.6 million, or 16.4% year‑over-year. Sales of our SASS product line in fiscal 2019 included a negative impact of $1.4 million for EXFO Solutions’ acquisition-related deferred revenue fair value adjustment. Excluding this adjustment, sales of our SASS product line would have decreased 17.8% year-over-year in fiscal 2020. The year-over-year decrease in sales of our SASS product line in fiscal 2020 is due in part to the $4.9 million order for our real-time network topology solution recognized in 2019 (no such large order in 2020). In addition, the coronavirus pandemic had a negative impact on the sales of our SASS product line in fiscal 2020, as delivery and commissioning of our solutions were more difficult to execute as a result of the pandemic. Finally, sales of our SASS product line were to some extent negatively affected by currency fluctuations year-over-year.

Bookings

In fiscal 2020, the 11.1% decrease in total bookings year-over-year can be attributed to both product lines.

In fiscal 2020, bookings of our T&M product line decreased $12.9 million or 6.1% year‑over‑year. In particular, bookings were negatively impacted in the Americas and the EMEA regions mostly for our optical test mainly due to the negative impact of the coronavirus pandemic. In addition, bookings of our T&M product line were to some extent negatively affected by currency fluctuations year-over-year. These declines were offset in part by strong progress made in China for our advanced equipment for labs and NEMs, mainly for 5G deployments, and a good performance of our high-speed optical transport solutions, which overall delivered a slight increase year‑over-year despite the negative impact of the pandemic.

In fiscal 2020, bookings of our SASS product line decreased $19.6 million or 22.2% year‑over-year. In fiscal 2019, we had received large orders for our real-time network topology solution totaling approximately $11 million. We did not have such order in fiscal 2020. In addition, the coronavirus pandemic had a negative impact on the bookings of our SASS product line year-over-year, as we experienced longer delays to close deals. Finally, bookings of our SASS product line were to some extent negatively affected by currency fluctuations year-over-year.

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

In fiscal 2019, sales of our T&M product line improved $7.3 million or 3.7% year-over-year, despite a negative currency impact. In fiscal 2019, we generated increased sales from our high-speed optical transport solutions, as well as higher sales from EXFO Optics for advanced solutions dedicated to labs and NEM environments, compared to 2018.

In fiscal 2019, sales of our SASS product line increased $11.5 million or 16.2% year-over-year, despite a negative currency impact, mainly because we benefited from the EXFO Solutions acquisition for the full reporting year versus seven months in 2018. We also benefited from a $4.9 million order that was recognized in fiscal 2019 for our real-time network topology solution (no such order in fiscal 2018).

Bookings

In fiscal 2019, our total bookings increased 11.2% year-over-year, mainly due to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our bookings for the full reporting year in fiscal 2019 versus seven months in 2018.

We also benefited from larger calendar year-end budget spending from CSPs in the Americas for our T&M products, and we received a $4.9 million order for our real-time network topology solution (no such order in fiscal 2018), as well as four monitoring orders related to 5G deployments in fiscal 2019. Otherwise, in fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

In fiscal 2019, bookings of our T&M product line increased $16.2 million or 8.4% year-over-year mainly due to larger calendar year‑end budget spending on the part of some CSPs in the Americas. Our high-speed optical transport and advanced solutions for NEMs and R&D labs also delivered higher bookings compared to 2018. This bookings increase was partially mitigated by the negative currency impact year-over-year.

In fiscal 2019, bookings of our SASS product line increased $15.4 million or 21.0% year-over-year mainly due to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our bookings for the full period in fiscal 2019 versus seven months in 2018. We also benefited from the $4.9 million order for our real-time network topology solution, as well as four monitoring orders related to 5G deployments. Otherwise, in fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 55 of this document)

Gross margin before depreciation and amortization amounted to 56.9%, 58.6% and 61.0% of sales in fiscal 2020, 2019 and 2018 respectively.

In fiscal 2020, the adoption of IFRS 16 had a positive effect of $1.1 million or 0.4% of sales on our gross margin before depreciation and amortization. Previous year figures were not adjusted.

In addition, in fiscal 2020, gross margin before depreciation and amortization included $0.7 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.3% of sales on our gross margin before depreciation and amortization year-over-year.

Finally, in fiscal 2019, gross margin before depreciation and amortization included a negative impact of $1.4 million or 0.5% of sales for the acquisition-related deferred revenue fair value adjustment from the acquisition of EXFO Solutions (nil in fiscal 2020).

However, in fiscal 2020, gross margin before depreciation and amortization included a negative impact of $0.9 million or 0.3% of sales for restructuring charges, compared to $0.3 million or 0.1% of sales in fiscal 2019.

Excluding these elements, our gross margin before depreciation and amortization would have decreased 2.7% year‑over-year in fiscal 2020.

Fiscal 2020 vs. 2019

In fiscal 2020, the coronavirus pandemic resulted in extended shutdown of businesses, including the temporary shutdown of our manufacturing facility in Shenzhen, China, which negatively impacted our sales and our gross margin before depreciation and amortization for that year, as lower sales resulted in a lower absorption of our fixed costs.

In addition, in fiscal 2019, our gross margin before depreciation and amortization was positively impacted by the $4.9 million order received for our real-time network topology software. This software-intensive solution delivered above-average gross margin and represents a positive impact of 0.7% on the gross margin before depreciation and amortization for that year.

Finally, in fiscal 2020, our gross margin before depreciation and amortization was negatively affected by a less favorable sales mix overall compared to 2019.

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

In addition, in fiscal 2019, our gross margin before depreciation and amortization was negatively affected by a less favorable sales mix overall compared to 2018.

Furthermore, in fiscal 2019, we recorded in our sales foreign exchange losses on our forward exchange contracts of $0.6 million, compared to foreign exchange gains of $0.9 million in 2018. This gap reduced our gross margin before depreciation and amortization by 0.2% year-over-year.

In addition, in fiscal 2019, we recorded higher inventory write-offs compared to 2018, which contributed to decrease our gross margin before depreciation and amortization by 0.3% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $92.3 million, $98.6 million and $98.8 million for fiscal 2020, 2019 and 2018 respectively. As a percentage of sales, selling and administrative expenses amounted to 34.8%, 34.4% and 36.7% for fiscal 2020, 2019 and 2018 respectively.

Fiscal 2020 vs. 2019

In fiscal 2020, our selling and administrative expenses decreased $6.3 million compared to 2019.

In fiscal 2020, our selling and administrative expenses included $1.1 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.4% of sales on our selling and administrative expenses.

In addition, in fiscal 2020, the adoption of IFRS 16 had a positive effect of $1.5 million or 0.6% of sales on our selling and administrative expenses. Previous years were not adjusted.

Also, in fiscal 2020, worldwide restrictions on various forms of transportation and lockdown periods due to the coronavirus pandemic resulted in lower travel expenses year‑over-year.

Furthermore, in fiscal 2020, commissions on our sales were lower compared to 2019 due to the year-over-year decrease in sales.

In addition, in fiscal 2020, more favorable exchange rates year‑over‑year resulted in lower selling and administrative expenses compared to 2019.

Otherwise, in fiscal 2020, we incurred restructuring charges of $1.9 million or 0.7% of sales, compared to $0.5 million or 0.2% of sales in 2019.

In addition, in fiscal 2020, inflation and salary increases contributed to a rise in our selling and administrative expenses year-over-year.

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

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $54.6 million, $58.0 million and $65.2 million for fiscal 2020, 2019 and 2018 respectively. As a percentage of sales, gross research and development expenses amounted to 20.5%, 20.2% and 24.2% for fiscal 2020, 2019 and 2018 respectively, while net research and development expenses accounted for 17.1%, 17.6% and 21.2% of sales for these respective years.

Fiscal 2020 vs. 2019

In fiscal 2020, our gross research and development expenses decreased $3.4 million compared to 2019.

In fiscal 2019, we incurred restructuring charges of $2.5 million or 0.9% of sales compared to $0.1 million in 2020, which resulted in lower gross research and development expenses year-over-year.

In addition, in fiscal 2020, our gross research and development expenses included $1.5 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.5% of sales on our gross research and development expenses year‑over‑year.

Furthermore, in fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.8 million or 0.3% of sales on our gross research and development expenses. Previous years were not adjusted.

Finally, in fiscal 2020, more favorable exchange rates year-over-year resulted in lower gross research and development expenses compared to 2019.

Otherwise, in fiscal 2020, we incurred additional expenses compared to the same period last year due to inflation and salary increases.

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

Tax credits and grants for research and development activities were $9.1 million, $7.4 million and $8.1 million for fiscal 2020, 2019 and 2018 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 16.6%, 12.8% and 12.4% for fiscal 2020, 2019 and 2018 respectively.

Fiscal 2020 vs. 2019

The increase in our tax credits and grants in fiscal 2020, compared to 2019, mainly comes from the $1.5 million wage subsidy granted by the Canadian government as a result of the coronavirus pandemic, which the company received in fiscal 2020.

Fiscal 2019 vs. 2018

The decrease in our tax credits and grants in fiscal 2019, compared to 2018, comes from reduced gross research and development expenses in Canada and France as a result of the impact of our 2018 restructuring plan.

DEPRECIATION OF LEASE RIGHT-OF-USE ASSETS

On September 1, 2019, following the adoption of IFRS 16, we recorded $11.3 million for lease right-of-use (ROU) assets in the consolidated balance sheet. These assets are depreciated over the lease terms and resulted in a depreciation expense of $3.3 million in fiscal 2020, compared to nil in fiscal 2018 and 2019 as comparative figures were not adjusted. Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is now mainly recorded under depreciation expenses for the lease ROU asset in the consolidated statements of earnings. This new standard was adopted using the modified retrospective method and, accordingly, comparative figures were not adjusted.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technologies, customer relationships and software. These intangible assets resulted in amortization expenses of $6.5 million, $9.0 million and $10.3 million for fiscal 2020, 2019 and 2018 respectively.

Fiscal 2020 vs. 2019

In fiscal 2020, amortization of intangible assets decreased $2.5 million compared to 2019 mainly because some acquired intangible assets became fully amortized in 2019.

Fiscal 2019 vs. 2018

In fiscal 2019, amortization of intangible assets decreased of 1.3 million year-over-year, despite the full contribution of EXFO Solutions, compared to a seven-month contribution in 2018. The year-over-year decrease is due to the fact that some acquired intangible assets became fully amortized in fiscal 2019.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

We reported foreign exchange losses of $0.4 million and $0.9 million in fiscal 2020 and 2019 respectively, compared to a gain of $1.3 million in 2018.

Fiscal 2020

In fiscal 2020, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.4 million. The period-end value of the Canadian dollar increased 1.9% versus the US dollar to CA$1.3041 = US$1.00 in fiscal 2020 compared to CA$1.3294 = US$1.00 at the end of the previous year. In fiscal 2020, the average value of the Canadian dollar versus the US dollar was CA$1.3458 = US$1.00.

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

Fiscal 2018

In fiscal 2018, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year-end, which resulted in a foreign exchange gain of $1.3 million. The period-end value of the Canadian dollar decreased 4.1% versus the US dollar to CA$1.3055 = US$1.00 in fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous year. In fiscal 2018, the average value of the Canadian dollar versus the US dollar was CA$1.2768 = US$1.00.

Foreign exchange rate fluctuations also flow through the consolidated statement of earnings line items as portions of our sales are dominated in Canadian dollars and euros and significant portions of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees, British pounds, and CNY, and we report our results in US dollars. In fiscal 2020, the increase in the average value of the US dollar compared to the Canadian dollar, the euro, the British pound, the Indian Rupee and the CNY year-over-year, resulted in a positive impact on our expenses. The average value of the US dollar increased 1.6%, 1.9%, 1.1%, 2.8% and 2.7% respectively year‑over-year, compared to the Canadian dollar, the euro, the British pound, the Indian Rupee and the CNY.

INCOME TAXES

In fiscal 2020, we reported income tax expenses of $6.0 million on a loss before income taxes of $3.5 million, compared to income tax expenses of $5.3 million on earnings before income taxes of $2.9 million in 2019 and income tax expenses of $5.7 million on a loss before income taxes of $6.6 million in 2018.

Discrete items affecting our effective income tax rate

Fiscal 2019

In fiscal 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual property held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2.4 million in fiscal 2019 as the recovery of this asset was probable.

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

Our distorted tax rates for all periods mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations incurred in 2018 were non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Finally, a significant portion of our foreign exchange gain or loss was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable or non-deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these years.

Please refer to note 22 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2020, cash and short-term investments totaled $33.7 million, while our working capital was at $35.2 million. Our cash and short-term investments increased $14.3 million in fiscal 2020, compared to 2019.

The following table summarizes the increase of cash and short-term investments in fiscal 2020 in thousands of US dollars:

Increase in bank loan	$26,532
Increase in other liabilities	2,355
Cash flows used by operating activities	(2,137)
Purchases of capital assets	(7,646)
Repayment of long-term debt and lease liabilities	(5,181)
Other	378

$14,301

Our short-term investments consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $33.7 million, combined with our available revolving credit facilities of up to $44.5 million until May 31, 2021 and $29.2 million thereafter, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets and credit facilities, we have unused available lines of credit of $22.4 million for foreign currency exposure related to forward exchange contracts. However, the potential prolonged slowdown or a recession due to effect of the coronavirus pandemic, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $2.1 million in fiscal 2020, compared to cash flows provided of $17.2 million in 2019 and $14.4 million in 2018.

Fiscal 2020 vs. 2019

Cash flows used by operating activities in fiscal 2020 were attributable to net earnings after items not affecting cash of $10.2 million, more than offset by the negative net change in non-cash operating items of $12.4 million; this was mainly due to the negative effect on cash of the increase of $1.6 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of the $2.9 million increase in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, the negative effect on cash of the increase of the $1.9 million increase in our other assets due to timing of payments during the year, and the negative effect on cash of the decrease of the $6.4 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the $0.5 million decrease in our prepaid expenses due to timing of payments during the year.

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

Investing activities

Cash flows used by investing activities amounted to $5.7 million in fiscal 2020, compared to $4.9 million in 2019 and $43.9 million in 2018.

Fiscal 2020

In fiscal 2020, we made cash payments of $7.7 million for the purchase of capital assets. However, we disposed (net of acquisitions) $1.7 million worth of short-term investments and we received net proceeds of $0.3 million from the sale of capital assets.

Fiscal 2019

In fiscal 2019, we made cash payments of $7.5 million for the purchase of capital assets, and we acquired (net of disposal) $0.7 million worth of short-term investments. However, during the year, we received net proceeds of $3.3 million from the sale of capital assets.

Fiscal 2018

In fiscal 2018, we made cash payments of $10.5 million and $32.1 million respectively for the purchase of capital assets and the acquisitions of EXFO Optics and EXFO Solutions. In addition, we acquired (net of disposal) $1.3 million worth of short-term investments during the year.

Financing activities

Cash flows provided by financing activities amounted to $23.5 million in fiscal 2020, compared to cash flows used of $8.3 million in 2019 and cash flows provided of $4.3 million in 2018.

Fiscal 2020

In fiscal 2020, our bank loan increased by $26.5 million and our other liabilities increased by $2.4 million. However, we repaid $5.2 million of our lease liabilities and our long-term debt, and we redeemed share capital for $0.2 million.

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

Contractual obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, our long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at August 31, 2020 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$3,249	$2,076	$1,779	$7,104
Later than 1 year and no later than 5 years	6,377	2,144	621	9,142
Later than 5 years	957	–	–	957
	$10,583	$4,220	$2,400	$17,203

In addition, on August 31, 2020, we had letters of guarantee amounting to $1.3 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

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

As at August 31, 2020, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual Amounts	Weighted average contractual forward rates

September 2020 to August 2021	$36,100,000	1.3283
September 2021 to August 2022	18,800,000	1.3492
September 2022 to February 2023	3,600,000	1.3324
Total	$58,500,000	1.3353

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

September 2020 to February 2021	$1,500,000	77.56

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses $1.0 million as at August 31, 2019 and net gains of $1.5 million as at August 31, 2020. The US dollar – Canadian dollar year-end exchange rate was CA$1.3041 = US$1.00 as at August 31, 2020.

SHARE CAPITAL

As at November 16, 2020, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 24,131,121 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and are without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2020, our off-balance sheet arrangements consisted of letters of guarantee amounting to $1.3 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

STRUCTURED ENTITIES

As at August 31, 2020, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Coronavirus pandemic

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected the our factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant fluctuations in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

This pandemic had a negative impact on our sales and operating results in fiscal 2020, and we believe it might continue to negatively impact our sales and operating results to a certain extent over an undetermined period. In addition, over the last months, our stock price significantly fluctuated as a result of the pandemic. As a result of these impacts, during the third quarter of fiscal 2020, we concluded they represented a triggering event and performed goodwill impairment testing for all CGUs. We also perform our annual goodwill impairment test for all CGUs as at August 31, 2020. As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

The preparation of financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of assets and liabilities acquired in business combinations, the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances. Actual results could differ from those judgments, estimates and assumptions.

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

(b)	Determination of cash-generating units and allocation of goodwill

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

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax-planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

(c)	Tax credits recoverable

Tax credits are recorded if there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our Canadian non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax‑planning strategies.

As at August 31, 2020, our Canadian non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $39.3 million. To recover these non-refundable research and development tax credits, we need to generate approximately $261 million (CA$341 million) in pre-tax earnings at the Canadian federal level. To generate this level of pre-tax earnings at the Canadian federal level over the estimated recovery period of 16 years, we must generate a pre-tax earnings compound annual growth rate of 2%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a 20-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company’s CGUs might be based on several different approaches that relies on unobservable inputs, such as market, cost or income approaches. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. Also, the income approach involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate. The company also considers the company’s value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests.

As mentioned above, as at May 31, and August 31, 2020, we performed goodwill impairment tests for all CGUs.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within EXFO at which it is monitored by management to make business decisions, which are the following CGUs:

EXFO CGU	$13,200,000
EXFO Optics CGU	3,648,000
Service assurance, systems and services (SASS) CGU	23,442,000
Total	$40,290,000

In performing the goodwill impairment review of our CGUs as at May 31, 2020 and August 31, 2020, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of EXFO Optics CGU, we used a capitalized cash flows method. In addition, for the SASS CGU, we used a cost approach based on the level of research and development expenses incurred over the last two years. Finally, as the sales and operations of the EXFO CGU constitutes the significant majority of the company’s sales and operations, we compared the carrying amount of the EXFO CGU to EXFO’s overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the EXFO Optics and SASS CGU.

As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

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

(f)	Identification of performance obligations

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. We assess whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) our promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract.

NEW IFRS PRONOUNCEMENTS

Recently issued IFRS pronouncements adopted in fiscal 2020

Leases

IFRS 16, Leases, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, Leases, and related interpretations. Under IFRS 16, lessees recognize an ROU asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short‑term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

We adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. We applied IFRS 16 at the adoption date and recognized ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, we elected the practical expedients to combine lease and non-lease components, and to not recognize ROU assets and lease liabilities for short-term leases and low‑value assets. We identified appropriate changes to our accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of lease ROU assets of $11.3 million, lease liabilities of $10.8 million, and the elimination of prepaid rent of $0.5 million in the consolidated balance sheet as of that date. In addition, lease payments for lease ROU assets, previously reported in cash flows from operating activities, are reported in cash flows from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net loss.

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is recorded as depreciation expenses for the lease ROU assets and as interest expenses on the lease liabilities in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

Uncertainty over income tax treatments

IFRIC 23, Uncertainty over Income Tax Treatments, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We adopted this interpretation on September 1, 2019, and its adoption had no significant impact on our consolidated financial statements.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net loss attributable to the parent interest before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash-contingent consideration, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

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

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net loss attributable to the parent interest, in thousands of US dollars:

	Years ended August 31,
	2020	2019	2018

IFRS net loss attributable to the parent interest for the year	$(9,540)	$(2,480)	$(11,902)

Add (deduct):

Depreciation and amortization	15,379	14,481	15,771
Interest and other expense	956	718	1,378
Income taxes	6,022	5,346	5,678
Stock-based compensation costs	2,021	1,831	1,748
Restructuring charges	2,886	3,305	4,409
Change in fair value of cash-contingent consideration	–	–	(670)
Acquisition-related deferred revenue fair value adjustment	–	1,435	2,095
Foreign exchange (gain) loss	428	949	(1,309)
Adjusted EBITDA for the year (1,2)	$18,152	$25,585	$17,198

Adjusted EBITDA in percentage of total sales	6.8%	8.9%	6.4%

(1)
IFRS net loss for the year ended August 31, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 on September 1, 2019 had a positive impact on adjusted EBITDA of $3.3 million or 1.2% of sales for the year ended August 31, 2020. Comparative figures were not adjusted.

(2)	Includes acquisition-related costs of $2.2 million or 0.8% of sales in fiscal 2018 (nil in fiscal 2019 and 2020).

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information about our executive officers, senior managers and Directors as of November 1, 2020.

Name and Municipality of Residence	Position with EXFO
LOUIS ADAM Levis, Quebec	Chief Marketing Officer
ABDELKRIM BENAMAR Le Raincy, France	Vice President, Service Assurance, Systems and Services
STEPHEN BULL Quebec City, Quebec	Vice President, Research and Development
STÉPHANE CHABOT Quebec City, Quebec	Vice President, Test and Measurement
FRANÇOIS CÔTÉ Montreal, Quebec	Independent Director
SUZANNE DANEAU Beauharnois, Quebec	Vice President, Human Resources
GABRIEL DUFORD Montreal, Quebec	Chief Technology Officer
ETIENNE GAGNON Quebec, City, Quebec	Vice President, Commercial Transformation
FLOYD ALLEN JOHNSTON Richardson, Texas	Vice President, Sales (Americas)
JEAN-LUC LABARRE Quebec City, Quebec	Chief Information Officer
GERMAIN LAMONDE St-Augustin-de-Desmaures, Quebec	Executive Chairman of the Board
ANGELA LOGOTHETIS Bath, United Kingdom	Independent Director
CLAUDIO MAZZUCA LaSalle, Quebec	Vice President, Strategic Partnerships and Alliances
PHILIPPE MORIN Senneville, Quebec	Chief Executive Officer
LUC PELLETIER Montreal, Quebec	Vice President, Global Services
PIERRE PLAMONDON Quebec City, Quebec	Chief Financial Officer and Vice President, Finance
BENOIT RINGUETTE Boischatel, Quebec	General Counsel and Corporate Secretary
MICHAEL SCHEPPKE Singapore, Singapore	Vice President, Sales (Asia-Pacific)

Name and Municipality of Residence	Position with EXFO
CLAUDE SÉGUIN Westmount, Quebec	Independent Director
WILLEM JAN TE NIET Harfsen, Netherlands	Vice President, Sales (Europe Middle East and Africa)
RANDY E. TORNES Frisco, Texas	Independent Director

The address of each of our executive officers, senior managers and Directors is c/o EXFO Inc., 400 Godin Avenue, Quebec, Quebec, Canada, G1M 2K2. The following is a brief biography of each of our executive officers, senior managers and Directors.

Louis Adam was appointed EXFO’s Chief Marketing Officer (CMO) in August 2020. In this role, Mr. Adam is responsible for global marketing, including brand strategy and portfolio positioning, digital marketing and sales enablement. He brings over 20 years of experience in marketing namely from the telecom sector, having been responsible for EXFO’s marketing strategies for 10 years and also having been responsible for competitive intelligence and new services development at Fido, later acquired by Rogers, a Canadian mobile network operator. Mr. Adam holds a master’s degree in marketing from Université de Sherbrooke, in Sherbrooke, Canada. He also holds a certificate in entrepreneurial marketing for product line management from the MIT Entrepreneurship Center in Cambridge, Massachusetts.

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

Stephen Bull joined EXFO in 1995 as an Engineering Manager (project management) for the Advanced Optics group. From September 1997 to December 1999, he held the position of Assistant Director of Engineering responsible for all software development. Mr. Bull was then appointed EXFO's Vice President of Research and Development in December 1999. Today, he manages a department that includes more than 760 engineers and technicians spread across three continents and nine locations. He is responsible for EXFO's product development initiatives and oversees the Project Management Office and related processes. Prior to joining EXFO, Mr. Bull was General Manager and Managing Director at Space Research Corporation, a military engineering company in Belgium, from June 1986 to March 1990, then at Taurus, an IT consulting firm, from 1990 to 1995. He is currently the President of the Institut de développement de produits (an institute dedicated to the advancement of product development practices) and a member of the Product Development Management Association (PDMA). He speaks regularly at conferences on product development. Mr. Bull holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, and is a PDMA-certified New Product Development Professional.

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

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec’s presence and driving the company’s national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor’s degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Purkinje, a Montreal health IT growth company as Chairman. Mr. Côté also serves on the Advisor Committee of Groupe Morneau.

Suzanne Daneau joined EXFO in October 2019 as Vice President of Human Resources. In her role, she is responsible for developing and implementing the overarching HR strategy under the business plan for the outreach, acquisition, development and retention of talent. With more than 25 years of experience in well-known organizations, Suzanne has led several strategic transformations and has been involved in numerous acquisitions.  She leverages strong business acumen to support senior management and she actively participates in building the organizational capacity and a culture of performance. Recognized for her expertise in organizational development and talent management, Suzanne is keen about optimizing the role and impact of human resources. She holds a bachelor's degree in industrial relations from the University of Montreal and is currently studying for a McGill University EMBA. A CRHA member, she is also involved in Women's Governance and the Parity Certification Committee. Suzanne is deeply committed to the health of children and she is involved as a volunteer with Les Gouverneurs de l’Espoir, a research foundation that helps families through hardships.

Gabriel Duford joined EXFO in June 2020 as Chief Technology Officer. In this role, Gabriel is responsible for EXFO’s technology vision and strategy, as well as the continuous improvement of solution development methodologies to meet the highest standards of innovation and quality. With more than 20 years’ experience at top-tier software R&D organizations, including over a decade driving their technology and innovation strategies, Gabriel has a proven track record of developing valuable technology in diverse markets and domains. Gabriel’s accomplishments include co-founding Element AI, an artificial intelligence solutions provider, in 2016. Previously, Gabriel led the software as a service (SaaS) initiative at JDA Software, a leading supply chains solutions provider, and was in charge of technology at JDA Innovation Labs. He has also held senior leadership positions at startups specialized in workforce management software and the video game industry. Gabriel holds a bachelor’s degree in Computer Science from Université de Sherbrooke in Sherbrooke, Canada.

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

Jean-Luc Labarre serves as EXFO’s Chief Information Officer, leading the Information Technology and corporate security. Appointed CIO in 2020 and following a long-lasting Information technology leadership of more than 10 years, Jean-Luc is responsible for overseeing the global IT and security strategies, including risk management practice. He joined EXFO in 1997 as industrial engineer, transforming and leading the improvement of EXFO’s manufacturing activities. He joined the IT in 2001, leading the group activities and strategic projects amongst which several digitalization projects and ERP implementations worldwide. Jean-Luc holds a bachelor’s degree in mechanical engineering from Université du Québec à Trois-Rivières, and a master’s degree in business administration (MBA) from Université Laval in Quebec City.

Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company’s Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market leading fiber/highspeed testing company, with customers in over one hundred countries. As Executive Chairman, Mr. Lamonde leads EXFO’s acquisitions strategy and is actively involved in defining the company’s growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development and was named EY Entrepreneur of the Year 2018 Canada. Mr. Lamonde is presently Chairman of ENCQOR, the Canada-Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation and serves on the Board of QG100 – a CEO development forum. Mr. Lamonde holds a bachelor’s degree in engineering physics from Polytechnique Montréal and a master’s degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and is also a Fellow of the Canadian Academy of Engineering.

Angela Logothetis brings more than twenty-five (25) years of experience in the telecommunications industry. Ms. Logothetis has deep software technology and services expertise having worked for market-leading ICT companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has worked in senior leadership positions in ANZ, APAC and EMEA and held global responsibilities for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Ms. Logothetis is a member of the EMEA advisory board for a major semiconductor company, a strategic growth advisor for two technology scale-ups and is on the board of the 5G labs for a major service provider.  Outside of telecommunications, Ms. Logothetis is engaged in climate change, future of work and women in technology initiatives. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Claudio Mazzuca was appointed Vice President, Strategic Partnerships and Alliances in May 2018. Prior to this appointment, he had served as Vice President, Systems and Analytics since 2012 and director of EXFO's Transport and Datacom Business Unit since 2006. In this role, he was responsible for the development and execution of business and product strategy for the unit, which now is a leading player in the Ethernet and next-generation packet transport test market segments. Mr. Mazzuca began his career as a systems engineer for Nortel Networks, where he worked on the launch of the highly successful 10G High-Speed Transport and DWDM product line, and later on Nortel's Preside Network Management solution. He then moved to technology startup Hyperchip Systems as Senior Product Manager, focusing on the development of large-scale metro and core IP routers and switches, and associated OEM components. In 2004, Mr. Mazzuca joined EXFO's Transport and Datacom Business Unit as Product Line Manager for the next-generation SONET/SDH products, and in 2005, was promoted to Group Manager for the entire Transport and Datacom product line. Mr. Mazzuca holds a bachelor's degree in electrical engineering from Montreal's Concordia University and a master's degree in business from McGill University, also in Montreal.

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

Luc Pelletier was appointed Vice President Global Services of EXFO in August 2020. As such, he leads the business strategy, goals and financial results for Global Services, with a strong focus on the corporate customer experience. He joined EXFO in 2018 as Director of Customer Care and moved on to lead the SAS&S Division Services business unit in 2019. Mr. Pelletier has over thirty years of experience in the telecommunications industry. Prior to joining EXFO, he was the Senior Director of Professional Services at Ciena. He started his engineering career at Canadian Marconi Company (CMC) and then successfully held, at Nortel and Ciena, global leadership roles in operations and services. Mr. Pelletier holds a bachelor of science in mechanical engineering from Polytechnique Montréal and post-graduate diploma in business administration from H.E.C., both affiliated with Université de Montréal. He has also attended focused executive leadership programs at McGill University’s Desautel Executive Management Institute. He has served on the board of directors of the Montréal Science Centre Foundation.

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

Benoit Ringuette has been EXFO’s General Counsel and Corporate Secretary since 2004. Prior to joining EXFO, Mr. Ringuette practiced mainly in commercial, corporate and securities law from 1998 to 2003 as an associate in the law firms of O’Brien, Flynn Rivard in Quebec City and Desjardins Ducharme Stein Monast in Quebec City. Mr. Ringuette has been a member of the Quebec Bar since 1998. Mr. Ringuette holds a bachelor’s degree in civil law and a master’s degree in business administration (MBA) from Laval University in Quebec City, Canada.

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

Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of Hydro‑Quebec and HEC‑Montréal. He also chairs the Boards of Centraide of Greater Montreal Foundation as well as the Fonds de solidarité FTQ, a $15B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master’s and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

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

Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Global AT&T Client Executive & Account Leader for Dell Technologies Select. Prior to joining DTS, Mr. Tornes was Vice President and Client Partner for AT&T at Altran, a Capgemini Company. Prior to joining Altran, Mr. Tornes was Vice President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice President Sales (AT&T account). Before that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

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

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2020.

The following is a discussion of the compensation arrangements with the Corporation’s Executive Chairman, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000 (collectively with the Executive Chairman, CEO and CFO, the “Named Executive Officers” or “NEOs”). The NEOs for the financial year ended August 31, 2020 were Mr. Germain Lamonde (Executive Chairman), Mr. Philippe Morin (CEO), Mr. Pierre Plamondon (CFO and Vice President, Finance), Mr. Floyd Allen Johnston (Vice President, Sales — Americas) and Mr. Willem Jan te Niet (Vice President, Sales — Europe, Middle East and Africa (“EMEA”)).

Members of the Human Resources Committee

During the financial year ended August 31, 2020, the Human Resources Committee was composed of:

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

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the Executive Chairman and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units (“DSUs”) credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review of employees’ performance and approval of the identity of the employees that will receive Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2019 to August 31, 2020, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the Executive Chairman, the CEO and the Vice President, Human Resources of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2019 to November 1, 2020, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2019 to November 1, 2020:

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

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2019;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Review and approval of the stock-based compensation for senior management and officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2019;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Directors’ Compensation;
	●	Review of the Key Human Resources Initiatives;
	●	Review of the Risk Assessment of Executive Compensation.
January 7, 2020	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2019, including the CEO and Executive Chairman;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2019 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2019;
	●	Leadership program and Talent Management;
	●	Review of the Risk Assessment of Executive Compensation;
	●	Review of the Key Human Resources Initiatives.
April 7, 2020	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2019 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review of the Key Human Resources Initiatives;
	●	Review of Covid-19 impacts and key measures;
	●	Review of the stock-based compensation for performing and critical employees;
	●	Review of the Talent Management and Leadership program.
July 7, 2020	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2019 and being part of the Short-Term Incentive Plan;
	●	Covid-19 update on impacts & key measures;
	●	Review of the organizational structure;
	●	Review and approval of the compensation package of recently hired executive officer and advisory board members;
	●	Review of the Talent Management and Leadership program;
	●	Review of the Key Human Resources Initiatives.

Meeting	Main Activities of the Human Resources Committee
October 7, 2020	●	Review of the Business Performance Measures results for the financial year ended August 31, 2020;
	●	Review of the Business Performance Measures for the financial year started September 1, 2020;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2020;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2020;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2020;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2020 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2020;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Review and approval of the stock-based compensation for senior management and officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2020;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Directors’ Compensation;
	●	Review of the Key Human Resources Initiatives;
	●	Review of the Risk Assessment of Executive Compensation.

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

For the financial year ended August 31, 2020, the Human Resources Committee retained the services of Willis Towers Watson to conduct a benchmark analysis relating to the global compensation of Board of Directors members. Certain compensation adjustments were made following to the conclusion of such analysis.

For the financial year ended on August 31, 2019, the Human Resources Committee retained the services of Willis Towers Watson to have access to benefits and compensation data and surveys relating to executive compensation.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2020, this practice continued, and certain compensation adjustments were made as have been made in previous years.

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

For the financial years that ended on August 31, 2019 and 2020, the Corporation also retained the services of Aon, D‑Teck Solutions, Eckler, Lee Hecht Harrison Knightsbridge, Mercer, McCleans, Optonique, TECHNOCompétences and Willis Towers Watson for services which were not related to executive compensation. The services provided by Aon related to the access to compensation data and surveys for employees in various countries. The services provided by D-Teck Solutions related to psychometric testing. The services provided by Eckler related to pension plan analysis, retirement policy, governance and communication to employees. The services provided by Lee Hecht Harrison Knightsbridge related to outplacement services for terminated employees. The services provided by Mercer related to a compensation structure project. The services provided by McCleans related to employee’s engagement survey and best practices. The services provided by Optonique related to the access to compensation data and surveys. The services provided by TECHNOCompétences related to the access of compensation data for IT employees in Canada. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States and United Kingdom and to conduct a benchmark analysis relating to the global compensation of Board of Directors members. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Aon, D-TECK Solutions, Eckler, Lee Hecht Harrison Knightsbridge, Mercer, McCleans, Optonique, TECHNOCompétences and Willis Towers Watson for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2019 and 2020 were as follows:

Type of Fee	Financial 2019 Fees	Percentage of Financial 2019 Fees	Financial 2020 Fees	Percentage of Financial 2020 Fees
Executive Compensation – Related Fees	CA$807	2%	CA$24,818	19%
All Other Fees	CA$39,793	98%	CA$106,300	81%
Total	CA$40,600	100%	CA$131,118	100%

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

•
Canada executives: For the executives based in Canada, the Corporation used the following comparator group: 5N Plus Inc., ACCEO Solutions, AgJunction Inc., Atos IT Services and Solutions Inc., Avigilon Corporation, Callian Technologies Ltd., Ciena, COM DEV International Ltd., Constellation Software Inc., Evertz Technologies Ltd., GTECH, Open Text Corporation, Redline Communications Group Inc., Sandvine Corporation, Sierra Wireless Inc., Smart Technologies Inc., Vecima Networks Inc., Vidéotron Ltée and Wi-Lan Inc.

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

•
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: A. Menarini Asia-Pacific, Abbott Laboratories, AbbVie, Accenture, ACE Asia Pacific Services, ACE Insurance, ACE Life Insurance Company Ltd., ACR Capital Holdings, AIA Company, Aimia, Alcatel-Lucent, Amazon.com, ANZ Banking Group, ASML, AstraZeneca, Avanade, Aviva Ltd., AXA Insurance Singapore, AXA Life Insurance Singapore, Bank of New York Mellon, Baxter, Beckman Coulter, Becton Dickinson, BHP Billiton, Bio-Rad Laboratories, Biosensors, BT Global Services, Cerebos Pacific Limited, Chubb Pacific Underwriting, Cigna, CommScope, DHL, DHL Express, DHL GBS, DHL Global Forwarding, DHL Mail, DHL Supply Chain, Discovery Communications, Experian, Federal Insurance Company, Fujitsu, GE Energy, GE Healthcare, General Electric, Great Eastern Life Insurance, Hap Seng Consolidated, HSBC Holdings, IHS Global, IMI, Ingenico, Intel, Intercontinental Hotels Group, International Flavors & Fragrances, ITT Corporation, Johnson & Johnson, Lexmark, Liberty Insurance, M1 Limited, Manulife, MasterCard, Merck KgaA, Microsoft, Molex, MSD International GMBH (Singapore Branch), National Australia Bank, NBC Universal, NCR, Overseas Assurance Corporation, Pfizer, Pramerica Financial Asia HQ, Proximus, Prudential Assurance Company, Prudential Services, QBE Insurance, Qualcomm, Reinsurance Group of America, RELX Group, Rio Tinto, Roche Pharmaceuticals, Sabre Holdings, Sealed Air, Smiths Group, Spirax Sarco, Standard Chartered Bank, StarHub, Starwood Hotels & Resorts, Straits Developments, Swiss Reinsurance International, Teva Pharmaceutical Industries, Thermo Fisher Scientific, Trayport, TUI, UBS, Unilever, United Overseas Bank, Verizon, Zurich Insurance Company and Zurich Life Insurance.

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

The Corporation uses two (2) major surveys on an annual basis in order to continue the benchmarking of its compensation on a regular basis. The first one is Willis Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada and USA. The other one is Radford (Aon) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.

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

Risk-Assessment of Executive Compensation Program

The Human Resources Committee Charter provides that it is the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures. The Human Resources Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2020, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2020, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2020. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel’s office any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation’s 2020 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2020 executive compensation program.

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

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2020 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, Executive Chairman	65.0%
Philippe Morin, CEO	52.5%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Floyd Allen Johnston, Vice President, Sales — Americas	78.2%
Willem Jan te Niet, Vice President, Sales — EMEA	73.1%

Short-Term Incentive Plan

The STIP awards (for executive officers not in sales force) are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

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

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	0.00%	US$265.6 million
Profitability (3)	45%	0.00%	US$18.2 million
Quality (4)	15%	17.50%	110.0%
Customers Experience (5)	10%	7.05%	80.40%
Total	100%	24.55%

(1)
The corporate Profitability result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. The corporate Profitability represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs, foreign exchange gain and certain one-time items.

(2
For consolidated revenues metric, results will range from 40% to 100% of the weight upon attainment of a minimum threshold (US$280.7 million) up to the target defined at the beginning of the financial year (US$319.0 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$329.6 million).

(3)
For Profitability metric, results will range from 40% to 100% of the weight upon attainment of a minimum threshold (US$27.1 million) up to the target defined at the beginning of the financial year (US$37.0 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$39.8 million).

(4)
For quality, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (100%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 115%.

(5)
For Customers Experience, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (100%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 115%.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2020 within the overall Individual Performance Measures:

Germain Lamonde, Executive Chairman
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	0.00%
Corporate revenues and free cash flow growth	From 0% to 30%	2.59%
Strategic contribution
Positioning and transforming the Corporation’s product groups as set forth in the Corporation’s strategic plan and maximizing market impact, growth, profitability and relevancy	From 0% to 40%	31.40%
Delivering the strategic transformation imperatives as set forth in the Corporation’s strategic plan and strengthening the Corporation’s strategic capabilities	From 0% to 20%	17.90%
Total		51.89%
Total of Business Performance Measures (24.55%) X Individual Performance Measures (51.89%)		12.74%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Philippe Morin, CEO
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	0.00%
Corporate revenues and free cash flow growth	From 0% to 30%	2.59%
Strategic contribution
Positioning and transforming the Corporation’s product groups as set forth in the Corporation’s strategic plan and maximizing market impact, growth, profitability and relevancy	From 0% to 40%	28.80%
Delivering the strategic transformation imperatives as set forth in the Corporation’s strategic plan and strengthening the Corporation’s strategic capabilities	From 0% to 20%	18.80%
Total		50.19%
Total of Business Performance Measures (24.55%) X Individual Performance Measures (50.19%)		12.32%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Pierre Plamondon, CFO and Vice President of Finance
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	0.00%
Corporate revenues	From 0% to 20%	0.00%
Corporate cash flow from operations	From 0% to 10%	0.00%
Strategic contribution
Contribute to the Corporation’s finance function transformation set forth in the Corporation’s strategic plan	From 0% to 30%	30.00%
Contribute to the Corporation’s digital transformation set forth in the Corporation’s strategic plan	From 0% to 20%	15.00%
Leadership performance	From 0% to 10%	8.00%
Total		53.00%
Total of Business Performance Measures (24.55%) X Individual Performance Measures (53.00%)		13.01%

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

Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward three (3) elements that are shareholder oriented (contribution margins, bookings and EBITDA). The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Floyd Allen Johnston, Vice President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	86,000	68,316
Bonus on Bookings Achievement (2)	86,000	69,184
Corporate EBITDA (3)	43,000	–
Total	215,000	137,500

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

(2)
The amount of bonus for the attainment of the bookings’ targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable and capped at 150%.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is achieved then 40% up to 100% of achievement is payable and capped at 125% but if it is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Willem Jan te Niet, Vice President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	68,337	47,115
Bonus on Bookings Achievement (2)	68,337	48,985
Corporate EBITDA (3)	34,168	–
Total	170,842	96,100

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

(2)
The amount of bonus for the attainment of the bookings’ targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable and capped at 150%.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is achieved then 40% up to 100% of achievement is payable and capped at 125% but if it is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

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

During the financial year ended August 31, 2020, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the Executive Chairman since the end of the financial year ended August 31, 2012, is entitled to receive PSUs or RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, CEO	55.0%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Floyd Allen Johnston, Vice President, Sales ─ Americas	42.5%
Willem Jan te Niet, Vice President, Sales ─ EMEA	37.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

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

PSUs or RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2020, the Corporation determined the number of PSUs or RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section “Summary Compensation Table” hereof, all of the NEOs, with the exception of the Executive Chairman as described earlier, were granted PSUs and RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options, PSUs or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non‑transferable, except in the event of death, for legal representative. As at November 1, 2020, there were no options granted and none outstanding.

The fair value at the time of grant of a PSU or RSU is equal to the market value of Subordinate Voting Shares at the time the PSU or RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any PSU or RSU issued is non-transferable, except in the event of death, for legal representative. As at August 31, 2020, there were a total of 143,251 PSUs granted and outstanding pursuant to the LTIP having a weighted fair value at the time of grant of US$3.84 (CA$5.06) and a total of 1,713,115 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.82 (CA$4.96) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 11,792,893 Subordinate Voting Shares, which represents 21.2% of the Corporation’s issued and outstanding voting shares as of August 31, 2020. From this total, 5,218,429 Subordinate Voting Shares have been issued and 2,187,692 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 13.3% of the Corporation’s issued and outstanding voting shares as of August 31, 2020, leaving 4,386,772 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 7.9% of the issued and outstanding voting shares as of August 31, 2020.

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

The vesting dates of PSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the financial year ended August 31, 2020, the PSUs granted and their respective vesting schedule. No PSUs were granted during the financial years ended August 31, 2016, 2017, 2018 and 2019.

Financial Year Ended	Grant Date	PSUs Granted (#)	Fair Value at the Time of Grant (US$/PSU)	Vesting Schedule
August 31, 2020	October 17, 2019	140,995	3.83
100% on the third anniversary date of the grant if performance objectives related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	January 14, 2020	1,783	4.30
	July 15, 2020	473	3.66
	Total	143,251

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2020	October 17, 2019	230,816	3.83	100% on the third anniversary date of the grant.
	January 14, 2020	186,065	4.30
	July 15, 2020	22,339	3.66
	Total	439,220

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2019	October 18, 2018	166,161	3.17	100% on the third anniversary date of the grant.
	January 15, 2019	238,500	3.42
	July 17, 2019	30,571	3.85
	October 18, 2018	197,699	3.17
100% on the third anniversary date of the grant if performance objectives related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	632,931
August 31, 2018	October 19, 2017	15,000	4.00	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2018	154,833	4.45
	February 2, 2018	30,000	4.62
	October 19, 2017	211,155	4.00
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

The LTIP provides that any PSU or RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The LTIP provides that any PSU or RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP also provides that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the PSU or RSU holder, the PSU or RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of a PSU or RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which a PSU or RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option, PSU or RSU may first be exercised or the time during which an option, PSU or RSU or any part thereof will become exercisable.

The full text of the LTIP is included in our 2018 Annual Information Form on Form 20-F under Exhibit 4.59, which was filed on November 27, 2018 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the United States.

Performance Share Units Grants in Last Financial Year

The aggregate number of PSUs granted from September 1, 2019 to August 31, 2020, was 143,251 having a weighted average fair value at the time of grant of US$3.84 (CA$5.06) per PSU. The fair value at the time of grant of a PSU is equal to the market value of Subordinate Voting Shares at the time PSUs are granted. As at August 31, 2020, there were a total of 143,251 PSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.84 (CA$5.06) per PSU.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2019 to August 31, 2020, was 439,220 having a weighted average fair value at the time of grant of US$4.02 (CA$5.28) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. As at August 31, 2020, there were a total of 1,713,115 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.82 (CA$4.96) per RSU.

The PSUs or RSUs are redeemed for Subordinate Voting Shares issued from treasury on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a PSU or a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The tables below show information regarding PSU and RSU grants made under the LTIP during the financial year ended August 31, 2020.

During the financial year ended August 31, 2020, the following PSUs were granted to the following NEOs:

Name	PSUs Granted (#)	Percentage of Total PSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/PSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	28,965	20.22%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	13,878	9.69%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Floyd Allen Johnston	15,258	10.65%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Willem Jan te Niet	11,553	8.06%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled PSUs.
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

(3)	All PSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those PSUs granted in the financial year ended August 31, 2020 vest on the third anniversary date of the grant but are subject to the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Such performance objectives are based on the attainment of a profitability metric target for the upcoming three fiscal years. The profitability metric is determined as the upcoming three fiscal year‘s cumulative Corporation’s IFRS net earnings (loss) before interest and other income/ expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange gain or loss, (“LTIP EBITDA”). Accordingly, the vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 0% for a LTIP EBITDA below half of the target for the three-year period ending on August 31, 2022; ii) 50% to 100% for a LTIP EBITDA from half the target to the attainment of the target for the three-year period ending on August 31, 2022; and iii) above 100% no cap for a LTIP EBITDA above the target for the three-year period ending on August 31, 2022.

During the financial year ended August 31, 2020, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	15,000	10.01%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
	28,965
Pierre Plamondon	13,878	3.16%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
Floyd Allen Johnston	30,000	10.30%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
	15,258
Willem Jan te Niet	15,000	6.05%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
	11,553

(1)	Such percentage does not include any cancelled RSUs.
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

The following table summarizes information about PSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2020:

	Number of PSUs (#)	% of Issued and Outstanding PSUs	Weighted Average Fair Value at the Time of Grant ($US/PSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	28,965	20.22%	3.83
Board of Directors (four (4) individuals)	–	–	–
Management and Corporate Officers (thirteen (13) individuals)	113,813	79.45%	3.84

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2020:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	294,603	15.87%	3.73
Board of Directors (four (4) individuals)	–	–	–
Management and Corporate Officers (thirteen (13) individuals)	768,064	41.37%	3.63

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2020 and thereafter until November 1, 2020. As at November 1, 2020, there were no options granted and none outstanding.

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

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2020 was 79,819. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2020, there were a total of 331,326 DSUs credited and outstanding pursuant to the DSU Plan having a weighted average fair value at the time of grant of US$3.79 (CA$4.89).

During the financial year ended August 31, 2020, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
79,819	3.43	273,779	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2020:

	DSUs Granted (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (four (4) individuals)	331,326	100%	1,255,726	3.79

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2020, 79,819 DSUs, 143,251 PSUs and 439,220 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the DSU Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 11,792,893, which represents 21.2% of the Corporation’s issued and outstanding voting shares as at August 31, 2020. As at August 31, 2020, the number of Subordinate Voting Shares reserved for future issuance is 4,386,772 representing 7.9% of the Corporation’s issued and outstanding voting shares as at August 31, 2020.

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

The stock appreciation rights, reflecting a PSU or RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2016, January 2017 and January 2018 and at a rate of 100% on the third anniversary date of the date of grants made in January 2019 and January 2020.

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

From September 1, 2019 until November 1, 2020, 7,250 Stock Appreciation Rights (“SARs”) were exercised.

During the financial year ended August 31, 2020, 5,900 SARs were granted to employees. As at August 31, 2020, there were 19,650 SARs outstanding.

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

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the “DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s Executive Chairman, under which the Corporation may elect to match the employees’ contributions up to a maximum of 4% of an employee’s gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2018, 2019 and 2020 amounted to US$1,610,000, US$1,592,000 and US$1,626,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife), the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require, the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2018, 2019 and 2020, the Corporation made aggregate contributions of US$591,000, US$460,000 and US$464,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2020 Performance and Compensation

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

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 19, 2016	October 19, 2020	0%
October 19, 2017	October 19, 2020	0%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

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

Executive Chairman Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as Executive Chairman to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2020	2019	2018	Three-Year Total
Cash
Base Salary	CA$494,036	CA$486,735	CA$588,350	CA$1,569,121
Short-Term Incentive	CA$40,908	CA$230,128	CA$160,800	CA$431,836
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$534,944	CA$716,863	CA$749,150	CA$2,000,957
Contribution to DPSP	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$534,944	CA$716,863	CA$749,150	CA$2,000,957
Annual Average	–	–	–	CA$666,986
Total Market Capitalization (CA$ millions) as at August 31	261.8	268.4	318.0	282.8
Total Cost as a % of Market Capitalization	0.20%	0.27%	0.24%	0.24%

CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Philippe Morin in respect of his performance as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2020	2019	2018	Three-Year Total
Cash
Base Salary	CA$539,876	CA$531,898	CA$522,750	CA$1,594,524
Short-Term Incentive	CA$34,924	CA$189,528	CA$115,396	CA$339,848
Equity
Long-Term Incentive	CA$368,296	CA$323,449	CA$256,251	CA$947,991
Total Direct Compensation	CA$943,096	CA$1,044,875	CA$894,397	CA$2,882,368
Contribution to DPSP	CA$16,259	CA$24,156	CA$986	CA$41,401
All Other Compensation	–	–	–	–
Total Compensation	CA$959,355	CA$1,069,031	CA$895,383	CA$2,923,769
Annual Average	–	–	–	CA$974,590
Total Market Capitalization (CA$ millions) as at August 31	261.8	268.4	318.0	282.8
Total Cost as a % of Market Capitalization	0.37%	0.40%	0.28%	0.34%

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

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Germain Lamonde, Executive Chairman	2020	367,094 (US)	─	(US)	–	30,397	(US)	–	–	–		397,491	(US)
		494,036 (CA)	─	(CA)	–	40,908	(CA)					534,944	(CA)
	2019	367,430 (US)	─	(US)	–	173,721	(US)	–	–	–		541,151	(US)
		486,735 (CA)	─	(CA)	–	230,128	(CA)					716,863	(CA)
	2018	460,800 (US)	─	(US)	–	125,940	(US)	–	–	–		586,740	(US)
		588,350 (CA)	─	(CA)	–	160,800	(CA)					749,150	(CA)
Philippe Morin, CEO	2020	401,156 (US)	273,664	(US)	–	25,950	(US)	–	–	12,081	(US)	712,851	(US)
		539,876 (CA)	368,296	(CA)		34,924	(CA)			16,259	(CA)	959,355	(CA)
	2019	401,523 (US)	244,168	(US)	–	143,072	(US)	–	–	18,235	(US)	806,998	(US)
		531,898 (CA)	323,449	(CA)		189,528	(CA)			24,156	(CA)	1,069,031	(CA)
	2018	409,422 (US)	200,698	(US)	–	90,379	(US)	–	–	772	(US)	701,271	(US)
		522,750 (CA)	256,251	(CA)		115,396	(CA)			986	(CA)	895,383	(CA)
Pierre Plamondon, CFO and Vice President, Finance	2020	233,757 (US)	104,152	(US)	–	13,687	(US)	–	–	10,181	(US)	361,777	(US)
		314,591 (CA)	140,168	(CA)		18,420	(CA)			13,701	(CA)	486,880	(CA)
	2019	235,129 (US)	117,856	(US)	–	86,330	(US)	–	–	10,368	(US)	449,683	(US)
		311,476 (CA)	156,123	(CA)		114,362	(CA)			13,734	(CA)	595,695	(CA)
	2018	241,535 (US)	106,561	(US)	–	60,189	(US)	–	–	7,833	(US)	416,118	(US)
		308,392 (CA)	136,057	(CA)		76,850	(CA)			10,002	(CA)	531,301	(CA)
Floyd Allen Johnston, Vice President, Sales — Americas(7)	2020	275,000 (US)	231,776	(US)	–	137,500	(US)	–	–	–	(US)	644,276	(US)
		370,095 (CA)	311,925	(CA)		185,047	(CA)			–	(CA)	867,067	(CA)
Willem Jan te Niet, Vice President, Sales — EMEA	2020	235,990 (US)	145,946	(US)	–	96,100	(US)	–	–	18,879	(US)	496,915	(US)
		317,596 (CA)	196,414	(CA)		129,331	(CA)			25,408	(CA)	668,749	(CA)
		212,179 (€)	131,220	(€)		86,403	(€)			16,974	(€)	446,776	(€)
	2019	235,956 (US)	93,559	(US)	–	140,320	(US)	–	–	18,877	(US)	488,712	(US)
		312,571 (CA)	123,938	(CA)		185,882	(CA)			25,006	(CA)	647,397	(CA)
		208,019 (€)	82,482	(€)		123,706	(€)			16,642	(€)	430,849	(€)
	2018	243,191 (US)	80,612	(US)	–	141,296	(US)	–	–	19,455	(US)	484,554	(US)
		310,506 (CA)	102,925	(CA)		180,406	(CA)			24,841	(CA)	618,678	(CA)
		203,940 (€)	67,601	(€)		118,491	(€)			16,315	(€)	406,347	(€)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3458 = US$1.00 for the financial year ended August 31, 2020, CA$ 1.3247 = US$1.00 for the financial year ended August 31, 2019 and CA$1.2768 = US$1.00 for the financial year ended August 31, 2018. The compensation information for the Netherlands resident has been converted from Euros to US dollars based upon an average foreign exchange rate of €0.8991 = US$1.00 for the financial year ended August 31, 2020, €0.8816 = US$1.00 for the financial year ended August 31, 2019 and €0.8386 = US$1.00 for the financial year ended August 31, 2018 and the conversion from US dollars to Canadian dollars is made as described above.

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

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:
Name	Paid during the Financial Year Ended August 31, 2020 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2021 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2020 (i) ($)
Germain Lamonde	–	(US)	30,397	(US)	30,397	(US)
	–	(CA)	40,908	(CA)	40,908	(CA)
Philippe Morin	–	(US)	25,950	(US)	25,950	(US)
	–	(CA)	34,924	(CA)	34,924	(CA)
Pierre Plamondon	–	(US)	13,687	(US)	13,687	(US)
	–	(CA)	18,420	(CA)	18,420	(CA)
Floyd Allen Johnston	95,767	(US)	41,733	(US)	137,500	(US)
	128,883	(CA)	56,164	(CA)	185,047	(CA)
Willem Jan te Niet	64,659	(US)	31,441	(US)	96,100	(US)
	87,018	(CA)	42,313	(CA)	129,331	(CA)
	58,135	(€)	28,268	(€)	86,403	(€)

(i)	Refer to note 2 above.
(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan”, the 401K plan as detailed under section “Compensation Discussion and Analysis – 401K plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP.

(6)	Including a discretionary bonus of CA$10,000 (US$7,832).
(7)	Mr. Johnston joined the Corporation as of September 3, 2019.

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

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option, PSUs and RSU awards outstanding as at August 31, 2020, if any, including those granted before August 31, 2020.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (PSUs or RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised “in-the-money” Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	–	–	–
Philippe Morin (2)	–	–	–	–	323,568	1,164,845	–
Pierre Plamondon (3)	–	–	–	–	144,295	519,462	–

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (PSUs or RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised “in-the-money” Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Floyd Allen Johnston (4)	–	–	–	–	60,516	217,858	–
Willem Jan te Niet (5)	–	–	–	–	103,842	373,831	–

(1)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(2)	As at August 31, 2020, Mr. Morin had 28,965 outstanding PSUs having a value of US$104,274 and 294,603 outstanding RSUs having a value of US$1,060,571.
(3)	As at August 31, 2020, Mr. Plamondon had 13,878 outstanding PSUs having a value of US$49,961 and 130,417 outstanding RSUs having a value of US$469,501.
(4)	As at August 31, 2020, Mr. Johnston had 15,258 outstanding PSUs having a value of US$54,929 and 45,258 outstanding RSUs having a value of US$162,929.
(5)	As at August 31, 2020, Mr. te Niet had 11,553 outstanding PSUs having a value of US$41,591 and 92,289 outstanding RSUs having a value of US$332,240.

Exercised Option-Based Awards

No option-based awards of the Corporation were held during the financial year ended August 31, 2020 by the NEOs.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2020, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2020, if any.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	–	30,397
Philippe Morin	293,957	25,950
Pierre Plamondon	102,653	13,687
Floyd Allen Johnson	–	137,500
Willem Jan te Niet	39,934	96,100

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the PSUs or RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the daily exchange rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2020 (as indicated under the “Summary Compensation Table”).

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

The Corporation has an employment agreement with Mr. Floyd Allen Johnston, the Corporation’s Vice President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Johnston’s employment without cause, Mr. Johnston will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. Johnston’s employment is terminated following a Change of Control, he will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary and to the immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Willem Jan te Niet, the Corporation’s Vice President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. te Niet’s employment without cause, Mr. te Niet will be entitled to severance payments equal to six (6) months plus one (1) month per year of service as a Vice President of the Corporation with a maximum of twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. te Niet’s employment is terminated following a Change of Control, he will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary and to the immediate vesting of all stock options, PSUs and RSUs if any.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2020, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3)		Voluntary ($)
Germain Lamonde	1,110,596	(US) (4)	1,110,596	(US)	0	(5)
	1,448,328	(CA)	1,448,328	(CA)
Philippe Morin	1,147,729	(US)	1,580,129	(US)	–
	1,497,821	(CA)	2,060,646	(CA)
Pierre Plamondon	574,524	(US)	1,013,431	(US)	–
	749,722	(CA)	1,321,617	(US)
Floyd Allen Johnston	201,051	(US)	355,358	(US)	–
	262,283	(CA)	463,423	(US)
Willem Jan te Niet	403,749	(US)	500,505	(US)	–
	526,809	(CA)	652,709	(CA)
	338,139	(€)	419,173	(€)

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2020 and includes, as the case may be for each NEO, the base salary that would have been received and total value of PSUs, RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 5 below and includes: the base salary, STIP compensation, and total value of PSUs, RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report. The amount for the total value attached to the vesting of PSUs, RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.3041 = US$1.00 as of August 31, 2020. The aggregate amount for Netherlands resident has been converted from Euros to US dollars based upon a foreign exchange rate of €0.8375 = US$1.00 as of August 31, 2020.

(3)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2020 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of PSUs, RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report, the total value attached to the vesting of PSUs, RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

(4)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2020 and includes: the base salary, STIP compensation, and total value of PSUs, RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Annual Report; the total value attached to the vesting of PSUs or RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(5)	Mr. Lamonde did not hold any PSUs, RSUs or options on August 31, 2020.

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

	From September 1, 2019 to February 29, 2020(1)			From March 1, 2020 to August 31, 2020(1)
Annual Retainer for Directors (Canadian) (2)	CA$70,000	US$52,014	(3)	CA$80,000	US$59,444	(3)
Annual Retainer for Directors (outside Canada) (2)	CA$94,206	US$70,000	(3)	CA$107,664	US$80,000	(3)
Annual Retainer for Lead Director	CA$10,000	US$7,431	(3)	CA$15,000	US$11,146	(3)
Annual Retainer for Audit Committee Chairman	CA$12,000	US$8,917	(3)	CA$15,000	US$11,146	(3)
Annual Retainer for Audit Committee Members (Canadian)	CA$4,500	US$3,344	(3)	CA$8,500	US$6,316	(3)
Annual Retainer for Audit Committee Members (outside Canada)	CA$6,056	US$4,500	(3)	CA$11,439	US$8,500	(3)
Annual Retainer for Human Resources Committee Chairman	CA$7,000	US$5,201	(3)	CA$10,000	US$7,431	(3)
Annual Retainer for Human Resources Committee Members (Canadian)	CA$4,500	US$3,344	(3)	CA$5,500	US$4,087	(3)
Annual Retainer for Human Resources Committee Members (outside Canada)	CA$6,056	US$4,500	(3)	CA$7,402	US$5,500	(3)

(1)	The Directors received their Annual Retainers on a pro rata basis for the financial year ended August 31, 2020.
(2)	All the Directors elected to receive 100% of their Annual Retainer for Directors in form of DSUs except Mr. François Côté, who elected to receive 75% of his Annual Retainer in form of DSUs.
(3)
The compensation information has been converted from Canadian dollars to US dollars (and vice versa) based upon an average foreign exchange rate of CA$1.3458 = US$1.00 for the financial year ended August 31, 2020.

In the financial year ended August 31, 2020, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)		Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
François Côté	76,163	(US)	–	–	–	–	–	76,163	(US)
	102,500	(CA)						102,500	(CA)
Angela Logothetis	86,500	(US)	–	–	–	–	–	86,500	(US)
	116,412	(CA)						116,412	(CA)
Claude Séguin	69,475	(US)	–	–	–	–	–	69,475	(US)
	93,500	(CA)						93,500	(CA)
Randy E. Tornes	86,500	(US)	–	–	–	–	–	86,500	(US)
	116,412	(CA)						116,412	(CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3458 = US$1.00 for the financial year ended August 31, 2020 except for compensation amounts paid to Ms. Angela Logothetis and Mr. Randy E. Tornes which were paid in US dollars. Subject to our internal policy, the fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)		Cash ($)		Total ($)
François Côté	41,797	(US)	34,366	(US)	76,163	(US)
	56,250	(CA)	46,250	(CA)	102,500	(CA)
Angela Logothetis	86,500	(US)	–	(US)	86,500	(US)
	116,412	(CA)	–	(CA)	116,412	(CA)
Claude Séguin	69,475	(US)	–	(US)	69,475	(US)
	93,500	(CA)	–	(CA)	93,500	(CA)
Randy E. Tornes	75,000	(US)	11,500	(US)	86,500	(US)
	100,935	(CA)	15,477	(CA)	116,412	(CA)

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2020, if any, including awards granted before August 31, 2020.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
François Côté	50,820	182,952	–
Angela Logothetis	75,032	270,115	–
Claude Séguin	84,575	304,470	–
Randy E. Tornes	120,899	435,236	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Share-Based Awards

In the financial year that ended August 31, 2020, none of the DSUs of Directors vested and the Directors did not receive any non-equity incentive compensation from the Corporation.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2020, or that may be issued, under the Corporation’s LTIP and DSU Plan, both of which were approved by the Corporation’s shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding DSUs, Options, PSU and RSUs (#) (a)	Weighted-Average Exercise Price of Outstanding DSUs, Options, PSU and RSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
DSU Plan – DSUs	331,326	n/a (1)	4,386,772
LTIP – Options	–	–
LTIP - PSUs	143,251	–
LTIP – RSUs	1,713,115	n/a (1)

(1)	The value of DSUs, PSUs and RSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual the following table sets out the burn rate of the awards granted under the Corporation’s security-based compensation arrangements as of the end of the financial years ended August 31, 2020, August 31, 2019 and August 31, 2018. As at November 1, 2020 the only security-based compensation arrangements are the LTIP and the DSU Plan. The table below sets out the burn rate for such security-based compensation arrangements. The burn rate is calculated by dividing the number of DSUs, options, PSUs or RSUs, as applicable, granted under the respective plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year:

	Year ended August 31, 2020	Year ended August 31, 2019	Year ended August 31, 2018
Number of DSUs granted	79,819	69,818	65,745
Number of Options granted	–	–	–
Number of PSUs granted	143,251	–	–
Number of RSUs granted	439,220	632,931	420,621
Weighted average number of securities outstanding for the applicable year	55,703,766	55,325,000	54,998,000
Annual burn rate of the DSUs	0.1%	0.1%	0.1%
Annual burn rate of Options	–	–	–
Annual burn rate of PSUs	0.3%	–	–
Annual burn rate of RSUs	0.8%	1.1%	0.8%

PERFORMANCE GRAPH

The below line graph compares the cumulative total shareholder return of the Corporation’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2020. It assumes that the initial value of the investment in the Corporation’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2015. The below bar chart illustrates the trend in total compensation paid to the NEOs in office during such periods; the Executive Chairman, CEO and CFO are included in each period but the other named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section “Summary Compensation Table”.

The Corporation’s Stock Performance
(September 1, 2015 to August 31, 2020)

	August 31,
	2015	2016	2017	2018	2019	2020
EXFO Subordinate Voting Shares (CA$)	$100	$109	$147	$146	$123	$119
S&P/TSX Composite Index (CA$)	$100	$108	$113	$121	$122	$122
NEOs’ total compensation (in millions of CA$)	$2.6	$4.1	$3.9	$3.4	$3.8	$3.5

Since the base year 2015, the line graph reflects that EXFO outperformed the S&P/TSX Composite Index from 2016 to 2019 but underperformed in 2020. At the end of the five-year measurement period, the performance gap between EXFO and the S&P/TSX Composite Index was relatively small in the latter’s favor. Total shareholder return for the Corporation increased in 2016 and particularly in 2017, remained stable in 2018, then slipped in 2019 and to a lesser degree in 2020. Total shareholder return for the Index steadily increased in 2016, 2017 and 2018, then stabilized in 2019 and 2020.

The Corporation was negatively impacted by uneven macro-economic conditions, including the ill-effects of the coronavirus pandemic in 2020, and irregular telecom spending during this five-year period. Its sales were also affected by global exchange rates, notably the increase of the US dollar versus a basket of currencies like the Canadian dollar, British pound and Euro. The Index, meanwhile, was less perturbed by uneven macro-economic conditions. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart on the previous page illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation’s share price performance in 2016 and 2020, but not in 2017, 2018 and 2019. The following information should be considered when analyzing the chart:

•
The Corporation’s share price performance increased from September 1, 2015 to August 31, 2016. Total compensation received by the NEOs during this period also increased but at a higher rate than the Corporation’s share price. It should be noted that the Corporation hired an executive to the newly created position of Chief Operating Officer in the early part of the financial year, which contributed to the increase in total compensation received by the NEOs during this period.

•
The Corporation’s share price performance increased from September 1, 2016 to August 31, 2017. Total compensation received by the NEOs decreased during this period as certain financial targets were not met, which consequently was aligned with shareholders’ interests.

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

•
The Corporation’s share price performance decreased from September 1, 2018 to August 31, 2019. Total compensation received by the NEOs increased during this period since most financial targets were met with revenues, bookings, IFRS net loss, adjusted EBITDA and cash flows from operations improving year-over-year.

•
The Corporation’s share price performance slightly decreased from September 1, 2019 to August 31, 2020. Total compensation received by the NEOs slightly dropped as well during this period, which aligned it with the Corporation’s share price performance.

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

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of PSUs and RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of the Corporation’s share price will affect the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors, the Corporation as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$616,825 from September 30, 2020 to September 30, 2021, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$15 million per year, subject to a deductible of US$250,000 for liability incurred by its officers and directors and US$500,000 for liability incurred by the Corporation and/or its subsidiaries (Side C coverage). A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is exhausted. All defense costs remain payable by the insurance carriers outside the limits of insurance per actual Quebec’s civil code provision.

C.	Board Practices

Board of Directors

Our Directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. We plan to hold our next annual meeting of shareholders on January 13, 2021. Our articles of incorporation provide for a Board of Directors of a minimum of three (3) and a maximum of twelve (12) Directors. Our Board of Directors presently consists of six Directors. Under the Canada Business Corporations Act, twenty-five percent of the Directors and of the members of any committee of the Board of Directors must be resident Canadians. We have no arrangements with any of our Directors providing for the payment of benefits upon their termination of service as Director except for the vesting of their respective Deferred Share Units as detailed above.

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

GERMAIN LAMONDE
		St-Augustin-de-Desmaures, Quebec, Canada Director since September 1985 Not Independent (Management) Principal Occupation: Executive Chairman of the Board of Directors
Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company’s Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market and the world’s #1 fiber/highspeed testing company, with customers in over one hundred countries. Today as Executive Chairman, Mr. Lamonde leads EXFO’s acquisitions strategy and is actively involved in defining the company’s growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development and was named EY Entrepreneur of the Year 2018 Canada. Mr. Lamonde is presently Chairman of ENCQOR, the Canada-Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation and serves on the Board of QG100 – a CEO development forum. Mr. Lamonde holds a bachelor’s degree in engineering physics from Polytechnique Montréal and a master’s degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and is also a Fellow of the Canadian Academy of Engineering.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors			6/6	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	PSUs (#)	RSUs (#)	Total Shares (2) and PSUs, RSUs (#)	Total Market Value (3) of Shares (2)and PSUs, RSUs (US$)
August 31, 2020	3,672,474 (4)	31,643,000 (5)	–	–	35,315,474	127,135,706

(1)	From September 1, 2019 until November 1, 2020, Mr. Lamonde attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of PSUs or RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec’s presence and driving the company’s national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor’s degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Purkinje, a Montreal health IT growth company as Chairman. Mr. Côté also serves on the Advisory Committee of Groupe Morneau.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 5/5 5/5 6/6	83% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (2) and DSUs (#)	Total Market Value (3) of Shares (2) and DSUs (US$)
August 31, 2020	6,500	50,820	57,320	206,352

(1)	From September 1, 2019 until November 1, 2020, Mr. Côté attended two (2) board meetings in person and three (3) board meetings by video conference.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

ANGELA LOGOTHETIS
Bath, United Kingdom Director since January 2017 Independent Principal Occupation: Vice President and CTO, Amdocs Open Network (1)
Angela Logothetis brings more than twenty-five (25) years of experience in the telecommunications industry. Ms. Logothetis has deep software technology and services expertise having worked for market-leading Information and Communication Technologies companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has worked in senior leadership positions in ANZ, APAC and EMEA and held global responsibilities for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Ms. Logothetis is a member of the EMEA advisory board for a major semiconductor company, a strategic growth advisor for two technology scale-ups and is on the board of the 5G labs for a major service provider. Outside of telecommunications, Ms. Logothetis is engaged in climate change, future of work and women in technology initiatives. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 6/6	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (3) and DSUs (#)	Total Market Value (4) of Shares (3) and DSUs (US$)
August 31, 2020	–	75,032	75,032	270,115

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	From September 1, 2019 until November 1, 2020, Ms. Logothetis attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(3)	Refers to Subordinate Voting Shares.
(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

PHILIPPE MORIN
Montreal, Quebec, Canada Director since January 2018 Not Independent (Management) Principal Occupation: CEO of the Corporation
Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017 and is responsible for the Corporation’s strategy and financial directions, goals and results. He has more than thirty (30) years of experience in the telecommunications industry and joined EXFO in November 2015 as Chief Operating Officer (COO) leading the company’s global sales leadership, market development, and product strategy. Before joining EXFO, Mr. Morin was Senior Vice President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice President and General Manager of Optical Networks. Philippe Morin holds a bachelor’s degree in electrical engineering from Université Laval in Quebec City, Canada, and a master’s degree in business administration (MBA) from McGill University in Montreal, Canada.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors	6/6	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	PSUs (#)	RSUs (#)	Total Shares (2) and PSUs, RSUs (#)	Total Market Value (3) of Shares (2) and PSUs, RSUs (US$)
August 31, 2020	692,195	28,965	294,603	1,015,763	3,656,747

(1)	From September 1, 2019 until November 1, 2020, Mr. Morin attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of PSUs or RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Director
Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of Hydro-Quebec and HEC-Montréal. He also chairs the Boards of Centraide of Greater Montreal Foundation as well as the Fonds de solidarité FTQ, a $15B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master’s and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 6/6	100% 100% 100% 100%	Fonds de solidarité FTQ
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (2) and DSUs (#)	Total Market Value (3) of Shares (2) and DSUs (US$)
August 31, 2020	5,000	84,575	89,575	322,470

(1)	From September 1, 2019 until November 1, 2020, Mr. Séguin attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Global AT&T Client Executive & Account Leader for Dell Technologies Select (1)
Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Global AT&T Client Executive & Account Leader for Dell Technologies Select. Prior to joining DTS, Mr. Tornes was Vice President and Client Partner for AT&T at Altran, a Capgemini Company. Prior to joining Altran, Mr. Tornes was Vice President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice President Sales (AT&T account). Before that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 6/6	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (3) and DSUs (#)	Total Market Value (4) of Shares (3) and DSUs (US$)
August 31, 2020	–	120,899	120,899	435,236

(1)	Dell Technologies Select is a global organization uniquely organized to deliver business outcomes to some of the most well-known and complex enterprises.
(2)	From September 1, 2019 until November 1, 2020, Mr. Tornes attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(3)	Refers to Subordinate Voting Shares.
(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

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

From September 1, 2019 through November 1, 2020, the Board met a total of six (6) times. Each member attended all meetings, except for Mr. Côté who was absent at one (1) meeting.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a human resources committee and a disclosure committee.

Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence. Further to changes to NASDAQ corporate governance rules and Securities and Exchange Act rules flowing from the adoption of the Sarbanes-Oxley Act, we review our audit committee charter annually to ensure that we comply with all new requirements. Accordingly, in October 2020, the Audit Committee reviewed the Audit Committee Charter, a copy of which is filed as Exhibit 11.5 to this Annual Report and is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2020, the audit committee is composed of four independent Directors: François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the audit committee is Claude Séguin.

From September 1, 2019 through November 1, 2020, the Audit Committee met a total of five (5) times. Each member attended all meetings.

Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our executive officers and the chief executive officer. This committee will also review annually the remuneration of the Directors and will recommend to the Board of Directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our Directors, executive officers and employees as a whole. Finally, the human resources committee will review our organizational structure annually and the development and maintenance of a succession plan. In October 2014 and in October 2017, the Human Resources Committee reviewed and amended the Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, copy of which is filed as Exhibit 11.6 to our 2014 Annual Report and as Exhibit 11.15 to our 2017 Annual Report, the Human Resources Committee reviewed and amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman which is also readily available from EXFO’s website at www.EXFO.com. Information on our Web site is not incorporated by reference in this Annual Report. As at November 1, 2020, the Human Resources Committee is composed of four (4) independent Directors: François Côté, Angela Logothetis, Claude Séguin and Randy E. Tornes. The chairperson of the Human Resources Committee is François Côté.

From September 1, 2019 through November 1, 2020, the Human Resources committee met a total of five (5) times and all members attended all meetings.

The disclosure committee is responsible for overseeing our disclosure practices. This committee consists of the executive chairman, the chief executive officer, the chief financial officer, the director of investor relations, the director of financial reporting and accounting as well as our general counsel and corporate secretary.

Furthermore, our independent Directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent Directors hold as many meetings, as needed, annually and any Director may request such meeting at any time. From September 1, 2019 through November 1, 2020, six (6) meetings of independent Directors without management occurred and all members attended all meetings. In June 2011, an Independent Members Committee Charter was adopted. A copy of this Independent Members Committee Charter has been filed as Exhibit 11.9 to our 2011 Annual Report.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 (“MI 52‑110”). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in this Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

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

Our 2020 Annual Information Form on Form 20-F (also filed with the Securities and Exchange Commission (“SEC”)), which will be available on or before November 29, 2020 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

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

As of November 1, 2020, we had a total of 1,814 employees, up from a total of 1,810 on November 1, 2019. We have 729 employees in Canada, primarily based in the province of Quebec, and 1,085 employees based outside of Canada. 665 are involved in research and development, 382 in manufacturing, 282 in sales and marketing, 180 in general administrative positions and 305 in communications and customer support. We have agreements with the majority of our employees covering confidentiality and non-competition. Our 94 manufacturing employees based in Quebec City plant are represented by a collective agreement through “Syndicat des employé(e)s d’EXFO”. Our 51 employees in Spain are represented by a collective agreement through an independent union and 169 employees in Rennes, France, are represented by collective agreements through CFDT and CGT. We have never experienced a work stoppage. We believe that relations with our employees and bargaining unit are good.

E.	Share Ownership

The following table presents information regarding the ownership of Subordinate Voting Shares, Exercisable “in‑the‑money” and “out-of-the-money” options and the beneficial ownership of our share capital as at November 1, 2020 by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of our subordinate voting shares are entitled to one (1) vote per share and holders of our multiple voting shares are entitled to ten (10) votes per share.

Name	Subordinate Voting Shares Owned			Currently Exercisable Options Owned as at November 1, 2020				Total Subordinate Voting Shares Beneficially Owned (1)		Multiple Voting Shares Beneficially Owned (1)			Total Percentage of Voting Power
				“In-the-money”		“Out-of- the-money”
	Number		Percent	Number	Percent	Number	Percent	Number	Percent	Number		Percent	Percent
Germain Lamonde	3,672,474	(2)	15.20	–	*	–	*	3,672,474	15.20	31,643,000	(3)	100	93.98
Philippe Morin	692,195		2.87	–	*	–	*	692,195	2.87	–		–	*
Pierre Plamondon	124,606		*	–	*	–	*	124,606	*	–		–	*
François Côté	6,500		*	–	*	–	*	6,500	*	–		–	*
Angela Logothetis	–		*	–	*	–	*	–	*	–		–	*
Claude Séguin	5,000		*	–	*	–	*	5,000	*	–		–	*
Randy E. Tornes	–		*	–	*	–	*	–	*	–		–	*
Floyd Allen Johnston	–		*	–	*	–	*	–	*	–		–	*
Willem Jan te Niet	4,986		*	–	*	–	*	4,986	*	–		–	*
Other executive officers as a group	72,082		*	–	*	–	*	72,082	*	–		–	*
All of our Directors and executive officers as a group	4,577,843		18.95	–	*	–	*	4,577,843	18.95	31,643,000		100	94.25

*	Less than 1%.
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options that are currently exercisable or exercisable within sixty (60) days as at November 1, 2020 (including options that have an exercise price above the market price) are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, DSUs, PSUs and RSUs are not included.

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

There are no options outstanding as at November 1, 2020.

The following table presents information regarding Deferred Share Units, Performance Share Units and Restricted Share Units held by our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group, as at November 1, 2020.

Name	DSUs				PSUs				RSUs
	Number		Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/PSU (2)	Number		Percentage	Fair Value at the time of grant US$/RSU (3)
Germain Lamonde	–		–	–	–		–	–	–		–	–
Philippe Morin	–		–	–	37,874	(4)	11.62%	2.98	37,874	(6)	2.15%	2.98
	–		–	–	28,965	(5)	8.88%	3.83	6,886	(7)	0.39%	2.98
	–		–	–					51,348	(8)	2.91%	3.43
	–		–	–					45,786	(9)	2.60%	4.01
	–		–	–					19,055	(10)	1.08%	4.89
	–		–	–					4,589	(11)	0.26%	4.89
	–		–	–					51,353	(12)	2.91%	4.00
	–		–	–					34,892	(13)	1.98%	3.17
	–		–	–					43,615	(14)	2.48%	3.17
	–		–	–					28,965	(15)	1.64%	3.83
	–		–	–					15,000	(16)	0.85%	3.83
Pierre Plamondon	–		–	–	18,057	(4)	5.54%	2.98	18,057	(6)	1.02%	2.98
	–		–	–	13,878	(5)	4.26%	3.83	4,013	(7)	0.23%	2.98
	–		–	–					24,239	(9)	1.38%	4.01
	–		–	–					27,266	(12)	1.55%	4.00
	–		–	–					16,842	(13)	0.96%	3.17
	–		–	–					21,052	(14)	1.19%	3.17
	–		–	–					13,878	(15)	0.79%	3.83
François Côté	50,820	(17)	15.34%	3.72	–		–	–	–		–	–
Angela Logothetis	75,032	(17)	22.64%	3.76	–		–	–	–		–	–
Claude Séguin	84,575	(17)	25.53%	3.80	–		–	–	–		–	–
Randy E. Tornes	120,899	(17)	36.49%	3.80	–		–	–	–		–	–
Floyd Allen Johnston	–		–	–	19,610	(4)	6.01%	2.98	19,610	(6)	1.11%	2.98
	–		–	–	15,258	(5)	4.68%	3.83	15,258	(15)	0.87%	3.83
	–		–	–					30,000	(16)	1.70%	3.83
Willem Jan te Niet	–		–	–	16,245	(4)	4.98%	2.98	16,245	(6)	0.92%	2.98
	–		–	–	11,553	(5)	3.54%	3.83	16,069	(9)	0.91%	4.01
	–		–	–					20,153	(12)	1.14%	4.00
	–		–	–					13,117	(13)	0.74%	3.17
	–		–	–					16,397	(14)	0.93%	3.17

Name	DSUs			PSUs				RSUs
	Number	Percentage	Estimated Average Value at the time of grant US$/DSU (1)	Number		Percentage	Fair Value at the time of grant US$/PSU (2)	Number		Percentage	Fair Value at the time of grant US$/RSU (3)
Other executive officers as a group	–	–	–	90,216	(4)	27.67%	2.98	92,961	(6)	5.28%	2.98
	–	–	–	63,302	(5)	19.42%	3.83	17,523	(7)	0.99%	2.98
	–	–	–					60,456	(9)	3.43%	4.04
	–	–	–					71,129	(12)	4.04%	4.00
	–	–	–					60,038	(13)	3.41%	3.17
	–	–	–					75,045	(14)	4.26%	3.17
	–	–	–					61,223	(15)	3.47%	3.83
	–	–	–					25,900	(16)	1.47%	3.83
	–	–	–					2,500	(18)	0.14%	3.42
	–	–	–					1,250	(19)	0.07%	5.10
	–	–	–					7,233	(20)	0.41%	4.45
	–	–	–					3,565	(21)	0.20%	4.30
	–	–	–					1,783	(22)	0.10%	4.30
Total	331,326	100.00%	3.78	314,958		96.60%	3.34	1,118,718		63.49%	3.57

All of the directors and executive officers as a group	331,326	100.00%	3.78	182,002	(4)	55.82%	2.98	187,747	(6)	10.49%	2.98
	–	–	–	132,956	(5)	40.78%	3.83	28,422	(7)	1.61%	2.98
	–	–	–	–		–	–	51,348	(8)	2.91%	3.43
	–	–	–	–		–	–	146,550	(9)	8.32%	4.04
	–	–	–	–		–	–	19,055	(10)	1.08%	4.89
	–	–	–	–		–	–	4,589	(11)	0.26%	4.89
	–	–	–	–		–	–	169,901	(12)	9.64%	4.00
	–	–	–	–		–	–	124,889	(13)	7.09%	3.17
	–	–	–	–		–	–	156,109	(14)	8.86%	3.17
	–	–	–	–		–	–	130,877	(15)	7.43%	3.83
	–	–	–	–		–	–	85,900	(16)	4.88%	3.83
	–	–	–	–		–	–	2,500	(18)	0.14%	3.42
	–	–	–	–		–	–	1,250	(19)	0.07%	5.10
	–	–	–	–		–	–	7,233	(20)	0.41%	4.45
	–	–	–	–		–	–	3,565	(21)	0.20%	4.30
	–	–	–	–		–	–	1,783	(22)	0.10%	4.30
Total	331,326	100.00%	3.78	314,958		96.60%	3.34	1,118,718		63.49%	3.57

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

(2)	The fair value at the time of grant of a PSU is equal to the market value of Subordinate Voting Shares at the time PSUs are granted.
(3)	The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted.
(4)	Those PSUs will vest on the third anniversary date of the grant in October 2020 on the attainment of performance objectives as determined by the Board of Directors.
(5)	Those PSUs will vest on the third anniversary date of the grant in October 2019 on the attainment of performance objectives as determined by the Board of Directors.
(6)	Those RSUs will vest on the third anniversary date of the grant in October 2020.
(7)	Those RSUs will vest on the third anniversary date of the grant in October 2020.
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

(13)	Those RSUs will vest on the third anniversary date of the grant in October 2018.
(14)	Those RSUs will vest on the third anniversary date of the grant in October 2018 on the attainment of performance objectives as determined by the Board of Directors.
(15)	Those RSUs will vest on the third anniversary date of the grant in October 2019.
(16)	Those RSUs will vest on the third anniversary date of the grant in October 2019.
(17)	Those DSUs will vest at the time Director ceases to be a member of the Board of the Corporation.
(18)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2019.
(19)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2017.
(20)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2018.
(21)	Those RSUs will vest at a rate of 1/2 annually commencing on the third anniversary date of the grant in January 2020.
(22)	Those PSUs will vest on the third anniversary date of the grant in January 2020 on the attainment of performance objectives as determined by the Board of Directors.

Escrowed Securities

To our knowledge as at November 1, 2020, none of the equity securities of the Company were held in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our share capital as at November 1, 2020 by persons or groups of affiliated persons known by us to own more than 5% of our voting shares.

	Multiple Voting Shares Beneficially Owned (1)		Subordinate Voting Shares Beneficially Owned (1)		Total Percentage of Voting Power

Name	Number	Percent	Number	Percent	Percent

Germain Lamonde (2)	31,643,000	100.00%	3,672,474	15.20%	93.98%
9356-8988 Quebec Inc. (3)	1,900,000	6.00%	316,247	1.31%	5.67%
G. Lamonde Investissements Financiers Inc. (3)	29,743,000	94.00%	3,191,666	13.21%	88.27%
Graham Partners LP (Harber Capital)	–	–	1,328,163	5.50%	*
Fidelity Investments, Canada	–	–	1,312,893	5.43%	*

*	Less than 1%
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

Ever since EXFO became a publicly traded company in June 2000, including the most recent three-year period, Mr. Lamonde and his related companies has maintained majority ownership. According to publicly available information, Graham Partners LP (Harber Capital) is EXFO’s second-largest shareholder with 1.3 million subordinate voting shares or 5.5% of the public float, while Fidelity Investments, Canada owns 5.4% (1.3 million shares) of the public float.

As at November 16, 2020, 24,131,121 subordinate voting shares were outstanding. Approximately 96.32% (23,242,882) of our subordinate voting shares were held in bearer form and the remainder (888,239 subordinate voting shares) was held by 219 record holders. As at November 16, 2020, we believe approximately 54.94% of our outstanding subordinate voting shares were held in the United States.

B.	Related Party Transactions

Indebtedness of Directors, Executive Officers and Employees

From September 1, 2019 through the date of this Annual Report, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us or in any proposed transaction which has materially affected or could materially affect us.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements” for certain other information required by this item.

Export Sales

Export and domestic sales in thousands of US dollars and as a percentage of sales are as follows:

	Years ended August 31,
	2020		2019		2018

Export Sales	$249,075	94%	$270,977	94%	$251,121	93%
Domestic Sales	16,508	6	15,913	6	18,425	7
	$265,583	100%	$286,890	100%	$269,546	100%

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

In fiscal 2020, we modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70 million (US$53.7 million), were extended to CA$90.0 million (US$69.0 million) until May 31, 2021, to return to CA$70 million on June 1, 2021.

On January 7, 2020, we announced that our Board of Directors had approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 3.1% of the issued and outstanding subordinate voting shares, representing 600,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2020 and will end on January 13, 2021 or earlier if we repurchase the maximum number of shares permitted. All shares repurchased under the bid will be canceled.

In August 2020, we implemented a restructuring plan to align our cost structure with challenges imposed by the coronavirus pandemic and to strengthen our focus on high-growth drivers like fiber, 5G and cloud-native deployments. During the fourth quarter of fiscal 2020, we recorded pre-tax restructuring charges of $2.9 million, mainly comprised of severance expenses for the employees laid-off. This plan, which is expected to generate $5 million in annual savings, will be completed in fiscal 2021.

On September 7, 2020, we entered into a share swap agreement (SSA) to acquire all of the issued and outstanding shares of InOpticals Inc. (InOpticals), a Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets. The SSA is subject to closing conditions by Taiwanese regulatory authorities. We expect the acquisition to close in the second quarter of fiscal 2021. The fair value of the total consideration for this acquisition is not expected to be material.

Item 9.	The Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

A.	Offer and Listing Details

	NASDAQ (US$)		TSX (CA$)
	High	Low	High	Low

September 1, 2015 to August 31, 2016	4.32	2.57	5.44	3.61
September 1, 2016 to August 31, 2017	6.05	3.42	7.99	4.41
September 1, 2017 to August 31, 2018	4.70	3.20	5.81	4.29
September 1, 2018 to August 31, 2019	4.97	2.66	6.70	3.51
September 1, 2019 to August 31, 2020	4.95	2.00	6.50	2.91

September 1, 2018 to November 30, 2018 (2019 1st Quarter)	4.45	2.66	5.77	3.51
December 1, 2019 to February 28, 2019 (2019 2nd Quarter)	3.90	2.74	5.16	3.66
March 1, 2019 to May 31, 2019 (2019 3rd Quarter)	4.97	3.20	6.70	4.30
June 1, 2019 to August 31, 2019 (2019 4th Quarter)	4.30	3.41	5.61	4.53

September 1, 2019 to November 30, 2019 (2020 1st Quarter)	4.60	3.47	6.20	4.81
December 1, 2019 to February 29, 2020 (2020 2nd Quarter)	4.95	3.30	6.50	4.43
March 1, 2020 to May 31, 2020 (2020 3rd Quarter)	3.80	2.00	5.12	2.91
June 1, 2020 to August 31, 2020 (2020 4th Quarter)	4.19	2.56	5.59	3.49

May 2020	2.68	2.23	3.71	3.15
June 2020	3.37	2.56	4.78	3.49
July 2020	4.19	2.86	5.59	3.91
August 2020	4.18	3.56	5.55	4.70
September 2020	3.72	3.17	4.84	4.26
October 2020	3.30	2.56	4.31	3.40
November 2020 (until November 16)	3.00	2.55	3.91	3.38

C.	Markets

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

On November 16, 2020, the last reported sale price for our subordinate voting shares on the NASDAQ Global Select Market was US$2.71 per share and the last reported sale price for our subordinate voting shares on the Toronto Stock Exchange was CA$3.53 per share.

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

The following tables summarize the forward exchange contracts in effect as at August 31, 2020, classified by expected transaction dates, none of which exceed three fiscal years, as well as the notional amounts of such contracts (in thousands of US dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be made under these contracts.

US dollars – Canadian dollars forward exchange contracts

	Years ending August 31,
	2021	2022	2023

Forward exchange contracts to sell US dollars in exchange for Canadian dollars
Contractual amounts	$36,100	$18,800	$3,600
Weighted average contractual forward rates	1.3283	1.3492	1.3324

US dollars – Indian rupees forward exchange contracts

Year ending August 31, 2021

Forward exchange contracts to sell US dollars in exchange for Indian rupees
Contractual amount	$1,500
Weighted average contractual forward rate	77.56

Fair Value

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2020 and for which such risk is charged to earnings:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$10,147	€8,152
Accounts receivable	33,681	8,807
	43,828	16,959
Financial liabilities
Bank loan	22,000	–
Accounts payable and accrued liabilities	8,683	1,693
Forward exchange contracts (nominal value)	6,100	–
	36,783	1,693
Net exposure	$7,045	€15,266

In addition to these assets and liabilities, we have derivatives financial liabilities for our outstanding forward exchange contracts in the amount (nominal value) of $58.5 million as at August 31, 2020, for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3041 = US$1.00 as at August 31, 2020.

The value of the Canadian dollar compared to the euro was CA$1.5571 = €1.00 as at August 31, 2020.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivatives and non-derivatives financial assets and liabilities denominated in US dollars and euros, would have on net loss, net loss per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2020:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) net loss by $1.0 million, or $0.02 per share, as at August 31, 2020.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would increase (decrease) net loss by $1.5 million or $0.03 per share, as at August 31, 2020.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive loss by $3.8 million as at August 31, 2020.

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

Interest rate risk

We have limited exposure to interest rate risk. We are mainly exposed to interest rate risks through our cash, short-term investments, bank loan, long-term debt and other liabilities.

We analyse our interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net loss and other comprehensive loss.

Short-term investments

As at August 31, 2020, our short-term investments, in the amount of $0.9 million, mainly consist of a term deposits denominated in Indian rupees, bearing interest at annual rates of 3.0% to 6.3%, maturing on different dates between December 2020 and February 2023.

Due to their short-term maturity, our short-term investments are not subject to significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of our short-term investments, all of which are classified as financial assets at fair value through other comprehensive income, is recorded in the consolidated statements of comprehensive loss.

Other financial instruments

Short-term other liabilities bear interest at EURIBOR, plus a margin. Accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject us to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2020, our short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

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

For the year ended August 31, 2020, no customer represented more than 10% of our sales.

The following table summarizes the age of trade accounts receivable as at August 31, 2020 (in thousands of US dollars):

Current	$40,595
Past due, 0 to 30 days	7,622
Past due, 31 to 60 days	1,677
Past due, more than 60 days	6,397
Total trade accounts receivable	$56,291

Changes in the allowance for doubtful accounts are as follows for the year ended  August 31, 2020 (in thousands of US dollars):

Balance – Beginning of year	$1,535
Addition charged to net loss	1,173
Write-off of uncollectible accounts and reversal	(953)
Balance – End of year	$1,755

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our obligations as they become due.

The following table summarizes the contractual maturity of our derivative and non-derivative financial liabilities as at August 31, 2020 (in thousands of US dollars):

	No later than one year	Later than 1 year and no later than 5 years

Bank loan	$32,737	$–
Accounts payable and accrued liabilities	41,238	–
Forward exchange contracts
Outflow	37,600	22,400
Inflow	(38,364)	(23,128)
Long-term debt	2,076	2,144
Other liabilities	4,032	–
Total	$79,319	$1,416

As at August 31, 2020, we had $33.7 million in cash and short-term investments and $60.3 million in accounts receivable. In addition to these financial assets, we have unused available lines of credit totaling $44.5 million for working capital and general corporate purposes, including potential acquisitions as well as unused lines of credit of $22.4 million for foreign currency exposure related to our forward exchange contracts.

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

As of the end of the EXFO’s fiscal year ended August 31, 2020, an evaluation of the effectiveness of the EXFO’s disclosure controls and procedures was carried out by management with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that these disclosure controls and procedures were effective as at August 31, 2020.

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

Our management conducted an evaluation of the effectiveness of EXFO's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO's internal control over financial reporting was effective as of August 31, 2020.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of August 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

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

Audit Fees

During the financial years ended August 31, 2019 and 2020, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$404,000 and CA$550,000 respectively for the audit of our annual consolidated financial statements and services in connection with statutory and regulatory filings.

Audit-Related Fees

During the financial years ended August 31, 2019 and 2020, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$99,000 and CA$139,000 respectively for audit-related fees namely for the quarterly review of interim consolidated financial statements.

Tax Fees

During the financial years ended August 31, 2019 and 2020, our principal accountant, PricewaterhouseCoopers LLP, billed us aggregate amounts of CA$177,000 and CA$98,000 respectively for services related to tax compliance, tax advice and tax planning.

All Other Fees

No other fees were billed in fiscal 2019 and 2020.

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

During the financial year ended on August 31, 2020, 100% of tax fees were approved by the Audit Committee pursuant to this policy.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

From September 1, 2017 through November 12, 2018, no repurchase occurred.

On January 8, 2019, we announced that our Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 1,200,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on January 14, 2019 and ended on January 13, 2020.

On January 7, 2020, we announced that our Board of Directors approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 600,000 subordinate voting shares at the prevailing market price. The period of the normal course issuer bid commenced on January 13, 2020 and will end on January 13, 2021.

From September 1, 2019 through November 16, 2020, we spent approximately US$0.6 million (including fees) to repurchase 191,383 subordinate voting shares.

Period	(a) Total Number of Shares (or Units) Purchased (#)	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (#)	(d) Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (#)
		NASDAQ (US$)	TSX (CA$)
From September 1, 2019	–	–	–	–	1,113,608
To September 30, 2019
From October 1, 2019	23,706	–	5.27	23,706	1,089,902
To October 31, 2019
From November 1, 2019	30,822	–	5.62	30,822	1,059,080
To November 11, 2019
From December 1, 2019	–	–	–	–	1,059,080
To December 31, 2019
From January 1, 2020	–	–	–	–	1,059,080
To January 13, 2020
From January 14, 2020	–	–	–	–	600,000
To January 31, 2020
From February 1, 2020	–	–	–	–	600,000
To February 28, 2020
From March 1, 2020	–	–	–	–	600,000
To March 31, 2020
From April 1, 2020	–	–	–	–	600,000
To April 30, 2020
From May 1, 2020	–	–	–	–	600,000
To May 31, 2020
From June 1, 2020	–	–	–	–	600,000
To June 30, 2020
From July 1, 2020	–	–	–	–	600,000
To July 31, 2020
From August 1, 2020	–	–	–	–	600,000
To August 31, 2020
From September 1, 2020	–	–	–	–	600,000
To September 30, 2020
From October 1, 2020	56,955	2.86	3.81	56,955	543,045
To October 31, 2020
From November 1, 2020	79,900	2.62	3.49	79,900	463,145
To November 16, 2020
Total	191,383			191,383	463,145

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ Global Select Market. A copy of the Corporation’s Corporate Governance Policies is included as Exhibits 11.1 and 11.2 to our 2010 Annual Report on Form 20-F; as Exhibit 11.9 to our 2011 Annual Report on Form 20-F, as Exhibit 11.3, 11.4, 11.10, 11.11 and 11.12, to our 2013 Annual Report on Form 20-F, as Exhibit 11.6 to our 2014 Annual Report on Form 20-F, as Exhibits 11.5, 11.7 and 11.8 to our 2016 Annual Report on Form 20-F, as Exhibits 11.5, 11.7, 11.13, 11.14 and 11.15 to our 2017 Annual Report on Form 20-F, as Exhibits 11.5, 11.7, 11.16 and 11.17 to our 2018 Annual Report on Form 20-F, as Exhibits 11.5, 11.7 and 11.18 to our 2019 Annual Report on Form 20-F and as Exhibit 11.5 and 11.7 to our 2020 Annual Report on Form 20-F.

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

11.2	Board of Directors Corporate Governance Guidelines (incorporated by reference to Exhibit 11.2 of EXFO’s Annual Report on Form 20-F dated November 24, 2010, File No. 000-30895).
11.3	Ethics and Business Conduct Policy (incorporated by reference to Exhibit 11.3 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.4	Statement of Reporting Ethical Violations (Whistleblower) (incorporated by reference to Exhibit 11.4 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.5	Audit Committee Charter (incorporated by reference to Exhibit 11.5 of EXFO’s Annual Report on Form 20-F dated November 25, 2020, File No. 000-30895).
11.6	Human Resources Committee Charter (incorporated by reference to Exhibit 11.6 of EXFO’s Annual Report on Form 20-F dated November 24, 2014, File No. 000-30895).
11.7	Corporate Governance Practices (incorporated by reference to Exhibit 11.7 of EXFO’s Annual Report on Form 20-F dated November 25, 2020, File No. 000-30895).
11.8	Majority Voting Policy (incorporated by reference to Exhibit 11.8 of EXFO’s Annual Report on Form 20-F dated November 28, 2016, File No. 000-30895).
11.9	Independent Members Committee Charter (incorporated by reference to Exhibit 11.9 of EXFO’s Annual Report on Form 20-F dated November 23, 2011, File No. 000-30895).
11.10	Agent Code of Conduct (incorporated by reference to Exhibit 11.10 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).

Number	Exhibit
11.11	Policy Regarding Conflict Minerals (incorporated by reference to Exhibit 11.11 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
11.12	Director Share Ownership Policy (incorporated by reference to Exhibit 11.12 of EXFO’s Annual Report on Form 20-F dated November 25, 2013, File No. 000-30895).
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

EXFO INC.

By:          /s/ Philippe Morin
Name:     Philippe Morin
Title:       Chief Executive Officer

Date:       November 25, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
EXFO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of EXFO Inc. and its subsidiaries (together, the Company) as of August 31, 2020 and 2019, and the related consolidated statements of earnings, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of August 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended August 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Change in accounting principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases on September 1, 2019.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b) of the Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

     PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
    1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
    T: +1 514 205 5000, F: +1 514 876 1502

    “PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Montréal, Quebec, Canada
November 25, 2020
We have served as the Company’s auditor since 1994.

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2020	2019
Assets

Current assets
Cash	$32,818	$16,518
Short-term investments (note 6)	919	2,918
Accounts receivable (note 6)
Trade	56,291	51,517
Other	4,055	3,396
Income taxes and tax credits recoverable (note 22)	4,203	3,159
Inventories (note 7)	38,865	38,017
Prepaid expenses	5,631	6,510
Other assets (note 21)	5,493	3,083
	148,275	125,118

Tax credits recoverable (note 22)	48,812	46,704
Property, plant and equipment (notes 8 and 24)	39,722	39,364
Lease right-of-use assets (notes 2, 9 and 24)	10,758	–
Intangible assets (notes 10 and 24)	17,616	21,654
Goodwill (notes 10 and 24)	40,290	38,648
Deferred income tax assets (note 22)	3,633	4,821
Other assets	1,548	1,293
	$310,654	$277,602
Liabilities

Current liabilities
Bank loan (note 11)	$32,737	$5,000
Accounts payable and accrued liabilities (note 12)	41,348	50,790
Provisions (note 12)	3,792	1,065
Income taxes payable	43	704
Deferred revenue (note 21)	25,785	24,422
Other liabilities	4,032	1,606
Current portion of lease liabilities (note 2 and 13)	3,249	–
Current portion of long-term debt (note 14)	2,076	2,449
	113,062	86,036

Provisions (note 12)	2,782	2,737
Deferred revenue (note 21)	8,858	9,056
Lease liabilities (notes 2 and 13)	7,334	–
Long-term debt (note 14)	2,144	3,293
Deferred income tax liabilities (note 22)	3,760	3,598
Other liabilities	151	318
	138,091	105,038
Commitments (note 15)

Shareholders’ equity
Share capital (note 16)	94,024	92,706
Contributed surplus	19,680	19,196
Retained earnings	102,633	112,173
Accumulated other comprehensive loss (note 17)	(43,774)	(51,511)
	172,563	172,564

	$310,654	$277,602

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board /s/ Philippe Morin PHILIPPE MORIN, Chief Executive Officer	/s/ Claude Séguin CLAUDE SÉGUIN, Chairman of the Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2020	2019	2018

Sales (note 24)	$265,583	$286,890	$269,546

Cost of sales (1)	114,558	118,677	105,004
Selling and administrative	92,293	98,646	98,794
Net research and development	45,487	50,553	57,154
Depreciation of property, plant and equipment	5,563	5,469	5,444
Depreciation of lease right-of-use assets (note 2)	3,349	–	–
Amortization of intangible assets	6,467	9,012	10,327
Change in fair value of cash-contingent consideration	–	–	(670)
Interest and other expense	956	718	1,378
Foreign exchange (gain) loss	428	949	(1,309)
Share in net loss of an associate	–	–	2,080
Gain on deemed disposal of the investment in an associate	–	–	(2,080)

Earnings (loss) before income taxes	(3,518)	2,866	(6,576)

Income taxes (note 22)	6,022	5,346	5,678

Net loss for the year	(9,540)	(2,480)	(12,254)

Net loss for the year attributable to non-controlling interest	–	–	(352)

Net loss for the year attributable to parent interest	$(9,540)	$(2,480)	$(11,902)

Basic and diluted net loss attributable to parent interest per share	$(0.17)	$(0.04)	$(0.22)

Basic weighted average number of shares outstanding (000’s)	55,604	55,325	54,998

Diluted weighted average number of shares outstanding (000’s) (note 23)	55,604	55,325	54,998

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Years ended August 31,
	2020	2019	2018

Net loss for the year	$(9,540)	$(2,480)	$(12,254)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net loss
Foreign currency translation adjustment	5,994	(4,177)	(6,491)
Unrealized gains/losses on forward exchange contracts	1,221	(795)	(1,476)
Reclassification of realized gains/losses on forward exchange contracts to net earnings	1,100	744	(972)
Deferred income tax effect of gains/losses on forward exchange contracts	(578)	67	554

Other comprehensive income (loss)	7,737	(4,161)	(8,385)

Comprehensive loss for the year	(1,803)	(6,641)	(20,639)

Comprehensive loss for the year attributable to non-controlling interest	–	–	(352)

Comprehensive loss for the year attributable to parent interest	$(1,803)	$(6,641)	$(20,287)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$–	$196,790
Reclassification of stock-based compensation costs (note 14)	1,526	(1,526)	–	–	–	–
Stock-based compensation costs	–	1,770	–	–	–	1,770
Business combination (note 3)	–	–	–	–	(3,662)	(3,662)
Acquisition of non-controlling interest on acquisition of subsidiary (note 3)	–	–	(352)	–	4,014	3,662
Net loss for the year	–	–	(11,902)	–	(352)	(12,254)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $554	–	–	–	(1,894)	–	(1,894)
Total comprehensive loss for the year						(20,639)
Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$–	$177,921

	Year ended August 31, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9 (note 2)	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 14)	1,106	(1,106)	–	–	–
Redemption of share capital (note 14)	(337)	25	–	–	(312)
Stock-based compensation costs	–	1,849	–	–	1,849
Net loss for the year	–	–	(2,480)	–	(2,480)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,177)	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $67	–	–	–	16	16
Total comprehensive loss for the year					(6,641)
Balance as at August 31, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564

	Year ended August 31, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 16)	1,530	(1,530)	–	–	–
Redemption of share capital (note 16)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	2,027	–	–	2,027
Net loss for the year	–	–	(9,540)	–	(9,540)
Other comprehensive income
Foreign currency translation adjustment	–	–	–	5,994	5,994
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $578	–	–	–	1,743	1,743
Total comprehensive loss for the year					(1,803)
Balance as at August 31, 2020	$94,024	$19,680	$102,633	$(43,774)	$172,563

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2020	2019	2018
Cash flows from operating activities
Net loss for the year	$(9,540)	$(2,480)	$(12,254)
Add (deduct) items not affecting cash
Stock-based compensation costs	2,021	1,831	1,748
Depreciation and amortization	15,379	14,481	15,771
Gain on disposal of capital assets	(340)	(1,732)	–
Write-off of capital assets	223	1,386	592
Change in fair value of cash-contingent consideration	–	–	(670)
Deferred revenue	401	10,477	1,998
Deferred income taxes	657	(2,103)	1,368
Share in net loss of an associate	–	–	2,080
Gain on deemed disposal of the investment in an associate	–	–	(2,080)
Changes in foreign exchange gain/loss	1,436	(46)	(181)
	10,237	21,814	8,372
Changes in non-cash operating items
Accounts receivable	(1,623)	(4,786)	7,275
Income taxes and tax credits	(2,871)	1,536	86
Inventories	(45)	(134)	(1,020)
Prepaid expenses	462	(1,307)	57
Other assets	(1,963)	(1,459)	(1,311)
Accounts payable and accrued liabilities and provisions	(6,382)	3,184	1,033
Other liabilities	48	(1,606)	(122)
	(2,137)	17,242	14,370
Cash flows from investing activities
Additions to short-term investments	(2,574)	(1,879)	(1,550)
Proceeds from disposal and maturity of short-term investments	4,316	1,168	234
Purchases of capital assets (notes 8 and 10)	(7,646)	(7,498)	(10,452)
Proceeds from disposal of capital assets	230	3,318	–
Investment in an associate	–	–	(12,530)
Business combinations, net of cash acquired	–	–	(19,600)
	(5,674)	(4,891)	(43,898)
Cash flows from financing activities
Bank loan	26,532	(5,195)	11,061
Other liabilities	2,355	–	(1,449)
Repayment of lease liabilities	(3,334)	–	–
Repayment of long-term debt	(1,847)	(2,817)	(1,688)
Redemption of share capital (note 16)	(225)	(312)	–
Acquisition of non-controlling interest	–	–	(3,657)
	23,481	(8,324)	4,267

Effect of foreign exchange rate changes on cash	630	(267)	(416)

Change in cash	16,300	3,760	(25,677)
Cash – Beginning of year	16,518	12,758	38,435
Cash – End of year	$32,818	$16,518	$12,758

Supplementary information

Income taxes paid	$1,977	$2,577	$2,376

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 25, 2020.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The company has consistently applied the same accounting policies through all periods presented, except as described below.

IFRS Pronouncements Adopted in Fiscal 2020

Leases

IFRS 16, Leases, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, Leases, and related interpretations. Under IFRS 16, lessees recognize a lease right-of-use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

The company adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. The company applied IFRS 16 at the adoption date and recognized lease ROU assets and lease liabilities in the year of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, the company elected the practical expedients to combine lease and non-lease components and to not recognize lease ROU assets and lease liabilities for short-term leases and low-value assets. Also, contracts that were not identified as leases under previous standards were not reassessed for whether there is a lease therein. The company identified appropriate changes to its accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of lease ROU assets of $11,321,000, lease liabilities of $10,843,000, and the elimination of prepaid rent of $478,000 in the consolidated balance sheet as of that date. In addition, lease payments, previously reported in cash flows from operating activities, are now reported in cash flows from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net loss.

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items, is recorded as depreciation expenses for the lease ROU assets and as interest expenses on the lease liabilities in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company adopted this interpretation on September 1, 2019, and its adoption had no significant impact on its consolidated financial statements.

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments and short-term investments.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition

The company exercises judgment and uses estimates in connection with determining the amounts of product and service revenues to be recognized in each accounting period.

The company accounts for revenue once a legally enforceable contract with a customer has been approved by the parties and the related promises to transfer products or services have been identified. A contract is defined by the company as an arrangement with commercial substance identifying payment terms, and each party’s rights and obligations regarding the products or services to be transferred and for which collection is probable. The company’s contracts usually take the form of purchase orders.

Customer contracts may include promises to transfer multiple products and services. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract. The company derives revenues from goods and services. Sales of goods, which represent the majority of the sales of the company, consist of standalone hardware products, hardware products with embedded software that are essential to providing customers the intended functionality of the solutions, standalone software licenses, as well as hardware products bundled with a software license. Sales of services mainly consist of professional services, consulting, stand-ready software-as-a-service (SaaS), maintenance contracts, extended warranties, installation, integration and training. The company’s performance obligations consist of a variety of products and services.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue is recognized when control of the products or services are transferred to the customers in an amount that reflects the consideration the company expects to be entitled to in exchange for products and services. Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer’s designated location. For "right of use" software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For instances where the software license is sold along with essential services, such as integration or installation, transfer of control occurs, and revenue is typically recognized upon customer acceptance. In certain instances, acceptance is deemed to have occurred if all acceptance provisions lapse, or if the company has evidence that all acceptance provisions will be, or have been, satisfied. Revenue from software and hardware support is recognized ratably over the support period. Support services generally include rights to unspecified upgrades (when and if available), telephone and internet-based support, updates, bug fixes and hardware repair and replacement. SaaS services are recognized ratably over the contract term.

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

Payments for products and services are typically due up front with payment terms of 30 to 90 days. However, the company has contracts pursuant to which payments are due over a certain period generally not exceeding one year based on agreed-upon payment terms either prior to or following the transfer of control for the contracted performance obligations. Payments on multi-year maintenance, and consulting services are typically due in annual, quarterly or monthly installments over the contract term. The company did not have any material variable consideration such as obligations for returns, refunds or warranties as at August 31, 2019 and 2020.

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(b)	Foreign operations

Each foreign operation determines its own functional currency, and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from that of the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the consolidated balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

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

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are initially recognized at fair value plus transaction costs and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the consolidated statements of comprehensive loss.

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

The company’s short-term investments and forward exchange contracts are measured at fair value at each consolidated balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward foreign exchange rates at the consolidated balance sheet dates.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments can be held to maturity or sold and are classified as financial assets at fair value through other comprehensive income; therefore, they are carried at fair value in the consolidated balance sheets, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified from other comprehensive income to the consolidated statements of earnings.

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

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end and are adjusted prospectively, if appropriate.

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

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, Intangible Assets, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses mainly comprise salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2019 and 2020, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, Accounting for Governmental Grants and Disclosures of Governmental Assistance, and, as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings. Non-refundable research and development tax credits are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with the conditions related to the tax credits and that the tax credits will be received.

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

Leases

The company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, and are subsequently adjusted for interest and lease payments. When the rate implicit in the lease is not readily determinable, the company uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. Lease ROU assets are recognized at commencement based on the amount of the initial measurement of the lease liabilities. Lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. Lease ROU assets are depreciated on a straight-line basis over the lease term.

The company’s lease terms may include options to extend or terminate the lease where it is reasonably certain that the company will exercise those options. The company considers several economic factors when making this determination including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, and specific characteristics unique to a lease.

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

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. Income tax rates used to calculate the amount are those that are enacted or substantively enacted at the consolidated balance sheet dates in the tax jurisdictions where the company generates taxable income/loss.

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the consolidated financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the consolidated balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be recovered or the liabilities to be settled.

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

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Chief Operating Decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2018, 2019 and 2020. Entity-wide disclosures are presented in note 24.

Critical judgments, estimates and assumptions

Coronavirus pandemic

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected the company’s factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant fluctuations in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

This pandemic had a negative impact on the company’s sales and operating results in fiscal 2020, and the company believes it might continue to negatively impact its sales and operating results to a certain extent over an undetermined period, depending on the evolution of the pandemic and its treatment, if any. In addition, over the last months, the company’s stock price significantly fluctuated as a result of the pandemic. As a result of these impacts, during the third quarter of fiscal 2020, the company concluded that they represented a triggering event and performed goodwill impairment testing for all CGUs. The company also performed its annual goodwill impairment test as at August 31, 2020 (note 10). As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, the company evaluates these estimates and assumptions, including those related to the fair value of assets and liabilities acquired in business combinations, the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. The company bases its estimates and assumptions on historical experience and on other factors that it believes to be reasonable under the circumstances. Actual results could differ from those judgments, estimates and assumptions.

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

(b)	Determination of cash-generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

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

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax laws and regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax‑planning strategies. The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

(c)	Tax credits recoverable

Tax credits are recorded if there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company’s non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax-planning strategies (note 22).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company’s CGUs might be based on several different approaches that relies on unobservable inputs, such as market, cost or income approaches. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. Also, the income approach involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate. The company also considers the company’s value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests.

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

(f)	Identification of performance obligations

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract.

3	Government Grants

In fiscal 2020, the Government of Canada introduced the Canada Emergency Wage Subsidy (CEWS) to help qualifying Canadian businesses facing hardship as a result of the coronavirus pandemic. The CEWS covered up to 75% of wages for a maximum period of four months starting March 15, 2020 and ending July 4, 2020. It also covered up to 60% of wages for the periods starting July 5 and ending August 29, 2020, up to 50% for the period starting August 30 and ending September 26, 2020, up to 40% for the period starting September 27 and ending October 24, 2020, up to 40% for the period starting October 25 and ending November 21, 2020, and up to 40% for the period starting November 22 and ending December 19, 2020. To be eligible to the CEWS, businesses must have suffered a drop in gross revenues above certain thresholds during these periods.

The company qualified for the CEWS for the period from March 15 to May 9, 2020, and recorded grants of $3,262,000 in the consolidated statement of earnings for the year ended August 31, 2020. The company accounted for the CEWS as a government grant under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and it was deducted from the same consolidated statement of earnings line item as the wages were recognized (note 20).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Restructuring Charges

Fiscal 2020

In August 2020, the company implemented a restructuring plan to align its cost structure with challenges imposed by the coronavirus pandemic and to strengthen focus on high-growth drivers like fiber, 5G and cloud-native deployments. This plan resulted in expenses comprised mainly of severance expenses for the employees laid-off. During the fourth quarter of fiscal 2020, the company recorded pre-tax restructuring charges of $2,886,000 in the consolidated statement of earnings (note 20).

Fiscal 2018

In August 2018, the company implemented a restructuring plan to accelerate the integration of its acquired monitoring and analytics technologies from EXFO Solutions and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

This plan resulted in expenses mainly comprising severance expenses, costs for a remaining non-cancellable operating lease, write-off of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, the company recorded severance expenses of $2,072,000, costs for the remaining non‑cancelable operating lease of $1,137,000, write-off of research and development income tax credits of $1,200,000 and impairment of long-lived assets of $150,000, net of related income taxes of $1,150,000, for total after-tax restructuring charges of $3,409,000. The additional restructuring charges of $3,305,000, and related income taxes of $63,000, for total after-tax restructuring charges of $3,242,000 (note 20), was recorded in fiscal 2019. Restructuring charges in fiscal 2019 comprised severance expenses and were part of the fiscal 2018 restructuring plan.

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

The following tables summarize changes in restructuring accrual during the years ended August 31, 2019 and 2020:

	Years ended August 31,
	2020	2019

Balance – Beginning of year	$1,133	$3,167
Addition	2,886	3,305
Payments	(393)	(5,339)
Balance – End of year (note 12)	$3,626	$1,133

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

No changes were made to the objectives and policies during the years ended August 31, 2019 and 2020.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $224,075,000 and $216,337,000 as at August 31, 2019 and 2020 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2020

	Amortized cost	Fair value through other comprehensive income	Total

Financial assets
Cash	$32,818	$–	$32,818
Short-term investments	$–	$919	$919
Accounts receivable	$59,328	$–	$59,328
Forward exchange contracts	$–	$1,587	$1,587
Financial liabilities
Bank loan	$32,737	$–	$32,737
Accounts payable and accrued liabilities	$41,238	$–	$41,238
Other liabilities	$4,032	$–	$4,032
Long-term debt	$4,220	$–	$4,220
Forward exchange contracts	$–	$110	$110

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

Fair value

Cash, accounts receivable, bank loan, accounts payable and accrued liabilities and other liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of the long-term debt amounted to $5,644,000 and $4,115,000 as at August 31, 2019 and 2020 respectively.

The fair value of derivative and non-derivative financial assets and financial liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2020		As at August 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$919	$–	$2,918	$–
Forward exchange contracts	$–	$1,587	$–	$79

Financial liabilities
Forward exchange contracts	$–	$110	$–	$1,057

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

As at August 31, 2019 and 2020, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2019
September 2019 to August 2020	$35,500	1.3013
September 2020 to August 2021	19,900	1.3107
September 2021 to July 2022	6,000	1.3216
Total	$61,400	1.3063

As at August 31, 2020
September 2020 to August 2021	$36,100	1.3283
September 2021 to August 2022	18,800	1.3492
September 2022 to February 2023	3,600	1.3324
Total	$58,500	1.3353

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

As at August 31, 2019
September 2019 to August 2020	$3,500	71.48

As at August 31, 2020
September 2020 to February 2021	$1,500	77.56

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2020, forward exchange contracts in the amount of $1,018,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $569,000 are presented as long-term assets in other long-term assets, and forward exchange contracts in the amount of $110,000 are presented as current liabilities in accounts payable and accrued liabilities in the consolidated balance sheet. Forward exchange contracts of $40,000, included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2019, forward exchange contracts in the amount of $79,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $845,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $212,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $167,000, included in other accounts payable and accrued liabilities, for which related hedged sales were recognized, were recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts were not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at August 31, 2020, the company estimates that the portion of net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive loss to net earnings over the next 12 months, amounts to $868,000.

For the years ended August 31, 2018, 2019 and 2020, the company recorded within its sales the following foreign exchange gains (losses) on forward exchange contracts:

	Years ended August 31,
	2020	2019	2018

Gains (losses) on forward exchange contracts	$(1,028)	$(591)	$875

The following table summarizes significant derivative and non-derivative financial assets and financial liabilities that are subject to currency risk as at August 31, 2019 and 2020 and for which such risk is charged to earnings:

	As at August 31,
	2020		2019

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$10,147	€8,152	$5,531	€3,129
Accounts receivable	33,681	8,807	30,451	6,389
	43,828	16,959	35,982	9,518
Financial liabilities
Bank loan	22,000	–	5,000	–
Accounts payable and accrued liabilities	8,683	1,693	12,563	2,218
Forward exchange contracts (nominal value)	6,100	–	5,800	–
	36,783	1,693	23,363	2,218
Net exposure	$7,045	€15,266	$12,619	€7,300

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $61,400,000 and $58,500,000 as at August 31, 2019 and 2020 respectively for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3294 = US$1.00 and CA$1.3041 = US$1.00 as at August 31, 2019 and 2020 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4672 = €1.00 and CA$1.5571 = €1.00 as at August 31, 2019 and 2020 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and financial liabilities denominated in US dollars and euros would have on the net loss, net loss per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2019 and 2020:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) the net loss by $1,166,000, or $0.02 per share, and $962,000, or $0.02 per share, as at August 31, 2019 and 2020 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would increase (decrease) the net loss by $796,000, or $0.01 per share, and $1,496,000 or $0.03 per share, as at August 31, 2019 and 2020 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive loss by $4,072,000 and $3,769,000 as at August 31, 2019 and 2020 respectively.

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

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments, bank loan, long-term debt and other liabilities.

The company analyzes its interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net loss and comprehensive loss.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Short-term investments

Short-term investments consist of the following:

	As at August 31,
	2020	2019

Term deposits denominated in Indian rupees, bearing interest at annual rates of 5.1% to 7.0% in 2019 and 3.0% to 6.3% in 2020, maturing on different dates between September 2019 and May 2020 in 2019 and December 2020 and February 2023 in 2020	$728	$2,548
Other	191	370
	$919	$2,918

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

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2020, the company’s short-term investments consist of debt instruments issued by high-credit-quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company’s cash and forward exchange contracts are held with or issued by high-credit-quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

The company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade accounts receivable and contract assets. To measure the expected credit losses, trade accounts receivable and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade accounts receivable for the same type of contracts. The company has therefore concluded that the expected loss rates for trade accounts receivable are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period of 60 months. The historical loss rates are adjusted to reflect current and forward-looking information on economic factors affecting the ability of the customers to settle the accounts receivable.

For the years ended August 31, 2018, 2019 and 2020, no customer represented more than 10% of sales.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2020	2019

Current	$40,595	$39,054
Past due, 0 to 30 days	7,622	3,529
Past due, 31 to 60 days	1,677	2,006
Past due, more than 60 days	6,397	6,928
	$56,291	$51,517

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2020	2019

Balance – Beginning of year	$1,535	$772
IFRS 9 adoption initial adjustment	–	303
Addition charged to net loss	1,173	864
Write-off of uncollectible accounts and reversal	(953)	(404)
Balance – End of year	$1,755	$1,535

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2020
	No later than one year	Later than 1 year and no later than 5 years

Bank loan	$32,737	$–
Accounts payable and accrued liabilities	41,238	–
Forward exchange contracts
Outflow	37,600	22,400
Inflow	(38,364)	(23,128)
Long-term debt	2,076	2,144
Other liabilities	4,032	–
Total	$79,319	$1,416

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

As at August 31, 2020, the company had $33,737,000 in cash and short-term investments and $60,346,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $44,485,000 for working capital and general corporate purposes, including potential acquisitions as well as unused lines of credit totaling $22,416,000 for foreign currency exposure related to its forward exchange contracts (note 11).

7	Inventories

	As at August 31,
	2020	2019

Raw materials	$22,487	$24,115
Work in progress	3,846	1,009
Finished goods	12,532	12,893
	$38,865	$38,017

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $116,923,000, $127,725,000 and $122,679,000 for the years ended August 31, 2018, 2019 and 2020 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 20).

Inventory write-down amounted to $2,541,000, $3,270,000 and $2,629,000 for the years ended August 31, 2018, 2019 and 2020 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2018	$4,359	$32,346	$39,088	$3,048	$78,841
Additions	–	1,116	3,700	164	4,980
Disposals	(192)	(3,378)	(4,623)	(164)	(8,357)
Foreign currency translation adjustment	(76)	(592)	(1,329)	(153)	(2,150)
Cost as at August 31, 2019	4,091	29,492	36,836	2,895	73,314
Additions	–	933	3,949	137	5,019
Disposals	–	(31)	(1,120)	(10)	(1,161)
Foreign currency translation adjustment	79	591	1,080	126	1,876
Cost as at August 31, 2020	$4,170	$30,985	$40,745	$3,148	$79,048

Accumulated depreciation as at September 1, 2018	$1,290	$6,661	$25,163	$1,417	$34,531
Depreciation for the year	47	667	4,391	364	5,469
Disposals	–	(1,452)	(3,673)	(114)	(5,239)
Foreign currency translation adjustment	(53)	(120)	(602)	(36)	(811)
Accumulated depreciation as at August 31, 2019	1,284	5,756	25,279	1,631	33,950
Depreciation for the year	46	686	4,449	382	5,563
Disposals	–	(31)	(1,120)	(10)	(1,161)
Foreign currency translation adjustment	26	147	767	34	974
Accumulated depreciation as at August 31, 2020	$1,356	$6,558	$29,375	$2,037	$39,326

Net carrying value as at:
August 31, 2019	$2,807	$23,736	$11,557	$1,264	$39,364
August 31, 2020	$2,814	$24,427	$11,370	$1,111	$39,722

As at August 31, 2019 and 2020, unpaid additions to property, plant and equipment amounted to $894,000 and $92,000 respectively.

9	Lease Right-of-Use Assets

The company has operating leases for certain of its premises under various non-cancelable lease agreements that are accounted for under IFRS 16 since September 1, 2019 (note 2). The following table summarizes the change in cost and accumulated amortization of lease ROU assets for these premises:

Cost as at September 1, 2019	$–
Adoption of IFRS 16 (note 2)	11,321
Additions	2,103
Foreign currency translation adjustment	555
Cost as at August 31, 2020	$13,979

Accumulated depreciation as at September 1, 2019	$–
Depreciation for the year (note 20)	3,349
Foreign currency translation adjustment	(128)
Accumulated depreciation as at August 31, 2020	$3,221

Net carrying value as at August 31, 2020	$10,758

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	In-process research and development	Brand name	Software	Total

Cost as at September 1, 2018	$28,058	$10,291	$292	$796	$12,660	$52,097
Additions	363	–	–	–	1,719	2,082
Disposal	(27)	–	(293)	–	(222)	(542)
Foreign currency translation adjustment	(1,955)	(618)	1	(46)	(240)	(2,858)
Cost as at August 31, 2019	26,439	9,673	–	750	13,917	50,779
Additions	427	–	–	–	1,398	1,825
Disposal	(181)	–	–	(812)	(2,222)	(3,215)
Foreign currency translation adjustment	1,939	561	–	62	461	3,023
Cost as at August 31, 2020	$28,624	$10,234	$–	$–	$13,554	$52,412

Accumulated amortization as at September 1, 2018	$9,610	$3,933	$–	$512	$8,176	$22,231
Amortization for the year	4,926	2,372	–	284	1,430	9,012
Disposal	(19)	–	–	–	(219)	(238)
Foreign currency translation adjustment	(1,080)	(424)	–	(46)	(330)	(1,880)
Accumulated amortization as at August 31, 2019	13,437	5,881	–	750	9,057	29,125
Amortization for the year	3,946	1,259	–	–	1,262	6,467
Disposal	(111)	–	–	(812)	(2,069)	(2,992)
Foreign currency translation adjustment	1,230	600	–	62	304	2,196
Accumulated amortization as at August 31, 2020	$18,502	$7,740	$–	$–	$8,554	$34,796

Net carrying value as at:
August 31, 2019	$13,002	$3,792	$–	$–	$4,860	$21,654
August 31, 2020	$10,122	$2,494	$–	$–	$5,000	$17,616

Remaining amortization period as at August 31, 2020	3 years	1 year	–	–	3 years

Goodwill

	Years ended August 31,
	2020	2019

Balance – Beginning of year	$38,648	$39,892
Foreign currency translation adjustment	1,642	(1,244)
Balance – End of year	$40,290	$38,648

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

	As at August 31,
	2020	2019

EXFO CGU	$13,200	$12,949
EXFO Optics CGU	3,648	3,376
Service assurance, systems and services CGU	23,442	22,323
Total	$40,290	$38,648

The company elected to perform its annual goodwill impairment testing in the fourth quarter of each fiscal year for all CGUs.

In fiscal 2020, the coronavirus pandemic had a negative impact on the company’s sales and operating results, and the company believes it may continue to negatively impact its sales and operating results to a certain extent over an undetermined period, depending on the evolution of the pandemic and its treatment, if any. In addition, since the beginning of the coronavirus outbreak, the company’s stock price has been significantly fluctuating. As a result of these impacts, during the third quarter of fiscal 2020, the company concluded that they represented a triggering event and performed goodwill impairment testing for all CGUs as at May 31, 2020. The company also performed its annual goodwill impairment test as at August 31, 2020.

In performing the goodwill impairment review of its CGUs as at May 31, 2020 and August 31, 2020, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of EXFO Optics CGU, the company used a capitalized cash flows method. In addition, for the Service assurance, systems and services (SASS) CGU, the company used a cost approach based on the level of research and development expenses incurred over the last two years. Finally, as the sales and operations of the EXFO CGU constitutes the significant majority of the company’s sales and operations, the company compared the carrying amount of the EXFO CGU to the company’s overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the EXFO Optics and SASS CGUs.

As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

11	Credit Facilities

The company had revolving credit facilities that provided for advances of up to CA$70,000,000 (US$53,677,000) and US$9,000,000 until May 2020. In May 2020, the company modified these revolving credit facilities, whereby maximum advances were extended from CA$70,000,000 (US$53,677,000) to CA$90,000,000 (US$69,013,000) until May 31, 2021, to return to CA$70,000,000 on June 1, 2021. The revolving credit facility that provides advances up to US$9,000,000 remained unchanged. These credit facilities are used to finance working capital and for other general corporate purposes. The Canadian dollar revolving credit facility bears interest at the Canadian prime rate or LIBOR, plus a margin, and the US dollar revolving credit facility bears interest at the US prime rate or LIBOR plus a margin. These revolving credit facilities are secured by a movable mortgage over the universality of the company’s Canadian movable assets, present and future, as well as over the universality of movable assets, present and future, of certain US and UK subsidiaries. The company is subject to covenants under this credit facility that were met as at August 31, 2020. As at August 31, 2020, an amount of $33,783,000 was drawn from these credit facilities for the bank loan of $32,737,000 and letters of guarantee of $1,046,000.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company also has credit facilities of up to €400,000 (US$478,000) for which an amount of €187,000 (US$223,000) was drawn from these lines of credit for letters of guarantee. These credit facilities are unsecured and bear interest at EURIBOR, plus a margin.

In addition, the company has lines of credit totaling $23,719,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 6). As at August 31, 2020, an amount of $3,093,000 was reserved from these lines of credit.

Finally, the company has a line of credit of INR131,387,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 6). As at August 31, 2020, an amount of INR730,000 (US$10,000) was reserved from this line of credit.

12	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2020	2019

Trade	$21,407	$27,996
Salaries and social benefits	17,998	19,716
Forward exchange contracts (note 6)	110	845
Other	1,833	2,233
	$41,348	$50,790

Provisions

	As at August 31,
	2020	2019

Warranty	$380	$356
Restructuring charges (note 4)	3,626	1,133
Other	2,568	2,313
	$6,574	$3,802

13	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements that have been accounted for under IFRS 16 since September 1, 2019 (note 2). The company’s operating leases have remaining lease terms ranging from one year to eight years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Minimal rentals payable under operating leases are as follows as at August 31, 2020:

No later than 1 year	$3,249
Later than 1 year and no later than 5 years	6,377
Later than 5 years	957
Total lease liabilities as at August 31, 2020	$10,583

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The difference between operating lease commitments disclosed applying IAS 17 as at August 31, 2019, discounted using the incremental borrowing rate of 2% at the date of the initial application of IFRS 16 as at September 1, 2019, and the lease liabilities recognized in the consolidated balance sheet as at that date is as follows:

Discounted operating lease commitments under IAS 17 as at August 31, 2019	$8,915
Discounted impact of renewal options that are reasonably certain to be exercised	1,928
Lease liabilities as at September 1, 2019 under IFRS 16	$10,843

14	Long-Term Debt

	As at August 31,
	2020	2019

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$896	$866
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi‑annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between March 2020 and September 2023 in 2019 and December 2020 and September 2023 in 2020	2,443	3,111
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 1.5%, maturing at different dates between April 2020 and August 2022 in 2019 and February 2021 and August 2022 in 2020	295	459
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022 in 2019 and December 2020 and July 2022 in 2020	586	1,306

	4,220	5,742
Current portion of long-term debt	2,076	2,449
	$2,144	$3,293

The company is subject to certain covenants under its long-term debt that were met as at August 31, 2020.

Principal repayments of long-term debt due over the forthcoming years are as follows as at August 31, 2020:

No later than one year	$2,076
Later than one year and no later than five years	2,144
$4,220

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Commitments

The company entered into license agreements for certain intellectual property, which expire at various dates through 2025. Minimum payments for these agreements are as follows as at August 31, 2020:

No later than one year	$1,779
Later than one year and no later than five years	621
$2,400

16	Share Capital

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the company’s share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2017	31,643,000	$1	23,068,777	$90,410	$90,411

Redemption of restricted share units (note 18)	–	–	345,883	–	–
Redemption of deferred share units (note 18)	–	–	58,335	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,526	1,526

Balance as at August 31, 2018	31,643,000	1	23,472,995	91,936	91,937

Redemption of restricted share units (note 18)	–	–	317,072	–	–
Redemption of share capital	–	–	(86,392)	(337)	(337)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,106	1,106

Balance as at August 31, 2019	31,643,000	1	23,703,675	92,705	92,706

Redemption of restricted share units (note 18)	–	–	411,619	–	–
Redemption of share capital	–	–	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,530	1,530

Balance as at August 31, 2020	31,643,000	$1	24,060,766	$94,023	$94,024

a)
On January 8, 2019, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 6.3% of the issued and outstanding subordinate voting shares, representing 1,200,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2019 and ended on January 13, 2020. All shares repurchased under the bid were canceled.

b)
On January 7, 2020, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 3.1% of the issued and outstanding subordinate voting shares, representing 600,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2020 and will end on January 13, 2021 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be canceled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

17	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2017	$(40,874)	$1,909	$(38,965)
Foreign currency translation adjustment	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	(1,894)	(1,894)

Balance as at August 31, 2018	(47,365)	15	(47,350)
Foreign currency translation adjustment	(4,177)	–	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	16	16

Balance as at August 31, 2019	(51,542)	31	(51,511)

Foreign currency translation adjustment	5,994	–	5,994
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	1,743	1,743

Balance as at August 31, 2020	$(45,548)	$1,774	$(43,774)

18	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2018, 2019 and 2020:

	Years ended August 31,
	2020	2019	2018

Stock-based compensation costs arising from equity-settled awards	$2,027	$1,849	$1,770
Stock-based compensation costs arising from cash-settled awards	(6)	(18)	(22)
	$2,021	$1,831	$1,748

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. Up to January 2019, the plan included stock options and restricted share units. In January 2019, the plan was amended to include performance share units. The plan was approved by the shareholders of the company.

Stock options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2019 and 2020, the company had no outstanding or exercisable stock options.

Restricted share units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. The fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2018, 2019 and 2020:

	Years ended August 31,
	2020	2019	2018

Outstanding – Beginning of year	1,836,446	1,615,152	1,611,330
Granted	439,220	632,931	420,621
Redeemed	(411,619)	(317,072)	(345,883)
Forfeited	(150,932)	(94,565)	(70,916)
Outstanding – End of year	1,713,115	1,836,446	1,615,152

None of the RSUs outstanding as at August 31, 2019 and 2020 were redeemable. The weighted-average grant-date fair value of RSUs granted during the years ended August 31, 2018, 2019 and 2020 amounted to $4.22, $3.30 and $4.02 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2018, 2019 and 2020, was $4.19, $3.20 and $3.92 respectively.

Performance share units (PSUs)

PSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. The fair value of PSUs equals the market price of the common shares on the date of grant. The ultimate number of PSUs to be granted is subject to the attainment of targets on the vesting date.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes PSU activity for the year ended August 31, 2020:

Outstanding – Beginning of year	–
Granted	143,251
Outstanding – End of year	143,251

None of the PSUs outstanding as at August 31, 2020 were redeemable. The weighted-average grant-date fair value of PSUs granted during the year ended August 31, 2020 amounted to $3.84.

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

The following table summarizes DSU activity for the years ended August 31, 2018, 2019 and 2020:

	Years ended August 31,
	2020	2019	2018

Outstanding – Beginning of year	251,507	181,689	174,279
Granted	79,819	69,818	65,745
Redeemed	–	–	(58,335)
Outstanding – End of year	331,326	251,507	181,689

As at August 31, 2018, 2019 and 2020, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2018, 2019 and 2020 amounted to $4.10, $3.64 and $3.43 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the year ended August 31, 2018 was $4.29.

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

The liability arising from stock appreciation rights as at August 31, 2019 and 2020 amounted to $77,000 and $70,000 respectively and is recorded in accounts payable and accrued liabilities in the consolidated balance sheets. Stock appreciation rights are immaterial to the company’s consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19	Related Party Disclosures

Ultimate controlling shareholder

Mr. Germain Lamonde, the company’s Executive Chairman, is the company’s ultimate controlling shareholder.

Compensation of key management personnel

	Years ended August 31,
	2020	2019	2018

Salaries and short-term employee benefits	$4,086	$4,029	$3,985
Stock-based compensation costs	1,391	1,175	1,047
	$5,477	$5,204	$5,032

Key management personnel includes senior management and directors.

20	Statements of Earnings

Sales

Sales are as follows:

	Years ended August 31,
	2020	2019	2018

Test and measurement	$197,419	$204,693	$197,423
Service assurance, systems and services	69,192	82,788	71,248
Foreign exchange gains (losses) on forward exchange contracts	(1,028)	(591)	875
Total sales for the year	$265,583	$286,890	$269,546

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2020	2019	2018

Gross research and development expenses	$54,564	$57,972	$65,243
Research and development tax credits and grants	(9,077)	(7,419)	(8,089)
Net research and development expenses for the year	$45,487	$50,553	$57,154

For the year ended August 31, 2020, tax credits and grants include $1,457,000 for the CEWS (nil in 2018 and 2019).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2020	2019	2018

Cost of sales
Depreciation of property, plant and equipment	$1,923	$1,862	$2,077
Depreciation of lease ROU assets	1,106	–	–
Amortization of intangible assets	5,092	7,186	9,212
	8,121	9,048	11,289

Selling and administrative expenses
Depreciation of property, plant and equipment	1,080	1,354	902
Depreciation of lease ROU assets	1,472	–	–
Amortization of intangible assets	698	1,043	592
	3,250	2,397	1,494

Net research and development expenses
Depreciation of property, plant and equipment	2,560	2,253	2,465
Depreciation of lease ROU assets	771	–	–
Amortization of intangible assets	677	783	523
	4,008	3,036	2,988
	$15,379	$14,481	$15,771

Depreciation of property, plant and equipment	$5,563	$5,469	$5,444
Depreciation of lease ROU assets	3,349	–	–
Amortization of intangible assets	6,467	9,012	10,327
Total depreciation and amortization expenses for the year	$15,379	$14,481	$15,771

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2020	2019	2018

Salaries and benefits	$142,277	$136,059	$134,453
Restructuring charges	2,808	3,305	2,072
Stock-based compensation costs	2,021	1,831	1,748
Grants (CEWS)	(3,262)	–	–
Total employee compensation for the year	$143,844	$141,195	$138,273

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2020	2019	2018

Cost of sales	$898	$304	$517
Selling and administrative expenses	1,882	495	673
Net research and development costs	106	2,506	3,219
Interest and other expense	–	–	150
	2,886	3,305	4,559
Income taxes	(533)	(63)	(1,150)
Total restructuring charges for the year	$2,353	$3,242	$3,409

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2020	2019	2018

Cost of sales	$129	$136	$143
Selling and administrative expenses	1,548	1,375	1,217
Net research and development expenses	344	320	388
Total stock-based compensation costs for the year	$2,021	$1,831	$1,748

CEWS by functional area are as follows (note 3):

	Years ended August 31,
	2020	2019	2018

Cost of sales	$(723)	$–	$–
Selling and administrative expenses	(1,082)	–	–
Net research and development expenses	(1,457)	–	–
Total CEWS for the year	$(3,262)	$–	$–

21	Other Disclosures

Other assets

As at August 31, 2019 and 2020, the carrying value of contract assets amounted to $3,083,000 and $5,493,000 respectively and were presented in other current assets in the consolidated balance sheets. Contract assets represent unbilled work in progress.

Deferred revenue

As at August 31, 2020, the company had total deferred revenue of $34,643,000, which represents the aggregate total contract price allocated to undelivered performance obligations. The company expects to recognize $25,785,000 of this amount during the next 12 months and expects to recognize the remaining $8,858,000 thereafter.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company expects that the amount of deferred revenue will change from quarter to quarter for several reasons, including the specific timing, duration and size of large customer support and service agreements, varying billing cycles of such agreements, the specific timing of customer renewals, and foreign currency fluctuations. The company did not have any significant financing components, variable considerations or performance obligations satisfied in a prior period recognized during the year ended August 31, 2020.

During the year ended August 31, 2020, sales included an amount of $24,422,000 that was included in the carrying value of deferred revenue as at August 31, 2019.

During the year ended August 31, 2019, sales included an amount of $16,556,000 that was included in the carrying value of deferred revenue as at August 31, 2018.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees’ contributions up to a maximum of 4% of an employee’s gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2018, 2019 and 2020, amounted to $1,610,000, $1,592,000 and $1,626,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2018, 2019 and 2020, the company recorded cash contributions and expenses totaling $591,000, $460,000 and $464,000 respectively.

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

The reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Years ended August 31,
	2020	2019	2018

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(950)	$774	$(1,775)

Increase (decrease) due to:
Foreign income/loss taxed at different rates	540	13	452
Non-deductible loss (non-taxable income)	(457)	10	(69)
Non-deductible expenses	697	594	1,285
Change in tax rates	–	–	167
Effect of the US tax reform (1)	–	–	1,528
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	732	63	(16)
Recognition of previously unrecognized deferred income tax assets	(506)	(2,383)	(560)
Utilization of previously unrecognized deferred income tax assets	(13)	(964)	(627)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	5,369	5,761	6,100
Other	610	1,478	(807)
Income tax provision for the year	$6,022	$5,346	$5,678

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

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Years ended August 31,
	2020	2019	2018

The income tax provision consists of the following:

Current
Current income taxes	$5,365	$7,449	$4,310

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(4,193)	(4,517)	(3,545)
Benefit arising from previously unrecognized tax losses and deductible temporary differences	(506)	(2,383)	(560)
Utilization of previously unrecognized deferred income tax assets	(13)	(964)	(627)
	(4,712)	(7,864)	(4,732)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	5,369	5,761	6,100
	657	(2,103)	1,368
Income tax provision for the year	$6,022	$5,346	$5,678

The changes in deferred income tax assets and liabilities for the year ended August 31, 2019 are as follows:

	Balance as at September 1, 2018	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2019

Deferred income tax assets
Long-lived assets	$1,925	$2,695	$–	$(52)	$4,568
Provisions and accruals	3,963	446	67	15	4,491
Deferred revenue	2,716	490	–	(36)	3,170
Research and development expenses	2,524	(149)	–	(45)	2,330
Losses carried forward	5,073	(2,751)	–	(176)	2,146

Deferred income tax liabilities
Long-lived assets	(6,461)	1,710	–	345	(4,406)
Research and development tax credits	(10,936)	(338)	–	198	(11,076)
Total	$(1,196)	$2,103	$67	$249	$1,223

Classified as follows:
Deferred income tax assets	$4,714				$4,821
Deferred income tax liabilities	(5,910)				(3,598)
	$(1,196)				$1,223

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2020 are as follows:

	Balance as at September 1, 2019	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2020

Deferred income tax assets
Long-lived assets	$4,568	$(804)	$–	$71	$3,835
Provisions and accruals	4,491	(387)	(578)	75	3,601
Deferred revenue	3,170	104	–	50	3,324
Research and development expenses	2,330	(47)	–	44	2,327
Losses carried forward	2,146	(616)	–	7	1,537

Deferred income tax liabilities
Long-lived assets	(4,406)	1,003	–	(154)	(3,557)
Research and development tax credits	(11,076)	90	–	(208)	(11,194)
Total	$1,223	$(657)	$(578)	$(115)	$(127)

Classified as follows:
Deferred income tax assets	$4,821				$3,633
Deferred income tax liabilities	(3,598)				(3,760)
	$1,223				$(127)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses are as follows:

	As at August 31,
	2020	2019

Temporary deductible differences	$163	$241
Losses carried forward	46,289	39,721
	$46,452	$39,962

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2020, the year of expiry of operating losses for which no deferred income tax assets were recognized in the consolidated balance sheet are as follows, presented by tax jurisdiction:

Year of expiry	Finland	France	Spain	United States	United Kingdom

2021	$6,865	$–	$–	$1,074	$–
2022	11,902	–	–	7,435	–
2023	7,711	–	–	1,972	–
2024	5,953	–	–	1,351	–
2025	7,421	–	–	1,351	–
2026	254	–	–	1,351	–
2027	1,542	–	–	1,351	–
2028	–	–	–	2,447	–
2030	1,516	–	–	2,713	–
2031	–	–	–	109	–
2033	–	–	–	4,681	–
2034	–	–	–	4,851	–
2035	–	–	–	2,616	–
2036	–	–	–	8,501	–
2037	–	–	–	9,660	–
2038	–	–	–	7,997	–
Indefinite	–	58,516	6,414	–	8,267
	$43,164	$58,516	$6,414	$59,460	$8,267

Furthermore, as at August 31, 2020, the company had available capital losses in Canada amounting to $50,081,000 (CA$65,311,000) at the federal level and $53,436,000 (CA$69,686,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2020, non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $39,252,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $261,000,000 (CA$341,000,000) in pre-tax earnings at the Canadian federal level. To generate this level of pre-tax earnings at the Canadian federal level over the estimated recovery period of 16 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 2%, which the company believes is probable. The company’s non-refundable research and development tax credits can be carried forward over a 20‑year period.

As at August 31, 2020, no income taxes were recognized on taxable temporary differences of $25,714,000; such taxes would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

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

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2020	2019	2018

Basic weighted average number of shares outstanding (000’s)	55,604	55,325	54,998
Plus dilutive effect of (000’s):
Restricted share units	–	–	–
Deferred share units	–	–	–
Performance share units	–	–	–
Diluted weighted average number of shares outstanding (000’s)	55,604	55,325	54,998

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	2,012	1,701	1,799

For the years ended August 31, 2018, 2019 and 2020, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

24	Segment Information

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2020	2019	2018

United States	$99,595	$106,607	$100,225
Canada	16,508	15,913	18,425
Other	13,379	21,391	16,743
Americas	129,482	143,911	135,393

United Kingdom	16,170	16,438	17,508
Other	63,700	76,285	67,169
Europe, Middle East and Africa	79,870	92,723	84,677

China	35,727	27,620	20,724
Other	20,504	22,636	28,752
Asia-Pacific	56,231	50,256	49,476
	$265,583	$286,890	$269,546

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2020				As at August 31, 2019

	Property, plant and equipment	Lease ROU assets	Intangible assets	Goodwill	Property, plant and equipment	Lease ROU assets	Intangible assets	Goodwill

Canada	$29,801	$–	$5,338	$17,827	$29,517	$–	$5,675	$17,487
Finland	487	153	455	8,713	331	–	446	8,547
France	2,027	3,526	9,971	6,055	1,896	–	12,788	5,600
United Kingdom	488	544	1,808	7,695	640	–	2,706	7,014
India	4,083	65	18	–	4,249	–	23	–
China	2,785	4,211	24	–	2,667	–	16	–
United States	6	1,857	–	–	7	–	–	–
Other	45	402	2	–	57	–	–	–
	$39,722	$10,758	$17,616	$40,290	$39,364	$–	$21,654	$38,648

25	Subsequent Event

On September 7, 2020, the company entered into a share swap agreement (SSA) to acquire all of the issued and outstanding shares of InOpticals Inc. (InOpticals), a Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets. The SSA is subject to closing conditions by Taiwanese regulatory authorities. The company expects the acquisition to close in the second quarter of fiscal 2021. The fair value of the total consideration for this acquisition is not expected to be material.